Form 20-F
period 2003-12-31
CHINA LIFE INSURANCE CO LTD
filed 2004-06-28
CIK 1268896

As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 001-31914

(Exact name of Registrant as specified in its charter)

China Life Insurance Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
America depositary shares	New York Stock Exchange, Inc.
H shares, par value RMB1.00 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 40 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, 19,323,530,000 domestic shares and 7,441,175,000 H shares, par value RMB1.00 per share, were issued and outstanding. Both domestic shares and H shares are ordinary shares. H shares are listed on the Hong Kong Stock Exchange.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

CHINA LIFE INSURANCE COMPANY LIMITED

FORWARD-LOOKING STATEMENTS		1
CERTAIN TERMS AND CONVENTIONS		2

PART I		4

Item 1.	Identity of Directors, Senior Management and Advisers.	4
Item 2.	Offer Statistics and Expected Timetable.	4
Item 3.	Key Information.	4
	Selected Financial Data	4
	Capitalization and Indebtedness	15
	Reasons for the Offer and Use of Proceeds	15
	Risk Factors	15
Item 4.	Information on the Company.	31
	History and Development of the Company	31
	Business Overview	39
	Organization Structure	78
	Property, Plants and Equipment	79
Item 5.	Operating and Financial Review and Prospects.	80
	Overview	80
	Factors Affecting Our Results of Operations	83
	Operating Results	98
	Liquidity and Capital Resources	112
	Research and Development, Patents and Licenses	114
	Trend Information	114
	Off-Balance Sheet Arrangements	114
	Tabular Disclosure of Contractual Obligations	114
	Reconciliation of Hong Kong Generally Accepted Accounting Principles (H.K. GAAP) and United States Generally Accepted Accounting Principles (U.S. GAAP)	115
Item 6.	Directors, Senior Management and Employees.	115
	Directors and Senior Officers	115
	Compensation	119
	Board Practices	121
	Employees	122
	Share Ownership	123
Item 7.	Major Shareholders and Related Party Transactions.	123
	Major Shareholders	123
	Related Party Transactions	124
	Interests of Experts and Counsel	131
Item 8.	Financial Information.	132
	Consolidated Financial Statements and Other Financial Information	132
	Significant Changes	135
Item 9.	The Offer and Listing.	135
Item 10.	Additional Information.	135
	Share Capital	135

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements state our intentions, beliefs, expectations or predictions for the future, in particular under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

The forward-looking statements include, without limitation, statements relating to:

•	future developments in the insurance industry in China;

•	the industry regulatory environment as well as the industry outlook generally;

•	the amount and nature of, and potential for, future development of our business;

•	the outcome of litigation and regulatory proceedings that we currently face or may face in the future;

•	our business strategy and plan of operations;

•	the prospective financial information regarding our business; and

•	our dividend policy.

In some cases, we use words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “will”, “may”, “should” and “expect” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts included in this annual report, including statements regarding our future financial position, strategy, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct, and you are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, including in conjunction with the forward-looking statements included in this annual report. We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

CERTAIN TERMS AND CONVENTIONS

Conventions

References in this annual report to “we”, “us”, “our” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean, prior to the restructuring described below, China Life Insurance Company and, as the context may require, its subsidiaries, and subsequent to the restructuring, China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life.

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 1999, the China Insurance Yearbook 2000, the China Insurance Yearbook 2001, the China Insurance Yearbook 2002, the China Insurance Yearbook 2003, the National Bureau of Statistics of China and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with H.K. GAAP or U.S. GAAP. Our market share information set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. Under PRC GAAP, premiums include premiums and deposits.

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC, which assumed the regulatory functions of the former Ministry of Foreign Trade and Economic Cooperation of the PRC, or “MOFTEC”.

References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean New York Stock Exchange, Inc.

Unless otherwise indicated, references to an “affiliate” of a company mean any entity of, over or in which the company, alone or acting with others in concert, holds at least 30% of the issued share capital or exercises or controls the exercise of at least 30% of the voting power or has the power to elect a majority of the board of directors or otherwise exercises control.

References to “effective date” mean June 30, 2003, the effective date of the restructuring under the restructuring agreement between CLIC and us.

References to “Renminbi” or “RMB” in this annual report mean the currency of the PRC, references to “U.S. dollars” or “US$” mean the currency of the United States of America, and references to “Hong Kong dollars”, “H.K. dollars” or “HK$” mean the currency of the Hong Kong Special Administrative Region of the PRC.

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “H.K. GAAP” mean the generally accepted accounting principles in Hong Kong, and references to “PRC GAAP” mean the PRC Accounting Rules and Regulations for Business Enterprises and PRC Accounting System for Financial Institutions. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with H.K. GAAP.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 8.2767, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The noon buying rate on June 25, 2004 on this basis was RMB 8.2767 to US$1.00. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2003 or at all.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2001, 2002, 2003 from our audited consolidated financial statements included elsewhere in this annual report and as of and for the year ended December 31, 2000 from our audited consolidated financial statements not included in this annual report. As described below, the financial statements as of and for the years ended December 31, 2001 and 2002 present the financial results of our predecessor company, CLIC, and the 2003 statements of results of operations and cash flows present the results of CLIC for the nine-month period ended September 30, 2003 together with our results for the three-month period ended December 31, 2003. The financial statements are prepared and presented in accordance with H.K. GAAP. For a reconciliation of our net profit and shareholders’ equity to U.S. GAAP, see Note 30 of the notes to the financial statements included elsewhere in annual report.

We were formed on June 30, 2003 in connection with CLIC’s restructuring. In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes, the restructuring is treated as having occurred on September 30, 2003, the date of which all of the assets to be transferred were specifically identified. Therefore, for accounting purposes, our financial statements reflected a deemed distribution of assets to CLIC and deemed assumption of liabilities by CLIC as of September 30, 2003. To give effect to the restructuring agreement, the results of operations attributable to the timing difference between the effectiveness of the restructuring under the PRC law and the effectiveness of the restructuring for accounting purposes are reflected as a capital contribution from CLIC to us as of October 1, 2003. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our consolidated balance sheet data as of December 31, 2000, 2001 and 2002, and the profit and loss accounts data for the years ended December 31, 2000, 2001 and 2002, present the financial results of our predecessor company, CLIC, and they will not necessarily be indicative of our future earnings, cash flows or financial position as a stand-alone company. Our consolidated balance sheet data and profit and loss accounts data as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The selected historical consolidated financial information below omits data related to 1999. CLIC developed new systems during 1997, 1998 and 1999 for capturing individual policy details. These systems were completed during 1999. As a result, we are unable to prepare reliable financial information without unreasonable effort or expense for the years ended December 31, 1999 in accordance with H.K. GAAP or U.S. GAAP because we do not have complete information for policies in force at December 31, 1998 or prior years. Due to the fact that as of December 31, 1999, a premium deficiency was determined to exist under both H.K. GAAP and U.S. GAAP relating to certain insurance contracts that were written prior to such date, all assumptions were reset at such date. Under H.K. GAAP and U.S. GAAP, these revised assumptions are used for periods subsequent to December 31, 1999.

	For the year ended December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Consolidated Profit and Loss Accounts Data
H.K. GAAP

Revenues
Gross written premiums and policy fees	44,714	56,869	68,769	69,334	8,377
Less: premiums ceded to reinsurers	(1,501)	(1,655)	(1,869)	(1,571)	(190)

Net written premiums and policy fees	43,213	55,214	66,900	67,763	8,187
Net change in unearned premium reserves	(314)	(248)	(476)	(547)	(66)

Net premiums earned and policy fees	42,899	54,966	66,424	67,216	8,121

Net investment income	4,374	6,276	8,347	9,825	1,187
Net realized gains/(losses) on investments	(23)	(6)	266	868	105
Net unrealized gains/(losses) on investments	298	(322)	(1,067)	247	30
Other income	827	293	338	727	88

Total revenues	48,375	61,207	74,308	78,883	9,531

Benefits, claims and expenses
Insurance benefits and claims

Life insurance death and other benefits	(8,467)	(10,099)	(7,010)	(8,570)	(1,035)
Accident and health claims and claim adjustment expenses	(2,767)	(3,829)	(4,053)	(4,882)	(590)
Increase in future life policyholder benefits	(27,738)	(33,121)	(45,374)	(43,084)	(5,205)
Interest credited to policyholder contract deposits	(4,505)	(5,799)	(7,095)	(7,260)	(877)
Policyholder dividends and participation in profits	(7)	(177)	(641)	(1,207)	(146)
Amortization of deferred policy acquisition costs	(1,745)	(3,024)	(3,832)	(5,023)	(607)
Underwriting and policy acquisition costs	(3,073)	(2,176)	(1,661)	(1,294)	(156)
Administrative expenses	(4,318)	(5,100)	(6,162)	(6,862)	(829)
Other operating expenses	(2,602)	(1,110)	(634)	(872)	(105)
Interest expense on bank borrowings	(29)	(5)	(7)	(7)	(1)
Statutory insurance levy	(59)	(64)	(73)	(85)	(10)

Total benefits, claims and expenses	(55,310)	(64,504)	(76,542)	(79,146)	(9,563)

Profit/(loss) before income tax expense and minority interests	(6,935)	(3,297)	(2,234)	(263)	(32)
Income tax expense	(14)	(4)	(14)	(1,180)	(143)

Profit/(loss) before minority interests	(6,949)	(3,301)	(2,248)	(1,443)	(174)
Minority interests	(41)	6	(2)	15	2

Net profit/(loss) attributable to shareholders	(6,990)	(3,295)	(2,250)	(1,428)	(173)

Dividends	—	—	—	—	—
Basic and diluted loss per share	(0.35)	(0.16)	(0.11)	(0.07)	(0.01)

U.S. GAAP
Revenues	48,375	61,207	74,308	78,883	9,531
Net profit/(loss)	(7,026)	(3,336)	(2,317)	(1,287)	(155)
Net profit/(loss) per share(1)	(0.35)	(0.17)	(0.12)	(0.06)	(0.01)
Net profit/(loss) per ADS(1)	(14.05)	(6.67)	(4.63)	(2.54)	(0.30)

(1)	The 20,000,000,000 shares issued to CLIC in the restructuring have been given retroactive treatment for purposes of computing per share and per ADS amounts. Numbers for the year ended December 31, 2003 are based on the weighted average number of 20,249,798,526 shares in issue during such year. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.

	As of December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Balance Sheet Data
H.K. GAAP

Assets

Investments
Fixed maturity securities	37,684	53,284	76,337	70,604	8,530
Equity securities	6,794	7,698	12,171	10,718	1,295
Term deposits	39,653	76,083	123,675	137,192	16,576
Statutory deposits—restricted	40	990	991	4,000	483
Investments in associated companies	2,031	2,036	2,035	—	—
Policy loans	109	107	106	116	14
Securities purchased under agreements to resell	19,840	30,480	36,388	14,002	1,692
Other	572	336	231	—	—
Cash and cash equivalents	23,275	17,855	14,529	42,616	5,149

Total investments	129,998	188,869	266,463	279,248	33,739

Other assets
Accrued investment income	3,033	3,527	4,198	2,875	347
Premiums receivable	1,388	1,844	1,757	2,801	338
Reinsurance assets	970	1,100	1,224	997	120
Deferred policy acquisition costs	5,996	10,893	18,084	24,868	3,005
Property, plant and equipment, net of accumulated depreciation	15,617	18,347	18,457	12,008	1,451
Other	5,375	3,528	3,587	5,923	716

Total other assets	32,379	39,239	47,307	49,472	5,977

Total assets	162,377	228,108	313,770	328,720	39,716

	As of December 31,
	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	US$
	(in millions)
Liabilities and equity

Liabilities
Future life policyholder benefits	226,868	259,989	305,363	82,718	9,994
Policyholder contract deposits and other funds	89,373	105,609	156,273	154,731	18,695
Unearned premium reserves	4,131	4,441	5,036	5,382	650
Reserves for claims and claim adjustment expenses	716	867	879	814	98
Annuity and other insurance balances payable	4,029	6,362	8,057	638	79
Premiums received in advance	735	1,481	1,767	2,407	291
Policyholder deposits	694	629	592	—	—
Policyholder dividends payable	2	177	688	1,916	231
Securities sold under agreements to repurchase	90	14,608	3,602	6,448	779
Bank borrowings	921	379	313	—	—
Provision	73	330	445	—	—
Other liabilities	3,489	4,206	4,716	6,891	833
Deferred tax liabilities	—	—	—	3,686	445
Statutory insurance fund	1,132	1,215	1,337	333	40

Total liabilities	332,253	400,293	489,068	265,964	32,134

Commitments and contingencies
Minority interests	169	163	165	320	39
Shareholders’ equity	(170,045)	(172,348)	(175,463)	62,436	7,544

Total liabilities and equity	162,377	228,108	313,770	328,720	39,716

U.S. GAAP
Total assets	162,307	227,997	313,592	328,720	39,716
Total liabilities	332,253	400,293	489,068	265,964	32,134
Shareholders’ equity	(170,115)	(172,459)	(175,641)	62,436	7,544

Unaudited Pro Forma Consolidated Profit and Loss Data

The unaudited pro forma consolidated profit and loss data for the year ended December 31, 2003 has been prepared in accordance with H.K. GAAP and gives effect to the restructuring as if it had occurred at the start of the year ended December 31, 2003.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not necessarily represent what our consolidated financial results actually would have been if the restructuring had in fact occurred on that date and is not necessarily representative of our financial results for any future periods. The notes to the pro forma consolidated financial data contain a more detailed discussion of how the adjustments described above are presented. The unaudited pro forma consolidated financial information should be read in connection with “Item 5. Operating and Financial Review and Prospects” and the historical consolidated financial statements and accompanying notes.

We were formed on June 30, 2003 in connection with the restructuring of CLIC. The restructuring was effected through a plan of restructuring, which was approved by the CIRC on August 21, 2003, and a restructuring agreement we entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes the restructuring is treated as having occurred on September 30, 2003.

Under PRC law and the restructuring agreement, the restructuring was effective as of June 30, 2003, which we refer to in this annual report as the effective date. In connection with the restructuring:

•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999, and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies as of the effective date were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all of the obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”. We refer to the insurance policies issued by us following the restructuring as the “new policies”.

•	CLIC’s assets as of June 30, 2003 were divided between China Life and CLIC in accordance with the restructuring agreement entered into between CLIC and ourselves in connection with the restructuring. Premiums receivable were allocated to the transferred and non-transferred policies based on the specific policies to which they relate. Property, plant and equipment and other operating assets were allocated based on the terms of the restructuring agreement. Investments in respect of participating policies were allocated to the transferred policies, since all participating business has been transferred. Unlisted equity securities and investment properties were allocated to CLIC. The remaining investment assets, including term deposits, fixed maturity securities, equity securities, repurchase agreements and cash and cash equivalents, were allocated so as to ensure that the book value of China Life as of June 30, 2003 was RMB 29,608 million, as determined under PRC valuation regulations. This was equivalent to RMB 36,182 million as determined under H.K. GAAP, due to differences between PRC GAAP and H.K. GAAP. The proportions of each of these classes of assets allocated to CLIC and ourselves were similar.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident or health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and businesses were transferred to us. Some management and personnel remained with CLIC. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”.

•	CLIC retained the trademarks used in our business, including the “China Life” name and the “ball” logo and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to other third parties. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

	For the year ended December 31, 2003
	Historical	Adjustments	Note	Pro Forma	Pro Forma
	RMB	RMB		RMB	US$
	(in millions)
Pro Forma Consolidated Profit and Loss Accounts Data
H.K. GAAP

Revenues
Gross written premiums and policy fees	69,334	(16,409)	(a)	52,925	6,394
Less: premiums ceded to reinsurers	(1,571)	—	(a)	(1,571)	(190)

Net written premiums and policy fees	67,763	(16,409)	(a)	51,354	6,205
Net change in unearned premium reserves	(547)	—	(a)	(547)	(66)

Net premiums earned and policy fees	67,216	(16,409)	(a)	50,807	6,139
Net investment income	9,825	(3,035)	(b)	6,790	820
Net realized gains/(losses) on investments	868	(269)	(b)	599	72
Net unrealised gains/(losses) on investments	247	7	(b)	254	31
Other income	727	1,265		1,992	241
		(54)	(k)
		1,284	(c)
		35	(d)

Total revenues	78,883	(18,441)		60,442	7,303

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(8,570)	4,752	(e)	(3,818)	(461)
Accident and health claims and claim adjustment expenses	(4,882)	—	(e)	(4,882)	(590)
Increase in future life policyholder benefits	(43,084)	16,571	(f)	(26,513)	(3,203)
Policyholder dividends and participation in profit	(1,207)	—	(e)	(1,207)	(146)
Amortization of deferred policy acquisition costs	(5,023)	—		(5,023)	(607)
Underwriting and policy acquisition costs	(1,294)	472	(g)	(822)	(99)
Administrative expenses	(6,862)	536		(6,326)	(764)
		65	(k)
		208	(i)
		327	(h)
		(64)	(j)
Other operating expenses	(872)	505	(k)	(367)	(44)
Interest expense on bank borrowings	(7)	7	(k)	—	—
Interest credited to policyholder contract deposits	(7,260)	4,340	(e)	(2,920)	(353)
Statutory insurance levy	(85)	—		(85)	(10)

Total benefits, claims and expenses	(79,146)	27,183		(51,963)	(6,278)

Profit/(loss) before income tax expense and minority interest	(263)	8,742		8,479	1,024
Income tax expense	(1,180)	(1,402)	(l)	(2,582)	(312)
Profit/(loss) before minority interests	(1,443)	7,340		5,897	712
Minority interests	15	(15)	(k)	—	—
		(40)	(m)	(40)	(5)

Net profit/(loss)	(1,428)	7,285		5,857	708

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Pro Forma Consolidated Profit and Loss Accounts Data

(a)	Reflects the exclusion of amounts attributable to the non-transferred policies from the pro forma consolidated profit and loss accounts data.

(b)	Income from investment properties and investments in associates retained by CLIC in the restructuring has been excluded from net investment income in the pro forma profit and loss accounts data. Other investment income, including interest income and dividends, realized gains and losses and unrealized gains and losses from investments held for trading attributable to investments retained by CLIC in the restructuring, has also been excluded. Cash and investment assets were divided between CLIC and China Life based on a mechanism set forth in the restructuring agreement entered into between CLIC and China Life in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Average cash and investment assets retained by CLIC for the nine months ended September 30, 2003 have been determined as if the restructuring had occurred on January 1, 2003. China Life’s pro forma shareholders’ equity on January 1, 2003 was equivalent to the amount agreed to by CLIC and China Life in the restructuring, and sufficient investments were assumed to be retained by CLIC to result in pro forma equity of this amount. The adjustment for investment income on these investments has been determined on the basis of the percentage of investment return on all of CLIC’s cash and investment assets for the nine months ended September 30, 2003.

(c)	Reflects service fees to be paid by CLIC to China Life for the administration of the non-transferred policies under a policy management agreement to be entered into between CLIC and China Life in connection with the restructuring. For each semi-annual period, the service fee is equal to the sum of:

(i)	the number of in force non-transferred policies that were within their policy term as of the last day of the period, multiplied by RMB 8.0, with the number of policies in force for group insurance policies being equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured), plus

(ii)	2.5% of the actual premiums and deposits in respect of such policies collected during the semi-annual period.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The adjustment for the service fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003.

(d)	Reflects asset management fees to be paid by CLIC to the asset management joint venture for the management of investment assets retained by CLIC in the restructuring under the asset management agreement entered into between CLIC and the asset management joint venture in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The adjustment for the asset management fees reflects the fees that would be paid under this agreement, as if the agreement had been in effect on January 1, 2003.

(e)	Reflects the exclusion of amounts attributable to the non-transferred policies.

(f)	Reflects the increase in future policyholder benefits attributable to the non-transferred policies.

(g)	Reflects the exclusion of underwriting and acquisition costs.

(h)	Reflects the exclusion of depreciation expense for the fixed assets retained by CLIC in the restructuring.

(i)	Reflects the exclusion of staff costs for employees and management remaining with CLIC in the restructuring.

(j)	Reflects rental expenses to be paid by China Life to CLIC for the lease of certain fixed assets from CLIC under a property leasing agreement to be entered into between China Life and CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

(k)	Reflects the exclusion of income and expenses attributable to non-core operations retained by CLIC in the restructuring.

(l)	Pro forma income tax has been included in the pro forma profit and loss accounts data based on the pro forma profit for the year. Since CLIC will retain the benefit of tax losses carried forward, the tax provision does not reflect any benefit in respect of those losses. In connection with the restructuring, China Life has received confirmation from the Ministry of Finance and the State Tax Bureau that certain expenses not normally deductible under current PRC tax law can be deducted by China Life in arriving at its taxable income for 2003. In the past, the deductibility of these expenses had no impact on its tax charge or net income because the business was loss-making. Taxation has been provided for on pro forma income before tax using the statutory rate of 33% and assuming that these expenses were deductible for the year ended December 31, 2003.

(m)	Reflects CLIC’s minority interests in the asset management joint venture as if it had been incorporated on January 1, 2003.

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 8.2767 to US$1.00, the noon buying rate on December 31, 2003 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars generally has been stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$7.80 to U.S.$1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of the Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the link was first established. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 8.2767 and US$1.00 to HK$7.7976, respectively, on June 25, 2004. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
December 2003	8.2772	8.2765	7.7670	7.7628
January 2004	8.2772	8.2767	7.7680	7.7632
February 2004	8.2773	8.2769	7.7692	7.7845
March 2004	8.2774	8.2767	7.7980	7.7842
April 2004	8.2772	8.2768	7.8000	7.7870
May 2004	8.2773	8.2768	7.8001	7.7895
June 2004 (through June 25)	8.2768	8.2766	7.8000	7.7947

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002, 2003 and 2004 (through June 25) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate		Average noon buying rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
1999	8.2795	7.7740	8.2785	7.7599
2000	8.2774	7.7999	8.2784	7.7936
2001	8.2766	7.7980	8.2772	7.7996
2002	8.2800	7.7988	8.2772	7.7996
2003	8.2767	7.7640	8.2771	7.7864
2004 (through June 25)	8.2767	7.7976	8.2769	7.7911

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business

Our growth is dependent on our ability to attract and retain productive agents

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Competition for agents from insurance companies and other business institutions may also force us to increase the compensation of our agents and sales representatives, which would increase operating costs and reduce our profitability. Although we have not had difficulty in attracting and retaining productive agents in the recent past, and do not anticipate any difficulties in the future, we cannot guarantee that this will continue to be the case.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected

Banks and post offices are rapidly emerging as some of the fastest growing distribution channels in China. We do not have exclusive arrangements with any of the banks and post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more banks or post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

Agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs

Agent or employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance policies or annuity contracts to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws or our control policies or procedures.

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals

The success of our business is dependent to a large extent on our ability to attract and retain key personnel who have in-depth knowledge and understanding of the life insurance market in China, including members of our senior management, qualified underwriting personnel, actuaries, information technology specialists and experienced investment managers. We do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other life insurance companies and financial institutions, some of which may offer better compensation arrangements. The number of new domestic and foreign-invested insurers is increasing at a significant pace, existing insurers are expanding their operations and the number of other financial institutions is growing. As the insurance and investment businesses continue to expand in China, we expect that competition for these personnel will increase in the future. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, and while to our knowledge no member of our senior management has plans to retire or leave our company in the near future, we cannot guarantee that this will continue to be the case. If we were unable to continue to attract and retain key personnel, our financial performance could be materially and adversely affected.

We are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability.

Our profitability is affected by changes in interest rates. We currently are experiencing the lowest interest rate environment in several years. However, due to China’s recent fast growing economy, the Chinese government may take certain measures, including raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants, which is established when the product is priced. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rates that we are required to pay under the policies and the rate of return we are able to earn on our investments intended to support our insurance obligations. Our historical results and financial position included in this annual report, which present the historical results of CLIC through September 30, 2003, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed fixed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. From 1996 through 1999, the People’s Bank of China made a series of reductions in the interest rates Chinese commercial banks could pay on their deposits. The interest rate on one-year term deposits, a key benchmark rate, was reduced seven times, from 10.98% in April 1996 to 2.25% in June 1999. As a result, CLIC experienced a significant negative spread on its guaranteed rate policies and CLIC’s results of operations continue to be adversely impacted by the effect of those interest rate cuts.

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. We and CLIC have not incurred negative spread on policies issued since June 10, 1999, as the average investment returns we and CLIC have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

Because of the general lack of long-term fixed income securities in the Chinese capital markets and the restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, restrictions under the PRC insurance law on the asset classes in which we may invest, as well as the limited availability of long-duration investment assets in the markets in which we invest, have resulted in the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 20 years. Furthermore, the financial markets currently do not provide an effective means for us to hedge our interest rate risk through financial derivative products. We believe that, with the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, if we are unable to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our earnings.

Our Investments are Subject to Risks

We are exposed to potential investment losses if there is an economic downturn in China

Under the current PRC insurance law, we may invest the premiums, deposits and other income we receive only in China. In particular, 49.1% of our total investment assets as of December 31, 2003 consisted of term deposits with Chinese banks, and of these deposits, 42.5% were placed with the four largest state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Due to China’s recent fast growing economy, the Chinese government may take certain measures to slow down the economic growth, which could have an adverse impact on our earnings.

Defaults on our fixed maturity investments may materially and adversely affect our profitability

25.3% of our investment assets as of December 31, 2003 were comprised of fixed maturity securities. The issuers whose fixed maturity securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Chinese life insurance companies may invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. These asset classes historically have yielded a comparatively low return on investment. If the asset classes in which we are permitted to invest do not expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability. Our investment yields have been decreasing for the past three years, resulting in a decrease in the amount distributed for our participating products. Continued declines could adversely affect the attractiveness of our investment-type products, which compose a large portion of our business.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB 10,718 million (US$1,295 million) invested in securities investment funds as of December 31, 2003. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Many of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses, lack of liquidity or difficulties in the settlement of transactions. These factors could cause us to incur losses on our publicly traded investments. In addition, as one of the largest institutional investors in China, we hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Differences in future actual claims results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially and adversely affect our earnings

Our earnings depend significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our products and establishing the liabilities in our financial statements for our obligations for future policy benefits and claims. Our assumptions include those for investment returns, mortality, morbidity, expenses and persistency, as well as macro-economic factors such as inflation. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we could be required to increase our liabilities. Any such increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency level could change our customers’ or our business associates’ perception of our financial health, which in turn could adversely affect our sales, earnings and operations.

We establish the liabilities for obligations for future policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. These assumptions are based on judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as on our actual policy benefits and claims results. We record changes in our liabilities to expenses in the period the liabilities are established or re-estimated. If the liabilities originally established for future policy benefits prove inadequate, we must increase our liabilities established for future policy benefits, which may have a material adverse effect on our earnings and our financial condition.

We have data available for a shorter period of time than do insurance companies operating in some other countries and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapses, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Critical Accounting Policies—Insurance Claims and Reserves”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.

Our risk management and internal reporting systems, policies and procedures may leave us exposed to unidentified or unanticipated risks, which could materially and adversely affect our businesses or result in losses

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than what the historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, customers or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. In addition, a significant portion of business information needs to be centralized from our many branch offices. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective. Failure or the ineffectiveness of these systems could materially and adversely affect our business or result in losses.

We are likely to offer a broader and more diverse range of insurance and investment products in the future as the insurance market in China continues to develop. At the same time, we anticipate that the relaxing of regulatory restraints will result in our being able to invest in a significantly broader range of asset classes. The combination of these factors will require us to continue to enhance our risk management capabilities and is likely to increase the importance of our risk management policies and procedures to our results of operations and financial condition. If we fail to adapt our risk management policies and procedures to our changing business, our business, results of operations and financial condition could be materially and adversely affected.

Catastrophes could materially reduce our earnings and cash flow

We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods, fires and epidemics, such as severe acute respiratory syndrome, or SARS.

We establish liabilities for claims arising from a catastrophe only after assessing the exposure and damages arising from the event. We cannot be certain that the liabilities we establish after the assessment will be adequate to cover actual claims. We do not currently carry catastrophe reinsurance to reduce our catastrophe exposure. Such an event could have a material adverse effect on us.

Current or future litigation and regulatory procedures could result in financial losses or harm our businesses

CNAO Audit

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB 2,368 million of insurance funds, and irregular operations involving RMB 2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB 1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB 32.3 million, among which RMB 11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB 43.1 million.

CLIC was directed to pay a total of approximately RMB 67.5 million (approximately US$8.15 million), including RMB 9.2 million of business taxes and surcharges, RMB 10.0 million of income taxes, RMB 37.3 million of other taxes and RMB 11.1 million in fines. The decision requires CLIC to rectify the irregular use of insurance funds and irregular operations described in section (i) above, and to submit a report on such rectification to the CNAO. The audit decision also requires CLIC make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. We have reviewed the issues referred to in the CNAO audit decision and believe that such issues will not have a material impact on our results of operations, cash flows or financial position.

Class Action Litigations

As of June 21, 2004, there have been nine complaints filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. Eight of the nine complaints allege that China Life and the other named persons violated Section 10(b) and Section 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 under the Exchange Act by failing to disclose the audit review by the CNAO of CLIC. On the basis of similar allegations, the remaining complaint alleges that China Life and the other named persons violated Section 11 and Section 15 of the U.S. Securities Act of 1933 by distributing a prospectus containing materially misleading statements. Each complaint seeks to recover damages on behalf of a purported class of persons who purchased the

China Life’s publicly traded securities and seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. The plaintiffs have filed motions for the consolidation of the complaints, selection of a lead plaintiff and approval of counsel appointed by the lead plaintiff. These motions are still pending. We expect that the complaints will be consolidated and that a consolidated amended complaint will be filed. In connection with these actions, we have engaged U.S. counsel to contest the complaints vigorously on our behalf.

SEC Informal Inquiry

We have received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate fully with the SEC on a voluntary basis.

Other

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration, audit and communication bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to CLIC or ourselves. We currently have control procedures in place to monitor our litigation and regulatory exposure, and take appropriate actions against the individuals involved. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

We do not possess the title certificates in respect of some of the properties owned by us

In connection with the restructuring CLIC transferred 3,443 properties, including our headquarters in Beijing, China, to us. At the time of the restructuring CLIC held land use right certificates and building ownership certificates for all but a small number of these properties and is in the process of applying for certificates that it does not yet hold. As part of the restructuring, CLIC has undertaken to have the land use right certificates and building ownership certificates in respect of all the properties and land it owns to be registered in our name as soon as possible and to indemnify us against all losses, claims, charges or expenses arising from any failure to obtain these certificates. Due to the large number of properties acquired by us as a result of the restructuring and the fact that we were only incorporated on June 30, 2003, not all of the properties or parcels of land have been registered in our name. At the time of the restructuring, our PRC legal counsel, King & Wood, advised us that it was not aware of any material legal impediment to the transfer from CLIC to us of the land use right certificates and building ownership certificates. Upon completion of the transfer of all such land use right certificates and building ownership certificates to us, we will have lawful rights to occupy, let, transfer and mortgage all of these parcels of land and properties. If we and/or CLIC cannot obtain the relevant land use right certificates and/or building ownership certificates, our management believes that there will be no material financial impact on us as CLIC has undertaken to indemnify us against all losses or expenses arising out of or in connection with a failure to obtain the relevant land use right certificates and/or building ownership certificates. However, we cannot predict with certainty how our rights as owner of these properties, and our operations carried out on or from these properties, may be adversely affected as a result of the absence of the certificates as described above.

Risk Relating to the PRC Life Insurance Industry

We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business

We face competitive pressures from both domestic and foreign-invested life insurance companies operating in China, as well as from property and casualty insurance companies, which may compete with our accident and short-term health insurance businesses, and other financial institutions that sell other financial investment products in competition with ours. If we are not able to adapt to these increasingly competitive pressures in the future, our growth rate may decline, which could materially and adversely affect our earnings.

Competition among domestic life insurance companies is increasing

Our nearest competitors are Ping An Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific. Together, Ping An, China Pacific and our predecessor accounted for more than 90% of the individual and group life insurance premiums in China in 2002. Each of Ping An and China Pacific has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than CLIC did in Beijing and Shanghai in 2002. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the health insurance industry, following adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is likely to increase in the future, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Under current Chinese law, foreign-invested life insurance companies are permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers only accounted for less than 2% of the nationwide market share of life insurance products in 2002, although some already have gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 14%, 13% and 5% in 2002. These barriers to foreign insurers’ entry into the Chinese insurance market are being phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which will allow foreign insurers to sell health, annuity and group life insurance products nationwide by December 2004. We believe that the relaxation of the restrictions on foreign-invested insurers will increase the competitive pressures we will face in the future. Foreign-invested life insurance companies, through their shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. As a result of recent changes in the insurance law, beginning on January 1, 2003, property and casualty insurance companies were permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 23 property and casualty insurers as of December 31, 2002. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer.

•	Mutual fund companies and other financial services providers. We face competition from other financial services providers, primarily licensed mutual fund companies, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Life insurance agents are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 36.5% of our individual agents had not obtained such a certificate as of December 31, 2003. To date, we do not believe the CIRC has taken any action against an insurance company or its agents for failing to be so qualified. However, in May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. If the CIRC were to enforce this regulation in the future, and if a substantial number of our agents do not become licensed, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Under the PRC insurance law, life insurance agents are required to be registered with and obtain business licenses from the local administrative bureaus of industry and commerce. Historically, this requirement has not been generally enforced, and it is our understanding that the State Administration of Industry and Commerce, or SAIC, does not have procedures in place to effect the registration and licensing of individual insurance agents. Consequently, as we believe it is also the case with other insurance companies operating in China, substantially all of our individual agents are not in compliance with this requirement. To date, this noncompliance has not had a material adverse effect on CLIC or ourselves. We do not know whether the local bureaus of the SAIC will enforce this requirement in the future. If it were to be enforced in the future, our agents would be required to register and obtain business licenses. We cannot assure you that all of our agents would obtain such licenses, and the enforcement of this requirement could adversely affect the composition and effectiveness of our individual agent distribution system, which could have a material adverse effect on our business.

The further development of regulations in China may impose additional costs and restrictions on our activities

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. Among other things, recent changes to determinations of statutory reserves and solvency requirements have affected adversely our income under PRC GAAP and the amount of capital we are required to maintain. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors own, or to reduce our growth

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency also is affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. If we continue to grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Risks Relating to the Restructuring

CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our existing investors own

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2)

above, together with the reinsurance contracts specified in an annex to the restructuring agreement. All other insurance policies were retained by CLIC. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. As of September 30, 2003, CLIC’s shareholders’ equity was a deficit of RMB 181,064 million (US$21,876 million). CLIC is expected to continue to incur losses on the retained policies at least for the near term.

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; all of the tax payments made by CLIC, China Life and the asset management joint venture, as recently approved by the MOF; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The fund will be co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

The MOF’s approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence, as described above, to meet any payment obligation arising out of the non-transferred policies, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets—Insurance policies retained by CLIC”. We have been advised by our PRC legal counsel, King & Wood, that (1) the MOF has the authority to issue this approval regarding the special purpose fund, (2) the approval is valid and effective, and (3) it has no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that a court would decide in a manner consistent with King & Wood’s conclusions.

We cannot predict the amount of funds that will be available to the special purpose fund from CLIC’s own operations to satisfy its obligations to its policyholders as they become due. CLIC’s cash requirements and available cash resources will be affected by several factors which are subject to uncertainty, including prevailing interest rates and the returns on investment generated by CLIC’s assets, as well as the claims, expenses and persistency experience with respect to CLIC’s insurance policies. The cash resources available to CLIC will also depend in part on our profitability, which will affect the amount of our tax payments and hence the amount of refund contributed to the fund, the timing and amount of our dividend payments and the market prices of our shares and ADSs, which will affect the proceeds to CLIC from dispositions of our shares. If it is unable to satisfy its obligations to its policyholders from other sources, CLIC may seek, subject to our articles of association and applicable laws, to increase the amount of dividends we pay in order to satisfy its cash flow requirements. Any such increase in our dividend payments would reduce the funds available for reinvestment in our business. In addition, if we are unable to pay dividends in amounts sufficient to satisfy these requirements, CLIC may seek to sell its shareholdings in us or take other actions in order to satisfy these needs. The sale of these holdings or even the market perception of such a sale may materially and adversely affect the price of our shares.

CLIC does not meet the minimum solvency requirements under CIRC solvency regulations. The CIRC has broad powers under these regulations and the insurance law in the event an insurance company fails to meet its minimum solvency requirements. These may include ordering the sale of the assets or transfer of the insurance business of an insurance company in default under these requirements to a third party and appointing a receiver to take over the management of the insurance company. We believe that, in light of the MOF’s approval described above, it is unlikely that the CIRC will take these actions. However, we cannot assure you that the CIRC will not take actions against CLIC, which could have a material adverse effect on us.

The transfer of policies to us by CLIC and/or the separation of assets between CLIC and us may be subject to challenge

We have been advised by our PRC legal counsel, King & Wood, that (1) the transferred policies have been legally and validly transferred to China Life and (2) following the restructuring, we will not have any continuing obligations to holders of the non-transferred policies who remain policyholders of CLIC and that there is no legal basis on which holders of the non-transferred policies can make a claim against China Life. We also have been advised by King & Wood that, although there is no specific law applicable to restructurings, these conclusions are supported by, among other things, the approval of the restructuring and various related matters by the State Council, the MOF and the CIRC; the support provided by the MOF with respect to the non-transferred policies as described above; and contract and other law. We cannot assure you that policyholders of CLIC, holders of transferred policies or other parties will not seek to challenge the transfer of the transferred policies or the separation of assets occurring as a consequence of the restructuring, or that a court would decide in a manner consistent with King & Wood’s conclusions. If the transfer of policies to us or the separation of assets were challenged successfully, our financial condition and results of operations would likely be materially and adversely affected.

We do not hold exclusive rights to the trademarks in the “China Life” name (in English and Chinese), the “ball” logos and other business related slogans and logos, and CLIC, which owns these trademarks, may take actions that would impair the benefits we derive from their use

We conduct our business under the “China Life” brand name, the “ball” logos and other business related slogans and logos. CLIC owns these trademarks and has registered one of the “ball” logo trademarks in the PRC. CLIC has filed applications to register the trademarks in the “China Life” name (in English and Chinese), the other ball logo and other business related slogans and logos with the Trademark Office of the State Administration for Industry and Commerce, or the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us and our branches a royalty-free license to use these trademarks.

Although CLIC has undertaken in a non-competition agreement with us not to compete with us in China in any life, accident and health insurance and any other businesses in China which may compete with our insurance business, CLIC, its subsidiaries and affiliates are permitted to use the brand name and logo in their own businesses, including life insurance business outside China and any other businesses they may enter into in the future within China, including property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses. In addition, they are not precluded from taking actions that may impair the value of the brand name, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark License Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”. The China Life brand name and our reputation could be materially harmed if CLIC fails to make payments when due on outstanding policies retained by CLIC in the restructuring or new policies written by CLIC after the restructuring, if CLIC reduces the rates of return payable on policies retained by CLIC or if CLIC is placed into receivership.

As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As at the date of this annual report, CLIC holds 72.2% of our share capital. In addition, our president and chairman of the board of directors is also the president of CLIC. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC will, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

CLIC may direct business opportunities elsewhere

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. CLIC also is engaged in the life insurance business in Shanghai through its joint venture with Colonial Mutual Group, an Australian financial services company, of which CLIC owns 51.0% and which CLIC has agreed to dispose of prior to December 18, 2006. It also may engage in insurance business in other regions outside China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

In addition, while we provide policy administration and other services to CLIC for the policies retained by CLIC in the restructuring, and provide investment management services to CLIC through our asset management subsidiary, these agreements can be terminated with notice or upon expiration in a limited number of years. If CLIC were to terminate its policy administration and asset management arrangements with us, our loss of fees could materially and adversely affect us.

Our historical financial information includes the results of the businesses retained by CLIC, and thus is not indicative of our future results

Our consolidated financial statements present the results of the insurance polices and assets transferred to us in the restructuring, as well as, through September 30, 2003, the assets, liabilities and operations retained by CLIC. See “Item 5. Operating and Financial Review and Prospects—Overview—Restructuring” and “Item 5. Operating and Financial Review and Prospects—Operating Results”. As a

result, they will not necessarily be indicative of our future earnings, cash flows or financial position as an independent company. Historical performance is not necessarily representative of our financial results for any future periods.

As a newly established independent entity, we face additional uncertainties in our management, business and operations

Prior to our restructuring, the insurance policies and assets transferred to us were owned and operated by CLIC, a state-owned enterprise. Most of our current directors and executive officers are former officers and employees of CLIC who have no prior experience in operating an independent, publicly traded company or in carrying out the arrangements under our restructuring and related agreements. Our newly established management structure and management information systems may need further adjustments and development to meet the challenges of a public company.

Risks Relating to the People’s Republic of China

China’s economic, political and social conditions, as well as government policies, could affect our business

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	its level of development;

•	its growth rate; and

•	its control of foreign exchange.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven across both geographic regions and the various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may have a negative effect on us. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate polices, tax regulations or policies and regulations affecting the securities markets and asset management industry. In addition, due to China’s recent fast growing economy, the Chinese government is expected to take certain measures to slow down economic growth. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you

We are organized under the laws of China and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our domestic shares only through arbitration in Hong Kong or China

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and holders of domestic shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Centre. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Centre, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China. However, to our knowledge, no action has been brought in China by any holder of shares issued by a Chinese company to enforce an arbitral award. As a result, we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares.

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders

Unlike laws in the United States, the applicable laws of China do not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself, and class action lawsuits are generally not available in China. In addition, PRC company law imposes few obligations on a controlling shareholder with respect to protection of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding not less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our domestic shares only through arbitration in Hong Kong or China”.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Allen & Overy, has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Holders of H shares may be subject to PRC taxation

Under the PRC’s current tax laws, regulations and rulings, dividends paid by us to holders of H shares outside the PRC currently are exempted from PRC income tax. In addition, gains realized by individuals or enterprises upon the sale or other disposition of H shares currently are exempted from PRC income tax. If the exemptions are withdrawn in the future, holders of H shares may be required to pay withholding taxes on dividends, which are currently imposed at the rate of 20%, or capital gains tax, which currently may be imposed upon individuals at the rate of 20%. See “Item 10. Additional Information—Taxation—The People’s Republic of China”.

Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to allow us to make payments on declared dividends, if any, on our H shares.

Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with various procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars generally has been stable. Any devaluation of the Renminbi, however, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or H.K. GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

The calculation of distributable profits for an insurance company under PRC GAAP differs in many respects from the calculation under H.K. GAAP. As a result, we may not be able to pay any dividend in a given year if we do not have distributable profits as determined under PRC GAAP, even if we have profits for that year as determined under H.K. GAAP. A strengthening in the statutory reserve requirements applicable to life insurance companies operating in China, which came into effect on December 31, 2003, led to a one-time adjustment to our PRC GAAP earnings in 2003. We do not expect to declare dividends in respect of 2003, and our ability to pay dividends in respect of 2004 is likely to be constrained. Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

ITEM 4. INFORMATION ON THE COMPANY.

HISTORY AND DEVELOPMENT OF THE COMPANY

On October 20, 1949, the People’s Insurance Company of China, or PICC, was established by the Chinese government as a nationwide wholly state-owned insurance company offering various types of insurance services. PICC achieved monopoly status in China’s insurance market by the mid-1950s, by which time all foreign insurance companies had withdrawn operations from China. The Chinese government suspended virtually all of PICC’s domestic insurance business, however, in 1958, lasting until the advent of economic reform in 1979, when PICC’s domestic property and casualty insurance business was resuscitated. PICC’s life insurance business resumed operations in 1982, with PICC being the only life insurance provider in China.

In 1996, PICC was reorganized as a holding company. The business of PICC was transferred to its four subsidiary companies: Zhongbao Property Insurance Company Limited, or PICC Property; Zhongbao Life Insurance Company Limited, or PICC Life; Zhongbao Reinsurance Company Limited, or PICC Reinsurance; and China Insurance H.K. (Holdings) Company Limited, or China Insurance H.K.

In January 1999, the holding structure of the PICC group of companies was dissolved. After this restructuring the original PICC Property inherited the PICC brand and was renamed People’s Insurance Company of China; the original PICC Life was renamed China Life Insurance Company; the original PICC Reinsurance was renamed China Reinsurance Company, which was recently restructured into China Reinsurance (Group) Company, China Property & Casualty Reinsurance Co, Ltd., China Life Reinsurance Company and China Continent Property & Casualty Insurance Company Ltd.; and all overseas business institutions and operations owned by the former PICC group of companies were allocated to, and administered by, China Insurance H.K. After 1999 and prior to the restructuring described below, CLIC was the only wholly state-owned insurance company licensed to operate life insurance business in China.

CLIC has experienced rapid development in recent years. In 2002, its total insurance premiums represented 57% of the total life insurance premiums in China.

We were formed as a joint stock company pursuant to the PRC company law on June 30, 2003 under the corporate name of in connection with the restructuring.

On November 23, 2003, we established an asset management joint venture with our predecessor, CLIC, in connection with the restructuring. The asset management joint venture manages our investment assets and, separately, substantially all of those of CLIC.

We and our predecessor incurred capital expenditures of RMB2,285 million, RMB1,814 million and RMB2,371 million in 2003, 2002 and 2001. These capital expenditures mainly comprised the addition of buildings.

Our Restructuring

Restructuring Plan and Governmental Approval

Upon the approval of the State Council and the CIRC, we were formed on June 30, 2003 as a joint stock company in connection with the restructuring by CLIC, our sole owner. The restructuring was effected through a plan of restructuring, which was approved by the CIRC on August 21, 2003, and a restructuring agreement we entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003, which we refer to in this annual report as the effective date. Pursuant to PRC law and the restructuring agreement, we enjoyed the rights and benefits and assumed the obligations and liabilities arising from the restructuring from and after the effective date.

In connection with the restructuring:

•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the applicable reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”.

•	Cash, specified investment assets and various other assets were transferred to us. CLIC retained cash, specified investment assets and various other assets, including all assets relating to the non-insurance businesses carried out by CLIC prior to the restructuring. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident and health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and businesses were transferred to us. Some management and personnel remained with CLIC. See “Item 4. Information on the Company—History and Development of the Company—Restructuring—Transfer of Insurance Policies and Related Assets”.

•	CLIC retained the trademarks used in our business, including the “China Life” name in English and Chinese and the “ball” logos, and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to any other third parties. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark License Agreement”.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets”.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices. See “Item 7. Major Shareholders and Related Party Transactions”.

The net assets transferred to us had a carrying value at June 30, 2003 of RMB 29,608 million, as determined under PRC valuation regulations. This is equivalent to RMB 36,182 million, as determined under H.K. GAAP. In consideration of this transfer, and pursuant to an approval issued by the MOF in 2003, we issued 20,000,000,000 domestic shares comprising the entire registered and paid-up capital of our company. As of the date of this annual report, CLIC owned approximately 72.2% of our issued share capital.

CLIC has committed to pay some of its retired employees a pension supplement through December 31, 2007. The present value of the aggregate estimated future payments to be made by CLIC, amounting to RMB 185 million, has been recognized as an expense to CLIC and a corresponding capital contribution to China Life in the 2003 financial statements. Payments made to similar former employees during the three-year period ended December 31, 2002 were expensed as paid. The amounts paid were RMB 51 million in 2000, RMB 55 million in 2001, RMB 56 million in 2002 and RMB 23 million in 2003. Obligations relating to these retired employees were retained by CLIC. Accordingly, these payments will be the responsibility of CLIC following the restructuring under the restructuring agreement entered into between CLIC and us.

Transfer of Insurance Policies and Related Assets

In connection with the restructuring, CLIC transferred to us the transferred policies. The non-transferred policies were retained by CLIC. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date.

We chose June 10, 1999 as the date for the separation between the transferred policies and the non-transferred policies because CLIC adopted new pricing policies as an immediate response to an emergency notice issued by the CIRC on June 10, 1999, as more fully described below:

•	The CIRC was established as the industry regulator in 1998. The People’s Bank of China was the industry regulator prior to the CIRC’s establishment.

•	Immediately prior to June 10, 1999, the pre-determined rate of all policies sold by CLIC was 5.00%. The maximum pre-determined rate which life insurance companies could commit to pay on policies was 5.00%, as set by the People’s Bank of China, the insurance regulator at the time.

•	These events were set against the background of low and declining investment returns available to life insurance companies in the PRC at the time. The interest rate on one-year term deposits, a key benchmark rate, was 2.25% on June 10, 1999.

•	To address the systemic risks to the industry arising from the “negative spread” problem (high pre-determined rates on policies against low investment return), the CIRC issued an emergency notice on June 10, 1999 whereby the maximum pre-determined rate which life insurance companies could commit to pay on new policies was reduced to 2.50% per annum.

•	To comply with the requirements of the CIRC’s emergency notice, CLIC ceased to sell policies filed with or approved by the People’s Bank of China or the CIRC before June 10, 1999, and from then onwards started to sell new policies with pre-determined rates which were equal to or below 2.50% in the new industry environment.

The change in pricing policy made by CLIC on June 10, 1999 as an immediate response to the emergency notice issued by CIRC, differentiates the transferred policies and the non-transferred policies.

In connection with the restructuring, CLIC’s assets as at June 30, 2003 were divided between CLIC and ourselves in accordance with the restructuring agreement entered into between CLIC and ourselves. Premiums receivable were allocated to the transferred and non-transferred policies based on the specific policies to which they relate. Property, plant and equipment and other operating assets were allocated based on the terms of the restructuring agreement. Investments in respect of participating policies were allocated to the transferred policies, since all participating business has been transferred. Unlisted equity securities and investment properties were allocated to CLIC. The remaining investment assets, including term deposits, fixed maturity securities, equity securities, repurchase agreements and cash and cash equivalents, were allocated so as to ensure that the book value of China Life as of June 30, 2003 was RMB 29,608 million, as determined under PRC valuation regulations. This is equivalent to RMB 36,182 million as determined under H.K. GAAP, due to differences between PRC GAAP and H.K. GAAP. The proportions of each of these classes of assets allocated to CLIC and ourselves were similar.

Insurance policies

Under the plan of restructuring, on the effective date, CLIC transferred to us the transferred policies.

We have been advised by our PRC legal counsel, King & Wood, that: (1) the transferred policies have been legally and validly transferred to us and (2) following the restructuring we will not have any continuing obligations to holders of the non-transferred policies and that there is no legal basis on which holders of the non-transferred policies can make a claim against China Life. See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Investment and other business assets

In the restructuring, CLIC transferred to us cash and investment assets, various intellectual property rights and various other business assets, including the software system for operating our business. CLIC retained cash and specified investment assets, as well as assets relating to the non-core, non-insurance business carried out by CLIC prior to the restructuring.

For information about CLIC’s investment assets and the investment assets that were transferred to us in connection with the restructuring, see “Item 4. Information on the Company—Business Overview—Investments”.

Investment assets

All investment assets in respect of participating policies were transferred to us, since all participating business has been transferred to us. The remaining investment assets, including term deposits, fixed maturity securities, equity securities, repurchase agreements and cash and cash equivalents, but excluding unlisted equity securities and investment properties which were retained by CLIC, were allocated between CLIC and ourselves so as to ensure that the book value of China Life as of June 30, 2003 was RMB 29,608 million, as determined under PRC valuation regulations. The proportions of each of these classes of assets allocated to CLIC and ourselves were similar.

Real properties

In connection with the restructuring, land use rights relating to 2,978 parcels of land with an aggregate site area of approximately 3,145,000 m2 were transferred to us.

In addition, 3,443 completed buildings, including our headquarters in Beijing, and various ancillary structures, with an aggregate total gross floor area of approximately 3,997,000 m2, and 65 buildings and structures which were under construction, with an aggregate total gross floor area of approximately 350,000 m2 upon completion, were transferred to us. Of the 3,443 buildings, 372 properties with an aggregate gross floor area of approximately 66,800 m2 were leased to independent third parties.

Receivables, chattels, etc.

Accounts receivable associated with the transferred policies and other accounts receivable which accrued on or after June 30, 1999 and which remained on the books as of June 30, 2002, as well as specified deferred assets, prepaid expenses, low cost consumables and other assets as of the same date, were transferred to us.

Intellectual property and business assets

The following intellectual property and business assets were transferred to us:

•	All original and duplicate policies, business records, financial and accounting records, business data, statistical information, training manuals, technical records, information, data, know-how and manuals and research and development information relating to the businesses constituted by the transferred policies.

•	All of CLIC’s rights and licenses relating to software used in its insurance businesses, including its core business processing system, customer service center system, comprehensive inquiry system, individual agency management system, customer support system, accounting and financial management system, participating policy monitoring system, analysis system, business file imaging system and individual agency marketing support system.

•	All permits, licenses, approvals, certificates, authorizations and other like instruments related to the operation of the assets transferred to us.

•	All claims, rights to setoff, cause of action and similar rights held by CLIC against third parties arising from the transferred assets and policies.

Insurance agency contracts

As of June 30, 2003, CLIC had agency contracts with approximately 650,000 individual agents and other insurance agencies. CLIC has transferred to us all of its rights and obligations under these contracts. The restructuring agreement provides that commissions due under these contracts in connection with the transferred polices, the accrued amount of which was RMB 1,098 million as of June 30, 2003, will be borne by us, and commissions due in connection with non-transferred policies, the accrued amount of which was RMB 40 million as of June 30, 2003, will be borne by CLIC.

Assumed liabilities

We assumed the future benefit liabilities relating to the transferred policies.

In addition, the accounts payable and other accounts payable incurred on or after June 30, 1999 associated with the transferred policies were transferred to us, and those associated with the non-transferred policies were retained by CLIC.

CLIC previously entered into securities repurchase agreements in connection with the management of its investment assets. See “Item 4. Information on the Company—Business Overview—Investments”. We assumed a portion of CLIC’s obligations to repurchase securities sold to third parties under these repurchase agreements.

Management personnel and employees

CLIC transferred approximately 67,000 employees to us, including approximately 9,000 management personnel.

We did not assume any obligations for the welfare benefits of the employees retained by CLIC and of the transferred employees for any period while they were employed by CLIC. These obligations,

including obligations in respect of some employees whose employment contracts were terminated or who were asked to retire prior to the restructuring in exchange for these benefits, will be borne by CLIC and are not our obligations.

Assets retained by CLIC

CLIC retained the remaining assets it held at the time of the restructuring. These include:

•	Specified fixed assets and intangible assets, including real properties with associated land use rights and the trademarks in the “China Life” name (in English and Chinese) and the “ball” logos.

•	Accounts receivable and other receivables accrued before June 30, 1999 or accrued after June 30, 1999 and associated with the non-transferred policies or other businesses retained by CLIC. CLIC also retained a portion of the assets associated with construction-in-progress projects.

•	Assets relating to CLIC’s non-core, non-insurance businesses (principally investments in property, hotels and other operations through subsidiaries).

Insurance policies retained by CLIC

CLIC has incurred substantial losses on these non-transferred policies, primarily because the pre-determined rates built into these policies and hence the implied rates at which CLIC was obligated to pay or accrue reserves on these policies are higher than the investment return it was able to generate on its investment assets. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of insurance and annuity products generally”. This outcome, which has been experienced by other major life insurers in China, is called a “negative spread”. From 1996 to 1999, the central bank of China made several cuts in interest rates, reducing the income CLIC was able to generate on its investment assets to below the guaranteed rate it was required to pay on its policies. In 1999, the CIRC reduced the maximum guaranteed rate insurers were allowed to pay and, as a result, CLIC has not experienced a “negative spread” on policies issued thereafter.

Shareholders’ equity of our predecessor, CLIC, was a deficit of RMB 181,064 million (US$21,876 million) as of September 30, 2003 and a deficit of RMB 175,463 million (US$21,200 million) as of December 31, 2002. The net losses incurred by our predecessor were RMB 3,101 million (US$375 million) for the nine months ended September 30, 2003 and RMB 6,990 million RMB 3,295 million and RMB 2,250 million (US$272 million) for 2000, 2001 and 2002, respectively. These losses were attributable to losses incurred by our predecessor on policies retained by CLIC in the restructuring, which have offset the profitability of the policies transferred to us. Our pro forma net profit was RMB 5,857 million (US$708 million) for 2003.

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by China Life under the tax rebate mechanism described below; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. A management committee comprised of two to three representatives from the Ministry of Finance and two to three representatives from CLIC will oversee the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

The MOF’s approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence as described above to meet any payment obligation arising out of the non-transferred policies, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. We have been advised by our PRC legal counsel, King & Wood, that (1) the MOF has the authority to issue this approval regarding the special purpose fund, (2) the approval is valid and effective and (3) it has no reason to believe that the MOF will revoke the approval.

In accordance with generally applicable tax laws and regulations, CLIC, ourselves and the asset management joint venture formed with CLIC will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular recently issued by the MOF, all of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by the asset management joint venture may also be rebated to CLIC, if the current shareholding structure of the asset management joint venture remains unchanged. This tax rebate policy is different from the tax rebate mechanism we expected to be approved at the time of our IPO last year, and indicates MOF’s strong support to CLIC.

CLIC does not meet the minimum solvency requirements under CIRC solvency regulations. The CIRC has broad powers under these regulations and the insurance law in the event an insurance company fails to meet its minimum solvency requirements. These may include ordering the sale of the assets or transfer of the insurance business of an insurance company in default of these requirements to a third party and appointing a receiver to take over the management of the insurance company. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. We believe that, in light of the MOF approval described above, it is unlikely that the CIRC will take these actions. However, we cannot assure you that the CIRC will not take actions against CLIC, which could have a material adverse effect on us.

We have been advised by our PRC legal counsel, King & Wood, that following the restructuring we will not have any continuing obligations to holders of the non-transferred policies and that there is no legal basis on which holders of the non-transferred policies can make a claim against China Life. King & Wood based its conclusion on, among other things, the following factors: (1) after the restructuring, China Life was established as a separate legal entity and China Life’s assets and liabilities should be regarded as distinct and separate from those of CLIC; (2) there is no contractual relationship, direct or indirect, between the holders of the non-transferred policies and China Life; (3) the restructuring (including the transfer of the transferred policies to China Life) has been approved by the CIRC and has been conducted without infringing upon the rights of the holders of non-transferred policies; (4) the arrangements made under the restructuring agreement, in particular the MOF’s support as described above, are expected to enable CLIC to satisfy its obligations under the non-transferred policies; and (5) PRC regulatory authorities have no legal power to direct China Life to assume CLIC’s obligations under the non-transferred policies or to indemnify the holders of the non-transferred policies.

See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

In December 2003, we successfully completed our initial public offering of H shares, including H shares in the form of American depositary shares, or ADSs, and raised approximately RMB 24,707 million in aggregate net proceeds for us. Upon completion of our initial public offering, our H shares became listed on the Hong Kong Stock Exchange and ADSs each representing 40 of our H shares became listed on the New York Stock Exchange.

General Information

Our principal executive offices are located at 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China. Our telephone number is (86-10) 8565-9999. Our website address is www.e-chinalife.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

BUSINESS OVERVIEW

Unless the context otherwise indicates, all company data for periods ending on or prior to December 31, 2003 provided in this section, including data concerning premiums, deposits, policy fees, insurance policies, annuity contracts, agents, personnel, offices, distribution channels and investment assets, only include data relating to the policies, contracts and investment assets that were transferred to us in connection with the restructuring and do not include those that are included in our historical consolidated financial statements but were retained by CLIC in connection with the restructuring. For further information on the restructuring, see “—History and Development of the Company—Our Restructuring”. Policies, contracts and investment assets retained by CLIC are not ours and their results of operations will not be reflected in our consolidated financial statements for future periods. Unless otherwise indicated, market share information set forth in this section is based on premium information as reported by the CIRC, which is not determined in accordance with H.K. GAAP or U.S. GAAP. Our market share information set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. The policies, contracts and assets retained by CLIC are not ours and will not be available to generate revenues for us in the current or future periods. Therefore, to reflect our business more accurately as it will be operated following the restructuring, unless we otherwise state, all company data provided in this section relate only to the policies, contracts and assets transferred to us in the restructuring.

We had more than 48 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2003. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 655,000 exclusive agents operating in approximately 8,200 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, post offices and other organizations. Gross written premiums and policy fees generated by our individual life insurance and annuity products totaled RMB 42,288 million (US$5,109 million) for the year ended December 31, 2003 and RMB 37,662 million for the year ended December 31, 2002, constituting 79.9% and 80.0% of our total gross written premiums and policy fees for those periods. The figure for 2003 represented a 12.3% increase over 2002. First-year gross written premiums from individual life insurance products in 2003 were RMB 13,284 million (US$1,605 million), representing a 26.1% decrease over 2002. First-year single gross written premiums for the same period were RMB 4,349 million (US$526 million), representing 32.7% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB 77,319 million (US$9,342 million) for the year ended December 31, 2003 and RMB 52,340 million for the year ended December 31, 2002, constituting 88.4% and 89.4% of our total deposits for those periods. The figure for 2003 represented a 47.7% increase over 2002.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2001	2002	2003	2003	(2001-2003)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	24,806	37,662	42,288	5,109	30.6%
First-year single gross written premiums	4,986	8,590	4,349	525	(6.6)%
First-year regular gross written premiums	9,826	9,383	8,935	1,080	(4.6)%

First-year gross written premiums	14,812	17,973	13,284	1,605	(5.3)%
Individual life insurance deposits	15,162	52,340	77,319	9,342	125.8%
First-year single deposits	10,598	43,679	63,098	7,624	144.0%
First-year regular deposits	2,798	5,246	6,330	765	50.4%

First-year deposits	13,396	48,925	69,428	8,388	127.7%
Future life policyholder benefits	29,839	54,745	81,658	9,866	65.4%
Policyholder contract deposits	21,443	65,629	135,090	16,322	151.0%

Products

We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance and annuity products consist of whole life and term life insurance, endowment insurance and annuities.

We offer both non-participating and participating products. There were approximately 25.8 million non-participating policies and 13.5 million participating policies as of December 31, 2003. Net premiums earned and policy fees of participating policies represent approximately 44% of total net premiums earned and policy fees of transferred policies. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Participating life insurance and annuity products, which were first introduced in 2000, have become our fastest-growing individual life insurance and annuity products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	9,111	12,289	16,292	1,968
First-year gross written premiums	4,347	4,491	4,606	557
Total single gross written premiums	331	211	202	24
Endowment:
Gross written premiums	11,925	18,169	16,998	2,054
First-year gross written premiums	9,222	11,431	7,001	846
Deposits	9,839	50,428	75,619	9,136
First-year deposits	8,225	47,259	67,916	8,206
Annuities:
Gross written premiums	1,883	3,129	3,618	437
First-year gross written premiums	1,243	2,051	1,677	203
Deposits	5,323	1,912	1,700	205
First-year deposits	5,171	1,666	1,512	183

Whole Life and Term Life Insurance

Non-participating whole life and term life insurance

We offer non-participating whole life and term life insurance products.

Non-participating whole life insurance products provide a guaranteed benefit, pre-determined by the contract, upon the death of the insured, in return for the periodic payment of fixed premiums over a predetermined period. Premium payments may be required for the length of the contract period, to a specified age or for a specified period, and are typically level throughout the period.

The guaranteed rate of return in China for non-participating whole life insurance products has been capped at 2.50% by the CIRC since June 1999. We believe that, if the Chinese economy continues to operate in a low interest rate environment such as the one we are in today, the insurance market will continue to move away from non-participating whole life insurance products to participating whole life insurance products.

Non-participating term life insurance products provide a guaranteed benefit upon the death of the insured within a specified time period in return for the periodic payment of fixed premiums. Specified coverage periods range from 5 to 20 years or expire at specified ages. Death benefits may be level over the period or increasing. Premiums are typically at a level amount for the coverage period. Term life insurance products are sometimes referred to as pure protection products, in that there are normally little or no savings or investment elements. Unlike endowment products, term life insurance policies expire without value at the end of the coverage period if the insured person is still alive.

Participating whole life insurance

We also offer participating whole life insurance products, which are traditional whole life insurance policies that also provide a participation feature in the form of dividends. The policyholder is entitled to share a portion of the distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender.

Endowment

Non-participating endowment products

Non-participating endowment products provide to the insured various guaranteed benefits if the insured survives specified maturity dates or periods stated in the policy, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period, in return for the periodic payment of premiums. Specified coverage periods range from 5 to 20 years or end at specified ages. Premiums are typically at a level amount for the coverage period.

Although non-participating endowment products have historically been among the most popular individual life insurance products in China, we believe that, if the prevailing permitted guaranteed rate in China remains capped at the current level of 2.50% as it has been for the past several years, the market is likely to shift away from these products in favor of participating endowment products.

Participating endowment products

We also offer participating endowment products, which are endowment policies that also provide a participation feature in the form of dividends. Policyholders are entitled to share a portion of the distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender.

Participating endowment products are among our fastest growing and most successful product lines. Hong Tai Endowment, Hong Rui Endowment and Qian Xi Wealth Management have had the highest level of sales of our investment-type and risk-type participating endowment products. Hong Tai Endowment had RMB 34,536 million (US$4,173 million) of deposits in 2003, representing 44.7% of total deposits of our individual life insurance business. First-year deposits of Hong Tai Endowment for the year ended December 31, 2003 were RMB 30,697 million (US$3,709 million), representing an 31.7% decrease over 2002 and 39.7% of total first-year deposits of our individual life insurance business. Qian Xi Wealth Management had RMB 8,876 million (US$1,072 million) of gross written premiums in 2003, representing 21.0% of total gross written premiums and policy fees of our individual life insurance business. First-year gross written premiums of Qian Xi Wealth Management for the year ended December 31, 2003 were RMB 4,304 million (US$520 million) of deposits, representing a 56.6% decrease from the year before, or 32.4% of total first-year gross written premiums of our individual life insurance business. Deposits and gross written premiums for these two products declined in 2003 as compared to those in 2002, following the introduction of two new similar products, Hong Rui and Hong Xin. Total deposits from our participating products in 2003 increased by 53.4%, to RMB 80,376 million from RMB 52,390 million in 2002. Total net premiums from our risk-type participating products decreased by 7.8%, to RMB 13,417 million in 2003 from RMB 14,548 million in 2002.

Annuities

Annuities are used for both asset accumulation and asset distribution needs. Annuitants make deposits or pay premiums into our accounts, and receive guaranteed level payments during the payoff period specified in the contracts. We offer both non-participating and participating annuities. For non-participating annuity products, risks associated with the investments are borne entirely by us. A significant portion of our non-participating annuity products imposes charges upon an early surrender or withdrawal of the contract.

Participating annuity products are annuities that provide a participation feature in the form of dividends. The dividends are determined by us in the same manner as our life insurance policies. Annuitants may receive dividends in cash or apply them to increase annuity benefits or reduce the premiums or deposits required to maintain the contract in force. Like non-participating annuities, a significant portion of our participating annuity products imposes charges upon an early surrender or withdrawal of the contract.

Marketing and Distribution

We have historically sold most of our individual life insurance and annuity products to the mass market and will continue to actively serve this market. However, we believe our core individual customer base will evolve as China’s economy develops. We will seek to capitalize on the market opportunities in the growing affluent segment of China’s population by focusing our marketing efforts on individuals residing in urban and economically developed coastal areas of China, where disposable income is relatively higher and, we believe, demand for life insurance and annuity products is greater. In addition, we are implementing a new customer segmentation sales approach which targets individuals of various income and education levels with different products. Under this sales approach, individuals in different periods of their lives are marketed with different life insurance and annuity products, with these products in many cases supplemented by our individual accident and health products.

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 655,000 exclusive agents operating in approximately 8,200 field offices throughout China. We have implemented our customer-oriented market segmentation sales initiatives initially through approximately 100,000 of our more productive exclusive agents. We plan to expand this sales approach to all exclusive agents nationwide this year on a trial basis. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 78,000 outlets of commercial banks, post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s largest companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer life insurance and annuity products to the employees of companies and institutions through approximately 10,000 direct sales representatives operating in more than 4,000 branch offices as well as insurance agencies and insurance brokerage companies. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB 432 million (US$52 million) for the year ended December 31, 2003 and RMB 477 million for the year ended December 31, 2002, constituting 1.0% of our total gross written premiums and policy fees for each respective year. The figure for 2003 represented a 9.4% decrease from 2002. First-year gross written premiums from group life insurance and annuity products for 2003 were RMB 221 million (US$26.7 million), representing a 29.4% decrease from 2002. First-year single gross written premiums for 2003 were RMB 204 million (US$24.6 million), representing 92.3% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB 10,117 million (US$1,222 million) for the year ended December 31, 2003 and RMB 6,232 million for the year ended December 31, 2002, constituting 11.6% and 10.6% of our total deposits for those periods. The figure for 2003 represented a 62.3% increase from 2002.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2001	2002	2003	2003	(2001-2003)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	1,085	477	432	52	(36.9)%
First-year single gross written premiums	955	306	204	24.6	(53.8)%
First-year regular gross written premiums	77	7	17	2	(53.0)%
First-year gross written premiums	1,032	313	221	26.7	(53.7)%

Group life insurance deposits	5,706	6,232	10,117	1,222	33.2%
First-year single deposits	5,676	6,231	10,070	1,217	33.2%
First-year regular deposits	30	1	31	4	1.7%

First-year deposits	5,706	6,232	10,101	1,220	33.1%
Future life policyholder benefits	1,130	1,143	1,060	128	(3.1)%
Policyholder contract deposits	8,135	12,369	19,641	2,373	55.4%

Products

We offer annuity products and whole life and term life insurance products to our companies and institutions. We bundle these products to serve as part of our group customers’ overall employee benefit plans. We also market each group product as an independent product. We believe we are the market leader in the development of group annuity products. We introduced the first non-participating group annuity product in China in June 1983. In 1998, we were the first insurance company to introduce group participating annuity products in China, at first regionally on a trial basis, and later nationwide in 2001.

The following table sets forth selected financial information regarding our group life insurance and annuity products for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	53	—	—	—
Deposits	5,698	6,229	10,117	1,222
Group whole life and term life insurance:
Premiums	985	344	255	31

Group annuities

In our non-participating group annuities, interest on an annuitant’s deposits is credited to each participating employee’s personal account. Annuity payments are calculated based on an interest rate derived from the interest rate on deposits for a fixed two-year term as adopted by the People’s Bank of China.

We also offer participating group annuities. In our participating group annuities, interest on an annuitant’s deposits is either credited to the participating employee’s personal account or credited to the participating employee’s personal account as well as the employer’s group account, depending on the source of the deposits, calculated at a guaranteed interest rate set at the time the product is priced, subject to a cap fixed by the CIRC, which currently is 2.50%. The annuitant is entitled to share a portion of our distributable earnings derived from our participating products, as determined by us based on formulas prescribed by the CIRC, in excess of the rate we guarantee to participating employees.

Group participating annuity products, including Yong Tai Annuity and Group Annuity (Retirement Supplement), are among our fastest growing product lines. For the year ended December 31, 2003, total combined deposits of Yong Tai Annuity and Group Annuity (Retirement Supplement) were RMB 9,128 million (US$1,103 million), constituting 90.2% of total deposits of our group life insurance business for that year, representing a 54.5% increase from the year before.

The following table sets forth total combined deposits of our Yong Tai Annuity and Group Annuity (Retirement Supplement) products for the periods indicated.

	For the year ended December 31,
	2001	2002	2003	2003
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity and Group Annuity (Retirement Supplement):
Deposits	4,425	5,910	9,128	1,103

Group whole life and term life insurance

We offer group non-participating whole life insurance products and group non-participating term life insurance products. All of our group whole life and term life insurance products insure against death, while some also insure against injuries due to accidents and dismemberment or disabilities due to illnesses.

Marketing and distribution

We target our group life insurance and annuity products to large institutional customers in China, including branches of foreign companies, which we believe have the greatest awareness of and need for group life insurance and annuity products. We have long-term customer relationships with many of China’s largest companies and institutions. We provide large group customers with products having flexible fee and dividend structures, as well as enhanced real-time customer service. While continuing to focus on large institutional clients, we also target small- to medium-sized companies in economically developed regions to supplement our growth and to increase our profits.

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through insurance agency companies and insurance brokerage companies. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China. See “—Distribution Channels”.

The revenues attributable to our five largest customers were less than 1% of our total revenues for the year ended December 31, 2002 and 2003.

Accident and Health Insurance

We are the leading accident insurance and a leading health insurance provider in China.

The following table sets forth selected financial and other data regarding our accident insurance and health insurance businesses as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2001	2002	2003	2003	(2001-2003)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Accident insurance premiums	5,097	5,174	4,880	590	(2.2)%
Health insurance premiums	2,687	3,764	5,325	643	40.8%
Accident and health reserves for claims and claim adjustment expenses (gross)	867	879	814	98	(3.1)%
Accident and health insurance unearned premium reserves (net)	3,553	4,028	4,575	553	13.5%

Accident insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 4,880 million (US$590 million) for the year ended December 31, 2003 and RMB 5,174 million for the year ended December 31, 2002, constituting 9.2% and 11.0% of our total gross written premiums and policy fees for those periods. According to the CIRC, premium income of accident insurance in China was RMB 7,951 million (US$961 million) in 2002.

Products

We offer a broad array of accident insurance products to both individuals and groups.

Individual accident insurance

Individual accident insurance products provide a benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. Typically, a death benefit is paid if the insured dies within 180 days of the accident, and a disability benefit is paid if the insured is disabled, with the benefit depending on the extent of the disability. If the insured receives medical treatment at a medical institution approved by us as a result of an accident, individual accident insurance products also may provide coverage for medical expenses. We offer a broad array of individual accident insurance products, such as insurance for students and infants against death and disability resulting from accidental injury and comprehensive coverage against accidental injury. We also offer products to individuals requiring special protection, such as accidental death and disability insurance for commercial air travel passengers and automobile passengers and drivers. The terms of individual accident insurance products range from a few hours to one year.

Group accident insurance

We offer a number of group accident insurance products and services to businesses, government agencies and other organizations of various sizes. We also offer products targeted at specific industry groups, such as construction-related accident insurance to construction companies, and accident insurance to various law enforcement agencies.

Marketing and distribution

We market our individual accident insurance products through our direct sales force and our exclusive agent sales force, as well as intermediaries, such as non-dedicated agencies located at outlets of commercial banks, post offices, savings cooperatives, travel agencies, hotels and airline sales counters and insurance agency and insurance brokerage companies. We market our group accident insurance products primarily through our direct sales representatives and the same intermediaries we use to sell our individual accident products. See “—Distribution Channels”.

We use our individual and group product distribution channels to market our accident products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. We have entered into cooperative agreements and memoranda of understanding with airline companies, international medical, emergency and evacuation assistance companies and other companies and institutions to promote our accident insurance products. Our direct sales representatives market our individual health products to employees of our institutional customers.

Health insurance

We are a leading health insurance provider in China. We offer a broad array of health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. We sell health insurance products to individuals and groups through the same distribution channels we use to sell our life insurance products. Our health insurance gross written premiums totaled RMB 5,325 million (US$643 million) for the year ended December 31, 2003 and RMB 3,764 million for the year ended December 31, 2002, constituting 10.1% and 8.0% of our total gross written premiums and policy fees for those periods. The figure for 2003 represented a 41.5% increase from 2002.

Our health insurance business shares our nationwide life insurance sales force and distribution network of exclusive agents. Our policy review and claim adjustment processes are facilitated through a team of supporting personnel with medical training.

Products

We offer health insurance products to both individuals and groups. We classify our health insurance products as short-term products, having policy terms of less than or up to one year, and long-term products, having policy terms longer than one year. We offer both short-term and long-term defined health benefit plans, medical expense reimbursement plans and disease-specific plans to individuals and groups.

Defined health benefit plans

These plans provide a fixed payment based on the number of days of hospitalization or the specific type of medical or surgical operation. Policyholders either pay premiums in a single payment or on a periodic basis.

Medical expense reimbursement plans

These plans provide for the reimbursement of a portion of the participant’s outpatient or hospitalization treatment fees and expenses. Policyholders either pay premiums in a single payment or on a periodic basis or, for certain group medical expense reimbursement plans, irregularly as determined by the policyholder.

Disease-specific plans

These plans provide a fixed payment benefit for various diseases. Premium payments for disease-specific plans are paid either in a single payment or on a periodic basis.

Marketing and distribution

We offer our health insurance products to both individuals and groups through the same distribution channels we use to market our life insurance products. We market our individual health insurance products through our exclusive agent sales force. We market our group health insurance products primarily through our direct sales representatives. See “—Distribution Channels”.

We use our individual and group product distribution channels to market our health products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 655,000 exclusive agents operating in approximately 8,200 field offices for our individual products and more than 10,000 direct sales representatives in more than 4,000 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 78,000 outlets of commercial banks, post offices and savings cooperatives. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 655,000 agents is the primary distribution channel for our individual life and health insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2001	2002	2003
Number of exclusive agents (approximately)	450,000	600,000	655,000
Number of field offices	4,873	7,295	8,200

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. From December 31, 2001 to December 31, 2003, the number of our exclusive agents increased from approximately 450,000 to approximately 655,000. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents, and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

Under the PRC insurance law, an individual agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of industry and commerce. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Essentially all of the agents in our exclusive agent sales force do not qualify as “individual agents” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe this situation is shared by all major life insurance companies in China. Approximately 63.5% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC certification. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents, although some local bureaus of industry and commerce have had on occasions required our agents to register. To date, this noncompliance has not had a material adverse effect on us. If these registration and qualification requirements are enforced, or if they result in a substantial number of policyholders canceling their policies, our business may be materially and adversely affected. See “Item 3. Key Information—Risk Factors—Risk Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected.”

We supervise and provide training to our exclusive agents through more than 100,000 field manager agents, more than 7,000 supervisors and more than 1,200 full-time trainers. We set product management and customer service standards which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program. We compensate our exclusive agent force through a system of commissions and bonuses to reward performance. Our agents are compensated based on a commission rate that generally decreases over the premium period. For short-term insurance products, our exclusive agents are generally compensated with fixed agent fees. We also motivate our agents by rewarding them with performance-based bonuses and by organizing sales-related competitions among different field offices and sales units.

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by expanding our customer-oriented market segmentation sales approach from high-productivity agents to all agents nationwide;

•	improving the efficiency of our exclusive agents by developing a standardized agent management system, which provides detailed guidance on matters relating to agent time management, customer relations and agent supervision;

•	improving the quality of our exclusive agent force by expanding our recruitment program and standardizing our recruitment procedures and admission requirements;

•	building a more professional exclusive agent force by improving our training programs and increasing the number of qualified exclusive agents;

•	motivating our exclusive agents with an improved performance-based compensation scheme; and

•	equipping our more productive exclusive agents with personal electronic devices to further enhance their marketing, time management and customer service capabilities.

Direct sales force

Our direct sales force is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance products.

Our direct sales force of approximately 10,000 direct sales representatives are our full time employees and operate in more than 4,000 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

We believe our direct sales force allows us to more effectively control our distribution and build and maintain long-term relationships with our group customers and, therefore, will continue to serve as our primary distribution system for our group products. We believe maintaining our leading position in the group insurance market depends on a professional and qualified direct sales force, and we have devoted substantial resources to the training and supervision of our direct sales force in recent years. We set product management and customer service standards which we require all of our branch offices and direct sales representatives to meet, and conduct field tests to centralize quality control and management. We also have an extensive training program.

As full time employees, our direct sales representatives are compensated through fixed salaries. We motivate our direct sales representatives by rewarding them with performance-based bonuses and by organizing sales and services-related competitions among different branch offices and sales units.

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 78,000 outlets of commercial banks, post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.

Bancassurance

We have bancassurance arrangements with major banks, savings cooperatives and post offices in China, and currently generate a significant portion of our total sales through bancassurance. Bancassurance is a fast growing channel, and we will continue to dedicate substantial resources, through our intermediary department, to develop our bancassurance business, with a focus on key cities. We are dedicated to explore strategic alliances with one or more banks. We intend to improve the attractiveness of our products by providing products and services tailored to each major bank and providing training and integrated systems support to our banking partners.

Other non-dedicated agencies

In addition to bancassurance, we also sell individual life insurance products through other non-dedicated agencies. Currently, we have non-dedicated agencies operating at outlets of travel agencies, hotels and airline sales counters. We expect non-dedicated agencies to become an increasingly important distribution channel for individual products.

Other intermediaries

We also market group products through dedicated insurance agencies and insurance brokerage companies. Dedicated insurance agencies and insurance brokerage companies work with companies primarily to select group insurance providers and group products and services in return for commission fees.

Currently, the market of dedicated insurance agencies and insurance brokerage companies in China remains generally underdeveloped. We expect the dedicated insurance agencies and insurance brokerage companies to become more effective distribution channels in the medium term. In the long run, we expect other channels, such as direct mail, direct telephone and the Internet, to become valuable distribution channels for our products.

Competition

Our nearest competitors are Ping An and China Pacific.

•	In the individual life insurance market, after giving effect to our restructuring, Ping An, China Pacific and we collectively represented 78% of total individual life insurance premiums in 2002. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, after giving effect to our restructuring, Ping An, China Pacific and we collectively represented 83% of total group life insurance premiums in 2002. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•	In the accident insurance market, after giving effect to our restructuring, Ping An, China Pacific and we collectively represented 93% of total accident premiums in 2002. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, after giving effect to our restructuring, Ping An, China Pacific and we collectively represented 79% of total health premiums in 2002. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2002 in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
CLIC(1)	67%	18%	69%	35%	57%
Ping An Insurance Company of China, Ltd.	18%	44%	15%	37%	24%
China Pacific Life Insurance Co. Ltd.	9%	21%	9%	8%	11%
New China Life Insurance Co. Ltd.	1%	11%	1%	14%	4%
Tai Kang Life Insurance Co. Ltd.	3%	3%	1%	3%	3%
Others(2)	2%	4%	4%	4%	3%
Total	100%	100%	100%	100%	100%

China Life(3)	51%	18%	69%	34%	45%

(1)	Information concerning CLIC, our predecessor, does not give effect to the restructuring.
(2)	Others include China United Property Insurance Co., Taiping Life Insurance Co. Ltd., Tianan Insurance Co. Ltd. of China, American International Assurance Co., Ltd., Shanghai, Guangzhou, Shenzhen, Beijing and Suzhou branches, Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., Allianz-Dazhong Life Insurance Co., AXA-Minmetals Assurance Co., Ltd., China Life-CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd. and Generali China Life Insurance Co. Ltd.
(3)	Adjusted to give effect to the restructuring.

Source: China Insurance Yearbook 2003

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 17 licensed life insurance companies in China as of December 31, 2001, 23 as of December 31, 2002 and 27 as of June 30, 2003. Recent changes in the insurance law have allowed property and casualty insurers to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, existing limitations on foreign-invested insurance companies are gradually being relaxed, which we believe will further increase competition in China’s life insurance market.

See “Item 3. Key Information—Risk Factors—Risk Relating to the PRC Life Insurance Industry—We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business”.

We face competition from other financial services providers, primarily licensed mutual fund companies, trust companies and brokerage houses licensed to manage separate accounts. These financial services providers may be permitted to manage employer-sponsored defined contribution pension plans, which we believe will compete directly with our group annuity products. We also face competition in the sale of our individual participating policies and annuities from financial institutions which offer investment products to the public.

Asset Management Business

On November 23, 2003 we established an asset management joint venture with our predecessor, CLIC, in connection with the restructuring for the purpose of operating the asset management business more professionally in a separate entity and to better attract and retain qualified investment management professionals. The joint venture manages our investment assets and, separately, substantially all of those of CLIC. For a description of our investment assets, see “—Investments”.

The asset management joint venture is our subsidiary, with us owning 60% and CLIC owning the remaining 40%. The initial board comprises five members, Wang Xianzhang, the chairman of our board of directors and president, Miao Fuchun, our vice president, Wu Yan, one of our directors, and two other members. Directors of the asset management joint venture are appointed by the shareholders in general meeting. Accordingly, we, as the controlling shareholder, effectively control the composition of its board of directors.

Customer Support Management

We seek to provide quality services to our customers and potential customers and to be responsive to their needs, both before and after a sale, through an extensive customer support network. Our customer service network is managed by a specialized customer service department, which is responsible for setting uniform standards and procedures for providing policy-related services to customers, handling inquiries and complaints from customers and training customer services personnel.

We deliver customer services primarily through customer service units operating in our branch offices and in field offices throughout China and a sophisticated telephone call center network. We provide customer support to more remote areas by mail and other means. We also take advantage of alternative customer services channels, such as wireless telephone networks and the Internet, complementing the customer services provided by our customer service units and the call center network.

Customer service units

We provide customer support through approximately 3,000 customer service units nationwide. We provide more than 40 different types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide.

Telephone call center network

Our telephone call centers allow customers to make product and service inquiries, file complaints, report claims and losses and make appointments. They also provide call-back and greeting message services to customers. We intend to broaden over time the services we offer through these call centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us by a local telephone connection on a “24 hours/7 days” basis in key cities. The call centers are supported by our web-based “95519” Support System, which contains customer and service information.

We believe our call centers have become popular with our customers because of the quality of services they provide. We seek to ensure that we have a sufficient number of lines and staff to service the increasing utilization of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through test calls to the call centers. We are in the process of implementing a more technically advanced customer service system based on Internet protocol technology that is capable of delivering content-rich customer services. The new system also uses the popular “95519” access number and can be directly monitored by personnel at our company headquarters. The new system has been installed and is fully functional at seven provincial level branch offices. We plan to complete the implementation of the new system at most of our branch offices by the end of 2004.

Wireless telephone services

We utilize wireless telephone services to make instant contact with our agents and customers. Through special service codes (95519 for China Unicom and 6295519 for China Mobile), we may send short messages to our customers, conveying such information as birthday and holiday greetings, premium payment notices and premium payment confirmations. We have installed this wireless telephone service system in a number of our branch offices, and plan to complete the implementation of this system at most of our branch offices by the end of 2004.

Internet-based services

Our customers can also utilize our Internet-based services for inquiries, complaints and service requests through our website (www.e-chinalife.com).

Future Policy Benefits and Reserves

For all of our product lines, we establish, and carry as liabilities, actuarially determined amounts that are calculated to meet our obligations under our insurance policies and annuity contracts.

Financial statement reserves

In accordance with H.K. GAAP, our reserves for financial reporting purposes are based on actuarially recognized methods for estimating future policy benefits and claims. We expect these reserve amounts, along with future premiums to be received on policies and contracts and investment earnings on these amounts, to be sufficient to meet our insurance policy and contract obligations.

We establish the liabilities for obligations for future policy benefits and claims based on assumptions that are uncertain when made. Our assumptions include assumptions for mortality, morbidity, persistency, expenses, and investment returns, as well as macroeconomic factors such as inflation. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as our actual policy benefits and claims experience. We expense changes in our liabilities in the period the liabilities are established or re-estimated. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we could be required to increase our liabilities. This increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency level could change our customers’ or business partners’ perception of our financial health, which in turn could affect our sales, earnings and operations.

Statutory reserves

We are required under China’s insurance law to report policy reserves for regulatory purposes. The minimum levels of these reserves are based on methodologies and assumptions mandated by the CIRC. We also maintain assets in excess of policy reserves to meet the solvency requirements under CIRC regulations.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Differences in future actual claims results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially and adversely affect our earnings”.

Underwriting and Pricing

Our individual and group insurance underwriting involves the evaluation of applications for life, accident and health insurance products by a professional staff of underwriters and actuaries, who determine the type and the amount of risk that we are willing to accept. We have established qualification requirements and review procedures for our underwriting professionals. We employ detailed underwriting policies, guidelines and procedures designed to assist our underwriters to assess and quantify risks before issuing a policy to qualified applicants.

Our underwriters generally evaluate the risk characteristics of each prospective insured. Requests for coverage are reviewed on their merits, and generally a policy is not issued unless the particular risk or group has been examined and approved for underwriting.

We have different authorization limits and procedures depending on the amount of the claim. We also have authorization limits for personnel depending on their level of qualifications.

In order to maintain high standards of underwriting quality and consistency, we engage in a multilevel series of ongoing internal underwriting audits, and our reinsured business is subject to external audits by our reinsurers.

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of assumptions for mortality, morbidity, persistency, expenses and investment returns, as well as certain macroeconomic factors such as inflation. Those assumptions include a margin for expected profitability and are based on our own experience and published data from other Chinese life insurance companies. For more information on regulation of insurance products, see “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation”.

We primarily offer products denominated in RMB.

Claims Management

We manage the claims we receive from policyholders through our claims management staff located in our headquarters and branch offices. Typically, claims are received by our employees or agents, who make a preliminary examination and forward them to our claims settlement team for further verification. If the claim is verified, the amount payable is calculated and, once approved, is distributed to the policyholder.

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specified authorization limits for various operating levels, periodic and ad hoc inspections at all levels of our organization, expense mechanisms linking payout ratios with expenses for short-term life insurance policies and requirements that each claims examination be performed by two staff members. We also impose stringent requirements on the qualification and employment of claims management staff. Our claims management control procedures are supported by a computer processing system which is used for the verification and processing of claims.

Reinsurance

Statutory reinsurance

Under China’s insurance law and CIRC regulations, our predecessor was required to reinsure 20% of our insurance risks, other than those arising from life insurance products, with China Reinsurance (Group) Company, formerly known as China Reinsurance Company, as statutory reinsurer. The statutory reinsurance requirement is now being phased out. At the beginning of 2003, the percentage of accident and health insurance risks that our predecessor had to reinsure decreased by 5%, from 20% to 15%, and it is scheduled to decrease by a further 5% per year until it is phased out completely at the beginning of 2006. Although there is no statutory reinsurance requirement for life insurance, our predecessor also entered into various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business.

Commercial reinsurance

In addition to our statutory reinsurance requirements since 1997 we have entered into various reinsurance agreements with China Life Reinsurance Company, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual risks, group risks and defined blocks of business. In general, death risks are primarily reinsured on a surplus basis, in which we are reinsured for losses above a specified amount. Under our internal reinsurance policy, we reinsure risks over RMB 1 million per person for life insurance, RMB 1 million per person for accident insurance and RMB 0.3 million per person for health insurance. Our group risks are reinsured on a percentage basis, and we decide which group policies are to be reinsured on a case by case basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated by either party at the end of a calendar year with advance notice of three to six months.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse us for the insured, or ceded, amount in the event the claim is paid. However, we remain liable to our policyholders for the ceded amount if the reinsurer fails to meet the obligations assumed by it.

For the year ended December 31, 2003, the amount of premiums ceded to our reinsurers, primarily China Re, totaled RMB 1,571 million (US$190 million).

As part of our life insurance business we also reinsure policies issued by other insurers. We have entered into three reinsurance agreements with three affiliated branches of a United States life insurance company in China that cover individual life insurance risks and risks of death and disability from accidental injuries.

Investments

As of December 31, 2003, we had RMB 279,248 million (US$33,739 million) of investment assets. As required by China’s insurance law, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits; fixed maturity securities, including government securities, bonds issued by the central bank and state-owned policy banks of the Chinese government and corporate bonds; and policy loans and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. We are prohibited from investing in other securities without the CIRC’s approval.

We direct and monitor our investment activities through the application of investment guidelines. Our investment guidelines include: (1) performance goals for the investment fund; (2) specified asset allocations and investment scope based on regulatory provisions, level of indebtedness and market forecasts; (3) specified goals for investment duration and asset-liability matching requirements based on asset-liability matching strategies; (4) specified authorization levels required for approval of significant investment projects; and (5) specified risk management policies and prohibitions. The investment guidelines are reviewed and approved by the investment committee annually.

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets, other than our investments in real estate properties and other investment projects made prior to the enactment of China’s insurance law, which are being retained by CLIC after our restructuring. Investment proposals are reviewed by our risk management department for risk assessment and submitted to the investment committee for final approval. An investment committee approval is typically required for investments in primary markets. Secondary market trading decisions are typically made within the investment management department under our general investment guidelines.

The asset management joint venture established by us and our predecessor, CLIC, manages our investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. In connection with the restructuring, CLIC transferred to us a portion of its investment assets and specified other assets, and retained the remaining investment and other assets. See “Item 4. Information on the Company—History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The information presented in this section as of December 31, 2001 and 2002 sets forth the investment assets of CLIC. The information presented in this section as of December 31, 2003 sets forth our investment assets.

We own 60% of the asset management joint venture, with CLIC owning the remaining 40%. The initial board comprises five members, including Wang Xianzhang, the chairman of our board of directors and president, Miao Fuchun, our vice president, Wu Yan, one of our directors, and two other members.

The following table summarizes information concerning CLIC’s investment assets as of December 31, 2001 and 2002 and our investment assets as of December 31, 2003.

	CLIC investment assets (1)				Our investment assets
	As of December 31,
	2001		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	17,855	9.5%	14,529	5.5%	42,616	15.3%
Term deposits	76,083	40.3%	123,675	46.4%	137,192	49.1%
Statutory deposits—restricted	990	0.5%	991	0.4%	4,000	1.4%

Fixed maturity securities, held to maturity	1,388	0.7%	1,220	0.5%	—	—
Fixed maturity securities, non-trading	51,896	27.5%	75,117	28.2%	70,604	25.3%

Fixed maturity securities	53,284	28.2%	76,337	28.6%	70,604	25.5%

Policy loans	107	0.1%	106	0.0%	116	0.0%

Equity securities, non-trading	2,002	1.1%	8,101	3.0%	5,550	2.0%
Equity securities, trading	5,696	3.0%	4,070	1.5%	5,168	1.9%

Equity securities	7,698	4.1%	12,171	4.5%	10,718	3.8%

Repurchase agreements	30,480	16.1%	36,388	13.7%	14,002	5.0%
Investments in associates(2)	2,036	1.1%	2,035	0.8%	—	—
Other investments(2)	336	0.2%	231	0.1%	—	—

Total investment assets	188,869	100%	266,463	100%	279,248	100%

Average cash and investment assets balance			227,666		272,856
Investment properties(2)(3)	2,993		3,011

(1)	Does not give effect to the restructuring.
(2)	Investments made by CLIC pursuant to special approval of the State Council or by CLIC’s predecessor prior to the enactment of the PRC insurance law in 1995 and which CLIC was allowed to retain. These investments are not now permitted under the PRC insurance law and were retained by CLIC following the restructuring.
(3)	Under H.K. GAAP, investment properties are not recorded as a part of investment assets, but as a part of fixed assets. Income derived from investment properties is recorded as investment income.

Risk management

Our primary investment objective is to pursue optimal investment yields while considering macroeconomic factors, risk control and regulatory requirements. We are exposed to four primary sources of investment risk:

•	interest rate risk, relating to the market price and cash flow variability associated with changes in interest rates;

•	credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

•	market valuation risk, relating to the changes in market value for our investments, particularly our securities investment fund holdings; and

•	liquidity risk, relating to the lack of liquidity in many of the fixed maturity securities markets we invest in, due to contractual restrictions on transfer or the size of our investments in relation to the overall market.

Our investment assets are principally comprised of term deposits and fixed income securities, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets and the restrictions on the types of investments we may make, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets and the gradual easing of our investment restrictions, our ability to match our assets to our liabilities will improve. Chinese financial markets currently do not provide an effective means for us to hedge our interest rate risk.

Because we are limited in the types of investments we may make, we believe we have relatively low credit risk. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures.

We are subject to market valuation risk, particularly because of the relative lack of stability of China’s bond and stock markets. We manage valuation risk through industry and issuer diversification and asset allocation.

Since by law we are limited to investments in China, including term deposits with Chinese banks and securities investment funds, we are exposed to the effect of changes in the Chinese economy and other factors which affect the Chinese banking industry and securities markets.

We are also subject to market liquidity risk for many of the fixed maturity securities investments we make, due to the size of our investments in relation to the overall market. We manage liquidity risk through selection of liquid assets and through asset diversification. In addition, we view fundraising through repurchase agreements as a way of managing our short-term liquidity risk.

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles in China’s capital markets. We understand that the CIRC is considering opening other investment channels to insurance companies, including mortgage-backed securities, infrastructure project financings, foreign fixed-income securities and direct investment in China’s stock markets. We will consider these alternative ways of investing once they become available to us.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

In the restructuring, CLIC transferred to us investment assets with a book value of RMB 212,452 million (US$25,669 million) as of June 30, 2003. To the greatest extent practicable, investment assets were divided in such a manner that the separated pools of assets and liabilities have the same portfolio composition and maturity characteristics. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets—Investment assets”.

Our investment yield for the year ended 31, 2003, which includes the investment yield for investments held by CLIC through September 30, 2003, was 3.4%. The yield on CLIC’s investment assets and investment properties, excluding net realized investment gains and losses, was 3.8% for the year ended December 31, 2002 and 4.1% for the year ended December 31, 2001.

The following table sets forth the yields on average assets for each component of CLIC’s and our investment portfolios for the periods indicated.

	CLIC (1)				China Life(2)
	As of or for the years ended December 31,
	2001		2002		2003
	Yield (3)	Amount	Yield (3)	Amount	Yield (4)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.4%	2,714	3.7%	4,310	3.6%	5,543
Ending assets: cash and cash equivalents		17,855		14,529		42,616
Ending assets: statutory deposits—restricted		990		991		4,000
Ending assets: term deposits		76,083		123,675		137,192

Ending assets		94,928		139,195		183,808
Fixed maturity securities:
Investment income	4.2%	1,918	4.2%	2,723	3.5%	2,793
Net realized gains/(losses)		188		446		550

Total		2,106		3,169		3,343
Ending assets		53,284		76,337		70,604
Policy loans:
Investment income	2.8%	3	6.6%	7	4.4%	4
Ending assets		107		106		116
Equity securities:
Investment income	12.3%	893	2.4%	240	2.4%	312
Net realized gains/(losses)		(194)		(180)		318

Total		699		60		630
Ending assets		7,698		12,171		10,718
Resale and repurchase agreements:
Resale agreements:
Investment income	3.2%	815	3.3%	1,094	2.6%	1,121
Net realized gains/(losses)		—		—		—

Total		815		1,094		1,121
Ending assets		30,480		36,388		14,002
Repurchase agreements:
Total		(56)		(71)		(7)
Ending assets		14,608		3,602		6,448
Investments in associates(5):
Investment income/(losses)	(1.6)%	(32)	(0.3)%	(6)	1.6%	16
Ending assets		2,036		2,035		—
Investment properties(5)(6):
Investment income	1.5%	29	2.2%	67	4.0%	58
Ending assets		2,993		3,011		—
Other investments(5):
Investment income	0.9%	4	3.2%	9	4.5%	10
Ending assets		336		231		—
Total investments:
Net investment income(6)	4.1%	6,276	3.8%	8,347	3.4%	9,825
Net realized gains/(losses)		(6)		266		868

(1)	Does not give effect to the restructuring.
(2)	Includes the investments held by CLIC through September 30, 2003.
(3)	Yields for 2001 and 2002 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

(4)	Yields for 2003 are calculated as the weighted average (weighted according to the amount of investment income for the relevant periods) of the yields for the first three quarters of CLIC (without giving effect to the restructuring) and the fourth quarter of China Life of 2003. The yields for such periods were calculated by dividing the investment income of CLIC or China Life for the relevant nine or three-month period by the average of the ending balances for that nine or three-month period and the previous nine or three-month period.
(5)	Investments made by CLIC pursuant to special approval of the State Council or by CLIC’s predecessor prior to the enactment of the PRC insurance law in 1995 and which CLIC was allowed to retain. These investments are not now permitted under the PRC insurance law and were retained by CLIC following the restructuring.
(6)	Under H.K. GAAP, investment properties are not booked as a part of investment assets, but as a part of fixed assets. Income derived from investment properties is recorded as investment income.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 49.1% of our total investment assets as of December 31, 2003, 46.4% of CLIC’s total investment assets as of December 31, 2002, and 40.3% of CLIC’s total investment assets as of December 31, 2001.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. Substantially all of them carry variable interest rates which are linked to deposit rates set by the People’s Bank of China from time to time, thus providing us with a measure of protection against rising interest rates and, for a significant portion of them, the variable interest rates also cannot fall below a fixed guaranteed rate. They typically allow us to renegotiate terms with the banks upon prepayment, including calculations methods for accrued interest, if any. Term deposits must be greater than RMB 30 million and have a deposit period of longer than five years. We make term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	CLIC(1)		China Life
	As of December 31,
	2001	2002	2003
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	5,929	6,621	2,349
Due after one year and through five years	48,143	108,953	121,443
Due after five years and through ten years	21,011	7,101	12,400
Due after ten years	1,000	1,000	1,000

Total term deposits	76,083	123,675	137,192

(1)	Does not give effect to the restructuring.

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	CLIC(1)		China Life
	As of December 31,
	2001	2002	2003
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	9,624	24,027	23,121
Agriculture Bank of China	12,147	20,178	8,927
Bank of China	12,140	11,748	20,304
China Construction Bank	4,517	9,139	5,945
Other banks	37,655	58,583	78,895

Total term deposits	76,083	123,675	137,192

(1)	Does not give effect to the restructuring.

Fixed maturity securities

Fixed maturity securities consist of Chinese treasury bonds, Chinese government agency bonds and Chinese corporate bonds, and represented 25.3% of our total investment assets as of December 31, 2003, 28.6% of CLIC’s total investment assets as of December 31, 2002 and 28.2% of CLIC’s total investment assets as of December 31, 2001.

Based on estimated fair value, Chinese treasury bonds, Chinese government agency bonds and Chinese corporate bonds comprised 55.9%, 38.0% and 6.1% of our total non-trading fixed maturity securities as of December 31, 2003, respectively, 67.9%, 27.7% and 4.4% of CLIC’s total non-trading fixed maturity securities as of December 31, 2002, respectively, and 75.3%, 20.9% and 3.8% of CLIC’s total non-trading fixed maturity securities as of December 31, 2001, respectively. Except for a few series of Chinese treasury bonds, which collectively had an estimated fair value of RMB 31,731 million (US$3,834 million) as of December 31, 2003, most of our fixed maturity securities are publicly traded in secondary markets in China.

The treasury bonds are sovereign debt of the Chinese government. The government agency bonds are backed by the Chinese government and are therefore sovereign-rated. The corporate bonds we invest in are issued primarily by state-owned enterprises involved in railway development, the Three Gorges Dam construction project and the telecommunication and power generation sectors, and are rated AAA by China Chengxin International Credit Rating Co., Ltd. or Dagong Global Credit Rating Agency, which provide the credit ratings for the fixed maturity securities we invest in.

Chengxin International was created by a consortium of companies including Fitch Ratings and International Finance Company. Chengxin International provides ratings on both companies and securities, including insurance companies, securities firms, commercial banks and corporate bonds. AAA is the highest of ten rating categories. Dagong provides ratings on both companies and securities, including insurance companies, commercial banks, mutual funds and long-term and short-term debts. AAA is the highest of nine rating categories. China has other approved rating agencies, such as China Lianhe and Shanghai Far East, both of which have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.

The following table sets forth the amortized cost and estimated fair value of fixed maturity securities, as of the dates indicated.

	CLIC(1)								China Life
	As of December 31,
	2001				2002				2003
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Fixed maturity securities, non-trading:
Treasury bonds	37,016	72.6%	39,078	73.3%	49,661	66.4%	50,979	66.7%	40,449	56.3%	39,477	55.9%
Government agency bonds	10,688	20.9%	10,836	20.3%	20,615	27.6%	20,815	27.2%	27,234	37.7%	26,817	38.0%
Corporate bonds	1,956	3.8%	1,982	3.7%	3,212	4.3%	3,323	4.4%	4,508	6.2%	4,310	6.1%

Total fixed maturity securities, non-trading	49,660	97.3%	51,896	97.3%	73,488	98.3%	75,117	98.3%	72,191	100.0%	70,604	100.0%

Fixed maturity securities, held to maturity:
Treasury bonds	717	1.4%	750	1.4%	584	0.8%	602	0.8%	—	—	—	—
Government agency bonds	—	—	—	—	—	—	—	—	—	—	—	—
Corporate bonds	671	1.3%	691	1.3%	636	0.9%	671	0.9%	—	—	—	—

Total fixed maturity securities, held to maturity	1,388	2.7%	1,441	2.7%	1,220	1.7%	1,273	1.7%	—	—	—	—

Total fixed maturity securities	51,048	100%	53,337	100%	74,708	100%	76,390	100%	72,191	100%	70,604	100%

(1)	Does not give effect to the restructuring.

The following table shows the amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates, as of the dates indicated.

	CLIC(1)				China Life
	As of December 31,
	2001		2002		2003
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	1,606	1,641	3,583	3,621	1,652	1,642
Due after one year and through five years	17,003	18,191	18,547	19,426	12,949	13,087
Due after five years and through ten years	23,443	24,356	33,009	33,767	36,873	36,460
Due after ten years	8,996	9,149	19,569	19,576	20,716	19,415

Total fixed maturity securities	51,048	53,337	74,708	76,390	72,190	70,604

(1)	Does not give effect to the restructuring.

Under the CIRC’s regulations, our investments in corporate bonds at any given time may not exceed 20% of our total assets as of the end of the preceding month. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Problem and restructured fixed maturity securities

We monitor fixed maturity securities to identify investments that management considers to be problems. We also monitor investments that have been restructured.

We define problem securities in the fixed maturity securities category as securities to which principal or interest payments are in default or are to be restructured pursuant to commenced negotiations, or as securities issued by a debtor that has subsequently entered liquidation.

We define restructured securities in the fixed maturity securities category as securities to which we have granted a concession that we would not have otherwise considered but for the financial difficulties of the obligor or issuer.

None of our fixed maturity securities is classified either a problem security or a restructured security.

Policy loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2003, the total amount of our policy loans was RMB 116 million (US$14 million), and represented 0.04% of our total investment assets as of that date.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 3.8% of our total investment assets as of December 31, 2003.

We invest in both “closed-end” securities investment funds, in which the number of shares is fixed and the share value depends on the trading value, and “open-end” securities investment funds, in which the number of shares issued by the fund fluctuates and the share value is set by the value of the assets held by the fund. Under the CIRC’s regulations, investment holdings in securities investment funds during any given month, based on the cost of investment, may not exceed 15% of the total assets of an insurance company as of the end of the proceeding month. In addition, investment holdings in a single securities investment fund during any given month may not exceed 3% of total assets of the company as of the end of the proceeding month, and no investment in any single “closed-end” securities investment fund may exceed 10% of that fund. Our holdings in securities investment funds comply with those restrictions.

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	CLIC(1)				China Life
	As of December 31,
	2001		2002		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	1,130	16.8%	4,139	36.9%	5,168	48.2%
Closed-end	5,605	83.2%	7,075	63.1%	5,550	51.8%

Total	6,735	100%	11,214	100%	10,718	100%

(1)	Does not give effect to the restructuring.

Repurchase agreements

We enter into repurchase agreements, which consist of bond repurchase activities in repurchase exchange markets. Bonds repurchased under these agreements represented 5.0% of our total cash and investment assets as of December 31, 2003, 13.7% of CLIC’s total cash and investment assets as of December 31, 2002 and 16.1% of CLIC’s total cash and investment assets at December 31, 2001.

Information Technology

Our information technology systems provide support to many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are comprised of an actuarial system, a marketing support system, an instant policy-processing system, an e-commerce system, a central business processing system, an agent management information system, a customer service system, an accounting and financial management system, a risk management system and an office automation, or OA, system. While we plan to centralize our information technology systems, we also plan to build back-up systems to reduce the risk of system failures and the impacts these failures may have on our business.

Our actuarial system automatically generates and analyzes premiums and policy fees and supports the calculation of reserves, the analysis of business operations and the development and design of new products.

Our marketing support system provides our agents with real time support for their daily operations, giving them easy access to information about customers and insurance products, providing detailed calendar planning and allowing them to conduct on-site premium calculation and product design.

Our instant policy-processing system provides support for intermediaries, such as banks and post offices, to sell products on our behalf.

Our e-commerce system currently provides online support for the sales by our agents. We plan to provide online services to our individual customers beginning in the second half of 2004.

Our central business processing system, or CBPS, provides comprehensive and integrated support for various aspects of our business, such as customer relationship management, contract management and sales agent management. We believe our customer information database, gathered and processed by CBPS, collectively contain the largest customer database in the Chinese life insurance industry.

Our agent management information system maintains files for our branches and our individual agents and thus allows us to monitor their performance and assists us in determining agent compensation.

Our China Life accounting and financial management system provides financial bookkeeping, business accounting, final accounting and other administrative functions. It gathers and processes financial data for management, marketing and customer service purposes.

We deliver our customer services through a sophisticated telephone call center network, complementing the customer services provided by our customer service units. We are in the process of implementing a more technically advanced customer service system based on Internet protocol technology that is capable of delivering content-rich customer services. The new system also uses the popular “95519” access number and can be directly monitored by personnel at our company headquarters. The new system has been installed and is fully functional at seven provincial level branch offices. We expect to complete the implementation of the new system at each of our branch offices at the provincial level by the end of 2004. See “—Customer Support Management”.

Our OA system, which was first implemented in 1997 and is still in development, facilitates the resource utilization and information exchange among company personnel. We believe we have the widest computer network in the Chinese life insurance industry, connecting all branch offices to our network and allowing our management to obtain precise and comprehensive business information from local branches and distribute information to the branches.

We and our predecessor invested significantly in information technology systems, investing RMB 368 million, RMB 362 million and RMB 630 million in 2003, 2002 and 2001. Our information technology systems are supported by approximately 1,500 experienced engineers, technicians and specialists, which we believe is the largest professional staff in the Chinese life insurance industry.

Trademarks

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos and other business related slogans and logos. One of the “ball” logo trademarks has been registered in the PRC and CLIC has filed applications to register the trademarks in the “China Life” name (in English and Chinese), the other “ball” logo and other business related slogans and logos with the Trademark Office under the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us a royalty-free license to use these trademarks. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark License Agreement”.

Regulatory and Related Matters

Overview

Development of regulatory framework

The PRC insurance law was enacted in 1995. It provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 law were the following:

•	Licensing of insurance companies and insurance intermediaries, such as agents and brokers. The 1995 insurance law established requirements for minimum registered capital levels, form of organization, qualification of senior management and the adequacy of the information systems for insurance companies and insurance agencies and brokers.

•	Separation of property and casualty insurance businesses and life insurance businesses. The 1995 insurance law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accident and health insurance businesses on the other, and prohibited companies from engaging in both types of businesses.

•	Regulation of market conduct by participants. The 1995 insurance law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokers.

•	Substantive regulation of insurance products. The 1995 insurance law gave insurance regulators the authority to approve the policy terms and premium rates for certain insurance products.

•	Financial condition and performance of insurance companies. The 1995 insurance law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.

•	Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the People’s Bank of China, was given broad powers under the 1995 insurance law to regulate the insurance industry.

Establishment of the China Insurance Regulatory Commission and 2002 amendments to the insurance law

China’s insurance regulatory regime was strengthened further with the establishment of the CIRC in 1998. The CIRC was given the mandate to implement reform in the insurance industry, minimize insolvency risk for Chinese insurers and promote the development of the insurance market. The PRC insurance law was also significantly amended in 2002.

Since its establishment, the CIRC has promulgated a series of regulations indicating a gradual shift in the regulatory approach to a more transparent regulatory process and a convergent movement toward international standards. Significant changes include:

•	more stringent reserve and solvency requirements and their disclosure;

•	the increase in the level of disclosures required to be made to the CIRC by insurance companies;

•	greater freedom for insurance companies to develop products to meet market needs, with a significant reduction in the items which require the CIRC’s approval;

•	broader investment powers for insurance companies, including allowing insurers to make equity investments in insurance-related enterprises, such as asset management companies;

•	tightening of market conduct regulation and increased penalties for violations;

•	phasing out of mandatory reinsurance by the beginning of 2006; and

•	reduction of barriers to entry, including allowing property and casualty insurers to enter the accident and short-term health insurance business.

Insurance Company Regulation

The CIRC. The CIRC has extensive supervisory authority over insurance companies, including:

•	promulgation of regulations applicable to the insurance industry;

•	examination of insurance companies;

•	establishment of investment regulations;

•	approving the policy terms and premium rates for certain insurance products;

•	setting of standards for measuring the financial soundness of insurance companies;

•	requiring insurance companies to submit reports concerning their business operations and condition of assets; and

•	ordering the suspension of all or part of an insurance company’s business.

Licensing requirements. An insurance company is required to obtain a license from the CIRC in order to engage in an insurance business. In general, a license will be granted only if the company can meet prescribed registered capital requirements and other specified requirements, including requirements relating to its form of organization, the qualifications of its senior management and actuarial staff, the adequacy of its information systems and specifications relating to the insurance products to be offered. Our headquarters and all of our branch offices have obtained the requisite insurance licenses.

The CIRC may grant a life insurer a license to offer all or part of the following products: accident insurance, term life insurance, whole life insurance, annuities, short-term and long-term health insurance, endowment insurance (for individuals only) and other personal insurance approved by the CIRC, as well as reinsurance relating to any of the foregoing.

An insurance company may seek approval for establishing branch offices to meet its business needs so long as it meets minimum capital and other requirements. Our headquarters and substantially all of our branch offices have obtained business licenses. Our PRC legal counsel, King & Wood, has advised us that there is no legal impediment for the remaining branch offices to obtain their business licenses.

Minimum capital requirements. Under newly implemented insurance company regulations, the minimum paid-in capital for an insurance company is RMB 200 million. For an insurance company whose registered capital is RMB 200 million, the minimum incremental capital for each first branch office in a province other than the province where it is located is RMB 20 million. No additional capital will be required when the paid-in capital has reached RMB 500 million, and the insurer’s solvency level is sound.

Restriction of ownership in joint stock insurance companies. Any acquisition of shares which results in the acquirer owning 10% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. Listed insurance companies are exempted from filing with the CIRC with regard to the change of equity interest less than 10% of an insurance company. Except for insurance holding companies or insurance companies otherwise approved by the CIRC, an individual entity, including its affiliates, may not hold more than a 20% equity interest of an insurance company. In addition, except for public listed companies, when the equity of an insurance company collectively owned by foreign entities exceeds 25%, it shall be governed by insurance company regulations governing foreign-invested insurance companies. Except in the context of a public offering or as otherwise permitted by law or with the prior approval of the State Council in China, no bank or securities company may invest in an insurance company.

Fundamental changes. Prior approval must be obtained from the CIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include:

•	a change to registered capital, change in capital structure, operating premises of the company or its branch offices, business scope or senior management;

•	a merger or spin-off;

•	a transfer of a 10% or more equity interest in the company;

•	a termination of branch offices; and

•	a dissolution or bankruptcy of the company.

In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CIRC.

Regulation of insurance and annuity products generally. The 1995 insurance law provided that the basic terms and premiums of the principal commercial insurance and annuity products offered by an insurance company will be set by a governmental authority (which today is the CIRC).

The 2002 amendment to the insurance law changed the manner in which insurance products were regulated, giving insurance companies greater freedom to develop products to meet market needs. Under the 2002 amendment, the terms and the rates for premiums and policy fees of non-traditional life insurance and annuity products, insurance products that affect social and public welfare and insurance products that are mandatorily required by statute, are required to be submitted to the CIRC for approval. In determining whether or not to approve a product, the CIRC is required to consider whether the product adequately provides for the protection of social and public welfare and whether it will lead to inappropriate competition. Other insurance products are required to be filed with the CIRC. In general, the CIRC requires insurance companies to price their products based on mortality rate, interest rate and policy expense and commission assumptions. The assumed mortality rates are based on experience tables applicable to the PRC life insurance industry. The assumed interest rates represent the insurance company’s expectation of its investment returns, subject to CIRC regulations, and the assumed policy expenses and commissions are based on its assessment of its operating and sales expenses, which is also subject to CIRC regulations.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. Not less than 70% of the distributable earnings is required to be distributed as dividends. Participating products may not be sold or modified without the prior approval of the CIRC. Policyholders and annuitants purchasing participating products must be given, prior to purchase, an explanatory statement that explains the nature and special characteristics of the products, any fees due under the products, the method for allocating dividends under the product policy and the risks to the policyholder or annuitant from holding the product. Insurance companies are required to present in their sales promotional materials three scenarios covering high, medium and low returns for illustration. They are prohibited from making public announcements about the returns of their participating products and from making comparisons with participating, universal or investment-linked products offered by other insurance companies. If cash dividends are to be paid on participating products, the insurance company may not use rates of return or like ratios to describe the dividend.

An insurance company that offers participating products is required to have a computer system that can support these kinds of products, and the agents who sell these products are required to complete a training course designed specially for these products. Investment accounts for participating products are required to be segregated from those of non-participating products as well as from those of supplemental insurance that is added to the participating products.

Insurance companies offering participating products are required to file an annual report with the CIRC. The insurance company is also required to provide a performance report to the holders of its participating products at least once a year, setting forth specified financial and other information regarding the products.

Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Investment-linked products may not be sold or amended without the prior approval of the CIRC. We do not currently offer investment-linked products.

Persons purchasing an investment-linked product must be given, prior to purchase, an explanatory statement that explains the nature and special characteristics of the policy, the risks to the purchaser of holding the product, the investment strategy of the separate investment account, the investment account’s performance for the past ten years (or, if shorter, since the date of inception), the applicable fees payable under the product policy and how they are determined, the method of valuation of the assets in the investment account and the future policy or contract value which may accrue from the investment account. Insurance companies are required to present three scenarios covering high, medium and low returns for illustration.

The establishment of separate investment accounts is subject to the CIRC’s approval. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to pay for operating expenses of the separate investment account, are prohibited.

The insurance law prohibits investment managers of a separate investment account from engaging in an investment management business similar in nature to the management of the investment account, enter into transactions with the investment account or take any action which adversely affects the investment account. Agents who sell investment-linked products are required to pass a training course designed specially for these products.

An insurance company offering products with separate investment accounts is required to evaluate weekly the unit value of each investment account and publish a semi-annual notice which includes the financial condition of each investment account, the investment returns in the past five years (or, if shorter, since the date of inception), the investment portfolio as of the date of the report, the management fees charged in the report period and any change in the investment strategy or policy during the period. The insurance company is required to provide an annual report to the holders setting forth information regarding the product.

An insurance company offering products with separate investment accounts is required to submit to the CIRC annual financial reports regarding the investment accounts. In addition, the insurance company must notify the CIRC if on any day the net redemptions from an investment account exceed 1% or more of the total value of the account on the previous day. If the cumulative redemptions since the beginning of a fiscal year exceed 30% of the value of the account at the beginning of the year, or if there have been sustained losses which the investment manager believes to be irreversible, the insurance company may seek the approval of the CIRC to close the investment account.

Foreign exchange denominated insurance. Insurance companies may seek approval from the CIRC and the State Administration of Foreign Exchange to engage in foreign exchange denominated insurance and reinsurance businesses. This will allow life insurance companies to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Reporting and disclosure requirements. Within the prescribed time period following the end of a fiscal year, an insurance company must submit to the CIRC, among other disclosures, an annual report with audited financial statements and an annual report setting forth its solvency level as of the end of the fiscal year, and other regulatory monitoring items. When the insurance company’s solvency level falls below the minimum solvency requirement, the CIRC also may require the insurance company to file a corrective plan to bring it into compliance with the requirement.

Statutory reinsurance. All insurance companies are currently required to reinsure 10% of the risks insured under insurance policies, other than life insurance products, underwritten by them. This requirement began to be phased out beginning in 2003 and is scheduled to be abolished entirely by the beginning of 2006. Insurance companies are also required to reinsure, for any single risk, the excess of the maximum potential liability over an amount equal to 10% of the sum of paid-in capital and capital reserves.

Regulation of investments. The 1995 insurance law requires insurance companies to invest their funds in a sound and prudent manner with the dual objective of seeking a return and preservation of capital. It significantly restricts the investments life insurance companies are allowed to make. Insurance funds may be invested only in bank deposits, Chinese treasury bonds, government agency bonds issued by the central bank or quasi-sovereign policy banks of the Chinese government, as well as other investment vehicles approved by the State Council, such as bonds of specified large state-owned enterprises. The 1995 insurance law specifically prohibits insurance companies from establishing any entity engaged in the securities businesses and from investing in enterprises.

Since 1999, the CIRC has implemented a gradual but deliberate regulatory expansion of insurance company investment powers.

Beginning in August 1999, insurance companies which were authorized to become members of the inter-bank market were permitted to engage in purchases and sales of Chinese treasury bonds and government agency bonds in that market. Beginning in October 1999, insurance companies were allowed to invest in qualified domestic securities investment funds. The amount of investment assets that may be so invested by an insurance company may not exceed a percentage of its total assets as of the end of the prior year as prescribed by the CIRC. The investment in any one fund on a cost basis may not exceed 20% of the maximum amount that may be invested in securities investment funds, and that investment may not account for more than 10% of the fund. These quantitative restrictions were relaxed in January 2003. Since then, the amounts of investment assets that may be so invested by an insurance company may not exceed 15% of its total assets as of the end of the prior month. The investment in any one fund on a cost basis may not exceed 3% of the insurance total assets as of the end of the prior month. The investment in any one closed-end fund may not account for more than 10% of the fund. Notwithstanding the foregoing, insurance companies may invest up to 100% of the assets of one of the investment accounts relating to investment-linked products, up to 80% of the assets of the investment accounts relating to universal life products and up to 15% of the investment assets relating to participating products as of the prior month in qualified domestic securities investment funds.

In October 1999, insurance companies were authorized to make deposits in commercial banks at negotiated rates, provided that the deposits have terms longer than five years and are in amounts of not less than RMB 30 million. The “jumbo” deposits generally bear more attractive interest rates than interest rates on “regular” deposits, which are subject to regulation by the central bank.

The 2002 amendment of the insurance law allows insurance companies to invest in insurance companies, asset management companies (restricted to managing insurance company assets) and other insurance-related enterprises upon receipt of regulatory approval from the CIRC. The general prohibition against investing in securities businesses and enterprises other than insurance-related enterprises remains in effect.

Prior to June 2003, insurance companies were only allowed to invest in corporate bonds issued by four types of government enterprises: railway development, the Three Gorges Dam construction project and enterprises in the telecommunications and power generation sectors. Furthermore, the total amount of these investments was limited to no more than 10% of an insurer total assets, and the total investment in any single issue of these four categories of bonds could not exceed 2% of the total assets of the insurer or 10% of the issue, whichever is lower. Since June 2003, insurance companies have been authorized to invest in any corporate bond provided that the bond has a rating AA or higher from China Chengxin International Credit Rating Co., Ltd., Dagong Global Credit Rating Agency, China Lianhe Credit Rating Co., Ltd., Shanghai Far East Credit Rating Co., Ltd. or other credit rating agencies approved by the CIRC, and its issuance has been authorized by the PRC securities regulators. An insurer’s total investment in these corporate bonds on a cost basis may not exceed 20% of its total assets as of the end of the prior month. Furthermore, the total investment in any single issue of corporate bonds may not exceed the lower of 2% of the total assets of the insurer as of the end of the prior month and 15% of the issue. Notwithstanding the foregoing, up to 100% of the assets of one of the investment accounts relating to investment-linked products and up to 80% of the assets of the investment accounts relating to universal life products may be invested in approved corporate bonds. Up to 20% of the investment assets relating to participating and other separately accounted products as of the end of the prior month may be invested in approved corporate bonds.

In January 2004, the State Council issued certain opinions on promoting the reform, opening and steady growth of the capital markets, which encourage, among other things, investment of insurance funds in the capital markets.

Solvency requirements. In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of life insurance companies to provide better policyholder protection under a system of corrective regulatory action. The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency of the company (which is its admissible assets less admissible liabilities determined in accordance with PRC GAAP and relevant rules) by the minimum solvency it is required to meet.

The minimum solvency of a life insurance company is the sum of its minimum solvency for its short-term business (policies having a term of one year or less from the date of issuance) and the minimum solvency for its long-term business (policies having a term of more than one year from the date of issuance).

The minimum solvency for a life insurance company’s short-term business is the higher of:

•	18% of the portion of net premium, deposits and policy fees received in the most recent fiscal year net of business tax and other surcharges which are not in excess of RMB 100 million, plus 16% of the portion which are in excess of RMB 100 million; and

•	26% of the portion of the average annual claims payments during the most recent three fiscal years which is not in excess of RMB 70 million, plus 23% of the portion which is in excess of RMB 70 million.

The minimum solvency for its long-term business is the sum of:

•	1% of reserves for its investment-linked insurance business;

•	4% of reserves for its other insurance businesses;

•	0.1% of the total sums at risk under term life policies, the coverage period of which expires within three years;

•	0.15% of the total sums at risk under term life policies, the coverage period of which expires within three to five years;

•	0.3% of the total sums at risk under term life policies, the coverage period of which will not expire within five years;

•	0.3% of the total sums at risk under whole life policies; and

•	0.3% of the sums at risk of all other insurance and annuity products with a coverage period longer than one year.

An insurance company with a solvency ratio below 100% may be subject to a range of regulatory actions by the CIRC. If the solvency ratio is above 70%, the CIRC will have the right to require the insurance company to submit and implement a corrective plan. If the insurer fails to come into compliance with the solvency requirement within the prescribed time period, the CIRC may require the insurance company, among other things, to raise additional share capital, to seek reinsurance of its insurance obligations, to stop paying dividends on its shares or to restrict the acquisition of fixed assets or business operations or the establishment of branch offices.

If the solvency ratio of an insurance company falls to or below 70% but stays at or above 30%, in addition to the right to take the above-mentioned measures, the CIRC may also order the insurance company to sell its non-performing assets, transfer its insurance business to others, limit the remuneration and expense accounts of its senior management, restrict its advertising activities or cease any new business development.

If the solvency ratio falls below 30%, in addition to the right to take the regulatory actions described above, the CIRC will also have the right to put the insurer into receivership.

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” on four or more of the ratios can lead to regulatory actions being taken by the CIRC.

The report is required to be submitted on or prior to April 30 of each year, based on audited financial information for the prior year. We submitted our first report in April 2004. Among the twelve financial ratios, the calculation of six ratios requires financial data of two previous years, and we were accordingly not able to calculate such six ratios for the year of 2003 because we were just established in 2003. Our solvency level as of December 31, 2003 was approximately 3.95 times the minimum regulatory requirement and the six applicable financial ratios were within their usual ranges.

Registered capital deposit. Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding.

Statutory insurance fund. Chinese life insurance companies are required to contribute to an insurance guarantee fund 1% of their net premiums from accident and short-term health insurance, including policies assumed through reinsurance. Contributions are not required for life insurance and long-term health insurance. Contributions are not required to be provided once the total amount in the fund reaches 6% of the insurance company’s assets.

Statutory reserves. In addition to the statutory deposit and the statutory insurance fund, insurance companies are required to provide for the following statutory reserves in accordance with regulations established by the CIRC:

•	reserves for future benefits and claims; and

•	reserves for pending payments based on insurance claims already made and claims not yet made but for which an insured event has occurred.

These reserves are recorded as liabilities for purposes of determining an insurance company’s actual solvency. In May 2003, the CIRC issued a new regulation which affected the calculation of statutory reserves for certain insurance products. It has the general effect of increasing the reserves a life insurance company is required to make, thereby affecting its solvency as well as its income under PRC GAAP. Certain provisions of this regulation were already applied to our reserve evaluation under PRC GAAP as at December 31, 2003. The regulation came into full effect on January 1, 2004.

Appointment of actuaries. Insurance companies are required to appoint one or more actuarial professionals, certified by the CIRC, and must establish a system for actuarial reporting.

Market conduct. Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums.

Insurance companies are subject to extensive regulation against anti-competitive behavior. They may not pay insurance agents, the insured or the beneficiary any rebates or other illegal payments, nor may they pay their agents commissions over and above the industry norm.

Compliance with regulatory requirements. Our management confirms that, based on the advice of King & Wood, our PRC legal counsel, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected” and “—Insurance Company Regulation—Licensing requirements” above, we have complied in all material respects with all applicable regulatory requirements set out above.

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of not less than US$5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the current geographic limitation on foreign life insurers, which are now permitted to operate only in specified cities, is to be lifted within three years of China’s accession to the WTO. Foreign life insurers, which are currently not permitted to provide group life insurance, health insurance and annuity and other pension-like products, will be permitted to provide these products within three years of accession.

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, insurance companies that are wholly owned and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Foreign-invested insurance companies may not, without the approval of the CIRC, engage in transactions with their affiliates, including reinsurance transactions and purchases and sales of assets. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CIRC of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CIRC. If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

Regulation of Insurance Asset Management Companies

An insurance asset management company is a limited liability company or joint stock company that manages insurance funds on behalf of others. Insurance asset management companies are regulated by the CIRC.

Minimum capital requirements. The registered capital of an insurance asset management company may not be lower than the greater of (1) RMB 30 million in cash and (2) 0.1% of the insurance funds it manages, provided that the minimum capital is not required to exceed RMB 50 million.

Business operations. In accordance with newly implemented tentative regulations of insurance asset management companies, an insurance asset management company may conduct the following businesses:

•	managing and operating insurance funds of its shareholders;

•	managing and operating funds of insurance companies controlled by its shareholders;

•	managing and operating its own insurance funds; and

•	other businesses otherwise approved by the CIRC or other departments of the State Council.

Insurance funds may only be invested in bank deposits, Chinese treasury bonds, Chinese government agency bonds and other investments as approved by the State Council. Insurance companies and insurance asset management companies are required to appoint an independent custodian in connection with the funds being managed.

Shareholding restrictions. At least 75% of shares of an insurance asset management company must be owned by domestic insurance companies, and at least one of the shareholders of an insurance asset management company must be an insurance company or insurance holding company satisfying specified requirements.

Management of Pension Funds. According to newly implemented trial measures on management of enterprise pension funds, subject to relevant regulatory approvals, insurance companies can become the trustee of, and insurance asset management companies can become the investment managers for, enterprise pension funds.

Investment risk control. Both insurance companies and asset management companies must establish structures, arrangements and measures to recognize, assess, manage and control investment risks. Members of senior management may not be responsible for the management of departments in charge of investment decisions, investment transactions and risk controls at the same time. Branches of insurance companies may not manage insurance funds. Insurance asset management companies must arrange for separate investment managers to manage their own funds and the insurance funds from other insurance companies, as well as insurance funds from an insurance company that are of a different nature.

Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries

Insurance agents are business entities or individuals which or who act on behalf of an insurance company in respect of insurance matters. An insurance company is prohibited from using any agent not licensed by the CIRC to market its insurance products, and is responsible for the acts of its agents when the acts are within the scope of their agency. Licensed insurance agencies fall into three groups: dedicated agencies, non-dedicated agencies and individual agents.

A dedicated agency is a partnership or company organized under the PRC company law whose principal business is to act as an agent of insurance companies. Dedicated agencies are subject to minimum capital and other requirements, and their business is generally limited to insurance-related activities.

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CIRC has interpreted as permitting banks and post offices to act as non-dedicated insurance agencies.

An individual agent is an individual acting as agent for an insurer. To receive a license from the CIRC, the individual is required to hold a CIRC qualification certificate issued by the CIRC. An individual agent is also required to register with and obtain a business license from the agent’s local bureau of industry and commerce. In addition, the individual must not have committed any criminal offense or violation of any financial or insurance law or regulation and must be engaged in the insurance agency business full time. An individual insurance agent is permitted to act on behalf of only one life insurance company.

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe this situation is shared by all major life insurance companies in China. Approximately 63.5% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents. See “Item 3. Key Information—Risk Factors—Risk Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected”.

All insurance agencies and agents are required to enter into agency agreements that specify the duration of the agency; the amount of the agency fee and the method of payment; the scope of the agency, including the insurance products to be marketed; and other relevant matters. Absent specific CIRC approval, insurance agents are prohibited from signing insurance and annuity products on behalf of the insurance companies they represent. None of our agents is authorized to sign insurance policies or annuity contracts for us.

Insurance agencies are required to open special accounts for the handling of funds that they hold or collect for the insurance companies they represent. They may not engage in the following activities: dealing with unauthorized insurers or insurance intermediaries, engaging in activities beyond their authorized business scope or geographical area, causing injury to the rights of the insurance companies they represent, spreading rumors or otherwise injuring the reputation of others in the insurance industry, misappropriating the funds of the insurance companies they represent, defrauding insurance customers through false or misleading representations or material omissions, using undue influence to induce insurance customers to purchase insurance, or defrauding the insurance companies they represent through collusion with the insured or the insurance beneficiary. In addition, dedicated insurance agencies are subject to various reporting requirements, including submission of annual financial reports, and are subject to supervision and examination by the CIRC.

Insurance brokers, who represent individuals and companies purchasing insurance, and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CIRC, and fundamental corporate changes must be approved by the CIRC. Only companies organized under the PRC company law and meeting the requirements set by the CIRC are authorized to act as insurance brokers.

ORGANIZATION STRUCTURE

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
	The People’s Republic of China	60%

China Life Insurance Asset

Management Company Limited

PROPERTY, PLANTS AND EQUIPMENT

Properties

As of December 31, 2003, we owned and leased 3,452 and 2,597 properties respectively, and had 59 properties under construction.

Owned Properties

In connection with the restructuring, CLIC transferred 3,443 properties, including our headquarters in Beijing, China, to us. These 3,443 properties comprise a total gross floor area of approximately 3,997,000 m2 and are situated on 2,978 parcels of land with a total site area of approximately 3,145,000 m2. Approximately 95% of such parcels and buildings have been registered in our name. We and CLIC are still in the process of applying to register the remaining parcels of land and buildings owned by us in our name.

Of the transferred properties, 372 properties owned by us are leased to independent third parties. The remaining properties are mainly occupied by us as office premises.

As part of the restructuring, CLIC has undertaken to us (1) to have the land use right certificates and building ownership certificates in respect of all 3,443 properties and all 2,978 parcels of land registered under our name as soon as possible; (2) to be responsible for all costs, expenses, and claims incurred and (3) to indemnify us against all losses, claims, charges or expenses arising from any failure to obtain the land use right certificates and/or building ownership certificates. At the time of the restructuring, our PRC legal counsel, King & Wood, advised us that it was not aware of any material legal impediment to the transfer from CLIC to us of the land use right certificates and building ownership certificates. Upon completion of the transfer of all such land use right certificates and building ownership certificates to us, we will have lawful rights to occupy, let, transfer and mortgage all of these parcels of land and properties. If we and/or CLIC cannot obtain the relevant land use right certificates and/or building ownership certificates, our management believes that there will be no material financial impact on us as CLIC has undertaken to indemnify us against all losses or expenses arising out of or in connection with a failure to obtain the relevant land use right certificates and/or building ownership certificates.

The land was valued at RMB 10,956 million as at September 30, 2003 by Sallmanns (Far East) Limited.

Leased Properties

We lease office space for various branches and offices located throughout China. We lease office space located in China under a property leasing agreement entered into between CLIC and us, under which CLIC agreed to lease to us (1) 833 properties owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties, with an aggregate gross floor area of approximately 637,000 m2; and (2) 1,764 properties which CLIC is entitled to sublet, which we refer to as the CLIC leased properties, with an aggregate gross floor area of approximately 1,060,000 m2. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Property Leasing Agreement”.

At the time of the restructuring, CLIC held building ownership certificates in respect of 408 CLIC owned properties with a total gross floor area of approximately 352,000 m2 and, for the remaining 425 CLIC owned properties with a total gross floor area of approximately 285,000 m2, CLIC is in the process of completing the legal procedures in order to obtain the legal title to such CLIC owned properties. Further, CLIC has undertaken to us (1) to have the building ownership certificates in respect of these 425 CLIC owned properties registered under its name as soon as possible; (2) to be responsible for all costs, expenses and claims incurred and (3) to indemnify us against all losses, claims, charges or expenses arising from our occupation of these CLIC owned properties.

For the 1,764 CLIC leased properties which are initially leased by CLIC from independent third parties and then subletted to us, CLIC has undertaken to indemnify us against all losses or claims arising from our use of any of these subletted properties.

Properties under Construction

On some of the properties transferred to us, there are properties under construction situated on the parcels of land. As part of the restructuring, CLIC has undertaken to us (1) to have the building ownership certificates in respect of all properties under construction registered under our name upon completion of construction as soon as possible; (2) to obtain the necessary construction approvals in respect of all properties under construction as soon as possible; (3) to be responsible for all costs, expenses and claims incurred and (4) to indemnify us against all losses, claims, charges or expenses arising from any failure to obtain these construction approvals and/or building ownership certificates.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report. For purposes of the following discussion, references to our “predecessor” mean CLIC, as our predecessor company prior to the restructuring, for the periods in question. In general, the financial results discussed in this section relate to historical consolidated financial data, including both the transferred policies and the non-transferred policies. When financial results discussed in this section relate to the transferred policies only or to our pro forma financial results, specific reference is made to that fact.

Overview

Restructuring

We were formed in connection with CLIC’s restructuring. In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies as of June 30, 2003 were retained by CLIC. We refer to these policies as the “non-transferred policies”. We refer to the insurance policies issued by us following the restructuring as the “new policies”.

The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes the restructuring is treated as having occurred on September 30, 2003. As of June 30, 2003, we assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our historical financial statements for each of the years ended and as of December 31, 2001 and 2002 present the financial results of our predecessor company, CLIC. Our consolidated balance sheet data and profit and loss accounts data as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

Immediately following the restructuring, CLIC became our sole shareholder. Following our global offering in December 2003, CLIC became and remains our controlling shareholder, holding approximately 72.2% of our voting shares. We have been providing management and other services to CLIC, including the administration of the run-off of the non-transferred policies, the management of the investment assets retained by CLIC (through our asset management joint venture described below) and various other services for CLIC, for which we are paid fees. For a description of the restructuring and the other arrangements entered into in connection with the restructuring, see “Item 4. Information on the Company—History and Development of the Company—Our Restructuring” and “Item 7. Major Shareholders and Related Party Transactions”.

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had more than 48 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2003. We also offer accident and short-term health insurance policies to individuals and groups.

We report our financial results according to the following three principal business segments:

•	Individual life insurance, which offers participating and non-participating life insurance and annuities to individuals. Our individual life insurance business comprises long-term products, meaning products having a term of more than one year at the date of their issuance.

•	Group life insurance, which offers participating and non-participating life insurance and annuities products to companies and institutions. Our group life insurance business comprises long-term products.

•	Accident and health insurance, which offers accident insurance and health insurance to individuals and groups. Our accident insurance business comprises short-term products, meaning products having a term of one year or less at the date of their execution. Our health insurance business comprises both short-term products and long-term products.

In addition, an asset management joint venture established by us and CLIC, manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Key Information on the Company—Business Overview—Asset Management Business”. We own 60% of the joint venture, with CLIC owning the remaining 40%.

Financial Overview of our Business

The historical financial statements included beginning on page F-1 of this annual report represent the consolidated results of CLIC and its subsidiaries (including both the transferred policies and the non-transferred policies) through September 30, 2003, the date on which the restructuring is deemed to have occurred for accounting purposes.

On a pro forma basis after giving effect to the restructuring, we had total gross written premiums and policy fees of RMB 52,925 million (US$6,394 million) and net profit of RMB 5,857 million (US$708 million) for the year ended December 31, 2003. Our principal business segments had the following pro forma results:

•	Individual life insurance had pro forma total gross written premiums and policy fees of RMB 42,288 million (US$5,109 million) in 2003, principally reflecting an increase in sales of whole life products and growth in policy fees. These were offset in part by a decrease in sales of endowment products due to a shift toward participating endowment products, which are classified as investment products.

•	Group life insurance had pro forma total gross written premiums and policy fees of RMB 432 million (US$52 million) in 2003, principally reflecting a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased number of competitors and intense competition on pricing in the group life insurance market.

•	Accident and health insurance had pro forma total gross written premiums of RMB 10,205 million (US$1,233 million) in 2003, principally reflecting a slight decrease in sales of accident insurance due to increased competition and growth in premiums in our short-term health insurance business.

The business of CLIC, our predecessor, was characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results, which present the historical results of our predecessor for the periods presented below, until September 30, 2003, the date on which the restructuring is treated as having occurred for accounting purposes, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed fixed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates.

Our predecessor did not prepare financial information in accordance with H.K. GAAP or U.S. GAAP prior to the financial year ended December 31, 2000. Accordingly, we first prepared financial information in accordance with H.K. GAAP and U.S. GAAP as of January 1, 2000. As of this date, all assets and liabilities were measured in accordance with the requirements of H.K. GAAP and U.S. GAAP, except that, as explained in note 2(n) to the consolidated financial statements included in this annual report, certain property on hand as of that date was stated on the basis of a valuation performed as of January 1, 2000. Hong Kong GAAP does not have specific guidance on the accounting treatment of long-term insurance contracts and we have adopted U.S. accounting rules in this regard in the preparation of the financial information. Preparation of H.K. GAAP and U.S. GAAP financial information as of January 1, 2000 required us to analyze insurance contracts in force at December 31, 1999 between traditional insurance contracts accounted for pursuant to the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” (SFAS 60) and the provisions regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments” (SFAS 97), and investment-type contracts accounted for in accordance with the provisions regarding investment-type contracts of SFAS 97. The liability for policyholder account balances for contracts accounted for pursuant to SFAS 97 was equal to the policy account values. Account values consisted of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest. No asset in respect of deferred policy acquisition costs was recorded for investment contracts issued prior to June 10, 1999, since these contracts carried guaranteed interest rates in excess of the investment return obtainable at December 31, 1999 and the asset was therefore not considered recoverable. Interest continued to be credited on these contracts at guaranteed rates which mainly ranged from 5.0% up to 8.8% and up to 11.0% for a small number of policies, whereas CLIC’s investments yielded approximately 3.4% for 2003, 3.8% in 2002, and 4.1% in 2001. As a result, the negative spread on these policies has continued to negatively affect results attributable to these policies in the periods presented below.

The liability for contracts accounted for pursuant to SFAS No. 60 and provisions regarding limited-payment contracts of SFAS No. 97 was based on best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses. As of the beginning of the year ended December 31, 2000 there was a premium deficiency in respect of our predecessor’s aggregate traditional insurance business in a loss making situation due to negative spreads between the interest rate guaranteed to policyholders on policies issued prior to June 10, 1999 and our predecessor’s estimate of future investment returns of 3.8% on this business. Accordingly, for policies issued prior to June 10, 1999, the best estimate assumptions were based on our predecessor’s best estimate assumptions determined as of December 31, 1999, with no provision for adverse deviation so as not to create future profits. Mortality and morbidity rates, which vary by age of the insured, and lapse rates, which vary by contract type, were based on expected experience at December 31, 1999. This was based on the results of an analysis of our predecessor’s actual mortality, morbidity and lapse experience incurred in the years 1999 through 2002. This experience was found to be comparable in all such years. Based on the findings of a subsequent study of our experience, which included a breakdown of the lapse experience of our products in a more detailed way than before, and our knowledge of the business, the mortality assumption and the morbidity assumption remain unchanged for policies issued in 2003, but the lapse assumption for certain types of policies issued in 2003 were revised. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 77.5% of total revenues in 2003.

•	policy fees for investment-type contracts. Policy fees accounted for 7.7% of total revenues in 2003.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 13.9% of total revenues in 2003.

In addition, following the restructuring, we receive service fees for policy management services we provide to CLIC and, prior to incorporation of the asset management joint venture, we received asset management fees for asset management services we provided to CLIC. Since incorporation of the asset management joint venture in November 2003, CLIC has paid asset management fees to the asset management joint venture, which is a subsidiary of ours. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Policy Management Agreement”.

Our operating expenses primarily include:

•	insurance benefits provided to our policyholders, accident and health claims and claim adjustment expenses;

•	increases in future policyholder benefits;

•	amortization of deferred policy acquisition costs;

•	underwriting and policy acquisition costs;

•	policyholder dividends and participation in profits;

•	interest credited to policyholder contract deposits; and

•	administrative and other expenses.

In addition, following the restructuring, we pay rent to CLIC on the properties we lease from it.

Our profitability depends principally on our ability to price and manage risk on insurance and annuity products, our ability to maximize the return on investment assets, our ability to attract and retain customers, and our ability to manage expenses. In particular, factors affecting our profitability include:

•	our ability to design and distribute products and services and to introduce new products which gain market acceptance on a timely basis;

•	our ability to price our insurance and investment products at levels that enable us to earn a margin over the costs of providing benefits and the expense of acquiring customers and administering those products;

•	our returns on investment assets;

•	our mortality and morbidity experience;

•	our lapse experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;

•	our cost of administering insurance contracts and providing customer services;

•	our ability to manage liquidity and credit risk in our investment portfolio and to manage duration risk in our asset and policy portfolios through asset-liability management; and

•	changes in regulations.

In addition, other factors, such as competition, taxes, securities market conditions and general economic conditions, affect our profitability.

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. Due to China’s recent fast growing economy, the Chinese government may take certain measures, including raising interest rates, in an effort to ensure sustainable economic growth. If the interest rates were to increase, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

Interest rates also affect our returns on investment assets, a large proportion of which is held in negotiated bank deposits and fixed maturity securities. In a declining interest rate environment, interest rate changes expose us to reinvestment risks. In a rising interest rate environment, higher rates may yield greater interest income but also may generate unrealized capital losses for fixed maturity securities designated as trading, causing us to incur realized capital losses for securities we reinvest or requiring us to take an impairment if the market value of fixed maturity securities declines for an extended period.

Sustained levels of high or low interest rates also may affect the relative popularity of our various products. For example, the recent popularity of our participating products is partially driven by the protracted low interest rate environment in China and the 2.50% cap set by the CIRC on the guaranteed rates of return we may apply. The investment nature of the product, including the enhanced yield by means of dividends, has proven to be attractive to China’s insurance buyers.

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets and repurchase exchange markets. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes such as mortgage-backed securities, infrastructure project financings, foreign fixed-income securities and direct investment in China’s securities markets. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

The limitations on the types of investments we are permitted to make affect the investment returns we are able to generate and subject us to various risks that we would not, or to a lesser extent, be subject to if we were able to invest in a wider array of investments. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments, although there has been no material impairment charge recorded in our consolidated profit and loss accounts. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2001 2002 and 2003.

	For the year ended December 31,
	2001	2002	2003
	(RMB in millions)
Fixed maturity securities	—	(59)	(7)
Equity securities	(11)	(2)	0

Total	(11)	(61)	(7)

Impairments in 2002 relating to a government bond deposited with a local broker that encountered financial difficulties in 2002, resulted in an impairment charge of RMB 36 million. This is an isolated case.

Non-trading securities were comprised of the following asset classes as of December 31, 2002 and 2003.

	As of December 31,
	2002		2003
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Fixed maturity securities
Government bonds	49,661	50,979	40,449	39,477
Government agency bonds	20,615	20,815	27,234	26,817
Corporate bonds	3,212	3,323	4,508	4,310

Subtotal	73,488	75,117	72,191	70,604

Equity securities
Common stocks, unlisted	957	957	—	—
Funds	7,523	7,144	5,422	5,550

Subtotal	8,480	8,101	5,422	5,550

Total	81,968	83,218	77,613	76,154

The total amount of non-trading securities as of December 31, 2003 was lower than the total amount of non-trading assets as of December 31, 2002 because a portion of such assets were retained by CLIC in accordance with the terms of the restructuring, which was treated as having occurred on September 30, 2003.

We had unrealized gains of RMB 608 million, RMB 2,114 million and RMB 2,275 million and unrealized losses of RMB 2,067 million, RMB 864 million and RMB 44 million as of December 31, 2003, 2002 and 2001. The total unrealized losses as of December 31, 2003 were 2.7% of total non-trading securities. The total unrealized losses as of December 31, 2002 and 2001 were less than 1% of total non-trading securities at such dates. These unrealized losses as of December 31, 2003, 2002 and 2001 related primarily to valuation adjustments to government and government agency bonds. Valuation adjustments to securities investment funds also contributed substantially to the unrealized losses as of December 31, 2002. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of securities has continuously been in an unrealized loss position as of December 31, 2003 and 2002.

	As of December 31, 2003
	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Fixed maturity securities
Unrealized losses	(1,935)	(125)	—	(2,060)
Carrying amounts	48,116	2,297	—	50,413
Unrealized losses as a percentage of carrying amounts	4.02%	5.44%	—	4.08%

Equity securities
Unrealized losses	(5)	(2)	—	(7)
Carrying amounts	895	421	—	1,316
Unrealized losses as a percentage of carrying amounts	0.56%	0.48%	—	0.53%

Total
Total unrealized losses	(1,940)	(127)	—	(2,067)
Total carrying amounts	49,011	2,718	—	51,729
Unrealized losses as a percentage of carrying amounts	3.96%	4.67%	—	4.00%

	As of December 31, 2002
	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Fixed maturity securities
Unrealized losses	(472)	(8)	(2)	(482)
Carrying amounts	25,078	1,187	13	26,278
Unrealized losses as a percentage of carrying amounts	1.88%	0.67%	15.38%	1.83%

Equity securities
Unrealized losses	(382)	—	—	(382)
Carrying amounts	6,261	—	—	6,261
Unrealized losses as a percentage of carrying amounts	6.10%			6.10%

Total
Total unrealized losses	(854)	(8)	(2)	(864)
Total carrying amounts	31,339	1,187	13	32,539
Unrealized losses as a percentage of carrying amounts	2.73%	0.67%	15.38%	2.66%

In determining whether a decline in value of a non-trading or held-to-maturity security is other-than-temporary and an impairment charge should be recorded in the income statement, our management considers a range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the securities and in assessing the prospects for near term recovery. Inherent in the evaluation are assumptions and estimates about the operations of the issuer and its future earnings potential. The actual results may differ from the assumptions and estimates. We principally consider the following factors in making an evaluation about impairment:

•	the length of time and the extent to which the market value has been below amortized cost;

•	the potential for impairments of securities when the issuer is experiencing significant financial difficulties; and

•	considerations specific to an industry sector.

Should we conclude that an unrealized loss is other-than-temporary, the loss is recorded in the income statement but there is no impact on shareholders’ equity as the securities are accounted for at estimated fair value, with unrealized losses included in reserves until they are realized or determined to be other-than-temporary. See “—Critical Accounting Policies”.

As of December 31, 2003, our total investment assets were RMB 279,248 million (US$33,739 million) and the investment yield for the year ended December 31, 2003 was 3.4%. The investment yield for this period (which includes the investment yield for investments held by CLIC through September 30, 2003) primarily reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity. As of December 31, 2002, CLIC’s total investment assets, before giving effect to the restructuring, were RMB 266,463 million (US$32,194 million) and the investment yield for the year ended December 31, 2002 was 3.8%. The investment yield for this period primarily reflected a shift away from resale agreements, which have a comparatively low yield, as well as poor conditions in the equity markets. As of December 31, 2001, CLIC’s total investment assets, before giving effect to the restructuring, were RMB 188,869 million and the investment yield for the year ended December 31, 2001 was 4.1%. The investment yield for this period primarily reflected a comparatively high investment yield in the Chinese equity markets that year.

For 2001 and 2002, we calculated the investment yield for a given year by dividing the investment income for that year by the average of the ending balance of that year and the previous year. Yields for 2003 were calculated as the weighted average (weighted according to the amount of investment income for the relevant periods) of the yields for the first three quarters of CLIC (without giving effect to the restructuring) and the fourth quarter China Life of 2003. The yields for such periods were calculated by dividing the investment income of CLIC or China Life for the relevant nine or three-month period by the average of the ending balances for that nine or three-month period and the previous nine or three-month period.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2001, 2002 and 2003 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2001	2002	2003	2003	(2001-2003)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business

Whole life and term life insurance:
Gross written premiums	9,111	12,289	16,292	1,968	33.7%

Endowment:
Gross written premiums	11,925	18,169	16,998	2,054	19.4%
Deposits	9,839	50,428	75,619	9,136	177.2%

Annuities:
Gross written premiums	1,883	3,129	3,618	437	38.6%
Deposits	5,323	1,912	1,700	205	(43.5)%

Group life insurance business

Whole life and term life insurance:
Gross written premiums	985	344	255	31	(49.1)%

Annuities:
Gross written premiums	53	—	—	—	—
Deposits	5,698	6,229	10,117	1,222	33.2%

Accident and health insurance business

Accident insurance premiums	5,097	5,174	4,880	590	(2.2)%
Health insurance premiums	2,687	3,764	5,325	643	40.8%

Our revenues and profitability are affected by changes in the mix of products we offer. In recent years the Chinese insurance market has been moving away from insurance policies offering fixed rates of return in favor of participating and investment-related products, and we expect these trends to continue. Consistent with these trends, participating life insurance and annuity products, which were introduced by our predecessor in 2000, have been our fastest-growing individual life insurance products.

Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and because participating products are subject to guaranteed rates which are lower than those of non-participating products. In addition, changes in interest rates have less of an impact on their surrender rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. Pursuant to guidelines issued by the CIRC, we are required under participating products to pay to our policyholder dividends which are no less than 70% of the distributable earnings from participating products. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

Participating and other products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated profit and loss accounts as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended December 31, 2003, total deposits for the transferred and new policies were RMB 87,435 million, an increase of 49.3% from RMB 58,572 million in 2002. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of last year, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the year ended December 31, 2003, 34% of total first-year gross written premiums for the transferred and new policies were from single premium products and in 2002, 48% of total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular payment premiums, which we believe could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC’s regulations, prior to 2003 life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, as statutory reinsurer. The statutory reinsurance requirement is now being phased out. At the beginning of 2003, the percentage of accident and health insurance risks that our predecessor had to reinsure decreased by 5%, from 20% to 15%, and it is scheduled to decrease by a further 5% per year until it is phased out completely at the beginning of 2006. We are also party to various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business. As of December 31, 2003, substantially all of our ceded premiums had been ceded to China Life Re.

Regulation

We operate in a highly regulated industry. Changes in regulation can have a significant impact on our revenues, expenses and profitability. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Among other things, recent changes to provisioning for reserves for participation products have impacted solvency requirements, which in turn have affected the amount of capital we are required to maintain. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters”.

Critical Accounting Policies

The preparation of financial statements in conformity with H.K. GAAP requires us to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.

Insurance Claims and Reserves

Reserve for claims and claim adjustment expenses. These represent liabilities for claims arising under short-term accident and health insurance policies. Claims and claim adjustment expenses are charged to income as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate claims and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred.

Future life policyholder benefits, policyholder contract deposits and other funds. These represent liabilities for estimated future policyholder benefits for traditional life insurance policies and investment contracts which are not investment-linked. Future life policyholder benefits for traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, morbidity, lapse rate, expenses and investment return, including a margin for adverse deviation. The assumptions are established at the time a policy is priced and issued and remain unchanged, except where premium deficiency occurs. Under policyholder contract deposits, the policyholders’ share of unrealized gains or losses in respect of assets held by us, which may be paid to participating policyholders in the future, is included in liabilities for future life policyholder benefits offsetting the policyholders’ share of the change in unrealized gains and losses during the year.

Reserving is a complex process with inherent uncertainties, requiring the application of informed estimates and judgments. We establish the liabilities for obligations for future policy benefits and claims based on assumptions that are uncertain when made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as our actual policy benefits and claims results. We charge changes in our liabilities to expenses in the period the liabilities are established or re-estimated. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, we may be required to increase our future life policyholder benefits. This increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any deterioration in our solvency levels could change our customers’ and our business associates’ perception of our financial health, which in turn could affect our sales, earnings and operations.

We establish liabilities for future life policyholder benefits on long duration contracts in accordance with the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” and the provisions regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments”. In accordance with the provisions of these standards, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognized. We base these estimates on the following assumptions:

•	We base our assumptions for interest rates on estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 or the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we revised the discount rates for policies issued in 2003 such that they increase annually now from 3.65% to 5.0% for the year 2012 or the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. Actual investment yields in the years ended December 31, 2001, 2002 and 2003 were 4.1%, 3.8% and 3.4%, respectively. The interest rates we assume for future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

•	We base our assumptions for mortality and morbidity rates, which vary by age of the insured, and lapse rates, which vary by contract type, on expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions used for 1999 through 2002 are based upon the results of an analysis of our predecessor’s actual mortality, morbidity and lapse experience incurred in those years. This mortality, morbidity and lapse experience was found to be comparable in those periods. Based on the findings of a subsequent study of our experience, which included a breakdown of the lapse experience of our products in a more detailed way than before, and our knowledge of the business, the mortality assumption and the morbidity assumption remain unchanged for policies issued in 2003, but the lapse assumption for certain types of policies issued in 2003 were revised. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

•	We have based our assumptions for policy administration expenses on expected unit costs plus, where applicable, a margin for adverse deviation. We have based our assumptions for unit costs on an analysis of actual experience. We have estimated the per-policy costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto and 1.75% of premiums for 2003, in each case plus a fixed per-policy expense.

•	Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation so as not to create future profits. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the restructuring.

•	Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, in accordance with the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments”. We determine the amount of policyholder dividends to be paid annually. Policyholder dividends include life policyholders’ share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract.

Valuation of Investments

Fixed maturity securities which we have the ability and intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Fixed maturity securities and equity securities which we purchase with the intention to resell in the near term are classified as trading. Fixed maturity securities and equity securities other than those classified as held-to-maturity or trading are classified as non-trading securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment and if the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to profit and loss accounts. The following are the policies used:

Held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at cost plus any discount or less any premium amortized to date. The discount or premium is amortized over the period to maturity and included as interest income or expense in the profit and loss accounts. Provision is made when there is a diminution in value which is other-than-temporary. The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognized in the profit and loss accounts as an expense immediately.

Trading securities. Trading securities are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities are recognized in the profit and loss accounts. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss accounts as they arise.

Non-trading securities. Investments which are held for non-trading purposes are stated in the balance sheet at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gains or losses representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus or deficit transferred from the investment revaluation reserve, is reflected in the profit and loss accounts. Where there is objective evidence that individual investments are impaired, the cumulative losses recorded in the revaluation reserve are transferred to the profit and loss accounts.

The fair value of our fixed maturity securities and equity securities is determined as follows:

Fixed maturity securities. For listed securities, fair value is based upon quoted market prices. For securities traded on the over-the-counter market, fair value is based on the average prices observed in transactions in the period 30 days before and 15 days after the period end. We do not currently hold any unlisted, untraded fixed maturity securities.

Equity securities. Fair value for closed-end funds is based on quoted market prices. Fair value for open-end funds is based on the net asset value per unit of these funds as published daily by their fund managers. Unlisted common stocks are generally carried at cost as a reasonable estimate of their fair value unless there is evidence that fair value is materially different from cost.

The assessment of whether other-than-temporary impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. In particular, the determination of fair values for securities where there are no quoted market values is based on valuation methodologies, securities we deem to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

Valuation of Fixed Assets

In general, property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. However, some property, plant and equipment on hand as of January 1, 1997 was acquired by our predecessor as a result of the prior restructuring in 1996 of People’s Insurance Company of China, a state-owned enterprise. Our predecessor is unable to obtain historical cost information for assets which were transferred to it in that restructuring. As a result, this property, plant and equipment has been stated at deemed cost based on a valuation performed as of January 1, 2000, rather than at historical cost less depreciation, which is the method required by U.S. GAAP. We have not been able to quantify the effect of the difference in accounting treatment because we do not have available to us sufficiently detailed historical cost records relating to these assets. The fair market value recorded in the opening balance sheet as of January 1, 2000 has been carried forward as the deemed acquisition cost relating to these assets, for purposes of H.K. GAAP and U.S. GAAP.

Deferred Policy Acquisition Costs

The costs of acquiring new business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred and amortized as described below. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are applied consistently throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment-type contracts are amortized over the expected life of the contracts based on a constant rate of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment return and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. If there is a change in our estimates, the deviations of actual results from estimated experiences are reflected in the profit and loss accounts.

Revenue Recognition

Recognition of premiums is carried out pursuant to guidelines which require the use of informed judgments. Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenues when due from policyholders. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay policies, premiums are recorded as revenues when due with profit recognized in income in a constant relationship to the insurance in force or, for annuities, the amount of expected benefit payments.

Premiums from the sale of accident and health insurance policies are recorded when written and are recorded to revenues on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the policy period, premiums are recognized over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserves represent the portion of the premiums written relating to the unexpired terms of coverage.

Amounts collected as premiums from investment-type contracts are recorded as deposits. Revenue from these contracts consists of policy fees charged against the deposit amount for the cost of insurance, administration fees and gains on surrenders during the period. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder contract deposits.

Recently Issued Accounting Standards

FIN 46

In January 2003, the U.S. Financial Accounting Standards Board, or FASB, issued FIN 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities, or VIEs, and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003. We do not expect that the adoption of FIN 46 will have a material impact on our financial position or our result of operations.

SOP 03-1

In July 2003, the Accounting Standards Executive Committee issued Statement of Position, or SOP, 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. We do not expect that the adoption of SOP 03-1 will have a material impact on our financial position or our results of operations.

HKAS 32

In May 2004, the Hong Kong Society of Accountants, or HKSA, issued Hong Kong Accounting Standard 32, or HKAS 32, “Financial Instruments: Disclosure and Presentation”. This Standard contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. This new accounting standard is effective for annual periods beginning on or after January 1, 2005. We are currently assessing the impact of HKAS 32 on our financial position and our operations.

HKAS 39

In May 2004, the HKSA issued Hong Kong Accounting Standard 39, or HKAS 39, “Financial Instruments: Recognition and Measurement”. This Standard establishes principles for recognising and measuring, financial assets, financial liabilities and some contracts to buy or sell non-financial items. This new accounting standard is effective for annual periods beginning on or after January 1, 2005. We are currently assessing the impact of HKAS 39 on our financial position and our operations.

IFRS 4

In March 2004, the International Accounting Standards Board issued International Financial Reporting Standard 4, or IFRS 4, “Insurance Contracts”. This Standard specifies the financial reporting for insurance contracts by any entity that issues such contracts. The HKSA has indicated that it plans to converge with IFRS on January 1, 2005. We are considering the potential impact of IFRS 4 on the assumption that a standard equivalent to IFRS 4 is issued in Hong Kong and effective on January 1, 2005 in accordance with the HKSA’s program for convergence with IFRS by that date.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.2% and 0.7% in 2003 and 2001, respectively. China experienced slight deflation in 2002 at a rate of 0.8%.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—Risk Factors—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Recent Developments

CNAO Audit

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB 2,368 million of insurance funds, and irregular operations involving RMB 2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB 1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB 32.3 million, among which RMB 11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB 43.1 million.

CLIC was directed to pay a total of approximately RMB 67.5 million (approximately US$8.15 million), including RMB 9.2 million of business taxes and surcharges, RMB 10.0 million of income taxes, RMB 37.3 million of other taxes and RMB 11.1 million in fines. The decision requires CLIC to rectify the irregular use of insurance funds and irregular operations described in section (i) above, and to submit a report on such rectification to the CNAO. The audit decision also requires CLIC make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. We have reviewed the issues referred to in the CNAO audit decision and believe that such issues will not have a material impact on our results of operations, cash flows or financial position.

Class Action Litigations

As of June 21, 2004, there have been nine complaints filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. Eight of the nine complaints allege that China Life and the other named persons violated Section 10(b) and Section 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 under the Exchange Act by failing to disclose the audit review by the CNAO of CLIC. On the basis of similar allegations, the remaining complaint alleges that China Life and the other named persons violated Section 11 and Section 15 of the U.S. Securities Act of 1933 by distributing a prospectus containing materially misleading statements. Each complaint seeks to recover damages on behalf of a purported class of persons who purchased the China Life’s publicly traded securities and seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. The plaintiffs have filed motions for the consolidation of the complaints, selection of a lead plaintiff and approval of counsel appointed by the lead plaintiff. These motions are still pending. We expect that the complaints will be consolidated and that a consolidated amended complaint will be filed. In connection with these actions, we have engaged U.S. counsel to contest the complaints vigorously on our behalf.

SEC Informal Inquiry

We have received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate fully with the SEC on a voluntary basis.

OPERATING RESULTS

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Overview

As discussed elsewhere in this annual report, the restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; for accounting purposes, however, the restructuring is deemed to have occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes data for our predecessor through September 30, 2003 and data for China Life from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC for the time period from October 1, 2003 through December 31, 2003. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB 792 million, or 1.2%, to RMB 67,216 million in 2003 from RMB 66,424 million in 2002. This increase was significantly less than the 2002 increase over 2001 as a result of the effect of the restructuring described above. The increase reflected increases in net premiums earned from the individual life insurance business and accident and health business offset in part by a decrease in net premiums earned and policy fees from the group life insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB 6,059 million, or 13.5%, to RMB 50,807 million in 2003 from RMB 44,748 million in 2002. This increase was primarily due to increases in net premiums earned from the individual life insurance and the accident and health businesses offset in part by decrease in net premiums earned and policy fees from the group life insurance business. Net premiums earned from risk-type participating products were RMB 13,417 million in 2003, a decrease of RMB 1,131 million, or 7.8%, from RMB 14,548 million in 2002. This decrease was primarily due to a shift toward products which are classified as investment products. Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB 4,553 million was attributable to single premium products and RMB 32,610 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2002 and attributable to the transferred policies, RMB 8,896 million was attributable to single premium products and RMB 25,035 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB 361 million, or 0.6%, to RMB 58,541 million in 2003 from RMB 58,902 million in 2002. This decrease was due in part to the restructuring effect, as well as a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products. This was offset in part by an increase in sales of whole life products and growth in policy fees.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB 4,626 million, or 12.3%, to RMB 42,288 million in 2003 from RMB 37,662 million in 2002. This increase was primarily due to an increase in sales of whole life products and growth in policy fees. This was offset in part by a decrease in sales of non-participating endowment products due to a shift toward participating endowment products, which are classified as investment products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB 161 million, or 21.5%, to RMB 588 million in 2003 from RMB 749 million in 2002. This decrease was due in part to the effect of the restructuring described above, as well as a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies decreased by RMB 45 million, or 9.4%, to RMB 432 million in 2003 from RMB 477 million in 2002. This decrease was primarily due to a shift away from whole life products in favor of products which are classified as investment products, which led to a decrease in premiums earned from risk-type products, as well as a reduction in the level of our policy fees on some of our products due to increased competition.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business increased by RMB 1,314 million, or 19.4%, to RMB 8,087 million in 2003 from RMB 6,773 million in 2002. Gross written premiums from the accident insurance business decreased by RMB 393 million or 7.5%, to RMB 4,880 million in 2003 from RMB 5,273 million in 2002 and gross written premiums from the health insurance business increased by RMB 1,480 million, or 38.5%, to RMB 5,325 million in 2003 from RMB 3,845 million in 2002. These changes were primarily due to strong growth in premiums from sales of supplemental medical insurance and other short-term health insurance products. Sales of accident insurance decreased due to increased competition.

Net premiums earned from the accident and health insurance business attributable to the transferred and new policies increased by RMB 1,478 million, or 22.4%, to RMB 8,087 million in 2003 from RMB 6,609 million in 2002. Gross written premiums from the accident insurance business attributable to the transferred and new policies decreased by RMB 294 million, or 5.7%, to RMB 4,880 million in 2003 from RMB 5,174 million in 2002 and gross written premiums from the health insurance business attributable to the transferred and new policies increased by RMB 1,561 million, or 41.5%, to RMB 5,325 million in 2003 from RMB 3,764 million in 2002. These increases were primarily due to the same reasons as for the accident and health insurance business as a whole.

Net Investment Income

Net investment income increased by RMB 1,478 million, or 17.7%, to RMB 9,825 million in 2003 from RMB 8,347 million in 2002. This increase was primarily due to an overall growth in investment assets during 2003, notwithstanding a one-time drop in our total investment assets as of September 30, 2003 caused by the de-recognition of assets retained by CLIC in connection with the restructuring and a decrease in investment yield.

As of December 31, 2003, total investment assets were RMB 279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). As of December 31, 2002, total investment assets were RMB 266,463 million and the investment yield for the year ended December 31, 2002 was 3.8%. This decrease reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

Net Realized Gains/Losses on Investments

Net realized gains on investments increased by RMB 602 million, or 226.3% to RMB 868 million from RMB 266 million in 2002. This change was due to net realized gains of RMB 550 million on debt securities and RMB 318 million on securities investment funds in 2003. In 2002, the net realized gain of RMB 446 million on debt securities was offset in part by net realized losses of RMB 180 million on securities investment funds.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized gains on investments in 2003 were RMB 247 million, compared to net realized loss of RMB 1,067 million in 2002. The results in 2003 reflected unrealized gains on securities investment funds as of December 31, 2003 resulting from favorable conditions in the equity markets in 2003, compared to a steep fall in the equity markets in 2002.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits increased by RMB 26,627 million, or 41.2%, to RMB 91,201 million in 2003 from RMB 64,574 million in 2002. Policy fees increased by RMB 1,086 million, or 21.7%, to RMB 6,096 million in 2003 from RMB 5,010 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business, offset in part by the effect of restructuring described above.

Total deposits attributable to the transferred and new policies increased by RMB 28,863 million, or 49.3%, to RMB 87,435 million in 2003 from RMB 58,572 million in 2002. Policy fees attributable to the transferred and new policies increased by RMB 1,349 million, or 32.1%, to RMB 5,557 million in 2003 from RMB 4,208 million in 2002. These increases were primarily due to increased sales of participating products in both the individual life insurance business and group life insurance business. Total deposits from participating products increased by RMB 27,986 million, or 53.4%, to RMB 80,376 million in 2003 from RMB 52,390 million in 2002. Total policy fees from participating products increased to RMB 4,214 million in 2003 from RMB 2,563 million in 2002.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB 21,654 million, or 37.1%, to RMB 79,962 million in 2003 from RMB 58,308 million in 2002. Policy fees from the individual life insurance business increased by RMB 1,135 million, or 24.5%, to RMB 5,768 million in 2003 from RMB 4,633 million in 2002. These increases reflected increased sales of participating endowment products, offset in part by the effect of restructuring described above.

Deposits in the individual life insurance business attributable to the transferred and new policies increased by RMB 24,978 million, or 47.7%, to RMB 77,318 million in 2003 from RMB 52,340 million in 2002. Policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB 1,305 million, or 32.0%, to RMB 5,380 million in 2003 from RMB 4,075 million in 2002. These increases were primarily due to increased sales of participating endowment products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB 4,973 million, or 79.4%, to RMB 11,239 million in 2003 from RMB 6,266 million in 2002. Policy fees from the group life insurance business decreased by RMB 49 million, or 13.0%, to RMB 328 million in 2003 from RMB 377 million in 2002. These changes were primarily due to an increase of sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increased competition, the fact that policy fees are no longer required to be paid on some of the non-transferred policies under the terms of the policies as well as the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB 3,885 million, or 62.3%, to RMB 10,117 million in 2003 from RMB 6,232 million in 2002. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB 44 million, or 33.1%, to RMB 177 million in 2003 from RMB 133 million in 2002. These increases were due to increased sales of participating annuity products, offset in part by a reduction in the level of our policy fees on some of our products due to increase competition.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 99 million, or 0.2%, to RMB 56,536 million in 2003 from RMB 56,437 million in 2002. This increase was due to the increase in business volume offset in part by the effect of restructuring described above. Life insurance death and other benefits increased by RMB 1,560 million, or 22.3%, to RMB 8,570 million in 2003 from RMB 7,010 million in 2002. These increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees increased to 12.4% in 2003 from 10.2% in 2002.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB 3,933 million, or 12.6%, to RMB 35,213 million in 2003 from RMB 31,280 million in 2002. This increase was primarily due to an increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 7 million, or 0.1%, to RMB 13,982 million in 2003 from RMB 13,975 million in 2002. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased to RMB 536 million in 2003 from RMB 132 million in 2002 and the increase in future life policyholder benefits decreased by RMB 397 million, or 2.9%, to RMB 13,446 million in 2003 from RMB 13,843 million in 2002.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB 208 million, or 0.4%, to RMB 50,947 million in 2003 from RMB 50,739 million in 2002. This increase was due to the increase in business volume during the period offset in part by the effect of the restructuring described above. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 2,492 million, or 47.4%, to RMB 7,744 million in 2003 from RMB 5,252 million in 2002 and the increase in future life policyholder benefits decreased by RMB 2,284 million, or 5.0%, to RMB 43,203 million in 2003 from RMB 45,487 million in 2002.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB 3,149 million, or 11.8%, to RMB 29,946 million in 2003 from RMB 26,797 million in 2002. This increase was primarily due to the increase in business volume during the period. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 1,457 million, or 77.0%, to RMB 3,348 million in 2003 from RMB 1,891 million in 2002. This increase was primarily due to two types of policies, which we started to sell in 2000, and which pay benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB 1,692 million, or 6.8%, to RMB 26,598 million in 2003 from RMB 24,906 million in 2002.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 915 million, or 56.4%, to RMB 707 million in 2003 from RMB 1,622 million in 2002. This decrease was due to the effect of the restructuring described above and a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 909 million, or 52.4%, to RMB 826 million in 2003 from RMB 1,735 million in 2002 and the increase in future life policyholder benefits decreased by RMB 119 million in 2003, compared with a decrease of RMB 113 million in 2002.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies decreased by RMB 24 million, or 5.9%, to RMB 385 million in 2003 from RMB 409 million in 2002. This decrease was primarily due to a decrease in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 74 million, or 18.7%, to RMB 470 million in 2003 from RMB 396 million 2002 and the increase in future life policyholder benefits decreased by RMB 85 million in 2003, compared with an increase of RMB 13 million in 2002.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB 806 million, or 19.8%, to RMB 4,882 million in 2003 from RMB 4,076 million in 2002. Of these amounts, accident and health claims and claim adjustment expenses increased by RMB 829 million, or 20.5%, to RMB 4,882 million in 2003 from RMB 4,053 million in 2002 and life insurance death and other benefits (comprised of long-term health benefits) was less than RMB 1 million in 2003 compared to RMB 23 million in 2002. These changes were primarily due to the increase in business volume in the health insurance business offset in part by a decrease of average claim rate of health insurance business.

Insurance benefits and claims for the accident and health insurance business attributable to the transferred and new policies increased by RMB 809 million, or 19.9%, to RMB 4,882 million in 2003 from RMB 4,073 million in 2002. This increase was primarily due to an increase of health insurance business, offset in part by a decrease in average claim rate of health insurance business. Of these insurance benefits and claims, accident and health claims and claims adjustment expenses increased by RMB 829 million, or 20.5%, to RMB 4,882 million in 2003 from RMB 4,053 million in 2002 and life insurance death and other benefits (comprised of long-term benefits) were nil in 2003, compared to RMB 20 million in 2002.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB 566 million, or 88.3%, to RMB 1,207 million in 2003 from RMB 641 million in 2002. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to an increase in the overall amount of participating policies in force.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB 1,191 million, or 31.1%, to RMB 5,023 million in 2003 from RMB 3,832 million in 2002. This increase was primarily due to the increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as non-deferrable portion of the acquisition costs attributable to transferred and new policies. Underwriting and policy acquisition costs decreased by RMB 367 million, or 22.1%, to RMB 1,294 million in 2003 from RMB 1,661 million in 2002. Underwriting and policy acquisition costs were 1.91% of net premiums earned and policy fees in 2003, compared with 2.5% in 2002.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together decreased by RMB 370 million, or 29.4%, to RMB 890 million in 2003 from RMB 1,260 million in 2002. This decrease was primarily due to the effect of restructuring described above. In addition, this decrease reflected declining commissions attributable to the non-transferred policies, since commissions generally decrease as policies are renewed in successive years. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 3 million, or 0.7%, to RMB 404 million in 2003 from RMB 401 million in 2002. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses increased by RMB 700 million, or 11.4%, to RMB 6,862 million in 2003 from RMB 6,162 million in 2002. This increase primarily reflected the increase in business volume, offset in part by the effect of the restructuring described above.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), increased by RMB 238 million, or 37.5%, to RMB 872 million in 2003 from RMB 634 million in 2002. This increase primarily reflected a revaluation of investment properties and the resulting impact on the profit and loss accounts offset in part by the effect of the restructuring described above. Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives within the company. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits increased by RMB 165 million, or 2.3%, to RMB 7,260 million in 2003 from RMB 7,095 million in 2002. This increase primarily reflected an increase in the total policyholder account balance offset in part by the effect of the restructuring described above.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB 1,352 million, or 86.2%, to RMB 2,920 million in 2003 from RMB 1,568 million in 2002. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased to RMB 2,235 million in 2003 from RMB 922 million in 2002.

Income Tax

We pay income tax according to PRC enterprise income tax tentative regulations and related rules. Income tax expense, including current and deferred taxations, was RMB 1,180 million in 2003, compared to RMB 14 million in 2002. In accordance with PRC law, China Life and China Life Insurance Asset Management Company Limited, which is controlled by China Life, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Substantially all of the income expense for 2003 was attributable to the profit-making insurance businesses (attributable to the transferred and new policies) and asset management businesses of China Life. Our predecessor CLIC had operational losses in their core insurance businesses and accordingly had no income tax liability. All of its income tax expense for 2003 and 2002 related to its non-core operations and were immaterial compared to the income tax expense of China Life for 2003.

Net Profit/Loss

For the reasons set forth above, net loss was RMB 1,428 million in 2003, an improvement from a net loss of RMB 2,250 million in 2002.

Individual Life Insurance Business

Net loss in the individual life insurance business was RMB 208 million in 2003, an improvement from a net loss of RMB 1,070 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB 1,263 million in 2003, an improvement from a net loss of RMB 2,475 million in 2002. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB 190 million, or 16.0%, to RMB 1,380 million in 2003 from RMB 1,190 million in 2002. Profitability increased due primarily to the rapid increase in health premiums, which was not yet reflected in claim experience. The overall performance of the accident insurance, despite the decrease in premiums, remained strong, while the performance of the health business was relatively weaker.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB 11,458 million, or 20.8%, to RMB 66,424 million in 2002 from RMB 54,966 million in 2001. This increase was primarily due to increased premiums from individual life insurance products, particularly endowment products, as well as increased premiums from accident and health products. This increase was offset in part by a decrease in net premiums earned and policy fees from group life insurance products.

Net premiums earned and policy fees attributable to the transferred policies increased by RMB 12,940 million, or 40.7%, to RMB 44,748 million in 2002 from RMB 31,808 million in 2001. This increase was primarily due to increased premiums from individual life insurance products, particularly endowment products, as well as increased premiums from accident and health products. This increase was offset in part by a decrease in net premiums earned and policy fees from group life insurance products. Net premiums earned from participating products were RMB 14,548 million in 2002, an increase of 112.1% from RMB 6,859 million in 2001. Of total net premiums earned in 2002 and attributable to the transferred policies, RMB 8,896 million was attributable to single premium products and RMB 25,035 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2001 and attributable to the transferred policies, RMB 5,941 million was attributable to single premium products and RMB 18,016 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB 11,331 million, or 23.8%, to RMB 58,902 million in 2002 from RMB 47,571 million in 2001. This increase was primarily due to a substantial increase in sales of endowment products and growth in policy fees, particularly those generated by participating endowment products, as well as a substantial increase in sales of whole life products and the introduction and rapid growth of products sold through bank channels.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred policies increased by RMB 12,856 million, or 51.8%, to RMB 37,662 million in 2002 from RMB 24,806 million in 2001. This increase was primarily due to a substantial increase in sales of endowment products and growth in policy fees, as well as a substantial increase in sales of whole life products and the introduction and rapid growth of products sold through bank channels.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB 601 million, or 44.5%, to RMB 749 million in 2002 from RMB 1,350 million in 2001. This decrease was primarily due to a redeployment of the direct sales force to meet the demand for individual participating products, which impacted sales of group products, as well as a shift in the weighting of group products toward investment-type products.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred policies decreased by RMB 608 million, or 56.0%, to RMB 477 million in 2002 from RMB 1,085 million in 2001. This decrease was primarily due to a redeployment of the direct sales force to meet the demand for individual participating products, as well as a shift in the weighting of group products toward investment-type products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business increased by RMB 728 million, or 12.0%, to RMB 6,773 million in 2002 from RMB 6,045 million in 2001. Gross written premiums from the accident insurance business increased by RMB 77 million, or 1.5%, to RMB 5,273 million in 2002 from RMB 5,196 million in 2001 and gross written premiums from the health insurance business increased by RMB 1,094 million, or 39.8%, to RMB 3,845 million in 2002 from RMB 2,751 million in 2001. These changes were primarily due to an increase in sales of health insurance products following recent reforms designed to promote the health insurance system. Sales of accident insurance products have remained relatively stable in recent years, reflecting the trend in the overall accident insurance market in China in those periods.

Net premiums earned from the accident and health insurance business attributable to the transferred policies increased by RMB 692 million, or 11.7%, to RMB 6,609 million in 2002 from RMB 5,917 million in 2001. Gross written premiums from the accident insurance business attributable to the transferred policies increased by RMB 77 million, or 1.5%, to RMB 5,174 million in 2002 from RMB 5,097 million in 2001 and gross written premiums from the health insurance business attributable to the transferred policies increased by RMB 1,077 million, or 40.1%, to RMB 3,764 million in 2002 from RMB 2,687 million in 2001. These increases were primarily due to an increase in sales of health insurance products following recent reforms designed to promote the health insurance system. Sales of accident insurance products have remained relatively stable in recent years, reflecting the trend in the overall accident insurance market in China in those periods.

Net Investment Income

Net investment income increased by RMB 2,071 million, or 33.0%, to RMB 8,347 million in 2002 from RMB 6,276 million in 2001. This increase was primarily due to an overall increase in investment assets, particularly negotiated bank deposits, fixed maturity securities and securities investment funds, as well as a shift away from resale agreements, which have a comparatively low investment yield. These factors were offset in part by poor conditions in the equity markets, which led to a fall in dividend income from equity investments in securities investment funds.

As of December 31, 2002, total investment assets were RMB 266,463 million and the investment yield for the year ended December 31, 2002 was 3.8%. As of December 31, 2001, total investment assets were RMB 188,869 million and the investment yield for the year ended December 31, 2001 was 4.1%.

Net Realized Gains/Losses on Investments

Net realized gains on investments were RMB 266 million in 2002, compared to net realized losses on investments of RMB 6 million in 2001. This change was primarily due to net realized gains in 2002 of RMB 446 million on fixed maturity securities, offset in part by net realized losses of RMB 180 million on equity securities in securities investment funds.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Net unrealized losses on investments increased by RMB 745 million, or 231.4%, to RMB 1,067 million in 2002 from RMB 322 million in 2001. The results in both 2002 and 2001 were due to a steep fall in the equity markets, which adversely impacted the value of equity investments in closed-end securities funds.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits increased by RMB 37,242 million, or 136.3%, to RMB 64,574 million in 2002 from RMB 27,332 million in 2001. Policy fees increased by RMB 2,193 million, or 77.8%, to RMB 5,010 million in 2002 from RMB 2,817 million in 2001. These increases were primarily due to an increase in deposits in both the individual life insurance business and the group life insurance business.

Total deposits attributable to the transferred policies increased by RMB 37,704 million, or 180.7%, to RMB 58,572 million in 2002 from RMB 20,868 million in 2001. Policy fees attributable to the transferred policies increased by RMB 2,274 million, or 117.6%, to RMB 4,208 million in 2002 from RMB 1,934 million in 2001. These increases were primarily due to an increase in deposits in both the individual life insurance business, and the group life insurance business. Total deposits from participating products increased by RMB 42,866 million, or 450.1%, to RMB 52,390 million in 2002 from RMB 9,524 million in 2001. Total policy fees from participating products increased to RMB 2,563 million in 2002 from RMB 306 million in 2001.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB 36,794 million, or 171.0%, to RMB 58,308 million in 2002 from RMB 21,514 million in 2001. Policy fees from the individual life insurance business increased by RMB 2,086 million, or 81.9%, to RMB 4,633 million in 2002 from RMB 2,547 million in 2001. These increases were primarily due to a substantial increase in sales of participating endowment products, which our predecessor began selling nationwide in the second half of 2001, as well as increased policy fees from investment products, particularly new participating endowment products. Policy fees increased at a lower rate than the growth of deposits because of a relatively larger increase in participating products, which generate lower policy fees than other products.

Deposits in the individual life insurance business attributable to the transferred policies increased by RMB 37,178 million, or 245.2%, to RMB 52,340 million in 2002 from RMB 15,162 million in 2001. Policy fees from the individual life insurance business attributable to the transferred policies increased by RMB 2,188 million, or 116.0%, to RMB 4,075 million in 2002 from RMB 1,887 million in 2001. These increases were primarily due to a substantial increase in sales of participating endowment products, as well as increased policy fees from investment products. Policy fees increased at a lower rate than the growth of deposits because of a relatively larger increase in participating products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB 448 million, or 7.7%, to RMB 6,266 million in 2002 from RMB 5,818 million in 2001. Policy fees from the group life insurance business increased by RMB 107 million, or 39.6%, to RMB 377 million in 2002 from RMB 270 million in 2001. These increases were due to a shift in the weighting of group products toward investment-type products and an increase in the total outstanding amount of such products.

Deposits in the group life insurance business attributable to the transferred policies increased by RMB 526 million, or 9.2%, to RMB 6,232 million in 2002 from RMB 5,706 million in 2001. Policy fees from the group life insurance business attributable to the transferred policies increased by RMB 86 million, or 183.0%, to RMB 133 million in 2002 from RMB 47 million in 2001. These increases were due to a shift in the weighting of group products toward investment-type products and an increase in the total outstanding amount of such products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 9,388 million, or 20.0%, to RMB 56,437 million in 2002 from RMB 47,049 million in 2001. This increase was primarily due to an increase in insurance benefits in the individual life insurance business. Life insurance death and other benefits decreased by RMB 3,089 million, or 30.6%, to RMB 7,010 million in 2002 from RMB 10,099 million in 2001 and, as a percentage of gross written premiums and policy fees, decreased to 10.2% in 2002 from 17.8% in 2001. These decreases were principally due to payments made in 2001 in respect of certain types of products sold in 1998 which require payments to be made every three years. Fewer of these products were sold in 1999 because CLIC stopped selling these products in June 1999 when the CIRC capped the maximum guaranteed rate of return at 2.50%. Payments in respect of the 1998 products were RMB 3,670 million in 2001, compared with payments of RMB 986 million in 2002 in respect of the 1999 products.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred policies increased by RMB 9,323 million, or 42.5%, to RMB 31,279 million in 2002 from RMB 21,956 million in 2001. This increase was primarily due to an increase in insurance benefits in the individual life insurance business. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 7,889 million, or 129.6%, to RMB 13,975 million in 2002 from RMB 6,086 million in 2001. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased to RMB 132 million in 2002 from RMB 26 million in 2001 and the increase in future life policyholder benefits increased by RMB 7,783 million, or 128.4%, to RMB 13,843 million in 2002 from RMB 6,060 million in 2001.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB 9,228 million, or 22.2%, to RMB 50,739 million in 2002 from RMB 41,511 million in 2001. This increase was primarily due to an increase in business volume during the period. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 3,488 million, or 39.9%, to RMB 5,252 million in 2002 from RMB 8,740 million in 2001 and the increase in future life policyholder benefits rose by RMB 12,716 million, or 38.8%, to RMB 45,487 million in 2002 from RMB 32,771 million in 2001.

Insurance benefits and claims for the individual life insurance business attributable to the transferred policies increased by RMB 9,609 million, or 55.9%, to RMB 26,797 million in 2002 from RMB 17,188 million in 2001. This increase was primarily due to an increase in business volume during the period.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 76 million, or 4.5%, to RMB 1,622 million in 2002 from RMB 1,698 million in 2001. This decrease was smaller in magnitude than the decrease in premiums, primarily due to the continuing effects of negative spread from investment-type contracts among the non-transferred policies. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 387 million, or 28.7%, to RMB 1,735 million in 2002 from RMB 1,348 million in 2001 and future life policyholder benefits decreased by RMB 113 million in 2002, compared with an increase of RMB 350 million in 2001.

Insurance benefits and claims for the group life insurance business attributable to the transferred policies decreased by RMB 520 million, or 56.0%, to RMB 409 million in 2002 from RMB 929 million in 2001. This decrease was primarily due to the change in business volume during the period.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB 236 million, or 6.1%, to RMB 4,076 million in 2002 from RMB 3,840 million in 2001. Of these amounts, accident and health claims and claim adjustment expenses increased by RMB 224 million, or 5.9%, to RMB 4,053 million in 2002 from RMB 3,829 million in 2001 and life insurance death and other benefits

(comprised of long-term health benefits) increased by RMB 12 million, or 109.1%, to RMB 23 million in 2002 from RMB 11 million in 2001. These changes were primarily due to more favorable claims experience, which made insurance benefits and claims increase more slowly than premiums during the period.

Insurance benefits and claims for the accident and health insurance business attributable to the transferred policies increased by RMB 234 million, or 6.1%, to RMB 4,073 million in 2002 from RMB 3,839 million in 2001. This increase was smaller in magnitude than the increase in premiums, primarily due to more favorable claims experience.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB 464 million, or 262.1%, to RMB 641 million in 2002 from RMB 177 million in 2001. Virtually all of these amounts were attributable to the transferred policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to an increase in the overall amount of participating policies in force, offset in part by a decline in dividend rates.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred policies. The majority of acquisition costs attributable to the transferred policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB 808 million, or 26.7%, to RMB 3,832 million in 2002 from RMB 3,024 million in 2001. This increase was primarily due to the increase in business volume during the period.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as acquisition costs in the accident and health insurance business. Underwriting and policy acquisition costs decreased by RMB 515 million, or 23.7%, to RMB 1,661 million in 2002 from RMB 2,176 million in 2001. Underwriting and policy acquisition costs were 2.5% of net premiums earned and policy fees in 2002, compared with 4.0% in 2001.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together decreased by RMB 656 million, or 34.2%, to RMB 1,260 million in 2002 from RMB 1,916 million in 2001. This decrease was primarily due to declining commissions attributable to the non-transferred policies, since commissions generally decrease as policies are renewed in successive years. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 141 million, or 54.2%, to RMB 401 million in 2002 from RMB 260 million in 2001. This increase was primarily due to the increase in business volume during the period.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred policies, as well as compensation and other administrative expenses. Administrative expenses increased by RMB 1,062 million, or 20.8%, to RMB 6,162 million in 2002 from RMB 5,100 million in 2001. This increase was primarily due to growth in the business and the use of performance-related salaries, which increased compensation costs.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits, expenses of any non-core businesses (which includes investments in property, hotels and other operations through subsidiaries) and legal and regulatory costs, decreased by RMB 476 million, or 42.9%, to RMB 634 million in 2002 from RMB 1,110 million in 2001. This decrease was primarily due to reduced losses on sales of employee housing, which has been phased out in accordance with PRC law, as well as a continuing reduction in the activities of operating subsidiaries in non-core businesses.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits increased by RMB 1,296 million, or 22.3%, to RMB 7,095 million in 2002 from RMB 5,799 million in 2001. This increase was primarily due to an increase in the total policyholder account balance. There is no interest credited to policyholders in the accident and health insurance business.

Interest credited to policyholder contract deposits attributable to the transferred policies increased by RMB 918 million, or 141.2%, to RMB 1,568 million in 2002 from RMB 650 million in 2001. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased to RMB 922 million in 2002 from RMB 48 million in 2001.

Income Tax

Income tax expense was RMB 14 million in 2002, compared to RMB 4 million in 2001. All of these amounts were attributable to income taxes incurred by non-core businesses. No other income tax was incurred in 2002 due to operating losses.

Net Profit/Loss

For the reasons set forth above, net loss was RMB 2,250 million in 2002, an improvement from a net loss of RMB 3,295 million in 2001.

Individual Life Insurance Business

Net loss in the individual life insurance business was RMB 1,070 million in 2002, an improvement from a net loss of RMB 2,338 million in 2001. This result was primarily due to the continuing effects of negative spread from investment-type contracts among the non-transferred policies, offset by an increase in business volume.

Group Life Insurance Business

Net loss in the group life insurance business was RMB 2,475 million in 2002, an increase from a net loss of RMB 1,518 million in 2001. This change was primarily due to the continuing effects of negative spread from investment-type contracts among the non-transferred policies.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB 700 million, or 142.9%, to RMB 1,190 million in 2002 from RMB 490 million in 2001. This change was primarily due to an increase in business volume, as well as more favorable claims experience.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales of investment assets, investment income and financing. The primary liquidity concerns with respect to these cash inflows are the risk of early contract holder and policyholder withdrawal, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2003, the amount of cash and cash equivalents was RMB 42,616 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2003, the amount of term deposits was RMB 137,192 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2003, investments in fixed maturity securities had a fair value of RMB 70,604 million. As of December 31, 2003, investments in equity securities, primarily through securities investment funds, had a fair value of RMB 10,718 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. We believe that some of our positions in fixed maturity securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities for 2003 were all significantly affected by the divestiture of the operations and business (including the operations and businesses attributable to the non-transferred policies) retained by CLIC as of September 30, 2003.

Net cash provided by operating activities was RMB 38,510 million in the year ended December 31, 2003, a decrease from RMB 44,059 million in the year ended December 31, 2002. This decrease was primarily due to a change in working capital which used cash in the year ended December 31, 2003, compared with providing cash in the year ended December 31, 2002. Net cash provided by operating activities was RMB 44,059 million in 2002, an increase from RMB 33,833 million in 2001. The increase in cash provided by operating activities over both of these periods was primarily due to the rapid growth in new policies, and the lag time between receipt of premium income and the payment of claims under those policies.

Net cash used in investing activities was RMB 105,166 million in the year ended December 31, 2003, RMB 95,898 million in the year ended December 31, 2002 and RMB 51,964 million in the year ended December 31, 2001. The increase in cash used in investing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products.

Net cash provided by financing activities was RMB 94,743 million in the year ended December 31, 2003, RMB 48,513 million in the year ended December 31, 2002 and RMB 12,711 million in the year ended December 31, 2001. The increase in cash provided by financing activities over all of these periods was primarily due to the growth in premiums and deposits, particularly those relating to sales of participating products, which are classified as investment-type products and are therefore attributed to financing activities. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million. As of December 31, 2003, the cash proceeds from our global offering were held in bank deposit accounts. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Insurance Solvency Requirements

In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of insurance companies to provide better policyholder protection under the current regulatory system. The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2003:

As of December 31, 2003
(RMB in millions, except percentage data)
Actual solvency	50,948
Minimum solvency	12,906
Solvency ratio	395%

Insurance companies are required to calculate and report annually to the CIRC their solvency level and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

We submitted our first report in 2004. Our solvency level as of December 31, 2003 was approximately 3.95 times the minimum regulatory requirement and six applicable financial ratios were within their usual ranges. Among the twelve financial ratios, the calculation of six other ratios requires financial data of two previous years, and we were accordingly not able to calculate such six ratios for the year of 2003 because we were just established in 2003.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments other than on insurance policies and annuity contracts as of December 31, 2003 and those of our predecessor, as of December 31, 2002 and 2001.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
China Life
As of December 31, 2003
Securities sold under agreements to repurchase	6,448	—		—	6,448
Short-term bank borrowings	—	—		—	—
Long-term bank borrowings	—	—		—	—
Operating leases	335	670	—	—	1,005
Capital commitments	239	—	—	—	239

Total	7,022	670	—	—	7,692

CLIC
As of December 31, 2002
Securities sold under agreements to repurchase	3,602	—	—	—	3,602
Short-term bank borrowings	311	—	—	—	311
Long-term bank borrowings	2	—	—	—	2
Operating leases	63	113	56	22	254
Capital commitments	752	—	—	—	752

Total	4,730	113	56	22	4,921

As of December 31, 2001
Securities sold under agreements to repurchase	14,608	—	—	—	14,608
Short-term bank borrowings	370	—	—	—	370
Long-term bank borrowings	—	6	3	—	9
Operating leases	17	72	25	33	147
Capital commitments	238	—	—	—	238

Total	15,233	78	28	33	15,372

Note: Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2003.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “Item 5. Operating and Financial Review and Prospects—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, we have not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

RECONCILIATION OF HONG KONG GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (H.K. GAAP) AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements contained in this annual report have been prepared in accordance with H.K. GAAP, which differs in certain significant respects from U.S. GAAP. Differences between H.K. GAAP and U.S. GAAP may have a significant impact on consolidated net profit/(loss) and consolidated shareholders’ equity.

The effect on net profit/(loss) of significant differences between H.K. GAAP and U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Year Ended December 31,
	2001	2002	2003
	(RMB in millions)
Net profit/(loss) under H.K. GAAP	(3,295)	(2,250)	(1,428)
U.S. GAAP adjustments
Depreciation of investment properties	(41)	(67)	(40)
Deficit on revaluation of investment properties	—	—	181

Net profit/(loss) under U.S. GAAP	(3,336)	(2,317)	(1,287)

Net profit/(loss) per share	(0.17)	(0.12)	(0.06)

The effect on shareholders’ equity of significant differences between H.K. GAAP and U.S. GAAP as of December 31, 2001, 2002 and 2003 is as follows:

	Year Ended December 31,
	2001	2002	2003
	(RMB in millions)
Shareholders’ equity under H.K. GAAP	(172,348)	(175,463)	62,436
U.S. GAAP adjustments
Accumulated depreciation of investment properties	(111)	(178)	—
Deficit on revaluation of investment properties	—	—	—

Shareholders’ equity under U.S. GAAP	(172,459)	(175,641)	62,436

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR OFFICERS

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Wang Xianzhang	62	Chairman of the Board and President
Miao Fuchun	57	Director and Vice President
Wan Feng	46	Vice President
Lin Dairen	46	Vice President
Li Liangwen	52	Vice President
Liu Jiade	41	Vice President
Wu Yan	43	Non-executive director
Long Yongtu	61	Independent non-executive director
Chau Tak Hay	61	Independent non-executive director
Sun Shuyi	64	Independent non-executive director
Cai Rang	47	Independent non-executive director
Fan Yingjun	60	Independent non-executive director

Wang Xianzhang has been chairman of our board of directors and president of our company in charge of our overall management since 2003. He is also chairman of the Insurance Industry Association of China and vice chairman of the Insurance Institute of China. Prior to joining China Life, Mr. Wang served as the president of CLIC since 2000, where he remains as president. He served as chairman of the board of directors and president of China Insurance Company Limited from 1998 to 2000. The other positions he has occupied over the years include vice chairman of the board of directors and president of China Insurance H.K. (Holding) Co., Ltd; vice president of People’s Insurance Company of China, or PICC; vice president of PICC (Group); and general manager of the Liaoning branch of PICC. He graduated in 1965 from Liaoning University of Finance and Economics (now Northeast University of Finance and Economics) with a major in foreign economics and trade.

Miao Fuchun has been a director and vice president of our company since 2003. Prior to joining China Life, Mr. Miao served as a vice president of CLIC from 1999 to 2003 and director of the Central Finance and Economy Office from 1995 to 1999. Mr. Miao’s other positions include director of the Administrative Office of MOFTEC, now the Ministry of Commerce, and deputy director and department chief of the Administrative Office of the State Council. A senior economist, Mr. Miao enrolled in Renmin University in 1965, earning both bachelor’s and master’s degree in economics.

Wan Feng has been a vice president of our company since 2003. Prior to joining China Life, Mr. Wan served as a vice president of CLIC and general manager of its Shenzhen branch since 1999 and director of China Life–CMG from 1999 to April 2004. Other positions in Mr Wan’s 22-year career in the insurance industry include general manager of the Shenzhen branch of PICC Life from 1997 to 1999, and as a director and senior vice president of the Hong Kong branch of Tai Ping Life Insurance Company. Mr Wan has also served as assistant president of the Hong Kong branch of CLIC and deputy chief of the life insurance division of the Jilin provincial branch of PICC. He graduated from Jilin College of Finance and Trade with a Bachelor of Arts degree in economics; City University of Hong Kong with a Master of Business Administration degree; and Nankai University in Tianjin with a doctorate in finance.

Lin Dairen has been a vice president of our company since 2003. Prior to joining China Life, Mr. Lin served as general manager of CLIC’s Jiangsu branch from 1999 to 2003, and as a vice general manager of PICC Life, Jiangsu branch from 1996 to 1999. Mr. Lin’s earlier career included roles as a vice division chief and later division chief of the life insurance division of PICC, Jiangsu Branch. Mr. Lin brings to China Life 22 years’ extensive operations and management experience in the insurance industry and graduated from Shandong Province Weifang Medical School in 1982 with a major in medicine.

Li Liangwen has been a vice president of our company since 2003. Mr. Li’s earlier career highlights include general manager of the product development department of CLIC since 2000 and vice general manager of the Hebei branch from 1996 to 2000. Before joining CLIC, Mr. Li served as vice general manager of the Hebei branch of PICC, general manager of the Qinhuangdao branch of PICC, and vice president of China Insurance (U.K.) Limited. A 28 year veteran of the insurance industry in China, Mr. Li has four years overseas experience and graduated from Hebei Normal University in 1975 with a major in English.

Liu Jiade has been a vice president of our company since 2003. Immediately prior to taking this role, Mr. Liu had served as a vice director of the Finance Bureau of the Ministry of Finance for three years, and as a department chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include vice county chief of the People’s Government of Guan Tao County in Hebei Province, and vice department chief and then department chief in the Commercial Finance Bureau in the Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities houses. A 1984 graduate of Central Finance College (now Central University of Finance and Economics), Mr. Liu majored in finance and economics.

Wu Yan has been a non-executive director of our company since 2003. Mr. Wu also serves as a vice president of CLIC. He served as party secretary of the Central Finance league and president of the National Finance Youth Union from 1998 to 2003. Prior to that, he had served as a vice minister of a central Communist Youth League organization department; party secretary of the Communist Youth League of Xinjiang Autonomous Region; a member of the standing committee of Beortalar Autonomous County Communist Party Committee; and party secretary of the city of Bole. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Long Yongtu has been an independent non-executive director of our company since 2003 and is also the General Secretary of Boao Asian Forum. Before leaving government service in early 2003, Mr. Long served as Vice Minister and Chief Negotiation Representative of MOFTEC, now the Ministry of Commerce, from 1997 onwards. Mr. Long also served as Assistant to the Minister, Director of International Trade and Economic Affairs and as Director of International Communication in the same ministry. Between 1980 and 1986, Mr. Long served as a senior officer at the regional project department of UNDP, Deputy Representative of the UNDP Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr Long studied at the London School of Economics between 1973 and 1974.

Chau Tak Hay has been an independent non-executive director of our company since 2003. In 2002, Mr. Chau was appointed as a special consultant regarding WTO matters to MOFTEC, now the Ministry of Commerce. Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Sun Shuyi has been an independent non-executive director of our company since 2004. Mr. Sun serves in the State-owned Asset Supervision and Administration Commission (sub-ministry level) under the State Council and the Tenth Session of the Chinese People’s Political Consultative Conference. He was the deputy secretary and deputy department head of the Central Enterprise Working Committee from 1999 to 2003. From 1993 to 1999, Mr. Sun acted as the deputy office head and deputy director of the Personnel Department of the Central Guidance Panel on Financial Affairs and a member of the Central Large Enterprise Working Committee. From 1988 to 1993, he was the deputy head of the Finance Management Department and the deputy head and head of the Production System Department of the State System Reform Commission. Mr. Sun graduated from the University of Science and Technology of China and is a senior engineer and a member of the Chinese Institute of Certified Public Accountants.

Cai Rang has been an independent non-executive director of our company since 2004. Mr. Cai is the deputy secretary of the Communist Party of the Central Iron and Steel Research Institute in China and the vice chairman and president of Advanced Technology & Materials Co., Ltd. From 1987 to 2001, he was the deputy chief economist, assistant to director and deputy director of the Central Iron and Steel Research Institute, where he was assistant engineer from 1982 to 1984. Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University majoring in machinery architecture. He pursued undergraduate studies at the Buffalo School of Management of New York State University from 1984 to 1987. He pursued on-the-job studies in the School of Business Administration of Remin University of China and obtained a doctoral degree in business administration. Mr. Cai is a senior economist.

Fan Yingjun has been an independent non-executive director of our company since 2004. Mr. Fan has acted as the general manager of China Xinxing Corporation Group and chairman of Xinxing Pipes Holdings Company since 1996. In 1997, he became the deputy general manager of Xinxing Pipes Holdings Company and chairman of China Xinxing Corporation Group. From 1993 to 1996, he acted as the deputy general manager of China Xinxing Group Corporation, General Manager of Xinxing Pipes & Associates and chairman and secretary of communist party of Xinxing United Pipes Group Corporation. Before that, he served as a power plant technician of Anshan Iron and Steel Group Corporation. From 1975 to 1993, Mr. Fan was the technician of the engineering guidance department, section head, deputy chief engineer and factory director of the 2672 Factory. Mr. Fan has acquired extensive operational and management experience throughout the 36 years working in industrial enterprises in the PRC. He graduated from Xi’an Jiaotong University in 1968 majoring in engineering physics.

We intend to appoint a chief actuary, who will have overall responsibility over our actuarial work. We currently have more than 100 employees performing actuarial functions, approximately 20 of whom hold diplomas, certificates or degrees in actuarial science.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Liu Yingqi	46	Chairman of Board of Supervisors
Wu Weimin	52	Supervisor
Ren Hongbin	41	Supervisor
Tian Hui	52	Supervisor
Zhou Xinping	54	Employee Representative Supervisor

Liu Yingqi is the chairman of our board of supervisors. Between 1998 and 2003, Ms. Liu was general manager of the group insurance department of CLIC and vice general manager of the Anhui branch of CLIC. Earlier in her career, Ms Liu worked with Anhui branch of PICC, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division. A 1982 BA Economics gradate of Anhui University, Ms. Liu has 17 years operational and management experience in the life insurance industry in China.

Wu Weimin is a supervisor with China Life. Prior to assuming this role, Mr. Wu spent five years with CLIC as deputy secretary of the disciplinary committee, director of the supervision office, deputy general manager of the organization department and vice general manager of the personnel education department. Earlier in his career, Mr. Wu served as vice general manager of the human resources department of PICC Group and division chief of the compensation division between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the labor wages bureau of the Ministry of Communications. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Ren Hongbin is a supervisor of our company and has been the general manager of China National Machinery & Equipment Corporation (Group) since 2001. From 1986 to 2001, he had been the deputy secretary of the Communist Party of Beijing University of Agricultural Engineering and the sales executive and representative in Bangladesh, general manager of the Fifth Division of China Engineering and Agricultural Machinery Import & Export Corporation, and general manager of Beijing Hualong Import & Export Company. He was also assistant to the general manager, general manager of the Turnkey Project Department, deputy general manager and general manager of China Engineering and Agricultural Machinery Import & Export Corporation. Mr. Ren holds a bachelor’s degree of engineering from Beijing University of Agricultural Engineering. He is a senior economist.

Tian Hui is a supervisor of our company and has been the director and deputy secretary of the Communist Party of China Coal International Engineering Research Institute. From 1998 to 2001, he was the deputy director, director and deputy secretary of the Communist Party of the Beijing Coal Design Institute. From 1982 to 1998, Mr. Tian was the deputy department head and deputy director of Shenyang Design Institute of the Ministry of Coal Industry. Mr. Tian graduated from Fuxin Minery School and is a senior engineer.

Zhou Xinping is an employee representative supervisor of our company. Prior to taking up this post, Mr. Zhou served at CLIC as vice president of the information technology department from 1996 onwards. Mr. Zhou’s other career highlights include spells as vice president of the information technology department, vice president of the actuarial department and vice president of the computer department; and at China Life Electronic Co., Ltd. as president of the planning department. An 18 year veteran of the insurance management industry, Mr. Zhou is a 1978 graduate of Beijing University of Science and Technology where he majored in applied computer science.

COMPENSATION

Compensation of Directors, Supervisors and Officers

We were incorporated on June 30, 2003. Prior to that, we did not exist as an independent legal entity and our operations were conducted by CLIC. The compensation information set forth below for our directors, supervisors and various other employees, in so far as it relates to periods prior to our incorporation, is stated at historical amounts as if our current structure had been in existence throughout the relevant periods.

Our directors, supervisors and executive officers receive compensation in the form of salaries, bonuses, housing allowances and other benefits-in-kind, including our contribution to the pension plan on behalf of our directors, supervisors and executive officers. The aggregate fees or compensation paid to all our directors, supervisors and executive officers for the year ended December 31, 2003, was RMB 2,786,190 (US$336,631). As required by PRC regulations, we participate in various defined contribution retirement plans organized by provincial and municipal governments for our employees, including employees who are directors, supervisors and management personnel, to which we contributed RMB

76,475 for our directors and executive officers for the year ended December 31, 2003. The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended December 31, 2003 was approximately RMB 2,134,239 (US$257,861).

Senior Management Compensation System

In order to provide better incentives for our senior management and to enhance further the alignment between our senior management’s performance and our shareholders’ value, our shareholders, upon the recommendation of our board of directors, have adopted a compensation system for our senior management, which was designed with the assistance of an independent compensation consulting firm. The system is designed to link our senior management’s financial interests with our results of operations and the performance of our shares. Under this system, our senior management’s compensation will consist of three components:

•	basic salaries and other fixed allowances;

•	short-term incentive compensation (annual performance bonuses); and

•	long-term incentive compensation in the form of stock appreciation rights, which generally entitle recipients to receive cash payments when the market price of our H shares rises above the exercise price granted in the stock appreciation rights.

The variable components in our senior management’s compensation, which consist of performance bonuses and stock appreciation rights, account for 30% to 65% of their total potential compensation. Generally, the more direct impact the recipient’s responsibilities have on our final operating results, the larger the variable portion of the recipient’s compensation package will be.

The annual performance bonuses are closely linked with our annual results of operations and the individual performance of our senior management. We have established a complete performance management system, under which key performance indicators are assigned to each position. For example, the key performance indicators assigned to our chief actuary position include the ratio of profitable products to all insurance products, as well as the profit ratio of new insurance products. The key performance indicators assigned to the general manager of our human resources department include the retention rate of specified key positions, the degree of satisfaction of other departments in the general manager’s performance and the duration of vacancies of our senior management.

The issuance of stock appreciation rights does not involve any issuance of new shares, nor does it have a dilutive effect on our shareholders. Stock appreciation rights will be granted to approximately 100 senior management personnel, including members of the board of directors and the board of supervisors (but excluding independent non-executive directors and independent supervisors), the president, vice presidents, heads of key departments in our headquarters, general managers and some deputy general managers of our principal branches, as well as senior professionals and technicians of key positions, such as the chief actuary we intend to appoint. Our board of directors will determine the recipients of stock appreciation rights according to internal procedures.

Stock appreciation rights will be granted in units, with each unit representing one share. Among the senior management to whom stock appreciation rights are granted, the ratio between the highest and the lowest grants will in general not exceed 18:1, with the number of units of the highest grant not exceeding 10% of the total units granted to all participants. The total number of stock appreciation rights that have been granted but not exercised or cancelled and the total number of stock appreciation rights that have been exercised may not exceed 0.5% of our issued share capital, including both domestic shares and H shares. During any fiscal year, the number of stock appreciation rights granted may not exceed 0.2% of our issued share capital. The number of stock appreciation rights initially available for grant may not be more than 0.2% of our issued share capital after the global offering.

According to this plan, all stock appreciation rights will have an exercise period of five years and will not be exercisable before the fourth anniversary of the date of grant unless specified performance or other conditions have been met. Under these performance conditions, the exercise right may be accelerated if the share price rises by the percentages and within the time periods indicated below:

•	a total of one-third of the stock appreciation rights may be exercised provided that within 6 to 18 months from the date of grant, the share price is at least 10% higher than the exercise price for a period of 20 consecutive trading days;

•	a total of one-third of the stock appreciation rights may be exercised provided that within 18 to 30 months from the date of grant, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days; and a total of two-thirds of the stock appreciation rights may be exercised if the share price is more than 20% higher; and

•	a total of one-third of the stock appreciation rights may be exercised provided that after 30 months from the date of grant, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days; a total of two-thirds of the stock appreciation rights may be exercised if the share price is more than 20% higher; and all of the stock appreciation rights may be exercised if the share price is more than 30% higher.

The exercise price of the stock appreciation rights granted at the time of the global offering, if any, is the initial public offering price. The exercise price of stock appreciation rights granted after the global offering will be the average closing price of the shares in the five trading days prior to the date of the grant. Upon exercise of the stock appreciation rights, the exercising participant will receive payment in Renminbi, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

As of the date of this annual report, we have not granted any stock appreciation rights under the plan described above.

BOARD PRACTICES

General

Our board of directors consists of eight members. Our directors are elected to serve a term of three years, which is renewable upon re-election. The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. One member of our board of supervisors must be a representative elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director, president, vice president or financial controller of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

Our directors were elected at the meetings of our shareholders held on June 30, 2003, August 18, 2003 and June 18, 2004, respectively, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event China Life is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong law and regulations. These requirements vary in certain respects from independence requirements under U.S. law. Under the rules of New York Stock Exchange, the members of our audit committee will need to be independent as construed by these rules beginning on June 31, 2005.

Board Committees

We have established standing audit, compensation, risk management and strategy committees.

The primary duties of the audit committee are to review and supervise the financial reporting process and our internal control systems. Our audit committee is currently comprised of Wu Yan, Long Yongtu and Chau Tak Hay.

The primary duties of the compensation committee are to formulate the training and compensation policies for our senior management and to manage our senior management compensation system. Our compensation committee is currently comprised of Miao Fuchun, Long Yongtu and Chau Tak Hay.

The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Wang Xianzhang, Miao Fuchun and Wu Yan.

The primary duties of the strategy committee are to formulate our overall development plans and investment decision-making procedures. Our strategy committee is currently comprised of Wang Xianzhang, Miao Fuchun and Wu Yan.

EMPLOYEES

As of December 31, 2001 and 2002, our predecessor, CLIC, had approximately 49,000 and 61,000 employees, and 41,000 and 27,000 temporary employees, respectively. As of December 31, 2003, we had approximately 73,000 employees and 2000 temporary employees. We employ temporary employees for discharging internal routine administrative functions, such as providing secretarial and customer liaison services. The following table sets forth the number of our employees by their functions as of December 31, 2003.

	Number of employees	% of total
Management and administrative staff	8,119	11.2%
Financial and auditing staff	7,524	10.3%
Sales and marketing staff(1)	31,495	43.2%
Underwriters, claim specialists and customer service staff	18,991	26.1%
Other professional and technical staff(2)	3,260	4.5%
Other	3,431	4.7%

Total	72,900	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2001 and 2002, our predecessor, CLIC, had approximately 450,000 and 600,000 exclusive agents, respectively. As of December 31, 2003 we had approximately 655,000 exclusive agents. We believe the increases in numbers of our exclusive agents reflect the growth in our individual business, and have enabled us to establish and maintain long-term business relationships with our individual customers.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of June 18, 2004 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class	Percentage of Total Share Capital
Domestic shares	CLIC	19,323,530,000	100%	72.2%
H shares	Li Ka-shing (1)	428,358,620	5.8%	1.6%
H shares	Li Ka-Shing Unity Trustee Company Limited(1)	428,358,620	5.8%	1.6%
H shares	Li Ka-Shing Unity Trustee Corporation Limited(1)	428,358,620	5.8%	1.6%
H shares	Li Ka-Shing Unity Trustcorp Limited(1)	428,358,620	5.8%	1.6%
H shares	Cheung Kong (Holdings) Limited (1)	428,358,620	5.8%	1.6%
H shares	Lee Shau Kee(2)	428,358,620	5.8%	1.6%
H shares	Rimmer (Cayman) Limited(2)	428,358,620	5.8%	1.6%
H shares	Riddick (Cayman) Limited(2)	428,358,620	5.8%	1.6%
H shares	Hopkins (Cayman) Limited(2)	428,358,620	5.8%	1.6%
H shares	Henderson Development Limited(2)	428,358,620	5.8%	1.6%
H shares	Richbo Investment Limited(2)	428,358,620	5.8%	1.6%

(1)	These references to 428,358,620 H shares relates to same block of shares of China Life.
(2)	These references to 428,358,620 H shares relates to same block of shares of China Life. Dr. Lee Shau Kee was deemed to be interested in those shares as he was the shareholder of the relevant trustee companies.

Our domestic shares and H shares generally vote together as a single class, including the election of directors. Each domestic share and each H share is entitled to one vote. In addition, in certain matters which affect the rights of the holders of H shares, the H shares are entitled to vote as a separate class.

CLIC converted and sold 676,470,000 domestic shares in the form of H shares or ADSs in connection with our global offering in December 2003.

Based on information provided by JPMorgan Chase Bank, the Depositary for the ADSs, as of June 18, 2004, there were 11,480,249 ADSs representing 459,209,960 H shares held by 14,507 beneficial owners in the United States. As of December 31, 2003 and June 18, 2004, there were 7,441,175,000 H shares issued and outstanding. As of December 31, 2003 and June 18, 2004, there were, respectively, 18 and 31 registered holders of American depositary receipts evidencing 8,195 and 15,381 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

CLIC, our controlling shareholder, is a wholly state-owned enterprise controlled by the PRC government. See “Item 4. Information on the Company—History and Development of the Company”. None of our major shareholders has voting rights that differ from the voting rights of other shareholders, except that holders of H share are entitled to vote as a separate class on certain matters. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

RELATED PARTY TRANSACTIONS

As at the date of this annual report, 2004, CLIC owns approximately 72.2% of our issued share capital. In connection with the restructuring, we entered into several agreements with CLIC that document our relationship following the restructuring. In addition, the asset management joint venture established by us and CLIC entered into two asset management agreements, one with us and one with CLIC. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules.

Set forth below are details of the various connected transaction agreements.

Restructuring Agreement

We have entered into a restructuring agreement with CLIC under which CLIC agreed to transfer to us a portion of its insurance business and various investment and operating assets, management personnel and employees, and we assumed various obligations and liabilities, as described under “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. We received the benefits of all of the rights and interests, and assumed all the liabilities and obligations, associated with the transferred assets and policies, commencing as of June 30, 2003, the effective date of the restructuring. The remaining business of CLIC primarily comprised the non-transferred policies and non-core businesses which are not insurance-related, including investments in property, hotels and other operations through subsidiaries. As a result of the restructuring, CLIC’s management and personnel are different from ours and we work independently of CLIC.

Under the restructuring agreement, CLIC made various representations and warranties in relation to the business, assets and liabilities transferred to us in the restructuring.

In addition, under the restructuring agreement, CLIC indemnified us against all claims, losses, damages, payments or other expenses incurred by us in connection with or arising from, among others:

1)	all taxes, fees, surcharges, penalties and interest payable by CLIC as determined under the restructuring agreement;

2)	the negligence or fault of CLIC in acting on our behalf while holding any assets, interests or liabilities that were to be transferred to us, but for which third-party consents had not been obtained by the effective date;

3)	any dispute regarding our status as the insurer of the insurance policies issued by CLIC on or after June 30, 2003 until the date when we begin to write polices on our own behalf;

4)	all claims by policyholders under long-term insurance policies issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999, but which for whatever reason failed to be recorded as long-term insurance policies as of June 30, 2003 in the database attached to the restructuring agreement as an annex;

5)	the failure of CLIC to transfer the assets, interests and liabilities to us in accordance with the restructuring agreement and other restructuring documents;

6)	the assets, interests and liabilities retained by CLIC after the restructuring;

7)	the transfer of the assets, interests and liabilities to us under the restructuring;

8)	a breach of any provision of the restructuring agreement on the part of CLIC; and

9)	any actual, pending or threatened arbitration or litigation affecting any asset transferred to us.

The restructuring agreement provides, among other things, that any profits or losses incurred on the transferred assets and policies from June 30, 2002 to June 30, 2003 are for the benefit of or to be borne by CLIC.

We agreed to indemnify CLIC against any claims or losses arising from our breach of the restructuring agreement.

Policy Management Agreement

General

As part of the restructuring, CLIC transferred its entire branch services network to us. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged us to provide policy administration services relating to the non-transferred policies.

We and CLIC entered into a policy management agreement on September 30, 2003 which sets out our responsibilities and duties to CLIC under these policy administration arrangements. In order to better implement this agency arrangement, we, in consultation with CLIC, are in the process of formulating a detailed manual of procedures for our front and back offices which sets out the procedures to be followed when handling claims and benefit payments and collecting premiums in relation to non-transferred policies, as well as rules for the day-to-day monitoring of the policy servicing operations.

Terms of the Policy Management Agreement

Pursuant to the policy management agreement, we agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. We act as a service provider under the agreement and do not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Under the policy management agreement, we will issue a monthly funding request to CLIC, based on actuarially determined forecasts and supporting data, for amounts to be payable to CLIC policyholders. CLIC will transfer, within five business days prior to each calendar month, to an account under our control, funds sufficient to pay insurance benefits and commissions to be paid under the non-transferred policies, as well as estimated third-party costs and expenses, for that calendar month. We may also request emergency funding from CLIC, if we reasonably believe that the account balance will become insufficient in ten business days to make those payments. We are not required to make any advances on behalf of CLIC to cover any shortfall of funds.

In consideration of our services provided under the agreement, CLIC will pay us a service fee based on our estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB 8.0; and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

The agreement is for an initial term expiring on December 31, 2005, and, subject to the HKSE Listing Rules, will be automatically renewed for successive one year terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. We are also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay us the service fee in accordance with the agreement in an aggregate amount of at least RMB 100 million; or (2) we are unable to make timely payment of insurance benefits, commissions and/or third-party costs in an aggregate amount of at least RMB 300 million as a result of CLIC failing to transfer sufficient funds to the account controlled by us in accordance with the agreement.

Measures Taken to Ensure that We Have Sufficient Cash to Settle Claims Relating to Non-Transferred Policies

The following is a description of the measures that we currently have in place to ensure that we have sufficient cash to settle claims relating to non-transferred policies.

Under the policy management agreement, the operations relating to the transferred policies and the non-transferred policies must be separately managed, settled (including daily and monthly settlement) and checked, and we are not required to make any advances on behalf of CLIC to cover deficiencies in the payment of claims under the non-transferred policies. In order to ensure that there is sufficient cash to pay claims under the non-transferred policies on a day-to-day basis, we and CLIC have implemented the following procedures:

•	Our headquarters and all branch offices at provincial level have opened and are using segregated bank accounts to manage funds and payments in relation to claims and benefits under the non-transferred policies. Substantially all of our branches below the provincial level have already opened segregated bank accounts, and the remaining branches will also open segregated bank accounts as necessary.

•	We will, based on actuarially determined forecasts and supporting data relating to the non-transferred policies, maintain a minimum daily balance for each segregated account. The segregated accounts will be brought up to this minimum daily balance should they fall below the required level on any given day.

•	In the event of an unexpectedly large claim or benefit payment, or a claim or benefit payment which exceeds the minimum daily balance, a request for funds will be made to the branch at the next higher level. If a provincial-level branch does not have sufficient funds to make a payment, it will make a request for funding to our headquarters. If there is a deficiency at the headquarters level, we will make a payment request to CLIC or to the special purpose fund established by the MOF and CLIC.

Asset Management Agreements

The asset management joint venture established by us and CLIC, China Life Insurance Asset Management Company Limited, has entered into two asset management agreements, effective on November 30, 2003, one with us and one with CLIC. The terms of these two asset management agreements are the same. The material terms of the asset management agreement between China Life and the asset management joint venture are set forth below.

Under the asset management agreement between the asset management joint venture and China Life, the asset management joint venture agreed to invest and manage assets entrusted to it by China Life on a discretionary basis, subject to the investment guidelines and instructions given by China Life.

In accordance with the agreement, China Life retains the title of the entrusted assets and the asset management joint venture is authorized to operate the accounts associated with the entrusted assets for and on behalf of China Life. China Life may add to or withdraw from the assets managed by the asset management joint venture pursuant to the agreement. All investment losses relating to the assets managed by the asset management joint venture pursuant to the agreement will be borne by China Life, except for losses and liabilities arising from the asset management joint venture’s misconduct. China Life has the right to establish, and amend from time to time, the investment guidelines which set forth the general investment principles regarding the assets under the asset management joint venture’s management and, for specific periods, requirements relating to liquidity, portfolio, asset-liability matching, risk control and dispositions. China Life also has the right to give instructions for the liquidation of assets to meet its cash needs and the right to monitor the investment management activities of the asset management joint venture. China Life may not, however, directly conduct any transactions with regard to the entrusted assets. China Life will agree with the asset management joint venture annually on a benchmark investment rate of return.

In addition to acting as China Life’s investment manager, the asset management joint venture is permitted to invest its own assets and provide investment management services to third-party insurance companies. The asset management joint venture agreed to inform China Life in the event that it, in its professional judgment, believes that there is a conflict of interest in the activities on behalf of itself and others. The asset management joint venture has absolute discretion to take such actions and measures which in its professional judgment are fair, reasonable and necessary to resolve any such conflict.

In consideration of its services provided under the agreement, China Life agreed to pay the asset management joint venture a monthly service fee. The monthly service fee payable is composed of two parts: (1) the aggregate of the monthly service fee for each specified category of assets and (2) the aggregate of the additional service fee for specific transactions made during that month. The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the table below (by reference to basis points), divided by twelve. The asset management joint venture and China Life may, within the first month of each year, agree to change the annual rate for that year, but if there is no new agreement, the existing annual rate for the prior year will remain in force. In relation to any new type of investment product (not included in the categories below) which may be permitted by applicable law or the CIRC in the future, the agreement provides that the asset management joint venture and China Life will agree on a fair and reasonable annual rate to be applicable to that type of investment product.

The following table sets forth the applicable annual rates in relation to the total net asset value of the assets managed by the asset management joint venture.

	Total net asset value of managed assets at the end of relevant month
Item	RMB 10 billion or below	More than RMB 10 billion and less than or equal to 30 billion	More than RMB 30 billion and less than or equal to 50 billion	More than RMB 50 billion and less than or equal to 100 billion	More than RMB 100 billion
	(bps)	(bps)	(bps)	(bps)	(bps)
Bank balances and cash	0	0	0	0	0
Existing term deposits	0.400	0.400	0.400	0.400	0.400
Securities purchased under agreements to resell	1.500	1.425	1.350	1.275	1.200
Fixed maturity securities	11.240	10.390	9.540	8.690	7.840
Equity investments	38.500	35.575	32.650	29.725	26.800

The monthly additional service fee comprises service fees for (1) additional term deposits and (2) additional securities purchased in primary markets made during that month, and is calculated by multiplying the net additional asset value of the assets in such category at the end of that particular transaction month by the applicable rate set forth below.

	Applicable rates
Item	RMB 10 billion or below	More than RMB 10 billion and less than or equal to 30 billion	More than RMB 30 billion and less than or equal to 50 billion	More than RMB 50 billion and less than or equal to 100 billion	More than RMB 100 billion
	(bps)	(bps)	(bps)	(bps)	(bps)
Additional term deposits	1.100	1.025	0.950	0.875	0.800
Additional securities purchased in primary markets	2.600	2.350	2.100	1.850	1.600

The asset management joint venture will produce an annual report, within 90 days of the conclusion of each fiscal year, setting out the average investment rate of return of the assets managed by

it. If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed between China Life and the asset management joint venture for those assets for that year, by at least ten basis points, the asset management joint venture will be entitled to an annual performance bonus fee, the amount of which will be agreed between China Life and the asset management joint venture but shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed between China Life and the asset management joint venture by at least ten basis points, the asset management joint venture will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

The service fee under the asset management agreement was determined by China Life and the asset management joint venture based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

The agreement is for an initial term expiring on December 31, 2005, and, subject to the HKSE Listing Rules, will be automatically renewed for successive three years terms, unless terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.

Property Leasing Agreement

We have entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to us (1) 833 buildings owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties, and (2) 1,764 buildings that CLIC is entitled to sublet, which we refer to as the CLIC leased properties, for an aggregate initial annual rent (payable quarterly) of approximately RMB 335 million. The properties occupied by us are mainly used as our office premises. The annual rent payable by us to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by us to CLIC in relation to the CLIC leased properties will be determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties.

Each party may, by giving notice to the other party no later than November 30 of each year, reduce or increase the number of properties under the lease and make adjustments accordingly to the rent payable for the next year. The parties will also revise the annual rent payable at the year end to reflect, in addition to any decrease or increase to the number of properties to be leased, any change of the market rates.

CLIC agreed to indemnify us, among other things, against all claims and losses incurred by us arising in connection with (1) the CLIC owned properties which CLIC does not have full legal title; and (2) the subletting of the CLIC leased properties to us.

The agreement also contains rights of first refusal allowing us to purchase the underlying property if CLIC wishes to sell the property. In this regard, we will comply with the provisions of Chapter 14A of the HKSE Listing Rules if we exercise the right of first refusal to acquire the properties from CLIC unless we apply for, and obtain, a separate waiver from the HKSE.

The agreement is for a fixed term expiring on December 31, 2005, unless otherwise required by the HKSE Listing Rules. In relation to the CLIC leased properties, the term of such properties will expire at the expiration of the respective head leases, and in any event, will expire no later than December 31, 2005.

Application for waiver from the Hong Kong Stock Exchange

Pursuant to the Listing Rules of the Hong Kong Stock Exchange, the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement would normally require full disclosure and with prior approval by independent shareholders and/or the HKSE on each occasion it arises, depending on the nature and value of the transaction. In the course of our application for the listing, we submitted the application for waiver from the HKSE regarding to the full disclosure of the above transactions required by the HKSE Listing Rules, and the HKSE conditionally waived the ongoing disclosure responsibilities of us.

Figures for the year ended December 31, 2003

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2003 is set out below:

Connected Transactions		The aggregate value for the year ended December 31, 2003
		(RMB in millions)
1.	Policy management agreement	953

2.	Asset management agreement

	(a) between CLIC and the AMC	26

	(b) between the AMC and the Company	8

3.	Property leasing agreement	169

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of China Life;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii)	entered into either in accordance with the agreements governing those transactions or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and

(iv)	within the relevant annual caps as agreed with the HKSE.

Trademark License Agreement

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos and other business related slogans and logos. We entered into a trademark license agreement with CLIC on September 30, 2003, pursuant to which CLIC granted to us and our branches a royalty-free license to use these trademarks in the PRC and other countries and territories in which CLIC has registered these trademarks. CLIC has registered one of the “ball” logo trademarks in the PRC and has filed applications to register the trademarks in the “China Life” name (in English and Chinese), the other ball logo and other business related slogans and logos with the Trademark Office of the SAIC. CLIC undertook in the trademark license agreement to maintain and renew, at its own expense, the registration of the licensed trademarks. If requested by us, CLIC will procure, at its own expense, registration of the trademarks in additional products and service classifications and/or additional countries or territories. CLIC will retain ownership of these trademarks.

We may also license a third party to use the trademarks with the written consent of CLIC. CLIC and its subsidiaries and affiliates are entitled to use these trademarks. CLIC may not license or transfer these trademarks to any other third party or allow any other third party to use the trademarks.

The trademark license agreement permits us to use the trademarks until such time as either the trademark license agreement is terminated either by agreement between CLIC and ourselves, or pursuant to relevant laws, regulations or consent orders, or at the expiration of the registration of the trademarks, which is currently November 6, 2007 and is renewable at our option.

Non-Competition Agreement

We entered into a non-competition agreement with CLIC on September 30, 2003 pursuant to which CLIC undertook that during the term of the agreement, unless we otherwise consent in writing in advance, it will not, and it will use its best efforts to procure its subsidiaries and affiliates not to, directly or indirectly, participate, operate or engage in any life, accident or health insurance or other businesses in China which may compete with our insurance businesses. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. The non-competition agreement allows CLIC to continue its business under the non-transferred policies.

In addition, CLIC currently holds a 51% interest in China Life-CMG Life Assurance Company Ltd., a Sino-foreign joint venture with CMG, an Australian insurance company. The joint venture is registered in Shanghai, China and engaged in the business of life insurance and related reinsurance in Shanghai. CLIC agreed to dispose of all of its interests in this joint venture to third parties or eliminate any competition between China Life-CMG Life Assurance Company Ltd. and us within three years of our listing on the HKSE.

CLIC also agreed with us in the non-competition agreement that we will have a right of first refusal in respect of the transfer of the non-transferred policies retained by CLIC.

The non-competition agreement will remain valid and in full force until the earlier of (1) CLIC beneficially holding, directly or indirectly, less than 30% of our issued share capital and ceasing to control the majority of our board of directors; and (2) our H shares or ADSs no longer being listed on the HKSE or any other stock exchange.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal and Regulatory Proceedings

CNAO Audit

On January 30, 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit review of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30, 2004, which covers the balance sheet and income statement of CLIC for 2002, found that (i) there had been irregular use of RMB 2,368 million of insurance funds, and irregular operations involving RMB 2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC, including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB 1.3 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB 32.3 million, among which RMB 11.1 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB 43.1 million.

CLIC was directed to pay a total of approximately RMB 67.5 million (approximately US$8.15 million), including RMB 9.2 million of business taxes and surcharges, RMB 10.0 million of income taxes, RMB 37.3 million of other taxes and RMB 11.1 million in fines. The decision requires CLIC to rectify the irregular use of insurance funds and irregular operations described in section (i) above, and to submit a report on such rectification to the CNAO. The audit decision also requires CLIC make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. We have reviewed the issues referred to in the CNAO audit decision, and believe that such issues will not have a material impact on our results of operations, cash flows or financial position.

Class Action Litigations

As of June 21, 2004, there have been nine complaints filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. Eight of the nine complaints allege that China Life and the other named persons violated Section 10(b) and Section 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 under the Exchange Act by failing to disclose the audit review by the CNAO of CLIC. On the basis of similar allegations, the remaining complaint alleges that China Life and the other named persons violated Section 11 and Section 15 of the U.S. Securities Act of 1933 by distributing a prospectus containing materially misleading statements. Each complaint seeks to recover damages on behalf of a purported class of persons who purchased the China Life’s publicly traded securities and seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. The plaintiffs have filed motions for the consolidation of the complaints, selection of a lead plaintiff and approval of counsel appointed by the lead plaintiff. These motions are still pending. We expect that the complaints will be consolidated and that a consolidated amended complaint will be filed. In connection with these actions, we have engaged U.S. counsel to contest the complaints vigorously on our behalf.

SEC Informal Inquiry

We have received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate fully with the SEC on a voluntary basis.

Other

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration, audit and communication bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to CLIC or ourselves. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

We currently have control procedures in place to monitor our litigation and regulatory exposure. We have established a systematic prevention system whereby our management at each corporate level is responsible for compliance with laws, regulations and internal codes of conduct within their individual territories or departments. Our branches at the provincial level are required to report material litigation and regulatory matters to our corporate headquarters on a timely basis. We plan to continue to improve our control and compliance policies in the future.

We may penalize our employees or individual agents who commit misconduct or fraud, breach the terms of their employment or agency agreements, exceed their authorization limits or fail to follow prescribed procedures in delivering insurance policies and premium payments, in each case having regard to the severity of the offense. Employees or individual agents are required to reimburse us for any losses suffered by us resulting from their misconduct or fraud. In serious cases, we may terminate their employment or agency agreements. We report criminal offenses to the PRC authorities and may also bring concurrent civil actions against employees or individual agents.

Policy on Dividend Distributions

Our directors declared no dividends for the year ended December 31, 2003.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2003 will depend on:

•	our results of operations and cash flows;

•	our financial position;

•	statutory solvency requirements as determined under PRC GAAP with reference to CIRC rules;

•	our shareholders’ interests;

•	general business conditions;

•	our future prospects;

•	statutory and regulatory restrictions on the payment of dividends by us; and

•	other factors that our board of directors deems relevant.

We will pay dividends out of our after-tax profits only after we have made the following allowances and allocations:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax income, as determined under PRC GAAP;

•	allocations to the statutory common welfare fund equivalent to between 5% and 10% of our after-tax income, as determined under PRC GAAP; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

The minimum and maximum allocations to the statutory funds are 15% and 20% of our after-tax income, as determined under PRC GAAP. When the statutory common reserve fund reaches and is maintained at or above 50% of our registered capital, no further allocations to this fund will be required.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or H.K. GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency level required by the CIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

Our predecessor, CLIC, did not pay any dividends in any of the three financial years ended December 31, 2002. A strengthening in the statutory reserve requirements applicable to life insurance companies operating in China which became effective on January 1, 2004, led to a one-time adjustment to our PRC GAAP earnings in 2003. Our ability to pay dividends in respect of 2004 is likely to be constrained. Subject to the considerations and constraints described above, we expect to begin paying dividends in 2005. We expect to continue to pay dividends in line with our earnings performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

SIGNIFICANT CHANGES

See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Recent Developments”.

ITEM 9. THE OFFER AND LISTING.

In connection with our initial public offering, our American depositary shares, or ADSs, each representing 40 H shares, were listed and commenced trading on New York Stock Exchange on December 17, 2003 under the symbol “LFC”. Our H shares were listed and commenced trading on the Hong Kong Stock Exchange on December 18, 2003 under the Stock code “2628”. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and H shares, which are not listed on any other exchanges in or outside the United States.

The high and low closing sale prices of the shares on the HKSE and of the ADSs on the NYSE for the periods indicated are as follows:

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
December 2003	6.4000	4.5250	34.75	22.95
January 2004	6.5500	5.6500	34.57	28.05
February 2004	5.8000	5.2000	30.10	26.63
March 2004	5.6500	4.8250	28.80	24.10
April 2004	5.2500	4.2500	26.88	21.40
May 2004	4.6250	3.8500	23.77	19.96
June 2004 (through June 25)	4.6500	4.2000	23.91	21.50

ITEM 10. ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

At the annual shareholders meeting held on June 18, 2004, resolutions were passed to amend our current articles of association. Under our articles of association, such amendments are not effective until we obtain the approval from the CIRC and file the same with the CSRC. Our articles of association will be amended to the following effect pending CIRC’s approval:

•	the number of our shares in issue and amount of our registered capital will be updated to reflect our initial public offering last year;

•	if any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or only against on any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction will not be counted;

•	at least one of the directors shall be a non-executive director and at least three shall be independent non-executive directors;

•	notice to nominate a person as director and a notice by that person of his willingness to be nominated shall be delivered to China Life after the dispatch of the notice convening the general meeting and no later than seven days prior to the date of the general meeting;

•	when the chairman is unable to carry out his duties, he may appoint a vice chairman or an executive director to carry out his duties;

•	a director shall withdraw from and shall not vote or be counted in the quorum at a meeting on any resolution relating to any matter in which he or any of his associates is materially interested.

Also at the annual shareholder’s meeting held this year, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 18, 2004 by the conclusion of next annual shareholder’s meeting, June 17, 2005 or the date on which this resolution is otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. Our board of directors has no immediate plan to issue any new shares.

We are organized under the PRC company law as a joint stock company. We are registered with the State Administration of Industry and Commerce in Beijing, China and our business license carries the registration number 1000001003796.

Our business scope, set forth in article 10 of our articles of association, is to engage in life, accident and health insurance businesses; reinsurance business relating to the foregoing; fund investment businesses authorized by laws, regulations or the State Council; and agency business, consulting business and provision of services, in each case relating to insurance of the person.

The following is a summary of information relating to our share capital, based upon provisions of our articles of association and the PRC company law. You should refer to the text of our articles of association and to the texts of applicable laws and regulations for further information.

Our share capital consists of domestic shares and H shares, including the H shares represented by ADSs. They are all ordinary shares in our share capital. The par value of both our domestic shares and H shares is RMB 1.00 per share. Domestic shares may only be subscribed for by, and traded among, legal or natural persons of the PRC and certain qualified foreign institutional investors, and must be subscribed for and traded in Renminbi. We must pay all dividends on domestic shares in Renminbi. H shares are “overseas listed foreign-invested shares” that have been admitted for listing on the Hong Kong Stock Exchange, the par value of which is denominated in Renminbi, and that are subscribed for and traded in Hong Kong dollars by and among investors of Hong Kong, Macau, Taiwan and any country other than the PRC. H shares may also be listed on a stock exchange in the United States in the form of American depositary shares evidenced by American depositary receipts.

Holders of domestic shares and H shares are deemed to be shareholders of different classes for various matters which affect their respective interests. For instance, if we propose an increase in domestic shares, holders of H shares will be entitled to vote on that proposal as a separate class. See “—Voting Rights and Shareholders’ Meetings”.

As of the date of this annual report, our total share capital consisted of 7,441,175,000 H shares and 19,323,530,000 domestic shares.

Our global offering last year consisted solely of an offering of H shares and ADSs representing H shares. Consequently, the following discussion primarily concerns H shares and the rights of holders of H shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the H shares are held in order to exercise rights as holders of H shares. The depositary agreed, so far as it is practical, to vote or cause to be voted the amount of H shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

Sources of Shareholders’ Rights

The primary sources of shareholders’ rights are the PRC company law, our articles of association, Special Rules applicable to overseas listed joint stock companies promulgated by the State Council, or Special Rules, and the Hong Kong Stock Exchange Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and CLIC, our controlling shareholder. The PRC company law was enacted in December 1993 and serves as the primary body of law regulating corporate action of companies organized in the PRC and its directors and shareholders.

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the China Securities Regulatory Commission. Any amendment to those provisions will only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

The listing agreement between us and the Hong Kong Stock Exchange, or the Listing Agreement, provides that we may not amend certain provisions of our articles of association that have been mandated by the Hong Kong Stock Exchange. These provisions include, among others:

•	varying the rights of existing classes of shares;

•	voting rights;

•	our power to purchase our own shares;

•	rights of minority shareholders; and

•	liquidation procedures.

In addition, upon the listing of the H shares and for so long as the H shares are listed on the Hong Kong Stock Exchange, we will be subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Hong Kong Stock Exchange Listing Rules, the Securities and Futures Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below are derived from our articles of association and the PRC company law.

Enforceability of Shareholders’ Rights

Enforceability of our shareholders’ rights may be limited.

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, the PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and holders of domestic shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Centre. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Centre, either party may request that venue be changed to Shenzhen, a city in mainland China near Hong Kong. The governing law for the above-mentioned disputes or claims is Chinese law unless otherwise provided by Chinese law. Our articles of association provide that any such arbitration will be final and conclusive.

In June 1999, an arrangement was made between the People’s Courts of the PRC and the courts of Hong Kong for mutual enforcement of arbitration rewards rendered in the PRC and Hong Kong according to their respective laws. This arrangement was approved by the Supreme Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000.

There has not been any published report of judicial enforcement in the PRC by H shareholders of their rights under charter documents of PRC joint stock companies or the PRC company law or in the application or interpretation of the PRC or Hong Kong regulatory provisions applicable to PRC joint stock companies.

In most states of the United States, shareholders may sue a corporation in a “derivative” action. A derivative suit involves the commencement by a shareholder of a cause of action, on behalf of the corporation, against persons, including corporate officers, directors or controlling shareholders, who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Derivative actions are not available in China, nor are class action lawsuits based on violations of securities laws generally available.

We are subject to the Hong Kong Exchange Listing Rules, the Hong Kong Securities and Futures Ordinance, or Securities and Futures Ordinance, and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases. However, holders of H shares will not be able to bring actions on the basis of violations of the Hong Kong Stock Exchange Listing Rules and must instead rely on the Hong Kong Stock Exchange to enforce its rules. The Hong Kong Codes on Takeovers and Mergers and Share Repurchases do not have the force of law and are only standards of commercial conduct considered acceptable for takeover and merger transactions and share repurchases in Hong Kong as established by the Securities and Futures Commission of Hong Kong and the securities and futures industry in Hong Kong. The Securities and Futures Ordinance establishes various obligations in relation to disclosure of shareholders’ interests in Hong Kong listed companies, the violation of which is subject to prosecution by the Securities and Futures Commission of Hong Kong.

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders” and “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report”.

Dividends

Our board of directors may propose dividend distributions at any time. A distribution of dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. The H shares will rank equally with domestic shares with regard to dividend rights. A distribution of shares must be approved by special resolution of the shareholders.

We may only distribute dividends after allowance has been made for:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax income, as determined under PRC GAAP;

•	allocations to the statutory common welfare fund (the minimum and maximum aggregate allocations to the statutory common welfare fund being equivalent to 5% and 10%, respectively, of our after-tax income, as determined under PRC GAAP); and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will ordinarily not pay any dividends in a year when we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency level required by the CIRC, we will be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Solvency requirements”.

Our articles of association require us to appoint, on behalf of the holders of H shares, a receiving agent that is registered as a trust corporation under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H shares on behalf of such shareholders. Our articles of association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars. The depositary will convert these proceeds into U.S. dollars and will remit the converted proceeds to holders of our ADSs.

We anticipate that our controlling shareholder, CLIC, may incur future operating losses arising in part from the runoff of policies retained by it in connection with the restructuring. Dividends received from us may become one of CLIC’s principal means of funding these losses. Although we believe that the reserves held by CLIC and other financial resources available to it will fund substantially all of any future operating shortfalls arising out of these policies, which should reduce CLIC’s reliance on dividends from us, subject to the relevant provisions of the PRC company law and our articles of association as described above and in “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”, CLIC may seek to increase the amount of dividends we pay in order to satisfy its cash flow requirements. See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Dividend payments may be subject to Chinese withholding tax. See “Item 10. Additional Information—Taxation—The People’s Republic of China—Taxation of Dividends”.

Voting Rights and Shareholders’ Meetings

Our board of directors will convene a shareholders’ annual general meeting once every year within six months from the end of the preceding fiscal year. Our board of directors must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC company law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholders holding 10% or more of our issued and outstanding voting shares so request in writing; or

•	whenever our board of directors deems necessary or our board of supervisors so requests.

All shareholders’ meetings must be convened by our board of directors by written notice given to shareholders not less than 45 days before the meeting. Shareholders holding at least one-half of our total voting shares will constitute a quorum for a shareholders’ meeting. If a quorum is not reached, we are required to notify our shareholders within five days by public announcement of the agenda, the date and the venue of the adjourned meeting. After the notice, the board of directors may conduct the shareholders’ meeting. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that the prior approval of the CIRC is required in respect of any acquisition which results in the acquirer holding more than 10% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

Each of our ordinary shares, whether it be a domestic share or an H share, is entitled to one vote on all matters submitted for vote at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address or such other place as is specified in the meeting notice, not less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution.

Resolutions on any of the following matters must be approved by more than two-thirds of the voting rights held by shareholders who are present in person or by proxy:

•	an increase or decrease in our share capital or the issuance of shares, warrants, debentures and other similar securities;

•	our division, merger, dissolution or liquidation (shareholders who object to a proposed merger are entitled to demand that either we or the shareholders who approved the merger purchase their shares at a fair price);

•	amendments to our articles of association;

•	amendment of shareholders’ rights of any class of shares; and

•	any other matters determined by a majority of shareholders at a general meeting to have a material impact on us and should be approved by two-thirds of the voting rights.

All other actions taken by the shareholders will be approved by a majority of the voting rights held by shareholders who are present in person or by proxy at the shareholders’ meeting.

Any shareholder resolution that is in violation of any laws or regulations of China or the articles of association will be null and void.

Liquidation Rights

We are organized as a joint stock company with limited liability of indefinite duration, but must renew our business license annually with the SAIC. In the event of our liquidation, the H shares will rank equally with the domestic shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedures as the liquidation committee that has been appointed either by us or the People’s Courts of China may consider to be fair and reasonable. After payment of debts, we shall distribute the remaining property to shareholders in proportion to the number of shares they hold.

Information Rights

Our shareholders may, without charge, inspect copies of the minutes of the shareholders’ general meetings during our business hours. Shareholders may also request copies of such minutes from us, and we must deliver those copies to the relevant shareholders within seven days of receipt of such reasonable fees as we may require.

Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, not less than 21 days before the date of the shareholders’ annual general meeting, our audited financial statements for each fiscal year, together with the auditor’s report as required by the Hong Kong Stock Exchange Listing Rules relating to that fiscal year. These and any interim financial statements must be prepared in accordance with PRC accounting standards and, for so long as our H shares are listed on the Hong Kong Stock Exchange, in accordance with either Hong Kong accounting standards or H.K. GAAP. The financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.

The Hong Kong Stock Exchange Listing Rules also require us to prepare for the first six months of each fiscal year an interim report no later than sixty days after the end of such period. Further, a preliminary announcement of such interim report is required to be published in newspapers on the next business day after such report is approved by our board of directors. A copy of such interim report is also required to be sent to every shareholder as soon as reasonably practicable after such publication.

Under the Listing Agreement, we are required to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments that is not public information, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

•	is necessary to avoid the establishment of a false market in our securities; and

•	might reasonably be expected to affect materially market activity in, and the price of, our securities.

We are also required under the Hong Kong Stock Exchange Listing Rules to disclose to our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Restrictions on Transferability and the Share Register

H shares may be traded only among investors who are legal or natural persons resident outside of China, and may not be sold to investors resident within the PRC. Under our articles of association, any proposed sale by a PRC shareholder of its domestic shares to persons resident outside China who will receive H shares upon the sale must be approved by two-thirds of our domestic shareholders and H shareholders at duly convened meetings of domestic shareholders and H shareholders held separately and at a duly convened joint meeting of domestic shareholders and H shareholders. Any sale is also subject to approval by the Ministry of Finance, the China Securities Regulatory Commission and other relevant governmental authorities. There are no restrictions under PRC law or our articles of association on the ability of investors who are not PRC residents to hold H shares.

In general, under PRC company law, our domestic shares held by CLIC may not be transferred within three years from our establishment on June 30, 2003. However, a special waiver was granted by the State Council, pursuant to the PRC company law to exempt from this sales prohibition the sale of our H shares by CLIC in connection with this offering.

We are required to keep a register of our shareholders, which shall be comprised of various parts, including one part which is to be maintained in Hong Kong in relation to holders of H shares. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares will be recorded in our share register within thirty days prior to the date of a shareholders’ general meeting or within five days prior to the record date established for the purpose of distributing a dividend.

We have appointed Computershare Hong Kong Investor Services Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares at our offices in Hong Kong and enters transfers of H shares in such register upon the presentation of the documents described above.

Increases in Share Capital

Under our articles of association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders. In addition, the issuance of domestic shares or H shares must be approved by two-thirds of the class of domestic shares or H shares, as the case may be, unless:

•	the number of shares to be issued shall not exceed 20% of the number of shares of the same class then outstanding in any 12-month period; or

•	our plans for issuing H shares in the offering are implemented within 15 months of November 3, 2003, the date of approval by the China Securities Regulatory Commission.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed upon by the subscriber of the relevant shares at the time of subscription. New issues of shares must also be approved by relevant Chinese authorities.

Decreases in Share Capital and Repurchases

We may reduce our registered share capital only upon obtaining the approval of at least two-thirds of our shareholders and, in certain circumstances, of relevant Chinese authorities. The number of H shares that may be repurchased is subject to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Restrictions on Ownership

You may not individually or with your nominees or other persons acting in concert own more than 10% of our share capital without the prior approval of the CIRC. Other restrictions on ownership of our shares apply. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

Restrictions on Large or Controlling Shareholders

Our articles of association define a controlling shareholder as any person who acting alone or in concert with others:

•	is in a position to elect more than one-half of the board of directors;

•	has the power to exercise, or to control the exercise of, 30% or more of our voting rights;

•	holds 30% or more of our issued and outstanding shares; or

•	has de facto control of us in any other way.

As of the date of this annual report CLIC, a wholly state-owned enterprise, is our only controlling shareholder.

Our articles of association provide that, in addition to any obligation imposed by laws and administrative regulations or required by the Hong Kong Stock Exchange Listing Rules, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of other shareholders:

•	to relieve a director or supervisor from his or her duty to act honestly in our best interests;

•	to approve the appropriation by a director or supervisor, for his or her own benefit or for the benefit of any other person, of our assets in any way, including without limitation opportunities which may be advantageous to us; or

•	to approve the appropriation by a director or supervisor, for his or her own benefit or for the benefit of another person, of the individual rights of other shareholders, including without limitation rights to distributions and voting rights (except in accordance with a restructuring of our company which has been submitted for approval by the shareholders at a general meeting in accordance with our articles of association).

Board of Directors

Our directors are elected by our shareholders at shareholders’ general meetings. Because the domestic shares and H shares do not have cumulative voting rights, a holder of a majority of our ordinary shares is able to elect all of the directors. Directors are elected for a term of three years and may serve consecutive terms if re-elected.

Article 23 of Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies provides that directors, supervisors, and senior officers of a company owe duties of honesty, care and diligence to their company.

Our articles of association provide that, in exercising their duties and powers, our directors, supervisors and senior officers will act with the care, diligence and skills that are expected of a reasonable person under similar circumstances, observe fiduciary principles and not place themselves in a situation where their interests conflict with the duties they are charged with performing. In addition to these fiduciary duties to our company, each director, supervisor and officer is obligated to each shareholder:

•	to act honestly in our company’s best interests;

•	not to exploit corporate assets for personal gains; and

•	not to expropriate the rights of our shareholders.

If directors, supervisors or officers are found to have misappropriated our company’s assets or misused their position for personal gain, the PRC company law provides that any misappropriated or misused property be returned and any illegal proceeds received by the supervisor be confiscated, and allows us to impose punishment on them. Criminal liability may also be imposed. Our shareholders cannot bring a derivative suit against any director, supervisor or officer who has breached his fiduciary duties, and most disputes between H shareholders and directors, supervisors and officers are required to be resolved by final and binding arbitration.

Moreover, our articles of association provide that our directors, supervisors and senior officers must not enter into transactions or contracts with us or agree to make corporate loans to any persons or provide guarantees for loans of any shareholder or any other person with corporate assets. In particular, our directors, supervisors and senior officers have obligations to disclose to the board of directors any direct or indirect material interest they may have in any contracts or transactions with us. They may not vote on any contracts, transactions or arrangements in which they have any material interest. Further, we may not make loans or provide guarantees to directors, supervisors or senior officers, unless such loans or guarantees are approved at a shareholders’ meeting or made in the ordinary course of business. All decisions relating to the compensation of directors are made at shareholders’ meetings.

There are no provisions under our articles of association or PRC law which relate to:

•	the retirement or non-retirement of directors under any age limit requirement;

•	directors’ borrowing power; or

•	number of shares required for directors’ qualification.

Subject to all relevant laws and administrative regulations, the shareholders may remove any director before the expiration of his or her term of office by a majority vote of the shareholders present in person or by proxy at shareholders’ general meetings. A director, supervisor, chief executive officer, chief financial officer, president, vice president or other senior officer may be relieved of liability for a specific breach of his or her duties by the consent of shareholders so long as specified conditions are met.

Board of Supervisors

Our board of supervisors consists of five supervisors. One member of our board of supervisors must be an employee representative elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of the board of supervisors may not serve as director, president, vice president or financial controller of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

The primary duty of the board of supervisors is to monitor our financial matters and management. The board of supervisors’ powers are generally limited to carrying out investigations and reporting to shareholders, the China Securities Regulatory Commission and other relevant governmental authorities having jurisdiction over our affairs and to convening shareholders’ extraordinary general meetings. Reasonable expenses incurred by the board of supervisors in carrying out its duties will be paid by us.

Our supervisors owe fiduciary duties to our company and our shareholders. Please see the discussion of the duties and the nature of recourse our shareholders may have against supervisors in breach of these duties in the subsection entitled “—Board of Directors”.

The board of supervisors is accountable, and will report, to the shareholders at the shareholders’ general meetings.

Certain Differences Between PRC Company Law and Delaware Corporate Law

The PRC company law and other laws applicable to us differ in a number of respects from laws generally applicable to United States corporations and their shareholders. The description set forth below includes a summary of certain provisions of the PRC company law, Special Rules and Mandatory Provisions applicable to overseas listed companies, such as us, which differ from provisions of the corporate law of the State of Delaware.

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) not fewer than five shareholders, (2) minimum paid-in capital of not less than RMB 10 million, (3) a board of directors of not fewer than five and not more than 19 members and (4) a board of supervisors of not fewer than three members.

The shareholders’ meeting of a joint stock company is the highest authority of the company and exercises the powers of the company with respect to significant matters, subject to applicable law and the articles of association of the company. The business of a joint stock company is under the overall management of a board of directors, subject to the PRC company law, other applicable laws and regulations (which in our case include the PRC insurance law and regulations), the company’s articles of association and duly adopted resolutions of its shareholders. The day-to-day operations of a joint stock company are under the direction of its general manager or president, subject to the applicable laws and regulations, the company’s articles of association and duly adopted resolutions of the directors and shareholders. In addition, the PRC company law provides for the establishment of a board of supervisors for each joint stock company. The supervisors perform and exercise the functions and powers described below, including examination of the joint stock company’s affairs and monitoring the actions of the directors and officers of the company. The directors, supervisors and officers are not required to hold any qualifying shares in the joint stock company.

A joint stock company may be liquidated involuntarily due to insolvency or voluntarily in accordance with the terms of its articles of association or duly adopted shareholders’ resolutions. The property of a joint stock company remaining after full payment of its liquidation expenses, wages and labor insurance premiums of its employees, outstanding taxes and debts, is distributed in proportion to the holdings of its shareholders.

Meetings of shareholders

Under PRC law, shareholders are given the power to approve specified matters. See “Voting Rights and Shareholders’ Meetings”. In addition, the Mandatory Provisions provide that at shareholders’ meetings shareholders are entitled consider any proposals made by shareholders holding in the aggregate at least 5% of voting power over the company’s shares.

Under Delaware law, the business and affairs of a Delaware corporation are, in general, managed by or under the direction of its board of directors. Only certain fundamental matters regarding the corporation are reserved by statute to be exercised by the shareholders. These matters include, in general, the election and removal of directors, the retention and dismissal of the corporation’s independent auditors, mergers and other business combinations involving the corporation, the amendment of the corporation’s certificate of incorporation and a liquidation and dissolution of the corporation.

Shareholders’ approval by written consent

PRC law does not provide shareholders of overseas joint stock listed companies with rights to approve corporate matters by written consent. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which is required or permitted to be taken at any shareholders’ meeting may be taken without a meeting, subject to various conditions.

Amendments of articles of association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting. Under the Mandatory Provisions, the proposal to amend the articles is required to be approved by the board of directors, as well as the shareholders. Amendments only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission.

Under Delaware law, board as well as shareholder approval are required for any amendment to the certificate of incorporation, but no governmental approval is generally required.

Powers and responsibilities of directors

Under PRC law, the board of directors is responsible for specified actions, including the following functions and powers of a joint stock company:

•	convening shareholders’ meetings and reporting its work to shareholders at these meetings;

•	implementing shareholders’ resolutions;

•	determining the company’s business plans and investment proposals;

•	formulating the company’s annual financial budgets and final accounts;

•	formulating the company’s profit distribution plans and loss recovery plans;

•	formulating proposals for the increase or decrease in the company’s registered capital and the issue of debentures;

•	formulating major acquisition and disposal plans and plans for the merger, division or dissolution of the company;

•	deciding on the company’s internal management structure and formulating its basic management system; and

•	appointing or removing the company’s principal executive officers; appointing and removing other senior officers based on the recommendation of the principal executive officer and deciding on the remuneration of the senior officers.

In addition, the Mandatory Provisions provide that the board has the authority to formulate any proposal to amend the articles of association and to exercise any other power conferred by a decision of the shareholders’ meeting.

Under Delaware law, the business and affairs of a Delaware corporation are managed by or under the direction of its board of directors. Their powers include fixing the remuneration of directors, except as otherwise provided by statute or in the certificate of incorporation or by-laws of the corporation.

Powers and responsibilities of supervisors

Under PRC law, a PRC joint stock company must have a board of supervisors consisting of shareholder representatives and one or more employee representatives. Supervisors attend board meetings as non-voting observers. Directors, officers and company personnel in charge of financial matters may not serve as supervisors. The supervisors perform and exercise the following functions and powers:

•	examining the company’s financial affairs;

•	monitoring compliance with laws, regulations and the articles of association of the company by the directors and officers of the company;

•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;

•	proposing the holding of shareholders’ meetings; and

•	exercising and performing other powers and functions provided for in the company’s articles of association.

In addition, the Mandatory Provisions provide that supervisors of overseas listed joint stock companies are entitled to retain auditors in the name of the company to examine any financial or business reports or profit distribution proposals to be submitted by the directors to a meeting of the shareholders which the supervisors consider questionable, and negotiate or take legal action against any director or the directors in the name of the company. The fees and expenses of attorneys and other professionals incurred by the supervisors in connection with the discharge of their duties are to be paid by the company.

Delaware law makes no provision for a comparable corporate institution.

Duties of directors, supervisors and officers

Under PRC law, directors, supervisors and officers of a joint stock company are required to comply with relevant laws and regulations and the company’s articles of association. A director, supervisor or officer who contravenes any law, regulation or the company’s articles of association in the performance of his duties shall be personally liable to the company for any loss incurred by the company. Directors, supervisors and officers are required to carry out their duties honestly and protect the interests of the company. They are also under a duty of confidentiality to the company and prohibited from divulging confidential information concerning the company, except as permitted by relevant laws and regulations or by a decision of a shareholders’ meeting. They may not use their position and authority in the company to seek personal gain. Directors and officers may not directly or indirectly engage in the same business as the company or in any other business detrimental to the interests of the company, and they are required to forfeit any profits from these activities to the company.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Limitations on transactions with interested directors, supervisors and officers

Under PRC law, directors and officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. Under the Mandatory Provisions, a director, supervisor or officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A director is not entitled to vote or be counted for quorum purposes in any board decision on any such transaction. The company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or officer. The company may not loan or provide any guarantees to directors, supervisors or officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.

Under Delaware law, an interested transaction is not voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which such a director derived an improper personal benefit.

Election and removal of directors

Under PRC law, the term of office of directors of a joint stock company must be specified in the articles of association, but may not exceed three years. Directors may be re-elected. No director may be removed from office without cause by shareholders prior to the expiration of the director’s term. PRC law does not contemplate a classified board of directors or cumulative voting in the election of directors for PRC joint stock companies.

Under Delaware law, directors of a Delaware corporation can be removed from office with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided that except where the certificate of incorporation of the Delaware corporation otherwise provides, a member of a classified board may be removed by shareholders only for cause, and in a corporation with cumulative voting, if less than all of the directors are removed, no director may be removed if the votes cast against the director’s removal is sufficient to elect the director if cumulatively voted at an election of directors.

Dividend payments

Under PRC law, proposals for distribution of profits are formulated by the board of directors and submitted for shareholder approval at a shareholders’ meeting. Dividends may be distributed in the form of cash or shares.

Under Delaware law, the board of directors of a Delaware corporation may declare dividends out of distributable earnings and profits without the approval of the shareholders.

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any shareholder opposing such an amalgamation or business combination may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding one-third of the total fixed assets of the company requires the approval of the directors and shareholders.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and holders of a majority of the outstanding shares entitled to vote. A shareholder objecting to the merger is entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Transactions with significant shareholders

Under Delaware law, a business combination between a Delaware corporation and an interested shareholder which takes place at any time during a period of three years commencing with the date the interested shareholder became an interested shareholder would need prior approval from the board of directors or a supermajority of the shareholders of the corporation, unless the corporation opted out of the relevant Delaware business combination statute. Under Delaware law, an interested shareholder of a corporation is someone who, together with its affiliates and associates, owns more than 15% of the outstanding common shares of the corporation. No such business combination statute or regulation applies to PRC joint stock companies.

Shareholders’ lawsuits

The PRC law provides that most disputes involving an H shareholder are to be resolved by final and binding arbitration.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

Limitations on liability and indemnification of directors and officers

PRC law does not provide for any specific limitations on liability or indemnification of directors and officers.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his conduct was unlawful.

Shareholders’ rights of inspection of corporate records

Under PRC law, shareholders are entitled to inspect the articles of association, minutes of shareholders’ meetings and reports of the financial accounts of the company. In addition, the Mandatory Provisions provide that, after paying reasonable fees, shareholders are entitled to inspect the company’s shareholder list, certain personal information on the directors, supervisors and officers, the company’s capital position and certain information regarding share repurchases conducted by the company during the most recent fiscal year.

Delaware law permits any shareholder of a Delaware corporation to inspect or obtain copies of or extracts from the corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items (including dividend payments), conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into foreign currency to meet our foreign currency obligations or to pay dividends in foreign currency.

Our H shares are traded on the Hong Kong Stock Exchange. There are no limitations on the right of non-resident or foreign owners to remit dividends or capital including capital gains imposed by Hong Kong law.

TAXATION

The taxation of income and capital gains of holders of H shares or ADSs is subject to the laws and practices of China and of jurisdictions in which holders of H shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the H shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-U.S. federal laws other than the laws of the PRC and Hong Kong. Accordingly, you should consult your own tax adviser regarding the tax consequences of an investment in the H shares and ADSs. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

The People’s Republic of China

The following is a discussion of the material Chinese tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to other investors subject to special treatment under the tax laws of the PRC. This discussion is based on the tax laws of China as in effect on the date of this annual report, as well as on the Agreement between the United States of America and the People’s Republic of China for the Avoidance of Double Taxation, or the Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of Chinese taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding Chinese and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law of China, as amended on October 31, 1993 and effective January 1, 1994, and further amended and effective on August 30, 1999, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Share (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or overseas shares, such as H shares, are not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on overseas shares, including H shares and ADSs.

The Amendments to the Individual Income Tax Law of China, or the Amendments, were promulgated on October 31, 1993 and became effective on January 1, 1994. The Amendments state that they shall supersede the provisions of any contradictory prior administrative regulations concerning individual income tax. Under the requirements of the Amendments and the amended Individual Income Tax Law, foreign individuals are subject to withholding tax on dividends paid by a Chinese company at a rate of 20% unless specifically exempted by the tax authority of the State Council. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations, the Amendments and the Individual Income Tax Law. The withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Notice.

Enterprises. According to the Income Tax Law of China Concerning Foreign Investment Enterprises and Foreign Enterprises, dividends paid by Chinese companies to enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares will temporarily not be subject to the 20% withholding tax. If the withholding tax becomes applicable in the future, the rate could be reduced under an applicable double-taxation treaty.

Tax treaties. Investors who do not reside in China and reside in countries that have entered into treaties for the avoidance of double-taxation with China may be entitled to a reduction of the withholding tax imposed on the payment of dividends to investors of the Company who do not reside in China. China currently has treaties for the avoidance of double-taxation with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Under the treaty between China and the United States, the China-US Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of the dividend. It is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the China-US Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-US Treaty with respect to income and gains derived in connection with the H shares.

Taxation of Capital Gains

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares would, temporarily, not be subject to capital gains taxes. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, or the Provisions, issued on January 28, 1994, stipulated that gains realized on the sale of equity shares would be subject to income tax at a rate of 20% on the gains, and empowered the Ministry of Finance to draft detailed tax rules on the mechanism for collecting such tax, as per the official publication “China Securities News” of April 13, 1994. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double taxation treaty. If tax on capital gains from the sale of H shares become applicable, it is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position.

On November 18, 2000, the State Council issued a notice entitled “State Council Notice on the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China”, or the Tax Reduction Notice. Under the Tax Reduction Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishment in China, or by foreign enterprises without any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a foreign enterprise shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double-taxation treaty.

Additional Chinese Tax Considerations

Chinese stamp duty. Chinese stamp duty imposed on the transfer of shares of Chinese publicly traded companies under the Provisional Regulations should not apply to the acquisition and disposal by non-Chinese investors of H shares or ADSs outside of China by virtue of the Provisional Regulations of China Concerning Stamp Duty, which became effective on October 1, 1988 and which provide that Chinese stamp duty is imposed only on documents executed or received within China that are legally binding in China and are protected under Chinese law.

Estate tax. No liability for estate tax under Chinese law will arise from non-Chinese nationals holding H shares.

Hong Kong

The following is a discussion of the material Hong Kong tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under the tax laws of Hong Kong. This discussion is based on the tax laws of Hong Kong as in effect on the date of this annual report, which are subject to change (or changes in interpretation), possibly with retroactive effect. This discussion does not address any aspects of Hong Kong taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding Hong Kong and other tax consequences of owning and disposing of H shares.

Tax Treaties

There is no relevant tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under current practice, no tax is payable in Hong Kong in respect of dividends paid by us.

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held for long-term investment purpose.

Trading gains from sales of H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares effected on the Hong Kong Stock Exchange realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, for example, on the New York Stock Exchange.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of H shares. Where one of the parties is resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

The withdrawal of H shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a passing of the beneficial interest in the H shares under Hong Kong law, in which case only a fixed duty of HK$5.00 is payable on the transfer. The issuance of the ADRs upon the deposit of H shares issued directly to the depositary of the ADSs, or for the account of the depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

Estate duty is imposed upon the principal value of property situated in Hong Kong which passes upon the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes by virtue of being entered in a register in Hong Kong. We cannot assure you that the Hong Kong Inland Revenue Department will not treat the ADSs as Hong Kong property that may be subject to estate duty on the death of the beneficial owner of the ADSs even if the ADRs evidencing such ADSs are located outside Hong Kong at the date of such death. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty have, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States of America

The following is a discussion of the material United States federal income tax consequences relating to the purchase, ownership and disposition of H shares or ADSs by U.S. Holders (as defined below) that acquire the shares or ADSs for cash and hold them as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended or, the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons who have acquired our H shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of China Life or persons that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of H shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of the source thereof.

Investors are urged to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of H shares or ADSs in their individual circumstances, including the applicability of U.S. federal, state and local tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Taxation of Dividends

Subject to the discussion below under “—Special Rules”, cash distributions with respect to the H shares or ADSs will, upon receipt, be includible in the gross income of a U.S. Holder as ordinary dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any such cash distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such H shares or ADSs and, to the extent the amount of such cash distribution exceeds adjusted tax basis, will be treated as gain from the sale of such H shares or ADSs. Dividends paid by us generally will constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the “dividends received” deduction.

Dividends received by individuals during taxable years beginning on or before December 31, 2008 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 15%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

The U.S. dollar value of any distribution made by us in Renminbi (or other currency that is not the U.S. dollar, or a foreign currency), should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by JPMorgan Chase Bank, as depositary, in the case of ADSs, or by the U.S. Holder, in the case of H shares held directly by such U.S. Holder regardless of whether the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt. If the Hong Kong dollars (or such other foreign currency) so received are converted into

U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Hong Kong dollars (or such other foreign currency) are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

As described above under “—The People’s Republic of China—Taxation of Dividends”, under current practice, Chinese withholding tax will not be collected from dividends paid with respect to overseas shares such as H shares and ADSs. If, in the future, Chinese withholding tax were to be collected from dividends paid on H shares or ADSs, a U.S. Holder should be entitled, at its option, to either a deduction or a tax credit for the amount paid or withheld. There are significant and complex limitations that apply to foreign tax credits. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

Sale or other Disposition of H Shares or ADSs

Subject to the discussion below under “—Special Rules”, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of our H shares or ADSs in an amount equal to the difference between the amount realized from the sale or disposition and the U.S. Holder’s adjusted tax basis in the shares or ADSs. The gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) or loss if, on the date of sale or disposition, the H shares or ADSs were held by the U.S. Holder for more than one year and will generally be U.S. source gain or loss. The claim of a deduction in respect of a capital loss may be subject to limitations.

A U.S. Holder that receives Hong Kong dollars (or other foreign currency) from the sale or disposition generally will realize an amount equal to the U.S. dollar value of the Hong Kong dollars (or the other foreign currency) on the settlement date of the sale or disposition if (i) the U.S. Holder is a cash basis or electing accrual basis taxpayer and our H shares or ADSs, as the case may be, are treated as being “traded on an established securities market” for this purpose or (ii) the settlement date is the date of the sale or disposition. If the Hong Kong dollars (or the other foreign currency) so received are converted into U.S. dollars on the settlement date, the U.S. Holder should not recognize foreign currency gain or loss on the conversion. If the Hong Kong dollars (or the other foreign currency) so received are not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in the Hong Kong dollars (or the other foreign currency) equal to the U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or the other foreign currency) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Hong Kong dollars (or other currency) from a sale or disposition of the H shares or ADSs in cases not described in this paragraph.

Special Rules

Related Person Insurance Income. Certain adverse U.S. income and tax reporting rules may apply to U.S. holders who, directly or indirectly, own stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-U.S. corporation’s direct or indirect shareholders are U.S. persons. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII for the year, regardless of whether such income is distributed, and also to file I.R.S. Form 5471, disclosing certain information regarding their direct or indirect ownership of the non-U.S. corporation. For organizations that are otherwise exempt from U.S. federal income tax under section 501(a) of the Code, any such income would constitute “unrelated business taxable income.” These rules could also apply to convert some or all of the gain recognized from the sale or disposition of H shares or ADSs from capital gain to ordinary income and to require such gain to be reported on I.R.S. Form 5471.

Under a statutory exception, these rules do not apply if less than 20% of the non-U.S. corporation’s insurance income is derived from the insurance (or reinsurance) of insureds who are also U.S. Holders (or related to a U.S. Holder) or if less than 25% of the non-U.S. corporation’s stock is owned by U.S. Holders. Because, CLIC holds 72.2% of our share capital, and we do not offer or intend to offer our products and services in the United States, it is highly unlikely that the Related Person Insurance Income rules will apply. If more of our shares are sold to the public in the future, it is possible that such rules could apply at a later date.

Passive Foreign Investment Company. In general, a non-U.S. corporation will be a passive foreign investment company, or a “PFIC”, if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income”.

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under subchapter L if it were a domestic corporation”. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent that income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income.

We believe that we are, and we anticipate that we will continue to be, predominantly engaged in an insurance business and that we do not, and will not, have financial reserves in excess of the reasonable needs of our insurance business. Accordingly, our income and assets should not be passive income and passive assets. As a result, we do not expect to be classified as a PFIC for any tax year. However, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

In general, a U.S. Holder of a PFIC is subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) its shares in the PFIC. We do not intend to comply with the requirements necessary to permit a holder to make a “qualified electing fund” election under section 1295 of the Code. In general, a shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the shares was earned in equal portions throughout the holder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax for the period.

The above results may be eliminated if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If the election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income). A mark-to-market election is available to a U.S. Holder only if our H shares or ADSs are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury Regulations. We do not know whether our H shares or ADSs will be treated as marketable stock for these purposes.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission, or SEC, at its public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding the registrations that file electronically with the SEC.

The SEC allows us to “incorporate by reference” the information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our exposure to financial market risks relates primarily to changes in interest rates, equity prices and exchange rates.

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing the lowest interest rate environment in several years. If interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we pay, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.

For the year ended December 31, 2003 and 2002, the investment yield was 3.4% and 3.8%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2003 and 2002.

	Expected Maturity Date
As of December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Other-than-trading

Fixed rate bonds	1,602	707	5,147	1,918	2,400	53,438	65,212	63,629
Average interest rate	2.69%	3.48%	4.00%	5.20%	3.06%	3.39%	3.46%

Term deposits
in RMB	1,846	6,508	9,100	56,495	49,340	13,400	136,689	136,689
Average interest rate	3.21%	4.55%	4.57%	3.81%	3.30%	3.94%	3.71%

in US$	331	—	—	—	—	—	331	331
Average interest rate	3.88%						3.88%

in HK$	172	—	—	—	—	—	172	172
Average interest rate	4.07%						4.07%

Securities purchased under agreements to resell	14,002	—	—	—	—	—	14,002	14,002
Average interest rate	3.00%						3.00%

Variable rate bonds	50	—	1,927	396	456	4,150	6,979	6,975
Average interest rate	2.47%		2.79%	2.37%	2.62%	2.79%	2.74%

Liabilities

Policyholder contract deposits and other funds	1,412	1,649	7,282	47,818	62,497	34,073	154,731	132,998
Average interest rate	2.5%	2.5%	2.1%	2.0%	2.0%	2.4%	2.1%

	Expected Maturity Date
As of December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Other-than-trading

Fixed rate bonds	3,619	881	5,615	6,378	5,147	47,540	69,180	70,617
Average interest rate	6.36%	3.29%	6.09%	5.20%	5.45%	3.80%	4.36%

Term deposits

in RMB	4,792	552	9,661	35,281	64,406	8,101	122,793	122,793
Average interest rate	3.75%	4.22%	4.33%	4.56%	3.88%	3.94%	4.11%

in US$	1,232	—	—	—	—	—	1,232	1,232
Average interest rate	1.49%						1.49%

in Japanese yen	111	—	—	—	—	—	111	111
Average interest rate	0.01%						0.01%

in HK$	399	3	—	—	—	—	402	402
Average interest rate	1.25%	1.50%					1.25%

in other currencies	127	—	—	—	—	—	127	127
Average interest rate	1.12%						1.12%

Securities purchased under agreements to resell	36,388	—	—	—	—	—	36,388	36,388
Average interest rate	3.16%						3.16%

Variable rate bonds	—	—	—	—	673	5,020	5,693	5,773
Average interest rate					2.36%	2.99%	2.91%

Liabilities

Policyholder contract deposits and other funds	4,141	4,624	5,124	6,332	50,031	86,021	156,273	165,727
Average interest rate	6.85%	6.41%	6.21%	5.57%	3.08%	5.76%	4.96%

Due to the higher guarantee rates embedded in the investment contracts issued prior to June 10, 1999, the average interest rate on investment contracts reserves of CLIC as of December 31, 2002, which includes the investment contracts issued prior to June 10, 1999, is significantly higher than those of us as of December 31, 2003.

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2003 and 2002.

	As of December 31,
	2002		2003
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	12,171	12,171	10,718	10,718
Trading	4,070	4,070	5,168	5,168
Non-trading	8,101	8,101	5,550	5,550

A hypothetical 10% decline in the December 31, 2002 and 2003 value of the equity securities held for non-trading would result in an unrealized loss of approximately RMB 810 million and RMB 555 million, respectively.

A hypothetical 10% decline in the December 31, 2002 and 2003 value of the equity securities held for trading would result in a charge to the income statement of approximately RMB 407 million and RMB 517 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits. Our indebtedness and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2003 and 2002.

	Expected Maturity Date
As of December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(in millions)
Term deposits
in US$	331	—	—	—	—	—	331	331
Average interest rate	3.88%						3.88%

in HK$	172	—	—	—	—	—	172	172
Average interest rate	4.07%						4.07%

Cash and Cash equivalents
in US$	4,302						4,302	4,302
Average interest rate	n/a						n/a

in HK$	23,611						23,611	23,611
Average interest rate	n/a						n/a

	Expected Maturity Date
As of December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
	(in millions)
Term deposits
in US$	1,232	—	—	—	—	—	1,232	1,232
Average interest rate	1.49%						1.49%

in Japanese yen	111	—	—	—	—	—	111	111
Average interest rate	0.01%						0.01%

in HK$	399	3	—	—	—	—	402	402
Average interest rate	1.25%	1.50%					1.25%

in other currencies	127	—	—	—	—	—	127	127
Average interest rate	1.12%						1.12%

Cash and Cash equivalents
in US$	290						290	290
Average interest rate	n/a						n/a

in Japanese yen	2						2	2
Average interest rate	n/a						n/a

in HK$	14						14	14
Average interest rate	n/a						n/a

in other currencies	5						5	5
Average interest rate	n/a						n/a

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Material Modification To The Rights Of Security Holders

See “Item 10. Additional Information—Articles of Association”.

Use Of Proceeds

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-110615), filed by us in connection with our initial public offering of H shares in the United States. In connection with the registration of the H shares, a registration statement on Form F-6 (File No.333-110622) was also filed for ADSs representing such H shares. Each of these two registration statements was declared effective by the SEC on December 11, 2003. Our H shares commenced trading on the Hong Kong Stock Exchange on December 18, 2003 and the ADSs on the New York Stock Exchange on December 17, 2003.

The global offering, which consisted of our initial public offering in the United States, an international offering outside the United States and an initial public offering in the Hong Kong, was completed and all of the securities offered in connection therewith were sold. A portion of the securities registered under our registration statement on Form F-1 were sold in Hong Kong public offering and the international offering. China International Capital Corporation Limited, Citigroup Global Markets Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. (in alphabetical order) acted as U.S. representatives for the U.S. underwriters; China International Capital Corporation Limited, Citigroup Global Markets Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (in alphabetical order) acted as international representatives for the international underwriters; and China International Capital Corporation (Hong Kong) Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutche Bank AG, Hong Kong Branch acted as joint lead managers for the Hong Kong underwriters.

The following table sets forth for China Life as the issuer and CLIC as the selling shareholder information regarding our H shares registered and sold in our global offering, including the exercise of the over-allotment option:

	Amount Registered and Sold(1)	Aggregate Price of the Amount Registered and Sold to Date (US$)(2)
China Life	6,764,705,000	3,159,117,235
CLIC	676,470,000	315,911,490
Total	7,441,175,000	3,475,028,725

(1)	The amount of shares registered includes any shares initially offered or sold outside the U.S. that were thereafter sold or resold in the U.S. Offers and sales of shares outside the U.S. were made pursuant to Regulation S under the Securities Act of 1933 and were not covered by the Registration Statement.
(2)	The initial public offering price per ADS in the U.S. and international offerings was US$18.68. The initial public offering price per H share in the Hong Kong public offering, when increased by a 1.0% brokerage fee, a 0.005% Hong Kong Securities and Futures Commission transaction levy, a 0.002% investor compensation levy and a 0.005% Hong Kong Stock Exchange trading fee payable by purchasers, was effectively equivalent to the initial public offering price per ADS in the U.S. and international offerings, based on an exchange rate of HK$7.7640 to US$1.00, the noon buying rate on December 9, 2003, and adjusted for the ratio of 40 H shares per ADS.

The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled RMB 1,385 million, including RMB 1,060 million for underwriting discounts and commissions, and approximately RMB 325 for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

The net proceeds from the initial public of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, 2004, the cash proceeds from our global offering were held in bank deposit accounts. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

ITEM 15. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). They have concluded that, as of December 31, 2003, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In 2003, China Life implemented, and is currently in the process of implementing, additional measures relating to its internal control procedures over financial reporting in order to meet new requirements applicable to it as a listed company and in preparation for the additional requirements of the rules implemented under the U.S. Sarbanes-Oxley Act of 2002.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that our company does not have an audit committee financial expert serving on our audit committee. We are in the process of seeking potential candidates for the audit committee position who will be qualified as an financial expert pursuant to the instruction to paragraph (a) of Item 16A of Form 20-F. We have not been able to find such candidate as of the date of this annual report.

ITEM 16B. CODE OF ETHICS.

We plan to adopt a code of business conduct and ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed the form of the code of business conduct and ethics expected to be adopted at the board meeting to be held on June 29, 2004, as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for the fiscal year of 2003 and 2002.

	Audit Fees		Audit-Related Fees	Tax Fees	Other Fees
	(RMB in millions)
2003	88	(1)	—	—	—
2002	1	(2)	—	—	—

(1)	including the audit fees for our IPO in 2003 and the annual financial statements in connection with statutory and regulatory filings or engagement for the fiscal year of 2003.
(2)	including only the audit fees paid by CLIC in connection with PRC statutory and regulatory filings or engagements for the fiscal year of 2002.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2003, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

PART III

FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the Financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Articles of Association of the Registrant*

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement*

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited*

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited*

4.12	Property Leasing Agreement*

4.13	Non-Competition Agreement*

4.14	Service agreement with independent director Long Yongtu

4.15	Service agreement with independent director Chau Tak Hay

8.1	List of subsidiaries of the Registrant*

11.1	Form of Code of Business Conduct and Ethics

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Miao Fuchun
	Name:	Miao Fuchun
	Title:	Director and Vice President

Date: June 28, 2004

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Articles of Association of the Registrant*

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement*

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited*

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited*

4.12	Property Leasing Agreement*

4.13	Non-Competition Agreement*

4.14	Service agreement with independent director Long Yongtu

4.15	Service agreement with independent director Chau Tak Hay

8.1	List of subsidiaries of the Registrant*

11.1	Form of Code of Business Conduct and Ethics

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Report of Independent Auditors	F-2

Consolidated Profit and Loss Account for the years ended December 31, 2001, 2002 and 2003	F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001, 2002 and 2003	F-6

Consolidated Cash Flow Statements for the years ended December 31, 2001, 2002 and 2003	F-7

Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, cash flow statements and statements of changes in equity present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (collectively referred to as the “Group”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with generally accepted accounting principles in Hong Kong. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Generally accepted accounting principles in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders’ equity as of December 31, 2003 and 2002, to the extent summarized in Note 29 to the consolidated financial statements, except that property, plant and equipment on hand as of January 1, 1997 has been valued on the basis of a valuation performed as of January 1, 2000 rather than at historical cost less depreciation, which is required by U.S. GAAP. As explained in Note 2(n) to the consolidated financial statements, the Group acquired these assets from a predecessor company in 1997 and is unable to obtain historical cost information in respect of such assets from this predecessor.

PricewaterhouseCoopers

Hong Kong

June 25, 2004

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		For the year ended 31 December,
	Note		2001		2002		2003
			RMB million		RMB million		RMB million
REVENUES
Gross written premiums and policy fees			56,869		68,769		69,334
Less: premiums ceded to reinsurers			(1,655)		(1,869)		(1,571)

Net written premiums and policy fees			55,214		66,900		67,763
Net change in unearned premium reserves			(248)		(476)		(547)

Net premiums earned and policy fees			54,966		66,424		67,216

Net investment income	4.1		6,276		8,347		9,825
Net realised gain on investments	4.1		(6)		266		868
Net unrealised gain/(loss) on trading securities	4.1		(322)		(1,067)		247
Other income			293		338		727

Total revenues			61,207		74,308		78,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	12		(10,099)		(7,010)		(8,570)
Accident and health claims and claim adjustment expenses	12		(3,829)		(4,053)		(4,882)
Increase in future life policyholder benefits	12		(33,121)		(45,374)		(43,084)
Interest credited to policyholder contract deposits			(5,779)		(7,095)		(7,260)
Policyholder dividends and participation in profits			(177)		(641)		(1,207)
Amortisation of deferred policy acquisition costs	6		(3,024)		(3,832)		(5,023)
Underwriting and policy acquisition costs			(2,176)		(1,661)		(1,294)
Administrative expenses			(5,100)		(6,162)		(6,862)
Other operating expenses			(1,100)		(634)		(872)
Interest expense on bank borrowings			(5)		(7)		(7)
Statutory insurance levy			(64)		(73)		(85)

Total benefits, claims and expenses			(64,504)		(76,542)		(79,146)

Income before income tax expenses and minority interests	19		(3,297)		(2,234)		(263)
Income tax expenses	20		(4)		(14)		(1,180)

Loss before minority interests			(3,301)		(2,248)		(1,443)
Minority interests			6		(2)		15

Loss attributed to shareholders			(3,295)		(2,250)		(1,428)

Basic and diluted Loss per share	21	RMB	(0.16)	RMB	(0.11)	RMB	(0.07)

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2002	2003
		RMB million	RMB million
ASSETS
Investments
Fixed maturity securities		76,337	70,604
Held-to-maturity securities, at amortised cost	4.4	1,220	—
Non-trading securities, at estimated fair value	4.2	75,117	70,604
Equity securities	4.3	12,171	10,718
Non-trading securities, at estimated fair value	4.2	8,101	5,550
Trading securities, at estimated fair value		4,070	5,168
Term deposits	4.6	123,675	137,192
Statutory deposits - restricted	4.7	991	4,000
Investments in associated companies	4.5	2,035	—
Policy loans		106	116
Securities purchased under agreements to resell	4.8	36,388	14,002
Other		231	—
Cash and cash equivalents		14,529	42,616

		266,463	279,248

Other assets
Accrued investment income	9	4,198	2,875
Premiums receivables	10	1,757	2,801
Reinsurance assets	7	1,224	997
Deferred policy acquisition costs	6	18,084	24,868
Property, plant and equipment, net	8	18,457	12,008
Other	11	3,587	5,923

		47,307	49,472

Total assets		313,770	328,720

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

		As at 31 December
	Note	2002	2003
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Future life policyholder benefits		305,363	82,718
Policyholder contract deposits and other funds		156,273	154,731
Unearned premium reserves		5,036	5,382
Reserves for claims and claim adjustment expenses	13	879	814
Annuity and other insurance balances payable		8,057	638
Premiums received in advance		1,767	2,407
Policyholder deposits		592	—
Policyholder dividends payable		688	1,916
Securities sold under agreements to repurchase	14	3,602	6,448
Bank borrowings	15	313	—
Provision	16	445	—
Other liabilities	17	4,716	6,891
Deferred tax liabilities	20	—	3,686
Statutory insurance fund	18	1,337	333

Total liabilities		489,068	265,964

Contingencies and commitments	25,26
Minority interests		165	320

Shareholders’ equity
Share capital	23	—	26,765
Reserves	24	1,430	34,051
Retained Earnings/(accumulated losses)		(176,893)	1,620

Total shareholders’ equity		(175,463)	62,436

Total liabilities and equity		313,770	328,720

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

	Note	Capital	(Accumulated loss) / retained earnings	Reserves	Total
		RMB million	RMB million	RMB million	RMB million
				(Note 25)
As of 1 January 2001		—	(170,987)	942	(170,045)
Net loss		—	(3,295)	—	(3,295)
Unrealised losses, net of tax		—	—	1,048	1,048
Profit capitalization		—	(117)	117	—
Investments transferred from parties under common control		—	—	(56)	(56)

As of 31 December 2001		—	(174,399)	2,051	(172,348)

As of 1 January 2002		—	(174,399)	2,051	(172,348)
Net loss		—	(2,250)	—	(2,250)
Unrealised losses, net of tax		—	—	(871)	(871)
Profit capitalization		—	(244)	244	—
Investments transferred from parties under common control		—	—	6	6

As of 31 December 2002		—	(176,893)	1,430	(175,463)

As of 1 January 2003		—	(176,893)	1,430	(175,463)

Net loss		—	(1,428)	—	(1,428)
Appropriation to statutory reserve	25	—	(53)	53	—
Unrealised loss, net of tax		—	—	(2,732)	(2,732)
Capital contribution by CLIC	2(a)	20,000	179,994	17,358	217,352
Issue of shares		6,765	—	19,328	26,093
Share issue expenses		—	—	(1,386)	(1,386)

As of 31 December 2003		26,765	1,620	34,051	62,436

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	For the year ended 31 December,
	2001	2002	2003
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(3,295)	(2,250)	(1,428)

Adjustments for non-cash items:
Changes in minority interests	(6)	2	(15)
Net realised and unrealised (loss)/gain on investments	322	1,067	(1,115)
Amortisation of deferred acquisition costs	3,024	3,832	5,023
Other impairments	13	7	93
(Loss) / profit from investments in associated companies	32	6	(16)
Interest credited to policyholder contract deposits	5,799	7,095	7,260
Investment contract policy fees	(2,816)	(5,010)	(6,097)
Depreciation and amortisation	1,115	1,359	1,186
Revaluation of investment properties	—	—	181
Amortisation of fixed maturities’ premiums and discounts	128	129	101
(Gain)/loss on disposal of fixed assets	557	91	(69)
Deferred income tax	—	—	1,041
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(7,497)	(10,649)	(11,806)
Reinsurance assets	(69)	(5)	326
Accrued investment income	(494)	(671)	(184)
Receivables and payables	3,416	3,072	361
Reserves for claims and claim adjustment expenses	151	12	(65)
Unearned premium reserves	249	476	547
Future life policyholder benefits	33,121	45,374	43,066
Statutory insurance fund	83	122	120

Net cash inflow from operating activities	33,833	44,059	38,510

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Fixed maturity securities	17,714	9,711	36,507
Equity securities	7,434	5,371	4,514
Fixed assets	94	283	263

Purchases:
Fixed maturities	(32,899)	(34,161)	(71,540)
Equity securities	(8,660)	(10,911)	(13,575)
Fixed assets	(2,327)	(1,796)	(2,242)
Term deposits, net	(37,380)	(47,593)	(75,724)
Securities purchased under agreements to resell	(10,640)	(5,908)	13,854
Proceeds from investment in securities sold under agreements to repurchase, net	14,518	(11,006)	2,846
Other (mainly policy loans), net	182	112	(69)

Net cash outflow from investing activities	(51,964)	(95,898)	(105,166)

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	For the year ended 31 December,
	2001	2002	2003
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from minority shareholders	—	—	320
Proceeds from shares issued	—	—	24,710
Deposits accepted on investment contracts	27,332	64,574	91,343

Withdrawals from investment contracts	(14,079)	(15,995)	(13,329)
Repayment of bank borrowings	(542)	(66)	(2)
Cash and cash equivalents retained by CLIC upon the consummation of the Restructuring (see note 2(a))	—	—	(8,299)

Net cash inflow from financing activities	12,711	48,513	94,743

Net increase / (decrease) in cash and cash equivalents	(5,420)	(3,326)	28,087

Cash and cash equivalents
Beginning of year	23,275	17,855	14,529

End of year	17,855	14,529	42,616

Supplemental cash flow information
Income tax paid	4	14	8
Interest paid	5	7	7

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	Organization and principal activities

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, and prior to 30 September 2003, CLIC and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

Pursuant to the Restructuring, CLIC transferred to the Company (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after 10 June 1999, having policy terms approved by or filed with the China Insurance Regulatory Commission (the “CIRC”) on or after 10 June 1999 and either (i) recorded as a long-term insurance policy as of 30 June 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after 10 June 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above. These policies are referred to as the “transferred policies”. All other insurance policies were retained by CLIC. These policies are referred to as the “non-transferred policies”. The Company issued 20,000 million Domestic Shares in exchange for various liabilities related to the life insurance business of the transferred policies and certain assets (collectively the “Transferred Business”). CLIC retained (i) various liabilities related to the life insurance business of non-transferred policies and certain assets, (ii) equity interests in all subsidiaries and associated companies, (iii) all non-core businesses, and (iv) the ownership of certain assets and liabilities including certain office buildings, bank balances, investments in fixed maturity securities and equity securities, borrowings, claims, contingent and tax liabilities (collectively the “Non-transferred Business”). On 30 September 2003, CLIC and the Company signed a binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies

The financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment properties and non-trading and trading investments are stated at fair value. The principal accounting policies adopted are set out below:

(a)	Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on 30 September 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended 31 December 2003 included the results of the Transferred Business and Non-transferred Business up to 30 September 2003, the consummation date of the Restructuring and the results of the Transferred Business from 1 October 2003 to 31 December 2003. The consolidated financial statements for the year ended 31 December 2002 include the results of the Transferred Business and Non-transferred Business.

Upon the consummation date of the Restructuring, the Non-transferred business, consisting of an excess of liabilities over assets, retained by CLIC was derecognised and reflected in the Company’s financial statements as a capital contribution on such date. This presentation is considered appropriate as CLIC wholly owns the Transferred Business transferred to the Company before and immediately after the Restructuring. The assets and liabilities retained by CLIC are as follows:

RMB million
ASSETS
Investments	123,774
Accrued investment income	1,507
Premiums receivables	1,249
Property, plant and equipment, net of accumulated depreciation	6,966
Other	7,653

Total assets	141,149

Liabilities
Future life policyholders’ benefits	266,046
Policyholders’ contract deposits and other funds	80,243
Annuity and other insurance balances payable	8,935
Other liabilities	2,003
Statutory insurance fund	1,124

Total liabilities	358,351

Minority interest	150

Net liabilities relating to Non-transferred business retained by CLIC	(217,352)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(b)	Group accounting

(i)	Consolidation

The consolidated financial statements include the financial statements of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company, or, prior to 30 September 2003, CLIC directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

All significant inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

In the company’s balance sheet the investment in subsidiary is stated at cost less provision for impairment losses. The result of subsidiary is accounted for by the company on the basis of dividends received and receivable.

(ii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss accounts include the Group’s share of the results of associated companies for the year, and the consolidated balance sheets include the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(c)	Revenue recognition

Premiums:

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognised as revenue when due from the policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Premiums from the sale of accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognised over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Amounts collected as premiums from investment type contracts are reported as deposits. Revenue from these contracts consists of policy fees charged against the deposit amount for the cost of insurance, administration fees and gains on surrenders during the year. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Turnover of the Group represents gross written premiums and policy fees.

Net investment income:

Net investment income is accrued for interest from term deposits, cash and cash equivalents, fixed maturity securities, securities purchased under agreements to resell, policy loans and other loans, dividends from equity securities, rental income from investment property and share of profits/losses from investment in associates less investment expenses. Net investment income is recorded on an accrual basis and recognised on a time proportion basis, taking into account the principal amount outstanding and the interest rate applicable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(d)	Deferred policy acquisition costs

The costs of acquiring new business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts are amortised over the expected life of the contracts based on a constant rate of the present value of estimated gross profits expected to be realised over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the profit and loss accounts.

(e)	Insurance losses and reserves

Reserves for claims and claim adjustment expenses:

These represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the profit and loss accounts as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholder benefits, policyholder contract deposits and other funds:

These represent liabilities for estimated future policyholder benefit liability for traditional life insurance policies and non-investment-linked investment contracts.

Future life policyholder benefits for traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(e)	Insurance losses and reserves (Continued)

Future life policyholder benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders’ contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for future life policyholder’s benefits offsetting the policyholders’ share of the change in unrealised gains and losses during the year.

(f)	Reinsurance

The Group cedes 15% (20% before 1 January 2003) insurance premiums and risk from short duration accident and health contracts to China Reinsurance Company under relevant statutory reinsurance regulation of the PRC and cedes insurance and premiums risk from other contracts in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. The Group may assume reinsurance business incidental to their normal business. Such business is not significant to the Group’s operations.

Reinsurance assets include the balances due under reinsurance contracts from both insurance and reinsurance companies for paid and unpaid claims and claim adjustment expenses, ceded unearned premiums, ceded future life policy benefits and funds held under reinsurance treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Reinsurance is recorded gross in the balance sheet unless a right of offset exists. The Group evaluates the financial strength of potential reinsurers and continually monitors the financial conditions of reinsurers.

Reinsurance contracts are contracts under which the Group has assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurers.

(g)	Investments in securities

Held-to-maturity securities

Fixed maturities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity.

Held-to-maturity securities are stated in the balance sheet at cost plus/less any discount/premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value that is other than temporary.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(g)	Investments in securities (Continued)

The carrying amounts of individual held-to-maturity securities or holdings of the same securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account as an expense immediately.

Non-trading securities:

Investments other than trading or held-to-maturity are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the investment revaluation reserve, is recognised in the profit and loss account.

Where there is objective evidence that individual investments are impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Trading securities:

Fixed maturities and liquidity securities which the Group buys with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(h)	Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm’s length.

Investment properties are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the Group. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings.

The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to the consolidated profit and loss accounts. Any subsequent increases are credited to the consolidated profit and loss accounts up to the amount previously debited.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(h)	Investments properties (Continued)

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the asset revaluation reserve to the profit and loss accounts.

(i)	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. Impairment loss on policy loans is generally measured based on the present value of expected future cash flows discounted at the instrument’s effective interest rate, except where the value of the asset is collateral dependent, in which case the fair value of the underlying collateral is used. Interest income on impaired assets is recognised based on the original effective rate of interest.

(j)	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreementss to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(k)	Term deposits

Term deposits are bank deposits with fixed maturity dates. They are stated at amortised cost.

(l)	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

(m)	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase; accordingly, such securities continue to be carried on the consolidated balance sheets.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(n)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except for certain assets acquired prior to 1 January 1997. These assets were acquired as a result of the prior restructuring in 1996 of People’s Insurance Company of China (“PICC”), a state-owned enterprise. The restructuring created CLIC’s predecessor as a specialized life insurance subsidiary of PICC. CLIC is unable to obtain historical cost information for assets which were transferred to CLIC in that restructuring. Accordingly, these assets are stated at deemed costs less accumulated depreciation. Deemed cost is determined on the basis of a valuation performed as of 1 January 2000.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, interest costs on borrowings to finance the acquisition, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represents buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation:

Depreciation is computed on a straight-line basis to write down the cost of each asset to their residual value over their estimated useful lives as follows:

Estimated useful lives
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 6 years

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sale:

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the profit and loss account for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(o)	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(p)	Employee benefits

Pension benefits:

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. Under these plans, the Group has no legal or constructive obligation for retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Voluntary payments made to certain former employees and which were not made pursuant to a formal or informal plan are expensed as paid.

Termination and early retirement benefits:

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value using incremental borrowing rates available to the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(p)	Employee benefits (Continued)

Housing benefits:

The Group sold staff quarters to its employees, subject to a number of eligibility requirements, at below market prices. When staff quarters are identified as being subject to sale under these arrangements, the carrying value of the staff quarters is written down to the net recoverable amount. Upon sale, any difference between sales proceeds and the carrying amount of the staff quarters is charged to the consolidated profit and loss accounts. The above staff quarters allocation scheme was phased out during the Relevant Periods in accordance with the policies of the PRC Government. In 1998, the State Council of the PRC issued a circular which stipulated that the sale of quarters to employees at preferential prices should be withdrawn. In 2000, the State Council further issued a circular stating that cash subsidies should be made to the employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures to implement these policies were to be determined by individual provincial or municipal government based on the particular situation of the province or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans, whereby, for those eligible employees who have not been allocated with quarters at all or who have not been allocated with quarters up to the prescribed standards before the staff quarters allocation scheme were terminated, the Group will pay them one-off cash housing subsidies based on their years of service, positions and other criteria. These cash housing subsidies are charged to the consolidated profit and loss accounts in the year in which it was determined that the payment of such subsidies is probable and the amounts can be reasonably estimated. This was completed in year 2001.

In addition, all full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(q)	Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of transaction. Gains and losses resulting from the settlement of such transaction and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate prevailing at the balance sheet date are recognised in the profit and loss account.

(r)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(s)	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

(t)	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in note 3.

(u)	Business risks and uncertainties

The development of liabilities for future policy benefits for the Group’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense, and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency, and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience and, if circumstances warrant, revises its assumptions and the related future policy benefit estimates.

The Group’s investments are primarily comprised of fixed maturity securities, equity securities, and securities purchased under agreements to resell. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments and their related values. In addition, the value of these investments is often derived from an appraisal, an estimate or opinion of value. A significant decline in the fair value of these investments could have an adverse effect on the Group’s financial condition.

The Group’s activities are with policyholders located in the PRC. Note 4 discusses the types of securities that the Group invests in. Note 3 discusses the types of insurance products that the Group offers. The Group does not have any significant concentrations to any one industry or policyholder.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information

(a)	Business segments

The Group has the following main business segments:

(i) Individual life insurance business

Individual life insurance business relates primarily to the sale of life insurance contracts to individuals and comprises participation life insurance business and traditional life insurance business. Participation life insurance business relates primarily to the sale of participating products, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy. Traditional life insurance business relates primarily to the sale of non-participating products and annuities policies, which provides guaranteed benefits to the insured without a participation in the profits.

(ii) Group life insurance business

Group life insurance business relates primarily to the sale of life insurance contracts to group entities and comprises participation life insurance business and traditional life insurance business described as above.

(iii) Accident and health insurance business

The accident and health insurance business relates primarily to the sale of accident and health insurance and accident products.

(iv) Corporate and other

Corporate and other business relates to equity interests in subsidiaries and associated companies not engaged in non-insurance businesses.

(b)	Basis of allocating net investment income and administrative and other operating expenses

Net investment income is allocated among segments in proportion to the respective segments’ average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the expense loadings of products in the respective segments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2001
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
Revenues

Gross written premiums and policy fees	47,571	1,350	7,948	—	56,869
-Term	183	4	—	—
-Whole	22,697	984	—	—
-Endowment	12,976	29	—	—
-Annuity	9,168	63	—	—
Policy fees	2,547	270	—	—
Net premiums earned and policy fees	47,571	1,350	6,045	—	54,966
Net investment income	5,249	926	101	—	6,276
Net realised gains on investments	(5)	(1)	—	—	(6)
Net unrealised losses on trading securities	(269)	(48)	(5)	—	(322)
Other income	—	—	—	293	293

Segment revenue	52,546	2,227	6,141	293	61,207

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(8,740)	(1,348)	(11)	—	(10,099)
Accident and health claims and claim adjustment expenses	—	—	(3,829)	—	(3,829)
Increase in future life policyholder benefits	(32,771)	(350)	—	—	(33,121)
Policyholder dividends and participation in profits	(165)	(12)	—	—	(177)
Amortization of deferred policy acquisition costs	(2,701)	(123)	(200)	—	(3,024)
Underwriting and policy acquisition costs	(1,914)	(2)	(260)	—	(2,176)
Administrative expenses	(3,923)	(41)	(1,136)	—	(5,100)
Other operating expenses	(723)	(17)	(151)	(219)	(1,110)
Interest expenses on bank borrowings	—	—	—	(5)	(5)
Interest credited to policyholder contract deposits	(3,947)	(1,852)	—	—	(5,799)
Statutory insurance levy	—	—	(64)	—	(64)

Segment benefits, claims and expenses	(54,884)	(3,745)	(5,651)	(224)	(64,504)

Segment results	(2,338)	(1,518)	490	69	(3,297)

Income tax expenses	—	—	—	(4)	(4)
Minority interests	—	—	—	6	6

Net profit/ (loss)	(2,338)	(1,518)	490	71	(3,295)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2001
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
ASSET

Investments	157,948	27,873	3,048	—	188,869
Deferred policy acquisition costs	10,495	243	155	—	10,893
Accrued investment income	2,949	521	57	—	3,527

Segment assets	171,392	28,637	3,260	—	203,289

Unallocated
Property, plant and equipment, net					18,347
Other assets					6,472

Total					228,108

Liabilities

Future life policyholder benefits	258,556	1,433	—	—	259,989
Policyholder contract deposits and other funds	70,701	34,908	—	—	105,609
Unearned premium reserves	—	—	4,441	—	4,441
Securities sold under agreements to repurchase	12,216	2,156	236	—	14,608

Reserves for claims and claim adjustment expenses	—	—	867	—	867

Segment liabilities	341,473	38,497	5,544	—	385,514

Unallocated
Other liabilities					14,779

Total					400,293

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2002
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
Revenues

Gross written premiums and policy fees	58,902	749	9,118	—	68,769
Gross written premiums	54,269	372	—	—
-Term	160	1	—	—
-Whole	24,942	344	—	—
-Endowment	19,182	23	—	—
-Annuity	9,985	4	—	—
Policy fees	4,633	377	—	—
Net premiums earned and policy fees	58,902	749	6,773	—	66,424
Net investment income	7,078	1,152	117	—	8,347
Net realised gains on investments	225	37	4	—	266
Net unrealised losses on trading securities	(905)	(147)	(15)	—	(1,067)
Other income	—	—	—	338	338

Segment revenue	65,300	1,791	6,879	338	74,308

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(5,252)	(1,735)	(23)	—	(7,010)
Accident and health claims and claim adjustment expenses	—	—	(4,053)	—	(4,053)
Increase in future life policyholder benefits	(45,487)	113	—	—	(45,374)
Policyholder dividends and participation in profits	(614)	(27)	—	—	(641)
Amortization of deferred policy acquisition costs	(3,574)	(103)	(155)	—	(3,832)
Underwriting and policy acquisition costs	(1,258)	(2)	(401)	—	(1,661)
Administrative expenses	(5,216)	(9)	(937)	—	(6,162)
Other operating expenses	(370)	(7)	(47)	(210)	(634)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(4,599)	(2,496)	—	—	(7,095)
Statutory insurance levy	—	—	(73)	—	(73)

Segment benefits, claims and expenses	(66,370)	(4,266)	(5,689)	(217)	(76,542)

Segment results	(1,070)	(2,475)	1,190	121	(2,234)

Income tax expenses	—	—	—	(14)	(14)
Minority interests	—	—	—	(2)	(2)

Net profit/ (loss)	(1,070)	(2,475)	1,190	105	(2,250)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2002
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
ASSET

Investments	225,944	36,782	3,737	—	266,463
Deferred policy acquisition costs	17,638	343	103	—	18,084
Accrued investment income	3,560	579	59	—	4,198

Segment assets	247,142	37,704	3,899	—	288,745

Unallocated
Property, plant and equipment, net					18,457
Other assets					6,568

Total					313,770

Liabilities

Future life policyholder benefits	304,043	1,320	—	—	305,363
Policyholder contract deposits and other funds	117,951	38,322	—	—	156,273
Unearned premium reserves	—	—	5,036	—	5,036
Securities sold under agreements to repurchase	3,054	497	51	—	3,602
Reserves for claims and claim adjustment expenses	—	—	879	—	879

Segment liabilities	425,048	40,139	5,966	—	471,153

Unallocated
Other liabilities					17,915

Total					489,068

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	58,541	588	10,205	—	69,334
Gross written premiums	52,773	260	—	—
-Term	293	8	—	—
-Whole	25,821	252	—	—
-Endowment	17,819	—	—	—
-Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—
Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenue	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)
Amortization of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expense on bank borrowings	—	—	—	(7)	(7)
Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Statutory insurance levy	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	15	15

Net profit/ (loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
ASSET

Investments	237,416	35,160	6,672	—	279,248
Deferred policy acquisition costs	24,131	559	178	—	24,868
Accrued investment income	2,444	362	69	—	2,875

Segment assets	263,991	36,081	6,919	—	306,991

Unallocated
Property, plant and equipment, net					12,008
Other assets					9,721

Total					328,720

Liabilities

Future life policyholder benefits	81,658	1,060	—	—	82,718
Policyholder contract deposits and other funds	135,090	19,641	—	—	154,731
Unearned premium reserves	—	—	5,382	—	5,382
Securities sold under agreements to repurchase	5,482	812	154	—	6,448
Reserves for claims and claim adjustment expenses	—	—	814	—	814

Segment liabilities	222,230	21,513	6,350	—	250,093

Unallocated
Other liabilities					15,871

Total					265,964

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments

4.1	Investment Results

	2001	2002	2003
	RMB million	RMB million	RMB million
Net investment income:
Fixed maturity securities	1,918	2,723	2,793
Equity securities	893	240	312
Term deposits and cash and cash equivalents	2,714	4,310	5,543
Investment properties	29	67	58
Investment in associated companies	(32)	(6)	16
Policy loans	3	7	4
Securities purchased under agreements to resell	815	1,094	1,121
Other investments	4	9	10

Subtotal	6,344	8,444	9,857
Securities sold under agreements to repurchase	(56)	(71)	(7)
Investment expense	(12)	(26)	(25)

Total	6,276	8,347	9,825

Net realised gain/(loss):
Fixed maturity securities
Gross realised gains	222	602	661
Gross realised losses	(34)	(97)	(104)
Impairment	—	(59)	(7)

Subtotal	188	446	550
Equity securities
Gross realised gains	627	239	458
Gross realised losses	(810)	(417)	(140)
Impairment	(11)	(2)	—

Subtotal	(194)	(180)	318

Total	(6)	266	868

Net unrealised gain/(loss):
Equity securities	(322)	(1,067)	247

Total	(322)	(1,067)	247

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.2	Non-trading securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2002

Fixed maturity securities
Government bonds	49,661	1,634	(316)	50,979
Government agency bonds	20,615	351	(151)	20,815
Corporate bonds	3,212	126	(15)	3,323

Subtotal	73,488	2,111	(482)	75,117

Equity securities
Common stocks, unlisted	957	—	—	957
Funds	7,523	3	(382)	7,144

Subtotal	8,480	3	(382)	8,101

Total	81,968	2,114	(864)	83,218

As at 31 December 2003

Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

The proceeds from sales of non-trading securities and the gross realised gains and losses for the years ended 31 December 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	RMB million	RMB million	RMB million
Proceeds from sales of non-trading securities	17,039	14,390	40,339
Gross realised gains	457	697	919
Gross realised losses	(51)	(389)	(118)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.3	Equity securities

	2002	2003
	RMB million	RMB million
Common stocks	957	—
Funds	11,214	10,718

Total	12,171	10,718

4.4	Fixed maturity securities - maturity schedule

	Amortised cost		Estimated fair value
Held-to-maturity	2002	2003	2002	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	437	—	442	—
After one year but within five years	373	—	400	—
After five years but within ten years	406	—	427	—
After ten years	4	—	4	—

Total	1,220	—	1,273	—

All held-to-maturity investments were retained by CLIC as a result of the Restructuring (see note 1)

	Amortised cost		Estimated fair value
Non-trading	2002	2003	2002	2003
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	3,146	1,652	3,179	1,642
After one year but within five years	18,174	12,949	19,026	13,087
After five years but within ten years	32,603	36,873	33,340	36,460
After ten years	19,565	20,716	19,572	19,415

Total	73,488	72,190	75,117	70,604

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.5	Investments in associated companies

	2002	2003
	RMB million	RMB million
Investment cost	266	—
Share of post acquisition loss	(159)	—

	107	—
Advances to associated companies*	1,928	—

Interest in associated companies	2,035	—

*	The advances to associated companies are non-interest bearing, unsecured and have no fixed repayment terms. All investments in associated companies were retained by CLIC as a result of the Restructuring (see note 1).

4.6	Term deposits

	2002	2003
	RMB million	RMB million
Maturing:
Within one year	6,621	2,349
After one year but within five years	108,953	121,443
After five years but within ten years	7,101	12,400
After ten years	1,000	1,000

Total	123,675	137,192

4.7	Statutory deposits – restricted

	2002	2003
	RMB million	RMB million
Maturing:
Within one year	41	600
After one year but within five years	950	3,400

Total	991	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding. The restricted deposits at 31 December 2003 correspond to Rmb 20,000 million share capital at the time China Life was established (see note 1). The additional share capital raised from the initial public offering in December 2003 was still subject to statutory verification process at the year end. Additional statutory deposits will be made in 2004.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.8	Securities purchased under agreements to resell

	2002	2003
	RMB million	RMB million
Maturing:
Within 30 days	14,740	3,672
After 30 days but within 90 days	6,186	5,229
Over 90 days	15,462	5,101

Total	36,388	14,002

5	Fair value of financial instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

•	Cash and cash equivalents, term deposits, and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Fixed maturity securities: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices except, certain common stocks, which are carried at cost as a reasonable estimate of their fair value.

•	Policy and other loans: the carrying values for policy loans approximate fair value.

•	Policyholder contract deposits and other funds: fair values are calculated by discounted cash flow projections using current market interest rates.

•	Other investment assets: as quoted market prices are generally not readily available for these assets, impairment is assessed on a regular basis, and as significant gains for the Group are not expected to arise, the carrying value of these assets in the balance sheet (generally cost less provision for impairment) is used as an estimate of the fair value.

•	Bank borrowings: As the bank borrowings are at variable interest rates, their carrying values approximate their fair values at the reporting date.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5	Fair value of financial instruments (Continued)

	Total fair value
	2002	2003
	RMB million	RMB million
Fixed maturity securities	76,390	70,604
Equity securities	12,171	10,718
Term deposits	123,675	137,192
Securities purchased under agreements to resell	36,388	14,002
Policy loans	106	116
Other investments	231	—
Cash and cash equivalents	14,529	42,616
Policyholder contract deposits and other funds	(165,727)	(132,998)
Bank borrowings	(313)	—
Securities sold under agreements to repurchase	(3,602)	(6,448)

	Total carrying value
	2002	2003
	RMB million	RMB million
Fixed maturity securities	76,337	70,604
Equity securities	12,171	10,718
Term deposits	123,675	137,192
Securities purchased under agreements to resell	36,388	14,002
Policy loans	106	116
Other investments	231	—
Cash and cash equivalents	14,529	42,616
Policyholder contract deposits and other funds	(156,273)	(154,731)
Bank borrowings	(313)	—
Securities sold under agreements to repurchase	(3,602)	(6,448)

The Group’s activities expose it to a variety of financial risks, including the effects of changes in fixed maturities and equity market prices, and interest rates. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The management provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, credit risk, and liquidity risk.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5	Fair value of financial instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk. Interest rate risk is normally controlled through matching such liabilities with suitable assets. The limited availability of matching assets and the current regulatory constraints in the PRC mean that the Group can only mitigate interest rate risk to a certain extent. If the regulatory constraints are eased, the Group expects to be able to take action to further mitigate the risk.

Market risk

The Group’s investments include mainly securities investment funds and bonds. Among these, the prices of listed securities investment funds and bonds are determined by market forces. The Group’s policy is to hold an appropriately diversified investment portfolio as permitted by laws and regulations to reduce the risk of concentration in one specific industry or company. The Group also actively monitors the market prices of the securities.

Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due. In the normal course of business, the Group attempts to match the maturity of invested assets to the maturity of insurance liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6	Deferred policy acquisition costs

	2001	2002	2003
	RMB million	RMB million	RMB million
Gross
At 1 January (Group)/1 July (Company)	6,241	11,182	18,411
Acquisition costs deferred	8,376	11,240	11,818
Amortisation charged to income	(3,269)	(4,121)	(5,350)
Unrealised gains on investments	(166)	110	285

At 31 December	11,182	18,411	25,164

Ceded
At 1 January (Group)/1 July (Company)	(245)	(289)	(327)
Acquisition costs deferred	(289)	(327)	(296)
Amortisation charged to income	245	289	327

At 31 December	(289)	(327)	(296)

Net
At 1 January (Group)/1 July (Company)	5,996	10,893	18,084
Acquisition costs deferred	8,087	10,913	11,522
Amortisation charged to income	(3,024)	(3,832)	(5,023)
Unrealised gains on investments	(166)	110	285

At 31 December	10,893	18,084	24,868

7	Reinsurance assets

	2002	2003
	RMB million	RMB million
Ceded unearned premiums	1,006	807
Claims recoverable from reinsurers	176	122
Due from reinsurance companies	42	68

Total	1,224	997

Approximately 100% of the reinsurance assets at balance sheet dates were reinsured with China Reinsurance Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8	Property, plant and equipment

	2002	2003
	Total	Investment properties	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Cost or deemed cost
At 1 January	22,476	3,011	14,492	2,224	1,954	1,411	245	23,337

Additions	1,814	—	992	367	189	615	122	2,285
Disposals	(953)	(11)	(271)	(168)	(184)	(25)	(56)	(715)
Revaluation	—	(181)	—	—	—	—	—	(181)
Derecognition (see note 2(a))	—	(2,819)	(4,580)	(559)	(270)	(511)	(158)	(8,897)
Transfer upon completion	—	—	385	4	—	(389)	—	—

At 31 December	23,337	—	11,018	1,868	1,689	1,101	153	15,829

Accumulated depreciation
At 1 January	(4,129)	—	(2,424)	(1,115)	(1,159)	(55)	(127)	(4,880)

Charges for the year	(1,323)	—	(441)	(305)	(313)	—	(85)	(1,144)
Impairment loss	(7)	—	(83)	—	—	(10)	—	(93)
Disposals	579	—	110	84	171	—	—	365
Derecognition (note 2(a))	—	—	1,164	344	201	65	157	1,931

At 31 December	(4,880)	—	(1,674)	(992)	(1,100)	—	(55)	(3,821)

Net book value
At 31 December 2002		3,011	12,068	1,109	795	1,356	118	18,457

At 31 December 2003		—	9,344	876	589	1,101	98	12,008

As at 31 December 2003, the Company was in the process of effecting transfer of title from CLIC of certain properties with net book value at that date of Rmb 310 million. The Company is entitled to the full use of these assets under the restructuring agreement, even though the necessary governmental registrations or approvals have not been obtained. The Company is not aware of any known legal impediments to effect such transfer.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8	Property, plant and equipment (Continued)

The analysis of the cost or valuation at 31 December 2003 and 2002 of the above assets is as follows:

	Investment properties	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
2002:
At cost	—	12,068	1,109	795	1,356	118	15,446
At valuation	3,011	—	—	—	—	—	3,011

	3,011	12,068	1,109	795	1,356	118	18,457

2003:
At cost	—	9,344	876	589	1,101	98	12,008
At valuation	—	—	—	—	—	—	—

	—	9,344	876	589	1,101	98	12,008

9	Accrued investment income

	2002	2003
	RMB million	RMB million
Accrued interest income
—Term deposits	2,589	1,940
—Fixed maturities	1,591	901
—Others	18	34

Total	4,198	2,875

10	Premiums receivables

The ageing of premiums receivable is within 2 months.

11	Other

	2002	2003
	RMB million	RMB million
Receivable for fund units redeemed	—	4,784
Due from CLIC	—	742
Deposits	103	150
Long-term deferred expenses	57	32
Advances	1,420	31
Inventory held by real estate subsidiaries	240	—
Foreclosed assets	200	—
Entrusted funds receivable	1,513	—
Others	54	184

Total	3,587	5,923

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

12	Benefits, claims and expenses

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2001
Accident and health claims and claim adjustment expenses	4,786	(957)	3,829
Life insurance death and other benefits	10,099	—	10,099
Increase in future life policyholder benefits	33,121	—	33,121

Total insurance benefits and claims	48,006	(957)	47,049

For the year ended 31 December 2002
Accident and health claims and claim adjustment expenses	5,066	(1,013)	4,053
Life insurance death and other benefits	7,010	—	7,010
Increase in future life policyholder benefits	45,374	—	45,374

Total insurance benefits and claims	57,450	(1,013)	56,437

For the year ended 31 December 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves

Long duration contract liabilities arising from traditional life products include, depending on contract type, policyholder account balances or the present value of future benefits less present value of valuation premiums. Short duration contract liabilities relate to accident and health products of one year duration or less.

The liabilities for future life policyholder benefits have been established in accordance with the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” and the provision regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments”.In accordance with the provisions of this standard, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognised. Currently, there is no specific standard under HK GAAP on the determination of future policyholder benefits. We have adopted the US standard as our accounting policy. These estimates are based on the following assumptions:

(i) Interest rates are based on estimates of future yields on the Company’s investments. The discount rates used for policies issued prior to 2003 increase from 3.8% to 5.0%, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining its interest rate assumptions, the Company considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Based on a review of the Company’s investment performance and the market condition, the Company revised the discount rates for policies issued in 2003 such that they increase from 3.65% to 5%, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. Actual investment yields in the years ended 31 December 2001, 2002 and 2003 were 4.1%, 3.8% and 3.4% respectively. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

(ii) Mortality and morbidity rates, varying by age of the insured, and lapse rates, varying by contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions used for 1999 through 2002 are based upon the results of an analysis of the Company’s actual mortality, morbidity and lapse experience incurred in those years. This mortality, morbidity and lapse experience was found to be comparable in those periods. Based on the findings of a subsequent study of the Company’s experience and the Company’s knowledge of the business, the mortality assumption and the morbidity assumption remain unchanged for policies issued in 2003, but the lapse assumption for certain types of policies issued in 2003 has been revised.

In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life table. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, the principal regulatory authority at the time. The tables are based on policy samples drawn from 43 subsidiaries and mortality experience of these sample policies during the period 1 January 1990 to 31 December 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves (Continued)

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs used for 1999 through 2002 were estimated to be 2% of premiums plus a fixed per-policy expense. The per-policy costs used for 2003 were estimated to be 1.75% of premiums plus a fixed per-policy expense.

Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the Restructuring.

Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, in accordance with the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realised Gains and Losses from the Sale of Investments”.

The amount of policyholder dividends to be paid is determined annually. Policyholder dividends include life policyholder’s share of net income and unrealised appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Reserves for claims and claim adjustment expenses were as follows:

	2001	2002	2003
	RMB million	RMB million	RMB million
At 1 January
Gross reserves for claims and claim adjustment expenses	716	867	879
Reinsurance recoverable	(143)	(174)	(176)

Net reserves for claims and claim adjustment expenses	573	693	703

Claims and claim adjustment expenses incurred	4,786	5,066	5,744
Claims and claim adjustment expenses paid	(4,635)	(5,054)	(5,809)
At 31 December
Gross reserves for claims and claim adjustment expenses	867	879	814
Reinsurance recoverable	(174)	(176)	(122)

Net reserves for claims and claim adjustment expenses	693	703	692

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves (Continued)

Accident and health claims are generally settled within 2 months when the claims are reported. Accordingly, no material amount of the charge for claims incurred relates to prior years. The Group believes that the final claims and claim adjustment expenses incurred would not differ materially from the amounts provided at period ends.

Claims paid and incurred, and the ratios of claims incurred to net accident and health premiums were as follows:

	2001	2002	2003
	RMB Million	RMB Million	RMB Million
Claims incurred – net	3,829	4,053	4,882
Claims incurred ratio	63%	60%	60%

14	Securities sold under agreements to repurchase

Liabilities are due within thirty days from the balance sheet date. The carrying values of fixed maturity securities pledged as collateral are as follows:

	2002	2003
	RMB million	RMB million
Fixed maturities pledged	3,600	6,448

15	Bank borrowings

Bank borrowings and related investment properties and property, plant and equipment pledged were retained by CLIC as a result of the Restructuring.

Maturity Schedule

	2002	2003
	RMB million	RMB million
Short-term borrowings	311	—
Long-term borrowings- within 1 year	2	—

Total	313	—

	2002	2003
	RMB million	RMB million
Carrying value of investment properties, net, pledged	365	—
Net book value of property, plant and equipment pledged	65	—

Total	430	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

16	Provision

Provision for early retirement and termination relates to benefits payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

	2002	2003
	RMB million	RMB million
As at 1 January	330	445
Additional provision	224	74
Payment for the year	(109)	(59)
Derecognition (see note 2(a))	—	(460)

As at 31 December	445	—

17	Other liabilities

	2002	2003
	RMB million	RMB million
Payable to State Social Security Fund (a)	—	2,472
Reserve for commission and expenses	1,047	1,071
Salary payable	667	726
Agent deposits	451	486
Staff welfare payable	561	672
Tax payable	258	375
Payable to constructors	336	124
Reinsurance liabilities	200	—
Regulatory fee payable	108	88
Others	1,088	877

Total	4,716	6,891

(a)	As part of the initial public offering of China Life’s shares, CLIC also sold some of its holdings in China Life to public investors. The proceeds from CLIC’s sale, net of listing expenses amounting to RMB 2,472 million was remitted to China Life and is payable to the State Social Security Fund in accordance with rules issued by the State Council in June 2001.

18	Statutory insurance fund

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance. No additional insurance guarantee fund will be provided once it reaches 6% of total assets.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19	Profit/(loss) before taxation

Profit/loss before taxation is stated after charging the following:

	2001	2002	2003
	RMB million	RMB million	RMB million
Charging
Staff costs
Wages and salary	1,726	2,493	2,879
Housing benefits	565	90	139
Contribution to the defined contribution pension plan	105	146	122
Depreciation – owned property, plant and equipment	1,085	1,323	1,144
Loss on disposal of property, plant and equipment	49	91	124
Deficit on revaluation of investment properties	—	—	181

20	Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2001	2002	2003
	RMB million	RMB million	RMB million
Current taxation:
- Enterprises income tax	4	14	139
Deferred taxation relating to the origination and reversal of temporary differences	—	—	1,041

Taxation charges	4	14	1,180

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Taxation (Continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2001	2002	2003
	RMB million	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	(3,297)	(2,234)	(263)

Tax computed at the statutory tax rate of 33%	(1,087)	(737)	(87)
Non taxable income	(14)	(8)	(183)
Expenses not deductible for tax purposes	1,267	1,546	628
Unrecognised deferred tax assets	(162)	(787)	822

Income taxes at effective tax rate	4	14	1,180

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary and wages expenses in excess to deductible amounts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Taxation (Continued)

(c)	At 31 December 2003, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

2003
RMB million
At 1 January	—
Deferred taxation (credited)/charged to profit and loss account	1,041
Taxation charged to equity	2,645

At 31 December	3,686

The deferred taxation charged to equity during the year is as follows:

2003
RMB million
- change in unrealised gains/losses of non-trading securities	(594)
- arising from the Restructuring	3,239

2,645

No deferred tax assets have been recognised by the Group in 2002. The unrecognised net deferred tax assets in 2002, are analysed as follows:

2002
RMB million
Tax value of loss carried forward	10,082
Future policyholder benefits and policyholder contract deposits and other fund	47,041
Provision for assets impairment	1,708
Deferred policy acquisition costs	(5,945)
Others	915

Unrecognised deferred tax assets	53,801

Pursuant to the Restructuring on 30 September 2003, all the unrecognised tax losses of the Group were retained by CLIC and the Group has no unrecognised tax losses as at 31 December 2003.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Taxation (Continued)

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million
At 1 January, 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At 31 December, 2003	(8,206)	(112)	(8,318)

Deferred tax assets	Future policyholder benefits and policyholder contract deposit and other funds	Revaluation surplus	Unearned premium reserve	Unrealised loss	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January, 2003	—	—	—	—	—
(Charged) / credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At 31 December, 2003	3,512	534	117	469	4,632

2003
RMB million
Deferred tax assets	4,632
Deferred tax liabilities	(8,318)

(3,686)

21	Loss per share

There is no difference between basic and diluted loss per share. The basic and diluted loss per share for the year ended 31 December 2003 is based on the weighted average number of 20,249,798,526 (2001:20,000million;2002: 20,000million) ordinary shares in issue during the year.

For the purpose of loss per share computations, the company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for all periods presented.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22	Significant related party transactions

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the company as of 31 December 2003:

Significant related party	Relationship with the Company
China Life Insurance Company (“CLIC”)	The ultimate holding Company
China Life Assets Management Company Limited (“AMC”)	A subsidiary of the Company
Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended 31 December 2003.

	Note	2003
		RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i)	953
Asset management fee receivable from CLIC	(ii)	26
Property leasing expense payable to CLIC	(iii)	169
Transaction with AMC
Asset Management fee expense paid to AMC by the Company	(ii)	8

Note:

(i).	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company has entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB 8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22	Significant related party transactions (Continued)

(b)	Transactions with CLIC and AMC (Continued)

(ii).	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, the CLIC and the Company agreed to pay AMC a monthly service fee.

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. It was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return as agreed by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

Under a separate agreement signed by CLIC and the Company on 30 September 2003, the Company agreed to invest and manage the assets entrusted to it by CLIC for the period prior to the establishment of AMC on 30 November 2003. Under the agreement, the scope of service to be provided by the Company and the calculation basis of the monthly service are the same as the agreement signed between CLIC and AMC as mentioned above.

(iii).	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22	Significant related party transactions (Continued)

(c)	Amounts due from / to CLIC

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest leasing, unsecured and has no fixed repayment terms.

2003
RBM million
Due from CLIC	1,668
Due to CLIC	(926)
Other liabilities due to Zhongbaoxin Real Estate Development Co. Ltd	(112)

23	Share Capital

	Registered, issued and fully paid
	Ordinary shares of RMB 1 each
	No. of shares	RMB million
At 30 June 2003 (a)	20,000,000,000	20,000
Issue of shares (b)	6,764,705,000	6,765

At 31 December 2003	26,764,705,000	26,765

(a)	On 30 June 2003, 20,000,000,000 shares of RMB 1 each were allotted and issued to CLIC for the transfer of the Transferred Business from CLIC to the company. (see note 1)
(b)	Pursuant to the board resolution passed on 10 September 2003, the company completed its initial public offering as follows:

i).	Issued an aggregate of 5,882,353,000 shares of RMB 1 each including an offering of 4,731,937,000 shares at HK$3.59 per share on The Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 28,760,400 American Depositary Shares (“ADSs”, each representing 40 shares) at US$ 18.68 on the New York Stock Exchange Inc., on 18 December 2003; and

ii).	Issued 882,352,000 shares of RMB 1 each at HK$ 3.625 per share by way of a placing among professional and institutional investors on 22 December 2003, upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned initial public offering of shares, net of direct listing expenses amounted to approximately RMB 24,707 million. The resulting share premium amounted to approximately RMB 17,942 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

24	Reserves

	Additional Paid in Capital	Unrealised gain/(loss)	Statutory Common Reserve Fund	Statutory Common Welfare Fund	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2001	(198)	1,140	—	—	942
Profit capitalisation	117	—	—	—	117
Investments transferred from parties under common control	(56)	—	—	—	(56)
Unrealised loss, net of tax	—	1,048	—	—	1,048

At 31 December 2001	(137)	2,188	—	—	2,051
Profit capitalisation	244	—	—	—	244
Investments transferred from parties under common control	6	—	—	—	6
Unrealised loss, net of tax	—	(871)	—	—	(871)

At 31 December 2002	113	1,317	—	—	1,430
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,732)	—	—	(2,732)
Appropriation to statutory reserve	—	—	27	26	53
Capital contribution by CLIC	16,721	637	—	—	17,358

At 31 December 2003	34,776	(778)	27	26	34,051

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is Rmb 212 million.

25	Contingencies

The following is a summary of the significant contingent liabilities:

	2002	2003
	RMB million	RMB million
Outstanding loan guarantees	443	—
Pending lawsuits	189	45

a)	CLIC has retained the obligation as the guarantor for external borrowing by certain third party entities as a result of the Restructure.
b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Commitments

(a)	Capital commitments

	2002	2003
	RMB million	RMB million
Acquisition of property, plant and equipment	752	239

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	2002	2003
	RMB million	RMB million
Land and buildings
Not later than one year	63	335
Later than one year but not later than five years	169	670
Later than five years	22	—

The operating lease payments charged to the profit and loss account for the year ended 31 December 2003 was RMB 299 million (2002: RMB 287 million).

27	Ultimate holding company

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

28	Subsequent events

On January 30 2004, the Audit General of the National Audit Office of China (the “CNAO”) announced that it had carried out an audit of the financial statements of CLIC, our predecessor. The CNAO audit decision, dated March 30 2004, which covers activities up to 2002, found that (i) there had been irregular use of RMB 2,368 million of insurance funds, and irregular operations involving RMB 2,374 million in the use of agents that was not in compliance with regulations and overpayment of surrender value by some branches of CLIC; including the use of agents not legally qualified in the insurance business, changes in premium rates and the scope of coverage without proper approval, and overpayment of surrender value and annuity payments when due; (ii) certain branches of CLIC had overstated or understated expenses and income resulting in the underpayment of taxes in the amount of RMB 1.26 million; (iii) certain branches of CLIC maintained “unauthorized reserves” which involved an accumulated amount of RMB 32.31 million, among which RMB 11.09 million had been accumulated after 2001; and (iv) CLIC had failed to pay taxes when due in an amount of RMB 43.06 million.

CLIC was directed to pay a total of approximately RMB 67.48 million (approximately US$ 8.15 million), including RMB 9.16 million of business taxes and surcharges, RMB 9.97 million of income taxes, RMB 37.26 million of other taxes and RMB 11.09 million in fines. The decision requires CLIC to rectify the irregular use of reinsurance funds and irregular operations described in section (i) above, and to submit a report on such rectification to the CNAO The audit decision also requires CLIC make such changes to its books and accounts described in sections (ii) and (iii) above to correct accounting entries regarding overstatement and understatement of expenses and income addressed in the report, and to submit reports on such adjustments to the CNAO. The Company has reviewed the issues referred to in the CNAO audit decision and believes that such issues will not have a material impact on the Company’s results of operations, cash flows or financial position.

As of June 21, 2004, there have been nine complaints filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. Eight of the nine complaints allege that China Life and the other named persons violated Section 10(b) and Section 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 under the Exchange Act by failing to disclose the audit review by the CNAO of CLIC. On the basis of similar allegations, the remaining complaint alleges that China Life and the other named persons violated Section 11 and Section 15 of the U.S. Securities Act of 1933 by distributing a prospectus containing materially misleading statements. Each complaint seeks to recover damages on behalf of a purported class of persons who purchased the Company’s publicly traded securities and seeks an award of damages in an unspecified amount, plus expert and attorneys’ fees. The plaintiffs have filed a motion for the consolidation of the complaints, selection of a lead plaintiff and approval of counsel appointed by the lead plaintiff. This motion is still pending. The Company expects that the complaints will be consolidated and that a consolidated amended complaint will be filed. In connection with these actions, the Company has engaged U.S. counsel to contest the complaints vigorously on behalf of the Company. Therefore, the likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP for the year ended 31 December 2001, 2002 and 2003 are as follows:

	2001	2002	2003
	RMB million	RMB million	RMB million
Net loss under HK GAAP	(3,295)	(2,250)	(1,428)
US GAAP adjustments
Depreciation of investment properties	(41)	(67)	(40)
Deficit on revaluation of investment properties	—	—	181

Net loss under US GAAP	(3,336)	(2,317)	(1,287)

Net loss per share	(0.17)	(0.12)	(0.06)

The effect on shareholder’s equity of significant differences between HK GAAP and US GAAP as at 31 December 2002 and 2003.

	As at 31 December
	2002	2003
	RMB million	RMB million
Shareholders’ equity under HK GAAP	(175,463)	62,436
US GAAP adjustments
Accumulated Depreciation of investment properties	(178)	—

Shareholders’ equity under US GAAP	(175,641)	62,436

Investment Properties

Under HK GAAP, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling Rmb 181 million charged to the consolidated profit and loss account under HK GAAP. As at 30 September 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Company’s shareholder’s equity.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

Property, plant, and equipment

Certain property, plant and equipment on hand as of 1 January 2000 have been valued at fair values rather than at historical cost less depreciation, which is required by US GAAP. The Group has not been able to quantify the effect of the difference in accounting treatment because, prior to 1 January 1997, the predecessor company did not maintain sufficiently detailed historical cost records. The fair market values recorded in the opening balance of the Group at 1 January 2000 have been carried forward as the deemed cost.

(b)	Accumulated other comprehensive income/(loss) represents the cumulative gains and losses on items that are not reflected in earnings. The balances and activities for the years ended 31 December 2001, 2002 and 2003 are as follow:

	As at 31 December
	2001	2002	2003
	RMB million	RMB million	RMB million
Changes in net unrealised gains/(losses) on investment securities:
Net unrealised losses arising during the period	1,601	(234)	(3,457)
Reclassification adjustment for losses included in net earnings	(387)	(747)	(154)

Sub-total	1,214	(981)	(3,611)
Adjustments for:
Deferred acquisition costs	(166)	110	285
Income tax effect there of	—	—	594

Total other comprehensive loss	1,048	(871)	(2,732)

(c)	Statutory Information

	Year ended 31 December
	2002	2003
	RMB million	RMB million
Statutory capital and surplus	(71,680)	50,948
Minimum statutory capital and surplus necessary to satisfy regulatory requirement	17,453	12,906

According to Article 2003. 1 issued by the CIRC, all insurance companies have to report their statutory capital and surplus (i.e. solvency margin) to the CIRC at the end of each fiscal year. The solvency adequacy ratio is computed by dividing the actual solvency margin by the minimum solvency margin. CIRC will closely monitor those insurance companies with solvency adequacy ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(d)	Disclosures about investments in an unrealised loss position that are other than temporarily impaired

		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Fixed maturity securities

Government bonds	Fair value Unrealised losses	24,353 1,281	2,061 115	— —	26,414 1,396

Government agency bonds	Fair value Unrealised losses	20,371 451	77 5	— —	20,448 456

Corporate bonds	Fair value Unrealised losses	3,392 203	159 5	— —	3,551 208

Equity securities	Fair value Unrealised losses	895 5	421 2	— —	1,316 7

Total temporary impaired securities	Fair value Unrealised losses	49,011 1,940	2,718 127	— —	51,729 2,067

Non-trading securities have generally been identified as temporarily impaired if their amortized cost as at 31 December 2003 was greater than their fair value, resulting in an unrealised loss. Unrealised gained and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table. Unrealised losses are largely due to interest rate fluctuations. Based on a review of these investment holdings, it is believed that the contractual terms of these non-trading securities will be met. A total 97 fixed maturity securities positions (5 equity securities positions) were in a unrealised loss position at 31 December 2003 of which 92 (3 equity securities positions) were in a continuous loss position for less than 6 months and 5 positions for more than 6 months but less than 12 months (2 equity securities positions).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(e)	The movement on the deferred income tax balance is as follows:

	At 1 January 2003	Deferred taxation charged / (credited) to profit and loss account	Arising from restructuring	Change in unrealised gains/losses of non- trading securities	At 31 December 2003
	RMB million	RMB million	RMB million	RMB million	RMB million
Tax value of loss carried forward	10,082	822	(10,904)	—	—
Future policyholder benefits and policyholder contract deposits and other fund	47,041	1,736	(45,265)	—	3,512
Provision for assets impairment	1,708	331	(2,039)	—	—
Others	1,366	(58)	(657)	469	1,120

	60,197	2,831	(58,865)	469	4,632
Less: valuation allowance	(53,801)	(1,640)	55,441	—	—

Deferred income tax assets	6,396	1,191	(3,424)	469	4,632

Deferred policy acquisition costs	(5,945)	(2,166)	—	(95)	(8,206)
Others	(451)	(66)	185	220	(112)

Deferred income tax liabilities	(6,396)	(2,232)	185	125	(8,318)

Net deferred income tax liabilities	—	(1,041)	(3,239)	594	(3,686)

Net deferred income tax assets of Rmb 3,239 million were retained by CLIC on 30 September 2003 and was charged to the shareholders’ equity as part of the Restructuring.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(f)	Recently issued accounting standards

In January 2003, the FASB issued FASB Interpretation No.46 (“FIN 46”), “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both. FIN 46 is effective immediately for VIEs created after 31 January 2003 and is effective 1 January 2004 for VIEs created prior to 1 February 2003. The Group does not expect that the adoption of FIN 46 will have a material impact on the Group’s financial position or its result of operations.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts.” The SOP provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after 15 December 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. Management does not expect that the adoption of SOP 03-1 will have a material impact on the Group’s financial position or its results of operations.

In May 2004, the Hong Kong Society of Accountants (“HKSA”) issued Hong Kong Accounting Standard 32 (HKAS 32): “Financial Instruments: Disclosure and Presentation”. This Standard contains requirements for the presentation of financial instruments and identifies the information that should be disclosed about them. This new accounting standard is effective for annual periods beginning on or after 1 January 2005. The Group is currently assessing the impact of HKAS 32 on its financial position and its operations.

In May 2004, the HKSA issued Hong Kong Accounting Standard 39 (HKAS 39): “Financial Instruments: Recognition and Measurement”. This Standard establishes principles for recognising and measuring, financial assets, financial liabilities and some contracts to buy or sell non-financial items. This new accounting standard is effective for annual periods beginning on or after 1 January 2005. The Group is currently assessing the impact of HKAS 39 on its financial position and its operations.

In March 2004, the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standard 4 (IFRS 4): “Insurance Contracts”. This Standard specifies the financial reporting for insurance contracts by any entity that issues such contracts. The HKSA has indicated that it plans to converge with IFRS on 1 January 2005. The Group is considering the potential impact of IFRS 4 on the assumption that a standard equivalent to IFRS 4 is issued in Hong Kong and effective on 1 January 2005 in accordance with the HKSA’s program for convergence with IFRS by that date.