Form 20-F
period 2004-12-31
CHINA LIFE INSURANCE CO LTD
filed 2005-05-27
CIK 1268896

As filed with the Securities and Exchange Commission on May 27, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
American depositary shares	New York Stock Exchange, Inc.

H shares, par value RMB1.00 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 40 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2004, 19,323,530,000 domestic shares and 7,441,175,000 H shares, par value RMB1.00 per share, were issued and outstanding. Both domestic shares and H shares are ordinary shares. H shares are listed on the Hong Kong Stock Exchange.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

CHINA LIFE INSURANCE COMPANY LIMITED

	FORWARD-LOOKING STATEMENTS	3
	CERTAIN TERMS AND CONVENTIONS	4

PART I		6

Item 1.	Identity of Directors, Senior Management and Advisers.	6
Item 2.	Offer Statistics and Expected Timetable.	6
Item 3.	Key Information.	6
	Selected Financial Data	6
	Capitalization and Indebtedness	13
	Reasons for the Offer and Use of Proceeds	13
	Risk Factors	13
Item 4.	Information on the Company.	29
	History and Development of the Company	29
	Business Overview	36
	Organization Structure	77
	Property, Plants and Equipment	78
Item 5.	Operating and Financial Review and Prospects.	78
	Overview	78
	Factors Affecting Our Results of Operations	82
	Operating Results	95
	Liquidity and Capital Resources	109
	Research and Development, Patents and Licenses	111
	Trend Information	111
	Off-Balance Sheet Arrangements	111
	Tabular Disclosure of Contractual Obligations	111
	Reconciliation of Hong Kong Generally Accepted Accounting Principles (H.K. GAAP) and United States Generally Accepted Accounting Principles (U.S. GAAP)	111
Item 6.	Directors, Senior Management and Employees.	112
	Directors and Senior Officers	112
	Compensation	117
	Board Practices	119
	Employees	120
	Share Ownership	120
Item 7.	Major Shareholders and Related Party Transactions.	120
	Major Shareholders	120
	Related Party Transactions	121
	Interests of Experts and Counsel	128
Item 8.	Financial Information.	129
	Consolidated Financial Statements and Other Financial Information	129
	Significant Changes	131
	Embedded Value	131
Item 9.	The Offer and Listing.	134
Item 10.	Additional Information.	134

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements state our intentions, beliefs, expectations or predictions for the future, in particular under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information – Embedded Value”.

The forward-looking statements include, without limitation, statements relating to:

•	future developments in the insurance industry in China;

•	the industry regulatory environment as well as the industry outlook generally;

•	the amount and nature of, and potential for, future development of our business;

•	the outcome of litigation and regulatory proceedings that we currently face or may face in the future;

•	our business strategy and plan of operations;

•	the prospective financial information regarding our business;

•	our dividend policy; and

•	information regarding our embedded value.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2002, the China Insurance Yearbook 2003, the China Insurance Yearbook 2004, the National Bureau of Statistics of China and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with H.K. GAAP or U.S. GAAP. Our market share information set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. Under PRC GAAP, premiums include premiums and deposits.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 8.2765, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The noon buying rate on May 26, 2005 on this basis was RMB 8.2765 to US$1.00. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2004 or at all.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this annual report and as of and for the years ended December 31, 2000 and 2001 from our audited consolidated financial statements not included in this annual report. As described below, the financial statements as of and for the years ended December 31, 2000, 2001 and 2002 present the financial results of our predecessor company, CLIC, and the 2003 statements of results of operations and cash flows present the results of CLIC for the nine-month period ended September 30, 2003 together with our results for the three-month period ended December 31, 2003. The financial statements are prepared and presented in accordance with H.K. GAAP. For a reconciliation of our net profit and shareholders’ equity to U.S. GAAP, see Note 26 of the notes to the financial statements included elsewhere in annual report.

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

	For the year ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Consolidated Profit and Loss Accounts Data
H.K. GAAP

Revenues
Gross written premiums and policy fees	44,714	56,869	68,769	69,334	66,257	8,005
Less: premiums ceded to reinsurers	(1,501)	(1,655)	(1,869)	(1,571)	(1,182)	(143)

Net written premiums and policy fees	43,213	55,214	66,900	67,763	65,075	7,863
Net change in unearned premium reserves	(314)	(248)	(476)	(547)	(67)	(8)

Net premiums earned and policy fees	42,899	54,966	66,424	67,216	65,008	7,855

Net investment income	4,374	6,276	8,347	9,825	11,317	1,367
Net realized gains/(losses) on investments	(23)	(6)	266	868	(237)	(29)
Net unrealized gains/(losses) on investments	298	(322)	(1,067)	247	(1,061)	(128)
Other income	827	293	338	727	1,779	215

Total revenues	48,375	61,207	74,308	78,883	76,806	9,280

Benefits, claims and expenses
Insurance benefits and claims

Life insurance death and other benefits	(8,467)	(10,099)	(7,010)	(8,570)	(6,816)	(824)
Accident and health claims and claim adjustment expenses	(2,767)	(3,829)	(4,053)	(4,882)	(6,418)	(775)
Increase in future life policyholder benefits	(27,738)	(33,121)	(45,374)	(43,084)	(33,154)	(4,006)
Interest credited to policyholder contract deposits	(4,505)	(5,799)	(7,095)	(7,260)	(4,320)	(522)
Policyholder dividends and participation in profits	(7)	(177)	(641)	(1,207)	(2,048)	(247)
Amortization of deferred policy acquisition costs	(1,745)	(3,024)	(3,832)	(5,023)	(6,263)	(757)
Underwriting and policy acquisition costs	(3,073)	(2,176)	(1,661)	(1,294)	(1,472)	(178)
Administrative expenses	(4,318)	(5,100)	(6,162)	(6,862)	(6,585)	(796)
Other operating expenses	(2,602)	(1,110)	(634)	(872)	(131)	(16)
Interest expense on bank borrowings	(29)	(5)	(7)	(7)	—	—
Statutory insurance levy	(59)	(64)	(73)	(85)	(96)	(12)

Total benefits, claims and expenses	(55,310)	(64,504)	(76,542)	(79,146)	(67,303)	(8,132)

Profit/(loss) before income tax expense and minority interests	(6,935)	(3,297)	(2,234)	(263)	9,503	1,148
Income tax expense	(14)	(4)	(14)	(1,180)	(2,280)	(275)

Profit/(loss) before minority interests	(6,949)	(3,301)	(2,248)	(1,443)	7,223	873
Minority interests	(41)	6	(2)	15	(52)	(6)

Net profit/(loss) attributable to shareholders	(6,990)	(3,295)	(2,250)	(1,428)	7,171	866

Dividends	—	—	—	—	—	—
Basic and diluted profit/(loss) per share(1)	(0.35)	(0.16)	(0.11)	(0.07)	0.27	0.03

U.S. GAAP
Revenues	48,375	61,207	74,308	78,883	76,806	9,280
Net profit/(loss)	(7,026)	(3,336)	(2,317)	(1,287)	7,171	866
Net profit/(loss) per share(1)	(0.35)	(0.17)	(0.12)	(0.06)	0.27	0.03
Net profit/(loss) per ADS(1)	(14.05)	(6.67)	(4.63)	(2.54)	10.72	1.30

(1)	The 20,000,000,000 shares issued to CLIC in the restructuring have been given retroactive treatment for purposes of computing per share and per ADS amounts. Numbers for the years ended December 31, 2003 and 2004 are based on the weighted average number of 20,249,798,526 shares and 26,764,705,000 shares, respectively, in issue during such years. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.

	As of December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Balance Sheet Data
H.K. GAAP

Assets

Investments
Fixed maturity securities	37,684	53,284	76,337	70,604	150,234	18,152
Equity securities	6,794	7,698	12,171	10,718	17,271	2,087
Term deposits	39,653	76,083	123,675	137,192	175,498	21,204
Statutory deposits—restricted	40	990	991	4,000	4,000	483
Investments in associated companies	2,031	2,036	2,035	—	—	—
Policy loans	109	107	106	116	391	47
Securities purchased under agreements to resell	19,840	30,480	36,388	14,002	279	34
Other	572	336	231	—	—	—
Cash and cash equivalents	23,275	17,855	14,529	42,616	27,217	3,288

Total investments	129,998	188,869	266,463	279,248	374,890	45,296

Other assets
Accrued investment income	3,033	3,527	4,198	2,875	5,084	614
Premiums receivable	1,388	1,844	1,757	2,801	3,912	473
Reinsurance assets	970	1,100	1,224	997	1,297	157
Deferred policy acquisition costs	5,996	10,893	18,084	24,868	32,787	3,961
Property, plant and equipment, net of accumulated depreciation	15,617	18,347	18,457	12,008	12,250	1,480
Other	5,375	3,528	3,587	5,923	3,451	417

Total other assets	32,379	39,239	47,307	49,472	58,781	7,102

Total assets	162,377	228,108	313,770	328,720	433,671	52,398

	As of December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Liabilities and equity

Liabilities
Future life policyholder benefits	226,868	259,989	305,363	82,718	117,301	14,173
Policyholder contract deposits and other funds	89,373	105,609	156,273	154,731	225,996	27,306
Unearned premium reserves	4,131	4,441	5,036	5,382	5,212	630
Reserves for claims and claim adjustment expenses	716	867	879	814	1,215	147
Annuity and other insurance balances payable	4,029	6,362	8,057	638	2,801	338
Premiums received in advance	735	1,481	1,767	2,407	2,447	296
Policyholder deposits	694	629	592	—	—	—
Policyholder dividends payable	2	177	688	1,916	2,037	246
Securities sold under agreements to repurchase	90	14,608	3,602	6,448	—	—
Bank borrowings	921	379	313	—	—	—
Provision	73	330	445	—	—	—
Other liabilities	3,489	4,206	4,716	6,891	4,960	599
Deferred tax liabilities	—	—	—	3,686	4,371	528
Statutory insurance fund	1,132	1,215	1,337	333	429	52

Total liabilities	332,253	400,293	489,068	265,964	366,769	44,315

Commitments and contingencies
Minority interests	169	163	165	320	372	45
Shareholders’ equity	(170,045)	(172,348)	(175,463)	62,436	66,530	8,038

Total liabilities and equity	162,377	228,108	313,770	328,720	433,671	52,398

U.S. GAAP
Total assets	162,307	227,997	313,592	328,720	433,671	52,398
Total liabilities	332,253	400,293	489,068	265,964	366,769	44,315
Shareholders’ equity	(170,115)	(172,459)	(175,641)	62,436	66,530	8,038

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 8.2765 to US$1.00, the noon buying rate on December 31, 2004 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

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

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, certificates of indebtedness, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$7.80 to US$1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

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

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 8.2765 and US$1.00 to HK$7.7811, respectively, on May 26, 2005. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
November 2004	8.2765	8.2764	7.7815	7.7718
December 2004	8.2767	8.2765	7.7821	7.7698
January 2005	8.2765	8.2765	7.7994	7.7775
February 2005	8.2765	8.2765	7.7999	7.7984
March 2005	8.2765	8.2765	7.7998	7.7987
April 2005	8.2765	8.2765	7.7995	7.7946
May 2005 (through May 26)	8.2765	8.2735	7.7995	7.7803

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2000, 2001, 2002, 2003, 2004 and 2005 (through May 26) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate		Average noon buying rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2000	8.2774	7.7999	8.2784	7.7936
2001	8.2766	7.7980	8.2772	7.7996
2002	8.2800	7.7988	8.2772	7.7996
2003	8.2767	7.7640	8.2771	7.7864
2004	8.2765	7.7723	8.2768	7.7899
2005 (through May 26)	8.2765	7.7811	8.2765	7.7946

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

Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals

The success of our business is dependent to a large extent on our ability to attract and retain key personnel who have in-depth knowledge and understanding of the life insurance market in China, including members of our senior management, qualified underwriting personnel, actuaries, information technology specialists and experienced investment managers. We do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other life insurance companies and financial institutions, some of which may offer better compensation arrangements. The number of new domestic and foreign-invested insurers is increasing at a significant pace, existing insurers are expanding their operations and the number of other financial institutions is growing. As the insurance and investment businesses continue to expand in China, we expect that competition for these personnel will increase in the future. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. If we were unable to continue to attract and retain key personnel, our financial performance could be materially and adversely affected.

We are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability

Our profitability is affected by changes in interest rates. We have experienced a generally low interest rate environment for several years until October 2004, when the interest rate on one-year term deposits was raised from 1.98% to 2.25%. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants, which is established when the product is priced. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rates that we are required to pay under the policies and the rate of return we are able to earn on our investments intended to support our insurance obligations. Our historical results and financial position included in this annual report, which present the historical results of CLIC through September 30, 2003, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed fixed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. From 1996 through 2002, the

People’s Bank of China made a series of reductions in the interest rates Chinese commercial banks could pay on their deposits. The interest rate on one-year term deposits, a key benchmark rate, was reduced eight times, from 10.98% in April 1996 to 1.98% in February 2002. As a result, CLIC experienced a significant negative spread on its guaranteed rate policies and CLIC’s results of operations continue to be adversely impacted by the effect of those interest rate cuts.

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

Our Investments are Subject to Risks

We are exposed to potential investment losses if there is an economic downturn in China

Under the current PRC insurance law, we may invest the premiums, deposits and other income we receive only in China, unless and until we are approved to invest overseas with our foreign currency denominated funds. We submitted in January 2005 an application for the permission of such overseas investment, which is pending for the approval of the competent authorities. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. In particular, as of December 31, 2004, 46.8% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 32.9% were placed with the four largest state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Due to China’s recent fast growing economy, the Chinese government may take certain measures to slow down the economic growth, which could have an adverse impact on our earnings.

Defaults on our fixed maturity investments may materially and adversely affect our profitability

Approximately 40.1% of our investment assets as of December 31, 2004 were comprised of fixed maturity securities. The issuers whose fixed maturity securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. In 2004, the investment channels of Chinese life insurance companies were broadened to permit investment in convertible bonds, specified subordinated indebtedness and bonds issued by qualified commercial banks and insurance companies, overseas investment of foreign currency denominated funds in qualified term deposits and fixed maturity securities, and direct investment in shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability. Until 2004, our investment yields had been decreasing for the previous three years, resulting in a decrease in the amount distributed for our participating products. Continued declines could adversely affect the attractiveness of our investment-type products, which compose a large portion of our business.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB 17,271 million (US$2,087 million) invested in securities investment funds as of December 31, 2004. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses, lack of liquidity or difficulties in the settlement of transactions. These factors could cause us to incur losses on our publicly traded investments. In addition, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

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

We establish the liabilities for obligations for future policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. These assumptions are based on judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as on our actual policy benefits and claims results. We record changes in our liabilities in the period the liabilities are established or re-estimated. If the liabilities originally established for future policy benefits prove inadequate, we must increase our liabilities established for future policy benefits, which may have a material adverse effect on our earnings and our financial condition.

We have data available for a shorter period of time than do insurance companies operating in some other countries and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapses, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Insurance Claims and Reserves”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.

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

Current or future litigation and regulatory procedures could result in financial losses or harm our businesses

Class Action Litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder by failing to disclose the audit review by the National Audit Office of China, or CNAO, of CLIC. For more information on the CNAO audit, see our annual report on Form 20-F for the fiscal year ended December 31, 2003. We have engaged U.S. counsel to contest vigorously on behalf of us. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. An opposition brief was received from plaintiffs on May 20, 2005 and the defendants intend to file a reply to such opposition by June 20, 2005. As of the date of this annual report, the U.S. counsel engaged by us is unable to express an opinion as to the likelihood of an unfavorable outcome or the amount of damages, if any, that may be awarded.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to voluntarily produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate and are cooperating fully with the inquiry.

Other

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to CLIC or ourselves. We currently have control procedures in place to monitor our litigation and regulatory exposure, and take appropriate actions against the individuals involved. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled, “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no single adopted standard for either the form, determination or presentation of the embedded value of an insurance company. Moreover, because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information – Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

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

Risks Relating to the PRC Life Insurance Industry

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

Competition among domestic life insurance companies is increasing

Our nearest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 86% of the individual and group life insurance premiums in China in 2003, the last year for which official market information is available. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing and Shanghai in 2003. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Labor and Social Security, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is likely to increase in the future, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 2% of the nationwide market share of life insurance products in 2003, although some already have gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 14%, 17% and 9% in 2003. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which allows foreign insurers to sell health, annuity and group life insurance products nationwide by December 2004. We believe that the relaxation of the restrictions on foreign-invested insurers will increase the competitive pressures we will face in the future. Foreign-invested life insurance companies, through their shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. As a result of recent changes in the insurance law, beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 27 property and casualty insurers as of December 31, 2003. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer.

•	Mutual fund companies and other financial services providers. We face competition from other financial services providers, primarily licensed mutual fund companies, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Life insurance agents are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 28% of our individual agents had not obtained such a certificate as of December 31, 2004. To date, we do not believe the CIRC has taken any action against an insurance company or its agents for failing to be so qualified. However, in May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. In addition, we understand that the CIRC may require, in the near future, that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If the CIRC were to enforce this regulation in the future, and if a substantial number of our agents do not become licensed or qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

The further development of regulations in China may impose additional costs and restrictions on our activities

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. Among other things, changes in 2003 to determinations of statutory reserves and solvency requirements have affected adversely our income under PRC GAAP and the amount of capital we are required to maintain. Recent CIRC regulations requiring the submission to CIRC on an annual basis of a new actuarial report by April 30 of each year, effective January 1, 2006, may further affect the determinations of our statutory reserves and solvency margins and hence our income under PRC GAAP. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency also is affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. If we continue to grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Risks Relating to the Restructuring

CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our other existing investors own

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. All other insurance policies were retained by CLIC. See “Item 4. Information on the Company—History and

Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. As of September 30, 2003, CLIC’s shareholders’ equity was a deficit of RMB 181,064 million (US$21,877 million). CLIC is expected to continue to incur losses on the retained policies at least for the near term.

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; all of the tax payments made by CLIC, China Life and the asset management joint venture; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

Although CLIC has undertaken in a non-competition agreement with us not to compete with us in China in any life, accident and health insurance and any other businesses in China which may compete with our insurance business, CLIC, its subsidiaries and affiliates are permitted to use the brand name and logo in their own businesses, including life insurance business outside China and any other businesses they may enter into in the future within China, including property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses. In addition, they are not precluded from taking actions that may impair the value of the brand name, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions —Trademark License Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”. The China Life brand name and our reputation could be materially harmed if CLIC fails to make payments when due on outstanding policies retained by CLIC in the restructuring or new policies written by CLIC after the restructuring, if CLIC reduces the rates of return payable on policies retained by CLIC or if CLIC is placed into receivership.

As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As at the date of this annual report, CLIC holds 72.2% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

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

In addition, while we provide policy administration and other services to CLIC for the policies retained by CLIC in the restructuring, and provide investment management services to CLIC through our asset management subsidiary, these agreements can be terminated with notice or upon expiration in a limited number of years. If CLIC were to terminate its policy administration and asset management arrangements with us and our asset management subsidiary respectively, our loss of fees could materially and adversely affect us.

Our historical financial information includes the results of the businesses retained by CLIC, and thus is not indicative of our future results

Our consolidated financial statements present the results of the insurance polices and assets transferred to us in the restructuring, as well as, through September 30, 2003, the assets, liabilities and operations retained by CLIC. See “Item 5. Operating and Financial Review and Prospects—Overview—

Restructuring” and “Item 5. Operating and Financial Review and Prospects—Operating Results”. As a result, they will not necessarily be indicative of our future earnings, cash flows or financial position as an independent company. Historical performance is not necessarily representative of our financial results for any future periods.

As a newly established independent entity, we face additional uncertainties in our management, business and operations

Prior to our restructuring, the insurance policies and assets transferred to us were owned and operated by CLIC, a state-owned enterprise. Most of our current directors and executive officers are former officers and employees of CLIC who have limited experience in operating an independent, publicly traded company or in carrying out the arrangements under our restructuring and related agreements. Our newly established management structure and management information systems may need further adjustments and development to meet the challenges of a public company.

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

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven across both geographic regions and the various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may have a negative effect on us. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate polices, tax regulations or policies and regulations affecting the securities markets and asset management industry. In addition, due to China’s recent fast growing economy, the Chinese government is expected to take certain measures to slow down economic growth. For example, in October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars generally has been stable. Any devaluation of the Renminbi, however, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. An appreciation of the Renminbi should have the opposite effect. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

The calculation of distributable profits for an insurance company under PRC GAAP differs in many respects from the calculation under H.K. GAAP. As a result, we may not be able to pay any dividend in a given year if we do not have distributable profits as determined under PRC GAAP, even if we have profits for that year as determined under H.K. GAAP. A strengthening in the statutory reserve requirements applicable to life insurance companies operating in China, which came into effect on December 31, 2003, led to a one-time adjustment to our PRC GAAP earnings in 2003. We declare no dividends in respect of 2004. Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

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

We and our predecessor incurred capital expenditures of RMB1,063 million, RMB2,285 million and RMB1,814 million in 2004, 2003 and 2002. These capital expenditures mainly comprised the addition of buildings.

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

In connection with the restructuring:

•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the applicable reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date. See “—Transfer of Insurance Policies and Related Assets”.

•	Cash, specified investment assets and various other assets were transferred to us. CLIC retained cash, specified investment assets and various other assets, including all assets relating to the non-insurance businesses carried out by CLIC prior to the restructuring. See “—Transfer of Insurance Policies and Related Assets”.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident and health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and businesses were transferred to us. Some management and personnel remained with CLIC. See “—Transfer of Insurance Policies and Related Assets”.

•	CLIC retained the trademarks used in our business, including the “China Life” name in English and Chinese and the “ball” logos, and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to any other third parties. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark License Agreement”.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us. See “—Transfer of Insurance Policies and Related Assets”.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices. See “Item 7. Major Shareholders and Related Party Transactions”.

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

For information about CLIC’s investment assets and the investment assets that were transferred to us in connection with the restructuring, see “—Business Overview—Investments”.

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

CLIC previously entered into securities repurchase agreements in connection with the management of its investment assets. See “—Business Overview—Investments”. We assumed a portion of CLIC’s obligations to repurchase securities sold to third parties under these repurchase agreements.

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

Insurance policies retained by CLIC

CLIC has incurred substantial losses on these non-transferred policies, primarily because the pre-determined rates built into these policies and hence the implied rates at which CLIC was obligated to pay or accrue reserves on these policies are higher than the investment return it was able to generate on its investment assets. See “—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of insurance and annuity products generally”. This outcome, which has been experienced by other major life insurers in China, is called a “negative spread”. From 1996 to 1999, the central bank of China made several cuts in interest rates, reducing the income CLIC was able to generate on its investment assets to below the guaranteed rate it was required to pay on its policies. In 1999, the CIRC reduced the maximum guaranteed rate insurers were allowed to pay and, as a result, CLIC has not experienced a “negative spread” on policies issued thereafter.

Shareholders’ equity of our predecessor, CLIC, was a deficit of RMB 181,064 million (US$21,877 million) as of September 30, 2003 and a deficit of RMB 175,463 million (US$21,200 million) as of December 31, 2002. The net losses incurred by our predecessor were RMB 3,101 million (US$375 million) for the nine months ended September 30, 2003 and RMB 6,990 million RMB 3,295 million and RMB 2,250 million (US$272 million) for 2000, 2001 and 2002, respectively. These losses were attributable to losses incurred by our predecessor on policies retained by CLIC in the restructuring, which have offset the profitability of the policies transferred to us.

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by China Life under the tax rebate mechanism described below; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. A management committee comprised of three representatives from the Ministry of Finance and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

In accordance with generally applicable tax laws and regulations, CLIC, ourselves and the asset management joint venture formed with CLIC will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, all of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by the asset management joint venture may also be rebated to CLIC, if the current shareholding structure of the asset management joint venture remains unchanged. This tax rebate policy is different from the tax rebate mechanism we expected to be approved at the time of our IPO last year, and indicates MOF’s strong support to CLIC.

CLIC does not meet the minimum solvency requirements under CIRC solvency regulations. The CIRC has broad powers under these regulations and the insurance law in the event an insurance company fails to meet its minimum solvency requirements. These may include ordering the sale of the assets or transfer of the insurance business of an insurance company in default of these requirements to a third party and appointing a receiver to take over the management of the insurance company. See “—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. We believe that, in light of the MOF approval described above, it is unlikely that the CIRC will take these actions. However, we cannot assure you that the CIRC will not take actions against CLIC, which could have a material adverse effect on us.

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

BUSINESS OVERVIEW

Unless the context otherwise indicates, all company data for years prior to 2004 provided in this section, including data concerning premiums, deposits, policy fees, insurance policies, annuity contracts, agents, personnel, offices, distribution channels and investment assets, do not include data relating to the policies, contracts and investment assets that were retained by CLIC in connection with the restructuring. For further information on the restructuring, see “—History and Development of the Company—Our Restructuring”. Policies, contracts and investment assets retained by CLIC are not ours and their results of operations will not be reflected in our consolidated financial statements for future periods. Unless otherwise indicated, market share information set forth in this section is based on premium information as reported by the CIRC, which is not determined in accordance with H.K. GAAP or U.S. GAAP. Our market share information for years prior to 2004 set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. The policies, contracts and assets retained by CLIC are not ours. Therefore, to reflect our business more accurately as it has been and will be operated following the restructuring, unless we otherwise state, all company data provided for years prior to 2004 in this section do not include data relating to the policies, contracts and assets retained by CLIC in the restructuring.

We had nearly 60 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2004. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 668,000 exclusive agents operating in approximately 9,300 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, post offices and other organizations. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Gross written premiums and policy fees generated by our individual life insurance and annuity products, including long-term health insurance products, totaled RMB 54,909 million (US$6,634 million) for the year ended December 31, 2004 and RMB 42,288 million for the year ended December 31, 2003, constituting 82.9% and 79.9% of our total gross written premiums and policy fees for those periods. The figure for 2004 represented a 29.8% increase over 2003. First-year gross written premiums from individual life insurance products in 2004 were RMB 19,900 million (US$2,404 million), representing a 49.8% increase over 2003. First-year single gross written premiums for the same period were RMB 2,526 million (US$305 million), representing 12.7% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB 66,981 million (US$8,093 million) for the year ended December 31, 2004 and RMB 77,319 million for the year ended December 31, 2003, constituting 75.5% and 88.4% of our total deposits for those periods. The figure for 2004 represented a 13.4% decrease over 2003.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2002	2003	2004	2004	(2002-2004)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	37,662	42,288	54,909	6,634	13.4%
First-year single gross written premiums	8,590	4,349	2,526	305	(33.5)%
First-year regular gross written premiums	9,383	8,935	17,374	2,099	22.8%

First-year gross written premiums	17,973	13,284	19,900	2,404	3.5%
Individual life insurance deposits	52,340	77,319	66,981	8,093	8.6%
First-year single deposits	43,679	63,098	52,343	6,324	6.2%
First-year regular deposits	5,246	6,330	2,319	280	(23.8)%

First-year deposits	48,925	69,428	54,662	6,604	3.8%
Future life policyholder benefits	54,745	81,658	116,024	14,018	24.9%
Policyholder contract deposits	65,629	135,090	190,791	23,052	42.7%

Products

We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance and annuity products consist of whole life and term life insurance, endowment insurance and annuities. The financial results of our long-term health insurance business are also reflected in our individual life insurance business segment.

We offer both non-participating and participating products. There were approximately 35 million non-participating policies and 25 million participating policies as of December 31, 2004. Net premiums earned and policy fees of participating policies represent approximately 46.7% of total net premiums earned and policy fees in 2004. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Participating life insurance and annuity products, which were first introduced in 2000, have become our fastest-growing individual life insurance and annuity products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health products, for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	12,289	16,292	19,812	2,394
First-year gross written premiums	4,491	4,606	4,737	572
Total single gross written premiums	211	202	141	17
Endowment:
Gross written premiums	18,169	16,998	26,511	3,203
First-year gross written premiums	11,431	7,001	13,888	1,678
Deposits	50,428	75,619	65,569	7,922
First-year deposits	47,259	67,916	53,393	6,451
Annuities:
Gross written premiums	3,129	3,618	3,790	458
First-year gross written premiums	2,051	1,677	1,275	154
Deposits	1,912	1,700	1,412	171
First-year deposits	1,666	1,512	1,269	153

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

The guaranteed rate of return in China for non-participating whole life insurance products has been capped at 2.50% by the CIRC since June 1999. We believe that the insurance market will continue to move away from non-participating whole life insurance products to participating whole life insurance products.

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

Participating endowment products are among our fastest growing product lines. Hong Tai Endowment and Hong Xin Endowment have had the highest level of sales of our investment-type and risk-type participating endowment products. Hong Tai Endowment had RMB 41,259 million (US$4,985 million) of deposits in 2004, representing 61.6% of total deposits of our individual life insurance business. First-year deposits of Hong Tai Endowment for the year ended December 31, 2004 were RMB 36,363 million (US$4,394 million), representing an 18.5% increase over 2003 and 66.5% of total first-year deposits of our individual life insurance business. Hong Xin Endowment had RMB 12,279 million (US$1,484 million) of gross written premiums in 2004, representing 22.4% of total gross written premiums and policy fees of our individual life insurance business. First-year gross written premiums of Hong Xin Endowment for the year ended December 31, 2004 were RMB 11,272 million (US$1,362 million), representing a 726.4% increase from the year before, or 56.6% of total first-year gross written premiums of our individual life insurance business. Total deposits from our participating products in 2004 increased by 1.3%, to RMB 81,416 million from RMB 80,376 million in 2003. Total net premiums from our risk-type participating products increased by 66.7%, to RMB 22,363 million in 2004 from RMB 13,417 million in 2003.

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

Joint Life, Investment Linked and Universal Products

We recently developed several new products, including joint life, investment linked and universal products. We have started the sale of joint life and universal products in certain provinces on a trial basis in 2005.

Joint life products are life insurance policies, for which there are two or more persons insured under one policy. Joint life products can be term life, whole life or universal products. Universal life products are life insurance policies with flexible premium and benefit amounts. For each universal life policy, we establish a separate account and determine the interest credit rate, mortality and expense charges specifically for such account. The benefits of universal life products are linked to the account value of each separate account.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 668,000 exclusive agents operating in approximately 9,300 field offices throughout China. We have implemented our customer-oriented market segmentation sales initiatives initially through our more productive exclusive agents. We plan to gradually expand this sales approach to all exclusive agents nationwide this year. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 87,000 outlets of commercial banks, post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s largest companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer life insurance and annuity products to the employees of companies and institutions through approximately 12,000 direct sales representatives operating in more than 4,000 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB 742 million (US$90 million) for the year ended December 31, 2004 and RMB 432 million for the year ended December 31, 2003, constituting 1.1% and 1.0% of our total gross written premiums and policy fees for each respective year. The figure for 2004 represented a 71.8% increase from 2003. First-year gross written premiums from group life insurance and annuity products for 2004 were RMB 295 million (US$36 million), representing a 33.5% increase from 2003. First-year single gross written premiums for 2004 were RMB 261 million (US$32 million), representing 88.5% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB 21,756 million (US$2,629 million) for the year ended December 31, 2004 and RMB 10,117 million for the year ended December 31, 2003, constituting 24.5% and 11.6% of our total deposits for those periods. The figure for 2004 represented a 115.0% increase from 2003.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2002	2003	2004	2004	(2002-2004)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	477	432	742	90	18.4%
First-year single gross written premiums	306	204	261	32	(5.16)%
First-year regular gross written premiums	7	17	34	4	69.35%

First-year gross written premiums	313	221	295	36	(1.95)%
Group life insurance deposits	6,232	10,117	21,756	2,629	51.70%
First-year single deposits	6,231	10,070	21,726	2,625	51.64%
First-year regular deposits	1	31	12	1	128.94%

First-year deposits	6,232	10,101	21,738	2,626	51.66%
Future life policyholder benefits	1,143	1,060	1,277	154	3.76%
Policyholder contract deposits	12,369	19,641	35,205	4,254	41.72%

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

The following table sets forth selected financial information regarding our group life insurance and annuity products, including long-term health products, for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	—	—	—	—
Deposits	6,229	10,117	21,105	2,550
Group whole life and term life insurance:
Premiums	344	255	344	42
Deposits	3	—	98	12
Endownment
Premiums	—	—	—	—
Deposits	—	—	553	67

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

Group participating annuity products, including Yong Tai Annuity and Group Annuity (Retirement Supplement), are among our fastest growing product lines. For the year ended December 31, 2004, total combined deposits of Yong Tai Annuity and Group Annuity (Retirement Supplement) were RMB 20,596 million (US$2,488 million), constituting 94.67% of total deposits of our group life insurance business for that year, representing a 125.6% increase from the year before.

The following table sets forth total combined deposits of our Yong Tai Annuity and Group Annuity (Retirement Supplement) products for the periods indicated.

	For the year ended December 31,
	2002	2003	2004	2004
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity and Group Annuity (Retirement Supplement):
Deposits	5,910	9,128	20,596	2,488

Group whole life and term life insurance

We offer group non-participating whole life insurance products and group non-participating term life insurance products. All of our group whole life and term life insurance products insure against death, while some also insure against injuries due to accidents and disabilities due to illnesses.

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

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, post offices, insurance agency companies and insurance brokerage companies. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China. See “—Distribution Channels”.

Accident and Health Insurance

We are the leading accident insurance and a leading health insurance provider in China.

The following table sets forth selected financial and other data regarding our accident insurance and short-term health insurance businesses as of the dates or for the periods indicated. The financial results of our long-term health insurance business are reflected in our individual and group life insurance business segments, respectively. See “—Individual Life Insurance” and “—Group Life Insurance”.

	As of or for the year ended December 31,				Compound annual growth rate
	2002	2003	2004	2004	(2002-2004)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Accident insurance premiums	5,174	4,880	4,977	601	(1.29)%
Short-term health insurance premiums	3,764	5,325	5,629	680	14.36%
Accident and health reserves for claims and claim adjustment expenses (gross)	879	814	1,215	147	11.39%
Accident and health insurance unearned premium reserves (net)	4,028	4,575	4,641	561	4.84%

Accident insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 4,977 million (US$601 million) for the year ended December 31, 2004 and RMB 4,880 million for the year ended December 31, 2003, constituting 7.5% and 9.2% of our total gross written premiums and policy fees for those periods.

Products

We offer a broad array of accident insurance products to both individuals and groups.

Individual accident insurance

Individual accident insurance products provide a benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. Typically, a death benefit is paid if the insured dies as a result of the accident within 180 days of the accident, and a disability benefit is paid if the insured is disabled, with the benefit depending on the extent of the disability. If the insured receives medical treatment at a medical institution approved by us as a result of an accident, individual accident insurance products also may provide coverage for medical expenses. We offer a broad array of individual accident insurance products, such as insurance for students and infants against death and disability resulting from accidental injury and comprehensive coverage against accidental injury. We also offer products to individuals requiring special protection, such as accidental death and disability insurance for commercial air travel passengers and automobile passengers and drivers. The terms of individual accident insurance products range from a few hours to one year.

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

Health insurance

We are a leading health insurance provider in China. We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. We sell health insurance products to individuals and groups through the same distribution channels we use to sell our life insurance products. Our short-term health insurance gross written premiums totaled RMB 5,629 million (US$680 million) for the year ended December 31, 2004 and RMB 5,325 million for the year ended December 31, 2003, constituting 8.5% and 10.1% of our total gross written premiums and policy fees for those periods. The figure for 2004 represented a 5.7% increase from 2003.

Our health insurance business shares our nationwide life insurance sales force and distribution network of exclusive agents. Our policy review and claim adjustment processes are facilitated through a team of supporting personnel with medical training.

Products

We offer short-term health insurance products to both individuals and groups. We classify our health insurance products as short-term products, having policy terms of less than or up to one year, and long-term products, having policy terms longer than one year. We offer both short-term and long-term defined health benefit plans, medical expense reimbursement plans and disease-specific plans to individuals and groups.

Defined health benefit plans

These plans provide a fixed payment based on the number of days of hospitalization for specific diseases or surgical operation. Policyholders either pay premiums in a single payment or on a periodic basis.

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

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 668,000 exclusive agents operating in approximately 9,300 field offices for our individual products and more than 12,000 direct sales representatives in more than 4,000 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 87,000 outlets of commercial banks, post offices and savings cooperatives. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 668,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2002	2003	2004
Number of exclusive agents (approximately)	600,000	655,000	668,000
Number of field offices	7,295	8,200	9,300

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. From December 31, 2002 to December 31, 2004, the number of our exclusive agents increased from approximately 600,000 to approximately 668,000. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents, and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

Under the PRC insurance law, an individual agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of industry and commerce. See “—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Essentially all of the agents in our exclusive agent sales force do not qualify as “individual agents” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe this situation is shared by all major life insurance companies in China. Approximately 72.0% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC certification. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents, although some local bureaus of industry and commerce have had on occasions required our agents to register. To date, this noncompliance has not had a material adverse effect on us. We are not sure whether or when this registration requirement will be enforced by bureaus of industry and commerce nationwide. If these registration and qualification requirements are enforced, or if they result in a substantial number of policyholders canceling their policies, our business may be materially and adversely affected. In addition, we understand that the CIRC may require, in the near future, that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If such requirement becomes effective, our business may also be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected.”

We supervise and provide training to our exclusive agents through more than 8,400 supervisors and more than 950 full-time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet and apply, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

We compensate our exclusive agent force through a system of commissions and bonuses to reward performance. Our agents are compensated based on a commission rate that generally decreases over the premium period. For short-term insurance products, our exclusive agents are generally compensated with fixed agent fees. We provide pension funds and group life and medical insurance for our exclusive agents. We motivate our agents by rewarding them with performance-based bonuses and by organizing sales-related competitions among different field offices and sales units. We also try to increase the loyalty of our exclusive agents through other methods, such as through participation in sales conferences.

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by expanding our customer-oriented market segmentation sales approach and standardized sales services to all agents nationwide;

•	motivating our exclusive agents with an improved performance-based compensation scheme;

•	building a more professional exclusive agent force by improving our training programs, such as CIAM courses organized by LIMRA, and increasing the number of qualified exclusive agents;

•	improving the quality of our exclusive agent force by expanding our recruitment program and standardizing our recruitment procedures and admission requirements; and

•	improving the efficiency of our exclusive agents by providing sales support and equipments, including expanding the China Life sales support system nationwide and equipping our more productive exclusive agents with personal electronic devices to further enhance their marketing, time management and customer service capabilities.

Direct sales force

Our direct sales force is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance products.

Our direct sales force of approximately 12,000 direct sales representatives are our full time employees and operate in more than 4,000 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

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

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 87,000 outlets of commercial banks, post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.

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

Other non-dedicated agencies

In addition to bancassurance, we also sell short-term insurance products through other non-dedicated agencies. Currently, we have non-dedicated agencies operating at outlets of travel agencies, hotels and airline sales counters. We expect non-dedicated agencies to become an increasingly important distribution channel for individual products.

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

Competition

Our nearest competitors are Ping An and China Pacific Life.

•	In the individual life insurance market, after giving effect to our restructuring, Ping An, China Pacific Life and we collectively represented 76% of total individual life insurance premiums in 2003. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, after giving effect to our restructuring, Ping An, China Pacific Life and we collectively represented 87% of total group life insurance premiums in 2003. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•	In the accident insurance market, after giving effect to our restructuring, Ping An, China Pacific Life and we collectively represented 92% of total accident premiums in 2003. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, after giving effect to our restructuring, Ping An, China Pacific Life and we collectively represented 75% of total health premiums in 2003. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2003, the most recent year for which official market information is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
CLIC (1)	59%	29%	65%	31%	54%
Ping An Insurance Company of China, Ltd.	17%	27%	15%	40%	20%
China Pacific Life Insurance Co. Ltd.	11%	31%	12%	5%	13%
New China Life Insurance Co. Ltd.	5%	3%	1%	16%	6%
Tai Kang Life Insurance Co. Ltd.	4%	8%	2%	4%	4%
Others(2)	4%	2%	5%	4%	3%
Total	100%	100%	100%	100%	100%

China Life(3)	48%	29%	65%	30%	45%

(1)	Information concerning CLIC, our predecessor, does not give effect to the restructuring.
(2)	Others include China United Property Insurance Co., Taiping Life Insurance Co. Ltd., Tianan Insurance Co. Ltd. of China, American International Assurance Co., Ltd., Shanghai, Guangzhou, Shenzhen, Beijing and Suzhou branches, Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., Allianz-Dazhong Life Insurance Co., AXA-Minmetals Assurance Co., Ltd., China Life-CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd. and Generali China Life Insurance Co. Ltd.

(3)	Adjusted to give effect to the restructuring.

Source: China Insurance Yearbook 2004

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 23 licensed life insurance companies in China as of December 31, 2002, 32 as of December 31, 2003 and 35 as of December 31, 2004. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that the recent elimination of limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business”.

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

Customer service units

We provide customer support through approximately 4,000 customer service units nationwide. We provide more than 40 different types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We implemented uniform service standards for customer service units nationwide in 2005.

Telephone call center network

Our telephone call centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the information regarding holders and beneficiaries of policies. They also provide call-back and greeting message services to customers. We intend to broaden over time the services we offer through these call centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us by a local telephone connection on a “24 hours/7 days” basis in key cities. The call centers are supported by our web-based “95519” Support System, which contains customer and service information.

We believe our call centers have become popular with our customers because of the quality of services they provide. We were awarded the best call center in China in both 2003 and 2004, and have obtained the authentication of Chinese national call center operating performance standards. We seek to ensure that we have a sufficient number of lines and staff to service the increasing utilization of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through test calls to the call centers. We are in the process of implementing a more technically advanced customer service system based on Internet protocol technology that is capable of delivering content-rich customer services.

Wireless telephone services

We utilize wireless telephone services to make instant contact with our agents and customers. Through special service codes (70095519 for China Unicom and 6295519 for China Mobile), we may send short messages to our customers, conveying such information as birthday and holiday greetings, premium payment notices and premium payment confirmations. We have installed, and completed the implementation of, this wireless telephone service system in all of our branch offices at the provincial level.

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

We establish the liabilities for obligations for future policy benefits and claims based on assumptions that are uncertain when made. Our assumptions include assumptions for mortality, morbidity, persistency, expenses, and investment returns, as well as macroeconomic factors such as inflation. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as our actual policy benefits and claims experience. We expense changes in our liabilities in the period the liabilities are established or re-estimated. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we may be required to increase our liabilities. This increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency level could change our customers’ or business partners’ perception of our financial health, which in turn could affect our sales, earnings and operations.

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

Business Management

In 2004, based on our research in sales, business operations, customer service and financial operations and analysis, we prepared a comprehensive report on business requirements for the development of our life insurance business management technical application system.

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

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of assumptions for mortality, morbidity, persistency, expenses and investment returns, as well as certain macroeconomic factors such as inflation. Those assumptions include a margin for expected profitability and are based on our own experience and published data from other Chinese life insurance companies. For more information on regulation of insurance products, see “—Regulatory and Related Matters—Insurance Company Regulation”.

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

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specified authorization limits for various operating levels, periodic and ad hoc inspections at all levels of our organization, expense mechanisms linking payout ratios with expenses for short-term life insurance policies and requirements that, except for some health insurance claims under a certain amount, each claims examination be performed by two staff members. We also impose stringent requirements on the qualification and employment of claims management staff. Our claims management control procedures are supported by a computer processing system which is used for the verification and processing of claims.

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

Commercial reinsurance

In addition to our statutory reinsurance requirements since 1997 we have entered into various reinsurance agreements with China Life Reinsurance Company, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual death risks, group risks and defined blocks of business. In general, death risks are primarily reinsured on a surplus basis, in which we are reinsured for losses above a specified amount. Under our internal reinsurance policy, we reinsure risks over RMB 1 million per person for life insurance, RMB 1 million per person for accident insurance and RMB 0.3 million per person for health insurance. Our group risks are reinsured on a percentage basis, and we decide which group policies are to be reinsured on a case by case basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated by either party at the end of a calendar year with advance notice of three to six months.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse us for the insured, or ceded, amount in the event the claim is paid. However, we remain liable to our policyholders for the ceded amount if the reinsurer fails to meet the obligations assumed by it.

For the year ended December 31, 2004, the amount of premiums ceded to our reinsurers, primarily China Reinsurance (Group) Company, totaled RMB 1,182 million (US$143 million).

As part of our life insurance business we also assume policies issued by other insurers. We have entered into three reinsurance agreements with three affiliated branches of a United States life insurance company in China that cover individual life insurance risks and risks of death and disability from accidental injuries.

Investments

As of December 31, 2004, we had RMB 374,890 million (US$45,296 million) of investment assets. As required by China’s insurance law, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits; fixed maturity securities, including government securities, bonds issued by state-owned policy banks of the Chinese government and corporate bonds; and policy loans and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. Pursuant to newly issued CIRC rules, we have been permitted to invest in convertible bonds, certain subordinated indebtedness and bonds and shares of companies listed on China’s stock markets, which are denominated and traded in Renminbi, and are currently in the process of applying for approval of overseas investment in qualified term deposits and fixed maturity securities. We are prohibited from making other investments without the CIRC’s approval.

We direct and monitor our investment activities through the application of investment guidelines. Our investment guidelines include: (1) performance goals for the investment fund; (2) specified asset allocations and investment scope based on regulatory provisions, level of indebtedness and market forecasts; (3) specified goals for investment duration and asset-liability matching requirements based on asset-liability matching strategies; (4) specified authorization levels required for approval of significant investment projects; and (5) specified risk management policies and prohibitions. The investment guidelines are reviewed and approved by the investment decision committee annually.

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets. Investment proposals are reviewed by our risk management department for risk assessment and submitted to the investment decision committee for final approval.

The asset management joint venture established by us and our predecessor, CLIC, manages substantially all of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. In connection with the restructuring, CLIC transferred to us a portion of its investment assets and specified other assets, and retained the remaining investment and other assets. See “—History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The information presented in this section as of December 31, 2002 sets forth the investment assets of CLIC. The information presented in this section as of December 31, 2003 and 2004 sets forth our investment assets.

We own 60% of the asset management joint venture, with CLIC owning the remaining 40%. The initial board comprises five members, including Wang Xianzhang, the chairman of our board of directors and president, Miao Fuchun, our vice president, Wu Yan, one of our directors, and two other members.

The following table summarizes information concerning CLIC’s investment assets as of December 31, 2002 and our investment assets as of December 31, 2003 and 2004.

	CLIC investment assets (1)		Our investment assets
	As of December 31,
	2002		2003		2004
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	14,529	5.5%	42,616	15.3%	27,217	7.3%
Term deposits	123,675	46.4%	137,192	49.1%	175,498	46.8%
Statutory deposits—restricted	991	0.4%	4,000	1.4%	4,000	1.1%

Fixed maturity securities, held to maturity	1,220	0.5%	—	—	79,603	21.2%
Fixed maturity securities, non-trading	75,117	28.2%	70,604	25.3%	69,791	18.6%
Fixed maturity securities, trading					840	0.2%

Fixed maturity securities	76,337	28.6%	70,604	25.5%	150,234	40.0%

Policy loans	106	0.0%	116	0.0%	391	0.1%

Equity securities, non-trading	8,101	3.0%	5,550	2.0%	12,597	3.4%
Equity securities, trading	4,070	1.5%	5,168	1.9%	4,674	1.2%

Equity securities	12,171	4.5%	10,718	3.8%	17,271	4.7%

Repurchase agreements	36,388	13.7%	14,002	5.0%	279	0.1%
Investments in associates(2)	2,035	0.8%	—	—	—	—
Other investments(2)	231	0.1%	—	—	—	—

Total investment assets	266,463	100%	279,248	100%	374,890	100%

Average cash and investment assets balance	227,666		272,856		327,069
Investment properties(2)(3)	3,011

(1)	Does not give effect to the restructuring.
(2)	Investments made by CLIC pursuant to special approval of the State Council or by CLIC’s predecessor prior to the enactment of the PRC insurance law in 1995 and which CLIC was allowed to retain. These investments are not now permitted under the PRC insurance law and were retained by CLIC following the restructuring.
(3)	Under H.K. GAAP, investment properties are not recorded as a part of investment assets, but as a part of fixed assets. Income derived from investment properties is recorded as investment income.

Risk management

Our primary investment objective is to pursue optimal investment yields while considering macroeconomic factors, risk control and regulatory requirements. We are exposed to four primary sources of investment risk:

•	interest rate risk, relating to the market price and cash flow variability associated with changes in interest rates;

•	credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

•	market valuation risk, relating to the changes in market value for our investments, particularly our securities investment fund holdings and shares listed on the Chinese securities exchange, which are denominated and traded in Renminbi; and

•	liquidity risk, relating to the lack of liquidity in many of the fixed maturity securities markets we invest in, due to contractual restrictions on transfer or the size of our investments in relation to the overall market.

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

Since we are currently limited to investments in China, including term deposits with Chinese banks, fixed maturity securities, securities investment funds and shares listed on the Chinese securities exchange, which are denominated and traded in Renminbi, we are exposed to the effect of changes in the Chinese economy and other factors which affect the Chinese banking industry and securities markets.

We are also subject to market liquidity risk for many of the fixed maturity securities investments we make, due to the size of our investments in relation to the overall market. We manage liquidity risk through selection of liquid assets and through asset diversification. In addition, we view fundraising through repurchase agreements as a way of managing our short-term liquidity risk.

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles in China’s capital markets. We understand that the CIRC is considering opening other investment channels to insurance companies, including mortgage-backed securities, asset-backed securities and infrastructure project financings. We will consider these alternative ways of investing once they become available to us.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

In the restructuring, CLIC transferred to us investment assets with a book value of RMB 212,452 million (US$25,669 million) as of June 30, 2003. To the greatest extent practicable, investment assets were divided in such a manner that the separated pools of assets and liabilities have the same portfolio composition and maturity characteristics. See “—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets—Investment assets”.

Our investment yields for the years ended December 31, 2004 and 2003, which includes the investment yield for investments held by CLIC through September 30, 2003, was 3.5% and 3.4%. The yield on CLIC’s investment assets and investment properties, excluding net realized investment gains and losses, was 3.8% for the year ended December 31, 2002.

The following table sets forth the yields on average assets for each component of CLIC’s and our investment portfolios for the periods indicated.

	CLIC (1)		China Life
	As of or for the years ended December 31,
	2002		2003(2)		2004
	Yield (3)	Amount	Yield (4)	Amount	Yield (3)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.7%	4,310	3.6%	5,543	3.5%	6,744
Ending assets: cash and cash equivalents		14,529		42,616		27,217
Ending assets: statutory deposits—restricted		991		4,000		4,000
Ending assets: term deposits		123,675		137,192		175,498

Ending assets		139,195		183,808		206,715
Fixed maturity securities:
Investment income	4.2%	2,723	3.5%	2,793	3.4%	3,720
Net realized gains/(losses)		446		550		(317)

Total		3,169		3,343		3,403
Ending assets		76,337		70,604		150,234
Policy loans:
Investment income	6.6%	7	4.4%	4	4.3%	11
Ending assets		106		116		391
Equity securities:
Investment income	2.4%	240	2.4%	312	4.6%	646
Net realized gains/(losses)		(180)		318		80

Total		60		630		726
Ending assets		12,171		10,718		17,271
Resale and repurchase agreements:
Resale agreements:
Investment income	3.3%	1,094	2.6%	1,121	3.5%	253
Net realized gains/(losses)		—		—		—

Total		1,094		1,121		253
Ending assets		36,388		14,002		279

	CLIC (1)		China Life
	As of or for the years ended December 31,
	2002		2003(2)		2004
	Yield (3)	Amount	Yield (4)	Amount	Yield (3)	Amount
	(RMB in millions, except as otherwise indicated)
Repurchase agreements:
Total		(71)		(7)		(10)
Ending assets		3,602		6,448		—
Investments in associates(5):
Investment income/(losses)	(0.3)%	(6)	1.6%	16	—	—
Ending assets		2,035		—		—
Investment properties(5)(6):
Investment income	2.2%	67	4.0%	58	—	—
Ending assets		3,011		—		—
Other investments(5):
Investment income	3.2%	9	4.5%	10	—	—
Ending assets		231		—		—
Total investments:
Net investment income(6)	3.8%	8,347	3.4%	9,825	3.5%	11,317
Net realized gains/(losses)		266		868		(237)

(1)	Does not give effect to the restructuring.
(2)	Includes the investments held by CLIC through September 30, 2003.
(3)	Yields for 2002 and 2004 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.
(4)	Yields for 2003 are calculated as the weighted average (weighted according to the amount of investment income for the relevant periods) of the yields for the first three quarters of CLIC (without giving effect to the restructuring) and the fourth quarter of China Life of 2003. The yields for such periods were calculated by dividing the investment income of CLIC or China Life for the relevant nine or three-month period by the average of the ending balances for that nine or three-month period and the previous nine or three-month period.
(5)	Investments made by CLIC pursuant to special approval of the State Council or by CLIC’s predecessor prior to the enactment of the PRC insurance law in 1995 and which CLIC was allowed to retain. These investments are not now permitted under the PRC insurance law and were retained by CLIC following the restructuring.
(6)	Under H.K. GAAP, investment properties are not booked as a part of investment assets, but as a part of fixed assets. Income derived from investment properties is recorded as investment income.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 46.8% of our total investment assets as of December 31, 2004, 49.1% of our total investment assets as of December 31, 2003, and 46.4% of CLIC’s total investment assets as of December 31, 2002.

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

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	CLIC(1)	China Life
	As of December 31,
	2002	2003	2004
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	6,621	2,349	7,805
Due after one year and through five years	108,953	121,443	146,293
Due after five years and through ten years	7,101	12,400	17,503
Due after ten years	1,000	1,000	3,897

Total term deposits	123,675	137,192	175,498

(1)	Does not give effect to the restructuring.

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	CLIC(1)	China Life
	As of December 31,
	2002	2003	2004
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	24,027	23,121	24,076
Agriculture Bank of China	20,178	8,927	10,833
Bank of China	11,748	20,304	19,817
China Construction Bank	9,139	5,945	3,087
Other banks	58,583	78,895	117,685

Total term deposits	123,675	137,192	175,498

(1)	Does not give effect to the restructuring.

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 1.28% of our total investment assets as of December 31, 2004.

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

Fixed maturity securities

Fixed maturity securities consist of Chinese treasury bonds, Chinese government agency bonds, including subordinated indebtedness, and Chinese corporate bonds, and represented 40.1% of our total investment assets as of December 31, 2004, 25.3% of our total investment assets as of December 31, 2003 and 28.6% of CLIC’s total investment assets as of December 31, 2002.

Based on estimated fair value, Chinese treasury bonds, Chinese government agency bonds and Chinese corporate bonds comprised 56.7%, 37.9% and 5.4% of our total non-trading fixed maturity securities as of December 31, 2004, respectively, 55.9%, 38.0% and 6.1% of our total non-trading fixed maturity securities as of December 31, 2003, respectively, and 67.9%, 27.7% and 4.4% of CLIC’s total non-trading fixed maturity securities as of December 31, 2002, respectively. Except for a few series of our fixed maturity securities, which collectively had a carrying value of RMB 18,023 million (US$2,178 million) as of December 31, 2004, most of our fixed maturity securities are publicly traded on stock exchange or in the over-the-counter market in China.

The treasury bonds are sovereign debt of the Chinese government. The government agency bonds include bonds issued by Chinese policy banks and subordinated bonds generally issued by Chinese commercial banks. The corporate bonds we invest in are issued primarily by state-owned enterprises involved in railway development, the Three Gorges Dam construction project and the telecommunication and power generation sectors, and are rated AAA by China Chengxin International Credit Rating Co., Ltd. or Dagong Global Credit Rating Agency, which provide the credit ratings for the fixed maturity securities we invest in.

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

The following table sets forth the amortized cost and estimated fair value of fixed maturity securities, as of the dates indicated.

	CLIC(1)				China Life
	As of December 31,
	2002				2003				2004
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Fixed maturity securities, non-trading:
Treasury bonds	49,661	66.4%	50,979	66.7%	40,449	56.0%	39,477	55.9%	43,871	28.2%	39,612	26.3%
Government agency bonds	20,615	27.6%	20,815	27.2%	27,234	37.7%	26,817	38.0%	26,645	17.2%	26,438	17.6%
Corporate bonds	3,212	4.3%	3,323	4.4%	4,508	6.3%	4,310	6.1%	4,292	2.8%	3,741	2.5%

Total fixed maturity securities, non-trading	73,488	98.3%	75,117	98.3%	72,191	100.0%	70,604	100.0%	74,808	48.2%	69,791	46.4%

Fixed maturity securities, held to maturity:
Treasury bonds	584	0.8%	602	0.8%	—	—	—	—	52,512	33.9%	52,434	34.8%
Government agency bonds	—	—	—	—	—	—	—	—	24,377	15.7%	24,504	16.3%
Corporate bonds	636	0.9%	671	0.9%	—	—	—	—	2,714	1.7%	2,782	1.9%

Total fixed maturity securities, held to maturity	1,220	1.7%	1,273	1.7%	—	—	—	—	79,603	51.3%	79,720	53.0%

Fixed maturity securities, trading Treasury bonds	—	—	—	—	—	—	—	—	829	0.5%	840	0.6%

Total fixed maturity securities, trading	—	—	—	—	—	—	—	—	829	0.5%	840	0.6%

Total fixed maturity securities	74,708	100%	76,390	100%	72,191	100%	70,604	100%	155,240	100%	150,351	100%

(1)	Does not give effect to the restructuring.

The following table shows the amortized cost and estimated fair value of fixed maturity securities (excluding trading securities), by contractual maturity dates, as of the dates indicated.

	CLIC(1)			China Life
	As of December 31,
	2002		2003		2004
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	3,583	3,621	1,652	1,642	1,145	1,147
Due after one year and through five years	18,547	19,426	12,949	13,087	51,487	51,183
Due after five years and through ten years	33,009	33,767	36,874	36,460	75,755	73,868
Due after ten years	19,569	19,576	20,716	19,415	26,024	23,313

Total fixed maturity securities	74,708	76,390	72,191	70,604	154,411	149,511

(1)	Does not give effect to the restructuring.

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

Policy loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2004, the total amount of our policy loans was RMB 391 million (US$47 million), and represented 0.1% of our total investment assets as of that date.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 4.6% of our total investment assets as of December 31, 2004.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	CLIC(1)		China Life
	As of December 31,
	2002		2003		2004
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	4,139	36.9%	5,168	48.2%	12,597	72.9%
Closed-end	7,075	63.1%	5,550	51.8%	4,674	27.1%

Total	11,214	100%	10,718	100%	17,271	100%

(1)	Does not give effect to the restructuring.

Equity Securities

In March 2005, we were approved by the CIRC to invest in publicly offered and listed equity securities that are denominated and traded in Renminbi. We may hold no more than 10% of the total public portion or 5% of the total equity, whichever is lower, in any one listed company, and may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of our shares. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”.

Repurchase agreements

We enter into repurchase agreements, which consist of bond repurchase activities in repurchase exchange markets. Bonds repurchased under these agreements represented 0.1% of our total cash and investment assets as of December 31, 2004, 5.0% of our total cash and investment assets as of December 31, 2003 and 13.7% of CLIC’s total cash and investment assets at December 31, 2002.

Information Technology

Our information technology systems provide support to many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are comprised of an actuarial system, a marketing support system, an instant policy-processing system, an e-commerce system, a core operation system, an agent management information system, a customer service system, an accounting and financial management system, a risk management system and an office automation, or OA, system. We plan to build back-up systems to reduce the risk of system failures and the impacts these failures may have on our business. Our information technology systems are supported by approximately 1,600 experienced engineers, technicians and specialists, which we believe is the largest professional staff in the Chinese life insurance industry.

In 2004, we completed our IT strategic planning and started to establish our adaptable IT infrastructure on the bases of its application, database, foundation and governance systems, with the object to provide China Life with an industry leading IT system. In addition, we have improved the China Life Core Operating System, or CCOS, to include a general business operation system for individual life insurance and joint-life products, a group annuity business processing system and a unit-link and universal business processing system; and maintained the capacity of CCOS for future expansion according to our business. We have also established an advanced statistics data information management platform, improved our OA system, completed the paperless office system and expanded our distance education and video conference system.

In 2004, we were awarded the Best Informatization Strategy Prize by the National Informatization Evaluation Center. Our informatization strategy project was awarded China Informatization Achievement of 2004 by Annual China IT Fortune (CEO) Convention and China CIO Convention.

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

Restriction of ownership in joint stock insurance companies. Any acquisition of shares which results in the acquirer owning 10% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. A filing with the CIRC is needed with respect to a change of equity interest of less than 10% in an insurance company, unless it is a listed insurance company. Except for insurance holding companies or insurance companies otherwise approved by the CIRC, an individual entity, including its affiliates, may not hold more than a 20% equity interest in an insurance company including any company which issues shares to the public and lists in China. The combined equity interests held by foreign investors may not exceed 25% of the total equity of a single insurance company, unless the investee company is a listed company. An insurance company must provide a written report to the CIRC specifying whether there is any known affiliated relationship between its shareholders. In addition, except for listed companies, when the equity of an insurance company collectively owned by foreign entities exceeds 25%, the company shall be governed by regulations governing foreign-invested insurance companies. Except in the context of a public offering or as otherwise permitted by law or with the prior approval of the State Council in China, no bank or securities company may invest in an insurance company.

Fundamental changes. Prior approval must be obtained from the CIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include:

•	a change of organizational form and change in registered capital;

•	a merger or spin-off;

•	a transfer of a 10% or more equity interest in the company;

•	a termination of branch offices; and

•	a dissolution or bankruptcy of the company.

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

An insurance company offering products with separate investment accounts is required to evaluate monthly the unit value of each investment account and publish a semi-annual notice which includes the financial condition of each investment account, the investment returns in the past five years (or, if shorter, since the date of inception), the investment portfolio as of the date of the report, the management fees charged in the report period and any change in the investment strategy or policy during the period. The insurance company is required to provide an annual report to the holders setting forth information regarding the product.

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

Regulation of insurance companies as trustees of enterprise pension funds. Under newly implemented trial measures on the management of enterprise pension funds, insurance companies that meet certain specified standards may be approved by the CIRC and the Ministry of Labor and Social Security to serve as trustees of pension funds established by qualified enterprises. To qualify as a trustee, the insurance company must maintain a net asset value of not less than RMB150 million at all times. The trustee may also serve as account manager or investment manager for the same fund, provided that it has relevant qualifications and can maintain the independence of these different functions. A trustee must regularly report to the relevant regulators on matters relating to the management of the enterprise pension fund. The trustee must also submit quarterly and annual fund management reports containing audited financial reports to the enterprise.

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

Regulation of issuance of subordinated indebtedness. Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated indebtedness with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB500 million as of the end of the prior year and the total amount of the unpaid indebtedness at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. The issuer must fulfill a set of disclosure obligations both at the time of the issuance and during the term of the indebtedness. The issuer may repay the indebtedness only if its solvency ratio remains at least 100% after the repayment of both principal and the interest.

Regulation of investments. The 1995 insurance law requires insurance companies to invest their funds in a sound and prudent manner with the dual objective of seeking a return and preservation of capital. It significantly restricts the investments life insurance companies are allowed to make. Insurance funds may be invested only in bank deposits, Chinese treasury bonds, government agency bonds issued by quasi-sovereign policy banks of the Chinese government, as well as other investment vehicles approved by the State Council, such as bonds of specified large state-owned enterprises. The 1995 insurance law specifically prohibits insurance companies from establishing any entity engaged in the securities businesses and from investing in enterprises.

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

Prior to June 2003, insurance companies were only allowed to invest in corporate bonds issued by four types of government enterprises: railway development, the Three Gorges Dam construction project and enterprises in the telecommunications and power generation sectors. Furthermore, the total amount of these investments was limited to no more than 10% of an insurer’s total assets, and the total investment in any single issue of these four categories of bonds could not exceed 2% of the total assets of the insurer or 10% of the issue, whichever is lower. In June 2003, insurance companies were authorized to invest in any corporate bond provided that the bond has a rating AA or higher from China Chengxin International Credit Rating Co., Ltd., Dagong Global Credit Rating Agency, China Lianhe Credit Rating Co., Ltd., Shanghai Far East Credit Rating Co., Ltd. or other credit rating agencies approved by the CIRC, and its issuance has been authorized by the PRC securities regulators. Beginning in July 2004, insurance companies have been further allowed to invest in convertible bonds issued by qualified listed companies and certain key state-owned enterprises, which have been approved by the PRC securities regulators. An insurer’s total investment in all corporate bonds, including convertible bonds, on a cost basis may not exceed 20% of its total assets as of the end of the prior month. Furthermore, the total investment in any single issue of corporate bonds may not exceed the lower of 2% of the total assets of the insurer as of the end of the prior month and 15% of the issue. Notwithstanding the foregoing, up to 100% of the assets of one of the investment accounts relating to investment-linked products and up to 80% of the assets of the investment accounts relating to universal life products may be invested in approved corporate bonds. Up to 20% of the investment assets relating to participating and other separately accounted products as of the end of the prior month may be invested in approved corporate bonds.

In March 2004, insurance companies were allowed to invest in subordinated indebtedness issued by wholly state-owned commercial banks and national commercial banks which have fixed terms of five to six years. An insurer’s total investment in bank subordinated indebtedness on a cost basis may not exceed 8% (and 2% in any single bank) of its total assets as of the end of the prior month, and the total investment in any single issue of such bank subordinated indebtedness may not exceed 20% of the issue.

Beginning in June 2004, insurance companies have been further allowed to invest in subordinated bonds issued by any commercial bank in connection with either a public offering or a private placement which has been approved by the China Banking Regulatory Commission and the People’s Bank of China. An insurer’s total investment in bank subordinated bonds on a cost basis may not exceed 15% (and 3% in any single bank) of its total assets as of the end of the prior month, and the total investment in any single issue may not exceed 20% of the issue.

Concurrently with the authorized issuance of subordinated indebtedness by insurance companies, insurance companies have also been permitted to invest in subordinated indebtedness issued by other insurance companies, beginning in September 2004. An insurer’s total investment in insurance company subordinated indebtedness on a cost basis may not exceed 20% (and 4% in any single issuer) of its total assets as of the end of the prior month, and the total investment in any single issue may not exceed 20% of the issue.

Beginning in August 2004, a qualified life insurance company may invest abroad its foreign currency denominated insurance funds in the following categories and in the following manner: deposits at foreign banks or foreign branches of Chinese commercial banks that have a long term credit rating of A or higher from an internationally accredited credit rating agency, provided that the deposit at one single bank, excluding the balance of any foreign currency settlement account, does not exceed 30% of the annual quota set by the state foreign exchange regulator; fixed maturity securities issued by foreign government, international financial institutions or foreign corporations that have a rating of A or higher from an internationally accredited credit rating agency; fixed maturity securities issued overseas by Chinese government or enterprises; money market products including bank notes and negotiable instruments with a rating of AAA or equivalent; and other investment vehicles prescribed by the CIRC. The total amount of such overseas investment may not exceed the annual quota approved by the state foreign exchange regulator, and may not exceed 80% of the balance of the total foreign currency funds as of the end of the prior year, or the combined amount of such year-end balance and any increase to the annual quote that is separately approved by the state foreign exchange regulator. Up to 30% of the total approved quota may be allocated for investment in fixed maturity securities with a rating of A, and up to 70% for debt securities with a rating of below AA, both at a cost basis. Such limitation does not apply to debt securities issued overseas by Chinese government and enterprises. Total investment in debt securities issued by any single corporation or enterprise shall not exceed on a cost basis 10% of the total approved quota. The overseas investment of the foreign currency funds may be managed by an insurance company itself or by entrusting a qualified professional management company. In any event an insurance company shall appoint a commercial bank located in China as custodian with respect to its foreign currency funds, and the custodian bank may select an overseas agent who satisfies the conditions set forth in the custody agreement. In January 2005 we submitted an application to allow us to make such overseas investments, which is pending the approval of the competent authorities.

In October 2004, the CIRC issued a new regulation further authorizing insurance companies to invest their insurance funds in publicly offered and listed equity securities which are denominated and traded in Renminbi and other stock market investments. Such stock market investments may be made by an insurer directly or through an insurance asset management company, and may be made at primary market offering stage or through secondary market trading. An insurer may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of the equity interest of the insurer.

Notwithstanding the foregoing, up to 100% of the assets of an investment account relating to investment-linked products, up to 80% of the assets of an investment account relating to universal life products, and up to 5% of the maximum amount of the total assets that may be invested in the stock market as of the end of the prior year, excluding assets relating to participating and universal life products, all at cost basis, may be accounted for stock market investments.

In addition, the total investment in listed companies with fewer than 100 million public shares may not exceed 20% of the maximum amount that may be invested in the stock market, including such amount relating to participating and universal life products. Investment in the public shares of any one listed company may not exceed 5% of the maximum amount that may be invested in stock market on a cost basis, including such amount relating to participating and universal life products, and may not exceed 10% of the total public portion or 5% of the total equity, whichever is lower, of the listed company. The calculation of the above percentages shall take into consideration the number of common shares as a result of the conversion of the convertible bonds.

An insurer is prohibited from investing in any problematic securities that have been identified by the CIRC and is prohibited from engaging in insider trading and other manipulative and illegal activities. Life insurance companies must strictly follow a set of risk control measures prescribed by the CIRC in making such stock market investment.

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

The report is required to be submitted on or prior to April 30 of each year, based on audited financial information for the prior year. Among the twelve financial ratios, the calculation of three ratios requires financial data of two previous years, and we were accordingly not able to calculate such three ratios for the year of 2004 because we were just established in 2003. Our solvency level as of December 31, 2004 was approximately 3.15 times the minimum regulatory requirement and the nine applicable financial ratios were within their usual ranges.

Registered capital deposit. Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding.

Statutory insurance fund. Chinese life insurance companies are required to contribute to an insurance guarantee fund 1% of their net premiums from accident and short-term health insurance, including policies assumed through reinsurance. Prior to January 1, 2005, contributions were not required for life insurance and long-term health insurance. Beginning January 1, 2005, life insurance companies are required to contribute 0.15% of net premiums from long-term life insurance and long-term health insurance with guaranteed return rates, and 0.05% of the net premiums from long-term life insurance with no guaranteed return rates. Contributions are not required once the total amount in the fund reaches 1% of the insurance company’s assets, and shall resume automatically when such amount falls below the 1% threshold. The purpose of the insurance guarantee fund is to provide financial subsidy to a life insurer assuming policy obligations of another life insurer as a result of the dissolution or bankruptcy of the latter. The CIRC is also authorized to use the fund when the insurance industry is facing a severe crisis that is likely to cause serious threat to public interest and national financial security.

The CIRC has opened a special bank account at China Industrial and Commerce Bank to accept deposits of the contributions by life insurance companies, including pension companies, health insurance companies and life reinsurance companies. Insurance companies are required to deposit, by March 31, 2005, 50% of the total accumulated amount of contributions as of the end of 2004, and the balance by the end of 2005 into such account. Thereafter, the contributions will be made quarterly each year, with each payment equaling 25% of the total contributions made in the prior year, and necessary adjustments will be made at the end of the year to reflect the actual amount required to be contributed for that year.

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

These reserves are recorded as liabilities for purposes of determining an insurance company’s actual solvency. In May 2003, the CIRC issued a regulation, effective as of January 1, 2004, which affected the calculation of statutory reserves for certain insurance products. It has the general effect of increasing the reserves a life insurance company is required to make, thereby affecting its solvency as well as its income under PRC GAAP.

In January 2005 CIRC issued a new regulation requiring all life insurance companies to submit to the CIRC a new statutory actuarial report, on an annual basis, with respect to the operational results of their insurance business for the previous year. The most significant part of the new regulation is that a life insurance company will be required to provide, in the actuarial report, their assessment of the sufficiency of their statutory reserves. Our actuarial report for the financial year of 2004 is due July 1, 2005, although it will not affect our financial results for 2004 under PRC GAAP. Beginning in January 1, 2006, we are required to submit, by April 30 each year, the new actuarial report for the previous year.

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

Compliance with regulatory requirements. Our management confirms that, based on the advice of King & Wood, our PRC legal counsel, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected” and “—Licensing requirements” above, we have complied in all material respects with all applicable regulatory requirements set out above.

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of not less than US$5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, have been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004.

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, wholly foreign-owned insurance companies and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Foreign-invested insurance companies may not, without the approval of the CIRC, engage in transactions with their affiliates, including reinsurance transactions and purchases and sales of assets. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CIRC of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CIRC. If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

Regulation of Insurance Asset Management Companies

An insurance asset management company is a limited liability company or joint stock company that manages insurance funds on behalf of others. Insurance asset management companies are regulated by the CIRC.

Minimum capital requirements. The registered capital of an insurance asset management company may not be lower than the greater of (1) RMB 30 million in cash and (2) 0.1% of the insurance funds it manages, provided that the minimum capital is not required to exceed RMB 500 million.

Business operations. In accordance with newly implemented tentative regulations of insurance asset management companies, an insurance asset management company may conduct the following businesses:

•	managing and operating insurance funds entrusted by its shareholders;

•	managing and operating insurance funds entrusted by another insurance company controlled by its shareholders;

•	managing and operating its own insurance funds; and

•	other businesses otherwise approved by the CIRC or other departments of the State Council.

The investments of the insurance funds by insurance asset management companies are subject to the same requirements and limitations applicable to the investments by the insurance companies themselves. With the regulatory expansion of insurance company investment powers, the investment powers of insurance asset management companies over their own funds have been expanded as well to cover subordinated indebtedness issued by banks and insurance companies, bank subordinated bonds and stock market investment.

In connection with the funds being managed by an insurance asset management company, a custodian is required to be appointed. The custodian must be an independent commercial bank or financial institution satisfying applicable CIRC requirements.

Shareholding restrictions. At least 75% of the shares of an insurance asset management company must be owned by domestic insurance companies, and at least one of the shareholders of an insurance asset management company must be an insurance company or insurance holding company satisfying specified requirements.

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

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe this situation is shared by all major life insurance companies in China. Approximately 72% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected”.

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

China Life Insurance Asset Management Company Limited

PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2004, we owned and leased 3,996 and 3,087 properties respectively, and had 97 properties under construction. Six properties owned by us are leased to independent third parties. The remaining properties are mainly occupied by us as office premises.

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

Under the property leasing agreement entered into between CLIC and us, CLIC agreed to lease to us over 800 properties owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties. CLIC does not have the legal title to certain number of these CLIC owned properties and is in the process of completing the legal procedures in order to obtain the legal title to these CLIC owned properties. CLIC has undertaken to us 1) to have the building ownership certificates in respect of these properties registered under its name as soon as possible; 2) to be responsible for all costs, expenses and claims incurred and 3) to indemnify us against all losses, claims, charges arising from our occupation of these properties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report. For purposes of the following discussion, references to our “predecessor” mean CLIC, as our predecessor company prior to the restructuring, for the periods in question. In general, the financial results discussed in this section relate to historical consolidated financial data, including both the transferred policies and the non-transferred policies. When financial results discussed in this section relate to the transferred and new policies only, specific reference is made to that fact.

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

The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes the restructuring is treated as having occurred on September 30, 2003. As of June 30, 2003, we assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our historical financial statements for the year ended and as of December 31, 2002 present the financial results of our predecessor company, CLIC. Our consolidated balance sheet data and profit and loss accounts data as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

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

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 60 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2004. We also offer accident and short-term health insurance policies to individuals and groups.

We report our financial results according to the following three principal business segments:

•	Individual life insurance, which offers participating and non-participating life insurance and annuities to individuals. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Our individual life insurance business comprises long-term products, including long-term health insurance products, meaning products having a term of more than one year at the date of their issuance.

•	Group life insurance, which offers participating and non-participating life insurance and annuities products to companies and institutions. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Our group life insurance business comprises long-term products.

•	Accident and health insurance, which offers accident insurance and short-term health insurance to individuals and groups. Our accident insurance business comprises short-term products, meaning products having a term of one year or less at the date of their execution.

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

We had total gross written premiums and policy fees of RMB 66,257 million (US$8,005 million) and net profit of RMB 7,171 million (US$866 million) for the year ended December 31, 2004. Our principal business segments had the following results:

•	Individual life insurance had total gross written premiums and policy fees of RMB 54,909 million (US$6,634 million) in 2004, principally reflecting an increase in sales of endowment products and whole life products. These were offset in part by a reduction in policy fees, as result of the adjustment of our product selling strategy to concentrate more on risk-type products and regular premium products.

•	Group life insurance had total gross written premiums and policy fees of RMB 742 million (US$90 million) in 2004, principally reflecting an increase in sales of investment-type products, which led to a growth in policy fees, and an increase in sales of whole life insurance products.

•	Accident and health insurance had total gross written premiums of RMB 10,606 million (US$1,281 million) in 2004, principally reflecting our increase sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term accident and health riders.

Our business and the business of CLIC, our predecessor, has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results, which present the historical results of our predecessor for the periods presented below, until September 30, 2003, the date on which the restructuring is treated as having occurred for accounting purposes, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates.

Our predecessor did not prepare financial information in accordance with H.K. GAAP or U.S. GAAP prior to the financial year ended December 31, 2000. Accordingly, we first prepared financial information in accordance with H.K. GAAP and U.S. GAAP as of January 1, 2000. As of this date, all assets and liabilities were measured in accordance with the requirements of H.K. GAAP and U.S. GAAP, except that, as explained in note 2(o) to the consolidated financial statements included in this annual report, certain property on hand as of that date was stated on the basis of a valuation performed as of January 1, 2000. H.K. GAAP does not have specific guidance on the accounting treatment of long-term insurance contracts and we have adopted U.S. accounting rules in this regard in the preparation of the financial information. Preparation of H.K. GAAP and U.S. GAAP financial information as of January 1, 2000 required us to analyze insurance contracts in force at December 31, 1999 between traditional insurance contracts accounted for based on the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” (SFAS 60) and the provisions regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments” (SFAS 97), and investment-type contracts accounted for based on the provisions regarding investment-type contracts of SFAS 97. The liability for policyholder account balances for contracts accounted for based on SFAS 97 was equal to the policy account values. Account values consisted of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest. No asset in respect of deferred policy acquisition costs was recorded for investment contracts issued prior to June 10, 1999, since these contracts carried guaranteed interest rates in excess of the investment return obtainable at December 31, 1999 and the asset was therefore not considered recoverable. Interest continued to be credited on these contracts at guaranteed rates which mainly ranged from 5.0% up to 8.8% and up to 11.0% for a small number of policies, whereas CLIC’s investments yields were lower than these guaranteed rates since 1999. As a result, the negative spread on these policies has continued to negatively affect results attributable to these policies in the periods presented below.

The liability for contracts accounted for based on to SFAS No. 60 and provisions regarding limited-payment contracts of SFAS No. 97 was based on best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses. As of the beginning of the year ended December 31, 2000 there was a premium deficiency in respect of our predecessor’s aggregate traditional insurance business in a loss making situation due to negative spreads between the interest rate guaranteed to policyholders on policies issued prior to June 10, 1999 and our predecessor’s estimate of future investment returns of 3.8% on this business. Accordingly, for policies issued prior to June 10, 1999, the best estimate assumptions were based on our predecessor’s best estimate assumptions determined as of December 31, 1999, with no provision for adverse deviation so as not to create future profits. Mortality and morbidity rates, which vary by age of the insured, and lapse rates, which vary by contract type, were based on expected experience at December 31, 1999. This was based on the results of an analysis of our predecessor’s actual mortality, morbidity and lapse experience incurred in the years 1999 through 2002. This experience was found to be comparable in all such years. Based on the findings of a subsequent study of our experience, which included a breakdown of the lapse experience of our products in a more detailed way than before, and our knowledge of the business, the mortality assumption for policies issued in 2004 and 2003 and the morbidity assumption for policies issued in 2003 remain unchanged, but the morbidity assumption for policies issued in 2004 and the lapse assumption for certain types of policies issued in 2004 and 2003 were revised. The lapse rates of certain types of our policies were higher in 2004 than in 2003, which we believe is primarily due to the prohibition of government agencies from purchasing certain types of commercial insurance polices for individuals, increased competition, as well as the increase in interest rates available from banks and other intermediaries in 2004. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 77.9% of total revenues in 2004.

•	policy fees for investment-type contracts. Policy fees accounted for 6.8% of total revenues in 2004.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 13.0% of total revenues in 2004.

In addition, following the restructuring, we receive service fees for policy management services we provide to CLIC and, prior to incorporation of the asset management joint venture, we received asset management fees for asset management services we provided to CLIC. Since incorporation of the asset management joint venture in November 2003, CLIC has paid asset management fees to the asset management joint venture, which is a subsidiary of ours. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. Due to China’s recent fast growing economy, the Chinese government may take certain measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If the interest rates were to increase, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

Sustained levels of high or low interest rates also may affect the relative popularity of our various products. For example, the recent popularity of our participating products is partially driven by the protracted comparatively low interest rate environment in China and the 2.50% cap set by the CIRC on the guaranteed rates of return we may apply. The investment nature of the product, including the enhanced yield by means of dividends, has proven to be attractive to China’s insurance buyers.

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets and repurchase exchange markets. Since 2004, we have been allowed to invest in convertible bonds, certain subordinated indebtedness and bonds and shares listed on China’s stock markets, which are denominated and traded in Renminbi, and are now in the application process for overseas investments in qualified term deposits and fixed maturity securities. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes such as mortgage-backed securities and infrastructure project financings. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

The limitations on the types of investments we are permitted to make affect the investment returns we are able to generate and subject us to various risks that we would not, or to a lesser extent, be subject to if we were able to invest in a wider array of investments. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, such as the permission of overseas investments in qualified term deposits and fixed maturity securities, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2002, 2003 and 2004.

	For the year ended December 31,
	2002	2003	2004
	(RMB in millions)
Fixed maturity securities	(59)	(7)	(320)
Equity securities	(2)	—	—

Total	(61)	(7)	(320)

Impairments in 2002 relating to a government bond deposited with a local broker that encountered financial difficulties in 2002, resulted in an impairment charge of RMB 36 million. Impairments in 2004 relating to the bonds entrusted with Min Fa Security Company Limited that encountered financial difficulties in 2004, resulted in an impairment change of RMB 320 million. See Note 4.1 of the notes to the financial statements included elsewhere in annual report.

Non-trading securities were comprised of the following asset classes as of December 31, 2002, 2003 and 2004.

	CLIC(1)		China Life
	As of December 31,
	2002		2003		2004
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Fixed maturity securities
Government bonds	49,661	50,979	40,449	39,477	43,871	39,612
Government agency bonds	20,615	20,815	27,234	26,817	26,645	26,438
Corporate bonds	3,212	3,323	4,508	4,310	4,292	3,741

Subtotal	73,488	75,117	72,191	70,604	74,808	69,791

Equity securities
Common stocks, unlisted	957	957	—	—	—	—
Funds	7,523	7,144	5,422	5,550	13,243	12,597

Subtotal	8,480	8,101	5,422	5,550	13,243	12,597

Total	81,968	83,218	77,613	76,154	88,051	82,388

(1)	Does not give effect to the restructuring.

The total amount of non-trading securities as of December 31, 2003 was lower than the total amount of non-trading assets as of December 31, 2002 because a portion of such assets were retained by CLIC in accordance with the terms of the restructuring, which was treated as having occurred on September 31, 2003.

We had gross unrealized gains of RMB 365 million, RMB 608 million and RMB 2,114 million and gross unrealized losses of RMB 6,028 million, RMB 2,067 million and RMB 864 million as of December 31, 2004, 2003 and 2002. The total unrealized losses as of December 31, 2004 and 2003 were 7.3% and 2.7% of total non-trading securities. The total unrealized losses as of December 31, 2002 were less than 1% of total non-trading securities. These unrealized losses as of December 31, 2004, 2003 and 2002 related primarily to valuation adjustments to government and government agency bonds. Valuation adjustments to securities investment funds also contributed substantially to the unrealized losses as of December 31, 2004 due to a deep fall in securities market in 2004. The Shanghai Stock Exchange Index, a major stock exchange index in China, dropped to 1,266 points on December 31, 2004 from 1,497 points on December 31, 2003. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of securities has continuously been in an unrealized loss position as of December 31, 2004, 2003 and 2002.

As of December 31, 2004	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Fixed maturity securities
Unrealized losses	(858)	(542)	(3,960)	(5,360)
Carrying amounts	21,017	9,783	26,173	56,973
Unrealized losses as a percentage of carrying amounts	4.08%	5.54%	15.13%	9.41%

Equity securities
Unrealized losses	(291)	(377)	—	(668)
Carrying amounts	7,802	2,726	—	10,528
Unrealized losses as a percentage of carrying amounts	3.73%	13.83%		6.34%

Total
Total unrealized losses	(1,149)	(919)	(3,960)	(6,028)
Total carrying amounts	28,819	12,509	26,173	67,501
Unrealized losses as a percentage of carrying amounts	3.99%	7.35%	15.13%	8.93%

As of December 31, 2003	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Fixed maturity securities
Unrealized losses	(1,935)	(125)	—	(2,060)
Carrying amounts	48,116	2,297	—	50,413
Unrealized losses as a percentage of carrying amounts	4.02%	5.44%	—	4.08%

Equity securities
Unrealized losses	(5)	(2)	—	(7)
Carrying amounts	895	421	—	1,316
Unrealized losses as a percentage of carrying amounts	0.56%	0.48%	—	0.53%

Total
Total unrealized losses	(1,940)	(127)	—	(2,067)
Total carrying amounts	49,011	2,718	—	51,729
Unrealized losses as a percentage of carrying amounts	3.96%	4.67%	—	4.00%

As of December 31, 2002	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Fixed maturity securities
Unrealized losses	(472)	(8)	(2)	(482)
Carrying amounts	25,078	1,187	13	26,278
Unrealized losses as a percentage of carrying amounts	1.88%	0.67%	15.38%	1.83%

Equity securities
Unrealized losses	(382)	—	—	(382)
Carrying amounts	6,261	—	—	6,261
Unrealized losses as a percentage of carrying amounts	6.10%			6.10%

As of December 31, 2002	0-6 months	7-12 months	12-24 months	Total
Total
Total unrealized losses	(854)	(8)	(2)	(864)
Total carrying amounts	31,339	1,187	13	32,539
Unrealized losses as a percentage of carrying amounts	2.73%	0.67%	15.38%	2.66%

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

As of December 31, 2004, our total investment assets were RMB 374,890 million (US$45,296 million) and the investment yield for the year ended December 31, 2004 was 3.5%. The investment yield for this period primarily reflected an increase in interest income from floating rate negotiated deposits and higher yields from newly purchased bonds and subordinated bonds, as a resulted of an increase in benchmark deposit rate by Chinese central bank in 2004. As of December 31, 2003, our total investment assets were RMB 279,248 million and the investment yield for the year ended December 31, 2003 was 3.4%. The investment yield for this period (which includes the investment yield for investments held by CLIC through September 30, 2003) primarily reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity. As of December 31, 2002, CLIC’s total investment assets, before giving effect to the restructuring, were RMB 266,463 million (US$32,195 million) and the investment yield for the year ended December 31, 2002 was 3.8%. The investment yield for this period primarily reflected a shift away from resale agreements, which have a comparatively low yield, as well as poor conditions in the equity markets.

For 2002 and 2004, we calculated the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of that year and the previous year. Yields for 2003 were calculated as the weighted average (weighted according to the amount of investment income for the relevant periods) of the yields for the first three quarters of CLIC (without giving effect to the restructuring) and the fourth quarter China Life of 2003. The yields for such periods were calculated by dividing the investment income of CLIC or China Life for the relevant nine or three-month period by the average of the ending balances for that nine or three-month period and the previous nine or three-month period.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2002, 2003 and 2004 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2002	2003	2004	2004	(2002-2004)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	12,289	16,292	19,812	2,394	17.26%

Endowment:
Gross written premiums	18,169	16,998	26,511	3,203	13.42%
Deposits	50,428	75,619	65,569	7,922	9.15%

Annuities:
Gross written premiums	3,129	3,618	3,790	458	6.60%
Deposits	1,912	1,700	1,412	171	(9.61)%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	344	255	344	42	0.00%
Deposits	3	—	98	12	58.74%

Annuities:
Gross written premiums	—	—	—	—	—
Deposits	6,229	10,117	21,105	2,550	50.20%

Endowment:
Premiums	—	—	—	—	—
Deposit	—	—	553	67	—

Accident and health insurance business

Accident gross written insurance premiums	5,174	4,880	4,977	601	(1.29)%
Health gross written insurance premiums	3,764	5,325	5,629	680	14.39%

(1)	including long-term health products

Our revenues and profitability are affected by changes in the mix of products we offer. In recent years the Chinese insurance market has been moving away from insurance policies offering fixed rates of return in favor of participating and investment-related products, and we expect these trends to continue. Consistent with these trends, participating life insurance and annuity products, have been our fastest-growing individual life insurance products.

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

Participating and other products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated profit and loss accounts as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended December 31, 2004, total deposits for the transferred and new policies were RMB 88,737 million (US$10,722 million), an increase of 1.5% from RMB 87,435 million in 2003. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of 2003, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the year ended December 31, 2004, 13.8% of total first-year gross written premiums were from single premium products and in 2003, 34% of total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums in 2004. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC’s regulations, prior to 2003 life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, as statutory reinsurer. The statutory reinsurance requirement is now being phased out. At the beginning of 2003, the percentage of accident and health insurance risks that our predecessor had to reinsure decreased by 5%, from 20% to 15%, and it is scheduled to decrease by a further 5% per year until it is phased out completely at the beginning of 2006. We are also party to various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business. As of December 31, 2004, substantially all of our ceded premiums had been ceded to China Reinsurance (Group) Company.

Regulation

We operate in a highly regulated industry. Changes in regulation can have a significant impact on our revenues, expenses and profitability. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Among other things, recent changes to permitted investment channels for insurance companies have impacted our investment portfolio and returns. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters”.

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

Future life policyholder benefits, policyholder contract deposits and other funds. These represent liabilities for estimated future policyholder benefits for traditional life insurance policies and investment contracts which are not investment-linked. Future life policyholder benefits for traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, morbidity, lapse rate, expenses and investment return, including a margin for adverse deviation. The assumptions are established at the time a policy is issued and remain unchanged, except where premium deficiency occurs. Policyholder contract deposits represent the accumulation of premium received less charges. The policyholders’ share of unrealized gains or losses in respect of non-trading and trading investments held by us, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for future life policyholder’s benefits.

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

We establish liabilities for future life policyholder benefits on long duration contracts based on the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” and the provisions regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments”. Based on the provisions of these standards, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognized. We base these estimates on the following assumptions:

•	We base our assumptions for interest rates on estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we revised the discount rates for policies issued in 2004 and 2003, respectively, such that they increase annually from 3.7% and 3.65% for the year of issuance to 5.17% for the year 2013 and the years thereafter and 5.0% for the year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. Actual investment yields in the years ended December 31, 2002, 2003 and 2004 were 3.8%, 3.4% and 3.5%, respectively. The interest rates we assume for future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

•	We base our assumptions for mortality and morbidity rates, which vary by age of the insured, and lapse rates, which vary by contract type, on expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. The mortality, morbidity and lapse assumptions used for 1999 through 2002 are based upon the results of an analysis of our predecessor’s actual mortality, morbidity and lapse experience incurred in those years. This mortality, morbidity and lapse experience was found to be comparable in those periods. Based on the findings of a subsequent study of our experience, which included a breakdown of the lapse experience of our products in a more detailed way than before, and our knowledge of the business, the mortality assumption for policies issued in 2004 and 2003 and the morbidity assumption for policies issued in 2003 remain unchanged, but the morbility assumption for policies issued in 2004 and the lapse assumption for certain types of policies issued in 2004 and 2003 were revised. The lapse rates of certain types of our policies were higher in 2004 than in 2003, which we believe is primarily due to the prohibition of government agencies from purchasing certain types of commercial insurance polices for individuals, increased competition, as well as the increase in interest rates available from banks and other intermediaries in 2004. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. Currently all life insurance companies in China are required to use these tables for product pricing.

•	We have based our assumptions for policy administration expenses on expected unit costs plus, where applicable, a margin for adverse deviation. We have based our assumptions for unit costs on an analysis of actual experience. We have estimated the per-policy costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto, 1.75% of premiums for 2003 and 1.65-2.55% of premiums for individual life products, and 1.65% of premiums for group life products, for 2004 in each case plus a fixed per-policy expense. Our estimated per-policy costs for 2004 vary from the years prior to 2004 as a result of our subsequent study, which included a breakdown of per-policy costs in a more detailed way than before.

•	Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation so as not to create future profits. A level 3.8% interest rate comprised the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the restructuring.

•	Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, based on the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realized Gains and Losses from the Sale of Investments”. We determine the amount of policyholder dividends to be paid annually. Policyholder dividends include life policyholders’ share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholder benefits and policyholder contract deposits vary according to the type of contract. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

Valuation of Investments

Fixed maturity securities that we have the ability and intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Fixed maturity securities and equity securities that we purchase with the intention to resell in the near term are classified as trading. Fixed maturity securities and equity securities other than those classified as held-to-maturity or trading are classified as non-trading securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment and if the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to profit and loss accounts. The following are the policies used:

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

Non-trading securities. Investments which are held for non-trading purposes are stated in the balance sheet at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve in equity until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gains or losses representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus or deficit transferred from the investment revaluation reserve, is reflected in the profit and loss accounts. Where there is objective evidence that individual investments are impaired, the cumulative losses recorded in the revaluation reserve are transferred to the profit and loss accounts.

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

Structured deposits. As the market for structured deposits is not active, we established fair value by using discounted cash flow analysis and option pricing models as the valuation technique. We use the U.S. dollar swap rate, the benchmark rate, to determine the fair value of financial instrument. Due to the complexity of the structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

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

Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, or new HKFRSs, which are effective for accounting periods beginning on or after January 1, 2005 and are generally aligned with International Financial Reporting Standards. China Life had not adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. We are in the process of making an assessment of the impact of these new HKFRSs.

With respect to the adoption of HKFRS 4 “Insurance Contracts”, substantially all of our existing products are insurance contracts or financial instruments with a discretionary participation feature as defined in HKFRS4; therefore, we will continue to apply our existing accounting policies and do not expect a significant impact on our results and financial position as a result of adopting HKFRS4.

We will be continuing with the assessment of the impact of the other new HKFRSs and significant changes may be identified as a result.

In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on the guidance provided in EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments,” as applicable to debt and equity securities that are within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are accounted for using the cost method specified in APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The new guidance was scheduled to become effective for reporting periods beginning after June 15, 2004. In September 2004, however, the FASB delayed the effective date and is expected to issue finalized guidance in 2005. Pending a final resolution by the FASB, we, as required, will continue to apply existing authoritative literature with respect to the recognition of losses related to the other-than-temporary impairment of securities. In the absence of such final resolution, we are unable to determine the impact, if any, that the impairment provisions of EITF Issue 03-1 will have on our consolidated financial statements.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% and 1.2% in 2004 and 2003, respectively. China experienced slight deflation in 2002 at a rate of 0.8%.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—Risk Factors—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Recent Developments

Class Action Litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder by failing to disclose the audit review by the National Audit Office of China, or CNAO, CLIC. For more information on the CNAO audit, see our annual report on Form 20-F for the fiscal year ended December 31, 2003. We have engaged U.S. counsel to contest vigorously on behalf of us. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. An opposition brief was received from plaintiffs on May 20, 2005 and the defendants intend to file a reply to such opposition by June 20, 2005. As of the date of this annual report, the U.S. counsel engaged by us is unable to express an opinion as to the likelihood of an unfavorable outcome or the amount of damages, if any, that may be awarded.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to voluntarily produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate and are cooperating fully with the inquiry.

OPERATING RESULTS

As discussed elsewhere in this annual report, the restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; for accounting purposes, however, the restructuring is deemed to have occurred as of September 30, 2003. Accordingly, our historical profit and loss accounts data for 2003 includes data for our predecessor through September 30, 2003 and data for China Life from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2004 and for the time period from October 1, 2003 through December 31, 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through

December 31, 2003 and for 2004, both realized and unrealized, is not included in our profit and loss accounts. The impact of the restructuring on accident and health insurance business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees decreased by RMB 2,208 million, or 3.3%, to RMB 65,008 million in 2004 from RMB 67,216 million in 2003. This decrease was primarily due to the effect of the restructuring described above as well as a decrease in policy fees from the individual life insurance business, offset in part by increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business.

Net premiums earned and policy fees attributable to the transferred and new policies increased by RMB 14,201 million, or 28.0%, to RMB 65,008 million in 2004 from RMB 50,807 million in 2003. This increase was primarily due to increases in net premiums earned from the individual life insurance, group life insurance business and the accident and health insurance businesses, offset in part by a decrease in policy fees from the individual life insurance business. Net premiums earned from risk-type participating products were RMB 22,363 million in 2004, an increase of RMB 8,946 million, or 66.7%, from RMB 13,417 million in 2003. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2004, RMB 2,780 million was attributable to single premium products and RMB 47,670 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2003 and attributable to the transferred and new policies, RMB 4,553 million was attributable to single premium products and RMB 32,610 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business decreased by RMB 3,639 million, or 6.2%, to RMB 54,902 million in 2004 from RMB 58,541 million in 2003. This decrease was primarily due to the restructuring effect, as well as a reduction in policy fees, offset in part by increases in sales of endowment products and whole life products, as a result of the adjustment of our product selling strategy to concentrate more on risk-type products.

Net premiums earned and policy fees from the individual life insurance business attributable to the transferred and new policies increased by RMB 12,614 million, or 29.8%, to RMB 54,902 million in 2004 from RMB 42,288 million in 2003. This increase was primarily due to increases in sales of endowment products and whole life products, offset in part by a reduction in policy fees, as a result of the adjustment of our product selling strategy in the last quarter of 2003 to concentrate more on risk-type products and regular premium products.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB 154 million, or 26.2%, to RMB 742 million in 2004 from RMB 588 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees, and an increase in sales of whole-life insurance products, notwithstanding the effect of the restructuring described above.

Net premiums earned and policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB 310 million, or 71.8%, to RMB 742 million in 2004 from RMB 432 million in 2003. This increase was primarily due to an increase in sales of investment-type products, which led to a growth in policy fees and an increase in sales of whole-life insurance products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (which comprises short-term products) increased by RMB 1,277 million, or 15.8%, to RMB 9,364 million in 2004 from RMB 8,087 million in 2003. Gross written premiums from the accident insurance business increased by RMB 97 million, or 2.0%, to RMB 4,977 million in 2004 from RMB 4,880 million in 2003 and gross written premiums from the health insurance business increased by RMB 304 million, or 5.7%, to RMB 5,629 million in 2004 from RMB 5,325 million in 2003. These changes were primarily due to our increased sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term riders.

Net changes in unearned premium reserves for accident and health insurance business decreased by RMB 480 million, or 87.8%, to RMB 67 million in 2004 from RMB 547 million in 2003. This decrease was primarily due to the fact that premiums received from accident and short-term health insurance business for the first half of 2003 were proportionately higher than those from the second half of 2003, and premiums for the first half of 2004 were proportionately lower than those from the second half of 2004.

Substantially all of the net premiums earned were from transferred and new policies.

Net Investment Income

Net investment income increased by RMB 1,492 million, or 15.2%, to RMB 11,317 million in 2004 from RMB 9,825 million in 2003. This increase was primarily due to an overall growth in investment assets during 2004, notwithstanding the restructuring effect described above.

As of December 31, 2004, total investment assets were RMB 374,890 million and the investment yield for the year ended December 31, 2004 was 3.5%. As of December 31, 2003, total investment assets were RMB 279,248 million and the investment yield for the year ended December 31, 2003 was 3.4% (which includes the investment yield for investment assets held by CLIC through September 30, 2003). This increase was primarily due to an increase in interest income from floating rate negotiable deposits and higher yields from newly issued bonds and subordinated bonds, as a result of an increase in benchmark deposit rate by the Chinese central bank in 2004.

Net Realized Gains/Losses on Investments

Net realized losses on investments was RMB 237 million in 2004, compared to net realized gains of RMB 868 million in 2003. This change reflected net realized losses of RMB 317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains of RMB 80 million on securities investment funds in 2004. In 2003, net realized gains was RMB 550 million on debt securities and RMB 318 million on securities investment funds. See note 4.1 of the notes to the financial statements included elsewhere in this annual report for more information on the bonds entrusted with Min Fa Security Limited Company.

Net Unrealized Gains/Losses on Investments

We reflect unrealized gains or losses on investments designated as trading in current period income. Our net unrealized losses on investments was RMB 1,061 million in 2004, compared to net unrealized gains of RMB 247 million in 2003. The results in 2004 reflected net unrealized gains of RMB 11 million on debt securities and net unrealized losses on securities investment funds of RMB 1,072 million, due to a deep fall in the securities market in 2004.

Other Income

Other income increased by RMB 1,052 million, or 145%, to RMB 1,779 million from RMB 727 million in 2003. This was primarily due to the increase in policy management fees we received from CLIC under the policy management agreement entered into in September 2003.

Deposits and Policy Fees

Deposits are gross additions to policyholder contract deposits. Total deposits decreased by RMB 2,464 million, or 2.7%, to RMB 88,737 million in 2004 from RMB 91,201 million in 2003. Policy fees decreased by RMB 902 million, or 14.8%, to RMB 5,194 million in 2004 from RMB 6,096 million in 2003. These decreases were primarily due to the effect of restructuring described above and decreased sales of investment-type products in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business.

Total deposits attributable to the transferred and new policies increased by RMB 1,302 million, or 1.5%, to RMB 88,737 million in 2004 from RMB 87,435 million in 2003. Policy fees attributable to the transferred and new policies decreased by RMB 363 million, or 6.5%, to RMB 5,194 million in 2004 from RMB 5,557 million in 2003. These changes reflected increased sales of participating annuity products in group life insurance business, and decreased sales of investment-type products in the individual life insurance business, as well as an increase in the proportion of investment-type products that are single premium products. Total deposits from participating products increased by RMB 1,040 million, or 1.3%, to RMB 81,416 million in 2004 from RMB 80,376 million in 2003. Total policy fees from participating products decreased by RMB 563 million, or 13.4%, to RMB 3,651 million in 2004 from RMB 4,214 million in 2003.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB 12,981 million, or 16.2%, to RMB 66,981 million in 2004 from RMB 79,962 million in 2003. Policy fees from the individual life insurance business decreased by RMB 972 million, or 16.9%, to RMB 4,796 million in 2004 from RMB 5,768 million in 2003. These decreases reflected effect of restructuring described above, as well as the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Deposits in the individual life insurance business attributable to the transferred and new policies decreased by RMB 10,337 million, or 13.4%, to RMB 66,981 million in 2004 from RMB 77,318 million in 2003. Policy fees from the individual life insurance business attributable to the transferred and new policies decreased by RMB 584 million, or 10.9%, to RMB 4,796 million in 2004 from RMB 5,380 million in 2003. These decreases were primarily due to the adjustment of our product selling strategy to concentrate more on risk type products, which led to a decrease in sales of investment type products.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB 10,517 million, or 93.6%, to RMB 21,756 million in 2004 from RMB 11,239 million in 2003. Policy fees from the group life insurance business increased by RMB 70 million, or 21.3%, to RMB 398 million in 2004 from RMB 328 million in 2003. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the effect of the restructuring described above.

Deposits in the group life insurance business attributable to the transferred and new policies increased by RMB 11,639 million, or 115.0%, to RMB 21,756 million in 2004 from RMB 10,117 million in 2003. Policy fees from the group life insurance business attributable to the transferred and new policies increased by RMB 221 million, or 124.9%, to RMB 398 million in 2004 from RMB 177 million in 2003. These increases were due to increased sales of participating annuity products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, decreased by RMB 10,148 million, or 17.9%, to RMB 46,388 million in 2004 from RMB 56,536 million in 2003. This decrease was due to the effect of restructuring described above, offset in part by an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits decreased by RMB 1,754 million, or 20.5%, to RMB 6,816 million in 2004 from RMB 8,570 million in 2003. This decrease was principally due to the effect of restructuring described above, offset in part by an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees decreased to 10.3% in 2004 from 12.4% in 2003.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB 11,175 million, or 31.7%, to RMB 46,388 million in 2004 from RMB 35,213 million in 2003. This increase was primarily due to the increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 6,401 million, or 45.8%, to RMB 20,383 million in 2004 from RMB 13,982 million in 2003. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 2,124 million, or 396.3%, to RMB 2,660 million in 2004 from RMB 536 million in 2003 and the increase in future life policyholder benefits increased by RMB 4,277 million, or 31.8%, to RMB 17,723 million in 2004 from RMB 13,446 million in 2003.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business decreased by RMB 11,512 million, or 22.6%, to RMB 39,435 million in 2004 from RMB 50,947 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 1,322 million, or 17.1%, to RMB 6,422 million in 2004 from RMB 7,744 million in 2003 and the increase in future life policyholder benefits decreased by RMB 10,190 million, or 23.6%, to RMB 33,013 million in 2004 from RMB 43,203 million in 2003.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB 9,489 million, or 31.7%, to RMB 39,435 million in 2004 from RMB 29,946 million in 2003. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 3,074 million, or 91.8%, to RMB 6,422 million in 2004 from RMB 3,348 million in 2003. This increase was primarily due to an increased impact of the participating products, which we started to sell in 2000, and which pay survivorship benefits to policyholders every three years. The increase in future life policyholder benefits increased by RMB 6,415 million, or 24.1%, to RMB 33,013 million in 2004 from RMB 26,598 million in 2003.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 172 million, or 24.3%, to RMB 535 million in 2004 from RMB 707 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 432 million, or 52.3%, to RMB 394 million in 2004 from RMB 826 million in 2003 and the increase in future life policyholder benefits was RMB 141 million in 2004, compared with a decrease of RMB 119 million in 2003.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies increased by RMB 150 million, or 39.0%, to RMB 535 million in 2004 from RMB 385 million in 2003. This increase was primarily due to the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 76 million, or 16.2%, to RMB 394 million in 2004 from RMB 470 million in 2003 and the increase in future life policyholder benefits was RMB 141 million in 2004, compared with a decrease of RMB 85 million in 2003.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB 1,536 million, or 31.5%, to RMB 6,418 million in 2004 from RMB 4,882 million in 2003. Substantially all of these amounts related to transferred and new policies. This increase was primarily due to the increase in business volume of health insurance business, which has a relatively higher claim rate, and an increase in medical expenses.

Liabilities for unpaid claims are estimated based on our historical experience and other actuarial assumptions that consider the effects of current developments and anticipated trends. Of these assumptions, our assumptions as to historical experience have the most significant impact on the level of liabilities. We particularly review our assumptions as to historical experience assumption against actual claims payment experience to assess the reasonableness of the level of liabilities.

Policyholder Dividends and Participation in Profits

Policyholder dividends and participation in profits increased by RMB 841 million, or 69.7%, to RMB 2,048 million in 2004 from RMB 1,207 million in 2003. Virtually all of these amounts were attributable to the transferred and new policies because our predecessor only began to sell participating products in 2000. This increase was primarily due to increases in our reserves and business volume.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs reflects the amortization of deferred policy acquisition costs attributable to the transferred and new policies. The majority of acquisition costs attributable to the transferred and new policies are deferrable. Amortization of deferred policy acquisition costs increased by RMB 1,240 million, or 24.7%, to RMB 6,263 million in 2004 from RMB 5,023 million in 2003. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect acquisition costs attributable to non-transferred policies in the individual life insurance business and group life insurance business, as well as the non-deferrable portion of underwriting and policy acquisition costs in transferred and new policies. Underwriting and policy acquisition costs increased by RMB 178 million, or 13.8%, to RMB 1,472 million in 2004 from RMB 1,294 million in 2003. Underwriting and policy acquisition costs were 2.26% of net premiums earned and policy fees in 2004, compared with 1.91% in 2003.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB 161 million, or 18.1%, to RMB 1,051 million in 2004 from RMB 890 million in 2003. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 17 million, or 4.2%, to RMB 421 million in 2004 from RMB 404 million in 2003. This increase was primarily due to the increase in business volume.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs attributable to the transferred and new policies, as well as compensation and other administrative expenses. Administrative expenses decreased by RMB 277 million, or 4.0%, to RMB 6,585 million in 2004 from RMB 6,862 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of employee housing benefits and expenses of non-core businesses (which includes investments in property, hotels and other operations through subsidiaries), decreased by RMB 741 million, or 85.0%, to RMB 131 million in 2004 from RMB 872 million in 2003. A substantial amount of other operating expenses in 2003 comprises investments in property, hotels and other operations through subsidiaries, which we no longer have after the restructuring. This decrease primarily reflected the effect of the restructuring described above and the effective control of the costs by us.

Interest Credited to Policyholder Contract Deposits

Interest credited to policyholder contract deposits decreased by RMB 2,940 million, or 40.5%, to RMB 4,320 million in 2004 from RMB 7,260 million in 2003. This decrease primarily reflected the effect of the restructuring described above, offset in part by an increase in the total policyholder account balance.

Interest credited to policyholder contract deposits attributable to the transferred and new policies increased by RMB 1,400 million, or 47.9%, to RMB 4,320 million in 2004 from RMB 2,920 million in 2003. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating policyholder contract deposits increased by RMB 1,372 million, or 61.4%, to RMB 3,607 million in 2004 from RMB 2,235 million in 2003.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB 1,100 million, or 93.2%, to RMB 2,280 million in 2004 from RMB 1,180 million in 2003. This increase was primarily due to an increase in profits and the fact that in accordance with PRC law, China Life and China Life Insurance Asset Management Company Limited, which is controlled by China Life, are subject to tax on their income from the dates of their incorporation, June 30, 2003 and November 23, 2003. Our effective tax rate for 2004 was 24% as compared with a statutory tax rate of 33% principally because we had substantial interest income from government bonds which are not taxable.

Net Profit/Loss

For the reasons set forth above, net profit was RMB 7,171 million in 2004, compared to a net loss of RMB 1,428 million in 2003.

Individual Life Insurance Business

Net profit in the individual life insurance business was RMB 8,503 million in 2004, compared to a net loss of RMB 208 million in 2003. This result was primarily due to increased sales of risk-type products as well as the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB 296 million in 2004, an improvement from a net loss of RMB 1,263 million in 2003. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB 208 million, or 15.1%, to RMB 1,172 million in 2004 from RMB 1,380 million in 2003. The decrease in profitability was primarily due to the increased relative weight of the health insurance business in the accident and health insurance business. The overall performance of the accident insurance remained strong. The adverse performance of our health insurance business was primarily due to higher medical costs during the period, which were not matched by price increases for our products.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

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

Additional sources of liquidity to meet unexpected cash outflows are available from our portfolio of cash and investment assets. As of December 31, 2004, the amount of cash and cash equivalents was RMB 27,217 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2004, the amount of term deposits was RMB 175,498 million.

Our portfolio of investment securities also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2004, investments in fixed maturity securities had a fair value of RMB 150,351 million. As of December 31, 2004, investments in equity securities, primarily through securities investment funds, had a fair value of RMB 17,271 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Net cash provided by operating activities was RMB 32,914 million in 2004, a decrease from RMB 38,510 million in 2003. This decrease was primarily due to the effect of the restructuring described above. Net cash provided by operating activities was RMB 38,510 million in the year ended December 31, 2003, a decrease from RMB 44,059 million in the year ended December 31, 2002. This decrease was primarily due to a change in working capital which used cash in the year ended December 31, 2003, compared with providing cash in the year ended December 31, 2002.

Net cash used in investing activities was RMB 120,526 million in the year ended December 31, 2004, RMB 105,166 million in the year ended December 31, 2003 and RMB 95,898 million in the year ended December 31, 2002. The increases in cash used in investing activities over all of these periods were primarily due to the growth in premiums and deposits.

Net cash provided by financing activities was RMB 72,213 million in the year ended December 31, 2004, RMB 94,743 million in the year ended December 31, 2003 and RMB 48,513 million in the year ended December 31, 2002. The changes in cash provided by financing activities over these periods were primarily due to the growth in deposits. In addition, our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million. As of the date of this annual report, all of the cash proceeds from our global offering was held in bank deposit accounts in foreign currency in China, part of which are held as structured deposits. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows the Company’s solvency ratio as of December 31, 2004:

As of December 31, 2004
(RMB in millions, except percentage data)
Actual solvency	54,456
Minimum solvency	17,264
Solvency ratio	315%

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

Our solvency level as of December 31, 2004 was approximately 3.15 times the minimum regulatory requirement and nine applicable financial ratios were within their usual ranges. Among the twelve financial ratios, the calculation of three other ratios requires financial data of two previous years, and we were accordingly not able to calculate such three ratios for the year of 2004 because we were just established in 2003.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments other than on insurance policies and annuity contracts as of December 31, 2004.

China Life	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
As of December 31, 2004
Securities sold under agreements to repurchase	—	—	—	—	—
Short-term bank borrowings	—	—	—	—	—
Long-term bank borrowings	—	—	—	—	—
Operating leases	338	4	—	—	342
Capital commitments	290	—	—	—	290
Total	628	4	—	—	632

Note: Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

Liabilities for future life policyholder benefits of RMB 117,301 million and unearned premium reserves of RMB 5,212 million as of December 31, 2004 have been excluded from the contractual obligations and commitments table above. Significant uncertainties relating to these liabilities include mortality, morbidity, expenses, persistency, investment returns, inflation, contract terms and the timing of payments. These liabilities have been excluded from the table above because the determination of these liability amounts and the timing of payments are not reasonably fixed and determinable since the insurable event, payment triggering or revenue recognition event has not yet occurred.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2004.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “—Overview”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, we have not entered into any off-balance sheet arrangements.

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

The effect on net profit/(loss) of significant differences between H.K. GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year Ended December 31,
	2002	2003	2004
	(RMB in millions, except for per share data)
Net profit/(loss) under H.K. GAAP	(2,250)	(1,428)	7,171
U.S. GAAP adjustments
Depreciation of investment properties	(67)	(40)	—
Deficit on revaluation of investment properties	—	181	—

Net profit/(loss) under U.S. GAAP	(2,317)	(1,287)	7,171

Net profit/(loss) per share	(0.12)	(0.06)	0.27

The effect on shareholders’ equity of significant differences between H.K. GAAP and U.S. GAAP as of December 31, 2002, 2003 and 2004 is as follows:

	Year Ended December 31,
	2002	2003	2004
	(RMB in millions)
Shareholders’ equity under H.K. GAAP	(175,463)	62,436	66,530
U.S. GAAP adjustments
Accumulated depreciation of investment properties	(178)	—	—
Deficit on revaluation of investment properties	—	—	—

Shareholders’ equity under U.S. GAAP	(175,641)	62,436	66,530

For more information on reconciliation from H.K. GAAP to U.S. GAAP, see Note 26 of the notes to the financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR OFFICERS

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Wang Xianzhang	63	Chairman of the Board and President
Miao Fuchun	58	Director and Vice President
Wan Feng	47	Vice President
Lin Dairen	46	Vice President
Li Liangwen	53	Vice President
Liu Jiade	42	Vice President
Wu Yan	44	Non-executive director
Shi Guoqing	53	Non-executive director
Long Yongtu	62	Independent non-executive director
Chau Tak Hay	62	Independent non-executive director
Sun Shuyi	64	Independent non-executive director
Cai Rang	48	Independent non-executive director
Fan Yingjun	61	Independent non-executive director
Daniel J. Kunesh	60	Chief actuary

Wang Xianzhang has been chairman of our board of directors and president of our company in charge of our overall management since 2003. He is also chairman of China Life Asset Management Company Limited, chairman of the Insurance Industry Association of China and vice chairman of the Insurance Institute of China. Mr. Wang served as the president of CLIC from 2000 to 2005. He served as chairman of the board of directors and president of China Insurance Company Limited from 1998 to 2000. The other positions he has occupied over the years include vice chairman of the board of directors and president of China Insurance H.K. (Holding) Co., Ltd; vice president of People’s Insurance Company of China, or PICC; vice president of PICC (Group); and general manager of the Liaoning branch of PICC. He graduated in 1965 from Liaoning University of Finance and Economics (now Northeast University of Finance and Economics) with a major in foreign economics and trade.

Miao Fuchun has been a director and vice president of our company since 2003. He is also vice chairman of China Life Asset Management Company Limited. Prior to joining China Life, Mr. Miao served as a vice president of CLIC from 1999 to 2003 and director of the Central Finance and Economy Office from 1995 to 1999. Mr. Miao’s other positions include director of the Administrative Office of MOFTEC, now the Ministry of Commerce, and deputy director and department chief of the Administrative Office of the State Council. A senior economist, Mr. Miao enrolled in Renmin University in 1965, earning both bachelor’s and master’s degree in economics.

Wan Feng has been a vice president of our company since 2003. Prior to joining China Life, Mr. Wan served as a vice president of CLIC and general manager of its Shenzhen branch since 1999 and director of China Life–CMG since 1999. Other positions in Mr. Wan’s 23-year career in the insurance industry include general manager of the Shenzhen branch of PICC Life from 1997 to 1999, and as a director and senior vice president of the Hong Kong branch of Tai Ping Life Insurance Company. Mr. Wan has also served as assistant president of the Hong Kong branch of CLIC and deputy chief of the life insurance division of the Jilin provincial branch of PICC. He graduated from Jilin College of Finance and Trade with a Bachelor of Arts degree in economics; City University of Hong Kong with a Master of Business Administration degree; and Nankai University in Tianjin with a doctorate in finance.

Lin Dairen has been a vice president of our company since 2003. Prior to joining China Life, Mr. Lin served as general manager of CLIC’s Jiangsu branch from 1999 to 2003, and as a vice general manager of PICC Life, Jiangsu branch from 1996 to 1999. Mr. Lin’s earlier career included roles as a vice division chief and later division chief of the life insurance division of PICC, Jiangsu Branch. Mr. Lin brings to China Life 23 years’ extensive operations and management experience in the insurance industry and graduated from Shandong Province Weifang Medical School in 1982 with a major in medicine.

Li Liangwen has been a vice president of our company since 2003. Mr. Li’s earlier career highlights include general manager of the product development department of CLIC from 2000 to 2003 and vice general manager of the Hebei branch from 1996 to 2000. Before joining CLIC, Mr. Li served as vice general manager of the Hebei branch of PICC, general manager of the Qinhuangdao branch of PICC, and vice president of China Insurance (U.K.) Limited. A 29 year veteran of the insurance industry in China, Mr. Li has four years overseas experience and graduated from Hebei Normal University in 1975 with a major in English.

Liu Jiade has been a vice president of our company since 2003. He is also the director of China Life Asset Management Company Limited. Immediately prior to taking this role, Mr. Liu had served as a vice director of the Finance Bureau of the Ministry of Finance for three years, and as a department chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include vice county chief of the People’s Government of Guan Tao County in Hebei Province, and vice department chief and then department chief in the Commercial Finance Bureau in the Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities houses. Mr. Liu graduated from Central Finance College (now Central University of Finance and Economics) with a bachelor’s degree in English.

Wu Yan has been a non-executive director of our company since 2003. Mr. Wu also serves as a vice president of CLIC and as president and director of China Life Asset Management Company Limited. He served as party secretary of the Central Finance league and president of the National Finance Youth Union from 1998 to 2003. Prior to that, he had served as a vice minister of a central Communist Youth League organization department; party secretary of the Communist Youth League of Xinjiang Autonomous Region; a member of the standing committee of Beortalar Autonomous County Communist Party Committee; and party secretary of the city of Bole. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Shi Guoqing has been a non-executive director of our company since 2004. He is also a vice president of CLIC, chairman of China Life Insurance (Overseas) Co., Ltd., director of China Life-CMG and chairman of China Life Investment Management Company Limited. Before taking these positions, he served as assistant to general manager of CLIC from 1999 to 2003. Between 1995 and 1999, Mr. Shi acted as deputy general manager of PICC Life. From 1983 to 1995, he acted as a section chief and deputy chief of overseas business divisions of PICC, deputy general manager and general manager of China Insurance Co., Ltd. Macao branch, and executive deputy general manager of the international department of PICC. Mr. Shi graduated from Foreign Trade Business College of Beijing in 1976. During his 28 years in the insurance industry, he has accumulated extensive experiences both in operation and management of insurance businesses. Mr. Shi is a senior economist.

Long Yongtu has been an independent non-executive director of our company since 2003 and is also the General Secretary of Boao Asian Forum. Before leaving government service in early 2003, Mr. Long served as Vice Minister and Chief Negotiation Representative of MOFTEC, now the Ministry of Commerce, from 1997 onwards. Mr. Long also served as Assistant to the Minister, Director of International Trade and Economic Affairs and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as a senior officer at the regional project department of UNDP, Deputy Representative of the UNDP Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974.

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

Sun Shuyi has been an independent non-executive director of our company since 2004. Since 2003, Mr. Sun serves in the State-owned Asset Supervision and Administration Commission (sub-ministry level) under the State Council and the Tenth Session of the Chinese People’s Political Consultative Conference. He was the deputy secretary and deputy department head of the Central Enterprise Working Committee from 1999 to 2003. From 1993 to 1999, Mr. Sun acted as the deputy office head and deputy director of the Personnel Department of the Central Guidance Panel on Financial Affairs and a member of the Central Large Enterprise Working Committee. From 1988 to 1993, he was the deputy head of the Finance Management Department and the deputy head and head of the Production System Department of the State System Reform Commission. Mr. Sun graduated from the University of Science and Technology of China and is a senior engineer and a member of the Chinese Institute of Certified Public Accountants.

Cai Rang has been an independent non-executive director of our company since 2004. Mr. Cai is the deputy secretary of the Communist Party of the Central Iron and Steel Research Institute in China and the vice chairman and president of Advanced Technology & Materials Co., Ltd. From 1987 to 2001, he was the deputy chief economist, assistant to director and deputy director of the Central Iron and Steel Research Institute, where he was assistant engineer from 1982 to 1984. Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University in 1982 with a bachelor’s degree of engineering. He studied at the Buffalo School of Management of New York State University from 1984 to 1986, and graduated with an MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China and obtained a doctoral degree in business administration. Mr. Cai is a senior engineer.

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

Daniel Joseph Kunesh has been the chief actuary of our company since 2004. He joined Tillinghast-Towers Perrin, the actuarial firm, in 1985. From 1993 to 2003, he was responsible for coordinating the international affairs relating to U.S. GAAP and U.S. securities matters at Tillinghast-Towers Perrin. He also oversaw a consultancy business providing consulting services relating to financial reports, analyses and management systems of life insurance companies. Previously, he acted as the founder and president of Kunesh, Montgomery & Associates and was a partner of KPMG Peat Marwick, where he participated in audit of over 150 insurance companies. Mr. Kunesh was the chairman of the Committee on Life Insurance Financial Reporting of the U.S. Society of Actuaries from 1999 to 2000, and over the years has served as a member of various committees and task forces of U.S.-based actuarial organizations, dealing with international regulatory, accounting and financial management issues. He co-authored a book entitled “U.S. GAAP for Life Insurance Companies”, which was published in 2000 and has recently been updated and is scheduled to be re-released later this year. He obtained a bachelor’s degree in business administration from the University of Wisconsin in 1967 and a master’s degree in actuary from the Northwestern University in 1969. He is a Fellow of Society of Actuaries and a member of the American Academy of Actuaries.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Liu Yingqi	47	Chairman of Board of Supervisors
Wu Weimin	53	Supervisor
Jia Yuzeng	42	Employee Representative Supervisor
Ren Hongbin	42	Supervisor
Tian Hui	53	Supervisor

Liu Yingqi has been the chairman of our board of supervisors since 2003. Between 1998 and 2003, Ms. Liu was general manager of the group insurance department of CLIC and vice general manager of the Anhui branch of CLIC. Earlier in her career, Ms. Liu worked with Anhui branch of PICC, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division. A 1982 BA Economics gradate of Anhui University, Ms. Liu has 18 years operational and management experience in the life insurance industry in China.

Wu Weimin has been a supervisor of our company since 2003. Mr. Wu serves as the general manager of the compliance department of our company. Prior to assuming this role, Mr. Wu spent five years with CLIC as deputy secretary of the disciplinary committee, director of the supervision office, deputy general manager of the organization department and vice general manager of the personnel education department. Earlier in his career, Mr. Wu served as vice general manager of the human resources department of PICC Group and division chief of the compensation division between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the labor wages bureau of the Ministry of Communications. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Jia Yuzeng has been a supervisor of our company since 2004. He has been the general manger of our trade union affairs department and the deputy director of our trade union since 2004. During the period from 1988 to 2004, he acted as supervisor at division chief level, supervisory commissioner at director level and later as supervisory commissioner at deputy director level of the Ministry of Supervision of China. Mr. Jia previously worked for Beijing No. 2 Foods Corporation from 1980 to 1988. He graduated from Beijing Normal University in 1990 and obtained a master degree in business administration from Hong Kong Open University in 2003.

Ren Hongbin is a supervisor of our company and has been the general manager of China National Machinery & Equipment Corporation (Group) since 2001. Since 1986, he had been the deputy secretary of the Communist Party of Beijing University of Agricultural Engineering and the sales executive and representative in Bangladesh, general manager of the Fifth Division of China Engineering and Agricultural Machinery Import & Export Corporation, and general manager of Beijing Hualong Import & Export Company. He was also assistant to the general manager, general manager of the Turnkey Project Department, deputy general manager and general manager of China Engineering and Agricultural Machinery Import & Export Corporation. Mr. Ren holds a bachelor’s degree of engineering from Beijing University of Agricultural Engineering. He is a senior engineer.

Tian Hui has been a supervisor of our company since 2004 and has been the director and deputy secretary of the Communist Party of China Coal International Engineering Research Institute since 2000. From 1998 to 2000, he was the deputy director, director and deputy, department head secretary of the Communist Party of the Beijing Coal Design Institute. From 1982 to 1998, Mr. Tian was the deputy department head and deputy director of Shenyang Design Institute of the Ministry of Coal Industry. Mr. Tian graduated from Fuxin Minery School with a bachelor’s degree and from China University of Mining & Technology (Beijing) with a doctor’s degree.

COMPENSATION

Compensation of Directors, Supervisors and Officers

Our directors, supervisors and executive officers receive compensation in the form of salaries, bonuses, housing allowances and other benefits-in-kind, including our contribution to the pension plan on behalf of our directors, supervisors and executive officers. The aggregate fees or compensation paid to all our directors, supervisors and executive officers for the year ended December 31, 2004, was RMB 7,790,000 (US$941,219). As required by PRC regulations, we participate in various defined contribution retirement plans organized by provincial and municipal governments for our employees, including employees who are directors, supervisors and management personnel, to which we contributed RMB 125,361 (US$15,147) for our directors and executive officers for the year ended December 31, 2004. The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended December 31, 2004 was approximately RMB 4,720,000 (US$570,289).

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

BOARD PRACTICES

General

Our board of directors consists of nine members. Our directors are elected to serve a term of three years, which is renewable upon re-election. The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. One member of our board of supervisors must be a representative elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director, president, vice president or financial controller of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

Our directors were elected at the meetings of our shareholders held on June 30, 2003, August 18, 2003, June 18, 2004 and August 26, 2004, respectively, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of Messers Wang Xianzhang, Miao Fuchun, Wu Yan, Long Yongtu and Chau Tak Hay expire in 2006; and Messers Shi Guoqing, Sun Shuyi, Cai Rang and Fan Yingjin in 2007. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event China Life is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong law and regulations. These requirements vary in certain respects from independence requirements under U.S. law. Under the rules of New York Stock Exchange, the members of our audit committee will need to be independent as construed by these rules beginning on July 31, 2005.

Board Committees

We have established standing audit, management training and remuneration, risk management and strategic committees.

The primary duties of the audit committee are to review and supervise the financial reporting process and our internal control systems. Our audit committee is currently comprised of Sun Shuyi, Cai Rang and Fan Yingjun.

The primary duties of the management training and remuneration committee are to formulate the training and compensation policies for our senior management and to manage our senior management compensation system. Our management training and remuneration committee is currently comprised of Cai Rang, Miao Fuchun and Wu Yan.

The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Fan Yingjun, Shi Guoqing and Chau Tak Hay.

The primary duties of the strategic committee are to formulate our overall development plans and investment decision-making procedures. Our strategic committee is currently comprised of Wang Xianzhang, Miao Fuchun, Wu Yan and Long Yongtu.

EMPLOYEES

As of December 31, 2002, our predecessor, CLIC, had approximately 61,000 employees, and 27,000 temporary employees. As of December 31, 2003 and 2004, we had approximately 73,000 and 75,000 employees and 2000 and 1,800 temporary employees, respectively. We employ temporary employees for discharging internal routine administrative functions, such as providing secretarial and customer liaison services. The following table sets forth the number of our employees by their functions as of December 31, 2004.

	Number of employees	% of total
Management and administrative staff	8,731	11.57%
Financial and auditing staff	5,218	6.92%
Sales and marketing staff(1)	33,110	43.89%
Underwriters, claim specialists and customer service staff	16,035	21.6%
Other professional and technical staff(2)	1,676	2.22%
Other	10,667	14.14%

Total	75,437	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2002, our predecessor, CLIC, had approximately 600,000 exclusive agents. As of December 31, 2003 and 2004, we had approximately 655,000 and 668,000 exclusive agents, respectively. We believe the increases in numbers of our exclusive agents reflect the growth in our individual business, and have enabled us to establish and maintain long-term business relationships with our individual customers.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of May 13, 2005 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class	Percentage of Total Share Capital
Domestic shares	CLIC	19,323,530,000	100%	72.2%
H shares	Lee Shau Kee(1)	428,358,620	5.8%	1.6%
H shares	Rimmer (Cayman) Limited(1)	428,358,620	5.8%	1.6%
H shares	Riddick (Cayman) Limited(1)	428,358,620	5.8%	1.6%
H shares	Hopkins (Cayman) Limited(1)	428,358,620	5.8%	1.6%
H shares	Henderson Development Limited(1)	428,358,620	5.8%	1.6%
H shares	Richbo Investment Limited(1)	428,358,620	5.8%	1.6%

(1)	These references to 428,358,620 H shares relate to the same block of shares of China Life. Dr. Lee Shau Kee was deemed to be interested in those shares as he was the shareholder of the relevant trustee companies.

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

Based on the information provided by JPMorgan Chase Bank, N.A., the depositary bank, as of December 31, 2004 and May 16, 2005, there were, respectively, 11,402,393 ADRs representing 456,095,720 H shares, with 33 registered holders, and 9,393,327 ADRs representing 375,733,080 H shares, with 28 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 72.2% of our issued share capital. In connection with the restructuring, we entered into several agreements with CLIC that document our relationship following the restructuring. In addition, the asset management joint venture established by us and CLIC entered into two asset management agreements, one with us and one with CLIC. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules.

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

Figures for the year ended December 31, 2004

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2004 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2004
(RMB in millions)
1. Policy management agreement	1,667
2. Asset management agreement
(a) between CLIC and the AMC	73
(b) between the AMC and the Company	139
3. Property leasing agreement	335

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of China Life;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

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

Legal and Regulatory Proceedings

Class Action Litigations

The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors between March 16, 2004 and May 14, 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder by failing to disclose the audit review by the National Audit Office of China, or CNAO, of CLIC. For more information on the CNAO audit, see our annual report on Form 20-F for the fiscal year ended on December 31, 2003. We have engaged U.S. counsel to contest vigorously on behalf of us. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. An opposition brief was received from plaintiffs on May 20, 2005 and the defendants intend to file a reply to such opposition by June 20, 2005. As of the date of this annual report, the U.S. counsel engaged by us is unable to express an opinion as to the likelihood of an unfavorable outcome or the amount of damages, if any, that may be awarded.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission requesting us to voluntarily produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We intend to cooperate and are cooperating fully with the inquiry.

Other

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to CLIC or ourselves. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Policy on Dividend Distributions

Our directors declared no dividends for the year ended December 31, 2004.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2004 will depend on:

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

Our predecessor, CLIC, did not pay any dividends in any of the three financial years ended December 31, 2002. We declared no dividends in respect of 2003 and 2004. We expect to begin paying dividends in respect of 2005. We expect to continue to pay dividends in line with our earnings performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

SIGNIFICANT CHANGES

See “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

EMBEDDED VALUE

Background

China Life prepares financial statements to public investors in accordance with HK GAAP. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

We believe that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value being created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HK GAAP or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving and that no universal standard has yet been adopted which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in assumptions, methodology, definition, accounting basis and disclosure level may cause inconsistency when comparing the disclosed embedded values of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The embedded value and value of one year’s sales shown in this section have not considered the financial effect of the policy management agreements, property leasing agreement, trademark license agreement and non-competition agreement we have entered into with CLIC. The impact of transactions between China Life and China Life Insurance Asset Management Company has not been considered either.

Definitions of Embedded Value and Value of One Year’s Sales

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

The “adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•	Net of tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net of tax adjustments to other liabilities.

According to the PRC accounting basis, an impairment provision is not required until the market value of the long-term investment has been consistently lower than the book value for more than two years. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly between different valuation dates due to the impact of the prevailing market environment. Hence the adjusted net worth can also fluctuate significantly between different valuation dates.

The “value of in-force business” and the “value of one year’s sales” are calculated as the discounted value of the projected stream of future after-tax distributable profits for existing business in force at the valuation date and for one year’s sales in the 12 months preceding the valuation date respectively. Distributable profits are those profits arising after allowance for policy reserves on the required PRC statutory reserving basis and after allowance for solvency margins at the required regulatory minimum level. The allowance for cost of solvency margin takes into account the support to the statutory minimum solvency margin provided by the staff welfare fund.

The value of in-force business and the value of one year’s sales have been determined using a traditional discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

Assumptions

For the purpose of calculating the value of in-force business and the value of one year’s sales, we have assumed an investment return of 3.70% in 2004, grading to 5.17% in 2013 (remaining level thereafter). Assumed investment returns are based on the company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering recent operating experience of the company and expected future outlook.

Preparation

The embedded value and the value of one year’s sales were prepared by China Life with assistance from the Tillinghast business of Towers Perrin, an international firm of consulting actuaries. Tillinghast has informed us that they consider that the methodology adopted to determine these values is reasonable in the context of the current environment as a commonly adopted methodology for the purpose of providing an embedded value disclosure in the normal course of financial reporting. Tillinghast also informed us that they consider that the assumption set adopted to determine these values, taken as a whole, is reasonable for this same disclosure purpose.

Summary of Results

The embedded value as at December 31, 2004 and the value of one year’s sales for the twelve months to December 31, 2004 are shown below.

Table 1

Embedded Value as at December 31, 2004 and Value of One Year’s Sales in the twelve months to December 31, 2004

Item	Item Number	RMB in Millions
Adjusted Net Worth	A	52,909
Value of In-Force Business before Cost of Solvency Margin	B	44,998
Cost of Solvency Margin	C	(7,834)
Value of In-Force Business after Cost of Solvency Margin	D=B+C	37,164
Embedded Value	E=A+D	90,073

Value of One Year’s Sales before Cost of Solvency Margin	F	8,550
Cost of Solvency Margin	G	(2,046)
Value of One Year’s Sales after Cost of Solvency Margin	H=F+G	6,504

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarised below.

Table 2

Sensitivity Results (RMB in Millions)

	Value of In-force Business After Cost of Solvency Margin	Value of One Year’s Sales After Cost of Solvency Margin
Risk discount rate of 12.5%	33,370	5,661
Risk discount rate of 10.5%	41,491	7,476
10% increase in investment return	43,203	7,738
10% decrease in investment return	31,128	5,273
10% increase in expenses	36,536	5,955
10% decrease in expenses	37,792	7,053
10% increase in mortality rate for
non-annuity products and 10% decrease in mortality rate for annuity products	36,820	6,387
10% decrease in mortality rate for
non-annuity products and 10% increase in mortality rate for annuity products	37,509	6,568
10% increase in lapse rates	36,092	6,229
10% decrease in lapse rates	38,304	6,797
10% increase in morbidity rates	36,503	6,374
10% decrease in morbidity rates	37,829	6,635
Solvency margin at 150% of statutory minimum	32,528	5,337
10% increase in claim ratio of short term business	36,966	6,067
10% decrease in claim ratio of short term business	37,361	6,941

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

The high and low closing sale prices of the shares on the HKSE and of the ADSs on the NYSE for the periods indicated are as follows:

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2003 (from listing date)	6.4000	4.5250	34.75	22.95
2004	6.5500	3.8500	34.57	19.96
Quarterly
Fourth Quarter, 2003 (from listing date)	6.4000	4.5250	34.75	22.95
First Quarter, 2004	6.5500	4.8250	34.57	24.10
Second Quarter, 2004	5.2500	3.8500	26.88	19.96
Third Quarter, 2004	5.2000	4.0500	26.76	20.85
Fourth Quarter, 2004	5.9000	4.8250	30.60	24.82
First Quarter, 2005	5.4500	5.0500	27.87	25.81
Monthly
November 2004	5.8500	5.1500	30.33	26.46
December 2004	5.9000	5.1500	30.60	26.26
January 2005	5.4000	5.0500	27.50	25.81
February 2005	5.4500	5.1000	27.55	25.99
March 2005	5.4500	5.2000	27.87	26.40
April 2005	5.3000	4.8500	26.80	25.20
May 2005 (through May 26)	5.3000	5.0500	26.98	25.96

ITEM 10. ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

At the annual shareholders’ meeting held on June 18, 2004, resolutions were passed to amend our articles of association. Such amendments were approved by the CIRC on November 24, 2004. Our articles of association were amended to the following effect:

•	the number of our shares in issue and amount of our registered capital are updated to reflect our initial public offering in 2003;

•	if any shareholder is required to abstain from voting on any particular resolution or restricted to voting only for or only against on any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction will not be counted;

•	at least one of the directors shall be a non-executive director and at least three shall be independent non-executive directors;

•	notice to nominate a person as director and a notice by that person of his willingness to be nominated shall be delivered to China Life after the dispatch of the notice convening the general meeting and no later than seven days prior to the date of the general meeting;

•	when the chairman is unable to carry out his duties, he may appoint a vice chairman or an executive director to carry out his duties;

•	a director shall withdraw from and shall not vote or be counted in the quorum at a meeting on any resolution relating to any matter in which he or any of his associates is materially interested.

Also at the annual shareholders’ meeting held in 2004, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 18, 2004 by the conclusion of next annual shareholder’s meeting, June 17, 2005, or the date on which this resolution is otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. As of the date of this annual report, no such new shares have been issued.

It is proposed that resolutions be passed at the annual shareholders’ meeting to be held on June 16, 2005 to further amend our articles of association to the following effects:

•	The notice of shareholders’ meetings shall set out the rights of shareholders to demand for voting by ways of poll and the procedures of voting;

•	The total numbers of the directors and the supervisors shall be fixed at nine and five, respectively;

•	The directors shall meet at least four times each year for regular meetings, each of which shall be convened upon a meeting notice served at least fourteen days before the proposed date of the meeting;

•	Regular board meetings shall not include the practice of obtaining board consents through the circulation of written resolutions;

•	An extraordinary board meeting may be held upon a notice of less than fourteen days, but in no event shall it be less than two days; and

•	The directors shall have the right to inspect board resolutions, meeting minutes, other board documents and relevant information, and China Life shall make available the requested documents for such inspection upon a reasonable notice from such directors.

Under our articles of association, such amendments will not be effective until we obtain the approval from the CIRC and file the same with the China Securities Regulatory Commission.

It is also proposed that a special resolution be passed at the same annual shareholders’ meeting to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next annual shareholders’ meeting, or the date on which the resolution is otherwise revised or revoked, whichever is earlier. Our board of directors has no immediate plan to issue any new shares.

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

Our global offering in 2003 consisted solely of an offering of H shares and ADSs representing H shares. Consequently, the following discussion primarily concerns H shares and the rights of holders of H shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the H shares are held in order to exercise rights as holders of H shares. The depositary agreed, so far as it is practical, to vote or cause to be voted the amount of H shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.

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

Dividend payments may be subject to Chinese withholding tax. See “—Taxation—The People’s Republic of China—Taxation of Dividends”.

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

Increases in Share Capital

Under our articles of association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders. In addition, the issuance of domestic shares or H shares must be approved by two-thirds of the class of domestic shares or H shares, as the case may be, unless the number of shares to be issued shall not exceed 20% of the number of shares of the same class then outstanding in any 12-month period.

At the annual shareholders’ meeting held in 2004, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 18, 2004 by the conclusion of next annual shareholder’s meeting, June 17, 2005, or the date on which this resolution is otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. As of the date of this annual report, no such new shares has been issued.

At the annual shareholders’ meeting to be held in 2005, a special resolution is to be passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2005 by the conclusion of next annual shareholder’s meeting, June 15, 2006, or the date on which this resolution is otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. Our board of directors has no immediate plan to issue any new shares.

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

Restrictions on Ownership

You may not individually or with your nominees or other persons acting in concert own more than 20% of our share capital without the prior approval of the CIRC. Other restrictions on ownership of our shares apply. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

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

Meetings of shareholders

Under PRC law, shareholders are given the power to approve specified matters. See “—Voting Rights and Shareholders’ Meetings”. In addition, the Mandatory Provisions provide that at shareholders’ meetings shareholders are entitled to consider any proposals made by shareholders holding in the aggregate at least 5% of voting power over the company’s shares.

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

United States of America

The following is a discussion of the material United States federal income tax consequences relating to the purchase, ownership and disposition of H shares or ADSs by U.S. Holders (as defined below) that acquire the shares or ADSs for cash and hold them as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or “the Code”, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons who have acquired our H shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of China Life or persons that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Dividends received by individuals during taxable years beginning on or before December 31, 2008 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 15%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a foreign investment company or passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

The U.S. dollar value of any distribution made by us in Hong Kong dollars (or other currency that is not the U.S. dollar, or a foreign currency), should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by JPMorgan Chase Bank, N.A., as depositary, in the case of ADSs, or by the U.S. Holder, in the case of H shares held directly by such U.S. Holder regardless of whether the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt. If the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Hong Kong dollars (or such other foreign currency) are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Under a statutory exception, these rules do not apply if less than 20% of the non-U.S. corporation’s insurance income is derived from the insurance (or reinsurance) of insureds who are also U.S. Holders (or related to a U.S. Holder) or if less than 25% of the non-U.S. corporation’s stock is owned by U.S. Holders. Because CLIC holds 72.2% of our share capital, and we do not offer or intend to offer our products and services in the United States, it is highly unlikely that the Related Person Insurance Income rules will apply. If more of our shares are sold to the public in the future, it is possible that such rules could apply at a later date.

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

Reportable Transactions

U.S. Holders that participate in “reportable transactions” (as defined in Treasury Regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the ownership or disposition of any Hong Kong dollars (or other foreign currency) received as a dividend or as proceeds from the sale of H shares or ADSs, or any other aspect of the purchase, ownership or disposition of H shares or ADSs.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. Although the Chinese central bank increased the benchmark deposit rate in 2004, we are currently experiencing a comparatively low interest rate environment in general. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.

For the year ended December 31, 2004 and 2003, the investment yield was 3.5% and 3.4%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2004 and 2003.

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Other-than-trading

Fixed rate bonds	1,145	5,597	5,501	4,861	25,959	93,453	136,516	131,792
Average interest rate	2.73%	3.11%	3.61%	3.29%	4.07%	4.02%	3.95%

Term deposits (excluding structured deposits)
in RMB	2,343	3,727	53,195	47,840	41,200	16,931	165,236	165,236
Average interest rate	4.47%	4.54%	4.04%	3.58%	4.11%	4.57%	4.00%

in US$	5,462	—	—	—	—	—	5,462	5,462
Average interest rate	2.28%	—	—	—	—	—	2.28%

in Japanese yen	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in other currencies	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Structured deposits (1)

in US$	—	—	—	—	331	4,469	4,800	4,789
Average interest rate	—	—	—	—	6.29%	8.05%	7.93%

Securities purchased under agreements to resell	279	—	—	—	—	—	279	279
Average interest rate	2.49%	—	—	—	—	—	2.49%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)

Variable rate bonds	—	1,928	1,055	456	6,130	8,326	17,895	17,719
Average interest rate	—	2.79%	2.43%	2.62%	4.57%	3.32%	3.62%

Liabilities

Policyholder contract deposits and other funds	4,053	7,412	47,718	60,937	49,524	56,352	225,996	204,205
Average interest rate	2.5%	2.5%	2.5%	2.5%	2.5%	2.4%	2.4%

	Expected Maturity Date
As of December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Other-than-trading

Fixed rate bonds	1,602	707	5,147	1,918	2,400	53,438	65,212	63,629
Average interest rate	2.69%	3.48%	4.00%	5.20%	3.06%	3.39%	3.46%

Term deposits
in RMB	1,846	6,508	9,100	56,495	49,340	13,400	136,689	136,689
Average interest rate	3.21%	4.55%	4.57%	3.81%	3.30%	3.94%	3.71%

in US$	331	—	—	—	—	—	331	331
Average interest rate	3.88%						3.88%

in HK$	172	—	—	—	—	—	172	172
Average interest rate	4.07%						4.07%

Securities purchased under agreements to resell	14,002	—	—	—	—	—	14,002	14,002
Average interest rate	3.00%						3.00%

Variable rate bonds	50	—	1,927	396	456	4,150	6,979	6,975
Average interest rate	2.47%		2.79%	2.37%	2.62%	2.79%	2.74%

Liabilities

Policyholder contract deposits and other funds	1,412	1,649	7,282	47,818	62,497	34,073	154,731	132,998
Average interest rate	2.5%	2.5%	2.1%	2.0%	2.0%	2.4%	2.1%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2004 and 2003.

	As of December 31,
	2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	10,718	10,718	17,271	17,271
Trading	5,168	5,168	4,674	4,674
Non-trading	5,550	5,550	12,597	12,597

A hypothetical 10% decline in the December 31, 2003 and 2004 value of the equity securities held for non-trading would result in an unrealized loss of approximately RMB 555 million and RMB 1,260 million, respectively.

A hypothetical 10% decline in the December 31, 2003 and 2004 value of the equity securities held for trading would result in a charge to the income statement of approximately RMB 517 million and RMB 467 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our indebtedness and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2004 and 2003.

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(in millions)
Term deposits (excluding structured deposits)
in US$	660	—	—	—	—	—	660	660
Average interest rate	2.28%	—	—	—	—	—	2.28%	—

in Japanese yen	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

Structured deposits (1)
in US$	—	—	—	—	40	540	580	579
Average interest rate	—	—	—	—	6.29%	8.05%	7.93%	—

in other currencies	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

Cash and Cash equivalents
in US$	1,841	—	—	—	—	—	1,841	1,841
Average interest rate	n/a						n/a

in HK$	297	—	—	—	—	—	297	297
Average interest rate	n/a						n/a

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
As of December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
	(in millions)
Term deposits
in US$	331	—	—	—	—	—	331	331
Average interest rate	3.88%						3.88%

in HK$	172	—	—	—	—	—	172	172
Average interest rate	4.07%						4.07%

Cash and Cash equivalents
in US$	4,302						4,302	4,302
Average interest rate	n/a						n/a

in HK$	23,611						23,611	23,611
Average interest rate	n/a						n/a

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, all of the cash proceeds from our global offering were held in bank deposit accounts in foreign currency in China, part of which are held as structured deposits. We expect to use such proceeds for general corporate purposes and to strengthen our capital base.

ITEM 15. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

In April 2005, in connection with their audit of our consolidated financial statements as of December 31, 2004 and for the year then ended, our independent registered public accounting firm, PricewaterhouseCoopers, identified to our audit committee certain internal control deficiencies in our internal control over financial reporting. The internal control deficiencies that were identified primarily include, among others: the number of experienced professionals acquainted with HK GAAP, US GAAP and U.S. actuarial systems; audit adjustments made during the audit; the need for further centralization of functions from the provincial or municipal level, and the further establishment of controls and procedures on a company-wide basis; the need for further strengthening of centralized management so as to discover misreporting and misconduct at the provincial and municipal level; the need for further separation of bookkeeper responsibilities of CLIC and the Company; with respect to accident and health insurance in particular, the need to reduce the occurrences of manual book entries and manual adjustments to entries; and the need for improvement of bank reconciliation procedures at some branches.

PricewaterhouseCoopers further advised the audit committee that the internal control deficiencies it identified did not affect PricewaterhouseCooper’s report on our consolidated financial statements as of December 31, 2004 and for the year then ended included in this annual report.

Our management believes that none of these and other internal control deficiencies that have been identified by management and PricewaterhouseCoopers have had a material effect on our financial condition or results of operations and believes that our audited financial statements included in this annual report present fairly, in all material respects, the financial condition and results of operations of the company for the financial periods covered by the statements.

Acting under the supervision and guidance of our audit committee and board of directors, our management has worked, and will continue to work, to address these deficiencies in our internal control over financial reporting, including recruiting Mr. Daniel Kunesh, an experienced U.S. actuary and US GAAP expert, as our chief actuary; further strengthening the centralized management of our business and financial operations; with the implementation of our IT strategy, accelerating our computer processing in short-term business and reducing the occurrences of manual book entries and manual adjustments to entries; strictly observing our policy management agreement with CLIC, and strengthening the separation of management of our own business and of the business we manage for CLIC; implementing an employee code of conduct and code of business conduct and ethics for directors and senior management, and emphasizing the training of our employees; and strengthening our internal audit function. We believe that the actions taken to date have been effective in improving our internal controls.

Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2004, we continued the improvement of our internal controls in our branches nationwide and prepared for compliance with Section 404 of the Sarbanes-Oxley Act. We have been fully utilizing the one-year extension of compliance date for Section 404 of the Sarbanes-Oxley Act to further improve the capacity and effectiveness of our internal controls. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act and after the effectiveness of the same, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take correcting actions accordingly.

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2004, the end of the period covered by this annual report. In connection with such evaluation, management considered the above internal control deficiencies identified by PricewaterhouseCoopers. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2004.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Not applicable.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Not applicable.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Aside from the changes described, there were no significant changes to our internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

At the board meeting held on June 29, 2004, we adopted a code of business conduct and ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed the adopted code of business conduct and ethics as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for the fiscal year of 2004 and 2003.

	Audit Fees		Audit-Related Fees	Tax Fees	Other Fees
	(RMB in millions)
2004	32		—	—	—
2003	88	(1)	—	—	—

(1)	including the audit fees for our IPO in 2003 and the annual financial statements in connection with statutory and regulatory filings or engagement for the fiscal year of 2003.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2004, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

PART III

FINANCIAL STATEMENTS

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the Financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement*

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited*

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited*

4.12	Property Leasing Agreement*

4.13	Non-Competition Agreement*

4.14	Service agreement with independent director Long Yongtuà

4.15	Service agreement with independent director Chau Tak Hayà

4.16	Service agreement with independent director Sun Shuyi

4.17	Service agreement with independent director Cai Rang

4.18	Service agreement with independent director Fan Yingjun

No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant*

11.1	Code of Business Conduct and Ethics

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.
à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Miao Fuchun
Name:	Miao Fuchun
Title:	Director and Vice President

Date: May 27, 2005

i

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited and Subsidiary

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, cash flow statements and statements of changes in equity present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiary (collectively referred to as the “Group”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with generally accepted accounting principles in Hong Kong. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Generally accepted accounting principles in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004 and the determination of consolidated shareholders’ equity as of December 31, 2004 and 2003, to the extent summarized in Note 26 to the consolidated financial statements, except that property, plant and equipment on hand as of January 1, 1997 has been valued on the basis of a valuation performed as of January 1, 2000 rather than at historical cost less depreciation, which is required by U.S. GAAP. As explained in Note 2(o) to the consolidated financial statements, the Group acquired these assets from a predecessor company in 1997 and is unable to obtain historical cost information in respect of such assets from this predecessor.

PricewaterhouseCoopers

Hong Kong

April 18, 2005

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		For the year ended 31 December
	Note	2002	2003	2004
		RMB million	RMB million	RMB million
REVENUES
Gross written premiums and policy fees		68,769	69,334	66,257
Less: premiums ceded to reinsurers		(1,869)	(1,571)	(1,182)

Net written premiums and policy fees		66,900	67,763	65,075
Net change in unearned premium reserves		(476)	(547)	(67)

Net premiums earned and policy fees		66,424	67,216	65,008

Net investment income	4.1	8,347	9,825	11,317
Net realised (loss)/gain on investments	4.1	266	868	(237)
Net unrealised (loss)/gain on trading securities	4.1	(1,067)	247	(1,061)
Other income		338	727	1,779

Total revenues		74,308	78,883	76,806

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	12	(7,010)	(8,570)	(6,816)
Accident and health claims and claim adjustment expenses	12	(4,053)	(4,882)	(6,418)
Increase in future life policyholder benefits	12	(45,374)	(43,084)	(33,154)
Interest credited to policyholder contract deposits		(7,095)	(7,260)	(4,320)
Policyholder dividends and participation in profits		(641)	(1,207)	(2,048)
Amortisation of deferred policy acquisition costs	6	(3,832)	(5,023)	(6,263)
Underwriting and policy acquisition costs		(1,661)	(1,294)	(1,472)
Administrative expenses		(6,162)	(6,862)	(6,585)
Other operating expenses		(634)	(872)	(131)
Interest expense on bank borrowings		(7)	(7)	—
Statutory insurance levy		(73)	(85)	(96)

Total benefits, claims and expenses		(76,542)	(79,146)	(67,303)

Profit/(loss) before income tax expenses and minority interests	17	(2,234)	(263)	9,503
Income tax expenses	18	(14)	(1,180)	(2,280)

Profit/(loss) before minority interests		(2,248)	(1,443)	7,223
Minority interests		(2)	15	(52)

Profit/(loss) attributable to shareholders		(2,250)	(1,428)	7,171

Dividends		—	—	—

Basic and diluted earnings/(losses) per share	19	RMB(0.11)	RMB(0.07)	RMB 0.27

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2003	2004
		RMB million	RMB million
ASSETS

Investments

Fixed maturity securities		70,604	150,234
Held-to-maturity securities, at amortised cost	4.4	—	79,603
Non-trading securities, at estimated fair value	4.2	70,604	69,791
Trading securities, at estimated fair value		—	840
Equity securities	4.3	10,718	17,271
Non-trading securities, at estimated fair value	4.2	5,550	12,597
Trading securities, at estimated fair value		5,168	4,674
Term deposits	4.6	137,192	175,498
Statutory deposits - restricted	4.7	4,000	4,000
Policy loans		116	391
Securities purchased under agreements to resell	4.8	14,002	279
Cash and cash equivalents		42,616	27,217

		279,248	374,890

Other assets

Accrued investment income	9	2,875	5,084
Premiums receivables	10	2,801	3,912
Reinsurance assets	7	997	1,297
Deferred policy acquisition costs	6	24,868	32,787

Property, plant and equipment, net of accumulated depreciation	8	12,008	12,250
Other	11	5,923	3,451

		49,472	58,781

Total assets		328,720	433,671

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

		As at 31 December
	Note	2003	2004
		RMB million	RMB million
LIABILITIES AND EQUITY

Liabilities
Future life policyholder benefits		82,718	117,301
Policyholder contract deposits and other funds		154,731	225,996
Unearned premium reserves		5,382	5,212
Reserves for claims and claim adjustment expenses	13	814	1,215
Annuity and other insurance balances payable		638	2,801
Premiums received in advance		2,407	2,447
Policyholder dividends payable		1,916	2,037
Securities sold under agreements to repurchase	14	6,448	—
Other liabilities	15	6,891	4,960
Deferred tax liabilities	18	3,686	4,371
Statutory insurance fund	16	333	429

Total liabilities		265,964	366,769

Contingencies and commitments	23,24
Minority interests		320	372

Shareholders’ equity
Share capital	21	26,765	26,765
Reserves	22	34,051	31,573
Retained earnings		1,620	8,192

Total shareholders’ equity		62,436	66,530

Total liabilities and equity		328,720	433,671

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	(Accumulated loss) / retained earnings	Reserves	Total
	RMB million	RMB million	RMB million	RMB million
			(Note 22)
As of 1 January 2002	—	(174,399)	2,051	(172,348)

Net loss	—	(2,250)	—	(2,250)
Unrealised loss, net of tax	—	—	(871)	(871)
Profit capitalization	—	(244)	244	—
Investments transferred from parties under common control	—	—	6	6

As of 31 December 2002	—	(176,893)	1,430	(175,463)

As of 1 January 2003	—	(176,893)	1,430	(175,463)

Net loss	—	(1,428)	—	(1,428)
Appropriation to statutory reserve	—	(53)	53	—
Unrealised loss, net of tax	—	—	(2,732)	(2,732)
Capital contribution by CLIC	20,000	179,994	17,358	217,352
Issue of shares	6,765	—	19,328	26,093
Share issue expenses	—	—	(1,386)	(1,386)

As of 31 December 2003	26,765	1,620	34,051	62,436

As of 1 January 2004	26,765	1,620	34,051	62,436

Net profit	—	7,171	—	7,171
Appropriation to statutory reserve	—	(599)	599	—
Unrealised loss, net of tax	—	—	(3,077)	(3,077)

As of 31 December 2004	26,765	8,192	31,573	66,530

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	For the year ended 31 December
	2002	2003	2004
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss)	(2,250)	(1,428)	7,171

Adjustments for non-cash items:
Changes in minority interests	2	(15)	52
Net realised and unrealised loss/(gain) on investments	1,067	(1,115)	1,298
Amortisation of deferred acquisition costs	3,832	5,023	6,263
Other impairments	7	93	3
Profit from investments in associated companies	6	(16)	—
Interest credited to policyholder contract deposits	7,095	7,260	4,320
Investment contract policy fees	(5,010)	(6,097)	(5,194)
Depreciation and amortisation	1,359	1,186	778
Revaluation of investment properties	—	181	—
Amortisation of fixed maturities’ premiums and discounts	129	101	(120)
Loss /(gain) on disposal of fixed assets	91	(69)	5
Deferred income tax	—	1,041	2,201

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(10,649)	(11,806)	(13,478)
Reinsurance assets	(5)	326	(300)
Accrued investment income	(671)	(184)	(2,209)
Receivables and payables	3,072	361	(1,357)
Reserves for claims and claim adjustment expenses	12	(65)	401
Unearned premium reserves	476	547	(170)
Future life policyholder benefits	45,374	43,066	33,154
Statutory insurance levy	122	120	96

Net cash inflow from operating activities	44,059	38,510	32,914

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Fixed maturity securities	9,711	36,507	21,805
Equity securities	5,371	4,514	7,934
Fixed assets	283	263	67

Purchases:
Fixed maturity securities	(34,161)	(71,540)	(105,051)
Equity securities	(10,911)	(13,575)	(13,005)
Fixed assets	(1,796)	(2,242)	(970)
Term deposits, net	(47,593)	(75,724)	(38,306)
Securities purchased under agreements to resell	(5,908)	13,854	13,723
Proceeds from investment in securities sold under agreements to repurchase, net	(11,006)	2,846	(6,448)
Other (mainly policy loans), net	112	(69)	(275)

Net cash outflow from investing activities	(95,898)	(105,166)	(120,526)

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	For the year ended 31 December
	2002	2003	2004
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from minority shareholders	—	320	—
Proceeds from shares issued	—	24,710	—
Deposits accepted on investment contracts	64,574	91,343	88,736
Withdrawals from investment contracts	(15,995)	(13,329)	(16,523)
Repayment of bank borrowings	(66)	(2)	—
Cash and cash equivalents retained by CLIC upon the consummation of the Restructuring (note 2(a))	—	(8,299)	—

Net cash inflow from financing activities	48,513	94,743	72,213

Net (decrease) / increase in cash and cash equivalents	(3,326)	28,087	(15,399)

Cash and cash equivalents
Beginning of year	17,855	14,529	42,616

End of year	14,529	42,616	27,217

Supplemental cash flow information

Income tax paid	14	8	168
Interest paid	7	7	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	Organization and principal activities

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group Restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, and prior to 30 September 2003, CLIC and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

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

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment properties and non-trading and trading investments are stated at fair value. The principal accounting policies adopted are set out below:

(a)	Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on 30 September 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(a)	Basis of preparation (Continued)

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended 31 December 2003 included the results of the Transferred Business and Non-transferred Business up to 30 September 2003, the consummation date of the Restructuring and the results of the Transferred Business from 1 October 2003 to 31 December 2003. The consolidated financial statements for the year ended 31 December 2004 include the results of the Transferred Business only. The consolidated financial statements for the year ended 31 December 2002 include the results of the Transferred Business and Non-transferred Business.

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

RMB million
ASSETS
Investments	123,774
Accrued investment income	1,507
Premiums receivables	1,249
Property, plant and equipment, net of accumulated depreciation	6,966
Other	7,653

Total assets	141,149

Liabilities
Future life policyholder benefits	266,046
Policyholder contract deposits and other funds	80,243
Annuity and other insurance balances payable	8,935
Other liabilities	2,003
Statutory insurance fund	1,124

Total liabilities	358,351

Minority interests	150

Net liabilities relating to Non-transferred Business retained by CLIC	(217,352)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(b)	Group accounting

(i)	Consolidation

The consolidated financial statements include the financial statements of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

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

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new and renewal business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

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

Reserves for claims and claim adjustment expenses:

These represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the profit and loss accounts as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

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

Policyholder contract deposits represent the accumulation of premium received less charges.

The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to profit participating policyholders in the future under the policy terms in respect of assets, is included in liabilities for future life policyholder’s benefits.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(f)	Reinsurance

The Group cedes 10% (2003: 15%) insurance premiums and risk from short duration accident and health contracts to China Reinsurance (Group) Company under relevant statutory reinsurance regulation of the PRC and cedes insurance and premiums risk from other contracts in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. The Group may assume reinsurance business incidental to their normal business. Such business is not significant to the Group’s operations.

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

Held-to-maturity securities are stated in the balance sheet at cost plus/less any premium/discount amortised to date. The premium or discount is amortised over the period to maturity and included as interest income/expense in the profit and loss account.

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

Investment impairment:

Held-to-maturity securities and non-trading securities are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value; (3) the financial condition of and near-term prospects of the issuer; and (4) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When decline in value is considered other than temporary, held-to-maturity securities and non-trading securities are written down to their net realised value and the charge is recorded in “Net realised investment gain/(loss) on investments” in the period the impairment is recognized.

Trading securities:

Fixed maturities and liquidity securities which the Group buy with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

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

(j)	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective stock exchanges on which they are listed while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the stock exchanges which are the custodians.

(k)	Transactions in foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

(l)	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

(m)	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

(n)	Securities sold with agreements to repurchase

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(o)	Property, plant and equipment

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

Assets under construction represent buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation:

Depreciation is computed on a straight-line basis to write down the cost of each asset to their residual value over their estimated useful lives as follows:

Estimated useful lives
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2	Principal accounting policies (Continued)

(p)	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)	Employee benefits

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

Termination and early retirement benefits:

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognised termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value using incremental borrowing rates available to the Group.

Housing benefits:

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

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

A contingent liability is not recognised in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognised as a provision.

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

The Group’s investments are primarily comprised of fixed maturity securities, equity securities, and securities purchased under agreements to resell. The investment strategy developed by the Group requires management to make estimates and assumptions regarding prevailing interest rates, economic conditions. Such estimates are primarily based on historical experience and future expectations of interest rate and economic conditions. Significant changes in prevailing interest rates and economic conditions may adversely affect the timing and amount of cash flows on such investments and their related values. In addition, the value of these investments is often derived from an appraisal, an estimate or opinion of value. A significant decline in the fair value of these investments could have an adverse effect on the Group’s financial condition.

The Group’s activities are with policyholders located in the PRC. Note 4 discusses the types of securities that the Group invests in. Note 3 discusses the types of insurance products that the Group offers. The Group does not have any significant concentrations to any one industry or policyholder.

(v)	Recently issued accounting standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group is in the process of making an assessment of the impact of these new HKFRSs.

With respect to the adoption of HKFRS 4 “Insurance Contracts”, substantially all of the Group’s existing products are insurance contracts or financial instruments with a discretionary participation feature as defined in HKFRS4; and therefore, the Group will continue its accounting policies and does not expect a significant impact on the Group’s results and financial position as a result of adopting HKFRS4.

The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

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

(iii) Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC described in note 21 and unallocated income taxes.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2002
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Revenues

Gross written premiums and policy fees	58,902	749	9,118	—	68,769
Gross written premiums	54,269	372	—	—
-Term	160	1	—	—
-Whole	24,942	344	—	—
-Endowment	19,182	23	—	—
-Annuity	9,985	4	—	—
Policy fees	4,633	377	—	—
Net premiums earned and policy fees	58,902	749	6,773	—	66,424
Net investment income	7,078	1,152	117	—	8,347
Net realised gains on investments	225	37	4	—	266
Net unrealised gains on trading securities	(905)	(147)	(15)	—	(1,067)
Other income	—	—	—	338	338

Segment revenues	65,300	1,791	6,879	338	74,308

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(5,252)	(1,735)	(23)	—	(7,010)
Accident and health claims and claim adjustment expenses	—	—	(4,053)	—	(4,053)
Increase in future life policyholder benefits	(45,487)	113	—	—	(45,374)

Interest credited to policyholder contract deposits	(4,599)	(2,496)	—	—	(7,095)
Policyholder dividends and participation in profits	(614)	(27)	—	—	(641)

Amortization of deferred policy acquisition costs	(3,574)	(103)	(155)	—	(3,832)
Underwriting and policy acquisition costs	(1,258)	(2)	(401)	—	(1,661)
Administrative expenses	(5,216)	(9)	(937)	—	(6,162)
Other operating expenses	(370)	(7)	(47)	(210)	(634)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Statutory insurance levy	—	—	(73)	—	(73)

Segment benefits, claims and expenses	(66,370)	(4,266)	(5,689)	(217)	(76,542)

Segment results	(1,070)	(2,475)	1,190	121	(2,234)

Income tax expenses	—	—	—	(14)	(14)
Minority interests	—	—	—	(2)	(2)

Net profit/ (loss)	(1,070)	(2,475)	1,190	105	(2,250)

Unrealised loss charged to equity	(739)	(120)	(12)	—	(871)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2002
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets

Investments	225,944	36,782	3,737	—	266,463
Deferred policy acquisition costs	17,638	343	103	—	18,084
Accrued investment income	3,560	579	59	—	4,198

Segment assets	247,142	37,704	3,899	—	288,745

Unallocated
Property, plant and equipment, net					18,457
Other assets					6,568

Total					313,770

Liabilities

Future life policyholder benefits	304,043	1,320	—	—	305,363
Policyholder contract deposits and other funds	117,951	38,322	—	—	156,273
Unearned premium reserves	—	—	5,036	—	5,036
Securities sold under agreements to repurchase	3,054	497	51	—	3,602

Reserves for claims and claim adjustment expenses	—	—	879	—	879

Segment liabilities	425,048	40,139	5,966	—	471,153

Unallocated
Other liabilities					17,915

Total					489,068

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Revenues
Gross written premiums and policy fees	58,541	588	10,205	—	69,334
Gross written premiums	52,773	260	—	—
-Term	293	8	—	—
-Whole	25,821	252	—	—
-Endowment	17,819	—	—	—
-Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—
Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised gains on investments	748	108	12	—	868
Net unrealised gains on trading securities	207	36	4	—	247
Other income	—	—	—	727	727

Segment revenues	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in future life policyholder benefits	(43,203)	119	—	—	(43,084)

Interest credited to policyholder contract deposits	(5,029)	(2,231)	—	—	(7,260)
Policyholder dividends and participation in profits	(1,152)	(55)	—	—	(1,207)

Amortization of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Statutory insurance levy	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(68,176)	(3,185)	(6,886)	(899)	(79,146)

Segment results	(208)	(1,263)	1,380	(172)	(263)

Income tax expenses	—	—	—	(1,180)	(1,180)
Minority interests	—	—	—	15	15

Net profit/ (loss)	(208)	(1,263)	1,380	(1,337)	(1,428)

Unrealised loss charged to equity	(2,356)	(331)	(45)	—	(2,732)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets

Investments	237,416	35,160	6,672	—	279,248
Deferred policy acquisition costs	24,131	559	178	—	24,868
Accrued investment income	2,444	362	69	—	2,875

Segment assets	263,991	36,081	6,919	—	306,991

Unallocated
Property, plant and equipment, net					12,008
Other assets					9,721

Total					328,720

Liabilities

Future life policyholder benefits	81,658	1,060	—	—	82,718
Policyholder contract deposits and other funds	135,090	19,641	—	—	154,731
Unearned premium reserves	—	—	5,382	—	5,382
Securities sold under agreements to repurchase	5,482	812	154	—	6,448

Reserves for claims and claim adjustment expenses	—	—	814	—	814

Segment liabilities	222,230	21,513	6,350	—	250,093

Unallocated
Other liabilities					15,871

Total					265,964

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	For the year ended 31 December 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	54,909	742	10,606	—	66,257
Gross written premiums	50,113	344	—	—
-Term	183	28	—	—
-Whole	19,629	316	—	—
-Endowment	26,511	—	—	—
-Annuity	3,790	—	—	—
Policy fees	4,796	398	—	—
Net premiums earned and policy fees	54,902	742	9,364	—	65,008
Net investment income	9,986	1,137	194	—	11,317
Net realised losses on investments	(209)	(24)	(4)	—	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	—	(1,061)
Other income	—	—	—	1,779	1,779

Segment revenues	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	—	—	(6,816)
Accident and health claims and claim adjustment expenses	—	—	(6,418)	—	(6,418)
Increase in future life policyholder benefits	(33,013)	(141)	—	—	(33,154)
Interest credited to policyholder contract deposits	(3,678)	(642)	—	—	(4,320)
Policyholder dividends and participation in profits	(1,909)	(139)	—	—	(2,048)

Amortization of deferred policy acquisition costs	(5,888)	(197)	(178)	—	(6,263)
Underwriting and policy acquisition costs	(1,038)	(13)	(421)	—	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)

Statutory insurance levy	—	—	(96)	—	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	—	—	—	(2,280)	(2,280)
Minority interests	—	—	—	(52)	(52)

Net profit/ (loss)	8,503	(296)	1,172	(2,208)	7,171

Unrealised loss charged to equity	(2,715)	(309)	(53)	—	(3,077)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3	Segment information (Continued)

	As at 31 December 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB in millions )
Assets

Investments	330,800	37,676	6,414	—	374,890
Deferred policy acquisition costs	31,466	1,054	267	—	32,787
Accrued investment income	4,486	511	87	—	5,084

Segment assets	366,752	39,241	6,768	—	412,761

Unallocated
Property, plant and equipment, net					12,250
Other assets					8,660

Total					433,671

Liabilities

Future life policyholder benefits	116,024	1,277	—	—	117,301
Policyholder contract deposits and other funds	190,791	35,205	—	—	225,996
Unearned premium reserves	—	—	5,212	—	5,212
Reserves for claims and claim adjustment expenses	—	—	1,215	—	1,215

Segment liabilities	306,815	36,482	6,427	—	349,724

Unallocated
Other liabilities					17,045

Total					366,769

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments

4.1	Investment results

	Note	2002	2003	2004
		RMB million	RMB million	RMB million
Net investment income:
Fixed maturity securities		2,723	2,793	3,720
Equity securities		240	312	646
Term deposits and cash and cash equivalents		4,310	5,543	6,744
Investment properties		67	58	—
Investment in associated companies		(6)	16	—
Policy loans		7	4	11
Securities purchased under agreements to resell		1,094	1,121	253
Other investments		9	10	—

Subtotal		8,444	9,857	11,374
Securities sold under agreements to repurchase		(71)	(7)	(10)
Investment expense		(26)	(25)	(47)

Total		8,347	9,825	11,317

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.1	Investment results (Continued)

	Note		2002	2003	2004
			RMB million	RMB million	RMB million
Net realised (loss)/gain:
Fixed maturity securities
Gross realised gains			602	661	18
Gross realised losses			(97)	(104)	(15)
Impairment	(i	)	(59)	(7)	(320)

Subtotal			446	550	(317)
Equity securities
Gross realised gains			239	458	97
Gross realised losses			(417)	(140)	(17)
Impairment			(2)	—	—

Subtotal			(180)	318	80

Total			266	868	(237)

Net unrealised (loss)/gain on trading securities:
Fixed maturity securities			—	—	11
Equity securities			(1,067)	247	(1,072)

Total			(1,067)	247	(1,061)

Note:

(i).	As of 31 December 2004, the carrying value of government bonds plus the related accrued interest entrusted with Min Fa Security Limited Company (“Min Fa Security”) for custody by the Company totalled Rmb 412 million. The government bonds entrusted in Min Fa Security are for custodian purposes only and not a part of an asset management arrangement. In order to centralize the control over these bonds, the Company has asked Min Fa Security to transfer the custodian. Min Fa Security was unable to execute the transfer and it became known that Min Fa Security is in financial difficulty. Subsequently, the China Securities and Regulatory Commission announced on 18 October 2004 that from close of business on 18 October 2004, the assets of Min Fa Security have been put into the custody of and are being operated by China Oriental Asset Management Corporation (“China Oriental”). The Company has registered its claim against Min Fa Security in January 2005.

As a result, the Company has made a provision of RMB 320 million. The Company continues to take all of the above necessary steps to safeguard the Company’s rights over the bonds. As of the issue date of the financial statements, except for the bonds with Min Fa Security, all other fixed maturity and equity securities are entrusted with China Life Assets Management Company Limited (“AMC”), the subsidiary of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.2	Non-trading securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2003

Fixed maturity securities
Government bonds	40,449	424	(1,396)	39,477
Government agency bonds	27,234	39	(456)	26,817
Corporate bonds	4,508	10	(208)	4,310

Subtotal	72,191	473	(2,060)	70,604

Equity securities
Funds	5,422	135	(7)	5,550

Total	77,613	608	(2,067)	76,154

As at 31 December 2004

Fixed maturity securities
Government bonds	43,871	109	(4,368)	39,612
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,808	343	(5,360)	69,791

Equity securities
Funds	13,243	22	(668)	12,597

Total	88,051	365	(6,028)	82,388

	Amortised cost		Estimated fair value
	2003	2004	2003	2004
	RMB million	RMB million	RMB million	RMB million
Fixed maturity securities-maturity schedule
Maturing:
Within one year	1,652	1,145	1,642	1,147
After one year but within five years	12,949	20,477	13,087	20,235
After five years but within ten years	36,874	32,923	36,460	30,797
After ten years	20,716	20,263	19,415	17,612

Total	72,191	74,808	70,604	69,791

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.2	Non-trading securities (Continued)

The proceeds from sales of non-trading securities and the gross realised gains and losses for the years ended 31 December 2002, 2003 and 2004 were as follows:

	2002	2003	2004
	RMB million	RMB million	RMB million
Proceeds from sales of non-trading securities	14,390	40,339	26,160
Gross realised gains	697	919	127
Gross realised losses	(389)	(118)	(32)

4.3	Equity securities

	2003	2004
	RMB million	RMB million
Funds	10,718	17,271

Total	10,718	17,271

4.4	Held-to maturity securities

	Cost or amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2004

Fixed maturity securities
Government bonds	52,512	68	(146)	52,434
Government agency bonds	24,377	214	(87)	24,504
Corporate bonds	2,714	86	(18)	2,782

Total	79,603	368	(251)	79,720

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.4	Held-to maturity securities (Continued)

	Amortised cost		Estimated fair value
	2003	2004	2003	2004
	RMB million	RMB million	RMB million	RMB million
Fixed maturity securities-maturity schedule
Maturing:
After one year but within five years	—	31,010	—	30,948
After five years but within ten years	—	42,832	—	43,071
After ten years	—	5,761	—	5,701

Total	—	79,603	—	79,720

4.5	Listed and unlisted investments at carrying value

	2003	2004
	RMB million	RMB million
Listed fixed maturity securities in PRC
Government bonds	30,378	45,232
Government agency bonds	—	—
Corporate bonds	3,510	2,954

Subtotal	33,888	48,186

Unlisted fixed maturity securities
Government bonds	9,098	47,732
Government agency bonds	26,835	31,380
Corporate bonds	783	3,501
Subordinated debt	—	19,435

Subtotal	36,716	102,048

Listed equity securities in PRC
Funds	5,168	4,674

Unlisted equity securities
Funds	5,550	12,597

Total	81,322	167,505

As of 31 December 2004, the amount of unlisted fixed maturity securities, contracted in the over-the-counter market, is Rmb 84,025 million. (2003: 36,329 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.6	Term deposits

	2003	2004
	RMB million	RMB million
Maturing:
Within one year	2,349	7,805
After one year but within five years	121,443	146,293
After five years but within ten years	12,400	17,503
After ten years	1,000	3,897

Total	137,192	175,498

Included in term deposits are structured deposits of RMB 4,800 million (2003:Nil). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortized cost at the balance sheet date.

4.7	Statutory deposits – restricted

	2003	2004
	RMB million	RMB million
Maturing:
Within one year	600	—
After one year but within five years	3,400	4,000

Total	4,000	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding. The restricted deposits at 31 December 2004 and 2003 correspond to Rmb 20,000 million share capital at the time the Company was established (see note 1). The additional share capital raised from the initial public offering in December 2003 was subject to statutory verification, which was completed in March 2005. The additional statutory deposit of Rmb 1,353 million will be made in 2005.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4	Investments (Continued)

4.8	Securities purchased under agreements to resell

	2003	2004
	RMB million	RMB million
Maturing:
Within 30 days	3,672	79
After 30 days but within 90 days	5,229	200
Over 90 days	5,101	—

Total	14,002	279

5	Fair value of financial instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial instruments are:

•	Cash and cash equivalents, term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Structured deposits: the market for structured deposits is not active, the Company establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Company uses the USD swap rate, the benchmark rate, to determine the fair value of financial instruments. Due to the complexity of the structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

•	Fixed maturity securities: fair values are generally based upon quoted market prices. Where quoted market prices are not readily available, fair values are estimated using either prices observed in recent transactions or values obtained from quoted market prices of comparable investments.

•	Equity securities: fair values are based on quoted market prices.

•	Policy loans: the carrying values for policy loans approximate fair value.

•	Policyholder contract deposits and other funds: fair values are calculated by discounted cash flow projections using current market interest rates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5	Fair value of financial instruments (Continued)

	Total fair value
	2003	2004
	RMB million	RMB million
Fixed maturity securities	70,604	150,351
Equity securities	10,718	17,271
Term deposits (excluding structured deposits)	137,192	170,698
Structured deposits	—	4,789
Securities purchased under agreements to resell	14,002	279
Policy loans	116	391
Cash and cash equivalents	42,616	27,217
Policyholder contract deposits and other funds	(132,998)	(204,205)
Securities sold under agreements to repurchase	(6,448)	—

	Total carrying value
	2003	2004
	RMB million	RMB million
Fixed maturity securities	70,604	150,234
Equity securities	10,718	17,271
Term deposits (excluding structured deposits)	137,192	170,698
Structured deposits	—	4,800
Securities purchased under agreements to resell	14,002	279
Policy loans	116	391
Cash and cash equivalents	42,616	27,217
Policyholder contract deposits and other funds	(154,731)	(225,996)
Securities sold under agreements to repurchase	(6,448)	—

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

6	Deferred policy acquisition costs

	2002	2003	2004
	RMB million	RMB million	RMB million
Gross
At 1 January	11,182	18,411	25,164
Acquisition costs deferred	11,240	11,818	13,672
Amortisation charged to income	(4,121)	(5,350)	(6,559)
Unrealised losses on investments	110	285	704

At 31 December	18,411	25,164	32,981

Ceded
At 1 January	(289)	(327)	(296)
Acquisition costs deferred	(327)	(296)	(194)
Amortisation charged to income	289	327	296

At 31 December	(327)	(296)	(194)

Net
At 1 January	10,893	18,084	24,868
Acquisition costs deferred	10,913	11,522	13,478
Amortisation charged to income	(3,832)	(5,023)	(6,263)
Unrealised losses on investments	110	285	704

At 31 December	18,084	24,868	32,787

7	Reinsurance assets

	2003	2004
	RMB million	RMB million
Ceded unearned premiums	807	571
Claims recoverable from reinsurers	122	136
Due from reinsurance companies	68	590

Total	997	1,297

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8	Property, plant and equipment

	2003	2004
	Total	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or deemed cost
At 1 January	23,337	11,018	1,868	1,689	1,101	153	15,829

Additions	2,285	48	443	77	477	18	1,063
Disposals	(715)	(164)	(15)	(44)	—	(45)	(268)
Revaluation	(181)	—	—	—	—	—	—
Derecognition (see note 2(a))	(8,897)	—	—	—	—	—	—
Transfer upon completion	—	767	8	—	(775)	—	—

At 31 December	15,829	11,669	2,304	1,722	803	126	16,624

Accumulated depreciation and impairment
At 1 January	(4,880)	(1,674)	(992)	(1,100)	—	(55)	(3,821)

Charges for the year	(1,144)	(208)	(311)	(155)	—	(72)	(746)
Impairment loss	(93)	(3)	—	—	—	—	(3)
Disposals	365	97	14	41	—	44	196
Derecognition (note 2(a))	1,931	—	—	—	—	—	—

At 31 December	(3,821)	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)

Net book value
At 31 December 2003		9,344	876	589	1,101	98	12,008

At 31 December 2004		9,881	1,015	508	803	43	12,250

As at 31 December 2004, the Company was in the process of effecting transfer of title from CLIC of certain properties, with a total net book value at that date of RMB 404 million. The Company is entitled to the full use of these assets under the agreements with CLIC, even though the necessary governmental registrations or approvals have not been obtained. The Company is not aware of any known legal impediments to effect such transfer.

9	Accrued investment income

	2003	2004
	RMB million	RMB million
Accrued interest income
—Term deposits	1,940	2,843
—Fixed maturities	901	2,203
—Others	34	38

Total	2,875	5,084

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

10	Premiums receivables

The aging of premiums receivable is within 2 months.

11	Other

	2003	2004
	RMB million	RMB million
Receivable for fund units redeemed	4,784	1,500
Due from CLIC	742	1,387
Deposits	150	113
Long-term deferred expenses	32	65
Advances	31	34
Others	184	352

Total	5,923	3,451

12	Benefits, claims and expenses

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2002
Accident and health claims and claim adjustment expenses	5,066	(1,013)	4,053
Life insurance death and other benefits	7,010	—	7,010
Increase in future life policyholder benefits	45,374	—	45,374

Total insurance benefits and claims	57,450	(1,013)	56,437

For the year ended 31 December 2003
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Life insurance death and other benefits	8,570	—	8,570
Increase in future life policyholder benefits	43,084	—	43,084

Total insurance benefits and claims	57,398	(862)	56,536

For the year ended 31 December 2004
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Life insurance death and other benefits	6,816	—	6,816
Increase in future life policyholder benefits	33,154	—	33,154

Total insurance benefits and claims	47,439	(1,051)	46,388

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves

Long duration contract liabilities arising from traditional life products include, depending on contract type, policyholder account balances or the present value of future benefits less present value of valuation premiums. Short duration contract liabilities relate to accident and health products of one year duration or less.

The liabilities for future life policyholder benefits have been established based on the provisions of Statement of Financial Accounting Standards No. 60 “Accounting and Reporting by Insurance Enterprises” and the provision regarding limited-payment contracts of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. Based on the provisions of this standard, the present value of estimated future policy benefits less the present value of estimated future net premiums to be collected from policyholders are accrued when premium revenue is recognised. Currently, there is no specific standard under HK GAAP on the determination of future policyholder benefits. We have based our accounting policy on the US standard. These estimates are based on the following assumptions:

(i) Interest rates are based on estimates of future yields on the Company’s investments. In determining its interest rate assumptions, the Company considers past investment experience, the current and future mix of its investment portfolio and trends in yields. Assumed interest rates in future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities. The discount rates and provision for adverse deviation used are as follows:

Policies issued	Discount Rate	Provision for adverse deviation
Prior to 2003	3.8%-5.0%	0.25%-0.5%
2003	3.65%-5.0%	0.25%-0.5%
2004	3.7%-5.17%	0.25%-0.5%

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

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The per-policy costs include a fixed per-policy expense and a variable per-policy expense based on the estimated expense rates of premiums used as follows:

	Individual life	Group life
Prior to 2003	2%	2%
2003	1.75%	1.75%
2004	1.65%-2.55%	1.65%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves (Continued)

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

Policyholder account balances for investment-type contracts are equal to the policy account values. Account values consist of an accumulation of gross premium payments less loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits, based on the provisions of Statement of Financial Accounting Standards No. 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for the Realised Gains and Losses from the Sale of Investments”.

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

Participating policies for the year ended 31 December 2004 represented approximately 47% and 47% of gross and net life insurance premiums and policy fees, respectively (2003: 44% and 44%). The net investment income and realised gains related to participating business for the year ended 2004 is Rmb 7,329 million (2003: Rmb 4,175 million).

Reserves for claims and claim adjustment expenses were as follows:

	2002	2003	2004
	RMB million	RMB million	RMB million
At 1 January
Net reserves for claims and claim adjustment expenses	693	703	692
Add: Reinsurance recoverable	174	176	122

Gross reserves for claims and claim adjustment expenses	867	879	814

Gross claims and claim adjustment expenses incurred	5,066	5,744	7,469

Gross claims and claim adjustment expenses paid	(5,054)	(5,809)	(7,068)

At 31 December
Gross reserves for claims and claim adjustment expenses	879	814	1,215
Less: Reinsurance recoverable	(176)	(122)	(136)

Net reserves for claims and claim adjustment expenses	703	692	1,079

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13	Insurance reserves (Continued)

Claims paid and incurred, and the ratios of claims incurred to net accident and health premiums were as follows:

	2002	2003	2004
	RMB Million	RMB Million	RMB Million
Claims incurred – net	4,053	4,882	6,418
Claims incurred ratio	60%	60%	69%

Claims and claim adjustment expenses

2004
RMB million
Notified claims	467
Incurred but not reported	347

Total at beginning of year-Gross	814
Cash paid for claims settled in year
- Cash paid for current year claims	(5,961)
- Cash paid for prior year claims	(1,107)
Claims incurred in 2004
- Claims arising in 2004	7,132
- Claims arising prior to 2004	337

Total at end of year-Gross	1,215

Notified claims	651
Incurred but not reported	564

Total at the end of year-Gross	1,215

14	Securities sold under agreements to repurchase

Liabilities are due within thirty days from the balance sheet date. The carrying values of fixed maturity securities pledged as collateral are as follows:

	2003	2004
	RMB million	RMB million
Fixed maturities pledged	6,448	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15	Other liabilities

	2003	2004
	RMB million	RMB million
Reserve for commission and expenses	1,071	958
Staff welfare payable	672	864
Salary payable	726	658
Agent deposits	486	478
Payable for investment purchased	—	291
Payable to constructors	124	217
Advance from employees	57	208
Tax payable	375	197
Regulatory fee payable	88	107
Trade union outlays and education outlays payable	77	86
Insurance payable	15	67
Payable to State Social Security Fund(a)	2,472	—
Others	728	829

Total	6,891	4,960

(a)	As part of the initial public offering of the Company’s shares, CLIC also sold some of its holdings in the Company to public investors. The proceeds from CLIC’s sale, net of listing expenses amounting to RMB 2,472 million was remitted to the Company and is payable to the State Social Security Fund in accordance with rules issued by the State Council in June 2001. The amount was settled in November 2004.

16	Statutory insurance fund

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance. No additional insurance guarantee fund will be provided once it reaches 6% of total assets.

17	Profit/(loss) before income tax expenses and minority interests

Profit/(loss) before taxation is stated after charging the following:

	2002	2003	2004
	RMB million	RMB million	RMB million
Staff costs
Wages and salary	2,493	2,879	2,827
Housing benefits	90	139	199
Contribution to the defined contribution pension plan	146	122	295
Depreciation – owned property, plant and equipment	1,323	1,144	746
Loss on disposal of property, plant and equipment	91	124	5
Deficit on revaluation of investment properties	—	181	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18	Taxation

(a)	The amount of taxation charged to the consolidated profit and loss account represents:

	2002	2003	2004
	RMB million	RMB million	RMB million
Current taxation -Enterprises income tax	14	139	79
Deferred taxation	—	1,041	2,201

Taxation charges	14	1,180	2,280

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2002	2003	2004
	RMB million	RMB million	RMB million
Profit/(loss) before income tax expenses and minority interests	(2,234)	(263)	9,503

Tax computed at the statutory tax rate of 33%	(737)	(87)	3,136
Non-taxable income	(8)	(183)	(923)
Expenses not deductible for tax purposes	1,546	628	67
Unrecognised deferred tax assets	(787)	822	—

Income taxes at effective tax rate	14	1,180	2,280

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts.

(c)	At 31 December 2004, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2003	2004
	RMB million	RMB million
At 1 January	—	3,686
Deferred taxation charged to profit and loss account	1,041	2,201
Taxation charged to equity
- change in unrealised losses of non-trading securities, deferred policy acquisition costs, and future life policyholder benefits	(594)	(1,516)
- arising from the Restructuring	3,239	—

At 31 December	3,686	4,371

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

18	Taxation (Continued)

(d)	The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	Future policyholder benefits and policyholder contract deposit and other funds	Revaluation surplus	Unearned premium reserve	Unrealised loss	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Deferred tax assets
At 1 January, 2003	—	—	—	—	—
(Charged) / credited to profit and loss account	168	(6)	142	—	304
Charged to equity	3,344	540	(25)	469	4,328

At 31 December, 2003	3,512	534	117	469	4,632

At 1 January, 2004	3,512	534	117	469	4,632
(Charged) / credited to profit and loss account	63	(18)	(174)	—	(129)
Charged to equity	348	—	—	1,400	1,748

At 31 December, 2004	3,923	516	(57)	1,869	6,251

	Deferred policy acquisition costs	Others	Total
	RMB million	RMB million	RMB million
Deferred tax liabilities
At 1 January, 2003	—	—	—
Charged to profit and loss account	(1,097)	(248)	(1,345)
Charged to equity	(7,109)	136	(6,973)

At 31 December, 2003	(8,206)	(112)	(8,318)

At 1 January, 2004	(8,206)	(112)	(8,318)
Charged to profit and loss account	(2,381)	309	(2,072)
Charged to equity	(232)	—	(232)

At 31 December, 2004	(10,819)	197	(10,622)

	2003	2004
	RMB million	RMB million
Deferred tax assets	4,632	6,251
Deferred tax liabilities	(8,318)	(10,622)

	(3,686)	(4,371)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

19	Earnings/(losses) per share

There is no difference between basic and diluted earnings/(losses) per share. The basic and diluted earnings per share for the year ended 31 December 2004 is based on the weighted average number of 26,764,705,000 (2002: 20,000,000,000; 2003: 20,249,798,526) ordinary shares in issue during the year.

For the purpose of earnings/(losses) per share computations, the Company’s issuance of 20,000 million shares to CLIC is given retroactive treatment and considered outstanding for 2003.

20	Significant related party transactions

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the company as of 31 December 2004:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding Company
China Life Assets Management Company Limited (“AMC”)	A subsidiary of the Company
Zhongbaoxin Real Estate Development Co., Ltd.	A subsidiary of the ultimate holding company

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Significant related party transactions (Continued)

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended 31 December 2004.

	Note	2003	2004
		RMB million	RMB million
Transaction with CLIC
Policy management fee income receivable from CLIC	(i)	953	1,667
Asset management fee receivable from CLIC	(ii)	26	73
Non-performing assets management fee receivable from CLIC	(iii)	—	13
Property leasing expense payable to CLIC	(iv)	169	335
Transaction with AMC
Asset Management fee expense paid to AMC by the Company	(ii)	8	139

Note:

(i). As part of the Restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB 8 and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Significant related party transactions (Continued)

(b)	Transactions with CLIC and AMC (Continued)

(ii). On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

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

If the average investment rate of return for the assets managed for a particular year exceeds the investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the investment rate of return, as agreed, by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

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

(iii). The Group assisted CLIC to realise in cash certain non-performing assets of CLIC and as a result, received in 2004 a fee of RMB 13 million, being approximately 7% of cash realised by CLIC.

(iv). The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

20	Significant related party transactions (Continued)

(c)	Amounts due from / to CLIC

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	2003	2004
	RBM million	RBM million
Due from CLIC	1,668	1,387
Due to CLIC	(926)	(52)
Other liabilities due to Zhongbaoxin Real Estate Development Co., Ltd.	(112)	(35)

21	Share Capital

	Registered, issued and fully paid
	Ordinary shares of RMB 1 each
	No. of shares	RMB million
At 30 June 2003 (a)	20,000,000,000	20,000
Issue of shares (b)	6,764,705,000	6,765

At 31 December 2003	26,764,705,000	26,765

At 31 December 2004	26,764,705,000	26,765

(a)	On 30 June 2003, 20,000,000,000 shares of RMB 1 each were allotted and issued to CLIC for the transfer of the Transferred Business from CLIC to the Company. (see note 1)
(b)	Pursuant to the board resolution passed on 10 September 2003, the Company completed its initial public offering as follows:

(i).	Issued an aggregate of 5,882,353,000 shares of RMB 1 each including an offering of 4,731,937,000 shares at HK$3.59 per share on the Stock Exchange of Hong Kong Limited (“HKSE”) (excluding the brokerage fee and HKSE transaction levy) and an offering of 28,760,400 American Depositary Shares (“ADSs”, each representing 40 shares) at US$ 18.68 on the New York Stock Exchange Inc., on 18 December 2003; and

(ii).	Issued 882,352,000 shares of RMB 1 each at HK$ 3.625 per share by way of a placing among professional and institutional investors on 22 December 2003, upon the full exercise of an over-allotment option.

The listing proceeds of the aforementioned initial public offering of shares, net of direct listing expenses amounted to approximately RMB 24,707 million. The resulting share premium amounted to approximately RMB 17,942 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

22	Reserves

	Additional Paid in Capital	Unrealised gain/(loss)	Statutory Common Reserve Fund	Statutory Common Welfare Fund	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2002	(137)	2,188	—	—	2,051

Profit capitalisation	244	—	—	—	244
Investments transferred from parties under common control	6	—	—	—	6
Unrealised loss, net of tax	—	(871)	—	—	(871)

At 31 December 2002	113	1,317	—	—	1,430

Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised loss, net of tax	—	(2,732)	—	—	(2,732)
Appropriation to statutory reserve	—	—	27	26	53
Capital contribution by CLIC	16,721	637	—	—	17,358

At 31 December 2003	34,776	(778)	27	26	34,051

Unrealised loss, net of tax	—	(3,077)	—	—	(3,077)
Appropriation to statutory reserve	—	—	299	300	599

At 31 December 2004	34,776	(3,855)	326	326	31,573

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB2,547 million for the year ended 31 December 2004.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

23	Contingencies

The following is a summary of the significant contingent liabilities:

	2003	2004
	RMB million	RMB million
Pending lawsuits	45	22

a)	The nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Group and certain of its officers and directors between March 16, 2004 and May 14, 2004 has been ordered to be consolidated and restyled_In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Group, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Group has engaged U.S. counsel to contest vigorously on behalf of the Group. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes the probability of loss is remote.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

24	Commitments

(a)	Capital commitments for property, plant and equipment

	2003	2004
	RMB million	RMB million
Contracted but not provided for	239	290

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	2003	2004
	RMB million	RMB million
Land and buildings
Not later than one year	335	338
Later than one year but not later than five years	670	4
Later than five years	—	—

The operating lease payments charged to the profit and loss account for the year ended 31 December 2004 was RMB 400 million. (2003: RMB 299 million)

25	Ultimate holding company

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Differences between HK GAAP and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

The effect on net profit/(loss) of significant differences between HK GAAP and US GAAP for the years ended 31 December 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	RMB million	RMB million	RMB million
Net profit/(loss) under HK GAAP	(2,250)	(1,428)	7,171
US GAAP adjustments
Depreciation of investment properties	(67)	(40)	—
Deficit on revaluation of investment properties	—	181	—

Net profit/(loss) under US GAAP	(2,317)	(1,287)	7,171

There are no differences between HK GAAP and US GAAP that had an effect on Shareholders’ equity as at December 31, 2003 and 2004.

Investment Properties

Under HK GAAP, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling RMB 181 million charged to the consolidated profit and loss account under HK GAAP. As at 30 September 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Group’s consolidated profit and loss accounts for the year ended 31 December 2004 and shareholder’s equity as at 31 December 2004 and 2003.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(b)	Accumulated other comprehensive income/(loss) represents the cumulative gains and losses on items that are not reflected in earnings. The balances and activities for the years ended 31 December 2002, 2003 and 2004 are as follows:

	As at 31 December
	2002	2003	2004
	RMB million	RMB million	RMB million
Changes in net unrealised gain/(loss) on investment securities:
Net unrealised losses arising during the period	(234)	(3,457)	(4,332)
Reclassification adjustment for gain/(loss) included in net earnings/(losses)	(747)	(154)	91

Sub-total	(981)	(3,611)	(4,241)

Adjustments for:
Deferred policy acquisition costs and future life policyholder benefits	110	285	(352)

Sub-total	(871)	(3,326)	(4,593)
Income tax effect there of	—	594	1,516

Total other comprehensive loss	(871)	(2,732)	(3,077)

(c)	Statutory Information

	As at 31 December
	2003	2004
	RMB million	RMB million
Statutory capital and surplus	50,948	54,456
Minimum statutory capital and surplus necessary to satisfy regulatory requirement	12,906	17,264
Solvency adequacy ratio	395%	315%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(d)	Disclosures about investments in an unrealised loss position

As at 31 December 2003
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Fixed maturity securities

Government bonds	Fair value Unrealised losses	24,353 (1,281)	2,061 (115)	— —	26,414 (1,396)
Government agency bonds	Fair value Unrealised losses	20,371 (451)	77 (5)	— —	20,448 (456)
Corporate bonds	Fair value Unrealised losses	3,392 (203)	159 (5)	— —	3,551 (208)
Equity securities	Fair value Unrealised losses	895 (5)	421 (2)	— —	1,316 (7)
Total temporarily impaired securities	Fair value Unrealised losses	49,011 (1,940)	2,718 (127)	— —	51,729 (2,067)

As at 31 December 2004
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Fixed maturity securities

Government bonds	Fair value Unrealised losses	8,113 (626)	4,250 (327)	21,122 (3,415)	33,485 (4,368)
Government agency bonds	Fair value Unrealised losses	12,390 (213)	5,149 (148)	2,312 (77)	19,851 (438)
Corporate bonds	Fair value Unrealised losses	514 (19)	384 (67)	2,739 (468)	3,637 (554)
Equity securities	Fair value Unrealised losses	7,802 (291)	2,726 (377)	— —	10,528 (668)
Total temporarily impaired securities	Fair value Unrealised losses	28,819 (1,149)	12,509 (919)	26,173 (3,960)	67,501 (6,028)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(d)	Disclosures about investments in an unrealised loss position (Continued)

Non-trading securities have generally been identified as temporarily impaired if their amortized cost as at 31 December 2004 was greater than their fair value, resulting in an unrealised loss. Unrealised gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table. Unrealised losses are largely due to interest rate fluctuations. Based on a review of these investment holdings, it is believed that the contractual terms of these non-trading securities will be met. A total of 105 fixed maturity securities positions (47 equity securities positions) were in an unrealised loss position at 31 December 2004 of which 58 (39 equity securities positions) were in a continuous loss position for less than 6 months and 25 positions for more than 6 months but less than 12 months (8 equity securities positions) and 40 positions for more than 12 months (no equity securities position).

(e)	The movement on the deferred income tax balance is as follows:

	At 1 January 2003	Deferred taxation charged / (credited) to profit and loss account	Arising from Restructuring	Change in unrealised gains/losses of non- trading securities	At 31 December 2003
	RMB million	RMB million	RMB million	RMB million	RMB million
Tax value of loss carried forward	10,082	822	(10,904)	—	—
Future life policyholder benefits and policyholder contract deposits and other funds	47,041	1,736	(45,265)	—	3,512
Provision for assets impairment	1,708	331	(2,039)	—	—
Others	1,366	(58)	(657)	469	1,120

	60,197	2,831	(58,865)	469	4,632
Less: valuation allowance	(53,801)	(1,640)	55,441	—	—

Deferred income tax assets	6,396	1,191	(3,424)	469	4,632

Deferred policy acquisition costs	(5,945)	(2,166)	—	(95)	(8,206)
Others	(451)	(66)	185	220	(112)

Deferred income tax liabilities	(6,396)	(2,232)	185	125	(8,318)

Net deferred income tax liabilities	—	(1,041)	(3,239)	594	(3,686)

Net deferred income tax assets of RMB3,239 million were retained by CLIC on 30 September 2003 and were charged to the shareholders’ equity as part of the Restructuring.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26	Reconciliation of HK GAAP and United States generally accepted accounting principles (“US GAAP”) (Continued)

(f)	Recently issued accounting standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on the guidance provided in EITF Issue 03-1, “The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments,” as applicable to debt and equity securities that are within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are accounted for using the cost method specified in APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The new guidance was scheduled to become effective for reporting periods beginning after June 15, 2004. In September 2004, however, the FASB delayed the effective date and is expected to issue finalized guidance in 2005. Pending a final resolution by the FASB, the Group, as required, will continue to apply existing authoritative literature with respect to the recognition of losses related to the other-than-temporary impairment of securities. In the absence of such final resolution, the Group is unable to determine the impact, if any, that the impairment provisions of EITF Issue 03-1 will have on the Group’s consolidated financial statements.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement*

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited*

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited*

4.12	Property Leasing Agreement*

4.13	Non-Competition Agreement*

4.14	Service agreement with independent director Long Yongtuà

4.15	Service agreement with independent director Chau Tak Hayà

4.16	Service agreement with independent director Sun Shuyi

4.17	Service agreement with independent director Cai Rang

4.18	Service agreement with independent director Fan Yingjun

ii

No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant*

11.1	Code of Business Conduct and Ethics

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.
à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.

iii