Form 20-F
period 2005-12-31
CHINA LIFE INSURANCE CO LTD
filed 2006-05-30
CIK 1268896

As filed with the Securities and Exchange Commission on May 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of December 31, 2005, 19,323,530,000 domestic shares and 7,441,175,000 H shares, par value RMB1.00 per share, were issued and outstanding. Both domestic shares and H shares are ordinary shares. H shares are listed on the Hong Kong Stock Exchange.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes  ☐ No

If this is an annual report, indicate by check mark if the registrant is not required to file reports pursuant Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. ☐ Yes  ☒ No

CHINA LIFE INSURANCE COMPANY LIMITED

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements state our intentions, beliefs, expectations or predictions for the future, in particular under “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8. Financial Information—Embedded Value”.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2003, the China Insurance Yearbook 2004, the China Insurance Yearbook 2005, and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS or U.S. GAAP. Our market share information for years prior to 2004 set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. Under PRC GAAP, premiums include premiums and deposits.

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

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean the financial reporting standards in Hong Kong, which are effective for accounting periods commencing on or after January 1, 2005, and references to “PRC GAAP” mean the PRC Accounting Rules and Regulations for Business Enterprises and PRC Accounting System for

Financial Institutions. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with HKFRS.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 8.0702, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. The noon buying rate on May 26, 2006 on this basis was RMB 8.0245 to US$1.00. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2005 or at all.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this annual report. For consolidated financial information as of and for the years ended December 31, 2001 and 2002, we derived the information from our audited consolidated financial statements not included in this annual report, as restated to reflect the adoption of Hong Kong Financial Report Standard and Hong Kong Accounting Standard, or HKFRS. As described below, the financial statements as of and for the years ended December 31, 2001 and 2002 present the financial results of our predecessor company, CLIC, and the 2003 statements of results of operations and cash flows present the results of CLIC for the nine-month period ended September 30, 2003 together with our results for the three-month period ended December 31, 2003. The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the previously issued annual financial statements for the year ended December 31, 2004, except that we have changed certain of our accounting policies following its adoption of HKFRS that were effective for accounting periods commencing on or after January 1, 2005. The financial information for the years ended December 31, 2004, 2003, 2002 and 2001 were retroactively restated to reflect the adoption of HKFRS in 2005. Other than reclassification of certain investment and insurance accounts, there was no material impact from the adoption of HKFRS on shareholders’ equity and net profit for the years ended December 31, 2004 and 2005. The restatement, however, has resulted in changes to shareholders’ equity for the years of 2001 and 2002 and the net losses for the years of 2001, 2002 and 2003. Details of the new or revised HKFRS adopted by us are described in Note 2.1 of the notes to the consolidated financial statements included elsewhere in this annual report. The financial statements as of and for the years ended December 31, 2001, 2002, 2003 and 2004 were restated in accordance with HKFRS. Certain financial data in relation to our restructuring discussed elsewhere in this annual report have also been restated in accordance with the HKFRS.

For a reconciliation of our net profit and shareholders’ equity to U.S. GAAP, see Note 34 of the notes to the financial statements included elsewhere in this annual report.

We were formed on June 30, 2003 in connection with CLIC’s restructuring. In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes, the restructuring is treated as having occurred on September 30, 2003, the date of which all of the assets to be transferred were specifically identified. Therefore, for accounting purposes, our financial statements reflected a deemed distribution of assets to CLIC and deemed assumption of liabilities by CLIC as of September 30, 2003. To give effect to the restructuring agreement, the results of operations attributable to the timing difference between the effectiveness of the restructuring under the PRC law and the effectiveness of the restructuring for accounting purposes are reflected as a capital contribution from CLIC to us as of October 1, 2003. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our consolidated balance sheet data as of December 31, 2001 and 2002, and the consolidated income statement accounts data for the years ended December 31, 2001 and 2002, present the financial results of our predecessor company, CLIC, and they will not necessarily be indicative of our future earnings, cash flows or financial position as a stand-alone company. Our consolidated balance sheet data and consolidated income statement as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the year ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
	Restated	Restated	Restated	Restated
Consolidated Income Statement Data
HKFRS
Revenues
Gross written premiums and policy fees	56,869	68,769	69,334	66,257	81,022	10,040
Less: premiums ceded to reinsurers	(1,655)	(1,869)	(1,571)	(1,182)	(769)	(95)

Net written premiums and policy fees	55,214	66,900	67,763	65,075	80,253	9,944
Net change in unearned premium reserves	(248)	(476)	(547)	(67)	(215)	(27)

Net premiums earned and policy fees	54,966	66,424	67,216	65,008	80,038	9,918

Net investment income	6,276	8,347	9,825	11,317	16,685	2,067
Net realized gains/(losses) on financial assets	—	—	—	—	(510)	(63)
Net realized gains/(losses) on investments	(6)	266	868	(237)	—	—
Net fair value gains/(losses) on assets at fair value through income	—	—	—	—	260	32
Net unrealized gains/(losses) on trading assets	(322)	(1,067)	247	(1,061)	—	—
Other income	293	338	727	1,779	1,739	215

Total revenues	61,207	74,308	78,883	76,806	98,212	12,170

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,099)	(7,010)	(8,570)	(6,816)	(8,311)	(1,030)
Accident and health claims and claim adjustment expenses	(3,829)	(4,053)	(4,882)	(6,418)	(6,847)	(848)
Increase in long-term traditional insurance contracts liabilities	(31,177)	(40,541)	(39,966)	(25,361)	(33,977)	(4,210)
Interest credited to long-term investment type insurance contracts	(5,616)	(6,783)	(6,811)	(3,704)	(4,894)	(606)
Interest credited to investment contracts	(183)	(312)	(449)	(616)	(973)	(121)
Increase in deferred income	(3,355)	(6,108)	(5,942)	(7,793)	(8,521)	(1,056)
Policyholder dividends and participation in profits	(177)	(641)	(1,207)	(2,048)	(5,359)	(664)
Amortization of deferred policy acquisition costs	(3,024)	(3,832)	(5,023)	(6,263)	(7,766)	(962)
Underwriting and policy acquisition costs	(2,176)	(1,661)	(1,294)	(1,472)	(1,845)	(229)
Administrative expenses	(5,100)	(6,162)	(6,862)	(6,585)	(7,237)	(897)
Other operating expenses	(1,110)	(634)	(872)	(131)	(798)	(99)
Interest expense on bank borrowings	(5)	(7)	(7)	—	—	—
Statutory insurance fund	(64)	(73)	(85)	(96)	(174)	(22)

Total benefits, claims and expenses	(65,915)	(77,817)	(81,970)	(67,303)	(86,702)	(10,743)

Net profit/(loss) before income tax expense	(4,708)	(3,509)	(3,087)	9,503	11,510	1,426
Income tax expense	(4)	(14)	(1,180)	(2,280)	(2,145)	(266)

Net profit/(loss)	(4,712)	(3,523)	(4,267)	7,223	9,365	1,160

Attributable to:
- Shareholders of the Company	(4,706)	(3,525)	(4,252)	7,171	9,306	1,153
- Minority interests	(6)	2	(15)	52	59	7
Basic and diluted earnings/(loss) per share(1)	(0.24)	(0.18)	(0.21)	0.27	0.35	0.04

Dividends	—	—	—	—	—	—
U.S. GAAP
Revenues	61,207	74,308	78,883	76,806	98,212	12,170
Net profit/(loss) attributable to shareholders of the Company	(3,336)	(2,317)	(1,287)	7,171	9,306	1,153
Net profit/(loss) per share(1)	(0.17)	(0.12)	(0.06)	0.27	0.35	0.04
Net profit/(loss) per ADS(1)	(6.67)	(4.63)	(2.54)	10.72	13.91	1.72

(1)	The 20,000,000,000 shares issued to CLIC in the restructuring have been given retroactive treatment for purposes of computing per share and per ADS amounts. Numbers for the year ended December 31, 2003 and the years thereafter are based on the weighted average number of 20,249,798,526 shares and 26,764,705,000 shares, respectively, in issue during such years. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
	Restated	Restated	Restated	Restated
Consolidated Balance Sheet Data
HKFRS
Assets
Property, plant and equipment, net of accumulated depreciation	18,347	18,457	12,008	12,250	12,710	1,575
Deferred policy acquisition costs	10,893	18,084	24,868	32,787	37,741	4,677
Financial assets
Debt securities	53,284	76,337	70,604	150,234	255,554	31,666
Equity securities	7,698	12,171	10,718	17,271	39,548	4,900
Term deposits	76,083	123,675	137,192	175,498	164,869	20,429
Statutory deposits—restricted	990	991	4,000	4,000	5,353	663
Investments in associated companies	2,036	2,035	—	—	—	—
Policy loans	107	106	116	391	981	122
Securities purchased under agreements to resell	30,480	36,388	14,002	279	—	—
Accrued investment income	3,527	4,198	2,875	5,084	6,813	844
Premiums receivable	1,844	1,757	2,801	3,912	4,959	614
Other financial assets	336	231	—	—	—	—
Reinsurance assets	1,100	1,224	997	1,297	1,182	146
Cash and cash equivalents	17,855	14,529	42,616	27,217	28,051	3,476

Other	3,528	3,587	5,923	3,451	1,458	181

Total assets	228,108	313,770	328,720	433,671	559,219	69,294

	As of December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
	Restated	Restated	Restated	Restated
Liabilities and equity
Liabilities
Insurance Contracts
Short-term insurance contracts
-Unearned premium reserves	4,441	5,036	5,382	5,212	5,147	638
-Reserves for claims and claim adjustment expenses	867	879	814	1,215	1,784	221
Long-term traditional insurance contracts	253,285	292,551	63,965	89,698	124,656	15,446
Long-term investment type insurance contracts	163,677	212,108	135,982	191,885	237,001	29,367
Deferred income	6,704	12,812	18,753	27,603	34,631	4,291
Financial liabilities
Investment contracts
-with discretionary participation feature (DPF)	4,352	9,241	16,720	32,476	42,230	5,233
-without DPF	4,079	2,698	2,029	1,635	1,872	232
Securities sold under agreements to repurchase	14,608	3,602	6,448	—	4,731	586
Annuity and other insurance balances payable	6,362	8,057	638	2,801	4,492	557
Premiums received in advance	1,481	1,767	2,407	2,447	2,951	366
Policyholder deposits	629	592	—	—	—	—
Policyholder dividends payable	177	688	1,916	2,037	6,204	769
Bank borrowings	379	313	—	—	—	—
Provision	330	445	—	—	—	—
Other liabilities	4,206	4,716	6,732	4,922	4,106	509
Current income tax liabilities	—	—	159	38	525	65
Deferred tax liabilities	—	—	3,686	4,371	7,982	989
Statutory insurance fund	1,215	1,337	333	429	98	12

Total liabilities	466,792	556,842	265,964	366,769	478,410	59,281

Commitments and contingencies	—	—	—	—	—	—
Shareholders’ equity
Share Capital	4,600	4,600	26,765	26,765	26,765	3,317
Additional paid-in capital	(137)	113	34,829	35,428	36,538	4,528
Net unrealized gains/(loss)	2,188	1,317	(778)	(3,855)	687	85
Retained earnings/(accumulated loss)	(245,498)	(249,267)	1,620	8,192	16,388	2,031

Total shareholders’ equity	(238,847)	(243,237)	62,436	66,530	80,378	9,960

Minority interests	163	165	320	372	431	53

Total equity	(238,684)	(243,072)	62,756	66,902	80,809	10,013

Total liabilities and equity	228,108	313,770	328,720	433,671	559,219	69,294

U.S. GAAP
Total assets	227,997	313,592	328,720	433,671	559,219	69,294
Total liabilities	400,293	489,068	265,964	366,769	478,410	59,281
Shareholders’ equity	(172,459)	(175,641)	62,436	66,530	80,378	9,960

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 8.0702 to US$1.00, the noon buying rate on December 30, 2005 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

Until July 20, 2005, the People’s Bank of China had set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investments, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

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

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 8.0245 and US$1.00 to HK$ 7.7562, respectively, on May 26, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
November 2005	8.0877	8.0796	7.7570	7.7514
December 2005	8.0808	8.0702	7.7548	7.7516
January 2006	8.0702	8.0596	7.7571	7.7506
February 2006	8.0616	8.0415	7.7618	7.7564
March 2006	8.0505	8.0167	7.7620	7.7570
April 2006	8.0248	8.0040	7.7598	7.7529
May 2006 (through May 26)	8.0255	8.0005	7.7567	7.7510

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2001, 2002, 2003, 2004, 2005 and 2006 (through May 26) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate		Average noon buying rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2001	8.2766	7.7980	8.2772	7.7996
2002	8.2800	7.7988	8.2772	7.7996
2003	8.2767	7.7640	8.2771	7.7864
2004	8.2765	7.7723	8.2768	7.7899
2005	8.0702	7.7533	8.1826	7.7755
2006 (through May 26)	8.0245	7.7562	8.0320	7.7567

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

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected

Banks and post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been particularly focusing on banks and post offices as one of their main distribution channels. We do not have exclusive arrangements with any of the banks and post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more banks or post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We have experienced agent and employee misconduct that has resulted in litigation and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. None of these actions has resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

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

We are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability

Our profitability is affected by changes in interest rates. We have experienced a generally low interest rate environment for several years until October 2004, when the interest rate on one-year term deposits was raised from 1.98% to 2.25%. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates. We believe that an increase in rates offered by alternative products had an impact on our rates of surrenders and withdrawals in 2005. See “Item 5. Operating and Financial Review and Prospects—Financial Overview of Our Business”.

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

Because of the general lack of long-term fixed income securities in the Chinese capital markets and the restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, restrictions under the PRC insurance law on the asset classes in which we may invest, as well as the limited availability of long-duration investment assets in the markets in which we invest, have resulted in the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 20 years. Furthermore, the financial markets currently do not provide an effective means for us to hedge our interest rate risk through financial derivative products. We believe that, with the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, until we are able to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our earnings.

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

Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. In particular, as of December 31, 2005, 33.4% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 34.5% were placed with the four largest state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Due to China’s recent fast growing economy, the Chinese government may take certain measures to slow down the economic growth, which could have an adverse impact on our earnings.

We may incur foreign exchange and other losses if we are permitted to invest in overseas capital markets.

A portion of our investment assets, including the proceeds from our initial public offering in 2003, are held in foreign currencies. We plan to invest, once authorized by the CIRC, our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates, where we do not have previous investment experience. We recorded RMB 639 million (US$79 million) in foreign exchange losses for the year ended December 31, 2005, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are expose to. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

Defaults on our debt investments may materially and adversely affect our profitability

Approximately 51.7% of our investment assets as of December 31, 2005 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. Since 2004, the investment channels of Chinese life insurance companies have been broadened to permit investment in convertible bonds, specified subordinated indebtedness and bonds issued by qualified commercial banks and insurance companies; overseas investment of foreign currency denominated funds in qualified term deposits, debt securities and shares of Chinese companies listed on specified overseas stock exchanges; and direct investment in shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi, as well as indirect investments in Chinese infrastructure projects, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability. Our investment yields decreased for the three years prior to 2004, resulting in a decrease in the amount distributed for our participating products. A further decline in the future could adversely affect the attractiveness of our investment-type products, which compose a large portion of our business.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB 39,548 million (US$4,900 million) invested in equity securities, including securities investment funds and shares traded on the securities markets in China, as of December 31, 2005. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. For example, Chinese listed companies are required to adopt the new accounting standards issued by MOF to be effective from January 1, 2007, and the share reform in connection with the conversion of non-tradable state-owned shares into tradable shares is still in progress. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

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

We establish the liabilities for obligations for future policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. These assumptions are based on our previous experience, data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as on our actual policy benefits and claims results. We record changes in our liabilities in the period the liabilities are established or re-estimated. If the liabilities originally established for future policy benefits prove inadequate, we must increase our liabilities established for future policy benefits, which may have a material adverse effect on our earnings and our financial condition.

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

Current or future litigation and regulatory procedures could result in financial losses or harm our businesses

Class Action Litigations

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of China Life and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act

Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with China Life’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of China Life’s parent, CLIC. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission, or the SEC, requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We are continuing to fully cooperate with the SEC’s inquiry.

Other

We are involved in litigations involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation and regulatory exposure, and take appropriate actions against the individuals involved. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

In April 2006, the CIRC announced that it will assess the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations, of Chinese insurance companies and asset management companies during a three-year period immediately after the announcement, in accordance with the tentative rules on internal control assessment of life insurance companies. The purposes of such assessment were stated to be to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management. We are among the companies expected to be reviewed by the CIRC in 2006.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled, “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no single adopted standard for either the form, determination or presentation of the embedded value of an insurance company. Moreover, because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

Risks Relating to the PRC Life Insurance Industry

We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business

We face competitive pressures from both domestic and foreign-invested life insurance companies operating in China, as well as from property and casualty insurance companies, which may compete with our accident and short-term health insurance businesses, and other financial institutions that sell other financial investment products in competition with ours. In addition, newly established professional health insurance companies may also lead to greater competition in the health insurance business. If we are not able to adapt to these increasingly competitive pressures in the future, our growth rate may decline, which could materially and adversely affect our earnings.

Competition among domestic life insurance companies is increasing

Our nearest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 81% of the individual and group life insurance premiums in China in 2004, the last year for which official market information is available. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing and Shanghai in 2004. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Labor and Social Security, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 3% of the nationwide market share of life insurance products in 2004, although some already have gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 16%, 11% and 20% in 2004. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which allows foreign insurers to sell health, annuity and group life insurance products nationwide by December 2004. It was reported that due to several large group annuity policies underwritten by Sino-foreign insurance joint ventures for their Chinese investors, the market shares of foreign invested insurance companies increased substantially in 2005. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 34 property and casualty insurers as of December 31, 2004. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer.

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

All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Life insurance agents are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 21% of our individual agents had not obtained such a certificate as of December 31, 2005. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. In 2005, CIRC agencies in certain provinces had started to enforce the CIRC qualification requirements. Furthermore, in April 2006, the CIRC issued regulations on administration of individual agents, to be effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. In addition, we understand that the CIRC may require, in the near future, that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become licensed or qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Under the PRC insurance law, life insurance agents are required to be registered with and obtain business licenses from the local administrative bureaus of industry and commerce. Historically, this requirement has not been generally enforced, and it is our understanding that the State Administration for Industry and Commerce, or SAIC, does not have procedures in place to effect the registration and licensing of individual insurance agents. Consequently, as we believe it is also the case with other insurance companies operating in China, substantially all of our individual agents are not in compliance with this requirement. To date, this noncompliance has not had a material adverse effect on CLIC or ourselves. We do not know whether the local bureaus of the SAIC will enforce this requirement in the future. If it were to be enforced in the future, our agents would be required to register and obtain business licenses. We cannot assure you that all of our agents would obtain such licenses, and the enforcement of this requirement could adversely affect the composition and effectiveness of our individual agent distribution system, which could have a material adverse effect on our business.

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

Risks Relating to the Restructuring

CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our other existing investors own

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. All other insurance policies were retained by CLIC. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. As of September 30, 2003, CLIC’s shareholders’ equity was a deficit of RMB 251,661 million (US$31,184 million). CLIC is expected to continue to incur losses on the retained policies at least for the near term.

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

Although CLIC has undertaken in a non-competition agreement with us not to compete with us in China, without our prior consent in writing, in any life, accident and health insurance and any other businesses in China which may compete with our insurance business, CLIC, its subsidiaries and affiliates are permitted to use the brand name and logo in their own businesses, including life insurance business outside China and any other businesses they may enter into in the future within China, including property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses. In addition, they are not precluded from taking actions that may impair the value of the brand name, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions —Trademark License Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”. The China Life brand name and our reputation could be materially harmed if CLIC fails to make payments when due on outstanding policies retained by CLIC in the restructuring or new policies written by CLIC after the restructuring, if CLIC reduces the rates of return payable on policies retained by CLIC or if CLIC is placed into receivership.

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

CLIC may direct business opportunities elsewhere

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. We plan to form a property and casualty joint venture with CLIC, in connection with which we granted a waiver to CLIC allowing it to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. CLIC also is engaged in the life insurance business in Shanghai through its joint venture with Colonial Mutual Group, an Australian financial services company, of which CLIC owns 51.0% and which CLIC has agreed to dispose of prior to December 18, 2006. It also may engage in insurance business in other regions outside China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

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

As a newly established independent entity, we face additional uncertainties in our management, business and operations

Prior to our restructuring, the insurance policies and assets transferred to us were owned and operated by CLIC, a state-owned enterprise. Most of our current executive officers are former officers and employees of CLIC who have limited experience in operating an independent, publicly traded company or in carrying out the arrangements under our restructuring and related agreements. Our current management structure and management information systems may need further adjustments and development to meet the challenges of a public company.

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

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders

Unlike laws in the United States, the applicable laws of China did not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself until January 1, 2006, when the amendments to Chinese company law passed in 2005 became effective. Although the amended Chinese company law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally not available in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding not less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our domestic shares only through arbitration in Hong Kong or China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. We had approximately RMB 639 million (US$79 million) foreign exchange losses for the year ended December 31, 2005, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any devaluation of the Renminbi, on the other hand, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

The calculation of distributable profits for an insurance company under PRC GAAP differs in many respects from the calculation under HKFRS. As a result, we may not be able to pay any dividend in a given year if we do not have distributable profits as determined under PRC GAAP, even if we have profits for that year as determined under HKFRS. A strengthening in the statutory reserve requirements applicable to life insurance companies operating in China, which came into effect on December 31, 2003, led to a one-time adjustment to our PRC GAAP earnings in 2003. Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

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

We incurred capital expenditures of RMB 1,098 million (US$136 million), RMB 1,063 million and RMB 2,285 million in 2005, 2004 and 2003. These capital expenditures mainly comprised the addition of buildings. In March 2006, we entered into a promoters agreement with CLIC and our asset management joint venture for the formation of a professional pension company, under which we, CLIC and the asset management joint venture agreed to subscribe for 25%, 55% and 20% of its proposed total registered capital of RMB 600 million, respectively. Also in March 2006, we entered into a share subscription agreement with CLIC for the formation of a property and casualty company, under which we and CLIC agreed to subscribe for 40% and 60% of its proposed registered capital of RMB 1,000 million, respectively.

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

The net assets transferred to us had a carrying value at June 30, 2003 of RMB 29,608 million, as determined under PRC valuation regulations. This is equivalent to RMB 36,182 million, as determined under HKFRS. In consideration of this transfer, and pursuant to an approval issued by the MOF in 2003, we issued 20,000,000,000 domestic shares comprising the entire registered and paid-up capital of our company. As of the date of this annual report, CLIC owned approximately 72.2% of our issued share capital.

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

In connection with the restructuring, CLIC’s assets as at June 30, 2003 were divided between CLIC and ourselves in accordance with the restructuring agreement entered into between CLIC and ourselves. Premiums receivable were allocated to the transferred and non-transferred policies based on the specific policies to which they relate. Property, plant and equipment and other operating assets were allocated based on the terms of the restructuring agreement. Investments in respect of participating policies were allocated to the transferred policies, since all participating business has been transferred. Unlisted equity securities and investment properties were allocated to CLIC. The remaining investment assets, including term deposits, debt securities, equity securities, repurchase agreements and cash and cash equivalents, were allocated so as to ensure that the book value of China Life as of June 30, 2003 was RMB 29,608 million, as determined under PRC valuation regulations. This is equivalent to RMB 36,182 million as determined under HKFRS, due to differences between PRC GAAP and HKFRS. The proportions of each of these classes of assets allocated to CLIC and ourselves were similar.

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

Shareholders’ equity of our predecessor, CLIC, was a deficit of RMB 251,661 million (US$31,184 million) as of September 30, 2003 and a deficit of RMB 243,237 million as of December 31, 2002. The net losses incurred by our predecessor were RMB 5,925 million (US$734 million) for the nine months ended September 30, 2003 and RMB 4,706 million and RMB 3,525 million for 2001 and 2002, respectively. These losses were attributable to losses incurred by our predecessor on policies retained by CLIC in the restructuring, which have offset the profitability of the policies transferred to us.

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

In accordance with generally applicable tax laws and regulations, CLIC, ourselves and the asset management joint venture formed with CLIC will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, all of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by the asset management joint venture may also be rebated to CLIC, if the current shareholding structure of the asset management joint venture remains unchanged. This tax rebate policy is different from the tax rebate mechanism we expected to be approved at the time of our IPO in 2003, and indicates MOF’s strong support to CLIC.

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

BUSINESS OVERVIEW

Unless the context otherwise indicates, all company data for years prior to 2004 provided in this section, including data concerning premiums, deposits, policy fees, insurance policies, annuity contracts, agents, personnel, offices, distribution channels and investment assets, do not include data relating to the policies, contracts and investment assets that were retained by CLIC in connection with the restructuring. For further information on the restructuring, see “—History and Development of the Company—Our Restructuring”. Policies, contracts and investment assets retained by CLIC are not ours and their results of operations will not be reflected in our consolidated financial statements for future periods. Unless otherwise indicated, market share information set forth in this section is based on premium information as reported by the CIRC, which is not determined in accordance with HKFRS or U.S. GAAP. Our market share information for years prior to 2004 set forth in this annual report is estimated by computing the market share of our predecessor company, CLIC, and adjusting it to give effect to our restructuring, based on premiums determined in accordance with PRC GAAP. The policies, contracts and assets retained by CLIC are not ours. Therefore, to reflect our business more accurately as it has been and will be operated following the restructuring, unless we otherwise state, all company data provided for 2003 in this section do not include data relating to the policies, contracts and assets retained by CLIC in the restructuring.

Certain of our accounting policies changed following our adoption of HKFRS which were effective for accounting periods commencing on or after January 1, 2005. Other than reclassification in certain investment and insurance accounts, the adoption of HKFRS had no material impact on our shareholders’ equity and net profits for the years ended December 31, 2004 and 2005. The restatement, however, has resulted in changes to the net losses for the year of 2003. See Note 2 to our audited financial statements included elsewhere in this annual report for more information.

We had nearly 70 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2005. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999. As of December 31, 2005, the average guaranteed rate of return of the products we offered was 2.23%.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 640,000 exclusive agents operating in approximately 12,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, post offices and other organizations. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Gross written premiums and policy fees generated by our individual life insurance and annuity products, including long-term health insurance products, totaled RMB 68,888 million (US$8,536 million) for the year ended December 31, 2005 and RMB 54,909 million for the year ended December 31, 2004, constituting 85.0% and 82.9% of our total gross written premiums and policy fees for those periods. The figure for 2005 represented a 25.5% increase over 2004. First-year gross written premiums from individual life insurance products in 2005 were RMB 19,574 million (US$2,425 million), representing a 1.6% decrease from 2004. First-year single gross written premiums for the same period were RMB 1,085 million (US$134 million), representing 5.5% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB 62,483 million (US$7,742 million) for the year ended December 31, 2005 and RMB 66,981 million for the year ended December 31, 2004, constituting 72.7% and 75.5% of our total deposits for those periods. The figure for 2005 represented a 6.7% decrease from 2004.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2003	2004	2005	2005	(2003-2005)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	42,288	54,909	68,888	8,536	27.63%
First-year single gross written premiums	4,349	2,526	1,085	134	(50.05)%
First-year regular gross written premiums	8,935	17,374	18,489	2,291	43.85%

First-year gross written premiums	13,284	19,900	19,574	2,425	21.39%
Individual life insurance deposits	77,319	66,981	62,483	7,742	(10.10)%
First-year single deposits	63,098	52,343	46,061	5,708	(14.56)%
First-year regular deposits	6,330	2,319	3,083	382	(30.21)%

First-year deposits	69,428	54,662	49,144	6,090	(15.88)%
Liabilities of long-term traditional insurance contracts	63,295	88,985	123,457	15,298	39.66%
Deferred income	18,363	27,039	34,104	4,226	36.28%
Liabilities of long-term investment type insurance contracts and investment contracts	135,090	190,791	235,847	29,224	32.13%

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

We offer both non-participating and participating products. There were approximately 41 million non-participating polices and 29 million participating polices as of December 31, 2005, among which approximately 37 million non-participating polices and 22 million participating policies are offered to individuals. Net premiums earned and policy fees of participating policies represent approximately 50.9% of total net premiums earned and policy fees in 2005. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Participating life insurance and annuity products, which were first introduced in 2000, have become our fastest-growing individual life insurance and annuity products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and accident products, for the periods indicated.

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	16,292	19,812	23,494	2,911
First-year gross written premiums	4,606	4,737	5,214	646
Total single gross written premiums	202	141	131	16
Endowment:
Gross written premiums	16,998	26,511	35,480	4,396
First-year gross written premiums	7,001	13,888	13,012	1,612
Deposits	75,619	65,569	60,310	7,473
First-year deposits	67,916	53,393	47,072	5,833
Annuities:
Gross written premiums	3,618	3,790	4,231	524
First-year gross written premiums	1,677	1,275	1,348	167
Deposits	1,700	1,412	2,173	269
First-year deposits	1,512	1,269	2,072	257

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

Non-participating term life insurance products provide a guaranteed benefit upon the death of the insured within a specified time period in return for the periodic payment of fixed premiums. Specified coverage periods generally range from 5 to 20 years or expire at specified ages. Death benefits may be level over the period or increasing. Premiums are typically at a level amount for the coverage period. Term life insurance products are sometimes referred to as pure protection products, in that there are normally little or no savings or investment elements. Unlike endowment products, term life insurance policies expire without value at the end of the coverage period if the insured person is still alive.

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

Endowment

Non-participating endowment products

Non-participating endowment products provide to the insured various guaranteed benefits if the insured survives specified maturity dates or periods stated in the policy, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period, in return for the periodic payment of premiums. Specified coverage periods generally range from 5 to 20 years or end at specified ages. Premiums are typically at a level amount for the coverage period.

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

Participating endowment products are among our fastest growing product lines. Hong Feng Endowment, which was introduced to the market at the end of 2004, and Hong Xin Endowment have had the highest level of sales of our investment-type and risk-type participating endowment products. Hong Feng Endowment had RMB 34,915 million (US$4,326 million) of deposits in 2005, representing 55.9% of total deposits of our individual life insurance business and 71.0% of total first-year deposits of our individual life insurance business. Hong Xin Endowment had RMB 20,994 million (US$2,601 million) of gross written premiums in 2005, representing 30.5% of total gross written premiums and policy fees of our individual life insurance business. First-year gross written premiums of Hong Xin Endowment for the year ended December 31, 2005 were RMB 11,067 million (US$1,371 million), representing a 1.8% decrease from the year before, or 56.5% of total first-year gross written premiums of our individual life insurance business. Total deposits from our participating products in 2005 decreased by 6.7%, to RMB 75,964 million (US$9,413 million) from RMB 81,416 million in 2004. Total net premiums earned from our risk-type participating products increased by 38.7%, to RMB 31,016 million (US$3,843 million) in 2005 from RMB 22,363 million in 2004.

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

Joint Life and Universal Products

We began the sale of joint life and universal products in certain provinces on a trial basis in 2005.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 640,000 exclusive agents operating in approximately 12,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 89,000 outlets of commercial banks, post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s largest companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer life insurance and annuity products to the employees of companies and institutions through approximately 12,000 direct sales representatives operating in more than 3,700 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB 1,267 million (US$157 million) for the year ended December 31, 2005 and RMB 742 million for the year ended December 31, 2004, constituting 1.6% and 1.1% of our total gross written premiums and policy fees for each respective year. The figure for 2005 represented a 70.8% increase from 2004. First-year gross written premiums from group life insurance and annuity products for 2005 were RMB 851 million (US$105 million), representing a 188.5% increase from 2004. First-year single gross written premiums for 2005 were RMB 811 million (US$100 million), representing 95.3% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB 23,463 million (US$2,907 million) for the year ended December 31, 2005 and RMB 21,756 million for the year ended December 31, 2004, constituting 27.3% and 24.5% of our total deposits for those periods. The figure for 2005 represented a 7.8% increase from 2004.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2003	2004	2005	2005	(2003-2005)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	432	742	1,267	157	71.26%
First-year single gross written premiums	204	261	811	100	99.39%
First-year regular gross written premiums	17	34	40	5	53.39%

First-year gross written premiums	221	295	851	105	96.23%
Group life insurance deposits	10,117	21,756	23,463	2,907	52.29%
First-year single deposits	10,070	21,726	23,401	2,900	52.44%
First-year regular deposits	31	12	51	6	28.26%

First-year deposits	10,101	21,738	23,452	2,906	52.37%
Liabilities of long-term traditional insurance contracts	670	713	1,199	149	33.77%
Deferred income	390	564	527	65	16.24%
Liabilities of long-term investment-type insurance contracts and investment contracts	19,641	35,205	45,256	5,608	51.79%

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

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	—	—	169	21
Deposits	10,117	21,105	21,528	2,668
Group whole life and term life insurance:
Premiums	255	344	698	86
Deposits	—	98	101	13
Endowment:
Premiums	—	—	—	—
Deposits	—	553	1,834	227

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

Group participating annuity products, including Yong Tai Annuity and Group Annuity (Retirement Supplement), are among our fastest growing product lines. For the year ended December 31, 2005, total combined deposits of Yong Tai Annuity and Group Annuity (Retirement Supplement) were RMB 20,967 million (US$2,598 million), constituting 89.4% of total deposits of our group life insurance business for that year, representing a 1.8% increase from the year before.

The following table sets forth total combined deposits of our Yong Tai Annuity and Group Annuity (Retirement Supplement) products for the periods indicated.

	For the year ended December 31,
	2003	2004	2005	2005
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity and Group Annuity (Retirement Supplement):
Deposits	9,128	20,596	20,967	2,598

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

The following table sets forth selected financial and other data regarding our short-term accident insurance and short-term health insurance businesses as of the dates or for the periods indicated. The financial results of our long-term health insurance and accident businesses are reflected in our individual and group life insurance business segments, respectively. See “—Individual Life Insurance” and “—Group Life Insurance”.

	As of or for the year ended December 31,				Compound annual growth rate
	2003	2004	2005	2005	(2003-2005)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	4,880	4,977	5,135	636	2.58%
Short-term health insurance premiums	5,325	5,629	5,732	710	3.75%
Accident and health reserves for claims and claim adjustment expenses (gross)	814	1,215	1,784	221	48.04%
Accident and health insurance unearned premium reserves (net)	4,575	4,641	4,856	602	3.03%

Accident insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 5,135 million (US$636 million) for the year ended December 31, 2005 and RMB 4,977 million for the year ended December 31, 2004, constituting 6.3% and 7.5% of our total gross written premiums and policy fees for those periods.

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

Group accident insurance

We offer a number of group accident insurance products and services to businesses, government agencies and other organizations of various sizes. We also offer products targeted at specific industry groups, such as construction worker related accident insurance to construction companies, and accident insurance to various law enforcement agencies.

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

Health insurance

We are a leading health insurance provider in China. We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. We sell health insurance products to individuals and groups through the same distribution channels we use to sell our life insurance products. Our short-term health insurance gross written premiums totaled RMB 5,732 million (US$710 million) for the year ended December 31, 2005 and RMB 5,629 million for the year ended December 31, 2004, constituting 7.1% and 8.5% of our total gross written premiums and policy fees for those periods. The figure for 2005 represented a 1.8% increase from 2004.

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

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 640,000 exclusive agents operating in approximately 12,000 field offices for our individual products and more than 12,000 direct sales representatives in more than 3,700 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 89,000 outlets of commercial banks, post offices and savings cooperatives. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 640,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2003	2004	2005
Number of exclusive agents (approximately)	655,000	668,000	640,000
Number of field offices	8,200	9,300	12,000

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. From December 31, 2003 to December 31, 2004, the number of our exclusive agents increased from approximately 655,000 to approximately 668,000. The number of our exclusive agents decreased to 640,000 as of the end of 2005 from 668,000 as of the end of 2004. This decrease was primarily due to the strengthened performance review conducted by us in 2005, as a result of which a number of exclusive agents with comparatively lower productivity left. In addition, CIRC agents in certain provinces began requiring, from 2005, all exclusive agents to hold the CIRC qualification certificates to conduct businesses, which resulted in the departure of some of our exclusive agents. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents, and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

Under the PRC insurance law, an individual agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of the SAIC. See “—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Essentially all of the agents in our exclusive agent sales force do not qualify as “individual agents” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe that this situation is shared by all major life insurance companies in China. Approximately 79.2% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on administration of individual agents, to be effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000 and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. In the meantime, the CIRC recently launched, in certain provinces on trial basis, a qualification recognition system, by which exclusive agents without CIRC qualification certificates may apply for such certificates without taking examinations, if they meet certain specified requirements on previous experience and performance. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC certification. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents, although some local bureaus of industry and commerce have had on occasions required our agents to register. To date, this noncompliance has not had a material adverse effect on us. We are not sure whether or when this registration requirement will be enforced by bureaus of industry and commerce nationwide. If these registration and qualification requirements are enforced, or if they result in a substantial number of policyholders canceling their policies, our business may be materially and adversely affected. In addition, we understand that the CIRC may require, in the near future, that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If such requirement becomes effective, our business may also be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected.”

We supervise and provide training to our exclusive agents through more than 8,400 supervisors and more than 1,100 full-time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet and apply, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Our direct sales force of approximately 12,000 direct sales representatives are our full time employees and operate in more than 3,700 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

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

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 89,000 outlets of commercial banks, post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.

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

Competition

Our nearest competitors are Ping An and China Pacific Life.

•	In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 81% of total individual life insurance premiums in 2004. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, Ping An, China Pacific Life and we collectively represented 84% of total group life insurance premiums in 2004. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•	In the accident insurance market, Ping An, China Pacific Life and we collectively represented 89% of total accident premiums in 2004. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An, China Pacific Life and we collectively represented 79% of total health premiums in 2004. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2004, the most recent year for which official market information is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	53%	47%	59%	34%	51%
Ping An Insurance Company of China, Ltd.	17%	16%	16%	41%	19%
China Pacific Life Insurance Co. Ltd.	11%	21%	14%	4%	12%
New China Life Insurance Co. Ltd.	7%	5%	2%	9%	6%
Tai Kang Life Insurance Co. Ltd.	6%	7%	3%	5%	6%
Others(1)	6%	4%	6%	7%	6%
Total	100%	100%	100%	100%	100%

(1)	Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., Allianz-Dazhong Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., China Life-CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA and CMC Life Insurance Co., Ltd., Nissay-SVA Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and American International Assurance Co., Ltd., Shanghai, Guangzhou, Shenzhen, Beijing, Suzhou, Dongguan and Jiangmen branches.

Source: China Insurance Yearbook 2005

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 32 licensed life insurance companies in China as of December 31, 2003, 35 as of December 31, 2004 and 43 as of December 31, 2005. It was reported that due to several large group annuity policies underwritten by Sino-foreign insurance joint ventures for their Chinese investors, the market shares of foreign invested insurance companies increased substantially in 2005. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that the recent elimination of limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

The asset management joint venture is our subsidiary, with us owning 60% and CLIC owning the remaining 40%. Members of the board of directors are Miao Jianmin, Zhuang Zuojin, Liu Jiade, Wan Feng and Lin Huimin. Directors of the asset management joint venture are appointed by the shareholders in general meeting. Accordingly, we, as the controlling shareholder, effectively control the composition of its board of directors.

Property and Casualty Business and Pension Insurance Business

We will form a property and casualty joint venture with CLIC and a professional pension insurance company with CLIC and the asset management joint venture. We have entered into a share subscription agreement in respect of the property and casualty company and a promoters agreement in respect of the pension insurance company. See “Item 7. Major Shareholders and Related Party Transaction—Related Party Transactions” for details of these two agreements.

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

Customer service units

We provide customer support through approximately 3,700 customer service units nationwide. We provide more than 40 different types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We implemented uniform service standards for customer service units nationwide in 2005.

Telephone call center network

Our telephone call centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the information regarding holders and beneficiaries of policies. They also provide call-back and greeting message services to customers. We intend to broaden over time the services we offer through these call centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis in key cities. The call centers are supported by our web-based “95519” Support System based on Internet protocol technology, which contains customer and service information.

We believe our call centers have become popular with our customers because of the quality of services they provide. We were awarded the best call center in China in 2004, 2005 and 2006, and have obtained the authentication of Chinese national call center operating performance standards. We seek to ensure that we have a sufficient number of lines and staff to service the increasing utilization of our call centers.

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

Reserves of Long-term Traditional Insurance Contracts

For all of our product lines, we establish, and carry as liabilities, actuarially determined amounts that are calculated to meet our obligations under our insurance policies and annuity contracts.

Financial statement reserves

In accordance with HKFRS, our reserves for financial reporting purposes are based on actuarially recognized methods for estimating future policy benefits and claims. We expect these reserve amounts, along with future premiums to be received on policies and contracts and investment earnings on these amounts, to be sufficient to meet our insurance policy and contract obligations.

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

Reinsurance

Statutory reinsurance

Under China’s insurance law and CIRC regulations, our predecessor was required to reinsure 20% of our insurance risks, other than those arising from life insurance products, with China Reinsurance (Group) Company, formerly known as China Reinsurance Company, as statutory reinsurer. The statutory reinsurance requirement is now being phased out. At the beginning of 2003, the percentage of accident and health insurance risks that our predecessor had to reinsure decreased by 5%, from 20% to 15%, and it is scheduled to decrease by a further 5% per year until it was phased out completely at the beginning of 2006.

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

Investments

As of December 31, 2005, we had RMB 494,356 million (US$61,257 million) of investment assets. As required by China’s insurance laws and regulations, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits and structured term deposits; fixed maturity securities, including government securities, bonds issued by state-owned policy banks of the Chinese government, corporate bonds, bonds issued by financial institutions, convertible bonds and certain subordinated bonds and indebtedness; and policy loans and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges, as well as shares of companies listed on China’s stock markets, which are denominated and traded in Renminbi. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. We were recently authorized to indirectly invest in domestic infrastructure projects and are currently in the process of applying for approval of overseas investment in qualified term deposits, debt securities and shares of Chinese companies listed on specified overseas stock exchanges. We are prohibited from making other investments without the CIRC’s approval.

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

We own 60% of the asset management joint venture, with CLIC owning the remaining 40%. The board comprises five members, including Miao Jianmin, Zhuang Zuojin, Liu Jiade, Wan Feng and Liu Huimin.

The following table summarizes information concerning our investment assets as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	42,616	15.3%	27,217	7.3%	28,051	5.7%
Term deposits (excluding structured deposits)	137,192	49.1%	170,698	45.5%	160,067	32.4%
Structured deposits	—	—	4,800	1.3%	4,802	1.0%
Statutory deposits—restricted	4,000	1.4%	4,000	1.1%	5,353	1.1%
Debt securities, held-to-maturity	—	—	79,603	21.2%	146,297	29.6%
Debt Securities, available-for-sale	—	—	—	—	96,425	19.5%
Debt securities, non-trading	70,604	25.3%	69,791	18.6%	—	—
Debt securities, financial assets at fair value through income	—	—	—	—	12,832	2.6%
Debt securities, trading			840	0.2%	—	—

Debt securities	70,604	25.3%	150,234	40.0%	255,554	51.7%

Policy loans	116	0.0%	391	0.1%	981	0.2%
Equity securities, available for sale	—	—	—	—	26,261	5.3%
Equity securities, non-trading	5,550	2.0%	12,597	3.4%	—	—
Equity securities, financial assets at fair value through income	—	—	—	—	13,287	2.7%
Equity securities, trading	5,168	1.9%	4,674	1.2%	—	—

Equity securities	10,718	3.9%	17,217	4.7%	39,548	8.0%

Repurchase agreements	14,002	5.0%	279	0.1%	—	—
Total investment assets	279,248	100%	374,890	100%	494,356	100%

Average cash and investment assets balance	272,856		327,069		434,623

Risk management

Our primary investment objective is to pursue optimal investment yields while considering macroeconomic factors, risk control and regulatory requirements. We are exposed to four primary sources of investment risk:

•	interest rate risk, relating to the market price and cash flow variability associated with changes in interest rates;

•	credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

•	market valuation risk, relating to the changes in market value for our investments, particularly our securities investment fund holdings and shares listed on the Chinese securities exchange, which are denominated and traded in Renminbi;

•	liquidity risk, relating to the lack of liquidity in many of the debt securities markets we invest in, due to contractual restrictions on transfer or the size of our investments in relation to the overall market; and

•	Currency exchange risk, relating to the impact of changes in the value of the Renminbi against the U.S. dollar and other currencies on the value of our investments.

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

Since substantially all of our investments are made in China, including term deposits with Chinese banks, debt securities, securities investment funds and shares listed on the Chinese securities exchange, which are denominated and traded in Renminbi, we are exposed to the effect of changes in the Chinese economy and other factors which affect the Chinese banking industry and securities markets.

We are also subject to market liquidity risk for many of the debt securities investments we make, due to the size of our investments in relation to the overall market. We manage liquidity risk through selection of liquid assets and through asset diversification. In addition, we view fundraising through repurchase agreements as a way of managing our short-term liquidity risk.

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

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. We are seeking methods to reduce the foreign exchange risks.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are expose to. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

The investment rates of return from foreign financial markets are expected to be comparatively higher than from the investments in Chinese markets. If we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

In the restructuring, CLIC transferred to us investment assets with a book value of RMB 212,452 million as of June 30, 2003. To the greatest extent practicable, investment assets were divided in such a manner that the separated pools of assets and liabilities have the same portfolio composition and maturity characteristics. See “—History and Development of the Company—Our Restructuring—Transfer of Insurance Policies and Related Assets—Investment assets”.

Our investment yields for the years ended December 31,2005, 2004 and 2003, which includes the investment yield for investments held by CLIC through September 30, 2003, was 3.9%, 3.5% and 3.4%.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2003(1)		2004		2005
	Yield (2)	Amount	Yield (3)	Amount	Yield (3)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.6%	5,543	3.5%	6,744	3.9%	7,903
Ending assets: cash and cash equivalents		42,616		27,217		28,051
Ending assets: statutory deposits—restricted		4,000		4,000		5,353
Ending assets: term deposits		137,192		175,498		164,869

Ending assets		183,808		206,715		198,273
Debt securities:
Investment income	3.5%	2,793	3.4%	3,720	4.2%	8,429
Net realized gains/(losses)		550		(317)		61

Total		3,343		3,403		8,490
Ending assets		70,604		150,234		255,554
Policy loans:
Investment income	4.4%	4	4.3%	11	3.2%	22
Ending assets		116		391		981
Equity securities:
Investment income	2.4%	312	4.6%	646	1.7%	494
Net realized gains/(losses)		318		80		(571)

Total		630		726		(77)
Ending assets		10,718		17,271		39,548
Resale and repurchase agreements:
Resale agreements:
Investment income	2.6%	1,121	3.5%	253	2.2%	3
Net realized gains/(losses)		—		—		—

Total		1,121		253		3
Ending assets		14,002		279		—
Repurchase agreements:
Total		(7)		(10)		(70)
Ending assets		6,448		—		4,731
Investments in associates(4):
Investment income/(losses)	1.6%	16	—	—	—	—
Ending assets		—		—		—
Investment properties(4)(5):
Investment income	4.0%	58	—	—	—	—
Ending assets		—		—		—
Other investments(4):
Investment income	4.5%	10	—	—	—	—
Ending assets		—		—		—
Total investments:
Net investment income(5)	3.4%	9,825	3.5%	11,317	3.9%	16,685
Net realized gains/(losses)		868		(237)		(510)

(1)	Includes the investments held by CLIC through September 30, 2003.

(2)

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

(3)	Yields for 2004 and 2005 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

(4)	Investments made by CLIC pursuant to special approval of the State Council or by CLIC’s predecessor prior to the enactment of the PRC insurance law in 1995 and which CLIC was allowed to retain. These investments are not now permitted under the PRC insurance law and were retained by CLIC following the restructuring.

(5)	Investment properties are not booked as a part of investment assets, but as a part of fixed assets. Income derived from investment properties is recorded as investment income.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 33.4% of our total investment assets as of December 31, 2005, 46.8% of our total investment assets as of December 31, 2004, and 49.1% of our total investment assets as of December 31, 2003.

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

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2003	2004	2005
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	2,349	7,805	10,563
Due after one year and through five years	121,443	146,293	147,504
Due after five years and through ten years	12,400	17,503	3,502
Due after ten years	1,000	3,897	3,300

Total term deposits and structured term deposits	137,192	175,498	164,869

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2003	2004	2005
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	23,121	24,076	23,416
Agriculture Bank of China	8,927	10,833	11,278
Bank of China	20,304	19,817	19,964
China Construction Bank	5,945	3,087	2,148
Other banks	78,895	117,685	108,063

Total term deposits and structured term deposits	137,192	175,498	164,869

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 1.0% of our total investment assets as of December 31, 2005.

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

Debt securities

Debt securities consist of Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds issued by Chinese commercial banks and subordinated bonds and indebtedness, and represented 51.7% of our total investment assets as of December 31, 2005, 40.0% of our total investment assets as of December 31, 2004, and 25.3% of our total investment assets as of December 31, 2003.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds/debts comprised 51.8%, 31.8%, 11.7% and 4.7% of our total available for-sale securities as of December 31, 2005, respectively, 56.7%, 37.9%, 5.4% and nil of our total non-trading debt securities as of December 31, 2004, respectively, and 55.9%, 38.0%, 6.1% and nil of our total non-trading debt securities as of December 31, 2003, respectively, Except for a few series of our debt securities, which collectively had a carrying value of RMB 4,072 million (US$505 million) as of December 31, 2005, most of our debt securities are publicly traded on stock exchange or in the over-the-counter market in China.

The government bonds are sovereign debt of the Chinese government. The government agency bonds are bonds issued by Chinese policy banks. We invest in bonds issued by Chinese commercial banks as well as corporate bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd and Dadong Global Credit Rating Agency. Subordinated bonds and indebtedness we invest in are mainly the subordinated bonds and indebtedness issued by Chinese commercial banks.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2003				2004				2005
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available –for-sale/non-trading:
Government bonds	40,449	56.0%	39,477	55.9%	43,871	28.2%	39,612	26.3%	49,180	19.3%	49,922	18.7%
Government agency bonds	27,234	37.7%	26,817	38.0%	26,645	17.2%	26,438	17.6%	30,776	12.1%	30,662	11.5%

Corporate bonds	4,508	6.3%	4,310	6.1%	4,292	2.8%	3,741	2.5%	10,806	4.2%	11,315	4.2%

Subordinated bonds/debts	—	—	—	—	—	—	—	—	4,458	1.8%	4,526	1.7%

Total debt securities, available-for-sale/ non-trading	72,191	100.0%	70,604	100.0%	74,808	48.2%	69,791	46.4%	95,220	37.4%	96,425	36.1%
Debt securities, held to maturity:
Government bonds	—	—	—	—	52,512	33.9%	52,434	34.8%	90,067	35.4%	98,706	37.0%
Government agency bonds	—	—	—	—	4,942	3.2%	4,888	3.3%	28,609	11.2%	30,247	11.3%

Corporate bonds	—	—	—	—	2,714	1.7%	2,782	1.9%	3,257	1.3%	3,567	1.3%
Subordinated bonds/debts	—	—	—	—	19,435	12.5%	19,616	13.0%	24,364	9.6%	25,265	9.5%

Total debt securities, held to maturity	—	—	—	—	79,603	51.3%	79,720	53.0%	146,297	57.5%	157,785	59.1%

Debt securities, financial assets at fair value through income/trading
Government bonds	—	—	—	—	829	0.5%	840	0.6%	3,229	1.3%	3,229	1.2%
Government agency bonds	—	—	—	—	—	—	—	—	7,116	2.8%	7,116	2.7%
Corporate bonds	—	—	—	—	—	—	—	—	1,759	0.7%	1,759	0.7%
Subordinated bonds/debts	—	—	—	—	—	—	—	—	728	0.3%	728	0.2%

Total debt securities, financial assets at fair value through income/trading	—	—	—	—	829	0.5%	840	0.6%	12,832	5.1%	12,832	4.8%

Total debt securities	72,191	100%	70,604	100%	155,240	100%	150,351	100%	254,349	100%	267,042	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding financial assets at fair value through income/trading securities by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2003		2004		2005
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	1,652	1,642	1,145	1,147	2,715	2,737
Due after one year and through five years	12,949	13,087	51,487	51,183	50,918	53,251
Due after five years and through ten years	36,874	36,460	75,755	73,868	91,642	97,249
Due after ten years	20,716	19,415	26,024	23,313	96,242	100,973

Total debt securities	72,191	70,604	154,411	149,511	241,517	254,210

Under the CIRC’s regulations, our investments in each of corporate bonds, including short-term financing debts and convertible bonds, as well as financial bonds and subordinated bonds issued by commercial banks, at any given time may not exceed 30% of our total assets as of the end of the preceding quarter respectively. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Problem and restructured debt securities

We monitor debt securities to identify investments that management considers to be problems. We also monitor investments that have been restructured.

We define problem securities in the debt securities category as securities to which principal or interest payments are in default or are to be restructured pursuant to commenced negotiations, or as securities issued by a debtor that has subsequently entered liquidation.

We define restructured securities in the debt securities category as securities to which we have granted a concession that we would not have otherwise considered but for the financial difficulties of the obligor or issuer.

None of our debt securities is classified either a problem security or a restructured security.

Policy loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2005, the total amount of our policy loans was RMB 981 million (US$122 million), and represented 0.2% of our total investment assets as of that date.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 6.8% of our total investment assets as of December 31, 2005.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2003		2004		2005
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	5,168	48.2%	12,597	72.9%	25,114	74.9%
Closed-end	5,550	51.8%	4,674	27.1%	8,408	25.1%

Total	10,718	100%	17,271	100%	33,522	100%

We recorded an impairment charge of RMB 651 million (US$81 million)in 2005 in respect of certain open-ended investment funds we purchased in previous years at a higher price.

Stocks

In March 2005, we were approved by the CIRC to invest in publicly offered and listed equity securities that are denominated and traded in Renminbi. We may hold no more than 10% of the total public portion or 5% of the total equity, whichever is lower, in any one listed company, and may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of our shares. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2005, the total amount of our investment in common stocks was RMB 6,022 million (US$746 million), and represented 1.2% of our total investment assets as of that date. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005. We have also agreed to subscribe for such number of H shares of Bank of China Limited that may be purchased for approximately HK$1,163 million during its initial public offering at offering price.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets. We did not have securities purchased under agreements to resell as of December 31, 2005. Securities purchased under agreements to resell represented 0.1% and 5.0% of our total investment assets as of December 31, 2004 and 2003, respectively.

Information Technology

Our information technology systems provide support to many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are comprised of an actuarial system, a marketing support system, an intermediary business processing system, an e-commerce system, a core operation system, an agent management information system, a customer service system, an accounting and financial management system, a risk management system and an office automation, or OA, system. We plan to further improve our back-up systems to reduce the risk of system failures and the impacts these failures may have on our business. Our information technology systems are supported by approximately 1,600 experienced engineers, technicians and specialists, which we believe is the largest professional staff in the Chinese life insurance industry.

In 2005, we continued to consolidate the establishment and promotion of our core operating system, China Life Core Operating System, and we implemented the CBPS8 version of our business processing system at our branches of provincial level. We also initiated the development of health and accident insurance system and corporate annuity system. In addition, we devoted substantial efforts to our data concentration project. Our operation maintenance platform was further improved in order to standardize our operation maintenance system. In order to gradually build up a flexible IT infrastructure framework, we enhanced our infrastructure facilities, network and security elements. In 2005, we also expanded cooperation with international reputable IT entities and entered into an IT strategic cooperation agreement with Microsoft for the formation of strategic partnership relationship. We continued to construct the value-added data service platform to provide better support to our management decision making.

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

Establishment of the China Insurance Regulatory Commission and 2002 amendments to insurance law

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

Internal Control Assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies in order to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management.

Under these rules, the internal control assessments shall include a self-assessment by the life insurance companies as well as an independent assessment by the CIRC. Life insurance companies must submit to the CIRC an internal control assessment form and an annual internal control assessment report by March 15 each year. The CIRC will assess the internal control of life insurance companies within every three years, covering at least one third of the life insurance companies each year.

We are among the companies expected to be reviewed by the CIRC in 2006.

Statutory reinsurance. All insurance companies were required to reinsure 5% of the risks insured under insurance policies, other than life insurance products, underwritten by them. This requirement began to be phased out beginning in 2003 and was abolished entirely at the beginning of 2006. Insurance companies are required to reinsure, for any single risk, the excess of the maximum potential liability over an amount equal to 10% of the sum of paid-in capital and capital reserves.

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

Regulation of investments. The 1995 insurance law requires insurance companies to invest their funds in a sound and prudent manner with the dual objective of seeking a return and preservation of capital. It significantly restricts the investments life insurance companies are allowed to make. Insurance funds may be invested only in bank deposits, Chinese government bonds, government agency bonds issued by quasi-sovereign policy banks of the Chinese government, as well as other investment vehicles approved by the State Council, such as bonds of specified large state-owned enterprises. The 1995 insurance law specifically prohibits insurance companies from establishing any entity engaged in the securities businesses and from investing in enterprises.

Since 1999, the CIRC has implemented a gradual but deliberate regulatory expansion of insurance company investment powers.

Beginning in August 1999, insurance companies which were authorized to become members of the inter-bank market were permitted to engage in purchases and sales of Chinese government bonds and government agency bonds in that market. Beginning in October 1999, insurance companies were allowed to invest in qualified domestic securities investment funds. The amount of investment assets that may be so invested by an insurance company may not exceed a percentage of its total assets as of the end of the prior year as prescribed by the CIRC. The investment in any one fund on a cost basis may not exceed 20% of the maximum amount that may be invested in securities investment funds, and that investment may not account for more than 10% of the fund. These quantitative restrictions were relaxed in January 2003. Since then, the amounts of investment assets that may be so invested by an insurance company may not exceed 15% of its total assets as of the end of the prior month. The investment in any one fund on a cost basis may not exceed 3% of the insurance total assets as of the end of the prior month. The investment in any one closed-end fund may not account for more than 10% of the fund. Notwithstanding the foregoing, insurance companies may invest up to 100% of the assets of one of the investment accounts relating to investment-linked products, up to 80% of the assets of the investment accounts relating to universal life products and up to 15% of the investment assets relating to participating products as of the prior month in qualified domestic securities investment funds.

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

On August 17, 2005, the CIRC issued tentative rules on investments in debt securities by insurance companies to consolidate and further loosen the restrictions on the investments in debt securities by insurance companies.

Chinese Government Bonds, Government Agency Bonds and Subordinated Bonds and RMB-dominated bonds issued by International Development Institutions. Insurance companies may invest in Chinese government bonds, government agency bonds and subordinated bonds, as well as RMB-dominated bonds issued by international development institutions. There are no CIRC prescribed maximum percentage of investments by insurance companies in these bonds.

Financial Bonds and Subordinated Bonds issued by Commercial Banks. Insurance companies may invest in financial bonds and subordinated bonds issued by any qualified commercial bank in connection with either a public offering or a private placement. An insurer’s total investment in bank financial bonds and subordinated bonds on a cost basis may not exceed 30% (and 10% in any single bank) of its total assets as of the end of the prior quarter. The total investment in any single issue by a commercial bank with a rating of AA or above may not exceed 20% of the issue, and the balance of such investment may not exceed 5% of the total assets of such insurer as of previous quarter. The total investment in any single issue by a commercial bank with a rating of A or above may not exceed 10% of the issue, and the balance of such investment may not exceed 3% of the total assets of such insurer as of previous quarter.

Subordinated Indebtedness issued by Commercial Banks and Insurance Companies. Insurance companies may invest in subordinated indebtedness issued by wholly state-owned commercial banks and national joint stock commercial banks which have fixed terms of six years or less. An insurer’s total investment in bank subordinated indebtedness on a cost basis may not exceed 8% (and 5% in any single bank) of its total assets as of the end of the prior quarter. The total investment in any single issue of such bank subordinated indebtedness may not exceed 10% of the issue and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter.

Insurance companies may also invest in subordinated indebtedness issued by other insurance companies that are not controlling, controlled by or under common control with, the investing insurance companies. An insurer’s total investment in insurance company subordinated indebtedness on a cost basis may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the previous quarter. The total investment in any single issue may not exceed 20% of the issue, and the balance of such investment may not exceed 1% of its net assets as of the end of the previous quarter.

Corporate Bonds, Convertible Bonds and Shot-term Financing Bonds. Insurance companies may invest in corporate bonds issued by qualified enterprises with long-term rating of AA or above. The total amount of investments in all corporate bonds on a cost basis may not exceed 30% (and 10% in any single issuer) of an insurer’s total assets as of the previous quarter. An insurer’s total investment in any single issue may not exceed, if with irrevocable guarantees by qualified guarantors, 20% of the issue and the balance of such investment may not exceed 5% of its total assets as of the end of the previous quarter, and, if without such guarantees, 10% and 3%, respectively.

Insurance companies may also invest in convertible bonds issued by qualified listed companies and certain key state-owned enterprises, which have been approved by the PRC securities regulators. An insurer’s total investment in all such corporate bonds, including convertible bonds, on a cost basis may not exceed 30% (and 10% in any single issuer, among which 5% attributable to convertible bonds) of its total assets as of the end of the previous quarter. An insurer’s total investment in any single issue may not exceed, if with irrevocable guarantees by qualified guarantors, 20% of the issue, and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter, and, if without such guarantees, 10% and 1%, respectively.

Insurance companies may invest in short-term financial bonds issued by qualified non-financial institutions. An insurer’s total investment in all such corporate bonds, including short-term financial bonds, on a cost basis may not exceed 30% (and 10% in any single issuer, among which 3% attributable to short-term financial bonds) of its total assets as of the end of the previous quarter. An insurer’s total investment in any single issue may not exceed the lower of 10% of the issue, and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter.

The total amount of investments on a cost basis by an insurance companies in various debt securities, excluding government bonds and government agency bonds and subordinated bonds, issued or guaranteed by any single institution, may not exceed 20% of its total assets as of the end of previous quarter.

Up to 100% of the assets of one of the investment accounts relating to investment-linked products and up to 80% of the assets of the investment accounts relating to universal life products may be invested in approved financial bonds and subordinated bonds issued by commercial banks and corporate bonds.

Beginning in August 2004, a qualified life insurance company may invest abroad its foreign currency denominated insurance funds in the following categories and in the following manner: deposits at foreign branches of Chinese commercial banks or foreign banks that have a long term credit rating of A or higher from an internationally accredited credit rating agency, provided that the deposit at one single bank, excluding the balance of any foreign currency settlement account, does not exceed 30% of the annual quota set by the state foreign exchange regulator; debt securities issued by foreign governments, international financial institutions or foreign corporations that have a rating of A or higher from an internationally accredited credit rating agency; debt securities issued overseas by the Chinese government or enterprises with a rating of BBB or higher; money market products including bank notes and negotiable instruments with a rating of AAA or equivalent; and other investment vehicles prescribed by the CIRC. The total amount of such overseas investments may not exceed the annual quota approved by the state foreign exchange regulator, and may not exceed 80% of the balance of the total foreign currency funds as of the end of the prior year, or the combined amount of such year-end balance and any increase to the annual quote that is separately approved by the state foreign exchange regulator. Up to 30% of the total approved quota may be allocated for investment in debt securities with a rating of A, and up to 70% for debt securities with a rating of below AA, both at a cost basis. This limitation does not apply to debt securities issued overseas by the Chinese government and enterprises. Total investments in debt securities issued by any single corporation or enterprise may not exceed on a cost basis 10% of the total approved quota. The overseas investment of the foreign currency funds may be managed by an insurance company itself or through a qualified professional management company. In any event an insurance company shall appoint a commercial bank located in China as custodian with respect to its foreign currency funds, and the custodian bank may select an overseas agent who satisfies the conditions set forth in the custody agreement. In June 2005, the CIRC further broadened the permitted overseas investments to include shares of Chinese companies listed on the stock exchanges in New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. The total amount of overseas investments in shares of Chinese companies may not exceed 10% of an insurance company’s total approved quota, and the investments in a single Chinese company by an insurance company may not exceed 5% of the its total shares issued and outstanding. In January 2005, we submitted an application to allow us to make such overseas investments, which is pending the approval of the competent authorities.

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

Notwithstanding the foregoing, up to 100% of the assets of an investment account relating to investment-linked products, up to 80% of the assets of an investment account relating to universal life products, and up to 5% of the maximum amount of the total assets that may be invested in the stock market as of the end of the prior year, excluding assets relating to Investment-linked and universal life products, all at cost basis, may be accounted for stock market investments.

In addition, the total investment in listed companies with fewer than 100 million public shares may not exceed 20% of the maximum amount that may be invested in the stock market, including such amount relating to investment-linked and universal life products. Investment in the public shares of any one listed company may not exceed 5% of the maximum amount that may be invested in stock market on a cost basis, including such amount relating to participating and universal life products, and may not exceed 10% of the total public portion or 5% of the total equity, whichever is lower, of the listed company. The calculation of the above percentages shall take into consideration the number of common shares as a result of the conversion of the convertible bonds.

An insurer is prohibited from investing in any problematic securities that have been identified by the CIRC and is prohibited from engaging in insider trading and other manipulative and illegal activities. Life insurance companies must strictly follow a set of risk control measures prescribed by the CIRC in making such stock market investment.

Beginning in March, 2006, insurance companies were allowed to invest, indirectly, in infrastructure projects. Insurance funds must be entrusted to trustee companies and invested in accordance with the instructions of the insurance companies and by and in the names of the trustee companies. A life insurance company may invest in infrastructure projects, on cost basis, up to 5% of its total assets as of the previous quarter. The amount of the investment, on a cost basis, by a life insurance company in each infrastructure project may not exceed 20% of the total budget of such project. We were recently approved by the CIRC to invest in infrastructure projects.

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

The report is required to be submitted on or prior to April 30 of each year, based on audited financial information for the prior year. For the financial year of 2005, among the twelve financial ratios, eleven financial ratios were within their usual ranges and our surrender ratio was slightly outside of the usual range provided by the CIRC. Our solvency level as of December 31, 2005 was approximately 2.73 times the minimum regulatory requirement.

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

Compliance with regulatory requirements. Our management confirms that, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected” and “—Licensing requirements” above, we have complied in all material respects with all applicable regulatory requirements set out above.

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

Management of Pension Funds. According to the trial measures on management of enterprise pension funds, subject to relevant regulatory approvals, insurance companies can become the trustee of, and insurance asset management companies can become the investment managers for, enterprise pension funds.

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

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of the SAIC. We believe this situation is shared by all major life insurance companies in China. Approximately 79% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, to be effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies.

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

ORGANIZATION STRUCTURE

(1)	to be established under a promoters agreement among China Life, CLIC and China Life Insurance Asset Management Company Limited
(2)	to be established under a share subscription agreement between China Life and CLIC

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Insurance Asset Management Company Limited	The People’s Republic of China	60%

China Life Asset Management (Hong Kong) Corporation Limited	Hong Kong	60% (indirectly through affiliate)

China Life Pension Company Limited(1)	The People’s Republic of China	67% (directly and indirectly through affiliate)

Property and Casualty Insurance Joint Stock Company(2)	The People’s Republic of China	40%

(1)	to be established under a promoters agreement among China Life, CLIC and China Life Insurance Asset Management Company Limited
(2)	to be established under a share subscription agreement between China Life and CLIC

PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2005, we owned and leased 4,018 and 3,238 properties respectively, and had 106 properties under construction. 18 properties owned by us are leased to independent third parties. The remaining properties are mainly occupied by us as office premises.

Under a property leasing agreement entered into between CLIC and us, CLIC agreed to lease to us over 900 properties owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties. CLIC does not have the legal title to certain number of these CLIC owned properties and is in the process of completing the legal procedures in order to obtain the legal title to these CLIC owned properties. CLIC has undertaken to us 1) to have the building ownership certificates in respect of these properties registered under its name as soon as possible; 2) to be responsible for all costs, expenses and claims incurred and 3) to indemnify us against all losses, claims, charges arising from our occupation of these properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes the restructuring is treated as having occurred on September 30, 2003. As of June 30, 2003, we assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our consolidated balance sheet data and income statement data as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

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

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 70 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2005. We also offer accident and short-term health insurance policies to individuals and groups.

We report our financial results according to the following three principal business segments:

•	Individual life insurance, which offers participating and non-participating life insurance and annuities to individuals. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Our individual life insurance business comprises long-term products, including long-term health and accident insurance products, meaning products having a term of more than one year at the date of their issuance.

•	Group life insurance, which offers participating and non-participating life insurance and annuities products to companies and institutions. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Our group life insurance business comprises long-term products.

•	Accident and health insurance, which offers short-term accident insurance and health insurance to individuals and groups. Our accident and health insurance businesses comprises short-term products, meaning products having a term of one year or less at the date of their execution.

In addition, an asset management joint venture established by us and CLIC, manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Key Information on the Company—Business Overview—Asset Management Business”. We own 60% of the joint venture, with CLIC owning the remaining 40%. We will form a property and casualty joint venture with CLIC and a professional pension insurance company with CLIC and the asset management joint venture. We have entered into a share subscription agreement in respect of the property and casualty company and a promoters agreement in respect of the pension insurance company. See “Item 7. Major Shareholders and Related Party Transaction—Related Party Transactions” for details of these two agreements.

Financial Overview of our Business

The historical financial statements included beginning on page F-1 of this annual report represent the consolidated results of CLIC and its subsidiaries (including both the transferred policies and the non-transferred policies) through September 30, 2003, the date on which the restructuring is deemed to have occurred for accounting purposes.

We had total gross written premiums and policy fees of RMB 81,022 million (US$10,040 million) and net profit attributed to our shareholders of RMB 9,306 million (US$1,153 million) for the year ended December 31, 2005. Our principal business segments had the following results:

•	Individual life insurance had total gross written premiums and policy fees of RMB 68,888 million (US$8,536 million) in 2005, principally reflecting an increase in sales of endowment products and whole life products. These were offset in part by a reduction in policy fees, as a result of the adjustment of our product selling strategy to concentrate more on risk-type products and regular premium products.

•	Group life insurance had total gross written premiums and policy fees of RMB 1,267 million (US$157 million) in 2005, principally reflecting an increase in sales of investment-type products, which led to a growth in policy fees, and an increase in sales of whole life insurance products.

•	Accident and health insurance had total gross written premiums of RMB 10,867 million (US$1,347 million) ended in 2005, principally reflecting our increase sales efforts for short-term products, as well as an increase in sales of our long-term products with short-term accident and health riders.

Our business and the business of CLIC, our predecessor, has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results, which present the historical results of our predecessor for the nine months ended September 30, 2003, the date on which the restructuring is treated as having occurred for accounting purposes, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies and the new policies issued on or after our establishment, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates. As of December 31, 2005, the average guaranteed rate of return of our products was 2.23%.

Our predecessor did not prepare financial information in accordance with international accounting standards, as applicable in Hong Kong, or H.K. GAAP, or recently adopted HKFRS, prior to the financial year ended December 31, 2000. Accordingly, we first prepared financial information in accordance with H.K. GAAP as of January 1, 2000. As of this date, all assets and liabilities were measured in accordance with the requirements of H.K. GAAP, except that, as explained in Note 2.5 to the consolidated financial statements included in this annual report, certain property on hand as of that date was stated on the basis of a valuation performed as of January 1, 2000.

H.K. GAAP did not have specific guidance on the accounting treatment of long-term traditional insurance contracts, long-term investment type insurance contracts and investment contracts with discretionary participation features. Accordingly, we adopted U.S. GAAP in this regard in the preparation of the financial information prior to December 31, 2005. Starting with the financial year ending December 31, 2005, H.K. GAAP was revised to include certain revisions adopted by the International Accounting Standards Board. The revised standards, called HKFRS, include a first phase of financial reporting standard for insurance contracts, HKFRS 4. All financial information included in this annual report has been restated as necessary to comply fully with the new/revised HKFRS. Note that HKFRS permits the continued use of existing accounting policies for all contracts deemed to be insurance contracts and investment contracts with discretionary participation feature under HKFRS.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 75.3% of total revenues in 2005.

•	policy fees for long-term investment–type insurance contracts and investment contracts (collectively, investment-type contracts). Policy fees accounted for 6.2% of total revenues in 2005.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 16.7% of total revenues in 2005.

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

Our operating expenses primarily include:

•	insurance benefits provided to our policyholders, accident and health claims and claim adjustment expenses;

•	increases in long-term traditional insurance contract liabilities;

•	amortization of deferred policy acquisition costs;

•	underwriting and policy acquisition costs;

•	policyholder dividends and participation in profits;

•	interests credited to long-term investment-type insurance contracts and investment contracts;

•	increases in deferred income; and

•	administrative and other expenses.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. Due to China’s recent fast growing economy, the Chinese government may take certain measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If the interest rates were to be further increased, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates. We believe that the increase in interest rates offered by alternative products had an impact in our lapse rates in 2005. See “— Financial Overview of Our Business”. As of December 31, 2005, the average guaranteed rate of return of our products was 2.23%.

Interest rates also affect our returns on investment assets, a large proportion of which is held in negotiated bank deposits and debt securities. In a declining interest rate environment, interest rate changes expose us to reinvestment risks. In a rising interest rate environment, higher rates may yield greater interest income but also may generate unrealized capital losses for debt securities designated as trading, causing us to incur realized capital losses for securities we reinvest or requiring us to take an impairment if the market value of debt securities declines for an extended period.

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

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets and repurchase exchange markets. Since 2004, we have been allowed to invest in convertible bonds, certain subordinated indebtedness and bonds, shares listed on China’s stock markets, which are denominated and traded in Renminbi and infrastructure projects, and are now in the application process for overseas investments in qualified term deposits, fixed maturity securities and shares of Chinese companies listed on specified stock exchanges. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes such as mortgage-backed securities and infrastructure project financings. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

The limitations on the types of investments we are permitted to make affect the investment returns we are able to generate and subject us to various risks that we would not, or to a lesser extent, be subject to if we were able to invest in a wider array of investments. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, such as the permission of overseas investments in qualified term deposits, debt securities and shares of Chinese companies listed on specified stock exchanges, as well as investments in domestic infrastructure projects, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2003, 2004 and 2005.

	For the year ended December 31,
	2003	2004	2005
	(RMB in millions)
Debt securities	(7)	(320)	(92)
Equity securities	—	—	(651)

Total	(7)	(320)	(743)

Impairments relating to the bonds entrusted with Min Fa Security Company Limited that encountered financial difficulties in 2004, resulted in an impairment change of RMB 92 million and RMB 320 million for 2005 and 2004, respectively. See Note 20 (i) of the notes to the financial statements included elsewhere in this annual report. Impairments in 2005 relating to certain open-ended investment funds we purchased in previous years at a higher price, resulted in an impairment charge of RMB 651 million (US$81 million). See Note 20(ii) of the notes to the financial statements included elsewhere in this annual report.

Available-for-sale/non-trading securities were comprised of the following asset classes as of December 31, 2003, 2004 and 2005.

	As of December 31,
	2003		2004		2005
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	40,449	39,477	43,871	39,612	49,180	49,922
Government agency bonds	27,234	26,817	26,645	26,438	30,776	30,662
Corporate bonds	4,508	4,310	4,292	3,741	10,806	11,315
Subordinated bonds/debts	—	—	—	—	4,458	4,526

Subtotal	72,191	70,604	74,808	69,791	95,220	96,425

Equity securities
Funds	5,422	5,550	13,243	12,597	24,845	25,114
Common stocks,	—	—	—	—	1,009	1,147

Subtotal	5,422	5,550	13,243	12,597	25,854	26,261

Total	77,613	76,154	88,051	82,388	121,074	122,686

We had gross net fair value gains on assets at fair value through income of RMB 2,674 million and gross net fair value losses on assets at fair value through income of RMB 1,062 million (US$132 million) as of December 31, 2005. We had gross unrealized gains of RMB 365 million and RMB 608 million and gross unrealized losses of RMB 6,028 million and RMB 2,067 million as of December 31, 2004 and 2003. The total unrealized losses as of December 31, 2005, 2004 and 2003 were 0.9%, 7.3% and 2.7% of total available-for-sale/non-trading securities. These unrealized losses as of December 31, 2005, 2004 and 2003 related primarily to mark to market adjustments to government and government agency bonds. Mark to market adjustments to securities investment funds also contributed substantially to the unrealized losses as of December 31, 2004 due to a deep fall in securities market in 2004. The Shanghai Stock Exchange Index, a major stock exchange index in China, dropped to 1,266 points on December 31, 2004 from 1,497 points on December 31, 2003. The index was 1,161 points on December 31, 2005, a further decrease from 2004. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of securities has continuously been in an unrealized loss position as of December 31, 2005, 2004 and 2003.

As of December 31, 2005	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(647)	(1)	(261)	(909)
Carrying amounts	29,235	17	9,520	38,772
Unrealized losses as a percentage of carrying amounts	2.21%	5.88%	2.74%	2.34%

Equity securities
Unrealized losses	(58)	(95)	—	(153)
Carrying amounts	3,267	1,696	—	4,963
Unrealized losses as a percentage of carrying amounts	1.78%	5.60%	—	3.08%

Total
Total unrealized losses	(705)	(96)	(261)	(1,062)
Total carrying amounts	32,502	1,713	9,520	43,735
Unrealized losses as a percentage of carrying amounts	2.17%	5.60%	2.74%	2.43%

As of December 31, 2004	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(858)	(542)	(3,960)	(5,360)
Carrying amounts	21,017	9,783	26,173	56,973
Unrealized losses as a percentage of carrying amounts	4.08%	5.54%	15.13%	9.41%

Equity securities
Unrealized losses	(291)	(377)	—	(668)
Carrying amounts	7,802	2,726	—	10,528
Unrealized losses as a percentage of carrying amounts	3.73%	13.83%		6.34%

Total
Total unrealized losses	(1,149)	(919)	(3,960)	(6,028)
Total carrying amounts	28,819	12,509	26,173	67,501
Unrealized losses as a percentage of carrying amounts	3.99%	7.35%	15.13%	8.93%

As of December 31, 2003	0-6 months	7-12 months	12-24 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(1,935)	(125)	—	(2,060)
Carrying amounts	48,116	2,297	—	50,413
Unrealized losses as a percentage of carrying amounts	4.02%	5.44%	—	4.08%

Equity securities
Unrealized losses	(5)	(2)	—	(7)
Carrying amounts	895	421	—	1,316
Unrealized losses as a percentage of carrying amounts	0.56%	0.48%	—	0.53%

Total
Total unrealized losses	(1,940)	(127)	—	(2,067)
Total carrying amounts	49,011	2,718	—	51,729
Unrealized losses as a percentage of carrying amounts	3.96%	4.67%	—	4.00%

In determining whether a decline in value of an available-for-sale/non-trading or held-to-maturity security is other-than-temporary and an impairment charge should be recorded in the income statement, our management considers a range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the securities and in assessing the prospects for near term recovery. Inherent in the evaluation are assumptions and estimates about the operations of the issuer and its future earnings potential. The actual results may differ from the assumptions and estimates. We principally consider the following factors in making an evaluation about impairment:

•	the length of time and the extent to which the market value has been below amortized cost;

•	the potential for impairments of securities when the issuer is experiencing significant financial difficulties; and

•	considerations specific to an industry sector.

Should we conclude that an unrealized loss is other-than-temporary, the loss is recorded in the income statement but there is no impact on total shareholders’ equity as the securities are accounted for at estimated fair value, with unrealized losses included in reserves until they are realized or determined to be other-than-temporary. See “—Critical Accounting Policies”.

As of December 31, 2005, our total investment assets were RMB 494,356 million (US$61,257 million) and the investment yield for the year ended December 31, 2005 was 3.86%. The investment yield primarily reflected increased proportion of our investments in debt securities and decreased proportion of our investments in term deposits among our investment assets, favorable capital market conditions in 2005 compared to 2004, as well as disciplined application of our investment policies and expanded investment channels for insurance companies. As of December 31, 2004, our total investment assets were RMB 374,890 million and the investment yield for the year ended December 31, 2004 was 3.5%. The investment yield for this period primarily reflected an increase in interest income from floating rate negotiated deposits and higher yields from newly purchased bonds and subordinated bonds, as a resulted of an increase in benchmark deposit rate by Chinese central bank in 2004. As of December 31, 2003, our total investment assets were RMB 279,248 million and the investment yield for the year ended December 31, 2003 was 3.4%. The investment yield for this period (which includes the investment yield for investments held by CLIC through September 30, 2003) primarily reflected a relatively higher level of investments in lower-yielding resale agreements and bank deposits due to limited market capacity.

For 2004 and 2005, we calculated the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of that year and the previous year. Yields for 2003 were calculated as the weighted average (weighted according to the amount of investment income for the relevant periods) of the yields for the first three quarters of CLIC (without giving effect to the restructuring) and the fourth quarter China Life of 2003. The yields for such periods were calculated by dividing the investment income of CLIC or China Life for the relevant nine or three-month period by the average of the ending balances for that nine or three-month period and the previous nine or three-month period.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2003, 2004 and 2005 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2003	2004	2005	2005	(2003-2005)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	16,292	19,812	23,494	2,911	20.09%

Endowment:
Gross written premiums	16,998	26,511	35,480	4,396	44.48%
Deposits	75,619	65,569	60,310	7,473	(10.69)%

Annuities:
Gross written premiums	3,618	3,790	4,231	524	8.14%
Deposits	1,700	1,412	2,173	269	13.06%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	255	344	698	86	65.45%
Deposits	—	98	101	13	—

Annuities:
Gross written premiums	—	—	169	21	—
Deposits	10,117	21,105	21,528	2,668	45.87%

Endowment:
Premiums	—	—	—	—	—
Deposits	—	553	1,834	227	—

Accident and health insurance business(2)
Accident gross written insurance premiums	4,880	4,977	5,135	636	2.58%
Health gross written insurance premiums	5,325	5,629	5,732	710	3.75%

(1)	including long-term health and accident products

(2)	including short-term health and accident products only

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

Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and because participating products are subject to guaranteed rates which are lower than those of non-participating products. In addition, changes in interest rates have less of an impact on their surrender rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. Pursuant to guidelines issued by the CIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable investment earnings and mortality gains on participating products. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

Products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated income statement as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended December 31, 2005, total deposits were RMB 85,946 million (US$10,650 million), a decrease of 3.1% from RMB 88,737 million in 2004. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of 2003, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the years ended December 31, 2005, 2004 and 2003, 9.3%, 13.8% and 34% of our total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums in 2005 and 2004. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC’s regulations, prior to 2003, life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, as statutory reinsurer. The statutory reinsurance requirement is now being phased out. At the beginning of 2003, the percentage of accident and health insurance risks that our predecessor had to reinsure decreased by 5%, from 20% to 15%, and it was scheduled to decrease by a further 5% per year until it was phased out completely at the beginning of 2006. We are also party to various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business. As of December 31, 2005, substantially all of our ceded premiums had been ceded to China Reinsurance (Group) Company and China Life Re.

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

Critical Accounting Policies

The preparation of financial statements in conformity with HKFRS requires us to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.

Reserves for Long-term Traditional Insurance Contracts, Long-term Investment Type Insurance Contracts and Investment Contracts with and without Discretionary Participation Feature

Long-term Traditional Insurance Contracts. Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life or morbidity contingency risk. Premiums are recognized as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Hence, for single premium and limited pay contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognized in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities. Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment return including, where appropriate, a provision for adverse deviation and a deferred profit liability for the deferred percent-of- premium profit margin, as described in Note 2.9 to the consolidated financial statements included elsewhere in this annual report. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test, as described in Note 2.8.1.c to the consolidated financial statements included elsewhere in the annual report.

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by us. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns and administration and claim settlement expenses are made at inception of the contract. These assumptions are described below. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered, or “unlocked”, first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognized. However, a significant deterioration in experience can lead to an immediate increase in the liabilities.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	Interest rates assumptions are based upon estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we revised the discount rates for policies issued in 2005, 2004 and 2003, respectively, such that they increase annually from 4.00%, 3.7% and 3.65% for the year of issuance to 5.20% for the year of 2013 and the years thereafter, 5.17% for the year 2013 and the years thereafter and 5.0% for the year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. Actual investment yields in the years ended December 31, 2003, 2004 and 2005 were 3.4%, 3.5% and 3.9%, respectively. The interest rates we assume for future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

•

Our assumptions for mortality and morbidity rates vary by age of the insured, and lapse rates vary by contract type. They are based on expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. We review our assumptions for mortality, morbidity and lapse rates periodically, and adjust the assumption rates, where appropriate, for the policies to be issued in the subsequent year. The lapse rates of certain types of policies were higher in 2005 than in 2004, which we believe was primarily due to an increase in alternative investment channels available to policyholders offering a more competitive yield, surrenders of relatively larger policies by certain state-owned companies following their restructuring, which resulted in changes of insurance planning strategies of these state-owned enterprises, the continued impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals, as well as the commencement of preferential income tax treatments for enterprise annuity plans in certain provinces in the second half of 2005. The lapse rates of certain types of our policies were higher in 2004 than in 2003, which we believe was primarily due to the prohibition of government agencies from purchasing certain types of commercial insurance polices for individuals, increased competition, as well as the increase in interest rates available from banks and other intermediaries in 2004. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. The CIRC recently issued new series of life tables, as well as relevant rules on the application of these new tables, effective as of January 1, 2006, which require all life insurance companies in China to use these new tables for the calculation of minimum statutory reserves under the PRC GAAP. In addition, commencing from January 1, 2006, Chinese life insurance companies are no longer required to use designated life tables for product pricing.

•	Our assumptions for policy administration expenses are based on an analysis of actual experience and are expressed as unit costs plus, where applicable, a margin for adverse deviation. We have estimated the percentage of premiums costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto, 1.75% of premiums for 2003, 1.65-2.55% of premiums for individual life products, and 1.65% of premiums for group life products, for 2004, and 1.50-1.80% of premiums for individual life products, and 1.30% of premiums for group life products, for 2005, in each case plus a fixed per-policy expense.

•	Contracts in loss recognition use best-estimate assumptions of investment returns, mortality, lapse and policy administration expenses, without provision for adverse deviation. Mortality, morbidity, lapse and policy administration costs assumptions are the same as for policies issued since June 1999, except that there is no provision for adverse deviation so as not to create future profits. A level 3.8% interest rate comprises the best estimate of future investment returns on this business. All contracts in loss recognition were retained by CLIC pursuant to the restructuring.

Long-term Investment Type Insurance Contracts and Investment Contracts with Discretionary Participation Feature. Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS4.

HKFRS4 permits the existing accounting policies to be applied to all contracts deemed to be insurance contracts and investment contracts with discretionary participation features under HKFRS4. As a result, these long-term investment type insurance contracts and investment contracts with discretionary participation feature continue to be accounted for as follows: revenue from these contracts consists of various charges, including policy fees, handling fees, management fees and surrender charges, made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits. To the extent unrealized gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

The liability for long-term investment type insurance contracts and investment contracts with discretionary participation features are equal to the policy account value. The account value consists of an accumulation of gross premium payments less policy loadings for expenses, mortality and profit plus credited interest less withdrawals and other exits.

For participating business (long-term traditional insurance contracts, long term investment type insurance contracts and investment contracts with discretionary participation features), we determine annually the amount of distributable surplus that must ultimately be paid to the participating policyholders in the form of policyholder dividends. Distributable surplus includes the life policyholders’ share of net investment income, unrealized appreciation of certain investments and mortality gains associated with the participating business. This share is specified by the insurance contract or by local insurance regulations. Each year, management determines how much of the total distributable surplus is to be paid in the form of policyholder dividends during the following fiscal year.

Investment contracts without discretionary feature. Investment contracts without discretionary participation feature are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without discretionary participation feature represents the accumulation of premium received less charges.

Revenue from these contracts consists of various charges, including policy fees, handling fees, management fees and surrender charges, made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

Deferred Income. Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts with discretionary participation feature. Both deferred income amounts will be released to income statement over the remaining lifetime of the business. These amounts were previously included in the liability for future life policyholder benefits.

Valuation of Investments

Debt securities that we have the ability and intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the near term are classified as trading. Debt securities and equity securities other than those classified as held-to-maturity or trading are classified as available-for-sale securities/non-trading securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment and if the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to income statement. The following are the policies used:

Financial assets at fair value through income/trading securities. Financial assets at fair value through income/trading securities are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of trading securities are recognized in the income statement. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the income statement as they arise.

Held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at cost plus any discount or less any premium amortized to date. The discount or premium is amortized over the period to maturity and included as interest income or expense in the income statement.

Available-for-sale/securities/non-trading securities. Investments which are either designated in this category or not classified in either of the other categories are stated in the balance sheet at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve in equity until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gains or losses representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus or deficit transferred from the investment revaluation reserve, is reflected in the income statement.

Financial assets other than those accounted as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, we consider several factors including, but not limited to the following: (a) the extent and duration of the decline; (b) the financial condition, and near-term prospects, of the issuer; and (c) our ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realized value, and the charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement.

The fair value of our debt securities and equity securities is determined as follows:

Debt securities. The fair values of debt securities are generally based on current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

Equity securities. The fair values of equity securities are based on current bid prices.

Term deposits (excluding structured deposits) and securities purchased or sold under agreements to resell or repurchase. The carrying values of term deposits (excluding structured deposits) and securities purchased or sold under agreements to resell or repurchase are the carrying amounts of these assets in the balance sheet.

Structured deposits. As the market for structured deposits is not active, we established fair value by using discounted cash flow analysis and option pricing models as the valuation technique. We use the U.S. dollar swap rate, the benchmark rate, to determine the fair value of financial instrument. Due to the complexity of the structured deposits, significant judgment and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

Valuation of Fixed Assets

In general, property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. However, some property, plant and equipment on hand as of January 1, 1997 was acquired by our predecessor as a result of the prior restructuring in 1996 of People’s Insurance Company of China, a state-owned enterprise. Our predecessor is unable to obtain historical cost information for assets which were transferred to it in that restructuring. As a result, this property, plant and equipment has been stated at deemed cost based on a valuation performed as of January 1, 2000, rather than at historical cost less depreciation, which is the method required by U.S. GAAP. We have not been able to quantify the effect of the difference in accounting treatment because we do not have available to us sufficiently detailed historical cost records relating to these assets. The fair market value recorded in the opening balance sheet as of January 1, 2000 has been carried forward as the deemed acquisition cost relating to these assets, for purposes of HKFRS and U.S. GAAP.

Deferred Policy Acquisition Costs

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test.

Deferred policy acquisition costs for long-term investment type insurance contracts and investment contracts with discretionary participation feature are amortized over the expected life of the contracts as a constant rate of the present value of estimated gross profits expected to be realized over the life of the contract. To the extent unrealized gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

Revenue Recognition

Premium and policy fees Premiums from long-term traditional life insurance contracts are recognized as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognized when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, policy loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive a dividend payment is established.

Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No.154 “Accounting Changes and Error Corrections”. SFAS No.154 replaces APB Opinion No.20, Accounting Changes, and FASB Statement No.3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are required to adopt SFAS No.154 in the fiscal year beginning January 1, 2006. We believe that the effects of adoption SFAS No.154 will not have material impact on our financial statements.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We will adopt SOP 05-1 on January 1, 2007. We are currently assessing the impact of SOP 05-1 on our consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No.115-1/124-1, “The Meaning of Other-Than-Temporary impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 and references existing other-than-temporary impairment guidance including SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective on January 1, 2006 and is not expected to have a material impact on our financial statements.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 1.8%, 3.9% and 1.2% in 2005, 2004 and 2003, respectively.

Foreign Currency Fluctuation Impact

See “Item 3. Key Information—Risk Factors—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Recent Developments

Class Action Litigations

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of China Life and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with the Company’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of China Life’s parent, CLIC. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We are continuing to fully cooperate with the SEC’s inquiry.

OPERATING RESULTS

As discussed elsewhere in this annual report, the restructuring of our predecessor CLIC was legally effective under PRC law and the restructuring on June 30, 2003; for accounting purposes, however, the restructuring is deemed to have occurred as of September 30, 2003. Accordingly, our historical consolidated income statement data for 2003 includes data for our predecessor through September 30, 2003 and data for China Life from October 1, 2003 through December 31, 2003. As described more fully below, the year-on-year changes for many of the line items discussed below reflect the effect of the restructuring. For example, net premiums earned and policy fees for 2004 and for the time period from October 1, 2003 through December 31, 2003 does not include any net premiums and policy fees attributable to the non-transferred policies which were retained by CLIC. Likewise, the investment assets retained by CLIC are not included in our balance sheet as of December 31, 2003 and the income from such retained investment assets attributable to the period from October 1, 2003 through December 31, 2003 and for 2004, both realized and unrealized, is not included in our income statement. The impact of the restructuring on accident and health insurance business is less significant than that on individual and group businesses, since a greater portion of accident and health policies are comprised of transferred policies.

Certain of our accounting policies changed following our adoption of HKFRS which were effective for accounting periods commencing on or after January 1, 2005. Other than reclassification in certain investment and insurance accounts, the adoption of HKFRS had no material impact on our shareholders’ equity and net profits for the years ended December 31, 2004 and 2005. The restatement, however, has resulted in changes to shareholders’ equity for the years of 2001 and 2002, and the net losses for the years of 2001, 2002, and 2003. See Note 2 to our audited financial statements included elsewhere in this annual report for more information.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB 15,030 million, or 23.1%, to RMB 80,038 million in 2005 from RMB 65,008 million in 2004. This increase was primarily due to increases in net premiums earned from the individual life insurance business, group life insurance business and accident and health insurance business, as well as increases in policy fees from the individual and group life insurance businesses. Net premiums earned from participating products of long-term traditional insurance contracts were RMB 31,016 million in 2005, an increase of RMB 8,653 million, or 38.7%, from RMB 22,363 million in 2004. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for endowment products. Of total net premiums earned in 2005, RMB 1,896 million was attributable to single premium products and RMB 62,027 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2004, RMB 2,780 million was attributable to single premium products and RMB 47,670 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB 13,847 million, or 25.2%, to RMB 68,749 million in 2005 from RMB 54,902 million in 2004. This increase was primarily due to increase in renewal payments for regular premium products and an increase in policy fees.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB 515 million, or 69.4%, to RMB 1,257 million in 2005 from RMB 742 million in 2004. This increase was primarily due to increases in sales of whole-life insurance products.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB 668 million, or 7.1%, to RMB 10,032 million in 2005 from RMB 9,364 million in 2004. Gross written premiums from the accident insurance business increased by RMB 158 million, or 3.2%, to RMB 5,135 million in 2005 from RMB 4,977 million in 2004 and gross written premiums from the health insurance business increased by RMB 103 million, or 1.8%, to RMB 5,732 million in 2005 from RMB 5,629 million in 2004. These increases were primarily due to our increased sales efforts for accident insurance business, offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

Net Investment Income

Net investment income increased by RMB 5,368 million, or 47.4%, to RMB 16,685 million in 2005 from RMB 11,317 million in 2004. This increase was primarily due to an overall growth in investment assets during 2005 and an increase in investment yield.

As of December 31, 2005, total investment assets were RMB 494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. As of December 31, 2004, total investment assets were RMB 374,890 million and the investment yield for the year ended December 31, 2004 was 3.46%. This increase was primarily due to increased proportion of our investments in debt securities and decreased proportion of our investments in term deposits among our investment assets, favorable capital market conditions in 2005 compared to 2004, as well as disciplined application of our investment policies and expanded investment channels for insurance companies. Our investment income is affected by many factors, including the volatility of the PRC securities markets. A decline in the PRC securities markets in the future could have a material adverse impact on our net investment income, and accordingly our net profit.

Net Realized Gains/(Losses) on Financial Assets / Net Realized Gains/(Losses) on Investments

Net realized losses on financial assets/net realized losses on investments increased by RMB 273 million, or 115.2% to RMB 510 million in 2005 from RMB 237 million in 2004. This results in 2005 reflected net realized gains of RMB 61 million on debt securities and net realized losses of RMB 571 million on equity securities, which was primarily due to the impairment of certain open-ended investment funds that were purchased at comparatively higher prices in previous years. In 2004, net realized losses was RMB 317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains was RMB 80 million on securities investment funds.

Net Fair Value Gains/(losses) on Assets at Fair Value Through Income / Net Unrealized Gains/(Losses) on Trading Securities

We reflect net fair value gains on assets at fair value through income in current year income. Our net fair value gains on assets at fair value through income was RMB 260 million in 2005, compared to net unrealized losses on trading securities of RMB 1,061 million in 2004. The results in 2005 reflected net fair value gains on assets at fair value through income of RMB 88 million on debt securities, resulting from favorable conditions in debt securities markets in 2005, and net fair value gains on assets at fair value through income of RMB 172 million on equity securities, resulting from disciplined application of investment techniques and timing of our equity investments in 2005. The results in 2004 reflected net unrealized gains on trading securities of RMB 11 million on debt securities and net unrealized losses on trading securities of RMB 1,072 million on equity securities, due to a deep fall in the securities market in 2004.

Other Income

Other income decreased by RMB 40 million, or 2.2%, to RMB 1,739 million from RMB 1,779 million in 2004. This was primarily due to a decrease in policy management fees collected from CLIC.

Deposits and Policy Fees

Deposits are gross additions to investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits decreased by RMB 2,791 million, or 3.1%, to RMB 85,946 million in 2005 from RMB 88,737 million in 2004. This decrease was primarily due to decrease in sales of products of long-term investment-type insurance contracts in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business. Policy fees increased by RMB 889 million, or 17.1%, to RMB 6,083 million in 2005 from RMB 5,194 million in 2004. This increase was primarily due to an increase in the proportion of investment type products with higher policy fee charges. Total deposits from participating products decreased by RMB 5,452 million, or 6.7%, to RMB 75,964 million in 2005 from RMB 81,416 million in 2004. Total policy fees from participating products increased by RMB 625 million, or 17.1%, to RMB 4,276 million in 2005 from RMB 3,651 million in 2004.

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB 4,498 million, or 6.7%, to RMB 62,483 million in 2005 from RMB 66,981 million in 2004. This decrease was primarily due to decreased sales of investment-type contracts, as a result of the adjustment of our products to focus more on short-term insurance contracts and long-term traditional insurance contracts (collectively, risk-type insurance contracts). Policy fees from the individual life insurance business increased by RMB 887 million, or 18.5%, to RMB 5,683 million in 2005 from RMB 4,796 million in 2004. These increases were primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB 1,707 million, or 7.8%, to RMB 23,463 million in 2005 from RMB 21,756 million in 2004. Policy fees from the group life insurance business increased by RMB 2 million, or 0.5%, to RMB 400 million in 2005 from RMB 398 million in 2004. These increases were primarily due to an increase of sales of participating annuity products, offset in part by the increased competition, resulting in a decrease in our policy fee charges for group life insurance products.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 11,730 million, or 27.7%, to RMB 54,029 million in 2005 from RMB 42,299 million in 2004. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB 1,495 million, or 21.9%, to RMB 8,311 million in 2005 from RMB 6,816 million in 2004. This increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.3% in 2005 and 2004. Interests credited to long-term investment-type insurance contracts increased by RMB 1,190 million, or 32.1%, to RMB 4,894 million in 2005 from RMB 3,704 million in 2004. This increased was primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 6,939 million, or 38.4%, to RMB million 25,006 in 2005 from RMB 18,067 million in 2004. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 1,393 million, or 52.4%, to RMB 4,053 million in 2005 from RMB 2,660 million in 2004, the increase in liability of long-term traditional insurance contracts increased by RMB 4,474 million, or 36.2%, to RMB 16,844 million in 2005 from RMB 12,370 million in 2004, and the interest credited to long-term investment-type insurance contacts increased by RMB 1,072 million, or 35.3%, to RMB 4,109 million in 2005 from RMB 3,037 million in 2004.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB 10,720 million, or 30.2%, to RMB 46,161 million in 2005 from RMB 35,441 million in 2004. This increase was due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 1,322 million, or 20.6%, to RMB 7,744 million in 2005 from RMB 6,422 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB 8,209 million, or 32.4%, to RMB 33,550 million in 2005 from RMB 25,341 million in 2004.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business increased by RMB 581 million, or 132.0%, to RMB 1,021 million in 2005 from RMB 440 million in 2004. This increase was primarily due to the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 173 million, or 43.9%, to RMB 567 million in 2005 from RMB 394 million in 2004 and the increase in liability of long-term traditional insurance contracts increased by RMB 407 million, or 2035.0%, to RMB 427 million in 2005 from RMB 20 million in 2004. This increase was primarily due to the launch and satisfactory sales of a new group product in 2005, for which we started to allocate reserves in the same year.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB 429 million, or 6.7%, to RMB 6,847 million in 2005 from RMB 6,418 million in 2004. This increase was primarily due to increases in business volume and further strengthening of claim reserves, offset in part by a decrease in claims ratio in our accident and health insurance business.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB 357 million, or 58.0%, to RMB 973 million in 2005 from RMB 616 million in 2004. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB 369 million, or 64.7%, to RMB 939 million in 2005 from RMB 570 million in 2004.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts with discretionary participation feature. Increase in deferred income increased by RMB 728 million, or 9.3%, to RMB 8,521 million in 2005 from RMB 7,793 million in 2004. This increase was primarily due to an increase in business volume and the accumulation of liabilities.

Policyholder Dividends resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 3,311 million, or 161.7%, to RMB 5,359 million in 2005 from RMB 2,048 million in 2004. This increase was primarily due to increases in our reserves for participating products as a result of increase in business volume, as well as an increase in investment yield, which led to an increase in dividend scales.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB 1,503 million, or 24.0%, to RMB 7,766 million in 2005 from RMB 6,263 million in 2004. This increase was primarily due to an increase in number and overall amount of policies in force.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB 373 million, or 25.3%, to RMB 1,845 million in 2005 from RMB 1,472 million in 2004. Underwriting and policy acquisition costs were 2.3% of net premiums earned and policy fees in both of 2005 and 2004.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB 367 million, or 34.9%, to RMB 1,418 million in 2005 from RMB 1,051 million in 2004. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 6 million, or 1.4%, to RMB 427 million in 2004 from RMB 421 million in 2005. This increase was primarily due to the increase in business volume.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as compensation and other administrative expenses. Administrative expenses increased by RMB 652 million, or 9.9%, to RMB 7,237 million in 2005 from RMB 6,585 million in 2004. This increase primarily reflected the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business (including expenses incurred for our policy management services for CLIC), increased by RMB 667 million, or 509.2%, to RMB 798 million in 2005 from RMB 131 million in 2004. This increase primarily reflected an increase in foreign exchange losses resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi in 2005.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by RMB 135 million, or 5.9%, to RMB 2,145 million in 2005 from RMB 2,280 million in 2004. This decrease was primarily due to increased interest income from government bonds which are not taxable. Our effective tax rate for 2005 was 18.6% as compared with a statutory tax rate of 33%.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB 2,135 million, or 29.8%, to RMB 9,306 million in 2005 from RMB 7,171 million in 2004. This increase was primarily due to the increases in net profits of individual life and accident and health insurance businesses.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB 2,167 million, or 25.5%, to RMB 10,670 million in 2005 from RMB 8,503 million in 2004. This increase was primarily due to an increase in business volume of regular payment products.

Group Life Insurance Business

Net loss in the group life insurance business increased by RMB 217 million, or 73.3%, to RMB 513 million in 2005, from RMB 296 million in 2004. This increase was primarily due to an increase in the proportion of group life revenues derived from sales of new products in group life insurance business, resulting in relatively higher level of in reserves of group life insurance business, as well as increased competition in group life insurance business, which led to an increase in acquisition costs of group life insurance business.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB 108 million, or 9.2%, to RMB 1,280 million in 2005 from RMB 1,172 million in 2004. The increase in profitability was primarily due to a decrease in the claims ratio in our accident and health insurance businesses. The overall performance of the accident business remained strong. The adverse performance of our overall health business was improved due to our increased control of health products and the adjustment of sales strategy to reduce the sales of certain products with relatively higher risks.

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

Net Realized Gains/Losses on Investments

Net realized losses on investments was RMB 237 million in 2004, compared to net realized gains of RMB 868 million in 2003. This change reflected net realized losses of RMB 317 million on debt securities which was primarily due to the impairment of bonds entrusted with Min Fa Security Limited Company, and net realized gains of RMB 80 million on securities investment funds in 2004. In 2003, net realized gains was RMB 550 million on debt securities and RMB 318 million on securities investment funds. See Note 20(i) of the notes to the financial statements included elsewhere in this annual report for more information on the bonds entrusted with Min Fa Security Limited Company.

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

Other Income

Other income increased by RMB 1,052 million, or 145%, to RMB 1,779 million in 2004 from RMB 727 million in 2003. This was primarily due to the increase in policy management fees we received from CLIC under the policy management agreement entered into in September 2003.

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts. Total deposits decreased by RMB 2,464 million, or 2.7%, to RMB 88,737 million in 2004 from RMB 91,201 million in 2003. Policy fees decreased by RMB 902 million, or 14.8%, to RMB 5,194 million in 2004 from RMB 6,096 million in 2003. These decreases were primarily due to the effect of restructuring described above and decreased sales of investment-type products in the individual life insurance business, offset in part by increased sales of participating annuity products in group life insurance business.

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

Individual Life Insurance Business

Deposits in the individual life insurance business decreased by RMB 12,981 million, or 16.2%, to RMB 66,981 million in 2004 from RMB 79,962 million in 2003. Policy fees from the individual life insurance business decreased by RMB 972 million, or 16.9%, to RMB 4,796 million in 2004 from RMB 5,768 million in 2003. These decreases reflected effect of restructuring described above, as well as the adjustment of our product selling strategy to concentrate more on long-term traditional insurance contracts, which led to a decrease in sales of investment type products.

Deposits in the individual life insurance business attributable to the transferred and new policies decreased by RMB 10,337 million, or 13.4%, to RMB 66,981 million in 2004 from RMB 77,318 million in 2003. Policy fees from the individual life insurance business attributable to the transferred and new policies decreased by RMB 584 million, or 10.9%, to RMB 4,796 million in 2004 from RMB 5,380 million in 2003. These decreases were primarily due to the adjustment of our product selling strategy to concentrate more on long-term traditional insurance contracts, which led to a decrease in sales of investment type products.

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

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, decreased by RMB 17,930 million, or 29.8%, to RMB 42,299 million in 2004 from RMB 60,229 million in 2003. This decrease was due to the effect of restructuring described above, offset in part by an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits decreased by RMB 1,754 million, or 20.5%, to RMB 6,816 million in 2004 from RMB 8,570 million in 2003. This decrease was principally due to the effect of restructuring described above, offset in part by an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees decreased to 10.3% in 2004 from 12.4% in 2003. Interests credited to long-term investment-type insurance contracts decreased by RMB 3,107 million, or 45.6%, to RMB 3,704 million in 2004 from RMB 6,811 million in 2003.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to the transferred and new policies increased by RMB 10,557 million, or 33.3%, to RMB 42,299 million in 2004 from RMB 31,742 million in 2003. This increase was primarily due to the increase in insurance benefits and claims in the individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 2,124 million, or 396.3%, to RMB 2,660 million in 2004 from RMB 536 million in 2003 and the interest credited to long-term investment-type insurance contracts increased by RMB 1,193 million, or 64.7%, to RMB 3,037 million in 2004 from RMB 1,844 million in 2003.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business decreased by RMB 16,786 million, or 32.1%, to RMB 35,441 million in 2004 from RMB 52,227 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 1,322 million, or 17.1%, to RMB 6,422 million in 2004 from RMB 7,744 million in 2003 and the increase in liability of long-term traditional insurance contracts decreased by RMB 14,113 million, or 35.8%, to RMB 25,341 in 2004 from RMB 39,454 million in 2003.

Insurance benefits and claims for the individual life insurance business attributable to the transferred and new policies increased by RMB 9,067 million, or 34.5%, to RMB 35,441 million in 2004 from RMB 26,374 million in 2003. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 3,074 million, or 91.8%, to RMB 6,422 million in 2004 from RMB 3,348 million in 2003. This increase was primarily due to an increased impact of the participating products, which we started to sell in 2000, and which pay survivorship benefits to policyholders every three years. The increase in liability of long-term traditional insurance contracts increased by RMB 4,786 million, or 23.3%, to RMB 25,341 million in 2004 from RMB 20,555 million in 2003.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 2,680 million, or 85.9%, to RMB 440 million in 2004 from RMB 3,120 million in 2003. This decrease was due to the effect of the restructuring described above, offset in part by the increase in business volume. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 432 million, or 52.3%, to RMB 394 million in 2004 from RMB 826 million in 2003 and the increase in liability of long-term traditional insurance contracts decreased by RMB 492 million, or 96.1%, to RMB 20 million in 2004 from RMB 512 in 2003.

Insurance benefits and claims for the group life insurance business attributable to the transferred and new policies decreased by RMB 46 million, or 9.5%, to RMB 440 million in 2004 from RMB 486 million in 2003. This decrease was primarily due to a decrease in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB 76 million, or 16.2%, to RMB 394 million in 2004 from RMB 470 million in 2003 and the increase in liability of long-term traditional insurance contracts increased by RMB 4 million, or 25.0%, to RMB 20 million in 2004 from RMB 16 million in 2003.

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

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB 167 million, or 37.2%, to RMB 616 million in 2004 from RMB 449 million in 2003. This increase primarily reflected an increase in the total policyholder account balance, offset in part by the effect of the restructuring described above.

Interest credited to investment contracts attributable to the transferred and new policies increased by RMB 167 million, or 37.2%, to RMB 616 million in 2004 from RMB 449 million in 2003. This increase was primarily due to an increase in the total policyholder account balance. Interest credited to participating investment contract increased by RMB 179 million, or 45.8%, to RMB 570 million in 2004 from RMB 391 million in 2003.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts with discretionary participation feature. Increase in deferred income increased by RMB 1,851 million, or 31.2%, to RMB 7,793 million in 2004 from RMB 5,942 million in 2003. This increase was primarily due to an increase in business volume and the accumulation of liabilities.

Increase in deferred income attributable to the transferred and new policies increased by RMB 1,851 million, or 31.2%, to RMB 7,793 million in 2004 from RMB 5,942 million in 2003. This increase was primarily due to an increase in business volume and the accumulation of liabilities.

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

Net Profit/(Loss) Attributable to Shareholders of the Company

For the reasons set forth above, net profit was RMB 7,171 million in 2004, compared to a net loss of RMB 4,252 million in 2003.

Individual Life Insurance Business

Net profit in the individual life insurance business was RMB 8,503 million in 2004, compared to a net loss of RMB 2,502 million in 2003. This result was primarily due to increased sales of risk-type products as well as the increased impact of the more profitable transferred and new policies in the individual life business following the restructuring.

Group Life Insurance Business

Net loss in the group life insurance business was RMB 296 million in 2004, an improvement from a net loss of RMB 1,793 million in 2003. This result was primarily due to the increased impact of the more profitable transferred and new policies in the group life business following the restructuring.

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

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2005, the amount of cash and cash equivalents was RMB 28,051 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2005, the amount of term deposits was RMB 164,869 million.

Our investment portfolio also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2005, investments in debt securities had a fair value of RMB 267,042 million. As of December 31, 2005, investments in equity securities had a fair value of RMB 39,548 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Net cash provided by operating activities was RMB 31,828 million in the year ended December 31, 2005, a decrease from RMB 32,914 million in the year ended December 31, 2004. This decrease was primarily due to our increased investment in financial assets at fair value through income/trading securities. Net cash provided by operating activities was RMB 32,914 million in 2004, a decrease from RMB 38,510 million in 2003. This decrease was primarily due to the effect of the restructuring described above.

Net cash used in investment activities was RMB 91,340 million in the year ended December 31, 2005, a decrease from RMB 114,078 million in the year ended December 31, 2004. This decrease was primarily due to a decrease in our investments in term deposits. Net cash used in investment activities was RMB 114,078 million in the year ended December 31, 2004, an increase from RMB 108,012 in the year ended December 31, 2003. This increase in cash used in investing activities was primarily due to the increase in investments in debt securities.

Net cash provided by financing activities was RMB 60,717 million in the year ended December 31, 2005 and RMB 65,765 million in the year ended December 31, 2004. This decrease in cash provided by financing activities was primarily due to an increase in surrenders in long-term investment type insurance contracts and investment contracts. Net cash provided by financing activities was RMB 65,765 million in the year ended December 31, 2004, a decrease from RMB 97,589 million in the year ended December 31, 2003. The changes in cash provided by financing activities over these periods were primarily due to cash proceeds from our initial public offering in 2003 and a decrease in deposits in 2004.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts dominated in foreign currencies in China, part of which were held as structured deposits. We converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation in its initial public offering in 2005, a small portion of which was sold early this year, and approximately US$125 million for investments in foreign-currency dominated debts in China. We have also agreed to subscribe for such number of H shares of Bank of China Limited that may be purchased for approximately HK$1,163 million during its initial public offering at offering price.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency level of the company (which is its admissible assets less admissible liabilities, determined in accordance with PRC GAAP and relevant rules) by the minimum solvency level it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows the Company’s solvency ratio as of December 31, 2005:

As of December 31, 2005
(RMB in millions, except percentage data)
Actual solvency	59,561
Minimum solvency	21,782
Solvency ratio	273%

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

Our solvency level as of December 31, 2005 was approximately 2.73 times the minimum regulatory requirement. Among the twelve financial ratios, eleven financial ratios were within their usual ranges and our surrender ratio was slightly outside of the usual range provided by the CIRC. Surrenders from both our individual and group life insurance businesses increased in 2005. The increase in surrenders of investment-type contracts in our individual life insurance business was primarily due to the increase in alternative investment channels available to policyholders offering a more competitive yield. The increase in surrenders in our group life insurance business was primarily due to surrenders of relatively larger policies by certain state-owned companies following their restructuring, which resulted in changes of insurance planning strategies of these state-owned enterprises; the continued impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals, as well as the commencement of preferential income tax treatments for enterprise annuity plans in certain provinces in the second half of 2005.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments as of December 31, 2005.

As of December 31, 2005	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
Securities sold under agreements to repurchase	4,731	—	—	—	4,731
Short-term bank borrowings	—	—	—	—	—
Long-term bank borrowings	—	—	—	—	—
Operating leases	250	248	—	23	521
Capital commitments	121	—	—	—	121
Total	5,102	248	—	23	5,373
Long-term Business
Long-term traditional insurance contracts	13,779	33,645	33,978	566,556	647,958
Long-term investment type insurance contracts	25,272	124,721	81,370	112,694	344,057
Investment contracts with discretionary participation feature	8,217	11,970	10,650	22,087	52,924
Investment contracts without discretionary participation feature	347	1,078	215	362	2,001
Short-term Business	4,973	—	—	—	4,973

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for long-term business and short-term business in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2005, relating to premiums received through December 31, 2005. No consideration is given to future premiums payments or deposits from policyholders (and the cash flows resulting therefrom), even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2005 and do not reflect the impact of future premiums or future new deposits, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2005. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2005.

In March 2006, we entered into a promoters agreement with CLIC and our asset management joint venture for the formation of a professional pension company, under which we, CLIC and the asset management joint venture agreed to subscribe for 25% and 20% of its proposed total registered capital of RMB 600 million, respectively. Also in March 2006, we entered into a share subscription agreement with CLIC for the formation of a property and casualty company, under which we and CLIC agreed to subscribe for 40% and 60% of its proposed registered capital of RMB 1,000 million, respectively.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “—Overview”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2005, we have not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

RECONCILIATION OF HONG KONG FINANCIAL REPORTING STANDARDS (HKFRS)

AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements contained in this annual report have been prepared in accordance with HKFRS, which differs in certain significant respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP may have a significant impact on consolidated net profit/(loss) and consolidated shareholders’ equity.

There are no differences between HKFRS and U.S. GAAP that had a material effect on net profit/(loss) attributed to our shareholders for the years ended December 31, 2004 and 2005. The effect on net profit/(loss) of material differences between HKFRS and U.S. GAAP for the year ended December 31, 2003 was as follows:

Year Ended December 31, 2003
RMB in millions, except for per share data
Net profit/(loss) attributed to the shareholders of the Company under HKFRS	(4,252)
US GAAP adjustments
Depreciation of investment properties	(40)
Deficit on revaluation of investment properties	181
Liability adequacy test under HKFRS	2,824

Net profit/(loss) attributed to the shareholders of the Company under U.S. GAAP	(1,287)

Net profit/(loss) per share	(0.06)

There are no differences between HKFRS and U.S. GAAP that had a material effect on total shareholders’ equity as of December 31, 2003, 2004 and 2005.

For more information on reconciliation from HKFRS to U.S. GAAP, see Note 34 of the notes to the financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT.

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Yang Chao	56	Chairman of the Board, executive director
Wu Yan	45	Executive director and President
Wan Feng	48	Nominee for director and Vice President
Lin Dairen	47	Vice President
Liu Yingqi	48	Vice President
Liu Jiade	43	Vice President
Su Hengxuan	43	Assistant to President
Miao Fuchun	59	Non-executive director
Shi Guoqing	54	Non-executive director
Long Yongtu	63	Independent non-executive director
Chau Tak Hay	63	Independent non-executive director
Sun Shuyi	65	Independent non-executive director
Cai Rang	49	Independent non-executive director
Ma Yongwei	63	Independent non-executive director
Daniel J. Kunesh	61	Chief actuary
Zhuang Zuojin	54	Nominee for director

Yang Chao has been the chairman of our board of directors since July 2005. Mr. Yang has been the president of CLIC since May 2005. Mr. Yang also serves as a director of CITIC International Financial Holdings Limited. Mr. Yang was the president of our company from June 2005 to January 2006. Between 2000 and 2005, Mr. Yang served as the chairman of the board of directors and president of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between 1996 and 2000, Mr. Yang was the chairman and president of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been a director and the general manager of the operations department of The People’s Insurance Company of China, the general manager of The People’s Insurance Company of China, Shanghai Pudong branch, the deputy general manager and the assistant general manager of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. With nearly 30 years of experience in the insurance and banking industries, Mr. Yang is a senior economist. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom. Mr. Yang majored in English and business administration and has obtained a Master degree in Business Administration.

Wu Yan has been an executive director and president of our company since January 2006. Prior to that, Mr. Wu served as a non-executive director of our company and a vice president of CLIC since 2003. Between October 2003 and January 2006, Mr. Wu served as president and director of China Life Asset Management Company Limited. He served as party secretary of the Central Finance League and president of the National Finance Youth Union from 1998 to 2003. From 1998 to 2003, he had served as a vice minister of the central Communist Youth League Organization Department; party secretary of the Communist Youth League of Xinjiang Autonomous Region; a member of the standing committee of Beortalar Autonomous County Communist Party Committee; party secretary of the city of Bole and deputy secretary of the Communist Youth League of Xinjiang Autonomous Region; and vice minister of the Communist Youth League Organization of Xinjiang Autonomous Region. He graduated in 1981 from Xinjiang College of Finance and Economics with a major in finance. In 2002, he graduated from the China Academy of Social Sciences with a Ph.D. in National Economics.

Wan Feng has been a vice president of our company since 2003. Mr. Wan also serves as a director of China Life Asset Management Company Limited since January 2006. Prior to joining China Life, Mr. Wan served as a vice president of CLIC and general manager of its Shenzhen branch since 1999 and director of China Life–CMG since 1999. Other positions in Mr. Wan’s 23-year career in the insurance industry include general manager of the Shenzhen branch of PICC Life from 1997 to 1999, and as a director and senior vice president of the Hong Kong branch of Tai Ping Life Insurance Company. Mr. Wan has also served as assistant president of the Hong Kong branch of CLIC and deputy chief of the life insurance division of the Jilin provincial branch of PICC. He graduated from Jilin College of Finance and Trade with a Bachelor of Arts degree in economics; The open University of Hong Kong with a Master of Business Administration degree; and Nankai University in Tianjin with a doctorate in finance. Mr. Wan was awarded special allowance by the State Council.

Lin Dairen has been a vice president of our company since 2003. Prior to joining China Life, Mr. Lin served as general manager of CLIC’s Jiangsu branch from 2001 to 2003, deputy general manager of CLIC’s Jiangsu branch from 1999 to 2001, and as a vice general manager of PICC Life, Jiangsu branch from 1996 to 1999. Prior to that, Mr. Lin served as a division chief of life insurance division of PICC Jiangsu Branch from 1994 to 1996; a vice division chief of life insurance division of PICC Jiangsu Branch from 1989 to 1994; and deputy manager, section chief, vice section chief and section member of domestic business department of PICC Jiangsu Branch. As a senior economist, Mr. Lin brings to China Life 24 years’ extensive operations and management experience in the insurance industry and graduated from Shandong Province Weifang Medical School in 1982 with a bachelor’s degree in medicine.

Liu Yingqi has been a vice president of our company since January 2006. Ms. Liu served as the chairman of our board of supervisors from August 2003 to January 2006. Between 1998 and 2003, Ms. Liu was general manager of the group insurance department of CLIC and vice general manager of the Anhui branch of CLIC. Earlier in her career, Ms. Liu worked with Anhui branch of PICC, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division. A 1982 BA Economics gradate of Anhui University, Ms. Liu has over 19 years operational and management experience in the life insurance industry in China.

Liu Jiade has been a vice president of our company since 2003. He is also the director of China Life Asset Management Company Limited. Immediately prior to taking this role, Mr. Liu had served as a vice director of the Finance Bureau of the Ministry of Finance for three years, and as a department chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include vice county chief of the People’s Government of Guan Tao County in Hebei Province, and vice department chief and then department chief in the Commercial Finance Bureau in the Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities houses. Mr. Liu graduated from Central Finance College (now Central University of Finance and Economics) with a bachelor’s degree in economics.

Su Hengxuan has been our assistant to president from 2006. Prior to that, Mr. xu served as the general manager of our individual life insurance business department from 2003 to 2006. From 1998 to 2003, Mr. Su served as division chief of both of our agency management office and manager of sales department and vice general manager of our Henan branch. From 1996 to 1998, Mr. Su served as division chief of life insurance division and division chief of sales division of PICC Life, Henan branch. From 1983 to 1996, Mr. Su served as section chief and deputy division chief of life division of PICC Henan branch. Mr. Su has over 23 years experience in the life insurance industry and assurance management. Mr. Su studied in Banking School of Henan Province in 1983 and graduated in Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majoring in insurance.

Miao Fuchun has been a non-executive director of our company since 2006. He is also vice president of CLIC. Mr. Miao served as an executive director and vice president of our company and vice chairman of China Life Asset Management Company Limited from June 2003 to January 2006. Prior to joining China Life, Mr. Miao served as a vice president of CLIC from 1999 to 2003 and director of the Central Finance and Economy Office from 1995 to 1999. Prior to this, Mr. Miao’s other positions include director of the Administrative Office of MOFTEC, now the Ministry of Commerce, and deputy director and department chief of the Administrative Office of the State Council. Mr. Miao enrolled in Renmin

University in 1965 and obtained bachelor’s degree in economics. He obtained master’s degree in Economics in 1981. Mr Miao is a senior economist.

Shi Guoqing has been a non-executive director of our company since 2004. He is also a vice president of CLIC, chairman of China Life Insurance (Overseas) Co., Ltd., director of China Life-CMG, China International Trade Center Company Limited, and Hong Kong Huiyen Holding Company Limited. Before taking these positions, he served as assistant to general manager of CLIC from 1999 to 2003. Between 1996 and 1999, Mr. Shi acted as deputy general manager of PICC Life. From 1976 to 1995, he acted as a section member, section chief and deputy chief of overseas business divisions of PICC, deputy general manager and general manager of China Insurance Co., Ltd. Macao branch, and executive deputy general manager of the international department of PICC. Mr. Shi graduated from Foreign Trade Business College of Beijing in 1976. During his 30 years in the insurance industry, he has accumulated extensive experiences both in operation and management of insurance businesses. Mr. Shi is a senior economist.

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

Sun Shuyi has been an independent non-executive director of our company since 2004. Mr. Sun is the executive vice president of China Federation of Industrial Economics, vice chairman of United China Enterprise Association, executive vice president of China Enterprise Association, deputy supervisor of China Brand Promotion Committee and member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the deputy chief of General Office, deputy director of the Personnel Department of the Central Steering Committee of Financial Affairs of China, deputy party secretary of Central Government Enterprise Working Committee. From 1988 to 1993, he was the deputy head of the Finance Management Department and the deputy head and head of the Production System Department of the State System Reform Commission. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a senior engineer and a certified public accountant.

Cai Rang has been an independent non-executive director of our company since 2004. Mr. Cai is the vice chairman and president of Advanced Technology & Materials Co., Ltd. From 1987 to 2001, he was a division chief, deputy chief economist, assistant to director and deputy director of the Central Iron and Steel Research Institute, where he was assistant engineer from 1982 to 1984. Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University in 1982 with a bachelor’s degree of engineering. He studied at the of New York State University from 1984 to 1986, and graduated with an MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin

University of China from 1997 to 2001 and obtained a doctoral degree in business administration. From 1997 to 1998, Mr. Cai was a visiting professor of the Cambridge University in the United Kingdom. Mr. Cai is a professor-level senior engineer.

Ma Yongwei has been an independent director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company. From 1994 to 1996, he served as chairman and president of former People’s Insurance Company of China. From 1982 to 1994, Mr. Ma served as deputy chief of the agricultural credit division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, and vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr Ma is a Researcher.

Daniel Joseph Kunesh has been the chief actuary of our company since 2004. He joined Tillinghast-Towers Perrin, the actuarial firm, in 1985. From 1993 to 2003, he was responsible for coordinating the firm’s international affairs relating to U.S. GAAP and U.S. securities matters. He also oversaw a consultancy business providing consulting services relating to financial reports, analyses and management systems of life insurance companies. Previously, he acted as the founder and president of Kunesh, Montgomery & Associates from 1984 to 1985 and was a partner of KPMG Peat Marwick from 1973 to 1983, where he participated in audit of over 150 insurance companies and acquired extensive experience in accounting and actuarial fields. Mr. Kunesh served as an associate actuary of Franklin Life Insurance from 1970 to 1973 and an assistant actuary of John Hancock Mutual Life Insurance Company from 1967 to 1970. Mr. Kunesh was the chairman of the Committee on Life Insurance Financial Reporting of the U.S. Society of Actuaries from 1999 to 2000, and a member of U.S. National Insurance Committee from 1990 to 1992. He co-authored a book entitled “U.S. GAAP for Life Insurance Companies”, which was published in 2000 and later updated in 2005. He obtained a bachelor’s degree in business administration from the University of Wisconsin in 1967 and a master’s degree in actuarial science from the Northeastern University in 1969.

Zhuang Zuojin has been a vice president of CLIC since August 2003 and has served as a director of China Life Insurance Asset Management Company Limited since June 2004, and as a director of China Life-CMG since June 2000. Ms. Zhuang was an assistant to the president of CLIC from March 1999 to August 2003, and a vice general manager of the Zhejiang branch of CLIC, and the general manager of the Hangzhou branch of CLIC from March 1999 to October 2000. Ms. Zhuang was also the president of China Life Insurance Trust and Investment Company from June 1999 to October 2000, and a vice general manager of the Zhejiang branch of PICC Life, and the general manager of the Hangzhou branch of PICC Life from July 1996 to March 1999. From 1985 to 1996, she acted as vice chief and chief and chief accountant of the planning and finance division of the Zhejiang branch of the People’s Insurance Company of China. Ms. Zhuang graduated from the Correspondence College of the Central Party School with major in economics management. She is a senior accountant and has worked in insurance companies for over 25 years with extensive experience in insurance business operation and management.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	51	Chairperson of Board of Supervisors
Wu Weimin	54	Supervisor
Jia Yuzeng	43	Employee Representative Supervisor
Ren Hongbin	43	Outside supervisor
Tian Hui	54	Outside supervisor

Xia Zhihua has been the chairperson of our supervisors committee since 2006. From July 2000 to December 2005, Ms. Xia worked in the National Key Financial Enterprises Supervisory Institution. She served as deputy chief of the Supervisory Committee, deputy chief of Administration Office, chief of supervisory committee and head of Administration Office respectively. Ms. Xia supervised CLIC, our controlling shareholder, and China Export & Credit Insurance Corporation between August 2003 and December 2005. Between July 2000 and July 2003, Ms. Xia supervised China Great Wall Asset Management Corporation and China Economic Development Trust & Investment Corporation. She was the assistant inspector of the Treasury Department of Ministry of Finance from June 2000 to July 2000. From June 1997 to June 2000, Ms. Xia served as the deputy department chief of Treasury Bond Finance Department of Ministry of Finance. From November 1991 to June 1997, Ms. Xia served in the following positions: deputy chief, division chief of Domestic Debt Division and Deputy Department Chief of Debt Management Department of Ministry of Finance. Ms. Xia graduated from Economics Department of Xiamen University and received a BA degree in Politics and Economics and a MA degree in World Economics.

Wu Weimin has been a supervisor of our company since 2003. Mr. Wu serves as the general manager of the compliance department of our company. Prior to assuming this role, Mr. Wu spent five years with CLIC as deputy secretary of the disciplinary committee, director of the supervision office, deputy general manager of the organization department and vice general manager of the personnel education department. Earlier in his career, Mr. Wu served as vice general manager of the human resources department and division chief of the compensation division of PICC Group between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the labor wages bureau of the Ministry of Communications. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Jia Yuzeng has been a supervisor of our company since 2004. He has been the deputy Party Secretary of our company since 2004. During the period from 1988 to 2004, he acted as supervisor at deputy division chief level, supervisor at division chief level and later as supervisory commissioner at deputy director level of the Ministry of Supervision of China. Mr. Jia previously worked for Beijing No. 2 Foods Corporation from 1980 to 1988. He graduated from Beijing Normal University in 1990 and obtained a master’s degree in business administration from Hong Kong Open University in 2003.

Ren Hongbin has been a supervisor of our company since 2004. Mr. Ren has been the president of China National Machinery Industry Corporation and chairman of China CAMC Engineering Co., Ltd. since 2001. Mr. Ren has been working in the management of foreign engineering affairs, import and export, and engineering industry for over 20 years. He acted in the capacity as deputy vice president, president of China Engineering and Agricultural Machinery Import and Export Company, president and Party Secretary of China Machinery Industrial Group. Other positions he also served as included the Standing Committee Member of United National Chinese Youth Association, Deputy Chairman of Youth League in China Enterprise, Executive Committee Member of Young Chinese Entrepreneur Association, Vice President of China Machinery and Industrial Association, and Foreign Contract Association. China Engineering and Agricultural Machinery Import and Export Company is a large scale state-owned enterprise involved in engineering contracting, foreign trade and high-tech development. In July 1986, Mr. Ren graduated from Beijing University of Agricultural Engineering as a professor-grade senior engineer and was granted special allowance from the government and a part-time Professor of the University of Chinese Agriculture (tutor of master degree candidates).

Tian Hui has been a supervisor of our company since 2004 and has been the director and deputy secretary of the Communist Party of China Coal International Engineering Research Institute since 2000. From 1998 to 2000, he was the deputy director, director and deputy secretary of the Communist Party of the Beijing Coal Design Institute. From 1982 to 1998, Mr. Tian was the deputy department head, department head and deputy director of Shenyang Design Institute of the Ministry of Coal Industry. Mr. Tian graduated from Fuxin Minery School with a bachelor’s degree and from China University of Mining & Technology (Beijing) with a doctor’s degree. Mr. Tian is a senior engineer.

COMPENSATION

Compensation of Directors, Supervisors and Officers

Our directors, supervisors and executive officers receive compensation in the form of salaries, bonuses, housing allowances and other benefits-in-kind, including our contribution to the pension plan on behalf of our directors, supervisors and executive officers. As required by PRC regulations, we participate in various defined contribution retirement plans organized by provincial and municipal governments for our employees, including employees who are directors, supervisors and management personnel.

The following table sets forth the amounts of compensations payable to each of our directors and supervisors for the fiscal year ended December 31, 2005.

Name	Salaries/ Fees	Discretionary Bonus	Inducement Fees	Other Benefits	Employer’s Contribution To Pension Scheme	Compensation for loss of office as director	Total
	In RMB
Yang Chao(1)	225,000	225,000	—	—	7,087	—	457,087
Miao Fuchun	533,500	436,500	—	—	16,363	—	986,363
Wu Yan	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—
Long Yongtu	220,000	—	—	—	—	—	220,000
Chau Tak Hay	220,000	—	—	—	—	—	220,000
Sun Shuyi	220,000	—	—	—	—	—	220,000
Cai Rang	220,000	—	—	—	—	—	220,000
Wang Xianzhang(2)	315,000	315,000	—	—	9,276	—	639,276
Fan Yingjun(2)	—	—	—	—	—	—	—
Liu Yingqi	489,500	400,500	—	—	16,363	N/A	906,363
Wu Weimin	292,500	157,500	—	—	16,363	N/A	466,363
Zhou Xinping(3)	73,125	39,375	—	—	3,607	N/A	116,107
Jia Yuzeng(4)	219,375	118,125	—	—	12,757	N/A	350,257
Ren Hongbin	100,000	—	—	—	—	N/A	100,000
Tian Hui	100,000	—	—	—	—	N/A	100,000

Total	3,228,000	1,692,000	—	—	81,816	—	5,001,816

(1)	appointed on July 29, 2005

(2)	resigned on July 29, 2005

(3)	resigned on April 1, 2005

(4)	appointed on April 1, 2005

The aggregate fees or compensation paid to all of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our chief actuary, for the year ended December 31, 2005, was RMB 4,648,500 (US$576,008), among which RMB 65,500 (US$8,116) was contributed to various defined contribution retirement plans as described above.

The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended December 31, 2005 was approximately RMB 4,621,000 (US$572,600).

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

The issuance of stock appreciation rights does not involve any issuance of new shares, nor does it have a dilutive effect on our shareholders. Stock appreciation rights may be granted to approximately 200 senior management and other outstanding personnel, including members of the board of directors and the board of supervisors (but excluding independent non-executive directors and independent supervisors), the president, vice presidents, heads of key departments and divisions in our headquarters, general managers and deputy general managers of our principal branches senior professionals and technicians of key positions, such as the chief actuary, as well as exclusive agents with outstanding performance. Our board of directors will determine the recipients of stock appreciation rights according to internal procedures.

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

According to this plan, all stock appreciation rights will have an exercise period of five years and will not be exercisable before the fourth anniversary of the date of grant unless specified performance or other conditions have been met. Under these performance conditions, the exercise right may be accelerated, on a cumulative basis, if the share price rises by the percentages and within the time periods indicated below. Upon an employee’s completion of four years of continuous service after the grant date, all of the stock appreciation rights will be exercisable, regardless of the extent, if any, to which the performance criteria set forth below have been satisfied.

•	A total of one-third of the stock appreciation rights may be exercised provided that within 6 to 18 months from the date of grant, the share price is at least 10% higher than the exercise price for a period of 20 consecutive trading days;

•	If such portion of the stock appreciation rights have not already become exercisable during the period between 6 and 18 months from the grant date, a total of one-third of the stock appreciation rights may be exercised provided that within 18 to 30 months from the date of grant, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days. Additionally, a total of two-thirds of the stock appreciation rights (that is, inclusive of any portion of the stock appreciation rights that have been exercisable by achieving the lower stock thresholds in the relevant period) may be exercised if, during the period from 18 to 30 months from the date of grant, the share price is more than 20% higher than the exercise price for a period of 20 consecutive trading days; and

•	If such portion of the stock appreciation rights have not already become exercisable during the period between 6 and 30 months from the grant date, a total of one-third of the stock appreciation rights may be exercised provided that after 30 months from the date of grant, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days and a total of two-thirds of the stock appreciation rights may be exercised if the share price is more than 20% higher during such period. Additionally, all of the stock appreciation rights may be exercised if the share price is more than 30% higher for a period of 20 consecutive trading days at any time after 30 months from the grant date.

The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the grant. Upon exercise of the stock appreciation rights, the exercising participant will receive payment in Renminbi, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

As disclosed in our annual report under the rules of Hong Kong Stock Exchange for the fiscal year of 2004 and submitted to the SEC on Form 6-K on May 5, 2005, subject to the approval by our board of directors, we planned to grant stock appreciation rights to our senior management personnel in 2005. Accordingly, our board of directors approved, on January 5, 2006, an initial grant of stock appreciation rights of 4,053,015 units of stock appreciation rights, each representing 1 H share, to our senior management personnel, including our chairman of the board of directors, executive directors, non-executive directors (excluding independent non-executive directors), chairman of the board of supervisors, internal supervisors, president, vice presidents, secretary to the board of directors, appointed actuary and appointed legal officer as required by the CIRC, head of key departments in our headquarters and heads of our branches at the provincial level. The grant covered 68 personnel existing at July 1, 2005, and the exercise price of the rights was the average closing price of our shares in the five trading days prior to July 1, 2005.

On January 5, 2006, our board of directors also approved our second granting plan of stock appreciation rights, and the exercise price of the rights will be the average closing price of our shares in the five trading days prior to January 1, 2006.

The table below sets forth the numbers of stock appreciation rights granted to members of our senior management under granting plan described above.

Name	Number of stock appreciation Rights Granted
Yang Chao(1)	289,467
Miao Fuchun	207,987
Wu Yan	107,210
Shi Guoqing	107,210
Wang Xianzhang (2)	289,467
Liu Yingqi	190,834
Wu Weimin	36,183
Jia Yuzeng (3)	36,183
Other executive officers	763,336

Total	2,027,877

(1)	appointed on July 29, 2005

(2)	resigned on July 29, 2005

(3)	appointed on April 1, 2005

BOARD PRACTICES

General

Our board of directors consists of nine members. Our directors are elected to serve a term of three years, which is renewable upon re-election. The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. One member of our board of supervisors must be a representative elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election.

Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors will expire this year. Messers Yang Chao, Wu Yan, Shi Guoqing, Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Yang and Ma Yongwei have been proposed to be re-elected, and Mr. Wan Feng and Ms. Zhuang Zuojin have been nominated as new directors to be elected, at the annual shareholders meeting to be held on June 16, 2006. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event China Life is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as construed by the rules of New York Stock Exchange applicable to us.

Board Committees

We have established standing audit, management training and remuneration, risk management and strategic committees.

The primary duties of the audit committee are to review and supervise the financial reporting process and our internal control systems. Our audit committee is currently comprised of Sun Shuyi, Chau Tak Hay and Cai Rang.

The primary duties of the management training and remuneration committee are to formulate the training and compensation policies for our senior management and to manage our senior management compensation system. Our management training and remuneration committee is currently comprised of Cai Rang, Sun Shuyi, Ma Yongwei, Wu Yan and Miao Fuchun. In accordance with new corporate governance rules issued by the CIRC, the board has approved the change in the management training and remuneration committee to a nomination and remuneration committee, subject to the approval by the annual general shareholders’ meeting to be held on June 16, 2006 of relevant revisions to our articles of association in this respect. The primary duties of the nomination and remuneration committee will be to review and recommend the nomination of directors and senior officers, as well as to formulate the training and compensation policies for our senior management and to manage our senior management compensation system.

The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Wu Yan, Chau Tak Hay and Cai Rang.

The primary duties of the strategic committee are to formulate our overall development plans and investment decision-making procedures. Our strategic committee is currently comprised of Long Yongtu, Miao Fuchun and Shi Guoqing.

EMPLOYEES

As of December 31, 2003, 2004 and 2005, we had approximately 73,000, 75,000 and 76,000 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2005.

	As of December 31
	2003		2004		2005
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	8,119	11.2%	8,731	11.57%	9,303	12.28%
Financial and auditing staff	7,524	10.3%	5,218	6.92%	5,335	7.05%
Sales and marketing staff(1)	31,495	43.2%	33,110	43.89%	33,674	44.47%
Underwriters, claim specialists and customer service staff	18,991	26.1%	16,035	21.6%	15,950	21.06%
Other professional and technical staff(2)	3,260	4.5%	1,676	2.22%	1,779	2.35%
Other	3,431	4.7%	10,667	14.14%	9,687	12.79%

Total	72,900	100%	75,437	100%	75,728	100%

(1)	Includes direct sales representatives.

(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2003, 2004 and 2005, we had approximately 655,000, 668,000 and 640,000 exclusive agents, respectively. The decrease in number of our exclusive agents from 2004 to 2005 was primarily due to the strengthened performance review conducted by us in 2005, as a result of which a number of exclusive agents that had comparatively lower productivity left. In addition, CIRC agencies in certain provinces have began requiring, from 2005, all exclusive agents to hold CIRC qualification certificates to conduct business, which lead to the departure of some of our agents.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of May 12, 2006 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class	Percentage of Total Share Capital
Domestic shares	CLIC	19,323,530,000	100%	72.2%
H shares	J.P. Morgan Chase & Co. (1)	750,971,466	10.1%	2.8%
H shares	Credit Suisse Group(2)	443,077,540	6.0%	1.7%
H shares	Deutsche Bank Aktiengesellschaft(3)	375,396,332	5.0%	1.4%
H shares	Lee Shau Kee(4)	428,358,620	5.8%	1.6%
H shares	Leeworld (Cayman) Limited(4)	428,358,620	5.8%	1.6%
H shares	Leesons (Cayman) Limited(4)	428,358,620	5.8%	1.6%
H shares	Lee Financial (Cayman) Limited(4)	428,358,620	5.8%	1.6%
H shares	Shau Kee Financial Enterprises Limited(4)	428,358,620	5.8%	1.6%
H shares	Richbo Investment Limited(4)	428,358,620	5.8%	1.6%

(1)	Of these shares, 348,044,169 H shares, 18,038,512 H shares, 27,613,065 H shares, 11,553,000 H shares, 265,949,000 H shares, 6,700,000 H shares, 519,000 H shares, 2,901,000 H shares, 58,261,700 H shares and 11,392,000 H shares are respectively held by JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited, all of which are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

(2)	Credit Suisse Group was interested in a total of 443,077,540 H shares in accordance with the provisions of Part XV, SFO (Cap. 571 of Laws of Hong Kong). Of these shares, Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse, Credit Suisse New York Branch. Credit Suisse Securities (Europe) Limited and Credit Suisse (Asset Management) were interested in 70,474,000 H shares, 112,867,944 H shares, 232,191,411 H shares, 23,158,770 H shares, 4,173,415 H shares, 200,000 H shares and 12,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Credit Suisse Group.

(3)

Of these shares, 2,278,000 H shares, 9,056,000 H shares, 2,804,000 H shares, 800,000 H shares, 121,000,000 H shares, 1,770,900 H shares, 36,878,000 H shares, 9,500,000 H shares are respectively held by Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International

GmbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, DWS Investment S.A., Luxemburg, DWS Investments Italy SGR S.p.A., all of which are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

(4)	These references to 428,358,620 H shares relate to the same block of shares in China Life.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

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

Based on the information provided by JPMorgan Chase Bank, N.A., the depositary bank, as of December 31, 2005 and May 12, 2006, there were, respectively, 10,179,170 ADRs representing 407,166,800 H shares, with 24 registered holders, and 8,842,425 ADRs representing 353,697,000 H shares, with 24 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 72.2% of our issued share capital. CLIC and we renewed the policy management agreement and property leasing agreement in December 2005. The asset management joint venture established by us and CLIC also renewed the two asset management agreements, one with us and one with CLIC, in December 2005. In addition, in March 2006 we entered into a promoters agreement with CLIC and the asset management joint venture for the formation of a pension company, and entered into with CLIC, a share subscription agreement for the formation of a property and casualty insurance company. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules.

Set forth below are details of these agreements.

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

In December, 2005, we renewed the agreement with CLIC for a term of three years expiring on December 31, 2008. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive three years terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. We are also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay us the service fee in accordance with the agreement in an aggregate amount of at least RMB 100 million; or (2) we are unable to make timely payment of insurance benefits, commissions and/or third-party costs in an aggregate amount of at least RMB 300 million as a result of CLIC failing to transfer sufficient funds to the account controlled by us in accordance with the agreement.

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

We renewed the agreement with the asset management company on December 29, 2005 for a term of two years expiring on December 31, 2007. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive one year term, unless terminated by either party by giving the other party not less than 90 day’s prior written notice to terminate the agreement at the expiration of the then current term.

In connection with the asset management agreement with the asset management joint venture and in order to ensure the safeguarding of our insurance assets, we entered into a custodian agreement with Industrial and Commercial Bank of China, as the custodian bank of our assets, and a memorandum on the investment management and custody of insurance assets among Industrial and Commercial Bank of China, the asset management joint venture and us.

The material terms of the renewed asset management agreement between China Life and the asset management joint venture are set forth below.

Under the asset management agreement between the asset management joint venture and China Life, the asset management joint venture agreed to invest and manage assets entrusted to it by China Life on a discretionary basis, subject to the investment guidelines and instructions given by China Life.

In accordance with the agreement, China Life retains the title of the entrusted assets and the asset management joint venture is authorized to operate the accounts associated with the entrusted assets for and on behalf of China Life. China Life may add to or withdraw from the assets managed by the asset management joint venture pursuant to the agreement. All investment losses relating to the assets managed by the asset management joint venture pursuant to the agreement will be borne by China Life, except for losses and liabilities arising from the asset management joint venture’s misconduct. China Life has the right to establish, and amend from time to time, the investment guidelines which set forth the general investment principles regarding the assets under the asset management joint venture’s management and, for specific periods, requirements relating to, among others, investment scope, portfolio, risk control and benchmark investment rate of return. China Life also has the right to give instructions for the liquidation of assets to meet its cash needs and the right to monitor the investment management activities of the asset management joint venture.

In addition to acting as China Life’s investment manager, the asset management joint venture is permitted to invest its own assets and provide investment management services to third-party insurance companies. The asset management joint venture agreed to inform China Life in the event that it, in its professional judgment, believes that there is a conflict of interest in the activities on behalf of itself and others. The asset management joint venture has discretion to take such actions and measures which in its professional judgment are fair, reasonable and necessary to resolve any such conflict.

In consideration of its services provided under the agreement, China Life agreed to pay the asset management joint venture service fees, comprised of a monthly service fee and an annual floating service fee. The monthly service fee payable is comprised of two parts: (1) the aggregate of the monthly service fee for each specified category of assets that are not under the custody of Industrial and Commercial Bank of China and (2) the aggregate of the monthly service fee for each specified category of assets that are under the custody of Industrial and Commercial Bank of China. The monthly service fee for assets not under custody is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the table below (by reference to basis points), divided by twelve. The monthly service fee for assets under custody is calculated on a daily basis, by multiplying the net asset value of the assets in each such category under management at the end of any given day by the applicable annual rate set forth in the table below (by reference to basis points), divided by 360.

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

	Total net asset value of managed assets at the end of relevant month/day
Item	RMB 450 billion below	More than and equal to RMB 450 billion and less than 550 billion	More than and equal to RMB 550 billion and less than 650 billion	More than RMB 650 billion
	(bps)	(bps)	(bps)	(bps)
Term deposits
Existing	1.2	1.2	0.7	0.4
Incremental	1.2	1.2	0.7	0.4

Debt securities
Long term	5	4.2	3	2
Short term	30	28	26	22

Securities investment funds
Stocks	25	25	22	20
Index	15	13	11	10

Equity investment
Active	50	48	45	40
Passive	30	25	20	15

Cash	1	1	1	1

In addition to the monthly service fee, China Life will pay the asset management joint venture an annual floating service fee. Within 90 days of the submission of the annual report for the previous year by the joint venture, China Life will review the investment performance of the asset management joint venture for the previous year and conclude a performance score that ranges from 0 to 100. The annual floating service fee for any given year is calculated by multiplying ten percent of the aggregate of the monthly service fee paid for that year by performance score divided by 100.

The service fee under the asset management agreement was determined by China Life and the asset management joint venture based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

CLIC renewed the agreement with the asset management company on December 27, 2005 for a term of three years expiring on December 31, 2008. Subject to the HKSE Listing Rules, the parties may negotiate the term of the renewal not less than 90 days prior to the expiration of the current term.

The material terms of the renewed asset management agreement between CLIC and the asset management joint venture are set forth below.

Under the asset management agreement between the asset management joint venture and CLIC, the asset management joint venture agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, subject to the investment guidelines and instructions given by CLIC.

In accordance with the agreement, CLIC retains the title of the entrusted assets and the asset management joint venture is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by the asset management joint venture pursuant to the agreement. CLIC has the right to establish, and amend from time to time, the investment guidelines which set forth the general investment principles regarding the assets under the asset management joint venture’s management and, for specific periods, requirements relating to, among others, investment scope, portfolio, liquidity, risk control and benchmark investment return. CLIC also has the right to monitor the investment management activities of the asset management joint venture.

In addition to acting as CLIC’s investment manager, the asset management joint venture is permitted to invest its own assets and provide investment management services to third-party insurance companies.

In consideration of its services provided under the agreement, CLIC agreed to pay the asset management joint venture a monthly service fee and an annual bonus or deduction, where applicable. The monthly service fee is calculated on a monthly basis, by multiplying the average of account balance value of the assets under management (less funds from sale of securities under the agreement to repurchase and interest thereof) at the beginning and the end of any given month by the basis annual rate of 0.05%, divided by twelve.

After the conclusion of each fiscal year, CLIC will review the investment performance of the asset management joint venture for the previous year. If the investment return for the assets managed for a particular year exceeds the benchmark investment return, as previously agreed between CLIC and the asset management joint venture for those assets for that year, the asset management joint venture will be entitled to an annual performance bonus fee determined by CLIC, the amount of which shall not exceed the difference between the actual investment return and the benchmark investment return set for the previous year. If the actual investment return is less than the benchmark investment return as agreed between CLIC and the asset management joint venture for those assets for that year, the asset management joint venture will be required to rebate a portion of its monthly fees received for the previous year determined by the CLIC, the amount of which shall not exceed the difference between the actual investment return and the benchmark investment return set for the previous year.

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

We renewed the agreement on December 23, 2005 with respect to 963 CLIC owned properties and 707 CLIC leased properties for a fixed term expiring on December 31, 2006.

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

Figures for the year ended December 31, 2005

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2005 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2005
(RMB in millions)
1. Policy management agreement	1,567
2. Asset management agreement
(a) between CLIC and the AMC	84
(b) between the AMC and the Company	239
3. Property leasing agreement	335

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of China Life;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

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

Non-Competition Agreement

We entered into a non-competition agreement with CLIC on September 30, 2003 pursuant to which CLIC undertook that during the term of the agreement, unless we otherwise consent in writing in advance, it will not, and it will use its best efforts to procure its subsidiaries and affiliates not to, directly or indirectly, participate, operate or engage in any life, accident or health insurance or other businesses in China which may compete with our insurance businesses. Before entering into the share subscription agreement in connection with the formation of a property and casualty insurance joint venture stock company on March 13, 2006, as described below, we consented in writing that CLIC may engage in accident and short-term health businesses indirectly through a property and casualty joint venture with us. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. The non-competition agreement allows CLIC to continue its business under the non-transferred policies.

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

Share Subscription Agreement for the Formation of a Property and Casualty Insurance Joint Stock Company

We entered into a share subscription agreement with CLIC on March 13, 2006 for the formation of a property and casualty insurance joint stock company. In this connection and in accordance with the non-competition agreement between CLIC and ourselves, we consented in writing to allow CLIC to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. Under the share subscription agreement, we and CLIC agreed that the proposed registered capital of the company will be RMB 1,000 million, for which CLIC and we will subscribe for 60% and 40%, respectively. The joint venture will either be through the formation of a new company or acquisition of an existing company.

Details and timing regarding the formation of the company are subject to terms to be set out in a definitive agreement and approved by the CIRC.

Promoters Agreement for the Formation of a Professional Pension Insurance Company

We entered into a promoters agreement with CLIC, and our asset management joint venture on March 13, 2006 for the formation of China Life Pension Company, a joint stock company, as a professional pension insurance company in China for developing pension insurance business. Under the promoters agreement, CLIC, we and the asset management joint agreed that the proposed registered capital of the company will be RMB 600 million, for which CLIC, we and the asset management joint venture will subscribe for 55%, 25% and 20%, respectively. Each party to the promoters agreement will provide various technical services to the pension company and will engage the company to provide pension fund management related to the business of each party to the promoters agreement.

On November 29, 2005 the CIRC approved our application for the establishment of a professional pension company. The promoters agreement and the transactions contemplated thereunder are, however, still subject to the approval of the CIRC.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal and Regulatory Proceedings

Class Action Litigations

Between March 16, 2004 and May 14, 2004, nine putative class action lawsuits were filed in the United States District Court for the Southern District of New York against China Life and certain of its officers and directors. These lawsuits were brought on behalf of a class of purchasers of the publicly traded securities of China Life and allege that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder (“Exchange Act Claims”), and Sections 11 and 15 of the Securities Act of 1933 by, among other things, omitting to disclose in the prospectus filed in connection with China Life’s December 2003 initial public offering of its stock that the National Audit Office of China was conducting an audit of the predecessor of the Company’s parent, CLIC. The Court ordered that the nine actions be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG), and that a consolidated amended complaint be filed. Plaintiffs filed a consolidated amended complaint on January 19, 2005, which named China Life, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants, and asserts only Exchange Act Claims. Defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. We are continuing to fully cooperate with the SEC’s inquiry.

Other

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

We may penalize our employees or individual agents who commit misconduct or fraud, breach the terms of their employment or agency agreements, exceed their authorization limits or fail to follow prescribed procedures in delivering insurance policies and premium payments, in each case having regard to the severity of the offense. Employees or individual agents are required to reimburse us for any losses suffered by us resulting from their misconduct or fraud. In serious cases, we may terminate their employment or agency agreements. We report criminal offenses to the PRC authorities and may also bring concurrent civil actions against employees or individual agents. We have experienced agent and employee misconduct that has resulted in litigation and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. None of these actions has resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

In April 2006, the CIRC announced that it will assess the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations, of Chinese insurance companies and asset management companies during a three-year period immediately after the announcement, in accordance with the tentative rules on internal control assessment of life insurance companies. The purposes of such assessment were stated to be to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management. We are among the companies expected to be reviewed by the CIRC in 2006.

Policy on Dividend Distributions

Our board of directors has passed a resolution to propose for approval at the annual general meeting to be convened on June 16, 2006, of the declaration of final dividends of RMB 0.05 per share, totaling approximately RMB 1,338 million (US$166 million), for the year ended December 31, 2005. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2005.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2005 will depend on:

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

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency level required by the CIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We declared no dividends in respect of 2003 and 2004. Our board of directors has recommended the declaration of final dividends of RMB 0.05 per share in respect of 2005. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

SIGNIFICANT CHANGES

See “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

EMBEDDED VALUE

Background

We prepare financial statements to public investors in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

We believe that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute for financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the financial effect of the Policy Management Agreement between CLIC and us, the Property Leasing Agreement between CLIC and us, the Trademark License Agreement between CLIC and us and the Non-competition Agreement between CLIC and us, nor the impact of transactions between China Life Insurance Asset Management Company and us.

Definitions of Embedded Value and Value of One Year’s Sales

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•	Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other liabilities.

According to the PRC accounting basis, an impairment provision is not required until the market value of a long-term investment has been consistently lower than its book value for more than two years. On the other hand, when the market value of a long-term investment is higher than its book value, the excess is not reflected in the accounts. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level. The cost of maintaining this solvency margin considers the support provided by the Staff Welfare Fund.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

Assumptions

The calculations are based upon assumed investment returns of 4.0% in 2005, grading to 5.2% in 2013 (remaining level thereafter) for the long-term business and 0.72% for the short-term business. An average of 22% of the investment returns is assumed to be exempt from income tax, which leads to an effective tax rate of approximately 26% on the investment returns for the long-term business. These returns and tax rates are based on our long-term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering our recent operating experience and expected future outlook.

Preparation

The embedded value and the value of one year’s sales were prepared by us with assistance from the Tillinghast business of Towers Perrin, an international firm of consulting actuaries. Tillinghast considers that the methodology adopted to determine these values is reasonable in the context of the current environment as a commonly adopted methodology for the purpose of providing an embedded value disclosure in the normal course of financial reporting. Tillinghast also considers that the assumptions adopted to determine these values, taken as a whole, are reasonable for this purpose.

Summary of Results

The embedded value as at December 31, 2005 and the value of one year’s sales for the 12 months to December 31, 2005 are shown below.

Table 1

Embedded Value as at December 31, 2005 and Value of One Year’s Sales in the 12 Months to December 31, 2005 (RMB million)

Item		RMB Million
A	Adjusted Net Worth	70,143
B	Value of In-Force Business before Cost of Solvency Margin	53,081
C	Cost of Solvency Margin	(9,270)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	43,811
E	Embedded Value (A + D)	113,954

F	Value of One Year’s Sales before Cost of Solvency Margin	9,324
G	Cost of Solvency Margin	(1,834)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	7,489

Note: Numbers may not be additive due to rounding.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2005 (RMB million)

Item		RMB Million
A	Embedded Value at Start of Year	90,073
B	Expected Return on Embedded Value	6,152
C	Value of New Business in the Period	7,489
D	Operating Experience Variance	(208)
E	Investment Experience Variance	259
F	Assumption and Model Changes	(1,558)
G	Market Value Adjustment	11,692
H	Other	54
I	Embedded Value as at 31 December 2005 (sum A through H)	113,954

Notes:	1) Numbers may not be additive due to rounding.

2)	Items B through H are explained below:

B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2005 plus the return on investments supporting the 2005 opening adjusted net worth.

C	Value of new business sales in 2005.

D	Reflects the difference between actual 2005 experience (including lapse, mortality, morbidity and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2005.

F	Reflects the effect of projection model enhancements and assumption revisions for selected products and a small increase in assumed investment returns.

G	Change in the market value adjustment from the end of year 2004 to the end of the year 2005.

H	Other miscellaneous items.

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of In-force Business after Cost of Solvency Margin	Value of One Year’s Sales after Cost of Solvency Margin
Base case scenario	43,811	7,489
Risk discount rate of 12.5%	39,524	6,659
Risk discount rate of 10.5%	48,716	8,446
10% increase in investment return	51,828	8,849
10% decrease in investment return	35,784	6,129
10% increase in expenses	43,100	6,967
10% decrease in expenses	44,520	8,011
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	43,227	7,390
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	44,399	7,589
10% increase in lapse rates	42,794	7,247
10% decrease in lapse rates	44,897	7,750
10% increase in morbidity rates	42,797	7,335
10% decrease in morbidity rates	44,836	7,645
Solvency margin at 150% of statutory minimum	37,734	6,279
10% increase in claim ratio of short term business	43,644	7,142
10% decrease in claim ratio of short term business	43,978	7,837

ITEM 9.	THE OFFER AND LISTING.

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

The high and low closing sale prices of the shares on the HKSE and of the ADSs on the NYSE for the periods indicated are as follows:

	Price per H Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2003 (from listing date)	6.4000	4.5250	34.75	22.95
2004	6.5500	3.8500	34.57	19.96
2005	6.9000	4.8500	35.96	25.20

Quarterly
First Quarter, 2004	6.5500	4.8250	34.57	24.10
Second Quarter, 2004	5.2500	3.8500	26.88	19.96
Third Quarter, 2004	5.2000	4.0500	26.76	20.85
Fourth Quarter, 2004	5.9000	4.8250	30.60	24.82
First Quarter, 2005	5.4500	5.0500	27.87	25.81
Second Quarter, 2005	5.4000	4.8500	27.90	25.20
Third Quarter, 2005	6.3500	5.2000	32.70	26.92
Fourth Quarter, 2005	6.9000	5.6000	35.96	29.05
First Quarter, 2006	10.1500	7.0500	51.56	36.69

Monthly
November 2005	6.2000	5.7000	31.97	29.61
December 2005	6.9000	6.1500	35.96	31.76
January 2006	7.7500	7.0500	40.93	36.69
February 2006	9.4500	7.7500	49.43	40.05
March 2006	10.1500	8.3500	51.56	43.73
April 2006	10.8500	9.9000	56.38	51.42
May 2006 (through May 26)	12.8500	10.7500	65.65	54.34

ITEM 10.	ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

At the annual shareholders’ meeting held on June 16, 2005 and the extraordinary shareholders’ meeting held on March 16, 2006, resolutions were passed to amend our articles of association, which were approved by the CIRC on October 24, 2005 and April 14, 2006, respectively. Our articles of association were amended to the following effect:

•	The notice of shareholders’ meetings shall set out the rights of shareholders to demand for voting by ways of poll and the procedures of voting;

•	The total numbers of the directors and the supervisors shall be fixed at eleven and five, respectively;

•	The directors shall meet at least four times each year for regular meetings, each of which shall be convened upon a meeting notice served at least fourteen days before the proposed date of the meeting;

•	Regular board meetings shall not include the practice of obtaining board consents through the circulation of written resolutions;

•	An extraordinary board meeting may be held upon a notice of less than fourteen days, but in no event shall it be less than two days; and

•	The directors shall have the right to inspect board resolutions, meeting minutes, other board documents and relevant information, and China Life shall make available the requested documents for such inspection upon a reasonable notice from such directors.

Also at the annual shareholders’ meeting held in 2005, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2005 by the conclusion of next annual shareholder’s meeting, June 15, 2006, or the date on which this resolution was otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. As of the date of this annual report, no such new shares have been issued.

The board of directors has proposed that resolutions be passed at the annual shareholders’ meeting to be held on June 16, 2006 to further amend our articles of association to the following effects:

•	In addition to president and vice presidents, other senior management members shall include an assistant to the president, a secretary to the board of directors, a financial officer and other professional or technical senior management, including the chief actuary; and

•	China Life shall have one president to be nominated by the chairman and appointed or dismissed by the board of directors; five to six vice presidents and two to three assistants to president. Vice president and other senior management members, excluding the secretary to the board of directors, shall be nominated by the president and appointed or dismissed by the board of directors. The president, vice president and other senior management members may also be members of the board of directors.

Under our articles of association, such amendments will not be effective until we obtain the approval from the CIRC and file the same with the China Securities Regulatory Commission.

It is also proposed that a special resolution be passed at the same annual shareholders’ meeting to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next annual shareholders’ meeting, June 15, 2007, or the date on which the resolution is otherwise revised or revoked, whichever is earlier. Our board of directors has no immediate plan to issue any new shares.

We are organized under the PRC company law as a joint stock company. We are registered with the State Administration for Industry and Commerce in Beijing, China and our business license carries the registration number 1000001003796.

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

The newly amended PRC company law allows shareholders to sue, on behalf of the corporation, against persons, including corporate officers, directors, who have allegedly wronged the corporation,

where the corporation itself has failed to enforce such claim against such persons directly. Class action lawsuits based on violations of securities laws are generally not available.

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

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits means our after-tax profits as determined under PRC GAAP or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will ordinarily not pay any dividends in a year when we do not have any distributable profits.

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

Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, not less than 21 days before the date of the shareholders’ annual general meeting, our audited financial statements for each fiscal year, together with the auditor’s report as required by the Hong Kong Stock Exchange Listing Rules relating to that fiscal year. These and any interim financial statements must be prepared in accordance with PRC accounting standards and, for so long as our H shares are listed on the Hong Kong Stock Exchange, in accordance with either Hong Kong accounting standards or HKFRS. The financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.

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

At the annual shareholders’ meeting held in 2005, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2005 by the conclusion of next annual shareholder’s meeting, June 15, 2006, or the date on which this resolution was otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. As of the date of this annual report, no such new shares have been issued.

The board of directors has proposed a special resolution to be considered at the annual shareholders’ meeting to be held in 2006, a special resolution is to be passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2006 by the conclusion of next annual shareholder’s meeting, June 15, 2007, or the date on which this resolution was otherwise revised or revoked, whichever is earlier, and to amend the articles of association accordingly. Our board of directors has no immediate plan to issue any new shares.

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

Board of Directors

Our directors are elected by our shareholders at shareholders’ general meetings. Because our domestic shares and H shares do not have cumulative voting rights, a holder of a majority of our ordinary shares is able to elect all of the directors. Directors are elected for a term of three years and may serve consecutive terms if re-elected.

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

If directors, supervisors or officers are found to have misappropriated our company’s assets or misused their position for personal gain, the PRC company law provides that any misappropriated or misused property be returned and any illegal proceeds received by the supervisor be confiscated, and allows us to impose punishment on them. In serious cases, criminal liability may also be imposed. According to our articles of association, our shareholders cannot bring a derivative suit against any director, supervisor or officer who has breached his fiduciary duties, and most disputes between H shareholders and directors, supervisors and officers are required to be resolved by final and binding arbitration.

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

Board of Supervisors

Our board of supervisors consists of five supervisors. At least one member of our board of supervisors must be an employee representative elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of the board of supervisors may not serve as director, president, vice president or financial controller of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

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

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) not fewer than two, and not more than 200, initial shareholders, (2) minimum paid-in capital of not less than RMB 5 million, (3) a board of directors of not fewer than five and not more than 19 members and (4) a board of supervisors of not fewer than three members.

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

A joint stock company may be liquidated involuntarily due to insolvency or voluntarily in accordance with the terms of its articles of association or duly adopted shareholders’ resolutions. The property of a joint stock company remaining after full payment of its liquidation expenses, wages, labor insurance premiums of its employees and statutory compensations, outstanding taxes and debts, is distributed in proportion to the holdings of its shareholders.

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

Powers and responsibilities of supervisors

Under PRC law, a PRC joint stock company must have a board of supervisors consisting of shareholder representatives and one or more employee representatives. Supervisors attend board meetings as non-voting observers. Directors, officers and company personnel in charge of financial matters may not serve as supervisors. The supervisors perform and exercise the following functions and powers:

•	examining the company’s financial affairs;

•	monitoring compliance with laws, regulations, the articles of association of the company and the shareholders resolutions by the directors and officers of the company; and suggesting removing the directors and officers who violate these laws and regulations;

•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;

•	proposing the holding of extraordinary shareholders’ meetings;

•	proposing new items to be inserted in the agenda of the shareholders’ meeting.

•	bringing lawsuits against directors or members of senior management, if they violate laws, regulations or articles of association of the company; and

•	exercising and performing other powers and functions provided for in the company’s articles of association.

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

Duties of directors, supervisors and officers

Under PRC law, directors, supervisors and officers of a joint stock company are required to comply with relevant laws and regulations and the company’s articles of association. A director, supervisor or officer who contravenes any law, regulation or the company’s articles of association in the performance of his duties shall be personally liable to the company for any loss incurred by the company. Directors, supervisors and officers are required to carry out their duties honestly diligently and protect the interests of the company. They are also under a duty of confidentiality to the company and prohibited from divulging confidential information concerning the company, except as permitted by relevant laws and regulations or by a decision of a shareholders’ meeting. They may not use their position and authority in the company to seek personal gain. Directors and officers may not directly or indirectly engage in the same business as the company or in any other business detrimental to the interests of the company, and they are required to forfeit any profits from these activities to the company.

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

Limitations on transactions with interested directors, supervisors and officers

Under PRC law, directors and officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. Under PRC law, a company may not provide any guarantees to shareholders or any de facto control person of the company unless such guarantees are approved by a majority of shareholders present at the shareholders’ meeting, excluding the shareholder who will be provided such guarantees. Under the Mandatory Provisions, a director, supervisor or officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A director is not entitled to vote or be counted for quorum purposes in any board decision on any such transaction. The company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or officer. The company may not loan or provide any guarantees to directors, supervisors or officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.

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

Election and removal of directors

Under PRC law, the term of office of directors of a joint stock company must be specified in the articles of association, but may not exceed three years. Directors may be re-elected. No director may be removed from office without cause by shareholders prior to the expiration of the director’s term. PRC law does not contemplate a classified board of directors.

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

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any shareholder opposing such an amalgamation or business combination may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding one-third of the total fixed assets of the company requires the approval of at least two thirds of shareholders at the meeting where a quarum presents.

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

Shareholders’ rights of inspection of corporate records

Under PRC law, shareholders are entitled to inspect the articles of association, register of shareholders, corporate bond counter foils, minutes of shareholders’ meetings and board meetings and reports of the financial accounts of the company. In addition, the Mandatory Provisions provide that, after paying reasonable fees, shareholders are entitled to inspect the company’s shareholder list, certain personal information on the directors, supervisors and officers, the company’s capital position and certain information regarding share repurchases conducted by the company during the most recent fiscal year.

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

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. Until July 20, 2006, the People’s Bank of China had been setting and publishing daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

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

Taxation of Dividends

Individual investors. According to the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System, or the Provisional Regulations, and the Individual Income Tax Law issued on September 10, 1980 and amended on October 31, 1993, August 30, 1999 and October 27, 2005, respectively dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Share (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or overseas shares, such as H shares, are temporarily not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on overseas shares, including H shares and ADSs.

The Individual Income Tax Law of China, as amended, foreign individuals are subject to withholding tax on dividends paid by a Chinese company at a rate of 20%. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations and the Individual Income Tax Law. The withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Notice.

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

Taxation of Capital Gains

The Tax Notice provides that gains realized by enterprises that are holders of Overseas Shares would, temporarily, not be subject to capital gains taxes. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, or the Provisions, stipulated that income tax on gains realized on the sale of equity shares would be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated February 9, 1996 and March 30, 1998. In the event this temporary exemption is withdrawn or ceases to be effective, individual holders of H shares may be subject to capital gains tax at the rate of 20% unless such tax is reduced or eliminated by an applicable double taxation treaty. If tax on capital gains from the sale of H shares become applicable, it is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in the Company of 25% or more, but this position is uncertain and the Chinese authorities may take a different position.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for and the market value of the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of H shares. Where one of the parties is resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of H Shares whose deaths occur on or after February 11, 2006.

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

Taxation of Dividends

Subject to the discussion below under “—Special Rules”, cash distributions with respect to the H shares or ADSs owned by a U.S. Holder will, upon receipt, be includible in the gross income of such U.S. Holder as ordinary dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any such cash distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in such H shares or ADSs and, to the extent the amount of such cash distribution exceeds adjusted tax basis, will be treated as gain from the sale of such H shares or ADSs. Dividends paid by us generally will constitute income from sources outside the United States for foreign tax credit limitation purposes and will not be eligible for the “dividends received” deduction.

Dividends received by individuals during taxable years beginning on or before December 31, 2010 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 15%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

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

Sale or other Disposition of H Shares or ADSs

Subject to the discussion below under “—Special Rules”, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of H shares or ADSs that it owns in an amount equal to the difference between the amount realized from the sale or disposition and the U.S. Holder’s adjusted tax basis in such H shares or ADSs. The gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) or loss if, on the date of sale or disposition, such H shares or ADSs were held by the U.S. Holder for more than one year and will generally be U.S. source gain or loss. The claim of a deduction in respect of a capital loss may be subject to limitations.

A U.S. Holder that receives Hong Kong dollars (or other foreign currency) from the sale or disposition generally will realize an amount equal to the U.S. dollar value of the Hong Kong dollars (or such other foreign currency) on the settlement date of the sale or disposition if (i) the U.S. Holder is a cash basis or electing accrual basis taxpayer and our H shares or ADSs, as the case may be, are treated as being “traded on an established securities market” for this purpose or (ii) the settlement date is the date of the sale or disposition. If the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the settlement date, the U.S. Holder should not recognize foreign currency gain or loss on the conversion. If the Hong Kong dollars (or such other foreign currency) so received are not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to the U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Hong Kong dollars (or other currency) from a sale or disposition of the H shares or ADSs in cases not described in this paragraph.

Special Rules

Related Person Insurance Income. Certain adverse U.S. income and tax reporting rules may apply to U.S. shareholders who, directly or indirectly, own stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-U.S. corporation’s direct or indirect shareholders are U.S. persons. RPII is generally defined as insurance income derived from the insurance (or reinsurance) of insureds who are U.S. shareholders in the non-U.S. corporation or who are related to such U.S. shareholders. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII incurred by us for the year, regardless of whether such income is distributed, and also to file I.R.S. Form 5471, disclosing certain information regarding their direct or indirect ownership of China Life. Special rules apply for purposes of determining each U.S. shareholder’s pro rata share of any RPII. For organizations that are otherwise exempt from U.S. federal income tax under section 501(a) of the Code, any such income would constitute “unrelated business taxable income.” These rules could also apply to convert some or all of the gain recognized from the sale or disposition of H shares or ADSs from capital gain to ordinary income and to require such gain to be reported on I.R.S. Form 5471.

Under a statutory exception, these rules do not apply if less than 20% of the non-U.S. corporation’s insurance income is RPII or if less than 25% of the non-U.S. corporation’s stock is owned by U.S. shareholders. Because CLIC holds 72.2% of our share capital, and because we do not offer or intend to offer our products and services in the United States, it is highly unlikely that the RPII rules will apply. If more of our shares are sold to the public in the future, it is possible that such rules could apply at a later date.

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

We believe that we were in 2005, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2005, and will not, have financial reserves in excess of the reasonable needs of our insurance business. Accordingly, our income and assets should not be passive income and passive assets. As a result, we do not expect to be classified as a PFIC for any tax year. However, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

In general, a U.S. shareholder of a PFIC is subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) its shares in the PFIC. In general, a shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the shares was earned in equal portions throughout the holder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax for the period. The special tax and the interest charge generally will not apply to a U.S. shareholder that validly makes a “qualified electing fund” election under section 1295 of the Code with respect to the shares of the PFIC. We do not intend to comply with the requirements necessary to permit a U.S. Holder to make such an election with respect to H shares or ADSs.

The above results may also be avoided if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If the election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, its H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income), and to make corresponding adjustments to the tax basis of such H shares or ADSs. In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income). A mark-to-market election is available to a U.S. Holder only if our H shares or ADSs are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury Regulations. We do not know whether our H shares or ADSs will be treated as marketable stock for these purposes.

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

The following discussions and tables, which constitute “forward-looking statements” that involve risks and uncertainties, summarize our market-sensitive financial instruments including fair value and maturity. Such discussions address market risk only and do not present other risks which we face in the normal course of business.

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

For the year ended December 31, 2005 and 2004, the investment yield was 3.86% and 3.46%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2005 and 2004.

	Expected Maturity Date
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Hold-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	2,338	3,875	4,165	28,081	5,063	180,994	224,516	236,783
Average interest rate	6.11%	4.72%	3.39%	3.97%	2.85%	4.14%	4.11%

in US$	—	—	16	—	—	—	16	16
Average interest rate	—	—	3.65%	—	—	—	3.65%

Variable rate bonds
in RMB	377	495	16	6,226	1,972	6,890	15,976	16,402
Average interest rate	3.24%	2.67%	2.89%	4.80%	3.94%	3.55%	4.05%

in US$	—	—	—	—	1,009	—	1,009	1,009
Average interest rate	—	—	—	—	4.67%	—	4.67%

Term deposits (excluding structured deposits) in RMB	10,563	53,195	46,487	41,200	6,380	2,000	159,825	159,825
Average interest rate	4.08%	4.05%	3.58%	4.11%	4.11%	5.40%	3.95%

in US$	—	—	242	—	—	—	242	242
Average interest rate	—	—	4.11%	—	—	—	4.11%

Structured deposits (1)

in US$	—	—	—	—	—	4,802	4,802	4,538
Average interest rate	—	—	—	—	—	7.80%	7.80%

Liabilities
Securities sold under agreements to repurchase	4,731	—	—	—	—	—	4,731	4,731

	Expected Maturity Date
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Average interest rate	1.70%	—	—	—	—	—	1.70%

Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001	219,973
Average interest rate	2.2%	2.0%	2.0%	2.0%	2.9%	3.1%	2.3%

Investment contracts	6,568	856	1,276	846	983	33,573	44,102	36,712
Average interest rate	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Other-than-trading

Fixed rate bonds	1,145	5,597	5,501	4,861	25,959	93,453	136,516	131,792
Average interest rate	2.73%	3.11%	3.61%	3.29%	4.07%	4.02%	3.95%

Term deposits (excluding structured deposits) in RMB	2,343	3,727	53,195	47,840	41,200	16,931	165,236	165,236
Average interest rate	4.47%	4.54%	4.04%	3.58%	4.11%	4.57%	4.00%

in US$	5,462	—	—	—	—	—	5,462	5,462
Average interest rate	2.28%	—	—	—	—	—	2.28%

Structured deposits (1)

in US$	—	—	—	—	331	4,469	4,800	4,789
Average interest rate	—	—	—	—	6.29%	8.05%	7.93%

Securities purchased under agreements to resell	279	—	—	—	—	—	279	279
Average interest rate	2.49%	—	—	—	—	—	2.49%

Variable rate bonds	—	1,928	1,055	456	6,130	8,326	17,895	17,719
Average interest rate	—	2.79%	2.43%	2.62%	4.57%	3.32%	3.62%

Liabilities

Long-term investment type insurance contracts	1,815	6,841	46,978	60,485	48,950	26,816	191,885	176,711
Average interest rate	2.6%	2.1%	2.0%	2.0%	2.0%	3.1%	2.2%

Investment contracts	2,238	571	740	452	574	29,536	34,111	27,494
Average interest rate	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2005 and 2004.

	As of December 31,
	2004		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	17,271	17,271	39,548	39,548
Financial assets at fair value through income/trading	4,674	4,674	13,287	13,287
Available-for-sale/non-trading	12,597	12,597	26,261	26,261

A hypothetical 10% decline in the December 31, 2004 and 2005 value of the equity securities held for non-trading would result in an unrealized loss of approximately RMB 1,260 million and RMB 2,626 million, respectively.

A hypothetical 10% decline in the December 31, 2004 and 2005 value of the equity securities held for trading would result in a charge to the income statement of approximately RMB 467 million and RMB 1,329 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our indebtedness and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 639 million (US$79 million) foreign exchange losses for the year ended December 31, 2005, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2005 and 2004.

	Expected Maturity Date
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	—	2	—	125	—	127	127
Average interest rate	—	—	3.65%	—	4.67%	—	4.65%

Term deposits (excluding structured deposits)
in US$	—	—	30	—	—	—	30	30
Average interest rate	—	—	4.11%	—	—	—	4.11%

Structured deposits (1)
in US$	—	—	—	—	—	595	595	562
Average interest rate	—	—	—	—	—	7.80%	7.80%

Cash and Cash equivalents
in US$	1,921	—	—	—	—	—	1,921	1,921
Average interest rate	4.61%	—	—	—	—	—	4.61%

in HK$	204	—	—	—	—	—	204	204
Average interest rate	4.40%	—	—	—	—	—	4.40%

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(in millions)
Term deposits (excluding structured deposits)
in US$	660	—	—	—	—	—	660	660
Average interest rate	2.28%	—	—	—	—	—	2.28%

Structured deposits (1)
in US$	—	—	—	—	40	540	580	579
Average interest rate	—	—	—	—	6.29%	8.05%	7.93%

Cash and Cash equivalents
in US$	1,841	—	—	—	—	—	1,841	1,841
Average interest rate	n/a						n/a

	Expected Maturity Date
As of December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair value
	(in millions)
in HK$	297	—	—	—	—	—	297	297
Average interest rate	n/a						n/a

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts dominated in foreign currencies in China, part of which were held as structured deposits. We converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation during its initial public offering in 2005, a small portion of which was sold early this year, and approximately US$125 million for investments in foreign-currency dominated debts in China. We have also agreed to subscribe for such number of H shares of Bank of China Limited that may be purchased for approximately HK$1,163 million during its initial public offering at offering price.

ITEM 15.	CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

In April 2006, in connection with their audit of our consolidated financial statements as of December 31, 2005 and for the year then ended, our independent registered public accounting firm, PricewaterhouseCoopers, identified to our audit committee certain internal control deficiencies in our internal control over financial reporting that they considered to constitute material weaknesses in our internal control over financial reporting. Effective in 2005, the auditing standard under which independent public accounting firms report internal control deficiencies, Statement on Auditing Standards Section 325, was amended. Prior to the amendment, significant weaknesses were reported to management and the audit committee and disclosed, as appropriate, under the context of reportable conditions. Following the amendment, independent public accounting firms are required to evaluate internal control deficiencies and categorize identified weaknesses as “material weakness”, “significant deficiencies” or “deficiencies”.

The internal control deficiencies that were identified as material weaknesses were: China Life does not have sufficient H.K. GAAP, U.S. GAAP accounting and actuarial professional staffing; the audit committee does not have a financial expert as defined under the relevant rules of the SEC; the need to strengthen the centralized management by China Life’s headquarters over the accounting and operations of its branches and the need to strengthen the supervision and control by China Life’s headquarters of the provincial-level IT infrastructure, application development, maintenance and access control; and the need to strengthen management over short-term products.

PricewaterhouseCoopers further advised the audit committee that the internal control deficiencies it identified did not affect PricewaterhouseCoopers’ report on our consolidated financial statements as of December 31, 2005 and for the year then ended included in this annual report.

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

Acting under the supervision and guidance of our audit committee and board of directors, our management has worked, and will continue to work, to address these and other deficiencies in our internal control over financial reporting. Actions taken during 2005 and continuing include improving the supervision and management of investment risks, through, among other things, regular examinations, analysis and evaluation on the risks of investment assets, the introduction of an internationally advanced asset liability management system to enhance the management of China Life’s investment assets and insurance liabilities matching, and improve and strengthen the implementation of a dynamic system and control of our investment assets; further improving the vertically integrated management structure and the centralized internal audit system, with the addition of audit staff at provincial branches; revising and formulating a series of internal audit systems and working guidelines; conducting internal audit reviews on key risk and control areas and strengthening the supervision and inspection of rectifications and reforms of branches; establishing a new internal control and compliance department in January 2006; appointing Mr. Daniel Joseph Kunesh, the chairman of the Committee on Life Insurance Financial Reporting of the U.S. Society of Actuaries, as chief actuary; and recruiting Mr. Yang Zheng, member of the American Institute of Certified Public Accountants, as assistant to general manager of our finance department and our qualified accountant as required under Hong Kong Listing Rules. In addition, China Life recruited additional professional staffs in finance and actuarial areas and organized systematic trainings. A new system for short-term accident and health insurance business developed by China Life will implemented soon, based on which those insurance business will be managed centrally at provincial level. While noting the issues raised by PricewaterhouseCoopers, we believe that these and other actions taken to date have significantly improved our internal controls.

Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2005, we continued the preparation for compliance with Section 404 of the Sarbanes-Oxley Act. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal control over financial reporting, and, if so, will take corrective actions accordingly for their rectification. Our activities in 2006 are particularly focused on control issues at the corporate level. We cannot assure you that we will be able to complete the documentation, testing and, if appropriate, remediation work necessary to comply with Section 404 of the Sarbanes-Oxley Act, or that we or our independent public accountants will not identify material weaknesses in our internal control.

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2005, the end of the period covered by this annual report. This evaluation included, among other things, an assessment of the nature and extent of the internal control deficiencies identified by PricewaterhouseCoopers and our management and their impact on our disclosure controls and procedures and, where relevant, other procedures we have in place to mitigate the impact of such deficiencies on our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2005.

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

At the board meeting held on June 29, 2004, we adopted a code of business conduct and ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed the adopted code of business conduct and ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on May 27, 2005.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2005 and 2004.

	Audit Fees		Audit- Related Fees		Tax Fees	All Other Fees
	(RMB in millions)
2005	35	(1)	11	(2)	—	—
2004	32		—		—	—

(1)	audit fees include fees billed for professional services rendered for audits of the Group’s annual consolidated financial statements, review of interim financial statements, statutory audits of the Company and its subsidiaries.

(2)	Audit-related fees include fees billed for services of internal control reviews

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2005, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

4.12	Property Leasing Agreement

4.13	Non-Competition Agreement*

4.14	Promoters Agreement for the Formation of China Life Pension Company Limited

4.15	Share Subscription Agreement for the Formation of a Property and Casualty Insurance Company

4.16	Service agreement with independent director Long Yongtuà

4.17	Service agreement with independent director Chau Tak Hayà

4.18	Service agreement with independent director Sun ShuyiΔ

4.19	Service agreement with independent director Cai RangΔ

No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and EthicsΔ

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.

Δ	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Wu Yan
Name: Wu Yan
Title: Director and President

Date: May 30, 2006

i

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, cash flow statements and consolidated statements of changes in equity present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (collectively referred to as the “Group”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with generally accepted accounting principles in Hong Kong. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Generally accepted accounting principles in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of the latter would have affected the determination of consolidated net profit/loss for each of the three years in the period ended December 31, 2005 and the determination of consolidated shareholders’ equity as of December 31, 2005 and 2004, to the extent summarized in Note 34 to the consolidated financial statements, except that property, plant and equipment on hand as of January 1, 1997 has been valued on the basis of a valuation performed as of January 1, 2000 rather than at historical cost less depreciation, which is required by U.S. GAAP. As explained in Note 2.5 to the consolidated financial statements, the Group acquired these assets from a predecessor company in 1997 and is unable to obtain historical cost information in respect of such assets from this predecessor.

PricewaterhouseCoopers

Hong Kong

April 18, 2006

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December 2005	As at 31 December 2004 (Restated (Note 2))
	Note	RMB million	RMB million
ASSETS
Property, plant and equipment	6	12,710	12,250
Deferred policy acquisition costs	7	37,741	32,787
Financial assets
Debt securities:		255,554	150,234
- held-to-maturity securities	8.1	146,297	79,603
- available-for-sale securities	8.2	96,425	—
- non-trading securities	8.2	—	69,791
- financial assets at fair value through income	8.3	12,832	—
- trading securities	8.3	—	840
Equity securities:		39,548	17,271
- available-for-sale securities	8.2	26,261	—
- non-trading securities	8.2	—	12,597
- financial assets at fair value through income	8.3	13,287	—
- trading securities	8.3	—	4,674
Term deposits	8.5	164,869	175,498
Statutory deposits-restricted	8.6	5,353	4,000
Policy loans		981	391
Securities purchased under agreements to resell	8.7	—	279
Accrued investment income	8.8	6,813	5,084
Premiums receivables	10	4,959	3,912
Reinsurance assets	11	1,182	1,297
Cash and cash equivalents		28,051	27,217
Other	12	1,458	3,451

Total Assets		559,219	433,671

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

		As at 31 December 2005	As at 31 December 2004 (Restated (Note 2))
	Note	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	13	1,784	1,215
- unearned premium reserves	13	5,147	5,212
Long-term traditional insurance contracts	13	124,656	89,698
Long-term investment type insurance contracts	13	237,001	191,885
Deferred income	14	34,631	27,603
Financial Liabilities
Investment contracts
- with discretionary participation feature (“DPF”)	15	42,230	32,476
- without DPF	15	1,872	1,635
Securities sold under agreements to repurchase	16	4,731	—
Annuity and other insurance balances payable		4,492	2,801
Premiums received in advance		2,951	2,447
Policyholder dividends payable		6,204	2,037
Other liabilities	17	4,106	4,922
Current income tax liabilities		525	38
Deferred tax liabilities	24	7,982	4,371
Statutory insurance fund	18	98	429

Total liabilities		478,410	366,769

Contingencies and commitments	30,31	—	—

Shareholders’ equity
Share capital	28	26,765	26,765
Reserves	29	37,225	31,573
Retained earnings		16,388	8,192

Total shareholders’ equity		80,378	66,530

Minority interest		431	372

Total equity		80,809	66,902

Total liabilities and equity		559,219	433,671

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED INCOME STATEMENT

		2005	2004			2003
			(Restated (Note 2))			(Restated (Note 2))
	Note	RMB million	RMB million			RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2005: RMB 80,651 million, 2004: RMB 65,878 million, 2003: RMB 69,157 million)		81,022		66,257		69,334
Less: premiums ceded to reinsurers		(769)		(1,182)		(1,571)

Net written premiums and policy fees		80,253		65,075		67,763

Net change in unearned premium reserves		(215)		(67)		(547)

Net premiums earned and policy fees		80,038		65,008		67,216

Net investment income	19	16,685		11,317		9,825
Net realised losses on financial assets	20	(510)		—		—
Net realised losses on investments	20	—		(237)		868
Net fair value gains on assets at fair value through income	21	260		—		—
Net unrealised losses on trading securities	21	—		(1,061)		247
Other income		1,739		1,779		727

Total revenues		98,212		76,806		78,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	22	(8,311)		(6,816)		(8,570)
Accident and health claims and claim adjustment expenses	22	(6,847)		(6,418)		(4,882)
Increase in long-term traditional insurance contracts liabilities	22	(33,977)		(25,361)		(39,966)
Interest credited to long-term investment type insurance contracts	22	(4,894)		(3,704)		(6,811)
Interest credited to investment contracts		(973)		(616)		(449)
Increase in deferred income		(8,521)		(7,793)		(5,942)
Policyholder dividends resulting from participation in profits		(5,359)		(2,048)		(1,207)
Amortisation of deferred policy acquisition costs	7	(7,766)		(6,263)		(5,023)
Underwriting and policy acquisition costs		(1,845)		(1,472)		(1,294)
Administrative expenses		(7,237)		(6,585)		(6,862)
Other operating expenses		(798)		(131)		(872)
Interest expenses on bank borrowings		—		—		(7)
Statutory insurance fund		(174)		(96)		(85)

Total benefits, claims and expenses		(86,702)		(67,303)		(81,970)

Net Profit/loss before income tax expenses	23	11,510		9,503		(3,087)
Income tax expenses	24	(2,145)		(2,280)		(1,180)

Net profit/loss		9,365		7,223		(4,267)

Attributable to:
- shareholders of the Company		9,306		7,171		(4,252)
- minority interest		59		52		(15)

Basic and diluted earnings per share	25	RMB 0.35	RMB	0.27	RMB	(0.21)

Dividends proposed after the balance sheet date	26	1,338		Nil		Nil

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the Company			Minority Interest	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
		(Note 29)
At 1 January 2003	—	1,430	(244,666)	165	(243,071)
Net loss	—	—	(4,252)	(15)	(4,267)
Appropriation to statutory reserves	—	53	(53)	—	—
Unrealised losses, net of tax	—	(2,732)	—	—	(2,732)
Capital contribution by CLIC pursuant to restructuring	20,000	17,358	250,591	(150)	287,799
Issue of shares	6,765	19,328	—	—	26,093
Share issue expenses	—	(1,386)	—	—	(1,386)
Capital contribution by minority shareholder	—	—	—	320	320

At 31 December 2003	26,765	34,051	1,620	320	62,756

At 1 January 2004	26,765	34,051	1,620	320	62,756
Net profit	—	—	7,171	52	7,223
Appropriation to statutory reserves	—	599	(599)	—	—
Unrealised losses, net of tax	—	(3,077)	—	—	(3,077)

At 31 December 2004	26,765	31,573	8,192	372	66,902

At 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	9,306	59	9,365
Appropriation to statutory reserves	—	1,110	(1,110)	—	—
Unrealised gains, net of tax	—	4,542	—	—	4,542

At 31 December 2005	26,765	37,225	16,388	431	80,809

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004	2003
		(Restated (Note 2))	(Restated (Note 2))
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit/(loss) attributable to shareholders of the Company	9,306	7,171	(4,252)

Adjustments for non-cash items:
Changes in minority interest	59	52	(15)
Net realised and unrealised gains/losses on financial assets	250	—	—
Net realised and unrealised losses on investments	—	1,298	(1,115)
Amortisation of deferred policy acquisition costs	7,766	6,263	5,023
Interest credited to long-term investment type insurance contracts and investment contracts	5,867	4,320	7,260
Policy fees	(6,083)	(5,194)	(6,097)
Depreciation and amortisation	948	778	1,186
Amortisation of premiums and discounts	(130)	(120)	101
Loss on foreign exchange and impairments	646	8	189
Deferred income tax	1,373	2,201	1,041

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(14,131)	(13,478)	(11,806)
Financial assets at fair value through income	(20,321)	—	—
Trading securities	—	(1,406)	(497)
Receivables and payables	3,096	(2,364)	1,120
Reserves for claims and claim adjustment expenses	569	401	(65)
Unearned premium reserves	(65)	(170)	547
Deferred income	8,570	7,793	5,942
Long-term traditional insurance contracts	34,108	25,361	39,948

Net cash inflow from operating activities	31,828	32,914	38,510

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Debt securities	15,502	21,805	36,507
Equity securities	46,555	7,934	4,514
Property, plant and equipments	31	67	263
Purchases:
Debt securities	(102,427)	(105,051)	(71,540)
Equity securities	(58,214)	(13,005)	(13,575)
Property, plant and equipments	(1,484)	(970)	(2,242)
Term deposits, net	9,008	(38,306)	(75,724)
Securities purchased under agreements to resell	279	13,723	13,854
Other	(590)	(275)	(69)

Net cash outflow from investing activities	(91,340)	(114,078)	(108,012)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	2005	2004	2003
		(Restated (Note 2))	(Restated (Note 2))
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from minority shareholders	—	—	320
Proceeds from shares issued	—	—	24,710
Proceeds from investment in securities sold under agreements to repurchase, net	4,731	(6,448)	2,846
Deposits in long-term investment type insurance contracts and investment contracts	85,946	88,736	91,343
Withdrawals from long-term investment type insurance contracts and investment contracts	(29,960)	(16,523)	(13,329)
Repayment of bank borrowings	—	—	(2)
Cash and cash equivalents retained by CLIC upon the consummation of the Restructuring (Note 2.1)	—	—	(8,299)

Net cash inflow from financing activities	60,717	65,765	97,589

Net increase / (decrease) in cash and cash equivalents	1,205	(15,399)	28,087

Cash and cash equivalents
Beginning of year	27,217	42,616	14,529

Foreign currency losses on cash and cash equivalents	(371)	—	—

End of year	28,051	27,217	42,616

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	12,448	12,540	28,555
Short-term bank deposits	15,603	14,677	14,061

Supplemental cash flow information

Dividend Received	306	646	312
Interest Received	14,552	8,425	9,277
Income Tax Paid	279	168	8
Interest Paid	—	—	7

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life insurance, annuity, accident and health insurance products in China.

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

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16, Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company has a primary listing on the Stock Exchange of Hong Kong and the New York Stock Exchange.

These consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consummation of the Restructuring occurred for accounting purposes on 30 September 2003, which is the date on which the Company and CLIC signed the legally binding restructuring agreement that identified all specific assets and liabilities to be transferred to the Company from CLIC.

Prior to the consummation of the Restructuring, the Transferred Business and Non-transferred Business have been historically under common management from a number of significant aspects, such as policy design, distribution, plan servicing, asset management, accounting and financing. Therefore, the Company’s consolidated financial statements for the year up to the date of the consummation of the Restructuring reflect the consolidated financial results of the business of CLIC and its subsidiaries (including both the Transferred Business and Non-transferred Business). Accordingly, the Company’s consolidated financial statements for the year ended 31 December 2003 included the results of the Transferred Business and Non-transferred Business up to 30 September 2003, the consummation date of the Restructuring and the results of the Transferred Business from 1 October 2003 to 31 December 2003. The consolidated financial statements for the year ended 31 December 2005 and 2004 include the results of the Transferred Business only.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

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

RMB million
(Restated)
ASSETS
Financial assets	114,989
Cash and cash equivalents	8,299
Premiums receivables	1,249
Property, plant and equipment, net of accumulated depreciation	6,966
Other	9,646

Total assets	141,149

Liabilities
Insurance contracts and investment contracts	(416,886)
Annuity and other insurance balances payable	(8,935)
Other liabilities	(2,003)
Statutory insurance fund	(1,124)

Total liabilities	(428,948)

Subtotal	(287,799)

Minority interests	(150)

Net liabilities relating to Non-transferred Business retained by CLIC	(287,949)

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”). The accounting policies and methods of computation used in the preparation of these consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of HKFRS that were effective for accounting periods commencing on or after 1 January 2005. These statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

In 2005, the Group adopted the new or revised standards of HKFRS listed below, which are relevant to its operations. Reclassifications of certain accounts have been made to the 2004 and 2003 comparatives, as required, in accordance with the relevant requirements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKAS 40	Investment Property
HKFRS 3	Business Combinations
HKFRS 4	Insurance Contract

The adoption of new or revised HKASs 1, 7, 8, 10, 12, 14, 16, 17, 18, 19, 21, 24, 27, 32, 33, 34, 36, 37, 38, 40 and HKFRS 3 did not result in substantial changes to the Group’s accounting policies. In summary:

•	HKASs 7, 8, 10, 12, 14, 16, 17, 18, 19, 21, 27, 33, 34, 36, 37, 38, 40 and HKFRS 3 had no material effect on the Group’s policies.

•	HKAS 1 has affected the order in which assets and liabilities are presented in the balance sheet and other disclosures and the presentation of minority interest in the income statement and in the statement of change in equity.

•	HKAS 24 has affected the identification of related parties and related-party disclosures.

•	HKAS 32 has required additional disclosures of information in respect of financial assets and financial liabilities.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than HKAS 39 which does not permit the Group to recognise, derecognise or measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 “Accounting for investments in securities” to investments in securities for the 2004 and 2003 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

The impact of the adoption of HKAS 39 and HKFRS 4 to the financial statements of the Group is as follows:

(i)	HKAS 39

The adoption of HKAS 39 resulted in a change in the accounting policy relating to the classification of financial assets at fair value through income and available-for-sale securities but no change in equity at 1 January 2005. The details of the adjustments to the consolidated balance sheet at 31 December 2005 and consolidated income statement for the year ended 31 December 2005 are as follows:

As at 31 December 2005
RMB million
Consolidated balance sheet

Increase:
Available-for-sale securities	122,686
Decrease:
Non-trading securities	(122,686)
Increase:
Financial assets at fair value through income	26,119
Decrease:
Trading securities	(26,119)

2005
RMB million
Consolidated income statement

Increase:
Net realised losses on financial assets	(510)
Decrease:
Net realised losses on investments	510
Increase:
Net fair value gains on assets at fair value through income	260
Decrease:
Net unrealised gains on trading securities	(260)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(ii)	HKFRS 4

The adoption of HKFRS 4 has resulted in a change in the classification of insurance contracts and investment contracts. HKFRS 4 applies to (i) all direct and assumed risk insurance contracts (“insurance contracts”) and (ii) all investment contracts with a discretionary participation feature (“investment contracts with DPF”) of the Group. All other contracts (“investment contracts without DPF”) of the Group fall into the scope of HKAS 39.

At the time of the Restructuring at 30 June 2003, insurance policies issued after 10 June 1999 were “transferred” to the Group. All insurance policies issued prior to that date were retained by CLIC and are referred to as the “non-transferred policies”. While the Group continues to administer the “non-transferred policies” under an administration agreement with CLIC, it has no continuing exposure to insurance risk related to the “non-transferred policies”. Liability adequacy tests (as described in note 2.8.1c) were performed for the “non-transferred policies” classified as long-term traditional insurance contracts and long-term investment type insurance contracts as of 31 December 2002 and 30 September 2003, using best estimate assumptions appropriate as of those dates. The additional reserve of RMB 67,773 million at 31 December 2002 and RMB 70,597 million at 30 September 2003 was required for long-term investment type insurance contracts, resulting in an additional change in the reserve of RMB 2,824 million, which has been included in insurance benefits and claims for the year ended 31 December 2003. Since the Restructuring, the “non-transferred policies” are no longer included in the Group’s financial statements. The increase in loss attributed to shareholders of the Company as the result of the additional reserve was offset by an increase in the capital contribution from CLIC of RMB2,824 million. Further, no additional reserves would have been required for the “transferred policies” and the policies issued since 30 June 2003 at any valuation date up to and including 31 December 2005 for the Group. As a result, there is no impact on the shareholders’ equity as at 31 December 2003, 2004 and 2005.

The details of the adjustments to the consolidated balance sheets as at 31 December 2005 and 31 December 2004 and the consolidated income statement for the year ended 31 December 2005, 2004 and 2003 are as follows:

	As at 31 December 2005	As at 31 December 2004
	RMB million	RMB million
Consolidated balance sheet

Increase:
Long-term traditional insurance contracts	124,656	89,698
Deferred income	34,631	27,603
Decrease:
Future life policyholder benefits	(159,287)	(117,301)
Increase:
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
- with DPF	42,230	32,476
- without DPF	1,872	1,635
Decrease:
Policyholder contract deposits and other funds	(281,103)	(225,996)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

	2005	2004	2003
	RMB million	RMB million	RMB million
Consolidated income statement

Increase:
Insurance benefits and claims
- Increase in long-term traditional insurance contracts liabilities	(33,977)	(25,361)	(39,966)
Increase in deferred income	(8,521)	(7,793)	(5,942)
Decrease:
Insurance benefits and claims
- Increase in future life policyholder benefits	42,498	33,154	43,084
Increase:
Insurance benefits and claims
- Interest credited to long-term investment type insurance contracts	(4,894)	(3,704)	(6,811)
Interest credited to investment contracts	(973)	(616)	(449)
Decrease:
Interest credited to policyholder contract deposits	5,867	4,320	7,260

Net impact: increase in loss attributed to shareholders of the Company	—	—	2,824

There was no impact on basic and diluted earnings per share for the year ended 31 December 2005 and 2004 from the adoption of HKAS 39 and HKFRS 4. For the year ended 31 December 2003, the basic and diluted losses per share changed from RMB 0.07 to RMB 0.21.

The Hong Kong Institute of Certified Public Accountants (“HKICPA”) has issued a number of new and revised standards and interpretations as set out below which are effective for accounting periods beginning on or after 1 January 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended 31 December 2005. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations. So far the Group do not expect the adoption of these new and revised standards and interpretations will have substantial changes to the Group’s accounting policies.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 (Amendment) and HKFRS 4 (Amendment)	Financial Guarantee Contracts
HKFRS 7	Financial Instruments: Disclosures
HKFRS Interpretation 4	Determining whether an Arrangement contains a Lease

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast the majority of votes at the meetings of the board of directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill which was not previously charged or recognised in the consolidated income statement.

2.3	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in Note 5.

2.4	Foreign currency translation

The functional currency of the Group’s operations is Renminbi. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except for certain assets acquired prior to 1 January 1997. These assets were acquired as a result of the prior restructuring in 1996 of People’s Insurance Company of China (“PICC”), a state-owned enterprise. The restructuring created CLIC’s predecessor as a specialised life insurance subsidiary of PICC. CLIC is unable to obtain historical cost information for assets which were transferred to CLIC in that restructuring. Accordingly, these assets are stated at deemed costs less accumulated depreciation. Deemed cost is determined on the basis of a valuation performed as of 1 January 2000.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	30 to 35 years
Leasehold improvements	Over the remaining term of the lease
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets

2.6.a	Investment in securities

From 1 January 2003 to 31 December 2004 the Group classified its investments in securities, other than subsidiaries, as held-to-maturity securities, trading securities and non-trading securities as further described below.

(i)	Held-to-maturity securities

Debt securities classified as held-to-maturity are those which the Group has the ability and positive intent to hold to maturity. Held-to-maturity securities are stated in the balance sheet at cost plus/less any premium/discount amortised to date. The premium or discount is amortised over the period to maturity and included as investment income in the income statement.

(ii)	Trading securities

Debt securities and equity securities which the Group purchases with the intention to resell in the near term are classified as trading and are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the income statement. Profit or loss on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, is recognised in the income statement.

(iii)	Non-trading securities

Investments other than those classified as held-to-maturity or trading are defined as non-trading and are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus/deficit transferred from the reserve, is recognised in the income statement.

From 1 January 2005 onwards, the Group classifies its investments into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that the Group has the positive intention and ability to hold to maturity.

(ii)	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group. The Group presently has no financial assets designated at fair value through income at inception.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Investment in securities (continued)

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

2.6.b	Recognition and measurement

Purchases and sales of investments are recognised on trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through income statement, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognised in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.6.d	Policy loans

Policy loans originated by the Group are carried at amortised cost, net of provision for impairment in value. All policy loans are due in 6 months.

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognised. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts

2.8.1	Insurance contracts and investment contracts with DPF

2.8.1.a	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses that are, at least in part, discretionary to the Group.

Insurance contracts and investment contracts with DPF are classified into three main categories. For these contracts, there was no major change in accounting policies as a result of adoption of new HKFRS.

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Hence, for single premium and limited pay contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognised in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities. Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of- premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.c.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a	Recognition and measurement (continued)

(iii) Long-term investment type insurance contracts and investment contracts with DPF

Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS 4.

During 2005, HKFRS 4 was adopted. HKFRS 4 permits the existing accounting policies to be applied to all contracts deemed to be insurance contracts under HKFRS 4. As a result, these long-term investment type insurance contracts and investment contracts with DPF continue to be accounted for as follows: revenue from these contracts consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in section 2.8.1.b). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

The policyholder liability for long-term investment type insurance contracts and investment contracts with DPF represents the accumulation of premium received less charges, as described above.

2.8.1.b	Deferred policy acquisition costs (“DAC”)

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. DAC are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.c.

DAC for long-term investment type insurance contracts and investment contracts with DPF are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

2.8.1.c	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision).

Any DAC written off as a result of the liability adequacy test cannot be subsequently reinstated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.d	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability become the responsibility of the Group.

2.8.1.e	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at least 70% of distributable surplus, which includes interest and realised gains and losses arising from the assets supporting these contracts; if this eligible surplus has not been declared and paid, it is included in the policyholder dividends payable. The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to participating policyholders in the future under the policy terms in respect of assets, is also included in the policyholder dividends payable.

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF represents the accumulation of premium received less charges.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (defined in section 2.8.1.b). Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts with DPF. Both are described in Note 2.8.1.a. Both deferred income amounts will be released to income statement over the remaining lifetime of the business. These amounts were previously included in the liability for future life policyholder benefits.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheets.

2.11	Employee benefits

Pension benefits

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

Termination and early retirement benefits

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

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

2.12	Revenue recognition

Premium and policy fees

Premiums from long-term traditional life insurance contracts are recognised as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognised when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognise premiums over the period of risk in proportion to the amount of insurance protection provided.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Revenue recognition (continued)

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, policy loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

2.13	Deferred taxation

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

2.14	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.15	Contingencies

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

2.16	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.17	Comparatives

The Group previously disclosed “proceeds from investment in securities sold under agreements to repurchase, net” within “cash flow from investing activities” in cash flow statement. Management of the Group believes that their inclusion in “cash flow from financing activities” in cash flow statement is a fairer representation of the Group’s activities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognised. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 13. If the investment return assumptions in all years were 1% lower or higher than the above, the insurance liabilities would increase by RMB8,885 million or decrease by RMB8,557 million. In these cases, there is no relief arising from reinsurance contracts held.

Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates are described in Note 13. Where the mortality rates increased or decreased by 10% from current assumptions, the liability would increase by RMB257 million or decrease by RMB263 million respectively. Where the morbidity rates increased or decreased by 10% from management’s estimate, the liability would increase by RMB310 million or decrease by RMB310 million respectively.

The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 13.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.3	Investments

The Group’s principal investments are debt securities, equity securities and term deposits. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets and liabilities are:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

•	Equity securities: fair values are based on current bid prices.

•	Term deposits (excluding structured deposits), and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•	Structured deposits: the market for structured deposits is not active, the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments. Due to the complexity of structured deposits, significant judgement and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

•	Policy loans: the carrying values for policy loans approximate fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expect outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group has entered into two reinsurance agreements. One agreement cedes 35% of the business associated with a critical illness product to a reinsurer on a quota share basis. The other agreement, written on a surplus basis, reinsures the Group for losses above a specified amount, which is RMB1 million per person for life insurance, RMB1 million per person for accident insurance and RMB0.3 million per person for health insurance. These agreements spread insured risk and reduce the effect of potential losses to the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

	2005		2004
	RMB million	%	RMB million	%
Product name

Premium
Kang Ning Whole Life *	21,425	33.4%	18,014	35.7%
Hong Xin endowment *	20,994	32.8%	12,279	24.3%
Others	21,653	33.8%	20,164	40.0%

Total	64,072	100.0%	50,457	100.0%

Insurance benefits
Qian Xi endowment *	3,222	38.8%	2,359	34.6%
Kang Ning Whole Life *	2,121	25.5%	1,668	24.5%
Others	2,968	35.7%	2,789	40.9%

Total	8,311	100.0%	6,816	100.0%

	2005		2004
	RMB million	%	RMB million	%
Liabilities of long-term traditional insurance contracts

Kang Ning Whole Life *	42,859	34.4%	31,822	35.5%
Hong Xin endowment *	21,549	17.3%	8,480	9.5%
Other	60,248	48.3%	49,396	55.0%

Total	124,656	100.0%	89,698	100.0%

*	Hong Xin endowment and Qian Xi endowment are two major long-term individual endowment traditional insurance contracts with DPF. Kang Ning Whole life is the biggest long-term individual whole life traditional insurance contract.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product provided by the Group in 2005. Hong Feng Endowment had RMB34,915 million of deposits in 2005, 55.5% of total received deposits of long-term investment type insurance contracts. Hong Tai Endowment and Hong Rui Endowment are the major products of long-term investment type insurance contracts provided by the Group in 2004. Hong Tai Endowment had RMB36,357 million of deposits in 2004, 54.0% of total received deposits of long-term investment type insurance contracts. Hong Rui Endowment had RMB17,521 million of deposits in 2004, 26.0% of total received deposits of long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2005 represented approximately 50% and 50% of gross and net life insurance premium and policy fees, respectively (2004: 47% and 47%, 2003: 44% and 44%). The net investment income, net realised gains/(losses) on financial assets and net fair value gains/(losses) on assets at fair value through income in 2005 are RMB11,102 million, RMB(318) million and RMB98 million respectively (2004: RMB7,140 million, RMB76 million and RMB(913) million; 2003: RMB4,004 million, RMB171 million and RMB(57) million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities expose it to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are interest rate risk, market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing interest rate risk, market risk, credit risk, and liquidity risk.

(i) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The table below summaries the effective interest rate at the balance sheet date rate across major applicable financial assets and financial liabilities.

As at 31 December	2005	2004
Financial assets other than at fair value through income
Debt securities
- held-to-maturity securities	4.6%	4.7%
- available-for-sale securities/non-trading securities	3.7%	3.4%
Term deposits	4.1%	4.3%
Cash and cash equivalents	3.0%	1.6%

Investment contracts with DPF	2.5%	2.5%
Investment contracts without DPF	2.3%	2.4%

The interest rates that are used to measure long-term traditional insurance contracts are disclosed in Note 13.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(i) Interest rate risk (continued)

The following table summaries the major financial assets and liabilities subject to interest rate risk at their contractual or estimated maturity date:

As at 31 December 2005	2006	2007	2008	2009	2010	Thereafter	Total
	(RMB million)
Debt securities at carrying value
-fixed rate	9,460	4,084	4,355	28,980	6,669	183,587	237,135
-variable rate	377	567	16	6,284	3,262	7,913	18,419
Term deposits
-fixed rate	6,133	1,845	2,489	100	60	4,479	15,106
-variable rate	4,430	51,350	44,240	41,100	6,320	2,323	149,763
Cash and cash equivalents	28,051	—	—	—	—	—	28,051

Total	48,451	57,846	51,100	76,464	16,311	198,302	448,474

Long-term traditional insurance contracts	188	10	12	19	23	124,404	124,656
Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001
Investment contracts
- with DPF	6,390	632	612	828	959	32,809	42,230
- without DPF	178	224	664	18	24	764	1,872
Securities sold under agreements to repurchase	4,731	—	—	—	—	—	4,731

Total	19,099	47,879	59,275	48,745	38,105	197,387	410,490

As at 31 December 2004	2005	2006	2007	2008	2009	Thereafter	Total
	(RMB million)
Debt securities at carrying value
-fixed rate	1,147	5,549	5,505	5,066	26,424	88,855	132,546
-variable rate	—	2,300	666	446	6,129	8,147	17,688
Term deposits
-fixed rate	5,505	200	1,845	2,200	265	15,400	25,415
-variable rate	2,300	3,527	51,350	45,640	41,266	6,000	150,083
Securities purchased under agreement to resell	279	—	—	—	—	—	279
Cash and cash equivalents	27,217	—	—	—	—	—	27,217

Total	36,448	11,576	59,366	53,352	74,084	118,402	353,228

Long-term traditional insurance contracts	1,172	215	223	209	237	87,642	89,698
Long-term investment type insurance contracts	1,815	6,841	46,978	60,485	48,950	26,816	191,885
Investment contracts
- with DPF	2,166	447	447	440	558	28,418	32,476
- without DPF	72	124	293	12	16	1,118	1,635

Total	5,225	7,627	47,941	61,146	49,761	143,994	315,694

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(ii) Market risk

The Group’s investments principally include term deposits, debt securities and equity securities. Prices of debt and equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s bond and stock markets are relatively unstable.

The Group manages market risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

The Group operates principally in PRC except for limited exposure to foreign exchange rate risk arise primarily with respect to structured deposits, debt securities and common stock denominated in US dollar (“US$”) or HK dollar (“HK$”).

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2005 and 2004.

	US$	HK$	Total
At 31 December 2005	RMB million	RMB million	RMB million
Equity securities	—	2,295	2,295
Debt securities	1,025	—	1,025
Term deposits (excluding structured deposits)	242	—	242
Structured deposits	4,802	—	4,802
Cash and cash equivalents	15,502	212	15,714

Total	21,571	2,507	24,078

	US$	HK$	Total
At 31 December 2004	RMB million	RMB million	RMB million
Term deposits (excluding structured deposits)	5,462	—	5,462
Structured deposits	4,800	—	4,800
Cash and cash equivalents	15,237	316	15,553

Total	25,499	316	25,815

(iii) Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(iv) Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

5	SEGMENT INFORMATION

5.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and traditional business. Participating life insurance business relates primarily to the sale of participating contracts, as described in Note 2.8.1.e. Traditional life insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating life insurance business and traditional life insurance business, as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of services to CLIC, as described in Note 27, and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised losses on financial assets/net realised losses on investments, net fair value gains on assets at fair value through income/net unrealised losses on trading securities and foreign exchange loss within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	68,888	1,267	10,867	—	81,022

Gross written premiums	63,205	867	—	—
-Term Life	184	24	—	—
-Whole Life	23,310	674	—	—
-Endowment	35,480	—	—	—
-Annuity	4,231	169	—	—

Policy fees	5,683	400	—	—

Net premiums earned and policy fees	68,749	1,257	10,032	—	80,038

Net investment income	14,682	1,788	215	—	16,685

Net realised losses on financial assets	(448)	(55)	(7)	—	(510)
Net fair value gains on assets at fair value through income	229	28	3	—	260

Other income	—	—	—	1,739	1,739

Segment revenues	83,212	3,018	10,243	1,739	98,212

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(567)	—	—	(8,311)
Accident and health claims and claim adjustment expenses	—	—	(6,847)	—	(6,847)
Increase in long-term traditional insurance contracts liabilities	(33,550)	(427)	—	—	(33,977)
Interest credited to long-term investment type insurance contracts	(4,867)	(27)	—	—	(4,894)
Interest credited to investment contracts	—	(973)	—	—	(973)

Increase in deferred income	(8,484)	(37)	—	—	(8,521)
Policyholder dividends resulting from participation in profits	(4,965)	(394)	—	—	(5,359)

Amortization of deferred policy acquisition costs	(6,955)	(544)	(267)	—	(7,766)
Underwriting and policy acquisition costs expensed in the year	(1,350)	(68)	(427)	—	(1,845)
Administrative expenses	(3,863)	(415)	(1,338)	(1,621)	(7,237)
Other operating expenses	(646)	(78)	(29)	(45)	(798)
Statutory insurance fund	(118)	(1)	(55)	—	(174)

Segment benefits, claims and expenses	(72,542)	(3,531)	(8,963)	(1,666)	(86,702)

Segment results	10,670	(513)	1,280	73	11,510

Income tax expenses	—	—	—	(2,145)	(2,145)

Net profit/(loss)	10,670	(513)	1,280	(2,072)	9,365

Attributable to:
- shareholders of the Company	10,670	(513)	1,280	(2,131)	9,306
- minority interest	—	—	—	59	59

Unrealised gains included in shareholders’ equity	3,997	487	58	—	4,542

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

	As at 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets

Financial assets	416,310	50,713	6,095	—	473,118
Deferred policy acquisition costs	36,229	909	603	—	37,741
Cash and cash equivalents	24,683	3,007	361	—	28,051

Segment assets	477,222	54,629	7,059	—	538,910

Unallocated
Property, plant and equipment					12,710
Other assets					7,599

Total					559,219

Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	—	—	1,784	—	1,784
- unearned premium reserves	—	—	5,147	—	5,147
Long-term traditional insurance contracts	123,457	1,199	—	—	124,656
Long-term investment type insurance contracts	235,847	1,154	—	—	237,001
Deferred income	34,104	527	—	—	34,631
Financial liabilities
Investment contracts
- with DPF	—	42,230	—	—	42,230
- without DPF	—	1,872	—	—	1,872
Securities sold under agreements to repurchase	4,163	507	61	—	4,731

Segment liabilities	397,571	47,489	6,992	—	452,052

Unallocated
Other liabilities					26,358

Total					478,410

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

	For the year ended 31 Dec 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	54,909	742	10,606	—	66,257

Gross written premiums	50,113	344	—	—
-Term Life	183	28	—	—
-Whole Life	19,629	316	—	—
-Endowment	26,511	—	—	—
-Annuity	3,790	—	—	—

Policy fees	4,796	398	—	—
Net premiums earned and policy fees	54,902	742	9,364	—	65,008
Net investment income	9,986	1,137	194	—	11,317
Net realised losses on investments	(209)	(24)	(4)	—	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	—	(1,061)
Other income	—	—	—	1,779	1,779

Segment revenues	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	—	—	(6,816)
Accident and health claims and claim adjustment expenses	—	—	(6,418)	—	(6,418)
Increase in long-term traditional insurance contracts liabilities	(25,341)	(20)	—	—	(25,361)
Interest credited to long-term investment type insurance contracts	(3,678)	(26)	—	—	(3,704)
Interest credited to investment contracts	—	(616)	—	—	(616)
Increase in deferred income	(7,672)	(121)	—	—	(7,793)
Policyholder dividends resulting from participation in profits	(1,909)	(139)	—	—	(2,048)
Amortization of deferred policy acquisition costs	(5,888)	(197)	(178)	—	(6,263)
Underwriting and policy acquisition costs expensed in the year	(1,038)	(13)	(421)	—	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)
Statutory insurance fund	—	—	(96)	—	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	—	—	—	(2,280)	(2,280)

Net profit/(loss)	8,503	(296)	1,172	(2,156)	7,223

Attributable to:
- shareholders of the Company	8,503	(296)	1,172	(2,208)	7,171
- minority interest	—	—	—	52	52

Unrealised losses included in shareholders’ equity	(2,715)	(309)	(53)	—	(3,077)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

	As at 31 December 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets

Financial assets	311,271	35,451	6,035	—	352,757
Deferred policy acquisition costs	31,466	1,054	267	—	32,787
Cash and cash equivalents	24,015	2,736	466	—	27,217

Segment assets	366,752	39,241	6,768	—	412,761

Unallocated
Property, plant and equipment					12,250
Other assets					8,660

Total					433,671

Liabilities
Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	—	—	1,215	—	1,215
- unearned premium reserves	—	—	5,212	—	5,212
Long-term traditional insurance contracts	88,985	713	—	—	89,698
Long-term investment type insurance contracts	190,791	1,094	—	—	191,885
Deferred income	27,039	564	—	—	27,603
Financial liabilities
Investment contracts
- with DPF	—	32,476	—	—	32,476
- without DPF	—	1,635	—	—	1,635

Segment liabilities	306,815	36,482	6,427	—	349,724

Unallocated
Other liabilities					17,045

Total					366,769

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5	SEGMENT INFORMATION (continued)

	For the year ended 31 Dec 2003
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	58,541	588	10,205	—	69,334

Gross written premiums	52,773	260	—	—
-Term Life	293	8	—	—
-Whole Life	25,821	252	—	—
-Endowment	17,819	—	—	—
-Annuity	8,840	—	—	—
Policy fees	5,768	328	—	—

Net premiums earned and policy fees	58,541	588	8,087	—	67,216
Net investment income	8,472	1,190	163	—	9,825
Net realised losses on investments	748	108	12	—	868
Net unrealised losses on trading securities	207	36	4	—	247

Other income	—	—	—	727	727

Segment revenues	67,968	1,922	8,266	727	78,883

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(826)	—	—	(8,570)
Accident and health claims and claim adjustment expenses	—	—	(4,882)	—	(4,882)
Increase in long-term traditional insurance contracts liabilities	(39,454)	(512)	—	—	(39,966)
Interest credited to long-term investment type insurance contracts	(5,029)	(1,782)	—	—	(6,811)
Interest credited to investment contracts	—	(449)	—	—	(449)
Increase in deferred income	(6,043)	101	—	—	(5,942)
Policyholder dividends resulting from participation in profits	(1,152)	(55)	—	—	(1,207)
Amortization of deferred policy acquisition costs	(4,873)	(47)	(103)	—	(5,023)
Underwriting and policy acquisition costs expensed in the year	(882)	(8)	(404)	—	(1,294)
Administrative expenses	(5,047)	(131)	(1,347)	(337)	(6,862)
Other operating expenses	(246)	(6)	(65)	(555)	(872)
Interest expenses on bank borrowings	—	—	—	(7)	(7)
Statutory insurance fund	—	—	(85)	—	(85)

Segment benefits, claims and expenses	(70,470)	(3,715)	(6,886)	(899)	(81,970)

Segment results	(2,502)	(1,793)	1,380	(172)	(3,087)

Income tax expenses	—	—	—	(1,180)	(1,180)

Net profit/(loss)	(2,502)	(1,793)	1,380	(1,352)	(4,267)

Attributable to:
- shareholders of the Company	(2,502)	(1,793)	1,380	(1,337)	(4,252)
- minority interest	—	—	—	(15)	(15)

Unrealised losses included in shareholders’ equity	(2,356)	(331)	(45)	—	(2,732)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	PROPERTY, PLANT AND EQUIPMENT

	2005
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or deemed cost
At 1 January 2005	11,669	2,304	1,722	803	126	16,624
Additions	72	484	56	753	17	1,382
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	—	(465)	10	—

At 31 December 2005	12,144	2,746	1,711	1,086	152	17,839

Accumulated depreciation
At 1 January 2005	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)
Charges for the year	(380)	(313)	(174)	—	(17)	(884)
Disposals	4	62	63	—	—	129

At 31 December 2005	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)

Net book value
At 1 January 2005	9,881	1,015	508	803	43	12,250

At 31 December 2005	9,980	1,206	386	1,086	52	12,710

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	2004
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost or deemed cost
At 1 January 2004	11,018	1,868	1,689	1,101	153	15,829
Additions	48	443	77	477	18	1,063
Disposals	(164)	(15)	(44)	—	(45)	(268)
Transfers upon completion	767	8	—	(775)	—	—
At 31 December 2004	11,669	2,304	1,722	803	126	16,624

Accumulated depreciation and impairment
At 1 January 2004	(1,674)	(992)	(1,100)	—	(55)	(3,821)
Charges for the year	(208)	(311)	(155)	—	(72)	(746)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	97	14	41	—	44	196

At 31 December 2004	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)

Net book value
At 1 January 2004	9,344	876	589	1,101	98	12,008

At 31 December 2004	9,881	1,015	508	803	43	12,250

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	DEFERRED POLICY ACQUISITION COSTS

	2005	2004	2003
	RMB million	RMB million	RMB million
Gross
At 1 January	32,981	25,164	18,411
Acquisition costs deferred	14,231	13,672	11,818
Amortisation charged through income	(7,960)	(6,559)	(5,350)
Amortisation charged through equity	(1,411)	704	285

At 31 December	37,841	32,981	25,164

Ceded
At 1 January	(194)	(296)	(327)
Acquisition costs deferred	(100)	(194)	(296)
Amortisation charged through income	194	296	327

At 31 December	(100)	(194)	(296)

Net
At 1 January	32,787	24,868	18,084
Acquisition costs deferred	14,131	13,478	11,522
Amortisation charged through income	(7,766)	(6,263)	(5,023)
Amortisation charged through equity	(1,411)	704	285

At 31 December	37,741	32,787	24,868

DAC excluding unrealised (gains)/losses	38,188	31,823	24,608
DAC recorded in unrealised (gains)/losses	(447)	964	260

Total	37,741	32,787	24,868

Current	603	267	178
Non-current	37,138	32,520	24,690

Total	37,741	32,787	24,868

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
At 31 December 2005

Debt securities
Government bonds	90,067	8,652	(13)	98,706
Government agency bonds	28,609	1,650	(12)	30,247
Corporate bonds	3,257	310	—	3,567
Subordinated bonds/debts	24,364	901	—	25,265

Total	146,297	11,513	(25)	157,785

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
At 31 December 2004

Debt securities
Government bonds	52,512	68	(146)	52,434
Government agency bonds	4,942	5	(59)	4,888
Corporate bonds	2,714	86	(18)	2,782
Subordinated bonds/debts	19,435	209	(28)	19,616

Total	79,603	368	(251)	79,720

Contractual maturity schedule	Amortised cost		Estimated fair value
	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	687	—	694	—
After one year but within five years	35,481	31,010	37,256	30,948
After five years but within ten years	53,750	42,832	58,878	43,071
After ten years	56,379	5,761	60,957	5,701

Total	146,297	79,603	157,785	79,720

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.2	Available-for-sale securities/ Non-trading securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
At 31 December 2005

Debt securities
Government bonds	49,180	1,157	(415)	49,922
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	95,220	2,114	(909)	96,425

Equity securities
Funds	24,845	422	(153)	25,114
Common stock	1,009	138	—	1,147

Subtotal	25,854	560	(153)	26,261

Total	121,074	2,674	(1,062)	122,686

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.2	Available-for-sale securities/ Non-trading securities (continued)

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
At 31 December 2004

Debt securities
Government bonds	43,871	109	(4,368)	39,612
Government agency bonds	26,645	231	(438)	26,438
Corporate bonds	4,292	3	(554)	3,741

Subtotal	74,808	343	(5,360)	69,791

Equity securities
Funds	13,243	22	(668)	12,597

Total	88,051	365	(6,028)	82,388

	Amortised cost		Estimated fair value
Debt securities-contractual maturity schedule	2005	2004	2005	2004
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	2,028	1,145	2,043	1,147
After one year but within five years	15,437	20,477	15,995	20,235
After five years but within ten years	37,892	32,923	38,371	30,797
After ten years	39,863	20,263	40,016	17,612

Total	95,220	74,808	96,425	69,791

The proceeds from sales of available-for-sale securities/non-trading securities and the gross realised gains/(losses) for the years ended 31 December 2005, 2004 and 2003 were as follows:

	2005	2004	2003
	RMB million	RMB million	RMB million
Proceeds from sales of available–for-sale securities/non-trading securities	59,806	26,160	40,339
Gross realised gains	301	127	919
Gross realised losses	(68)	(32)	(118)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.3	Financial assets at fair value through income/trading securities

	2005	2004
	RMB million	RMB million
Debt securities
Government bonds	3,229	840
Government agency bonds	7,116	—
Corporate bonds	1,759	—
Subordinated bonds/debts	728	—

Subtotal	12,832	840

Equity securities
Funds	8,408	4,674
Common stocks	4,875	—
Warrants	4	—

Subtotal	13,287	4,674

Total	26,119	5,514

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.4	Listed and unlisted debt securities and equity securities at carrying value

	2005	2004
	RMB million	RMB million
Listed debt securities - mainland, PRC
Government bonds	62,192	45,232
Corporate bonds	4,377	2,954

Subtotal	66,569	48,186

Unlisted debt securities
Government bonds	81,026	47,732
Government agency bonds	66,387	31,380
Corporate bonds	11,954	3,501
Subordinated bonds/debts	29,618	19,435

Subtotal	188,985	102,048

Listed equity securities
Common stocks
- listed in HK, PRC	2,294	—
- listed in mainland, PRC	3,728	—
Funds - listed in mainland, PRC	5,057	4,674
Warrants - listed in mainland, PRC	4	—

Subtotal	11,083	4,674

Unlisted equity securities
Funds	28,465	12,597

Total	295,102	167,505

As of 31 December 2005, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB184,913 million (2004: RMB84,025 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.5	Term deposits

	2005	2004
	RMB million	RMB million
Contractually maturing:
Within one year	10,563	7,805
After one year but within five years	147,504	146,293
After five years but within ten years	3,502	17,503
After ten years	3,300	3,897

Total	164,869	175,498

Included in term deposits are structured deposits of RMB4,802 million (2004: RMB4,800 million). The interest rates of these deposits fluctuate based on changes in certain interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are carried at amortised cost.

8.6	Statutory deposits – restricted

	2005	2004
	RMB million	RMB million
Contractually maturing:
After one year but within five years	5,353	4,000

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

8.7	Securities purchased under agreements to resell

	2005	2004
	RMB million	RMB million
Contractually maturing:
Within 30 days	—	79
After 30 days but within 90 days	—	200

Total	—	279

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8	FINANCIAL ASSETS (continued)

8.8	Accrued investment income

	2005	2004
	RMB million	RMB million
Term deposits	2,983	2,843
Debt securities	3,805	2,203
Others	25	38

Total	6,813	5,084

	2005	2004
	RMB million	RMB million
Current	6,802	5,081
Non-current	11	3

Total	6,813	5,084

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of investments are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the surrender value before surrender charges that the Group is required to pay if such payment is immediately demanded by the holders of investment contracts.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	2005	2004
	RMB million	RMB million
Debt securities	267,042	150,351
Equity securities	39,548	17,271
Term deposits (excluding structured deposits)	160,067	170,698
Structured deposits	4,538	4,789
Statutory deposits - restricted	5,353	4,000
Securities purchased under agreements to resell	—	279
Policy loans	981	391
Cash and cash equivalents	28,051	27,217
Long-term investment type insurance contracts	(219,973)	(176,711)
Investment contracts with DPF	(35,039)	(26,117)
Investment contracts without DPF	(1,673)	(1,377)
Securities sold under agreements to repurchase	(4,731)	—

	Carrying value
	2005	2004
	RMB million	RMB million
Debt securities	255,554	150,234
Equity securities	39,548	17,271
Term deposits (excluding structured deposits)	160,067	170,698
Structured deposits	4,802	4,800
Statutory deposits - restricted	5,353	4,000
Securities purchased under agreements to resell	—	279
Policy loans	981	391
Cash and cash equivalents	28,051	27,217
Long-term investment type insurance contracts	(237,001)	(191,885)
Investment contracts with DPF	(42,230)	(32,476)
Investment contracts without DPF	(1,872)	(1,635)
Securities sold under agreements to repurchase	(4,731)	—

10	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 2 months.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11	REINSURANCE ASSETS

	2005	2004
	RMB million	RMB million
Claims recoverable from reinsurers (Note 13)	106	136
Ceded unearned premiums (Note 13)	291	571
Long-term traditional insurance contracts ceded (Note 13)	674	—
Due from reinsurance companies	111	590

Total	1,182	1,297

	2005	2004
	RMB million	RMB million
Current	508	1,297
Non-current	674	—

Total	1,182	1,297

12	OTHER

	2005	2004
	RMB million	RMB million
Due from CLIC (Note 27(c))	851	1,387
Receivable for fund units redeemed	176	1,500
Others	431	564

Total	1,458	3,451

	2005	2004
	RMB million	RMB million
Current	1,333	3,282
Non-current	125	169

Total	1,458	3,451

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities and term deposits, including corporate bonds, subordinated bonds/debts, longer duration debt securities, equity securities and structured deposits. The assumed rate of investment return and provision for adverse deviation used are as follows:

Policies issued	Interest rate assumptions	Provision for adverse deviation
Prior to 2003	3.8% - 5.0%	0.25% - 0.5%
2003	3.65% - 5.0%	0.25% - 0.5%
2004	3.7% - 5.17%	0.25% - 0.5%
2005	4.00% - 5.20%	0.25% - 0.5%

(ii) Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life 1990-1993 Industry Experience Life Tables, adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, as follows:

	Individual Life		Group Life
Policies issued	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 –17.5	1.65% - 2.55%	17.5	1.65%
2005	14.5 –19.5	1.50% - 1.80%	4.0	1.30%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	INSURANCE CONTRACTS (continued)

(b) Change in assumptions

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

(c) Net liabilities of insurance contracts and investment contracts

	2005	2004
	RMB million	RMB million
Gross
Short term insurance contracts:
– claims and claim adjustment expenses	1,784	1,215
– unearned premiums	5,147	5,212
Long-term traditional insurance contracts	124,656	89,698
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635

Total, gross	412,690	322,121

Recoverable from reinsurers
Short-term insurance contracts:
– claims and claim adjustment expenses (Note 11)	(106)	(136)
– unearned premiums (Note 11)	(291)	(571)
Long-term traditional insurance contracts (Note 11)	(674)	—

Total, ceded	(1,071)	(707)

Net
Short term insurance contracts:
– claims and claim adjustment expenses	1,678	1,079
– unearned premiums	4,856	4,641
Long-term traditional insurance contracts	123,982	89,698
Long-term investment type insurance contracts	237,001	191,885
Investment contracts
– with DPF	42,230	32,476
– without DPF	1,872	1,635

Total, net	411,619	321,414

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	INSURANCE CONTRACTS (continued)

(d) Claims incurred ratio

	2005	2004	2003
	RMB million	RMB million	RMB million
Claims incurred-net	6,847	6,418	4,882
Claims incurred ratio	68%	69%	60%

(e) Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2005	2004
	RMB million	RMB million
-Notified claims	651	467
-Incurred but not reported	564	347

Total at 1 January - Gross	1,215	814

Cash paid for claims settled in year
- Cash paid for current year claims	(4,962)	(5,961)
- Cash paid for prior year claims	(1,975)	(1,107)
Claims incurred in year
- Claims arising in current year	6,653	7,132
- Claims arising in prior year	853	337

Total at 31 December - Gross	1,784	1,215

Notified claims	638	651
Incurred but not reported	1,146	564

Total at 31 December - Gross	1,784	1,215

The table below presents movement of unearned premium reserves:

	2005			2004
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
At 1 January	5,212	(571)	4,641	5,382	(808)	4,574
Changes in the year	(65)	280	215	(170)	237	67

At 31 December	5,147	(291)	4,856	5,212	(571)	4,641

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13	INSURANCE CONTRACTS (continued)

(f) Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

2005
RMB million
At 1 January	89,698
Valuation premium	42,271
Liabilities released for death or other termination and related expenses	(11,486)
Accretion of interest	3,880
Other movements	293

At 31 December	124,656

(g) Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

2005
RMB million
At 1 January	191,885
Deposits received	62,945
Deposits withdrawn	(17,011)
Fees deducted from account balances	(5,712)
Interest credited	4,894

At 31 December	237,001

14	DEFERRED INCOME

The table below presents movement of deferred income:

	2005	2004
	RMB million	RMB million
At 1 January	27,603	18,753
Change in the year	7,028	8,850

At 31 December	34,631	27,603

Deferred income excluding unrealised (gains)/losses	35,116	26,546
Deferred income recognised in unrealised (gains)/losses	(485)	1,057

Total deferred income	34,631	27,603

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2005	2004
	RMB million	RMB million
At 1 January	34,111	18,749
Deposits received	23,001	21,353
Deposits withdrawn	(13,612)	(6,228)
Policy fees deducted from account balances	(371)	(379)
Interest credited	973	616

At 31 December	44,102	34,111

Investment contracts
- with DPF	42,230	32,476
- without DPF	1,872	1,635

Total	44,102	34,111

16	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Liabilities are due within thirty days from the balance sheet date. The carrying values of debt securities and term deposits pledged as collateral are as follows:

	2005	2004
	RMB million	RMB million
Term deposits pledged	600	—
Debt securities pledged	4,131	—

Total	4,731	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17	OTHER LIABILITIES

	2005	2004
	RMB million	RMB million
Salary and staff welfare payable	1,533	1,608
Commission and brokerage payable	997	958
Agent deposits	498	478
Tax payable	183	158
Payable to constructors	115	217
Others	780	1,503

Total	4,106	4,922

	2005	2004
	RMB million	RMB million
Current	4,106	4,922

18	STATUTORY INSURANCE FUND

According to the PRC “Financial Regulations for Insurance Companies”, insurance companies are required to provide for the insurance guarantee fund at 1% of the net premiums of general insurance, accident insurance, short-term health insurance and reinsurance business, and 0.15% of those of life insurance business with a guaranteed interest rate, and 0.05% of those of life insurance business without a guaranteed interest rate.

19	NET INVESTMENT INCOME

	2005	2004	2003
	RMB million	RMB million	RMB million
Net investment income:
Debt securities	8,429	3,720	2,793
Term deposits and cash and cash equivalents	7,903	6,744	5,543
Equity securities	494	646	312
Investment properties	—	—	58
Investment in associated companies	—	—	16
Policy loans	22	11	4
Securities purchased under agreements to resell	3	253	1,121
Other investments	—	—	10

Subtotal	16,851	11,374	9,857

Securities sold under agreements to repurchase	(70)	(10)	(7)
Investment expenses	(96)	(47)	(25)

Total	16,685	11,317	9,825

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20	NET REALISED LOSSES ON FINANCIAL ASSETS/NET REALISED GAINS/(LOSSES) ON INVESTMENTS

			2005	2004	2003
			RMB million	RMB million	RMB million
Debt securities
Gross realised gains			158	18	661
Gross realised losses			(5)	(15)	(104)
Impairments	(i	)	(92)	(320)	(7)

Subtotal			61	(317)	550

Equity securities
Gross realised gains			143	97	458
Gross realised losses			(63)	(17)	(140)
Impairments	(ii	)	(651)	—	—

Subtotal			(571)	80	318

Total			(510)	(237)	868

Note:

(i)	The Group has government bonds deposited with Min Fa Securities Limited Company (“Min Fa”). During the year ended 31 December 2004, while the underlying government bonds themselves were not considered to be impaired, the Group recorded an impairment charge against these bonds as the financial difficulties at Min Fa were deemed to have impaired the Group’s estimated future cash flows from these bonds. An impairment charge of RMB320 million was recorded to reduce the carrying value of these government bonds held by Min Fa to RMB92 million.

During the year ended 31 December 2005, Min Fa was ordered by the China Securities Regulatory Commission to wind up and liquidation proceedings against Min Fa were commenced. As a result, the Group recorded an impairment provision in 2005 for the remaining RMB92 million carrying value in government bonds held by Min Fa.

(ii)	The Group recorded impairment losses approximately RMB651 million (2004: Nil). In the opinion of the Group’s management, it is possible on equity securities of that the Group may not realise a full recovery on these investments which incurred an other- than-temporary decline in value in accordance with the accounting policies disclosed in Note 2.6.f.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME/NET UNREALISED GAINS/(LOSSES) ON TRADING SECURITIES

	2005	2004	2003
	RMB million	RMB million	RMB million
Debt securities	88	11	—
Equity securities	172	(1,072)	247

Total	260	(1,061)	247

22	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

For the year ended 31 December 2004
Life insurance death and other benefits	6,816	—	6,816
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Increase in long-term traditional insurance contracts	25,361	—	25,361
Interest credited to long-term investment type insurance contracts	3,704	—	3,704

Total insurance benefits and claims	43,350	(1,051)	42,299

For the year ended 31 December 2003
Life insurance death and other benefits	8,570	—	8,570
Accident and health claims and claim adjustment expenses	5,744	(862)	4,882
Increase in long-term traditional insurance contracts	39,966	—	39,966
Interest credited to long-term investment type insurance contracts	6,811	—	6,811

Total insurance benefits and claims	61,091	(862)	60,229

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23	NET PROFIT/(LOSS) BEFORE INCOME TAX EXPENSES

Net profit/(loss) before income tax expenses is stated after charging the following:

	2005	2004	2003
	RMB million	RMB million	RMB million
Salary and welfare	3,118	2,827	2,879
Housing benefits	251	199	139
Contribution to the defined contribution pension plan	342	295	122
Depreciation	884	746	1,144
Loss on disposal of property, plant and equipment	7	5	124
Deficit on revaluation of investment properties	—	—	181
Exchange loss/(gain)	639	59	(7)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	2005	2004	2003
	RMB million	RMB million	RMB million
Current taxation -Enterprises income tax	772	79	139
Deferred taxation	1,373	2,201	1,041

Taxation charges	2,145	2,280	1,180

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	2005	2004	2003
	RMB million	RMB million	RMB million
Net profit before income tax expenses	11,510	9,503	(3,087)

Tax computed at the statutory tax rate of 33%	3,798	3,136	(1,019)
Tax exception from taxable income at the statutory tax rate of 33%	(1,763)	(923)	(183)
Addition tax liability from expenses not deductible for tax purposes	110	67	628
Unrecognised deferred tax assets	—	—	1,754

Income taxes at effective tax rate	2,145	2,280	1,180

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	At 31 December 2005, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2005	2004
	RMB million	RMB million
At 1 January	4,371	3,686
Deferred taxation charged to income statement	1,373	2,201
Taxation charged to equity	2,238	(1,516)

At 31 December	7,982	4,371

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January, 2004	3,512	117	357	(8,206)	534	(3,686)
(Charged) / credited to income statement	92	(126)	232	(2,381)	(18)	(2,201)
Charged to equity	348	—	1,400	(232)	—	1,516

At 31 December, 2004	3,952	(9)	1,989	(10,819)	516	(4,371)

At 1 January, 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged) / credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
Charged to equity	(303)	—	(2,401)	466	—	(2,238)

At 31 December, 2005	3,615	158	389	(12,454)	310	(7,982)

	2005	2004
	RMB million	RMB million
Gross deferred tax assets	4,472	6,457
Gross deferred tax liabilities	(12,454)	(10,828)

Net deferred tax liabilities	(7,982)	(4,371)

	2005	2004
	RMB million	RMB million
Deferred tax assets:
-deferred tax asset to be recovered after more than 12 months	3,697	6,457
-deferred tax asset to be recovered within 12 months	775	—

Subtotal	4,472	6,457

Deferred tax liabilities:
-deferred tax liability to be settled after more than 12 months	(12,255)	(10,731)
-deferred tax liability to be settled within 12 months	(199)	(97)

Subtotal	(12,454)	(10,828)

Total net deferred income tax liabilities	(7,982)	(4,371)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2005 is based on the number of 26,764,705,000 ordinary shares (2004: 26,764,705,000 ordinary shares; 2003: 20,249,798,526 ordinary shares).

26	DIVIDENDS PROPOSED AFTER THE BALANCE SHEET DATE

A dividend in respect of 2005 of RMB0.05 per ordinary share, amounting to a total dividend of RMB1,338 million, is to be proposed at the Annual General Meeting in June 2006. These financial statements do not reflect this dividend payable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as of 31 December 2005:

Significant related party	Relationship with the Company
China Life Insurance Company (“CLIC”)	The ultimate holding company
China Life Assets Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Assets Management (Hong Kong) Company Limited	A subsidiary of AMC
Zhongbaoxin Real Estate Development Co. Ltd	A subsidiary of the ultimate holding company

(b)	Transactions with CLIC and AMC

The following table summarises significant recurring transactions carried out by the Group with CLIC and AMC for the year ended 31 December 2005.

		2005	2004	2003
	Note	RMB million	RMB million	RMB million
Transaction with CLIC
Policy management fee income earned from CLIC	(i)	1,567	1,667	953
Asset management fee receivable earned from CLIC	(ii)	84	73	26
Non-performing assets management fee earned from CLIC	(iii)	11	13	—
Property leasing expense charged by CLIC	(iv)	335	335	169
Transaction with AMC
Asset management fee expense charged by AMC	(ii)	239	139	8

Note:

(i). As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB8 per policy and (2) 2.5% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income through consolidated income statement.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	Significant related party transactions (continued)

(b)	Transactions with CLIC and AMC (continued)

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

The monthly service fee is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the agreement. The rate was determined based on the analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed. If the average investment rate of return for the assets managed for a particular year exceeds a target investment rate of return, as previously agreed, by at least ten basis points, AMC will be entitled to an annual performance bonus, the amount of which shall not exceed 50% of the annual service fees for that year. If the average investment rate of return is less than the target investment rate of return, as agreed, by at least ten basis points, AMC will be required to rebate a portion of its fee, the amount of which shall not exceed 25% of the annual service fees for that year.

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

The asset management fee charged the Company by AMC is eliminated through the consolidated income statement.

(iii). The Group assisted CLIC to realise in cash certain non-performing assets of CLIC and as a result, received in 2005 a fee of RMB11 million (2004: RMB13 million), being approximately 7% of cash realised by CLIC (2004: 7%).

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Amounts due from / to CLIC and its subsidiaries

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	2005	2004
	RBM million	RBM million
Amount due from CLIC (Note 12)	851	1,387
Amount due to CLIC	(20)	(52)

Amount due to Zhongbaoxin Real Estate Development Co. Ltd	—	(35)

(d)	Key management compensation

	2005	2004	2003
	RMB million	RMB million	RMB million
Salaries and other short-term employee benefits	7	5	3
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—
Share-based payments	—	—	—

Total	7	5	3

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state- owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 31 December 2005, more than 63% (2004: more than 72%) of bank deposits were with state-owned banks; approximately 94% (2004: approximately 91%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the year end 31 December 2005, more than 82% (2004: more than 89%) of the group insurance business of the Group were with state-owned enterprises; approximately 88% (2004: approximately 67%) of bankassurance brokerage charges of RMB3,144 million (2004: RMB1,929 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 63% (2004: more than 72%) of bank deposit interest income were from state-owned banks.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Renewed connected transaction agreements

i) On 24 December 2005, the Company and CLIC have entered into the Renewed Policy Management Agreement. There is no significant change in respect of relevant terms and conditions.

ii) On 27 December 2005, CLIC and the AMC entered into the renewed CLIC asset management agreement. Under the new agreement, CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined by the AMC and CLIC with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC under the renewed Company asset management agreement, which was a comprehensive service fee rate arrived at.

On 29 December 2005, the Company and the AMC entered into the renewed Company asset management agreements. Under the new agreement, the Company agrees to pay the AMC: a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the renewed Company asset management agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the representation of the service fee rates under the renewed CLIC asset management agreement and the renewed Company asset management agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

iii) The Company entered into the Renewed Property Leasing Agreement with CLIC on 23 December 2005 to renew the Property Leasing Agreement in the foregoing statement. There is no significant difference between two agreements with regard to relevant terms and conditions for some supplementary information.

iv) CLIC is a connected person of the Company by virtue of its being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A11(5) of the Listing Rules. Given that the annual consideration payable under each of the Agreements represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, each of the Agreements falls within Rule 14A34 and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval.

28	SHARE CAPITAL

	Registered, issued and fully paid
	Ordinary shares of RMB 1 each
	No. of shares	RMB million
At 31 December 2004	26,764,705,000	26,765

At 31 December 2005	26,764,705,000	26,765

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RESERVES

	Additional Paid in Capital	Unrealised gains/(losses)	Statutory Reserve Fund	Statutory Welfare Fund	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(a)
At 1 January 2003	113	1,317	—	—	1,430
Issue of shares	19,328	—	—	—	19,328
Share issue expenses	(1,386)	—	—	—	(1,386)
Unrealised losses, net of tax
- arising from non-trading securities during the period	—	(2,819)	—	—	(2,819)
- reclassification adjustment for gains/(losses) included in income statement	—	(103)	—	—	(103)
- impact from non-trading securities on other assets and liabilities	—	190	—	—	190
Transfer from retained earnings to reserves	—	—	27	26	53

Subtotal	17,942	(2,732)	27	26	15,263

Capital contribution by CLIC	16,721	637	—	—	17,358

Change in the year	34,663	(2,095)	27	26	32,621

At 31 December 2003	34,776	(778)	27	26	34,051

Unrealised losses, net of tax
- arising from non-trading securities during the period	—	(2,902)	—	—	(2,902)
- reclassification adjustment for gains/(losses) included in income statement	—	61	—	—	61
- impact from non-trading securities on other assets and liabilities	—	(236)	—	—	(236)
Appropriation to statutory reserve	—	—	299	300	599

Change in the year	—	(3,077)	299	300	(2,478)

At 31 December 2004	34,776	(3,855)	326	326	31,573

Unrealised gains, net of tax
- arising from available-for-sale securities during the period	—	4,977	—	—	4,977
- reclassification adjustment for gains/(losses) included in income statement	—	(103)	—	—	(103)
- impact from available-for-sale securities on other assets and liabilities	—	(332)	—	—	(332)
Appropriation to statutory reserve	—	—	555	555	1,110

Change in the year	—	4,542	555	555	5,652

At 31 December 2005	34,776	687	881	881	37,225

(a)	Under related PRC law, the Group should appropriate 10% of net profit under PRC GAAP as statutory reserve fund and 5%-10% as statutory welfare fund. With approval of the related authority, statutory reserve fund can be used to offset accumulative losses or increase additional paid-in capital. Statutory welfare fund is used for employees’ welfare. In 2005, the Group appropriate 10% of net profit under PRC GAAP which is RMB555 million as statutory reserve fund (2004: RMB299 million) and 10% of net profit under PRC GAAP which is RMB555 million as statutory welfare fund (2004: RMB300 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29	RESERVES (continued)

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under PRC GAAP or Hong Kong GAAP, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Group is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB6,878 million as at 31 December 2005.

30	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	2005	2004
	RMB million	RMB million
Pending lawsuits (b)	31	22

(a)	Nine putative class action lawsuits filed in the United States District Court for the Southern District of New York against the Group and certain of its officers and directors between 16 March 2004 and 14 May 2004 have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, No. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Group, Wang Xianzhang, Miao Fuchun and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Group has engaged U.S. counsel to contest vigorously on behalf of the Group. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.
(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31	COMMITMENTS

(a)	Capital commitments for property, plant and equipment

	2005	2004
	RMB million	RMB million
Contracted but not provided for	121	290

(b)	Operating lease commitments

The Group has commitments to make the following future minimum lease payments under non-cancelable operating leases:

	2005	2004
	RMB million	RMB million
Land and buildings
Not later than one year	250	338
Later than one year but not later than five years	248	4
Later than five years	23	—

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2005 was RMB409 million (2004: RMB400 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32	SUBSEQUENT EVENTS

(i)	Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company

On 13 March 2006, CLIC and the Company entered into a Preliminary Agreement in relation to the establishment of the Property and Casualty Insurance Joint Stock Company. The proposed registered capital of the Property and Casualty Insurance Joint Stock Company will be RMB1,000 million ordinary shares of RMB1.00 each. Upon its establishment, CLIC will own 60% of the Property and Casualty Insurance Joint Stock Company and the Company will own the remaining 40%. The terms of the Preliminary Agreement are subject to approval by CIRC and once approved, CLIC and the Company will enter into the Definitive Agreement which will replace the Preliminary Agreement.

(ii)	Promoters Agreement in relation to the establishment of China Life Pension Company.

On 21 March 2006, the Company, CLIC and AMC entered into the Promoters Agreement, whereby the Company, CLIC and AMC agreed to act as promoters and set up China Life Pension Company as a professional pension insurance company in the PRC for developing its pension insurance business. Upon its establishment, China Life Pension Company will become a subsidiary of the Company. The total registered capital of China Life Pension Company will be RMB600 million, divided into 600,000,000 shares. The Company, CLIC and AMC will contribute 55%, 25% and 20% of the registered capital respectively. The Promoters Agreement and the transactions contemplated thereunder are subject to the approval of CIRC. CLIC is the holding company of the Company, currently holding an approximate 72.2% of the issued share capital of the Company, and therefore is a substantial shareholder (as defined in the Listing Rules) of the Company. AMC, held by CLIC as to 40%, is an associate (as defined in the Listing Rules) of CLIC. Accordingly, both CLIC and AMC are connected persons of the Company and therefore the Promoters Agreement and the transactions contemplated thereunder constitute a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules for the Company and AMC with regard to the Promoters Agreement exceed 0.1% but are less than 2.5%, according to Rule 14A.32, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

(iii)	Proposed dividends

After the balance sheet date, the board of directors proposed a dividend in respect of 2005. Further details are disclosed in Note 26.

33	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Differences between HKFRS and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

There are no material difference between HKFRS and US GAAP that had an effect on net profit attributable to shareholders of the Company for the years ended 31 December 2004 and 2005. The effect on net loss attributable to shareholders of the Company of material differences between HKFRS and US GAAP for the year ended 31 December 2003 is as follows:

2003
RMB million
Net loss attributable to shareholders of the Company under HKFRS	(4,252)
US GAAP adjustments
Depreciation of investment properties	(40)
Deficit on revaluation of investment properties	181
Liability adequacy test under HKFRS	2,824

Net loss attributable to shareholders of the Company under US GAAP	(1,287)

There are no material differences between HKFRS and US GAAP that had an effect on Shareholders’ equity as at December 31, 2004 and 2005.

Investment Properties

Under HKFRS, investment properties are valued on an open market value basis. Under US GAAP, investment properties are stated at historical cost less accumulated depreciation and accumulated impairment loss. Cost of investment properties, less residual value, is depreciated using a straight-line method over its estimated useful life.

During 2003, there was a deficit on revaluation of investment properties totalling RMB 181 million charged to the consolidated income statement under HKFRS. As at 30 September 2003, all investment properties were retained by CLIC and derecognised from the Group’s consolidated balance sheet as a result of the Restructuring. The accumulated depreciation and revaluation deficit related to the investment properties were also retained by CLIC and no longer constituted a GAAP difference to the Group’s consolidated income statement for the year ended 31 December 2005 and 2004 and shareholder’s equity as at 31 December 2005 and 2004.

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

Liabilities of insurance contracts

At each balance sheet date, liability tests are performed to ensure the adequacy of insurance contract liabilities net of DAC, which is required by HKFRS. Under HKFRS, any deficiencies on these contracts would be recognized in the consolidated income statement. Under US GAAP, investment contracts within the scope of Statement of Financial Accounting Standard (“SFAS”) No. 97 are not permitted to recognize the portion of the deficiencies representing future negative investment income and expenses spreads in the consolidated income statement. At the time of the Restructuring at 30 June 2003, insurance policies issued after 10 June 1999 were “transferred” to the Group. All insurance policies issued prior to that date were retained by CLIC and are referred to as the “non-transferred policies”. While the Group continues to administer the “non-transferred policies” under an administration agreement with CLIC, it has no continuing exposure to insurance risk related to the “non-transferred policies”. Liability adequacy tests (as described in Note 2.8.1c) were performed for the “non-transferred policies” classified as long-term traditional insurance contracts and long-term investment type insurance contracts as of 31 December 2002 and 30 September 2003, using best estimate assumptions appropriate as of those dates. The additional reserve of RMB 67,773 million at 31 December 2002 and RMB 70,597 million at 30 September 2003 was required for long-term investment type insurance contracts, resulting in an additional change in the reserve of RMB 2,824 million, which has been included in insurance benefits and claims for the year ended 31 December 2003. Since the Restructuring, the “non-transferred policies” are no longer included in the Group’s financial statements. Further, no additional reserves would have been required for the “transferred policies” and the policies issued since 30 June 2003 at any valuation date up to and including 31 December 2005 for the Group. As a result, there is no impact on the shareholders’ equity as at 31 December 2003, 2004 and 2005.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(b)	Statutory Information

	As at 31 December
	2005	2004
	RMB million	RMB million
Actual solvency	59,561	54,456
Minimum solvency	21,782	17,264
Solvency ratio	273%	315%

According to Article 2003.1 issued by the CIRC, all insurance companies have to report their actual solvency (i.e. admitted statutory capital and surplus) to the CIRC at the end of each fiscal year. The solvency ratio is computed by dividing the actual solvency by the minimum solvency (i.e. minimum statutory capital and surplus necessary to satisfy regulatory requirement). CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

(c)	Disclosures about available-for-sale securities/non-trading securities in an unrealised loss position

		As at 31 December 2005
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government	Fair value	12,861	—	6,874	19,735
Bonds	Unrealised losses	(236)	—	(179)	(415)
Government	Fair value	16,008	—	1,871	17,879
agency bonds	Unrealised losses	(385)	—	(73)	(458)
Corporate	Fair value	75	17	775	867
Bonds	Unrealised losses	(4)	(1)	(9)	(14)
Subordinate	Fair value	291	—	—	291
Bonds/debts	Unrealised losses	(22)	—	—	(22)
Equity securities	Fair value	3,267	1,696	—	4,963
	Unrealised losses	(58)	(95)	—	(153)
Total temporarily	Fair value	32,502	1,713	9,520	43,735
impaired securities	Unrealised losses	(705)	(96)	(261)	(1,062)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities/non-trading securities in an unrealised loss position (continued)

		As at 31 December 2004
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government	Fair value	8,113	4,250	21,122	33,485
Bonds	Unrealised losses	(626)	(327)	(3,415)	(4,368)
Government	Fair value	12,390	5,149	2,312	19,851
agency bonds	Unrealised losses	(213)	(148)	(77)	(438)
Corporate	Fair value	514	384	2,739	3,637
Bonds	Unrealised losses	(19)	(67)	(468)	(554)
Equity securities	Fair value	7,802	2,726	—	10,528
	Unrealised losses	(291)	(377)	—	(668)
Total temporarily	Fair value	28,819	12,509	26,173	67,501
impaired securities	Unrealised losses	(1,149)	(919)	(3,960)	(6,028)

Available-for-sale securities/Non-trading securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2005 was greater than their fair value, resulting in an unrealised loss. Unrealised gains and losses in respect of investments designated as financial assets at fair value through income/trading securities have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities/Non-trading securities will be met. A total 39 debt securities positions and 33 equity securities positions were in an unrealised loss position at 31 December 2005 of which 32 debt securities and 18 equity securities positions were in a continuous loss position for less than 6 months, 1 debt securities position and 15 equity securities positions for more than 6 months but less than 12 months and 10 debt securities positions for more than 12 months.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(d)	Comprehensive incomes/(losses)

	2005	2004	2003
	RMB million	RMB million	RMB million
Net profit attributable to shareholders of the Company	9,306	7,171	(4,252)
Total other comprehensive incomes/(losses), unrealised gains/losses, net of tax (Note 29)	4,542	(3,077)	(2,732)

Total comprehensive incomes/(losses)	13,848	4,094	(6,984)

(e)	Recently issued accounting standards

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No.154 “Accounting Changes and Error Corrections”. SFAS No.154 replaces APB Opinion No.20, Accounting Changes, and FASB Statement No.3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Group is required to adopt SFAS No.154 in the fiscal year beginning 1 January 2006. The Group considered the effects of adoption SFAS No.154 does not have material impact on its financial statements.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after 15 December 2006. The Group will adopt SOP 05-1 on 1 January 2007. The Group is currently assessing the impact of SOP 05-1 on the Group’s consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No.115-1/124-1, “The Meaning of Other- Than-Temporary impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 and references existing other-than-temporary impairment guidance including SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective 1 January 2006 and is not expected to have a material impact on the Group’s financial statement.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

4.12	Property Leasing Agreement

4.13	Non-Competition Agreement*

4.14	Promoters Agreement for the Formation of China Life Pension Company Limited

4.15	Share Subscription Agreement for the Formation of a Property and Casualty Insurance Company

4.16	Service agreement with independent director Long Yongtuà

4.17	Service agreement with independent director Chau Tak Hayà

ii

No.	Description of Exhibit
4.18	Service agreement with independent director Sun ShuyiΔ

4.19	Service agreement with independent director Cai RangΔ

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and EthicsΔ

12.1	Certification of CEO pursuant to Rule 13a-14(a)

12.2	Certification of CFO pursuant to Rule 13a-14(a)

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.

Δ	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

iii