Form 20-F
period 2006-12-31
CHINA LIFE INSURANCE CO LTD
filed 2007-05-18
CIK 1268896

As filed with the Securities and Exchange Commission on May 18, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
American depositary shares	New York Stock Exchange, Inc.
H shares, par value RMB1.00 per share	New York Stock Exchange, Inc.*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange, Inc. of American depositary shares, each representing 15 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. Since January 9, 2007, A shares, par value RMB 1.00 per share, have been listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this is an annual report, indicate by check mark if the registrant is not required to file reports pursuant Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CHINA LIFE INSURANCE COMPANY LIMITED

i

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

CERTAIN TERMS AND CONVENTIONS

Conventions

References in this annual report to “we”, “us”, “our” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean, prior to the restructuring described below, China Life Insurance Company and, as the context may require, its subsidiaries, and subsequent to the restructuring, China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life. References in this annual report to “AMC” mean China Life Insurance Asset Management Company Limited, the asset management joint venture established by us with CLIC on November 23, 2003.

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2004, the China Insurance Yearbook 2005, the China Insurance Yearbook 2006, and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS or U.S. GAAP.

References to “A share offering” mean the 1,500,000,000 ordinary domestic shares which were newly issued by us on December 26, 2006 and offered to strategic, institutional and public investors as approved by the CSRC. References to “CLIC A shares” mean the 19,323,530,000 ordinary domestic shares held by CLIC prior to the A share offering and which have been registered with the China Securities Depository and Clearing Corporation Limited as circulative A shares with restrictive trading following the A share offering. CLIC has undertaken that for a period of 36 months commencing on January 9, 2007, it will not transfer or put on trust the CLIC A shares held by it or allow such CLIC A shares to be repurchased by China Life. References to “A shares” mean the RMB ordinary shares listed on the SSE, which include the CLIC A shares and the 1,500,000,000 ordinary domestic shares issued pursuant to the A share offering. A shares have been listed on the SSE since January 9, 2007.

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC, which assumed the regulatory functions of the former Ministry of Foreign Trade and Economic Cooperation of the PRC, or “MOFTEC”. References to “CSRC” mean the China Securities Regulatory Commission.

References to “effective date” mean June 30, 2003, the effective date of the restructuring under the restructuring agreement between CLIC and us.

References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean New York Stock Exchange, Inc. References to “SSE” or “Shanghai Stock Exchange” mean the Shanghai Stock Exchange.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 7.8041, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. The noon buying rate on May 11, 2007 on this basis was RMB 7.6835 to US$1.00. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 29, 2006 or at all.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

If there is any discrepancy or inconsistency between the Chinese names of the PRC entities in this annual report and their English translations, the Chinese version shall prevail.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this annual report. For consolidated financial information as of and for the years ended December 31, 2002 and 2003, we derived the information from our audited consolidated financial statements not included in this annual report. As described below, the financial statements as of and for the year ended December 31, 2002 present the financial results of our predecessor company, CLIC, and the 2003 statements of results of operations and cash flows present the results of CLIC for the nine-month period ended September 30, 2003 together with our results for the three-month period ended December 31, 2003.

For a reconciliation of our net profit and shareholders’ equity to U.S. GAAP, see Note 36 of the notes to the consolidated financial statements included elsewhere in this annual report.

We were formed on June 30, 2003 in connection with CLIC’s restructuring. In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes, the restructuring is treated as having occurred on September 30, 2003, the date of which all of the assets to be transferred were specifically identified. Therefore, for accounting purposes, our financial statements reflected a deemed distribution of assets to CLIC and deemed assumption of liabilities by CLIC as of September 30, 2003. To give effect to the restructuring agreement, the results of operations attributable to the timing difference between the effectiveness of the restructuring under the PRC law and the effectiveness of the restructuring for accounting purposes are reflected as a capital contribution from CLIC to us as of October 1, 2003. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our consolidated balance sheet data as of December 31, 2002, and the consolidated income statement accounts data for the years ended December 31, 2002, present the financial results of our predecessor company, CLIC, and they will not necessarily be indicative of our future earnings, cash flows or financial position as a stand-alone company. Our consolidated balance sheet data and consolidated income statement as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the year ended December 31,
	2002 RMB	2003(1) RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions except for per share data)
Consolidated Income Statement Data
HKFRS

Revenues
Gross written premiums and policy fees	68,769	69,334	66,257	81,022	99,417	12,739
Less: premiums ceded to reinsurers	(1,869)	(1,571)	(1,182)	(769)	(140)	(18)

Net written premiums and policy fees	66,900	67,763	65,075	80,253	99,277	12,721
Net change in unearned premium reserves	(476)	(547)	(67)	(215)	(430)	(55)

Net premiums earned and policy fees	66,424	67,216	65,008	80,038	98,847	12,666

Net investment income	8,347	9,825	11,317	16,685	24,942	3,196
Net realized gains/(losses) on financial assets	—	—	—	(510)	1,595	204
Net realized gains/(losses) on investments	266	868	(237)	—	—	—
Net fair value gains on assets at fair value through income (held-for-trading)	—	—	—	260	20,044	2,568
Net unrealized gains/(losses) on trading assets	(1,067)	247	(1,061)	—	—	—
Other income	338	727	1,779	1,739	1,883	241

Total revenues	74,308	78,883	76,806	98,212	147,311	18,876

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,010)	(8,570)	(6,816)	(8,311)	(10,797)	(1,384)
Accident and health claims and claim adjustment expenses	(4,053)	(4,882)	(6,418)	(6,847)	(6,999)	(897)
Increase in long-term traditional insurance contracts liabilities	(40,541)	(39,966)	(25,361)	(33,977)	(44,238)	(5,669)
Interest credited to long-term investment type insurance contracts	(6,783)	(6,811)	(3,704)	(4,894)	(6,386)	(818)
Interest credited to investment contracts	(312)	(449)	(616)	(973)	(996)	(128)
Increase in deferred income	(6,108)	(5,942)	(7,793)	(8,521)	(11,607)	(1,487)
Policyholder dividends resulting from participation in profits	(641)	(1,207)	(2,048)	(5,359)	(17,617)	(2,257)
Amortization of deferred policy acquisition costs	(3,832)	(5,023)	(6,263)	(7,766)	(10,259)	(1,315)
Underwriting and policy acquisition costs	(1,661)	(1,294)	(1,472)	(1,845)	(2,415)	(309)
Administrative expenses	(6,162)	(6,862)	(6,585)	(7,237)	(9,339)	(1,197)
Other operating expenses	(634)	(872)	(131)	(798)	(859)	(110)
Interest expense on bank borrowings	(7)	(7)	—	—	—	—
Statutory insurance fund	(73)	(85)	(96)	(174)	(194)	(25)

Total benefits, claims and expenses	(77,817)	(81,970)	(67,303)	(86,702)	(121,706)	(15,595)

Net profit/(loss) before income tax expense	(3,509)	(3,087)	9,503	11,510	25,605	3,281
Income tax expense	(14)	(1,180)	(2,280)	(2,145)	(5,554)	(712)

Net profit/(loss)	(3,523)	(4,267)	7,223	9,365	20,051	2,569

Attributable to:
—Shareholders of the Company	(3,525)	(4,252)	7,171	9,306	19,956	2,557
—Minority interest	2	(15)	52	59	95	12
Basic and diluted earnings/(loss) per share(2)	(0.18)	(0.21)	0.27	0.35	0.75	0.10

Dividends	—	—	—	1,338	3,957	507

U.S. GAAP
Revenues	74,308	78,883	76,806	98,212	147,311	18,876
Net profit/(loss) attributable to shareholders of the Company	(2,317)	(1,287)	7,171	9,306	19,956	2,557
Net profit/(loss) per share(2)	(0.12)	(0.06)	0.27	0.35	0.75	0.10
Net profit/(loss) per ADS(2)	(4.63)	(2.54)	10.72	13.91	N/A	N/A
Net profit/(loss) per ADS(3)	(1.74)	(0.95)	4.02	5.22	11.18	1.43

(1)	Includes, through September 30, 2003, the assets, liabilities and operations retained by CLIC.
(2)	The 20,000,000,000 shares issued to CLIC in the restructuring have been given retroactive treatment for purposes of computing per share and per ADS amounts. Numbers for the year ended December 31, 2003 and the years ended December 31, 2004 and December 31, 2005 are based on the weighted average number of 20,249,798,526 shares and 26,764,705,000 shares, respectively, in issue during such years. Numbers for the year ended December 31, 2006 are based on the weighted average number of 26,777,033,767 shares in issue during such year. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.
(3)	The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006. Accordingly, we have also calculated retroactively the net profit/(loss) per ADS based on each ADS representing 15 H shares for purposes of comparison.

	As of December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions)
Consolidated Balance Sheet Data
HKFRS

Assets
Property, plant and equipment	18,457	12,008	12,250	12,710	14,565	1,866
Deferred policy acquisition costs	18,084	24,868	32,787	37,741	39,230	5,027
Investments in associates	2,035	—	—	—	6,071	778

Financial assets
Debt securities	76,337	70,604	150,234	255,554	357,898	45,860
Equity securities	12,171	10,718	17,271	39,548	95,493	12,236
Term deposits	123,675	137,192	175,498	164,869	175,476	22,485
Statutory deposits—restricted	991	4,000	4,000	5,353	5,353	686
Policy loans	106	116	391	981	2,371	304
Securities purchased under agreements to resell	36,388	14,002	279	—	—	—
Accrued investment income	4,198	2,875	5,084	6,813	8,461	1,084

Other financial assets	231	—	—	—	—	—
Premiums receivables	1,757	2,801	3,912	4,959	6,066	777
Reinsurance assets	1,224	997	1,297	1,182	986	126
Other assets	3,587	5,923	3,451	1,458	2,212	283
Cash and cash equivalents	14,529	42,616	27,217	28,051	50,213	6,434

Total assets	313,770	328,720	433,671	559,219	764,395	97,948

	As of December 31,
	2002 RMB	2003 RMB	2004 RMB	2005 RMB	2006 RMB	2006 US$
	(in millions)
Liabilities and equity

Liabilities

Insurance Contracts
Short-term insurance contracts
-Unearned premium reserves	5,036	5,382	5,212	5,147	5,346	685
-Reserves for claims and claim adjustment expenses	879	814	1,215	1,784	2,498	320
Long-term traditional insurance contracts	292,551	63,965	89,698	124,656	172,875	22,152
Long-term investment type insurance contracts	212,108	135,982	191,885	237,001	282,672	36,221
Deferred income	12,812	18,753	27,603	34,631	41,371	5,301
Financial liabilities
Investment contracts
-with discretionary participation feature (DPF)	9,241	16,720	32,476	42,230	45,998	5,894
-without DPF	2,698	2,029	1,635	1,872	2,614	335
Securities sold under agreements to repurchase	3,602	6,448	—	4,731	8,227	1,054
Annuity and other insurance balances payable	8,057	638	2,801	4,492	8,891	1,139
Premiums received in advance	1,767	2,407	2,447	2,951	2,329	298
Policyholder deposits	592	—	—	—	—	—
Policyholder dividends payable	688	1,916	2,037	6,204	26,057	3,339
Bank borrowings	313	—	—	—	—	—
Provision	445	—	—	—	—	—
Other liabilities	4,716	6,732	4,922	4,106	5,333	683
Current income tax liabilities	—	159	38	525	843	108
Deferred tax liabilities	—	3,686	4,371	7,982	19,022	2,437
Statutory insurance fund	1,337	333	429	98	114	15

Total liabilities	556,842	265,964	366,769	478,410	624,190	79,982

Contingencies and commitments	—	—	—	—	—	—

Shareholders’ equity
Share Capital	4,600	26,765	26,765	26,765	28,265	3,622
Reserves	1,430	34,051	31,573	37,225	77,368	9,914
Retained earnings/(accumulated loss)	(249,267)	1,620	8,192	16,388	34,032	4,361

Total shareholders’ equity	(243,237)	62,436	66,530	80,378	139,665	17,896

Minority interest	165	320	372	431	540	69

Total equity	(243,072)	62,756	66,902	80,809	140,205	17,966

Total liabilities and equity	313,770	328,720	433,671	559,219	764,395	97,948

U.S. GAAP
Total assets	313,592	328,720	433,671	559,219	764,395	97,948
Total liabilities	489,068	265,964	366,769	478,410	624,190	79,982
Shareholders’ equity	(175,641)	62,436	66,530	80,378	139,665	17,896

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 7.8041 to US$1.00, the noon buying rate on December 29, 2006 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

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

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB7.6835 and US$1.00 to HK$7.8201, respectively, on May 11, 2007. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
November 2006	7.8750	7.8303	7.7875	7.7751
December 2006	7.8350	7.8041	7.7787	7.7665
January 2007	7.8127	7.7705	7.8112	7.7797
February 2007	7.7632	7.7410	7.8141	7.8041
March 2007	7.7454	7.7232	7.8177	7.8093
April 2007	7.7345	7.7090	7.8212	7.8095
May 2007 (through May 11, 2007)	7.7065	7.6835	7.8222	7.8180

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2002, 2003, 2004, 2005, 2006 and 2007 (through May 11, 2007) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate		Average noon buying rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2002	8.2800	7.7988	8.2772	7.7996
2003	8.2767	7.7640	8.2771	7.7864
2004	8.2765	7.7723	8.2768	7.7899
2005	8.0702	7.7533	8.1826	7.7755
2006	7.8041	7.7771	7.9579	7.7685
2007 (through May 11, 2007)	7.6835	7.8201	7.7256	7.8149

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

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected

Banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been particularly focusing on banks and banking operations of post offices as one of their main distribution channels. We do not have exclusive arrangements with any of the banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more banks or banking operations of post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals

The success of our business is dependent to a large extent on our ability to attract and retain key personnel who have in-depth knowledge and understanding of the life insurance market in China, including members of our senior management, qualified underwriting personnel, actuaries, information technology specialists and experienced investment managers. As of the date of this annual report, we do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other life insurance companies and financial institutions, some of which may offer better compensation arrangements. The number of new domestic and foreign-invested insurers is increasing at a significant pace, existing insurers are expanding their operations and the number of other financial institutions is growing. As the insurance and investment businesses continue to expand in China, we expect that competition for these personnel will increase in the future. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. If we were unable to continue to attract and retain key personnel, our financial performance could be materially and adversely affected.

We are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability

Our profitability is affected by changes in interest rates. We have experienced a generally low interest rate environment for several years until October 2004, when the interest rate on one-year term deposits was raised from 1.98% to 2.25%. In August 2006 and March 2007, the interest rate on one-year term deposits was further raised from 2.25% to 2.52% and from 2.52% to 2.79%, respectively. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.

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

Our Investments are Subject to Risks

We are exposed to potential investment losses if there is an economic downturn in China

Under the current PRC insurance law, we may invest the premiums, deposits and other income we receive only in China, unless and until we are approved to invest overseas with our foreign currency denominated funds. We obtained approval for such overseas investment in November 2006. See “Item 4.

Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. In particular, as of December 31, 2006, 52.1% of our total investment assets consisted of debt securities including Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds and indebtedness; and 25.5% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 35.1% were placed with the four largest state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Due to China’s recent fast growing economy, the Chinese government may take certain measures to slow down the economic growth, which could have an adverse impact on our earnings.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies

A portion of our investment assets, including the proceeds from our initial public offering in 2003, are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates, where we do not have previous investment experience. We recorded RMB 639 million (US$82 million) in foreign exchange losses for the year ended December 31, 2006, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are expose to. We did not obtain any approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

Defaults on our debt investments may materially and adversely affect our profitability

Approximately 52.1% of our investment assets as of December 31, 2006 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. Since 2004, the investment channels of Chinese life insurance companies have been broadened to permit investment in convertible bonds, specified subordinated indebtedness and bonds issued by qualified commercial banks and insurance companies; overseas investment of foreign currency denominated funds in qualified term deposits, debt securities and shares of Chinese companies listed on specified overseas stock exchanges; direct investment in shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi; and direct investment in equity interest of non-listed commercial Chinese banks, as well as indirect investments in Chinese infrastructure projects, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability. Our investment yields decreased for the three years prior to 2004, resulting in a decrease in the amount distributed for our participating products. A further decline in the future could adversely affect the attractiveness of our investment-type products, which compose a large portion of our business.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB 95,493 million (US$12,236 million) invested in equity securities, including securities investment funds and shares traded on the securities markets in China, as of December 31, 2006. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. For example, Chinese listed companies are required to adopt the new accounting standards issued by MOF effective from January 1, 2007, and the share reform in connection with the conversion of non-tradable state-owned shares into tradable shares is still in progress. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Differences in future actual claims results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially and adversely affect our earnings

Our earnings depend significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our products and establishing the liabilities in our financial statements for our obligations for future policy benefits and claims. Our assumptions include those for investment returns, mortality, morbidity, expenses and persistency, as well as macro-economic factors such as inflation. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we could be required to increase our liabilities. Any such increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency margin could change our customers’ or our business associates’ perception of our financial health, which in turn could adversely affect our sales, earnings and operations.

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

We have data available for a shorter period of time than do insurance companies operating in some other countries and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapses, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.

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

Current or future litigation and regulatory procedures could result in financial losses or harm our businesses

Class Action Litigations

China Life and certain of its former directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between March 16, 2004 and May 14, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang (former director), Miao Fuchun (former director) and Wu Yan (former director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. China Life has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

Others

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

In April 2006, the CIRC announced that it will assess the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations, of Chinese life insurance companies, health insurance companies and pension insurance companies during a three-year period immediately after the announcement, in accordance with the tentative rules on internal control assessment of life insurance companies. The purposes of such assessment were stated to be to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management. We were reviewed by the CIRC in 2006 and were found to be in general compliance with rules and regulations of CIRC, other than a small number of breaches by our branches which resulted in us being sanctioned by way of fines, none of which were material. The breaches mainly included improper handling of certain premiums received, which violated relevant CIRC rules and regulations. The fines imposed by CIRC ranged from RMB 20,000 (US$2,563) to RMB 500,000 (US$64,069). All the fines have been paid in full.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled, “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no single adopted standard for either the form, determination or presentation of the embedded value of an insurance company. Moreover, because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

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

Competition among domestic life insurance companies is increasing

Our nearest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 74% of the individual and group life insurance premiums in China in 2005, the last year for which official market information is available. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing in 2005. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Labor and Social Security, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 3% of the nationwide market share of life insurance products in 2004, although some have already gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 20%, 24% and 14% in 2005. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which allows foreign insurers to sell health, annuity and group life insurance products nationwide by December 2004. It was reported that due to several large group annuity policies underwritten by Sino-foreign insurance joint ventures for their Chinese investors, the market shares of foreign invested insurance companies increased substantially in 2005. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 36 property and casualty insurers as of December 31, 2006. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, China Life Property and Casualty Insurance Company Limited, with CLIC. As this joint venture is newly established, we are unable to determine the impact of the establishment of the joint venture on our sales of accident and short-term health insurance products.

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

All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Life insurance agents are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 6% of our individual agents had not obtained such a certificate as of December 31, 2006. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. In 2005, CIRC agencies in certain provinces started to enforce the CIRC qualification requirements. Furthermore, in April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. In addition, we understand that the CIRC may require, in the near future, that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become licensed or qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Under the PRC insurance law, life insurance agents are required to be registered with and obtain business licenses from the local administrative bureaus of industry and commerce. Historically, this requirement has not been generally enforced, and it is our understanding that the State Administration for Industry and Commerce, or SAIC, does not have procedures in place to effect the registration and licensing of individual insurance agents. Consequently, as we believe is also the case with other insurance companies operating in China, substantially all of our individual agents are not in compliance with this requirement. To date, this noncompliance has not had a material adverse effect on CLIC or ourselves. The Regulations on the Administration of Insurance Salespersons issued by CIRC in April 2006 do not have such requirement. We do not know whether the local bureaus of the SAIC will enforce this requirement under the PRC insurance law in the future. If it were to be enforced in the future, our agents would be required to register and obtain business licenses. We cannot assure you that all of our agents would obtain such licenses, and the enforcement of this requirement could adversely affect the composition and effectiveness of our individual agent distribution system, which could have a material adverse effect on our business.

The further development of regulations in China may impose additional costs and restrictions on our activities

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. Among other things, changes in 2003 to determinations of statutory reserves and solvency requirements have affected adversely our income under PRC GAAP and the amount of capital we are required to maintain. Recent CIRC regulations requiring the submission to CIRC on an annual basis of an actuarial report by April 30 of each year, effective January 1, 2006, may further affect the determinations of our statutory reserves and solvency margins and hence our income under PRC GAAP. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency margin as of December 31, 2006 was approximately 3.5 times the minimum regulatory requirement. Our actual solvency ratio was slightly higher than the acceptable range provided by the CIRC. The increase in our actual solvency ratio was due to the proceeds received from our A share offering. While our solvency margin is above the required level currently, if we continue to grow rapidly in the future, or if the required solvency margin is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; all of the tax payments made by CLIC, China Life and AMC;

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

We do not hold exclusive rights to the trademarks in the “China Life” name (in English and Chinese), the “ball” logos and other business related slogans and logos, and CLIC, which owns these trademarks, may take actions that would impair the benefits we derive from their use

We conduct our business under the “China Life” brand name, the “ball” logos and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us and our branches a royalty-free license to use these trademarks.

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

As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of April 30, 2007, CLIC holds 68.4% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

CLIC may direct business opportunities elsewhere

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. We formed a property and casualty joint venture with CLIC, in connection with which we granted a waiver to CLIC allowing it to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. CLIC is also engaged in the life insurance business in Shanghai through its joint venture with Colonial Mutual Group, an Australian financial services company, of which CLIC owns 51.0% and which CLIC has agreed to dispose of prior to December 18, 2006. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture is still ongoing. It also may engage in insurance business in other regions outside China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

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

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven across both geographic regions and the various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may have a negative effect on us. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate polices, tax regulations or policies and regulations affecting the securities markets and asset management industry. In addition, due to China’s recent fast growing economy, the Chinese government is expected to take certain measures to slow down economic growth. For example, in October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. In August 2006 and March 2007, the interest rate on one-year term deposits was further raised from 2.25% to 2.52% and from 2.52% to 2.79% respectively. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China. However, to our knowledge, no action has been brought in China by any holder of shares issued by a Chinese company to enforce an arbitral award. As a result, we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares.

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders

Unlike laws in the United States, the applicable laws of China did not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself until January 1, 2006, when the amendments to Chinese company law passed in 2005 became effective. Although the amended Chinese company law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally not available in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding not less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Allen & Overy, has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to May 11, 2007, the Renminbi has appreciated by approximately 7.72%. We had approximately RMB 639 million (US$82 million) foreign exchange losses for the year ended December 31, 2006, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any devaluation of the Renminbi, on the other hand, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

The net assets transferred to us had a carrying value at June 30, 2003 of RMB 29,608 million, as determined under PRC valuation regulations. This is equivalent to RMB 36,182 million, as determined under HKFRS. In consideration of this transfer, and pursuant to an approval issued by the MOF in 2003, we issued 20,000,000,000 domestic shares comprising the entire registered and paid-up capital of our company. As of the date of this annual report, CLIC owned approximately 68.4% of our issued share capital.

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

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by China Life under the tax rebate mechanism described below; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. A management committee comprised of three representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, all of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. This tax rebate policy is different from the tax rebate mechanism we expected to be approved at the time of our IPO in 2003, and indicates MOF’s strong support to CLIC.

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

See “Item 3. Key Information — Risk Factors — Risks Relating to the Restructuring”.

Developments After Restructuring

On November 23, 2003, we established an asset management joint venture, AMC, with our predecessor, CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty joint venture, China Life Property and Casualty Insurance Company Limited, with CLIC. On January 15, 2007, we established a pension insurance joint venture, China Life Pension Company Limited, with CLIC and AMC.

In December 2003, we successfully completed our initial public offering of H shares, including H shares in the form of American depositary shares, or ADSs, and raised approximately RMB 24,707 million in aggregate net proceeds for us. Upon completion of our initial public offering, our H shares became listed on the Hong Kong Stock Exchange and ADSs each representing 40 of our H shares became listed on the New York Stock Exchange. The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006.

In December, 2006, we issued 1,500,000,000 new ordinary domestic shares through public offering on the SSE at the offer price of RMB 18.88 per share, raising RMB 28,320 million. The A shares have been listed on the SSE since January 9, 2007.

We incurred capital expenditures of RMB 1,750 million (US$224 million), RMB 1,098 million and RMB 1,063 million in 2006, 2005 and 2004. These capital expenditures mainly comprised the addition of buildings. In 2006, we entered into agreements with other promoters to establish Bohai Venture Capital Fund where we committed to contribute RMB 500 million to Bohai Venture Capital Fund and RMB 5 million to Bohai Venture Capital Fund Management Company, of which RMB 50 million was paid to the fund on December 25, 2006 and RMB 2.5 million was paid to the fund management company on January 31, 2007. The remaining RMB 452.5 million will be paid when called. For a description of further investments made by us, see “— Business Overview — Investments.”

BUSINESS OVERVIEW

We had nearly 90 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2006. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999. As of December 31, 2006, the average guaranteed rate of return of the products we offered was 2.35%.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 650,000 exclusive agents operating in approximately 15,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Gross written premiums and policy fees generated by our individual life insurance products, including long-term health insurance products, totaled RMB 86,587 million (US$11,095 million) for the year ended December 31, 2006 and RMB 68,888 million for the year ended December 31, 2005, constituting 87.1% and 85.0% of our total gross written premiums and policy fees for those periods. The figure for 2006 represented a 25.7% increase over 2005. First-year gross written premiums from individual life insurance products in 2006 were RMB 80,086 million (US$10,262 million), representing a 26.7% increase from 2005. First-year single gross written premiums for the same period were RMB 1,175 million (US$151 million), representing 5.2% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB 70,355 million (US$9,015 million) for the year ended December 31, 2006 and RMB 62,483 million for the year ended December 31, 2005, constituting 76.9% and 72.7% of our total deposits for those periods. The figure for 2006 represented a 12.6% increase from 2005.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound Annual growth rate
	2004	2005	2006	2006	(2004-2006)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	54,909	68,888	86,587	11,095	25.58%
First-year single gross written premiums	2,526	1,085	1,175	283	(6.57)%
First-year regular gross written premiums	17,374	18,489	21,484	2,764	11.42%

First-year gross written premiums	19,900	19,574	22,659	3,046	9.30%
Individual life insurance deposits	66,981	62,483	70,355	9,015	2.49%
First-year single deposits	52,343	46,061	53,658	6,876	1.25%
First-year regular deposits	2,319	3,083	2,902	372	11.87%

First-year deposits	54,662	49,144	56,560	7,247	1.72%
Liabilities of long-term traditional insurance contracts	88,985	123,457	170,954	22,152	39.38%
Deferred income	27,039	34,104	40,744	5,301	23.70%
Liabilities of long-term investment type insurance contracts and investment contracts	190,791	235,847	281,847	42,450	31.77%

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

We offer both non-participating and participating products. There were approximately 52.8 million non-participating polices and 33.3 million participating polices as of December 31, 2006, among which approximately 38.8 million non-participating polices and 25.2 million participating policies are offered to individuals. Net premiums earned and policy fees of participating policies of individual life insurance products represent approximately 52.9% of total net premiums earned and policy fees for individual life insurance products in 2006. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Participating life insurance and annuity products, which were first introduced in 2000, have become our fastest-growing individual life insurance and annuity products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and accident products, for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	19,812	23,494	28,257	3,621
First-year gross written premiums	4,737	5,214	6,299	807
Total single gross written premiums	141	131	38	5
Endowment:
Gross written premiums	26,511	35,480	43,582	5,585
First-year gross written premiums	13,888	13,012	11,726	1,503
Deposits	65,569	60,310	69,583	8,916
First-year deposits	53,393	47,072	55,856	7,157
Annuities:
Gross written premiums	3,790	4,231	8,247	1,057
First-year gross written premiums	1,275	1,348	4,634	594
Deposits	1,412	2,173	772	99
First-year deposits	1,269	2,072	704	90

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

Participating endowment products are among our fastest growing product lines. Hong Feng Endowment and Hong Xin Endowment have had the highest level of sales of our investment-type and risk-type participating endowment products. Hong Feng Endowment had RMB 48,189 million (US$6,175 million) of deposits in 2006, representing 68.5% of total deposits of our individual life insurance business and 85.2% of total first-year deposits of our individual life insurance business. Hong Xin Endowment had RMB 26,781 million (US$3,432 million) of gross written premiums in 2006, representing 30.9% of total gross written premiums and policy fees of our individual life insurance business. First-year gross written premiums of Hong Xin Endowment for the year ended December 31, 2006 were RMB 8,360 million (US$1,071 million), representing a 24.5% decrease from the year before, or 36.9% of total first-year gross written premiums of our individual life insurance business. Total deposits from our individual participating products in 2006 decreased by 16.1%, to RMB 63,706 million (US$8,163 million) from RMB 75,964 million in 2005. Total net premiums earned from our risk-type participating products increased by 32.2%, to RMB 41,001 million (US$5,254 million) in 2006 from RMB 31,016 million in 2005.

In January 2007, our new risk-type participating endowment product “Mei Man Yi Sheng” was introduced to the market.

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

Joint Life and Universal Products

We began the sale of joint life and universal products in certain provinces on a trial basis since 2005.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 650,000 exclusive agents operating in approximately 15,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 87,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 12,000 direct sales representatives operating in more than 3,600 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB 1,740 million (US$223 million) for the year ended December 31, 2006 and RMB 1,267 million for the year ended December 31, 2005, constituting 1.8% and 1.6% of our total gross written premiums and policy fees for each respective year. The figure for 2006 represented a 37.3% increase from 2005. First-year gross written premiums from group life products insurance for 2006 were RMB 1,115 million (US$143 million), representing a 31% increase from 2005. First-year single gross written premiums for 2006 were RMB 1,030 million (US$132 million), representing 92.4% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB 21,086 million (US$2,702 million) for the year ended December 31, 2006 and RMB 23,463 million for the year ended December 31, 2005, constituting 23.1% and 27.3% of our total deposits for those periods. The figure for 2006 represented a 10.1% decrease from 2005.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound Annual growth rate
	2004	2005	2006	2006	(2004-2006)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	742	1,267	1,740	223	53.13%
First-year single gross written premiums	261	811	1,030	132	98.65%
First-year regular gross written premiums	34	40	85	11	58.11%

First-year gross written premiums	295	851	1,115	143	94.41%
Group life insurance deposits	21,756	23,463	21,086	2,702	(1.55)%
First-year single deposits	21,726	23,401	21,072	2,700	(1.52)%
First-year regular deposits	12	51	6	0.77	(29.29)%

First-year deposits	21,738	23,452	21,078	2,701	(1.53)%
Liabilities of long-term traditional insurance contracts	713	1,199	1,921	246	64.14%
Deferred income	564	527	627	80	5.44%
Liabilities of long-term investment-type insurance contracts and investment contracts	35,205	45,256	49,437	6,335	18.50%

Products

We offer group annuity products and group whole life and term life insurance products to enterprises and institutions. We bundle these products to serve as part of our group customers’ overall employee benefit plans. We also market each group product as an independent product. We believe we are the market leader in the development of group annuity products.

The following table sets forth selected financial information regarding our group life insurance and annuity products, including long-term health products, for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	—	169	232	30
Deposits	21,105	21,528	18,411	2,359
Group whole life and term life insurance:
Premiums	344	698	912	117
Deposits	98	101	169	22
Endowment:
Premiums	—	—	—	—
Deposits	553	1,834	2,506	321

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

Group participating annuity products, including Yong Tai Annuity and Group Annuity (Retirement Supplement), are our major product lines. For the year ended December 31, 2006, total combined deposits of Yong Tai Annuity and Group Annuity (Retirement Supplement) were RMB 17,822 million (US$2,284 million), constituting 84.5% of total deposits of our group life insurance business for that year, representing a 15.0% decrease from the year before. Total deposits from our group participating products in 2006 decreased by 14.4% to RMB 18,043 million (US$2,312 million) from RMB 21,068 million in 2005.

The following table sets forth total combined deposits of our Yong Tai Annuity and Group Annuity (Retirement Supplement) products for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity and Group Annuity (Retirement Supplement):
Deposits	20,596	20,967	17,822	2,284

Group whole life and term life insurance

We offer group non-participating whole life insurance products and group non-participating term life insurance products. Our group whole life and term life insurance products insure against death and serious disabilities due to accidents and illness.

Marketing and distribution

We target our group life insurance and annuity products to large institutional customers in China, including branches of foreign companies, which we believe have a greater awareness of and need for group life insurance and annuity products. We have long-term customer relationships with many of China’s largest companies and institutions. We provide large group customers with products having flexible fee and dividend structures, as well as enhanced real-time customer service. While continuing to focus on large institutional clients, we also target small- to medium-sized companies in economically developed regions to supplement our growth and to increase our profits.

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, banking operations of post offices, insurance agency companies and insurance brokerage companies. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China. See “—Distribution Channels”.

Accident and Health Insurance

We are the leading accident insurance and a leading health insurance provider in China.

The following table sets forth selected financial and other data regarding our short-term accident insurance and short-term health insurance businesses as of the dates or for the periods indicated. The financial results of our long-term health insurance and long-term accident businesses are reflected in our individual and group life insurance business segments, respectively. See “—Individual Life Insurance” and “—Group Life Insurance”.

	As of or for the year ended December 31,				Compound Annual growth rate
	2004	2005	2006	2006	(2004-2006)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	4,977	5,135	5,148	660	1.7%
Short-term health insurance premiums	5,629	5,732	5,942	761	2.7%
Accident and health reserves for claims and claim adjustment expenses (gross)	1,215	1,784	2,498	320	43.4%
Accident and health insurance unearned premium reserves (gross)	5,212	5,147	5,346	685	7.3%

Accident insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 5,148 million (US$660 million) for the year ended December 31, 2006 and RMB 5,135 million for the year ended December 31, 2005, constituting 5.2% and 6.3% of our total gross written premiums and policy fees for those periods.

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

Group accident insurance

We offer a number of group accident insurance products and services to businesses, government agencies and other organizations of various sizes. We also offer group accident products targeted at specific industry groups, such as construction worker related accident insurance to construction companies, and law enforcement personnel accident insurance to various law enforcement agencies.

Marketing and distribution

We market our individual accident insurance products through our direct sales force and our exclusive agent sales force, as well as intermediaries, such as non-dedicated agencies located at outlets of commercial banks, banking operations of post offices, savings cooperatives, travel agencies, hotels and airline sales counters and insurance agency and insurance brokerage companies. We market our group accident insurance products primarily through our direct sales representatives and the same intermediaries we use to sell our individual accident products. See “—Distribution Channels”.

We use our individual and group product distribution channels to market our accident products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. Our direct sales representatives market our short-term individual health products to employees of our institutional customers.

Health insurance

We are a leading health insurance provider in China. We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. We sell health insurance products to individuals and groups through the same distribution channels we use to sell our life insurance products. Our short-term health insurance gross written premiums totaled RMB 5,942 million (US$761 million) for the year ended December 31, 2006 and RMB 5,732 million for the year ended December 31, 2005, constituting 6.0% and 7.1% of our total gross written premiums and policy fees for those periods. The figure for 2006 represented a 3.7% increase from 2005.

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

Product Development

In 2006, we completed the development of 36 new products, including ten long-term life insurance products, ten accident insurance products and 16 health insurance products. We also modified and upgraded our most important group life insurance product, “Yong Tai Group Annuity”. We modified the long-term life insurance products based on the new Mortality Table published by CIRC.

Also in 2006, we began to establish regional research centers for product development to study and satisfy market needs and be able to respond speedily to market requirements. Presently we have set up four regional products research and development centers in Shanghai, Jiangsu, Chongqing and Shenzhen.

In 2006, in complying with CIRC’s requirements, we amended the contract terms of our insurance products with an aim to clarify the products’ terms and conditions and strengthen customers’ rights.

In March 2007, our new product “China Life Simple Life and Medical Insurance” (“SLMI”), an individual life insurance product, was launched. The terms of the SLMI are simple and easy to understand, taking into account the consumers’ affordability and the insurance requirements. Presently, SLMI has been approved by CIRC for an initial launch in the agricultural villages of Hebei, Henan and Jiangsu.

Marketing and distribution

We offer our health insurance products to both individuals and groups through the same distribution channels we use to market our life insurance products. We market our individual health insurance products through our exclusive agent sales force. We market our short-term health insurance products and group health insurance products primarily through our direct sales representatives. See “—Distribution Channels”.

We use our individual and group product distribution channels to market our health products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 650,000 exclusive agents operating in approximately 15,000 field offices for our individual products and more than 12,000 direct sales representatives in more than 3,600 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 87,000 outlets of commercial, banks, banking operations of post offices and savings cooperatives as of the end of December 2006, a slight decrease from 2005. This decrease was primarily due to the restructuring of the network to eliminate inefficiencies as well as the increase of market competition. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 650,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2004	2005	2006
Number of exclusive agents (approximately)	668,000	640,000	650,000
Number of field offices	9,300	12,000	15,000

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased to 640,000 as of the end of 2005 from 668,000 as of the end of 2004. This decrease was primarily due to the strengthened performance review conducted by us in 2005, as a result of which a number of exclusive agents with comparatively lower productivity left. In addition, CIRC agents in certain provinces began requiring, from 2005, all exclusive agents to hold the CIRC qualification certificates to conduct businesses, which resulted in the departure of some of our exclusive agents. The number of our exclusive agents increased from 640,000 as of the end of 2005 to 650,000 as of the end of 2006. This increase was primarily due to the improvement of our hiring methods and results. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents, and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

In 2006, we also accelerated the development of a special sales force services offered for “orphan policies” (policies which were serviced by our former individual agents but are no longer serviced by such agents after the departure of such agents from our company) and new business development. As of the end of 2006, such sales force included approximately 17,000 exclusive agents, which are included in the 650,000 exclusive agents.

Under the PRC insurance law, an individual agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of the SAIC. See “—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Essentially all of the agents in our exclusive agent sales force do not qualify as “individual agents” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe that this situation is shared by all major life insurance companies in China. Approximately 96.4% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000 and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents, although some local bureaus of industry and commerce have had on occasions required our agents to register. To date, this noncompliance has not had a material adverse effect on us. We are not sure whether or when this registration requirement will be enforced by bureaus of industry and commerce nationwide. If these registration and qualification requirements are enforced, or if they result in a substantial number of policyholders canceling their policies, our business may be materially and adversely affected.

We supervise and provide training to our exclusive agents through more than 9,100 supervisors and more than 1,300 full-time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet and apply, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

We compensate our exclusive agent force through a system of commissions and bonuses to reward performance. Our agents are compensated based on a commission rate that generally decreases over the premium period. For short-term insurance products, our exclusive agents are generally compensated with fixed agent fees. We provide pension funds, group commercial supplemental pension insurance, group life and medical insurance for our exclusive agents. We motivate our agents by rewarding them with performance-based bonuses and by organizing sales-related competitions among different field offices and sales units. We also try to increase the loyalty of our exclusive agents through other methods, such as through participation in sales conferences.

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

•

building a more professional exclusive agent force by improving our training programs and enhancing our training efforts, such as the Chartered Insurance Agency Manager courses organized by the Life Insurance Marketing and Research Association, and increasing the number of qualified exclusive agents;

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

Direct sales force

Our direct sales force is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products.

Our direct sales force of approximately 12,000 direct sales representatives are our full time employees and operate in more than 3,600 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

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

Bancassurance

We have bancassurance arrangements with major banks, savings cooperatives and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Bancassurance is a fast growing channel, and we will continue to dedicate substantial resources, through our bancassurance department, to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with several banks. We intend to improve the attractiveness of our products by providing products and services tailored to each major bank and providing training and integrated systems support to our banking partners.

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

Competition

Our nearest competitors are Ping An and China Pacific Life.

•

In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 78% of total individual life insurance premiums in 2005. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•

In the group life insurance market, Ping An, China Pacific Life and we collectively represented 57% of total group life insurance premiums in 2005. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•

In the accident insurance market, Ping An, China Pacific Life and we collectively represented 87% of total accident premiums in 2005. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An, China Pacific Life and we collectively represented 79% of total health premiums in 2005. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2005, the most recent year for which official market information is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	51%	37%	54%	31%	47%
Ping An Insurance Company of China, Ltd.	16%	9%	16%	45%	17%
China Pacific Life Insurance Co. Ltd.	11%	11%	17%	3%	11%
New China Life Insurance Co. Ltd.	7%	5%	2%	7%	6%
Tai Kang Life Insurance Co. Ltd.	6%	3%	3%	5%	5%
Others(1)	9%	35%	8%	9%	14%
Total	100%	100%	100%	100%	100%

(1)

Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Hua Tai Life Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., National Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals

Assurance Co., Ltd., China CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA and CMC Life Insurance Co., Ltd., Nissay-SVA Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and American International Assurance Co., Ltd., Shanghai, Guangzhou, Shenzhen, Beijing, Suzhou, Dongguan and Jiangmen branches, Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd.

Source: China Insurance Yearbook 2006

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 35 licensed life insurance companies in China as of December 31, 2004, 43 as of December 31, 2005 and 45 as of December 31, 2006. It was reported that due to several large group annuity policies underwritten by Sino-foreign insurance joint ventures for their Chinese investors, the market shares of foreign invested insurance companies increased substantially in 2005. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

Asset Management Business

On November 23, 2003 we established an asset management joint venture, AMC, with our predecessor, CLIC, in connection with the restructuring for the purpose of operating the asset management business more professionally in a separate entity and to better attract and retain qualified investment management professionals. AMC manages our investment assets and, separately, substantially all of those of CLIC. For a description of our investment assets, see “—Investments”.

AMC is our subsidiary, with us owning 60% and CLIC owning the remaining 40%. Members of the board of directors are Miao Jianmin, Zhuang Zuojin, Liu Jiade, Wan Feng, Lin Huimin and Shi Yucheng. Directors of AMC are appointed by the shareholders in general meeting. Accordingly, we, as the controlling shareholder, effectively control the composition of its board of directors.

Property and Casualty Business

We entered into a share subscription agreement on March 13, 2006 and a promoters agreement with CLIC on October 23, 2006 to establish a property and casualty company, China Life Property and Casualty Insurance Company Limited, with us owning 40% and CLIC owning the remaining 60%. The property and casualty company obtained its business license on December 30, 2006.

Pension Insurance Business

We entered into a promoters agreement with CLIC and AMC on March 21, 2006 to establish a pension insurance joint venture, China Life Pension Company Limited. The pension insurance company obtained its business license on January 15, 2007, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. We are the controlling shareholder of the pension insurance company as we directly own 55% of the share capital and AMC, which is 60% owned by us, owns 20%.

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

We deliver customer services primarily through customer service units operating in our branch offices and in field offices throughout China and a sophisticated telephone call center network. We take advantage of alternative customer services channels, such as cellphone messages and the Internet, complementing the customer services provided by our customer service units and the call center network. We also established a specialized customer service department in 2006 to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

Customer service units

We provide customer support through approximately 3,000 customer service units nationwide. We provide approximately 50 different types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We implemented uniform service standards for customer service units nationwide in 2005.

Telephone call service center

Our telephone call centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the information regarding holders and beneficiaries of policies. They also provide call-back and greeting message services to customers. We intend to broaden over time the services we offer through these call centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis.

We believe our call centers have become popular with our customers because of the quality of services they provide. We were awarded the best call center in China in 2004, 2005, 2006 and 2007 by the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry, and have obtained the authentication of Chinese national call center operating performance standards. We were also awarded “2006 Top 10 Service Brands in China” by China Call Center of CRM Association in December 2006. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing utilization of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through test calls to the call centers.

Cellphone message services

We utilize wireless telephone services to make instant contact with our agents and customers. Through special service codes (70095519 for China Unicom and 6295519 for China Mobile), we may send short messages to our customers all over China, conveying such information as birthday and holiday greetings, premium payment notices and premium payment confirmations.

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

We establish the liabilities for obligations for future policy benefits and claims based on assumptions that are uncertain when made. Our assumptions include assumptions for mortality, morbidity, persistency, expenses, and investment returns, as well as macroeconomic factors such as inflation. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as our actual policy benefits and claims experience. We expense changes in our liabilities in the period the liabilities are established or re-estimated. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we may be required to increase our liabilities. This increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency margin could change our customers’ or business partners’ perception of our financial health, which in turn could affect our sales, earnings and operations.

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

Reinsurance

Statutory reinsurance

Under China’s insurance law and CIRC regulations, our predecessor was required to reinsure 20% of our insurance risks, other than those arising from life insurance products, with China Reinsurance (Group) Company, formerly known as China Reinsurance Company, as statutory reinsurer. The statutory reinsurance requirement was phased out completely at the beginning of 2006.

Commercial reinsurance

In addition to our statutory reinsurance requirements since 1997 we have entered into various reinsurance agreements with China Life Reinsurance Company Limited, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual death risks, group risks and defined blocks of business. In general, death risks are primarily reinsured on a surplus basis, in which we are reinsured for losses above a specified amount. Under our internal reinsurance policy, we reinsure risks over RMB 1 million per person for life insurance, RMB 1 million per person for accident insurance and RMB 0.3 million per person for health insurance. Our group risks are reinsured on a percentage basis, and we decide which group policies are to be reinsured on a case by case basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated by either party at the end of a calendar year with advance notice of three to six months.

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

Investments

As of December 31, 2006, we had RMB 686,804 million (US$88,006 million) of investment assets. As required by China’s insurance laws and regulations, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits and structured term deposits; fixed maturity securities, including government securities, bonds issued by state-owned policy banks of the Chinese government, corporate bonds, bonds issued by financial institutions, convertible bonds and certain subordinated bonds and indebtedness; policy loans; securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges; shares of companies listed on China’s stock markets, which are denominated and traded in Renminbi, as well as shares of Chinese companies listed on specified overseas stock exchanges. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. We were recently authorized to indirectly invest in domestic infrastructure projects and equity interest of non-listed Chinese commercial banks, and were authorized to make overseas investments in qualified term deposits and debt securities. We are prohibited from making other investments without the CIRC’s approval.

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

AMC, the asset management joint venture established by us and our predecessor, CLIC, manages substantially all of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. In connection with the restructuring, CLIC transferred to us a portion of its investment assets and specified other assets, and retained the remaining investment and other assets. See “—History and Development of the Company” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

We own 60% of AMC, with CLIC owning the remaining 40%. The board comprises six members, including Miao Jianmin, Zhuang Zuojin, Liu Jiade, Wan Feng, Liu Huimin and Shi Yucheng.

The following table summarizes information concerning our investment assets as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	27,217	7.3%	28,051	5.7%	50,213	7.3%
Term deposits (excluding structured deposits)	170,698	45.5%	160,067	32.4%	170,830	24.9%
Structured deposits	4,800	1.3%	4,802	1.0%	4,646	0.7%
Statutory deposits—restricted	4,000	1.1%	5,353	1.1%	5,353	0.8%

Debt securities, held-to-maturity	79,603	21.2%	146,297	29.6%	176,559	25.7%
Debt Securities, available-for-sale	—	—	96,425	19.5%	176,868	25.8%
Debt securities, non-trading	69,791	18.6%	—	—	—	—
Debt securities, financial assets at fair value through income (held-for-trading)	—	—	12,832	2.6%	4,471	0.6%
Debt securities, trading	840	0.2%	—	—	—	—

Debt securities	150,234	40.0%	255,554	51.7%	357,898	52.1%

Policy loans	391	0.1%	981	0.2%	2,371	0.3%

Equity securities, available for sale	—	—	26,261	5.3%	62,595	9.1%
Equity securities, non-trading	12,597	3.4%	—	—	—	—
Equity securities, financial assets at fair value through income (held-for-trading)	—	—	13,287	2.7%	32,898	4.8%
Equity securities, trading	4,674	1.2%	—	—	—	—

Equity securities	17,217	4.7%	39,548	8.0%	95,493	13.9%

Repurchase agreements	279	0.1%	—	—	—	—
Total investment assets	374,890	100%	494,356	100%	686,804	100%

Average cash and investment assets balance	327,069		434,623		590,580

Risk management

Our primary investment objective is to pursue optimal investment yields while considering macroeconomic factors, risk control and regulatory requirements. We are exposed to five primary sources of investment risk:

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

Our investment assets are principally comprised of fixed income securities and term deposits, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets and the restrictions on the types of investments we may make, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets and the gradual easing of our investment restrictions, our ability to match our assets to our liabilities will improve. Chinese financial markets currently do not provide an effective means for us to hedge our interest rate risk.

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

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles in China’s capital markets. We understand that the CIRC is considering opening other investment channels to insurance companies, including mortgage-backed securities and asset-backed securities. We will consider these alternative ways of investing once they become available to us.

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. We are seeking methods to reduce the foreign exchange risks.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are expose to. We did not obtain approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our investment yields for the years ended December 31, 2006, 2005 and 2004 were 4.3%, 3.9% and 3.5%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2004		2005		2006
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.5%	6,744	3.9%	7,903	3.8%	8,207
Ending assets: cash and cash equivalents		27,217		28,051		50,213
Ending assets: statutory deposits—restricted		4,000		5,353		5,353
Ending assets: term deposits		175,498		164,869		175,476

Ending assets		206,715		198,273		231,042
Debt securities:
Investment income	3.4%	3,720	4.2%	8,429	4.0%	12,384
Net realized gains/(losses)		(317)		61		(6)

Total		3,403		8,490		12,378
Ending assets		150,234		255,554		375,898
Policy loans:
Investment income	4.3%	11	3.2%	22	4.8%	80
Ending assets		391		981		2,371
Equity securities:
Investment income	4.6%	646	1.7%	494	9.3%	4,662
Net realized gains/(losses)		80		(571)		1,601

Total		726		(77)		6,263
Ending assets		17,271		39,548		95,493
Resale and repurchase agreements:
Resale agreements:
Investment income	3.5%	253	2.2%	3	N/A	23
Net realized gains/(losses)		—		—		—

Total		253		3		23
Ending assets		279		—		—
Repurchase agreements:
Total		(10)		(70)		(270)
Ending assets		—		4,731		8,227
Investments in associates:
Investment income/(losses)	—	—	—	—	—	—
Ending assets		—		—		6,071
Total investments:
Net investment income	3.5%	11,317	3.9%	16,685	4.3%	24,942
Net realized gains/(losses)		(237)		(510)		1,595

(1)	Yields for 2004, 2005, and 2006 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 25.5% of our total investment assets as of December 31, 2006, 33.4% of our total investment assets as of December 31, 2005, and 46.8% of our total investment assets as of December 31, 2004.

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

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2004	2005	2006
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	7,805	10,563	57,930
Due after one year and through five years	146,293	147,504	111,901
Due after five years and through ten years	17,503	3,502	3,421
Due after ten years	3,897	3,300	2,224

Total term deposits and structured term deposits	175,498	164,869	175,476

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2004	2005	2006
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	24,076	23,416	24,093
Agriculture Bank of China	10,833	11,278	18,079
Bank of China	19,817	19,964	17,519
China Construction Bank	3,087	2,148	1,845
Other banks	117,685	108,063	113,940

Total term deposits and structured term deposits	175,498	164,869	175,476

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 0.7% of our total investment assets as of December 31, 2006.

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

Debt securities

Debt securities consist of Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds and indebtedness, and represented 52.1% of our total investment assets as of December 31, 2006, 51.7% of our total investment assets as of December 31, 2005, and 40.0% of our total investment assets as of December 31, 2004.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds/debts comprised 34.1%, 44.5%, 17.4% and 4.0% of our total available-for-sale debt securities as of December 31, 2006, respectively, 51.8%, 31.8%, 11.7% and 4.7% of our total available-for-sale debt securities as of December 31, 2005, respectively, and 56.7%, 37.9%, 5.4% and nil of our total non-trading debt securities as of December 31, 2004, respectively. Except for a few series of our debt securities, which collectively had a carrying value of RMB 26,208 million (US$ 3,358 million) as of December 31, 2006, most of our debt securities are publicly traded on stock exchange or in the over-the-counter market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2004				2005				2006
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available –for-sale/non-trading:
Government bonds	43,871	28.2%	39,612	26.3%	49,180	19.3%	49,922	18.7%	60,058	16.8%	60,352	16.3%
Government agency bonds	26,645	17.2%	26,438	17.6%	30,776	12.1%	30,662	11.5%	78,300	21.9%	78,721	21.3%
Corporate bonds	4,292	2.8%	3,741	2.5%	10,806	4.2%	11,315	4.2%	31,001	8.7%	30,752	8.3%
Subordinated bonds/debts	—	—	—	—	4,458	1.8%	4,526	1.7%	7,068	2.0%	7,043	1.9%

Total debt securities, available-for-sale/ non-trading	74,808	48.2%	69,791	46.4%	95,220	37.4%	96,425	36.1%	176,427	49.4%	176,868	47.8%

Debt securities, held to maturity:
Government bonds	52,512	33.9%	52,434	34.8%	90,067	35.4%	98,706	37.0%	94,999	26.6%	102,764	27.9%
Government agency bonds	4,942	3.2%	4,888	3.3%	28,609	11.2%	30,247	11.3%	53,935	15.1%	56,333	15.2%
Corporate bonds	2,714	1.7%	2,782	1.9%	3,257	1.3%	3,567	1.3%	3,257	0.9%	3,553	1.0%
Subordinated bonds/debts	19,435	12.5%	19,616	13.0%	24,364	9.6%	25,265	9.5%	24,368	6.8%	25,642	6.9%

Total debt securities, held to maturity	79,603	51.3%	79,720	53.0%	146,297	57.5%	157,785	59.1%	176,559	49.4%	188,292	51.0%

Debt securities, financial assets at fair value through income (held-for-trading)/trading
Government bonds	829	0.5%	840	0.6%	3,229	1.3%	3,229	1.2%	148	0.0%	148	0.0%
Government agency bonds	—	—	—	—	7,116	2.8%	7,116	2.7%	1,915	0.5%	1,915	0.5%
Corporate bonds	—	—	—	—	1,759	0.7%	1,759	0.7%	2,083	0.6%	2,083	0.6%
Subordinated bonds/debts	—	—	—	—	728	0.3%	728	0.2%	325	0.1%	325	0.1%

Total debt securities, financial assets at fair value through income (held-for-trading)/trading	829	0.5%	840	0.6%	12,832	5.1%	12,832	4.8%	4,471	1.2%	4,471	1.2%

Total debt securities	155,240	100%	150,351	100%	254,349	100%	267,042	100%	357,457	100%	369,631	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding financial assets at fair value through income (held-for-trading/trading) securities by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2004		2005		2006
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	1,145	1,147	2,715	2,737	7,518	7,569
Due after one year and through five years	51,487	51,183	50,918	53,251	78,147	81,361
Due after five years and through ten years	75,755	73,868	91,642	97,249	97,556	100,274
Due after ten years	26,024	23,313	96,242	100,973	169,765	175,956

Total debt securities	154,411	149,511	241,517	254,210	352,986	365,160

Under the CIRC’s regulations, our investments in each of corporate bonds, including short-term financing debts and convertible bonds, as well as financial bonds and subordinated bonds issued by commercial banks, at any given time may not exceed 30% of our total assets as of the end of the preceding quarter, respectively. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

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

None of our debt securities is classified as either a problem security or a restructured security.

Policy loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2006, the total amount of our policy loans was RMB 2,371 million (US$304 million), and represented 0.3% of our total investment assets as of that date.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 6.6% of our total investment assets as of December 31, 2006.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2004		2005		2006
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	12,597	72.9%	25,114	74.9%	33,006	72.9%
Closed-end	4,674	27.1%	8,408	25.1%	12,245	27.1%

Total	17,271	100%	33,522	100%	45,251	100%

Stocks

In March 2005, we were approved by the CIRC to invest in publicly offered and listed equity securities that are denominated and traded in Renminbi. We may hold no more than 10% of the total public portion or 5% of the total equity, whichever is lower, in any one listed company, and may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of our shares. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2006, the total amount of our investment in common stocks was RMB 50,185 million (US$6,431 million), and represented 7.3% of our total investment assets as of that date. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005, a portion of which was sold early 2006. We invested approximately HK$1.175 billion in H shares of Bank of China Limited in its initial public offering in May 2006, approximately RMB 3,252 million (US$417 million) in the targeted offering of CITIC Securities Co., Ltd. in June 2006, approximately HK$2 billion in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million and RMB 2,282 million (US$292 million) in Guangdong Development Bank in December 2006.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets. Securities purchased under agreements to resell represented 0.1% of our total investment assets as of December 31, 2004. We did not have securities purchased under agreements to resell as of December 31, 2005 and 2006.

Information Technology

Our information technology systems provide support to many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems include a core operation system, a data services platform, an actuarial system, a sales management system, a marketing support system, an e-commerce system, a customer service system, an accounting and financial management system, a risk management system, an investment management system and an office automation, or OA, system. We plan to further improve our back-up systems to reduce the risk of system failures and the impacts these failures may have on our business. Our information technology systems are supported by approximately 1,600 experienced engineers, technicians and specialists, which we believe is the largest professional staff in the Chinese life insurance industry.

In 2006, we continued to increase our investment in information technology, raising the standards of the information technology applications and services. In the course of upgrading the effectiveness and steadiness of the information technology application system, we completed the development of the corporate annuity system, re-insurance system, health and short-term accident insurance system, internet sales system and sales agent management system, business grant audit system, assets and liabilities assessment system, investment and risk management system, and continued to refine the financial management system and customer service system.

We continued to centralize the database and completed the promotion of CBPS8 version, enabling the centralization of data at provincial level, and work towards data centralization in the headquarter. We plan to establish in Shanghai a data processing center which will contain and process all the data relating to our core business. We have selected the location for this center and completed the signing of the relevant project contracts. We also plan to establish in Beijing a research and development center for researching our information technology systems and have selected the location for this center. We expect the center to be established in the next two years.

In 2007, we became a member of the Association for Cooperative Operations Research and Development (“ACORD”), which is a global and non-profit insurance association whose mission is to facilitate the development and use of standards for the insurance, reinsurance and related financial services industries. We will work with ACORD to improve and upgrade our information technology systems to achieve the standards established by ACORD.

Trademarks

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us a royalty-free license to use these trademarks. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark License Agreement”.

Regulatory and Related Matters

Development of regulatory framework

The PRC insurance law was enacted in 1995. It provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 insurance law were the following:

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

Minimum capital requirements. Under newly implemented insurance company regulations, the minimum paid-in capital for an insurance company is RMB 200 million. For an insurance company whose registered capital is RMB 200 million, the minimum incremental capital for each first branch office in a province other than the province where it is located is RMB 20 million. No additional capital will be required when the paid-in capital has reached RMB 500 million, and the insurer’s solvency margin is sound.

Restriction of ownership in joint stock insurance companies. Any acquisition of shares which results in the acquirer owning 10% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. A filing with the CIRC is needed with respect to a change of equity interest of less than 10% in an insurance company, unless it is a listed insurance company. Except for insurance holding companies or insurance companies otherwise approved by the CIRC, an individual entity, including its affiliates, may not hold more than a 20% equity interest in an insurance company including any company which issues shares to the public and lists in China. The combined equity interests held by foreign investors may not exceed 25% of the total equity of a single insurance company, unless the investee company is a listed company. An insurance company must provide a written report to the CIRC specifying whether there is any known affiliated relationship between its shareholders. In addition, except for listed companies, when the equity of an insurance company collectively owned by foreign entities exceeds 25%, the company shall be governed by regulations governing foreign-invested insurance companies. Except in the context of a public offering or as otherwise permitted by law or with the prior approval of the State Council of China, no bank or securities company may invest in an insurance company.

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

Directors and senior management qualification requirements. Directors and senior management of an insurance company are subject to a set of qualification requirements implemented by the CIRC in September 2006. Prior to an appointment of a director or a member of senior management, an application has to be submitted to the CIRC for the CIRC to verify such person’s qualifications. Appointment of managers of sub-branches and field offices must be reported to the CIRC. Any appointment of directors and senior management without being verified by the CIRC as required is void.

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

An insurance company offering products with separate investment accounts is required to submit to the CIRC annual financial reports regarding the investment accounts. In addition, the insurance company must notify the CIRC if on any day the net redemptions from an investment account exceed 1% or more of the total value of the account on the previous day. If the cumulative redemptions since the beginning of a fiscal year reach or exceed 30% of the value of the account at the beginning of the year, or if there have been sustained losses which the investment manager believes to be irreversible or will probably cause serious harm to the interests of policyholders, the insurance company may seek the approval of the CIRC to close the investment account.

Regulation of insurance companies as trustees of enterprise pension funds. Under trial measures implemented in 2004 on the management of enterprise pension funds, insurance companies that meet certain specified standards may be approved by the CIRC and the Ministry of Labor and Social Security to serve as trustees of pension funds established by qualified enterprises. To qualify as a trustee, the insurance company must maintain a net asset value of not less than RMB150 million at all times. The trustee may also serve as account manager or investment manager for the same fund, provided that it has relevant qualifications and can maintain the independence of these different functions. A trustee must regularly report to the relevant regulators on matters relating to the management of the enterprise pension fund. The trustee must also submit quarterly and annual fund management reports containing audited financial reports to the enterprise.

Regulation of health insurance. Pursuant to the newly implemented health insurance rules issued by the CIRC in August 2006, life insurance companies and health insurance companies established in accordance with applicable laws may, subject to verification by the CIRC, engage in health insurance business. Other insurance companies may, subject to verification by the CIRC, engage in short-term health insurance business.

From January 1, 2007, sale of health insurance products which fail to comply with the specified product requirements set forth in the newly implemented health insurance rules is prohibited. In addition, insurance companies engaged in health insurance business must establish actuarial, accounting calculation, underwriting and other required internal systems by January 1, 2008.

Insurance companies engaged in health insurance business are required to submit an actuarial report or reserve assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term health insurance products, as well as the claims and payments for the short-term health insurance products available for sale for more than one year in the preceding year.

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

Reporting and disclosure requirements. Within the prescribed time period following the end of a fiscal year, an insurance company must submit to the CIRC, among other disclosures, an annual report with audited financial statements and an annual report setting forth its solvency margin as of the end of the fiscal year, and other regulatory monitoring items. When the insurance company’s solvency margin falls below the minimum solvency requirement, the CIRC also may require the insurance company to file a corrective plan to bring it into compliance with the requirement.

Internal Control Assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies in order to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management.

Under these rules, the internal control assessments shall include a self-assessment by the life insurance companies as well as an independent assessment by the CIRC. Life insurance companies must submit to the CIRC an internal control assessment form and an annual internal control assessment report by March 15 each year. The CIRC will assess the internal control of life insurance companies within every three years, covering at least one third of the life insurance companies each year. We were reviewed by the CIRC in 2006 and were found to be in general compliance with the rules and regulation of CIRC, other than a small number of breaches by our branches which resulted in us being sanctioned by way of fines, none of which were material. The breaches mainly included the improper handling of certain premiums received, which violated relevant CIRC rules and regulations. The fines imposed by CIRC ranged from RMB 20,000 (US$2,563) to RMB 500,000 (US$64,069). All the fines have been paid in full.

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

Regulation of establishment of overseas insurance institutions. An insurance company may apply to the CIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion at the end of preceding year and foreign exchange funds of no less than USD 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CIRC.

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

In March 2004, insurance companies were allowed to invest in subordinated indebtedness issued by wholly state-owned commercial banks and national joint-stock commercial banks which have fixed terms of six years or less. An insurer’s total investment in bank subordinated indebtedness on a cost basis may not exceed 8% (and 2% in any single bank) of its total assets as of the end of the prior month, and the total investment in any single issue of such bank subordinated indebtedness may not exceed 20% of the issue.

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

Concurrently with the authorized issuance of subordinated indebtedness by insurance companies, insurance companies have also been permitted to invest in subordinated indebtedness issued by other insurance companies, beginning in September 2004. An insurer’s total investment in insurance company subordinated indebtedness on a cost basis may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the prior month, and the total investment in any single issue may not exceed 20% of the issue.

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

Subordinated Indebtedness issued by Commercial Banks and Insurance Companies. Insurance companies may invest in subordinated indebtedness issued by wholly state-owned commercial banks and national joint-stock commercial banks which have fixed terms of six years or less. An insurer’s total investment in bank subordinated indebtedness on a cost basis may not exceed 8% (and 5% in any single bank) of its total assets as of the end of the prior quarter. The total investment in any single issue of such bank subordinated indebtedness may not exceed 10% of the issue and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter.

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

In January 2007, the CIRC issued a set of guidelines for credit rating of debt securities investment by insurers, requiring the insurance companies to conduct an internal credit rating of all types of debt securities invested in, except for investments in Chinese government bonds, central bank notes and other bonds as recognized by the CIRC. Insurers are also required to establish and develop an internal credit rating system and file the same with the CIRC in a timely manner. The credit rating department of an insurer shall comprise of at least two professionals with financial knowledge and capabilities. The credit rating reports produced shall be submitted to relevant departments for use and the risk management department shall supervise the use of such credit rating results.

Beginning in August 2004, a qualified life insurance company may invest abroad its foreign currency denominated insurance funds in the following categories and in the following manner: deposits at foreign branches of Chinese commercial banks or foreign banks that have a long term credit rating of A or higher from an internationally accredited credit rating agency, provided that the deposit at one single bank, excluding the balance of any foreign currency settlement account, does not exceed 30% of the annual quota set by the state foreign exchange regulator; debt securities issued by foreign governments, international financial institutions or foreign corporations that have a rating of A or higher from an internationally accredited credit rating agency; debt securities issued overseas by the Chinese government or enterprises with a rating of BBB or higher; money market products including bank notes and negotiable instruments with a rating of AAA or equivalent; and other investment vehicles prescribed by the CIRC. The total amount of such overseas investments may not exceed the annual quota approved by the state foreign exchange regulator, and may not exceed 80% of the balance of the total foreign currency funds as of the end of the prior year, or the combined amount of such year-end balance and any increase to the annual quote that is separately approved by the state foreign exchange regulator. Up to 30% of the total approved quota may be allocated for investment in debt securities with a rating of A, and up to 70% for debt securities with a rating of below AA, both at a cost basis. This limitation does not apply to debt securities issued overseas by the Chinese government and enterprises. Total investments in debt securities issued by any single corporation or enterprise may not exceed on a cost basis 10% of the total approved quota. The overseas investment of the foreign currency funds may be managed by an insurance company itself or through a qualified professional management company. In any event an insurance company shall appoint a commercial bank located in China as custodian with respect to its foreign currency funds, and the custodian bank may select an overseas agent who satisfies the conditions set forth in the custody agreement. In June 2005, the CIRC further broadened the permitted overseas investments to include shares of Chinese companies listed on the stock exchanges in New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. The total amount of overseas investments in shares of Chinese companies may not exceed 10% of an insurance company’s total approved quota, and the investments in a single Chinese company by an insurance company may not exceed 5% of the its total shares issued and outstanding. In January 2005, we submitted an application to allow us to make such overseas investments and obtained such approval in November 2006.

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

Beginning in March 2006, insurance companies were allowed to invest, indirectly, in infrastructure projects. Insurance funds must be entrusted to trustee companies and invested in accordance with the instructions of the insurance companies and by and in the names of the trustee companies. A life insurance company may invest in infrastructure projects, on cost basis, up to 5% of its total assets as of the previous quarter. The amount of the investment, on a cost basis, by a life insurance company in each infrastructure project may not exceed 20% of the total budget of such project.

In October 2006, the CIRC further expanded the scope of permitted investments to include equity interests in non-listed commercial banks, including state-owned commercial banks, joint stock commercial banks and city commercial banks in China. Such investments are either categorized as “ordinary investment”, for the investments less than 5% of the bank’s share capital or paid-in capital, or as “material investment”, for investments exceeding 5% of the bank’s share capital or paid-in capital. For purposes of such investment, an insurer may use its corporate capital, liability reserves with a liability term of over 10 years, as well as other funds as recognized by the CIRC. Such liability reserves exclude the funds invested in investment-linked and universal life products and other financial management type insurance products. An insurance asset management company may be entrusted to make investments in commercial banks.

The aggregate of ordinary and material investments in the banks may not exceed 3% of an insurer’s total assets at the end of the previous year. The balance of ordinary investments in a single bank may not exceed 1% of an insurer’s total assets at the end of the previous year. In addition, the balance of other material investments should be submitted to the CIRC for approval and the balance of corporate capital applied to material investments may not exceed 40% of the insurer’s paid-in capital as at the end of the previous year, minus accumulated losses. Insurers intending to invest in commercial banks using financing facilities must be approved by the CIRC.

The insurers must also satisfy certain requirements, such as good corporate governance, effective risk control, profitability, solvency and compliance requirements, before they can make investments in banks. For material investments, the insurers are further required to be able to accurately assess the performance and risks of the target bank. If an insurer wishes to purchase a 5%—10% stake in a commercial bank, the insurer must have total assets at the end of the previous year of no less than RMB 20 billion (in the case of an insurance holding company) or RMB 100 billion (in the case of an insurance operating company). For investments greater than 10%, the applicable minimum assets test increases to RMB 30 billion (in the case of an insurance holding company) or RMB 150 billion respectively (in the case of an insurance operating company). We are qualified under these rules to make investments for more than 10% ownership in a commercial bank.

In principle, an insurer may not make material investment in more than two commercial banks.

To exit an investment in a commercial bank, an insurer is required to file with the CIRC for the transfer of an ordinary investment and to obtain CIRC approval for a transfer of a material investment. In case the bank equity owned by an insurer is converted into tradable shares, the cost for acquiring such bank equity is to be booked as part of the insurer’s stock market investment, which needs to comply with CIRC rules in respect thereof. If the specified stock investment percentage is exceeded, an insurer must make necessary adjustment within a specified time period to observe the regulatory restrictions in case of an ordinary investment. For material investments, the CIRC will issue separate provisions therefor.

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

An insurance company with a solvency ratio below 100% may be subject to a range of regulatory actions by the CIRC. If the solvency ratio is above 70%, the CIRC will have the right to require the insurance company to submit and implement a corrective plan. If the insurer fails to come into compliance with the solvency requirement within the prescribed time period, the CIRC may require the insurance company, among other things, to raise additional share capital, to seek reinsurance of its insurance obligations, to restrict paying dividends on its shares or to restrict the acquisition of fixed assets or business operations or the establishment of branch offices.

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

Insurance companies are required to calculate and report annually to the CIRC their solvency margin and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “usual range” of results for each of the twelve ratios is used as a benchmark. The departure from the “usual range” on four or more of the ratios can lead to regulatory actions being taken by the CIRC.

The report is required to be submitted on or prior to April 30 of each year, based on audited financial information for the prior year. For the financial year of 2006, among the twelve financial ratios, eleven financial ratios were within their usual ranges and our actual solvency ratio was slightly higher than the usual range provided by the CIRC. Our solvency margin as of December 31, 2006 was approximately 3.5 times the minimum regulatory requirement.

Registered capital deposit. Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with a bank designated by the CIRC. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding.

Statutory insurance fund. Chinese life insurance companies are required to contribute to an insurance guarantee fund 1% of their retained premiums from accident and short-term health insurance. Prior to January 1, 2005, contributions were not required for life insurance and long-term health insurance. Beginning January 1, 2005, life insurance companies are required to contribute 0.15% of retained premiums from long-term life insurance and long-term health insurance with guaranteed return rates, and 0.05% of the retained premiums from long-term life insurance with no guaranteed return rates. Contributions are not required once the total amount in the fund reaches 1% of the insurance company’s assets, and shall resume automatically when such amount falls below the 1% threshold. The purpose of the insurance guarantee fund is to provide financial subsidy to a life insurer assuming policy obligations of another life insurer as a result of the dissolution or bankruptcy of the latter. The CIRC is also authorized to use the fund when the insurance industry is facing a severe crisis that is likely to cause serious threat to public interest and national financial security.

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

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of not less than US$5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, have been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. In addition, since December 11, 2006, foreign insurance brokers have been permitted to set up wholly owned subsidiaries in China.

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

Business operations. In accordance with the tentative regulations of insurance asset management companies implemented in June 2004, an insurance asset management company may conduct the following businesses:

•	managing and operating insurance funds entrusted by its shareholders;

•	managing and operating insurance funds entrusted by another insurance company controlled by its shareholders;

•	managing and operating its own insurance funds; and

•	other businesses otherwise approved by the CIRC or other departments of the State Council.

The investments of the insurance funds by insurance asset management companies are subject to the same requirements and limitations applicable to the investments by the insurance companies themselves. With the regulatory expansion of insurance company investment powers, the investment powers of insurance asset management companies over their own funds have been expanded as well to cover subordinated indebtedness issued by banks and insurance companies and bank subordinated bonds.

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

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CIRC has interpreted as permitting banks and banking operations of post offices to act as non-dedicated insurance agencies.

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

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of the SAIC. We believe this situation is shared by all major life insurance companies in China. Approximately 96.4% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective July 1, 2006, in order to further strengthen the administration of individual agents.

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

Regulation of PRC Listed Companies

Our A shares have been listed on the SSE since January 9, 2007. As a result, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations. We are also subject to the rules of the SSE.

ORGANIZATIONAL STRUCTURE

(1)	Incorporated on January 15, 2007 pursuant to a promoters agreement among China Life, CLIC and China Life Insurance Asset Management Company Limited
(2)	Incorporated on December 30, 2006 pursuant to a share subscription agreement and a promoters agreement between China Life and CLIC
(3)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
	The People’s Republic of China	60%

China Life Insurance Asset
Management Company Limited

	Hong Kong	60%
		(indirectly through affiliate)

China Life Franklin Asset
Management Company Limited (1)
	The People’s Republic of China	75%(3)
		(directly and indirectly through affiliate)
China Life Pension Company Limited (2)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	Incorporated on January 15, 2007 pursuant to a promoters agreement among China Life, CLIC and China Life Insurance Asset Management Company Limited
(3)	We own 55% and AMC, which is 60% owned by us, owns 20%

PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2006, we owned and leased 3,056 and 4,380 properties respectively, and had 198 properties under construction. 95 properties owned by us are leased to independent third parties. The remaining properties are mainly occupied by us as office premises.

Under a renewed property leasing agreement entered into between CLIC and us, CLIC agreed to lease to us over 1,100 properties owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties. CLIC does not have the legal title to certain number of these CLIC owned properties and is in the process of completing the legal procedures in order to obtain the legal title to these CLIC owned properties. CLIC has undertaken to us 1) to have the building ownership certificates in respect of these properties registered under its name as soon as possible; 2) to be responsible for all costs, expenses and claims incurred and 3) to indemnify us against all losses, claims, charges arising from our occupation of these properties.

We are in the process of purchasing new office buildings for our headquarter in Beijing. We have entered into the relevant contracts for the purchase of the new office buildings and RMB 1,176 million (US$151 million), 60% of the purchase price, has been paid. The remaining 40% of the purchase price will be paid according to the terms as agreed.

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

Immediately following the restructuring, CLIC became our sole shareholder. Following our global offering in December 2003, CLIC became and remains our controlling shareholder, holding approximately 72.2% of our voting shares. Following our A share offering in December 2006, CLIC now holds approximately 68.4% of our voting shares as of April 30, 2007. We have been providing management and other services to CLIC, including the administration of the run-off of the non-transferred policies, the management of the investment assets retained by CLIC (through AMC) and various other services for CLIC, for which we are paid fees. For a description of the restructuring and the other arrangements entered into in connection with the restructuring, see “Item 4. Information on the Company—History and Development of the Company—Our Restructuring” and “Item 7. Major Shareholders and Related Party Transactions”.

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 90 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2006. We also offer accident and short-term health insurance policies to individuals and groups.

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

In addition, AMC, an asset management joint venture established by us and CLIC, manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Information on the Company — Business Overview — Asset Management Business”. We own 60% of the joint venture, with CLIC owning the remaining 40%. We formed a property and casualty joint venture with CLIC, on December 30, 2006, with us owning 40% and CLIC owning the remaining 60%. See “Item 4. Information on the Company — Business Overview — Property and Casualty Business”. We formed a professional pension insurance company with CLIC and AMC on January 15, 2007, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. See “Item 4. Information on the Company — Business Overview — Pension Insurance Business”.

Financial Overview of our Business

We had total gross written premiums and policy fees of RMB 99,417 million (US$12,739 million) and net profit attributed to our shareholders of RMB 19,956 million (US$2,557 million) for the year ended December 31, 2006. Our principal business segments had the following results:

•

Individual life insurance had total gross written premiums and policy fees of RMB 86,587 million (US$11,095 million) in 2006, principally reflecting increases in renewal premiums, policy fees and new policy premiums.

•

Group life insurance had total gross written premiums and policy fees of RMB 1,740 million (US$223 million) in 2006, principally reflecting increases in sales of whole life insurance products and an increase in policy fees.

•

Accident and health insurance had total gross written premiums of RMB 11,090 million (US$1,421 million) ended in 2006, principally reflecting our increased sales efforts for accident insurance business but offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

Our business and the business of CLIC, our predecessor, has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results, which present the historical results of our predecessor for the nine months ended September 30, 2003, the date on which the restructuring is treated as having occurred for accounting purposes, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies and the new policies issued on or after our establishment, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates. As of December 31, 2006, the average guaranteed rate of return of our products was 2.35%.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 62.3% of total revenues in 2006.

•	policy fees for long-term investment–type insurance contracts and investment contracts (collectively, investment-type contracts). Policy fees accounted for 4.8% of total revenues in 2006.

•

investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 31.6% of total revenues in 2006.

In addition, following the restructuring, we receive service fees for policy management services we provide to CLIC. AMC, our asset management joint venture with CLIC also receives asset management fees for asset management services provided to CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. In August 2006 and March 2007, the interest rate on one-year term deposits was further raised from 2.25% to 2.52% and 2.52% to 2.79%, respectively. Due to China’s recent fast growing economy, the Chinese government may take certain measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If the interest rates were to be further increased, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates. See “—Financial Overview of Our Business”. As of December 31, 2006, the average guaranteed rate of return of our products was 2.35%.

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

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets. Since 2004, we have been allowed to invest in convertible bonds, certain subordinated indebtedness and bonds, shares listed on China’s stock markets, which are denominated and traded in Renminbi and infrastructure projects. We received the CIRC’s approval in 2006 to make overseas investments in qualified term deposits, fixed maturity securities and shares of Chinese companies listed on specified stock exchanges. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes such as mortgage-backed securities. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2004, 2005 and 2006.

	For the year ended December 31,
	2004	2005	2006
	(RMB in millions)
Debt securities	(320)	(92)	—
Equity securities	—	(651)	—

Total	(320)	(743)	—

Impairments relating to the bonds entrusted with Min Fa Security Company Limited that encountered financial difficulties in 2004, resulted in an impairment change of RMB 92 million and RMB 320 million for 2005 and 2004, respectively. See Note 21 of the notes to the financial statements included elsewhere in this annual report. Impairments in 2005 relating to certain open-ended investment funds we purchased in previous years at a higher price, resulted in an impairment charge of RMB 651 million. See Note 21 of the notes to the financial statements included elsewhere in this annual report. There were no impairment charges in 2006.

Available-for-sale/non-trading securities comprised of the following asset classes as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	43,871	39,612	49,180	49,922	60,058	60,352
Government agency bonds	26,645	26,438	30,776	30,662	78,300	78,721
Corporate bonds	4,292	3,741	10,806	11,315	31,001	30,752
Subordinated bonds/debts	—	—	4,458	4,526	7,068	7,043

Subtotal	74,808	69,791	95,220	96,425	176,427	176,868

Equity securities
Funds	13,243	12,597	24,845	25,114	20,535	32,869
Common stocks	—	—	1,009	1,147	15,876	29,725
Warrants	—	—	—	—	—	1

Subtotal	13,243	12,597	25,854	26,261	36,411	62,595

Total	88,051	82,388	121,074	122,686	212,838	239,463

We had gross unrealized gains of RMB 28,097 million (US$3,600 million) and gross unrealized losses of RMB 1,472 million (US$189 million) as of December 31, 2006. We had gross unrealized gains of RMB 2,674 million and gross unrealized losses of RMB 1,062 million as of December 31, 2005. We had gross unrealized gains of RMB 365 million and gross unrealized losses of RMB 6,028 million as of December 31, 2004. The total unrealized losses as of December 31, 2006, 2005 and 2004 were 0.6%, 0.9% and 7.3% of total available-for-sale/non-trading securities. The unrealized losses as of December 31, 2006 related primarily to mark to market adjustments to bonds and securities investment funds. These unrealized losses as of December 31, 2005 and 2004 related primarily to mark to market adjustments to government and government agency bonds. Mark to market adjustments to securities investment funds also contributed substantially to the unrealized losses as of December 31, 2004 due to a deep fall in securities market in 2004. The SSE Index, a major stock exchange index in China, dropped to 1,266 points on December 31, 2004 from 1,497 points on December 31, 2003. The index was 1,161 points on December 31, 2005, a further decrease from 2004. The index was 2,675 points on December 31, 2006, which was a 130.4% increase from 2005. This resulted in a significant decrease in total unrealized losses. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of available-for-sale/non-trading securities has continuously been in an unrealized loss position as of December 31, 2006, 2005 and 2004.

As of December 31, 2006	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(819)	(290)	(227)	(1,336)
Carrying amounts	53,352	9,068	9,212	71,632
Unrealized losses as a percentage of carrying amounts	1.54%	3.20%	2.46%	1.87%

Equity securities
Unrealized losses	(136)	—	—	(136)
Carrying amounts	1,273	—	—	1,273
Unrealized losses as a percentage of carrying amounts	10.68%	—	—	10.68%

Total
Total unrealized losses	(955)	(290)	(227)	(1,472)
Total carrying amounts	54,625	9,068	9,212	72,905
Unrealized losses as a percentage of carrying amounts	1.75%	3.20%	2.46%	2.02%

As of December 31, 2005	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(647)	(1)	(261)	(909)
Carrying amounts	29,235	17	9,520	38,772
Unrealized losses as a percentage of carrying amounts	2.21%	5.88%	2.74%	2.34%

Equity securities
Unrealized losses	(58)	(95)	—	(153)
Carrying amounts	3,267	1,696	—	4,963
Unrealized losses as a percentage of carrying amounts	1.78%	5.60%	—	3.08%

Total
Total unrealized losses	(705)	(96)	(261)	(1,062)
Total carrying amounts	32,502	1,713	9,520	43,735
Unrealized losses as a percentage of carrying amounts	2.17%	5.60%	2.74%	2.43%

As of December 31, 2004	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(858)	(542)	(3,960)	(5,360)
Carrying amounts	21,017	9,783	26,173	56,973
Unrealized losses as a percentage of carrying amounts	4.08%	5.54%	15.13%	9.41%

Equity securities
Unrealized losses	(291)	(377)	—	(668)
Carrying amounts	7,802	2,726	—	10,528
Unrealized losses as a percentage of carrying amounts	3.73%	13.83%	—	6.34%

Total
Total unrealized losses	(1,149)	(919)	(3,960)	(6,028)
Total carrying amounts	28,819	12,509	26,173	67,501
Unrealized losses as a percentage of carrying amounts	3.99%	7.35%	15.13%	8.93%

In determining whether a decline in value of an available-for-sale/non-trading security is other-than-temporary and an impairment charge should be recorded in the income statement, our management considers a range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the securities and in assessing the prospects for near term recovery. Inherent in the evaluation are assumptions and estimates about the operations of the issuer and its future earnings potential. The actual results may differ from the assumptions and estimates. We principally consider the following factors in making an evaluation about impairment:

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

As of December 31, 2006, our total investment assets were RMB 686,804 million (US$88,006 million) and the investment yield for the year ended December 31, 2006 was 4.27%. The investment yield primarily reflected increased investments in debt and equity securities, favorable capital market conditions in 2006 compared to 2005, particularly in the PRC securities market, as well as systematic adjustment of our investment strategies and expanded investment channels for insurance companies. As of December 31, 2005, our total investment assets were RMB 494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. The investment yield for the period primarily reflected increased proportion of our investments in debt securities and decreased proportion of our investments in term deposits among our investment assets, favorable capital market conditions in 2005 compared to 2004, as well as disciplined application of our investment policies and expanded investment channels for insurance companies. As of December 31, 2004, our total investment assets were RMB 374,890 million and the investment yield for the year ended December 31, 2004 was 3.5%. The investment yield for this period primarily reflected an increase in interest income from floating rate negotiated deposits and higher yields from newly purchased bonds and subordinated bonds, as a resulted of an increase in benchmark deposit rate by Chinese central bank in 2004.

For 2004, 2005 and 2006, we calculated the investment yields for a given year by dividing the net investment income for that year by the average of the ending balance of that year and the previous year.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2004, 2005 and 2006 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2004	2005	2006	2006	(2004-2006)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business(1)
Whole life and term life insurance:
Gross written premiums	19,812	23,494	28,257	3,621	19.43%

Endowment:
Gross written premiums	26,511	35,480	43,582	5,585	28.22%
Deposits	65,569	60,310	69,583	8,916	3.02%

Annuities:
Gross written premiums	3,790	4,231	8,247	1,057	47.51%
Deposits	1,412	2,173	772	99	(26.06)%

Group life insurance business(1)
Whole life and term life insurance:
Gross written premiums	344	698	912	117	62.82%
Deposits	98	101	169	22	31.32%

Annuities:
Gross written premiums	—	169	232	30	—
Deposits	21,105	21,528	18,411	2,359	(6.6)%

Endowment:
Premiums	—	—	—	—	—
Deposits	553	1,834	2,506	321	112.88%

Accident and health insurance business(2)
Accident gross written insurance premiums	4,977	5,135	5,148	660	1.70%
Health gross written insurance premiums	5,629	5,732	5,942	761	2.74%

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

Products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated income statement as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended December 31, 2006, total deposits were RMB 91,441 million (US$11,717 million), an increase of 6.4% from RMB 85,946 million in 2005. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of 2003, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the years ended December 31, 2006, 2005 and 2004, 9.3%, 9.3% and 13.8% of our total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums in 2005 and 2004. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC’s regulations, prior to 2003, life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, as statutory reinsurer. The statutory reinsurance requirement was phased out beginning in 2003 and from the beginning of 2006 there is no such statutory requirement. We are also party to various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business. As of December 31, 2006, substantially all of our ceded premiums had been ceded to China Life Re.

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

Reserves for Long-term Traditional Insurance Contracts, Long-term Investment Type Insurance Contracts and Investment Contracts with and without Discretionary Participation Feature

Long-term Traditional Insurance Contracts. Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Hence, for single premium and limited pay contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognized in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities. Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment return including, where appropriate, a provision for adverse deviation and a deferred profit liability for the deferred percent-of- premium profit margin, as described in Note 2.9 to the consolidated financial statements included elsewhere in this annual report. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test, as described in Note 2.8.1.b to the consolidated financial statements included elsewhere in the annual report.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

Interest rates assumptions are based upon estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we established the discount rates for policies issued in 2005, 2004 and 2003, respectively, such that they increase annually from 4.0%, 3.7% and 3.65% for the year of issuance to 5.2% for the year 2013 and the years after, 5.17% for the year 2013 and the years thereafter and 5.0% for the year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. We established the discount rate for policies issued in 2006, such that it is 5.0% for the year of 2006 and increases annually from 4.6% for the year of 2007 to 5.4% for the year 2013 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.6%, as applicable. The interest rates we assume for future years reflect increased investment in higher yielding securities, including corporate bonds, longer duration securities and equity securities.

•

Our assumptions for mortality and morbidity rates vary by age of the insured, and lapse rates vary by contract type. They are based on expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. We review our assumptions for mortality, morbidity and lapse rates periodically, and adjust the assumption rates, where appropriate, for the policies to be issued in the subsequent year. The lapse rates of our policies in 2006 did not change significantly compared with 2005. The lapse rates of certain types of policies were higher in 2005 than in 2004 and higher in 2004 than in 2003, which we believe was primarily due to an increase in competition and the impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the People’s Bank of China, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. The CIRC recently issued new series of life tables, as well as relevant rules on the application of these new tables, effective as of January 1, 2006, which require all life insurance companies in China to use these new tables for the calculation of minimum statutory reserves under the PRC GAAP. In addition, commencing from January 1, 2006, Chinese life insurance companies are no longer required to use designated life tables for product pricing.

•

Our assumptions for policy administration expenses are based on an analysis of actual experience. We have estimated the percentage of premiums costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto; 1.75% of premiums for 2003, 1.65-2.55% of premiums for individual life products, and 1.65% of premiums for group life products, for 2004; 1.50-1.80% of premiums for individual life products, and 1.30% of premiums for group life products, for 2005; and 1.60%-1.85% of premiums for individual life products and 1.50% of premiums for group life products, for 2006, in each case plus a fixed per-policy expense.

Long-term Investment Type Insurance Contracts and Investment Contracts with Discretionary Participation Feature. Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS4.

HKFRS4 permits the existing accounting policies to be applied to all contracts deemed to be insurance contracts and investment contracts with discretionary participation features under HKFRS4. As a result, these long-term investment type insurance contracts and investment contracts with discretionary participation features continue to be accounted for as follows: revenue from these contracts consists of various charges, including policy fees, handling fees, management fees and surrender charges, made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits. To the extent unrealized gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

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

Deferred Income. Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts. Both deferred income amounts will be released to income statement over the remaining lifetime of the business.

Valuation of Investments

Debt securities that we have the ability and intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the near term are classified as financial assets at fair value through income. Debt securities and equity securities other than those classified as held-to-maturity or financial assets at fair value through income are classified as available-for-sale securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment and if the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to income statement. The following are the policies used:

Financial assets at fair value through income. Financial assets at fair value through income securities are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of financial assets at fair value through income are recognized in the income statement. Profits or losses on disposal of financial assets at fair value through income, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the income statement as they arise.

Held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at cost plus any discount or less any premium amortized to date. The discount or premium is amortized over the period to maturity and included as interest income or expense in the income statement.

Available-for-sale securities. Investments which are either designated in this category or not classified in either of the other categories are stated in the balance sheet at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve in equity until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gains or losses representing the difference between the net sales proceeds and the carrying amount of the relevant securities, together with any surplus or deficit transferred from the investment revaluation reserve, is reflected in the income statement.

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

Term deposits (excluding structured deposits) and securities purchased or sold under agreements to resell or repurchase. The fair values of term deposits (excluding structured deposits) and securities purchased or sold under agreements to resell or repurchase approximate the carrying amounts of these assets in the balance sheet.

Structured deposits. As the market for structured deposits is not active, we establish fair value by using discounted cash flow analysis and option pricing models as the valuation technique. We use the U.S. dollar swap rate, the benchmark rate, to determine the fair value of financial instrument. Due to the complexity of the structured deposits, significant judgment and estimates are involved in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances.

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

Deferred policy acquisition costs for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realized over the life of the contract. To the extent unrealized gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

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

Recently Issued Accounting Standards

On September 19, 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for fiscal year ending December 31, 2007. We are currently assessing the impact of SOP05-1 on our consolidated financial position and results of operations.

On February 16, 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows us to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. FAS 155 is effective for our fiscal year ending December 31, 2007. We have considered the effects of adopting FAS 155 and do not expect it to have a material impact on our consolidated financial statements.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The cumulative effect of adopting FIN 48 is to be recorded as an adjustment to opening retained earnings in the period of adoption. FIN 48 is effective for the Group’s fiscal year ending December 31, 2007. We are currently assessing the impact of FIN 48 on the Group’s consolidated financial position and results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for accounting periods beginning on or after November 15, 2007. We are currently assessing the impact of FAS 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after November 15, 2007. We are currently assessing the impact of FAS 159 on our consolidated financial position and results of operations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 1.5%, 1.8% and 3.9% in 2006, 2005 and 2004, respectively.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

Class Action Litigation

China Life and certain of its former directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between March 16, 2004 and May 14, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang (former director), Miao Fuchun (former director) and Wu Yan (former director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. China Life has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

OPERATING RESULTS

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB 18,809 million, or 23.5%, to RMB 98,847 million in 2006 from RMB 80,038 million in 2005. This increase was primarily due to increases in net premiums earned and policy fees from the individual life insurance and group life insurance businesses. Net premiums earned from participating products of long-term traditional insurance contracts were RMB 41,001 million in 2006, an increase of RMB 9,985 million, or 32.2%, from RMB 31,016 million in 2005. This increase was primarily due to an increased market demand, as well as our increased sales efforts, for participating endowment products. Of total net premiums earned in 2006, RMB 2,205 million was attributable to single premium products and RMB 78,952 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2005, RMB 1,896 million was attributable to single premium products and RMB 62,027 million was attributable to regular premium products.

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB 17,770 million, or 25.8%, to RMB 86,519 million in 2006 from RMB 68,749 million in 2005. This increase was primarily due to increases in renewal premiums, policy fees and new policy premiums.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business increased by RMB 478 million, or 38.0%, to RMB 1,735 million in 2006 from RMB 1,257 million in 2005. This increase was primarily due to increases in sales of whole-life insurance products and an increase in policy fees.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB 561 million, or 5.6%, to RMB 10,593 million in 2006 from RMB 10,032 million in 2005. Gross written premiums from the accident insurance business increased by RMB 13 million, or 0.3%, to RMB 5,148 million in 2006 from RMB 5,135 million in 2005 and gross written premiums from the health insurance business increased by RMB 210 million, or 3.7%, to RMB 5,942 million in 2006 from RMB 5,732 million in 2005. These increases were primarily due to our increased sales efforts for accident insurance business but offset in part by our adjustment of our sales strategies for health insurance business to reduce our sales of certain health products with relatively higher risks.

Net Investment Income

Net investment income increased by RMB 8,257 million, or 49.5%, to RMB 24,942 million in 2006 from RMB 16,685 million in 2005. This increase was primarily due to the growth in investment assets during 2006 and an increase in investment yield.

As of December 31, 2006, total investment assets were RMB 686,804 million and the investment yield for the year ended December 31, 2006 was 4.27%. As of December 31, 2005, total investment assets were RMB 494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%. This increase was primarily due to increased investments in debt and equity securities, favorable adjustment of our investment portfolio, favorable capital market conditions and expanded investment channels for insurance companies. Our investment income is affected by many factors, including the volatility of the securities markets in China. Changes in the PRC capital markets and volatilities in the PRC securities markets in the future could have an impact on our net investment income, and accordingly an adverse impact on our net profit.

Net Realized Gains/(Losses) on Financial Assets

Net realized gains on financial assets increased by RMB 2,105 million to RMB 1,595 million in 2006 from net losses of RMB 510 million in 2005. The results in 2006 reflected net realized losses of RMB 6 million on debt securities and net realized gains of RMB 1,601 million on equity securities, which was primarily due to the favorable China stock market in 2006.

Net Fair Value Gains on Assets at Fair Value Through Income (Held-for-Trading)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) increased by 19,784 million, to RMB 20,044 million in 2006 from RMB 260 million in 2005. The results in 2006 reflected net fair value gains on assets at fair value through income (held-for-trading) of RMB 305 million on debt securities, resulting from favorable conditions in debt securities markets in 2006 and increased investments in debt securities. Net fair value gains on assets at fair value through income (held-for-trading) of RMB 19,739 million on equity securities, resulting from extremely favorable conditions in equity securities markets and increased investments in equity securities.

Other Income

Other income increased by RMB 144 million, or 8.3%, to RMB 1,883 million in 2006 from RMB 1,739 million in 2005. This was primarily due to the fee income received from CLIC as the reward for assisting CLIC to mitigate its business risk arising from non-transferred policies.

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB 5,495 million, or 6.4%, to RMB 91,441 million in 2006 from RMB 85,946 million in 2005. This increase was primarily due to an increase in business volume. Policy fees increased by RMB 1,014 million, or 16.7%, to RMB 7,097 million in 2006 from RMB 6,083 million in 2005. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB 5,785 million, or 7.6%, to RMB 81,749 million in 2006 from RMB 75,964 million in 2005. Total policy fees from participating products increased by RMB 917 million, or 21.4%, to RMB 5,193 million in 2006 from RMB 4,276 million in 2005.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB 7,872 million, or 12.6%, to RMB 70,355 million in 2006 from RMB 62,483 million in 2005. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB 818 million, or 14.4%, to RMB 6,501 million in 2006 from RMB 5,683 million in 2005. These increases were primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business decreased by RMB 2,377 million, or 10.1%, to RMB 21,086 million in 2006 from RMB 23,463 million in 2005. Policy fees from the group life insurance business increased by RMB 196 million, or 49.0%, to RMB 596 million in 2006 from RMB 400 million in 2005. These changes were primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 14,391 million, or 26.6%, to RMB 68,420 million in 2006 from RMB 54,029 million in 2005. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB 2,486 million, or 29.9%, to RMB 10,797 million in 2006 from RMB 8,311 million in 2005. This increase was principally due to an increase in the number of policies in force and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.9% and 10.3% in 2006 and 2005 respectively. Interest credited to long-term investment-type insurance contracts increased by RMB 1,492 million, or 30.5%, to RMB 6,386 million in 2006 from RMB 4,894 million in 2005. This increase primarily reflected an increase in the total policyholder account balance.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 8,545 million, or 34.2%, to RMB 33,551 million in 2006 from RMB 25,006 million in 2005. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 599 million, or 14.8%, to RMB 4,652 million in 2006 from RMB 4,053 million in 2005, the increase in liability of long-term traditional insurance contracts increased by RMB 6,501 million, or 38.6%, to RMB 23,345 million in 2006 from RMB 16,844 million in 2005, and the interest credited to long-term investment-type insurance contacts increased by RMB 1,445 million, or 35.2%, to RMB 5,554 million in 2006 from RMB 4,109 million in 2005.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB 14,244 million, or 30.9%, to RMB 60,405 million in 2006 from RMB 46,161 million in 2005. This increase was due to an increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 2,381 million, or 30.7%, to RMB 10,125 million in 2006 from RMB 7,744 million in 2005 and the increase in liability of long-term traditional insurance contracts increased by RMB 10,365 million, or 30.9%, to RMB 43,915 million in 2006 from RMB 33,550 million in 2005. The increase in liability of long-term traditional insurance contracts was primarily due to an increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 5 million, or 0.5%, to RMB 1,016 million in 2006 from RMB 1,021 million in 2005. This decrease was primarily due to a decrease in the increment of long-term traditional insurance contracts liabilities and interest credited to long-term traditional insurance contracts but offset in part by an increase in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 105 million, or 18.5%, to RMB 672 million in 2006 from RMB 567 million in 2005 and the increase in long-term traditional insurance contracts liabilities decreased by RMB 104 million, or 24.4%, to RMB 323 million in 2006 from RMB 427 million in 2005. This decrease was primarily due to a decrease in the contracts in force.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB 152 million, or 2.2%, to RMB 6,999 million in 2006 from RMB 6,847 million in 2005. This increase was primarily due to increases in business volume in our accident and health insurance business.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB 23 million, or 2.4%, to RMB 996 million in 2006 from RMB 973 million in 2005. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB 12 million, or 1.3%, to RMB 951 million in 2006 from RMB 939 million in 2005.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income increased by RMB 3,086 million, or 36.2%, to RMB 11,607 million in 2006 from RMB 8,521 million in 2005. This increase was primarily due to an increase in business volume.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 12,258 million, or 228.7%, to RMB 17,617 million in 2006 from RMB 5,359 million in 2005. This increase was primarily due to an increase in business volume and, accordingly, an increase in our reserves for participating products, as well as an increase in investment yield for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB 2,493 million, or 32.1%, to RMB 10,259 million in 2006 from RMB 7,766 million in 2005. This increase was primarily due to an increase in the number of policies and overall amount of in-force business and an increase in investment income in 2006.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB 570 million, or 30.9%, to RMB 2,415 million in 2006 from RMB 1,845 million in 2005. Underwriting and policy acquisition costs were 2.4% and 2.3% of net premiums earned and policy fees in 2006 and 2005, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB 444 million, or 31.3%, to RMB 1,862 million in 2006 from RMB 1,418 million in 2005. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 126 million, or 29.5%, to RMB 553 million in 2006 from RMB 427 million in 2005. This increase was primarily due to the increase in business volume and increased market competition.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as compensation and other administrative expenses. Administrative expenses increased by RMB 2,102 million, or 29.0%, to RMB 9,339 million in 2006 from RMB 7,237 million in 2005. This increase primarily reflected the increase in business volume.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB 61 million, or 7.6%, to RMB 859 million in 2006 from RMB 798 million in 2005. This increase primarily reflected an increase in charity donations including RMB 50 million for the establishment of a charitable foundation.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB 3,409 million, or 158.9%, to RMB 5,554 million in 2006 from RMB 2,145 million in 2005. This increase was primarily due to the increase in business volume. Our effective tax rate for 2006 was 21.7% as compared with a statutory tax rate of 33%.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB 10,650 million, or 114.4%, to RMB19,956 million in 2006 from RMB 9,306 million in 2005. This increase was primarily due to the increases in net profits of individual life and group life insurance businesses.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB 12,993 million, or 121.8%, to RMB 23,663 million in 2006 from RMB 10,670 million in 2005. This increase was primarily due to the increases in investment income and business volume of regular payment products.

Group Life Insurance Business

Net profit in the group life insurance business increased by RMB 1,377 million to RMB 864 million in 2006, from a net loss of RMB 513 million in 2005. This increase was primarily due to the increases in investment income and business volume of regular payment products.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB 271 million, or 21.2%, to RMB 1,009 million in 2006 from RMB 1,280 million in 2005. The decrease in profitability was primarily due to increased market competition, which led to an increase in administrative expenses, offset in part by net fair value gains on assets at fair value through income (held-for-trading) in our accident and health insurance business.

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

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 11,730 million, or 27.7%, to RMB 54,029 million in 2005 from RMB 42,299 million in 2004. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB 1,495 million, or 21.9%, to RMB 8,311 million in 2005 from RMB 6,816 million in 2004. This increase was principally due to an increase in the number of policies in force. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 10.3% in 2005 and 2004. Interests credited to long-term investment-type insurance contracts increased by RMB 1,190 million, or 32.1%, to RMB 4,894 million in 2005 from RMB 3,704 million in 2004. This increased was primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 6,939 million, or 38.4%, to RMB 25,006 million in 2005 from RMB 18,067 million in 2004. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 1,393 million, or 52.4%, to RMB 4,053 million in 2005 from RMB 2,660 million in 2004, the increase in liability of long-term traditional insurance contracts increased by RMB 4,474 million, or 36.2%, to RMB 16,844 million in 2005 from RMB 12,370 million in 2004, and the interest credited to long-term investment-type insurance contacts increased by RMB 1,072 million, or 35.3%, to RMB 4,109 million in 2005 from RMB 3,037 million in 2004.

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

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB 367 million, or 34.9%, to RMB 1,418 million in 2005 from RMB 1,051 million in 2004. This increase was primarily due to the increase in business volume during the period, as well as an increase in the sales of risk-type insurance contracts and regular-premium products, which have a relatively higher commission. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 6 million, or 1.4%, to RMB 427 million in 2005 from RMB 421 million in 2004. This increase was primarily due to the increase in business volume.

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

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2006, the amount of cash and cash equivalents was RMB 50,213 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2006, the amount of term deposits was RMB 175,476 million.

Our investment portfolio also may provide us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2006, investments in debt securities had a fair value of RMB 369,631 million. As of December 31, 2006, investments in equity securities had a fair value of RMB 95,493 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

The following sets forth information regarding consolidated cash flows for the periods indicated.

Net cash provided by operating activities was RMB 80,352 million in 2006, an increase of RMB 48,524 million from 2005. This increase was primarily due to our increased sales and maturity of financial assets at fair value through income (held-for-trading). Net cash provided by operating activities was RMB 31,828 million in the year ended December 31, 2005, a decrease of RMB 1,086 million from RMB 32,914 million in the year ended December 31, 2004. This decrease was primarily due to our increased investment in financial assets at fair value through income/trading securities.

Net cash used in investment activities was RMB 141,038 million in the year ended December 31, 2006, an increase of RMB 49,698 million from 2005. This increase in cash used in investing activities was primarily due to an increase in our debt securities and term deposits. Net cash used in investment activities was RMB 91,340 million in the year ended December 31, 2005, a decrease of RMB 22,738 million from RMB 114,078 million in the year ended December 31, 2004. This decrease was primarily due to a decrease in our investments in term deposits.

Net cash provided by financing activities was RMB 83,313 million in the year ended December 31, 2006, an increase of RMB 22,596 million from 2005. The changes in cash provided by financing activities over these periods were primarily due to the cash proceeds from our A shares offering in December 2006. Net cash provided by financing activities was RMB 60,717 million in the year ended December 31, 2005, a decrease of RMB 5,048 million from RMB 65,765 million in the year ended December 31, 2004. This decrease in cash provided by financing activities was primarily due to an increase in surrenders in long-term investment type insurance contracts and investment contracts.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation in its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-currency denominated debts in China. We used approximately HK$1.175 billion for investments in H shares of Bank of China Limited in its initial public offering in May 2006, approximately HK$2 billion for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million (US$3,564 million). We received such cash proceeds on December 29, 2006. As of the date of this annual report, the cash proceeds from our A share offering was used to increase our capital.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows the Company’s solvency ratio as of December 31, 2006:

As of December 31, 2006
(RMB in millions, except percentage data)
Actual solvency margin	96,297
Minimum solvency margin	27,549
Solvency ratio	350%

Insurance companies are required to calculate and report annually to the CIRC their solvency margin and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. An “acceptable range” of results for each of the twelve ratios is used as a benchmark. The departure from the “acceptable range” of four or more of the ratios can lead to regulatory action being taken by the CIRC.

Our solvency margin as of December 31, 2006 was approximately 3.5 times the minimum regulatory requirement. Among the twelve financial ratios, eleven financial ratios were within their acceptable ranges as determined by CIRC and our actual solvency ratio was slightly higher than the acceptable range provided by the CIRC. The increase in our actual solvency ratio was due to the proceeds received from our A share offering.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments as of December 31, 2006.

As of December 31, 2006	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
Securities sold under agreements to repurchase	8,227	—	—	—	8,227
Short-term bank borrowings	—	—	—	—	—
Long-term bank borrowings	—	—	—	—	—
Off balance sheet operating leases	242	303	83	50	678
Capital commitments	990	—	—	—	990
Total	9,459	303	83	50	9,895

Long-term Business
Long-term traditional insurance contracts	18,502	38,673	41,688	749,600	848,463
Long-term investment type insurance contracts	63,897	120,247	96,152	141,699	421,995
Investment contracts with discretionary participation feature	11,438	15,127	10,244	20,195	57,004
Investment contracts without discretionary participation feature	1,397	633	253	677	2,960
Short-term Business	5,438	—	—	—	5,438

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for long-term business and short-term business in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2006, relating to premiums received through December 31, 2006. No consideration is given to future premiums payments or deposits from policyholders (and the cash flows resulting therefrom), even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2006 and do not reflect the impact of future premiums or future new deposits, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2006. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2006.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “—Overview”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2006, we have not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

RECONCILIATION OF HONG KONG FINANCIAL REPORTING STANDARDS (HKFRS)

AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements contained in this annual report have been prepared in accordance with HKFRS. There are no material differences between HKFRS and U.S. GAAP that had an effect on net profit for the years ended December 31, 2006, 2005 and 2004 and shareholders’ equity as at December 31, 2006 and 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Yang Chao	57	Chairman of the Board and executive director
Wan Feng	49	Executive director and Vice President
Lin Dairen	48	Vice President
Liu Yingqi	49	Vice President
Liu Jiade	44	Vice President
Zhou Ying	53	Chairman of Communist Party Disciplinary Commission
Su Hengxuan	44	Assistant to President
Shi Guoqing	55	Non-executive director
Zhuang Zuojin	55	Non-executive director
Long Yongtu	64	Independent non-executive director
Sun Shuyi	66	Independent non-executive director
Ma Yongwei	64	Independent non-executive director
Chau Tak Hay	64	Independent non-executive director
Cai Rang	50	Independent non-executive director
Ngai Wai Fung	45	Independent non-executive director
Liu Lefei	34	Chief investment officer
Liu Anlin	44	Chief information technology officer
Shiu Wai Chung	53	Chief actuary

Yang Chao has been the chairman of our board of directors since July 2005. Mr. Yang has been the president of CLIC since May 2005. Mr. Yang also serves as the chairman of China Life Property and Casualty Company Limited since November 2006. Mr. Yang was president of our company from June 2005 to January 2006. Between 2000 and 2005, Mr. Yang served as the chairman of board of directors and president of China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited, respectively. Between 1996 and 2000, Mr. Yang was the chairman and president of CIC Holdings (Europe) Limited. Between 1976 and 1996, Mr. Yang had been the general manager of the operations departments of The People’s Insurance (Group) Company of China and The People’s Insurance Company of China, respectively, the general manager of The People’s Insurance Company of China, Shanghai Pudong branch, the deputy general manager, assistant general manager, deputy section chief of the Import Division, and a staff member of the Ships’ Non-marine Insurance Division of The People’s Insurance Company of China, Shanghai branch and a staff member of Bank of China, Shanghai branch. With over 30 years of experience in the insurance and banking industries, Mr. Yang is a senior economist. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom. Mr. Yang majored in English and Business Administration and has obtained a Master’s degree in Business Administration.

Wan Feng has been an executive director of our company since June 2006 and a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by our board resolution since January 31, 2007. Mr. Wan also serves as a director of China Life Property and Casualty Insurance Company Limited since November 2006 and a director of China Life Insurance Asset Management Company Limited since January 2006. Prior to joining China Life, Mr. Wan served as a vice president of CLIC and general manager of its Shenzhen branch since 1999 and director of China Life–CMG since 1999. Other positions in Mr. Wan’s 25-year career in the insurance industry include general manager of the Shenzhen branch of PICC Life from 1997 to 1999. Before that, Mr. Wan had also served as a director and senior vice president of the Hong Kong branch of Tai Ping Life Insurance Company, assistant president of the Hong Kong branch of CLIC and deputy chief of the life insurance division at The People’s Insurance Company of China, Jilin branch. He graduated from Jilin College of Finance and Trade with a bachelor’s degree in economics; The Open University of Hong Kong with a Master’s degree in Business Administration; and Nankai University in Tianjin with a doctorate degree in finance. Mr. Wan was awarded special allowance by the State Council and is a senior economist.

Lin Dairen has been a vice president of our company since 2003 and has been an executive director and president of China Life Pension Company Limited since November 2006. Prior to joining China Life, Mr. Lin served as general manager of CLIC’s Jiangsu branch from 2001 to 2003, deputy general manager of CLIC’s Jiangsu branch from 1999 to 2001, and deputy general manager of PICC Life’s Jiangsu branch from 1996 to 1999. Prior to that, Mr. Lin served as a division chief of life insurance division of PICC Jiangsu Branch from 1994 to 1996 and vice president of Nanjing Life Insurance Company Limited; a deputy division chief of life insurance division of PICC Jiangsu Branch from 1989 to 1994 (acting chief); and deputy manager, section chief, vice section chief and section member of domestic business department of PICC Jiangsu Branch. As a senior economist, Mr. Lin brings to China Life his 26 years’ extensive operations and management experience in the insurance industry. Mr. Lin graduated from Shandong Province Weifang Medical School in 1982 with a bachelor’s degree in medicine.

Liu Yingqi has been a vice president of our company since January 2006 and has been a director of China Life Pension Company Limited since November 2006. Ms. Liu served as the chairperson of our supervisory committee from August 2003 to January 2006. Between 1997 and 2003, Ms. Liu was general manager of the group insurance department of CLIC and deputy general manager of the Anhui branch of CLIC. Earlier in her career, Ms. Liu worked at Anhui branch of PICC, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division (acting chief). A 1982 graduate from Anhui University with a bachelor’s degree in economics, Ms. Liu has over 20 years operational and management experience in the life insurance industry in China.

Liu Jiade has been a vice president of our company since 2003 and has been a director of China Life Asset Management Company Limited since June 2004. He also serves on the board of China Life Asset Management (Hong Kong) Company Limited (since renamed China Life Franklin Asset Management Company Limited) since May 2006 and the board of Guangdong Development Bank since December 2006. Immediately prior to joining China Life, Liu had served as a vice director of the Finance Bureau of the Ministry of Finance for three years, and as a division chief in the National Debt Finance Bureau of the Ministry of Finance from 1998 to 2000. Other positions Mr. Liu has occupied during his career include vice county chief of the People’s Government of Guan Tao County in Hebei Province, and vice department chief and then department chief in the Commercial Finance Bureau in the Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities institutions. Mr. Liu graduated from Central Finance College in 1984 (now Central University of Finance and Economics) with a bachelor’s degree in economics.

Zhou Ying has been the chairman of the Communist Party Disciplinary Commission at China Life since November 2006. Prior to that, Mr. Zhou served as chief and designated supervisor (ranked as deputy bureau chief) of the Fifth Division and designated supervisor (ranked as deputy bureau chief) of Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006; a party committee member, chief of party disciplinary group, deputy party secretary and chairman of the Communist Party Disciplinary Committee at Hua Xia Bank from January 1998 to May 2004; deputy director of the Central Office for Taiwan Affairs of Beijing Municipal Government from August 1992 to January 1998. From February 1981 to August 1992, he held various positions at China Communist Youth League Beijing Committee, including deputy chief of its propaganda department, deputy office chief, office chief, standing committee member and office chief, standing committee member and chief secretary and office chief, and deputy party secretary. Mr. Zhou graduated from University of Science and Technology of China with a Master’s degree in Business Administration.

Su Hengxuan has been our assistant to president since 2006. Mr. Su also serves on the board of China Life Property and Casualty Insurance Company Limited and the board of Insurance Professional College since November and December 2006, respectively. From 2003 to 2006, Mr. Su served as the general manager of our individual life insurance business department. From 1998 to 2003, Mr. Su served as both division chief of the agency management office and manager of sales department at CLIC’s Henan branch, deputy general manager of CLIC’s Henan branch, and general manager of CLIC’s individual life insurance department. Before that, Mr. Su served as division chief of life insurance division and division chief of sales division of PICC Life, Henan branch between 1996 and 1998. From 1983 to 1996, Mr. Su served as section chief and deputy division chief at PICC Henan Branch’s life insurance division. Mr. Su has over 24 years experience in the life insurance industry and assurance management. Mr. Su studied in Banking School of Henan Province in 1983 and graduated from the Insurance and Finance Department of Wuhan University in 1998 with a bachelor’s degree in economics, majoring in insurance. Mr. Su is a senior economist.

Shi Guoqing has been a non-executive director of our company since 2004 and a vice president of CLIC since August 2003. He is also the chairman of China Life Insurance (Overseas) Co., Ltd., the chairman of Shanghai PICC Tower Limited, and director of China Life-CMG, Beijing Oriental Plaza Co., Ltd., Hong Kong Huiyen Holding Company Limited, China International Trade Center Limited, China International Trade Center Company Limited, China World Trade Investments Limited and Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd., respectively. Before taking these positions, he served as assistant to general manager of CLIC from 1999 to 2003. Between 1995 and 1999, Mr. Shi acted as deputy general manager of PICC Life. From 1976 to 1995, he acted as a section member, section chief and deputy chief of overseas business divisions of PICC (acting chief), deputy general manager and general manager of China Insurance Co., Ltd., Macao branch, and executive deputy general manager of the international department of PICC. Mr. Shi graduated from Foreign Trade Business College of Beijing in 1976. During over 30 years in the insurance industry, he has accumulated extensive experiences both in operation and management of insurance businesses. Mr. Shi is a senior economist.

Zhuang Zuojin has been a non-executive director of our company since June 2006, and a vice president of CLIC since August 2003. Ms. Zhuang also serves on the boards of China Life Insurance Asset Management Company Limited since June 2004, China Life Asset Management (Hong Kong) Company Limited (since renamed China Life Franklin Asset Management Company Limited) since May 2006, and China Life-CMG since June 2000. Ms. Zhuang was an assistant to the president of CLIC from March 1999 to August 2003, and a vice general manager of the Zhejiang branch of CLIC, and the general manager of the Hangzhou branch of CLIC from March 1999 to October 2000. Ms. Zhuang was also the president of China Life Insurance Trust and Investment Company from June 1999 to October 2000, and a vice general manager of the Zhejiang branch of PICC Life, and the general manager of the Hangzhou branch of PICC Life from July 1996 to March 1999. From 1981 to 1996, she acted as accounting staff, deputy chief, chief and chief accountant of the planning and finance division of the Zhejiang branch of the People’s Insurance Company of China. Ms. Zhuang graduated from the Correspondence College of the Central Party School with major in economics management, and studied Probability Statistics (insurance actuarial oriented) at Zhejiang University from September 1999 to January 2000. She is a senior accountant and has worked in insurance companies for over 26 years with extensive experience in insurance business operation and management.

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

Sun Shuyi has been an independent non-executive director of our company since 2004. Mr. Sun is also the executive vice president of China Federation of Industrial Economics, vice chairman of United China Enterprise Association, executive vice president of China Enterprise Association, deputy supervisor of China Brand Promotion Committee and member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the deputy chief of General Office, deputy director of the Personnel Department of the Central Steering Committee of Financial Affairs of China, deputy party secretary of Central Government Enterprise Working Committee. From 1988 to 1993, he was the deputy head of the Finance Management Department and the deputy head and head of the Production System Department of the State System Reform Commission. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a senior engineer and a certified public accountant.

Ma Yongwei has been an independent non-executive director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company. From 1994 to 1996, he served as chairman and president of former PICC. From 1982 to 1994, Mr. Ma served as deputy chief of the agricultural credit division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, and vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr Ma is a Researcher.

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

Cai Rang has been an independent non-executive director of our company since 2004. Mr. Cai is the party secretary and deputy general manager of China Steel Research Technology Group, and vice chairman of Advanced Technology & Materials Co., Ltd. From 1998 to 2007, he was the president of Advanced Technology of Materials Co., Ltd. From 1987 to 2001, he was a division chief, deputy chief economist, assistant to director and deputy director of the Central Iron and Steel Research Institute. Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University in 1982 with a bachelor’s degree of engineering. He studied at the New York State University from 1984 to 1986, and graduated with an MBA degree. He pursued on-the-job studies at the School of Business Administration of Remin University of China from 1997 to 2001 and obtained a doctorate degree in business administration. From 1997 to 1998, Mr. Cai was a visiting professor at the Cambridge University in the United Kingdom. Mr. Cai is a professor-level senior engineer and was awarded special allowance by the State Council.

Ngai Wai Fung has been an independent non-executive director of our company since December 29, 2006. He is the associate director and head of listing services of KCS Limited (formally the commercial division of KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries and the chairman of its China Affairs Committee. He was the company secretary and head of the Secretariat of ICBC (Asia) in 2005, executive director of Top Orient Capital (Asia) Ltd. between 2003 and 2005, the company secretary and department manager of China Unicom Limited between 2001 and 2003, executive director, company secretary and chief financial officer of Oriental Union Holding Limited between 1999 and 2001. Mr. Ngai graduated from the Hong Kong Polytechnic University in 2002 with a master’s degree in corporate finance. He graduated from Andrews University of Michigan in 1992 with a Master’s degree in Business Administration. Currently, he is studying at Shanghai University of Finance and Economics for a doctorate degree. Mr. Ngai has over 18 years of senior management experience, most of which is in the areas of finance, accounting, internal control and regulatory compliance for issuers including major H shares and red chip companies.

Liu Lefei has been our chief investment officer since July 2006 and has served as general manager of our investment management department since August 2004. Mr. Liu has been a director of Guangdong Development Bank since December 2006. He served as both the general manager of Investment Management Department of China Galaxy Securities Co., Ltd. and general manager of Beijing Galaxy Investment Consulting Company between 2003 and 2004. From 1998 to 2003, Mr. Liu served as both deputy general manager of Zhongye’an Shunda Industrial Corporation under the Ministry of Metallurgical Industry and executive director of Capital Securities Company. From 1995 to 1998, Mr. Liu worked for the general department of the Ministry of Finance. Mr. Liu was a member of the 9th and 10th of All China Youth Federation, and served as a member of Xinhua FTSE Index Committee and a member of Reuters China Pension Index Advisory Committee. Mr. Liu graduated from Renmin University of China with a bachelor’s degree in economics in 1995; Graduate School of the Chinese Academy of Social Sciences in 1998; and China Europe International Business School in 2006 with a master’s degree in business administration majoring in Finance.

Liu Anlin has been our chief information technology officer since July 2006. Mr. Liu was in charge of our IT department and then served as its general manager between November 2002 and July 2006. Mr. Liu served as the deputy general manager of CLIC’s human resources department from November 2001 to November 2002. Prior to that, he had served as deputy division chief (acting chief) of the IT division and assistant to general manager of CLIC’s Gansu branch between April 1999 and November 2001; assistant to division chief and deputy division chief (acting chief) of the IT division at PICC Life’s Gansu branch between June 1996 and April 1999; manager of Computer Center Technology Department of The People’s Insurance Company of China, Gansu branch and manager of the Technology Development Department of Gansu ZhongBao Electronic Co., Ltd. between January 1995 and June 1996. Mr. Liu graduated from Lanzhou University of China in 1985 with a bachelor’s degree in science majored in computer mathematics. He studied at University of Sunderland in the United Kingdom from 1992 to 1993. He has obtained a master’s degree in business administration from Tsinghua University in 2006, and is studying for a doctorate degree in risk management at Beijing Normal University. Mr. Liu is a senior economist.

Shiu Wai Chung has been our chief actuary since March 2007. Ms. Shiu had served as senior deputy president and chief actuary at several subsidiaries of Prudential Financial, Inc. and has accumulated extensive working experience in insurance companies, and also held positions of president and senior officer at many actuary societies. Her professional qualifications include, among others, Chartered Financial Analyst (CFA), Certified Employee Benefit Specialist (CEBS), Chartered Financial Consultant (CHFC), Chartered Life Underwriter (CLU), Member of the American Academy of Actuaries (MAAA), and Fellow of the Society of Actuaries (FSA). Ms. Shiu obtained a bachelor’s degree from National Chengchi University in Taiwan and a master’s degree from University of Iowa, U.S.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	52	Chairperson of Board of Supervisors
Wu Weimin	56	Supervisor
Qing Ge	56	Employee Representative Supervisor
Yang Hong	40	Employee Representative Supervisor
Tian Hui	55	Outside supervisor

Xia Zhihua has been the chairperson of our supervisory committee since March 2006. As the representative of the PRC State Council, Ms. Xia supervised CLIC, and China Export & Credit Insurance Corporation between August 2003 and December 2005, China Great Wall Asset Management Corporation between November 2001 and July 2003, and China Economic Development Trust & Investment Corporation between July 2000 and November 2001. She served as deputy chief of the Supervisory

Committee, deputy chief of Administration Office, chief of supervisory committee and head of Administration Office respectively. Ms. Xia joined the Ministry of Finance in December 1984, and positions she held in this ministry include the assistant inspector of the Treasury from June 2000 to July 2000; the deputy department chief of Treasury Bond Finance Department from July 1998 to June 2000; the deputy department chief of Treasury Bond Department from July 1997 to June 1998; a staff member of the Training and Administrative Finance Department, section chief, deputy division chief and division chief in the Domestic Debt Management Department from December 1984 to June 1997. Ms. Xia graduated from Economics Department of Xiamen University and received a bachelor’s degree in politics and economics and a master’s degree in world economics.

Wu Weimin has been a supervisor of our company since 2003. Mr. Wu serves as the general manager of the compliance department of our company. Prior to assuming this role, Mr. Wu had served as deputy secretary of the disciplinary committee, director of the supervision office, deputy general manager of the organization department and vice general manager of the personnel education department of CLIC since 1998. Earlier in his career, Mr. Wu served as vice general manager of the human resources department and division chief of the compensation division of PICC Group between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the labor wages bureau of the Ministry of Communications. In 2000, he studied insurance at the China Insurance Management Staff Institute.

Qing Ge has been a supervisor of our company since June 2006 and has been both the general manager of the working department and the deputy director of the Trade Union of our company since September 2005. Between September 2003 and September 2005, Mr. Qing was the deputy general manager of our Beijing branch. From 1999 to September 2003, he was the general manager of Inner Mongolia branch and deputy general manager of Beijing branch of CLIC. From July 1996 to April 1999, he was the general manager of Inner Mongolia branch of PICC Life. From 1993 to 1996, he was the deputy general manager and party secretary of The People’s Insurance Company of China, Inner Mongolia branch. Mr. Qing graduated from South China University of Technology with undergraduate education qualification. He is a senior economist.

Yang Hong has been a supervisor of our company since October 2006 and has acted as general manager of our Customer Service Department since October 2006. From October 1998 to October 2006, Ms. Yang held positions in our Business Management Department including a staff member of Deed Division, head and deputy division chief of Customer Service Division, assistant to general manager and division chief of Customer Service Division, assistant to general manager and deputy general manager. From December 1995 to October 1998, Ms. Yang served as a staff member of the Equipment Division and Network Division of Information Technology Department of PICC Life. Between August 1989 and December 1995, Ms. Yang worked for the Development Division of Computer Department of The People’s Insurance Company of China and the Second Marketing Department of PICC Electronics Company Limited. Ms. Yang graduated from the Computer Department of Jilin University with a bachelor degree.

Tian Hui has been a supervisor of our company since June 2004. Mr. Tian has been the director and party secretary of Sinocoal International Engineering Design & Research Institute since February 2007, and served as the chairman of Beijing Huayue Engineering Company Limited since June 2006. Between 2000 and 2006, Mr. Tian had been the director and deputy party secretary of Sinocoal International Engineering Design & Research Institute and the chairman of Beijing Huayue Engineering Company Limited. From 1998 to 2000, he was the deputy director, director and deputy party secretary of the Beijing Coal Design Institute. From 1982 to 1998, Mr. Tian was the deputy department head, department head and deputy director of Shenyang Design Institute of the Ministry of Coal Industry. Mr. Tian graduated from Fuxin Minery School with a bachelor’s degree and from China University of Mining & Technology (Beijing) with a doctorate degree. Mr. Tian is a senior engineer and is qualified as Master of Project Survey & Design in China, and was awarded special allowance by the State Council.

COMPENSATION

Compensation of Directors, Supervisors and Officers

Our directors, supervisors and executive officers receive compensation in the form of salaries, bonuses, housing allowances and other benefits-in-kind, including our contribution to the pension plan on behalf of our directors, supervisors and executive officers. As required by PRC regulations, we participate in various defined contribution retirement plans organized by provincial and municipal governments for our employees, including employees who are directors, supervisors and executive officers.

The following table sets forth the amounts of compensations payable to each of our directors and supervisors for the fiscal year ended December 31, 2006.

Name	Salaries/ Fees	Discretionary Bonus	Inducement Fees	Other Benefits	Employer’s Contribution To Pension Scheme	Compensation for loss of office as director	Total
	In RMB
Yang Chao	590,000	801,500	—	—	19,016	—	1,410,516
Wu Yan(1)	540,833	324,500	—	—	17,598	—	882,931
Wan Feng(2)	312,813	583,330	—	—	10,663	—	906,806
Shi Guoqing	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—
Long Yongtu	220,000	—	—	—	—	—	220,000
Sun Shuyi	220,000	—	—	—	—	—	220,000
Ma Yongwei(3)	183,333	—	—	—	—	—	183,333
Chau Tak Hay	220,000	—	—	—	—	—	220,000
Cai Rang	220,000	—	—	—	—	—	220,000
Ngai Wai Fung(4)	—	—	—	—	—	—	—
Miao Fuchun(5)	—	—	—	—	—	—	—
Liu Yingqi(6)	—	—	—	—	—	—	—
Xia Zhihua(7)	407,917	200,250	—	—	16,181	—	624,348
Wu Weimin	312,000	469,050	—	—	19,016	—	800,066
Jia Yuzeng(8)	143,000	202,263	—	—	8,353	—	353,616
Qing Ge(9)	169,000	266,328	—	—	10,663	—	445,991
Yang Hong(10)	67,979	91,415	—	—	4,101	—	163,495
Ren Hongbin(11)	—	—	—	—	—	—	—
Tian Hui	—	—	—	100,000	—	—	100,000

Total	3,606,875	2,938,636	—	100,000	105,591	—	6,751,102

(1)	Payment since February 1, 2006 and resigned as the executive director on January 26, 2007.
(2)	Appointed on June 16, 2006.
(3)	Appointed on March 16, 2006.
(4)	Appointed on December 29,2006.
(5)	Resigned on June 16, 2006.
(6)	Resigned on January 5, 2006.
(7)	Appointed on March 16, 2006.

(8)	Resigned on June 15, 2006.
(9)	Appointed on June 15, 2006.
(10)	Appointed on October 16, 2006.
(11)	Resigned on June 16, 2006.

The aggregate fees or compensation paid to all of our executive officers other than those disclosed in the table above, including vice presidents and assistant to president who are not our directors and our chief investment officer, chief information technology officer, chief actuary (Mr. Daniel Joseph Kunesh as of December 31, 2006) and chairman of communist party disciplinary commission, for the year ended December 31, 2006, was RMB 8,528,579 (US$1,092,833), among which RMB 93,562 (US$11,989) was contributed to various defined contribution retirement plans as described above.

The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended December 31, 2006 was approximately RMB 7,970,000 US$1,021,258.

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

The issuance of stock appreciation rights does not involve any issuance of new shares, nor does it have a dilutive effect on our shareholders. Stock appreciation rights may be awarded to the senior management and other outstanding personnel, including members of the board of directors and the board of supervisors (but excluding independent non-executive directors and independent supervisors), the president, vice presidents, heads of the departments and divisions in our headquarters, general managers and deputy general managers of our principal and municipal branches, senior professionals and technicians of key positions, such as the chief actuary, as well as exclusive agents with outstanding performance. Our board of directors will determine the recipients of stock appreciation rights according to internal procedures.

Stock appreciation rights will be awarded in units, with each unit representing one H share. Among the senior management to whom stock appreciation rights are awarded, the ratio between the highest and the lowest awards will in general not exceed 18:1, with the number of units of the highest award not exceeding 10% of the total units awarded to all participants. The total number of stock appreciation rights that have been awarded but not exercised or cancelled and the total number of stock appreciation rights that have been exercised may not exceed 0.5% of our issued share capital, including both A shares and H shares. During any fiscal year, the number of stock appreciation rights awarded may not exceed 0.2% of our issued share capital.

According to this plan, all stock appreciation rights will have an exercise period of five years and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. Under these market conditions, the exercise right may be accelerated, on a cumulative basis, if the share price rises by the percentages and within the time periods indicated below. Upon an employee’s completion of four years of continuous service after the date of award, all of the stock appreciation rights will be exercisable, regardless of the extent, if any, to which the performance criteria set forth below have been satisfied.

•

A total of one-third of the stock appreciation rights may be exercised provided that within 6 to 18 months from the date of award, the share price is at least 10% higher than the exercise price for a period of 20 consecutive trading days;

•

If such portion of the stock appreciation rights have not already become exercisable during the period between 6 and 18 months from the award date, a total of one-third of the stock appreciation rights may be exercised provided that within 18 to 30 months from the date of award, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days. Additionally, a total of two-thirds of the stock appreciation rights (that is, inclusive of any portion of the stock appreciation rights that have been exercisable by achieving the lower stock thresholds in the relevant period) may be exercised if, during the period from 18 to 30 months from the date of award, the share price is more than 20% higher than the exercise price for a period of 20 consecutive trading days; and

•

If such portion of the stock appreciation rights have not already become exercisable during the period between 6 and 30 months from the award date, a total of one-third of the stock appreciation rights may be exercised provided that after 30 months from the date of award, the share price is 10% to 20% higher than the exercise price for a period of 20 consecutive trading days and a total of two-thirds of the stock appreciation rights may be exercised if the share price is more than 20% higher during such period. Additionally, all of the stock appreciation rights may be exercised if the share price is more than 30% higher for a period of 20 consecutive trading days at any time after 30 months from the award date.

The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon exercise of the stock appreciation rights, the exercising participant will receive payment in Renminbi, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

As disclosed in our annual report under the rules of Hong Kong Stock Exchange for the fiscal year of 2004 and submitted to the SEC on Form 6-K on May 5, 2005, subject to the approval by our board of directors, we planned to award stock appreciation rights to our senior management personnel in 2005. Accordingly, our board of directors approved, on January 5, 2006, an initial award of stock appreciation rights of 4,053,015 units of stock appreciation rights, each representing one H share, to our senior management personnel, including our chairman of the board of directors, executive directors, non-executive directors (excluding independent non-executive directors), chairman of the board of supervisors, internal supervisors, president, vice presidents, secretary to the board of directors, appointed actuary and appointed legal officer as required by the CIRC, head of key departments in our headquarters and heads of our branches at the provincial level. The award covered 68 personnel existing at July 1, 2005, and the exercise price of the rights was the average closing price of our H shares in the five trading days prior to July 1, 2005.

On January 5, 2006, our board of directors approved in principle our second award plan of stock appreciation rights. On August 21, 2006, our board of directors further approved the second award plan of stock appreciation rights consisting of approximately 53,220,000 units awarded to the senior management and outstanding personnel, including the personnel covered under our initial award plan, deputy managers and assistants to the managers of the departments in our headquarters, managers and certain qualified deputy managers of the divisions in our headquarters, deputy managers and equivalent management personnel of our branches at the provincial level, assistants to the managers, outstanding management personnel of our branches at the municipal level and outstanding exclusive agents. The exercise price of the rights was the average closing price of our H shares in the five trading days prior to January 1, 2006.

On December 29, 2006, our board of directors also approved in principle our third award plan of stock appreciation rights, and the exercise price of the rights is the average closing price of our shares in the five trading days prior to January 1, 2007.

The table below sets forth the numbers of stock appreciation rights awarded to members of our senior management under award plan described above.

Name	Number of Stock Appreciation Rights Awarded
Yang Chao	990,000
Wu Yan(1)	900,000
Wan Feng	808,000
Shi Guoqing	668,000
Zhuang Zuojin	668,000
Xia Zhihua	742,000
Wu Weimin	282,000
Qing Ge	282,000
Yang Hong	174,000
Other executive officers	3,448,000

Total	8,962,000

(1)	resigned as the president on January 31, 2007

BOARD PRACTICES

General

Our board of directors consists of ten members. Our directors are elected to serve a term of three years, which is renewable upon re-election. The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. One-third of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election.

Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors started in June 2006 and will expire in June 2009. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event China Life is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as construed by the rules of New York Stock Exchange applicable to us.

Board Committees

We have established standing audit, nomination and remuneration, risk management and strategic committees.

The primary duties of the audit committee are to review and supervise the financial reporting process and our internal control systems. Our audit committee is currently comprised of Sun Shuyi, Chau Tak Hay, Cai Rang and Ngai Wai Fung.

The primary duties of the nomination and remuneration committee are to review the structure of the board of directors, review and recommend the appointment of directors and senior management, as well as to formulate the training and compensation policies for our senior management and to manage our senior management compensation system. Our nomination and remuneration committee is currently comprised of Cai Rang, Sun Shuyi, and Shi Guoqing.

The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Ma Yongwei, Wan Feng and Zhuang Zuojin.

The primary duties of the strategic committee are to formulate our overall development plans and investment decision-making procedures. Our strategic committee is currently comprised of Long Yongtu, Wan Feng and Shi Guoqing.

EMPLOYEES

As of December 31, 2004, 2005 and 2006, we had approximately 75,000, 76,000 and 77,000 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2006.

	As of December 31
	2004		2005		2006
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	8,731	11.57%	9,303	12.28%	11,643	15.06%
Financial and auditing staff	5,218	6.92%	5,335	7.05%	5,501	7.11%
Sales and marketing staff(1)	33,110	43.89%	33,674	44.47%	32,373	41.87%
Underwriters, claim specialists and customer service staff	16,035	21.6%	15,950	21.06%	17,108	22.13%
Other professional and technical staff(2)	1,676	2.22%	1,779	2.35%	1,905	2.46%
Other	10,667	14.14%	9,687	12.79%	8,788	11.37%

Total	75,437	100%	75,728	100%	77,318	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2004, 2005 and 2006, we had approximately 668,000, 640,000 and 650,000 exclusive agents, respectively. The increase in number of our exclusive agents from 2005 to 2006 was primarily due to the improvement of our hiring methods and ability.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

SHARE OWNERSHIP

As of the date of this annual report, except for our independent director, Mr. Ngai Wai Fung, who owns 2,000 H shares, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of April 30, 2007 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class	Percentage of Total Share Capital
A shares	CLIC	19,323,530,000	(L)	92.80%	68.37%
H shares	J.P. Morgan Chase & Co.(1)	499,887,921	(L)	6.72%	1.77%
		451,811,295	(S)	6.07%	1.60%
		197,191,460	(P)	2.65%	0.70%
H shares	Deutsche Bank Aktiengesellschaft(2)	594,520,000	(L)	7.99%	2.10%
		550,903,407	(S)	7.40%	1.95%
H shares	Societe Generale(3)	416,417,741	(L)	5.60%	1.47%
		597,370,338	(S)	8.03%	2.11%
H shares	KBC Group N.V.(4)	446,581,593	(L)	6.00%	1.58%
		349,109,018	(S)	4.69%	1.24%
H shares	FMR Corp.(5)	445,852,713		5.99%	1.58%
H shares	Lee Shau Kee(6)	428,358,620	(L)	5.76%	1.52%
H shares	Leeworld (Cayman) Limited(6)	428,358,620	(L)	5.76%	1.52%
H shares	Leesons (Cayman) Limited(6)	428,358,620	(L)	5.76%	1.52%
H shares	Lee Financial (Cayman) Limited(6)	428,358,620	(L)	5.76%	1.52%
H shares	Shau Kee Financial Enterprises Limited(6)	428,358,620	(L)	5.76%	1.52%
H shares	Richbo Investment Limited(6)	428,358,620	(L)	5.76%	1.52%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(1)	JPMorgan Chase & Co. was interested in a total of 499,887,921 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited — Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited were interested in 198,194,460 H shares, 8,589,612 H shares, 8,752,409 H shares, 8,458,000 H shares, 170,972,000 H shares, 1,141,000 H shares, 352,000 H shares, 11,546,000 H shares, 82,563,440 H shares and 9,319,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 499,887,921 H shares are 197,191,460 H shares (2.65%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests — Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 451,811,295 H shares (6.07%).

(2)	Deutsche Bank Aktiengesellschaft was interested in a total of 594,520,000 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management (Japan) Limited, Deutsche Asset Management International GmbH, Deutsche Asset Management Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxemburg, Deutsche Bank AG Frankfurt, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, Deutsche Bank (Suisse) S.A., Deutsche Bank AG Singapore Branch and Deutsche Bank Securities Inc. were interested in 1,688,000 H shares, 18,571,000 H shares, 1,000,000 H shares, 1,070,000 H shares, 194,000 H shares, 10,835,000 H shares, 20,000,000 H shares, 25,500 H shares, 557,000 H shares, 55,000 H shares, 180,000 H shares and 3,990 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 550,903,407 H shares (7.40%).

(3)	Societe Generale was interested in a total of 416,417,741 H shares in long position and 597,370,338 H shares in short position in accordance with the provisions of Part XV, SFO

(4)	KBC Group N.V. was interested in a total of 446,581,593 H shares in long position and 349,109,018 H shares in short position in accordance with the provisions of Part XV, SFO. These H share interests were held by KBC Investments Hong Kong Limited, a wholly-owned subsidiary of KBC Bank N.V. KBC Group N.V. is the indirect controlling shareholder of KBC Bank N.V.

(5)	Based solely on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 by FMR Corp. (“FMR”) and Edward C. Johnson III. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 207,832,713 H shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson III and FMR Corp., through its control of Fidelity and the funds, each has sole power to dispose of the 207,832,713 H shares owned by the funds. Members of the family of Edward C. Johnson III, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,181,000 H shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson III and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 1,181,000 H shares and sole power to vote or to direct the voting of 1,181,000 H shares owned by the institutional account(s) as reported above. Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,388,000 H shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson III and FMR Corp., through its control of PGALLC, each has sole dispositive power over 5,388,000 H shares and sole power to vote or to direct the voting of 5,388,000 H shares owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,602,000 H shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson III and FMR Corp., through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 2,602,000 H shares and sole power to vote or to direct the voting of 2,602,000 H shares owned by the institutional accounts managed by PGATC as reported above. Fidelity International Limited (“FIL”) and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 228,849,000 H shares. FIL has sole dispositive power over 228,849,000 H shares owned by the International Funds. FIL has sole power to vote or direct the voting of 228,663,000 H shares and no power to vote or direct the voting of 186,000 H shares by the International Funds as reported above. FMR Corp. and FIL disclaim beneficial ownership of shares beneficially owned by the other.

(6)	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

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

Our A shares and H shares generally vote together as a single class, including the election of directors. Each A share and each H share is entitled to one vote. In addition, in certain matters which affect the rights of the holders of H shares or A share, the H shares or A shares, as the case may be, are entitled to vote as a separate class.

CLIC converted and sold 676,470,000 domestic shares in the form of H shares or ADSs in connection with our global offering in December 2003.

Based on the information provided by JPMorgan Chase Bank, N.A., the depositary bank, as of December 31, 2006 and May 11, 2007, there were, respectively, 33,080,768 ADRs representing 496,211,520 H shares, with 29 registered holders, and 30,235,068 ADRs representing 453,526,020 H shares, with 43 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

CLIC, our controlling shareholder, is a wholly state-owned enterprise controlled by the PRC government. See “Item 4. Information on the Company—History and Development of the Company”. None of our major shareholders has voting rights that differ from the voting rights of other shareholders, except that in certain matters which affect the rights of the holders of H shares or A shares, holders of H share are entitled to vote as a separate class on certain matters. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.4% of our issued share capital. CLIC is therefore considered as our connected person under the HKSE Listing Rules. We entered into a promoters agreement in March 2006 with CLIC and

AMC for the formation of a pension company, and entered into with CLIC, a share subscription agreement in March 2006 and a promoters agreement in October 2006 for the formation of a property and casualty insurance company. CLIC and we renewed the property leasing agreement in January 2007. We also entered into an asset purchase agreement with CLIC in January 2007 for purchase of certain real estate, construction in progress, land use rights, cars and equipments etc. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules. In March 2007, we entered into a strategic cooperation agreement with Guangdong Development Bank. This transaction is not regarded as a connected transaction for us under the HKSE Listing Rules.

Set forth below are details of the related party transactions.

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

We and CLIC entered into a policy management agreement on September 30, 2003 which sets out our responsibilities and duties to CLIC under these policy administration arrangements. Such agreement expired in December 2005, and we and CLIC entered into a renewed policy management agreement on December 24, 2005. In order to better implement this agency arrangement, CLIC formulated a detailed manual of procedures which sets out the procedures to be followed when handling non-transferred policies, as well as rules for the day-to-day monitoring of the policy servicing operations.

Terms of the Policy Management Agreement

Pursuant to the renewed policy management agreement, we agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. We act as a service provider under the agreement and do not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Under the renewed policy management agreement, we will issue a monthly funding request to CLIC, based on actuarially determined forecasts and supporting data, for amounts to be payable to CLIC policyholders. CLIC will transfer, within five business days prior to each calendar month, to an account under our control, funds sufficient to pay insurance benefits and commissions to be paid under the non-transferred policies, as well as estimated third-party costs and expenses, for that calendar month. We may also request emergency funding from CLIC, if we reasonably believe that the account balance will become insufficient in ten business days to make those payments. We are not required to make any advances on behalf of CLIC to cover any shortfall of funds.

In consideration of our services provided under the agreement, CLIC will pay us a service fee based on our estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as of the last day of the period, multiplied by RMB 8.0 per policy; and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

The renewed policy management agreement is for a term of three years effective from January 1, 2006 and expiring on December 31, 2008. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive three years terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. We are also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay us the service fee in accordance with the agreement in an aggregate amount of at least RMB 100 million; or (2) we are unable to make timely payment of insurance benefits, commissions and/or third-party costs in an aggregate amount of at least RMB 300 million as a result of CLIC failing to transfer sufficient funds to the account controlled by us in accordance with the agreement.

Measures Taken to Ensure that We Have Sufficient Cash to Settle Claims Relating to Non-Transferred Policies

The following is a description of the measures that we currently have in place to ensure that we have sufficient cash to settle claims relating to non-transferred policies.

Under the renewed policy management agreement, the operations relating to the transferred policies and the non-transferred policies must be separately managed, settled (including daily and monthly settlement) and checked, and we are not required to make any advances on behalf of CLIC to cover deficiencies in the payment of claims under the non-transferred policies. In order to ensure that there is sufficient cash to pay claims under the non-transferred policies on a day-to-day basis, we and CLIC have implemented the following procedures:

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

Asset Management Agreements

AMC has entered into two asset management agreements, effective on November 30, 2003, one with us and one with CLIC.

We renewed the agreement with the AMC on December 29, 2005 for a term of two years expiring on December 31, 2007. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive one year term, unless terminated by either party by giving the other party not less than 90 day’s prior written notice to terminate the agreement at the expiration of the then current term.

In connection with the asset management agreement with the AMC and in order to ensure the safeguarding of our insurance assets, we entered into a custodian agreement with Industrial and Commercial Bank of China, as the custodian bank of our assets, and a memorandum on the investment management and custody of insurance assets among Industrial and Commercial Bank of China, the AMC and us.

The material terms of the renewed asset management agreement between China Life and AMC are set forth below.

Under the asset management agreement between AMC and China Life, AMC agreed to invest and manage assets entrusted to it by China Life on a discretionary basis, subject to the investment guidelines and instructions given by China Life.

In accordance with the agreement, China Life retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of China Life. China Life may add to or withdraw from the assets managed by AMC pursuant to the agreement. All investment losses relating to the assets managed by AMC pursuant to the agreement will be borne by China Life, except for losses and liabilities arising from AMC’s misconduct. China Life has the right to establish, and amend from time to time, the investment guidelines which set forth the general investment principles regarding the assets under AMC’s management and, for specific periods, requirements relating to, among others, investment scope, portfolio, risk control and benchmark investment rate of return. China Life also has the right to give instructions for the liquidation of assets to meet its cash needs and the right to monitor the investment management activities of AMC.

In addition to acting as China Life’s investment manager, AMC is permitted to invest its own assets and provide investment management services to third-party insurance companies. AMC agreed to inform China Life in the event that it, in its professional judgment, believes that there is a conflict of interest in the activities on behalf of itself and others. AMC has discretion to take such actions and measures which in its professional judgment are fair, reasonable and necessary to resolve any such conflict.

In consideration of its services provided under the agreement, China Life agreed to pay AMC service fees, comprised of a monthly service fee and an annual floating service fee. The monthly service fee payable is comprised of two parts: (1) the aggregate of the monthly service fee for each specified category of assets that are not under the custody of Industrial and Commercial Bank of China and (2) the aggregate of the monthly service fee for each specified category of assets that are under the custody of Industrial and Commercial Bank of China. The monthly service fee for assets not under custody is calculated on a monthly basis, by multiplying the average of net asset value of the assets in each such category under management at the end of any given month and the end of the previous month by the applicable annual rate for that month set forth in the table below (by reference to basis points), divided by twelve. The monthly service fee for assets under custody is calculated on a daily basis, by multiplying the net asset value of the assets in each such category under management at the end of any given day by the applicable annual rate set forth in the table below (by reference to basis points), divided by 360.

AMC and China Life may, within the first month of each year, agree to change the annual rate for that year, but if there is no new agreement, the existing annual rate for the prior year will remain in force.

In relation to any new type of investment product (not included in the categories below) which may be permitted by applicable law or the CIRC in the future, the agreement provides that AMC and China Life will agree on a fair and reasonable annual rate to be applicable to that type of investment product.

The following table sets forth the applicable annual rates in relation to the total net asset value of the assets managed by AMC.

	Total net asset value of managed assets at the end of relevant month/day
Item	RMB 450 billion below	More than and equal to RMB 450 billion and less than 550 billion	More than and equal to RMB 550 billion and less than 650 billion	More than RMB 650 billion
	(bps)	(bps)	(bps)	(bps)
Term deposits
Existing	1.2	1.2	0.7	0.4
Incremental	1.2	1.2	0.7	0.4
Debt securities(1)
Held-to-maturity	5	4.2	3	2
Held-for-sale	5	4.2	3	2
Held-for-trading	30	28	26	22
Securities investment funds
Stocks	25	25	22	20
Index	15	13	11	10
Equity investment
Active	50	48	45	40
Passive	30	25	20	15
Cash	1	1	1	1

(1)	In March 2007, AMC and China Life made small revisions to the classification of debt securities in accordance with the new accounting standards applicable to PRC listed companies from January 1, 2007.

In addition to the monthly service fee, China Life will pay AMC an annual floating service fee. Within 90 days of the submission of the annual report for the previous year by the joint venture, China Life will review the investment performance of AMC for the previous year and conclude a performance score that ranges from 0 to 100. The annual floating service fee for any given year is calculated by multiplying ten percent of the aggregate of the monthly service fee paid for that year by performance score divided by 100.

The service fee under the asset management agreement was determined by China Life and AMC based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

CLIC renewed the agreement with AMC on December 27, 2005 for a term of three years expiring on December 31, 2008. Subject to the HKSE Listing Rules, the parties may negotiate the term of the renewal not less than 90 days prior to the expiration of the current term.

The material terms of the renewed asset management agreement between CLIC and AMC are set forth below.

Under the asset management agreement between AMC and CLIC, AMC agreed to invest and manage assets entrusted to it by CLIC on a discretionary basis, subject to the investment guidelines and instructions given by CLIC.

In accordance with the agreement, CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, and amend from time to time, the investment guidelines which set forth the general investment principles regarding the assets under AMC’s management and, for specific periods, requirements relating to, among others, investment scope, portfolio, liquidity, risk control and benchmark investment return. CLIC also has the right to monitor the investment management activities of AMC.

In addition to acting as CLIC’s investment manager, AMC is permitted to invest its own assets and provide investment management services to third-party insurance companies.

In consideration of its services provided under the agreement, CLIC agreed to pay AMC a monthly service fee and an annual bonus or deduction, where applicable. The monthly service fee is calculated on a monthly basis, by multiplying the average of account balance value of the assets under management (less funds from sale of securities under the agreement to repurchase and interest thereof) at the beginning and the end of any given month by the basis annual rate of 0.05%, divided by twelve.

After the conclusion of each fiscal year, CLIC will review the investment performance of AMC for the previous year. If the investment return for the assets managed for a particular year exceeds the benchmark investment return, as previously agreed between CLIC and AMC for those assets for that year, AMC will be entitled to an annual performance bonus fee determined by CLIC, the amount of which shall not exceed the difference between the actual investment return and the benchmark investment return set for the previous year. If the actual investment return is less than the benchmark investment return as agreed between CLIC and AMC for those assets for that year, AMC will be required to rebate a portion of its monthly fees received for the previous year determined by the CLIC, the amount of which shall not exceed the difference between the actual investment return and the benchmark investment return set for the previous year.

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

We further renewed the agreement with CLIC on January 4, 2007 under substantially the same terms of the agreement entered into on September 30, 2003. Pursuant to the renewed agreement, CLIC agreed to lease to us 1,174 CLIC owned properties and 126 CLIC leased properties, for an aggregate initial annual rent (payable semi-annually) of approximately RMB 66 million.

Compliance with HKSE Listing Rules

Given that the annual consideration payable under each of the above mentioned policy management agreement dated December 24, 2005, the two asset management agreements dated December 27, 2005 and December 29, 2005 and the property leasing agreement dated December 23, 2005 represents less than 2.5% of the applicable percentage ratios, as defined in the HKSE Listing Rules, each of the agreements is only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing the above agreements on December 30, 2005.

Figures for the year ended December 31, 2006

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2006 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2006
(RMB in millions)
1. Policy management agreement	1,555

2. Asset management agreement

(a) between CLIC and the AMC	84

(b) between the AMC and the Company	283

3. Property leasing agreement	168

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above connected transactions and confirmed that the transactions were:

(i)	entered into in the ordinary and usual course of the business of China Life;

(ii)	conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii)	entered into in accordance with the agreements governing those transactions; and

(iv)	the amounts of the transactions had not exceeded the relevant annual caps as announced by China Life.

Trademark License Agreement

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos and other business related slogans and logos. We entered into a trademark license agreement with CLIC on September 30, 2003, pursuant to which CLIC granted to us and our branches a royalty-free license to use these trademarks in the PRC and other countries and territories in which CLIC has registered these trademarks. CLIC has registered these trademarks with the Trademark Office of the SAIC. CLIC undertook in the trademark license agreement to maintain and renew, at its own expense, the registration of the licensed trademarks. If requested by us, CLIC will procure, at its own expense, registration of the trademarks in additional products and service classifications and/or additional countries or territories. CLIC will retain ownership of these trademarks.

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

Non-Competition Agreement

We entered into a non-competition agreement with CLIC on September 30, 2003 pursuant to which CLIC undertook that during the term of the agreement, unless we otherwise consent in writing in advance, it will not, and it will use its best efforts to procure its subsidiaries and affiliates not to, directly or indirectly, participate, operate or engage in any life, accident or health insurance or other businesses in China which may compete with our insurance businesses. Before entering into the share subscription agreement in connection with the formation of a property and casualty insurance joint stock company on March 13, 2006, as described below, we consented in writing that CLIC may engage in accident and short-term health businesses indirectly through a property and casualty joint venture with us. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. The non-competition agreement allows CLIC to continue its business under the non-transferred policies.

In addition, CLIC currently holds a 51% interest in China Life-CMG Life Assurance Company Ltd., a Sino-foreign joint venture with CMG, an Australian insurance company. The joint venture is registered in Shanghai, China and engaged in the business of life insurance and related reinsurance in Shanghai. CLIC agreed to dispose of all of its interests in this joint venture to third parties or eliminate any competition between China Life-CMG Life Assurance Company Ltd. and us within three years of our listing on the HKSE. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture is still ongoing

CLIC also agreed with us in the non-competition agreement that we will have a right of first refusal in respect of the transfer of the non-transferred policies retained by CLIC.

The non-competition agreement will remain valid and in full force until the earlier of (1) CLIC beneficially holding, directly or indirectly, less than 30% of our issued share capital and ceasing to control the majority of our board of directors; and (2) our H shares or ADSs no longer being listed on the HKSE or any other stock exchange.

Asset Purchase Agreement

We entered into an asset purchase agreement with CLIC in January 2007 pursuant to which we purchased from CLIC certain assets which were owned by CLIC or which CLIC had the rights to dispose of, including real estate, construction in progress, land use rights, cars and equipment. We paid approximately RMB 488 million for these assets. The price for these assets was determined by a valuation provided by a third-party assets valuator mutually engaged by CLIC and us. Most of the assets purchased by us were previously leased to us by CLIC and are being used by our branch offices.

Share Subscription Agreement and Promoters Agreement for the Formation of a Property and Casualty Insurance Joint Stock Company

We entered into a share subscription agreement with CLIC on March 13, 2006 and a promoters agreement with CLIC on October 23, 2006 for the formation of a property and casualty insurance joint stock company. In this connection and in accordance with the non-competition agreement between CLIC and ourselves, we consented in writing to allow CLIC to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. Under the share subscription agreement and the promoters agreement, we and CLIC agreed that the proposed registered capital of the company will be RMB 1,000 million, for which CLIC and we subscribed for 60% and 40%, respectively. The property and casualty company obtained its business license on December 30, 2006.

Promoters Agreement for the Formation of a Pension Insurance Company

We entered into a promoters agreement with CLIC and AMC on March 21, 2006 for the formation of China Life Pension Company Limited, a joint stock company, as a professional pension insurance company in China for developing pension insurance business. Under the promoters agreement, CLIC, we and AMC agreed that the proposed registered capital of the company will be RMB 600 million, for which CLIC, we and AMC subscribed for 25%, 55% and 20%, respectively. Each party to the promoters agreement agreed to provide various technical services to the pension company and engage the company to provide pension fund management related to the business of each party to the promoters agreement. The pension company obtained its business license on January 15, 2007.

Strategic Cooperation Agreement with Guangdong Development Bank

We entered into a strategic cooperation agreement with Guangdong Development Bank in March 2007, pursuant to which we agreed to cooperate with Guangdong Development Bank in various areas, including, among others, insurance business, bank cards business, financial business, e-commerce, client resources sharing, information technology, product development and brand promotion. With regards to the cooperation in the insurance business, Guangdong Development Bank undertook to provide bancassurance services on our behalf. Subject to relevant laws and regulations, we undertook to offer our insurance products to Guangdong Development Bank under certain preferential terms, while Guangdong Development Bank agreed to purchase our products in priority under the same terms and conditions. We will negotiate with Guangdong Development Bank to enter into specific agreements regarding each area of cooperation. The term of this agreement is five years.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal and Regulatory Proceedings

Class Action Litigations

China Life and certain of its former directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between March 16, 2004 and May 14, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names China Life, Wang Xianzhang (former director), Miao Fuchun (former director) and Wu Yan (former director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. China Life has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on March 21, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on November 18, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavorable outcome is still uncertain. No provision has been made with respect to these lawsuits.

SEC Informal Inquiry

On April 27, 2004, we received an informal inquiry, dated April 26, 2004, from the U.S. Securities and Exchange Commission (“SEC”) requesting us to produce documents and other relevant information on certain matters. The SEC has advised us that the informal inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred, or as a reflection upon any person, entity or security. On June 7, 2006, we received, through our U.S. counsel, a letter dated June 2, 2006 from the division of enforcement of SEC informing that the informal inquiry has been terminated, and no enforcement action has been recommended to the SEC.

Others

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

In April 2006, the CIRC announced that it will assess the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations, of Chinese insurance companies, health insurance companies and pension insurance companies during a three-year period immediately after the announcement, in accordance with the tentative rules on internal control assessment of life insurance companies. The purposes of such assessment were stated to be to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management. We were reviewed by the CIRC in 2006 and were found to be in general compliance with the rules and regulations of CIRC, other than a small number of breaches by our branches which resulted in us being sanctioned by way of fines, none of which were material. The breaches mainly included improper handling of certain premiums received, which violated relevant CIRC rules and regulations. The fines imposed by CIRC ranged from RMB 20,000 (US$2,563) to RMB 500,000 (US$64,069). All the fines have been paid in full.

Policy on Dividend Distributions

Our board of directors has passed a resolution on April 17, 2007 to propose for approval at the annual general meeting, of the declaration of final dividends of RMB 0.14 per share, totaling approximately RMB 3,957 million (US$507 million), for the year ended December 31, 2006. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2006.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2006 will depend on:

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

When the statutory common reserve fund reaches and is maintained at or above 50% of our registered capital, as determined under PRC GAAP, no further allocations to this fund will be required.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We declared no dividends in respect of 2004 and paid dividends of RMB 0.05 per share in respect of 2005. Our board of directors has recommended the declaration of final dividends of RMB 0.14 per share in respect of 2006. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

SIGNIFICANT CHANGES

See “Item 5. Operating and Financial Review and Prospects—Class Action Litigation”.

EMBEDDED VALUE

Background

China Life prepares financial statements to public investors in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, that can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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

The values shown below do not consider the financial effect of the Policy Management Agreement between CLIC and China Life, the Non-competition Agreement between CLIC and China Life, the Trademark License Agreement between CLIC and China Life and the Property Leasing Agreement between CLIC and China Life, nor the financial impact of transactions of China Life with AMC, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.

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

Assumptions

The calculations are based upon assumed corporate tax rate of 33% in 2006 and 2007, and 25% in 2008 thereafter. The investment returns are assumed to be 4.35% in 2006, grading to 5.4% in 2013 (remaining level thereafter) for the long-term business. An average of 22% in 2006, grading to 13% in 2016 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax for the long-term business. These returns and tax exempt assumptions are based on our long-term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%. Other assumptions are determined by considering our recent operating experience and expected future outlook.

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

Summary of Results

The embedded value as at December 31, 2006 and the value of one year’s sales for the 12 months to December 31, 2006 are shown below.

Table 1

Embedded Value as at December 31, 2006 and Value of One Year’s Sales in the 12 Months to December 31, 2006 (RMB million)

Item	RMB Million
A	Adjusted Net Worth	117,700
B	Value of In-Force Business before Cost of Solvency Margin	78,296
C	Cost of Solvency Margin	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	64,290
E	Embedded Value (A + D)	181,989
F	Value of One Year’s Sales before Cost of Solvency Margin	12,971
G	Cost of Solvency Margin	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	10,481

Note:	Numbers may not be additive due to rounding.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2006 (RMB million)

Item	RMB Million
A	Embedded Value at Start of Year	113,954
B	Expected Return on Embedded Value	9,072
C	Value of New Business in the Period	10,481
D	Operating Experience Variance	1,615
E	Investment Experience Variance	3,116
F	Assumption other than Corporate Tax Assumption and Model Changes	1,334
G	Corporate Tax Assumption Changes	4,111
H	Market Value Adjustment	11,604
I	Shareholder Dividend Distribution	(1,338)
J	Capital Inflow	27,810
K	Other	230
L	Embedded Value as at 31 December 2006 (sum A through K)	181,989

Notes:	1) Numbers may not be additive due to rounding.

2)	Items B through K are explained below:
B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2006 plus the return on investments supporting the 2006 opening adjusted net worth.
C	Value of new business sales in 2006.
D	Reflects the difference between actual 2006 experience (including lapse, mortality, morbidity, expense and tax etc.) and the assumptions.
E	Compares actual with expected investment returns during 2006.
F	Reflects the effect of projection model enhancements and assumption revisions other than corporate tax assumption for selected products and a small increase in assumed investment returns.
G	Reflects the effect of corporate tax changes.
H	Change in the market value adjustment from the end of year 2005 to the end of the year 2006.
I	Reflects dividends distributed to shareholders during 2006.
J	Capital inflow from A-share financing at the end of 2006.
K	Other miscellaneous items.

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of In-force Business after Cost of Solvency Margin	Value of One Year’s Sales after Cost of Solvency Margin
Base case scenario	64,290	10,481
Risk discount rate of 12.5%	57,695	9,263
Risk discount rate of 10.5%	71,893	11,905
10% increase in investment return	76,160	12,373
10% decrease in investment return	52,418	8,590
10% increase in expenses	63,291	9,809
10% decrease in expenses	65,288	11,154
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	63,392	10,333
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	65,178	10,630
10% increase in lapse rates	63,037	10,203
10% decrease in lapse rates	65,617	10,779
10% increase in morbidity rates	63,351	10,328
10% decrease in morbidity rates	65,236	10,635
Solvency margin at 150% of statutory minimum	57,965	9,202
10% increase in claim ratio of short term business	64,141	10,166
10% decrease in claim ratio of short term business	64,438	10,796

ITEM 9.	THE OFFER AND LISTING.

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

On December 29, 2006, the ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares. Our A shares were listed and commenced trading on the Shanghai Stock Exchange on January 9, 2007 under the stock code “601628”.

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows:

	Price per H Share (HK$)		Price per ADS (1) (US$)		Price per A share (RMB)
	High	Low	High	Low	High		Low
Annual
2003	6.4000	4.5250	13.03	8.61	—		—
2004	6.5500	3.8500	12.96	7.49	—		—
2005	6.9000	4.8500	13.49	9.45	—		—
2006	27.2000	7.0500	52.18	13.76	—		—
Quarterly
First Quarter, 2005	5.4500	5.0500	10.45	9.68	—		—
Second Quarter, 2005	5.4000	4.8500	10.46	9.45	—		—
Third Quarter, 2005	6.3500	5.2000	12.26	10.10	—		—
Fourth Quarter, 2005	6.9000	5.6000	13.49	10.89	—		—
First Quarter, 2006	10.1500	7.0500	19.34	13.76	—		—
Second Quarter, 2006	12.8500	9.9000	24.54	19.28	—		—
Third Quarter, 2006	16.0000	12.0000	31.13	23.12	—		—
Fourth Quarter, 2006	27.2000	15.3400	52.18	29.33	—		—
First Quarter, 2007	28.3000	19.2600	55.75	36.70	46.8600	(2)	32.0400	(2)
Monthly
November 2006	19.3200	16.4600	37.02	31.45	—		—
December 2006	27.2000	18.5400	52.18	35.64	—		—
January 2007	28.3000	22.8000	55.75	43.52	46.8600	(2)	38.9300	(2)
February 2007	24.1000	20.9500	46.05	38.48	38.8000		33.7700
March 2007	22.4500	19.2600	43.62	36.70	35.7900		32.0400
April 2007	25.7000	22.4000	49.53	43.20	41.6500		35.0800
May 2007 (through May 11, 2007)	25.4500	24.1500	50.27	46.71	41.1900		39.2200

(1)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.
(2)	From the date of listing: January 9, 2007.

ITEM 10.	ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

At the shareholders’ annual general meeting held on June 16, 2006, a special resolution was passed to amend our articles of association, which was approved by the CIRC on August 1, 2006. Our articles of association were amended to the following effect:

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

Also at the same shareholders’ annual general meeting held in June 2006, a special resolution was passed to authorize our board of directors to issue additional shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2006 by the conclusion of next annual shareholder’s meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which this resolution was otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest, and to amend the articles of association to increase our registered capital and reflect our new capital structure accordingly.

At the extraordinary shareholders’ meeting held on October 16, 2006, a special resolution was passed for us to issue not more than 1,500,000,000 A shares by way of public offering in the PRC. On December 26, 2006, we issued 1,500,000,000 A shares. The A shares have been listed on the SSE since January 9, 2007.

Also at the same extraordinary shareholders’ meeting held in October 2006, a special resolution was passed to amend our articles of association in connection with the proposed A share offering. The amendment became effective upon the completion of the A share offering and upon approval by the CIRC on March 26, 2007. The amendment addressed, among others, the following aspects:

•	alteration of our registered capital and shareholding structure;

•	regulations on the proceedings of shareholders’ annual general meetings;

•	regulations on the election and appointment of directors and supervisors;

•	regulations on the rights and obligations of shareholders, directors, supervisors, president, vice-president and other senior management;

•	provisions in relation to the rules and procedures of the shareholders’ general meetings, board meetings and supervisory committee meetings; and

•	other provisions as required by any applicable laws and regulations for companies with A shares in issue.

It is proposed that a special resolution be passed at the shareholders’ annual general meeting to be held on June 12, 2007 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.

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

Our share capital consists of A shares and H shares, including the H shares represented by ADSs. They are all ordinary shares in our share capital. The par value of both our A shares and H shares is RMB 1.00 per share. A shares are the RMB ordinary shares that are listed on the SSE, and may only be subscribed for by, and traded among, legal or natural persons of the PRC and certain qualified foreign institutional investors, and must be subscribed for and traded in Renminbi. We must pay all dividends on A shares in Renminbi. H shares are “overseas listed foreign-invested shares” that have been admitted for listing on the Hong Kong Stock Exchange, the par value of which is denominated in Renminbi, and that are subscribed for and traded in Hong Kong dollars by and among investors of Hong Kong, Macau, Taiwan and any country other than the PRC. H shares may also be listed on a stock exchange in the United States in the form of American depositary shares evidenced by American depositary receipts.

Holders of A shares and H shares are deemed to be shareholders of different classes for various matters which affect their respective interests. For instance, if we propose an increase in A shares, holders of H shares will be entitled to vote on that proposal as a separate class. See “—Voting Rights and Shareholders’ Meetings”.

As of the date of this annual report, our total share capital consisted of 20,823,530,000 A shares and 7,441,175,000 H shares.

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

Sources of Shareholders’ Rights

The primary sources of shareholders’ rights are the PRC company law, our articles of association, Special Rules applicable to overseas listed joint stock companies promulgated by the State Council, or Special Rules, relevant CSRC regulations, the Shanghai Stock Exchange Listing Rules, and the Hong Kong Stock Exchange Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and CLIC, our controlling shareholder. The PRC company law was enacted in December 1993 and serves as the primary body of law regulating corporate action of companies organized in the PRC and its directors and shareholders.

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2006 by the CSRC. Any amendment to those provisions will only become effective after approval by the relevant governmental department authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

According to the HKSE Listing Rules, we may not amend certain provisions of our articles of association that have been mandated by the Hong Kong Stock Exchange. These provisions include, among others:

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

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, the PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that venue be changed to Shenzhen, a city in mainland China near Hong Kong. The governing law for the above-mentioned disputes or claims is Chinese law unless otherwise provided by Chinese law. Our articles of association provide that any such arbitration will be final and conclusive.

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

The PRC company law allows shareholders to sue, on behalf of the corporation, against persons, including corporate officers, directors, who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Class action lawsuits based on violations of securities laws are generally not available.

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

Dividends

Our board of directors may propose dividend distributions at any time. A distribution of dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. The H shares will rank equally with A shares with regard to dividend rights. A distribution of shares must be approved by special resolution of the shareholders.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CIRC, we will be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

Voting Rights and Shareholders’ Meetings

Our board of directors will convene a shareholders’ annual general meeting once every year within six months from the end of the preceding fiscal year. Our board of directors must convene an extraordinary general meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC company law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholders, individually or jointly, holding 10% or more of our issued and outstanding voting shares so request in writing;

•	whenever our board of directors deems necessary or our board of supervisors so requests; or

•	any other event as maybe provided by applicable laws, rules, regulations or our articles of association.

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

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation, any equity-based incentive plan and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that the prior approval of the CIRC is required in respect of any acquisition which results in the acquirer holding more than 10% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

Each of our ordinary shares, whether it be an A share or an H share, is entitled to one vote on all matters submitted for vote at all shareholders’ meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class.

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

•	amendments to our articles of association;

•	amendment of shareholders’ rights of any class of shares;

•	any equity-based incentive plan; and

•

any other matters as provided under applicable laws or regulations or determined by a majority of shareholders at a general meeting to have a material impact on us and should be approved by two-thirds of the voting rights.

All other actions taken by the shareholders will be approved by a majority of the voting rights held by shareholders who are present in person or by proxy at the shareholders’ meeting.

Any shareholder resolution that is in violation of any laws or regulations of China or the articles of association will be null and void.

Liquidation Rights

We are organized as a joint stock company with limited liability of indefinite duration, but must pass the annual inspection with the SAIC. In the event of our liquidation, the H shares will rank equally with the A shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedures as the liquidation committee that has been appointed either by us or the People’s Courts of China may consider to be fair and reasonable. After payment of debts, we shall distribute the remaining property to shareholders in proportion to the number of shares they hold.

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

According to the HKSE Listing Rules, we are required to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments that is not public information, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries;

•	is necessary to avoid the establishment of a false market in our securities; and

•	might reasonably be expected to affect materially market activity in, and the price of, our securities.

We are also required to disclose to our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Restrictions on Transferability and the Share Register

Unless otherwise permitted by relevant PRC rules or regulations or approved by relevant PRC authorities, H shares may be traded only among investors who are legal or natural persons resident outside of China, and may not be sold to investors resident within the PRC. There are no restrictions under PRC law or our articles of association on the ability of investors who are not PRC residents to hold H shares.

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

We have appointed Computershare Hong Kong Investor Services Limited to act as the registrar of our H shares. This registrar maintains our register of holders of H shares and enters transfers of H shares in such register upon the presentation of the documents described above.

Increases in Share Capital

Under our articles of association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by two-thirds of all shareholders. In addition, the issuance of A shares or H shares must be approved by two-thirds of the class of domestic shares or H shares, as the case may be, unless the number of shares to be issued shall not exceed 20% of the number of shares of the same class then outstanding in any 12-month period.

At the shareholders’ annual general meeting held in 2006, a special resolution was passed to authorize our board of directors to issue shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 16, 2006 by the conclusion of next annual shareholder’s meeting, June 12, 2007, or the date on which this resolution was otherwise revised or revoked, whichever is the earliest, and to amend the articles of association accordingly.

The board of directors has proposed a special resolution to be considered at the shareholders’ annual general meeting to be held in 2007, a special resolution is to be passed to authorize our board of directors to issue additional shares having a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at June 12, 2007 by the conclusion of next annual shareholder’s meeting, June 11, 2008, or the date on which this resolution was otherwise revised or revoked, whichever is the earliest, and to amend the articles of association accordingly. Our board of directors has no immediate plan to issue any new shares.

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

As of the date of this annual report, CLIC, a wholly state-owned enterprise, is our only controlling shareholder.

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

Our articles of association also provide that a controlling shareholder or an actual controlling person shall not exploit its affiliated relation in a manner prejudicial to the interest of our company, and shall be liable for any losses suffered by us as a result thereof. The controlling shareholder or actual controlling person shall have fiduciary duties to both our company and our public shareholders. The controlling shareholder shall exercise its rights as a capital contributor of our company in strict compliance with the law. The controlling shareholder shall not cause any damage to the lawful rights and interest of our company and our public shareholders through, among others, any connected transactions, profit distribution, asset restructuring, external investment, fund appropriation and loan guarantee, or impair the interest of our company and our public shareholders through its controlling position.

Board of Directors

Our directors are elected by our shareholders at shareholders’ general meetings. Because our A shares and H shares do not have cumulative voting rights, a holder of a majority of our ordinary shares is able to elect all of the directors. Directors are elected for a term of three years and may serve consecutive terms if re-elected.

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

If directors, supervisors or officers are found to have misappropriated our company’s assets or misused their position for personal gain, the PRC company law provides that any misappropriated or misused property be returned and any illegal proceeds received by the supervisor be confiscated, and allows us to impose punishment on them. In serious cases, criminal liability may also be imposed. According to our articles of association, our shareholders may bring a derivative suit against any director, supervisor or officer who has breached his fiduciary duties. Most disputes between H shareholders and directors, supervisors and officers are required to be resolved by final and binding arbitration.

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

Subject to all relevant laws and administrative regulations, the shareholders may remove any director before the expiration of his or her term of office by a majority vote of the shareholders present in person or by proxy at shareholders’ general meetings. A director, supervisor, president, vice president or other senior officer may be relieved of liability for a specific breach of his or her duties by the consent of shareholders so long as specified conditions are met.

Board of Supervisors

Our board of supervisors consists of five supervisors. At least one-third of our board of supervisors must be employee representatives elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of the board of supervisors may not serve as director, president, vice president or other senior management of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

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

Certain Differences Between PRC Company Law and Delaware Corporate Law

The PRC company law and other laws applicable to us differ in a number of respects from laws generally applicable to United States corporations and their shareholders. The description set forth below includes a summary of certain provisions of the PRC company law, Special Rules, Mandatory Provisions and the Guidelines applicable to companies listed both in the PRC and overseas, such as us, which differ from provisions of the corporate law of the State of Delaware.

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

Meetings of shareholders

Under PRC law, shareholders are given the power to approve specified matters. See “—Voting Rights and Shareholders’ Meetings”. In addition, the Mandatory Provisions provide that at shareholders’ meetings shareholders are entitled to consider any proposals made by shareholders holding in the aggregate at least 3% of voting power over the company’s shares.

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

Amendments of articles of association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting. Under the Mandatory Provisions, the proposal to amend the articles is required to be approved by the board of directors, as well as the shareholders. Amendments with respect to the Mandatory Provisions only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission.

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

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC and Guangdong Development Bank.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. Until July 20, 2005, the People’s Bank of China had been setting and publishing daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The People’s Bank of China announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

Enterprises. According to the Income Tax Law of China Concerning Foreign Investment Enterprises and Foreign Enterprises which shall be repealed on January 1, 2008, and the PRC Enterprise Income Tax Law, promulgated on March 16, 2007 and to be effective on January 1, 2008, dividends paid by Chinese companies to enterprises are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares will temporarily not be subject to the 20% withholding tax. If the withholding tax becomes applicable in the future, the rate could be reduced under an applicable double-taxation treaty.

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

Under a statutory exception, these rules do not apply if less than 20% of the non-U.S. corporation’s insurance income is RPII or if less than 25% of the non-U.S. corporation’s stock is owned by U.S. shareholders. Because CLIC holds 68.4% of our share capital, and because we do not offer or intend to offer our products and services in the United States, it is highly unlikely that the RPII rules will apply. If more of our shares are sold to the public in the future, it is possible that such rules could apply at a later date.

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

We believe that we were in 2006, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2006, and will not, have financial reserves in excess of the reasonable needs of our insurance business. Accordingly, our income and assets should not be passive income and passive assets. As a result, we do not expect to be classified as a PFIC for any tax year. However, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. Although the Chinese central bank increased the benchmark deposit rate in 2004 and 2006, we are currently experiencing a comparatively low interest rate environment in general. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.

For the years ended December 31, 2006 and 2005, the investment yield was 4.27% and 3.86%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2006 and 2005.

	Expected Maturity Date
As of December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	7,104	3,958	28,523	5,103	29,151	258,862	332,701	344,253
Average interest rate	3.45%	3.41%	3.94%	2.79%	4.13%	3.96%	3.93%
in US$	—	16	—	—	—	—	16	16
Average interest rate	—	3.65%	—	—	—	—	3.65%
Variable rate bonds
in RMB	431	16	6,236	2,555	1,966	6,187	17,391	17,570
Average interest rate	2.89%	3.15%	5.06%	3.95%	3,73%	3.74%	4.22%

in US$	—	—	—	976	—	2,343	3,319	3,319
Average interest rate	—	—	—	4.69%	—	5.88%	5.53%

Term deposits (excluding structured deposits)
in RMB	54,806	46,487	41,200	6,380	17,600	999	167,472	167,472
Average interest rate	4.24%	3.84%	4.38%	4.38%	3.85%	5.77%	4.14%

in US$	3,124	234	—	—	—	—	3,358	3,358
Average interest rate	5.67%	4.11%	—	—	—	—	5.56%
Structured deposits (1)

in US$	—	—	—	—	—	4,646	4,646	4,419
Average interest rate	—	—	—	—	—	7.46%	7.46%

Liabilities
Securities sold under agreements to repurchase	8,227	—	—	—	—	—	8,227	8,227
Average interest rate	2.36%	—	—	—	—	—	2.36%

Long-term investment type insurance contracts	49,555	55,975	44,115	36,572	53,954	42,501	282,672	276,241
Average interest rate	2.01%	2.00%	2.01%	2.92%	2.95%	3.09%	2.47%

Investment contracts	2,773	1,105	1,461	957	1,050	41,266	48,612	42,034
Average interest rate	2.41%	1.79%	1.80%	2.51%	2.51%	2.51%	2.47%

	Expected Maturity Date
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	2,338	3,875	4,165	28,081	5,063	180,994	224,516	236,783
Average interest rate	6.11%	4.72%	3.39%	3.97%	2.85%	4.14%	4.11%

in US$	—	—	16	—	—	—	16	16
Average interest rate	—	—	3.65%	—	—	—	3.65%

Variable rate bonds
in RMB	377	495	16	6,226	1,972	6,890	15,976	16,402
Average interest rate	3.24%	2.67%	2.89%	4.80%	3.94%	3.55%	4.05%

in US$	—	—	—	—	1,009	—	1,009	1,009
Average interest rate	—	—	—	—	4.67%	—	4.67%

Term deposits (excluding structured deposits)
in RMB	10,563	53,195	46,487	41,200	6,380	2,000	159,825	159,825
Average interest rate	4.08%	4.05%	3.58%	4.11%	4.11%	5.40%	3.95%

in US$	—	—	242	—	—	—	242	242
Average interest rate	—	—	4.11%	—	—	—	4.11%

Structured deposits (1)

in US$	—	—	—	—	—	4,802	4,802	4,538
Average interest rate	—	—	—	—	—	7.80%	7.80%

Liabilities
Securities sold under agreements to repurchase	4,731	—	—	—	—	—	4,731	4,731
Average interest rate	1.70%	—	—	—	—	—	1.70%

Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001	219,973
Average interest rate	2.2%	2.0%	2.0%	2.0%	2.9%	3.1%	2.3%

Investment contracts	6,568	856	1,276	846	983	33,573	44,102	36,712
Average interest rate	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2006 and 2005.

	As of December 31,
	2005		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	39,548	39,548	95,493	95,493
Financial assets at fair value through income (held-for-trading)	13,287	13,287	32,898	32,898
Available-for-sale	26,261	26,261	62,595	62,595

A hypothetical 10% decline in the December 31, 2005 and 2006 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 2,626 million and RMB 6,260 million, respectively.

A hypothetical 10% decline in the December 31, 2005 and 2006 value of the financial assets at fair value through income equity securities would result in a charge to the income statement of approximately RMB 1,329 million and RMB 3,290 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our indebtedness and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 639 million (US$82 million) foreign exchange losses for the year ended December 31, 2006, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2006 and 2005.

	Expected Maturity Date
As of December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	2	—	125	—	300	427	427
Average interest rate	—	3.65%	—	4.69%	—	5.88%	5.52%

Term deposits (excluding structured deposits)
in US$	400	30	—	—	—	—	430	430
Average interest rate	5.67%	4.11%	—	—	—	—	5.56%

Structured deposits(1)
in US$	—	—	—	—	—	595	595	566
Average interest rate	—	—	—	—	—	7.46%	7.46%

Cash and Cash equivalents
in US$	651	—	—	—	—	—	651	651
Average interest rate	5.36%	—	—	—	—	—	5.36%

in HK$	82	—	—	—	—	—	82	82
Average interest rate	3.62%	—	—	—	—	—	3.62%

	Expected Maturity Date
As of December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	—	2	—	125	—	127	127
Average interest rate	—	—	3.65%	—	4.679%	—	4.65%

Term deposits (excluding structured deposits)
in US$	—	—	30	—	—	—	30	30
Average interest rate	—	—	4.11%	—	—	—	4.11%

Structured deposits(1)
in US$	—	—	—	—	—	595	595	562
Average interest rate	—	—	—	—	—	7.80%	7.80%

Cash and Cash equivalents
in US$	1,921	—	—	—	—	—	1,921	1,921
Average interest rate	4.61%	—	—	—	—	—	4.61%

in HK$	204	—	—	—	—	—	204	204
Average interest rate	4.40%	—	—	—	—	—	4.40%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts dominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation during its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-currency dominated debts in China. We used approximately HK$1.175 billion of the cash proceeds for investments in H shares of Bank of China Limited during its initial public offering in May 2006, approximately HK$2 billion for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006.

ITEM 15.	CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

As required by SEC Rule 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, including our Acting Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006, the end of the period covered by this annual report. Based on that evaluation, our Acting Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2006.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of China Life Insurance Company Limited (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Group’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets and liabilities of the Group;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 18 herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In its 2005 Form 20-F, the Group reported the following material weaknesses in its internal control over financial reporting : 1) the Group did not have sufficient HKFRS and US GAAP accounting and actuarial professional staffing; 2) the Group did not have a financial expert as defined under the relevant rules of the Securities and Exchange Commission ; 3) the Group needed to strengthen the centralized management by headquarters over the accounting and operations of its branches; 4) the Group needed to strengthen the supervision and control by headquarters of the provincial level information technology infrastructure, application development, maintenance and access control; and 5) the Group needed to strengthen management over its short term insurance products.

During 2006, the Group implemented a number of remediation measures to address the material weaknesses described above, including the following:

•

The Group expanded its accounting manuals to clearly document key controls and processes necessary for preparing its consolidated financial statements in accordance with the applicable generally accepted accounting standards. It more formally documented the procedures it uses to monitor changes of relevant accounting standards, assess their impact on the Group, and make any necessary process and control changes in the Group’s accounting manuals. The Group also enhanced the professional training provided to actuarial and accounting employees and engaged additional accounting and actuarial resources.

•	The Group has appointed a qualified financial expert as an independent director and member of the Audit Committee of the Board of Directors.

•

The Group has enhanced its monitoring controls over its branches by assessing the internal control effectiveness of the branches in a structured manner, overseeing the branches’ remediation process, and centrally evaluating remediation results. In addition, the Group enhanced its monitoring controls through a more structured analytical review of financial results at the branch level through the use of more robust business review processes.

•

The Group enhanced its information system monitoring controls over branches by issuing enhanced information technology operation policies and performance assessment rules, standardizing access controls over operational and accounting systems, enhancing the IT internal audit function and enhancing the controls over system changes.

•	The Group enhanced the controls over its short term insurance business and tightened its control effectiveness over the associated financial reporting.

As of December 31, 2006, management of the Group determined that applicable controls were effectively designed and operating so as to enable management to conclude that the above described material weaknesses have been remediated.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Ngai Wai Fung qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Ngai is “independent” in accordance with the applicable requirements of Rule 10A-3 of the U.S. Securities Exchange Act. Mr. Ngai was appointed as an independent non-executive director and a member of the audit committee of our company in December 2006. For Mr. Ngai’s biographical information, see “Item 6. Directors, Senior Management and Employees.”

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2006 and 2005.

	Audit Fees		Audit-Related Fees		Tax Fees	All Other Fees
	(RMB in millions)
2006	94	(1)	—		—	—
2005	35	(1)	11	(2)	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the Group’s consolidated financial statements, review of interim financial statements, statutory audits of the Company and its subsidiaries.
(2)	Audit-related fees include fees billed for services of internal control reviews.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2006, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt†

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt♦

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement°

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited°

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited°

4.12	Property Leasing Agreement

4.13	Non-Competition Agreement*

4.14	Asset Purchase Agreement

4.15	Promoters Agreement for the Formation of China Life Pension Company Limited°

4.16	Share Subscription Agreement for the Formation of a Property and Casualty Insurance Company°

4.17	Promoters Agreement for the Formation of China Life Property and Casualty Insurance Company Limited

No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and EthicsΔ

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.
♦	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.
à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.
Δ	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
°	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Wan Feng
Name:	Wan Feng
Title:	Vice President and Executive Director
Acting Chief Executive Officer

Date: May 18, 2007

i

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate*

2.2	Form of Deposit Agreement, including form of American Depositary Receipt†

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt♦

4.1	Form of U.S. and International Underwriting Agreement*

4.2	Form of Hong Kong Underwriting Agreement*

4.3	Corporate Placing Agreement among China Life Insurance Company Limited, Mitcham Resources Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.4	Corporate Placing Agreement among China Life Insurance Company Limited, Hutchison International Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.5	Corporate Placing Agreement among China Life Insurance Company Limited, Richbo Investment Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.6	Corporate Placing Agreement among China Life Insurance Company Limited, Chow Tai Fook Nominee Limited, China International Capital Corporation Limited, Citigroup Global Markets Asia Limited, Credit Suisse First Boston (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch*

4.7	Restructuring Agreement*

4.8	Trademark License Agreement*

4.9	Policy Management Agreement°

4.10	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited°

4.11	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited°

4.12	Property Leasing Agreement

4.13	Non-Competition Agreement*

4.14	Asset Purchase Agreement

4.15	Promoters Agreement for the Formation of China Life Pension Company Limited°

4.16	Share Subscription Agreement for the Formation of a Property and Casualty Insurance Company°

4.17	Promoters Agreement for the Formation of China Life Property and Casualty Insurance Company Limited

ii

No.	Description of Exhibit
8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and EthicsΔ

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
†	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.
♦	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.
à	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Commission on June 28, 2004.
Δ	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
°	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

iii

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Report of Independent Registered Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3

Consolidated Income Statements for the years ended December 31, 2006, 2005 and 2004	F-5

Consolidated Statements of Changes in Equity for the years ended December 31, 2006, 2005 and 2004	F-6

Consolidated Cash Flow Statements for the years ended December 31, 2006, 2005 and 2004	F-7

Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited and Subsidiaries

We have completed an integrated audit of China Life Insurance Company Limited (“the Company”) and its subsidiaries (“the Group”) December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and consolidated statements of changes in equity present fairly, in all material respects, the financial position of the Group at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting, that the Group maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Hong Kong, April 17, 2007

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
ASSETS
Property, plant and equipment	6	14,565	12,710
Deferred policy acquisition costs	7	39,230	37,741
Investments in associates	8	6,071	—

Financial assets
Debt securities		357,898	255,554
- held-to-maturity securities	9.1	176,559	146,297
- available-for-sale securities	9.2	176,868	96,425
- at fair value through income (held-for-trading)	9.3	4,471	12,832
Equity securities		95,493	39,548
- available-for-sale securities	9.2	62,595	26,261
- at fair value through income (held-for-trading)	9.3	32,898	13,287
Term deposits	9.5	175,476	164,869
Statutory deposits-restricted	9.6	5,353	5,353
Policy loans		2,371	981
Accrued investment income	9.7	8,461	6,813
Premiums receivables	11	6,066	4,959
Reinsurance assets	12	986	1,182
Other assets	13	2,212	1,458
Cash and cash equivalents		50,213	28,051

Total Assets		764,395	559,219

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

AS AT 31 DECEMBER 2006

	Note	As at 31 December 2006	As at 31 December 2005
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts
- reserves for claims and claim adjustment expenses	14	2,498	1,784
- unearned premium reserves	14	5,346	5,147
Long-term traditional insurance contracts	14	172,875	124,656
Long-term investment type insurance contracts	14	282,672	237,001
Deferred income	15	41,371	34,631
Financial Liabilities
Investment contracts
- with Discretionary Participation Feature (“DPF”)	16	45,998	42,230
- without DPF	16	2,614	1,872
Securities sold under agreements to repurchase	17	8,227	4,731
Annuity and other insurance balances payable		8,891	4,492
Premiums received in advance		2,329	2,951
Policyholder dividends payable		26,057	6,204
Other liabilities	18	5,333	4,106
Current income tax liabilities		843	525
Deferred tax liabilities	25	19,022	7,982
Statutory insurance fund	19	114	98

Total liabilities		624,190	478,410

Contingencies and commitments	32, 33	—	—

Shareholders’ equity
Share capital	30	28,265	26,765
Reserves	31	77,368	37,225
Retained earnings		34,032	16,388

Total shareholders’ equity		139,665	80,378

Minority interest		540	431

Total equity		140,205	80,809

Total liabilities and equity		764,395	559,219

Approved and authorized for issue by the Board of Directors on 17 April 2007

Yang Chao	Wan Feng
Director	Director

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	2006	2005	2004
		RMB million	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2006: RMB 98,840 million, 2005: RMB 80,651 million, 2004: RMB 65,878 million)		99,417	81,022	66,257
Less: premiums ceded to reinsurers		(140)	(769)	(1,182)

Net written premiums and policy fees		99,277	80,253	65,075
Net change in unearned premium reserves		(430)	(215)	(67)

Net premiums earned and policy fees		98,847	80,038	65,008

Net investment income	20	24,942	16,685	11,317
Net realised gains/(losses) on financial assets	21	1,595	(510)	—
Net realised losses on investments	21	—	—	(237)
Net fair value gains on assets at fair value through income (held-for-trading)	22	20,044	260	—
Net unrealised losses on trading securities	22	—	—	(1,061)
Other income		1,883	1,739	1,779

Total revenues		147,311	98,212	76,806

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23	(10,797)	(8,311)	(6,816)
Accident and health claims and claim adjustment expenses	23	(6,999)	(6,847)	(6,418)
Increase in long-term traditional insurance contracts liabilities	23	(44,238)	(33,977)	(25,361)
Interest credited to long-term investment type insurance contracts	23	(6,386)	(4,894)	(3,704)
Interest credited to investment contracts		(996)	(973)	(616)
Increase in deferred income		(11,607)	(8,521)	(7,793)
Policyholder dividends resulting from participation in profits		(17,617)	(5,359)	(2,048)
Amortisation of deferred policy acquisition costs	7	(10,259)	(7,766)	(6,263)
Underwriting and policy acquisition costs		(2,415)	(1,845)	(1,472)
Administrative expenses		(9,339)	(7,237)	(6,585)
Other operating expenses		(859)	(798)	(131)
Statutory insurance fund		(194)	(174)	(96)

Total benefits, claims and expenses		(121,706)	(86,702)	(67,303)

Share of results of associates	8	—	—	—
Net profit before income tax expenses	24	25,605	11,510	9,503
Income tax expenses	25	(5,554)	(2,145)	(2,280)

Net profit		20,051	9,365	7,223

Attributable to:
- shareholders of the Company		19,956	9,306	7,171
- minority interest		95	59	52

Basic and diluted earnings per share	26	RMB 0.75	RMB 0.35	RMB 0.27

Dividends	28	3,957	1,338	Nil

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2006

	Attributable to shareholders of the Company			Minority Interest	Total

	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
		(Note 31)
As at 1 January 2004	26,765	34,051	1,620	320	62,756
Net profit	—	—	7,171	52	7,223
Appropriation to statutory reserves	—	599	(599)	—	—
Unrealised losses, net of tax	—	(3,077)	—	—	(3,077)

As at 31 December 2004	26,765	31,573	8,192	372	66,902

As at 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	9,306	59	9,365
Appropriation to statutory reserves	—	1,110	(1,110)	—	—
Unrealised gains, net of tax	—	4,542	—	—	4,542

As at 31 December 2005	26,765	37,225	16,388	431	80,809

As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to statutory reserves	—	974	(974)	—	—
Unrealised gains, net of tax	—	12,859	—	22	12,881

As at 31 December 2006	28,265	77,368	34,032	540	140,205

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006	2005	2004
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit attributable to shareholders of the Company	19,956	9,306	7,171

Adjustments for non-cash items:
Changes in minority interest	95	59	52
Net realised and unrealised losses/(gains) on financial assets	(21,639)	250	—
Net realised and unrealised losses on investments	—	—	1,298
Amortisation of deferred policy acquisition costs	10,259	7,766	6,263
Interest credited to long-term investment type insurance contracts and investment contracts	7,382	5,867	4,320
Policy fees	(7,097)	(6,083)	(5,194)
Depreciation and amortisation	912	948	778
Amortisation of premiums and discounts	(267)	(130)	(120)
Loss on foreign exchange and impairments	642	646	8
Deferred income tax	4,696	1,373	2,201

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(15,914)	(14,131)	(13,478)
Financial assets at fair value through income (held-for-trading)	8,943	(20,321)	—
Trading securities	—	—	(1,406)
Receivables and payables	15,594	3,096	(2,364)
Reserves for claims and claim adjustment expenses	714	569	401
Unearned premium reserves	199	(65)	(170)
Deferred income	11,614	8,570	7,793
Long-term traditional insurance contracts	44,263	34,108	25,361

Net cash inflow from operating activities	80,352	31,828	32,914

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	6,635	15,094	17,737
Maturities of debt securities	4,129	408	4,068
Sales of equity securities	43,363	46,555	7,934
Property, plant and equipment	53	31	67
Purchases:
Debt securities	(122,246)	(102,427)	(105,051)
Equity securities	(52,050)	(58,214)	(13,005)
Property, plant and equipment	(2,742)	(1,484)	(970)
Acquisition of associate	(6,071)	—	—
Term deposits, net	(10,719)	9,008	(38,306)
Securities purchased under agreements to resell, net	—	279	13,723
Other	(1,390)	(590)	(275)

Net cash outflow from investing activities	(141,038)	(91,340)	(114,078)

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

FOR THE YEAR ENDED 31 DECEMBER 2006

	2006	2005	2004
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	3,496	4,731	(6,448)
Deposits in long-term investment type insurance contracts and investment contracts	91,441	85,946	88,736
Withdrawals from long-term investment type insurance contracts and investment contracts	(38,088)	(29,960)	(16,523)
Net proceeds from shares issued	27,810	—	—
Dividends paid to Company’s shareholders	(1,338)	—	—
Dividends paid to minority interest	(8)	—	—

Net cash inflow from financing activities	83,313	60,717	65,765

Net increase/ (decrease) in cash and cash equivalents	22,627	1,205	(15,399)

Cash and cash equivalents
Beginning of year	28,051	27,217	42,616

Foreign currency losses on cash and cash equivalents	(465)	(371)	—

End of year	50,213	28,051	27,217

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,130	12,448	12,540
Short-term bank deposits	5,083	15,603	14,677

Supplemental cash flow information

Dividend received	4,415	306	646
Interest received	18,939	14,552	8,425
Income tax paid	535	279	168

The notes on pages F-9 to F-70 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

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

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company was listed on the Stock Exchange of Hong Kong and the New York Stock Exchange. In December 2006, the Company issued 1.5 billion new shares (the “A Shares”) through public offering on the Shanghai Stock Exchange, at the offer price of RMB18.88 per share raising RMB28.32 billion. The A Shares of the Company commenced trading on the Shanghai Stock Exchange on 9 January 2007.

These consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

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

The Hong Kong Institute of Certified Public Accountants has issued the following revised standards which were effective for accounting periods beginning on or after 1 January 2006.

(a) Standards, amendments and interpretations to published standards effective in 2006 but not relevant to the Group’s operations

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after 1 January 2006 but are not relevant to the Group’s operations:

•	HKAS 19 (Amendment), Employee Benefits;

•	HKAS 21 (Amendment), New Investment in a Foreign Operation;

•	HKAS 39 (Amendment), The Fair Value Option;

•	HKAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	HKAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

•	HKFRS 6, Exploration for and Evaluation of Mineral Resources;

•	HKFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

•	HK(IFRIC)-Int 4, Determining whether an Arrangement contains a Lease;

•	HK(IFRIC)-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•	HK(IFRIC)-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(b) Standards, amendments and interpretations to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 May 2006 or later periods but that the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations. So far the Group do not expect the adoption of these new and revised standards and interpretations will have substantial changes to the Group’s accounting policies.

•

HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements – Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. The Group will apply HKFRS 7 from 1 January 2007; and

•

HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective from annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments–where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from 1 January 2007; and

•

HK(IFRIC)-Int 9, Reassessment of embedded derivatives. HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group will apply HK(IFRIC)-Int 9 from 1 January 2007; and

•

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from 1 January 2007.

(c) Interpretations to published standards that are not yet effective and not relevant for the Group’s operations

•	HK(IFRIC)-Int 7, Applying the Restatement Approach under IAS/HKAS 29, Financial Reporting in Hyperinflationary Economies.

•	HK(IFRIC)-Int 11, HKFRS2 – Group and Treasury Share Transactions.

•	HK(IFRIC)-Int 12, Service Concession Arrangements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

Subsidiaries

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

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interest represents the interest of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognised in the consolidated income statement.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity investment other than subsidiaries and associates are classified as available-for-sale securities when they are not designated to be measured at fair value through income.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Segment reporting

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

The functional currency of the Group’s operations is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses.

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

Assets under construction represent buildings and fixtures under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the remaining term of the lease

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment (continued)

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement.

2.6	Financial assets

2.6.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, policy loans, securities purchased under agreements to resell and accrued investment income as presented separately in the balance sheet.

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

Purchases and sales of investments are recognised on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.c	Term deposits

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

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognised. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, which approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

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

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. Hence, for single premium and limited payment contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognised in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities.

Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of-premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

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

Long-term investment type insurance contracts and investment contracts with DPF are accounted for as follows: revenue from a contract consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in Note 2.8.3). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

The policyholder liability for long-term investment type insurance contracts and investment contracts with DPF represents the accumulation of premium received less charges, as described above.

2.8.1.b	Liability adequacy test

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.c	Reinsurance contracts held

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

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability becomes the responsibility of the Group.

2.8.1.d	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at least 70% of distributable surplus, which includes mainly net investment income and realised gains and losses arising from the assets supporting these contracts; if this eligible surplus has not been declared and paid, it is included in the policyholder dividends payable. The policyholders’ share of unrealised gains or losses in respect of assets held by the Group, which may be paid to participating policyholders in the future under the policy terms in respect of assets, is also included in the policyholder dividends payable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

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

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognised in income over the life of the contracts in a constant relationship to estimated gross profits (defined in Note 2.8.3). Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2.8.3	Deferred policy acquisition costs (“DAC”)

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

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognised in the shareholders’ equity. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts. Both are described in Note 2.8.1.a and Note 2.8.2. Both deferred income amounts will be released to income statement over the remaining lifetime of the business.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Employee benefits

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

2.12	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

2.13	Revenue recognition

Turnover of the Group represents the total revenues.

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

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell and policy loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Deferred taxation

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.16	Contingencies

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

2.17	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

2.18	Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement, the related liability is included in other liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

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

Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. If the investment return assumptions in all years were 1% lower or higher than the above, the insurance liabilities would increase by RMB12,918 million or decrease by RMB11,302 million respectively. In these cases, there is no relief arising from reinsurance contracts held.

Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates are described in Note 14. Where the mortality rates increased or decreased by 10% from current assumptions, the liability would increase by RMB336 million or decrease by RMB344 million respectively. Where the morbidity rates increased or decreased by 10% from management’s estimate, the liability would increase by RMB395 million or decrease by RMB395 million respectively.

The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

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

FOR THE YEAR ENDED 31 DECEMBER 2006

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

FOR THE YEAR ENDED 31 DECEMBER 2006

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

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group has entered into two major reinsurance agreements. One agreement cedes 35% of the business associated with a critical illness product to a reinsurer on a quota share basis. The other agreement, written on a surplus basis, reinsures the Group for losses above a specified amount, which is RMB1 million per person for life insurance, RMB1 million per person for accident insurance and RMB0.3 million per person for health insurance. These agreements spread insured risk and reduce the effect of potential losses to the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK(continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

Product name	2006		2005
	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life *	26,079	32.0%	21,425	33.4%
Hong Xin Endowment *	26,781	33.0%	20,994	32.8%
Qian Xi Endowment *	6,298	7.8%	6,344	9.9%
Others	22,072	27.2%	15,309	23.9%

Total	81,230	100.0%	64,072	100.0%

Insurance benefits
Kang Ning Whole Life *	2,498	23.1%	2,121	25.5%
Hong Xin Endowment *	1,368	12.7%	631	7.6%
Qian Xi Endowment *	2,454	22.7%	3,222	38.8%
Others	4,477	41.5%	2,337	28.1%

Total	10,797	100.0%	8,311	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life *	57,406	33.2%	42,859	34.4%
Hong Xin Endowment *	37,647	21.8%	21,549	17.3%
Qian Xi Endowment *	23,700	13.7%	21,232	17.0%
Others	54,122	31.3%	39,016	31.3%

Total	172,875	100.0%	124,656	100.0%

*	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options of premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% basic sum insured less any paid critical illness benefit.

*	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options of premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.

*	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options of premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB47,742 million of deposits in 2006 (2005: RMB34,915 million), representing 67.7% (2005: 55.5% ) of total received deposits of long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2006 represented approximately 52% and 52% of gross and net life insurance premium and policy fees, respectively (2005: 50% and 50%, 2004: 47% and 47%). The net investment income, net realised gains/(losses) on financial assets and net fair value gains on assets at fair value through income (held-for-trading) attributable to participating contracts in 2006 are RMB16,600 million, RMB849 million and RMB16,149 million respectively (2005: RMB 11,102 million, RMB(318) million and RMB98 million; 2004: RMB7,140 million, RMB76 million and RMB(913) million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are interest rate risk, market risk, credit risk and liquidity risk.

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

The table below summaries the effective interest rates at the balance sheet date across major applicable financial assets and financial liabilities.

As at 31 December	2006	2005
Financial assets other than at fair value through income
Debt securities
- held-to-maturity securities	4.5%	4.6%
- available-for-sale securities	3.6%	3.7%
Term deposits	4.3%	4.1%
Cash and cash equivalents	1.8%	3.0%

Investment contracts with DPF	2.5%	2.5%
Investment contracts without DPF	1.9%	2.3%

The interest rates that are used to measure long-term traditional insurance contracts are disclosed in Note 14.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(i) Interest rate risk (continued)

The following table summaries the major financial assets and liabilities subject to interest rate risk at their contractual or estimated maturity date:

As at 31 December 2006	2007	2008	2009	2010	2011	Thereafter	Total
	(RMB million)
Debt securities at carrying value
-fixed rate	9,054	4,323	28,774	5,802	29,543	259,163	336,659
-variable rate	431	16	6,338	3,531	2,066	8,857	21,239
Term deposits
-fixed rate	5,799	2,481	100	60	16,600	3,708	28,748
-variable rate	52,131	44,240	41,100	6,320	1,000	1,937	146,728
Statutory deposits-restricted	—	5,353	—	—	—	—	5,353
Cash and cash equivalents	50,213	—	—	—	—	—	50,213

Total	117,628	56,413	76,312	15,713	49,209	273,665	588,940

Long-term traditional insurance contracts	563	29	48	61	72	172,102	172,875
Long-term investment type insurance contracts	49,555	55,975	44,115	36,572	53,954	42,501	282,672
Investment contracts
- with DPF	2,492	564	766	941	1,034	40,201	45,998
- without DPF	281	541	695	16	16	1,065	2,614
Securities sold under agreements to repurchase	8,227	—	—	—	—	—	8,227

Total	61,118	57,109	45,624	37,590	55,076	255,869	512,386

As at 31 December 2005	2006	2007	2008	2009	2010	Thereafter	Total
	(RMB million)
Debt securities at carrying value
-fixed rate	9,460	4,084	4,355	28,980	6,669	183,587	237,135
-variable rate	377	567	16	6,284	3,262	7,913	18,419
Term deposits
-fixed rate	6,133	1,845	2,489	100	60	4,479	15,106
-variable rate	4,430	51,350	44,240	41,100	6,320	2,323	149,763
Statutory deposits-restricted	—	—	5,353	—	—	—	5,353
Cash and cash equivalents	28,051	—	—	—	—	—	28,051

Total	48,451	57,846	56,453	76,464	16,311	198,302	453,827

Long-term traditional insurance contracts	188	10	12	19	23	124,404	124,656
Long-term investment type insurance contracts	7,612	47,013	57,987	47,880	37,099	39,410	237,001
Investment contracts
- with DPF	6,390	632	612	828	959	32,809	42,230
- without DPF	178	224	664	18	24	764	1,872
Securities sold under agreements to repurchase	4,731	—	—	—	—	—	4,731

Total	19,099	47,879	59,275	48,745	38,105	197,387	410,490

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

(ii) Market risk

The Group’s investments principally include term deposits, debt securities and equity securities. Prices of debt and equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s bond and stock markets are relatively volatile.

The Group manages market risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stock denominated in US dollar (“US$”) or HK dollar (“HK$”).

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2006 and 2005.

As at 31 December 2006	US$	HK$	Total
	RMB million	RMB million	RMB million
Equity securities	—	6,884	6,884
Debt securities	3,334	—	3,334
Term deposits (excluding structured deposits)	3,358	—	3,358
Structured deposits	4,646	—	4,646
Cash and cash equivalents	5,083	82	5,165

Total	16,421	6,966	23,387

As at 31 December 2005	US$	HK$	Total
	RMB million	RMB million	RMB million
Equity securities	—	2,295	2,295
Debt securities	1,025	—	1,025
Term deposits (excluding structured deposits)	242	—	242
Structured deposits	4,802	—	4,802
Cash and cash equivalents	15,502	212	15,714

Total	21,571	2,507	24,078

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

FOR THE YEAR ENDED 31 DECEMBER 2006

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

The Group has the following main business segments:

(i) Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains, as described in Note 2.8.1.d. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii) Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii) Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv) Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 29 and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets/net realized losses on investments, net fair value gains on assets at fair value through income (held-for-trading)/net unrealised losses on trading securities and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	86,587	1,740	11,090	—	99,417
Gross written premiums	80,086	1,144	—	—
-Term Life	177	26	—	—
-Whole Life	28,079	886	—	—
-Endowment	43,583	—	—	—
-Annuity	8,247	232	—	—

Policy fees	6,501	596	—	—
Net premiums earned and policy fees	86,519	1,735	10,593	—	98,847
Net investment income	22,215	2,462	265	—	24,942
Net realised gains on financial assets	1,421	157	17	—	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	17,852	1,979	213	—	20,044
Other income	—	—	—	1,883	1,883

Segment revenues	128,007	6,333	11,088	1,883	147,311

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(10,125)	(672)	—	—	(10,797)
Accident and health claims and claim adjustment expenses	—	—	(6,999)	—	(6,999)
Increase in long-term traditional insurance contracts liabilities	(43,915)	(323)	—	—	(44,238)
Interest credited to long-term investment type insurance contracts	(6,365)	(21)	—	—	(6,386)
Interest credited to investment contracts	—	(996)	—	—	(996)

Increase in deferred income	(11,307)	(300)	—	—	(11,607)
Policyholder dividends resulting from participation in profits	(15,536)	(2,081)	—	—	(17,617)

Amortisation of deferred policy acquisition costs	(9,391)	(265)	(603)	—	(10,259)
Underwriting and policy acquisition costs	(1,822)	(40)	(553)	—	(2,415)
Administrative expenses	(5,109)	(699)	(1,855)	(1,676)	(9,339)
Other operating expenses	(629)	(71)	(21)	(138)	(859)
Statutory insurance fund	(145)	(1)	(48)	—	(194)

Segment benefits, claims and expenses	(104,344)	(5,469)	(10,079)	(1,814)	(121,706)

Segment results	23,663	864	1,009	69	25,605

Income tax expenses	—	—	—	(5,554)	(5,554)

Net profit/(loss)	23,663	864	1,009	(5,485)	20,051

Attributable to
- shareholders of the Company	23,663	864	1,009	(5,580)	19,956
- minority interest	—	—	—	95	95

Unrealised gains included in shareholders’ equity	11,452	1,270	137	—	12,859

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

5	SEGMENT INFORMATION (continued)

	As at 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets

Financial assets	574,503	63,685	6,864	—	645,052
Deferred policy acquisition costs	37,591	845	794	—	39,230
Cash and cash equivalents	44,721	4,958	534	—	50,213

Segment assets	656,815	69,488	8,192	—	734,495

Unallocated
Property, plant and equipment					14,565
Other assets					15,335

Total					764,395

Liabilities

Insurance contracts

Short-term insurance contracts:

- reserves for claims and claim adjustment expenses	—	—	2,498	—	2,498
- unearned premium reserves	—	—	5,346	—	5,346

Long-term traditional insurance contracts	170,954	1,921	—	—	172,875

Long-term investment type insurance contracts	281,847	825	—	—	282,672

Deferred income	40,744	627	—	—	41,371

Financial liabilities

Investment contracts

- with DPF	—	45,998	—	—	45,998

- without DPF	—	2,614	—	—	2,614
Securities sold under agreements to repurchase	7,327	812	88	—	8,227

Segment liabilities	500,872	52,797	7,932	—	561,601

Unallocated
Other liabilities					62,589

Total					624,190

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	68,888	1,267	10,867	—	81,022
Gross written premiums	63,205	867	—	—
-Term Life	184	24	—	—
-Whole Life	23,310	674	—	—
-Endowment	35,480	—	—	—
-Annuity	4,231	169	—	—
Policy fees	5,683	400	—	—
Net premiums earned and policy fees	68,749	1,257	10,032	—	80,038
Net investment income	14,682	1,788	215	—	16,685
Net realised losses on financial assets	(448)	(55)	(7)	—	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	229	28	3	—	260
Other income	—	—	—	1,739	1,739

Segment revenues	83,212	3,018	10,243	1,739	98,212

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(567)	—	—	(8,311)
Accident and health claims and claim adjustment expenses	—	—	(6,847)	—	(6,847)
Increase in long-term traditional insurance contracts liabilities	(33,550)	(427)	—	—	(33,977)
Interest credited to long-term investment type insurance contracts	(4,867)	(27)	—	—	(4,894)
Interest credited to investment contracts	—	(973)	—	—	(973)

Increase in deferred income	(8,484)	(37)	—	—	(8,521)
Policyholder dividends resulting from participation in profits	(4,965)	(394)	—	—	(5,359)

Amortisation of deferred policy acquisition costs	(6,955)	(544)	(267)	—	(7,766)
Underwriting and policy acquisition costs	(1,350)	(68)	(427)	—	(1,845)
Administrative expenses	(3,863)	(415)	(1,338)	(1,621)	(7,237)
Other operating expenses	(646)	(78)	(29)	(45)	(798)
Statutory insurance fund	(118)	(1)	(55)	—	(174)

Segment benefits, claims and expenses	(72,542)	(3,531)	(8,963)	(1,666)	(86,702)

Segment results	10,670	(513)	1,280	73	11,510

Income tax expenses	—	—	—	(2,145)	(2,145)

Net profit/(loss)	10,670	(513)	1,280	(2,072)	9,365

Attributable to
- shareholders of the Company	10,670	(513)	1,280	(2,131)	9,306
- minority interest	—	—	—	59	59

Unrealised gains included in shareholders’ equity	3,997	487	58	—	4,542

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

5	SEGMENT INFORMATION (continued)

	As at 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets

Financial assets	416,310	50,713	6,095	—	473,118
Deferred policy acquisition costs	36,229	909	603	—	37,741
Cash and cash equivalents	24,683	3,007	361	—	28,051

Segment assets	477,222	54,629	7,059	—	538,910

Unallocated
Property, plant and equipment					12,710
Other assets					7,599

Total					559,219

Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	—	—	1,784	—	1,784
- unearned premium reserves	—	—	5,147	—	5,147
Long-term traditional insurance contracts	123,457	1,199	—	—	124,656
Long-term investment type insurance contracts	235,847	1,154	—	—	237,001
Deferred income	34,104	527	—	—	34,631
Financial liabilities
Investment contracts
- with DPF	—	42,230	—	—	42,230
- without DPF	—	1,872	—	—	1,872
Securities sold under agreements to repurchase	4,163	507	61	—	4,731

Segment liabilities	397,571	47,489	6,992	—	452,052

Unallocated
Other liabilities					26,358

Total					478,410

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

5	SEGMENT INFORMATION (continued)

	For the year ended 31 Dec 2004
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues

Gross written premiums and policy fees	54,909	742	10,606	—	66,257
Gross written premiums	50,113	344	—	—
-Term Life	183	28	—	—
-Whole Life	19,629	316	—	—
-Endowment	26,511	—	—	—
-Annuity	3,790	—	—	—
Policy fees	4,796	398	—	—
Net premiums earned and policy fees	54,902	742	9,364	—	65,008
Net investment income	9,986	1,137	194	—	11,317
Net realised losses on investments	(209)	(24)	(4)	—	(237)
Net unrealised losses on trading securities	(936)	(107)	(18)	—	(1,061)
Other income	—	—	—	1,779	1,779

Segment revenues	63,743	1,748	9,536	1,779	76,806

Benefits, claims and expenses

Insurance benefits and claims
Life insurance death and other benefits	(6,422)	(394)	—	—	(6,816)
Accident and health claims and claim adjustment expenses	—	—	(6,418)	—	(6,418)
Increase in long-term traditional insurance contracts liabilities	(25,341)	(20)	—	—	(25,361)
Interest credited to long-term investment type insurance contracts	(3,678)	(26)	—	—	(3,704)
Interest credited to investment contracts	—	(616)	—	—	(616)

Increase in deferred income	(7,672)	(121)	—	—	(7,793)
Policyholder dividends resulting from participation in profits	(1,909)	(139)	—	—	(2,048)

Amortisation of deferred policy acquisition costs	(5,888)	(197)	(178)	—	(6,263)
Underwriting and policy acquisition costs	(1,038)	(13)	(421)	—	(1,472)
Administrative expenses	(3,241)	(510)	(1,231)	(1,603)	(6,585)
Other operating expenses	(51)	(8)	(20)	(52)	(131)
Statutory insurance fund	—	—	(96)	—	(96)

Segment benefits, claims and expenses	(55,240)	(2,044)	(8,364)	(1,655)	(67,303)

Segment results	8,503	(296)	1,172	124	9,503

Income tax expenses	—	—	—	(2,280)	(2,280)

Net profit	8,503	(296)	1,172	(2,156)	7,223

Attributable to:
- shareholders of the Company	8,503	(296)	1,172	(2,208)	7,171
- minority interest	—	—	—	52	52

Unrealised losses included in shareholders’ equity	(2,715)	(309)	(53)	—	(3,077)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

6	PROPERTY, PLANT AND EQUIPMENT

	2006
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at 1 January 2006	12,144	2,746	1,711	1,086	152	17,839
Additions	152	561	212	1,773	61	2,759
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,210	1,815	2,160	218	20,328

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)
Charges for the year	(345)	(373)	(112)	—	(18)	(848)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	113	100	—	1	217

As at 31 December 2006	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)

Net book value
As at 1 January 2006	9,980	1,206	386	1,086	52	12,710

As at 31 December 2006	10,416	1,410	478	2,160	101	14,565

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	2005
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at 1 January 2005	11,669	2,304	1,722	803	126	16,624
Additions	72	484	56	753	17	1,382
Disposals	(26)	(68)	(67)	(5)	(1)	(167)
Transfers upon completion	429	26	—	(465)	10	—

As at 31 December 2005	12,144	2,746	1,711	1,086	152	17,839

Accumulated depreciation and impairment
As at 1 January 2005	(1,788)	(1,289)	(1,214)	—	(83)	(4,374)
Charges for the year	(380)	(313)	(174)	—	(17)	(884)
Disposals	4	62	63	—	—	129

As at 31 December 2005	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)

Net book value
As at 1 January 2005	9,881	1,015	508	803	43	12,250

As at 31 December 2005	9,980	1,206	386	1,086	52	12,710

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

7	DEFERRED POLICY ACQUISITION COSTS

	2006	2005	2004
	RMB million	RMB million	RMB million
Gross
As at 1 January	37,841	32,981	25,164
Acquisition costs deferred	15,929	14,231	13,672
Amortisation charged through income	(10,359)	(7,960)	(6,559)
Amortisation charged through equity	(4,166)	(1,411)	704

As at 31 December	39,245	37,841	32,981

Ceded
As at 1 January	(100)	(194)	(296)
Acquisition costs deferred	(15)	(100)	(194)
Amortisation charged through income	100	194	296

As at 31 December	(15)	(100)	(194)

Net
As at 1 January	37,741	32,787	24,868
Acquisition costs deferred	15,914	14,131	13,478
Amortisation charged through income	(10,259)	(7,766)	(6,263)
Amortisation charged through equity	(4,166)	(1,411)	704

As at 31 December	39,230	37,741	32,787

DAC excluding unrealised (gains)/losses	43,843	38,188	31,823
DAC recorded in unrealised (gains)/losses	(4,613)	(447)	964

Total	39,230	37,741	32,787

Current	794	603	267
Non-current	38,436	37,138	32,520

Total	39,230	37,741	32,787

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

8	INVESTMENTS IN ASSOCIATES

RMB million
Acquisition of Guangdong Development Bank (“GDB”) (a)	5,671
Investment in China Life Property & Casualty Insurance Company Limited (“CLP&C”) (b)	400
Share of results	—
Other equity movements	—

As at 31 December 2006	6,071

(a)	The Group acquired 20% of the share capital of GDB on 18 December 2006 for a cash consideration of RMB5,671 million.
(b)	As approved by CIRC, the Company entered an agreement with CLIC to establish CLP&C with total paid-in capital of RMB1,000 million in 2006. The Company and CLIC own 40% and 60% of CLP&C, respectively. CLP&C obtained its business license and commenced operation on 30 December 2006.

The Group’s share in investments in associates as at 31 December 2006 is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Loss	Interest held
		(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total		78,301	72,230	59	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2006

Debt securities
Government bonds	94,999	7,791	(26)	102,764
Government agency bonds	53,935	2,642	(244)	56,333
Corporate bonds	3,257	296	—	3,553
Subordinated bonds/debts	24,368	1,282	(8)	25,642

Total	176,559	12,011	(278)	188,292

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2005

Debt securities
Government bonds	90,067	8,652	(13)	98,706
Government agency bonds	28,609	1,650	(12)	30,247
Corporate bonds	3,257	310	—	3,567
Subordinated bonds/debts	24,364	901	—	25,265

Total	146,297	11,513	(25)	157,785

Contractual maturity schedule	Amortised cost		Estimated fair value
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	2,974	687	3,008	694
After one year but within five years	51,483	35,481	54,345	37,256
After five years but within ten years	37,295	53,750	40,279	58,878
After ten years	84,807	56,379	90,660	60,957

Total	176,559	146,297	188,292	157,785

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities

	Amortised cost/ Cost	Gross unrealized gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2006

Debt securities
Government bonds	60,058	863	(569)	60,352
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	176,427	1,777	(1,336)	176,868

Equity securities
Funds	20,535	12,437	(103)	32,869
Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,411	26,320	(136)	62,595

Total	212,838	28,097	(1,472)	239,463

	Amortised cost/ Cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2005

Debt securities
Government bonds	49,180	1,157	(415)	49,922
Government agency bonds	30,776	344	(458)	30,662
Corporate bonds	10,806	523	(14)	11,315
Subordinated bonds/debts	4,458	90	(22)	4,526

Subtotal	95,220	2,114	(909)	96,425

Equity securities
Funds	24,845	422	(153)	25,114
Common stocks	1,009	138	—	1,147

Subtotal	25,854	560	(153)	26,261

Total	121,074	2,674	(1,062)	122,686

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

Debt securities	Amortised cost		Estimated fair value
	As at 31 December 2006	As at 31 December 2005	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million	RMB million	RMB million
- contractual maturity schedule
Maturing:
Within one year	4,544	2,028	4,561	2,043
After one year but within five years	26,664	15,437	27,016	15,995
After five years but within ten years	60,261	37,892	59,995	38,371
After ten years	84,958	39,863	85,296	40,016

Total	176,427	95,220	176,868	96,425

9.3	Financial assets at fair value through income (held-for-trading)

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Debt securities
Government bonds	148	3,229
Government agency bonds	1,915	7,116
Corporate bonds	2,083	1,759
Subordinated bonds/debts	325	728

Subtotal	4,471	12,832

Equity securities
Funds	12,382	8,408
Common stocks	20,460	4,875
Warrants	56	4

Subtotal	32,898	13,287

Total	37,369	26,119

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Listed debt securities in PRC
Government bonds	64,562	62,192
Corporate bonds	6,839	4,377

Subtotal	71,401	66,569

Unlisted debt securities in PRC
Government bonds	90,937	81,026
Government agency bonds	134,571	66,387
Corporate bonds	29,253	11,954
Subordinated bonds/debts	31,736	29,618

Subtotal	286,497	188,985

Listed equity securities in PRC
Common stocks
- listed in HK, PRC	6,884	2,294
- listed in mainland, PRC	43,301	3,728
Funds - listed in mainland, PRC	12,861	5,057
Warrants - listed in mainland, PRC	57	4

Subtotal	63,103	11,083

Unlisted equity securities in PRC
Funds	32,390	28,465

Total	453,391	295,102

As at 31 December 2006, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB260,289 million (31 December 2005: RMB184,913 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS (continued)

9.5	Term deposits

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Maturing:
Within one year	57,930	10,563
After one year but within five years	111,901	147,504
After five years but within ten years	3,421	3,502
After ten years	2,224	3,300

Total	175,476	164,869

Included in term deposits are structured deposits of RMB4,646 million (31 December 2005: RMB4,802 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

9.6	Statutory deposits – restricted

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Contractually maturing:
After one year but within five years	5,353	5,353

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by the CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

As at 31 December 2006, the Company’s statutory deposits are 20% of its registered capital of RMB26,765 million prior to the shares issued in the December’s initial public offering of A shares. The A shares issued in that offering are in the process of registration with the statutory authorities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

9	FINANCIAL ASSETS (continued)

9.7	Accrued investment income

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Term deposits	3,259	2,983
Debt securities	5,008	3,805
Others	194	25

Total	8,461	6,813

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Current	8,439	6,802
Non-current	22	11

Total	8,461	6,813

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the surrender value before surrender charges that the Group is required to pay if such payment is immediately demanded by the holders of investment contracts.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Debt securities	369,631	267,042
Equity securities	95,493	39,548
Term deposits (excluding structured deposits)	170,830	160,067
Structured deposits	4,419	4,538
Statutory deposits - restricted	5,353	5,353
Policy loans	2,371	981
Cash and cash equivalents	50,213	28,051
Long-term investment type insurance contracts	(276,241)	(219,973)
Investment contracts with DPF	(39,575)	(35,039)
Investment contracts without DPF	(2,459)	(1,673)
Securities sold under agreements to repurchase	(8,227)	(4,731)

	Carrying value
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Debt securities	357,898	255,554
Equity securities	95,493	39,548
Term deposits (excluding structured deposits)	170,830	160,067
Structured deposits	4,646	4,802
Statutory deposits - restricted	5,353	5,353
Policy loans	2,371	981
Cash and cash equivalents	50,213	28,051
Long-term investment type insurance contracts	(282,672)	(237,001)
Investment contracts with DPF	(45,998)	(42,230)
Investment contracts without DPF	(2,614)	(1,872)
Securities sold under agreements to repurchase	(8,227)	(4,731)

11	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

12	REINSURANCE ASSETS

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Claims recoverable from reinsurers (Note 14)	15	106
Ceded unearned premiums (Note 14)	60	291
Long-term traditional insurance contracts ceded (Note 14)	704	674
Due from reinsurance companies	207	111

Total	986	1,182

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Current	282	508
Non-current	704	674

Total	986	1,182

13	OTHER ASSETS

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Due from CLIC (Note 29(c))	996	851
Deposit on fund units pending issuance/receivable on funds redeemed	135	176
Advances	102	83
Others	979	348

Total	2,212	1,458

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Current	1,650	1,333
Non-current	562	125

Total	2,212	1,458

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

14	INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities, including corporate bonds, subordinated bonds/debts, longer duration debt securities and equity securities. The assumed rate of investment return and provision for adverse deviation used are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
Prior to 2003	3.80% - 5.00%	0.25% - 0.50%
2003	3.65% - 5.00%	0.25% - 0.50%
2004	3.70% - 5.17%	0.25% - 0.50%
2005	4.00% - 5.20%	0.25% - 0.50%
2006	4.60% - 5.40%	0.25% - 0.60%

(ii) Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 - 17.5	1.65% - 2.55%	17.5	1.65%
2005	14.5 - 19.5	1.50% - 1.80%	4.0	1.30%
2006	15.0 - 22.0	1.60% - 1.85%	6.5	1.50%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

14	INSURANCE CONTRACTS (continued)

(a) Process used to decide on assumptions (continued)

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

(b) Net liabilities of insurance contracts and investment contracts

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Gross
Short term insurance contracts
– claims and claim adjustment expenses	2,498	1,784
– unearned premiums	5,346	5,147
Long-term traditional insurance contracts	172,875	124,656
Long-term investment type insurance contracts	282,672	237,001
Investment contracts
– with DPF	45,998	42,230
– without DPF	2,614	1,872

Total, gross	512,003	412,690

Recoverable from reinsurers
Short-term insurance contracts
– claims and claim adjustment expenses (Note 12)	(15)	(106)
– unearned premiums (Note 12)	(60)	(291)
Long-term traditional insurance contracts (Note 12)	(704)	(674)

Total, ceded	(779)	(1,071)

Net
Short term insurance contracts
– claims and claim adjustment expenses	2,483	1,678
– unearned premiums	5,286	4,856
Long-term traditional insurance contracts	172,171	123,982
Long-term investment type insurance contracts	282,672	237,001
Investment contracts
– with DPF	45,998	42,230
– without DPF	2,614	1,872

Total, net	511,224	411,619

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

14	INSURANCE CONTRACTS (continued)

(c) Claims incurred ratio

	2006	2005	2004
	RMB million	RMB million	RMB million
Claims incurred-net	6,999	6,847	6,418
Claims incurred ratio	66%	68%	69%

(d) Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2006	2005
	RMB million	RMB million
-Notified claims	638	651
-Incurred but not reported	1,146	564

Total as at 1 January - Gross	1,784	1,215

Cash paid for claims settled in year
- Cash paid for current year claims	(4,346)	(4,962)
- Cash paid for prior year claims	(2,149)	(1,975)
Claims incurred in year
- Claims arising in current year	6,771	6,653
- Claims arising in prior year	438	853

Total as at 31 December - Gross	2,498	1,784

Notified claims	487	638
Incurred but not reported	2,011	1,146

Total as at 31 December - Gross	2,498	1,784

The table below presents movement of unearned premium reserves:

	2006 RMB million			2005 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
At as 1 January	5,147	(291)	4,856	5,212	(571)	4,641
Changes in the year	199	231	430	(65)	280	215

At as 31 December	5,346	(60)	5,286	5,147	(291)	4,856

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

14	INSURANCE CONTRACTS (continued)

(e) Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

RMB million
As at 1 January 2006	124,656
Valuation premium	54,764
Liabilities released for death or other termination and related expenses	(13,169)
Accretion of interest	5,634
Other movements	990

As at 31 December 2006	172,875

As at 1 January 2005	89,698
Valuation premium	42,271
Liabilities released for death or other termination and related expenses	(11,486)
Accretion of interest	3,880
Other movements	293

As at 31 December 2005	124,656

(f) Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

RMB million
As at 1 January 2006	237,001
Deposits received	70,472
Deposits withdrawn	(24,667)
Fees deducted from account balances	(6,520)
Interest credited	6,386

As at 31 December 2006	282,672

As at 1 January 2005	191,885
Deposits received	62,945
Deposits withdrawn	(17,011)
Fees deducted from account balances	(5,712)
Interest credited	4,894

As at 31 December 2005	237,001

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

15	DEFERRED INCOME

The table below presents movement of deferred income:

	2006	2005
	RMB million	RMB million
As at 1 January	34,631	27,603
Change in the year	6,740	7,028

As at 31 December	41,371	34,631

Deferred income excluding unrealised gains	46,730	35,116
Deferred income recognised in unrealised gains	(5,359)	(485)

Total deferred income	41,371	34,631

16	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2006	2005
	RMB million	RMB million
As at 1 January	44,102	34,111
Deposits received	20,969	23,001
Deposits withdrawn	(16,878)	(13,612)
Policy fees deducted from account balances	(577)	(371)
Interest credited	996	973

As at 31 December	48,612	44,102

Investment contracts
- with DPF	45,998	42,230
- without DPF	2,614	1,872

Total	48,612	44,102

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Maturing:
Within thirty days	8,202	4,131
After thirty but within ninety days	25	—
After ninety days	—	600

Total	8,227	4,731

The carrying values of debt securities and term deposits pledged as collateral are as follows:
	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Term deposits pledged	—	600
Debt securities pledged	8,351	4,131

Total	8,351	4,731

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

18	OTHER LIABILITIES

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Salary and staff welfare payable	1,805	1,533
Commission and brokerage payable	1,025	997
Agent deposits	554	498
Tax payable	299	183
Payable to constructors	249	115
Stock appreciation rights(Note 27)	444	—
Others	957	780

Total	5,333	4,106

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Current	5,248	4,106
Non-current	85	—

Total	5,333	4,106

19	STATUTORY INSURANCE FUND

The Group is subject to statutory insurance fund at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life with guaranteed return and long-term health policies and long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund reaches 1% of the Group’s total assets, no additional provision of statutory insurance fund is required.

20	NET INVESTMENT INCOME

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Debt securities	12,384	8,429	3,720
Term deposits and cash and cash equivalents	8,207	7,903	6,744
Equity securities	4,662	494	646
Policy loans	80	22	11
Securities purchased under agreements to resell	23	3	253

Subtotal	25,356	16,851	11,374

Securities sold under agreements to repurchase	(270)	(70)	(10)
Investment expenses	(144)	(96)	(47)

Total	24,942	16,685	11,317

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

21	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS/NET REALISED GAINS/(LOSSES) ON INVESTMENTS

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Debt securities
Gross realised gains	20	158	18
Gross realised losses	(26)	(5)	(15)
Impairments	—	(92)	(320)

Subtotal	(6)	61	(317)

Equity securities
Gross realised gains	1,601	143	97
Gross realised losses	—	(63)	(17)
Impairments	—	(651)	—

Subtotal	1,601	(571)	80

Total	1,595	(510)	(237)

The proceeds from sales of available-for-sale securities/non-trading securities and the gross realised gains/(losses) for the years ended 31 December 2006, 2005 and 2004 were as follow:

	2006	2005	2004
	RMB million	RMB million	RMB million
Proceeds from sales of available-for-sale securities	49,902	59,806	26,160
Gross realised gains	1,621	301	127
Gross realised losses	(26)	(68)	(32)

22	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)/NET UNREALISED GAINS/(LOSSES) ON TRADING SECURITIES

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Debt securities	305	88	11
Equity securities	19,739	172	(1,072)

Total	20,044	260	(1,061)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

23	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

For the year ended 31 December 2004
Life insurance death and other benefits	6,816	—	6,816
Accident and health claims and claim adjustment expenses	7,469	(1,051)	6,418
Increase in long-term traditional insurance contracts	25,361	—	25,361
Interest credited to long-term investment type insurance contracts	3,704	—	3,704

Total insurance benefits and claims	43,350	(1,051)	42,299

24	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Salary and welfare	4,197	3,118	2,827
Housing benefits	256	251	199
Contribution to the defined contribution pension plan	358	342	295
Depreciation	848	884	746
Loss on disposal of property, plant and equipment	—	7	5
Exchange loss	639	639	59

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

25	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Current taxation - enterprises income tax	858	772	79
Deferred taxation	4,696	1,373	2,201

Taxation charges	5,554	2,145	2,280

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Net profit before income tax expenses	25,605	11,510	9,503

Tax computed at the statutory tax rate of 33%	8,450	3,798	3,136
Non-taxable income	(3,250)	(1,763)	(923)
Additional tax liability from expenses not deductible for tax purposes	354	110	67

Income taxes at effective tax rate	5,554	2,145	2,280

Non-taxable income includes mainly interest income from government bonds. Expenses not deductible for tax purposes include mainly salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(c)	As at 31 December 2006, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2006	2005
	RMB million	RMB million
As at 1 January	7,982	4,371
Deferred taxation charged to income statement	4,696	1,373
Deferred taxation charged to equity	6,344	2,238

As at 31 December	19,022	7,982

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities prior to offsetting during the year is as follows:

Deferred tax	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2005	3,952	(9)	1,989	(10,819)	516	(4,371)
(Charged) / credited to income statement	(34)	167	801	(2,101)	(206)	(1,373)
(Charged) / credited to equity	(303)	—	(2,401)	466	—	(2,238)

As at 31 December 2005	3,615	158	389	(12,454)	310	(7,982)

As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged) / credited to income statement	1,900	500	(5,097)	(1,865)	(134)	(4,696)
(Charged) / credited to equity	536	—	(8,255)	1,375	—	(6,344)

As at 31 December 2006	6,051	658	(12,963)	(12,944)	176	(19,022)

	As at 31 December
	2006	2005
	RMB million	RMB million
Deferred tax assets:
-deferred tax asset to be recovered after more than 12 months	8,094	3,697
-deferred tax asset to be recovered within 12 months	1,405	775

Subtotal	9,499	4,472

Deferred tax liabilities:
-deferred tax liability to be settled after more than 12 months	(28,169)	(12,255)
-deferred tax liability to be settled within 12 months	(352)	(199)

Subtotal	(28,521)	(12,454)

Total net deferred income tax liabilities	(19,022)	(7,982)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

26	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2006 are based on the weighted average number of 26,777,033,767 ordinary shares (for the year ended 31 December 2005: 26,764,705,000).

27	STOCK APPRECIATION RIGHTS

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The stock appreciation rights of 1.56 million units were exercised and no unit was forfeited or expired in 2006. As at 31 December 2006, there are 55.71 million units outstanding and 17.05 million units exercisable.

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 37% to 47%, an expected dividend yield of no higher than 0.2% and risk-free interest rates from 3.5% to 3.6%.

The Company recognised compensation cost of RMB444 million in 2006, consisting of RMB431 million and RMB13 million included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at 31 December 2006. The unrecognised compensation cost of outstanding units is approximately RMB761 million as at 31 December 2006, which is expected to be recognised within the next 2 years.

On 29 December 2006, another award of stock appreciation rights was approved in principle by the Board of Directors of the Company. The exercise price of the award is the average closing price of shares in the five trading days prior to 1 January 2007. As at 31 December 2006, the recipients and quantities of the award are still to be determined and are subject to further approval.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

28	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2006, a final dividend of RMB0.05 per ordinary share totalling RMB1,338 million in respect of the year ended 31 December 2005 was declared and was paid in July 2006. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2006.

Pursuant to a resolution passed at the meeting of the Board of Directors on 17 April 2007, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2006 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2006.

29	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2006:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company

Guangdong Development Bank	An associate of the Company

China Life Property & Casualty Insurance Company Limited	An associate of the Company

China Life Franklin Asset Management Co., Limited (formerly “China Life Asset Management (Hong Kong) Company Limited”)	A subsidiary of a subsidiary of the Company

Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with AMC, CLIC and its subsidiaries

The following table summarises significant recurring transactions carried out by the Group with AMC, CLIC and its subsidiaries for the year ended 31 December 2006.

		For the year ended 31 December
	Note	2006	2005	2004
		RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,555	1,567	1,667
Asset management fee earned from CLIC	(ii)	84	84	73
Rewards from CLIC for non-transferred policies	(iii)	177	—	—
Non-performing assets management fee earned from CLIC		—	11	13
Property leasing expense charged by CLIC	(iv)	168	335	335
Dividends to CLIC		966	—	—
Rentals, deposits and project payments to Zhongbaoxin	(v)	36	—	—
Transaction with AMC
Asset management fee expense charged by AMC	(ii)	283	239	139

Note:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into a Policy Management Agreement on 30 September 2003 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated income statement. On 24 December 2005, the Company and CLIC have entered into the Renewed Policy Management Agreement. There is no significant change in respect of relevant terms and conditions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with AMC, CLIC and its subsidiaries (continued)

(ii)	On 30 November 2003, CLIC and the Company separately entered into asset management agreements with China Life Insurance Asset Management Company Limited (“AMC”), the Company’s 60% owned subsidiary. The terms of the two agreements are the same. Under the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC and the Company on a discretionary basis, subject to the investment guidelines and instructions given by them. In consideration of its services provided under the agreement, CLIC and the Company agreed to pay AMC a monthly service fee.

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

On 29 December 2005, the Company and the AMC entered into the renewed Company asset management agreement. Under the new agreement, the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees under the renewed Company asset management agreement were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the representation of the service fee rates under the renewed CLIC asset management agreement and the renewed Company asset management agreement is different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

The asset management fee charged to the Company by AMC is eliminated through the consolidated income statement.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with AMC, CLIC and its subsidiaries (continued)

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2006 a fee income of RMB177 million from CLIC as the reward for such non-transferable policies.

(iv)	The Company has entered into a property leasing agreement with CLIC on 30 September 2003, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. On 23 December 2005, the Company and CLIC have entered into the Renewed Property Leasing Agreement, which expired on 31 December 2006 and subject to renewal. On 4 January 2007, the Company and CLIC have entered into the Renewed Property Leasing Agreement, which will expire on 31 December 2009 and subject to renewal. There is no significant change in respect of relevant terms and conditions.

(v)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(c)	Amounts due from / to CLIC and its subsidiaries

The following table summarises the resulting balance due from and to CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms.

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Amount due from CLIC (Note 13)	996	851
Amount due to CLIC	(3)	(20)
Amount due from Zhongbaoxin	1	1

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management compensation

	For the year ended 31 December
	2006	2005	2004
	RMB million	RMB million	RMB million
Salaries and other short-term employee benefits	12	7	5
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—
Share-based payments	—	—	—

Total	12	7	5

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 31 December 2006, more than 70% (as at 31 December 2005: more than 63%) of bank deposits were with state-owned banks; approximately 95% (as at 31 December 2005: approximately 94%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the year ended 31 December 2006, more than 71% (for the year ended 31 December 2005: more than 82%) of the group insurance business of the Group were with state-owned enterprises; approximately 89% (for the year ended 31 December 2005: approximately 88%) of bank assurance brokerage charges of RMB 1,989 million (for the year ended 31 December 2005: RMB3,144 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 70% (for the year ended 31 December 2005: more than 63%) of bank deposit interest income were from state-owned banks.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

30	SHARE CAPITAL

	As at 31 December 2006		As at 31 December 2005
	No. of shares	RMB million	No. of shares	RMB million
Registered, issued and fully paid Ordinary shares of RMB1 each	26,764,705,000	26,765	26,764,705,000	26,765
New Shares issued	1,500,000,000	1,500	—	—

Total	28,264,705,000	28,265	26,764,705,000	26,765

As at 31 December 2006, the Company’s share capital after the new share issued is as follows:

	As at 31 December 2006
	No. of shares	RMB million
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are only traded on the Stock Exchange of Hong Kong. 600,000,000, 300,000,000 and 600,000,000 shares of newly issued domestic listed shares may only be traded on the Shanghai Stock Exchange since 9 January 2007, 9 April 2007 and 9 January 2008, respectively. The shares owned by CLIC are not transferable until 11 January 2010.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

31	RESERVES

	Additional paid in capital	Unrealised gains/(losses)	Reserve fund	Total
	RMB million	RMB million	RMB million	RMB million
			(a)
As at 1 January 2004	34,776	(778)	53	34,051
Unrealised losses, net of tax
- arising from available-for-sale securities during the period	—	(2,902)	—	(2,902)
- reclassification adjustment for losses included in income statement	—	61	—	61
- impact from available-for-sale securities on other assets and liabilities	—	(236)	—	(236)
Appropriation to reserve fund	—	—	599	599

Change in the year	—	(3,077)	599	(2,478)

As at 31 December 2004	34,776	(3,855)	652	31,573

Unrealised gains, net of tax
- arising from available-for-sale securities during the period	—	4,977	—	4,977
- reclassification adjustment for gains included in income statement	—	(103)	—	(103)
- impact from available-for-sale securities on other assets and liabilities	—	(332)	—	(332)
Appropriation to reserve fund	—	—	1,110	1,110

Change in the year	—	4,542	1,110	5,652

As at 31 December 2005	34,776	687	1,762	37,225

Issue of shares	26,820	—	—	26,820
Share issue expenses	(510)	—	—	(510)
Unrealised gains, net of tax
- arising from available-for-sale securities during the period	—	16,812	—	16,812
- reclassification adjustment for gains included in income statement	—	(77)	—	(77)
- impact from available-for-sale securities on other assets and liabilities	—	(3,876)	—	(3,876)
Appropriation to reserve fund	—	—	974	974

Change in the year	26,310	12,859	974	40,143

As at 31 December 2006	61,086	13,546	2,736	77,368

(a)	Under relevant PRC law, the Group is required to transfer 10% of its net profit to statutory reserve fund. The Group appropriated 10% of net profit to statutory reserve fund for the year ended 31 December 2006.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits means the Group’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Group is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB14,167 million as at 31 December 2006. (as at 31 December 2005: RMB6,878 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

32	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Pending lawsuits (b)	54	31

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January, 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.
(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

33	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Contracted but not provided for	990	121

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB50 million was paid to the fund on 25 December 2006. The remaining RMB455 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
Land and buildings
Not later than one year	242	250
Later than one year but not later than five years	386	248
Later than five years	50	23

Total	678	521

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2006 was RMB391 million (for the year ended 31 December 2005: RMB409 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

34	SUBSEQUENT EVENTS

(a) Related party transactions

On 4 January 2007, the Company signed an agreement with CLIC to purchase Property, plant and equipment with a total capital expenditure of RMB488 million, based on appraisal value.

As approved by CIRC, the Company entered an agreement with CLIC and AMC to establish China Life Pension Company Limited with a total paid-in capital of RMB600 million. The Company, CLIC and AMC owns 55%, 25% and 20% of China Life Pension Company Limited, respectively. China Life Pension Company Limited was incorporated on 15 January 2007. The Group holds directly and indirectly 75% of the share capital.

(b) Change of PRC enterprise income tax rate

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008. Since determination of deferred tax assets and deferred tax liabilities is at the statutory tax rate effective for the periods over which deferred tax assets are recovered and deferred tax liabilities are discharged, the change on statutory tax rate will affect the carrying amount of the Group’s deferred tax liabilities. As at the date that these consolidated financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued by the State Council, concerning uncertain items of statutory tax rate effective in the accounting periods beginning on or after in 1 January 2008, determination of taxable income, preferential tax rates as well as tax incentives and accompanying transitional means in force. Consequently, the Group is not in a position to reasonably assess the impact, if any, on the carrying amount of deferred tax liabilities as at 31 December 2006. The Group will continue to evaluate the impact on results of operations and financial position as more detailed regulations are announced.

35	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

36	RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS. There are no material differences between HKFRS and US GAAP that had an effect on net profit for the years ended 31 December 2006, 2005 and 2004 and shareholders’ equity as at 31 December 2006 and 2005.

(b)	Statutory Information

	As at 31 December
	2006	2005
	RMB million	RMB million
Actual solvency margin	96,297	59,561
Minimum solvency margin	27,549	21,782
Solvency ratio	350%	273%

According to CIRC Order [2003] No.1, all insurance companies have to report their actual solvency margin (i.e. admitted statutory capital and surplus) to the CIRC at the end of each fiscal year. The solvency ratio is computed by dividing the actual solvency margin by the minimum solvency margin (i.e. minimum statutory capital and surplus necessary to satisfy regulatory requirement). CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends.

(c)	Disclosures about available-for-sale securities in an unrealised loss position

		As at 31 December 2006
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government	Fair value	22,050	1,198	7,149	30,397
bonds	Unrealised losses	(362)	(15)	(192)	(569)
Government	Fair value	15,471	1,265	1,497	18,233
agency bonds	Unrealised losses	(180)	(41)	(22)	(243)
Corporate	Fair value	13,502	6,605	566	20,673
bonds	Unrealised losses	(240)	(234)	(13)	(487)
Subordinate	Fair value	2,329	—	—	2,329
bonds/debts	Unrealised losses	(37)	—	—	(37)
Equity securities	Fair value	1,273	—	—	1,273
	Unrealised losses	(136)	—	—	(136)

Total temporarily	Fair value	54,625	9,068	9,212	72,905

impaired securities	Unrealised losses	(955)	(290)	(227)	(1,472)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

36	RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities in an unrealised loss position (continued)

		As at 31 December 2005
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government	Fair value	12,861	—	6,874	19,735
bonds	Unrealised losses	(236)	—	(179)	(415)
Government	Fair value	16,008	—	1,871	17,879
agency bonds	Unrealised losses	(385)	—	(73)	(458)
Corporate	Fair value	75	17	775	867
bonds	Unrealised losses	(4)	(1)	(9)	(14)
Subordinate	Fair value	291	—	—	291
bonds/debts	Unrealised losses	(22)	—	—	(22)
Equity securities	Fair value	3,267	1,696	—	4,963
	Unrealised losses	(58)	(95)	—	(153)

Total temporarily	Fair value	32,502	1,713	9,520	43,735

impaired securities	Unrealised losses	(705)	(96)	(261)	(1,062)

Available-for-sale securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2006 was greater than their fair value, resulting in an unrealised loss. Unrealised losses in respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 163 debt securities positions and 23 equity securities positions were in an unrealised loss position at 31 December 2006 of which 130 debt securities and 23 equity securities positions were in a continuous loss position for less than 6 months, 74 debt securities position for more than 6 months but less than 12 months and 16 debt securities positions for more than 12 months.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

36	RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Comprehensive income

	2006	2005	2004
	RMB million	RMB million	RMB million
Net profit attributable to shareholders of the Company	19,956	9,306	7,171
Total other comprehensive income, unrealised gains/(losses), net of tax (Note 31)	12,859	4,542	(3,077)

Total comprehensive income	32,815	13,848	4,094

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2006

36	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(e)	Recently issued US accounting standards

On 19 September 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for the Group’s fiscal year ending December 31,2007. The Group is currently assessing the impact of SOP05-1 on the Group’s consolidated financial position and results of operations.

On 16 February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows the Group to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. FAS 155 is effective for the Group’s fiscal year ending December 31 2007. The Group considered the effects of adopting FAS 155 and does not expect it to have a material impact on its consolidated financial statements.

On 13 July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The cumulative effect of adopting FIN 48 is to be recorded as an adjustment to opening retained earnings in the period of adoption. FIN 48 is effective for the Group’s fiscal year ending December 31, 2007. The Group is currently assessing the impact of FIN 48 on the Group’s consolidated financial position and results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group is currently assessing the impact of FAS 157 on the Group’s consolidated financial position and results of operations.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group is currently assessing the impact of FAS 159 on the Group’s consolidated financial position and results of operations.