Form 20-F
period 2007-12-31
CHINA LIFE INSURANCE CO LTD
filed 2008-04-25
CIK 1268896

As filed with the Securities and Exchange Commission on April 25, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares	New York Stock Exchange
H shares, par value RMB1.00 per share	New York Stock Exchange*
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing 15 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s class of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. Since January 9, 2007, A shares have been listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CHINA LIFE INSURANCE COMPANY LIMITED

i

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

CERTAIN TERMS AND CONVENTIONS

Conventions

References in this annual report to “we”, “us”, “our” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean, prior to the restructuring described below, China Life Insurance Company and, as the context may require, its subsidiaries, and subsequent to the restructuring, China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life. References in this annual report to “AMC” mean China Life Insurance Asset Management Company Limited, the asset management joint venture established by us with CLIC on November 23, 2003. References to “CLPCIC” mean China Life Property and Casualty Insurance Company Limited, the property and casualty joint venture established by us with CLIC on December 30, 2006. References to “China Life Pension” mean China Life Pension Company Limited established by us, CLIC and AMC on January 15, 2007.

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2005, the China Insurance Yearbook 2006, the China Insurance Yearbook 2007, and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS or U.S. GAAP.

References to “A share offering” mean the 1,500,000,000 ordinary domestic shares which were newly issued by us on December 26, 2006 and offered to strategic, institutional and public investors as approved by the CSRC. References to “CLIC A shares” mean the 19,323,530,000 ordinary domestic shares held by CLIC prior to the A share offering, which have been registered with the China Securities Depository and Clearing Corporation Limited as circulative A shares with restrictive trading following the A share offering. CLIC has undertaken that for a period of 36 months commencing on January 9, 2007, it will not transfer or put on trust the CLIC A shares held by it or allow such CLIC A shares to be repurchased by China Life. References to “A shares” mean the RMB ordinary shares listed on the SSE, which include the CLIC A shares and the 1,500,000,000 ordinary domestic shares issued pursuant to the A share offering. A shares have been listed on the SSE since January 9, 2007.

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC, which assumed the regulatory functions of the former Ministry of Foreign Trade and Economic Cooperation of the PRC, or “MOFTEC”. References to “CSRC” mean the China Securities Regulatory Commission. References to “PBOC” mean the People’s Bank of China. References to “SAFE” mean the State Administration of Foreign Exchange.

References to “effective date” mean June 30, 2003, the effective date of the restructuring under the restructuring agreement between CLIC and us.

References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean New York Stock Exchange. References to “SSE” or “Shanghai Stock Exchange” mean the Shanghai Stock Exchange.

References to “Renminbi” or “RMB” in this annual report mean the currency of the PRC, references to “U.S. dollars” or “US$” mean the currency of the United States of America, and references to “Hong Kong dollars”, “H.K. dollars” or “HK$” mean the currency of the Hong Kong Special Administrative Region of the PRC.

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean the financial reporting standards in Hong Kong, which are effective for accounting periods commencing on or after January 1, 2005, and references to “PRC GAAP” mean the PRC Accounting Standards for Business Enterprises (2006) applicable to companies listed in the PRC, which are effective for accounting periods commencing on or after January 1, 2007. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with HKFRS.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 7.2946, the noon buying rate in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007. The noon buying rate on April 23, 2008 on this basis was RMB 6.9895 to US$1.00. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2007 or at all.

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

ITEM 3. KEY INFORMATION.

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2005, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this annual report. For consolidated financial information as of and for the years ended December 31, 2003 and 2004, we derived the information from our audited consolidated financial statements not included in this annual report. As described below, the financial statements as of and for the year ended December 31, 2003 present the results of CLIC for the nine-month period ended September 30, 2003 together with our results for the three-month period ended December 31, 2003.

For a reconciliation of our consolidated net profit and consolidated shareholders’ equity to U.S. GAAP, see Note 35 of the notes to the consolidated financial statements included elsewhere in this annual report.

We were formed on June 30, 2003 in connection with CLIC’s restructuring. In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies as the “transferred policies”. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the restructuring. The restructuring was effected through a restructuring agreement entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003. Pursuant to PRC law and the restructuring agreement, the transferred policies were transferred to us as of June 30, 2003; however, for accounting purposes, the restructuring is treated as having occurred on September 30, 2003, the date of which all of the assets to be transferred were specifically identified. Therefore, for accounting purposes, our financial statements reflected a deemed distribution of assets to CLIC and deemed assumption of liabilities by CLIC as of September 30, 2003. To give effect to the restructuring agreement, the results of operations attributable to the timing difference between the effectiveness of the restructuring under the PRC law and the effectiveness of the restructuring for accounting purposes are reflected as a capital contribution from CLIC to us as of October 1, 2003. The business constituted by the policies and assets transferred to us and the obligations and liabilities assumed by us and the business constituted by the policies, assets, obligations and liabilities retained by CLIC were, prior to the restructuring, under common management from a number of significant aspects. Therefore, our consolidated balance sheet data and consolidated income statement as of and for the year ended December 31, 2003 reflect the restructuring as having occurred on September 30, 2003.

You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the year ended December 31,
Consolidated Income Statement Data	2003(1)	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
HKFRS
Revenues
Gross written premiums and policy fees	69,334	66,257	81,022	99,417	111,886	15,338
Less: premiums ceded to reinsurers	(1,571)	(1,182)	(769)	(140)	(85)	(12)

Net written premiums and policy fees	67,763	65,075	80,253	99,277	111,801	15,327
Net change in unearned premium reserves	(547)	(67)	(215)	(430)	(397)	(54)

Net premiums earned and policy fees	67,216	65,008	80,038	98,847	111,404	15,272

Net investment income	9,825	11,317	16,685	24,942	44,020	6,035
Net realized gains/(losses) on financial assets	—	—	(510)	1,595	15,385	2,109
Net realized gains/(losses) on investments	868	(237)	—	—	—	—
Net fair value gains on assets at fair value through income (held-for-trading)	—	—	260	20,044	18,843	2,583
Net unrealized gains/(losses) on trading assets	247	(1,061)	—	—	—	—
Other income	727	1,779	1,739	1,883	1,720	236

Total revenues	78,883	76,806	98,212	147,311	191,372	26,235

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(8,570)	(6,816)	(8,311)	(10,797)	(17,430)	(2,389)
Accident and health claims and claim adjustment expenses	(4,882)	(6,418)	(6,847)	(6,999)	(6,343)	(870)
Increase in long-term traditional insurance contracts liabilities	(39,966)	(25,361)	(33,977)	(44,238)	(45,334)	(6,215)
Interest credited to long-term investment type insurance contracts	(6,811)	(3,704)	(4,894)	(6,386)	(7,181)	(984)
Interest credited to investment contracts	(449)	(616)	(973)	(996)	(1,138)	(156)
Increase in deferred income	(5,942)	(7,793)	(8,521)	(11,607)	(9,859)	(1,352)
Policyholder dividends resulting from participation in profits	(1,207)	(2,048)	(5,359)	(17,617)	(29,251)	(4,010)
Amortization of deferred policy acquisition costs	(5,023)	(6,263)	(7,766)	(10,259)	(13,461)	(1,845)
Underwriting and policy acquisition costs	(1,294)	(1,472)	(1,845)	(2,415)	(2,725)	(374)
Administrative expenses	(6,862)	(6,585)	(7,237)	(9,339)	(11,798)	(1,617)
Other operating expenses	(872)	(131)	(798)	(859)	(1,651)	(226)
Interest expense on bank borrowings	(7)	—	—	—	—	—
Statutory insurance fund	(85)	(96)	(174)	(194)	(219)	(30)

Total benefits, claims and expenses	(81,970)	(67,303)	(86,702)	(121,706)	(146,390)	(20,068)

Share of results of associates	—	—	—	—	409	56
Net profit/(loss) before income tax expense	(3,087)	9,503	11,510	25,605	45,391	6,223
Income tax expense	(1,180)	(2,280)	(2,145)	(5,554)	(6,331)	(868)
Net profit/(loss)	(4,267)	7,223	9,365	20,051	39,060	5,355
Attributable to:
—Shareholders of the Company	(4,252)	7,171	9,306	19,956	38,879	5,330
—Minority interest	(15)	52	59	95	181	25
Basic and diluted earnings/(loss) per share(2)	(0.21)	0.27	0.35	0.75	1.38	0.19

Dividends	—	—	1,338	3,957	11,871	1,627

	For the year ended December 31,
Consolidated Income Statement Data	2003(1)	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
U.S. GAAP
Revenues	78,883	76,806	98,212	147,311	191,372	26,235
Net profit/(loss) attributable to shareholders of the Company	(1,287)	7,171	9,306	19,956	43,625	5,980
Net profit/(loss) per share(2)	(0.06)	0.27	0.35	0.75	1.54	0.21
Net profit/(loss) per ADS(2)	(2.54)	10.72	13.91	N/A	N/A	N/A
Net profit/(loss) per ADS(3)	(0.95)	4.02	5.22	11.18	23.15	3.17

(1)	Includes, through September 30, 2003, the assets, liabilities and operations retained by CLIC.

(2)	The 20,000,000,000 shares issued to CLIC in the restructuring have been given retroactive treatment for purposes of computing per share and per ADS amounts. Numbers for the year ended December 31, 2003 and the years ended December 31, 2004 and December 31, 2005 are based on the weighted average number of 20,249,798,526 shares and 26,764,705,000 shares, respectively, in issue during such years. Numbers for the years ended December 31, 2006 and December 31, 2007 are based on the weighted average number of 26,777,033,767 shares and 28,264,705,000 shares, respectively, in issue during such years. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.

(3)	The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006. Accordingly, we have also calculated retroactively the net profit/(loss) per ADS based on each ADS representing 15 H shares for purposes of comparison.

	As of December 31,
Consolidated Balance Sheet Data	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
HKFRS
Assets
Property, plant and equipment	12,008	12,250	12,710	14,565	16,771	2,299
Deferred policy acquisition costs	24,868	32,787	37,741	39,230	40,851	5,600
Investments in associates	—	—	—	6,071	6,450	884

Financial assets
Debt securities	70,604	150,234	255,554	357,898	443,181	60,755
Equity securities	10,718	17,271	39,548	95,493	195,147	26,752
Term deposits	137,192	175,498	164,869	175,476	168,594	23,112
Statutory deposits—restricted	4,000	4,000	5,353	5,353	5,773	791
Loans	116	391	981	2,371	7,144	979
Securities purchased under agreements to resell	14,002	279	—	—	5,053	693
Accrued investment income	2,875	5,084	6,813	8,461	9,857	1,351
Premiums receivables	2,801	3,912	4,959	6,066	6,218	852
Reinsurance assets	997	1,297	1,182	986	966	132
Other assets	5,923	3,451	1,458	2,212	2,382	327
Cash and cash equivalents	42,616	27,217	28,051	50,213	25,317	3,471

Total assets	328,720	433,671	559,219	764,395	933,704	127,999

	As of December 31,
Consolidated Income Statement Data	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Liabilities and equity
Liabilities
Insurance Contracts
Long-term traditional insurance contracts	63,965	89,698	124,656	172,875	218,165	29,908
Long-term investment type insurance contracts	135,982	191,885	237,001	282,672	284,588	39,014
Short-term insurance contracts
—Reserves for claims and claim adjustment expenses	814	1,215	1,784	2,498	2,391	328
—Unearned premium reserves	5,382	5,212	5,147	5,346	5,728	785
Deferred income	18,753	27,603	34,631	41,371	48,308	6,622
Financial liabilities
Investment contracts
—with discretionary participation feature (DPF)	16,720	32,476	42,230	45,998	49,068	6,727
—without DPF	2,029	1,635	1,872	2,614	2,234	306
Securities sold under agreements to repurchase	6,448	—	4,731	8,227	100	14
Policyholder dividends payable	1,916	2,037	6,204	26,057	58,344	7,998
Annuity and other insurance balances payable	638	2,801	4,492	8,891	14,111	1,934
Premiums received in advance	2,407	2,447	2,951	2,329	2,201	302
Other liabilities	6,732	4,922	4,106	5,333	8,870	1,216
Deferred tax liabilities	3,686	4,371	7,982	19,022	24,786	3,398
Current income tax liabilities	159	38	525	843	8,312	1,139
Statutory insurance fund	333	429	98	114	122	17

Total liabilities	265,964	366,769	478,410	624,190	727,328	99,708

Shareholders’ equity
Share Capital	26,765	26,765	26,765	28,265	28,265	3,875
Reserves	34,051	31,573	37,225	77,368	114,825	19,854
Retained earnings	1,620	8,192	16,388	34,032	62,410	8,556

Total shareholders’ equity	62,436	66,530	80,378	139,665	205,500	28,172

Minority interest	320	372	431	540	876	120

Total equity	62,756	66,902	80,809	140,205	206,376	28,292

Total liabilities and equity	328,720	433,671	559,219	764,395	933,704	127,999

U.S. GAAP
Total assets	328,720	433,671	559,219	764,395	933,704	127,999
Total liabilities	265,964	366,769	478,410	624,190	727,328	99,708
Shareholders’ equity	62,436	66,530	80,378	139,665	205,500	28,172

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 7.2946 to US$1.00, the noon buying rate on December 31, 2007 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

Until July 20, 2005, the PBOC had set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The PBOC also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

The noon buying rates in The City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were US$1.00 to RMB 6.9895 and US$1.00 to HK$7.7963, respectively, on April 23, 2008. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	Noon buying rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2007	7.5158	7.4682	7.7694	7.7497
November 2007	7.4582	7.3800	7.7890	7.7573
December 2007	7.4120	7.2946	7.8073	7.7879
January 2008	7.2946	7.1818	7.8107	7.7961
February 2008	7.1973	7.1100	7.8012	7.7807
March 2008	7.1110	7.0105	7.7897	7.7642
April 2008 (through April 23, 2008)	7.0185	6.9840	7.7963	7.7863

The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2003, 2004, 2005, 2006, 2007 and 2008 (through April 23, 2008) (calculated by averaging the noon buying rates on the last day of each month of the periods shown):

	Period-end noon buying rate		Average noon buying rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2003	8.2767	7.7640	8.2771	7.7864
2004	8.2765	7.7723	8.2768	7.7899
2005	8.0702	7.7533	8.1826	7.7755
2006	7.8041	7.7771	7.9579	7.7685
2007	7.2946	7.7984	7.5738	7.8008
2008 (through April 23, 2008)	6.9895	7.7963	7.0737	7.7888

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

We are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability

Our profitability is affected by changes in interest rates. We have experienced a generally low interest rate environment for several years until October 2004, when the interest rate on one-year term deposits was raised from 1.98% to 2.25%. In August 2006, the interest rate on one-year term deposits was further raised from 2.25% to 2.52%. During the year 2007, several revisions were made to the interest rate on one-year term deposits, which resulted in the further increase of the interest rate from 2.52% to 4.14%. Due to China’s recent fast growing economy, the Chinese government may take further measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants, which is established when the product is priced. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rates that we are required to pay under the policies and the rate of return we are able to earn on our investments intended to support our insurance obligations. Our historical results and financial position included in this annual report, which present the historical results of CLIC through September 30, 2003, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed fixed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. From 1996 through 2002, the PBOC made a series of reductions in the interest rates Chinese commercial banks could pay on their deposits. The interest rate on one-year term deposits, a key benchmark rate, was reduced eight times, from 10.98% in April 1996 to 1.98% in February 2002. As a result,

CLIC experienced a significant negative spread on its guaranteed rate policies and CLIC’s results of operations continue to be adversely impacted by the effect of those interest rate cuts.

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

Our Investments are Subject to Risks

We are exposed to potential investment losses if there is an economic downturn in China

Under the current PRC insurance law, we may invest the premiums, deposits and other income we receive only in China, unless and until we are approved to invest overseas with our foreign currency denominated funds. We obtained approval for such overseas investment in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. In particular, as of December 31, 2007, 52.1% of our total investment assets consisted of debt securities including Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds and indebtedness; and 19.8% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 22.4% were placed with the four largest state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Due to China’s recent fast growing economy, the Chinese government may take certain measures to slow down the economic growth, which could have an adverse impact on our earnings.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies

A portion of our investment assets, including the proceeds from our initial public offering in 2003, are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates, where we do not have previous investment experience. We recorded RMB 1,032 million (US$141 million) in foreign exchange losses for the year ended December 31, 2007, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. We did not obtain any approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006 and 2007 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

Defaults on our debt investments may materially and adversely affect our profitability

Approximately 52.1% of our investment assets as of December 31, 2007 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. Since 2004, the investment channels of Chinese life insurance companies have been broadened to permit investment in convertible bonds, specified subordinated indebtedness and bonds issued by qualified commercial banks and insurance companies; overseas investment of foreign currency denominated funds in qualified term deposits, debt securities, shares of Chinese companies listed on specified overseas stock exchanges, shares of foreign companies listed on specified overseas stock exchanges and other overseas investment channels as approved by the CIRC; direct investment in shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi; and direct investment in equity interest of non-listed commercial Chinese banks, as well as indirect investments in Chinese infrastructure projects, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB 195,147 million (US$26,752 million) invested in equity securities, including securities investment funds and shares traded on the securities markets in China, as of December 31, 2007. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. For example, Chinese listed companies are required to adopt the new accounting standards issued by MOF effective from January 1, 2007, and the share reform in connection with the conversion of non-tradable state-owned shares into tradable shares is still in progress. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price volatility. For example, the SSE Index, a major stock exchange index in China, was at 3,472 points on March 31, 2008, which was a 34% decrease from 5,261 points on December 31, 2007. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses

As a Chinese life insurance company, we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. The regulatory restrictions imposed on Chinese life insurance companies have recently been further broadened to expand the types of investments we may make. In particular, we were recently permitted to make indirect investments in Chinese infrastructure projects, and, in June 2007, the newly implemented rules on overseas investments by insurance companies further allowed us to invest in more overseas investment products. We understand that the CIRC is considering opening further investment channels to insurance companies. We will consider these alternative ways of investing once they become available to us. However, these new or potential investment channels are still undergoing evolving regulatory requirements. In addition, our experience with these new investment channels, especially overseas channels, might be limited. These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

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

We establish the liabilities for obligations for future policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macro-economic factors such as inflation. These assumptions are based on our previous experience, data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as on our actual policy benefits and claims results. We record changes in our liabilities in the period the liabilities are established or re-estimated. If the liabilities originally established for future policy benefits prove inadequate, we must increase our liabilities established for future policy benefits, which may have a material adverse effect on our earnings and our financial condition.

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

Competition among domestic life insurance companies is increasing

Our nearest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 68% of the individual and group life insurance premiums in China in 2006, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 51% in 2005 to 45% in 2006. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing in 2006. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Labor and Social Security, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 3% of the nationwide market share of life insurance products in 2004, although some have already gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 22%, 27% and 19% in 2006. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which has allowed foreign insurers to sell health, annuity and group life insurance products nationwide since December 2004. It was reported that due to several large group annuity policies underwritten by Sino-foreign insurance joint ventures for their Chinese investors, the market shares of foreign invested insurance companies increased substantially in 2005. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 44 property and casualty insurers as of December 31, 2007. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. As this joint venture is newly established, we are unable to determine the impact of the establishment of the joint venture on our sales of accident and short-term health insurance products.

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

All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Life insurance agents are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 2.1% of our individual agents had not obtained such a certificate as of December 31, 2007. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. In 2005, CIRC agencies in certain provinces started to enforce the CIRC qualification requirements. Furthermore, in April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become licensed or qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

The further development of regulations in China may impose additional costs and restrictions on our activities

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. Among other things, changes in 2003 to determinations of statutory reserves and solvency requirements have affected adversely our income under PRC GAAP and the amount of capital we are required to maintain. CIRC issued new regulations on the compilation of actuarial report and the actuary of investment-linked insurance products and universal insurance products in 2007. CIRC also amended the regulations on the compilation of actuarial report, effective December 31, 2007. These new regulations may further affect the determinations of our statutory reserves and solvency margins and hence our income under PRC GAAP. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency margin as of December 31, 2007 was approximately 5.25 times the minimum regulatory requirement. Our actual solvency ratio was higher than the usual range provided by the CIRC. The increase in our actual solvency ratio was due to a change in the relevant CIRC requirements governing the calculation of the solvency ratio and a significant increase in our investment income. While our solvency margin is currently above the required level, if we continue to grow rapidly in the future, or if the required solvency margin is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of the date of this annual report, CLIC holds 68.4% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

CLIC may direct business opportunities elsewhere

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. We formed a property and casualty joint venture with CLIC, in connection with which we granted a waiver to CLIC allowing it to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. CLIC is also engaged in the life insurance business in Shanghai through its joint venture with Colonial Mutual Group, an Australian financial services company, of which CLIC owns 51.0% and which CLIC has agreed to dispose of prior to December 18, 2006. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture was still ongoing. It also may engage in insurance business in other regions outside China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

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

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven across both geographic regions and the various sectors of the economy. Rapid economic growth can lead to growth in the money supply and rising inflation. During the past decade, the rate of inflation in China has been as high as approximately 20% and China has experienced deflation at a rate as low as approximately minus 2%.

The Chinese government has implemented various measures to encourage economic growth, control inflation and guide the allocation of resources. Some of these measures benefit the overall economy of China but may have a negative effect on us. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate polices, tax regulations or policies and regulations affecting the securities markets and asset management industry. In addition, due to China’s recent fast growing economy, the Chinese government is expected to take certain measures to slow down economic growth. For example, in October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. In August 2006, the interest rate on one-year term deposits was further raised from 2.25% to 2.52%. During the year 2007, several revisions were made to the interest rate on one-year term deposits, which resulted in the further increase of the interest rate from 2.52% to 4.14%. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and ADSs and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China. However, to our knowledge, no action has been brought in China by any holder of shares issued by a Chinese company to enforce an arbitral award. As a result, we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 23, 2008, the Renminbi has appreciated by approximately 18.51%. We had approximately RMB 1,032 million (US$141 million) foreign exchange losses for the year ended December 31, 2007, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any devaluation of the Renminbi, on the other hand, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

The calculation of distributable profits for an insurance company under PRC GAAP differs in some respects from the calculation under HKFRS. As a result, we may not be able to pay any dividend in a given year if we do not have distributable profits as determined under PRC GAAP, even if we have profits for that year as determined under HKFRS. A strengthening in the statutory reserve requirements applicable to life insurance companies operating in China, which came into effect on December 31, 2003, led to a one-time adjustment to our PRC GAAP earnings in 2003. Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

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

•	Cash, specified investment assets and various other assets were also transferred to us.

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

•

Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and business were transferred to us. Some management and personnel remained with CLIC.

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

In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by CLIC, China Life and AMC under the tax rebate mechanism described below; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. A management committee comprised of three representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Developments After Restructuring

On November 23, 2003, we established an asset management joint venture, AMC, with our predecessor, CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. On January 15, 2007, we established a pension insurance joint venture, China Life Pension, with CLIC and AMC.

In December 2003, we successfully completed our initial public offering of H shares, including H shares in the form of American depositary shares, or ADSs, and raised approximately RMB 24,707 million in aggregate net proceeds. Upon completion of our initial public offering, our H shares became listed on the Hong Kong Stock Exchange and ADSs each representing 40 of our H shares became listed on the New York Stock Exchange. The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006.

In December 2006, we issued 1,500,000,000 new ordinary domestic shares through public offering on the SSE at the offering price of RMB 18.88 per share, raising RMB 28,320 million in aggregate gross proceeds. The A shares have been listed on the SSE since January 9, 2007.

We incurred capital expenditures of RMB 1,910 million (US$262 million), RMB 1,750 million and RMB 1,098 million in 2007, 2006 and 2005. These capital expenditures mainly comprised the addition of buildings. In 2006, we entered into agreements with other promoters to establish Bohai Venture Capital Fund where we committed to contribute RMB 500 million to Bohai Venture Capital Fund and RMB 5 million to Bohai Venture Capital Fund Management Company, of which RMB 150 million was paid to the fund and RMB 2.5 million was paid to the fund management company as of December 31, 2007. The remaining RMB 352.5 million will be paid when called. For a description of further investments made by us, see “—Business Overview—Investments.”

BUSINESS OVERVIEW

We had nearly 93 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2007. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999. As of December 31, 2007, the average guaranteed rate of return of the products we offered was 2.31%.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 638,000 exclusive agents operating in approximately 15,500 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Gross written premiums and policy fees generated by our individual life insurance products, including long-term health insurance products, totaled RMB 98,484 million (US$13,501 million) for the year ended December 31, 2007 and RMB 86,587 million for the year ended December 31, 2006, constituting 88.0% and 87.1% of our total gross written premiums and policy fees for those periods. The figure for 2007 represented a 13.7% increase over 2006. First-year gross written premiums from individual life insurance products in 2007 were RMB 25,480 million (US$3,493 million), representing a 12.4% increase from 2006. First-year single gross written premiums for the same period were RMB 1,273 million (US$175 million), representing 5.0% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB 72,069 million (US$9,880 million) for the year ended December 31, 2007 and RMB 70,355 million for the year ended December 31, 2006, constituting 76.5% and 76.9% of our total deposits for those periods. The figure for 2007 represented a 2.4% increase from 2006.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2005	2006	2007	2007	(2005-2007)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	68,888	86,587	98,484	13,501	19.57%
First-year single gross written premiums	1,085	1,175	1,273	175	8.32%
First-year regular gross written premiums	18,489	21,484	24,207	3,318	14.42%

First-year gross written premiums	19,574	22,659	25,480	3,493	14.09%
Individual life insurance deposits	62,483	70,355	72,069	9,880	7.40%
First-year single deposits	46,061	53,658	56,644	7,765	10.89%
First-year regular deposits	3,083	2,902	3,538	485	7.13%

First-year deposits	49,144	56,560	60,182	8,250	10.66%
Liabilities of long-term traditional insurance contracts	123,457	170,954	216,280	29,649	32.36%
Deferred income	34,104	40,744	47,761	6,546	18.34%
Liabilities of long-term investment type insurance contracts and investment contracts	235,847	281,847	283,520	38,867	9.64%

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

We offer both non-participating and participating products. There were approximately 57.8 million non-participating polices and 35.5 million participating polices as of December 31, 2007, among which approximately 46.4 million non-participating polices and 25.7 million participating policies are offered to individuals. Net premiums earned and policy fees of participating policies of individual life insurance products represent approximately 52.8% of total net premiums earned and policy fees for individual life insurance products in 2007. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Participating life insurance and annuity products, which were first introduced in 2000, have become our fastest-growing individual life insurance and annuity products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and accident products, for the periods indicated.

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	23,494	28,257	32,118	4,403
First-year gross written premiums	5,214	6,299	5,532	758
Total single gross written premiums	131	38	49	7
Endowment:
Gross written premiums	35,480	43,582	40,278	5,522
First-year gross written premiums	13,012	11,726	7,057	967
Deposits	60,310	69,583	70,331	9,642
First-year deposits	47,072	55,856	58,551	8,027
Annuities:
Gross written premiums	4,231	8,247	19,024	2,608
First-year gross written premiums	1,348	4,634	12,891	1,767
Deposits	2,173	772	1,013	139
First-year deposits	2,072	704	946	130

Whole Life and Term Life Insurance

Non-participating whole life and term life insurance

We offer non-participating whole life and term life insurance products.

Non-participating whole life insurance products provide a guaranteed benefit, pre-determined by the contract, upon the death of the insured, in return for the periodic payment of fixed premiums over a pre-determined period. Premium payments may be required for the length of the contract period, to a specified age or for a specified period, and are typically level throughout the period.

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

Participating endowment products are among our fastest growing product lines. Hong Feng Endowment and Hong Xin Endowment have had the highest level of sales of our investment-type and risk-type participating endowment products in 2007. Hong Feng Endowment had RMB 49,666 million (US$6,809 million) of deposits in 2007, representing 68.9% of total deposits of our individual life insurance business and 82.5% of total first-year deposits of our individual life insurance business. Hong Xin Endowment had RMB 21,673 million (US$2,971 million) of gross written premiums in 2007, representing 22.0% of total gross written premiums and policy fees of our individual life insurance business. First-year gross written premiums of Hong Xin Endowment for the year ended December 31, 2007 were RMB 4,154 million (US$569 million), representing a 50.3% decrease from the year before, or 16.3% of total first-year gross written premiums of our individual life insurance business. Total deposits from our individual participating products in 2007 decreased by 0.96%, to RMB 63,094 million (US$8,649 million) from RMB 63,706 million in 2006. Total net premiums earned from our risk-type participating products increased by 14.6%, to RMB 46,974 million (US$6,439 million) in 2007 from RMB 41,001 million in 2006.

In January and November 2007, our new risk-type participating endowment products “Mei Man Yi Sheng” and “Jin Cai Ming Tian” were introduced to the market respectively.

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

Joint Life and Universal Products

We began the sale of joint life and universal products in certain provinces on a trial basis since 2005. In accordance with our overall strategy, which focuses on the sales of traditional and participating products, we steadily increased our sale of joint life and universal products.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 638,000 exclusive agents operating in approximately 15,500 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 90,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 13,000 direct sales representatives operating in more than 3,700 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB 1,503 million (US$206 million) for the year ended December 31, 2007 and RMB 1,740 million for the year ended December 31, 2006, constituting 1.3% and 1.8% of our total gross written premiums and policy fees for each respective year. The figure for 2007 represented a 13.6% decrease from 2006. First-year gross written premiums from group life products insurance for 2007 were RMB 854 million (US$117 million), representing a 23.4% decrease from 2006. First-year single gross written premiums for 2007 were RMB 705 million (US$97 million), representing 82.6% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB 22,158 million (US$3,038 million) for the year ended December 31, 2007 and RMB 21,086 million for the year ended December 31, 2006, constituting 23.5% and 23.1% of our total deposits for those periods. The figure for 2007 represented a 5.1% increase from 2006.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2005	2006	2007	2007	(2005-2007)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	1,267	1,740	1,503	206	8.92%
First-year single gross written premiums	811	1,030	705	97	(6.76)%
First-year regular gross written premiums	40	85	149	20	93.00%

First-year gross written premiums	851	1,115	854	117	0.18%
Group life insurance deposits	23,463	21,086	22,158	3,038	(2.82)%
First-year single deposits	23,401	21,072	22,061	3,024	(2.91)%
First-year regular deposits	51	6	82	11	26.80%

First-year deposits	23,452	21,078	22,143	3,036	(2.83)%
Liabilities of long-term traditional insurance contracts	1,199	1,921	1,885	258	25.39%
Deferred income	527	627	547	75	1.88%
Liabilities of long-term investment-type insurance contracts and investment contracts	45,256	49,437	52,370	7,179	7.60%

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

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	169	232	189	26
Deposits	21,528	18,411	19,804	2,715
Group whole life and term life insurance:
Premiums	698	912	687	94
Deposits	101	169	771	106
Endowment:
Premiums	—	—	—	—
Deposits	1,834	2,506	1,583	217

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

Group participating annuity products, including Yong Tai Annuity Series (Retirement Supplement), are our major product lines. For the year ended December 31, 2007, total combined deposits of Yong Tai Annuity Series (Retirement Supplement) were RMB 16,831 million (US$2,307 million), constituting 76% of total deposits of our group life insurance business for that year, representing a 9.1% increase from the year before. Total deposits from our group participating products in 2007 increased by 11.3% to RMB 20,087 million (US$2,754 million) from RMB 18,043 million in 2006.

The following table sets forth total combined deposits of our Yong Tai Annuity Series (Retirement Supplement) products for the periods indicated.

	For the year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity Series (Retirement Supplement):
Deposits	18,669	15,432	16,831	2,307

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

	As of or for the year ended December 31,				Compound annual growth rate
	2005	2006	2007	2007	(2005-2007)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	5,135	5,148	5,495	753	3.45%
Short-term health insurance premiums	5,732	5,942	6,404	878	5.70%
Accident and health reserves for claims and claim adjustment expenses (gross)	1,784	2,498	2,391	328	15.77%
Accident and health insurance unearned premium reserves (gross)	5,147	5,346	5,728	785	5.49%

Accident insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 5,495 million (US$753 million) for the year ended December 31, 2007 and RMB 5,148 million for the year ended December 31, 2006, constituting 4.9% and 5.2% of our total gross written premiums and policy fees for those periods.

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

Health insurance

We are a leading health insurance provider in China. We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB 6,404 million (US$878 million) for the year ended December 31, 2007 and RMB 5,942 million for the year ended December 31, 2006, constituting 5.7% and 6.0% of our total gross written premiums and policy fees for those periods. The figure for 2007 represented a 7.8% increase from 2006.

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

Marketing and distribution

We offer our health insurance products to both individuals and groups through the same distribution channels we use to market our life insurance products. We market our individual health insurance products through our exclusive agent sales force. We market our individual short-term health insurance products and group health insurance products primarily through our direct sales representatives. See “—Distribution Channels”.

We use our individual and group product distribution channels to market our health products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Product Development

In 2007, we completed the development of more than 20 new products, including individual life insurance products, group life insurance products, accident insurance products and health insurance products. We developed a new participating endowment product, “Jin Cai Ming Tian”, by modifying and upgrading our most important participating endowment product “Hong Xin Endowment”. “Jin Cai Ming Tian” was introduced to the market in November 2007.

Also, in 2007, we began to establish regional research centers for product development to study and satisfy market needs and enable us to respond more rapidly to changing market requirements. We currently have five regional product research and development centers in Shanghai, Jiangsu, Chongqing, Shenzhen and Liaoning.

In March 2007, our new product “China Life Simple Life and Medical Insurance” (“SLMI”), an individual life insurance product, was launched. The terms of SLMI are simple and easy to understand, taking into account the consumers’ affordability and insurance requirements. We have introduced SLMI to the markets of the counties of 22 provinces. First year gross written premiums of SLMI for the year ended December 31, 2007 were RMB 1,220 million (US$167 million).

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. With the opening of our Tibet branch in May 2007, our distribution network reaches almost every county in China. Throughout China, we have approximately 638,000 exclusive agents operating in approximately 15,500 field offices for our individual products and more than 13,000 direct sales representatives in more than 3,600 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 90,000 outlets of commercial banks, banking operations of post offices and savings cooperatives as of the end of December 2007, a slight increase from 2006. This increase was primarily due to our closer cooperation relationship with commercial banks and development of new non-dedicated agencies. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 638,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2005	2006	2007
Number of exclusive agents (approximately)	640,000	650,000	638,000
Number of field offices	12,000	15,000	15,500

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 650,000 as of the end of 2006 to 638,000 as of the end of 2007. This decrease was primarily due to the strengthened performance review conducted by us in 2007, as a result of which a number of exclusive agents with lower productivity or without a CIRC qualification certificate to conduct business left. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents, and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

From 2006, we also accelerated the development of a special sales force services offered for “orphan policies” (policies which were serviced by our former individual agents but are no longer serviced by such agents after the departure of such agents from our company) and new business development. As of the end of 2006 and 2007, such sales force included approximately 17,000 and 34,000 exclusive agents respectively, which are included in the 650,000 and 638,000 exclusive agents.

Under the PRC insurance law, an individual agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of the SAIC. See “—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Essentially all of the agents in our exclusive agent sales force do not qualify as “individual agents” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of industry and commerce. We believe that this situation is shared by all major life insurance companies in China. Approximately 97.9% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000 and the responsible member of senior management of such insurance companies will be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents, although some local bureaus of industry and commerce have had on occasions required our agents to register. To date, this noncompliance has not had a material adverse effect on us. We are not sure whether or when this registration requirement will be enforced by bureaus of industry and commerce nationwide. If these registration and qualification requirements are enforced, or if they result in a substantial number of policyholders canceling their policies, our business may be materially and adversely affected.

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

Our direct sales force of approximately 13,000 direct sales representatives are our full time employees and operate in more than 3,600 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

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

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 90,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.

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

Currently, the market of dedicated insurance agencies and insurance brokerage companies in China remains generally underdeveloped. We expect the dedicated insurance agencies and insurance brokerage companies to become effective distribution channels in the medium term.

Competition

Our nearest competitors are Ping An and China Pacific Life.

•

In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 69% of total individual life insurance premiums in 2006. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•

In the group life insurance market, Ping An, China Pacific Life and we collectively represented 61% of total group life insurance premiums in 2006. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•

In the accident insurance market, Ping An, China Pacific Life and we collectively represented 75% of total accident premiums in 2006. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An, China Pacific Life and we collectively represented 67% of total health premiums in 2006. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2006, the most recent year for which official market information is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	45%	41%	46%	24%	45%
Ping An Insurance Company of China, Ltd.	15%	11%	13%	35%	17%
China Pacific Life Insurance Co. Ltd.	9%	9%	16%	8%	9%
New China Life Insurance Co. Ltd.	6%	7%	2%	7%	7%
Tai Kang Life Insurance Co. Ltd.	5%	4%	3%	3%	5%
Others(1)	20%	28%	20%	23%	17%
Total	100%	100%	100%	100%	100%

(1)	Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Hua Tai Life Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., China CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA and CMC Life Insurance Co., Ltd., Nissay-SVA Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and American International Assurance Co., Ltd., Shanghai, Guangdong, Shenzhen, Beijing, Jiangsu, Dongguan and Jiangmen branches, Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd. China Life Insurance (Group) Company, Jiahe Life Insurance Co., Ltd., Reward Health Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Taikang Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd.

Source:	China Insurance Yearbook 2007

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 43 licensed life insurance companies in China as of December 31, 2005, 45 as of December 31, 2006 and 59 as of December 31, 2007. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

AMC is our subsidiary, with us owning 60% and CLIC owning the remaining 40%. Members of the board of directors are Miao Jianmin, Zhuang Zuojin, Liu Jiade, Wan Feng, Lin Huimin, Shi Yucheng and Xia Bin. Directors of AMC are appointed by the shareholders in general meeting. Accordingly, we, as the controlling shareholder, effectively control the composition of its board of directors.

AMC obtained the qualification to serve as the investment manager for enterprise pension funds on August 1, 2005.

As of December 31, 2007, AMC had total assets of RMB 1,963 million (US$269 million), net assets of 1,751 million (US$240 million) and net profit of RMB 445 million (US$61 million).

Property and Casualty Business

We entered into a share subscription agreement on March 13, 2006 and a promoters agreement with CLIC on October 23, 2006 to establish a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. The property and casualty company obtained its business license on December 30, 2006. On November 27, 2007, our board of directors approved the proposal to increase, together with CLIC, the registered capital of CLPCIC from the current amount of RMB 1,000 million (US$137 million) to RMB 4,000 million (US$548 million), pursuant to which we plan to invest RMB 1,200 million (US$165 million) to RMB 2,000 million (US$274 million). Such plan is still subject to the approval of relevant authorities.

As of December 31, 2007, CLPCIC had total assets of RMB 1,602 million (US$220 million), net assets of RMB 712 million (US$98 million) and net losses of RMB 339 million (US$46 million).

Pension Insurance Business

We entered into a promoters agreement with CLIC and AMC on March 21, 2006 to establish a pension insurance joint venture, China Life Pension. The pension insurance company obtained its business license on January 15, 2007, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. We are the controlling shareholder of China Life Pension as we directly own 55% of the share capital and AMC, which is 60% owned by us, owns 20%. China Life Pension obtained the qualification to serve as trustee and account manager of enterprise pension fund on November 19, 2007. On November 27, 2007, our board of directors approved the proposal to increase, together with CLIC, the registered capital of China Life Pension to 2,500 million (US$343 million) among which we plan to invest additional approximately RMB 1,855 million (US$254 million). Such plan is still subject to the approval of relevant authorities.

As of December 31, 2007, China Life Pension had total assets of RMB 708 million (US$97 million), net assets of RMB 622 million (US$85 million) and net losses of RMB 9 million (US$1 million).

Customer Support Management

We seek to provide quality services to our customers and potential customers and to be responsive to their needs, both before and after a sale, through an extensive customer support network. Our customer service network is managed by specialized customer service departments, which are responsible for setting uniform standards and procedures for providing policy-related services to customers, handling inquiries and complaints from customers and training customer services personnel.

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

We held the first “China Life Customer Festival” and launched the “China Life 1+N” service brand in 2007.

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

Telephone call service center

Our telephone call service centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the contact information regarding holders of policies. They also provide call-back and greeting message services to customers. We intend to broaden over time the services we offer through these call service centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis.

We believe our call centers have become popular with our customers because of the quality of services they provide. We were awarded the best call center in China in 2005, 2006 and 2007 by the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry, and have obtained the authentication of Chinese national call center operating performance standards. We were also awarded “2006 Top 10 Service Brands in China” by China Call Center of CRM Association in December 2006. In September 2007, in the Annual World Call Centre Exhibition and World Call Centre Conference held in San Diego of the USA, our 95519 telephone service centre was awarded “The Best Call Centre in the World” by International Customer Management Institute (“ICMI”). We were one of the first two companies in China and the only Chinese insurance company which received this award. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing utilization of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through test calls to the call centers and operation reports on the call centers.

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

Reinsurance

Since 1997 we have entered into various reinsurance agreements with China Life Reinsurance Company Limited, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual death risks, group risks and defined blocks of business. In general, individual death risks are primarily reinsured on a surplus basis, in which we are reinsured for risks above a specified amount. Under our internal reinsurance policy, we reinsure risks over RMB 1 million per person for life insurance, RMB 1 million per person for accident insurance and RMB 0.3 million per person for health insurance. Our group risks are primarily reinsured on a percentage basis, and we decide which group policies are to be reinsured on a case by case basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated by either party at the end of a calendar year with advance notice of three to six months.

We also entered into reinsurance agreements with Munich Re Beijing branch, Swiss Re Beijing and Cologne Re Shanghai branch.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse us for the insured, or ceded, amount in the event the claim is paid. However, we remain liable to our policyholders for the ceded amount if the reinsurer fails to meet the obligations assumed by it.

As part of our life insurance business, prior to January 1, 2007, we also assumed policies issued by other insurers. We had previously entered into three reinsurance agreements with three affiliated branches of a United States life insurance company in China that cover individual life insurance risks and risks of death and disability from accidental injuries. These reinsurance agreements expired during 2007. In 2007, we did not assume any new policies issued by other insurers.

Investments

As of December 31, 2007, we had RMB 850,209 million (US$116,553 million) of investment assets. As required by China’s insurance laws and regulations, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits and structured term deposits; fixed maturity securities, including government securities, bonds issued by state-owned policy banks of the Chinese government, corporate bonds, bonds issued by financial institutions, convertible bonds and certain subordinated bonds and indebtedness; loans; securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges; shares of companies listed on China’s stock markets, which are denominated and traded in Renminbi. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. We were recently authorized to indirectly invest in domestic infrastructure projects and equity interest of non-listed Chinese commercial banks, and were authorized to make overseas investments in qualified term deposits and debt securities, as well as shares of Chinese companies listed on specified overseas stock exchanges. The Interim Measures for the Overseas Investment with Insurance Funds implemented in June 2007 further allowed the qualified insurance companies to make the following overseas investments: (i) products of currency market including commercial instruments, large-sum negotiable deposit certificates, repurchase agreements and reverse repurchase agreements and currency market funds; (ii) products with fixed proceeds including bank deposits, structured deposits, bonds, convertible bonds, bond funds, securities-featured products and credit-featured products; (iii) equity products including stocks, stock-based funds, equity shares, equity-featured products; and (iv) other investment channels as approved under the PRC Insurance Law or by the State Council. We understand that the detailed implementation rules to this interim measures are still being drafted by relevant regulatory bodies. We are prohibited from making other investments without the CIRC’s approval.

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

The following table summarizes information concerning our investment assets as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	28,051	5.7%	50,213	7.3%	25,317	3.0%
Term deposits (excluding structured deposits)	160,067	32.4%	170,830	24.9%	164,248	19.3%
Structured deposits	4,802	1.0%	4,646	0.7%	4,346	0.5%
Statutory deposits—restricted	5,353	1.1%	5,353	0.8%	5,773	0.7%

Debt securities, held-to-maturity	146,297	29.6%	176,559	25.7%	195,703	23.0%
Debt Securities, available-for-sale	96,425	19.5%	176,868	25.8%	241,382	28.4%
Debt securities, financial assets at fair value through income (held-for-trading)	12,832	2.6%	4,471	0.6%	6,096	0.7%
Debt securities	255,554	51.7%	357,898	52.1%	443,181	52.1%

Loans	981	0.2%	2,371	0.3%	7,144	0.8%

Equity securities, available for sale	26,261	5.3%	62,595	9.1%	176,133	20.7%
Equity securities, financial assets at fair value through income (held-for-trading)	13,287	2.7%	32,898	4.8%	19,014	2.2%
Equity securities	39,548	8.0%	95,493	13.9%	195,147	23.0%

Repurchase agreements	—	—	—	—	5,053	0.6%
Total investment assets	494,356	100%	686,804	100%	850,209	100%

Average cash and investment assets balance	434,623		590,580		768,507

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

•

market valuation risk, relating to the changes in market value for our investments, particularly our securities investment fund holdings and shares listed on the Chinese securities exchanges, which are denominated and traded in Renminbi;

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

We believe we have relatively low credit risk because we are limited in the types of investments we may make. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures.

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

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles in China’s capital markets. We understand that the CIRC is considering opening other investment channels to insurance companies. We will consider these alternative ways of investing once they become available to us.

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. We are seeking methods to reduce the foreign exchange risks.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. We did not obtain approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006 and 2007 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our investment yields for the years ended December 31, 2007, 2006 and 2005 were 5.8%, 4.3%, and 3.9%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2005		2006		2007
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.9%	7,903	3.8%	8,207	4.2%	9,094
Ending assets: cash and cash equivalents		28,051		50,213		25,317
Ending assets: statutory deposits—restricted		5,353		5,353		5,773
Ending assets: term deposits		164,869		175,476		168,594

Ending assets		198,273		231,042		199,684
Debt securities:
Investment income	4.2%	8,429	4.0%	12,384	4.2%	16,678
Net realized gains/(losses)		61		(6)		(4,271)

Total		8,490		12,378		12,407
Ending assets		255,554		375,898		443,181
Loans:
Investment income	3.2%	22	4.8%	80	5.2%	248
Ending assets		981		2,371		7,144
Equity securities:
Investment income	1.7%	494	9.3%	4,662	13.3%	19,400
Net realized gains/(losses)		(571)		1,601		19,656

Total		(77)		6,263		39,056
Ending assets		39,548		95,493		195,147
Resale and repurchase agreements:
Resale agreements:
Investment income	2.2%	3	N/A	23	8.2%	206
Total		3		23		206
Ending assets		—		—		5,053
Repurchase agreements:
Total		(70)		(270)		(1,281)
Ending assets		4,731		8,227		100
Investments in associates:
Investment income/(losses)	—	—	—	—	6.5%	409
Ending assets		—		6,071		6,450
Total investments:
Net investment income	3.9%	16,685	4.3%	24,942	5.8%	44,020
Net realized gains/(losses)		(510)		1,595		15,385

(1)	Yields for 2005, 2006, and 2007 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 19.8% of our total investment assets as of December 31, 2007, 25.5% of our total investment assets as of December 31, 2006, and 33.4% of our total investment assets as of December 31, 2005.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. Substantially all of them carry variable interest rates which are linked to deposit rates set by the PBOC from time to time, thus providing us with a measure of protection against rising interest rates and, for a significant portion of them, the variable interest rates also cannot fall below a fixed guaranteed rate. They typically allow us to renegotiate terms with the banks upon prepayment, including calculations methods for accrued interest, if any. We make term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2005	2006	2007
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	10,563	57,930	46,706
Due after one year and through five years	147,504	111,901	93,372
Due after five years and through ten years	3,502	3,421	26,434
Due after ten years	3,300	2,224	2,082

Total term deposits and structured term deposits	164,869	175,476	168,594

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2005	2006	2007
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	23,416	24,093	5,657
Agriculture Bank of China	11,278	18,079	18,090
Bank of China	19,964	17,519	13,738
China Construction Bank	2,148	1,845	200
Other banks	108,063	113,940	130,909

Total term deposits and structured term deposits	164,869	175,476	168,594

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 0.5% of our total investment assets as of December 31, 2007.

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

Debt securities

Debt securities consist of Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds and indebtedness, and represented 52.1% of our total investment assets as of December 31, 2007, 52.1% of our total investment assets as of December 31, 2006, and 51.7% of our total investment assets as of December 31, 2005.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds/debts comprised 33.4%, 44.4%, 18.1% and 4.1% of our total available-for-sale debt securities as of December 31, 2007, respectively, 34.1%, 44.5%, 17.4% and 4.0% of our total available-for-sale debt securities as of December 31, 2006, respectively, and 51.8%, 31.8%, 11.7% and

4.7% of our total available-for-sale debt securities as of December 31, 2005, respectively. Except for a few series of our debt securities, which collectively had a carrying value of RMB 62,256 million (US$8,535 million) as of December 31, 2007, most of our debt securities are publicly traded on stock exchanges or in the interbank market in China.

The government bonds are sovereign debt of the Chinese government. The government agency bonds are bonds issued by Chinese policy banks. We invest in bonds issued by Chinese commercial banks as well as corporate bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd and Dagong Global Credit Rating Agency. Subordinated bonds and indebtedness we invest in are mainly the subordinated bonds and indebtedness issued by Chinese commercial banks.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2005				2006				2007
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	49,180	19.3%	49,922	18.7%	60,058	16.8%	60,352	16.3%	83,137	18.3%	80,588	18.4%
Government agency bonds	30,776	12.1%	30,662	11.5%	78,300	21.9%	78,721	21.3%	111,906	24.7%	107,154	24.4%
Corporate bonds	10,806	4.2%	11,315	4.2%	31,001	8.7%	30,752	8.3%	46,464	10.2%	43,742	10.0%
Subordinated bonds/debts	4,458	1.8%	4,526	1.7%	7,068	2.0%	7,043	1.9%	10,462	2.3%	9,898	2.3%

Total debt securities, available-for-sale	95,220	37.4%	96,425	36.1%	176,427	49.4%	176,868	47.8%	251,969	55.5%	241,382	55.0%

Debt securities, held to maturity:
Government bonds	90,067	35.4%	98,706	37.0%	94,999	26.6%	102,764	27.9%	96,786	21.3%	96,234	21.9%
Government agency bonds	28,609	11.2%	30,247	11.3%	53,935	15.1%	56,333	15.2%	71,273	15.7%	68,080	15.5%
Corporate bonds	3,257	1.3%	3,567	1.3%	3,257	0.9%	3,553	1.0%	3,272	0.7%	3,403	0.8%
Subordinated bonds/debts	24,364	9.6%	25,265	9.5%	24,368	6.8%	25,642	6.9%	24,372	5.4%	23,872	5.4%

Total debt securities, held to maturity	146,297	57.5%	157,785	59.1%	176,559	49.4%	188,292	51.0%	195,703	43.1%	191,589	43.6%

Debt securities, financial assets at fair value through income (held-for-trading)
Government bonds	3,229	1.3%	3,229	1.2%	148	0.0%	148	0.0%	693	0.2%	693	0.2%
Government agency bonds	7,116	2.8%	7,116	2.7%	1,915	0.5%	1,915	0.5%	4,583	1.0%	4,583	1.0%
Corporate bonds	1,759	0.7%	1,759	0.7%	2,083	0.6%	2,083	0.6%	513	0.1%	513	0.1%
Subordinated bonds/debts	728	0.3%	728	0.2%	325	0.1%	325	0.1%	307	0.1%	307	0.1%

Total debt securities, financial assets at fair value through income (held-for-trading)	12,832	5.1%	12,832	4.8%	4,471	1.2%	4,471	1.2%	6,096	1.3%	6,096	1.4%

Total debt securities	254,349	100%	267,042	100%	357,457	100%	369,631	100%	453,768	100%	439,067	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding financial assets at fair value through income (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2005		2006		2007
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	2,715	2,737	7,518	7,569	3,512	3,533
Due after one year and through five years	50,918	53,251	78,147	81,361	73,198	73,533
Due after five years and through ten years	91,642	97,249	97,556	100,274	142,001	140,450
Due after ten years	96,242	100,973	169,765	175,956	228,961	215,455

Total debt securities	241,517	254,210	352,986	365,160	447,672	432,971

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

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2007, the total amount of our policy loans was RMB 5,944 million (US$815 million), and represented 0.7% of our total investment assets as of that date.

As of December 31, 2007, we also entrusted AMC to make RMB 1,200 million (US$165 million) as loans to Shentong Group Debt Investment Plan which had a total investment yield of RMB 19 million (US$2.6 million) as of December 31, 2007.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 8.2% of our total investment assets as of December 31, 2007.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2005		2006		2007
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	25,114	74.9%	33,006	72.9%	53,555	76.8%
Closed-end	8,408	25.1%	12,245	27.1%	16,214	23.2%

Total	33,522	100%	45,251	100%	69,769	100%

Stocks

In March 2005, we were approved by the CIRC to invest in publicly offered and listed equity securities that are denominated and traded in Renminbi. We may hold no more than 10% of the total public portion or 5% of the total equity, whichever is lower, in any one listed company, and may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of our shares. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2007, the total amount of our investment in common stocks was RMB 125,351 million (US$17,184 million), and represented 14.7% of our total investment assets as of that date. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005, a portion of which was sold early 2006. We invested approximately HK$1.175 billion in H shares of Bank of China Limited in its initial public offering in May 2006, approximately RMB 3,252 million (US$417 million) in the targeted offering of CITIC Securities Co., Ltd. in June 2006, approximately HK$2 billion in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million and RMB 2,282 million (US$292 million) in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets. We did not have securities purchased under agreements to resell as of December 31, 2005 and 2006. As of December 31, 2007, the securities purchased under agreements to resell represented 0.6% of our total investment assets.

Information Technology

Our information technology systems provide support to many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems include a core operation system, a data services platform, an actuarial system, a sales management system, a marketing support system, an e-commerce system, a customer service system, an accounting and financial management system, a risk management system, an investment management system and an office automation system. We plan to further improve our back-up systems to reduce the risk of system failures and the impacts these failures may have on our business. Our information technology systems are supported by approximately 1,700 experienced engineers, technicians and specialists.

In 2007, we continued to increase our investment in information technology, raising the standards of the information technology applications and services. In the course of upgrading the effectiveness and steadiness of the information technology application system, we completed the development of products analysis system and counter service team management system, and continued to refine the financial management system and customer service system.

In 2007, we completed the data centralization of the key business systems in the headquarters. We plan to establish in Shanghai a data processing center which will contain and process all data relating to our core business. We have selected the location for this center and completed the signing of the relevant project contracts. We also plan to establish in Beijing a research and development center for researching our information technology systems and have selected the location for this center. We expect the center to be established in the next two years.

In 2007, we became a member of the Association for Cooperative Operations Research and Development (“ACORD”), which is a global non-profit insurance association whose mission is to facilitate the development and use of standards for the insurance, reinsurance and related financial services industries. We are now working with ACORD to improve and upgrade our information technology systems to achieve the standards established by ACORD.

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

•

Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the PBOC, was given broad powers under the 1995 insurance law to regulate the insurance industry.

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

Since June 2007, new administration measures relating to insurance licenses have been implemented. These measures have streamlined the types of insurance licenses by no longer distinguishing originals from duplicates and cancelled the requirement for insurance intermediary institutions to hold legal person licenses. An insurance holding company or insurance group that does not engage in insurance business or insurance asset management business is not required to obtain an insurance license. A license currently held by an insurance institution is still effective if no alteration occurs to the registration items of the license. Upon change of any of the registered capital or names of senior management, or upon the expiry of the valid term of the current license, the insurance company shall get a new license at the CIRC or the relevant insurance regulatory bureau no later than September 30, 2007. Insurance companies should make an announcement in the newspapers designated by the CIRC within 20 days after the new or replaced license is issued.

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

Directors and senior management qualification requirements. Directors and senior management of an insurance company are subject to a set of qualification requirements implemented by the CIRC in September 2006. Prior to an appointment of a director or a member of senior management, an application has to be submitted to the CIRC for the CIRC to verify such person’s qualifications. Appointment of managers of sub-branches and field offices must be reported to the CIRC. Any appointment of directors and senior management without being verified by the CIRC as required is void. In April 2007, CIRC issued further regulations on the qualifications for, responsibilities of, and administration on independent directors of insurance companies to ensure that each independent director shall make independent and objective judgement and have sufficient time and energy to duly perform his or her duties.

Corporate Governance of Insurance Companies. Based on the CIRC’s first comprehensive investigation on the corporate governance practices of insurance companies at the end of 2006, the CIRC has published a series of notices and guidelines with respect to risk management, compliance management, related transaction management, and internal audit. Insurance companies are required to conduct a special audit of their corporate governance practices, draft a report co-signed by the chairman of the board of directors and two independent directors, and submit the report to the CIRC by January 10, 2008.

Risk management. Insurance companies should establish and adopt basic procedures, relevant organization structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation with the focus being put on operation objectives. An insurance company is required to determine its risk management objectives, establish and improve a risk management system, standardize risk management procedures and adopt advanced methods and measures for risk management so as to maximize the benefits based at an appropriate risk level. Insurance companies shall report to the CIRC in a timely manner any major risks, and include in the annual report the annual risk evaluation report reviewed by the board of directors.

Compliance management. Insurance companies should prevent, identify, evaluate, report and deal with compliance risks by taking measures such as setting up the compliance department, formulating and implementing compliance policies (which are required to be filed with the CIRC), exercising compliance monitoring, and providing compliance trainings, so as to ensure the compliance of the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-discipline rules, internal management systems and codes of ethics. The annual compliance report must be prepared by an insurance company and submitted to the CIRC by April 30 each year. Each insurance company is required by the CIRC to appoint a compliance officer before June 30, 2007. The compliance officer is required to report to both the board of directors and the management. Such compliance officer is also required to report to the CIRC any material non-compliance of the company. As of the date of this annual report, we have identified a candidate to be appointed as compliance officer and submitted our application to the CIRC for its approval. The CIRC regulations do not provide any sanctions for any delay in compliance with such requirement.

Related transaction management. Related transactions between an insurance company and any of its related parties are classified into “major related transactions” and “common related transactions”. The term “major related transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or the transactions between an insurance company and a related party in which the accumulative trading volume within one accounting year accounts for 5% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “common related transactions” refers to all related transactions other than major related transactions. When calculating the trading volume of related transactions, the transactions between the insurance company and the related party as well as the transactions between the insurance company and any affiliated parties of the related party are calculated on a consolidated basis. A major related transaction is subject to approval by the board of directors or the shareholders, while a common related transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a management system of related transactions and file them with the CIRC and take effective measures to prevent its shareholders, directors, supervisors, senior managers or other related parties from taking advantage of their special positions to damage the interests of the company or the insured through related transactions or by any other means.

Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel (the number of full-time internal audit personnel generally must not be less than 5% of the total number of the company’s employees), establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CIRC. An internal audit report is to be submitted to the CIRC by April 30 of each year and any major risk perceived during the internal audit process should be reported to the CIRC in a timely manner.

Reporting and disclosure requirements. Within the prescribed time period following the end of a fiscal year, an insurance company must submit to the CIRC, among others, an annual report with audited financial statements and an annual report setting forth its solvency margin as of the end of the fiscal year, as well as other regulatory monitoring items. When the insurance company’s solvency margin falls below the minimum solvency requirement, the CIRC may require the insurance company to file a corrective plan to bring it into compliance with the minimum requirement. Regulations regarding filing, coordinating, custody, utilization and destroy of the archives and documents relating to life insurance business have been in place since July 1, 2007.

Internal Control Assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, and regulatory compliance in operations and risk management. Under these rules, life insurance companies must submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC will assess the internal control of life insurance companies within every three years, covering at least one third of the life insurance companies each year.

The CIRC notified life insurance companies in February 2008 of the requirements for processing the internal control self-assessment program and drafting the internal control self-assessment report. The CIRC also clarified and revised the detailed evaluation rules, including those relating to the soundness, reasonableness, and validity of the evaluation proportion. The internal control self-assessment report of year 2007, after review by the board of directors of a life insurance company, is required to be submitted to the CIRC or its local bureaus by April 30, 2008.

We were reviewed by the CIRC in 2006 and found to be in general compliance with the rules and regulations of CIRC, other than a small number of breaches by our branches which resulted in us being sanctioned by way of fines, none of which were material. The breaches mainly included the improper handling of certain premiums received, which violated relevant CIRC rules and regulations. The fines imposed by CIRC ranged from RMB 20,000 (US$2,563) to RMB 500,000 (US$64,069). All such fines have been paid in full. In 2007, CIRC conducted a follow-up review on the rectification of the breaches identified in 2006 and found that such breaches have been effectively rectified.

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

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. Participating products may not be sold or modified without the prior approval of the CIRC. Policyholders and annuitants purchasing participating products must be given, prior to purchase, an explanatory statement that explains the nature and special characteristics of the products, any fees due under the products, the method for allocating dividends under the product policy and the risks to the policyholder or annuitant from holding the product. Insurance companies are required to present in their sales promotional materials three scenarios covering high, medium and low returns for illustration. They are prohibited from making public announcements about the returns of their participating products and from making comparisons with participating, universal or investment-linked products offered by other insurance companies. If cash dividends are to be paid on participating products, the insurance company may not use rates of return or like ratios to describe the dividend.

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

Since March 2007, new actuarial rules have applied to investment-linked insurance products. Under the new rules, the sum insured for death risks of an investment-linked insurance product with pension option or a group investment-linked insurance product may be set as zero, while the sum set for an individual investment-linked insurance product should account for no less than 5% of the account value of the insurance policy at the time the policy is issued. There can be no guaranteed minimum rate for investment return from investment-linked insurance and investment account. An insurance company should evaluate the assets in the investment account at least once a week. The capital value of each investment account shall be no lower than the amount of the unit reserve corresponding to such investment account, nor shall the excess amount be higher than 2% of the capital value of the investment account or RMB 5 million, whichever is bigger. No investment-linked insurance product, other than those in compliance with regulatory requirements with respect to investment account evaluation, appraisal of investment unit, and deposit of statutory reserves, may be sold as of October 1, 2007. Insurance companies selling investment-linked products are required to intensify the management of sales people to avoid misleading sales activities. For example, if a sales agent is proved to conduct misleading sales activities in more than two occasions, the sales agent should be prohibited by the insurance company from selling investment-linked insurance products any longer.

Regulation of pension insurance. As provided in the administration measures for the pension insurance business issued by the CIRC in November 2007, a life insurance company or a pension insurance company, as approved by the CIRC, may engage in individual and group pension insurance business. The pension insurance clauses and premium rate determined by an insurance company must be filed with or approved by the CIRC in accordance with its regulatory provisions. The content of the description, recommendation, or marketing brochure and other information disclosed with respect to a pension insurance product shall be consistent with the related provisions in the insurance policy. An insurance company is prohibited from misleading applicants by making hyperbole claims about the benefits of the product, either directly or indirectly, or by promising a floor interest rate higher than the interest rate stipulated in the insurance clauses. When selling a pension insurance product over which an applicant has a right to choose the investment form, an insurance company must, before the applicant chooses an investment form, notify the applicant of the investment risks in writing and the written notice must be signed by the applicant. An insurance company selling participating, universal and investment-linked pension insurance products is required to send the policy state report, performance report and other related materials to each applicant, insurant and/or beneficiary in accordance with the requirements of the CIRC. An insurance company must issue an insurance certificate to each insurant concerned with a group pension insurance contract. The insurance certificate must bear the insurance liability specified in the group pension insurance contract and the contractual rights and interests enjoyed by the insurants. When selling an individual pension insurance product, an insurance company must give a demonstration to each applicant showing the amount of each old-age pension contained in the product to be obtained by the applicant. For an applicant purchasing large-sum individual pension insurance, the insurance company is required to check his financial status, payment capacity and other relevant financial aspects.

Regulation of enterprise pension fund business. According to the administrative measures for the pension insurance business issued by the CIRC in November 2007 and relevant administrative measures on the enterprise pension fund issued by the PRC Ministry of Labor and Social Security in February 2004 and December 2004, subject to the approval of the PRC Ministry of Labor and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise pension funds. The trustee is primarily responsible for the selection and replacement of the account manager, custodian bank, investment manager and the other intermediaries of the enterprise pension fund, the establishment of the investment strategies and the preparation of management reports and financial reports. The account manager is primarily responsible for the opening of an enterprise account and personal account of an enterprise pension fund to record the enterprise contribution, employee contribution and investment proceeds of an enterprise pension fund, and the account manager is also required to submit the periodical management reports of an enterprise pension fund account to the trustee and competent regulatory bodies. The investment manager is primarily responsible for the investment of the enterprise pension fund property and the periodical submission of investment management reports to the trustee and competent regulatory bodies. China Life Pension obtained the qualification to serve as trustee and account manager of enterprise pension fund on November 19, 2007. AMC obtained the qualification to serve as the investment manager of enterprise pension fund on August 1, 2005.

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

Statutory reinsurance. All insurance companies were required to reinsure 5% of the risks insured under insurance policies, other than life insurance products, underwritten by them. This requirement began to be phased out beginning in 2003 and was abolished entirely at the beginning of 2006. Insurance companies are required to reinsure, for any single risk, the excess of the maximum potential liability over an amount equal to 10% of the sum of paid-in capital and capital reserves. As a safeguard, the reinsurer of any reinsurance agreement commencing after January 1, 2008 is required to comply with the provisions published by the CIRC in November 2007 with respect to minimum paid-in capital, financial credit rating, solvency and profitability.

Regulation of issuance of subordinated indebtedness. Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated indebtedness with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of the unpaid indebtedness at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. The issuer must fulfil a set of disclosure obligations both at the time of the issuance and during the term of the indebtedness. The issuer may repay the indebtedness only if its solvency ratio remains at least 100% after the repayment of both principal and the interest.

Regulation of establishment of overseas insurance institutions. An insurance company may apply to the CIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion at the end of preceding year and foreign exchange funds of no less than USD15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CIRC.

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

Beginning in June 2004, insurance companies have been further allowed to invest in subordinated bonds issued by any commercial bank in connection with either a public offering or a private placement which has been approved by the China Banking Regulatory Commission and the PBOC. An insurer’s total investment in bank subordinated bonds on a cost basis may not exceed 15% (and 3% in any single bank) of its total assets as of the end of the prior month, and the total investment in any single issue may not exceed 20% of the issue.

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

Investment in debt securities. On August 17, 2005, the CIRC issued tentative rules on investments in debt securities by insurance companies to consolidate and further loosen the restrictions on the investments in debt securities by insurance companies.

Chinese Government Bonds, Government Agency Bonds and Subordinated Bonds and RMB-denominated bonds issued by International Development Institutions. Insurance companies may invest in Chinese government bonds, government agency bonds and subordinated bonds, as well as RMB-denominated bonds issued by international development institutions. There are no CIRC prescribed maximum percentage of investments by insurance companies in these bonds.

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

Overseas Investment. Beginning in August 2004, a qualified life insurance company may invest abroad its foreign currency denominated insurance funds in bank deposits or debt securities with specified credit ratings and a limited number of other instruments. Total investments in debt securities issued by any single corporation or enterprise may not exceed on a cost basis 10% of the total quota approved by SAFE. In June 2005, the CIRC further broadened the permitted overseas investments to include shares of Chinese companies listed on the stock exchanges in New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. The total amount of overseas investments in shares of Chinese companies may not exceed 10% of an insurance company’s total approved quota, and the investments in a single Chinese company by an insurance company may not exceed 5% of the its total shares issued and outstanding. In January 2005, we submitted an application to allow us to make such overseas investments and obtained such approval in November 2006.

With the announcement of No. 5 circular by the PBOC in April 2006, qualified insurance companies are allowed to invest in overseas products with fixed proceeds and currency market instruments. The Interim Measures for the Overseas Investment with Insurance Funds were implemented in June 2007, under which the requirements for overseas investment by insurance companies and the qualifications to act as investment agents and custodian have been broadened. Insurance companies in good standing, steady financial condition, good corporate governance, and without any violation of relevant laws or regulations during the past three years may engage qualified agents (insurance asset management companies or other professional investment management institution) established in or outside China to make investments abroad and appoint one qualified commercial bank or other custody institution as the custodian to supervise such investments. The overseas investment activities of, and the appointment of agents and custodian by, the insurance company are subject to the CIRC’s approval. In addition, the foreign currency quota for investment must be approved by the SAFE and the total amount of investment may not exceed 15% of the total assets of the insurance company as of the end of last year.

The insurance funds may invest in the following categories:

•	currency market products, e.g., commercial instruments, large-sum negotiable deposit certificates, repurchase agreements and reverse repurchase agreements, and funds of the currency market;

•	products with fixed proceeds, e.g., bank deposits, structural deposits, bonds, convertible bonds, bond funds, securities-featured products, credit-featured products; and

•	equity products, e.g., stocks, stock-based funds, equity shares, and equity-linked products (provided that major equity investments are subject to the CIRC approval).

Insurance companies are prohibited from conducting the following activities with insurance funds:

•	to provide any guarantee to any party with any insurance funds used for overseas investment;

•	to purchase or sell any foreign currency for speculative purposes;

•	to launder money;

•	to seek any illicit proceeds in collusion with any other organization or individual through its overseas investment with insurance funds; or

•	to conduct any activity as prohibited by domestic or overseas laws or regulations.

Investment in listed stock markets. In October 2004, the CIRC issued a new regulation further authorizing insurance companies to invest their insurance funds in publicly offered and listed equity securities which are denominated and traded in Renminbi and other stock market investments. Such stock market investments may be made by an insurer directly or through an insurance asset management company, and may be made at primary market offering stage or through secondary market trading. An insurer may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of the equity interest of the insurer.

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

Indirect investment in infrastructure projects. Beginning in March 2006, insurance companies were allowed to invest, indirectly, in infrastructure projects. Insurance funds must be entrusted to trustee companies and invested in accordance with the instructions of the insurance companies and by and in the names of the trustee companies. A life insurance company may invest in infrastructure projects, on cost basis, up to 5% of its total assets as of the previous quarter. The amount of the investment, on a cost basis, by a life insurance company in each infrastructure project may not exceed 20% of the total budget of such project.

Equity investment in unlisted banks. In October 2006, the CIRC further expanded the scope of permitted investments to include equity interests in non-listed commercial banks, including state-owned commercial banks, joint stock commercial banks and city commercial banks in China. Such investments are either categorized as “ordinary investment”, for the investments less than 5% of the bank’s share capital or paid-in capital, or as “material investment”, for investments exceeding 5% of the bank’s share capital or paid-in capital. For purposes of such investment, an insurer may use its corporate capital, liability reserves with a liability term of over 10 years, as well as other funds as recognized by the CIRC. Such liability reserves exclude the funds invested in investment-linked and universal life products and other financial management type insurance products. An insurance asset management company may be entrusted to make investments in commercial banks.

The aggregate of ordinary and material investments in the banks may not exceed 3% of an insurer’s total assets at the end of the previous year. The balance of ordinary investments in a single bank may not exceed 1% of an insurer’s total assets at the end of the previous year. In addition, the balance of other material investments is required to be submitted to the CIRC for approval and the balance of corporate capital applied to material investments may not exceed 40% of the insurer’s paid-in capital as at the end of the previous year, minus accumulated losses. Insurers intending to invest in commercial banks using financing facilities must be approved by the CIRC.

The insurers must also satisfy certain requirements, such as good corporate governance, effective risk control, profitability, solvency and compliance requirements, before they can make investments in banks. For material investments, the insurers are further required to be able to accurately assess the performance and risks of the target bank. If an insurer wishes to purchase a 5% – 10% stake in a commercial bank, the insurer must have total assets at the end of the previous year of no less than RMB 20 billion (in the case of an insurance holding company) or RMB 100 billion (in the case of an insurance operating company). For investments greater than 10%, the applicable minimum assets test increases to RMB 30 billion (in the case of an insurance holding company) or RMB 150 billion respectively (in the case of an insurance operating company). We are qualified under these rules to make investments for more than 10% ownership in a commercial bank.

In principle, an insurer may not make material investment in more than two commercial banks.

To exit an investment in a commercial bank, an insurer is required to file with the CIRC for the transfer of an ordinary investment and to obtain CIRC approval for a transfer of a material investment. In the event the bank equity owned by an insurer is converted into tradable shares, the cost for acquiring such bank equity is required to be booked as part of the insurer’s stock market investment, which needs to comply with CIRC rules in respect thereof. If the specified stock investment percentage is exceeded, an insurer must make necessary adjustment within a specified time period to observe the regulatory restrictions in case of an ordinary investment. For material investments, the CIRC will issue separate provisions therefor.

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

An insurance company with a solvency ratio below 100% may be subject to a range of regulatory actions by the CIRC. If the solvency ratio is above 70%, the CIRC has the right to require the insurance company to submit and implement a corrective plan. If the insurer fails to come into compliance with the solvency requirement within the prescribed time period, the CIRC may require the insurance company, among other things, to raise additional share capital, to seek reinsurance of its insurance obligations, to restrict paying dividends on its shares or to restrict the acquisition of fixed assets or business operations or the establishment of branch offices.

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

If the solvency ratio falls below 30%, in addition to the right to take the regulatory actions described above, the CIRC also has the right to put the insurer into receivership.

Insurance companies are required to calculate and report annually to the CIRC their solvency margin and twelve additional financial ratios to assist it in monitoring the financial condition of insurers. A “normal range” of results for each of the twelve ratios is used as a benchmark. The departure from the “normal range” on four or more of the ratios can lead to regulatory actions being taken by the CIRC. The annual report is required to be submitted on or prior to April 15 of each year, based on audited financial information for the prior year. An independent external institution is required to be engaged by the insurance company to audit and issue an opinion on the dynamic solvency test included in the report.

Since June 2007, the CIRC has commenced to set up a Solvency Supervisory Standard Commission and published afterwards a series of related rules so as to reinforce the supervision over the solvency of the insurance industry. Any insurance company which has not satisfied or may not satisfy the solvency requirement is required to take such actions as capital increase or share issuance to meet the requirements by the second quarter of 2007. In addition, the annual and quarterly solvency report must comply with the updated requirements effective as of the year of 2007 and the third quarter of 2007, respectively.

For the financial year of 2007, among the twelve financial ratios, China Life’s ten financial ratios were within their normal ranges as determined by the CIRC. Our actual solvency ratio and our surrender rate were slightly higher than the normal range provided by the CIRC. Our solvency margin as of December 31, 2007 was approximately 5.25 times the minimum regulatory requirement. Our surrender rate was also higher than the normal range provided by the CIRC, which was primarily due to the trend towards investments in capital markets and implementation of enterprise annuity policies.

Registered capital deposit. Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with no more than three qualified commercial banks, each of which should, among other things, has registered capital of no less than RMB 4,000 million and has no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. In August 2007, insurance companies were further required to open no more than one deposit account at each bank for each kind of currencies. Only amounts which are part of the registered capital deposit requirement can be placed in this deposit account and the amount of each deposit could not be less than one million (in RMB or other foreign currencies) and the term of deposit should be no shorter than one year. The deposit saving agreement should be filed at the CIRC and the parties are forbidden to rescind the agreement without the CIRC’s prior approval. The following actions in relation to the deposits by the insurance company require prior approval from the CIRC:

•	to change the nature of the savings;

•	to withdraw the deposit on or before the due date (unless the deposit is re-saved at the same bank);

•	to transfer the deposit to another bank;

•	to use the deposit to pay off debts during a liquidation proceeding;

•	to partially withdraw the deposit due to the decrease of the registered capital; or

•	to utilize and dispose of the deposit in any other ways.

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

The CIRC has opened a special bank account at China Industrial and Commerce Bank to accept deposits of the contributions by life insurance companies, including pension companies, health insurance companies and life reinsurance companies. Insurance companies are required to deposit, by March 31, 2005, 50% of the total accumulated amount of contributions as of the end of 2004, and the balance by the end of 2005 into such account. Thereafter, the contributions will be made quarterly each year, with each payment equalling 25% of the total contributions made in the prior year, and necessary adjustments will be made at the end of the year to reflect the actual amount required to be contributed for that year.

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

These reserves are recorded as liabilities for purposes of determining an insurance company’s actual solvency. In May 2003, the CIRC issued a regulation, effective as of January 1, 2004, which affected the calculation of statutory reserves for certain insurance products. It had the general effect of increasing the reserves a life insurance company is required to make, thereby affecting its solvency as well as its income under PRC GAAP.

In January 2005, CIRC issued a new regulation requiring all life insurance companies to submit to the CIRC a new statutory actuarial report, on an annual basis, with respect to the operational results of their insurance business for the previous year. The most significant part of the new regulation is that a life insurance company is required to provide, in the actuarial report, their assessment of the sufficiency of their statutory reserves.

Actuaries. Insurance companies are required to appoint one or more actuarial professionals, certified by the CIRC, and must establish a system for actuarial reporting. The CIRC’s requirements provide that general actuaries must be appointed by April 30, 2008, after the actuary’s qualification has been reviewed and approved by the CIRC. The general actuary must report to the CIRC, in a timely manner, any major risks of the insurance company. The CIRC has further required that as of December 31, 2007, insurance companies must prepare and submit the annual actuarial report in compliance with the updated rules on preparing annual actuarial reports.

Market conduct. Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums. If any insurance policy or consulting service is provided through telephone sales, requisite office space, staff, facilities and supervising mechanism should be furnished. In addition, the telephone sale should be conducted directly by the insurance company and the provisions of the insurance policy, insurance rate and business area should be submitted to the CIRC for approval.

Insurance companies are subject to extensive regulation against any anti-competitive behaviour or unfair dealing conduct. They may not pay insurance agents, the insured or the beneficiary any rebates or other illegal payments, nor may they pay their agents commissions over and above the industry norm.

Insurance companies are required to comply with anti-money laundering regulations and establish internal operational procedures and anti-money laundering controlling systems. No insurance activity can be conducted for the purpose of illegal fundraising.

Compliance with regulatory requirements. Our management confirms that, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders cancelling their policies, our business may be materially and adversely affected” and “—Licensing requirements” above, we have complied in all material respects with all applicable regulatory requirements set out above.

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of not less than US$5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, has been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. In addition, since December 11, 2006, foreign insurance brokers have been permitted to set up wholly owned subsidiaries in China.

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

Minimum capital requirements. The registered capital of an insurance asset management company may not be lower than the greater of (1) RMB 30 million in cash; and (2) 0.1% of the insurance funds it manages, provided that the minimum capital is not required to exceed RMB 500 million.

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

Major Emergency Response Management. According to the guidelines of the CIRC announced in May 2007, an insurance asset management company is required to establish a monitoring and precaution mechanism for major emergencies.

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

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the insurance law because they do not meet the dual requirements of holding a CIRC qualification certificate and a business license from the local bureau of the SAIC. We believe this situation is shared by all major life insurance companies in China. Approximately 97.9% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management from office and reject the application of setting up branch offices by such insurance companies. At the end of 2007, the CIRC further required that no insurance company can enter into any agency agreement with the individual agent who is not holding a qualification certificate or engage the agent in any insurance sale activities. In addition, the agency agreement is not an employment agreement in its nature and the individual agent is not an employee of the insurance company.

We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate. It is our understanding that the SAIC does not have procedures in place to affect the registration and licensing of individual insurance agents. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our agents are required to be qualified and to be registered as business entities. If these qualification and registration requirements are enforced or result in policyholders cancelling their policies, our business may be materially and adversely affected”.

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

ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC

(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Insurance Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited(1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited(2)	The People’s Republic of China	75%(3) (directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

(2)	AMC, which is 60% owned by us, owns 50%

(3)	We own 55% and AMC, which is 60% owned by us, owns 20%

PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2007, we owned and leased 4,077 and 4,186 properties respectively, and had 215 properties under construction. Among the 4,077 properties owned by us, 32 properties are leased to independent third parties while the remaining properties are mainly occupied by us as office premises.

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

We are in the process of purchasing new office buildings for our headquarters in Beijing. We have entered into the relevant agreements for the purchase of the new office buildings and have paid approximately RMB 1,942 million (US$ 266 million), amounting to 99% of the purchase price. The remaining 1% of the purchase price is retained as retention monies and will be paid when the defects liability period has expired according to the terms of the agreement.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

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

Immediately following the restructuring, CLIC became our sole shareholder. Following our global offering in December 2003, CLIC became and remains our controlling shareholder, holding approximately 72.2% of our voting shares. Following our A share offering in December 2006, CLIC now holds approximately 68.4% of our voting shares as of the date of annual report. We have been providing management and other services to CLIC, including the administration of the run-off of the non-transferred policies, the management of the investment assets retained by CLIC (through AMC) and various other services for CLIC, for which we are paid fees. For a description of the restructuring and the other arrangements entered into in connection with the restructuring, see “Item 4. Information on the Company—History and Development of the Company—Our Restructuring” and “Item 7. Major Shareholders and Related Party Transactions”.

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 93 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2007. We also offer accident and short-term health insurance policies to individuals and groups.

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

In addition, AMC, an asset management joint venture established by us and CLIC, manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Information on the Company—Business Overview—Asset Management Business”. We own 60% of the joint venture, with CLIC owning the remaining 40%. We formed a property and casualty joint venture with CLIC, on December 30, 2006, with us owning 40% and CLIC owning the remaining 60%. See “Item 4. Information on the Company—Business Overview—Property and Casualty Business”. We formed a professional pension insurance company with CLIC and AMC on January 15, 2007, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. See “Item 4. Information on the Company—Business Overview—Pension Insurance Business”.

Financial Overview of our Business

We had total gross written premiums and policy fees of RMB 111,886 million (US$15,338 million) and net profit attributed to our shareholders of RMB 38,879 million (US$5,330 million) for the year ended December 31, 2007. Our principal business segments had the following results:

•

Individual life insurance had total gross written premiums and policy fees of RMB 98,484 million (US$13,501 million) in 2007, principally reflecting increases in renewal premiums, policy fees and new policy premiums.

•

Group life insurance had total gross written premiums and policy fees of RMB 1,503 million (US$206 million) in 2007, principally reflecting decreases primarily due to changes in government policies and market conditions.

•

Accident and health insurance had total gross written premiums of RMB 11,899 million (US$1,630 million) in 2007, principally reflecting our increased sales efforts for accident and health insurance business.

Our business and the business of CLIC, our predecessor, has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results, which present the historical results of our predecessor for the nine months ended September 30, 2003, the date on which the restructuring is treated as having occurred for accounting purposes, reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies and the new policies issued on or after our establishment, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates. As of December 31, 2007, the average guaranteed rate of return of our products was 2.31%.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 54.2% of total revenues in 2007.

•	policy fees for long-term investment–type insurance contracts and investment contracts (collectively, investment-type contracts). Policy fees accounted for 4.0% of total revenues in 2007.

•

investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 40.9% of total revenues in 2007.

In addition, following the restructuring, we receive service fees for policy management services we provide to CLIC. AMC, our asset management joint venture with CLIC, also receives asset management fees for asset management services provided to CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Our operating expenses primarily include:

•	insurance benefits provided to our policyholders, accident and health claims and claim adjustment expenses;

•	increases in long-term traditional insurance contract liabilities;

•	amortization of deferred policy acquisition costs;

•	underwriting and policy acquisition costs;

•	policyholder dividends resulting from participation in profits;

•	interests credited to long-term investment-type insurance contracts and investment contracts;

•	increases in deferred income; and

•	administrative and other expenses.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. In August 2006, the interest rate on one-year term deposits was further raised from 2.25% to 2.52%. During the year 2007, several revisions were made to the interest rate on one-year term deposits, which resulted in the further increase of the interest rate from 2.52% to 4.14%. Due to China’s recent fast growing economy, the Chinese government may take certain measures, including further raising interest rates, in an effort to ensure sustainable economic growth. If the interest rates were to be further increased, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates. See “—Financial Overview of Our Business”. As of December 31, 2007, the average guaranteed rate of return of our products was 2.31%.

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

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets. Since 2004, we have been allowed to invest in convertible bonds, certain subordinated indebtedness and bonds, shares listed on China’s stock markets, which are denominated and traded in Renminbi and infrastructure projects. We received the CIRC’s approval in 2006 to make overseas investments in qualified term deposits, fixed maturity securities and shares of Chinese companies listed on specified overseas stock exchanges. The Interim Measures for the Overseas Investment with Insurance Funds implemented in June 2007 provided us with additional overseas investment channels. The detailed implementation rules to such interim measures are in the process of being drafted by relevant regulatory bodies and have not been released. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2005, 2006 and 2007.

	For the year ended December 31,
	2005	2006	2007
Debt securities	(92)	—	(3,403)
Equity securities	(651)	—	—

Total	(743)	—	(3,403)

Impairments relating to the bonds entrusted with Min Fa Security Company Limited that encountered financial difficulties in 2004, resulted in an impairment change of RMB 92 million for 2005. See Note 21 of the notes to the financial statements included elsewhere in this annual report. Impairments in 2005 relating to certain open-ended investment funds we purchased in previous years at a higher price, resulted in an impairment charge of RMB 651 million. See Note 21 of the notes to the financial statements included elsewhere in this annual report. There were no impairment charges in 2006. Impairments in 2007 relating to the decrease in the value of certain debt securities we purchased in previous years due to recent changes in market conditions and investment environment, resulted in an impairment charge of RMB 3,403 million.

Available-for-sale/non-trading securities comprised of the following asset classes as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	49,180	49,922	60,058	60,352	83,137	80,588
Government agency bonds	30,776	30,662	78,300	78,721	111,906	107,154
Corporate bonds	10,806	11,315	31,001	30,752	46,464	43,742
Subordinated bonds/debts	4,458	4,526	7,068	7,043	10,462	9,898

Subtotal	95,220	96,425	176,427	176,868	251,969	241,382

Equity securities
Funds	24,845	25,114	20,535	32,869	37,513	60,624
Common stocks	1,009	1,147	15,876	29,725	51,714	115,509
Warrants	—	—	—	1	—	—

Subtotal	25,854	26,261	36,411	62,595	89,227	176,133

Total	121,074	122,686	212,838	239,463	341,196	417,515

We had gross unrealized gains of RMB 88,588 million (US$12,144 million) and gross unrealized losses of RMB 12,269 million (US$1,682 million) as of December 31, 2007. We had gross unrealized gains of RMB 28,097 million and gross unrealized losses of RMB 1,472 million as of December 31, 2006. We had gross unrealized gains of RMB 2,674 million and gross unrealized losses of RMB 1,062 million as of December 31, 2005. The total unrealized losses as of December 31, 2007, 2006 and 2005 were 2.9%, 0.6%, and 0.9% of total available-for-sale/non-trading securities. The unrealized losses as of December 31, 2007 related primarily to decreases in the price of debt securities resulting from the several increases of interest rates by the PBOC in 2007. The unrealized losses as of December 31, 2006 related primarily to mark to market adjustments to bonds and securities investment funds. These unrealized losses as of December 31, 2005 related primarily to mark to market adjustments to government and government agency bonds. The SSE Index, a major stock exchange index in China was 1,161 points on December 31, 2005, a further decrease from 2004. The index was 2,675 points on December 31, 2006, which was a 130.4% increase from 2005. The index was 5,261 points on December 31, 2007, which was a 96.7% increase from 2006. This resulted in a significant decrease in total unrealized losses. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of available-for-sale/non-trading securities has continuously been in an unrealized loss position as of December 31, 2007, 2006 and 2005.

As of December 31, 2007	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(3,790)	(7,942)	—	(11,732)
Carrying amounts	74,628	62,759	—	137,387
Unrealized losses as a percentage of carrying amounts	5.08%	12.65%	—	8.54%

Equity securities
Unrealized losses	(537)	0	—	(537)
Carrying amounts	4,324	1	—	4,325
Unrealized losses as a percentage of carrying amounts	12.42%	0%	—	12.42%

Total
Total unrealized losses	(4,327)	(7,942)	—	(12,269)
Total carrying amounts	78,952	62,760	—	141,712
Unrealized losses as a percentage of carrying amounts	5.48%	12.65%	—	8.66%

As of December 31, 2006	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(819)	(290)	(227)	(1,336)
Carrying amounts	53,352	9,068	9,212	71,632
Unrealized losses as a percentage of carrying amounts	1.54%	3.20%	2.46%	1.87%

Equity securities
Unrealized losses	(136)	—	—	(136)
Carrying amounts	1,273	—	—	1,273
Unrealized losses as a percentage of carrying amounts	10.68%	—	—	10.68%

Total
Total unrealized losses	(955)	(290)	(227)	(1,472)
Total carrying amounts	54,625	9,068	9,212	72,905
Unrealized losses as a percentage of carrying amounts	1.75%	3.20%	2.46%	2.02%

As of December 31, 2005	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(647)	(1)	(261)	(909)
Carrying amounts	29,235	17	9,520	38,772
Unrealized losses as a percentage of carrying amounts	2.21%	5.88%	2.74%	2.34%

Equity securities
Unrealized losses	(58)	(95)	—	(153)
Carrying amounts	3,267	1,696	—	4,963
Unrealized losses as a percentage of carrying amounts	1.78%	5.60%	—	3.08%

Total
Total unrealized losses	(705)	(96)	(261)	(1,062)
Total carrying amounts	32,502	1,713	9,520	43,735
Unrealized losses as a percentage of carrying amounts	2.17%	5.60%	2.74%	2.43%

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where these are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary for equity securities, we consider several factors including but not limited to the following:

•	the extent and the duration of the decline;

•	the financial condition of and near-term prospects of the issuer; and

•	our ability and intent to hold the investment for a period of time to allow for a recovery of value.

Should we conclude that an unrealized loss is other-than-temporary, relevant financial assets are written down to their net realized value and the charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement. See “—Critical Accounting Policies”.

As of December 31, 2007, our total investment assets were RMB 850,209 million (US$116,553 million) and the investment yield for the year ended December 31, 2007 was 5.76%. The investment yield primarily reflected increased investments in equity securities, favorable adjustment of our investment portfolio and favorable capital market conditions. As of December 31, 2006, our total investment assets were RMB 686,804 million and the investment yield for the year ended December 31, 2006 was 4.27%. The investment yield primarily reflected increased investments in debt and equity securities, favorable capital market conditions in 2006 compared to 2005, particularly the PRC securities market, as well as systematic adjustment of our investment strategies and expanded investment channels for insurance companies.

As of December 31, 2005, our total investment assets were RMB 494,356 million and the investment yield for the year ended December 31, 2005 was 3.86%.

For 2005, 2006 and 2007, we calculated the investment yields for a given year by dividing the net investment income for that year by the average of the ending balance of that year and the previous year.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2005, 2006 and 2007 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2005	2006	2007	2007	(2005-2007)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	23,494	28,257	32,118	4,402	16.92%

Endowment:
Gross written premiums	35,480	43,582	40,278	5,522	6.55%
Deposits	60,310	69,583	70,331	9,741	7.99%

Annuities:
Gross written premiums	4,231	8,247	19,024	2,608	112.05%
Deposits	2,173	772	1,013	108	(31.72)%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	698	912	687	154	(0.79)%
Deposits	101	169	771	64	176.29%

Annuities:
Gross written premiums	169	232	189	26	5.75%
Deposits	21,528	18,411	19,804	2,554	(4.09)%

Endowment:
Premiums	—	—	—	—	—
Deposits	1,834	2,506	1,583	217	(7.10)%

Accident and health insurance business(2)

Accident gross written insurance premiums	5,135	5,148	5,495	753	3.45%
Health gross written insurance premiums	5,732	5,942	6,404	878	5.70%

(1)	including long-term health and accident products

(2)	including short-term health and accident products only

Our revenues and profitability are affected by changes in the mix of products we offer. In recent years, the Chinese insurance market has been moving away from insurance policies offering fixed rates of return in favor of participating and investment-related products, and we expect these trends to continue. Consistent with these trends, participating life insurance and annuity products, have been our fastest-growing individual life insurance products.

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

Products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated income statement as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended December 31, 2007, total deposits were RMB 94,227 million (US$12,917 million), an increase of 3.05% from RMB 91,441 million in 2006. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of 2003, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the years ended December 31, 2007, 2006 and 2005, 7.5%, 9.3% and 9.3% of our total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums in 2005. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC’s regulations, prior to 2003, life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, as statutory reinsurer. The statutory reinsurance requirement was phased out beginning in 2003 and from the beginning of 2006 there is no such statutory requirement. We are also party to various reinsurance agreements with China Life Re for the reinsurance of individual risks, group risks and defined blocks of business. As of December 31, 2007, substantially all of our ceded premiums had been ceded to China Life Re.

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

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with HKFRS requires us to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

Interest rates assumptions are based upon estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we established the discount rates for policies issued in 2005, 2004 and 2003, respectively, such that they increase annually from 4.0%, 3.7% and 3.65% for the year of issuance to 5.2% for the year 2013 and the years after, 5.17% for the year 2013 and the years thereafter and 5.0% for the year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. We established the discount rate for policies issued in 2006, such that it is 5.0% for the year of 2006 and increases annually from 4.6% for the year of 2007 to 5.4% for the year 2013 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.6%, as applicable. We established the discount rate for policies issued in 2007, such that it is 5.5% for the year of 2007 and the years after, with a provision for adverse deviation of 0.5%. The interest rates we assume for future years reflect our expectations of the future economic conditions and our investment strategies.

•

Our assumptions for mortality and morbidity rates vary by age of the insured, and lapse rates vary by contract type. They are based on expected experience at date of contract issue plus, where applicable, a margin for adverse deviation. We review our assumptions for mortality, morbidity and lapse rates periodically, and adjust the assumption rates, where appropriate, for the policies to be issued in the subsequent year. The lapse rates of our policies in 2007 did not change significantly compared with 2006. The lapse rates of certain types of policies were higher in 2005 than in 2004 and higher in 2004 than in 2003, which we believe was primarily due to an increase in competition and the impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the PBOC, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. The CIRC recently issued new series of life tables, as well as relevant rules on the application of these new tables, effective as of January 1, 2006, which require all life insurance companies in China to use these new tables for the calculation of minimum statutory reserves under the PRC GAAP. In addition, commencing from January 1, 2006, Chinese life insurance companies are no longer required to use designated life tables for product pricing.

•

Our assumptions for policy administration expenses are based on an analysis of actual experience. We have estimated the percentage of premiums costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto; 1.75% of premiums for 2003, 1.65-2.55% of premiums for individual life products and 1.65% of premiums for group life products, for 2004; 1.50-1.80% of premiums for individual life products and 1.30% of premiums for group life products, for 2005; and 1.60%-1.85% of premiums for individual life products and 1.50% of premiums for group life products, for 2006 and 2007, in each case plus a fixed per-policy expense.

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

The liability for long-term investment type insurance contracts and investment contracts with discretionary participation features are recognized as accumulation of deposits received less charges plus interest credited.

For participating business, included in long-term traditional insurance contracts, long term investment type insurance contracts and investment contracts with discretionary participation features, we determine annually the amount of distributable surplus that must ultimately be paid to the participating policyholders in the form of policyholder dividends. Distributable surplus includes the life policyholders’ share of net investment income, unrealized appreciation of certain investments and mortality gains associated with the participating business. This share is specified by the insurance contract or by local insurance regulations. Each year, management determines how much of the total distributable surplus is to be paid in the form of policyholder dividends during the following fiscal year.

Investment contracts without discretionary participation feature. Investment contracts without discretionary participation feature are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without discretionary participation feature is recognized as the accumulation of deposits received less charges plus interest credited.

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

Valuation of Investments

Debt securities that we have the ability and positive intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the short term are classified as financial assets at fair value through income. Debt securities and equity securities other than those classified as held-to-maturity or financial assets at fair value through income are classified as available-for-sale securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment and if the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to income statement. The following are the policies used:

Financial assets at fair value through income. This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial asset may be designated at fair value through income at inception by us.

Held-to-maturity securities. Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that we have the positive intention and ability to hold to maturity.

Available-for-sale securities. Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

Financial assets other than those accounted as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary for equity securities, we consider several factors including, but not limited to the following: (a) the extent and duration of the decline; (b) the financial condition, and near-term prospects, of the issuer; and (c) our ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realized value, and the charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement.

The fair value of the financial assets and liabilities is determined as follows:

Debt securities. The fair values of debt securities are generally based on current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

Equity securities. The fair values of equity securities are generally based on current bid prices. Where current bid prices are not readily available, fair values are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities, for which fair values can not be measured reliably, are recognized at cost less impairment.

Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase. The fair values of term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase approximate the carrying amounts of these assets in the balance sheet.

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

Net investment income Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive a dividend payment is established.

Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

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

Recently Issued Accounting Standards

In September 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. We adopted this guidance on January 1, 2007 and it did not have a material effect on our consolidated financial position or results of operations.

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows us to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. FAS 155 is effective for our fiscal year ending December 31, 2007. We adopted this guidance on January 1, 2007 and it did not have a material effect on our consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. In May 2007, the FASB issued FSP 48-1,”Definition of Settlement in FASB Interpretation No. 48,” which amended FIN 48, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits, effective upon the initial adoption of FIN 48. We adopted FIN 48 on January 1, 2007 and it did not have a material effect on our consolidated financial position or results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. Also in February 2008, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of FAS 157 to fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. We are currently assessing the impact of FAS 157 on our consolidated financial position and results of operations.

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

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively to financial statements for all periods presented. We are currently assessing the impact of FSP FIN 39-1 on our consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” FAS 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The noncontrolling interests’ share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. Upon adoption, FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. We are currently assessing the impact of FAS 160 on our consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 141R, “Business Combinations.” This statement addresses the accounting for business acquisitions with a number of changes. Among other things, the new standard broadened the transactions or events that are considered business combinations. It requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to December 31, 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited, and generally applies to business acquisitions completed after December 31, 2008. We are currently assessing the impact of FAS 141R on our consolidated financial position and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing and presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. We are currently assessing the impact of this FSP on our consolidated financial position and results of operations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 4.8%, 1.5%, 1.8%, 3.9% and 1.2% in 2007, 2006, 2005, 2004 and 2003, respectively.

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

OPERATING RESULTS

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB 12,557 million, or 12.7%, to RMB 111,404 million in 2007 from RMB 98,847 million in 2006. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses and policy fees from the individual life insurance business. Net premiums earned from participating products of long-term traditional insurance contracts were RMB 46,972 million in 2007, an increase of RMB 5,971 million, or 14.6%, from RMB 41,001 million in 2006. This increase was primarily due to our increased sales efforts for participating endowment products. Of total net premiums earned in 2007, RMB 1,978 million was attributable to single premium products and RMB 90,304 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2006, RMB 2,205 million was attributable to single premium products and RMB 78,952 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB 11,951 million, or 13.8%, to RMB 98,470 million in 2007 from RMB 86,519 million in 2006. This increase was primarily due to increases in renewal premiums, policy fees and new policy premiums.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB 232 million, or 13.4%, to RMB 1,503 million in 2007 from RMB 1,735 million in 2006. This decrease was primarily due to changes in government policies and market conditions.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB 838 million, or 7.9%, to RMB 11,431 million in 2007 from RMB 10,593 million in 2006. Gross written premiums earned from the accident insurance business increased by RMB 347 million, or 6.7%, to RMB 5,495 million in 2007 from RMB 5,148 million in 2006 and gross written premiums earned from the health insurance business increased by RMB 462 million, or 7.8%, to RMB 6,404 million in 2007 from RMB 5,942 million in 2006. These increases were primarily due to our increased sales efforts for accident and health insurance businesses.

Net Investment Income

Net investment income increased by RMB 19,078 million, or 76.5%, to RMB 44,020 million in 2007 from RMB 24,942 million in 2006. This increase was primarily due to the growth in investment assets during 2007 and an increase in investment yield.

As of December 31, 2007, total investment assets were RMB 850,209 million, an increase of RMB 163,405 million, or 23.8%, from RMB 686,804 million in 2006. The net investment yield for the year ended December 31, 2007 was 5.76%, a 1.49 percentage point increase from the net investment yield of 4.27% for the year ended December 31, 2006. This increase was primarily due to increased investments in equity securities, favorable adjustment of our investment portfolio and favorable capital market conditions.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB 13,790 million, or 864.6%, to RMB 15,385 million in 2007 from RMB 1,595 million in 2006. This increase was primarily due to an increase of the proportion of equity securities, favorable capital market conditions and the Company realizing gains on a portion of its equity securities.

Net Fair Value Gains on Assets at Fair Value Through Income (Held-for-Trading)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) decreased by RMB 1,201 million, or 6.0%, to RMB 18,843 million in 2007 from RMB 20,044 million in 2006. In particular, net fair value gains on assets at fair value through income (held-for-trading) of RMB 366 million on debt securities, which increased RMB 61 million, or 20.0%, from RMB 305 million in 2006. This increase was primarily due to an increase in trading of short-term bonds taking advantage of a raise in interest rates. Net fair value gains on assets at fair value through income (held-for-trading) of RMB 18,477 million on equity securities decreased by RMB 1,262 million, or 6.4%, from RMB 19,739 million in 2006. This decrease was primarily due to a decrease of the proportion of financial assets held for trading.

Other Income

Other income decreased by RMB 163 million, or 8.7%, to RMB 1,720 million in 2007 from RMB 1,883 million in 2006. This was primarily due to a decrease in the fee income received from China Life Insurance (Group) Company, or CLIC, for assisting CLIC to manage its non-transferred policies.

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB 2,786 million, or 3.0%, to RMB 94,227 million in 2007 from RMB 91,441 million in 2006. This increase was primarily due to an increase in business volume. Policy fees increased by RMB 594 million, or 8.4%, to RMB 7,691 million in 2007 from RMB 7,097 million in 2006. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB 1,432 million, or 1.8%, to RMB 83,181 million in 2007 from RMB 81,749 million in 2006. Total policy fees from participating products increased by RMB 370 million, or 7.1%, to RMB 5,563 million in 2007 from RMB 5,193 million in 2006.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB 1,714 million, or 2.4%, to RMB 72,069 million in 2007 from RMB 70,355 million in 2006. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB 563 million, or 8.7%, to RMB 7,064 million in 2007 from RMB 6,501 million in 2006. This increase was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB 1,072 million, or 5.1%, to RMB 22,158 million in 2007 from RMB 21,086 million in 2006. This increase was primarily due to an increase in the sales volume of investment-type contracts. Policy fees from the group life insurance business increased by RMB 31 million, or 5.2%, to RMB 627 million in 2007 from RMB 596 million in 2006. This change was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 7,868 million, or 11.5%, to RMB 76,288 million in 2007 from RMB 68,420 million in 2006. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB 6,633 million, or 61.4%, to RMB 17,430 million in 2007 from RMB 10,797 million in 2006. This increase was primarily due to an increase in the number of policies in force and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 15.6% and 10.9% in 2007 and 2006 respectively. Interest credited to long-term investment-type insurance contracts increased by RMB 795 million, or 12.4%, to RMB 7,181 million in 2007 from RMB 6,386 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB 4,411 million, or 13.1%, to RMB 37,962 million in 2007 from RMB 33,551 million in 2006. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB 4,596 million, or 98.8%, to RMB 9,248 million in 2007 from RMB 4,652 million in 2006; the increase in liability of long-term traditional insurance contracts decreased by RMB 797 million, or 3.4%, to RMB 22,548 million in 2007 from RMB 23,345 million in 2006; and the interest credited to long-term investment-type insurance contacts increased by RMB 612 million, or 11.0%, to RMB 6,166 million in 2007 from RMB 5,554 million in 2006.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB 8,585 million, or 14.2%, to RMB 68,990 million in 2007 from RMB 60,405 million in 2006. This increase was due to an increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 6,338 million, or 62.6%, to RMB 16,463 million in 2007 from RMB 10,125 million in 2006. This increase was primarily due to an increase in the number of policies in force, the accumulation of liabilities and an increase in the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by RMB 1,455 million, or 3.3%, to RMB 45,370 million in 2007 from RMB 43,915 million in 2006. The increase in liability of long-term traditional insurance contracts was primarily due to an increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB 61 million, or 6.0%, to RMB 955 million in 2007 from RMB 1,016 million in 2006. This decrease was primarily due to a decrease in the increment of long-term traditional insurance contracts liabilities but offset in part by an increase in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB 295 million, or 43.9%, to RMB 967 million in 2007 from RMB 672 million in 2006 and the increment in long-term traditional insurance contracts liabilities decreased by RMB 359 million, or 111.1%, to RMB (36) million in 2007 from RMB 323 million in 2006. This decrease was primarily due to a decrease in the contracts in force.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business decreased by RMB 656 million, or 9.4%, to RMB 6,343 million in 2007 from RMB 6,999 million in 2006. This decrease was primarily due to improvements in our insurance products structure.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB 142 million, or 14.3%, to RMB 1,138 million in 2007 from RMB 996 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB 138 million, or 14.5%, to RMB 1,089 million in 2007 from RMB 951 million in 2006.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income decreased by RMB 1,748 million, or 15.1%, to RMB 9,859 million in 2007 from RMB 11,607 million in 2006. This decrease was primarily due to an increase in amortization of deferred income resulting from the increase in investment yield.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 11,634 million, or 66.0%, to RMB 29,251 million in 2007 from RMB 17,617 million in 2006. This increase was primarily due to an increase in investment yield for participating products, an increase in business volume, as well as an increase in our reserves for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB 3,202 million, or 31.2%, to RMB 13,461 million in 2007 from RMB 10,259 million in 2006. This increase was primarily due to an increase in the number of policies in force and overall amount of business and an increase in investment income in 2007.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB 310 million, or 12.8%, to RMB 2,725 million in 2007 from RMB 2,415 million in 2006. Underwriting and policy acquisition costs were approximately 2.5% and 2.4% of net premiums earned and policy fees in 2007 and 2006, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB 157 million, or 8.4%, to RMB 2,019 million in 2007 from RMB 1,862 million in 2006. This increase was primarily due to the increase in business volume during the period. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB 150 million, or 27.1%, to RMB 703 million in 2007 from RMB 553 million in 2006. This increase was primarily due to the increase in business volume and increased market competition.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 2,459 million, or 26.3%, to RMB 11,798 million in 2007 from RMB 9,339 million in 2006. This increase primarily reflected the increase in business volume and increased expenses in connection with improvements to company internal management.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB 792 million, or 92.2%, to RMB 1,651 million in 2007 from RMB 859 million in 2006. This increase primarily reflected an increase in foreign exchange losses due to the appreciation of the RMB and an increase of policyholder dividend crediting interest.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB 777 million, or 14.0%, to RMB 6,331 million in 2007 from RMB 5,554 million in 2006. This increase was primarily due to the increase in our profit. Our effective tax rate for 2007 was 13.9%, which decreased by 7.8% from an effective tax rate for 2006 of 21.7%. The decrease was due to a decrease in the statutory tax rate from 33% for 2007 to 25% for 2008 with effect from January 1, 2008 which resulted in a decrease in our deferred tax liability.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB 18,923 million, or 94.8%, to RMB 38,879 million in 2007 from RMB 19,956 million in 2006.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB 17,539 million, or 74.1%, to RMB 41,202 million in 2007 from RMB 23,663 million in 2006. This increase was primarily due to the increases in investment income and business volume.

Group Life Insurance Business

Net profit in the group life insurance business increased by RMB 699 million, or 80.9%, to RMB 1,563 million in 2007, from RMB 864 million in 2006. This increase was primarily due to an increase in investment yield.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB 1,347 million, or 133.5%, to RMB 2,356 million in 2007 from RMB 1,009 million in 2006. The increase in profitability was primarily due to favorable adjustment of our insurance products structure and increase in investment income.

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

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2007, the amount of cash and cash equivalents was RMB 25,317 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2007, the amount of term deposits was RMB 168,594 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2007, investments in debt securities had a fair value of RMB 439,067 million. As of December 31, 2007, investments in equity securities had a fair value of RMB 195,147 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Net cash provided by operating activities was RMB 122,854 million in 2007, an increase of RMB 42,502 million from RMB 80,352 million in 2006. This increase was primarily due to increased sales and the maturity of financial assets at fair value through income (held-for-trading). Net cash provided by operating activities was RMB 80,352 million in the year ended December 31, 2006, an increase of RMB48,524 million from RMB 31,828 million in the year ended December 31, 2005. This increase was primarily due to increased sales and the maturity of financial assets at fair value through income (held-for-trading)

Net cash used in investment activities was RMB 138,514 million in 2007, a decrease of RMB 2,524 million from RMB 141,038 million in 2006. This decrease was primarily due to our increased sales of debt securities. Net cash used in investment activities was RMB 141,038 million in the year ended December 31, 2006, an increase of RMB 49,698 million from 2005. This increase in cash used in investing activities was primarily due to an increase in our debt securities and term deposits.

Net cash provided by financing activities was RMB (8,729) million in 2007, a decrease of RMB 92,042 million from RMB 83,313 million in 2006. This change was primarily due to large benefit payments under long-term investment type insurance contracts and investment contracts. Net cash provided by financing activities was RMB 83,313 million in the year ended December 31, 2006, an increase of RMB 22,596 million from 2005. The changes in cash provided by financing activities over these periods were primarily due to the cash proceeds from our A shares offering in December 2006.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As at the end of 2007, part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation during its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-currency denominated debts in China. We used approximately HK$1,175 million for investments in H shares of Bank of China Limited during its initial public offering in May 2006, approximately HK$2,000 million for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation Limited, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. We received such cash proceeds on December 29, 2006. The cash proceeds from our A share offering were used to increase our share capital.

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual solvency margin of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum solvency margin it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements” The following table shows the Company’s solvency ratio as of December 31, 2007:

As of December 31, 2007
(RMB in millions, except percentage data)
Actual solvency margin	168,357
Minimum solvency margin	32,054
Solvency ratio	525%

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

Our solvency margin as of December 31, 2007 was approximately 5.25 times the minimum regulatory requirement. Among the twelve financial ratios, ten financial ratios were within their normal ranges as determined by CIRC. Our actual solvency ratio was slightly higher than the normal range provided by the CIRC. The increase in our actual solvency ratio was due to a change in relevant CIRC requirements for the calculation of the solvency ratio and a significant increase in our investment income. Our surrender rate was also higher than the normal range provided by the CIRC, which was primarily due to the trend towards investments in capital markets and implementation of enterprise annuity policies.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments as of December 31, 2007.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
As of December 31, 2007
Securities sold under agreements to repurchase	100	—	—	—	100
Off balance sheet operating leases	206	234	82	29	551
Capital commitments	663	—	—	—	663
Total	969	234	82	29	1,314
Long-term Business
Long-term traditional insurance contracts	23,870	50,536	52,127	925,213	1,051,746
Long-term investment type insurance contracts	76,974	102,931	93,760	158,383	432,048
Investment contracts with discretionary participation feature	14,101	16,141	9,829	43,361	83,432
Investment contracts without discretionary participation feature	871	519	246	821	2,457
Short-term Business	5,564	—	—	—	5,564

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for long-term business and short-term business in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2007, relating to premiums received through December 31, 2007. No consideration is given to future premiums payments or deposits from policyholders (and the cash flows resulting therefrom), even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2007 and do not reflect the impact of future premiums or future new deposits, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2007. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2007.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “—Overview”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we have not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

RECONCILIATION OF HONG KONG FINANCIAL REPORTING STANDARDS (HKFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements contained in this annual report have been prepared in accordance with HKFRS. There are no material differences between HKFRS and U.S. GAAP that had an effect on net profit for the years ended December 31, 2006 and 2005 and shareholders’ equity as at December 31, 2007 and 2006.

The corporate income tax rate applicable to China Life decreased from 33% for 2007 to 25% for 2008 with effect from January 1, 2008. Such tax rate changes are treated differently under HKFRS and U.S. GAAP, which resulted in an increase of RMB 4,746 million for the net profit under U.S. GAAP and a corresponding decrease of RMB 4,746 million for the equity reserves balance under U.S. GAAP for the year ended December 31, 2007. See Note 35 of the notes to the consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Yang Chao	58	Chairman of the Board and executive director
Wan Feng	50	Executive director and Vice President
Lin Dairen	49	Vice President
Liu Yingqi	50	Vice President
Liu Jiade	45	Vice President
Zhou Ying	54	Chairman of Communist Party Disciplinary Commission
Su Hengxuan	45	Assistant to President
Shi Guoqing	56	Non-executive director
Zhuang Zuojin	56	Non-executive director
Long Yongtu	64	Independent non-executive director
Sun Shuyi	67	Independent non-executive director
Ma Yongwei	65	Independent non-executive director
Chau Tak Hay	65	Independent non-executive director
Cai Rang	51	Independent non-executive director
Ngai Wai Fung	46	Independent non-executive director
Liu Lefei	35	Chief investment officer
Liu Anlin	45	Chief information technology officer
Liu Ting’an	46	Secretary of the Board
Shiu Wai Chung	54	Chief actuary

Directors

Yang Chao became the Chairman of the Company in July 2005 and the President of China Life Insurance (Group) Company in May 2005. Between May 2005 and January 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Between 1996 and 2000, Mr. Yang was the Chairman and President of CIC Holding (Europe) Limited. Between 1977 and 1996, Mr. Yang had been a staff member of Bank of China, Shanghai branch, a staff member, Deputy Division Chief, Assistant to General Manager and Deputy General Manager of The People’s Insurance Company of China, Shanghai branch, the General Manager of The People’s Insurance Company of China, Shanghai Pudong branch, the General Manager of the Sales Department of The People’s Insurance Company of China and the General Manager of the Sales Department of The People’s Insurance (Group) Company of China. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries.

Wan Feng has been our president since September 2007. He is also the vice president of CLIC and the chairman of China Life Pension. He has been an executive director of our company since June 2006 and a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by our board resolution since January 31, 2007. Mr. Wan also serves as a director of CLPCIC since November 2006 and a director of China Life Insurance Asset Management Company Limited since January 2006. Prior to joining China Life, Mr. Wan served as a vice president of CLIC and general manager of its Shenzhen branch since 1999 and director of China Life—CMG since 1999. Other positions in Mr. Wan’s 26-year career in the insurance industry include general manager of the Shenzhen branch of PICC Life from 1997 to 1999. Before that, Mr. Wan had also served as a director and senior vice president of the Hong Kong branch of Tai Ping Life Insurance Company, assistant president of the Hong Kong branch of CLIC and deputy chief of the life insurance division at The People’s Insurance Company of China, Jilin branch. He graduated from Jilin College of Finance and Trade with a bachelor’s degree in economics; The Open University of Hong Kong with a Master’s degree in Business Administration; and Nankai University in Tianjin with a doctorate degree in finance. Mr. Wan was awarded special allowance by the State Council and is a senior economist.

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

Zhuang Zuojin has been a non-executive director of our company since June 2006, and a vice president of CLIC since August 2003. Ms. Zhuang also serves on the boards of China Life Insurance Asset Management Company Limited since June 2004, China Life Asset Management (Hong Kong) Company Limited (since renamed China Life Franklin Asset Management Company Limited) since May 2006, and China Life-CMG since June 2000. Ms. Zhuang was an assistant to the president of CLIC from March 1999 to August 2003, and a vice general manager of the Zhejiang branch of CLIC, and the general manager of the Hangzhou branch of CLIC from March 1999 to October 2000. Ms. Zhuang was also the president of China Life Insurance Trust and Investment Company from June 1999 to October 2000, and a vice general manager of the Zhejiang branch of

PICC Life, and the general manager of the Hangzhou branch of PICC Life from July 1996 to March 1999. From 1981 to 1996, she acted as accounting staff, deputy chief, chief and chief accountant of the planning and finance division of the Zhejiang branch of the People’s Insurance Company of China. Ms. Zhuang graduated from the Correspondence College of the Central Party School with major in economics management, and studied Probability Statistics (insurance actuarial oriented) at Zhejiang University from September 1999 to January 2000. She is a senior accountant and has worked in insurance companies for over 27 years with extensive experience in insurance business operation and management. She is currently the vice president of Financial Accounting Society of China.

Long Yongtu has been an independent non-executive director of our company since 2003 and is also the General Secretary of Boao Asian Forum. Before leaving government service in early 2003, Mr. Long served as Vice Minister and Chief Negotiation Representative of MOFTEC, now the Ministry of Commerce, from 1997 onwards. Mr. Long also served as Assistant to the Minister, Director of International Trade and Economic Affairs and as Director of International Communication in the same ministry. Between 1980 and 1991, Mr. Long served as a senior officer at the regional project department of UNDP, Deputy Representative of the UNDP Korean Delegate Office and Deputy Director of China International Center for Economic and Technical Exchanges. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974 and received an Honorary Doctorate of Economics from the London School of Economics and Political Science in 2005.

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

Ma Yongwei has been an independent non-executive director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. Mr. Ma possesses more than 37 years’ experience in the banking and insurance industries. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company. From 1994 to 1996, he served as chairman and president of former PICC. From 1982 to 1994, Mr. Ma served as deputy chief of the agricultural credit division of Agricultural Bank of China, Anhui Branch, vice governor of Anhui Branch, and vice governor and governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma is a researcher.

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

Cai Rang has been an independent non-executive director of our company since 2004. Mr. Cai is the party secretary and deputy general manager of China Steel Research Technology Group, and vice chairman of Advanced Technology & Materials Co., Ltd. He is also a committee member of Chinese People’s Political Consultative Conference of Beijing and a committee member of Chinese People’s Political Consultative Conference. From 1998 to 2007, he was the president of Advanced Technology of Materials Co., Ltd. From 1987 to 2001, he was a division chief, deputy chief economist, assistant to director and deputy director of the Central

Iron and Steel Research Institute. Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University in 1982 with a bachelor’s degree of engineering. He studied at the New York State University from 1984 to 1986, and graduated with an MBA degree. He pursued on-the-job studies at the School of Business Administration of Renmin University of China from 1997 to 2001 and obtained a doctorate degree in business administration. From 1997 to 1998, Mr. Cai was a visiting professor at the Cambridge University in the United Kingdom. Mr. Cai is a professor-level senior engineer and was awarded special allowance by the State Council.

Ngai Wai Fung became an Independent Non-Executive Director of the Company in December 2006. He is the Non-executive Chairman of Top Orient Group of Companies, Director and head of listing services of KCS Limited (formally the commercial division of KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries, and the Chairman of its China Affairs Committee and Membership Committee. He has held many senior management positions, including executive Director, chief financial officer and company secretary of a number of listed companies in Hong Kong, including COSCO, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Ltd. Mr. Ngai has over 18 years of senior management experience, most of which is in the areas of finance, accounting, internal control and regulatory compliance for issuers including major H share and red chip companies. Mr. Ngai played a leading role or took part in important corporate finance projects such as listing, acquisitions and mergers and bond issuance. He has provided professional services and support in regulatory compliance, corporate governance and secretarial services to various state-owned enterprises and red chip companies. He is a fellow of The Association of Chartered Certified Accountants, Hong Kong Institute of Certified Public Accountants, fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries, and member of The Hong Kong Institute of Directors and Hong Kong Securities Institute. Mr. Ngai graduated from Andrews University of Michigan in 1992, and obtained a Masters Degree in Business Administration, and graduated from Hong Kong Polytechnic University in 2002, and obtained a Masters Degree in Finance. He is currently studying for a doctorate in Finance at the Shanghai University of Finance and Economics.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position

Xia Zhihua	53	Chairperson of Board of Supervisors
Wu Weimin	56	Supervisor
Qing Ge	57	Employee Representative Supervisor
Yang Hong	41	Employee Representative Supervisor
Tian Hui	56	Outside supervisor

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

Wu Weimin has been a supervisor of our company since 2003. Mr. Wu serves as the general manager of the compliance department of our company. Prior to assuming this role, Mr. Wu had served as deputy secretary of the disciplinary committee, director of the supervision office, deputy general manager of the organization department and vice general manager of the personnel education department of CLIC since 1998. Earlier in his career, Mr. Wu served as vice general manager of the human resources department and division chief of the compensation division of PICC Group between 1995 and 1998. Before entering the insurance industry, Mr. Wu held a position with the labor wages bureau of the Ministry of Communications. In 1997, he studied insurance at the China Insurance Management Staff Institute. He is a senior economist.

Qing Ge has been a supervisor of our company since June 2006. He is currently the person in charge of the project team of our Beijing IT Center, and has been both the general manager of the working department and the deputy director of the Trade Union of our company since September 2005. Between September 2003 and September 2005, Mr. Qing was the deputy general manager of our Beijing branch. From 1999 to September 2003, he was the general manager of Inner Mongolia branch and deputy general manager of Beijing branch of CLIC. From July 1996 to April 1999, he was the general manager of Inner Mongolia branch of PICC Life. From 1993 to 1996, he was the deputy general manager and party secretary of The People’s Insurance Company of China, Inner Mongolia branch. Mr. Qing graduated from South China University of Technology with undergraduate education qualification. He is a senior economist.

Yang Hong has been a supervisor of our company since October 2006 and has acted as the general manager of our Customer Service Department since October 2006. From October 1998 to October 2006, Ms. Yang held positions in our Business Management Department including a staff member of Deed Division, head and deputy division chief of Customer Service Division, assistant to general manager and division chief of Customer Service Division, assistant to general manager and deputy general manager. From December 1995 to October 1998, Ms. Yang served as a staff member of the Equipment Division and Network Division of Information Technology Department of PICC Life. Between August 1989 and December 1995, Ms. Yang worked for the Development Division of Computer Department of The People’s Insurance Company of China and the Second Marketing Department of PICC Electronics Company Limited. Ms. Yang graduated from the Computer Department of Jilin University with a bachelor degree.

Tian Hui became a Supervisor of the Company in June 2004. He is currently the Director and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute, from June 2006 to January 2007, Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. From 1998 to 2000, he was the Director and Deputy Party Secretary of the Beijing Coal Design Institute (Group). From 1982 to 1998, Mr. Tian was the Deputy Division Chief, Division Chief and Deputy Director of Shenyang Design Institute of the Ministry of Coal Industry. He became Deputy Chairman of the China Coal Industry Association from 2003. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level senior engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

Senior Management

Lin Dairen has been a vice president of our company since 2003 and has been an executive director and president of China Life Pension since November 2006. Prior to joining China Life, Mr. Lin served as general manager of CLIC’s Jiangsu branch from 2001 to 2003, deputy general manager of CLIC’s Jiangsu branch from 1999 to 2001, and deputy general manager of PICC Life’s Jiangsu branch from 1996 to 1999. Prior to that, Mr. Lin served as a division chief of life insurance division of PICC Jiangsu Branch from 1994 to 1996 and vice president of Nanjing Life Insurance Company Limited; a deputy division chief of life insurance division of PICC Jiangsu Branch from 1989 to 1994 (acting chief); and deputy manager, section chief, vice section chief and section member of domestic business department of PICC Jiangsu Branch. As a senior economist, Mr. Lin brings to China Life his 27 years’ extensive operations and management experience in the insurance industry.

Liu Yingqi has been a vice president of our company since January 2006. Ms. Liu was the chairperson of our Board of Supervisors from August 2003 to January 2006. Ms. Liu became the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch, and Deputy General Manager of former China Life Insurance Company, Hefei branch (General Manager rank) from 1997. Prior to this, Ms. Liu worked with former PICC’s Anhui branch, where she served as both division chief of the accident insurance division and deputy division chief of the life insurance division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 21 years operational and management experience in the life insurance industry in China. Ms. Liu, a senior economist, has extensive experience in operation and management.

Liu Jiade has been a vice president of our company since 2003 and has been a director of China Life Asset Management Company Limited since June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006 and became the Director of Guangdong Development Bank in December 2006. He was the vice director of the Finance Bureau of the Ministry of Finance since 2000, and the division chief in the Treasury Bond Bureau of the Ministry of Finance from 1998 to 2000. Prior to this, Mr. Liu was the Deputy County Chief of the People’s Government of Guan Tao County in Hebei Province, and Deputy Division Chief and Division Chief in the Commercial Finance Bureau in the Ministry of Finance. During his tenure at the Ministry of Finance, Mr. Liu gained extensive experience in the administration of assets, finance and taxation of insurance companies, banks, trust companies and securities institutions. Mr. Liu graduated from Central Finance College in 1984 (now Central University of Finance and Economics) with a bachelor’s degree in economics.

Zhou Ying became the secretary of the commission for disciplinary inspection of the Company in November 2006. Mr. Zhou served as Director of the Fifth Office (at Deputy Bureau level) and as a Designated Director in Beijing State-owned Enterprise Supervisory Committee (at Deputy Bureau level) from May 2004 to November 2006. He was the Party Commission Member, Team Leader of Discipline Inspection Group, Deputy Party Secretary, Secretary of the Disciplinary Committee of Hua Xia Bank from January 1998 to May 2004. He was the Deputy Director of Central Office for Taiwan Affairs of Beijing Municipal Government for August 1992 to January 1998. From February 1981 to August 1992, he held various positions including the Vice President of the Propaganda Department, Deputy Office Director, Office Director, Committee Member and Office Director, Committee Member and Secretary, and Deputy Party Secretary of Beijing Municipal Committee of China Communist Youth League. Mr. Zhou graduated from University of Science and Technology of China with a MBA.

Su Hengxuan became the Assistant President of the Company from January 2006. Mr. Su acted as Director of CLPCIC from November 2006, and became the Director of Insurance Professional College from December 2006 and Director of China Life Security Insurance Agency Company Limited from December 2007. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. From 1998 to 2003, Mr. Su served as Deputy General Manager, Division Chief of Agency Management Office and Manager of Sales Department of former China Life Insurance Company, Henan branch, and General Manager of Individual Business Department of former China Life Insurance Company. Prior to this, Mr. Su served as the Division Chief of Life Insurance Division and Division Chief of Sales Division of PICC Life, Henan branch from 1996 to 1998. From 1983 to 1996, Mr. Su served as Deputy Chief and Section Chief of Life Insurance Division of PICC, Henan Branch. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a senior economist, has over 25 years of experience in the Chinese life insurance industry and insurance management.

Liu Lefei has been our chief investment officer and the general manager of our investment management department of the Company from July 2006 and August 2004, respectively. Mr. Liu became the Director of Guangdong Development Bank from December 2006. He has been a director of China Life Franklin Asset Management Company since October 2007. He was the General Manager of Investment Management Department of China Galaxy Securities Company Limited, and General Manager of Beijing Galaxy Investment Advisers Company from 2003 to 2004. Mr. Liu acted as Deputy General Manager of Zhongye Anxin Industrial Corporation under the Ministry of Metallurgy of the State, and Executive Director of Capital Securities Company from 1998 to 2003. During the period from 1995 to 1998, Mr. Liu worked for the General Department of the Ministry of Finance. Mr. Liu was the Member of the 9th and the 10th Sessions of All China Youth Federation, and served as a Member of Xinhua FTSE Index Committee and a Member of Reuters China Pension Index Advisory Committee. Mr. Liu graduated from Renmin University of China with a Bachelor’s degree in Economics in 1995, Graduate School of the Chinese Academy of Social Sciences in 1998, and China Europe International Business School with a Master’s degree in Business Administration majoring in Finance in 2006.

Liu Anlin became the Chief Information Technology Officer of the Company in July 2006. Mr. Liu was the Deputy Head and General Manager of Information Technology Department of the Company from November 2002 to July 2006, and General Manager of Human Resources Department of former China Life Insurance Company from November 2001 to November 2002. Prior to this, he was the Deputy Division Chief of Company Division of former China Life Insurance Company, Gansu Branch, and Assistant General Manager of former China Life Insurance Company, Gansu Branch from April 1999 to November 2001, Assistant Deputy Chief and Deputy Division Chief of Computer Division of PICC Life, Gansu Branch from June 1996 to April 1999, Manager of Technology Division of Computer Center of PICC, Gansu Branch, and Manager of Technology Development Division of PICC Technology and Electronics Company Limited in Gansu from January 1995 to June 1996. Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University and majored in Computer Mathematics, with a Bachelor’s degree in Science in 1985 and obtained a Master’s degree in Business Administration from Tsinghua University in 2006. He is studying the doctorate in Risk Management in Beijing Normal University.

Liu Ting’an has been the secretary of our board of directors since 2003 and our spokesman since November 2007. From 2000 to 2004, he acted as the general manager of the investment department of former China Life Insurance Company. From 1995 to 2000, he served as the assistant to the head of former Hainan Development Bank. From 1997 to 2000, he served as the head of former Hainan Development Bank, Guangzhou Branch. Prior to this, he was the division chief and deputy division chief of the Planning Division and Integrated Planning and Pilot Division of the State Restructuring and Reform Commission. Mr. Liu graduated from Jiangxi Finance and Economic College, Renmin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a senior economist.

Shiu Wai Chung has served as the Chief Actuary of the Company since March 2007. Ms. Shiu had been the Senior Deputy President and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA. Ms. Shiu obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US.

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

The following table sets forth the amounts of compensations payable to each of our directors and supervisors for the fiscal year ended December 31, 2007.

Name	Salaries/Fees	Discretionary Bonus	Inducement Fees	Other Benefits	Employer’s Contribution To Pension Scheme	Compensation for loss of office as director	Total
	In RMB
Yang Chao	640,000	1,325,333	—	—	21,164	—	1,986,497
Wu Yan(1)	53,333	1,105,722	—	—	1,640	—	1,160,695
Wan Feng	613,625	1,248,425	—	—	21,164	—	1,883,214
Shi Guoqing	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—
Long Yongtu	250,000	—	—	—	—	—	250,000
Sun Shuyi	270,000	—	—	—	—	—	270,000
Ma Yongwei	250,000	—	—	—	—	—	250,000
Chau Tak Hay	270,000	—	—	—	—	—	270,000
Cai Rang	270,000	—	—	—	—	—	270,000
Ngai Wai Fung	270,000	—	—	—	—	—	270,000
Xia Zhihua	533,500	1,095,367	—	—	21,164	—	1,650,031
Wu Weimin	331,500	499,900	—	—	21,164	—	852,564
Qing Ge	334,208	500,775	—	—	21,164	—	856,147
Yang Hong	344,500	463,417	—	—	21,164	—	829,081
Tian Hui	—	—	—	120,000	—	—	120,000

Total	4,430,666	6,238,939	—	120,000	128,624	—	10,918,229

(1)	resigned as the executive director on January 26, 2007.

The following table sets forth the amounts of compensations payable to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to president who are not our directors and our chief investment officer, chief information technology officer, chief actuary and chairman of communist party disciplinary commission, for the year ended December 31, 2007.

The HKSE Listing Rules do not require the disclosure of compensation of senior management on an individual basis. The following information was disclosed by us in our A share annual report for the fiscal year ended December 31, 2007.

Name	Total
In RMB
Lin Dairen	1,740,000
Liu Yingqi	1,740,000
Liu Jiade	1,840,000
Zhou Ying	820,000
Su Hengxuan	1,420,000
Liu Lefei	1,430,000
Liu Anlin	1,290,000
Liu Tingan	1,330,000
Shiu Wai Chung	6,030,000

Total	17,640,000

RMB 169,312 (US$23,211) was contributed to various defined contribution retirement plans as described above.

The aggregate amount of compensation we paid to our five highest paid individual employees during the year ended December 31, 2007 was approximately RMB 13,489,377 (US$1,849,227).

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

The variable components in our senior management’s compensation, which consist of performance bonuses and stock appreciation rights, account for 30% to 70% of their total potential compensation. Generally, the more direct impact the recipient’s responsibilities have on our final operating results, the larger the variable portion of the recipient’s compensation package will be.

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

On December 29, 2006, our board of directors also approved in principle our third award plan of stock appreciation rights, and the exercise price of the rights is the average closing price of our shares in the five trading days prior to January 1, 2007. On June 12, 2007, our board of directors further approved the third award plan of stock appreciation rights consisting of approximately 51 million units to be awarded to the management and outstanding personnel, including the personnel who, during the period from June 30, 2006 to January 1, 2007, joined us at the positions or were promoted to the positions which would otherwise be eligible to be awarded the stock appreciation rights under our second award plan; general managers and deputy general managers (including equivalent management personnel) of the branches at the municipal level excluding those who have already been awarded the stock appreciation rights; general managers and deputy managers at the county level who had outstanding performance in 2006; and outstanding exclusive agents and model employees. As of the date of this annual report, the third award of stock appreciation rights had not been granted.

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

The primary duties of the audit committee are to review and supervise the financial reporting process, to access the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend engagement or replacement of external auditors. Our audit committee is currently comprised of Sun Shuyi, Chau Tak Hay, Cai Rang and Ngai Wai Fung.

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

EMPLOYEES

As of December 31, 2005, 2006 and 2007, we had approximately 76,000, 77,000 and 96,700 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2007.

	As of December 31
	2005		2006		2007
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	9,303	12.28%	11,643	15.06%	18,535	19.17%
Financial and auditing staff	5,335	7.05%	5,501	7.11%	7,931	8.20%
Sales and marketing staff(1)	33,674	44.47%	32,373	41.87%	25,473	26.34%
Underwriters, claim specialists and customer service staff	15,950	21.06%	17,108	22.13%	33,703	34.85%
Other professional and technical staff(2)	1,779	2.35%	1,905	2.46%	2,742	2.84%
Other	9,687	12.79%	8,788	11.37%	8,314	8.60%

Total	75,728	100%	77,318	100%	96,698	100%

(1)	Includes direct sales representatives.

(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2005, 2006 and 2007, we had approximately 640,000, 650,000 and 638,000 exclusive agents, respectively. The decrease in number of our exclusive agents from 2006 to 2007 was primarily due to the strengthened performance review conducted by us in 2007, as a result of which a number of exclusive agents with lower productivity or without a CIRC qualification left.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of April 14, 2008 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class	Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000(L)	92.80%	68.37%
H Shares	Lee Shau Kee(1)	428,358,620(L)	5.76%	1.52%
H Shares	Leeworld (Cayman) Limited(1)	428,358,620(L)	5.76%	1.52%
H Shares	Leesons (Cayman) Limited(1)	428,358,620(L)	5.76%	1.52%
H Shares	Lee Financial (Cayman) Limited(1)	428,358,620(L)	5.76%	1.52%
H Shares	Shau Kee Financial Enterprises Limited(1)	428,358,620(L)	5.76%	1.52%
H Shares	Richbo Investment Limited(1)	428,358,620(L)	5.76%	1.52%
H Shares	Deutsche Bank Aktiengesellschaft(2)	863,050,852(L)	11.60%	3.05%
		591,314,167(S)	7.95%	2.09%
H Shares	JPMorgan Chase & Co.(3)	594,332,529(L)	7.99%	2.10%
		182,693,978(S)	2.46%	0.65%
		134,008,400(P)	1.80%	0.47%
H Shares	UBS AG(4)	461,238,864(L)	6.20%	1.63%
		146,951,348(S)	1.97%	0.52%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(1)	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

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

(2)	Deutsche Bank Aktiengesellschaft was interested in a total of 863,050,852 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, DWS Investment S.A., Luxemburg, Deutsche Bank AG Frankfurt, Deutsche Bank (Suisse) S.A, Deutsche Bank AG Singapore Branch, Deutsche Investment Management Americas Inc., DWS Trust Company, Deutsche Bank Trust Company Americas and Deutsche Bank AG London Branch were interested in 13,184,000 H shares, 922,000 H shares, 3,000,000 H shares, 330,000 H shares, 9,880,000 H shares, 18,000 H shares, 110,000 H shares, 330,000 H shares, 1,476,000 H shares, 7,500 H shares, 416,000 H shares and 754,600 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 591,314,167 H shares (7.95%).

(3)	JPMorgan Chase & Co. was interested in a total of 594,332,529 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., China International Fund Management Ltd and JF Asset Management (Taiwan) Limited were interested in 134,438,400 H shares, 3,907,912 H shares, 16,967,109 H shares, 13,924,000 H shares, 150,734,000 H shares, 12,862,589 H shares, 251,162,519 H shares, 9,335,000 H shares and 1,001,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 594,332,529 H shares are 134,008,400 H shares (1.80%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 182,693,978 H shares (2.46%).

(4)	UBS AG was interested in a total of 461,238,864 H shares in accordance with the provisions of Part XV, SFO. Of these shares, UBS Global Asset Management (UK) Limited, UBS Fund Services (Luxembourg) SA, UBS Fund Management (Switzerland) AG, UBS Securities LLC, UBS Global Asset Management (Canada) Inc., UBS Global Asset Management (Hong Kong) Ltd, UBS Global Asset Management (Japan) Ltd, UBS Global Asset Management (Singapore) Ltd, UBS Bank (Canada) and UBS O’Connor LLC were interested in 2,550,000 H shares, 2,755,400 H shares, 1,335,000 H shares, 554,865 H shares, 294,000 H shares, 7,297,500 H shares, 4,284,000 H shares, 10,816,000 H shares, 44 H shares and 1,300,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of UBS AG.

In addition, UBS AG held by way of attribution a “short position” as defined under Part XV, SFO in 146,951,348 H shares (1.97%).

Our A shares and H shares generally vote together as a single class, including the election of directors. Each A share and each H share is entitled to one vote. In addition, in certain matters which affect the rights of the holders of H shares or A shares, the H shares or A shares, as the case may be, are entitled to vote as a separate class.

CLIC converted and sold 676,470,000 domestic shares in the form of H shares or ADSs in connection with our global offering in December 2003.

Based on the information provided by JPMorgan Chase Bank, N.A., the depositary bank, as of December 31, 2007 and March 31, 2008, there were, respectively, 24,642,873 ADRs representing 369,643,095 H shares, with 56 registered holders, and 23,853,193 ADRs representing 357,797,895 H shares, with 57 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

CLIC, our controlling shareholder, is a wholly state-owned enterprise controlled by the PRC government. See “Item 4. Information on the Company—History and Development of the Company”. None of our major shareholders has voting rights that differ from the voting rights of other shareholders, except that in certain matters which affect the rights of the holders of H shares or A shares, holders of H shares or A shares, as the case may be, are entitled to vote as a separate class. We are not aware of any arrangement which may at a subsequent date result in a change of control of our company.

RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.4% of our issued share capital. CLIC is therefore considered as our connected person under the HKSE Listing Rules. CLIC and we renewed the property leasing agreement in January 2007. We also entered into an asset purchase agreement and a supplementary asset sale and purchase agreement with CLIC in January 2007 and in September 2007, respectively, for purchase of certain real estate, construction in progress, land use rights, vehicles and equipments. The asset management agreement between AMC and ourselves was automatically renewed in December 2007. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules.

As at the date of this annual report, we own a 20% equity interest in Guangdong Development Bank, or GDB. In March 2007, we entered into a strategic cooperation agreement with GDB; in April and December 2007, two negotiated deposit agreements with GDB; and in April 2007, an individual bancassurance products cooperation agreement with GDB. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules.

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

Policy Management Agreement

General

As part of the restructuring, CLIC transferred its entire branch services network to us. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged us to provide policy administration services relating to the non-transferred policies after the restructuring.

We and CLIC entered into a policy management agreement on September 30, 2003 which sets out our responsibilities and duties to CLIC under these policy administration arrangements. Such agreement expired in December 2005, and we and CLIC entered into a renewed policy management agreement on December 24, 2005. The renewed policy management agreement will expire on December 31, 2008. In order to better implement this agency arrangement, CLIC formulated a detailed manual of procedures which sets out the procedures to be followed when handling non-transferred policies, as well as rules for the day-to-day monitoring of the policy servicing operations.

Terms of the Policy Management Agreement

Pursuant to the renewed policy management agreement, we agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of additional coverage to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. We act as a service provider under the agreement and do not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

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

In consideration of our services provided under the agreement, CLIC will pay us a service fee based on our estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.0 per policy; and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in-force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

The renewed policy management agreement is valid for a term of three years effective from January 1, 2006 and expiring on December 31, 2008. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive three years terms, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. We are also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay us the service fee in accordance with the agreement in an aggregate amount of at least RMB 100 million; or (2) we are unable to make timely payment of insurance benefits, commissions and/or third-party costs in an aggregate amount of at least RMB 300 million as a result of CLIC failing to transfer sufficient funds to the account controlled by us in accordance with the agreement.

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

We renewed the agreement with AMC on December 29, 2005 for a term of two years expiring on December 31, 2007. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for successive one year term, unless terminated by either party giving the other party not less than 90 day’s prior written notice to terminate the agreement at the expiration of the then current term. The agreement was automatically renewed on the same terms as the previous year in December 2007 for a one year term expiring on December 31, 2008.

In connection with the asset management agreement with AMC and in order to ensure the safeguarding of our insurance assets, we entered into a custodian agreement with Industrial and Commercial Bank of China, as the custodian bank of our assets, and a memorandum on the investment management and custody of insurance assets among Industrial and Commercial Bank of China, AMC and us.

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

The following table sets forth the applicable annual rates in relation to the total net asset value of the assets managed by AMC.

	Total net asset value of managed assets at the end of relevant month/day
Item	RMB 450 billion below	More than and equal to RMB 450 billion and less than RMB 550 billion	More than and equal to RMB 550 billion and less than RMB 650 billion	More than RMB 650 billion
	(bps)	(bps)	(bps)	(bps)
Term deposits
Existing	1.2	1.2	0.7	0.4
Incremental	1.2	1.2	0.7	0.4

Debt securities(1)
Held-to-maturity	5	4.2	3	2
Held-for-sale	5	4.2	3	2
Held-for-trading	30	28	26	22

Securities investment funds
Stocks	25	25	22	20
Index	15	13	11	10

Equity investment
Active	50	48	45	40
Passive	30	25	20	15

Cash	1	1	1	1

(1)	In March 2007, AMC and China Life made small revisions to the classification of debt securities in accordance with the new accounting standards applicable to PRC listed companies from January 1, 2007.

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

As a result of a substantial increase in market activity of the capital markets in the PRC and the market capitalization of the A share market in the PRC in 2007, there was a corresponding increase in the value of the assets managed by AMC. Accordingly, China Life raised the annual cap on the service fee paid to AMC for the year of 2007 from RMB 360 million to RMB 450 million. China Life also set the annual cap at RMB 700 million for the year of 2008.

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

During the year of 2007, as a result of a substantial increase in market activity of the capital markets in the PRC, the market capitalization of the A share market in the PRC and a change in the valuation method under the PRC Accounting Standard for Business Enterprises (2006), CLIC paid AMC an asset management fee of RMB 104 million, which slightly exceeded the annual cap amount as previously announced by RMB 2 million. China Life set the annual cap at RMB 280 million for the year of 2008.

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

We further renewed the agreement with CLIC on January 4, 2007 under substantially the same terms of the agreement entered into on September 30, 2003. Pursuant to the renewed agreement, which will expire on December 31, 2009, CLIC agreed to lease to us 1,174 CLIC owned properties and 126 CLIC leased properties, for an aggregate initial annual rent (payable semi-annually) of approximately RMB 66 million.

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

Compliance with HKSE Listing Rules

Given that the annual consideration payable under each of the above mentioned renewed policy management agreement dated December 24, 2005 and the two renewed asset management agreements dated December 27, 2005 and December 29, 2005 represents less than 2.5% of the applicable percentage ratios, as defined in the HKSE Listing Rules, each of the agreements is only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing the above agreements on December 30, 2005. For the asset management agreement between us and AMC, we made an announcement on December 20, 2007 regarding the adjustment of annual caps for 2007 and 2008. For the asset management agreement between CLIC and AMC, we made an announcement on March 25, 2008 regarding the exceeded cap for 2007 and the revised cap for 2008. The property leasing agreement dated January 4, 2007 is exempt from reporting, announcement and independent shareholders approval requirements under the HKSE Listing Rules.

Figures for the year ended December 31, 2007

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2007 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2007
(RMB in millions)
1. Policy management agreement	1,426
2. Asset management agreement
(a) between CLIC and AMC	104
(b) between AMC and the Company	390
3. Property leasing agreement	66

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above related party transactions which were subject to reporting and announcement requirements and confirmed that:

(i) the transactions were entered into in the ordinary and usual course of the business of China Life;

(ii) the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(iii) the transactions were entered into in accordance with the agreements governing those transactions; and

(iv) except for the amount of asset management fee earned from CLIC, the amounts of the transactions had not exceeded the relevant annual caps as announced by China Life.

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

The trademark license agreement permits us to use the trademarks until such time as either the trademark license agreement is terminated either by agreement between CLIC and ourselves, or pursuant to relevant laws, regulations or consent orders, or at the expiration of the registration of the trademarks, and is renewable at our option. The registration of “China Life” brand name (in English and Chinese) and the “ball” logo, which are the major trademarks used in our business, will expire on August 13, 2016 and February 6, 2016, respectively.

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

In addition, CLIC currently holds a 51% interest in China Life-CMG Life Assurance Company Ltd., a Sino-foreign joint venture with CMG, an Australian insurance company. The joint venture is registered in Shanghai, China and engaged in the business of life insurance and related reinsurance in Shanghai. CLIC agreed to dispose of all of its interests in this joint venture to third parties or eliminate any competition between China Life-CMG Life Assurance Company Ltd. and us within three years of our listing on the HKSE. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture was still ongoing.

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

Asset Purchase Agreement

We entered into an asset purchase agreement with CLIC in January 2007 pursuant to which we purchased from CLIC certain assets which were owned by CLIC or which CLIC had the rights to dispose of, including real estate, construction in progress, land use rights, cars and equipment. We paid approximately RMB 488 million for these assets. In September 2007, we entered into a supplemental asset purchase agreement with CLIC to purchase additional real estate, construction in progress and land use rights. We paid approximately RMB 21 million for these assets. The price for these assets was determined by a valuation provided by a third-party assets valuator mutually engaged by CLIC and us. Most of the assets purchased by us were previously leased to us by CLIC and are being used by our branch offices.

Strategic Cooperation Agreement, Negotiated Deposit Agreements and Individual Bancassurance Products Cooperation Agreement with GDB

We entered into a strategic cooperation agreement with GDB in March 2007, pursuant to which we agreed to cooperate with GDB in various areas, including, among others, insurance business, bank cards business, financial business, e-commerce, client resources sharing, information technology, product development and brand promotion. With regards to the cooperation in the insurance business, GDB undertook to provide bancassurance services on our behalf. Subject to relevant laws and regulations, we undertook to offer our insurance products to GDB under certain preferential terms, while GDB agreed to purchase our products in priority under the same terms and conditions. The term of this agreement is five years.

We entered into two negotiated deposit agreements with GDB in April and December 2007 respectively. Under the agreement entered into in April 2007, we agreed to deposit in GDB a total of RMB 3,000 million (US$411 million) for a term of 61 months. The annual interest rate will be determined based on the interest rate on one-year term deposits announced by the PBOC. When the interest rate on one-year term deposits announced by PBOC is at or lower than 2.79%, the annual interest rate applicable to our deposits will be fixed at 4.41%. When the interest rate on one-year term deposits announced by the PBOC is higher than 2.79%, the annual interest rate applicable to our deposits will be the interest rate on one-year term deposits announced by the PBOC plus 1.62%. Under the agreement entered into in December 2007, we agreed to deposit in GDB a total of RMB 3,000 million (US$411 million) for a term of 61 months. The annual interest rate applicable to our deposits will be the interest rate on one-year term deposits announced by the PBOC plus 1.62% provided that, in any event, the annual interest rate will not be lower than 4.50%. The currently applicable annual interest rate under this agreement is 5.76%. The interest payable on the deposits is paid annually.

We entered into an individual bancassurance products cooperation agreement with GDB in April 2007, pursuant to which GDB will sell our individual insurance products suitable for sale through banks. Under this agreement, GDB will act as an intermediary to sell our individual insurance products and will also act on our behalf to receive premiums and pay insurance benefits. In return, we will pay GDB commission fees including: (i) a monthly commission fee for sales by GDB as an intermediary, calculated on a monthly basis, by multiplying the total premiums received and a fixed commission rate, which ranges from 2.0% to 25%; and (ii) a monthly commission fee for acting on our behalf to receive premiums and pay insurance benefits, calculated on a monthly basis, by multiplying the number of policies handled by GDB and a fixed commission fee which is not more than RMB 1 per policy. The commission fees will be paid monthly. The term of this agreement is five years.

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

In April 2006, the CIRC announced that it will assess the effectiveness of internal controls, as well as regulatory compliance matters relating to business operations, of Chinese insurance companies, health insurance companies and pension insurance companies during a three-year period immediately after the announcement, in accordance with the tentative rules on internal control assessment of life insurance companies. The purposes of such assessment were stated to be to facilitate and supervise the companies in order to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, regulatory compliance in operations and risk management. We were reviewed by the CIRC in 2006 and were found to be in general compliance with the rules and regulations of CIRC, other than a small number of breaches by our branches which resulted in us being sanctioned by way of fines, none of which were material. The breaches mainly included improper handling of certain premiums received, which violated relevant CIRC rules and regulations. The fines imposed by CIRC ranged from RMB 20,000 (US$2,563) to RMB 500,000 (US$64,069). All the fines have been paid in full. In 2007, CIRC conducted a follow-up review on the rectification of the breaches identified in 2006 and found that such breaches have been effectively rectified.

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 25, 2008 to propose for approval at the annual general meeting, of the declaration of final dividends of RMB 0.42 per share, totaling approximately RMB 11,871 million (US$1,627 million), for the year ended December 31, 2007. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2007.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2007 will depend on:

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

We declared no dividends in respect of 2004 and paid dividends of RMB 0.05 per share in respect of 2005 and RMB 0.14 per share in respect of 2006. Our board of directors has recommended the declaration of final dividends of RMB 0.42 per share in respect of 2007. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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

The values shown below do not consider the future financial effect of the Policy Management Agreement between CLIC and China Life, the Non-competition Agreement between CLIC and China Life, the Trademark License Agreement between CLIC and China Life and the Property Leasing Agreement between CLIC and China Life, nor the future financial impact of transactions of China Life with AMC, China Life Pension, and CLPCIC.

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

According to the PRC accounting basis, some investment assets are not measured on market value. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

Assumptions

Economic assumptions

The calculations are based upon assumed corporate tax rate of 33% in 2007 and 25% thereafter. The investment returns are assumed to be 5.5% level throughout the projection period. An average of 25% in 2007, grading to 14% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These returns and tax exempt assumptions are based on our long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11.5%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Preparation

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. The

Tillinghast insurance consulting business of Towers Perrin (“Tillinghast”), an international firm of consulting actuaries performed a review of China Life’s embedded value. The review statement from Tillinghast is contained in the “Embedded Value Review Statement” section.

Summary of Results

The embedded value as at 31 December 2007, the value of one year’s sales for the 12 months to 31 December 2007 and their corresponding numbers in 2006 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

Item		2007	2006
A	Adjusted Net Worth	168,175	117,700
B	Value of In-Force Business before Cost of Solvency Margin	100,659	78,296
C	Cost of Solvency Margin	(16,266)	(14,006)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	84,393	64,290
E	Embedded Value (A + D)	252,568	181,989

F	Value of One Year’s Sales before Cost of Solvency Margin	14,578	12,971
G	Cost of Solvency Margin	(2,531)	(2,489)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	12,047	10,481

Note:	Numbers may not be additive due to rounding.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.

Table 2

Analysis of Embedded Value Movement in 2007 (RMB million)

Item		RMB Million
A	Embedded Value at Start of Year	181,989
B	Expected Return on Embedded Value	12,736
C	Value of New Business in the Period	12,047
D	Operating Experience Variance	1,075
E	Investment Experience Variance	51,923
F	Methodology, Model and Assumption Changes	3,269
G	Market Value Adjustment	(4,181)
H	Exchange Gains or Losses	(1,032)
I	Shareholder Dividend Distribution	(3,957)
J	Other	(1,301)
K	Embedded Value as at 31 December 2007 (sum A through J)	252,568

Notes:	1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects 11.5% of the opening value of in-force business and value of new business sales in 2007 plus the expected return on investments supporting the 2007 opening net worth.

C	Value of new business sales in 2007.

D	Reflects the difference between actual 2007 experience (including lapse, mortality, morbidity, and expense.) and the assumptions.

E	Compares actual with expected investment returns during 2007.

F	Reflects the effect of projection method enhancements, model and assumption revisions.

G	Change in the market value adjustment from the beginning of year 2007 to the end of the year 2007.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2007.

J	Other miscellaneous items.

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of In-force Business after Cost of Solvency Margin	Value of One Year’s Sales after Cost of Solvency Margin
Base case scenario	84,393	12,047
Risk discount rate of 12.5%	76,252	10,706
Risk discount rate of 10.5%	93,750	13,606
10% increase in investment return	99,478	14,186
10% decrease in investment return	69,314	9,884
10% increase in expenses	83,254	11,214
10% decrease in expenses	85,532	12,815
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	83,362	11,909
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	85,437	12,185
10% increase in lapse rates	82,863	11,776
10% decrease in lapse rates	86,010	12,335
10% increase in morbidity rates	83,238	11,895
10% decrease in morbidity rates	85,557	12,200
Solvency margin at 150% of statutory minimum	77,373	10,712
10% increase in claim ratio of short term business	84,208	11,674
10% decrease in claim ratio of short term business	84,578	12,420

Embedded Value Review Statement

To:

The Directors

China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has engaged the Tillinghast insurance consulting business of Towers Perrin (“Tillinghast”) to review China Life’s embedded value as at December 31, 2007 and the value of one year’s sales in respect of business written in the 12 months to December 31, 2007.

Tillinghast’s scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales;

•

a review of the results of the embedded value and value of one year’s sales, the results of the analysis of movement of embedded value, and the sensitivity results of the value of in force business and value of one year’s sales.

Based on this review, Tillinghast has concluded that, in preparing the embedded value and value of one year’s sales as at December 31, 2007:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission;

•

the economic assumptions used by China Life have made allowance for the company’s current and future asset mix and investment strategy, and consistent with available market information and market environment;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	the results of China Life’s calculations have been determined in a manner consistent with the methodology and assumptions described above.

Tillinghast’s opinion has relied on the general accuracy of audited and unaudited data and information provided by China Life.

Tillinghast insurance consulting business of Towers Perrin

Adrian Liu, FIAA	Lawrence Lee, FSA

Title: Senior Consultant	Title: Consultant

21 March 2008

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows:

	Price per H Share (HK$)		Price per ADS(1) (US$)		Price per A share (RMB)
	High	Low	High	Low	High		Low
Annual
2003	6.4000	4.5250	13.03	8.61	—		—
2004	6.5500	3.8500	12.96	7.49	—		—
2005	6.9000	4.8500	13.49	9.45	—		—
2006	27.2000	7.0500	52.18	13.76	—		—
2007	52.0000	19.2600	106.56	36.70	75.0800	(2)	32.0400	(2)
Quarterly
First Quarter, 2006	10.1500	7.0500	19.34	13.76	—		—
Second Quarter, 2006	12.8500	9.9000	24.54	19.28	—		—
Third Quarter, 2006	16.0000	12.0000	31.13	23.12	—		—
Fourth Quarter, 2006	27.2000	15.3400	52.18	29.33	—		—
First Quarter, 2007	28.3000	19.2600	55.75	36.70	46.8600	(2)	32.0400	(2)
Second Quarter, 2007	28.9500	22.4000	55.37	43.20	44.9100		33.9600
Third Quarter, 2007	44.6500	27.6000	86.22	52.55	62.4100		39.2800
Fourth Quarter, 2007	52.0000	39.0000	106.56	74.03	75.0800		52.9000
First Quarter, 2008	39.8500	25.1500	76.75	50.00	58.9700		26.7100
Monthly
October 2007	52.0000	45.6500	106.56	86.66	75.0800		67.0400
November 2007	44.6500	39.0000	96.75	75.37	73.0500		52.9000
December 2007	51.8500	39.0000	88.24	74.03	61.0500		54.7500
January 2008	39.8500	27.6000	76.75	55.75	58.9700		39.2300
February 2008	32.2500	28.0000	61.46	55.26	43.6000		35.4400
March 2008	30.1000	25.1500	58.26	50.00	39.1000		26.7100
April 2008 (through April 23, 2008)	31.3000	27.2000	63.82	54.74	32.6600		27.0300

(1)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.

(2)	From the date of listing: January 9, 2007.

ITEM 10. ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

Our current articles of association were amended at the second interim shareholders’ meeting of 2006 and approved by the CIRC on March 26, 2007. At the same interim shareholders’ meeting held on October 16, 2006, a special resolution was passed for us to issue not more than 1,500,000,000 A shares by way of public offering in the PRC. On December 26, 2006, we issued 1,500,000,000 A shares. The A shares have been listed on the SSE since January 9, 2007.

In addition to the A share offering, the amendment addressed, among others, the following aspects:

•	alteration of our registered capital and shareholding structure;

•	regulations on the proceedings of shareholders’ annual general meetings;

•	regulations on the election and appointment of directors and supervisors;

•	regulations on the rights and obligations of shareholders, directors, supervisors, president, vice-president and other senior management;

•	provisions in relation to the rules and procedures of the shareholders’ general meetings, board meetings and supervisory committee meetings; and

•	other provisions as required by any applicable laws and regulations for complying with A shares in issue.

It is proposed that a special resolution be passed at the shareholders’ annual general meeting to be held on May 28, 2008 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.

We are organized under the PRC company law as a joint stock company. We are registered with the State Administration for Industry and Commerce in Beijing, China and our business license carries the registration number 1000001003796.

Our business scope, set forth in Article 10 of our articles of association, is to engage in life, accident and health insurance businesses; reinsurance business relating to the foregoing; fund investment businesses authorized by laws, regulations or the State Council; and agency business, consulting business and provision of services, in each case relating to life insurance.

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

Holders of A shares and H shares are deemed to be shareholders of different classes for various matters which may affect their respective interests. For instance, if we propose an increase in A shares, holders of H shares will be entitled to vote on that proposal as a separate class. See “—Voting Rights and Shareholders’ Meetings”.

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

Sources of Shareholders’ Rights

The primary sources of shareholders’ rights are the PRC company law, our articles of association, Special Rules applicable to overseas listed joint stock companies promulgated by the State Council, or Special Rules, relevant CSRC regulations, the Shanghai Stock Exchange Listing Rules, and the Hong Kong Stock Exchange Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and CLIC, our controlling shareholder. The PRC company law was enacted in December 1993 and serves as the primary body of law regulating corporate actions of companies organized in the PRC and its directors and shareholders.

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2006 by the CSRC. Any amendment to those provisions will only become effective after approval by the relevant governmental departments authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

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

Voting Rights and Shareholders’ Meetings

Our board of directors will convene a shareholders’ annual general meeting once every year within six months from the end of the preceding fiscal year. Our board of directors must convene an interim meeting within two months of the occurrence of any of the following events:

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

Restrictions on Transferability and the Share Register

Unless otherwise permitted by relevant PRC rules or regulations or approved by relevant PRC authorities, H shares may be traded only among investors who are legal or natural persons resident outside of China, and may not be sold to investors resident within the PRC. There are no restrictions under PRC law or our articles of association on the ability of investors who are not PRC residents to hold H shares. However, under relevant PRC law, a legal person resident outside of China is only allowed to hold not more than 10% of our issued share capital and legal persons resident outside of China are only allowed to hold in aggregate not more than 25% of our issued share capital.

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

It is proposed that a special resolution be passed at the shareholders’ annual general meeting to be held on May 28, 2008 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.

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

Moreover, our articles of association provide that our directors, supervisors and senior officers must not enter into transactions or contracts with us or agree to make corporate loans to any persons or provide guarantees for loans of any shareholder or any other person with corporate assets. In particular, our directors, supervisors and senior officers have obligations to disclose to the board of directors any direct or indirect material interest they may have in any contracts or transactions with us. They may not vote on any contracts, transactions or arrangements in which they have any material interest. Further, we may not make loans or provide guarantees to directors, supervisors or senior officers, unless such loans or guarantees are approved at a shareholders’ meeting or made in the ordinary course of business and to the extent permitted by applicable laws. All decisions relating to the compensation of directors are made at shareholders’ meetings.

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

The primary duty of the board of supervisors is to monitor our financial matters and management. The board of supervisors’ powers are generally limited to carrying out investigations and reporting to shareholders, the China Securities Regulatory Commission and other relevant governmental authorities having jurisdiction over our affairs and to convening shareholders’ interim meetings. Reasonable expenses incurred by the board of supervisors in carrying out its duties will be paid by us.

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

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any shareholder opposing such an amalgamation or business combination may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding one-third of the total fixed assets of the company requires the approval of at least two thirds of shareholders at the meeting where a quorum presents.

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

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC and GDB.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Until July 20, 2005, the PBOC had been setting and publishing daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The PBOC also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On

July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

The People’s Republic of China

The following is a discussion of the material Chinese tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to other investors subject to special treatment under the tax laws of the PRC. This discussion is based on the tax laws of China as in effect as of the date of this annual report, as well as on the Agreement between the United States of America and the People’s Republic of China for the Avoidance of Double Taxation, or the Treaty, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

This discussion does not address any aspects of Chinese taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding Chinese and other tax consequences of owning and disposing of H shares.

Taxation of Dividends

Individual investors. According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced by an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, the Chinese central government tax authority which succeeded the State Tax Bureau, issued, on July 21, 1993, a Notice of the Chinese State Administration of Taxation Concerning the Taxation of Gains on Transfer and Dividends from Share (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, or the Tax Notice, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are temporarily not subject to Chinese withholding tax. The relevant tax authority has not collected withholding tax on dividend payments on Overseas Shares, including H shares and ADSs.

In a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Commission and the China Securities Regulatory Commission, the SAT reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a Chinese company listed overseas. In the event that this letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the Provisional Regulations and the PRC Individual Income Tax Law, as amended. The withholding tax may be reduced under an applicable double taxation treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Notice.

Enterprises. According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, dividends paid by Chinese companies to foreign enterprises, which have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are ordinarily subject to a Chinese withholding tax levied at a flat rate of 10%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares will temporarily not be subject to the 10% withholding tax. If the withholding tax becomes applicable in the future, the rate could be reduced under an applicable double-taxation treaty.

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

Taxation of Capital Gains

According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, capital gains realized by foreign enterprises, which have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to capital gains tax at the rate of 10%. The Tax Notice provides that gains realized by enterprises that are holders of

Overseas Shares would, temporarily, not be subject to capital gains taxes. With respect to individual holders of H shares, the Provisions for Implementation of Individual Income Tax Law of China, as amended, or the Provisions, stipulated that income tax on gains realized on the sale of equity shares would be regulated in separate rules to be drafted by the Ministry of Finance. However, no income tax on gains realized on the sale of equity shares has been collected. Gains on the sale of shares by individuals were temporarily exempted from individual income tax pursuant to notices issued by the SAT dated February 9, 1996 and March 30, 1998. According to the Tax Notice, individual holders of Overseas Shares, such as H shares, are temporarily not subject to capital gains tax.

Additional Chinese Tax Considerations

Chinese stamp duty. Chinese stamp duty imposed on the transfer of shares of Chinese publicly traded companies under the Provisional Regulations of China Concerning Stamp Duty should not apply to the acquisition and disposal by non-Chinese investors of H shares or ADSs outside of China by virtue of the Provisional Regulations of China Concerning Stamp Duty, which became effective on October 1, 1988 and which provide that Chinese stamp duty is imposed only on documents executed or received within China that are legally binding in China and are protected under Chinese law.

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

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held for long-term investment purpose.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of H shares. Where one of the parties to a transfer is resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

As described above under “—The People’s Republic of China—Taxation of Dividends”, under current practice, Chinese withholding tax is not collected from dividends paid with respect to overseas shares; such as H shares and ADSs, to a recipient who is an individual or is a foreign enterprise that does not maintain a permanent establishment in China (or whose dividends do not relate to its permanent establishment in China). If, in the future, Chinese withholding tax were to be collected from dividends paid on H shares or ADSs, a U.S. Holder should be entitled, at its option, to either a deduction or a tax credit for the amount paid or withheld. There are significant and complex limitations that apply to foreign tax credits. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

Special Rules

Related Person Insurance Income. Certain adverse U.S. income and tax reporting rules may apply to U.S. shareholders who, directly or indirectly, own stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-U.S. corporation’s direct or indirect shareholders are U.S. persons. RPII is generally defined as insurance income derived from the insurance (or reinsurance) of insureds who are U.S. shareholders in the non-U.S. corporation or who are related to such U.S. shareholders. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII incurred by us for the year, regardless of whether such income is distributed, and also to file I.R.S. Form 5471, disclosing certain information regarding their direct or indirect ownership of China Life. Special rules apply for purposes of determining each U.S. shareholder’s pro rata share of any RPII. For organizations that are otherwise exempt from U.S. federal income tax under section 501(a) of the Code, any such income would constitute “unrelated business taxable income”. These rules could also apply to convert some or all of the gain recognized from the sale or disposition of H shares or ADSs from capital gain to ordinary income and to require such gain to be reported on I.R.S. Form 5471.

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

We believe that we were in 2007, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2007, and will not, have financial reserves in excess of the reasonable needs of our insurance business. Accordingly, our income and assets should not be passive income and passive assets. As a result, we do not expect to be classified as a PFIC for any tax year. However, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission, or SEC, at its public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding the registrations that file electronically with the SEC.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. Although the PBOC increased several times the benchmark deposit rate in from 2004 to 2007, we are currently experiencing a comparatively low interest rate environment in general. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.

For the years ended December 31, 2007 and 2006, the investment yield was 5.76% and 4.27%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2007 and 2006.

	Expected Maturity Date
As of December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	3,477	22,257	4,181	26,336	8,769	351,885	416,905	412,631
Average interest rate	4.11%	4.35%	4.31%	4.40%	4.31%	4.30%	4.31%

in US$	15	—	—	—	—	—	15	15
Average interest rate	3.65%	—	—	—	—	—	3.65%

Variable rate bonds
in RMB	16	3,600	4,417	1,404	854	6,770	17,061	17,221
Average interest rate	3.62%	5.97%	6.29%	4.89%	4.84%	4.79%	5.44%

in US$	—	—	913	—	—	2,191	3,104	3,104
Average interest rate	—	—	5.75%	—	—	5.94%	5.89%

Term deposits (excluding structured deposits)
in RMB	46,487	41,200	6,380	4,500	41,000	24,462	164,029	164,029
Average interest rate	5.38%	6.00%	5.99%	4.33%	5.47%	5.73%	5.60%

in US$	219	—	—	—	—	—	219	219
Average interest rate	4.11%	—	—	—	—	—	4.11%

Structured deposits(1)

in US$	—	—	—	—	292	4,054	4,346	4,281
Average interest rate	—	—	—	—	5.55%	8.01%	7.85%

Securities purchased under agreements to resell
in RMB	5,053	—	—	—	—	—	5,053	5,053
Average interest rate	2.44%	—	—	—	—	—	2.44%

Liabilities
Securities sold under agreements to repurchase	100	—	—	—	—	—	100	100
Average interest rate	2.01%	—	—	—	—	—	2.01%	—

Long-term investment type insurance contracts (excluding universal life contracts)	55,448	41,294	33,170	50,606	50,744	51,383	282,645	271,523
Average interest rate	2.00%	2.01%	2.91%	2.96%	2.90%	3.13%	2.65%

Investment contracts	4,053	900	1,134	677	1,257	43,281	51,302	41,866
Average interest rate	2.34%	2.08%	1.96%	2.54%	2.53%	2.55%	2.51%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
As of December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	7,104	3,958	28,523	5,103	29,151	258,862	332,701	344,253
Average interest rate	3.45%	3.41%	3.94%	2.79%	4.13%	3.96%	3.93%

in US$	—	16	—	—	—	—	16	16
Average interest rate	—	3.65%	—	—	—	—	3.65%

Variable rate bonds
in RMB	431	16	6,236	2,555	1,966	6,187	17,391	17,570
Average interest rate	2.89%	3.15%	5.06%	3.95%	3,73%	3.74%	4.22%

in US$	—	—	—	976	—	2,343	3,319	3,319
Average interest rate	—	—	—	4.69%	—	5.88%	5.53%

Term deposits (excluding structured deposits)
in RMB	54,806	46,487	41,200	6,380	17,600	999	167,472	167,472
Average interest rate	4.24%	3.84%	4.38%	4.38%	3.85%	5.77%	4.14%

in US$	3,124	234	—	—	—	—	3,358	3,358
Average interest rate	5.67%	4.11%	—	—	—	—	5.56%

Structured deposits(1)
in US$	—	—	—	—	—	4,646	4,646	4,419
Average interest rate	—	—	—	—	—	7.46%	7.46%

Liabilities
Securities sold under agreements to repurchase	8,227	—	—	—	—	—	8,227	8,227
Average interest rate	2.36%	—	—	—	—	—	2.36%

Long-term investment type insurance contracts (excluding universal life contracts)	49,555	55,975	44,115	36,572	53,954	42,349	282,520	276,129
Average interest rate	2.01%	2.00%	2.01%	2.92%	2.95%	3.10%	2.47%

Investment contracts	2,773	1,105	1,461	957	1,050	41,266	48,612	42,034
Average interest rate	2.41%	1.79%	1.80%	2.51%	2.51%	2.51%	2.47%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2007 and 2006.

	As of December 31,
	2006		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	95,493	95,493	195,147	195,147
Financial assets at fair value through income (held-for-trading)	32,898	32,898	19,014	19,014
Available-for-sale	62,595	62,595	176,133	176,133

A hypothetical 10% decline in the December 31, 2006 and 2007 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 6,260 million and RMB 17,613 million, respectively.

A hypothetical 10% decline in the December 31, 2006 and 2007 value of the financial assets at fair value through income equity securities would result in a charge to the income statement of approximately RMB 3,290 million and RMB 1,901 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our indebtedness and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 1,032 million (US$141 million) foreign exchange losses for the year ended December 31, 2007, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2007 and 2006.

	Expected Maturity Date
As of December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
				(in millions)
Debt securities
in US$	2	—	125	—	—	300	427	427
Average interest rate	3.65%	—	5.75%	—	—	5.94%	5.87%

Term deposits (excluding structured deposits)
in US$	30	—	—	—	—	—	30	30
Average interest rate	4.11%	—	—	—	—	—	4.11%
Structured deposits(1)
in US$	—	—	—	—	40	555	595	586
Average interest rate	—	—	—	—	5.55%	8.01%	7.85%

Cash and Cash equivalents
in US$	937	—	—	—	—	—	937	937
Average interest rate	5.29%	—	—	—	—	—	5.29%

in HK$	48	—	—	—	—	—	48	48
Average interest rate	1.67%	—	—	—	—	—	1.67%

	Expected Maturity Date
As of December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	2	—	125	—	300	427	427
Average interest rate	—	3.65%	—	4.69%	—	5.88%	5.52%

Term deposits (excluding structured deposits)
in US$	400	30	—	—	—	—	430	430
Average interest rate	5.67%	4.11%	—	—	—	—	5.56%

Structured deposits(1)
in US$	—	—	—	—	—	595	595	566
Average interest rate	—	—	—	—	—	7.46%	7.46%

Cash and Cash equivalents
in US$	651	—	—	—	—	—	651	651
Average interest rate	5.36%	—	—	—	—	—	5.36%

in HK$	82	—	—	—	—	—	82	82
Average interest rate	3.62%	—	—	—	—	—	3.62%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. In addition, we used approximately US$250 million of the cash proceeds for investments in H shares of China Construction Bank Corporation during its initial public offering in 2005, a portion of which was sold early 2006, and approximately US$425 million for investments in foreign-currency denominated debts in China. We used approximately HK$1.175 billion of the cash proceeds for investments in H shares of Bank of China Limited during its initial public offering in May 2006, approximately HK$2 billion for investments in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million for investments in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007. In March 2008, we used approximately US$264 million for investments in the shares of Visa, Inc. during its initial public offering in 2008.

ITEM 15. CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15(b) of the Securities Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2007, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2007.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2007.

The Group’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-2 of this annual report, which expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Group’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2007 and 2006.

	Audit Fees		Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2007	66	(1)	—	—	—
2006	94	(1)	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life and its subsidiaries.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2007, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant(6)

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt(3)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited(5)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited(5)

4.6	Property Leasing Agreement(6)

4.7	Non-Competition Agreement(1)

4.8	Asset Purchase Agreement(6)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(4)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

(3)	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 18, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ WAN FENG
Name:	Wan Feng
Title:	President and Executive Director

Date: April 25, 2008

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant(6)

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt(3)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited(5)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited(5)

4.6	Property Leasing Agreement(6)

4.7	Non-Competition Agreement(1)

4.8	Asset Purchase Agreement(6)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(4)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

(3)	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 18, 2007.

CHINA LIFE INSURANCE COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and consolidated statements of changes in equity present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter—“the Group”) at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Hong Kong. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35.

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

PricewaterhouseCoopers

Hong Kong, March 25, 2008

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2007

		As at 31 December 2007	As at 31 December 2006
	Note	RMB million	RMB million
ASSETS
Property, plant and equipment	6	16,771	14,565
Deferred policy acquisition costs (“DAC”)	7	40,851	39,230
Investments in associates	8	6,450	6,071
Financial assets
Debt securities		443,181	357,898
—held-to-maturity securities	9.1	195,703	176,559
—available-for-sale securities	9.2	241,382	176,868
—at fair value through income (held-for-trading)	9.3	6,096	4,471
Equity securities		195,147	95,493
—available-for-sale securities	9.2	176,133	62,595
—at fair value through income (held-for-trading)	9.3	19,014	32,898
Term deposits	9.5	168,594	175,476
Statutory deposits-restricted	9.6	5,773	5,353
Loans	9.7	7,144	2,371
Securities purchased under agreements to resell	9.8	5,053	—
Accrued investment income	9.9	9,857	8,461
Premiums receivables	11	6,218	6,066
Reinsurance assets	12	966	986
Other assets	13	2,382	2,212
Cash and cash equivalents		25,317	50,213

Total Assets		933,704	764,395

The notes on page F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET (continued)

AS AT 31 DECEMBER 2007

		As at 31 December 2007	As at 31 December 2006
	Note	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	218,165	172,875
Long-term investment type insurance contracts	14	284,588	282,672
Short-term insurance contracts:
—reserves for claims and claim adjustment expenses	14	2,391	2,498
—unearned premium reserves	14	5,728	5,346
Deferred income	15	48,308	41,371
Financial Liabilities
Investment contracts
—with Discretionary Participation Feature (“DPF”)	16	49,068	45,998
—without DPF	16	2,234	2,614
Securities sold under agreements to repurchase	17	100	8,227
Policyholder dividends payable		58,344	26,057
Annuity and other insurance balances payable		14,111	8,891
Premiums received in advance		2,201	2,329
Other liabilities	18	8,870	5,333
Deferred tax liabilities	25	24,786	19,022
Current income tax liabilities		8,312	843
Statutory insurance fund	19	122	114

Total liabilities		727,328	624,190

Shareholders’ equity
Share capital	30	28,265	28,265
Reserves	31	114,825	77,368
Retained earnings		62,410	34,032

Total shareholders’ equity		205,500	139,665

Minority interest		876	540

Total equity		206,376	140,205

Total liabilities and equity		933,704	764,395

Approved and authorized for issue by the Board of Directors on 25 March 2008

Yang Chao	Wan Feng
Director	Director

The notes on page F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

		2007	2006	2005
	Note	RMB million	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2007: RMB 111,286 million, 2006: RMB 98,840 million, 2005: RMB 80,651 million)		111,886	99,417	81,022
Less: premiums ceded to reinsurers		(85)	(140)	(769)

Net written premiums and policy fees		111,801	99,277	80,253
Net change in unearned premium reserves		(397)	(430)	(215)

Net premiums earned and policy fees		111,404	98,847	80,038

Net investment income	20	44,020	24,942	16,685
Net realised gains on financial assets	21	15,385	1,595	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	22	18,843	20,044	260
Other income		1,720	1,883	1,739

Total revenues		191,372	147,311	98,212

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23	(17,430)	(10,797)	(8,311)
Accident and health claims and claim adjustment expenses	23	(6,343)	(6,999)	(6,847)
Increase in long-term traditional insurance contracts liabilities	23	(45,334)	(44,238)	(33,977)
Interest credited to long-term investment type insurance contracts	23	(7,181)	(6,386)	(4,894)
Interest credited to investment contracts		(1,138)	(996)	(973)
Increase in deferred income		(9,859)	(11,607)	(8,521)
Policyholder dividends resulting from participation in profits		(29,251)	(17,617)	(5,359)
Amortisation of deferred policy acquisition costs	7	(13,461)	(10,259)	(7,766)
Underwriting and policy acquisition costs		(2,725)	(2,415)	(1,845)
Administrative expenses		(11,798)	(9,339)	(7,237)
Other operating expenses		(1,651)	(859)	(798)
Statutory insurance fund		(219)	(194)	(174)

Total benefits, claims and expenses		(146,390)	(121,706)	(86,702)

Share of results of associates	8	409	—	—
Net profit before income tax expenses	24	45,391	25,605	11,510
Income tax expenses	25	(6,331)	(5,554)	(2,145)

Net profit		39,060	20,051	9,365

Attributable to:
—shareholders of the Company		38,879	19,956	9,306
—minority interest		181	95	59

Basic and diluted earnings per share	26	RMB 1.38	RMB 0.75	RMB 0.35

Dividends	28	11,871	3,957	1,338

The notes on pages F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2007

	Attributable to shareholders of the Company
	Share capital RMB million (Note 30)	Reserves RMB million (Note 31)	Retained earnings RMB million	Minority Interest RMB million	Total RMB million
As at 1 January 2005	26,765	31,573	8,192	372	66,902
Net profit	—	—	9,306	59	9,365
Appropriation to reserves	—	1,110	(1,110)	—	—
Unrealised gains, net of tax	—	4,542	—	—	4,542

As at 31 December 2005	26,765	37,225	16,388	431	80,809

As at 1 January 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to reserves	—	974	(974)	—	—
Unrealised gains, net of tax	—	12,859	—	22	12,881

As at 31 December 2006	28,265	77,368	34,032	540	140,205

As at 1 January 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserves	—	6,544	(6,544)	—	—
Unrealised gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 31 December 2007	28,265	114,825	62,410	876	206,376

The notes on pages F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

	2007	2006	2005
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	45,391	25,605	11,510
Adjustments for:
Net investment income	(45,803)	(23,495)	(15,059)
Net realised and unrealised gains on financial assets	(34,228)	(21,639)	250
Amortisation of deferred policy acquisition costs	13,461	10,259	7,766
Increase in deferred income	9,859	11,614	8,570
Interest credited to long-term investment type insurance contracts and investment contracts	8,319	7,382	5,867
Policy fees	(7,691)	(7,097)	(6,083)
Depreciation and amortisation	1,070	912	948
Amortisation of premiums and discounts	(648)	(267)	(130)
Loss on foreign exchange and impairments	641	642	646
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(17,480)	(15,914)	(14,131)
Financial assets at fair value through income (held-for-trading)	31,187	8,943	(20,321)
Receivables and payables	28,626	15,412	2,804
Reserves for claims and claim adjustment expenses	(107)	714	569
Unearned premium reserves	382	199	(65)
Long-term traditional insurance contracts	45,344	44,263	34,108
Income tax paid	(1,261)	(535)	(279)
Interest received	26,392	18,939	14,552
Dividends received	19,400	4,415	306

Net cash inflow from operating activities	122,854	80,352	31,828

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	26,891	6,635	15,094
Maturities of debt securities	8,548	4,129	408
Sales of equity securities	46,829	43,363	46,555
Property, plant and equipment	207	53	31
Purchases:
Debt securities	(134,205)	(122,246)	(102,427)
Equity securities	(80,322)	(52,050)	(58,214)
Property, plant and equipment	(3,388)	(2,742)	(1,484)
Acquisition of associate	—	(6,071)	—
Term deposits, net	6,572	(10,719)	9,008
Securities purchased under agreements to resell, net	(5,053)	—	279
Other	(4,593)	(1,390)	(590)

Net cash outflow from investing activities	(138,514)	(141,038)	(91,340)

The notes on pages F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2007

	2007	2006	2005
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	(8,127)	3,496	4,731
Deposits in long-term investment type insurance contracts and investment contracts	94,227	91,441	85,946
Withdrawals from long-term investment type insurance contracts and investment contracts	(90,904)	(38,088)	(29,960)
Net proceeds from shares issued	—	27,810	—
Contribution from minority shareholders	29	—	—
Dividends paid to Company’s shareholders	(3,957)	(1,338)	—
Dividends paid to minority interest	(42)	(8)	—
Cash flow from other financing activities	45	—	—

Net cash inflow/(outflow) from financing activities	(8,729)	83,313	60,717

Net increase/(decrease) in cash and cash equivalents	(24,389)	22,627	1,205

Cash and cash equivalents

Beginning of year	50,213	28,051	27,217

Foreign currency losses on cash and cash equivalents	(507)	(465)	(371)

End of year	25,317	50,213	28,051

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	18,536	45,130	12,448
Short-term bank deposits	6,781	5,083	15,603

The notes on pages F-9 to F-72 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

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

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

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

The Hong Kong Institute of Certified Public Accountants has issued the following standards, amendments and interpretations which were effective for accounting periods beginning on or after 1 January 2007.

(a) Standards, amendments and interpretations to published standards effective in 2007

HKFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to HKAS 1, Presentation of Financial Statements—Capital Disclosures. HKFRS 7 introduces new disclosures relating to financial instruments. HKFRS 7 also amends HKFRS 4 requiring that insurance contracts issued and reinsurance contracts held are considered as if they were in the scope of HKFRS 7 for disclosures in relation to credit, liquidity and market risk. This standard does not have any impact on the classification and valuation of the Group’s financial instruments.

HK(IFRIC)-Int 8, Scope of HKFRS2. HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments—where the identifiable consideration received is less than the fair value of the equity instruments issued—to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group’s financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(a) Standards, amendments and interpretations to published standards effective in 2007 (continued)

HK(IFRIC)-Int 9, Reassessment of Embedded Derivatives. HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This standard does not have any impact on the Group’s financial statements.

HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment. HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group’s financial statements.

(b) Standards, amendments and interpretations to published standards effective in 2007 but not relevant to the Group’s operations

HK(IFRIC)-Int 7, Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies.

(c) Standards, amendments and interpretations to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2008 or later periods but that the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new and revised standards and interpretations.

HKFRS 8, Operating Segments (effective from 1 January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The group will apply HKFRS 8 from 1 January 2009. The expected impact is still being assessed in detail by management.

(d) Interpretations to published standards that are not yet effective and not relevant for the Group’s operations

•	HKAS 23 (Revised), Borrowing Costs

•	HK(IFRIC)-Int 11, HKFRS2—Group and Treasury Share Transactions.

•	HK(IFRIC)-Int 12, Service Concession Arrangements.

•	HK(IFRIC)-Int 13, Customer Loyalty Programmes.

•	HK(IFRIC)-Int 14, HKAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

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

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognized in the consolidated income statement.

In the Company only balance sheet the investments in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity investment other than subsidiaries and associates are classified as available-for-sale securities when they are not designated to be measured at fair value through income.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

In the Company only balance sheet the investments in associates is stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

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

The functional currency of the Group’s operations is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized in the income statement.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

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

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement.

2.6	Financial assets

2.6.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell and accrued investment income as presented separately in the balance sheet.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and debt securities that the Group has the positive intention and ability to hold to maturity.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Classification (continued)

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

Purchases and sales of investments are recognized on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains/losses on financial assets.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.d	Loans

Loans originated by the Group are carried at amortised cost, net of provision for impairment in value.

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be other than temporary. In evaluating whether a decline in value is other than temporary for equity securities, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered other than temporary, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

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

FOR THE YEAR ENDED 31 DECEMBER 2007

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

The liabilities for long-term investment type insurance contracts and investment contracts with DPF are recognized as accumulation of deposits received less charges plus interest credited. Revenue from a contract consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in Note 2.8.3). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2.8.1.b	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from the liability adequacy tests.

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

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.c	Reinsurance contracts held (continued)

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability becomes the responsibility of the Group.

2.8.1.d	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at 70% of distributable surplus, or at the rate specified in the contracts when higher. The distributable surplus mainly arises from net investment income, gains and losses arising from the assets supporting these contracts; if this surplus has not been declared and paid, it is included in the policyholder dividends payable.

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF is recognized as the accumulation of deposits received less charges plus interest credited.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.3	Deferred policy acquisition costs (“DAC”) (continued)

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

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheet.

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in income statement. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Derivative instruments (continued)

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate). All the other embedded derivatives held by the Group are deemed either to be closely related to the host contracts or measured at fair value with changes in fair value recognized in the income statement.

2.12	Employee benefits

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

2.13	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

2.14	Revenue recognition

Turnover of the Group represents the total revenues.

Premiums and policy fees

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Revenue recognition (continued)

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15	Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

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

2.16	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.17	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.18	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement. The related liability is included in other liabilities.

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

The assumed lapsed rates, mortality rates and morbidity rates are described in Note 14. Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC. Liability adequacy testing is performed by portfolio of contracts that are subject to broadly similar risks. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

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

•

Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•

Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

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

FOR THE YEAR ENDED 31 DECEMBER 2007

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

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident, health insurance, and risk liability embedded annuity or death, disability, accident, illness and assistance in terms of product category or function respectively. The Group has entered into six reinsurance agreements. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

Product name

	2007		2006
	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life(a)	29,850	32.3%	26,079	32.0%
Hong Xin Endowment(b)	21,673	23.5%	26,781	33.0%
Meiman Yisheng Annunity(d)	10,322	11.2%	1,359	1.7%
Others	30,451	33.0%	27,011	33.3%

Total	92,296	100.0%	81,230	100.0%

Insurance benefits
Kang Ning Whole Life(a)	3,184	18.3%	2,498	23.1%
Hong Xin Endowment(b)	3,961	22.7%	1,368	12.7%
Qian Xi Endowment(c)	3,706	21.3%	2,454	22.7%
Others	6,579	37.7%	4,477	41.5%

Total	17,430	100.0%	10,797	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life(a)	73,405	33.6%	57,406	33.2%
Hong Xin Endowment(b)	48,868	22.4%	37,647	21.8%
Qian Xi Endowment(c)	25,022	11.5%	23,700	13.7%
Others	70,870	32.5%	54,122	31.3%

Total	218,165	100.0%	172,875	100.0%

(a)	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(b)	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.

(c)	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

(d)	Meiman Yisheng Annuity is long-term individual participating traditional insurance contract with options for premium term of 3 years, 5 years, 8 years or 12 years. The insured can be benefited up to age of 75. Its endowment benefit accounts for 1% of basic sum insured multiplied by number of premium payments every year. Death and maturity benefit are paid at 110% and 100% of basic sum insured multiplied by number of premium payments, respectively.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB48,430 million of deposits in 2007 (2006: RMB47,742 million), representing 66.8% (2006: 67.7%) of total received deposits for long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2007 represented approximately 53% of gross and net life insurance premium and policy fees, respectively (2006: 52%, 2005: 50%). The net investment income, net realised gains on financial assets and net fair value gains on assets at fair value through income (held-for-trading) attributable to participating contracts in 2007 are RMB29,133 million, RMB10,673 million and RMB11,125 million respectively (2006: RMB16,600 million, RMB849 million and RMB16,149 million, 2005 RMB11,102 million, RMB(318) million and RMB98 million).

Sensitivity Analysis

For liabilities under long-term traditional insurance contracts and long-term investment type insurance contracts, changes in mortality rates, morbidity rates will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the actual mortality rates or morbidity rates increase/decrease from current assumptions by 10%, there will be no impact to the Group’s consolidated financial statements as the deviation will not trigger a liability adequacy test adjustment.

For liabilities under long-term traditional insurance contracts, long-term investment type insurance contracts and investment contracts with DPF, changes in investment returns will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the investment returns are 50 basis points lower or higher than current assumptions, there will be no impact to the Group’s consolidated financial statements since the variance will not trigger a liability adequacy test adjustment.

As disclosed in Note 2.8.3 and Note 2.8.1.a, DAC and unearned revenue liability (“URL”) for long-term investment type insurance contracts and investment contracts are amortised and recognized in income respectively over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. Although the Group measures the expected gross profits based on an investment return assumption updated on an annual basis, change in the investment return assumption will not cause material impact on the Group’s consolidated financial statements since the net amount of DAC amortization and change of URL is not material.

Short-term insurance contract liabilities are not directly sensitive to the level of investment returns, as they are undiscounted and contractually non-interest-bearing. Investment contracts without DPF are accounted for at amortised cost and their carrying amounts are not sensitive to changes in the level of investment returns.

For liabilities under short-term insurance contracts, if the loss ratio had increased/decreased by 100 basis points with all other variables held constant, pre-tax profit for the year would have been RMB114 million (2006: RMB106 million) lower/higher.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is seen in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market values).

4.2.1	Market risk

(i) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the reporting date.

At 31 December 2007, if market interest rates had been 50 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been RMB527 million (2006: RMB664 million) higher/lower, mainly as a result of higher/lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses/gains on debt securities assets at fair value through income (held-for-trading), net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB6,489 million (2006: RMB4,068 million) lower/higher as a result of a decrease/increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii) Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2007, if all the Group’s equity securities’ prices had increased/decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB1,072 million (2006: RMB1,548 million) higher/lower, mainly as a result of an increase/decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB12,079 million higher/lower (2006: RMB4,244 million) as a result of an increase/decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

(iii) Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stocks denominated in US dollar (“US$”) or HK dollar (“HK$”).

The Group holds shares traded on the HK stock market which are traded in HK dollars. Investment income from H share holdings have offset the adverse impact of the appreciation of the Renminbi and thus spread the risk indirectly.

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2007 and 2006.

	US$	HK$	Total
As at 31 December 2007	RMB million	RMB million	RMB million
Equity securities	—	8,476	8,476
Debt securities	3,119	—	3,119
Term deposits (excluding structured deposits)	219	—	219
Structured deposits	4,346	—	4,346
Cash and cash equivalents	6,844	45	6,889

Total	14,528	8,521	23,049

	US$	HK$	Total
As at 31 December 2006	RMB million	RMB million	RMB million
Equity securities	—	6,884	6,884
Debt securities	3,334	—	3,334
Term deposits (excluding structured deposits)	3,358	—	3,358
Structured deposits	4,646	—	4,646
Cash and cash equivalents	5,083	82	5,165

Total	16,421	6,966	23,387

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at 31 December 2007, if RMB had strengthened/weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,457 million (2006: RMB1,650 million) lower/higher, mainly as a result of foreign exchange losses/gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit exposure

The carrying amount of financial assets included on the consolidated balance sheet represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-balance sheet items as at 31 December 2007 and 2006.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts respectively signed by the Group together with policyholders.

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds/debts. As at 31 December 2007, 98.9% (as at 31 December 2006: 99.9%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2007, 99.1% (as at 31 December 2006: 99.1%) of the subordinated bonds/debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond/debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

As at 31 December 2007, 94.8% (as at 31 December 2006: 96.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks and other national commercial banks in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2007 and 2006.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2007 and 2006.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

The following tables set forth the contractual undiscounted cash flows for financial liabilities excluding investment contracts as well as expected undiscounted cash flows for insurance contracts and investment contracts.

As at 31 December 2007	Carrying amount	Contractual and expected cash flows (undiscounted)
		Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short term insurance contracts	8,119	5,564	—	—	—
Long-term traditional insurance contracts	218,165	(43,182)	(52,962)	(24,852)	717,464
Long-term investment type insurance contracts	284,588	67,012	85,571	79,443	123,878
Investment contracts	51,302	14,345	15,450	8,910	37,279

Contractual cash flows out
Securities sold under agreements to repurchase	100	100	—	—	—
Annuity and other insurance balances payable	14,111	14,111	—	—	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

As at 31 December 2006	Carrying amount	Contractual and expected cash flows (undiscounted)
		Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short term insurance contracts	7,844	5,438	—	—	—
Long-term traditional insurance contracts	172,875	(36,803)	(45,574)	(25,033)	561,609
Long-term investment type insurance contracts	282,672	52,614	105,460	83,673	109,851
Investment contracts	48,612	12,897	15,842	10,546	20,956

Contractual cash flows out
Securities sold under agreements to repurchase	8,227	8,227	—	—	—
Annuity and other insurance balances payable	8,891	8,891	—	—	—

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The estimate is affected by assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions. Actual experience may differ from estimates.

As at 31 December 2007, declared dividends of RMB26,238 million (as at 31 December 2006: RMB9,018 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Another maturity analysis assuming all long-term insurance contracts and investment contracts were surrendered immediately would have been RMB571,465 million at 31 December 2007 (at 31 December 2006: RMB512,353 million), payable within one year. Although contractually these options can be exercised immediately by all policyholders, at once, the Group’s expected cash flows are as shown in the above tables based on its experience and future expectations.

4.2.4	Capital management

The Group’s objectives when managing capital are to comply with the insurance capital requirements required by the CIRC to meet the minimum solvency margin and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The Group is also subject to other local capital requirements, such as Statutory deposits-restricted requirement and Statutory reserve fund requirement, discussed in detail under Note 9.6 and Note 31, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring quarterly and annual static solvency margin, as well as the dynamic solvency margin, which predicts the solvency margin for the next three years based on different scenarios. It has complied with all the local capital requirements.

The table below summarises the solvency ratio of the Company, the regulatory capital held (represented by actual solvency margin) against the minimum required capital (represented by minimum solvency margin).

	As at 31 December
	2007	2006
	RMB million	RMB million
Actual solvency margin	168,357	96,297
Minimum solvency margin	32,054	27,549
Solvency ratio	525%	350%

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

FOR THE YEAR ENDED 31 DECEMBER 2007

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

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 29, share of results of associates and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	98,484	1,503	11,899	—	111,886
Gross written premiums	91,420	876	11,899	—
—Term Life	175	9	—	—
—Whole Life	31,943	678	—	—
—Endowment	40,278	—	—	—
—Annuity	19,024	189	—	—
Policy fees	7,064	627	—	—
Net premiums earned and policy fees	98,470	1,503	11,431	—	111,404
Net investment income	39,489	3,902	629	—	44,020
Net realised gains on financial assets	13,801	1,364	220	—	15,385
Net fair value gains on assets at fair value through income (held-for-trading)	16,904	1,670	269	—	18,843
Other income	—	—	—	1,720	1,720

Segment revenues	168,664	8,439	12,549	1,720	191,372

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,463)	(967)	—	—	(17,430)
Accident and health claims and claim adjustment expenses	—	—	(6,343)	—	(6,343)
Increase/decrease in long-term traditional insurance contracts liabilities	(45,370)	36	—	—	(45,334)
Interest credited to long-term investment type insurance contracts	(7,157)	(24)	—	—	(7,181)
Interest credited to investment contracts	—	(1,138)	—	—	(1,138)
Increase in deferred income	(9,828)	(31)	—	—	(9,859)
Policyholder dividends resulting from participation in profits	(25,729)	(3,522)	—	—	(29,251)
Amortisation of deferred policy acquisition costs	(12,182)	(485)	(794)	—	(13,461)
Underwriting and policy acquisition costs	(2,013)	(6)	(703)	(3)	(2,725)
Administrative expenses	(7,214)	(606)	(2,192)	(1,786)	(11,798)
Other operating expenses	(1,343)	(132)	(106)	(70)	(1,651)
Statutory insurance fund	(163)	(1)	(55)	—	(219)

Segment benefits, claims and expenses	(127,462)	(6,876)	(10,193)	(1,859)	(146,390)

Share of results of associates	—	—	—	409	409

Segment results	41,202	1,563	2,356	270	45,391

Income tax expenses	—	—	—	(6,331)	(6,331)

Net profit/(loss)	41,202	1,563	2,356	(6,061)	39,060

Attributable to:
—shareholders of the Company	41,202	1,563	2,356	(6,242)	38,879
—minority interest	—	—	—	181	181

Unrealised gains/(losses) included in shareholders’ equity	27,758	2,743	442	(30)	30,913

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

5	SEGMENT INFORMATION (continued)

	As at 31 December 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	( RMB million )
Assets
Financial assets	748,831	73,988	11,930	—	834,749
Deferred policy acquisition costs	39,037	764	1,050	—	40,851
Cash and cash equivalents	22,711	2,244	362	—	25,317

Segment assets	810,579	76,996	13,342	—	900,917

Unallocated
Property, plant and equipment					16,771
Other assets					16,016

Total					933,704

Liabilities

Insurance contracts
Long-term traditional insurance contracts	216,280	1,885	—	—	218,165
Long-term investment type insurance contracts	283,520	1,068	—	—	284,588
Short-term insurance contracts:
—reserves for claims and claim adjustment expenses	—	—	2,391	—	2,391
—unearned premium reserves	—	—	5,728	—	5,728
Deferred income	47,761	547	—	—	48,308
Financial liabilities
Investment contracts
—with DPF	—	49,068	—	—	49,068
—without DPF	—	2,234	—	—	2,234
Securities sold under agreements to repurchase	90	9	1	—	100

Segment liabilities	547,651	54,811	8,120	—	610,582

Unallocated
Other liabilities					116,746

Total					727,328

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	86,587	1,740	11,090	—	99,417
Gross written premiums	80,086	1,144	11,090	—
—Term Life	177	26	—	—
—Whole Life	28,079	886	—	—
—Endowment	43,583	—	—	—
—Annuity	8,247	232	—	—
Policy fees	6,501	596	—	—
Net premiums earned and policy fees	86,519	1,735	10,593	—	98,847
Net investment income	22,215	2,462	265	—	24,942
Net realised gains on financial assets	1,421	157	17	—	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	17,852	1,979	213	—	20,044
Other income	—	—	—	1,883	1,883

Segment revenues	128,007	6,333	11,088	1,883	147,311

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,125)	(672)	—	—	(10,797)
Accident and health claims and claim adjustment expenses	—	—	(6,999)	—	(6,999)
Increase in long-term traditional insurance contracts liabilities	(43,915)	(323)	—	—	(44,238)
Interest credited to long-term investment type insurance contracts	(6,365)	(21)	—	—	(6,386)
Interest credited to investment contracts	—	(996)	—	—	(996)
Increase in deferred income	(11,307)	(300)	—	—	(11,607)
Policyholder dividends resulting from participation in profits	(15,536)	(2,081)	—	—	(17,617)
Amortisation of deferred policy acquisition costs	(9,391)	(265)	(603)	—	(10,259)
Underwriting and policy acquisition costs	(1,822)	(40)	(553)	—	(2,415)
Administrative expenses	(5,109)	(699)	(1,855)	(1,676)	(9,339)
Other operating expenses	(629)	(71)	(21)	(138)	(859)
Statutory insurance fund	(145)	(1)	(48)	—	(194)

Segment benefits, claims and expenses	(104,344)	(5,469)	(10,079)	(1,814)	(121,706)

Segment results	23,663	864	1,009	69	25,605

Income tax expenses	—	—	—	(5,554)	(5,554)

Net profit/(loss)	23,663	864	1,009	(5,485)	20,051

Attributable to:
—shareholders of the Company	23,663	864	1,009	(5,580)	19,956
—minority interest	—	—	—	95	95

Unrealised gains included in shareholders’ equity	11,452	1,270	137	—	12,859

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

5	SEGMENT INFORMATION (continued)

	As at 31 December 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets

Financial assets	574,503	63,685	6,864	—	645,052
Deferred policy acquisition costs	37,591	845	794	—	39,230
Cash and cash equivalents	44,721	4,958	534	—	50,213

Segment assets	656,815	69,488	8,192	—	734,495

Unallocated
Property, plant and equipment					14,565
Other assets					15,335

Total					764,395

Liabilities
Insurance contracts
Long-term traditional insurance contracts	170,954	1,921	—	—	172,875
Long-term investment type insurance contracts	281,847	825	—	—	282,672
Short-term insurance contracts:
—reserves for claims and claim adjustment expenses	—	—	2,498	—	2,498
—unearned premium reserves	—	—	5,346	—	5,346
Deferred income	40,744	627	—	—	41,371
Financial liabilities
Investment contracts
—with DPF	—	45,998	—	—	45,998
—without DPF	—	2,614	—	—	2,614
Securities sold under agreements to repurchase	7,327	812	88	—	8,227

Segment liabilities	500,872	52,797	7,932	—	561,601

Unallocated
Other liabilities					62,589

Total					624,190

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2005
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	68,888	1,267	10,867	—	81,022
Gross written premiums	63,205	867	10,867	—
—Term Life	184	24	—	—
—Whole Life	23,310	674	—	—
—Endowment	35,480	—	—	—
—Annuity	4,231	169	—	—
Policy fees	5,683	400	—	—
Net premiums earned and policy fees	68,749	1,257	10,032	—	80,038
Net investment income	14,682	1,788	215	—	16,685
Net realised losses on financial assets	(448)	(55)	(7)	—	(510)
Net fair value gains on assets at fair value through income (held-for-trading)	229	28	3	—	260
Other income	—	—	—	1,739	1,739

Segment revenues	83,212	3,018	10,243	1,739	98,212

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,744)	(567)	—	—	(8,311)
Accident and health claims and claim adjustment expenses	—	—	(6,847)	—	(6,847)
Increase in long-term traditional insurance contracts liabilities	(33,550)	(427)	—	—	(33,977)
Interest credited to long-term investment type insurance contracts	(4,867)	(27)	—	—	(4,894)
Interest credited to investment contracts	—	(973)	—	—	(973)
Increase in deferred income	(8,484)	(37)	—	—	(8,521)
Policyholder dividends resulting from participation in profits	(4,965)	(394)	—	—	(5,359)
Amortisation of deferred policy acquisition costs	(6,955)	(544)	(267)	—	(7,766)
Underwriting and policy acquisition costs	(1,350)	(68)	(427)	—	(1,845)
Administrative expenses	(3,863)	(415)	(1,338)	(1,621)	(7,237)
Other operating expenses	(646)	(78)	(29)	(45)	(798)
Statutory insurance fund	(118)	(1)	(55)	—	(174)

Segment benefits, claims and expenses	(72,542)	(3,531)	(8,963)	(1,666)	(86,702)

Segment results	10,670	(513)	1,280	73	11,510

Income tax expenses	—	—	—	(2,145)	(2,145)

Net profit/(loss)	10,670	(513)	1,280	(2,072)	9,365

Attributable to
—shareholders of the Company	10,670	(513)	1,280	(2,131)	9,306
—minority interest	—	—	—	59	59

Unrealised gains included in shareholders’ equity	3,997	487	58	—	4,542

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

6	PROPERTY, PLANT AND EQUIPMENT

	2007
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at 1 January 2007	12,925	3,210	1,815	2,160	218	20,328
Additions	1,014	789	310	1,190	122	3,425
Disposals	(51)	(151)	(98)	(142)	(7)	(449)
Transfers upon completion	614	—	—	(614)	—	—

As at 31 December 2007	14,502	3,848	2,027	2,594	333	23,304

Accumulated depreciation and impairment
As at 1 January 2007	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)
Charges for the year	(408)	(446)	(124)	—	(42)	(1,020)
Disposals	13	146	91	—	—	250

As at 31 December 2007	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)

Net book value
As at 1 January 2007	10,416	1,410	478	2,160	101	14,565

As at 31 December 2007	11,598	1,748	657	2,594	174	16,771

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	2006
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at 1 January 2006	12,144	2,746	1,711	1,086	152	17,839
Additions	152	561	212	1,773	61	2,759
Disposals	(41)	(119)	(108)	—	(2)	(270)
Transfers upon completion	670	22	—	(699)	7	—

As at 31 December 2006	12,925	3,210	1,815	2,160	218	20,328

Accumulated depreciation and impairment
As at 1 January 2006	(2,164)	(1,540)	(1,325)	—	(100)	(5,129)
Charges for the year	(345)	(373)	(112)	—	(18)	(848)
Impairment loss	(3)	—	—	—	—	(3)
Disposals	3	113	100	—	1	217
As at 31 December 2006	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)

Net book value
As at 1 January 2006	9,980	1,206	386	1,086	52	12,710

As at 31 December 2006	10,416	1,410	478	2,160	101	14,565

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

7	DEFERRED POLICY ACQUISITION COSTS

	2007	2006	2005
	RMB million	RMB million	RMB million
Gross
As at 1 January	39,245	37,841	32,981
Acquisition costs deferred	17,490	15,929	14,231
Amortisation charged through income	(13,476)	(10,359)	(7,960)
Amortisation charged through equity	(2,398)	(4,166)	(1,411)

As at 31 December	40,861	39,245	37,841

Ceded
As at 1 January	(15)	(100)	(194)
Acquisition costs deferred	(10)	(15)	(100)
Amortisation charged through income	15	100	194

As at 31 December	(10)	(15)	(100)

Net
As at 1 January	39,230	37,741	32,787
Acquisition costs deferred	17,480	15,914	14,131
Amortisation charged through income	(13,461)	(10,259)	(7,766)
Amortisation charged through equity	(2,398)	(4,166)	(1,411)

As at 31 December	40,851	39,230	37,741

DAC excluding unrealised gains	47,862	43,843	38,188
DAC recorded in unrealised gains	(7,011)	(4,613)	(447)

Total	40,851	39,230	37,741

Current	1,050	794	603
Non-current	39,801	38,436	37,138

Total	40,851	39,230	37,741

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

8	INVESTMENTS IN ASSOCIATES

	2007	2006
	RMB million	RMB million
At 1 January	6,071	—
Acquisition of Guangdong Development Bank (“GDB”) (a)	—	5,671
Investment in China Life Property & Casualty Insurance Company Limited (“CLP&C”) (b)	—	400
Share of results	409	—
Other equity movements (Note 31)	(30)	—

At 31 December	6,450	6,071

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

The Group’s share in investment in associates is as follows:

	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
		(RMB million)
GDB	PRC	77,901	72,230	59	—	20%
CLP&C	PRC	400	—	—	—	40%

Total at 31 December 2006		78,301	72,230	59	—

GDB	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total at 31 December 2007		91,225	84,775	2,615	409

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2007

Debt securities
Government bonds	96,786	1,228	(1,780)	96,234
Government agency bonds	71,273	1,110	(4,303)	68,080
Corporate bonds	3,272	171	(40)	3,403
Subordinated bonds/debts	24,372	62	(562)	23,872

Total	195,703	2,571	(6,685)	191,589

	Amortised cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2006

Debt securities
Government bonds	94,999	7,791	(26)	102,764
Government agency bonds	53,935	2,642	(244)	56,333
Corporate bonds	3,257	296	—	3,553
Subordinated bonds/debts	24,368	1,282	(8)	25,642

Total	176,559	12,011	(278)	188,292

Contractual	maturity schedule

	Amortised cost		Estimated fair value
	As at 31 December 2007	As at 31 December 2006	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	2,896	2,974	2,921	3,008
After one year but within five years	50,059	51,483	50,861	54,345
After five years but within ten years	52,508	37,295	52,835	40,279
After ten years	90,240	84,807	84,972	90,660

Total	195,703	176,559	191,589	188,292

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities

	Amortised cost/Cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,906	686	(5,438)	107,154
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,969	1,145	(11,732)	241,382

Equity securities
Funds	37,513	23,328	(217)	60,624
Common stocks	51,714	64,115	(320)	115,509

Subtotal	89,227	87,443	(537)	176,133

Total	341,196	88,588	(12,269)	417,515

	Amortised cost/Cost	Gross unrealized gains	Gross unrealised losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at 31 December 2006

Debt securities
Government bonds	60,058	863	(569)	60,352
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	176,427	1,777	(1,336)	176,868

Equity securities
Funds	20,535	12,437	(103)	32,869
Common stocks	15,876	13,882	(33)	29,725
Warrants	—	1	—	1

Subtotal	36,411	26,320	(136)	62,595

Total	212,838	28,097	(1,472)	239,463

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

Debt securities	Amortised cost		Estimated fair value
—contractual maturity schedule	As at 31 December 2007	As at 31 December 2006	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	616	4,544	612	4,561
After one year but within five years	23,139	26,664	22,672	27,016
After five years but within ten years	89,493	60,261	87,615	59,995
After ten years	138,721	84,958	130,483	85,296

Total	251,969	176,427	241,382	176,868

9.3	Financial assets at fair value through income (held-for-trading)

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Debt securities
Government bonds	693	148
Government agency bonds	4,583	1,915
Corporate bonds	513	2,083
Subordinated bonds/debts	307	325

Subtotal	6,096	4,471

Equity securities
Funds	9,145	12,382
Common stocks	9,842	20,460
Warrants	27	56

Subtotal	19,014	32,898

Total	25,110	37,369

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Listed debt securities in PRC
Government bonds	51,296	64,562
Corporate bonds	6,571	6,839

Subtotal	57,867	71,401

Unlisted debt securities in PRC
Government bonds	126,771	90,937
Government agency bonds	183,010	134,571
Corporate bonds	40,956	29,253
Subordinated bonds/debts	34,577	31,736

Subtotal	385,314	286,497

Listed equity securities in PRC
Common stocks
—listed in HK, PRC	8,476	6,884
—listed in mainland, PRC	116,873	43,301
Funds—listed in mainland, PRC	17,677	12,861
Warrants—listed in mainland, PRC	27	57

Subtotal	143,053	63,103

Unlisted equity securities in PRC
Funds	52,092	32,390
Common stocks	2	—

Subtotal	52,094	32,390

Total	638,328	453,391

As at 31 December 2007, the amount of unlisted debt securities, traded in the inter-bank market, is RMB 323,058 million (as at 31 December 2006: RMB 260,289 million).

9.5	Term deposits

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Maturing:
Within one year	46,706	57,930
After one year but within five years	93,372	111,901
After five years but within ten years	26,434	3,421
After ten years	2,082	2,224

Total	168,594	175,476

Included in term deposits are structured deposits of RMB 4,346 million (31 December 2006: RMB4,646 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS (continued)

9.6	Statutory deposits—restricted

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Contractually maturing:
Within one year	5,353	—
After one year but within five years	420	5,353

Total	5,773	5,353

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

9.7	Loans

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Policy loans	5,944	2,371
Other loans	1,200	—

Total	7,144	2,371

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Maturing:
Within one year	5,944	2,371
After five years but within ten years	1,200	—

Total	7,144	2,371

9.8	Securities purchased under agreements to resell

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Maturing:
With 30 days	5,053	—

Total	5,053	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

9	FINANCIAL ASSETS (continued)

9.9	Accrued investment income

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Bank deposits	3,700	3,259
Debt securities	6,014	5,008
Others	143	194

Total	9,857	8,461

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Current	9,824	8,439
Non-current	33	22

Total	9,857	8,461

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

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

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Carrying value		Estimated fair value
	As at 31 December 2007	As at 31 December 2006	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million	RMB million	RMB million
Debt securities	443,181	357,898	439,067	369,631
Equity securities	195,147	95,493	195,147	95,493
Term deposits (excluding structured deposits)	164,248	170,830	164,248	170,830
Structured deposits	4,346	4,646	4,281	4,419
Statutory deposits-restricted	5,773	5,353	5,773	5,353
Securities purchased under agreements to resell	5,053	—	5,053	—
Loans	7,144	2,371	7,144	2,371
Cash and cash equivalents	25,317	50,213	25,317	50,213
Long-term investment type insurance contracts (excluding universal life insurance contracts)	(282,645)	(282,520)	(271,523)	(276,129)
Investment contracts with DPF	(49,068)	(45,998)	(39,551)	(39,575)
Investment contracts without DPF	(2,234)	(2,614)	(2,315)	(2,459)
Securities sold under agreements to repurchase	(100)	(8,227)	(100)	(8,227)

11	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

12	REINSURANCE ASSETS

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Claims recoverable from reinsurers (Note 14)	24	15
Ceded unearned premiums (Note 14)	45	60
Long-term traditional insurance contracts ceded (Note 14)	707	704
Due from reinsurance companies	190	207

Total	966	986

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

12	REINSURANCE ASSETS (continued)

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Current	259	282
Non-current	707	704

Total	966	986

13	OTHER ASSETS

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Due from CLIC (Note 29(c))	739	996
Deposits on fund units pending issuance/receivable on funds redeemed	500	135
Advances	206	102
Others	937	979

Total	2,382	2,212

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Current	2,297	1,650
Non-current	85	562

Total	2,382	2,212

14	INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2003	3.65% - 5.00%	0.25% -0.50%
2004	3.70% - 5.17%	0.25% - 0.50%
2005	4.00% - 5.20%	0.25% - 0.50%
2006	4.60% - 5.40%	0.25% - 0.60%
2007	5.50%	0.50%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

14	INSURANCE CONTRACTS (continued)

(a) Process used to decide on assumptions (continued)

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

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2003	12.5	1.75%	12.5	1.75%
2004	10.0 - 17.5	1.65% - 2.55%	17.5	1.65%
2005	14.5 - 19.5	1.50% - 1.80%	4.0	1.30%
2006	15.0 - 22.0	1.60% - 1.85%	6.5	1.50%
2007	15.0 - 22.0	1.60% - 1.85%	6.5	1.50%

(iv) Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

14	INSURANCE CONTRACTS (continued)

(b) Net liabilities of insurance contracts and investment contracts

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Gross
Long-term traditional insurance contracts	218,165	172,875
Long-term investment type insurance contracts	284,588	282,672
Short-term insurance contracts
—claims and claim adjustment expenses	2,391	2,498
—unearned premiums	5,728	5,346
Investment contracts
—with DPF	49,068	45,998
—without DPF	2,234	2,614

Total, gross	562,174	512,003

Recoverable from reinsurers
Long-term traditional insurance contracts (Note 12)	(707)	(704)
Short-term insurance contracts
—claims and claim adjustment expenses (Note 12)	(24)	(15)
—unearned premiums (Note 12)	(45)	(60)

Total, ceded	(776)	(779)

Net
Long-term traditional insurance contracts	217,458	172,171
Long-term investment type insurance contracts	284,588	282,672
Short-term insurance contracts
—claims and claim adjustment expenses	2,367	2,483
—unearned premiums	5,683	5,286
Investment contracts
—with DPF	49,068	45,998
—without DPF	2,234	2,614

Total, net	561,398	511,224

(c) Claims incurred ratio

	2007	2006	2005
	RMB million	RMB million	RMB million
Claims incurred-net	6,343	6,999	6,847
Claims incurred ratio	55%	66%	68%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

14	INSURANCE CONTRACTS (continued)

(d) Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2007	2006
	RMB million	RMB million
—Notified claims	487	638
—Incurred but not reported	2,011	1,146

Total as at 1 January—Gross	2,498	1,784

Cash paid for claims settled in year
—Cash paid for current year claims	(4,750)	(4,346)
—Cash paid for prior year claims	(1,790)	(2,149)
Claims incurred in year
—Claims arising in current year	7,082	6,771
—Claims arising in prior year	(649)	438

Total as at 31 December—Gross	2,391	2,498

Notified claims	368	487
Incurred but not reported	2,023	2,011

Total as at 31 December—Gross	2,391	2,498

The table below presents movement of unearned premium reserves:

	2007			2006
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
At as 1 January	5,346	(60)	5,286	5,147	(291)	4,856

Increase in the period	5,728	(45)	5,683	5,346	(60)	5,286
Release in the period	(5,346)	60	(5,286)	(5,147)	291	(4,856)

At as 31 December	5,728	(45)	5,683	5,346	(60)	5,286

(e) Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

	2007	2006
	RMB million	RMB million
As at 1 January	172,875	124,656
Valuation premiums	57,979	54,764
Liabilities released for death or other termination and related expenses	(20,598)	(13,169)
Accretion of interest	7,511	5,634
Other movements	398	990

As at 31 December	218,165	172,875

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

14	INSURANCE CONTRACTS (continued)

(f) Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

	2007	2006
	RMB million	RMB million
As at 1 January	282,672	237,001
Deposits received	72,516	70,472
Deposits withdrawn and paid on death and other benefits	(70,690)	(24,667)
Fees deducted from account balances	(7,091)	(6,520)
Interest credited	7,181	6,386

As at 31 December	284,588	282,672

15	DEFERRED INCOME

The table below presents movement of deferred income:

	2007	2006
	RMB million	RMB million
As at 1 January	41,371	34,631
Income deferred	21,867	18,234
Amortisation charged through income	(12,011)	(6,620)
Amortisation charged through equity	(2,919)	(4,874)

As at 31 December	48,308	41,371

Deferred income excluding unrealised gains	56,586	46,730
Deferred income recognized in unrealised gains	(8,278)	(5,359)

Total deferred income	48,308	41,371

16	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2007	2006
	RMB million	RMB million
As at 1 January	48,612	44,102
Deposits received	21,711	20,969
Deposits withdrawn and paid on death and other benefits	(19,559)	(16,878)
Policy fees deducted from account balances	(600)	(577)
Interest credited	1,138	996

As at 31 December	51,302	48,612

Investment contracts
—with DPF	49,068	45,998
—without DPF	2,234	2,614

Total	51,302	48,612

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Maturing:
Within thirty days	100	8,202
After thirty but within ninety days	—	25

Total	100	8,227

The carrying values of debt securities pledged as collateral are as follows:

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Debt securities pledged	99	8,351

Total	99	8,351

18	OTHER LIABILITIES

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Salary and staff welfare payable	1,973	1,805
Commission and brokerage payable	1,134	1,025
Agent deposits	602	554
Tax payable	739	299
Payable to constructors	293	249
Stock appreciation rights(Note 27)	1,290	444
Others	2,839	957

Total	8,870	5,333

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Current	8,870	5,248
Non-current	—	85

Total	8,870	5,333

19	STATUTORY INSURANCE FUND

As required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life policies with guaranteed return and long-term health policies and long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund contribution is required.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

20	NET INVESTMENT INCOME

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Debt securities	16,678	12,384	8,429
—held-to-maturity securities	8,305	7,341	5,645
—available-for-sale securities	7,881	4,825	2,724
—at fair value through income (held-for-trading)	492	218	60
Equity securities	19,400	4,662	494
—available-for-sale securities	15,728	3,591	316
—at fair value through income (held-for-trading)	3,672	1,071	178
Bank deposits	9,094	8,207	7,903
Loans	248	80	22
Securities purchased under agreements to resell	206	23	3
Other	2	—	—

Subtotal	45,628	25,356	16,851

Securities sold under agreements to repurchase	(1,281)	(270)	(70)
Investment expenses	(327)	(144)	(96)

Total	44,020	24,942	16,685

The interest income of impaired assets for the year ended as at 31 December 2007 is RMB463 million (2006: Nil, 2005: Nil).

21	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Debt securities
Gross realised gains	388	20	158
Gross realised losses	(1,256)	(26)	(5)
Impairments	(3,403)	—	(92)

Subtotal	(4,271)	(6)	61

Equity securities
Gross realised gains	19,868	1,601	143
Gross realised losses	(212)	—	(63)
Impairments	—	—	(651)

Subtotal	19,656	1,601	(571)

Total	15,385	1,595	(510)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

21	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS (continued)

The proceeds from sales and maturities of available-for-sale securities and the gross realised gains/ (losses) for the years ended 31 December 2007, 2006 and 2005 were as follows:

	2007	2006	2005
	RMB million	RMB million	RMB million
Proceeds from sales of available-for-sale securities	79,287	49,902	59,806
Gross realised gains	20,256	1,621	301
Gross realised losses	(1,468)	(26)	(68)

22	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Debt securities	366	305	88
Equity securities	18,477	19,739	172

Total	18,843	20,044	260

23	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2007
Life insurance death and other benefits	17,444	(14)	17,430
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

For the year ended 31 December 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

For the year ended 31 December 2005
Life insurance death and other benefits	8,320	(9)	8,311
Accident and health claims and claim adjustment expenses	7,506	(659)	6,847
Increase in long-term traditional insurance contracts	34,114	(137)	33,977
Interest credited to long-term investment type insurance contracts	4,894	—	4,894

Total insurance benefits and claims	54,834	(805)	54,029

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

24	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Employ salary and welfare cost	5,766	4,197	3,118
Housing benefits	272	256	251
Contribution to the defined contribution pension plan	575	358	342
Depreciation	1,020	848	884
Loss on disposal of property, plant and equipment	—	—	7
Exchange loss	1,032	639	639

25	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Current taxation-enterprises income tax	8,730	858	772
Deferred taxation	(2,399)	4,696	1,373

Taxation charges	6,331	5,554	2,145

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

			For the year ended 31 December
			2007	2006	2005
			RMB million	RMB million	RMB million
Net profit before income tax expenses			45,391	25,605	11,510

Tax computed at the statutory tax rate of 33%			14,979	8,450	3,798
Non-taxable income	(i	)	(6,802)	(3,250)	(1,763)
Additional tax liability from expenses not deductible for tax purposes	(i	)	1,310	354	110

Effect on change in statutory tax rate	(ii	)	(3,156)	—	—

Income taxes at effective tax rate			6,331	5,554	2,145

(i) Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii) On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

25	TAXATION (continued)

(c)	As at 31 December 2007, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25% (as at 31 December 2006:33%).

The movement on the deferred income tax liabilities account is as follows:

	2007	2006
	RMB million	RMB million
As at 1 January	19,022	7,982
Deferred taxation charged to income statement	(2,399)	4,696
Deferred taxation charged to equity	8,163	6,344

As at 31 December	24,786	19,022

(d)	The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2006	3,615	158	389	(12,454)	310	(7,982)
(Charged)/credited to income statement	1,900	500	(5,097)	(1,865)	(134)	(4,696)
(Charged)/credited to equity	536	—	(8,255)	1,375	—	(6,344)

As at 31 December 2006	6,051	658	(12,963)	(12,944)	176	(19,022)

As at 1 January 2007	6,051	658	(12,963)	(12,944)	176	(19,022)
(Charged)/credited to income statement	(5,247)	(304)	5,238	2,502	210	2,399
(Charged)/credited to equity	1,902	—	(10,295)	230	—	(8,163)

As at 31 December 2007	2,706	354	(18,020)	(10,212)	386	(24,786)

	As at 31 December
	2007	2006
	RMB million	RMB million
Deferred tax assets:
—deferred tax asset to be recovered after more than 12 months	8,042	8,094
—deferred tax asset to be recovered within 12 months	1,027	1,405

Subtotal	9,069	9,499

Deferred tax liabilities:
—deferred tax liability to be settled after more than 12 months	(33,504)	(28,169)
—deferred tax liability to be settled within 12 months	(351)	(352)

Subtotal	(33,855)	(28,521)

Total net deferred income tax liabilities	(24,786)	(19,022)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

26	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2007 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2006: 26,777,033,767).

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

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. No unit of the stock appreciation rights was exercised, forfeited or expired in 2007. As at 31 December 2007, there are 55.71 million units outstanding (as at 31 December 2006: 55.71 million) and 36.62 million units exercisable (as at 31 December 2006: 17.05 million). As at 31 December 2007, the amount of intrinsic value for the vested stock appreciation rights is RMB 1,152 million (as at 31 December 2006: RMB 356 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 37% to 47%, an expected dividend yield of no higher than 0.5% and risk-free interest rates from 1.8% to 1.9%.

As at 31 December 2007, the Company recognized compensation cost of RMB 846 million (as at 31 December 2006: RMB 444 million) which was included in administrative expenses. RMB 1,277 million and RMB 13 million were included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at 31 December 2007 (as at 31 December 2006: RMB 431 million and RMB 13 million respectively). The unrecognized compensation cost of outstanding units is approximately RMB 471 million as at 31 December 2007 (as at 31 December 2006: RMB 761 million), which is expected to be recognized within the next year (as at 31 December 2006: within the next 2 years).

On 12 June 2007, another award of stock appreciation rights was approved by the Board of Directors of the Company. The exercise price of the award was HK$25.71, the average closing price of shares in the five trading days prior to 1 January 2007. As at 31 December 2007, the stock appreciation rights had not been granted.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

28	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2007, a final dividend of RMB 0.14 per ordinary share totalling RMB 3,957 million in respect of the year ended 31 December 2006 was declared and was paid in July 2007. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2007.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2008, a final dividend of RMB 0.42 per ordinary share totalling approximately RMB 11,871 million for the year ended 31 December 2007 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2007.

29	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2007:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company

Guangdong Development Bank (“GDB”)	An associate of the Company

China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company

China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company

Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company

China Life Insurance (Overseas) Co., Limited. ( “China Life Overseas” )	Under common control of the ultimate holding company

China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2007.

			For the year ended 31 December
	Note		2007	2006	2005
			RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i	)	1,426	1,555	1,567
Asset management fee earned from CLIC	(ii	)	104	84	84
Rewards from CLIC for non-transferred policies	(iii	)	70	177	—
Non-performing assets management fee earned from CLIC			—	—	11
Dividends to CLIC			2,705	966	—
Property, plant and equipment purchased from CLIC	(iv	)	495	—	—
Property leasing expense charged by CLIC	(v	)	66	168	335
Dividends to CLIC from AMC			42	—	—
Pre-operating salary expenses paid on behalf of Pension Company by CLIC			9	—	—
Asset management fee earned from China Life Overseas	(ii	)	15	—	—
Asset management fee earned from CLP&C	(ii	)	4	—	—
Property insurance payments to CLP&C			24	—	—
Rentals, deposits and project payments to Zhongbaoxin	(vi	)	16	36	—
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii	)	390	283	239
Asset management fee expense charged to Pension Company by AMC	(ii	)	2	—	—
Dividends to the Company			62	—	—
Transaction with Pension Company
Pre-operating salary expenses paid on behalf of Pension Company			8	—	—
Transaction with GDB
Brokerage fee charged by GDB	(vii	)	7	—	—
Interest income earned from GDB			140	—	—

Notes:

(i) As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB 8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated income statement.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii) CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate.

The Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the description of the service fee rates under the two agreements are different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

In March 2007, P&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.2%, divided by 12. The variable service fee equals to 10% of the excess return per annum payable annually.

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on actual net investment return yield.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

The asset management fee charged to the Company and Pension Company by AMC is eliminated through the consolidated income statement.

(iii) The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2007 a fee income of RMB 70 million (2006: RMB 177 million) from CLIC as the reward for such non-transferrable policies.

(iv) On 4 January 2007, the Company and CLIC entered into an agreement on purchasing part of CLIC’s buildings, construction in progress, rights to the use of the land, motor vehicles and equipments etc. The purchase price was based on the valuation of China Enterprise Appraisals’ assets appraisal report issued on 8 December 2006, which totalling RMB 488 million. On 28 September 2007, the Company and CLIC established a supplementary agreement on the above business under the same purchase price. The purchase price was based on the valuation of China Enterprise Appraisals’ assets appraisal report issued on 8 December 2006, which totalling RMB 21 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(v) The Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

(vi) The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(vii) On 29 April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate. 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB 1 per policy, where GDB handles premiums receipts and benefits payments.

(c)	Amounts due from / to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Amount due from CLIC (Note 13)	739	996
Amount due to CLIC	(40)	(3)
Amount due from China Life Overseas	13	—
Amount due from CLP&C	5	—
Amount due from Zhongbaoxin	1	1
Amount due to Zhongbaoxin	(5)	—

(d)	Key management compensation

	For the year ended 31 December
	2007	2006	2005
	RMB million	RMB million	RMB million
Salaries and other short-term employee benefits	27	17	9
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—

Total	27	17	9

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

29	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

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

As at 31 December 2007, more than 68% (as at 31 December 2006: more than 70%) of bank deposits were with state-owned banks; approximately 96% (as at 31 December 2006: approximately 95%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the year ended 31 December 2007, more than 74% (for the year ended 31 December 2006: more than 71%) of the group insurance business of the Group were with state-owned enterprises; approximately 83% (for the year ended 31 December 2006: approximately 89%) of bank assurance brokerage charges of RMB 2,085 million (for the year ended 31 December 2006: RMB 1,989 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 68% (for the year ended 31 December 2006: more than 70%) of bank deposit interest income were from state-owned banks.

30	SHARE CAPITAL

	As at 31 December 2007		As at 31 December 2006
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid Ordinary shares of RMB 1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2007, the Company’s share capital is as follows:

	As at 31 December 2007
	No. of shares	RMB million
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange. 600,000,000 shares of the domestic listed shares may only be traded on the Shanghai Stock Exchange since 9 January 2008. The shares owned by CLIC are not transferable until 11 January 2010.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

31	RESERVES

	Additional paid in capital	Unrealised gains/(losses)	Reserve fund	General reserve	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)
As at 1 January 2005	34,776	(3,855)	652	—	31,573
Unrealised gains
—arising from available-for-sale securities during the period	—	7,427	—	—	7,427
—reclassification adjustment for gains included in income statement	—	(153)	—	—	(153)
—impact from available-for-sale securities on other assets and liabilities	—	(495)	—	—	(495)
Subtotal	—	6,779	—	—	6,779

—tax on unrealised gains	—	(2,237)	—	—	(2,237)
Appropriation to reserve	—	—	1,110	—	1,110

Change in the year	—	4,542	1,110	—	5,652

As at 31 December 2005	34,776	687	1,762	—	37,225

Issue of shares	26,820	—	—	—	26,820
Share issue expenses	(510)	—	—	—	(510)
Unrealised gains
—arising from available-for-sale securities during the period	—	25,093	—	—	25,093
—reclassification adjustment for gains included in income statement	—	(115)	—	—	(115)
—impact from available-for-sale securities on other assets and liabilities	—	(5,785)	—	—	(5,785)
Subtotal	—	19,193	—	—	19,193

—tax on unrealised gains	—	(6,334)	—	—	(6,334)
Appropriation to reserve	—	—	974	—	974

Change in the year	26,310	12,859	974	—	40,143

As at 31 December 2006	61,086	13,546	2,736	—	77,368

Unrealised gains
—arising from available-for-sale securities during the period	—	64,328	—	—	64,328
—reclassification adjustment for gains included in income statement	—	(14,658)	—	—	(14,658)
—impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	(10,568)
Subtotal	—	39,102	—	—	39,102

—tax on unrealised gains	—	(8,159)	—	—	(8,159)
—arising from share of results of associates	—	(30)	—	—	(30)
Appropriation to reserve	—	—	3,752	2,792	6,544

Change in the year	—	30,913	3,752	2,792	37,457

As at 31 December 2007	61,086	44,459	6,488	2,792	114,825

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

31	RESERVES (continued)

(a) Under relevant PRC law, the Company is required to transfer 10% of its net profit to statutory reserve fund. The Company appropriated 10% of net profit which is RMB2,792 million to statutory reserve fund for the year ended 31 December 2007. At 12 June 2007, approved by Annual General Meeting, the Company appropriated 10% of net profit for the year ended 31 December 2006 which is RMB960 million to discretionary welfare fund. The total appropriation to statutory reserve fund and discretionary welfare fund in 2007 is RMB3,752 million.

(b) Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, the Company appropriated 10% of net profit which is RMB2,792 million to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB31,881 million as at 31 December 2007.

32	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Pending lawsuits (b)	66	54

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended complaint on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2007

33	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Contracted but not provided for	310	990

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB152 million had been paid at 31 December 2007. The remaining RMB353 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December 2007	As at 31 December 2006
	RMB million	RMB million
Land and buildings
Not later than one year	206	242
Later than one year but not later than five years	316	386
Later than five years	29	50

Total	551	678

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2007 was RMB391 million (for the year ended 31 December 2006: RMB391 million).

34	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

FOR THE YEAR ENDED 31 DECEMBER 2007

35	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Difference between HKFRS and US GAAP, which may have significant impacts on consolidated net profit/(loss) and consolidated shareholders’ equity, are described below.

Deferred Taxes and Tax Reversal

The tax rate changes as disclosed in Note 25(b)(ii) are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well. Under US GAAP, the impact of changes in tax rate/tax law is included in net income even if the original deferred taxes have been recognized in equity. For the year ended 31 December 2007, this difference results in a RMB4,746 million increase in the US GAAP net profit and a corresponding RMB4,746 million decrease to the US GAAP equity reserves balance.

There are no material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at 31 December 2007 and 2006 and net profit for the year ended 31 December 2006 and 2005.

(b)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods.

		As at 31 December 2007
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	Fair value	15,596	29,715	—	45,311
	Unrealised losses	(300)	(2,432)	—	(2,732)
Government agency bonds	Fair value	31,872	21,289	—	53,161
	Unrealised losses	(1,366)	(4,072)	—	(5,438)
Corporate bonds	Fair value	21,308	11,340	—	32,648
	Unrealised losses	(1,498)	(1,344)	—	(2,842)
Subordinate bonds/debts	Fair value	5,852	415	—	6,267
	Unrealised losses	(626)	(94)	—	(720)
Equity securities	Fair value	4,324	1	—	4,325
	Unrealised losses	(537)	—	—	(537)

Total temporarily impaired securities	Fair value	78,952	62,760	—	141,712

	Unrealised losses	(4,327)	(7,942)	—	(12,269)

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

FOR THE YEAR ENDED 31 DECEMBER 2007

35	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(b)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods. (continued)

		As at 31 December 2006
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	Fair value	22,050	1,198	7,149	30,397
	Unrealised losses	(362)	(15)	(192)	(569)
Government agency bonds	Fair value	15,471	1,265	1,497	18,233
	Unrealised losses	(180)	(41)	(22)	(243)
Corporate bonds	Fair value	13,502	6,605	566	20,673
	Unrealised losses	(240)	(234)	(13)	(487)
Subordinate bonds/debts	Fair value	2,329	—	—	2,329
	Unrealised losses	(37)	—	—	(37)
Equity securities	Fair value	1,273	—	—	1,273
	Unrealised losses	(136)	—	—	(136)

Total temporarily impaired securities	Fair value	54,625	9,068	9,212	72,905

	Unrealised losses	(955)	(290)	(227)	(1,472)

Available-for-sale securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2007 was greater than their fair value, resulting in an unrealised loss. Unrealised losses in respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 218 debt securities positions and 77 equity securities positions were in an unrealised loss position at 31 December 2007 of which 100 debt securities and 76 equity securities positions were in a continuous loss position for less than 6 months, 172 debt securities and 1 equity security positions for more than 6 months but less than 12 months.

(c)	Comprehensive income

	2007	2006	2005
	RMB million	RMB million	RMB million
Net profit attributable to shareholders of the Company	43,625	19,956	9,306
Total other comprehensive income, unrealised gains, net of tax	26,167	12,859	4,542

Total comprehensive income	69,792	32,815	13,848

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

FOR THE YEAR ENDED 31 DECEMBER 2007

35	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(d)	Recently issued accounting standards

In September 2005, the AICPA issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in FAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. The Group adopted this guidance on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In February 2006, the FASB issued FAS 155, “Accounting for Certain Hybrid Financial Instruments” (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 allows the Group to include changes in fair value in earnings on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. FAS 155 is effective for the Group’s fiscal year ending 31 December 2007. The Group adopted this guidance on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. In May 2007, the FASB issued FSP 48-1,”Definition of Settlement in FASB Interpretation No. 48,” which amended FIN 48, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits, effective upon the initial adoption of FIN 48. The Group adopted FIN 48 on 1 January 2007 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. Also in February 2008, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of FAS 157 to fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. The Group is currently assessing the impact of FAS 157 on the Group’s consolidated financial position and results of operations.

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

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

FOR THE YEAR ENDED 31 DECEMBER 2007

35	Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”) (continued)

(d)	Recently issued accounting standards (continued)

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after 15 November 2007 and is required to be applied retrospectively to financial statements for all periods presented. The Group is currently assessing the impact of FSP FIN 39-1 on the Group’s consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” FAS 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The noncontrolling interests’ share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited. Upon adoption, FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Group is currently assessing the impact of FAS 160 on the Group’s consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 141R, “Business Combinations.” This statement addresses the accounting for business acquisitions with a number of changes. Among other things, the new standard broadened the transactions or events that are considered business combinations. It requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to 31 December 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited, and generally applies to business acquisitions completed after 31 December 2008. The Group is currently assessing the impact of FAS 141R on the Group’s consolidated financial position and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing and presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is effective for fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.