Form 20-F
period 2008-12-31
CHINA LIFE INSURANCE CO LTD
filed 2009-04-28
CIK 1268896

As filed with the Securities and Exchange Commission on April 28, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

As of December 31, 2008, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Others    ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17  ☒    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

CHINA LIFE INSURANCE COMPANY LIMITED

1

2

FORWARD-LOOKING STATEMENTS

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2006, the China Insurance Yearbook 2007, the China Insurance Yearbook 2008 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS or U.S. GAAP.

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

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC, which assumed the regulatory functions of the former Ministry of Foreign Trade and Economic Cooperation of the PRC, or “MOFTEC”. References to “CSRC” mean the China Securities Regulatory Commission. References to “PBOC” mean the People’s Bank of China. References to “SAFE” mean the State Administration of Foreign Exchange of the PRC. References to “SAIC” mean the State Administration for Industry and Commerce of the PRC.

References to “effective date” mean June 30, 2003, the effective date of the restructuring under the restructuring agreement between CLIC and us.

References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean the New York Stock Exchange. References to “SSE” or “Shanghai Stock Exchange” mean the Shanghai Stock Exchange.

References to “Renminbi” or “RMB” in this annual report mean the currency of the PRC, references to “U.S. dollars” or “US$” mean the currency of the United States of America, and references to “Hong Kong dollars”, “H.K. dollars” or “HK$” mean the currency of the Hong Kong Special Administrative Region of the PRC.

References to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean the Hong Kong Financial Reporting Standards, issued by the Hong Kong Institute of Certified Public Accountants, which are effective for accounting periods commencing on or after January 1, 2005, and references to “PRC GAAP” mean the PRC Accounting Standards for Business Enterprises (2006) applicable to companies listed in the PRC, which are effective for accounting periods commencing on or after January 1, 2007. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with HKFRS.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB6.8225, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2008 or at all.

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

SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information. We have derived the consolidated financial information as of and for the years ended December 31, 2006, 2007 and 2008 from our audited consolidated financial statements included elsewhere in this annual report. For consolidated financial information as of and for the years ended December 31, 2004 and 2005, we derived the information from our audited consolidated financial statements not included in this annual report.

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

	For the year ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Income Statement Data	(in millions except for per share data)
HKFRS

Revenues
Gross written premiums and policy fees	66,257	81,022	99,417	111,886	135,325	19,835
Less: premiums ceded to reinsurers	(1,182)	(769)	(140)	(85)	(156)	(23)

Net written premiums and policy fees	65,075	80,253	99,277	111,801	135,169	19,812
Net change in unearned premium reserves	(67)	(215)	(430)	(397)	(519)	(76)

Net premiums earned and policy fees	65,008	80,038	98,847	111,404	134,650	19,736

Net investment income	11,317	16,685	24,942	44,020	44,050	6,457
Net realized gains/(losses) on financial assets	—	(510)	1,595	15,385	(6,516)	(955)
Net realized losses on investments	(237)	—	—	—	—	—
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	—	260	20,044	18,843	(7,296)	(1,069)
Net unrealized losses on trading assets	(1,061)	—	—	—	—	—
Other income	1,779	1,739	1,883	1,720	1,923	282

Total revenues	76,806	98,212	147,311	191,372	166,811	24,450

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(6,816)	(8,311)	(10,797)	(17,430)	(17,777)	(2,606)
Accident and health claims and claim adjustment expenses	(6,418)	(6,847)	(6,999)	(6,343)	(7,553)	(1,107)
Increase in long-term traditional insurance contracts liabilities	(25,361)	(33,977)	(44,238)	(45,334)	(55,281)	(8,103)
Interest credited to long-term investment type insurance contracts	(3,704)	(4,894)	(6,386)	(7,181)	(9,212)	(1,350)
Interest credited to investment contracts	(616)	(973)	(996)	(1,138)	(1,358)	(199)
Increase in deferred income	(7,793)	(8,521)	(11,607)	(9,859)	(21,139)	(3,098)
Policyholder dividends resulting from participation in profits	(2,048)	(5,359)	(17,617)	(29,251)	(2,492)	(365)
Amortization of deferred policy acquisition costs	(6,263)	(7,766)	(10,259)	(13,461)	(11,784)	(1,727)
Underwriting and policy acquisition costs	(1,472)	(1,845)	(2,415)	(2,725)	(3,394)	(497)
Administrative expenses	(6,585)	(7,237)	(9,339)	(11,798)	(12,110)	(1,775)
Other operating expenses	(131)	(798)	(859)	(1,651)	(1,891)	(277)
Statutory insurance fund	(96)	(174)	(194)	(219)	(244)	(36)

Total benefits, claims and expenses	(67,303)	(86,702)	(121,706)	(146,390)	(144,235)	(21,141)

Share of results of associates	—	—	—	409	228	33
Net profit/(loss) before income tax expense	9,503	11,510	25,605	45,391	22,804	3,342
Income tax expense	(2,280)	(2,145)	(5,554)	(6,331)	(1,390)	(204)

Net profit/(loss)	7,223	9,365	20,051	39,060	21,414	3,139

Attributable to:
-Shareholders of the Company	7,171	9,306	19,956	38,879	21,277	3,119
-Minority interest	52	59	95	181	137	20
Basic and diluted earnings/(loss) per share(1)	0.27	0.35	0.75	1.38	0.75	0.11

Dividends	—	1,338	3,957	11,871	6,501	953

U.S. GAAP
Revenues	76,806	98,212	147,311	191,372	166,811	24,450
Net profit/(loss) attributable to shareholders of the Company	7,171	9,306	19,956	43,625	19,443	2,850
Net profit/(loss) per share(1)	0.27	0.35	0.75	1.54	0.69	0.10
Net profit/(loss) per ADS(1)	10.72	13.91	N/A	N/A	N/A	N/A
Net profit/(loss) per ADS(2)	4.02	5.22	11.18	23.15	10.32	1.51

(1)	Numbers for the years ended December 31, 2004 and December 31, 2005 are based on the weighted average number of 26,764,705,000 shares in issue during such years. Numbers for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 are based on the weighted average number of 26,777,033,767 shares, 28,264,705,000 shares and 28,264,705,000 shares, respectively, in issue during such years. Each ADS represents 40 H shares. Any discrepancies in the table between the amounts per share and the amounts per ADS are due to rounding.

(2)	The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006. Accordingly, we have also calculated retroactively the net profit/(loss) per ADS based on each ADS representing 15 H shares for purposes of comparison.

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data	(in millions)
HKFRS

Assets
Property, plant and equipment	12,250	12,710	14,565	16,771	18,151	2,660
Deferred policy acquisition costs	32,787	37,741	39,230	40,851	58,268	8,541
Investments in associates	—	—	6,071	6,450	8,176	1,198

Financial assets
Debt securities	150,234	255,554	357,898	443,181	575,885	84,410
Equity securities	17,271	39,548	95,493	195,147	75,082	11,005
Term deposits	175,498	164,869	175,476	168,594	228,272	33,459
Statutory deposits—restricted	4,000	5,353	5,353	5,773	6,153	902
Loans	391	981	2,371	7,144	17,926	2,627
Securities purchased under agreements to resell	279	—	—	5,053	—	—
Accrued investment income	5,084	6,813	8,461	9,857	13,149	1,927
Premiums receivables	3,912	4,959	6,066	6,218	6,433	943
Reinsurance assets	1,297	1,182	986	966	963	141
Other assets	3,451	1,458	2,212	2,382	2,285	335
Cash and cash equivalents	27,217	28,051	50,213	25,317	34,085	4,996

Total assets	433,671	559,219	764,395	933,704	1,044,828	153,144

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
Liabilities and equity	(in millions)

Liabilities

Insurance Contracts
Long-term traditional insurance contracts	89,698	124,656	172,875	218,165	273,474	40,084
Long-term investment type insurance contracts	191,885	237,001	282,672	284,588	362,241	53,095
Short-term insurance contracts
-Reserves for claims and claim adjustment expenses	1,215	1,784	2,498	2,391	2,629	385
-Unearned premium reserves	5,212	5,147	5,346	5,728	6,265	918
Deferred income	27,603	34,631	41,371	48,308	74,487	10,918
Financial liabilities
Investment contracts
-with discretionary participation feature (DPF)	32,476	42,230	45,998	49,068	51,713	7,580
-without DPF	1,635	1,872	2,614	2,234	1,516	222
Securities sold under agreements to repurchase	—	4,731	8,227	100	11,390	1,669
Policyholder dividends payable	2,037	6,204	26,057	58,344	24,358	3,570
Annuity and other insurance balances payable	2,801	4,492	8,891	14,111	28,986	4,249
Premiums received in advance	2,447	2,951	2,329	2,201	1,811	265
Other liabilities	4,922	4,106	5,333	8,870	9,882	1,448
Deferred tax liabilities	4,371	7,982	19,022	24,786	12,569	1,842
Current income tax liabilities	38	525	843	8,312	1,668	244
Statutory insurance fund	429	98	114	122	266	39

Total liabilities	366,769	478,410	624,190	727,328	863,255	126,531

Shareholders’ equity
Share capital	26,765	26,765	28,265	28,265	28,265	4,143
Reserves	31,573	37,225	77,368	114,825	85,378	12,514
Retained earnings	8,192	16,388	34,032	62,410	67,006	9,821

Total shareholders’ equity	66,530	80,378	139,665	205,500	180,649	26,478

Minority interest	372	431	540	876	924	135

Total equity	66,902	80,809	140,205	206,376	181,573	26,614

Total liabilities and equity	433,671	559,219	764,395	933,704	1,044,828	153,144

U.S. GAAP
Total assets	433,671	559,219	764,395	933,704	1,044,828	153,144
Total liabilities	366,769	478,410	624,190	727,328	863,255	126,531
Shareholders’ equity	66,530	80,378	139,665	205,500	180,649	26,478

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB6.8225 to US$1.00, the noon buying rate on December 31, 2008 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

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

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investments, loans or securities, requires the approval of the SAFE and other relevant authorities.

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, certificates of debts, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$7.80 to US$1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of debts to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 24, 2009, the exchange rates were US$ 1.00 to RMB6.8250 and US$ 1.00 to HK$7.7495, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2008	6.8521	6.8171	7.7736	7.7503
November 2008	6.8373	6.8220	7.7560	7.7497
December 2008	6.8842	6.8225	7.7522	7.7497
January 2009	6.8403	6.8225	7.7618	7.7522
February 2009	6.8470	6.8241	7.7551	7.7511
March 2009	6.8438	6.8240	7.7593	7.7497
April 2009 (through April 24, 2009)	6.8361	6.8250	7.7505	7.7495

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2004, 2005, 2006, 2007, 2008 and 2009 (through April 24, 2009) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2004	8.2765	7.7723	8.2768	7.7899
2005	8.0702	7.7533	8.1826	7.7755
2006	7.8041	7.7771	7.9579	7.7685
2007	7.2946	7.7984	7.6072	7.8008
2008	6.8225	7.7499	6.9477	7.7814
2009 (through April 24, 2009)	6.8250	7.7495	6.8342	7.7523

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

We Are Exposed to Changes in Interest Rates

Changes in interest rates may affect our profitability

Our profitability is affected by changes in interest rates. We have experienced a generally low interest rate environment for several years until October 2004, when the interest rate on one-year term deposits was raised from 1.98% to 2.25%. In August 2006, the interest rate on one-year term deposits was further raised from 2.25% to 2.52%. During the year 2007, several revisions were made to the interest rate on one-year term deposits, which resulted in the further increase of the interest rate from 2.52% to 4.14%. During the year 2008, in light of the global economic downturn, the PBOC consecutively reduced the interest rate on one year deposits significantly from 4.14% to 2.25% in an effort to bolster the economy. If the worldwide financial crisis worsens, the Chinese government may take further measures, including reducing interest rates further, which may reduce the income we realize from our investments, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets, including debt securities, equity securities, term deposits, restricted statutory deposits, loans, securities purchased under agreements to resell (or the “resale agreements”), cash and cash equivalents, at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants, which is established when the product is priced. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rates that we are required to pay under the policies and the rate of return we are able to earn on our investments intended to support our insurance obligations. Our historical results and financial position included in this annual report reflect the continuing performance of policies that were issued by CLIC prior to June 10,

1999. Many of these policies paid guaranteed fixed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. From 1996 through 2002, the PBOC made a series of reductions in the interest rates Chinese commercial banks could pay on their deposits. The interest rate on one-year term deposits, a key benchmark rate, was reduced eight times, from 10.98% in April 1996 to 1.98% in February 2002. As a result, CLIC experienced a significant negative spread on its guaranteed rate policies and CLIC’s results of operations continue to be adversely impacted by the effect of those interest rate cuts.

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

Because of the general lack of long-term fixed income securities in the Chinese capital markets and the restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, restrictions under the current PRC insurance law and regulations on the asset classes in which we may invest, as well as the limited availability of long-duration investment assets in the markets in which we invest, have resulted in the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 20 years. Furthermore, the financial markets currently do not provide an effective means for us to hedge our interest rate risk through financial derivative products. We believe that, with the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, until we are able to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our earnings.

Our Investments are Subject to Risks

We are exposed to potential investment losses if there is an economic downturn in China

Under the current PRC insurance law, we may invest the premiums, deposits and other income we receive only in China, unless and until we are approved to invest overseas with our foreign currency denominated funds. We obtained approval for such overseas investment in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. In particular, as of December 31, 2008, approximately 61.43% of our total investment assets consisted of debt securities including government securities, bonds issued by state-owned policy banks of the Chinese government, corporate bonds, bonds issued by financial institutions, convertible bonds and certain subordinated bonds; and 24.31% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 21.78% were placed with the four largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies

A portion of our investment assets, including the proceeds from our initial public offering in 2003, are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB907 million (US$133 million) in foreign exchange losses for the year ended December 31, 2008, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. We did not obtain any approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006, 2007 and 2008 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

Defaults on our debt investments may materially and adversely affect our profitability

Approximately 61.43% of our investment assets as of December 31, 2008 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited

Our premiums and deposits have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. Since 2004, the investment channels of Chinese life insurance companies have been broadened to permit investment in convertible bonds, specified subordinated debts and bonds issued by qualified commercial banks and insurance companies; local government bonds issued and cashed by the Ministry of Finance as an agent, debt financing instruments of non-financial enterprises such as domestic medium-term notes issued in domestic market; unsecured bonds including bonds issued in Hong Kong by large state-owned enterprises and convertible bonds; overseas investment of foreign currency denominated funds in qualified term deposits, debt securities, shares of Chinese companies listed on specified overseas stock exchanges, shares of foreign companies listed on specified overseas stock exchanges and other overseas investment channels as approved by the CIRC; direct investment in shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi; and direct investment in equity interests of non-listed commercial Chinese banks, as well as indirect investments in Chinese infrastructure projects, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there

We had RMB75,082 million (US$11,005 million) invested in equity securities, including securities investment funds and shares traded on the securities markets in China, as of December 31, 2008. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. For example, Chinese listed companies are required to adopt the new accounting standards issued by the MOF effective from January 1, 2007, and the share reform in connection with the conversion of non-tradable state-owned shares into tradable shares is still in progress. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

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

Catastrophes could materially reduce our earnings and cash flow

We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods, fires and epidemics, such as severe acute respiratory syndrome, or SARS. For example, the snow disaster in South China and Wen Chuan earthquake in 2008 increased our current claim payments. In 2008, our claims payments for the snow disaster and for the earthquake were approximately RMB11.916 million (US$1.747 million) and RMB153 million (US$22 million), respectively.

We establish liabilities for claims arising from a catastrophe only after assessing the exposure and damages arising from the event. We do not currently carry catastrophe reinsurance to reduce our catastrophe exposure. Such an event could have a material adverse effect on us.

Current or future litigation and regulatory procedures could result in financial losses or harm our businesses

We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in payments of insurance benefits, damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no single adopted standard for either the form, determination or presentation of the embedded value of an insurance company. Moreover, because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

Risks Relating to the PRC Life Insurance Industry

We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business

We face competitive pressures from both domestic and foreign-invested life insurance companies operating in China, as well as from property and casualty insurance companies, which may compete with our accident and short-term health insurance businesses, and other financial institutions that sell other financial investment products in competition with ours. In addition, the establishment of other professional health insurance companies and pension annuities companies may also lead to greater competition in the health insurance business and commercial pension insurance business. If we are not able to adapt to these increasingly competitive pressures in the future, our growth rate may decline, which could materially and adversely affect our earnings.

Competition among domestic life insurance companies is increasing

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 65% of the individual and group life insurance premiums in China in 2007, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 45% in 2006 to 40% in 2007. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing in 2007. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the

Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 3% of the nationwide market share of life insurance products in 2004, although some have already gained significant market shares in the life insurance market in some areas in China. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 23%, 29% and 20% in 2007. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which has allowed foreign insurers to sell health, annuity and group life insurance products nationwide since December 2004. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 47 property and casualty insurers as of December 31, 2008. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operation may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•

Mutual fund companies, commercial banks and other financial services providers. We face competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

All of our individual agents are required to obtain qualification certificates and all institutional insurance agencies are required to obtain permits and go through registration. If these qualification and registration requirements are enforced or result in policyholders canceling their policies, our business may be materially and adversely affected

Individual life insurance agents, practitioners of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.4% of our individual agents had not obtained such a certificate as of December 31, 2008. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. In 2005, CIRC agencies in certain provinces started to enforce the CIRC qualification requirements. Furthermore, in April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB30,000, and the responsible member of senior management and other responsible personnel of such insurance companies will be warned and fined up to RMB10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management and other responsible personnel from office and reject the application of setting up branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of this regulation, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Under the current PRC insurance law, as amended in 2002, life insurance agents are required to be registered with and obtain business licenses from the local bureaus of the SAIC. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents. Consequently, as we believe is also the case with other insurance companies operating in China, substantially all of our individual agents are not in compliance with this requirement. To date, this non-compliance has not had a material adverse effect on CLIC or ourselves. The Regulations on the Administration of Insurance Salespersons issued by the CIRC in April 2006 do not have such requirement. The PRC insurance law, as amended in February 2009, which will take effect from October 1, 2009, has removed the dual requirement under the current PRC insurance law which requires individual insurance agents to receive qualification certificates issued by the CIRC and register with and obtain business licenses from the local bureaus of the SAIC. It only requires individual insurance agents to receive qualification certificates issued by the CIRC. For institutional insurance agents and insurance brokers, the 2009 PRC insurance law requires them to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CIRC. It also requires non-dedicated institutional insurance agencies to go through alteration registrations with the administration of industry and commerce with the permits issued by the CIRC. We cannot assure you that all of our institutional agents would obtain such licenses, and the enforcement of this requirement could adversely affect the composition and effectiveness of our individual agent distribution system, which could have a material adverse effect on our business.

The further development of regulations in China may impose additional costs and restrictions on our activities

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. The CIRC issued new regulations on the compilation of statutory actuarial report and the actuarial regulations of investment-linked insurance products and universal insurance products in 2007. These new regulations may further affect the determinations of our statutory reserves and solvency margin and hence our income under PRC GAAP. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth

We are required by CIRC regulation to maintain our actual capital (or the “actual solvency margin”) at a level in excess of minimum capital (or the “minimum solvency margin”) levels. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2008 was 310%. While our solvency ratio is currently above the required ratio of 100%, if we continue to grow rapidly in the future, or if the required minimum capital is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Risks Relating to the Restructuring

CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our other existing investors own

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999, and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. As of September 30, 2003, CLIC’s shareholders’ equity was a deficit of RMB251,661 million (US$31,184 million). The amount of accumulated undistributed profits of CLIC is expected to remain negative in the short term.

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

As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of the date of this annual report, CLIC holds approximately 68.37% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

CLIC may direct business opportunities elsewhere

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. We formed a property and casualty joint venture with CLIC, in connection with which we granted a waiver to CLIC allowing it to engage in accident and short-term health businesses indirectly through the property and casualty joint venture with us. CLIC is also engaged in the life insurance business in Shanghai through its joint venture with Colonial Mutual Group, an Australian financial services company, of which CLIC owns 51.0% and which CLIC had agreed to dispose of prior to December 18, 2006. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture is still ongoing.

CLIC also may engage in insurance business in other regions outside of China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Non-Competition Agreement”.

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

In 2008, China saw a decline in growth due to the global economic crisis, which prompted the Chinese government to take certain measures, including reducing the interest rate on one year term deposits, a key benchmark rate, from 4.14% to 2.25%, in an effort to encourage corporate and consumer spending. Some of these measures benefit the overall economy of China but may have a negative effect on our business. Our operating results and financial condition could be materially and adversely affected by government monetary policies, tax policies, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders

Unlike laws in the United States, the applicable laws of China did not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself until January 1, 2006, when the amendments to Chinese company law passed in 2005 became effective. Although the amended Chinese company law provides that shareholders, under certain circumstances, may sue the directors, supervisors and senior management on behalf of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally not available in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Latham & Watkins, has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Holders of H shares may be subject to PRC taxation

Under current PRC tax laws, regulations and rulings, dividends paid by us to individual holders of H shares outside of the PRC are exempt from PRC income tax. When paying dividends for the year of 2008 and each year thereafter to non-resident enterprise holders of H shares outside of the PRC, such dividends are subject to a dividend withholding tax, which is currently levied at a rate of 10%. Such non-resident enterprise holders of H shares may be entitled to tax reductions or exemptions according to relevant tax treaties. In addition, gains realized by individuals upon the sale or other disposition of H shares currently are exempt from PRC income tax. If the exemptions are withdrawn in the future, individual holders of H shares may be required to pay capital gains tax. See “Item 10. Additional Information—Taxation—The People’s Republic of China”.

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

Under China’s existing foreign exchange regulations, we are able to pay dividends in foreign currencies without prior approval from the SAFE by complying with various procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 27, 2009, the Renminbi has appreciated by approximately 18.82%. We had approximately RMB907 million (US$133 million) foreign exchange losses for the year ended December 31, 2008, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any devaluation of the Renminbi, on the other hand, may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

The implementation of new accounting standard may affect our financial statements of the year 2009 and thereafter

On August 7, 2008, the Ministry of Finance issued the No.2 Interpretation of Accounting Standard for Business Enterprises, which requires dual-listed companies to recognize, measure and report the same items with the same accounting policies and estimates unless exempted in the interpretation. According to the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report Preparation, issued by the Ministry of Finance on December 26, 2008, and the No.48 [2008] Announcement issued by the CSRC on December 28, 2008, listed companies that issued both A shares and H shares were required to take steps to remove the differences under different accounting standards and make appropriate disclosures in their 2008 annual reports. On January 5, 2009, the CIRC issued the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector. According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A share and H share financial reports will be modified. The implementation standard will be issued later. We are waiting for the implementation standards to evaluate the effect of the No.2 Interpretation of Accounting Standard for Business Enterprises. The full implementation of the No. 2 Interpretation of Accounting Standard of Business Enterprises may bring uncertainties to the reporting of our financial statements of the year 2009 and thereafter.

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

We have been advised by our PRC legal counsel, King & Wood, that following the restructuring we would not have any continuing obligations to holders of the non-transferred policies and that there is no legal basis on which holders of the non-transferred policies can make a claim against China Life. King & Wood based its conclusion on, among other things, the following factors: (1) after the restructuring, China Life was established as a separate legal entity and China Life’s assets and liabilities should be regarded as distinct and separate from those of CLIC; (2) there is no contractual relationship, direct or indirect, between the holders of the non-transferred policies and China Life; (3) the restructuring (including the transfer of the transferred policies to China Life) has been approved by the CIRC and has been conducted without infringing upon the rights of the holders of non-transferred policies; (4) the arrangements made under the restructuring agreement, in particular the MOF’s support as described above, are expected to enable CLIC to satisfy its obligations under the non-transferred policies; and (5) PRC regulatory authorities have no legal power to direct China Life to assume CLIC’s obligations under the non-transferred policies or to indemnify the holders of the non-transferred policies.

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

In December 2003, we successfully completed our initial public offering of H shares, including H shares in the form of American depositary shares, or ADSs, and raised approximately RMB24,707 million in aggregate net proceeds. Upon completion of our initial public offering, our H shares became listed on the Hong Kong Stock Exchange and ADSs each representing 40 of our H shares became listed on the New York Stock Exchange. The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006.

In December 2006, we issued 1,500,000,000 new ordinary domestic shares through public offering on the SSE at the offering price of RMB18.88 per share, raising RMB28,320 million in aggregate gross proceeds. The A shares have been listed on the SSE since January 9, 2007.

We incurred capital expenditures of RMB2,127 million (US$312 million), RMB1,910 million and RMB1,750 million in 2008, 2007 and 2006, respectively. These capital expenditures mainly comprised the addition of properties and electronic equipment.

In 2006, we entered into agreements with other promoters to establish Bohai Venture Capital Fund where we committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company, of which RMB175 million was paid to the fund and the full amount of RMB5 million was paid to the fund management company as of December 31, 2008. The remaining RMB325 million will be paid when called. For a description of further investments made by us, see “—Business Overview—Investments.”

BUSINESS OVERVIEW

We had nearly 102 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2008. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999. As of December 31, 2008, the average guaranteed rate of return of the products we offered was 2.37%.

Individual Life Insurance

We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 716,000 exclusive agents operating in approximately 16,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health insurance business are also reflected in our individual life insurance business segment. Gross written premiums and policy fees generated by our individual life insurance products, including long-term health insurance products, totaled RMB121,452 million (US$17,802 million) for the year ended December 31, 2008 and RMB98,484 million for the year ended December 31, 2007, constituting 89.7% and 88.0% of our total gross written premiums and policy fees for those periods. The figure for 2008 represented a 23.3% increase over 2007. First-year gross written premiums from individual life insurance products in 2008 were RMB32,099 million (US$4,705 million), representing a 26.0% increase from 2007. First-year single gross written premiums for the same period were RMB1,828 million (US$268 million), representing 5.7% of first-year individual life insurance gross written premiums. Deposits generated by our individual life insurance and annuity products totaled RMB155,163 million (US$22,743 million) for the year ended December 31, 2008 and RMB72,069 million for the year ended December 31, 2007, constituting 88.0% and 76.5% of our total deposits for those periods. The figure for 2008 represented a 115.3% increase from 2007.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2006	2007	2008	2008	(2006-2008)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums and policy fees	86,587	98,484	121,452	17,802	18.4%
First-year single gross written premiums	1,175	1,273	1,828	268	24.7%
First-year regular gross written premiums	21,484	24,207	30,271	4,437	18.7%

First-year gross written premiums	22,659	25,480	32,099	4,705	19.0%
Individual life insurance deposits	70,355	72,069	155,163	22,743	48.5%
First-year single deposits	53,658	56,644	139,281	20,415	61.1%
First-year regular deposits	2,902	3,538	5,115	750	32.8%

First-year deposits	56,560	60,182	144,396	21,165	59.8%
Liabilities of long-term traditional insurance contracts	170,954	216,280	272,265	39,907	26.2%
Deferred income	40,744	47,761	73,857	10,826	34.6%
Liabilities of long-term investment type insurance contracts and investment contracts	281,847	283,520	360,661	52,863	13.1%

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

We offer both non-participating and participating products. There were approximately 63.77 million non-participating policies and 38.79 million participating policies as of December 31, 2008, among which approximately 49.71 million non-participating policies and 32.30 million participating policies are offered to individuals. Net premiums earned and policy fees of participating policies of individual life insurance products represent approximately 58.5% of total net premiums earned and policy fees for individual life insurance products in 2008. Non-participating products provide a fixed rate of return with a guaranteed benefit. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We Are Exposed to Changes in Interest Rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and accident products, for the periods indicated.

	For the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in millions)
Whole life and term life insurance:
Gross written premiums	28,257	32,118	35,702	5,233
First-year gross written premiums	6,299	5,532	5,251	770
Total single gross written premiums	38	49	61	9
Endowment:
Gross written premiums	43,582	40,278	45,816	6,715
First-year gross written premiums	11,726	7,057	15,803	2,316
Deposits	69,583	70,331	153,413	22,486
First-year deposits	55,856	58,551	142,741	20,922
Annuities:
Gross written premiums	8,247	19,024	26,717	3,916
First-year gross written premiums	4,634	12,891	11,045	1,619
Deposits	772	1,013	1,011	148
First-year deposits	704	946	916	134

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

Although non-participating endowment products have historically been among the most popular individual life insurance products in China, we believe that, as the prevailing permitted guaranteed rate in China remains capped at the current level of 2.50% as it has been for the past several years, the market has shifted away from these products in favor of participating endowment products.

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

Participating endowment products are among our fastest growing product lines. Hong Feng Endowment and Jincai Mingtian B Endowment have generated the most income from our new business for investment-type and risk-type participating endowment products in 2008. Hong Feng Endowment had RMB105,343 million (US$15,441 million) of deposits in 2008, representing 67.9% of total deposits of our individual life insurance business and 73.0% of total first-year deposits of our individual life insurance business. First-year gross written premiums of Jincai Mingtian B Endowment for the year ended December 31, 2008 were approximately RMB8,426 million (US$1,235 million), or 26.3% of total first-year gross written premiums of our individual life insurance business. Total deposits from our individual participating products in 2008 increased by 116.3%, to RMB136,456 million (US$20,001 million) from RMB63,094 million in 2007. Total net premiums earned from our risk-type participating products increased by 28.4%, to RMB60,305 million (US$8,839 million) in 2008 from RMB46,974 million in 2007.

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

We began the sale of joint life and universal products in certain provinces on a trial basis since 2005. In 2008, we sold universal products in most provinces of the PRC. We have discontinued our sales on joint life products since January 1, 2009 because of unsatisfactory market response and sales performance.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 716,000 exclusive agents operating in approximately 16,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 94,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune

Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 12,600 direct sales representatives operating in more than 3,600 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health insurance business are also reflected in our group life insurance business segment. Gross written premiums and policy fees generated from our group life insurance and annuity products totaled RMB831 million (US$122 million) for the year ended December 31, 2008 and RMB1,503 million for the year ended December 31, 2007, constituting 0.6% and 1.3% of our total gross written premiums and policy fees for each respective year. The figure for 2008 represented a 44.7% decrease from 2007. First-year gross written premiums from group life products insurance for 2008 were RMB315 million (US$46 million), representing a 63.1% decrease from 2007. First-year single gross written premiums for 2008 were RMB306 million (US$45 million), representing 97.1% of first-year group life insurance gross written premiums. Deposits generated by our group life insurance and annuity products totaled RMB21,106 million (US$3,094 million) for the year ended December 31, 2008 and RMB22,158 million for the year ended December 31, 2007, constituting 11.97% and 23.5% of our total deposits for those periods. The figure for 2008 represented a 4.7% decrease from 2007.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2006	2007	2008	2008	(2006-2008)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums and policy fees	1,740	1,503	831	122	(30.9)%
First-year single gross written premiums	1,030	705	306	45	(45.5)%
First-year regular gross written premiums	85	149	9	1	(67.5)%

First-year gross written premiums	1,115	854	315	46	(46.8)%
Group life insurance deposits	21,086	22,158	21,106	3,094	0.0%
First-year single deposits	21,072	22,061	21,106	3,094	0.1%
First-year regular deposits	6	82	—	—	(100)%

First-year deposits	21,078	22,143	21,106	3,094	0.1%
Liabilities of long-term traditional insurance contracts	1,921	1,885	1,209	177	(20.7)%
Deferred income	627	547	630	92	0.2%
Liabilities of long-term investment-type insurance contracts and investment contracts	49,437	52,370	54,809	8,034	5.3%

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

	For the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in millions)
Group annuities:
Premiums	232	189	25	4
Deposits	18,411	19,804	17,419	2,553
Group whole life and term life insurance:
Premiums	912	687	299	44
Deposits	169	771	1,594	234
Endowment:
Premiums	—	—	—	—
Deposits	2,506	1,583	2,093	307

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

Group participating annuity products, including Yong Tai Annuity Series, were our major product lines in 2008. Since September 2008, we no longer sell Yong Tai Annuity Series in Hunan, Fujian, Liaoning, Hebei, Anhui, Zhejiang, Hubei, Yunnan, Jiangxi and Henan because regulatory policies have encouraged us to develop our enterprise annuity business instead. Since April 2009, we completely terminated the sales of Yong Tai Annuity Series nationwide. We do not believe that discontinuing sales of our Yong Tai Annuity Series will substantially affect our group insurance business substantively, however, because:

•	our focus of the group insurance business is currently transitioning from long-term insurance to short-term insurance business;

•	the loyalty of our group clients is ensured with strengthened development of the enterprise annuity agency business; and

•	our group long-term insurance business is transitioning from return-type products to protection-type products, which would increase business embedded values remarkably.

For the year ended December 31, 2008, total combined deposits of Yong Tai Annuity Series were RMB14,032 million (US$2,057 million), constituting 66.5% of total deposits of our group life insurance business for that year, representing a 16.6% decrease from the year before. Total deposits from our group participating products in 2008 decreased by 13.3% to RMB17,424 million (US$2,554 million) from RMB20,087 million in 2007.

The following table sets forth total combined deposits of our Yong Tai Annuity Series products for the periods indicated.

	For the year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in millions)
Yong Tai Annuity Series:
Deposits	15,432	16,831	14,032	2,057

Group whole life and term life insurance

We offer group non-participating whole life insurance products and group non-participating term life insurance products. Our group whole life and term life insurance products insure against death and serious disabilities due to accidents and illness.

Marketing and distribution

We target our group life insurance and annuity products to large institutional customers in China, including branches of foreign companies, which we believe have a greater awareness of and need for group life insurance and annuity products. We have long-term customer relationships with many of China’s largest companies and institutions. We provide large group customers with products having flexible fee and dividend structures, as well as enhanced real-time customer service. While continuing to focus on large institutional clients, we also target small-to medium-sized companies in economically developed regions to supplement our growth and to increase our profits.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2006	2007	2008	2008	(2006-2008)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	5,148	5,495	6,153	902	9.3%
Short-term health insurance premiums	5,942	6,404	6,889	1,010	7.7%
Accident and health reserves for claims and claim adjustment expenses (gross)	2,498	2,391	2,629	385	2.6%
Accident and health insurance unearned premium reserves (gross)	5,346	5,728	6,265	918	8.3%

Accident insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB6,153 million (US$902 million) for the year ended December 31, 2008 and RMB5,495 million for the year ended December 31, 2007, constituting 4.5% and 4.9% of our total gross written premiums and policy fees for those periods.

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

Health insurance

We are a leading health insurance provider in China. We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB6,889 million (US$1,010 million) for the year ended December 31, 2008 and RMB6,404 million for the year ended December 31, 2007, constituting 5.1% and 5.7% of our total gross written premiums and policy fees for those periods. The figure for 2008 represented a 7.6% increase from 2007.

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

Product Development

In 2008, in line with our general development strategy, we developed and introduced 58 new products, including 14 long-term insurance products consisting of 9 life insurance products and 5 health insurance products; 44 short-term insurance products consisting of 17 accident insurance products, 22 health insurance products and 5 life insurance products with a term of one year.

With respect to long-term insurance products, following the revision of the definition of major disease, we particularly developed and introduced (1) two traditional products: Kang Ning Term Life and Kang Ning Whole Life, through individual insurance distribution channels; (2) the first long-term care insurance product, China Life Kang Xin long-term care insurance product; (3) participating products of An Xiang Yi Sheng and Zhi Li Ren Sheng through commercial banks; (4) the first group universal insurance product, Wen Jian Yi Sheng group annuity insurance product, through group insurance channels; and (5) our first telephone sales product combination: Hong Kang participating endowment insurance and Hong Kang supplemental major disease insurance, through new distribution channels.

With respect to short-term insurance products, we particularly introduced 7 rural insurance products with smaller amounts. After the Wen Chuan earthquake which took place on May 12, 2008, we promptly introduced 2 accident and injury insurance products covering liability insurances for 6 major natural disasters, including earthquakes.

We also strengthened the perfection of the product development mechanism, clarified the process details and time requirement through the set-up of new product development process, which improved the efficiency and shortened the time required for product development.

Distribution Channels

In connection with our restructuring, CLIC transferred its entire distribution force to us. After giving effect to our restructuring, we believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. With the opening of our Tibet branch in May 2007, our distribution network reaches almost every county in China. Throughout China, we have approximately 716,000 exclusive agents operating in approximately 16,000 field offices for our individual products and more than 12,600 direct sales representatives in more than 3,600 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 94,000 outlets of commercial banks, banking operations of post offices and savings cooperatives as of the end of December 2008, a slight increase from 2007. This increase was because in 2008, we further improved the growth strategy and sales management of the bancassurance sales team, continued cooperation with the four state-owned commercial banks and banking operations of post offices, increased the level of cooperation with medium and small commercial banks and improved the management of the bancassurance sales outlets. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 716,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2006	2007	2008
Number of exclusive agents (approximately)	650,000	638,000	716,000
Number of field offices	15,000	15,500	16,813

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 638,000 as of the end of 2007 to 716,000 as of the end of 2008. This increase was due to our heightened attention to sales team formation, factoring in the number of agents with CIRC qualifications in the evaluation of individual insurance channels of branches, and strengthened tracking and supervision of execution of branches, therefore the number of qualified agents increased rapidly. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

From 2006, we also accelerated the development of a special sales force services offered for “orphan policies” (policies which were serviced by our former individual agents but are no longer serviced by such agents after the departure of such agents from our company) and new business development. As of the end of 2007 and 2008, such sales force included approximately 34,000 and 50,458 exclusive agents respectively, which are included in the 638,000 and 716,000 exclusive agents.

Under the PRC insurance law, as amended in 2002, an individual insurance agent for an insurance company is required to obtain a qualification certificate from the CIRC, as well as to register with, and obtain a business license from, the agent’s local bureau of the SAIC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. It is our understanding that the SAIC does not have procedures in place to implement the registration and licensing of individual insurance agents, although some local bureaus of the SAIC have had on occasions required our agents to register. To date, this non-compliance has not had a material adverse effect on us. The PRC insurance law, as revised in February 2009 (effective October 1, 2009), has removed the dual requirement under the current PRC insurance law which requires individual insurance agents to receive qualification certificates issued by the CIRC and register with and obtain business licenses from the local bureaus of the SAIC. It only requires individual insurance agents to receive qualification certificates issued by the CIRC. For institutional insurance agents and insurance brokers, the 2009 PRC insurance law only requires them to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the insurance regulatory bodies. It also requires part-time institutional insurance agencies to go through alteration registration with the administration of industry and commerce with the permits issued by the insurance regulatory bodies.

Individual insurance agents, practitioners of insurance agencies and insurance brokers are required to obtain qualification certificates issued by insurance regulatory authorities. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person identifying that person as its sales representative, if the person does not have a CIRC qualification. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on administration of individual agents, effective on July 1, 2006, in order to further strengthen the administration of individual agents. Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB30,000 and the responsible member of senior management and the other responsible personnel of such insurance companies will be warned and fined up to RMB10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management and the other responsible personnel from office and reject the application of setting up branch offices by such insurance companies. If a substantial number of our policyholders who bought insurance policies through our unqualified agents were to cancel the policies, our business may be materially and adversely affected.

We supervise and provide training to our exclusive agents through more than 9,000 supervisors and more than 1,600 full-time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet and apply, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

We compensate our exclusive agent force through a system of commissions and bonuses to reward performance. Our agents are compensated based on a commission rate that generally decreases over the premium period. For short-term insurance products, our exclusive agents are generally compensated with fixed agent fees. We provide annuities, group commercial supplemental pension insurance, group life and medical insurance for our exclusive agents. We motivate our agents by rewarding them with performance-based bonuses and by organizing sales-related competitions among different field offices and sales units. We also try to increase the loyalty of our exclusive agents through other methods, such as through participation in sales conferences.

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

Our direct sales force of approximately 12,600 direct sales representatives are our full time employees and operate in more than 3,600 branch offices across China. We believe our sales network has a geographic reach unparalleled by any other life insurance company in China, serving almost every county in China.

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

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 94,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.

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

Competition

Our nearest competitors are Ping An and China Pacific Life.

•

In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 64% of total individual life insurance premiums in 2007. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•

In the group life insurance market, Ping An, China Pacific Life and we collectively represented 73% of total group life insurance premiums in 2007. We primarily compete based on the nationwide reach of our sales network and the services we provide, as well as our relationships and reputation among large companies and institutions in China.

•

In the accident insurance market, Ping An, China Pacific Life and we collectively represented 81% of total accident premiums in 2007. We primarily compete based on the nationwide reach of our sales network and the services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An, China Pacific Life and we collectively represented 68% of total health premiums in 2007. We primarily compete based on the nationwide reach of our sales network, the services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2007, the most recent year for which official market information is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	40%	50%	48%	23%	40%
Ping An Insurance Company of China, Ltd.	14%	12%	16%	39%	16%
China Pacific Life Insurance Co. Ltd.	10%	11%	17%	6%	10%
New China Life Insurance Co. Ltd.	7%	4%	3%	7%	6%
Tai Kang Life Insurance Co. Ltd.	7%	9%	4%	4%	7%
Others(1)	22%	14%	12%	11%	21%
Total	100%	100%	100%	100%	100%

(1)	Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Hua Tai Life Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., China CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA and CMC Life Insurance Co., Ltd., Nissay-SVA Life, Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and Shanghai, Guangdong, Shenzhen, Beijing, Jiangsu and Dongguan branches of American International Assurance Co., Ltd., Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., China Life Insurance (Group) Company, Jiahe Life Insurance Co., Ltd., Reward Health Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Taikang Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Reward Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatag Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd. and Sino-French Life Insurance Co., Ltd..

Source: China Insurance Yearbook 2008

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. The number of life insurance companies licensed in China has been growing steadily, which we believe will lead to greater competition in the life insurance industry. There were 45 licensed life insurance companies in China as of December 31, 2006, 59 as of December 31, 2007 and 64 as of December 31, 2008. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business”.

We face competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and brokerage houses licensed to manage separate accounts. These financial services providers may be permitted to manage employer-sponsored defined contribution pension plans, which we believe will compete directly with our group annuity products. We also face competition in the sale of our individual participating policies and annuities from financial institutions which offer investment products to the public.

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

AMC is our subsidiary, with us owning 60% and CLIC owning the remaining 40%. Members of the board of directors are Miao Jianmin, Wan Feng, Zhuang Zuojin, Liu Jian, Liu Jiade, Liu Huimin, Shi Yucheng, Xia Bin and Yang Zheng. Directors of AMC are appointed by the shareholders in general meeting. Accordingly, we, as the controlling shareholder, effectively control the composition of its board of directors.

AMC obtained the qualification to serve as the investment manager for enterprise annuity funds on August 1, 2005.

On February 9, 2009, we entered into a capital injection agreement with CLIC and AMC, pursuant to which we injected RMB1,200 million (US$176 million) into AMC. Prior to the capital injection, the registered capital of AMC was RMB1,000 million (US$147 million) and upon completion of the capital injection, AMC’s registered capital increased to RMB3,000 million (US$440 million) and shareholding proportion between CLIC and us remains unchanged. On April 17, 2009, the capital injection was approved by the CIRC.

As of December 31, 2008, AMC had total assets of RMB2,139 million (US$314 million), net assets of RMB1,785 million (US$262 million) and net profit of RMB362 million (US$53 million).

Property and Casualty Business

We entered into a share subscription agreement on March 13, 2006 and a promoters agreement with CLIC on October 23, 2006 to establish a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. The property and casualty company obtained its business license on December 30, 2006. On May 23, 2008, we entered into a capital injection agreement with CLPCIC, pursuant to which we injected RMB1,200 million (US$176 million) into CLPCIC. Prior to the capital injection, the registered capital of CLPCIC was RMB1,000 million (US$147 million) and upon completion of the capital injection, CLPCIC’s registered capital increased to RMB4,000 million (US$586 million) and shareholding proportion between CLIC and us remains unchanged. On July 6, 2008, the capital injection was approved by the CIRC.

As of December 31, 2008, CLPCIC had total assets of RMB9,751 million (US$1,429 million), net assets of RMB2,923 million (US$428 million) and net losses of RMB825 million (US$121 million).

Pension Insurance Business

We entered into a promoters agreement with CLIC and AMC on March 21, 2006 to establish a pension insurance joint venture, China Life Pension. The pension insurance company obtained its business license on January 15, 2007, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. China Life Pension obtained the qualification to serve as trustee and account manager of enterprise annuity fund on November 19, 2007. On May 7, 2008, we entered into a capital injection agreement with China Life Pension, pursuant to which we injected approximately RMB1,855 million (US$272 million) into China Life Pension. Prior to the capital injection, the registered capital of China Life Pension was RMB600 million (US$88 million). Upon completion of the capital injection, China Life Pension’s registered capital increased to RMB2,500 million (US$366 million). China Life Pension is held as to 87.4%, 6.0%, 4.8% and 1.8% by us, CLIC, AMC and China Credit Trust Company Limited, respectively. On June 25, 2008, the capital injection was approved by the CIRC.

As of December 31, 2008, China Life Pension had total assets of RMB2,532 million (US$371 million), net assets of RMB2,427 million (US$356 million) and net losses of RMB115 million (US$17 million).

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

We held the first and the second “China Life Customer Festival” in 2007 and 2008 respectively. We launched the “China Life 1+N” service brand in 2007 and further enriched its content in 2008.

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

We believe our call centers have become popular with our customers because of the quality of services they provide. From 2004 to 2008, for five consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. During the 29th Olympic Games in 2008, our 95519 call center was recommended to provide volunteer services for the Minnan dialect calls for the Olympic audience and received highly positive comments. We were awarded the “Excellent Organization of Olympic Volunteers Award”. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

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

We establish the liabilities for obligations for future policy benefits and claims based on assumptions that are uncertain when made. Our assumptions include assumptions for mortality, morbidity, persistency, expenses, and investment returns, as well as macroeconomic factors such as inflation. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically, based on changes in the assumptions used to establish the liabilities, as well as our actual policy benefits and claims experience. We expect changes in our liabilities in the period the liabilities are established or re-estimated. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and these trends are expected to continue in the future, we may be required to increase our liabilities. This increase could have a material adverse effect on our profitability and, if significant, our financial condition. Any material impairment in our solvency margin could change our customers’ or business partners’ perception of our financial health, which in turn could affect our sales, earnings and operations.

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

In order to maintain high standards of underwriting quality and consistency, we engage in a multilevel series of ongoing internal underwriting audits.

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

Claims Management

We manage the claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will verify if all materials supporting the claim have been submitted; if so, the claim and its materials will be forwarded to the liability department to confirm liability and to determine whether a claims investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the policyholder will be calculated, and the claim will be paid upon completion of the re-verification and approval procedure.

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by claims management bodies at all levels of our organization; expense mechanisms linking payout ratios of short-term insurance policies and expense ratios of branches. Except for some health insurance claims below a certain amount, verification of claims by two staff members is also required. We also impose stringent requirements on the qualification and employment of claims verification personnel. Our claims management is strictly processed with computers to streamline claims verification and handling.

Reinsurance

We have entered into various reinsurance agreements with China Life Reinsurance Company Limited, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual risks and group risks. In general, individual risks are primarily reinsured either on a surplus basis, whereby we are reinsured for risks above a specified amount, or on a percentage basis. Under our reinsurance policy, we cede risks over RMB1 million per person for life insurance, RMB1 million per person for accident insurance and RMB0.3 million per person for health insurance. Our group risks are primarily reinsured on a percentage basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated with respect to new business thereunder by either party on a date agreed by both parties with a three to six months notice.

We also entered into reinsurance agreements separately with Beijing branch of Munich Reinsurance Company, Beijing branch of Swiss Reinsurance Company Limited branch and Shanghai branch of German Cologne Reinsurance Company Limited.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to assume liabilities for the insured, or ceded, amount in the event the claim is paid. However, we remain liable to our policyholders if the reinsurer fails to meet the obligations assumed by it.

We also accept external auditing of the reinsurance business by our reinsurers.

Investments

As of December 31, 2008, we had RMB937,403 million (US$137,399 million) of investment assets. As required by China’s insurance laws and regulations, we invest insurance premiums, deposits and other funds we receive primarily in bank term deposits and structured term deposits; fixed maturity securities, including government securities, bonds issued by state-owned policy banks of the Chinese government, corporate bonds, bonds issued by financial institutions, convertible bonds and certain subordinated bonds and debts; loans; securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges; shares of companies listed on China’s stock markets, which are denominated and traded in Renminbi; equity interests of non-listed Chinese commercial banks; debt financing instruments of non-financial enterprises such as local government bonds issued and cashed by the Ministry of Finance as an agent, domestic medium-term notes; unsecured bonds including bonds issued in Hong Kong by large state-owned enterprises and convertible bonds; overseas investments in qualified term deposits and debt securities; shares of Chinese companies listed on specified overseas stock exchanges; and indirect investment in domestic infrastructure projects. We also participate in bond repurchase activities through inter-bank repurchase markets and repurchase exchange markets. The Interim Measures for the Overseas Investment with Insurance Funds implemented in June 2007 further allowed the qualified insurance companies to make the following overseas investments: (1) products of currency market including commercial instruments, large-sum negotiable deposit certificates, repurchase agreements and reverse repurchase agreements and currency market funds; (2) products with fixed proceeds including bank deposits, structured deposits, bonds, convertible bonds, bond funds, securities-featured products and credit-featured products; (3) equity products including stocks, stock-based funds, equity shares, equity-featured products; and (4) other investment channels as approved under the PRC Insurance Law or by the State Council. We understand that the detailed implementation rules to these interim measures are still being drafted by relevant regulatory bodies. We are prohibited from making other investments without the CIRC’s approval.

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

The following table summarizes information concerning our investment assets as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	50,213	7.3%	25,317	3.0%	34,085	3.6%
Term deposits (excluding structured deposits)	170,830	24.9%	164,248	19.3%	225,367	24.1%
Structured deposits	4,646	0.7%	4,346	0.5%	2,905	0.3%
Statutory deposits—restricted	5,353	0.8%	5,773	0.7%	6,153	0.7%

Debt securities, held-to-maturity	176,559	25.7%	195,703	23.0%	211,929	22.6%
Debt Securities, available-for-sale	176,868	25.8%	241,382	28.4%	356,220	38.0%
Debt securities, financial assets at fair value through income (held-for-trading)	4,471	0.6%	6,096	0.7%	7,736	0.8%
Debt securities	357,898	52.1%	443,181	52.1%	575,885	61.4%

Loans	2,371	0.3%	7,144	0.8%	17,926	1.9%
Equity securities, available for sale	62,595	9.1%	176,133	20.7%	68,719	7.3%
Equity securities, financial assets at fair value through income (held-for-trading)	32,898	4.8%	19,014	2.2%	6,363	0.7%
Equity securities	95,493	13.9%	195,147	23.0%	75,082	8.0%

Resale agreements	—	—	5,053	0.6%	—	—
Total investment assets	686,804	100%	850,209	100%	937,403	100%

Average cash and investment assets balance	590,580		768,507		893,806

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

Our investment assets are principally comprised of fixed income securities and term deposits, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets and the restrictions on the types of investments we may make, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets and the gradual easing of our investment restrictions, our ability to match our assets to our liabilities will improve. Chinese financial markets currently do not provide effective means for us to hedge our interest rate risk.

We believe we have relatively low credit risk, because we are limited in the types of investments we may make. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures.

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

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. We are seeking methods to reduce our foreign exchange risks.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. We did not obtain approval to settle any portion of our assets held in foreign currencies into the Renminbi in 2006, 2007 and 2008 and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our net investment yields for the years ended December 31, 2008, 2007 and 2006 were 4.96%, 5.76% and 4.27%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2006		2007		2008
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.8%	8,207	4.2%	9,094	4.9%	11,378
Ending assets: cash and cash equivalents		50,213		25,317		34,085
Ending assets: statutory deposits—restricted		5,353		5,773		6,153
Ending assets: term deposits		175,476		168,594		228,272

Ending assets		231,042		199,684		268,510
Debt securities:
Investment income	4.0%	12,384	4.2%	16,678	4.5%	22,688
Net realized gains/(losses)		(6)		(4,271)		2,407

Total		12,378		12,407		25,095
Ending assets		375,898		443,181		575,885
Loans:
Investment income	4.8%	80	5.2%	248	5.6%	696
Ending assets		2,371		7,144		17,926
Equity securities:
Investment income	9.3%	4,662	13.3%	19,400	7.5%	10,097
Net realized gains/(losses)		1,601		19,656		(8,923)

Total		6,263		39,056		1,174
Ending assets		95,493		195,147		75,082
Resale and repurchase agreements:
Resale agreements:
Investment income	N/A	23	8.2%	206	3.0%	77
Total		23		206		77
Ending assets		—		5,053		—
Repurchase agreements:
Investment expense		(270)		(1,281)		(438)
Ending assets		8,227		100		11,390
Investments in associates:
Investment income/(losses)	—	—	6.5%	409	3.1%	228
Ending assets		6,071		6,450		8,176
Total investments:
Net investment income	4.3%	24,942	5.8%	44,020	5.0%	44,050
Net realized gains/(losses)		1,595		15,385		(6,516)

(1)	Yields for 2006, 2007, and 2008 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 24.4% of our total investment assets as of December 31, 2008, 19.8% of our total investment assets as of December 31, 2007, and 25.5% of our total investment assets as of December 31, 2006.

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

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2006	2007	2008
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	57,930	46,706	64,621
Due after one year and through five years	111,901	93,372	155,320
Due after five years and through ten years	3,421	26,434	6,759
Due after ten years	2,224	2,082	1,572

Total term deposits and structured term deposits	175,476	168,594	228,272

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2006	2007	2008
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	24,093	5,657	7,939
Agriculture Bank of China	18,079	18,090	18,354
Bank of China	17,519	13,738	5,137
China Construction Bank	1,845	200	18,200
Other banks	113,940	130,909	178,642

Total term deposits and structured term deposits	175,476	168,594	228,272

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 0.3% of our total investment assets as of December 31, 2008.

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

Debt securities

Debt securities consist of Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds and debts, and represented 61.4% of our total investment assets as of December 31, 2008, 52.1% of our total investment assets as of December 31, 2007, and 52.1% of our total investment assets as of December 31, 2006.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, Chinese corporate bonds and subordinated bonds/debts comprised 22.5%, 53.7%, 19.0% and 4.9% of our total available-for-sale debt securities as of December 31, 2008, respectively, 33.4%, 44.4%, 18.1% and 4.1% of our total available-for-sale debt securities as of December 31, 2007, respectively, and 34.1%, 44.5%, 17.4% and 4.0% of our total available-for-sale debt securities as of December 31, 2006, respectively. Except for a few series of our debt securities, which collectively had a carrying value of RMB2,270 million (US$ 333 million) as of December 31, 2008, most of our debt securities are publicly traded on stock exchanges or in the interbank market in China.

The government bonds are sovereign debt of the Chinese government. The government agency bonds are bonds issued by Chinese policy banks. We invest in bonds issued by Chinese commercial banks as well as corporate bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd and Dagong Global Credit Rating Agency. Subordinated bonds and debts we invest in are mainly the subordinated bonds and debts issued by Chinese commercial banks.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2006				2007				2008
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available -for-sale:
Government bonds	60,058	16.8%	60,352	16.3%	83,137	18.3%	80,588	18.4%	73,130	13.2%	80,006	13.5%
Government agency bonds	78,300	21.9%	78,721	21.3%	111,906	24.7%	107,154	24.4%	180,135	32.5%	191,121	32.3%
Corporate bonds	31,001	8.7%	30,752	8.3%	46,464	10.2%	43,742	10.0%	64,388	11.6%	67,505	11.4%
Subordinated bonds/debts	7,068	2.0%	7,043	1.9%	10,462	2.3%	9,898	2.3%	17,265	3.1%	17,588	3.0%

Total debt securities, available-for-sale	176,427	49.4%	176,868	47.8%	251,969	55.5%	241,382	55.0%	334,918	60.4%	356,220	60.1%

Debt securities, held to maturity:
Government bonds	94,999	26.6%	102,764	27.9%	96,786	21.3%	96,234	21.9%	102,688	18.5%	112,681	19.0%
Government agency bonds	53,935	15.1%	56,333	15.2%	71,273	15.7%	68,080	15.5%	79,400	14.3%	84,558	14.3%
Corporate bonds	3,257	0.9%	3,553	1.0%	3,272	0.7%	3,403	0.8%	3,267	0.6%	3,494	0.6%
Subordinated bonds/debts	24,368	6.8%	25,642	6.9%	24,372	5.4%	23,872	5.4%	26,574	4.8%	27,865	4.7%

Total debt securities, held to maturity	176,559	49.4%	188,292	51.0%	195,703	43.1%	191,589	43.6%	211,929	38.2%	228,598	38.6%

Debt securities, financial assets at fair value through income (held-for-trading)
Government bonds	148	0.0%	148	0.0%	693	0.2%	693	0.2%	1,428	0.3%	1,428	0.2%
Government agency bonds	1,915	0.5%	1,915	0.5%	4,583	1.0%	4,583	1.0%	4,660	0.8%	4,660	0.8%
Corporate bonds	2,083	0.6%	2,083	0.6%	513	0.1%	513	0.1%	1,648	0.3%	1,648	0.3%
Subordinated bonds/debts	325	0.1%	325	0.1%	307	0.1%	307	0.1%	—	—	—	—

Total debt securities, financial assets at fair value through income (held-for-trading)	4,471	1.2%	4,471	1.2%	6,096	1.3%	6,096	1.4%	7,736	1.4%	7,736	1.3%

Total debt securities	357,457	100%	369,631	100%	453,768	100%	439,067	100%	554,583	100.0%	592,554	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding financial assets at fair value through income (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2006		2007		2008
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	7,518	7,569	3,512	3,533	31,757	32,294
Due after one year and through five years	78,147	81,361	73,198	73,533	97,909	103,801
Due after five years and through ten years	97,556	100,274	142,001	140,450	168,978	183,617
Due after ten years	169,765	175,956	228,961	215,455	248,203	265,106

Total debt securities	352,986	365,160	447,672	432,971	546,847	584,818

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

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2008, the total amount of our policy loans was RMB8,676 million (US$1,272 million), and represented 0.9% of our total investment assets as of that date.

As of December 31, 2008, we also entrusted AMC to make RMB1,200 million (US$176 million) and RMB8,000 million (US$1,173 million) as loans to Shentong Group Debt Investment Plan and Tianjin City Debt Investment Plan respectively, which had a total investment proceeds of approximately RMB221 million (US$32 million) as of December 31, 2008.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 3.6% of our total investment assets as of December 31, 2008.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2006		2007		2008
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	33,006	72.9%	53,555	76.8%	31,047	91.4%
Closed-end	12,245	27.1%	16,214	23.2%	2,906	8.6%

Total	45,251	100%	69,769	100%	33,953	100%

Stocks

In March 2005, we were approved by the CIRC to invest in publicly offered and listed equity securities that are denominated and traded in Renminbi. We may hold no more than 10% of the total public portion or 5% of the total equity, whichever is lower, in any one listed company, and may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of our shares. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2008, the total amount of our investment in common stocks was RMB41,124 million (US$6,028 million), and represented 4.4% of our total investment assets as of that date. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005, a portion of which was sold early 2006. We invested approximately HK$1.175 billion in H shares of Bank of China Limited in its initial public offering in May 2006, approximately RMB3,252 million (US$417 million) in the targeted offering of CITIC Securities Co., Ltd. in June 2006, approximately HK$2 billion in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million and RMB2,282 million (US$292 million) in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007. We used approximately US$264 million for investments in shares of Visa Inc. and approximately US$80 million for investments in H shares of China Railway Construction Company Limited and China South Locomotive & Rolling Stock Corporation Limited during their initial public offerings in 2008.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets. We did not have securities purchased under agreements to resell as of December 31, 2006. As of December 31, 2007, the securities purchased under agreements to resell represented 0.6% of our total investment assets. We did not have securities purchased under agreements to resell as of December 31, 2008.

Information Technology

Our information technology systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are supported by approximately 1,900 experienced engineers, technicians and specialists.

In 2008, we continued to increase our investment in information technology, raising the standards of the information technology applications and services. In the course of integrating current IT application system and enhancing the effectiveness and stability of the system, we developed a new generation finance system and human resource management system, structured a IT service management system, which provided better service for business development.

In 2008, we completed the project consultation, general planning and design of the Phase I construction program for our new research and development center in Beijing. Construction is expected to begin in 2009. Construction for our new data center in Shanghai has begun in December 2008 and is expected to be in operation in 2009.

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

Establishment of the China Insurance Regulatory Commission and 2002 amendments to the PRC insurance law

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

2009 amendments to the PRC insurance law

The PRC insurance law was further amended on February 28, 2009, which will come into effect on October 1, 2009. The law was amended in particular to protect the rights of the insured, strengthen supervision and risk prevention as well as to establish higher compliance standards for the insurance industry. The major modifications include:

•

where the policyholder, whether intentionally or negligently, fails to perform the obligation of truthful representation in accordance with the requirements of the PRC insurance law, which is sufficient to affect the insurer’s decision on whether to accept the insurance policy or to increase the premium, the insurer has the right to rescind the contract within 30 days from the day the insurer learns the facts that entitle it to rescind the insurance contract;

•	the insurer may not rescind the contract after two years from the effective date of the insurance contract;

•

declaring void provisions in insurance contracts that release the insurer from its obligations under applicable laws, or expand the liabilities of the policyholder or the insured, or eliminated the rights to which the policyholder, the insured or the beneficiary is lawfully entitled;

•	clarifying and streamlining the efficiency and timeframe of payment of claims by the insurer;

•	emphasizing the principle of operating and regulating by industry between the insurance industry and the banking, securities and trusts industries;

•	requiring that the major shareholders of an insurance company have the ability to sustain profitability, with a minimum of RMB200 million in net assets;

•	permitting insurance companies may use their funds in bank deposits, bonds, stocks, shares of securities investment funds or other securities and investments in real properties;

•	bond insurance may be included under property insurance;

•	specifying the special circumstances in which the statutory insurance fund could be used;

•	insurance companies should establish management and information disclosure procedures for related party transactions; and

•	the controlling shareholder, actual controlling person, directors, supervisors and senior management may not exploit its affiliated relation in a manner prejudicial to the interest of the company.

Insurance Company Regulation

The CIRC. The CIRC has extensive supervisory authority over insurance companies, including:

•	promulgation of regulations applicable to the insurance industry;

•	examination of insurance companies;

•	establishment of investment regulations;

•	approving the policy terms and premium rates for certain insurance products;

•	setting of standards for measuring the financial soundness of insurance companies;

•	requiring insurance companies to submit reports concerning their business operations and condition of assets; and

•	ordering the suspension of all or part of an insurance company’s business.

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

Since September 2007, new administration measures relating to insurance licenses have been implemented. These measures have streamlined the types of insurance licenses by no longer distinguishing originals from duplicates and cancelled the requirement for insurance intermediary institutions to hold legal person licenses. An insurance holding company or insurance group that does not engage in insurance business or insurance asset management business is not required to obtain an insurance license. A license currently held by an insurance institution is still effective if no alteration occurs to the registration items of the license. Upon change of any of the registered capital or names of senior management, or upon the expiry of the valid term of the current license, the insurance company shall get a new license at the CIRC or the relevant insurance regulatory bureau no later than September 30, 2007. Insurance companies should make an announcement in the newspapers designated by the CIRC within 20 days after the new or replaced license is issued.

Minimum capital requirements. Under newly implemented insurance company regulations, the minimum paid-in capital for an insurance company is RMB200 million. For an insurance company whose registered capital is RMB200 million, the minimum incremental capital for each first branch office in a province other than the province where it is located is RMB20 million. No additional capital will be required when the paid-in capital has reached RMB500 million, and the insurer’s solvency is sound.

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

Directors and senior management qualification requirements. Directors and senior management of an insurance company are subject to a set of qualification requirements implemented by the CIRC in September 2006. Prior to an appointment of a director or a member of senior management, an application has to be submitted to the CIRC for the CIRC to verify such person’s qualifications. In April 2007, the CIRC issued further regulations on the qualifications for, responsibilities of, and administration on independent directors of insurance companies to ensure that each independent director shall make independent and objective judgment and have sufficient time and energy to duly perform his or her duties. In October 2008, the CIRC issued a circular clarifying certain issues relating to qualification review of directors and senior officers of insurance companies, seeking uniformity in implementation. In December 2008, the CIRC set competence qualifications for financial principals of insurance companies.

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

Compliance management. Insurance companies should prevent, identify, evaluate, report and deal with compliance risks by taking measures such as setting up the compliance department, formulating and implementing compliance policies (which are required to be filed with the CIRC), exercising compliance monitoring, and providing compliance trainings, so as to ensure the compliance of the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-discipline rules, internal management systems and codes of ethics. The annual compliance report must be prepared by an insurance company and submitted to the CIRC by April 30 each year. Each insurance company is required by the CIRC to appoint a compliance officer before June 30, 2007. The compliance officer is required to report to both the board of directors and the management. Such compliance officer is also required to report to the CIRC any material non-compliance of the company. In addition, each insurance company is required to establish a compliance management department in its head office by August 1, 2008, and if necessary, establish compliance management departments or compliance positions in its branches. As of the date of this annual report, we have set up a compliance management department, established sets of compliance standards, and confirmed the appointment of compliance officer whose qualification has been approved by the CIRC.

Related transaction management. Related transactions between an insurance company and any of its related parties are classified into “major related transactions” and “common related transactions”. The term “major related transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB5 million, or the transactions between an insurance company and a related party in which the accumulative trading volume within one accounting year accounts for 5% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB50 million. The term “common related transactions” refers to all related transactions other than major related transactions. When calculating the trading volume of related transactions, the transactions between the insurance company and the related party as well as the transactions between the insurance company and any affiliated parties of the related party are calculated on a consolidated basis. For custody business of insurance capital or insurance agency business between insurance companies (including company group and holding company) and their subsidiaries and between different subsidiaries, the volume is calculated on the basis of the management fees or agency fees they collect. For the aforesaid transactions between insurance companies and other related parties, the transaction volume is calculated on the basis of the capital in custody or the premium withheld. For insurance business, the related transaction volume is calculated on the basis of premiums; for security or external donation, the transaction volume is calculated on the basis of the debt secured or the market value of donated subjects. Where more than one related transactions occurred between insurance companies and their controlled subsidiaries and between different subsidiaries, both parties must calculate the separate affiliated transaction volume in an accumulative manner. A major related transaction is subject to approval by the board of directors or the shareholders, while a common related transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a management system of related transactions and file them with the CIRC and take effective measures to prevent its shareholders, directors, supervisors, senior managers or other related parties from taking advantage of their special positions to damage the interests of the company or the insured through related transactions or by any other means. For major related transactions between insurance companies and their controlled subsidiaries and between different subsidiaries, a report must be made to the CIRC by the party to which the transaction constitutes a major transaction or by the insurance group (holding) company. Where a related transaction constitutes a major transaction to both parties, the parties may agree that one party or the insurance group (holding) company reports to the CIRC. The report shall provide a comprehensive explanation on the effect of the transaction on the current and future financial position and the operating results of both parties. Where the major related transaction has been reported to the CIRC for verification in advance in accordance with the relevant regulations, insurance companies need not report to the CIRC.

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

Reporting and disclosure requirements. Within the prescribed time period following the end of a fiscal year, an insurance company must submit to the CIRC, among others, an annual report with audited financial statements and an annual report setting forth its solvency margin as of the end of the fiscal year, as well as other regulatory monitoring items. When the insurance company’s solvency margin falls below the minimum solvency requirement, the CIRC may require the insurance company to file a corrective plan to bring it into compliance with the minimum requirement. Regulations regarding filing, coordinating, custody, utilization and destruction of the archives and documents relating to life insurance business have been in place since July 1, 2007.

Internal Control Assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies to improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls, and regulatory compliance in operations and risk management. Under the requirements of these tentative rules, life insurance companies must submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC will assess the internal control of life insurance companies within every three years, covering at least one third of the life insurance companies each year.

The CIRC notified life insurance companies in February 2008 of the requirements for processing the internal control self-assessment program and drafting the internal control self-assessment report. The CIRC also clarified and revised the detailed evaluation rules, including those relating to the soundness, reasonableness, and validity of the evaluation proportion. In December 2008, the CIRC notified insurance companies of an additional requirement to promptly file categorized regulatory information, and the authentication, accuracy and completeness which must be ensured by insurance companies. In March 2009, the CIRC further issued a circular on the roll-out of internal control self-assessment program by life insurance companies for the year of 2008. The internal control self-assessment report of year 2008, after review by the board of directors of a life insurance company, is required to be submitted to the CIRC or its local bureaus by April 30, 2009.

Regulation of insurance and annuity products generally. The 1995 insurance law provided that the basic terms and the rates of premiums of the principal commercial insurance offered by an insurance company will be set by a governmental authority (which today is the CIRC). The terms and rates of premiums of other types of insurance set by the insurance companies should be filed with the insurance regulatory bodies.

The 2002 amendment to the insurance law changed the manner in which insurance products were regulated, giving insurance companies greater freedom to develop products to meet market needs. Under the 2002 amendment, the terms and the rates for premiums of new type of life insurance, insurance products that affect social and public interests and insurance products that are mandatorily required by statute, are required to be submitted to the CIRC for approval. The 2009 PRC insurance law made no further changes in this respect. In determining whether or not to approve a product, the CIRC is required to consider whether the product adequately provides for the protection of social and public interests and whether it will prevent inappropriate competition. Other terms and the rates of premiums of insurance products are required to be filed with the CIRC.

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

Since March 2007, new actuarial rules have applied to investment-linked insurance products. Under the new rules, the sum insured for death risks of an investment-linked insurance product with pension option or a group investment-linked insurance product may be set as zero, while the sum set for an individual investment-linked insurance product should account for no less than 5% of the account value of the insurance policy at the time the policy is issued. There can be no guaranteed minimum rate for investment return from investment-linked insurance and investment account. An insurance company should evaluate the assets in the investment account at least once a week. The capital value of each investment account shall be no lower than the amount of the unit reserve corresponding to such investment account, nor shall the excess amount be higher than 2% of the capital value of the investment account or RMB5 million, whichever is bigger. No investment-linked insurance product, other than those in compliance with regulatory requirements with respect to investment account evaluation, appraisal of investment unit, and deposit of statutory reserves, may be sold as of October 1, 2007. Insurance companies selling investment-linked products are required to intensify the management of sales people to avoid misleading sales activities. For example, if a sales agent is proved to conduct misleading sales activities in more than two occasions, the sales agent should be prohibited by the insurance company from selling investment-linked insurance products any longer.

The CIRC issued a circular in January 2009 to strengthen the management of investment-linked insurance sales, requiring that an investment-linked insurance salesperson must have qualification certificate, at least one year experience in life insurance and no record of misconduct. The salesperson is also required to undergo at least 40 hours of training, and the insurance company must establish a risk assessment mechanism.

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

Regulation of enterprise annuity plan. According to the administrative measures for the pension insurance business issued by the CIRC in November 2007 and relevant administrative measures on the enterprise annuity fund issued by the PRC Ministry of Labor and Social Security in February 2004 and December 2004, subject to the approval of the PRC Ministry of Labor and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. The trustee is primarily responsible for the selection and replacement of the account manager, custodian bank, investment manager and the other intermediaries of the enterprise annuity fund, the establishment of the investment strategies and the preparation of management reports and financial reports. The account manager is primarily responsible for the opening of an enterprise account and personal account of an enterprise annuity fund to record the enterprise contribution, employee contribution and investment proceeds of an enterprise annuity fund, and the account manager is also required to submit the periodical management reports of an enterprise annuity fund account to the trustee and competent regulatory bodies. The investment manager is primarily responsible for the investment of the enterprise annuity fund property and the periodical submission of investment management reports to the trustee and competent regulatory bodies. China Life Pension obtained the qualification to serve as trustee and account manager of enterprise annuity fund on November 19, 2007. AMC obtained the qualification to serve as the investment manager of enterprise annuity fund on August 1, 2005.

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

Foreign exchange denominated insurance. Insurance companies may seek approval from the CIRC and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses. This will allow life insurance companies to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

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

Regulation of issuance of subordinated debts. Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated debts with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB500 million as of the end of the prior year and the total amount of the unpaid debts at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. The issuer must fulfil a set of disclosure obligations both at the time of the issuance and during the term of the debts. The issuer may repay the debts only if its solvency ratio remains at least 100% after the repayment of both principal and the interest.

Regulation of establishment of overseas insurance institutions. An insurance company may apply to the CIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB5 billion at the end of preceding year and foreign exchange funds of no less than USD 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CIRC.

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

In October 1999, insurance companies were authorized to make deposits in commercial banks at negotiated rates, provided that the deposits have terms longer than five years and are in amounts of no less than RMB30 million. The “jumbo” deposits generally bear more attractive interest rates than interest rates on “regular” deposits, which are subject to regulation by the central bank.

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

In March 2004, insurance companies were allowed to invest in subordinated debts issued by wholly state-owned commercial banks and national joint-stock commercial banks which have fixed terms of six years or less. An insurer’s total investment in bank subordinated debts on a cost basis may not exceed 8% (and 2% in any single bank) of its total assets as of the end of the prior month, and the total investment in any single issue of such bank subordinated debts may not exceed 20% of the issue.

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

Concurrently with the authorized issuance of subordinated debts by insurance companies, insurance companies have also been permitted to invest in subordinated debts issued by other insurance companies, beginning in September 2004. An insurer’s total investment in insurance company subordinated debts on a cost basis may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the prior month, and the total investment in any single issue may not exceed 20% of the issue.

The PRC insurance law, as amended on February 28, 2009, allows insurance companies to invest in bank accounts, bonds, stocks, shares of securities investment funds or other securities, real properties and other ways specified by the State Council. The general prohibition against investing in securities sector and securities enterprises other than insurance-related enterprises provided under the PRC insurance law (as amended in 2002) has been removed.

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

Subordinated debts issued by Commercial Banks and Insurance Companies. Insurance companies may invest in subordinated debts issued by wholly state-owned commercial banks and national joint-stock commercial banks which have fixed terms of six years or less. An insurer’s total investment in bank subordinated debts on a cost basis may not exceed 8% (and 5% in any single bank) of its total assets as of the end of the prior quarter. The total investment in any single issue of such bank subordinated debts may not exceed 10% of the issue and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter.

Insurance companies may also invest in subordinated debts issued by other insurance companies that are not controlling, controlled by or under common control with, the investing insurance companies. An insurer’s total investment in insurance company subordinated debts on a cost basis may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the previous quarter. The total investment in any single issue may not exceed 20% of the issue, and the balance of such investment may not exceed 1% of its net assets as of the end of the previous quarter.

Corporate Bonds, Convertible Bonds and Short-term Financing Bonds. Insurance companies may invest in corporate bonds issued by qualified enterprises with long-term rating of AA or above. The total amount of investments in all corporate bonds on a cost basis may not exceed 30% (and 10% in any single issuer) of an insurer’s total assets as of the previous quarter. An insurer’s total investment in any single issue may not exceed, if with irrevocable guarantees by qualified guarantors, 20% of the issue and the balance of such investment may not exceed 5% of its total assets as of the end of the previous quarter, and, if without such guarantees, 10% and 3%, respectively.

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

Overseas Investment. Beginning in August 2004, a qualified life insurance company may invest abroad its foreign currency denominated insurance funds in bank deposits or debt securities with specified credit ratings and a limited number of other instruments. Total investments in debt securities issued by any single corporation or enterprise may not exceed on a cost basis 10% of the total quota approved by the SAFE. In June 2005, the CIRC further broadened the permitted overseas investments to include shares of Chinese companies listed on the stock exchanges in New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. The total amount of overseas investments in shares of Chinese companies may not exceed 10% of an insurance company’s total approved quota, and the investments in a single Chinese company by an insurance company may not exceed 5% of the its total shares issued and outstanding. In January 2005, we submitted an application to allow us to make such overseas investments and obtained such approval in November 2006.

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

The insurance funds may invest in the following categories:

•	currency market products, e.g., commercial instruments, large-sum negotiable deposit certificates, repurchase agreements and reverse repurchase agreements, and funds of the currency market;

•	products with fixed proceeds, e.g., bank deposits, structural deposits, bonds, convertible bonds, bond funds, securities-featured products, credit-featured products; and

•	equity products, e.g., stocks, stock-based funds, equity shares and equity-linked products (provided that major equity investments are subject to the CIRC approval).

Insurance companies are prohibited from conducting the following activities with insurance funds:

•	to provide any guarantee to any party with any insurance funds used for overseas investment;

•	to purchase or sell any foreign currency for speculative purposes;

•	to launder money;

•	to seek any illicit proceeds in collusion with any other organization or individual through its overseas investment with insurance funds; or

•	to conduct any activity as prohibited by domestic or overseas laws or regulations.

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

The insurers must also satisfy certain requirements, such as good corporate governance, effective risk control, profitability, solvency and compliance requirements, before they can make investments in banks. For material investments, the insurers are further required to be able to accurately assess the performance and risks of the target bank. If an insurer wishes to purchase a 5%—10% stake in a commercial bank, the insurer must have total assets at the end of the previous year of no less than RMB20 billion (in the case of an insurance holding company) or RMB100 billion (in the case of an insurance operating company). For investments greater than 10%, the applicable minimum assets test increases to RMB30 billion (in the case of an insurance holding company) or RMB150 billion respectively (in the case of an insurance operating company). We are qualified under these rules to make investments for more than 10% ownership in a commercial bank.

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

Solvency requirements. In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of life insurance companies to provide better policyholder protection under a system of corrective regulatory action. Since September 1, 2008, the solvency ratio standard was replaced by a new standard.

According to the Solvency Management Rules for Insurance Companies, effective from September 1, 2008, an insurance company is required to have capital that corresponds to its risks and business scale and shall ensure its solvency ratio be no less than 100%. The solvency ratio, namely the capital adequacy rate, is the ratio between an insurance company’s actual capital and minimum capital.

Actual capital refers to the margin between the recognized assets, i.e., assets recognized by an insurance company in accordance with CIRC provisions when assessing its solvency, and the recognized liabilities, i.e., liabilities recognized by an insurance company under CIRC provisions when assessing its solvency. Minimum capital refers to the amount of capital that an insurance company is required to have under the CIRC rules to counter the impact that assets and insurance acceptance risks have on the solvency of the company.

The minimum capital of a life insurance company is the sum of the minimum capital of long-term life insurance, i.e., insurance term exceeding one year, and the minimum capital of short-term life insurance, i.e., insurance for a term of one year or less.

The minimum capital of long-term life insurance is the sum of the following:

•	1% of end-of-term obligation reserves for investment-linked insurance business;

•	4% of end-of-term obligation reserves for other insurance businesses;

•	0.1% of the total amount at risk under term life policies, the coverage period of which is less than three years;

•	0.15% of the total amount at risk under term life policies, the coverage period of which ranges from three to five years; and

•	0.3% of the total amount at risk under term life policies and other insurance policies, the coverage period of which does not exceed five years.

The minimum capital of short-term life insurance is calculated in accordance with the capital appraisal standard for non-life insurance business.

An insurance company must, in accordance with the relevant rules of the CIRC on the preparation and submission of insurance company solvency reports, prepare and submit solvency reports and ensure the authenticity, accuracy, completeness and compliance of the information reported.

Where an insurance company becomes insolvent at any time other than the regular report dates, the board of directors and the management of the insurance company must, within 5 working days subsequent to being aware of the insolvency, report to the CIRC and take effective actions to improve its solvency.

An insurance company with a solvency ratio below 100% may be subject to a range of regulatory actions by the CIRC, such as

•	ordering it to increase capital or restricting the distribution of dividends to shareholders;

•	limiting the salaries and work-related expenses of its directors and senior management;

•	limiting commercial advertising;

•

restricting the establishment of additional branch institutions, limiting the business scope, ordering it to cease new business development, to transfer the insurance business or arrange to have business ceded;

•	ordering it to auction off its assets or restricting its purchase of fixed assets;

•	restricting its use of capital;

•	rearranging its principal and relevant management personnel;

•	taking over; and

•	taking other supervision and administrative measures which the CIRC deems necessary.

If the solvency ratio is between 100% and 150%, the CIRC may require an insurance company with such solvency ratio to submit and implement a plan on the prevention of inadequate solvency. For an insurance company with a solvency ratio between 100% and 150% or higher than 150%, the CIRC has the right to require such insurance company to make rectification, or take necessary supervision and administrative measures against it, where there is significant risk of insolvency.

Since June 2007, the CIRC has commenced to set up a Solvency Supervisory Standard Commission and published afterwards a series of related rules so as to reinforce the supervision over the solvency of the insurance industry. In addition, the quarterly solvency report must comply with the updated requirements effective as of the third quarter of 2008. Insurance companies shall compose insolvency report in accordance with the new minimum capital requirements.

Our solvency ratio as of December 31, 2008 was approximately 310%. For the financial year of 2008, our surrender rate was approximately 4.38%.

Statutory deposit. Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with no more than three qualified commercial banks, each of which should, among other things, has registered capital of no less than RMB4,000 million and has no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. In August 2007, insurance companies were further required to open no more than one deposit account at each bank for each kind of currencies. Only amounts which are part of the statutory deposit requirement can be placed in this deposit account and the amount of each deposit could not be less than one million (in RMB or other foreign currencies) and the term of deposit should be no shorter than one year. The deposit saving agreement should be filed at the CIRC and the parties are forbidden to rescind the agreement without the CIRC’s prior approval. The following actions in relation to the deposits by the insurance company require prior approval from the CIRC:

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

Statutory insurance fund. The PRC insurance law, as amended in 2002 and 2009, requires Chinese life insurance companies to contribute to a statutory insurance fund. Prior to January 1, 2005, such contributions were not required for life insurance and long-term health insurance. According to the Administrative Measures on Statutory Insurance Fund promulgated on December 30, 2004, starting January 1, 2005, life insurance companies are required to contribute, as statutory insurance fund, 1% of the retained premiums from accident and short-term health insurance, 0.15% of retained premiums from long-term life and long-term health insurance with guaranteed return rates and 0.05% of the retained premiums from long-term life insurance with no guaranteed return rates. For life insurance companies, health insurance companies and life reinsurance companies, contributions are not required on a provisional basis once the total amount of the statutory insurance fund reaches 1% of such companies’ total assets.

According to the Administrative Measures on Statutory Insurance Fund promulgated in September 2008, insurance companies are required to contribute to the statutory insurance fund with respect to their life insurance business in compliance with the following provisions:

•

for life insurance business with guaranteed income, 0.15% of the business income shall be paid to the statutory insurance fund; for life insurance business without guaranteed income, 0.05% of the business income shall be paid to the statutory insurance fund;

•

for short-term health insurance business, 0.8% of the premium must be paid to the statutory insurance fund; for long-term health insurance business, 0.15% of the premium must be paid to the statutory insurance fund; and

•

for non-investment-type accident insurance business, 0.8% of the premium must be paid to the statutory insurance fund; for investment-type accident insurance business with guaranteed income, 0.08% of the business income shall be paid to the statutory insurance fund; for investment-type accident insurance business without guaranteed income, 0.05% of the business income shall be paid to the statutory insurance fund.

The purpose of the statutory insurance fund is to provide financial subsidy to the insurer, the insured or the beneficiary, or a life insurer assuming policy obligations of another life insurer as a result of the dissolution or bankruptcy of the latter. The CIRC is also authorized with the approval of the State Council to use the statutory insurance fund when an insurance company has been dissolved or has undergone a bankrupt proceeding, and its liquidated assets are not sufficient to discharge policy liabilities; or when an insurance company is facing material risks that is likely to cause serious threat to public interest and national financial stability.

The CIRC had opened a special bank account at Industrial and Commercial Bank of China to accept deposits of the contributions by life insurance companies, including pension companies, health insurance companies and life reinsurance companies. Insurance companies are required to deposit, by March 31, 2005, 50% of the total accumulated amount of contributions as of the end of 2004, and the balance by the end of 2005 into such account. Thereafter, the contributions will be made quarterly each year, with each payment equaling 25% of the total contributions made in the prior year, and necessary adjustments will be made at the end of the year to reflect the actual amount required to be contributed for that year. According to the Circular on the Contribution of Statutory Insurance Fund issued by the CIRC on December 19, 2008, from January 1, 2009, the original special bank account for statutory insurance fund of life insurance companies opened by the CIRC is no longer in use. Life insurance companies shall deposit their contributions to the statutory insurance fund to the special account for life statutory insurance fund. This statutory insurance fund is managed by China Statutory Insurance Fund Co., Ltd. For insurance companies that have operated for an entire year as of the end of last year, an amount equal to 25% of the total amount accrued from the statutory insurance fund last year shall be the estimated quarterly contribution this year. The estimated quarterly contribution for the year 2008 is to be calculated as before, while for the year 2009 and for each year thereafter it shall be calculated according to the Administrative Measures on Statutory Insurance Fund promulgated in September 2008. Quarterly contributions to the statutory insurance fund shall be made within 15 working days from the end of the each quarter. Payment for two or more quarters is not allowed. Contributions to the statutory insurance fund by insurance companies each year shall be paid in full within 5 months from the end of each year.

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

In January 2005, the CIRC issued a new regulation requiring all life insurance companies to submit to the CIRC a new statutory actuarial report, on an annual basis, with respect to the operational results of their insurance business for the previous year. The most significant part of the new regulation is that a life insurance company is required to provide, in the actuarial report, their assessment of the sufficiency of their statutory reserves.

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

Compliance with regulatory requirements. Our management confirms that, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our individual agents are required to obtain qualification certificates and all institutional insurance agencies are required to obtain permits and go through registration. If these qualification and registration requirements are enforced or result in policyholders cancelling their policies, our business may be materially and adversely affected” and “—Licensing requirements” above, we have complied in all material respects with all applicable regulatory requirements set out above.

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of no less than US$5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, has been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. In addition, since December 11, 2006, foreign insurance brokers have been permitted to set up wholly owned subsidiaries in China.

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

Minimum capital requirements. The registered capital of an insurance asset management company may not be lower than the greater of (1) RMB30 million in cash; and (2) 0.1% of the insurance funds it manages, provided that the minimum capital is not required to exceed RMB500 million.

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

The investments of the insurance funds by insurance asset management companies are subject to the same requirements and limitations applicable to the investments by the insurance companies themselves. With the regulatory expansion of insurance company investment powers, the investment powers of insurance asset management companies over their own funds have been expanded as well to cover subordinated debts issued by banks and insurance companies and bank subordinated bonds.

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

An individual agent is an individual acting as agent for an insurer. To receive a license from the CIRC, the individual is required to hold a CIRC qualification certificate issued by the CIRC. An individual agent is also required to register with and obtain a business license from the agent’s local bureau of industry and commerce under the current PRC insurance law, as amended in 2002. In addition, the individual must not have committed any criminal offense or violation of any financial or insurance law or regulation and must be engaged in the insurance agency business full time. An individual insurance agent is permitted to act on behalf of only one life insurance company.

Essentially none of our exclusive agents qualifies as an “individual agent” within the meaning of the current PRC insurance law because they do not meet the dual requirement of holding a CIRC qualification certificate and a business license from the local bureau of the SAIC. We believe this situation is shared by all major life insurance companies in China. Approximately 99.6% of our exclusive agents hold a CIRC qualification certificate, and essentially none has a business license. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Pursuant to the circular, we are also required to take appropriate measures to improve both participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective July 1, 2006, in order to further strengthen the administration of individual agents.

Pursuant to these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible member of senior management and other responsible personnel from office and reject the application of setting up branch offices by such insurance companies. At the end of 2007, the CIRC further required that no insurance company can enter into any agency agreement with the individual agent who is not holding a qualification certificate or engage the agent in any insurance sale activities. In addition, the agency agreement is not an employment agreement in its nature and the individual agent is not an employee of the insurance company.

We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate. It is our understanding that the SAIC does not have procedures in place to effect the registration and licensing of individual insurance agents. The PRC insurance law as revised in February 2009, which will take effect from October 1, 2009, has removed the dual requirement under the current PRC insurance law which requires individual insurance agents to receive qualification certificates issued by the CIRC and register with and obtain business licenses from the local bureaus of the SAIC. The 2009 PRC insurance law requires only the institutional insurance agents and the insurance brokers to register with the administration of industry and commerce, and obtain the business licenses with the permits issued by the CIRC. See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our individual agents are required to obtain qualification certificates and all institutional agencies are required to obtain permits and go through registration. If these qualification and registration requirements are enforced or result in policyholders cancelling their policies, our business may be materially and adversely affected”.

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

No.2 Interpretation of Accounting Standard for Business Enterprises

On August 7, 2008, the Ministry of Finance issued the No.2 Interpretation of Accounting Standard for Business Enterprises, which requires dual-listed companies to recognize, measure and report the same items with the same accounting policies and estimates unless exempted in the interpretation. According to the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report Preparation, issued by the Ministry of Finance on December 26, 2008, and the No.48 [2008] Announcement issued by the CSRC on December 28, 2008, listed companies that issued both A shares and H shares were required to take steps to remove the differences under different accounting standards and make appropriate disclosures in their 2008 annual reports. On January 5, 2009, The CIRC issued the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector (No.1 [2009] of CIRC). According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A share and H share financial reports will be modified. The implementation standard will be issued later. We are waiting for the implementation standards to evaluate the effect of the No.2 Interpretation of Accounting Standard for Business Enterprises.

ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Insurance Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited(1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited(2)	The People’s Republic of China	92.2%(3) (directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

(2)	AMC, which is 60% owned by us, owns 50%

(3)	We own 87.4% and AMC, which is 60% owned by us, owns 4.8%

PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2008, we owned and leased 4,173 and 4,457 properties respectively, and had 235 properties under construction. Among the 4,173 properties owned by us, 647 properties are leased to independent third parties while the remaining properties are mainly occupied by us as office premises.

On January 4, 2007, we entered into a renewed property leasing agreement with CLIC for a term of three years, from January 1, 2007 to December 31, 2009. The terms of the renewed property leasing agreement remain substantially unchanged. We entered into an amendment agreement to the property leasing agreement with CLIC on January 8, 2008, pursuant to which the scope of lease has been modified as to 2,011 properties leased and 85 properties subleased from CLIC. In light of the asset transfer agreement entered into by CLIC and China Life Investment Holding Company Limited, we entered into an agreement for the assignment of rights and obligations under the property leasing agreement with CLIC and China Life Investment Holding Company Limited on November 28, 2008. Pursuant to that agreement, CLIC transferred all of its rights and obligations in the owned properties and leasable properties to China Life Investment Holding Company Limited from June 30, 2008. China Life Investment Holding Company Limited replaced CLIC as a party to the property leasing agreement and acquired the rights and obligations under the agreement. As a result, the rights and obligations of CLIC under the property leasing agreement were terminated.

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

Immediately following the restructuring, CLIC became our sole shareholder. Following our global offering in December 2003, CLIC became and remains our controlling shareholder, holding approximately 72.2% of our voting shares. Following our A share offering in December 2006, CLIC now holds approximately 68.37% of our voting shares as of the date of annual report. We have been providing management and other services to CLIC, including the administration of the run-off of the non-transferred policies, the management of the investment assets retained by CLIC (through AMC) and various other services for CLIC, for which we are paid fees. For a description of the restructuring and the other arrangements entered into in connection with the restructuring, see “Item 4. Information on the Company—History and Development of the Company—Our Restructuring” and “Item 7. Major Shareholders and Related Party Transactions”.

Overview of our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 102 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2008. We also offer accident and short-term health insurance policies to individuals and groups.

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

In addition, AMC, an asset management joint venture established by us and CLIC, manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Information on the Company—Business Overview—Asset Management Business”. We own 60% of the joint venture, with CLIC owning the remaining 40%. We formed a property and casualty joint venture with CLIC, on December 30, 2006, with us owning 40% and CLIC owning the remaining 60%. See “Item 4. Information on the Company—Business Overview—Property and Casualty Business”. We formed a professional pension insurance company with CLIC and AMC on January 15, 2007. We own 87.4% of this pension insurance company, with CLIC owning 6%, AMC owning 4.8% and China Credit Trust Company Limited owning the remaining 1.8%. See “Item 4. Information on the Company—Business Overview—Pension Insurance Business”.

Financial Overview of our Business

We had total gross written premiums and policy fees of RMB135,325 million (US$19,835 million) and net profit attributed to our shareholders of RMB21,277 million (US$3,119 million) for the year ended December 31, 2008. Our principal business segments had the following results:

•

Individual life insurance had total gross written premiums and policy fees of RMB121,452 million (US$17,802 million) in 2008, principally reflecting increases in renewal premiums, policy fees and new policy premiums.

•

Group life insurance had total gross written premiums and policy fees of RMB831 million (US$122 million) in 2008, principally reflecting decreases primarily due to changes in government policies and market conditions.

•

Accident and health insurance had total gross written premiums of RMB13,042 million (US$1,912 million) in 2008, principally reflecting our increased sales efforts for accident and health insurance business.

Our business and the business of CLIC, our predecessor, has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating risk-type products. Our historical results reflect the continuing performance of policies that were issued prior to June 10, 1999. Many of these policies paid guaranteed rates of return that, due to declining interest rates, came to be significantly higher than the rates of return on investment assets. This created a “negative spread”, where the investment return fell below the rate our predecessor had committed to pay on those policies. The policies issued by our predecessor on or after June 10, 1999, which have been transferred to us in the restructuring, were priced at significantly lower guaranteed rates, in line with the 2.50% cap established by the CIRC. We and CLIC have not incurred negative spread on these policies and the new policies issued on or after our establishment, as the average investment returns we and CLIC have been able to generate have been higher than the guaranteed rates. As of December 31, 2008, the average guaranteed rate of return of our products was 2.37%.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 72.5% of total revenues in 2008.

•	policy fees for long-term investment–type insurance contracts and investment contracts (collectively, investment-type contracts). Policy fees accounted for 8.2% of total revenues in 2008.

•

investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Net investment income and net realized and unrealized gains and losses accounted for 18.1% of total revenues in 2008.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In October 2004, the interest rate on one-year term deposits, a key benchmark rate, was raised from 1.98% to 2.25%. In August 2006, the interest rate on one-year term deposits was further raised from 2.25% to 2.52%. During the year 2007, several revisions were made to the interest rate on one-year term deposits, which resulted in the further increase of the interest rate from 2.52% to 4.14%. During the year 2008, in light of the global economic downturn, the PBOC reduced the interest rate on one year deposits from 4.14% to 2.25% in an effort to bolster the economy. If the economic condition improves in the future, the Chinese government may adjust the interest rates accordingly. If the interest rates were to be increased, but the CIRC did not raise the cap, sales of some of our products, including our non-participating investment-type products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates. See “—Financial Overview of Our Business”. As of December 31, 2008, the average guaranteed rate of return of our products was 2.37%.

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

Investments

As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. As prescribed by China’s insurance law, we are limited to investing insurance premiums, deposits and other funds we receive primarily in term deposits; fixed maturity securities, including Chinese treasury bonds, Chinese government agency bonds and corporate bonds issued by Chinese companies and meeting specified criteria; and securities investment funds primarily invested in equity securities issued by Chinese companies and traded on China’s securities exchanges. We also may participate in bond repurchase activities through domestic inter-bank repurchase markets. Since 2004, we have been allowed to invest in convertible bonds, subordinated bonds and debts; local government bonds issued and cashed by the Ministry of Finance as an agent, debt financing instruments of non-financial enterprises such as domestic medium-term notes issued in domestic market; unsecured bonds including bonds issued in Hong Kong by large state-owned enterprises and convertible bonds; shares of companies listed on the Chinese securities market, which are denominated and traded in Renminbi; and domestic infrastructure projects. We received the CIRC’s approval in 2006 to make overseas investments in qualified term deposits, fixed maturity securities and shares of Chinese companies listed on specified overseas stock exchanges. The Interim Measures for the Overseas Investment with Insurance Funds implemented in June 2007 provided us with additional overseas investment channels. The detailed implementation rules to such interim measures are in the process of being drafted by relevant regulatory bodies and have not been released. We currently are prohibited from investing in other securities without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2006, 2007 and 2008.

	For the year ended December 31,
	2006	2007	2008
	(RMB in millions)
Debt securities	—	(3,403)	2,023
Equity securities	—	—	(15,744)

Total	—	(3,403)	(13,721)

There were no impairment charges in 2006. Impairments in 2007 relating to the decrease in the value of certain debt securities we purchased in previous years, resulted in an impairment charge of RMB3,403 million. The value of certain debt securities increased in 2008. During the year ended December 31, 2008, RMB2,023 million of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed. During the year ended December 31, 2008, we recognized impairment expense of RMB15,744 million of available for sale securities for which we determined that objective impairment evidence of impairment existed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2006, 2007 and 2008.

	As of December 31,
	2006		2007		2008
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	60,058	60,352	83,137	80,588	73,130	80,006
Government agency bonds	78,300	78,721	111,906	107,154	180,135	191,121
Corporate bonds	31,001	30,752	46,464	43,742	64,388	67,505
Subordinated bonds/debts	7,068	7,043	10,462	9,898	17,265	17,588

Subtotal	176,427	176,868	251,969	241,382	334,918	356,220

Equity securities
Funds	20,535	32,869	37,513	60,624	32,313	29,890
Common stocks	15,876	29,725	51,714	115,509	38,132	38,829
Warrants	—	1	—	—	—	—

Subtotal	36,411	62,595	89,227	176,133	70,445	68,719

Total	212,838	239,463	341,196	417,515	405,363	424,939

We had gross unrealized gains of RMB31,854 million (US$4,669 million) and gross unrealized losses of RMB12,278 million (US$1,800 million) as of December 31, 2008. We had gross unrealized gains of RMB88,588 million and gross unrealized losses of RMB12,269 million as of December 31, 2007. We had gross unrealized gains of RMB28,097 million and gross unrealized losses of RMB1,472 million as of December 31, 2006. The total unrealized losses as of December 31, 2008, 2007 and 2006 were 2.9%, 2.9%, and 0.6% of total available-for-sale securities. The unrealized losses as of December 31, 2008 related primarily to the sharp fall of capital market. The unrealized losses as of December 31, 2007 related primarily to decreases in the price of debt securities. These unrealized losses as of December 31, 2006 related primarily to mark to market adjustments to bonds and securities investment funds. The SSE Index, a major stock exchange index in China was 2,675 points on December 31, 2006, an increase from 2005. The index was 5,261 points on December 31, 2007, which was a 96.7% increase from 2006. The index was 1,820 points on December 31, 2008, which was a 65.4% decrease from 2007. This resulted in a significant increase in total unrealized losses. We made substantially all of the revaluation adjustments on the basis of quoted market prices at of the relevant balance sheet dates.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2008, 2007 and 2006.

As of December 31, 2008	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(748)	(33)	(60)	(841)
Carrying amounts	21,627	2,414	3,236	27,277
Unrealized losses as a percentage of carrying amounts	3.46%	1.37%	1.85%	3.08%

Equity securities
Unrealized losses	(5,943)	(5,205)	—	(11,148)
Carrying amounts	25,230	10,897	—	36,127
Unrealized losses as a percentage of carrying amounts	23.56%	47.77%	—	30.86%

Total
Total unrealized losses	(6,691)	(5,238)	(60)	(11,989)
Total carrying amounts	46,857	13,311	3,236	63,404
Unrealized losses as a percentage of carrying amounts	14.28%	39.35%	1.85%	18.91%

As of December 31, 2007	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(3,790)	(7,942)	—	(11,732)
Carrying amounts	74,628	62,759	—	137,387
Unrealized losses as a percentage of carrying amounts	5.08%	12.65%	—	8.54%

Equity securities
Unrealized losses	(537)	—	—	(537)
Carrying amounts	4,324	1	—	4,325
Unrealized losses as a percentage of carrying amounts	12.42%	—	—	12.42%

Total
Total unrealized losses	(4,327)	(7,942)	—	(12,269)
Total carrying amounts	78,952	62,760	—	141,712
Unrealized losses as a percentage of carrying amounts	5.48%	12.65%	—	8.66%

As of December 31, 2006	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(819)	(290)	(227)	(1,336)
Carrying amounts	53,352	9,068	9,212	71,632
Unrealized losses as a percentage of carrying amounts	1.54%	3.20%	2.46%	1.87%

Equity securities
Unrealized losses	(136)	—	—	(136)
Carrying amounts	1,273	—	—	1,273
Unrealized losses as a percentage of carrying amounts	10.68%	—	—	10.68%

Total
Total unrealized losses	(955)	(290)	(227)	(1,472)
Total carrying amounts	54,625	9,068	9,212	72,905
Unrealized losses as a percentage of carrying amounts	1.75%	3.20%	2.46%	2.02%

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

Should we conclude that an unrealized loss is other-than-temporary, relevant financial assets are written down to their net realized value and charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized, The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement. See “—Critical Accounting Policies”.

As of December 31, 2008, our total investment assets were RMB937,403 million (US$137,399 million) and the investment yield for the year ended December 31, 2008 was 4.96%. The investment yield primarily reflected the high valuation of the investment assets at the beginning of year 2008, the global financial crisis and the sharp fall of the stock market. We have made relevant adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2007, our total investment assets were RMB850,209 million and the investment yield for the year ended December 31, 2007 was 5.76%. The investment yield primarily reflected increased investments in equity securities, favorable adjustment of our investment portfolio and favorable capital market conditions. As of December 31, 2006, our total investment assets were RMB686,804 million and the investment yield for the year ended December 31, 2006 was 4.27%.

For 2006, 2007 and 2008, we calculated the investment yields for a given year by dividing the net investment income for that year by the average of the ending balance of that year and the previous year.

Mix of Products

The following table sets forth, for the transferred and new policies, premium and deposit information as of or for the years ended December 31, 2006, 2007 and 2008 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2006	2007	2008	2008	(2006-2008)
	RMB	RMB	RMB	US$
	(in millions)
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	28,257	32,118	35,702	5,233	12.4%

Endowment:
Gross written premiums	43,582	40,278	45,816	6,715	2.5%
Deposits	69,583	70,331	153,413	22,486	48.5%

Annuities:
Gross written premiums	8,247	19,024	26,717	3,916	80.0%
Deposits	772	1,013	1,011	148	14.4%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	912	687	299	44	(42.7)%
Deposits	169	771	1,594	234	207.1%

Annuities:
Gross written premiums	232	189	25	4	(67.2)%
Deposits	18,411	19,804	17,419	2,553	(2.7)%

Endowment:
Premiums	—	—	—	—	—
Deposits	2,506	1,583	2,093	307	(8.6)%

Accident and health insurance business(2)

Accident gross written insurance premiums	5,148	5,495	6,153	902	9.3%
Health gross written insurance premiums	5,942	6,404	6,889	1,010	7.7%

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

Products classified as investment-type products also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated income statement as policy fees, while the majority of the payments are recorded as deposit liabilities on our balance sheet. For the year ended

December 31, 2008, total deposits were RMB176,269 million (US$25,836 million), an increase of 87.1% from RMB94,227 million in 2007. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues. Since the fourth quarter of 2003, we have adjusted our product selling strategy to concentrate more on risk-type products, which contribute more to our revenues as premium income.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. For the years ended December 31, 2008, 2007 and 2006, 6.6%, 7.5% and 9.3% of our total first-year gross written premiums were from single premium products. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums in 2005. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.

Reinsurance

The amounts presented in the historical consolidated statements of income for revenues and policyholder benefits are net of amounts ceded to reinsurers. Under the PRC insurance law and CIRC regulations, prior to 2003, life insurance companies in China were required to reinsure 20% of its accident and health insurance risks with China Reinsurance (Group) Company, the statutory reinsurer. The statutory reinsurance requirement was phased out beginning in 2003 and from the beginning of 2006 there is no cession to reinsurers. We are also a party to various reinsurance agreements with China Life Reinsurance Company Limited for the reinsurance of individual risks and group risks. As of December 31, 2008, substantially all of our ceded premiums had been ceded to China Life Reinsurance Company Limited.

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

Reserves for Long-term Traditional Insurance Contracts, Long-term Investment Type Insurance Contracts and Investment Contracts with and without Discretionary Participation Feature

Long-term Traditional Insurance Contracts. Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Hence, for single premium and limited pay contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognized in income in a constant relationship to the amount of insurance in-force for life insurance contracts and the amount of expected benefit payments for annuities. Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment return including, where appropriate, a provision for adverse deviation and a deferred profit liability for the deferred percent-of- premium profit margin. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

Interest rates assumptions are based upon estimates of future yields on our investments. For policies issued prior to 2003, we use discount rates which increase annually from 3.8% for the year of issuance to 5.0% for year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.50%, as applicable. In determining our interest rate assumptions, we consider past investment experience, the current and future mix of our investment portfolio and trends in yields. Based on a review of our investment performance and market conditions, we established the discount rates for policies issued from 2003 to 2008. In 2005, 2004 and 2003, respectively, the discount rates increase annually from 4.0%, 3.7% and 3.65% for the year of issuance to 5.2% for the year 2013 and the years after, 5.17% for the year 2013 and the years thereafter and 5.0% for the year 2012 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.5%, as applicable. We established the discount rate for policies issued in 2006, such that it is 5.0% for the year 2006 and increases annually from 4.6% for the year 2007 to 5.4% for the year 2013 and the years thereafter, with a provision for adverse deviation ranging from 0.25% to 0.6%, as applicable. We established the discount rate for policies issued in 2007, such that it is 5.5% for the year 2007 and the years after, with a provision for adverse deviation of 0.5%. We established the discount rate for policies issued in 2008, such that it is 3.625% for the year of issuance and 4.0% for the year 2009 and 5.5% for the year 2013 and the years thereafter, with a provision for adverse deviation ranging from 0.125% to 0.50%, as applicable. The interest rates we assume for future years reflect our expectations of the future economic conditions and our investment strategies.

•

Our assumptions for mortality and morbidity rates vary by age of the insured, and lapse rates vary by contract type. They are based on expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation. We review our assumptions for mortality, morbidity and lapse rates periodically, and adjust the assumption rates, where appropriate, for the policies to be issued in the subsequent year. The lapse rates of our policies from 2006 to 2008 did not change significantly. The lapse rates of certain types of policies were higher in 2005 than in 2004 and higher in 2004 than in 2003, which we believe was primarily due to an increase in competition and the impact of governmental regulations prohibiting enterprises and other organizations from using their funds to purchase commercial group policies for individuals. In setting the mortality assumption, mortality experience was compared to and expressed as a percentage of the “CL” series of life tables. These tables were compiled by the People’s Insurance Company of China in 1994 and 1995 and issued by the PBOC, which was the principal regulatory authority of the insurance industry at the time. The tables are based on policy samples drawn from 43 subsidiaries and branches and the mortality experience of these sample policies during the period January 1, 1990 to December 31, 1993 were studied. On December 19, 2005, the CIRC issued new series of life tables, as well as relevant rules on the application of these new tables, effective as of January 1, 2006.

•

Our assumptions for policy administration expenses are based on an analysis of actual experience. We have estimated the percentage of premiums costs used for year 1999 through 2002 to be 2% of premiums for 2002 and years prior thereto; 1.75% of premiums for 2003, 1.65-2.55% of premiums for individual life products and 1.65% of premiums for group life products, for 2004; 1.50-1.80% of premiums for individual life products and 1.30% of premiums for group life products, for 2005; and 1.60-1.85% of premiums for individual life products and 1.50% of premiums for group life products, for 2006, 2007 and 2008, in each case plus a fixed per-policy expense.

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

Valuation of Investments

Debt securities that we have the ability and positive intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the short term are classified as financial assets at fair value through income. Debt securities and equity securities other than those classified as held-to-maturity or financial assets at fair value through income are classified as available-for-sale securities. We regularly review the carrying value of our investments. If there is objective evidence of other-than-temporary impairment, the carrying value is reduced through a charge to income statement. The following are the policies used:

Financial assets at fair value through income. This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial asset may be designated at fair value through income at inception by us.

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

Equity securities. The fair values of equity securities are generally based on current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

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

Revenue Recognition

Premium and policy fees. Premiums from long-term traditional life insurance contracts are recognized as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognized when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income. Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase (or the “repurchase agreements”) and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive a dividend payment is established.

Deferred taxation

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

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

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”. Also in February 2008, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of FAS 157 to fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. We adopted FAS 157 on January 1, 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, and disclosed financial information under FAS 157 on our consolidated financial statement.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). FAS 159 permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after November 15, 2007. We adopted this guidance on January 1, 2008 and it did not have a material effect on our consolidated financial position or results of operations.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively to financial statements for all periods presented. We adopted this guidance on January 1, 2008 and it did not have a material effect on our consolidated financial position or results of operations.

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

In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. FAS 161 does not change the accounting treatment for derivative instruments. FAS 161 is effective for our financial statements for the year beginning on January 1, 2009. We are currently assessing the impact of this statement on our consolidated financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for our financial statements for the year beginning on January 1, 2009. We are currently evaluating the impact that FSP FAS 142-3 will have on our consolidated financial position and results of operations.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. FSP APB 14-1 is effective for our financial statements for the year beginning on January 1, 2009. We are currently evaluating the impact that FSP APB 14-1 will have on our consolidated financial position and results of operations.

In May 2008, the FASB issued FAS 163, Accounting for Financial Guarantee Insurance Contracts. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how FAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. This Statement does not apply to financial guarantee insurance contracts that would be within the scope of FAS 133. The standard will be effective for us beginning January 1, 2009. We are currently assessing the impact of this FSP on our consolidated financial position and results of operations.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. All prior period EPS data presented shall be adjusted retrospectively to conform to the provisions of this FSP. We are currently assessing the impact of this FSP our consolidated financial position and results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB FIN 45; and Clarification of the Effective Date of FASB Statement 161” (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective but not applicable for our financial statements for the year ending December 31,2008. The adoption of FSP 133-1 did not impact our results of operations, cash flows or financial position.

In September 2008, EITF Issued 08-07: “Accounting for Defensive Intangible Assets”. This issue applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for our financial statements for the year beginning on January 1, 2009. We are currently evaluating the impact that EITF 08-07 will have on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. We are currently evaluating the impact that FSP APB 14-1 will have on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. It amends FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FIN 46 (revised December 2003) “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the first period ending after 15 December 2008, with earlier application encouraged. We are currently assessing the impact on our consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FIN 48-3 “Effective Date of FIN No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FIN 48, Accounting for Uncertainty in Income Taxes, for certain nonpublic enterprises. FSP FIN 48-3 is not applicable for us.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20”. FSP EITF 99-20-1 changed the guidance for the determination of whether an impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. FSP EITF 99-20-1 is effective for our financial statements for the year ending December 31, 2008. The adoption of FSP EITF 99-20-1 did not impact our results of operations, cash flows or financial position.

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. This FSP amends and clarifies FAS 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FASB Staff Position (FSP) provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. We are currently assessing the impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 Recognition and Presentation of Other-Than-Temporary Impairments. This FASB Staff Position (FSP) amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently assessing the impact on our consolidated financial position and results of operations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 5.9%, 4.8%, 1.5%, 1.8% and 3.9% in 2008, 2007, 2006, 2005 and 2004, respectively.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

OPERATING RESULTS

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB23,246 million, or 20.9%, to RMB134,650 million in 2008 from RMB111,404 million in 2007. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses, and increase in policy fees from the individual life insurance business. Net premiums earned from participating products of long-term traditional insurance contracts were RMB60,305 million in 2008, an increase of RMB13,333 million, or 28.4%, from RMB46,972 million in 2007. This increase was primarily due to our increased sales efforts for participating products. Of total net premiums earned in 2008, RMB2,134 million was attributable to single premium products and RMB106,425 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2007, RMB1,978 million was attributable to single premium products and RMB90,304 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB22,964 million, or 23.3%, to RMB121,434 million in 2008 from RMB98,470 million in 2007. This increase was primarily due to increases in the business volume of traditional and participating products of individual life insurance business.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB672 million, or 44.7%, to RMB831 million in 2008 from RMB1,503 million in 2007. This decrease was primarily due to the significant impact on the supplemental enterprise annuity market from the enterprise annuity policy put forward by the government. Under such circumstance, we changed our business model and actively readjusted our annuity business strategy.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB954 million, or 8.3%, to RMB12,385 million in 2008 from RMB11,431 million in 2007. Gross written premiums earned from the accident insurance business increased by RMB658 million, or 12%, to RMB6,153 million in 2008 from RMB5,495 million in 2007 and gross written premiums earned from the health insurance business increased by RMB485 million, or 7.6%, to RMB6,889 million in 2008 from RMB6,404 million in 2007. These increases were primarily due to our increased sales efforts for accident and health insurance businesses.

Net Investment Income

Net investment income increased by RMB30 million, or 0.1%, to RMB44,050 million in 2008 from RMB44,020 million in 2007. This increase was primarily due to the increase of fixed-income investment, which offset in part the decrease in investment yield.

As of December 31, 2008, total investment assets were RMB937,403 million, an increase of RMB87,194 million, or 10.3%, from RMB850,209 million in 2007. The net investment yield for the year ended December 31, 2008 was 4.96%, with a 0.8 percentage point decrease from the net investment yield of 5.76% for the year ended December 31, 2007. This decrease was primarily due to the decrease of dividends from equity investments.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by RMB21,901 million, or 142.4%, to RMB(6,516) million in 2008 from RMB15,385 million in 2007. This decrease was primarily due to the sharp fall of the capital market.

Net Fair Value Gains on Assets at Fair Value Through Income (Held-for-Trading)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) decreased by RMB26,139 million, or 138.7%, to RMB(7,296) million in 2008 from RMB18,843 million in 2007. In particular, net fair value gains on assets at fair value through income (held-for-trading) of RMB287 million on debt securities, which decreased by RMB79 million, or 21.6%, from RMB366 million in 2007. This decrease was primarily due to the sharp fall of the capital market. Net fair value gains on assets at fair value through income (held-for-trading) of RMB(7,583) million on equity securities decreased by RMB26,060 million, or 141.0%, from RMB18,477 million in 2007. This decrease was primarily due to the sharp fall of the capital market.

Other Income

Other income increased by RMB203 million, or 11.8%, to RMB1,923 million in 2008 from RMB1,720 million in 2007. This was primarily due to the increase in the fee income from relevant agency business.

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB82,042 million, or 87.1%, to RMB176,269 million in 2008 from RMB94,227 million in 2007. This increase was primarily due to an increase in business volume. Policy fees increased by RMB6,033 million, or 78.4%, to RMB13,724 million in 2008 from RMB7,691 million in 2007. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB70,699 million, or 85.0%, to RMB153,880 million in 2008 from RMB83,181 million in 2007. Total policy fees from participating products increased by RMB5,565 million, or 100%, to RMB11,128 million in 2008 from RMB5,563 million in 2007.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB83,094 million, or 115.3%, to RMB155,163 million in 2008 from RMB72,069 million in 2007. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB6,153 million, or 87.1%, to RMB13,217 million in 2008 from RMB7,064 million in 2007. This increase was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business decreased by RMB1,052 million, or 4.7%, to RMB21,106 million in 2008 from RMB22,158 million in 2007. This decrease was primarily due to a decrease in the sales volume of investment-type contracts. Policy fees from the group life insurance business decreased by RMB120 million, or 19.1%, to RMB507 million in 2008 from RMB627 million in 2007. This change was primarily due to a decrease in the investment-type business of group insurance.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB13,535 million, or 17.7%, to RMB89,823 million in 2008 from RMB76,288 million in 2007. This increase was due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB347 million, or 2%, to RMB17,777 million in 2008 from RMB17,430 million in 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 13.1% and 15.6% in 2008 and 2007 respectively. Interest credited to long-term investment-type insurance contracts increased by RMB2,031 million, or 28.3%, to RMB9,212 million in 2008 from RMB7,181 million in 2007. This increase primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB9,569 million, or 25.2%, to RMB47,531 million in 2008 from RMB37,962 million in 2007. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits decreased by RMB435 million, or 4.7%, to RMB8,813 million in 2008 from RMB9,248 million in 2007; the increase in liability of long-term traditional insurance contracts increased by RMB8,512 million, or 37.8%, to RMB31,060 million in 2008 from RMB22,548 million in 2007; and the interest credited to long-term investment-type insurance contracts increased by RMB1,492 million, or 24.2%, to RMB7,658 million in 2008 from RMB6,166 million in 2007.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB13,067 million, or 18.9%, to RMB82,057 million in 2008 from RMB68,990 million in 2007. This increase was due to the increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB452 million, or 2.7%, to RMB16,915 million in 2008 from RMB16,463 million in 2007. This increase was primarily due to the increase in the number of policies in force, the accumulation of liabilities and an increase in the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by RMB10,587 million, or 23.3%, to RMB55,957 million in 2008 from RMB45,370 million in 2007. The increase in liability of long-term traditional insurance contracts was primarily due to the increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB742 million, or 77.7%, to RMB213 million in 2008 from RMB955 million in 2007. This decrease was primarily due to a decrease in the business volume of group life insurance business. Of these insurance benefits and claims, life insurance death and other benefits decreased by RMB105 million, or 10.9%, to RMB862 million in 2008 from RMB967 million in 2007 and the increment in long-term traditional insurance contracts liabilities decreased by RMB640 million to RMB(676) million in 2008 from RMB(36) million in 2007.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business increased by RMB1,210 million, or 19.1%, to RMB7,553 million in 2008 from RMB6,343 million in 2007. This increase was primarily due to an increase in business volume.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB220 million, or 19.3%, to RMB1,358 million in 2008 from RMB1,138 million in 2007. This increase primarily reflected an increase in the total investment contracts account balance. Interest credited to participating investment contracts increased by RMB220 million, or 20.2%, to RMB1,309 million in 2008 from RMB1,089 million in 2007.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income increased by RMB11,280 million, or 114.4%, to RMB21,139 million in 2008 from RMB9,859 million in 2007. This increase was primarily due to an increase in business volume.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by 26,759 million, or 91.5%, to RMB2,492 million in 2008 from RMB29,251 million in 2007. This decrease was primarily due to a decrease in investment yield for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs decreased by RMB1,677 million, or 12.5%, to RMB11,784 million in 2008 from RMB13,461 million in 2007. This decrease was primarily due to a decrease in investment yield.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB669 million, or 24.6%, to RMB3,394 million in 2008 from RMB2,725 million in 2007. Underwriting and policy acquisition costs were approximately 2.5% of net premiums earned and policy fees both in 2008 and 2007, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business increased by RMB409 million, or 20.3%, to RMB2,422 million in 2008 from RMB2,013 million in 2007. This increase was primarily due to an increase in business volume and the more intense market competition. Underwriting and policy acquisition costs in the group life insurance business increased by RMB8 million, or 133.3%, to RMB14 million in 2008 from RMB6 million in 2007. This increase was primarily due to an increase in business volume and the more intense market competition. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB255 million, or 36.3%, to RMB958 million in 2008 from RMB703 million in 2007. This increase was primarily due to an increase in business volume and the more intense market competition.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB312 million, or 2.6%, to RMB12,110 million in 2008 from RMB11,798 million in 2007. This increase was primarily due to an increase in business volume and stricter cost control.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB240 million, or 14.5%, to RMB1,891 million in 2008 from RMB1,651 million in 2007. This increase was primarily due to the increase in donation expense and interest for securities sold under agreements to repurchase.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by RMB4,941 million, or 78.0%, to RMB1,390 million in 2008 from RMB6,331 million in 2007. This decrease was primarily due to a decrease in net profit before income tax. Our effective tax rate for 2008 was 6.1%, which decreased by 7.8 percentage points from an effective tax rate for 2007 of 13.9%. The decrease was due to a decrease of net profit before income tax.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company decreased by RMB17,602 million, or 45.3%, to RMB21,277 million in 2008 from RMB38,879 million in 2007.

Individual Life Insurance Business

Net profit in the individual life insurance business decreased by RMB19,946 million, or 48.4%, to RMB21,256 million in 2008 from RMB41,202 million in 2007. This decrease was primarily due to the decrease in investment income.

Group Life Insurance Business

Net profit in the group life insurance business decreased by RMB1,064 million, or 68.1%, to RMB499 million in 2008, from RMB1,563 million in 2007. This decrease was primarily due to the decrease in investment income.

Accident and Health Insurance Business

Net profit in the accident and health insurance business decreased by RMB1,780 million, or 75.6%, to RMB576 million in 2008 from RMB2,356 million in 2007. The decrease was primarily due to the more intense market competition.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by RMB12,557 million, or 12.7%, to RMB111,404 million in 2007 from RMB98,847 million in 2006. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses and policy fees from the individual life insurance business. Net premiums earned from participating products of long-term traditional insurance contracts were RMB46,972 million in 2007, an increase of RMB5,971 million, or 14.6%, from RMB41,001 million in 2006. This increase was primarily due to our increased sales efforts for participating endowment products. Of total net premiums earned in 2007, RMB1,978 million was attributable to single premium products and RMB90,304 million was attributable to regular premium products (including both first-year and renewal premiums). Of total net premiums earned in 2006, RMB2,205 million was attributable to single premium products and RMB78,952 million was attributable to regular premium products (including both first-year and renewal premiums).

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by RMB11,951 million, or 13.8%, to RMB98,470 million in 2007 from RMB86,519 million in 2006. This increase was primarily due to increases in renewal premiums, policy fees and new policy premiums.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by RMB232 million, or 13.4%, to RMB1,503 million in 2007 from RMB1,735 million in 2006. This decrease was primarily due to changes in government policies and market conditions.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by RMB838 million, or 7.9%, to RMB11,431 million in 2007 from RMB10,593 million in 2006. Gross written premiums earned from the accident insurance business increased by RMB347 million, or 6.7%, to RMB5,495 million in 2007 from RMB5,148 million in 2006 and gross written premiums earned from the health insurance business increased by RMB462 million, or 7.8%, to RMB6,404 million in 2007 from RMB5,942 million in 2006. These increases were primarily due to our increased sales efforts for accident and health insurance businesses.

Net Investment Income

Net investment income increased by RMB19,078 million, or 76.5%, to RMB44,020 million in 2007 from RMB24,942 million in 2006. This increase was primarily due to the growth in investment assets during 2007 and an increase in investment yield.

As of December 31, 2007, total investment assets were RMB850,209 million, an increase of RMB163,405 million, or 23.8%, from RMB686,804 million in 2006. The net investment yield for the year ended December 31, 2007 was 5.76%, a 1.49 percentage point increase from the net investment yield of 4.27% for the year ended December 31, 2006. This increase was primarily due to increased investments in equity securities, favorable adjustment of our investment portfolio and favorable capital market conditions.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB13,790 million, or 864.6%, to RMB15,385 million in 2007 from RMB1,595 million in 2006. This increase was primarily due to an increase of the proportion of equity securities, favorable capital market conditions and the Company realizing gains on a portion of its equity securities.

Net Fair Value Gains on Assets at Fair Value Through Income (Held-for-Trading)

We reflect net fair value gains on assets at fair value through income (held-for-trading) in current year income. Our net fair value gains on assets at fair value through income (held-for-trading) decreased by RMB1,201 million, or 6.0%, to RMB18,843 million in 2007 from RMB20,044 million in 2006. In particular, net fair value gains on assets at fair value through income (held-for-trading) of RMB366 million on debt securities, which increased RMB61 million, or 20.0%, from RMB305 million in 2006. This increase was primarily due to an increase in trading of short-term bonds taking advantage of a raise in interest rates. Net fair value gains on assets at fair value through income (held-for-trading) of RMB18,477 million on equity securities decreased by RMB1,262 million, or 6.4%, from RMB19,739 million in 2006. This decrease was primarily due to a decrease of the proportion of financial assets held for trading.

Other Income

Other income decreased by RMB163 million, or 8.7%, to RMB1,720 million in 2007 from RMB1,883 million in 2006. This was primarily due to a decrease in the fee income received from China Life Insurance (Group) Company, or CLIC, for assisting CLIC to manage its non-transferred policies.

Deposits and Policy Fees

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by RMB2,786 million, or 3.0%, to RMB94,227 million in 2007 from RMB91,441 million in 2006. This increase was primarily due to an increase in business volume. Policy fees increased by RMB594 million, or 8.4%, to RMB7,691 million in 2007 from RMB7,097 million in 2006. This increase was primarily due to an increase in the proportion of investment-type products with higher policy fee charges. Total deposits from participating products increased by RMB1,432 million, or 1.8%, to RMB83,181 million in 2007 from RMB81,749 million in 2006. Total policy fees from participating products increased by RMB370 million, or 7.1%, to RMB5,563 million in 2007 from RMB5,193 million in 2006.

Individual Life Insurance Business

Deposits in the individual life insurance business increased by RMB1,714 million, or 2.4%, to RMB72,069 million in 2007 from RMB70,355 million in 2006. This increase was primarily due to an increase in the sales of investment-type contracts. Policy fees from the individual life insurance business increased by RMB563 million, or 8.7%, to RMB7,064 million in 2007 from RMB6,501 million in 2006. This increase was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Group Life Insurance Business

Deposits in the group life insurance business increased by RMB1,072 million, or 5.1%, to RMB22,158 million in 2007 from RMB21,086 million in 2006. This increase was primarily due to an increase in the sales volume of investment-type contracts. Policy fees from the group life insurance business increased by RMB31 million, or 5.2%, to RMB627 million in 2007 from RMB596 million in 2006. This change was primarily due to an increase of the proportion of investment-type contracts with higher policy fee charges.

Accident and Health Insurance Business

There are no deposits in our accident and health insurance business.

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB7,868 million, or 11.5%, to RMB76,288 million in 2007 from RMB68,420 million in 2006. This increase was due to an increase in insurance benefits and claims of individual life insurance business as a result of an increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by RMB6,633 million, or 61.4%, to RMB17,430 million in 2007 from RMB10,797 million in 2006. This increase was primarily due to an increase in the number of policies in force and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 15.6% and 10.9% in 2007 and 2006 respectively. Interest credited to long-term investment-type insurance contracts increased by RMB795 million, or 12.4%, to RMB7,181 million in 2007 from RMB6,386 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by RMB4,411 million, or 13.1%, to RMB37,962 million in 2007 from RMB33,551 million in 2006. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits increased by RMB4,596 million, or 98.8%, to RMB9,248 million in 2007 from RMB4,652 million in 2006; the increase in liability of long-term traditional insurance contracts decreased by RMB797 million, or 3.4%, to RMB22,548 million in 2007 from RMB23,345 million in 2006; and the interest credited to long-term investment-type insurance contacts increased by RMB612 million, or 11.0%, to RMB6,166 million in 2007 from RMB5,554 million in 2006.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by RMB8,585 million, or 14.2%, to RMB68,990 million in 2007 from RMB60,405 million in 2006. This increase was due to an increase in business volume and the accumulation of liabilities. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB6,338 million, or 62.6%, to RMB16,463 million in 2007 from RMB10,125 million in 2006. This increase was primarily due to an increase in the number of policies in force, the accumulation of liabilities and an increase in the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by RMB1,455 million, or 3.3%, to RMB45,370 million in 2007 from RMB43,915 million in 2006. The increase in liability of long-term traditional insurance contracts was primarily due to an increase in business volume and the accumulation of liabilities.

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by RMB61 million, or 6.0%, to RMB955 million in 2007 from RMB1,016 million in 2006. This decrease was primarily due to a decrease in the increment of long-term traditional insurance contracts liabilities but offset in part by an increase in life insurance death and other benefits. Of these insurance benefits and claims, life insurance death and other benefits increased by RMB295 million, or 43.9%, to RMB967 million in 2007 from RMB672 million in 2006 and the increment in long-term traditional insurance contracts liabilities decreased by RMB359 million, or 111.1%, to RMB(36) million in 2007 from RMB323 million in 2006. This decrease was primarily due to a decrease in the contracts in force.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business decreased by RMB656 million, or 9.4%, to RMB6,343 million in 2007 from RMB6,999 million in 2006. This decrease was primarily due to improvements in our insurance products structure.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by RMB142 million, or 14.3%, to RMB1,138 million in 2007 from RMB996 million in 2006. This increase primarily reflected an increase in the total policyholder account balance. Interest credited to participating investment contracts increased by RMB138 million, or 14.5%, to RMB1,089 million in 2007 from RMB951 million in 2006.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income decreased by RMB1,748 million, or 15.1%, to RMB9,859 million in 2007 from RMB11,607 million in 2006. This decrease was primarily due to an increase in amortization of deferred income resulting from the increase in investment yield.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB11,634 million, or 66.0%, to RMB29,251 million in 2007 from RMB17,617 million in 2006. This increase was primarily due to an increase in investment yield for participating products, an increase in business volume, as well as an increase in our reserves for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs increased by RMB3,202 million, or 31.2%, to RMB13,461 million in 2007 from RMB10,259 million in 2006. This increase was primarily due to an increase in the number of policies in force and overall amount of business and an increase in investment income in 2007.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by RMB310 million, or 12.8%, to RMB2,725 million in 2007 from RMB2,415 million in 2006. Underwriting and policy acquisition costs were approximately 2.5% and 2.4% of net premiums earned and policy fees in 2007 and 2006, respectively.

Of this amount, underwriting and policy acquisition costs in the individual life insurance business and group life insurance business together increased by RMB157 million, or 8.4%, to RMB2,019 million in 2007 from RMB1,862 million in 2006. This increase was primarily due to the increase in business volume during the period. Underwriting and policy acquisition costs in the accident and health insurance business increased by RMB150 million, or 27.1%, to RMB703 million in 2007 from RMB553 million in 2006. This increase was primarily due to the increase in business volume and increased market competition.

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB2,459 million, or 26.3%, to RMB11,798 million in 2007 from RMB9,339 million in 2006. This increase primarily reflected the increase in business volume and increased expenses in connection with improvements to company internal management.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB792 million, or 92.2%, to RMB1,651 million in 2007 from RMB859 million in 2006. This increase primarily reflected an increase in foreign exchange losses due to the appreciation of the RMB and an increase of policyholder dividend crediting interest.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB777 million, or 14.0%, to RMB6,331 million in 2007 from RMB5,554 million in 2006. This increase was primarily due to the increase in our profit. Our effective tax rate for 2007 was 13.9%, which decreased by 7.8% from an effective tax rate for 2006 of 21.7%. The decrease was due to a decrease in the statutory tax rate from 33% for 2007 to 25% for 2008 with effect from January 1, 2008 which resulted in a decrease in our deferred tax liability.

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB18,923 million, or 94.8%, to RMB38,879 million in 2007 from RMB19,956 million in 2006.

Individual Life Insurance Business

Net profit in the individual life insurance business increased by RMB17,539 million, or 74.1%, to RMB41,202 million in 2007 from RMB23,663 million in 2006. This increase was primarily due to the increases in investment income and business volume.

Group Life Insurance Business

Net profit in the group life insurance business increased by RMB699 million, or 80.9%, to RMB1,563 million in 2007, from RMB864 million in 2006. This increase was primarily due to an increase in investment yield.

Accident and Health Insurance Business

Net profit in the accident and health insurance business increased by RMB1,347 million, or 133.5%, to RMB2,356 million in 2007 from RMB1,009 million in 2006. The increase in profitability was primarily due to favorable adjustment of our insurance products structure and increase in investment income.

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

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2008, the amount of cash and cash equivalents was RMB34,085 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2008, the amount of term deposits was RMB228,272 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2008, investments in debt securities had a fair value of RMB592,554 million. As of December 31, 2008, investments in equity securities had a fair value of RMB75,082 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Net cash provided by operating activities was RMB84,779 million in 2008, a decrease of RMB38,075 million from RMB122,854 million in 2007. This decrease was primarily due to decrease in net profit before income tax and an increase in actual expense on policy dividends. Net cash provided by operating activities was RMB122,854 million in the year ended December 31, 2007, an increase of RMB42,502 million from RMB80,352 million in the year ended December 31, 2006. This increase was primarily due to increased sales and the maturity of financial assets at fair value through income (held-for-trading).

Net cash used in investment activities was RMB156,471 million in 2008, an increase of RMB17,957 million from RMB138,514 million in 2007. This increase was primarily due to the arrangement of investment activities. Net cash used in investment activities was RMB138,514 million in the year ended December 31, 2007, a decrease of RMB2,524 million from 2006. This decrease was primarily due to our increased sales of debt securities.

Net cash provided by financing activities was RMB80,748 million in 2008, an increase of RMB89,477 million from RMB(8,729) million in 2007. This change was primarily due to the arrangement of investment activities. Net cash provided by financing activities was RMB(8,729) million in the year ended December 31, 2007, a decrease of RMB92,042 million from 2006. This change was primarily due to large benefit payments under long-term investment type insurance contracts and investment contracts.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million (US$3,062 million). As at the end of 2008, part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks and used approximately US$425 million for investments in foreign-currency denominated debts in China. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005, a portion of which was sold early 2006. We invested approximately HK$1,175 million for investments in H shares of Bank of China Limited in its initial public offering in May 2006, approximately RMB3,252 million (US$417 million) in the targeted offering of CITIC Securities Co., Ltd. in June 2006, approximately HK$2 billion in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million and RMB2,282 million (US$292 million) in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007. We used approximately US$264 million for investments in shares of Visa Inc. and approximately US$80 million for investments in H shares of China Railway Construction Company Limited and China South Locomotive & Rolling Stock Corporation Limited during their initial public offerings in 2008.

Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. We received such cash proceeds on December 29, 2006. As at the end of 2008, the cash proceeds from our A share offering were used to increase our share capital.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2008 and December 31, 2007 are as follows:

	As of December 31, 2008	As of December 31, 2007
Ratio of assets and liabilities	82.6%	77.9%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2008:

	As of December 31, 2008	As of December 31, 2007
	(RMB in millions, except percentage data)
Actual capital	124,540	168,357
Minimum capital	40,156	32,054
Solvency ratio	310%	525%

Our solvency ratio as of December 31, 2008 was approximately 310%. The decrease in our solvency ratio was due to the substantial growth of insurance business volume and the sharp fall of capital market.

Contractual Obligations and Commitments

The following tables set out our contractual obligations and commitments as of December 31, 2008.

As of December 31, 2008	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
Securities sold under agreements to repurchase	11,395	—	—	—	11,395
Off balance sheet operating leases	238	285	98	44	665
Capital commitments	729	149	—	—	878
Total	12,362	434	98	44	12,938

Long-term Business
Long-term traditional insurance contracts	27,705	62,039	62,444	1,089,686	1,241,875
Long-term investment type insurance contracts	69,245	122,516	162,313	181,748	535,823
Investment contracts with discretionary participation feature	14,320	16,824	10,152	50,905	92,201
Investment contracts without discretionary participation feature	770	419	127	386	1,703
Short-term Business	6,314	—	—	—	6,314

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for long-term business and short-term business in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2008, relating to premiums received through December 31, 2008. No consideration is given to future premiums payments or deposits from policyholders (and the cash flows resulting therefrom), even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2008 and do not reflect the impact of future premiums or future new deposits, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2008. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2008.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

TREND INFORMATION

Please refer to our discussion in each section under “—Overview”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2008, we have not entered into any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

RECONCILIATION OF HONG KONG FINANCIAL REPORTING STANDARDS (HKFRS) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

The consolidated financial statements contained in this annual report have been prepared in accordance with HKFRS. There are no material differences between HKFRS and U.S. GAAP that had an effect on net profit for the years ended December 31, 2006 and shareholders’ equity as at December 31, 2008 and 2007.

Under U.S. GAAP, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited. For the year ended December 31, 2008, this difference results in a RMB1,834 million decrease in the U.S. GAAP net profit and a RMB1,834 million increase to the U.S. GAAP equity reserves balance.

Under U.S. GAAP, the impact of changes in tax rate or tax law is included in net income even if the original deferred taxes have been recognized in equity. For the year ended December 31, 2007, this difference results in a RMB4,746 million increase in the U.S. GAAP net profit and a corresponding RMB4,746 million decrease to the U.S. GAAP equity reserves balance. The event does not have impact for the year ended December 31, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

Name	Age	Position
Yang Chao	59	Chairman of the board of directors and executive director
Wan Feng	51	President and executive director
Lin Dairen	51	Vice President and executive director
Liu Yingqi	51	Vice President, executive director and secretary of the board of directors
Miao Jianmin	44	Non-executive director
Shi Guoqing	57	Non-executive director
Zhuang Zuojin	57	Non-executive director
Long Yongtu	66	Independent non-executive director
Sun Shuyi	69	Independent non-executive director
Ma Yongwei	67	Independent non-executive director
Chau Tak Hay	66	Independent non-executive director
Cai Rang	52	Independent non-executive director
Ngai Wai Fung	47	Independent non-executive director
Liu Jiade	46	Vice president
Zhou Ying	55	Vice president and secretary of the commission for disciplinary inspection
Su Hengxuan	46	Vice president
Liu Anlin	46	Chief information technology officer
Hwei-Chung Shao	55	Chief actuary

Directors

Yang Chao has been our chairman since July 2005, the president of CLIC since May 2005 and the chairman of CLPCIC since December 2006. Between May 2005 and January 2006, he was our president. Between 2000 and 2005, Mr. Yang was the chairman and president of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and business administration, and had obtained a Master’s degree in business administration. Mr. Yang, a senior economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the vice president of National Association of Financial Market Institutional Investors, the chairman of the Chairmanship of China Federation of Industrial Economics, the member of Shanghai international financial center construction advisory committee and the member of Association for Relations Across the Taiwan Straits.

Wan Feng has been our president since September 2007. He is also the vice president of CLIC and a director of China Life Pension. He has been an executive director of our company since June 2006. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by our board resolution since January 31, 2007. Mr. Wan also serves as a director of CLPCIC since November 2006 and a director of AMC Limited since January 2006. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and doctorate in finance from Nankai University in Tianjin. Mr. Wan, a senior economist, has 27 years of experience in the life insurance industry, and was awarded special allowance by the

State Council. He is currently the director of China Life Charity Foundation, the deputy director of China Association of Actuaries, the deputy director of Insurance Association of China, the executive director of Insurance Institute of China and director of China Insurance Guarantee Fund Committee.

Lin Dairen has been an executive director of our company since October 27, 2008. Mr. Lin has served as a vice president of our company since 2003, and as the executive director and president of China Life Pension from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, has 27 years of experience in life insurance industry and has accumulated extensive experience in operation and management. He is currently the executive director of Insurance Institute of China, the standing director of the China Association for Labor Studies, the executive director of Peking University China Center for Insurance and Social Security Research.

Liu Yingqi has been an executive director of our company since October 27, 2008. Ms. Liu has served as a vice president of our company since January 2006. Ms. Liu has been a director of China Life Pension since November 2006. Between August 2003 and January 2006, Ms. Liu was the chairperson of our board of supervisors. Ms. Liu graduated with a BA in economics from Anhui University in 1982. Ms. Liu has over 22 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a senior economist, has extensive experience in operation and management. She is currently the director of the Insurance Institute of China.

Miao Jianmin has been a non-executive director of our company since October 27, 2008. Mr. Miao has been a vice president of CLIC since December 2005. Currently he also serves as the chairman of both AMC and China Life Franklin Asset Management Company Limited, the Chinese alternate representative of ABAC (APEC Business Advisory Council) and the director of the Insurance Association of China, and was awarded special allowance by the State Council. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a senior economist.

Shi Guoqing has been a non-executive director of our company since 2004. Mr. Shi is also the vice president of CLIC from August 2003, and the chairman of China Life Insurance (Overseas) Co., Ltd., chairman of China Life-CMG, director of Beijing Oriental Plaza Company Limited, director of Hong Kong Huiyen Holding Company Limited, director of China World Trade Center Limited, director of China World Trade Center Company Limited, director of China World Trade Investments Limited, chairman of Shanghai PICC Tower Limited, and director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a senior economist, has over 30 years of experience in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance businesses.

Zhuang Zuojin has been a non-executive director of our company since June 2006, and has served as the vice president of CLIC from August 2003, director of AMC from June 2004. She has acted as a director of China Life Franklin Asset Management Company Limited from May 2006 and a director of China Life-CMG from June 2000. Ms. Zhuang graduated from Correspondence College of CCP School, majored in economics and management, and studied probability and statistics (major in insurance actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a senior accountant, has worked in the insurance industry for over 28 years, and has accumulated extensive experience both in the operation and management of insurance businesses. She is currently the vice president of Financial Accounting Society of China.

Long Yongtu has been an independent non-executive director of our company since 2003 and is also the secretary general of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as the vice minister and chief negotiation representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as the assistant to the minister, director of International Trade and Economic Affairs, and as director of International Communication in the same ministry. A 1965 graduate of the Foreign Language

Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974 and received an honorary doctorate of economics from the London School of Economics and Political Science in 2005.

Sun Shuyi has been an independent non-executive director of our company since 2004. He is the executive vice president of China Federation of Industrial Economics, vice chairman of United China Enterprise Association, executive vice president of China Enterprise Association, deputy supervisor of China Brand Promotion Committee, member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the deputy general Manager of General Office of the Central Steering Committee of Financial Affairs of China, deputy minister of Ministry of Labour, deputy party secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a senior engineer and certified public accountant.

Ma Yongwei has been an independent non-executive director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company. From 1994 to 1996, he served as the chairman and president of former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as governor of Agricultural Bank of China. Mr. Ma graduated from finance department of Liaoning Finance and Economic University in 1966. Mr. Ma, a researcher, has over 37 years of experience in the banking industry and the insurance industry.

Chau Tak Hay has been an independent non-executive director of our company since 2003. Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include secretary for Commerce and Industry, secretary for Broadcasting, Culture and Sport, director General of Trade, and secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Cai Rang has been an independent non-executive director of our company since 2004. He is the party secretary and deputy general manager of China Iron & Steel Research Institute Group, and the vice chairman of Advanced Technology & Materials Company Limited, committee member of Chinese People’s Political Consultative Conference of Beijing and committee member of Chinese People’s Political Consultative Conference. From 1998 to March 2007, Mr. Cai was the president of Advanced Technology & Materials Company Limited. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University with a Bachelor’s degree in machinery architecture. He pursued post graduate studies at New York State University from 1984 to 1986 to obtain a MBA degree. He pursued on-the-job studies in the School of Business Administration of Renmin University of China from 1997 to 2001 and obtained a Doctor’s Degree in business administration. From 1997 to 1998, Mr. Cai was a visiting professor of the Cambridge University in the UK. Mr. Cai Rang is a professor-level senior engineer, and was awarded special allowance by the State Council.

Ngai Wai Fung has been an independent non-executive director of our company since December 29, 2006. He is the non-executive chairman of Top Orient Group of Companies, director and head of listing services of KCS Limited (formally the commercial division of KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries, and the chairman of its China Affairs Committee and Membership Committee. He has held many senior management positions of a number of listed companies in Hong Kong, including COSCO, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Ltd. He is a fellow of The Association of Chartered Certified Accountants, Hong Kong Institute of Certified Public Accountants, fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries, and member of The Hong Kong Institute of Directors and Hong Kong Securities Institute. Mr. Ngai graduated from Andrews University of Michigan in 1992, and obtained a Master’s Degree in business administration, and graduated from Hong Kong Polytechnic University in 2002, and obtained a Master’s Degree in Finance. He is currently studying for a doctorate in finance at the Shanghai University of Finance and Economics.

Board of Supervisors

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	53	Chairperson of board of supervisors
Wu Weimin	57	Shareholder representative supervisor
Qing Ge	58	Employee representative supervisor
Yang Hong	42	Employee representative supervisor
Tian Hui	57	Outside supervisor

Xia Zhihua has been a supervisor of our company since January 2006 and the chairperson of the supervisory committee of our company since March 2006. Ms. Xia served as the State Council’s representative in CLIC, designated supervisor of bureau level grade official and office director of the board of supervisors of China Export & Credit Insurance Corporation from August 2003 to December 2005. Before, Ms. Xia had 16 years work experience in the State Ministry of Finance and experience in economic and financial management. Ms. Xia graduated from department of Economics at Xiamen University in 1982 and received a BA degree in politics and economics. She graduated from department of economics at Xiamen University in 1984 and received a MA degree in world economics.

Wu Weimin has been a supervisor of our company since 2003, and is currently the deputy general manager our Beijing auditing center. From August 2003 to September 2008, Mr. Wu served as of the general manager of the compliance department and deputy secretary of disciplinary committee. Mr. Wu graduated from China Insurance Management Staff Institute majored in insurance. He is a senior economist.

Qing Ge has been a supervisor of our company since June 2006. He is currently the director of our Trade Union of the Beijing IT Center. He was the general manager of our trade union department and the deputy director for the committee of the our trade union department from September 2005 to October 2007. Mr. Qing was the deputy general manager of our Beijing office from September 2003 to September 2005. Mr. Qing, a senior economist, graduated from the South China University of Technology with university qualification.

Yang Hong has been a supervisor of our company since October 2006 and is currently the general manager of our customer service department. From July 2003 to October 2006, Ms. Yang served as assistant general manager and deputy general manager of the business management department. Ms. Yang graduated in the computer department of Jilin University with a bachelor’s degree.

Tian Hui has been a supervisor of our company since June 2004. He is currently the director and party secretary of China Coal International Engineering Research Institute. He was the director and party secretary of China Coal International Engineering Research Institute, from June 2006 to April 2008, director and deputy party secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level senior engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

Senior Management

Wan Feng, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Directors” for his profile.

Lin Dairen, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Directors” for his profile.

Liu Yingqi, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Directors” for her profile.

Liu Jiade has been a vice president of our company since 2003 and a director of AMC from June 2004. Mr. Liu has served as director of China Life Franklin Asset Management Company Limited since May 2006, and as a director of GDB since December 2006. He became the vice director of the finance bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor’s degree in public finance. He is currently the member of Insurance Solvency Standard Committee, the director of the Insurance Institute of China and the member of the State Ministry of Finance Accounting Informationization Committee.

Zhou Ying has been a vice president of our company since August 2008 and served as the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as director of the fifth office (at deputy bureau level) and as a designated director in Beijing State-owned Enterprise Supervisory Committee (at deputy bureau level) from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a MBA.

Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as our assistant president from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006, and a director of Insurance Professional College since December 2006 and director of China Life Security Insurance Agency Company Limited since December 2007. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in insurance and finance, majoring in insurance. Mr. Su, a senior economist, has over 26 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of insurance Marketing Association of Insurance Association of China.

Liu Anlin has been our chief information technology officer since July 2006 and the general manager of Beijing R&D Center since June 2008. Mr. Liu was the deputy head and general manager of our information technology department from November 2002 to July 2006. Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University and majored in computer mathematics, with a bachelor’s degree in science in 1985 and obtained a master’s degree in business administration from Tsinghua University in 2006. He is studying the doctorate in risk management in Beijing Normal University.

Hwei-Chung Shao has served as our chief actuary since March 2007. Ms. Shao had been the senior deputy president and chief actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the president and senior officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA, etc. Ms. Shao obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, U.S. She is currently the member of Society of Actuaries of Greater China.

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

The following table sets forth the amounts of compensations payable to each of our directors and supervisors for the fiscal year ended December 31, 2008.

Name	Salaries/ Fees	Discretionary Bonus	Inducement Fees	Other Benefits	Compensation for loss of office as director	Total
	In RMB
Yang Chao	1,390,000	290,000	—	—	—	1,680,000
Wan Feng	1,320,000	280,000	—	—	—	1,600,000
Lin Dairen	1,180,000	330,000	—	—	—	1,510,000
Liu Yingqi	1,180,000	330,000	—	—	—	1,510,000
Miao Jianmin	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—
Long Yongtu	300,000	—	—	—	—	300,000
Sun Shuyi	320,000	—	—	—	—	320,000
Ma Yongwei	300,000	—	—	—	—	300,000
Chau Tak Hay	320,000	—	—	—	—	320,000
Cai Rang	320,000	—	—	—	—	320,000
Ngai Wai Fung	320,000	—	—	—	—	320,000
Xia Zhihua	1,180,000	330,000	—	—	—	1,510,000
Wu Weimin	603,400	196,600	—	—	—	800,000
Qing Ge	603,400	196,600	—	—	—	800,000
Yang Hong	553,000	237,000	—	—	—	790,000
Tian Hui	—	—	—	150,000	—	150,000

Total	9,889,800	2,190,200	—	150,000	—	12,230,000

The following table sets forth the amounts of compensations payable to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to president who are not our directors and our chief investment officer, chief information technology officer, chief actuary and chairman of communist party disciplinary commission, for the year ended December 31, 2008.

The HKSE Listing Rules do not require the disclosure of compensation of senior management on an individual basis. The following information was disclosed by us in our A share annual report for the fiscal year ended December 31, 2008.

Name	Total
In RMB
Liu Jiade	1,510,000
Zhou Ying	1,510,000
Su Hengxuan	1,400,000
Liu Lefei(1)	1,340,000
Liu Anlin	1,340,000
Liu Tingan(2)	560,000
Hwei-Chung Shao	4,347,230

Total	12,007,230

(1)	On 19 January 2009, the Fourteenth Meeting of the Second Session of the Board of Directors passed the “Proposal by Wan Feng, President of the Company, submitted to the Board of Directors on the Designation of Mr. Liu Lefei to CITIC Securities Company Limited and Removal of his Position as the Chief Investment Officer of the Company”.

(2)	Mr. Liu Tingan resigned as secretary of our board of directors on May 30, 2008.

The aggregate amount of compensation we paid to our five highest paid individual employees, including four directors and one other employee, during the year ended December 31, 2008, was approximately RMB10,647,230 (US$1,560,605). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2008, was approximately RMB4,347,230 (US$637,190).

Senior Management Compensation System

Our senior management’s compensation consists of four components, including basic salaries, performance-based salaries, fringe benefits and mid-term to long-term incentive compensation.

We have set up a complete and streamlined performance management system. In particular, a performance appraisal method with respect to officers of our headquarters is used to appraise the performance of the officers annually based on the achievement of insurance contract objective. Indices for such appraisal include quantitative index for business performance as well as qualitative index for management performance. Specifically, the business performance index comprises our major business indices, establishing a connection between the achievement of our major business target and officers’ performance appraisal.

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2008.

For other details of the senior management compensation system, please refer to “Item 6. Directors, Senior Management and Employees—Compensation—Senior Management Compensation System” in our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on April 25, 2008.

BOARD PRACTICES

General

Our board of directors consists of 13 members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors started in June 2006 and will expire in June 2009. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event China Life is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

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

The primary duties of the nomination and remuneration committee are to review the structure of the board of directors, review and recommend the appointment of directors and senior management, as well as to formulate the training and compensation policies for our senior management and to manage our senior management compensation system. Our nomination and remuneration committee is currently comprised of Cai Rang, Sun Shuyi, Miao Jianmin and Shi Guoqing.

The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Ma Yongwei, Wan Feng, Zhuang Zuojin and Liu Yingqi.

The primary duties of the strategic committee are to formulate our overall development plans and investment decision-making procedures. Our strategic committee is currently comprised of Long Yongtu, Wan Feng, Shi Guoqing and Lin Dairen.

EMPLOYEES

As of December 31, 2006, 2007 and 2008, we had approximately 77,000, 96,700 and 102,000 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2008.

	As of December 31
	2006		2007		2008
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	11,643	15.06%	18,535	19.17%	20,250	19.81%
Financial and auditing staff	5,501	7.11%	7,931	8.20%	7,663	7.50%
Sales and marketing staff(1)	32,373	41.87%	25,473	26.34%	25,473	24.92%
Underwriters, claim specialists and customer service staff	17,108	22.13%	33,703	34.85%	38,797	37.96%
Other professional and technical staff(2)	1,905	2.46%	2,742	2.84%	3,680	3.60%
Other	8,788	11.37%	8,314	8.60%	6,378	6.24%

Total	77,318	100%	96,698	100%	102,241	100%

(1)	Includes direct sales representatives.

(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2006, 2007 and 2008, we had approximately 650,000, 638,000 and 716,000 exclusive agents, respectively. The increase in the number of our exclusive agents from 2007 to 2008 was primarily due to our heightened attention to sales team formation, factoring in the number of agents with CIRC qualifications in the evaluation of individual insurance channels of branches, and strengthened tracking and supervision of execution of branches, therefore the number of qualified agents increased rapidly.

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

MAJOR SHAREHOLDERS

The table sets forth information regarding the ownership of our share capital as of April 14, 2009 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class		Percentage of Total Share Capital
A shares	China Life Insurance (Group) Company	19,323,530,000	(L)	92.8%		68.37%
H shares	JPMorgan Chase & Co.(1)	597,362,820 52,122,819 291,519,165	(L) (S) (P)	8.03 0.70 3.92	% % %	2.11 0.18 1.03	% % %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(1)	JPMorgan Chase & Co. was interested in a total of 597,362,820 H shares in accordance with the provisions of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”). Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, China International Fund Management Ltd, JF Asset Management Limited, J.P. Morgan Securities Ltd., JP Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, Bear, Stearns International Limited and JF Asset Management (Singapore) Limited – Co Reg #: 197601586K were interested in 292,181,165 H shares, 4,108,912 H shares, 32,178,109 H shares, 13,265,000 H shares, 159,849,750 H shares, 1,500,000 H shares, 58,453,885 H shares, 10,284,000 H shares, 4,232,999 and 21,309,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 597,362,820 H shares are 291,519,165 H shares (3.92%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 52,122,819 H shares (0.70%).

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

Based on the information provided by JPMorgan Chase Bank, N.A., the depositary bank, as of December 31, 2008 and March 31, 2009, there were, respectively, 29,881,825 ADRs representing 448,227,375 H shares, with 70 registered holders, and 22,238,239 ADRs representing 333,573,585 H shares, with 71 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital. CLIC is therefore considered as our connected person under the HKSE Listing Rules. We renewed the policy management agreement with CLIC on December 30, 2008. Both the asset management agreement between AMC and ourselves and the asset management agreement between AMC and CLIC were renewed on December 30, 2008. On May 7, 2008, we entered into a capital injection agreement with China Life Pension. On May 23, 2008, we entered into a capital injection agreement with CLPCIC. On February 9, 2009, we entered into a capital injection agreement with AMC. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules and are subject to the disclosure requirements under the HKSE Listing Rules.

CLIC and we renewed the property leasing agreement in January 2007 and entered into an amendment agreement to the property leasing agreement on January 8, 2008. In light of the asset transfer agreement entered into by CLIC and China Life Investment Holding Company Limited, we entered into an agreement for the assignment of rights and obligations under the property leasing agreement with CLIC and China Life Investment Holding Company Limited on November 28, 2008. The transactions contemplated under these agreements constitute connected transactions for us under the HKSE Listing Rules but are exempt from all the disclosure requirements under the HKSE Listing Rules.

As at the date of this annual report, we own a 20% equity interest in Guangdong Development Bank, or GDB. In March 2007, we entered into a strategic cooperation agreement with GDB; in April 2007, December 2007 and September 2008, three negotiated deposit agreements with GDB; and in April 2007, an individual bancassurance products cooperation agreement with GDB. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules.

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

In addition, under the restructuring agreement, CLIC indemnified us against all claims, losses, damages, payments or other expenses incurred by us in connection with or arising from, among others:

1)	all taxes, fees, surcharges, penalties and interest payable by CLIC as determined under the restructuring agreement;

2)	the negligence or fault of CLIC in acting on our behalf while holding any assets, interests or liabilities that were to be transferred to us, but for which third-party consents had not been obtained by the effective date;

3)	any dispute regarding our status as the insurer of the insurance policies issued by CLIC on or after June 30, 2003 until the date when we begin to write policies on our own behalf;

4)	all claims by policyholders under long-term insurance policies issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999, but which for whatever reason failed to be recorded as long-term insurance policies as of June 30, 2003 in the database attached to the restructuring agreement as an annex;

5)	the failure of CLIC to transfer the assets, interests and liabilities to us in accordance with the restructuring agreement and other restructuring documents;

6)	the assets, interests and liabilities retained by CLIC after the restructuring;

7)	the transfer of the assets, interests and liabilities to us under the restructuring;

8)	a breach of any provision of the restructuring agreement on the part of CLIC; and

9)	any actual, pending or threatened arbitration or litigation affecting any asset transferred to us.

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

We and CLIC entered into a policy management agreement on September 30, 2003 which sets out our responsibilities and duties to CLIC under these policy administration arrangements. Such agreement expired in December 2005, and we and CLIC entered into a renewed policy management agreement on December 24, 2005 for a term of three years ending on December 31, 2008. We renewed the policy management agreement with CLIC again on December 30, 2008 for a term of three years ending on December 31, 2011. In order to better implement this agency arrangement, CLIC formulated a detailed manual of procedures which sets out the procedures to be followed when handling non-transferred policies, as well as rules for the day-to-day monitoring of the policy servicing operations.

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

In consideration of our services provided under the agreement, CLIC will pay us a service fee based on our estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0 per policy (the number of policies in-force for group insurance policies being equal to the number of individuals covered by the policies); and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period.

The renewed policy management agreement is valid for a term of three years, effective from January 1, 2009 and expiring December 31, 2011. We are also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay us the service fee in accordance with the agreement in an aggregate amount of at least RMB100 million; or (2) we are unable to make timely payment of insurance benefits, commissions and/or third-party costs in an aggregate amount of at least RMB300 million as a result of CLIC failing to transfer sufficient funds to the account controlled by us in accordance with the agreement.

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

Asset Management Agreements

AMC has entered into two asset management agreements, effective January 1, 2009, one with us and one with CLIC.

We entered into an asset management agreement, effective November 30, 2003, with AMC. We subsequently renewed the agreement with AMC on December 29, 2005 for a term of two years, expiring December 31, 2007. The agreement was automatically renewed on the same terms as the previous year in December 2007 for a one-year term expiring on December 31, 2008.

We renewed the agreement with AMC again on December 30, 2008 for a term of one year, expiring December 31, 2009. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for a successive one-year term, unless either party gives the other party no less than 90 days prior written notice to terminate the agreement at the expiration of the then current term.

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

In consideration of the services provided by AMC with respect to the investment with and management of the assets entrusted by us, we agreed to pay AMC service fees, comprised of a fixed service fee and a floating service fee. The fixed service fee is paid on a monthly basis, calculated by reference to the net asset value of the assets under management and applicable rate of management fee fairly agreed upon by AMC and us in advance. The floating service fee is paid on an annual basis, calculated by reference to the fixed service fee for each year and the annual assessment by us on the investment and management performed by AMC.

The service fee under the asset management agreement was determined by China Life and AMC based on an analysis of the cost of providing the service, market practice and the size and composition of the asset pool to be managed.

The annual cap in respect of the service fees to be paid by China Life to AMC under the asset management agreement between China Life and AMC for the year ending December 31, 2009 is RMB800 million. The annual cap has been determined by reference to the historical figures, the size and composition of the assets managed to be managed by AMC, and the inherent volatility of the capital market.

CLIC entered into an asset management agreement, effective on November 30, 2003, with AMC. CLIC subsequently renewed the agreement with AMC on December 27, 2005 for a term of three years expiring December 31, 2008. CLIC renewed the agreement with AMC again on December 30, 2008 for a term of three years expiring December 31, 2011. Subject to the HKSE Listing Rules, the parties may negotiate the term of the renewal no less than 90 days prior to the expiration of the current term.

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

In consideration of the services provided under the agreement, CLIC agreed to pay AMC basic service fees for the investment and management services performed by AMC, comprised of a basic management fee and a floating management fee. The basic management fee is paid on a monthly basis, calculated by multiplying the average of the account balance value of the assets under management (less funds from sale of securities under the agreement to repurchase and interest thereof) at the beginning and the end of any given month by the basis annual rate of 0.05%, divided by twelve months.

Following the end of each fiscal year, CLIC will assess the investment results of AMC with respect to the assets under management, compare the actual operating results with the target proceeds, and increase or decrease the basic service fees accordingly.

The annual caps in respect of the service fees to be paid by CLIC to AMC under the asset management agreement between CLIC and AMC for each of the three years ending December 31, 2011 are RMB280 million, RMB290 million and RMB300 million, respectively. In determining the annual caps, the parties have taken into account the historical figures and the size and composition of the assets managed and to be managed by AMC.

Property Leasing Agreement

We have entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to us (1) 833 buildings owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties, and (2) 1,764 buildings that CLIC is entitled to sublet, which we refer to as the CLIC leased properties, for an aggregate initial annual rent (payable quarterly) of approximately RMB335 million.

We renewed the agreement on December 23, 2005 with respect to 963 CLIC owned properties and 707 CLIC leased properties for a fixed term expiring December 31, 2006.

We further renewed the agreement with CLIC on January 4, 2007 under substantially the same terms of the agreement entered into on September 30, 2003. Pursuant to the renewed agreement, which will expire on December 31, 2009, CLIC agreed to lease to us 1,174 CLIC owned properties and 126 CLIC leased properties, for an aggregate initial annual rent (payable semi-annually) of approximately RMB66 million.

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

We have entered into an amendment agreement to the property leasing agreement with CLIC on January 8, 2008, pursuant to which the scope of tenancies has been modified as to 2,011 properties leased and 85 properties subleased from CLIC. In light of the asset transfer agreement entered by CLIC and China Life Investment Holding Company Limited, we entered into an agreement for the assignment of rights and obligations under property leasing agreement with CLIC and China Life Insurance Holdings Limited on November 28, 2008. Pursuant to the agreement, CLIC transferred all rights and obligations of the owned properties and leasable properties to China Life Investment Holding Company Limited since June 30, 2008. China Life Investment Holding Company Limited substituted CLIC as a party to the property leasing agreement and enjoyed the rights and obligations under the agreement. The rights and obligations of CLIC under the property leasing agreement were terminated.

Capital Injection to AMC

On February 9, 2009, we entered into a capital injection agreement with CLIC and AMC, pursuant to which we injected RMB1,200 million (US$176) into AMC. Prior to the capital injection, the registered capital of AMC was RMB1,000 million (US$147) and upon completion of the capital injection, AMC’s registered capital increased to RMB3,000 million (US$440) and shareholding proportion between CLIC and us remains unchanged. On April 17, 2009, the capital injection was approved by the CIRC.

Capital Injection to China Life Pension

On May 7, 2008, we entered into a capital injection agreement with the China Life Pension. Prior to the capital injection, the registered capital of China Life Pension was RMB600 million (US$88 million). Pursuant to the terms and conditions of the agreement, the total amount of capital to be injected by us into China Life Pension is approximately RMB1,855 million (US$272 million) which is contributed by the subscription of 1,854,838,700 ordinary shares of the China Life Pension. Upon completion of the capital injection, China Life Pension was held as to 87.4%, 6%, 4.8% and 1.8% by us, CLIC, AMC and China Credit Trust Company Limited, respectively. On June 25, 2008, the capital injection was approved by the CIRC.

Capital Injection to CLPCIC

On May 23, 2008, we entered into a capital injection agreement with CLPCIC. Pursuant to the terms and conditions of the agreement, the total amount of capital to be injected by us into CLPCIC is RMB1,200 million (US$176 million) which is contributed by the subscription of 1,200,000,000 shares of CLPCIC. Prior to the capital injection, the registered capital of CLPCIC was RMB1,000 million (US$147 million) and was held as to 60% and 40% by CLIC and us respectively. Upon completion of the capital injection, CLPCIC’s registered capital was increased to RMB4,000 million (US$586 million) and CLIC’s and our shareholding in CLPCIC remains unchanged. On July 6, 2008, the capital injection was approved by the CIRC.

Compliance with HKSE Listing Rules

Given that the annual consideration payable under each of the policy management agreements dated December 24, 2005, the renewed policy management agreement dated December 30, 2008, the two asset management agreements dated December 27, 2005 and December 29, 2005 and the two renewed asset management agreements dated December 30, 2008 represents less than 2.5% of the applicable percentage ratios, as defined in the HKSE Listing Rules, each of the agreements is subject to reporting, announcement and annual review requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing the above agreements on December 30, 2005 and December 30, 2008. For the asset management agreement between us and AMC, we made an announcement on December 20, 2007 regarding the adjustment of annual caps for 2007 and 2008. For the asset management agreement between CLIC and AMC, we made an announcement on March 25, 2008 regarding payments in excess of the cap for 2007 and revision of the cap for 2008. The property leasing agreement dated January 4, 2007, the amendment agreement to the property leasing agreement dated January 8, 2008 and the agreement for the assignment of rights and obligations under property leasing agreement dated November 28, 2008 are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules.

On May 7, 2008, we entered into a capital injection agreement with China Life Pension. On May 23, 2008, we entered into a capital injection agreement with CLPCIC. On February 9, 2009, we entered into a capital injection agreement with AMC. Pursuant to the HKSE Listing Rules requirements, these connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing the above agreements on May 7, 2008, May 23, 2008 and February 9, 2009, respectively.

Figures for the year ended December 31, 2008

The aggregate value of each of the transactions contemplated under the policy management agreement and the asset management agreements for the year ended December 31, 2008 is set out below:

Connected Transactions	The aggregate value for the year ended December 31, 2008
(RMB in millions)
1. Policy management agreement	1,298
2. Asset management agreement
(a) between CLIC and AMC	243
(b) between AMC and us	362

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

Non-Competition Agreement

We entered into a non-competition agreement with CLIC on September 30, 2003 pursuant to which CLIC undertook that during the term of the agreement, unless we otherwise consent in writing in advance, it will not, and it will use its best efforts to procure its subsidiaries and affiliates not to, directly or indirectly, participate, operate or engage in any life, accident or health insurance or other businesses in China which may compete with our insurance businesses. Before entering into the share subscription agreement in connection with the formation of a property and casualty insurance joint stock company on March 13, 2006, as described below, we consented in writing that CLIC may engage in accident and short-term health businesses indirectly through a property and casualty joint venture with us. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business, and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. The non-competition agreement allows CLIC to continue its business under the non-transferred policies.

In addition, CLIC currently holds a 51% interest in China Life-CMG Life Assurance Company Ltd., a Sino-foreign joint venture with CMG, an Australian insurance company. The joint venture is registered in Shanghai, China and engaged in the business of life insurance and related reinsurance in Shanghai. CLIC agreed to dispose of all of its interests in this joint venture to third parties or eliminate any competition between China Life - CMG Life Assurance Company Ltd. and us within three years of our listing on the HKSE. As of the date of this annual report, the transfer of CLIC’s equity interest in this joint venture was still ongoing.

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

We entered into three negotiated deposit agreements with GDB in April 2007, December 2007 and September 2008 respectively. Under the agreement entered into in April 2007, we agreed to deposit in GDB a total of RMB3,000 million (US$440 million) for a term of 61 months. The annual interest rate will be determined based on the interest rate on one-year term deposits announced by the PBOC. When the interest rate on one-year term deposits announced by PBOC is at or lower than 2.79%, the annual interest rate applicable to our deposits will be fixed at 4.41%. When the interest rate on one-year term deposits announced by the PBOC is higher than 2.79%, the annual interest rate applicable to our deposits will be the interest rate on one-year term deposits announced by the PBOC plus 1.62%. Under the agreement entered into in December 2007, we agreed to deposit in GDB a total of RMB3,000 million (US$440 million) for a term of 61 months. The annual interest rate applicable to our deposits will be the interest rate on one-year term deposits announced by the PBOC plus 1.62% provided that, in any event, the annual interest rate will not be lower than 4.50%. The currently applicable annual interest rate under this agreement is 5.76%. The interest payable on the deposits is paid annually. Under the agreement entered into in September 2008, we agreed to deposit in GDB a total of RMB1,000 million (US$147 million) for a term of 61 months. The annual interest rate applicable to our deposits will be the interest rate on one-year term deposits announced by the PBOC plus 1.7% provided that, in any event, the annual interest rate will not be lower than 4.50%. The currently applicable annual interest rate under this agreement is 5.84%. The interest payable on the deposits is paid annually.

We entered into an individual bancassurance products cooperation agreement with GDB in April 2007, pursuant to which GDB will sell our individual insurance products suitable for sale through banks. Under this agreement, GDB will act as an intermediary to sell our individual insurance products and will also act on our behalf to receive premiums and pay insurance benefits. In return, we will pay GDB commission fees including: (i) a monthly commission fee for sales by GDB as an intermediary, calculated on a monthly basis, by multiplying the total premiums received and a fixed commission rate, which ranges from 2.0% to 25%; and (ii) a monthly commission fee for acting on our behalf to receive premiums and pay insurance benefits, calculated on a monthly basis, by multiplying the number of policies handled by GDB and a fixed commission fee which is not more than RMB1 per policy. The commission fees will be paid monthly. The term of this agreement is five years.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal and Regulatory Proceedings

Class Action Litigations

In 2004, China Life and certain of its former directors were sued in putative class action lawsuits filed in the United States District Court for the Southern District of New York (the “New York Southern District Court”). The lawsuits were consolidated as In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). The consolidated amended complaint in the lawsuit, filed on January 19, 2005, named China Life, Wang Xianzhang (former director), Miao Fuchun (former director) and Wu Yan (former director) as defendants, and alleged that they violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. China Life vigorously contested the lawsuit, including by filing motions seeking dismissal of the complaints. On September 3, 2008, the New York Southern District Court found that the plaintiffs’ claims lacked merit and dismissed the complaint. The plaintiffs initially notified the United States Court of Appeals for the Second Circuit of their intention to appeal the New York Southern District Court’s decision. However, on January 8, 2009, the plaintiffs voluntarily withdrew that appeal, thus making the New York Southern District Court’s dismissal of their claims final.

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 25, 2009 to propose for approval at the annual general meeting, of the declaration of final dividends of RMB0.23 per share, totaling approximately RMB6,501 million (US$953 million), for the year ended December 31, 2008. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2008.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2008 will depend on:

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

We declared no dividends in respect of 2004 and paid dividends of RMB0.05 per share in respect of 2005, RMB0.14 per share in respect of 2006 and RMB0.42 per share in respect of 2007. Our board of directors has recommended the declaration of final dividends of RMB0.23 per share in respect of 2008. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

SIGNIFICANT CHANGES

See “Item 8. Financial Information—Legal and Regulatory Proceedings—Class Action Litigations.

EMBEDDED VALUE

Background

China Life prepares financial statements to public investors in accordance with HKFRS. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

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

The values shown below do not consider the future financial effect of the Policy Management Agreement between CLIC and China Life, the Non-competition Agreement between CLIC and China Life, the Trademark License Agreement between CLIC and China Life and the Property Leasing Agreement Between CLIC and China Life, nor the future financial impact of transactions of China Life with AMC, China Life Pension and CLPCIC.

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

•

Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other assets and liabilities.

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

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.25 % in 2008 and grading to 5.5% in 2013 (remaining level thereafter). An average of 18% in 2008, grading to 12% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These returns and tax exempt assumptions are based on our long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Preparation

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The Tillinghast insurance consulting business of Towers Perrin (“Towers Perrin”), an international firm of consulting actuaries performed a review of China Life’s embedded value. The review statement from Towers Perrin is contained in the “Embedded Value Review Statement” section.

Summary of Results

The embedded value as at December 31, 2008, the value of one year’s sales for the 12 months to December 31, 2008 and their corresponding numbers in 2007 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

Item		2008	2007
A	Adjusted Net Worth	137,816	168,175
B	Value of In-Force Business before Cost of Solvency Margin	122,898	100,659
C	Cost of Solvency Margin	(20,626)	(16,266)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	102,271	84,393
E	Embedded Value (A + D)	240,087	252,568
F	Value of One Year’s Sales before Cost of Solvency Margin	17,528	14,578
G	Cost of Solvency Margin	(3,604)	(2,531)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	13,924	12,047

Note: Numbers may not be additive due to rounding.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the fiscal year ended December 31, 2008.

Table 2

Analysis of Embedded Value Movement in 2008 (RMB million)

Item		RMB Million
A	Embedded Value at Start of Year	252,568
B	Expected Return on Embedded Value	18,494
C	Value of New Business in the Period	13,924
D	Operating Experience Variance	(1,527)
E	Investment Experience Variance	(33,651)
F	Methodology, Model and Assumption Changes	(1,631)
G	Market Value Adjustment	4,897
H	Exchange Gains or Losses	(905)
I	Shareholder Dividend Distribution	(11,873)
J	Other	(209)
K	Embedded Value as at December 31, 2008 (sum A through J)	240,087

Notes:	1) Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2008 plus the expected return on investments supporting the 2008 opening net worth.

C	Value of new business sales in 2008.

D	Reflects the difference between actual 2008 experience (including lapse, mortality, morbidity, expense, etc.) and the assumptions.

E	Compares actual with expected investment returns during 2008.

F	Reflects the effect of projection method enhancements, model and assumption revisions.

G	Change in the market value adjustment from the beginning of year 2008 to the end of the year 2008.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2008.

J	Other miscellaneous items.

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	Value of In-force Business after Cost of Solvency Margin	Value of One Year’s Sales after Cost of Solvency Margin
Base case scenario	102,271	13,924
Risk discount rate of 11.5%	96,505	13,061
Risk discount rate of 10.5%	108,493	14,855
10% increase in investment return	122,135	16,484
10% decrease in investment return	82,417	11,366
10% increase in expenses	100,472	12,400
10% decrease in expenses	104,070	15,448
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	100,952	13,783
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	103,965	14,066
10% increase in lapse rates	100,841	13,671
10% decrease in lapse rates	103,776	14,192
10% increase in morbidity rates	100,692	13,757
10% decrease in morbidity rates	103,864	14,091
Solvency margin at 150% of statutory minimum	92,307	12,101
10% increase in claim ratio of short term business	102,024	13,421
10% decrease in claim ratio of short term business	102,519	14,426
VNB under 2007 Assumptions	—	14,424

Embedded Value Review Statement

To:

The Directors

China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has engaged the Tillinghast insurance consulting business of Towers Perrin (“Towers Perrin”) to review China Life’s embedded value as at December 31, 2008 and the value of one year’s sales in respect of business written in the 12 months to December 31, 2008.

Towers Perrin’s scope of work covered:

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

Based on this review, Towers Perrin has concluded that, in preparing the embedded value and value of one year’s sales as at December 31, 2008:

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

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	the results of China Life’s calculations have been determined in a manner consistent with the methodology and assumptions described above.

Towers Perrin’s opinion has relied on the general accuracy of audited and unaudited data and information provided by China Life.

Tillinghast insurance consulting business of Towers Perrin

Adrian Liu, FIAA	Lawrence Lee, FSA
Title: General Manager	Title: Consultant
March 18, 2009

ITEM 9.	THE OFFER AND LISTING.

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows:

	Price per H Share (HK$)		Price per ADS(1) (US$)		Price per A share (RMB)
	High	Low	High	Low	High		Low
Annual
2004	6.5500	3.8500	12.96	7.49	—		—
2005	6.9000	4.8500	13.49	9.45	—		—
2006	27.2000	7.0500	52.18	13.76	—		—
2007	52.0000	19.2600	106.56	36.70	75.0800	(2)	32.0400	(2)
2008	39.8500	16.7000	76.75	33.57	58.9700		18.1500
Quarterly
First Quarter, 2007	28.3000	19.2600	55.75	36.70	46.8600	(2)	32.0400	(2)
Second Quarter, 2007	28.9500	22.4000	55.37	43.20	44.9100		33.9600
Third Quarter, 2007	44.6500	27.6000	86.22	52.55	62.4100		39.2800
Fourth Quarter, 2007	52.0000	39.0000	106.56	74.03	75.0800		52.9000
First Quarter, 2008	39.8500	25.1500	76.75	50.00	58.9700		26.7100
Second Quarter, 2008	35.3500	27.2000	68.35	52.18	36.5900		23.9200
Third Quarter, 2008	30.4000	25.4000	59.09	48.79	27.6400		18.9700
Fourth Quarter, 2008	29.5000	16.7000	57.00	33.57	23.7900		18.1500
First Quarter, 2009	26.4500	19.9000	51.56	38.34	24.0300		18.6700
Monthly
October 2008	29.5000	16.7000	57.00	33.57	23.7900		18.3900
November 2008	22.5000	19.0000	43.50	34.28	21.5900		18.5700
December 2008	25.5000	19.6000	49.38	37.59	21.2000		18.1500
January 2009	25.6000	19.9000	49.90	38.34	20.2900		18.6700
February 2009	23.8000	20.4000	47.13	39.72	24.0300		19.9600
March 2009	26.4500	20.7000	51.56	39.33	22.9900		19.7800
April 2009 (through April 24, 2009)	28.2500	25.5000	55.82	50.10	25.3900		22.6400

(1)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.

(2)	From the date of listing: January 9, 2007.

ITEM 10.	ADDITIONAL INFORMATION.

SHARE CAPITAL

Not applicable.

ARTICLES OF ASSOCIATION

Our current articles of association were amended at the first extraordinary shareholders’ general meeting of 2008 held on October 27, 2008 and approved by the CIRC on December 31, 2008. The amendment addressed, among others, the following aspects:

•	regulations on the functions and powers of shareholders’ general meetings;

•	regulations on the election and appointment of directors, supervisors, president and other senior management;

•	regulations on the rights and obligations of shareholders, directors, supervisors, president, vice-president and other senior management;

•	provisions in relation to the working rules of the president and rules and procedures of the shareholders’ general meetings, board meetings and supervisory committee meetings;

•	provisions in relation to profit distribution and preparation of financial and accounting reports; and

•	provisions in relation to procedures for amendment of the articles of association.

Our current articles of association are proposed to be further amended at the shareholders’ annual general meeting to be held on May 25, 2009. Such amendment is subject to approval by the CIRC and concerns (including but not limited to) the following items:

•	Revisions to the communication methods for shareholders under the articles of association in accordance with relevant rules of the Hong Kong Stock Exchange and PRC laws and regulations;

•	Revisions to provisions relating to our liquidation in accordance with relevant requirements by PRC insurance law and the CIRC;

•

Management of related-party transactions, information disclosure, internal control compliance and anti-money laundering, which are required by the CIRC to be included in the articles of association; and

•	Policies regarding cash dividends, which are required by the CSRC to be specified in the articles of association.

It is proposed that a special resolution be passed at the shareholders’ annual general meeting to be held on May 25, 2009 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.

We are organized under the PRC company law as a joint stock company. We are registered with the SAIC in Beijing, China and our business license carries the registration number 1000001003796.

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

Our share capital consists of A shares and H shares, including the H shares represented by ADSs. They are all ordinary shares in our share capital. The par value of both our A shares and H shares is RMB1.00 per share. A shares are the RMB ordinary shares that are listed on the SSE, and may only be subscribed for by, and traded among, legal or natural persons of the PRC and certain qualified foreign institutional investors, and must be subscribed for and traded in Renminbi. We must pay all dividends on A shares in Renminbi. H shares are “overseas listed foreign-invested shares” that have been admitted for listing on the Hong Kong Stock Exchange, the par value of which is denominated in Renminbi, and that are subscribed for and traded in Hong Kong dollars by and among investors of Hong Kong, Macau, Taiwan and any country other than the PRC. H shares may also be listed on a stock exchange in the United States in the form of American depositary shares evidenced by American depositary receipts.

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

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2006 by the CSRC. Any amendment to the relevant mandatory provisions will only become effective after approval by the relevant governmental departments authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

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

We may only distribute dividends after allowance has been made for:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax income; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the solvency margin required by the CIRC, we will be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

Voting Rights and Shareholders’ Meetings

Our board of directors will convene a shareholders’ annual general meeting once every year within six months from the end of the preceding fiscal year. Our board of directors must convene an interim meeting within two months of the occurrence of any of the following events:

•	where the number of directors is less than the number stipulated in the PRC company law or two-thirds of the number specified in our articles of association;

•	where our unrecovered losses reach one-third of the total amount of our share capital;

•	where shareholders, individually or jointly, holding 10% or more of our issued and outstanding voting shares so request in writing;

•	whenever our board of directors deems necessary, or more than half of directors (including at least two independent directors) or our board of supervisors so requests; or

•	any other event as maybe provided by applicable laws, rules, regulations or our articles of association.

All shareholders’ meetings must be convened by our board of directors by written notice given to shareholders no less than 45 days before the meeting. Shareholders holding at least one-half of our total voting shares will constitute a quorum for a shareholders’ meeting. If a quorum is not reached, we are required to notify our shareholders within five days by public announcement of the agenda, the date and the venue of the adjourned meeting. After the notice, we may conduct the shareholders’ meeting. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that shareholders’ meeting.

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

Shareholders are entitled to attend and vote at meetings either in person or by proxy. Proxies must be in writing and deposited at our legal address or such other place as is specified in the meeting notice, no less than 24 hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the relevant resolution.

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

•	amendments to our articles of association;

•	amendment of shareholders’ rights of any class of shares;

•	purchase or sale within any single year of any material assets exceeding 30% of our latest audited total assets;

•	any equity-based incentive plan; and

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

Information Rights

Our shareholders may, subject to reasonable fees and costs, obtain a copy of our articles of association and inspect and copy all parts of our register of shareholders, personal particulars of the directors, supervisors, president and other senior officers, reports on the state of our share capital, reports showing the aggregate par value, highest and lowest price paid in respect of each class of shares repurchased by us since the end of the last accounting year and the aggregate amount paid by us for this purpose, minutes of shareholders’ general meetings, and counterfoils of company debt securities, resolutions of board meetings, resolutions of board of supervisors.

Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, no less than 21 days before the date of the shareholders’ annual general meeting and within four months upon the ending of the relevant financial period (for the fiscal period ending before December 31, 2010, within four months upon the ending of relevant fiscal year; for the fiscal period ending on or after December 31, 2010, within three months upon the ending of relevant fiscal year) our audited financial statements for each fiscal year, together with the auditor’s report as required by the Hong Kong Stock Exchange Listing Rules relating to that fiscal year. These and any interim financial statements must be prepared in accordance with PRC accounting standards and, for so long as our H shares are listed on the Hong Kong Stock Exchange, in accordance with either Hong Kong accounting standards or HKFRS. The financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.

The Hong Kong Stock Exchange Listing Rules also require us to publish an interim report within three months after the end of the first 6 months of each fiscal year (for semi-fiscal period ending before June 30, 2010, within three months upon the ending of the six-month period; for semi-fiscal period ending on or after June 30, 2010, within two months upon the ending of the six-month period). Further, a preliminary announcement of such interim report is required to be published on the HKSE’s website the next business day after such report is approved by our board of directors and at least 30 minutes before the opening of the morning trading session or any pre-market trading session (whichever is earlier) on such day. A copy of such interim report is also required to be sent to every shareholder as soon as reasonably practicable after such publication.

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

It is proposed that a special resolution be passed at the shareholders’ annual general meeting to be held on May 25, 2009 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.

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

Restrictions on Ownership

No individual legal entity or other organization (including any associated party thereof) that invests in an insurance company, other than an insurance holding company or an insurance company approved by the CIRC, may hold in excess of 20% of the shares in the insurance company. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

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

Board of Directors

Our non-employee directors are elected by our shareholders at shareholders’ general meetings, and employee directors are elected by our employees or other democratic means at the employee representative conference. Directors are elected for a term of three years and may serve consecutive terms if re-elected.

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

If directors, supervisors or officers are found to have misappropriated our company’s assets or misused their position for personal gain, the PRC company law provides that any misappropriated or misused property be returned and any illegal proceeds received by such director, supervisor or officer be confiscated, and allows us to impose punishment on them. In serious cases, criminal liability may also be imposed. According to our articles of association, our shareholders may bring a derivative suit against any director, supervisor or officer who has breached his fiduciary duties. Most disputes between H shareholders and directors, supervisors and officers are required to be resolved by final and binding arbitration.

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

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) minimum paid-in capital of no less than RMB5 million, (2) a board of directors of not fewer than five and not more than 19 members, and (3) a board of supervisors of not fewer than three members.

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

•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;

•	proposing the holding of extraordinary shareholders’ meetings;

•	proposing new items to be inserted in the agenda of the shareholders’ meeting;

•	bringing lawsuits against directors or members of senior management, if they violate laws, regulations or articles of association of the company; and

•	exercising and performing other powers and functions provided for in the company’s articles of association.

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

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any shareholder opposing such an amalgamation or business combination may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding one-third of the total fixed assets of the company requires the approval of at least one third of shareholders at the meeting where a quorum presents.

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

Delaware law permits any shareholder of a Delaware corporation to examine or obtain copies of or extracts from the corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC and GDB.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Until July 20, 2005, the PBOC had been setting and publishing daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The PBOC also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the SAFE and other relevant authorities.

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

Enterprises. According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, and the Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises, issued by the SAT on November 6, 2008, resident enterprises in China are required to, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding Overseas Shares including H-shares and ADSs of the enterprises, withhold enterprise income tax for such dividends at a tax rate of 10%. Non-resident enterprises holding H-shares of any resident enterprise can, after receiving dividends due to them, apply for preferential tax treatment with competent tax authorities in accordance with tax treaties.

Tax treaties. Investors who do not reside in China and reside in countries that have entered into treaties for the avoidance of double-taxation with China may be entitled to a reduction of the withholding tax imposed on the payment of dividends to our investors who do not reside in China. China currently has treaties for the avoidance of double-taxation with a number of other countries, which include Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

Under the treaty between China and the United States, the China-US Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of the dividend. It is arguable that under the China-US Treaty, China may only tax gains from the sale or disposition by an Eligible U.S. Holder of H shares representing an interest in us of 25% or more, but this position is uncertain and the Chinese authorities may take a different position. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the China-US Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-US Treaty with respect to income and gains derived in connection with the H shares.

Taxation of Capital Gains

According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, capital gains realized by foreign enterprises which have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to enterprise income tax at the rate of 10% with respect to the gains realized within China. However, according to the Tax Notice, net gains realized by a foreign enterprise by transferring Overseas Shares including H shares and ADSs issued by Chinese enterprise but held by such foreign enterprise’s organizations and spaces that are not established within China, are not subject to income tax at the moment.

On February 22, 2008, the Ministry of Finance and the SAT issued the Circular on Preferential Tax Policies Regarding Enterprise Income Tax which states that all preferential policies on enterprise income tax implemented before January 1, 2008 are repealed except those expressly specified preferential policies. The Tax Notice is not part of the preferential tax policies defined under the aforesaid circular issued by the Ministry of Finance and the SAT.

According to the Interim Administrative Measures on the Source Withholding of Income Tax of Non-resident Enterprise issued by the SAT on January 9, 2009, where both parties to an equity transfer transaction are non-resident enterprises and where the transfer occurs outside of China, the non-resident enterprise receiving income shall pay taxes to the tax authority in the locality of the resident enterprise whose equity was transferred, either directly or by a representative. The resident enterprise whose equity was transferred shall assist the tax authority with the collection of taxes from the non-resident enterprise.

According to the Tax Notice, individual holders of Overseas Shares, such as H shares and ADSs, are tentatively not subject to capital gain tax for the net income of transfer of the overseas shares issued by enterprises in the PRC.

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

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held for long-term investment purpose.

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

The U.S. dollar value of any distribution made by us in Hong Kong dollars (or other currency that is not the U.S. dollar, or a “foreign currency”), should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by JPMorgan Chase Bank, N.A., as depositary, in the case of ADSs, or by the U.S. Holder, in the case of H shares held directly by such U.S. Holder regardless of whether the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt. If the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Hong Kong dollars (or such other foreign currency) are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

As described above under “—The People’s Republic of China—Taxation of Dividends”, under current practice, Chinese withholding tax is not collected from dividends paid with respect to overseas shares; such as H shares and ADSs, to a recipient who is an individual who is not a resident of China. If the U.S. Holder is a non-resident enterprise, or if in the future, Chinese withholding tax were to be collected from dividends paid to non-resident individuals on H shares or ADSs, such U.S. Holders may be entitled, at its option, to either a deduction or a tax credit for the amount paid or withheld. There are significant and complex limitations that apply to foreign tax credits. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

A U.S. Holder that is a non-resident enterprise may be subject to Chinese tax on the gain realized upon the sale or other disposition of H shares or ADS. See “Item 10. Additional Information—Taxation—The People’s Republic of China—Taxation of Capital Gains” above. Holders should consult their own tax advisers concerning their ability to credit such Chinese taxes against their U.S. federal income tax liability in their particular situation.

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

Under a statutory exception, these rules do not apply if less than 20% of the non-U.S. corporation’s insurance income is RPII or if less than 25% of the non-U.S. corporation’s stock is owned by U.S. shareholders. Because CLIC holds approximately 68.37% of our share capital, and because we do not offer or intend to offer our products and services in the United States, it is highly unlikely that the RPII rules will apply. If more of our shares are sold to the public in the future, it is possible that such rules could apply at a later date.

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

We believe that we were in 2008, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2008, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income and assets should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

For the years ended December 31, 2008 and 2007, the investment yield was 4.96% and 5.76%, respectively. Traditional insurance policies with an investment component and investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2008 and 2007.

	Expected Maturity Date
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	28,308	3,225	54,542	8,842	18,883	422,989	536,789	553,272
Average interest rate	4.25%	4.50%	4.59%	4.41%	4.63%	4.47%	4.47%
in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Variable rate bonds in RMB	3,600	3,849	1,857	1,235	6,568	11,347	28,456	28,641
Average interest rate	6.06%	5.09%	4.86%	5.04%	4.87%	4.90%	5.07%
in US$	—	854	—	—	2,050	—	2,904	2,905
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

Term deposits (excluding structured deposits) in RMB	59,700	18,080	19,200	39,400	78,367	5,699	220,446	220,446
Average interest rate	3.95%	4.13%	4.34%	3.79%	4.06%	3.97%	4.01%
in US$	4,921	—	—	—	—	—	4,921	4,921
Average interest rate	6.00%	—	—	—	—	—	6.00%

Structured deposits(1) in US$	—	—	—	273	—	2,632	2,905	2,887
Average interest rate	—	—	—	3.65%	—	8.09%	7.67%

Liabilities
Securities sold under agreements to repurchase	11,390	—	—	—	—	—	11,390	11,390
Average interest rate	1.14%	—	—	—	—	—	1.14%
Long-term investment type insurance contracts (excluding universal life contracts)	41,220	31,588	48,566	48,910	121,255	59,435	350,974	336,021
Average interest rate	2.01%	2.93%	2.97%	2.92%	2.82%	3.36%	2.87%
Investment contracts	2,258	947	1,088	783	1,274	46,879	53,229	51,212
Average interest rate	2.31%	2.15%	1.58%	2.50%	2.50%	2.47%	2.44%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
As of December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds in RMB	3,477	22,257	4,181	26,336	8,769	351,885	416,905	412,631
Average interest rate	4.11%	4.35%	4.31%	4.40%	4.31%	4.30%	4.31%
in US$	15	—	—	—	—	—	15	15
Average interest rate	3.65%	—	—	—	—	—	3.65%
Variable rate bonds in RMB	16	3,600	4,417	1,404	854	6,770	17,061	17,221
Average interest rate	3.62%	5.97%	6.29%	4.89%	4.84%	4.79%	5.44%
in US$	—	—	913	—	—	2,191	3,104	3,104
Average interest rate	—	—	5.75%	—	—	5.94%	5.89%

Term deposits (excluding structured deposits) in RMB	46,487	41,200	6,380	4,500	41,000	24,462	164,029	164,029
Average interest rate	5.38%	6.00%	5.99%	4.33%	5.47%	5.73%	5.60%
in US$	219	—	—	—	—	—	219	219
Average interest rate	4.11%	—	—	—	—	—	4.11%

Structured deposits(1) in US$	—	—	—	—	292	4,054	4,346	4,281
Average interest rate	—	—	—	—	5.55%	8.01%	7.85%

Securities purchased under agreements to resell in RMB	5,053	—	—	—	—	—	5,053	5,053
Average interest rate	2.44%	—	—	—	—	—	2.44%

Liabilities
Securities sold under agreements to repurchase	100	—	—	—	—	—	100	100
Average interest rate	2.01%	—	—	—	—	—	2.01%
Long-term investment type insurance contracts (excluding universal life contracts)	55,448	41,294	33,170	50,606	50,744	51,383	282,645	271,523
Average interest rate	2.00%	2.01%	2.91%	2.96%	2.90%	3.13%	2.65%
Investment contracts	4,053	900	1,134	677	1,257	43,281	51,302	41,866
Average interest rate	2.34%	2.08%	1.96%	2.54%	2.53%	2.55%	2.51%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2008 and 2007.

	As of December 31,
	2007		2008
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	195,147	195,147	75,082	75,082
Financial assets at fair value through income (held-for-trading)	19,014	19,014	6,363	6,363
Available-for-sale	176,133	176,133	68,719	68,719

A hypothetical 10% decline in the December 31, 2007 and 2008 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB17,613 million and RMB6,872 million, respectively.

A hypothetical 10% decline in the December 31, 2007 and 2008 value of the financial assets at fair value through income equity securities would result in a charge to the income statement of approximately RMB1,901 million and RMB636 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB907 million (US$133 million) foreign exchange losses for the year ended December 31, 2008, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2008 and 2007.

	Expected Maturity Date
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

Term deposits (excluding structured deposits)
in US$	720	—	—	—	—	—	720	720
Average interest rate	6.00%	—	—	—	—	—	6.00%

Structured deposits(1)
in US$	—	—	—	274	—	2,631	2,905	425
Average interest rate	—	—	—	3.65%	—	8.09%	7.67%

Cash and Cash equivalents
in US$	1,205	—	—	—	—	—	1,205	1,205
Average interest rate	3.57%	—	—	—	—	—	3.57%

in HK$	579	—	—	—	—	—	579	579
Average interest rate	0.10%	—	—	—	—	—	0.10%

	Expected Maturity Date
As of December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	2	—	125	—	—	300	427	427
Average interest rate	3.65%	—	5.75%	—	—	5.94%	5.87%

Term deposits (excluding structured deposits)
in US$	30	—	—	—	—	—	30	30
Average interest rate	4.11%	—	—	—	—	—	4.11%

Structured deposits(1)
in US$	—	—	—	—	40	555	595	586
Average interest rate	—	—	—	—	5.55%	8.01%	7.85%

Cash and Cash equivalents
in US$	937	—	—	—	—	—	937	937
Average interest rate	5.29%	—	—	—	—	—	5.29%

in HK$	48	—	—	—	—	—	48	48
Average interest rate	1.67%	—	—	—	—	—	1.67%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$250 million in H shares of China Construction Bank Corporation at its initial public offering in 2005, a portion of which was sold early 2006. We invested approximately HK$1.175 billion in H shares of Bank of China Limited in its initial public offering in May 2006, approximately RMB3,252 million (US$417 million) in the targeted offering of CITIC Securities Co., Ltd. in June 2006, approximately HK$2 billion in H shares of Industrial and Commercial Bank of China Limited in its initial public offering in October 2006 and approximately US$433 million and RMB2,282 million (US$292 million) in Guangdong Development Bank in December 2006. During the year of 2007, we used approximately US$126 million for investments in H shares of China Molybdenum Co., Ltd, China CITIC Bank Corporation, China National Materials Company Limited and China Dongxiang (Group) Co., Ltd. during their initial public offerings in 2007. We used approximately US$264 million for investments in shares of Visa Inc. and approximately US$80 million for investments in H shares of China Railway Construction Company Limited and China South Locomotive & Rolling Stock Corporation Limited during their initial public offerings in 2008.

ITEM 15.	CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2008.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2008.

The Group’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-2 of this annual report, which expresses an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Group’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Ngai Wai Fung qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Ngai is “independent” in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Ngai was appointed as an independent non-executive director and a member of the audit committee of our company in December 2006. For Mr. Ngai’s biographical information, see “Item 6. Directors, Senior Management and Employees.”

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2008 and 2007.

	Audit Fees		Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2008	64	(1)	—	—	—
2007	66	(1)	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life and its subsidiaries.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2008, China Life and its subsidiaries have not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

Item 16G.	CORPORATE GOVERNANCE.

As a Chinese company with H shares, ADSs and A shares publicly traded on the HKSE, the NYSE and the SSE, respectively, we must comply with the corporate governance standards provided by PRC company law and other laws, as well as the securities laws and regulations in Hong Kong, United States and the listing requirements of the HKSE, the NYSE and the SSE that are applicable to us. The description set forth below includes, for purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

Board Independence

We identify our independent non-executive directors in accordance with the qualifications provided by relevant PRC and Hong Kong regulations, which prohibit independent directors from having, among other things, specified interests in our securities or business, relationships with the management and financial dependence on us. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the HKSE Listing Rules, each independent non-executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must make a public announcement of the director’s independence and commitment to duties.

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As at December 31, 2008, the board of directors comprised thirteen directors, including four executive directors, three non-executive directors and six independent non-executive directors.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. We are not required by PRC or Hong Kong laws or requirements on mandatory basis to hold, and did not hold, such sessions in the year 2008.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review and recommendation of the nomination of our directors and senior officers, as well as the formulation of training and remuneration policy for our senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In the year of 2008, our nominating and remuneration committee comprised two independent non-executive directors and two non-executive directors with one of the independent non-executive directors served as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

Audit Committee

The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, we are required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, but is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The audit committee is mainly responsible for the review and supervision of our financial reporting procedures, internal control systems, risk management procedures and compliance matters.

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that addresses specified key subjects. We are not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, we address several of the key subjects required by the NYSE Listed Company Manual to be included in the corporate governance guidelines in its articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate documents.

In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, the provisions of the Code, which sets out the principles of good corporate governance for issuers. However, we should disclose the reasons for deviation, if any, in its interim and annual reports.

We are required by the China Securities Regulatory Commission (“CSRC”) to disclose in its annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between its actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in its annual report for year 2008 filed with the CSRC that it had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between our actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. We have disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for fiscal year ended December 31, 2004 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company shall not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving such company. During his/her tenure at the company, he/she shall file for record in advance any proposed transaction in the shares of the company with the Shanghai Stock Exchange in accordance with the relevant rules and regulations. In case of changes in shareholdings in the company, he/she shall report such changes on a timely basis to the company, which shall then make relevant announcements on the website of the Shanghai Stock Exchange.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt(3)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

4.6	Property Leasing Agreement(6)

4.7	Non-Competition Agreement(1)

4.8	Confirmation Letter to Renew Policy Management Agreement

4.9	Agreement for Assignment of Rights and Obligations under Property Leasing Agreement

4.10	Capital Injection Agreement between China Life Insurance Company Limited and China Life Pension Insurance Company Limited

4.11	Capital Injection Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

4.12	Capital Injection Agreement among China Life Insurance Company Limited, China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(4)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

(3)	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 18, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Wan Feng
Name: Wan Feng Title: President and Executive Director

Date: April 28, 2009

EXHIBIT INDEX

No.	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt(3)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Insurance Asset Management Company Limited

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

4.6	Property Leasing Agreement(6)

4.7	Non-Competition Agreement(1)

4.8	Confirmation Letter to Renew Policy Management Agreement

4.9	Agreement for Assignment of Rights and Obligations under Property Leasing Agreement

4.10	Capital Injection Agreement between China Life Insurance Company Limited and China Life Pension Insurance Company Limited

4.11	Capital Injection Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

4.12	Capital Injection Agreement among China Life Insurance Company Limited, China Life Insurance (Group) Company and China Life Insurance Asset Management Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(4)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-110622), filed with the Commission on December 9, 2003.

(3)	Incorporated by reference to the post-effective Amendment to the Registration Statement on Form 6 (File No. 333-110622), filed with the Commission on December 14, 2006.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Commission on May 18, 2007.

CHINA LIFE INSURANCE COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter—“the Group”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the 2008 Annual Report to shareholders. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

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

PricewaterhouseCoopers

Hong Kong, March 25, 2009

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2008

	Note	As at December 31, 2008	As at December 31, 2007
		RMB million	RMB million
ASSETS
Property, plant and equipment	6	18,151	16,771
Deferred policy acquisition costs (“DAC”)	7	58,268	40,851
Investments in associates	8	8,176	6,450
Financial assets
Debt securities		575,885	443,181
—held-to-maturity securities	9.1	211,929	195,703
—available-for-sale securities	9.2	356,220	241,382
—at fair value through income (held-for-trading)	9.3	7,736	6,096
Equity securities		75,082	195,147
—available-for-sale securities	9.2	68,719	176,133
—at fair value through income (held-for-trading)	9.3	6,363	19,014
Term deposits	9.5	228,272	168,594
Statutory deposits-restricted	9.6	6,153	5,773
Loans	9.7	17,926	7,144
Securities purchased under agreements to resell	9.8	—	5,053
Accrued investment income	9.9	13,149	9,857
Premiums receivables	11	6,433	6,218
Reinsurance assets	12	963	966
Other assets	13	2,285	2,382
Cash and cash equivalents		34,085	25,317

Total Assets		1,044,828	933,704

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED BALANCE SHEET—(CONTINUED)

AS AT DECEMBER 31, 2008

	Note	As at December 31, 2008	As at December 31, 2007
		RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	273,474	218,165
Long-term investment type insurance contracts	14	362,241	284,588
Short-term insurance contracts
—reserves for claims and claim adjustment expenses	14	2,629	2,391
—unearned premium reserves	14	6,265	5,728
Deferred income	15	74,487	48,308
Financial Liabilities
Investment contracts
—with Discretionary Participation Feature (“DPF”)	16	51,713	49,068
—without DPF	16	1,516	2,234
Securities sold under agreements to repurchase	17	11,390	100
Policyholder dividends payable		24,358	58,344
Annuity and other insurance balances payable		28,986	14,111
Premiums received in advance		1,811	2,201
Other liabilities	18	9,882	8,870
Deferred tax liabilities	25	12,569	24,786
Current income tax liabilities		1,668	8,312
Statutory insurance fund	19	266	122

Total liabilities		863,255	727,328

Shareholders’ equity
Share capital	30	28,265	28,265
Reserves	31	85,378	114,825
Retained earnings		67,006	62,410

Total shareholders’ equity		180,649	205,500

Minority interest		924	876

Total equity		181,573	206,376

Total liabilities and equity		1,044,828	933,704

Approved and authorized for issue by the Board of Directors on March 25, 2009

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2008

	Note	2008		2007		2006
		RMB million		RMB million		RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2008: RMB134,849 million, 2007: RMB111,286 million, 2006: RMB98,840.)			135,325		111,886		99,417
Less: premiums ceded to reinsurers			(156)		(85)		(140)

Net written premiums and policy fees			135,169		111,801		99,277
Net change in unearned premium reserves			(519)		(397)		(430)

Net premiums earned and policy fees			134,650		111,404		98,847

Net investment income	20		44,050		44,020		24,942
Net realized gains/(losses) on financial assets	21		(6,516)		15,385		1,595
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	22		(7,296)		18,843		20,044
Other income			1,923		1,720		1,883

Total revenues			166,811		191,372		147,311

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23		(17,777)		(17,430)		(10,797)
Accident and health claims and claim adjustment expenses	23		(7,553)		(6,343)		(6,999)
Increase in long-term traditional insurance contracts liabilities	23		(55,281)		(45,334)		(44,238)
Interest credited to long-term investment type insurance contracts	23		(9,212)		(7,181)		(6,386)
Interest credited to investment contracts			(1,358)		(1,138)		(996)
Increase in deferred income			(21,139)		(9,859)		(11,607)
Policyholder dividends resulting from participation in profits			(2,492)		(29,251)		(17,617)
Amortization of deferred policy acquisition costs	7		(11,784)		(13,461)		(10,259)
Underwriting and policy acquisition costs			(3,394)		(2,725)		(2,415)
Administrative expenses			(12,110)		(11,798)		(9,339)
Other operating expenses			(1,891)		(1,651)		(859)
Statutory insurance fund			(244)		(219)		(194)

Total benefits, claims and expenses			(144,235)		(146,390)		(121,706)

Share of results of associates	8		228		409		—
Net profit before income tax expenses	24		22,804		45,391		25,605
Income tax expenses	25		(1,390)		(6,331)		(5,554)

Net profit			21,414		39,060		20,051

Attributable to:
—shareholders of the Company			21,277		38,879		19,956
—minority interest			137		181		95

Basic and diluted earnings per share	26	RMB	0.75	RMB	1.38	RMB	0.75

Dividends	28		6,501		11,871		3,957

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Attributable to shareholders of the Company
	Share capital	Reserves	Retained earnings	Minority Interest	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 30)	(Note 31)
As at January 1, 2006	26,765	37,225	16,388	431	80,809
Net profit	—	—	19,956	95	20,051
Issue of shares	1,500	26,820	—	—	28,320
Share issue expenses	—	(510)	—	—	(510)
Dividends paid	—	—	(1,338)	—	(1,338)
Dividends to minority interest	—	—	—	(8)	(8)
Appropriation to reserve	—	974	(974)	—	—
Unrealized gains, net of tax	—	12,859	—	22	12,881

As at December 31, 2006	28,265	77,368	34,032	540	140,205

As at January 1, 2007	28,265	77,368	34,032	540	140,205
Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserve	—	6,544	(6,544)	—	—
Unrealized gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at December 31, 2007	28,265	114,825	62,410	876	206,376

As at January 1, 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	21,277	137	21,414
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interest	—	—	—	(93)	(93)
Appropriation to reserve	—	4,810	(4,810)	—	—
Unrealized losses, net of tax	—	(34,247)	—	(48)	(34,295)
Capital contribution	—	—	—	45	45
Others	—	(10)	—	7	(3)

As at December 31, 2008	28,265	85,378	67,006	924	181,573

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2008

	2008	2007	2006
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	22,804	45,391	25,605

Adjustments for:
Net investment income	(39,401)	(45,803)	(23,495)
Net realized and unrealized (gains)/losses on financial assets	13,812	(34,228)	(21,639)
Amortization of deferred policy acquisition costs	11,784	13,461	10,259
Increase in deferred income	21,139	9,859	11,614
Interest credited to long-term investment type insurance contracts and investment contracts	10,570	8,319	7,382
Policy fees	(13,724)	(7,691)	(7,097)
Depreciation and amortization	1,349	1,070	912
Amortization of premiums and discounts	(881)	(648)	(267)
Loss on foreign exchange and impairments	658	641	642

Changes in operational assets and liabilities:
Deferred policy acquisition costs	(25,230)	(17,480)	(15,914)
Financial assets at fair value through income (held-for-trading)	4,394	31,187	8,943
Receivables and payables	(9,377)	28,626	15,412
Reserves for claims and claim adjustment expenses	238	(107)	714
Unearned premium reserves	537	382	199
Long-term traditional insurance contracts	55,290	45,344	44,263

Cash inflow from operating activities
Income tax paid	(8,583)	(1,261)	(535)
Interest received	29,333	26,392	18,939
Dividends received	10,067	19,400	4,415

Net cash inflow from operating activities	84,779	122,854	80,352

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	19,556	26,891	6,635
Maturities of debt securities	4,143	8,548	4,129
Sales of equity securities	59,340	46,829	43,363
Property, plant and equipment	188	207	53
Purchases:
Debt securities	(119,989)	(134,205)	(122,246)
Equity securities	(49,480)	(80,322)	(52,050)
Property, plant and equipment	(2,825)	(3,388)	(2,742)
Investment in associate	(1,200)	—	(6,071)
Term deposits, net	(60,095)	6,572	(10,719)
Securities purchased under agreements to resell, net	5,053	(5,053)	—
Other	(11,162)	(4,593)	(1,390)

Net cash outflow from investing activities	(156,471)	(138,514)	(141,038)

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	2008	2007	2006
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	11,290	(8,127)	3,496
Deposits in long-term investment type insurance contracts and investment contracts	176,269	94,227	91,441
Withdrawals from long-term investment type insurance contracts and investment contracts	(94,847)	(90,904)	(38,088)
Contribution from minority shareholders	—	29	27,810
Dividends paid to the Company’s shareholders	(11,871)	(3,957)	(1,338)
Dividends paid to minority interest	(93)	(42)	(8)
Cash flow from other financing activities	—	45	—

Net cash inflow/(outflow) from financing activities	80,748	(8,729)	83,313

Net increase/ (decrease) in cash and cash equivalents	9,056	(24,389)	22,627

Cash and cash equivalents
Beginning of year	25,317	50,213	28,051

Foreign currency losses on cash and cash equivalents	(288)	(507)	(465)

End of year	34,085	25,317	50,213

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	20,841	18,536	45,130
Short-term bank deposits	13,244	6,781	5,083

The notes on pages F-9 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1    ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on June 30, 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

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

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Hong Kong Institute of Certified Public Accountants has issued the following standards, amendments and interpretations which were effective for accounting periods beginning on or after January 1, 2008.

(a) Amendments to published standards effective in 2008

The HKAS 39 (Amendment), Financial instruments: Recognition and measurement, amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to HKFRS 7, Financial Instruments: Disclosures, introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from July 1, 2008. This amendment does not have any impact on the Group’s financial statements, as the Group has not reclassified any financial assets.

(b) Interpretations to published standards effective in 2008 but not relevant to the Group’s operations

HK(IFRIC)—Int 11, HKFRS 2—Group and Treasury Share Transactions

HK(IFRIC)—Int 12, Service Concession Arrangements

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

HK(IFRIC)—Int 14, HKAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

(c) Standards and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2009 or later periods, but that the Group has not early adopted them.

HKAS 1 (Revised), Presentation of financial statements (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply HKAS 1 (Revised) from January 1, 2009. The Group is in the process of making an assessment of the impact of the revised standard.

HKAS 1 (Amendment), Presentation of financial statements (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39, Financial instruments: Recognition and measurement are examples of current assets and liabilities respectively. The Group will apply the HKAS 1 (Amendment) from January 1, 2009. It is not expected to have an impact on the Group’s financial statements.

HKAS 19 (Amendment), Employee benefits (effective from January 1, 2009).

•

The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

•

The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

•	The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

•	HKAS 37, Provisions, contingent liabilities and contingent assets, requires contingent liabilities to be disclosed, not recognized. HKAS 19 has been amended to be consistent.

The Group will apply the HKAS 19 (Amendment) from January 1, 2009. The Group is in the process of making an assessment of the impact of the amendment.

HKAS 27 (Revised), Consolidated and separate financial statements (effective from January 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Group will apply HKAS 27

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(Revised) prospectively to transactions with non-controlling interests from January 1, 2009. The Group is in the process of making an assessment of the impact of the revised standard.

HKAS 28 (Amendment), Investments in associates (and consequential amendments to HKAS 32, Financial Instruments: Presentation and HKFRS 7, Financial instruments: Disclosures) (effective from January 1, 2009). An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the HKAS 28 (Amendment) to impairment tests related to investment in associates and any related impairment losses from January 1, 2009. The Group is in the process of making an assessment of the impact of the amendment.

HKAS 36 (Amendment), Impairment of assets (effective from January 1, 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the HKAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from January 1, 2009. The Group is in the process of making an assessment of the impact of the amendment.

HKAS 38 (Amendment), Intangible assets (effective from January 1, 2009). A prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the HKAS 38 (Amendment) from January 1, 2009. The Group is in the process of making an assessment of the impact of the amendment.

HKAS 39 (Amendment), Financial instruments: Recognition and measurement (effective from January 1, 2009).

•

This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge.

•

The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit-taking is included in such a portfolio on initial recognition.

•

The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes this requirement so that HKAS 39 is consistent with HKFRS 8, “Operating segments” which requires disclosure for segments to be based on information reported to the chief operating decision maker.

•

When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) is used.

The Group will apply the HKAS 39 (Amendment) from January 1, 2009. The Group is in the process of making an assessment of the impact of the amendment.

HKFRS 2 (Amendment), Share-based payment (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. It is not expected to have a material impact on the Group’s financial statements.

HKFRS 3 (Revised), Business combinations (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (Revised) prospectively to all business combinations from January 1, 2010. The Group is in the process of making an assessment of the impact of the standard.

HKFRS 7 (Revised), Financial Instruments: Disclosures (effective from January 1, 2009). The standard requires enhanced disclosures about fair value measurements and liquidity risk. It clarifies that an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements and shall present quantitative disclosures. And disclosure of a maturity analysis for financial liabilities that shows the remaining contractual maturities is required. For insurance contracts, the contractual maturity refers to the estimated date when contractually required cash flows will occur. However, HKFRS 4 (amendment) (effective from January 1, 2009) permits various existing accounting practices for insurance contracts to continue. It states that an insurer need not provide the maturity analyses required by HKFRS 7 (Revised) if it discloses an analysis, by estimated timing, of the amounts recognized in the statement of financial position. The Group will apply HKFRS 4 and HKFRS 7 from January 1, 2009. These amendments are not expected to have a material impact on the Group’s financial statements.

HKFRS 8, Operating Segments (effective from January 1, 2009). HKFRS 8 replaces HKAS 14. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from January 1, 2009. The Group is in the process of making an assessment of the impact of the standard.

There are a number of minor amendments to HKAS 8, Accounting policies, changes in accounting estimates and errors, HKAS 10, Events after the balance sheet date, HKAS 18, Revenue and HKAS 34, Interim financial reporting which are not addressed above. These amendments are in the process of assessing.

(d) Amendments and interpretations to published standards that are not yet effective and not relevant for the Group’s operations

HKAS 16 (Amendment), Property, plant and equipment

HKAS 20 (Amendment), Accounting for government grants and disclosure of government assistance

HKAS 23 (Revised), Borrowing Costs

HKAS 29 (Amendment), Financial reporting in hyperinflationary economies

HKAS 31 (Amendment), Interests in joint ventures

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

HKAS 32 (Amendment), Financial instruments: Presentation

HKAS 40 (Amendment), Investment property

HKAS 41 (Amendment), Agriculture

HKFRS 1 (Revised), First-time adoption of Hong Kong financial reporting standards

HKFRS 5 (Amendment), Non-current assets held for sale and discontinued operations

HK(IFRIC)—Int 13, Customer Loyalty Programs.

HK(IFRIC)—Int 15, Agreements for construction of real estates

HK(IFRIC)—Int 16, Hedges of a net investment in a foreign operation

HK(IFRIC)—Int 17, Distributions of non-cash assets to owners

HK(IFRIC)—Int 18, Transfers of assets from customers

2.2 Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to December 31, Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast the majority of votes at the meetings of the Board of Directors.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

2.4 Foreign currency translation

The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized in the income statement.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

Impairment and gains or losses on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gains or losses on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement.

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

(i) Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortized cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realized and unrealized gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realized gains or losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortized cost.

2.6.d Loans

Loans originated by the Group are carried at amortized cost, net of provision for impairment in value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

2.6.e Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at amortized cost, i.e. their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.f Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for equity securities, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near-term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered impairment, relevant financial assets are written down to their net realized value and the charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due. In certain cases a reinsurance contract is entered into for existing in-force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortized over the estimated remaining settlement period.

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

2.8.1.d DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at 70% of distributable surplus, or at the rate specified in the contracts when higher. The distributable surplus mainly arises from net investment income, gains and losses arising from the assets supporting these contracts; if the surplus owe to policyholders has not been declared and paid, it is included in the policyholder dividends payable.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realized over the life of the contract. To the extent unrealized gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in the shareholders’ equity.

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

2.10 Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortized cost, i.e. their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheet.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

2.12 Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15 Current and Deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

3.1 Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made in consideration of the latest experience analysis and current and future economic conditions at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract unless the liabilities are considered inadequate. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognized. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

The assumed lapsed rates, mortality rates and morbidity rates are described in Note 14. Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

3.2 Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance and investment contract liabilities net of related DAC. Liability adequacy testing is performed by portfolio of contracts that are subject to broadly similar risks. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long-term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

3.3 Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets are:

•

Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

•

Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•

Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•

Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments.

3.4 Income tax

The Group is subjected to income tax in various localities. During the normal course of business, there are great uncertainties for the tax treatment on many transactions on the business matters. The Group needs to exercise significant judgment when determining the income tax expenses. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

4    MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarizes these risks and the way the Group manages them.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident, health insurance, and risk liability embedded annuity or death, disability, accident, illness and assistance in terms of product category or function respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfill their responsibilities.

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

Product name	2008		2007
	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life(a)	31,806	29.3%	29,850	32.3%
Meiman Yisheng Annuity(b)	15,955	14.7%	10,322	11.2%
Hong Xin Endowment(c)	14,198	13.1%	21,673	23.5%
Others	46,600	42.9%	30,451	33.0%

Total	108,559	100.0%	92,296	100.0%

Insurance benefits
Kang Ning Whole Life(a)	3,916	22.0%	3,184	18.3%
Hong Xin Endowment(c)	3,679	20.7%	3,961	22.7%
Qian Xi Endowment(d)	2,906	16.3%	3,706	21.3%
Others	7,276	41.0%	6,579	37.7%

Total	17,777	100.0%	17,430	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life(a)	90,241	33.0%	73,405	33.6%
Hong Xin Endowment(c)	55,584	20.3%	48,868	22.4%
Qian Xi Endowment(d)	26,971	9.9%	25,022	11.5%
Others	100,678	36.8%	70,870	32.5%

Total	273,474	100.0%	218,165	100.0%

(a)	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(b)	Meiman Yisheng Annuity is long-term individual participating traditional insurance contract with options for premium term of 3 years, 5 years, 8 years or 12 years. The insured can be benefited up to age of 75. Its endowment benefit accounts for 1% of basic sum insured multiplied by number of premium payments every year. Death and maturity benefit are paid at 110% and 100% of basic sum insured multiplied by number of premium payments, respectively.

(c)	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.

(d)	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB105,343 million of deposits in 2008 (2007: RMB48,430 million), representing 67.2% (2007: 66.8%) of total received deposits for long-term investment type insurance contracts.

Participating contracts for the year ended December 31, 2008 represented approximately 61% of gross and net life insurance premium and policy fees, respectively (2007: 53%, 2006: 52%). The net investment income, net realized gains or losses on financial assets and net fair value gains or losses on assets at fair value through income (held-for-trading) attributable to participating contracts in 2008 are RMB28,505 million, RMB(7,864) million and RMB(5,491) million respectively (2007: RMB29,133 million, RMB10,673 million and RMB11,125 million; 2006: RMB16,600 million, RMB849 million and RMB16,149 million).

Sensitivity Analysis

For liabilities under long-term traditional insurance contracts and long-term investment type insurance contracts, changes in mortality rates, morbidity rates will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the actual mortality rates or morbidity rates increase or decrease from current assumptions by 10%, there will be no impact to the Group’s consolidated financial statements as the deviation will not trigger a liability adequacy test adjustment.

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

As disclosed in Note 2.8.3 and Note 2.8.1.a, DAC and unearned revenue liability (“URL”) for long-term investment type insurance contracts and investment contracts are amortized and recognized in income respectively over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realized over the life of the contract. Although the Group measures the expected gross profits based on an investment return assumption updated on an annual basis, change in the investment return assumption will not cause material impact on the Group’s consolidated financial statements since the net amount of DAC amortization and change of URL is not material.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

Short-term insurance contract liabilities are not directly sensitive to the level of investment returns, as they are undiscounted and contractually non-interest-bearing. Investment contracts without DPF are accounted for at amortized cost and their carrying amounts are not sensitive to changes in the level of investment returns.

For liabilities under short-term insurance contracts, if the loss ratio had increased or decreased by 100 basis points with all other variables held constant, pre-tax profit and post-tax profit for the year would have been RMB124 million and RMB93 million respectively (2007: RMB114 million and RMB86 million) lower or higher respectively. Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

4.2 Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

At December 31, 2008, if market interest rates had been 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB626 million (2007: RMB527 million) higher or lower respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through income (held-for-trading), net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB8,339 million (2007: RMB6,489 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

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

At December 31, 2008, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB452 million (2007: RMB1,072 million) higher or lower respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB4,551 million higher or lower (2007: RMB12,079 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

The following table summaries financial assets denominated in currencies other than RMB as at December 31, 2008 and 2007.

	US$	HK$	Total
	RMB million	RMB million	RMB million
As at December 31, 2008
Equity securities	—	2,410	2,410
Debt securities	2,905	—	2,905
Term deposits (excluding structured deposits)	4,921	—	4,921
Structured deposits	2,905	—	2,905
Cash and cash equivalents	8,236	511	8,747

Total	18,967	2,921	21,888

	US$	HK$	Total
	RMB million	RMB million	RMB million
As at December 31, 2007
Equity securities	—	8,476	8,476
Debt securities	3,119	—	3,119
Term deposits (excluding structured deposits)	219	—	219
Structured deposits	4,346	—	4,346
Cash and cash equivalents	6,844	45	6,889

Total	14,528	8,521	23,049

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at December 31, 2008, if RMB had strengthened or weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,948 million (2007: RMB1,457 million) lower or higher respectively, mainly as a result of foreign exchange losses or gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

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

Credit exposure

The carrying amount of financial assets included on the consolidated balance sheet represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-balance sheet items as at December 31, 2008 and 2007.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts. As at December 31, 2008, 100% (as at December 31, 2007: 98.9%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at December 31, 2008, 99.3% (as at December 31, 2007: 99.1%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at December 31, 2008, 95.4% (as at December 31, 2007: 94.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks and other national commercial banks in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at December 31, 2008 and 2007.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at December 31, 2008 and 2007.

4.2.3 Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

The following tables set forth the expected undiscounted cash flows for insurance contracts and investment contracts as well as contractual undiscounted cash flows for financial liabilities excluding investment contracts.

		Expected and contractual cash flows (undiscounted)
As at December 31, 2008	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short term insurance contracts	8,894	6,314	—	—	—
Long-term traditional insurance contracts	273,474	(53,058)	(61,685)	(27,162)	862,230
Long-term investment type insurance contracts	362,241	56,462	101,796	146,605	145,326
Investment contracts	53,229	14,190	15,533	8,657	41,916

Contractual cash flows out
Securities sold under agreements to repurchase	11,390	11,395	—	—	—
Annuity and other insurance balances payable	28,986	28,986	—	—	—

		Contractual and expected cash flows (undiscounted)
As at December 31, 2007	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short term insurance contracts	8,119	5,564	—	—	—
Long-term traditional insurance contracts	218,165	(43,182)	(52,962)	(24,852)	717,464
Long-term investment type insurance contracts	284,588	67,012	85,571	79,443	123,878
Investment contracts	51,302	14,345	15,450	8,910	37,279

Contractual cash flows out
Securities sold under agreements to repurchase	100	100	—	—	—
Annuity and other insurance balances payable	14,111	14,111	—	—	—

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

As at December 31, 2008, declared dividends of RMB1,179 million (as at December 31, 2007: RMB26,238 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

Another maturity analysis assuming all investment contracts with DPF and without DPF were surrendered immediately would have been RMB51,713 million and RMB1,516 million respectively as at December 31, 2008 (as at December 31, 2007: RMB49,068 million and RMB2,234 million respectively), payable within one year. Although contractually these options can be exercised immediately by all policyholders, at once, the Group’s expected cash flows are as shown in the above tables based on its experience and future expectations.

4.2.4 Capital management

The Group’s objectives when managing capital, which is actual capital, are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

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

The table below summarizes the solvency ratio of the Company, the regulatory capital held (represented by actual capital) against the minimum required capital (represented by minimum capital).

	As at December 31,
	2008	2007
	RMB million	RMB million
Actual capital	124,540	168,357
Minimum capital	40,156	32,054
Solvency ratio	310%	525%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends. Insurance companies with solvency ratio between 100% and 150% would be required to submit and implement plans preventing capital from being inadequate. And Insurance companies with solvency ratio above 100% but significant solvency risk noticed would be required to take necessary rectification action.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

5.2 Basis of allocating net investment income, realized and unrealized gains or losses and administrative and other operating expenses

Net investment income, net realized gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	For the year ended December 31, 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	121,452	831	13,042	—	135,325
Gross written premiums	108,235	324	13,042	—
—Term Life	300	25	—	—
—Whole Life	35,402	274	—	—
—Endowment	45,816	—	—	—
—Annuity	26,717	25	—	—
Policy fees	13,217	507	—	—
Net premiums earned and policy fees	121,434	831	12,385	—	134,650
Net investment income	40,070	3,420	560	—	44,050
Net realized losses on financial assets	(5,927)	(506)	(83)	—	(6,516)
Net fair value losses on assets at fair value through income (held-for-trading)	(6,637)	(566)	(93)	—	(7,296)
Other income	—	—	—	1,923	1,923

Segment revenues	148,940	3,179	12,769	1,923	166,811

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,915)	(862)	—	—	(17,777)
Accident and health claims and claim adjustment expenses	—	—	(7,553)	—	(7,553)
Increase/decrease in long-term traditional insurance contracts liabilities	(55,957)	676	—	—	(55,281)
Interest credited to long-term investment type insurance contracts	(9,185)	(27)	—	—	(9,212)
Interest credited to investment contracts	—	(1,358)	—	—	(1,358)
Increase/decrease in deferred income	(21,187)	48	—	—	(21,139)
Policyholder dividends resulting from participation in profits	(2,374)	(118)	—	—	(2,492)
Amortization of deferred policy acquisition costs	(10,265)	(469)	(1,050)	—	(11,784)
Underwriting and policy acquisition costs	(2,422)	(14)	(958)	—	(3,394)
Administrative expenses	(7,790)	(434)	(2,405)	(1,481)	(12,110)
Other operating expenses	(1,429)	(111)	(154)	(197)	(1,891)
Statutory insurance fund	(160)	(11)	(73)	—	(244)

Segment benefits, claims and expenses	(127,684)	(2,680)	(12,193)	(1,678)	(144,235)

Share of results of associates	—	—	—	228	228

Segment results	21,256	499	576	473	22,804

Income tax expenses	—	—	—	(1,390)	(1,390)

Net profit/(loss)	21,256	499	576	(917)	21,414

Attributable to
—shareholders of the Company	21,256	499	576	(1,054)	21,277
—minority interest	—	—	—	137	137

Unrealized gains/(losses) included in shareholders’ equity	(31,417)	(2,682)	(439)	291	(34,247)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	As at December 31, 2008
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Assets
Financial assets	833,667	71,159	11,641	—	916,467
Deferred policy acquisition costs	55,950	965	1,353	—	58,268
Cash and cash equivalents	31,005	2,647	433	—	34,085

Segment assets	920,622	74,771	13,427	—	1,008,820

Unallocated
Property, plant and equipment					18,151
Other assets					17,857

Total					1,044,828

Liabilities
Insurance contracts
Long-term traditional insurance contracts	272,265	1,209	—	—	273,474
Long-term investment type insurance contracts	360,661	1,580	—	—	362,241
Short-term insurance contracts:
—reserves for claims and claim adjustment expenses	—	—	2,629	—	2,629
—unearned premium reserves	—	—	6,265	—	6,265

Deferred income	73,857	630	—	—	74,487

Financial liabilities
Investment contracts
—with DPF	—	51,713	—	—	51,713
—without DPF	—	1,516	—	—	1,516
Securities sold under agreements to repurchase	10,361	885	144	—	11,390

Segment liabilities	717,144	57,533	9,038	—	783,715

Unallocated
Other liabilities					79,540

Total					863,255

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	For the year ended December 31, 2007
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	98,484	1,503	11,899	—	111,886
Gross written premiums	91,420	876	11,899	—
—Term Life	175	9	—	—
—Whole Life	31,943	678	—	—
—Endowment	40,278	—	—	—
—Annuity	19,024	189	—	—
Policy fees	7,064	627	—	—
Net premiums earned and policy fees	98,470	1,503	11,431	—	111,404
Net investment income	39,489	3,902	629	—	44,020
Net realized gains on financial assets	13,801	1,364	220	—	15,385
Net fair value gains on assets at fair value through income (held-for-trading)	16,904	1,670	269	—	18,843
Other income	—	—	—	1,720	1,720

Segment revenues	168,664	8,439	12,549	1,720	191,372

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,463)	(967)	—	—	(17,430)
Accident and health claims and claim adjustment expenses	—	—	(6,343)	—	(6,343)
Increase/decrease in long-term traditional insurance contracts liabilities	(45,370)	36	—	—	(45,334)
Interest credited to long-term investment type insurance contracts	(7,157)	(24)	—	—	(7,181)
Interest credited to investment contracts	—	(1,138)	—	—	(1,138)
Increase in deferred income	(9,828)	(31)	—	—	(9,859)
Policyholder dividends resulting from participation in profits	(25,729)	(3,522)	—	—	(29,251)
Amortization of deferred policy acquisition costs	(12,182)	(485)	(794)	—	(13,461)
Underwriting and policy acquisition costs	(2,013)	(6)	(703)	(3)	(2,725)
Administrative expenses	(7,214)	(606)	(2,192)	(1,786)	(11,798)
Other operating expenses	(1,343)	(132)	(106)	(70)	(1,651)
Statutory insurance fund	(163)	(1)	(55)	—	(219)

Segment benefits, claims and expenses	(127,462)	(6,876)	(10,193)	(1,859)	(146,390)

Share of results of associates	—	—	—	409	409

Segment results	41,202	1,563	2,356	270	45,391

Income tax expenses	—	—	—	(6,331)	(6,331)

Net profit/(loss)	41,202	1,563	2,356	(6,061)	39,060

Attributable to:
—shareholders of the Company	41,202	1,563	2,356	(6,242)	38,879
—minority interest	—	—	—	181	181

Unrealised gains/(losses) included in shareholders’ equity	27,758	2,743	442	(30)	30,913

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	As at December 31, 2007
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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	For the year ended December 31, 2006
	Individual life	Group life	Accident & Health	Corporate & other	Total
	(RMB million)
Revenues
Gross written premiums and policy fees	86,587	1,740	11,090	—	99,417
Gross written premiums	80,086	1,144	11,090	—
—Term Life	177	26	—	—
—Whole Life	28,079	886	—	—
—Endowment	43,583	—	—	—
—Annuity	8,247	232	—	—
Policy fees	6,501	596	—	—
Net premiums earned and policy fees	86,519	1,735	10,593	—	98,847
Net investment income	22,215	2,462	265	—	24,942
Net realized gains on financial assets	1,421	157	17	—	1,595
Net fair value gains on assets at fair value through income (held-for-trading)	17,852	1,979	213	—	20,044
Other income	—	—	—	1,883	1,883

Segment revenues	128,007	6,333	11,088	1,883	147,311

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(10,125)	(672)	—	—	(10,797)
Accident and health claims and claim adjustment expenses	—	—	(6,999)	—	(6,999)
Increase in long-term traditional insurance contracts liabilities	(43,915)	(323)	—	—	(44,238)
Interest credited to long-term investment type insurance contracts	(6,365)	(21)	—	—	(6,386)
Interest credited to investment contracts	—	(996)	—	—	(996)
Increase in deferred income	(11,307)	(300)	—	—	(11,607)
Policyholder dividends resulting from participation in profits	(15,536)	(2,081)	—	—	(17,617)
Amortization of deferred policy acquisition costs	(9,391)	(265)	(603)	—	(10,259)
Underwriting and policy acquisition costs	(1,822)	(40)	(553)	—	(2,415)
Administrative expenses	(5,109)	(699)	(1,855)	(1,676)	(9,339)
Other operating expenses	(629)	(71)	(21)	(138)	(859)
Statutory insurance fund	(145)	(1)	(48)	—	(194)

Segment benefits, claims and expenses	(104,344)	(5,469)	(10,079)	(1,814)	(121,706)

Segment results	23,663	864	1,009	69	25,605

Income tax expenses	—	—	—	(5,554)	(5,554)

Net profit/(loss)	23,663	864	1,009	(5,485)	20,051

Attributable to
—shareholders of the Company	23,663	864	1,009	(5,580)	19,956
—minority interest	—	—	—	95	95

Unrealized gains included in shareholders’ equity	11,452	1,270	137	—	12,859

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

6    PROPERTY, PLANT AND EQUIPMENT

	2008
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at January 1, 2008	14,502	3,848	2,027	2,594	333	23,304
Additions	566	752	203	898	369	2,788
Disposals	(87)	(309)	(186)	(52)	(11)	(645)
Transfers upon completion	416	—	—	(416)	—	—

As at December 31, 2008	15,397	4,291	2,044	3,024	691	25,447

Accumulated depreciation and impairment
As at January 1, 2008	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)
Charges for the year	(468)	(531)	(148)	—	(94)	(1,241)
Impairment loss	(9)	—	—	—	—	(9)
Disposals	28	275	174	—	10	487

As at December 31, 2008	(3,353)	(2,356)	(1,344)	—	(243)	(7,296)

Net book value
As at January 1, 2008	11,598	1,748	657	2,594	174	16,771

As at December 31, 2008	12,044	1,935	700	3,024	448	18,151

	2007
	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost
As at January 1, 2007	12,925	3,210	1,815	2,160	218	20,328
Additions	1,014	789	310	1,190	122	3,425
Disposals	(51)	(151)	(98)	(142)	(7)	(449)
Transfers upon completion	614	—	—	614	—	—

As at December 31, 2007	14,502	3,848	2,027	2,594	333	23,304

Accumulated depreciation and impairment
As at January 1, 2007	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)
Charges for the year	(408)	(446)	(124)	—	(42)	(1,020)
Disposals	13	146	91	—	—	250

As at December 31, 2007	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)

Net book value
As at January 1, 2007	10,416	1,410	478	2,160	101	14,565

As at December 31, 2007	11,598	1,748	657	2,594	174	16,771

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

7    DEFERRED POLICY ACQUISITION COSTS

	2008	2007	2006
	RMB million	RMB million	RMB million
Gross
As at 1 January	40,861	39,245	37,841
Acquisition costs deferred	25,240	17,490	15,929
Amortization charged through income	(11,794)	(13,476)	(10,359)
Amortization charged through equity	3,971	(2,398)	(4,166)

As at 31 December	58,278	40,861	39,245

Ceded
As at 1 January	(10)	(15)	(100)
Acquisition costs deferred	(10)	(10)	(15)
Amortization charged through income	10	15	100

As at 31 December	(10)	(10)	(15)

Net
As at 1 January	40,851	39,230	37,741
Acquisition costs deferred	25,230	17,480	15,914
Amortization charged through income	(11,784)	(13,461)	(10,259)
Amortization charged through equity	3,971	(2,398)	(4,166)

As at 31 December	58,268	40,851	39,230

DAC excluding unrealized gains	61,308	47,862	43,843
DAC recorded in unrealized losses	(3,040)	(7,011)	(4,613)

Total	58,268	40,851	39,230

Current	1,353	1,050	794
Non-current	56,915	39,801	38,436

Total	58,268	40,851	39,230

8    INVESTMENTS IN ASSOCIATES

	2008	2007
	RMB million	RMB million
As at 1 January	6,450	6,071
Additional capital contribution to China Life Property & Casualty Insurance Company Limited (“CLP&C”) (Note 29(b))	1,200	—
Investment in China Life Insurance Brokers (“CIB”)	7	—
Share of results	228	409
Other equity movements (Note 31)	291	(30)

As at 31 December	8,176	6,450

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

The Group’s share in investments in associates is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
		(RMB million)
Guangdong Development Bank (“GDB”)	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total as at December 31, 2007		91,225	84,775	2,615	409

GDB	PRC	112,252	105,283	3,542	559	20%
CLP&C	PRC	3,931	2,731	1,300	(331)	40%
CIB	PRC	7	—	—	—	49%

Total as at December 31, 2008		116,190	108,014	4,842	228

9    FINANCIAL ASSETS

9.1 Held-to-maturity securities

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2008

Debt securities
Government bonds	102,688	9,996	(3)	112,681
Government agency bonds	79,400	5,235	(77)	84,558
Corporate bonds	3,267	227	—	3,494
Subordinated bonds/debts	26,574	1,291	—	27,865

Total	211,929	16,749	(80)	228,598

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2007

Debt securities
Government bonds	96,786	1,228	(1,780)	96,234
Government agency bonds	71,273	1,110	(4,303)	68,080
Corporate bonds	3,272	171	(40)	3,403
Subordinated bonds/debts	24,372	62	(562)	23,872

Total	195,703	2,571	(6,685)	191,589

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	Amortized cost		Estimated fair value
Contractual maturity schedule	As at December 31, 2008	As at December 31, 2007	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million	RMB million	RMB million
Maturing:
Within one year	24,107	2,896	24,493	2,921
After one year but within five years	28,445	50,059	30,340	50,861
After five years but within ten years	55,866	52,508	61,701	52,835
After ten years	103,511	90,240	112,064	84,972

Total	211,929	195,703	228,598	191,589

9.2 Available-for-sale securities

	Amortized cost/Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2008

Debt securities
Government bonds	73,130	7,066	(190)	80,006
Government agency bonds	180,135	11,496	(510)	191,121
Corporate bonds	64,388	3,504	(387)	67,505
Subordinated bonds/debts	17,265	366	(43)	17,588

Subtotal	334,918	22,432	(1,130)	356,220

Equity securities
Funds	32,313	2,331	(4,754)	29,890
Common stocks	38,132	7,091	(6,394)	38,829
Subtotal	70,445	9,422	(11,148)	68,719

Total	405,363	31,854	(12,278)	424,939

	Amortized Cost/Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	RMB million	RMB million	RMB million	RMB million
As at December 31, 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,906	686	(5,438)	107,154
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,969	1,145	(11,732)	241,382

Equity securities
Funds	37,513	23,328	(217)	60,624
Common stocks	51,714	64,115	(320)	115,509

Subtotal	89,227	87,443	(537)	176,133

Total	341,196	88,588	(12,269)	417,515

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

	Amortized cost		Estimated fair value
	As at December 31, 2008	As at December 31, 2007	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million	RMB million	RMB million
Debt securities
—contractual maturity schedule
Maturing:
Within one year	7,650	616	7,801	612
After one year but within five years	69,464	23,139	73,461	22,672
After five years but within ten years	113,112	89,493	121,916	87,615
After ten years	144,692	138,721	153,042	130,483

Total	334,918	251,969	356,220	241,382

9.3 Financial assets at fair value through income (held-for-trading)

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Debt securities
Government bonds	1,428	693
Government agency bonds	4,660	4,583
Corporate bonds	1,648	513
Subordinated bonds/debts	—	307

Subtotal	7,736	6,096

Equity securities
Funds	4,063	9,145
Common stocks	2,295	9,842
Warrants	5	27

Subtotal	6,363	19,014

Total	14,099	25,110

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

9.4 Listed and unlisted investments at carrying value

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Listed debt securities in PRC
Government bonds	43,700	51,296
Corporate bonds	10,911	6,571

Subtotal	54,611	57,867

Unlisted debt securities in PRC
Government bonds	140,422	126,771
Government agency bonds	275,181	183,010
Corporate bonds	61,509	40,956
Subordinated bonds/debts	44,162	34,577

Subtotal	521,274	385,314

Listed equity securities in PRC
Common stocks
—listed in HK, PRC	2,410	8,476
—listed in mainland, PRC	38,406	116,873
Funds—listed in mainland, PRC	3,656	17,677
Warrants—listed in mainland, PRC	5	27

Subtotal	44,477	143,053

Unlisted equity securities in PRC
Funds	30,297	52,092
Common stocks	308	2

Subtotal	30,605	52,094

Total	650,967	638,328

As at December 31, 2008, the amount of unlisted debt securities, traded in the inter-bank market, is RMB519,004 million (as at December 31, 2007: RMB323,058 million).

9.5 Term deposits

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Maturing:
Within one year	64,621	46,706
After one year but within five years	155,320	93,372
After five years but within ten years	6,759	26,434
After ten years	1572	2,082

Total	228,272	168,594

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

Included in term deposits are structured deposits of RMB2,905 million (December 31, 2007: RMB4,346 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortized cost.

9.6 Statutory deposits—restricted

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Contractually maturing:
Within one year	200	5,353
After one year but within five years	5,953	420

Total	6,153	5,773

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

9.7 Loans

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Policy loans	8,676	5,944
Other loans	9,250	1,200

Total	17,926	7,144

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Maturing:
Within one year	8,676	5,944
After five years but within ten years	1,200	1,200
After ten years	8,050	—

Total	17,926	7,144

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

9.8 Securities purchased under agreements to resell

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Maturing:
With 30 days	—	5,053

Total	—	5,053

9.9 Accrued investment income

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Bank deposits	4,525	3,700
Debt securities	8,348	6,014
Others	276	143

Total	13,149	9,857

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Current	13,149	9,824
Non-current	—	33

Total	13,149	9,857

10    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Carrying value		Estimated fair value
	As at December 31, 2008	As at December 31, 2007	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million	RMB million	RMB million
Debt securities	575,885	443,181	592,554	439,067
Equity securities	75,082	195,147	75,082	195,147
Term deposits (excluding structured deposits)	225,367	164,248	225,367	164,248
Structured deposits	2,905	4,346	2,887	4,281
Statutory deposits—restricted	6,153	5,773	6,153	5,773
Securities purchased under agreements to resell	—	5,053	—	5,053
Loans	17,926	7,144	17,926	7,144
Cash and cash equivalents	34,085	25,317	34,085	25,317
Long-term investment type insurance contracts (excluding universal life insurance contracts)	(350,974)	(282,645)	(336,021)	(271,523)
Investment contracts with DPF	(51,713)	(49,068)	(49,815)	(39,551)
Investment contracts without DPF	(1,516)	(2,234)	(1,397)	(2,315)
Securities sold under agreements to repurchase	(11,390)	(100)	(11,390)	(100)

11    PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

12    REINSURANCE ASSETS

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Claims recoverable from reinsurers (Note 14)	28	24
Ceded unearned premiums (Note 14)	63	45
Long-term traditional insurance contracts ceded (Note 14)	709	707
Due from reinsurance companies	163	190

Total	963	966

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Current	254	259
Non-current	709	707

Total	963	966

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

13    OTHER ASSETS

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Due from CLIC (Note 29(c))	684	739
Deposits on fund units pending issuance/receivable on fund units redeemed	—	500
Advances	273	206
Others	1,328	937

Total	2,285	2,382

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Current	2,168	2,297
Non-current	117	85

Total	2,285	2,382

14    INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2004	3.70% – 5.17%	0.25% – 0.50%
2005	4.00% – 5.20%	0.25% – 0.50%
2006	4.60% – 5.40%	0.25% – 0.60%
2007	5.50%	0.50%
2008	3.625% – 5.50%	0.125% – 0.50%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

(iii) The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2004	10.0 – 17.5	1.65% – 2.55%	17.5	1.65%
2005	14.5 – 19.5	1.50% – 1.80%	4.0	1.30%
2006	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
2007	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%
2008	15.0 – 22.0	1.60% – 1.85%	6.5	1.50%

(iv) Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(b) Net liabilities of insurance contracts and investment contracts

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Gross
Long-term traditional insurance contracts	273,474	218,165
Long-term investment type insurance contracts	362,241	284,588
Short-term insurance contracts
—claims and claim adjustment expenses	2,629	2,391
—unearned premiums	6,265	5,728
Investment contracts
—with DPF	51,713	49,068
—without DPF	1,516	2,234

Total, gross	697,838	562,174

Recoverable from reinsurers
Long-term traditional insurance contracts (Note 12)	(709)	(707)
Short-term insurance contracts
—claims and claim adjustment expenses (Note 12)	(28)	(24)
—unearned premiums (Note 12)	(63)	(45)

Total, ceded	(800)	(776)

Net
Long-term traditional insurance contracts	272,765	217,458
Long-term investment type insurance contracts	362,241	284,588
Short-term insurance contracts
—claims and claim adjustment expenses	2,601	2,367
—unearned premiums	6,202	5,683
Investment contracts
—with DPF	51,713	49,068
—without DPF	1,516	2,234

Total, net	697,038	561,398

(c) Claims incurred ratio

	2008	2007	2006
	RMB million	RMB million	RMB million
Claims incurred-net	7,553	6,343	6,999
Claims incurred ratio	61%	55%	66%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(d) Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2008	2007
	RMB million	RMB million
—Notified claims	368	487
—Incurred but not reported	2,023	2,011

Total as at 1 January—Gross	2,391	2,498

Cash paid for claims settled in year
—Cash paid for current year claims	(5,124)	(4,750)
—Cash paid for prior year claims	(2,256)	(1,790)
Claims incurred in year
—Claims arising in current year	7,715	7,082
—Claims arising in prior year	(97)	(649)

Total as at 31 December—Gross	2,629	2,391

Notified claims	343	368
Incurred but not reported	2,286	2,023

Total as at 31 December—Gross	2,629	2,391

The table below presents movement of unearned premium reserves:

	2008			2007
	Gross	Ceded	Net	Gross	Ceded	Net
	RMB million			RMB million
As at 1 January	5,728	(45)	5,683	5,346	(60)	5,286
Increase	6,265	(63)	6,202	5,728	(45)	5,683
Release	(5,728)	45	(5,683)	(5,346)	60	(5,286)

As at 31 December	6,265	(63)	6,202	5,728	(45)	5,683

(e) Movements in liabilities of long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

	2008	2007
	RMB million	RMB million
As at 1 January	218,165	172,875
Valuation premiums	67,328	57,979
Liabilities released for death or other termination and related expenses	(22,083)	(20,598)
Accretion of interest	9,834	7,511
Other movements	230	398

As at 31 December	273,474	218,165

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(f) Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

	2008	2007
	RMB million	RMB million
As at 1 January	284,588	282,672
Deposits received	156,730	72,516
Deposits withdrawn and paid on death and other benefits	(75,041)	(70,690)
Fees deducted from account balances	(13,248)	(7,091)
Interest credited	9,212	7,181

As at 31 December	362,241	284,588

15    DEFERRED INCOME

The table below presents movement of deferred income:

	2008	2007
	RMB million	RMB million
As at 1 January	48,308	41,371
Income deferred	26,235	21,867
Amortization charged through income	(5,098)	(12,011)
Amortization charged through equity	5,042	(2,919)

As at 31 December	74,487	48,308

Deferred income excluding unrealized gains	77,723	56,586
Deferred income recognized in unrealized losses	(3,236)	(8,278)

Total deferred income	74,487	48,308

16    LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2008	2007
	RMB million	RMB million
As at 1 January	51,302	48,612
Deposits received	19,539	21,711
Deposits withdrawn and paid on death and other benefits	(18,494)	(19,559)
Policy fees deducted from account balances	(476)	(600)
Interest credited	1,358	1,138

As at 31 December	53,229	51,302

Investment contracts
—with DPF	51,713	49,068
—without DPF	1,516	2,234

Total	53,229	51,302

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

17    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Maturing:
Within thirty days	11,390	100

Total	11,390	100

The carrying values of debt securities pledged as collateral are as follows:

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Debt securities pledged	12,048	99

Total	12,048	99

18    OTHER LIABILITIES

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Salary and welfare payable	2,936	1,973
Commission and brokerage payable	1,654	1,134
Agent deposits	632	602
Tax payable	284	739
Payable to constructors	308	293
Stock appreciation rights (Note 27)	716	1,290
Others	3,352	2,839

Total	9,882	8,870

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Current	9,882	8,870
Non-current	—	—

Total	9,882	8,870

19    STATUTORY INSURANCE FUND

As required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life policies with guaranteed return and long-term health policies and long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

20    NET INVESTMENT INCOME

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Debt securities	22,688	16,678	12,384
—held-to-maturity securities	9,245	8,305	7,341
—available-for-sale securities	13,074	7,881	4,825
—at fair value through income (held-for-trading)	369	492	218
Equity securities	10,097	19,400	4,662
—available-for-sale securities	9,566	15,728	3,591
—at fair value through income (held-for-trading)	531	3,672	1,071
Bank deposits	11,378	9,094	8,207
Loans	696	248	80
Securities purchased under agreements to resell	77	206	23
Other	(3)	2	—

Subtotal	44,933	45,628	25,356

Securities sold under agreements to repurchase	(438)	(1,281)	(270)
Investment expenses	(445)	(327)	(144)

Total	44,050	44,020	24,942

Included in net investment income is interest income of RMB34,851 million (2007: RMB26,238 million, 2006: RMB20,671 million) using the effective interest method. The interest income of impaired assets for the year ended December 31, 2008 is zero (2007: RMB463 million, 2006: Nil).

21    NET REALIZED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Debt securities
Gross realized gains	443	388	20
Gross realized losses	(59)	(1,256)	(26)
Impairments	2,023	(3,403)	—

Subtotal	2,407	(4,271)	(6)

Equity securities
Gross realized gains	16,586	19,868	1,601
Gross realized losses	(9,765)	(212)	—
Impairments	(15,744)	—	—

Subtotal	(8,923)	19,656	1,601

Total	(6,516)	15,385	1,595

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

During the year ended December 31, 2008, the Company recognized impairment expense of RMB15,744 million (2007: RMB3,403 million, 2006:Nil) of available for sale securities for which the Company determined that objective impairment evidence of impairment existed.

During the year ended December 31, 2008, RMB2,023 million (2007: Nil, 2006: Nil) of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.

The proceeds from sales and maturities of available-for-sale securities and the gross realized gains or losses for the years ended December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	RMB million	RMB million	RMB million
Proceeds from sales and maturities of available-for-sale securities	80,139	79,287	49,902
Gross realized gains	17,029	20,256	1,621
Gross realized losses	(9,824)	(1,468)	(26)

22    NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Debt securities	287	366	305
Equity securities	(7,583)	18,477	19,739

Total	(7,296)	18,843	20,044

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

23    INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended December 31, 2008
Life insurance death and other benefits	17,793	(16)	17,777
Accident and health claims and claim adjustment expenses	7,618	(65)	7,553
Increase in long-term traditional insurance contracts	55,287	(6)	55,281
Interest credited to long-term investment type insurance contracts	9,212	—	9,212

Total insurance benefits and claims	89,910	(87)	89,823

For the year ended December 31, 2007
Life insurance death and other benefits	17,444	(14)	17,430
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

For the year ended December 31, 2006
Life insurance death and other benefits	10,814	(17)	10,797
Accident and health claims and claim adjustment expenses	7,209	(210)	6,999
Increase in long-term traditional insurance contracts	44,264	(26)	44,238
Interest credited to long-term investment type insurance contracts	6,386	—	6,386

Total insurance benefits and claims	68,673	(253)	68,420

24    NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Employee salary and welfare cost	5,089	5,766	4,197
Housing benefits	336	272	256
Contribution to the defined contribution pension plan	873	575	358
Depreciation	1,241	1,020	848
Exchange loss	907	1,032	639

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

25    TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a) The amount of taxation charged to the consolidated income statement represents:

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Current taxation—enterprises income tax	2,077	8,730	858
Deferred taxation	(687)	(2,399)	4,696

Taxation charges	1,390	6,331	5,554

(b) The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended December 31, 2007 and 2006: 33%) is as follows:

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Net profit before income tax expenses	22,804	45,391	25,605

Tax computed at the statutory tax rate	5,701	14,979	8,450
Non-taxable income	(4,530)	(6,802)	(3,250)
Additional tax liability from expenses not deductible for tax purposes	196	1,310	354

Other	23	—	—

Effect on change in statutory tax rate	—	(3,156)	—

Income taxes at effective tax rate	1,390	6,331	5,554

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii)	On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from January 1, 2008.

(c) As at December 31, 2008, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

	2008	2007
	RMB million	RMB million
As at 1 January	24,786	19,022
Deferred taxation charged to income statement	(687)	(2,399)
Deferred taxation charged to equity	(11,530)	8,163

As at 31 December	12,569	24,786

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(d) The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax	Long-term insurance contracts and investment contracts	Short-term insurance contracts	Investments	DAC	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at January 1, 2007	6,051	658	(12,963)	(12,944)	176	(19,022)
(Charged) / credited to income statement	(5,247)	(304)	5,238	2,502	210	2,399
(Charged)/credited to equity	1,902	—	(10,295)	230	—	(8,163)

As at December 31, 2007	2,706	354	(18,020)	(10,212)	386	(24,786)

As at January 1, 2008	2,706	354	(18,020)	(10,212)	386	(24,786)
(Charged) / credited to income statement	(227)	54	3,750	(3,361)	471	687
(Charged)/credited to equity	(1,666)	—	14,188	(992)	—	11,530

As at December 31, 2008	813	408	(82)	(14,565)	857	(12,569)

	As at December 31,
	2008	2007
	RMB million	RMB million
Deferred tax assets:
—deferred tax asset to be recovered after more than 12 months	5,714	8,042
—deferred tax asset to be recovered within 12 months	3,917	1,027

Subtotal	9,631	9,069

Deferred tax liabilities:
—deferred tax liability to be settled after more than 12 months	(21,771)	(33,504)
—deferred tax liability to be settled within 12 months	(429)	(351)

Subtotal	(22,200)	(33,855)

Total net deferred income tax liabilities	(12,569)	(24,786)

26    EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended December 31, 2008 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended December 31, 2007: 28,264,705,000, for the year ended December 31, 2006: 26,777,033,767).

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

The Board of Directors of the Company approved, on January 5, 2006, an award of stock appreciation rights of 4.05 million units and on August 21, 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to July 1, 2005 and January 1, 2006, the dates for vesting and exercise price setting purposes of this award. No stock appreciation right was exercised, forfeited or expired in 2008. As at December 31, 2008, there are 55.71 million units outstanding (as at December 31, 2007: 55.71 million) and 55.71 million units exercisable (as at December 31, 2007: 36.62 million) . As at December 31, 2008, the amount of intrinsic value for the vested stock appreciation rights is RMB826 million (as at December 31, 2007: RMB1,152 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rates from 0.2% to 0.3%.

As at December 31, 2008, the Company reversed compensation cost of RMB574 million (as at December 31, 2007: charged RMB846 million) which was included in administrative expenses. RMB703 million and RMB13 million were included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at December 31, 2008 (as at December 31, 2007: RMB1,277 million and RMB13 million respectively). The unrecognised compensation cost of outstanding units is approximately RMB121 million as at December 31, 2008 (as at December 31, 2007: RMB471 million), which is expected to be recognized within the next year.

On June 12, 2007, another award of stock appreciation rights was approved by the Board of Directors of the Company. The exercise price of the award was HK$25.71, the average closing price of shares in the five trading days prior to January 1, 2007. As at December 31, 2008, the stock appreciation rights had not been granted.

28    DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2008, a final dividend of RMB0.42 per ordinary share totalling RMB11,871 million in respect of the year ended December 31, 2007 was declared and was paid in July 2008. These dividends have been recorded in the consolidated financial statements for the year ended December 31, 2008.

Pursuant to a resolution passed at the meeting of the Board of Directors on March 25, 2009, a final dividend of RMB0.23 per ordinary share totalling approximately RMB6,501 million for the year ended December 31, 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended December 31, 2008.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

29    SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarizes the names of significant related parties and nature of relationship with the Company as at December 31, 2008:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company

China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company

GDB	An associate of the Company

CLP&C	An associate of the Company and under common control of the ultimate holding company

China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company

Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company

China Life Insurance (Overseas) Co., Limited. ( “China Life Overseas” )	Under common control of the ultimate holding company

China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company

CIB	An associate of the Company

China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(b) Transactions with significant related parties

The following table summarizes significant transactions carried out by the Group with its significant related parties for the year ended December 31, 2008.

		For the year ended December 31,
	Note	2008	2007	2006
		RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,298	1,426	1,555
Asset management fee earned from CLIC	(ii)	243	104	84
Rewards from CLIC for non-transferred policies	(iii)	88	70	177
Dividends to CLIC		8,116	2,705	966
Property, plant and equipment purchased from CLIC		—	495	—
Property leasing expense charged by CLIC	(iv)	33	66	168
Dividends to CLIC from AMC		93	42	—
Non-performing assets management fee earned from CLIC and others		16	—	—
Pre-operating salary expenses paid on behalf of Pension Company by CLIC		—	9	—
Asset management fee earned from China Life Overseas	(ii)	15	15	—
Asset management fee earned from CLP&C	(ii)	2	4	—
Property insurance payments to CLP&C		29	24	—
Claim payment and others to the Company from CLP&C		46	—	—
Brokerage fee and others from CLP&C	(v)	79	—	—
Additional capital contribution to CLP&C	(vi)	1,200	—	—
Rentals, deposits and project payments to Zhongbaoxin	(vii)	18	16	36
Property leasing expense charged by IHC	(iv)	33	—	—
Asset management fee earned from IHC	(viii)	21	—	—
Transaction with GDB
Interest income earned from GDB		361	140	—
Brokerage fee charged by GDB	(ix)	25	7	—
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii)	362	390	283
Dividends to the Company		140	62	—
Insurance payments and other payments to the Company by AMC	(ii)	1	—	—
Brokerage fee to the Company	(x)	1	—	—
Transaction with Pension Company
Additional capital contribution to Pension Company	(xi)	1,855	—	—
Expenses paid on behalf of Pension Company		79	8	—
Brokerage fee to the Company	(x)	1	—	—
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii)	7	—	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

Note:

(i) As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement on December 24, 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On December 30, 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on December 24, 2005 to December 31, 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated income statement.

(ii) In December 2005, CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On December 30, 2008, CLIC and AMC signed a renewal agreement, which expanded the effective period of the original agreement to December 31, 2011. The service fee is calculated in the same way of original agreement and would be adjusted according to the performance.

In December 2005, the Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On December 30, 2008, the Company and AMC signed a renewal agreement, which expanded the effective period of the original agreement to December 31, 2009. The viable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the performance.

In March 2007, CLP&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.2%, divided by 12. The variable service fee equals to 10% of the excess return per annum payable annually.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

In May 2008, the Company and the AMC HK have entered into a “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK Primary and Secondary Market asset management fee. The fixed asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the Primary market is calculated on a rate of 2% of the total investment realized gains. Asset management fee for the Secondary market is calculated by a fixed rate of 0.45%.

The asset management fee charged to the Company and Pension Company by AMC and AMC HK is eliminated through the consolidated income statement.

(iii) The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2008 a fee income of RMB88 million (2007: RMB70 million; 2006: RMB177 million) from CLIC as the reward for such non-transferrable policies.

(iv) In January 2007, the Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. The rental was paid on a semi annual basis and the rent of the buildings subleased by CLIC was paid directly to the owner. The agreement will expire on December 2009.

In November 2008, the Company, CLIC and IHC entered into a property leasing transfer agreement. According to the agreement, CLIC has effectively transferred the rights and obligations of the property leasing agreement to IHC in June 2008. Apart from the transfer of the rights and obligations, the terms of the original property leasing agreement remains unchanged.

(v) In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell appointed insurance products in authorized areas. The service fee is determined according to cost (tax included) added marginal profit.

(vi) In May 2008, the Company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase RMB3,000 million, of which the Company subscribed for RMB1,200 million. The subscription has been paid on 26 May, 2008. CIRC approved the change of registered capital of CLP&C on July 6, 2008.

(vii) The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(viii) In December 2007, the Company and IHC entered into a trust agreement on CLIC’s residual asset management, whereby IHC entrusted the Company to manage CLIC’s fixed assets and non-performing assets. The initial agreement between IHC and CLIC entitled IHC the right to transfer the residual assets to a third party. Pursuant to the trust agreement, IHC is subject to pay a basic management fee, a third party management fee and clearance brokerage fee for the residual assets. Basic fee for fixed asset is calculated on a rate of 0.21%. The asset management fee for non-performing asset is calculated on a rate of 0.24%. Payment is on a semi annual basis. Third party management fee is for the necessary expense payable to administrative organizations, intermediate organizations and third party. Clearance brokerage fee in 2008 is calculated by the rate of 12% on net basis of cash receipt and disposal cost.

(ix) In April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement will expire in five years.

(x) In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to sale enterprise annuity funds and provide customer service. The service fee is calculated on a rate of 80% of first year management fee. The agreement term is one year and is subject to an automatic renewal for one year.

In June 2007, the Company and AMC entered into an agreement, whereby AMC entrusted the Company to provide market developing service and enterprise annuity asset management service. The service fee is calculated by the first year actual asset management fee collected deducted by risk reserve and other related fees. The agreement expired on December 31, 2008.

(xi) In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) made capital injection to Pension Company. Pension Company’s share capital was increased to RMB2,500 million after the capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(c) Amounts due from / to significant related parties

The following table summarizes the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Amount due from CLIC (Note 13)	684	739
Amount due to CLIC	—	(40)
Amount due from China Life Overseas	8	13
Amount due from CLP&C	2	5
Amount due to CLP&C	(28)	—
Amount deposited with GDB	7,114	6,832
Amount due from Zhongbaoxin	1	1
Amount due to Zhongbaoxin	(8)	(5)
Amount due from IHC	21	—
Amount due to IHC	(33)	—

(d) Key management compensation

	For the year ended December 31,
	2008	2007	2006
	RMB million	RMB million	RMB million
Salaries and other short-term employee benefits	24	27	17
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	—	—	—

Total	24	27	17

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

As at December 31, 2008, more than 76% (as at December 31, 2007: more than 68%) of bank deposits were with state-owned banks; approximately 87% (as at December 31, 2007: approximately 96%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the year ended December 31, 2008, more than 70% (for the year ended December 31, 2007: more than 74%) of the group insurance business of the Group were with state-owned enterprises; approximately 83% (for the year ended December 31, 2007: approximately 83%) of bank assurance brokerage charges of RMB5,883 million (for the year ended December 31, 2007: RMB2,085 million) were paid to state-owned banks and post office; almost all of

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 76% (for the year ended December 31, 2007: more than 68%) of bank deposit interest income were from state-owned banks.

30    SHARE CAPITAL

	As at December 31, 2008		As at December 31, 2007
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at December 31, 2008, the Company’s share capital is as follows:

	As at December 31, 2008
	No. of shares	No. of shares
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange. The shares owned by CLIC are not transferable until January 11, 2010.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

31    RESERVES

	Additional paid in capital	Unrealised gains/ (losses)	Reserve fund	General reserve	Exchange differences on translating foreign operations	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
				(a)	(b)
As at January 1, 2006	34,776	687	1,762	—	—	—	37,225
Issue of shares	26,820	—	—	—	—	—	26,820
Share issue expenses	(510)	—	—	—	—	—	(510)
Unrealised gains
—arising from available-for-sale securities during the period	—	25,093	—	—	—	—	25,093
—reclassification adjustment for losses included in income statement	—	(115)	—	—	—	—	(115)
—impact from available-for-sale securities on other assets and liabilities	—	(5,785)	—	—	—	—	(5,785)
Subtotal before tax	—	19,193	—	—	—	—	19,193

—tax on unrealised gains	—	(6,334)	—	—	—	—	(6,334)
Appropriation to reserve	—	—	974	—	—	—	974

Change in the year	26,310	12,859	974	—	—	—	40,143

As at December 31, 2006	61,086	13,546	2,736	—	—	—	77,368

Unrealised gains/(losses)
—arising from available-for-sale securities during the period	—	64,328	—	—	—	—	64,328
—reclassification adjustment for losses included in income statement	—	(14,658)	—	—	—	—	(14,658)
—impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	—	—	(10,568)
Subtotal before tax	—	39,102	—	—	—	—	39,102

—tax on unrealised gains	—	(8,159)	—	—	—	—	(8,159)
—arising from share of results of associates	—	(30)	—	—	—	—	(30)
Appropriation to reserve	—	—	3,752	2,792	—	—	6,544

Change in the year	—	30,913	3,752	2,792	—	—	37,457

As at December 31, 2007	61,086	44,459	6,488	2,792	—	—	114,825

Unrealised gains/(losses)
—arising from available-for-sale securities during the period	—	(61,534)	—	—	—	—	(61,534)
—reclassification adjustment for gains included in income statement	—	4,853	—	—	—	—	4,853
—impact from available-for-sale securities on other assets and liabilities	—	10,631	—	—	—	—	10,631
Subtotal before tax	—	(46,050)	—	—	—	—	(46,050)

—tax on unrealised losses	—	11,512	—	—	—	—	11,512
—arising from share of results of associates	—	291	—	—	—	—	291
Appropriation to reserve	—	—	3,801	1,009	—	—	4,810
Other	—	—	—	—	(1)	(9)	(10)

Change in the year	—	(34,247)	3,801	1,009	(1)	(9)	(29,447)

As at December 31, 2008	61,086	10,212	10,289	3,801	(1)	(9)	85,378

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(a)	Under relevant PRC law, the Company is required to transfer 10% of its net profit to statutory reserve fund. The Company appropriated 10% of net profit which is RMB1,009 million to statutory reserve fund for the year ended December 31, 2008. In May 2008, approved by Annual General Meeting, the Company appropriated 10% of net profit for the year ended December 31, 2007 which is RMB2,792 million to discretionary welfare fund. The total appropriation to discretionary reserve fund and statutory welfare fund in 2008 is RMB3,801 million (for the year ended December 31, 2007: RMB3,752 million).

(b)	Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by Ministry of Finance of People’s Republic of China on March 30, 2007, for the year ended December 31, 2008, the Company appropriated 10% of net profit which is RMB1,009 million ( for the year ended December 31, 2007: RMB2,792 million) to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB28,650 million as at December 31, 2008 (as at December 31, 2007: RMB31,881 million).

32    CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Pending lawsuits(b)	96	66

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between March 16, 2004 and May 14, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on January 19, 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. On September 3, 2008, the U.S. District Court for the Southern District of New York granted summary judgment to the Company, finding that the plaintiffs’ claims lacked merit and dismissed the complaint. The plaintiffs then filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit on October 14, 2008. Final resolution refers to Note 35. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

33    COMMITMENTS

(a) Capital commitments

i) Capital commitments for property, plant and equipment

	Group
	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Contracted but not provided for	878	310

ii) Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB180 million had been paid at December 31, 2008. The remaining RMB325 million will be paid when called.

(b) Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	Group
	As at December 31, 2008	As at December 31, 2007
	RMB million	RMB million
Land and buildings
Not later than one year	238	206
Later than one year but not later than five years	383	316
Later than five years	44	29

Total	665	551

The operating lease payments charged to the consolidated income statement for the year ended December 31, 2008 was RMB482 million (for the year ended December 31, 2007: RMB391 million).

34    ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

35    SUBSEQUENT EVENTS

In February 2009, the Company, AMC and CLIC entered into an agreement, whereby AMC’s share capital would increase RMB2,000 million, in form of cash injection and retained earnings conversion. The Company subscribed for RMB1,200 million, which is 60% of the additional capital. The subscription has been paid on February 16, 2009 in form of RMB1,080 million cash and RMB120 million retained earnings conversion. MOF approved the change of registered capital.

For the lawsuit described in Note 33 (a), on January 8, 2009, the plaintiffs filed a motion for voluntary dismissal of that appeal, which motion was granted by the Second Circuit Court on the same day, thus making the New York Southern District Court’s dismissal of their claims final.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

36    Reconciliation of HKFRS and United States generally accepted accounting principles (“US GAAP”)

(a) The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Difference between HKFRS and US GAAP, which may have significant impacts on consolidated net profit or loss and consolidated shareholders’ equity, are described below.

Impairment Reversal

The impairment reversal as disclosed in Note 21 is due to certain events occurring after the impairment was recognized. Under US GAAP, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited. For the year ended December 31, 2008, this difference results in a RMB1,834 million decrease in the US GAAP net profit and a corresponding RMB1,834 million increase to the US GAAP equity reserves balance.

Deferred Taxes and Tax Reversal

The tax rate changes as disclosed in Note 25(b) (ii) are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law or tax rates is recorded in equity as well. Under US GAAP, the impact of changes in tax rate or tax law is included in net income even if the original deferred taxes have been recognized in equity. For the year ended December 31, 2007, this difference results in a RMB4,746 million increase in the US GAAP net profit and a corresponding RMB4,746 million decrease to the US GAAP equity reserves balance. The event doesn’t have impact for the year ended December 31, 2008.

There are no other material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at December 31, 2008 and 2007.

(b) Disclosures under FAS 157

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 157, “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is recorded at fair value. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In February 2008, the FASB issued FSP 157-2, which delayed the effective date of FAS 157 for all non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies how FAS 157 should be applied when valuing securities in markets that are not active.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Group recognized financial assets at fair value through income and available-for-sale securities at fair value on a recurring basis in the balance sheet.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

The Group management is responsible for the determination of the value of the financial assets carried at fair value and the supporting methodologies and assumptions. With respect to debt securities that do not have market closing price from recent transactions, the management utilizes the fair value measurement for individual securities from the independent third-party valuation service provider, through the use of widely accepted valuation models. The inputs used by valuation service providers include, but are not limited to, interest rate yield curves, credit spreads and other market-observable information. The Group employs specific control processes to determine the reasonableness of the fair values of the Group’s financial assets. The control processes are designed to ensure that the value based on quoted prices or received from the valuation service provider are appropriate.

According to the FAS 157, the Group establishes a framework that includes a hierarchy used to classify the inputs used in measuring fair value for financial assets. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Group for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the asset being measured: i) sufficient frequency and volume, ii) current prices, iii) price quotes not varying substantially among market makers, iv) narrow bid or ask spreads, and v) most information publicly available. The Group’s Level 1 assets primarily include certain debt securities, equity securities and derivative contracts that are traded in an active exchange market or inter-bank market. Prices are obtained from readily available sources for market transactions involving identical assets.

Level 2: Fair value is based on significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include: i) quoted market prices for similar assets in active markets; ii) quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. The Group’s Level 2 assets include: certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Fair value provided by valuation service providers are subject to validation by management.

Under certain conditions, the Group may not received price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services include, but are not limited to market price from recently completed transactions, interest yield curves, credit spreads, currency rates as well as assumptions made by management based on judgements and experiences.

Level 3: Fair value is based on at least one or more significant unobservable inputs for the assets being measured. These unobservable inputs reflect the Group’s view about the assumptions used by market participants in pricing the assets being measured. The Group’s Level 3 assets primarily include: subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(i) The table below presents the balances of assets measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Debt securities
—available-for-sale securities	82,506	273,329	385	356,220
—at fair value through income (held-for-trading)	2,001	5,735	—	7,736
Equity securities
—available-for-sale securities	67,365	347	1,007	68,719
—at fair value through income (held-for-trading)	6,341	7	15	6,363

Total	158,213	279,418	1,407	439,038

(ii) The following tables provide a summary of the changes in fair value of Level 3 assets for the year of 2008, as well as the portion of gains or losses recorded in income for the year of 2008 related to the Level 3 assets that remained in the consolidated balance sheet at December 31, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Debt securities		Equity securities		Total
	Available- for-sales securities	Financial assets at fair value through income (held-for- trading)	Available- for-sales securities	Financial assets at fair value through income (held-for- trading)
As at January 1, 2008	300	—	153	—	453
Total gains/(losses) (realized/unrealized):
Included in earnings:
Net fair value losses on assets at fair value through income	—	—	—	(15)	(15)
Included in other comprehensive income	3	—	(121)	—	(118)
Net investment loss	(4)	—	—	—	(4)
Purchases and sales, issuance and settlements-net	—	—	328	—	328
Transfers in and/or out of Level 3	86	—	647	30	763

As at December 31, 2008	385	—	1,007	15	1,407

Change in unrealized gains or losses relating to assets still held at December 31, 2008 included in earnings and other comprehensive income	3	—	(121)	(15)	(133)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

(c) Disclosures about available-for-sale securities held continuously in an unrealized loss position for the time periods.

		As at December 31, 2008
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	Fair value	1,612	—	—	1,612
	Unrealized losses	(166)	—	—	(166)
		—	—	—
Government agency bonds	Fair value	14,552	300	74	14,926
	Unrealized losses	(483)	(4)	(3)	(490)
Corporate bonds	Fair value	4,486	2,114	3,162	9,762
	Unrealized losses	(84)	(29)	(57)	(170)
Subordinate bonds/debts	Fair value	977	—	—	977
	Unrealized losses	(15)	—	—	(15)
Equity securities	Fair value	25,230	10,897	—	36,127
	Unrealized losses	(5,943)	(5,205)	—	(11,148)

Total temporarily impaired securities	Fair value	46,857	13,311	3,236	63,404

	Unrealized losses	(6,691)	(5,238)	(60)	(11,989)

		As at December 31, 2007
		Less than 6 months	More than 6 months but less than 12 months	More than 12 months	Total
		RMB million	RMB million	RMB million	RMB million
Debt securities
Government bonds	Fair value	15,596	29,715	—	45,311
	Unrealized losses	(300)	(2,432)	—	(2,732)
Government agency bonds	Fair value	31,872	21,289	—	53,161
	Unrealized losses	(1,366)	(4,072)	—	(5,438)
Corporate bonds	Fair value	21,308	11,340	—	32,648
	Unrealized losses	(1,498)	(1,344)	—	(2,842)
Subordinate bonds/debts	Fair value	5,852	415	—	6,267
	Unrealized losses	(626)	(94)	—	(720)
Equity securities	Fair value	4,324	1	—	4,325
	Unrealized losses	(537)	—	—	(537)

Total temporarily impaired securities	Fair value	78,952	62,760	—	141,712

	Unrealized losses	(4,327)	(7,942)	—	(12,269)

Available-for-sale securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2008 was greater than their fair value, resulting in an unrealized loss. Unrealized losses in

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealized losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 71 debt securities positions and 270 equity securities positions were in an unrealized loss position at December 31, 2008 of which 49 debt securities and 191 equity securities positions were in a continuous loss position for less than 6 months, 4 debt securities and 113 equity security positions for more than 6 months but less than 12 months, 26 debt securities positions for more than 12 months.

(d) Comprehensive income

	2008	2007
	RMB million	RMB million
Net profit attributable to shareholders of the Company	19,443	43,625
Total other comprehensive income, unrealized gains, net of tax	(32,413)	26,167

Total comprehensive income	(12,970)	69,792

(e) Recently issued US accounting standards

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. Details of FAS 157 has been described in Note (b). The Group adopted FAS 157 on January 1, 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, and disclosed financial information under FAS 157 on the Group’s consolidated financial statement.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS 159 permits entities to choose to measure at fair value for certain financial instruments and certain other items those are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after November 15, 2007. The Group adopted this guidance on January 1, 2008 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In April 2007, the FASB issued FSP Interpretation (FIN) 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively to financial statements for all periods presented. The Group adopted this guidance on January 1, 2008 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

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

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing and presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group is currently assessing the impact on the Group’s consolidated financial position and results of operations.

In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. FAS 161 does not change the accounting treatment for derivative instruments. FAS 161 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently assessing the impact of this statement on the Group’s consolidated financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the Group’s consolidated financial position and results of operations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. FSP APB 14-1 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently evaluating the impact that FSP APB 14-1 will have on the Group’s consolidated financial position and results of operations.

In May 2008, the FASB issued FAS 163, Accounting for Financial Guarantee Insurance Contracts. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how FAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. This Statement does not apply to financial guarantee insurance contracts that would be within the scope of FAS 133. The standard will be effective for the Group beginning January 1, 2009. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. All prior period EPS data presented shall be adjusted retrospectively to conform to the provisions of this FSP. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB FIN 45; and Clarification of the Effective Date of FASB Statement 161” (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective but not applicable for the Group’s financial statements for the year ending December 31, 2008. The adoption of FSP 133-1 did not impact the Group’s results of operations, cash flows or financial position.

In September 2008, EITF Issued 08-07: “Accounting for Defensive Intangible Assets”. This issue applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for the Company’s financial statements for the year beginning on January 1, 2009. The Group is currently evaluating the impact that EITF 08-07 will have on the Group’s consolidated financial position and results of operations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2008

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Group is currently evaluating the impact that FSP APB 14-1 will have on the Group’s consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. It amends FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125” to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FIN 46 (revised December 2003) “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the first period ending after December 15, 2008, with earlier application encouraged. The Group is currently assessing the impact on the Group’s consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FIN 48-3 “Effective Date of FIN No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FIN 48, Accounting for Uncertainty in Income Taxes, for certain nonpublic enterprises. FSP FIN 48-3 is not applicable for the Group.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20”. FSP EITF 99-20-1 changed the guidance for the determination of whether an impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. FSP EITF 99-20-1 is effective for the Group’s financial statements for the year ending December 31, 2008. The adoption of FSP EITF 99-20-1 did not impact the Group’s results of operations, cash flows or financial position.