Form 20-F
period 2009-12-31
CHINA LIFE INSURANCE CO LTD
filed 2010-04-29
CIK 1268896

As filed with the Securities and Exchange Commission on April 29, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-31914

(Exact name of Registrant as specified in its charter)
China Life Insurance Company Limited
(Translation of Registrant’s name into English)
People’s Republic of China
(Jurisdiction of incorporation or organization)

16 Financial Street
Xicheng District
Beijing 100033, China
(Address of principal executive offices)
Yinghui Li
16 Financial Street
Xicheng District
Beijing 100033, China
Tel: (86-10) 6363-1191
Fax: (86-10) 6657-5112
Email: liyh@e-chinalife.com
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

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
None.
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2009, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S.GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Others ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

CHINA LIFE INSURANCE COMPANY LIMITED

i

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

CERTAIN TERMS AND CONVENTIONS
References in this annual report to “we”, “us”, “our”, the “Company” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life. References in this annual report to “AMC” mean China Life Asset Management Company Limited, the asset management joint venture established by us with CLIC on November 23, 2003. References to “CLPCIC” mean China Life Property and Casualty Insurance Company Limited, the property and casualty joint venture established by us with CLIC on December 30, 2006. References to “China Life Pension” mean China Life Pension Company Limited established by us, CLIC and AMC on January 15, 2007.
The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2007, the China Insurance Yearbook 2008, the China Insurance Yearbook 2009 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.
References to “A shares” mean the RMB ordinary shares which have been listed on the Shanghai Stock Exchange since January 9, 2007.
References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC. References to “CSRC” mean the China Securities Regulatory Commission. References to “PBOC” mean the People’s Bank of China. References to “SAFE” mean the State Administration of Foreign Exchange of the PRC. References to “SAIC” mean the State Administration for Industry and Commerce of the PRC.
References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean the New York Stock Exchange. References to “SSE” or “Shanghai Stock Exchange” mean the Shanghai Stock Exchange.
References to “IFRS” mean the International Financial Reporting Standards as issued by the International Accounting Standards Board, references to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean the Hong Kong Financial Reporting Standards, issued by the Hong Kong Institute of Certified Public Accountants, and references to “PRC GAAP” mean the PRC Accounting Standards for Business Enterprises (2006) applicable to companies listed in the PRC. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with IFRS.
References to “Renminbi” or “RMB” in this annual report mean the currency of the PRC, references to “U.S. dollars” or “US$” mean the currency of the United States of America, and references to “Hong Kong dollars”, “H.K. dollars” or “HK$” mean the currency of the Hong Kong Special Administrative Region of the PRC.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars in this annual report have been made at the rate of US$1.00 to RMB 6.8259, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2009 or at all.
Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
If there is any discrepancy or inconsistency between the Chinese names of the PRC entities in this annual report and their English translations, the Chinese version shall prevail.

PRESENTATION OF FINANCIAL INFORMATION
We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. These are our first annual consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB. Until and including our financial statements included in our annual reports on Form 20-F for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with HKFRS, with reconciliations to U.S. GAAP. The impact of the transition to IFRS from consolidated financial statements previously prepared in accordance with HKFRS on our equity as of January 1, 2008 and December 31, 2008 and our net profit for the year ended December 31, 2008, is detailed in Note 2.1 to our consolidated financial statements included elsewhere in this annual report. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S.GAAP.
As required by First Time Adoption of International Financial Reporting Standards, or IFRS 1, financial results of the year ended December 31, 2008 have been adjusted in accordance with IFRS and differ from the results reported previously.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.
Not applicable.

ITEM 3.	KEY INFORMATION.
A. SELECTED FINANCIAL DATA
Selected Historical Consolidated Financial Data
The following tables set forth our selected consolidated financial information for the periods indicated. We have derived the consolidated financial information from our audited consolidated financial statements included elsewhere in this annual report.
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Until and including our financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with HKFRS, with reconciliations to U.S. GAAP. As required by IFRS 1, financial results of the year ended December 31, 2008 have been adjusted in accordance with IFRS and differ from the results reported previously. See “Item 5. Operating and Financial Review and Prospects”.
We applied the accommodation provided by the SEC in respect of first-time application of IFRS and the following information is limited to our selected consolidated financial information as of and for the years ended December 31, 2008 and 2009 only.
You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes, “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report and the independent registered public accounting firm’s report.

	For the year ended December 31,
IFRS	2008	2009	2009
	RMB	RMB	US$
	(in millions except for per share data)

Consolidated Statement of Comprehensive Income

Revenues
Gross written premiums	265,656	275,970	40,430
Less: premiums ceded to reinsurers	(156)	(158)	(23)

Net written premiums	265,500	275,812	40,407
Net change in unearned premium reserves	(323)	(735)	(108)

Net premiums earned	265,177	275,077	40,299

Investment income	44,946	38,890	5,697
Net realized gains/(losses) on financial assets	(5,964)	21,244	3,112
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	(7,194)	1,449	212
Other income	3,420	2,630	385

Total revenues	300,385	339,290	49,706

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(89,659)	(74,858)	(10,967)
Accident and health claims and claim adjustment expenses	(7,641)	(7,808)	(1,144)
Increase in insurance contracts liabilities	(134,649)	(154,372)	(22,616)
Investment contract benefits	(1,931)	(2,142)	(314)
Policyholder dividends resulting from participation in profits	(1,671)	(14,487)	(2,122)
Underwriting and policy acquisition costs	(24,200)	(22,936)	(3,360)
Administrative expenses	(16,652)	(18,719)	(2,742)
Other operating expenses	(3,409)	(2,390)	(350)
Statutory insurance fund	(558)	(537)	(79)

Total benefits, claims and expenses	(280,370)	(298,249)	(43,694)

Share of results of associates	(56)	704	103
Net profit before income tax expenses	19,959	41,745	6,116
Income tax expenses	(685)	(8,709)	(1,276)

Net profit	19,274	33,036	4,840

Attributable to:
- Shareholders of the Company	19,137	32,881	4,817
- Minority interests	137	155	23
Basic and diluted earnings per share(1)	0.68	1.16	0.17

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities	(61,622)	39,470	5,782
Reclassification adjustment for gains included in profit or loss	4,878	(21,040)	(3,082)
Impact from available-for-sale securities on other assets and liabilities	11,702	(3,999)	(586)
Share of other comprehensive income/(loss) of associates	291	(70)	(10)
Others	(3)	—	—
Income tax relating to components of other comprehensive income/(loss)	11,260	(3,607)	(528)
Other comprehensive income/(loss) for the year	(33,494)	10,754	1,575
Total comprehensive income/(loss) for the year	(14,220)	43,790	6,415
Attributable to
- Shareholders of the Company	(14,316)	43,626	6,391
- Minority interests	96	164	24

(1)	Numbers for the years ended December 31, 2008 and December 31, 2009 are based on the weighted average number of 28,264,705,000 shares in issue during such years.

	As of December 31,
IFRS	2008	2009	2009
	RMB	RMB	US$
	(in millions)

Consolidated Statement of Financial Position

Assets
Property, plant and equipment	16,720	17,467	2,559
Investments in associates	7,891	8,470	1,241

Financial assets
Held-to-maturity securities	211,929	235,099	34,442
Loans	17,926	23,081	3,381
Term deposits	228,272	344,983	50,540
Statutory deposits—restricted	6,153	6,153	901
Available-for-sale securities	424,939	517,499	75,814
Securities at fair value through income	14,099	9,133	1,338
Accrued investment income	13,149	14,208	2,081
Premiums receivables	6,433	6,818	999
Reinsurance assets	940	832	122
Other assets	4,957	6,317	925
Cash and cash equivalents	34,085	36,197	5,303

Total assets	987,493	1,226,257	179,648

Liabilities and equity

Liabilities

Insurance contracts	662,865	818,164	119,862
Financial liabilities
Investment contracts	65,063	67,326	9,863
Securities sold under agreements to repurchase	11,390	33,553	4,916
Policyholder dividends payable	43,178	54,587	7,997
Annuity and other insurance balances payable	4,980	5,721	838
Premiums received in advance	1,811	1,804	264
Other liabilities	11,057	11,978	1,755
Deferred tax liabilities	10,344	16,361	2,397
Current income tax liabilities	1,668	3,850	564
Statutory insurance fund	266	137	20

Total liabilities	812,622	1,013,481	148,476

Shareholders’ equity
Share capital	28,265	28,265	4,141
Reserves	84,447	102,787	15,058
Retained earnings	61,235	80,020	11,723

Total shareholders’ equity	173,947	211,072	30,922

Minority interests	924	1,704	250

Total equity	174,871	212,776	31,172

Total liabilities and equity	987,493	1,226,257	179,648

Exchange Rate Information
We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.8259 to US$1.00, the noon buying rate on December 31, 2009 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
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
The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hong Kong and Shanghai Banking Corporation Limited, Standard Chartered Bank and the Bank of China, certificates of debts, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$7.80 to US$1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of debts to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.
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
The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 23, 2010, the exchange rates were US$ 1.00 to RMB 6.8270 and US$ 1.00 to HK$7.7628, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2009	6.8292	6.8248	7.7502	7.7495
November 2009	6.8300	6.8255	7.7501	7.7495
December 2009	6.8299	6.8244	7.7572	7.7495
January 2010	6.8295	6.8258	7.7752	7.7539
February 2010	6.8330	6.8258	7.7716	7.7619
March 2010	6.8270	6.8254	7.7648	7.7574
April 2010 (through April 23, 2010)	6.8275	6.8229	7.7672	7.7565

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2005, 2006, 2007, 2008, 2009 and 2010 (through April 23, 2010) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per		RMB per
	US$	HK$ per US$	US$	HK$ per US$
2005	8.0702	7.7533	8.1826	7.7755
2006	7.8041	7.7771	7.9579	7.7685
2007	7.2946	7.7984	7.6072	7.8008
2008	6.8225	7.7499	6.9477	7.7814
2009	6.8259	7.7536	6.8295	7.7513
2010 (through April 23, 2010)	6.8270	7.7628	6.8264	7.7640
B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
D. RISK FACTORS
Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
Risks Relating to Our Business
Our growth is dependent on our ability to attract and retain productive agents.
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
If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.
Commercial banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been particularly focusing on commercial banks and banking operations of post offices as one of their main distribution channels. We do not have exclusive arrangements with any of the commercial banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks or banking operations of post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

Agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.
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
Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals.
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
We are exposed to changes in interest rates.
Changes in interest rates may affect our profitability.
Our profitability is affected by changes in interest rates. During the year 2008, in light of the global economic downturn, the PBOC reduced the interest rate on one year deposits significantly from 4.14% to 2.25% in an effort to bolster the economy. The interest rate remained unchanged in the year 2009. The Chinese government may take further measures, including reducing interest rates further, which may reduce the income we realize from our investments, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

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
Because of the general lack of long-term fixed income securities in the Chinese capital markets and the restrictions on the types of investments we may make, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.
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

Our investments are subject to risks.
We are exposed to potential investment losses if there is an economic downturn in China.
Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and as of December 31, 2009, approximately 98.8% of our total investment assets were in China. In particular, as of December 31, 2009, approximately 49.7% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 28.6% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 32.5% were placed with the four largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.
We may incur foreign exchange and other losses for our investments denominated in foreign currencies.
A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 28 million (US$4 million) in foreign exchange losses for the year ended December 31, 2009, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.
Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. Except the aforementioned approval obtained in 2005, we have not obtained any approval to settle any portion of our assets held in foreign currencies into the Renminbi, and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.
Defaults on our debt investments may materially and adversely affect our profitability.
Approximately 49.7% of our investment assets as of December 31, 2009 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited.
Our premiums have grown rapidly during the last three years. As a Chinese life insurance company we are subject to significant restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. Until 2004, Chinese life insurance companies were allowed to invest their funds only in Chinese bank deposits, Chinese government bonds, domestic corporate bonds and securities investment funds. These asset classes historically have yielded a comparatively low return on investment. Since 2004, the investment channels of Chinese life insurance companies have been broadened to permit investment in bank deposits, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt, other bonds and debt as approved by relevant government agencies, policy loans, Chinese securities investment funds, RMB-denominated common shares listed on PRC stock exchanges, indirect investments in infrastructure projects, equity interests of non-listed Chinese commercial banks, repurchase and resale agreements, overseas investments and other investment channels as approved by the State Council, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability.
The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.
We had RMB 179,405 million (US$26,283 million) invested in equity securities, among which RMB 165,835 million (US$24,295 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China, as of December 31, 2009. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s securities exchanges. Some of our investments in securities investment funds are publicly traded, but we also invest in non-publicly traded securities investment funds. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.
Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.
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

Differences in future actual operating results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially affect our earnings.
Our earnings depend significantly upon the extent to which our actual operating results are consistent with the relevant assumptions used in setting the prices for our products and establishing the reserves in our financial statements. Our assumptions include those for discount rate, mortality, morbidity, expenses and lapse rate, as well as certain macro-economic factors. To the extent that trends in actual experiences are less favorable than our underlying assumptions used in establishing these reserves, and these trends are expected to continue in the future, we could be required to increase our reserves. Any such increase could have a material adverse effect on our profitability and, if significant, our financial condition.
We establish the reserves for obligations of future policies based on the expected payout of benefits, calculated through the use of assumptions for discount rate, mortality, morbidity, expenses and lapse rate, as well as certain macro-economic factors. These assumptions are based on our previous experience and data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these reserves or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review and update the assumptions used to evaluate the reserves periodically, and establish the reserves for insurance policies based on such assumptions. Standards with respect to the calculation and presentation of reserves are still evolving, and any changes in the future may also impact our earnings and presentations of financial statements. We record changes in our reserves in the period the reserves are established or re-estimated. If the reserves originally established for future policy benefits prove inadequate or excessive, we must increase our reserves established for future policy benefits, which may have a material effect on our earnings and our financial condition.
We have data available for a shorter period of time than do insurance companies operating in some other countries and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapse rate, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.
Our risk management and internal reporting systems, policies and procedures may leave us exposed to unidentified or unanticipated risks, which could materially and adversely affect our businesses or result in losses.
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
Catastrophes could materially reduce our earnings and cash flow.
We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods, fires and epidemics, such as severe acute respiratory syndrome, or SARS. For example, the snow disaster in South China and Wen Chuan earthquake in 2008 increased our current claims payments. In 2008, our claims payments for the snow disaster and for the earthquake were approximately RMB 11.916 million (US$1.747 million) and RMB 153 million (US$22 million), respectively.
We establish liabilities for claims arising from a catastrophe only after assessing the exposure and damages arising from the event. We do not currently carry catastrophe reinsurance to reduce our catastrophe exposure. Such an event could have a material adverse effect on us.
Current or future litigation and regulatory procedures could result in financial losses or harm our businesses.
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
In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no universal standard which defines the form, calculation method or presentation format of the embedded value of an insurance company. Assumptions used in embedded value calculations include discount rate, mortality, morbidity, expenses and surrender rate, as well as certain macro-economic factors. These assumptions may deviate significantly from our actual experience. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.
Risks Relating to the PRC Life Insurance Industry
We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business.
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
Competition among domestic life insurance companies is increasing.
Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 65% of the individual and group life insurance premiums in China in 2008, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China increased from 40% in 2007 to 43% in 2008. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing, Shanghai, Qingdao and Dalian in 2008. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.
Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25.0% interest. Until December 11, 2004, foreign-invested life insurance companies were permitted to operate only in specified cities and may not offer group life insurance, health insurance and annuities or other pension-like products. As a result of these and other restrictions on foreign-invested life insurance companies operating in China, foreign-invested insurers accounted for less than 3% of the nationwide market share of life insurance products in 2004, although some have already gained significant market shares in the life insurance market in some areas in China. However, these barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which has allowed foreign insurers to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, they had respective life insurance market shares of approximately 18%, 11% and 13% in 2008. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.
We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.
In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:
•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 52 property and casualty insurers as of December 31, 2009. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

All of our individual agents are required to obtain qualification certificates and all of our institutional insurance agencies and brokers are required to obtain permits and be registered. If a substantial number of our individual agents, institutional insurance agencies and brokers fail to meet these qualification and registration requirements or this failure results in policyholders canceling their policies, our business may be materially and adversely affected.
Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.2% of our individual agents had not obtained such a certificate as of December 31, 2009. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent is licensed, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.
Institutional insurance agents and insurance brokers are required under the PRC insurance law to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CIRC. It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of industry and commerce with the permits issued by the CIRC. We cannot assure you that all of our institutional agents would obtain such licenses, and the enforcement of this requirement could adversely affect the composition and effectiveness of our distribution system, which could have a material adverse effect on our business.
The further development of regulations in China may impose additional costs and restrictions on our activities.
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
Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth.
We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2009 was 303.59%. While our solvency ratio is currently above the required ratio of 100%, if we continue to grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Risks Relating to the Restructuring
CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our other existing investors own.
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
The transfer of policies to us by CLIC and/or the separation of assets between CLIC and us may be subject to challenge.
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
We do not hold exclusive rights to the trademarks in the “China Life” name (in English and Chinese), the “ball” logos and other business related slogans and logos, and CLIC, which owns these trademarks, may take actions that would impair the benefits we derive from their use.
We conduct our business under the “China Life” brand name, the “ball” logos and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us and our branches a royalty-free license to use these trademarks.

Although CLIC has undertaken in a non-competition agreement with us not to compete with us in China, without our prior consent in writing, in any life, accident and health insurance and any other businesses in China which may compete with our insurance business, CLIC, its subsidiaries and affiliates are permitted to use the brand name and logo in their own businesses, including life insurance business outside China and any other businesses they may enter into in the future within China, including property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses. In addition, they are not precluded from taking actions that may impair the value of the brand name, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”. The China Life brand name and our reputation could be materially harmed if CLIC fails to make payments when due on outstanding policies retained by CLIC in the restructuring or new policies written by CLIC after the restructuring, if CLIC reduces the rates of return payable on policies retained by CLIC or if CLIC is placed into receivership.
As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests.
We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of the date of this annual report, CLIC holds approximately 68.37% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As a majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.
CLIC may direct business opportunities elsewhere.
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
CLIC also may engage in insurance business in other regions outside of China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over any business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.
In addition, while we provide policy administration and other services to CLIC for the policies retained by CLIC in the restructuring, and provide investment management services to CLIC through our asset management subsidiary, these agreements can be terminated with notice or upon expiration. If CLIC were to terminate its policy administration and asset management arrangements with us and our asset management subsidiary respectively, our loss of fees could materially and adversely affect us.

Risks Relating to the People’s Republic of China
China’s economic, political and social conditions, as well as government policies, could affect our business.
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
In 2008, China saw a decline in growth due to the global economic crisis, which prompted the Chinese government to take certain measures, including reducing the interest rate on one year term deposits, a key benchmark rate, from 4.14% to 2.25%, in an effort to encourage corporate and consumer spending. In 2009, the Chinese government continued its stimulus measures. Some of these measures benefit the overall economy of China but may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate policies, tax regulations, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.
The PRC legal system has inherent uncertainties that could limit the legal protections available to you.
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

Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China.
In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and ADSs and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China. However, to our knowledge, no action has been brought in China by any holder of shares issued by a Chinese company to enforce an arbitral award. As a result, we are uncertain as to the outcome of any action brought in China to enforce an arbitral award made in favor of holders of H shares and ADSs.
The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders.
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
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based on U.S. or other foreign laws against us, our management and some of the experts named in the annual report.
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
Holders of H shares may be subject to PRC taxation.
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
Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results.
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
The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 23, 2010, the Renminbi has appreciated by approximately 18.8%. We had approximately RMB 28 million (US$4 million) foreign exchange losses for the year ended December 31, 2009, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law.
Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference in the amount of our after-tax profits in 2009 calculated under PRC GAAP or IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.
Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
We were formed as a joint stock company pursuant to the PRC company law on June 30, 2003 under the corporate name of in connection with the restructuring.
General Information
Our principal executive offices are located at 16 Financial Street, Xicheng District, Beijing 100033, China. Our telephone number is (86-10) 6363-3333. Our website address is www.e-chinalife.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
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
In connection with the restructuring:
•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the applicable reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date.

•	Cash, specified investment assets and various other assets were also transferred to us.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident and health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and business were transferred to us. Some management and personnel remained with CLIC.

•	CLIC retained the trademarks used in our business, including the “China Life” name in English and Chinese and the “ball” logos, and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to any other third parties. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices. See “Item 7. Major Shareholders and Related Party Transactions”.
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
See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.
Developments After Restructuring
On November 23, 2003, we established an asset management joint venture, AMC, with CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. On January 15, 2007, we established a pension insurance joint venture, China Life Pension, with CLIC and AMC.
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

In December 2006, we issued 1,500,000,000 new ordinary domestic shares through public offering on the SSE at the offering price of RMB 18.88 per share, raising RMB 28,320 million in aggregate gross proceeds. The A shares have been listed on the SSE since January 9, 2007. Prior to the offering, CLIC held 19,323,530,000 ordinary domestic shares, or CLIC A shares, which have been registered with the China Securities Depository and Clearing Corporation Limited as circulative A shares with restrictive trading following the A share offering. CLIC has undertaken that for a period of 36 months commencing on January 9, 2007 it will not transfer or put on trust the CLIC A shares held by it or allow such CLIC A shares to be repurchased by China Life. On January 11, 2010, 19,323,530,000 CLIC A shares were released from trading restrictions. Of this amount, 150,000,000 shares remain frozen in accordance with relevant Chinese regulations.
We incurred capital expenditures of RMB 2,456 million (US$ 360 million), RMB 2,127 million and RMB 1,910 million in 2009, 2008 and 2007, respectively. These capital expenditures mainly comprised of the addition of properties and electronic equipment.
B. BUSINESS OVERVIEW
We had nearly 115 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2009. We also offer accident and short-term health insurance policies to individuals and groups. The guaranteed rate of return for life insurance products has been capped at 2.50% by the CIRC since June 1999. As of December 31, 2009, the average guaranteed rate of return of the products we offered was 2.4%. For the financial year ended December 31, 2009, our lapse rate was approximately 2.54%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 93.66% for 14 months after issuance and 87.44% for 26 months after issuance.
Individual Life Insurance
We are the leading provider of individual life insurance and annuity products in China. We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 777,000 exclusive agents operating in approximately 19,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Gross written premiums generated by our individual life insurance products, including long-term health and long-term accident insurance products, totaled RMB 261,715 million (US$38,341 million) for the year ended December 31, 2009 and RMB 252,130 million for the year ended December 31, 2008, constituting 94.8% and 94.9% of our total gross written premiums for those periods. The figure for 2009 represented a 3.8% increase from 2008.
The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended			Annual
	December 31,			growth rate
	2008	2009	2009	(2008-2009)
	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums	252,130	261,715	38,341	3.8%
Individual life liabilities of insurance contracts	654,037	808,591	118,459	23.6%
Individual life liabilities of investment contracts	10,928	14,579	2,136	33.4%

Products
We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance and annuity products consist of whole life and term life insurance, endowment insurance and annuities. The financial results of our long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment.
We offer both non-participating and participating products. There were approximately 71.37 million non-participating policies and 44.11 million participating policies as of December 31, 2009, among which approximately 52.63 million non-participating policies and 37.94 million participating policies are offered to individuals. We and CLIC have not incurred negative spread on these and other policies transferred to us in the restructuring, as the average investment returns we have been able to generate have been higher than their guaranteed rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We are exposed to changes in interest rates”. The holder of a participating product is entitled to share a portion of our distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products.
The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,
	2008	2009	2009
	RMB	RMB	US$
	(in millions)
Gross written premiums
Whole life and term life insurance	35,729	38,665	5,664
Endowment	188,099	184,841	27,079
Annuities	28,302	38,209	5,598
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
Hong Feng Endowment and Hong Fu Endowment have generated the most income for participating endowment products in 2009. Hong Feng Endowment had RMB 59,229 million (US$8,677 million) of net premiums in 2009, representing 22.63% of net premiums of our individual life insurance business. Hong Fu Endowment had RMB 54,919 million (US$8,046 million) of net premiums in 2009, representing 20.98% of total gross written premiums of our individual life insurance business. The net premiums earned from our participating endowment products decreased by RMB 3,726 million, or 2.2%, to RMB 166,915 million (US$24,453 million) in 2009 from RMB 170,641 million in 2008.

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
Universal Life Products
Universal life products are life insurance policies with flexible premium and benefit amounts. For each universal life policy, we establish a separate account and determine the interest credit rate, mortality and expense charges specifically for such account. The benefits of universal life products are linked to the account value of each separate account.
We began the sale of universal products in certain provinces on a trial basis since 2005. In 2009, we sold universal products in most provinces of the PRC.
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
We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 777,000 exclusive agents operating in approximately 19,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 97,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance
We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 12,700 direct sales representatives operating in more than 2,700 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Gross written premiums generated from our group life insurance and annuity products totaled RMB 190 million (US$28 million) for the year ended December 31, 2009 and RMB 340 million for the year ended December 31, 2008, constituting 0.07% and 0.13% of our total gross written premiums for each respective year. The figure for 2009 represented a 44.1% decrease from 2008. This decrease was primarily due to the adjustment of our business development strategies to focus more on the development of risk-type insurance products and to reduce the proportion of group annuity products.
The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended			Annual
	December 31,			growth rate
	2008	2009	2009	(2008-2009)
	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums	340	190	28	(44.1%)
Group life liabilities of insurance contracts	811	632	93	(22.1%)
Group life liabilities of investment contracts	54,135	52,747	7,727	(2.6%)
Products
We offer group annuity products and group whole life and term life insurance products to enterprises and institutions. We bundle these products to serve as part of our group customers’ overall employee benefit plans. We also market each group product as an independent product. We believe we are the market leader in the development of group annuity products.
The following table sets forth selected financial information regarding our group life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,
	2008	2009	2009
	RMB	RMB	US$
	(in millions)
Gross written premiums:
Group annuities	41	18	3
Group whole life and term life insurance	299	172	25
Group Annuities
In our non-participating group annuities, interest on an annuitant’s deposits is credited to each participating employee’s personal account.

We also offer participating group annuities. In our participating group annuities, interest on an annuitant’s deposits is either credited to the participating employee’s personal account or credited to the participating employee’s personal account as well as the employer’s group account, calculated at a guaranteed interest rate set at the time the product is priced, subject to a cap fixed by the CIRC, which currently is 2.50%. The annuitant is entitled to share a portion of our distributable earnings derived from our participating products, as determined by us based on formulas prescribed by the CIRC, in excess of the rate we guarantee to participating employees.
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
Short-term Insurance
We offer a broad array of short-term insurance products, including short-term accident insurance and short-term health insurance products, in China.
The following table sets forth selected financial and other data regarding our short-term accident insurance and short-term health insurance businesses as of the dates or for the periods indicated. The financial results of our long-term health insurance and long-term accident insurance businesses are reflected in our individual and group life insurance business segments, respectively. See “—Individual Life Insurance” and “—Group Life Insurance”.

	As of or for the year ended			Annual
	December 31,			growth rate
	2008	2009	2009	(2008-2009)
	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	6,221	7,076	1,037	13.7%
Short-term health insurance premiums	6,965	6,989	1,024	0.3%
Accident and health reserves for claims and claim adjustment expenses (gross)	2,780	2,944	431	5.9%
Accident and health insurance unearned premium reserves (gross)	5,237	5,997	879	14.5%

Accident insurance
We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 7,076 million (US$1,037 million) for the year ended December 31, 2009 and RMB 6,221 million for the year ended December 31, 2008, constituting 2.56% and 2.34% of our total gross written premiums for those periods.
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
We use our individual and group product distribution channels to market our accident products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. Our direct sales representatives market our short-term individual accident products to employees of our institutional customers.

Health insurance
We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB 6,989 million (US$1,024 million) for the year ended December 31, 2009 and RMB 6,965 million for the year ended December 31, 2008, constituting 2.53% and 2.62% of our total gross written premiums for those periods. The figure for 2009 represented a 0.3% increase from 2008.
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

Product Development
In 2009, in line with our general development strategy, we developed and introduced 40 new products, including 14 long-term insurance products consisting of eight life insurance products and six health insurance products; 26 short-term insurance products consisting of 11 accident insurance products, 13 health insurance products and two life insurance products with a term of one year.
With respect to long-term insurance products, we developed and introduced, among others:
•	for individual insurance distribution channels, the upgraded and modified Kang Ning Whole Life and Kang Ning Term Life products. Three types of products — Kang Ning Whole Life Major Disease Insurance, Kang Ning Term Life Major Disease Insurance and Kang Ning Supplemental Endowment Insurance — expand the coverage and increase the level of protection. The Fu Lu Participating series, such as Fu Lu Shuang Xi Participating Endowment and Fu Lu Zun Xiang Participating Endowment, enhances the product’s wealth management and protective function. A new generation children participating product, Fu Xing Children Participating Endowment, improves the product’s protective function. In addition, we also developed our first adjustable participating endowment product, Fu Rui Participating Life Endowment, to satisfy the needs of a particular group of customers;

•	the Hong Ying Participating Endowment product, to be marketed through commercial banks, which extends the insurance and payment period and satisfies the broad insurance needs of consumers;

•	our first group whole life major disease insurance product, Kang Zhong Whole Life Major Disease Insurance, to be marketed through group insurance channels; and

•	the Hong Kang Participating Endowment (Class A) and Hong Kang Supplemental Major Disease Prepayment Insurance (Class A), to be marketed through telephone sales.
With respect to short-term insurance products, we introduced a series of supplemental rural micro-insurance, Supplemental Rural Accident Compensation Group Medical Micro-insurance, Supplemental Rural Transportation Accident Compensation Medical Micro-insurance and Supplemental Rural Accident Compensation Medical Micro-insurance, to meet the insurance needs of the large number of people in rural areas. Based on existing transportation-type products, we developed a series of Tong Tai transportation accident products: Tong Tai Transportation Accident Insurance (Class A), Tong Tai Transportation Accident Insurance (Class B), Tong Tai Supplemental Transportation Accident Compensation Medical Insurance and Tong Tai Supplemental Transportation Accident In-Patient Fixed Payment Medical Insurance.
Distribution Channels
We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 777,000 exclusive agents operating in approximately 19,000 field offices for our individual products and more than 12,700 direct sales representatives in more than 2,700 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 97,000 outlets of commercial banks, banking operations of post offices and savings cooperatives as of the end of December 2009, which was an increase from 2008. This increase was because we further strengthened our cooperation with non-state-owned banks and foreign banks. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force
Our exclusive agent force of approximately 777,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.
The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2007	2008	2009
Number of exclusive agents (approximately)	638,000	716,000	777,000
Number of field offices	15,500	16,813	19,000
Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 716,000 as of the end of 2008 to 777,000 as of the end of 2009. This increase was due to our improved hiring and training process and increased retention rate of our exclusive agents. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.
Beginning in 2006, we also accelerated the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company).
Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters — Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we and members of our management may face sanctions if we retain individual agents without CIRC qualification certificates and underwriting certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2009, approximately 99.8% of our individual agents had obtained such a certificate.
We supervise and provide training to our exclusive agents through more than 9,000 supervisors and more than 1,800 full-time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.
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
Our direct sales force of approximately 12,700 direct sales representatives are full time employees and operate in more than 2,700 branch offices across China.
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

Intermediaries
We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 97,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, as well as insurance agencies and insurance brokerage companies.
Bancassurance
We have bancassurance arrangements with major banks, savings cooperatives and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Bancassurance is a steady growing channel, and we will continue to dedicate substantial resources, through our bancassurance department, to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with several banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.
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
Currently, the market of dedicated insurance agencies and insurance brokerage companies in China remains generally underdeveloped. We expect that the dedicated insurance agencies and insurance brokerage companies will not generally become effective distribution channels in the near future.
Competition
Our nearest competitors are Ping An and China Pacific Life.
•	In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 65% of total individual life insurance premiums in 2008. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, Ping An, China Pacific Life and we collectively represented 63% of total group life insurance premiums in 2008. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our relationships and reputation among large companies and institutions in China.

•	In the accident insurance market, Ping An, China Pacific Life and we collectively represented 80% of total accident premiums in 2008. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An, China Pacific Life and we collectively represented 53% of total health premiums in 2008. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.
The following table sets forth market share information for the year ended December 31, 2008, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Individual
	life	Group life	Accident	Health	Total
	premiums	premiums	premiums	premiums	premiums
	market share	market share	market share	market share	market share
China Life	43%	44%	48%	19%	39%
Ping An Insurance Company of China, Ltd.	13%	9%	15%	28%	13%
China Pacific Life Insurance Co. Ltd.	9%	10%	17%	6%	9%
New China Life Insurance Co. Ltd.	8%	3%	3%	5%	7%
Tai Kang Life Insurance Co. Ltd.	8%	13%	3%	3%	8%
Others(1)	19%	21%	14%	39%	24%

Total	100%	100%	100%	100%	100%

(1)	Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Hua Tai Life Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., China CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA and CMC Life Insurance Co., Ltd., Nissay-SVA Life, Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and Shanghai, Guangdong, Shenzhen, Beijing, Jiangsu, Dongguan and Jiangmen branches of American International Assurance Co., Ltd., Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Jiahe Life Insurance Co., Ltd., Reward Health Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatag Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Pingan Pension Co., Ltd., Pingan Health Insurance Co., Ltd. and Guohua Life Insurance Co., Ltd..

Source:	China Insurance Yearbook 2009
We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 59 licensed life insurance companies in China as of December 31, 2007, 64 as of December 31, 2008 and 59 as of December 31, 2009. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.
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
Business Management
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
We deliver customer services primarily through customer service units operating in our branch offices and in field offices throughout China and a sophisticated telephone call center network. We take advantage of alternative customer services channels, such as cell phone messages and the Internet, complementing the customer services provided by our customer service units and the call center network. We also established a specialized customer service department in 2006 to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.
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
We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2009, for six consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. During the 29th Olympic Games in 2008, our 95519 call center, which provided volunteer services for the Minnan dialect calls for the Olympic audience, was awarded the “Excellent Organization of Olympic Volunteers Award”. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through test calls to the call centers and operation reports on the call centers.
Cell phone message services
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
Supplementary services
To allow our customers to enjoy superior service and enhance their service experience, we provide several types of supplementary services while continue to provide quality basic insurance services.
In 2007, we launched for the first time the “China Life 1+N” service brand, which covers all areas of services we provide to our customers, including over 50 types of basic policy-related services and several types of supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” for three consecutive years.
Beginning in 2009, we were the first in the industry to issue the customer service card, China Life Crane Card, to all of our customers nationwide. Cardholders will not only enjoy more convenient and expedited insurance services, they will also enjoy many value-added services.
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
We generally evaluate the risk characteristics of each prospective insured. Requests for coverage are reviewed on their merits, and a policy is not issued unless the particular risk or group has been examined and approved for underwriting.
We have different authorization limits and procedures depending on the amount of the claim. We also have authorization limits for personnel depending on their level of qualifications.

In order to maintain high standards of underwriting quality and consistency, we engage in periodic internal underwriting audits.
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
Claims Management
We manage the claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will verify if all materials supporting the claim have been submitted; if so, the claim and its materials will be forwarded to the liability department to confirm liability and to determine whether a claim investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the policyholder will be calculated, and the claim will be paid upon completion of the re-verification and approval procedure.
We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by claims management bodies at all levels of our organization; expense mechanisms linking payout ratios of short-term insurance policies; and expense ratios of branches. Except for some health insurance claims below a certain amount, verification of claims by two staff members is also required. We also periodically provide training to our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.
Reinsurance
We have entered into various reinsurance agreements with China Life Reinsurance Company Limited, or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual risks and group risks. In general, individual risks are primarily reinsured either on a surplus basis, whereby we are reinsured for risks above a specified amount, or on a percentage basis. Under our reinsurance policy, the specified amount above which the risks are reinsured varies among different types of insurance products. Our group risks are generally reinsured either on a surplus basis or on a percentage basis. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated with respect to new business thereunder by either party on a date agreed by both parties with three to six months notice.
We have also entered into reinsurance agreements separately with the Beijing branch of Munich Reinsurance Company, the Beijing branch of Swiss Reinsurance Company Limited and the Shanghai branch of German Cologne Reinsurance Company Limited.

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
Reserves of Insurance Contracts
For all of our insurance contracts, we establish, and carry as liabilities, actuarially determined amounts that are calculated to meet our obligations to policyholders under our insurance contracts.
Financial statement reserves
Our reserves for financial reporting purposes are calculated based on the best estimated amounts required to be paid by the insurers to fulfill the relevant obligations under insurance contracts. We have considered margin and time value on the reserve calculation for insurance contracts. We expect these reserve amounts, along with future premiums to be received on insurance contracts and investment earnings on these amounts, to be sufficient to meet our obligations to policyholders under our insurance contracts.
We establish the liabilities to meet our obligations under our insurance contracts based on our best estimates of future payouts, premiums and relevant expenses. We have considered margin in the establishment of such liabilities. Our assumptions for calculating reserve amounts include assumptions for mortality, morbidity, lapse rate, expenses and discount rate. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review theses assumptions periodically, based on analysis of historical experiences and expectations of future developments. We evaluate our liabilities based on reviewed assumptions. To the extent that actual experiences deviate significantly from our assumptions used to establish these liabilities, and these deviations are expected to continue in the foreseeable future, we may be required to increase or decrease our liabilities. This increase or decrease could have a material effect on our profitability and, if significant, our financial condition.
Statutory reserves
We are required under China’s insurance law to report insurance reserves for regulatory purposes in the solvency reports. The minimum levels of these reserves are based on methodologies and assumptions mandated by the CIRC. We also maintain assets in excess of policy reserves to meet the solvency requirements under CIRC regulations.
See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Differences in future actual operating results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially and adversely affect our earnings”.

Investments
As of December 31, 2009, we had RMB 1,172,145 million (US$171,720 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums in bank deposits, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt, other bonds and debt as approved by relevant government agencies, policy loans, Chinese securities investment funds, RMB-denominated common shares listed on PRC stock exchanges, indirect investments in infrastructure projects, equity interests of non-listed Chinese commercial banks, repurchase and resale agreements, overseas investments and other investment channels as approved by the State Council.
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
AMC, the asset management joint venture established by us and CLIC, manages substantially all of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”.
The following table summarizes information concerning our investment assets as of December 31, 2007, 2008 and 2009.

	As of December 31,
	2007		2008		2009
	Carrying	% of	Carrying	% of	Carrying	% of
	value	total	value	total	value	total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	25,317	3.0%	34,085	3.6%	36,197	3.1%
Term deposits (excluding structured deposits)	164,248	19.3%	225,367	24.0%	344,710	29.4%
Structured deposits	4,346	0.5%	2,905	0.3%	273	0.0%
Statutory deposits—restricted	5,773	0.7%	6,153	0.7%	6,153	0.5%

Debt securities, held-to-maturity	195,703	23.0%	211,929	22.6%	235,099	20.1%
Debt Securities, available-for-sale	241,382	28.4%	356,220	38.0%	340,825	29.1%
Debt securities, financial assets at fair value through income (held-for-trading)	6,096	0.7%	7,736	0.8%	6,391	0.5%
Debt securities	443,181	52.1%	575,885	61.4%	582,315	49.7%

Loans	7,144	0.8%	17,926	1.9%	23,081	2.0%

Equity securities, available for sale	176,133	20.7%	68,719	7.3%	176,674	15.1%
Equity securities, financial assets at fair value through income (held-for-trading)	19,014	2.2%	6,363	0.7%	2,742	0.2%
Equity securities	195,147	23.0%	75,082	8.0%	179,416	15.3%

Resale agreements	5,053	0.6%	—	—	—	—
Total investment assets	850,209	100%	937,403	100%	1,172,145	100%

Average cash and investment assets balance	768,507		893,806		1,054,774

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
We believe we have a relatively low credit risk, because we are limited in the types of investments we may make. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures.
We are subject to market valuation risk, particularly because of the relative lack of stability of China’s bond and stock markets. We manage valuation risk through industry and issuer diversification and asset allocation.
Since substantially all of our investments are made in China, we are exposed to the effect of changes in the Chinese economy and other factors which affect the Chinese banking industry and securities markets.
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
Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. Except the aforementioned approval obtained in 2005, we have not obtained any approval to settle any portion of our assets held in foreign currencies into the Renminbi and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.
As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.
For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Investment results
Our investment yields for the years ended December 31, 2009 and 2008 were 5.78% and 3.48% respectively.
The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2008		2009
	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	4.9%	11,378	3.3%	10,805
Ending assets: cash and cash equivalents		34,085		36,197
Ending assets: statutory deposits—restricted		6,153		6,153
Ending assets: term deposits		228,272		344,983

Ending assets		268,510		387,333

Debt securities:
Investment income	4.5%	22,690	4.1%	23,759
Net realized gains/(losses)		2,445		3,346
Net fair value gains/(losses) on assets at fair value through income		300		(277)

Total		25,435		26,828
Ending assets		575,885		582,315

Loans:
Investment income	5.6%	696	5.7%	1,172
Ending assets		17,926		23,081

	As of or for the years ended December 31,
	2008		2009
	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Equity securities:
Investment income	7.5%	10,093	2.5%	3,146
Net realized gains/(losses)		(8,409)		17,898
Net fair value gains/(losses) on assets at fair value through income		(7,494)		1,726

Total		(5,810)		22,770
Ending assets		75,082		179,405

Resale and repurchase agreements:
Resale agreements:
Investment income	3.0%	89	N/A	8
Total		89		8
Ending assets		—		—

Repurchase agreements:
Investment expense		(438)		(111)
Ending assets		11,390		33,553

Investments in associates:
Investment income/(losses)	(0.8%)	(56)	8.6%	704
Ending assets		7,891		8,470

Total investments:
Investment income	3.48%	44,946	5.78%	38,890
Net realized gains/(losses)		(5,964)		21,244
Net fair value gains/(losses) on assets at fair value through income		(7,194)		1,449
Business tax and extra charges for investment		(650)		(662)

Total		31,138		60,921
Ending assets		937,403		1,172,145

(1)	Yields for 2008 and 2009 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.
Term deposits
Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 29.4% of our total investment assets as of December 31, 2009, 24.4% of our total investment assets as of December 31, 2008, and 19.8% of our total investment assets as of December 31, 2007.
We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. Most of them carry variable interest rates which are linked to deposit rates set by the PBOC from time to time, thus providing us with a measure of protection against rising interest rates and, for a significant portion of them, the variable interest rates also cannot fall below a fixed guaranteed rate. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2007	2008	2009
	Amortized	Amortized	Amortized
	cost	cost	cost
	(RMB in millions)
Due in one year or less	46,706	64,621	84,393
Due after one year and through five years	93,372	155,320	196,090
Due after five years and through ten years	26,434	6,759	64,500
Due after ten years	2,082	1,572	—

Total term deposits and structured term deposits	168,594	228,272	344,983

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2007	2008	2009
	Amortized	Amortized	Amortized
	cost	cost	cost
	(RMB in millions)
Industrial & Commercial Bank of China	5,657	7,939	2,700
Agriculture Bank of China	18,090	18,354	16,883
Bank of China	13,738	5,137	70,400
China Construction Bank	200	18,200	21,000
Other banks	130,909	178,642	234,000

Total term deposits and structured term deposits	168,594	228,272	344,983

We started to make structured deposits in foreign currencies with commercial banks in 2004. Structured deposits represented 0.02% of our total investment assets as of December 31, 2009.
A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.
Debt securities
Debt securities in which we are permitted to invest consist of the following categories:
•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the Ministry of Finance as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 49.7% of our total investment assets as of December 31, 2009, 61.4% of our total investment assets as of December 31, 2008, and 52.1% of our total investment assets as of December 31, 2007.
Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds and subordinated bonds and debt comprised 15.2%, 48.5%, 30.1% and 6.2% of our total available-for-sale debt securities as of December 31, 2009, respectively, 22.5%, 53.7%, 19.0% and 4.8% of our total available-for-sale debt securities as of December 31, 2008, respectively, and 33.4%, 44.4%, 18.1% and 4.1% of our total available-for-sale debt securities as of December 31, 2007, respectively. Except for a small number of debt securities, which collectively had a carrying value of RMB 6,509 million (US $954 million) as of December 31, 2009, most of our debt securities are publicly traded on stock exchanges or in the interbank market in China.
We invest in bonds issued by Chinese commercial banks as well as corporate bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd and Dagong Global Credit Rating Agency. Subordinated bonds and debt we invest in are mainly the subordinated bonds and debt issued by Chinese commercial banks.
Chengxin International was created by a consortium of companies including Fitch Ratings and International Finance Company. Chengxin International provides ratings on both companies and securities, including insurance companies, securities firms, commercial banks and corporate bonds. AAA is the highest of ten rating categories. Dagong provides ratings on both companies and securities, including insurance companies, commercial banks, mutual funds and long-term and short-term debt securities. AAA is the highest of nine rating categories. China has other approved rating agencies, such as China Lianhe and Shanghai Far East, both of which have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.
The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2007				2008				2009
	Amortized	% of	Estimated	% of	Amortized	% of	Estimated	% of	Amortized	% of	Estimated	% of
	cost	total	fair value	total	cost	total	fair value	total	cost	total	fair value	total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	83,137	18.3%	80,588	18.4%	73,130	13.2%	80,006	13.5%	50,623	8.6%	51,996	8.9%
Government agency bonds	111,906	24.7%	107,154	24.4%	180,135	32.5%	191,121	32.3%	167,313	28,4%	165,231	28.3%
Corporate bonds	46,464	10.2%	43,742	10.0%	64,388	11.6%	67,505	11.4%	103,603	17.7%	102,553	17.6%
Subordinated bonds/debt	10,462	2.3%	9,898	2.3%	17,265	3.1%	17,588	3.0%	21,198	3.6%	21,045	3.6%

Total debt securities, available-for-sale	251,969	55.5%	241,382	55.0%	334,918	60.4%	356,220	60.1%	342,737	58.4%	340,825	58.5%

Debt securities, held to maturity:
Government bonds	96,786	21.3%	96,234	21.9%	102,688	18.5%	112,681	19.0%	103,980	17.8%	107,432	18.4%
Government agency bonds	71,273	15.7%	68,080	15.5%	79,400	14.3%	84,558	14.3%	84,619	14.5%	82,728	14.2%
Corporate bonds	3,272	0.7%	3,403	0.8%	3,267	0.6%	3,494	0.6%	3,139	0.5%	3,245	0.6%
Subordinated bonds/debt	24,372	5.4%	23,872	5.4%	26,574	4.8%	27,865	4.7%	43,361	7.4%	42,264	7.3%

Total debt securities, held to maturity	195,703	43.1%	191,589	43.6%	211,929	38.2%	228,598	38.6%	235,099	40.2%	235,669	40.4%

Debt securities, financial assets at fair value through income (held-for-trading)
Government bonds	710	0.2%	693	0.2%	1,404	0.3%	1,428	0.2%	2,483	0.4%	2,438	0.4%
Government agency bonds	4,679	1.0%	4,583	1.0%	4,525	0.8%	4,660	0.8%	3,559	0.6%	3,549	0.6%
Corporate bonds	458	0.1%	513	0.1%	1,614	0.3%	1,648	0.3%	403	0.1%	404	0.1%
Subordinated bonds/debt	329	0.1%	307	0.1%	—	—	—	—	—	—	—	—

Total debt securities, financial assets at fair value through income (held-for-trading)	6,176	1.4%	6,096	1.4%	7,543	1.4%	7,736	1.3%	6,445	1.1%	6,391	1.1%

Total debt securities	453,768	100%	439,067	100%	554,583	100.0%	592,554	100.0%	580,623	100%	582,834	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding financial assets at fair value through income (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2007		2008		2009
	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated
	cost	fair value	cost	fair value	cost	fair value
	(RMB in millions)
Due in one year or less	3,512	3,533	31,757	32,294	8,844	8,886
Due after one year and through five years	73,198	73,533	97,909	103,801	79,641	82,511
Due after five years and through ten years	142,001	140,450	168,978	183,617	165,523	169,484
Due after ten years	228,961	215,455	248,203	265,106	323,827	315,612

Total debt securities	447,672	432,971	546,847	584,818	577,835	576,493

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “— Regulatory and Related Matters—Regulation of investments” We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.
Loans
We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2009, the total amount of our policy loans was RMB 13,831 million (US$2,026 million), and represented 1.2% of our total investment assets as of that date.
As of December 31, 2008, we also entrusted AMC to make RMB 1,200 million (US$176 million) and RMB 8,000 million (US$1,173 million) as loans to Shentong Group Debt Investment Program and Tianjin City Debt Investment Plan respectively, which had a total investment proceeds of approximately RMB 221 million (US$32 million) as of December 31, 2008. We did not make any new investments in debt investment plans during the year of 2009.
Securities investment funds
Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 6.5% of our total investment assets as of December 31, 2009.

We invest in both “closed-end” securities investment funds, in which the number of shares is fixed and the share value depends on the trading value, and “open-end” securities investment funds, in which the number of shares issued by the fund fluctuates and the share value is set by the value of the assets held by the fund. Our investments in securities investment funds are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our holdings in securities investment funds comply with those restrictions.
The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2007		2008		2009
	Carrying	% of	Carrying	% of	Carrying	% of
	value	total	value	total	value	total
	(RMB in millions, except as otherwise indicated)

Open-end	53,555	76.8%	31,047	91.4%	68,343	89.8%
Closed-end	16,214	23.2%	2,906	8.6%	7,779	10.2%

Total	69,769	100%	33,953	100%	76,122	100%

Stocks
Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2009, the total amount of our investment in common stocks was RMB 103,038 million (US$15,095 million), and represented 8.8% of our total investment assets as of that date.
Repurchase and resale agreements
We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets.
As of December 31, 2007, the securities purchased under agreements to resell represented 0.6% of our total investment assets. We did not have securities purchased under agreements to resell as of December 31, 2008 and 2009.
The securities sold under agreements to repurchase were RMB 100 million as of December 31, 2007, RMB 11,390 million as of December 31, 2008 and RMB 33, 553 million as of December 31, 2009.
Asset Management Business
On November 23, 2003 we established an asset management joint venture, AMC, with CLIC, in connection with the restructuring for the purpose of operating the asset management business more professionally in a separate entity and to better attract and retain qualified investment management professionals. AMC manages our investment assets and, separately, substantially all of those of CLIC. For a description of our investment assets, see “—Investments”.

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors.
AMC obtained the qualification to serve as the investment manager for enterprise annuity funds on August 1, 2005.
In April 2009, the registered capital of AMC was increased from RMB 1,000 million to RMB 3,000 million, with us and CLIC contributing RMB 1,200 million and RMB 800 million, respectively. The shareholding proportion between CLIC and us remains unchanged.
As of December 31, 2009, AMC had total assets of RMB 4,679 million (US$685 million), net assets of RMB 3,753 million (US$550 million) and net profit of RMB 410 million (US$60 million).
Property and Casualty Business
In December 2006 we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In July 2008, the registered capital of CLPCIC was increased from RMB 1,000 million to RMB 4,000 million, with US and CLIC contributing RMB 1,200 million and 1,800 million, respectively. The proportionate shareholding between CLIC and us remains unchanged.
As of December 31, 2009, CLPCIC had total assets of RMB 12,138 million (US$1,778 million), net assets of RMB 2,448 million (US$359 million) and net profit of RMB 80 million (US$12 million).
Pension Insurance Business
In January 2007 we, CLIC and AMC established a pension insurance joint venture, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In June 2008, the registered capital of China Life Pension was increased from RMB600 million to RMB2,500 million. China Life Pension is currently held 87.4%, 6.0%, 4.8% and 1.8% by us, CLIC, AMC and China Credit Trust Company Limited, respectively.
China Life Pension obtained the qualification to serve as trustee and account manager of enterprise annuity funds on November 19, 2007.
As of December 31, 2009, China Life Pension had total assets of RMB 2,441 million (US$358 million), net assets of RMB 2,321 million (US$340 million) and net losses of RMB 116 million (US$17 million).
Information Technology
Our information technology systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are supported by approximately 1,900 experienced engineers, technicians and specialists.
In 2009, we continued to increase our investment in information technology, raising the standards of the information technology applications and services. In the course of optimizing our research and development system and operation support system, we integrated our current IT application system and completed development and application of Phase I of the new generation finance and human resource management system, which provided better technical service for business development and operational management.

In September 2009, we began construction of our new research and development center in Beijing. Our new data center in Shanghai has been in operation since December 2009.
Trademarks
We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us a royalty-free license to use these trademarks. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.
Regulatory and Related Matters
Overview
The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated thereunder. The CIRC is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC.
The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on October 28, 2002 and February 28, 2009. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of CIRC.
The CIRC was established in 1998. It has extensive supervisory authority over the PRC insurance industry, including: (1) promulgation of regulations applicable to the insurance industry; (2) examination of insurance companies; (3) establishment of investment regulations; (4) approving the policy terms and premium rates for certain insurance products; (5) setting standards for measuring the financial soundness of insurance companies; (6) requiring insurance companies to submit reports concerning their business operations and condition of assets; and (7) ordering the suspension of all or part of an insurance company’s business. Since its establishment, the CIRC has promulgated a series of regulations indicating a gradual shift in the regulatory approach to a more transparent regulatory process and a convergent movement toward international standards.
Insurance Company Regulation
Licensing requirements
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
Minimum capital requirements
The minimum paid-in capital for an insurance company is RMB 200 million. For an insurance company whose registered capital is RMB 200 million, the minimum incremental capital for each first branch office in a province other than the province where it is located is RMB 20 million. No additional capital will be required when the paid-in capital has reached RMB 500 million, and the insurer’s solvency is sound.
Restriction of ownership in joint stock insurance companies
Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. A filing with the CIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. The combined equity interests held by foreign investors may not exceed 50% of the total equity of a single life insurance company. Except in the context of a public offering or as otherwise permitted by law or with the prior approval of the State Council, no bank or securities company may invest in an insurance company.
Fundamental changes
Prior approval must be obtained from the CIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include: a change of company name, organizational form, registered capital or address of registered office or principal executive offices; an expansion of business scope; an amendment to articles of association; a merger or spin-off; a change in a shareholder whose capital contribution accounts for 5% or more of the total capital of the company or a shareholder holding 5% or more of the shares of the company; and a termination of a branch office. In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CIRC.
Regulation of products
Regulation of insurance and annuity products generally. The terms and the rates for premiums of new types of life insurance, insurance products that affect social and public interests and insurance products that are mandatorily required by statute, are required to be submitted to the CIRC for approval. The terms and rates of premiums of other types of insurance products are required to be filed with the insurance regulatory bodies.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. Participating products may not be sold or modified without the prior approval of the CIRC, and CIRC regulations govern disclosures that may be made regarding participating products. Insurance companies offering participating products are required to file an annual report with the CIRC. The insurance company is also required to provide a performance report to the holders of its participating products at least once a year, setting forth specified financial and other information regarding the products.
Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Investment-linked products may not be sold or amended without the prior approval of the CIRC. The establishment of separate investment accounts is subject to the CIRC’s approval. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to pay for operating expenses of the separate investment account, are prohibited. Other CIRC regulations govern the sale and disclosure terms of investment-linked products.
Regulation of pension insurance. A life insurance company or a pension insurance company, as approved by the CIRC, may engage in individual and group pension insurance business. The pension insurance terms and premium rates determined by an insurance company must be filed with or approved by the CIRC in accordance with its regulatory provisions. Other CIRC regulations govern the sale and disclosure terms of pension insurance.
Regulation of enterprise annuity funds. Subject to the approval of the PRC Ministry of Human Resources and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. China Life Pension obtained the qualification to serve as trustee and account manager of enterprise annuity fund on November 19, 2007. AMC obtained the qualification to serve as the investment manager of enterprise annuity fund on August 1, 2005.
Regulation of health insurance. Subject to approval by the CIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserve assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term health insurance products, as well as the claims and payments for the short-term health insurance products available for sale for more than one year in the preceding year.
Foreign exchange denominated insurance. Insurance companies may seek approval from the CIRC and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses, allowing them to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Regulation of investments
Permitted investments. As a Chinese life insurance company, we are subject to significant restrictions under the PRC Insurance Law and other related rules and regulations on the asset classes in which we are permitted to invest. Currently Chinese life insurance companies are allowed to invest their funds in the followings, subject to the satisfaction of conditions prescribed for each form of investment:
•	bank deposits;

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the Ministry of Finance as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes);

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, fixed term subordinated debt issued by commercial banks and fixed term subordinated debt issued by insurance companies.);

•	other bonds and debts as approved by relevant government agencies;

•	policy loans;

•	Chinese securities investment funds;

•	RMB-denominated common shares listed on PRC stock exchanges;

•	indirect investments in infrastructure projects;

•	equity interests of non-listed Chinese commercial banks;

•	repurchase and resale agreements;

•	overseas investments; and

•	other investment channels as approved by the State Council.
Bank deposits. In October 1999, insurance companies were authorized to make deposits in commercial banks at negotiated rates, provided that the deposits have terms longer than five years and are in amounts of no less than RMB 30 million. The “jumbo” deposits generally bear more attractive interest rates than interest rates on “regular” deposits, which are subject to regulation by the central bank.
Chinese government bonds, government agency bonds and subordinated bonds issued by state-owned policy banks of the Chinese government. Insurance companies may invest in Chinese government bonds, local government bonds issued and repaid by the Ministry of Finance as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government and subordinated bonds, as well as RMB-denominated bonds issued by international development institutions. There are no CIRC prescribed maximum percentage of investments by insurance companies in these bonds.
Financial bonds and subordinated bond issued by commercial banks. Insurance companies may invest in financial bonds and subordinated bonds issued by any qualified commercial bank in connection with either a public offering or a private placement. An insurer’s total investment in commercial bank financial bonds and subordinated bonds on a cost basis may not exceed 30% (and 10% in any single bank) of its total assets as of the end of the previous quarter. The total investment in any single issue by a commercial bank with a credit rating of AA or above may not exceed 20% of the issue, and the balance of such investment may not exceed 5% of the total assets of such insurer as of the end of the previous quarter. The total investment in any single issue by a commercial bank with a credit rating of A or its equivalent may not exceed 10% of the issue, and the balance of such investment may not exceed 3% of the total assets of such insurer as of the end of the previous quarter.

Fixed term subordinated debt issued by commercial banks. Insurance companies may invest in subordinated debt issued by state-owned commercial banks and national joint-stock commercial banks which have fixed terms of six years or less. The balance of an insurer’s total investment in fixed term commercial bank subordinated debt may not exceed 8% (and 5% in any single bank) of its total assets as of the end of the previous quarter. The total investment in any single issue of fixed term commercial bank subordinated debt may not exceed 10% of the issue, and the balance of such investment may not exceed 3% of the total assets of such insurer as of the end of the previous quarter.
Fixed term subordinated debt issued by insurance companies. Insurance companies may also invest in subordinated debt issued by other insurance companies that are not controlling, controlled by or under common control with, the investing insurance company. The balance of an insurer’s total investment in fixed term insurance company subordinated debt may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the previous quarter. The total investment in any single issue may not exceed 20% of the issue, and the balance of such investment may not exceed 1% of the net assets of such insurer as of the end of the previous quarter.
Corporate bonds. Insurance companies may invest in corporate bonds issued by qualified non-financial institutions. The total amount of investment in all such corporate bonds on a cost basis may not exceed 40% (and 10% in any single issuer) of an insurer’s total assets as of the end of the previous quarter.
Convertible corporate bonds. The balance of an insurer’s investments in convertible corporate bonds will be included in the balance of corporate bonds. The balance of an insurer’s investment in convertible corporate bonds issued by any single company will be included in the balance of the same corporate bonds, and may not exceed 10% of such insurer’s total assets as of the end of the previous quarter, among which the balance of corporate bonds may not exceed 5% of its total assets as of the end of the previous quarter. An insurer’s total investment in any single issue of convertible corporate bonds may not exceed 20% of the issue, and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter, if the guarantor meets one of the following conditions: (1) it is a financial institution with a credit rating of AA as assessed by a domestic credit rating agency in the previous year, or (2) it is an enterprise with net assets of RMB 20 billion as of the end of the previous year. If the guarantor does meet any of the foregoing conditions, an insurer’s total investment in any single issue may not exceed 10% of the issue, and the balance of such investment may not exceed 1% of its total assets as of the end of the previous quarter.
Short-term financing bonds. The balance of an insurer’s investment in short-term financing bonds will be included in the balance of corporate bonds. The balance of short-term financing bonds may not exceed 10% of an insurer’s total assets as of the end of the previous quarter. The balance of an insurer’s investment in the short-term financing bonds issued by any single corporation will be included in the balance of the same corporate bond and may not exceed 10% of such insurer’s total assets as of the end of the previous quarter, among which the balance of short-term financing bonds may not exceed 3% of its total assts as of the end of the previous quarter. An insurer’s total investment in any single issue may not exceed 10% of the issue, and the balance of such investment may not exceed 3% of its total assets as of the end of the previous quarter.

Medium-term notes. The balance of an insurer’s investment in unsecured bonds, such as medium-term notes, may not exceed 15% of its total assets as of the end of the previous quarter.
Bonds. The total amount of investments by an insurer in various bonds issued or guaranteed by any single institution, excluding Chinese government bonds and government agency bonds and subordinated bonds, may not exceed 20% of the total assets of such insurer as of the end of previous quarter.
Up to 100% of the assets of one of the investment accounts relating to investment-linked products and up to 80% of the assets of the investment accounts relating to universal life products may be invested in financial bonds and subordinated bonds issued by commercial banks and corporate bonds.
Chinese securities investment funds. Insurance companies are allowed to invest in qualified domestic securities investment funds. The amount of investment assets that may be so invested by an insurer may not exceed 15% of its total assets as of the end of the prior month. An investment in any single fund may not exceed 3% of its total assets as of the end of the previous month. An investment in any single closed-end fund may not account for more than 10% of the fund. Notwithstanding the foregoing, insurance companies may invest up to 100% of the assets of an investment account relating to investment-linked products, up to 80% of an assets of an investment account relating to universal life products and up to 15% of the investment assets relating to participating products as of the previous month in qualified domestic securities investment funds.
RMB-denominated common shares listed on PRC stock exchanges. Insurance companies are allowed to invest their insurance funds in publicly offered and listed shares which are denominated and traded in RMB and other stock market investments. Such stock market investments may be made by an insurer directly or through an insurance asset management company, and may be made at primary market offering stage or through secondary market trading.
Up to 10% of the amount of an insurer’s total assets as of the end of the previous quarter, and excluding assets relating to investment-linked and universal life products, may be invested in the stock market. Up to 100% of the assets of an investment account relating to investment-linked products on a cost basis may be invested in the stock market. Up to 80% of the assets of an investment account relating to universal life products may be invested in the stock market.
In addition, the balance of an insurer’s investment cost in any single listed company’s shares may not exceed 5% of the maximum amount that may be invested in the stock market. An insurer’s investment in the shares of listed companies which are leaders in their respective industries with relatively higher profitability, dividend levels and rates of return on net assets may not exceed 10% of the maximum amount that may be invested in the stock market, such investments must be filed with the CIRC. An insurer’s investment in any single listed company’s shares may not exceed 10% of the total share capital of such listed company. Any investment exceeding 5% of a listed company’s total share capital must be filed with the CIRC. An insurer may not invest in a listed company or any of its affiliates if the listed company holds directly or indirectly 10% or more of the equity interest of the insurer.
An insurer is prohibited from investing in any problematic securities that have been identified by the CIRC and is prohibited from engaging in insider trading and other manipulative and illegal activities. Life insurance companies must strictly follow a set of risk control measures prescribed by the CIRC in making stock market investments.

Indirect investments in infrastructure projects. Beginning in March 2006, insurance companies were allowed to invest, indirectly, in infrastructure projects. In April 2009, the CIRC issued the Circular on Investment of Insurance Fund in Infrastructure Bond Investment Plans, which provides that the balance of a life insurance company’s investment in bond investment plans may not exceed 6% of its total assets as of the end of the previous quarter, and the balance of investment in any single bond investment plan may not exceed 40% of its assets available for investment in bond investment plans.
Equity investments in unlisted commercial banks. In October 2006, the CIRC further expanded the scope of permitted investments to include equity interests in non-listed commercial banks, including state-owned commercial banks, joint stock commercial banks and city commercial banks in China. Such investments are either categorized as “ordinary investments”, for investments amounting to less than 5% of the bank’s share capital or paid-in capital, or as “material investments”, for investments exceeding 5% of the bank’s share capital or paid-in capital. For purposes of such investment, an insurer may use its corporate capital, liability reserves with a liability term of over 10 years (other than the funds invested in investment-linked and universal life products and other financial management type insurance products), as well as other funds recognized by the CIRC.
The aggregate of ordinary and material investments in banks may not exceed 3% of an insurer’s total assets. Ordinary investments in a single bank may not exceed 1% of an insurer’s total assets. Material investments are required to be submitted to the CIRC for approval and corporate capital applied to material investments may not exceed 40% of the insurer’s paid-in capital as at the end of the previous year, minus accumulated losses. Insurers intending to invest in commercial banks using financing facilities must seek prior approval by the CIRC.
Insurers must also satisfy certain requirements, such as good corporate governance, effective risk control, profitability and solvency requirements, before they can make investments in banks. For material investments, insurers are further required to be able to accurately assess the performance and risks of the target bank. If an insurer wishes to purchase a 5% — 10% stake in a commercial bank, the insurer must have total assets at the end of the previous year of no less than RMB 20 billion (in the case of an insurance holding company) or RMB 100 billion (in the case of an insurance operating company). For investments greater than 10%, the applicable minimum assets test increases to RMB 30 billion (in the case of an insurance holding company) or RMB 150 billion respectively (in the case of an insurance operating company). We are qualified under these rules to make investments for more than a 10% ownership stake in a commercial bank.
In principle, an insurer may not make material investment in more than two commercial banks.
To exit an investment in a commercial bank, an insurer is required to file with the CIRC for the transfer of an ordinary investment and to obtain CIRC approval for a transfer of a material investment. In the event the bank equity owned by an insurer is converted into tradable shares, the cost for acquiring such bank equity is required to be booked as part of the insurer’s stock market investments, which need to comply with CIRC rules in respect thereof.
Repurchase and resale agreements. For an insurer carrying out bond repurchase transactions, the balance of the fund from financing activities may not exceed 20% of its total assets as of the end of the previous quarter if the insurer’s solvency ratio meets the regulatory requirements, and 10% if the insurer’s solvency ratio does not meet the regulatory requirements. The balance of the fund used for resale activities for any single transaction counterparty may not exceed 20% of the insurer’s net assets as of the end of the previous quarter and 20% of the transaction counterparty’s net assets as of the end of the previous year.

Overseas investments. The Tentative Measures for the Administration of Overseas Investment of Insurance Funds, which was issued in June 2007, allows insurance funds to be invested abroad in the following categories:
•	currency market products such as commercial paper, negotiable deposits, repurchase agreements, reverse repurchase agreements and currency market funds;

•	fixed income instruments such as bank deposits, structured deposits, bonds, convertible bonds, bond funds, securitization products and trust products;

•	equity investments such as stocks, stock investment funds, equities and equity-type products; and

•	other investments permitted by the PRC Insurance Law and the State Council.
As at the date of this annual report, the implementation rules of these measures have not been officially promulgated.
The total amount of overseas investments may not exceed 15% of the total assets of the insurance company as of the end of the previous year, and the total amount actually invested may not exceed the foreign currency investment quota approved by the SAFE. An insurance company must comply with relevant CIRC regulations regarding the quantitative restrictions on investments in any single entity. Material equity investments must be approved by the CIRC.
Solvency requirements
In March 2003, the CIRC introduced a new standard, the solvency ratio, to measure the financial soundness of life insurance companies to provide better policyholder protection under a system of corrective regulatory action. The standard for calculation of solvency ratio was further revised by the CIRC in September 2008. The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet.
The minimum capital of a life insurance company is the sum of its minimum capital for its short-term business (policies having a term of one year or less from the date of issuance) and the minimum capital for its long-term business (policies having a term of more than one year from the date of issuance). The standard for calculation of the minimum capital was further revised by the CIRC in January 2010.
The minimum capital for a life insurance company’s short-term business is the higher of:
•	18% of the portion of net premium received in the most recent fiscal year net of business tax and other surcharges which is not in excess of RMB 100 million, plus 16% of the portion which are in excess of RMB 100 million; and

•	26% of the portion of the average annual claims payments during the most recent three fiscal years which is not in excess of RMB 70 million, plus 23% of the portion which is in excess of RMB 70 million.

The minimum capital for its long-term business is the sum of:
•	4% of the period-end reserves for insurance risks after unbundling of mixed insurance contracts;

•	4% of the period-end reserves for insurance contracts;

•	1% of the liabilities for other risks after unbundling of investment-linked insurance contracts;

•	4% of the liabilities for other risks after unbundling of other mixed insurance contracts;

•	4% of the liabilities for insurance policies which do not pass the tests for significant insurance risks;

•	0.1% of the total sums at risk under term life policies, the coverage period of which expires within three years;

•	0.15% of the total sums at risk under term life policies, the coverage period of which expires within three to five years;

•	0.3% of the total sums at risk under term life policies, the coverage period of which will not expire within five years;

•	0.3% of the total sums at risk under whole life policies; and

•	0.3% of the sums at risk of all other insurance and annuity products with a coverage period longer than one year.
An insurance company with a solvency ratio below 100% may be subject to a range of regulatory actions by the CIRC. The CIRC may in such situations require the insurance company to, among other things, raise additional share capital, limit paying dividends on its shares, limit the remuneration and expense accounts of its directors and senior management, restrict its advertising activities, restrict the establishment of branch offices and business operations, cease any new business development, transfer its insurance business to others or seek reinsurance of its insurance obligations, sell its assets or restrict the acquisition of fixed assets, limit the channels for using its capital, change its management team or put the insurer into receivership.
If the solvency ratio is between 100% and 150%, the CIRC may require an insurance company to submit and implement a plan on the prevention of inadequate solvency. Where there is any significant insolvency risk in an insurance company with solvency ratio between 100% and 150% or higher than 150%, the CIRC may require the insurance company to take corrective actions or take other regulatory actions as the CIRC deems necessary.
Insurance companies are required to calculate and report annually and quarterly to the CIRC their solvency level. In addition, an insurance company must submit a report to the CIRC within five working days after becoming aware that it is insolvent.
As of December 31, 2009, our solvency ratio was approximately 303.59%.

Statutory deposits
Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with no more than three qualified commercial banks, each of which must, among other things, have registered capital of no less than RMB 4,000 million and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding.
Statutory insurance fund
Chinese life insurance companies are required to contribute to a statutory insurance fund 0.15% of their premiums and accumulated policyholder deposits from life policies with guaranteed benefits, 0.05% of their premiums and accumulated policyholder deposits from life policies without guaranteed benefits, 0.8% of premiums from short-term health policies, 0.15% of premiums from long-term health policies, 0.8% of premiums from accident insurance contracts, 0.08% of their accumulated policyholder deposits from accident investment contracts with guaranteed benefits, and 0.05% of their accumulated policyholder deposits from accident investment contracts without guaranteed benefits. Contributions are not required once the total amount contributed in the statutory insurance fund reaches 1% of the insurance company’s total assets.
Statutory reserves
In addition to the statutory deposit and the statutory insurance fund, insurance companies are required to provide for the following statutory reserves in accordance with regulations established by the CIRC: unearned premium reserves and reserves for claims and claim adjustment expense. These reserves are recorded as liabilities for purposes of determining an insurance company’s actual solvency in accordance with regulatory rules.
Statutory reinsurance
Insurance companies are required to reinsure, for any single risk, the excess of the maximum potential liability over an amount equal to 10% of the sum of paid-in capital and capital reserves. Reinsurers under any reinsurance agreement entered into after January 1, 2008 are required to comply with the provisions published by the CIRC in November 2007 with respect to minimum paid-in capital, financial credit rating, solvency and profitability.
Actuaries
Insurance companies are required to appoint one or more actuarial professionals, certified by the CIRC, and must establish a system for actuarial reporting.
Regulation of corporate governance
Directors and senior management qualification requirements. Directors, supervisors and senior management of an insurance company are subject to qualification requirements implemented by the CIRC.
Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the CIRC in a timely manner any major risks, and include in its annual report an annual risk evaluation report reviewed by the board of directors.

Compliance management. Insurance companies must prevent, identify, evaluate, report and manage compliance risks by taking measures such as setting up a compliance department, formulating and implementing compliance policies (which are required to be filed with the CIRC), exercising compliance monitoring and providing compliance trainings, so as to ensure compliance by the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-regulatory rules, internal management systems and codes of ethics. An annual compliance report must be submitted to the CIRC by April 30 each year. Each insurance company is required by the CIRC to appoint a compliance officer and establish a compliance management department in its head office. As of the date of this annual report, we have set up a compliance management department, established compliance standards, and appointed a compliance officer whose qualification has been approved by the CIRC.
Related party transactions management. Related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions.
Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel (the number of full-time internal audit personnel generally must not be less than 5% of the total number of the company’s employees), establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CIRC. An internal audit report must be submitted to the CIRC by April 30 of each year and any major risk identified during the internal audit process must be reported to the CIRC in a timely manner.
Reporting and disclosure requirements. Within a prescribed time period following the end of a fiscal year, an insurance company must submit to the CIRC, among others, an annual report with audited financial statements and an annual report setting forth its solvency margin as of the end of the fiscal year, as well as other regulatory monitoring items.
Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year.

Market conduct
Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums. If any insurance policy or consulting service is provided through telephone sales, requisite office space, staff, facilities and adequate supervising must be furnished. In addition, the telephone sale must be conducted directly by the insurance company, and the terms and rates of the premiums of the insurance policy and geographic business area must be submitted to the CIRC for approval.
Insurance companies are subject to extensive regulation against any anti-competitive behavior or unfair dealing conduct. They may not pay insurance agents, the insured or the beneficiary any rebates or other illegal payments, nor may they pay their agents commissions over and above the industry norm.
Insurance companies are required to comply with anti-money laundering regulations and establish internal operational procedures and anti-money laundering control systems. No insurance activity can be conducted for the purpose of illegal fundraising.
Regulation of issuance of subordinated debt
Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debts at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debts. The issuer may repay the debts only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest.
Regulation of establishment of overseas insurance institutions
An insurance company may apply to the CIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion as at the end of the prior year and foreign exchange funds of no less than US$15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CIRC.
Compliance with regulatory requirements
Our management confirms that, except as set out in the sections entitled “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—All of our individual agents are required to obtain qualification certificates and all of our institutional insurance agencies and brokers are required to obtain permits and be registered. If a substantial number of our individual agents, institutional insurance agencies and brokers fail to meet these qualification and registration requirements or this failure results in policyholders canceling their policies, our business may be materially and adversely affected.”, we have complied in all material respects with all applicable regulatory requirements set out above.

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
Minimum capital requirements
The registered capital of an insurance asset management company may not be lower than the greater of (1) RMB 30 million; and (2) 0.1% of the insurance funds it manages, provided that the minimum capital is not required to exceed RMB 500 million.
Business operations
An insurance asset management company may conduct the following businesses: (1) managing and operating insurance funds entrusted by its shareholders; (2) managing and operating insurance funds entrusted by another insurance company controlled by its shareholders; (3) managing and operating its own insurance funds; and (4) other businesses otherwise approved by the CIRC or other departments of the State Council.

The investments of the insurance funds by insurance asset management companies are subject to the same requirements and limitations applicable to the investments by the insurance companies themselves. With the regulatory expansion of insurance company investment powers, the investment powers of insurance asset management companies over their own funds have been expanded as well to cover subordinated bonds issued by banks and insurance companies and bank subordinated bonds.
In connection with the funds being managed by an insurance asset management company, a custodian is required to be appointed. The custodian must be an independent commercial bank or financial institution satisfying applicable CIRC requirements.
Shareholding restrictions
At least 75% of the shares of an insurance asset management company must be owned by domestic insurance companies, and at least one of the shareholders of an insurance asset management company must be an insurance company or insurance holding company satisfying specified requirements.
Investment risk control
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
Major emergency response management
An insurance asset management company is required to establish a monitoring and precaution mechanism for major emergencies.
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
A dedicated agency is a company organized under the PRC company law whose principal business is to act as an agent of insurance companies. Dedicated agencies are subject to minimum capital and other requirements, and their business is generally limited to insurance-related activities.
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
Approximately 99.8% of our individual agents hold a CIRC qualification certificate. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Under the circular, we are also required to take appropriate measures to improve both the participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective July 1, 2006, in order to further strengthen the administration of individual agents. Under these regulations, insurance companies that retain individual agents without CIRC qualification certificates and underwriting certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. At the end of 2007, the CIRC further required that no insurance company can enter into any agency agreement with an individual agent who is not holding a qualification certificate or engage the agent in any insurance sale activities. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate.
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
Insurance brokers, which represent individuals and companies purchasing insurance, and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CIRC, and fundamental corporate changes must be approved by the CIRC. Only companies organized under the PRC company law and meeting the requirements set by the CIRC are authorized to act as insurance brokers.

No. 2 Interpretation of Accounting Standard for Business Enterprises
On August 7, 2008, the MOF issued the No.2 Interpretation of Accounting Standard for Business Enterprises, requiring listed companies which issue both H shares and A shares to adopt consistent accounting policies to recognize, calculate and report a particular transaction in their H share financial statements and A share financial statements, except for certain differences in relation to the reversal of impairment losses of long-term assets and disclosures in relation to related party transactions.
On January 5, 2009, the CIRC issued the Notification on the Implementation of the No.2 Interpretation of Accounting Standards for Business Enterprises in the Insurance Sector (No.1 [2009] of CIRC), which requires insurance companies to make appropriate changes to their accounting policies that cause differences between onshore and offshore financial statements when preparing their 2009 annual financial statements, such that the same accounting policies and estimates will apply to a particular transaction.
On December 22, 2009, the MOF issued the Notification on the Promulgation of the Regulations regarding the Accounting Treatment of Insurance Contracts, which regulates issues relating to, among other things, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts, and requires insurance companies to comply with these requirements beginning with the preparation of their financial statements for the year ended December 31, 2009. For accounting treatments of any transactions and items adopted in previous years which differ from those set out in the MOF’s regulations, they should be retrospectively adjusted unless any such adjustment is not practicable under the circumstances.
Audit by the PRC National Audit Office
According to the PRC Audit Law and the 2010 Audit Plan of the PRC National Audit Office, or the NAO, in February 2010 the NAO contacted us and began preliminary work in preparation for a routine audit on the Company to be conducted beginning May 2010. We understand that this is a routine audit on relevant financial institutions, and we will actively cooperate with the NAO during its audit. We cannot assure you that there will not be any unfavorable findings in the audit results issued by the NAO.

C. ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC

(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Proportion of Ownership Interest
Name of Subsidiary	Jurisdiction of Incorporation	Owned by China Life

	The People’s Republic of China	60%
China Life Asset		(directly)
Management Company Limited

	Hong Kong	50%(2)
China Life Franklin Asset		(indirectly through affiliate)
Management Company Limited (1)

	The People’s Republic of China	92.2%(3)
China Life Pension Company Limited (2)		(directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

(2)	AMC, which is 60% owned by us, owns 50%

(3)	We own 87.4% and AMC, which is 60% owned by us, owns 4.8%

D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2009, we owned and leased 5,692 and 4,585 properties respectively, and had 229 properties under construction. Among the 5,921 properties owned by us, 647 properties are leased to independent third parties while the remaining properties are mainly occupied by us as office premises.
On February 22, 2010, we entered into a new property leasing agreement with China Life Investment Holding Company Limited under substantially the same terms as the previous property leasing agreement which expired on December 31, 2009. Under the new property leasing agreement, which will expire on December 31, 2010, China Life Investment Holding Company Limited agreed to lease to us 2,182 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Investment Holding Company Limited in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.
Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which differ in certain aspects from U.S. GAAP. Following our adoption of IFRS in 2009, we are no longer required to reconcile our consolidated financial statements prepared in accordance with IFRS to U.S. GAAP.
In accordance with IFRS 1, we have presented comparative consolidated financial statements as of and for the year ended December 31, 2008 and as of January 1, 2008 in accordance with IFRS. The impact of the transition to IFRS from consolidated financial statements previously prepared in accordance with HKFRS on our consolidated equity as of January 1, 2008 and December 31, 2008 and our net profit for the year ended December 31, 2008, is detailed in note 2.1 to our consolidated financial statements included elsewhere in this annual report.
As permitted by IFRS 1, property, plant and equipment are recorded at ‘deemed cost’, which was determined based on a revaluation of fair value as of June 30, 2003 when we were established. The re-valued amount became deemed cost at the date of revaluation. Depreciation was applied from the date of revaluation to the date of transition to IFRS.
As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, we continue to apply existing accounting policies under PRC GAAP to account for our insurance contracts. We also have the option to make improvements to our accounting policies. In December 2009, the MOF issued a new guidance for accounting treatment of insurance contract which modifies the recognition and measurement of insurance contracts on a retrospective basis. Before the adoption of this guidance, as accepted by the MOF, we accounted for insurance contracts that transfer “insurance risk” in accordance with statutory requirements on actuarial reserving methodologies and assumptions as promulgated by the CIRC. Under the new MOF guidance, we are required to recognize insurance premiums and benefits only from the contracts that transfer “significant insurance risks”, and determine insurance reserves based on expected future net cash flows from guaranteed benefits, non-guaranteed benefits, expenses, premiums and other charges with considerations of margin and discounting effects. The previous guidance issued by the CIRC remains applicable for PRC regulatory reporting purposes, such as those relating to solvency calculation.

Since these are our first consolidated financial statements prepared in accordance with IFRS, under the accommodation provided by the SEC in respect of first-time application of IFRS, the following discussion and analysis is limited to our financial condition and results of operations for the years ended December 31, 2008 and 2009, and no comparative information for the year ended December 31, 2007 has been included.
Overview of Our Business
We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 115 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2009. We also offer accident and short-term health insurance policies to individuals and groups.
We report our financial results according to the following three principal business segments:
•	Individual life insurance, which offers participating and non-participating life insurance and annuities to individuals. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Our individual life insurance business comprises long-term products, including long-term health and long-term accident insurance products, meaning products having a term of more than one year at the date of their issuance.
•	Group life insurance, which offers participating and non-participating life insurance and annuities products to companies and institutions. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Our group life insurance business comprises long-term products.
•	Short-term insurance, which offers short-term accident insurance and health insurance to individuals and groups. Our short-term insurance businesses comprise short-term products, meaning products having a term of one year or less at the date of their execution.
In addition, AMC manages our investment assets and, separately, substantially all of those of CLIC, pursuant to two asset management agreements, one with us and one with CLIC. See “Item 4. Information on the Company—Business Overview—Asset Management Business”. CLPCIC engages in property and casualty insurance business. See “Item 4. Information on the Company—Business Overview—Property and Casualty Business”. China Life Pension engages in pension insurance business. See “Item 4. Information on the Company—Business Overview—Pension Insurance Business”.
Financial Overview of Our Business
We had total gross written premiums of RMB 275,970 million (US$40,430 million) and net profit attributed to our shareholders of RMB 32,881 million (US$4,817 million) for the year ended December 31, 2009. Our principal business segments had the following results:
•	Individual life insurance had total gross written premiums of RMB 261,715 million (US$38,341 million) in 2009.

•	Group life insurance had total gross written premiums of RMB 190 million (US$28 million) in 2009.
•	Short-term insurance had total gross written premiums of RMB 14,065 million (US$2,061 million) in 2009.
Our business and the business of CLIC has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating products.
Factors Affecting Our Results of Operations
Revenues, Expenses and Profitability
We earn our revenues primarily from:
•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 81.1% of total revenues in 2009.
•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and net realized and unrealized gains and losses accounted for 18.2% of total revenues in 2009.
In addition, following the restructuring, we receive service fees for policy management services we provide to CLIC. AMC also receives asset management fees for asset management services provided to CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.
Our operating expenses primarily include:
•	insurance benefits provided to our policyholders, accident and health claims and claim adjustment expenses;
•	increase in insurance contracts liabilities;
•	investment contract benefits;
•	policyholder dividends resulting from participation in profits;
•	underwriting and policy acquisition costs; and
•	administrative and other expenses.
In addition, we pay rent to China Life Investment Holding Company Limited on the properties we lease from it.

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
Interest Rates
For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. During the year 2008, in light of the global economic downturn, the PBOC reduced the interest rate on one year deposits from 4.14% to 2.25% in an effort to bolster the economy. The interest rate remained unchanged during the year 2009. If the economic condition improves in the future, the Chinese government may adjust the interest rates accordingly. If the interest rates were to be increased, but the CIRC did not raise the cap, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.
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
Investments
As an insurance company, we are limited by Chinese law and regulations in the types of assets in which we may invest policyholder funds. See “Item 4. Information on the Company—Business Overview—Investments” and “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. We currently are prohibited from investing in other types of assets without the CIRC’s approval. However, we understand that the CIRC is considering further easing these restrictions in the future. If the CIRC does so, this may permit us to invest in additional asset classes. Our only material concentration risk relates to our investments in Chinese government securities.
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
Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2008 and 2009.

	For the year ended
	December 31,
	2008	2009
	(RMB in millions)
Debt securities	2,023	200
Equity securities	(15,744)	(2,350)

Total	(13,721)	(2,150)

During the year ended December 31, 2008, we recognized impairment expense of RMB 15,744 million of available for sale equity securities for which we determined that objective evidence of impairment existed. The value of certain debt securities increased in 2008. During the year ended December 31, 2008, RMB 2,023 million of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.

During the year ended December 31, 2009, we recognized impairment expense of RMB 2,350 million of available for sale equity securities for which we determined that objective evidence of impairment existed. Given the current market conditions, we believe that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies. During the year ended December 31, 2009, RMB 200 million of previously recognized impairment losses relating to certain available for sale debt securities entrusted to Min Fa Securities Co., Ltd., or Min Fa, decreased. As of December 31, 2008, we held RMB 400 million available for sale debt securities entrusted to Min Fa, which had been impaired entirely due to Min Fa’s bankruptcy. During Min Fa’s bankruptcy proceedings, we were granted certain shares listed on PRC stock changes with total fair value of RMB 200 million as of 31 December 2009 as a first distribution and accordingly RMB 200 million of the previously recognized impairment losses was reversed.
Available-for-sale securities comprised of the following asset classes as of December 31, 2008 and 2009.

	As of December 31,
	2008		2009
	Cost or		Cost or
	amortized	Estimated	amortized	Estimated
	cost	fair value	cost	fair value
	(RMB in millions)

Debt securities
Government bonds	73,130	80,006	50,623	51,996
Government agency bonds	180,135	191,121	167,312	165,231
Corporate bonds	64,388	67,505	103,603	102,553
Subordinated bonds/debt	17,265	17,588	21,198	21,045

Subtotal	334,918	356,220	342,736	340,825

Equity securities
Funds	32,313	29,890	62,818	75,798
Common stocks	38,132	38,829	72,740	100,876

Subtotal	70,445	68,719	135,558	176,674

Total	405,363	424,939	478,294	517,499

We had gross unrealized gains of RMB 47,179 million and gross unrealized losses of RMB 9,157 million as of December 31, 2009. We had gross unrealized gains of RMB 31,854 million and gross unrealized losses of RMB 12,278 million as of December 31, 2008. The total unrealized losses as of December 31, 2009 and 2008 were 1.8% and 2.9% of total available-for-sale securities. The unrealized losses as of December 31, 2009 related primarily to the decrease of the market value of debt securities resulting from unfavorable market conditions. The SSE Index, a major stock exchange index in China, was at 3,277 points on December 31, 2009, which was a 80% increase from 2008. This resulted in a significant decrease in total unrealized losses of investment in equity securities. The unrealized losses as of December 31, 2008 related primarily to the sharp fall of the capital markets that year. We made substantially all of the revaluation adjustments on the basis of quoted market prices as of the relevant balance sheet dates.

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where these are declines in value that are considered to be other than temporary.
Our rationale for an other-than-temporary impairment is based on a severe or prolonged decline in value. We determine a severe or prolonged decline after considering both quantitative and qualitative factors.
The qualitative factors include specific information on the financial status and performance of the investee, including but not limited to:
•	loss of major contracts;
•	breach of debt covenants; and
•	bankruptcy.
The quantitative factors including the following:
•	The market price of the equity securities was more than 50% below its cost at the balance sheet date;
•	The market price of the equity securities was more than 20% below its cost for a period of at least six months at the balance sheet date; and
•	The market price of the equity securities was below its cost for a period of more than one year.
Should we conclude that an unrealized loss is other-than-temporary, relevant financial assets are written down to their net realized value and charge is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity investments are not reversed. See “—Critical Accounting Policies”.
As of December 31, 2009, our total investment assets were RMB 1,172,145 million (US$171,720 million) and the investment yield for the year ended December 31, 2009 was 5.78%. The investment yield primarily reflected the sharp improvement in the equity securities markets and the fall of the debt securities markets in 2009. We have made relevant adjustments to the investment portfolio by increasing the proportion of investments in equity securities and decreasing the proportion of investments in debt securities. As of December 31, 2008, our total investment assets were RMB 937,403 million and the investment yield for the year ended December 31, 2008 was 3.48%. The investment yield primarily reflected the high valuation of the investment assets at the beginning of year 2008, the global financial crisis and the sharp fall of the capital market. We have made relevant adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets.
For 2008 and 2009, we calculated the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products
The following table sets forth, for the transferred and new policies, premium information as of or for the years ended December 31, 2008 and 2009 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended			Annual
	December 31,			growth rate
	2008	2009	2009	(2008-2009)
	RMB	RMB	US$
	(in millions)

Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	35,729	38,665	5,664	8.2%

Endowment:
Gross written premiums	188,099	184,841	27,079	(1.7%)

Annuities:
Gross written premiums	28,302	38,209	5,598	35.0%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	299	172	25	(42.5%)

Annuities:
Gross written premiums	41	18	3	56.1%

Short-term insurance business(2)

Accident gross written insurance premiums	6,221	7,076	1,037	13.7%
Health gross written insurance premiums	6,965	6,989	1,024	0.3%

(1)	Including long-term health and accident products.

(2)	Including short-term health and accident products.
Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and because participating products are subject to guaranteed rates which are lower than those of non-participating products. In addition, changes in interest rates have less of an impact on their lapse rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. Pursuant to guidelines issued by the CIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable investment earnings and mortality gains on participating products. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.
Products classified as investment contracts also affect our revenues, since only a portion of the payments we receive under them are recorded in our consolidated income statement as policy fees, while the majority of the payments are recorded as deposits under financial liabilities on our balance sheet. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our sales agent force.
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
Critical Accounting Policies
We prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain property, plant and equipment at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying our accounting policies. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.
Reserves for Long-term Insurance Contracts
Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.
The reserve for long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption, and based on the following principles:
•	The reserves for long-term insurance contracts are recognized on the basis of best estimates of future payouts that will be required to fulfill the contractual obligations. These expenses refer to the expected net future cash outflows for the insurance contracts, which is the difference between the expected future cash outflows and the expected future cash inflows. The expected future cash inflows include cash inflows rising from the undertaking of insurance obligations. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:
(i)	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

(ii)	Additional non-guaranteed benefits, such as policyholder dividends.
(iii)	Expenses incurred to manage insurance contracts or to process claims, including administration and claim settlement expenses.
Various assumptions for the estimates are reviewed at the end of each reporting period and any changes will be recognized in net profit.
•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized as incurred.
Margin is comprised of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by us for not recognizing the Day 1 gain. The residual margin is amortized over the life of the contracts. The subsequent measurement of residual margin is independent from the best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.
•	We have considered the impact of time value on the reserve calculation for insurance contracts.
We establish liabilities for long-term traditional insurance contracts based on the following assumptions:
•	For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current and future investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranges from 3.50% to 5.00% for the year of 2008 and ranges from 4.40% to 5.00% for the year of 2009.
For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, we use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranges from 2.81% to 4.95% for the year of 2008 and ranges from 2.69% to 5.32% for the year of 2009.
The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market results and availability of investment channels for investments of our insurance funds. We determine discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

•	The mortality and morbidity assumptions are based on our historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.
We base our mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect our recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where we are exposed to longevity risk.
We base our morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.
Risk margin is considered in our mortality and morbidity assumptions.
•	The expense assumption has been based on expected unit costs with the consideration of risk margin. Unit costs have been based on an analysis of actual experience and expressed on both a per-policy and a percent-of-premium basis. Our expense assumption is effected by certain factors, such as inflation, market competition and other factors. We determine expense assumption based on the information obtained at the end of each reporting period with the consideration of risk margin. We have estimated the percentage of premiums costs to be 1.59% to 1.74% of premiums for individual life products and 1.54% for group life products for 2008; and 1.05% to 1.17% of premiums for individual life products and 1.01% for group life products for 2009, in each case plus a fixed per-policy expense.
•	The lapse rates and other assumptions are effected by certain factors, such as future macro-economic trends, availability of financial substitutions, market competition and other factors, which brings uncertainty to lapse rate and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period with consideration of risk margin.
We did not change our process used to determine assumptions for the insurance contracts, which are detailed in Note 13 to our Consolidated Financial Statements included elsewhere in this annual report.
Universal Life Contracts and Unit-linked Contracts
Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components; and
•	Non-insurance components.

The insurance components are accounted for as insurance contracts, and the non-insurance components are accounted for as investment contracts, which are stated in the investment contracts liabilities.
Investment Contracts
Revenue from investment contracts with or without discretionary participating features is policy fee income, which consists of various charges including, among others, policy fees, handling fees and management fees, during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.
Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortized cost.
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
Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, we consider several factors including, but not limited to the following: (a) significant financial difficulty of the issuer or debtor; (b) a breach of contract, such as a default or delinquency in payments; (c) it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganization; and (d) the disappearance of an active market for that financial asset because of financial difficulties. In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed.

As of December 31, 2009, debt securities of RMB 87,856 million contain guarantees issued by third parties and, of those, 82.0% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 53.8% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.
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
Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and, through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.
We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2009, we did not consider it necessary to adjust the prices obtained from our pricing service.
For the year ended December 31, 2009, RMB 118,399 million of RMB 343,562 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs (interest rates) to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.
Management subjects the fair values provided by valuation service providers to a number of validation procedures. These procedures include a review of the valuation models utilized and the results of these models, as well as our own test recalculation of the prices obtained from the pricing service at each reporting date.

We consider a combination of many factors in determining whether we believe a market for a financial instrument is active or inactive. Among these factors include:
•	whether there has been any trades within past 30 days of the reporting date;
•	the volume of the trades within this 30 day period; and
•	the degree which the implied yields for a debt security for observed transactions differs from our understanding of the current relevant market rates and information.
Revenue Recognition
Premiums. Premiums from long-term life insurance contracts are recognized as revenue when due from the policyholders.
Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.
Policy fee income. Revenue from investment contracts is recognized as policy fee income, which consists of various charges (including policy fees, handling fees, management fees) over the period during which service is provided. Excess charges over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.
Investment income. Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive a dividend payment is established.
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
Recently Issued Accounting Standards
We adopted all standards, amendments and interpretations issued by the IASB that were effective as of December 31, 2009. In addition, we early adopted IAS 24 Related Party Disclosure (Revised 2009) which was not effective but allowed for early adoption.

Inflation
In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past two years. According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately (0.7%), 5.9%, 4.8%, 1.5% and 1.8% in 2009, 2008, 2007, 2006 and 2005, respectively.
Foreign Currency Fluctuation
See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.
A. OPERATING RESULTS
Year Ended December 31, 2009 Compared with Year Ended December 31, 2008
Net Premiums Earned
Net premiums earned increased by RMB 9,900 million, or 3.7%, to RMB 275,077 million in 2009 from RMB 265,177 million in 2008. This increase was primarily due to an increase in insurance business volume.
Individual Life Insurance Business
Net premiums earned from the individual life insurance business increased by RMB 9,581 million, or 3.8%, to RMB 261,694 million in 2009 from RMB 252,113 million in 2008. This increase was primarily due to the adjustment of our business structure to focus more on sales of products with regular premiums, which resulted in a more steady increase of our first-year premiums and renewal premiums.
Group Life Insurance Business
Net premiums earned from the group life insurance business decreased by RMB 150 million, or 44.2%, to RMB 189 million in 2009 from RMB 339 million in 2008. This decrease was primarily due to the adjustment of our business development strategies to focus more on development of risk-type products and to reduce the proportion of group annuity products.
Short-term Insurance Business
Net premiums earned from short-term insurance business increased by RMB 469 million, or 3.7%, to RMB 13,194 million in 2009 from RMB 12,725 million in 2008. Net premiums earned from the accident insurance business increased by RMB 864 million, or 14.3%, to RMB 6,886 million in 2009 from RMB 6,022 million in 2008 and net premiums earned from the health insurance business decreased by RMB 395 million, or 5.9%, to RMB 6,308 million in 2009 from RMB 6,703 million in 2008. These increases were primarily due to our increased development efforts for accident and health insurance business.
Investment Income
Investment income decreased by RMB 6,056 million, or 13.5%, to RMB 38,890 million in 2009 from RMB 44,946 million in 2008. The investment yield for the year ended December 31, 2009 was 5.78%, a 2.30 percentage point increase from the investment yield of 3.48%% for the year ended December 31, 2008.

Investment Income from Securities at Fair Value through Income
Investment income from securities at fair value through income decreased by RMB 567 million, or 62.9%, to RMB 335 million in 2009 from RMB 902 million in 2008. This was primarily due to a decrease in the total volume of financial assets at fair value through income and a decrease of dividends from securities investment funds.
Investment Income from Available-for-Sale Securities
Investment income from available-for-sale securities decreased by RMB 5,948 million, or 26.3%, to RMB 16,688 million in 2009 from RMB 22,636 million in 2008. This was primarily due to a decrease of dividends from securities investment funds.
Investment Income from Held-to-Maturity Securities
Investment income from held-to-maturity securities increased by RMB 637 million, or 6.9%, to RMB 9,882 million in 2009 from RMB 9,245 million in 2008. This was primarily due to an increase in interest income resulting from favorable structural adjustments of our investments in debt securities.
Investment Income from Term Deposits
Investment income from term deposits decreased by RMB 573 million, or 5.0%, to RMB 10,805 million in 2009 from RMB 11,378 million in 2008. This was primarily due to a decrease in interest income from deposits resulting from a decline in interest rates.
Investment Income from Loans
Investment income from loans increased by RMB 476 million, or 68.4%, to RMB 1,172 million in 2009 from RMB 696 million in 2008. This was primarily due to an increase in interest income from investments in bonds investment programs.
Net Realized Gains/(Losses) on Financial Assets
Net realized gains/(losses) on financial assets increased by RMB 27,208 million to RMB 21,244 million in 2009 from RMB (5,964) million in 2008.
Debt Securities
Net realized gains/(losses) on financial assets from debt securities increased by RMB 901 million, or 36.9%, to RMB 3,346 million in 2009 from RMB 2,445 million in 2008. This was primarily due to an increase in income from the purchase and sale of debt securities resulting from our adjustment of debt investment strategies by taking advantage of market opportunities.
Equity Securities
Net realized gains/(losses) on financial assets from equity securities increased by RMB 26,307 million to RMB 17,898 million in 2009 from RMB (8,409) million in 2008. This was primarily due to an increase in income from the purchase and sale of stocks and fund interests by taking advantage of favorable stock market conditions and a decrease in assets impairment.

Net Fair Value Gains/(Losses) on Assets at Fair Value Through Income
We reflect net fair value gains/(losses) on assets at fair value through income in current year income. Our net fair value gains/(losses) on assets at fair value through income increased by RMB 8,643 million to RMB 1,449 million in 2009 from RMB (7,194) million in 2008.
Debt Securities
Net fair value gains/(losses) on assets at fair value through income from debt securities decreased by RMB 577 million, or 192.3%, to RMB (277) million in 2009 from RMB 300 million in 2008. This was primarily due to a decrease of the market value of debt securities (held-for-trading) resulting from unfavorable market conditions.
Equity Securities
Net fair value gains/(losses) on assets at fair value through income from equity securities increased by RMB 9,220 million to RMB 1,726 million in 2009 from RMB (7,494) million in 2008. This was primarily due to an increase of unrealized profits from stocks and fund interests resulting from favorable market conditions.
Other Income
Other income decreased by RMB 790 million, or 23.1%, to RMB 2,630 million in 2009 from RMB 3,420 million in 2008. This was primarily due to a decrease in policy fee income from investment contracts.
Insurance Benefits and Claims
Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 5,089 million, or 2.2%, to RMB 237,038 million in 2009 from RMB 231,949 million in 2008.
Individual Life Insurance Business
Insurance benefits and claims for the individual life insurance business increased by RMB 5,163 million, or 2.3%, to RMB 228,968 million in 2009 from RMB 223,805 million in 2008. This increase was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Group Life Insurance Business
Insurance benefits and claims for the group life insurance business decreased by RMB 241 million, or 47.9%, to RMB 262 million in 2009 from RMB 503 million in 2008. This decrease was primarily due to the adjustment of our mix of products to reduce the business volume of group annuity products, which in turn resulted in a decrease of insurance benefits and claims for group annuity products.
Short-term Insurance Business
Insurance benefits and claims for the short-term insurance business increased by RMB 167 million, or 2.2%, to RMB 7,808 million in 2009 from RMB 7,641 million in 2008. This increase was primarily due to an increase in business volume.

Investment Contract Benefits
Investment contract benefits increased by RMB 211 million, or 10.9%, to RMB 2,142 million in 2009 from RMB 1,931 million in 2008. This increase was primarily due to an increase in average account balances resulting from the increased volume of investment contracts issued.
Policyholder Dividends Resulting from Participation in Profits
Policyholder dividends resulting from participation in profits increased by RMB 12,816 million, or 767.0%, to RMB 14,487 million in 2009 from RMB 1,671 million in 2008. This increase was primarily due to an increase in the investment yield for participating products.
Underwriting and Policy Acquisition Costs
Underwriting and policy acquisition costs decreased by RMB 1,264 million, or 5.2%, to RMB 22,936 million in 2009 from RMB 24,200 million in 2008. This decrease was primarily due to the adjustment of our product structure and improvement of our sales approach. Underwriting and policy acquisition costs were approximately 8.3% and 9.1% of net premiums earned in 2009 and 2008, respectively.
Administrative Expenses
Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 2,067 million, or 12.4%, to RMB 18,719 million in 2009 from RMB 16,652 million in 2008. This increase primarily reflected business development and increased market competition.
Other Operating Expenses
Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, decreased by RMB 1,019 million, or 29.9%, to RMB 2,390 million in 2009 from RMB 3,409 million in 2008. This decrease primarily reflected a decrease in foreign exchange losses resulting from a relatively stable interest rate.
Profit before Income Tax
Our profit before income tax increased by RMB 21,786 million, or 109.2%, to RMB 41,745 million in 2009 from RMB 19,959 million in 2008.
Individual Life Insurance Business
Profit before income tax in the individual life insurance business increased by RMB 20,694 million, or 108.5%, to RMB 39,769 million in 2009 from RMB 19,075 million in 2008. This was primarily due to an increase in investment yields resulting from favorable capital market conditions.
Group Life Insurance Business
Profit before income tax in the group life insurance business increased by RMB 386 million, or 476.5%, to RMB 467 million in 2009 from RMB 81 million 2008. This was primarily due to the adjustment of our business strategies to focus more on sales of risk-type insurance products which are more profitable and an increase in investment yields resulting from favorable capital market conditions.

Short-term Insurance Business
Profit before income tax in short-term insurance business decreased by RMB 176 million, or 29.5%, from RMB 420 million in 2009 from RMB 596 million in 2008. This was primarily due to increased market competition.
Income Tax
We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, increased by RMB 8,024 million, or 1,171.4%, to RMB 8,709 million in 2009 from RMB 685 million in 2008. This increase was primarily due to an increase in profit before income tax, a decrease in non-taxable income and an increase in additional tax liability from expenses not deductible for tax purposes.
Non-taxable income mainly includes interest income from government bonds and distribution from securities investment funds. The non-taxable income decreased by RMB 1,897 million, or 41.9%, to RMB 2,627 million in 2009 from RMB 4,524 million in 2008.
Expenses not deductible for tax purposes mainly include commissions, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations. Expenses not deductible for tax purposes increased by RMB 324 million, or 165.3%, to RMB 520 million in 2009 from RMB 196 million in 2008.
Our effective tax rate for 2009 was 20.86%, which increased by 14.8 percentage points from an effective tax rate for 2008 of 6.1%. The increase was primarily due to a decrease in non-taxable income and an increase in additional tax liability from expenses not deductible for tax purposes.
Net Profit Attributable to Shareholders of the Company
For the reasons set forth above, net profit attributable to shareholders of the Company increased by RMB 13,744 million, or 71.8%, to RMB 32,881 million in 2009 from RMB 19,137 million in 2008. This increase was primarily due to an increase in investment yield resulting from favorable capital market conditions.
Investment Assets
Our total investment assets increased by RMB 234,742 million, or 25.0%, to RMB 1,172,145 million in 2009 from RMB 937,403 million in 2008.
Term Deposits
Term deposits increased by RMB 116,711 million, or 51.1%, to RMB 344,983 million in 2009 from RMB 228,272 million in 2008. This increase was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Investments
Held-to-maturity investments increased by RMB 23,170 million, or 10.9%, to RMB 235,099 million in 2009 from RMB 211,929 million 2008. This was primarily due to an increase in our total investment assets.

Available-for-Sale Securities
Available-for-sale assets increased by RMB 92,560 million, or 21.8%, to RMB 517,499 million in 2009 from RMB 424,939 million in 2008. This was primarily due to an increase in our total investment assets.
Securities at Fair Value Through Income
Securities at fair value through income decreased by RMB 4,966 million, or 35.2%, to RMB 9,133 million in 2009 from RMB 14,099 million in 2008. This was primarily due to a decrease in the volume of held-for-trading fund interests.
Cash and Cash Equivalents
Cash and cash equivalents increased by RMB 2,112 million, or 6.2%, to RMB 36,197 million in 2009 from RMB 34,085 million in 2008. This was primarily due to an increase in the total investment assets offset in part by the decrease of the proportion of cash and cash equivalents in the total investment assets resulting from our substantially increased investment in negotiated deposits.
Loans
Loans increased by RMB 5,155 million, or 28.8%, to RMB 23,081 million in 2009 from RMB 17,926 million in 2008. This was primarily due to the increased demand for policy loans.
Liabilities
Our total liabilities increased by RMB 200,859 million, or 24.7%, to RMB 1,013 billion in 2009 from RMB 812,622 million in 2008.
Liabilities of Insurance Contracts
Liabilities of insurance contracts increased by RMB 155,299 million, or 23.4%, to RMB 818,164 million in 2009 from RMB 662,865 million in 2008. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Financial Liabilities
Financial liabilities increased by RMB 24,426 million, or 31.9%, to RMB 100,879 million in 2009 from RMB 76,453 million in 2008. This was primarily due to an increase in securities sold under agreements to repurchase.
Policyholder Dividends Payable
Policyholder dividends payable increased by RMB 11,409 million, or 26.4%, to RMB 54,587 million in 2009 from RMB 43,178 million in 2008. This was primarily due to an increase in investment yield for participating products and an increase in unrealized profit of financial assets (available for sale).
Annuity and Other Insurance Balances Payable
Annuity and other insurance balances payable increased by RMB 741 million, or 14.9%, to RMB 5,721 million in 2009 from RMB 4,980 million in 2008. This was primarily due to the accumulation of insurance liabilities.

Deferred Tax Liabilities
Deferred tax liabilities increased by RMB 6,017 million, or 58.2%, to RMB 16,361 million in 2009 from 10,344 million in 2008. This was primarily due to an increase in unrealized profit from financial assets (available for sale).
Shareholders’ Equity
As of December 31, 2009, shareholders’ equity was RMB 211,072 million and increased by RMB 37,125 million, or 21.3%, from RMB 173,947 million as of December 31, 2008. This increase was primarily due to an increase in business volume and investment yields.
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity Sources
Our principal cash inflows come from insurance premiums, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2009, the amount of cash and cash equivalents was RMB 36,197 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2009, the amount of term deposits was RMB 344,983 million. As of December 31, 2009, investments in debt securities had a fair value of RMB 582,885 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2009, investments in equity securities had a fair value of RMB 179,405 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are relatively lower than those in more developed financial markets. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.
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
Net cash provided by operating activities was RMB 149,700 million in 2009, an increase of RMB 23,623 million from RMB 126,077 million in 2008. This increase was primarily due to an increase in written premiums and a decrease in claims payments.
Net cash used in investment activities was RMB 163,751 million in 2009, an increase of RMB 47,841 million from RMB 115,910 million in 2008. This increase was primarily due to an increase in total investment assets resulting from an increase of premiums received and net cash provided by financing activities.
Net cash provided by financing activities was RMB 16,167 million in 2009, an increase of RMB 17,278 million from RMB (1,111) million in 2008. This change was primarily due to financing activities conducted through bond repurchase transactions to provide cash for our investments in negotiated deposits under favorable market conditions.
Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in stocks listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, plus 2,282 million in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$5.8 billion for investments in Sino-Ocean Land Holdings Limited during its target offering in 2009.
Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2009, the cash proceeds from our A share offering were used to increase our share capital.
Ratio of Assets and Liabilities
Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2009 and December 31, 2008 are as follows:

	As at December 31,	As at December 31,
	2009	2008

Ratio of assets and liabilities	82.65%	82.29%

Insurance Solvency Requirements
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2009 and December 31, 2008:

	As of December 31, 2009	As of December 31, 2008
	(RMB in millions,
	except percentage data)
Actual capital	147,119	124,561
Minimum capital	48,459	40,154
Solvency ratio	303.59%	310.21%
The decrease in our solvency ratio was due to an increase in the minimum capital requirement resulting from our business development.
Contractual Obligations and Commitments
The following table sets out our contractual obligations and commitments as of December 31, 2009.

			Later
			than 3
	Not	Later than	years but
	later	1 year but	not later	Later
	than	not later	than 5	than
As of December 31, 2009	1 year	than 3 years	years	5 years	Total
	(RMB in millions)
Securities sold under agreements to repurchase	33,553	—	—	—	33,553
Annuity and other insurance balances payable	5,721	—	—	—	5,721
Insurance contracts	(7,558)	34,103	118,673	1,335,276	1,480,494
Investment contracts	18,386	20,121	13,595	34,352	86,454
Off balance sheet operating leases	297	371	107	49	824
Capital commitments	419	69	—	—	488

Total	50,818	54,664	132,375	1,369,677	1,607,534

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.
The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2009, relating to premiums received through December 31, 2009. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.
Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2009 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2009. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.
Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2009.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.
D. TREND INFORMATION
Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.
We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in an increase of RMB 8.1 billion in net profit in 2009 and resulted in an increase of RMB 3.7 billion in net profit in 2008. The sensitivity analysis of these assumptions is as follows:
•	holding all other variables constant, if mortality rates and morbidity rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 8,899 million or RMB 9,290 million lower or higher.

•	holding all other variables constant, if lapse rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,426 million or RMB 5,802 million lower or higher.

•	holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 23,429 million or RMB 27,157 million higher or lower.
See also Note 4.1.3 and Note 13(c) to our consolidated financial statements included elsewhere in this annual report.
E. OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2009, we had not entered into any off-balance sheet arrangements.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Financial Street, Xicheng District, Beijing 100033, China.

Name	Age	Position

Yang Chao	60	Chairman of the board of directors and executive director
Wan Feng	52	President and executive director
Lin Dairen	52	Vice President and executive director
Liu Yingqi	52	Vice President, executive director and secretary of the board of directors
Miao Jianmin	45	Non-executive director
Shi Guoqing	58	Non-executive director
Zhuang Zuojin	58	Non-executive director
Sun Shuyi	69	Independent director
Ma Yongwei	68	Independent director
Sun Changji	68	Independent director
Bruce Douglas Moore	61	Independent director
Liu Jiade	47	Vice president
Zhou Ying	56	Vice president
Su Hengxuan	47	Vice president
Miao Ping	52	Vice president
Hwei-Chung Shao	56	Chief actuary
Directors
Yang Chao has been our chairman since July 2005, the president of CLIC since May 2005 and the chairman of CLPCIC since December 2006. Between May 2005 and January 2006, he was our president. Between 2000 and 2005, Mr. Yang was the chairman and general manager of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and business administration, and obtained a Master’s degree in business administration. Mr. Yang, a senior economist, has more than 30 years of experience in the insurance and banking industries, and was awarded a special allowance by the State Council. He is currently the vice president of National Association of Financial Market Institutional Investors, the chairman of the Chairmanship of China Federation of Industrial Economics, a member of Shanghai International Financial Center Construction Advisory Committee and a member of Association for Relations Across the Taiwan Straits.
Wan Feng has been our president, a vice president of CLIC and a director of China Life Pension since September 2007. He has been an executive director of our company since June 2006. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by board resolution since January 31, 2007. Mr. Wan also serves as a director of CLPCIC since November 2006 and a director of AMC since January 2006. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a doctorate in finance from Nankai University in Tianjin. Mr. Wan, a senior economist, has 28 years of experience in the life insurance industry, and was awarded a special allowance by the State Council. He is currently the director of China Life Charity Foundation, the deputy director of China Association of Actuaries, a deputy director of Insurance Association of China, an executive director of Insurance Institute of China, a director of China Insurance Guarantee Fund Committee and a director of GDB.
Lin Dairen has been an executive director of our company since October 27, 2008. Mr. Lin has served as a vice president of our company since 2003, and as the executive director and president of China Life Pension from November 2006. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, has 28 years of experience in the life insurance industry and has accumulated extensive experience in operations and management. He is currently the executive director of the Insurance Institute of China, the executive director of the Labor Institute of China and the executive director of Peking University China Center for Insurance and Social Security Research.

Liu Yingqi has been an executive director of our company since October 27, 2008. Ms. Liu has served as a vice president of our company since January 2006, and as the Secretary of our board of directors since May 30, 2008. Ms. Liu has been a director of China Life Pension since November 2006. Between August 2003 and January 2006, Ms. Liu was the chairperson of our board of supervisors. Ms. Liu graduated with a BA in economics from Anhui University in 1982. Ms. Liu, a senior economist, has extensive experience in operation and management and over 23 years of experience in the operation and management of life insurance businesses and insurance administration. She is currently a director of the Insurance Institute of China.
Miao Jianmin has been a non-executive director of our company since October 27, 2008. Mr. Miao has been a vice president of CLIC since December 2005. Currently he also serves as the chairman of both AMC and China Life Franklin Asset Management Company Limited, the Chinese alternate representative of ABAC (APEC Business Advisory Council) and the director of the Insurance Association of China, and was awarded a special allowance by the State Council. He is one of the state-level candidates for the New Century Talents Projects of 2009. Mr. Miao graduated from the post-graduate division of the PBOC with a major in money and banking. He studied in the insurance faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a senior economist.
Shi Guoqing has been a non-executive director of our company since 2004. Mr. Shi is also a vice president of CLIC from August 2003, and the chairman of China Life Insurance (Overseas) Co., Ltd., director of Beijing Oriental Plaza Company Limited, director of Hong Kong Huiyen Holding Company Limited, director of China World Trade Center Limited, director of China World Trade Center Company Limited, director of China World Trade Investments Limited, chairman of Shanghai PICC Tower Limited, and director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a senior economist, has over 30 years of experience in the insurance industry, and has accumulated extensive experience in the operation and management of insurance businesses.
Zhuang Zuojin has been a non-executive director of our company since June 2006, and has served as a vice president of CLIC from August 2003 and a director of AMC from June 2004. She has acted as a director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majored in economics and management and studied probability and statistics (major in insurance actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a senior accountant, has worked in the insurance industry for over 29 years, and has accumulated extensive experience in the operation and management of insurance businesses. She is currently the vice president of Financial Accounting Society of China.
Sun Shuyi has been an independent director of our company since 2004. He is the executive vice president of China Federation of Industrial Economics, vice chairman of the United China Enterprise Association, executive vice president of China Enterprise Association, and a member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the deputy general manager of General Office of the Central Steering Committee of Financial Affairs of China, deputy minister of Ministry of Labour and deputy party secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a senior engineer and certified public accountant.
Ma Yongwei has been an independent director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company, from 1994 to 1996 as the chairman and president of former People’s Insurance Company of China and from 1984 to 1994 served as the governor of Agricultural Bank of China. Mr. Ma graduated from finance department of Liaoning Finance and Economic University in 1966. Mr. Ma, a researcher, has over 37 years of experience in the banking industry and the insurance industry.

Sun Changji has been an independent director of our company since May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as a section head, workshop director, deputy factory manager and factory manager. In July 1991, he was appointed as the deputy director-general of the production department of the Ministry of Machinery Industry of China, and he became the vice minister of the Ministry of Machinery Industry of China in April 1993. In April 1998, he became the first deputy director-general of the State Administration of Machinery Industry of China (deputy ministerial level). He became the deputy party secretary and vice president (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as the president of China Orient Asset Management Corporation. He became the vice chairman of Bank of China in November 2000, the vice chairman of Bank of China (Hong Kong) Limited in September 2001 and the secretary of commission for disciplinary inspection of Bank of China in June 2003 concurrently. From August 2004, he has served primarily as the vice chairman of Bank of China (Hong Kong) Limited and the vice chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a researcher-level senior engineer, graduated from Tsinghua University in September 1966.
Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. In 2002, he was responsible for Asian actuarial services (including Japan actuarial services) in Beijing. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, with a major in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 35 years of experience serving the insurance industry as an executive or a consultant.
Supervisors
The following table sets forth information regarding our current supervisors.

Name	Age	Position

Xia Zhihua	54	Chairperson of board of supervisors
Shi Xiangming	51	Supervisor
Yang Hong	43	Employee representative supervisor
Wang Xu	43	Employee representative supervisor
Tian Hui	58	Supervisor
Xia Zhihua has been a supervisor of our company since January 2006 and the chairperson of our board of supervisors since March 2006. Ms. Xia served as the State Council’s representative in CLIC, designated supervisor of bureau level grade official and office director of the board of supervisors of China Export & Credit Insurance Corporation from August 2003 to December 2005. Ms. Xia had 16 years work experience in the State Ministry of Finance relating to economic and financial management and 6 years of working experience as the State Council’s representative in the board of supervisors of state-owned important financial institutions. Ms. Xia graduated from department of economics at Xiamen University in 1982 and received a BA degree in politics and economics. She graduated from department of economics at Xiamen University in 1984 and received a MA degree in world economics.

Shi Xiangming has been the general manager of the supervisory department of our company since September 2008. Mr. Shi served as the deputy general manager of the human resources department and the office director of our company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the deputy general manager of our supervisory department of China Life Insurance Company. Mr. Shi graduated from the chemistry school of the first branch college of Beijing University, and received a bachelor’s degree in science.
Yang Hong has been a supervisor of our company since October 2006 and is currently the general manager of our customer service department. From July 2003 to October 2006, Ms. Yang served as assistant general manager and deputy general manager of our business management department. Ms. Yang graduated in the computer department of Jilin University with a bachelor’s degree.
Wang Xu has been the office director of our company since April 2009. He served as the deputy office director (in charge), deputy general manager of the group life insurance sales department, and deputy chief, chief and deputy general manager of the health insurance department of our company from January 1999 to April 2009. He also served as a doctor-in-charge of the orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a bachelor’s degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.
Tian Hui has been a supervisor of our company since June 2004. He is currently the director and party secretary of China Coal International Engineering Research Institute. He was the director and party secretary of China Coal International Engineering Research Institute from June 2006 to April 2008 and director and deputy party secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained a bachelor’s degree from Fuxin Minery School and a doctor’s degree from China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level senior engineer and a master of China construction design, and was awarded a special allowance by the State Council.
Senior Management
Wan Feng, see “—Directors and Senior Management—Directors” for his profile.
Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.
Liu Yingqi, see “—Directors and Senior Management—Directors” for her profile.
Liu Jiade has been a vice president of our company since 2003 and a director of AMC from June 2004. Mr. Liu has served as a director of China Life Franklin Asset Management Company Limited since May 2006, and as a director of GDB since December 2006. He became the vice director of the finance bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor’s degree in public finance. He is currently a director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Informationization Committee.
Zhou Ying has been a vice president of our company since August 2008 and served as the secretary of our commission for disciplinary inspection since November 2006. Mr. Zhou served as the director of the Fifth Office (at deputy bureau level) and as a designated supervisor at (deputy bureau level) in Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a MBA.

Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as assistant to president of our Company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006, a director of Insurance Professional College since December 2006 and a director of China Life Security Insurance Agency Company Limited since December 2007. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majored in insurance. Mr. Su, a senior economist, has over 27 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the Insurance Marketing Association of the Insurance Association of China.
Miao Ping has been a vice president of our company since December 2009. He served as the general manager of our Jiangsu branch from September 2006. Mr. Miao served as the general manager of our Jiangxi branch from September 2004 and as a deputy general manager of our Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majored in economics and management. Mr. Miao, a senior economist, has 29 years of experience in the operation of life insurance business and the management of insurance business.
Hwei-Chung Shao has been our chief actuary since March 2007. Prior to that, Ms. Shao was a senior deputy president and chief actuary of subsidiaries of the Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the president and senior officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CERA (Chartered Enterprise Risk Analyst), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA (Fellow of the Society of Actuaries), etc. Ms. Shao obtained a bachelor’s degree from National Chengchi University in Taiwan and a master’s degree from the University of Iowa, U.S. She is currently a member of Society of Actuaries of Greater China.
B. COMPENSATION
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

The following table sets forth the amounts of compensations paid to each of our directors and supervisors for the fiscal year ended December 31, 2009. The total compensation package for our directors and supervisors for the year ended December 31, 2009 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2009. We will make further disclosure of the amount of the final compensation when it is determined.

				Compensation
				for loss of
		Inducement	Other	office as
Name	Salaries/Fees	Fees	Benefits	director	Total
	In RMB
Yang Chao	864,168	—	—	—	864,168
Wan Feng	929,600	—	—	—	929,600
Lin Dairen	855,733	—	—	—	855,733
Liu Yingqi	855,733	—	—	—	855,733
Miao Jianmin	—	—	—	—	—
Shi Guoqing	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—
Sun Shuyi	—	—	—	—	—
Ma Yongwei	—	—	—	—	—
Sun Changji	—	—	—	—	—
Bruce Douglas Moore	157,500	—	—	—	157,500
Long Yongtu(1)	—	—	—	—	—
Chau Tak Hay(1)	112,500	—	—	—	112,500
Cai Rang(1)	112,500	—	—	—	112,500
Ngai Wai Fung(1)	112,500	—	—	—	112,500
Xia Zhihua	855,733	—	—	—	855,733
Shi Xiangming	337,283	—	—	—	337,283
Yang Hong	553,000	—	—	—	553,000
Wang Xu	322,583	—	—	—	322,583
Tian Hui	120,000	—	—	—	120,000
Wu Weimin(2)	251,417	—	—	—	251,417
Qing Ge(2)	251,417	—	—	—	251,417

Total	6,691,667	—	—	—	6,691,667

(1)	Resigned as the independent non-executive director on May 25, 2009.

(2)	Resigned as the employee representative supervisor on May 25, 2009.
The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to our president who are not our directors and our chief information technology officer, chief actuary and chairman of the communist party disciplinary commission, for the year ended December 31, 2009. The total compensation package for our executive officers for the year ended December 31, 2009 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2009. We will make further disclosure of the amount of the final compensation when it is determined.
The HKSE Listing Rules do not require the disclosure of compensation of senior management on an individual basis. The following information was disclosed by us in our A share annual report for the fiscal year ended December 31, 2009.

Name	Total
In RMB

Liu Jiade	850,000
Zhou Ying	850,000
Su Hengxuan	850,000
Miao Ping	60,000
Liu Lefei(3)	170,000
Liu Anlin(4)	700,000
Hwei-Chung Shao	2,930,000

Total	4,860,000

(3)	Removed as our chief investment officer on January 19, 2009.

(4)	Removed as our chief information technology officer on December 21, 2009.

The aggregate amount of compensation we paid to our five highest paid individual employees, including four directors and one other employee during the year ended December 31, 2009, was approximately RMB 6,435,000 (US$942,733). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2009 was approximately RMB 2,930,000 (US$429,247).
Senior Management Compensation
Our senior management’s compensation consists of four components, including basic salaries, performance-based salaries, fringe benefits and mid to long-term incentive compensation.
We have set up a comprehensive performance management system. A performance appraisal method for officers of our headquarters is used to appraise the performance of the officers annually based on the achievement of insurance contract objectives. Measures for such appraisal include a quantitative index for business performance as well as a qualitative index for management performance. Specifically, the business performance index includes our major business indices, establishing a connection between the achievement of our major business targets and the officers’ performance appraisal.
In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2009.
For other details of senior management compensation, please refer to “Item 6. Directors, Senior Management and Employees—Compensation—Senior Management Compensation System” in our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on April 25, 2008.
C. BOARD PRACTICES
General
Our board of directors consists of eleven members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors started in May 2009 and will expire in May 2012. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.
We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Securities and Exchange Act and the New York Stock Exchange which are applicable to us.
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

Board Committees
We have established standing audit, nomination and remuneration, risk management and strategy committees.
The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend the engagement or replacement of external auditors. Our audit committee is currently comprised of Bruce Douglas Moore, Sun Shuyi and Sun Changji. Mr. Bruce Douglas Moore serves as the chairman.
The primary duties of the nomination and remuneration committee are to review and recommend the nomination of our directors and senior officers, as well as to formulate the training and remuneration policy for our senior management. Our nomination and remuneration committee is currently comprised of Sun Changji, Bruce Douglas Moore and Miao Jianmin. Mr. Sun Changji serves as the chairman.
The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Ma Yongwei, Zhuang Zuojin and Liu Yingqi. Mr. Ma Yongwei serves as the chairman.
The primary duties of the strategy committee are to formulate our overall development plans and investment decision-making procedures. Our strategy committee is currently comprised of Sun Shuyi, Wan Feng, Shi Guoqing and Liu Dairen.
D. EMPLOYEES
As of December 31, 2007, 2008 and 2009, we had approximately 96,700, 102,000 and 104,500 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2009.

	As of December 31
	2007		2008		2009
	Number	%	Number	%	Number	%
	of	of	of	of	of	of
	employees	total	employees	total	employees	total
Management and administrative staff	18,535	19.17%	20,250	19.81%	21,450	20.52%
Financial and auditing staff	7,931	8.20%	7,663	7.50%	7,967	7.62%
Sales and marketing staff(1)	25,473	26.34%	25,473	24.92%	26,320	25.18%
Underwriters, claim specialists and customer service staff	33,703	34.85%	38,797	37.96%	39,329	37.54%
Other professional and technical staff(2)	2,742	2.84%	3,680	3.60%	3,800	3.64%
Other	8,314	8.60%	6,378	6.24%	5,759	5.51%

Total	96,698	100%	102,241	100%	104,535	100%

(1)	Includes direct sales representatives.

(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
As of December 31, 2007, 2008 and 2009, we had approximately 638,000, 716,000 and 777,000 exclusive agents, respectively. The increase in the number of our exclusive agents from 2008 to 2009 was primarily due to our improved hiring and training process and increased retention rate of our exclusive agents.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.
E. SHARE OWNERSHIP
As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. MAJOR SHAREHOLDERS
The table sets forth information regarding the ownership of our share capital as of April 19, 2010 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

				Percentage of
			Percentage of	Total Share
Title of Class	Identity of Person or Group	Amount Owned	Class	Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000(L)	92.80%	68.37%
H Shares	JPMorgan Chase & Co.(1)	592,454,359(L)	7.96%	2.10%
		52,441,871(S)	0.70%	0.19%
		282,699,343(P)	3.80%	1.00%
H Shares	Blackrock, Inc.(2)	387,227,148(L)	5.20%	1.37%
		864,500(S)	0.01%	0.00%
The letter L denotes a long position. The letter S denotes a short position. The letter P denotes interest in a lending pool.

(1):	JPMorgan Chase & Co. was interested in a total of 592,454,359 H shares in accordance with the provisions of Part XV of the Securities and Futures Ordinance, or the SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Asset Management (Japan) Limited, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, JF International Management Inc., China International Fund Management Co Ltd and J.P. Morgan Markets Limited were interested in 282,699,343 H shares, 2,411,912 H shares, 31,218,909 H shares, 642,000 H shares, 183,182,750 H shares, 37,959,749 H shares, 26,534,196 H shares, 10,363,000 H shares, 1,582,000 H shares, 11,609,000 H shares and 4,251,500 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 592,454,359 H shares are 282,699,343 H shares (3.80%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 52,441,871 H shares (0.70%).

(2):	Blackrock, Inc. was interested in a total of 387,227,148 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Capital Management, Inc., BlackRock Investment Management (Australia) Limited, Blackrock Advisors UK Ltd., BlackRock International Ltd., BlackRock Investment Management (LUX), BlackRock Investment Management (UK) Ltd and BlackRock Fund Managers Ltd were interested in 4,619,993 H shares, 382,607,155 H shares, 295,115,665 H shares, 219,911,665 H shares, 18,292,065 H shares, 53,900 H shares, 233,395 H shares, 49,719,000 H shares, 5,063,550 H shares, 6,351,685 H shares, 7,163,795 H shares and 1,992,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 864,500 H shares (0.01%).

Our A shares and H shares generally vote together as a single class, including in the election of directors. Each A share and each H share is entitled to one vote. In addition, in certain matters which affect the rights of the holders of H shares or A shares, the H shares or A shares, as the case may be, are entitled to vote as a separate class.
CLIC converted and sold 676,470,000 domestic shares in the form of H shares or ADSs in connection with our global offering in December 2003.
Based on the information provided by Deutsche Bank Trust Company Americas, the depositary bank, as of December 31, 2009 and April 15, 2010, there were, respectively, 23,729,261 ADRs representing 355,938,915 H shares, with 83 registered holders, and 23,564,922 ADRs representing 353,473,830 H shares, with 82 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.
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
B. RELATED PARTY TRANSACTIONS
As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 6% equity interest in China Life Pension and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension and IHC are therefore considered as our connected persons under the HKSE Listing Rules. On February 9, 2009, we entered into a capital injection agreement with CLIC and AMC. On July 27, 2009, we, CLIC and AMC entered into an entrustment of enterprise annuity funds and account management agreement with China Life Pension. We also continued to carry out certain other continuing related party transactions with CLIC, AMC and IHC in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions with CLIC, AMC and IHC are set forth below.
As at the date of this annual report, we own a 20% equity interest in Guangdong Development Bank, or GDB. We continued to carry out continuing related party transactions with GDB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of the transactions with GDB are set forth below.
Continuing Related Party Transactions with CLIC
During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

Under the non-competition agreement between CLIC and us, CLIC agreed to dispose of all of its 51% interest in China Life-CMG Life Assurance Company Ltd. to third parties or eliminate any competition between China Life-CMG Life Assurance Company Ltd. and us within three years of our listing on the HKSE. China Life-CMG Life Assurance Company Ltd. was a sino-foreign joint venture of CLIC and CMG, an Australian insurance company. The joint venture is registered in Shanghai, China and is engaged in the business of life insurance and related reinsurance in Shanghai. On January 27, 2010, the transfer of CLIC’s equity interest in this joint venture to Bank of Communications Co., Ltd. was completed.
Continuing Related Party Transactions with AMC
During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement was automatically renewed on the same terms for a one-year term expiring on December 31, 2010. A detailed discussion of the asset management agreement between AMC and us is set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the year ending December 31, 2010 is RMB 800 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.
During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC which will be effective until December 31, 2011. A detailed discussion of this agreement is set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The annual caps in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for the years ending December 31, 2010 and 2011 are RMB 290 million and RMB 300 million, respectively. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.
Continuing Related Party Transaction with IHC
We have entered into a property leasing agreement with CLIC on September 30, 2003, pursuant to which CLIC agreed to lease to us (1) 833 buildings owned by CLIC, its subsidiaries and affiliates, which we refer to as the CLIC owned properties, and (2) 1,764 buildings that CLIC is entitled to sublet, which we refer to as the CLIC leased properties.
We renewed the agreement under substantially the same terms on December 23, 2005 and January 4, 2007 and amended the agreement on January 8, 2008. Under the renewed and amended agreement, which expired on December 31, 2009, CLIC agreed to lease to us 2,011 CLIC owned properties and 85 CLIC leased properties. CLIC transferred all of its rights and obligations in the CLIC owned properties and CLIC leased properties to IHC on June 30, 2008, and IHC was substituted for CLIC as a party to the property leasing agreement.

A detailed discussion of the terms of this agreement is set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.
On February 22, 2010, we entered into a new property leasing agreement with IHC under substantially the same terms as the previous property leasing agreement which expired on December 31, 2009. Under the new property leasing agreement, which will expire on December 31, 2010, IHC agreed to lease to us 2,182 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.
Continuing Related Party Transactions with GDB
During the reporting period, we engaged in continuing related party transactions with GDB. These transactions are governed by several agreements between GDB and us, including a strategic cooperation agreement, negotiated deposit agreements and individual bancassurance product cooperation agreements. A detailed discussion of these agreements is set forth in Note 29 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.
The current applicable annual interest rate under the three negotiated deposit agreements we have entered into with GDB dated April 2007, December 2007 and September 2008 is 4.50%.
Continuing Related Party Transaction with China Life Pension
On July 27, 2009, we, CLIC and AMC entered into an entrustment of enterprise annuity funds and account management agreement with China Life Pension. The agreement will last for three years starting from the date on which the entrusted funds are transferred to a special entrustment account.
Under the agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension under this agreement, we, CLIC and AMC agreed to pay China Life Pension entrusted management fees and account management fees.
Capital Injection to AMC
On February 9, 2009, we entered into a capital injection agreement with CLIC and AMC, pursuant to which we injected RMB 1,200 million and CLIC injected RMB 800 million into AMC. After the capital injection, the registered capital of AMC was increased from RMB 1,000 million to RMB 3,000 million. The proportionate shareholding between CLIC and us remained unchanged. On April 17, 2009, the capital injection was approved by the CIRC.
Compliance with HKSE Listing Rules
Given that the annual cap under each of the policy management agreement between CLIC and us, the asset management agreement between AMC and us and the asset management agreement between CLIC and AMC represents more than 0.1% but less than 2.5% of the applicable percentage ratios as defined in the HKSE Listing Rules, the continuing transactions under each of these agreements are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 30, 2008 and December 22, 2009.

The transaction under the capital injection agreement among CLIC, AMC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on February 9, 2009.
The remaining related party transactions discussed above, other than the transactions with GDB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The continuing related party transactions with GDB are not regarded as connected transactions for us under the HKSE Listing Rules.
Figures for the year ended December 31, 2009
The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2009 is set out below:

The aggregate value for
the year ended
Transactions	December 31, 2009
(RMB in millions)
1. Policy management agreement	1,193
2. Asset management agreement
(a) between CLIC and AMC	112
(b) between AMC and us	540
3. Property leasing agreement	64
Confirmation of Independent Non-executive Directors:
Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us and the asset management agreement between CLIC and AMC which were subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and confirmed that:
1)	the transactions were entered into in the ordinary and usual course of our business;

2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

3)	the transactions were entered into in accordance with the agreements governing those transactions; and

4)	the amounts of the transactions had not exceeded the relevant annual caps as announced by us.

C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION.
A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
Our audited consolidated financial statements are set forth beginning on page F-1.
Legal and Regulatory Proceedings
We are involved in litigation involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.
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
Policy on Dividend Distributions
Our board of directors has passed a resolution on April 7, 2010 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.70 per share, totaling approximately RMB 19,785 million (US$2,899 million), for the year ended December 31, 2009. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2009.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2009 will depend on:
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
Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference between after-tax profits as determined under PRC GAAP and IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.
Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We declared no dividends in respect of 2004 and paid dividends of RMB 0.05 per share in respect of 2005, RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007 and RMB 0.23 per share in respect of 2008. Our board of directors has recommended the declaration of final dividends of RMB 0.70 per share in respect of 2009. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.
B. SIGNIFICANT CHANGES
We are not aware of any significant charges since the date of the consolidated financial statements included in this annual report.
C. EMBEDDED VALUE
Background
China Life prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.
China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.
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
The values shown below do not consider the future financial effect of the Policy Management Agreement between CLIC and China Life, the Non-competition Agreement between CLIC and China Life, the Trademark License Agreement between CLIC and China Life, and the Property Leasing Agreement between IHC and China Life, nor the future financial impact of transactions of China Life with AMC, China Life Pension, and CLPCIC.
Definitions of Embedded Value and Value of One Year’s Sales
The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC statutory policy reserves and other liabilities; and
•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
Preparation and Review
The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. Towers Watson, an international firm of consultants, performed a review of our embedded value. The review statement from Towers Watson is contained in the “Report on Towers Watson Review and Opinion on Embedded Value” section.
Assumptions
Economic assumptions
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.6% in 2009 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2009 to 2016, and 13% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results
The embedded value as at 31 December, 2009, and the value of one year’s sales for the 12 months to 31 December, 2009, and their corresponding results in 2008 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	2009	2008
A Adjusted Net Worth	159,948	137,816
B Value of In-Force Business before Cost of Solvency Margin	149,387	122,898
C Cost of Solvency Margin	(24,106)	(20,626)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	125,282	102,271
E Embedded Value (A + D)	285,229	240,087
F Value of One Year’s Sales before Cost of Solvency Margin	21,352	17,528
G Cost of Solvency Margin	(3,638)	(3,604)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	17,713	13,924

Note:	Numbers may not be additive due to rounding.
Movement Analysis
The following analysis tracks the movement of the embedded value from the start to the end of the reporting period.
Table 2
Analysis of Embedded Value Movement in the Year of 2009 (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	RMB million
A Embedded Value at Start of Year	240,087
B Expected Return on Embedded Value	21,123
C Value of New Business in the Period	17,713
D Operating Experience Variance	(560)
E Investment Experience Variance	19,590
F Methodology, Model and Assumption Changes	(1,155)
G Market Value Adjustment	(4,283)
H Exchange Gains or Losses	(28)
I Shareholder Dividend Distribution	(6,500)
J Other	(757)
K Embedded Value as at 31 Dec 2009 (sum A through J)	285,229

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2009 plus the expected return on investments supporting the 2009 opening net worth.

C	Value of new business sales in 2009.

D	Reflects the difference between actual experience in 2009 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2009.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2009 to the end of 2009, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2009.

J	Other miscellaneous items.
Sensitivity Testing
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 3
Sensitivity Results (RMB million)

	VALUE OF IN-	VALUE OF ONE
	FORCE BUSINESS	YEAR’S SALES
Scenarios 1-16: Assuming the method to	AFTER COST OF	AFTER COST OF
determine taxable income for 2009 and thereafter	SOLVENCY	SOLVENCY
was the same as that in 2008	MARGIN	MARGIN

Base case scenario	125,282	17,713
1. Risk discount rate of 11.5%	118,536	16,706
2. Risk discount rate of 10.5%	132,544	18,800
3. 10% increase in investment return	148,993	20,492
4. 10% decrease in investment return	101,664	14,958
5. 10% increase in expenses	123,264	16,211
6. 10% decrease in expenses	127,297	19,215
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	123,782	17,581
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	126,802	17,847
9. 10% increase in lapse rates	123,681	17,461
10. 10% decrease in lapse rates	126,962	17,974
11. 10% increase in morbidity rates	123,562	17,546
12. 10% decrease in morbidity rates	127,016	17,882
13. 10% increase in claim ratio of short term business	125,029	17,200
14. 10% decrease in claim ratio of short term business	125,534	18,227
15. Solvency margin at 150% of statutory minimum	113,229	15,894
16. Using 2008 EV assumptions	126,117	17,994
17. Projected taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	120,004	17,227

	Adjusted Net Worth
Base Case Scenario	159,948
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” for 2009	156,112

Note:	Scenarios 17 and 18 reflect the sensitivity to a different approach in determining the taxable income.

Report on Towers Wastson Review and Opinion on Embedded Value
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2009 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has engaged Towers Watson Pennsylvania Inc., trading as Towers Watson (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.
Scope of work
Our scope of work covered:
•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2009, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;
•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2009;
•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.
Opinion
Based on the scope of work above, we have concluded that:
•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC, the methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;
•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;
•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;
•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and
•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson
Adrian Liu FIAA FCAA
26th March 2010

ITEM 9.	THE OFFER AND LISTING.
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
The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows:

	Price per H Share		Price per ADS(1)		Price per A share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High		Low
Annual
2005	6.9000	4.8500	13.49	9.45	—		—
2006	27.2000	7.0500	52.18	13.76	—		—
2007	52.0000	19.2600	106.56	36.70	75.0800	(2)	32.0400	(2)
2008	39.8500	16.7000	76.75	33.57	58.9700		18.1500
2009	41.0000	19.9000	79.86	38.34	33.1800		18.6700
Quarterly
First Quarter, 2008	39.8500	25.1500	76.75	50.00	58.9700		26.7100
Second Quarter, 2008	35.3500	27.2000	68.35	52.18	36.5900		23.9200
Third Quarter, 2008	30.4000	25.4000	59.09	48.79	27.6400		18.9700
Fourth Quarter, 2008	29.5000	16.7000	57.00	33.57	23.7900		18.1500
First Quarter, 2009	26.4500	19.9000	51.56	38.34	24.0300		18.6700
Second Quarter, 2009	30.5000	25.4500	59.39	50.10	27.7500		22.6200
Third Quarter, 2009	36.1500	28.6000	70.09	54.83	34.0100		25.1000
Fourth Quarter, 2009	41.0000	32.8000	79.86	63.16	33.1800		28.3800
First Quarter, 2010	39.3000	32.6000	76.14	62.50	31.4200		26.6900
Monthly
October 2009	37.1000	32.8000	72.63	63.16	31.5400		28.3800
November 2009	40.7500	36.2000	78.85	70.64	32.3000		29.5100
December 2009	41.0000	36.3000	79.86	70.97	31.1800		29.1000
January 2010	39.3000	33.8000	76.14	65.04	31.4200		27.0500
February 2010	34.8500	32.6000	67.48	62.50	28.0900		26.6900
March 2010	37.3500	34.2000	72.04	67.25	28.7300		27.0200
April 2010 (through April 23, 2010)	38.2000	36.3000	74.79	70.17	29.2800		27.1300

(1)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.

(2)	From the date of listing: January 9, 2007.

ITEM 10.	ADDITIONAL INFORMATION.
A. SHARE CAPITAL
Not applicable.
B. ARTICLES OF ASSOCIATION
The following is a brief summary of certain provisions of our current articles of association, the PRC company law and certain other laws and regulations applicable to us. Such summary is not purported to be complete. For further information, you should refer to the full text of our articles of association and to the texts of applicable laws and regulations.
Objects and Purposes
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
In addition, upon the listing of the H shares and for so long as the H shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Hong Kong Stock Exchange Listing Rules, the Securities and Futures Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.
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
Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference between after-tax profits as determined under PRC GAAP and IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will ordinarily not pay any dividends in a year when we do not have any distributable profits.
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

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation, any equity-based incentive plan and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that the prior approval of the CIRC is required in respect of any acquisition which results in the acquirer holding more than 5% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.
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
Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, no less than 21 days before the date of the shareholders’ annual general meeting and within four months upon the ending of the relevant financial period (for the fiscal period ending before December 31, 2010, within four months upon the ending of relevant fiscal year; for the fiscal period ending on or after December 31, 2010, within three months upon the ending of relevant fiscal year) our audited financial statements for each fiscal year, together with the auditor’s report as required by the Hong Kong Stock Exchange Listing Rules relating to that fiscal year. These and any interim financial statements must be prepared in accordance with PRC accounting standards and, for so long as our H shares are listed on the Hong Kong Stock Exchange, in accordance with IFRS. The financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.
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
A special resolution was passed at the shareholders’ annual general meeting held on May 25, 2009 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest. Our board of directors has no immediate plan to issue any new shares.
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

General
We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) minimum paid-in capital of no less than RMB 5 million, (2) a board of directors of not fewer than five and not more than 19 members, and (3) a board of supervisors of not fewer than three members.
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
Under Delaware law, directors of a Delaware corporation can be removed from office with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided that except where the certificate of incorporation of the Delaware corporation otherwise provides, a member of a classified board may be removed by shareholders only for cause, and in a corporation with cumulative voting, if less than all of the directors are removed, no director may be removed if the votes cast against the director’s removal is sufficient to elect the director if cumulatively voted at an election of directors. The Court of Chancery may remove a director who has been convicted of a felony or found by a court to have committed a breach of the duty of loyalty in connection with his or her duties to the corporation following application by the corporation or derivatively in the right of the corporation by any shareholder. The court may order the removal only if it determines that the director did not act in good faith in performing the acts resulting in the prior conviction or judgment and that removal is necessary to avoid irreparable harm to the corporation.

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
C. MATERIAL CONTRACTS
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, IHC and GDB.
D. EXCHANGE CONTROLS
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
E. TAXATION
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
The U.S. dollar value of any distribution made by us in Hong Kong dollars (or other currency that is not the U.S. dollar, or a “foreign currency”), should be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by Deutsche Bank Trust Company Americas, as depositary, in the case of ADSs, or by the U.S. Holder, in the case of H shares held directly by such U.S. Holder regardless of whether the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt. If the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the date of receipt, such U.S. Holder generally should not recognize foreign currency gain or loss on such conversion. If the Hong Kong dollars (or such other foreign currency) are not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

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
We believe that we were in 2009, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2009, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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
If we are a PFIC in any taxable year during which a U.S. Holder owns H Shares or ADSs, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which we have a direct or indirect equity interest and (ii) generally will be required to file annually a statement with its U.S. federal income tax returns. U.S. Holders should consult their own tax advisers regarding the U.S. federal income tax consequences of a direct or indirect investment in a PFIC.
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

Disclosure Requirements for Specified Foreign Financial Assets
Under recent legislation, individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds $50,000. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include H Shares or ADSs if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of this new filing requirement.
F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
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
I. SUBSIDIARY INFORMATION
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
For the years ended December 31, 2009 and 2008, the investment yield was 5.78% and 3.48%, respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.
The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2009 and 2008.

	Expected Maturity Date
								Fair
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	4,206	32,650	5,521	7,824	20,552	480,981	551,734	550,128
Average interest rate	3.68%	4.57%	4.74%	4.66%	4.75%	4.36%	4.39%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	7	7	7
Average interest rate	—	—	—	—	—	5.38%	5.38%

Variable rate bonds
in RMB	3,784	1,746	1,008	5,073	3,219	8,362	23,192	23,546
Average interest rate	4.76%	5.33%	5.10%	4.98%	5.62%	4.68%	4.96%

in US$	854	—	—	2,048	—	—	2,902	2,902
Average interest rate	0.99%	—	—	1.41%	—	—	1.29%

Term deposits (excluding structured deposits)
in RMB	77,580	19,200	36,400	78,367	58,850	64,500	337,897	337,897
Average interest rate	2.69%	4.34%	3.78%	4.06%	3.64%	3.76%	3.60%

in US$	6,813	—	—	—	—	—	6,813	6,813
Average interest rate	3.18%	—	—	—	—	—	3.18%

Structured deposits (1)

in US$	—	—	273	—	—	—	273	272
Average interest rate	—	—	0.95%	—	—	—	0.95%

Liabilities
Securities sold under agreements to repurchase	33,553	—	—	—	—	—	33,553	33,553
Average interest rate	1.84%	—	—	—	—	—	1.84%

Investment contracts	2,035	1,043	1,118	657	2,144	60,329	67,326	66,184
Average interest rate	2.02%	1.34%	1.39%	2.50%	2.50%	2.35%	2.32%

	Expected Maturity Date
								Fair
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	28,157	3,202	52,559	8,386	17,379	405,956	515,638	553,271
Average interest rate	4.23%	4.50%	4.57%	4.33%	4.59%	4.34%	4.37%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Variable rate bonds
in RMB	3,600	3,845	1,861	1,216	6,557	11,224	28,303	28,641
Average interest rate	6.06%	4.94%	4.86%	5.04%	4.87%	4.90%	5.05%

in US$	—	854	—	—	2,050	—	2,905	2,905
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

Term deposits (excluding structured deposits)
in RMB	59,700	18,080	19,200	39,400	78,367	5,699	220,446	220,446
Average interest rate	3.95%	4.13%	4.34%	3.79%	4.06%	3.97%	4.01%

in US$	4,921	—	—	—	—	—	4,921	4,921
Average interest rate	6.00%	—	—	—	—	—	6.00%

Structured deposits (1)

in US$	—	—	—	273	—	2,632	2,905	2,887
Average interest rate	—	—	—	3.65%	—	8.09%	7.67%

Liabilities
Securities sold under agreements to repurchase	11,390	—	—	—	—	—	11,390	11,390
Average interest rate	1.14%	—	—	—	—	—	1.14%

Investment contracts	2,258	947	1,088	783	1,274	46,879	53,229	51,212
Average interest rate	2.31%	2.15%	1.58%	2.50%	2.50%	2.47%	2.44%

(1)	assuming the interest rates are within the specified ranges and the deposits are not terminated earlier by the banks.

Equity Price Risk
Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.
The following table sets forth our exposure to equity securities as of December 31, 2009 and 2008.

	As of December 31,
	2008		2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(RMB in millions)
Equity securities	75,082	75,082	179,416	179,416
Financial assets at fair value through income (held for trading)	6,363	6,363	2,742	2,742
Available-for-sale	68,719	68,719	176,674	176,674
A hypothetical 10% decline in the December 31, 2008 and 2009 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 6,823 million and RMB 17,548 million, respectively.
A hypothetical 10% decline in the December 31, 2008 and 2009 value of the financial assets at fair value through income equity securities would result in a charge to the income statement of approximately RMB 636 million and RMB 271 million, respectively.
The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.
Foreign Exchange Risk
Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 28 million (US$4 million) foreign exchange losses for the year ended December 31, 2009, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2009 and 2008.

	Expected Maturity Date
								Fair
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

in HK$	—	—	—	—	—	8	8	8
Average interest rate	—	—	—	—	—	5.38%	5.38%

Term deposits (excluding structured deposits)
in US$	998	—	—	—	—	—	998	998
Average interest rate	3.18%	—	—	—	—	—	3.18%

Structured deposits(1)
in US$	—	—	40	—	—	—	40	40
Average interest rate	—	—	0.95%	—	—	—	0.95%

Cash and Cash equivalents
in US$	5	—	—	—	—	—	5	5
Average interest rate	1.95%	—	—	—	—	—	1.95%

in HK$	341	—	—	—	—	—	341	341
Average interest rate	0.00%	—	—	—	—	—	0.00%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
								Fair
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

Term deposits (excluding structured deposits)
in US$	720	—	—	—	—	—	720	720
Average interest rate	6.00%	—	—	—	—	—	6.00%

Structured deposits(1)
in US$	—	—	—	40	—	385	425	425
Average interest rate	—	—	—	3.65%	—	8.09%	7.67%

Cash and Cash equivalents
in US$	1,205	—	—	—	—	—	1,205	1,205
Average interest rate	3.57%	—	—	—	—	—	3.57%

in HK$	579	—	—	—	—	—	579	579
Average interest rate	0.10%	—	—	—	—	—	0.10%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
A. DEBT SECURITIES
Not applicable.
B. WARRANTS AND RIGHTS
Not applicable.
C. OTHER SECURITIES
Not applicable.

D. AMERICAN DEPOSITARY SHARES
The table below sets forth all fees and charges that a holder of our ADRs may have to pay to the depositary bank of our ADR program, either directly or indirectly.

Category	Depositary Actions	Associated Fee

(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

•    share distributions, rights, merger

•    exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities
US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$1.50 per ADS

(f) Expenses of the depositary	Expenses incurred on behalf of ADR holders in connection with:

•    compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

•    the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

•    stock transfer or other taxes and other governmental charges;

•    cable, telex, facsimile transmission and delivery;

•    expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and

•    any other charge payable by depositary or its agents.
Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions.
J.P.Morgan Chase Bank, N.A., or J.P. Morgan, served as the depositary bank of our ADR program until January 3, 2010. J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2009 to January 3, 2010.

	Amount Reimbursed from
Category of Expenses	January 1, 2009 to January 3, 2010
Investor relations(1)	US$	262,627.05
Broker reimbursements(2)	US$	42,400.65
Total	US$	305,027.70

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.

(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

As part of its service to us, J.P. Morgan agreed to waive fees for the standard costs associated with the administration of our ADR program, associated operating expenses and investor relations advice estimated to total US$150,000 from January 1, 2009 to January 3, 2010.
Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable Company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 4, 2010 to April 23, 2010.

Category of Expenses	Amount Reimbursed from January 4, 2010 to April 23, 2010
NYSE listing fees	US$	38,000.00
Legal fees(1)	US$	69,363.12
Investor relations(2)	US$	23,410.00
Total	US$	130,773.12

(1)	Includes legal expenses related to change of our depositary bank.

(2)	Includes expenses related to a investor relations conference in Japan.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
A. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS
See “Item 10. Additional Information—Articles of Association”.
B. USE OF PROCEEDS
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
The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in stocks listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to 2,282 billion in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$5.8 billion for investments in Sino-Ocean Land Holdings Limited during its target offering in 2009.

ITEM 15.	CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures
As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2009.
Management’s Report on Internal Control Over Financial Reporting
Management of China Life Insurance Company Limited (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets and liabilities of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-2 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.
Changes in Internal Control over Financial Reporting
There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
In 2009, the Company adopted IFRS for the first time to prepare its financial statements, and restated its financial statements for the year ended December 31, 2008. The Company updated relevant controls in its financial statement restatement process and reserves evaluation process to ensure the effectiveness of internal control over financial reporting. The Company has performed appropriate tests to ensure the effectiveness of internal control over financial reporting, and did not find any significant issue.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Our board of directors has determined that Mr. Bruce Douglas Moore qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Moore is “independent” in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Moore was appointed as an independent non-executive director and a member of the audit committee of our company in June 2009. For Mr. Moore’s biographical information, see “Item 6. Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS.
At the board of directors meeting held on June 29, 2004, we adopted a code of business conduct and ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed the adopted code of business conduct and ethics as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed on May 27, 2005.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2009 and 2008.

	Audit Fees		Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2009	69.50	(1)	—	—	—
2008	64	(1)	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life and its subsidiaries.
According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
As of December 31, 2009, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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
Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Under the HKSE Listing Rules, each independent non-executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must make a public announcement of the director’s independence and commitment to duties.
Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised eleven directors, including four executive directors, three non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. We are not required by PRC or Hong Kong laws or requirements on mandatory basis to hold, and did not hold, such sessions in the year of 2009.
Nominating/Corporate Governance Committee and Compensation Committee
Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review and recommendation of the nomination of our directors and senior officers, as well as the formulation of training and remuneration policy for our senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In the year of 2009, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.
Audit Committee
The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, we are required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, but are not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.
We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend the engagement or replacement of external auditors.
Corporate Governance Guidelines
Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that address specified key subjects. We are not required by Chinese or Hong Kong laws or requirements to, and currently do not, have such corporate governance guidelines. However, we address several of the key subjects required by the NYSE Listed Company Manual to be included in the corporate governance guidelines in our articles of association, Rules of Procedures for Board of Directors, Rules of Internal Control and other internal corporate documents.

In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, the provisions of the Code on Corporate Governance Practices in the HKSE Listing Rules, which sets out the principles of good corporate governance for issuers. However, we are disclose the reasons for deviation, if any, in our interim and annual reports.
We are required by the China Securities Regulatory Commission (“CSRC”) to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2009 filed with the CSRC that we had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between our actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.
Code of Business Conduct and Ethics
Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. We have disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in our annual report under Form 20-F for fiscal year ended December 31, 2004 and are required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company shall not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving the company. During his/her tenure at the company, he/she shall file with the Shanghai Stock Exchange for record in advance any proposed transaction in the shares of the company in accordance with the relevant rules and regulations. In case of changes in shareholdings in the company, he/she shall report the changes on a timely basis to the company, which must then make relevant announcements on the website of the Shanghai Stock Exchange.
Certification Requirements
Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

PART III

ITEM 17.	FINANCIAL STATEMENTS.
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.
See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.
(a) See Item 18 for a list of the financial statements filed as part of this annual report.
(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(5)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(5)

4.6	Property Leasing Agreement

4.7	Non-Competition Agreement(1)

4.8	Confirmation Letter to Renew Policy Management Agreement(5)

4.9	Agreement for Assignment of Rights and Obligations under Property Leasing Agreement(5)

4.10	Capital Injection Agreement between China Life Insurance Company Limited and China Life Pension Insurance Company Limited(5)

4.11	Capital Injection Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(5)

4.12	Capital Injection Agreement among China Life Insurance Company Limited, China Life Insurance (Group) Company and China Life Asset Management Company Limited(5)

4.13	Entrustment and Account Management Agreement for Corporate Annuity Fund

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.

(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 28, 2009.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited
By:	/s/ Wan Feng
	Name:	Wan Feng
	Title:	President and Executive Director

Date: April 29, 2010

i

CHINA LIFE INSURANCE COMPANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Historical Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
China Life Insurance Company Limited
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter — “the Group”) at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the 2009 Annual Report to shareholders. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers
Hong Kong, April 7, 2010

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

ASSETS
Property, plant and equipment	6	17,467	16,720	15,506
Investments in associates	7	8,470	7,891	6,449
Financial assets
Held-to-maturity securities	8.1	235,099	211,929	195,703
Loans	8.2	23,081	17,926	7,144
Term deposits	8.3	344,983	228,272	168,594
Statutory deposits-restricted	8.4	6,153	6,153	5,773
Available-for-sale securities	8.5	517,499	424,939	417,515
Securities at fair value through income	8.6	9,133	14,099	25,110
Securities purchased under agreements to resell	8.7	—	—	5,053
Accrued investment income	8.8	14,208	13,149	9,857
Premiums receivable	10	6,818	6,433	6,218
Reinsurance assets	11	832	940	1,111
Other assets	12	6,317	4,957	4,990
Cash and cash equivalents		36,197	34,085	25,317

Total assets		1,226,257	987,493	894,340

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2009

		As at 31	As at 31	As at 1
		December	December	January
		2009	2008	2008
	Note	RMB million	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	818,164	662,865	527,507
Financial liabilities
Investment contracts	14	67,326	65,063	53,424
Securities sold under agreements to repurchase	15	33,553	11,390	100
Policyholder dividends payable		54,587	43,178	64,473
Annuity and other insurance balances payable		5,721	4,980	4,059
Premiums received in advance		1,804	1,811	2,201
Other liabilities	16	11,978	11,057	10,135
Deferred tax liabilities	24	16,361	10,344	22,997
Current income tax liabilities		3,850	1,668	8,312
Statutory insurance fund	17	137	266	122

Total liabilities		1,013,481	812,622	693,330

Shareholders’ equity
Share capital	29	28,265	28,265	28,265
Reserves	30	102,787	84,447	111,276
Retained earnings		80,020	61,235	60,593

Total shareholders’ equity		211,072	173,947	200,134

Minority interests		1,704	924	876

Total equity		212,776	174,871	201,010

Total liabilities and equity		1,226,257	987,493	894,340

Approved and authorized for issue by the Board of Directors on April 7, 2010.
The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2009

		2009	2008
	Note	RMB million	RMB million

REVENUES
Gross written premiums		275,970	265,656
Less: premiums ceded to reinsurers		(158)	(156)

Net written premiums		275,812	265,500
Net change in unearned premium reserves		(735)	(323)

Net premiums earned		275,077	265,177

Investment income	18	38,890	44,946
Net realised gains/(losses) on financial assets	19	21,244	(5,964)
Net fair value gains/(losses) on assets at fair value through income	20	1,449	(7,194)
Other income		2,630	3,420

Total revenues		339,290	300,385

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	21	(74,858)	(89,659)
Accident and health claims and claim adjustment expenses	21	(7,808)	(7,641)
Increase in insurance contracts liabilities	21	(154,372)	(134,649)
Investment contract benefits	22	(2,142)	(1,931)
Policyholder dividends resulting from participation in profits		(14,487)	(1,671)
Underwriting and policy acquisition costs		(22,936)	(24,200)
Administrative expenses		(18,719)	(16,652)
Other operating expenses		(2,390)	(3,409)
Statutory insurance fund		(537)	(558)

Total benefits, claims and expenses		(298,249)	(280,370)

Share of results of associates	7	704	(56)
Net profit before income tax expenses	23	41,745	19,959
Income tax expenses	24	(8,709)	(685)

Net profit		33,036	19,274

Attributable to:
- shareholders of the Company		32,881	19,137
- minority interests		155	137

Basic and diluted earnings per share	25	RMB 1.16	RMB 0.68

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2009

		2009	2008
	Note	RMB million	RMB million

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities		39,470	(61,622)
Reclassification adjustment for gains included in profit or loss		(21,040)	4,878
Impact from available-for-sale securities on other assets and liabilities		(3,999)	11,702
Share of other comprehensive income/(loss) of associates		(70)	291
Others		—	(3)
Income tax relating to components of other comprehensive income/(loss)	24	(3,607)	11,260

Other comprehensive income/(loss) for the year		10,754	(33,494)

Total comprehensive income/(loss) for the year		43,790	(14,220)

Attributable to:
- shareholders of the Company		43,626	(14,316)
- minority interests		164	96

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2009

	Attributable to shareholders
	of the Company
			Retained	Minority
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 29)	(Note 30)

As at 1 January 2008	28,265	111,276	60,593	876	201,010

Net profit	—	—	19,137	137	19,274

Other comprehensive loss for the year	—	(33,453)	—	(41)	(33,494)

Total comprehensive income/(loss)	—	(33,453)	19,137	96	(14,220)

Transactions with owners
Capital contribution	—	—	—	45	45
Appropriation to reserve	—	6,624	(6,624)	—	—
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interests		—	—	(93)	(93)

Total transactions with owners	—	6,624	(18,495)	(48)	(11,919)

As at 31 December 2008	28,265	84,447	61,235	924	174,871

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2009

	Attributable to shareholders
	of the Company
			Retained	Minority
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 29)	(Note 30)

As at 1 January 2009	28,265	84,447	61,235	924	174,871

Net profit	—	—	32,881	155	33,036

Other comprehensive income for the period	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—		—	720	720
Appropriation to reserve	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to minority interest	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flow
For the year ended 31 December 2009

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	41,745	19,959

Adjustments for:
Investment income	(38,890)	(44,946)
Net realised and unrealised (gains)/losses on financial assets	(22,693)	13,158
Insurance contracts	155,252	135,284
Depreciation and amortisation	1,560	1,363
Amortisation of premiums and discounts	10	(156)
Loss on foreign exchange and impairments	28	907
Changes in operational assets and liabilities:
Financial assets at fair value through income	6,435	3,977
Receivables and payables	9,917	4,484

Cash generated from operating activities
Income tax paid	(3,995)	(8,583)
Interest received	291	101
Dividends received	40	529

Net cash inflow from operating activities	149,700	126,077

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	95,197	19,594
Maturities of debt securities	25,730	4,187
Sales of equity securities	101,112	59,855
Property, plant and equipment	420	247
Purchases:
Debt securities	(148,559)	(119,989)
Equity securities	(149,523)	(49,480)
Property, plant and equipment	(3,261)	(2,950)
Investment in associate	—	(1,200)
Term deposits, net	(116,711)	(60,095)
Securities purchased under agreements to resell, net	8	5,142
Interest received	34,139	30,378
Dividends received	3,159	9,563
Other	(5,462)	(11,162)

Net cash outflow from investing activities	(163,751)	(115,910)

The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flow
For the year ended 31 December 2009

	2009	2008
	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	22,163	11,290
Interest paid	(111)	(437)
Contribution from minority shareholders	720	—
Dividends paid to the Company’s shareholders	(6,501)	(11,871)
Dividends paid to minority interests	(104)	(93)

Net cash inflow/(outflow) from financing activities	16,167	(1,111)

Foreign currency losses on cash and cash equivalents	(4)	(288)

Net increase in cash and cash equivalents	2,112	8,768

Cash and cash equivalents
Beginning of year	34,085	25,317

End of year	36,197	34,085

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	23,640	20,841
Short-term bank deposits	12,557	13,244
The notes on pages F-11 to F-79 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
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
These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 7 April 2010.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance
The Group prepared these consolidated financial statements in accordance with all applicable International Financial Reporting Standards (“IFRS”), its amendments and interpretations issued by the International Accounting Standards Board (“IASB”).
Prior to 2009, as a listing entity on stock exchanges with different filing requirements, the Group prepared its consolidated financial statements in accordance with the following generally accepted accounting principles (“GAAP”):

Stock Exchange	GAAP

Stock Exchange of Hong Kong	Hong Kong Financial Reporting Standards (“HKFRS”)

New York Stock Exchange	HKFRS with reconciliations to accounting principles generally accepted in the US (“US GAAP”)

Shanghai Stock Exchange	China Accounting Standards (“CAS”)
To improve efficiency in operational and financial reporting processes in compliance with the various filing requirements, the Group adopted IFRS in 2009. These are the Group’s first consolidated financial statements under IFRS. In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, 31 December 2009 represents the Group’s first IFRS reporting date.
As a PRC-incorporated entity, the Group maintains statutory books and records on CAS basis. In previous years, the Group carried out period-end journal entry adjustments to derive the consolidated financial statements under HKFRS and the reconciliation to US GAAP. The Group considers CAS to be its Previous GAAP when evaluating applicable transitional exemptions that IFRS 1 permits and elected by the Group.
The Group applied all standards, amendments and interpretations issued by the IASB that were effective as of 31 December 2009. In addition, the Group early adopted IAS 24 Related Party Disclosures (Revised 2009), which was not effective but allowed for early adoption.
The Group is required to determine its IFRS accounting polices and apply them retrospectively to establish its opening balance sheet as of 1 January 2008 under IFRS.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
The Group has applied the following exemptions as permitted by IFRS 1:
1. Property, Plant and Equipment (“PPE”).
As permitted by IFRS 1, property, plant and equipment are stated at ‘deemed cost’, which was determined based on a revaluation to fair value as of 30 June 2003 when the Company was established in preparation for the Company’s IPO. The re-valued amount becomes deemed cost at the date of revaluation. Depreciation was applied from the date of revaluation up to the date of transition to IFRS.
2. Insurance Contracts
As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, the Group continues to apply existing accounting policies under CAS to account for its insurance contracts. The Group also has the option to make improvements to its policies. In December 2009, the Ministry of Finance (“MoF”) issued a new guidance to insurance contract accounting under CAS which modifies the recognition and measurement insurance contracts on a retrospective basis. Before the adoption of this guidance, as accepted by MoF, the Group accounts for insurance contracts that transfer “insurance risk” in accordance with statutory requirements on actuarial reserving methodologies and assumptions as promulgated by Chinese Insurance Regulatory Commission (“CIRC”). Upon the adoption of the guidance, the Group is required to 1)recognize insurance premiums/benefits only from the contracts that transfer “significant insurance risks”; 2)value insurance reserves based on expected future net cash flows from guaranteed benefits, non-guaranteed benefits, expenses, premiums and other charges with considerations of margin and discounting effects. CIRC guidance remains applicable for PRC regulatory reporting such as solvency calculation.
(1) The reconciliations of total assets, liabilities, equity and net profit between CAS(before adoption of MoF new guidance) and CAS(after adoption of MoF new guidance) are as follows:

	As at 31 December 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS(before adoption of MoF new guidance)	990,164	854,283	135,881

Insurance contracts	16	(52,004)	52,020
Tax implication	(2,661)	10,343	(13,004)
Share of insurance associate, net of tax	(26)	—	(26)

Under CAS(after adoption of MoF new guidance)	987,493	812,622	174,871

	As at 1 January 2008
	Assets	Liabilities	Equity
	RMB million	RMB million	RMB million

Under CAS(before adoption of MoF new guidance)	894,601	723,512	171,089

Insurance contracts	(260)	(40,155)	39,895
Tax implication	—	9,973	(9,973)
Share of insurance associate, net of tax	(1)	—	(1)

Under CAS(after adoption of MoF new guidance)	894,340	693,330	201,010

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)

For the year ended 31 December 2008
Net profit
RMB million

Under CAS(before adoption of MoF new guidance)	10,205

Insurance contracts	12,125
Tax implication	(3,031)
Share of insurance associate, net of tax	(25)

Under CAS(after adoption of MoF new guidance)	19,274

Upon adoption of IFRS, there are no reconciling differences between CAS(after adoption of MoF new guidance) and IFRS on the equity as of January 1, 2008, its transition date to IFRS, or as of and for the year ended December 31, 2008.
(2) The reconciliations of equity and net profit between HKFRS and IFRS are as follows:
The impacts on the Group’s previously stated equity as of 31 December and 1 January 2008 and the Group’s previous stated net profits under HKFRS as the result of first-time adoption of IFRS are as follow:

	Equity		Net profit
	As at 31	As at 1	For the year ended
	December 2008	January 2008	31 December 2008
	RMB million	RMB million	RMB million

Under HKFRS	181,573	206,376	21,414

Adjustments:
PPE	1,239	1,344	(105)
Insurance contracts	(9,881)	(8,498)	(2,465)
Tax implication	2,154	1,789	643
Share of insurance associate, net of tax	(214)	(1)	(213)

Upon first-time adoption of IFRS	174,871	201,010	19,274

(a) Property, plant and equipment
Under HKFRS, PPE re-valued on 30 June 2003 when the Company was established are stated at historic cost in accordance with HKFRS 16, while under IFRS, these assets are stated at deemed cost as permitted by an exemption under IFRS 1.
(b) Insurance contracts
Under HKFRS, contracts issued by the Group are classified as short-term insurance contracts, long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with discretionary participating features (“DPF”) and investment contracts without DPF.
For short-term insurance contracts, premiums/benefits are recognized as revenue/expenses and liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written relating to the unexpired terms of coverage and claims and claim adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and related expenses.
For long-term traditional insurance contracts, premiums/benefits are recognized as revenue/expenses and liabilities arising from these contracts are recognized and measured based on relevant valuation methodologies and actuarial assumptions as to mortality, persistency, expenses, withdrawals and investment returns.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.1	First-time Adoption of International Financial Reporting Standards and Statement of Compliance (continued)
For long-term investment type insurance contracts and investment contracts with DPF, which are also considered as insurance contracts under HKFRS 4, the liabilities are recognized as accumulation of deposits received less charges plus interests credited. Revenue from these contracts consist of various charges including policy fee and cost of insurance.
For investment contracts without DPF, which are not considered to be insurance contracts under HKFRS4, the liabilities are accounted for as financial liabilities.
The costs of acquiring new and renewal business are deferred and amortized.
Under IFRS, contracts issued by the Group are classified as investment contracts and insurance contracts. Insurance contracts include short-term insurance contracts, long-term insurance contracts, etc.
For short-term insurance contracts, premiums/benefits are recognized as revenue/expenses. Liabilities arising from these contracts including unearned premium reserves which represent the portion of premiums written net of certain acquisition cost relating to the unexpired terms of coverage. Claims and claim adjustment expenses reserves which represent the estimates of future payments of reported and unreported claims for losses and associated expenses, with the consideration of applicable margin.
For long-term insurance contracts, premiums/benefits are recognized as revenue/expenses. The reserve of long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. These reserves are based on various assumptions at the end of each reporting period, including mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption.
Revenue from investment contracts is policy fee income and the liabilities are recognized as financial liabilities.
The accounting policies for recognition and measurement of insurance contracts, investment contracts and their revenue are described in Note 2.9 and Note 2.14.
The Group also modified its presentation in the consolidated statement of cash flow to comply with the requirements of IAS 7 Statement of Cash Flows. Cash flows related to investment contracts are now presented as operating and not financing activities.
2.2	Basis of preparation
The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain PPE at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.
All amounts in the notes are shown in million of Chinese Renminbi (“RMB”), rounded to the nearest million, unless otherwise stated.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.2	Basis of preparation (continued)
New accounting standards, amendments and interpretations pronouncements
The IASB issued the following standards, amendments and interpretations that are not yet effective. This is not intended to be a complete list as only those standards, interpretations and amendments that are anticipated to have a future impact upon the Group’s financial statements have been discussed.
•	IFRS 2 (amendments) ‘Group cash-settled share-based payment transactions
•	IFRS 3 (revised) ‘Business combinations’
•	IFRS 5 (amendment) ‘Measurement of non-current assets (or disposal Groups) classified as held for sale’
•	IFRS 9 ‘Financial instruments’
•	IAS 1 (amendment) ‘Presentation of financial statements’
•	IAS 27 (revised) ‘Consolidated and separate financial statements’
•	IAS 32 (amendment)’Classification of rights issues’
•	IAS 38 (amendment) ‘Intangible Assets’
•	IFRIC 17 ‘Distribution of non-cash assets to owners’
•	IFRIC 18 ‘Transfers of assets from customers’
The Group is in the process of making an assessment of the impact of the new accounting standards, amendments and interpretations.
2.3	Consolidation
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
Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interests represents the interest of outside shareholders in the operating results and net assets of subsidiaries.
The results of subsidiaries acquired or disposed of during the year are included in the net profit from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognized in the net profit.
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
The Group’s share of its associates’ post-acquisition profits or losses is recognized in the net profit, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.
Intragroup gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Intragroup losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.3	Consolidation (continued)
Associates (continued)
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
2.4	Segment reporting
The Group’s operating Segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.
Operating segment refers to the segment within the Group that satisfies following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flow and other financial performance indicators.
2.5	Foreign currency translation
The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in the net profit.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.6	Property, plant and equipment
Property, plant and equipment are stated at historical costs less accumulated depreciations and any accumulated impairment losses, except that acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciations and any accumulated impairment losses.
The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.
Assets under construction represent buildings and fixtures under construction and are stated at costs or deemed costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.
Depreciation
Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the lesser of the remaining term of the lease or the useful life
The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.
Impairment and gains or losses on sales
Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.
The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the net profit.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7	Financial assets
2.7.a	Classification
The Group classifies its investments in securities into the following categories: held-to-maturity securities, securities at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and depend on the purpose for which the securities are acquired. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position.
(i)	Held-to-maturity securities
Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity.
(ii)	Securities at fair value through income
This category has two sub-categories: securities held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group.
(iii)	Available-for-sale securities
Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.
2.7.b	Recognition and measurement
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
Available-for-sale securities and securities at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “securities at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the net profit in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the net profit as realised gains or losses on financial assets.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.7	Financial assets (continued)
2.7.c	Term deposits
Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.
2.7.d	Loans
Loans originated by the Group are carried at amortised cost, net of provision for impairment in value.
2.7.e	Securities purchased under agreements to resell
The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.
2.7.f	Impairment of financial assets other than at fair value through income
Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, the Group considers several factors including, but not limited to.
•	Significant financial difficulty of the issuer or debtor;
•	A breach of contract, such as a default or delinquency in payments;
•	It becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;
•	The disappearance of an active market for that financial asset because of financial difficulties;
In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. When the decline in value is considered impairment, Held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; Available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognised in net profit on equity instruments are not reversed.
2.8	Cash and cash equivalents
Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts
2.9.1	Classification
The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, discretionary to the Group.
2.9.2	Insurance contracts
2.9.2.a	Recognition and measurement
(i)	Short-term insurance contracts
Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Claims and claim adjustment expenses are charged to the net profit as incurred. Reserves for short duration insurance products consist of unearned premium reserve and claims and claim adjustment expenses reserve.
The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.
Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margin. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.
(ii)	Long-term insurance contracts
Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.
The reserve of long-term insurance contracts represents the present value of future payouts that will be required to fulfil the contractual obligations, taking account of margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption, and based on the following principles:
(a)
The reserves for long-term insurance contracts are recognised on the basis of best estimates of future payouts that will be required to fulfil the contractual obligations. These expenses refer to the expected net future cash outflows for the insurance contracts, which is the difference between the expected future cash outflows and the expected future cash inflows. The expected future cash inflows include cash inflows arising from the undertaking of insurance obligations. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.
•	Additional non-guaranteed benefits, such as policyholder dividends.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9.2	Insurance contracts (continued)
2.9.2.a	Recognition and measurement (continued)
(ii)	Long-term insurance contracts (continued)
•	Expenses incurred to manage insurance contracts or to process claims, including administration and claim settlement expenses, etc.
Various assumptions for the estimates will be reviewed at the end of each reporting period and any changes will be recognized in the net profit.
(b)
Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, the Group doesn’t recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized as incurred.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition cost by the Group for not recognizing the Day 1 gain. The residual margin will be amortized over the life of the contracts. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.
(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.
(iii)	Universal life contracts and unit-linked contracts
Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components
•	Non-insurance components
The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (note 2.9.3), which are stated in the investment contracts liabilities.
2.9.2.b	Liability adequacy test
The Group evaluates the adequacy of insurance contracts reserves using the available information at the end of each reporting period. If the reserves are inadequate, the insurance contracts reserves will be adjusted accordingly.
2.9.2.c	Reinsurance contracts held
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
The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the net profit.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.9	Insurance contracts and investment contracts (continued)
2.9.3	Investment contracts
Revenue from investment contracts with or without DPF is policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.
Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.
2.9.4	DPF in long-term insurance contracts and investment contracts
DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at 70% of accumulated surplus available, or at the rate specified in the contracts when higher. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group. The accumulated surplus available mainly arises from net investment income, gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities affect the surplus owed to policyholders, shadow adjustments are recognized in other comprehensive income. If the surplus owed to policyholders has not been declared and paid, it is included in the policyholder dividends payable.
2.10	Securities sold with agreements to repurchase
Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.
2.11	Derivative instruments
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate). All the other embedded derivatives held by the Group are deemed either to be closely related to the host contracts or measured at fair value with changes in fair value recognized in the net profit.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.12	Employee benefits
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
Stock appreciation rights
Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement with all changes included in administrative expenses in the consolidated statement of comprehensive income. The related liability is included in other liabilities.
2.13	Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.
2.14	Revenue recognition
Turnover of the Group represents the total revenues.
Premiums
Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.
Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.
Policy fee income
Revenue from investment contracts is recognized as policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) over period service is provided. Excess charges over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.
Investment income
Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
2.15	Current and deferred income taxation
The tax expense for the period comprises current and deferred tax. Tax is recognized in the net profit, except to the extent that it relates to items recognized directly in other comprehensive income. In this case, the tax is also recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.
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
Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the net profit on a straight-line basis over the lease periods.
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
A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.
2.18	Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts
The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margin. Assumptions about mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefits payments, premiums and relevant expenses, is reflected in the risk margin.
The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rate, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.
The various assumptions are described in Note 13.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)
3.2	Investments
The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.
The Group considers a wide range of factors in the impairment assessment as described in Note 2.7.f.
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

•
Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the statement of financial position approximate fair values.

•
Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments.

3.3	Income tax
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	Risk Management
Risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors.
The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.
4.1	Insurance risk
4.1.1	Types of Insurance risks
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
The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.
4.1.2	Concentration of insurance risks
The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)
4.1.2	Concentration of insurance risks (continued)
The table below presents the Group’s major products of long-term insurance contracts:

	2009		2008
Product name	RMB million	%	RMB million	%
Premiums
Hong Feng Endowment (a)	59,229	22.6%	105,343	41.7%
Hong Fu Endowment (b)	54,919	21.0%	8,169	3.2%
Kang Ning Whole Life (c)	30,151	11.5%	31,806	12.6%
Hong Tai Endowment (d)	11,300	4.3%	13,999	5.5%
Hong Rui Endowment (e)	674	0.3%	2,221	0.9%
Others (f)	105,632	40.3%	90,932	36.1%

Total	261,905	100.0%	252,470	100.0%

Insurance benefits
Hong Feng Endowment (a)	464	0.9%	290	0.5%
Hong Fu Endowment (b)	36	0.1%	4	0.0%
Kang Ning Whole Life (c)	2,772	5.4%	2,466	3.8%
Hong Tai Endowment (d)	29,173	56.6%	7,343	11.4%
Hong Rui Endowment (e)	11,299	21.9%	26,168	40.8%
Others (f)	7,812	15.1%	27,920	43.5%

Total	51,556	100.0%	64,191	100.0%

Liabilities of long-term insurance contracts
Hong Feng Endowment (a)	265,270	32.8%	213,103	32.5%
Hong Fu Endowment (b)	58,369	7.2%	7,570	1.2%
Kang Ning Whole Life (c)	85,260	10.5%	71,548	11.0%
Hong Tai Endowment (d)	28,757	3.6%	49,263	7.5%
Hong Rui Endowment (e)	13,186	1.6%	24,415	3.7%
Others (f)	358,381	44.3%	288,949	44.1%

Total	809,223	100.0%	654,848	100.0%

(a)
Hong Feng is long-term individual endowment insurance contract with options for premium term of single. Insured period can be 5 years or 10 years. The insured can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefit incurred exceed one year after contract effective date is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.

(b)
Hong Fu is long-term individual endowment insurance contract with options for premium term of single and 3 year, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. Accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(c)
Kang Ning Whole Life is long-term individual whole life insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)
4.1.2	Concentration of insurance risks (continued)

(d)
Hong Tai is long-term individual endowment insurance contract with options for premium term of single and 5 years, 10 years, 15 years and 20 years, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(e)
Hong Rui is long-term individual endowment insurance contract with options for premium term of single and 5 years. The insured can be benefited up to age of 70. Accident benefit is paid at basic sum insured for lumps sum premium and the accident benefit is paid at basic sum insured multiplied by number of year of premium payment if the accident happens within the first to the fourth year of insured or 500% of the basic sum insured if the accident happens after the fifth year of insured. The maturity benefit is paid at 100% and 500% of the basic sum insured, for lump sum premium and regular premium, respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.
4.1.3	Sensitivity Analysis
Sensitive analysis of long-term insurance contracts
Liabilities for long-term insurance contracts and the liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates.
Holding all other variable constant, if mortality rates and morbidity rates increase or decease from current best estimate by 10%, pre-tax profit for the year would have been RMB 8,899 or 9,290 million (2008: RMB 8,252 or 8,635 million) lower or higher.
Holding all other variable constant, if lapse rates increase or decease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,426 or 5,802 million (2008: RMB 4,435 or 4,744 million) lower or higher.
Holding all other variable constant, if the discount rates are 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 23,429 or 27,157 million (2008: RMB 22,428 or 26,177 million) higher or lower.
Sensitive analysis of short-term insurance contracts
The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.
Holding all other variable constant, if loss ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 132 million lower or higher (2008: RMB 127 million). Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.1	Insurance risk (continued)
4.1.3	Sensitivity Analysis (continued)
The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
	2005	2006	2007	2008	2009	Total

Current year/End of the year	6,653	6,771	7,082	7,725	8,102
Later than 1 year	7,039	6,074	6,891	7,591
Later than 2 years	7,087	6,168	6,990
Later than 3 years	7,087	6,168
Later than 4 years	7,087

Estimated accumulated claims	7,087	6,168	6,990	7,591	8,102	35,938

Accumulated paid claims	(7,087)	(6,168)	(6,990)	(7,271)	(5,478)	(32,994)

Unpaid claims	—	—	—	320	2,624	2,944

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
	2005	2006	2007	2008	2009	Total

Current year/End of the year	5,928	6,703	7,036	7,671	8,017
Later than 1 year	6,314	6,013	6,847	7,538
Later than 2 years	6,426	6,106	6,945
Later than 3 years	6,426	6,106
Later than 4 years	6,426

Estimated accumulated claims	6,426	6,106	6,945	7,538	8,017	35,032

Accumulated paid claims	(6,426)	(6,106)	(6,945)	(7,221)	(5,421)	(32,119)

Unpaid claims	—	—	—	317	2,596	2,913

4.2	Financial risk
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)
4.2	Financial risk (continued)
The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is seen in Note 8 to the consolidated financial statements.
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
The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.
At 31 December 2009, if market interest rates had been 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 823 million (2008: RMB 626 million) higher or lower respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through income, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for sale reserve in equity would have been RMB 7,583 million (2008: RMB 8,474 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2009, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB 127 million (2008: RMB 452 million) higher or lower respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB 11,470 million higher or lower (2008: RMB 4,619 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends.

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

The Group holds shares traded on the HK stock market, which are traded in HK dollars. Investment income from H share holdings have offset the adverse impact of the appreciation of the Renminbi and thus spread the risk indirectly.

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2009 and 2008.

	US$	HK$	Total
As at 31 December 2009	RMB million	RMB million	RMB million

Equity securities	—	13,570	13,570
- Available-for-sale securities	—	13,570	13,570
Debt securities	2,902	7	2,909
- Held-to-maturity securities	2,048	7	2,055
- Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	6,814	—	6,814
Structured deposits	273	—	273
Cash and cash equivalents	1,911	1,538	3,449

Total	11,900	15,115	27,015

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

	US$	HK$	Total
As at 31 December 2008	RMB million	RMB million	RMB million

Equity securities	—	2,410	2,410
- Available-for-sale securities	—	2,398	2,398
- Securities at fair value through income	—	12	12
Debt securities	2,905	—	2,905
- Held-to-maturity securities	2,051	—	2,051
- Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	4,921	—	4,921
Structured deposits	2,905	—	2,905
Cash and cash equivalents	8,236	511	8,747

Total	18,967	2,921	21,888

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at 31 December 2009, if RMB had strengthened or weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,345 million (2008: RMB 1,948 million) lower or higher respectively, mainly as a result of foreign exchange losses or gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

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

Credit exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-statement of financial position items as at 31 December 2009 and 2008.

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
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2009, 100% (as at 31 December 2008: 100%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2009, 99.5% (as at 31 December 2008: 99.3% ) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at 31 December 2009, 100% (as at 31 December 2008: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks, SD&C and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2009 and 2008.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2009 and 2008.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2009	amount	maturity	year	years	years	years

Financial assets

Contractual cash flows in/(out)
Equity securities	179,390	179,390	—	—	—	—
Debt securities	582,285	—	27,803	91,257	85,720	686,923
Loans	23,081	—	14,448	1,234	1,234	12,746
Term deposits	344,983	—	91,552	79,100	149,936	65,405
Statutory deposits-restricted	6,153	—	191	2,319	4,406	—
Accrued investment income	14,208	—	14,208	—	—	—
Premiums receivable	6,818	—	6,818	—	—	—
Cash and cash equivalent	36,176	—	36,176	—	—	—

Subtotal	1,193,094	179,390	191,196	173,910	241,296	765,074

Financial and insurance liabilities

Expected cash flows out/(in)
Insurance contracts	818,164	—	(7,558)	34,103	118,673	1,335,276
Investment contracts	67,274	—	18,386	20,121	13,595	34,352

Contractual cash flows out/(in)
Securities sold under agreements to repurchase	33,553	—	33,553	—	—	—
Annuity and other insurance balances payable	5,721	—	5,721	—	—	—

Subtotal	924,712	—	50,102	54,224	132,268	1,369,628

Total cash flows in/(out)	268,382	179,390	141,094	119,686	109,028	(604,554)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2008	amount	maturity	year	years	years	years

Financial assets

Contractual cash flows in/(out)
Equity securities	75,075	75,075	—	—	—	—
Debt securities	575,871	—	49,178	108,633	77,224	571,228
Loans	17,926	—	9,293	1,234	1,234	13,363
Term deposits	228,272	—	69,359	50,902	126,210	9,298
Statutory deposits-restricted	6,153	—	460	748	5,919	—
Accrued investment income	13,149	—	13,149	—	—	—
Premiums receivable	6,433	—	6,433	—	—	—
Cash and cash equivalent	34,074	—	34,074	—	—	—

Subtotal	956,953	75,075	181,946	161,517	210,587	593,889

Financial and insurance liabilities

Expected cash flows out/(in)
Insurance contracts	662,865	—	(2,367)	20,358	95,160	1,069,670
Investment contracts	65,050	—	18,079	18,582	9,979	37,430

Contractual cash flows out/(in)
Securities sold under agreements to repurchase	11,390	—	11,390	—	—	—
Annuity and other insurance balances payable	4,980	—	4,980	—	—	—

Subtotal	744,285	—	32,082	38,940	105,139	1,107,100

Total cash flows in/(out)	212,668	75,075	149,864	122,577	105,448	(513,211)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, discount rate, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.

At 31 December 2009, declared dividends of RMB 23,833 million (2008: RMB 24,295 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

The other maturity analysis is conducted on the assumption that all investment contracts (with DPF and without DPF) and universal life insurance contracts were surrendered immediately. This would cause a cash outflow of RMB 50,365 million, RMB 1,482 million and RMB 14,891 million respectively for the period ended 31 December 2009 (2008: RMB 51,818 million, RMB 1,543 million and RMB 11,249 million respectively), payable within one year. Although contractually these options can be exercised immediately by all policyholders at once, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement and Statutory reserve fund requirement, discussed in detail under Note 8.4 and Note 30, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring quarterly and annual static solvency margin, as well as the dynamic solvency margin, which predicts the solvency margin for the next three years based on different scenarios. It has complied with all the local capital requirements.

The table below summarises the solvency ratio of the Company, the regulatory capital held (represented by actual capital) against the minimum required capital (represented by minimum capital). The solvency ratio for the year ended 31 December 2008 was recalculated due to the adoption of MoF new guidance as disclosed in Note 2.1.

	As at 31	As at 31
	December 2009	December 2008
	RMB million	RMB million

Actual capital	147,119	124,561
Minimum capital	48,459	40,154
Solvency ratio	304%	310%

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.3	Fair value hierarchy

At 31 December 2009, investments classified as Level 1 comprise approximately 41.78% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.

At 31 December 2009, investments classified as Level 2 comprise approximately 57.93% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For the years ended 31 December 2009 and 2008, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. These debt securities are classified as Level 2.

Fair value provide by valuation service providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Fair value is based on significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs.

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

At 31 December 2009, investments classified as Level 3 comprise approximately 0.29% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.3	Fair value hierarchy (continued)

For the accounting policies regarding the determination of the fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2009.

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
—Equity securities	172,383	3,053	1,238	176,674
—Debt securities	42,308	298,216	301	340,825
Securities at fair value through income
—Equity securities	2,704	38	—	2,742
—Debt securities	2,628	3,763	—	6,391

Total assets	220,023	305,070	1,539	526,632

Liabilities
Investment contracts at fair value through income	(52)	—	—	(52)

Total liabilities	(52)	—	—	(52)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2009.

			Securities at fair value
	Available-for-sale Securities		through income
	Debt	Equity	Equity	Total
	securities	Securities	Securities	assets

Opening balance	385	1,007	15	1,407
Total gains and losses recognized in
— Profit or loss	3	—	15	18
— Other comprehensive income/(loss)	(3)	127	—	124
Transfer out of Level 3	—	(617)	(30)	(647)
Purchases	—	721	—	721
Settlements	(84)	—	—	(84)

Closing balance	301	1,238	—	1,539

Total gains for the period included in income for assets and liabilities held at the end of the reporting period	—	—	—	—

In 2009, the Group transferred certain debt and equity securities between Level 1, Level 2 and Level 3. This was due to the change in the availability of market observable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities.

(iii)	Short-term insurance business

Short-term insurance business relates primarily to the sale of short-term insurance contracts.

(iv)	Corporate and other business

Corporate and other business relates primarily to income, tax expenses and allocated costs of insurance agency business in respect of the provision of the services to CLIC, as described in Note 28, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Except for those arising from investment contracts presented in corresponding segments, other income and other operating expenses are presented in “Corporate & Other” directly.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented among segments respectively.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970

- Term Life	805	112	—	—	—
- Whole Life	37,860	60	—	—	—
- Endowment	184,841	—	—	—	—
- Annuity	38,209	18	—	—	—

Net premiums earned	261,694	189	13,194		—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains on assets at fair value through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630

including: inter-segment revenue	—	—	—	570	(570)	—

Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)

including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—

Statutory insurance fund	(404)	(21)	(112)	—	—	(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax expenses	—	—	—	(8,709)	—	(8,709)

Net profit/(loss)	39,769	467	420	(7,620)	—	33,036

Attributable to
- shareholders of the Company	39,769	467	420	(7,775)	—	32,881
- minority interests	—	—	—	155	—	155

Unrealised gains/(losses) included in shareholder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
5	SEGMENT INFORMATION (continued)

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets	1,056,319	76,351	11,877	5,609	—	1,150,156
Cash and cash equivalents	32,808	2,401	373	615	—	36,197
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities

Insurance contracts	808,591	632	8,941	—	—	818,164
Financial liabilities
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	252,130	340	13,186	—	—	265,656

- Term Life	308	25	—	—	—
- Whole Life	35,421	274	—	—	—
- Endowment	188,099	—	—	—	—
- Annuity	28,302	41	—	—	—

Net premiums earned	252,113	339	12,725		—	265,177
Investment income	40,407	3,699	524	316	—	44,946
Net realised losses on financial assets	(5,355)	(490)	(69)	(50)	—	(5,964)
Net fair value losses on assets at fair value through income	(6,382)	(584)	(83)	(145)	—	(7,194)
Other income	605	683		2,513	(381)	3,420

including: inter-segment revenue	—	—	—	381	(381)	—

Segment revenues	281,388	3,647	13,097	2,634	(381)	300,385

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(88,507)	(1,152)	—	—	—	(89,659)
Accident and health claims and claim adjustment expenses	—	—	(7,641)	—	—	(7,641)
Increase in insurance contracts liabilities	(135,298)	649	—	—	—	(134,649)
Investment contract benefits	(224)	(1,707)	—	—	—	(1,931)
Policyholder dividends resulting from participation in profits	(1,589)	(82)	—	—	—	(1,671)
Underwriting and policy acquisition costs	(22,127)	(212)	(1,848)	(13)	—	(24,200)
Administrative expenses	(11,347)	(761)	(2,614)	(1,930)	—	(16,652)
Other operating expenses	(2,826)	(273)	(263)	(428)	381	(3,409)

including: Inter-segment expenses	(212)	(19)	(3)	(147)	381	—

Statutory insurance fund	(395)	(28)	(135)	—	—	(558)

Segment benefits, claims and expenses	(262,313)	(3,566)	(12,501)	(2,371)	381	(280,370)

Share of results of associates	—	—	—	(56)	—	(56)

Segment results	19,075	81	596	207	—	19,959

Income tax expenses	—	—	—	(685)	—	(685)

Net profit/(loss)	19,075	81	596	(478)	—	19,274

Attributable to
- shareholders of the Company	19,075	81	596	(615)	—	19,137
- minority interests	—	—	—	137	—	137
Unrealised gains/(losses) included in shareholder’s equity	(30,457)	(2,788)	(395)	188	—	(33,452)

Depreciation and amortisation	1,014	68	248	28	—	1,358

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
5	SEGMENT INFORMATION (continued)

	As at 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets	827,033	74,923	10,606	3,905	—	916,467
Cash and cash equivalents	30,724	2,812	398	151	—	34,085
Other	698	—	77	7,891	—	8,666

Segment assets	858,455	77,735	11,081	11,947	—	959,218

Unallocated
Property, plant and equipment						16,720
Other						11,555

Total						987,493

Liabilities

Insurance contracts	654,037	811	8,017	—	—	662,865
Financial Liabilities
Investment contracts	10,928	54,135	—	—	—	65,063
Securities sold under agreements to repurchase	10,141	928	131	190	—	11,390
Other	48	237	—	—	—	285

Segment liabilities	675,154	56,111	8,148	190	—	739,603

Unallocated
Other						73,019

Total						812,622

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
6	PROPERTY, PLANT AND EQUIPMENT

	2009
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2009	13,397	4,092	1,853	3,024	691	23,057
Transfers upon completion	560	6	—	(607)	41	—
Additions	190	750	157	1,520	78	2,695
Disposals	(75)	(213)	(164)	(401)	(18)	(871)

As at 31 December 2009	14,072	4,635	1,846	3,536	792	24,881

Accumulated depreciation
As at 1 January 2009	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)
Additions	(502)	(598)	(175)	—	(139)	(1,414)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Additions	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,576	1,935	737	3,024	448	16,720

As at 31 December 2009	10,766	2,048	697	3,536	420	17,467

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
6	PROPERTY, PLANT AND EQUIPMENT(Continued)

	2008
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2008	12,655	3,617	1,815	2,594	333	21,014
Transfers upon completion	416	—	—	(416)	—	—
Additions	439	752	203	898	369	2,661
Disposals	(113)	(277)	(165)	(52)	(11)	(618)

As at 31 December 2008	13,397	4,092	1,853	3,024	691	23,057

Accumulated depreciation
As at 1 January 2008	(2,374)	(1,865)	(1,097)	—	(159)	(5,495)
Additions	(444)	(531)	(175)	—	(94)	(1,244)
Disposals	29	239	156	—	10	434

As at 31 December 2008	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)

Impairment
As at 1 January 2008	(13)	—	—	—	—	(13)
Additions	(24)	—	—	—	—	(24)
Disposals	5	—	—	—	—	5

As at 31 December 2008	(32)	—	—	—	—	(32)

Net book value
As at 1 January 2008	10,268	1,752	718	2,594	174	15,506

As at 31 December 2008	10,576	1,935	737	3,024	448	16,720

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
7	INVESTMENTS IN ASSOCIATES

	2009	2008
	RMB million	RMB million

As at 1 January	7,891	6,449
Additional capital contribution to China Life Property &Casualty Insurance Company Limited(“CLP&C”)(Note 28(e))	—	1,200
Investment in China Life Insurance Brokers(“CIB”)	—	7
Share of results	704	(56)
Other equity movements	(70)	291
Dividend received	(55)	—

As at 31 December	8,470	7,891

The group’s share in investment its associates, all of which are unlisted, is as follows:

Assets and liabilities of associates

	Country of	Interest
Name	incorporation	held	Assets	Liabilities
			RMB million	RMB million

Guangdong Development Bank(“GDB”)	PRC	20%	90,584	84,419
CLP&C	PRC	40%	641	357

Total as at 1 January 2008			91,225	84,776

GDB	PRC	20%	112,252	105,283
CLP&C	PRC	40%	3,595	2,680
CIB	PRC	49%	7	—

Total as at 31 December 2008			115,854	107,963

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
CIB	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

Revenues and profit/(loss) of associates

Name	Revenue	Profit/(Loss)
	RMB million	RMB million

GDB	3,542	559
CLP&C	1,273	(615)
CIB	—	—

Total for the year ended 31 December 2008	4,815	(56)

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	103,980	102,688	96,786
Government agency bonds	84,619	79,400	71,273
Corporate bonds	3,139	3,267	3,272
Subordinated bonds/debts	43,361	26,574	24,372

Total	235,099	211,929	195,703

	As at 31	As at 31	As at 1
Debt securities	December 2009	December 2008	January 2008
- Contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	5,937	24,107	2,896
After one year but within five years	34,903	28,445	50,059
After five years but within ten years	43,792	55,866	52,508
After ten years	150,467	103,511	90,240

Total	235,099	211,929	195,703

8.2	Loans

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Policy loans	13,831	8,676	5,944
Other loans	9,250	9,250	1,200

Total	23,081	17,926	7,144

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	13,831	8,676	5,944
After one year but within five years	—	—	—
After five years but within ten years	1,200	1,200	1,200
After ten years	8,050	8,050	—

Total	23,081	17,926	7,144

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8.3	Term deposits

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing
Within one year	84,393	64,621	46,706
After one year but within five years	196,090	155,320	93,372
After five years but within ten years	64,500	6,759	26,434
After ten years	—	1,572	2,082

Total	344,983	228,272	168,594

Included in term deposits are structured deposits of RMB 273 million (31 December 2008: RMB 2,905 million; 1 January 2008: 4,346 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. Structured deposits are stated at amortised cost.

8.4	Statutory deposits-restricted

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Contractual maturity schedule
Within one year	100	200	5,353
After one year but within five years	6,053	5,953	420

Total	6,153	6,153	5,773

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	51,996	80,006	80,588
Government agency bonds	165,231	191,121	107,154
Corporate bonds	102,553	67,505	43,742
Subordinated bonds/debts	21,045	17,588	9,898

Subtotal	340,825	356,220	241,382

Equity securities
Funds	75,798	29,890	60,624
Common stocks	100,876	38,829	115,509

Subtotal	176,674	68,719	176,133

Total	517,499	424,939	417,515

Debt securities
Listed in mainland, PRC	28,086	29,202	31,947
Unlisted	312,739	327,018	209,435

Subtotal	340,825	356,220	241,382

Equity securities
Listed in Hong Kong, PRC	13,570	2,398	8,464
Listed in mainland, PRC	97,803	39,311	123,810
Unlisted	65,301	27,010	43,859

Subtotal	176,674	68,719	176,133

Total	517,499	424,939	417,515

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities(continued)

	As at 31	As at 31	As at 1
Debt securities	December 2009	December 2008	January 2008
- contractual maturity schedule	RMB million	RMB million	RMB million

Maturing
Within one year	2,912	7,801	612
After one year but within five years	45,607	73,461	22,672
After five years but within ten years	123,719	121,916	87,615
After ten years	168,587	153,042	130,483

Total	340,825	356,220	241,382

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through income

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities
Government bonds	2,438	1,428	693
Government agency bonds	3,549	4,660	4,583
Corporate bonds	404	1,648	513
Subordinated bonds/debts	—	—	307

Subtotal	6,391	7,736	6,096

Equity securities
Funds	569	4,063	9,145
Common stocks	2,162	2,295	9,842
Warrants	11	5	27

Subtotal	2,742	6,363	19,014

Total	9,133	14,099	25,110

Debt securities
Listed in mainland, PRC	672	1,216	578
Unlisted	5,719	6,520	5,518

Subtotal	6,391	7,736	6,096

Equity securities
Listed in Hong Kong, PRC	—	12	12
Listed in mainland, PRC	2,201	2,755	10,767
Unlisted	541	3,596	8,235

Subtotal	2,742	6,363	19,014

Total	9,133	14,099	25,110

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
8	FINANCIAL ASSETS (continued)

8.7	Securities purchased under agreements to resell

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	—	—	5,053

8.8	Accrued investment income

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Bank deposits	5,987	4,525	3,700
Debt securities	8,030	8,348	6,014
Others	191	276	143

Total	14,208	13,149	9,857

Current	14,208	13,149	9,824
Non-current	—	—	33

Total	14,208	13,149	9,857

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.2.

The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Carrying value		Estimated fair value
	As at 31	As at 31	As at 31	As at 31
	December	December	December	December
	2009	2008	2009	2008
	RMB million	RMB million	RMB million	RMB million

Held-to-maturity securities	235,099	211,929	235,668	228,598
Loans	23,081	17,926	23,081	17,926
Term deposits (excluding structured deposits)	344,710	225,367	344,710	225,367
Structured deposits	273	2,905	272	2,887
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	517,499	424,939	517,499	424,939
Securities at fair value through income	9,133	14,099	9,133	14,099
Cash and cash equivalents	36,197	34,085	36,197	34,085
Investment contracts	(67,326)	(65,063)	(66,184)	(63,878)
Securities sold under agreements to repurchase	(33,553)	(11,390)	(33,553)	(11,390)
10	PREMIUMS RECEIVABLE

The aging of premiums receivable is within 12 months.

11	REINSURANCE ASSETS

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Long-term insurance contracts ceded (Note 13)	701	700	658
Due from reinsurance companies	17	163	399
Ceded unearned premiums (Note 13)	83	58	38
Claims recoverable from reinsurers (Note 13)	31	19	16

Total	832	940	1,111

Current	131	240	453
Non-current	701	700	658

Total	832	940	1,111

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
12	OTHER ASSETS

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Land use rights	3,279	2,667	2,606
Due from CLIC (Note 28(f))	646	684	739
Deposits on fund units pending issuance/receivables on funds units redeemed	300	—	500
Advances	302	273	206
Others	1,790	1,333	939

Total	6,317	4,957	4,990

Current	2,471	1,720	2,122
Non-current	3,846	3,237	2,868

Total	6,317	4,957	4,990

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
13	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions

(i) For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current and future investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2008	3.50%~5.00%
As at 31 December 2009	4.40%~5.00%

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2008	2.81%~4.95%
As at 31 December 2009	2.69%~5.32%

The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii) The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
13	INSURANCE CONTRACTS (continued)

(a) Process used to decide on assumptions (continued)

(iii) The expense assumption has been based on expected unit costs with the consideration of risk margin. Unit costs have been based on an analysis of actual experience and expressed on both a per-policy and a percent-of-premium basis. The Group’s expense assumption is effected by certain factors, such as inflation, market competition and other factors. The Group determines expense assumption based on the information obtained at the end of each reporting period with the consideration of risk margin.

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2008	22.5~33.0	1.59%~1.74%	9.7	1.54%
As at 31 December 2009	26.3~38.5	1.05%~1.17%	11.3	1.01%

(iv) The lapse rates and other assumptions are effected by certain factors, such as future macro-economy, availability of financial substitutions, market competition and other factors, which brings uncertainty to lapse rate and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period with consideration of risk margin.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

(b) Net liabilities of insurance contracts

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Gross
Long-term insurance contracts	809,223	654,848	520,158
Short term insurance contracts
- claims and claim adjustment expenses	2,944	2,780	2,455
- unearned premiums	5,997	5,237	4,894

Total, gross	818,164	662,865	527,507

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(701)	(700)	(658)
Short-term insurance contracts
- claims and claim adjustment expenses (Note 11)	(31)	(19)	(16)
- unearned premiums (Note 11)	(83)	(58)	(38)

Total, ceded	(815)	(777)	(712)

Net
Long-term insurance contracts	808,522	654,148	519,500
Short-term insurance contracts
- claims and claim adjustment expenses	2,913	2,761	2,439
- unearned premiums	5,914	5,179	4,856

Total, net	817,349	662,088	526,795

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
13	INSURANCE CONTRACTS (continued)

(c) Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2009	2008
	RMB million	RMB million

- Notified claims	352	378
- Incurred but not reported	2,428	2,077

Total as at 1 January — Gross	2,780	2,455

Cash paid for claims settled in year
- Cash paid for current year claims	(5,478)	(5,124)
- Cash paid for prior year claims	(2,274)	(2,256)
Claims incurred in year
- Claims arising in current year	7,951	7,842
- Claims arising in prior year	(35)	(137)

Total as at 31 December — Gross	2,944	2,780

- Notified claims	228	352
- Incurred but not reported	2,716	2,428

Total as at 31 December — Gross	2,944	2,780

The table below presents movement of unearned premium reserves:

	2009			2008
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,237	(58)	5,179	4,894	(38)	4,856
Increase	5,997	(83)	5,914	5,237	(58)	5,179
Release	(5,237)	58	(5,179)	(4,894)	38	(4,856)

As at 31 December	5,997	(83)	5,914	5,237	(58)	5,179

(d) Movements in liabilities of long-term insurance contracts

The table below presents movement in the liabilities of insurance contracts:

			2009	2008
			RMB million	RMB million

As at 1 January			654,848	520,158

Premiums			261,905	252,470
Release of liabilities	(i	)	(127,472)	(140,281)
Accretion of interest			26,834	24,414
Change in assumptions			(8,085)	(3,720)
Other movements			1,193	1,807

As at 31 December			809,223	654,848

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
14	INVESTMENT CONTRACTS

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Investment Contracts with DPF	50,219	51,676	48,961
Investment Contracts without DPF
- At amortised cost	17,055	13,374	4,463
- Designated as at fair value through income	52	13	—

Total	67,326	65,063	53,424

The table below presents movement of investment contracts with DPF

	2009	2008
	RMB million	RMB million

As at 1 January	51,676	48,961

Deposits received	10,061	19,472
Deposits withdrawn and paid on death and other benefits	(12,488)	(17,621)
Policy fees deducted from account balances	(221)	(356)
Interest credited	1,191	1,220

As at 31 December	50,219	51,676

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Maturing:
Within thirty days	25,326	11,390	100
After thirty but within ninety days	8,227	—	—

Total	33,553	11,390	100

The carrying values of debt securities pledged as collateral are as follows

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Debt securities pledged	34,306	12,048	99

Total	34,306	12,048	99

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
16	OTHER LIABILITIES

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Salary and staff welfare payable	2,892	2,936	1,973
Commission and brokerage payable	1,320	1,654	1,134
Agent deposits	659	632	811
Tax payable	356	284	739
Payable to constructors	317	308	293
Stock appreciation rights (Note 26)	1,555	716	1,290
Others	4,879	4,527	3,895

Total	11,978	11,057	10,135

Current	11,978	11,057	10,135
Non-current	—	—	—

Total	11,978	11,057	10,135

17	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC since 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

For the year ended 31 December 2008, as required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life policies with guaranteed benefits and long-term health policies and long-term life policies without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
18	INVESTMENT INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities	23,759	22,690

— held-to-maturity securities	9,882	9,245
— available-for-sale securities	13,580	13,074
— at fair value through income	297	371

Equity securities	3,146	10,093

— available-for-sale securities	3,108	9,563
— at fair value through income	38	530

Bank deposits	10,805	11,378
Loans	1,172	696
Securities purchased under agreements to resell	8	89

Total	38,890	44,946

Included in investment income is interest income of RMB 35,744 million (2008: RMB 34,853 million) using the effective interest method.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
19	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities
Net realised gains	3,146	422
Impairments	200	2,023

Subtotal	3,346	2,445

Equity securities
Net realised gains	20,248	7,335
Impairments	(2,350)	(15,744)

Subtotal	17,898	(8,409)

Total	21,244	(5,964)

Net realised gains/(losses) on financial assets are from available-for-sale securities.

During the year ended 31 December 2009, the Company recognized impairment expense of RMB 2,350 million (2008: RMB 15,744 million) of available-for-sale securities for which the Company determined that objective impairment evidence of impairment existed.

As at the end of 31 December 2008, the Company held RMB 400 million available-for-sale securities, entrusted to Minfa, which had been impaired entirely due to Minfa’s bankruptcy. During the year, Minfa’s bankruptcy administrator according to the Fuzhou Intermediate People’s Court’s final resolution ([2008] No. 2-7) dated 31 December 2009 granted the Company certain listed shares with total fair value of RMB 200 million as of 31 December 2009 as a first distribution. Consequently the Company has reversed RMB 200 million impaired losses. The Company has completed the ownership registration of these listed shares on 11 January 2010.

During the year ended 31 December 2008, RMB 2,023 million of previously recognized impairment losses relating to certain available-for-sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.

20	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Debt securities	(277)	300
Equity securities	1,726	(7,494)

Total	1,449	(7,194)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
21	INSURANCE BENEFITS AND CLAIMS

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts	154,374	(2)	154,372

Total insurance benefits and claims	237,159	(121)	237,038

For the year ended 31 December 2008
Life insurance death and other benefits	89,677	(18)	89,659
Accident and health claims and claim adjustment expenses	7,703	(62)	7,641
Increase in insurance contracts	134,690	(41)	134,649

Total insurance benefits and claims	232,070	(121)	231,949

22	INVESTMENT CONTRACT BENEFITS
Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

23	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Employee salary and welfare cost	7,773	5,089
Housing benefits	472	336
Contribution to the defined contribution pension plan	1,182	873
Depreciation and amortisation	1,560	1,358
Interest expenses on securities sold under the agreements to repurchase	111	438
Exchange loss	28	907

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
24	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the net profit represents

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Current taxation — Enterprise income tax	6,299	2,078
Deferred taxation	2,410	(1,393)

Taxation charges	8,709	685

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2008: 25%) is as follows:

			For the year ended 31 December
			2009	2008
			RMB million	RMB million

Net profit before income tax expenses			41,745	19,959

Tax computed at the statutory tax rate			10,436	4,990
Non-taxable income	(i	)	(2,627)	(4,524)
Additional tax liability from expenses not deductible for tax purposes	(i	)	520	196
Unused tax losses			25	23
Other			355	—

Income taxes at effective tax rate			8,709	685

(i)
Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
24	TAXATION (continued)

(c)	The movement in deferred tax assets and liabilities during the year is as follows:

As at 31 December 2009, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

Deferred tax

	Insurance	Investment	Others	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
	(i)	(ii)	(iii)

As at 1 January 2008	(2,372)	(20,625)	—	(22,997)
(Charged) / credited to net profit	(4,154)	4,966	581	1,393
(Charged) / credited to other comprehensive income	(2,926)	14,186	—	11,260

- Available-for-sale securities	—	14,186	—	14,186
- Others	(2,926)	—	—	(2,926)

As at 31 December 2008	(9,452)	(1,473)	581	(10,344)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged) / credited to net profit	(79)	(2,404)	73	(2,410)
(Charged) / credited to other comprehensive income	1,000	(4,607)	—	(3,607)

- Available-for-sale securities	—	(4,607)	—	(4,607)
- Others	1,000	—	—	1,000

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

(i)
The deferred tax arising from the insurance is mainly related to the temporary difference of short duration insurance contracts liabilities, policyholder dividend payables and impacts of adoption of MoF new guidance as disclosed in Note 2.1;

(iii)	The deferred tax arising from the investments is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iv)	The deferred tax arising from others is mainly related to the temporary difference of employee salary and welfare cost payables.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
24	TAXATION (continued)

(c)	The movement in deferred tax assets and liabilities during the year is as follows (continued):

	As at 31	As at 31	As at 1
	December 2009	December 2008	January 2008
	RMB million	RMB million	RMB million

Deferred tax assets:
- deferred tax assets to be recovered after more than 12 months	6,063	7,115	7,276
- deferred tax assets to be recovered within 12 months	592	540	1,046

Subtotal	6,655	7,655	8,322

Deferred tax liabilities:
- deferred tax liabilities to be settled after more than 12 months	(22,668)	(17,651)	(31,023)
- deferred tax liabilities to be settled within 12 months	(348)	(348)	(296)

Subtotal	(23,016)	(17,999)	(31,319)

Total net deferred income tax liabilities	(16,361)	(10,344)	(22,997)

25	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2009 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2008: 28,264,705,000).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
26	STOCK APPRECIATION RIGHTS

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

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. No stock appreciation right was exercised, forfeited or expired in 2009. As at 31 December 2009, there are 55.71 million units outstanding (as at 31 December 2008: 55.71 million) and 55.71 million units exercisable (as at 31 December 2008: 55.71 million). As at 31 December 2009, the amount of intrinsic value for the vested stock appreciation rights is RMB 1,551 million (as at 31 December 2008: RMB 826 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

As at 31 December 2009, the Company charged compensation cost of RMB 839 million (as at 31 December 2008: reversed RMB 574 million) which was included in net profit. RMB 1,542 million and RMB 13 million were included in Salary and staff welfare payable for the units not exercised and exercised but not paid as at 31 December 2009 (as at 31 December 2008: RMB 703 million and RMB 13 million respectively).

27	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2009, a final dividend of RMB 0.23 per ordinary share totalling RMB 6,501 million in respect of the year ended 31 December 2008 was declared and was paid in 2009. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2009.

Pursuant to a resolution passed at the meeting of the Board of Directors on 7 April 2010, a final dividend of RMB 0.70 per ordinary share totalling approximately RMB 19,785 million for the year ended 31 December 2009 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2009.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties where control exists

The information of parent company is as follows:

	Location of		Relationship with	Nature of	Legal
Name	registration	Principal business	the company	economic	Representative

CLIC	Beijing, China	Life insurance, health and accident insurance and other types of personal insurance and reinsurance. Funds management business under permission of national laws and regulations or State Council of the People’s Republic of China. Various types of personal insurance, Consulting and agency services. Other business under approvals by National Insurance Supervisors department’s	Immediate and ultimate holding company	State owned	Chao Yang
(b)	Registered capital and changes for related parties where control exists

	As at 31 December 2008	Increase	Decrease	As at 31 December 2009
Name of related party	RMB million	RMB million	RMB million	RMB million

CLIC	4,600	—	—	4,600
China Life Asset Management Company Limited (“AMC”)	1,000	2,000	—	3,000
China Life Pension Company Limited (“Pension Company”)	2,500	—	—	2,500
China Life Franklin Asset Management Co, Limited (“AMC HK”)	HKD 60 million	—	—	HKD 60 million
Note:
In February 2009, the Company, AMC and CLIC entered into an agreement, whereby AMC’s registered capital increased to RMB 2,000 million. The Company subscribed for RMB 1,200 million, in the form of RMB 1,080 million cash and RMB 120 million retained earnings. CLIC subscribed for RMB 800 million, in the form of RMB 720 million cash and RMB 80 million retained earnings. CIRC approved the change of registered capital in April 2009.

(c)	Shares held and the changes for related parties where control exists

	As at 31 December 2008				As at 31 December 2009
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Shareholder	RMB million	holding	RMB million	RMB million	RMB million	holding

CLIC	19,324	68.40%	—	—	19,324	68.40%

	As at 31 December 2008				As at 31 December 2009
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Subsidiaries	RMB million	holding	RMB million	RMB million	RMB million	holding

AMC	600	60.00%	1,080	—	1,680	60.00%
Pension Company	2,305	92.20%	—	—	2,305	92.20%
AMC HK	HK$30 million	50.00%	—	—	HK$30 million	50.00%

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(d)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2009:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company
AMC	A subsidiary of the Company
GDB	An associate of the Company
CLP&C	An associate of the Company and under common control of the ultimate holding company
Pension Company	A subsidiary of the Company
China Life Real Estate Co., Limited (“CLRE”, former Beijing Zhongbaoxin Real Estate Development Co., Limited)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
AMC HK	A subsidiary of a subsidiary of the Company
CIB	An associate of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
Chengdu Insurance Institution	Under common control of the ultimate holding company
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC
Note:	In July 2009, CLIC, the Company and the AMC entered into an agreement, whereby they agreed to establish a defined contribution enterprise annuity fund for their employees.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2009.

			For the year ended 31 December
			2009	2008
	Note		RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i	)	1,193	1,298
Asset management fee earned from CLIC	(ii	)	112	243
Additional capital contribution to AMC from CLIC			720	—
Rewards from CLIC for non-transferred policies	(iii	)	—	88
Dividends to CLIC			4,444	8,116
Property leasing expense charged by CLIC	(iv	)	—	33
Dividends to CLIC from AMC			104	93
Non-performing assets management fee earned from CLIC and others			—	16
Asset management fee earned from China Life Overseas	(ii	)	15	15
Asset management fee earned from CLP&C	(ii	)	3	2
Property insurance payments to CLP&C			37	29
Claim payment and others to the Company from CLP&C			41	46
Brokerage fee from CLP&C	(v	)	129	79
Additional capital contribution to CLP&C	(vi	)	—	1,200
Rentals and policy management fee income earned from CLP&C			36	—
Rentals, project payments and others to CLRE	(vii	)	8	18
Property leasing expense charged by IHC	(iv	)	64	33
Asset management fee earned from IHC			7	21
Services fee and other income earned from IHC			30	—
Asset purchase payments to Chengdu Insurance Institution			19	—
Transaction with GDB
Interest income earned from GDB			309	361
Brokerage fee charged by GDB	(viii	)	20	25
Dividends from GDB			55	—
Transaction with EAP
Payment to EAP			298	—
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii	)	540	362
Dividends to the Company			156	140
Payments of insurance policies by AMC to the Company			1	1
Brokerage fee to the Company	(ix	)	5	1
Additional capital contribution to AMC			1,080	—
Transaction with Pension Company
Additional capital contribution to Pension Company	(x	)	—	1,855
Surcharge on building sold to Pension Company	(xi	)	244	—
Expenses paid on behalf of Pension Company			86	79
IT services fee income earned from Pension Company			2	—
Investment brokerage fee charged by the Company			2	—
Brokerage fee to the Company	(ix	)	3	1
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii	)	8	7

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:

(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated statement of comprehensive income statement.

(ii)
In December 2005, CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and would be adjusted according to the performance.

In December 2005, the Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2010. The variable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the performance.

In March 2007, CLP&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and the AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there is no objection between both parities when expired. According to the agreement, the fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is adjusted according to the investment performance.

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on actual net investment return yield. In 2009, China Life Overseas and the AMC HK signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2009.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The agreement expired in December 2008. In 2009, Pension Company and AMC signed a new agreement with effective period to 31 December 2009. The agreement is subject to an automatic renewal for one year if there is no objection between both parties when expired. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

In May 2008, the Company and the AMC HK have entered into a “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK Primary and Secondary Market asset management fee. The fixed asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the Primary market is calculated on a rate of 2% of the total investment realised gains. Asset management fee for the Secondary market is calculated by a fixed rate of 0.45%.

The asset management fee charged to the Company and Pension Company by AMC and AMC HK is eliminated in the consolidated statement of comprehensive income statement.

(iii)
The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2008 a fee income of RMB 88 million from CLIC as the reward for such non-transferrable policies.

(iv)
In January 2007, the Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. The rental was payed on a semi annual basis and the rent of the buildings subleased by CLIC was payed directly to the owner. The agreement will expire on December 2009.

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

(vi)
In May 2008, the Company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase to RMB3,000 million, of which the Company subscribed for RMB1,200 million. The subscription has been paid on 26 May, 2008. CIRC approved the change of registered capital of CLP&C on 6 July, 2008.

(vii)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditures mainly comprised of rentals and deposits to CLRE.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)
(e)	Transactions with significant related parties (continued)

Note: (continued)

(viii)
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

(ix)
In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to sale enterprise annuity funds and provide customer service. The service fee is calculated on a rate of 80% of first year management fee. The agreement term is one year and is subject to an automatic renewal for one year.

In June 2007, the Company and AMC entered into an agreement, whereby AMC entrusted the Company to provide market developing service and enterprise annuity asset management service. The service fee is calculated by the first year actual asset management fee collected deducted by risk reserve and other related fees. The agreement expired on 31 December 2008.

(x)
In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) made capital injection to Pension Company. Pension Company’s share capital was increased to RMB 2,500 million after the capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

(xi)	The Company sold certain floors of the office building which is under construction to Pension Company. The Company received the payment from Pension Company in Feb 2009.

(f)	Amounts due from / to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31 December 2009	As at 31 December 2008
	RMB million	RMB million
The Group
Amount due from CLIC (Note 12)	646	684
Amount due from China Life Overseas	15	8
Amount due from CLP&C	22	2
Amount due to CLP&C	(2)	(28)
Amount deposited with GDB	7,098	7,114
Amount due from CLRE	—	1
Amount due to CLRE	—	(8)
Amount due from IHC	34	21
Amount due to IHC	(64)	(33)
The Company
Amount due from Pension Company	56	66
Amount due to AMC	(43)	(68)
Amount due to AMC HK	(1)	(2)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2009	2008
	RMB million	RMB million

Salaries and other short-term employee benefits	13	24
Termination benefits	—	—
Post-employment benefits	—	—
Share-based payment	—	—
Other long-term benefits	—	—

Total	13	24

(h)	Transactions with state-owned enterprises

Under IAS 24(amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (amendment) exemption to disclose only qualitative information.

As at 31 December 2009 and 2008, most of bank deposits were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2008, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bank assurance brokerage charges were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.

29	SHARE CAPITAL

		As at 31		As at 31		As at 1
		December 2009		December 2008		January 2008
	No. of shares	RMB million	No. of shares	RMB million	No. of shares	RMB million

Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2009, the Company’s share capital is as follows:

	As at 31 December 2009
	No. of shares	RMB million

Owned by CLIC (Note 33(i))	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
30	RESERVES

					Exchange
					differences on
	Additional				translating
	paid in	Unrealised	Reserve	General	foreign
	capital	gains/(losses)	fund	reserve	operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
			(a)	(b)

As at 1 January 2008	53,860	43,509	9,480	4,427	—	111,276
Other comprehensive loss for the year	—	(33,452)	—	—	(1)	(33,453)
Appropriation to reserve	—	—	4,708	1,916	—	6,624

As at 31 December 2008	53,860	10,057	14,188	6,343	(1)	84,447

Other comprehensive income for the year	—	10,745	—	—	—	10,745
Appropriation to reserve	—	—	4,302	3,293	—	7,595

As at 31 December 2009	53,860	20,802	18,490	9,636	(1)	102,787

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
30	RESERVES (continued)
(a)
Under relevant PRC law, the Company is required to transfer 10% of its net profit under CAS to statutory reserve fund. The Company appropriated 10% of net profit to the statutory reserve for the year ended 31 December 2009 and 2008, RMB 3,293 million and RMB 1,916 million respectively. The Company also appropriated RMB 2,992 million to the statutory reserve fund under CAS retrospectively reflected in 1 January 2008 due to adoption of MoF new guidance as disclosed in Note 2.1. In May 2009, approved by Annual General Meeting, the Company appropriated RMB 1,009 million to discretionary reserve fund for the year ended 31 December 2008 based on the net profit under A share financial statement (2008: RMB 2,792 million).

(b)
Pursuant to “Financial Standards of Financial Enterprises — Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2009 and 2008, the Company appropriated 10% of net profit under CAS which is RMB 3,293 million and RMB 1,916 million respectively to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment. The Company also appropriated RMB 1,635 million to general reserve under CAS retrospectively reflected in 1 January 2008 due to adoption of MoF new guidance as disclosed in Note 2.1.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or IFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB 78,491 million as at 31 December 2009 (as at 31 December 2008: RMB 60,848 million).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
31	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31	As at 31
	December	December
	2009	2008
	RMB million	RMB million

Pending lawsuits	113	96

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

32	COMMITMENTS

(a)	Capital commitments
i)	Capital commitments for property, plant and equipment

	As at 31	As at 31
	December	December
	2009	2008
	RMB million	RMB million

Contracted but not provided for	488	878

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund to Bohai Venture Capital Fund Management Company of which RMB 245 million had been paid at 31 December 2009. The remaining RMB 255 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31	As at 31
	December	December
	2009	2008
	RMB million	RMB million

Land and buildings
Not later than one year	297	238
Later than one year but not later than five years	478	383
Later than five years	49	44

Total	824	665

The operating lease payments charged to the net profit for the year ended 31 December 2009 was RMB 593 million (for the year ended 31 December 2008: RMB 482 million).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DEC 2009
33	SUBSEQUENT EVENTS
(i)
The 36-month restriction of 19,323,530,000 ordinary shares held by the CLIC expired on 11 January 2010, of which 19,173,530,000 shares are publically traded and 150,000,000 shares are frozen due to regulatory requirement.

(ii)
On 27 December 2009, the Group purchased 934 million shares of Sino-Ocean Land Holdings Limited (“Sino-ocean”, a HKSE listed company) at the total cost of HKD 5,819 million. As a result of this acquisition, the Group became the second largest shareholder by holding 16.57% of the total Sino-ocean shares outstanding.

On 12 January 2010, the Group acquired 423 million more shares of Sino-ocean. As a result of this acquisition, the Group became the largest shareholder by holding 24.08% equity interest of Sino-ocean.