Form 20-F
period 2010-12-31
CHINA LIFE INSURANCE CO LTD
filed 2011-04-26
CIK 1268896

As filed with the Securities and Exchange Commission on April 26, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
As of December 31, 2010, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2008, the China Insurance Yearbook 2009, the China Insurance Yearbook 2010 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.
References to “A shares” mean the RMB ordinary shares which have been listed on the Shanghai Stock Exchange since January 9, 2007.
References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to the “CIRC” mean the China Insurance Regulatory Commission. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC. References to “CSRC” mean the China Securities Regulatory Commission. References to “CBRC” mean the China Banking Regulatory Commission. References to “PBOC” mean the People’s Bank of China. References to “SAFE” mean the State Administration of Foreign Exchange of the PRC. References to “SAIC” mean the State Administration for Industry and Commerce of the PRC.
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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.6000, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2010. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2010 or at all.
Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
If there is any discrepancy or inconsistency between the Chinese names of the PRC entities in this annual report and their English translations, the Chinese version shall prevail.

PRESENTATION OF FINANCIAL INFORMATION
We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We first adopted IFRS for our annual consolidated financial statements for the year ended December 31, 2009. Until and including our financial statements included in our annual reports on Form 20-F for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with HKFRS, with reconciliations to U.S. GAAP.
As required by First Time Adoption of International Financial Reporting Standards, or IFRS 1, financial results of the year ended December 31, 2008 included herein have been adjusted in accordance with IFRS and differ from the results reported previously.

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
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Until and including our financial statements included in our annual reports on Form 20-F for the year ended December 31, 2008, we prepared our consolidated financial statements in accordance with HKFRS, with reconciliations to U.S. GAAP. As required by IFRS 1, financial results of the year ended December 31, 2008 included herein have been adjusted in accordance with IFRS and differ from the results reported previously. See “Item 5. Operating and Financial Review and Prospects”.
You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes, “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report and the independent registered public accounting firm’s report.

	For the year ended December 31,
	2008	2009	2010	2010
IFRS	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	265,656	275,970	318,229	48,217
Less: premiums ceded to reinsurers	(156)	(158)	(177)	(27)

Net written premiums	265,500	275,812	318,052	48,190
Net change in unearned premium reserves	(323)	(735)	36	5

Net premiums earned	265,177	275,077	318,088	48,195

Investment income	44,946	38,890	48,872	7,405
Net realized gains/(losses) on financial assets	(5,964)	21,244	15,841	2,400
Net fair value gains/(losses) through income	(7,194)	1,449	280	42
Other income	3,420	2,630	2,757	418

Total revenues	300,385	339,290	385,838	58,460

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(89,659)	(74,858)	(71,237)	(10,793)
Accident and health claims and claim adjustment expenses	(7,641)	(7,808)	(8,740)	(1,324)
Increase in insurance contracts liabilities	(134,649)	(154,372)	(199,655)	(30,251)
Investment contract benefits	(1,931)	(2,142)	(1,950)	(295)
Policyholder dividends resulting from participation in profits	(1,671)	(14,487)	(13,224)	(2,004)
Underwriting and policy acquisition costs	(24,200)	(22,936)	(27,256)	(4,130)
Administrative expenses	(16,652)	(18,719)	(20,285)	(3,073)
Other operating expenses	(3,409)	(2,390)	(3,655)	(554)
Statutory insurance fund contribution	(558)	(537)	(599)	(91)

Total benefits, claims and expenses	(280,370)	(298,249)	(346,601)	(52,515)

Share of results of associates	(56)	704	1,771	268
Profit before income tax	19,959	41,745	41,008	6,213
Income tax	(685)	(8,709)	(7,197)	(1,090)

Net profit	19,274	33,036	33,811	5,123

Attributable to:
- Equity holders of the Company	19,137	32,881	33,626	5,095
- Non-controlling interests	137	155	185	28
Basic and diluted earnings per share(1)	0.68	1.16	1.19	0.18

Other comprehensive income/(loss)
Fair value (losses)/gains on available-for-sale securities	(61,622)	39,470	(13,666)	(2,071)
Amount transferred to net profit from other comprehensive income	4,878	(21,040)	(15,763)	(2,388)
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders	11,702	(3,999)	7,983	1,210
Share of other comprehensive income/(loss) of associates	291	(70)	(131)	(20)
Others	(3)	—	(1)	(0.15)

Income tax relating to components of other comprehensive income/(loss)	11,260	(3,607)	5,362	812
Other comprehensive income/(loss) for the year	(33,494)	10,754	(16,216)	(2,457)
Total comprehensive income/(loss) for the year	(14,220)	43,790	17,595	2,666
Attributable to
- Equity holders of the Company	(14,316)	43,626	17,423	2,640
- Non-controlling interests	96	164	172	26

(1)	Numbers for the years ended December 31, 2008, December 31, 2009 and December 31, 2010 are based on the weighted average number of 28,264,705,000 shares in issue during such years.

	As of December 31,
	2008	2009	2010	2010
IFRS	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	16,720	17,467	18,946	2,871
Investments in associates	7,891	8,470	20,892	3,165
Held-to-maturity securities	211,929	235,099	246,227	37,307
Loans	17,926	23,081	36,543	5,537
Term deposits	228,272	344,983	441,585	66,907
Statutory deposits-restricted	6,153	6,153	6,153	932
Available-for-sale securities	424,939	517,499	548,121	83,049
Securities at fair value through income	14,099	9,133	9,762	1,479
Accrued investment income	13,149	14,208	18,193	2,757
Premiums receivable	6,433	6,818	7,274	1,102
Reinsurance assets	940	832	830	126
Other assets	4,957	6,317	8,199	1,242
Cash and cash equivalents	34,085	36,197	47,854	7,251

Total assets	987,493	1,226,257	1,410,579	213,724

Liabilities and equity

Liabilities

Insurance contracts	662,865	818,164	1,018,135	154,263
Investment contracts	65,063	67,326	70,171	10,632
Securities sold under agreements to repurchase	11,390	33,553	23,065	3,495
Policyholder dividends payable	43,178	54,587	52,828	8,004
Annuity and other insurance balances payable	4,980	5,721	8,275	1,254
Premiums received in advance	1,811	1,804	1,880	285
Other liabilities	11,057	11,978	13,746	2,083
Deferred tax liabilities	10,344	16,361	11,776	1,784
Current income tax liabilities	1,668	3,850	34	5
Statutory insurance fund	266	137	194	29

Total liabilities	812,622	1,013,481	1,200,104	181,834

Equity
Share capital	28,265	28,265	28,265	4,283
Reserves	84,447	102,787	100,512	15,229
Retained earnings	61,235	80,020	79,933	12,111

Attributable to equity holders of the Company	173,947	211,072	208,710	31,623

Non-controlling interests	924	1,704	1,765	267

Total equity	174,871	212,776	210,475	31,890

Total liabilities and equity	987,493	1,226,257	1,410,579	213,724

Exchange Rate Information
We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.6000 to US$1.00, the noon buying rate on December 31, 2010 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.
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
Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital account items, such as foreign direct investments, loans or securities, requires the approval of the SAFE and other relevant authorities.
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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 15, 2011, the exchange rates were US$ 1.00 to RMB 6.5317 and US $1.00 to HK $7.7733, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2010	6.6912	6.6397	7.7648	7.7515
November 2010	6.6892	6.6330	7.7656	7.7501
December 2010	6.6745	6.6000	7.7833	7.7612
January 2011	6.6364	6.5814	7.7978	7.7683
February 2011	6.5965	6.5520	7.7957	7.7823
March 2011	6.5743	6.5510	7.8012	7.7858
April 2011 (through April 15, 2011)	6.5477	6.5310	7.7784	7.7671
The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2006, 2007, 2008, 2009, 2010 and 2011 (through April 15, 2011) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per		RMB per
	US$	HK$ per US$	US$	HK$ per US$
2006	7.8041	7.7771	7.9579	7.7685
2007	7.2946	7.7984	7.6072	7.8008
2008	6.8225	7.7499	6.9477	7.7814
2009	6.8259	7.7536	6.8295	7.7513
2010	6.6000	7.7810	6.7603	7.7692
2011 (through April 15, 2011)	6.5317	7.7733	6.5654	7.7868
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
Commercial banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been particularly focusing on commercial banks and banking operations of post offices as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. These insurance companies may be able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks or banking operations of post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.
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
Our profitability is affected by changes in interest rates. From the beginning of the year 2010 to the date of this annual report, the PBOC increased the interest rates four times. As a result, the interest rate on one-year term deposits was raised from 2.25% to 3.25%. The Chinese government may further increase interest rates, which may increase surrenders and withdrawals of insurance and annuity policies and contracts as policyholders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decrease in the future, the income we realize from our investments may be reduced. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.
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
Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and as of December 31, 2010, approximately 99.6% of our total investment assets were in China. In particular, as of December 31, 2010, approximately 45.5% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 32.8% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 35.6% were placed with the four largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.
We may incur foreign exchange and other losses for our investments denominated in foreign currencies.
A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 392 million (US$59 million) in foreign exchange losses for the year ended December 31, 2010, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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
Approximately 45.5% of our investment assets as of December 31, 2010 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.
Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited.
Our premiums have grown rapidly during the last three years. As a Chinese life insurance company we are subject to restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. In 2010, the investment channels of Chinese life insurance companies were broadened to permit investment in bank deposits, debt securities, stocks, Chinese securities investment funds, real property, equity interests of non-listed enterprises, interest rate swaps, overseas investments and other investment channels as approved by the State Council, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability.
The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.
As of December 31, 2010, we had RMB 195,918 million (US$29,685 million) invested in equity securities, among which RMB 190,073 million (US$28,799 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are characterized by companies with relatively small market capitalizations and low trading volumes, and by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.
As a Chinese life insurance company, we are subject to restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. We understand that the CIRC is considering opening further investment channels to insurance companies. We will consider these alternative ways of investing once they become available to us. However, these new or potential investment channels are still undergoing evolving regulatory requirements. In addition, our experience with these new investment channels, especially overseas channels, might be limited. These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.
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
We establish the reserves for obligations of future policies based on the expected payout of benefits, calculated through the use of assumptions for discount rate, mortality, morbidity, expenses and lapse rate, as well as certain macro-economic factors. These assumptions are based on our previous experience and data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these reserves or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review and update the assumptions used to evaluate the reserves periodically, and establish the reserves for insurance policies based on such assumptions. Standards with respect to the calculation and presentation of reserves are still evolving, and any charges in the future may also impact our earnings and presentations of financial statements. We record changes in our reserves in the period the reserves are established or re-estimated. If the reserves originally established for future policy benefits prove inadequate or excessive, we must increase our reserves established for future policy benefits, which may have a material effect on our earnings and our financial condition.
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
We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods, fires and epidemics, such as severe acute respiratory syndrome, or SARS. For example, the snow disaster in South China and earthquake in Wen Chuan in 2008 increased our current claims payments. In 2008, our claims payments for the snow disaster and for the earthquake were approximately RMB 11.916 million and RMB 153 million, respectively.
We establish liabilities for claims arising from a catastrophe only after assessing the exposure and damages arising from the event. Although we are in the process of purchasing catastrophe reinsurance, we do not currently carry catastrophe reinsurance to reduce our catastrophe exposure. Any such catastrophic event could have a material adverse effect on us.
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
Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An, and China Pacific Life Insurance Co. Ltd., or China Pacific Life. Together, Ping An, China Pacific Life and we accounted for more than 63% of the individual and group life insurance premiums in China in 2009, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 43% in 2008 to 38% in 2009. Each of Ping An and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing, Shanghai, Qingdao and Dalian in 2009. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.
Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which has allowed foreign insurers to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, the foreign-invested insurers had respective life insurance market shares of approximately 18%, 19% and 21% in 2009. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.
We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.
In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:
•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 53 property and casualty insurers as of December 31, 2010. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.
•	Mutual fund companies, commercial banks and other financial services providers. We face competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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
Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.2% of our individual agents had not obtained such a certificate as of December 31, 2010. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent has obtained a qualification certificate from the CIRC, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.
Institutional insurance agents and insurance brokers are required under the PRC insurance law to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CIRC. It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of industry and commerce with the permits issued by the CIRC. We cannot assure you that all of our institutional agents would obtain such licenses. The enforcement of this requirement could adversely affect the composition and effectiveness of our distribution system, which could have a material adverse effect on our business.
Further development of regulations in China may impose additional costs and restrictions on our activities.
We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given wide discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, the rules issued by the CBRC in November 2010 and by the CBRC and CIRC in March 2011 imposed a series of restrictions on sales of insurance products through bancassurance including, among other things, that insurance companies are prohibited from the sale of insurance products by their own sales representatives at the sites of the commercial banks or banking operations of post offices. These restrictions may, at least in the short term, adversely affect the sales of our bancassurance products. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could be dilutive to our existing investors, or to reduce our growth.
We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. Our minimum solvency is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of statutory reserves. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2010 was 211.99%. While our solvency ratio is currently above the required ratio of 100%, if we continue to grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.
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
In connection with the restructuring, CLIC has established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund will be funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by CLIC, China Life and AMC; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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
In 2010, in an effort to fight inflation, the Chinese government took certain measures, including increasing the interest rates. From the beginning of the year 2010 to the date of this annual report, the interest rate on one-year term deposits, a key benchmark rate, was raised four times from 2.25% to 3.25%. Some of these measures benefit the overall economy of China but may have a negative effect on our business. See “—We are exposed to changes in interest rates.” For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate policies, tax regulations, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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
In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and ADSs and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China. However, to our knowledge, no action has been brought in China by any holder of shares issued by a Chinese company to enforce an arbitral award. As a result, we are uncertain as to the outcome of any action brought in China to enforce a Hong Kong arbitral award made in favor of holders of H shares and ADSs.
The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders.
Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management on behalf of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally not available in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 15, 2011, the Renminbi has appreciated by approximately 24.2%. We had approximately RMB 392 million (US$59 million) foreign exchange losses for the year ended December 31, 2010, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.
Payment of dividends is subject to restrictions under Chinese law.
Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference in the amount of our after-tax profits in 2010 calculated under PRC GAAP or IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.
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
In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged.
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
In December 2006, we issued 1,500,000,000 new ordinary domestic shares through public offering on the SSE at the offering price of RMB 18.88 per share, raising RMB 28,320 million in aggregate gross proceeds. The A shares have been listed on the SSE since January 9, 2007. Prior to the offering, CLIC held 19,323,530,000 ordinary domestic shares, or CLIC A shares, which have been registered with the China Securities Depository and Clearing Corporation Limited as circulative A shares with restrictive trading following the A share offering. CLIC has undertaken that for a period of 36 months commencing on January 9, 2007 it will not transfer or put on trust the CLIC A shares held by it or allow such CLIC A shares to be repurchased by China Life. On January 11, 2010, 19,323,530,000 CLIC A shares were released from trading restrictions. Of this amount, 150,000,000 shares had remained frozen in accordance with relevant Chinese regulations until December 2010.
We incurred capital expenditures of RMB4,737 million (US$718 million), RMB 2,456 million and RMB 2,127 million in 2010, 2009 and 2008, respectively. These capital expenditures mainly comprised of the addition of properties for office premises and electronic equipment.
B. BUSINESS OVERVIEW
We had nearly 129 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2010. We also offer accident and short-term health insurance policies to individuals and groups. As of December 31, 2010, the average guaranteed rate of return of the products we offered was 2.41%. For the financial year ended December 31, 2010, our lapse rate was approximately 2.31%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 93.0% for 14 months after issuance and 87.6% for 26 months after issuance.
Individual Life Insurance
We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 706,000 exclusive agents operating in approximately 18,953 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Gross written premiums generated by our individual life insurance products, including long-term health and long-term accident insurance products, totaled RMB302,781 million (US$45,876 million) for the year ended December 31, 2010, RMB 261,715 million for the year ended December 31, 2009 and RMB 252,130 million for the year ended December 31, 2008, constituting 95.2%, 94.8% and 94.9% of our total gross written premiums for those periods. The figure for 2010 represented a 15.7% increase from 2009.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended				Annual
	December 31,				growth rate
	2008	2009	2010	2010	(2008-2010)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums	252,130	261,715	302,781	45,876	9.6%
Individual life liabilities of insurance contracts	654,037	808,591	1,008,201	152,758	24.2%
Individual life liabilities of investment contracts	10,928	14,579	15,664	2,373	19.7%
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
We offer both non-participating and participating products. There were approximately 78.12 million non-participating policies and 50.61 million participating policies as of December 31, 2010, among which approximately 53.20 million non-participating policies and 44.77 million participating policies are offered to individuals.
The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums
Whole life and term life insurance	35,729	38,665	39,747	6,022
Endowment	188,099	184,841	220,505	33,410
Annuities	28,302	38,209	42,529	6,444
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
Hong Feng Endowment and Hong Fu Endowment have generated the most income for participating endowment products in 2010. Hong Feng Endowment had RMB 29,868 million (US$4,525 million) of net premiums in 2010, representing 9.9% of net premiums of our individual life insurance business. Hong Fu Endowment had RMB 44,320 million (US$6,715 million) of net premiums in 2010, representing 14.6% of total gross written premiums of our individual life insurance business. The net premiums earned from our participating endowment products increased by RMB 36,301 million, or 21.8%, to RMB 203,216 million (US$30,790 million) in 2010 from RMB 166,915 million in 2009.
Annuities
Annuities are used for both asset accumulation and asset distribution needs. Annuitants pay premiums into our accounts, and receive guaranteed level payments during the payoff period specified in the contracts. We offer both non-participating and participating annuities. For non-participating annuity products, risks associated with the investments are borne entirely by us. A significant portion of our non-participating annuity products imposes charges upon an early surrender or withdrawal of the contract.

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
We began the sale of universal products in certain provinces on a trial basis since 2005. In 2010, we sold universal products in most provincial capitals and some large and medium size cities of the PRC.
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
We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 706,000 exclusive agents operating in approximately 18,953 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 97,000 outlets of commercial banks, banking operations of post offices and savings cooperatives, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.
Group Life Insurance
We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 14,000 direct sales representatives operating in more than 2,700 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Gross written premiums generated from our group life insurance and annuity products totaled RMB473 million (US$72 million) for the year ended December 31, 2010, RMB 190 million for the year ended December 31, 2009 and RMB 340 million for the year ended December 31, 2008, constituting 0.15%, 0.07% and 0.13% of our total gross written premiums for each respective year. The figure for 2010 represented a 148.9% increase from 2009. This increase was primarily due to a considerable increase in premiums from group term life insurance products and whole life insurance products.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended				Annual
	December 31,				growth rate
	2008	2009	2010	2010	(2008-2010)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums	340	190	473	72	17.9%
Group life liabilities of insurance contracts	811	632	695	105	(7.4)%
Group life liabilities of investment contracts	54,135	52,747	54,507	8,259	0.3%
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

	For the year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums:
Group annuities	41	18	21	3
Group whole life and term life insurance	299	172	452	68
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

	As of or for the year ended				Annual
	December 31,				growth rate
	2008	2009	2010	2010	(2008-2010)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	6,221	7,076	7,657	1,160	10.9%
Short-term health insurance premiums	6,965	6,989	7,318	1,109	2.5%
Accident and health reserves for claims and claim adjustment expenses (gross)	2,780	2,944	3,304	501	9.0%
Accident and health insurance unearned premium reserves (gross)	5,237	5,997	5,935	899	6.5%
Accident Insurance
We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB7,657 million (US$1,160 million) for the year ended December 31, 2010, RMB 7,076 million for the year ended December 31, 2009 and RMB 6,221 million for the year ended December 31, 2008, constituting 2.4%, 2.6% and 2.3% of our total gross written premiums for those periods.

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
Health Insurance
We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB7,318 million (US$1,109 million ) for the year ended December 31, 2010, RMB 6,989 million for the year ended December 31, 2009 and RMB 6,965 million for the year ended December 31, 2008, constituting 2.3%, 2.5% and 2.6% of our total gross written premiums for those periods. The figure for 2010 represented a 4.7% increase from 2009.

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
Product Development
In 2010, in line with our general development strategy, we developed and introduced 19 new products, including 12 long-term insurance products consisting of 10 life insurance products and two health insurance products; and seven short-term insurance products consisting of two accident insurance products, four health insurance products and one life insurance product with a term of one year.

With respect to long-term insurance products, we developed and introduced, among others:
•	for individual insurance distribution channels, the Fu Lu Man Tang pension annuity product, which may meet diversified customer needs by allowing the customers to determine certain terms of this product, including the starting age of receiving the annuity payment, the annuity payment period and types of payment received; the Fu Lu Participating series, including Fu Lu Jin Zun Participating Endowment and Fu Lu Cheng Xiang Participating Endowment, with improved wealth management and protective functions; the Fu Man Yi Sheng Participating Endowment, which enhances the series of periodic return products; and the Xiang Tai series, including Xiang Tai Term Life and Xiang Tai Whole Life, which enhances the product’s protective function to satisfy a group of customers with particular needs for protection. In addition, we also developed and introduced our first general supplemental major disease product, China Life Supplemental Major Disease Insurance (Class A), which may be packaged with our major individual life insurance products to improve the attractiveness of these major insurance products;
•	for bancassurance distribution channels, the upgraded and modified Hong Tai and Kang You products, including New Hong Tai Participating Endowment and Supplemental Kang You Major Disease Insurance (Version 2010). New Hong Tai increases the guaranteed rates paid to the customers and the embedded value of the product, and the upgraded Kang You (Version 2010) may be packaged with other major bancassurance products, which may enhance the protective function of bancassurance products;
•	our first group investment-linked insurance product, Wen Ying Yi Sheng Group Annuity Investment-linked Insurance, to be marketed through group insurance channels; and
•	the An Xin Endowment and the Supplemental An Xin Long-term Accident Insurance, which are expected to be particularly attractive for marketing through telephone sales.
With respect to short-term insurance products, we introduced a series of supplemental rural micro-insurance, Rural Subsidized Poverty Loan Borrower Accident Micro-insurance and Rural Subsidized Poverty Loan Borrower Term Life Micro-insurance, to meet the needs of the large number of people in rural areas. We also developed a series of short term insurance products, including An Ning Fracture Accident In-Patient Compensation Medical Insurance, Supplemental Highland Disease Medical Insurance and Women’s Reproductive Health Care Group Disease Insurance, to meet the needs of particular groups.
Distribution Channels
We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 706,000 exclusive agents operating in approximately 18,953 field offices for our individual products and more than 14,000 direct sales representatives in more than 2,700 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 97,000 outlets of commercial banks, banking operations of post offices and savings cooperatives as of the end of December 2010, which was an increase from 2009. This increase was because we further strengthened our cooperation with small to medium sized banks. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force
Our exclusive agent force of approximately 706,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.
The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2008	2009	2010
Number of exclusive agents (approximately)	716,000	777,000	706,000
Number of field offices	16,813	19,000	18,953
Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 777,000 as of the end of 2009 to 706,000 as of the end of 2010. This decrease was primarily due to the strengthened performance review conducted by us in 2010, as a result of which a number of exclusive agents with lower productivity level left. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.
Beginning in 2006, we also accelerated the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company).
Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters — Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we and members of our management may face sanctions if we retain individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2010, approximately 99.8% of our individual agents had obtained such a certificate.
We supervise and provide training to our exclusive agents through more than 1,100 full-time trainers and 18,000 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.
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

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:
•	improving the overall productivity of our exclusive agents by expanding our customer-oriented market segmentation sales approach and standardized sales services to all agents nationwide;
•	motivating our exclusive agents with an improved performance-based compensation scheme;
•	building a more professional exclusive agent force by improving our training programs and enhancing our training efforts and increasing the number of qualified exclusive agents;
•	improving the quality of our exclusive agent force by expanding our recruitment program and standardizing our recruitment procedures and admission requirements; and
•	improving the efficiency of our exclusive agents by providing sales support and equipments, including expanding the China Life E-Home sales support system nationwide and equipping our more productive exclusive agents with personal electronic devices to further enhance their marketing, time management and customer service capabilities.
Direct sales force
Our direct sales force is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products.
Our direct sales representatives include approximately 4,000 full-time employees and 10,000 agents and operate in more than 2,700 branch offices across China.
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

Bancassurance
We have bancassurance arrangements with major banks, savings cooperatives and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Bancassurance is a steady growing channel, and we will continue to dedicate substantial resources, through our bancassurance department, to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.
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
Currently, the market of dedicated insurance agencies and insurance brokerage companies in China remains generally underdeveloped. However, we expect that the dedicated insurance agencies and insurance brokerage companies will play a more important role in sales of our group products in the future.
Competition
Our nearest competitors are Ping An and China Pacific Life.
•	In the individual life insurance market, Ping An, China Pacific Life and we collectively represented 63% of total individual life insurance premiums in 2009. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our strong brand name.
•	In the group life insurance market, Ping An, China Pacific Life and we collectively represented 61% of total group life insurance premiums in 2009. We primarily compete based on the nationwide reach of our sales network and the level of services we provide, as well as our relationships and reputation among large companies and institutions in China.
•	In the accident insurance market, Ping An, China Pacific Life and we collectively represented 71% of total accident premiums in 2009. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.
•	In the health insurance market, Ping An, China Pacific Life and we collectively represented 58% of total health premiums in 2009. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2009, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Individual
	Life	Group life	Accident	Health	Total
	Premiums	Premiums	Premiums	Premiums	Premiums
	market share	market share	market share	market share	market share
China Life	38%	39%	45%	22%	38%
Ping An Insurance Company of China, Ltd.	16%	16%	9%	29%	17%
China Pacific Life Insurance Co. Ltd.	9%	6%	17%	7%	8%
New China Life Insurance Co. Ltd.	8%	0%	4%	7%	8%
Tai Kang Life Insurance Co. Ltd.	8%	16%	4%	6%	9%
Others(1)	20%	23%	21%	29%	20%
Total	100%	100%	100%	100%	100%

(1)	Others include Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Hua Tai Life Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., China CMG Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING Capital Life Insurance Co., Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA — CMC Life Insurance Co., Ltd., Nissay-SVA Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and Shanghai, Guangdong, Shenzhen, Beijing, Jiangsu, Dongguan and Jiangmen branches of American International Assurance Co., Ltd., Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Jiahe Life Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Pingan Pension Co., Ltd., Pingan Health Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., and Shin Kong — HNA Life Insurance Co., Ltd.
Source: China Insurance Yearbook 2010
We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 56 licensed life insurance companies in China as of December 31, 2008, 59 as of December 31, 2009 and 61 as of December 31, 2010. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.
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
Customer service units
We provide customer support through approximately 3000 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We implemented uniform service standards for customer service units nationwide in 2005.
Telephone call service center
Our telephone call service centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the contact information regarding holders of policies. They also provide call-back and greeting message services to customers. We intend to continue to broaden the services we offer through these call service centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis.
We believe our call centers have become popular with our customers because of the quality of services we provide. In 2010, the call answer rate of our call centers reached 93.2% and the success rate of the return visit calls on new insurance policies marketed through individual exclusive agents reached 87.7%. From 2004 to 2010, for seven consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.
We have established system-wide standards for our call centers, which we monitor periodically through regular call quality monitoring and weekly operation reports on the call centers.

Cell phone message services
We utilize wireless telephone services to make instant contact with our customers and sales people. We may send short messages to our customers all over China, conveying such information as birthday and holiday greetings, premium payment notices and premium payment confirmations.
Internet-based services
Our customers can also utilize our Internet-based services for inquiries, complaints and service requests through our website (www.e-chinalife.com).
Supplementary services
To allow our customers to enjoy superior service and enhance their service experience, we provide several types of supplementary services while continue to provide quality basic insurance services.
In 2007, we launched for the first time the “China Life 1+N” service brand, which covers all areas of services we provide to our customers, including several types of basic policy-related services and supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” for four consecutive years.
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

We primarily offer products denominated in Renminbi.
Claims Management
We manage the claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will verify preliminarily if all materials supporting the claim have been submitted; if so, the claim and its materials will be forwarded to the liability department to confirm liability and to determine whether a claim investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the policyholder will be calculated, and the claim will be paid upon completion of approval procedure.
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

Financial statement reserves
Our reserves for financial reporting purposes are calculated based on the best estimated amounts required to be paid by us to fulfill the relevant obligations under insurance contracts. We have considered margin and time value on the reserve calculation for insurance contracts. We expect these reserve amounts, along with future premiums to be received on insurance contracts and investment earnings on these amounts, to be sufficient to meet our obligations to policyholders under our insurance contracts.
We establish the liabilities to meet our obligations under our insurance contracts based on the present value of reasonable estimates of future cash outflows less future cash inflows. We have considered margin in the establishment of such liabilities. Our assumptions for calculating reserve amounts include assumptions for mortality, morbidity, lapse rate, expenses and discount rate. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as future macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review theses assumptions periodically, based on analysis of historical experiences and expectations of future developments. We evaluate our liabilities based on reviewed assumptions. To the extent that actual experiences deviate significantly from our assumptions used to establish these liabilities, and these deviations are expected to continue in the foreseeable future, we may be required to increase or decrease our liabilities. This increase or decrease could have a material effect on our profitability and, if significant, our financial condition.
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
Investments
As of December 31, 2010, we had RMB 1,336,245 million (US$202,461 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in bank deposits, debt securities, stocks, Chinese securities investment funds, real property, equity interests of non-listed enterprises, interest rate swaps, overseas investments and other investment channels as approved by the State Council, all subject to various limitations.
We direct and monitor our investment activities through the application of investment management guidelines and investment plans. Our investment management guidelines and investment plans include: (1) performance goals for the investment fund; (2) specified asset allocations and investment scope based on regulatory provisions, level of indebtedness and market forecasts; (3) specified goals for investment duration and asset-liability matching requirements based on asset-liability matching strategies; (4) specified authorization levels required for approval of significant investment projects; and (5) specified risk management policies and prohibitions. The investment management guidelines and investment plans are reviewed and approved by the board of directors annually.

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
The following table summarizes information concerning our investment assets as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008		2009		2010
	Carrying	% of	Carrying	% of	Carrying	% of
	value	total	value	total	value	total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	34,085	3.6%	36,197	3.1%	47,854	3.6%
Term deposits (excluding structured deposits)	225,367	24.0%	344,710	29.4%	441,585	33.0%
Structured deposits	2,905	0.3%	273	0.0%	—	0.0%
Statutory deposits—restricted	6,153	0.7%	6,153	0.5%	6,153	0.5%

Debt securities, held-to-maturity	211,929	22.6%	235,099	20.1%	246,227	18.4%
Debt Securities, available-for-sale	356,220	38.0%	340,825	29.1%	354,452	26.5%
Debt securities, securities at fair value through income (held-for-trading)	7,736	0.8%	6,391	0.5%	7,513	0.6%
Debt securities	575,885	61.4%	582,315	49.7%	608,192	45.5%

Loans	17,926	1.9%	23,081	2.0%	36,543	2.7%

Equity securities, available for sale	68,719	7.3%	176,674	15.1%	193,669	14.5%
Equity securities, securities at fair value through income (held-for-trading)	6,363	0.7%	2,742	0.2%	2,249	0.2%
Equity securities	75,082	8.0%	179,416	15.3%	195,918	14.7%

Resale agreements	—	—	—	—	—	—
Total investment assets	937,403	100%	1,172,145	100%	1,336,245	100%

Average investment assets balance	893,806		1,054,774		1,254,195
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
Investment results
Our investment yields for the years ended December 31, 2010, 2009 and 2008 were 5.11%, 5.78% and 3.48% respectively.
The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2008		2009		2010
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	4.9%	11,378	3.3%	10,805	3.7%	16,363
Ending assets: cash and cash equivalents		34,085		36,197		47,854
Ending assets: statutory deposits—restricted		6,153		6,153		6,153
Ending assets: term deposits		228,272		344,983		441,585

Ending assets		268,510		387,333		495,592
Debt securities:
Investment income	4.5%	22,690	4.1%	23,759	4.3%	25,586
Net realized gains/(losses)		2,445		3,346		584
Net fair value gains/(losses) through income		300		(277)		403

Total		25,435		26,828		26,573
Ending assets		575,885		582,315		608,192
Loans:
Investment income	5.6%	696	5.7%	1,172	5.3%	1,583
Ending assets		17,926		23,081		36,543
Equity securities:
Investment income	7.5%	10,093	2.5%	3,146	2.8%	5,251
Net realized gains/(losses)		(8,409)		17,898		15,257
Net fair value gains/(losses) through income		(7,494)		1,726		(486)

Total		(5,810)		22,770		20,022
Ending assets		75,082		179,405		195,918
Resale and repurchase agreements:
Resale agreements:
Investment income	3.0%	89	N/A	8	N/A	89
Total		89		8		89
Ending assets		—		—		—
Repurchase agreements:
Investment expense		(438)		(111)		(304)
Ending assets		11,390		33,553		23,065
Investments in associates:
Investment income/(losses)	(0.8%)	(56)	8.6%	704	12.1%	1,771
Ending assets		7,891		8,470		20,892

	As of or for the years ended December 31,
	2008		2009		2010
	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount
	(RMB in millions, except as otherwise indicated)
Total investments:
Investment income	3.48%	44,946	5.78%	38,890	5.11%	48,872
Net realized gains/(losses)		(5,964)		21,244		15,841
Net fair value gains/(losses) through income		(7,194)		1,449		280
Business tax and extra charges for investment		(650)		(662)		(842)

Total		31,138		60,921		64,151
Ending assets		937,403		1,172,145		1,336,245

(1)	Yields for 2008 2009 and 2010 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.
Term deposits
Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 33.1% of our total investment assets as of December 31, 2010, 29.4% of our total investment assets as of December 31, 2009, and 24.4% of our total investment assets as of December 31, 2008.
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
The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2008	2009	2010
	Amortized	Amortized	Amortized
	cost	cost	cost
	(RMB in millions)
Due in one year or less	64,621	84,393	19,268
Due after one year and through five years	155,320	196,090	340,917
Due after five years and through ten years	6,759	64,500	81,400
Due after ten years	1,572	—	—

Total term deposits and structured term deposits	228,272	344,983	441,585

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2008	2009	2010
	Amortized	Amortized	Amortized
	cost	cost	cost
	(RMB in millions)
Industrial & Commercial Bank of China	7,939	2,700	—
Agriculture Bank of China	18,354	16,883	29,300
Bank of China	5,137	70,400	108,200
China Construction Bank	18,200	21,000	18,200
Other banks	178,642	234,000	282,885

Total term deposits and structured term deposits	228,272	344,983	438,585

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.
We started to make structured deposits in foreign currencies with commercial banks in 2004. In 2010, the banks with which we made structured deposits determined to terminate the structured deposits, as permitted in their discretion. As a result, we did not hold any structured deposits as of December 31, 2010.
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
Debt securities represented 45.5% of our total investment assets as of December 31, 2010, 49.7% of our total investment assets as of December 31, 2009, 61.4% of our total investment assets as of December 31, 2008.
Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds and subordinated bonds and debt comprised 16.3%, 41.1%, 35.4% and 7.2% of our total available-for-sale debt securities as of December 31, 2010, 15.2%, 48.5%, 30.1% and 6.2% of our total available-for-sale debt securities as of December 31, 2009, and 22.5%, 53.7%, 19.0% and 4.8% of our total available-for-sale debt securities as of December 31, 2008. Except for a small number of debt securities, which collectively had a carrying value of RMB 2,313 million (US$350 million) as of December 31, 2010, most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China.
We invest in secured bonds rated A or above and unsecured bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd and Dagong Global Credit Rating Agency.

China Chengxin International Credit Rating Co., Ltd. is a member of Moody’s Investors Service Inc., with Moody’s owning 49% equity interest in Chengxin International. Chengxin International created its own rating structures by making reference to the rating structures and experience of Moody’s and Fitch Ratings. AAA is the highest rating. Other approved rating agencies, such as Dagong, have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.
The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2008				2009				2010
	Amortized	% of	Estimated	% of	Amortized	% of	Estimated	% of	Amortized	% of	Estimated	% of
	cost	total	fair value	total	cost	total	fair value	total	cost	total	fair value	total
	(RMB in millions)
Debt securities, available —for-sale:
Government bonds	73,130	13.2%	80,006	13.5%	50,623	8.6%	51,996	8.9%	57,727	9.5%	57,871	9.5%
Government agency bonds	180,135	32.5%	191,121	32.3%	167,313	28,4%	165,231	28.3%	145,522	23.8%	145,538	24.0%
Corporate bonds	64,388	11.6%	67,505	11.4%	103,603	17.7%	102,553	17.6%	127,225	20.8%	125,423	20.7%
Subordinated bonds/debt	17,265	3.1%	17,588	3.0%	21,198	3.6%	21,045	3.6%	26,541	4.3%	25,620	4.2%

Total debt securities, available-for-sale	334,918	60.4%	356,220	60.1%	342,737	58.4%	340,825	58.5%	357,015	58.5%	354,452	58.5%

Debt securities, held to maturity:
Government bonds	102,688	18.5%	112,681	19.0%	103,980	17.8%	107,432	18.4%	105,006	17.2%	105,720	17.4%
Government agency bonds	79,400	14.3%	84,558	14.3%	84,619	14.5%	82,728	14.2%	90,230	14.8%	89,243	14.7%
Corporate bonds	3,267	0.6%	3,494	0.6%	3,139	0.5%	3,245	0.6%	3,138	0.5%	3,232	0.5%
Subordinated bonds/debt	26,574	4.8%	27,865	4.7%	43,361	7.4%	42,264	7.3%	47,853	7.8%	46,109	7.6%

Total debt securities, held to maturity	211,929	38.2%	228,598	38.6%	235,099	40.2%	235,669	40.4%	246,227	40.3%	244,304	40.3%

Debt securities, securities at fair value through income (held-for-trading)
Government bonds	1,404	0.3%	1,428	0.2%	2,483	0.4%	2,438	0.4%	898	0.1%	883	0.1%
Government agency bonds	4,525	0.8%	4,660	0.8%	3,559	0.6%	3,549	0.6%	1,918	0.3%	1,915	0.3%
Corporate bonds	1,614	0.3%	1,648	0.3%	403	0.1%	404	0.1%	4,415	0.7%	4,715	0.8%
Subordinated bonds/debt	—	—	—	—	—	—	—	—	—	—	—	—

Total debt securities, securities at fair value through income (held-for-trading)	7,543	1.4%	7,736	1.3%	6,445	1.1%	6,391	1.1%	7,231	1.2%	7,513	1.2%

Total debt securities	554,583	100%	592,554	100%	580,623	100%	582,834	100%	610,473	100%	606,269	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through income (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2008		2009		2010
	Amortized	Estimated	Amortized	Estimated	Amortized	Estimated
	cost	fair value	cost	fair value	cost	fair value
	(RMB in millions)
Due in one year or less	31,757	32,294	8,844	8,886	22,688	22,962
Due after one year and through five years	97,909	103,801	79,641	82,511	65,609	67,078
Due after five years and through ten years	168,978	183,617	165,523	169,484	177,546	179,338
Due after ten years	248,203	265,106	323,827	315,612	337,398	329,377

Total debt securities	546,847	584,818	577,835	576,493	603,241	598,755

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments” We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.
Loans
We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 70% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2010, the total amount of our policy loans was RMB 23,977 million (US$3,633 million), and represented 1.8% of our total investment assets as of that date.
During the year of 2008, we entrusted AMC to make RMB 1,200 million and RMB 8,000 million as loans to Shentong Group Debt Investment Program and Tianjin City Debt Investment Plan, respectively. We did not make any new investments in debt investment plans during the year of 2009. During the year of 2010, we made RMB 1,500 million, RMB 1,400 million, RMB 200 million and RMB 76 million as loans to Pudong Construction, Shanxi Coal, Jiangyin Bridge and South-to-North Water Diversion debt investment plans, respectively. As of December 31, 2010, our investment in these debt investment plans had a total investment proceeds of approximately RMB 676 million (US$102 million).
Securities investment funds
Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 7.2% of our total investment assets as of December 31, 2010.
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
The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2008		2009		2010
	Carrying	% of	Carrying	% of	Carrying	% of
	value	total	value	total	value	total
	(RMB in millions, except as otherwise indicated)

Open-end	31,047	91.4%	68,343	89.8%	87,943	91.3%
Closed-end	2,906	8.6%	7,779	10.2%	8,384	8.7%

Total	33,953	100%	76,122	100%	96,327	100%

Stocks
Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2010, the total amount of our investment in common stocks was RMB 99,580 million (US$15,088 million), and represented 7.5% of our total investment assets as of that date.
Repurchase and resale agreements
We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets.
The securities sold under agreements to repurchase were RMB 11,390 million as of December 31, 2008, RMB 33, 553 million as of December 31, 2009 and RMB 23,065 million (US$3,495 million) as of December 31, 2010. We did not have securities purchased under agreements to resell as of December 31, 2008, 2009 and 2010.
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
As of December 31, 2010, AMC had total assets of RMB 4,650 million (US$705 million), net assets of RMB 3,942 million (US$597 million) and net profit of RMB 493 million (US$75 million).
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
As of December 31, 2010, CLPCIC had total assets of RMB 15,106 million (US$2,289 million), net assets of RMB 2,932 million (US$444 million) and net profit of RMB 613 million (US$93 million).

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
As of December 31, 2010, China Life Pension had total assets of RMB 2,257 million (US$342 million), net assets of RMB 2,082 million (US$315 million) and net losses of RMB 194 million (US$29 million).
Information Technology
Our information technology systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are supported by approximately 1,815 experienced engineers, technicians and specialists.
In 2010, we continued to increase our investment in information technology development, raising the standards of the information technology applications and services. In the course of optimizing our research and development system and operation support system, we completed the development of China Life E-Home program, a real time online supporting system for our sales and customers management, which provided better technical service for our business development.
In 2010, we continued the construction of our new research and development center in Beijing and substantially completed the earthwork.
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
Restriction of ownership in joint stock insurance companies
Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. A filing with the CIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Unless otherwise approved by the CIRC, equity interests held by a single shareholder (including its related parties) may not exceed 20% of the total equity of a single insurance company, and the combined equity interests held by foreign investors may not exceed 50% of the total equity of a single life insurance company.

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
Regulation of investments
Permitted investments. As a Chinese life insurance company, we are subject to restrictions under the PRC Insurance Law and other related rules and regulations on the asset classes in which we are permitted to invest. Currently Chinese life insurance companies are allowed to invest their funds in the followings, subject to the satisfaction of conditions prescribed for each form of investment:
•	bank deposits;

•	Chinese government bonds;

•	government agency bonds;

•	corporate bonds;

•	stocks;

•	securities investment funds;

•	real property;

•	equity interests of non-listed enterprises;

•	interest rate swaps;

•	overseas investments; and

•	other investment channels as approved by the State Council.
Bank deposits, Chinese government bonds and government agency bonds. In October 1999, insurance companies were authorized to make deposits in commercial banks at negotiated rates, provided that the deposits have terms longer than five years and are in amounts of no less than RMB 30 million. The “jumbo” deposits generally bear more attractive interest rates than interest rates on “regular” deposits, which are subject to regulation by the central bank.
Insurance companies may also invest in Chinese government bonds and government agency bonds, including local government bonds issued and repaid by the Ministry of Finance as agent, central bank notes and bonds issued by state-owned policy banks of the Chinese government. There are no CIRC prescribed maximum percentage of investments by insurance companies in these bonds.

The balance of an insurer’s total investment in bank deposits, government bonds, central bank notes, bonds issued by state-owned policy banks of the Chinese government and currency market funds may be no less than 5% of such insurer’s total assets as of the end of the previous quarter.
Corporate bonds. Insurance companies are allowed to invest in secured bonds and unsecured bonds.
Secured bonds include secured enterprise bonds, corporate bonds, convertible corporate bonds and bonds publicly issued by securities companies. The invested secured enterprise (corporate) bonds must have a long-term credit rating of A or above as assessed by a domestic credit rating agency. An insurance company may, at its discretion, determine the total amount of investment in financial bonds, subordinated bonds and fixed term subordinated debt issued by commercial banks, RMB-dominated bonds issued by international development institutions and other secured enterprise (corporate) bonds. An insurer’s total investment in any single issue of the above bonds may not exceed 20% of such issue.
Unsecured bonds include unsecured enterprise bonds, debt financing instruments of non-financial enterprises and convertible corporate bonds issued by commercial banks. The invested unsecured corporate bonds issued in China must have a long-term credit rating of AA or above as assessed by a domestic credit rating agency. The balance of an insurer’s investment in unsecured enterprise (corporate) bonds may not exceed 20% of its total assets as of the end of the previous quarter, and an insurer’s total investment in any single issue of the above bonds may not exceed 10% of the issue.
An insurer’s investment in secured and unsecured bonds must also meet the following requirements: the balance of investment in bonds issued by any single issuer may not exceed 20% of such issuer’s net assets as of the end of the most recent fiscal year; the balance of investment in bonds issued by affiliated enterprises may not exceed 20% of the insurer’s net assets as of the end of most recent fiscal year; and the total investment by the affiliates of the same group in any single issue may not exceed 60% of such issue.
Insurance companies may invest in subordinated debt issued by other insurance companies that are not controlling, controlled by or under common control with, the investing insurance company. The balance of an insurer’s total investment in fixed term insurance company subordinated debt may not exceed 20% (and 4% in any single issuer) of its net assets as of the end of the previous quarter. The total investment in any single issue may not exceed 20% of the issue, and the balance of such investment may not exceed 1% of the net assets of such insurer as of the end of the previous quarter.
For an insurer undertaking bond repurchase transactions, the balance of the fund from financing activities may not exceed 20% of its total assets as of the end of the previous quarter if the insurer’s solvency ratio meets the regulatory requirements, and 10% if the insurer’s solvency ratio does not meet the regulatory requirements. The balance of the fund used for resale activities for any single transaction counterparty may not exceed 20% of the insurer’s net assets as of the end of the previous quarter and 20% of the transaction counterparty’s net assets as of the end of the previous year.
Stocks. Insurance companies may use their insurance funds to invest in publicly offered and listed shares which are denominated and traded in RMB, in private placement of shares by listed companies to specific investors and in other stock market investments. As of the date of this annual report, CIRC has not promulgated any rules permitting the investment in the Growth Enterprise Board listed shares and shares which are denominated and traded in foreign currency. Such stock market investments may be made by an insurer directly or through an insurance asset management company, and may be made at primary market offering stage or through secondary market trading.

Where the balance of total investment in stocks and stocks investment funds does not exceed 20% of its total assets as of the end of the previous quarter, an insurance company may, at its discretion, determine the total amount of investment in stocks. The balance of an insurer’s investment cost in any single entity’s shares may not exceed 50% of such entity’s net assets as of the end of the most recent fiscal year, and may not exceed 20% of such insurer’s total assets as of the end of the previous quarter. An insurer’s investment in any single listed company’s shares may not exceed 10% of the total share capital of such listed company. If any investment exceeds 10% of a listed company’s total share capital, the insurance company must obtain control over such listed company and must file information regarding the investment with the CIRC.
An insurer is prohibited from investing in any problematic securities that have been identified by the CIRC and is prohibited from engaging in insider trading and other manipulative and illegal activities.
Securities investment funds. Insurance companies are allowed to invest in qualified domestic securities investment funds. The amount of investment assets that may be so invested by an insurer may not exceed 15% of its total assets as of the end of the previous quarter. The balance of total investment in securities investment funds and stocks may not exceed 25% of its total assets as of the end of the previous quarter. The balance of total investment in stocks and stocks investment funds may not exceed 20% of its total assets as of the end of the previous quarter. The investment balance in any single fund may not exceed 3% of its total assets as of the end of the previous quarter. An investment in any single closed-end fund may not account for more than 10% of the fund. Notwithstanding the foregoing, insurance companies may invest up to 100% of the assets of an investment account relating to investment-linked products, up to 80% of the assets of an investment account relating to universal life products and up to 15% of the investment assets relating to participating products as of the previous month in qualified domestic securities investment funds.
Real property. Insurance companies are allowed to invest in infrastructure real property, non-infrastructure real property and the related financial products.
For insurance funds invested in infrastructure real property, the balance of an life insurance company’s investment on a cost basis may not exceed 5% of its total assets as of the end of the previous quarter. The balance of an insurer’s investment in a single infrastructure project on a cost basis may not exceed 20% of the overall budget of such project. The balance of an insurer’s investment from independent accounting product account on a cost basis may not exceed the specific ratio as stipulated in the insurance policy.
For insurance funds invested in non-infrastructure real property and the related financial products, the balance of an insurer’s investment in real properties may not exceed 10% of its total assets as of the end of the previous quarter; the balance of investment in the related financial products may not exceed 3% of the insurer’s total assets as of the end of the previous quarter, and the total of the above two items may not exceed 10% of the insurer’s total assets as of the end of the previous quarter. The balance of an insurer’s investment in any single real property investment plan may not exceed 50% of the issue of such plan, and the investment in any related financial products shall not exceed 20% of the issue of such product.
Where an insurance company invests in real property, if the balance of investment exceeds RMB 2 billion or 20% of the investment limit, or if there is additional investment in the existing real property projects, a report must be made to the CIRC within the prescribed time.

Insurance group (holding) companies and insurance companies may not use any of its reserves to purchase real property for self-use. The balance of investments in the purchase of real property for self-use by an insurer may not exceed 50% of its net assets as of the end of the previous year.
Equity interests in non-listed enterprises. Insurance companies are allowed to directly or indirectly invest in equity interests in non-listed enterprises. Such investments are either categorized as “direct investments”, for acts of investment in and holding of equity by an insurance company under the name of the capital contributor, or as “indirect investments”, for acts of an insurance company’s investment in equity investment funds and other related financial products sponsored and established by an investment management institution. Where an investment is made directly in equity with insurance funds, it must be limited to equity interests of insurance enterprises, non-insurance financial enterprises and insurance business-related old-age pension, medical and automobile services and other such enterprises. For purposes of such direct equity investment other than that may lead to control and indirect investment, an insurer may use its corporate capital and liability reserves.
The balance of an insurer’s investment in equity interests of non-listed enterprise may not exceed 5% of the insurer’s total assets as of the end of the previous quarter, the balance of investment in equity investment funds and other financial products related to equity interests of non-listed enterprises may not exceed 4% of the insurer’s total assets as of the end of the previous quarter, and the aggregate of the two items may not exceed 5% of the insurer’s total assets as of the end of the previous quarter. The balance of a direct investment may not exceed the insurer’s net assets. Except for material equity investments, the balance of an equity investment in any single equity enterprise may not exceed 30% of the insurer’s net assets. The balance of an investment in any single investment fund may not account for more than 20% of the issue size of such fund. The balance of an insurer’s investment cost in any single entity’s shares may not exceed 50% of the legal person’s net assets as of the end of the most recent fiscal year, and may not exceed 20% of such insurer’s total assets as of the end of the previous quarter.
Insurance companies are allowed to invest in non-listed commercial banks, including state-owned commercial banks, joint stock commercial banks and city commercial banks in China. Such investments are either categorized as “ordinary investments”, for investments amounting to less than 5% of the bank’s share capital or paid-in capital, or as “material investments”, for investments exceeding 5% of the bank’s share capital or paid-in capital. For purposes of such investment, an insurer may use its corporate capital, liability reserves with a liability term of over 10 years (other than the funds invested in investment-linked and universal life products and other financial management type insurance products), as well as other funds recognized by the CIRC.
The aggregate of ordinary and material investments in banks may not exceed 3% of an insurer’s total assets. Ordinary investments in a single bank may not exceed 1% of an insurer’s total assets. In addition, material investments are required to be submitted to the CIRC for approval and corporate capital applied to material investments may not exceed 40% of the insurer’s paid-in capital as of the end of the previous year, minus accumulated losses. Insurers intending to invest in commercial banks using financing facilities must seek prior approval by the CIRC.
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
Interest rate swaps. For an insurer carrying out interest rate swaps, the notional principal may not exceed 10% of its fixed-income assets (including bank deposits, bonds and other debt instruments) as of the end of the previous quarter. The notional principal swapped with the same counterparty may not exceed 3% of such counterparty’s fixed-income assets as of the end of the previous quarter.
Overseas investments. Insurance companies are allowed to invest abroad with insurance funds in the following categories:
•	currency market products such as commercial paper, negotiable deposits, repurchase and resale agreements and currency market funds;

•	fixed income instruments such as bank deposits, structured deposits, bonds, convertible bonds, bond funds, securitization products and trust products, among which, the varieties of bonds in Hong Kong market are limited to bonds publicly issued in Hong Kong by companies listed on Main Board and large state-owned enterprises;

•	equity investments such as stocks, stock investment funds, equity and equity-type products, which, in Hong Kong, are limited to stocks publicly offered and listed on Main Board; and

•	other investments permitted by the PRC Insurance Law and the State Council.
The balance of total amount of overseas investments in stocks and securities investment funds may not exceed 15% of the insurer’s total assets as of the end of the previous quarter. The ratio for a single investment is the same as the investment ratio of the same variety of investment in the domestic markets. The total amount actually invested by an insurance company may not exceed the foreign currency investment quota approved by the SAFE.
The domestic and overseas investment ratios of various financial products shall be calculated in combination on the basis of the assets actually invested in various bonds, stocks and securities investment funds and subject to regulatory requirements.
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
As of December 31, 2010, our solvency ratio was approximately 211.99%.
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
Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel (the number of full-time internal audit personnel generally must not be less than 5‰ of the total number of the company’s employees), establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CIRC. An internal audit report must be submitted to the CIRC by April 30 of each year and any major risk identified during the internal audit process must be reported to the CIRC in a timely manner.

Reporting and disclosure requirements. An insurance company must submit to the CIRC an operating report, an actuarial report, its financial statements, a solvency report and a compliance report, each prepared in accordance with applicable rules. By April 30 of each year, an insurance company must disclose on its website an annual report including, among other things, financial statements and solvency data for the previous year. In addition, within 10 business days after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website.
Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. In August 2010, the CIRC issued new rules governing internal control of insurance companies. Under the new rules, an insurance company must establish an internal control evaluation system, and by April 30 of each year, an insurance company must submit to the CIRC an evaluation report on its internal control.
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

Regulation of establishment of overseas insurance institutions
An insurance company may apply to the CIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion as at the end of the prior year and foreign exchange funds of no less than US$ 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CIRC.
Compliance with regulatory requirements
Our management confirms that we have complied in all material respects with all applicable regulatory requirements set out above.
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
Approximately 99.8% of our individual agents hold a CIRC qualification certificate. In May 2004, the CIRC issued a circular requiring insurance companies to take effective measures in carrying out the qualification certification requirement. Furthermore, no insurance company may issue a company certificate to any person, identifying that person as its sales representative, if the person does not have a CIRC qualification certificate. Under the circular, we are also required to take appropriate measures to improve both the participation of our agents taking the qualification examination and their success rate, and to report to the CIRC on a quarterly basis the percentage of our agents holding a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective July 1, 2006, in order to further strengthen the administration of individual agents. Under these regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. At the end of 2007, the CIRC further required that no insurance company can enter into any agency agreement with an individual agent who is not holding a qualification certificate or engage the agent in any insurance sale activities. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate.
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
Audit by the PRC National Audit Office
In 2010, the National Audit Office of the People’s Republic of China, or the NAO, conducted a routine audit on the assets, liabilities and profits and losses of CLIC and its subsidiaries (including China Life) and certain of its branch offices for the year of 2009. On January 31, 2011, the NAO released on its website the audit results. We believe that the issues identified in the audit have no material impact on our overall operating results, financial statements and internal control over financial reporting.

C. ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC

(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Proportion of Ownership Interest
Name of Subsidiary	Jurisdiction of Incorporation	Owned by China Life

China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited (2)	The People’s Republic of China	92.2%(3) (directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

(2)	AMC, which is 60% owned by us, owns 50%

(3)	We own 87.4% and AMC, which is 60% owned by us, owns 4.8%

D. PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2010, we owned and leased 3,549 and 13,967 properties respectively, and had 121 properties under construction. Among the 3,549 properties owned by us, 1,175 properties are leased to independent third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises.
On February 22, 2010, we entered into a new property leasing agreement with China Life Investment Holding Company Limited under substantially the same terms as the previous property leasing agreement which expired on December 31, 2009. Under the new property leasing agreement, which will expire on December 31, 2012, China Life Investment Holding Company Limited agreed to lease to us 2,182 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Investment Holding Company Limited in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.
Overview of Our Business
We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 129 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2010. We also offer accident and short-term health insurance policies to individuals and groups.
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
Financial Overview of Our Business
We had total gross written premiums of RMB 318,229 million (US$48,217 million) and net profit attributed to our equity holders of RMB 33,811 million (US$5,123 million) for the year ended December 31, 2010. Our principal business segments had the following results:
•	Individual life insurance had total gross written premiums of RMB 302,781 million (US$45,876 million) in 2010.

•	Group life insurance had total gross written premiums of RMB 473 million (US$72 million) in 2010.

•	Short-term insurance had total gross written premiums of RMB 14,975 million (US$2,269 million) in 2010.
Our business and the business of CLIC has been characterized by rapid growth of premium income over the past several years, particularly due to increased sales of participating products.
Factors Affecting Our Results of Operations
Revenues, Expenses and Profitability
We earn our revenues primarily from:
•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 82.4% of total revenues in 2010.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and net realized and unrealized gains and losses accounted for 16.8% of total revenues in 2010.
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
Interest Rates
For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. From the beginning of the year

2010 to the date of this annual report, the PBOC increased the interest rates four times. The interest rate on one-year term deposits was raised from 2.25% to 3.25%. If the interest rates were to be increased further, but the CIRC did not raise the cap, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.
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
The limitations on the types of investments we are permitted to make affect the investment returns we are able to generate and subject us to various risks that we would not, or to a lesser extent, be subject to if we were able to invest in a wider array of investments. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, such as the permission to invest in real property and equity interests of non-listed enterprises, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.
Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and losses, for the years ended December 31, 2008, 2009 and 2010.

	For the year ended
	December 31,
	2008	2009	2010
	(RMB in millions)
Debt securities	2,023	200	76
Equity securities	(15,744)	(2,350)	(1,771)

Total	(13,721)	(2,150)	(1,695)

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
During the year ended December 31, 2010, we recognized impairment expense of RMB 1,771 million of available for sale equity securities for which we determined that objective evidence of impairment existed. Given the current market conditions, we believe that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies. During the year ended December 31, 2010, RMB 76 million of previously recognized impairment losses was reversed.
Available-for-sale securities comprised of the following asset classes as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008		2009		2010
	Cost or		Cost or		Cost or
	amortized	Estimated	amortized	Estimated	amortized	Estimated
	cost	fair value	cost	fair value	cost	fair value
	(RMB in millions)

Debt securities
Government bonds	73,130	80,006	50,623	51,996	57,727	57,871
Government agency bonds	180,135	191,121	167,312	165,231	145,522	145,538
Corporate bonds	64,388	67,505	103,603	102,553	127,225	125,423
Subordinated bonds/debt	17,265	17,588	21,198	21,045	26,541	25,620

Subtotal	334,918	356,220	342,736	340,825	357,015	354,452

Equity securities
Funds	32,313	29,890	62,818	75,798	89,835	95,754
Common stocks	38,132	38,829	72,740	100,876	92,695	97,915

Subtotal	70,445	68,719	135,558	176,674	182,530	193,669

Total	405,363	424,939	478,294	517,499	539,545	548,121

We had gross unrealized gains of RMB 24,692 million and gross unrealized losses of RMB 16,115 million as of December 31, 2010. We had gross unrealized gains of RMB 47,179 million and gross unrealized losses of RMB 9,157 million as of December 31, 2009. We had gross unrealized gains of RMB 31,854 million and gross unrealized losses of RMB 12,278 million as of December 31, 2008. The total unrealized losses as of December 31, 2010, 2009 and 2008 were 3.0%, 1.8% and 2.9% of total available-for-sale securities. The unrealized losses of December 31, 2010 related primarily to unfavorable market conditions and the decrease of the market value of debt securities resulting from the increase of interest rates. The SSE Index, a major stock exchange index in China, was at 2,808 points on December 31, 2010, which was a 14% decrease from 2009. The unrealized losses as of December 31, 2009 related primarily to the decrease of the market value of debt securities resulting from unfavorable market conditions. The SSE Index was at 3,277 points on December 31, 2009, which was a 80% increase from 2008. This resulted in a significant decrease in total unrealized losses of investment in equity securities. The unrealized losses as of December 31, 2008 related primarily to the sharp fall of the capital markets that year. We made substantially all of the revaluation adjustments on the basis of quoted market prices as of the relevant balance sheet dates.
The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2010, 2009 and 2008.

	0-6	7-12	More than 12
As of December 31, 2010	months	months	months	Total
	(RMB in millions)

Debt securities
Unrealized losses	4,818	310	3,337	8,465
Carrying amounts	151,936	3,857	36,120	191,913
Unrealized losses as a percentage of carrying amounts	3.17%	8.03%	9.24%	4.41%

Equity securities
Unrealized losses	3,643	4,003	—	7,646
Carrying amounts	52,058	14,632	—	66,690
Unrealized losses as a percentage of carrying amounts	7.00%	27.36%	—	11.47%

Total
Total unrealized losses	8,461	4,313	3,337	16,111
Total carrying amounts	203,994	18,489	36,120	258,604
Unrealized losses as a percentage of carrying amounts	4.15%	23.33%	9.24%	6.23%

	0-6	7-12	More than 12
As of December 31, 2009	months	months	months	Total
	(RMB in millions)

Debt securities
Unrealized losses	(1,649)	(5,106)	(1,634)	(8,389)
Carrying amounts	84,785	79,207	16,397	180,389
Unrealized losses as a percentage of carrying amounts	1.95%	6.45%	9.96%	4.65%

Equity securities
Unrealized losses	(776)	(4)	—	(780)
Carrying amounts	13,350	104	—	13,454
Unrealized losses as a percentage of carrying amounts	5.81%	3.63%	—	5.80%

Total
Total unrealized losses	(2,425)	(5,110)	(1,634)	(9,169)
Total carrying amounts	98,135	79,311	16,397	193,843
Unrealized losses as a percentage of carrying amounts	2.47%	6.44%	9.96%	4.73%

	0-6	7-12	More than 12
As of December 31, 2008	months	months	months	Total
	(RMB in millions)

Debt securities
Unrealized losses	(748)	(33)	(60)	(841)
Carrying amounts	21,627	2,414	3,236	27,277
Unrealized losses as a percentage of carrying amounts	3.46%	1.37%	1.85%	3.08%

Equity securities
Unrealized losses	(5,943)	(5,205)	—	(11,148)
Carrying amounts	25,230	10,897	—	36,127
Unrealized losses as a percentage of carrying amounts	23.56%	47.77%	—	30.86%

Total
Total unrealized losses	(6,691)	(5,238)	(60)	(11,989)
Total carrying amounts	46,857	13,311	3,236	63,404
Unrealized losses as a percentage of carrying amounts	14.28%	39.35%	1.85%	18.91%
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
The quantitative factors include the following:
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
As of December 31, 2010, our total investment assets were RMB 1,336,245 million (US$202,461 million) and the investment yield for the year ended December 31, 2010 was 5.11%. The investment yield primarily reflected the volatility of the stock markets and unfavorable debt securities markets. We have made relevant adjustments to the investment portfolio by increasing the proportion of investments in fixed-income assets, including negotiated deposits, corporate bonds, and subordinated bonds and adjusting the proportion of equity investments according to market conditions. As of December 31, 2009, our total investment assets were RMB 1,172,145 million and the investment yield for the year ended December 31, 2009 was 5.78%. The investment yield primarily reflected the sharp improvement in the equity securities markets and the fall of the debt securities markets in 2009. We have made relevant adjustments to the investment portfolio by increasing the proportion of investments in equity securities and decreasing the proportion of investments in debt securities. As of December 31, 2008, our total investment assets were RMB 937,403 million and the investment yield for the year ended December 31, 2008 was 3.48%. The investment yield primarily reflected the high valuation of the investment assets at the beginning of year 2008, the global financial crisis and the sharp fall of the capital market. We have made relevant adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets.
For 2008, 2009 and 2010, we calculated the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.
Mix of Products
The following table sets forth, for the transferred and new policies, premium information as of or for the years ended December 31, 2008 2009 and 2010 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended				Annual
	December 31,				growth rate
	2008	2009	2010	2010	(2008-2010)
	RMB	RMB	RMB	US$
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	35,729	38,665	39,747	6,022	5.5%

Endowment:
Gross written premiums	188,099	184,841	220,505	33,410	8.3%

Annuities:
Gross written premiums	28,302	38,209	42,529	6,444	22.6%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	299	172	452	68	23.0%

	As of or for the year ended				Annual
	December 31,				growth rate
	2008	2009	2010	2010	(2008-2010)
	RMB	RMB	RMB	US$
Annuities:
Gross written premiums	41	18	21	3	(28.4)%

Short-term insurance business(2)

Accident gross written insurance premiums	6,221	7,076	7,657	1,160	10.9%
Health gross written insurance premiums	6,965	6,989	7,318	1,109	2.5%

(1)	Including long-term health and accident products.

(2)	Including short-term health and accident products.
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
Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums. We believe that such strategy could contribute to a more steady development of our business and enhance the retention rate of our customers and sales agent force.
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
We use the discounted cash flow method to estimate the liabilities for long term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions, and based on the following principles:
•	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:
(i)	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

(ii)	Additional non-guaranteed benefits, such as policyholder dividends.

(iii)	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of estimate of future inflation and the likely impact of our cost management.
On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the note 4.1.3 on page F-29 in the 2010 Form 20-F provides a detailed analysis of impact of assumption changes on our operating results.

•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized as incurred.

Margin consists of a risk margin and a residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by us so that not to recognize any Day 1 gain. The residual margin is amortized over the life of the contracts. The subsequent measurement of residual margin is independent from the best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.
We establish liabilities for long-term traditional insurance contracts based on the following assumptions:
•	For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranges from 3.50% to 5.00% as at December 31, 2008, ranges from 4.40% to 5.00% as at December 31, 2009 and ranges from 4.58% to 5.00% as at December 31, 2010.

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, we use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranges from 2.81% to 4.95% as at December 31, 2008, ranges from 2.69% to 5.32% as at December 31, 2009 and ranges from 2.61% to 5.66% as at December 31, 2010.

The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market results and availability of investment channels of our insurance funds. We determine discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

•	The mortality and morbidity assumptions are based on the historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

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

We base our morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such secular trends.

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumption has been based on expected unit costs with the consideration of risk margin. Our expense assumption is effected by actual experience and certain factors, such as inflation, market competition and other factors. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 1.59% to 1.74% of premiums for individual life products and 1.54% for group life products for as at December 31, 2008; 1.05% to 1.17% of premiums for individual life products and 1.01% for group life products for as at December 31, 2009; and 0.90% to 1.00% of premiums for individual life products and 0.86% for group life products for as at December 31, 2010, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are effected by certain factors, such as future marco-economic trends, availability of financial substitutions, market competition and other factors, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.
We adopted consistent process used to determine assumptions for the insurance contracts, which are detailed in Note 13 to our Consolidated Financial Statements included elsewhere in this annual report.
Universal Life Contracts and Unit-linked Contracts
Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components; and

•	Non-insurance components.
The insurance components are accounted for as insurance contracts and follow the existing reserves calculation methodology as allowed under IFRS 4 for insurance contracts, and the non-insurance components are accounted for as investment contracts, which are recognized in the investment contracts liabilities.

Investment Contracts
Revenue from investment contracts with or without discretionary participating features is recognized as policy fee income, which consists of various charges including, among others, policy fees, handling fees and management fees, during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.
Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts with or without discretionary participating features are carried at amortized cost.
Valuation of Investments
Debt securities that we have the ability and positive intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the short term are classified as securities at fair value through income. Debt securities and equity securities other than those classified as held-to-maturity or securities at fair value through income are classified as available-for-sale securities. We regularly review the carrying value of our investments. If there is objective evidence of impairment, the carrying value is reduced through a charge to income statement. The following are the policies used:
Securities at fair value through income. This category has two sub-categories: securities held for trading and those designated at fair value through income at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Other financial assets are classified as at fair value through income if they meet certain criteria and designated as such at inception by us.
Held-to-maturity securities. Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that we have the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through income.
Available-for-sale securities. Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.
Securities other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, we consider several factors including, but not limited to the following: (a) significant financial difficulty of the issuer or debtor; (b) a breach of contract, such as a default or delinquency in payments; (c) it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganization; and (d) the disappearance of an active market for that financial asset because of financial difficulties. In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed through the net profit.

As of December 31, 2010, debt securities of RMB 109,620 million contain guarantees issued by third parties and, of those, 65.8% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 63.1% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.
The fair value of the financial assets and liabilities is determined as follows:
Debt securities. The fair values of debt securities are generally based on current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.
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
We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2010, we did not consider it necessary to adjust the prices obtained from our pricing service.
As at December 31, 2010, RMB 433,492 million of RMB 506,530 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs (interest rates) to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Recently Issued Accounting Standards
The following revised standards are mandatory for the first time for the financial year beginning January 1, 2010.
•	IFRS 3 (Revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes, such as the recognition and measurement of the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquiree and the acquisition-related costs.

•	IAS 27 (Revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss.
We adopted these revised standards on January 1, 2010 and they did not have any material impacts on our financial position and comprehensive income.
Inflation
According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 3.3%, (0.7%), 5.9%, 4.8% and 1.5% in 2010, 2009, 2008, 2007 and 2006, respectively. Inflation has not had a significant effect on our business during the past two years.
Foreign Currency Fluctuation
See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.
A. OPERATING RESULTS
Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

	For the year ended December 31,
	2009	2010
Total Revenues	RMB	RMB
	(in millions)
Net premiums earned	275,077	318,088
Individual life insurance business	261,694	302,753
Group life insurance business	189	468
Short-term insurance business	13,194	14,867
Investment income	38,890	48,872
Investment income from securities at fair value through income	335	126
Investment income from available-for-sale securities	16,688	20,173
Investment income from held-to-maturity securities	9,882	10,538
Investment income from term deposits	10,805	16,363
Investment income from loans	1,172	1,583
Other investment income	8	89
Net realized gains/(losses) on financial assets	21,244	15,841
Net fair value gains/(losses) through income	1,449	280
Other income	2,630	2,757
Total	339,290	385,838

Net Premiums Earned
Net premiums earned increased by RMB 43,011 million, or 15.6%, to RMB 318,088 million in 2010 from RMB 275,077 million in 2009.
Individual Life Insurance Business
Net premiums earned from the individual life insurance business increased by RMB 41,059 million, or 15.7%, to RMB 302,753 million in 2010 from RMB 261,694 million in 2009. This was primarily due to the increase in first-year regular premiums and renewal premiums. The first-year regular premiums increased by RMB 12,447 million, or 31.3%. The renewal premiums increased by RMB 22,548 million, or 21.4%.
Group Life Insurance Business
Net premiums earned from the group life insurance business increased by RMB 279 million, or 147.6%, to RMB 468 million in 2010 from RMB 189 million in 2009. This was primarily due to a considerable increase in premiums from group term life insurance products and whole life insurance products.
Short-term Insurance Business
Net premiums earned from short-term insurance business increased by RMB 1,673 million, or 12.7%, to RMB 14,867 million in 2010 from RMB 13,194 million in 2009. This was primarily due to our increased efforts on the development of short-term accident insurance business.
Investment Income
Investment income increased by RMB 9,982 million, or 25.7%, to RMB 48,872 million in 2010 from RMB 38,890 million in 2009.
Investment Income from Securities at Fair Value through Income
Investment income from securities at fair value through income decreased by RMB 209 million, or 62.4%, to RMB 126 million in 2010 from RMB 335 million in 2009. This was primarily due to a decrease in interest income from debt securities at fair value through income.
Investment Income from Available-for-Sale Securities
Investment income from available-for-sale securities increased by RMB 3,485 million, or 20.9%, to RMB 20,173 million in 2010 from RMB 16,688 million in 2009. This was primarily due to an increase in dividends from available-for-sale securities investment funds and an increase in interests income from available-for-sale debt securities.

Investment Income from Held-to-Maturity Securities
Investment income from held-to-maturity securities increased by RMB 656 million, or 6.6%, to RMB 10,538 million in 2010 from RMB 9,882 million in 2009. This was primarily due to the increased volume of our investment in debt securities.
Investment Income from Term Deposits
Investment income from term deposits increased by RMB 5,558 million, or 51.4%, to RMB 16,363 million in 2010 from RMB 10,805 million in 2009. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.
Investment Income from Loans
Investment income from loans increased by RMB 411 million, or 35.1%, to RMB 1,583 million in 2010 from RMB 1,172 million in 2009. This was primarily due to the increased volume of policy loans business.
Net Realized Gains/(Losses) on Financial Assets
Net realized gains/(losses) on financial assets decreased by RMB 5,403 million, or 25.4% to RMB 15,841 million in 2010 from RMB 21,244 million in 2009. This was primarily due to a decrease in income from the purchases and sales of available for sale debt securities and stocks resulting from the volatility of the capital markets.
Net Fair Value Gains/(Losses) Through Income
Our net fair value gains/(losses) through income decreased by RMB 1,169 million, or 80.7%, to RMB 279 million in 2010 from RMB 1,449 million in 2009. This was primarily due to a decrease in unrealized profits from stocks and funds at fair value through income resulting from the volatility of the capital markets.
Other Income
Other income increased by RMB 127 million, or 4.8%, to RMB 2,757 million in 2010 from RMB 2,630 million in 2009. This was primarily due to an increase in income from asset management fees of the AMC.

	For the year ended December 31,
	2009	2010
Benefits, Claims and Expenses	RMB	RMB
	(in millions)
Insurance benefits and claims
Life insurance death and other benefits	74,858	71,237
Accident and health claims and claim adjustment expenses	7,808	8,740
Increase in insurance contracts liabilities	154,372	199,655
Investment contracts benefits	2,142	1,950
Policyholder dividends resulting from participation in profits	14,487	13,224
Underwriting and policy acquisition costs	22,936	27,256
Administrative expenses	18,719	20,285
Other operating expenses	2,390	3,655
Statutory insurance fund contribution	537	599
Total	298,249	346,601

Segment information of insurance benefits and claims
Individual life insurance business	228,968	270,341
Group life insurance business	262	551
Short-term insurance business	7,808	8,740
Total	237,038	279,632

Insurance Benefits and Claims
Insurance benefits and claims, net of amounts ceded through reinsurance, increased by 41,373 million, or 18.1%, to RMB 270,341 million in 2010 from RMB 228,968 million in 2009.
Life insurance death and other benefits payouts decreased by RMB 3,621 million, or 4.8%, to RMB 71,237 million in 2010 from RMB 74,858 million in 2009. This was primarily due to a decrease in maturity payouts. Maturity payouts decreased by RMB 6,939 million, or 14.8%, compared with that in 2009. Accident and health claims and claim adjustment expenses increased by 932 RMB million, or 11.9%, to RMB 8,740 million in 2010 from RMB 7,808 million in 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities. Increase in insurance contracts liabilities increased by RMB 45,283 million, or 29.3%, to RMB 199,655 million in 2010 from RMB 154,372 million in 2009. This was primarily due to a RMB 41,349 million increase in premium income from insurance contracts and an increase in interests accredited to insurance contract liabilities, but offset in part by a RMB 10,687 million increase in the release of liabilities. The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses). In addition, increase in insurance contract liabilities increased by RMB 1,703 million from 2009 due to changes in assumptions. Risk margin is recalculated based on updated assumptions at the reporting date, with the resulting changes being recognized in the income statement.
Individual Life Insurance Business
Insurance benefits and claims attributable to individual life insurance business increased by RMB 41,373 million, or 18.1%, to RMB 270,341 million in 2010 from RMB 228,968 million in 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.
Group Life Insurance Business
Insurance benefits and claims attributable to group life insurance business increased by RMB 289 million, or 110.3%, to RMB 551 million in 2010 from RMB 262 million in 2009. This was primarily due to an increase in claims payments resulting from an increase in the volume of one-year term insurance products.
Short-term Insurance Business
Insurance benefits and claims attributable to the short-term insurance business increased by RMB 932 million, or 11.9%, to RMB 8,740 million in 2010 from RMB 7,808 million in 2009. This was primarily due to an increase in business volume.

Investment Contract Benefits
Investment contract benefits decreased by RMB 192 million, or 9.0%, to RMB 1,950 million in 2010 from RMB 2,142 million in 2009. This was primarily due to a decrease in investment yield resulting from the volatility of the capital market.
Policyholder Dividends Resulting from Participation in Profits
Policyholder dividends resulting from participation in profits decreased by RMB 1,263 million, or 8.7%, to RMB 13,224 million in 2010 from RMB 14,487 million in 2009. This was primarily due to a decrease in investment yield for participating products.
Underwriting and Policy Acquisition Costs
Underwriting and policy acquisition costs increased by RMB 4,320 million, or 18.8%, to RMB 27,256 million in 2010 from RMB 22,936 million in 2009. This was primarily due to business development and adjustment of business structure.
Administrative Expenses
Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 1,566 million, or 8.4%, to RMB 20,285 million in 2010 from RMB 18,719 million in 2009. This was primarily due to the increase in business volume.
Other Operating Expenses
Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by RMB 1,265 million, or 52.9%, to RMB 3,655 million in 2010 from RMB 2,390 million in 2009. This was primarily due to an increase in foreign exchange losses, interest payments for accumulated dividends and interest payments for securities sold under agreements to repurchase.

	For the year ended December 31,
	2009	2010
Profit	RMB	RMB
	(in millions)
Profit before income tax	41,745	41,008
Individual life insurance business	39,769	37,690
Group life insurance business	467	740
Short-term insurance business	420	385
Other business	1,089	2,193
Income tax	8,709	7,197
Net profit attributable to equity holders of the company	32,881	33,626
Profit before Income Tax
Our profit before income tax decreased by RMB 737 million, or 1.8%, to RMB 41,008 million in 2010 from RMB 41,745 million in 2009.

Individual Life Insurance Business
Profit before income tax in the individual life insurance business decreased by RMB 2,079 million, or 5.2%, to RMB 37,690 million in 2010 from RMB 39,769 million in 2009. This was primarily due to an increase in underwriting cost.
Group Life Insurance Business
Profit before income tax in the group life insurance business increased by RMB 273 million, or 58.5%, to RMB 740 million in 2010 from RMB 467 million in 2009. This was primarily due to a favorable adjustment of group insurance business structure.
Short-term Insurance Business
Profit before income tax in short-term insurance business decreased by RMB 35 million, or 8.3%, from RMB 385 million in 2010 from RMB 420 million in 2009. This was primarily due to increased market competition and an increase in claims payments.
Income Tax
We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 1,512 million, or 17.4%, to RMB 7,197 million in 2010 from RMB 8,709 million in 2009. This was primarily due to an increase in non-taxable income. Our effective tax rate for 2010 was 17.55%.
Net Profit Attributable to Equity Holders of the Company
For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 745 million, or 2.3%, to RMB 33,626 million in 2010 from RMB 32,881 million in 2009. This was primarily due to our steady business development, optimization of our business structure and appropriate allocation of our investment assets.

	As of December 31,
	2009	2010
Major Assets	RMB	RMB
	(in millions)
Investment assets	1,172,145	1,336,245
Term deposits	344,983	441,585
Held-to-maturity securities	235,099	246,227
Available-for-sale securities	517,499	548,121
Securities at fair value through income	9,133	9,762
Cash and cash equivalents	36,197	47,854
Loans	23,081	36,543
Statutory deposits-restricted	6,153	6,153
Other assets	54,112	74,334
Total	1,226,257	1,410,579
Investment Assets
Our total investment assets increased by RMB 164,100 million, or 14.0%, to RMB 1,336,245 million in 2010 from RMB 1,172,145 million in 2009.

Term Deposits
Term deposits increased by RMB 96,602 million, or 28.0%, to RMB 441,585 million in 2010 from RMB 344,983 million in 2009. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Investments
Held-to-maturity investments increased by RMB 11,128 million, or 4.7%, to RMB 246,227 million in 2010 from RMB 235,099 million in 2009. This was primarily due to an increase in the volume of held-to-maturity debt securities.
Available-for-Sale Securities
Available-for-sale assets increased by RMB 30,622 million, or 5.9%, to RMB 548,121 million in 2010 from RMB 517,499 million in 2009. This was primarily due to an increase in the volume of available-for-sale funds and debt securities.
Securities at Fair Value Through Income
Securities at fair value through income increased by RMB 629 million, or 6.9%, to RMB 9,762 million in 2010 from RMB 9,133 million in 2009. This was primarily due to the increased volume of debt securities at fair value through income.
Cash and Cash Equivalents
Cash and cash equivalents increased by RMB 11,657 million, or 32.2%, to RMB 47,854 million in 2010 from RMB 36,197 million in 2009. This was primarily due to the demand of investment assets allocation and liquidity management.
Loans
Loans increased by RMB 13,462 million, or 58.3%, to RMB 36,543 million in 2010 from RMB 23,081 million in 2009. This was primarily due to an increase in the demand of policy loans.

	As of December 31,
	2009	2010
Major Liabilities	RMB	RMB
	(in millions)
Liabilities	1,013,481	1,200,104
Liabilities of insurance contracts	818,164	1,018,135
Investment contracts	67,326	70,171
Securities sold under agreements to repurchase	33,553	23,065
Policyholder dividends payable	54,587	52,828
Annuity and other insurance balances payable	5,721	8,275
Deferred tax liabilities	16,361	11,776
Other liabilities	17,769	15,854
Liabilities
Our total liabilities increased by RMB 186,623 million, or 18.4%, to RMB 1,013,481 million in 2010 from RMB 1,200,104 million in 2009.

Liabilities of Insurance Contracts
Liabilities of insurance contracts increased by RMB 199,971 million, or 24.4%, to RMB 1,018,135 million in 2010 from RMB 818,164 million in 2009. This was primarily due to an increase in insurance business volume and the accumulation of insurance liabilities. As at the balance sheet date, our reserves for insurance contracts satisfied liability adequacy test.
Investment Contracts
Investment Contracts increased by RMB 2,845 million, or 4.2%, to RMB 70,171 million in 2010 from RMB 67,326 million in 2009. This was primarily due to an increase in business volume.
Securities sold under agreements to repurchase
Securities sold under agreements to repurchase decreased by RMB 10,488 million, or 31.3%, to RMB 23,065 million in 2010 from RMB 33,553 million in 2009. This was primarily due to the liquidity management demand.
Policyholder Dividends Payable
Policyholder dividends payable decreased by RMB 1,759 million, or 3.2%, to RMB 52,828 million in 2010 from RMB 54,587 million in 2009. This was primarily due to a decrease in unrealized profit of available-for-sale securities and our payment of policy dividends.
Annuity and Other Insurance Balances Payable
Annuity and other insurance balances payable increased by RMB 2,554 million, or 44.6%, to RMB 8,275 million in 2010 from RMB 5,721 million in 2009. This was primarily due to the accumulation of insurance liabilities.
Deferred Tax Liabilities
Deferred tax liabilities decreased by RMB 4,585 million, or 28.0%, to RMB 11,776 million in 2010 from 16,361 million in 2009. This was primarily due to a decrease in unrealized profit of available-for-sale securities.
Equity Attributable to Equity Holders of the Company
As of December 31, 2010, equity attributable to equity holders of the Company was RMB 208,710 million and decreased by RMB 2,362 million, or 1.1%, from RMB 211,072 million as of December 31, 2009. This was primarily due to a decrease of the fair value of available-for-sale securities resulting from the volatility of the capital markets and distribution of dividends to equity holders last year.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

	For the year ended December 31,
	2008	2009
Total Revenues	RMB	RMB
	(in millions)
Net premiums earned	265,177	275,077
Individual life insurance business	252,133	261,694
Group life insurance business	339	189
Short-term insurance business	12,725	13,194
Investment income	44,946	38,890
Investment income from securities at fair value through income	902	335
Investment income from available-for-sale securities	22,636	16,688
Investment income from held-to-maturity securities	9,245	9,882
Investment income from term deposits	11,378	10,805
Investment income from loans	696	1,172
Net realized gains/(losses) on financial assets	(5,964)	21,244
Debt securities	2,445	3,346
Equity securities	(8,409)	17,898
Net fair value gains/(losses) through income	(7,194)	1,449
Debt securities	300	(277)
Equity securities	(7,494)	1,726
Other income	3,420	2,630
Total	300,385	339,290
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
Investment Income
Investment income decreased by RMB 6,056 million, or 13.5%, to RMB 38,890 million in 2009 from RMB 44,946 million in 2008. The investment yield for the year ended December 31, 2009 was 5.78%, a 2.30 percentage point increase from the investment yield of 3.48% for the year ended December 31, 2008.

Investment Income from Securities at Fair Value through Income
Investment income from securities at fair value through income decreased by RMB 567 million, or 62.9%, to RMB 335 million in 2009 from RMB 902 million in 2008. This was primarily due to a decrease in the total volume of securities at fair value through income and a decrease of dividends from securities investment funds.
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

Net Fair Value Gains/(Losses)Through Income
We reflect net fair value gains/(losses) through income in current year income. Our net fair value gains/(losses) through income increased by RMB 8,643 million to RMB 1,449 million in 2009 from RMB (7,194) million in 2008.
Debt Securities
Net fair value gains/(losses) through income from debt securities decreased by RMB 577 million, or 192.3%, to RMB (277) million in 2009 from RMB 300 million in 2008. This was primarily due to a decrease of the market value of debt securities (held-for—trading) resulting from unfavorable market conditions.
Equity Securities
Net fair value gains/(losses) through income from equity securities increased by RMB 9,220 million to RMB 1,726 million in 2009 from RMB (7,494) million in 2008. This was primarily due to an increase of unrealized profits from stocks and fund interests resulting from favorable market conditions.
Other Income
Other income decreased by RMB 790 million, or 23.1%, to RMB 2,630 million in 2009 from RMB 3,420 million in 2008. This was primarily due to a decrease in policy fee income from investment contracts.

	For the year ended December 31,
	2008	2009
Benefits, Claims and Expenses	RMB	RMB
	(in millions)
Insurance benefits and claims	231,949	237,038
Individual life insurance business	223,805	228,968
Group life insurance business	503	262
Short-term insurance business	7,641	7,808
Investment contract benefits	1,931	2,142
Policy dividends resulting from participation in profits	1,671	14,487
Underwriting and policy acquisition costs	24,200	22,936
Administrative expenses	16,652	18,719
Other operating expenses	3,409	2,390
Insurance Benefits and Claims
Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 5,089 million, or 2.2%, to RMB 237,038 million in 2009 from RMB 231,949 million in 2008.
Life insurance death and other benefits decreased by RMB 14,801 million, or 16.5%, to RMB 74,858 million in 2009 from RMB 89,659 million in 2008. This was primarily due to a decrease in maturity payouts. Maturity payouts decreased by RMB 14,474 million, or 24.7%, compared with that in 2008. Accident and health claims and claim adjustment expenses increased by RMB 167 million, or 2.2%, to RMB 7,808 million in 2009 from RMB 7,641 million in 2008. This was primarily due to growth in short-term insurance business. Increase in insurance contracts liabilities increased by RMB 19,723 million, or 14.6%, to RMB 154,372 million in 2009 from RMB 134,649 million in 2008. This was primarily due to a RMB 9,435 million increase in premium income reflecting accumulation of insurance liabilities for future obligations and a RMB 12,809 million decrease in the release of liabilities reflecting lower insurance benefit payouts. In addition, changes in assumptions also reduced increase in insurance contract liabilities by RMB 4,365 million. Risk margin is recalculated based on updated assumptions at the reporting date, with changes are recognized in net profit.

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

	For the year ended December 31,
	2008	2009
Profit	RMB	RMB
	(in millions)
Profit before income tax	19,959	41,745
Individual life insurance business	19,075	39,769
Group life insurance business	81	467
Short-term insurance business	596	420
Income tax	685	8,709
Net profit attributable to equity holders of the company	19,137	32,881
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
Group Life Insurance Business
Profit before income tax in the group life insurance business increased by RMB 386 million, or 476.5%, to RMB 467 million in 2009 from RMB 81 million in 2008. This was primarily due to the adjustment of our business strategies to focus more on sales of risk-type insurance products which are more profitable and an increase in investment yields resulting from favorable capital market conditions.
Short-term Insurance Business
Profit before income tax in short-term insurance business decreased by RMB 176 million, or 29.5%, from RMB 420 million in 2009 from RMB 596 million in 2008. This was primarily due to increased market competition.
Income Tax
We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax, including current and deferred taxations, increased by RMB 8,024 million, or 1,171.4%, to RMB 8,709 million in 2009 from RMB 685 million in 2008. This increase was primarily due to an increase in profit before income tax, a decrease in non-taxable income and an increase in additional tax liability from expenses not deductible for tax purposes.
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
Net Profit Attributable to Equity Holders of the Company
For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 13,744 million, or 71.8%, to RMB 32,881 million in 2009 from RMB 19,137 million in 2008. This increase was primarily due to an increase in investment yield resulting from favorable capital market conditions.

	As of December 31,
	2008	2009
Major Assets	RMB	RMB
	(in millions)
Investment assets	937,403	1,172,145
Term deposits	228,272	344,983
Held-maturity investments	211,929	235,099
Available-for-sale securities	424,939	517,499
Securities at fair value through income	14,099	9,133
Cash and cash equivalents	34,085	36,197
Loans	17,926	23,081
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
Held-to-Maturity Investments
Held-to-maturity investments increased by RMB 23,170 million, or 10.9%, to RMB 235,099 million in 2009 from RMB 211,929 million in 2008. This was primarily due to an increase in our total investment assets.
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

	As of December 31,
	2008	2009
Major Liabilities	RMB	RMB
	(in millions)
Liabilities	812,622	1,013,000
Liabilities of insurance contracts	662,865	818,164
Financial liabilities	76,453	100,879
Policyholder dividends payable	43,178	54,587
Annuity and other insurance balance payable	4,980	5,721
Deferred tax liabilities	10,344	16,361
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
Equity Attributable to Equity Holders of the Company
As of December 31, 2009, equity attributable to equity holders of the Company was RMB 211,072 million and increased by RMB 37,125 million, or 21.3%, from RMB 173,947 million as of December 31, 2008. This increase was primarily due to an increase in business volume and investment yields.
B. LIQUIDITY AND CAPITAL RESOURCES
Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As of December 31, 2010, the amount of cash and cash equivalents was RMB 47,854 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2010, the amount of term deposits was RMB 441,585 million. As of December 31, 2010, investments in debt securities had a fair value of RMB 606,269 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2010, investments in equity securities had a fair value of RMB 195,918 million and investments in debt securities had a fair value of RMB 606,269 million. However, the PRC securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are relatively lower than those in more developed financial markets. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.
Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividends and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, policy withdrawals and policy loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows
We conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.
The following sets forth information regarding consolidated cash flows for the periods indicated.
Net cash inflow from operating activities was RMB 178,600 million in 2010, an increase of RMB 28,900 million from RMB 149,700 million in 2009. This increase was primarily due to an increase in written premiums and a decrease in claims payments.
Net cash outflow from investing activities was RMB 135,937 million in 2010, a decrease of RMB 27,814 million from RMB 163,751 million in 2009. This decrease was primarily due to the demand of investment management.
Net cash outflow used in financing activities was RMB 30,681 million in 2010, a change of RMB 46,848 million from net cash inflow of RMB 16,167 million in 2009. This change was primarily due to an increase in distributions of cash dividends in 2010 and the demand of liquidity management.
Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in stocks listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used approximately HK$5.8 billion for investments in Sino-Ocean Land Holdings Limited during its target offering in 2009.
Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2010, the cash proceeds from our A share offering were used to increase our share capital.
Ratio of Assets and Liabilities
Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2008, December 31, 2009 and December 31, 2010 are as follows:

	As at December 31, 2008	As at December 31, 2009	As at December 31, 2010

Ratio of assets and liabilities	82.29%	82.65%	85.08%

Insurance Solvency Requirements
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2008, 2009 and 2010:

	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010
	(RMB in millions,
	except percentage data)
Actual capital	124,561	147,119	123,769
Minimum capital	40,154	48,459	58,385
Solvency ratio	310.21%	303.59%	211.99%
The decrease in our solvency ratio was primarily due to an increase in the minimum capital requirement resulting from our business development, payment of dividends in 2010 and the volatility of the capital markets in 2010.
Contractual Obligations and Commitments
The following table sets out our contractual obligations and commitments as of December 31, 2010.

			Later
			than 3
	Not	Later than	years but
	later	1 year but	not later	Later
	than	not later	than 5	than
As of December 31, 2010	1 year	than 3 years	years	5 years	Total
		(RMB in millions)
Securities sold under agreements to repurchase	23,065	—	—	—	23,065
Annuity and other insurance balances payable	8,275	—	—	—	8,275
Insurance contracts	(12,805)	59,027	98,822	1,679,736	1,824,780
Investment contracts	15,566	18,495	14,320	47,219	95,600
Off balance sheet operating leases	338	365	88	42	833
Capital commitments	4,847	235	—	—	5,082
Total	39,286	78,122	113,230	1,726,997	1,957,635
Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.
The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2010, relating to premiums received through December 31, 2010. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2010 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2010. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.
Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2010.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.
D. TREND INFORMATION
Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.
We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in an increase of RMB 6.4 billion in profit before income tax in 2010, an increase of RMB 8.1 billion in profit before income tax in 2009 and an increase of RMB 3.7 billion in profit before income tax in 2008. The sensitivity analysis of these assumptions is as follows:
• holding all other variables constant, if mortality rates and morbidity rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 9,993 million or RMB 10,435 million lower or higher.
• holding all other variables constant, if lapse rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,862 million or RMB 6,221 million lower or higher.
• holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 26,858 million or RMB 31,084 million higher or lower.
See also Note 4.1.3 and Note 13(c) to our consolidated financial statements included elsewhere in this annual report.
E. OFF-BALANCE SHEET ARRANGEMENTS
As of December 31, 2010, we had not entered into any off-balance sheet arrangements.
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

Name	Age	Position
Yang Chao	61	Chairman of the board of directors and executive director
Wan Feng	52	President and executive director
Lin Dairen	52	Vice President and executive director
Liu Yingqi	53	Vice President, executive director and secretary of the board of directors
Miao Jianmin	46	Non-executive director
Shi Guoqing	59	Non-executive director
Zhuang Zuojin	59	Non-executive director
Ma Yongwei	69	Independent director
Sun Changji	69	Independent director
Bruce Douglas Moore	62	Independent director
Anthony Francis Neoh	65	Independent director
Liu Jiade	48	Vice president
Zhou Ying	57	Vice president
Su Hengxuan	48	Vice president
Miao Ping	53	Vice president
Shao Hwei-Chung	57	Chief actuary
Xu Hengping	52	Chief operating officer
Directors
Yang Chao has been our chairman since July 2005, the president of CLIC since May 2005 and the chairman of CLPCIC since December 2006. Between May 2005 and January 2006, he was our president. Between 2000 and 2005, Mr. Yang was the chairman and general manager of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and business administration, and obtained a Master’s degree in business administration. Mr. Yang, a senior economist, has more than 30 years of experience in the insurance and banking industries, and was awarded a special allowance by the State Council. He is currently the vice president of National Association of Financial Market Institutional Investors, the chairman of the Chairmanship of China Federation of Industrial Economics, a member of Shanghai International Financial Center Construction Advisory Committee, a member of Association for Relations Across the Taiwan Straits and the vice president of China Silver Industry Association.
Wan Feng has been our president since September 2007. He is also a vice president of CLIC, a director of AMC, a director of CLPCIC, a director of China Life Pension and a director of GDB. He has been an executive director of our company since June 2006. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by board resolution since January 31, 2007. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a doctorate in finance from Nankai University in Tianjin. Mr. Wan, a senior economist, has 29 years of experience in the life insurance industry and has previously worked at our Jilin branch, Shenzhen branch, Hong Kong branch and Hong Kong Taiping Life Insurance Company. He was awarded a special allowance by the State Council. He is currently the director of China Life Charity Foundation, the deputy director of China Association of Actuaries, a deputy director of Insurance Association of China, an executive director of Insurance Institute of China and a director of China Insurance Guarantee Fund Committee.

Lin Dairen has been an executive director of our company since October 27, 2008. Mr. Lin has served as a vice president of our company since 2003, and as the executive director and president of China Life Pension from November 2006. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, has 29 years of experience in the life insurance industry and has accumulated extensive experience in operations and management. He is currently the executive director of the Insurance Institute of China, the executive director of the Labor Institute of China and the executive director of Peking University China Center for Insurance and Social Security Research.
Liu Yingqi has been an executive director of our company since October 27, 2008. Ms. Liu has served as a vice president of our company since January 2006, and as the Secretary of our board of directors since May 30, 2008. Ms. Liu has been a director of China Life Pension since November 2006. Between August 2003 and January 2006, Ms. Liu was the chairperson of our board of supervisors. Ms. Liu graduated with a BA in economics from Anhui University in 1982. Ms. Liu, a senior economist, has extensive experience in operation and management and over 24 years of experience in the operation and management of life insurance businesses and insurance administration. She is currently a director of the Insurance Institute of China.
Miao Jianmin has been a non-executive director of our company since October 27, 2008. Mr. Miao has been a vice president of CLIC since December 2005. Currently he also serves as the chairman of both AMC and China Life Franklin Asset Management Company Limited, the Chinese alternate representative of ABAC (APEC Business Advisory Council), the director of the Insurance Association of China, the director of China Finance 40 Forum and a member of the expert panel for the planning of the PBOC’s “12th Five-year Program for Development and Reform of the Financial Industry”. He was awarded a special allowance by the State Council. He is one of the state-level candidates for the New Century Talents Projects of 2009 and one of the “60 people in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the post-graduate division of the PBOC with a major in money and banking. He studied in the insurance faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a senior economist.
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
Zhuang Zuojin has been a non-executive director of our company since June 2006, and has served as a vice president of CLIC from August 2003 and a director of AMC from June 2004. She has acted as a director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majored in economics and management and studied probability and statistics (major in insurance actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a senior accountant, has worked in the insurance industry for over 30 years, and has accumulated extensive experience in the operation and management of insurance businesses. She is currently the vice president of Financial Accounting Society of China.

Ma Yongwei has been an independent director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company, from 1994 to 1996 as the chairman and president of former People’s Insurance Company of China and from 1984 to 1994 served as the governor of Agricultural Bank of China. Mr. Ma graduated from finance department of Liaoning Finance and Economic University in 1966. Mr. Ma, a researcher, has over 38 years of experience in the banking industry and the insurance industry.
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
Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. In 2002, he was responsible for Asian actuarial services (excluding Japan actuarial services) in Beijing. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, with a major in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 35 years of experience serving the insurance industry as an executive or a consultant.
Anthony Francis Neoh has been an independent director of our company since June 2010. Mr. Neoh currently serves as a member of the International Consultation Committee of the CSRC. Prior to that, he served as a chief advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China and Chairman of the Hong Kong Securities and Futures Commission. From 1996 to 1998, he was the chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now known as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected as Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited and manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, he has been serving as an independent non-executive director of Bank of China Limited, and since November 2004, he has been serving as an independent non-executive director of China Shenhua Energy Co Limited.

Supervisors
The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	55	Chairperson of board of supervisors
Shi Xiangming	52	Supervisor
Yang Hong	44	Employee representative supervisor
Wang Xu	44	Employee representative supervisor
Tian Hui	59	Supervisor
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
Shi Xiangming has been a supervisor of our company since May 2009 and the general manager of the supervisory department of our company since September 2008. Mr. Shi served as the deputy general manager of the human resources department and the office director of our company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the deputy general manager of our supervisory department of China Life Insurance Company. Mr. Shi graduated from the chemistry school of the first branch college of Beijing University, and received a bachelor’s degree in science.
Yang Hong has been a supervisor of our company since October 2006 and is currently the deputy general manager (in charge) of our research and development center. From July 2003 to January 2011, Ms. Yang served as assistant general manager, deputy general manager of our business management department and general manager of our customer service department. Ms. Yang graduated in the computer department of Jilin University with a bachelor’s degree.
Wang Xu has been a supervisor of our company since May 2009 and the office director of our company since April 2009. He served as the deputy office director in charge, deputy general manager of the group life insurance sales department, and deputy chief, chief and deputy general manager of the health insurance department of our company from January 1999 to April 2009. He also served as a doctor-in-charge of the orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a bachelor’s degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.

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
Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as assistant to president of our Company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006 and a director of Insurance Professional College since December 2006. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majored in insurance. Mr. Su, a senior economist, has over 28 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the Insurance Marketing Association of the Insurance Association of China.
Miao Ping has been a vice president of our company since December 2009. He served as the general manager of our Jiangsu branch from September 2006. Mr. Miao served as the general manager of our Jiangxi branch from September 2004 and as a deputy general manager of our Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majored in economics and management. Mr. Miao, a senior economist, has 30 years of experience in the operation of life insurance business and the management of insurance business.
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

Xu Hengping has been the chief operating officer of our company since August 2010. Mr. Xu served as the general manager of our Fujian branch since April 2007. Mr. Su served as the deputy general manager of our Fujian branch since December 2002 and assistant to the general manager of our Fujian branch since September 1998. Mr. Xu graduated in 2004 with a major in finance from Hunan University Network College. Mr. Xu has over 30 years experience in Chinese life insurance management industry. He is a senior economist.
B. COMPENSATION
Compensation of Directors, Supervisors and Officers
Our directors, supervisors and executive officers receive compensation in the form of salaries, bonuses and other benefits-in-kind, including our contribution to the pension plan on behalf of our directors, supervisors and executive officers. As required by PRC regulations, we participate in various defined contribution retirement plans organized by provincial and municipal governments for our employees, including employees who are directors, supervisors and executive officers.
The following table sets forth the amounts of compensations paid to each of our directors and supervisors for the fiscal year ended December 31, 2010. The total compensation package for our chairman of the board of directors, chairman of the board of supervisors and executive directors for the year ended December 31, 2010 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2010. We will make further disclosure of the amount of the final compensation when it is determined.

				Compensation
				for loss of
		Inducement	Other(1)	office as
Name	Salaries/Fees	Fees	Benefits	director	Total
In RMB
Yang Chao	774,600	—	385,900	—	1,160,500
Wan Feng	734,400	—	361,200	—	1,095,600
Lin Dairen	693,600	—	341,500	—	1,035,100
Liu Yingqi	693,600	—	359,900	—	1,053,500
Miao Jianmin	—	—	—	—	—
Shi Guoqing	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—
Sun Shuyi(2)	—	—	—	—	—
Ma Yongwei	—	—	—	—	—
Sun Changji	—	—	—	—	—
Bruce Douglas Moore	320,000	—	—	—	320,000
Anthony Francais Neoh	175,000	—	—	—	175,000
Xia Zhihua	693,600	—	341,800	—	1,035,400
Shi Xiangming	587,800	—	291,900	—	879,700
Yang Hong	562,200	—	289,800	—	852,000
Wang Xu	562,200	—	272,500	—	834,700
Tian Hui	150,000	—	—	—	150,000

Total	5,947,000	—	2,644,500	—	8,591,500

(1)	Include benefits-in-kind, social insurance and housing fund to be paid by the employer.

(2)	Resigned as the independent director on June 30, 2010.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to our president who are not our directors and our chief operating officer, chief actuary and chairman of the communist party disciplinary commission, for the year ended December 31, 2010. The total compensation package for our executive officers for the year ended December 31, 2010 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2010. We will make further disclosure of the amount of the final compensation when it is determined.
The HKSE Listing Rules do not require the disclosure of compensation of senior management on an individual basis. The following information was disclosed by us in our A share annual report for the fiscal year ended December 31, 2010.

Name	Total
In RMB

Liu Jiade	1,054,400
Zhou Ying	1,035,100
Su Hengxuan	1,047,800
Miao Ping	1,021,000
Hwei-Chung Shao	3,381,800
Xu Hengping	421,700

Total	7,961,800
The aggregate amount of compensation we paid to our five highest paid individual employees, including three directors and two senior management members during the year ended December 31, 2010, was approximately RMB 7,745,800 (US$1,173,606). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2010 was approximately RMB 3,381,800 (US$512,394).
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
In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2010.
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
Board Committees
We have established standing audit, nomination and remuneration, risk management and strategy and investment decision committees.
The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend the engagement or replacement of external auditors. Our audit committee is currently comprised of Bruce Douglas Moore, Sun Changji and Ma Yongwei. Mr. Bruce Douglas Moore serves as the chairman.
The primary duties of the nomination and remuneration committee are to review and recommend the nomination of our directors and senior officers, as well as to formulate the training and remuneration policy for our senior management. Our nomination and remuneration committee is currently comprised of Sun Changji, Bruce Douglas Moore and Miao Jianmin. Mr. Sun Changji serves as the chairman.
The primary duties of the risk management committee are to assist the management in managing our internal and external risks. Our risk management committee is currently comprised of Anthony Francis Neoh, Zhuang Zuojin and Liu Yingqi. Mr. Anthony Francis Neoh serves as the chairman.
The primary duties of the strategy and investment decision committee are to formulate our overall development plans and investment decision-making procedures. Our strategy and investment decision committee is currently comprised of Ma Yongwei, Wan Feng, Shi Guoqing, Lin Dairen and Anthony Francis Neoh. Mr. Ma Yongwei serves as the chairman.

D. EMPLOYEES
As of December 31, 2008, 2009 and 2010, we had approximately 102,000, 104,500 and 103,220 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2010.

	As of December 31
	2008		2009		2010
	Number	%	Number	%	Number	%
	of	of	of	of	of	of
	employees	total	employees	total	employees	total
Management and administrative staff	20,250	19.81%	21,450	20.52%	19,793	19.18%
Financial and auditing staff	7,663	7.50%	7,967	7.62%	7,432	7.20%
Sales and marketing staff(1)	25,473	24.92%	26,320	25.18%	26,298	25.48%
Underwriters, claim specialists and customer service staff	38,797	37.96%	39,329	37.54%	37,670	36.49%
Other professional and technical staff(2)	3,680	3.60%	3,800	3.64%	3,837	3.72%
Other	6,378	6.24%	5,759	5.51%	8,190	7.93%

Total	102,241	100%	104,535	100%	103,220	100%

(1)	Includes direct sales representatives.

(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
As of December 31, 2008, 2009 and 2010, we had approximately 716,000, 777,000 and 706,000 exclusive agents, respectively. The decrease in the number of our exclusive agents from 2009 to 2010 was primarily due to the strengthened performance review conducted by us in 2010, as a result of which a number of exclusive agents with lower productivity level left.
None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.
E. SHARE OWNERSHIP
As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. MAJOR SHAREHOLDERS
The table sets forth information regarding the ownership of our share capital as of April 10, 2011 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

			Percentage of	Percentage of Total
Title of Class	Identity of Person or Group	Amount Owned	Class	Share Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%	68.37%

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
Based on the information provided by Deutsche Bank Trust Company Americas, the depositary bank, as of December 31, 2010 and April 10, 2011, there were, respectively, 19,346,962 ADRs representing 290,204,430 H shares, with 27 registered holders, and 19,258,271 ADRs representing 288,874,065 H shares, with 28 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.
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
B. RELATED PARTY TRANSACTIONS
As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 6% equity interest in China Life Pension and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension and IHC are therefore considered as our connected persons under the HKSE Listing Rules. On February 22, 2010, we entered into a new property leasing agreement with IHC. On December 30, 2010, we entered into a new asset management agreement with AMC. We also continued to carry out certain other continuing related party transactions with CLIC, AMC and IHC in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions with CLIC, AMC and IHC are set forth below.
As at the date of this annual report, we own a 20% equity interest in Guangdong Development Bank, or GDB. We entered into three negotiated deposit agreements with GDB in July 2010, December 2010 and February 2011, respectively. In December 2010, we made capital injection of RMB 2,999 million to GDB. We also continued to carry out continuing related party transactions with GDB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of the transactions with GDB are set forth below.
Continuing Related Party Transactions with CLIC
During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 28 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

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
Continuing Related Party Transactions with AMC
During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2010. On December 30, 2010, we entered into a new asset management agreement with AMC on substantially the same terms for a one-year term expiring on December 31, 2011. Subject to the HKSE Listing Rules, the agreement will be automatically renewed for a successive one-year term, unless either party give the other party no less than 90 days prior written notice to terminate the agreement at the expiration of the then current term. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 28 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the year ending December 31, 2011 is RMB 900 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.
During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC which will be effective until December 31, 2011. A detailed discussion of this agreement is set forth in Note 28 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The annual cap in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for the year ending December 31, 2011 is RMB 300 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.
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

A detailed discussion of the terms of this agreement is set forth in Note 28 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.
On February 22, 2010, we entered into a new property leasing agreement with IHC under substantially the same terms as the previous property leasing agreement which expired on December 31, 2009. Under the new property leasing agreement, which will expire on December 31, 2012, IHC agreed to lease to us 2,182 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.
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
Continuing Related Party Transactions with GDB
During the reporting period, we engaged in continuing related party transactions with GDB. These transactions are governed by several agreements between GDB and us, including a strategic cooperation agreement, negotiated deposit agreements and individual bancassurance product cooperation agreements. A detailed discussion of these agreements is set forth in Note 28 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.
Negotiated Deposit Agreements with GDB
We entered into three negotiated deposit agreements with GDB in July 2010, December 2010 and February 2011, respectively. Under the agreement entered into in July 2010, we agreed to deposit in GDB a total of RMB 3 billion (US$455 million) for a term of 61 months. The annual interest rate applicable to our deposits will be a floating interest rate linked to the interest rate on one-year term deposits announced by the PBOC. Under the agreement entered into in December 2010, we agreed to deposit in GDB a total of RMB 1.5 billion (US$227 million) for a term of 61 months. The annual interest rate applicable to our deposits will be calculated according to a fixed interest rate. Under the agreement entered into in February 2011, we agreed to deposit in GDB a total of RMB 2.5 billion (US$379 million) for a term of 64 months. The annual interest rate applicable to our deposits will be fixed at 5.5% per annum.

Capital Injection to GDB
On March 20, 2010, our board of directors approved the capital injection of RMB 2,999 million into GDB. In July 2010, the capital injection was approved by the CIRC and China Banking Regulatory Commission, respectively. This transaction was completed in December 2010. After the capital injection, the registered capital of GDB was increased from RMB 11,979 million to RMB 15,402 million. We hold 3,080,479,452 shares in GDB, which accounted for 20% of GDB’s outstanding shares. Our proportionate shareholding in GDB remained unchanged.
Compliance with HKSE Listing Rules
The policy management agreement between CLIC and us, the asset management agreement between AMC and us and the asset management agreement between CLIC and AMC are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 30, 2008, December 30, 2010 and December 22, 2009, respectively.
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
Figures for the year ended December 31, 2010
The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements and the property leasing agreement for the year ended December 31, 2010 is set out below:

The aggregate value for
the year ended
Transactions	December 31, 2010
(RMB in millions)
1. Policy management agreement	1,154

2. Asset management agreement
(a) between CLIC and AMC	123
(b) between AMC and us	659

3. Property leasing agreement	67

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
Policy on Dividend Distributions
Our board of directors has passed a resolution on March 22, 2011 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.40 per share, totaling approximately RMB 11,306 million (US$1,713 million), for the year ended December 31, 2010. The proposed dividends have not been provided for in our consolidated financial statements for the year ended December 31, 2010.
The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend for the years following 2010 will depend on:
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
We paid dividends of RMB 0.05 per share in respect of 2005, RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008 and RMB 0.70 per share in respect 2009. Our board of directors has recommended the declaration of final dividends of RMB 0.40 per share in respect of 2010. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.
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
“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and
•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
Preparation and Review
The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. Towers Watson, an international firm of consultants, performed a review of our embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s Review Opinion Report on Embedded Value” section.

Assumptions
Economic assumptions:
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2010 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2010 to 2016, and 13 % in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.
Summary of Results
The embedded value as at December 31, 2010 and the value of one year’s sales for the 12 months to December 31, 2010, and their corresponding results in 2009 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales

	RMB million
ITEM	2010	2009

A Adjusted Net Worth	144,655	159,948
B Value of In-Force Business before Cost of Solvency Margin	183,008	149,387
C Cost of Solvency Margin	(29,564)	(24,106)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	153,444	125,282
E Embedded Value (A + D)	298,099	285,229
F Value of One Year’s Sales before Cost of Solvency Margin	23,726	21,352
G Cost of Solvency Margin	(3,887)	(3,638)
H Value of One Year’s Sales after Cost of Solvency Margin (F+G)	19,839	17,713

Notes: 1)	Numbers may not be additive due to rounding.

2)	Taxable income is based on distributable earnings calculated using solvency reserves.

Movement Analysis
The following analysis tracks the movement of the embedded value from the start to the end of 2010.
Table 2
Analysis of Embedded Value Movement

ITEM		RMB million

A	Embedded Value at Start of Year	285,229
B	Expected Return on Embedded Value	23,922
C	Value of New Business in the Period	19,839
D	Operating Experience Variance	(3)
E	Investment Experience Variance	(9,297)
F	Methodology, Model and Assumption Changes	413
G	Market Value Adjustment	(1,937)
H	Exchange Gains or Losses	(391)
I	Shareholder Dividend Distribution	(19,785)
J	Other	109
K	Embedded Value as at 31 Dec 2010 (sum A through J)	298,099

Notes: 1) Numbers may not be additive due to rounding.

2) Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2010 plus the expected return on investments supporting the 2010 opening net worth.

C	Value of new business sales in 2010.

D	Reflects the difference between actual experience in 2010 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2010.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of 2010 to the end of 2010, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2010.

J	Other miscellaneous items.

Sensitivity Testing
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 3

	RMB million
	VALUE OF	VALUE OF
	IN-FORCE	ONE YEAR’S
	BUSINESS	SALES
	AFTER COST	AFTER
	OF	COST OF
	SOLVENCY	SOLVENCY
Sensitivity Results	MARGIN	MARGIN

Base case scenario	153,444	19,839
1. Risk discount rate of 11.5%	145,375	18,794
2. Risk discount rate of 10.5%	162,126	20,959
3. 10% increase in investment return	182,023	22,667
4. 10% decrease in investment return	125,022	17,040
5. 10% increase in expenses	151,002	18,014
6. 10% decrease in expenses	155,882	21,664
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	151,791	19,757
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	155,118	19,920
9. 10% increase in lapse rates	152,080	19,756
10. 10% decrease in lapse rates	154,857	19,916
11. 10% increase in morbidity rates	151,609	19,756
12. 10% decrease in morbidity rates	155,294	19,922
13. 10% increase in claim ratio of short term business	153,162	19,249
14. 10% decrease in claim ratio of short term business	153,725	20,429
15. Solvency margin at 150% of statutory minimum	139,372	17,865
16. Using 2009 EV assumptions	153,452	19,809
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	148,722	19,990

	Adjusted Net Worth
Base Case Scenario	144,655
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	137,155

Note:	Taxable income is based on distributable earnings calculated using solvency reserves for Scenarios 1 to 16.
Towers Wastson’s Review Opinion Report on Embedded Value
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2010 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
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
Scope of work
Our scope of work covered:
•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2010, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;
•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2010;
•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion
Based on the scope of work above, we have concluded that:
•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;
•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;
•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;
•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and
•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

15th March 2011

ITEM 9.	THE OFFER AND LISTING.
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
The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share		Price per ADS(2)		Price per A share
	(HK$)		(US$)		(RMB)
	High	Low	High	Low	High		Low
Annual
2006	27.2000	7.0500	52.18	13.76	—		—
2007	52.0000	19.2600	106.56	36.70	75.0800	(3)	32.0400	(3)
2008	39.8500	16.7000	76.75	33.57	58.9700		18.1500
2009	41.0000	19.9000	79.86	38.34	33.1800		18.6700
2010	39.3000	29.7000	76.14	57.36	31.4200		20.9000
Quarterly
First Quarter, 2009	26.4500	19.9000	51.56	38.34	24.0300		18.6700
Second Quarter, 2009	30.5000	25.4500	59.39	50.10	27.7500		22.6200
Third Quarter, 2009	36.1500	28.6000	70.09	54.83	34.0100		25.1000
Fourth Quarter, 2009	41.0000	32.8000	79.86	63.16	33.1800		28.3800
First Quarter, 2010	39.3000	32.6000	76.14	62.50	31.4200		26.6900
Second Quarter, 2010	38.2000	32.5500	74.79	62.68	28.4700		22.7300
Third Quarter, 2010	35.2000	29.7000	68.45	57.36	25.3300		20.9000
Fourth Quarter, 2010	36.6000	31.1000	70.50	59.78	27.8800		21.0400
First Quarter, 2011	32.6000	28.0000	62.93	53.66	22.3200		20.7900
Monthly
October 2010	36.3500	31.1000	70.35	59.78	27.8800		22.4400
November 2010	36.6000	33.3000	70.50	63.83	26.8400		22.2900
December 2010	33.7500	31.1500	65.62	60.73	23.5400		21.0400
January 2011	32.6000	30.3000	62.93	58.29	21.9200		20.7900
February 2011	30.4000	28.6500	58.72	55.81	22.2100		21.0200
March 2011	30.6500	28.0000	58.85	53.66	22.3200		20.8800
April 2011 (through April 15, 2010)	30.4500	29.4500	58.43	56.84	22.1800		21.3300

(1)	Source: Yahoo! Finance (http://finance.yahoo.com)

(2)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.

(3)	From the date of listing: January 9, 2007.

ITEM 10.	ADDITIONAL INFORMATION.
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
Objects and Purposes
We are organized under the PRC company law as a joint stock company. We are registered with the SAIC in Beijing, China and our business license carries the registration number 100000000037965.
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
Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation, any equity-based incentive plan and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that holders of H shares are unable to vote online and the prior approval of the CIRC is required in respect of any acquisition which results in the acquirer holding more than 5% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.
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
An amendment of shareholders’ rights of any class of shares must be approved by more than two-thirds of the voting rights held by holders of shares in the affected class who are present in person or by proxy.
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
Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, no less than 21 days before the date of the shareholders’ annual general meeting and no more than four months after the end of the relevant financial year our annual report (including our annual accounts, together with a copy of the auditors’ report thereon). Further, a preliminary results announcement in respect of the relevant financial year is required to be published on the HKSE’s website no later than the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day after approval by or on behalf of our board of directors. For annual accounting periods ending on or after December 31, 2010, we must publish such results no later than three months after the end of relevant fiscal year. These and any interim financial statements must be prepared in accordance with HKFRS, IFRS or PRC GAAP in the case of a PRC issuer that has adopted PRC GAAP for the preparation of its annual financial statements. The financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.

The Hong Kong Stock Exchange Listing Rules also require us to send to holders of H shares an interim report no later than three months after the end of the first six months of each fiscal year. Further, a preliminary results announcement in respect of the relevant six-month period is required to be published on the HKSE’s website no later than the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day after approval by or on behalf of our board of directors. For half-year accounting periods ending on or after June 30, 2010, we must publish such results no later than two months after the end of the six-month period.
According to the HKSE Listing Rules, we are required to keep the Hong Kong Stock Exchange, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments that is not public information, which:
•	is necessary to enable them and the public to appraise the position of us and our subsidiaries; or
•	is necessary to avoid the establishment of a false market in our securities; or
•	might reasonably be expected to affect materially market activity in, and the price of, our securities.
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

Increases in Share Capital
Under our articles of association, issuance of new securities, including ordinary shares, securities convertible into ordinary shares, options, warrants or similar rights to subscribe for any ordinary shares or convertible securities, must be approved by at least two-thirds of the shareholders who attend the shareholders meeting in person or by proxy. In addition, the issuance of A shares or H shares must be approved by two-thirds of the class of domestic shares or H shares, as the case may be, unless the number of shares to be issued shall not exceed 20% of the number of shares of the same class then outstanding in any 12-month period.
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
Decreases in Share Capital and Repurchases
We may reduce our registered share capital only upon obtaining the approval of at least two-thirds of the shareholders who attend the shareholders meeting in person or by proxy and, in certain circumstances, of relevant Chinese authorities. The number of H shares that may be repurchased is subject to the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.
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
The shareholders’ meeting of a joint stock company is the highest authority of the company and exercises the powers of the company with respect to significant matters, subject to applicable law and the articles of association of the company. The business of a joint stock company is under the overall management of a board of directors, subject to the PRC company law, other applicable laws and regulations (which in our case include the PRC insurance law and regulations), the company’s articles of association and duly adopted resolutions of its shareholders. The day-to-day operations of a joint stock company are under the direction of its general manager or president, subject to applicable laws and regulations, the company’s articles of association and duly adopted resolutions of the directors and shareholders. In addition, the PRC company law provides for the establishment of a board of supervisors for each joint stock company. The supervisors perform and exercise the functions and powers described below, including examination of the joint stock company’s affairs and monitoring the actions of the directors and officers of the company. The directors, supervisors and officers are not required to hold any qualifying shares in the joint stock company.
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

Under Delaware law, the business and affairs of a Delaware corporation are, in general, managed by or under the direction of its board of directors. Only certain fundamental matters regarding the corporation are reserved by statute to be exercised by the shareholders. These matters include, in general, election or removal of directors, retention or dismissal of the corporation’s independent auditors, mergers or other business combinations involving the corporation, amendment of the corporation’s certificate of incorporation and liquidation or dissolution of the corporation.
Shareholders’ approval by written consent
PRC law does not provide shareholders of overseas listed joint stock companies with rights to approve corporate matters by written consent. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which is required or permitted to be taken at any shareholders’ meeting may be taken without a meeting, subject to various conditions.
Amendments of articles of association
Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting. Under the Mandatory Provisions, proposed amendment to the articles is required to be approved by the board of directors, as well as the shareholders. Amendments with respect to the Mandatory Provisions only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission.
Under Delaware law, board as well as shareholder approvals are required for any amendment to the certificate of incorporation, but no governmental approval is generally required.
Powers and responsibilities of directors
Under PRC law, the board of directors is responsible for specified actions, including the following functions and powers of a joint stock company:
•	convening shareholders’ meetings and reporting its work to shareholders at these meetings;
•	implementing shareholders’ resolutions;
•	determining the company’s business plans and investment proposals;
•	formulating the company’s annual financial budgets and final accounts;
•	formulating the company’s profit distribution plans and loss recovery plans;
•	formulating proposals for the increase or decrease in the company’s registered capital and the issue of debentures;
•	formulating major acquisition and disposal plans and plans for the merger, division or dissolution of the company;

•	to the extent authorized by the shareholders’ meeting, deciding on such matters as external investments, purchase or sale of assets, assets pledge and connected transactions of the company;
•	deciding on the company’s internal management structure and formulating its basic management system; and
•	appointing or removing the company’s principal executive officers; appointing and removing other senior officers based on the recommendation of the principal executive officer and deciding on the remuneration of the senior officers.
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
•	examining the company’s financial affairs;
•	monitoring compliance with laws, regulations, the articles of association of the company and the shareholders resolutions by the directors and officers of the company; and suggesting removing the directors and officers who violate these laws and regulations;
•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;
•	examining the financial information, including financial statements, operation reports and plans for profit distribution, to be submitted by the board of directors to the shareholders’ meetings; and authorizing, in the company’s name, public certified accountants or licensed auditors to assist in the re-examination of such information, should any doubt arise in respect thereof;
•	proposing the holding of extraordinary shareholders’ meetings;
•	proposing new items to be inserted in the agenda of the shareholders’ meeting.
•	bringing lawsuits against directors or members of senior management, if they violate laws, regulations or articles of association of the company; and
•	exercising and performing other powers and functions provided for in the company’s articles of association.

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
Limitations on transactions with interested directors, supervisors and officers
Under PRC law, directors and officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. A company may not provide any guarantees to shareholders or any de facto control person of the company unless such guarantees are approved by a majority of shareholders present at the shareholders’ meeting, excluding the shareholder who will be provided such guarantees. Under the Mandatory Provisions, a director, supervisor or officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A director is not entitled to vote or be counted for quorum purposes in any board decision on any such transaction. A company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or officer. A company may not loan or provide any guarantees to directors, supervisors or officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.
Under Delaware law, an interested transaction is not voidable if (1) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which such a director derived an improper personal benefit.

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
Amalgamations and business combinations; appraisal rights
Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding one-third of the total fixed assets of the company requires the approval of at least one third of shareholders at the meeting where a quorum presents.
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
Under Delaware law, a corporation may indemnify a current director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful. Persons serving at the request of the corporation as directors, officers, employees or agents of another entity such as a subsidiary or an employee stock trust may receive advancement of expenses from the corporation.
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

Taxation of Dividends
Individual investors. According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced pursuant to an applicable tax treaty. However, the Chinese State Administration of Taxation, or the SAT, issued, on July 26, 1994, a Letter of the Chinese State Administration of Taxation Concerning the Taxation of Dividends Received by Foreign Individuals Holding Shares of Chinese Listed Companies, or the Tax Letter, which states that dividends paid by a Chinese company to individuals with respect to shares listed on an overseas stock exchange, or Overseas Shares, such as H shares, are temporarily not subject to Chinese withholding tax. In the event that this Tax Letter is withdrawn, a 20% tax may be withheld on dividends in accordance with the PRC Individual Income Tax Law, as amended. The withholding tax may be reduced pursuant to an applicable tax treaty. To date, the relevant tax authorities have not collected withholding tax from dividend payments on the shares exempted under the Tax Letter.
Enterprises. According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, and the Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H shares of the Enterprises, issued by the SAT on November 6, 2008, resident enterprises in China are required to, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding Overseas Shares including H shares and ADSs of the enterprises, withhold enterprise income tax for such dividends at a tax rate of 10%. Non-resident enterprises holding H shares of any resident enterprise can, after receiving dividends due to them, apply for preferential tax treatment with competent tax authorities in accordance with tax treaties.
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

Taxation of Capital Gains
According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, capital gains realized by foreign enterprises which have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to enterprise income tax at the rate of 10% with respect to the gains realized within China, unless reduced pursuant to an applicable tax treaty.
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
According to the PRC Individual Income Tax Law, as amended, capital gains realized by individuals upon the transfer of shares, including Overseas Shares, are subject to capital gains tax levied at a flat rate of 20%; and relevant tax authorities are authorized to promulgate implementation rules in this regard. To date, the relevant tax authorities have not promulgated any implementation rules on the taxation of capital gains realized by individuals upon the transfer of shares, including Overseas Shares. On March 30, 1998, the MOF and the SAT issued a Notice Concerning the Continued Exemption of Individual Income Taxes Levied on Income from the Transfer of Shares, or the Tax Notice, which states that capital gains realized by individuals upon the transfer of shares are temporarily not subject to capital gains tax. In the event that this Tax Notice is withdrawn, a 20% tax may be levied on capital gains realized by foreign individuals in accordance with the PRC Individual Income Tax Law, as amended, unless reduced pursuant to an applicable tax treaty. To date, the relevant tax authorities have not collected capital gains tax on the income from the transfer of shares exempted under the Tax Notice.
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

Dividends received by individuals during taxable years beginning on or before December 31, 2012 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 15%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.
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
We believe that we were in 2010, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2010, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.
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
Interest Rate Risk
Our profitability is affected by changes in interest rates. Although the PBOC increased four times the benchmark deposit rate from the beginning of the year of 2010 to the date of this annual report, we are currently experiencing a comparatively low interest rate environment in general. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.
For the years ended December 31, 2010, 2009 and 2008, the investment yield was 5.11%, 5.78% and 3.48%, respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2010, 2009 and 2008.

	Expected Maturity Date
								Fair
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	20,987	5,590	7,163	20,803	24,384	508,579	587,505	585,507
Average interest rate	4.72%	4.76%	4.57%	4.75%	4.58%	4.37%	4.41%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Variable rate bonds
in RMB	1,708	765	2,101	3,044	255	3,288	11,160	11,235
Average interest rate	5.43%	5.20%	5.24%	5.67%	5.98%	4.68%	5.23%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Term deposits (excluding structured deposits)
in RMB	19,235	36,400	78,367	58,850	164,300	81,400	438,552	438,552
Average interest rate	4.36%	4.20%	4.35%	4.14%	4.38%	4.46%	4.34%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Structured deposits (1)

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Securities sold under agreements to repurchase	23,065	—	—	—	—	—	23,065	23,065
Average interest rate	6.02%	—	—	—	—	—	6.02%

Investment contracts	2,359	918	1,349	2,536	800	62,209	70,171	69,432
Average interest rate	1.80%	1.51%	1.29%	2.50%	2.49%	2.34%	2.29%

	Expected Maturity Date
								Fair
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	value
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

The following table sets forth our exposure to equity securities as of December 31, 2010, 2009 and 2008.

	As of December 31,
	2008		2009		2010
(RMB in millions)	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Equity securities	75,082	75,082	179,416	179,416	195,918	195,918
Securities at fair value through income (held for trading)	6,363	6,363	2,742	2,742	2,249	2,249
Available-for-sale	68,719	68,719	176,674	176,674	193,669	193,669
A hypothetical 10% decline in the December 31, 2008, 2009 and 2010 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 6,823 million, RMB 17,548 million and RMB 19,367 million, respectively.
A hypothetical 10% decline in the December 31, 2008, 2009 and 2010 value of the securities at fair value through income equity securities would result in a charge to the income statement of approximately RMB 636 million and RMB 271 million and RMB 225 million, respectively.
The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.
Foreign Exchange Risk
Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 392 million (US$59 million) foreign exchange losses for the year ended December 31, 2010, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.
The following tables set forth assets denominated in currencies other than RMB as of December 31, 2010, 2009 and 2008.

	Expected Maturity Date
								Fair
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	value
	(in millions)
Debt securities
in US$	—	—	300	—	—	—	300	300
Average interest rate	—	—	1.11%	—	—	—	1.11%

in HK$	—	—	—	—	8	23	31	31
Average interest rate	—	—	—	—	5.38%	5.94%	5.79%

Term deposits (excluding structured deposits)
in US$	33	—	—	—	—	—	33	33
Average interest rate	3.26%	—	—	—	—	—	3.26%

	Expected Maturity Date
								Fair
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	value
	(in millions)
Structured deposits(1)
in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Cash and Cash equivalents
in US$	1	—	—	—	—	—	1	1
Average interest rate	0.00%	—	—	—	—	—	0.00%

in HK$	230	—	—	—	—	—	230	230
Average interest rate	0.00%	—	—	—	—	—	0.00%

	Expected Maturity Date
								Fair
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

in HK$	—	—	—	—	—	8	8	8
Average interest rate	—	—	—	—	—	5.38%	5.38%

Term deposits (excluding structured deposits)
in US$	998	—	—	—	—	—	998	998
Average interest rate	3.18%	—	—	—	—	—	3.18%

Structured deposits(1)
in US$	—	—	40	—	—	—	40	40
Average interest rate	—	—	0.95%	—	—	—	0.95%

Cash and Cash equivalents
in US$	5	—	—	—	—	—	5	5
Average interest rate	1.95%	—	—	—	—	—	1.95%

in HK$	341	—	—	—	—	—	341	341
Average interest rate	0.00%	—	—	—	—	—	0.00%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

	Expected Maturity Date
								Fair
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

Term deposits (excluding structured deposits)
in US$	720	—	—	—	—	—	720	720
Average interest rate	6.00%	—	—	—	—	—	6.00%

Structured deposits(1)
in US$	—	—	—	40	—	385	425	425
Average interest rate	—	—	—	3.65%	—	8.09%	7.67%

Cash and Cash equivalents
in US$	1,205	—	—	—	—	—	1,205	1,205
Average interest rate	3.57%	—	—	—	—	—	3.57%

in HK$	579	—	—	—	—	—	579	579
Average interest rate	0.10%	—	—	—	—	—	0.10%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
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
Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 4, 2010 to April 10, 2011.

Category of Expenses	Amount Reimbursed from January 4, 2010 to April 10, 2011
NYSE listing fees	US$	38,000.00
Legal fees	US$	409,620.55
Investor relations(1)	US$	1,369,933.05
Broker reimbursements(2)	US$	71,440.20
Total	US$	1,888,993.80

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.

(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
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
Disclosure Controls and Procedures
As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2010, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2010.

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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2010.
The Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-2 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.
Changes in Internal Control over Financial Reporting
There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2010 and 2009.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2010	63.90	—	—	—
2009	69.50	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life.
According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
As of December 31, 2010, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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
Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. We are not required by PRC or Hong Kong laws or requirements on mandatory basis to hold, and did not hold, such sessions in the year of 2010.
Nominating/Corporate Governance Committee and Compensation Committee
Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review and recommendation of the nomination of our directors and senior officers, as well as the formulation of training and remuneration policy for our senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In the year of 2010, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.
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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In the year of 2010, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors.
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
In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, the provisions of the Code on Corporate Governance Practices in the HKSE Listing Rules, which sets out the principles of good corporate governance for issuers. However, we are required to disclose the reasons for deviation, if any, in our interim and annual reports.
We are required by the China Securities Regulatory Commission (“CSRC”) to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2010 filed with the CSRC that we had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between our actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.
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
PART III

ITEM 17.	FINANCIAL STATEMENTS.
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.
See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.
(a) See Item 18 for a list of the financial statements filed as part of this annual report.
(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(5)

4.6	Property Leasing Agreement(6)

4.7	Non-Competition Agreement(1)

4.8	Confirmation Letter to Renew Policy Management Agreement(5)

4.9	Agreement for Assignment of Rights and Obligations under Property Leasing Agreement(5)

4.10	Capital Injection Agreement among China Life Insurance Company Limited, China Life Insurance (Group) Company and China Life Asset Management Company Limited(5)

4.11	Entrustment and Account Management Agreement for Corporate Annuity Fund(6)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.

(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 28, 2009.

(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 29, 2010.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited
By:	/s/ Wan Feng
	Name:	Wan Feng
	Title:	President and Executive Director

Date: April 26, 2011

CHINA LIFE INSURANCE COMPANY LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Historical Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Equity Holders of
China Life Insurance Company Limited
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter — “the Group”) at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the 2010 Annual Report to equity holders. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers
Hong Kong, March 22, 2011

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment	6	18,946	17,467
Investments in associates	7	20,892	8,470
Held-to-maturity securities	8.1	246,227	235,099
Loans	8.2	36,543	23,081
Term deposits	8.3	441,585	344,983
Statutory deposits — restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	548,121	517,499
Securities at fair value through income	8.6	9,762	9,133
Accrued investment income	8.7	18,193	14,208
Premiums receivable	10	7,274	6,818
Reinsurance assets	11	830	832
Other assets	12	8,199	6,317
Cash and cash equivalents		47,854	36,197

Total assets		1,410,579	1,226,257

The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2010

		As at 31	As at 31
		December	December
		2010	2009
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,018,135	818,164
Investment contracts	14	70,171	67,326
Securities sold under agreements to repurchase	15	23,065	33,553
Policyholder dividends payable		52,828	54,587
Annuity and other insurance balances payable		8,275	5,721
Premiums received in advance		1,880	1,804
Other liabilities	16	13,746	11,978
Deferred tax liabilities	24	11,776	16,361
Current income tax liabilities		34	3,850
Statutory insurance fund	17	194	137

Total liabilities		1,200,104	1,013,481

Equity
Share capital	30	28,265	28,265
Reserves	31	100,512	102,787
Retained earnings		79,933	80,020

Attributable to equity holders of the Company		208,710	211,072

Non-controlling interests		1,765	1,704

Total equity		210,475	212,776

Total liabilities and equity		1,410,579	1,226,257

Approved and authorized for issue by the Board of Directors on 22 March 2011
The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2010

		2010		2009		2008
		RMB		RMB		RMB
	Note	million		million		million

REVENUES
Gross written premiums			318,229		275,970		265,656
Less: premiums ceded to reinsurers			(177)		(158)		(156)

Net written premiums			318,052		275,812		265,500
Net change in unearned premium reserves			36		(735)		(323)

Net premiums earned			318,088		275,077		265,177

Investment income	18		48,872		38,890		44,946
Net realised gains on financial assets	19		15,841		21,244		(5,964)

Net fair value gains through income	20		280		1,449		(7,194)
Other income			2,757		2,630		3,420

Total revenues			385,838		339,290		300,385

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	21		(71,237)		(74,858)		(89,659)
Accident and health claims and claim adjustment expenses	21		(8,740)		(7,808)		(7,641)
Increase in insurance contracts liabilities	21		(199,655)		(154,372)		(134,649)
Investment contract benefits	22		(1,950)		(2,142)		(1,931)
Policyholder dividends resulting from participation in profits			(13,224)		(14,487)		(1,671)
Underwriting and policy acquisition costs			(27,256)		(22,936)		(24,200)
Administrative expenses			(20,285)		(18,719)		(16,652)
Other operating expenses			(3,655)		(2,390)		(3,409)
Statutory insurance fund contribution	17		(599)		(537)		(558)

Total benefits, claims and expenses			(346,601)		(298,249)		(280,370)

Share of results of associates	7		1,771		704		(56)
Profit before income tax	23		41,008		41,745		19,959
Income tax	24		(7,197)		(8,709)		(685)

Net profit			33,811		33,036		19,274

Attributable to:
- equity holders of the Company			33,626		32,881		19,137
- non-controlling interests			185		155		137

Basic and diluted earnings per share	26	RMB	1.19	RMB	1.16	RMB	0.68

The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income (continued)
For the year ended 31 December 2010

		2010	2009	2008
	Note	RMB million	RMB million	RMB million

Other comprehensive income/(loss)
Fair value (losses)/gains on available-for-sale securities		(13,666)	39,470	(61,622)
Amount transferred to net profit from other comprehensive income		(15,763)	(21,040)	4,878
Portion of fair value (losses)/gains on available-for-sale securities allocated to participating policyholders		7,983	(3,999)	11,702
Share of other comprehensive loss of associates		(131)	(70)	291
Others		(1)	—	(3)
Income tax relating to components of other comprehensive income/(loss)	24	5,362	(3,607)	11,260

Other comprehensive (loss)/income for the year		(16,216)	10,754	(33,494)

Total comprehensive income for the year		17,595	43,790	(14,220)

Attributable to:
- equity holders of the Company		17,423	43,626	(14,316)
- non-controlling interests		172	164	96

The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2010

	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 29)	(Note 30)

As at 1 January 2008	28,265	111,276	60,593	876	201,010

Net profit	—	—	19,137	137	19,274

Other comprehensive loss for the year	—	(33,453)	—	(41)	(33,494)

Total comprehensive income/(loss)	—	(33,453)	19,137	96	(14,220)

Transactions with owners
Capital contribution	—	—	—	45	45
Appropriation to reserve	—	6,624	(6,624)	—	—
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interests		—	—	(93)	(93)

Total transactions with owners	—	6,624	(18,495)	(48)	(11,919)

As at 31 December 2008	28,265	84,447	61,235	924	174,871

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2010

	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 30)	(Note 31)

As at 1 January 2009	28,265	84,447	61,235	924	174,871

Net profit	—	—	32,881	155	33,036

Other comprehensive income for the year	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve (Note 31)	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2010

	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 30)	(Note 31)

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776

Net profit	—	—	33,626	185	33,811

Other comprehensive income for the year	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Appropriation to reserve (Note 31)	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flow
For the year ended 31 December 2010

	2010	2009	2008
	RMB million	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	41,008	41,745	19,959

Adjustments for:
Investment income	(48,872)	(38,890)	(44,946)
Net realised and unrealised gains on financial assets	(16,121)	(22,693)	13,158
Insurance contracts	199,978	155,252	135,284
Depreciation and amortisation	1,802	1,560	1,363
Amortisation of premiums and discounts	(5)	10	(156)
Loss on foreign exchange	392	28	907
Share of results of associates	(1,771)	(704)	—
Changes in operating assets and liabilities:
Securities at fair value through income	(809)	6,435	3,977
Receivables and payables	13,056	9,917	4,484
Income tax paid	(10,236)	(3,995)	(8,583)
Interest received	135	291	101
Dividends received	43	40	529

Net cash inflow from operating activities	178,600	149,700	126,077

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	38,245	95,197	19,594
Maturities of debt securities	8,199	25,730	4,187
Sales of equity securities	133,111	101,112	59,855
Property, plant and equipment	240	420	247
Purchases:
Debt securities	(74,324)	(148,559)	(119,989)
Equity securities	(171,379)	(149,523)	(49,480)
Property, plant and equipment	(4,849)	(3,261)	(2,950)
Additional capital contribution to associates	(2,999)	—	(1,200)
Increase in term deposits, net	(96,602)	(116,711)	(60,095)
Decrease in securities purchased under agreements to resell, net	89	8	5,142
Interest received	38,873	34,139	30,378
Dividends received	5,321	3,159	9,563
Increase in policy loan, net	(10,146)	(5,155)	—
Other	284	(307)	(11,162)

Net cash outflow from investing activities	(135,937)	(163,751)	(115,910)

The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flow
For the year ended 31 December 2010

	2010	2009	2008
	RMB million	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/increase in investment in securities sold under agreements to repurchase, net	(10,488)	22,163	11,290
Interest paid	(297)	(111)	(437)
Contribution from non-controlling interests	—	720	—
Dividends paid to the Company’s equity holders	(19,785)	(6,501)	(11,871)
Dividends paid to non-controlling interests	(111)	(104)	(93)

Net cash (outflow)/ inflow from financing activities	(30,681)	16,167	(1,111)

Foreign currency losses on cash and cash equivalents	(325)	(4)	(288)

Net increase in cash and cash equivalents	11,657	2,112	8,768

Cash and cash equivalents Beginning of year	36,197	34,085	25,317

End of year	47,854	36,197	34,085

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,143	23,640	20,841
Short-term bank deposits	2,711	12,557	13,244
The notes on pages F-12 to F-77 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
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
The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.
These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 22 March 2011.
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through income, available-for-sale secutities, insurance contract liabilities and certain property, plant and equipment at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following revised standards are mandatory for the first time for the financial year beginning 1 January 2010.
•
IFRS 3 (Revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes, such as the recognition and measurement of the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquire and the acquisition-related costs.

IAS 27 (Revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

The Group adopted these revised standards on 1 January 2010 and they did not have any material impacts on the Group’s financial position and comprehensive income.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New and revised standards, amendments and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2010 or later periods but not currently relevant to the Group’s operation.

Standard/Amendment		Applicable for financial years
/Interpretation	Content	beginning on/after
IFRIC 17	Distribution of non-cash assets to owners	1 July 2009
IFRIC 18	Transfers of assets from customers	1 July 2009
IFRIC 9	Reassessment of embedded derivatives	1 July 2009
IFRIC 16	Hedges of a net investment in a foreign operation	1 July 2009
IAS 39	Eligible hedge items	1 July 2009
IAS 1 (Amendment)	Presentation of financial statements	1 January 2010
IAS 17 (Amendment)	Leases	1 January 2010
IAS 36 (Amendment)	Impairment of assets	1 January 2010
IFRS 2 (Amendments)	Group cash-settled share-based payment transactions	1 January 2010
IFRS 5 (Amendment)	Non-current assets held for sale and discontinued operations	1 July 2009

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning 1 January 2010.
•
IFRS 9 and IFRS 9 (Amendment), ‘Financial instruments’, issued in November 2009 and October 2010 respectively. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 and IFRS 9 (Amendment) introduce new requirements for classifying, measuring and derecognizing financial assets and financial liabilities and are likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is in the process of making an assessment of the impact of the standard and is considering the timing of adoption.

•
Revised IAS 24 (Revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. The Group early adopted IAS 24 Related Party Disclosures (Revised) since 2009. The adoption of IAS 24 Related Party Disclosures (Revised) only affected disclosure and did not have any impact on the Group’s financial position and comprehensive income.

•
‘Classification of rights issues’ (Amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group will apply the amended standard from 1 January 2011. The Group will make an assessment of the impact of the standard when applicable.

•
IFRIC — Int 19, ‘Extinguishing financial liabilities with equity instruments’, effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

•
‘Prepayments of a minimum funding requirement’ (Amendments to IFRIC — Int 14). The amendments correct an unintended consequence of IFRIC — Int 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC — Int 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

•
‘Improvements to IFRS 2009’ and ‘Annual Improvements 2010’ were issued in April 2009 and May 2010 respectively, containing numerous technical and conforming amendments to IFRS, which the IASB consider non-urgent but necessary. These amendments comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Apart from the early adoption of the amendments to IFRS 1 and IFRS 7 from ‘Annual Improvements 2010’, no other amendments effective for annual periods after 1 January 2010 was early adopted by the Group and no material changes to accounting policies were made in 2010 or are expected in 2011 as a result of these amendments.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority votes at the meetings of the Board of Directors.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The investments in subsidiaries are accounted for in the company only statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the company on the basis of dividend and receivable.

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provided evidence of impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity holders of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

The Group’s share of its associates’ post-acquisition profit or loss is recognized in the net profit, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investment in associates is stated at cost less impairment in the company only statement of financial position. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

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
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciations and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciations and any accumulated impairment losses.

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets

2.6.a	Classification

The Group classifies its financial assets into the following categories: held-to-maturity securities, securities at fair value through income, available-for-sale securities and loans and receivables. Management determines the classification of its financial assets at initial recognition and depend on the purpose for which the assets are acquired. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position. The Group’s investments in securities are mainly in the below three categories:

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through income.

(ii)	Securities at fair value through income

This category has two sub-categories: securities held for trading and those designated at fair value through income at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through income if they meet certain criteria and designated as such at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.
2.6.b	Recognition and measurement

Purchases and sales of investments are recognized on trade date, when the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and securities at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “securities at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available for sale debt securities and unrealised gains and losses arising from changes in the fair value of available for sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the net profit as realised gains or losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.c	Term deposits

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

2.6.d	Loans

Loans originated by the Group are carried at amortised cost, net of allowance for impairment.

2.6.e	Securities purchased under agreements to resell

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.f	Impairment of securities other than at fair value through income

Securities other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, the Group considers several factors including, but not limited to.

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties;

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. When the decline in value is considered impairment, Held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; Available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognised in net profit on equity instruments are not reversed through the net profit.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts

2.8.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating features (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, discretionary to the Group.

2.8.2	Insurance contracts

2.8.2.a	Recognition and measurement
(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to the net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margins. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

The Company uses the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

(a)
The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

•	Additional non-guaranteed benefits, such as policyholder dividends.

•
Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of estimate of future inflation and the likely impact of Company’s expense management.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)
(ii)	Long-term insurance contracts (continued)
Various assumptions for the estimates will be reviewed at the end of each reporting period and any changes will be recognized in the net profit.

On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)
Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, the Group doesn’t recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in the net profit as incurred.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by the Group representing Day 1 gain and will be amortized over the life of the contracts. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.
(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:
•	Insurance components

•	Non-insurance components
The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.8.3), which are stated in the investment contracts liabilities.
2.8.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flow with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in the net profit.

2.8.2.c	Reinsurance contracts held

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2.c	Reinsurance contracts held (continued)

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the net profit.

2.8.3	Investment contracts

Revenue from investment contracts with or without DPF is recognized as policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) during the period. Excess charges over certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.8.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities affect the surplus owed to policyholders, shadow adjustments are recognized in other comprehensive income. The surplus owed to policyholders is recognized as policyholder dividend payable whether they are declare or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.9	Securities sold with agreements to repurchase

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

2.10	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active markets, taking into consideration recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
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

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through income in the consolidated statement of comprehensive income. The related liability is included in other liabilities.

2.12	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

2.13	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

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

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various charges (policy fees, handling fees and management fees, etc.) over period service is provided. Excess charges over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Current and deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the net profit, except to the extent that it relates to items recognized directly in other comprehensive income where the tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

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

2.16	Provisions and Contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.17	Dividend distribution

Dividend distribution to the Company’s equity holders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s equity holders.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The various assumptions are described in Note 13.

3.2	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets are as follows:

•
Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•
Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•
Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the statement of financial position approximate fair value.

•
Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US dollar swap rate (the benchmark rate) to determine the fair value of financial instruments.

The valuation methodology of various investments is described in Note 4.3.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
3.3	Income tax

The Group is subjected to income tax in various localities. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2010		2009
Product name	RMB million	%	RMB million	%
Premiums
Hong Ying Endowment (a)	68,612	22.63%	—	0.00%
Hong Fu Endowment (b)	44,320	14.61%	54,919	20.97%
Hong Feng Endowment (c)	29,868	9.85%	59,229	22.61%
Kang Ning Whole Life (d)	28,853	9.51%	30,151	11.51%
Hong Tai Endowment (2003) (e)	7,419	2.45%	11,300	4.31%
Others (f)	124,182	40.95%	106,306	40.60%

Total	303,254	100.00%	261,905	100.00%

Insurance benefits expenses
Hong Ying Endowment (a)	27	0.06%	—	0.00%
Hong Fu Endowment (b)	146	0.32%	36	0.07%
Hong Feng Endowment (c)	28,869	63.39%	464	0.90%
Kang Ning Whole Life (d)	2,879	6.32%	2,772	5.38%
Hong Tai Endowment (2003) (e)	1,980	4.35%	29,173	56.59%
Others (f)	11,640	25.56%	19,111	37.06%

Total	45,541	100.00%	51,556	100.00%

Liabilities of long-term insurance contracts
Hong Ying Endowment (a)	62,538	6.20%	—	0.00%
Hong Fu Endowment (b)	100,375	9.95%	58,369	7.21%
Hong Feng Endowment (c)	260,896	25.85%	265,270	32.78%
Kang Ning Whole Life (d)	104,800	10.39%	85,260	10.54%
Hong Tai Endowment (2003) (e)	31,479	3.12%	28,757	3.55%
Others (f)	448,808	44.49%	371,567	45.92%

Total	1,008,896	100.00%	809,223	100.00%

(a)
Hong Ying is long-term individual endowment insurance contract with options for premium term of single, 3 years, 5 years and 10 years, designed for healthy policyholders of age between 30 days and 70 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured and 200% of basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

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
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)
(c)
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

(d)
Kang Ning Whole Life is long-term individual whole life insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(e)
Hong Tai (2003) is long-term individual endowment insurance contract with options for premium term of single and 5 years, 10 years, 15 years and 20 years, designed for healthy policyholders of age between 30 days and 60 years old. Maturity benefit for lump sum premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within one year after contract effective date is paid at premium received (without interest). Disease death benefits incurred exceed one year after contract effective date are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for lump sum premium and regular premium respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.
4.1.3	Sensitivity Analysis

Sensitive analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions,

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 9,993 million or RMB 10,435 million (2009: RMB 8,899 million or RMB 9,290 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,862 million or RMB 6,221 million (2009: RMB 5,426 million or RMB 5,802 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 26,858 million or RMB 31,084 million (2009: RMB 23,429 million or RMB 27,157 million) higher or lower, respectively.

Sensitive analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if loss ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 149 million lower or higher, respectively (2009: RMB 132 million). Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2006	2007	2008	2009	2010	Total

Current year	6,771	7,082	7,725	8,102	8,826
1 year later	6,074	6,891	7,591	8,291
2 years later	6,168	6,990	7,411
3 years later	6,168	6,990
4 years later	6,168

Estimated claims expenses	6,168	6,990	7,411	8,291	8,826	37,686

Accumulated claims expenses paid	(6,168)	(6,990)	(7,411)	(7,854)	(5,959)	(34,382)

Unpaid claims expenses	—	—	—	437	2,867	3,304

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2006	2007	2008	2009	2010	Total

Current year	6,703	7,036	7,671	8,018	8,741
1 year later	6,013	6,847	7,538	8,205
2 years later	6,106	6,945	7,360
3 years later	6,106	6,945
4 years later	6,106

Estimated accumulated claims	6,106	6,945	7,360	8,205	8,741	37,357

Accumulated claims expenses paid	(6,106)	(6,945)	(7,360)	(7,772)	(5,902)	(34,085)

Unpaid claims expenses	—	—	—	433	2,839	3,272

4.2	Financial risk

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
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 8 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market price).

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

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

At 31 December 2010, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 1,066 million (2009: RMB 823 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through income, net of portion attributable to participating policyholders. Pre-tax available-for sale reserve in equity would have been RMB 8,771 million (2009: RMB 7,583 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of portion attributable to participating policyholders.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
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

At 31 December 2010, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB113 million (2009: RMB 127 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 11,942 million higher or lower (2009: RMB 11,470 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of portion attributable to participating policyholders.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stocks denominated in US dollar or HK dollar.

The Group holds shares traded on the HK stock market, which are traded in HK dollars. Investment income from H share holdings partially compensates adverse impact of appreciation of Renminbi.

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2010 and 2009, expressed in RMB equivalent:

As at 31 December 2010	US dollars	HK dollars	Total

Equity securities
- Available-for-sale securities	—	5,845	5,845
Debt securities
- Held-to-maturity securities	1,987	6	1,993
- Available-for-sale securities	—	20	20
Term deposits (excluding structured deposits)	33	—	33
Structured deposits	—	—	—
Cash and cash equivalents	8,855	1,458	10,313

Total	10,875	7,329	18,204

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2009	US dollars	HK dollars	Total

Equity securities
- Available-for-sale securities	—	13,570	13,570
Debt securities
- Held-to-maturity securities	2,048	7	2,055
- Available-for-sale securities	854	—	854
Term deposits (excluding structured deposits)	6,814	—	6,814
Structured deposits	273	—	273
Cash and cash equivalents	1,911	1,538	3,449

Total	11,900	15,115	27,015

Monetary assets are exposed to currency risk whereas    non-monetary assets, such as equity securities, are exposed to price risk. As at 31 December 2010, if RMB had strengthened or weakened by 10% against US dollars and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,236 million (2009: RMB 1,345 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the equity securities included in the table above. The actual exchange loss in year 2010 is RMB 392 million.

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

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2010 and 2009.

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
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2010, 100% (as at 31 December 2009: 100%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2010, 99.1% (as at 31 December 2009: 99.5%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at 31 December 2010, 100% (as at 31 December 2009: 100%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks, CSDCC and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2010 and 2009.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2010 and 2009.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2010	amount	maturity	year	years	years	years

Financial assets

Contractual cash inflows/(outflows)
Equity securities	195,899	195,899	—	—	—	—
Debt securities	608,142	—	42,602	68,533	97,955	733,144
Loans	36,543	—	24,754	1,602	3,330	13,689
Term deposits	441,585	—	30,097	152,241	246,050	85,383
Statutory deposits-restricted	6,153	—	522	5,913	214	—
Accrued investment income	18,193	—	17,537	656	—	—
Premiums receivable	7,274	—	7,274	—	—	—
Cash and cash equivalent	47,839	—	47,839	—	—	—

Subtotal	1,361,628	195,899	170,625	228,945	347,549	832,216

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	1,018,135	—	(12,805)	59,027	98,822	1,679,736
Investment contracts	70,087	—	15,566	18,495	14,320	47,219

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	23,065	—	23,065	—	—	—
Annuity and other insurance balances payable	8,275	—	8,275	—	—	—

Subtotal	1,119,562	—	34,101	77,522	113,142	1,726,955

Net cash inflows/(outflows)	242,066	195,899	136,524	151,423	234,407	(894,739)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows
			(undiscounted)
			Not	Later than 1	Later than 3
			later	year but not	years but not	Later
	Carrying	Without	than 1	later than 3	later than 5	than 5
As at 31 December 2009	amount	maturity	year	years	years	years

Financial assets

Contractual cash inflows/(outflows)
Equity securities	179,390	179,390	—	—	—	—
Debt securities	582,285	—	27,803	91,257	85,720	686,923
Loans	23,081	—	14,448	1,234	1,234	12,746
Term deposits	344,983	—	91,552	79,100	149,936	65,405
Statutory deposits-restricted	6,153	—	191	2,319	4,406	—
Accrued investment income	14,208	—	14,208	—	—	—
Premiums receivable	6,818	—	6,818	—	—	—
Cash and cash equivalent	36,176	—	36,176	—	—	—

Subtotal	1,193,094	179,390	191,196	173,910	241,296	765,074

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	818,164	—	(7,558)	34,103	118,673	1,335,276
Investment contracts	67,274	—	18,386	20,121	13,595	34,352

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	33,553	—	33,553	—	—	—
Annuity and other insurance balances payable	5,721	—	5,721	—	—	—

Subtotal	924,712	—	50,102	54,224	132,268	1,369,628

Net cash inflows/(outflows)	268,382	179,390	141,094	119,686	109,028	(604,554)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, investment return, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.
The liquidity analysis above does not include policy holder dividends payable amounting to RMB 52,828 million as at 31 December 2010 (2009: RMB 54,587 million). At 31 December 2010, declared dividends of RMB 31,785 million (2009: RMB 23,833 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.
Although all investment contracts (with DPF and without DPF) and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at once, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. The other maturity analysis is conducted on the assumption that these contracts were surrendered immediately. This would cause a cash outflow of RMB 50,434 million, RMB 3,639 million and RMB 15,456 million respectively for the period ended 31 December 2010 (2009: RMB 50,365 million, RMB 1,482 million and RMB 14,891 million respectively), payable within one year.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement and discretionary reserve fund requirement, discussed in detail under Note 8.4 and Note 31, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency margin, as well as the solvency margin based on Dynamic Solvency Testing. The Group has complied with all the local capital requirements during the year ended, 31 December 2010.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Actual capital	123,769	147,119
Minimum capital	58,385	48,459
Solvency ratio	212%	304%
According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but significant solvency risk identified would be required to take necessary rectifying actions.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not received price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.

At 31 December 2010, investments classified as Level 1 comprise approximately 42.33% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.

At 31 December 2010, investments classified as Level 2 comprise approximately 57.37% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

At 31 December 2010, investments classified as Level 3 comprise approximately 0.30% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

For the years ended 31 December 2010 and 2009, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. These debt securities are classified as Level 2.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.3	Fair value hierarchy (continued)

For the accounting policies regarding the determination of the fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2010:

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
–Equity securities	189,600	2,685	1,384	193,669
–Debt securities	39,141	315,010	301	354,452
Securities at fair value through income
–Equity securities	2,249	—	—	2,249
–Debt securities	5,182	2,331	—	7,513

Total assets	236,172	320,026	1,685	557,883

Liabilities
Investment contracts at fair value through income	(84)	—	—	(84)

Total liabilities	(84)	—	—	(84)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2010:

			Securities at
			fair value
	Available-for-sale Securities		through income
	Debt	Equity	Equity	Total
	securities	securities	securities	assets

Opening balance	301	1,238	—	1,539
Total gains or losses recognized in
– Profit or loss	—	—	—	—
– Other comprehensive income/(loss)	—	1	—	1
Transfer into Level 3	—	17	—	17
Purchases	—	128	—	128
Settlements	—	—	—	—

Closing balance	301	1,384	—	1,685

Total gains or losses for 2010 included in income for assets and liabilities held at 31 December 2010	—	—	—	—

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2009:

	Level 1	Level 2	Level 3	Total balance

Assets
Available-for-sale securities
–Equity securities	172,383	3,053	1,238	176,674
–Debt securities	42,308	298,216	301	340,825
Securities at fair value through income
–Equity securities	2,704	38	—	2,742
–Debt securities	2,628	3,763	—	6,391

Total assets	220,023	305,070	1,539	526,632

Liabilities
Investment contracts at fair value through income	(52)	—	—	(52)

Total liabilities	(52)	—	—	(52)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2009:

			Securities at
			fair value
	Available-for-sale Securities		through income
	Debt	Equity	Equity	Total
	securities	securities	securities	assets

Opening balance	385	1,007	15	1,407
Total gains or losses recognized in
– Profit or loss	3	—	15	18
– Other comprehensive income/(loss)	(3)	127	—	124
Transfer out of Level 3	—	(617)	(30)	(647)
Purchases	—	721	—	721
Sales	—	—	—	—
Issues	—	—	—	—
Settlements	(84)	—	—	(84)

Closing balance	301	1,238	—	1,539

Total gains or losses for 2009 included in income for assets and liabilities held at 31 December 2009	—	—	—	—

In 2010 and 2009, the Group transferred certain debt and equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated costs of insurance agency business in respect of the provision of services to CLIC, as described in Note 29, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains or losses on financial assets, net fair value gains or losses through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for those arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229

- Term Life	1,964	287	—	—	—
- Whole Life	37,783	165	—	—	—
- Endowment	220,505	—	—	—	—
- Annuity	42,529	21	—	—	—

Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through income	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757

Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,717)	(833)	(495)	(294)	684	(3,655)

Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—

Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of results of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Attributable to
- equity holders of the Company						33,626
- non-controlling interests						185

Unrealised losses from Available-for-sale securities included in equity holder’s equity	(15,088)	(892)	(148)	(75)	—	(16,203)

Depreciation and amortisation	1,418	40	283	61	—	1,802

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION (continued)

	As at 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities

Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970

- Term Life	805	112	—	—	—
- Whole Life	37,860	60	—	—	—
- Endowment	184,841	—	—	—	—
- Annuity	38,209	18	—	—	—

Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630

Including: inter-segment revenue	—	—	—	570	(570)	—

Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)

Including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—

Statutory insurance fund contribution	(404)	(21)	(112)			(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Attributable to
- equity holders of the Company						32,881
- non-controlling interests						155

Unrealised gains/(losses) from Available-for-sale securities included in equity holder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION (continued)

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets

Financial assets (including cash and cash equivalents)	1,089,127	78,752	12,250	6,224	—	1,186,353
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities

Insurance contracts	808,591	632	8,941	—	—	818,164
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2008
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	252,130	340	13,186	—	—	265,656

- Term Life	308	25	—	—	—
- Whole Life	35,421	274	—	—	—
- Endowment	188,099	—	—	—	—
- Annuity	28,302	41	—	—	—

Net premiums earned	252,113	339	12,725		—	265,177
Investment income	40,407	3,699	524	316	—	44,946
Net realised losses on financial assets	(5,355)	(490)	(69)	(50)	—	(5,964)
Net fair value losses on assets at fair value through income	(6,382)	(584)	(83)	(145)	—	(7,194)
Other income	605	683		2,513	(381)	3,420

including: inter-segment revenue	—	—	—	381	(381)	—

Segment revenues	281,388	3,647	13,097	2,634	(381)	300,385

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(88,507)	(1,152)	—	—	—	(89,659)
Accident and health claims and claim adjustment expenses	—	—	(7,641)	—	—	(7,641)
Increase in insurance contracts liabilities	(135,298)	649	—	—	—	(134,649)
Investment contract benefits	(224)	(1,707)	—	—	—	(1,931)
Policyholder dividends resulting from participation in profits	(1,589)	(82)	—	—	—	(1,671)
Underwriting and policy acquisition costs	(22,127)	(212)	(1,848)	(13)	—	(24,200)
Administrative expenses	(11,347)	(761)	(2,614)	(1,930)	—	(16,652)
Other operating expenses	(2,826)	(273)	(263)	(428)	381	(3,409)

including: Inter-segment expenses	(212)	(19)	(3)	(147)	381	—

Statutory insurance fund	(395)	(28)	(135)	—	—	(558)

Segment benefits, claims and expenses	(262,313)	(3,566)	(12,501)	(2,371)	381	(280,370)

Share of results of associates	—	—	—	(56)	—	(56)

Segment results	19,075	81	596	207	—	19,959

Attributable to
- equity holders of the Company						19,137
- minority interests						137
Unrealised gains/(losses) included in equity holder’s equity	(30,457)	(2,788)	(395)	188	—	(33,452)

Depreciation and amortisation	1,014	68	248	28	—	1,358

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
6	PROPERTY, PLANT AND EQUIPMENT

	2010
		Office
		equipment		Assets
		furniture and	Motor	under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2010	14,072	4,635	1,846	3,536	792	24,881
Transfers upon completion	2,975	104	—	(3,147)	68	—
Additions	484	871	194	2,030	20	3,599
Disposals	(60)	(251)	(231)	(339)	(16)	(897)

As at 31 December 2010	17,471	5,359	1,809	2,080	864	27,583

Accumulated depreciation
As at 1 January 2010	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)
Charge for the year	(627)	(680)	(179)	—	(141)	(1,627)
Disposals	8	188	191	—	17	404

As at 31 December 2010	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,766	2,048	697	3,536	420	17,467

As at 31 December 2010	13,546	2,280	672	2,080	368	18,946

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
6	PROPERTY,PLANT AND EQUIPMENT (Continued)

	2009
		Office
		equipment
		furniture and	Motor	Assets under	Leasehold
	Buildings	fixtures	vehicles	construction	improvements	Total
	(RMB Million)

Cost
As at 1 January 2009	13,397	4,092	1,853	3,024	691	23,057
Transfers upon completion	560	6	—	(607)	41	—
Additions	190	750	157	1,520	78	2,695
Disposals	(75)	(213)	(164)	(401)	(18)	(871)

As at 31 December 2009	14,072	4,635	1,846	3,536	792	24,881

Accumulated depreciation
As at 1 January 2009	(2,789)	(2,157)	(1,116)	—	(243)	(6,305)
Charge for the year	(502)	(598)	(175)	—	(139)	(1,414)
Disposals	15	168	142	—	10	335

As at 31 December 2009	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)

Impairment
As at 1 January 2009	(32)	—	—	—	—	(32)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	3	—	—	—	—	3

As at 31 December 2009	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2009	10,576	1,935	737	3,024	448	16,720

As at 31 December 2009	10,766	2,048	697	3,536	420	17,467

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
7	INVESTMENTS IN ASSOCIATES

	2010	2009
	RMB million	RMB million

As at 1 January	8,470	7,891
Additional capital contribution to associates (i) (iii)	5,777	—
Transfer in associates (ii)	5,123	—
Share of results	1,771	704
Other equity movements	(131)	(70)
Dividend received	(118)	(55)

As at 31 December	20,892	8,470

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2010, the stock price of Sino-Ocean is HK $5.19 per share. The Group’s share of associates’ assets and liabilities at 31 December 2010 and revenue and profit/(loss) after tax for the year then ended are as followings:
Assets and liabilities of associates

	Country of	Interest
Name	incorporation	held	Assets	Liabilities
			RMB million	RMB million

Guangdong Development Bank (“GDB”)	PRC	20%	165,979	154,356
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40%	6,042	4,870
Sino-Ocean Land Holdings Limited (“Sino-Ocean”) (ii)(iii)	Hong Kong	24.07%	22,409	14,312

Total as at 31 December 2010			194,429	173,547

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
China Life Insurance Brokers (“CIB”)	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

Revenues and profit/(loss) after tax of associates

		Profit /(loss)
Name	Revenue	after tax
	RMB million	RMB million

GDB	4,392	1,237
CLP&C	3,558	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
7	INVESTMENTS IN ASSOCIATES (continued)
(i)
In July 2010, the Group injected additional capital of RMB 2,999 million in cash, at a price of RMB 4.38 per share to GDB, representing shares offered to all existing owners of GDB on a pro-rata basis. The Group holds 3.08 billion shares of GDB and its interest in GDB remains at 20% of GDB’s registered capital.

(ii)
On December 27, 2009, the Group purchased 934 million shares of Sino-Ocean at the total cost of HKD 5,819 million. As a result of this acquisition, the Group held 16.57% of the total outstanding shares of Sino-Ocean as at 31 December 2009.

On January 12, 2010, the Group exchanged certain of its Hong Kong listed equity investments at their market value on the transaction date of RMB 2,784 million for additional 423 million shares of Sino-Ocean. As a result of this acquisition, the Group held 24.08% equity interest of Sino-ocean and recognized it as an associate. In 2010, the ESOP (Employee Stock Option Plan) of Sino-Ocean was partially exercised. As at December 31 2010, the Company’s ownership in Sino-Ocean was diluted to 24.07%.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	105,006	103,980
Government agency bonds	90,230	84,619
Corporate bonds	3,138	3,139
Subordinated bonds/debts	47,853	43,361

Total	246,227	235,099

Debt securities
Listed in mainland, PRC	15,785	17,872
Unlisted	230,442	217,227

Total	246,227	235,099

The estimated fair value of listed held-to-maturity securities was RMB 16,250 million as at 31 December 2010 (31 December 2009: RMB 18,683 million).

The unlisted debt securities refer to debt securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

Debt securities	As at 31 December 2010	As at 31 December 2009
- Contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	18,891	5,937
After one year but within five years	25,696	34,903
After five years but within ten years	47,897	43,792
After ten years	153,743	150,467

Total	246,227	235,099

8.2	Loans

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Policy loans	23,977	13,831
Other loans	12,566	9,250

Total	36,543	23,081

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Maturing
Within one year	23,977	13,831
After one year but within five years	1,770	—
After five years but within ten years	10,796	1,200
After ten years	—	8,050

Total	36,543	23,081

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS (continued)

8.3	Term deposits

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Maturing
Within one year	19,268	84,393
After one year but within five years	340,917	196,090
After five years but within ten years	81,400	64,500

Total	441,585	344,983

8.4	Statutory deposits-restricted

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Contractual maturity schedule
Within one year	400	100
After one year but within five years	5,753	6,053

Total	6,153	6,153

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	57,871	51,996
Government agency bonds	145,538	165,231
Corporate bonds	125,423	102,553
Subordinated bonds/debts	25,620	21,045

Subtotal	354,452	340,825

Equity securities
Funds	95,754	75,798
Common stocks	97,915	100,876

Subtotal	193,669	176,674

Total	548,121	517,499

Debt securities
Listed in mainland, PRC	29,618	28,086
Listed in Hong Kong, PRC	13	—
Unlisted	324,821	312,739

Subtotal	354,452	340,825

Equity securities
Listed in mainland, PRC	104,100	97,803
Listed in Hong Kong, PRC	5,845	13,570
Unlisted	83,724	65,301

Subtotal	193,669	176,674

Total	548,121	517,499

The unlisted securities refer to equtiy securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS (continued)
8.5	Available-for-sale securities(continued)

Group debt securities	As at 31 December 2010	As at 31 December 2009
- contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	3,804	2,912
After one year but within five years	40,401	45,607
After five years but within ten years	129,977	123,719
After ten years	180,270	168,587

Total	354,452	340,825

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through income

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	883	2,438
Government agency bonds	1,915	3,549
Corporate bonds	4,715	404

Subtotal	7,513	6,391

Equity securities
Funds	575	569
Common stocks	1,665	2,162
Warrants	9	11

Subtotal	2,249	2,742

Total	9,762	9,133

Debt securities
Listed in mainland, PRC	3,497	672
Unlisted	4,016	5,719

Subtotal	7,513	6,391

Equity securities
Listed in mainland, PRC	1,697	2,201
Unlisted	552	541

Subtotal	2,249	2,742

Total	9,762	9,133

The unlisted securities refer to equity securities not traded on stock exchanges and include both debt securities traded on the interbank market in China and debt securities not publicly traded.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
8	FINANCIAL ASSETS (continued)

8.7	Accrued investment income

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Bank deposits	9,537	5,987
Debt securities	8,363	8,030
Others	293	191

Total	18,193	14,208

Current	18,193	14,208
Non-current	—	—

Total	18,193	14,208

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value
	As at 31	As at 31	As at 31	As at 31
	December	December	December	December
	2010	2009	2010	2009
	RMB million	RMB million	RMB million	RMB million

Held-to-maturity securities	246,227	235,099	244,304	235,668
Loans	36,543	23,081	36,543	23,081
Term deposits (excluding structured deposits)	441,585	344,710	441,585	344,710
Structured deposits	—	273	—	272
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	548,121	517,499	548,121	517,499
Securities at fair value through income	9,762	9,133	9,762	9,133
Cash and cash equivalents	47,854	36,197	47,854	36,197
Investment contracts (ii)	(70,171)	(67,326)	(69,432)	(66,184)
Securities sold under agreements to repurchase	(23,065)	(33,553)	(23,065)	(33,553)
(i)	The estimates and judgments to determine the fair value of financial assets are described in Note 3.2.

(ii)
The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE
The aging of premiums receivable is within 12 months.
11	REINSURANCE ASSETS

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Long-term insurance contracts ceded (Note 13)	719	701
Due from reinsurance companies	22	17
Ceded unearned premiums (Note 13)	57	83
Claims recoverable from reinsurers (Note 13)	32	31

Total	830	832

Current	111	131
Non-current	719	701

Total	830	832

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
12	OTHER ASSETS

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Land use rights	3,609	3,279
Due from CLIC (Note 29(f))	598	646
Advances	219	302
Others	3,773	2,090

Total	8,199	6,317

Current	4,573	2,471
Non-current	3,626	3,846

Total	8,199	6,317

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
13	INSURANCE CONTRACTS
(a) Process used to decide on assumptions
(i) For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rate with risk margin for the past two year are as follows:

Discount rate assumptions

As at 31 December 2010	4.58%~5.00%
As at 31 December 2009	4.40%~5.00%
For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2010	2.61%~5.66%
As at 31 December 2009	2.69%~5.32%
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
The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.
The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such secular trends.
Risk margin is considered in the Group’s mortality and morbidity assumptions.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
13	INSURANCE CONTRACTS (continued)
(a) Process used to decide on assumptions (continued)
(iii) Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2010	30.4~44.6	0.90%~1.00%	13.1	0.86%
As at 31 December 2009	26.3~38.5	1.05%~1.17%	11.3	1.01%
(iv) The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.
The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events.
(b) Net liabilities of insurance contracts

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Gross
Long-term insurance contracts	1,008,896	809,223
Short term insurance contracts
- claims and claim adjustment expenses	3,304	2,944
- unearned premiums	5,935	5,997

Total, gross	1,018,135	818,164

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(719)	(701)
Short-term insurance contracts
- claims and claim adjustment expenses (Note 11)	(32)	(31)
- unearned premiums (Note 11)	(57)	(83)

Total, ceded	(808)	(815)

Net
Long-term insurance contracts	1,008,177	808,522
Short-term insurance contracts
- claims and claim adjustment expenses	3,272	2,913
- unearned premiums	5,878	5,914

Total, net	1,017,327	817,349

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
13	INSURANCE CONTRACTS (continued)
(c) Movements in liabilities of short-term insurance contracts
The table below presents movements in claims and claim adjustment expenses reserve:

	2010	2009
	RMB million	RMB million

- Notified claims	228	352
- Incurred but not reported	2,716	2,428

Total as at 1 January — Gross	2,944	2,780

Cash paid for claims settled in year
- Cash paid for current year claims	(5,959)	(5,478)
- Cash paid for prior year claims	(2,516)	(2,274)
Claims incurred in year
- Claims arising in current year	8,826	7,951
- Claims arising in prior year	9	(35)

Total as at 31 December — Gross	3,304	2,944

- Notified claims	326	228
- Incurred but not reported	2,978	2,716

Total as at 31 December — Gross	3,304	2,944

The table below presents movements in unearned premium reserves:

	2010			2009
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,997	(83)	5,914	5,237	(58)	5,179
Increase	5,935	(57)	5,878	5,997	(83)	5,914
Release	(5,997)	83	(5,914)	(5,237)	58	(5,179)

As at 31 December	5,935	(57)	5,878	5,997	(83)	5,914

(d) Movements in liabilities of long-term insurance contracts
The table below presents movements in the liabilities of insurance contracts:

	2010	2009
	RMB million	RMB million

As at 1 January	809,223	654,848

Premiums	303,254	261,905
Release of liabilities (i)	(138,159)	(127,472)
Accretion of interest	38,298	26,834
Change in assumptions	(6,382)	(8,085)
Other movements	2,662	1,193

As at 31 December	1,008,896	809,223

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
14	INVESTMENT CONTRACTS

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Investment contracts with DPF	50,839	50,219
Investment contracts without DPF
- At amortised cost	19,248	17,055
- Designated as at fair value through income	84	52

Total	70,171	67,326

The table below presents movements of investment contracts with DPF

	2010	2009
	RMB million	RMB million

As at 1 January	50,219	51,676

Deposits received	9,459	10,061
Deposits withdrawn and paid on death and other benefits	(9,990)	(12,488)
Policy fees deducted from account balances	(95)	(221)
Interest credited	1,246	1,191

As at 31 December	50,839	50,219

15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Maturing:
Within thirty days	23,065	25,326
After thirty but within ninety days	—	8,227

Total	23,065	33,553

Carrying values of debt securities pledged as collateral representing available-for-sale investments are as follows

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Debt securities pledged	24,377	34,306

Total	24,377	34,306

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
16	OTHER LIABILITIES

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Salary and staff welfare payable	3,780	2,892
Commission and brokerage payable	1,944	1,320
Agent deposits	656	659
Tax payable	378	356
Payable to constructors	372	317
Stock appreciation rights (Note 27)	1,192	1,555
Others	5,424	4,879

Total	13,746	11,978

Current	13,746	11,978
Non-current	—	—

Total	13,746	11,978

17	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

18	INVESTMENT INCOME

	For the year ended 31 December
	2010	2009	2008
	RMB million	RMB million	RMB million

Debt securities
– held-to-maturity securities	10,538	9,882	9,245
– available-for-sale securities	14,962	13,580	13,074
– at fair value through income	86	297	371
Equity securities
– available-for-sale securities	5,211	3,108	9,563
– at fair value through income	40	38	530
Bank deposits	16,363	10,805	11,378
Loans	1,583	1,172	696
Securities purchased under agreements to resell	89	8	89

Total	48,872	38,890	44,946

Included in investment income is interest income of RMB 43,621 million (2009: RMB 35,744 million, 2008: RMB 34,853 million) using the effective interest method.
The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2010 are RMB 4,797 million and RMB 26,038 million respectively (2009: RMB 3,422 million and RMB 23,483 million, 2008: RMB 10,103 million and RMB 23,483 million).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
19	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2010	2009	2008
	RMB million	RMB million	RMB million

Debt securities
Net realised gains	508	3,146	422
Reversal of impairment	76	200	2,023

Subtotal	584	3,346	2,445

Equity securities
Net realised gains	17,028	20,248	7,335
Impairment	(1,771)	(2,350)	(15,744)

Subtotal	15,257	17,898	(8,409)

Total	15,841	21,244	(5,964)

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2010, the Group recognized impairment expense of RMB 1,771 million (2009: RMB 2,350 million, 2008: RMB 15,744 million) of available-for-sale securities for which the Group determined that objective evidence of impairment existed.

20	NET FAIR VALUE GAINS THROUGH INCOME

	For the year ended 31 December
	2010	2009	2008
	RMB million	RMB million	RMB million

Debt securities	403	(250)	300
Equity securities	(486)	1,726	(7,494)
Stock appreciation rights	363	(27)	—

Total	280	1,449	(7,194)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
21	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts liabilities	154,374	(2)	154,372

Total insurance benefits and claims expenses	237,159	(121)	237,038

For the year ended 31 December 2008
Life insurance death and other benefits	89,677	(18)	89,659
Accident and health claims and claim adjustment expenses	7,703	(62)	7,641
Increase in insurance contracts liabilities	134,690	(41)	134,649

Total insurance benefits and claims expenses	232,070	(121)	231,949

22	INVESTMENT CONTRACT BENEFITS
Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.
23	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2010	2009	2008
	RMB million	RMB million	RMB million

Employee salary and welfare cost	8,240	7,773	5,089
Housing benefits	507	472	336
Contribution to the defined contribution pension plan	1,344	1,182	873
Depreciation and amortisation	1,802	1,560	1,358
Interest expenses on securities sold under the agreements to repurchase	304	111	438
Exchange loss	392	28	907
Auditor’s remuneration	65	71	64

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
24	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the net profit represents

	2010	2009	2008
	RMB million	RMB million	RMB million

Current taxation — Enterprise income tax	6,420	6,299	2,078
Deferred taxation	777	2,410	(1,393)

Taxation charges	7,197	8,709	685

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2009: 25%) is as follows:

			2010	2009	2008
			RMB million	RMB million	RMB million

Profit before income tax			41,008	41,745	19,959

Tax computed at the statutory tax rate			10,252	10,436	4,990
Non-taxable income	(i	)	(3,413)	(2,627)	(4,524)
Additional tax liability from expenses not deductible for tax purposes	(i	)	317	520	196
Unused tax losses			41	25	23
Other			—	355	—

Income taxes at effective tax rate			7,197	8,709	685

(i)
Non-taxable income mainly includes interest income from government bonds and fund. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
24	TAXATION (continued)
(c)
As at 31 December 2010, deferred income taxation was calculated in full on temporary differences under the liability method using a principal taxation rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax

	Insurance	Investment	Others	Total
	RMB	RMB	RMB	RMB
	million	million	million	million
	(i)	(ii)	(iii)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged) / credited to net profit	(79)	(2,404)	73	(2,410)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(4,607)	—	(4,607)
- Portion of fair value gains on available-for-sale securities allocated to participating policyholders	1,000	—	—	1,000

Subtotal	1,000	(4,607)	—	(3,607)

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged) / credited to net profit	(604)	(376)	203	(777)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	7,358	—	7,358
- Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

(i)	The deferred tax arising from the insurance category is mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables;

(ii)
The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
24	TAXATION (continued)
(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31	As at 31
	December 2010	December 2009
	RMB million	RMB million

Deferred tax assets:
- deferred tax assets to be recovered after more than 12 months	3,217	6,063
- deferred tax assets to be recovered within 12 months	617	592

Subtotal	3,834	6,655

Deferred tax liabilities:
- deferred tax liabilities to be settled after more than 12 months	(15,262)	(22,668)
- deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(15,610)	(23,016)

Total net deferred income tax liabilities	(11,776)	(16,361)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
25	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2010 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2009: 28,264,705,000).

26	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise price of stock appreciation rights was the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26th February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights and the exercise period will depend on the government policy.

No stock appreciation right was exercised, forfeited or expired in 2010. As at 31 December 2010, there are 55.71 million units outstanding (as at 31 December 2009: 55.71 million) and 55.71 million units exercisable (as at 31 December 2009: 55.71 million). As at 31 December 2010, the amount of intrinsic value for the vested stock appreciation rights is RMB 1,185 million (as at 31 December 2009: RMB 1,551 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

All the stock appreciation rights awarded were fully vested as at 31 December 2010. The Company recognized a gain of RMB 363 million in the fair value gain in the consolidated comprehensive income representing the fair value change of the rights for the year ended 31 December 2010. For the year ended 31 December 2009, the Company charged compensation cost of RMB 839 million representing the fair value change of the rights before they are fully vested. RMB 1,179 million and RMB 13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2010 (as at 31 December 2009, RMB 1,542 million and RMB 13 million respectively). No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2010.

27	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in April 2010, a final dividend of RMB 0.70 per ordinary share totalling RMB 19,785 million in respect of the year ended 31 December 2009 was declared and was paid in 2010. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2010.

Pursuant to a resolution passed at the meeting of the Board of Directors on 22 March 2011, a final dividend of RMB 0.40 per ordinary share totalling approximately RMB 11,306 million for the year ended 31 December 2010 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2010.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2010:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
GDB	An associate of the Company
CLP&C	An associate of the Company and under common control of the ultimate holding company
China Life Real Estate Co., Limited (“CLRE”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co, Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC
(b)	Information of the parent company is as follows:

			Relationship		Legal
	Location of		with the	Nature of	Represent
Name	registration	Principal business	company	economic	ative

CLIC	Beijing, China	Life, health and accident insurance and other types of personal insurance and reinsurance. Funds management business permitted by national laws and regulations or by State Council of the People’s Republic of China. Provision of various types of personal insurance services, consulting and agency services. Other business approved by CIRC and other regulatory department	Immediate and ultimate holding company	State owned	Chao Yang
Refer to Note 34 for basic and related information of subsidiaries.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year

	As at 31 December			As at 31 December
	2009	Increase	Decrease	2010
Name of related party	RMB million	RMB million	RMB million	RMB million

CLIC	4,600	—	—	4,600
AMC	3,000	—	—	3,000
Pension Company	2,500	—	—	2,500
HK AMC	HK dollar 60 million	—	—	HK dollar 60 million
(d)	Percentage of holding and changes during the year

	As at 31 December 2009				As at 31 December 2010
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Equity holder	RMB million	holding	RMB million	RMB million	RMB million	holding

CLIC (i)	19,324	68.40%	—	—	19,324	68.40%

	As at 31 December 2009				As at 31 December 2010
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Subsidiaries	RMB million	holding	RMB million	RMB million	RMB million	holding

AMC (ii)	1,680	60.00% directly	—	—	1,680	60.00% directly
Pension Company(ii)	2,305	92.20% directly and indirectly	—	—	2,305	92.20% directly and indiretly
AMC HK (ii)	HK dollar 30 million	50.00% indirectly	—	—	HK dollar 30 million	50.00% indirectly
(i)	CLIC holds 68.40% of the Company’s registered capital and has the power to control the Company.

(ii)	They are subsidiaries and have been controlled by the Company.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2010.

		For the year ended 31 December
		2010	2009	2008
	Note	RMB million	RMB million	RMB million

Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,154	1,193	1,298
Asset management fee earned from CLIC	(ii)	123	112	243
Additional capital contribution to AMC from CLIC		—	720	—
Dividends to CLIC		13,526	4,444	8,116
Dividends to CLIC from AMC		111	104	93
Asset management fee earned from China Life Overseas	(ii)	27	15	15
Asset management fee earned from CLP&C	(ii)	5	3	2
Property insurance payments to CLP&C		44	37	29
Claim payment and others to the Company from CLP&C		38	41	46
Brokerage fee from CLP&C	(iii)	216	129	79
Rentals and policy management fee income earned from CLP&C		23	36	—
Rentals, project payments and others to CLRE	(iv)	14	8	18
Property leasing expense charged by IHC	(v)	67	64	33
Asset management fee earned from IHC		6	7	21
Services fee and other income earned from IHC		14	30	—
Asset purchase payments to Chengdu Insurance Institution		—	19	—
Transaction with GDB
Additional capital contribution to GDB		2,999	—	—
Interest income earned from GDB		376	309	361
Brokerage fee charged by GDB	(vi)	16	20	25
Interest income earned from GDB of additional capital contribution		13	—	—
Dividends from GDB		—	55	—
Transaction with Sino-Ocean
Dividends from Sino-Ocean		118	—	—
Transaction with EAP
Payment to EAP		210	298	—
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii)	659	540	362
Dividends to the Company		167	156	140
Payments of insurance policies by AMC to the Company		1	1	1
Brokerage fee to the Company		—	5	1
Additional capital contribution to AMC		—	1,080	—
Transaction with Pension Company
Expenses paid on behalf of Pension Company		134	86	79
Promote fee of Annuity to the Company		8	—	—
Brokerage fee to the Company	(vii)	7	3	1
Investment brokerage fee charged by the Company		5	2	—
IT services fee income earned from Pension Company		2	2	—
Surcharge on building sold to Pension Company		—	244	—
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii)	8	8	7

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:
(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated statement of comprehensive income.

(ii)
In December 2005, CLIC and AMC entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and could be adjusted according to the performance.

In December 2005, the Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2010. The variable service fee was changed to 20% of the fixed service fee per annum payable annually and could be adjusted according to the performance.

In March 2007, CLP&C and the AMC entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and the AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.

In September 2007, China Life Overseas and the AMC HK entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual net investment return yield. In December 2009, China Life Overseas and the AMC HK signed a renewal agreement, which extended the expiry date of the original agreement to 31 December 2010.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually.

In September 2009, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2009 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.45% of portfolio asset value and a performance element of 2% of portfolio returns for assets managed on a discretionary basis, together with a fixed rate of 0.05% of portfolio asset value for assets managed on a non-discretionary basis. In accordance with the 2010 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis maintained unchanged at 0.05% of portfolio asset value for 2010. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis.

Asset management fees charged to the Company and Pension Company by AMC and AMC HK is eliminated in the Consolidated Statement of Comprehensive Income.

(iii)
In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in jurisdiction. The service fee is determined according to cost (tax included) added marginal profit. The agreement term is two year, and the agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring.

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v)
On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. Rental of buildings subleased by IHC was paid directly by the Company to the owner. The agreement expires on 31 December 2012.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(vi)
On 29 April 2007, the Company and GDB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through bank network are included in the agreement. GDB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement has a term of five years.

(vii)
In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at a rate of 80%. The agreement term was one year and subject to an automatic renewal for one year. On 30 December 2010, the Company and Pension Company signed a renewal agreement, The agreement term was one year, and the agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring.

(f)	Amounts due from / to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million
The Group
Amount due from CLIC (Note 12)	598	646
Amount due to CLIC	(1)	—
Amount due from China Life Overseas	22	15
Amount due from CLP&C	37	22
Amount due to CLP&C	(4)	(2)
Amount deposited with GDB	11,667	7,098
Amount due from IHC	17	34
Amount due to IHC	(33)	(64)
The Company
Amount due from Pension Company	91	56
Amount due to Pension Company	(3)	—
Amount due to AMC	(62)	(43)
Amount due to AMC HK	(2)	(1)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
28	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

		For the year ended 31 December
	2010	2009	2008
	RMB million	RMB million	RMB million

Salaries and other benefits	17	23	24

The total compensation package for the Company’s key managements for the year ended 31 December 2010 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2009 has been approved by relevant authorities which includes delay in payment about RMB 4 million.

(h)	Transactions with state-owned enterprises

Under IAS 24 (Amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Amendment) exemption and disclose only qualitative information.

As at 31 December 2010 and 2009, most of bank deposits were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2010, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.

29	SHARE CAPITAL

	As at 31		As at 31
	December 2010		December 2009
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2010, the Company’s share capital was as follows:

	As at 31 December 2010
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

(i)	All shares owned by CLIC are A shares.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
30	RESERVES

		Unrealised
		gains/				Exchange
		(losses)				differences
		from	Statutory			on
	Additional	available-	reserve	Discretionary	General	translating
	paid in	for-sale	fund	reserve fund	reserve	foreign
	capital	securities	RMB million	RMB million	RMB million	operations	Total
	RMB million	RMB million	(a)	(b)	(c)	RMB million	RMB million

As at 1 January 2008	53,860	43,509	7,639	1,841	4,427	—	111,276
Other comprehensive loss for the year	—	(33,452)	—	—	—	(1)	(33,453)
Appropriation to reserve	—	—	1,916	2,792	1,916	—	6,624

As at 31 December 2008	53,860	10,057	9,555	4,633	6,343	(1)	84,447

Other comprehensive income for the year	—	10,745	—	—	—	—	10,745
Appropriation to reserves	—	—	3,293	1,009	3,293	—	7,595

As at 31 December 2009	53,860	20,802	12,848	5,642	9,636	(1)	102,787

Other comprehensive loss for the year	—	(16,202)	—	—	—	(1)	(16,203)
Appropriation to reserves	—	—	3,368	7,192	3,368	—	13,928

As at 31 December 2010	53,860	4,600	16,216	12,834	13,004	(2)	100,512

(a)
Under the relevant PRC law, the Company is required to appropriate 10% of its net profit under CAS to statutory reserve fund. The Company appropriated 10% of net profit to the statutory reserve for the year ended 31 December 2010 and 2009 amounting to RMB 3,368 million and RMB 3,293 million respectively.

(b)
Approved by Annual General Meeting In June 2010, the Company appropriated RMB 3,293 million to discretionary reserve fund for the year ended 31 December 2009 based on the net profit under A share financial statement and RMB 3,899 million to discretionary reserve fund retrospectively reflected at 31 December 2008 due to change of accounting policy. (2009: RMB 1,009 million).

(c)
Pursuant to “Financial Standards of Financial Enterprises — Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2010 and 2009, the Company appropriated 10% of net profit under CAS which is RMB 3,368 million and RMB 3,293 million respectively to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or IFRS, whichever is lower, less any accumulated losses and allocations to statutory reserve that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above was RMB 76,832 million as at 31 December 2010 (as at 31 December 2009: RMB 78,491 million).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010
31	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Pending lawsuits	139	113

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities if the amount of the obligation could be reliably estimated. As at December 31, 2010 and 2009, the Company had additional contingent liabilities the disclosure of which was not practicable, since the amount of the obligations could not be reliably estimated. As at 31 December 2010, the Group didn’t recognize any provision for such certain lawsuits.

32	COMMITMENTS

(a)	Capital commitments
i)	Capital commitments for property, plant and equipment

	As at 31 December 2010	As at 31 December 2009
	RMB million	RMB million

Contracted but not provided for	5,082	488

ii)	Capital commitments to acquire Bohai Venture Capital Fund
The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund of which RMB 374 million had been paid at 31 December 2010. The remaining RMB 126 million will be paid when called.
iiii)	Capital commitments in relation to the China South to North Water Diversion Project

The Group committed to contribute RMB 380 million to the China South to North Water Diversion Project RMB 76 million of the amount had been paid at 31 December 2010 with the remaining RMB 304 million payable when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December	As at 31 December
	2010	2009
	RMB million	RMB million

Land and buildings
Not later than one year	338	297
Later than one year but not later than five years	453	478
Later than five years	42	49

Total	833	824

The operating lease payments charged to profit before income tax for the year ended 31 December 2010 was RMB 606 million (for the year ended 31 December 2009: RMB 593 million).