Form 20-F
period 2011-12-31
CHINA LIFE INSURANCE CO LTD
filed 2012-04-26
CIK 1268896

As filed with the Securities and Exchange Commission on April 26, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-31914

中国人寿保险股份有限公司

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

As of December 31, 2011, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

Large accelerated filer  ☒                  Accelerated filer  ☐                  Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2009, the China Insurance Yearbook 2010, the China Insurance Yearbook 2011 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.2939, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2011 or at all.

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

IFRS	For the year ended December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Consolidated Statement of Comprehensive Income

Revenues
Gross written premiums	265,656	275,970	318,229	318,252	50,565
Less: premiums ceded to reinsurers	(156)	(158)	(177)	(232)	(37)

Net written premiums	265,500	275,812	318,052	318,020	50,528
Net change in unearned premium reserves	(323)	(735)	36	256	41

Net premiums earned	265,177	275,077	318,088	318,276	50,569

Investment income	44,946	38,890	48,872	60,722	9,648
Net realized gains/(losses) and impairment on financial assets	(5,964)	21,244	15,841	(11,208)	(1,781)
Net fair value gains/(losses) through profit or loss	(7,194)	1,449	280	337	54
Other income	3,420	2,630	2,757	2,772	440

Total revenues	300,385	339,290	385,838	370,899	58,930

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(89,659)	(74,858)	(71,237)	(101,349)	(16,103)
Accident and health claims and claim adjustment expenses	(7,641)	(7,808)	(8,740)	(7,789)	(1,238)
Increase in insurance contracts liabilities	(134,649)	(154,372)	(199,655)	(181,579)	(28,850)
Investment contract benefits	(1,931)	(2,142)	(1,950)	(2,031)	(323)
Policyholder dividends resulting from participation in profits	(1,671)	(14,487)	(13,224)	(6,125)	(973)
Underwriting and policy acquisition costs	(24,200)	(22,936)	(27,256)	(27,434)	(4,359)
Finance costs	(438)	(111)	(304)	(873)	(139)
Administrative expenses	(16,652)	(18,719)	(20,285)	(21,549)	(3,424)
Other operating expenses	(2,971)	(2,279)	(3,351)	(3,275)	(520)
Statutory insurance fund contribution	(558)	(537)	(599)	(595)	(95)

Total benefits, claims and expenses	(280,370)	(298,249)	(346,601)	(352,599)	(56,022)

Share of profit of associates	(56)	704	1,771	2,213	352
Profit before income tax	19,959	41,745	41,008	20,513	3,259
Income tax	(685)	(8,709)	(7,197)	(2,022)	(321)

Net profit	19,274	33,036	33,811	18,491	2,938

Attributable to:
- Equity holders of the Company	19,137	32,881	33,626	18,331	2,913
- Non-controlling interests	137	155	185	160	25
Basic and diluted earnings per share(1)	0.68	1.16	1.19	0.65	0.10

Other comprehensive income
Fair value (losses)/gains on available-for-sale securities	(61,622)	39,470	(13,666)	(45,576)	(7,241)
Amount transferred to net profit from other comprehensive income	4,878	(21,040)	(15,763)	11,054	1,756
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders	11,702	(3,999)	7,983	2,521	401
Share of other comprehensive income of associates	291	(70)	(131)	(201)	(32)
Others	(3)	—	(1)	(1)	(0.16)
Income tax relating to components of other comprehensive income	11,260	(3,607)	5,362	7,989	1,269
Other comprehensive income for the year	(33,494)	10,754	(16,216)	(24,214)	(3,847)
Total comprehensive income for the year	(14,220)	43,790	17,595	(5,723)	(909)
Attributable to
- Equity holders of the Company	(14,316)	43,626	17,423	(5,874)	(933)
- Non-controlling interests	96	164	172	151	24

(1)	Numbers for the years ended December 31, 2008, 2009, 2010 and 2011 are based on the weighted average number of 28,264,705,000 shares in issue during such years.

IFRS	As of December 31,
	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statement of Financial Position

Assets
Property, plant and equipment	16,720	17,467	18,946	20,231	3,214
Investments in associates	7,891	8,470	20,892	24,448	3,884
Held-to-maturity securities	211,929	235,099	246,227	261,933	41,617
Loans	17,926	23,081	36,543	61,104	9,708
Term deposits	228,272	344,983	441,585	520,793	82,746
Statutory deposits-restricted	6,153	6,153	6,153	6,153	978
Available-for-sale securities	424,939	517,499	548,121	562,948	89,443
Securities at fair value through profit or loss	14,099	9,133	9,762	23,683	3,763
Securities purchased under agreements to resell	—	—	—	2,370	377
Accrued investment income	13,149	14,208	18,193	22,946	3,646
Premiums receivable	6,433	6,818	7,274	8,253	1,311
Reinsurance assets	940	832	830	878	140
Other assets	4,957	6,317	8,199	12,182	1,936
Cash and cash equivalents	34,085	36,197	47,854	55,985	8,895

Total assets	987,493	1,226,257	1,410,579	1,583,907	251,657

Liabilities and equity

Liabilities

Insurance contracts	662,865	818,164	1,018,135	1,199,373	190,561
Investment contracts	65,063	67,326	70,171	69,797	11,090
Securities sold under agreements to repurchase	11,390	33,553	23,065	13,000	2,065
Policyholder dividends payable	43,178	54,587	52,828	46,368	7,367
Annuity and other insurance balances payable	4,980	5,721	8,275	11,954	1,899
Premiums received in advance	1,811	1,804	1,880	3,719	591
Bonds payable	—	—	—	29,990	4,765
Other liabilities	11,057	11,978	13,746	13,968	2,219
Deferred tax liabilities	10,344	16,361	11,776	1,454	231
Current income tax liabilities	1,668	3,850	34	750	119
Statutory insurance fund	266	137	194	146	23

Total liabilities	812,622	1,013,481	1,200,104	1,390,519	220,931

Equity
Share capital	28,265	28,265	28,265	28,265	4,491
Reserves	84,447	102,787	100,512	83,371	13,246
Retained earnings	61,235	80,020	79,933	79,894	12,694

Attributable to equity holders of the Company	173,947	211,072	208,710	191,530	30,431

Non-controlling interests	924	1,704	1,765	1,858	295

Total equity	174,871	212,776	210,475	193,388	30,726

Total liabilities and equity	987,493	1,226,257	1,410,579	1,583,907	251,657

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.2939 to US$1.00, the noon buying rate on December 30, 2011 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On April 20, 2012, the exchange rates were US$ 1.00 to RMB 6.3080 and US$ 1.00 to HK$ 7.7613, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2011	6.3825	6.3534	7.7884	7.7634
November 2011	6.3839	6.3400	7.7957	7.7679
December 2011	6.3733	6.2939	7.7851	7.7663
January 2012	6.3330	6.2940	7.7674	7.7538
February 2012	6.3120	6.2935	7.7559	7.7532
March 2012	6.3315	6.2975	7.7678	7.7551
April 2012 (through April 20, 2012)	6.3150	6.2975	7.7660	7.7580

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2007, 2008, 2009, 2010, 2011 and 2012 (through April 20, 2012) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2007	7.2946	7.7984	7.6072	7.8008
2008	6.8225	7.7499	6.9477	7.7814
2009	6.8259	7.7536	6.8295	7.7513
2010	6.6000	7.7810	6.7603	7.7692
2011	6.2939	7.7663	6.4475	7.7793
2012 (through April 20, 2012)	6.3080	7.7613	6.3018	7.7594

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business

Our growth is dependent on our ability to attract and retain productive agents.

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from insurance companies and other business institutions may also force us to increase the compensation of our agents and sales representatives, which would increase operating costs and reduce our profitability. Although we have not had difficulty in attracting and retaining productive agents in the recent past, and do not anticipate any difficulties in the future, we cannot guarantee that this will continue to be the case.

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

Our profitability is affected by changes in interest rates. From the beginning of the year 2011 to the date of this annual report, the PBOC increased the interest rates three times. As a result, the interest rate on one-year term deposits was raised from 2.75% to 3.50%. The Chinese government may further increase interest rates, which may increase surrenders and withdrawals of insurance and annuity policies and contracts as policyholders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decrease in the future, the income we realize from our investments may be reduced. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing lower interest rates.

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

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. As of December 31, 2011, the average guaranteed rate of return of the products we offered was 2.43%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. We have not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and as of December 31, 2011, approximately 99.7% of our total investment assets were in China. In particular, as of December 31, 2011, approximately 44.6% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 34.8% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 38.8% were placed with the four largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 547 million (US$87 million) in foreign exchange losses for the year ended December 31, 2011, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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

Approximately 44.6% of our investment assets as of December 31, 2011 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Unless we are permitted to invest in a broader range of asset classes, our ability to improve our rate of investment return will be limited.

Our premiums have grown steadily during the last three years. As a Chinese life insurance company we are subject to restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. In 2011, the investment channels of Chinese life insurance companies were broadened to permit investment in bank deposits, debt securities, stocks, Chinese securities investment funds, real property, equity interests of non-listed enterprises, interest rate swaps, overseas investments and other investment channels as approved by the State Council, all subject to various limitations. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. If the asset classes in which we are permitted to invest do not further expand in the future, we will be limited in our ability to improve our rate of return, which may materially and adversely impact our profitability.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2011, we had RMB 181,880 million (US$28,898 million) invested in equity securities, among which RMB 177,097 million (US$28,138 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

As a Chinese life insurance company, we are subject to restrictions under current PRC insurance law and regulations on the asset classes in which we are permitted to invest. We understand that the CIRC is considering opening further investment channels to insurance companies. We will consider these alternative ways of investing once they become available to us. For example, we made our first private equity fund investment in 2011. However, these new or potential investment channels are still undergoing evolving regulatory requirements. In addition, our experience with these new investment channels, especially overseas channels, might be limited. These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

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

We establish the reserves for obligations of future policies based on the expected payout of benefits, calculated through the use of assumptions for discount rate, mortality, morbidity, expenses and lapse rate, as well as certain macro-economic factors. These assumptions are based on our previous experience and data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these reserves or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review and update the assumptions used to evaluate the reserves periodically, and establish the reserves for insurance policies based on such assumptions. Standards with respect to the calculation and presentation of reserves are still evolving, and any charges in the future may also impact our earnings and presentations of financial statements. We record changes in our reserves in the period the reserves are established or re-estimated. If the reserves originally established for future policy benefits prove inadequate, we must increase our reserves established for future policy benefits, which may have a material effect on our earnings and our financial condition.

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

We establish liabilities for claims arising from a specific catastrophe after assessing the exposure and damages arising from the event. Although we purchased catastrophe reinsurance in 2011 in order to reduce our catastrophe exposure, we cannot assure you that any significant catastrophic event will not have a material adverse effect on us.

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

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, there is no universal standard which defines the form, calculation method or presentation format of the embedded value of an insurance company. Assumptions used in embedded value calculations include discount rate, mortality, morbidity, expenses and surrender rate, as well as certain macro-economic factors. These assumptions may deviate significantly from our actual experience. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in their entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.

We use computer systems to store, retrieve, evaluate and utilize customer and company data and information. Our business is highly dependent on our ability to access these systems to perform necessary business functions such as developing and selling insurance products, providing customer support, policy management, filing and paying claims, managing our investment portfolios and producing financial statements. Although we have designed and implemented a variety of security measures and backup plans to prevent or limit the effect of failure, our computer systems may be vulnerable to disruptions as a result of natural disasters, man-made disasters, cyberattacks, criminal activities, pandemics or other events beyond our control. The failure of our computer systems for any reason could disrupt our operations and may adversely affect our business, results of operations and financial condition.

We retain confidential information on our computer systems, including customer information and proprietary business information. Any compromise of the security of our computer systems that results in the disclosure of personally identifiable customer information could damage our reputation, exposes us to litigation, increase regulatory scrutiny and requires us to incur significant technical, legal and other expenses.

United States Foreign Account Tax Compliance Legislation

Legislation incorporating provisions referred to as Foreign Account Tax Compliance Act, or FATCA, was adopted by the United States on March 18, 2010. The legislation and subsequent guidance released in February 2012 generally requires a foreign financial institution, or FFI, to enter into an FFI agreement by June 30, 2013 under which it will agree to identify and provide the United States Internal Revenue Service, or IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or face 30% withholding tax on payments made to the FFI from U.S. sources beginning on January 1, 2014. In addition, an FFI that has entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into their own FFI Agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. We will closely monitor developments regarding FATCA. If we are required to enter into and comply with the terms of an FFI agreement, we expect that our compliance costs will be increased.

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

Our closest competitors are Ping An Insurance (Group) Company of China, Ltd., or Ping An, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An, New China Life, China Pacific Life and we accounted for more than 67% of the individual and group life insurance premiums in China in 2010, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 38% in 2009 to 37% in 2010. Each of Ping An, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. Ping An had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian, Haikou, Sanya, Xiamen, and Shenzhen in 2010. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Barriers to foreign insurers’ entry into the Chinese insurance market were phased out as a result of China’s accession to the World Trade Organization, or WTO, in December 2001, which has allowed foreign insurers to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, the foreign-invested insurers had respective life insurance market shares of approximately 21%,17% and 10% in 2010. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 59 property and casualty insurers as of December 31, 2011. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•

Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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

Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.2% of our individual agents had not obtained such a certificate as of December 31, 2011. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent has obtained a qualification certificate from the CIRC, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, the rules issued by the CBRC in November 2010 and by the CBRC and CIRC in March 2011 imposed a series of restrictions on sales of insurance products through bancassurance including, among other things, that insurance companies are prohibited from the sale of insurance products by their own sales representatives at the sites of the commercial banks or banking operations of post offices. We believe that these restrictions have already adversely affected the sales of our bancassurance products in 2011 and resulted in the decrease in the net premiums earned from individual life insurance business in 2011. These restrictions may continue to, at least in the short term, adversely affect the sales of our bancassurance products. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in 2010 the CIRC has published for comment draft regulations that would remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which is currently 2.50%. Because it is still unclear if and when the CIRC will issue final rules on this subject and what will be provided in the final rules, we have not yet determined the impact, if any, on our business as a whole if the cap were to be removed, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. The solvency ratio is calculated by dividing the actual capital of an insurance company by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of minimum capital. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2011 was 170.12%. In 2011, our solvency ratio decreased due to the decrease in returns on our investments resulting from the continued weakness of the Chinese capital markets, growth of our business and distribution of shareholder dividends. In October 2011, we issued subordinated term debt of RMB 30 billion to improve our solvency ratio. While our solvency ratio is currently above the required ratio of 100%, if we continue to grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of subordinated term debt, which would increase our financing costs, or through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

The MOF’s approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence, as described above, to meet any payment obligation arising out of the non-transferred policies, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the MOF has the authority to issue this approval regarding the special purpose fund, (2) the approval is valid and effective, and (3) it has no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that a court would decide in a manner consistent with King & Wood’s conclusions.

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

In 2011, in an effort to fight inflation, the Chinese government took certain measures, including increasing the interest rates and the deposit reserve ratio. From the beginning of the year 2011 to the date of this annual report, the interest rate on one-year term deposits, a key benchmark rate, was raised three times from 2.75% to 3.50%. Some of these measures benefit the overall economy of China but may have a negative effect on our business. See “—We are exposed to changes in interest rates.” For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate policies, tax regulations, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

We are organized under the laws of China and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations involve uncertainties.

Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China.

In accordance with the rules applicable to Chinese overseas listed companies, our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and ADSs and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China, subject to the satisfaction of certain legal requirements. However, due to the limited number of actions that have been brought in China by holders of shares issued by a Chinese company to enforce an arbitral award, we are uncertain as to the outcome of any action brought in China to enforce a Hong Kong arbitral award made in favor of holders of H shares and ADSs.

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders.

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us or the consenting shareholders to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

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

Under current PRC tax laws, regulations and rulings, dividends paid by us to individual holders of H shares outside of the PRC are subject to PRC individual income tax, the rate of which shall be determined according to applicable tax treaties between the home country of an individual holder of H shares and China. When paying dividends for the year of 2008 and each year thereafter to non-resident enterprise holders of H shares outside of the PRC, such dividends are subject to an enterprise income tax, which is currently levied at a rate of 10%. Such non-resident enterprise holders of H shares may be entitled to tax reductions or exemptions according to applicable tax treaties. In addition, to date, relevant tax authorities have not collected capital gains tax on the gains realized by individuals upon the sale or other disposition of H shares. If relevant tax authorities promulgate implementation rules on the taxation of capital gains realized by individuals upon the sale or other disposition of H shares, individual holders of H shares may be required to pay capital gains tax. See “Item 10. Additional Information—Taxation—The People’s Republic of China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 20, 2012, the Renminbi has appreciated by approximately 31.2%. We had approximately RMB 547 million (US$87 million) in foreign exchange losses for the year ended December 31, 2011, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means our after-tax profits as determined under PRC GAAP, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference in the amount of our after-tax profits in 2011 calculated under PRC GAAP or IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Policy on Dividend Distributions”.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed as a joint stock company pursuant to the PRC company law on June 30, 2003 under the corporate name of 中国人寿保险股份有限公司 in connection with the restructuring.

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

Our Restructuring

Upon the approval of the State Council and the CIRC, we were formed on June 30, 2003 as a joint stock company in connection with the restructuring by CLIC, our controlling shareholder. The restructuring was effected through a plan of restructuring, which was approved by the CIRC on August 21, 2003, and a restructuring agreement we entered into with CLIC on September 30, 2003, with retroactive effect to June 30, 2003, which we refer to in this annual report as the effective date. Pursuant to PRC law and the restructuring agreement, we enjoyed the rights and benefits and assumed the obligations and liabilities arising from the restructuring from and after the effective date.

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

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The special purpose fund is funded by investment assets retained by CLIC; renewal premiums paid on the non-transferred policies over time; a portion of the tax payments made by CLIC, China Life and AMC under the tax rebate mechanism described below; profits from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by China Life; proceeds from the disposition of China Life shares by CLIC over time; and funds injected by the MOF in the event of a deficiency in the special purpose fund, as described below. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees and professional fees, and such other purposes as the management committee of the fund may agree. A management committee comprised of three representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. As of the date of this annual report, CLIC is in the process of applying for the extension of the period during which the income tax payments made by CLIC, AMC and us will be rebated to CLIC.

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

We incurred capital expenditures of RMB 4,719 million (US$750 million), RMB 4,737 million and RMB 2,456 million in 2011, 2010 and 2009, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We had nearly 139 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2011. We also offer accident and short-term health insurance policies to individuals and groups. As of December 31, 2011, the average guaranteed rate of return of the products we offered was 2.43%. For the financial year ended December 31, 2011, our lapse rate was approximately 2.79%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 92.50% for 14 months after issuance and 86.90% for 26 months after issuance.

Individual Life Insurance

We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 685,000 exclusive agents operating in approximately 18,465 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Gross written premiums generated by our individual life insurance products, including long-term health and long-term accident insurance products, totaled RMB 302,012 million (US$47,985 million) for the year ended December 31, 2011, RMB 302,781 million for the year ended December 31, 2010 and RMB 261,715 million for the year ended December 31, 2009, constituting 94.9%, 95.2% and 94.8% of our total gross written premiums for those periods. The figure for 2011 represented a 0.3% decrease from 2010.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Annual growth rate
	2009	2010	2011	2011	(2009-2011)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums	261,715	302,781	302,012	47,985	7.4%
Individual life liabilities of insurance contracts	808,591	1,008,201	1,189,777	189,037	21.3%
Individual life liabilities of investment contracts	14,579	15,664	13,349	2,121	(4.3)%

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

We offer both non-participating and participating products. There were approximately 84.96 million non-participating policies and 54.15 million participating policies as of December 31, 2011, among which approximately 53.24 million non-participating policies and 48.60 million participating policies are offered to individuals.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums
Whole life and term life insurance	38,665	39,747	40,233	6,392
Endowment	184,841	220,505	221,925	35,260
Annuities	38,209	42,529	39,854	6,332

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

The guaranteed rate of return in China for non-participating whole life insurance products has been capped at 2.50% by the CIRC since June 1999. We believe that the insurance market will continue to move away from non-participating whole life insurance products.

Non-participating term life insurance products provide a guaranteed benefit upon the death of the insured within a specified time period in return for the periodic payment of fixed premiums. Specified coverage periods generally range from 5 to 30 years or expire at specified ages. Death benefits may be level over the period or increasing. Premiums are typically at a level amount for the coverage period. Term life insurance products are sometimes referred to as pure protection products, in that there are normally little or no savings or investment elements. Unlike endowment products, term life insurance policies expire without value at the end of the coverage period if the insured person is still alive.

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

Participating endowment products

We also offer participating endowment products, which are endowment policies that also provide a participation feature in the form of dividends. Policyholders are entitled to share a portion of the distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender. Participating endowment products are among the most popular individual life insurance products in China.

New Hong Tai Endowment and Hong Ying Endowment have generated the most income for participating endowment products in 2011. New Hong Tai Endowment had RMB 58,432 million (US$9,284 million) of net premiums in 2011, representing 19.4% of net premiums of our individual life insurance business. Hong Ying Endowment had RMB 56,000 million (US$8,898 million) of net premiums in 2011, representing 18.6% of total gross written premiums of our individual life insurance business. The net premiums earned from our participating endowment products increased by RMB 58,583 million, or 28.8%, to RMB 261,799 million (US$41,596 million) in 2011 from RMB 203,216 million in 2010.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 685,000 exclusive agents operating in approximately 18,465 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 14,000 direct sales representatives operating in approximately 3,000 branch offices as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Gross written premiums generated from our group life insurance and annuity products totaled RMB 438 million (US$70 million) for the year ended December 31, 2011, RMB 473 million for the year ended December 31, 2010 and RMB 190 million for the year ended December 31, 2009, constituting 0.14%, 0.15% and 0.07% of our total gross written premiums for each respective year. The figure for 2011 represented a 7.40% decrease from 2010. This decrease was primarily due to the adjustment of our operation strategies with respect to group life insurance business, pursuant to which we reduced the sales of group annuities and whole life insurance products.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Annual growth rate
	2009	2010	2011	2011	(2009-2011)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums	190	473	438	70	51.8%
Group life liabilities of insurance contracts	632	695	709	113	5.9%
Group life liabilities of investment contracts	52,747	54,507	56,448	8,969	3.4%

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

	For the year ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums:
Group annuities	18	21	20	3
Group whole life and term life insurance	172	452	418	66

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

	As of or for the year ended December 31,				Annual growth rate
	2009	2010	2011	2011	(2009-2011)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	7,076	7,657	8,766	1,393	11.3%
Short-term health insurance premiums	6,989	7,318	7,036	1,118	0.3%
Accident and health reserves for claims and claim adjustment expenses (gross)	2,944	3,304	3,189	507	4.1%
Accident and health insurance unearned premium reserves (gross)	5,997	5,935	5,698	905	(2.5)%

Accident Insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 8,766 million (US$1,393 million) for the year ended December 31, 2011, RMB 7,657 million for the year ended December 31, 2010 and RMB 7,076 million for the year ended December 31, 2009, constituting 2.8%, 2.4% and 2.6% of our total gross written premiums for those periods.

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

Health Insurance

We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB 7,036 million (US$1,118 million ) for the year ended December 31, 2011, RMB 7,318 million for the year ended December 31, 2010 and RMB 6,989 million for the year ended December 31, 2009, constituting 2.2%, 2.3% and 2.5% of our total gross written premiums for those periods. The figure for 2011 represented a 3.9% decrease from 2010.

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

Product Development

In 2011, in line with our general development strategy, we developed and introduced 16 new products, including 11 long-term insurance products consisting of 9 life insurance products, 1 health insurance product and 1 accident insurance product; and 5 short-term insurance products consisting of 4 accident insurance products, and 1 life insurance product with a term of one year.

With respect to long-term insurance products, we developed and introduced, among others:

•

for individual insurance distribution channels, the upgraded China Life Mei Man Yi Sheng annuity participating product, which has been one of our most popular products; the China Life Fu Man Yi Sheng participating endowment, which may meet diversified customer needs by allowing the customers to determine the starting age of receiving the payment and providing high benefits in the event of death as a result of an accident; the China Life Fu Lu Xin Zun participating endowment and the Fu Lu Baby participating endowment, which further enhance the Fu Lu series; and the Song He Yi Nian annuity participating product, which is expected to further enhance our position in the commercial pension insurance market;

•

for bancassurance distribution channels, the China Life Xin Hong Tai Golden participating endowment; the upgraded China Life Mei Man Yi Sheng annuity participating product, which is expected to improve the competitive advantage and embedded value of our bancassurance business; the An Xin Wu You series, including the China Life An Xin Wu You participating endowment, the China Life Supplemental An Xin Wu You Major Disease Insurance with Advance Payment and the China Life An Xin Wu You Long-term Accident Insurance, which are expected to further meet market needs;

•	our first group investment-linked insurance product, the Wen Ying Yi Sheng Group Annuity Investment-linked Insurance, to be marketed through group insurance channels; and

•	the China Life Yu Cai Shao Er participating endowment, which is expected to support the marketing and sales through telephone sales.

With respect to short-term insurance products, we introduced the China Life Rural Subsidized Poverty Loan Borrower Term Life Micro-insurance, the China Life Rural Subsidized Poverty Loan Borrower Accident Micro-insurance, the China Life Rural Subsidized Poverty Loan Borrower Group Accident Micro-insurance and the China Life Rural Subsidized Poverty Loan Borrower Quan Jia Fu Accident Micro-insurance, to meet the needs of the large number of people in rural areas. We also developed a series of short term insurance products, including the China Life Students and Children Disability and Burn Accident Insurance, to meet the needs of particular groups.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 685,000 exclusive agents operating in approximately 18,465 field offices for our individual products and more than 14,000 direct sales representatives in approximately 3,000 branch offices for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices as of the end of December 2011, which was approximately the same as in 2010. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 685,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2009	2010	2011
Number of exclusive agents (approximately)	777,000	706,000	685,000
Number of field offices	19,000	18,953	18,465

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 706,000 as of the end of 2010 to 685,000 as of the end of 2011. This decrease was partially due to the strengthened performance review conducted by us in 2011, as a result of which a number of exclusive agents with lower productivity level left. In addition, increasing competition for agents from other business institutions made it difficult for insurance companies including ourselves to increase the number of exclusive agents. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company).

Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters – Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we and members of our management may face sanctions if we retain individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2011, approximately 99.8% of our individual agents had obtained such a certificate.

We supervise and provide training to our exclusive agents through more than 1,300 full-time trainers and 20,000 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Our direct sales representatives include approximately 3,700 full-time employees and 10,000 agents for group insurance and operate in approximately 3,000 branch offices across China.

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

Intermediaries

We also offer individual and group products through intermediaries. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices, as well as insurance agencies and insurance brokerage companies.

Bancassurance

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Bancassurance is a steady growing channel, and we will continue to dedicate substantial resources, through our bancassurance department, to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

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

Competition

Our nearest competitors are Ping An, New China Life and China Pacific Life.

•

In the individual life insurance market, Ping An, New China Life, China Pacific Life and we collectively represented 68% of total individual life insurance premiums in 2010. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•

In the group life insurance market, Ping An, New China Life, China Pacific Life and we collectively represented 64% of total group life insurance premiums in 2010. We primarily compete based on the nationwide reach of our sales network, our relationships with large companies and institutions in China, the level of services we provide, as well as our strong brand name.

•

In the accident insurance market, Ping An, New China Life, China Pacific Life and we collectively represented 74% of total accident premiums in 2010. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An, New China Life, China Pacific Life and we collectively represented 70% of total health premiums in 2010. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2010, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share(1)	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	37%	5%	40%	26%	36%
Ping An Insurance (Group) Company of China, Ltd.	10%	50%	13%	33%	11%
China Pacific Life Insurance Co. Ltd.	10%	8%	17%	2%	10%
New China Life Insurance Co. Ltd.	11%	1%	4%	9%	10%
Tai Kang Life Insurance Co. Ltd.	8%	1%	5%	5%	7%
Others(2)	24%	35%	21%	25%	26%
Total	100%	100%	100%	100%	100%

(1)	The statistics in the China Insurance Year Book 2011 do not include long-term accident and health insurance products.
(2)	Others include: Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., Pacific-Antai Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., John Hancock-Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., Haier New York Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA - CMC Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US Metlife Insurance Co., Ltd. and Shanghai, Guangdong, Shenzhen, Beijing, Jiangsu, Dongguan and Jiangmen branches of American International Assurance Co., Ltd., Cathay Life Insurance Co., Ltd., Met Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Jiahe Life Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Guohua Life Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., and Shin Kong – HNA Life Insurance Co., Ltd., An Bang Life Insurance CO., Ltd., Zhongrong Life Insurance Co., Ltd., BoComm Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd.

Source: China Insurance Yearbook 2011

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 59 licensed life insurance companies in China as of December 31, 2009, 61 as of December 31, 2010 and 61 as of December 31, 2011. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business”.

We also face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and brokerage houses licensed to manage separate accounts. These financial services providers may be permitted to manage employer-sponsored defined contribution pension plans, which we believe will compete directly with our group annuity products. We also face competition in the sale of our individual participating policies and annuities from financial institutions which offer investment products to the public.

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

We deliver customer services primarily through customer service units operating in our branch offices and in field offices throughout China and a sophisticated telephone call center network. We take advantage of alternative customer services channels, such as cell phone messages and the Internet, complementing the customer services provided by our customer service units and the call center network. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

Customer service units

We provide customer support through approximately 3,000 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide.

Telephone call service center

Our telephone call service centers allow customers to make product and service inquiries, file complaints, report claims and losses, make appointments and update the contact information regarding holders of policies. They also provide call-back, greeting message and reminder call services to customers. We intend to continue to broaden the services we offer through these call service centers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis.

We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2011, for eight consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

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

Internet-based services

Our customers can utilize our Internet-based services for inquiries, complaints and service requests through our website (www.e-chinalife.com). We also use emails to send messages to our customers all over China, conveying such information as birthday and holiday greetings, premium payment notices and premium payment confirmations.

Supplementary services

To allow our customers to enjoy superior service and enhance their service experience, we provide several types of supplementary services while continue to provide quality basic insurance services.

In 2007, we launched for the first time the “China Life 1+N” service brand, which covers all areas of services we provide to our customers, including several types of basic policy-related services and supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” for five consecutive years.

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

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of mortality table, morbidity, expenses and investment returns. Those assumptions and other assumptions for calculating the margin for expected profitability are based on our own experience , third party consultation, the experience of reinsurance companies and published data from other institutions. For more information on regulation of insurance products, see “—Regulatory and Related Matters—Insurance Company Regulation”.

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

We have also entered into reinsurance agreements separately with the Beijing branch of Munich Reinsurance Company, the Beijing branch of Swiss Reinsurance Company Limited, the Shanghai branch of General Re Corporation and the Shanghai branch of Hannover Re.

In April 2011, we purchased catastrophe reinsurance in order to reduce our catastrophe exposure.

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

We establish the liabilities to meet our obligations under our insurance contracts based on the present value of reasonable estimates of future cash outflows less future cash inflows. We have considered margin in the establishment of such liabilities. Our assumptions for calculating reserve amounts include assumptions for mortality, morbidity, lapse rate, expenses and discount rate. These assumptions may deviate from our actual experiences and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these liabilities or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as future macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review these assumptions periodically, based on analysis of historical experiences and expectations of future developments. We evaluate our liabilities based on reviewed assumptions. To the extent that actual experiences deviate significantly from our assumptions used to establish these liabilities, and these deviations are expected to continue in the foreseeable future, we may be required to increase or decrease our liabilities. This increase or decrease could have a material effect on our profitability and, if significant, our financial condition.

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

Investments

As of December 31, 2011, we had RMB 1,494,969 million (US$237,527 million) of investment assets. As provided by China’s insurance law and regulations, we may invest insurance premiums and other insurance funds in bank deposits, debt securities, stocks, Chinese securities investment funds, real property, equity interests of non-listed enterprises, interest rate swaps, overseas investments and other investment channels as approved by the State Council, all subject to various limitations.

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

The following table summarizes information concerning our investment assets as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009		2010		2011
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	36,197	3.1%	47,854	3.6%	55,985	3.7%
Term deposits (excluding structured deposits)	344,710	29.4%	441,585	33.0%	520,793	34.8%
Structured deposits	273	0.0%	—	0.0%	—	0.0%
Statutory deposits—restricted	6,153	0.5%	6,153	0.5%	6,153	0.4%

Debt securities, held-to-maturity	235,099	20.1%	246,227	18.4%	261,933	17.5%
Debt Securities, available-for-sale	340,825	29.1%	354,452	26.5%	383,527	25.7%
Debt securities, securities at fair value through profit or loss (held-for-trading)	6,391	0.5%	7,513	0.6%	21,224	1.4%
Debt securities	582,315	49.7%	608,192	45.5%	666,684	44.6%

Loans	23,081	2.0%	36,543	2.7%	61,104	4.1%

Equity securities, available for sale	176,674	15.1%	193,669	14.5%	179,421	12.0%
Equity securities, securities at fair value through profit or loss (held-for-trading)	2,742	0.2%	2,249	0.2%	2,459	0.2%
Equity securities	179,416	15.3%	195,918	14.7%	181,880	12.2%

Resale agreements	—	—	—	—	2,370	0.2%
Total investment assets	1,172,145	100%	1,336,245	100%	1,494,969	100%

Average investment assets balance	1,054,774		1,254,195		1,415,607

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

Investment results

Our investment yields for the years ended December 31, 2011, 2010 and 2009 were 3.51%, 5.11% and 5.78%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2009		2010		2011
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.3%	10,805	3.7%	16,363	4.6%	24,978
Ending assets: cash and cash equivalents		36,197		47,854		55,985
Ending assets: statutory deposits—restricted		6,153		6,153		6,153
Ending assets: term deposits		344,983		441,585		520,793

Ending assets		387,333		495,592		582,931
Debt securities:
Investment income	4.1%	23,759	4.3%	25,586	4.4%	28,075
Net realized gains/(losses)		3,346		584		444
Net fair value gains/(losses) through profit or loss		(277)		403		(405)

Total		26,828		26,573		28,114
Ending assets		582,315		608,192		666,684
Loans:
Investment income	5.7%	1,172	5.3%	1,583	5.4%	2,658
Ending assets		23,081		36,543		61,104
Equity securities:
Investment income	2.5%	3,146	2.8%	5,251	(3.5)%	4,913
Net realized gains/(losses) and impairment on financial assets		17,898		15,257		(11,652)
Net fair value gains/(losses) through profit or loss		1,726		(486)		134

Total		22,770		20,022		(6,605)
Ending assets		179,405		195,918		181,880
Resale and repurchase agreements:
Resale agreements:
Investment income	N/A	8	N/A	89	8.3%	98
Total		8		89		98
Ending assets		—		—		2,370
Repurchase agreements:
Investment expense		(111)		(304)		(570)
Ending assets		33,553		23,065		13,000
Investments in associates:
Investment income/(losses)	8.6%	704	12.1%	1,771	9.8%	2,213
Ending assets		8,470		20,892		24,448
Total investments:
Investment income	5.78%	38,890	5.11%	48,872	3.51%	60,722
Net realized gains/(losses) and impairment on financial assets		21,244		15,841		(11,208)
Net fair value gains/(losses) through profit or loss		1,449		280		337
Business tax and extra charges for investment		(662)		(842)		(121)

Total		60,921		64,151		49,730
Ending assets		1,172,145		1,336,245		1,494,969

(1)	Yields for 2009, 2010 and 2011 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 34.8% of our total investment assets as of December 31, 2011, 33.1% of our total investment assets as of December 31, 2010, and 29.4% of our total investment assets as of December 31, 2009.

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

The following table sets forth term deposits and structured term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2009	2010	2011
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	84,393	19,268	44,876
Due after one year and through five years	196,090	340,917	453,117
Due after five years and through ten years	64,500	81,400	22,800
Due after ten years	—	—	—

Total term deposits and structured term deposits	344,983	441,585	520,793

The following table sets forth term deposits and structured term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2009	2010	2011
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	2,700	—	—
Agriculture Bank of China	16,883	29,300	49,100
Bank of China	70,400	108,200	134,700
China Construction Bank	21,000	18,200	18,200
Other banks	234,000	282,885	318,793

Total term deposits and structured term deposits	344,983	438,585	520,793

A structured deposit is a term deposit combined with an opportunity of enhanced returns, which is usually linked to a certain financial market index. The bank providing this service has the right to terminate the structured deposit at its discretion.

We started to make structured deposits in foreign currencies with commercial banks in 2004. In 2010, the banks with which we made structured deposits determined to terminate the structured deposits, as permitted in their discretion. As a result, we did not hold any structured deposits as of December 31, 2011 and 2010.

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

Debt securities represented 44.6% of our total investment assets as of December 31, 2011, 45.5% of our total investment assets as of December 31, 2010, 49.7% of our total investment assets as of December 31, 2009.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds and subordinated bonds and debt comprised 15.7%, 38.7%, 32.7% and 12.8% of our total available-for-sale debt securities as of December 31, 2011, 16.3%, 41.1%, 35.4% and 7.2% of our total available-for-sale debt securities as of December 31, 2010 and 15.2%, 48.5%, 30.1% and 6.2% of our total available-for-sale debt securities as of December 31, 2009. Except for a small number of debt securities, which collectively had a carrying value of RMB 336 million (US$53 million) as of December 31, 2011, most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2009				2010				2011
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available –for-sale:
Government bonds	50,623	8.6%	51,996	8.9%	57,727	9.5%	57,871	9.5%	57,969	8.7%	60,325	9.0%
Government agency bonds	167,313	28,4%	165,231	28.3%	145,522	23.8%	145,538	24.0%	146,810	22.0%	148,539	22.2%
Corporate bonds	103,603	17.7%	102,553	17.6%	127,225	20.8%	125,423	20.7%	128,467	19.2%	125,407	18.7%
Subordinated bonds/debt	21,198	3.6%	21,045	3.6%	26,541	4.3%	25,620	4.2%	51,042	7.6%	49,256	7.4%

Total debt securities, available-for-sale	342,737	58.4%	340,825	58.5%	357,015	58.5%	354,452	58.5%	384,288	57.6%	383,527	57.3%

Debt securities, held to maturity:
Government bonds	103,980	17.8%	107,432	18.4%	105,006	17.2%	105,720	17.4%	87,451	13.1%	90,727	13.6%
Government agency bonds	84,619	14.5%	82,728	14.2%	90,230	14.8%	89,243	14.7%	89,631	13.4%	89,509	13.4%
Corporate bonds	3,139	0.5%	3,245	0.6%	3,138	0.5%	3,232	0.5%	6,437	1.0%	6,503	1.0%
Subordinated bonds/debt	43,361	7.4%	42,264	7.3%	47,853	7.8%	46,109	7.6%	78,414	11.7%	77,646	11.6%

Total debt securities, held to maturity	235,099	40.2%	235,669	40.4%	246,227	40.3%	244,304	40.3%	261,933	39.2%	264,385	39.5%

Debt securities, securities at fair value through profit or loss (held-for-trading)
Government bonds	2,483	0.4%	2,438	0.4%	898	0.1%	883	0.1%	589	0.1%	589	0.1%
Government agency bonds	3,559	0.6%	3,549	0.6%	1,918	0.3%	1,915	0.3%	4,296	0.6%	4,285	0.6%
Corporate bonds	403	0.1%	404	0.1%	4,415	0.7%	4,715	0.8%	16,443	2.5%	16,350	2.4%
Subordinated bonds/debt	—	—	—	—	—	—	—	—	—	—	—	—

Total debt securities, securities at fair value through profit or loss (held-for-trading)	6,445	1.1%	6,391	1.1%	7,231	1.2%	7,513	1.2%	21,328	3.2%	21,224	3.2%

Total debt securities	580,623	100%	582,834	100%	610,473	100%	606,269	100%	667,549	100%	669,136	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2009		2010		2011
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	8,844	8,886	22,688	22,962	5,621	5,631
Due after one year and through five years	79,641	82,511	65,609	67,078	71,973	72,451
Due after five years and through ten years	165,523	169,484	177,546	179,338	189,920	192,742
Due after ten years	323,827	315,612	337,398	329,377	378,705	377,087

Total debt securities	577,835	576,493	603,241	598,755	646,220	647,912

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 80% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2011, the total amount of our policy loans was RMB 32,321 million (US$5,135 million), and represented 2.2% of our total investment assets as of that date.

During the year of 2008, we made RMB 1,200 million and RMB 8,050 million as loans to Shentong Group Debt Investment Program and Tianjin City Debt Investment Plan, respectively. We did not make any new investments in debt investment plans during the year of 2009. During the year of 2010, we made RMB 1,570 million, RMB 1,470 million, RMB 200 million and RMB 76 million as loans to Pudong Construction, Shanxi Coal, Jiangyin Bridge and South-to-North Water Diversion debt investment plans, respectively. During the year of 2011, we increased the investments in debt investment plans and made 15 new investments with the total investment amount of RMB 15,913 million. We also increased our investment in the South-to-North Water Diversion debt investment plan to 380 million. As of December 31, 2011, we have made investments in 21 debt investment plans with the total investment amount of RMB 28,783 million. As of December 31, 2011, our investment in these debt investment plans had a total investment proceeds of approximately RMB 1,119 million (US$178 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 5.7% of our total investment assets as of December 31, 2011.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2009		2010		2011
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	68,343	89.8%	87,943	91.3%	80,223	92.9%
Closed-end	7,779	10.2%	8,384	8.7%	6,104	7.1%

Total	76,122	100%	96,327	100%	86,327	100%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2011, the total amount of our investment in common stocks was RMB 95,553 million (US$15,182 million), and represented 6.4% of our total investment assets as of that date.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets.

The securities sold under agreements to repurchase were RMB 33, 553 million as of December 31, 2009, RMB 23,065 million as of December 31, 2010 and RMB 13,000 million (US$2,065 million) as of December 31, 2011. We did not have securities purchased under agreements to resell as of December 31, 2009 and 2010. The securities purchased under agreements to resell were RMB 2,370 million (US$377 million) as of December 31, 2011.

Equity interests in non-listed enterprises and related financial products

Insurance companies are allowed to invest, directly or indirectly, in equity interests in non-listed enterprises. These investments are categorized either as “direct investments”, for investments by an insurance company in its name, or as “indirect investments”, for investments through equity investment funds and other related financial products sponsored and established by an investment management institution. Our investments in equity interests in non-listed enterprises and related financial products are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”.

We started to make investments in equity interests in non-listed enterprises in 2006. The following table presents the carrying values of our investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2009		2010		2011
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
China Guangfa Bank Co., Ltd.	7,485	88.7%	11,623	92.4%	13,588	93.4%
Bank of Hangzhou	650	7.7%	650	5.2%	650	4.5%
China UnionPay	300	3.6%	300	2.4%	300	2.1%
Bohai Industrial Investment Fund Management Co., Ltd	5	0.1%	5	0.0%	5	0.0%

Total	8,440	100%	12,578	100%	14,543	100%

In 2011, we completed the filings with the CIRC with respect to equity investments, as a result of which we are permitted to make private equity investments without the CIRC approval for each investment as long as the total amount of our investments are below the cap specified in the filings we made with the CIRC. We made our first private equity fund investment in the second Renminbi fund sponsored by Hony Capital, a leading Chinese private equity firm, with the capital commitment of RMB 1.5 billion.

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

As of December 31, 2011, AMC had total assets of RMB 4,611 million (US$733 million), net assets of RMB 4,261 million (US$677 million) and net profit of RMB 468 million (US$74 million).

Property and Casualty Business

In December 2006 we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2011, the registered capital of CLPCIC was increased from RMB 4 billion to RMB 8 billion, with us and CLIC contributing RMB 1.6 billion and 2.4 billion, respectively. The proportionate shareholding between CLIC and us remains unchanged.

As of December 31, 2011, CLPCIC had total assets of RMB 22,417 million (US$3,562 million), net assets of RMB 6,491 million (US$1,031 million) and net profit of RMB 421 million (US$67 million).

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

China Life Pension has obtained the qualification to serve as trustee and account manager of enterprise annuity funds.

As of December 31, 2011, China Life Pension had total assets of RMB 1,875 million (US$298 million), net assets of RMB 1,648 million (US$262 million) and net losses of RMB 373 million (US$59 million).

Information Technology

Our information technology systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. Our information technology systems are supported by approximately 1,591 experienced engineers, technicians and specialists.

In 2011, we continued to increase our investment in information technology development, improving the standards of our information technology applications and services and reducing operating costs. We also further expanded the application of China Life E-Home program to provided better service to our customers. In addition, we successfully completed the data centralization project, which optimized the allocation of resources.

In 2011, we continued the construction of our new research and development center in Beijing.

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

Fundamental changes

Prior approval must be obtained from the CIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include: a change of company name, organizational form, registered capital or address of registered office or executive offices; an expansion of business scope; an amendment to articles of association; a merger or spin-off; a change in a shareholder whose capital contribution accounts for 5% or more of the total capital of the company or a shareholder holding 5% or more of the shares of the company; and a termination of a branch office. In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CIRC.

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

The aggregate of ordinary and material equity investments in banks may not exceed 3% of an insurer’s total assets as of the end of the previous year. Ordinary equity investments in a single bank may not exceed 1% of an insurer’s total assets as of the end of the previous year. In addition, material investments are required to be submitted to the CIRC for approval and corporate capital applied to material investments may not exceed 40% of the insurer’s paid-in capital as of the end of the previous year, minus accumulated losses. Insurers intending to invest in commercial banks using financing facilities must seek prior approval by the CIRC.

For material investments, insurers are further required to be able to accurately assess the performance and risks of the target bank. If an insurer wishes to purchase a 5% - 10% stake in a commercial bank, the insurer must have total assets as of the end of the previous year of no less than RMB 20 billion (in the case of an insurance holding company) or RMB 100 billion (in the case of an insurance operating company). For investments greater than 10%, the applicable minimum assets test increases to RMB 30 billion (in the case of an insurance holding company) or RMB 150 billion respectively (in the case of an insurance operating company). We are qualified under these rules to make investments for more than a 10% ownership stake in a commercial bank.

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

As of December 31, 2011, our solvency ratio was approximately 170.12%.

Statutory deposits

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with at least two qualified commercial banks, each of which must, among other things, have net assets of no less than RMB 20 billion as of the end of the previous year and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding.

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

Statutory reserves

In addition to the statutory deposit and the statutory insurance fund, insurance companies are required to provide for the statutory reserves in accordance with regulations established by the CIRC. These reserves are recorded as liabilities for purposes of determining an insurance company’s actual solvency in accordance with regulatory rules.

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

Related party transactions management. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions.

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

Reporting and disclosure requirements. An insurance company must submit to the CIRC an operating report, an actuarial report, its financial statements, a solvency report and a compliance report , each prepared in accordance with applicable rules. By April 30 of each year, an insurance company must disclose on its website an annual report including, among other things, financial statements and solvency data for the previous year. In addition, within 10 business days after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website .

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

Insurance companies are required to establish internal rules and procedures to protect the personal data of policyholders and insureds. Insurance companies are prohibited from illegal obtaining, using or selling of the personal data of policyholders and insureds.

Insurance companies are also required to comply with anti-money laundering regulations and establish internal operational procedures and anti-money laundering control systems. No insurance activity can be conducted for the purpose of illegal fundraising.

Regulation of issuance of subordinated debt

Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debts. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest.

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

Minimum capital requirements

The registered capital of an insurance asset management company may not be lower than RMB 100 million or the equivalent amount of other freely convertible currencies.

Business operations

An insurance asset management company may conduct the following businesses: (1) managing and operating insurance funds in Renminbi or other foreign currencies entrusted by its shareholders and other insurance companies; (2) managing and operating its own insurance funds in Renminbi or other foreign currencies; (3) offering insurance funds investment products; and (4) other businesses otherwise approved by the CIRC or other departments of the State Council.

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

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CIRC has interpreted as permitting commercial banks and banking operations of post offices to act as non-dedicated insurance agencies. Only employees of commercial banks who hold CIRC qualification certificates are permitted to sell insurance products at the outlets of commercial banks or banking operations of post offices. Sales representatives of insurance companies are prohibited from selling insurance products at the outlets of commercial banks or banking operations of post offices.

An individual agent is an individual acting as agent for an insurer. To receive a license from the CIRC, the individual is required to hold a CIRC qualification certificate issued by the CIRC. In addition, the individual must not have committed any criminal offense or violation of any financial or insurance law or regulation. An individual insurance agent is permitted to act on behalf of only one insurance company.

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

C. ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
中国人寿资产管理有限公司 China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)
中国人寿富兰克林资产管理有限公司 China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)
中国人寿养老保险股份有限公司 China Life Pension Company Limited (2)	The People’s Republic of China	92.2%(3) (directly and indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 87.4% and AMC, which is 60% owned by us, owns 4.8%

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2011, we owned and leased 3,881 and 14,236 properties respectively, and had 222 properties under construction. Among the 3,881 properties owned by us, 1,810 properties are leased to independent third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises.

On February 22, 2010, we entered into a new property leasing agreement with China Life Investment Holding Company Limited. Under this property leasing agreement, which will expire on December 31, 2012, China Life Investment Holding Company Limited agreed to lease to us 2,182 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Investment Holding Company Limited in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 139 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2011. We also offer accident and short-term health insurance policies to individuals and groups.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 318,252 million (US$50,565 million) and net profit attributed to our equity holders of RMB 18,491 million (US$2,938 million) for the year ended December 31, 2011. Our principal business segments had the following results:

•	Individual life insurance had total gross written premiums of RMB 302,012 million (US$47,985 million) in 2011.

•	Group life insurance had total gross written premiums of RMB 438 million (US$70 million) in 2011.

•	Short-term insurance had total gross written premiums of RMB 15,802 million (US$2,511 million) in 2011.

Our business has been characterized by steady growth of premium income over the past several years, a move towards an improved business structure and an increase in first-year regular premiums for products with regular premiums of ten years or more. At the same time, our business was also affected by certain unfavorable factors including the continued weakness of the Chinese capital markets and the effect of changes in bancassurance regulations, which impacted our individual premiums.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 85.8% of total revenues in 2011.

•

investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and net realized and unrealized gains and losses accounted for 13.4% of total revenues in 2011.

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

•	our returns on investment assets;

•	our mortality and morbidity experience;

•	our lapse experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;

•	our cost of administering insurance contracts and providing customer services;

•	our ability to manage liquidity, price and credit risk in our investment portfolio and to manage duration risk in our asset and policy portfolios through asset-liability management; and

•	changes in regulations.

In addition, other factors, such as competition, securities market conditions, taxes and general economic conditions, affect our profitability.

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. From the beginning of the year 2011 to the date of this annual report, the PBOC increased the interest rates three times. The interest rate on one-year term deposits was raised from 2.75% to 3.50%. If the interest rates were to be increased further, but the CIRC did not raise the cap, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

Sustained levels of high or low interest rates also may affect the relative popularity of our various products. For example, the popularity of our participating endowment products is partially driven by the protracted comparatively low interest rate environment in China during the past several years and the 2.50% cap set by the CIRC on the guaranteed rates of return we may apply. The investment nature of the product, including the enhanced yield by means of dividends, has proven to be attractive to China’s insurance buyers.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains/(losses) and impairment on financial assets, for the years ended December 31, 2009, 2010 and 2011.

	For the year ended December 31,
	2009	2010	2011
	(RMB in millions)
Debt securities	200	76	11
Equity securities	(2,350)	(1,771)	(12,924)

Total	(2,150)	(1,695)	(12,913)

During the year ended December 31, 2009, we recognized impairment expense of RMB 2,350 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. Given the market conditions, we believe that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies. During the year ended December 31, 2009, RMB 200 million of previously recognized impairment losses relating to certain available-for-sale debt securities entrusted to Min Fa Securities Co., Ltd., or Min Fa, decreased. As of December 31, 2008, we held RMB 400 million available-for-sale debt securities entrusted to Min Fa, which had been impaired entirely due to Min Fa’s bankruptcy. During Min Fa’s bankruptcy proceedings, we were granted certain shares listed on PRC stock changes with total fair value of RMB 200 million as of 31 December 2009 as a first distribution and accordingly RMB 200 million of the previously recognized impairment losses was reversed.

During the year ended December 31, 2010, we recognized impairment expense of RMB 1,771 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. Given the current market conditions, we believe that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies. During the year ended December 31, 2010, RMB 76 million of previously recognized impairment losses was reversed.

During the year ended December 31, 2011, we recognized impairment expense of RMB 12,924 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. Given the current market conditions, we believe that these securities may not recover in value in the near term and thus recorded the other-than-temporary impairment. These securities were not impaired due to company-specific events such as bankruptcies. During the year ended December 31, 2011, RMB 11 million of previously recognized impairment losses was reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009		2010		2011
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	50,623	51,996	57,727	57,871	57,969	60,325
Government agency bonds	167,312	165,231	145,522	145,538	146,810	148,539
Corporate bonds	103,603	102,553	127,225	125,423	128,467	125,407
Subordinated bonds/debt	21,198	21,045	26,541	25,620	51,042	49,256

Subtotal	342,736	340,825	357,015	354,452	384,287	383,527

Equity securities
Funds	62,573	75,553	89,461	95,380	108,159	84,767
Common stocks	72,740	100,876	92,695	97,915	110,719	93,384
Other	245	245	374	374	1,312	1,270
Subtotal	135,558	176,674	182,530	193,669	220,190	179,421

Total	478,294	517,499	539,545	548,121	604,477	562,948

We had gross unrealized gains of RMB 15,314 million and gross unrealized losses of RMB 41,256 million as of December 31, 2011. We had gross unrealized gains of RMB 24,692 million and gross unrealized losses of RMB 16,115 million as of December 31, 2010. We had gross unrealized gains of RMB 47,179 million and gross unrealized losses of RMB 9,157 million as of December 31, 2009. The total unrealized losses as of December 31, 2011, 2010 and 2009 were 14.5%, 3.0% and 1.8% of total available-for-sale securities. The unrealized losses as of December 31, 2011 related primarily to the continued weakness of the Chinese capital markets in 2011. The SSE Index, a major stock exchange index in China, was at 2,199 points on December 30, 2011, which was a 22% decrease from 2010. We made the revaluation adjustments on the basis of quoted market prices as of the relevant balance sheet dates. The unrealized losses of December 31, 2010 related primarily to unfavorable market conditions and the decrease of the market value of debt securities resulting from the increase of interest rates. The SSE Index was at 2,808 points on December 31, 2010, which was a 14% decrease from 2009. The unrealized losses as of December 31, 2009 related primarily to the decrease of the market value of debt securities resulting from unfavorable market conditions. The SSE Index was at 3,277 points on December 31, 2009, which was a 80% increase from 2008. This resulted in a significant decrease in total unrealized losses of investment in equity securities.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2011, 2010 and 2009.

As of December 31, 2011	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	947	687	6,973	8,607
Carrying amounts	19,044	24,114	120,169	163,327
Unrealized losses as a percentage of carrying amounts	4.97%	2.85%	5.80%	5.27%

Equity securities
Unrealized losses	17,891	14,759	—	32,649
Carrying amounts	78,060	43,158	—	121,218
Unrealized losses as a percentage of carrying amounts	22.92%	34.20%	—	26.93%

Total
Total unrealized losses	18,837	15,446	6,973	41,256
Total carrying amounts	97,104	67,273	120,169	284,546
Unrealized losses as a percentage of carrying amounts	19.40%	22.96%	5.80%	14.50%

As of December 31, 2010	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	4,818	310	3,337	8,465
Carrying amounts	151,936	3,857	36,120	191,913
Unrealized losses as a percentage of carrying amounts	3.17%	8.03%	9.24%	4.41%

Equity securities
Unrealized losses	3,643	4,003	—	7,646
Carrying amounts	52,058	14,632	—	66,690
Unrealized losses as a percentage of carrying amounts	7.00%	27.36%	—	11.47%

Total
Total unrealized losses	8,461	4,313	3,337	16,111
Total carrying amounts	203,994	18,489	36,120	258,604
Unrealized losses as a percentage of carrying amounts	4.15%	23.33%	9.24%	6.23%

As of December 31, 2009	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	(1,649)	(5,106)	(1,634)	(8,389)
Carrying amounts	84,785	79,207	16,397	180,389
Unrealized losses as a percentage of carrying amounts	1.95%	6.45%	9.96%	4.65%

Equity securities
Unrealized losses	(776)	(4)	—	(780)
Carrying amounts	13,350	104	—	13,454
Unrealized losses as a percentage of carrying amounts	5.81%	3.63%	—	5.80%

Total
Total unrealized losses	(2,425)	(5,110)	(1,634)	(9,169)
Total carrying amounts	98,135	79,311	16,397	193,843
Unrealized losses as a percentage of carrying amounts	2.47%	6.44%	9.96%	4.73%

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairments, where these are declines in value that are considered to be other than temporary.

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

Should we conclude that an unrealized loss is other-than-temporary, relevant financial assets are written down to their net realized value and charge is recorded in “Net realized gains/(losses) and impairment on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity investments are not reversed. See “—Critical Accounting Policies”.

As of December 31, 2011, our total investment assets were RMB 1,494,969 million (US$237,527 million) and the investment yield for the year ended December 31, 2011 was 3.51%. The investment yield primarily reflected the increase in the interest income and the increase in impairment losses of equity securities resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we have made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2010, our total investment assets were RMB 1,336,245 million and the investment yield for the year ended December 31, 2010 was 5.11%. The investment yield primarily reflected the volatility of the stock markets and unfavorable debt securities markets. We have made relevant adjustments to the investment portfolio by increasing the proportion of investments in fixed-income assets, including negotiated deposits, corporate bonds, and subordinated bonds and adjusting the proportion of equity investments according to market conditions. As of December 31, 2009, our total investment assets were RMB 1,172,145 million and the investment yield for the year ended December 31, 2009 was 5.78%. The investment yield primarily reflected the sharp improvement in the equity securities markets and the fall of the debt securities markets in 2009. We made relevant adjustments to the investment portfolio by increasing the proportion of investments in equity securities and decreasing the proportion of investments in debt securities.

For 2009, 2010 and 2011, we calculated the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth, for the transferred and new policies, premium information as of or for the years ended December 31, 2009, 2010 and 2011 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Annual growth rate
	2009	2010	2011	2011	(2009-2011)
	RMB	RMB	RMB	US$
Individual life insurance business(1)

Whole life and term life insurance:
Gross written premiums	38,665	39,747	40,233	6,392	2.0%

Endowment:
Gross written premiums	184,841	220,505	221,925	35,260	9.6%

Annuities:
Gross written premiums	38,209	42,529	39,854	6,332	2.1%

Group life insurance business(1)

Whole life and term life insurance:
Gross written premiums	172	452	418	66	55.9%

Annuities:
Gross written premiums	18	21	20	3	5.4%

Short-term insurance business(2)

Accident gross written insurance premiums	7,076	7,657	8,766	1,393	11.3%
Health gross written insurance premiums	6,989	7,318	7,036	1,118	0.3%

(1)	Including long-term health and accident products.
(2)	Including short-term health and accident products.

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

Critical Accounting Policies

We prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain property, plant and equipment at deemed cost during restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying our accounting policies. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.

Reserves for Long-term Insurance Contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

We use the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions, and based on the following principles:

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-29 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.40% to 5.00% as at December 31, 2009, ranged from 4.58% to 5.00% as at December 31, 2010 and ranged from 4.50% to 5.00% as at December 31, 2011.

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, we use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranged from 2.69% to 5.32% as at December 31, 2009, ranged from 2.61% to 5.66% as at December 31, 2010 and ranged from 2.65% to 5.66% as at December 31, 2011.

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

•

The expense assumption is based on expected unit costs with the consideration of risk margin. Our expense assumption is effected by actual experience and certain factors, such as inflation, market competition and other factors based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 1.05% to 1.17% of premiums for individual life products and 1.01% for group life products for as at December 31, 2009; 0.90% to 1.00% of premiums for individual life products and 0.86% for group life products for as at December 31, 2010 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products for as at December 31, 2011, in each case plus a fixed per-policy expense.

•

The lapse rates and other assumptions are affected by certain factors, such as future marco-economic trends, availability of financial substitutions, market competition and other factors, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

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

The insurance components are accounted for as insurance contracts and follow the existing reserves calculation methodology as allowed under IFRS 4 for insurance contracts, and the non-insurance components are accounted for as investment contracts, which are recognized in the investment contracts.

Investment Contracts

Revenue from investment contracts with or without discretionary participating features is recognized as policy fee income, which consists of various fee income including, among others, policy fees, handling fees and management fees, during the period. Policy fee income net of certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts with or without discretionary participating features are carried at amortized cost.

Valuation of Investments

Debt securities that we have the ability and positive intent to hold to maturity are classified as held-to-maturity. These investments are carried at amortized cost. Debt securities and equity securities that we purchase with the intention to resell in the short term are classified as securities at fair value through profit or loss. Debt securities and equity securities other than those classified as held-to-maturity or securities at fair value through profit or loss are classified as available-for-sale securities. We regularly review the carrying value of our investments. If there is objective evidence of impairment, the carrying value is reduced through a charge to income statement. The following are the policies used:

Securities at fair value through profit or loss. This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. Other financial assets are classified as at fair value through profit or loss if they meet certain criteria and designated as such at inception by us.

Held-to-maturity securities. Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that we have the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

Available-for-sale securities. Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

Securities other than those accounted for as at fair value through profit or loss are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, we consider several factors including, but not limited to the following: (a) significant financial difficulty of the issuer or debtor; (b) a breach of contract, such as a default or delinquency in payments; (c) it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganization; and (d) the disappearance of an active market for that financial asset because of financial difficulties. In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains/(losses) and impairment on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed through the net profit.

As of December 31, 2011, debt securities of RMB 113,916 million contain guarantees issued by third parties and, of those, 62.7% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 66.8% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

Term deposits, loans and securities purchased or sold under agreements to resell or repurchase. The carrying amounts of these assets in the statement of financial position approximate fair values.

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

We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2011, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2011, RMB 368,091 million of RMB 368,161 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Policy fee income. Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (including policy fees, handling fees, management fees) over the period during which service is provided. Excess fee income over certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.

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

Recently Issued Accounting Standards

The following revised standards are mandatory for the first time for the financial year beginning January 1, 2011.

International Accounting Standard (“IAS”) 24 (Revised) – Related Party Disclosures clarifies and simplifies the definition of a related party, provides a partial exemption from the disclosure requirements for transactions with government-related entities, and requires for additional disclosure such as commitments with related parties. We have adopted the partial exemption regarding disclosure requirements for transactions with government-related entities in the consolidated financial statements for the year ended 31 December 2009. Full adoption of IAS 24 (Revised) effective from 1 January 2011 has resulted in revised scope of related parties and additional disclosures for commitments with related parties.

The standards, amendments and interpretations effective in 2011 as noted below are relevant to us but had no material impact on our consolidated annual financial statements.

IAS 1 Amendment	Presentation of Financial Statements: Clarification of Statement of Changes in Equity

IAS 21, IAS 28 and IAS 31 Amendment	Transition Requirements for Amendments Arising as a Result of IAS 27

IAS 34 Amendment	Interim Financial Reporting: Significant Events and Transactions

IFRS 3 Amendment	Business Combinations: Contingent Consideration, Measurement of Non-controlling Interest and Share-based Payment

The International Financial Reporting Interpretations Committee (“IFRIC”) 13 Amendment	Customer Loyalty Programmes: Fair Value of Award Credits

IFRIC 14 Amendment	Prepayments of a Minimum Funding Requirement

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Inflation

According to the China Statistical Bureau, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 5.4%, 3.3%, (0.7%), 5.9% and 4.8% in 2011, 2010, 2009, 2008 and 2007, respectively. Inflation has not had a significant effect on our business during the past two years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Total Revenues	For the year ended December 31,
	2010	2011
	RMB	RMB
	(in millions)
Net premiums earned	318,088	318,276
Individual life insurance business	302,753	301,986
Group life insurance business	468	434
Short-term insurance business	14,867	15,856
Investment income	48,872	60,722
Investment income from securities at fair value through profit or loss	126	486
Investment income from available-for-sale securities	20,173	21,811
Investment income from held-to-maturity securities	10,538	10,691
Investment income from bank deposits	16,363	24,978
Investment income from loans	1,583	2,658
Other investment income	89	98
Net realized gains/(losses) and impairment on financial assets	15,841	(11,208)
Net fair value gains/(losses) through profit or loss	280	337
Other income	2,757	2,772
Total	385,838	370,899

Net Premiums Earned

Net premiums earned increased by RMB 188 million, or 0.06%, to RMB 318,276 million in 2011 from RMB 318,088 million in 2010.

Individual Life Insurance Business

Net premiums earned from the individual life insurance business decreased by RMB 767 million, or 0.3%, to RMB 301,986 million in 2011 from RMB 302,753 million in 2010. Our individual life insurance products are mainly distributed through exclusive individual agent channel and bancassurance channel. Although sales through the exclusive agent channel increased, sales through bancassurance business were affected by the adjustment of regulatory policies, which prohibited sales by insurance company sales representatives at commercial banks and banking operations of post offices, which resulted in a decrease in first-year premiums and in net premiums earned from individual life insurance business. First-year regular premiums decreased by RMB 4,053 million, or 7.8%. Renewal premiums increased by RMB 26,753 million, or 20.9%.

Group Life Insurance Business

Net premiums earned from the group life insurance business decreased by RMB 34 million, or 7.3%, to RMB 434 million in 2011 from RMB 468 million in 2010. This was primarily due to the adjustment of our operation strategies with respect to group life insurance business, pursuant to which we reduced our sales of group whole life insurance products.

Short-term Insurance Business

Net premiums earned from short-term insurance business increased by RMB 989 million, or 6.7%, to RMB 15,856 million in 2011 from RMB 14,867 million in 2010. This was primarily due to our increased efforts for the development of our accident insurance business by the implementation of policies on business performance evaluation and costs.

Investment Income

Investment income increased by RMB 11,850 million, or 24.2%, to RMB 60,722 million in 2011 from RMB 48,872 million in 2010.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 360 million, or 285.7%, to RMB 486 million in 2011 from RMB 126 million in 2010. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss resulting from the combined effects of the increased volume of these investments and an increase in interest rates.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 1,638 million, or 8.1%, to RMB 21,811 million in 2011 from RMB 20,173 million in 2010. This was primarily due to an increase in interest income from available-for-sale debt securities.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 153 million, or 1.5%, to RMB 10,691 million in 2011 from RMB 10,538 million in 2010. This was primarily due to the increased volume of our investments in held-to-maturity securities and an increase in interest rates.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 8,615 million, or 52.6%, to RMB 24,978 million in 2011 from RMB 16,363 million in 2010. This was primarily due to the increased volume of deposits attributable to our increased allocation in deposits and an increase in interest rates on deposits.

Investment Income from Loans

Investment income from loans increased by RMB 1,075 million, or 67.9%, to RMB 2,658 million in 2011 from RMB 1,583 million in 2010. This was primarily due to the increased volume of policy loans and debt investment plans, as well as an increase in interest rates.

Net Realized Gains/(Losses) and Impairment on Financial Assets

Net realized gains/(losses) and impairment on financial assets decreased by RMB 27,049 million to losses of RMB 11,208 million in 2011 from gains of RMB 15,841 million in 2010. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continued weakness of the Chinese capital markets.

Net Fair Value Gains/(Losses) through Profit or Loss

Our net fair value gains/(losses) through profit or loss increased by RMB 57 million, or 20.4%, to RMB 337 million in 2011 from RMB 280 million in 2010. This was primarily due to an increase in income from the buy-sale price differential in the trading of funds at fair value through profit or loss.

Other Income

Other income increased by RMB 15 million, or 0.5%, to RMB 2,772 million in 2011 from RMB 2,757 million in 2010. This was primarily due to an increase in commission fees earned from CLPCIC.

Benefits, Claims and Expenses	For the year ended December 31,
	2010	2011
	RMB	RMB
	(in millions)
Insurance benefits and claims
Life insurance death and other benefits	71,237	101,349
Accident and health claims and claim adjustment expenses	8,740	7,789
Increase in insurance contracts liabilities	199,655	181,579
Investment contracts benefits	1,950	2,031
Policyholder dividends resulting from participation in profits	13,224	6,125
Underwriting and policy acquisition costs	27,256	27,434
Finance costs	304	873
Administrative expenses	20,285	21,549
Other operating expenses	3,351	3,275
Statutory insurance fund contribution	599	595
Total	346,601	352,599
Segment information of insurance benefits and claims
Individual life insurance business	270,341	282,575
Group life insurance business	551	353
Short-term insurance business	8,740	7,789
Total	279,632	290,717

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 12,234 million, or 4.5%, to RMB 282,575 million in 2011 from RMB 270,341 million in 2010.

Life insurance death and other benefits payouts increased by RMB 30,112 million, or 42.3%, to RMB 101,349 million in 2011 from RMB 71,237 million in 2010. This was primarily due to an increase in maturity payouts. Maturity payouts increased by RMB 18,480 million, or 50.7%, compared with that in 2010. Accident and health claims and claim adjustment expenses decreased by RMB 951 million, or 10.9%, to RMB 7,789 million in 2011 from RMB 8,740 million in 2010. This was primarily due to improvements in the business structure of short-term insurance and enhanced business quality control. Increase in insurance contracts liabilities decreased by RMB 18,076 million, or 9.1%, to RMB 181,579 million in 2011 from RMB 199,655 million in 2010. This was primarily due to a RMB 804 million decrease in premium income from insurance contracts and a RMB 36,030 million increase in the release of liabilities. The release of liabilities mainly consists of release of reserves due to payments for maturity, death and lapse.

Individual Life Insurance Business

Insurance benefits and claims attributable to individual life insurance business increased by RMB 12,234 million, or 4.5%, to RMB 282,575 million in 2011 from RMB 270,341 million in 2010. This was primarily due to an increase in benefits payments and a decrease in insurance contracts liabilities.

Group Life Insurance Business

Insurance benefits and claims attributable to group life insurance business decreased by RMB 198 million, or 35.9%, to RMB 353 million in 2011 from RMB 551 million in 2010. This was primarily due to a decrease in “increase in insurance contracts liabilities”.

Short-term Insurance Business

Insurance benefits and claims attributable to the short-term insurance business decreased by RMB 951 million, or 10.9%, to RMB 7,789 million in 2011 from RMB 8,740 million in 2010. This was primarily due to the optimization of short-term insurance business structure and the enhancement of business quality control.

Investment Contract Benefits

Investment contract benefits increased by RMB 81 million, or 4.2%, to RMB 2,031 million in 2011 from RMB 1,950 million in 2010. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB 7,099 million, or 53.7%, to RMB 6,125 million in 2011 from RMB 13,224 million in 2010. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 178 million, or 0.7%, to RMB 27,434 million in 2011 from RMB 27,256 million in 2010. This increase was generally in proportion to the growth of our business and was also affected by the adjustment of our business structure.

Finance Costs

Finance costs increased by 187.2% from 2010. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase and for subordinated term debt issued by us.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 1,264 million, or 6.2%, to RMB 21,549 million in 2011 from RMB 20,285 million in 2010. This was primarily due to an increase in operation and management costs resulting from certain factors including inflation, increasing market competition and rising labor costs.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, decreased by RMB 76 million, or 2.3%, to RMB 3,275 million in 2011 from RMB 3,351 million in 2010. This was primarily due to a decrease in business tax and surcharges expenses.

Profit	For the year ended December 31,
	2010	2011
	RMB	RMB
	(in millions)
Profit before income tax	41,008	20,513
Individual life insurance business	37,690	17,967
Group life insurance business	740	57
Short-term insurance business	385	502
Other business	2,193	1,987
Income tax	7,197	2,022
Net profit attributable to equity holders of the company	33,626	18,331

Profit before Income Tax

Our profit before income tax decreased by RMB 20,495 million, or 50.0%, to RMB 20,513 million in 2011 from RMB 41,008 million in 2010.

Individual Life Insurance Business

Profit before income tax in the individual life insurance business decreased by RMB 19,723 million, or 52.3%, to RMB 17,697 million in 2011 from RMB 37,690 million in 2010. This was primarily due to the impact on individual life insurance segment caused by the decrease in investment income and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Group Life Insurance Business

Profit before income tax in the group life insurance business decreased by RMB 683 million, or 92.3%, to RMB 57 million in 2011 from RMB 740 million in 2010. This was primarily due to the impact on group life insurance segment caused by the decrease in investment income and increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Short-term Insurance Business

Profit before income tax in short-term insurance business increased by RMB 117 million, or 30.4%, to RMB 502 million in 2011 from RMB 385 million in 2010. This was primarily due to the optimization of short-term insurance business structure and a decrease in claims payments.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 5,175 million, or 71.9%, to RMB 2,022 million in 2011 from RMB 7,197 million in 2010. This was primarily due to a decrease in taxable income and the impact of deferred tax. Our effective tax rate for 2011 was 9.86%.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB 15,295 million, or 45.5%, to RMB 18,331 million in 2011 from RMB 33,626 million in 2010. This was primarily due to a decrease in realized gains on equity securities and an increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Major Assets	As of December 31,
	2010	2011
	RMB	RMB
	(in millions)
Investment assets	1,336,245	1,494,969
Term deposits	441,585	520,793
Held-to-maturity securities	246,227	261,933
Available-for-sale securities	548,121	562,948
Securities at fair value through profit or loss	9,762	23,683
Securities purchased under agreements to resell	—	2,370
Cash and cash equivalents	47,854	55,985
Loans	36,543	61,104
Statutory deposits-restricted	6,153	6,153
Other assets	74,334	88,938
Total	1,410,579	1,583,907

Investment Assets

Our total investment assets increased by RMB 158,724 million, or 11.9%, to RMB 1,494,969 million in 2011 from RMB 1,336,245 million in 2010.

Term Deposits

Term deposits increased by RMB 79,208 million, or 17.9%, to RMB 520,793 million in 2011 from RMB 441,585 million in 2010. This was primarily due to our increased efforts for investment in negotiated deposits by taking advantage of market opportunities of deposits offering high interest rates.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 15,706 million, or 6.4%, to RMB 261,933 million in 2011 from RMB 246,227 million in 2010. This was primarily due to an increase in the volume of investment assets.

Available-for-Sale Securities

Available-for-sale assets increased by RMB 14,827 million, or 2.7%, to RMB 562,948 million in 2011 from RMB 548,121 million in 2010. This was primarily due to an increase in the volume of available-for-sale debt securities, which was partially offset by the decrease in fair value of equity securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 13,921 million, or 142.6%, to RMB 23,683 million in 2011 from RMB 9,762 million in 2010. This was primarily due to the increased volume of debt securities at fair value through profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 8,131 million, or 17.0%, to RMB 55,985 million in 2011 from RMB 47,854 million in 2010. This was primarily due to the needs for investment assets allocation and liquidity management.

Loans

Loans increased by RMB 24,561 million, or 67.2%, to RMB 61,104 million in 2011 from RMB 36,543 million in 2010. This was primarily due to an increase in the demand for policy loans, as well as our increased efforts for investment in debt investment plans by taking advantage of market opportunities of investments offering high interest rates.

Major Liabilities	As of December 31,
	2010	2011
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,018,135	1,199,373
Investment contracts	70,171	69,797
Securities sold under agreements to repurchase	23,065	13,000
Policyholder dividends payable	52,828	46,368
Annuity and other insurance balances payable	8,275	11,954
Bonds payable	—	29,990
Deferred tax liabilities	11,776	1,454
Other liabilities	15,854	18,583
Total	1,200,104	1,390,519

Liabilities

Our total liabilities increased by RMB 190,415 million, or 15.9%, to RMB 1,390,519 million in 2011 from RMB 1,200,104 million in 2010.

Liabilities of Insurance Contracts

Liabilities of insurance contracts increased by RMB 181,238 million, or 17.8%, to RMB 1,199,373 million in 2011 from RMB 1,018,135 million in 2010. This was primarily due to new insurance business and the accumulation of insurance liabilities. As at the balance sheet date, our reserves for insurance contracts passed applicable liability adequacy tests.

Investment Contracts

Account balance of investment contracts decreased by RMB 374 million, or 0.5%, to RMB 69,797 million in 2011 from RMB 70,171 million in 2010. This was primarily due to a decrease in the account volume of universal insurance products.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB 10,065 million, or 43.6%, to RMB 13,000 million in 2011 from RMB 23,065 million in 2010. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB 6,460 million, or 12.2%, to RMB 46,368 million in 2011 from RMB 52,828 million in 2010. This was primarily due to a decrease in investment yields for participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 3,679 million, or 44.5%, to RMB 11,954 million in 2011 from RMB 8,275 million in 2010. This was primarily due to an increase in maturity benefits payable.

Bonds Payable

The change in the amount of bonds payable was primarily due to the issuance of subordinated term debt by us in 2011.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 10,322 million, or 87.7%, to RMB 1,454 million in 2011 from 11,776 million in 2010. This was primarily due to a decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2011, equity attributable to equity holders of the Company was RMB 191,530 million and decreased by RMB 17,180 million, or 8.2%, from RMB 208,710 million as of December 31, 2010. This was primarily due to a decrease in the fair value of available-for-sale securities resulting from the continued weakness of the Chinese capital markets, and the distribution of dividends to equity holders last year.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Total Revenues	For the year ended December 31,
	2009	2010
	RMB	RMB
	(in millions)
Net premiums earned	275,077	318,088
Individual life insurance business	261,694	302,753
Group life insurance business	189	468
Short-term insurance business	13,194	14,867
Investment income	38,890	48,872
Investment income from securities at fair value through profit or loss	335	126
Investment income from available-for-sale securities	16,688	20,173
Investment income from held-to-maturity securities	9,882	10,538
Investment income from bank deposits	10,805	16,363
Investment income from loans	1,172	1,583
Other investment income	8	89
Net realized gains/(losses) and impairment on financial assets	21,244	15,841
Net fair value gains/(losses) through profit or loss	1,449	280
Other income	2,630	2,757
Total	339,290	385,838

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

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB 209 million, or 62.4%, to RMB 126 million in 2010 from RMB 335 million in 2009. This was primarily due to a decrease in interest income from debt securities at fair value through profit or loss.

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

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 5,558 million, or 51.4%, to RMB 16,363 million in 2010 from RMB 10,805 million in 2009. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.

Investment Income from Loans

Investment income from loans increased by RMB 411 million, or 35.1%, to RMB 1,583 million in 2010 from RMB 1,172 million in 2009. This was primarily due to the increased volume of policy loans business.

Net Realized Gains/(Losses) and Impairment on Financial Assets

Net realized gains/(losses) and impairment on financial assets decreased by RMB 5,403 million, or 25.4% to RMB 15,841 million in 2010 from RMB 21,244 million in 2009. This was primarily due to a decrease in income from the purchases and sales of available-for-sale debt securities and stocks resulting from the volatility of the capital markets.

Net Fair Value Gains/(Losses) Through Profit or Loss

Our net fair value gains/(losses) through profit or loss decreased by RMB 1,169 million, or 80.7%, to RMB 279 million in 2010 from RMB 1,449 million in 2009. This was primarily due to a decrease in unrealized profits from stocks and funds at fair value through income resulting from the volatility of the capital markets.

Other Income

Other income increased by RMB 127 million, or 4.8%, to RMB 2,757 million in 2010 from RMB 2,630 million in 2009. This was primarily due to an increase in income from asset management fees of the AMC.

Benefits, Claims and Expenses	For the year ended December 31,
	2009	2010
	RMB	RMB
	(in millions)
Insurance benefits and claims
Life insurance death and other benefits	74,858	71,237
Accident and health claims and claim adjustment expenses	7,808	8,740
Increase in insurance contracts liabilities	154,372	199,655
Investment contracts benefits	2,142	1,950
Policyholder dividends resulting from participation in profits	14,487	13,224
Underwriting and policy acquisition costs	22,936	27,256
Administrative expenses	18,719	20,285
Other operating expenses	2,390	3,655
Statutory insurance fund contribution	537	599
Total	298,249	346,601

Segment information of insurance benefits and claims
Individual life insurance business	228,968	270,341
Group life insurance business	262	551
Short-term insurance business	7,808	8,740
Total	237,038	279,632

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 41,373 million, or 18.1%, to RMB 270,341 million in 2010 from RMB 228,968 million in 2009.

Life insurance death and other benefits payouts decreased by RMB 3,621 million, or 4.8%, to RMB 71,237 million in 2010 from RMB 74,858 million in 2009. This was primarily due to a decrease in maturity payouts. Maturity payouts decreased by RMB 6,939 million, or 14.8%, compared with that in 2009. Accident and health claims and claim adjustment expenses increased by RMB 932 million, or 11.9%, to RMB 8,740 million in 2010 from RMB 7,808 million in 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities. Increase in insurance contracts liabilities increased by RMB 45,283 million, or 29.3%, to RMB 199,655 million in 2010 from RMB 154,372 million in 2009. This was primarily due to a RMB 41,349 million increase in premium income from insurance contracts and an increase in interests accredited to insurance contract liabilities, but offset in part by a RMB 10,687 million increase in the release of liabilities. The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses). In addition, increase in insurance contract liabilities increased by RMB 1,703 million from 2009 due to changes in assumptions. Risk margin is recalculated based on updated assumptions at the reporting date, with the resulting changes being recognized in the income statement.

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

Profit	For the year ended December 31,
	2009	2010
	RMB	RMB
	(in millions)
Profit before income tax	41,745	41,008
Individual life insurance business	39,769	37,690
Group life insurance business	467	740
Short-term insurance business	420	385
Other business	1,089	2,193
Income tax	8,709	7,197
Net profit attributable to equity holders of the company	32,881	33,626

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

Major Assets	As of December 31,
	2009	2010
	RMB	RMB
	(in millions)
Investment assets	1,172,145	1,336,245
Term deposits	344,983	441,585
Held-to-maturity securities	235,099	246,227
Available-for-sale securities	517,499	548,121
Securities at fair value through profit or loss	9,133	9,762
Cash and cash equivalents	36,197	47,854
Loans	23,081	36,543
Statutory deposits-restricted	6,153	6,153
Other assets	54,112	74,334
Total	1,226,257	1,410,579

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

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 629 million, or 6.9%, to RMB 9,762 million in 2010 from RMB 9,133 million in 2009. This was primarily due to the increased volume of debt securities at fair value through profit or loss.

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

Major Liabilities	As of December 31,
	2009	2010
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	818,164	1,018,135
Investment contracts	67,326	70,171
Securities sold under agreements to repurchase	33,553	23,065
Policyholder dividends payable	54,587	52,828
Annuity and other insurance balances payable	5,721	8,275
Deferred tax liabilities	16,361	11,776
Other liabilities	17,769	15,854
Total	1,013,481	1,200,104

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets and investment income. The primary liquidity concerns with respect to these cash inflows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2011, the amount of cash and cash equivalents was RMB 55,985 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2011, the amount of term deposits was RMB 520,793 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2011, investments in equity securities had a fair value of RMB 181,880 million and investments in debt securities had a fair value of RMB 669,136 million. The PRC securities market is still at an early stage of development, and we are subject to market liquidity risks. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time, some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividends and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, policy withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

We conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.

Net cash inflow from operating activities was RMB 133,953 million in 2011, a decrease of RMB 44,647 million, or 25.0%, from RMB 178,600 million in 2010. This decrease was primarily due to an increase in claims payments and an increase in cash outflow from the allocation of securities at fair value through profit or loss.

Net cash outflow from investing activities was RMB 133,591 million in 2011, a decrease of RMB 2,346 million, or 1.7%, from RMB 135,937 million in 2010. This decrease was primarily due to the demand of investment management.

Net cash inflow from financing activities was RMB 7,991 million in 2011, a change of RMB 38,672 million from net cash outflow of RMB 30,681 million in 2010. This change was primarily due to the cash income from the issuance of subordinated term debt.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in stocks listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used approximately HK$ 9 billion for investments in Sino-Ocean Land Holdings Limited in 2009 and 2010.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2011, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of subordinated term debt in October 2011 provided cash proceeds of approximately RMB 29,990 million. As at the end of 2011, cash proceeds from the issuance of subordinated term debt were used to replenish our supplementary capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2009, December 31, 2010 and December 31, 2011 are as follows:

	As at December 31, 2009	As at December 31, 2010	As at December 31, 2011
Ratio of assets and liabilities	82.65%	85.08%	87.79%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2009, 2010 and 2011:

	As of December 31, 2009	As of December 31, 2010	As of December 31, 2011
	(RMB in millions, except percentage data)
Actual capital	147,119	123,769	113,685
Minimum capital	48,459	58,385	66,826
Solvency ratio	303.59%	211.99%	170.12%

The decrease in our solvency ratio was primarily due to the continued weakness of the Chinese capital markets, an increase in the minimum capital requirement resulting from our business development and payment of dividends in 2011. We closely monitor changes in our solvency ratio.

We issued subordinated term debt of RMB 30 billion in October 2011 at a relatively low cost by taking advantage of favorable market opportunities, which effectively improved our solvency ratio. The subordinated term debt was issued to qualified investors who meet applicable regulatory requirements, with a maturity term of ten years. The coupon rate per annum for the first five years is 5.50% . We have the right to redeem at par value at the end of the fifth year. If we do not exercise the redemption right, the coupon rate per annum will be 7.50% for the second five years.

On March 26, 2012, our board of directors approved our proposals on the issuance of subordinated term debt of no more than RMB 38 billion in the PRC and the issuance of subordinated debt financing instruments of no more than RMB 8 billion or its equivalent in other foreign currency outside of the PRC. Subordinated term debt will be issued in one or more tranche(s) to qualified investors who meet applicable regulatory requirements, with a maturity term of no less than ten years. The coupon rate per annum will be determined by reference to market interest rates. Issuance of subordinated debt financing instruments outside the PRC will be conducted in accordance with market conditions. The issuance of subordinated term debt and subordinated debt financing instruments is subject to the approval by our shareholders at the shareholders’ general meeting and by the CIRC and other competent Chinese or foreign regulatory authorities. Subject to approval by relevant authorities, proceeds from the issuance of subordinated term debt and subordinated debt financing instruments will be used, in whole or in part, to replenish our supplemental capital so as to raise our solvency ratio.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2011.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2011	(RMB in millions)
Securities sold under agreements to repurchase	13,000	—	—	—	13,000
Annuity and other insurance balances payable	11,954	—	—	—	11,954
Insurance contracts	(29,343)	74,813	162,936	1,912,073	2,120,479
Investment contracts	15,652	18,800	11,909	47,107	93,468
Off balance sheet operating leases	403	401	108	29	941
Capital commitments	6,988	142	16	1	7,147
Total	18,654	94,156	174,969	1,959,210	2,246,989

Capital commitments represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2011, relating to premiums received through December 31, 2011. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2011 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2011. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2011.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in a decrease of RMB 3.3 billion in profit before income tax in 2011, an increase of RMB 6.4 billion in profit before income tax in 2010 and an increase of RMB 8.1 billion in profit before income tax in 2009. The sensitivity analysis of these assumptions is as follows:

•

holding all other variables constant, if mortality rates and morbidity rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 10,462 million or RMB 10,976 million lower or higher.

•

holding all other variables constant, if lapse rates increase or decease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,896 million or RMB 6,249 million lower or higher.

•

holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 29,124 million or RMB 33,545 million higher or lower.

See also Note 4.1.3 and Note 13 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we had not entered into any off-balance sheet arrangements.

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

Name	Age	Position
Yuan Li	49	Chairman of the board of directors and executive director
Wan Feng	53	President and executive director
Lin Dairen	53	Vice President and executive director
Liu Yingqi	53	Vice President, executive director and secretary of the board of directors
Miao Jianmin	47	Non-executive director
Shi Guoqing	60	Non-executive director
Zhuang Zuojin	60	Non-executive director
Ma Yongwei	69	Independent director
Sun Changji	69	Independent director
Bruce Douglas Moore	62	Independent director
Anthony Francis Neoh	65	Independent director
Liu Jiade	49	Vice president
Zhou Ying	58	Vice president
Su Hengxuan	49	Vice president
Miao Ping	53	Vice president
Xu Hengping	53	Chief operating officer
Li Mingguang	42	Chief actuary

Directors

Yuan Li has been our chairman since June 2011 and the president of CLIC since May 2011. He has many years of experience in banking and insurance industries and regulatory agencies. From 1998 to 2011, Mr. Yuan worked with the CIRC, as director of the policies and regulations department, director of the development and reform department, assistant to the chairman and press spokesman. From 1990 to 1998, he worked with China Ping An Insurance Company, as general manager of China Ping An Insurance (U.S.) Company Limited, general manager of the administration department and assistant manager of the property and casualty insurance department of China Ping An Insurance Company. Mr. Yuan started his career in the insurance industry since 1984 when he joined the Jilin branch of the People’s Insurance Company of China. After graduation from the university in 1982, he engaged in credit work in Panshi branch of the People’s Bank of China. Mr. Yuan received a doctorate degree in finance from the school of economics of Peking University as an on-job postgraduate, and received the titles of senior economist, associate research fellow and research fellow.

Wan Feng has been our president since September 2007. He is also a vice president of CLIC, a director of AMC, a director of CLPCIC, a director of China Life Pension and a director of CGB. He has been an executive director of our company since June 2006. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan has been in charge of our daily operations and management as authorized by board resolution since January 31, 2007. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a doctorate in finance from Nankai University in Tianjin. Mr. Wan, a senior economist, has 30 years of experience in the life insurance industry and has previously worked at our Jilin branch, Shenzhen branch, Hong Kong branch and Hong Kong Taiping Life Insurance Company. Mr. Wan, a senior economist, was awarded special allowance by the State Council. He is currently the director of China Life Foundation, the deputy director of China Association of Actuaries, a deputy director of Insurance Association of China, an executive director of Insurance Institute of China and a director of China Insurance Guarantee Fund Committee.

Lin Dairen has been an executive director of our company since October 27, 2008. Mr. Lin has served as a vice president of our company since 2003, and as the executive director and president of China Life Pension from November 2006. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, was awarded special allowance by the State Council. He has 30 years of experience in the life insurance industry and has accumulated extensive experience in operations and management. He is currently the executive director of the Insurance Institute of China, the executive director of the Labor Institute of China and the executive director of Peking University China Center for Insurance and Social Security Research.

Liu Yingqi has been an executive director of our company since October 27, 2008. Ms. Liu has served as a vice president of our company since January 2006, and as the Secretary of our board of directors since May 30, 2008. Ms. Liu has been a director of China Life Pension since November 2006. Between August 2003 and January 2006, Ms. Liu was the chairperson of our board of supervisors. Ms. Liu graduated with a BA in economics from Anhui University in 1982. Ms. Liu, a senior economist, has extensive experience in operation and management and over 25 years of experience in the operation and management of life insurance businesses and insurance administration. She is currently a director of the Insurance Institute of China.

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

Shi Guoqing has been a non-executive director of our company since 2004. Mr. Shi is also a vice president of CLIC from August 2003, and the chairman of China Life Insurance (Overseas) Co., Ltd., director of Beijing Oriental Plaza Company Limited, director of China World Trade Center Limited, director of China World Trade Center Company Limited, director of China World Trade Investments Limited, chairman of Shanghai PICC Tower Limited, and director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a senior economist, has over 35 years of experience in the insurance industry, and has accumulated extensive experience in the operation and management of insurance businesses.

Zhuang Zuojin has been a non-executive director of our company since June 2006, and has served as a vice president of CLIC from August 2003 and a director of AMC from June 2004. She has acted as a director of China Life Franklin Asset Management Company Limited from May 2006. Ms. Zhuang graduated from Correspondence College of CCP School, majored in economics and management and studied probability and statistics (major in insurance actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a senior accountant, has worked in the insurance industry for over 31 years, and has accumulated extensive experience in the operation and management of insurance businesses. She is currently the vice president of Financial Accounting Society of China.

Ma Yongwei has been an independent director of our company since 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the chairman of the CIRC from 1998 to 2002. From 1996 to 1998, he served as the chairman and president of former China Insurance Group Company, from 1994 to 1996 as the chairman and president of former People’s Insurance Company of China and from 1984 to 1994 served as the governor of Agricultural Bank of China. Mr. Ma graduated from finance department of Liaoning Finance and Economic University in 1966. Mr. Ma, a researcher, has over 39 years of experience in the banking industry and the insurance industry.

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

Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. In 2002, he was responsible for Asian actuarial services (excluding Japan actuarial services) in Beijing. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, with a major in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 36 years of experience serving the insurance industry as an executive or a consultant.

Anthony Francis Neoh has been an independent director of our company since June 2010. Mr. Neoh currently serves as a member of the International Consultation Committee of the CSRC. Prior to that, he served as a chief advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China and Chairman of the Hong Kong Securities and Futures Commission. From 1996 to 1998, he was the chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now known as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with an honours degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected as Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited and manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, he has been serving as an independent non-executive director of Bank of China Limited.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	57	Chairperson of board of supervisors
Shi Xiangming	52	Supervisor
Yang Hong	45	Employee representative supervisor
Wang Xu	44	Employee representative supervisor
Tian Hui	60	Supervisor

Xia Zhihua has been the chairperson of our board of supervisors since March 2006. Ms. Xia served as the State Council’s representative in the board of supervisors of major state-owned financial institutions and designated supervisor of bureau-level and assistant bureau-level grade official from July 2000 to December 2005. She was an assistant inspector of National Treasury Bureau of the Ministry of Finance in June 2000, a deputy director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000, and a deputy director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998. Ms. Xia graduated from Xiamen University, majoring in politics and economics at the department of economics, and majoring in world economics at the college of economics from February 1978 to November 1984, and received a bachelor’s degree and a master degree in economics, respectively. Ms. Xia is also the executive director of China Institution of Internal Audit, and received the qualification of Certified Internal Auditor (CIA).

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

Wang Xu has been a supervisor of our company since May 2009 and the office director of our company since April 2009. Mr. Wang served as the deputy office director in charge, deputy general manager of the group life insurance sales department, and deputy chief, chief and deputy general manager of the health insurance department of our company from January 1999 to April 2009. He also served as a doctor-in-charge of the orthopedics department of China Aerospace Central Hospital from 1989 to 1999. Mr. Wang graduated from Suzhou Medical Institute with a bachelor’s degree in medicine in 1989 and obtained a financial MBA degree from Chinese University of Hong Kong in 2004. Mr. Wang is an associate senior doctor.

Tian Hui has been a supervisor of our company since June 2004. He is currently the vice chairman and party secretary of China Coal Technology & Engineering Group Corp, the vice president of China National Coal Association, and the deputy director of Coal Industry Committee of Technology. Mr. Tian was the director and party secretary of China Coal International Engineering Research Institute from June 2006 to April 2008 and director and deputy party secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained a bachelor’s degree from Fuxin Minery School and a doctor’s degree from China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level senior engineer and a master of China construction design, and was awarded a special allowance by the State Council.

Senior Management

Wan Feng, see “—Directors and Senior Management—Directors” for his profile.

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Liu Yingqi, see “—Directors and Senior Management—Directors” for her profile.

Liu Jiade has been a vice president of our company since 2003 and a director of AMC from June 2004. Mr. Liu has served as a director of China Life Franklin Asset Management Company Limited since May 2006, and as a director of CGB since December 2006. He became the vice director of the finance bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor’s degree in public finance. He is currently a director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Informationization Committee.

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

Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as assistant to president of our Company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006 and a director of Insurance Professional College since December 2006. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majored in insurance, and graduated from the school of management of University of Science and Technology of China in July 2011 with a Ph.D degree in management, majoring in management science and engineering. Mr. Su, a senior economist, has over 29 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the Insurance Marketing Association of the Insurance Association of China.

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

Xu Hengping has been the chief operating officer of our company since August 2010. Mr. Xu served as the general manager of our Fujian branch since April 2007. Mr. Su served as the deputy general manager of our Fujian branch since December 2002 and assistant to the general manager of our Fujian branch since September 1998. Prior to that, he held positions in Fuzhou Life Insurance Company Limited and our Longyan branch. Mr. Xu graduated from Fujian Institute of Financial Administrators in 1987, majoring in insurance, and from the Network College of Hunan University in 2004, majoring in finance. Mr. Xu also studied in the graduate school of Xiamen University, majoring in monetary banking. Mr.Xu, a senior economist, has over 32 years of experience in life insurance management.

Li Mingguang has been our chief actuary since March 2012. Mr. Li joined our company in 1996 and subsequently served as deputy director, director, assistant to the general manager of product development department, person in charge of actuarial matters of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics with a master’s degree in actuarial science in 1996 and Tsinghua University with an EMBA in 2010. He also studied in the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first session of the China Association of Actuaries. He is currently the secretary-general of the China Association of Actuaries and a guest director of the board of directors of the Insurance Institute of China.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2011. The total compensation package for our chairman of the board of directors, executive directors and chairman of the board of supervisors for the year ended December 31, 2011 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2011. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yuan Li	22.42	—	9.94	—	32.36
Yang Chao(2)	16.01	—	16.17	—	32.18
Wan Feng	34.58	—	26.20	—	60.78
Lin Dairen	34.20	—	25.94	—	60.14
Liu Yingqi	34.20	—	25.94	—	60.14
Miao Jianmin	—	—	—	—	—
Shi Guoqing	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—
Ma Yongwei	—	—	—	—	—
Sun Changji	—	—	—	—	—
Bruce Douglas Moore	32.00	—	—	—	32.00
Anthony Francais Neoh	30.00	—	—	—	30.00
Xia Zhihua	34.20	—	25.94	—	60.14
Shi Xiangming	58.98	—	25.02	—	84.00
Yang Hong	56.41	—	22.26	—	78.67
Wang Xu	56.41	—	24.14	—	80.55
Tian Hui	15.00	—	—	—	15.00
Total	424.41	—	201.55	—	625.96

(1)	Include benefits-in-kind, social insurance and housing fund to be paid by the employer.
(2)	Resigned as chairman and executive director on June 3, 2011.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to our president who are not our directors and our chief operating officer, chief actuary and chairman of the communist party disciplinary commission, for the year ended December 31, 2011. The total compensation package for our executive officers for the year ended December 31, 2011 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2011. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Total
RMB in ten thousands
Liu Jiade	60.14
Zhou Ying	60.14
Su Hengxuan	60.14
Miao Ping	60.14
Xu Hengping	52.95
Li Mingguang(1)	—
Hwei-Chung Shao(2)	413.55
Total	707.06

(1)	Was appointed as our chief actuary in March 2012.

(2)	Was our chief actuary before the expiration of her employment contract with us in February 2012.

The aggregate amount of compensation we paid to our five highest paid individual employees, including three supervisors and two senior management members during the year ended December 31, 2011, was approximately RMB 7.18 million (US$1.14 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2011 was approximately RMB 4.14 million (US$0.66 million).

Senior Management Compensation

Our senior management’s compensation consists of four components, including basic salaries, performance-based salaries, fringe benefits and mid to long-term incentive compensation.

We have set up a comprehensive performance management system. A performance appraisal method for officers of our headquarters is used to appraise the performance of the officers annually based on the achievement of objectives set forth in their employment contracts. Measures for such appraisal include a quantitative index for business performance as well as a qualitative index for management performance. Specifically, the business performance index includes our major business objectives, establishing a connection between the achievement of our major business targets and the officers’ performance appraisal.

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2011. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 28 to our consolidated financial statements included elsewhere in this annual report.

C. BOARD PRACTICES

General

Our board of directors consists of eleven members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The term of our current board of directors started in May 2009. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

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

Board Committees

We have established standing audit, nomination and remuneration, risk management and strategy, investment decision and budget, execution and evaluation committees.

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

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to formulate the training and remuneration policy for our senior management. Our nomination and remuneration committee is currently comprised of Sun Changji, Bruce Douglas Moore and Miao Jianmin. Mr. Sun Changji serves as the chairman.

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

In October 2011, our board approved the establishment of a new budget, execution and evaluation committee. The primary duties of the budget, execution and evaluation committee are to supervise the budget planning and formulation of our performance appraisal plans, to review and monitor the management’s implementation of the budget plans and to evaluate the overall execution of the budget plans. Our budget, execution and evaluation committee is currently comprised of Yuan Li, Wan Feng, Shi Guoqing, Zhuang Zuojin, Ma Yongwei, Sun Changji and Liu Yingqi. Yuan Li serves as the chairman.

D. EMPLOYEES

As of December 31, 2009, 2010 and 2011, we had approximately 104,500, 103,220 and 100,319 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2009, 2010 and 2011.

	As of December 31
	2009		2010		2011
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	21,450	20.52%	19,793	19.18%	20,880	20.81%
Financial and auditing staff	7,967	7.62%	7,432	7.20%	6,874	6.85%
Sales and marketing staff(1)	26,320	25.18%	26,298	25.48%	28,480	28.39%
Underwriters, claim specialists and customer service staff	39,329	37.54%	37,670	36.49%	32,853	32.75%
Other professional and technical staff(2)	3,800	3.64%	3,837	3.72%	3,750	3.74%
Other	5,759	5.51%	8,190	7.93%	7,482	7.46%

Total	104,535	100%	103,220	100%	100,319	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2009, 2010 and 2011, we had approximately 777,000, 706,000 and 685,00 exclusive agents, respectively. The decrease in the number of our exclusive agents from 2010 to 2011 was partially due to the strengthened performance review conducted by us in 2011, as a result of which a number of exclusive agents with lower productivity level left. In addition, increasing competition for agents from other business institutions made it difficult for insurance companies including ourselves to increase the number of exclusive agents.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 11, 2012 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc(1)	479,114,024 (Long position) 76,428,445 (Short position)	6.43 1.02	% %	1.70 0.27	% %

Note (1):

BlackRock, Inc. was interested in a total of 479,114,024 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional
Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Capital Management, Inc.,
BlackRock Asset Management Canada Limited, BlackRock Investments Canada, Inc, BlackRock Asset Management Japan
Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock
(Netherlands) B.V., BlackRock International Limited., BlackRock Advisors (UK) Limited., BlackRock Asset Management
Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Managers Limited and BlackRock Asset Management
Deutschland AG were interested in 22,869,033 H shares, 456,244,991 H shares, 295,151,320 H shares, 195,939,320 H shares, 7,299,000 H shares, 1,072,000 H shares, 642,000 H shares, 2,014,825 H shares, 104,000 H shares, 115,000 H shares, 62,870,843 H shares, 208,000 H shares, 6,068,000 H shares, 21,241,980 H shares, 54,101,058 H shares, 3,643,000
H shares, 1,181,965 H shares and 1,230,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 76,428,445 H shares (1.02%).

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2011 and April 10, 2012, there were, respectively, 15,248,707 ADRs representing 228,730,605 H shares, with 26 registered holders, and 15,474,428 ADRs representing 232,116,420 H shares, with 80 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 6% equity interest in China Life Pension, a 60% equity interest in CLPCIC and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension, CLPCIC and IHC are therefore considered as our connected persons under the HKSE Listing Rules. On December 15, 2011, we renewed the policy management agreement with CLIC. In December 2011, the asset management agreement between us and AMC was automatically renewed and CLIC and AMC entered into a new asset management agreement. On March 8, 2012, we entered into an insurance sales framework agreement with CLPCIC. On June 24, 2011, we entered into a capital injection agreement with CLIC and CLPCIC. On May 5, 2011, our Ningbo branch and the Ningbo branch of CLPCIC entered into a property purchase agreement with Ningbo Jinghe Property Development Company Limited, or Ningbo Jinghe. Since July 2011, AMC and IHC participated in the investment and development of a parcel of state-owned land. We also continued to carry out certain other continuing related party transactions with CLIC, AMC, IHC and China Life Pension in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 20% equity interest in China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. We entered into three negotiated deposit agreements with CGB in February 2011 and December 2011, respectively. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of the transactions with CGB are set forth below.

Continuing Related Party Transactions with CLIC

During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

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

Our policy management agreement with CLIC expired on December 31, 2011. On December 15, 2011, we and CLIC signed a confirmation letter to renew the policy management agreement under the same terms for a term of three years ending on December 31, 2014. The annual cap in respect of the service fees to be paid by CLIC to us under this agreement for each of the three years ending on December 31, 2014 is RMB 1,188 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2010. On December 30, 2010, we entered into a new asset management agreement with AMC on substantially the same terms for a one-year term expiring on December 31, 2011. This agreement was automatically renewed for a successive one-year term ending on December 31, 2012 in accordance with its renewal terms because neither party had given the other party written notice to terminate the agreement. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ending December 31, 2011 was RMB 692 million. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the year ending on December 31, 2012 is RMB 900 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC which was effective until December 31, 2011. A detailed discussion of this agreement is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by CLIC to AMC under the asset management agreement for the year ending on December 31, 2011 was RMB 129 million. On December 29, 2011, CLIC and AMC entered into a new asset management agreement under substantially the same terms as the previous asset management agreement which expired on December 31, 2011. The new agreement will last for three years starting from January 1, 2012. The annual caps in respect of the service fees to be paid by CLIC to AMC under the new agreement for each of the three years ending on December 31, 2014 are RMB 300 million, RMB 310 million and RMB 320 million, respectively. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

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

A detailed discussion of the terms of this agreement is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

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

Insurance Continuing Related Party Transactions with CLPCIC

On November 18, 2008, we entered into an insurance sales framework agreement with CLPCIC for a three-year term ending on November 17, 2011. On March 8, 2012, we entered into a new insurance sales framework agreement with CLPCIC under substantially the same terms as the previous insurance sales framework agreement. This new agreement will last for two years and will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiration. The parties recognized the rights and obligations incurred from November 18, 2011 to March 7, 2012 based on the terms and conditions of the agreement entered into in 2008. Pursuant to this new insurance sales framework agreement, CLPCIC entrusted us to act as its agent to sell certain specified insurance products within the authorized regions, and agreed to pay us service fees in consideration of the services provided. The service fee will be determined by reference to the cost incurred by us plus a marginal profit. The service fees paid to us for the year ended December 31, 2011 is RMB405 million. The annual caps in respect of the service fees to be paid by CLPCLIC to us for the three years ending December 31, 2014 are RMB660 million, RMB800 million and RMB960 million, respectively.

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

Capital Injection to CLPCIC

On June 24, 2011, we entered into a capital injection agreement with CLIC and CLPCIC, pursuant to which we injected RMB 1.6 billion and CLIC injected RMB 2.4 billion into CLPCIC. After the capital injection, the registered capital of CLPCIC was increased from RMB 4 billion to RMB 8 billion. The proportionate shareholding between CLIC and us remained unchanged. On July 19, 2011, the capital injection was approved by the CIRC.

Acquisition of Property by the Company and CLPCIC

On May 5, 2011, our Ningbo branch and the Ningbo branch of CLPCIC entered into a property purchase agreement with Ningbo Jinghe Property Development Company Limited, or Ningbo Jinghe, pursuant to which our Ningbo branch and the Ningbo branch of CLPCIC agreed to acquire Sanbao Century Plaza from Ningbo Jinghe at the total purchase price of RMB920,461,815. Our Ningbo branch will pay RMB774,161,535 for 31,598.43 square meters of Sanbao Century Plaza, representing 84.1% of the saleable area, and the Ningbo branch of CLPCIC will pay RMB146,300,280 for 5,971.44 square meters of Sanbao Century Plaza, representing 15.9% of the saleable area. Sanbao Century Plaza is expected to be delivered for use by September 30, 2012.

AMC’s Participation in Investment and Development of Land

On July 1, 2011, AMC, IHC, Beijing Wanyang Shiji Chuangye Investment Management Limited, or Beijing Wanyang, and Beijing Vantone Real Estate Co., Ltd., or Beijing Vantone, entered into a joint bidding agreement with respect to a parcel of state-owned construction land located at the Beijing central business district of Chaoyang district. Under this agreement, a consortium was formed by the four companies to participate in the bid for the land. The parties to the consortium agreed to form a project company to implement the development and construction of the land if the bid was successful and to be jointly and severally liable for the consortium’s bidding activities. After the consortium successfully won the bid, the consortium signed a state-owned construction land use right transfer agreement with Beijing Municipal Bureau of Land and Resources on August 31, 2011. The land is approximately 7,840 square meters, and the land transfer price is RMB2,656,280,000. Subsequently, the consortium formed China Life Yuantong Property Company Limited, or China Life Yuantong, as the project company and signed a supplemental agreement with Beijing Municipal Bureau of Land and Resources to change the transferee under the land transfer agreement to China Life Yuantong. China Life Yuantong has a registered capital of RMB600,000,000, with AMC, IHC, Beijing Wanyang and Beijing Vantone owning 19%, 51%, 29% and 1% of its equity interest, respectively.

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB. These transactions are governed by several agreements between CGB and us, including a strategic cooperation agreement, negotiated deposit agreements and individual bancassurance product cooperation agreements. A detailed discussion of these agreements is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009, April 29, 2010 and April 26, 2011, respectively.

The strategic cooperation agreement expired on March 19, 2012 and the individual bancassurance product cooperation agreements will expire on April 29, 2012. We are in the process of negotiating new agreements with CGB.

New Negotiated Deposit Agreements with CGB

During the reporting period, we entered into three new negotiated deposit agreements with CGB in February 2011 and December 2011, respectively. Under the two agreements entered into in February 2011, we agreed to deposit in CGB a total of RMB 2.5 billion (US$397 million) for a term of 64 months. The annual interest rate applicable to our deposits will be fixed at 5.5% per annum. Under the agreement entered into in December 2011, we agreed to deposit in CGB a total of RMB 1.5 billion (US$238 million) for a term of 61 months. The annual interest rate applicable to our deposits will be fixed at 6.15% per annum.

Capital Injection to CGB

On March 20, 2010, our board of directors approved the capital injection of RMB 2,999 million into CGB. In July 2010, the capital injection was approved by the CIRC and China Banking Regulatory Commission, respectively. This transaction was completed in December 2010. After the capital injection, the registered capital of CGB was increased from RMB 11,979 million to RMB 15,402 million. We hold 3,080,479,452 shares in CGB, which accounted for 20% of CGB’s outstanding shares. Our proportionate shareholding in CGB remained unchanged.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the asset management agreement between CLIC and AMC and the insurance sales framework agreement between CLPCIC and us are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 15, 2011, December 30, 2010, December 29, 2011 and March 8, 2012, respectively.

The transaction under the capital injection agreement among CLIC, AMC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on February 9, 2009.

The transaction under the capital injection agreement among CLIC, CLPCIC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on June 24, 2011.

The transaction under the property purchase agreement among our Ningbo branch, the Ningbo branch of CLPCIC and Ningbo Jinghe is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on May 6, 2011.

The series of arrangements entered into by AMC with IHC, Beijing Wanyang and Beijing Vantone in relation to the investment and development of land is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on February 17, 2012.

The remaining related party transactions discussed above, other than the transactions with CGB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The continuing related party transactions with CGB are not regarded as connected transactions for us under the HKSE Listing Rules.

Figures for the year ended December 31, 2011

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements, the property leasing agreement and the insurance sales framework agreement for the year ended December 31, 2011 is set out below:

Transactions	The aggregate value for the year ended December 31, 2011
(RMB in millions)
1. Policy management agreement between CLIC and us	1,112
2. Asset management agreement
(a) between CLIC and AMC	129
(b) between AMC and us	692
3. Property leasing agreement	66
4. Insurance sales framework agreement between CLPCIC and us	405

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us, the asset management agreement between CLIC and AMC and the insurance sales framework agreement between CLPCIC and us which were subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and confirmed that:

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 26, 2012 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.23 per share, totaling approximately RMB 6,501 million (US$1,033 million), for the year ended December 31, 2011. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2011.

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

We paid dividends of RMB 0.05 per share in respect of 2005, RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009 and RMB 0.04 per share in respect of 2010. Our board of directors has recommended the declaration of final dividends of RMB 0.23 per share in respect of 2011. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2011 and grading to 5.35% in 2013, rising to 5.5% in 2014 (remaining level thereafter). Starting at 13% in 2011, and grading to 15% in 2013 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at December 31, 2011 and the value of one year’s sales for the 12 months to December 31, 2011, and their corresponding results in 2010 are shown below.

Table 1

	Components of Embedded Value and Value of One Year’s Sales	RMB million
ITEM		December 31, 2011	December 31, 2010
A	Adjusted Net Worth	110,266	144,655
B	Value of In-Force Business before Cost of Solvency Margin	215,608	183,008
C	Cost of Solvency Margin	(33,020)	(29,564)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	182,588	153,444
E	Embedded Value (A + D)	292,854	298,099
F	Value of One Year’s Sales before Cost of Solvency Margin	23,756	23,726
G	Cost of Solvency Margin	(3,557)	(3,887)
H	Value of One Year’s Sales after Cost of Solvency Margin (F+G)	20,199	19,839

Notes: Taxable income is based on earnings calculated using solvency reserves.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2011.

Table 2

Analysis of Embedded Value Movement in 2011

ITEM		RMB million
A	Embedded Value at Start of Year	298,099
B	Expected Return on Embedded Value	27,781
C	Value of New Business in the Period	20,199
D	Operating Experience Variance	(1,320)
E	Investment Experience Variance	(32,224)
F	Methodology, Model and Assumption Changes	(584)
G	Market Value and Other Adjustment	(8,615)
H	Exchange Gains or Losses	(545)
I	Shareholder Dividend Distribution	(11,306)
J	Other	1,369
K	Embedded Value as at December 31, 2011 (sum A through J)	292,854

Notes: Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2011 plus the expected return on investments supporting the 2011 opening net worth.
C	Value of new business sales in 2011.
D	Reflects the difference between actual experience in 2011 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.
E	Compares actual with expected investment returns during 2011.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of 2011 to the December 31, 2011, and other related adjustments.
H	Reflect the gains or losses due to change in exchange rate.
I	Reflects dividends distributed to shareholders during 2011.
J	Other miscellaneous items.

Sensitivity Testing

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

	Sensitivity Results	RMB million
		Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
	Base case scenario	182,588	20,199
1.	Risk discount rate of 11.5%	173,358	19,181
2.	Risk discount rate of 10.5%	192,509	21,289
3.	10% increase in investment return	215,496	22,853
4.	10% decrease in investment return	150,134	17,578
5.	10% increase in expenses	180,036	18,423
6.	10% decrease in expenses	185,138	21,976
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	180,837	20,123
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	184,368	20,276
9.	10% increase in lapse rates	181,284	20,125
10.	10% decrease in lapse rates	183,936	20,268
11.	10% increase in morbidity rates	180,653	20,121
12.	10% decrease in morbidity rates	184,539	20,278
13.	10% increase in claim ratio of short term business	182,303	19,596
14.	10% decrease in claim ratio of short term business	182,872	20,802
15.	Solvency margin at 150% of statutory minimum	176,412	18,384
16.	Using 2010 EV assumptions	182,885	20,278
17.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	179,982	20,104

		Adjusted Net Worth
	Base Case Scenario	110,266
18.	Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	99,901

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios1 to 16.

Towers Wastson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2011 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2011, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2011;

•	a review of the results of China Life’s calculation of the EV Results.

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

16th March 2012

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High		Low
Annual
2007	52.0000	19.2600	106.56	36.70	75.0800	(3)	32.0400	(3)
2008	39.8500	16.7000	76.75	33.57	58.9700		18.1500
2009	41.0000	19.9000	79.86	38.34	33.1800		18.6700
2010	39.3000	29.7000	76.14	57.36	31.4200		20.9000
2011	32.6000	17.2400	62.93	33.52	22.3200		14.8100
Quarterly
First Quarter, 2010	39.3000	32.6000	76.14	62.50	31.4200		26.6900
Second Quarter, 2010	38.2000	32.5500	74.79	62.68	28.4700		22.7300
Third Quarter, 2010	35.2000	29.7000	68.45	57.36	25.3300		20.9000
Fourth Quarter, 2010	36.6000	31.1000	70.50	59.78	27.8800		21.0400
First Quarter, 2011	32.6000	28.0000	62.93	53.66	22.3200		20.7900
Second Quarter, 2011	30.4500	24.6000	58.43	47.98	21.8000		17.8400
Third Quarter, 2011	27.7500	17.6600	52.87	34.40	19.1200		14.9100
Fourth Quarter, 2011	23.1500	17.2400	44.72	33.52	18.3900		14.8100
First Quarter, 2012	24.3000	18.8000	47.04	36.18	19.3300		16.0700
Monthly
October 2011	20.8000	17.2400	39.67	33.52	16.3000		14.8100
November 2011	23.1500	19.2000	44.72	36.85	18.3700		16.9800
December 2011	21.7500	18.5000	41.91	35.78	18.3900		16.3100
January 2012	23.0500	18.8000	44.31	36.18	19.3300		16.5800
February 2012	24.3000	22.2000	47.04	42.38	19.3000		18.2700
March 2012	24.0000	20.0000	46.68	38.62	18.8400		16.0700
April 2012 (through April 18, 2012)	20.5000	19.8000	39.89	37.88	17.40		16.5600

(1)	Source: Yahoo! Finance (http://finance.yahoo.com)
(2)	Each ADS represented 40 H shares until December 29, 2006 when the ratio was altered such that each ADS represented 15 H shares. The market quotations shown in the table above have been restated for all periods to reflect the current ratio of 15 H shares per ADS.
(3)	From the date of listing: January 9, 2007.

ITEM 10.	ADDITIONAL INFORMATION.

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

Dividends

Our board of directors may propose dividend distributions. A distribution of dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. The H shares will rank equally with A shares with regard to dividend rights. A distribution of shares must be approved by special resolution of the shareholders’ meeting.

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

The HKSE Listing Rules also require us to send to holders of H shares an interim report no later than three months after the end of the first six months of each fiscal year. Further, a preliminary results announcement in respect of the relevant six-month period is required to be published on the HKSE’s website no later than the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day after approval by or on behalf of our board of directors. We must publish such results no later than two months after the end of the six-month period.

According to the HKSE Listing Rules, we are required to keep the HKSE, our shareholders and other holders of our listed securities informed as soon as reasonably practicable of any information relating to us and our subsidiaries, including information on any major new developments that is not public information, which:

•	is necessary to enable them and the public to appraise the position of us and our subsidiaries; or

•	is necessary to avoid the establishment of a false market in our securities; or

•	might reasonably be expected to affect materially market activity in, and the price of, our securities.

Depending on the size of the transaction, we may also be required to disclose to our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

Restrictions on Transferability and the Share Register

Unless otherwise permitted by relevant PRC rules or regulations or approved by relevant PRC authorities, H shares may be traded only among investors who are legal or natural persons resident outside of China, and may not be sold to investors resident within the PRC. There are no restrictions under PRC law or our articles of association on the ability of investors who are not PRC residents to hold H shares. However, under relevant PRC law, a legal person resident outside of China is only allowed to hold not more than 20% of our issued share capital and legal persons resident outside of China are only allowed to hold in aggregate not more than 25% of our issued share capital, unless otherwise approved by competent authorities.

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

•

to approve the appropriation by a director or supervisor, for his or her own benefit or for the benefit of any other person, of our assets in any way, including without limitation opportunities which may be advantageous to us; or

•

to approve the appropriation by a director or supervisor, for his or her own benefit or for the benefit of another person, of the individual rights of other shareholders, including without limitation rights to distributions and voting rights (except in accordance with a restructuring of our company which has been approved by the shareholders at a general meeting in accordance with our articles of association).

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

Duties of directors, supervisors and officers

Under PRC law, directors, supervisors and officers of a joint stock company are required to comply with relevant laws and regulations and the company’s articles of association. A director, supervisor or officer who contravenes any law, regulation or the company’s articles of association in the performance of his duties shall be personally liable to the company for any loss incurred by the company. Directors, supervisors and officers are required to carry out their duties honestly and diligently, and protect the interests of the company. They are also under a duty of confidentiality to the company and prohibited from divulging confidential information concerning the company, except as permitted by relevant laws and regulations or by a decision of a shareholders’ meeting. They may not use their position and authority in the company to seek personal gain. Directors and officers may not directly or indirectly engage in the same business as the company or in any other business detrimental to the interests of the company, and they are required to forfeit any profits from these activities to the company.

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

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding 33% of the total fixed assets of the company requires the approval of at least one third of shareholders at the meeting where a quorum presents.

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

Under Delaware law, a corporation may indemnify a current director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful. Persons serving at the request of the corporation as directors, officers, employees or agents of another entity such as a subsidiary or an employee stock trust may receive advancement of expenses from the corporation. A corporation may not retroactively impair or eliminate indemnification or advancement rights by amending the corporation’s certificate of incorporation or bylaws after the occurrence of the act or omission that gives rise to indemnification or advancement rights, unless the provision contains, at the time of the act or omission, an explicit authorization of such elimination or limitation.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC and CGB.

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

Taxation of Dividends

Individual investors. According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced pursuant to an applicable tax treaty. According to a notice issued by the Chinese State Administration of Taxation, or the SAT, on June 28, 2011, if the withholding tax rate under applicable tax treaties is 10% or less, the receipt of dividends will be subject to 10% withholding tax; and if the withholding tax rate under applicable tax treaties is between 10% and 20%, the receipt of dividends will be subject to the actual tax rate as agreed under such tax treaties.

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

According to the PRC Individual Income Tax Law, as amended, capital gains realized by individuals upon the transfer of shares, including Overseas Shares, are subject to capital gains tax levied at a flat rate of 20%; and relevant tax authorities are authorized to promulgate implementation rules in this regard. To date, the relevant tax authorities have not promulgated any implementation rules on the taxation of capital gains realized by individuals upon the transfer of shares, including Overseas Shares. If the relevant tax authorities promulgate such implementation rules in the future, a 20% tax may be levied on capital gains realized by foreign individuals in accordance with the PRC Individual Income Tax Law, as amended, unless reduced pursuant to an applicable tax treaty. To date, the relevant tax authorities have not collected capital gains tax on the income from the transfer of shares.

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

Subject to certain limitations, the Chinese tax withheld from dividends paid with respect to H shares or ADSs and paid over to China, as described above under “—The People’s Republic of China—Taxation of Dividends,” may be creditable against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% U.S. federal income tax rate. A U.S. Holder of H shares or ADSs that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

A U.S. Holder that is a non-resident enterprise may be subject to Chinese tax on the gain realized upon the sale or other disposition of H shares or ADS. See “—The People’s Republic of China—Taxation of Capital Gains” above. Holders should consult their own tax advisers concerning their ability to credit such Chinese taxes against their U.S. federal income tax liability in their particular situation.

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

We believe that we were in 2011, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2011, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities to the extent specified in future IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns Form 8938, setting forth certain information with respect to such asset, if the aggregate value of all such assets exceeds the applicable reporting threshold. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include H Shares or ADSs if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of new filing requirement.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. Although the PBOC increased three times the benchmark deposit rate from the beginning of the year of 2011 to the date of this annual report, we are currently experiencing a comparatively low interest rate environment in general. If interest rates were to further increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected. If interest rates were to decline, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate.

For the years ended December 31, 2011, 2010 and 2009, our investment yield was 3.51%, 5.11% and 5.78%, respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2011, 2010 and 2009.

	Expected Maturity Date
As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	5,250	5,070	17,304	21,326	18,301	564,831	632,082	634,519
Average interest rate	4.76%	4.68%	4.76%	4.55%	3.82%	4.44%	4.44%

in US$	—	—	—	—	175	—	175	175
Average interest rate	—	—	—	—	10.25%	—	10.25%

in HK$	—	—	—	6	—	30	36	33
Average interest rate	—	—	—	5.38%	—	6.12%	5.99%

Variable rate bonds
in RMB	369	2,025	3,568	445	1,262	3,608	11,277	11,295
Average interest rate	5.53%	5.29%	5.62%	5.79%	5.15%	4.76%	5.24%

in US$	—	1,890	—	—	—	—	1,890	1,890
Average interest rate	—	0.76%	—	—	—	—	0.76%

Term deposits (excluding structured deposits)
in RMB	39,400	78,367	58,850	164,300	151,600	22,800	515,317	515,317
Average interest rate	4.89%	5.02%	4.89%	4.96%	5.46%	5.26%	5.12%

in US$	5,476	—	—	—	—	—	5,476	5,476
Average interest rate	6.85%	—	—	—	—	—	6.85%

Structured deposits (1)

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Securities sold under agreements to repurchase	13,000	—	—	—	—	—	13,000	13,000
Average interest rate	5.39%	—	—	—	—	—	5.39%

Investment contracts	2,413	1,139	4,564	723	688	60,270	69,797	68,580
Average interest rate	1.98%	1.44%	1.92%	2.57%	2.57%	2.65%	2.56%

	Expected Maturity Date
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	20,987	5,590	7,163	20,803	24,384	508,579	587,505	585,507
Average interest rate	4.72%	4.76%	4.57%	4.75%	4.58%	4.37%	4.41%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Variable rate bonds
in RMB	1,708	765	2,101	3,044	255	3,288	11,160	11,235
Average interest rate	5.43%	5.20%	5.24%	5.67%	5.98%	4.68%	5.23%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Term deposits (excluding structured deposits)
in RMB	19,235	36,400	78,367	58,850	164,300	81,400	438,552	438,552
Average interest rate	4.36%	4.20%	4.35%	4.14%	4.38%	4.46%	4.34%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Structured deposits (1)

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Securities sold under agreements to repurchase	23,065	—	—	—	—	—	23,065	23,065
Average interest rate	6.02%	—	—	—	—	—	6.02%

Investment contracts	2,359	918	1,349	2,536	800	62,209	70,171	69,432
Average interest rate	1.80%	1.51%	1.29%	2.50%	2.49%	2.34%	2.29%

	Expected Maturity Date
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	4,206	32,650	5,521	7,824	20,552	480,981	551,734	550,128
Average interest rate	3.68%	4.57%	4.74%	4.66%	4.75%	4.36%	4.39%

in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

in HK$	—	—	—	—	—	7	7	7
Average interest rate	—	—	—	—	—	5.38%	5.38%

Variable rate bonds
in RMB	3,784	1,746	1,008	5,073	3,219	8,362	23,192	23,546
Average interest rate	4.76%	5.33%	5.10%	4.98%	5.62%	4.68%	4.96%

in US$	854	—	—	2,048	—	—	2,902	2,902
Average interest rate	0.99%	—	—	1.41%	—	—	1.29%

Term deposits (excluding structured deposits)
in RMB	77,580	19,200	36,400	78,367	58,850	64,500	337,897	337,897
Average interest rate	2.69%	4.34%	3.78%	4.06%	3.64%	3.76%	3.60%

in US$	6,813	—	—	—	—	—	6,813	6,813
Average interest rate	3.18%	—	—	—	—	—	3.18%

Structured deposits (1)

in US$	—	—	273	—	—	—	273	272
Average interest rate	—	—	0.95%	—	—	—	0.95%

Liabilities
Securities sold under agreements to repurchase	33,553	—	—	—	—	—	33,553	33,553
Average interest rate	1.84%	—	—	—	—	—	1.84%

Investment contracts	2,035	1,043	1,118	657	2,144	60,329	67,326	66,184
Average interest rate	2.02%	1.34%	1.39%	2.50%	2.50%	2.35%	2.32%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2011, 2010 and 2009.

	As of December 31,
	2009		2010		2011
(RMB in millions)	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Equity securities	179,416	179,416	195,918	195,918	181,880	181,880
Securities at fair value through profit or loss (held for trading)	2,742	2,742	2,249	2,249	2,459	2,459
Available-for-sale	176,674	176,674	193,669	193,669	179,421	179,421

A hypothetical 10% decline in the December 31, 2009, 2010 and 2011 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 17,548 million, RMB 19,367 million and RMB 17,942 million, respectively.

A hypothetical 10% decline in the December 31, 2009, 2010 and 2011 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 271 million, RMB 225 million and RMB 246 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated structured deposits and term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar, Japanese yen and Hong Kong dollar. We recorded RMB 547 million (US$87 million) foreign exchange losses for the year ended December 31, 2011, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2011, 2010 and 2009.

	Expected Maturity Date
As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	300	—	—	28	—	328	328
Average interest rate	—	0.76%	—	—	10.25%	—	1.87%

in HK$	—	—	—	8	—	36	44	41
Average interest rate	—	—	—	5.38%	—	6.12%	5.99%

Term deposits (excluding structured deposits)
in US$	869	—	—	—	—	—	869	869
Average interest rate	6.85%	—	—	—	—	—	6.85%

Structured deposits(1)
in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Cash and Cash equivalents
in US$	6	—	—	—	—	—	6	6
Average interest rate	0.10%	—	—	—	—	—	0.10%

in HK$	291	—	—	—	—	—	291	291
Average interest rate	0.02%	—	—	—	—	—	0.02%

	Expected Maturity Date
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	—	300	—	—	—	300	300
Average interest rate	—	—	1.11%	—	—	—	1.11%

in HK$	—	—	—	—	8	23	31	31
Average interest rate	—	—	—	—	5.38%	5.94%	5.79%

Term deposits (excluding structured deposits)
in US$	33	—	—	—	—	—	33	33
Average interest rate	3.26%	—	—	—	—	—	3.26%

Structured deposits(1)
in US$	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Cash and Cash equivalents
in US$	1	—	—	—	—	—	1	1
Average interest rate	0.00%	—	—	—	—	—	0.00%

in HK$	230	—	—	—	—	—	230	230
Average interest rate	0.00%	—	—	—	—	—	0.00%

	Expected Maturity Date
As of December 31, 2009	2010	2011	2012	2013	2014	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	125	—	—	300	—	425	425
Average interest rate	—	3.15%	—	—	3.49%	—	3.39%

in HK$	—	—	—	—	—	8	8	8
Average interest rate	—	—	—	—	—	5.38%	5.38%

Term deposits (excluding structured deposits)
in US$	998	—	—	—	—	—	998	998
Average interest rate	3.18%	—	—	—	—	—	3.18%

Structured deposits(1)
in US$	—	—	40	—	—	—	40	40
Average interest rate	—	—	0.95%	—	—	—	0.95%

Cash and Cash equivalents
in US$	5	—	—	—	—	—	5	5
Average interest rate	1.95%	—	—	—	—	—	1.95%

in HK$	341	—	—	—	—	—	341	341
Average interest rate	0.00%	—	—	—	—	—	0.00%

(1)	assuming the interest rates are within the specified range and the deposits are not terminated earlier by the banks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2011 to April 10, 2012.

Category of Expenses	Amount Reimbursed from January 1, 2011 to April 10, 2012
NYSE listing fees	US$76,000.00
Legal fees	US$487,757.44
Investor relations(1)	US$1,299,590.20
Broker reimbursements(2)	US$111,109.42
Total	US$1,974,457.06

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a substantial part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in stocks listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to 2,282 billion in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$9 billion for investments in Sino-Ocean Land Holdings Limited in 2009 and 2010.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2011, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2011.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-2 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2011 and 2010.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2011	64.25	—	—	—
2010	63.90	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2011, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors only at least once a year. On October 27, 2011, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nominating and remuneration committee is mainly responsible for the review of the structure and components of our board of directors, formulation of the appointment and replacement plans for our board of directors and senior management, and the review and recommendation of the nomination of our directors and senior officers, as well as the formulation of training and remuneration policy for our senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In the year of 2011, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In the year of 2011, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors.

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

We are required by the China Securities Regulatory Commission (“CSRC”) to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2011 filed with the CSRC that we had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between our actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Confirmation Letter to Renew Policy Management Agreement

4.5	Non-Competition Agreement(1)

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(7)

4.7	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.8	Property Leasing Agreement(6)

4.9	Agreement for Assignment of Rights and Obligations under Property Leasing Agreement(5)

4.10	Entrustment and Account Management Agreement for Corporate Annuity Fund(6)

4.11	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on April 28, 2009.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 29, 2010.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on April 26, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Wan Feng
Name:	Wan Feng
Title:	President and Executive Director

Date: April 26, 2012

i

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter—“the Group”) at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the 2011 Annual Report to shareholders. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

Hong Kong, March 26, 2012

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2011

	Note	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
ASSETS
Property, plant and equipment	6	20,231	18,946
Investments in associates	7	24,448	20,892
Held-to-maturity securities	8.1	261,933	246,227
Loans	8.2	61,104	36,543
Term deposits	8.3	520,793	441,585
Statutory deposits—restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	562,948	548,121
Securities at fair value through profit or loss	8.6	23,683	9,762
Securities purchased under agreements to resell	8.7	2,370	—
Accrued investment income	8.8	22,946	18,193
Premiums receivable	10	8,253	7,274
Reinsurance assets	11	878	830
Other assets	12	12,182	8,199
Cash and cash equivalents		55,985	47,854

Total assets		1,583,907	1,410,579

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2011

	Note	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,199,373	1,018,135
Investment contracts	14	69,797	70,171
Securities sold under agreements to repurchase	15	13,000	23,065
Policyholder dividends payable		46,368	52,828
Annuity and other insurance balances payable		11,954	8,275
Premiums received in advance		3,719	1,880
Bonds payable	16	29,990	—
Other liabilities	17	13,968	13,746
Deferred tax liabilities	26	1,454	11,776
Current income tax liabilities		750	34
Statutory insurance fund	18	146	194

Total liabilities		1,390,519	1,200,104

Equity
Share capital	32	28,265	28,265
Reserves	33	83,371	100,512
Retained earnings		79,894	79,933

Attributable to equity holders of the Company		191,530	208,710

Non-controlling interests		1,858	1,765

Total equity		193,388	210,475

Total liabilities and equity		1,583,907	1,410,579

Approved and authorized for issue by the Board of Directors on 26 March 2012

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2011

	Note	2011 RMB million	2010 RMB million	2009 RMB million
REVENUES
Gross written premiums		318,252	318,229	275,970
Less: premiums ceded to reinsurers		(232)	(177)	(158)

Net written premiums		318,020	318,052	275,812
Net change in unearned premium reserves		256	36	(735)

Net premiums earned		318,276	318,088	275,077

Investment income	19	60,722	48,872	38,890
Net realised gains/(losses) and impairment on financial assets	20	(11,208)	15,841	21,244
Net fair value gains through profit or loss	21	337	280	1,449
Other income		2,772	2,757	2,630

Total revenues		370,899	385,838	339,290

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	22	(101,349)	(71,237)	(74,858)
Accident and health claims and claim adjustment expenses	22	(7,789)	(8,740)	(7,808)
Increase in insurance contracts liabilities	22	(181,579)	(199,655)	(154,372)
Investment contract benefits	23	(2,031)	(1,950)	(2,142)
Policyholder dividends resulting from participation in profits		(6,125)	(13,224)	(14,487)
Underwriting and policy acquisition costs		(27,434)	(27,256)	(22,936)
Finance costs	24	(873)	(304)	(111)
Administrative expenses		(21,549)	(20,285)	(18,719)
Other operating expenses		(3,275)	(3,351)	(2,279)
Statutory insurance fund contribution	18	(595)	(599)	(537)

Total benefits, claims and expenses		(352,599)	(346,601)	(298,249)

Share of profit of associates	7	2,213	1,771	704

Profit before income tax	25	20,513	41,008	41,745
Income tax	26	(2,022)	(7,197)	(8,709)

Net profit		18,491	33,811	33,036

Attributable to:
- equity holders of the Company		18,331	33,626	32,881
- non-controlling interests		160	185	155

Basic and diluted earnings per share	28	RMB0.65	RMB 1.19	RMB1.16

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2011

	Note	2011 RMB million	2010 RMB million	2009 RMB million
Other comprehensive income
Fair value (losses)/gains on available-for-sale securities		(45,576)	(13,666)	39,470
Amount transferred to net profit from other comprehensive income		11,054	(15,763)	(21,040)
Portion of fair value losses/(gains) on available-for-sale securities allocated to participating policyholders		2,521	7,983	(3,999)
Share of other comprehensive income of associates		(201)	(131)	(70)
Others		(1)	(1)	—
Income tax relating to components of other comprehensive income	26	7,989	5,362	(3,607)

Other comprehensive income for the year		(24,214)	(16,216)	10.754

Total comprehensive income for the year		(5,723)	17,595	43,790

Attributable to:
- equity holders of the Company		(5,874)	17,423	43,626
- non-controlling interests		151	172	164

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
	(Note 32)	(Note 33)
As at 1 January 2009	28,265	84,447	61,235	924	174,871
Net profit	—	—	32,881	155	33,036
Other comprehensive income	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve (Note 33)	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with equity holders	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
	(Note 32)	(Note 33)
As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	33,626	185	33,811
Other comprehensive income	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Transactions with owners
Appropriation to reserve (Note 33)	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with equity holders	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2011

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
	(Note 32)	(Note 33)
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income for the year	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Appropriation to reserve (Note 33)	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity owners	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flow

For the year ended 31 December 2011

	2011 RMB million	2010 RMB million	2009 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	20,513	41,008	41,745
Adjustments for:
Investment income	(60,722)	(48,872)	(38,890)
Net realised and unrealised (gains)/losses and impairment on financial assets	10,871	(16,121)	(22,693)
Insurance contracts	181,184	199,978	155,252
Depreciation and amortisation	1,909	1,802	1,560
Amortisation of premiums and discounts	1	(5)	10
Loss on foreign exchange	547	392	28
Share of profit of associates	(2,213)	(1,771)	(704)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(14,196)	(809)	6,435
Receivables and payables	(925)	13,056	9,917
Income tax paid	(3,456)	(10,236)	(3,995)
Interest received	404	135	291
Dividends received	36	43	40

Net cash inflow from operating activities	133,953	178,600	149,700

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	32,676	38,245	95,197
Maturities of debt securities	24,530	8,199	25,730
Sales of equity securities	98,639	133,111	101,112
Property, plant and equipment	258	240	420
Purchases:
Debt securities	(116,000)	(74,324)	(148,559)
Equity securities	(132,294)	(171,379)	(149,523)
Property, plant and equipment	(5,108)	(4,849)	(3,261)
Additional capital contribution to associates	(1,600)	(2,999)	—
Increase in term deposits, net	(79,208)	(96,602)	(116,711)
Decrease in securities purchased under agreements to resell, net	(2,370)	89	8
Interest received	49,976	38,873	34,139
Dividends received	4,874	5,321	3,159
Increase in policy loan, net	(8,344)	(10,146)	(5,155)
Other	380	284	(307)

Net cash outflow from investing activities	(133,591)	(135,937)	(163,751)

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flow (continued)

For the year ended 31 December 2011

	2011 RMB million	2010 RMB million	2009 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/increase in securities sold under agreements to repurchase, net	(10,065)	(10,488)	22,163
Interest paid	(570)	(297)	(111)
Dividends paid to the Company’s equity holders	(11,306)	(19,785)	(6,501)
Dividends paid to non-controlling interests	(58)	(111)	(104)
Proceeds from issuance of subordinated debt	29,990	—	—

Net cash inflow/(outflow) from financing activities	7,991	(30,681)	16,167

Foreign currency losses on cash and cash equivalents	(222)	(325)	(4)
Net increase in cash and cash equivalents	8,131	11,657	2,112
Cash and cash equivalents
Beginning of year	47,854	36,197	34,085

End of year	55,985	47,854	36,197

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	52,001	45,143	23,640
Short-term bank deposits	3,984	2,711	12,557

The notes on pages F-13 to F-81 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

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

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 26 March 2012.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	Standards, amendments and interpretations effective in 2011

International Accounting Standard (“IAS”) 24 (Revised) – Related Party Disclosures clarifies and simplifies the definition of a related party, provides a partial exemption from the disclosure requirements for transactions with government-related entities, and requires for additional disclosure such as commitments with related parties. The Group has adopted the partial exemption regarding disclosure requirements for transactions with government-related entities in the consolidated financial statements for the year ended 31 December 2009. Full adoption of IAS 24 (Revised) effective from 1 January 2011 has resulted in revised scope of related parties and additional disclosures for commitments with related parties.

The standards, amendments and interpretations effective in 2011 as noted below are relevant to the Group but had no material impact on the consolidated annual financial statements of the Group.

IAS 1 Amendment	Presentation of Financial Statements: Clarification of Statement of Changes in Equity
IAS 21, IAS 28 and IAS 31 Amendment	Transition Requirements for Amendments Arising as a Result of IAS 27
IAS 34 Amendment	Interim Financial Reporting: Significant Events and Transactions
IFRS 3 Amendment	Business Combinations: Contingent Consideration, Measurement of Non-controlling Interest and Share-based Payment
The International Financial Reporting Interpretations Committee (“IFRIC”) 13 Amendment	Customer Loyalty Programmes: Fair Value of Award Credits
IFRIC 14 Amendment	Prepayments of a Minimum Funding Requirement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2011

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2011.

Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Financial Statements: Other Comprehensive Income	1 July 2012
IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011
IFRS 9, IFRS 9 Amendments and IFRS 7 Amendment	Financial Instruments and Financial Instruments - Disclosures	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment requires to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.

IAS 12 Amendment provides a practical approach for measuring deferred tax assets and liabilities related to investment properties measured using the fair value model under IAS 40 Investment Property.

IAS 19 Amendment makes changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The most significant change is that actuarial gains and losses will be recognised in other comprehensive income rather than operating expenses.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2011 (continued)

IAS 32 Amendment provides additional application guidance to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. IFRS 7—Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

IFRS 7 Amendment—Disclosures: Transfers of Financial Assets introduces new disclosure requirements to help users of financial statements evaluate the risk exposures relating to transfer of financial assets and the effect of those risks on an entity’s financial position.

IFRS 9 and IFRS 9 Amendments replaced those parts of IAS 39 relating to the classification, measurement and de-recognition of financial assets and liabilities with key changes mainly related to the classification and measurement of financial assets and certain types of financial liabilities. Together with the amendments to IFRS 9, IFRS 7—Financial Instruments: Disclosures is also amended to require additional disclosures on transition from IAS 39 to IFRS 9.

The five new standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

•	A revised definition of control for the purposes of determining which arrangements should be consolidated;

•	A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;

•	Elimination of the policy choice of proportionate consolidation for joint ventures; and

•	New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

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

The investments in subsidiaries are accounted for in the company only statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that does not result in loss of controls as transactions with equity holders of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss as appropriate.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continue)

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profit or loss is recognized in net profit, and its share of post-acquisition movements in other comprehensive income is recognized in consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has obligations or made payments on behalf of the associate.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose and value in use. The impairment of investment in the associate is reviewed for possible reversal at each reporting date.

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

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.4	Foreign currency translation

The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

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

Assets under construction represent buildings and fixtures under construction and are stated at costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

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

Impairment and gains or losses on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets

2.6.a	Classification

The Group classifies its financial assets into the following categories: held-to-maturity securities, securities at fair value through profit or loss, available-for-sale securities and loans and receivables. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position. The Group’s investments in securities are mainly in the below three categories:

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(ii)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet certain criteria and designated as such at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.6.b	Recognition and measurement

Purchase and sale of investments are recognized on trade date, when the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and securities at fair value through profit or loss are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortized cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale debt securities and unrealised gains and losses arising from changes in the fair value of available-for-sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.b	Recognition and measurement (continued)

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans originated by the Group are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to.

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties;

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the followings:

•	The market price of the equity securities was more than 50% below its cost at the balance sheet date;

•	The market price of the equity securities was more than 20% below its cost for a period of at least six months at the balance sheet date; and

•	The market price of the equity securities was below its cost for a period of more than one year.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains/( losses) and impairment on financial assets in the period the impairment is recognized. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts

2.8.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at discretion of the Group.

2.8.2	Insurance contracts

2.8.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

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

•

Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Company’s expense management control.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit as incurred.

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

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in net profit.

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

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2.c	Reinsurance contracts held (continued)

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in net profit.

2.8.3	Investment contracts

Revenue from investment contracts with or without DPF is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.8.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognized in other comprehensive income. The surplus owed to policyholders is recognized as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.9	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.10	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only observable markets data. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

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

2.12	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) over period service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

2.15	Finance costs

Interest expenses for bonds payable and securities sold under agreements to repurchase are recognized within finance costs in net profit using effective interest rate method.

2.16	Current and deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in net profit, except to the extent that it relates to items recognized directly in other comprehensive income where the tax is recognized in other comprehensive income.

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

2.17	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to net profit on a straight-line basis over the lease periods.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Provisions and Contingencies

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

2.19	Dividend distribution

Dividend distribution to the Company’s equity holders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s equity holders.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

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

The various assumptions and their impact are described in Note 13.

3.2	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.c.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of investments are as follows:

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

•	Term deposits and loans: the carrying amounts of these assets in the statement of financial position approximate fair value.

The valuation methodology of various investments is described in Note 4.3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.3	Income tax

The Group is subjected to income tax in numerous jurisdictions. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

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

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	Risk Management (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	2011		2010
	RMB million	%	RMB million	%
Premiums
Hong Tai Participating Endowment (a)	58,432	19.32%	55	0.02%
Hong Ying Participating Endowment (b)	56,000	18.52%	68,612	22.63%
Kang Ning Whole Life (c)	27,696	9.16%	28,853	9.51%
Mei Man Yi Sheng Participating Endowment (d)	23,932	7.91%	28,594	9.43%
Hong Feng Participating Endowment (e)	6,096	2.02%	29,868	9.85%
Others (f)	130,294	43.07%	147,272	48.56%

Total	302,450	100.00%	303,254	100.00%

Insurance benefits expenses
Hong Tai Participating Endowment (a)	35	0.05%	—	—
Hong Ying Participating Endowment (b)	168	0.26%	27	0.06%
Kang Ning Whole Life (c)	2,987	4.61%	2,879	6.32%
Mei Man Yi Sheng Participating Endowment (d)	2,875	4.43%	2,979	6.54%
Hong Feng Participating Endowment (e)	40,856	63.02%	28,869	63.39%
Others (f)	17,914	27.63%	10,787	23.69%

Total	64,835	100.00%	45,541	100.00%

Liabilities of long-term insurance contracts
Hong Tai Participating Endowment (a)	54,300	4.56%	52	0.01%
Hong Ying Participating Endowment (b)	113,038	9.50%	62,538	6.20%
Kang Ning Whole Life (c)	127,258	10.69%	104,800	10.39%
Mei Man Yi Sheng Participating Endowment (d)	80,768	6.78%	61,716	6.12%
Hong Feng Participating Endowment (e)	218,519	18.36%	260,896	25.85%
Others (f)	596,603	50.11%	518,894	51.43%

Total	1,190,486	100.00%	1,008,896	100.00%

(a)	Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day-old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.
(b)	Hong Ying is long-term individual participating endowment insurance contract with options for single premium or regular premium of 3 years, 5 years or 10 years, designed for healthy policyholders of age between 30-day-old and 70-year-old. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured and basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured and 300% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured and 200% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(c)	Kang Ning Whole Life is long-term individual whole life insurance contract with options for single premium or regular premium of 10 years or 20 years. Its maximum critical illness benefit is paid at 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.
(d)	Mei Man Yi Sheng is long-term individual participating endowment insurance contract with options for regular premium of 3 years, 5 years, 8 years or 12 years, designed for healthy policyholders of age between 30-day-old and 60-year-old. The insured can be benefited up to age of 75. Annuity is paid at basic sum insured multiplied by the period of the payments and times 1%. Maturity benefit is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first 2 years is paid at premium received (without interest). Accident death or disease death after first 2 years is paid at basic sum insured multiplied by 110% of premium payments.
(e)	Hong Feng is long-term individual participating endowment insurance contract with single premium. Insured period can be 5 years or 10 years. The policy holder can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.
(f)	Others consist of various long-term insurance contracts with no significant concentration.

4.1.3	Sensitivity Analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 10,462 million or RMB 10,976 million (2010: RMB 9,993 million or RMB 10,435 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB 5,896 million or RMB 6,249 million (2010: RMB 5,862 million or RMB 6,221 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB 29,124 million or RMB 33,545 million (2010: RMB 26,858 million or RMB 31,084 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB 159 million lower or higher, respectively (2010: RMB 149 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking into account reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2007	2008	2009	2010	2011	Total
Current year	7,082	7,725	8,102	8,826	8,002
1 year later	6,891	7,591	8,291	8,967
2 years later	6,990	7,411	8,063
3 years later	6,990	7,411
4 years later	6,990

Estimated claims expenses	6,990	7,411	8,063	8,967	8,002	39,433

Accumulated claims expenses paid	(6,990)	(7,411)	(8,063)	(8,344)	(5,436)	(36,244)

Unpaid claims expenses	—	—	—	623	2,566	3,189

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2007	2008	2009	2010	2011	Total
Current year	7,036	7,671	8,018	8,741	7,889
1 year later	6,847	7,538	8,205	8,879
2 years later	6,945	7,360	7,979
3 years later	6,945	7,360
4 years later	6,945

Estimated accumulated claims	6,945	7,360	7,979	8,879	7,889	39,052

Accumulated claims expenses paid	(6,945)	(7,360)	(7,979)	(8,264)	(5,360)	(35,908)

Unpaid claims expenses	—	—	—	615	2,529	3,144

4.2	Financial risk

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 8 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

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

At 31 December 2011, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB 1,712 million (2010: RMB 1,066 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through profit or loss, net of the portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 16,995 million (2010: RMB 8,771 million) lower or higher, respectively, as a result of a decrease or increase in the fair value of available-for-sale securities, net of portion attributable to participating policyholders.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

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

At 31 December 2011, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB 124 million (2010: RMB 113 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of portion attributable to participating policyholders. Pre-tax available-for-sale reserve in equity would have been RMB 17,942 million (2010: RMB 11,942 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities, net of portion attributable to participating policyholders. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to debt securities and common stocks denominated in US dollar or HK dollar.

The Group holds shares traded on the HK stock market, which are traded in HK dollar. Investment income from H share holdings partially compensates adverse impact of appreciation of Renminbi.

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2011 and 2010, expressed in RMB equivalent:

As at 31 December 2011	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	4,783	4,783
Debt securities
- Held-to-maturity securities	1,890	36	1,926
- Available-for-sale securities	175	—	175
Term deposits	5,476	—	5,476
Cash and cash equivalents	4,108	237	4,345

Total	11,649	5,056	16,705

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2010	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	5,845	5,845
Debt securities
- Held-to-maturity securities	1,987	6	1,993
- Available-for-sale securities	—	20	20
Term deposits	33	—	33
Cash and cash equivalents	8,855	1,458	10,313

Total	10,875	7,329	18,204

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, are exposed to price risk. As at 31 December 2011, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB 1,192 million (2010: RMB 1,236 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the equity securities included in the table above. The actual exchange loss in year 2011 was RMB 547 million (2010: RMB 392 million).

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2011 and 2010.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or a Chinese government controlled financial institution. As at 31 December 2011, 99.8% (as at 31 December 2010: 100%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2011, 99.6% (as at 31 December 2010: 99.1% ) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2011, 100% (as at 31 December 2010: 100%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC. The Group’s debt investment plans are supported by fiscal income in budget of Central Government or third party guarantee. The Group believes these commercial banks and CSDCC. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, and cash equivalents will not cause material impact on the Group’s consolidated financial statements as at 31 December 2011 and 2010.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2011 and 2010.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

	Carrying amount	Without maturity	Contractual and expected cash flows (undiscounted)
As at 31 December 2011			Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows/(outflows)
Equity securities	181,869	181,869	—	—	—	—
Debt securities	666,652	—	36,819	89,304	103,078	821,211
Loans	61,104	—	34,056	3,653	9,623	26,278
Term deposits	520,793	—	59,279	181,522	341,592	23,506
Statutory deposits-restricted	6,153	—	2,026	4,202	324	—
Securities purchased under agreements to resell	2,370	—	2,370	—	—	—
Accrued investment income	22,946	—	22,946	—	—	—
Premiums receivable	8,253	—	8,253	—	—	—
Cash and cash equivalent	55,971	—	55,971	—	—	—

Subtotal	1,526,111	181,869	221,720	278,681	454,617	870,995

Financial and insurance liabilities
Expected cash outflows/(inflows)
Insurance contracts	1,199,373	—	(29,343)	74,813	162,936	1,912,073
Investment contracts	69,740	—	15,652	18,800	11,909	47,107
Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	13,000	—	13,000	—	—	—
Annuity and other insurance balances payable	11,954	—	11,954	—	—	—
Bonds payable	29,990	—	1,347	3,300	33,300	—
Subtotal	1,324,057	—	12,610	96,913	208,145	1,959,180

Net cash inflows/(outflows)	202,054	181,869	209,110	181,768	246,472	(1,088,185)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

	Carrying amount	Without maturity	Contractual and expected cash flows (undiscounted)
As at 31 December 2010			Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows/(outflows)
Equity securities	195,899	195,899	—	—	—	—
Debt securities	608,142	—	42,602	68,533	97,955	733,144
Loans	36,543	—	24,754	1,602	3,330	13,689
Term deposits	441,585	—	30,097	152,241	246,050	85,383
Statutory deposits-restricted	6,153	—	522	5,913	214	—
Securities purchased under agreements to resell	—	—	—	—	—	—
Accrued investment income	18,193	—	17,537	656	—	—
Premiums receivable	7,274	—	7,274	—	—	—
Cash and cash equivalent	47,839	—	47,839	—	—	—

Subtotal	1,361,628	195,899	170,625	228,945	347,549	832,216

Financial and insurance liabilities
Expected cash outflows/(inflows)
Insurance contracts	1,018,135	—	(12,805)	59,027	98,822	1,679,736
Investment contracts	70,087	—	15,566	18,495	14,320	47,219
Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	23,065	—	23,065	—	—	—
Annuity and other insurance balances payable	8,275	—	8,275	—	—	—

Subtotal	1,119,562	—	34,101	77,522	113,142	1,726,955

Net cash inflows/(outflows)	242,066	195,899	136,524	151,423	234,407	(894,739)

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

The liquidity analysis above does not include policy holder dividends payable amounting to RMB 46,368 million as at 31 December 2011 (2010: RMB 52,828 million). At 31 December 2011, declared dividends of RMB 37,451 million (2010: RMB 31,785 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts (with DPF and without DPF) and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB 51,678 million, RMB 4,342 million and RMB 13,191 million, respectively for the period ended 31 December 2011 (2010: RMB 50,434 million, RMB 3,639 million and RMB 15,456 million, respectively), payable within one year.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. In 2011, the Group issued subordinated debt to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable law and approvals from regulatory authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 8.4, Note 33 and Note 18 respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing. The Group has complied with all the local capital requirements during the year ended 31 December 2011.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Actual capital	113,685	123,769
Minimum capital	66,826	58,385
Solvency ratio	170%	212%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

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

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.

At 31 December 2011, investments classified as Level 1 comprise approximately 36.92% of financial assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information.

At 31 December 2011, investments classified as Level 2 comprise approximately 62.61% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

At 31 December 2011, investments classified as Level 3 comprise approximately 0.47% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

For the years ended 31 December 2011 and 2010, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

For the accounting policies regarding the determination of the fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2011:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
–Equity securities	174,987	1,997	2,437	179,421
–Debt securities	30,465	352,761	301	383,527
Securities at fair value through profit or loss
–Equity securities	2,459	—	—	2,459
–Debt securities	8,687	12,537	—	21,224

Total assets	216,598	367,295	2,738	586,631

Liabilities
Investment contracts at fair value through profit or loss	(57)	—	—	(57)

Total liabilities	(57)	—	—	(57)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2011:

	Available-for-sale Securities
	Debt securities	Equity securities	Total assets
Opening balance	301	1,384	1,685
Purchases	—	1,011	1,011
Transfer into Level 3	—	50	50
Fair value changes recognised in equity	—	(8)	(8)

Closing balance	301	2,437	2,738

Total gains or losses for 2011 included in net profit for assets and liabilities held at 31 December 2011	—	—	—

There	have been no significant transfers between level 1 and level 2 during 2011.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2010:

	Level 1	Level 2	Level 3	Total balance
Assets
Available-for-sale securities
–Equity securities	189,600	2,685	1,384	193,669
–Debt securities	39,141	315,010	301	354,452
Securities at fair value through profit or loss
–Equity securities	2,249	—	—	2,249
–Debt securities	5,182	2,331	—	7,513

Total assets	236,172	320,026	1,685	557,883

Liabilities
Investment contracts at fair value through profit or loss	(84)	—	—	(84)

Total liabilities	(84)	—	—	(84)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2010:

	Available-for-sale Securities
	Debt securities	Equity securities	Total assets
Opening balance	301	1,238	1,539
Purchases	—	128	128
Transfer into Level 3	—	17	17
Fair value changes recognised in equity	—	1	1

Closing balance	301	1,384	1,685

Total gains or losses for 2010 included in net profit for assets and liabilities held at 31 December 2010	—	—	—

In 2011 and 2010, the Group transferred certain debt and equity securities between Level 1, Level 2 and Level 3 due to changes in availability of market observable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

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

(iv)	Corporate and other business (Corporate & other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, as described in Note 31, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252
- Term Life	2,299	333	—	—	—
- Whole Life	37,934	85	—	—	—
- Endowment	221,925	—	—	—	—
- Annuity	39,854	20	—	—	—
Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised gains on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772
Including: inter-segment revenue	—	—	—	769	(769)	—
Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)
Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—
Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
- equity holders of the Company						18,331
- non-controlling interest						160
Unrealised losses from available-for-sale securities included in equity holder’s equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)
Depreciation and amortisation	1,409	49	380	71	—	1,909

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

5	SEGMENT INFORMATION (continued)

	As at 31 December 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	( RMB million )
Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2010
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229
-Term Life	1,964	287	—	—	—
-Whole Life	37,783	165	—	—	—
-Endowment	220,505	—	—	—	—
-Annuity	42,529	21	—	—	—
Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through profit or loss	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757
Including: inter-segment revenue	—	—	—	684	(684)	—
Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Finance costs	(277)	(17)	(3)	(7)	—	(304)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,440)	(816)	(492)	(287)	684	(3,351)
Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—
Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of profit of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax						(7,197)

Net profit						33,811

Attributable to
- equity holders of the Company						33,626
- non-controlling interests						185
Unrealised gains/(losses) from available-for-sale securities included in equity holder’s equity	(15,088)	(892)	(148)	(75)	—	(16,203)
Depreciation and amortisation	1,418	40	283	61	—	1,802

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

5	SEGMENT INFORMATION (continued)

	As at 31 December 2010
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	( RMB million )
Assets
Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities
Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2009
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970
-Term Life	805	112	—	—	—
-Whole Life	37,860	60	—	—	—
-Endowment	184,841	—	—	—	—
-Annuity	38,209	18	—	—	—
Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised losses on financial assets	19,522	1,430	222	70	—	21,244
Net fair value losses on assets at fair value through profit or loss	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630
including: inter-segment revenue	—	—	—	570	(570)	—
Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Finance costs	(95)	(7)	(1)	(8)	—	(111)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,607)	(124)	(386)	(732)	570	(2,279)
including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—
Statutory insurance fund	(404)	(21)	(112)			(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax						(8,709)

Net profit						33,036

Attributable to
- equity holders of the Company						32,881
- minority interests						155
Unrealised gains/(losses) included in equity holder’s equity	9,953	729	113	(50)	—	10,745
Depreciation and amortisation	1,169	69	289	33	—	1,560

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

6	PROPERTY, PLANT AND EQUIPMENT

	2011
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)
Cost
As at 1 January 2011	17,471	5,359	1,809	2,080	864	27,583
Transfers upon completion	1,233	3	—	(1,322)	86	—
Additions	72	574	126	3,251	13	4,036
Disposals	(54)	(197)	(296)	(927)	(27)	(1,501)

As at 31 December 2011	18,722	5,739	1,639	3,082	936	30,118

Accumulated depreciation
As at 1 January 2011	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)
Charge for the year	(684)	(727)	(169)	—	(146)	(1,726)
Disposals	9	174	264	—	25	472

As at 31 December 2011	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,546	2,280	672	2,080	368	18,946

As at 31 December 2011	14,126	2,107	597	3,082	319	20,231

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

6	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2010
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)
Cost
As at 1 January 2010	14,072	4,635	1,846	3,536	792	24,881
Transfers upon completion	2,975	104	—	(3,147)	68	—
Additions	484	871	194	2,030	20	3,599
Disposals	(60)	(251)	(231)	(339)	(16)	(897)

As at 31 December 2010	17,471	5,359	1,809	2,080	864	27,583

Accumulated depreciation
As at 1 January 2010	(3,276)	(2,587)	(1,149)	—	(372)	(7,384)
Charge for the year	(627)	(680)	(179)	—	(141)	(1,627)
Disposals	8	188	191	—	17	404

As at 31 December 2010	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)

Impairment
As at 1 January 2010	(30)	—	—	—	—	(30)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2010	(30)	—	—	—	—	(30)

Net book value
As at 1 January 2010	10,766	2,048	697	3,536	420	17,467

As at 31 December 2010	13,546	2,280	672	2,080	368	18,946

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

7	INVESTMENTS IN ASSOCIATES

Group

	2011 RMB million	2010 RMB million
As at 1 January	20,892	8,470
Additional capital contribution to associates (i)	1,600	5,777
Transfer in associates	—	5,123
Scrip dividend from associates (ii)	91	—
Share of profit	2,213	1,771
Other equity movements	(201)	(131)
Dividend received	(147)	(118)

As at 31 December	24,448	20,892

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2011, the stock price of Sino-Ocean was HK$3.60 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2011 and revenue and profit after tax for the year then ended are as followings:

Share of assets and liabilities of associates

Name	Country of incorporation	Interest held	Assets RMB million	Liabilities RMB million
China Guangfa Bank ( “CGB” )	PRC	20.00%	186,843	173,255
China Life Property & Casualty Insurance Company Limited ( “CLP&C” )	PRC	40.00%	8,962	6,370
Sino-Ocean Land Holdings Limited ( “Sino-Ocean” )	Hong Kong,PRC	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

CGB	PRC	20.00%	165,979	154,356
CLP&C	PRC	40.00%	6,042	4,870
Sino-Ocean	Hong Kong,PRC	24.07%	22,409	14,312

Total as at 31 December 2010			194,430	173,538

Share of revenues and profit after tax of associates

Name	Revenue	Profit after tax
	RMB million	RMB million
CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

CGB	4,392	1,237
CLP&C	3,557	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

7	INVESTMENTS IN ASSOCIATES (Continued)

(i)	On 25 May 2011, CLP&C’s Board of Directors Meeting and Shareholders Meeting approved the proposal to raise additional capital from the existing shareholders. The Company injected additional capital of RMB 1,600 million in cash. As a result, the Company held shares of CLP&C at a total cost of RMB 3,200 million and its interest in CLP&C remains at 40% of CLP&C’s registered capital.
(ii)	A dividend in respect of 2010 of HK$ 0.08 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 12 May 2011. Sino-Ocean announced a Scrip Dividend Scheme on 22 May 2011, under which each shareholder may elect to receive the 2010 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB 91 million on 28 June 2011 with a corresponding increase in the carry value of investments in associates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Debt securities
Government bonds	87,451	105,006
Government agency bonds	89,631	90,230
Corporate bonds	6,437	3,138
Subordinated bonds/debts	78,414	47,853

Total	261,933	246,227

Debt securities
Listed in mainland, PRC	34,006	15,785
Listed in Hong Kong, PRC	12	—
Listed in Singapore	18	—
Unlisted	227,897	230,442

Total	261,933	246,227

The estimated fair value of listed held-to-maturity securities was RMB 35,842 million as at 31 December 2011 (31 December 2010: RMB 16,250 million).

The unlisted debt securities refer to both debt securities traded on the interbank market in China and debt securities not publicly traded.

Debt securities - Contractual maturity schedule	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within one year	1,428	18,891
After one year but within five years	25,324	25,696
After five years but within ten years	52,080	47,897
After ten years	183,101	153,743

Total	261,933	246,227

8.2	Loans

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Policy loans	32,321	23,977
Other loans	28,783	12,566

Total	61,104	36,543

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within one year	32,321	23,977
After one year but within five years	6,270	1,770
After five years but within ten years	22,513	10,796
After ten years		—

Total	61,104	36,543

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

8	FINANCIAL ASSETS (continued)

8.3	Term deposits

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within one year	44,876	19,268
After one year but within five years	453,117	340,917
After five years but within ten years	22,800	81,400

Total	520,793	441,585

8.4	Statutory deposits-restricted

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Contractual maturity schedule
Within one year	1,820	400
After one year but within five years	4,333	5,753

Total	6,153	6,153

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Debt securities
Government bonds	60,325	57,871
Government agency bonds	148,539	145,538
Corporate bonds	125,407	125,423
Subordinated bonds/debts	49,256	25,620

Subtotal	383,527	354,452

Equity securities
Funds	84,767	95,380
Common stocks	93,384	97,915
Other	1,270	374

Subtotal	179,421	193,669

Total	562,948	548,121

Debt securities
Listed in mainland, PRC	31,642	29,618
Listed in Hong Kong, PRC	175	13
Unlisted	351,710	324,821

Subtotal	383,527	354,452

Equity securities
Listed in mainland, PRC	97,633	104,100
Listed in Hong Kong, PRC	4,783	5,845
Unlisted	77,005	83,724

Subtotal	179,421	193,669

Total	562,948	548,121

The unlisted securities include equity securities not traded on stock exchanges, debt securities traded on the interbank market in China, and debt securities not publicly traded.

Debt securities - contractual maturity schedule	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within one year	4,191	3,804
After one year but within five years	46,199	40,401
After five years but within ten years	138,659	129,977
After ten years	194,478	180,270

Total	383,527	354,452

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through profit or loss

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Debt securities
Government bonds	589	883
Government agency bonds	4,285	1,915
Corporate bonds	16,350	4,715

Subtotal	21,224	7,513

Equity securities
Funds	290	575
Common stocks	2,169	1,665
Warrants	—	9

Subtotal	2,459	2,249

Total	23,683	9,762

Debt securities
Listed in mainland, PRC	5,830	3,497
Unlisted	15,394	4,016

Subtotal	21,224	7,513

Equity securities
Listed in mainland, PRC	2,279	1,697
Unlisted	180	552

Subtotal	2,459	2,249

Total	23,683	9,762

The unlisted securities include equity securities not traded on stock exchanges, debt securities traded on the interbank market in China, and debt securities not publicly traded.

8.7	Securities purchased under agreements to resell

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within thirty days	1,572	—
After 30 days but within 90 days	798	—

Total	2,370	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

8	FINANCIAL ASSETS (continued)

8.8	Accrued investment income

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Bank deposits	12,985	9,537
Debt securities	9,394	8,363
Others	567	293

Total	22,946	18,193

Current	22,946	18,193
Non-current	—	—

Total	22,946	18,193

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value
	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Held-to-maturity securities	261,933	246,227	264,385	244,304
Loans	61,104	36,543	61,104	36,543
Term deposits	520,793	441,585	520,793	441,585
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	562,948	548,121	562,948	548,121
Securities at fair value through profit or loss	23,683	9,762	23,683	9,762
Securities purchased under agreement to resell	2,370	—	2,370	—
Cash and cash equivalents	55,985	47,854	55,985	47,854
Investment contracts (ii)	(69,797)	(70,171)	(68,580)	(69,432)
Securities sold under agreements to repurchase	(13,000)	(23,065)	(13,000)	(23,065)
Bonds payable	(29,990)	—	(30,000)	—

(i)	The estimates and judgments to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE

The aging of premiums receivable is within 12 months.

11	REINSURANCE ASSETS

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Long-term insurance contracts ceded (Note 13)	730	719
Due from reinsurance companies	27	22
Ceded unearned premiums (Note 13)	76	57
Claims recoverable from reinsurers (Note 13)	45	32

Total	878	830

Current	148	111
Non-current	730	719

Total	878	830

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

12	OTHER ASSETS

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Land use rights	6,381	3,609
Due from CLIC (Note 31(f))	596	598
Automated policy loan	1,450	1,091
Business tax refundable	2,182	219
Others	1,573	2,682

Total	12,182	8,199

Current	5,788	4,573
Non-current	6,394	3,626

Total	12,182	8,199

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

13	INSURANCE CONTRACTS

(a) Process used to decide on assumptions

(i) For the insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2011	4.50%~5.00%
As at 31 December 2010	4.58%~5.00%

For the insurance contracts of which the future returns are not affected by investment yields of the corresponding investment portfolios, the Group uses discount rate assumption to assess the time value impacts based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2011	2.65%~5.66%
As at 31 December 2010	2.61%~5.66%

The discount rate assumption is affected by factors such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

ii) The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

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

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

13	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii) Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life			Group Life
	RMB Per Policy	% of Premium		RMB Per Policy	% of Premium
As at 31 December 2011	37.0~45.0	0.85	%~0.90%	14.0	0.90%
As at 31 December 2010	30.4~44.6	0.90	%~1.00%	13.1	0.86%

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

(b)	Net liabilities of insurance contracts

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Gross
Long-term insurance contracts	1,190,486	1,008,896
Short-term insurance contracts
- claims and claim adjustment expenses	3,189	3,304
- unearned premiums	5,698	5,935

Total, gross	1,199,373	1,018,135

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(730)	(719)
Short-term insurance contracts
- claims and claim adjustment expenses (Note 11)	(45)	(32)
- unearned premiums (Note 11)	(76)	(57)

Total, ceded	(851)	(808)

Net
Long-term insurance contracts	1,189,756	1,008,177
Short-term insurance contracts
- claims and claim adjustment expenses	3,144	3,272
- unearned premiums	5,622	5,878

Total, net	1,198,522	1,017,327

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

13	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	2011 RMB million	2010 RMB million
- Notified claims	326	228
- Incurred but not reported	2,978	2,716

Total as at 1 January—Gross	3,304	2,944

Cash paid for claims settled in year
- Cash paid for current year claims	(5,436)	(5,959)
- Cash paid for prior year claims	(2,594)	(2,516)
Claims incurred in year
- Claims arising in current year	8,002	8,826
- Claims arising in prior year	(87)	9

Total as at 31 December—Gross	3,189	3,304

- Notified claims	354	326
- Incurred but not reported	2,835	2,978

Total as at 31 December—Gross	3,189	3,304

The table below presents movements in unearned premium reserves:

	2011			2010
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	5,935	(57)	5,878	5,997	(83)	5,914
Increase	5,698	(76)	5,622	5,935	(57)	5,878
Release	(5,935)	57	(5,878)	(5,997)	83	(5,914)

As at 31 December	5,698	(76)	5,622	5,935	(57)	5,878

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long – term insurance contracts:

	2011 RMB million	2010 RMB million
As at 1 January	1,008,896	809,223
Premiums	302,450	303,254
Release of liabilities (i)	(174,189)	(138,159)
Accretion of interest	47,090	38,298
Change in assumptions	3,268	(6,382)
Other movements	2,971	2,662

As at 31 December	1,190,486	1,008,896

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

14	INVESTMENT CONTRACTS

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Investment contracts with DPF	52,072	50,839
Investment contracts without DPF
- At amortised cost	17,668	19,248
- Designated as at fair value through profit or loss	57	84

Total	69,797	70,171

The table below presents movements of investment contracts with DPF

	2011 RMB million	2010 RMB million
As at 1 January	50,839	50,219
Deposits received	6,981	9,459
Deposits withdrawn and paid on death and other benefits	(7,089)	(9,990)
Policy fees deducted from account balances	(59)	(95)
Interest credited	1,400	1,246

As at 31 December	52,072	50,839

15	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Maturing:
Within thirty days	13,000	23,065

Total	13,000	23,065

The transactions are conducted under terms that are customary for standard secured lending activities. Carrying values of debt securities pledged as collateral representing available-for-sale investments are as follows

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million

Debt securities pledged	13,305	24,377

Total	13,305	24,377

16	Bonds payable

Included in Bonds payable are subordinated debts of RMB 29,990 million as at 31 December 2011. On 26 October 2011, the Company issued RMB 30 billion subordinated debts to qualified investors who met the relevant regulatory requirements (the “Issuance”). The total principal amount of the Issuance is RMB 30 billion, with a maturity term of 10 years. The coupon rate per annum is 5.50% for the first 5 years. The Company has the right to call the subordinated debts at par at the end of the fifth year. If the Company does not exercise the call option, the coupon rate per annum will be 7.50% for the remaining 5 years. Subordinated debts are measured at amortized cost as described in Note 2.10.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

17	OTHER LIABILITIES

Group

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Salary and staff welfare payable	4,207	3,780
Commission and brokerage payable	1,871	1,944
Agent deposits	666	656
Tax payable	393	378
Payable to constructors	449	372
Stock appreciation rights (Note 29)	569	1,192
Others	5,813	5,424

Total	13,968	13,746

Current	13,968	13,746
Non-current	—	—

Total	13,968	13,746

18	STATUTORY INSURANCE FUND

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

19	INVESTMENT INCOME

	For the year ended 31 December
	2011 RMB million	2010 RMB million	2009 RMB million
Debt securities
– held-to-maturity securities	10,691	10,538	9,882
– available-for-sale securities	16,935	14,962	13,580
– at fair value through profit or loss	449	86	297
Equity securities
– available-for-sale securities	4,876	5,211	3,108
– at fair value through profit or loss	37	40	38
Bank deposits	24,978	16,363	10,805
Loans	2,658	1,583	1,172
Securities purchased under agreements to resell	98	89	8

Total	60,722	48,872	38,890

Included in investment income is interest income of RMB 55,809 million (2010: RMB 43,621 million, 2009: RMB 35,744 million). All interest is accrued using the effective interest method.

The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2011 were RMB 5,105 million and RMB 27,883 million, respectively (2010: RMB 4,797 million and RMB 26,038 million, 2009: RMB 3,422 million and RMB 23,483 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

20	NET REALISED GAINS/(LOSSES) AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2011 RMB million	2010 RMB million	2009 RMB million
Debt securities
Net realised gains	433	508	3,146
Reversal of impairment	11	76	200

Subtotal	444	584	3,346

Equity securities
Net realised gains	1,272	17,028	20,248
Impairment	(12,924)	(1,771)	(2,350)

Subtotal	(11,652)	15,257	17,898

Total	(11,208)	15,841	21,244

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2011, the Group recognized impairment charge of RMB 4,133 million (2010: RMB 259 million, 2009: RMB 758 million) of available-for-sale funds and RMB 8,791 million (2010: RMB 1,512 million, 2009: RMB 1,592 million) of available-for-sale common stocks, for which the Group determined that objective evidence of impairment existed.

21	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2011 RMB million	2010 RMB million	2009 RMB million
Debt securities	(405)	403	(250)
Equity securities	134	(486)	1,726
Stock appreciation rights	608	363	(27)

Total	337	280	1,449

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

22	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts liabilities	154,374	(2)	154,372

Total insurance benefits and claims expenses	237,159	(121)	237,038

23	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

24	FINANCE COSTS

	For the year ended 31 December
	2011 RMB million	2010 RMB million	2009 RMB million
Interest expenses for the bonds payable	303	—	—
Interest expenses for securities sold under agreements to repurchase	570	304	111

Total finance costs	873	304	111

25	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2011 RMB million	2010 RMB million	2009 RMB million
Employee salary and welfare cost	8,416	8,240	7,773
Housing benefits	552	507	472
Contribution to the defined contribution pension plan	1,555	1,344	1,182
Depreciation and amortisation	1,909	1,802	1,560
Exchange loss	547	392	28
Auditor’s remuneration	65	65	71

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

26	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the net profit represents:

	2011 RMB million	2010 RMB million	2009 RMB million
Current taxation – Enterprise income tax	4,355	6,420	6,299
Deferred taxation	(2,333)	777	2,410

Taxation charges	2,022	7,197	8,709

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2010 and 2009: 25%) is as follows:

		2011 RMB million	2010 RMB million	2009 RMB million
Profit before income tax		20,513	41,008	41,745
Tax computed at the statutory tax rate		5,128	10,252	10,436
Non-taxable income	(i)	(3,511)	(3,413)	(2,627)
Additional tax liability from expenses not deductible for tax purposes	(i)	325	317	520
Unused tax losses		57	41	25
Other		23	—	355

Income taxes at effective tax rate		2,022	7,197	8,709

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

26	TAXATION (continued)

(c)	As at 31 December 2011, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance RMB million	Investment RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged) / credited to net profit	(604)	(376)	203	(777)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	7,358	—	7,358
- Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged) / credited to net profit	(505)	2,740	98	2,333
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	8,619	—	8,619
-Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

Subtotal	(630)	8,619	—	7,989

As at 31 December 2011	(12,266)	9,857	955	(1,454)

(i)	The deferred tax liability brought forward as at 1 January 2010 arising from the insurance category represented mainly the tax impact related to the change of long term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009. Change during the 2011 was mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

26	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million
Deferred tax assets:
- deferred tax assets to be recovered after more than 12 months	10,306	3,217
- deferred tax assets to be recovered within 12 months	1,595	617

Subtotal	11,901	3,834

Deferred tax liabilities:
- deferred tax liabilities to be settled after more than 12 months	(13,105)	(15,262)
- deferred tax liabilities to be settled within 12 months	(250)	(348)

Subtotal	(13,355)	(15,610)

Total net deferred tax liabilities	(1,454)	(11,776)

27	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2011 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2010: 28,264,705,000).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

28	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights subject to government policy.

A small part of the stock appreciation right was abstained in 2011. As at 31 December 2011, there were 55.01 million units outstanding (as at 31 December 2010: 55.71 million) and 55.01 million units exercisable (as at 31 December 2010: 55.71 million). As at 31 December 2011, the amount of intrinsic value for the vested stock appreciation rights is RMB 556 million (as at 31 December 2010: RMB 1,185 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

All the stock appreciation rights awarded were fully vested as at 31 December 2011. The Company recognized a gain of RMB 608 million in the fair value gain in the consolidated comprehensive income representing the fair value change of the rights for the year ended 31 December 2011 (2010: RMB 363 million). The Company reversed RMB 15 million due to the abstentions of the stock appreciation right. RMB 556 million and RMB 13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2011 (as at 31 December 2010, RMB 1,179 million and RMB 13 million), respectively. No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2011.

29	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in June 2011, a final dividend of RMB 0.40 per ordinary share totalling RMB 11,306 million in respect of the year ended 31 December 2010 was declared and was paid in 2011. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2011.

Pursuant to a resolution passed at the meeting of the Board of Directors on 26 March 2012, a final dividend of RMB 0.23 per ordinary share totalling approximately RMB 6,501 million for the year ended 31 December 2011 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2011.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2011:

Significant related party	Relationship with the Company

CLIC	The ultimate holding company

China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company

China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company

Sino-Ocean	An associate of the Company

CGB	An associate of the Company

CLP&C	An associate of the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC

China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of CLIC

China Life Franklin Asset Management Co., Limited (“AMC HK”)	An indirect subsidiary of the Company

China Life Investment Holding Company Limited (“IHC”)	Under common control of CLIC

China Life Enterprise Annuity Fund (“EAP”)	A pension fund operated for the benefit of employees in the Company and AMC

China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

(b)	Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Represen tative

CLIC	Beijing, China	Life, health and accident insurance and other types of personal insurance and reinsurance. Funds management business permitted by national laws and regulations or by State Council of the People’s Republic of China. Provision of various types of personal insurance services, consulting and agency services. Other business approved by CIRC and other regulatory department	Immediate and ultimate holding company	State owned	Yuan Li

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2010 million	Increase million	Decrease million	As at 31 December 2011 million
CLIC	RMB 4,600	—	—	RMB 4,600
AMC	RMB 3,000	—	—	RMB 3,000
Pension Company	RMB 2,500	—	—	RMB 2,500
AMC HK	HK$ 60	—	—	HK$ 60

(d)	Percentage of holding and changes during the year

Equity holder	As at 31 December 2010				As at 31 December 2011
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB 19,324	68.37%	—	—	RMB 19,324	68.37%

Subsidiaries	As at 31 December 2010				As at 31 December 2011
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB 1,680	60.00% directly	—	—	RMB 1,680	60.00% directly
Pension Company	RMB 2,305	92.20% directly and indirectly	—	—	RMB 2,305	92.20% directly and indirectly
AMC HK	HK dollar 30	50.00% indirectly	—	—	HK dollar 30	50.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Note	2011	2010	2009
		RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,112	1,154	1,193
Asset management fee earned from CLIC	(ii.a)	129	123	112
Additional capital contribution to AMC from CLIC		—	—	720
Dividends to CLIC		7,729	13,526	4,444
Dividends to CLIC from AMC		58	111	104
Awards on recovery of non-performing assets and others earned from CLIC		14	—	—
Retired Personnel management fee earned from CLIC		2	—	—
Asset management fee earned from China Life Overseas	(ii.d)	17	27	15
Asset management fee earned from CLP&C	(ii.c)	23	5	3
Property insurance payments to CLP&C		51	44	37
Claim payment and others to the Company from CLP&C		14	38	41
Brokerage fee from CLP&C	(iii)	405	216	129
Additional capital contribution to CLP&C (Note 7)		1,600	—	—
Rentals and policy management fee income earned from CLP&C		22	23	36
Rentals, project payments and others to CLRE	(iv)	26	14	8
Property leasing expense charged by IHC	(v)	66	67	64
Asset management fee earned from IHC		6	6	7
Service fee and other income earned from IHC		34	14	30
Asset purchase payments to Chengdu Insurance Institution		—	—	19
PP&E purchase payment to IHC		2	—	—
Property leasing expense from IHC		8	—	—
Prepayment to China Life Yuantong	(viii)	167	—	—
Transaction with CGB
Interest income earned from CGB		690	376	309
Brokerage fee charged by CGB	(vi)	9	16	20
Additional capital contribution to CGB		—	2,999	—
Interest income earned from CGB of additional capital contribution		—	13	—
Premium earned from CGB		5	—	—
Dividends from GDB		—	—	55
Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		260	—	—
Scrip dividends from Sino-Ocean (Note 7)		91	—	—
Cash Dividends from Sino-Ocean		56	118	—
Interest earned from subordinated debts		13	—	—
Project management fee paid to Sino-Ocean		4	—	—
Transaction with EAP
Payment to EAP		235	210	298
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	692	659	540
Dividends to the Company		87	167	156
Payments of insurance policies by AMC to the Company		1	1	1
Project consulting fee paid to AMC		3	—	5
Additional capital contribution to AMC		—	—	1,080

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

			For the year ended 31 December
	Note		2011	2010	2009
			RMB million	RMB million	RMB million

Transaction with Pension Company
Rental and disbursement from Pension Company			97	134	86
Brokerage fee to the Company	(vii	)	6	7	3
Annuity promotion fee to the Company			32	8	—
Investment brokerage fee charged by the Company			36	5	2
IT services fee income earned from Pension Company			2	2	2
Business promotion bonus from Pension Company			3	—	—
Surcharge on building sold to Pension Company			—	—	244
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii.e	)	9	8	8

Note:

(i)	On 30 December 2008, CLIC and the Company entered into a renewal agreement, with effective period to 31 December 2011, to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB 8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated statement of comprehensive income.
(ii.a)	On 30 December 2008, CLIC and AMC entered into a renewal agreement, with effective period to 31 December 2011, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The service fee could be adjusted according to the performance.
(ii.b)	On 30 December 2009, the Company and the AMC entered into a renewal agreement, with effective period to 31 December 2010, whereby the Company agreed to pay the AMC a fixed service fee and a performance fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The performance fee if earned is charged at 20% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2010, the Company and AMC signed a renewal agreement, which extended the expiration date of the agreement to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiration. With the exception that the fixed service fee is calculated with reference to the net asset value of the assets by the rate of 0.05%, the terms and conditions of the revised agreement remain unchanged. Asset management fees charged to the Company by AMC is eliminated in the consolidated statement of comprehensive Income.
(ii.c)	In 2009, CLP&C and the AMC signed an agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance. As at 31 December 2010, there is no objection by both parties and the agreement renewed automatically.
(ii.d)	In September 2007, China Life Overseas and the AMC HK entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual net investment return yield. In February 2011, China Life Overseas and the AMC HK signed a renewal agreement, which extended the expiration date of the original agreement to 31 December 2011.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:	(continued)

(ii.e)	In September 2009, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2010 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis is calculated at 0.05% of portfolio asset value for 2010. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2011 annual instruction, the calculation and payment of asset management fees are same as 2010. Asset management fees charged to the Company by AMC HK is eliminated in the consolidated Statement of Comprehensive Income.
(ii.f)	In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiration. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1 January 2011, Pension Company and AMC signed a renewal agreement, with effective period to 31 December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiration. Asset management fees charged to Pension Company by AMC is eliminated in the consolidated Statement of Comprehensive Income.
(iii)	In November 2008, the Company and CLP&C entered into a 2-year agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in certain jurisdictions. The service fee is determined according to cost (tax included) added marginal profit. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiration. On 8 March 2012, the Company and CLP&C entered into a new 2-year agreement, which was subject to an automatic renewal for one year if there was no objection by both parties upon expiration with all the original terms remaining the same. The parties also agreed that the agreement signed in 2008 remains effective until 2012 agreement becomes effective.
(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.
(v)	On 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis. Rental of buildings subleased by IHC was paid directly by the Company to the owner. The agreement will expire on 31 December 2012.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:	(continued)

(vi)	On 29 April 2007, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB 1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of five years.
(vii)	In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at 80% of the first year management fee. The agreement term was one year and subject to an automatic renewal for one year. On December 2010, the Company and Pension Company signed a renewal agreement, with effective period to December 2011. The agreement is subject to an automatic renewal for one year if there was no objection by both parties upon expiration. The terms and conditions of the agreement remain unchanged.
(viii)	In September 2011, AMC, IHC, Beijing Wanyang and Beijing Vantone jointly invested and established China Life Yuantong to develop and construct the parcel of land located at Plot Z13, Core Zone, Central Business District (CBD), East Third Ring Road, Chaoyang District, Beijing. AMC has made its capital contribution to China Life Yuantong in proportion to its equity holding ratio of 19%. The total amount was RMB 281 million, of which RMB 167 million is payment in advance.

(f)	Amounts due from / to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB and subordinated debts issued by Sino-Ocean.

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
The Group
Amount due from CLIC (Note 12)	596	598
Amount due to CLIC	(1)	(1)
Amount due from China Life Overseas	5	22
Amount due from CLP&C	51	37
Amount due to CLP&C	(1)	(4)
Amount due from IHC	15	17
Amount due to IHC	(8)	(33)
Amount due from Yuantong	167	—
Amount due from CLRE	1	—
Amount deposited with CGB	16,311	11,667
Available - for - sale securities from Sino - Ocean	260	—
The Company
Amount due from Pension Company	75	91
Amount due to Pension Company	(2)	(3)
Amount due to AMC	(59)	(62)
Amount due to AMC HK	(4)	(2)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2011	2010	2009
	RMB million	RMB million	RMB million
Salaries and other benefits	13	20	23

The total compensation package for the Company’s key management for the year ended 31 December 2011 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2010 has been approved by relevant authorities. The total compensation of 2010 is RMB 20 million, including deferral payment about RMB 5 million.

(h)	Transactions with state-owned enterprises

Under IAS 24 (Revised), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Revised) exemption and disclose only qualitative information.

As at and during the year ended 31 December 2011, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2011, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

31	SHARE CAPITAL

	As at 31 December 2011		As at 31 December 2010
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2011, the Company’s share capital was as follows:

	As at 31 December 2011
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441
Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

32	RESERVES

	Additional paid in capital	Unrealised gains/ (losses) from available- for-sale securities	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million (a)	RMB million (b)	RMB million (c)	RMB million	RMB million

As at 1 January 2009	53,860	10,057	9,555	4,633	6,343	(1)	84,447
Other comprehensive loss for the year	—	10,745	—	—	—	—	10,745
Appropriation to reserve	—	—	3,293	1,009	3,293	—	7,595

As at 31 December 2009	53,860	20,802	12,848	5,642	9,636	(1)	102,787

Other comprehensive income for the year	—	(16,202)	—	—	—	(1)	(16,203)
Appropriation to reserves	—	—	3,368	7,192	3,368	—	13,928

As at 31 December 2010	53,860	4,600	16,216	12,834	13,004	(2)	100,512

Other comprehensive loss for the year	—	(24,204)	—	—	—	(1)	(24,205)
Appropriation to reserves	—	—	1,848	3,368	1,848	—	7,064

As at 31 December 2011	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

32	RESERVES (continued)

(a)	The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2011 and 2010 amounting to RMB 1,848 million and RMB 3,368 million, respectively, under the relevant PRC laws.

(b)	Approved by the Annual General Meeting in June 2011, the Company appropriated RMB 3,368 million to discretionary reserve fund for the year ended 31 December 2010 based on net profit under CAS (2010: RMB 3,293 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2011 and 2010, the Company appropriated 10% of net profit under CAS which amounts to RMB 1,848 million and RMB 3,368 million, respectively to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under CAS or IFRS, whichever is lower, less any accumulated losses and appropriation to statutory reserve that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above was RMB 74,136 million as at 31 December 2011 (as at 31 December 2010: RMB 76,832 million).

33	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
Pending lawsuits	168	139

The Group has been involved in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each fiscal year. A provision will only be recognized if the management determines, based on third-party legal advice, that we have present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2011, the Group did not recognize any provision for such certain lawsuits.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

34	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
Contracted but not provided for	7,147	5,082

ii)	Capital commitments to contribute to Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund of which RMB 374 million had been paid as at 31 December 2011. The remaining RMB 126 million will be paid when called.

iii)	Capital commitments in relation to the China South to North Water Diversion Project

The Group committed to contribute RMB 2,500 million to the China South to North Water Diversion Project of which RMB 213 million had been paid at 31 December 2011. The remaining RMB 2,287 million will be paid when called.

iv)	Capital commitments in relation to the Datang international Thermal power plant project

The Group committed to contribute RMB 510 million to the Datang international Thermal power plant project of which none had been paid as at 31 December 2011. The remaining RMB 510 million will be paid when called.

v)	Capital commitments to contribute to Hony Capital RMB Fund

The Group committed to contribute RMB 1,500 million to Hony Capital RMB Fund 2010,L.P.of which RMB 880 million had been paid as at 30 December 2011. The remaining RMB 620 million will be paid when called.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2011

34	COMMITMENTS (continued)

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2011	As at 31 December 2010
	RMB million	RMB million
Land and buildings
Not later than one year	403	338
Later than one year but not later than five years	509	453
Later than five years	29	42

Total	941	833

The operating lease payments charged to profit before income tax for the year ended 31 December 2011 was RMB 644 million (for the year ended 31 December 2010: RMB 606 million).

35	SUBSEQUENT EVENTS

On 26 March 2012, the Company’s Board of Directors approved the proposal to issue the fixed-term subordinated debts with par value of no more than RMB 38 billion in single or multi-tranches to domestic qualified investors who meet the relevant regulatory requirements. Meanwhile, the Company’s Board of Directors approved the proposal, subject to regulation of the relevant authorities, to issue subordinated liability instruments overseas with par value of no more than RMB 8 billion or equivalent amount in other currency. The proposal is subject to the approval by the Company’s shareholders, the CIRC as well as other relevant government authorities.