Form 20-F
period 2012-12-31
CHINA LIFE INSURANCE CO LTD
filed 2013-04-26
CIK 1268896

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-31914

Exact name of Registrant as specified in its charter)

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

As of December 31, 2012, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2010, the China Insurance Yearbook 2011, the China Insurance Yearbook 2012 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.2301, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2012 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

A. SELECTED FINANCIAL DATA

Selected Historical Consolidated Financial Data

The following tables set forth our selected consolidated financial information for the periods indicated. We have derived the consolidated financial information from our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports.

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

IFRS	For the year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)
Revenues
Gross written premiums	265,656	275,970	318,229	318,252	322,742	51,804
Less: premiums ceded to reinsurers	(156)	(158)	(177)	(232)	(384)	(62)

Net written premiums	265,500	275,812	318,052	318,020	322,358	51,742
Net change in unearned premium reserves	(323)	(735)	36	256	(232)	(37)

Net premiums earned	265,177	275,077	318,088	318,276	322,126	51,705

Investment income	44,946	38,890	48,872	60,722	73,243	11,756
Net realized gains/(losses) and impairment on financial assets	(5,964)	21,244	15,841	(11,208)	(26,876)	(4,314)
Net fair value gains/(losses) through profit or loss	(7,194)	1,449	280	337	(313)	(50)
Other income	3,420	2,630	2,757	2,772	3,305	530

Total revenues	300,385	339,290	385,838	370,899	371,485	59,627

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(89,659)	(74,858)	(71,237)	(101,349)	(107,674)	(17,283)
Accident and health claims and claim adjustment expenses	(7,641)	(7,808)	(8,740)	(7,789)	(7,898)	(1,268)
Increase in insurance contracts liabilities	(134,649)	(154,372)	(199,655)	(181,579)	(184,990)	(29,693)
Investment contract benefits	(1,931)	(2,142)	(1,950)	(2,031)	(2,032)	(326)
Policyholder dividends resulting from participation in profits	(1,671)	(14,487)	(13,224)	(6,125)	(3,435)	(551)
Underwriting and policy acquisition costs	(24,200)	(22,936)	(27,256)	(27,434)	(27,754)	(4,455)
Finance costs	(438)	(111)	(304)	(873)	(2,575)	(413)
Administrative expenses	(16,652)	(18,719)	(20,285)	(21,549)	(23,283)	(3,737)
Other operating expenses	(2,971)	(2,279)	(3,351)	(3,275)	(3,304)	(530)
Statutory insurance fund contribution	(558)	(537)	(599)	(595)	(609)	(98)

Total benefits, claims and expenses	(280,370)	(298,249)	(346,601)	(352,599)	(363,554)	(58,354)

Share of profit of associates	(56)	704	1,771	2,213	3,037	487
Profit before income tax	19,959	41,745	41,008	20,513	10,968	1,760
Income tax	(685)	(8,709)	(7,197)	(2,022)	304	49

Net profit	19,274	33,036	33,811	18,491	11,272	1,809

Attributable to:
- Equity holders of the Company	19,137	32,881	33,626	18,331	11,061	1,775
- Non-controlling interests	137	155	185	160	211	34
Basic and diluted earnings per share(1)	0.68	1.16	1.19	0.65	0.39	0.06

Other comprehensive income
Fair value (losses)/gains on available-for-sale securities	(61,622)	39,470	(13,666)	(45,576)	8,864	1,423

Amount transferred to net profit from other comprehensive income	4,878	(21,040)	(15,763)	11,054	26,876	4,314
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders	11,702	(3,999)	7,983	2,521	(2,635)	(423)
Share of other comprehensive income of associates	291	(70)	(131)	(201)	167	27
Others	(3)	—	(1)	(1)	—	—
Income tax relating to components of other comprehensive income	11,260	(3,607)	5,362	7,989	(8,265)	(1,327)

Other comprehensive income for the year	(33,494)	10,754	(16,216)	(24,214)	25,007	4,014

Total comprehensive income for the year	(14,220)	43,790	17,595	(5,723)	36,279	5,823

Attributable to
- Equity holders of the Company	(14,316)	43,626	17,423	(5,874)	36,056	5,787
- Non-controlling interests	96	164	172	151	223	36

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

IFRS	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)
Assets
Property, plant and equipment	16,720	17,467	18,946	20,231	22,335	3,585
Investments in associates	7,891	8,470	20,892	24,448	28,991	4,653
Held-to-maturity securities	211,929	235,099	246,227	261,933	452,389	72,613
Loans	17,926	23,081	36,543	61,104	80,419	12,908
Term deposits	228,272	344,983	441,585	520,793	641,080	102,901
Statutory deposits-restricted	6,153	6,153	6,153	6,153	6,153	988
Available-for-sale securities	424,939	517,499	548,121	562,948	506,416	81,285
Securities at fair value through profit or loss	14,099	9,133	9,762	23,683	34,035	5,463
Securities purchased under agreements to resell	—	—	—	2,370	894	143
Accrued investment income	13,149	14,208	18,193	22,946	28,926	4,643
Premiums receivable	6,433	6,818	7,274	8,253	8,738	1,403
Reinsurance assets	940	832	830	878	948	152
Other assets	4,957	6,317	8,199	12,182	18,140	2,912
Cash and cash equivalents	34,085	36,197	47,854	55,985	69,452	11,148

Total assets	987,493	1,226,257	1,410,579	1,583,907	1,898,916	304,797

Liabilities and equity
Liabilities
Insurance contracts	662,865	818,164	1,018,135	1,199,373	1,384,537	222,234
Investment contracts	65,063	67,326	70,171	69,797	66,639	10,696
Policyholder dividends payable	43,178	54,587	52,828	46,368	44,240	7,101
Bonds payable	—	—	—	29,990	67,981	10,912
Securities sold under agreements to repurchase	11,390	33,553	23,065	13,000	68,499	10,995
Annuity and other insurance balances payable	4,980	5,721	8,275	11,954	16,890	2,711
Premiums received in advance	1,811	1,804	1,880	3,719	2,576	413
Other liabilities	11,057	11,978	13,746	13,968	16,435	2,638
Deferred tax liabilities	10,344	16,361	11,776	1,454	7,834	1,257
Current income tax liabilities	1,668	3,850	34	750	22	4
Statutory insurance fund	266	137	194	146	162	26

Total liabilities	812,622	1,013,481	1,200,104	1,390,519	1,675,815	268,987

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,537
Reserves	84,447	102,787	100,512	83,371	112,428	18,046
Retained earnings	61,235	80,020	79,933	79,894	80,392	12,903

Attributable to equity holders of the Company	173,947	211,072	208,710	191,530	221,085	35,486

Non-controlling interests	924	1,704	1,765	1,858	2,016	324

Total equity	174,871	212,776	210,475	193,388	223,101	35,810

Total liabilities and equity	987,493	1,226,257	1,410,579	1,583,907	1,898,916	304,797

Exchange Rate Information

We prepare our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.2301 to US$1.00, the noon buying rate on December 31, 2012 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. During this period, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008, and, since January 1, 2009, the H.10 statistical release of the Federal Reserve Board. On April 19, 2013, the exchange rates were US$ 1.00 to RMB 6.1772 and US$ 1.00 to HK$ 7.7637, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2012	6.2877	6.2372	7.7549	7.7494
November 2012	6.2454	6.2221	7.7518	7.7493
December 2012	6.2502	6.2251	7.7518	7.7493
January 2013	6.2303	6.2134	7.7585	7.7503
February 2013	6.2438	6.2213	7.7580	7.7531
March 2013	6.2246	6.2105	7.7640	7.7551
April 2013 (through April 19, 2013 )	6.2078	6.1772	7.7652	7.7618

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2008, 2009, 2010, 2011, 2012 and 2013 (through April 19, 2013) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2008	6.8225	7.7499	6.9477	7.7814
2009	6.8259	7.7536	6.8295	7.7513
2010	6.6000	7.7810	6.7603	7.7692
2011	6.2939	7.7663	6.4475	7.7793
2012	6.2301	7.7507	6.2990	7.7556
2013 (through April 19, 2013)	6.1772	7.7637	6.2070	7.7593

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business

Our growth is dependent on our ability to attract and retain productive agents.

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from insurance companies and other business institutions and increasing labor costs in China may also force us to increase the compensation of our agents and sales representatives, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which will become effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed implementation rules of the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC, we believe that the market competition for qualified agents will be increased further if the CIRC were to enforce such rules. We cannot guarantee that we will not have difficulty attracting and retaining productive agents in the future.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

Commercial banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been focusing on commercial banks and banking operations of post offices as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. These insurance companies may be able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks or banking operations of post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We have experienced agent and employee misconduct that has resulted in litigation and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. None of these actions has resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations, financial condition or prospects.

Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals.

The success of our business is dependent to a large extent on our ability to attract and retain key personnel who have in-depth knowledge and understanding of the life insurance market in China, including members of our senior management, qualified underwriting personnel, actuaries, information technology specialists and experienced investment managers. As of the date of this annual report, we do not carry key personnel insurance for any of these personnel. We compete to attract and retain these key personnel with other life insurance companies and financial institutions, some of which may offer better compensation arrangements. Existing insurers are expanding their operations and the number of other financial institutions is growing. As the insurance and investment businesses continue to expand in China, we expect that competition for these personnel will increase in the future. Although we have not had difficulty in attracting and retaining qualified key personnel in the past, we cannot guarantee that this will continue to be the case. If we were unable to continue to attract and retain key personnel, our business and financial performance could be materially and adversely affected.

We are exposed to changes in interest rates.

Changes in interest rates may affect our profitability.

Our profitability is affected by changes in interest rates. From the beginning of the year 2012 to the date of this annual report, the PBOC reduced the interest rates two times. As a result, the interest rate on one-year term deposits was reduced from 3.50% to 3.00%. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, trade surpluses and deficits, regulatory requirements and other factors beyond our control. The Chinese government may further reduce interest rates, which may reduce the income we realize from our investments, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

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

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. As of December 31, 2012, the average guaranteed rate of return of the products we offered was 2.44%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. We have not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be materially and adversely affected. Furthermore, in 2010 the CIRC published for comment draft regulations that would remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which is currently 2.50%. Because it is still unclear if and when the CIRC will issue final rules on this subject and what will be provided in the final rules, we have not yet determined the impact, if any, on our business as a whole if the cap were to be removed, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Because of the general lack of long-term fixed income securities in the Chinese capital markets and the restrictions on the maximum amount that we may invest in each type of investment, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, restrictions under the current PRC insurance law and regulations on the maximum amount that we may invest in a particular type of asset, as well as the limited availability of long-duration investment assets in the markets in which we invest, have resulted in, and in the future may result in, the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 20 years. Furthermore, the financial markets currently do not provide an effective means for us to hedge our interest rate risk through financial derivative products. We believe that, with the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, until we are able to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our business and earnings.

Our investments are subject to risks.

We are exposed to potential investment losses if there is an economic downturn in China.

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2012, approximately 99.68% of our total investment assets were in China. In particular, as of December 31, 2012, approximately 46.2% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 35.8% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 62.3% were placed with the five largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2012, we had RMB 164,742 million (US$26,443 million) invested in equity securities, among which RMB 161,985 million (US$26,000 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price declines and volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 46.2% of our investment assets as of December 31, 2012 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative methods when making investments. For example, we made our first private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring 35% equity interest in it. However, these new investment channels are still subject to evolving regulatory requirements. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, which may increase the risk exposure of our investments in debt investment plans. In addition, our experience with these new investment channels, especially overseas channels, might be limited. These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 49 million (US$8 million) in foreign exchange losses for the year ended December 31, 2012, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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

We establish liabilities for claims arising from a specific catastrophe after assessing the exposure and damages arising from the event. Although we have purchased catastrophe reinsurance in order to reduce our catastrophe exposure, we cannot assure you that any significant catastrophic event will not have a material adverse effect on us.

Current or future litigation, arbitration and regulatory proceedings could result in financial losses or harm our businesses.

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in payments of insurance benefits, damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation, arbitration and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. These measures are based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no universal standard which defines the form, calculation method or presentation format of the embedded value of an insurance company. Assumptions used in embedded value calculations include discount rate, mortality, morbidity, expenses and surrender rate, as well as certain macro-economic factors. These assumptions may deviate significantly from our actual experience. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in its entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

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

We retain confidential information on our computer systems, including customer information and proprietary business information. In addition, from time to time, the confidential information of our customers is transmitted between our computer systems and those of third parties, such as third-party agents selling insurance products for us. Any compromise of the security or other errors of our computer systems or those arising during the information transmission process that result in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses.

United States Foreign Account Tax Compliance Legislation

Legislation incorporating provisions referred to as Foreign Account Tax Compliance Act, or FATCA, was adopted by the United States on March 18, 2010. The legislation and subsequent guidance generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or face 30% withholding tax on “withholdable payments,” which include among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. This withholding will take place on a phased in schedule, beginning on January 1, 2014 with withholding on payments made to the FFI from U.S. sources. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passsthru payments” made to FFIs that have not entered into their own FFI Agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Withholding on foreign passthru payments will begin no earlier than 2017. Since existing guidance reserves on the definition of “foreign passthru payment,” the scope of any withholding on foreign passthru payments is uncertain at this time.

Some countries have entered into, and other countries are expected to enter into intergovernmental agreements, or IGAs, with the United States to facilitate the type of information reporting required under FATCA. While the existence of an IGA will not eliminate the risk of the withholding described above, these agreements are expected to reduce that risk for FFIs that are resident in countries that have entered into IGAs. In addition, depending on the applicable IGA, rather than reporting information directly to the IRS, a resident FFI may be required to report specified information on its U.S. accountholders to the taxing authorities of its country of residence, which will then pass the information to the IRS. It is unclear at this time whether the PRC intends to enter into an IGA with the United States.

We will closely monitor developments regarding FATCA and IGAs. If we are required to comply with the terms of an FFI agreement or an IGA, we expect that our compliance costs will be increased. If we do not comply with the terms of an FFI agreement or IGA, as applicable, then certain payments to the group will be subject to withholding under FATCA. Since regulations and other guidance implementing FATCA remains under development, the future impact of this law on us is uncertain.

The audit report included in this annual report is prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, our auditor relied on its China affiliate to perform audits on our financial statements, and the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspection of audit work performed in China prevents the PCAOB from regularly evaluating the audit work of any auditor that was performed in China including those performed by our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the audit reports included in our annual reports filed with the SEC and the China affiliate of our independent registered public accounting firm for the fiscal year 2013 are two of the five accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms because the independent registered public accounting firm that has issued the audit reports included in our annual reports filed with the SEC has relied on its China affiliate to perform audits on our financial statements and our independent registered public accounting firm for the fiscal year 2013 will rely on its China affiliate to perform audits on our financial statements for the fiscal year 2013. If the SEC prevails in the proceedings, the five accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to perform audit work for China-based companies listed in the U.S., such as ourselves. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An Life, New China Life, China Pacific Life and we accounted for more than 67% of the individual and group life insurance premiums in China in 2011, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 37% in 2010 to 35% in 2011. Each of Ping An Life, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2011, Ping An Life had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian, Haikou, Sanya and Shenzhen, and New China Life had a greater market share than we did in Beijing and Haikou. We also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign insurers have been permitted to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou and Shenzhen, where foreign-invested insurers have been allowed to operate since 1992, 1995 and 1999, the foreign-invested insurers had respective life insurance market shares of approximately 15%, 18% and 9% in 2011. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 62 property and casualty insurers as of December 31, 2012. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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

Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.2% of our individual agents had not obtained such a certificate as of December 31, 2012. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. In addition, the CIRC required that every individual agent must wear credentials showing specified information, including whether or not the agent has obtained a qualification certificate from the CIRC, when conducting agency business. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which will become effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. The detailed implementation rules of the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC. If the CIRC were to enforce such rules, we may be subject to fines and other administrative proceedings if any of our insurance agents fail to meet the requirements. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, the rules issued by the CBRC in November 2010 and by the CBRC and CIRC in March 2011 imposed a series of restrictions on sales of insurance products through bancassurance including, among other things, that insurance companies are prohibited from the sale of insurance products by their own sales representatives at the sites of the commercial banks or banking operations of post offices. We believe that these restrictions have adversely affected the sales of our bancassurance products and resulted in the decrease in the net premiums earned from individual life insurance business through bancassurance. These restrictions may continue to, at least in the short term, adversely affect the sales of our bancassurance products. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in 2010 the CIRC published for comment draft regulations that would remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which is currently 2.50%. Because it is still unclear if and when the CIRC will issue final rules on this subject and what will be provided in the final rules, we have not yet determined the impact, if any, on our business as a whole if the cap were to be removed, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. The solvency ratio is calculated by dividing the actual capital of an insurance company by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of minimum capital. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2012 was 235.58%. While our solvency ratio is currently above the required ratio of 100%, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuances of subordinated term debt, which would increase our financing costs, or through additional issuances of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in a database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999, and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. The amount of accumulated undistributed profits of CLIC itself is expected to remain negative in the short term.

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

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of the date of this annual report, CLIC holds approximately 68.37% of our share capital. As a result of these factors, CLIC, which is wholly-owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As a majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

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

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including, without limitation:

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, grew at 7.8% in 2012, its slowest pace in 13 years. In 2012, in an effort to bolster the economy, the Chinese government took certain measures, including reducing the interest rate and the deposit reserve ratio. From the beginning of the year 2012 to the date of this annual report, the interest rate on one-year term deposits, a key benchmark rate, was reduced two times, from 3.50% to 3.00%. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. See “—We are exposed to changes in interest rates.” For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate policies, tax regulations, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Latham & Watkins, has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

Holders of H shares may be subject to PRC taxation.

Under current PRC tax laws, regulations and rulings, dividends paid by us to individual holders of H shares outside of the PRC are subject to PRC individual income tax at rates ranging from 5% to 20% (usually 10%), depending on the applicable tax treaties between the home country of the individual holder of H shares and the PRC. When paying dividends to non-resident enterprise holders of H shares outside of the PRC, such dividends are subject to an enterprise income tax, which is currently levied at a rate of 10%. Such non-resident enterprise holders of H shares may be entitled to tax reductions or exemptions according to applicable tax treaties. In addition, to date, relevant tax authorities have not collected capital gains tax on the gains realized by individuals upon the sale or other disposition of H shares. If relevant tax authorities promulgate implementation rules on the taxation of capital gains realized by individuals upon the sale or other disposition of H shares, individual holders of H shares may be required to pay capital gains tax. See “Item 10. Additional Information—Taxation—The People’s Republic of China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 19, 2013, the Renminbi has appreciated by approximately 33.98% against the U.S. dollar. In 2011 and 2012, the Renminbi appreciated by approximately 4.86% and 1.02% against the U.S. dollar, respectively. We had approximately RMB 49 million (US$8 million) in foreign exchange losses for the year ended December 31, 2012, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

Payment of dividends is subject to restrictions under Chinese law.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means the lesser of our after-tax profits as determined under PRC GAAP and IFRS, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference in the amount of our consolidated after-tax profits in 2012 calculated under PRC GAAP or IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. According to a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 will be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. As of the date of this annual report, CLIC is in the process of applying for the extension of the period during which the income tax payments will be rebated.

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

We incurred capital expenditures of RMB 4,166 million (US$669 million), RMB 4,719 million and RMB 4,737 million in 2012, 2011 and 2010, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We had nearly 149 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2012. We also offer accident and short-term health insurance policies to individuals and groups. As of December 31, 2012, the average guaranteed rate of return of the products we offered was 2.44%. For the financial year ended December 31, 2012, our lapse rate was approximately 2.72%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 91.00% for 14 months after issuance and 88.50% for 26 months after issuance.

Individual Life Insurance

We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 693,000 exclusive agents operating in approximately 17,960 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Gross written premiums generated by our individual life insurance products, including long-term health and long-term accident insurance products, totaled RMB 305,841 million (US$49,091 million) for the year ended December 31, 2012, RMB 302,012 million for the year ended December 31, 2011 and RMB 302,781 million for the year ended December 31, 2010, constituting 94.8%, 94.9% and 95.2% of our total gross written premiums for those periods. The figure for 2012 represented a 1.3% increase from 2011.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Annual growth rate
	2010	2011	2012	2012	(2010-2012)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums	302,781	302,012	305,841	49,091	0.50%
Individual life liabilities of insurance contracts	1,008,201	1,189,777	1,374,777	220,667	16.77%
Individual life liabilities of investment contracts	15,664	13,349	11,646	1,869	(13.77)%

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

We offer both non-participating and participating products. There were approximately 93.21 million non-participating policies and 55.73 million participating policies as of December 31, 2012, among which approximately 55.39 million non-participating policies and 50.83 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums
Whole life and term life insurance	39,747	40,233	40,210	6,454
Endowment	220,505	221,925	227,770	36,560
Annuities	42,529	39,854	37,861	6,077

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

The guaranteed rate of return in China for non-participating whole life insurance products has been capped at 2.50% by the CIRC since June 1999. We believe that the insurance market will continue to move away from non-participating whole life insurance products. A decision by the CIRC to remove or significantly change the fixed cap on the guaranteed rate of return for non-participating whole life insurance products may have an impact on this trend, however. In 2010, the CIRC published for comment draft regulations that would remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which is currently 2.50%. It is still unclear if and when the CIRC will issue final rules on this subject and what will be provided in the final rules.

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

Hong Ying Endowment and New Hong Tai Endowment have generated the most income for participating endowment products in 2012. Hong Ying Endowment had RMB 49,396 million (US$7,929 million) of net premiums in 2012, representing 16.2% of total gross written premiums of our individual life insurance business. New Hong Tai Endowment had RMB 34,020 million (US$5,461 million) of net premiums in 2012, representing 11.1% of net premiums of our individual life insurance business. The net premiums earned from our participating endowment products decreased by RMB 54,005 million, or 20.6%, to RMB 207,794 million (US$33,353 million) in 2012 from RMB 261,799 million in 2011.

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

Marketing and Distribution

We have historically sold most of our individual life insurance and annuity products to the mass market and will continue to actively serve this market. However, we believe our core individual customer base will evolve as China’s economy develops. We will seek to capitalize on the market opportunities in the growing affluent segment of China’s population by focusing our marketing efforts on individuals residing in urban and economically developed coastal areas of China, where disposable income is relatively higher and, we believe, demand for life insurance and annuity products is greater. In addition, we have been implementing a customer segmentation sales approach which targets individuals of various income and education levels with different products. Under this sales approach, individuals in different periods of their lives are marketed with different life insurance and annuity products, with these products in many cases supplemented by our individual accident and health products.

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 693,000 exclusive agents operating in approximately 17,960 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 2,600 sales teams with approximately 16,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Gross written premiums generated from our group life insurance and annuity products totaled RMB 469 million (US$75 million) for the year ended December 31, 2012, RMB 438 million for the year ended December 31, 2011 and RMB 473 million for the year ended December 31, 2010, constituting 0.15%, 0.14% and 0.15% of our total gross written premiums for each respective year. The figure for 2012 represented a 7.1% increase from 2011. This increase was primarily due to an increase in premiums earned from group term life insurance products.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Annual growth rate
	2010	2011	2012	2012	(2010-2012)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums	473	438	469	75	(0.42)%
Group life liabilities of insurance contracts	695	709	727	117	2.28%
Group life liabilities of investment contracts	54,507	56,448	54,993	8,827	0.44%

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

	For the year ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums:
Group annuities	21	20	3	0.5
Group whole life and term life insurance	452	418	466	75

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

	As of or for the year ended December 31,				Annual growth rate
	2010	2011	2012	2012	(2010-2012)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance premiums	7,657	8,766	9,527	1,529	11.54%
Short-term health insurance premiums	7,318	7,036	6,905	1,108	(2.86)%
Accident and health reserves for claims and claim adjustment expenses (gross)	3,304	3,189	3,078	494	(3.48)%
Accident and health insurance unearned premium reserves (gross)	5,935	5,698	5,955	956	0.17%

Accident Insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 9,527 million (US$1,529 million) for the year ended December 31, 2012, RMB 8,766 million for the year ended December 31, 2011 and RMB 7,657 million for the year ended December 31, 2010, constituting 3.0%, 2.8% and 2.4% of our total gross written premiums for those periods.

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

Health Insurance

We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB 6,905 million (US$1,108 million) for the year ended December 31, 2012, RMB 7,036 million for the year ended December 31, 2011 and RMB 7,318 million for the year ended December 31, 2010, constituting 2.1%, 2.2% and 2.3% of our total gross written premiums for those periods. The figure for 2012 represented a 1.9% decrease from 2011.

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

Product Development

In 2012, in line with our general development strategy, we developed and introduced 32 new products, including 21 long-term insurance products consisting of 6 life insurance products, 2 annuity products, 12 health insurance products and 1 accident insurance product; and 11 short-term insurance products consisting of 7 accident insurance products, 3 health insurance products and 1 life insurance product with a term of one year.

With respect to long-term insurance products, we developed and introduced, among others:

•	for individual insurance distribution channels, the 2012 edition of Kang Ning critical illness insurance products, which introduced new payment modes for protection against illness, including advanced payment for certain specified illnesses, and broadened the scope of covered illnesses; the universal life insurance product Rui Ying Endowment, which optimized and upgraded the functions of generating interest on accrued survival benefits; the Xin Yu products, which focus on pension insurance and form a comprehensive protection scheme together with critical illness insurance, nursing insurance and long-term accident insurance, and provide protection at different life stages of the insured;

•	for bancassurance distribution channels, the China Life Kang Xin whole life critical illness insurance and China Life Kang Xin term critical illness insurance, which we developed in order to further enhance the embedded value of the bancassurance channel; the China Life Xin Tai participating endowment product, which are distributed concurrently through bancassurance channels and our service counters; the China Life Love products, including China Life Love endowment, China Life Love in-patient indemnity medical insurance and China Life Love nursing insurance, which we developed to meet market demands and promote business development with a mix of diversified traditional products in light of the decline of the distribution of participating products through bancassurance channels

•	for group distribution channels, the China Life Jin Tai group annuity participating product, which we developed to better meet group customers’ demand for commercial pension products; the China Life Kang Fu participating endowment product and China Life supplementary Kang Fu critical illness insurance product; and

•	for telephone distribution channels, the Hong Kang Supreme Edition product, a combination of non-participating endowment insurance and supplementary term critical illness insurance that extends the period covered by insurance, broadens the scope of covered diseases and provides more payment options and more situations that qualify for waiver of premium.

With respect to short-term insurance products, we launched two products: China Life group disease-specific micro-insurance and China Life group supplementary medical micro-insurance. In addition, we developed China Life farmers and herdsmen group accident micro-insurance and China Life You Sheng You Yu family accident insurance in order to provide better protection to farmers and herdsmen in the Tibet Autonomous Region. In order to meet borrowers’ demand for insurance coverage, we developed two products: China Life An Xin borrower term life insurance and China Life An Xin borrower accident insurance.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 693,000 exclusive agents operating in approximately 17,960 field offices for our individual products and approximately 2,600 sales teams with more than 16,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices as of the end of December 2012, which was approximately the same as in 2011. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 693,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2010	2011	2012
Number of exclusive agents (approximately)	706,000	685,000	693,000
Number of field offices	18,953	18,465	17,960

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 685,000 as of the end of 2011 to 693,000 as of the end of 2012. During 2012, we have attracted some new qualified agents. At the same time, we have continued carrying out performance reviews in 2012, which have led to the departure of a number of exclusive agents with lower productivity. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company).

Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we and members of our management may face sanctions if we retain individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2012, approximately 99.8% of our individual agents had obtained such a certificate.

We supervise and provide training to our exclusive agents through more than 1,700 full-time trainers and 30,000 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by implementing our market segmentation sales approach, assigning sales tasks matching the strengths of each individual agent, and providing standardized sales services;

•	motivating our exclusive agents with an improved performance-based compensation scheme;

•	building a more professional exclusive agent force by improving our education and training programs and enhancing our training efforts and increasing the number of qualified exclusive agents;

•	improving the quality of our exclusive agent force by expanding our recruitment program and standardizing our recruitment procedures and admission requirements; and

•	improving the efficiency of our exclusive agents by providing sales support and equipments, including expanding the China Life E-Home sales support system nationwide and equipping our more productive exclusive agents with personal electronic devices to further enhance their marketing, time management and customer service capabilities.

Group distribution channel

Our group distribution channel is comprised of our direct sales force and intermediaries.

Direct sales force

Our direct sales force is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products.

Our direct sales representatives include approximately 3,000 full-time employees and 13,000 agents for group insurance.

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

We market group products through dedicated insurance agencies and insurance brokerage companies. Dedicated insurance agencies and insurance brokerage companies work with companies primarily to select group insurance providers and group products and services in return for commission fees. Currently, the market of dedicated insurance agencies and insurance brokerage companies in China generally remains underdeveloped. However, we expect that the dedicated insurance agencies and insurance brokerage companies will play a more important role in sales of our group products in the future.

We also sell short-term insurance products through other non-dedicated agencies. Currently, we have non-dedicated agencies operating at outlets of travel agencies, commercial banks, credit cooperatives, small loan companies and airline sales counters. We expect non-dedicated agencies to become an increasingly important distribution channel for individual products.

Bancassurance channel

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 96,000 outlets of commercial banks and banking operations of post offices. Bancassurance is a steady growing channel, and we will continue to dedicate substantial resources to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

We also sell individual products through other newly developed distribution channels including telephone sales and internet-based sales.

The major products sold through our telephone sales channel are individual insurance and health insurance products. As a new sales channel developed in recent years, the sales generated by our telephone sales channel have been steadily increased and we believe that such a steady growth will continue.

We sell short-term insurance products, including tourism, comprehensive accident, traffic, overseas travel, family, student and juvenile insurance products, through our website at www.e-chinalife.com. The number of customers and sales volume of our internet-based sales channel have been steadily increased over the past several years due to the continuous improvement of the process for internet-based sales business with respect to customer registration and inquiry, product purchase and information check.

Gross written premiums attributable to each distribution channel

Beginning from the year ended December 31, 2011, we started to derive statistics to present gross written premiums attributable to each distribution channel. The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2011	2012
	RMB	RMB
	in millions
Exclusive agent force	160,588	179,761
First-year business of long-term insurance	33,051	32,197
Single	620	415
First-year regular	32,431	31,782
Renewal business	121,838	141,999
Short-term insurance business	5,699	5,565
Group distribution channel	12,809	13,562
First-year business of long-term insurance	2,106	2,165
Single	1,941	2,002
First-year regular	165	163
Renewal business	664	593
Short-term insurance business	10,039	10,804
Bancassurance channel	144,363	128,863
First-year business of long-term insurance	112,273	91,524
Single	96,974	78,151
First-year regular	15,299	13,373
Renewal business	32,033	37,283
Short-term insurance business	57	56
Other distribution channels	492	556
First-year business of long-term insurance	291	225
Single	82	8
First-year regular	209	217
Renewal business	194	324
Short-term insurance business	7	7

Total	318,252	322,742

Competition

Our nearest competitors are Ping An Life, New China Life and China Pacific Life.

•	In the individual life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 67% of total individual life insurance premiums in 2011. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 69% of total group life insurance premiums in 2011. We primarily compete based on the nationwide reach of our sales network, our relationships with large companies and institutions in China, the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 73% of total accident premiums in 2011. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 71% of total health premiums in 2011. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2011, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share(1)	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	35%	4%	38%	22%	34%
Ping An Life Insurance Company of China, Ltd. (2)	12%	51%	15%	31%	13%
China Pacific Life Insurance Co. Ltd.	10%	13%	16%	9%	10%
New China Life Insurance Co. Ltd.	10%	1%	4%	9%	10%
Tai Kang Life Insurance Co. Ltd.	7%	1%	5%	4%	7%
Others(3)	26%	30%	22%	25%	26%

Total	100%	100%	100%	100%	100%

(1)	The statistics in the China Insurance Year Book 2012 do not include long-term accident and health insurance products.
(2)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. also include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(3)	Others include: Taiping Life Insurance Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., CCB Life Insurance Co. Ltd., AXA-Minmetals Assurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., Haier Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA – CMC Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., American International Assurance Co., Ltd. (China), Cathay Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Jiahe Life Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Guohua Life Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., An Bang Life Insurance CO., Ltd., Zhongrong Life Insurance Co., Ltd., BoComm Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd, Huatai Life Insurance Co., Ltd and Lian Life Insurance Co., Ltd.

Source: China Insurance Yearbook 2012

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 61 licensed life insurance companies in China as of December 31, 2010, 61 as of December 31, 2011 and 67 as of December 31, 2012. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2012, for nine consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

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

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

In 2007, we launched for the first time the “China Life 1+N” service brand, which covers all areas of services we provide to our customers, including several types of basic policy-related services and supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” for six consecutive years.

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

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of mortality table, morbidity, expenses and investment returns. Those assumptions and other assumptions for calculating the margin for expected profitability are based on our own experience, third party consultation, the experience of reinsurance companies and published data from other institutions. For more information on regulation of insurance products, see “—Regulatory and Related Matters—Insurance Company Regulation”.

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

We have also entered into reinsurance agreements separately with the Beijing branch of Munich Reinsurance Company, the Beijing branch of Swiss Reinsurance Company Limited, the Shanghai branch of General Re Corporation, the Shanghai branch of Hannover Re and Aetna Life & Casualty (Bermuda) Ltd.

In May 2012, we purchased catastrophe reinsurance in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2012, we had RMB 1,790,838 million (US$287,449 million) of investment assets. As provided by China’s insurance law and regulations, we may invest insurance premiums and other insurance funds in bank deposits, debt securities, stocks, Chinese securities investment funds, real property and related financial products, infrastructure debt investment plans, equity interests of non-listed enterprises and related financial products, financial derivative products, securitized financial products, overseas investments and other investment channels as approved by the State Council, all subject to various limitations.

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

The following table summarizes information concerning our investment assets as of December 31, 2012, 2011 and 2010.

	As of December 31,
	2010		2011		2012
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	47,854	3.6%	55,985	3.7%	69,452	3.9%
Term deposits	441,585	33.0%	520,793	34.8%	641,080	35.8%
Statutory deposits—restricted	6,153	0.5%	6,153	0.4%	6,153	0.3%
Debt securities, held-to-maturity	246,227	18.4%	261,933	17.5%	452,389	25.3%
Debt Securities, available-for-sale	354,452	26.5%	383,527	25.7%	349,590	19.5%
Debt securities, securities at fair value through profit or loss (held-for-trading)	7,513	0.6%	21,224	1.4%	26,119	1.5%
Debt securities	608,192	45.5%	666,684	44.6%	828,098	46.3%

Loans	36,543	2.7%	61,104	4.1%	80,419	4.5%
Equity securities, available for sale	193,669	14.5%	179,421	12.0%	156,826	8.8%
Equity securities, securities at fair value through profit or loss (held-for-trading)	2,249	0.2%	2,459	0.2%	7,916	0.4%
Equity securities	195,918	14.7%	181,880	12.2%	164,742	9.2%

Resale agreements	—	—	2,370	0.2%	894	0.0%
Total investment assets	1,336,245	100%	1,494,969	100%	1,790,838	100.0%

Average investment assets balance	1,254,195		1,415,607		1,642,904

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

Our investment assets are principally comprised of fixed income securities and term deposits, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets and the restrictions on the types of investments we may make, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets and the gradual easing of our investment restrictions, our ability to match our assets to our liabilities will improve. Although we have been approved to enter into interest rate swaps, it is still not an effective means for us to hedge our interest rate risk as the Chinese interest rate swap market is still in the early stages of development.

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

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles for risk management in China’s capital markets. We understand that the CIRC is considering formulating detailed implementation rules on investment in investment vehicles for risk management by insurance companies. We will consider these alternative ways of investing once the detailed implementation rules have been issued.

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

Investment results

Our investment yields for the years ended December 31, 2012, 2011 and 2010 were 2.79%, 3.51% and 5.11%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2010		2011		2012
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents and term deposits:
Investment income	3.7%	16,363	4.6%	24,978	4.7%	30,512
Ending assets: cash and cash equivalents		47,854		55,985		69,452
Ending assets: statutory deposits—restricted		6,153		6,153		6,153
Ending assets: term deposits		441,585		520,793		641,080

Ending assets		495,592		582,931		716,685
Debt securities:
Investment income		25,586		28,075		32,324
Net realized gains and impairment on financial assets		584		444		1,243
Net fair value gains/(losses) through profit or loss		403		(405)		47

Total	4.3%	26,573	4.4%	28,114	4.5%	33,614
Ending assets		608,192		666,684		828,098
Loans:
Investment income	5.3%	1,583	5.4%	2,658	6.1%	4,339
Ending assets		36,543		61,104		80,419
Equity securities:
Investment income		5,251		4,913		5,429
Net realized gains/(losses) and impairment on financial assets		15,257		(11,652)		(28,119)

	As of or for the years ended December 31,
	2010		2011		2012
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Net fair value gains/(losses) through profit or loss		(486)		134		(88)

Total	2.8%	20,022	(3.5)%	(6,605)	(13.1)%	(22,778)
Ending assets		195,918		181,880		164,742
Resale and repurchase agreements:
Resale agreements:
Investment income	N/A	89	8.3%	98	38.8%	633
Ending assets		—		2,370		894
Repurchase agreements:
Investment expense		(304)		(570)		(181)
Ending assets		23,065		13,000		68,499
Investments in associates:
Investment income/(losses)	12.1%	1,771	9.8%	2,213	11.4%	3,037
Ending assets		20,892		24,448		28,991
Total investments:
Investment income		48,872		60,722		73,243
Net realized gains/(losses) and impairment on financial assets		15,841		(11,208)		(26,876)
Net fair value gains/(losses) through profit or loss		280		337		(313)
Business tax and extra charges for investment		(842)		(121)		(224)

Total	5.11%	64,151	3.51%	49,730	2.79%	45,830
Ending assets		1,336,245		1,494,969		1,790,838

(1)	Yields for 2012, 2011 and 2010 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 35.8% of our total investment assets as of December 31, 2012, 34.8% of our total investment assets as of December 31, 2011, and 33.1% of our total investment assets as of December 31, 2010.

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

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2010	2011	2012
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	19,268	44,876	92,045
Due after one year and through five years	340,917	453,117	548,435
Due after five years and through ten years	81,400	22,800	600
Due after ten years	—	—	—

Total term deposits	441,585	520,793	641,080

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2010	2011	2012
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	—	—	13,409
Agriculture Bank of China	29,300	49,100	109,666
Bank of China	108,200	134,700	141,867
China Construction Bank	18,200	18,200	34,750
Bank of Communications	108,717	100,677	99,687
Other banks	174,168	218,116	241,701

Total term deposits	438,585	520,793	641,080

Debt securities

Debt securities in which we are permitted to invest consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 46.2% of our total investment assets as of December 31, 2012, 44.6% of our total investment assets as of December 31, 2011, 45.5% of our total investment assets as of December 31, 2010.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds and subordinated bonds and debt comprised 12.3%, 38.9%, 39.8% and 9.0% of our total available-for-sale debt securities as of December 31, 2012, 15.7%, 38.7%, 32.7% and 12.8% of our total available-for-sale debt securities as of December 31, 2011 and 16.3%, 41.1%, 35.4% and 7.2% of our total available-for-sale debt securities as of December 31, 2010. Except for a small number of debt securities, which collectively had a carrying value of RMB 306 million (US$49 million) as of December 31, 2012, most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2010				2011				2012
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	57,727	9.5%	57,871	9.5%	57,969	8.7%	60,325	9.0%	42,004	5.0%	42,946	5.2%
Government agency bonds	145,522	23.8%	145,538	24.0%	146,810	22.0%	148,539	22.2%	139,861	16.8%	135,870	16.4%
Corporate bonds	127,225	20.8%	125,423	20.7%	128,467	19.2%	125,407	18.7%	142,401	17.1%	139,286	16.9%
Subordinated bonds/debt	26,541	4.3%	25,620	4.2%	51,042	7.6%	49,256	7.4%	30,821	3.7%	31,488	3.8%

Total debt securities, available-for-sale	357,015	58.5%	354,452	58.5%	384,288	57.6%	383,527	57.3%	355,087	42.6%	349,590	42.3%

Debt securities, held to maturity:
Government bonds	105,006	17.2%	105,720	17.4%	87,451	13.1%	90,727	13.6%	96,097	11.5%	97,794	11.8%
Government agency bonds	90,230	14.8%	89,243	14.7%	89,631	13.4%	89,509	13.4%	111,759	13.4%	108,166	13.1%
Corporate bonds	3,138	0.5%	3,232	0.5%	6,437	1.0%	6,503	1.0%	83,084	10.0%	82,557	10.0%
Subordinated bonds/debt	47,853	7.8%	46,109	7.6%	78,414	11.7%	77,646	11.6%	161,449	19.4%	162,348	19.6%

Total debt securities, held to maturity	246,227	40.3%	244,304	40.3%	261,933	39.2%	264,385	39.5%	452,389	54.3%	450,865	54.5%

Debt securities, securities at fair value through profit or loss (held-for-trading)
Government bonds	898	0.1%	883	0.1%	589	0.1%	589	0.1%	1,703	0.2%	1,697	0.2%
Government agency bonds	1,918	0.3%	1,915	0.3%	4,296	0.6%	4,285	0.6%	6,347	0.8%	6,291	0.8%
Corporate bonds	4,415	0.7%	4,715	0.8%	16,443	2.5%	16,350	2.4%	18,126	2.2%	18,131	2.2%
Subordinated bonds/debt	—	—	—	—	—	—	—	—	—	—	—	—

Total debt securities, securities at fair value through profit or loss (held-for-trading)	7,231	1.2%	7,513	1.2%	21,328	3.2%	21,224	3.2%	26,176	3.2%	26,119	3.2%

Total debt securities	610,473	100%	606,269	100%	667,549	100%	669,136	100%	833,652	100%	826,574	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss (held-for-trading) by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2010		2011		2012
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	22,688	22,962	5,621	5,631	7,857	7,863
Due after one year and through five years	65,609	67,078	71,973	72,451	125,670	127,103
Due after five years and through ten years	177,546	179,338	189,920	192,742	229,469	229,995
Due after ten years	337,398	329,377	378,705	377,087	444,480	435,494

Total debt securities	603,241	598,755	646,220	647,912	807,476	800,455

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 80% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2012, the total amount of our policy loans was RMB 39,893 million (US$6,403 million), and represented 2.2% of our total investment assets as of that date.

During the year of 2010, we made investments in four debt investment plans with a total investment amount of RMB 3,316 million. During the year of 2011, we made investments in 15 debt investment plans with a total investment amount of RMB 15,913 million. We also increased our investment amount in the South-to-North Water Diversion (Phase I) debt investment plan, in which we made investments in 2010, from RMB 76 million to RMB 380 million. During the year of 2012, we made investments in 15 debt investment plans with a total investment amount of RMB 9,456 million. We also increased our investment amount in the South-to-North Water Diversion (Phase II) debt investment plan, in which we made investments in 2011, from RMB 213 million to RMB 2,500 million. For the year ended December 31, 2012, our investment in the debt investment plans had a total investment proceeds of approximately RMB 2,083 million (US$334 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges, and represented 3.3% of our total investment assets as of December 31, 2012.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2010		2011		2012
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	87,943	91.3%	80,223	92.9%	54,104	91.4%
Closed-end	8,384	8.7%	6,104	7.1%	5,103	8.6%

Total	96,327	100%	86,327	100%	59,207	100%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2012, the total amount of our investment in common stocks was RMB 102,089 million (US$16,386 million), and represented 5.7% of our total investment assets as of that date.

Repurchase and resale agreements

We enter into repurchase and resale agreements, which consist of securities repurchase and resell activities in repurchase and resell markets.

The securities sold under agreements to repurchase were RMB 68,499 million (US$10,995 million) as of December 31, 2012, RMB 13,000 million as of December 31, 2011 and RMB 23,065 million as of December 31, 2010. The securities purchased under agreements to resell were RMB 894 million (US$143 million) as of December 31, 2012. The securities purchased under agreements to resell were RMB 2,370 million as of December 31, 2011. We did not have securities purchased under agreements to resell as of December 31, 2010.

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

	As of December 31,
	2010		2011		2012
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	1,172	8.5%	2,592	15.0%	2,947	13.7%
China Guangfa Bank Co., Ltd.	11,623	84.5%	13,588	78.8%	15,752	73.5%
Bank of Hangzhou	650	4.7%	650	3.8%	650	3.0%
China UnionPay	300	2.2%	300	1.7%	300	1.4%
Bohai Industrial Investment Fund Management Co., Ltd	5	0.1%	5	0.0%	5	0.0%
China Life Yuantong Property Company Limited	—	—	114	0.7%	475	2.2%
COFCO Futures Co., Ltd.	—	—	—	—	1,340	6.2%

Total	13,750	100%	17,249	100%	21,469	100%

Since 2011, we have been permitted to make private equity investments without the CIRC approval for each investment as long as the total amount of our investments are below specified cap approved by the CIRC. We made our first private equity fund investment in 2011 in the second Renminbi fund sponsored by Hony Capital, a leading Chinese private equity firm, with a capital commitment of RMB 1.5 billion. In 2012, we made our second private equity fund investment in CITIC Private Equity Fund III sponsored by CITIC Private Equity Funds Management Co., Ltd., with a capital commitment of RMB 2,000 million (US$321 million). We also directly acquired 35% equity interests in COFCO Futures Co., Ltd. at a total cost of RMB 1,339 million (US$215 million).

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

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. AMC has a registered capital of RMB 3,000 million.

As of December 31, 2012, AMC had total assets of RMB 5,098 million (US$818 million), net assets of RMB 4,703 million (US$755 million) and net profit of RMB 579 million (US$93 million).

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

As of December 31, 2012, CLPCIC had total assets of RMB 30,333 million (US$4,869 million), net assets of RMB 7,379 million (US$1,184 million) and net profit of RMB 375 million (US$60 million).

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

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of December 31, 2012, China Life Pension had total assets of RMB 1,631 million (US$262 million), net assets of RMB 1,406 million (US$226 million) and net losses of RMB 285 million (US$46 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,632 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2012, we continued to increase our investment in information technology development. We promoted the installation of integrated electronic devices at service counters and the application of a unified work platform for policy administration to provide better insurance service to our customers.

In 2012, we continued the construction of our new research and development center in Beijing.

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

Regulatory and Related Matters

Overview

The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated under that law. The CIRC is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC.

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on October 28, 2002 and February 28, 2009. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CIRC.

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

Regulation of products

Regulation of insurance and annuity products generally. The terms and the rates for premiums of new types of life insurance, insurance products that affect social and public interests and insurance products that are mandatorily required by statute are required to be submitted to the CIRC for approval. The terms and rates of premiums of other types of insurance products are required to be filed with the insurance regulatory bodies.

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

Regulation of enterprise annuity funds. Subject to the approval of the PRC Ministry of Human Resources and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity fund.

Regulation of health insurance. Subject to approval by the CIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term health insurance products, as well as the claims and payments for the short-term health insurance products available for sale for more than one year in the preceding year.

Foreign exchange denominated insurance. Insurance companies may seek approval from the CIRC and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses, allowing them to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Regulation of investments

Permitted investments. As a Chinese life insurance company, we are subject to restrictions under the PRC Insurance Law and other related rules and regulations on the asset classes in which we are permitted to invest. Currently, Chinese life insurance companies are allowed to invest their funds in the following asset categories, subject to the satisfaction of conditions prescribed for each form of investment:

•	bank deposits;

•	Chinese government bonds;

•	government agency bonds;

•	corporate bonds;

•	stocks;

•	securities investment funds;

•	real property and related financial products and infrastructure debt investment plans;

•	equity interests of non-listed enterprises and related financial products;

•	financial derivative products;

•	securitized financial products;

•	overseas investments; and

•	other investment channels as approved by the State Council.

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

Corporate bonds. Insurance companies are allowed to invest in financial corporate bonds and non-financial corporate bonds.

Financial corporate bonds include (1) convertible bonds, hybrid capital bonds, subordinated bonds and financial bonds of commercial banks; (2) bonds of securities companies; (3) convertible bonds, hybrid capital bonds, subordinated term bonds and corporate bonds of insurance companies; (4) RMB bonds of international development institutions; and (5) other types of investments prescribed by the CIRC.

Non-financial corporate bonds include non-financial corporate debt financing instruments including enterprise bonds, corporate bonds, medium-term notes, short-term financing bills and super-short-term financing bills and convertible corporate bonds issued by non-financial institutions as well as other types of investments prescribed by the CIRC.

When investing in secured corporate bonds, an insurance company may independently determine the total investment in accordance with the requirements of assets allocation; the balance of investment in unsecured non-financial corporate bonds must not exceed 50% of the total assets of the insurance company as of the end of the previous quarter.

An insurance company’s total investment in any single issue of financial corporate bonds and secured non-financial corporate bonds must not exceed 40% of the issue, and the total investment in any single issue of unsecured non-financial corporate bonds must not exceed 20% of the issue.

The total investment in any single issue of corporate bonds by insurance companies in the same insurance group must not exceed 60% of the issue. This requirement also applies to insurance companies and the insurance institutions invested in and controlled by them.

The balance of an insurance company’s investment in corporate bonds issued by a single issuer must not exceed 20% of the net assets of such issuer in the previous fiscal year, and the balance of an insurance company’s investment in corporate bonds issued by affiliated parties must not exceed 20% of the net assets of such insurance company as of the end of the previous quarter.

The balance of bond investment by several professional investment management institutions entrusted by a single insurance company will be consolidated and must not exceed the proportions prescribed by the CIRC.

For an insurance company’s independent accounts or products, including investment-linked insurance products and non-life insurance products with non-scheduled earnings, the balance of the bond investment must not exceed the proportions agreed upon in contracts.

The controlling shareholder of an insurance company cannot sell its own bonds to the insurance company if the bonds are not offered to the public. When publicly issuing bonds, the controlling shareholder of the insurance company must take necessary measures to ensure that the bonds purchased by the insurance company do not exceed 10% of the total bonds issued.

An insurance company whose solvency ratio as at the end of the previous quarter was lower than 120% must not invest in unsecured non-financial corporate bonds, and insurance companies that have held such bonds must not continue to increase their stakes but only decrease their stakes. Where the solvency ratio was between 120% and 150% as at the end of the previous quarter, an insurance company must adjust its investment strategies to strictly control the types and proportion of investment in unsecured non-financial corporate bonds.

Stocks. Insurance companies may use their insurance funds to invest in publicly offered and listed shares which are denominated and traded in RMB, in private placements of shares by listed companies to specific investors and in other stock market investments. As of the date of this annual report, CIRC has not promulgated any rules permitting the investment in the Growth Enterprise Board listed shares and shares which are denominated and traded in a foreign currency. Stock market investments may be made by an insurer directly or through an insurance asset management company, and may be made through purchase in primary offering or through secondary market trading.

Where the balance of the total investment in stocks and stocks investment funds does not exceed 20% of its total assets as of the end of the previous quarter, an insurance company may, at its discretion, determine the total amount of the investment in stocks. The balance of an insurer’s investment cost in any single entity’s shares may not exceed 50% of such entity’s net assets as of the end of the most recent fiscal year, and may not exceed 20% of such insurer’s total assets as of the end of the previous quarter. An insurer’s investment in any single listed company’s shares may not exceed 10% of the total share capital of such listed company. If any investment exceeds 10% of a listed company’s total share capital, the insurance company must obtain control over such listed company and must file information regarding the investment with the CIRC.

An insurer is prohibited from investing in any problematic securities that have been identified by the CIRC and is prohibited from engaging in insider trading and other manipulative and illegal activities.

Securities investment funds. Insurance companies are allowed to invest in qualified domestic securities investment funds. The amount of investment assets that may be so invested by an insurer may not exceed 15% of its total assets as of the end of the previous quarter. The balance of total investment in securities investment funds and stocks may not exceed 25% of its total assets as of the end of the previous quarter. The balance of the total investment in stocks and securities investment funds which primarily make investment in stocks may not exceed 20% of its total assets as of the end of the previous quarter. The investment balance in any single fund may not exceed 3% of its total assets as of the end of the previous quarter. An investment in any single closed-end fund may not account for more than 10% of the fund. Notwithstanding the foregoing, insurance companies may invest up to 100% of the assets of an investment account relating to investment-linked products, up to 80% of the assets of an investment account relating to universal life products and up to 15% of the investment assets relating to participating products as of the previous month in qualified domestic securities investment funds.

Real property and related financial products and infrastructure debt investment plans. Insurance companies are allowed to invest in infrastructure real property, non-infrastructure real property and the related financial products.

Where an insurance company invests in not-for-self-use real property, infrastructure debt investment plans or financial products related to real property, the insurance company may use its own discretion to determine investment targets, provided that (1) the total book balance of such investments must not exceed 20% of the total assets of the insurance company as of the end of the previous quarter; (2) the book balance of investments in not-for-self-use real property must not exceed 15% of the total assets of the insurance company as of the end of the previous quarter; and (3) the total book balance of investments in infrastructure debt investment plans and financial products related to real property must not exceed 20% of the total assets of the insurance company as of the end of the previous quarter.

The book balance of investments in any single issue of infrastructure debt investment plan or real property investment plan by an insurance company must not exceed 50% of the issue. The book balance of investments in other financial products related to real property by an insurance company must not exceed 20% of the issue. The book balance of total investments in any single issue of infrastructure debt investment plan or real property-related financial product by an insurance group (holding) company and its subsidiary insurance companies must not exceed 60% of the issue. This requirement also applies to insurance companies and insurance institutions invested in or controlled by them.

The owner’s capital in an infrastructure debt plan must be no less than 30% of the total budget of the plan, and shall comply with relevant administrative rules on capital proportions. The self-raised funds of an infrastructure debt plan project under construction must be no less than 60% of the total budget of the project. The total amount guaranteed by a single guarantor must not exceed 50% of its net assets. The total amount of guarantee and net assets must be determined in accordance with the scope of assets that are guaranteed.

An insurance company must not create any mortgage or security on real property it invests in. Where an insurance company invests in real property through the equity it holds in a project company, the project company may, based on the mortgage or guarantee of its own assets, borrow money from the shareholders of the insurance company or otherwise raise funds, provided that the total amount of funds raised must not exceed 40% of total investment in the project.

To invest in equity or real property, an insurance company’s net assets as of the previous fiscal year must be no less than RMB 100 million, and its solvency ratio as of the end of the previous quarter must not be lower than 120%. After an investment is made, whenever an insurance company’s solvency ratio falls below 120%, it must adjust its investment strategy in a timely manner and take effective measures to control relevant risks.

In July 2012, we obtained the qualification to invest in real property and related financial products.

Equity interests in non-listed enterprises and related financial products. Insurance companies are allowed to directly or indirectly invest in equity interests in non-listed enterprises. Such investments are either categorized as “direct investments”, for direct investment in and holding of equity interests in non-listed enterprises by an insurance company, or as “indirect investments”, for an insurance company’s investment in equity investment funds and other related financial products sponsored and established by an investment management institution. Where an investment is made directly in equity interests of non-listed enterprises with insurance funds, it must be limited to equity interests of insurance enterprises, non-insurance financial enterprises, energy and resources enterprises, senior care, medical care, automobile services, modern agriculture and new commercial logistics enterprises those are related to the insurance business. In making direct equity investments (other than that may lead to control of the company invested in) and indirect investments, an insurance company may use its corporate capital and liability reserves.

Equity investment funds that insurance funds may invest in include growth funds, merger and acquisition funds, emerging strategic industrial funds and fund of funds with the aforementioned equity investment funds as investment targets. The investment targets of merger and acquisition funds may include publicly listed stocks, provided that such stocks may only be acquired by way of non-trading transactions, such as strategic investment, private placement and block trading, and the total investments in such stocks must not exceed 20% of the asset balance of the fund. The investment targets of emerging strategic industrial funds may include equity interests in enterprises in financial services, pension, medical care and modern agriculture enterprises, as well as enterprises engaged in the investment, construction, management and operation of public rental housing or low-rent housing. The transaction structure of fund of funds must be simple and clear, and investment targets must not include any other fund of funds.

The book balance of an insurer’s investment in equity interests of non-listed enterprises may not exceed 5% of the insurer’s total assets as of the end of the previous quarter, the book balance of investment in equity investment funds and other financial products related to equity interests of non-listed enterprises may not exceed 4% of the insurer’s total assets as of the end of the previous quarter, and the aggregate of the two items may not exceed 10% of the insurer’s total assets as of the end of the previous quarter (the book balance does not include equity interests in insurance or insurance-related companies that are directly invested by an insurance company with its own funds).

The book balance of a direct investment may not exceed the insurer’s net assets. With the exception of material equity investments, the book balance of an equity investment in a single enterprise must not exceed 30% of the insurer’s net assets.

The book balance of investments in any single equity investment fund by an insurance company must not exceed 20% of the issuance volume of the fund. The total book balance of investments in any single equity investment fund by an insurance group (holding) company and its subsidiary insurance companies must not exceed 60% of the issuance volume of the fund. This requirement also applies to insurance companies and the insurance institutions invested in or controlled by them.
The balance of an insurer’s investment cost in a single entity’s shares may not exceed 50% of such entity’s net assets as of the end of the most recent fiscal year, and may not exceed 20% of such insurer’s total assets as of the end of the previous quarter.

Financial derivative products. Financial derivative products are financial contracts whose value is determined by one or more types of underlying assets, indices or certain events. Typical financial derivative products include forwards, futures, options and swaps.

Insurance institutions may participate in derivatives transactions only for the purpose of hedging or averting risks, and not for the purpose of speculation. Legitimate purposes include:

•	To hedge or avert risks of current assets and liabilities, or the company as a whole;

•	To hedge the risk of assets scheduled to be bought within the next one month, or to lock in future transaction prices.

As used above, “assets scheduled to be bought” refers to assets that an insurance institution has decided to buy after going through its investment decision-making process. If the assets are not bought within one month of the decision date, or the plan was aborted within the aforementioned period, the insurance institution must terminate, liquidate or unwind the relevant derivative upon the expiration of the prescribed period or within five trading days of such decision.

For an insurer carrying out interest rate swaps, the notional principal may not exceed 10% of its fixed-income assets (including bank deposits, bonds and other debt instruments) as of the end of the previous quarter. The notional principal swapped with the same counterparty may not exceed 3% of such counterparty’s fixed-income assets as of the end of the previous quarter.

Securitized financial products. Insurance funds may be invested in wealth management products issued in China by commercial banks, credit asset backed securities of banking financial institutions, collective trust schemes of trust companies, specific asset management plans of securities firms, project asset backed plans, and other types of securitized financial products.

An insurance company must meet the following criteria when investing in financial products:

•	Its solvency adequacy ratio must not be lower than 120% as at the end of the previous quarter;

•	The investment must have been approved by its board of directors or an authorized agency of the board of directors;

•	It must have sound investment decision-making and authorization mechanisms, risk controls, business operational procedures, internal management mechanisms and accountability mechanisms;

•	Its asset management department must have established financial products investment positions with full-time personnel;

•	It must have an established asset custody mechanism, and a standardized and transparent asset management mechanism;

•	Its credit risk management capabilities must meet required standards; and

•	It must not have suffered any material violation of laws and regulations in the most recent three years.

Investments conducted through entrustment by insurance companies are not subject to the restrictions set forth in the fourth and sixth paragraphs above.

The book balance of investments in wealth management products, credit asset backed securities, collective trust schemes, specific asset management plans and project asset backed plans by an insurance company must not exceed 30% of the insurance company’s total assets as of the end of the previous quarter.

The book balance of investments in the same wealth management products, credit asset backed securities, collective trust schemes, specific asset management plans and project asset backed plans by an insurance company must not exceed 20% of the issuance volume of the product. The book balance of investments in any single financial product by an insurance group (controlling) company or its subsidiary insurance companies must not exceed 60% of the issuance volume of the product. This requirement also applies to insurance companies and insurance institutions invested in or controlled by them.

Overseas investments. Insurance companies are allowed to invest in countries and regions recognized by the CIRC. The types of eligible overseas investments include:

•	Money market products. Money market products include commercial bills, bank bills, large-sum negotiable deposit certificates, reverse repurchase agreements, short-term government bonds, overnight loans and other money market instruments or products with a term of not more than one year. The issuers of money market instruments (including securities used as collateral under reverse repurchase agreements) must have at least an A (or equivalent) credit rating.

•	Fixed income products. Fixed income products include bank deposits, government bonds, government backed bonds, bonds of international financial organizations, corporate bonds, convertible bonds and other fixed income products. Bonds must be denominated in a main global currency, and both their issuers and the bonds must have at least a BBB (or equivalent) rating assigned by an internationally recognized rating agency. Bonds issued overseas by the Chinese government will not be subject to the restrictions on credit ratings. Where a bond is exempted from the requirements on credit rating, its issuer must have at least a credit rating not lower than what is required for the bond. Convertible bonds must be listed and traded on the main boards of stock exchanges in countries or regions recognized by the CIRC.

•	Equity products. Equity products include common stocks, preference stocks, global depository receipts, American depository receipts, equity in unlisted companies and other equity instruments or products. Stocks and depository receipts must be listed and traded on the main boards of stock exchanges in the countries or regions recognized by the CIRC. Direct investments in the equity of unlisted companies must be limited to the equity of enterprises engaged in finance, aged care service, healthcare, energy, resources, automobile service or modern agriculture.

•	Real property. Direct investments in real property must be limited to mature commercial real property and office real property which can bring a stable income and are located at core areas of major cities in developed markets recognized by the CIRC.

•	Overseas funds. Overseas funds include securities investment funds, equity investment funds and real estate investment funds (REITs).

With respect to overseas investment with insurance funds, the short-term lending or borrowing of funds will be subject to control and the following restrictions will apply:

•	The amount of funds lent by an insurance institution in reverse repurchase transactions and overnight loans must not exceed 1% of its total assets as at the end of the previous year;

•	The amount of funds borrowed by an insurance institution for the purpose of settlement of transactions must not exceed 1% of its total assets as at the end of the previous year and the term of borrowing must not exceed five working days.

With respect to overseas investment with insurance funds, interest rate forwards, interest rate swap, interest rate futures, foreign exchange forwards, foreign exchange swaps, stock indices futures, call options on stock index and other derivatives may be used to mitigate investment risks, provided that the following conditions are met:

•	No speculative transactions may be conducted and the total value of the subject of such derivative contracts must not exceed 102% of the amount of underlying assets which need risk hedging;

•	The total amount of charges, option fees and margins for the operation of financial derivatives must not exceed 10% of the total amount of the underlying assets which need risk hedging;

•	All over-the-counter contracts must be valued in each working day and the mark-to-market exposure of any counterparty to over-the-counter trading must not exceed 1% of the total assets at the end of the preceding year;

•	Counterparties to over-the-counter trading must have signed an ISDA (International Swaps and Derivatives Association) Master Agreement with the trustee and have been approved and authorized by the trustor. The interest rate futures, stock index futures and call option on stock indices must be listed and traded on exchanges recognized by the CIRC.

The investment guidelines must specify the scope, types, risk limit requirements, selection of counterparties, examination and approval of special matters, provision of information, reporting system and other matters.

The balance of overseas investments of an insurance company must not exceed 15% of the insurance company’s total assets at the end of the previous year, and the balance of its investments in emerging markets recognized by the CIRC must not exceed 10% of the insurance company’s total assets at the end of the previous year.

An insurance company must calculate the ratio of its investments of various types at home and abroad on a consolidated basis and calculate the ratio of a single investment with reference to domestic investments of the same type. The total amount actually invested by an insurance company must not exceed the foreign currency investment quota approved by the SAFE.

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

The minimum capital for a life insurance company’s short-term business is the higher of:

•	18% of the portion of net premiums received in the most recent fiscal year net of business tax and other surcharges which is not in excess of RMB 100 million, plus 16% of the portion which is in excess of RMB 100 million; and

•	26% of the portion of the average annual claims payments during the most recent three fiscal years which is not in excess of RMB 70 million, plus 23% of the portion which is in excess of RMB 70 million.

The minimum capital for its long-term business is the sum of:

•	4% of the period-end reserves for insurance risks after unbundling of mixed insurance contracts;

•	4% of the period-end reserves for insurance contracts;

•	1% of the liabilities for other risks after unbundling of investment-linked insurance contracts;

•	4% of the liabilities for other risks after unbundling of other mixed insurance contracts;

•	4% of the liabilities for insurance policies which do not pass the tests for significant insurance risks;

•	0.1% of the total sums at risk under term life policies, the coverage period of which expires within three years;

•	0.15% of the total sums at risk under term life policies, the coverage period of which expires within three to five years;

•	0.3% of the total sums at risk under term life policies, the coverage period of which will not expire within five years;

•	0.3% of the total sums at risk under whole life policies; and

•	0.3% of the total sums at risk of all other insurance and annuity products with a coverage period longer than one year.

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

If the solvency ratio is between 100% and 150%, the CIRC may require an insurance company to submit and implement a plan on the prevention of inadequate solvency. Where there is any significant insolvency risk in an insurance company with a solvency ratio between 100% and 150% or higher than 150%, the CIRC may require the insurance company to take corrective actions or take other regulatory actions as the CIRC deems necessary.

Insurance companies are required to calculate and report annually and quarterly to the CIRC their solvency level. In addition, an insurance company must submit a report to the CIRC within five working days after becoming aware of the inadequacy of its solvency ratio, and must formulate a solvency ratio compliance program, take measures to return its solvency ratio to an adequate level, and submit the compliance program to the CIRC.

As of December 31, 2012, our solvency ratio was approximately 235.58%.

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

Statutory insurance fund

Chinese life insurance companies are required to contribute to a statutory insurance fund 0.15% of the business income for life insurance with guaranteed earnings and 0.05% of the business income for life insurance without guaranteed benefits; 0.8% of insurance premiums for short-term health insurance and 0.15% of insurance premiums for long-term health insurance; 0.8% of premiums for non-investment accident insurance, 0.08% of the business income for investment accident insurance with guaranteed benefits, and 0.05% of the business income for investment accident insurance without guaranteed benefits. Contributions are not required once the balance of the statutory insurance fund of a life insurance company reaches 1% of the company’s total assets.

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

Regulation of corporate governance

Directors and senior management qualification and remuneration management requirements. Directors, supervisors and senior management of an insurance company are subject to qualification requirements implemented by the CIRC. In addition, the cash benefits, subsidies and allowances that an insurance company pays to its directors, supervisors and senior management annually must not exceed 10% of their respective base remuneration. Where an insurance company has inadequate solvency, the CIRC will place restrictions on the remuneration of its directors, supervisors and senior management in accordance with relevant regulatory rules on solvency. The senior management of an insurance company receive in-office audits once every three years. If any member of the senior management leaves due to a job change, promotion or any other reasons, a departure audit must be conducted.

Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the CIRC in a timely manner any major risks, and include in its annual report an annual risk evaluation report reviewed by the board of directors.

Compliance management. Insurance companies must prevent, identify, evaluate, report and manage compliance risks by taking measures such as setting up a compliance department, formulating and implementing compliance policies (which are required to be filed with the CIRC), exercising compliance monitoring and providing compliance trainings, so as to ensure compliance by the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-regulatory rules, internal management systems and codes of ethics. An annual compliance report must be submitted to the CIRC by April 30 each year. Each insurance company is required by the CIRC to appoint a compliance officer and establish a compliance management department in its head office. As of the date of this annual report, we have set up a compliance management department, established compliance standards and appointed a compliance officer whose qualification has been approved by the CIRC.

Related party transactions. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions.

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

Reporting and disclosure requirements. An insurance company must submit to the CIRC an operating report, an actuarial report, its financial statements, a solvency report and a compliance report, each prepared in accordance with applicable rules. By April 30 of each year, an insurance company must disclose on its website and a newspaper designated by the CIRC an annual report including, among other things, financial statements and solvency data for the previous year. In addition, within 10 business days after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website.

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. In August 2010, the CIRC issued new rules governing internal control of insurance companies. Under the new rules, an insurance company must establish an internal control evaluation system, and by April 30 of each year, submit to the CIRC an evaluation report on its internal control.

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

Regulation of issuance of subordinated debt

Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debt. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest.

Beginning in May 2012, publicly listed insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated convertible bonds. Subordinated convertible bonds refer to bonds issued by an insurance company in accordance with statutory procedures that satisfy the following conditions: the bonds have a maturity of five years or longer; the principal and interest of the bonds shall be repaid and paid after insurance policy liabilities and other general liabilities in the event of bankruptcy liquidation; and the bonds can be converted into shares of the insurance company in accordance with the agreed conditions within a certain period of time. An insurance company must submit an issuance application to the relevant securities regulatory authority within six months after the CIRC has approved the issuance of subordinated convertible bonds. An issuer must report the issuance information to the CIRC within ten working days after completion of the issuance of subordinated convertible bonds.

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

Beginning in June 2012, the CIRC has delegated certain authorities with respect to foreign-invested insurance companies to its provincial and local branch offices: approving the change of place of business of branches and subsidiaries of foreign-invested insurance companies; approving the establishment of subsidiary agencies of foreign-invested insurance companies below the branch-office level; approving the opening of subsidiary agencies of foreign-invested insurance companies below the branch-office level; and approving the qualification of senior management personnel of subsidiary agencies of foreign-invested insurance companies below the branch-office level.

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

Business operations

An insurance asset management company may conduct the following businesses: (1) managing funds in Renminbi or other foreign currencies entrusted to it, including insurance funds, funds of pension, annuity and housing provident institutions, as well as funds of other qualified investors that are capable of identifying and undertaking corresponding risks; (2) managing and operating its own insurance funds in Renminbi or foreign currencies; (3) as trustee, carrying out asset management business appointed by and on behalf of the trustor, or developing asset management products for the interest of the beneficiary or for specific purposes and carrying out asset management business; (4) applying to relevant financial regulatory authorities to carry out publicly-raised asset management business in accordance with the law, provided that relevant conditions are met; and (5) other businesses approved by the CIRC or other departments of the State Council.

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

Approximately 99.8% of our individual agents hold a CIRC qualification certificate. In April 2006, the CIRC issued regulations on the administration of individual agents, effective from July 1, 2006, in order to further strengthen the administration of individual agents. Under these regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and the responsible members of senior management and other responsible personnel of such insurance companies will also be warned and fined up to RMB 10,000. In serious circumstances, the CIRC may order the insurance companies to remove the responsible members of senior management and other responsible personnel from office and reject any application for establishing branch offices by such insurance companies. At the end of 2007, the CIRC further required that no insurance company can enter into any agency agreement with an individual agent who is not holding a qualification certificate or engage the agent in any insurance sale activities. We are working with our agents who are not yet CIRC-qualified to obtain the CIRC qualification certificate.

Pursuant to the regulatory rules on insurance sales personnel issued by the CIRC on January 6, 2012 and effective from July 1, 2013, insurance sales personnel who sell insurance products for insurance companies are defined as insurance sale personnel employed by insurance companies and those employed by insurance agencies. Insurance sales personnel are required to pass a qualification examination organized by the CIRC and obtain a qualification certificate, and to obtain a practicing license from the employing insurance company or agency before practicing. Qualification requirements for insurance sales personnel will be further enhanced, including raising the minimum degree requirement from junior high school to college. The above CIRC regulations on the administration of insurance agents issued in April 2006 will be superseded when these new rules enter into force on July 1, 2013.

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

Insurance brokers who represent individuals and companies purchasing insurance and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CIRC, and fundamental corporate changes must be approved by the CIRC. Only companies organized under the PRC company law and meeting requirements set by the CIRC are authorized to act as insurance brokers. Insurance brokers are required to comply with qualification standards prescribed by the CIRC, and must have obtained a qualification certificate issued by the CIRC and a practicing license from the employing insurance brokerage before practicing.

No.2 Interpretation of Accounting Standard for Business Enterprises

On August 7, 2008, the MOF issued the No. 2 Interpretation of Accounting Standard for Business Enterprises, requiring listed companies which issue both H shares and A shares to adopt consistent accounting policies to recognize, calculate and report a particular transaction in their H share financial statements and A share financial statements, except for certain differences in relation to the reversal of impairment losses of long-term assets and disclosures in relation to related party transactions.

On January 5, 2009, the CIRC issued the Notification on the Implementation of the No. 2 Interpretation of Accounting Standards for Business Enterprises in the Insurance Sector (No. 1 [2009] of CIRC), which requires insurance companies to make appropriate changes to their accounting policies that cause differences between onshore and offshore financial statements when preparing their 2009 annual financial statements, such that the same accounting policies and estimates will apply to a particular transaction.

On December 22, 2009, the MOF issued the Notification on the Promulgation of the Regulations regarding the Accounting Treatment of Insurance Contracts, which regulates issues relating to, among other things, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts, and requires insurance companies to comply with these requirements beginning with the preparation of their financial statements for the year ended December 31, 2009. The accounting treatment of any transaction item adopted in previous year which differs from those set out in the MOF’s regulations must be retrospectively adjusted, unless any such adjustment is not practicable under the circumstances.

C. ORGANIZATIONAL STRUCTURE

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

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2012, we owned and leased 5,964 and 13,914 properties, respectively, and had 230 properties under construction. Among the 5,964 properties owned by us, 2,117 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises.

On December 31, 2012, we entered into a new property leasing agreement with China Life Investment Holding Company Limited. Under this property leasing agreement, which will expire on December 31, 2014, China Life Investment Holding Company Limited agreed to lease to us 2,126 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Investment Holding Company Limited in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance products. We had nearly 149 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2012. We also offer accident and short-term health insurance policies to individuals and groups.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 322,742 million (US$51,804 million) and net profit attributed to our equity holders of RMB 11,272 million (US$1,809 million) for the year ended December 31, 2012. Our principal business segments had the following results:

•	Individual life insurance had total gross written premiums of RMB 305,841 million (US$49,091 million) in 2012.

•	Group life insurance had total gross written premiums of RMB 469 million (US$75 million) in 2012.

•	Short-term insurance had total gross written premiums of RMB 16,432 million (US$2,638 million) in 2012.

Our business has been characterized by growth of premium income over the past several years, together with a move towards an improved business structure which has been evidenced by an increase in renewal premiums and an increase in the percentage of first-year regular premiums for products with regular premiums of ten years or more in first-year regular premiums. At the same time, our business was also affected by certain unfavorable factors, including the continued weakness of the Chinese capital markets and the effect of changes in bancassurance regulations, which impacted our individual premiums.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 86.7% of total revenues in 2012.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and net realized and unrealized gains and losses accounted for 12.4% of total revenues in 2012.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap is 2.50%. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. From the beginning of the year 2012 to the date of this annual report, the PBOC reduced the interest rates two times in an effort to bolster the Chinese economy, reducing interest rate on one-year term deposits from 3.50% to 3.00%. If economic conditions improve in the future, the Chinese government may adjust the interest rates accordingly. If the interest rates were to be increased, but the CIRC did not raise the cap on the rate we may pay on our products, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

Investments

As an insurance company, we have been permitted to invest in bank deposits, debt securities, stocks, Chinese securities investment funds, real property and related financial products, infrastructure debt investment plans, equity interests of non-listed enterprises and related financial products, financial derivative products, securitized financial products, overseas investments and other investment channels as approved by the State Council, all subject to various limitations. However, we are limited by Chinese law and regulations in the maximum amount that we may invest policyholder funds in each type of assets. See “Item 4. Information on the Company—Business Overview—Investments” and “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our only material concentration risk relates to our investments in Chinese government securities.

The limitations on the maximum amount that we may invest in each type of asset affects the investment returns we are able to generate and subjects us to various risks that we would not, or to a lesser extent, be subject to if we were not subject to those limitations. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, such as the permission to invest in real property and equity interests of non-listed enterprises, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains/(losses) and impairment on financial assets, for the years ended December 31, 2012, 2011 and 2010.

	For the year ended December 31,
	2010	2011	2012
	(RMB in millions)
Debt securities	76	11	51
Equity securities	(1,771)	(12,924)	(31,094)

Total	(1,695)	(12,913)	(31,043)

During the year ended December 31, 2012, we recognized impairment expense of RMB 31,094 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2011, we recognized impairment expense of RMB 12,924 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2010, we recognized impairment expense of RMB 1,771 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for an other-than-temporary impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2012, RMB 51 million of previously recognized impairment losses in debt securities was reversed. During the year ended December 31, 2011, RMB 11 million of previously recognized impairment losses in debt securities was reversed. During the year ended December 31, 2010, RMB 76 million of previously recognized impairment losses in debt securities was reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2012, 2011 and 2010.

	As of December 31,
	2010		2011		2012
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	57,727	57,871	57,969	60,325	42,004	42,946
Government agency bonds	145,522	145,538	146,810	148,539	139,861	135,870
Corporate bonds	127,225	125,423	128,467	125,407	142,401	139,286
Subordinated bonds/debt	26,541	25,620	51,042	49,256	30,821	31,488

Subtotal	357,015	354,452	384,287	383,527	355,087	349,590

Equity securities
Funds	89,461	95,380	108,159	84,767	65,864	57,019
Common stocks	92,695	97,915	110,719	93,384	95,429	96,361
Other	374	374	1,312	1,270	3,614	3,446
Subtotal	182,530	193,669	220,190	179,421	164,907	156,826

Total	539,545	548,121	604,477	562,948	519,994	506,416

We had gross unrealized gains of RMB 21,859 million and gross unrealized losses of RMB 12,061 million as of December 31, 2012. We had gross unrealized gains of RMB 15,314 million and gross unrealized losses of RMB 41,256 million as of December 31, 2011. We had gross unrealized gains of RMB 24,692 million and gross unrealized losses of RMB 16,115 million as of December 31, 2010. The unrealized losses as of December 31, 2012 related primarily to the continued weakness of the Chinese capital market. The SSE Index, a major stock exchange index in China, was at 2,269 points on December 31, 2012, which represented only a 3% increase from December 30, 2011. The decrease of unrealized losses from 2011 related primarily to a significant increase in impairment losses, resulting from the continued weakness of the Chinese capital market. The unrealized losses as of December 31, 2011 related primarily to the continued weakness of the Chinese capital markets in 2011. The SSE Index was at 2,199 points on December 30, 2011, which represented a 22% decrease from December 31, 2010. The unrealized losses of December 31, 2010 related primarily to unfavorable market conditions and the decrease of the market value of debt securities resulting from the increase of interest rates. The SSE Index was at 2,808 points on December 31, 2010, which represented a 14% decrease from December 31, 2009.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2012, 2011 and 2010.

As of December 31, 2012	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	2,150	644	7,002	9,796
Carrying amounts	128,425	17,930	83,477	229,832
Unrealized losses as a percentage of carrying amounts	1.67%	3.59%	8.39%	4.26%
Equity securities
Unrealized losses	1,751	514	—	2,265
Carrying amounts	12,738	9,165	—	21,903
Unrealized losses as a percentage of carrying amounts	13.74%	5.61%	—	10.34%
Total
Total unrealized losses	3,901	1,158	7,002	12,061
Total carrying amounts	141,163	27,095	83,477	251,735
Unrealized losses as a percentage of carrying amounts	2.76%	4.28%	8.39%	4.79%

As of December 31, 2011	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	947	687	6,973	8,607
Carrying amounts	19,044	24,114	120,169	163,327
Unrealized losses as a percentage of carrying amounts	4.97%	2.85%	5.80%	5.27%
Equity securities
Unrealized losses	17,891	14,759	—	32,649
Carrying amounts	78,060	43,158	—	121,218
Unrealized losses as a percentage of carrying amounts	22.92%	34.20%	—	26.93%
Total
Total unrealized losses	18,837	15,446	6,973	41,256
Total carrying amounts	97,104	67,273	120,169	284,546
Unrealized losses as a percentage of carrying amounts	19.40%	22.96%	5.80%	14.50%

As of December 31, 2010	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	4,818	310	3,337	8,465
Carrying amounts	151,936	3,857	36,120	191,913
Unrealized losses as a percentage of carrying amounts	3.17%	8.03%	9.24%	4.41%
Equity securities
Unrealized losses	3,643	4,003	—	7,646
Carrying amounts	52,058	14,632	—	66,690
Unrealized losses as a percentage of carrying amounts	7.00%	27.36%	—	11.47%
Total
Total unrealized losses	8,461	4,313	3,337	16,111
Total carrying amounts	203,994	18,489	36,120	258,604
Unrealized losses as a percentage of carrying amounts	4.15%	23.33%	9.24%	6.23%

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

As of December 31, 2012, our total investment assets were RMB 1,790,838 million (US$287,449 million) and the investment yield for the year ended December 31, 2012 was 2.79%. The investment yield primarily reflected the increase in impairment losses resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2011, our total investment assets were RMB 1,494,969 million and the investment yield for the year ended December 31, 2011 was 3.51%. The investment yield primarily reflected the increase in the interest income and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2010, our total investment assets were RMB 1,336,245 million and the investment yield for the year ended December 31, 2010 was 5.11%. The investment yield primarily reflected the volatility of the stock markets and unfavorable debt securities markets. We made relevant adjustments to the investment portfolio by increasing the proportion of investments in fixed-income assets, including negotiated deposits, corporate bonds and subordinated bonds and adjusting the proportion of equity investments in response to market conditions.

We calculate the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2012, 2011 and 2010 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Annual growth rate
	2010	2011	2012	2012	(2010-2012)
	RMB	RMB	RMB	US$
Individual life insurance business(1)
Whole life and term life insurance:
Gross written premiums	39,747	40,233	40,210	6,454	0.58%
Endowment:
Gross written premiums	220,505	221,925	227,770	36,560	1.63%
Annuities:
Gross written premiums	42,529	39,854	37,861	6,077	(5.65)%
Group life insurance business(1)
Whole life and term life insurance:
Gross written premiums	452	418	466	75	1.54%
Annuities:
Gross written premiums	21	20	3	0.5	(62.20)%
Short-term insurance business(2)
Accident gross written insurance premiums	7,657	8,766	9,527	1,529	11.54%
Health gross written insurance premiums	7,318	7,036	6,905	1,108	(2.86)%

(1)	Including long-term health and accident products.
(2)	Including short-term health and accident products.

Pursuant to guidelines issued by the CIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable investment earnings and mortality gains on participating products. Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and because participating products are subject to guaranteed rates which are generally lower than those of non-participating products. In addition, changes in interest rates have less of an impact on their lapse rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

Products classified as investment contracts also affect our revenues, since only a portion of the payments we received under such products are recorded in our consolidated income statement as policy fees, and the majority of such payments are recorded as deposits under financial liabilities on our balance sheet. Although deposits are a measure of business volume and contribute to our profitability, they are not reflected in our revenues.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums. We believe that this strategy could contribute to a more steady development of our business and enhance the retention rate of our customers and sales agent force.

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

We use the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions, and based on the following principles:

•	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:

(i)	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders.

(ii)	Additional non-guaranteed benefits, such as policyholder dividends.

(iii)	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of future inflation and our expense management.

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-32 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises of risk margin and a residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, which mainly consist of underwriting and policy acquisition costs, by us representing Day 1 gain and will be amortized over the life of contracts. For insurance contracts in which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to the policyholders. For insurance contracts in which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from the best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.58% to 5.00% as at December 31, 2010, ranged from 4.50% to 5.00% as at December 31, 2011 and ranged from 4.80% to 5.00% as at December 31, 2012.

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, we use a discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranged from 2.61% to 5.66% as at December 31, 2010, ranged from 2.65% to 5.66% as at December 31, 2011 and ranged from 3.12% to 5.61% as at December 31, 2012.

The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channels of our insurance funds. We determine the discount rate assumption based on the information obtained at the end of each reporting period, including consideration of risk margin.

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

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumption is based on expected unit costs with the consideration of risk margin. Our expense assumption is affected by actual experience and certain factors, such as inflation, market competition and other factors based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 0.90% to 1.00% of premiums for individual life products and 0.86% for group life products for as at December 31, 2010; 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products for as at December 31, 2011 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products for as at December 31, 2012, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future marco-economy, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information obtained at the end of each reporting period.

The method used to determine risk margin has been consistently applied. We consider risk margin for each of the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, we consider historical experience, future expectations and other factors. Risk margin is determined by us and does not include any elements imposed by regulators.

We adopted a consistent process to determine assumptions for the insurance contracts, which are detailed in Note 13 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Securities other than those accounted for as at fair value through profit or loss are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for debt securities and equity securities, we consider several factors including, but not limited to, the following: (a) significant financial difficulty of the issuer or debtor; (b) a breach of contract, such as a default or delinquency in payments; (c) it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganization; and (d) the disappearance of an active market for that financial asset because of financial difficulties. In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains/(losses) and impairment on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed through the net profit.

As of December 31, 2012, debt securities of RMB 157,558 million contain guarantees issued by third parties and, of those, 66.8% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 78.2% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2012, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2012, RMB 203,092 million of RMB 203,239 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Policy fee income. Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (including policy fees, handling fees and management fees) over the period during which service is provided. Excess fee income over certain acquisition costs is deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.

Investment income. Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive a dividend payment is established.

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

Recently Issued Accounting Standards

The following revised amendment is mandatory for the first time for the financial year beginning on January 1, 2012.

IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets

The adoption of IAS 12 Amendment has no impact on our operating results, financial position or comprehensive income.

The adoption of IFRS 7 Amendment has no material impact on our annual financial information.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.6%, 5.4%, 3.3%, (0.7%) and 5.9% in 2012, 2011, 2010, 2009 and 2008, respectively. Inflation has not had a significant effect on our business during the past two years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Total Revenues	For the year ended December 31,
	2011	2012
	RMB	RMB
	(in millions)
Net premiums earned	318,276	322,126
Individual life insurance business	301,986	305,732
Group life insurance business	434	465
Short-term insurance business	15,856	15,929
Investment income	60,722	73,243
Investment income from securities at fair value through profit or loss	486	1,567
Investment income from available-for-sale securities	21,811	20,992
Investment income from held-to-maturity securities	10,691	15,194
Investment income from bank deposits	24,978	30,512
Investment income from loans	2,658	4,339
Other investment income	98	639
Net realized gains and impairment on financial assets	(11,208)	(26,876)
Net fair value gains/(losses) through profit or loss	337	(313)
Other income	2,772	3,305
Total	370,899	371,485

Net Premiums Earned

Net premiums earned increased by RMB 3,850 million, or 1.2%, to RMB 322,126 million in 2012 from RMB 318,276 million in 2011.

Individual Life Insurance Business

Net premiums earned from individual life insurance business increased by RMB 3,746 million, or 1.2%, to RMB 305,732 million in 2012 from RMB 301,986 million in 2011. This was primarily due to an increase in renewal premiums resulting from the strategy of focusing more on selling regular payment duration products that has been consistently adopted by us for several years. First-year regular premiums decreased by RMB 2,642 million, or 5.5%, from 2011. Renewal premiums increased by RMB 25,462 million, or 16.5%, from 2011.

Group Life Insurance Business

Net premiums earned from group life insurance business increased by RMB 31 million, or 7.1%, to RMB 465 million in 2012 from RMB 434 million in 2011. This was primarily due to an increase in premiums earned from group term life insurance products.

Short-term Insurance Business

Net premiums earned from short-term insurance business increased by RMB 73 million, or 0.5%, to RMB 15,929 million in 2012 from RMB 15,856 million in 2011. This was primarily due to an increase in premiums earned from accident insurance products resulting from our focus on the adjustment of our business structure and increased efforts for the development of accident insurance business.

Investment Income

Investment income increased by RMB 12,521 million, or 20.6%, to RMB 73,243 million in 2012 from RMB 60,722 million in 2011.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 1,081 million, or 222.4%, to RMB 1,567 million in 2012 from RMB 486 million in 2011. This was primarily due to an increase in interest income resulting from our increased allocation in securities at fair value through profit or loss in light of market conditions.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities decreased by RMB 819 million, or 3.8%, to RMB 20,992 million in 2012 from RMB 21,811 million in 2011. This was primarily due to a decrease in the volume of available-for-sale securities.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 4,503 million, or 42.1%, to RMB 15,194 million in 2012 from RMB 10,691 million in 2011. This was primarily due to an increase in the volume of held-to-maturity securities resulting from our increased allocation in held-to-maturity securities.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 5,534 million, or 22.2%, to RMB 30,512 million in 2012 from RMB 24,978 million in 2011. This was primarily due to the increased volume of deposits attributable to our increased allocation in deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

Investment Income from Loans

Investment income from loans increased by RMB 1,681 million, or 63.2%, to RMB 4,339 million in 2012 from RMB 2,658 million in 2011. This was primarily due to an increase in the volume of policy loans resulting from an increase in demand for policy loans, as well as a continued increase in the volume of debt investment plans attributable to our increased efforts for investment in debt investment plans by taking advantage of the market opportunities.

Net Realized Gains and Impairment on Financial Assets

Net realized gains and impairment on financial assets decreased by RMB 15,668 million, or 139.8%, to losses of RMB 26,876 million in 2012 from losses of RMB 11,208 million in 2011. This was primarily due to a significant increase in impairment losses of equity securities which meet the conditions for recognizing impairment losses, resulting from the continued weakness of the Chinese capital markets.

Net Fair Value Gains/(Losses) through Profit or Loss

Our net fair value gains/(losses) through profit or loss decreased by RMB 650 million, or 192.9%, to losses of RMB 313 million in 2012 from gains of RMB 337 million in 2011. This was primarily due to the fluctuation in the value of financial instruments at fair value through profit or loss.

Other Income

Other income increased by RMB 533 million, or 19.2%, to RMB 3,305 million in 2012 from RMB 2,772 million in 2011. This was primarily due to our increased efforts in developing intermediary business and expanding sources of income.

Benefits, Claims and Expenses	For the year ended December 31,
	2011	2012
	RMB	RMB
	(in millions)
Insurance benefits and claims
Life insurance death and other benefits	101,349	107,674
Accident and health claims and claim adjustment expenses	7,789	7,898
Increase in insurance contracts liabilities	181,579	184,990
Investment contracts benefits	2,031	2,032
Policyholder dividends resulting from participation in profits	6,125	3,435
Underwriting and policy acquisition costs	27,434	27,754
Finance costs	873	2,575
Administrative expenses	21,549	23,283
Other operating expenses	3,275	3,304
Statutory insurance fund contribution	595	609
Total	352,599	363,554
Segment information of insurance benefits and claims
Individual life insurance business	282,575	292,312
Group life insurance business	353	352
Short-term insurance business	7,789	7,898
Total	290,717	300,562

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 9,845 million, or 3.4%, to RMB 300,562 million in 2012 from RMB 290,717 million in 2011.

Life insurance death and other benefits payouts increased by RMB 6,325 million, or 6.2%, to RMB 107,674 million in 2012 from RMB 101,349 million in 2011. This was primarily due to an increase in surrender payments. Accident and health claims and claim adjustment expenses increased by RMB 109 million, or 1.4%, to RMB 7,898 million in 2012 from RMB 7,789 million in 2011. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume. Increase in insurance contracts liabilities increased by RMB 3,411 million, or 1.9%, to RMB 184,990 million in 2012 from RMB 181,579 million in 2011. This was primarily due to a RMB 11,169 million increase in the accretion of interest and net of a RMB 8,082 million increase in the release of liabilities. The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

Individual Life Insurance Business

Insurance benefits and claims attributable to individual life insurance business increased by RMB 9,737 million, or 3.4%, to RMB 292,312 million in 2012 from RMB 282,575 million in 2011. This was primarily due to an increase in surrender payments and an increase in increase in insurance contracts liabilities.

Group Life Insurance Business

Insurance benefits and claims attributable to group life insurance business decreased by RMB 1 million, or 0.3%, to RMB 352 million in 2012 from RMB 353 million in 2011. This was primarily due to the combined effects of an increase in claims and benefits resulting from business growth and a decrease in surrender payments.

Short-term Insurance Business

Insurance benefits and claims attributable to short-term insurance business increased by RMB 109 million, or 1.4%, to RMB 7,898 million in 2012 from RMB 7,789 million in 2011. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume.

Investment Contract Benefits

Investment contract benefits increased by RMB 1 million to RMB 2,032 million in 2012 from RMB 2,031 million in 2011. This was primarily due to the steady account volume of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB 2,690 million, or 43.9%, to RMB 3,435 million in 2012 from RMB 6,125 million in 2011. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 320 million, or 1.2%, to RMB 27,754 million in 2012 from RMB 27,434 million in 2011. This was primarily due to our proactive adoption of measures to strengthen cost control while promoting a healthy development of our business, as a result of which the increase in underwriting and policy acquisition costs was in proportion to the growth of business.

Finance Costs

Finance costs increased by RMB 1,702 million or 195.0%, to RMB 2,575 million in 2012 from RMB 873 million in 2011. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 1,734 million, or 8.0%, to RMB 23,283 million in 2012 from RMB 21,549 million in 2011. This was primarily due to the fact that we increased our costs on team building to enhance our ability for sustainable development.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and business tax and surcharge expenses, increased by RMB 29 million, or 0.9%, to RMB 3,304 million in 2012 from RMB 3,275 million in 2011. This was primarily due to an increase in business tax and surcharges expenses.

Profit	For the year ended December 31,
	2011	2012
	RMB	RMB
	(in millions)
Profit before income tax	20,513	10,968
Individual life insurance business	17,967	7,450
Group life insurance business	57	(216)
Short-term insurance business	502	191
Other business	1,987	3,543
Income tax	2,022	(304)
Net profit attributable to equity holders of the company	18,331	11,061

Profit before Income Tax

Our profit before income tax decreased by RMB 9,545 million, or 46.5%, to RMB 10,968 million in 2012 from RMB 20,513 million in 2011.

Individual Life Insurance Business

Profit before income tax in the individual life insurance business decreased by RMB 10,517 million, or 58.5%, to RMB 7,450 million in 2012 from RMB 17,967 million in 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Group Life Insurance Business

Profit before income tax in the group life insurance business decreased by RMB 273 million, or 478.9%, to a loss of RMB 216 million in 2012 from a profit before income tax of RMB 57 million in 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Short-term Insurance Business

Profit before income tax in the short-term insurance business decreased by RMB 311 million, or 62.0%, to RMB 191 million in 2012 from RMB 502 million in 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 2,326 million, or 115.0%, to RMB (304) million in 2012 from RMB 2,022 million in 2011. This was primarily due to the combined effect of a decrease in taxable income and the impact of the deferred tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB 7,270 million, or 39.7%, to RMB 11,061 million in 2012 from RMB 18,331 million in 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets.

Major Assets	As of December 31,
	2011	2012
	RMB	RMB
	(in millions)
Investment assets	1,494,969	1,790,838
Term deposits	520,793	641,080
Held-to-maturity securities	261,933	452,389
Available-for-sale securities	562,948	506,416
Securities at fair value through profit or loss	23,683	34,035
Securities purchased under agreements to resell	2,370	894
Cash and cash equivalents	55,985	69,452
Loans	61,104	80,419
Statutory deposits-restricted	6,153	6,153
Other assets	88,938	108,078
Total	1,583,907	1,898,916

Investment Assets

Our total investment assets increased by RMB 295,869 million, or 19.8%, to RMB 1,790,838 million in 2012 from RMB 1,494,969 million in 2011.

Term Deposits

Term deposits increased by RMB 120,287 million, or 23.1%, to RMB 641,080 million in 2012 from RMB 520,793 million in 2011. This was primarily due to our increased allocation in term deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 190,456 million, or 72.7%, to RMB 452,389 million in 2012 from RMB 261,933 million in 2011. This was primarily due to the fact that we reduced fluctuation of the book value of our investments in debt securities and increased our allocation in held-to-maturity securities.

Available-for-Sale Securities

Available-for-sale assets decreased by RMB 56,532 million, or 10.0%, to RMB 506,416 million in 2012 from RMB 562,948 million in 2011. This was primarily due to the fact that we actively adjusted our allocation structure in light of market conditions, reduced fluctuation of the book value of our investment assets, and decreased the volume of available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 10,352 million, or 43.7%, to RMB 34,035 million in 2012 from RMB 23,683 million in 2011. This was primarily due to the fact that we adopted a more proactive and flexible investment approach in light of market conditions and increased the volume of securities at fair value through profit or loss accordingly.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 13,467 million, or 24.1%, to RMB 69,452 million in 2012 from RMB 55,985 million in 2011. This was primarily due to the need for investment assets allocation and liquidity management.

Loans

Loans increased by RMB 19,315 million, or 31.6%, to RMB 80,419 million in 2012 from RMB 61,104 million in 2011. This was primarily due to an increase in the demand for policy loans, as well as our increased efforts for investment in debt investment plans by taking advantage of the market opportunities.

Major Liabilities	As of December 31,
	2011	2012
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,199,373	1,384,537
Investment contracts	69,797	66,639
Securities sold under agreements to repurchase	13,000	68,499
Policyholder dividends payable	46,368	44,240
Annuity and other insurance balances payable	11,954	16,890
Bonds payable	29,990	67,981
Deferred tax liabilities	1,454	7,834
Other liabilities	18,583	19,195
Total	1,390,519	1,675,815

Liabilities

Our total liabilities increased by RMB 285,296 million, or 20.5%, to RMB 1,675,815 million in 2012 from RMB 1,390,519 million in 2011.

Liabilities of Insurance Contracts

Liabilities of insurance contracts increased by RMB 185,164 million, or 15.4%, to RMB 1,384,537 million in 2012 from RMB 1,199,373 million in 2011. This was primarily due to new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, our reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts decreased by RMB 3,158 million, or 4.5%, to RMB 66,639 million in 2012 from RMB 69,797 million in 2011. This was primarily due to the fact that certain group annuity customers transferred their funds to their accounts of enterprise annuity, which resulted in a decrease in the account volume of group annuity products specified in investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 55,499 million, or 426.9%, to RMB 68,499 million in 2012 from RMB 13,000 million in 2011. This was primarily due to the need for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB 2,128 million, or 4.6%, to RMB 44,240 million in 2012 from RMB 46,368 million in 2011. This was primarily due to a decrease in investment yields for participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 4,936 million, or 41.3%, to RMB 16,890 million in 2012 from RMB 11,954 million in 2011. This was primarily due to the accumulation of insurance liabilities.

Bonds Payable

Bonds payable increased by RMB 37,991 million, or 126.7%, to RMB 67,981 million in 2012 from 29,990 million in 2011. This was primarily due to the issuance of subordinated term debt by us in 2012.

Deferred Tax Liabilities

Deferred tax liabilities increased by RMB 6,380 million, or 438.8%, to RMB 7,834 million in 2012 from 1,454 million in 2011. This was primarily due to an increase in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2012, equity attributable to equity holders of the Company was RMB 221,085 million and increased by RMB 29,555 million, or 15.4%, from RMB 191,530 million as of December 31, 2011. This was primarily due to an increase in the fair value of available-for-sale securities and the influence of the net profit during the fiscal year 2012.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Total Revenues	For the year ended December 31,
	2010	2011
	RMB	RMB
	(in millions)
Net premiums earned	318,088	318,276
Individual life insurance business	302,753	301,986
Group life insurance business	468	434
Short-term insurance business	14,867	15,856
Investment income	48,872	60,722
Investment income from securities at fair value through profit or loss	126	486
Investment income from available-for-sale securities	20,173	21,811
Investment income from held-to-maturity securities	10,538	10,691
Investment income from bank deposits	16,363	24,978
Investment income from loans	1,583	2,658
Other investment income	89	98
Net realized gains and impairment on financial assets	15,841	(11,208)
Net fair value gains through profit or loss	280	337
Other income	2,757	2,772
Total	385,838	370,899

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

Net Realized Gains and Impairment on Financial Assets

Net realized gains and impairment on financial assets decreased by RMB 27,049 million to losses of RMB 11,208 million in 2011 from gains of RMB 15,841 million in 2010. This was primarily due to an increase in impairment losses of available-for-sale securities resulting from the continued weakness of the Chinese capital markets.

Net Fair Value Gains through Profit or Loss

Our net fair value gains through profit or loss increased by RMB 57 million, or 20.4%, to RMB 337 million in 2011 from RMB 280 million in 2010. This was primarily due to an increase in income from the buy-sale price differential in the trading of funds at fair value through profit or loss.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2012, the amount of cash and cash equivalents was RMB 69,452 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2012, the amount of term deposits was RMB 641,080 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2012, investments in debt securities had a fair value of RMB 826,574 million and investments in equity securities had a fair value of RMB 164,742 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Consolidated Cash Flows

We have established a cash flow testing system and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.

Net cash inflow from operating activities was RMB 132,182 million in 2012, a decrease of RMB 1,771 million, or 1.3%, from RMB 133,953 million in 2011. This decrease was primarily due to an increase in insurance benefits.

Net cash outflow from investing activities was RMB 203,804 million in 2012, an increase of RMB 70,213 million, or 52.6%, from RMB 133,591 million in 2011. This increase was primarily due to the demand of investment management.

Net cash inflow from financing activities was RMB 85,089 million in 2012, an increase of RMB 77,098 million from net cash inflow of RMB 7,991 million in 2011. This increase was primarily due to the demand of liquidity management.

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

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2012, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of subordinated term debt in June and November 2012 provided cash proceeds of approximately RMB 37,990 million. As at the end of 2012, cash proceeds from the issuance of subordinated term debt were used to replenish our supplementary capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2012, December 31, 2011 and December 31, 2010 are as follows:

	As at December 31, 2010	As at December 31, 2011	As at December 31, 2012
Ratio of assets and liabilities	85.08%	87.79%	88.25%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2012, 2011 and 2010:

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
	(RMB in millions, except percentage data)
Actual capital	123,769	113,685	176,024
Minimum capital	58,385	66,826	74,718
Solvency ratio	211.99%	170.12%	235.58%

Benefiting from the increase in our comprehensive income in 2012, our solvency ratio increased to some extent. Meanwhile, we successfully issued subordinated term debt of RMB 38 billion by actively taking advantage of favorable opportunities, thereby further raising our solvency ratio. We closely monitor changes in our solvency ratio.

We issued subordinated term debt of RMB 28 billion and RMB 10 billion in June and November 2012, respectively, by taking advantage of favorable market opportunities, which effectively improved our solvency ratio. The subordinated term debt was issued to qualified investors who meet applicable regulatory requirements, with a maturity term of ten years. With respect to the subordinated term debt of RMB 28 billion issued in June 2012, the coupon rate per annum for the first five years is 4.70%. We have the right to redeem at par value at the end of the fifth year. If we do not exercise the redemption right, the coupon rate per annum will be 6.70% for the second five years. With respect to the subordinated term debt of RMB 10 billion issued in November 2012, the coupon rate per annum for the first five years is 4.58%. We have the right to redeem at par value at the end of the fifth year. If we do not exercise the redemption right, the coupon rate per annum will be 6.58% for the second five years.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2012.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2012	(RMB in millions)

Securities sold under agreements to repurchase	68,499	—	—	—	68,499
Bonds payable	2,077	6,848	73,198	—	82,123
Annuity and other insurance balances payable	16,890	—	—	—	16,890
Insurance contracts	30,970	70,702	192,336	2,062,150	2,356,158
Investment contracts	16,053	18,294	11,325	45,846	91,518
Off balance sheet operating leases	394	385	92	17	888
Capital commitments	6,596	5,420	15	29	12,060
Total	141,479	101,649	276,966	2,108,042	2,628,136

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment.

The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2012, relating to premiums received through December 31, 2012. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2012 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2012. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December  31, 2012.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in an increase of RMB 318 million in profit before income tax in 2012, a decrease of RMB 3,268 million in profit before income tax in 2011 and an increase of RMB 6,382 million in profit before income tax in 2010. The sensitivity analysis of these assumptions is as follows:

•	holding all other variables constant, if mortality rates and morbidity rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 11,319 million or RMB 11,901 million lower or higher.

•	holding all other variables constant, if lapse rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,683 million or RMB 6,022 million lower or higher.

•	holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 37,263 million or RMB 42,574 million higher or lower.

See also Note 4.1.3 and Note 13 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Age	Position
Yang Mingsheng	57	Chairman of the board of directors and executive director
Wan Feng	54	President and executive director
Lin Dairen	54	Vice President and executive director
Liu Yingqi	54	Vice President, executive director and secretary of the board of directors
Miao Jianmin	48	Non-executive director
Zhang Xiangxian	57	Non-executive director
Wang Sidong	51	Non-executive director
Sun Changji	70	Independent director
Bruce Douglas Moore	63	Independent director
Anthony Francis Neoh	66	Independent director
Tang Jianbang	66	Independent director
Liu Jiade	50	Vice president
Zhou Ying	59	Vice president
Su Hengxuan	50	Vice president
Miao Ping	54	Vice president
Xu Hengping	54	Chief operating officer
Li Mingguang	43	Chief actuary

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC since March 2012. Mr. Yang has many years of experience in the financial industry. He served as vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Wan Feng has been our president since September 2007. He is also a vice president of CLIC, a director of AMC, a director of CLPCIC, a director of China Life Pension and a director of CGB. He has been an executive director of our company since June 2006. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a doctorate in finance from Nankai University in Tianjin. Having worked in the Jilin Branch of People’s Insurance Company of China, the Hong Kong branch of Taiping Life Insurance Company and the Shenzhen and Hong Kong branches of our company, he has accumulated over 30 years of experience in the life insurance industry. Mr. Wan, a senior economist, was awarded special allowance by the State Council. He is currently the director of China Life Foundation, the deputy director of China Association of Actuaries, a deputy director of Insurance Association of China, an executive director of Insurance Institute of China and a director of China Insurance Guarantee Fund Committee.

Lin Dairen has been an executive director of our company since October 27, 2008. Mr. Lin has served as a vice president of our company since 2003, and as the executive director and president of China Life Pension since November 2006. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, was awarded special allowance by the State Council. He has 31 years of experience in the life insurance industry and has accumulated extensive experience in insurance business operations and management. He is currently the executive director of the Insurance Institute of China, the executive director of the Labor Institute of China and the executive director of Peking University China Center for Insurance and Social Security Research.

Liu Yingqi has been an executive director of our company since October 27, 2008. Ms. Liu was the chairperson of our board of supervisors between August 2003 and January 2006. Ms. Liu has served as a vice president of our company since January 2006, and as the Secretary of our board of directors since May 30, 2008. Ms. Liu has been a director of China Life Pension since November 2006. Ms. Liu graduated with a BA in economics from Anhui University in 1982. Ms. Liu, a senior economist, has over 26 years of experience in operations and management of the life insurance business and in insurance administration. She is currently a director of the Insurance Institute of China.

Miao Jianmin has been a non-executive director of our company since October 27, 2008. Mr. Miao has been a vice president of CLIC since December 2005. Currently he also serves as the chairman of both AMC and China Life Franklin Asset Management Company Limited, the Chinese alternate representative of ABAC (APEC Business Advisory Council), the executive director of the Insurance Association of China, and the director of China Finance 40 Forum. He was awarded a special allowance by the State Council. In 2009, he was named one of the “State-level Candidates for the New Century Talents Projects” and one of the “60 people in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the post-graduate division of the PBOC with a major in money and banking in 1989. He studied in the insurance faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a senior economist.

Zhang Xiangxian has been a non-executive director of our company since July 2012. He became the secretary of Commission for Disciplinary Inspection of CLIC in October 2006. He also served as the vice president and compliance officer of CLIC from August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including, the director of the promotion division of the general office and deputy general manager of the general office of the People’s Insurance Company of China, the office director of the CIRC, the deputy office director (in charge) of the Shenzhen office of the CIRC, and the director of the administrative department of representative agencies of the CIRC. Mr. Zhang is a senior editor and obtained a master’s degree in business administration for senior management from Zhongnan University of Economics and Law.

Wang Sidong has been a non-executive director of our company since July 2012. He became the vice president of CLIC, the chairman of IHC and a director of China Life Pension in June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as deputy director of the general office of China Life Insurance Company, deputy general manager of its Zhejiang branch and deputy director of the shares reform office of China Life Insurance Company from 2000. Mr. Wang was the director of the general office of CLIC in 2003. Mr. Wang graduated from Shandong University with a bachelor’s degree of arts, majoring in Chinese language and literature.

Sun Changji has been an independent director of our company since May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as a section head, workshop director, deputy factory manager and factory manager. In July 1991, he was appointed as the deputy director-general of the production department of the Ministry of Machinery Industry of China, and he became the vice minister of the Ministry of Machinery Industry of China in April 1993. In April 1998, he became the first deputy director-general of the State Administration of Machinery Industry of China (deputy ministerial level). He became the deputy party secretary and vice president (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as the president of China Orient Asset Management Corporation. He became the vice chairman of Bank of China in November 2000, the vice chairman of Bank of China (Hong Kong) Limited in September 2001 and the secretary of commission for disciplinary inspection of Bank of China in June 2003 concurrently. Since August 2004, he has served as the vice chairman of Bank of China (Hong Kong) Limited, and served as the vice chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a researcher-level senior engineer, graduated from Tsinghua University in September 1966.

Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young, based in Beijing. Previously, he served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in the Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, with a major in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 36 years of experience serving the insurance industry as an executive or a consultant.

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

Tang Jianbang has been an independent director of our company since July 2012. He has many years of experience in the financial services sector. He successively served as the deputy director, deputy head and head of the information computer department of Agricultural Bank of China, headquarters from November 1983 to March 1996. He was the general manager of the international business department of Agricultural Bank of China in March 1996, the assistant president and general manager of the international business department of its headquarters in June 1998, the assistant president and concurrently the president of Agricultural Bank of China, Hong Kong branch, in October 1999, and the vice president of Agricultural Bank of China in October 2000. He retired in April 2008. From May 2008 to May 2012, Mr. Tang served as the chairman of the supervisory committee of ABC-CA Fund Management Co., Ltd. Mr. Tang obtained a master’s degree in computer science and engineering from Tsinghua University in 1981 and a doctorate degree in science and management engineering from Beijing University of Aeronautics and Astronautics in 2000.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	58	Chairperson of board of supervisors
Shi Xiangming	53	Supervisor
Luo Zhongmin	62	Supervisor
Yang Cuilian	48	Employee representative supervisor
Li Xuejun	42	Employee representative supervisor

Xia Zhihua has been the chairperson of our board of supervisors since March 2006. Ms. Xia served as the State Council’s representative in the Supervisory Committee of important state-owned financial institutions, designated supervisor of assistant bureau-level grade official from July 2000 to October 2001, and the State Council’s representative in the board of supervisors of important state-owned financial institutions, designated supervisor of bureau-level grade official from October 2001 to December 2005. She was a deputy director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000, and a deputy director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998. Ms. Xia graduated from Xiamen University, majoring in politics and economics at the department of economics, and majoring in world economics at the college of economics from February 1978 to November 1984, and received a bachelor’s degree and a master’s degree in economics. Ms. Xia is also the executive director of China Institution of Internal Audit, and received the qualification of Certified Internal Auditor (CIA).

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

Luo Zhongmin has been a supervisor of our company since July 2012. Mr. Luo has many years of experience in the insurance sector and is familiar with the insurance market and insurance regulatory matters. He joined the People’s Insurance Company of China, Gansu branch, in 1988 and subsequently served as the deputy general manager of the provincial branch. He served as the director of Hunan Insurance Regulatory Bureau in 2001 and the chairman of the Insurance Institute of China from 2008 to November 2011. Mr. Luo, a senior economist, graduated from Gansu Finance and Trade College with a college diploma in business and economic management.

Yang Cuilian has been a supervisor of our company since July 2012. Ms. Yang has been serving as the general manager of the group business department of our company since January 2011. Ms. Yang joined our company in July 1984. She successively served as deputy general manager of the Jiangxi branch, general manager of the Pingxiang branch, manager of the group sales department of Jiangxi branch, and manager of the business management department of the Jiangxi branch. Ms. Yang, a senior economist, graduated from Party School of the Central Committee of C.P.C., majoring in economic management with a bachelor’s degree.

Li Xuejun has been a supervisor of our company since July 2012. Mr. Li has been serving as the general manager of the training department of our company since January 2011. Mr. Li joined our company in November 1997. He successively served as deputy general manager of the training department of our company (in charge), assistant general manager of the Shanghai branch, general manager of the Shanghai Songjiang sub-branch, and general manager of the human resource department of the Shanghai branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a senior economist, graduated from the department of insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in international insurance with a bachelor’s degree in economics.

Senior Management

Wan Feng, see “—Directors and Senior Management—Directors” for his profile.

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Liu Yingqi, see “—Directors and Senior Management—Directors” for her profile.

Liu Jiade has been a vice president of our company since 2003 and a director of AMC from June 2004. Mr. Liu has served as a director of China Life Franklin Asset Management Company Limited since May 2006, and as a director of CGB since December 2006. He became the vice director of the finance bureau of the Ministry of Finance in 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor’s degree in public finance. He is currently a director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Informationization Committee.

Zhou Ying has been a vice president of our company since August 2008 and served as the secretary of our commission for disciplinary inspection since November 2006. Mr. Zhou served as a designated supervisor and a director of the Fifth Office and as a designated supervisor in Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006. Mr. Zhou graduated from Dongbei University of Finance and Economics with a Ph.D. in economics.

Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as assistant to president of our Company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006 and a director of Insurance Professional College since December 2006. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majored in insurance, and graduated from the school of management of University of Science and Technology of China in July 2011 with a Ph.D degree in management, majoring in management science and engineering. Mr. Su, a senior economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the Insurance Marketing Association of the Insurance Association of China and a member of Financial Planning Standards Board China Advisory Panel.

Miao Ping has been a vice president of our company since December 2009. He became the general manager of our Jiangsu branch in September 2006. Mr. Miao became the general manager of our Jiangxi branch in September 2004 and a deputy general manager of our Jiangsu branch in April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Xu Hengping has been the chief operating officer of our company since August 2010. Mr. Xu served as the general manager of our Fujian branch since April 2007. Mr. Su served as the deputy general manager of our Fujian branch since December 2002 and assistant to the general manager of our Fujian branch since September 1998, and director of personal insurance division of our Fujian branch since July 1996. Mr. Xu once served as general manager of the sales department and general manager of the Longyan branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University in 2004, majoring in finance. Mr.Xu, a senior economist, has over 32 years of experience in life insurance management.

Li Mingguang has been our chief actuary since March 2012. Mr. Li joined our company in 1996 and subsequently served as deputy director, director, assistant to the general manager of product development department, person in charge of actuarial matters of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics with a master’s degree in actuarial science in 1996 and Tsinghua University with an EMBA in 2010. He also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first session of the China Association of Actuaries. He is currently the secretary-general of the China Association of Actuaries and a guest director of the board of directors of the Insurance Institute of China.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2012. The total compensation package for our chairman of the board of directors, executive directors and chairman of the board of supervisors for the year ended December 31, 2012 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2012. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yuan Li(2)	10.69	—	5.27	—	15.96
Yang Mingsheng(3)	32.06	—	25.01	—	57.07
Wan Feng	38.48	—	32.66	—	71.14
Lin Dairen	38.05	—	32.31	—	70.36
Liu Yingqi	38.05	—	32.31	—	70.36
Miao Jianmin	—	—	—	—	—
Shi Guoqing(4)	—	—	—	—	—
Zhuang Zuojin(4)	—	—	—	—	—
Zhang Xiangxian(5)	—	—	—	—	—
Wang Sidong(5)	—	—	—	—	—
Ma Yongwei(6)	—	—	—	—	—
Sun Changji	—	—	—	—	—
Bruce Douglas Moore	32.00	—	—	—	32.00
Anthony Francais Neoh	30.00	—	—	—	30.00
Tang Jianbang(7)	—	—	—	—	—
Xia Zhihua	38.05	—	32.31	—	70.36
Shi Xiangming	58.98	—	30.56	—	89.54
Yang Hong(8)	32.90	—	13.81	—	46.71
Wang Xu(8)	32.90	—	16.59	—	49.49
Tian Hui(8)	8.75	—	—	—	8.75
Yang Cuilian(9)	28.20	—	16.67	—	44.87
Li Xuejun(9)	28.20	—	16.22	—	44.42
Luo Zhongmin(9)	7.50	—	—	—	7.50
Total	454.81	—	253.72	—	708.53

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Resigned as chairman and executive director on May 22, 2012.
(3)	Appointed as chairman and executive director on May 22, 2012.
(4)	Retired as non-executive director due to age on May 22, 2012.
(5)	Appointed as non-executive director on July 10, 2012.
(6)	Resigned as independent director on July 10, 2012.
(7)	Appointed as independent director on July 10, 2012.
(8)	Resigned as supervisor on July 10, 2012.
(9)	Appointed as supervisor on July 10, 2012.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents and assistant to our president who are not our directors and our chief operating officer, chief actuary and chairman of the communist party disciplinary commission, for the year ended December 31, 2012. The total compensation package for our executive officers for the year ended December 31, 2012 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2012. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Total
RMB in ten thousands
Liu Jiade	70.36
Zhou Ying	70.36
Su Hengxuan	70.36
Miao Ping	70.30
Xu Hengping	65.33
Li Mingguang(1)	76.83
Hwei-Chung Shao(2)	71.02
Total	494.56

(1)	Appointed as our chief actuary in March 2012.
(2)	Was our chief actuary before the expiration of her employment contract with us in February 2012.

The aggregate amount of compensation we paid to our five highest paid individual employees, including two directors, one supervisor and two senior management members during the year ended December 31, 2012, was approximately RMB 3.79 million (US$0.61 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2012 was approximately RMB 0.90 million (US$0.14 million).

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2012. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 28 to our consolidated financial statements included elsewhere in this annual report.

C. BOARD PRACTICES

General

Our board of directors consists of eleven members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The current term for our board of directors began in July 2012. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Securities and Exchange Act and the New York Stock Exchange which are applicable to us.

The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. One-third of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election. The current term for our board of supervisors began in July 2012.

Board Committees

We have established standing audit, nomination and remuneration, risk management and strategy and investment decision committees.

The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Bruce Douglas Moore, Sun Changji and Tang Jianbang. Mr. Bruce Douglas Moore serves as the chairman.

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Sun Changji, Bruce Douglas Moore and Miao Jianmin. Mr. Sun Changji serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our internal control system, to formulate our operational risk management policy, to review the assessment reports with respect to our operational risks and internal control, and to coordinate and handle sudden and significant risks or crises. Our risk management committee is currently comprised of Anthony Francis Neoh, Zhang Xiangxian and Liu Yingqi. Mr. Anthony Francis Neoh serves as the chairman.

The primary duties of the strategy and investment decision committee are to formulate our long-term development strategies and significant investment and financing plans, to propose significant projects of capital operation and assets management, and to conduct research and make recommendations on other important matters that affect our development. Our strategy and investment decision committee is currently comprised of Tang Jianbang, Wan Feng, Wang Sidong, Lin Dairen and Anthony Francis Neoh. Mr. Tang Jianbang serves as the chairman.

D. EMPLOYEES

As of December 31, 2010, 2011 and 2012, we had approximately 103,220, 100,319 and 99,271 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2010, 2011 and 2012.

	As of December 31
	2010		2011		2012
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	19,793	19.18%	20,880	20.81%	23,444	23.62%
Financial and auditing staff	7,432	7.20%	6,874	6.85%	7,034	7.09%
Sales and marketing staff(1)	26,298	25.48%	28,480	28.39%	31,115	31.34%
Underwriters, claim specialists and customer service staff	37,670	36.49%	32,853	32.75%	32,511	32.75%
Other professional and technical staff(2)	3,837	3.72%	3,750	3.74%	3,747	3.77%
Other	8,190	7.93%	7,482	7.46%	1,420	1.43%

Total	103,220	100%	100,319	100%	99,271	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2010, 2011 and 2012, we had approximately 706,000, 685,000 and 693,000 exclusive agents, respectively. During 2012, we have attracted some new qualified agents. At the same time, we have continued carrying out performance reviews in 2012, which have led to the departure of a number of exclusive agents with lower productivity.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 10, 2013 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc(1)	586,111,916 (Long position) 96,154,653 (Short position)	7.87 1.29	% %	2.07 0.34	% %
H Shares	JPMorgan Chase & Co. (2)	378,635,366 (Long position) 59,830,852 (Short position) 275,363,277 (Lending pool)	5.09 0.80 3.70	% % %	1.34 0.21 0.97	% % %

Note (1):	BlackRock, Inc. was interested in a total of 586,111,916 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Asset Management Canada Limited, BlackRock Japan Co. Ltd., BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock International Limited, Blackrock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Managers Limited and BlackRock Asset Management Deutschland AG were interested in 6,874,032 H shares, 579,237,884 H shares, 91,451,051 H shares, 226,917,045 H shares, 2,992,000 H shares, 3,320,570 H shares, 95,000 H shares, 475,000 H shares, 95,284,047 H shares, 106,000 H shares, 7,918,700 H shares, 68,427,413 H shares, 64,990,058 H shares, 10,175,000 H shares, 1,226,000 H shares and 1,035,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 96,154,653 H shares (1.29%).

Note (2):	JPMorgan Chase & Co. was interested in a total of 378,635,366 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc and J.P. Morgan Clearing Corp were interested in 275,363,277 H shares, 129,000 H shares, 499,000 H shares, 167,000 H shares, 298,000 H shares, 79,821,924 H shares, 21,561,190 H shares and 795,975 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 378,635,366 H shares are 275,363,277 H shares (3.70%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 59,830,852 H shares (0.80%).

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2012 and April 10, 2013, there were, respectively, 12,706,438 ADRs representing 190,596,570 H shares, with 70 registered holders, and 11,340,735 ADRs representing 170,111,025 H shares, with 70 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a direct 6% equity interest in China Life Pension and an indirect approximately 4.8% equity interest in China Life Pension through AMC, a 60% equity interest in CLPCIC and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension, CLPCIC and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC is also a subsidiary of the Company. On December 27, 2012, we entered into a new asset management agreement with AMC. On March 8, 2012, we entered into a new insurance sales framework agreement with CLPCIC. On June 27, 2012, we entered into a property purchase framework agreement with IHC. On December 31, 2012, we entered into a new property leasing agreement with IHC. Since July 2011, AMC and IHC participated in the investment and development of a parcel of state-owned land. On April 15, 2013, we entered into a partnership agreement with CLIC, CLPCIC and another two parties in relation to the formation of a partnership. We also continued to carry out certain other continuing related party transactions with CLIC, AMC, China Life Pension, CLPCIC and IHC in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 20% equity interest in China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. In 2012, we entered into four new agreements with CGB, including a new insurance products cooperation agreement, a new strategic cooperation agreement and two negotiated deposit agreements. We also continued to carry out continuing related party transactions with CGB in the reporting period. On March 22, 2013, we entered into an asset management agreement with IHC. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

Our policy management agreement with CLIC expired on December 31, 2011. On December 15, 2011, we and CLIC signed a confirmation letter to renew the policy management agreement under the same terms for a term of three years ending on December 31, 2014. The service fees paid by CLIC to us under the policy management agreement for the year ended on December 31, 2012 was RMB 1,063 million. The annual cap in respect of the service fees to be paid by CLIC to us under this agreement for each of the three years ending on December 31, 2014 is RMB 1,188 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2012. On December 27, 2012, we entered into a new asset management agreement with AMC on substantially the same terms for a two-year term expiring on December 31, 2014. Subject to compliance with HKSE Listing Rules, this new agreement will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 90 days prior to its expiration. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2012 was RMB 761 million. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the three years ending on December 31, 2015 is RMB 1,200 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC, which was effective until December 31, 2014. A detailed discussion of this agreement is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2012 was RMB 133 million. The annual caps in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for each of the three years ending on December 31, 2014 are RMB 300 million, RMB 310 million and RMB 320 million, respectively. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

Continuing Related Party Transaction with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2012. On December 31, 2012, we entered into a new property leasing agreement with IHC under substantially the same terms for a two-year term expiring on December 31, 2014. Under the new property leasing agreement, IHC agreed to lease to us 2,126 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

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

Continuing Related Party Transaction with China Life Pension

On July 27, 2009, we, CLIC and AMC entered into an entrustment of enterprise annuity funds and account management agreement with China Life Pension. The agreement expired on December 1, 2012. On February 26, 2013, we, CLIC and AMC entered into a memorandum of understanding, which became effective retroactively on December 2, 2012, with China Life Pension to renew the agreement for a successive one-year term ending on December 1, 2013.

Under the agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. Pursuant to the memorandum of understanding, China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension, we, CLIC and AMC agreed to pay China Life Pension entrusted management fees, account management fees and investment management fees.

Continuing Related Party Transactions with CLPCIC

On November 18, 2008, we entered into an insurance sales framework agreement with CLPCIC for a three-year term ended on November 17, 2011. On March 8, 2012, we entered into a new insurance sales framework agreement with CLPCIC under substantially the same terms as the previous insurance sales framework agreement. This new agreement will last for two years and will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiration. The parties recognized the rights and obligations incurred from November 18, 2011 to March 7, 2012 based on the terms and conditions of the agreement entered into in 2008. Pursuant to this new insurance sales framework agreement, CLPCIC entrusted us to act as its agent to sell certain specified insurance products within the authorized regions, and agreed to pay us service fees in consideration of the services provided. The service fees will be determined by reference to the cost incurred by us plus a marginal profit and market practice. The service fees paid to us for the year ended December 31, 2012 was RMB 648 million. The annual caps in respect of the service fees to be paid by CLPCLIC to us for the two years ending December 31, 2014 have been revised to be RMB 1,250 million and RMB 1,950 million, respectively.

Property Transfer Framework Agreement with IHC

On June 27, 2012, we entered into a property transfer framework agreement with IHC for a term of three years. Pursuant to the framework agreement, we proposed to acquire from IHC certain properties for use by our branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties will be transferred in batches pursuant to the standalone agreement to be entered into for each transfer. The purchase price for each property will be valued and determined by qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1,700 million. The parties are obligated to cooperate with each other to complete the transfer of title and deliver the properties if the standalone property transfer agreements in respect of such properties are signed prior to the expiration of the framework agreement. The parties can not transfer any properties under the framework agreement if the standalone property transfer agreements in respect of such properties are not signed prior to the expiration of the framework agreement.

Asset Management Agreement with IHC

On March 22, 2013, we entered into an asset management agreement with IHC, pursuant to which IHC agreed to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of unlisted companies and related financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

The agreement will become effective conditional upon IHC’s obtaining CIRC certification of its capacity in equity investment and real property investment, and will be in effect until December 31, 2013. Subject to the compliance with the listing rules of the stock exchanges on which our shares are listed and traded, the agreement will be automatically renewed for a successive one-year term, unless either party gives the other party no later than 90 days prior written notice to terminate the agreement at the expiration of the then current term.

Under the agreement, we retain the title of the entrusted assets and IHC is authorized to manage the entrusted assets for and on our behalf. We may add to or withdraw from the assets managed by IHC pursuant to the agreement. All investment losses relating to the assets managed by IHC pursuant to the agreement will be borne by us, except for losses and liabilities arising from IHC’s misconduct. We have the right to establish, and amend from time to time, the investment guidelines which set forth the requirements relating to the assets under IHC’s management pursuant to the agreement, including, among others, investment scope, products and percentages, risk control and target of investment return. We also have the right to monitor the investment management activities of IHC.

In addition to manage the assets entrusted to it by us pursuant to the agreement, IHC is permitted to invest its own assets and provide investment management services to third parties. IHC agreed to inform us in the event that it, in its professional judgment, believes that there is a conflict in the activities on behalf of itself and others. IHC has discretion to take such actions and measures which in its professional judgment are fair, reasonable and necessary to resolve any such conflict.

In consideration of the services provided by IHC under the agreement, we agreed to pay IHC a basic service fee and a performance fee. The basic service fee is paid on a quarterly basis, calculated by reference to the total assets which are entrusted to IHC and are invested during each year and a fixed management fee rate of 0.6%. The performance fee is paid on an annual basis, calculated by reference to the target of investment return set forth in the investment guidelines for each year, the total assets which are entrusted to IHC and are invested during such year and the comprehensive rate of investment return on such assets for such year. IHC agreed to pay us a penalty for underperformance if it fails to meet the target of investment return set forth in the investment guidelines. The penalties for underperformance are paid on annual basis, calculated by reference to the target of investment return set forth in the investment guidelines for each year, the total assets which are entrusted to IHC and are invested during such year and the comprehensive rate of investment return on such assets for such year, but in no case will exceed 0.3% of the total assets which are entrusted to IHC and are invested during such year.

The annual cap in respect of the service fees to be paid by us to IHC is RMB 150 million for the year ending December 31, 2013, and RMB 250 million for the year ending December 31, 2014.

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

In May 2012, Beijing Vantone transferred its 1% equity interest in China Life Yuantong to Beijing Wanyang, and Beijing Wanyang transferred 20% equity interests of China Life Yuantong to IHC. As a result, AMC, IHC and Beijing Wanyang own 19%, 71% and 10% equity interest in China Life Yuantong, respectively.

In May 2012, AMC, IHC and Beijing Wanyang increased their capital contribution to China Life Yuantong in proportion to their equity holdings in China Life Yuantong. As a result, the total capital contribution from AMC to China Life Yuantong was increased to RMB 475 million and the registered capital of China Life Yuantong was increased to RMB 2,500 million.

Formation of Partnership

On April 15, 2013, we entered into a partnership agreement with CLIC, CLPCIC, Suzhou International Development Venture Capital Holding Co., Ltd., or SIDVC, and Soochow Securities Co., Ltd., or Soochow Securities, pursuant to which SIDVC, as general partner, and CLIC, CLPCIC, Soochow Securities and us, as limited partners, agreed to form China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership), or the Partnership. The business scope of the Partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management consulting services.

Pursuant to the partnership agreement, the total capital to be contributed by all partners of the Partnership to it will be RMB 10 billion, of which RMB 5 billon will be contributed by us. SIDVC will be responsible for the executive function and investment operations of the Partnership and bear unlimited joint and several liabilities for the debts of the Partnership. The limited partners of the Partnership, including us, will be liable to the debts of the Partnership up to the amount of their respective capital contributions to the Partnership.

The Partnership will have a term of 12 years from the date on which its business license is issued.

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB. These transactions are governed by several agreements between CGB and us, including a strategic cooperation agreement, negotiated deposit agreements and individual bancassurance product cooperation agreements. A detailed discussion of these agreements is set forth in Note 30 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009, April 29, 2010, April 26, 2011 and April 26, 2012, respectively. The strategic cooperation agreement expired on March 19, 2012 and the individual bancassurance product cooperation agreements expired on April 29, 2012.

On July 20, 2012, we entered into a new strategic cooperation agreement with CGB, pursuant to which we agreed to cooperate with CGB in various areas, including, among others, insurance business, bank cards business, deposit and funds, assets custody, e-commerce, client resources sharing, information technology, product development and brand promotion. With regard to cooperation in the insurance business, CGB undertook to provide bancassurance and corporate group insurance business services on our behalf. Subject to relevant laws and regulations, we undertook to offer our insurance products to CGB under certain preferential terms, while CGB agreed to purchase our products in priority under the same terms and conditions. The term of this agreement is three years.

On April 19, 2012, we entered into a new insurance products cooperation agreement with CGB, pursuant to which CGB will sell our individual insurance products suitable for sale through banks, as jointly selected by CGB and us. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums and pay insurance benefits. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 1.8% to 25%. This agreement has a term of three years. Upon expiration of the three-year term, this agreement will be automatically renewed for successive one-year terms, provided that CGB and we have respectively obtained any required internal approvals.

New Negotiated Deposit Agreements with CGB

During the reporting period, we entered into two new negotiated deposit agreements with CGB in October 2012. Under these agreements, we agreed to deposit in CGB a total of RMB 2.1 billion (US$0.3 million) for a term of 61 months. The annual interest rate applicable to our deposits will be fixed at 5.1% per annum.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between CLIC and AMC, the asset management agreement between AMC and us and the insurance sales framework agreement between CLPCIC and us are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 15, 2011, December 29, 2011, December 27, 2012 and March 8, 2012, respectively. We also made an announcement disclosing the revision of annual caps for the two years ending December 31, 2014 in respect of the insurance sales framework agreement between CLPCIC and us on January 4, 2013.

The property purchase framework agreement between IHC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on June 27, 2012.

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

The partnership agreement entered into by CLIC, CLPCIC, Soochow Securities, SIDVC and us in relation to the formation of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership) is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on April 15, 2013.

The remaining related party transactions discussed above, other than the transactions with CGB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The continuing related party transactions with CGB are not regarded as connected transactions for us under the HKSE Listing Rules.

Figures for the year ended December 31, 2012

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements, the property leasing agreement and the insurance sales framework agreement for the year ended December 31, 2012 is set out below:

Transactions	The aggregate value for the year ended December 31, 2012
(RMB in millions)
1. Policy management agreement between CLIC and us	1,063
2. Asset management agreement
(a) between CLIC and AMC	133
(b) between AMC and us	761
3. Property leasing agreement between IHC and us	63
4. Insurance sales framework agreement between CLPCIC and us	648

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between CLIC and AMC, the asset management agreement between AMC and us and the insurance sales framework agreement between CLPCIC and us which were subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and confirmed that:

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

Legal and Regulatory Proceedings

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

We currently have control procedures in place to monitor our litigation, arbitration and regulatory exposure. We have established a systematic prevention system whereby our management at each corporate level is responsible for compliance with laws, regulations and internal codes of conduct within their individual territories or departments. Our branches at the provincial level are required to report material litigation, arbitration and regulatory matters to our corporate headquarters on a timely basis. We plan to continue to improve our control and compliance policies in the future.

We may penalize our employees or individual agents who commit misconduct or fraud, breach the terms of their employment or agency agreements, exceed their authorization limits or fail to follow prescribed procedures in delivering insurance policies and premium payments, in each case having regard to the severity of the offense. Employees or individual agents are required to reimburse us for any losses suffered by us resulting from their misconduct or fraud. In serious cases, we may terminate their employment or agency agreements. We report criminal offenses to the PRC authorities and may also bring concurrent civil actions against employees or individual agents. We have experienced agent and employee misconduct that has resulted in litigation, arbitration and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. None of these actions has resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 27, 2013 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.14 per share, totaling approximately RMB 3,957 million (US$635 million), for the year ended December 31, 2012. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2012.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend will depend on:

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

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means the lesser of our after-tax profits as determined under PRC GAAP and IFRS, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference between after-tax profits as determined under PRC GAAP and IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, ordinarily we will not pay any dividends in a year in which we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We paid dividends of RMB 0.05 per share in respect of 2005, RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009, RMB 0.40 per share in respect of 2010 and RMB 0.23 per share in respect of 2011. Our board of directors has recommended the declaration of final dividends of RMB 0.14 per share in respect of 2012. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

B. SIGNIFICANT CHANGES

We are not aware of any significant changes since the date of the consolidated financial statements included in this annual report.

C. EMBEDDED VALUE

Background

China Life prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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

Also, the calculation of embedded value and the value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between China Life and CLIC, IHC, AMC, China Life Pension, and CLPCIC, etc.

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

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

Preparation and Review

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value and value of one year’s sales. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the MOF and the SAT issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2012 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 3 of “Sensitivity Results”.

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2012 and grading to 5.5% in 2016 (remaining level thereafter). 15% from 2012 to 2015, and grading to 17% in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2012 and the value of one year’s sales for the 12 months to 31 December 2012, and their corresponding results in 2011 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales

		RMB million
ITEM		December 31, 2012	December 31, 2011
A	Adjusted Net Worth	128,507	110,266
B	Value of In-Force Business before Cost of Solvency Margin	245,134	215,608
C	Cost of Solvency Margin	(36,046)	(33,020)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	209,088	182,588
E	Embedded Value (A + D)	337,596	292,854
F	Value of One Year’s Sales before Cost of Solvency Margin	24,129	23,756
G	Cost of Solvency Margin	(3,295)	(3,557)
H	Value of One Year’s Sales after Cost of Solvency Margin (F+G)	20,834	20,199

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2012.

Table 2

Analysis of Embedded Value Movement in 2012

ITEM		RMB million
A	Embedded Value at Start of Year	292,854
B	Expected Return on Embedded Value	30,215
C	Value of New Business in the Period	20,834
D	Operating Experience Variance	(879)
E	Investment Experience Variance	9,676
F	Methodology, Model and Assumption Changes	(1,905)
G	Market Value and Other Adjustment	(6,954)
H	Exchange Gains or Losses	(49)
I	Shareholder Dividend Distribution	(6,501)
J	Other	304
K	Embedded Value as at December 31, 2012 (sum A through J)	337,596

Notes:

1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2012 plus the expected return on investments supporting the 2012 opening net worth.
C	Value of new business sales in 2012.
D	Reflects the difference between actual experience in 2012 (including lapse, mortality, morbidity, and expense, etc.) and the assumptions.
E	Compares actual with expected investment returns during 2012.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2012 to 31 December 2012, tax adjustment and other related adjustments.
H	Reflect the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2012.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 3

Sensitivity Results

	RMB million
	Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
Base case scenario	209,088	20,834
1. Risk discount rate of 11.5%	198,792	19,745
2. Risk discount rate of 10.5%	220,146	22,002
3. 10% increase in investment return	244,490	23,618
4. 10% decrease in investment return	173,935	18,076
5. 10% increase in expenses	206,480	19,073
6. 10% decrease in expenses	211,697	22,594
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	207,185	20,746
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	211,023	20,921
9. 10% increase in lapse rates	207,821	20,656
10. 10% decrease in lapse rates	210,399	21,011
11. 10% increase in morbidity rates	207,035	20,716
12. 10% decrease in morbidity rates	211,161	20,952
13. 10% increase in claim ratio of short term business	208,808	20,238
14. 10% decrease in claim ratio of short term business	209,369	21,429
15. Solvency margin at 150% of statutory minimum	200,097	19,154
16. Using 2011 EV assumptions	209,383	21,068
17. Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	211,901	20,191

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Towers Wastson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2012 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2012, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2012;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

14th March 2013

ITEM 9.	THE OFFER AND LISTING.

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2008	39.8500	16.7000	76.75	33.57	58.9700	18.1500
2009	41.0000	19.9000	79.86	38.34	33.1800	18.6700
2010	39.3000	29.7000	76.14	57.36	31.4200	20.9000
2011	32.6000	17.2400	62.93	33.52	22.3200	14.8100
2012	25.3000	17.0600	49.69	33.47	21.4000	15.8700
Quarterly
First Quarter, 2011	32.6000	28.0000	62.93	53.66	22.3200	20.7900
Second Quarter, 2011	30.4500	24.6000	58.43	47.98	21.8000	17.8400
Third Quarter, 2011	27.7500	17.6600	52.87	34.40	19.1200	14.9100
Fourth Quarter, 2011	23.1500	17.2400	44.72	33.52	18.3900	14.8100
First Quarter, 2012	24.3000	18.8000	47.04	36.18	19.3300	16.0700
Second Quarter, 2012	21.3700	17.0600	40.99	33.47	18.9700	16.1500
Third Quarter, 2012	22.9500	19.9600	44.62	39.22	20.0000	16.5600
Fourth Quarter, 2012	25.3000	22.0500	49.69	42.80	21.4000	17.0800
First Quarter, 2013	27.2000	20.1000	52.62	39.42	21.9200	17.0400
Monthly
October 2012	23.4000	22.2000	45.62	43.01	19.0700	17.3600
November 2012	23.9500	22.0500	46.44	42.80	18.5400	17.0800
December 2012	25.3000	22.5000	49.69	43.65	21.4000	17.8000
January 2013	27.2000	25.3000	52.62	49.91	21.9200	19.9100
February 2013	25.9000	22.6000	50.26	44.07	21.4700	18.2800
March 2013	23.3000	20.1000	45.41	39.42	18.3600	17.0400
April 2013 (through April 19, 2013)	20.9500	19.2600	40.72	37.66	17.6700	17.0400

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represents 15 H shares.

ITEM 10.	ADDITIONAL INFORMATION.

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

Dividends

Our board of directors may propose dividend distributions. A distribution of dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares. The H shares rank equally with A shares with regard to dividend rights. A distribution of shares must be approved by special resolution of the shareholders’meeting.

We may only distribute dividends after allowance has been made for:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax income; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

Under Chinese law, dividends may be paid only out of distributable profits. Distributable profits generally means the lesser of our after-tax profits as determined under PRC GAAP and IFRS, less any recovery of accumulated losses and allocations to statutory funds that we are required to make, subject to further regulatory restrictions. There is no difference between after-tax profits as determined under PRC GAAP and IFRS. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will ordinarily not pay any dividends in a year when we do not have any distributable profits.

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

Liquidation Rights

We are organized as a joint stock company with limited liability of indefinite duration, but must pass the annual inspection with the SAIC. In the event of our liquidation, the H shares will rank equally with the A shares, and payment of debts out of our remaining assets is required to be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedures as the liquidation committee that has been appointed either by us or the People’s Courts of China may consider to be fair and reasonable. After payment of debts, we are required to distribute the remaining property to shareholders in proportion to the number of shares they hold.

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

Our fiscal year is the calendar year ending December 31. We must send to holders of H shares, no more than four months after the end of the relevant financial year, our annual report (including our annual accounts, together with a copy of the auditors’ report thereon). Further, we must publish a preliminary results announcement no later than three months after the end of the relevant fiscal year. The results announcement in respect of the relevant financial year is required to be published on the HKSE’s website no later than the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day after approval by or on behalf of our board of directors. These and any interim financial statements must be prepared in accordance with HKFRS, IFRS or PRC GAAP in the case of a PRC issuer that has adopted PRC GAAP for the preparation of its annual financial statements. The annual financial statements must be approved by a majority of our shareholders who are present in person or by proxy at the annual general meeting.

The HKSE Listing Rules also require us to send to holders of H shares an interim report no later than three months after the end of the first six months of each fiscal year. Further, we must publish a preliminary results announcement no later than two months after the end of the six-month period. The results announcement in respect of the relevant six-month period is required to be published on the HKSE’s website no later than the time that is 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the next business day after approval by or on behalf of our board of directors.

According to the HKSE Listing Rules, where in the view of the HKSE there is or there is likely to be a false market in our securities, we must, as soon as reasonably practicable after consultation with the HKSE, announce the information necessary to avoid a false market in our securities. In addition, according to the provisions of inside information under the Securities and Futures Ordinance of Hong Kong, we must, as soon as reasonably practicable after any inside information has come to our knowledge, disclose the information to the public. Inside information, in relation to a listed corporation, means specific information that—

(a) is about—

(i)	the corporation;

(ii)	a shareholder or officer of the corporation; or

(iii)	the listed securities of the corporation or their derivatives; and

(b) is not generally known to the persons who are accustomed or would be likely to deal in the listed securities of the corporation but would if generally known to them be likely to materially affect the price of the listed securities. Depending on the size of the transaction, we may also be required to disclose to our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

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

We are required to keep a register of our shareholders comprised of various parts, including one part which is to be maintained in Hong Kong in relation to holders of H shares. Shareholders have the right to inspect and, for a reasonable charge, to copy the share register. No transfers of ordinary shares will be recorded in our share register within thirty days prior to the date of a shareholders’ general meeting or within five days prior to the record date established for the purpose of distributing a dividend.

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

Dividends received by individuals during taxable years beginning on or before December 31, 2012 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 15%, so long as certain holding period requirements are met. Dividends received by individuals during taxable years beginning after December 31, 2012 from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 20%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

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

Subject to certain limitations, the Chinese tax withheld from dividends paid with respect to H shares or ADSs and paid over to China, as described above under “—The People’s Republic of China—Taxation of Dividends,” may be creditable against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% or 20%, U.S. federal income tax rate, as the case may be. A U.S. Holder of H shares or ADSs that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

We believe that we were in 2012, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2012, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

Medicare Taxes

Certain U.S. Holders that are individuals, estates or trusts are subject to an additional tax at the rate of 3.8% on all or a portion of their “net investment income”, which may include all or a portion of their income arising from a distribution with respect to an ADS or an H Share and gain upon the sale, exchange or other disposition of such ADS or H Share.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of ADSs or H Shares, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

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

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities to the extent specified in future IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns Form 8938, setting forth certain information with respect to such asset, if the aggregate value of all such assets exceeds the applicable reporting threshold. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include H Shares or ADSs if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of new filing requirements.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing a comparatively low interest rate environment in general. The PBOC reduced the benchmark deposit rate two times from the beginning of the year 2012 to the date of this annual report. If interest rates were to decline further in the future, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate. However, if interest rates were to increase, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but the CIRC did not raise the cap set by the CIRC on the rates we guarantee, sales of some of our products, including our non-participating investment type products, could be adversely affected.

For the years ended December 31, 2012, 2011 and 2010, our investment yield was 2.79%, 3.51% and 5.11% respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50%. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2012, 2011 and 2010.

	Expected Maturity Date
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	3,940	15,263	22,780	19,390	63,071	665,209	789,653	788,098
Average interest rate	4.78%	4.84%	4.57%	3.90%	4.79%	4.55%	4.56%
in US$	—	—	—	266	—	—	266	266
Average interest rate	—	—	—	10.25%	—	—	10.25%
in HK$	—	—	6	—	—	30	36	39
Average interest rate	—	—	5.38%	—	—	6.12%	5.99%
Variable rate bonds
in RMB	2,035	3,638	483	1,140	—	2,842	10,138	10,166
Average interest rate	5.21%	5.58%	5.57%	5.00%	—	4.36%	5.10%
in US$	1,886	—	—	—	—	—	1,886	1,886
Average interest rate	1.59%	—	—	—	—	—	1.59%
Term deposits
in RMB	82,367	58,850	164,300	151,600	173,685	600	631,402	631,402
Average interest rate	4.49%	4.39%	4.57%	5.25%	5.26%	5.25%	4.89%
in US$	9,678	—	—	—	—	—	9,678	9,678
Average interest rate	1.81%	—	—	—	—	—	1.81%
Liabilities
Securities sold under agreements to repurchase	68,499	—	—	—	—	—	68,499	68,499
Average interest rate	4.45%	—	—	—	—	—	4.45%
Investment contracts	1,760	5,509	1,260	591	599	56,920	66,639	65,074
Average interest rate	1.69%	1.94%	1.22%	2.54%	2.55%	2.58%	2.48%

	Expected Maturity Date
As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2012, 2011 and 2010.

	As of December 31,
	2010		2011		2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	195,918	195,918	181,880	181,880	164,742	164,742
Securities at fair value through profit or loss (held for trading)	2,249	2,249	2,459	2,459	7,916	7,916
Available-for-sale	193,669	193,669	179,421	179,421	156,826	156,826

A hypothetical 10% decline in the December 31, 2012, 2011 and 2010 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 792 million, RMB 246 million and RMB 225 million, respectively.

A hypothetical 10% decline in the December 31, 2012, 2011 and 2010 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 15,683 million, RMB 17,942 million and RMB 19,367 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. We recorded RMB 49 million (US$8 million) foreign exchange losses for the year ended December 31, 2012, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2012, 2011 and 2010.

	Expected Maturity Date
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	300	—	—	42	—	—	342	342
Average interest rate	1.59%	—	—	10.25%	—	—	2.66%
in HK$	—	—	8	—	—	36	44	49
Average interest rate	—	—	5.38%	—	—	6.12%	5.99%
Term deposits
in US$	1,540	—	—	—	—	—	1,540	1,540
Average interest rate	1.81%	—	—	—	—	—	1.81%
Cash and Cash equivalents
in US$	40	—	—	—	—	—	40	40
Average interest rate	0.05%	—	—	—	—	—	0.05%
in HK$	3,319	—	—	—	—	—	3,319	3,319
Average interest rate	0.01%	—	—	—	—	—	0.01%

	Expected Maturity Date
As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	300	—	—	28	—	328	328
Average interest rate	—	0.76%	—	—	10.25%	—	1.87%
in HK$	—	—	—	8	—	36	44	41
Average interest rate	—	—	—	5.38%	—	6.12%	5.99%
Term deposits
in US$	869	—	—	—	—	—	869	869
Average interest rate	6.85%	—	—	—	—	—	6.85%
Cash and Cash equivalents
in US$	6	—	—	—	—	—	6	6
Average interest rate	0.10%	—	—	—	—	—	0.10%
in HK$	291	—	—	—	—	—	291	291
Average interest rate	0.02%	—	—	—	—	—	0.02%

	Expected Maturity Date
As of December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	—	300	—	—	—	300	300
Average interest rate	—	—	1.11%	—	—	—	1.11%
in HK$	—	—	—	—	8	23	31	31
Average interest rate	—	—	—	—	5.38%	5.94%	5.79%
Term deposits
in US$	33	—	—	—	—	—	33	33
Average interest rate	3.26%	—	—	—	—	—	3.26%
Cash and Cash equivalents
in US$	1	—	—	—	—	—	1	1
Average interest rate	0.00%	—	—	—	—	—	0.00%
in HK$	230	—	—	—	—	—	230	230
Average interest rate	0.00%	—	—	—	—	—	0.00%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2012 to April 10, 2013.

Category of Expenses	Amount Reimbursed from January 1, 2012 to April 10, 2013
NYSE listing fees	US$	80,000.00
Legal fees	US$	323,385.37
Investor relations(1)	US$	1,716,556.45
Broker reimbursements(2)	US$	90,000.80
Total	US$	2,209,942.62

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2012.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is on page F-3 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Bruce Douglas Moore qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Moore is “independent” in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Moore was appointed as an independent non-executive director and a member of the audit committee of our Company in May 2009. For Mr. Moore’s biographical information, see “Item 6. Directors, Senior Management and Employees”.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2012 and 2011.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2012	63.90	—	—	—
2011	64.25	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements, review of interim financial statements, statutory audits of China Life.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2012, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On December 21, 2012, our board of directors resolved, as recommended by our audit committee, to propose to appoint Ernst & Young as the Company’s independent registered certified public accountant. At the first extraordinary general meeting of the Company held on February 19, 2013, the shareholders of the Company approved the appointment of Ernst & Young as the Company’s independent registered certified public accountant effective for the fiscal year ending December 31, 2013. PricewaterhouseCoopers was responsible for the audit work of the Company for the fiscal year ended December 31, 2012. We reported the change in our independent registered certified public accountant on Form 6-K filed with the SEC on February 19, 2013. The change was made due to relevant PRC rules issued by the MOF limiting the term of service of audit firms continuously engaged by a PRC financial institution.

The reports of PricewaterhouseCoopers on our consolidated financial statements for the past two fiscal years contain no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years, there have been no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.

During the two most recent fiscal years, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the above disclosure under this Item 16F to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 26, 2013, is filed as Exhibit 15.1.

During the two most recent fiscal years, neither we nor anyone on our behalf consulted Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Ernst & Young or a reportable event. Also, during the two most recent fiscal years, we have not obtained any written report or oral advice that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F, and the term “disagreement” shall be interpreted in accordance with Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F.

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

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only at least once a year. On October 26, 2012, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2012, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2012, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2012 filed with the CSRC that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. We have disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in our annual report under Form 20-F for fiscal year ended December 31, 2004 and are required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company may not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving the company. During his/her tenure at the company, he/she must file with the Shanghai Stock Exchange for record in advance any proposed transaction in the shares of the company in accordance with the relevant rules and regulations. In case of changes in shareholdings in the company, he/she shall report the changes on a timely basis to the company, which must then make relevant announcements on the website of the Shanghai Stock Exchange.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement Between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.7	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(6)

4.8	Property Leasing Agreement

4.9	Property Transfer Framework Agreement

4.10	Entrustment and Account Management Agreement for Corporate Annuity Fund(5)

4.11	Memorandum to Renew Entrustment and Account Management Agreement for Corporate Annuity Fund

4.12	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(6)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Letter from PricewaterhouseCoopers

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 29, 2010.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on April 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Wan Feng
Name: Wan Feng Title: President and Executive Director

Date: April 26, 2013

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

CHINA LIFE INSURANCE COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter—“the Group”) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of the 2012 Annual Report to shareholders. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Hong Kong, 27 March 2013

PricewaterhouseCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F:+852 2810 9888, www.pwchk.com

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2012

	Note	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
ASSETS
Property, plant and equipment	6	22,335	20,231
Investments in associates	7	28,991	24,448
Held-to-maturity securities	8.1	452,389	261,933
Loans	8.2	80,419	61,104
Term deposits	8.3	641,080	520,793
Statutory deposits-restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	506,416	562,948
Securities at fair value through profit or loss	8.6	34,035	23,683
Securities purchased under agreements to resell	8.7	894	2,370
Accrued investment income	8.8	28,926	22,946
Premiums receivable	10	8,738	8,253
Reinsurance assets	11	948	878
Other assets	12	18,140	12,182
Cash and cash equivalents		69,452	55,985

Total assets		1,898,916	1,583,907

The notes on pages F-13 to F-84 form .an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2012

	Note	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,384,537	1,199,373
Investment contracts	14	66,639	69,797
Policyholder dividends payable		44,240	46,368
Bonds payable	15	67,981	29,990
Securities sold under agreements to repurchase	16	68,499	13,000
Annuity and other insurance balances payable		16,890	11,954
Premiums received in advance		2,576	3,719
Other liabilities	17	16,435	13,968
Deferred tax liabilities	26	7,834	1,454
Current income tax liabilities		22	750
Statutory insurance fund	18	162	146

Total liabilities		1,675,815	1,390,519

Equity
Share capital	31	28,265	28,265
Reserves	32	112,428	83,371
Retained earnings		80,392	79,894

Attributable to equity holders of the Company		221,085	191,530

Non-controlling interests		2,016	1,858

Total equity		223,101	193,388

Total liabilities and equity		1,898,916	1,583,907

Approved and authorized for issue by the Board of Directors on 27 March 2013

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2012

	Note	2012 RMB million	2011 RMB million	2010 RMB million
REVENUES
Gross written premiums		322,742	318,252	318,229
Less: premiums ceded to reinsurers		(384)	(232)	(177)

Net written premiums		322,358	318,020	318,052
Net change in unearned premium reserves		(232)	256	36
Net premiums earned		322,126	318,276	318,088

Investment income	19	73,243	60,722	48,872
Net realised gains and impairment on financial assets	20	(26,876)	(11,208)	15,841
Net fair value (losses)/gains through profit or loss	21	(313)	337	280
Other income		3,305	2,772	2,757

Total revenues		371,485	370,899	385,838

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	22	(107,674)	(101,349)	(71,237)
Accident and health claims and claim adjustment expenses	22	(7,898)	(7,789)	(8,740)
Increase in insurance contracts liabilities	22	(184,990)	(181,579)	(199,655)
Investment contract benefits	23	(2,032)	(2,031)	(1,950)
Policyholder dividends resulting from participation in profits		(3,435)	(6,125)	(13,224)
Underwriting and policy acquisition costs		(27,754)	(27,434)	(27,256)
Finance costs	24	(2,575)	(873)	(304)
Administrative expenses		(23,283)	(21,549)	(20,285)
Other operating expenses		(3,304)	(3,275)	(3,351)
Statutory insurance fund contribution	18	(609)	(595)	(599)

Total benefits, claims and expenses		(363,554)	(352,599)	(346,601)

Share of profit of associates	7	3,037	2,213	1,771

Profit before income tax	25	10,968	20,513	41,008
Income tax	26	304	(2,022)	(7,197)

Net profit		11,272	18,491	33,811

Attributable to:
- equity holders of the Company		11,061	18,331	33,626
- non-controlling interests		211	160	185

Basic and diluted earnings per share	27	RMB0.39	RMB0.65	RMB1.19

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2012

	Note	2012 RMB million	2011 RMB million	2010 RMB million
Other comprehensive income
Fair value gains/(losses) on available-for-sale securities		8,864	(45,576)	(13,666)
Amount transferred to net profit from other comprehensive income		26,876	11,054	(15,763)
Portion of fair value (losses)/ gains on available-for-sale securities attributable to participating policyholders		(2,635)	2,521	7,983
Share of other comprehensive income of associates		167	(201)	(131)
Others		—	(1)	(1)
Income tax relating to components of other comprehensive income	26	(8,265)	7,989	5,362

Other comprehensive income for the year		25,007	(24,214)	(16,216)

Total comprehensive income for the year		36,279	(5,723)	17,595

Attributable to:
- equity holders of the Company		36,056	(5,874)	17,423
- non-controlling interests		223	151	172

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2012

	Attributable to equity holders
	of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non- controlling interests RMB million	Total RMB million
	(Note 31)	(Note 32)
As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	33,626	185	33,811
Other comprehensive income	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Transactions with owners
Appropriation to reserve (Note 32)	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with equity holders	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2012

	Attributable to equity holders of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
	(Note 31)	(Note 32)
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Transactions with owners
Appropriation to reserve (Note 32)	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2012

	Attributable to equity holders
	of the Company
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	Non-controlling interests RMB million	Total RMB million
	(Note 31)	(Note 32)
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserve (Note 32)	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with equity holders	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2012

	2012	2011	2010
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	10,968	20,513	41,008
Adjustments for:
Investment income	(73,243)	(60,722)	(48,872)
Net realised and unrealised gains and impairment on financial assets	27,189	10,871	(16,121)
Insurance contracts	185,106	181,184	199,978
Depreciation and amortisation	1,949	1,909	1,802
Amortisation of premiums and discounts	—	1	(5)
Loss on foreign exchange	49	547	392
Share of profit of associates	(3,037)	(2,213)	(1,771)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(10,152)	(14,196)	(809)
Receivables and payables	(4,434)	(925)	13,056
Income tax paid	(3,675)	(3,456)	(10,236)
Interest received—Securities at fair value through profit or loss	833	404	135
Dividends received—Securities at fair value through profit or loss	629	36	43

Net cash inflow from operating activities	132,182	133,953	178,600

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	51,281	32,676	38,245
Maturities of debt securities	5,277	24,530	8,199
Sales of equity securities	105,519	98,639	133,111
Property, plant and equipment	218	258	240
Purchases:
Debt securities	(228,296)	(116,000)	(74,324)
Equity securities	(70,557)	(132,294)	(171,379)
Property, plant and equipment	(5,293)	(5,108)	(4,849)
Additional capital contribution to associates	(1,339)	(1,600)	(2,999)
Increase in term deposits, net	(120,287)	(79,208)	(96,602)
Increase/(decrease) in securities purchased under agreements to resell, net	1,476	(2,370)	89
Interest received	61,410	49,976	38,873
Dividends received	4,768	4,874	5,321
Increase in policy loan, net	(7,572)	(8,344)	(10,146)
Other	(409)	380	284

Net cash outflow from investing activities	(203,804)	(133,591)	(135,937)

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2012

	2012	2011	2010
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	55,499	(10,065)	(10,488)
Interest paid	(1,832)	(570)	(297)
Dividends paid to the Company’s equity holders	(6,501)	(11,306)	(19,785)
Dividends paid to non-controlling interests	(65)	(58)	(111)
Proceeds from issuance of subordinated debt	37,988	29,990	—

Net cash inflow/(outflow) from financing activities	85,089	7,991	(30,681)

Foreign currency losses on cash and cash equivalents	—	(222)	(325)
Net increase in cash and cash equivalents	13,467	8,131	11,657
Cash and cash equivalents
Beginning of year	55,985	47,854	36,197

End of year	69,452	55,985	47,854

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	69,448	52,001	45,143
Short-term bank deposits	4	3,984	2,711

The notes on pages F-13 to F-84 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company ( “CLIC” , formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 27 March 2013.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	Standards, amendments and interpretations effective in 2012

The following revised amendment is mandatory for the first time for the financial year beginning on 1 January 2012.

Amendment	Content	Effective for annual period beginning on or after
IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011

The adoption of IAS 12 Amendment has no impact on the operating results, financial position or comprehensive income of the Group.

The adoption of IFRS 7 Amendment has no material impact on the Group’s annual financial information.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2012

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2012.

Standard/Amendment	Content	Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Financial Statements: Other Comprehensive Income	1 July 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 9, IFRS 9 Amendments and IFRS 7 Amendment	Financial Instruments and Financial Instruments: Disclosures	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS10, IFRS11, IFRS12 Amendments	Transition Guidance	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

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

IFRS 7 Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2012 (continued)

The five standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

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

IFRS10, IFRS11, IFRS12 Amendments provide additional transition relief to IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company respectively.

In addition, “Annual Improvements 2011” was issued in May 2012. These annual improvements process was established to make non-urgent but necessary amendments to IFRSs. The amendments in “Annual Improvements 2011” are effective for annual periods beginning on or after 1 January 2013. No amendment was early adopted by the Group and no material changes to accounting policies are expected as a result of these improvements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

Except for China Life Franklin Asset Management Company Limited, the functional currency of the Group is RMB. The presentation currency of Consolidate Statement of the Group is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

Available-for-sale securities and securities at fair value through profit or loss are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains or losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortized cost are included in net profit in the period in which they arise. The remaining unrealised gains or losses arising from changes in the fair value of available-for-sale debt securities and unrealised gains or losses arising from changes in the fair value of available-for-sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

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

FOR THE YEAR ENDED 31 DECEMBER 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.b	Recognition and measurement (continued)

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

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

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to:

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

(a)

The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	Additional non-guaranteed benefits, such as policyholder dividends;

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

(b)

Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortized over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8.2	Insurance contracts (continued)

2.8.2.b	Liability adequacy test

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8.3	Investment contracts

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) over period service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

The impact of the various assumptions and their changes is described in Note 13.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	Risk Management (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2012		2011
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Hong Ying Participating Endowment (a)	49,397	16.13%	56,000	18.52%
Hong Tai Participating Endowment (b)	34,020	11.11%	58,432	19.32%
Kang Ning Whole Life (c)	26,640	8.70%	27,696	9.16%
Mei Man Yi Sheng Participating Endowment (d)	20,972	6.85%	23,932	7.91%
Hong Feng Participating Endowment (e)	3,129	1.02%	6,096	2.02%
Others (f)	172,152	56.19%	130,294	43.07%

Total	306,310	100.00%	302,450	100.00%

Insurance benefits expenses of long-term insurance contracts
Hong Ying Participating Endowment (a)	317	0.47%	168	0.26%
Hong Tai Participating Endowment (b)	124	0.19%	35	0.05%
Kang Ning Whole Life (c)	3,165	4.73%	2,987	4.61%
Mei Man Yi Sheng Participating Endowment (d)	2,778	4.15%	2,875	4.43%
Hong Feng Participating Endowment (e)	42,182	63.00%	40,856	63.02%
Others (f)	18,391	27.46%	17,914	27.63%

Total	66,957	100.00%	64,835	100.00%

	As at 31 December 2012		As at 31 December 2011
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Hong Ying Participating Endowment (a)	158,752	11.54%	113,038	9.5%
Hong Tai Participating Endowment (b)	86,195	6.27%	54,300	4.56%
Kang Ning Whole Life (c)	149,034	10.83%	127,258	10.69%
Mei Man Yi Sheng Participating Endowment (d)	98,651	7.17%	80,768	6.78%
Hong Feng Participating Endowment (e)	174,634	12.70%	218,519	18.36%
Others (f)	708,238	51.49%	596,603	50.11%

Total	1,375,504	100.00%	1,190,486	100.00%

(a)

Hong Ying is long-term individual participating endowment insurance contract with options for single premium or regular premium of 3 years, 5 years or 10 years, designed for healthy policyholders of age between 30-day-old and 70-year-old. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured or basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured or 300% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured or 200% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(b)

Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day-old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured or basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

(c)

Kang Ning Whole Life is long-term individual whole life insurance contract with options for single premium or regular premium of 10 years or 20 years. Its maximum critical illness benefit is paid at 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(d)

Mei Man Yi Sheng is long-term individual participating endowment insurance contract with options for regular premium of 3 years, 5 years, 8 years or 12 years, designed for healthy policyholders of age between 30-day-old and 60-year-old. The insured can be benefited up to age of 75. Annuity is paid at 1% of basic sum insured multiplied by number of year of premium payments. Maturity benefit is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first 2 years is paid at premium received (without interest). Accident death or disease death after first 2 years is paid at 110% of basic sum insured multiplied by number of year of premium payments.

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

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB11,319 million or RMB11,901 million (2011: RMB10,462 million or RMB10,976 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB5,683 million or RMB6,022 million (2011: RMB5,896 million or RMB6,249 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB37,263 million or RMB42,574 million (2011: RMB29,124million or RMB33,545 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB159 million lower or higher, respectively (2011: RMB159 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking into account reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2008	2009	2010	2011	2012	Total
Current year	7,725	8,102	8,826	8,002	8,056
1 year later	7,591	8,291	8,967	8,279
2 years later	7,411	8,063	8,640
3 years later	7,411	8,063
4 years later	7,411

Estimated accumulated claims expenses	7,411	8,063	8,640	8,279	8,056	40,449

Accumulated claims expenses paid	(7,411)	(8,063)	(8,640)	(7,830)	(5,427)	(37,371)

Unpaid claims expenses	—	—	—	449	2,629	3,078

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2008	2009	2010	2011	2012	Total
Current year	7,671	8,018	8,741	7,889	7,916
1 year later	7,538	8,205	8,879	8,161
2 years later	7,360	7,979	8,557
3 years later	7,360	7,979
4 years later	7,360

Estimated accumulated claims expenses	7,360	7,979	8,557	8,161	7,916	39,973

Accumulated claims expenses paid	(7,360)	(7,979)	(8,557)	(7,720)	(5,333)	(36,949)

Unpaid claims expenses	—	—	—	441	2,583	3,024

4.2	Financial risk

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

At 31 December 2012, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB1,844 million (2011: RMB1,712 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB10,291 million (2011: RMB16,995 million) lower or RMB7,238 million (2011: RMB16,995 million) higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

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

At 31 December 2012, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB792 million (2011: RMB124 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB9,568 million (2011: RMB17,942 million) higher or RMB13,047 million (2011: RMB17,942 million) lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group is exposed to foreign exchange rate risk arising primarily with respect to financial assets denominated in US dollar or HK dollar.

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2012 and 2011, expressed in RMB equivalent:

As at 31 December 2012	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	2,757	2,757
Debt securities
- Held-to-maturity securities	1,886	36	1,922
- Available-for-sale securities	266	—	266
Term deposits	9,678	—	9,678
Cash and cash equivalents	251	2,691	2,942

Total	12,081	5,484	17,565

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2011	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	4,783	4,783
Debt securities
- Held-to-maturity securities	1,890	36	1,926
- Available-for-sale securities	175	—	175
Term deposits	5,476	—	5,476
Cash and cash equivalents	4,108	237	4,345

Total	11,649	5,056	16,705

As at 31 December 2012, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,481 million (2011: RMB1,192 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the available-for-sale equity securities included in the table above. The actual exchange loss in year 2012 was RMB49 million (2011: RMB547 million).

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

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2012 and 2011.

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

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2012, 99.9% (as at 31 December 2011: 99.8%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2012, 99.7% (as at 31 December 2011: 99.6% ) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2012, 99.8% (as at 31 December 2011: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC. The Group’s debt investment plans, presented as other loans, are supported by fiscal income in budget of Central Government or third party guarantee. The Group believes these commercial banks and CSDCC have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, and cash equivalents will not cause material impact on the Group’s consolidated financial statements as at 31 December 2012 and 2011.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2012 and 2011.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2012	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later Than 5 years
Financial assets
Contractual cash inflows
Equity securities	164,748	164,748	—	—	—	—
Debt securities	828,075	—	45,520	116,994	161,960	1,007,416
Loans	80,419	—	42,174	8,237	12,713	32,487
Term deposits	641,080	—	107,139	273,690	351,527	603
Statutory deposits-restricted	6,153	—	4,167	419	2,181	—
Securities purchased under agreements to resell	894	—	894	—	—	—
Accrued investment income	28,926	—	28,926	—	—	—
Premiums receivable	8,738	—	8,738	—	—	—
Cash and cash equivalent	69,434	—	69,434	—	—	—

Subtotal	1,828,467	164,748	306,992	399,340	528,381	1,040,506

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,384,537	—	30,970	70,702	192,336	2,062,150
Investment contracts	66,604	—	16,053	18,294	11,325	45,846
Contractual cash outflows
Securities sold under agreements to repurchase	68,499	—	68,499	—	—	—
Annuity and other insurance balances payable	16,890	—	16,890	—	—	—
Bonds payable	67,981	—	2,077	6,848	73,198	—

Subtotal	1,604,511	—	134,489	95,844	276,859	2,107,996

Net cash inflows/(outflows)	223,956	164,748	172,503	303,496	251,522	(1,067,490)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4.	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

	Carrying amount	Without maturity	Contractual and expected cash flows (undiscounted)
As at 31 December 2011			No later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	181,869	181,869	—	—	—	—
Debt securities	666,652	—	36,819	89,304	103,078	821,211
Loans	61,104	—	34,056	3,653	9,623	26,278
Term deposits	520,793	—	59,279	181,522	341,592	23,506
Statutory deposits-restricted	6,153	—	2,026	4,202	324	—
Securities purchased under agreements to resell	2,370	—	2,370	—	—	—
Accrued investment income	22,946	—	22,946	—	—	—
Premiums receivable	8,253	—	8,253	—	—	—
Cash and cash equivalent	55,971	—	55,971	—	—	—

Subtotal	1,526,111	181,869	221,720	278,681	454,617	870,995

Financial and insurance liabilities
Expected cash outflows/(inflows)
Insurance contracts	1,199,373	—	(29,343)	74,813	162,936	1,912,073
Investment contracts	69,740	—	15,652	18,800	11,909	47,107
Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	13,000	—	13,000	—	—	—
Annuity and other insurance balances payable	11,954	—	11,954	—	—	—
Bonds Payable	29,990	—	1,347	3,300	33,300	—

Subtotal	1,324,057	—	12,610	96,913	208,145	1,959,180

Net cash inflows/(outflows)	202,054	181,869	209,110	181,768	246,472	(1,088,185)

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

The liquidity analysis above does not include policy holder dividends payable amounting to RMB44,240 million as at 31 December 2012 (2011: RMB46,368 million). At 31 December 2012, declared dividends of RMB34,081 million (2011: RMB37,451 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

Although all investment contracts with DPF, insurance contracts without DPF and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB47,601 million, RMB6,961 million and RMB11,520 million, respectively for the period ended 31 December 2012 (2011: RMB51,678 million, RMB4,342 million and RMB13,191 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. In 2012, the Group issued subordinated debt to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable law and approvals from regulatory authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 8.4, Note 32 and Note 18 respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Actual capital	176,024	113,685
Minimum capital	74,718	66,826
Solvency ratio	236%	170%

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

FOR THE YEAR ENDED 31 DECEMBER 2012

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

At 31 December 2012, investments classified as Level 1 comprise approximately 37.01% of financial assets measured at fair value. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at balance sheet date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund companies on each trading date. The Company adopted the unadjusted net asset value of the funds at balance sheet dates as their fair market value and classified the investments as Level 1.

At 31 December 2012, investments classified as Level 2 comprise approximately 62.24% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or from valuation service providers.

At 31 December 2012, investments classified as Level 3 comprise approximately 0.75% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

For the years ended 31 December 2012 and 2011, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value.

For the accounting policies regarding the determination of fair values of financial assets and financial liabilities, see Note 3.2.

The following table presents the Group’s financial assets and liabilities measured at fair value at 31 December 2012:

	Level 1	Level 2	Level 3	Total balance
	RMB million	RMB million	RMB million	RMB million
Financial assets
Available-for-sale securities
–Equity securities	150,874	2,303	3,649	156,826
–Debt securities	28,218	321,071	301	349,590
Securities at fair value through profit or loss
–Equity securities	7,798	33	85	7,916
–Debt securities	13,144	12,975	—	26,119

Total assets	200,034	336,382	4,035	540,451

Financial liabilities
Investment contracts at fair value through profit or loss	(35)	—	—	(35)

Total liabilities	(35)	—	—	(35)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2012:

	Available-for-sale Securities		Securities at fair value through profit or loss	Total assets
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	301	2,437	—	2,738
Purchases	—	1,234	—	1,234
Transfer into Level 3	—	65	78	143
Fair value changes recognised in equity	—	77	—	77
Fair value changes recognised in profit	—	(164)	7	(157)

Closing balance	301	3,649	85	4,035

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s financial assets and liabilities measured at fair value at 31 December 2011:

	Level 1	Level 2	Level 3	Total balance
	RMB million	RMB million	RMB million	RMB million
Financial assets
Available-for-sale securities
–Equity securities	174,987	1,997	2,437	179,421
–Debt securities	30,465	352,761	301	383,527
Securities at fair value through profit or loss
–Equity securities	2,459	—	—	2,459
–Debt securities	8,687	12,537	—	21,224

Total assets	216,598	367,295	2,738	586,631

Financial liabilities
Investment contracts at fair value through profit or loss	(57)	—	—	(57)

Total liabilities	(57)	—	—	(57)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2011:

	Available-for-sale Securities
	Debt securities	Equity securities	Total assets
	RMB million	RMB million	RMB million
Opening balance	301	1,384	1,685
Purchases	—	1,011	1,011
Transferred into Level 3	—	50	50
Fair value changes recognised in equity	—	(8)	(8)

Closing balance	301	2,437	2,738

In 2012 and 2011, the instruments valued under Level 3 above did not have material impact to the profit of the Group and there have been no significant transfers between Level 1 and Level 2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

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

(iv)	Other business (Other)

Other business relates primarily to income (Note 30) and allocated cost of insurance agency business in respect of the provision of services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Other” segment directly. Income tax is not allocated.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2012
	Individual life	Group life	Short -term	Other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	305,841	469	16,432	—	—	322,742

- Term Life	2,616	413	—	—	—
- Whole Life	37,594	53	—	—	—
- Endowment	227,770	—	—	—	—
- Annuity	37,861	3	—	—	—

Net premiums earned	305,732	465	15,929	—	—	322,126
Investment income	69,407	3,043	481	312	—	73,243
Net realised gains and impairment on financial assets	(25,466)	(1,116)	(169)	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	6	—	(313)
Other income	402	343	—	3,356	(796)	3,305

Including: inter-segment revenue	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	(1,844)	—	(23,283)
Other operating expenses	(2,795)	(130)	(593)	(582)	796	(3,304)

Including: Inter-segment expenses	(758)	(33)	(5)	—	796	—

Statutory insurance fund contribution	(477)	(18)	(114)	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	3,037	—	3,037

Segment results	7,450	(216)	191	3,543	—	10,968

Income tax						304

Net profit						11,272

Attributable to
- equity holders of the Company						11,061
- non-controlling interests						211
Unrealised gains from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	59	—	24,995
Depreciation and amortisation	1,480	54	355	60	—	1,949

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

5	SEGMENT INFORMATION (continued)

	As at 31 December 2012
	Individual life	Group life	Short - term	Other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	5,599	—	1,819,764
Other	758	—	155	28,991	—	29,904

Segment assets	1,729,227	73,986	11,865	34,590	—	1,849,668

Unallocated
Property, plant and equipment						22,335
Other						26,913

Total						1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	68,499
Other	64,913	3,107	449	—	—	68,469

Segment liabilities	1,516,527	61,683	9,934	—	—	1,588,144

Unallocated
Other						87,671

Total						1,675,815

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2011
	Individual life	Group life	Short -term	Other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252

- Term Life	2,299	333	—	—	—
- Whole Life	37,934	85	—	—	—
- Endowment	221,925	—	—	—	—
- Annuity	39,854	20	—	—	—

Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised gains and impairment on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772

Including: inter-segment revenue	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)

Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—

Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
- equity holders of the Company						18,331
- non-controlling interests						160
Unrealised losses from available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)
Depreciation and amortisation	1,409	49	380	71	—	1,909

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

5	SEGMENT INFORMATION (continued)

	As at 31 December 2011
	Individual life	Group life	Short -term	Other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2010
	Individual life	Group life	Short- term	Other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229

- Term Life	1,964	287	—	—	—
- Whole Life	37,783	165	—	—	—
- Endowment	220,505	—	—	—	—
- Annuity	42,529	21	—	—	—

Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through profit or loss	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757

Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Finance costs	(277)	(17)	(3)	(7)	—	(304)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,440)	(816)	(492)	(287)	684	(3,351)

Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—

Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of profit of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax						(7,197)

Net profit						33,811

Attributable to
- equity holders of the Company						33,626
- non-controlling interests						185
Unrealised losses from available-for-sale securities included in equity holder’s equity	(15,088)	(892)	(148)	(75)	—	(16,203)
Depreciation and amortisation	1,418	40	283	61	—	1,802

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

6	PROPERTY, PLANT AND EQUIPMENT

	2012
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)
Cost
As at 1 January 2012	18,722	5,739	1,639	3,082	936	30,118
Transfers upon completion	551	15	—	(732)	166	—
Additions	47	914	186	2,812	4	3,963
Disposals	(73)	(386)	(294)	(36)	(26)	(815)

As at 31 December 2012	19,247	6,282	1,531	5,126	1,080	33,266

Accumulated depreciation
As at 1 January 2012	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)
Charge for the year	(729)	(696)	(156)	—	(141)	(1,722)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,265)	(3,973)	(932)	—	(736)	(10,906)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	14,126	2,107	597	3,082	319	20,231

As at 31 December 2012	13,957	2,309	599	5,126	344	22,335

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

6	PROPERTY, PLANT AND EQUIPMENT (Continued)

	2011
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)
Cost
As at 1 January 2011	17,471	5,359	1,809	2,080	864	27,583
Transfers upon completion	1,233	3	—	(1,322)	86	—
Additions	72	574	126	3,251	13	4,036
Disposals	(54)	(197)	(296)	(927)	(27)	(1,501)

As at 31 December 2011	18,722	5,739	1,639	3,082	936	30,118

Accumulated depreciation
As at 1 January 2011	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)
Charge for the year	(684)	(727)	(169)	—	(146)	(1,726)
Disposals	9	174	264	—	25	472

As at 31 December 2011	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,546	2,280	672	2,080	368	18,946

As at 31 December 2011	14,126	2,107	597	3,082	319	20,231

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

7	INVESTMENTS IN ASSOCIATES

	2012 RMB million	2011 RMB million
As at 1 January	24,448	20,892
Investment in associates (i)	1,339	1,600
Scrip dividend from associates (ii)	182	91
Share of profit	3,037	2,213
Other equity movements	167	(201)
Dividend received	(182)	(147)

As at 31 December	28,991	24,448

(i)	On 26 December 2012, the Company purchased 35% of shares of COFCO Futures Co., Ltd. (“COFCO Futures”) at the total cost of RMB1,339 million.
(ii)

A dividend payable in cash with a scrip dividend alternative in respect of the 2011 final dividend of HKD0.1 per ordinary share was approved and declared by Sino-Ocean Land Holdings Limited (“Sino-Ocean”) at the Annual General Meeting on 11 May 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 22 May 2012, under which each shareholder may elect to receive the 2011 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB113 million on 28 June 2012 with a corresponding increase in the carry value of investments in associates.

A dividend payable in cash with a scrip dividend alternative in respect of the 2012 interim dividend of HKD0.06 per ordinary share was approved and declared by Sino-Ocean at Board Meeting on 16 August 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 12 September 2012, under which each shareholder may elect to receive the 2012 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB69 million on 17 October 2012 with a corresponding increased in the carry value of investments in associates.

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2012, the stock price of Sino-Ocean was HKD5.79 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2012 and revenue and profit after tax for the year ended are as followings:

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

7	INVESTMENTS IN ASSOCIATES (continued)

Share of assets and liabilities of associates

Name	Country of incorporation	Interest held	Assets RMB million	Liabilities RMB million
China Guangfa Bank (“CGB”)	PRC	20.00%	236,676	220,924
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%	12,129	9,182
Sino-Ocean	Hong Kong, PRC	24.85%	30,387	21,435
COFCO Futures	PRC	35.00%	2,996	1,656

Total as at 31 December 2012			282,188	253,197

CGB	PRC	20.00%	186,843	173,255
CLP&C	PRC	40.00%	8,962	6,370
Sino-Ocean	Hong Kong, PRC	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

Share of revenue and profit after tax of associates

Name	Revenue RMB million	Profit after tax RMB million
CGB	6,221	2,244
CLP&C	7,981	150
Sino-Ocean	7,122	642
COFCO Futures	5	1

Total for the year ended 31 December 2012	21,329	3,037

CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Debt securities
Government bonds	96,097	87,451
Government agency bonds	111,759	89,631
Corporate bonds	83,084	6,437
Subordinated bonds/debts	161,449	78,414

Total	452,389	261,933

Debt securities
Listed in mainland, PRC	41,927	34,006
Listed in Hong Kong, PRC	12	12
Listed in Singapore	18	18
Unlisted	410,432	227,897

Total	452,389	261,933

The estimated fair value of listed held-to-maturity securities was RMB43,313 million as at 31 December 2012 (31 December 2011: RMB35,842 million).

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

Debt securities - Contractual maturity schedule	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	2,234	1,428
After one year but within five years	55,079	25,324
After five years but within ten years	91,426	52,080
After ten years	303,650	183,101

Total	452,389	261,933

8.2	Loans

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Policy loans	39,893	32,321
Other loans(i)	40,526	28,783

Total	80,419	61,104

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Maturing:
Within one year	39,893	32,321
After one year but within five years	10,036	6,270
After five years but within ten years	30,490	22,513

Total	80,419	61,104

(i)	Other loans are debt investment plans.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

8	FINANCIAL ASSETS (continued)

8.3	Term deposits

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Maturing:
Within one year	92,045	44,876
After one year but within five years	548,435	453,117
After five years but within ten years	600	22,800

Total	641,080	520,793

8.4	Statutory deposits-restricted

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Contractual maturity schedule
Within one year	3,933	1,820
After one year but within five years	2,220	4,333

Total	6,153	6,153

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Debt securities
Government bonds	42,946	60,325
Government agency bonds	135,870	148,539
Corporate bonds	139,286	125,407
Subordinated bonds/debts	31,488	49,256

Subtotal	349,590	383,527

Equity securities
Funds	57,019	84,767
Common stocks	96,361	93,384
Other	3,446	1,270

Subtotal	156,826	179,421

Total	506,416	562,948

Debt securities
Listed in mainland, PRC	34,844	31,642
Listed in Singapore	266	175
Unlisted	314,480	351,710

Subtotal	349,590	383,527

Equity securities
Listed in mainland, PRC	102,379	97,633
Listed in Hong Kong, PRC	2,757	4,783
Unlisted	51,690	77,005

Subtotal	156,826	179,421

Total	506,416	562,948

Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds.

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

Debt securities	As at 31 December 2012	As at 31 December 2011
- contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	5,627	4,191
After one year but within five years	70,959	46,199
After five years but within ten years	137,962	138,659
After ten years	135,042	194,478

Total	349,590	383,527

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through profit or loss

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Debt securities
Government bonds	1,697	589
Government agency bonds	6,291	4,285
Corporate bonds	18,131	16,350

Subtotal	26,119	21,224

Equity securities
Funds	2,188	290
Common stocks	5,728	2,169

Subtotal	7,916	2,459

Total	34,035	23,683

Debt securities
Listed in mainland, PRC	5,501	5,830
Unlisted	20,618	15,394

Subtotal	26,119	21,224

Equity securities
Listed in mainland, PRC	6,096	2,279
Unlisted	1,820	180

Subtotal	7,916	2,459

Total	34,035	23,683

Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds.

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

8.7	Securities purchased under agreements to resell

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Maturing:
Within thirty days	894	1,572
After 30 days but within 90 days	—	798

Total	894	2,370

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

8.8	Accrued investment income

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Bank deposits	16,478	12,985
Debt securities	11,642	9,394
Others	806	567

Total	28,926	22,946

Current	28,926	22,946
Non-current	—	—

Total	28,926	22,946

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value(i)
	As at 31 December 2012	As at 31 December 2011	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities	452,389	261,933	450,865	264,385
Loans	80,419	61,104	80,419	61,104
Term deposits	641,080	520,793	641,080	520,793
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	506,416	562,948	506,416	562,948
Securities at fair value through profit or loss	34,035	23,683	34,035	23,683
Securities purchased under agreement to resell	894	2,370	894	2,370
Cash and cash equivalents	69,452	55,985	69,452	55,985
Investment contracts (ii)	(66,639)	(69,797)	(65,074)	(68,580)
Securities sold under agreements to repurchase	(68,499)	(13,000)	(68,499)	(13,000)
Bonds payable	(67,981)	(29,990)	(68,000)	(30,000)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)

The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE

As at 31 December 2012, the carrying value of premiums receivable within one year is RMB8,735 million (As at 31 December 2011: RMB8,253 million).

11	REINSURANCE ASSETS

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Long-term insurance contracts ceded (Note 13)	758	730
Due from reinsurance companies	35	27
Ceded unearned premiums (Note 13)	101	76
Claims recoverable from reinsurers (Note 13)	54	45

Total	948	878

Current	190	148
Non-current	758	730

Total	948	878

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

12	OTHER ASSETS

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Land use rights	6,330	6,381
Due from CLIC (Note 30(f))	560	596
Automated policy loan	1,787	1,450
Tax refundable	6,563	2,182
Others	2,900	1,573

Total	18,140	12,182

Current	11,794	5,788
Non-current	6,346	6,394

Total	18,140	12,182

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

13	INSURANCE CONTRACTS

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

Discount rate assumptions
As at 31 December 2012	4.80%~5.00%
As at 31 December 2011	4.50%~5.00%

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

Discount rate assumptions
As at 31 December 2012	3.12%~5.61%
As at 31 December 2011	2.65%~5.66%

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

FOR THE YEAR ENDED 31 DECEMBER 2012

13	INSURANCE CONTRACTS (continued)

(a) Process used to decide on assumptions (continued)

(iii) Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2012	37.0~45.0	0.85%~0.90%	14.0	0.90%
As at 31 December 2011	37.0~45.0	0.85%~0.90%	14.0	0.90%

(iv) The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information obtained at the end of each reporting period.

The method used to determine risk margin has been consistently applied. The Company considers risk margin for each of the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Company considers historical experience, future expectations and other factors. Risk margin is determined by the Company and does not include any elements imposed by regulators.

(v) The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

(b) Net liabilities of insurance contracts

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Gross
Long-term insurance contracts	1,375,504	1,190,486
Short-term insurance contracts
- claims and claim adjustment expenses	3,078	3,189
- unearned premiums	5,955	5,698

Total, gross	1,384,537	1,199,373

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(758)	(730)
Short-term insurance contracts
- claims and claim adjustment expenses (Note 11)	(54)	(45)
- unearned premiums (Note 11)	(101)	(76)

Total, ceded	(913)	(851)

Net
Long-term insurance contracts	1,374,746	1,189,756
Short-term insurance contracts
- claims and claim adjustment expenses	3,024	3,144
- unearned premiums	5,854	5,622

Total, net	1,383,624	1,198,522

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

13	INSURANCE CONTRACTS (continued)

(c) Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	2012 RMB million	2011 RMB million
- Notified claims	354	326
- Incurred but not reported	2,835	2,978

Total as at 1 January—Gross	3,189	3,304

Cash paid for claims settled in year
- Cash paid for current year claims	(5,427)	(5,436)
- Cash paid for prior year claims	(2,691)	(2,594)
Claims incurred in year
- Claims arising in current year	8,056	8,002
- Claims arising in prior years	(49)	(87)

Total as at 31 December—Gross	3,078	3,189

- Notified claims	202	354
- Incurred but not reported	2,876	2,835

Total as at 31 December —Gross	3,078	3,189

The table below presents movements in unearned premium reserves:

	Gross	2012 RMB million Ceded	Net	Gross	2011 RMB million Ceded	Net
As at 1 January	5,698	(76)	5,622	5,935	(57)	5,878
Increase	5,955	(101)	5,854	5,698	(76)	5,622
Release	(5,698)	76	(5,622)	(5,935)	57	(5,878)

As at 31 December	5,955	(101)	5,854	5,698	(76)	5,622

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

13	INSURANCE CONTRACTS (continued)

(d) Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2012 RMB million	2011 RMB million
As at 1 January	1,190,486	1,008,896
Premiums	306,309	302,450
Release of liabilities (i)	(182,271)	(174,189)
Accretion of interest	58,259	47,090
Change in assumptions
-Change in discount rates	(548)	4,100
-Change in other assumptions (ii)	230	(832)
Other movements	3,039	2,971

As at 31 December	1,375,504	1,190,486

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

During the year ended 31 December 2012, change in other assumptions is mainly caused by change in mortality assumptions of certain products, which increased insurance liability by RMB229 million. This change reflected the Group’s most recent historical mortality experience and future expectations as at reporting date. No significant changes made to other assumptions. During the year ended 31 December 2011, change in other assumptions is mainly caused by change in lapse rates assumptions of certain products, which decreased insurance liability by RMB848 million. This change reflected the Group’s most recent creditable past experience and future expectations as at reporting date. No significant changes made to other assumptions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

14	INVESTMENT CONTRACTS

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Investment contracts with DPF at amortised cost	47,977	52,072
Investment contracts without DPF
- At amortised cost	18,627	17,668
- Designated as at fair value through profit or loss	35	57

Total	66,639	69,797

The table below presents movements of investment contracts with DPF:

	2012 RMB million	2011 RMB million
As at 1 January	52,072	50,839
Deposits received	6,424	6,981
Deposits withdrawn, payments on death and other benefits	(11,868)	(7,089)
Policy fees deducted from account balances	(30)	(59)
Interest credited	1,379	1,400

As at 31 December	47,977	52,072

15	Bonds payable

As at 31 December 2012, all bonds payable were with total carrying value of RMB67,981 million (as of 31 December 2011: RMB29,990 million) and the par value of RMB68,000 million (as of 31 December 2011: RMB30,000 million).

			As at 31 December 2012	As at 31 December 2011
			Par Value
Issue date	Maturity date	Annual Interest rate	RMB million	RMB million
26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	—
5 November 2012	5 November 2022	4.58%	10,000	—

Total			68,000	30,000

The Company issued 3 subordinated debts with maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58% issued on 26 October 2011, 29 June 2012 and 5 November 2012, respectively. The Company has the right to call the subordinated debts at par at the end of the fifth year since issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be 7.50%, 6.70% and 6.58% issuance on 26 October 2011, 29 June 2012 and 5 November 2012, respectively.

Subordinated debts are measured at amortized cost as described in Note 2.10.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

16	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Interbank market	68,499	11,500
Stock Exchange market	—	1,500
Total	68,499	13,000
Maturing:
Within thirty days	64,499	13,000
After thirty but within ninety days	—	—
After ninety days	4,000	—

Total	68,499	13,000

As of 31 December 2012, bonds with carrying value of RMB70,515 million (as of 31 December 2011: RMB13,305 million) were pledged as collateral for securities sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market.

For debt repurchase transactions through stock exchange, the Group and the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to stock exchange’s regulation which should be no less than the balance of related repurchase transaction. As of 31 December 2011, the carrying value of securities deposited in the collateral pool was RMB1,569 million. The collateral is restricted from trading during the period of the repurchase transaction.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

17	OTHER LIABILITIES

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Salary and welfare payable	4,035	4,207
Interest payable to policyholder	3,492	2,523
Commission and brokerage payable	2,459	1,871
Interest payable of subordinated debts	1,044	303
Stock appreciation rights (Note 28)	841	569
Payable to constructors	761	449
Agent deposits	686	666
Tax payable	403	393
Others	2,714	2,987

Total	16,435	13,968

Current	16,435	13,968
Non-current	—	—

Total	16,435	13,968

18	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

19	INVESTMENT INCOME

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Debt securities
– held-to-maturity securities	15,194	10,691	10,538
– available-for-sale securities	16,219	16,935	14,962
– at fair value through profit or loss	911	449	86
Equity securities
– available-for-sale securities	4,773	4,876	5,211
– at fair value through profit or loss	656	37	40
Bank deposits	30,512	24,978	16,363
Loans	4,339	2,658	1,583
Securities purchased under agreements to resell	633	98	89
Others	6	—	—

Total	73,243	60,722	48,872

Included in investment income is interest income of RMB67,814 million (2011: RMB55,809 million, 2010: RMB43,621 million). All interest is accrued using the effective interest method.

The investment income from listed debt and equity securities and unlisted debt and equity securities for the year ended 31 December 2012 were RMB6,009 million and RMB31,744 million, respectively (2011: RMB5,105 million and RMB27,883 million, 2010: RMB4,797 million and RMB26,038 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

20	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Debt securities
Net realised gains	1,192	433	508
Reversal of impairment	51	11	76

Subtotal	1,243	444	584

Equity securities
Net realised gains	2,975	1,272	17,028
Impairment	(31,094)	(12,924)	(1,771)

Subtotal	(28,119)	(11,652)	15,257

Total	(26,876)	(11,208)	15,841

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2012, the Group recognized impairment charge of RMB14,950 million (2011: RMB4,133 million, 2010: RMB259 million) of available-for-sale funds, RMB15,980 million (2011: RMB8,791 million, 2010: RMB1,512 million) of available-for-sale common stocks and RMB164 million (2011: Nil, 2010: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

21	NET FAIR VALUE (LOSSES) / GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Debt securities	47	(405)	403
Equity securities	(88)	134	(486)
Stock appreciation rights	(272)	608	363

Total	(313)	337	280

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

22	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total insurance benefits and claims expenses	300,717	(155)	300,562

For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims expenses	279,763	(131)	279,632

23	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

24	FINANCE COSTS

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Interest expenses for bonds payable	2,394	303	—
Interest expenses for securities sold under agreements to repurchase	181	570	304

Total finance costs	2,575	873	304

25	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Employee salary and welfare cost	9,699	8,416	8,240
Housing benefits	643	552	507
Contribution to the defined contribution pension plan	1,743	1,555	1,344
Depreciation and amortisation	1,949	1,909	1,802
Exchange loss	49	547	392
Auditors’ remuneration	65	65	65

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

26	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2012 RMB million	2011 RMB million	2010 RMB million
Current taxation – Enterprise income tax	1,581	4,355	6,420
Deferred taxation	(1,885)	(2,333)	777

Taxation charges	(304)	2,022	7,197

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2011 and 2010: 25%) is as follows:

			For the year ended 31 December
			2012 RMB million	2011 RMB million	2010 RMB million
Profit before income tax			10,968	20,513	41,008
Tax computed at the statutory tax rate			2,742	5,128	10,252
Non-taxable income	(i	)	(3,462)	(3,511)	(3,413)
Additional tax liability from expenses not deductible for tax purposes	(i	)	364	325	317
Unused tax losses			49	57	41
Other			3	23	—

Income tax at effective tax rate			(304)	2,022	7,197

(i)

Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

26	TAXATION (continued)

(c)

As at 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance	Investment	Others
	RMB million (i)	RMB million (ii)	RMB million (iii)	Total RMB million
As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged) / credited to net profit	(505)	2,740	98	2,333
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	8,619	—	8,619
- Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

As at 31 December 2011	(12,266)	9,857	955	(1,454)

As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged) / credited to net profit	(180)	2,128	(63)	1,885
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(8,924)	—	(8,924)
- Portion of fair value losses on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

(i)

The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009 and the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.

(ii)

The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

26	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after more than 12 months	6,729	10,306
- deferred tax assets to be recovered within 12 months	1,342	1,595

Subtotal	8,071	11,901

Deferred tax liabilities:
- deferred tax liabilities to be settled after more than 12 months	(15,555)	(13,105)
- deferred tax liabilities to be settled within 12 months	(350)	(250)

Subtotal	(15,905)	(13,355)

Total net deferred tax liabilities	(7,834)	(1,454)

27	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2012 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2011 and 2010: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

28	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

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

All the stock appreciation rights awarded were fully vested as at 31 December 2012. As at 31 December 2012, there were 55.01 million units outstanding and exercisable (as at 31 December 2011: 55.01 million). As at 31 December 2012, the amount of intrinsic value for the vested stock appreciation rights is RMB828 million (as at 31 December 2011: RMB556 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

The Company recognized a loss of RMB272 million in the net fair value (losses)/gains through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2012 (2011 fair value gain: RMB608 million, 2010 fair value gain: RMB363 million). No reversed cost due to be abstentions of the stock appreciation rights during the year ended 31 December 2012 (2011: RMB15 million, 2010: Nil). RMB828 million and RMB13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2012 (as at 31 December 2011, RMB556 million and RMB13 million), respectively. No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2012 and 2011.

29	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in May 2012, a final dividend of RMB0.23 per ordinary share totalling RMB6,501 million in respect of the year ended 31 December 2011 was declared and was paid in 2012. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2012.

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

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2013, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2012 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2012.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2012:

Significant related parties	Relationship with the Company
CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
China Life Real Estate Company Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others.
China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Representative
CLIC	Beijing, China

Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.

			Immediate and ultimate holding company	State owned	Yang Mingsheng

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year

	As at 31 December 2011	Increase	Decrease	As at 31 December 2012
Name of related party	million	million	million	million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB3,000	—	—	RMB3,000
Pension Company	RMB2,500	—	—	RMB2,500
AMC HK	HK dollar 60	—	—	HK dollar 60

(d)	Percentage of holding of related parties with control relationship and changes during the year

	As at 31 December 2011				As at 31 December 2012
Equity holder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2011				As at 31 December 2012
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,305	92.20% directly and indirectly	—	—	RMB2,305	92.20% directly and indirectly
AMC HK	HK dollar 30	50.00% indirectly	—	—	HK dollar 30	50.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Note	2012	2011	2010
		RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,063	1,112	1,154
Asset management fee earned from CLIC	(ii.a)	133	129	123
Dividends to CLIC		4,444	7,729	13,526
Dividends to CLIC from AMC		65	58	111
Awards on recovery of non-performing assets and others earned from CLIC		—	14	—
Retired personnel management fee earned from CLIC		2	2	—
Asset management fee earned from China Life Overseas	(ii.d)	20	17	27
Asset management fee earned from CLP&C	(ii.c)	12	23	5
Property insurance payments to CLP&C		58	51	44
Claim payment and others to the Company from CLP&C		19	14	38
Brokerage fee from CLP&C	(iii)	648	405	216
Additional capital contribution to CLP&C (Note 7)		—	1,600	—
Brokerage fee payment to CLP&C		16	—	—
Rentals and service fee income earned from CLP&C		28	22	23
Rentals, project payments and others to CLRE	(iv)	38	26	14
Property leasing expense charged by IHC	(v)	63	66	67
Asset management fee earned from IHC		5	6	6
Service fee and other income earned from IHC		14	34	14
PP&E purchase payment to IHC		61	2	—
Property leasing fee earned from IHC		23	8	—
Prepayment to China Life Yuantong		—	167	—
Additional capital contribution to China Life Yuantong	(viii)	361	—	—
Transaction with CGB
Interest income earned from CGB		733	690	376
Brokerage fee charged by CGB	(vi)	9	9	16
Additional capital contribution to CGB		—	—	2,999
Interest income earned from CGB of additional capital contribution		—	—	13
Premium earned from CGB		2	5	—
Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		—	260	—
Scrip dividends from Sino-Ocean (Note 7)		182	91	—
Cash dividends from Sino-Ocean		—	56	118
Interest earned from subordinated debts		26	13	—
Project management fee paid to Sino-Ocean		61	4	—
Transaction with EAP
Payment to EAP		261	235	210
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	761	692	659
Dividends to the Company		97	87	167
Payments of insurance policies by AMC to the Company		1	1	1
Project consulting fee paid to AMC		3	3	—
Transaction with Pension Company
Rental and disbursement from Pension Company		104	97	134
Brokerage fee from pension company	(vii)	7	6	7
Annuity promotion fee from pension company		18	32	8
Investment brokerage fee from pension company		2	36	5
IT services fee income earned from Pension Company		3	2	2
Business promotion income from Pension Company		2	3	—
Transaction with AMC HK
Investment management fee charged to the Company by AMC HK	(ii.e)	8	9	8

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note:

(i) On 15 December 2011, CLIC and the Company entered into a renewal agreement, with effective period to 31 December 2014, to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated statement of comprehensive income.

(ii.a) On 29 December 2011, CLIC and AMC entered into a renewal agreement, with effective period to 31 December 2014, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The service fee could be adjusted according to the performance.

(ii.b) On 30 December 2010, the Company and the AMC entered into an agreement, with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The Company agreed to pay the AMC a fixed service fee and a performance fee. The annual fixed service fee is calculated with reference to the net asset value of the total invested assets by the rate of 0.05% per annum and is payable monthly. The performance fee is charged at 20% of the fixed service fee per annum subject to performance assessment and is payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 31 December 2011, the agreement automatically renewed for one year with effective period to 31 December 2012. Asset management fees charged to the Company by AMC is eliminated in the consolidated statement of comprehensive income.

(ii.c) In 2012, CLP&C and the AMC signed an agreement, with effective period to 31 December 2013. The agreement is subject to an automatic renewal for one year if there was no objection by both parties upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.

(ii.d) In 2012, China Life Overseas and the AMC HK entered into an agreement whereby China Life Overseas and AMC HK set a benchmark for annual net investment return yield and China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual annual net investment return yield. This agreement was in effect from 1 January 2012 to 31 December 2012.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(ii.e) In September 2011, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2012 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis is calculated at 0.05% of portfolio asset value for 2012. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2012 annual instruction, the calculation and payment of asset management fees remain the same as 2011. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(ii.f) On 1 January 2011, Pension Company and AMC signed an agreement with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1 January 2012, the agreement automatically renewed for one year to 31 December 2012. Asset management fees charged to Pension Company by AMC are eliminated in the consolidated statement of comprehensive income.

(iii) In November 2008, the Company and CLP&C entered into a 2-year agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in certain jurisdictions. The service fee is determined according to cost (tax included) plus a margin. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. On 8 March 2012, the Company and CLP&C entered into a new 2-year agreement, which was subject to an automatic renewal for one year if there was no objection by both parties upon expiry with all the original terms remaining the same. The parties also agreed that the agreement signed in 2008 remains effective until 2012 agreement becomes effective.

(iv) The Group made certain project payments to CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.

(v) On 22 February 2010, the Company and IHC entered into a property leasing agreement with effective period to 31 December 2012, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(vi) On 19 April 2012, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly commission fee, calculated on a monthly basis, by multiplying total premium of policy sold at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of three years and is subject to an automatic renewal for one year.

(vii) In December 2011, the Company and Pension Company entered into an enterprise annuity funds distribution and customer service agency agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at 50% to 80% of the first year management fee according to the terms of insurance contracts. The agreement term was one year and subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The terms and conditions of the agreement remain unchanged.

(viii) At the 23rd meeting of the third session of the Board Committee held on 9 May 2012, AMC made additional capital contribution of RMB361 million to China Life Yuantong in proportion to its equity holding ratio of 19%. As a result, the total capital contribution from AMC to China Life Yuantong is increased to RMB475 million.

(f)	Amounts due from / to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB and subordinated debts issued by Sino-Ocean.

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC (Note 12)	560	596
Amount due to CLIC	(5)	(1)
Amount due from China Life Overseas	11	5
Amount due from CLP&C	65	51
Amount due to CLP&C	(2)	(1)
Amount due from IHC	16	15
Amount due to IHC	(8)	(8)
Amount due from China Life Yuantong	—	167
Amount due from CLRE	1	1
Amount due to CLRE	(4)	—
Amount deposited with CGB	14,701	16,000
Amount due from CGB	218	311
Amount due to CGB	(1)	—
Held Subordinated debts of Sino—Ocean	266	260
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	50	75
Amount due to Pension Company	(2)	(2)
Amount due to AMC	(68)	(59)
Amount due to AMC HK	(2)	(4)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2012	2011	2010
	RMB million	RMB million	RMB million
Salaries and other benefits	12	25	20

The total compensation package for the Company’s key management for the year ended 31 December 2012 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2011 has been approved by relevant authorities. The total compensation of 2011 was RMB25 million, including deferral payment about RMB5 million.

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

As at and during the year ended 31 December 2012, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2012, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

31	SHARE CAPITAL

	As at 31 December 2012		As at 31 December 2011
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2012, the Company’s share capital was as follows:

	As at 31 December 2012
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

32	RESERVES

	Additional paid in capital RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Statutory reserve fund RMB million (a)	Discretionary reserve fund RMB million (b)	General reserve RMB million (c)	Exchange differences on translating foreign operations RMB million	Total RMB million
As at 1 January 2010	53,860	20,802	12,848	5,642	9,636	(1)	102,787
Other comprehensive income for the year	—	(16,202)	—	—	—	(1)	(16,203)
Appropriation to reserves	—	—	3,368	7,192	3,368	—	13,928

As at 31 December 2010	53,860	4,600	16,216	12,834	13,004	(2)	100,512

Other comprehensive income for the year	—	(24,204)	—	—	—	(1)	(24,205)
Appropriation to reserves	—	—	1,848	3,368	1,848	—	7,064

As at 31 December 2011	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371

Other comprehensive income for the year	—	24,995	—	—	—	—	24,995
Appropriation to reserves	—	—	1,107	1,848	1,107	—	4,062

As at 31 December 2012	53,860	5,391	19,171	18,050	15,959	(3)	112,428

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

32	RESERVES (continued)

(a)

The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2012 amounting to RMB1,107 million, under the relevant PRC laws (2011: RMB1,848 million).

(b)

Approved by the Annual General Meeting in June 2012, the Company appropriated RMB1,848 million to discretionary reserve fund for the year ended 31 December 2011 based on net profit under CAS (2011: RMB3,368 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2012, the Company appropriated 10% of net profit under CAS which amounts to RMB1,107 million to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment (2011: RMB 1,848 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

33	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Pending lawsuits	183	168

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each reporting period. A provision will only be recognized if the management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2012 and 2011, the Group has other contingent liabilities but disclosure of such was not practical because the amount of liabilities could not be reliably estimated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2012

34	COMMITMENTS

(a)	Capital commitments

Capital commitments contracted for at the end of the reporting period but not yet paid/provided for are as follows:

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Investment	3,327	3,543
Property, plant and equipment	8,685	3,562
Others	48	42

Total	12,060	7,147

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Land and buildings
Not later than one year	394	403
Later than one year but not later than five years	477	509
Later than five years	17	29

Total	888	941

The operating lease payments charged to profit before income tax for the year ended 31 December 2012 were RMB690 million (for the year ended 31 December 2011: RMB644 million, for the year ended 31 December 2010: RMB606 million).