Form 20-F
period 2013-12-31
CHINA LIFE INSURANCE CO LTD
filed 2014-04-25
CIK 1268896

As filed with the Securities and Exchange Commission on April 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2011, the China Insurance Yearbook 2012, the China Insurance Yearbook 2013 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.0537, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2013 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

You should read this information in conjunction with the rest of the annual report, including our audited consolidated financial statements and the accompanying notes, “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report and the independent registered public accounting firm’s reports.

Consolidated Statement of Comprehensive Income

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Revenues
Gross written premiums	275,970	318,229	318,252	322,742	326,290	53,899
Less: premiums ceded to reinsurers	(158)	(177)	(232)	(384)	(556)	(92)

Net written premiums	275,812	318,052	318,020	322,358	325,734	53,807
Net change in unearned premium reserves	(735)	36	256	(232)	(921)	(152)

Net premiums earned	275,077	318,088	318,276	322,126	324,813	53,655

Investment income	38,890	48,872	60,722	73,243	82,816	13,680
Net realized gains and impairment on financial assets	21,244	15,841	(11,208)	(26,876)	5,793	957
Net fair value gains/(losses) through profit or loss	1,449	280	337	(313)	137	23
Other income	2,630	2,757	2,772	3,305	4,324	714

Total revenues	339,290	385,838	370,899	371,485	417,883	69,029

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(74,858)	(71,237)	(101,349)	(107,674)	(193,671)	(31,992)
Accident and health claims and claim adjustment expenses	(7,808)	(8,740)	(7,789)	(7,898)	(11,263)	(1,861)
Increase in insurance contracts liabilities	(154,372)	(199,655)	(181,579)	(184,990)	(107,354)	(17,734)
Investment contract benefits	(2,142)	(1,950)	(2,031)	(2,032)	(1,818)	(300)
Policyholder dividends resulting from participation in profits	(14,487)	(13,224)	(6,125)	(3,435)	(18,423)	(3,043)
Underwriting and policy acquisition costs	(22,936)	(27,256)	(27,434)	(27,754)	(25,690)	(4,244)
Finance costs	(111)	(304)	(873)	(2,575)	(4,032)	(666)
Administrative expenses	(18,719)	(20,285)	(21,549)	(23,283)	(24,805)	(4,097)
Other expenses	(2,279)	(3,351)	(3,275)	(3,304)	(3,864)	(638)
Statutory insurance fund contribution	(537)	(599)	(595)	(609)	(637)	(105)

Total benefits, claims and expenses	(298,249)	(346,601)	(352,599)	(363,554)	(391,557)	(64,680)

Share of profit of associates	704	1,771	2,213	3,037	3,125	516
Profit before income tax	41,745	41,008	20,513	10,968	29,451	4,865
Income tax	(8,709)	(7,197)	(2,022)	304	(4,443)	(734)

Net profit	33,036	33,811	18,491	11,272	25,008	4,131

Attributable to:
- Equity holders of the Company	32,881	33,626	18,331	11,061	24,765	4,091
- Non-controlling interests	155	185	160	211	243	40
Basic and diluted earnings per share(1)	1.16	1.19	0.65	0.39	0.88	0.15

Other comprehensive income

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

Consolidated Statement of Comprehensive Income

	For the year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	39,470	(13,666)	(45,576)	8,864	(25,135)	(4,152)
Amount transferred to net profit from other comprehensive income	(21,040)	(15,763)	11,054	26,876	(5,793)	(957)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(3,999)	7,983	2,521	(2,635)	2,635	435
Share of other comprehensive income of associates under the equity method	(70)	(131)	(201)	167	(332)	(55)
Others	—	(1)	(1)	—	—	—
Income tax relating to components of other comprehensive income	(3,607)	5,362	7,989	(8,265)	7,050	1,165

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	10,754	(16,216)	(24,214)	25,007	(21,575)	(3,564)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	10,754	(16,216)	(24,214)	25,007	(21,575)	(3,564)

Total comprehensive income for the year, net of tax	43,790	17,595	(5,723)	36,279	3,433	567

Attributable to
- Equity holders of the Company	43,626	17,423	(5,874)	36,056	3,203	529
- Non-controlling interests	164	172	151	223	230	38

Consolidated Statement of Financial Position

	As of December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Assets
Property, plant and equipment	17,467	18,946	20,231	22,335	23,393	3,864
Investment properties	—	—	—	—	1,329	220
Investments in associates	8,470	20,892	24,448	28,991	34,775	5,744
Held-to-maturity securities	235,099	246,227	261,933	452,389	503,075	83,102
Loans	23,081	36,543	61,104	80,419	118,626	19,596
Term deposits	344,983	441,585	520,793	641,080	664,174	109,714
Statutory deposits-restricted	6,153	6,153	6,153	6,153	6,153	1,016
Available-for-sale securities	517,499	548,121	562,948	506,416	491,527	81,194
Securities at fair value through profit or loss	9,133	9,762	23,683	34,035	34,172	5,645
Securities purchased under agreements to resell	—	—	2,370	894	8,295	1,370
Accrued investment income	14,208	18,193	22,946	28,926	34,717	5,735
Premiums receivable	6,818	7,274	8,253	8,738	9,876	1,631
Reinsurance assets	832	830	878	948	1,069	177
Other assets	6,317	8,199	12,182	18,140	20,430	3,376
Cash and cash equivalents	36,197	47,854	55,985	69,452	21,330	3,523

Total assets	1,226,257	1,410,579	1,583,907	1,898,916	1,972,941	325,907

Liabilities and equity
Liabilities
Insurance contracts	818,164	1,018,135	1,199,373	1,384,537	1,494,497	246,873
Investment contracts	67,326	70,171	69,797	66,639	65,087	10,752
Policyholder dividends payable	54,587	52,828	46,368	44,240	49,536	8,183
Bonds payable	—	—	29,990	67,981	67,985	11,230
Securities sold under agreements to repurchase	33,553	23,065	13,000	68,499	20,426	3,374
Annuity and other insurance balances payable	5,721	8,275	11,954	16,890	23,179	3,829
Premiums received in advance	1,804	1,880	3,719	2,576	6,305	1,042
Other liabilities	11,978	13,746	13,968	16,435	18,233	3,012
Deferred tax liabilities	16,361	11,776	1,454	7,834	4,919	813
Current income tax liabilities	3,850	34	750	22	5	0.83
Statutory insurance fund	137	194	146	162	184	30

Total liabilities	1,013,481	1,200,104	1,390,519	1,675,815	1,750,356	289,139

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,669
Reserves	102,787	100,512	83,371	112,428	96,913	16,009
Retained earnings	80,020	79,933	79,894	80,392	95,153	15,718

Attributable to equity holders of the Company	211,072	208,710	191,530	221,085	220,331	36,396

Non-controlling interests	1,704	1,765	1,858	2,016	2,254	372

Total equity	212,776	210,475	193,388	223,101	222,585	36,768

Total liabilities and equity	1,226,257	1,410,579	1,583,907	1,898,916	1,972,941	325,907

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.0537 to US$1.00, the noon buying rate on December 31, 2013 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital account items, such as foreign direct investments, loans or securities, requires the approval of the SAFE and other relevant authorities. Although experimental policies were recently introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency are still in force in most parts of China.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the H.10 statistical release of the Federal Reserve Board. On April 17, 2014, the exchange rates were US$ 1.00 to RMB 6.2188 and US$ 1.00 to HK$ 7.7542, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2013	6.1209	6.0815	7.7545	7.7524
November 2013	6.0993	6.0903	7.7535	7.7512
December 2013	6.0927	6.0537	7.7550	7.7517
January 2014	6.0600	6.0402	7.7663	7.7534
February 2014	6.1448	6.0591	7.7645	7.7547
March 2014	6.2273	6.1183	7.7669	7.7563
April 2014 (through April 17, 2014 )	6.2215	6.1966	7.7568	7.7525

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2009, 2010, 2011, 2012, 2013 and 2014 (through April 17, 2014) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2009	6.8259	7.7536	6.8295	7.7513
2010	6.6000	7.7810	6.7603	7.7692
2011	6.2939	7.7663	6.4475	7.7793
2012	6.2301	7.7507	6.2990	7.7556
2013	6.0537	7.7539	6.1412	7.7565
2014 (through April 17, 2014)	6.2188	7.7542	6.1203	7.7584

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business

Our growth is dependent on our ability to attract and retain productive agents.

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from insurance companies and other business institutions and increasing labor costs in China may also force us to increase the compensation of our agents and sales representatives, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed implementation rules of the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC, we believe that the market competition for qualified agents will be increased further if the CIRC were to strictly enforce such rules. We cannot guarantee that we will not have difficulty attracting and retaining productive agents in the future.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

Commercial banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been focusing on commercial banks and banking operations of post offices as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. Each of the five largest Chinese stated-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks or banking operations of post offices choose to favor our competitors’ products over our own. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, trade surpluses and deficits, regulatory requirements and other factors beyond our control. During 2012, the PBOC reduced the interest rates twice. As a result, the interest rate on one-year term deposits was reduced from 3.50% to 3.00%. From the beginning of the year 2013 to the date of this annual report, the interest rates announced by the PBOC remained unchanged. If the Chinese government reduces interest rates, the income we realize from our investments will be reduced, which will affect our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

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

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and, in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. As of December 31, 2013, the average guaranteed rate of return of the products we offered was 2.45%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. We have not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

In August 2013, the CIRC published regulations that remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which was 2.50%. The 2.50% cap on the guaranteed rate will still remain in effect for participating and universal life insurance policies. Because the new CIRC regulations have only come into effect for a relatively short period of time, its impact on us was immaterial for the year of 2013. We have not yet determined the impact, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2013, approximately 99.74% of our total investment assets were in China. In particular, as of December 31, 2013, approximately 47.3% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 35.9% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 63.6% were placed with the five largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2013, we had RMB 154,957 million (US$25,597 million) invested in equity securities, among which RMB 151,972 million (US$25,104 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant price declines and volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 47.3% of our investment assets as of December 31, 2013 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative methods when making investments. For example, we made our first private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring 35% equity interest in it. In 2013, we began making investments in commercial real estate properties. However, these new investment channels are still subject to evolving regulatory requirements. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, which may increase the risk exposure of our investments in debt investment plans. In March 2014, the CIRC warned insurance companies of risks in debt investment plans. The CIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not truthfully reflect their capacity to make payments when the plans face financial difficulties. In addition, the total amount of debt investment plans issued in 2013 increased significantly, which caused concerns over the health of the debt investment plans market. For the year ended December 31, 2013, the total amount of our investment in debt investment plans was RMB 55,107 million (US$9,103 million). In addition, our experience with these new investment channels, especially overseas channels, might be limited. These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 437 million (US$72 million) in foreign exchange losses for the year ended December 31, 2013, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. Except for the aforementioned approval obtained in 2005, we have not obtained any approval to settle any portion of our assets held in foreign currencies into the Renminbi, and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

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

We are likely to offer a broader and more diverse range of insurance and investment products in the future as the insurance market in China continues to develop. At the same time, we anticipate that the relaxing of regulatory restraints will result in us being able to invest in a significantly broader range of asset classes. The combination of these factors will require us to continue to enhance our risk management capabilities and is likely to increase the importance of our risk management policies and procedures to our results of operations and financial condition. If we fail to adapt our risk management policies and procedures to our changing business, our business, results of operations and financial condition could be materially and adversely affected.

Catastrophes could materially reduce our earnings and cash flow.

We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods, fires and epidemics, such as severe acute respiratory syndrome, or SARS. For example, the snow disaster in South China and earthquake in Wen Chuan in 2008 increased our current claims payments. In 2008, our claims payments for the snow disaster and for the earthquake were approximately RMB 12 million and RMB 153 million, respectively.

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

A computer system failure, cyber-attacks or other security breaches may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.

We use computer systems to store, retrieve, evaluate and utilize customer and company data and information. Our business is highly dependent on our ability to access these systems to perform necessary business functions such as developing and selling insurance products, providing customer support, policy management, filing and paying claims, managing our investment portfolios and producing financial statements. Although we have designed and implemented a variety of security measures and backup plans to prevent or limit the effect of failure, our computer systems may be vulnerable to disruptions as a result of natural disasters, man-made disasters, criminal activities, pandemics or other events beyond our control. In addition, our computer systems may be subject to computer viruses or other malicious codes, unauthorized access, cyber-attacks or other computer-related penetrations. The failure of our computer systems for any reason could disrupt our operations and may adversely affect our business, results of operations and financial condition. Although we have not experienced such a computer system failure or security breach in the past, we cannot assure you that we will not encounter a failure or security breach in the future.

We retain confidential information on our computer systems, including customer information and proprietary business information. In addition, for business purposes, from time to time customer information is transmitted between our computer systems and those of third parties, such as third-party agents selling insurance products for us. Any compromise of the security or other errors of our computer systems or those arising during the information transmission process that result in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses.

United States Foreign Account Tax Compliance Act

Legislation incorporating provisions referred to as Foreign Account Tax Compliance Act, or FATCA, was adopted by the United States on March 18, 2010. The legislation and subsequent guidance generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or face 30% withholding tax on “withholdable payments,” which include among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. This withholding will take place on a phased in schedule, beginning on July 1, 2014 with withholding on payments made to the FFI from U.S. sources. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passsthru payments” made to FFIs that have not entered into their own FFI Agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Withholding on foreign passthru payments will begin no earlier than 2017. Since existing guidance reserves on the definition of “foreign passthru payment,” the scope of any withholding on foreign passthru payments is uncertain at this time.

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

We will closely monitor developments regarding FATCA and IGAs. If we are required to comply with the terms of an FFI agreement or an IGA, we expect that our compliance costs will increase. If we do not comply with the terms of an FFI agreement or IGA, as applicable, then certain payments to us will be subject to withholding under FATCA. Since regulations and other guidance implementing FATCA remain under development, the future impact of this law on us is uncertain.

The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, our auditor relied on its China affiliate to perform audits on our consolidated financial statements, and the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspection of audit work performed in China prevents the PCAOB from regularly evaluating the audit work of any auditor that was performed in China including those performed by our auditor. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

We may be adversely affected by the outcome of the proceedings brought by the SEC against five accounting firms in China.

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. If the SEC upholds the decision of the administrative law judge, the accounting firms may appeal the order of finality in U.S. federal court. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditors’ reports included in our annual reports filed with the SEC for the fiscal years of 2011 and 2012 and the China affiliate of our independent registered public accounting firm for the fiscal year of 2013 are two of the five accounting firms named in the SEC’s proceedings, and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies in China audited by these accounting firms because the independent registered public accounting firms that have issued the auditors’ reports included in our annual reports filed with the SEC have relied on their China affiliates to perform audits on our financial statements. If the SEC prevails in the proceedings, the five accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to perform audit work for China-based companies listed in the U.S., such as ourselves. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An Life, New China Life, China Pacific Life and we accounted for more than 65% of the individual and group life insurance premiums in China in 2012, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the individual life insurance premiums in China decreased from 35% in 2011 to 34% in 2012. Each of Ping An Life, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2012, Ping An Life had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian, and Shenzhen, and New China Life had a greater market share than we did in Beijing. We also face competition from insurance companies owned or controlled by commercial banks. Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested insurers have been permitted to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou, Shenzhen and Beijing, where foreign-invested insurers have been allowed to operate since 1992, 1995, 1999 and 2003, the foreign-invested insurers had respective life insurance market shares of approximately 16%, 21%, 9% and 15% in 2012. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 64 property and casualty insurers as of December 31, 2013. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and short-term health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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

Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.13% of our individual agents had not obtained such a certificate as of December 31, 2013. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and such individual agents will also be warned and fined up to RMB 10,000. If more CIRC agencies were to enforce this regulation in the future, and if a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. In addition, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. The detailed implementation rules of the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC. If the CIRC were to enforce such rules, we may be subject to fines and other administrative proceedings if any of our insurance agents fail to meet the requirements. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as was previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed implementation rules of the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC, we believe that the market competition for qualified agents may be increased further and therefore the cost of attracting and retaining qualified agents may increase. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013, the CIRC published regulations that remove the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies, which was 2.50%. The 2.50% cap on the guaranteed rate will still remain in effect for participating and universal life insurance policies. Because the new CIRC regulations have only come into effect for a relatively short period of time, its impact on us was immaterial for 2013. We have not yet determined the impact, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. The solvency ratio is calculated by dividing the actual capital of an insurance company by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of minimum capital. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2013 was 226.22%. While our solvency ratio is currently above the required ratio of 100%, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated term debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 7.7% in 2013, its slowest pace in 14 years. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies, changes in interest rate policies, tax regulations, policies and regulations affecting the capital markets and asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Latham & Watkins, has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 17, 2014, the Renminbi appreciated by approximately 24.86% against the U.S. dollar. In 2012 and 2013, the Renminbi appreciated by approximately 1.02% and 2.83% against the U.S. dollar, respectively. We had approximately RMB 437 million (US$72 million) in foreign exchange losses for the year ended December 31, 2013, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Developments After Restructuring

On November 23, 2003, we established an asset management joint venture, AMC, with CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty joint venture, CLPCIC, with CLIC. On January 15, 2007, we established a pension insurance joint venture, China Life Pension, with CLIC and AMC. On September 3, 2013, we established a wholly owned subsidiary, China Life (Suzhou) Pension and Retirement Investment Company Limited, or Suzhou Pension Company. The registered capital of Suzhou Pension Company is RMB 300 million.

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

We incurred capital expenditures of RMB 4,594 million (US$759 million), RMB 4,166 million and RMB 4,719 million in 2013, 2012 and 2011, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We had nearly 177 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2013. We also offer accident and short-term health insurance policies to individuals and groups. As of December 31, 2013, the average guaranteed rate of return of the products we offered was 2.45%. For the financial year ended December 31, 2013, our lapse rate was approximately 3.86%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 89.00% for 14 months after issuance and 88.00% for 26 months after issuance.

Individual Life Insurance

We offer life insurance and annuity products to individuals, primarily through a distribution force comprised of approximately 653,000 exclusive agents operating in approximately 17,536 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Gross written premiums generated by our individual life insurance products, including long-term health and long-term accident insurance products, totaled RMB 303,660 million (US$50,161 million) for the year ended December 31, 2013, RMB 305,841 million for the year ended December 31, 2012 and RMB 302,012 million for the year ended December 31, 2011, constituting 93.1%, 94.8% and 94.9% of our total gross written premiums for those periods. The figure for 2013 represented a 0.7% decrease from 2012.

The following table sets forth selected financial and other data regarding our individual life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Individual life gross written premiums	302,012	305,841	303,660	50,161	0.27%
Individual life liabilities of insurance contracts	1,189,777	1,374,777	1,480,793	244,610	11.56%
Individual life liabilities of investment contracts	13,349	11,646	11,364	1,877	(7.73)%

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

We offer both non-participating and participating products. There were approximately 112.55 million non-participating policies and 64.87 million participating policies as of December 31, 2013, among which approximately 61.28 million non-participating policies and 49.24 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our individual life insurance and annuity products, including long-term health and long-term accident products, for the periods indicated.

	For the year ended December 31,				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	40,233	40,210	46,481	7,678	7.48%
Endowment	221,925	227,770	209,034	34,530	(2.95)%
Annuities	39,854	37,861	48,145	7,953	9.91%

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

Endowment

Non-participating endowment products

Non-participating endowment products provide to the insured various guaranteed benefits if the insured survives specified maturity dates or periods stated in the policy, and provide to a beneficiary designated by the insured guaranteed benefits upon the death of the insured within the coverage period, in return for the periodic payment of premiums. Specified coverage periods generally range from 5 to 30 years or end at specified ages. Premiums are typically at a level amount for the coverage period.

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

Xin Feng Endowment and Hong Ying Endowment generated the most income for participating endowment products in 2013. Xin Feng Endowment had RMB 32,766 million (US$5,413 million) of net premiums in 2013, representing 10.8% of total gross written premiums of our individual life insurance business. Hong Ying Endowment had RMB 29,234 million (US$4,829 million) of net premiums in 2013, representing 9.6% of net premiums of our individual life insurance business. The net premiums earned from our participating endowment products decreased by RMB 14,215 million, or 6.8%, to RMB 193,579 million (US$31,977 million) in 2013 from RMB 207,794 million in 2012.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 653,000 exclusive agents operating in approximately 17,536 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 88,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group Life Insurance

We are a leading group life insurance company in China, providing group life insurance and annuity products to the employees of many of China’s large companies and institutions, including many of the Fortune Global 500 companies operating in China. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 2,700 sales teams with approximately 17,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Gross written premiums generated from our group life insurance and annuity products totaled RMB 2,060 million (US$340 million) for the year ended December 31, 2013, RMB 469 million for the year ended December 31, 2012 and RMB 438 million for the year ended December 31, 2011, constituting 0.63%, 0.15% and 0.14% of our total gross written premiums for each respective year. The figure for 2013 represented a 339.2% increase from 2012. This increase was primarily due to an increase in premiums earned from group annuities.

The following table sets forth selected financial and other data regarding our group life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Group life gross written premiums	438	469	2,060	340	116.87%
Group life liabilities of insurance contracts	709	727	2,153	356	74.26%
Group life liabilities of investment contracts	56,448	54,993	53,723	8,874	(2.44)%

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

	For the year ended December 31				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
	(in millions)
Gross written premiums:
Group annuities	20	3	1,489	246	762.84%
Group whole life and term life insurance	418	466	571	94	16.88%

Group Annuities

In our non-participating group annuities, interest on an annuitant’s deposits is credited to each participating employee’s personal account.

We also offer participating group annuities. In our participating group annuities, interest on an annuitant’s deposits is either credited to the participating employee’s personal account or credited to the participating employee’s personal account as well as the employer’s group account. The annuitant is entitled to share a portion of our distributable earnings derived from our participating products, as determined by us based on formulas prescribed by the CIRC, in excess of the rate we guarantee to participating employees.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Short-term accident insurance gross written premiums	8,766	9,527	10,623	1,755	10.08%
Short-term health insurance gross written premiums	7,036	6,905	7,433	1,228	2.78%
Accident and health reserves for claims and claim adjustment expenses	3,189	3,078	3,315	548	1.96%
Accident and health insurance unearned premium reserves	5,698	5,955	6,757	1,116	8.90%

Accident Insurance

We are the leading accident insurance provider in China. Our short-term accident insurance gross written premiums totaled RMB 10,623 million (US$1,755 million) for the year ended December 31, 2013, RMB 9,527 million for the year ended December 31, 2012 and RMB 8,766 million for the year ended December 31, 2011, constituting 3.3%, 3.0% and 2.8% of our total gross written premiums for those periods.

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

Health Insurance

We offer a broad array of short-term health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our short-term health insurance gross written premiums totaled RMB 7,433 million (US$1,228 million) for the year ended December 31, 2013, RMB 6,905 million for the year ended December 31, 2012 and RMB 7,036 million for the year ended December 31, 2011, constituting 2.3%, 2.1% and 2.2% of our total gross written premiums for those periods. The figure for 2013 represented a 7.6% increase from 2012.

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

Supplementary Major Medical Insurance

As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals.

The Chinese government has launched pilot supplementary major medical insurance programs in various areas in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas and policyholders do not need to pay any extra premium for the supplementary major medical insurance.

We commenced our supplementary major medical insurance business in 2013. We have obtained the qualification to engage in supplementary major medical insurance business. We won the bids for 76 projects of supplementary major medical insurance in 2013 in areas including Liaoning province and Jilin province.

The following table sets forth selected financial and other data regarding our supplementary major medical insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Supplementary major medical insurance gross written premiums	—	—	2,514	415
Supplementary major medical insurance reserves for claims and claims adjustment expenses	—	—	1,340	221
Supplementary major medical insurance unearned premiums reserves	—	—	139	23

Product Development

In 2013, in line with our general development strategy, we developed and introduced 50 new products, including 24 long-term insurance products consisting of seven life insurance products, six annuity products, eight health insurance products and three accident insurance product; and 26 short-term insurance products consisting of 11 accident insurance products, 13 health insurance products and two life insurance product with a term of one year.

With respect to long-term insurance products, we developed and introduced, among others:

•	for individual insurance distribution channels, the 2013 edition of Ruixin insurance package, which is designed to meet a variety of protection needs of customers by offering survival returns, critical illness coverage and protection for natural death and accidental death; and the “China Life Golden Account Annuity Insurance (Universal Type)”, which upgrades the survival benefit accumulation and accrual accounts;

•	for bancassurance distribution channels, the “Xinfeng Endowment Insurance (Participating)”, which effectively supports our business development; our first cancer insurance – China Life Term Illness Insurance for Bank Employees – in order to promote protection levels and the business value of bancassurance products; and Xinfeng New Endowment Insurance (Type A), a new product developed in response to the removal of the 2.50% cap on the guaranteed rate of return for non-participating life insurance products, which provides protection for accidental death and better satisfies market needs; and

•	for telephone distribution channels, the 2013 edition of the China Life Hong Kang Insurance Package, a new product developed in response to the removal of the 2.50% cap on the guaranteed rate of return for non-participating life insurance products.

With respect to short-term insurance products, we developed China Life Critical Illness Group Medical Insurance for Urban and Rural Residents (Type A and Type B) for different target groups in developed and less developed regions. In order to further segment the market and meet particular customer needs, we developed several featured short-term insurance products, including products for students and products covering particular high plateau-related illnesses tailored to the Tibet Autonomous Region.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 653,000 exclusive agents operating in approximately 17,536 field offices for our individual products and approximately 2,700 sales teams with more than 17,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 88,000 outlets of commercial banks and banking operations of post offices as of the end of 2013. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 653,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2011	2012	2013
Number of exclusive agents (approximately)	685,000	693,000	653,000
Number of field offices	18,465	17,960	17,536

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 693,000 as of the end of 2012 to 653,000 as of the end of 2013. During 2013, we have attracted some new qualified agents. At the same time, we have continued carrying out performance reviews in 2013, which have led to the departure of a number of exclusive agents with lower productivity. In addition, the market competition for qualified agents has increased due to the new Sales Personnel Rules issued by the CIRC. See “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents.” We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company).

Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we may face sanctions if we retain individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2013, approximately 99.87% of our individual agents had obtained such a certificate.

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

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by implementing our market segmentation sales approach, assigning sales tasks matching the strengths of each individual agent, and providing standardized sales services;

•	motivating our exclusive agents with an improved performance-based compensation scheme;

•	building a more professional exclusive agent force by improving our education and training programs and enhancing our training efforts and increasing the number of qualified exclusive agents;

•	improving the quality of our exclusive agent force by expanding our recruitment program and standardizing our recruitment procedures and admission requirements; and

•	improving the efficiency of our exclusive agents by providing sales support, including improving and expanding the China Life E-Home sales support system nationwide to further enhance their marketing, time management and customer service capabilities.

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

Our direct sales representatives include approximately 3,000 full-time employees and 14,000 agents for group insurance.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 88,000 outlets of commercial banks and banking operations of post offices. Bancassurance is a steady growing channel, and we will continue to dedicate substantial resources to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

We also sell individual products through other newly developed distribution channels including telephone sales and internet-based sales.

The major products sold through our telephone sales channel are individual insurance and health insurance products and supplementary major medical insurance. As a new sales channel developed in recent years, the sales generated by our telephone sales channel have been rapidly increased and we believe that its growth will continue.

We sell short-term insurance products, including tourism, comprehensive accident, traffic, overseas travel, family, student and juvenile insurance products, through our website at www.e-chinalife.com. The number of customers and sales volume of our internet-based sales channel have been steadily increasing over the past several years due to the improvement of the process for internet-based sales business with respect to customer registration and inquiry, product purchase and information checks. We also sell products through the internet-based sales platforms of insurance brokerage companies, insurance agencies and other qualified third-party websites.

Gross written premiums attributable to each distribution channel

Beginning from the year ended December 31, 2011, we started to derive statistics to present gross written premiums attributable to each distribution channel. The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
	in millions
Exclusive agent force	160,588	179,761	197,698
First-year business of long-term insurance	33,051	32,197	31,815
Single	620	415	413
First-year regular	32,431	31,782	31,402
Renewal business	121,838	141,999	160,302
Short-term insurance business	5,699	5,565	5,581
Group distribution channel	12,809	13,562	17,658
First-year business of long-term insurance	2,106	2,165	4,720
Single	1,941	2,002	4,561
First-year regular	165	163	159
Renewal business	664	593	563
Short-term insurance business	10,039	10,804	12,375
Bancassurance channel	144,363	128,863	107,658
First-year business of long-term insurance	112,273	91,524	78,178
Single	96,974	78,151	69,695
First-year regular	15,299	13,373	8,483
Renewal business	32,033	37,283	29,387
Short-term insurance business	57	56	93
Other distribution channels	492	556	3,276
First-year business of long-term insurance	291	225	280
Single	82	8	18
First-year regular	209	217	262
Renewal business	194	324	475
Short-term insurance business	7	7	7
Supplementary major medical insurance business	—	—	2,514

Total	318,252	322,742	326,290

Competition

Our nearest competitors are Ping An Life, New China Life and China Pacific Life.

•	In the individual life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 65% of total individual life insurance premiums in 2012. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the group life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 31% of total group life insurance premiums in 2012. We primarily compete based on the nationwide reach of our sales network, our relationships with large companies and institutions in China, the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 72% of total accident premiums in 2012. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 69% of total health premiums in 2012. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2012, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Individual life premiums market share	Group life premiums market share(1)	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	34%	4%	37%	24%	33%
Ping An Life Insurance Company of China, Ltd. (2)	12%	5%	16%	29%	14%
China Pacific Life Insurance Co. Ltd.	9%	21%	15%	8%	9%
New China Life Insurance Co. Ltd.	10%	1%	4%	8%	10%
Tai Kang Life Insurance Co. Ltd.	7%	1%	5%	4%	6%
Others(3)	28%	68%	23%	27%	28%

Total	100%	100%	100%	100%	100%

(1)	The statistics in the China Insurance Year Book 2013 do not include long-term accident and health insurance products.
(2)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. also include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(3)	Others include: Taiping Life Insurance Co. Ltd., Taiping Pension Co. Ltd., Minsheng Life Insurance Co., Ltd., Sino Life Insurance Co., Ltd., PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co. Ltd., CCB Life Insurance Co. Ltd., Citic-Prudential Life Insurance Co., Ltd., Tianan Life Insurance Co. Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA – CMC Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., American International Assurance Co., Ltd. (China), Cathay Life Insurance Co., Ltd., Allianz China Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Guohua Life Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., An Bang Life Insurance CO., Ltd., Zhongrong Life Insurance Co., Ltd., BoComm Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd, Huatai Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Pearl River Life Insurance Co., td., Jixiang Life Insurance Company Limited, Founder Meiji Yasuda Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd. and ICBC-AXA Assurance Co., LTD.

Source: China Insurance Yearbook 2013

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 61 licensed life insurance companies in China as of December 31, 2011, 67 as of December 31, 2012 and 71 as of December 31, 2013. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

Customer service units

We provide customer support through approximately 2,800 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

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

We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2013, for ten consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Information Industry. We have also obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through regular call quality monitoring and customer satisfaction surveys on the call centers.

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

Our service brand “China Life 1+N” covers all areas of services we provide to our customers, including several types of basic policy-related services and supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” for seven consecutive years.

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

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by risk management bodies at all levels of our organization; expense mechanisms linking payout ratios of short-term insurance policies and expense ratios of branches. Except for some health insurance claims below a certain amount, verification of claims by two staff members is also required. We also periodically provide training to our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.

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

We have also entered into reinsurance agreements separately with the Beijing branch of Munich Reinsurance Company, Mapfre Re, the Shanghai branch of General Re Corporation, the Shanghai branch of Hannover Re and Aetna Life & Casualty (Bermuda) Ltd.

In May 2013, we renewed our catastrophe reinsurance protection in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2013, we had RMB 1,848,681 million (US$305,380 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CIRC and subject to various limitations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2013, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, equity interests of non-listed enterprises and related financial products and other financial products.

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

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets except for investment in real properties, which is separately managed by our real property investment management department. Investment proposals are reviewed by our risk management department for risk assessment and submitted to the investment decision committee for final approval.

AMC, the asset management joint venture established by us and CLIC, manages a substantial part of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”.

The following table summarizes information concerning our investment assets as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011		2012		2013
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	55,985	3.7%	69,452	3.9%	21,330	1.2%
Term deposits	520,793	34.8%	641,080	35.8%	664,174	35.9%
Statutory deposits—restricted	6,153	0.4%	6,153	0.3%	6,153	0.3%
Debt securities, held-to-maturity	261,933	17.5%	452,389	25.3%	503,075	27.2%
Debt securities, available-for-sale	383,527	25.7%	349,590	19.5%	339,986	18.4%
Debt securities, securities at fair value through profit or loss	21,224	1.4%	26,119	1.5%	30,756	1.7%
Debt securities	666,684	44.6%	828,098	46.3%	873,817	47.3%

Loans	61,104	4.1%	80,419	4.5%	118,626	6.4%
Equity securities, available for sale	179,421	12.0%	156,826	8.8%	151,541	8.2%
Equity securities, securities at fair value through profit or loss	2,459	0.2%	7,916	0.4%	3,416	0.2%
Equity securities	181,880	12.2%	164,742	9.2%	154,957	8.4%

Resale agreements	2,370	0.2%	894	0.0%	8,295	0.4%
Investment properties	—	—	—	—	1,329	0.1%

Total investment assets	1,494,969	100%	1,790,838	100%	1,848,681	100%

Average investment assets balance	1,415,607		1,642,904		1,819,760

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

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles for risk management in China’s capital markets. The CIRC allows insurance companies to invest in financial derivative products with the aim to hedge and reduce investment risks. We are considering these alternative ways of investing to further improve our risk management.

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. We are seeking methods to reduce our foreign exchange risks.

Under China’s existing foreign exchange control regulations, the conversion of foreign currencies into the Renminbi requires approval of relevant government agencies. We obtained an approval to settle a portion of our assets held in foreign currencies into the Renminbi in 2005, which partially reduced the foreign exchange risks we are exposed to. Except for the aforementioned approval obtained in 2005, we have not obtained any approval to settle any portion of our assets held in foreign currencies into the Renminbi and there is no guarantee that we will be able to obtain any such approval in the future. If we do not obtain such approval, our ability to manage our foreign exchange risks may be limited. There are few financial products available in China to hedge foreign exchange risks, which substantially limits our ability to manage our foreign exchange risks.

As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our investment yields for the years ended December 31, 2013, 2012 and 2011 were 4.86%, 2.79% and 3.51%, respectively.

The following table sets forth the yields on average assets for each component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2011		2012		2013
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.6%	24,978	4.7%	30,512	4.6%	32,667
Ending assets: cash and cash equivalents		55,985		69,452		21,330
Ending assets: statutory deposits—restricted		6,153		6,153		6,153
Ending assets: term deposits		520,793		641,080		664,174

Ending assets		582,931		716,685		691,657
Debt securities:
Investment income		28,075		32,324		39,739
Net realized gains and impairment on financial assets		444		1,243		385
Net fair value gains/(losses) through profit or loss		(405)		47		(239)

Total	4.4%	28,114	4.5%	33,614	4.7%	39,885
Ending assets		666,684		828,098		873,817
Loans:
Investment income	5.4%	2,658	6.1%	4,339	5.8%	5,773
Ending assets		61,104		80,419		118,626
Equity securities:
Investment income		4,913		5,429		3,987
Net realized gains and impairment on financial assets		(11,652)		(28,119)		5,408
Net fair value gains/(losses) through profit or loss		134		(88)		305

Total	(3.5)%	(6,605)	(13.1)%	(22,778)	6.1%	9,700
Ending assets		181,880		164,742		154,957
Resale agreements:
Investment income	8.3%	98	38.8%	633	12.1%	556
Ending assets		2,370		894		8,295
Investments properties:
Investment income	—	—	—	—	2.1%	14
Ending assets		—		—		1,329
Total investments:
Investment income		60,722		73,243		82,816
Net realized gains and impairment on financial assets		(11,208)		(26,876)		5,793
Net fair value gains/(losses) through profit or loss		337		(313)		137
Income of Investments properties		—		—		14

Business tax and extra charges for investment		(121)		(224)		(230)

Total	3.51%	49,730	2.79%	45,830	4.86%	88,530
Ending assets		1,494,969		1,790,838		1,848,681

(1)	Yields for 2013, 2012 and 2011 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 35.9% of our total investment assets as of December 31, 2013, 35.8% of our total investment assets as of December 31, 2012, and 34.8% of our total investment assets as of December 31, 2011.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2011	2012	2013
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	44,876	92,045	74,932
Due after one year and through five years	453,117	548,435	579,242
Due after five years and through ten years	22,800	600	10,000

Total term deposits	520,793	641,080	664,174

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2011	2012	2013
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	—	13,409	19,644
Agriculture Bank of China	49,100	109,666	135,504
Bank of China	134,700	141,867	145,492
China Construction Bank	18,200	34,750	18,518
Bank of Communications	100,677	99,687	103,292
Other banks	218,116	241,701	241,724

Total term deposits	520,793	641,080	664,174

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 47.3% of our total investment assets as of December 31, 2013, 46.2% of our total investment assets as of December 31, 2012, 44.6% of our total investment assets as of December 31, 2011.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 9.3%, 35.2%, 48.5%, 6.9% and 0.1% of our total available-for-sale debt securities as of December 31, 2013, 12.3%, 38.9%, 39.8%, 9.0% and 0% of our total available-for-sale debt securities as of December 31, 2012, 15.7%, 38.7%, 32.7%, 12.8% and 0% of our total available-for-sale debt securities as of December 31, 2011. Except for a small number of debt securities, which collectively had a carrying value of RMB 610 million (US$101 million) as of December 31, 2013, most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China.

We mainly invest in secured bonds and unsecured bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd, or Chengxin International, and Dagong Global Credit Rating Agency, or Dagong. We also invest in short-term financing bonds rated A-1.

Chengxin International is a member of Moody’s Investors Service Inc., with Moody’s owning 49% equity interest in Chengxin International. Chengxin International created its own rating structures by making reference to the rating structures and experience of Moody’s and Fitch Ratings. AAA is the highest rating. Other approved rating agencies, such as Dagong, have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2011				2012				2013
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	57,969	8.7%	60,325	9.0%	42,004	5.0%	42,946	5.2%	33,519	3.7%	31,435	3.8%
Government agency bonds	146,810	22.0%	148,539	22.2%	139,861	16.8%	135,870	16.4%	136,466	15.1%	119,739	14.4%
Corporate bonds	128,467	19.2%	125,407	18.7%	142,401	17.1%	139,286	16.9%	175,396	19.4%	165,001	19.7%
Subordinated bonds/debt	51,042	7.6%	49,256	7.4%	30,821	3.7%	31,488	3.8%	24,664	2.7%	23,579	2.8%
Others	—	—	—	—	—	—	—	—	238	—	232	—

Total debt securities, available-for-sale	384,288	57.6%	383,527	57.3%	355,087	42.6%	349,590	42.3%	370,283	40.9%	339,986	40.7%

Debt securities, held to maturity:
Government bonds	87,451	13.1%	90,727	13.6%	96,097	11.5%	97,794	11.8%	97,702	10.8%	91,220	10.9%
Government agency bonds	89,631	13.4%	89,509	13.4%	111,759	13.4%	108,166	13.1%	113,618	12.6%	99,122	11.9%
Corporate bonds	6,437	1.0%	6,503	1.0%	83,084	10.0%	82,557	10.0%	131,022	14.5%	124,201	14.9%
Subordinated bonds/debt	78,414	11.7%	77,646	11.6%	161,449	19.4%	162,348	19.6%	160,733	17.7%	150,453	17.9%

Total debt securities, held to maturity	261,933	39.2%	264,385	39.5%	452,389	54.3%	450,865	54.5%	503,075	55.6%	464,996	55.6%

Debt securities, securities at fair value through profit or loss
Government bonds	589	0.1%	589	0.1%	1,703	0.2%	1,697	0.2%	1,551	0.2%	1,489	0.2%
Government agency bonds	4,296	0.6%	4,285	0.6%	6,347	0.8%	6,291	0.8%	4,883	0.5%	4,659	0.6%
Corporate bonds	16,443	2.5%	16,350	2.4%	18,126	2.2%	18,131	2.2%	24,777	2.8%	24,608	2.9%
Total debt securities, securities at fair value through profit or loss	21,328	3.2%	21,224	3.2%	26,176	3.2%	26,119	3.2%	31,211	3.5%	30,756	3.7%

Total debt securities	667,549	100%	669,136	100%	833,652	100%	826,574	100%	904,569	100%	835,738	100%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2011		2012		2013
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	5,621	5,631	7,857	7,863	20,921	20,961
Due after one year and through five years	71,973	72,451	125,670	127,103	184,017	178,451
Due after five years and through ten years	189,920	192,742	229,469	229,995	235,299	222,004
Due after ten years	378,705	377,087	444,480	435,494	433,121	383,566

Total debt securities, excluding those at fair value through profit or loss	646,220	647,912	807,476	800,455	873,358	804,982

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 80% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2013, the total amount of our policy loans was RMB 60,176 million (US$9,940 million), and represented 3.26% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans. During the year of 2011, we made investments in 15 debt investment plans with a total investment amount of RMB 15,913 million. We also increased our investment amount in the South-to-North Water Diversion (Phase I) debt investment plan, in which we made investments in 2010, from RMB 76 million to RMB 380 million. During the year of 2012, we made investments in 15 debt investment plans with a total investment amount of RMB 9,456 million. We also increased our investment amount in the South-to-North Water Diversion (Phase II) debt investment plan, in which we made investments in 2011, from RMB 213 million to RMB 2,500 million. For the year ended December 31, 2013, the total amount of our investment in debt investment plans was RMB 55,107 million (US$9,103 million), and had a total investment proceeds from such plans of approximately RMB 2,793 million (US$461 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges. As of December 31, 2013, our investment in securities investment funds was RMB 58,991 million (US$9,745 million) and represented 3.2% of our total investment assets as of that date.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2011		2012		2013
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	80,223	92.9%	54,104	91.4%	54,109	91.7%
Closed-end	6,104	7.1%	5,103	8.6%	4,882	8.3%

Total	86,327	100%	59,207	100%	58,991	100%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2013, the total amount of our investment in common stocks was RMB 79,727 million (US$13,170 million), and represented 4.3% of our total investment assets as of that date. As of December 31, 2012, the total amount of our investment in common stocks was RMB 102,089 million, and represented 5.7% of our total investment assets as of that date. As of December 31, 2011, the total amount of our investment in common stocks was RMB 95,553 million, and represented 6.4% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 8,295 million (US$1,370 million) as of December 31, 2013, RMB 894 million as of December 31, 2012, and RMB 2,370 million as of December 31, 2011.

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

	As of December 31,
	2011		2012		2013
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	2,592	15.0%	2,947	13.7%	3,267	13.0%
China Guangfa Bank Co., Ltd.	13,588	78.8%	15,752	73.5%	17,704	70.6%
Bank of Hangzhou	650	3.8%	650	3.0%	571	2.3%
China UnionPay	300	1.7%	300	1.4%	718	2.9%
Bohai Industrial Investment Fund Management Co., Ltd	5	0.0%	5	0.0%	5	0.0%
China Life Yuantong Property Company Limited	114	0.7%	475	2.2%	538	2.1%
COFCO Futures Co., Ltd.	—	—	1,340	6.2%	1,401	5.6%
Beijing Longxilijing Real Estate Development Co., Ltd.	—	—	—	—	52	0.2%
Shanghai Poly Jianhao Commercial Investment Co., Ltd.	—	—	—	—	835	3.3%

Total	17,249	100%	21,469	100%	25,091	100%

Since 2011, we have been permitted to make private equity investments without the CIRC approval for each investment as long as the total amount of our investments are below specified cap approved by the CIRC. We made our first private equity fund investment in 2011 in the second Renminbi fund sponsored by Hony Capital, a leading Chinese private equity firm, with a capital commitment of RMB 1.5 billion. In 2012, we made our second private equity fund investment in CITIC Private Equity Fund III sponsored by CITIC Private Equity Funds Management Co., Ltd., with a capital commitment of RMB 2,000 million. In 2013, we invested in China Life (Suzhou) Urban Development Industry Investment Enterprise with a capital commitment of RMB 5 billion (US$826 million) and China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise with a capital commitment of RMB 1 billion (US$165 million).

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

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. AMC has a registered capital of RMB 3 billion.

As of and for the year ended December 31, 2013, AMC had total assets of RMB 5,940 million (US$981 million), net assets of RMB 5,172 million (US$854 million) and net profit of RMB 657 million (US$109 million).

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

As of and for the year ended December 31, 2013, CLPCIC had total assets of RMB 37,359 million (US$6,171 million), net assets of RMB 8,167 million (US$1,349 million) and net profit of RMB 535 million (US$88 million).

Our board of directors passed a resolution on March 25, 2014 proposing for approval at the annual general meeting a capital injection into CLPCIC. If approved, we will inject RMB 2.8 billion (US$463 million) and CLIC will inject RMB 4.2 billion (US$694 million) into CLPCIC. After the capital injection, the registered capital of CLPCIC would be increased to RMB 15 billion (US$2.5 billion).

Pension Insurance Business

In January 2007 we, CLIC and AMC established a pension insurance joint venture, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In June 2008, the registered capital of China Life Pension was increased from RMB 600 million to RMB2,500 million. China Life Pension is currently held 87.4%, 6.0%, 4.8% and 1.8% by us, CLIC, AMC and China Credit Trust Company Limited, respectively.

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of and for the year ended December 31, 2013, China Life Pension had total assets of RMB 1,440 million (US$238 million), net assets of RMB 1,168 million (US$193 million) and net losses of RMB 234 million (US$39 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,674 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2013, we continued to increase our investment in information technology development. We promoted the application of the management system for supplementary major medical insurance and the unified work platform for claims management to provide better insurance service to our customers.

In 2013, our data center in Shanghai was successfully launched for use. We continued the construction of our new research and development center in Beijing.

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

Restriction of ownership in joint stock insurance companies

Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CIRC. A filing with the CIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Unless otherwise approved by the CIRC, equity interests held by a single shareholder (including its related parties) must not exceed 20% of the total equity of a single insurance company; however, subject to the fulfillment of certain conditions and with the approval of the CIRC, the shareholding ratio of a single shareholder (including its related parties) in a single insurance company may be more than 20% but may never exceed 51%. The combined equity interests held by foreign investors may not exceed 50% of the total equity of a single life insurance company.

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

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning on August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed rates of return of ordinary personal insurance products, and such guaranteed rates of return can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning on August 5, 2013, if the guaranteed rate of return of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC which varies depending on product, the insurance company must file the relevant information of the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CIRC for approval.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. Participating products may not be sold or modified without the prior approval of the CIRC, and CIRC regulations govern disclosures that may be made regarding participating products. Insurance companies offering participating products are required to file an annual report with the CIRC. The insurance company is also required to provide a performance report to the holders of its participating products at least once a year, setting forth specified financial and other information regarding the products. Under the relevant requirements of the CIRC, the assumed interest rate of a participating product may not exceed 2.50%.

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Universal products may not be sold or modified without the prior approval of the CIRC. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with the CIRC. Under the relevant requirements of the CIRC, the minimum guaranteed interest rate of a universal product must not exceed 2.50%.

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

Regulation of variable annuity insurance. Variable annuity insurance is a type of insurance where the policy benefits are associated with the price of the investment unit in the linked investment account, and a minimum amount of policy benefits is guaranteed as stipulated in the insurance agreement. Under variable annuity insurance, the insurance company is obliged to pay an annuity or offer an option for the conversion of the insurance proceeds to be annuitized upon maturity. Variable annuity products may not be sold or amended without the prior approval of the CIRC. Variable annuity products must be sold and disclosed in accordance with the requirements of the CIRC.

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

Regulation of health insurance. Subject to approval by the CIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term health insurance products.

Regulation of accidental injury insurance. Accidental injury insurance is a type of insurance that uses death or disability caused by accidents or physical injuries stipulated in the insurance agreement as a condition for paying insurance proceeds. Accidental injury insurance products must be developed and managed by the headquarters of the insurance company and filed with the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term accident insurance products they offer.

Regulation of foreign exchange denominated insurance. Insurance companies may seek approval from the CIRC and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses, allowing them to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Regulation of supplementary major medical insurance. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their medical expenses which are in excess of the maximum amounts covered by the basic social medical insurance as long as such medical expenses are caused by the diseases covered by the basic social medical insurance. The Chinese government has launched pilot supplementary major medical insurance programs in specified areas in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Insurance companies are required to apply to the CIRC for the qualification to engage in such business. Supplementary major medical insurance products must be filed with the CIRC.

Regulation of investments

Permitted investments. As a Chinese life insurance company, we are subject to restrictions under the PRC Insurance Law and other related rules and regulations on the asset categories and percentages in which we are permitted to invest. On January 23, 2014, the CIRC issued a notice classifying the assets that insurance companies may invest in five broad categories: current assets, fixed-income assets, equity assets, property assets and other financial assets. The notice further specifies the amounts in percentages that may be invested in each asset category, the percentages that correspond to concentration risks for investing in a single item and counter-party, and risk monitoring requirements and early warning mechanisms with respect to liquidity, financing scale and asset classes.

Asset categories, investment and concentration risk regulatory percentages. Currently, Chinese life insurance companies are allowed to invest their funds in the following asset categories, subject to the satisfaction of conditions prescribed for each form of investment

Regulatory Percentage(1)
Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage
Current assets	Current assets refer to cash reserves, deposits payable on demand, and highly-liquid assets with shorter terms and less risk of changes in value that can be readily converted into a definite amount of cash.	Domestic items mainly include cash, current deposits, bank call deposits, insurance asset management products on the monetary market, and government bonds, quasi-government bonds and reverse repurchase agreements with residual maturities of one year or less. Overseas items mainly include bank current deposits, monetary market funds, overnight lending, commercial bills, bank bills, negotiable certificates of deposit, reverse repurchase agreements, short-term government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of one year or less, as well as other tools or products recognized by the CIRC in this category.	None.	The total outstanding investments by an insurance company in a single legal person(2) must not exceed 20% of the total assets(3) of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Fixed-income assets	Fixed-income assets refer to assets characterized by a definite maturity date and payments of interest and principal according to pre-determined interest rates and payment methods, as well as other assets whose main value is dependent on the changes in the value of the aforesaid assets.	Domestic items mainly include time deposits, negotiated deposits, bond funds, fixed-income insurance asset management products, financial institution (company) bonds, non-financial institution (company) bonds and government bonds and quasi-government bonds with residual maturities of more than one year. Overseas items mainly include time deposits, structured deposits with bank guaranteed commitments, securities investment funds with fixed-income commitments, government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of more than one year, as well as other tools or products recognized by the CIRC in this category.	None.

The book balance of investment by an insurance company in a single fixed-income asset(4) must not exceed 5% of the total assets of the insurance company as at the end of the last quarter, excluding investments in domestic central government bonds, quasi-government bonds and bank deposits.

The total outstanding investment by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds and equity investments in insurance enterprises with proprietary funds).

Regulatory Percentage(1)
Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage
Equity assets

Equity assets include both listed and unlisted equity assets.

Listed equity assets refer to the ownership certificate representing the equity or other residual income rights of enterprises that are publicly listed and traded on stock exchanges or financial asset markets, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.

Unlisted equity assets refer to the equity or other residual income rights of enterprises that are established and registered but are not publicly listed on exchanges, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.

Domestic items of listed equity assets mainly include shares, equity funds, hybrid funds and equity insurance asset management products. Overseas items of listed equity assets mainly include ordinary shares, preferred shares, global depositary receipts, American depositary receipts and equity securities investment funds, as well as other tools or products recognized by the CIRC in this category.

Domestic and overseas items of unlisted equity assets mainly include equities of unlisted companies, equity investment funds and other related financial products, as well as other tools or products recognized by the CIRC in this category.

The total book balance of investments by an insurance company in equity assets must not exceed 30% of the total assets of the insurance company as at the end of the last quarter, and the book balance of significant equity investments must not be higher than the net assets of the insurance company as at the end of the last quarter. The book balance does not include the equity of any insurance enterprise as invested by the insurance company with its proprietary funds.

The book balance of investments by an insurance company in a single equity asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter, excluding significant equity investments and investments in the equity of any insurance enterprises by the insurance company with its proprietary funds.

The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Property assets	Property assets refer to purchased or invested land, structures and other land attachments, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.	Domestic items mainly include real estate, infrastructure investment schemes, property investment schemes, property insurance asset management products and other property related financial products. Overseas items mainly include commercial properties, office properties and real estate investment trusts (REITs), as well as other tools or products recognized by the CIRC in this category.

The total book balance of investments by an insurance company in property assets must not exceed 30% of the total assets of the insurance company as at the end of the last quarter. The book balance does not include the properties purchased by the insurance company for its own use.

The book balance of the properties purchased by an insurance company for its own use must not exceed 50% of the net assets of the insurance company as at the end of the last quarter.

The book balance of investments by an insurance company in a single property asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter, excluding properties purchased for its own use.

The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds and equity investments in insurance enterprises with proprietary funds).

Regulatory Percentage(1)
Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage
Other financial assets	Other financial assets refer to other kinds of assets that are distinctively different from all the foregoing categories of assets, including in terms of risk-return characteristics, liquidity and other characteristics, and cannot be classified into any of the foregoing categories.	Domestic items mainly include financial products by commercial banks, asset-backed securities offered by banking financial institutions, trust schemes of collective funds offered by trust companies, special asset management schemes offered by securities companies, project asset-backed schemes offered by insurance asset management companies and other insurance asset management products. Overseas items mainly include structured deposits without bank guaranteed commitments, as well as other tools or products recognized by the CIRC in this category.	The total book balance of investments by an insurance company in other financial assets must not exceed 25% of the total assets of the insurance company as at the end of the last quarter.

The book balance of investments by an insurance company in a single other financial asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter, excluding purchase of insurance asset management products within its group.

The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets and 20 emerging markets in accordance with the relevant requirements of the CIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

(1)	When calculating the regulatory percentages for each asset category, an insurance company is required to combine its domestic and overseas investments in assets of the category on a consolidated basis.
(2)	A single legal person refers to a single fund-raising party with legal person status that establishes a direct creditor-debtor or shareholder relationship with an insurance company due to the latter’s investment therein.
(3)	Total assets exclude the balance of the funds raised from bond repurchases and the amount of assets under independent accounts (including investment-linked life insurance products, variable annuity products, health care entrusted management products, pension insurance entrusted management products and investment-oriented non-life insurance products without pre-agreed returns).
(4)	Single asset investments refer to the investments in a single specific item under any category of investment assets. Where an investment product is issued in several phases, the book balance of the investment in a single asset is the sum of the investments in each phase.

Investment risk monitoring percentages. To alleviate the risks associated with liquidity and high volatility of assets, an insurance company that experiences any of the following circumstances is required to report to the CIRC in a timely manner, and the CIRC will closely monitor the operation of the insurance company and disclose the related information to the public when necessary:

•	Liquidity monitoring. The total book balance of investments by an insurance company in current assets and government bonds and quasi-government bonds with residual maturities of one year or longer is lower than 5% of the total assets of the insurance company as at the end of the last quarter.

•	Financing leverage monitoring. The total outstanding borrowings (including inter-industry lending and bond repurchases) of an insurance company exceed 20% of the total assets of the insurance company as at the end of the last quarter.

•	Monitoring of different categories of assets. The total book balance of investments by an insurance company in domestic bonds with a long-term credit rating of AA or lower as rated by domestic credit rating agencies exceeds 10% of the total assets of the insurance company as at the end of the last quarter, or the total book balance of investments in equity assets exceeds 20% of the total assets of the insurance company as at the end of the last quarter, or the total book balance of investments in property assets exceeds 20% of the total assets of the insurance company as at the end of the last quarter, or the total book balance of investments in other financial assets exceeds 15% of the total assets of the insurance company as at the end of the last quarter, or the total book balance of outstanding overseas investments exceeds 10% of the total assets of the insurance company as at the end of the last quarter.

•	The book balance of a single inter-group insurance asset management product purchased by an insurance company exceeds 5% of the total assets of such insurance company as at the end of the last quarter.

Financial derivative products. Apart from the regulations on the five asset categories described above, the CIRC has separately issued a series of rules governing the operation of domestic and overseas trading of derivative products by an insurance company. Financial derivative products are financial contracts whose value is determined by one or more types of underlying assets, indices or certain events. Typical financial derivative products include forwards, futures, options and swaps.

Insurance companies may participate in derivatives transactions only for the purpose of hedging or averting risks, and not for the purpose of speculation. Legitimate purposes include hedging or averting risks of current assets and liabilities, or the company as a whole, and hedging the risk of assets scheduled to be bought within the next month, or locking in future transaction prices.

“Assets scheduled to be bought”, as used above, refers to assets that an insurance institution has decided to buy after going through its investment decision-making process. If the assets are not bought within one month of the decision date, or the plan was aborted within the aforementioned period, the insurance institution must terminate, liquidate or unwind the relevant derivative upon the expiration of the prescribed period or within five trading days of such decision.

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

The minimum capital of a life insurance company is the sum of its minimum capital for its short-term business (policies having a term of one year or less from the date of issuance) and the minimum capital for its long-term business (policies having a term of more than one year from the date of issuance). The standard for calculation of the minimum capital was further revised by the CIRC in January 2010. In January 2013, the CIRC issued the standard for calculation of the minimum capital for supplementary major medical insurance. In August 2013, the standard for calculation of the minimum capital with respect to the total sums at risk under long term life insurance policies was further revised by the CIRC.

The minimum capital for a life insurance company’s short-term business is the sum of the minimum capital for supplementary major medical insurance and the higher of:

•	18% of the portion of net premiums received in the most recent fiscal year net of business tax and other surcharges which is not in excess of RMB 100 million, plus 16% of the portion which is in excess of RMB 100 million; and

•	26% of the portion of the average annual claims payments during the most recent three fiscal years which is not in excess of RMB 70 million, plus 23% of the portion which is in excess of RMB 70 million.

The minimum capital for its long-term business is the sum of:

•	4% of the period-end reserves for insurance risks after unbundling of mixed insurance contracts;

•	4% of the period-end reserves for insurance contracts;

•	1% of the liabilities for other risks after unbundling of investment-linked insurance contracts and variable annuity insurance contracts;

•	4% of the liabilities for other risks after unbundling of other mixed insurance contracts;

•	4% of the liabilities for insurance policies which do not pass the tests for significant insurance risks;

•	0.15% of the total sums at risk under life insurance contracts;

•	0.24% of the total sums at risk under health insurance contracts;

•	0.06% of the total sums at risk under accident insurance contracts; and

•	0.3% of the total sums at risk under other insurance contracts.

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

Insurance companies are required to calculate and report annually and quarterly to the CIRC their solvency level. In addition, an insurance company must submit a report to the CIRC within five business days after becoming aware of the inadequacy of its solvency ratio, and must formulate a solvency ratio compliance program, take measures to return its solvency ratio to an adequate level, and submit the compliance program to the CIRC.

As of December 31, 2013, our solvency ratio was approximately 226.22%.

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

Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the CIRC in a timely manner any major risks, and include in its annual report an annual risk evaluation report reviewed by the board of directors. In addition, as required by the CIRC, an insurance company that conducts certain activities, such as direct share investments, equity investments, real estate investments, investments in unsecured bonds, development of infrastructure investment schemes and real estate investment schemes and use of derivatives, must have at least two qualified risk officers. Where an insurance company decides to change a risk officer, impose disciplinary sanctions on a risk officer, dismiss a risk officer or terminate the employment of a risk officer, the insurance company must replace such risk officer within 10 business days from the date of the decision, and report to the CIRC the reasons for such replacement.

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

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required to submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. In August 2010, the CIRC issued new rules governing internal control of insurance companies. Under the new rules, an insurance company must establish an internal control evaluation system, and by April 30 of each year, submit to the CIRC an evaluation report on its internal control.

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

Regulation of issuance of subordinated debt

Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debt. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest. Since March 15, 2013, a qualified insurance group (or holding) company is also allowed to issue subordinated debt in accordance with the relevant requirements of the CIRC.

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

Business operations

An insurance asset management company may conduct the following businesses: (1) managing funds in Renminbi or other foreign currencies entrusted to it, including insurance funds, funds of pension, annuity and housing provident institutions, as well as funds of other qualified investors that are capable of identifying and undertaking corresponding risks; (2) managing and operating its own insurance funds in Renminbi or foreign currencies; (3) as trustee, carrying out asset management business appointed by and on behalf of the trustor, or developing asset management products for the interest of the beneficiary or for specific purposes and carrying out asset management business; (4) applying to relevant financial regulatory authorities to carry out publicly-raised asset management business in accordance with the law, provided that relevant conditions are met; (5) as approved by the CIRC, issuing relevant asset management products to domestic insurance groups or holding companies, insurance companies, insurance asset management companies and other qualified investors capable of identifying and bearing the applicable risk; and (6) other businesses approved by the CIRC or other departments of the State Council.

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

An individual agent is an individual selling insurance products as agent for an insurer. Individual agents are required to meet the qualification requirements prescribed by the CIRC and obtain a qualification certificate from the CIRC and a practicing license from the employing insurance company or agency before practicing.

Approximately 99.87% of our individual agents hold a CIRC qualification certificate and a practicing license from us. On January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, effective from July 1, 2013. Under these regulations, insurance companies are prohibited from retaining individual agents without CIRC qualification certificates or practice certificates as agents. In addition, qualification requirements for individual agents were further enhanced, including raising the minimum degree requirement from junior high school to college. Insurance companies are required to assume management responsibilities for their individual agents. Insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be subject to an order to correct their misconduct, warned and fined up to RMB 30,000, and the responsible individual agents will also be warned by the CIRC and fined up to RMB 10,000.

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

C.         ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited	The People’s Republic of China	92.2%(3) (directly and indirectly through affiliate)

China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

China Life (Suzhou) Pension and Retirement Investment Company Limited	The People’s Republic of China	100% (directly)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 87.4% and AMC, which is 60% owned by us, owns 4.8%
(4)	AMC, which is 60% owned by us, owns 85.03%

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2013, we owned and leased 3,902 and 13,312 properties, respectively, and had 244 properties under construction. Among the 3,902 properties owned by us, 1,770 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. As of June 30, 2013, eight properties owned by us were recognized as investment properties, among which seven were recognized as fixed assets and one was recognized as property under construction.

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

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual life insurance, group life insurance, accident insurance and health insurance and supplementary major medical insurance products. We had nearly 177 million individual and group life insurance policies, annuity contracts and long-term health insurance policies in force as of December 31, 2013. We also offer accident and short-term health insurance policies to individuals and groups.

We report our financial results according to the following four principal business segments:

•	Individual life insurance, which offers participating and non-participating life insurance and annuities to individuals. The financial results of our individual long-term health and long-term accident insurance business are also reflected in our individual life insurance business segment. Our individual life insurance business comprises long-term products, including long-term health and long-term accident insurance products, meaning products having a term of more than one year at the date of their issuance.

•	Group life insurance, which offers participating and non-participating life insurance and annuities products to companies and institutions. The financial results of our group long-term health and long-term accident insurance business are also reflected in our group life insurance business segment. Our group life insurance business comprises long-term products.

•	Short-term insurance, which offers short-term accident insurance and health insurance to individuals and groups. Our short-term insurance businesses comprise short-term products, meaning products having a term of one year or less at the date of their execution.

•	Supplementary major medical insurance, which reimburses policyholders for a certain percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 326,290 million (US$53,899 million) and net profit of RMB 25,008 million (US$4,131 million) for the year ended December 31, 2013. Our principal business segments had the following results:

•	Individual life insurance had total gross written premiums of RMB 303,660 million (US$50,161 million) in 2013.

•	Group life insurance had total gross written premiums of RMB 2,060 million (US$340 million) in 2013.

•	Short-term insurance had total gross written premiums of RMB 18,056 million (US$2,983 million) in 2013.

•	Supplementary major medical insurance had total gross written premiums of RMB 2,514 million (US$415 million) in 2013.

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

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 77.7% of total revenues in 2013.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and realized and unrealized gains and losses accounted for 21.2% of total revenues in 2013.

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

Our profitability depends principally on our ability to price and manage risk on insurance and annuity products, our ability to maximize the return on investment assets, our ability to attract and retain customers, and our ability to manage expenses. In particular, factors affecting our profitability include:

•	our ability to design and distribute products and services and to introduce new products which gain market acceptance on a timely basis;

•	our ability to price our insurance and investment products at levels that enable us to earn a margin over the costs of providing benefits and the expense of acquiring customers and administering those products;

•	our returns on investment assets;

•	our mortality and morbidity experience, which affects our insurance reserves;

•	our lapse experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;

•	our cost of administering insurance contracts and providing customer services;

•	our ability to manage liquidity, price and credit risk in our investment portfolio and to manage duration risk in our asset and policy portfolios through asset-liability management; and

•	changes in regulations.

In addition, other factors, such as competition, securities market conditions, taxes and general economic conditions, affect our profitability.

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap for participating and universal life insurance products is 2.50% and the 2.50% cap has been removed for non-participating life insurance policies issued on or after August 5, 2013. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. During 2012, the PBOC reduced the interest rates twice. As a result, the interest rate on one-year term deposits was reduced from 3.50% to 3.00%. From the beginning of the year 2013 to the date of this annual report, the interest rates announced by the PBOC remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. If the interest rates were to be increased, but we did not raise the cap on the rate we may pay on our products, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

Sustained levels of high or low interest rates also may affect the relative popularity of our various products. For example, the popularity of our participating endowment products is partially driven by the protracted comparatively low interest rate environment in China during the past several years and the 2.50% cap set by the CIRC on the guaranteed rates of return we may apply before August 5, 2013. The investment nature of the product, including the enhanced yield by means of dividends, has proven to be attractive to China’s insurance buyers.

For further information on our exposure to interest rate risk, see “Item 11 Quantitative and Qualitative Disclosure about Market Risk—Interest Rate Risk” and Note 4 to our consolidated financial statements included elsewhere in this annual report.

Investments

As an insurance company, we have been permitted to invest in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets. However, we are limited by Chinese law and regulations in the maximum amount that we may invest in each type of assets. See “Item 4. Information on the Company—Business Overview—Investments” and “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our material concentration risks relate to our investments in bank deposits and Chinese government securities.

The limitations on the maximum amount that we may invest in each type of asset affects the investment returns we are able to generate and subjects us to various risks that we would not, or to a lesser extent, be subject to if we were not subject to those limitations. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with the gradual easing of the investment restrictions imposed on insurance companies in China, such as the increase of the maximum amount that we may invest in equity interests and real properties, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges, which are included in net realized gains and impairment on financial assets, for the years ended December 31, 2011, 2012 and 2013.

	For the year ended December 31,
	2011	2012	2013	2013
	(RMB in millions)			US$
Debt securities	11	51	—	—
Equity securities	(12,924)	(31,094)	(3,803)	(628)

Total	(12,913)	(31,043)	(3,803)	(628)

During the year ended December 31, 2013, we recognized impairment expense of RMB 3,803 million (US$628 million) of available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2012, we recognized impairment expense of RMB 31,094 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2011, we recognized impairment expense of RMB 12,924 million of available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2013, no previously recognized impairment losses in debt securities was reversed. During the year ended December 31, 2012, RMB 51 million of previously recognized impairment losses in debt securities was reversed. During the year ended December 31, 2011, RMB 11 million of previously recognized impairment losses in debt securities was reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011		2012		2013
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	57,969	60,325	42,004	42,946	33,519	31,435
Government agency bonds	146,810	148,539	139,861	135,870	136,466	119,739
Corporate bonds	128,467	125,407	142,401	139,286	175,396	165,001
Subordinated bonds/debt	51,042	49,256	30,821	31,488	24,664	23,579
Other	—	—	—	—	238	232

Subtotal	384,287	383,527	355,087	349,590	370,283	339,986

Equity securities
Funds	108,159	84,767	65,864	57,019	57,760	58,052
Common stocks	110,719	93,384	95,429	96,361	72,770	77,250
Other	1,312	1,270	3,614	3,446	16,026	16,239
Subtotal	220,190	179,421	164,907	156,826	146,556	151,541

Total	604,477	562,948	519,994	506,416	516,839	491,527

We had gross unrealized gains of RMB 14,041 million (US$2,319 million) and gross unrealized losses of RMB 35,170 million (US$5,810 million) as of December 31, 2013. We had gross unrealized gains of RMB 21,859 million and gross unrealized losses of RMB 12,061 million as of December 31, 2012. We had gross unrealized gains of RMB 15,314 million and gross unrealized losses of RMB 41,256 million as of December 31, 2011. The unrealized losses as of December 31, 2013 related primarily to the decrease of the fair value of debt securities caused by the increasing debt yield curve in China.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2013, 2012 and 2011.

As of December 31, 2013	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	8,777	4,444	17,301	30,522
Carrying amounts	161,296	38,911	112,752	312,959
Unrealized losses as a percentage of carrying amounts	5.44%	11.42%	15.34%	9.75%
Equity securities
Unrealized losses	3,681	967	—	4,648
Carrying amounts	54,306	4,023	—	58,329
Unrealized losses as a percentage of carrying amounts	6.78%	24.05%	—	7.97%
Total
Total unrealized losses	12,458	5,411	17,301	35,170
Total carrying amounts	215,602	42,934	112,752	371,288
Unrealized losses as a percentage of carrying amounts	5.78%	12.60%	15.34%	9.47%

As of December 31, 2012	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	2,150	644	7,002	9,796
Carrying amounts	128,425	17,930	83,477	229,832
Unrealized losses as a percentage of carrying amounts	1.67%	3.59%	8.39%	4.26%
Equity securities
Unrealized losses	1,751	514	—	2,265
Carrying amounts	12,738	9,165	—	21,903
Unrealized losses as a percentage of carrying amounts	13.74%	5.61%	—	10.34%
Total
Total unrealized losses	3,901	1,158	7,002	12,061
Total carrying amounts	141,163	27,095	83,477	251,735
Unrealized losses as a percentage of carrying amounts	2.76%	4.28%	8.39%	4.79%

As of December 31, 2011	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	947	687	6,973	8,607
Carrying amounts	19,044	24,114	120,169	163,327
Unrealized losses as a percentage of carrying amounts	4.97%	2.85%	5.80%	5.27%
Equity securities
Unrealized losses	17,891	14,759	—	32,649
Carrying amounts	78,060	43,158	—	121,218
Unrealized losses as a percentage of carrying amounts	22.92%	34.20%	—	26.93%
Total
Total unrealized losses	18,837	15,446	6,973	41,256
Total carrying amounts	97,104	67,273	120,169	284,546
Unrealized losses as a percentage of carrying amounts	19.40%	22.96%	5.80%	14.50%

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

When the decline in value is considered an impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, and available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realized gains and impairment on financial assets in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity investments are not reversed. See “—Critical Accounting Policies”.

As of December 31, 2013, our total investment assets were RMB 1,848,681 million (US$305,380 million) and the investment yield for the year ended December 31, 2013 was 4.86%. The investment yield primarily reflected the increase in interest income and spread income, and the decrease in impairment losses. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2012, our total investment assets were RMB 1,790,838 million and the investment yield for the year ended December 31, 2012 was 2.79%. The investment yield primarily reflected the increase in impairment losses resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2011, our total investment assets were RMB 1,494,969 million and the investment yield for the year ended December 31, 2011 was 3.51%. The investment yield primarily reflected the increase in the interest income and the increase in impairment losses resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets.

We calculate the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2011, 2012 and 2013 by type of product in our individual life insurance business, group life insurance business and accident and health insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2011	2012	2013	2013	(2011-2013)
	RMB	RMB	RMB	US$
Individual life insurance business(1)
Whole life and term life insurance:
Gross written premiums	40,233	40,210	46,481	7,678	7.48%
Endowment:
Gross written premiums	221,925	227,770	209,034	34,530	(2.95)%
Annuities:
Gross written premiums	39,854	37,861	48,145	7,953	9.91%
Group life insurance business(1)
Whole life and term life insurance:
Gross written premiums	418	466	571	94	16.88%
Annuities:
Gross written premiums	20	3	1,489	246	762.84%
Short-term insurance business(2)
Accident gross written insurance premiums	8,766	9,527	10,623	1,755	10.08%
Health gross written insurance premiums	7,036	6,905	7,433	1,228	2.78%
Supplementary major medical insurance business
Gross written premiums	—	—	2,514	415	100%

(1)	Including long-term health and accident products.
(2)	Including short-term health and accident products.

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

Critical Accounting Policies

We prepared the consolidated financial statements under the historical cost convention, except for financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain property, plant and equipment at deemed cost during restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying our accounting policies. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates.

Reserves for Long-term Insurance Contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

We use the discounted cash flow method to estimate the reserves for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions, and based on the following principles:

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

(ii)	Additional non-guaranteed benefits, such as policyholder dividends; and

(iii)	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of future inflation and our expense management.

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-37 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises of risk margin and a residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs by us representing Day 1 gain and will be amortized over the life of contracts. For insurance contracts in which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to the policyholders. For insurance contracts in which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.50% to 5.00% as at December 31, 2011, from 4.80% to 5.00% as at December 31, 2012 and from 4.80% to 5.00% as at December 31, 2013, respectively.

For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, we use a discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranged from 2.65% to 5.66% as at December 31, 2011, from 3.12% to 5.61% as at December 31, 2012 and from 3.47% to 5.74% as at December 31, 2013, respectively.

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

We base our mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect our recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions could expose us to longevity risk.

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

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as further inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the current information obtained at the end of each balance sheet date. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2011, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2012 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2013, respectively, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future macro-economic factors, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information obtained at the end of each reporting period.

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

We adopted a consistent process to determine assumptions for the insurance contracts, which are detailed in Note 14 to our consolidated financial statements included elsewhere in this annual report.

Universal Life Contracts and Unit-linked Contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components; and

•	Non-insurance components.

The insurance components are accounted for as insurance contracts and follow the existing reserves calculation methodology as allowed under IFRS 4 Insurance Contracts for insurance contracts, and the non-insurance components are accounted for as investment contracts, which are recognized in the investment contracts.

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

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that we intend to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

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

In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains and impairment on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed through the net profit.

As of December 31, 2013, debt securities of RMB 183,692 million (US$30,344 million) contain guarantees issued by third parties and, of those, 68.8% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 82.6% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

Term deposits, loans and securities purchased or sold under agreements to resell or repurchase. The carrying amounts of these assets in the consolidated statements of financial position approximate fair values.

Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and, through the use of widely accepted valuation models, provide a theoretical quote on various securities.

We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2013, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2013, RMB 214,543 million of RMB 217,149 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

Management subjects the fair values provided by valuation service providers to a number of validation procedures. These procedures include a review of the valuation models utilized, as well as our own test recalculation of the prices obtained from the pricing service at each reporting date.

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

Deferred taxation

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

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

Recently Issued Accounting Standards

The following standards and amendments are mandatory for the first time for the financial year beginning on 1 January 2013.

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 1 Amendment (i)	Clarification of the requirement for comparative information	1 January 2013
IAS 19 (Revised)	Employee Benefits	1 January 2013
IAS 27 (Revised)	Separate Financial Statements	1 January 2013
IAS 28(Revised)	Investments in Associates and Joint Ventures	1 January 2013
IAS 32 Amendment (i)	Financial instruments: Presentation –Tax effects of distributions to holders of equity instruments	1 January 2013
IFRS 7 Amendment	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

(i)	These two amendments belong to Annual Improvement 2011.

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.6%, 2.6%, 5.4%, 3.3% and (0.7%) in 2013, 2012, 2011, 2010 and 2009, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Total Revenues	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Net premiums earned	322,126	324,813
Individual life insurance business	305,732	303,431
Group life insurance business	465	2,055
Short-term insurance business	15,929	16,952
Supplementary major medical insurance business	—	2,375
Investment income	73,243	82,816
Investment income from securities at fair value through profit or loss	1,567	1,542
Investment income from available-for-sale securities	20,992	19,596
Investment income from held-to-maturity securities	15,194	22,588
Investment income from bank deposits	30,512	32,667
Investment income from loans	4,339	5,773
Other investment income	639	650
Net realized gains and impairment on financial assets	(26,876)	5,793
Net fair value gains/(losses) through profit or loss	(313)	137
Other income	3,305	4,324

Total	371,485	417,883

Net Premiums Earned

Net premiums earned increased by RMB 2,687 million, or 0.8%, to RMB 324,813 million in 2013 from RMB 322,126 million in 2012.

Individual Life Insurance Business

Net premiums earned from individual life insurance business decreased by RMB 2,301 million, or 0.8%, to RMB 303,431 million in 2013 from RMB 305,732 million in 2012. This was primarily due to the adjustment of the bancassurance business structure.

Group Life Insurance Business

Net premiums earned from group life insurance business increased by RMB 1,590 million, or 341.9%, to RMB 2,055 million in 2013 from RMB 465 million in 2012. This was primarily due to an increase in premiums earned from the group annuity insurance business.

Short-term Insurance Business

Net premiums earned from short-term insurance business increased by RMB 1,023 million, or 6.4%, to RMB 16,952 million in 2013 from RMB 15,929 million in 2012. This was primarily due to our efforts on making adjustments to the business structure and motivating local branches in acquiring new business.

Supplementary Major Medical Insurance Business

We started supplementary major medical insurance business at some provinces and cities which launched supplementary major medical insurance pilot programs in 2013.

Investment Income

Investment income increased by RMB 9,573 million, or 13.1%, to RMB 82,816 million in 2013 from RMB 73,243 million in 2012.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB 25 million, or 1.6%, to RMB 1,542 million in 2013 from RMB 1,567 million in 2012. This was primarily due to a decrease in dividend income from equity assets at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities decreased by RMB 1,396 million, or 6.7%, to RMB 19,596 million in 2013 from RMB 20,992 million in 2012. This was primarily due to a decrease in dividend income from available-for-sale equity assets.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 7,394 million, or 48.7%, to RMB 22,588 million in 2013 from RMB 15,194 million in 2012. This was primarily due to an increase in interest income resulting from our increased allocation in held-to-maturity securities and in high grade credit debt securities.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 2,155 million, or 7.1%, to RMB 32,667 million in 2013 from RMB 30,512 million in 2012. This was primarily due to an increase in the volume of bank deposits and market interest rates.

Investment Income from Loans

Investment income from loans increased by RMB 1,434 million, or 33.0%, to RMB 5,773 million in 2013 from RMB 4,339 million in 2012. This was primarily due to an increase in the volume of policy loans and debt investment plans.

Net Realized Gains and Impairment on Financial Assets

Net realized gains and impairment on financial assets increased by RMB 32,669 million, to gains of RMB 5,793 million in 2013 from losses of RMB 26,876 million in 2012. This was primarily due to a decrease in impairment losses of available-for-sale equity assets.

Net Fair Value Gains/(Losses) through Profit or Loss

Net fair value gains/(losses) through profit or loss increased by RMB 450 million to gains of RMB 137 million in 2013 from losses of RMB 313 million in 2012. This was primarily due to an increase in spread income from equity assets at fair value through profit or loss.

Other Income

Other income increased by RMB 1,019 million, or 30.8%, to RMB 4,324 million in 2013 from RMB 3,305 million in 2012. This was primarily due to an increase in commission fees earned from CLPCIC.

Benefits, Claims and Expenses	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	107,674	193,671
Accident and health claims and claim adjustment expenses	7,898	11,263
Increase in insurance contracts liabilities	184,990	107,354
Investment contracts benefits	2,032	1,818
Policyholder dividends resulting from participation in profits	3,435	18,423
Underwriting and policy acquisition costs	27,754	25,690
Finance costs	2,575	4,032
Administrative expenses	23,283	24,805
Other expenses	3,304	3,864
Statutory insurance fund contribution	609	637

Total	363,554	391,557

Segment information of insurance benefits and claims expenses
Individual life insurance business	292,312	299,093
Group life insurance business	352	1,932
Short-term insurance business	7,898	8,766
Supplementary major medical insurance business	—	2,497

Total	300,562	312,288

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 11,726 million, or 3.9%, to RMB 312,288 million in 2013 from RMB 300,562 million in 2012.

Life insurance death and other benefits payouts increased by RMB 85,997 million, or 79.9%, to RMB 193,671 million in 2013 from RMB 107,674 million in 2012. This was primarily due to an increase in maturity payments and lapses. Accident and health claims and claim adjustment expenses increased by RMB 3,365 million, or 42.6%, to RMB 11,263 million in 2013 from RMB 7,898 million in 2012. This was primarily due to an increase in claims payment and reserves for short-term insurance and supplementary major medical insurance, resulting from the increase in business volume. Increase in insurance contracts liabilities decreased by RMB 77,636 million, or 42.0%, to RMB 107,354 million in 2013 from RMB 184,990 million in 2012. This was primarily the result of the release of reserves due to maturity payments and lapses.

Individual Life Insurance Business

Insurance benefits and claims expenses attributable to individual life insurance business increased by RMB 6,781 million, or 2.3%, from RMB 292,312 million in 2012 to 299,093 million in 2013, remaining basically stable.

Group Life Insurance Business

Insurance benefits and claims expenses attributable to group life insurance business increased by RMB 1,580 million, or 448.9%, to RMB 1,932 million in 2013 from RMB 352 million in 2012. This was primarily due to an increase in business volume.

Short-term Insurance Business

Insurance benefits and claims expenses attributable to short-term insurance business increased by RMB 868 million, or 11.0%, to RMB 8,766 million in 2013 from RMB 7,898 million in 2012. This was primarily due to an increase in business volume.

Supplementary Major Medical Insurance Business

We started to pay insurance benefits and claims for the supplementary major medical insurance business which was newly launched in 2013.

Investment Contract Benefits

Investment contract benefits decreased by RMB 214 million, or 10.5%, to RMB 1,818 million in 2013 from RMB 2,032 million in 2012. This was primarily due to the decreased volume of investment contracts and adjustment to settlement interest rates of certain products.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 14,988 million, or 436.3%, to RMB 18,423 million in 2013 from RMB 3,435 million in 2012. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs decreased by RMB 2,064 million, or 7.4%, to RMB 25,690 million in 2013 from RMB 27,754 million in 2012. This was primarily due to a decrease in commission fees resulting from the decrease in first-year premiums.

Finance Costs

Finance costs increased by RMB 1,457 million, or 56.6%, to RMB 4,032 million in 2013 from RMB 2,575 million in 2012. This was primarily due to an increase in interest payments for subordinated term debt.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 1,522 million, or 6.5%, to RMB 24,805 million in 2013 from RMB 23,283 million in 2012. This was primarily due to an increase in compensation paid to the employees.

Other Expenses

Other expenses increased by RMB 560 million, or 16.9%, to RMB 3,864 million in 2013 from RMB 3,304 million in 2012. This was primarily due to an increase in foreign exchange losses.

Profit	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Profit before income tax	10,968	29,451
Individual life insurance business	7,450	24,903
Group life insurance business	(216)	511
Short-term insurance business	191	218
Supplementary major medical insurance business	—	(247)
Other businesses	3,543	4,066
Income tax	(304)	4,443
Net profit attributable to equity holders of the company	11,061	24,765

Profit before Income Tax

Our profit before income tax increased by RMB 18,483 million, or 168.5%, to RMB 29,451 million in 2013 from RMB 10,968 million in 2012.

Individual Life Insurance Business

Profit before income tax in the individual life insurance business increased by RMB 17,453 million, or 234.3%, to RMB 24,903 million in 2013 from RMB 7,450 million in 2012. This was primarily due to an increase in investment yield of the individual life insurance business segment.

Group Life Insurance Business

Profit before income tax in the group life insurance business increased by RMB 727 million, to a profit before income tax of RMB 511 million in 2013 from a loss of RMB 216 million in 2012. This was primarily due to an increase in business volume and investment yield of the group life insurance business segment.

Short-term Insurance Business

Profit before income tax in the short-term insurance business increased by RMB 27 million, or 14.1%, to RMB 218 million in 2013 from RMB 191 million in 2012. This was primarily due to a rapid increase in business volume, an improvement in business quality, stable cost control and an increase in investment yield of the short-term insurance business segment.

Supplementary Major Medical Insurance Business

We launched the supplementary major medical insurance business in 2013. The gross written premiums earned was RMB 2,514 million, insurance contract reserves was RMB 1,479 million, and total loss was RMB 247 million.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB 4,747 million, to RMB 4,443 million in 2013 from benefit of RMB 304 million in 2012. This was primarily due to the combined effect of taxable income and deferred tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 13,704 million, or 123.9%, to RMB 24,765 million in 2013 from RMB 11,061 million in 2012. This was primarily due to the increase in investment income and the relatively low base recorded in 2012.

Major Assets	As of December 31,
	2012	2013
	RMB	RMB
	(in millions)
Investment assets	1,790,838	1,848,681
Term deposits	641,080	664,174
Held-to-maturity securities	452,389	503,075
Available-for-sale securities	506,416	491,527
Securities at fair value through profit or loss	34,035	34,172
Securities purchased under agreements to resell	894	8,295
Cash and cash equivalents	69,452	21,330
Loans	80,419	118,626
Statutory deposits—restricted	6,153	6,153
Investment properties	—	1,329
Other assets	108,078	124,260

Total	1,898,916	1,972,941

Investment Assets

Our total investment assets increased by RMB 57,843 million, or 3.2%, to RMB 1,848,681 million in 2013 from RMB 1,790,838 million in 2012.

Term Deposits

Term deposits increased by RMB 23,094 million, or 3.6%, to RMB 664,174 million in 2013 from RMB 641,080 million in 2012. This was primarily due to our increased allocation in ordinary term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 50,686 million, or 11.2%, to RMB 503,075 million in 2013 from RMB 452,389 million in 2012. This was primarily due to our increased allocation in held-to-maturity assets in light of market conditions.

Available-for-Sale Securities

Available-for-sale securities decreased by RMB 14,889 million, or 2.9%, to RMB 491,527 million in 2013 from RMB 506,416 million in 2012. This was primarily due to our decreased allocation in debt assets in light of market conditions.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 137 million, or 0.4%, to RMB 34,172 million in 2013 from RMB 34,035 million in 2012, with the overall size remaining stable.

Cash and Cash Equivalents

Cash and cash equivalents decreased by RMB 48,122 million, or 69.3%, to RMB 21,330 million in 2013 from RMB 69,452 million in 2012. This was primarily due to the demand for liquidity management.

Loans

Loans increased by RMB 38,207 million, or 47.5%, to RMB 118,626 million in 2013 from RMB 80,419 million in 2012. This was primarily due to an increase in the volume of policy loans, as well as our increased allocation in debt investment plans.

Investment Properties

We began to make investment in investment properties in 2013.

Major Liabilities	As of December 31,
	2012	2013
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,384,537	1,494,497
Investment contracts	66,639	65,087
Securities sold under agreements to repurchase	68,499	20,426
Policyholder dividends payable	44,240	49,536
Annuity and other insurance balances payable	16,890	23,179
Bonds payable	67,981	67,985
Deferred tax liabilities	7,834	4,919
Other liabilities	19,195	24,727

Total	1,675,815	1,750,356

Liabilities

Our total liabilities increased by RMB 74,541 million, or 4.4%, to RMB 1,750,356 million in 2013 from RMB 1,675,815 million in 2012.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 109,960 million, or 7.9%, to RMB 1,494,497 million in 2013 from RMB 1,384,537 million in 2012. This was primarily due to the acquisition of new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts decreased by RMB 1,552 million, or 2.3%, to RMB 65,087 million in 2013 from RMB 66,639 million in 2012. This was primarily due to a decrease in the account volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB 48,073 million, or 70.2%, to RMB 20,426 million in 2013 from RMB 68,499 million in 2012. This was primarily due to the demand for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB 5,296 million, or 12.0%, to RMB 49,536 million in 2013 from RMB 44,240 million in 2012. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 6,289 million, or 37.2%, to RMB 23,179 million in 2013 from RMB 16,890 million in 2012. This was primarily due to an increase in maturities payable.

Bonds Payable

Bonds payable increased by RMB 4 million, to RMB 67,985 million in 2013 from 67,981 million in 2012, remaining basically stable. This was primarily due to the fact that no subordinated term debt were issued by us in 2013.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 2,915 million, or 37.2%, to RMB 4,919 million in 2013 from RMB 7,834 million in 2012. This was primarily due to a decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2013, equity attributable to equity holders of the Company was RMB 220,331 million and decreased by RMB 754 million, or 0.3%, from RMB 221,085 million as of December 31, 2012. This was primarily due to the combined effect of the decrease of comprehensive income during the fiscal year 2013 and the dividend distribution in the previous year.

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

Benefits, Claims and Expenses	For the year ended December 31,
	2011	2012
	RMB	RMB
	(in millions)
Insurance benefits and claims
Life insurance death and other benefits	101,349	107,674
Accident and health claims and claim adjustment expenses	7,789	7,898
Increase in insurance contracts liabilities	181,579	184,990
Investment contracts benefits	2,031	2,032
Policyholder dividends resulting from participation in profits	6,125	3,435
Underwriting and policy acquisition costs	27,434	27,754
Finance costs	873	2,575
Administrative expenses	21,549	23,283
Other expenses	3,275	3,304
Statutory insurance fund contribution	595	609

Total	352,599	363,554

Segment information of insurance benefits and claims
Individual life insurance business	282,575	292,312
Group life insurance business	353	352
Short-term insurance business	7,789	7,898

Total	290,717	300,562

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

Other Expenses

Other expenses, which primarily consist of foreign exchange losses and business tax and surcharge expenses, increased by RMB 29 million, or 0.9%, to RMB 3,304 million in 2012 from RMB 3,275 million in 2011. This was primarily due to an increase in business tax and surcharges expenses.

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

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 2,326 million, or 115.0%, to benefit of RMB 304 million in 2012 from expenses of RMB 2,022 million in 2011. This was primarily due to the combined effect of a decrease in taxable income and the impact of the deferred tax.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2013, the amount of cash and cash equivalents was RMB 21,330 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2013, the amount of term deposits was RMB 664,174 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As of December 31, 2013, investments in debt securities had a fair value of RMB 835,738 million and investments in equity securities had a fair value of RMB 154,957 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

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

Net cash inflow from operating activities was RMB 68,292 million in 2013, a decrease of RMB 63,890 million, or 48.3%, from RMB 132,182 million in 2012. This decrease was primarily due to an increase in insurance benefits and claims.

Net cash outflow from investing activities was RMB 60,233 million in 2013, a decrease of RMB 143,571 million, or 70.4%, from RMB 203,804 million in 2012. This decrease was primarily due to the demand of investment management.

Net cash outflow from financing activities was RMB 56,105 million in 2013, a decrease of RMB 141,194 million from net cash inflow of 85,089 million in 2012. This decrease was primarily due to the demand of liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in securities listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2013, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of subordinated term debt in June and November 2012 provided cash proceeds of approximately RMB 37,990 million. As at the end of 2013, cash proceeds from the issuance of subordinated term debt were used to replenish our supplementary capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2013, December 31, 2012 and December 31, 2011 are as follows:

	As at December 31, 2011	As at December 31, 2012	As at December 31, 2013
Ratio of assets and liabilities	87.79%	88.25%	88.72%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2011, 2012 and 2013:

	As of December 31, 2011	As of December 31, 2012	As of December 31, 2013
	(RMB in millions, except percentage data)
Actual capital	113,685	176,024	168,501
Minimum capital	66,826	74,718	74,485
Solvency ratio	170.12%	235.58%	226.22%

Our solvency ratio decreased in 2013, which was primarily due to the combined effect of the decrease in comprehensive income, the dividend distribution for the previous year and the business development of the Company.

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

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2013.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
As of December 31, 2013
Securities sold under agreements to repurchase	20,426	—	—	—	20,426
Bonds payable	2,388	37,146	40,511	—	80,045
Annuity and other insurance balances payable	23,179	—	—	—	23,179
Insurance contracts	30,721	120,270	109,561	2,237,733	2,498,285
Investment contracts	14,692	11,642	8,564	77,315	112,213
Off balance sheet operating leases	480	393	79	18	970
Capital commitments	10,477	281	27	4,800	15,585

Total	102,363	169,732	158,742	2,319,866	2,750,703

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2013, relating to premiums received through December 31, 2013. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2013 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2013. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2013.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in a decrease of RMB 1,493 million in profit before income tax in 2013, an increase of RMB 318 million in profit before income tax in 2012 and a decrease of RMB 3,268 million in profit before income tax in 2011. The sensitivity analysis of these assumptions is as follows:

• holding all other variables constant, if mortality rates and morbidity rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 12,120 million or RMB 12,660 million lower or higher.

• holding all other variables constant, if lapse rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,460 million or RMB 5,765 million lower or higher.

• holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 39,833 million or RMB 45,292 million higher or lower.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Age	Position
Yang Mingsheng	58	Chairman of the board of directors and executive director
Wan Feng	55	Vice Chairman and non-executive director
Lin Dairen	55	Executive director
Miao Jianmin	49	Non-executive director
Zhang Xiangxian	58	Non-executive director
Wang Sidong	52	Non-executive director
Sun Changji	71	Independent director
Bruce Douglas Moore	64	Independent director
Anthony Francis Neoh	67	Independent director
Tang Jianbang	67	Independent director
Su Hengxuan	51	Vice president
Miao Ping	55	Vice president
Liu Anlin	50	Vice President
Xu Hengping	55	Chief operating officer
Li Mingguang	44	Chief actuary
Yang Zheng	43	Chief financial officer
Zheng Yong	51	Board secretary

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC and CLPCIC since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the chairman of AMC since December 2013. Mr. Yang has many years of experience in the financial industry. He served as vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the Faculty of Finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Wan Feng served as our president from September 2007 to March 25, 2014. Mr. Wan had been an executive director of our company since June 2006 and became the vice chairman and non-executive director of our company on March 25, 2014. He is also a vice president of CLIC, a director of AMC, and a director of China Life Pension. Prior to serving as our president, he served as a vice president of our company since 2003. Mr. Wan received a BA degree in economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a doctorate in finance from Nankai University in Tianjin. Having worked in the Jilin Branch of People’s Insurance Company of China, the Hong Kong branch of Taiping Life Insurance Company and the Shenzhen and Hong Kong branches of China Life, he has accumulated over 30 years of experience in the life insurance industry. Mr. Wan, a senior economist, was awarded special allowance by the State Council. He is currently the director of China Life Foundation, the deputy director of China Association of Actuaries, a deputy director of Insurance Association of China, an executive director of Insurance Institute of China and a director of China Insurance Guarantee Fund Committee.

Lin Dairen was appointed by our board of directors as our president on March 25, 2014 and his qualification as our president is subject to the approval of the CIRC. Mr. Lin has been an executive director of our company since October 27, 2008, and served as a vice president of our company since 2003 and as the executive director and president of China Life Pension since November 2006. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a senior economist, was awarded special allowance by the State Council. He has over 30 years of experience in the life insurance industry and has accumulated extensive experience in insurance business operations and management. He is currently the executive director of the Insurance Institute of China, the vice chairman of the Social Security Council and the executive director of China Center for Insurance and Social Security Research of Peking University.

Miao Jianmin has been a non-executive director of our company since October 27, 2008. Mr. Miao is also the vice chairman and president of CLIC. Currently he also serves as a director of AMC and the chairman of China Insurance Plaza Company Limited. Mr. Miao also serves as the chairman of the China Association of Insurance Asset Management and the executive director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named one of the “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from Central University of Finance and Economics with a doctor’s degree in finance. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a master’s degree in money and banking and the Central University of Finance and Economics with a bachelor’s degree in insurance. He is a senior economist.

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

Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young, based in Beijing. Previously , he served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in the Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, with a major in applied mathematics. Mr. Moore is an FSA, FCAS, MAAA and CFA. Mr. Moore has over 36 years of experience serving the insurance industry as an executive or a consultant.

Anthony Francis Neoh has been an independent director of our company since June 2010. Mr. Neoh currently serves as a member of the International Consultation Committee of the CSRC. Prior to that, he served as a chief advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China and Chairman of the Hong Kong Securities and Futures Commission. From 1996 to 1998, he was the chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now known as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected as Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, and a manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. From August 2004 to September 2013, he served as an independent non-executive director of Bank of China Limited.

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

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	59	Chairperson of the board of supervisors
Shi Xiangming	54	Supervisor
Luo Zhongmin	63	Supervisor
Yang Cuilian	49	Employee representative supervisor
Li Xuejun	43	Employee representative supervisor

Xia Zhihua has been the chairperson of our board of supervisors since March 2006. She was a deputy director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998, and a deputy director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000. Ms. Xia served as the State Council’s representative in the Supervisory Committee of important state-owned financial institutions, designated supervisor of assistant bureau-level grade official from July 2000 to October 2001, and the State Council’s representative in the board of supervisors of important state-owned financial institutions, designated supervisor of bureau-level grade official from November 2001 to December 2005. Ms. Xia graduated from Xiamen University, majoring in politics and economics at the department of economics, and majoring in world economics at the college of economics from February 1978 to November 1984, and received a bachelor’s degree and a master’s degree in economics. Ms. Xia is also the executive director of China Institution of Internal Audit, and received the qualification of Certified Internal Auditor (CIA).

Shi Xiangming has been a supervisor of our company since May 2009 and the general manager of the supervisory department of our company since September 2008. Mr. Shi served as the deputy general manager of the human resources department and the office director of our company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the deputy general manager of the supervisory department of China Life Insurance Company. Mr. Shi graduated from the chemistry school of the first branch college of Beijing University, and received a bachelor’s degree in science.

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

Li Xuejun has been a supervisor of our company since July 2012. Mr. Li has been serving as the general manager of the training department of our company since January 2011. Mr. Li joined our company in November 1997. He successively served as deputy general manager of the training department of our company (in charge), assistant general manager of the Shanghai branch, general manager of the Shanghai Songjiang sub-branch, and general manager of the human resources department of the Shanghai branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a senior economist, graduated from the department of insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in international insurance with a bachelor’s degree in economics.

Senior Management

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Su Hengxuan has been a vice president of our company since August 2008. Mr. Su served as assistant to president of our Company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006 and a director of Insurance Professional College since December 2006. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a bachelor’s degree in insurance and finance, majoring in insurance, and graduated from the school of management of University of Science and Technology of China in July 2011 with a Ph.D degree in management, majoring in management science and engineering. Mr. Su, a senior economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the Insurance Marketing Association of the Insurance Association of China and a member of China Advisory Panel Financial Planning Standards Board.

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

Liu Anlin has been the vice president of our company since March 2013. He has been a member of the party committee of our company since February 2013, and also serves as the party secretary and general manager of our Beijing branch. From December 2012 to February 2013, Mr. Liu was the person-in-charge (with equivalent level as assistant to the president of the Company) of our Beijing branch. From 2009 to 2012, he was the party secretary and general manager (with equivalent level as assistant to the president of the Company) of our Jiangsu branch. From 2006 to 2009, Mr. Liu was our chief information technology officer (with equivalent level as assistant to the president of the Company), and was also the party secretary and general manager of our Beijing research and development center in 2008. From 2003 to 2006, Mr. Liu was the general manager of our information technology department. Prior to that, Mr. Liu had assumed various positions as person-in-charge of our information technology department, deputy general manager of our human resources department, assistant to the general manager of our Gansu branch, and deputy head of the computer department (in charge of work). Mr. Liu graduated from the Mathematics and Mechanics Department of Lanzhou University, majoring in computer mathematics, and obtained a bachelor’s degree in Science in 1985. He also obtained a master’s degree in Business Administration from Tsinghua University in 2006. Mr. Liu has over 24 years of experience in operation and management of life insurance business and in insurance administration, during which he gained extensive experience in operation and management. Mr. Liu was awarded special allowance by the State Council and is a senior engineer.

Xu Hengping has been the chief operating officer of our company since August 2010. Mr. Xu served as the general manager of our Fujian branch since April 2007. Mr. Xu served as the deputy general manager of our Fujian branch since December 2002 and assistant to the general manager of our Fujian branch since September 1998, and director of personal insurance division of our Fujian branch since July 1996. Mr. Xu once served as general manager of the sales department and general manager of the Longyan branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in finance. Mr.Xu, a senior economist, has over 33 years of experience in the operation of life insurance business and the management of insurance business.

Li Mingguang has been our chief actuary since March 2012. Mr. Li joined our company in 1996 and subsequently served as deputy director, director, assistant to the general manager of product development department, person in charge of actuarial matters of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics with a master’s degree in actuarial science in 1996 and Tsinghua University with an EMBA in 2010. He also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first session of the China Association of Actuaries. He is currently the secretary-general of the China Association of Actuaries and an executive director of the board of directors of the Insurance Institute of China.

Yang Zheng has been our chief financial officer since April 2013. Mr. Yang became the qualified accountant of our company in 2006. He served as assistant to general manager, deputy general manager and general manager of the finance department of our company since 2005. Mr. Yang has been a director of AMC since 2009 and has been a director of Sino-Ocean Land Holdings Limited since 2011. Mr. Yang was the senior financial analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in 1993 and obtained a bachelor’s degree in engineering. He obtained an MBA from Northeastern University in America in 2000. He is a member of the American Institute of Certified Public Accountants (AICPA) and a member of the Association of Chartered Certified Accountants (ACCA). He is currently a director of the eighth session of the Board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee and a member of the China Insurance Solvency Regulatory Standard Committee.

Zheng Yong has been the board secretary of our company since June 2013. He previously held positions as department head at the Ministry of Justice of the PRC, a practicing lawyer at Beijing Long An Law Firm, China Legal Service Ltd. (Hong Kong), and Beijing De Heng Law Offices, the deputy general manager of our department of legal affairs, company secretary, and general manager of our legal and compliance department, and an executive director and deputy president of China Guangfa Bank Co., Ltd. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng currently serves as an arbitrator of the China International Economic and Trade Arbitration Commission, and is a senior economist.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2013. The total compensation package for our chairman of the board of directors, executive directors and chairman of the board of supervisors for the year ended December 31, 2013 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2013. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yang Mingsheng	44.95	—	38.32	—	83.27
Wan Feng(2)	40.45	—	35.30	—	75.75
Lin Dairen(3)	40.01	—	34.94	—	74.95
Liu Yingqi(4)	40.01	—	34.94	—	74.95
Miao Jianmin	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—
Wang Sidong	—	—	—	—	—
Sun Changji	—	—	—	—	—
Bruce Douglas Moore	32.00	—	—	—	32.00
Anthony Francais Neoh	30.00	—	—	—	30.00
Tang Jianbang	—	—	—	—	—
Xia Zhihua	40.01	—	34.94	—	74.95
Shi Xiangming	61.55	—	33.27	—	94.82
Luo Zhongmin	15.00	—	—	—	15.00
Yang Cuilian	58.98	—	33.80	—	92.78
Li Xuejun	58.98	—	32.90	—	91.88

Total	461.94	—	278.41	—	740.35

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Resigned as president, became a non-executive director and was elected as our vice chairman on March 25, 2014.
(3)	Appointed as president on March 25, 2014. His qualification remains subject to the approval of the CIRC.
(4)	Resigned as vice president and executive director on March 25, 2014.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our chief operating officer, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2013. The total compensation package for our executive officers for the year ended December 31, 2013 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2013. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Total
RMB in ten thousands
Liu Jiade(1)	74.95
Zhou Ying(2)	74.95
Su Hengxuan	74.95
Miao Ping	74.87
Liu Anlin(3)	64.76
Xu Hengping	70.55
Li Mingguang	72.62
Yang Zheng(4)	50.50
Zheng Yong(5)	51.44

Total	609.59

(1)	Resigned as our vice president on March 25, 2014.
(2)	Resigned as our vice president in April 2014.
(3)	Appointed as our vice president in March 2013.
(4)	Appointed as our chief financial officer in April 2013.
(5)	Appointed as our board secretary in June 2013,

The aggregate amount of compensation we paid to our five highest paid individual employees, including two directors and three supervisors during the year ended December 31, 2013, was approximately RMB 4.39 million (US$0.72 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2013 was approximately RMB 0.95 million (US$0.16 million).

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2013. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 29 to our consolidated financial statements included elsewhere in this annual report.

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

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our internal control system, to formulate our operational risk management policy, to review the assessment reports with respect to our operational risks and internal control, and to coordinate and handle sudden and significant risks or crises. Our risk management committee is currently comprised of Anthony Francis Neoh and Zhang Xiangxian. Mr. Anthony Francis Neoh serves as the chairman.

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

D. EMPLOYEES

As of December 31, 2011, 2012 and 2013 we had approximately 100,319, 99,271 and 99,230 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2011, 2012 and 2013.

	As of December 31
	2011		2012		2013
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	20,880	20.81%	23,444	23.62%	21,689	21.86%
Financial and auditing staff	6,874	6.85%	7,034	7.09%	6,852	6.91%
Sales and marketing staff(1)	28,480	28.39%	31,115	31.34%	31,204	31.45%
Underwriters, claim specialists and customer service staff	32,853	32.75%	32,511	32.75%	31,080	31.32%
Other professional and technical staff(2)	3,750	3.74%	3,747	3.77%	3,607	3.63%
Other	7,482	7.46%	1,420	1.43%	4,798	4.84%

Total	100,319	100%	99,271	100%	99,230	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2011, 2012 and 2013, we had approximately 685,000, 693,000 and 653,000 exclusive agents, respectively. During 2013, we have attracted some new qualified agents. At the same time, we have continued carrying out performance reviews in 2013, which have led to the departure of a number of exclusive agents with lower productivity. In addition, we believe the market competition for qualified agents has increased due to the new Sales Personnel Rules issued by the CIRC. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 11, 2014 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc(1)	517,808,216 (Long position) 12,017,495 (Short position)	6.95 0.16	% %	1.83 0.04	% %
H Shares	JPMorgan Chase & Co. (2)	451,068,171 (Long position) 19,285,542 (Short position) 325,946,721 (Lending pool)	6.06 0.26 4.38	% % %	1.60 0.07 1.15	% % %

Note (1):

BlackRock, Inc. was interested in a total of 517,808,216 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., Blackrock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Mangement (UK) Ltd, BlackRock Asset Management Deutschland AG and BlackRock Fund Managers Ltd were interested in 7,811,435 H shares, 509,996,781 H shares, 94,449,051 H shares, 193,485,120 H shares, 5,078,000 H shares, 86,000 H shares, 3,131,090 H shares, 475,000 H shares, 70,765,333 H shares, 106,000 H shares, 53,676,429 H shares, 8,337,700 H shares, 57,540,058 H shares, 13,086,000 H shares, 8,844,000 H shares, 847,000 H shares and 1,372,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 12,017,495 H shares (0.16%).

Note (2):

JPMorgan Chase & Co. was interested in a total of 451,068,171 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, J.P. Morgan Clearing Corp and JF International Management Inc. were interested in 325,953,621 H shares, 472,510 H shares, 28,846,000 H shares, 2,694,000 H shares, 1,182,000 H shares, 65,064,965 H shares, 21,546,534 H shares, 2,027,541 H shares and 3,281,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 451,068,171 H shares are 325,946,721 H shares (4.38%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 19,285,542 H shares (0.26%).

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2013 and April 11, 2014, there were, respectively, 10,093,906 ADRs representing 151,408,590 H shares, with 68 registered holders, and 9,670,040 ADRs representing 145,050,600 H shares, with 68 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a direct 6% equity interest in China Life Pension and an indirect approximately 4.8% equity interest in China Life Pension through AMC, a 60% equity interest in CLPCIC and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension, CLPCIC and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC is also a subsidiary of the Company. On March 22, 2013, we entered into an asset management agreement with IHC. On April 15, 2013, we entered into a partnership agreement with CLIC, CLPCIC and another two parties in relation to the formation of a partnership in Suzhou. On December 27, 2013, we entered into a partnership agreement with CLIC, CLPCIC and another four parties in relation to the formation of a partnership in Shanghai. We also continued to carry out certain other continuing related party transactions with CLIC, AMC, China Life Pension, CLPCIC and IHC in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 20% equity interest in China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. Our former vice president, Mr. Liu Jiade, serves as a director of CGB, and our vice chairman and non-executive director, Mr. Wan Feng, served as a director of CGB during the 12 months prior to March 25, 2014. CGB is therefore considered as our related party under applicable PRC laws and regulations. In addition, we own an approximately 29% equity interest in Sino-Ocean Land Holdings Limited, or Sino-Ocean. Our chief financial officer, Mr. Yang Zheng, serves as a director of Sino-Ocean. Sino-Ocean is therefore considered as our related party under applicable PRC laws and regulations. On June 14, 2013, we entered into a new related party transaction framework agreement with CGB. On March 25, 2014, our board of directors approved the revisions of this agreement, and authorized our management to renew this agreement under the revised terms with CGB after obtaining the approval of our shareholders in a general meeting. We also continued to carry out continuing related party transactions with CGB in the reporting period. On September 27, 2013, we entered into a subscription agreement with Sino-Ocean. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

Continuing Related Party Transactions with CLIC

During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 31 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

Our policy management agreement with CLIC expired on December 31, 2011. On December 15, 2011, we and CLIC signed a confirmation letter to renew the policy management agreement under the same terms for a term of three years ending on December 31, 2014. The service fees paid by CLIC to us under the policy management agreement for the year ended on December 31, 2013 was RMB 1,022 million. The annual cap in respect of the service fees to be paid by CLIC to us under this agreement for each of the three years ending on December 31, 2014 is RMB 1,188 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2012. On December 27, 2012, we entered into a new asset management agreement with AMC on substantially the same terms for a two-year term expiring on December 31, 2014. Subject to compliance with HKSE Listing Rules, this new agreement will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 90 days prior to its expiration. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 31 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2013 was RMB 846 million. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the three years ending on December 31, 2015 is RMB 1,200 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC, which is effective until December 31, 2014. A detailed discussion of this agreement is set forth in Note 31 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2013 was RMB 133 million. The annual caps in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for each of the three years ending on December 31, 2014 are RMB 300 million, RMB 310 million and RMB 320 million, respectively. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

Continuing Related Party Transaction with IHC

Property Leasing Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2012. On December 31, 2012, we entered into a new property leasing agreement with IHC under substantially the same terms for a two-year term expiring on December 31, 2014. Under the new property leasing agreement, IHC agreed to lease to us 2,126 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. A detailed discussion of the terms of this agreement is set forth in Note 31 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2013 was RMB 87 million.

Property Transfer Agreement with IHC

On June 27, 2012, we entered into a property transfer framework agreement with IHC for a term of three years. Pursuant to the framework agreement, we proposed to acquire from IHC certain properties for use by our branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties will be transferred in batches pursuant to the standalone agreement to be entered into for each transfer. The purchase price for each property will be valued and determined by qualified intermediaries agreed upon by the parties with reference to prevailing market prices. The total consideration for the properties purchased is expected to be no more than RMB1,700 million. The parties are obligated to cooperate with each other to complete the transfer of title and deliver the properties if the standalone property transfer agreements in respect of such properties are signed prior to the expiration of the framework agreement. The parties cannot transfer any properties under the framework agreement if the standalone property transfer agreements in respect of the properties are not signed prior to the expiration of the framework agreement.

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

The agreement became effective conditional upon IHC’s obtaining CIRC certification of its capacity in equity investment and real property investment, and was in effect until December 31, 2013. Subject to the compliance with the listing rules of the stock exchanges on which our shares are listed and traded, the agreement has been automatically renewed for a successive one-year term. On April 15, 2014, we entered into a supplementary agreement with IHC, which revised the terms on the calculation of the performance fee and the penalty for underperformance.

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

Pursuant to the supplementary agreement, the performance fee is paid on an annual basis for fixed return investments, calculated by reference to the target of realized investment return set forth in the investment guidelines for each year, the annual basic service fee paid by us to IHC for such year and the comprehensive rate of investment return on the total assets which are entrusted to IHC and are invested during such year. The performance fee will not be paid to IHC if the comprehensive rate of investment return for such year is below 6.5%. IHC agreed to pay us a penalty for underperformance if the rate of realized investment return for such year is below 6.5%. The penalty for underperformance is paid on an annual basis, calculated by reference to the target of realized investment return set forth in the investment guidelines for each year, the annual basic service fee paid by us to IHC for such year and the comprehensive rate of investment return on the total assets which are entrusted to IHC and are invested during such year.

The terms with respect to the performance fee and the penalty for non-fixed return investments will be separately determined by IHC and us upon exiting the investments by reference to market standards. The annual cap in respect of the service fees to be paid by us to IHC is RMB 150 million for the year ending December 31, 2013, and RMB 250 million for the year ending December 31, 2014.

The basic service fee paid by us to IHC under the asset management agreement for the year ended December 31, 2013 was RMB 8.27 million.

Continuing Related Party Transaction with China Life Pension

On July 27, 2009, we, CLIC and AMC entered into an agreement for the entrustment of enterprise annuity funds and account management with China Life Pension. The agreement expired on December 1, 2012. On February 26, 2013, we, CLIC and AMC entered into a memorandum of understanding, which became effective retroactively on December 2, 2012, with China Life Pension to renew the agreement for a successive one-year term ended on December 1, 2013. As of the date of this annual report, we, CLIC and AMC are in the process of signing a new agreement for the entrustment of enterprise annuity funds and account management with China Life Pension.

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

Continuing Related Party Transactions with CLPCIC

On November 18, 2008, we entered into an insurance sales framework agreement with CLPCIC for a three-year term which ended on November 17, 2011. On March 8, 2012, we entered into a new insurance sales framework agreement with CLPCIC under substantially the same terms as the previous insurance sales framework agreement. This new agreement will last for two years and will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiration. The parties recognized the rights and obligations incurred from November 18, 2011 to March 7, 2012 based on the terms and conditions of the agreement entered into in 2008. Pursuant to this new insurance sales framework agreement, CLPCIC entrusted us to act as its agent to sell certain specified insurance products within the authorized regions, and agreed to pay us service fees in consideration of the services provided. The service fees will be determined by reference to the cost incurred by us plus a marginal profit and market practice. The service fees paid to us for the year ended December 31, 2013 was RMB 852 million. The annual cap in respect of the service fees to be paid by CLPCLIC to us is RMB 1,950 million for the year ending December 31, 2014.

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

Formation of Partnership in Suzhou

On April 15, 2013, we entered into a partnership agreement with CLIC, CLPCIC, Suzhou International Development Venture Capital Holding Co., Ltd., or SIDVC, and Soochow Securities Co., Ltd., or Soochow Securities, pursuant to which SIDVC, as general partner, and CLIC, CLPCIC, Soochow Securities and us, as limited partners, agreed to form China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership), or the Suzhou Partnership. The business scope of the Suzhou Partnership includes investment in urban infrastructure facilities construction, investment in urban development industry, and the related investment management consulting services.

Under the partnership agreement, the total capital to be contributed by all partners of the Suzhou Partnership to it will be RMB 10 billion, of which RMB 5 billon will be contributed by us. SIDVC will be responsible for the executive function and investment operations of the Suzhou Partnership and bear unlimited liability for the debts of the Suzhou Partnership. The limited partners of the Suzhou Partnership, including us, will be liable for the debts of the Suzhou Partnership up to the amount of their respective capital contributions to the Suzhou Partnership.

The Suzhou Partnership has a term of 12 years from the date on which its business license is issued.

Formation of Partnership in Shanghai

On December 27, 2013, we entered into a partnership agreement with CLIC, CLPCIC, Shanghai Jiading Venture Capital Management Co., Ltd., or Jiading VC, Shanghai Jiading Industrial Zone Development (Group) Co., Ltd., or Jiading Development, Shanghai International Automobile City (Group) Co., Ltd., or International Automobile City, and China Credit Trust Co., Ltd., or CCT, pursuant to which Jiading VC, as general partner, and CLIC, CLPCIC, Jiading Development, International Automobile City, CCT and us, as limited partners, agreed to form China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership), or the Shanghai Partnership. The business scope of the Shanghai Partnership includes investment in urban infrastructure facilities construction, investment in urban development industry, and the related investment management and consulting services.

Pursuant to the partnership agreement, the total capital to be contributed by all partners of the Shanghai Partnership will be RMB 5 billion, of which RMB 1 billon will be contributed by us. Jiading VC will be responsible for the executive function and investment operations of the Shanghai Partnership and bear unlimited joint and several liabilities for the debts of the Shanghai Partnership. The limited partners of the Shanghai Partnership, including us, will be liable for the debts of the Shanghai Partnership up to the amount of their respective capital contributions to the Shanghai Partnership.

The Shanghai Partnership will have a term of 14 years from the date on which its business license is issued.

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB pursuant to several negotiated deposit agreements between CGB and us. A detailed discussion of these agreements is set forth in Note 31 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009, April 26, 2011 and April 26, 2012, respectively.

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

On October 29, 2012, we entered into two new negotiated deposit agreements with CGB. Under these agreements, we agreed to deposit in CGB a total of RMB 2.1 billion for a term of 61 months. The annual interest rate applicable to our deposits will be fixed at 5.1% per annum.

New Related Party Transaction Framework Agreement with CGB

On June 14, 2013, we entered into a new related party transaction framework agreement with CGB, pursuant to which we and CGB will carry out various deposit and non-deposit related party transactions. Pursuant to this agreement, deposit transactions include, among others, demand deposits, term deposits, foreign currency deposits and negotiated deposits. Non-deposit transactions include, among others:

•	our purchase from CGB of wealth management products and securities backed by credit assets of financial institutions based on normal commercial terms in the ordinary course of our investment business;

•	provision by CGB of agency services to us, including distribution of insurance products, collection of insurance premiums and payment of insurance benefits;

•	purchase by CGB of our insurance products and services in the ordinary course of its business; and

•	any other regular related party transactions as defined in the listing rules of the SSE.

Under this agreement, the daily cap of deposits in respect of all the deposit transactions during the term of this agreement is RMB 30 billion or the equivalent in foreign currencies, and the annual cap in respect of all non-deposit related party transactions is RMB 5 billion or the equivalent in foreign currencies. The specific terms of the deposit transactions will be determined by arm’s length negotiation, based on the nature, amount and term of the deposits, market condition, and applicable industry practice. The terms of the non-deposit transactions will be determined by arm’s length negotiation based on applicable financial industry practice. This agreement has a term of three years ending on December 31, 2015.

As at December 31, 2013, the total amount of our deposits at CGB was RMB 15,051 million (US$2,486 million). The total amount of non-deposit related party transactions between CGB and us for the year ended December 31, 2013 was RMB 703 million (US$116 million).

On March 25, 2014, our board of directors approved further revisions to this agreement, and authorized our management to renew this agreement under the revised terms with CGB after obtaining the approval of our shareholders in a general meeting. Pursuant to the revised terms, the daily cap of deposits in respect of all the deposit transactions will be increased to RMB 50 billion or the equivalent in foreign currencies, and the annual cap in respect of all the non-deposit related party transactions will be increased to RMB 8 billion or the equivalent in foreign currencies. The scope of non-deposit transactions will be expanded to include the following:

•	provision by CGB of fund custody services;

•	provision by CGB of fund sales services for the funds managed by us; and

•	provision by CGB of electronic banking services with respect to online settlement for the subscription, purchase or redemption by customers using CGB’s online banking channels for the funds managed by us.

The agreement as revised will have a term of three years ending on December 31, 2016.

Subscription of Shares in Sino-Ocean

On September 27, 2013, we entered into a subscription agreement with Sino-Ocean, pursuant to which we conditionally agreed to subscribe for a total of 635,941,967 shares of Sino-Ocean, at the subscription price of HK$4.74 per share. Sino-Ocean was incorporated on March 12, 2007 as a limited liability company under the laws of Hong Kong. The shares of Sino-Ocean are listed on the main board of the HKSE. The principal business of Sino-Ocean includes investment holding and property development and investment within the PRC. Prior to this subscription, we held approximately 24.71% of the issued share capital of Sino-Ocean.

This subscription was completed on November 22, 2013. The U.S. dollar equivalent of the aggregate subscription price of HK$3,014,364,924 was paid by us in cash at the completion of the subscription. The subscribed shares are subject to a lock-up period of two years commencing from the completion date, except for any transfer of the subscribed shares to our wholly-owned subsidiaries. After the completion, we held approximately 29% of the issued share capital of Sino-Ocean.

Under the subscription agreement, upon completion, for so long as we directly or indirectly hold not less than 24% of the total issued share capital of Sino-Ocean, we will have the right to appoint an executive director to the board, in addition to the two non-executive directors nominated by us and a member of senior management of Sino-Ocean, subject to compliance with the requirements for directors and senior management under applicable laws and regulations. Furthermore, Sino-Ocean undertook that it will not carry out any repurchase or cancellation of its shares, if, purely based on the shareholding information of Sino-Ocean as disclosed on the website of HKSE and Sino-Ocean’s calculation solely based on such information, such repurchase or cancellation of shares would cause our shareholding in Sino-Ocean to exceed 30%, resulting in a mandatory general offer obligation under the Hong Kong Code on Takeovers and Mergers.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us and the insurance sales framework agreement between CLPCIC and us are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 15, 2011, December 27, 2012 and March 8, 2012, respectively. We also made an announcement disclosing the revision of annual caps for the two years ending December 31, 2014 in respect of the insurance sales framework agreement between CLPCIC and us on January 4, 2013.

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

The partnership agreement entered into by CLIC, CLPCIC, Jiading VC, Jiading Development, International Automobile City, CCT and us in relation to the formation of China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise (Limited Partnership) is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on December 27, 2013.

The remaining related party transactions discussed above, other than the transactions with CGB and Sino-Ocean are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The related party transactions with CGB and Sino-Ocean are not regarded as connected transactions for us under the HKSE Listing Rules.

Figures for the year ended December 31, 2013

The aggregate value of each of the transactions contemplated under the policy management agreement, the asset management agreements, the property leasing agreement and the insurance sales framework agreement for the year ended December 31, 2013 is set out below:

Transactions	The aggregate value for the year ended December 31, 2013
(RMB in millions)
1. Policy management agreement between CLIC and us	1,022
2. Asset management agreement
(a) between CLIC and AMC	133
(b) between AMC and us	846
(c) between IHC and us	8
3. Property leasing agreement between IHC and us	87
4. Insurance sales framework agreement between CLPCIC and us	852

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us and the insurance sales framework agreement between CLPCIC and us which were subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and confirmed that:

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 25, 2014 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.30 per share, totaling approximately RMB 8,479 million (US$1,401 million), for the year ended December 31, 2013. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2013.

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

We paid dividends of RMB 0.05 per share in respect of 2005, RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009, RMB 0.40 per share in respect of 2010, RMB 0.23 per share in respect of 2011 and RMB 0.14 per share in respect of 2012. Our board of directors has recommended the declaration of final dividends of RMB 0.30 per share in respect of 2013. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

B. SIGNIFICANT CHANGES

We are not aware of any significant changes since the date of the consolidated financial statements included in this annual report.

C. EMBEDDED VALUE

Background

China Life prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience

China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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

The values shown below do not consider the future financial impact of transactions between China Life and CLIC, IHC, AMC, China Life Pension and CLPCIC etc.

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

Preparation and Review

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the MOF and SAT issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2013 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “Sensitivity Results”.

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2013 and grading to 5.5% in 2017 (remaining level thereafter). 14% in 2013, and changing to 17% in 2018 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2013 and the value of one year’s sales for the 12 months to 31 December 2013, and their corresponding results in 2012 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2013	December 31, 2012
A	Adjusted Net Worth	107,522	128,507
B	Value of In-Force Business before Cost of Solvency Margin	271,837	245,134
C	Cost of Solvency Margin	(37,135)	(36,046)
D	Value of In-Force Business after Cost of solvency Margin (B+C)	234,702	209,088
E	Embedded Value (A + D)	342,224	337,596
F	Value of One Year’s Sales before Cost of Solvency Margin	24,421	24,129
G	Cost of Solvency Margin	(3,120)	(3,295)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	21,300	20,834

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Value of One Year’s Sales by Channel

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
	Value of One Year’s Sales
Channel	2013	2012
Exclusive Individual Agent Channel	19,639	18,362
Group Insurance Channel	532	347
Bancassurance Channel	1,129	2,125

Total	21,300	20,834

Note:	Telemarketing business is included in Exclusive Individual Agent Channel. Supplementary major medical insurance business is included in Group Insurance Channel.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2013.

Table 3

Analysis of Embedded Value Movement in 2013

ITEM		RMB million
A	Embedded Value at Start of Year	337,596
B	Expected Return on Embedded Value	35,536
C	Value of New Business in the Period	21,300
D	Operating Experience Variance	(2,258)
E	Investment Experience Variance	(22,953)
F	Methodology, Model and Assumption Changes	(1,957)
G	Market Value and Other Adjustments	(18,885)
H	Exchange Gains or Losses	(436)
I	Shareholder Dividend Distribution	(3,957)
J	Other	(1,762)
K	Embedded Value as at 31 December 2013 (sum A through J)	342,224

Notes:	Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2013 plus the expected return on investments supporting the 2013 opening net worth.

C	Value of new business sales in 2013.

D	Reflects the difference between actual operating experience in 2013 (including mortality, morbidity, lapses and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2013.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2013 to 31 December 2013 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2013.

J	Other miscellaneous items.

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results		RMB million
		Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
	Base case scenario	234,702	21,300
1.	Risk discount rate of 11.5%	223,432	20,136
2.	Risk discount rate of 10.5%	246,803	22,554
3.	10% increase in investment return	272,880	24,002
4.	10% decrease in investment return	196,795	18,632
5.	10% increase in expenses	231,998	19,645
6.	10% decrease in expenses	237,400	22,956
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	232,674	21,213
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	236,759	21,388
9.	10% increase in lapse rates	233,677	21,102
10.	10% decrease in lapse rates	235,740	21,490
11.	10% increase in morbidity rates	232,531	21,188
12.	10% decrease in morbidity rates	236,889	21,414
13.	10% increase in claim ratio of short term business	234,403	20,515
14.	10% decrease in claim ratio of short term business	235,001	22,085
15.	Solvency margin at 150% of statutory minimum	224,030	19,707
16.	Using 2012 EV assumptions	237,458	21,189
17.	Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	238,347	20,830

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Towers Wastson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2013 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2013, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2013;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu              FIAA, FCAA

25th March 2014

ITEM 9.	THE OFFER AND LISTING.

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2009	41.0000	19.9000	79.86	38.34	33.1800	18.6700
2010	39.3000	29.7000	76.14	57.36	31.4200	20.9000
2011	32.6000	17.2400	62.93	33.52	22.3200	14.8100
2012	25.3000	17.0600	49.69	33.47	21.4000	15.8700
2013	27.2000	17.5000	52.62	34.27	21.9200	12.9100
Quarterly
First Quarter, 2012	24.3000	18.8000	47.04	36.18	19.3300	16.0700
Second Quarter, 2012	21.3700	17.0600	40.99	33.47	18.9700	16.1500
Third Quarter, 2012	22.9500	19.9600	44.62	39.22	20.0000	16.5600
Fourth Quarter, 2012	25.3000	22.0500	49.69	42.80	21.4000	17.0800
First Quarter, 2013	27.2000	20.1000	52.62	39.42	21.9200	17.0400
Second Quarter, 2013	22.3000	17.7200	43.56	34.54	17.6700	13.4200
Third Quarter, 2013	21.4500	17.5000	41.42	34.27	15.0100	12.9100
Fourth Quarter, 2013	25.7000	19.6200	49.50	38.06	16.4600	13.4300
First Quarter, 2014	24,2500	20.1500	45.37	39.00	15.1300	13.0700
Monthly
October 2013	20.8500	19.6200	40.64	38.06	14.0400	13.4300
November 2013	25.0000	20.4000	48.76	39.37	15.8100	13.6800
December 2013	25.7000	23.4500	49.50	45.55	16.4600	14.5100
January 2014	24.2500	21.2000	45.37	40.60	15.1300	13.7200
February 2014	23.1000	20.2500	44.48	39.27	14.4900	13.5700
March 2014	22.2000	20.1500	43.20	39.00	14.0200	13.0700
April 2014 (through April 17, 2014)	22.7500	21.1500	14.81	13.48	14.8100	13.4800

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represents 15 H shares.

ITEM 10.	ADDITIONAL INFORMATION.

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

Our business scope, set forth in Article 10 of our articles of association, is to engage in life, accident and health insurance businesses; reinsurance business relating to the foregoing; fund investment businesses authorized by laws, regulations or the State Council; agency business, consulting business and provision of services, in each case relating to life insurance; and other business as approved by the insurance regulatory authority of the PRC.

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

Dividends

Our board of directors may propose dividend distributions. A distribution of dividends for any fiscal year is subject to shareholders’ approval. Dividends may be distributed in the form of cash or shares or a combination of both. The H shares rank equally with A shares with regard to dividend rights. A distribution of shares must be approved by special resolution of the shareholders’ meeting.

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

Subject to the requirements under applicable PRC laws and rules of the securities regulatory authorities of the PRC, Hong Kong and United States, we may exercise the power to forfeit unclaimed dividends, provided that such power cannot be exercised until after the expiration of applicable limitation period.

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

•	is about the corporation, a shareholder or officer of the corporation, or the listed securities of the corporation or their derivatives; and

•	is not generally known to the persons who are accustomed or would be likely to deal in the listed securities of the corporation but would if generally known to them be likely to materially affect the price of the listed securities. Depending on the size of the transaction, we may also be required to disclose to our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

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

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) a board of directors of not fewer than five and not more than 19 members, and (2) a board of supervisors of not fewer than three members.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC, CGB and Sino-Ocean.

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

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the SAFE and other relevant authorities. Although experimental policies were recently introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency still remain in force in most parts of China.

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

United States of America

The following is a discussion of the material United States federal income tax consequences relating to the purchase, ownership and disposition of H shares or ADSs by U.S. Holders (as defined below) that acquire H shares or ADSs for cash and hold them as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or “the Code”, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons who have acquired our H shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of China Life or persons that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Dividends received by individuals from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 20%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the U.S.-China income tax treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

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

Subject to certain limitations, the Chinese tax withheld from dividends paid with respect to H shares or ADSs and paid over to China, as described above under “—The People’s Republic of China—Taxation of Dividends,” may be creditable against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% U.S. federal income tax rate. A U.S. Holder of H shares or ADSs that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

We believe that we were in 2013, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2013, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

For further information on our management of market risk, including the objectives and general strategies of risk management, see “Item 4 Information on the Company—Business Overview—Investments—Risk Management” and Note 4 to our consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing a comparatively low interest rate environment in general. The PBOC reduced the benchmark deposit rate twice during 2012. From the beginning of 2013 to the date of this annual report, the interest rates announced by the PBOC remained unchanged. If interest rates were to decline in the future, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate. However, if interest rates were to increase, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but we did not raise the cap set by us on the rates we guarantee for non-participating insurance products, sales of some of our products, including our non-participating investment type products, could be adversely affected.

For the years ended December 31, 2013, 2012 and 2011, our investment yield was 4.86%, 2.79% and 3.51% respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50% for participating and universal insurance products. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2013, 2012 and 2011.

	Expected Maturity Date
As of December 31, 2013	2014	2015	2016	2017	2018	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	17,393	27,861	27,794	65,558	57,199	640,030	835,835	797,837
Average interest rate	4.84%	4.84%	4.64%	4.85%	4.09%	4.69%	4.67%
in US$	—	6	266	—	—	33	305	307
Average interest rate	—	5.38%	10.25%	—	—	5.85%	9.68%
Variable rate bonds
in RMB	3,476	550	1,221	—	175	1,499	6,921	6,838
Average interest rate	5.58%	5.60%	5.00%	—	4.56%	3.75%	5.06%
Term deposits
in RMB	64,532	164,300	153,100	173,685	88,157	10,000	653,774	653,774
Average interest rate	4.33%	4.58%	5.24%	5.26%	4.94%	5.70%	4.95%
in US$	10,400	—	—	—	—	—	10,400	10,400
Average interest rate	3.13%	—	—	—	—	—	3.13%
Liabilities
Securities sold under agreements to repurchase	20,426	—	—	—	—	—	20,426	20,426
Average interest rate	6.29%	—	—	—	—	—	6.29%
Investment contracts	6,312	1,478	1,585	605	599	54,508	65,087	63,772
Average guaranteed interest rate	2.17%	1.44%	0.97%	2.53%	2.53%	2.61%	2.50%
Long-term insurance contracts	86,866	87,473	148,122	124,840	101,108	934,537	1,482,946
Average guaranteed interest rate	2.44%	2.47%	2.50%	2.52%	2.50%	2.41%	2.44%

	Expected Maturity Date
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2013, 2012 and 2011.

	As of December 31,
	2011		2012		2013
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	181,880	181,880	164,742	164,742	154,957	154,957
Securities at fair value through profit or loss	2,459	2,459	7,916	7,916	3,416	3,416
Available-for-sale	179,421	179,421	156,826	156,826	151,541	151,541

A hypothetical 10% decline in the December 31, 2013, 2012 and 2011 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 342 million, RMB 792 million and RMB 246 million, respectively.

A hypothetical 10% decline in the December 31, 2013, 2012 and 2011 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 15,154 million, RMB 15,683 million and RMB 17,942 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. We recorded RMB 437 million (US$72 million) foreign exchange losses for the year ended December 31, 2013, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2013, 2012 and 2011.

	Expected Maturity Date
As of December 31, 2013	2014	2015	2016	2017	2018	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	6	266	—	—	33	305	307
Average interest rate	—	5.38%	10.25%	—	—	5.85%	9.68%
Term deposits
in US$	10,400	—	—	—	—	—	10,400	10,400
Average interest rate	3.13%	—	—	—	—	—	3.13%
Cash and Cash equivalents
in US$	1,823	—	—	—	—	—	1,823	1,823
Average interest rate	0.05%	—	—	—	—	—	0.05%
in HK$	222	—	—	—	—	—	222	222
Average interest rate	0.01%	—	—	—	—	—	0.01%

	Expected Maturity Date
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	300	—	—	42	—	—	342	342
Average interest rate	1.59%	—	—	10.25%	—	—	2.66%
in HK$	—	—	8	—	—	36	44	49
Average interest rate	—	—	5.38%	—	—	6.12%	5.99%
Term deposits
in US$	1,540	—	—	—	—	—	1,540	1,540
Average interest rate	1.81%	—	—	—	—	—	1.81%
Cash and Cash equivalents
in US$	40	—	—	—	—	—	40	40
Average interest rate	0.05%	—	—	—	—	—	0.05%
in HK$	3,319	—	—	—	—	—	3,319	3,319
Average interest rate	0.01%	—	—	—	—	—	0.01%

	Expected Maturity Date
As of December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	300	—	—	28	—	328	328
Average interest rate	—	0.76%	—	—	10.25%	—	1.87%
in HK$	—	—	—	8	—	36	44	41
Average interest rate	—	—	—	5.38%	—	6.12%	5.99%
Term deposits
in US$	869	—	—	—	—	—	869	869
Average interest rate	6.85%	—	—	—	—	—	6.85%
Cash and Cash equivalents
in US$	6	—	—	—	—	—	6	6
Average interest rate	0.10%	—	—	—	—	—	0.10%
in HK$	291	—	—	—	—	—	291	291
Average interest rate	0.02%	—	—	—	—	—	0.02%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2013 to April 11, 2014.

Category of Expenses	Amount Reimbursed from January 1, 2013 to April 11, 2014
NYSE listing fees	US$	57,008
Legal fees	US$	422,953.56
Investor relations(1)	US$	1,466,152.14
Broker reimbursements(2)	US$	149,705.62

Total	US$	2,095,819.32

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in securities listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to 2,282 billion in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2013, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2013.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (1992 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is on pages F-2 and F-3 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2013 and 2012.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2013(2)	50.70	—	—	—
2012(3)	63.90	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life. Audit fees exclude fees billed for professional services rendered for statutory audits of the subsidiaries of China Life. For the total amount of audit fees paid to our principal accountants, see Note 26 to our consolidated financial statements included elsewhere in this annual report.
(2)	Our principal accountant for the fiscal year of 2013 was Ernst & Young.
(3)	Our principal accountant for the fiscal year of 2012 was PricewaterhouseCoopers.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2013, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

The reports of PricewaterhouseCoopers on our consolidated financial statements for the two fiscal years ended December 31, 2011 and 2012 contain no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011 and 2012, and the subsequent interim period through June 5, 2013, the date of resignation of PricewaterhouseCoopers, there have been no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.

During the two fiscal years ended December 31, 2011 and 2012, and the subsequent interim period through June 5, 2013, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the above disclosure under this Item 16F to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 25, 2014 is filed as Exhibit 15.1.

During the two fiscal years ended December 31, 2011 and 2012, and the subsequent interim period prior to our engagement of Ernst & Young, neither we nor anyone on our behalf consulted Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Ernst & Young or a reportable event. Also, during the two fiscal years ended December 31, 2011 and 2012, and the subsequent interim period prior to our engagement of Ernst & Young, we have not obtained any written report or oral advice that Ernst & Young concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised ten directors, including two executive directors, four non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only at least once a year. On October 25, 2013, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”.

Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2013, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2013, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2013 filed with the CSRC that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a)	See Item 18 for a list of the financial statements filed as part of this annual report.

(b)	Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(6)

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited(7)

4.7	Supplementary Agreement to the Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.8	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(7)

4.9	Property Leasing Agreement(7)

4.10	Property Transfer Framework Agreement(7)

4.11	Entrustment and Account Management Agreement for Corporate Annuity Fund(5)

4.12	Memorandum to Renew Entrustment and Account Management Agreement for Corporate Annuity Fund(7)

4.13	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(6)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Letter from PricewaterhouseCoopers

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Commission on May 30, 2006.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 29, 2010.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on April 26, 2012.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on April 26, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Lin Dairen
Name: Lin Dairen
Title: Principal Executive Officer and Executive Director

Date: April 25, 2014

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2013

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Life Insurance Company Limited at December 31, 2013, and the consolidated results of its operations and its cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited China Life Insurance Company Limited’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Life Insurance Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Life Insurance Company Limited as of December 31, 2013, and the related consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and our report dated April 25, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 25, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited

In our opinion, the consolidated statements of financial position as of December 31, 2012 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of two years in the period ended December 31, 2012 present fairly, in all material respects, the financial position of China Life Insurance Company Limited and its subsidiaries (hereinafter – “the Group”) at December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Hong Kong, 27 March 2013

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2013

		As at 31 December 2013	As at 31 December 2012
	Notes	RMB million	RMB million
ASSETS
Property, plant and equipment	6	23,393	22,335
Investment properties	7	1,329	—
Investments in associates	8	34,775	28,991
Held-to-maturity securities	9.1	503,075	452,389
Loans	9.2	118,626	80,419
Term deposits	9.3	664,174	641,080
Statutory deposits – restricted	9.4	6,153	6,153
Available-for-sale securities	9.5	491,527	506,416
Securities at fair value through profit or loss	9.6	34,172	34,035
Securities purchased under agreements to resell	9.7	8,295	894
Accrued investment income	9.8	34,717	28,926
Premiums receivable	11	9,876	8,738
Reinsurance assets	12	1,069	948
Other assets	13	20,430	18,140
Cash and cash equivalents		21,330	69,452

Total assets		1,972,941	1,898,916

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2013

		As at 31 December 2013	As at 31 December 2012
	Notes	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,494,497	1,384,537
Investment contracts	15	65,087	66,639
Policyholder dividends payable		49,536	44,240
Bonds payable	16	67,985	67,981
Securities sold under agreements to repurchase	17	20,426	68,499
Annuity and other insurance balances payable		23,179	16,890
Premiums received in advance		6,305	2,576
Other liabilities	18	18,233	16,435
Deferred tax liabilities	27	4,919	7,834
Current income tax liabilities		5	22
Statutory insurance fund	19	184	162

Total liabilities		1,750,356	1,675,815

Equity
Share capital	32	28,265	28,265
Reserves	33	96,913	112,428
Retained earnings		95,153	80,392

Attributable to equity holders of the Company		220,331	221,085

Non-controlling interests		2,254	2,016

Total equity		222,585	223,101

Total liabilities and equity		1,972,941	1,898,916

Approved and authorized for issue by the Board of Directors on 25 March 2014.

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

		2013	2012	2011
	Notes	RMB million	RMB million	RMB million
REVENUES
Gross written premiums		326,290	322,742	318,252
Less: premiums ceded to reinsurers		(556)	(384)	(232)

Net written premiums		325,734	322,358	318,020
Net change in unearned premium reserves		(921)	(232)	256

Net premiums earned		324,813	322,126	318,276

Investment income	20	82,816	73,243	60,722
Net realised gains and impairment on financial assets	21	5,793	(26,876)	(11,208)
Net fair value gains/(losses) through profit or loss	22	137	(313)	337
Other income		4,324	3,305	2,772

Total revenues		417,883	371,485	370,899

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	23	(193,671)	(107,674)	(101,349)
Accident and health claims and claim adjustment expenses	23	(11,263)	(7,898)	(7,789)
Increase in insurance contracts liabilities	23	(107,354)	(184,990)	(181,579)
Investment contract benefits	24	(1,818)	(2,032)	(2,031)
Policyholder dividends resulting from participation in profits		(18,423)	(3,435)	(6,125)
Underwriting and policy acquisition costs		(25,690)	(27,754)	(27,434)
Finance costs	25	(4,032)	(2,575)	(873)
Administrative expenses		(24,805)	(23,283)	(21,549)
Other expenses		(3,864)	(3,304)	(3,275)
Statutory insurance fund contribution	19	(637)	(609)	(595)

Total benefits, claims and expenses		(391,557)	(363,554)	(352,599)

Share of profit of associates	8	3,125	3,037	2,213

Profit before income tax	26	29,451	10,968	20,513
Income tax	27	(4,443)	304	(2,022)

Net profit		25,008	11,272	18,491

Attributable to:
- Equity holders of the Company		24,765	11,061	18,331
- Non-controlling interests		243	211	160

Basic and diluted earnings per share	28	RMB0.88	RMB0.39	RMB0.65

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2013

		2013	2012	2011
	Note	RMB million	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(25,135)	8,864	(45,576)
Amount transferred to net profit from other comprehensive income		(5,793)	26,876	11,054
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		2,635	(2,635)	2,521
Share of other comprehensive income of associates under the equity method		(332)	167	(201)
Others		—	—	(1)

Income tax relating to components of other comprehensive income	27	7,050	(8,265)	7,989

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(21,575)	25,007	(24,214)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		(21,575)	25,007	(24,214)

Total comprehensive income for the year, net of tax		3,433	36,279	(5,723)

Attributable to:
- Equity holders of the Company		3,203	36,056	(5,874)
- Non-controlling interests		230	223	151

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013

	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 32)	(Note 33)
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Transactions with owners
Appropriation to reserves (Note 33)	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with owners	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013

	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 32)	(Note 33)
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserves (Note 33)	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2013

	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 32)	(Note 33)
As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves (Note 33)	—	6,047	(6,047)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,047	(10,004)	8	(3,949)

As at 31 December 2013	28,265	96,913	95,153	2,254	222,585

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2013

	2013	2012	2011
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	29,451	10,968	20,513
Adjustments for:
Investment income	(82,816)	(73,243)	(60,722)
Net realised and unrealised gains and impairment on financial assets	(5,930)	27,189	10,871
Amount of investment cost below the fair value for identifiable net assets of an associate	(683)	—	—
Amortisation of premiums and discounts	—	—	1
Insurance contracts	109,843	185,106	181,184
Depreciation and amortisation	2,026	1,949	1,909
Foreign exchange losses	437	49	547
Share of profit of associates	(3,125)	(3,037)	(2,213)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(449)	(10,152)	(14,196)
Receivables and payables	23,300	(4,434)	(925)
Income tax paid	(5,343)	(3,675)	(3,456)
Interest received—securities at fair value through profit or loss	1,002	833	404
Dividends received—securities at fair value through profit or loss	579	629	36

Net cash inflow from operating activities	68,292	132,182	133,953

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	20,623	51,281	32,676
Maturities of debt securities	15,244	5,277	24,530
Disposals of equity securities	231,864	105,519	98,639
Property, plant and equipment	159	218	258
Purchases:
Debt securities	(122,952)	(228,296)	(116,000)
Equity securities	(223,449)	(70,557)	(132,294)
Property, plant and equipment	(3,724)	(5,293)	(5,108)
Additional capital contribution to associates	(2,386)	(1,339)	(1,600)
Increase in term deposits, net	(23,456)	(120,287)	(79,208)
Increase/(decrease) in securities purchased under agreements to resell, net	(7,401)	1,476	(2,370)
Interest received	72,667	61,410	49,976
Dividends received	2,861	4,768	4,874
Increase in policy loans, net	(20,283)	(7,572)	(8,344)
Others	—	(409)	380

Net cash outflow from investing activities	(60,233)	(203,804)	(133,591)

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2013

	2013	2012	2011
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(48,073)	55,499	(10,065)
Interest paid	(4,083)	(1,832)	(570)
Dividends paid to equity holders of the Company	(3,957)	(6,501)	(11,306)
Dividends paid to non-controlling interests	(80)	(65)	(58)
Proceeds from issuance of subordinated debts	—	37,988	29,990
Capital injected into a subsidiary by non-controlling interests	88	—	—

Net cash inflow/(outflow) from financing activities	(56,105)	85,089	7,991

Foreign exchange losses on cash and cash equivalents	(76)	—	(222)
Net increase/(decrease) in cash and cash equivalents	(48,122)	13,467	8,131

Cash and cash equivalents
Beginning of the year	69,452	55,985	47,854

End of the year	21,330	69,452	55,985

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	20,036	69,448	52,001
Short-term bank deposits	1,294	4	3,984

The notes on pages 14 to 91 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 25 March 2014.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013

The following standards and amendments are mandatory for the first time for the financial year beginning 1 January 2013:

Standards/Amendments	Content	Effective for annual period beginning on or after

IAS 1 Amendment	Presentation of Items of Other Comprehensive Income	1 July 2012

IAS 1 Amendment (i)	Clarification of the requirement for comparative information	1 January 2013

IAS 19 (Revised)	Employee Benefits	1 January 2013

IAS 27 (Revised)	Separate Financial Statements	1 January 2013

IAS 28 (Revised)	Investments in Associates and Joint Ventures	1 January 2013

IAS 32 Amendment (i)	Financial instruments: Presentation –Tax effects of distributions to holders of equity instruments	1 January 2013

IFRS 7 Amendment	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013

IFRS 10	Consolidated Financial Statements	1 January 2013

IFRS 11	Joint Arrangements	1 January 2013

IFRS 12	Disclosure of Interests in Other Entities	1 January 2013

IFRS 13	Fair Value Measurement	1 January 2013

(i)	These two amendments belong to Annual Improvement 2011.

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income

The amendment to IAS 1 introduces a grouping of items presented in other comprehensive income (“OCI”). Items that will be reclassified (or recycled) to profit or loss at a future point in time (e.g., net loss or gain on available-for-sale securities) have to be presented separately from items that will not be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affects presentation only and has no impact on the Group’s financial position or performance.

IAS 1 Amendment – Clarification of the requirement for comparative information

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third statement of financial position”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third statement of financial position does not have to be accompanied by comparative information in the related notes. The amendment affects presentation only and has no impact on the Group’s financial position or performance.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IAS 19 (Revised) – Employee Benefits

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in OCI and permanently excluded from profit or loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as, quantitative sensitivity disclosures. As the Group has no defined benefit plan, the amendments have no impact on the Group’s consolidated financial statements.

IAS 32 Amendment – Financial instruments: Presentation – Tax effects of distributions to holders of equity instruments

The amendment to IAS 32 clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment has no impact on the Group’s consolidated financial statements.

IFRS 7 Amendment – Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. This amendment has no material impact on the Group’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 (Revised) – Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 has no material impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements and IAS 28 (Revised) – Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 has no material impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities previously included in IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures. It also introduces a number of new disclosure requirements for these entities. The Group provides these disclosures in Notes 8 and 9.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Group re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has had no material impact on the fair value measurements of the Group. The Group provides these disclosures in Notes 4.3, 7 and 10.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013

The Group has not applied the following key new standards and amendments, which have been issued but not yet effective, in these financial statements:

Standards/Amendments	Content	Effective for annual period beginning on or after

IAS 32 Amendment	Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	1 January 2014

IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014

IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	1 January 2014

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities	1 January 2014

IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment	Financial Instruments and Financial Instruments : Disclosures	Not determined

IAS 32 Amendment – Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment is effective for annual periods beginning on or after 1 January 2014. The amendment is not expected to have material impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013 (continued)

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is effective for annual periods beginning on or after 1 January 2014. The Group has not adopted hedge accounting during the current period. The amendment is not expected to be relevant to the Group.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments are effective for annual periods beginning on or after 1 January 2014, and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that these amendments would be relevant to the Group, since the Group would not qualify to be an investment entity under IFRS 10.

IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment – Financial Instruments and Financial Instruments : Disclosures

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015.

On 19 November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

•	bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements. As a result of these changes, users of the financial statements will be provided with better information about risk management and about the effect of hedge accounting on the financial statements;

•	allow the changes to address the so-called “own credit” issue that were already included in IFRS 9 Financial Instruments to be applied in isolation without the need to change any other accounting for financial instruments; and

•	remove the 1 January 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets and financial liabilities. Together with the amendment to IFRS 9, the amendment to IFRS 7 also requires additional disclosures on transition from IAS 39 to IFRS 9. The Group will analyse the effect in conjunction with the other phases, when the final standard including all phases is issued.

Apart from the above, Annual Improvement 2012 and Annual Improvement 2013 issued in December 2013 set out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2013. Subsidiaries are those entities which are controlled by the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognises the carrying amount of any non-controlling interests;

•	Derecognises the cumulative translation differences recorded in equity;

•	Recognises the fair value of the consideration received;

•	Recognises the fair value of any investment retained;

•	Recognises any surplus or deficit in profit or loss; and

•	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed the related assets or liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent period. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI are reclassified to profit or loss as appropriate.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting right of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of its associates’ post-acquisition profit or loss is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate.

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose of and value in use. The impairment of investment in the associate is reviewed for possible reversal at each reporting date.

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

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.5	Foreign currency translation

Except for China Life Franklin Asset Management Company Limited (“AMC HK”), the functional currency of the Group is RMB. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease or the useful life

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful life. The estimated useful life of investment properties is 15 to 35 years.

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities are summarised in the below four categories:

(i)	Securities at fair value through profit or loss

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

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to the followings:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	The disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the followings:

•	The market price of the equity securities was more than 50% below its cost at the reporting date;

•	The market price of the equity securities was more than 20% below its cost for a period of at least six months at the reporting date; and

•	The market price of the equity securities was below its cost for a period of more than one year (including one year) at the reporting date.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains and impairment on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.9	Fair value measurement

The Group measures financial instruments, such as, securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described in Notes 4.3, 7 and 10, based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at this discretion of the Group.

2.11.2	Insurance contracts

2.11.2.a	Recognition and measurement

(i)	Short-term insurance contracts

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

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends;

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contracts liabilities.

2.11.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c	Reinsurance contracts held

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

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group the higher of 70% of accumulated surplus available or the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Securities sold under agreements to repurchase

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

2.13	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.14	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Employee benefits

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

2.16	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.17	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18	Finance costs

Interest expenses for bonds payable and securities sold under agreements to repurchase are recognised within finance costs in net profit using effective interest rate method.

2.19	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.20	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Provisions and contingencies

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

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.22	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Investments

The Group’s principal financial instruments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of considerations. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of consolidated financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement result of the tax matters are different from the amount recorded, these differences will impact the final income tax expense and deferred tax for the period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT

Risk management is carried out by the Group’s Risk Management Committee under policies approved by the Group’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products those containing risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	2013 RMB million	%	2012 RMB million	%
Premiums of long-term insurance contracts
Xin Feng Participating Endowment (a)	32,770	10.72%	—	—
Hong Ying Participating Endowment (b)	29,235	9.56%	49,397	16.13%
Kang Ning Whole Life (c)	25,672	8.40%	26,640	8.70%
Mei Man Yi Sheng Participating Endowment (d)	18,881	6.18%	20,972	6.85%
Hong Feng Participating Endowment (e)	2,186	0.72%	3,129	1.02%
Others (f)	196,976	64.42%	206,172	67.30%

Total	305,720	100%	306,310	100%

Insurance benefits expenses of long-term insurance contracts
Xin Feng Participating Endowment (a)	18	0.01%	—	—
Hong Ying Participating Endowment (b)	432	0.34%	317	0.47%
Kang Ning Whole Life (c)	3,339	2.59%	3,165	4.73%
Mei Man Yi Sheng Participating Endowment (d)	2,719	2.11%	2,778	4.15%
Hong Feng Participating Endowment (e)	88,967	69.02%	42,182	63.00%
Others (f)	33,417	25.93%	18,515	27.65%

Total	128,892	100%	66,957	100%

	As at 31 December 2013		As at 31 December 2012
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Feng Participating Endowment (a)	32,471	2.19%	—	—
Hong Ying Participating Endowment (b)	179,258	12.09%	158,752	11.54%
Kang Ning Whole Life (c)	172,055	11.60%	149,034	10.83%
Mei Man Yi Sheng Participating Endowment (d)	114,531	7.72%	98,651	7.17%
Hong Feng Participating Endowment (e)	83,367	5.62%	174,634	12.70%
Others (f)	901,264	60.78%	794,433	57.76%

Total	1,482,946	100%	1,375,504	100%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	Xin Feng is a participating endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Maturity benefit is paid at the basic sum insured. Death benefit incurred after the policy’s effective date is paid at the basic sum insured. Accident death benefit incurred after the policy’s effective date is paid at 300% of the basic sum insured.

(b)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred on a train, a ship or a flight, accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred not on a train, a ship nor a flight, accident death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(d)	Mei Man Yi Sheng is a participating endowment insurance contract with the options for regular premium of 3 years, 5 years, 8 years or 12 years, applicable to healthy policyholders between 30-day-old and 60-year-old. The insured period is till when the insured is 75 years old. Annuity is paid at 1% of the basic sum insured multiplied by the number of years of premium payments during the insured period. Maturity benefit is paid at the basic sum insured multiplied by the number of years of premium payments. Disease death benefit incurred within the first two policy years is paid at the premium received (without interest). Accident or disease death benefit after the first two policy years is paid at 110% of the basic sum insured multiplied by the number of years of premium payments.

(e)	Hong Feng is a participating endowment insurance contract with single premium. Its insured period can be 5 years or 10 years but will end when the insured is 65 years old. Maturity benefit is paid at the basic sum insured. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB12,120 million or RMB12,660 million (2012: RMB11,319 million or RMB11,901 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB5,460 million or RMB5,765 million (2012: RMB5,683 million or RMB6,022 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB39,833 million or RMB45,292 million (2012: RMB37,263 million or RMB42,574 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB193 million lower or higher, respectively (2012: RMB159 million).

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2009	2010	2011	2012	2013	Total
Current year	8,102	8,826	8,002	8,056	11,476
1 year later	8,291	8,967	8,279	8,164
2 years later	8,063	8,640	8,090
3 years later	8,063	8,640
4 years later	8,063

Estimated claims expenses	8,063	8,640	8,090	8,164	11,476	44,433

Accumulated claims expenses paid	(8,063)	(8,640)	(8,090)	(7,879)	(7,106)	(39,778)

Unpaid claims expenses	—	—	—	285	4,370	4,655

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2009	2010	2011	2012	2013	Total
Current year	8,018	8,741	7,889	7,916	11,331
1 year later	8,205	8,879	8,161	8,035
2 years later	7,979	8,557	7,977
3 years later	7,979	8,557
4 years later	7,979

Estimated accumulated claims	7,979	8,557	7,977	8,035	11,331	43,879

Accumulated claims expenses paid	(7,979)	(8,557)	(7,977)	(7,754)	(7,017)	(39,284)

Unpaid claims expenses	—	—	—	281	4,314	4,595

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

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

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

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

At 31 December 2013, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB934 million (2012: RMB1,844 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits—restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB10,720 million (2012: RMB10,291 million) lower or RMB10,720 million (2012: RMB7,238 million) higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

At 31 December 2013, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB164 million (2012: RMB792 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB15,154 million (2012: RMB9,568 million) higher or RMB15,154 million (2012: RMB13,047 million) lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to financial assets denominated in US dollar or HK dollar.

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2013 and 2012, expressed in RMB equivalent:

As at 31 December 2013	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	2,985	2,985
Debt securities
- Held-to-maturity securities	39	—	39
- Available-for-sale securities	266	—	266
Term deposits	10,400	—	10,400
Cash and cash equivalents	1,823	222	2,045

Total	12,528	3,207	15,735

As at 31 December 2012	US dollar	HK dollar	Total
Equity securities
- Available-for-sale securities	—	2,757	2,757
Debt securities
- Held-to-maturity securities	1,886	36	1,922
- Available-for-sale securities	266	—	266
Term deposits	9,678	—	9,678
Cash and cash equivalents	251	2,691	2,942

Total	12,081	5,484	17,565

As at 31 December 2013, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,275 million (2012: RMB1,481 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB299 million (2012: RMB276 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities. The actual exchange loss in year 2013 was RMB437 million (2012: RMB49 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2013 and 2012.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership if the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2013, 99.1% (as at 31 December 2012: 99.9%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2013, 99.7% (as at 31 December 2012: 99.7% ) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2013, 99.6% (as at 31 December 2012: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s debt investment plans, presented as other loans, are supported by fiscal income in budget of Central Government or third party guarantee. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits—restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2013 and 2012.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2013 and 2012.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2013	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	154,957	154,957	—	—	—	—
Debt securities	873,817	—	67,013	142,017	201,242	994,360
Loans	118,626	—	63,142	16,740	26,382	29,326
Term deposits	664,174	—	87,700	355,944	295,967	10,050
Statutory deposits - restricted	6,153	—	378	891	6,253	—
Securities purchased under agreements to resell	8,295	—	8,295	—	—	—
Accrued investment income	34,717	—	28,358	32	6,327	—
Premiums receivable	9,876	—	9,876	—	—	—
Cash and cash equivalents	21,330	—	21,330	—	—	—

Subtotal	1,891,945	154,957	286,092	515,624	536,171	1,033,736

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,494,497	—	30,721	120,270	109,561	2,237,733
Investment contracts	65,087	—	14,692	11,642	8,564	77,315
Contractual cash outflows
Securities sold under agreements to repurchase	20,426	—	20,426	—	—	—
Annuity and other insurance balances payable	23,179	—	23,179	—	—	—
Bonds payable	67,985	—	2,388	37,146	40,511	—

Subtotal	1,671,174	—	91,406	169,058	158,636	2,315,048

Net cash inflows/(outflows)	220,771	154,957	194,686	346,566	377,535	(1,281,312)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2012	Carrying amount	Without maturity	No later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	164,748	164,748	—	—	—	—
Debt securities	828,075	—	45,520	116,994	161,960	1,007,416
Loans	80,419	—	42,174	8,237	12,713	32,487
Term deposits	641,080	—	107,139	273,690	351,527	603
Statutory deposits—restricted	6,153	—	4,167	419	2,181	—
Securities purchased under agreements to resell	894	—	894	—	—	—
Accrued investment income	28,926	—	28,926	—	—	—
Premiums receivable	8,738	—	8,738	—	—	—
Cash and cash equivalent	69,434	—	69,434	—	—	—

Subtotal	1,828,467	164,748	306,992	399,340	528,381	1,040,506

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,384,537	—	30,970	70,702	192,336	2,062,150
Investment contracts	66,604	—	16,053	18,294	11,325	45,846
Contractual cash outflows
Securities sold under agreements to repurchase	68,499	—	68,499	—	—	—
Annuity and other insurance balances payable	16,890	—	16,890	—	—	—
Bonds Payable	67,981	—	2,077	6,848	73,198	—

Subtotal	1,604,511	—	134,489	95,844	276,859	2,107,996

Net cash inflows/(outflows)	223,956	164,748	172,503	303,496	251,522	(1,067,490)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, lapse rate, loss ratio and expense and other assumptions. Actual experience may differ from estimates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB49,536 million as at 31 December 2013 (2012: RMB44,240 million). At 31 December 2013, declared dividends of RMB33,671 million (2012: RMB34,081 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB46,196 million and RMB18,364 million, respectively for the period ended 31 December 2013 (2012: RMB47,601 million and RMB18,481 million, respectively), payable within one year.

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

The Group is also subject to other local capital requirements, such as statutory deposits—restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 9.4, Note 33 and Note 19, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Actual capital	168,501	176,024
Minimum capital	74,485	74,718
Solvency ratio	226%	236%

According to Solvency Regulations of Insurance Companies, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted price, Level 2 fair value is based on valuation technique using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

At 31 December 2013, assets classified as Level 1 account for approximately 34.40% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trading date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

At 31 December 2013, assets classified as Level 2 account for approximately 62.96% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or from valuation service providers.

At 31 December 2013, assets classified as Level 3 account for approximately 2.64% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation technique, including discounted cash flow valuations, market comparison approach, and etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2013:

	Fair value measurement using
	Quoted prices in active market	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
-Equity securities	134,085	3,868	13,588	151,541
-Debt securities	34,020	305,665	301	339,986
Securities at fair value through profit or loss
-Equity securities	3,416	—	—	3,416
-Debt securities	9,333	21,423	—	30,756

Total	180,854	330,956	13,889	525,699

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(25)	—	—	(25)

Total	(25)	—	—	(25)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets for the year ended 31 December 2013:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	301	3,649	85	4,035
Purchases	—	9,349	—	9,349
Transferred into Level 3	—	362	—	362
Transferred out of Level 3	—	(205)	(85)	(290)
Total gains/(losses) recorded in profit or loss	—	(144)	—	(144)
Total gains/(losses) recorded in other comprehensive income	—	577	—	577

Closing balance	301	13,588	—	13,889

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2012:

	Fair value measurement using
	Quoted prices in active market	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
–Equity securities	150,874	2,303	3,649	156,826
–Debt securities	28,218	321,071	301	349,590
Securities at fair value through profit or loss
–Equity securities	7,798	33	85	7,916
–Debt securities	13,144	12,975	—	26,119

Total	200,034	336,382	4,035	540,451

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(35)	—	—	(35)

Total	(35)	—	—	(35)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets for the year ended 31 December 2012:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	301	2,437	—	2,738
Purchases	—	1,234	—	1,234
Transferred into Level 3	—	65	78	143
Total gains/(losses) recorded in profit or loss	—	(164)	7	(157)
Total gains/(losses) recorded in other comprehensive income	—	77	—	77

Closing balance	301	3,649	85	4,035

The assets whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2013, RMB10,194 million debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB13,368 million debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 2 and Level 1.

For the year ended 31 December 2013, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2013, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term insurance contracts and universal contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents by Insurance Companies issued by the CIRC.

(v)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC as described in Note 31, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains /(losses) through profit or loss and foreign exchange gains /(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contracts liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2013
	Individual Life	Group life	Short -term	Supplementary major medical	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	303,660	2,060	18,056	2,514	—	—	326,290

- Term life	16,742	528	—	—	—	—	—
- Whole life	29,739	43	—	—	—	—	—
- Endowment	209,034	—	—	—	—	—	—
- Annuity	48,145	1,489	—	—	—	—	—

Net premiums earned	303,431	2,055	16,952	2,375	—	—	324,813
Investment income	78,960	3,072	524	2	258	—	82,816
Net realised gains and impairment on financial assets	5,563	216	35	—	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	145	6	1	—	(15)	—	137
Other income	463	468	2	3	4,266	(878)	4,324

Including: inter-segment revenue	—	—	—	—	878	(878)	—

Segment revenues	388,562	5,817	17,514	2,380	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(193,165)	(506)	—	—	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	—	(8,766)	(2,497)	—	—	(11,263)
Increase in insurance contracts liabilities	(105,928)	(1,426)	—	—	—	—	(107,354)
Investment contract benefits	(480)	(1,338)	—	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(17,425)	(998)	—	—	—	—	(18,423)
Underwriting and policy acquisition costs	(20,988)	(110)	(3,851)	—	(741)	—	(25,690)
Finance costs	(3,848)	(150)	(26)	—	(8)	—	(4,032)
Administrative expenses	(18,282)	(664)	(3,860)	(127)	(1,872)	—	(24,805)
Other expenses	(3,037)	(96)	(683)	—	(926)	878	(3,864)

Including: inter-segment expenses	(839)	(33)	(6)	—	—	878	—

Statutory insurance fund contribution	(506)	(18)	(110)	(3)	—	—	(637)

Segment benefits, claims and expenses	(363,659)	(5,306)	(17,296)	(2,627)	(3,547)	878	(391,557)

Share of profit of associates	—	—	—	—	3,125	—	3,125

Segment results	24,903	511	218	(247)	4,066	—	29,451

Income tax							(4,443)

Net profit							25,008

Attributable to
- Equity holders of the Company							24,765
- Non-controlling interests							243
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	(20,267)	(789)	(134)	—	(372)	—	(21,562)
Depreciation and amortisation	1,497	54	323	10	142	—	2,026

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION (continued)

	As at 31 December 2013
	Individual life	Group life	Short -term	Supplementary major medical	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	1,795,393	67,516	11,515	1,366	6,279	—	1,882,069
Others	9,533	23	1,254	93	34,863	—	45,766

Segment assets	1,804,926	67,539	12,769	1,459	41,142	—	1,927,835

Unallocated
Property, plant and equipment							23,393
Others							21,713

Total							1,972,941

Liabilities
Insurance contracts	1,480,793	2,153	10,072	1,479	—	—	1,494,497
Investment contracts	11,364	53,723	—	—	—	—	65,087
Securities sold under agreements to repurchase	19,185	746	127	—	368	—	20,426
Others	87,405	3,014	1,007	217	—	—	91,643

Segment liabilities	1,598,747	59,636	11,206	1,696	368	—	1,671,653

Unallocated
Others							78,703

Total							1,750,356

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2012
	Individual life	Group life	Short -term	Supplementary major medical	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	305,841	469	16,432	—	—	—	322,742

- Term life	2,616	413	—	—	—	—
- Whole life	37,594	53	—	—	—	—
- Endowment	227,770	—	—	—	—	—
- Annuity	37,861	3	—	—	—	—

Net premiums earned	305,732	465	15,929	—	—	—	322,126
Investment income	69,407	3,043	481	—	312	—	73,243
Net realised gains and impairment on financial assets	(25,466)	(1,116)	(169)	—	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	—	6	—	(313)
Other income	402	343	—	—	3,356	(796)	3,305

Including: inter-segment revenue	—	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	—	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	—	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	—	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	—	(1,844)	—	(23,283)
Other expenses	(2,795)	(130)	(593)	—	(582)	796	(3,304)

Including: inter-segment expenses	(758)	(33)	(5)	—	—	796	—

Statutory insurance fund contribution	(477)	(18)	(114)	—	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	—	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	—	3,037	—	3,037

Segment results	7,450	(216)	191	—	3,543	—	10,968

Income tax							304

Net profit							11,272

Attributable to
- Equity holders of the Company							11,061
- Non-controlling interests							211
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	—	59	—	24,995
Depreciation and amortisation	1,480	54	355	—	60	—	1,949

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION (continued)

	As at 31 December 2012
	Individual life	Group life	Short -term	Supplementary major medical	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	—	5,599	—	1,819,764
Others	9,106	21	524	—	28,991	—	38,642

Segment assets	1,737,575	74,007	12,234	—	34,590	—	1,858,406

Unallocated
Property, plant and equipment							22,335
Others							18,175

Total							1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	—	68,499
Others	81,191	3,374	794	—	—	—	85,359

Segment liabilities	1,532,805	61,950	10,279	—	—	—	1,605,034

Unallocated
Others							70,781

Total							1,675,815

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2011
	Individual life	Group life	Short -term	Supplementary major medical	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	302,012	438	15,802	—	—	—	318,252

- Term life	2,299	333	—	—	—	—
- Whole life	37,934	85	—	—	—	—
- Endowment	221,925	—	—	—	—	—
- Annuity	39,854	20	—	—	—	—

Net premiums earned	301,986	434	15,856	—	—	—	318,276
Investment income	57,080	2,893	460	—	289	—	60,722
Net realised gains and impairment on financial assets	(10,404)	(527)	(86)	—	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	—	(1)	—	337
Other income	477	163	—	—	2,901	(769)	2,772

Including: inter-segment revenue	—	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	—	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	—	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	—	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	—	(2,077)	—	(21,549)
Other expenses	(2,604)	(107)	(548)	—	(785)	769	(3,275)

Including: inter-segment expenses	(726)	(37)	(6)	—	—	769	—

Statutory insurance fund contribution	(456)	(16)	(123)	—	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	—	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	—	1,987	—	20,513

Income tax							(2,022)

Net profit							18,491

Attributable to
- Equity holders of the Company							18,331
- Non-controlling interests							160
Unrealised gains/(losses) from available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	—	(65)	—	(24,205)
Depreciation and amortisation	1,409	49	380	—	71	—	1,909

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2013	19,247	6,282	1,531	5,126	1,080	33,266
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	127	822	155	3,373	—	4,477
Transfer to investment properties	(624)	—	—	(811)	—	(1,435)
Disposals	(64)	(392)	(238)	(174)	(22)	(890)

As at 31 December 2013	19,949	6,730	1,448	6,125	1,166	35,418

Accumulated depreciation
As at 1 January 2013	(5,265)	(3,973)	(932)	—	(736)	(10,906)
Charge for the year	(744)	(727)	(169)	—	(138)	(1,778)
Transfer to investment properties	83	—	—	—	—	83
Disposals	16	351	218	—	16	601

As at 31 December 2013	(5,910)	(4,349)	(883)	—	(858)	(12,000)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,957	2,309	599	5,126	344	22,335

As at 31 December 2013	14,014	2,381	565	6,125	308	23,393

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2012	18,722	5,739	1,639	3,082	936	30,118
Transfers upon completion	551	15	—	(732)	166	—
Additions	47	914	186	2,812	4	3,963
Disposals	(73)	(386)	(294)	(36)	(26)	(815)

As at 31 December 2012	19,247	6,282	1,531	5,126	1,080	33,266

Accumulated depreciation
As at 1 January 2012	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)
Charge for the year	(729)	(696)	(156)	—	(141)	(1,722)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,265)	(3,973)	(932)	—	(736)	(10,906)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	14,126	2,107	597	3,082	319	20,231

As at 31 December 2012	13,957	2,309	599	5,126	344	22,335

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

7	INVESTMENT PROPERTIES

Buildings
RMB million
Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,435

As at 31 December 2013	1,435

Accumulated depreciation
As at 1 January 2013	—
Additions	(23)
Transfer from property, plant and equipment	(83)

As at 31 December 2013	(106)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,329

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,045

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

7	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the reliability of its investment properties and no contractual obligations to either purchase, construct or develop investment properties or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2013.

The fair value of investment properties of the Group as at 31 December 2013 amounted to RMB 2,045 million (2012: Nil), which was estimated by the Company having regards to valuations performed by an independent appraiser. It was classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

8	INVESTMENTS IN ASSOCIATES

	2013	2012
	RMB million	RMB million
As at 1 January	28,991	24,448
Investment in associates (i)	2,506	1,339
Amount of additional investment cost below the fair value for identifiable net assets	683	—
Scrip dividend (ii)	81	182
Share of profit	3,125	3,037
Other equity movements	(332)	167
Dividend received(ii)	(279)	(182)

As at 31 December	34,775	28,991

(i)	On 27 September 2013, the Company and Sino-Ocean Land Holdings Limited (“Sino-Ocean”) entered into the Subscription Agreement between Sino-Ocean Land Holdings Limited and China Life Insurance Company Limited (“Subscription Agreement”), pursuant to which the Company agreed to subscribe for 635,941,967 non-public shares issued by Sino-Ocean, at the price of HKD4.74 per share. On 19 November 2013, the subscription was approved by the extraordinary general meeting of Sino-Ocean. On 22 November 2013, the subscription was completed. As at 31 December 2013, the percentage of equity interest held by the Company in Sino-Ocean was 29.02%.

(ii)	2012 final dividend of HKD0.17 per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 10 May 2013 and each shareholder could elect to receive the 2012 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB198 million.

2013 interim dividend of HKD0.07 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 15 August 2013, and each shareholder could elect to receive the 2013 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB81 million with a corresponding increase in the carrying value of investments in associates.

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2013, the stock price of Sino-Ocean was HKD5.09 per share.

As at 31 December 2013, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held
China Guangfa Bank Co. Ltd (“CGB”)	PRC	20.00%
China Life Property and Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

8	INVESTMENTS IN ASSOCIATES (continued)

As at 31 December 2012, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held
CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	24.85%
COFCO Futures	PRC	35.00%

The following table illustrates the summarised financial information of the Group’s associates at 31 December 2013 and for the year ended 2013:

	CGB	CLP&C	Sino-Ocean	COFCO Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

The following table illustrates the summarised financial information of the Group’s associates at 31 December 2012 and for the year ended 2012:

	CGB	CLP&C	Sino-Ocean	COFCO Futures
	RMB million	RMB million	RMB million	RMB million
Total assets	1,168,150	30,333	128,305	7,003
Total liabilities	1,104,622	22,954	86,258	4,731
Total equity	63,528	7,379	42,047	2,272
Total equity attributable to equity holders of the associates	63,528	7,379	29,759	2,269
Total adjustments (i)	—	—	2,374	—
Total equity attributable to equity holders of the associates after adjustments	63,528	7,379	32,133	2,269
Proportion of the Group’s ownership	20.00%	40.00%	24.85%	35.00%
Carrying amount of the investments	15,752	2,947	8,952	1,340

Total revenues	31,270	19,952	30,276	867
Net profit	11,220	375	3,987	124
Other comprehensive income	(398)	514	9	—
Total comprehensive income	10,822	889	3,996	124

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2012.

(i) Including adjustments for the difference of accounting policies, fair value, and others.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Debt securities
Government bonds	97,702	96,097
Government agency bonds	113,618	111,759
Corporate bonds	131,022	83,084
Subordinated bonds/debts	160,733	161,449

Total	503,075	452,389

Debt securities
Listed in mainland, PRC	49,159	41,927
Listed in Hong Kong, PRC	21	12
Listed in Singapore	23	18
Unlisted	453,872	410,432

Total	503,075	452,389

The estimated fair value of all held-to-maturity securities was RMB464,996 million as at 31 December 2013 (31 December 2012: RMB450,865 million).

Unlisted debt securities include those traded on Chinese interbank market.

	As at 31 December 2013	As at 31 December 2012
Debt securities- Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	12,905	2,234
After one year but within five years	64,878	55,079
After five years but within ten years	109,334	91,426
After ten years	315,958	303,650

Total	503,075	452,389

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Policy loans	60,176	39,893
Other loans (i)	58,450	40,526

Total	118,626	80,419

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Maturing:
Within one year	60,315	39,893
After one year but within five years	26,192	10,036
After five years but within ten years	32,119	30,490

Total	118,626	80,419

(i)	Other loans are mainly debt investment plans. As at 31 December 2013, RMB62,200 million of debt investment plans had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB34,920 million was owned by the Group. Meanwhile, the Group also owned RMB20,187 million of debt investments plans managed by other insurance asset management companies. All debt investment plans are either guaranteed by third parties or with pledge, or having the national annual budget income as the source of repayment. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents our maximum risk exposure.

During the year ended 31 December 2013, the asset management fee of debt investment plans received by AMC is RMB106 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS (continued)

9.3	Term deposits

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Maturing:
Within one year	74,932	92,045
After one year but within five years	579,242	548,435
After five years but within ten years	10,000	600

Total	664,174	641,080

9.4	Statutory deposits-restricted

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Contractual maturity schedule
Within one year	—	3,933
After one year but within five years	6,153	2,220

Total	6,153	6,153

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Debt securities
Government bonds	31,435	42,946
Government agency bonds	119,739	135,870
Corporate bonds	165,001	139,286
Subordinated bonds/debts	23,579	31,488
Other (i)	232	—

Subtotal	339,986	349,590

Equity securities
Funds	58,052	57,019
Common stocks	77,250	96,361
Other (i)	16,239	3,446

Subtotal	151,541	156,826

Total	491,527	506,416

(i)	Other available-for-sale securities mainly include equity investment plans, private equity funds and etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents our maximum risk exposure.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Debt securities
Listed in mainland, PRC	37,652	34,844
Listed in Singapore	266	266
Unlisted	302,068	314,480

Subtotal	339,986	349,590

Equity securities
Listed in mainland, PRC	80,638	102,379
Listed in Hong Kong, PRC	2,985	2,757
Unlisted	67,918	51,690

Subtotal	151,541	156,826

Total	491,527	506,416

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

	As at 31 December 2013	As at 31 December 2012
Debt securities- Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	7,964	5,627
After one year but within five years	115,636	70,959
After five years but within ten years	117,242	137,962
After ten years	99,144	135,042

Total	339,986	349,590

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Debt securities
Government bonds	1,489	1,697
Government agency bonds	4,659	6,291
Corporate bonds	24,608	18,131

Subtotal	30,756	26,119

Equity securities
Funds	939	2,188
Common stocks	2,477	5,728

Subtotal	3,416	7,916

Total	34,172	34,035

Debt securities
Listed in mainland, PRC	5,375	5,501
Unlisted	25,381	20,618

Subtotal	30,756	26,119

Equity securities
Listed in mainland, PRC	2,484	6,096
Unlisted	932	1,820

Subtotal	3,416	7,916

Total	34,172	34,035

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Maturing:
Within 30 days	8,295	894
After 30 days but within 90 days	—	—

Total	8,295	894

9.8	Accrued investment income

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Bank deposits	20,210	16,478
Debt securities	13,402	11,642
Others	1,105	806

Total	34,717	28,926

Current	28,358	28,926
Non-current	6,359	—

Total	34,717	28,926

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2013	As at 31 December 2012	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	503,075	452,389	464,996	450,865
Loans	118,626	80,419	118,626	80,419
Term deposits	664,174	641,080	664,174	641,080
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	491,527	506,416	491,527	506,416
Securities at fair value through profit or loss	34,172	34,035	34,172	34,035
Securities purchased under agreements to resell	8,295	894	8,295	894
Cash and cash equivalents	21,330	69,452	21,330	69,452
Investment contracts (iii)	(65,087)	(66,639)	(63,772)	(65,074)
Securities sold under agreements to repurchase	(20,426)	(68,499)	(20,426)	(68,499)
Bonds payable (iii)	(67,985)	(67,981)	(65,486)	(68,000)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB54,643 million and under Level 2 was RMB410,353 million as at 31 December 2013.

(iii)	The fair value of investment contracts and bonds payable are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows. Investment contracts at fair value through profit or loss were classified as Level 1. The fair value of investment contracts at amortised cost and bonds payable were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2013, the carrying value of premiums receivable within one year is RMB9,871 million (As at 31 December 2012: RMB8,735 million).

12	REINSURANCE ASSETS

	As at 31 December 2013	As at 31 December 2012
	million	RMB million
Long-term insurance contracts ceded (Note 14)	846	758
Due from reinsurance companies	42	35
Ceded unearned premiums (Note 14)	121	101
Claims recoverable from reinsurers (Note 14)	60	54

Total	1,069	948

Current	223	190
Non-current	846	758

Total	1,069	948

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

13	OTHER ASSETS

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Land use rights	6,183	6,330
Due from CLIC (Note 31(f))	549	560
Automated policy loans	2,056	1,787
Tax refundable	8,175	6,563
Others	3,467	2,900

Total	20,430	18,140

Current	14,092	11,794
Non-current	6,338	6,346

Total	20,430	18,140

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2013	4.80%~5.00%
As at 31 December 2012	4.80%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2013	3.47%~5.74%
As at 31 December 2012	3.12%~5.61%

There is uncertainty on discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense study and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2013	37.0~45.0	0.85%~0.90%	14.0	0.90%
As at 31 December 2012	37.0~45.0	0.85%~0.90%	14.0	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro- economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations haven’t imposed any specific requirement on it.

The Group adopted consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Gross
Long-term insurance contracts	1,482,946	1,375,504
Short-term insurance contracts
- Claims and claim adjustment expenses	4,655	3,078
- Unearned premiums	6,896	5,955

Total, gross	1,494,497	1,384,537

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(846)	(758)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(60)	(54)
- Unearned premiums (Note 12)	(121)	(101)

Total, ceded	(1,027)	(913)

Net
Long-term insurance contracts	1,482,100	1,374,746
Short-term insurance contracts
- Claims and claim adjustment expenses	4,595	3,024
- Unearned premiums	6,775	5,854

Total, net	1,493,470	1,383,624

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2013	2012
	RMB million	RMB million
Notified claims	202	354
Incurred but not reported	2,876	2,835

Total as at 1 January — Gross	3,078	3,189

Cash paid for claims settled
- Cash paid for current year claims	(7,106)	(5,427)
- Cash paid for prior year claims	(2,712)	(2,691)
Claims incurred
- Claims arising in current year	11,476	8,056
- Claims arising in prior years	(81)	(49)

Total as at 31 December — Gross	4,655	3,078

Notified claims	835	202
Incurred but not reported	3,820	2,876

Total as at 31 December — Gross	4,655	3,078

The table below presents movements in unearned premium reserves:

	2013				2012
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	5,955	(101)	5,854	5,698	(76)	5,622
Increase	6,896	(121)	6,775	5,955	(101)	5,854
Release	(5,955)	101	(5,854)	(5,698)	76	(5,622)

As at 31 December	6,896	(121)	6,775	5,955	(101)	5,854

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2013	2012
	RMB million	RMB million
As at 1 January	1,375,504	1,190,486
Premiums	305,720	306,309
Release of liabilities (i)	(264,175)	(182,271)
Accretion of interest	64,478	58,259
Change in assumptions
-Change in discount rates	1,222	(548)
-Change in other assumptions (ii)	271	230
Other movements	(74)	3,039

As at 31 December	1,482,946	1,375,504

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2013, change in other assumptions is mainly caused by change in lapse rates assumptions of certain products, which increased insurance liability by RMB337 million. This change reflected the Group’s most recent experience and future expectations about lapse rate as at reporting date. Changes in other assumptions excluding lapse rates decreased insurance liabilities by RMB66 million.

For the year ended 31 December 2012, change in other assumptions is mainly caused by change in mortality assumptions of certain products, which increased insurance liability by RMB229 million. This change reflected the Group’s most recent historical mortality experience and future expectations as at reporting date. No significant changes were made to other assumptions.

15	INVESTMENT CONTRACTS

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Investment contracts with DPF at amortised cost	46,555	47,977
Investment contracts without DPF
- At amortised cost	18,507	18,627
- At fair value through profit or loss	25	35

Total	65,087	66,639

The table below presents movements of investment contracts with DPF:

	2013	2012
	RMB million	RMB million
As at 1 January	47,977	52,072
Deposits received	2,622	6,424
Deposits withdrawn, payments on death and other benefits	(5,315)	(11,868)
Policy fees deducted from account balances	(13)	(30)
Interest credited	1,284	1,379

As at 31 December	46,555	47,977

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

16	BONDS PAYABLE

As at 31 December 2013, all bonds payable were subordinated bonds with total carrying value of RMB67,985 million (as at 31 December 2012: RMB67,981 million) and the par value of RMB68,000 million (as at 31 December 2012: RMB68,000 million).

			As at 31 December 2013	As at 31 December 2012
			RMB million	RMB million
Issue date	Maturity date	Interest rate p.a.	Par Value
26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

The Company issued above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuing. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points.

Subordinated bonds are measured at amortised cost as described in Note 2.13.

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Interbank market	13,862	68,499
Stock exchange market	6,564	—

Total	20,426	68,499

Maturing:
Within 30 days	17,426	64,499
After 30 but within 90 days	3,000	—
After 90 days	—	4,000

Total	20,426	68,499

As at 31 December 2013, bonds with carrying value of RMB14,338 million (as at 31 December 2012: RMB70,515 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to stock exchange’s regulation which should be no less than the balance of related repurchase transaction. As at 31 December 2013, the carrying value of securities deposited in the collateral pool was RMB35,677 million (as at 31 December 2012: Nil). The collateral is restricted from trading during the period of the repurchase transaction.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

18	OTHER LIABILITIES

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Salary and welfare payable	4,792	4,035
Interest payable to policyholder	4,014	3,492
Commission and brokerage payable	1,630	2,459
Interest payable of subordinated debts	1,039	1,044
Stock appreciation rights (Note 29)	770	841
Payable to constructors	1,708	761
Agent deposits	682	686
Tax payable	377	403
Others	3,221	2,714

Total	18,233	16,435

Current	18,233	16,435
Non-current	—	—

Total	18,233	16,435

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

19	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, Measures for Administration of Statutory Insurance Fund, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

20	INVESTMENT INCOME

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Debt securities
– held-to-maturity securities	22,588	15,194	10,691
– available-for-sale securities	16,188	16,219	16,935
– at fair value through profit or loss	963	911	449
Equity securities
– available-for-sale securities	3,408	4,773	4,876
– at fair value through profit or loss	579	656	37
Bank deposits	32,667	30,512	24,978
Loans	5,773	4,339	2,658
Securities purchased under agreements to resell	556	633	98
Others	94	6	—

Total	82,816	73,243	60,722

For the year ended 31 December 2013, included in investment income is interest income of RMB78,829 million (2012: RMB67,814 million, 2011: RMB55,809 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2013 was RMB6,395 million (2012: RMB6,009 million, 2011: RMB5,105 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2013 was RMB37,331 million (2012: RMB31,744 million, 2011: RMB27,883 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

21	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Debt securities
Net realised gains	385	1,192	433
Reversal of impairment	—	51	11

Subtotal	385	1,243	444

Equity securities
Net realised gains	9,211	2,975	1,272
Impairment	(3,803)	(31,094)	(12,924)

Subtotal	5,408	(28,119)	(11,652)

Total	5,793	(26,876)	(11,208)

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2013, the Group recognized impairment charge of RMB142 million (2012: RMB14,950 million, 2011: RMB4,133 million) of available-for-sale funds, RMB3,517 million (2012: RMB15,980 million, 2011: RMB8,791 million) of available-for-sale common stocks and RMB144 million (2012: RMB164 million, 2011: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

22	NET FAIR VALUE GAINS / (LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Debt securities	(239)	47	(405)
Equity securities	305	(88)	134
Stock appreciation rights	71	(272)	608

Total	137	(313)	337

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

23	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contracts liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total	300,717	(155)	300,562

For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total	290,855	(138)	290,717

24	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

25	FINANCE COSTS

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Interest expenses for bonds payable	3,423	2,394	303
Interest expenses for securities sold under agreements to repurchase	609	181	570

Total	4,032	2,575	873

26	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Employee salaries and welfare cost	10,789	9,699	8,416
Housing benefits	740	643	552
Contribution to the defined contribution pension plan	1,932	1,743	1,555
Depreciation and amortisation	2,026	1,949	1,909
Exchange loss	437	49	547
Auditors’ remuneration	52	65	65

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

27	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Current taxation-Enterprise income tax	428	1,581	4,355
Deferred taxation	4,015	(1,885)	(2,333)

Taxation charges	4,443	(304)	2,022

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2012 and 2011: 25%) is as follows:

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Profit before income tax	29,451	10,968	20,513
Tax computed at the statutory tax rate	7,363	2,742	5,128
Non-taxable income (i)	(3,172)	(3,462)	(3,511)
Expenses not deductible for tax purposes (i)	200	364	325
Unused tax losses	51	49	57
Others	1	3	23

Income tax at the effective tax rate	4,443	(304)	2,022

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

27	TAXATION (continued)

(c)	As at 31 December 2013 and 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged) / credited to net profit	(180)	2,128	(63)	1,885
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(8,924)	—	(8,924)
- Portion of fair value gains on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged) / credited to net profit	820	(5,024)	189	(4,015)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	7,731	—	7,731
- Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(660)	—	—	(660)
- Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009 and the temporary differences of short-term insurance contracts liabilities and policyholder dividend payables.

(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, and securities at fair value through profit or loss.

(iii)	The deferred tax arising from the others is mainly related to the temporary differences of employee salaries and welfare cost payables.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

27	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	7,084	6,729
- deferred tax assets to be recovered within 12 months	1,827	1,342

Subtotal	8,911	8,071

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(13,557)	(15,555)
- deferred tax liabilities to be settled within 12 months	(273)	(350)

Subtotal	(13,830)	(15,905)

Net deferred tax liabilities	(4,919)	(7,834)

28	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2013 are based on the net profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2012 and 2011: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

29	STOCK APPRECIATION RIGHTS

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

All the stock appreciation rights awarded were fully vested as at 31 December 2013. As at 31 December 2013, there were 55.01 million units outstanding and exercisable (as at 31 December 2012: 55.01 million). As at 31 December 2013, the amount of intrinsic value for the vested stock appreciation rights is RMB757 million (as at 31 December 2012: RMB828 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 1% and risk-free interest rate from 0.15% to 0.25%.

The Company recognised a gain of RMB71 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2013 (2012 fair value loss: RMB272 million, 2011 fair value gain: RMB608 million). There was no reversal of reversed cost due to the abstentions of the stock appreciation rights during the year ended 31 December 2013 and 2012 (2011:RMB15 million). RMB757 million and RMB13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2013 (as at 31 December 2012, RMB828 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2013 (as at 31 December 2012: Nil).

30	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2013, a final dividend of RMB0.14 per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2012 was declared and paid in 2013. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2012, a final dividend of RMB0.23 per ordinary share totalling RMB6,501 million in respect of the year ended 31 December 2011 was declared and paid in 2012. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting in June 2011, a final dividend of RMB0.40 per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2010 was declared and paid in 2011. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2011.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2014, a final dividend of RMB0.30 per ordinary share totalling approximately RMB8,479 million for the year ended 31 December 2013 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2013.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2013:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
AMC HK	An indirect subsidiary of the Company
China Life AMP Asset Management Company (“CL AMP”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others.
China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.	Immediate and ultimate holding company	State - owned	Yang Mingsheng

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year

	As at 31 December 2012	Increase	Decrease	As at 31 December 2013
Name of related party	million	million	million	million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB3,000	—	—	RMB3,000
Pension Company	RMB2,500	—	—	RMB2,500
AMC HK	HKD60	—	—	HKD60
Suzhou Pension Company (i)	—	RMB300	—	RMB300
CL AMP (i)	—	RMB588	—	RMB588

(i)	Suzhou Pension Company and CL AMP were incorporated in September and November 2013, respectively.

(d)	Percentage of holding of related parties with control relationship and changes during the year

	As at 31 December 2012				As at 31 December 2013
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Shareholder	million	holding	million	million	million	holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2012				As at 31 December 2013
	Amount	Percentage of	Increase	Decrease	Amount	Percentage of
Subsidiaries	million	holding	million	million	million	holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,305	92.20% directly and indirectly	—	—	RMB2,305	92.20% directly and indirectly
AMC HK	HKD30	50.00% indirectly	—	—	HKD30	50.00% indirectly
Suzhou Pension Company	—	—	RMB300	—	RMB300	100% directly
CL AMP	—	—	RMB500	—	RMB500	85.03% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

			For the year ended 31 December
	Notes		2013	2012	2011
			RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i	)	1,022	1,063	1,112
Asset management fee received from CLIC	(ii.a	)	133	133	129
Payment of dividends to CLIC			2,705	4,444	7,729
Distribution of profits from AMC to CLIC			80	65	58
Retired personnel management fee received from CLIC			2	2	2
Asset management fee received from China Life Overseas	(ii.b	)	28	20	17
Asset management fee received from CLP&C	(ii.c	)	10	12	23
Additional capital contribution to CLP&C			—	—	1,600
Payment of insurance premium to CLP&C			53	58	51
Claim and other payments received from CLP&C			24	19	14
Awards on recovery of non-performing assets and others earned from CLIC			—	—	14
Agency fee received from CLP&C	(iii	)	852	648	405
Payment of agency fee to CLP&C	(iii	)	16	16	—
Rental and policy management fee received from CLP&C			28	28	22
Rental and project payments to CLRE			27	38	26
Property leasing expenses charged by CLI	(iv	)	87	63	66
Asset management fee received from CLI			6	5	6
Commission and other income received from CLI			12	14	34
Payment to CLI for purchase of fixed assets			78	61	2
Payment of asset management fee to CLI	(ii.d	)	8	—	—
Property leasing income received from CLI			24	23	8
Prepayment to China Life Yuantong			—	—	167
Additional capital contribution to China Life Yuantong			—	361	—
Transactions between CGB and the Group
Interest on deposits received from CGB			683	733	690
Insurance premiums received from CGB			9	2	5
Commission expenses charged by CGB	(v	)	6	9	9
Payment of claim to CGB			5	—	—
Transactions between Sino-Ocean and the Group
Subordinated debts purchased from Sino-Ocean			—	—	260
Capital contribution to Sino-Ocean			2,387	—	—
Scrip dividend from Sino-Ocean (Note 8)			81	182	91
Cash dividend from Sino-Ocean (Note 8)			198	—	56
Interest payment of subordinated debts received from Sino- Ocean			25	26	13
Project management fee paid to Sino-Ocean			30	61	4
Transactions between EAP and the Group
Contribution to EAP			262	261	235
Transactions between AMC and the Group
Payment of asset management fee to AMC	(ii.e	)	846	761	692
Distribution of profits from AMC			121	97	87
Insurance premium received from AMC			1	1	1
Transactions between Pension Company and the Company
Rental received from Pension Company			17	16	8
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi	)	11	7	6
Marketing fee income for promotion of annuity business from Pension Company			23	18	32
IT services fee received from Pension Company			3	3	2
Transaction between AMC HK and the Company
Payment of investment management fee to AMC HK	(ii.f	)	8	8	9

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes:

(i)	On 15 December 2011, CLIC and the Company signed a renewable agreement, effective till 31 December 2014, whereby the Company is engaged to provide various policy administration services to CLIC in relation to the non-transferrable policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferrable policies. In consideration of the services provided under the agreement, CLIC pays the Company a policy management fee based on the estimated cost of providing the services, plus a profit margin. The policy management fee is paid semi-annually, and is equal to the sum of (1) the number of non- transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 29 December 2011, CLIC signed a renewal asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective till 31 December 2014, whereby CLIC pays AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC evaluated the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	In 2013, China Life Overseas entered into an investment management agreement with AMC HK , entrusting AMC HK to manage and make investments of its insurance funds. The agreement was effective from 1 January 2013 to 31 December 2013. According to the agreement, China Life Overseas and AMC HK set a benchmark annual net investment return and China Life Overseas paid AMC HK a management service fee based on the actual annual net investment return.

(ii.c)	In 2012, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management at the beginning and the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is linked to investment performance.

(ii.d)	On 22 March 2013, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of real estates, equities and related financial products under the instructions of the annual guidelines. The Company paid CLI a basic asset management fee and a performance related bonus or charged a performance related deduction. Basic asset management fee is calculated by multiplying the total investment with a management rate of 0.6% on a quarterly basis. When the comprehensive investment income rate is higher or lower than the stipulated reward or punishment benchmark, the performance related bonus or deduction is calculated by multiplying the total investment and the percentage of comprehensive income rate higher or lower than 10% of the stipulated standard. Performance related deduction was not bound to exceed 0.3% of the total investment of real estates or equities of that year. Performance related bonus or deduction is calculated and paid on a yearly basis.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewal agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement is subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable performance fee. The fixed annual service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable performance fee is payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the Offshore Investment Management Service Agreement, effective till 19 September 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee for 2013 was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. Management fees are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance bonus is calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	In November 2008, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2012, the Company and CLP&C signed a new 2-year framework agreement, which was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. All the original important terms remained the same.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective till 31 December 2014, pursuant to which CLI leased to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment is equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channel are included in the agreement. CGB provides agency services, including selling of insurance products, collecting premiums and paying benefits. The Company pays commissions as follows: 1) a commission for insurance businesses introduced by CGB, calculated by multiplying total premium received from sale of individual insurance products and a fixed commission percentage. The commission percentages for the various insurance products sold by CGB are agreed based on arm’s length transactions; and 2) a commission for premium collection and benefit payments of CGB in relation to renewal businesses, calculated by multiplying the number of transactions handled and a fixed commission per transaction, which should not exceed RMB1. The above commissions were paid on a monthly basis. The agreement is for three years and subject to an automatic one-year renewal.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(vi)	In December 2011, the Company and Pension Company signed an agency agreement for management and customer service of enterprise annuity funds, effective till 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 29 December 2012 to 28 December 2013. According to the agreement, Pension Company entrusted the Company to distribute enterprise annuity fund management services and provide related customer services. The service fee is calculated at 50% to 80% of management fee revenues of the first year, depending on the length of the agreement. On 20 November 2013, the Company and Pension Company renewed the agreement to stay valid till 20 November 2014. Except for expiration date, all the other articles of the original agreement remain unchanged.

(f)	Amounts due from / to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 31 December 2013 RMB million	As at 31 December 2012 RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC (Note 13)	549	560
Amount due to CLIC	(1)	(5)
Amount due from China Life Overseas	16	11
Amount due from CLP&C	76	65
Amount due to CLP&C	—	(2)
Amount due from CLI	14	16
Amount due to CLI	(32)	(8)
Amount due from CLRE	1	1
Amount due to CLRE	—	(4)
Amount deposited with CGB	15,051	14,701
Amount due from CGB	284	218
Amount due to CGB	—	(1)
Subordinated debts of Sino-Ocean	266	266
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	46	50
Amount due to Pension Company	(3)	(2)
Amount due to AMC	(73)	(68)
Amount due to AMC HK	(2)	(2)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management compensation

	For the year ended 31 December
	2013	2012	2011
	RMB million	RMB million	RMB million
Salaries and other benefits	14	23	25

The total compensation package for the Company’s key management for the year ended 31 December 2013 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2012 has been approved by relevant authorities. The total compensation of 2012 was RMB23 million, including deferral payment about RMB4 million.

(h)	Transactions with state-owned enterprises

Under IAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 exemption and disclose only qualitative information.

As at and during the year ended 31 December 2013, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2013, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

32	SHARE CAPITAL

	As at 31 December 2013		As at 31 December 2012
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2013, the Company’s share capital was as follows:

	As at 31 December 2013
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.

(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

33	RESERVES

	Share premium RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Statutory reserve fund RMB million (a)	Discretionary reserve fund RMB million (b)	General reserve RMB million (c)	Exchange differences on translating foreign operations RMB million	Total RMB million
As at 1 January 2011	53,860	4,600	16,216	12,834	13,004	(2)	100,512
Other comprehensive income for the year		(24,204)				(1)	(24,205)
Appropriation to reserves			1,848	3,368	1,848		7,064

As at 31 December 2011	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371

As at 1 January 2012	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371
Other comprehensive income for the year	—	24,995	—	—	—	—	24,995
Appropriation to reserves	—	—	1,107	1,848	1,107	—	4,062

As at 31 December 2012	53,860	5,391	19,171	18,050	15,959	(3)	112,428

As at 1 January 2013	53,860	5,391	19,171	18,050	15,959	(3)	112,428
Other comprehensive income for the year	—	(21,562)	—	—	—	—	(21,562)
Appropriation to reserves	—	—	2,470	1,107	2,470	—	6,047

As at 31 December 2013	53,860	(16,171)	21,641	19,157	18,429	(3)	96,913

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

33	RESERVES (continued)

(a)	The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2013 amounting to RMB2,470 million under the relevant PRC laws (2012:RMB1,107 million).

(b)	Approved by the Annual General Meeting in June 2013, the Company appropriated RMB1,107 million to discretionary reserve fund for the year ended 31 December 2012 based on net profit under CAS (2012: RMB1,848 million).

(c)	Pursuant to Financial Standards of Financial Enterprises—Implementation Guide issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2013, the Company appropriated 10% of net profit under CAS which amounts to RMB2,470 million to general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2012:RMB1,107 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

34	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Pending lawsuits	215	183

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits at the end of each reporting period. A provision will only be recognised if the management determines, based on third-party legal advice, that the group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2013 and 2012, the Group has other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2013

35	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Contracted, but not provided for
Investments	7,690	3,327
Property, plant and equipment	7,830	8,685
Others	65	48

Total	15,585	12,060

Authorized, but not contracted for
Investments	5,834	—
Property, plant and equipment	87	—

Total	5,921	—

(b)	Operating lease commitments—as lessee

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Not later than one year	480	394
Later than one year but not later than five years	472	477
Later than five years	18	17

Total	970	888

The operating lease payments charged to profit before income tax for the year ended 31 December 2013 were RMB736 million (for the year ended 31 December 2012: RMB690 million, for the year ended 31 December 2011: RMB644 million).

(c)	Operating lease commitments—as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2013	As at 31 December 2012
	RMB million	RMB million
Not later than one year	144	166
Later than one year but not later than five years	247	250
Later than five years	57	83

Total	448	499