Form 20-F
period 2014-12-31
CHINA LIFE INSURANCE CO LTD
filed 2015-04-24
CIK 1268896

As filed with the Securities and Exchange Commission on April 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Tian Zeng

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-1244

Fax: (86-10) 6657-5112

Email: zengtian@e-chinalife.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares H shares, par value RMB1.00 per share	New York Stock Exchange New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing 15 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

The forward-looking statements include, without limitation, statements relating to:

•	future developments in the insurance industry in China;

•	changes in interest rates and other economic and business conditions in China;

•	the industry regulatory environment as well as the industry outlook generally;

•	the amount and nature of, and potential for, future development of our business;

•	the outcome of litigation and regulatory proceedings that we currently face or may face in the future;

•	our business strategy and plan of operations;

•	the prospective financial information regarding our business;

•	our dividend policy; and

•	information regarding our embedded value.

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

CERTAIN TERMS AND CONVENTIONS

References in this annual report to “we”, “us”, “our”, the “Company” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life. References in this annual report to “AMC” mean China Life Asset Management Company Limited, the asset management company established by us with CLIC on November 23, 2003. References to “CLPCIC” mean China Life Property and Casualty Insurance Company Limited, the property and casualty company established by us with CLIC on December 30, 2006. References to “China Life Pension” mean China Life Pension Company Limited established by us, CLIC and AMC on January 15, 2007.

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2012, the China Insurance Yearbook 2013, the China Insurance Yearbook 2014 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.2046, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2014 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Consolidated Statement of Comprehensive Income

Revenues
Gross written premiums	318,229	318,252	322,742	326,290	331,010	53,349
Less: premiums ceded to reinsurers	(177)	(232)	(384)	(556)	(515)	(83)

Net written premiums	318,052	318,020	322,358	325,734	330,495	53,266
Net change in unearned premium reserves	36	256	(232)	(921)	(390)	(63)

Net premiums earned	318,088	318,276	322,126	324,813	330,105	53,203

Investment income	48,872	60,722	73,243	82,816	93,548	15,077
Net realised gains and impairment on financial assets	15,841	(11,208)	(26,876)	5,793	7,120	1,148
Net fair value gains/(losses) through profit or loss	280	337	(313)	137	5,808	936
Other income	2,757	2,772	3,305	4,324	4,185	675

Total revenues	385,838	370,899	371,485	417,883	440,766	71,039

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(71,237)	(101,349)	(107,674)	(193,671)	(192,659)	(31,051)
Accident and health claims and claim adjustment expenses	(8,740)	(7,789)	(7,898)	(11,263)	(16,752)	(2,700)
Increase in insurance contract liabilities	(199,655)	(181,579)	(184,990)	(107,354)	(105,883)	(17,065)
Investment contract benefits	(1,950)	(2,031)	(2,032)	(1,818)	(1,958)	(316)
Policyholder dividends resulting from participation in profits	(13,224)	(6,125)	(3,435)	(18,423)	(24,866)	(4,008)
Underwriting and policy acquisition costs	(27,256)	(27,434)	(27,754)	(25,690)	(27,147)	(4,375)
Finance costs	(304)	(873)	(2,575)	(4,032)	(4,726)	(762)
Administrative expenses	(20,285)	(21,549)	(23,283)	(24,805)	(25,432)	(4,099)
Other expenses	(3,351)	(3,275)	(3,304)	(3,864)	(4,151)	(668)
Statutory insurance fund contribution	(599)	(595)	(609)	(637)	(701)	(113)

Total benefits, claims and expenses	(346,601)	(352,599)	(363,554)	(391,557)	(404,275)	(65,157)

Share of profit of associates and joint ventures	1,771	2,213	3,037	3,125	3,911	630
Profit before income tax	41,008	20,513	10,968	29,451	40,402	6,512
Income tax	(7,197)	(2,022)	304	(4,443)	(7,888)	(1,272)

Net profit	33,811	18,491	11,272	25,008	32,514	5,240

Attributable to:
- Equity holders of the Company	33,626	18,331	11,061	24,765	32,211	5,191
- Non-controlling interests	185	160	211	243	303	49
Basic and diluted earnings per share(1)	1.19	0.65	0.39	0.88	1.14	0.18

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Consolidated Statement of Comprehensive Income
Fair value gains/(losses) on available-for-sale securities	(13,666)	(45,576)	8,864	(25,135)	70,342	11,339
Amount transferred to net profit from other comprehensive income	(15,763)	11,054	26,876	(5,793)	(7,120)	(1,148)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	7,983	2,521	(2,635)	2,635	(11,035)	(1,779)
Share of other comprehensive income of associates and joint ventures under the equity method	(131)	(201)	167	(332)	120	19
Others	(1)	(1)	—	—	—	—
Income tax relating to components of other comprehensive income	5,362	7,989	(8,265)	7,050	(13,023)	(2,099)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(16,216)	(24,214)	25,007	(21,575)	39,284	6,332
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	(16,216)	(24,214)	25,007	(21,575)	39,284	6,332

Total comprehensive income for the year, net of tax	17,595	(5,723)	36,279	3,433	71,798	11,572

Attributable to:
- Equity holders of the Company	17,423	(5,874)	36,056	3,203	71,443	11,515
- Non-controlling interests	172	151	223	230	355	57

	As of December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions)
Consolidated Statement of Financial Position

Assets
Property, plant and equipment	18,946	20,231	22,335	23,393	25,348	4,085
Investment properties	—	—	—	1,329	1,283	207
Investments in associates and joint ventures	20,892	24,448	28,991	34,775	44,390	7,154
Held-to-maturity securities	246,227	261,933	452,389	503,075	517,283	83,371
Loans	36,543	61,104	80,419	118,626	166,453	26,827
Term deposits	441,585	520,793	641,080	664,174	690,156	111,233
Statutory deposits - restricted	6,153	6,153	6,153	6,153	6,153	992
Available-for-sale securities	548,121	562,948	506,416	491,527	607,531	97,916
Securities at fair value through profit or loss	9,762	23,683	34,035	34,172	53,052	8,550
Securities purchased under agreements to resell	—	2,370	894	8,295	11,925	1,922
Accrued investment income	18,193	22,946	28,926	34,717	44,350	7,148
Premiums receivable	7,274	8,253	8,738	9,876	11,166	1,800
Reinsurance assets	830	878	948	1,069	1,032	166
Other assets	8,199	12,182	18,140	20,430	19,411	3,129
Cash and cash equivalents	47,854	55,985	69,452	21,330	47,034	7,581

Total assets	1,410,579	1,583,907	1,898,916	1,972,941	2,246,567	362,081

Liabilities and equity

Liabilities

Insurance contracts	1,018,135	1,199,373	1,384,537	1,494,497	1,603,446	258,429
Investment contracts	70,171	69,797	66,639	65,087	72,275	11,649
Policyholder dividends payable	52,828	46,368	44,240	49,536	74,745	12,047
Interest-bearing loans and borrowings	—	—	—	—	2,623	423
Bonds payable	—	29,990	67,981	67,985	67,989	10,958
Financial liabilities at fair value through profit or loss	—	—	—	—	10,890	1,755
Securities sold under agreements to repurchase	23,065	13,000	68,499	20,426	46,089	7,428
Annuity and other insurance balances payable	8,275	11,954	16,890	23,179	25,617	4,129
Premiums received in advance	1,880	3,719	2,576	6,305	15,850	2,555
Other liabilities	13,746	13,968	16,435	18,233	20,062	3,232
Deferred tax liabilities	11,776	1,454	7,834	4,919	19,375	3,123
Current income tax liabilities	34	750	22	5	52	8
Statutory insurance fund	194	146	162	184	223	36

Total liabilities	1,200,104	1,390,519	1,675,815	1,750,356	1,959,236	315,772

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,555
Reserves	100,537	83,424	112,509	97,029	145,919	23,518
Retained earnings	79,908	79,841	80,311	95,037	109,937	17,719

Attributable to equity holders of the Company	208,710	191,530	221,085	220,331	284,121	45,792

Non-controlling interests	1,765	1,858	2,016	2,254	3,210	517

Total equity	210,475	193,388	223,101	222,585	287,331	46,309

Total liabilities and equity	1,410,579	1,583,907	1,898,916	1,972,941	2,246,567	362,081

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.2046 to US$1.00, the noon buying rate on December 31, 2014 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the H.10 statistical release of the Federal Reserve Board. On April 17, 2015, the exchange rates were US$ 1.00 to RMB 6.1976 and US$ 1.00 to HK$7.7510, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2014	6.1385	6.1107	7.7645	7.7541
November 2014	6.1429	6.1117	7.7572	7.7519
December 2014	6.2256	6.1490	7.7616	7.7509
January 2015	6.2535	6.1870	7.7563	7.7508
February 2015	6.2695	6.2399	7.7584	7.7517
March 2015	6.2741	6.1930	7.7686	7.7516
April 2015 (through April 17, 2015)	6.2152	6.1930	7.7525	7.7499

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2010, 2011, 2012, 2013, 2014 and 2015 (through April 17, 2015) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2010	6.6000	7.7810	6.7603	7.7692
2011	6.2939	7.7663	6.4475	7.7793
2012	6.2301	7.7507	6.2990	7.7556
2013	6.0537	7.7539	6.1412	7.7565
2014	6.2046	7.7531	6.1704	7.7554
2015 (through April 17, 2015)	6.1976	7.7510	6.2289	7.7535

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business

Our growth is dependent on our ability to attract and retain productive agents.

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from other insurance companies and business institutions and increasing labor costs in China may also force us to increase the compensation of our agents and sales representatives, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. While detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, the CIRC has authorized its local branches to set the education degree requirements for individual agents by considering local conditions. As of the date of this annual report, the CIRC’s local branches maintain different requirements on education degrees of the individual agents who practice in their respective jurisdictions. For example, the CIRC’s Beijing branch has stipulated that since January 1, 2015, any new qualified individual agents that sell insurance products in Beijing must have at least a college degree. The CIRC’s Jiangsu branch has stipulated that the college degree requirement will be applicable to any new qualified individual agents who sell insurance products in Jiangsu province’s non-rural and rural areas since July 1, 2015 and July 1, 2018, respectively. The CIRC’s Hainan branch has stipulated that since July 1, 2013, any new qualified individual agents who sell insurance products in Hainan’s non-rural areas must have at least a high school degree. We believe that the market competition for qualified agents will be increased further if more CIRC branches were to impose the requirement of having a college degree or above on new qualified individual agents or if the CIRC were to strictly enforce such rules at the national level. We cannot guarantee that we will not have difficulty attracting and retaining productive agents in the future.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

Commercial banks and banking operations of post offices are rapidly emerging as some of the fastest growing distribution channels in China. Newly established domestic and foreign-invested life insurance companies have been focusing on commercial banks and banking operations of post offices as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. Each of the five largest Chinese stated-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks and banking operations of post offices through which we sell insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks or banking operations of post offices choose to favor our competitors’ products over our own. In addition, as the bancassurance market becomes increasingly competitive, commercial banks and banking operations of post offices may demand higher commission rates, which could increase our cost of sales and reduce our profitability. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, trade surpluses and deficits, regulatory requirements and other factors beyond our control. During 2012, the PBOC reduced the interest rates twice, from 3.50% to 3.00%. In November 2014, the interest rate on one-year term deposits was reduced from 3.00% to 2.75%, and in March 2015, the interest rate was further reduced from 2.75% to 2.50%. The Chinese government may further reduce interest rates, which may reduce the income we realize from our investments, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

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

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and, in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. As of December 31, 2014, the average guaranteed rate of return of the products we offered was 2.49%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. We have not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

In August 2013 and February 2015, the CIRC published regulations that removed the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies and universal life insurance policies, which was 2.50%. The 2.50% cap on the guaranteed rate will still remain in effect for participating life insurance policies. We have not yet determined the impact of the new CIRC regulations, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Because of the general lack of long-term fixed income securities in the Chinese capital markets, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, the limited availability of long-duration investment assets in the markets in which we invest, has resulted in, and in the future may result in, the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 20 years. Furthermore, the Chinese financial markets currently do not provide adequate financial derivative products for us to hedge our interest rate risk. We believe that with the development of the Chinese capital markets and the gradual easing of the investment restrictions imposed on insurance companies in China, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, until we are able to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our business and earnings.

Our investments are subject to risks.

We are exposed to potential investment losses if there is an economic downturn in China.

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2014, approximately 99.38% of our total investment assets were in China. In particular, as of December 31, 2014, approximately 44.83% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 32.85% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 67.82% were placed with the five largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2014, we had RMB 236,030 million (US$38,041 million) invested in equity securities, among which RMB 225,248 million (US$36,303 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Beginning in March 2005, we are also permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant volatility. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 44.83% of our investment assets as of December 31, 2014 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative methods when making investments. For example, we made our first domestic private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring a 35% equity interest in it. In 2013, we began making investments in commercial real estate properties. In 2014, we made our first overseas real property investment, first overseas private equity fund investment and first domestic preferred shares investment. However, our experience with these new investment channels, especially overseas channels, might be limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, and in March 2014, the CIRC warned insurance companies of risks in debt investment plans. The CIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not fully reflect their capacity to make payments when the plans face financial difficulties. In addition, the total amount of debt investment plans issued in recent years increased significantly, which caused concerns over the health of the debt investment plans market. As of December 31, 2014, the total amount of our investment in debt investment plans was RMB 59,897 million (US$9,654 million). These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 437 million in foreign exchange losses for the year ended December 31, 2013, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 268 million (US$43 million) in foreign exchange gains for the year ended December 31, 2014, resulting mainly from the depreciation of the British pound against the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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

United States Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or face 30% withholding tax on “withholdable payments,” which include among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passsthru payments” that it makes to FFIs that have not entered into their own FFI Agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Withholding on foreign passthru payments will begin no earlier than 2017. Since existing guidance reserves on the definition of “foreign passthru payment,” the scope of any withholding on foreign passthru payments is uncertain at this time.

The United States and the PRC have agreed in substance on the terms of an intergovernmental agreement, or IGA, that is intended to facilitate the type of information reporting required under FATCA. Under the agreed terms, instead of reporting directly to the IRS, Chinese FFIs are required to report specified account information directly to the PRC taxing authority, which will then pass that information to the IRS. While compliance with the IGA will not eliminate the risk of withholding described above, it is expected to reduce that risk for FFIs that are resident in China. Although the IGA has not yet been officially signed, the PRC and the United States have agreed to treat the IGA as in effect from June 26, 2014, provided that the PRC continues to demonstrate “firm resolve” to sign the IGA as soon as possible. If the United States and the PRC ultimately fail to reach a final agreement on the terms of the IGA, then the FATCA reporting and withholding regime described in the prior paragraph will apply to Chinese FFIs.

We will closely monitor developments regarding FATCA and the IGA. If we are required to comply with the terms of the IGA or FATCA, as applicable, we expect that our compliance costs will increase. If we do not comply with the terms of the IGA or FATCA, as applicable, then certain payments to us will be subject to withholding under FATCA. However, since the text of the IGA has not been released, and regulations and other guidance remain under development, the future impact of this law on us is uncertain.

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

We may be adversely affected if additional remedial measures are imposed on the four China-based accounting firms which reached settlement with the SEC in the administrative proceedings brought by the SEC against them.

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditors’ reports included in our annual reports filed with the SEC for the fiscal years of 2011 and 2012 and the China affiliate of our independent registered public accounting firm for the fiscal years of 2013 and 2014 are two of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditors’ reports included in our annual reports filed with the SEC for the fiscal years of 2011 and 2012 and the China affiliate of our independent registered public accounting firm for the fiscal years of 2013 and 2014, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms because the independent registered public accounting firms that have issued the auditors’ reports included in our annual reports filed with the SEC have relied on their China affiliates to perform audits on our financial statements. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An Life, New China Life, China Pacific Life and we accounted for more than 64% of the life insurance premiums in China in 2013, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the life insurance premiums in China decreased from 33% in 2012 to 31% in 2013. Each of Ping An Life, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2013, Ping An Life had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian, Shenzhen, Hainan and Xiamen and New China Life had a greater market share than we did in Beijing. We also face competition from insurance companies owned or controlled by commercial banks. Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested insurers have been permitted to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou, Shenzhen and Beijing, where foreign-invested insurers have been allowed to operate since 1992, 1995, 1999 and 2003, the foreign-invested insurers had respective life insurance market shares of approximately 19%, 22%, 11% and 20% in 2013. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing. Foreign-invested life insurance companies, through their Chinese and/or foreign shareholders, may have access to greater financial, technological or other resources than we do.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 65 property and casualty insurers as of December 31, 2014. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and short-term health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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

Individual life insurance agents, representatives of institutional insurance agencies and insurance brokers are required to obtain a qualification certificate from the CIRC in order to conduct insurance agency business. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Approximately 0.13% of our individual agents had not obtained such a certificate as of December 31, 2014. Under applicable CIRC regulations, insurance companies that retain individual agents without CIRC qualification certificates to engage in insurance sales activities will be warned and fined up to RMB 30,000, and such individual agents will also be warned and fined up to RMB 10,000. If a substantial number of our agents do not become qualified, or if a substantial number of our policyholders who bought insurance policies through our unqualified exclusive agents were to cancel the policies because of these regulations, our business may be materially and adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance agents to obtain the necessary CIRC qualification certificates. In addition, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. While the detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, the CIRC has authorized its local branches to set the education degree requirements for individual agents by considering local conditions. As of the date of this annual report, the CIRC’s local branches maintain different requirements on education degrees of the individual agents who practice in their respective jurisdictions. For example, the CIRC’s Beijing branch has stipulated that since January 1, 2015, any new qualified individual agents who sell insurance products in Beijing must have at least a college degree. The CIRC’s Jiangsu branch has stipulated that the college degree requirement will be applicable to any new qualified individual agents who sell insurance products in Jiangsu province’s non-rural and rural areas since July 1, 2015 and July 1, 2018, respectively. The CIRC’s Hainan branch has stipulated that since July 1, 2013, any new qualified individual agents who sell insurance products in Hainan’s non-rural areas must have at least a high school degree. If more CIRC branches were to impose the requirement of having a college degree or above on new qualified individual agents or if the CIRC were to strictly enforce such rules at the national level, we may be subject to fines and other administrative proceedings if any of our individual agents fail to meet the requirements. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

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

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as was previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, we believe that the market competition for qualified agents may be increased further and therefore the cost of attracting and retaining qualified agents may increase. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013 and February 2015, the CIRC published regulations that removed the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies and universal life insurance policies, which was 2.50%. The 2.50% cap on the guaranteed rate will still remain in effect for participating life insurance policies. We have not yet determined the impact of the new CIRC regulations, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. The solvency ratio is calculated by dividing the actual capital of an insurance company by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of minimum capital. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2014 was 294.48%. While our solvency ratio is currently above the required ratio of 100%, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated term debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or Solvency II, with the aim of replacing the current solvency requirements on Chinese insurance companies. Solvency II adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. As of the date of this annual report, Solvency II has not been officially implemented by the CIRC, and Chinese insurance companies are required to follow the current solvency regulatory regime while simultaneously submitting a solvency report prepared based on the requirements under Solvency II. Based on the testing results to be obtained by it during the transitional period, the CIRC will determine when the current solvency regulatory regime will be officially replaced by Solvency II. As Solvency II is still under preliminary testing by the CIRC and it is still unclear when it will be officially implemented, we are currently unable to assess the extent to which we will be affected if the complete set of Solvency II regulations are finalized and officially implemented.

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

CLIC has other business interests, including the run-off of the insurance policies retained by it in the restructuring. Notwithstanding a general undertaking pursuant to a non-competition agreement with us not to compete with us in our principal areas of business in China, CLIC is permitted to sell riders to these retained policies and enter into other businesses, including life insurance businesses outside of China and property and casualty (other than businesses that compete with our accident and health businesses) and asset management businesses, both inside and outside of China. In 2006, we formed a property and casualty company with CLIC, in connection with which we granted a waiver to CLIC allowing it to engage in accident and short-term health businesses indirectly through the property and casualty company.

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

In addition, while we provide policy administration and other services to CLIC for the policies retained by CLIC in the restructuring, and provide investment management services to CLIC through our asset management subsidiary, these agreements can be terminated with notice or upon expiration. If CLIC were to terminate its policy administration and asset management arrangements with us and our asset management subsidiary, respectively, our loss of fees could materially and adversely affect us.

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 7.4% in 2014, its slowest pace in 24 years. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, no detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 17, 2015, the Renminbi appreciated by approximately 24.45% against the U.S. dollar. In 2013, the Renminbi appreciated by approximately 2.83% against the U.S. dollar. In 2014, the Renminbi depreciated by approximately 2.55% against the U.S. dollar. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 268 million (US$43 million) in foreign exchange gains for the year ended December 31, 2014, resulting mainly from the depreciation of the British pound against the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. In accordance with a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 is required to be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. As of the date of this annual report, CLIC is in the process of applying for the extension of the period during which the income tax payments will be rebated.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Developments After Restructuring

On November 23, 2003, we established an asset management company, AMC, with CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. On January 15, 2007, we established a pension insurance company, China Life Pension, with CLIC and AMC. On September 3, 2013, we established a wholly owned subsidiary, China Life (Suzhou) Pension and Retirement Investment Company Limited, or Suzhou Pension Company. The registered capital of Suzhou Pension Company is RMB 300 million.

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

We incurred capital expenditures of RMB 4,472 million (US$721 million), RMB 4,594 million and RMB 4,166 million in 2014, 2013 and 2012, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We had nearly 197 million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, 2014. As of December 31, 2014, the average guaranteed rate of return of the products we offered was 2.49%. For the financial year ended December 31, 2014, our lapse rate was approximately 5.46%. The policy persistency rate, which measures the ratio of the insurance policies that are still effective after a certain period, was 89% for 14 months after issuance and 86% for 26 months after issuance.

In response to favorable market opportunities for health insurance and accident insurance in recent years, we have increased our efforts in developing our health insurance and accident insurance businesses. As a result, our health insurance and accident insurance gross written premiums have increased gradually as a percentage of our total gross written premiums. Meanwhile, the gross written premiums derived from group life insurance and supplementary major medical insurance represented an insignificant percentage of our total gross written premiums. In order to better reflect the changes in our external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, effective January 1, 2014, we realigned our previously reported individual life insurance, group life insurance, short term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. Our management has conducted its analysis and evaluation of our operating results based on the new reporting segments. In connection with this realignment, segment operating results for the fiscal years ended December 31, 2013 and 2012 have been revised to conform to current year segment operating results presentation. For a detailed discussion, see our consolidated financial statements included elsewhere in this annual report.

The information below is organized in accordance with our newly identified segments.

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance products primarily through a distribution force comprised of approximately 743,000 exclusive agents operating in approximately 17,367 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 19,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance products, totaled RMB 285,619 million (US$46,033 million) for the year ended December 31, 2014, RMB 290,778 million for the year ended December 31, 2013 and RMB 294,405 million for the year ended December 31, 2012, constituting 86.29%, 89.12% and 91.22% of our total gross written premiums for those periods. The figure for 2014 represented a 1.77% decrease from 2013.

The following table sets forth selected financial and other data regarding our life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2012	2013	2014	2014	(2012-2014)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	294,405	290,778	285,619	46,033	(1.50)%
Liabilities of insurance contracts	1,359,879	1,461,121	1,558,714	251,219	7.06%
Liabilities of investment contracts	60,447	57,991	63,710	10,268	2.66%

Products

We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance and annuity products consist of whole life and term life insurance, endowment insurance, annuities and universal life insurance. We also offer group annuity products and group whole life and term life insurance products to enterprises and institutions. We bundle these products to serve as part of our group customers’ overall employee benefit plans. We also market each group product as an independent product. We believe we are the market leader in the development of group annuity products.

We offer both non-participating and participating products. There were approximately 130 million non-participating policies and 60 million participating policies as of December 31, 2014, among which approximately 60 million non-participating policies and 40 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2012	2013	2014	2014	(2012-2014)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	32,881	32,109	32,638	5,260	(0.37)%
Endowment	223,660	209,034	217,662	35,081	(1.35)%
Annuities	37,864	49,635	35,319	5,692	(3.42)%

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

We offer participating whole life insurance products only to individual customers.

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

Fu Lu Shuang Xi Participating Endowment and Fu Lu Xin Zun Participating Endowment generated the most income for participating endowment products in 2014. Fu Lu Shuang Xi Participating Endowment had RMB 29,749 million (US$4,795 million) of net premiums in 2014, representing 10.42% of the net premiums of our life insurance business. Fu Lu Xin Zun Participating Endowment had RMB 21,338 million (US$3,439 million) of net premiums in 2014, representing 7.47% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB 54,100 million, or 27.95%, to RMB 139,479 million (US$22,480 million) in 2014 from RMB 193,579 million in 2013.

We offer endowment products only to individual customers.

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

Marketing and Distribution

Individual

We have historically sold most of our individual life insurance and annuity products to the mass market and will continue to actively serve this market. However, we believe our core individual customer base will evolve as China’s economy develops. We will seek to capitalize on the market opportunities in the growing affluent segment of China’s population by focusing our marketing efforts on large and medium-sized cities with an aim to attract more medium- and high-end customers, as we believe that the demand for life insurance and annuity products in these areas is greater. In addition, we have been implementing a customer segmentation sales approach which targets individuals of various income and education levels with different products. Under this sales approach, individuals in different periods of their lives are marketed with different life insurance and annuity products, with these products in many cases supplemented by our individual accident and health products.

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 743,000 exclusive agents operating in approximately 17,367 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 61,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, banking operations of post offices, insurance agency companies and insurance brokerage companies. We believe our sales network has a geographic reach unmatached by any other life insurance company in China, serving almost every county in China. See “—Distribution Channels”.

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our health insurance gross written premiums totaled RMB 33,192 million (US$5,350 million) for the year ended December 31, 2014, RMB 24,713 million for the year ended December 31, 2013 and RMB 18,789 million for the year ended December 31, 2012, constituting 10.03%, 7.57% and 5.82% of our total gross written premiums for those periods. The figure for 2014 represented a 34.31% increase from 2013.

Our health insurance business shares our nationwide life insurance sales force and distribution network of exclusive agents. Our policy review and claim adjustment processes are facilitated through a team of supporting personnel with medical training.

The following table sets forth selected financial and other data regarding our health insurance as of the dates or for the periods indicated. The financial results of both our long-term health insurance and short-term health insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2012	2013	2014	2014	(2012-2014)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	18,789	24,713	33,192	5,350	32.91%
Liabilities of insurance contracts	20,497	28,229	38,872	6,265	37.71%
Liabilities of investment contracts	6,157	7,096	8,565	1,380	17.94%

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

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals. The Chinese government has launched pilot supplementary major medical insurance programs in various areas in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas and policyholders do not need to pay any extra premium for the supplementary major medical insurance. In 2013, we won the bids for 76 supplementary major medical insurance projects in areas including Liaoning province and Jilin province. In 2014, we won the bids for 91 supplementary major medical insurance projects in areas including Henan province and Jiangxi province.

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

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 12,199 million (US$1,966 million) for the year ended December 31, 2014, RMB 10,799 million for the year ended December 31, 2013 and RMB 9,548 million for the year ended December 31, 2012, constituting 3.69%, 3.31% and 2.96% of our total gross written premiums for those periods. The figure for 2014 represented a 12.96% increase from 2013.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2012	2013	2014	2014	(2012-2014)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	9,548	10,799	12,199	1,966	13.03%
Liabilities of insurance contracts	4,161	5,147	5,860	944	18.67%
Liabilities of investment contracts	—	—	—	—	—

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

We use our individual and group product distribution channels to market our accident products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. Our direct sales representatives market our individual accident products to employees of our institutional customers.

Product Development

In 2014, in line with our general development strategy, we developed and introduced 26 new products, including 20 long-term insurance products consisting of 12 life insurance products, five annuity products, two health insurance products and one accident insurance product; and six short-term insurance products consisting of three accident insurance products, two health insurance products and one life insurance product with a term of one year.

With respect to long-term insurance products, we developed and introduced, among others:

•	for individual insurance distribution channels, the China Life Cancer Prevention illness insurance product package, which significantly boosted the sales of our major individual insurance products; several products such as China Life Xin Ru Yi Annuity Insurance (platinum edition); and the newly upgraded China Life Golden Account Endowment (universal), which includes survival benefits, annuity, maturity benefits and dividends in the accumulated appreciation of universal insurance, and thus optimizes wealth management for customers;

•	for bancassurance distribution channels, the China Life Xin Yi Bao Annuity, the first product with regular premiums in the bancassurance distribution channels after the premium rate reform, which was well received by the market due to its features such as the combination of liabilities for annuity and supplementary accidental death insurance, combination of wealth planning and accident protection and inclusion of survival benefits into universal accounts for interest accumulation; and the China Life Xin Annuity; and

•	for new channels including telephone and online distribution, an upgraded telephone distribution product, the 2014 edition of China Life An Xin insurance package, which was introduced as our first long-term accidental injury insurance adopting the new standard of disability benefits; and the first long-term universal insurance product of our online distribution channel, the China Life Ru E Endowment (Universal), which targets medium and high end customers across the Internet and is positioned for long-term savings.

With respect to short-term insurance products, we developed China Life An Xin Dai Accidental Injury Insurance for Borrowers (Type A) to satisfy the needs of our local branches for calculating premiums of credit businesses on a daily basis. To meet particular customer needs, we developed several featured short-term insurance products, such as China Life Compensatory Medical Insurance for In-flight Emergency Rescue Costs and China Life Comprehensive Accidental Injury Insurance for Chinese Residents Travelling in Taiwan. We also upgraded our travel insurance products.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 743,000 exclusive agents operating in approximately 17,367 field offices for our individual products and approximately 19,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 61,000 outlets of commercial banks and banking operations of post offices as of the end of 2014. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 743,000 agents, including those who are not qualified, is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2012	2013	2014
Number of exclusive agents (approximately)	693,000	653,000	743,000
Number of field offices	17,960	17,536	17,367

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 653,000 as of the end of 2013 to 743,000 as of the end of 2014. During 2014, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. At the same time, we have continued carrying out performance reviews in 2014, which have led to the departure of a number of exclusive agents with lower productivity. In addition, the market competition for qualified agents has increased due to the new Sales Personnel Rules issued by the CIRC. See “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents.” We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company) to improve our service for these policies.

Individual insurance agents, representatives of insurance agencies and insurance brokers are required to obtain qualification certificates issued by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Under applicable CIRC regulations, we may face sanctions if we retain individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents are allowed to cancel the policies, under some circumstances. As of December 31, 2014, approximately 99.87% of our individual agents had obtained such a certificate. Under applicable CIRC regulations, after expiration of an individual agent’s qualification certificate, the agent must apply for a renewal of the qualification certificate or pass the qualification examination again in order to continue to practice.

We supervise and provide training to our exclusive agents through more than 2,480 full-time trainers and 35,900 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

We compensate our exclusive agent force through a system of commissions and bonuses to reward performance. Our agents are compensated based on a commission rate that generally decreases over the premium period. For short-term insurance products, our exclusive agents are generally compensated with fixed agent fees. We provide group annuities, group commercial supplemental pension insurance, group life and medical insurance for our exclusive agents. We motivate our agents by rewarding them with performance-based bonuses and by organizing sales-related competitions among different field offices and sales units. We also try to increase the loyalty of our exclusive agents through other methods, such as through participation in sales conferences.

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by implementing our market segmentation sales approach, managing, supporting and incentivizing the exclusive agents through different levels, and providing standardized sales services to our customers;

•	motivating our exclusive agents with an improved performance-based evaluation and compensation scheme;

•	building a more professional exclusive agent force by improving our education and training programs and enhancing our training efforts and increasing the number of qualified exclusive agents;

•	improving the quality of our exclusive agent force and reducing turnover by expanding our recruitment program and strengthening the cultivation, training and performance support for our new exclusive agents; and

•	improving the efficiency of our exclusive agents by providing sales support, including establishing a customer service platform and improving and expanding the China Life E-Home sales support system nationwide to further enhance their marketing, time management and customer service capabilities.

Group distribution channel

Our group distribution channel is comprised of our direct sales force and intermediaries.

Direct sales force

Our direct sales force, which consists of approximately 19,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 61,000 outlets of commercial banks and banking operations of post offices. We will continue to dedicate substantial resources to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

We also sell individual products through other newly developed distribution channels including telephone sales and internet-based sales.

The major products sold through our telephone sales channel are individual insurance and health insurance products. As a new sales channel developed in recent years, the sales generated by our telephone sales channel have been rapidly increasing and we believe that its growth will continue.

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

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	179,761	197,698	205,417	33,107
First-year business of long-term insurance	32,197	31,815	34,455	5,553
Single	415	413	335	54
First-year regular	31,782	31,402	34,120	5,499
Renewal business	141,999	160,302	165,131	26,614
Short-term insurance business	5,565	5,581	5,831	940
Group distribution channel	13,562	17,658	17,440	2,811
First-year business of long-term insurance	2,165	4,720	2,989	482
Single	2,002	4,561	2,878	464
First-year regular	163	159	111	18
Renewal business	593	563	506	82
Short-term insurance business	10,804	12,375	13,945	2,247
Bancassurance channel	128,863	107,658	99,825	16,089
First-year business of long-term insurance	91,524	78,178	77,881	12,552
Single	78,151	69,695	65,918	10,624
First-year regular	13,373	8,483	11,963	1,928
Renewal business	37,283	29,387	21,815	3,516
Short-term insurance business	56	93	129	21
Other distribution channels	556	3,276	8,328	1,342
First-year business of long-term insurance	225	280	1,262	203
Single	8	18	889	143
First-year regular	217	262	373	60
Renewal business	324	475	638	103
Short-term insurance business	7	2,521	6,428	1,036

Total	322,742	326,290	331,010	53,349

Competition

Our nearest competitors are Ping An Life, New China Life and China Pacific Life.

•	In the life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 64% of total life insurance premiums in 2013. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 71% of total accident premiums in 2013. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 67% of total health premiums in 2013. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2013, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	31%	35%	25%	30%
Ping An Life Insurance Company of China, Ltd. (1)	13%	18%	27%	14%
China Pacific Life Insurance Co. Ltd.	9%	14%	7%	9%
New China Life Insurance Co. Ltd.	11%	4%	8%	10%
Tai Kang Life Insurance Co. Ltd.	6%	6%	4%	6%
Others(2)	29%	23%	29%	31%

Total	100%	100%	100%	100%

(1)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. also include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(2)	Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Life Insurance Co. Ltd., Taiping Pension Co. Ltd., Minsheng Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Huatai Life Insurance Co., Ltd., Tianan Life Insurance Co. Ltd., Sino Life Insurance Co., Ltd., An Bang Life Insurance CO., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, , Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Manulife-Sinochem Life Insurance Co. Ltd., CCB Life Insurance Co. Ltd., Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., LTD., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA – CMC Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd, Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2014

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 67 licensed life insurance companies in China as of December 31, 2012, 71 as of December 31, 2013 and 77 as of December 31, 2014. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

Customer service units

We provide customer support through approximately 2,700 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

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

We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2014, for 11 consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Industry and Information Technology. We have also obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

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

Our service brand “China Life 1+N” covers all areas of services we provide to our customers, including several types of basic policy-related services and supplementary services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” and “Hand in Hand” customer service activities for eight consecutive years.

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

In May 2014, we renewed our catastrophe reinsurance protection in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2014, we had RMB 2,100,870 million (US$338,599 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CIRC and subject to various limitations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2014, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, equity interests of non-listed enterprises and related financial products and other financial products.

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

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets except for investment in real properties used by us, which is separately managed by our own-use real property investment management department. Investment proposals are reviewed by our risk management department for risk assessment and submitted to the investment decision committee for final approval.

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real property and related financial products and securitization financial products. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with IHC”. In August, 2014, we engaged 15 domestic investment managers to manage RMB 20,000 million (US$3,223 million) for investment in Chinese capital markets; and in January 2015, we engaged eight investment managers to manage US$ 800 million for investment in overseas capital markets.

The following table summarizes information concerning our investment assets as of December 31, 2012, 2013 and 2014.

	As of December 31,
	2012		2013		2014
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	69,452	3.9%	21,330	1.2%	47,034	2.2%
Term deposits	641,080	35.8%	664,174	35.9%	690,156	32.9%
Statutory deposits—restricted	6,153	0.3%	6,153	0.3%	6,153	0.3%
Debt securities, held-to-maturity	452,389	25.3%	503,075	27.2%	517,283	24.6%
Debt securities, available-for-sale	349,590	19.5%	339,986	18.4%	395,341	18.8%
Debt securities, securities at fair value through profit or loss	26,119	1.5%	30,756	1.7%	29,212	1.4%
Debt securities	828,098	46.3%	873,817	47.3%	941,836	44.8%

Loans	80,419	4.5%	118,626	6.4%	166,453	7.9%
Equity securities, available for sale	156,826	8.8%	151,541	8.2%	212,190	10.1%
Equity securities, securities at fair value through profit or loss	7,916	0.4%	3,416	0.2%	23,840	1.1%
Equity securities	164,742	9.2%	154,957	8.4%	236,030	11.2%

Resale agreements	894	—	8,295	0.4%	11,925	0.6%
Investment properties	—	—	1,329	0.1%	1,283	0.1%

Total investment assets	1,790,838	100%	1,848,681	100%	2,100,870	100%

Average investment assets balance	1,642,904		1,819,760		1,974,776

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

Our investment assets are principally comprised of fixed income securities and term deposits, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets and the gradual easing of our investment restrictions, our ability to match our assets to our liabilities will improve. Although we have been approved to enter into interest rate swaps, it is still not an effective means for us to hedge our interest rate risk as the Chinese interest rate swap market is still in the early stages of development.

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

Investment results

Our investment yields for the years ended December 31, 2014, 2013 and 2012 were 5.36%, 4.86% and 2.79%, respectively.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2012		2013		2014
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.7%	30,512	4.6%	32,667	4.9%	34,934
Ending assets: cash and cash equivalents		69,452		21,330		47,034
Ending assets: statutory deposits—restricted		6,153		6,153		6,153
Ending assets: term deposits		641,080		664,174		690,156

Ending assets		716,685		691,657		743,343
Debt securities:
Investment income		32,324		39,739		45,499
Net realised gains and impairment on financial assets		1,243		385		142
Net fair value gains/(losses) through profit or loss		47		(239)		2,272

Total	4.5%	33,614	4.7%	39,885	5.3%	47,913
Ending assets		828,098		873,817		941,836
Loans:
Investment income	6.1%	4,339	5.8%	5,773	5.7%	8,138
Ending assets		80,419		118,626		166,453
Equity securities:
Investment income		5,429		3,987		4,564
Net realised gains and impairment on financial assets		(28,119)		5,408		6,978
Net fair value gains/(losses) through profit or loss		(88)		305		4,977

Total	(13.1)%	(22,778)	6.1%	9,700	8.4%	16,519
Ending assets		164,742		154,957		236,030
Resale agreements:
Investment income	38.8%	633	12.1%	556	3.0%	299
Ending assets		894		8,295		11,925
Investments properties:
Investment income	—	—	2.1%	14	3.8%	50
Ending assets		—		1,329		1,283
Total investments:
Investment income		73,243		82,816		93,548
Net realised gains and impairment on financial assets		(26,876)		5,793		7,120
Net fair value gains/(losses) through profit or loss		(313)		137		5,808
Income of Investments properties		—		14		50
Business tax and extra charges for investment		(224)		(230)		(652)

Total	2.79%	45,830	4.86%	88,530	5.36%	105,874
Ending assets		1,790,838		1,848,681		2,100,870

(1)	Yields for 2014, 2013 and 2012 are calculated by dividing the investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 32.9% of our total investment assets as of December 31, 2014, 35.9% of our total investment assets as of December 31, 2013 and 35.8% of our total investment assets as of December 31, 2012.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2012	2013	2014
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	92,045	74,932	200,214
Due after one year and through five years	548,435	579,242	463,442
Due after five years and through ten years	600	10,000	26,500

Total term deposits	641,080	664,174	690,156

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2012	2013	2014
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	13,409	19,644	20,821
Agriculture Bank of China	109,666	135,504	144,856
Bank of China	141,867	145,492	150,735
China Construction Bank	34,750	18,518	19,337
Bank of Communications	99,687	103,292	132,336
Other banks	241,701	241,724	222,071

Total term deposits	641,080	664,174	690,156

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 44.8% of our total investment assets as of December 31, 2014, 47.3% of our total investment assets as of December 31, 2013 and 46.2% of our total investment assets as of December 31, 2012.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 6.7%, 35.0%, 52.2%, 5.8% and 0.3% of our total available-for-sale debt securities as of December 31, 2014, 9.3%, 35.2%, 48.5%, 6.9% and 0.1% of our total available-for-sale debt securities as of December 31, 2013 and 12.3%, 38.9%, 39.8%, 9.0% and 0% of our total available-for-sale debt securities as of December 31, 2012. Except for a small number of debt securities, which collectively had a carrying value of RMB 819 million (US$132 million) as of December 31, 2014, most of our debt securities are traded on stock exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2012				2013				2014
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	42,004	5.0%	42,946	5.2%	33,519	3.7%	31,435	3.8%	25,885	2.8%	26,328	2.8%
Government agency bonds	139,861	16.8%	135,870	16.4%	136,466	15.1%	119,739	14.4%	137,303	14.7%	138,487	14.6%
Corporate bonds	142,401	17.1%	139,286	16.9%	175,396	19.4%	165,001	19.7%	206,232	22.0%	206,511	21.7%
Subordinated bonds/debt	30,821	3.7%	31,488	3.8%	24,664	2.7%	23,579	2.8%	22,304	2.4%	22,798	2.4%
Others	—	—	—	—	238	—	232	—	1,221	0.1%	1,217	0.1%

Total debt securities, available-for-sale	355,087	42.6%	349,590	42.3%	370,283	40.9%	339,986	40.7%	392,945	42.0%	395,341	41.6%

Debt securities, held to maturity:
Government bonds	96,097	11.5%	97,794	11.8%	97,702	10.8%	91,220	10.9%	88,843	9.5%	91,000	9.6%
Government agency bonds	111,759	13.4%	108,166	13.1%	113,618	12.6%	99,122	11.9%	126,140	13.5%	127,659	13.4%
Corporate bonds	83,084	10.0%	82,557	10.0%	131,022	14.5%	124,201	14.9%	146,595	15.7%	148,699	15.6%
Subordinated bonds/debt	161,449	19.4%	162,348	19.6%	160,733	17.7%	150,453	17.9%	155,705	16.6%	159,168	16.7%

Total debt securities, held to maturity	452,389	54.3%	450,865	54.5%	503,075	55.6%	464,996	55.6%	517,283	55.3%	526,526	55.3%

Debt securities, securities at fair value through profit or loss
Government bonds	1,703	0.2%	1,697	0.2%	1,551	0.2%	1,489	0.2%	254	—	254	—
Government agency bonds	6,347	0.8%	6,291	0.8%	4,883	0.5%	4,659	0.6%	3,995	0.4%	4,085	0.5%
Corporate bonds	18,126	2.2%	18,131	2.2%	24,777	2.8%	24,608	2.9%	21,590	2.3%	24,873	2.6%

Total debt securities, securities at fair value through profit or loss	26,176	3.2%	26,119	3.2%	31,211	3.5%	30,756	3.7%	25,839	2.7%	29,212	3.1%

Total debt securities	833,652	100%	826,574	100%	904,569	100%	835,738	100%	936,067	100.0%	951,079	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2012		2013		2014
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	7,857	7,863	20,921	20,961	25,761	25,814
Due after one year and through five years	125,670	127,103	184,017	178,451	208,995	211,032
Due after five years and through ten years	229,469	229,995	235,299	222,004	268,882	275,236
Due after ten years	444,480	435,494	433,121	383,566	406,590	409,785

Total debt securities, excluding those at fair value through profit or loss	807,476	800,455	873,358	804,982	910,228	921,867

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us at total amounts up to 80% of the cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2014, the total amount of our policy loans was RMB 73,654 million (US$11,871 million), and represented 3.51% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. During the year of 2012, we made investments in 15 debt investment plans with a total investment amount of RMB 9,456 million. We also increased our investment amount in the South-to-North Water Diversion (Phase II) debt investment plan, in which we made investments in 2011, from RMB 213 million to RMB 2,500 million. As of December 31, 2013, the total amount of our investment in debt investment plans was RMB 55,107 million. As of and for the year ended December 31, 2014, the total amount of our investment in debt investment plans was RMB 59,897 million (US$9,654 million), and we had a total investment proceeds from such plans of approximately RMB 3,471 million (US$559 million). We started to invest in trust schemes in 2013. As of December 31, 2013, the total amount of our investment in trust schemes was RMB 2,649 million. As of and for the year ended December 31, 2014, the total amount of our investment in trust schemes was RMB 27,257 million (US$4,393 million), and we had a total investment proceeds from such plans of approximately RMB 586 million (US$94 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds that primarily invest in securities that are issued by Chinese companies and traded on China’s securities exchanges. As of December 31, 2014, our investment in securities investment funds was RMB 83,620 million (US$13,477 million) and represented 3.98% of our total investment assets as of that date.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2012		2013		2014
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	54,104	91.4%	54,109	91.7%	82,611	98.8%
Closed-end	5,103	8.6%	4,882	8.3%	1,009	1.2%

Total	59,207	100%	58,991	100%	83,620	100%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2014, the total amount of our investment in common stocks was RMB 94,933 million (US$15,300 million), and represented 4.5% of our total investment assets as of that date. As of December 31, 2013, the total amount of our investment in common stocks was RMB 79,727 million, and represented 4.3% of our total investment assets as of that date. As of December 31, 2012, the total amount of our investment in common stocks was RMB 102,089 million, and represented 5.7% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 11,925 million (US$1,922 million) as of December 31, 2014, RMB 8,295 million as of December 31, 2013 and RMB 894 million as of December 31, 2012.

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

	As of December 31,
	2012		2013		2014
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	2,947	13.7%	3,267	13.0%	6,757	20.0%
China Guangfa Bank Co., Ltd.	15,752	73.5%	17,704	70.6%	20,535	60.9%
Bank of Hangzhou	650	3.0%	571	2.3%	2,204	6.5%
China UnionPay	300	1.4%	718	2.9%	1,219	3.6%
Bohai Industrial Investment Fund Management Co., Ltd	5	—	5	—	5	—
China Life Yuantong Property Company Limited	475	2.2%	538	2.1%	573	1.7%
COFCO Futures Co., Ltd.	1,340	6.2%	1,401	5.6%	1,434	4.3%
Beijing Longxilijing Real Estate Development Co., Ltd.	—	—	52	0.2%	51	0.2%
Shanghai Poly Jianhao Commercial Investment Co., Ltd.	—	—	835	3.3%	932	2.8%

Total	21,469	100%	25,091	100%	33,710	100%

Since 2011, we have been permitted to make private equity investments without the CIRC approval for each investment as long as the total amount of our investments are below specified cap approved by the CIRC. We made our first private equity fund investment in 2011 in the second Renminbi fund sponsored by Hony Capital, a leading Chinese private equity firm, with a capital commitment of RMB 1.5 billion. In 2012, we made our second private equity fund investment in CITIC Private Equity Fund III sponsored by CITIC Private Equity Funds Management Co., Ltd., with a capital commitment of RMB 2 billion. In 2013, we invested in China Life (Suzhou) Urban Development Industry Investment Enterprise with a capital commitment of RMB 5 billion and China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise with a capital commitment of RMB 1 billion. In 2014, we invested in China Life (Wuxi) Urban Development Industry Investment Enterprise, China Life (Guangzhou) Urban Development Industry Investment Enterprise, Ningbo China Life Cinda Investment Enterprise and a U.S. dollar-denominated logistics industry investment fund sponsored by Hopu Fund, with a capital commitment of RMB 5.5 billion, RMB 12.5 billion, RMB 2 billion and US$ 402 million, respectively.

Asset Management Business

On November 23, 2003, we established an asset management company, AMC, with CLIC, in connection with the restructuring for the purpose of operating the asset management business more professionally in a separate entity and to better attract and retain qualified investment management professionals. AMC manages our investment assets and, separately, substantially all of those of CLIC. For a description of our investment assets, see “—Investments”.

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. In 2014, the registered capital of AMC was increased from RMB 3 billion to RMB 4 billion. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2014, AMC had total assets of RMB 6,819 million (US$1,099 million), net assets of RMB 5,898 million (US$951 million) and net profit of RMB 779 million (US$126 million).

Property and Casualty Business

In December 2006 we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2014, the registered capital of CLPCIC was increased from RMB 8 billion to RMB 15 billion, with us and CLIC contributing RMB 2.8 billion and 4.2 billion, respectively. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2014, CLPCIC had total assets of RMB 52,769 million (US$8,505 million), net assets of RMB 16,893 million (US$2,723 million) and net profit of RMB 1,407 million (US$227 million).

Pension Insurance Business

In January 2007 we, CLIC and AMC established a pension insurance company, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In January 2015, the registered capital of China Life Pension was increased from RMB 2.5 billion to RMB 3.4 billion. China Life Pension is currently held 70.74%, 4.41%, 3.53%, 1.33%, and 19.99% by us, CLIC, AMC, China Credit Trust Company Limited and AMP Life Limited, respectively.

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of and for the year ended December 31, 2014, China Life Pension had total assets of RMB 3,208 million (US$517million), net assets of RMB 2,811 million (US$453 million) and net loss of RMB 161 million (US$26 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,691 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2014, we continued to increase our investment in information technology development. To provide better service to our customers, we developed and promoted applications including an intelligent platform for claims application, our official WeChat and “E BaoZhang”, a comprehensive electronic customer self-service platform.

In 2014, our data center in Shanghai was successfully launched for use. We continued the construction of our new research and development center in Beijing.

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

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on October 28, 2002, February 28, 2009 and August 31, 2014. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CIRC.

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

Minimum capital requirements

The minimum paid-in capital for an insurance company is RMB 200 million. For an insurance company whose registered capital is RMB 200 million, the minimum incremental capital for each first branch office in a province other than the province where its headquarter is located is RMB 20 million. No additional capital will be required when the paid-in capital has reached RMB 500 million, and the insurer’s solvency is sound.

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

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed rates of return of ordinary personal insurance products, and such guaranteed rates of return can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed rate of return of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC which varies depending on product, the insurance company must file the relevant information of the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CIRC for approval.

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

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Beginning from February 16, 2015, the CIRC removed the original 2.50% cap on the minimum guaranteed interest rate of universal products, with the guaranteed interest rate to be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.5% to a compound annual rate of 3.5%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC (i.e. a compound annual rate of 3.5%), the insurance company must file specified information relating to the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval of the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CIRC.

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

Asset categories, investment and concentration risk regulatory percentages. Currently, Chinese life insurance companies are allowed to invest their funds in the following asset categories, subject to the satisfaction of conditions prescribed for each form of investment.

Regulatory Percentage(1)
Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage
Current assets	Current assets refer to cash reserves, deposits payable on demand, and highly-liquid assets with shorter terms and less risk of changes in value that can be readily converted into a definite amount of cash.	Domestic items mainly include cash, current deposits, bank call deposits, insurance asset management products on the monetary market, and government bonds, quasi-government bonds and reverse repurchase agreements with residual maturities of one year or less. Overseas items mainly include bank current deposits, monetary market funds, overnight lending, commercial bills, bank bills, negotiable certificates of deposit, reverse repurchase agreements, short-term government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of one year or less, as well as other tools or products recognized by the CIRC in this category.	None.	The total outstanding investments by an insurance company in a single legal person(2) must not exceed 20% of the total assets(3) of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Fixed-income assets	Fixed-income assets refer to assets characterized by a definite maturity date and payments of interest and principal according to pre-determined interest rates and payment methods, as well as other assets whose main value is dependent on the changes in the value of the aforesaid assets.	Domestic items mainly include term deposits, negotiated deposits, bond funds, fixed-income insurance asset management products, financial institution (company) bonds, non-financial institution (company) bonds and government bonds and quasi-government bonds with residual maturities of more than one year. Overseas items mainly include term deposits, structured deposits with bank guaranteed commitments, securities investment funds with fixed-income commitments, government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of more than one year, as well as other tools or products recognized by the CIRC in this category.	None.

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

Domestic and overseas items of unlisted equity assets mainly include equities of unlisted companies, equity investment funds (including venture capital funds) and other related financial products, as well as other tools or products recognized by the CIRC in this category.

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

Risk Classification of Insurance Assets. An insurance company must evaluate, at least once every half year, the quality of its insurance assets falling within the categories of fixed-income assets, equity assets and property assets, and divide such assets into five categories based on risk, namely “pass”, “special mention”, “substandard”, “doubtful” and “loss”, with the last three categories collectively referred to as “non-performing assets”. Insurance assets that require risk classification include assets invested by the insurance company other than those subject to fair value measurement and changes to these assets are counted as gains or losses for the period in question or owners’ equity. An insurance company must establish and improve risk classification systems and working processes for its assets and file reports on such systems and processes with the CIRC. In addition, an insurance company is required to semiannually report to the CIRC the relevant information on the classification of its assets. An insurance company must also establish feasible plans for annual asset loss provisions and write-offs, as well as plans for the disposal of non-performing assets based on its actual operations and the quality of its assets. These plans must be approved by its board of directors and be filed with the CIRC.

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

The minimum capital of a life insurance company is the sum of its minimum capital for its short-term business (policies having a term of one year or less from the date of issuance) and the minimum capital for its long-term business (policies having a term of more than one year from the date of issuance). The standard for calculation of the minimum capital was further revised by the CIRC in January 2010. In January 2013, the CIRC issued the standard for calculation of the minimum capital for supplementary major medical insurance. In August 2013, the standard for calculation of the minimum capital with respect to the total sums at risk under long term life insurance policies was revised by the CIRC. In April 2014, the CIRC issued the standard for calculation of the minimum capital for high cash value products.

The minimum capital for a life insurance company’s short-term business is the sum of the minimum capital for supplementary major medical insurance and the higher of:

•	18% of the portion of net premiums received in the most recent fiscal year net of business tax and other surcharges which is not in excess of RMB 100 million, plus 16% of the portion which is in excess of RMB 100 million; and

•	26% of the portion of the average annual claims payments during the most recent three fiscal years which is not in excess of RMB 70 million, plus 23% of the portion which is in excess of RMB 70 million.

The minimum capital for its long-term business is the sum of:

•	4% of the period-end reserves for insurance risks after unbundling of mixed insurance contracts;

•	4% (if the annual premium revenue from high cash value products is not more than the base amount) or 6% (if the annual premium revenue from high cash value products is more than the base amount) of the period-end reserves for insurance contracts of high cash value products;

•	4% of the period-end reserves for other insurance contracts;

•	1% of the liabilities for other risks after unbundling of investment-linked insurance contracts and variable annuity insurance contracts;

•	4% (if the annual premium revenue from high cash value products is not more than the base amount) or 6% (if the annual premium revenue from high cash value products is more than the base amount) of the liabilities for other risks after unbundling of hybrid insurance contracts for high cash value products;

•	4% of the liabilities for other risks after unbundling of other mixed insurance contracts;

•	4% of the liabilities for insurance policies which do not pass the tests for significant insurance risks;

•	0.15% of the total sums at risk under life insurance contracts;

•	0.24% of the total sums at risk under health insurance contracts;

•	0.06% of the total sums at risk under accident insurance contracts; and

•	0.3% of the total sums at risk under other insurance contracts.

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

As of December 31, 2014, our solvency ratio was approximately 294.48%.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or Solvency II, with the aim of replacing the current solvency requirements on Chinese insurance companies. Solvency II adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. As of the date of this annual report, Solvency II has not been officially implemented by the CIRC, and Chinese insurance companies are required to follow the current solvency regulatory regime while simultaneously submitting a solvency report prepared based on the requirements under Solvency II. Based on the testing results to be obtained by it during the transitional period, the CIRC will determine when the current solvency regulatory regime will be officially replaced by Solvency II. As Solvency II is still under preliminary testing by the CIRC and it is still unclear when it will be officially implemented, we are currently unable to assess the extent to which we will be affected if the complete set of Solvency II regulations are finalized and officially implemented.

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

Actuaries

Insurance companies are required to employ actuarial professionals and establish a system for actuarial reporting.

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

Related party transactions. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, where an insurance company places bank deposits (excluding current deposits) with any of its related parties, or invests in the equity, real estate and other assets of any related parties, the financial products issued by any related parties or any financial products whose underlying assets include the assets of any related parties, the insurance company is required, within 10 business days after the conclusion of the transaction agreements (or within 10 business days from the occurrence of the relevant event if no transaction agreement is concluded), to publish an information disclosure announcement on its website and the website of the Insurance Association of China. In respect of any information that could not be publicly disclosed as it invovles state secrets or commercial secrets or due to other relevant reasons, the insurance company must, at least five business days prior to the prescribed date of information disclosure, report this fact to the CIRC and refrain from disclosing such information as required by law.

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

Custody of insurance assets. In October 2014, the CIRC and CBRC jointly issued a notice on regulating the insurance assets custody business. Under this notice, insurance companies are required to establish and improve mechanisms for the custody of insurance assets, select qualified commercial banks and other professional institutions, place various assets generated by the investment of insurance funds under third-party custody and oversight, and ensure that the revenue and expenditure concerning the use of insurance funds (except for expenditure of daily expenses) are primarily processed through the custody fund accounts. Insurance companies are required to submit implementing plans relating to the custody of their insurance assets to the CIRC.

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

Regulation of merger and acquisition of insurance companies

An insurance company may apply to the CIRC for approval of the acquisition of control of another insurance company through the acquisition of equity or shares of the other insurance company. Except under special circumstances, such as a transfer between affiliated parties under common control, the acquiring party is not allowed to transfer the acquired equity or shares in the target insurance company within three years from the completion of the acquisition. Upon approval by the CIRC, the acquiring party may control two insurance companies engaging in the same type of business after the completion of acquisition. In addition, an insurance company may apply to the CIRC for approval for the merger with other insurance companies by absorption or establishing a new insurance company. The business scope of the insurance company subsequent to the merger is subject to the re-approval by the CIRC. An insurance company must, during the twelve-month period after the completion of merger or acquisition, report the following information in writing to the CIRC within the first 30 days of each quarter: making investments in and purchases or sales of material assets, related party transactions, business transfers, notifications to insurance consumers, public announcements, changes of senior management personnel and employee placements.

Regulation of establishment and management of non-insurance subsidiaries

An insurance company may apply to the CIRC for approval for the direct or indirect establishment of domestic or overseas non-insurance subsidiaries (excluding insurance companies, insurance asset management institutions, dedicated insurance agencies, insurance brokerage institutions and insurance assessment institutions), primarily including: (1) financial institutions that engage in non-insurance financial services; (2) service firms that provide various supporting services to insurance companies; (3) investment platform companies with a strong connection with an insurance business, project companies established for managing the investment of insurance funds in real properties, and companies formed as a result of the investment of insurance funds in the upstream and downstream industry chain of an insurance business; and (4) other types of companies without connection with an insurance business. Unless otherwise prescribed by laws, administrative regulations and the CIRC, an insurance company is not allowed to guarantee the debts of its non-insurance subsidiaries, or lend funds to its non-insurance subsidiaries. An insurance company must build firewalls between its non-insurance subsidiaries in terms of personnel, capital, business and information to prevent risks spreading from its non-insurance subsidiaries. An insurance company must also cause its non-insurance subsidiaries to establish and improve their respective information disclosure systems, and submit to the CIRC an annual report on its non-insurance subsidiaries by April 30 of each year.

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

C. ORGANIZATIONAL STRUCTURE

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life

China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

China Life (Suzhou) Pension and Retirement Investment Company Limited	The People’s Republic of China	100% (directly)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%
(4)	AMC, which is 60% owned by us, owns 85.03%

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2014, we owned and leased 3,935 and 12,842 properties, respectively, and had 94 properties under construction. Among the 3,935 properties owned by us, 1,918 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. Eight properties are recognized as investment properties.

On December 31, 2014, we entered into a new property leasing agreement with China Life Investment Holding Company Limited. Under this property leasing agreement, which will expire on December 31, 2017, China Life Investment Holding Company Limited agreed to lease to us 1,807 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Investment Holding Company Limited in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, health insurance and accident insurance products. We had nearly 197 million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, 2014.

In response to favorable market opportunities for health insurance and accident insurance in recent years, we have increased our efforts in developing our health insurance and accident insurance businesses. As a result, our health insurance and accident insurance gross written premiums have increased gradually as a percentage of our total gross written premiums. Meanwhile, the gross written premiums derived from group life insurance and supplementary major medical insurance represented an insignificant percentage of our total gross written premiums. In order to better reflect the changes in our external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, effective January 1, 2014, we realigned our previously reported individual life insurance, group life insurance, short term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. Our management has conducted its analysis and evaluation of our operating results based on the new reporting segments. In connection with this realignment, segment operating results for the fiscal years ended December 31, 2013 and 2012 have been revised to conform to current year segment operating results presentation. For a detailed discussion, see our consolidated financial statements included elsewhere in this annual report.

We report our financial results according to the following three principal business segments:

•	Life insurance, which offers participating and non-participating life insurance and annuities to individuals and groups.

•	Health insurance, which offers short-term and long-term health insurance to individuals and groups. The financial results of our supplementary major medical insurance are also reflected in our health insurance business segment.

•	Accident insurance, which offers short-term and long-term accident insurance to individuals and groups.

In addition, we have an “other” reporting segment, in which we primarily report the results of the insurance policy management services that we provided to CLIC and the sales agency services that we provided to CLPCIC, as well as the results of our associates, joint ventures and subsidiaries. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

Financial Overview of Our Business

We had total gross written premiums of RMB 331,010 million (US$53,349 million) and net profit of RMB 32,514 million (US$5,240 million) for the year ended December 31, 2014. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 285,619 million (US$46,033 million) in 2014.

•	Health insurance had total gross written premiums of RMB 33,192 million (US$5,350 million) in 2014.

•	Accident insurance had total gross written premiums of RMB 12,199 million (US$1,966 million) in 2014.

Our business has been characterized by growth of premium income over the past several years, together with a move towards an improved business structure which has been evidenced by an increase in first-year regular premiums and an increase in the percentage of first-year regular premiums for products with regular premiums of ten years or more in first-year regular premiums. At the same time, our business has also been affected by certain unfavorable factors, including the increasing cross-industry competition from companies in other financial industries, and the rapid development of the insurance companies owned or controlled by commercial banks and banking operations of post offices and some other small and medium-sized insurance companies, which have secured an increasing market share by offering products with relatively high interest rates.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 74.9% of total revenues in 2014.

•	investment income and realized and, in some cases, unrealized gains and losses from our investment assets. Investment income and realized and unrealized gains and losses accounted for 22.8% of total revenues in 2014.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced, subject to a cap set by the CIRC and which may be adjusted from time to time. Currently, the CIRC cap for participating life insurance products is 2.50%, and the 2.50% cap has been removed for non-participating life insurance policies and universal life insurance policies issued on or after August 5, 2013 and February 16, 2015, respectively. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. During 2012, the PBOC reduced the interest rates twice, from 3.50% to 3.00%. In November 2014, the interest rate on one-year term deposits was reduced from 3.00% to 2.75%, and in March 2015, the interest rate was further reduced from 2.75% to 2.50%. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. If the interest rates were to be increased, but we did not raise the cap on the rate we may pay on our products, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a rise in the CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

The limitations on the maximum amount that we may invest in each type of asset affects the investment returns we are able to generate and subjects us to various risks that we would not, or to a lesser extent, be subject to if we were not subject to those limitations. In particular, the limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We believe that with development of China’s financial markets and the gradual easing of the investment restrictions imposed on insurance companies in China, such as the increase of the maximum amount that we may invest in equity interests and real properties, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to reduce the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realised gains and impairment on financial assets, for the years ended December 31, 2012, 2013 and 2014.

Impairment (charge)/reversal	For the year ended December 31,
	2012	2013	2014	2014
	(RMB in millions)			US$
Debt securities	51	—	—	—
Equity securities	(31,094)	(3,803)	(1,149)	(185)

Total	(31,043)	(3,803)	(1,149)	(185)

During the year ended December 31, 2014, we recognized an impairment expense of RMB 1,149 million (US$185 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2013, we recognized an impairment expense of RMB 3,803 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2012, we recognized an impairment expense of RMB 31,094 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the years ended December 31, 2014 and 2013, no previously recognized impairment losses in debt securities were reversed. During the year ended December 31, 2012, RMB 51 million of previously recognized impairment losses in debt securities was reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2014, 2013 and 2012.

	As of December 31,
	2012		2013		2014
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	42,004	42,946	33,519	31,435	25,885	26,328
Government agency bonds	139,861	135,870	136,466	119,739	137,303	138,487
Corporate bonds	142,401	139,286	175,396	165,001	206,232	206,511
Subordinated bonds/debt	30,821	31,488	24,664	23,579	22,304	22,798
Other	—	—	238	232	1,222	1,217

Subtotal	355,087	349,590	370,283	339,986	392,946	395,341

Equity securities
Funds	65,864	57,019	57,760	58,052	74,532	83,121
Common stocks	95,429	96,361	72,770	77,250	44,197	71,592
Other	3,614	3,446	16,026	16,239	55,271	57,477
Subtotal	164,907	156,826	146,556	151,541	174,000	212,190

Total	519,994	506,416	516,839	491,527	566,946	607,531

We had gross unrealized gains of RMB 47,673 million (US$7,683 million) and gross unrealized losses of RMB 5,581 million (US$899 million) as of December 31, 2014. We had gross unrealized gains of RMB 14,041 million and gross unrealized losses of RMB 35,170 million as of December 31, 2013. We had gross unrealized gains of RMB 21,859 million and gross unrealized losses of RMB 12,061 million as of December 31, 2012. The unrealized losses as of December 31, 2014 related primarily to the unrealized losses of available-for-sale bonds.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2014, 2013 and 2012.

As of December 31, 2014	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	503	94	4,358	4,955
Carrying amounts	52,214	1,310	82,408	135,932
Unrealized losses as a percentage of carrying amounts	0.96%	7.18%	5.29%	3.65%

Equity securities
Unrealized losses	595	31	—	626
Carrying amounts	11,666	129	—	11,795
Unrealized losses as a percentage of carrying amounts	5.10%	24.03%	—	5.31%

Total
Total unrealized losses	1,098	125	4,358	5,581
Total carrying amounts	63,880	1,439	82,408	147,727
Unrealized losses as a percentage of carrying amounts	1.72%	8.69%	5.29%	3.78%

As of December 31, 2013	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	8,777	4,444	17,301	30,522
Carrying amounts	161,296	38,911	112,752	312,959
Unrealized losses as a percentage of carrying amounts	5.44%	11.42%	15.34%	9.75%

Equity securities
Unrealized losses	3,681	967	—	4,648
Carrying amounts	54,306	4,023	—	58,329
Unrealized losses as a percentage of carrying amounts	6.78%	24.05%	—	7.97%

Total
Total unrealized losses	12,458	5,411	17,301	35,170
Total carrying amounts	215,602	42,934	112,752	371,288
Unrealized losses as a percentage of carrying amounts	5.78%	12.60%	15.34%	9.47%

As of December 31, 2012	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	2,150	644	7,002	9,796
Carrying amounts	128,425	17,930	83,477	229,832
Unrealized losses as a percentage of carrying amounts	1.67%	3.59%	8.39%	4.26%

Equity securities
Unrealized losses	1,751	514	—	2,265
Carrying amounts	12,738	9,165	—	21,903
Unrealized losses as a percentage of carrying amounts	13.74%	5.61%	—	10.34%

Total
Total unrealized losses	3,901	1,158	7,002	12,061
Total carrying amounts	141,163	27,095	83,477	251,735
Unrealized losses as a percentage of carrying amounts	2.76%	4.28%	8.39%	4.79%

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

As of December 31, 2014, our total investment assets were RMB 2,100,870 million (US$338,599 million) and the investment yield for the year ended December 31, 2014 was 5.36%. The investment yield primarily reflected the increase in spread income, interest income and fair value gains/(losses), as well as the decrease in impairment losses of assets. As of December 31, 2013, our total investment assets were RMB 1,848,681 million and the investment yield for the year ended December 31, 2013 was 4.86%. The investment yield primarily reflected the increase in interest income and spread income, and the decrease in impairment losses. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets. As of December 31, 2012, our total investment assets were RMB 1,790,838 million and the investment yield for the year ended December 31, 2012 was 2.79%. The investment yield primarily reflected the increase in impairment losses resulting from the continued weakness of the Chinese capital markets. In response to this market weakness, we made adjustments to the investment portfolio by decreasing the proportion of investments in equity securities and increasing the proportion of fixed-income assets.

We calculate the investment yields for a given year by dividing the investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2014, 2013 and 2012 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2012	2013	2014	2014	(2012-2014)
	RMB	RMB	RMB	US$
Life insurance business

Whole life and term life insurance:
Gross written premiums	32,881	32,109	32,638	5,260	(0.37)%

Endowment:
Gross written premiums	223,660	209,034	217,662	35,081	(1.35)%

Annuities:
Gross written premiums	37,864	49,635	35,319	5,692	(3.42)%

Health insurance business(1)
Gross written insurance premiums	18,789	24,713	33,192	5,350	32.91%

Accident insurance business(2)
Gross written insurance premiums	9,548	10,799	12,199	1,966	13.03%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

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

Products classified as investment contracts also affect our revenues, since only a portion of the payments we received under such products are recorded in our consolidated income statement as policy fees, and the majority of such payments are recorded as investment contracts under financial liabilities on our balance sheet.

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

Critical Accounting Policies

We prepared the consolidated financial statements under the historical cost convention, except for financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain property, plant and equipment at deemed cost during restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying our accounting policies. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our financial statements that we believe are most dependent on the application of these judgments and estimates. However, uncertainty about these judgments and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets and liabilities in the future periods.

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-35 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in the net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises of risk margin and a residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of acquisition costs by us representing Day 1 gain and will be amortized over the life of contracts. For insurance contracts in which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to the policyholders. For insurance contracts in which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.80% to 5.00% as at December 31, 2012, from 4.80% to 5.00% as at December 31, 2013 and from 4.80% to 5.00% as at December 31, 2014, respectively.

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

The assumed discount rate with risk margin ranged from 3.12% to 5.61% as at December 31, 2012, from 3.47% to 5.74% as at December 31, 2013 and from 3.52% to 5.96% as at December 31, 2014, respectively.

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

We base our mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect our long-term historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions could expose us to longevity risk.

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

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as further inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the current information obtained at the end of each balance sheet date. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2012, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2013 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2014, respectively, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future macro-economic factors, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information obtained at the end of each reporting period.

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

In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realised gains and impairment on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through the net profit. The impairment losses recognized in net profit on equity instruments are not reversed through the net profit.

As of December 31, 2014, debt securities of RMB 201,719 million (US$32,511 million) contain guarantees issued by third parties and, of those, 75.18% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 81.15% relates to a guarantee issued by a Chinese government ministry for debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for all of our debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2014, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2014, RMB 247,321 million of RMB 254,831million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Recently Issued Accounting Standards

The following standards and amendments are mandatory for the first time for the financial year beginning on January 1, 2014.

Standards/Amendments	Content	Effective for annual period beginning on or after

IAS 32 Amendment	Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	January 1, 2014

IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014

IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	January 1, 2014

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities	January 1, 2014

IFRS 2 Amendment (i)	Definition of Vesting Condition	July 1, 2014

IFRS 3 Amendment (i)	Accounting for Contingent Consideration in a Business Combination	July 1, 2014

IFRS 13 Amendment (i)	Short-term Receivables and Payables	January 1, 2014

IFRS 1 Amendment (ii)	Meaning of Effective IFRSs	January 1, 2014

(i)	These three amendments are included in Annual Improvements 2010-2012 Cycle.
(ii)	The amendment is included in Annual Improvements 2011-2013 Cycle.

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2014.

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27Amendment	Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
IFRS 11 Amendment	Accounting for Acquisition of Interests in Joint Operations	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.0%, 2.6%, 2.6%, 5.4% and 3.3% in 2014, 2013, 2012, 2011 and 2010, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Total Revenues	For the year ended December 31,
	2013	2014
	RMB	RMB
	(in millions)
Net premiums earned	324,813	330,105
Life insurance business	290,738	285,574
Health insurance business	24,180	32,624
Accident insurance business	9,895	11,907
Investment income	82,816	93,548
Investment income from securities at fair value through profit or loss	1,542	1,677
Investment income from available-for-sale securities	19,596	23,029
Investment income from held-to-maturity securities	22,588	25,357
Investment income from bank deposits	32,667	34,934
Investment income from loans	5,773	8,138
Other investment income	650	413
Net realised gains and impairment on financial assets	5,793	7,120
Net fair value gains/(losses) through profit or loss	137	5,808
Other income	4,324	4,185

Total	417,883	440,766

Net Premiums Earned

Net premiums earned increased by RMB 5,292 million, or 1.6%, to RMB 330,105 million in 2014 from RMB 324,813 million in 2013.

Life Insurance Business

Net premiums earned from life insurance business decreased by RMB 5,164 million, or 1.8%, to RMB 285,574 million in 2014 from RMB 290,738 million in 2013. This was primarily due to our proactive control of the volume of single premiums policies and a decrease in the renewal premiums earned.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 8,444 million, or 34.9%, to RMB 32,624 million in 2014 from RMB 24,180 million in 2013. This was primarily due to our enhanced efforts in developing our health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 2,012 million, or 20.3%, to RMB 11,907 million in 2014 from RMB 9,895 million in 2013. This was primarily due to our enhanced efforts in adjusting our business structure, implementing active financial policies, strengthening team building and motivating local branches in implementing initiatives in business expansion.

Investment Income

Investment income increased by RMB 10,732 million, or 13.0%, to RMB 93,548 million in 2014 from RMB 82,816 million in 2013.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 135 million, or 8.8%, to RMB 1,677 million in 2014 from RMB 1,542 million in 2013. This was primarily due to an increase in interest income from debt securities at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 3,433 million, or 17.5%, to RMB 23,029 million in 2014 from RMB 19,596 million in 2013. This was primarily due to an increase in dividend income from available-for-sale funds and interest income from available-for-sale debt securities.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 2,769 million, or 12.3%, to RMB 25,357 million in 2014 from RMB 22,588 million in 2013. This was primarily due to an increase in interest income resulting from our increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 2,267 million, or 6.9%, to RMB 34,934 million in 2014 from RMB 32,667 million in 2013. This was primarily due to a slight increase in our allocation in ordinary term deposits.

Investment Income from Loans

Investment income from loans increased by RMB 2,365 million, or 41.0%, to RMB 8,138 million in 2014 from RMB 5,773 million in 2013. This was primarily due to an increase in the volume of policy loans and our increased allocation in diversified investments such as the debt investment plans and trust schemes.

Net Realised Gains and Impairment on Financial Assets

Net realised gains and impairment on financial assets increased by RMB 1,327 million, to gains of RMB 7,120 million in 2014 from gains of RMB 5,793 million in 2013. This was primarily due to a decrease in impairment losses of available-for-sale stocks and an increase in spread income from trading funds.

Net Fair Value Gains/(Losses) through Profit or Loss

Net fair value gains/(losses) through profit or loss increased by RMB 5,671 million to gains of RMB 5,808 million in 2014 from gains of RMB 137 million in 2013. This was primarily due to a significant increase in the allocation of securities at fair value through profit or loss and an increase in the market value of these securities.

Other Income

Other income decreased by RMB 139 million, or 3.2%, to RMB 4,185 million in 2014 from RMB 4,324 million in 2013, remaining stable.

Benefits, Claims and Expenses	For the year ended December 31,
	2013	2014
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	193,671	192,659
Accident and health claims and claim adjustment expenses	11,263	16,752
Increase in insurance contracts liabilities	107,354	105,883
Investment contracts benefits	1,818	1,958
Policyholder dividends resulting from participation in profits	18,423	24,866
Underwriting and policy acquisition costs	25,690	27,147
Finance costs	4,032	4,726
Administrative expenses	24,805	25,432
Other expenses	3,864	4,151
Statutory insurance fund contribution	637	701

Total	391,557	404,275

Segment information of insurance benefits and claims expenses
Life insurance business	293,932	288,868
Health insurance business	15,055	22,434
Accident insurance business	3,301	3,992
Total	312,288	315,294

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 3,006 million, or 1.0%, to RMB 315,294 million in 2014 from RMB 312,288 million in 2013.

Life insurance death and other benefits payouts decreased by RMB 1,012 million, or 0.5%, to RMB 192,659 million in 2014 from RMB 193,671 million in 2013. This was primarily due to a decrease in maturities payable of life insurance business. Accident and health claims and claim adjustment expenses increased by RMB 5,489 million, or 48.7%, to RMB 16,752 million in 2014 from RMB 11,263 million in 2013. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities decreased by RMB 1,471 million, or 1.4%, to RMB 105,883 million in 2014 from RMB 107,354 million in 2013, remaining basically stable.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business decreased by RMB 5,064 million, or 1.7%, to RMB 288,868 million in 2014 from 293,932 million in 2013. This was primarily due to a decrease in maturities payable of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 7,379 million, or 49.0%, to RMB 22,434 million in 2014 from RMB 15,055 million in 2013. This was primarily due to an increase in the volume of health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 691 million, or 20.9%, to RMB 3,992 million in 2014 from RMB 3,301 million in 2013. This was primarily due to an increase in the volume of accident insurance business.

Investment Contract Benefits

Investment contract benefits increased by RMB 140 million, or 7.7%, to RMB 1,958 million in 2014 from RMB 1,818 million in 2013. This was primarily due to an increase in the volume of certain investment contracts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 6,443 million, or 35.0%, to RMB 24,866 million in 2014 from RMB 18,423 million in 2013. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 1,457 million, or 5.7%, to RMB 27,147 million in 2014 from RMB 25,690 million in 2013. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from an improvement in our business structure.

Finance Costs

Finance costs increased by RMB 694 million, or 17.2%, to RMB 4,726 million in 2014 from RMB 4,032 million in 2013. This was primarily due to an increase in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 627 million, or 2.5%, to RMB 25,432 million in 2014 from RMB 24,805 million in 2013. This was primarily due to an effective curb on the growth of administrative expenses resulting from our enhanced efforts in cost control.

Other Expenses

Other expenses increased by RMB 287 million, or 7.4%, to RMB 4,151 million in 2014 from RMB 3,864 million in 2013. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investment.

Profit	For the year ended December 31,
	2013	2014
	RMB	RMB
	(in millions)
Profit before income tax	29,451	40,402
Life insurance business	22,038	30,651
Health insurance business	2,739	3,252
Accident insurance business	608	1,546
Other businesses	4,066	4,953
Income tax	4,443	7,888
Net profit attributable to equity holders of the company	24,765	32,211

Profit before Income Tax

Our profit before income tax increased by RMB 10,951 million, or 37.2%, to RMB 40,402 million in 2014 from RMB 29,451 million in 2013.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB 8,613 million, or 39.1%, to RMB 30,651 million in 2014 from RMB 22,038 million in 2013. This was primarily due to an increase in investment yield.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 513 million, or 18.7%, to RMB 3,252 million in 2014 from RMB 2,739 million in 2013. This was primarily due to an increase in business volume and investment yield.

Accident Insurance Business

Profit before income tax in the accident insurance business increased by RMB 938 million, or 154.3%, to RMB 1,546 million in 2014 from RMB 608 million in 2013. This was primarily due to an increase in business volume and an improvement in business quality.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB 3,445 million, to RMB 7,888 million in 2014 from RMB 4,443 million in 2013. This was primarily due to the combined effect of taxable income and deferred tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 7,446 million, or 30.1%, to RMB 32,211 million in 2014 from RMB 24,765 million in 2013. This was primarily due to the increase in investment yield and the change of discount rate assumption of reserves of traditional insurance contracts.

Major Assets	As of December 31,
	2013	2014
	RMB	RMB
	(in millions)
Investment assets	1,848,681	2,100,870
Term deposits	664,174	690,156
Held-to-maturity securities	503,075	517,283
Available-for-sale securities	491,527	607,531
Securities at fair value through profit or loss	34,172	53,052
Securities purchased under agreements to resell	8,295	11,925
Cash and cash equivalents	21,330	47,034
Loans	118,626	166,453
Statutory deposits—restricted	6,153	6,153
Investment properties	1,329	1,283
Other assets	124,260	145,697

Total	1,972,941	2,246,567

Investment Assets

Our total investment assets increased by RMB 252,189 million, or 13.6%, to RMB 2,100,870 million in 2014 from RMB 1,848,681 million in 2013.

Term Deposits

Term deposits increased by RMB 25,982 million, or 3.9%, to RMB 690,156 million in 2014 from RMB 664,174 million in 2013. This was primarily due to our increased allocation in ordinary term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 14,208 million, or 2.8%, to RMB 517,283 million in 2014 from RMB 503,075 million in 2013. This was primarily due to our increased allocation in high-grade credit bonds and financial bonds in light of market conditions.

Available-for-Sale Securities

Available-for-sale securities increased by RMB 116,004 million, or 23.6%, to RMB 607,531 million in 2014 from RMB 491,527 million in 2013. This was primarily due to our increased allocation in high-grade credit bonds and funds in light of market conditions.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 18,880 million, or 55.2%, to RMB 53,052 million in 2014 from RMB 34,172 million in 2013. This was primarily due to our increased allocation in common stocks at fair value through profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 25,704 million, or 120.5%, to RMB 47,034 million in 2014 from RMB 21,330 million in 2013. This was primarily due to the demand for liquidity management.

Loans

Loans increased by RMB 47,827 million, or 40.3%, to RMB 166,453 million in 2014 from RMB 118,626 million in 2013. This was primarily due to an increase in the volume of policy loans, as well as our increased allocation in diversified investments such as debt investment plans and trust schemes.

Investment Properties

Investment properties decreased by RMB 46 million, or 3.5%, to RMB 1,283 million in 2014 from RMB 1,329 million in 2013. This was primarily due to depreciation of investment properties.

Major Liabilities	As of December 31,
	2013	2014
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,494,497	1,603,446
Investment contracts	65,087	72,275
Securities sold under agreements to repurchase	20,426	46,089
Policyholder dividends payable	49,536	74,745
Annuity and other insurance balances payable	23,179	25,617
Interest-bearing loans and borrowings	—	2,623
Bonds payable	67,985	67,989
Deferred tax liabilities	4,919	19,375
Other liabilities	24,727	47,077

Total	1,750,356	1,959,236

Liabilities

Our total liabilities increased by RMB 208,880 million, or 11.9%, to RMB 1,959,236 million in 2014 from RMB 1,750,356 million in 2013.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 108,949 million, or 7.3%, to RMB 1,603,446 million in 2014 from RMB 1,494,497 million in 2013. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the balance sheet date, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 7,188 million, or 11.0%, to RMB 72,275 million in 2014 from RMB 65,087 million in 2013. This was primarily due to an increase in the volume of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 25,663 million, or 125.6%, to RMB 46,089 million in 2014 from RMB 20,426 million in 2013. This was primarily due to the demand for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB 25,209 million, or 50.9%, to RMB 74,745 million in 2014 from RMB 49,536 million in 2013. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 2,438 million, or 10.5%, to RMB 25,617 million in 2014 from RMB 23,179 million in 2013. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

In June 2014, to meet the needs of our overseas investment, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. As at December 31, 2014, the loan balance was RMB 2,623 million.

Bonds Payable

Bonds payable increased by RMB 4 million, to RMB 67,989 million in 2014 from 67,985 million in 2013, remaining basically stable. This was primarily due to the fact that no subordinated debt were issued by us in 2014.

Deferred Tax Liabilities

Deferred tax liabilities increased by RMB 14,456 million, or 293.9%, to RMB 19,375 million in 2014 from RMB 4,919 million in 2013. This was primarily due to an increase in the fair value of available-for-sale financial assets.

Equity Attributable to Equity Holders of the Company

As of December 31, 2014, equity attributable to equity holders of the Company was RMB 284,121 million and increased by RMB 63,790 million, or 29.0%, from RMB 220,331 million as of December 31, 2013. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit gained during the fiscal year.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Total Revenues	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Net premiums earned	322,126	324,813
Life insurance business	294,374	290,738
Health insurance business	18,565	24,180
Accident insurance business	9,187	9,895
Investment income	73,243	82,816
Investment income from securities at fair value through profit or loss	1,567	1,542
Investment income from available-for-sale securities	20,992	19,596
Investment income from held-to-maturity securities	15,194	22,588
Investment income from bank deposits	30,512	32,667
Investment income from loans	4,339	5,773
Other investment income	639	650
Net realised gains and impairment on financial assets	(26,876)	5,793
Net fair value gains/(losses) through profit or loss	(313)	137
Other income	3,305	4,324

Total	371,485	417,883

Net Premiums Earned

Net premiums earned increased by RMB 2,687 million, or 0.8%, to RMB 324,813 million in 2013 from RMB 322,126 million in 2012.

Life Insurance Business

Net premiums earned from life insurance business decreased by RMB 3,636 million, or 1.2%, to RMB 290,738 million in 2013 from RMB 294,374 million in 2012. This was primarily due to the adjustment of the bancassurance business structure.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 5,615 million, or 30.2%, to RMB 24,180 million in 2013 from RMB 18,565 million in 2012. This was primarily due to our efforts on developing health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 708 million, or 7.7%, to RMB 9,895 million in 2013 from RMB 9,187 million in 2012. This was primarily due to our efforts on making adjustments to the business structure and motivating local branches in acquiring new business.

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

Net Realised Gains and Impairment on Financial Assets

Net realised gains and impairment on financial assets increased by RMB 32,669 million, to gains of RMB 5,793 million in 2013 from losses of RMB 26,876 million in 2012. This was primarily due to a decrease in impairment losses of available-for-sale equity assets.

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

Benefits, Claims and Expenses	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	107,674	193,671
Accident and health claims and claim adjustment expenses	7,898	11,263
Increase in insurance contracts liabilities	184,990	107,354
Investment contracts benefits	2,032	1,818
Policyholder dividends resulting from participation in profits	3,435	18,423
Underwriting and policy acquisition costs	27,754	25,690
Finance costs	2,575	4,032
Administrative expenses	23,283	24,805
Other expenses	3,304	3,864
Statutory insurance fund contribution	609	637

Total	363,554	391,557

Segment information of insurance benefits and claims expenses
Life insurance business	287,550	293,932
Health insurance business	10,073	15,055
Accident insurance business	2,939	3,301
Total	300,562	312,288

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

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 6,382 million, or 2.2%, to 293,932 million in 2013 from RMB 287,550 million in 2012, remaining basically stable.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 4,982 million, or 49.5%, to RMB 15,055 million in 2013 from RMB 10,073 million in 2012. This was primarily due to an increase in business volume.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 362 million, or 12.3%, to RMB 3,301 million in 2013 from RMB 2,939 million in 2012. This was primarily due to an increase in business volume.

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

Profit	For the year ended December 31,
	2012	2013
	RMB	RMB
	(in millions)
Profit before income tax	10,968	29,451
Life insurance business	5,764	22,038
Health insurance business	971	2,739
Accident insurance business	690	608
Other businesses	3,543	4,066
Income tax	(304)	4,443
Net profit attributable to equity holders of the company	11,061	24,765

Profit before Income Tax

Our profit before income tax increased by RMB 18,483 million, or 168.5%, to RMB 29,451 million in 2013 from RMB 10,968 million in 2012.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB 16,274 million, or 282.3%, to RMB 22,038 million in 2013 from RMB 5,764 million in 2012. This was primarily due to an increase in investment yield of the life insurance business segment.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 1,768 million, or 182.1%, to RMB 2,739 million in 2013 from RMB 971 million in 2012. This was primarily due to an increase in business volume and investment yield of the health insurance business segment.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB 82 million, or 11.9%, to RMB 608 million in 2013 from RMB 690 million in 2012. This was primarily due to normal business fluctuations.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2014, the amount of cash and cash equivalents was RMB 47,034 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2014, the amount of term deposits was RMB 690,156 million.

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

Net cash inflow from operating activities was RMB 78,247 million in 2014, an increase of RMB 9,955 million, or 14.6%, from RMB 68,292 million in 2013. This increase was primarily due to an increase in cash flows from policyholders’ investment.

Net cash outflow from investing activities was RMB 69,257 million in 2014, an increase of RMB 9,024 million, or 15.0%, from RMB 60,233 million in 2013. This increase was primarily due to the demand of investment management.

Net cash inflow from financing activities was RMB 16,704 million in 2014, an increase of RMB 72,809 million from net cash outflow of 56,105 million in 2013. This increase was primarily due to the demand of liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$3,062 million). As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in securities listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. In January 2015, we engaged eight investment managers to invest, operate and manage US$ 800 million entrusted to them by us for investment in overseas capital markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2014, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of subordinated term debt in June and November 2012 provided cash proceeds of approximately RMB 37,990 million. As at the end of 2014, cash proceeds from the issuance of subordinated term debt were used to replenish our supplementary capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2014, December 31, 2013 and December 31, 2012 are as follows:

	As at December 31, 2012	As at December 31, 2013	As at December 31, 2014
Ratio of assets and liabilities	88.25%	88.72%	87.21%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio as of December 31, 2012, 2013 and 2014:

	As of December 31, 2012	As of December 31, 2013	As of December 31, 2014
	(RMB in millions, except percentage data)
Actual capital	176,024	168,501	236,151
Minimum capital	74,718	74,485	80,193
Solvency ratio	235.58%	226.22%	294.48%

Our solvency ratio increased in 2014, which was primarily due to a significant increase in the comprehensive income during 2014.

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

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2014.

As of December 31, 2014	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
	(RMB in millions)
Securities sold under agreements to repurchase	46,089	—	—	—	46,089
Bonds payable	3,424	73,198	—	—	76,622
Annuity and other insurance balances payable	25,617	—	—	—	25,617
Insurance contracts	60,896	118,434	22,634	2,463,567	2,665,531
Investment contracts	14,703	15,192	9,827	84,013	123,735
Off balance sheet operating leases	549	622	131	10	1,312
Capital commitments	24,537	3,898	445	5,023	33,903

Total	175,815	211,344	33,037	2,552,613	2,972,809

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column are the cash flows representing expected future benefit payments on policies in force as at December 31, 2014, relating to premiums received through December 31, 2014. No consideration is given to future premiums payments and the cash flows resulting therefrom, even though in the case for traditional insurance policies and certain investment contracts, the receipt of such premiums is necessary for the policies to remain in full force. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future payments. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the benefit payments reported in the table above are not discounted from the date of payment back to December 31, 2014 and do not reflect the impact of future premiums, the sum of these payment amounts are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2014. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2014.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. The changes in these assumptions resulted in an increase of RMB 4,179 million in profit before income tax in 2014, a decrease of RMB 1,493 million in profit before income tax in 2013 and an increase of RMB 318 million in profit before income tax in 2012. The sensitivity analysis of these assumptions is as follows:

•	holding all other variables constant, if mortality rates and morbidity rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 12,971 million or RMB 13,554 million lower or higher.

•	holding all other variables constant, if lapse rates increase or decrease from current best estimates by 10%, pre-tax profit for the year would have been RMB 5,191 million or RMB 5,478 million lower or higher.

•	holding all other variables constant, if the discount rates are 50 basis points higher or lower than current best estimates, pre-tax profit for the year would have been RMB 41,300 million or RMB 46,868 million higher or lower.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2014, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Age	Position
Yang Mingsheng	59	Chairman of the board of directors and executive director
Lin Dairen	56	Executive director and president
Su Hengxuan	52	Executive director and vice president
Miao Ping	56	Executive director and vice president
Miao Jianmin	50	Non-executive director
Zhang Xiangxian	59	Non-executive director
Wang Sidong	53	Non-executive director
Bruce Douglas Moore	65	Independent director
Anthony Francis Neoh	68	Independent director
Chang Tso Tung	66	Independent director
Huang Yiping	51	Independent director
Liu Anlin	51	Vice President
Xu Hengping	56	Vice president
Xu Haifeng	55	Vice president
Li Mingguang	45	Vice president and chief actuary
Yang Zheng	44	Vice president and Chief Financial Officer
Zheng Yong	52	Board secretary
Huang Xiumei	47	Financial controller

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC and CLPCIC since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the chairman of AMC since December 2013. Mr. Yang has many years of experience in the financial industry. He served as a vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the faculty of finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Lin Dairen has been our president since April 2014 and our executive director since October 2008. Mr. Lin also acts as the non-executive director of CLPCIC and China Life Pension. Mr. Lin served as the vice president of our company from 2003 to March 2014, and served as the executive director and president of China Life Pension from November 2006 to March 2014. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a senior economist and was awarded special allowance by the State Council, has worked in the life insurance industry for over 33 years and has accumulated extensive experience in operation and management. He is currently the chairman of the China Life Foundation, vice chairman of the Insurance Institute of China and the Insurance Association of China, and the director of the Life Insurance Committee of the Insurance Association of China.

Su Hengxuan has been an executive director of our company since July 2014, and a vice president of our company since August 2008. Mr. Su served as the assistant to president of our company from January 2006 to July 2008. Mr. Su has acted as a director of CLPCIC since November 2006, a director of Insurance Professional College since December 2006 and a director of AMC since May 2014. He was the general manager of our individual life insurance business department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from the department of finance and insurance of the school of economics of Wuhan University in 1998 with a bachelor’s degree in economics, majoring in insurance, and graduated from the school of management of University of Science and Technology of China in July 2011 with a Ph.D in management, majoring in management science and engineering. Mr. Su, a senior economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the chairman of the insurance marketing committee, the vice chairman of the education and training committee, and an executive member of the human resources development committee of the Insurance Association of China, and a member of China Advisory Panel of the Financial Planning Standards Board.

Miao Ping has been an executive director of our company since July 2014, and a vice president of our company since December 2009. He served as the general manager of our Jiangsu branch since September 2006. Mr. Miao has served as the general manager of our Jiangxi branch from September 2004 to September 2006, and has been a deputy general manager of our Jiangsu branch from April 2002 to September 2004. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 31 years of experience in the operation of life insurance business and the management of insurance business.

Miao Jianmin has been a non-executive director of our company since October, 2008. Mr. Miao is the vice chairman and president of CLIC. Currently he also serves as a director of AMC, the chairman of China Insurance Plaza Company Limited, and a director of China World Trade Center Co., Ltd. Mr. Miao also serves as the executive director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named one of the “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from Central University of Finance and Economics with a doctor’s degree in finance. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a master’s degree in money and banking and the Central University of Finance and Economics with a bachelor’s degree in insurance. He is a senior economist.

Zhang Xiangxian has been a non-executive director of our company since July 2012. He became the secretary of commission for disciplinary inspection of CLIC in October 2006. He also served as the vice president of CLIC from August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including, the director of the promotion division of the general office and deputy general manager of the general office of the People’s Insurance Company of China, the office director of the CIRC, the deputy office director (in charge) of the Shenzhen office of the CIRC, and the director of the administrative department of representative agencies of the CIRC. Mr. Zhang is a senior editor and obtained a master’s degree in business administration for senior management from Zhongnan University of Economics and Law.

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

Bruce Douglas Moore has been an independent director of our company since May 2009. From 2002 to 2007, Mr. Moore was partner-in-charge of Asian actuarial services for Ernst & Young, based in Beijing. Previously , he served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked at Ernst & Young’s Beijing office where he was in charge of the business in Asian markets (including Japan). In 2001, he worked at Ernst & Young’s Tokyo office responsible for the actuarial services in Japan. Since 2002, Mr. Moore worked at Ernst & Young’s Beijing office overseeing the actuarial services in Asian markets (excluding Japan). From 1982 to 1995, Mr. Moore worked in various senior financial management positions at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in applied mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive and a consultant.

Anthony Francis Neoh has been an independent director of our company since June 2010. Mr. Neoh currently serves as a member of the international consultation committee of the CSRC. Prior to that, he served as a chief advisor to the CSRC, a member of the basic law committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China and chairman of the Hong Kong Securities and Futures Commission. From 1996 to 1998, he was the chairman of the technical committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now known as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected as honorary fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. He served as an independent non-executive director of Bank of China Limited from August 2004 to September 2013. Since December 2014, he has been an independent non-executive director of CITIC Limited.

Chang Tso Tung has been an independent director of our company since October 2014. He served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd., a company listed on the HKSE and the SSE. Mr. Chang is currently an independent non-executive director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for approximately 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor of science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Huang Yiping has been an independent director of our company since October 2014. He is currently a professor of Economics and the deputy dean of the national school of development at Peking University. From August 2011 to June 2013, he was the managing director and chief economist of Emerging Asian Market of Barclays Capital. From May 2000 to February 2009, he held various positions at Citigroup including the vice president of the Asia Pacific region and economist of the Greater China region, as well as the managing director and chief economist of the Asia Pacific region. From August 1993 to April 2000, he held various positions including researcher and senior lecturer of the Asia-pacific economics and management college and director of the China Economy Program at the Australian National University. Mr. Huang received his master of economics from Renmin University of China and PhD in economics from the Australian National University.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position
Xia Zhihua	60	Chairperson of the board of supervisors
Shi Xiangming	55	Supervisor
Yang Cuilian	50	Employee representative supervisor
Li Xuejun	44	Employee representative supervisor
Xiong Junhong	46	Supervisor

Xia Zhihua has been the chairperson of our board of supervisors since March 2006. She was a deputy director of National Debt Bureau of the Ministry of Finance from July 1997 to June 1998, and a deputy director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000. Ms. Xia served as the State Council’s representative in the supervisory committee of important state-owned financial institutions, designated supervisor of assistant bureau-level official from July 2000 to October 2001, and the State Council’s representative in the board of supervisors of important state-owned financial institutions, designated supervisor of bureau-level official from November 2001 to December 2005. Ms. Xia graduated from Xiamen University, majoring in politics and economics at the department of economics, and majoring in world economics at the college of economics from February 1978 to November 1984, and received a bachelor’s degree and a master’s degree in economics respectively. Currently, Ms. Xia is an executive director of both the China Institution of Internal Audit and the Insurance Institute of China, and the vice chairman of supervisory board committee of China Association for Public Companies. Ms. Xia, a senior economist, has obtained the qualification of Certified Internal Auditor (CIA) and was awarded special allowance by the State Council.

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

Yang Cuilian has been a supervisor of our company since July 2012, and has been the general manager of the brand promotion department of our company since October 2014. Ms. Yang served as the general manager of the group business department of our company from January 2011 to September 2014. Ms. Yang joined our company in July 1984. She successively served as deputy general manager of the Jiangxi branch, general manager of the Pingxiang branch, manager of the group sales department of Jiangxi branch, and manager of the business management department of the Jiangxi branch. Ms. Yang, a senior economist, graduated from Party School of the Central Committee of C.P.C., majoring in economic management with a bachelor’s degree.

Li Xuejun has been a supervisor of our company since July 2012, and has been the general manager of the strategy and marketing department of our company since July 2014. Mr. Li served as the general manager of the education and training department of our company from January 2011 to June 2014. Mr. Li joined our company in November 1997. He successively served as deputy general manager of the education and training department of our company (in charge), assistant general manager of the Shanghai branch, general manager of the Shanghai Songjiang sub-branch, and general manager of the human resources department of the Shanghai branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a senior economist, graduated from the department of insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in international insurance with a bachelor’s degree in economics.

Xiong Junhong has been a supervisor of our company since October 2014. She is a senior economist with a PhD in finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the banking department and trust department of China People’s Insurance Trust and Investment Company, and at the assets management department of China Life Insurance Company. Ms. Xiong served as the director of the assets management department of CLIC from September 2003, the senior manager of the strategic planning department of CLIC from August 2006, the assistant to the general manager of the strategic planning department of CLIC from September 2008, the assistant to the general manager (equivalent to the level of departmental deputy general manager of CLIC) of the Hebei branch of our company from December 2010, and the deputy general manager of the strategic planning department of CLIC since June 2013. Ms. Xiong has many years of experience in strategic management and investment study, and has extensive experience in assets preservation, risk management, management of retained assets, investment study and strategic planning.

Senior Management

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Su Hengxuan see “—Directors and Senior Management—Directors” for his profile.

Miao Ping see “—Directors and Senior Management—Directors” for his profile.

Liu Anlin has been a vice president of our company since March 2013. He has been a member of the party committee of our company since February 2013, and also served as the party secretary and general manager of our Beijing branch from February 2013 to November 2014. From December 2012 to February 2013, Mr. Liu was the person-in-charge (with equivalent level as assistant to the president of the Company) of our Beijing branch. From 2009 to 2012, he was the party secretary and general manager (with equivalent level as assistant to the president of the Company) of our Jiangsu branch. From 2006 to 2009, Mr. Liu was our chief information technology officer (with equivalent level as assistant to the president of the Company), and was also the party secretary and general manager of our Beijing research and development center in 2008. From 2003 to 2006, Mr. Liu was the general manager of our information technology department. Prior to that, Mr. Liu had assumed various positions as person-in-charge of our information technology department, deputy general manager of our human resources department, and assistant to the general manager and deputy head of the computer department (in charge of work) of our Gansu branch. Mr. Liu graduated from the Mathematics and Mechanics Department of Lanzhou University, majoring in computer mathematics, and obtained a bachelor’s degree in Science in 1985. He also obtained a master’s degree in business administration from Tsinghua University in 2006. Mr. Liu has over 25 years of experience in operation and management of life insurance business and in insurance administration, during which he gained extensive experience in operation and management. Mr. Liu was awarded special allowance by the State Council and is a senior engineer.

Xu Hengping has been a vice president of our company since November 2014. He has been the chief operating officer of our company since August 2010. Mr. Xu had been the general manager of our Fujian branch since April 2007, deputy general manager of our Fujian branch from December 2002, assistant to the general manager of our Fujian branch from September 1998, and director of personal insurance division of our Fujian branch since July 1996. Mr. Xu once served as general manager of sales department and general manager of Longyan branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in finance. Mr. Xu, a senior economist, has over 34 years of experience in the operation of life insurance businesses and insurance management.

Xu Haifeng has been a vice president of our company since November 2014. He has been the business controller of our company and general manager of our Hebei branch concurrently since February 2014. Mr. Xu served as the general manager of our Beijing branch and the general manager of our Hebei branch from 2006 to 2014. Prior to that, Mr. Xu served as the deputy general manager and general manager of our Linyi branch in Shandong Province and the general manager of the business management department in our Shandong branch, the general manager of our Jinan branch and the deputy general manager of our Beijing branch. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management.

Li Mingguang has been a vice president of our company since November 2014, and our chief actuary since March 2012. Mr. Li joined our company in 1996 and subsequently served as deputy director, director, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University in computer science with a bachelor’s degree in 1991, Central University of Finance and Economics in actuarial science with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first and the second session of the China Association of Actuaries. He is currently the executive director of the China Association of Actuaries and a special executive of the board of directors of the Insurance Institute of China.

Yang Zheng has been a vice president of our company since November 2014, and our chief financial officer since April 2013. He served as the qualified accountant of our company since 2006, and as assistant to the general manager, deputy general manager and general manager of the finance department of our company since 2005. Mr. Yang has been a director of AMC since 2009, a director of Sino-Ocean Land Holdings Limited since 2011 and a director of China Life Franklin Asset Management Company Limited since 2014. From 2000 to 2005, Mr. Yang was a senior financial analyst of MOLEX in the United States. Mr. Yang graduated from Beijing University of Technology in 1993 with a bachelor’s degree in engineering. He obtained an MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA). He is currently a director of the eighth session of the board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee, a member of the China Insurance Solvency Regulatory Standard Committee, and a member of the China Accounting Standards Committee of the Ministry of Finance of the PRC, respectively.

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

Huang Xiumei has been the financial controller of our company since December 2014. She has been the general manager of our Fujian branch since October 2011. From 2005 to 2011, she held various positions at our Fujian branch, including assistant to the general manager, deputy general manager and deputy general manager (responsible for daily operations). From 1999 to 2005, she held various positions at our Fujian branch, including as deputy director and manager of the financial and accounting department and manager of the financial department. Ms. Huang was also the deputy general manager of our Fuzhou branch from 2004 to 2005. Ms. Huang graduated from Fujian Banking School in 1985, majoring in insurance, and graduated from Fuzhou University in 2005, majoring in accounting. Ms. Huang is a senior certified public accountant.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2014. The total compensation package for our chairman of the board of directors, executive directors and chairman of the board of supervisors for the year ended December 31, 2014 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2014. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yang Mingsheng	44.55	—	40.29	—	84.84
Wan Feng(2)	10.03	—	9.37	—	19.40
Lin Dairen(3)	39.99	—	37.09	—	77.08
Su Hengxuan(4)	39.65	—	37.15	—	76.80
Miao Ping(5)	39.65	—	37.07	—	76.72
Liu Yingqi(6)	9.91	—	9.31	—	19.22
Miao Jianmin	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—
Wang Sidong	—	—	—	—	—
Sun Changji(7)	—	—	—	—	—
Bruce Douglas Moore	32.00	—	—	—	32.00
Anthony Francais Neoh	30.00	—	—	—	30.00
Tang Jianbang(8)	—	—	—	—	—
Chang Tso Tung(9)	8.00	—	—	—	8.00
Huang Yiping(10)	8.00	—	—	—	8.00
Xia Zhihua	39.65	—	37.15	—	76.80
Shi Xiangming	61.55	—	37.89	—	99.44
Luo Zhongmin(11)	6.25	—	—	—	6.25
Yang Cuilian	61.55	—	38.14	—	99.69
Li Xuejun	58.98	—	37.40	—	96.38
Xiong Junhong(12)	—	—	—	—	—

Total	489.76	—	320.86	—	810.62

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Resigned as president on March 25, 2014 and resigned as non-executive director on August 5, 2014.
(3)	Appointed as president on April 29 2014.
(4)	Appointed as executive director on July 1, 2014.

(5)	Appointed as executive director on July 1, 2014.
(6)	Resigned as vice president and executive director on March 25, 2014.
(7)	Resigned as independent director on October 20, 2014.
(8)	Resigned as independent director on October 20, 2014.
(9)	Appointed as independent director on October 20, 2014.
(10)	Appointed as independent director on October 20, 2014.
(11)	Resigned as supervisor on May 29, 2014.
(12)	Appointed as supervisor in October 20, 2014.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our chief operating officer, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2014. The total compensation package for our executive officers for the year ended December 31, 2014 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2014. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Total
RMB in ten thousands
Liu Jiade(1)	19.32
Zhou Ying(2)	26.15
Liu Anlin	80.71
Xu Hengping	73.29
Xu Haifeng(3)	12.79
Li Mingguang(4)	71.68
Yang Zheng(5)	71.18
Zheng Yong	86.12
Huang Xiumei(6)	5.82

Total	447.06

(1)	Resigned as our vice president on March 25, 2014.
(2)	Resigned as our vice president on April 3 2014.
(3)	Appointed as our vice president on November 5, 2014.
(4)	Appointed as our vice president on November 5, 2014.
(5)	Appointed as our vice president on November 5, 2014.
(6)	Appointed as our financial controller on December 19, 2014.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director, one board secretary and three supervisors during the year ended December 31, 2014, was approximately RMB 4.66 million (US$0.75 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2014 was approximately RMB 1 million (US$0.16 million).

Senior Management Compensation

Our senior management’s compensation consists of four components, including basic salaries, performance-based salaries, fringe benefits and mid to long-term incentive compensation.

We have set up a comprehensive performance management system. A performance appraisal method for our officers is used to appraise the performance of the officers annually. Measures for such appraisal include a business performance index based on our budget and targets as approved by our board of directors; as well as a management performance index based on the duties and functions of the office position, establishing a connection between the achievement of our major business targets and the office performance appraisal.

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2014. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 30 to our consolidated financial statements included elsewhere in this annual report.

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

The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Bruce Douglas Moore, Chang Tso Tung and Huang Yiping. Mr. Bruce Douglas Moore serves as the chairman.

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Chang Tso Tung, Bruce Douglas Moore and Miao Jianmin. Mr. Chang Tso Tung serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our internal control system, to formulate our operational risk management policy, to review the assessment reports with respect to our operational risks and internal control, and to coordinate and handle sudden and significant risks or crises. Our risk management committee is currently comprised of Anthony Francis Neoh , Zhang Xiangxian and Miao Ping. Mr. Anthony Francis Neoh serves as the chairman.

The primary duties of the strategy and investment decision committee are to formulate our long-term development strategies and significant investment and financing plans, to propose significant projects of capital operation and assets management, and to conduct research and make recommendations on other important matters that affect our development. Our strategy and investment decision committee is currently comprised of Huang Yiping, Lin Dairen, Su Hengxuan, Wang Sidong and Anthony Francis Neoh. Mr. Huang Yiping serves as the chairman.

D. EMPLOYEES

As of December 31, 2012, 2013 and 2014 we had approximately 99,271, 99,230 and 101,972 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2012, 2013 and 2014.

	As of December 31
	2012		2013		2014
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	23,444	23.62%	21,689	21.86%	22,304	21.63%
Financial and auditing staff	7,034	7.09%	6,852	6.91%	6,287	6.10%
Sales and marketing staff(1)	31,115	31.34%	31,204	31.45%	34,783	33.73%
Underwriters, claim specialists and customer service staff	32,511	32.75%	31,080	31.32%	31,291	30.34%
Other professional and technical staff(2)	3,747	3.77%	3,607	3.63%	3,838	3.72%
Other	1,420	1.43%	4,798	4.84%	4,620	4.48%

Total	99,271	100%	99,230	100%	103,123	100%

(1)	Includes direct sales representatives.
(2)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.

As of December 31, 2012, 2013 and 2014, we had approximately 693,000, 653,000 and 743,000 exclusive agents, respectively. During 2014, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. At the same time, we have continued carrying out performance reviews in 2014, which have led to the departure of a number of exclusive agents with lower productivity. In addition, the market competition for qualified agents has increased due to the new Sales Personnel Rules issued by the CIRC. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 10, 2015 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc(1)	528,306,529 (Long position)	7.10%		1.87%
H Shares	JPMorgan Chase & Co. (2)	448,698,262 (Long position) 36,726,613 (Short position) 325,782,986 (Lending pool)	6.02 0.49 4.37	% % %	1.59 0.13 1.15	% % %

Note (1):	BlackRock, Inc. was interested in a total of 528,306,529 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., Blackrock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Ltd and BlackRock Life Limited were interested in 3,897,305 H shares, 2,181,000 H shares, 111,509,051 H shares, 175,799,000 H shares, 2,056,000 H shares, 7,117,352 H shares, 2,115,180 H shares, 3,217,000 H shares, 46,102,052 H shares, 3,140,000 H shares, 71,679,705 H shares, 4,446,700 H shares, 54,876,186 H shares, 22,907,000 H shares, 12,083,998 H shares, 704,000 H shares, 4,357,000 H shares and 118,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

Note (2):	JPMorgan Chase & Co. was interested in a total of 448,698,262 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, JF Asset Management Limited, J.P. Morgan Investment Management Inc., J.P. Morgan Trust Company of Delaware, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A. and JPMorgan Asset Management (UK) Limited were interested in 3,630 H shares, 2,353,139 H shares, 6,916,000 H shares, 401,000 H shares, 1,860 H shares, 90,678,761 H shares, 22,279,366 H shares, 325,788,506 H shares and 276,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 448,698,262 H shares are 325,782,986 H shares (4.37%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 36,726,613 H shares (0.49%).

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2014 and April 10, 2015, there were, respectively, 9,346,784 ADRs representing 140,201,760 H shares, with 67 registered holders, and 9,453,934 ADRs representing 141,809,010 H shares, with 67 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a direct approximately 4.41% equity interest in China Life Pension and an indirect approximately 3.53% equity interest in China Life Pension through AMC, a 60% equity interest in CLPCIC and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, China Life Pension, CLPCIC and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. AMP is therefore also considered as our connected person under the HKSE Listing Rules. Each of AMC and AMP is also a subsidiary of the Company. During the reporting period, we engaged in the following related party transactions with these companies:

•	On December 29, 2014, we entered into a new policy management agreement with CLIC;

•	On December 31, 2014, CLIC and AMC entered into a new asset management agreement;

•	On December 31, 2014, we entered into a new asset management agreement with IHC;

•	On May 30, September 4, May 30 and June 6, 2014, we, China Life Pension, CLIC and CLPCIC each entered into a framework agreement in relation to subscription and redemption of fund products, sales agency services and other daily transactions with AMP, respectively;

•	On October 28, 2014, our board of directors approved the subscription for, together with CLIC and CLPCIC and through AMC, the trust units under a trust scheme established by Shanghai International Trust Co., Ltd., or Shanghai Trust;

•	On June 9, 2014, we entered into a capital injection agreement with CLIC and CLPCIC in relation to a capital increase of CLPCIC;

•	On March 8, 2015, we entered into a new insurance sales framework agreement with CLPCIC;

•	On October 30, 2014, we entered into a capital injection agreement with AMP Life Limited and China Life Pension in relation to a capital increase of China Life Pension;

•	On March 22, 2014, we, CLIC and AMC entered into a new agreement for the entrustment of enterprise annuity funds and account management with China Life Pension; and

•	On December 31, 2014, we entered into a new property leasing agreement with IHC.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC, China Life Pension, CLPCIC and IHC in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 20% equity interest in China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. Our former vice president, Mr. Liu Jiade, serves as a director of CGB, and our former vice chairman and non-executive director, Mr. Wan Feng, served as a director of CGB during the 12 months prior to March 25, 2014. CGB is therefore considered as our related party under applicable PRC laws and regulations. On July 25, 2014, we entered into a new related party transaction framework agreement with CGB. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

Continuing Related Party Transactions with CLIC

During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

Our policy management agreement with CLIC expired on December 31, 2014. On December 29, 2014, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2017. Subject to compliance with HKSE Listing Rules, this new agreement will be automatically renewed for a successive term of three years unless terminated by either party by giving to the other party not less than 180 days’ prior written notice upon expiration of the then current term. Pursuant to the new policy management agreement, we continued to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis, which, for each semi-annual payment period, equals the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.00; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period. The service fees paid by CLIC to us under policy management agreement for the year ended on December 31, 2014 was RMB 987 million (US$159 million). The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2017 is RMB 1,037 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2014. It has been automatically renewed for one more year ending on December 31, 2015 in accordance with its terms. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2014 was RMB 886 million (US$143 million). The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for the year ending on December 31, 2015 is RMB 1,200 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC, which expired on December 31, 2014. A detailed discussion of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 31, 2014, AMC and CLIC entered into a new asset management agreement expiring on December 31, 2015. Under this new agreement, AMC continued to invest and manage assets entrusted to it by CLIC, which is subject to the investment guidelines and instructions given by CLIC, and CLIC will pay AMC a base service fee in cash at the rate of 0.05% of the investments under management per annum. The service fee for investment in debt investment plans, equity investment plans, project asset-backed plan and customized non-standard products will be determined separately by the parties. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2014 was RMB 128 million (US$21 million). The annual cap in respect of the service fees to be paid by CLIC to AMC under the new asset management agreement for the year ending on December 31, 2015 is RMB 320 million.

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2014. A detailed discussion of the terms of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 31, 2014, we entered into a new property leasing agreement with IHC under substantially the same terms for a three-year term expiring on December 31, 2017. Under the new property leasing agreement, IHC agreed to lease to us 1,807 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2014 was RMB 86 million (US$14 million).

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

Asset Management Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under an asset management agreement between IHC and us, which expired on December 31, 2014. A detailed discussion of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014. The basic service fee paid by us to IHC under this agreement for the year ended December 31, 2014 was RMB 89 million (US$14 million).

On December 31, 2014, we entered into a new asset management agreement with IHC for a term of one year starting from January 1, 2015. Pursuant to the new asset management agreement, IHC continued to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of unlisted companies, related financial products and securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

In consideration of the services provided by IHC under the new asset management agreement, we agreed to pay IHC fees based on fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, we agreed to pay IHC a basic service fee. With respect to the non-fixed return projects, we agreed to pay IHC a basic service fee and a performance fee. The basic service fee is paid on a quarterly basis, calculated by reference to the total annual amount of assets invested and the applicable management fee rate which is linked to the investment return rates (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects; and the management fee rate is 0.3% for the non-fixed return projects). The performance fee is calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The basic service fee and performance fee payable by us to IHC will not exceed RMB 500 million during the one-year term of this agreement, and the contractual amount of assets entrusted by us to IHC for investment and management will not exceed RMB 150 billion as at the expiry of this agreement.

Each of CLIC and CLPCIC has also entrusted IHC to invest and manage its assets, which may result in CLIC, CLPCIC and us investing in the same project. Pursuant to the new asset management agreement, the targeted assets for co-investments to be made by IHC and on behalf of us, CLIC and CLPCIC are limited to newly launched related financial products and securitization financial products, excluding any products acquired from the secondary market. The contractual amount of the co-investment by us to be entrusted during the term of this agreement will not exceed RMB 40 billion.

Continuing Related Party Transaction with China Life Pension

On July 27, 2009, we, CLIC and AMC entered into an agreement for the entrustment of enterprise annuity funds and account management with China Life Pension. The agreement expired on December 1, 2012. On February 26, 2013, we, CLIC and AMC entered into a memorandum of understanding, which became effective retroactively on December 2, 2012, with China Life Pension to renew the agreement for a successive one-year term ended on December 1, 2013. On March 22, 2014, we, CLIC and AMC entered into a new agreement for the entrustment of enterprise annuity funds and account management with China Life Pension, which became effective retroactively to December 2, 2013, for a fixed term ending on December 31, 2016.

Under the new agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension, we, CLIC and AMC agreed to pay China Life Pension entrusted management fees, account management fees and investment management fees.

Continuing Related Party Transactions with CLPCIC

On March 8, 2012, we entered into an insurance sales framework agreement with CLPCIC for a three-year term which ended on March 7, 2015. On March 8, 2015, we entered into a new insurance sales framework agreement with CLPCIC for a term of two years ending on March 7, 2017, and this new agreement will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiration. Pursuant to the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell certain specified insurance products within authorized regions, and agreed to pay us service fees in cash on a monthly basis in consideration of the services provided. The service fees will be determined by reference to the cost incurred by us plus a marginal profit amount and market practice. The service fees paid to us under the insurance sales framework agreement for the year ended December 31, 2014 was RMB 1,013 million (US$163 million). The annual caps in respect of the service fees to be paid by CLPCIC to us for the three years ending December 31, 2017 are RMB 1,386 million, RMB 1,738 million and RMB 2,222 million, respectively.

Framework Agreements with AMP

Framework Agreement between AMP and Us

On May 30, 2014, we entered into a framework agreement with AMP for the subscription and redemption of fund products, sale of funds, asset management and other daily transactions. The agreement became effective upon signing by the parties and will expire on December 31, 2016. Under the agreement, we will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2016, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 30,000 million, RMB 66,000 million and RMB 72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 30,000 million, RMB 66,000 million and RMB 72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 100 million, RMB 300 million and RMB 400 million, respectively; the annual caps on the management fee payable by us for the asset management for specific clients are RMB 10 million, RMB 20 million and RMB 20 million, respectively; and the annual caps on the fees for other daily transactions are RMB 50 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2014, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 11,460 million (US$1,847 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 4,415 million (US$712 million), the sales commission fee and client maintenance fee paid by AMP was zero, the management fee paid by us for the asset management for specific clients was zero, and the fees for other daily transactions was RMB 0.47million (US$0.08 million).

Framework Agreement between AMP and China Life Pension

On September 4, 2014, China Life Pension and AMP entered into a framework agreement for the subscription and redemption of fund products, sales of funds and other daily transactions. The agreement became effective upon signing by the parties and will expire on December 31, 2016. Under the agreement, China Life Pension and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2016, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 50 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 50 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2014, the subscription price and corresponding subscription fee for the subscription of fund products, the redemption price and corresponding redemption fee for the redemption of fund products, the sales commission fee and client maintenance fee paid by AMP and the fees for other daily transactions were each zero.

Framework Agreement between AMP and CLIC

On May 30, 2014, CLIC and AMP entered into a framework agreement for the subscription and redemption of fund products. The agreement became effective upon signing by the parties and will expire on December 31, 2016. Under the agreement, CLIC and AMP will enter into transactions for the subscription and redemption of fund products. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2016, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively; and the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively.

For the year ended December 31, 2014, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 4,380 million (US$706 million), and the redemption price and corresponding redemption fee for the redemption of fund products was RMB 3,927 million (US$633 million).

Framework Agreement between AMP and CLPCIC

On June 6, 2014, CLPCIC and AMP entered into a cooperation framework agreement. The agreement became effective upon signing by the parties and will end on December 31, 2016. Under the agreement, CLPCIC and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending December 31, 2016, the annual caps on the subscription price for the fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB 5,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the subscription fee for the fund products are RMB 50 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the redemption fee for the fund products are RMB 50 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 50 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 50 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2014, the subscription price for the fund products was RMB 720 million (US$116 million), the redemption price for the fund products was RMB 726 million (US$117 million), the subscription fee for the fund products was zero, the redemption fee for the fund products was zero, the sales commission fee and client maintenance fee paid by AMP was zero, and the fees for other daily transactions was RMB 0.02 million (US$0.003 million).

Subscription for Trust Scheme

On October 28, 2014, our board of directors approved the subscription for, together with CLIC and CLPCIC and through AMC, the trust units under the trust scheme established by Shanghai Trust. CLIC and CLPCIC agreed to subscribe for 3 billion and 1 billion trust units of RMB 1 each issued by Shanghai Trust under Phase I of the trust scheme at a price of RMB 3 billion and RMB 1 billion, respectively, while we agreed to subscribe for the trust units of RMB 1 each issued by Shanghai Trust under Phase II of the trust scheme at a price of not more than RMB 6 billion. As of December 31, 2014, we had made our subscription through AMC by installments for a total amount of RMB 5.96 billion.

The trust funds under the trust scheme will not be more than RMB 10 billion. The trust funds will be used for the provision of loans to China Huarong Asset Management Co., Ltd., or Huarong Asset, and such loans will only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds will only be deposited into banks.

Shanghai Trust will distribute trust benefits to the beneficiaries out of the trust assets after deduction of trust costs and other liabilities. The trust benefits to be distributed by Shanghai Trust are mainly derived from the principal of the loan and any interest accrued thereon to be repaid by Huarong Asset.

The trust scheme is expected to have a term of not more than 72 months.

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB pursuant to several negotiated deposit agreements between CGB and us. A detailed discussion of these agreements is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 26, 2011, April 26, 2012 and April 26, 2013, respectively.

On July 20, 2012, we entered into a strategic cooperation agreement with CGB, pursuant to which we agreed to cooperate with CGB in various areas, including, among others, insurance business, bank cards business, deposit and funds, assets custody, e-commerce, client resources sharing, information technology, product development and brand promotion. With regard to cooperation in the insurance business, CGB undertook to provide bancassurance and corporate group insurance business services on our behalf. Subject to relevant laws and regulations, we undertook to offer our insurance products to CGB under certain preferential terms, while CGB agreed to purchase our products in priority under the same terms and conditions. The term of this agreement is three years.

On April 19, 2012, we entered into an insurance products cooperation agreement with CGB, pursuant to which CGB will sell our individual insurance products suitable for sale through banks, as jointly selected by CGB and us. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums and pay insurance benefits. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 1.8% to 25%. This agreement has a term of three years. Upon expiration of the three-year term, this agreement will be automatically renewed for successive one-year terms, provided that CGB and we have respectively obtained any required internal approvals.

On June 14, 2013, we entered into a related party transaction framework agreement with CGB. Under this agreement, which has a term of three years ending on December 31, 2015, we and CGB will carry out various deposit and non-deposit related party transactions. On July 25, 2014, we entered into a revised agreement with CGB to further

•	increase the daily cap of deposits in respect of all the deposit transactions;

•	increase the annual cap in respect of all the non-deposit related party transactions;

•	expand the scope of non-deposit transactions; and

•	extend the term of this agreement to December 31, 2016.

A detailed discussion of this related party transaction framework agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014.

As at December 31, 2014, the total amount of our deposits at CGB was RMB 16,287 million (US$2,625 million). The total amount of non-deposit related party transactions between CGB and us for the year ended December 31, 2014 was RMB 854 million (US$138 million).

Capital Injection to CLPCIC

On June 9, 2014, we entered into a capital injection agreement with CLIC and CLPCIC, pursuant to which we injected RMB 2,800 million (US$451 million) and CLIC injected RMB 4,200 million into CLPCIC. Prior to the capital injection, the registered capital of CLPCIC was RMB 8,000 million and was held 40% by us and 60% by CLIC. Upon completion of the capital injection, CLPCIC’s registered capital was increased to RMB 15,000 million and the shareholding proportion between CLIC and us remained unchanged. On July 7, 2014, the capital injection was approved by the CIRC.

Capital Injection to China Life Pension

On October 30, 2014, we entered into a capital injection agreement with AMP Life Limited and China Life Pension, pursuant to which we injected approximately RMB 441 million (US$71 million) and AMP Life Limited injected approximately RMB 1,359 million into China Life Pension. Prior to the capital injection, the registered capital of China Life Pension was RMB 2.5 billion and was held 87.4%, 6%, 4.8% and 1.8% by us, CLIC, AMC and China Credit Trust Co., Ltd., or CCT, respectively. Upon completion of the capital injection, China Life Pension’s registered capital was increased to RMB 3.4 billion and was held 70.74%, 4.41%, 3.53%, 1.33% and 19.99% by us, CLIC, AMC, CCT and AMP Life Limited, respectively. On December 31, 2014, the capital injection was approved by the CIRC.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us and the insurance sales framework agreement between CLPCIC and us are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 15, 2011, December 27, 2012, March 8, 2012, January 4, 2013 and December 19, 2014, respectively.

The property purchase framework agreement between IHC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on June 27, 2012.

The subscription by CLIC, CLPCIC and us for the trust units under the trust scheme established by Shanghai Trust is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on October 28, 2014.

The capital injection by us into CLPCIC is subject to reporting and announcement requirements only and is exempt from independent shareholders’ approval under the HKSE Listing Rules. However, the transaction is subject to approval by the shareholders’ general meeting of our company under the SSE Listing Rules. We made an announcement disclosing this transaction on March 25, 2014 and obtained the approval of the shareholders’ general meeting of our company on May 29, 2014.

The new asset management agreement entered into between IHC and us on December 31, 2014 is subject to reporting, announcement and annual review requirements only and is exempt from independent shareholders’ approval under the HKSE Listing Rules. However, the transaction is subject to approval by the shareholders’ general meeting of our company under the SSE Listing Rules. We made an announcement disclosing this transaction on October 28, 2014 and obtained the approval of the shareholders’ general meeting of our company on December 29, 2014.

The framework agreements entered into by AMP with us, China Life Pension, CLIC and CLPCIC, respectively, are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing these transactions on April 25, 2014 and obtained the approval of the shareholders’ general meeting of our company on May 29, 2014.

The remaining related party transactions discussed above, other than the transactions with CGB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The related party transactions with CGB are not regarded as connected transactions for us under the HKSE Listing Rules.

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us and the framework agreements between AMP and each of us, China Life Pension, CLIC and CLPCIC, which were subject to reporting, announcement, annual review and/or independent shareholders’ approval requirements under the HKSE Listing Rules and confirmed that:

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 24, 2015 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.40 per share, totaling approximately RMB 11,306 million (US$1,822 million), for the year ended December 31, 2014. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2014.

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

We paid dividends of RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009, RMB 0.40 per share in respect of 2010, RMB 0.23 per share in respect of 2011, RMB 0.14 per share in respect of 2012 and RMB 0.30 per share in respect of 2013. Our board of directors has recommended the declaration of final dividends of RMB0.40 per share in respect of 2014. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between China Life and CLIC, IHC, AMC, China Life Pension, CLPCIC, and etc.

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

On 15 May 2012, the MOF and SAT issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2014 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “Sensitivity Results”.

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 17% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2014 and the value of one year’s sales for the 12 months to 31 December 2014, and their corresponding results as at 31 December 2013 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2014	December 31, 2013
A	Adjusted Net Worth	194,236	107,522
B	Value of In-Force Business before Cost of Solvency Margin	300,712	271,837
C	Cost of Solvency Margin	(40,042)	(37,135)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	260,670	234,702
E	Embedded Value (A + D)	454,906	342,224
F	Value of One Year’s Sales before Cost of Solvency Margin	26,633	24,421
G	Cost of Solvency Margin	(3,380)	(3,120)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	23,253	21,300

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Value of One Year’s Sales by Channel

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel

	RMB million
	Value of One Year’s Sales
Channel	2014	2013
Exclusive Individual Agent Channel	21,740	19,639
Group Insurance Channel	464	532
Bancassurance Channel	1,048	1,129

Total	23,253	21,300

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable income is based on earnings calculated using solvency reserves.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2014.

Table 3

Analysis of Embedded Value Movement in 2014

ITEM		RMB million
A	Embedded Value at Start of Year	342,224
B	Expected Return on Embedded Value	37,516
C	Value of New Business in the Period	23,253
D	Operating Experience Variance	563
E	Investment Experience Variance	39,338
F	Methodology, Model and Assumption Changes	(3,209)
G	Market Value and Other Adjustments	24,458
H	Exchange Gains or Losses	26
I	Shareholder Dividend Distribution	(8,479)
J	Other	(783)
K	Embedded Value as at 31 December 2014 (sum A through J)	454,906

Notes:

1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2014 opening net worth.

C	Value of new business sales in 2014.

D	Reflects the difference between actual operating experience in 2014 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2014.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2014 to 31 December 2014 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2014.

J	Other miscellaneous items.

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results

		RMB million
		Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin
	Base case scenario	260,670	23,253
1.	Risk discount rate of 11.5%	248,363	21,962
2.	Risk discount rate of 10.5%	273,875	24,640
3.	10% increase in investment return	301,993	26,555
4.	10% decrease in investment return	219,647	19,971
5.	10% increase in expenses	257,909	21,435
6.	10% decrease in expenses	263,431	25,070
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	258,517	23,128
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	262,860	23,378
9.	10% increase in lapse rates	259,675	22,863
10.	10% decrease in lapse rates	261,613	23,585
11.	10% increase in morbidity rates	258,351	23,118
12.	10% decrease in morbidity rates	263,013	23,388
13.	10% increase in claim ratio of short term business	260,316	22,045
14.	10% decrease in claim ratio of short term business	261,024	24,460
15.	Solvency margin at 150% of statutory minimum	241,056	21,519
16.	Using 2013 EV assumptions	263,638	23,274
17.	Taxable income based on the accounting profit in accordance to the Provisions on the Accounting Treatment Related to Insurance Contracts under one possible scenario	262,577	22,894

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Towers Wastson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2014 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2014, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2014;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Michael Freeman	Wesley Cui

24th March 2015

ITEM 9.	THE OFFER AND LISTING.

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2010	39.3000	29.7000	76.14	57.36	31.4200	20.9000
2011	32.6000	17.2400	62.93	33.52	22.3200	14.8100
2012	25.3000	17.0600	49.69	33.47	21.4000	15.8700
2013	27.2000	17.5000	52.62	34.27	21.9200	12.9100
2014	30.5000	19.7800	58.84	38.59	34.1500	13.0700
Quarterly
First Quarter, 2013	27.2000	20.1000	52.62	39.42	21.9200	17.0400
Second Quarter, 2013	22.3000	17.7200	43.56	34.54	17.6700	13.4200
Third Quarter, 2013	21.4500	17.5000	41.42	34.27	15.0100	12.9100
Fourth Quarter, 2013	25.7000	19.6200	49.50	38.06	16.4600	13.4300
First Quarter, 2014	24.2500	20.1500	45.37	39.00	15.1300	13.0700
Second Quarter, 2014	22.7500	19.7800	43.63	38.59	14.8100	13.4200
Third Quarter, 2014	23.9500	20.2500	46.95	39.38	15.9100	13.6200
Fourth Quarter, 2014	30.5000	21.2500	58.84	40.92	34.1500	14.8400
First Quarter, 2015	34.0500	29.6000	67.24	56.60	40.6300	31.9800
Monthly
October 2014	23.2000	21.2500	44.75	40.92	16.1600	14.8400
November 2014	27.0000	22.6500	52.39	43.86	22.6000	15.7800
December 2014	30.5000	25.6500	58.84	49.49	34.1500	21.7900
January 2015	32.5500	29.6000	63.51	56.60	40.6300	31.9800
February 2015	33.2500	29.9000	64.28	58.40	38.7600	33.6800
March 2015	34.0500	30.4000	67.24	58.52	38.4500	34.9200
April 2015 (through April 22, 2015)	40.0000	34.7500	78.53	68.14	41.1900	37.4800

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represents 15 H shares.

ITEM 10.	ADDITIONAL INFORMATION.

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

A special resolution was passed at the shareholders’ annual general meeting held on May 29, 2014 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of each of the aggregate nominal amount of our domestic shares and H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

Under Delaware law, with certain exceptions, shareholder approvals must be obtained for any amendment to the certificate of incorporation. Board approvals are also required for any amendment to the certificate of incorporation, but no governmental approval is generally required.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC, CGB and AMP.

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

We believe that we were in 2014, and we anticipate that we will continue to be, predominantly engaged in an insurance business and we believe that we did not in 2014, and will not, have financial reserves in excess of the reasonable needs of our insurance business. As a result, our income derived and assets held in the active conduct of our insurance business should not be passive income and passive assets, and we do not expect to be classified as a PFIC for any tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities to the extent specified in future IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns Form 8938, setting forth certain information with respect to such asset, if the aggregate value of all such assets exceeds the applicable reporting threshold. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include H Shares or ADSs if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of these filing requirements.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing a comparatively low interest rate environment in general. The PBOC reduced the benchmark deposit rate twice during 2012. In November 2014, the interest rate on one-year term deposits was reduced from 3.00% to 2.75%, and in March 2015, the interest rate was further reduced from 2.75% to 2.50%. If interest rates were to decline in the future, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate. However, if interest rates were to increase, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but we did not raise the cap set by us on the rates we guarantee for non-participating insurance products, sales of some of our products, including our non-participating investment type products, could be adversely affected.

For the years ended December 31, 2014, 2013 and 2012, our investment yield was 5.36%, 4.86% and 2.79% respectively. Investment contracts are generally priced with guaranteed interest rates, subject to a cap on guaranteed rates set by the CIRC, which is currently 2.50% for participating insurance products. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2014, 2013 and 2012.

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
			(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	25,058	31,133	65,401	60,497	50,428	674,872	907,389	916,640
Average interest rate	4.87%	4.85%	4.93%	4.22%	5.26%	4.76%	4.77%

in US$	6	260	—	—	—	48	314	319

Average interest rate	4.74%	10.25%	—	—	—	6.33%	9.54%

Variable rate bonds
in RMB	696	1,811	447	204	148	1,615	4,921	4,908
Average interest rate	5.65%	5.40%	6.21%	4.67%	6.95%	3.99%	5.06%

Term deposits

in RMB	191,439	153,100	173,685	88,157	48,500	26,501	681,382	681,382
Average interest rate	4.17%	5.05%	5.20%	4.94%	5.99%	5.30%	4.90%

in US$	8,774	—	—	—	—	—	8,774	8,774

Average interest rate	2.53%	—	—	—	—	—	2.53%

Liabilities
Securities sold under agreements to repurchase	46,089	—	—	—	—	—	46,089	46,089

Average interest rate	5.39%	—	—	—	—	—	5.39%

Long-term borrowings	—	—	—	—	2,623	—	2,623	2,623

Average interest rate	—	—	—	—	3.54%	—	3.54%

Investment contracts	2,070	1,841	1,681	610	498	65,575	72,275	70,694
Average interest rate	1.74%	1.07%	0.96%	2.49%	2.42%	2.53%	2.44%

Long-term insurance contracts	105,760	140,904	117,175	138,251	22,911	1,063,899	1,588,900
Average guaranteed interest rate	2.47%	2.50%	2.52%	2.94%	2.64%	2.43%	2.49%

	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair value
As of December 31, 2013
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

The following table sets forth our exposure to equity securities as of December 31, 2014, 2013 and 2012.

	As of December 31,
	2012		2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	164,742	164,742	154,957	154,957	236,030	236,030
Securities at fair value through profit or loss	7,916	7,916	3,416	3,416	23,840	23,840
Available-for-sale	156,826	156,826	151,541	151,541	212,190	212,190

A hypothetical 10% decline in the December 31, 2014, 2013 and 2012 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 2,384 million, RMB 342 million and RMB 792 million, respectively.

A hypothetical 10% decline in the December 31, 2014, 2013 and 2012 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 21,219 million, RMB 15,154 million and RMB 15,683 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currency which exposes us to foreign currency exchange risk in our loans is British pound. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 268 million (US$43 million) in foreign exchange gains for the year ended December 31, 2014, resulting mainly from the depreciation of the British pound against the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2014, 2013 and 2012.

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
	(in millions)
Debt securities

in US$	6	260	—	—	—	48	314	319
Average interest rate	4.74%	10.25%	—	—	—	6.33%	9.54%

Term deposits

in US$	8,774	—	—	—	—	—	8,774	8,774
Average interest rate	2.53%	—	—	—	—	—	2.53%

Cash and cash equivalents

in US$	3,662	—	—	—	—	—	3,662	3,662
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	68	—	—	—	—	—	68	68
Average interest rate	0.01%	—	—	—	—	—	0.01%

in British pound	54	—	—	—	—	—	54	54
Average interest rate	0.05%	—	—	—	—	—	0.05%

Liabilities
Long-term borrowings

in British pound	—	—	—	—	2,623	—	2,623	2,623
Average interest rate	—	—	—	—	3.54%	—	3.54%

	Expected Maturity Date
As of December 31, 2013	2014	2015	2016	2017	2018	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	6	266	—	—	33	305	307
Average interest rate	—	5.38%	10.25%	—	—	5.85%	9.68%

Term deposits
in US$	10,400	—	—	—	—	—	10,400	10,400
Average interest rate	3.13%	—	—	—	—	—	3.13%

Cash and Cash equivalents
in US$	1,823	—	—	—	—	—	1,823	1,823
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	222	—	—	—	—	—	222	222
Average interest rate	0.01%	—	—	—	—	—	0.01%

	Expected Maturity Date
As of December 31, 2012	2013	2014	2015	2016	2017	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	300	—	—	42	—	—	342	342
Average interest rate	1.59%	—	—	10.25%	—	—	2.66%

in HK$	—	—	8	—	—	36	44	49
Average interest rate	—	—	5.38%	—	—	6.12%	5.99%

Term deposits
in US$	1,540	—	—	—	—	—	1,540	1,540
Average interest rate	1.81%	—	—	—	—	—	1.81%

Cash and Cash equivalents
in US$	40	—	—	—	—	—	40	40
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	3,319	—	—	—	—	—	3,319	3,319
Average interest rate	0.01%	—	—	—	—	—	0.01%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

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
(a) Depositing or substituting the underlying shares

Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of:

share distributions, rights, merger

exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

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

the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

stock transfer or other taxes and other governmental charges;

cable, telex, facsimile transmission and delivery;

expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and

any other charge payable by depositary or its agents.

Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions.

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2014 to April 10, 2015.

Category of Expenses	Amount Reimbursed from January 1, 2014 to April 10, 2015

NYSE listing fees	US$	6,993
Legal fees	US$	400,453
Investor relations(1)	US$	2,126,253
Broker reimbursements(2)	US$	65,266

Total	US$	2,598,965

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of the cash proceeds was invested in securities listed on overseas stock exchanges, and part of the cash proceeds was invested in debt securities denominated in foreign currencies. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks. We invested approximately US$433 million, in addition to 2,282 billion in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. In January 2015, we engaged eight investment managers to invest, operate and manage US$ 800 million entrusted to them by us for investment in overseas capital markets.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2014, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2014.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The Company’s internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is on pages F-2 and F-3 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2014 and 2013.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2014	55	—	—	—
2013	52	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2014, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

We provided a copy of the above disclosure under this Item 16F to PricewaterhouseCoopers and requested that PricewaterhouseCoopers furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from PricewaterhouseCoopers addressed to the SEC, dated April 25, 2014, was filed as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2013 which we filed with the SEC on April 25, 2014.

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

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only at least once a year. On October 28, 2014, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2014, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2014, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2014 filed with the CSRC that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(4)

4.8	Property Leasing Agreement

4.9	Property Transfer Framework Agreement(4)

4.10	Entrustment and Account Management Agreement for Enterprise Annuity Funds

4.11	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Letter from PricewaterhouseCoopers(5)

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005) and Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005) filed with the Commission on January 4, 2010 and January 27, 2015, respectively.
(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on April 26, 2013.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Commission on April 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Lin Dairen
Name:	Lin Dairen
Title:	President and Executive Director

Date: April 24, 2015

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2014

CHINA LIFE INSURANCE COMPANY LIMITED

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Life Insurance Company Limited at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 24, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). China Life Insurance Company Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Life Insurance Company Limited’s internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Life Insurance Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Life Insurance Company Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2014 and our report dated April 24, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong

April 24, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

China Life Insurance Company Limited

In our opinion, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended December 31, 2012 present fairly, in all material respects, the result of operations and cash flows of China Life Insurance Company Limited and its subsidiaries (hereinafter - “the Group”) for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Hong Kong

27 March 2013, except for the change in the composition of reportable segments discussed in Note 5, as to which the date is 24 April 2015

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

ASSETS
Property, plant and equipment	6	25,348	23,393
Investment properties	7	1,283	1,329
Investments in associates and joint ventures	8	44,390	34,775
Held-to-maturity securities	9.1	517,283	503,075
Loans	9.2	166,453	118,626
Term deposits	9.3	690,156	664,174
Statutory deposits – restricted	9.4	6,153	6,153
Available-for-sale securities	9.5	607,531	491,527
Securities at fair value through profit or loss	9.6	53,052	34,172
Securities purchased under agreements to resell	9.7	11,925	8,295
Accrued investment income	9.8	44,350	34,717
Premiums receivable	11	11,166	9,876
Reinsurance assets	12	1,032	1,069
Other assets	13	19,411	20,430
Cash and cash equivalents		47,034	21,330

Total assets		2,246,567	1,972,941

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2014

	Notes	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,603,446	1,494,497
Investment contracts	15	72,275	65,087
Policyholder dividends payable		74,745	49,536
Interest-bearing loans and borrowings	16	2,623	—
Bonds payable	17	67,989	67,985
Financial liabilities at fair value through profit or loss		10,890	—
Securities sold under agreements to repurchase	18	46,089	20,426
Annuity and other insurance balances payable		25,617	23,179
Premiums received in advance		15,850	6,305
Other liabilities	19	20,062	18,233
Deferred tax liabilities	28	19,375	4,919
Current income tax liabilities		52	5
Statutory insurance fund	20	223	184

Total liabilities		1,959,236	1,750,356

Equity
Share capital	33	28,265	28,265
Reserves	34	145,919	97,029
Retained earnings		109,937	95,037

Attributable to equity holders of the Company		284,121	220,331

Non-controlling interests		3,210	2,254

Total equity		287,331	222,585

Total liabilities and equity		2,246,567	1,972,941

Approved and authorized for issue by the Board of Directors on 24 March 2015.

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

		2014		2013		2012
	Notes	RMB million		RMB million		RMB million

REVENUES
Gross written premiums			331,010		326,290		322,742
Less: premiums ceded to reinsurers			(515)		(556)		(384)

Net written premiums			330,495		325,734		322,358
Net change in unearned premium reserves			(390)		(921)		(232)

Net premiums earned			330,105		324,813		322,126

Investment income	21		93,548		82,816		73,243
Net realised gains and impairment on financial assets	22		7,120		5,793		(26,876)
Net fair value gains/(losses) through profit or loss	23		5,808		137		(313)
Other income			4,185		4,324		3,305

Total revenues			440,766		417,883		371,485

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24		(192,659)		(193,671)		(107,674)
Accident and health claims and claim adjustment expenses	24		(16,752)		(11,263)		(7,898)
Increase in insurance contract liabilities	24		(105,883)		(107,354)		(184,990)
Investment contract benefits	25		(1,958)		(1,818)		(2,032)
Policyholder dividends resulting from participation in profits			(24,866)		(18,423)		(3,435)
Underwriting and policy acquisition costs			(27,147)		(25,690)		(27,754)
Finance costs	26		(4,726)		(4,032)		(2,575)
Administrative expenses			(25,432)		(24,805)		(23,283)
Other expenses			(4,151)		(3,864)		(3,304)
Statutory insurance fund contribution	20		(701)		(637)		(609)

Total benefits, claims and expenses			(404,275)		(391,557)		(363,554)

Share of profit of associates and joint ventures	8		3,911		3,125		3,037

Profit before income tax	27		40,402		29,451		10,968
Income tax	28		(7,888)		(4,443)		304

Net profit			32,514		25,008		11,272

Attributable to:
- Equity holders of the Company			32,211		24,765		11,061
- Non-controlling interests			303		243		211

Basic and diluted earnings per share	29	RMB	1.14	RMB	0.88	RMB	0.39

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2014

		2014	2013	2012
	Note	RMB million	RMB million	RMB million

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		70,342	(25,135)	8,864
Amount transferred to net profit from other comprehensive income		(7,120)	(5,793)	26,876
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(11,035)	2,635	(2,635)
Share of other comprehensive income of associates and joint ventures under the equity method		120	(332)	167
Income tax relating to components of other comprehensive income	28	(13,023)	7,050	(8,265)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		39,284	(21,575)	25,007

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		39,284	(21,575)	25,007

Total comprehensive income for the year, net of tax		71,798	3,433	36,279

Attributable to:
- Equity holders of the Company		71,443	3,203	36,056
- Non-controlling interests		355	230	223

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

	Attributable to equity holders of the Company			Non- controlling interests	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 33)	(Note 34)

As at 1 January 2012	28,265	83,424	79,841	1,858	193,388

Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserves (Note 34)	—	4,090	(4,090)	—	—
Dividends paid (Note 31)	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	4,090	(10,591)	(65)	(6,566)

As at 31 December 2012	28,265	112,509	80,311	2,016	223,101

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

	Attributable to equity holders of the Company			Non- controlling interests	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 33)	(Note 34)

As at 1 January 2013	28,265	112,509	80,311	2,016	223,101

Net profit	—	—	24,765	243	25,008
Other comprehensive income	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in	—	—	—	88	88
Appropriation to reserves (Note 34)	—	6,082	(6,082)	—	—
Dividends paid (Note 31)	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	6,082	(10,039)	8	(3,949)

As at 31 December 2013	28,265	97,029	95,037	2,254	222,585

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2014

	Attributable to equity holders of the Company			Non- controlling interests	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 33)	(Note 34)

As at 1 January 2014	28,265	97,029	95,037	2,254	222,585
Net profit	—	—	32,211	303	32,514
Other comprehensive income	—	39,232	—	52	39,284

Total comprehensive income	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in	—	826	—	692	1,518
Appropriation to reserves (Note 34)	—	8,832	(8,832)	—	—
Dividends paid (Note 31)	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	145,919	109,937	3,210	287,331

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2014

	2014 RMB million	2013 RMB million	2012 RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	40,402	29,451	10,968

Adjustments for:
Investment income	(93,548)	(82,816)	(73,243)
Net realised and unrealised gains and impairment on financial assets	(12,928)	(5,930)	27,189
Amount of investment cost below the fair value for identifiable net assets of an associate	—	(683)	—
Insurance contracts	108,955	109,843	185,106
Depreciation and amortisation	2,124	2,026	1,949
Foreign exchange losses/(gains)	(268)	437	49
Share of profit of associates and joint ventures	(3,911)	(3,125)	(3,037)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(13,698)	(449)	(10,152)
Financial liabilities at fair value through profit or loss	9,704	—	—
Receivables and payables	41,330	23,300	(4,434)
Income tax paid	(1,923)	(5,343)	(3,675)
Interest received - securities at fair value through profit or loss	1,902	1,002	833
Dividends received - securities at fair value through profit or loss	106	579	629

Net cash inflow from operating activities	78,247	68,292	132,182

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	21,242	20,623	51,281
Maturities of debt securities	22,407	15,244	5,277
Disposals of equity securities	285,647	231,864	105,519
Property, plant and equipment	437	159	218
Purchases:
Debt securities	(115,808)	(122,952)	(228,296)
Equity securities	(312,544)	(223,449)	(70,557)
Property, plant and equipment	(5,048)	(3,724)	(5,293)
Additional capital contribution to associates and joint ventures	(5,671)	(2,386)	(1,339)
Increase in term deposits, net	(25,972)	(23,456)	(120,287)
Increase/(decrease) in securities purchased under agreements to resell, net	(3,630)	(7,401)	1,476
Interest received	78,903	72,667	61,410
Dividends received	4,258	2,861	4,768
Increase in policy loans, net	(13,478)	(20,283)	(7,572)
Others	—	—	(409)

Net cash outflow from investing activities	(69,257)	(60,233)	(203,804)

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2014

	2014 RMB million	2013 RMB million	2012 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	25,663	(48,073)	55,499
Cash received from borrowings	2,881	—	—
Cash repaid to lenders	(10)	—	—
Interest paid	(4,618)	(4,083)	(1,832)
Dividends paid to equity holders of the Company	(8,479)	(3,957)	(6,501)
Dividends paid to non-controlling interests	(91)	(80)	(65)
Proceeds from issuance of subordinated debts	—	—	37,988
Capital injected into a subsidiary by non-controlling interests	1,358	88	—

Net cash inflow/(outflow) from financing activities	16,704	(56,105)	85,089

Foreign exchange gains/(losses) on cash and cash equivalents	10	(76)	—

Net increase/(decrease) in cash and cash equivalents	25,704	(48,122)	13,467

Cash and cash equivalents
Beginning of the year	21,330	69,452	55,985

End of the year	47,034	21,330	69,452

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	45,439	20,036	69,448
Short-term bank deposits	1,595	1,294	4

The notes on pages 14 to 89 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 24 March 2015.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance relating to the preparation of consolidated financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014

Standards/Amendments	Content
IAS 32 Amendment	Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities
IFRS 2 Amendment (i)(ii)	Definition of Vesting Condition
IFRS 3 Amendment (i)(ii)	Accounting for Contingent Consideration in a Business Combination
IFRS 13 Amendment (i)	Short-term Receivables and Payables
IFRS 1 Amendment (iii)	Meaning of Effective IFRSs

(i)	These three amendments are included in Annual Improvements 2010-2012 Cycle.
(ii)	These two amendments have been effective from 1 July 2014.
(iii)	The amendment is included in Annual Improvements 2011-2013 Cycle.

IAS 32 Amendment – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment has no impact on the Group’s consolidated financial statements.

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is not relevant to the Group, since the Group has not applied hedge accounting during the current period.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments are not relevant to the Group, since the Group does not qualify to be an investment entity under IFRS 10.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning 1 January 2014 (continued)

IFRS 2 Amendment – Definition of Vesting Condition

The amendment to IFRS 2 clarifies various issues relating to the definitions of performance condition and service condition which are vesting conditions, including (i) a performance condition must contain a service condition; (ii) a performance target must be met while the counterparty is rendering service; (iii) a performance target may relate to the operations or activities of an entity, or to those of another entity in the same group; (iv) a performance condition may be a market or non-market condition; and (v) if the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied. The amendment has no impact on the Group.

IFRS 3 Amendment – Accounting for Contingent Consideration in a Business Combination

The amendment to IFRS 3 clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has no impact on the Group.

IFRS 13 Amendment – Short-term Receivables and Payables

The amendment to IFRS 13 clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has no impact on the Group.

IFRS 1 Amendment – Meaning of Effective IFRSs

The amendment clarifies that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRSs financial statements. The amendment has no impact on the Group, since the Group is an existing IFRSs preparer.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27 Amendment	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendment	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 15	Revenue from Contracts with Customers	1 January 2017
IFRS 9	Financial Instruments	1 January 2018

IAS 27 Amendment – Equity Method in Separate Financial Statements

The amendment to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendment is not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have material impact on the Group’s consolidated financial statements.

IFRS 11 Amendment – Accounting for Acquisitions of Interests in Joint Operations

The amendment to IFRS 11 requires that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendment also clarifies that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendment would be relevant to the Group, since the Group has no joint operation as at 31 December 2014.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. IFRS 15 is effective for annual periods beginning on or after 1 January 2017, with early adoption permitted. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main source of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact on the Group’s consolidated financial statements.

Except for those described in Note 2.1.1, Annual Improvements 2010-2012 Cycle and Annual Improvements 2011-2013 Cycle issued in December 2013, and Annual Improvements 2012-2014 Cycle issued in September 2014 set out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

In addition, the new Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidated financial statements for the year ending 31 December 2015. The Group is in the process of making an assessment of the impact of these changes.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2014. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	Derecognises the carrying amount of any non-controlling interests;

•	Derecognises the cumulative translation differences recorded in equity;

•	Recognises the fair value of the consideration received;

•	Recognises the fair value of any investment retained;

•	Recognises any surplus or deficit in profit or loss; and

•	Reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

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

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting right of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associates and joint ventures is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose of and value in use. The impairment of investment in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Foreign currency translation

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

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

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

FOR THE YEAR ENDED 31 DECEMBER 2014

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

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties that are held by the Group in the forms of property ownership, equity investment, or other forms, have expected useful lives of 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

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

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

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

FOR THE YEAR ENDED 31 DECEMBER 2014

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

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

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

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

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

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	The market price of the equity securities was more than 50% below their cost at the reporting date;

•	The market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	The market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

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

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

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

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

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

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

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

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

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

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

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

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

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

2.14	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.15	Derivative instruments

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

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

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs are deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.19	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

2.20	Current and deferred income taxation

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

2.21	Operating leases

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22	Provisions and contingencies

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

2.23	Dividend distribution

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

FOR THE YEAR ENDED 31 DECEMBER 2014

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of considerations. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of consolidated financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.4	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group sponsors certain structured entities (e.g. funds), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2014, the Group has consolidated five fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), in the consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT

Risk management is carried out by the Group’s Risk Management Committee under policies approved by the Group’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

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

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	2014		2013
Product name	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	62,635	20.56%	92	0.03%
Kang Ning Whole Life (b)	24,623	8.08%	25,672	8.40%
Hong Ying Participating Endowment (c)	16,293	5.35%	29,235	9.56%
Mei Man Yi Sheng Participating Annuity (d)	12,367	4.06%	18,881	6.18%
Hong Fu Participating Endowment (e)	149	0.05%	631	0.21%
Others (f)	188,610	61.90%	231,209	75.62%

Total	304,677	100.00%	305,720	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	56	0.06%	—	—
Kang Ning Whole Life (b)	3,556	3.74%	3,339	2.59%
Hong Ying Participating Endowment (c)	482	0.51%	432	0.34%
Mei Man Yi Sheng Participating Annuity (d)	2,659	2.79%	2,719	2.11%
Hong Fu Participating Endowment (e)	10,255	10.77%	300	0.23%
Others (f)	78,170	82.13%	122,102	94.73%

Total	95,178	100.00%	128,892	100.00%

	As at 31 December 2014		As at 31 December 2013
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	63,701	4.01%	91	0.01%
Kang Ning Whole Life (b)	191,865	12.08%	172,055	11.60%
Hong Ying Participating Endowment (c)	187,274	11.79%	179,258	12.09%
Mei Man Yi Sheng Participating Annuity (d)	124,381	7.83%	114,531	7.72%
Hong Fu Participating Endowment (e)	92,985	5.85%	107,477	7.25%
Others (f)	928,694	58.44%	909,534	61.33%

Total	1,588,900	100.00%	1,482,946	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(c)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred on a train, a ship or a flight, accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. For accident death incurred not on a train, a ship nor a flight, accident death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(d)	Mei Man Yi Sheng is a participating endowment insurance contract with the options for regular premium of 3 years, 5 years, 8 years or 12 years, applicable to healthy policyholders between 30-day-old and 60-year-old. The insured period is till when the insured is 75 years old. Annuity is paid at 1% of the basic sum insured multiplied by the number of years of premium payments during the insured period. Maturity benefit is paid at the basic sum insured multiplied by the number of years of premium payments. Disease death benefit incurred within the first two policy years is paid at the premium received (without interest). Accident or disease death benefit after the first two policy years is paid at 110% of the basic sum insured multiplied by the number of years of premium payments.

(e)	Hong Fu is a participating endowment insurance contract with the options for single premium or regular premium of 3 years. Its insured period can be 6 years or 9 years. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. Accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB12,971 million or RMB13,554 million (as at 31 December 2013: RMB12,120 million or RMB12,660 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB5,191 million or RMB5,478 million ( as at 31 December 2013: RMB5,460 million or RMB5,765 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB41,300 million or RMB46,868 million ( as at 31 December 2013: RMB39,833 million or RMB45,292 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB258 million lower or higher, respectively ( as at 31 December 2013: RMB193 million).

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2010	2011	2012	2013	2014	Total

Current year	8,826	8,002	8,056	11,476	16,499
1 year later	8,967	8,279	8,164	11,872
2 years later	8,640	8,090	8,123
3 years later	8,640	8,090
4 years later	8,640

Estimated accumulated claims expenses	8,640	8,090	8,123	11,872	16,499	53,224
Accumulated claims expenses paid	(8,640)	(8,090)	(8,123)	(11,419)	(9,636)	(45,908)

Unpaid claims expenses	—	—	—	453	6,863	7,316

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2010	2011	2012	2013	2014	Total

Current year	8,741	7,889	7,916	11,331	16,379
1 year later	8,879	8,161	8,035	11,743
2 years later	8,557	7,977	7,997
3 years later	8,557	7,977
4 years later	8,557

Estimated accumulated claims expenses	8,557	7,977	7,997	11,743	16,379	52,653
Accumulated claims expenses paid	(8,557)	(7,977)	(7,997)	(11,292)	(9,553)	(45,376)

Unpaid claims expenses	—	—	—	451	6,826	7,277

4.2	Financial risk

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

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

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

As at 31 December 2014, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB883 million (as at 31 December 2013: RMB934 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits - restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,675 million (as at 31 December 2013: RMB10,720 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

As at 31 December 2014, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB1,054 million (as at 31 December 2013: RMB164 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB12,881 million (as at 31 December 2013: RMB15,154 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to financial assets and financial liabilities denominated in US dollar or HK dollar or GB pound.

The following table summarizes financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2014 and 2013, expressed in RMB equivalent:

As at 31 December 2014	US dollar	HK dollar	GB pound	Total

Financial assets
Equity securities
- Available-for-sale securities	—	8,303	—	8,303
Debt securities
- Held-to-maturity securities	54	—	—	54
- Available-for-sale securities	260	—	—	260
Term deposits	8,774	—	—	8,774
Cash and cash equivalents	3,662	68	54	3,784

Total	12,750	8,371	54	21,175

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,623	2,623

Total	—	—	2,623	2,623

As at 31 December 2013	US dollar	HK dollar	GB pound	Total

Financial assets
Equity securities
- Available-for-sale securities	—	2,985	—	2,985
Debt securities
- Held-to-maturity securities	39	—	—	39
- Available-for-sale securities	266	—	—	266
Term deposits	10,400	—	—	10,400
Cash and cash equivalents	1,823	222	—	2,045

Total	12,528	3,207	—	15,735

As at 31 December 2014, if RMB had strengthened or weakened by 10% against US dollar, HK dollar and GB pound, with all other variables held constant, pre-tax profit for the year would have been RMB1,025 million (as at 31 December 2013: RMB1,275 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar and GB pound denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB830 million (as at 31 December 2013: RMB299 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities. The actual exchange gain in 2014 was RMB268 million (2013: exchange loss of RMB437 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

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

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2014 and 2013.

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

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2014, 99.1% (as at 31 December 2013: 99.1%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2014, 99.6% (as at 31 December 2013: 99.7% ) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bonds or debts’ credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2014, 99.7% (as at 31 December 2013: 99.6%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2014 and 2013.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2014 and 2013.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2014	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	236,030	236,030	—	—	—	—
Debt securities	941,836	—	72,234	186,342	186,285	982,202
Loans	166,453	—	85,652	27,423	44,344	36,144
Term deposits	690,156	—	212,356	367,662	155,236	26,621
Statutory deposits - restricted	6,153	—	182	2,620	4,434	—
Securities purchased under agreements to resell	11,925	—	11,925	—	—	—
Accrued investment income	44,350	—	31,928	8,413	4,009	—
Premiums receivable	11,166	—	11,166	—	—	—
Cash and cash equivalents	47,034	—	47,034	—	—	—

Subtotal	2,155,103	236,030	472,477	592,460	394,308	1,044,967

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,603,446	—	(60,896)	(118,434)	(22,634)	(2,463,567)
Investment contracts	72,275	—	(14,703)	(15,192)	(9,827)	(84,013)

Contractual cash outflows
Securities sold under agreements to repurchase	46,089	—	(46,089)	—	—	—
Financial liabilities at fair value through profit or loss	10,890	(10,890)	—	—	—	—
Annuity and other insurance balances payable	25,617	—	(25,617)	—	—	—
Interest-bearing loans and borrowings	2,623	—	(106)	(213)	(2,783)	—
Bonds payable	67,989	—	(3,424)	(73,198)	—	—

Subtotal	1,828,929	(10,890)	(150,835)	(207,037)	(35,244)	(2,547,580)

Net cash inflows/(outflows)	326,174	225,140	321,642	385,423	359,064	(1,502,613)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2013	Carrying amount	Without Maturity	No later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	154,957	154,957	—	—	—	—
Debt securities	873,817	—	67,013	142,017	201,242	994,360
Loans	118,626	—	63,142	16,740	26,382	29,326
Term deposits	664,174	—	87,700	355,944	295,967	10,050
Statutory deposits - restricted	6,153	—	378	891	6,253	—
Securities purchased under agreements to resell	8,295	—	8,295	—	—	—
Accrued investment income	34,717	—	28,358	32	6,327	—
Premiums receivable	9,876	—	9,876	—	—	—
Cash and cash equivalents	21,330	—	21,330	—	—	—

Subtotal	1,891,945	154,957	286,092	515,624	536,171	1,033,736

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,494,497	—	(30,721)	(120,270)	(109,561)	(2,237,733)
Investment contracts	65,087	—	(14,692)	(11,642)	(8,564)	(77,315)

Contractual cash outflows
Securities sold under agreements to repurchase	20,426	—	(20,426)	—	—	—
Annuity and other insurance balances payable	23,179	—	(23,179)	—	—	—
Bonds payable	67,985	—	(3,424)	(36,848)	(39,774)	—

Subtotal	1,671,174	—	(92,442)	(168,760)	(157,899)	(2,315,048)

Net cash inflows/(outflows)	220,771	154,957	193,650	346,864	378,272	(1,281,312)

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

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB74,745 million as at 31 December 2014 (as at 31 December 2013: RMB49,536 million). At 31 December 2014, declared dividends of RMB44,515 million (as at 31 December 2013: RMB33,671 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB47,589 million and RMB24,064 million, respectively for the year ended 31 December 2014 (2013: RMB46,196 million and RMB18,364 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital, which is actual capital calculated as the difference between admitted assets (defined by the CIRC) and the admitted liabilities (defined by the CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits - restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 34 and Note 20, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Actual capital	236,151	168,501
Minimum capital	80,193	74,485
Solvency ratio	294%	226%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. The CIRC closely monitors those insurance companies with a solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with a solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with a solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences .The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2014, assets classified as Level 1 accounted for approximately 33.91% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

As at 31 December 2014, assets classified as Level 2 accounted for approximately 62.58% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2014, assets classified as Level 3 accounted for approximately 3.51% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2014:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
- Equity securities	151,817	23,479	21,635	196,931
- Debt securities	25,437	369,403	501	395,341
Securities at fair value through profit or loss
- Equity securities	22,716	582	542	23,840
- Debt securities	18,805	10,407	—	29,212

Total	218,775	403,871	22,678	645,324

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(10,890)	—	—	(10,890)
Investment contracts at fair value through profit or loss	(21)	—	—	(21)

Total	(10,911)	—	—	(10,911)

The following table presents the changes in Level 3 assets for the year ended 31 December 2014:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	301	13,588	—	13,889
Purchases	200	5,935	—	6,135
Transferred into Level 3	—	363	473	836
Transferred out of Level 3	—	(377)	—	(377)
Total gains/(losses) recorded in profit or loss	—	—	69	69
Total gains/(losses) recorded in other comprehensive income	—	2,126	—	2,126

Closing balance	501	21,635	542	22,678

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2013:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
- Equity securities	134,085	3,868	13,588	151,541
- Debt securities	34,020	305,665	301	339,986
Securities at fair value through profit or loss
- Equity securities	3,416	—	—	3,416
- Debt securities	9,333	21,423	—	30,756

Total	180,854	330,956	13,889	525,699

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(25)	—	—	(25)

Total	(25)	—	—	(25)

The following table presents the changes in Level 3 assets for the year ended 31 December 2013:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	301	3,649	85	4,035
Purchases	—	9,349	—	9,349
Transferred into Level 3	—	362	—	362
Transferred out of Level 3	—	(205)	(85)	(290)
Total gains/(losses) recorded in profit or loss	—	(144)	—	(144)
Total gains/(losses) recorded in other comprehensive income	—	577	—	577

Closing balance	301	13,588	—	13,889

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2014, RMB22,436 million (2013: RMB10,194 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB10,344 million (2013: RMB13,368 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2014 and 2013, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2014 and 2013, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 32, share of results of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

In order to better reflect the changes in the Group’s external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, the Group has adjusted its internal reporting method of segments in 2014, and realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Group’s management has conducted analysis and evaluation on the operating results based on the new reporting segments.

The Group has restated prior year’s comparative amounts based on the adjusted operating segments as follows.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains /(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010

- Term life	2,871	—	—	—	—
- Whole life	29,767	—	—	—	—
- Endowment	217,662	—	—	—	—
- Annuity	35,319	—	—	—	—

Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains and impairment on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185

Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)

Including: inter-segment expenses	(903)	(22)	(3)	—	928	—

Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
- Equity holders of the Company						32,211
- Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232

Depreciation and amortisation	1,427	324	221	152	—	2,124

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION (continued)

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets

Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities

Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	290,778	24,713	10,799	—	—	326,290

- Term life	2,327	—	—	—	—
- Whole life	29,782	—	—	—	—
- Endowment	209,034	—	—	—	—
- Annuity	49,635	—	—	—	—

Net premiums earned	290,738	24,180	9,895	—	—	324,813
Investment income	80,640	1,665	253	258	—	82,816
Net realised gains and impairment on financial assets	5,679	117	18	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	149	3	—	(15)	—	137
Other income	870	66	—	4,266	(878)	4,324

Including: inter-segment revenue	—	—	—	878	(878)	—

Segment revenues	378,076	26,031	10,166	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(192,621)	(1,047)	(3)	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	(8,027)	(3,236)	—	—	(11,263)
Increase in insurance contract liabilities	(101,311)	(5,981)	(62)	—	—	(107,354)
Investment contract benefits	(1,749)	(69)	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(18,369)	(54)	—	—	—	(18,423)
Underwriting and policy acquisition costs	(17,529)	(4,408)	(3,012)	(741)	—	(25,690)
Finance costs	(3,931)	(81)	(12)	(8)	—	(4,032)
Administrative expenses	(16,968)	(3,384)	(2,581)	(1,872)	—	(24,805)
Other expenses	(3,090)	(149)	(577)	(926)	878	(3,864)

Including: inter-segment expenses	(857)	(18)	(3)	—	878	—

Statutory insurance fund contribution	(470)	(92)	(75)	—	—	(637)

Segment benefits, claims and expenses	(356,038)	(23,292)	(9,558)	(3,547)	878	(391,557)

Share of profit of associates and joint ventures	—	—	—	3,125	—	3,125

Segment results	22,038	2,739	608	4,066	—	29,451

Income tax						(4,443)

Net profit						25,008

Attributable to
- Equity holders of the Company						24,765
- Non-controlling interests						243

Other comprehensive income attributable to equity holders of the Company	(20,696)	(428)	(66)	(372)	—	(21,562)

Depreciation and amortisation	1,392	271	221	142	—	2,026

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION (continued)

	As at 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets

Financial assets (including cash and cash equivalents)	1,831,849	38,363	5,578	6,279	—	1,882,069
Others	7,991	2,609	303	34,863	—	45,766

Segment assets	1,839,840	40,972	5,881	41,142	—	1,927,835

Unallocated
Property, plant and equipment						23,393
Others						21,713

Total						1,972,941

Liabilities

Insurance contracts	1,461,121	28,229	5,147	—	—	1,494,497
Investment contracts	57,991	7,096	—	—	—	65,087
Securities sold under agreements to repurchase	19,592	404	62	368	—	20,426
Others	89,003	2,318	322	—	—	91,643

Segment liabilities	1,627,707	38,047	5,531	368	—	1,671,653

Unallocated
Others						78,703

Total						1,750,356

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2012 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	294,405	18,789	9,548	—	—	322,742

- Term life	1,980	—	—	—	—
- Whole life	30,901	—	—	—	—
- Endowment	223,660	—	—	—	—
- Annuity	37,864	—	—	—	—

Net premiums earned	294,374	18,565	9,187	—	—	322,126
Investment income	71,418	1,301	212	312	—	73,243
Net realised gains and impairment on financial assets	(26,196)	(477)	(78)	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(312)	(6)	(1)	6	—	(313)
Other income	706	39	—	3,356	(796)	3,305

Including: inter-segment revenue	—	—	—	796	(796)	—

Segment revenues	339,990	19,422	9,320	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(106,929)	(744)	(1)	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	(4,975)	(2,923)	—	—	(7,898)
Increase in insurance contract liabilities	(180,621)	(4,354)	(15)	—	—	(184,990)
Investment contract benefits	(1,898)	(134)	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,409)	(26)	—	—	—	(3,435)
Underwriting and policy acquisition costs	(19,945)	(4,457)	(2,739)	(613)	—	(27,754)
Finance costs	(2,518)	(45)	(8)	(4)	—	(2,575)
Administrative expenses	(15,641)	(3,459)	(2,339)	(1,844)	—	(23,283)
Other expenses	(2,824)	(158)	(536)	(582)	796	(3,304)

Including: inter-segment expenses	(780)	(14)	(2)	—	796	—

Statutory insurance fund contribution	(441)	(99)	(69)	—	—	(609)

Segment benefits, claims and expenses	(334,226)	(18,451)	(8,630)	(3,043)	796	(363,554)

Share of profit of associates and joint ventures	—	—	—	3,037	—	3,037

Segment results	5,764	971	690	3,543	—	10,968

Income tax						304

Net profit						11,272

Attributable to
- Equity holders of the Company						11,061
- Non-controlling interests						211

Other comprehensive income attributable to equity holders of the Company	24,419	445	72	59	—	24,995

Depreciation and amortisation	1,368	308	213	60	—	1,949

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2014	19,949	6,730	1,448	6,125	1,166	35,418
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	361	2	3,614	13	4,165
Disposals	(128)	(683)	(58)	(212)	(33)	(1,114)

As at 31 December 2014	22,777	6,676	1,392	6,333	1,246	38,424

Accumulated depreciation
As at 1 January 2014	(5,910)	(4,349)	(883)	—	(858)	(12,000)
Charge for the year	(788)	(778)	(167)	—	(111)	(1,844)
Disposals	58	654	54	—	26	792

As at 31 December 2014	(6,640)	(4,473)	(996)	—	(943)	(13,052)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	14,014	2,381	565	6,125	308	23,393

As at 31 December 2014	16,113	2,203	396	6,333	303	25,348

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2013	19,247	6,282	1,531	5,126	1,080	33,266
Transfers upon completion	1,263	18	—	(1,389)	108	—
Additions	127	822	155	3,373	—	4,477
Transfer to investment properties	(624)	—	—	(811)	—	(1,435)
Disposals	(64)	(392)	(238)	(174)	(22)	(890)

As at 31 December 2013	19,949	6,730	1,448	6,125	1,166	35,418

Accumulated depreciation
As at 1 January 2013	(5,265)	(3,973)	(932)	—	(736)	(10,906)
Charge for the year	(744)	(727)	(169)	—	(138)	(1,778)
Transfer to investment properties	83	—	—	—	—	83
Disposals	16	351	218	—	16	601

As at 31 December 2013	(5,910)	(4,349)	(883)	—	(858)	(12,000)

Impairment
As at 1 January 2013	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Transfer to investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2013	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2013	13,957	2,309	599	5,126	344	22,335

As at 31 December 2013	14,014	2,381	565	6,125	308	23,393

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

7	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2014	1,435
Additions	—

As at 31 December 2014	1,435

Accumulated depreciation
As at 1 January 2014	(106)
Charge for the year	(46)

As at 31 December 2014	(152)

Net book value
As at 1 January 2014	1,329

As at 31 December 2014	1,283

Fair value
As at 1 January 2014	2,045

As at 31 December 2014	2,080

Buildings RMB Million

Cost
As at 1 January 2013	—
Additions	—
Transfer from property, plant and equipment	1,435

As at 31 December 2013	1,435

Accumulated depreciation
As at 1 January 2013	—
Charge for the year	(23)
Transfer from property, plant and equipment	(83)

As at 31 December 2013	(106)

Net book value
As at 1 January 2013	—

As at 31 December 2013	1,329

Fair value
As at 1 January 2013	—

As at 31 December 2013	2,045

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

7	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the reliability of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2014.

The fair value of investment properties of the Group as at 31 December 2014 amounted to RMB2,080 million (as at 31 December 2013: RMB2,045 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

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

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2014 RMB million	2013 RMB million

As at 1 January	34,775	28,991
Investments in associates and joint ventures (i)	5,671	2,506
Amount of additional investment cost below the fair value for identifiable net assets	—	683
Scrip dividend (ii)	268	81
Share of profit	3,911	3,125
Other equity movements	280	(332)
Dividend received (ii)	(515)	(279)

As at 31 December	44,390	34,775

(i)	On 9 June 2014, the Company, CLIC and China Life Property and Casualty Insurance Company Limited (“CLP&C”) signed a contract, pursuant to which the Company and CLIC agreed to contribute capital of RMB2,800 million and RMB4,200 million in cash respectively to CLP&C. After the capital injection, the Company’s percentage of holding in CLP&C remained unchanged and its accumulated investment cost increased to RMB6,000 million.

On 20 June 2014, King Phoenix Tree Limited, a subsidiary of the Company, invested GBP275 million to establish 10 Upper Bank Street Separate Limited Partnership (“10 Upper Bank Street SLP”), holding 70% of the total partnership interest. According to the partnership agreement, King Phoenix Tree Limited, as a limited partner, cannot control 10 Upper Bank Street SLP on its own, but has joint control with the general partner. Therefore, 10 Upper Bank Street SLP was accounted for as a joint venture of the Group.

(ii)	2013 final dividend of HKD0.16 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 9 May 2014, and each shareholder could elect to receive the 2013 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounting to RMB268 million.

2014 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 19 September 2014, and each shareholder could elect to receive the 2014 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB131 million.

The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2014, the stock price of Sino-Ocean was HKD4.41 per share.

As at 31 December 2014, the Group owned the following associates and joint venture:

Name	Country of incorporation	Percentage of equity interest held

Associates
China Guangfa Bank Co. Ltd (“CGB”)	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%

Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2013, the Group owned the following associates:

Name	Country of incorporation	Percentage of equity interest held

CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.02%
COFCO Futures	PRC	35.00%

The following table illustrates the summarised financial information of the Group’s associates and joint venture as at 31 December 2014 and for the year ended 31 December 2014:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million	10 Upper Bank Street SLP RMB million

Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Carrying amount of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint venture as at 31 December 2014.

The following table illustrates the summarised financial information of the Group’s associates as at 31 December 2013 and for the year ended 31 December 2013:

	CGB RMB million	CLP&C RMB million	Sino-Ocean RMB million	COFCO Futures RMB million

Total assets	1,469,850	37,359	137,869	8,486
Total liabilities	1,396,558	29,192	94,424	6,039
Total equity	73,292	8,167	43,445	2,447
Total equity attributable to equity holders of the associates	73,292	8,167	37,525	2,445
Total adjustments (i)	—	—	1,877	—
Total equity attributable to equity holders of the associates after adjustments	73,292	8,167	39,402	2,445
Proportion of the Group’s ownership	20.00%	40.00%	29.02%	35.00%
Carrying amount of the investments	17,704	3,267	12,403	1,401

Total revenues	34,477	28,054	32,386	1,483
Net profit	11,583	535	4,661	169
Other comprehensive income	(1,820)	253	46	9
Total comprehensive income	9,763	788	4,707	178

The Group had no contingent liabilities or capital commitments with the associates as at 31 December 2013.

(i)	Including adjustments for the difference of accounting policies, fair value, and others.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	88,843	97,702
Government agency bonds	126,140	113,618
Corporate bonds	146,595	131,022
Subordinated bonds/debts	155,705	160,733

Total	517,283	503,075

Debt securities
Listed in mainland, PRC	68,199	49,159
Listed in Hong Kong, PRC	37	21
Listed in Singapore	23	23
Unlisted	449,024	453,872

Total	517,283	503,075

The estimated fair value of all held-to-maturity securities was RMB526,526 million as at 31 December 2014

(as at 31 December 2013: RMB464,996 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities- Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	11,823	12,905
After one year but within five years	70,592	64,878
After five years but within ten years	149,986	109,334
After ten years	284,882	315,958

Total	517,283	503,075

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Policy loans	73,654	60,176
Other loans (i)	92,799	58,450

Total	166,453	118,626

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	80,214	60,315
After one year but within five years	53,894	26,192
After five years but within ten years	32,345	32,119

Total	166,453	118,626

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2014, RMB84,300 million (as at 31 December 2013: RMB62,200 million) of asset management products had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB39,571 million (as at 31 December 2013: RMB34,920 million) was owned by the Group. Meanwhile, the Group also owned RMB50,034 million (as at 31 December 2013: RMB22,836 million) of asset management products managed by other financial institutions. All asset management products are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2014, the Group’s investment income from the above asset management products was RMB4,137 million (2013: RMB2,894 million), the related asset management fee received by AMC was RMB171 million (2013: RMB106 million).

9.3	Term deposits

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	200,214	74,932
After one year but within five years	463,442	579,242
After five years but within ten years	26,500	10,000

Total	690,156	664,174

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS (continued)

9.4	Statutory deposits - restricted

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Contractual maturity schedule
Within one year	—	—
After one year but within five years	6,153	6,153

Total	6,153	6,153

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of the CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	26,328	31,435
Government agency bonds	138,487	119,739
Corporate bonds	206,511	165,001
Subordinated bonds/debts	22,798	23,579
Others (i)	1,217	232

Subtotal	395,341	339,986

Equity securities
Funds	83,121	58,052
Common stocks	71,592	77,250
Preferred stocks	3,000	—

Others (i)	39,218	16,239

Subtotal	196,931	151,541

Available-for-sale securities, at cost
Equity securities
Others (i)	15,259	—

Total	607,531	491,527

(i)	Other available-for-sale securities mainly include bank wealth management products, private equity funds, other unlisted equity investments, etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Listed in mainland, PRC	46,137	37,652
Listed in Singapore	260	266
Unlisted	348,944	302,068

Subtotal	395,341	339,986

Equity securities
Listed in mainland, PRC	71,553	80,638
Listed in Hong Kong, PRC	8,303	2,985
Unlisted	132,334	67,918

Subtotal	212,190	151,541

Total	607,531	491,527

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Debt securities- Contractual maturity schedule	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within one year	13,939	7,964
After one year but within five years	139,737	115,636
After five years but within ten years	120,284	117,242
After ten years	121,381	99,144

Total	395,341	339,986

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Debt securities
Government bonds	254	1,489
Government agency bonds	4,085	4,659
Corporate bonds	24,873	24,608

Subtotal	29,212	30,756

Equity securities
Funds	499	939
Common stocks	23,341	2,477

Subtotal	23,840	3,416

Total	53,052	34,172

Debt securities
Listed in mainland, PRC	5,920	5,375
Unlisted	23,292	25,381

Subtotal	29,212	30,756

Equity securities
Listed in mainland, PRC	23,488	2,484
Unlisted	352	932

Subtotal	23,840	3,416

Total	53,052	34,172

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Maturing:
Within 30 days	11,925	8,295
After 30 days but within 90 days	—	—

Total	11,925	8,295

9.8	Accrued investment income

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Bank deposits	27,084	20,210
Debt securities	15,667	13,402
Others	1,599	1,105

Total	44,350	34,717

Current	31,928	28,358
Non-current	12,422	6,359

Total	44,350	34,717

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Held-to-maturity securities (ii)	517,283	503,075	526,526	464,996
Loans	166,453	118,626	166,453	118,626
Term deposits	690,156	664,174	690,156	664,174
Statutory deposits - restricted	6,153	6,153	6,153	6,153
Available-for-sale securities, at fair value	592,272	491,527	592,272	491,527
Securities at fair value through profit or loss	53,052	34,172	53,052	34,172
Securities purchased under agreements to resell	11,925	8,295	11,925	8,295
Cash and cash equivalents	47,034	21,330	47,034	21,330
Investment contracts (iii)	(72,275)	(65,087)	(70,694)	(63,772)
Financial liabilities at fair value through profit or loss	(10,890)	—	(10,890)	—
Securities sold under agreements to repurchase	(46,089)	(20,426)	(46,089)	(20,426)
Bonds payable (iii)	(67,989)	(67,985)	(68,370)	(65,486)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB69,506 million and under Level 2 was RMB457,020 million as at 31 December 2014 (as at 31 December 2013: Level 1 RMB54,643 million and Level 2 RMB410,353 million).

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, so its fair value was classified as Level 1.

The fair value of investment contracts at amortised cost and bonds payable were determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair value of investment contracts at amortised cost and bonds payable were classified as Level 3.

11	PREMIUMS RECEIVABLE

As at 31 December 2014, the carrying value of premiums receivable within one year was RMB11,143 million (as at 31 December 2013: RMB9,871 million).

12	REINSURANCE ASSETS

	As at 31 December 2014 million	As at 31 December 2013 RMB million

Long-term insurance contracts ceded (Note 14)	908	846
Due from reinsurance companies	20	42
Ceded unearned premiums (Note 14)	65	121
Claims recoverable from reinsurers (Note 14)	39	60

Total	1,032	1,069

Current	124	223
Non-current	908	846

Total	1,032	1,069

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

13	OTHER ASSETS

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Land use rights	6,137	6,183
Due from related parties	684	656
Automated policy loans	2,281	2,056
Tax refundable	2,449	8,175
Fund subscription and redemption fees receivable	4,104	—
Others	3,756	3,360

Total	19,411	20,430

Current	12,956	14,092
Non-current	6,455	6,338

Total	19,411	20,430

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2014	4.80%~5.00%
As at 31 December 2013	4.80%~5.00%

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

Discount rate assumptions

As at 31 December 2014	3.52%~5.96%
As at 31 December 2013	3.47%~5.74%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2013	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro- economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Gross
Long-term insurance contracts	1,588,900	1,482,946
Short-term insurance contracts
- Claims and claim adjustment expenses	7,316	4,655
- Unearned premiums	7,230	6,896

Total, gross	1,603,446	1,494,497

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(908)	(846)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(39)	(60)
- Unearned premiums (Note 12)	(65)	(121)

Total, ceded	(1,012)	(1,027)

Net
Long-term insurance contracts	1,587,992	1,482,100
Short-term insurance contracts
- Claims and claim adjustment expenses	7,277	4,595
- Unearned premiums	7,165	6,775

Total, net	1,602,434	1,493,470

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2014 RMB million	2013 RMB million

Notified claims	835	202
Incurred but not reported	3,820	2,876

Total as at 1 January - Gross	4,655	3,078

Cash paid for claims settled
- Cash paid for current year claims	(9,636)	(7,106)
- Cash paid for prior year claims	(4,557)	(2,712)
Claims incurred
- Claims arising in current year	16,499	11,476
- Claims arising in prior years	355	(81)

Total as at 31 December - Gross	7,316	4,655

Notified claims	2,135	835
Incurred but not reported	5,181	3,820

Total as at 31 December - Gross	7,316	4,655

The table below presents movements in unearned premium reserves:

	2014			2013
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	6,896	(121)	6,775	5,955	(101)	5,854
Increase	7,230	(65)	7,165	6,896	(121)	6,775
Release	(6,896)	121	(6,775)	(5,955)	101	(5,854)

As at 31 December	7,230	(65)	7,165	6,896	(121)	6,775

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2014 RMB million	2013 RMB million

As at 1 January	1,482,946	1,375,504

Premiums	304,677	305,720
Release of liabilities (i)	(265,137)	(264,175)
Accretion of interest	69,214	64,478
Change in assumptions
-Change in discount rates	(4,599)	1,222
-Change in other assumptions (ii)	420	271
Other movements	1,379	(74)

As at 31 December	1,588,900	1,482,946

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2014, change in other assumptions was mainly caused by change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB441 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB21 million.

For the year ended 31 December 2013, change in other assumptions was mainly caused by change in lapse rate assumptions of certain products, which increased insurance contract liabilities by RMB337 million. This change reflected the Group’s most recent experience and future expectations about lapse rate as at the reporting date. Changes in assumptions other than lapse rates decreased insurance contract liabilities by RMB66 million.

15	INVESTMENT CONTRACTS

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Investment contracts with DPF at amortised cost	47,962	46,555
Investment contracts without DPF
- At amortised cost	24,292	18,507
- At fair value through profit or loss	21	25

Total	72,275	65,087

The table below presents movements of investment contracts with DPF:

	2014 RMB million	2013 RMB million

As at 1 January	46,555	47,977

Deposits received	3,486	2,622
Deposits withdrawn, payments on death and other benefits	(3,334)	(5,315)
Policy fees deducted from account balances	(33)	(13)
Interest credited	1,288	1,284

As at 31 December	47,962	46,555

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Guaranteed loans	17 June 2019	3.54%	2,623	—

17	BONDS PAYABLE

As at 31 December 2014, all bonds payable were subordinated bonds with a total carrying value of RMB67,989 million (as at 31 December 2013: RMB67,985 million) and the par value of RMB68,000 million (as at 31 December 2013: RMB68,000 million).

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million
			Par Value

26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

The Company issued the above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Interbank market	41,477	13,862
Stock exchange market	4,612	6,564

Total	46,089	20,426

Maturing:
Within 30 days	42,971	17,426
After 30 but within 90 days	118	3,000
After 90 days	3,000	—

Total	46,089	20,426

As at 31 December 2014, bonds with a carrying value of RMB42,177 million (as at 31 December 2013: RMB14,338 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2014, the carrying value of securities deposited in the collateral pool was RMB49,963 million (as at 31 December 2013: RMB35,677 million). The collateral is restricted from trading during the period of the repurchase transaction.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

19	OTHER LIABILITIES

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Salary and welfare payable	4,589	4,792
Interest payable to policyholders	5,008	4,014
Commission and brokerage payable	1,919	1,630
Interest payable of subordinated debts	1,044	1,039
Stock appreciation rights (Note 30)	1,025	770
Payable to constructors	783	1,708
Agent deposits	761	682
Tax payable	717	377
Others	4,216	3,221

Total	20,062	18,233

Current	20,062	18,233
Non-current	—	—

Total	20,062	18,233

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

21	INVESTMENT INCOME

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Debt securities
- held-to-maturity securities	25,357	22,588	15,194
- available-for-sale securities	18,571	16,188	16,219
- at fair value through profit or loss	1,571	963	911
Equity securities
- available-for-sale securities	4,458	3,408	4,773
- at fair value through profit or loss	106	579	656
Bank deposits	34,934	32,667	30,512
Loans	8,138	5,773	4,339
Securities purchased under agreements to resell	299	556	633
Others	114	94	6

Total	93,548	82,816	73,243

For the year ended 31 December 2014, included in investment income was interest income of RMB88,984 million (2013: RMB78,829 million, 2012: RMB67,814 million). All interest income was accrued using the effective interest method.

The investment income from listed debt and equity securities for the year ended 31 December 2014 was RMB6,449 million (2013: RMB6,395 million, 2012: RMB6,009 million). The investment income from unlisted debt and equity securities for the year ended 31 December 2014 was RMB43,614 million (2013: RMB37,331 million, 2012: RMB31,744 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

22	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Debt securities
Net realised gains	142	385	1,192
Reversal of impairment	—	—	51

Subtotal	142	385	1,243

Equity securities
Net realised gains	8,127	9,211	2,975
Impairment	(1,149)	(3,803)	(31,094)

Subtotal	6,978	5,408	(28,119)

Total	7,120	5,793	(26,876)

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the year ended 31 December 2014, the Group recognised impairment charge of RMB146 million (2013: RMB142 million, 2012: RMB14,950 million) of available-for-sale funds, RMB1,003 million (2013: RMB3,517 million, 2012: RMB15,980 million) of available-for-sale common stocks, and no impairment charge (2013: RMB144 million, 2012: RMB164 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

23	NET FAIR VALUE GAINS / (LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Debt securities	2,272	(239)	47
Equity securities	4,977	305	(88)
Stock appreciation rights	(255)	71	(272)
Financial liabilities at fair value through profit or loss	(1,186)	—	—

Total	5,808	137	(313)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contract liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total	300,717	(155)	300,562

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Interest expenses for bonds payable	3,433	3,423	2,394
Interest expenses for securities sold under agreements to repurchase	1,234	609	181
Interest expenses for interest-bearing loans and borrowings	59	—	—

Total	4,726	4,032	2,575

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Employee salaries and welfare cost	11,564	10,789	9,699
Housing benefits	787	740	643
Contribution to the defined contribution pension plan	1,553	1,932	1,743
Depreciation and amortisation	2,124	2,026	1,949
Exchange loss/(gain)	(268)	437	49
Auditors’ remuneration	55	52	65

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Current taxation - Enterprise income tax	6,455	428	1,581
Deferred taxation	1,433	4,015	(1,885)

Taxation charges	7,888	4,443	(304)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2013 and 2012: 25%) is as follows:

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Profit before income tax	40,402	29,451	10,968

Tax computed at the statutory tax rate	10,101	7,363	2,742
Non-taxable income (i)	(3,434)	(3,172)	(3,462)
Expenses not deductible for tax purposes (i)	1,190	200	364
Unused tax losses	19	51	49
Others	12	1	3

Income tax at the effective tax rate	7,888	4,443	(304)

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

28	TAXATION (continued)

(c)	As at 31 December 2014 and 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged) / credited to net profit	820	(5,024)	189	(4,015)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	7,731	—	7,731
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(660)	—	—	(660)
- Others	—	(21)	—	(21)
Others	—	(120)	—	(120)

As at 31 December 2013	(11,627)	5,627	1,081	(4,919)

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged) / credited to net profit	552	(1,940)	(45)	(1,433)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(15,805)	—	(15,805)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
- Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.

(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

Unrecognised deductible tax losses of the Group amounted to RMB879 million as at 31 December 2014 (as at 31 December 2013: RMB863 million). Unrecognised deductible temporary differences of the Group amounted to RMB166 million as at 31 December 2014 (as at 31 December 2013: RMB124 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

28	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Deferred tax assets:
- deferred tax assets to be recovered after 12 months	4,219	7,084
- deferred tax assets to be recovered within 12 months	2,027	1,827

Subtotal	6,246	8,911

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(24,130)	(13,557)
- deferred tax liabilities to be settled within 12 months	(1,491)	(273)

Subtotal	(25,621)	(13,830)

Net deferred tax liabilities	(19,375)	(4,919)

29	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2014 are based on the net profit for the year attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2013 and 2012: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

30	STOCK APPRECIATION RIGHTS

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

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2014. As at 31 December 2014, there were 55.01 million units outstanding and exercisable (as at 31 December 2013: 55.01 million). As at 31 December 2014, the amount of intrinsic value for the vested stock appreciation rights was RMB1,012 million (as at 31 December 2013: RMB757 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 2% and a risk-free interest rate ranging from 0.1% to 0.2%.

The Company recognised a loss of RMB255 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2014 (2013: fair value gain of RMB71 million, 2012: fair value loss of RMB272 million). RMB1,012 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2014 (as at 31 December 2013: RMB757 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2014 (as at 31 December 2013: Nil).

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2014, a final dividend of RMB0.30 per ordinary share totalling RMB8,479 million in respect of the year ended 31 December 2013 was declared and paid in 2014. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2014.

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

Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2015, a final dividend of RMB0.40 per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2014 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2014.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2014:

Significant related parties	Relationship with the Company

CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited (i)	A subsidiary of the Company
AMC HK	An indirect subsidiary of the Company
CL AMP	An indirect subsidiary of the Company
King Phoenix Tree Limited (i)	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited (“CL Wealth”) (i)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
10 Upper Bank Street SLP	A joint venture of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMP Exchange Traded Realtime Fund (ii)	A consolidated structured entity of the Company
CL AMP Money Market Fund (ii)	A consolidated structured entity of the Company
CL AMP CSI 300 Index Fund (ii)	A consolidated structured entity of the Company
CL AMP Zunxiang Bond Fund (ii)	A consolidated structured entity of the Company
CL AMP Money Market Xinjinbao Fund (ii)	An indirect consolidated structured entity of the Company

(i)	Golden Phoenix Tree Limited, King Phoenix Tree Limited and CL Wealth were incorporated in 2014.

(ii)	These five funds were issued and managed by CL AMP in 2014.

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State -owned	Yang Mingsheng

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2013 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2014 RMB million

CLIC	4,600	—	—	4,600
AMC	3,000	1,000	—	4,000
Pension Company (i)	2,500	—	—	2,500
Suzhou Pension Company	300	—	—	300
CL AMP	588	—	—	588
CL Wealth	—	200	—	200

(i)	On 31 December 2014, the CIRC approved Pension Company’s application to change its registered capital. After the capital contribution by the Company and other shareholder, Pension Company’s paid-in capital increased from RMB2,500 million to RMB3,400 million. As at 31 December 2014, since the business registration modification procedure for Pension Company was still in progress, the registered capital remained RMB2,500 million. The Company contributed capital of RMB441 million for the capital injection. The capital injection led to a decrease in the total percentage of the Group’s holding in Pension Company from 92.20% to 74.27%, an increase of non-controlling interests of RMB692 million, and other reserves of RMB666 million in the Group’s consolidated financial statements.

(ii)	AMC HK and Golden Phoenix Tree Limited were registered in Hong Kong, and King Phoenix Tree Limited was registered in the Jersey Island, so the legal definition of registered capital is not applicable for them.

(d)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder	As at 31 December 2013					As at 31 December 2014
	Amount million		Percentage of holding	Increase million	Decrease million	Amount million		Percentage of holding

CLIC	RMB	19,324	68.37%	—	—	RMB	19,324	68.37%

Subsidiaries	As at 31 December 2013						As at 31 December 2014
	Amount million		Percentage of holding	Increase million		Decrease million	Amount million		Percentage of holding

AMC	RMB	1,680	60.00% directly		—	—	RMB	1,680	60.00% directly
Pension Company	RMB	2,305	92.20% directly and indirectly	RMB	441	—	RMB	2,746	74.27% directly and indirectly
AMC HK	HKD	30	50.00% indirectly		—	—	HKD	30	50.00% indirectly
Suzhou Pension Company	RMB	300	100.00% directly		—	—	RMB	300	100.00% directly
CL AMP	RMB	500	85.03% indirectly		—	—	RMB	500	85.03% indirectly
CL Wealth		—	—	RMB	200	—	RMB	200	100.00% indirectly
Golden Phoenix Tree Limited		—	—		—	—		—	100.00% directly
King Phoenix Tree Limited		—	—		—	—		—	100.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Notes	2014 RMB million	2013 RMB million	2012 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(vii)	987	1,022	1,063
Asset management fee received from CLIC	(ii.a)	128	133	133
Investment in the Group’s consolidated fund products from CLIC		718	—	—
Payment of dividends from the Company to CLIC		5,797	2,705	4,444
Distribution of profits from AMC to CLIC		91	80	65
Asset management fee received from CL Overseas	(ii.b)	30	28	20
Capital contribution to CLP&C	(viii)	2,800	—	—
Asset management fee received from CLP&C	(ii.c)	11	10	12
Payment of insurance premium to CLP&C		50	53	58
Claim and other payments received from CLP&C		18	24	19
Agency fee received from CLP&C	(iii)(vii)	1,013	852	648
Payment of an agency fee to CLP&C	(iii)	4	16	16
Rental and a service fee received from CLP&C		41	28	28
Payment of rental, project fee and others expenses to CLRE		35	27	38
Investment in the Group’s consolidated fund products from CLRE		81	—	—
Property leasing expenses charged by CLI	(iv)	86	87	63
Asset management fee received from CLI		14	6	5
Payment to CLI for purchase of fixed assets	(viii)	79	78	61
Payment of an asset management fee to CLI	(ii.d)	89	8	—
Property leasing income received from CLI		29	24	23
Additional capital contribution to China Life Yuantong		—	—	361
Investment in Group’s consolidated fund products from CL Ecommerce		478	—	—
Transactions between CGB and the Group
Interest on deposits received from CGB		838	683	733
Commission expenses charged by CGB	(v)	8	6	9
Premiums received from CGB		6	9	2
Claim payment to CGB		2	5	—
Transactions between Sino-Ocean and the Group
Capital contribution to Sino-Ocean		—	2,387	—
Scrip dividend from Sino-Ocean (Note 8)		268	81	182
Cash dividend from Sino-Ocean (Note 8)		131	198	—
Interest payment of subordinated debts received from Sino-Ocean		25	25	26
Project management fee paid to Sino-Ocean		34	30	61
Transactions between EAP and the Group
Contribution to EAP		286	262	261
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(vii)	886	846	761
Distribution of profits from AMC		137	121	97
Transactions between Pension Company and the Company
Capital contribution to Pension Company		441	—	—
Rental received from Pension Company		23	17	16
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	12	11	7
Marketing fee income for promotion of annuity business from Pension Company		19	23	18
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	11	8	8

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes:

(i)	On 15 December 2011, the Company and CLIC signed a confirmation letter to renew a renewable insurance agency agreement for three years, effective from 1 January 2012 to 31 December 2014, whereby the Company was engaged to provide various policy administration services to CLIC in relation to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferrable policies. In consideration of the services provided under the agreement, CLIC paid the Company a policy management fee based on the estimated cost of providing the services, plus a margin. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of non-transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 29 December 2011, CLIC signed a renewable asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from 1 January 2012 to 31 December 2014, whereby CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. According to the agreement, CL Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee is accrued for by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2012, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of each category asset under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 22 March 2013, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of real estates, equities and related financial products under the instructions of the annual guidelines. The Company paid CLI a basic asset management fee and a performance related bonus or charged a performance related deduction. The basic asset management fee was calculated by multiplying the total investment with a management fee rate of 0.6%, and paid on a quarterly basis; and the performance related bonus or deduction was calculated based on the comprehensive investment yield. On 15 April 2014, the Company and CLI signed a supplementary agreement to the management agreement of alternative investment of insurance funds, effective from the date on which the investment instruction of 2014 was issued to 31 December 2014. During the effective period of the supplementary agreement, the performance assessment and evaluation method in the investment instruction of 2014 replaced the relevant parts in the abovementioned management agreement of alternative investment of insurance funds. In accordance with the investment instruction of 2014, the performance related bonus or deduction was linked to the realised investment yield and the comprehensive investment yield.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. Performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	The Company and CLP&C renewed a 2-year framework insurance agency agreement on 8 March 2012, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 March 2014.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 April 2014.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective till 31 December 2014, pursuant to which CLI leased to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(vi)	In December 2011, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds and pension management business, effective till 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. In accordance with the agreement, Pension Company entrusted the Company to act as an agent to distribute enterprise annuity fund and pension management business, and to provide related customer services. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 50% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charge for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The agreement was automatically renewed for another year from 29 December 2012. On 20 November 2013, the Company and Pension Company renewed the agreement, effective for a year starting from 28 November 2013.

On 27 November 2014, the Company and Pension Company renewed the agency agreement for the distribution and customer service of enterprise annuity funds, pension management business and occupation annuity. The agreement was effective for one year starting from 28 November 2014, and was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In the renewed agreement, the charge clause for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, was consistent with that in the prior year. The calculation base, method and charge rate for the agency fee of occupation annuity refer to enterprise annuity funds. The charge rate for the agency fee of group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of personal pension plan is 30% of daily management fee of personal pension plan annually.

(vii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(viii)	The transaction constitutes a one-off connected transaction which is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from / to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	541	549
Amount due to CLIC	(1)	(1)
Amount due from CL Overseas	15	16
Amount due from CLP&C	114	76
Amount due to CLP&C	(6)	—
Amount due from CLI	12	14
Amount due to CLI	(49)	(32)
Amount due from CLRE	2	1
Amount deposited with CGB	16,287	15,051
Amount due from CGB	296	284
Amount due to CGB	(1)	—
Subordinated debts of Sino-Ocean	260	266
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	48	46
Amount due to Pension Company	(5)	(3)
Amount due to AMC	(225)	(73)
Amount due to AMC HK	(3)	(2)

(g)	Key management compensation

	For the year ended 31 December
	2014 RMB million	2013 RMB million	2012 RMB million

Salaries and other benefits	13	26	23

The total compensation package for the Company’s key management for the year ended 31 December 2014 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2013 has been approved by the relevant authorities. The total compensation of 2013 was RMB26 million, including a deferred payment about RMB5 million.

(h)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at and during the year ended 31 December 2014, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2014, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

33	SHARE CAPITAL

	As at 31 December 2014		As at 31 December 2013
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2014, the Company’s share capital was as follows:

	As at 31 December 2014
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.

(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

34	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for- sale securities	Share of other comprehensive income of investees under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)

As at 1 January 2012	53,860	(9)	(19,454)	(141)	18,064	16,202	14,905	(3)	83,424
Other comprehensive income for the year	—	—	24,828	167	—	—	—	—	24,995
Appropriation to reserves	—	—	—	—	1,107	1,848	1,135	—	4,090

As at 31 December 2012	53,860	(9)	5,374	26	19,171	18,050	16,040	(3)	112,509

As at 1 January 2013	53,860	(9)	5,374	26	19,171	18,050	16,040	(3)	112,509
Other comprehensive income for the year	—	—	(21,209)	(353)	—	—	—	—	(21,562)
Appropriation to reserves	—	—	—	—	2,470	1,107	2,505	—	6,082

As at 31 December 2013	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029

As at 1 January 2014	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029
Other comprehensive income for the year	—	—	39,089	143	—	—	—	—	39,232
Appropriation to reserves	—	—	—	—	3,160	2,470	3,202	—	8,832
Capital paid in	—	826	—	—	—	—	—	—	826

As at 31 December 2014	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

34	RESERVES (continued)

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,160 million for the year ended 31 December 2014 (2013: RMB2,470 million).

(b)	Approved by the Annual General Meeting in May 2014, the Company appropriated RMB2,470 million to the discretionary reserve fund for the year ended 31 December 2014 based on net profit under CAS (2013: RMB1,107 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2014, the Company appropriated 10% of net profit under CAS which amounted to RMB3,160 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2013:RMB2,470 million). In addition, pursuant to the CAS, the Group appropriated RMB42 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2013: RMB35 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

35	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Pending lawsuits	389	215

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2014 and 2013, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

36	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Contracted, but not provided for
Investments	23,929	7,690
Property, plant and equipment	9,887	7,830
Others	87	65

Total	33,903	15,585

Authorized, but not contracted for
Investments	—	5,834
Property, plant and equipment	65	87

Total	65	5,921

(b)	Operating lease commitments - as lessee

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Not later than one year	549	480
Later than one year but not later than five years	753	472
Later than five years	10	18

Total	1,312	970

The operating lease payments charged to profit before income tax for the year ended 31 December 2014 were RMB774 million (2013: RMB736 million).

(c)	Operating lease commitments - as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2014 RMB million	As at 31 December 2013 RMB million

Not later than one year	207	144
Later than one year but not later than five years	361	247
Later than five years	17	57

Total	585	448