Form 20-F
period 2015-12-31
CHINA LIFE INSURANCE CO LTD
filed 2016-04-22
CIK 1268896

As filed with the Securities and Exchange Commission on April 22, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Yinghui Li

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363 1191

Fax: (86-10) 6657 5112

Email: liyh@e-chinalife.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares	New York Stock Exchange
H shares, par value RMB1.00 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing 5 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2013, the China Insurance Yearbook 2014, the China Insurance Yearbook 2015 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB 6.4778, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2015 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	318,252	322,742	326,290	331,010	363,971	56,187
Less: premiums ceded to reinsurers	(232)	(384)	(556)	(515)	(978)	(151)

Net written premiums	318,020	322,358	325,734	330,495	362,993	56,036
Net change in unearned premium reserves	256	(232)	(921)	(390)	(692)	(107)

Net premiums earned	318,276	322,126	324,813	330,105	362,301	55,930

Investment income	60,722	73,243	82,816	93,548	97,582	15,064
Net realised gains/(losses) on financial assets	(11,208)	(26,876)	5,793	7,120	32,297	4,986
Net fair value gains/(losses) through profit or loss	337	(313)	137	5,808	10,209	1,576
Other income	2,772	3,305	4,324	4,185	5,060	781

Total revenues	370,899	371,485	417,883	440,766	507,449	78,337

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,349)	(107,674)	(193,671)	(192,659)	(221,701)	(34,225)
Accident and health claims and claim adjustment expenses	(7,789)	(7,898)	(11,263)	(16,752)	(21,009)	(3,243)
Increase in insurance contract liabilities	(181,579)	(184,990)	(107,354)	(105,883)	(109,509)	(16,905)
Investment contract benefits	(2,031)	(2,032)	(1,818)	(1,958)	(2,264)	(350)
Policyholder dividends resulting from participation in profits	(6,125)	(3,435)	(18,423)	(24,866)	(33,491)	(5,170)
Underwriting and policy acquisition costs	(27,434)	(27,754)	(25,690)	(27,147)	(35,569)	(5,491)
Finance costs	(873)	(2,575)	(4,032)	(4,726)	(4,320)	(667)
Administrative expenses	(21,549)	(23,283)	(24,805)	(25,432)	(27,458)	(4,239)
Other expenses	(3,275)	(3,304)	(3,864)	(4,151)	(7,428)	(1,146)
Statutory insurance fund contribution	(595)	(609)	(637)	(701)	(743)	(115)

Total benefits, claims and expenses	(352,599)	(363,554)	(391,557)	(404,275)	(463,492)	(71,551)

Share of profit of associates and joint ventures, net	2,213	3,037	3,125	3,911	1,974	305
Profit before income tax	20,513	10,968	29,451	40,402	45,931	7,091
Income tax	(2,022)	304	(4,443)	(7,888)	(10,744)	(1,659)

Net profit	18,491	11,272	25,008	32,514	35,187	5,432

Attributable to:
- Equity holders of the Company	18,331	11,061	24,765	32,211	34,699	5,357
- Non-controlling interests	160	211	243	303	488	75
Basic and diluted earnings per share(1)	0.65	0.39	0.88	1.14	1.22	0.19

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(45,576)	8,864	(25,135)	70,342	54,080	8,349
Amount transferred to net profit from other comprehensive income	11,054	26,876	(5,793)	(7,120)	(32,297)	(4,986)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,521	(2,635)	2,635	(11,035)	(12,767)	(1,971)
Share of other comprehensive income of associates and joint ventures under the equity method	(201)	167	(332)	120	353	54
Others	(1)	—	—	—	10	2
Income tax relating to components of other comprehensive income	7,989	(8,265)	7,050	(13,023)	(2,242)	(346)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(24,214)	25,007	(21,575)	39,284	7,137	1,102

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	(24,214)	25,007	(21,575)	39,284	7,137	1,102

Total comprehensive income for the year, net of tax	(5,723)	36,279	3,433	71,798	42,324	6,534

Attributable to:
- Equity holders of the Company	(5,874)	36,056	3,203	71,443	41,775	6,449
- Non-controlling interests	151	223	230	355	549	85

	As of December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	20,231	22,335	23,393	25,348	26,974	4,164
Investment properties	—	—	1,329	1,283	1,237	191
Investments in associates and joint ventures	24,448	28,991	34,775	44,390	47,175	7,283
Held-to-maturity securities	261,933	452,389	503,075	517,283	504,075	77,816
Loans	61,104	80,419	118,626	166,453	207,267	31,997
Term deposits	520,793	641,080	664,174	690,156	562,622	86,854
Statutory deposits - restricted	6,153	6,153	6,153	6,153	6,333	978
Available-for-sale securities	562,948	506,416	491,527	607,531	770,516	118,947
Securities at fair value through profit or loss	23,683	34,035	34,172	53,052	137,990	21,302
Securities purchased under agreements to resell	2,370	894	8,295	11,925	21,503	3,319
Accrued investment income	22,946	28,926	34,717	44,350	49,552	7,650
Premiums receivable	8,253	8,738	9,876	11,166	11,913	1,839
Reinsurance assets	878	948	1,069	1,032	1,420	219
Other assets	12,182	18,140	20,430	19,411	23,642	3,649
Cash and cash equivalents	55,985	69,452	21,330	47,034	76,096	11,747

Total assets	1,583,907	1,898,916	1,972,941	2,246,567	2,448,315	377,955

Liabilities and equity

Liabilities

Insurance contracts	1,199,373	1,384,537	1,494,497	1,603,446	1,715,985	264,902
Investment contracts	69,797	66,639	65,087	72,275	84,106	12,984
Policyholder dividends payable	46,368	44,240	49,536	74,745	107,774	16,637
Interest-bearing loans and borrowings	—	—	—	2,623	2,643	408
Bonds payable	29,990	67,981	67,985	67,989	67,994	10,496
Financial liabilities at fair value through profit or loss	—	—	—	10,890	856	132
Securities sold under agreements to repurchase	13,000	68,499	20,426	46,089	31,354	4,840
Annuity and other insurance balances payable	11,954	16,890	23,179	25,617	30,092	4,645
Premiums received in advance	3,719	2,576	6,305	15,850	32,266	4,981
Other liabilities	13,968	16,435	18,233	20,062	26,514	4,096
Deferred tax liabilities	1,454	7,834	4,919	19,375	16,953	2,617
Current income tax liabilities	750	22	5	52	5,347	825
Statutory insurance fund	146	162	184	223	217	33

Total liabilities	1,390,519	1,675,815	1,750,356	1,959,236	2,122,101	327,596

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,363
Other equity instruments	—	—	—	—	7,791	1,203
Reserves	83,424	112,509	97,029	145,919	163,381	25,222
Retained earnings	79,841	80,311	95,037	109,937	123,055	18,996

Attributable to equity holders of the Company	191,530	221,085	220,331	284,121	322,492	49,784

Non-controlling interests	1,858	2,016	2,254	3,210	3,722	575

Total equity	193,388	223,101	222,585	287,331	326,214	50,359

Total liabilities and equity	1,583,907	1,898,916	1,972,941	2,246,567	2,448,315	377,955

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.4778 to US$1.00, the noon buying rate on December 31, 2015 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. During this period, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. In 2015, the Renminbi depreciated approximately 6% against the U.S. dollar, including a 2% devaluation implemented by the PBOC on August 11, 2015. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

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

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the H.10 statistical release of the Federal Reserve Board. On April 8, 2016, the exchange rates were US$ 1.00 to RMB 6.4628 and US$ 1.00 to HK$ 7.7561, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2015	6.3591	6.3180	7.7503	7.7495
November 2015	6.3945	6.3180	7.7526	7.7498
December 2015	6.4896	6.3883	7.7527	7.7496
January 2016	6.5932	6.5219	7.7962	7.7505
February 2016	6.5795	6.5154	7.7969	7.7700
March 2016	6.5500	6.4480	7.7745	7.7528
April 2016 (through April 8, 2016)	6.4780	6.4599	7.7569	7.7537

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2011, 2012, 2013, 2014, 2015 and 2016 (through April 8, 2016) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2011	6.2939	7.7663	6.4475	7.7793
2012	6.2301	7.7507	6.2990	7.7556
2013	6.0537	7.7539	6.1412	7.7565
2014	6.2046	7.7531	6.1704	7.7554
2015	6.4778	7.7507	6.2869	7.7519
2016 (through April 8, 2016)	6.4628	7.7561	6.5096	7.7691

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors. The risks and uncertainties described below may not be the only ones that we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

Our investments are subject to risks.

We are exposed to potential investment losses if there is an economic downturn in China.

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2015, approximately 99.00% of our total investment assets were in China. In particular, as of December 31, 2015, approximately 43.76% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 24.59% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 70.80% were placed with the five largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2015, we had RMB 411,623 million (US$63,544 million) invested in equity securities, among which RMB 392,177 million (US$60,542 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. Since March 2005, we have also been permitted to directly invest in shares traded on the securities markets in China. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant volatility. For example, in 2015, the SSE Index, a major stock exchange index in China, decreased by 32% from 5,166 points on June 12 to 3,507 points on July 8, and decreased by further 27% from 3,994 points on August 17 to 2,927 points on August 26, respectively, ending the year at 3539 points. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 43.76% of our investment assets as of December 31, 2015 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative methods when making investments. For example, we made our first domestic private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring a 35% equity interest in it. In 2013, we began making investments in commercial real estate properties. In 2014, we made our first overseas real property investment, first overseas private equity fund investment and first domestic preferred shares investment. However, our experience with these new investment channels, especially overseas channels, might be limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, and in March 2014, the CIRC warned insurance companies of risks in debt investment plans. The CIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not fully reflect their capacity to make payments when the plans face financial difficulties. In addition, the total amount of debt investment plans issued in recent years increased significantly, which caused concerns over the health of the debt investment plans market. As of December 31, 2015, the total amount of our investment in debt investment plans was RMB 65,118 million (US$10,052 million). These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 437 million (US$72 million) in foreign exchange losses for the year ended December 31, 2013, resulting from our assets held in foreign currencies, which were affected by the appreciation of the Renminbi. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 268 million (US$43 million) in foreign exchange gains for the year ended December 31, 2014, resulting mainly from the depreciation of the British pound against the Renminbi. We recorded RMB 812 million (US$125 million) in foreign exchange gains for the year ended December 31, 2015, resulting mainly from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. In 2015, the Renminbi depreciated approximately 6% against the U.S. dollar, including a 2% devaluation implemented by the PBOC on August 11, 2015. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, trade surpluses and deficits, regulatory requirements and other factors beyond our control. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%. During 2015, the PBOC reduced the interest rate on one-year term deposits five times, from 2.75% to 1.50%. The Chinese government may further reduce interest rates, which may reduce the income we realize from our investments, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

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

On June 10, 1999, the CIRC reduced to 2.50% the maximum guaranteed rate which life insurance companies could commit to pay on new policies and, in response, CLIC adopted new pricing policies which reduced the guaranteed rates on its products to a range of between 1.50% and 2.50%. We also have shifted our mix of products to emphasize products that lessen the impact from interest rate changes, including traditional policies that are not as sensitive to interest rates and participating policies under which our customers receive a portion of our distributable earnings from participating products, as well as products having shorter terms to better match the duration of our investment portfolio. Furthermore, we have made use of the relaxation of investment restrictions applicable to us to diversify our investments. As of December 31, 2015, we had not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

In September 2015, the CIRC removed the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on insurance policies, which was 2.50%. From October 1, 2015, the assumed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. As of December 31, 2015, the average guaranteed rate of return of the products we offered was 2.53%. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our products, we have not yet determined the impact of the new CIRC regulations, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

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

A substantial portion of our business is conducted through our individual agents. Because of differences in productivity, a relatively small percentage of our sales agents is responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from other insurance companies and business institutions and increasing labor costs in China may also force us to increase the compensation of our agents and sales representatives, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. While detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, the CIRC has authorized its local branches to set the education degree requirements for individual agents by considering local conditions. As of the date of this annual report, the CIRC’s local branches maintain different requirements on education degrees of the individual agents who practice in their respective jurisdictions. For example, the CIRC’s Beijing branch has stipulated that since January 1, 2015, any new qualified individual agents that sell insurance products in Beijing must have at least a college degree. The CIRC’s Jiangsu branch has stipulated that the college degree requirement would be applicable to any new qualified individual agents who sell insurance products in Jiangsu province’s non-rural and rural areas since July 1, 2015 and July 1, 2018, respectively. The CIRC’s Hainan branch has stipulated that since July 1, 2013, any new qualified individual agents who sell insurance products in Hainan’s non-rural areas must have at least a high school degree. We believe that the market competition for qualified agents will be increased further if more CIRC branches were to impose the requirement of having a college degree or above on new qualified individual agents or if the CIRC were to strictly enforce such rules at the national level. We cannot guarantee that we will not have difficulty in attracting and retaining productive agents in the future.

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

We have data available for a shorter period of time than insurance companies operating in some other countries do and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapse rate, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.

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

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. The embedded value is an estimate of our economic value (excluding any value attributed to future new business) and is based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no universal standard which defines the form, calculation method or presentation format of the embedded value of an insurance company. Assumptions used in embedded value calculations include discount rate, mortality, morbidity, expenses and surrender rate, as well as certain macro-economic factors, many of which are beyond our control. These assumptions may deviate significantly from our actual experience and therefore the embedded value is consequently not inherently predictive. Furthermore, since our actual market value is determined by investors based on a variety of information available to them, the embedded value should not be construed to be a direct reflection of our actual market value and performance. The inclusion of the embedded value in this annual report should not be regarded as a representation by us, our management or any other person as to our future profitability. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in its entirety. You should use special care when interpreting embedded value results and should not place undue reliance on them. See also “Forward-Looking Statements”.

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

United States Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or face 30% withholding tax on “withholdable payments,” which include among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passthru payments” that it makes to FFIs that have not entered into their own FFI agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Withholding on foreign passthru payments will begin no earlier than 2019. Since existing guidance reserves on the definition of “foreign passthru payment,” the scope of any withholding on foreign passthru payments is uncertain at this time.

The United States and the PRC have agreed in substance on the terms of an intergovernmental agreement, or IGA, that is intended to facilitate the type of information reporting required under FATCA. Under the agreed terms, instead of reporting directly to the IRS, Chinese FFIs are required to report specified account information directly to the PRC tax authority, which will then pass that information to the IRS. While compliance with the IGA will not eliminate the risk of withholding described above, it is expected to reduce that risk for FFIs that are resident in China. Although the IGA has not yet been officially signed, the PRC and the United States have agreed to treat the IGA as in effect from June 26, 2014, provided that the PRC continues to demonstrate “firm resolve” to sign the IGA as soon as possible. If the United States and the PRC ultimately fail to reach a final agreement on the terms of the IGA, then the FATCA reporting and withholding regime described in the prior paragraph will apply to Chinese FFIs.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China, the China-based affiliate of our independent registered public accounting firm has had a substantial role in the audit of our consolidated financial statements. The PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, and thus our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

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

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditors’ reports included in our annual reports filed with the SEC for the fiscal years of 2011 and 2012 and the China affiliate of our independent registered public accounting firm for the fiscal years of 2013, 2014 and 2015 are two of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditors’ reports included in our annual reports filed with the SEC for the fiscal years of 2011 and 2012 and the China affiliate of our independent registered public accounting firm for the fiscal years of 2013, 2014 and 2015, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms because the China-based affiliate of our independent registered public accounting firm has had a substantial role in the audit of our financial statements included in our annual reports filed with the SEC. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An Life, New China Life, China Pacific Life and we accounted for more than 56% of the life insurance premiums in China in 2014, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the life insurance premiums in China decreased from 31% in 2013 to 26% in 2014. Each of Ping An Life, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2014, Ping An Life had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian and Shenzhen, and New China Life had a greater market share than we did in Beijing. We also face competition from insurance companies owned or controlled by commercial banks. Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested insurers have been permitted to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou, Shenzhen and Beijing, where foreign-invested insurers have been allowed to operate since 1992, 1995, 1999 and 2003, respectively, the foreign-invested insurers had respective life insurance market shares of approximately 18%, 23%, 9% and 17% in 2014, respectively. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 73 property and casualty insurers as of December 31, 2015. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and short-term health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

All of our institutional insurance agencies and brokers are required to obtain permits and be registered. If a substantial number of our institutional insurance agencies and brokers fail to meet these qualification and registration requirements or this failure results in policyholders canceling their policies, our business may be materially and adversely affected.

Institutional insurance agents and insurance brokers are required under the PRC insurance law to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CIRC. It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of industry and commerce with the permits issued by the CIRC. We cannot assure you that all of our institutional agents will obtain such licenses. The enforcement of this requirement could adversely affect the composition and effectiveness of our distribution system, which could have a material adverse effect on our business.

Further development of regulations in China may impose additional costs and restrictions on our activities.

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that individual agents must have at least a college degree, instead of a junior high school degree as was previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, we believe that the market competition for qualified agents may be increased further and therefore the cost of attracting and retaining qualified agents may increase. In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013 and February 2015, the CIRC published regulations that removed the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies and universal life insurance policies, which was 2.50%. In September 2015, the CIRC further removed the 2.50% cap on the guaranteed rate for participating life insurance policies. Although we believe the removal of the 2.50% cap has not resulted in any material impact on the profitability of our products, we have not yet determined the impact of the new CIRC regulations, if any, on our business as a whole in the long term, although it is possible that it could affect the profitability of our products. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. The solvency ratio is calculated by dividing the actual capital of an insurance company by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our minimum capital is affected primarily by the policy reserves we are required to maintain which, in turn, are affected by the volume of policies and contracts we sell and by regulations on the determination of minimum capital. Our solvency ratio is also affected by a number of other factors, including the profit margin of our products, returns on our investments, underwriting and acquisition costs and policyholder and shareholder dividends. Our solvency ratio as of December 31, 2015 was 330.10%. While our solvency ratio is currently above the required ratio of 100%, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. During the transitional period from February 2015 to December 2015, Chinese insurance companies were required to follow Solvency I while simultaneously submitting a solvency report prepared based on the requirements under C-ROSS. Our solvency ratio as of December 31, 2015 under C-ROSS was higher than the solvency ratio under Solvency I. Our solvency ratio under C-ROSS was determined based on the standards issued by the CIRC for the transition period, which provided that the minimum capital does not reflect the minimum capital for control risk and supplemental capital. However, as certain technical standards under C-ROSS are still evolving and we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level. If our solvency ratio under C-ROSS is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet our Solvency requirement can also lead to various regulatory actions being taken by the CIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 6.9% in 2015, its slowest pace in 25 years. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 8, 2016, the Renminbi appreciated by approximately 21.91% against the U.S. dollar. In 2013, the Renminbi appreciated by approximately 2.83% against the U.S. dollar. In 2014, the Renminbi depreciated by approximately 2.49% against the U.S. dollar. In 2015, the Renminbi depreciated by approximately 4.40% against the U.S. dollar. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 268 million (US$43 million) in foreign exchange gains for the year ended December 31, 2014, resulting mainly from the depreciation of the British pound against the Renminbi. We recorded RMB 812 million (US$125 million) in foreign exchange gains for the year ended December 31, 2015, resulting primarily from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In December 2003, we successfully completed our initial public offering of H shares, including H shares in the form of American depositary shares, or ADSs, and raised approximately RMB 24,707 million in aggregate net proceeds. Upon completion of our initial public offering, our H shares became listed on the Hong Kong Stock Exchange and ADSs each representing 40 of our H shares became listed on the New York Stock Exchange. The ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares on December 29, 2006 and was further reduced from 15 H shares to 5 H shares on May 26, 2015.

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

In July 2015, we issued Core Tier 2 Capital Securities of US$1,280 million to qualified investors who meet applicable regulatory requirements at an initial distribution rate of 4.00%.

We incurred capital expenditures of RMB 3,615 million (US$558 million), RMB 4,472 million and RMB 4,594 million in 2015, 2014 and 2013, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, health insurance and accident insurance products. We had nearly 216 million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, 2015. As of December 31, 2015, the average guaranteed rate of return of the products we offered was 2.53%. For the financial year ended December 31, 2015, our lapse rate was approximately 5.55%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 90.0% for 14 months after issuance and 85.5% for 26 months after issuance.

Effective January 1, 2014, we realigned our previously reported individual life insurance, group life insurance, short term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and other. Our management has conducted its analysis and evaluation of our operating results based on the new reporting segments. In connection with this realignment, segment operating results for the fiscal year ended December 31, 2013 have been revised to conform to current year segment operating results presentation. For a detailed discussion, see our consolidated financial statements included elsewhere in this annual report.

The information below is organized in accordance with our identified segments.

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance products primarily through a distribution force comprised of approximately 979,000 exclusive agents operating in approximately 17,125 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 45,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance products, totaled RMB 308,169 million (US$47,573 million) for the year ended December 31, 2015, RMB 285,619 million for the year ended December 31, 2014 and RMB 290,778 million for the year ended December 31, 2013, constituting 84.67%, 86.29% and 89.12% of our total gross written premiums for those periods. The figure for 2015 represented a 7.90% increase from 2014.

The following table sets forth selected financial and other data regarding our life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2013	2014	2015	2015	(2013-2015)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	290,778	285,619	308,169	47,573	2.95%
Liabilities of insurance contracts	1,461,121	1,558,714	1,652,469	255,097	6.35%
Liabilities of investment contracts	57,991	63,710	74,046	11,431	13.00%

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

We offer both non-participating and participating products. There were approximately 156.9 million non-participating policies and 59.5 million participating policies as of December 31, 2015, among which approximately 70.6 million non-participating policies and 43.6 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2013	2014	2015	2015	(2013-2015)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	32,109	32,638	31,595	4,877	(0.80)%
Endowment	209,034	217,662	177,871	27,459	(7.75)%
Annuities	49,635	35,319	98,703	15,237	41.02%

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

Fu Lu Xin Zun Participating Endowment and Fu Lu Shuang Xi Participating Endowment generated the most income for participating endowment products in 2015. Fu Lu Xin Zun Participating Endowment had RMB 22,298 million (US$3,442 million) of net premiums in 2015, representing 7.24% of the net premiums of our life insurance business. Fu Lu Shuang Xi Participating Endowment had RMB 22,265 million (US$3,437 million) of net premiums in 2015, representing 7.23% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB 15,969 million (US$2,465 million), or 11.45%, to RMB 123,510 million (US$19,067 million) in 2015 from RMB 139,479 million in 2014.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 979,000 exclusive agents operating in approximately 17,125 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 56,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group

We target our group life insurance and annuity products to large institutional customers in China, including branches of foreign companies, which we believe have a greater awareness of and need for group life insurance and annuity products. We have long-term customer relationships with many of China’s largest companies and institutions. We provide large group customers with products having flexible fee and dividend structures, as well as convenient customer service. While continuing to focus on large institutional clients, we also target small- to medium-sized companies to supplement our growth and to increase our profits.

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, banking operations of post offices, insurance agency companies and insurance brokerage companies. See “—Distribution Channels”.

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our health insurance gross written premiums totaled RMB 42,041 million (US$6,490 million) for the year ended December 31, 2015, RMB 33,192 million for the year ended December 31, 2014 and RMB 24,713 million for the year ended December 31, 2013, constituting 11.55%, 10.03% and 7.57% of our total gross written premiums for those periods. The figure for 2015 represented a 26.66% increase from 2014.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2013	2014	2015	2015	(2013-2015)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	24,713	33,192	42,041	6,490	30.43%
Liabilities of insurance contracts	28,229	38,872	57,024	8,803	42.13%
Liabilities of investment contracts	7,096	8,565	10,060	1,553	19.07%

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

Medical expense reimbursement plans

These plans provide for the reimbursement of a portion of the participant’s outpatient or hospitalization treatment fees and expenses. Policyholders pay premiums either in a single payment or on a periodic basis or, for certain group medical expense reimbursement plans, irregularly as determined by the policyholder.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals. The Chinese government has launched pilot supplementary major medical insurance programs in various areas in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas and policyholders do not need to pay any extra premium for the supplementary major medical insurance. In 2013, we won the bids for 76 supplementary major medical insurance projects in areas including Liaoning province and Jilin province. In 2014, we won the bids for 91 supplementary major medical insurance projects in areas including Henan province and Jiangxi province. In 2015, we won the bids for 66 supplementary major medical insurance projects.

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

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 13,761 million (US$2,124 million) for the year ended December 31, 2015, RMB 12,199 million for the year ended December 31, 2014 and RMB 10,799 million for the year ended December 31, 2013, constituting 3.78%, 3.69% and 3.31% of our total gross written premiums for those periods. The figure for 2015 represented a 12.80% increase from 2014.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2013	2014	2015	2015	(2013-2015)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	10,799	12,199	13,761	2,124	12.88%
Liabilities of insurance contracts	5,147	5,860	6,492	1,002	12.31%
Liabilities of investment contracts	—	—	—	—	—

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

Product Development

In 2015, in line with our general development strategy, we developed and introduced 37 new products, including 28 long-term insurance products consisting of 13 life insurance products, four annuity products, and 11 health insurance products; and nine short-term insurance products consisting of three accident insurance products and six health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•	for individual insurance distribution channels, eight products, including China Life Xin Ru Yi Annuity Insurance (platinum edition), which achieved sales success as a key product and expanded the business scale of our regular premiums business due to such features as commencing the annuity at the time of payment of premiums and providing a refund at maturity, while offering relatively high returns; Rui Xin insurance product package (classic edition), which introduced protection for severe disabilities and mild cases, expanded the scope of critical illness and increased survival benefits; Ru Yi Sui Xing accident protection plan, and the newly developed Kang Ning Baby/Children insurance product package.

•	for bancassurance distribution channels, the Xin Yi Bao protection plan, which, by being offered in connection with China Life Golden Account Endowment (universal) products, further improved the competitiveness of the product package and effectively promoted the regular premiums business through bancassurance distribution channels; protection products such as Le Xin Bao and Le Kang Bao, which meets the needs of high net-worth clients; Le Xing Bao, which meets clients’ needs for home and self-driving protection, and an upgraded version of China Life An Xin Wu You product package, which increased the attractiveness of our key regular premiums products.

•	for group distribution channels, Guo Shou Kang Yuan/Kang Hui (group/individual) whole life critical illness insurance product, our first group long-term insurance product for critical illness.

•	for online distribution channels, the China Life Xin E Endowment (universal), a product with a more diverse liability allocation, which, as the first long-term insurance product exclusively distributed through our online channel, promoted our online business.

With respect to short-term insurance products, we developed and introduced four product packages addressing short-term (cancer) disease and accident insurance targeted at groups of males, females, the elderly and the young, respectively. These short-term products promoted our sales through individual distribution channels and also promoted our long-term regular premiums business.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 979,000 exclusive agents operating in approximately 17,125 field offices for our individual products and approximately 45,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 56,000 outlets of commercial banks and banking operations of post offices as of the end of 2015. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 979,000 agents is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2013	2014	2015
Number of exclusive agents (approximately)	653,000	743,000	979,000
Number of field offices	17,536	17,367	17,125

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 743,000 as of the end of 2014 to 979,000 as of the end of 2015. During 2015, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. At the same time, we have continued carrying out performance reviews in 2015, which have led to the departure of a number of exclusive agents with lower productivity. In addition, in August 2015, the CIRC cancelled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhere to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents.” We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former individual agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 3,247 full-time trainers and 45,180 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Direct sales force

Our direct sales force, which consists of approximately 45,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. The number of our direct sales representatives increased rapidly from 19,000 as of the end of 2014 to 45,000 as of the end of 2015. During 2015, we attracted more direct sales representatives by strengthening our recruitment program and making active efforts in recruiting and training direct sales representatives.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 56,000 outlets of commercial banks and banking operations of post offices. We will continue to dedicate substantial resources to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

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

The number of customers and sales volume of our internet-based sales channel have been steadily increasing over the past several years due to the improvement of the process for internet-based sales business. We also sell products through the internet-based sales platforms of insurance brokerage companies, insurance agencies and other qualified third-party websites.

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	197,698	205,417	225,957	34,880
First-year business of long-term insurance	31,815	34,455	47,974	7,405
Single	413	335	495	76
First-year regular	31,402	34,120	47,479	7,329
Renewal business	160,302	165,131	171,632	26,495
Short-term insurance business	5,581	5,831	6,351	980
Group distribution channel	17,658	17,440	20,107	3,103
First-year business of long-term insurance	4,720	2,989	3,571	551
Single	4,561	2,878	3,372	520
First-year regular	159	111	199	31
Renewal business	563	506	553	85
Short-term insurance business	12,375	13,945	15,983	2,467
Bancassurance channel	107,658	99,825	106,028	16,368
First-year business of long-term insurance	78,178	77,881	87,222	13,465
Single	69,695	65,918	73,508	11,348
First-year regular	8,483	11,963	13,714	2,117
Renewal business	29,387	21,815	18,558	2,865
Short-term insurance business	93	129	248	38
Other distribution channels	3,276	8,328	11,879	1,834
First-year business of long-term insurance	280	1,262	1,209	187
Single	18	889	701	109
First-year regular	262	373	508	78
Renewal business	475	638	864	133
Short-term insurance business	2,521	6,428	9,806	1,514

Total	326,290	331,010	363,971	56,185

Competition

Our nearest competitors are Ping An Life, New China Life and China Pacific Life.

•	In the life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 56% of total life insurance premiums in 2014. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 61% of total accident premiums in 2014. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 59% of total health premiums in 2014. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2014, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	26%	33%	24%	26%
Ping An Life Insurance Company of China, Ltd. (1)	13%	11%	20%	14%
China Pacific Life Insurance Co. Ltd.	8%	13%	6%	8%
New China Life Insurance Co. Ltd.	9%	3%	8%	9%
Tai Kang Life Insurance Co. Ltd.	6%	5%	3%	5%
Others(2)	38%	35%	39%	38%

Total	100%	100%	100%	100%

(1)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(2)	Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Life Insurance Co. Ltd., Taiping Pension Co. Ltd., Minsheng Life Insurance Co., Ltd., Ping An Health Insurance Company of China, Ltd., Ping An Annuity Insurance Company of China, Ltd., Sunshine Life Insurance Corporation Limited, Huatai Life Insurance Co., Ltd., Tianan Life Insurance Co. Ltd., Funde Sino Life Insurance Co., Ltd., An Bang Life Insurance CO., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Dragon Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, , Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Manulife-Sinochem Life Insurance Co. Ltd., CCB Life Insurance Co. Ltd., Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., LTD., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., AEGON-CNOOC Life Insurance Co., Ltd., CIGNA – CMC Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd, Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Lujiazui Life Insurance Co., Ltd., Samsung Air China life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Zhongxin Grand Oriental Person’s Life Insurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2015

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 70 licensed life insurance companies in China as of December 31, 2013, 71 as of December 31, 2014 and 75 as of December 31, 2015. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

Customer service units

We provide customer support through approximately 2,665 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

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

We believe our call centers have become popular with our customers because of the quality of services we provide. From 2004 to 2015, for 12 consecutive years, we received the “Best Call Centers in China Award” from the Professional Committee for the Promotion and Alliance of Customer Relationship Management of Information under the Ministry of Industry and Information Technology. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively, and have obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through regular call quality monitoring and customer satisfaction surveys on the call centers.

Cell phone message services

We utilize wireless telephone services to make instant contact with our customers and sales people. We may send short messages to our customers all over China, conveying such information as birthday greetings, premium payment notices and premium payment confirmations.

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

Our service brand “China Life 1+N” covers several types of basic policy-related services and value-added services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” and “Hand in Hand” customer service activities for nine consecutive years. In addition we have launched the global emergency rescue service and VIP service to provide different levels of global emergency rescue, health consultation and VIP care services to our customers of long term insurance. We continued to pay attention to the education and development of children and teenagers and have held the national painting activities for children and teenagers for five consecutive years.

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

Reinsurance

We have entered into various reinsurance agreements with China Life Reinsurance Company Ltd., or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual risks and group risks. In general, individual and group risks are primarily reinsured either on a surplus basis, whereby we are reinsured for risks above a specified amount, or on a percentage basis. Under our reinsurance policy, the specified amount above which the risks are reinsured varies among different types of insurance products. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated with respect to new business thereunder by either party on a date agreed by both parties with three to six months notice.

We have also entered into reinsurance agreements separately with other reinsurance companies including the Beijing branch of Munich Reinsurance Company, Mapfre Re, the Shanghai branch of General Re Corporation, the Shanghai branch of Hannover Re and Aetna Life & Casualty (Bermuda) Ltd.

In May 2015, we renewed our catastrophe reinsurance protection in order to reduce our catastrophe exposure.

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

Financial statement insurance reserves

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

Investments

As of December 31, 2015, we had RMB 2,287,639 million (US$353,151 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2015, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, equity interests of non-listed enterprises and related financial products and other financial products.

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

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real property and related financial products and securitization financial products. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with IHC”. In August, 2014, we engaged 15 domestic investment managers to manage RMB 20,000 million (US$3,223 million) for investment in Chinese capital markets; and in January 2015, we engaged eight investment managers to manage US$ 800 million for investment in overseas capital markets. In October 2015, we engaged 23 domestic investment managers, including nine managers which we engaged in August 2014, to manage RMB 20,000 million (US$3,087 million) for investment in Chinese capital markets. In December 2015, we engaged five investment managers to manage US$ 500 million for investment in overseas capital markets. In January 2016, we entrusted six domestic investment managers that we engaged to manage an additional RMB 10,000 million (US$1,544 million) for investment in Chinese capital markets.

The following table summarizes information concerning our investment assets as of December 31, 2013, 2014 and 2015.

	As of December 31,
	2013		2014		2015
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	21,330	1.2%	47,034	2.2%	76,096	3.3%
Term deposits	664,174	35.9%	690,156	32.9%	562,622	24.6%
Statutory deposits—restricted	6,153	0.3%	6,153	0.3%	6,333	0.3%

Debt securities, held-to-maturity	503,075	27.2%	517,283	24.6%	504,075	22.0%
Debt securities, available-for-sale	339,986	18.4%	395,341	18.8%	401,899	17.6%
Debt securities, securities at fair value through profit or loss	30,756	1.7%	29,212	1.4%	94,984	4.2%

	As of December 31,
	2013		2014		2015
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Debt securities	873,817	47.3%	941,836	44.8%	1,000,958	43.8%

Loans	118,626	6.4%	166,453	7.9%	207,267	9.0%

Equity securities, available for sale	151,541	8.2%	212,190	10.1%	368,617	16.1%
Equity securities, securities at fair value through profit or loss	3,416	0.2%	23,840	1.1%	43,006	1.9%
Equity securities	154,957	8.4%	236,030	11.2%	411,623	18.0%

Resale agreements	8,295	0.4%	11,925	0.6%	21,503	0.9%
Investment properties	1,329	0.1%	1,283	0.1%	1,237	0.1%

Total investment assets	1,848,681	100%	2,100,870	100%	2,287,639	100%

Average investment assets balance	1,819,760		1,974,776		2,194,255

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

Investment results

Our investment yields for the years ended December 31, 2015, 2014 and 2013 were 6.24%, 5.36% and 4.86%, respectively.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2013		2014		2015
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.6%	32,667	4.9%	34,934	4.7%	32,285
Ending assets: cash and cash equivalents		21,330		47,034		76,096
Ending assets: statutory deposits—restricted		6,153		6,153		6,333
Ending assets: term deposits		664,174		690,156		562,622

Ending assets		691,657		743,343		645,051
Debt securities:
Investment income		39,739		45,499		44,449
Net realised gains on financial assets		385		142		(4)
Net fair value gains/(losses) through profit or loss		(239)		2,272		766

Total	4.7%	39,885	5.3%	47,913	4.7%	45,211
Ending assets		873,817		941,836		1,000,958
Loans:
Investment income	5.8%	5,773	5.7%	8,138	5.9%	11,115
Ending assets		118,626		166,453		207,267
Equity securities:
Investment income		3,987		4,564		9,276
Net realised gains on financial assets		5,408		6,978		32,301
Net fair value gains through profit or loss		305		4,977		9,324

Total	6.1%	9,700	8.4%	16,519	15.7%	50,901
Ending assets		154,957		236,030		411,623
Resale agreements:

Investment income	12.1%	556	3.0%	299	2.2%	368
Ending assets		8,295		11,925		21,503
Investments properties:
Investment income	2.1%	14	3.8%	50	5.7%	72
Ending assets		1,329		1,283		1,237
Total investments:
Investment income		82,816		93,548		97,582
Net realised gains on financial assets		5,793		7,120		32,297
Net fair value gains through profit or loss		137		5,808		10,209
Income of Investments properties		14		50		72
Business tax and extra charges for investment		(230)		(652)		(3,202)

Total	4.86%	88,530	5.36%	105,874	6.24%	136,958
Ending assets		1,848,681		2,100,870		2,287,639

(1)	Yields for 2015, 2014 and 2013 are calculated by dividing the total investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 24.6% of our total investment assets as of December 31, 2015, 32.9% of our total investment assets as of December 31, 2014 and 35.9% of our total investment assets as of December 31, 2013.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2013	2014	2015
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	74,932	200,214	181,780
Due after one year and through five years	579,242	463,442	380,842
Due after five years and through ten years	10,000	26,500	—

Total term deposits	664,174	690,156	562,622

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2013	2014	2015
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	19,644	20,821	21,341
Agriculture Bank of China	135,504	144,856	133,409
Bank of China	145,492	150,735	118,931
China Construction Bank	18,518	19,337	24,212
Bank of Communications	103,292	132,336	100,432
Other banks	241,724	222,071	164,297

Total term deposits	664,174	690,156	562,622

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 43.8% of our total investment assets as of December 31, 2015, 44.8% of our total investment assets as of December 31, 2014 and 47.3% of our total investment assets as of December 31, 2013.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 6.4%, 36.2%, 51.4%, 4.8% and 1.2% of our total available-for-sale debt securities as of December 31, 2015, 6.7%, 35.0%, 52.2%, 5.8% and 0.3% of our total available-for-sale debt securities as of December 31, 2014 and 9.3%, 35.2%, 48.5%, 6.9% and 0.1% of our total available-for-sale debt securities as of December 31, 2013. Except for a small number of debt securities, which collectively had a carrying value of RMB 1,978 million (US$305 million) as of December 31, 2015, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

We mainly invest in secured bonds and unsecured bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd, or Chengxin International, and Dagong Global Credit Rating Agency, or Dagong. We also invest in short-term financing bonds rated A-2 or above.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2013				2014				2015
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	33,519	3.7%	31,435	3.8%	25,885	2.8%	26,328	2.8%	23,750	2.5%	25,713	2.5%
Government agency bonds	136,466	15.1%	119,739	14.4%	137,303	14.7%	138,487	14.6%	134,021	13.9%	145,399	13.9%
Corporate bonds	175,396	19.4%	165,001	19.7%	206,232	22.0%	206,511	21.7%	196,408	20.4%	206,767	19.7%
Subordinated bonds/debt	24,664	2.7%	23,579	2.8%	22,304	2.4%	22,798	2.4%	17,771	1.9%	19,298	1.8%
Others	238	—	232	—	1,221	0.1%	1,217	0.1%	4,723	0.5%	4,722	0.5%

Total debt securities, available-for-sale	370,283	40.9%	339,986	40.7%	392,945	42.0%	395,341	41.6%	376,673	39.2%	401,899	38.4%

Debt securities, held to maturity:
Government bonds	97,702	10.8%	91,220	10.9%	88,843	9.5%	91,000	9.6%	79,438	8.3%	87,340	8.3%
Government agency bonds	113,618	12.6%	99,122	11.9%	126,140	13.5%	127,659	13.4%	126,097	13.1%	136,927	13.1%
Corporate bonds	131,022	14.5%	124,201	14.9%	146,595	15.7%	148,699	15.6%	146,405	15.2%	159,223	15.2%

Subordinated bonds/debt	160,733	17.7%	150,453	17.9%	155,705	16.6%	159,168	16.7%	152,135	15.8%	167,354	16.0%

Total debt securities, held to maturity	503,075	55.6%	464,996	55.6%	517,283	55.3%	526,526	55.3%	504,075	52.4%	550,844	52.6%

Debt securities, securities at fair value through profit or loss
Government bonds	1,551	0.2%	1,489	0.2%	254	—	254	—	401	0.0%	603	0.1%
Government agency bonds	4,883	0.5%	4,659	0.6%	3,995	0.4%	4,085	0.5%	5,262	0.6%	5,689	0.5%
Corporate bonds	24,777	2.8%	24,608	2.9%	21,590	2.3%	24,873	2.6%	74,359	7.8%	88,291	8.4%
Others	—	—	—	—	—	—	—	—	394	0.0%	401	0.0%
Total debt securities, securities at fair value through profit or loss	31,211	3.5%	30,756	3.7%	25,839	2.7%	29,212	3.1%	80,416	8.4%	94,984	9.0%

Total debt securities	904,569	100%	835,738	100%	936,067	100.0%	951,079	100.0%	961,164	100.0%	1,047,727	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2013		2014		2015
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	20,921	20,961	25,761	25,814	34,378	34,628
Due after one year and through five years	184,017	178,451	208,995	211,032	216,313	226,112
Due after five years and through ten years	235,299	222,004	268,882	275,236	271,887	294,941
Due after ten years	433,121	383,566	406,590	409,785	358,170	397,062

Total debt securities, excluding those at fair value through profit or loss	873,358	804,982	910,228	921,867	880,748	952,743

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2015, the total amount of our policy loans was RMB 84,959 million (US$13,115 million), and represented 3.71% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of December 31, 2013, the total amount of our investment in debt investment plans was RMB 55,107 million. As of December 31, 2014, the total amount of our investment in debt investment plans was RMB 59,897 million. As of and for the year ended December 31, 2015, the total amount of our investment in debt investment plans was RMB 65,118 million (US$10,052 million), and we had a total investment proceeds from such plans of approximately RMB 3,572 million (US$551 million). We started to invest in trust schemes in 2013. As of December 31, 2013, the total amount of our investment in trust schemes was RMB 2,649 million. As of December 31, 2014, the total amount of our investment in trust schemes was RMB 27,257 million. As of and for the year ended December 31, 2015, the total amount of our investment in trust schemes was RMB 45,460 million (US$7,018 million), and we had a total investment proceeds from such plans of approximately RMB 2,692 million (US$416 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2015, our investment in securities investment funds was RMB 169,485 million (US$26,164 million) and represented 7.41% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2013		2014		2015
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)

Open-end	54,109	91.7%	82,611	98.8%	167,900	99.1%
Closed-end	4,882	8.3%	1,009	1.2%	1,585	0.9%

Total	58,991	100%	83,620	100%	169,485	100.00%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2015, the total amount of our investment in common stocks was RMB 111,516 million (US$17,215 million), and represented 4.9% of our total investment assets as of that date. As of December 31, 2014, the total amount of our investment in common stocks was RMB 94,933 million, and represented 4.5% of our total investment assets as of that date. As of December 31, 2013, the total amount of our investment in common stocks was RMB 79,727 million, and represented 4.3% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 21,503 million (US$3,319 million) as of December 31, 2015, RMB 11,925 million as of December 31, 2014 and RMB 8,295 million as of December 31, 2013.

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

We started to make investments in equity interests in non-listed enterprises in 2006. The following table presents the carrying values of our major investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2013	2014	2015
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	3,267	6,757	7,812
China Guangfa Bank Co., Ltd.	17,704	20,535	22,553
Bank of Hangzhou	571	2,204	2,111
China UnionPay	718	1,219	2,053
COFCO Futures Co., Ltd.	1,401	1,434	1,397
Shanghai Poly Jianhao Commercial Investment Co., Ltd.	835	932	1,234
Sinopec Sales Co., Ltd.	—	—	10,055
Postal Savings Bank of China Co., Ltd.	—	—	13,000

Since 2011, we have been permitted to make private equity investments without the CIRC approval for each investment as long as the total amount of our investments are below the specified cap approved by the CIRC. In 2013, we invested in China Life (Suzhou) Urban Development Industry Investment Enterprise with a capital commitment of RMB 5 billion and China Life (Shanghai Jiading) Urban Development Industry Investment Enterprise with a capital commitment of RMB 1 billion. In 2014, we invested in China Life (Wuxi) Urban Development Industry Investment Enterprise, China Life (Guangzhou) Urban Development Industry Investment Enterprise, Ningbo China Life Cinda Investment Enterprise and a U.S. dollar-denominated logistics industry investment fund sponsored by Hopu Fund, with a capital commitment of RMB 5.5 billion, RMB 12.5 billion, RMB 2 billion and US$ 402 million, respectively. In February 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase 23.686% of the shares of China Guangfa Bank, or CGB, for RMB 23.312 billion. Upon closing, our equity interest in CGB will be increased from 20% to 43.686% and we will become the largest shareholder of CGB.

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

As of and for the year ended December 31, 2015, AMC had total assets of RMB 7,608 million (US$1,174 million), net assets of RMB 6,940 million (US$1,071 million) and net profit of RMB 1,096 million (US$169 million).

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

As of and for the year ended December 31, 2015, CLPCIC had total assets of RMB 65,634 million (US$10,132 million), net assets of RMB 19,531 million (US$3,015 million) and net profit of RMB 2,258 million (US$349 million).

Pension Insurance Business

In January 2007 we, CLIC and AMC established a pension insurance company, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In January 2015, the registered capital of China Life Pension was increased from RMB 2.5 billion to RMB3.4 billion. China Life Pension is currently held 70.74%, 4.41%, 3.53%, 1.33%, and 19.99% by us, CLIC, AMC, China Credit Trust Company Limited and AMP Life Limited, respectively.

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of and for the year ended December 31, 2015, China Life Pension had total assets of RMB 3,440 million (US$531 million), net assets of RMB 2,931 million (US$452 million) and net profit of RMB 117 million (US$18 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,722 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2015, we continued to increase our investment in information technology and launched the development of a new generation of Internet-based and client-focused comprehensive business management system. In addition, we have linked our internal system to the external system, which enables us to complete the entire sales process from product promotion, underwriting, payment of premiums to issuance of policies. We also launched the E-Bao Account system, which provides convenient online services to our customers.

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

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on October 28, 2002, February 28, 2009, August 31, 2014 and April 24, 2015. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CIRC.

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

Fundamental changes

Prior approval must be obtained from the CIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include: a change of company name, registered capital or address of executive offices; an expansion of business scope; an amendment to articles of association; a merger or spin-off; a change in a shareholder whose capital contribution accounts for 5% or more of the total capital of the company or a shareholder holding 5% or more of the shares of the company; and a termination of a branch office. In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CIRC.

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

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. In September 2015, the CIRC removed the original 2.50% cap on the assumed interest rate of participating products. From October 1, 2015, the assumed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. If the assumed interest rate of a participating product developed by an insurance company is not higher than 3.50%, the insurance company must file the specific information of such product with the CIRC for record. If such rate is higher than 3.50%, the insurance company is required to obtain the CIRC’s approval of the product. In addition, the valuation rate of unearned premium reserves of participating products equals to either the pricing rate or 3.00%, whichever is lower.

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Beginning from February 16, 2015, the CIRC removed the original 2.50% cap on the minimum guaranteed interest rate of universal products, with the guaranteed interest rate to be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.50% to a compound annual rate of 3.50%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC (i.e. a compound annual rate of 3.50%), the insurance company must file specified information relating to the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval of the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CIRC.

Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Insurance companies must complete the establishment of investment accounts before submitting the required information regarding their investment-linked products to the CIRC for approval or filing. Insurance companies must report on the establishment, change, consolidation, division, close or settlement of the investment accounts to the CIRC within 10 business days after occurrence of these events. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to establish the investment account, are prohibited. Other CIRC regulations govern the sale and disclosure terms of investment-linked products.

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

Regulation of pension insurance. A life insurance company or a pension insurance company, as approved by the CIRC, may engage in individual and group pension insurance business. The pension insurance terms and premium rates determined by an insurance company must be filed with or approved by the CIRC in accordance with its regulatory provisions. Other CIRC regulations govern the sale and disclosure terms of pension insurance, as well as the investments by pension insurance funds.

Regulation of enterprise annuity funds. Subject to the approval of the PRC Ministry of Human Resources and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity fund.

Regulation of health insurance. Subject to approval by the CIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CIRC before March 15 of each year regarding the short-term health insurance products. Beginning on January 1, 2016, insurance companies may sell health insurance products eligible for preferential individual income tax policies in accordance with the CIRC’s relevant requirements in 31 pilot cities, including Beijing, Shanghai, Tianjin and Chongqing. The health insurance products may be offered to taxpayers who have reached the age of 16 but have not reached the statutory retirement age. The expenses incurred by individuals in the pilot cities for purchasing such health insurance products will be deductible from their individual income tax up to RMB 2,400 per year.

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

The total book balance of investments by an insurance company in equity assets must not exceed 30%(5) of the total assets of the insurance company as at the end of the last quarter, and the book balance of significant equity investments must not be higher than the net assets of the insurance company as at the end of the last quarter. The book balance does not include the equity of any insurance enterprise as invested by the insurance company with its proprietary funds.

The book balance of investments by an insurance company in a single equity asset must not exceed 5%(6) of the total assets of the insurance company as at the end of the last quarter, excluding significant equity investments and investments in the equity of any insurance enterprises by the insurance company with its proprietary funds.

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

The total book balance of investments by an insurance company in property assets must not exceed 30%(5)of the total assets of the insurance company as at the end of the last quarter. The book balance does not include the properties purchased by the insurance company for its own use.

The book balance of the properties purchased by an insurance company for its own use must not exceed 50% of the net assets of the insurance company as at the end of the last quarter.

The book balance of investments by an insurance company in a single property asset must not exceed 5%(6) of the total assets of the insurance company as at the end of the last quarter, excluding properties purchased for its own use.

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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets and 20 emerging markets in accordance with the relevant requirements of the CIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

(1)	When calculating the regulatory percentages for each asset category, an insurance company is required to combine its domestic and overseas investments in assets of the category on a consolidated basis.
(2)	A single legal person refers to a single fund-raising party with legal person status that establishes a direct creditor-debtor or shareholder relationship with an insurance company due to the latter’s investment therein.
(3)	Total assets exclude the balance of the funds raised from bond repurchases and the amount of assets under independent accounts (including investment-linked life insurance products, variable annuity products, health care entrusted management products, pension insurance entrusted management products and investment-oriented non-life insurance products without pre-agreed returns).
(4)	Single asset investments refer to the investments in a single specific item under any category of investment assets. Where an investment product is issued in several phases, the book balance of the investment in a single asset is the sum of the investments in each phase.
(5)	For any insurance company that meets the following criteria, if the outstanding investment in equity assets by such insurance company reaches 30% of its total assets as at the end of the last quarter, upon filing with the CIRC, the insurance company may further increase its holdings of blue-chip stocks, provided that the outstanding value of the increased holdings of equity assets must not be higher than 40% of its total assets as at the end of the last quarter:

•	Where the solvency adequacy ratio of the insurance company is not below 120% as at the end of the last quarter; and

•	Where the outstanding investment in blue-chip stocks by the insurance company is not lower than 60% of its total outstanding stock investment.

(6)	For any insurance company that meets the following criteria, upon filing with the CIRC, the upper limit of the regulatory percentage for its outstanding investment in a single type of blue-chip stocks to its total assets as at the end of the last quarter will be raised from 5% to 10%:

•	Where the solvency adequacy ratio of the insurance company is not below 120% as at the end of the last quarter; and

•	Where the outstanding investment in blue-chip stocks by the insurance company is not lower than 60% of its total outstanding stock investment.

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

Insurance private equity funds. Insurance companies are allowed to establish private equity funds that comply with the requirements of the CIRC, including growth funds, buyout funds, funds for strategic emerging industries, mezzanine funds, real estate funds, venture capital funds, and funds of funds (FoF) primarily investing in the aforementioned funds. Insurance companies must register the establishment of private equity funds with the CIRC, and periodically submit quarterly reports, annual reports and other related information to the CIRC during the term of private equity funds.

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

Solvency requirements

Solvency I requirements

From March 2003 to December 31, 2015, we were required to calculate and report our solvency ratio, a standard developed by the CIRC to measure the financial soundness of life insurance companies to provide better policyholder protection under a system of corrective regulatory action. The standard for calculation of solvency ratio was further revised by the CIRC in September 2008. The solvency ratio of an insurance company under this standard was a measure of capital adequacy calculated by dividing the actual capital of the company (which is the admitted assets less admitted liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet.

Under this standard, the minimum capital of a life insurance company was the sum of its minimum capital for its short-term business (policies having a term of one year or less from the date of issuance) and the minimum capital for its long-term business (policies having a term of more than one year from the date of issuance). The standard for calculation of the minimum capital was further revised by the CIRC in January 2010. In January 2013, the CIRC issued the standard for calculation of the minimum capital for supplementary major medical insurance. In August 2013, the standard for calculation of the minimum capital with respect to the total sums at risk under long term life insurance policies was revised by the CIRC. In April 2014, the CIRC issued the standard for calculation of the minimum capital for high cash value products.

The minimum capital for a life insurance company’s short-term business was the sum of the minimum capital for supplementary major medical insurance and the higher of:

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

The minimum capital for its long-term business was the sum of:

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

An insurance company with a solvency ratio below 100% could be subject to a range of regulatory actions by the CIRC. The CIRC may in such situations require the insurance company to, among other things, raise additional share capital, limit paying dividends on its shares, limit the remuneration and expense accounts of its directors and senior management, restrict its advertising activities, restrict the establishment of branch offices and business operations, cease any new business development, transfer its insurance business to others or seek reinsurance of its insurance obligations, sell its assets or restrict the acquisition of fixed assets, limit the channels for using its capital, change its management team or put the insurer into receivership.

If the solvency ratio were between 100% and 150%, the CIRC could require an insurance company to submit and implement a plan on the prevention of inadequate solvency. Where there were any significant insolvency risk in an insurance company with a solvency ratio between 100% and 150% or higher than 150%, the CIRC could require the insurance company to take corrective actions or take other regulatory actions as the CIRC deems necessary.

Insurance companies are required to submit their quarterly solvency reports of the preceding quarter to the CIRC. In addition, an insurance company must report to the CIRC within five business days after becoming aware of any inadequacy in its solvency ratio, and must report to the CIRC within two business days after becoming aware of any significant liquidity risk.

As of December 31, 2015, our solvency ratio under Solvency I was approximately 330.10%.

C-ROSS requirements

On January 1, 2016, the CIRC implemented new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, which replaced Solvency I.

C-ROSS adopts the internationally accepted “three-pillar” regulatory system while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. The three pillars are:

•	Pillar I: quantitative capital requirements which aim to prevent quantifiable risks, and include quantifying capital requirements, criteria for assessment and recognition of actual assets and liabilities, capital classification, stress tests and regulatory measures to be imposed on the insurers which fail to meet the quantitative capital requirements.

•	Pillar II: qualitative regulatory requirements which aim to prevent unquantifiable risks, and which include an integrated risk rating, requirements on assessment and management of risks by the insurers, and regulatory inspection and analysis and regulatory measures to be imposed on the insurers which fail to meet the qualitative regulatory requirements.

•	Pillar III: market discipline mechanisms which aim to involve, through sufficient information disclosure systems and other means, market players including the public, customers, rating agencies and industry analysts by introducing mechanisms through which they will play an important role in the solvency supervision process.

Under C-ROSS, the three indicators to measure the solvency ratio of an insurer include the following:

•	the core solvency adequacy ratio, which is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet;

•	the comprehensive solvency adequacy ratio, which is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet; and

•	an integrated risk rating, which is a comprehensive rating system that the CIRC uses to evaluate an insurer’s overall solvency based on both quantitative assessments on quantifiable risks in Pillar I and qualitative risk assessments on unquantifiable risks in Pillar II.

The core solvency adequacy ratio and comprehensive solvency adequacy ratio of an insurer reflect the capital adequacy for quantifiable risks of such insurer, and the integrated risk rating reflects the overall solvency risks of such insurer.

The actual capital of an insurer is admitted assets less admitted liabilities, determined in accordance with relevant rules under C-ROSS. The actual capital is classified into core capital and supplementary capital, depending on the loss absorbing capacity and features of such capital. The minimum capital of an insurer is the capital that the CIRC requires it to meet.

Under C-ROSS, solvency risks are classified into inherent risk and control risk. Inherent risk refers to the risks that are unavoidable in the writing of insurance business. Control risk refers to the risks of failure to identify, evaluate and manage control inherent risk timely due to imperfections in the internal management and control process. Inherent risk includes both quantifiable risks and unquantifiable risks.

Quantifiable risks include the following:

•	Insurance risk, which includes life insurance risk and non-life insurance risk;

•	Market risk, which includes interest rate risk, equity price risk, property price risk, overseas assets price risk and foreign exchange risk; and

•	Credit risk, which includes spread risk and default risk.

Unquantifiable risks include the following:

•	Operation risk;

•	Reputation risk;

•	Strategy risk; and

•	Liquidity risk.

The minimum capital requirement for quantifiable risks is determined using a value at risk approach. The minimum capital requirement for control risk is determined based on solvency aligned risk management requirements and assessment.

The CIRC comprehensively evaluates the inherent risk and control risk of an insurer and determines an integrated risk rating of solvency risks. Insurers will then be classified into the following four supervision categories:

•	Category A: an insurer’s solvency adequacy ratio meets the CIRC requirement, and its risk level is very low for the four unquantifiable risks;

•	Category B: an insurer’s solvency adequacy ratio meets the CIRC requirement, and its risk level is low for the four unquantifiable risks;

•	Category C: an insurer’s solvency adequacy ratio does not meet the CIRC requirement, or an insurer’s solvency adequacy ratio meets the CIRC requirement but its risk level is high for one or more of the four unquantifiable risks; or

•	Category D: an insurer’s solvency adequacy ratio does not meet the CIRC requirement, or an insurer’s solvency adequacy ratio meets the CIRC requirement but its risk level is serious for one or more of the four unquantifiable risks.

The CIRC applies different regulatory policies to each of the four supervision categories with respect to, among others, market access, product management, use of insurance funds and on-site inspection.

An insurer of category B may be subject to a range of regulatory actions by the CIRC, including, among others, risk alert, supervisory conversation, rectification of identified problems within a specified deadline, on-site inspection or request to submit and implement plans to prevent insolvency or improve risk management.

If an insurer of category C does not meet the solvency adequacy ratio required by the CIRC, the CIRC may in such situations require the insurer to, in addition to the regulatory actions for category B, adjust its business structure, restrict business expansion and increase in assets, restrict the establishment of branch offices, restrict its commercial advertising activities, limit its business scope, transfer its insurance business to others or seek reinsurance of its insurance obligations, adjust investment portfolios or counterparties, limit its channels or percentages of investment, raise additional share capital, limit paying dividends on its shares, limit the remuneration of its directors and senior management or change its management team. If an insurer of category C meets the solvency adequacy ratio as required by the CIRC but its risk level is high for one or more of the four unquantifiable risks, the CIRC may take specific regulatory actions that target on the respective issues of each insurer.

For an insurer of category D, the CIRC may, in addition to the regulatory actions for category C, require such insurer to rectify or cease part or all new business, put the insurer into receivership or take other regulatory actions as determined by the CIRC.

Our solvency ratio as of December 31, 2015 under C-ROSS was higher than the solvency ratio under Solvency I. Our solvency ratio under C-ROSS was determined based on the standards issued by the CIRC for the transition period, which provided that the minimum capital requirement does not reflect the minimum capital for control risk and supplemental capital. We believe that the implementation of C-ROSS will have a significant effect on our business and operations, including, among other things, with regard to risk management, asset allocation, product development and capital planning, and we devoted significant time and resources to preparing ourselves for the implementation of C-ROSS. However, as certain technical standards under C-ROSS are still evolving and we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level.

Statutory deposits

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with at least two qualified commercial banks, each of which must, among other things, have net assets of no less than RMB 20 billion as of the end of the previous year and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. Insurance companies must choose more than two qualified commercial banks as statutory deposit banks and the statutory deposit period must be for a minimum of one year. In addition, when an insurance company deposits the statutory funds for a business opening or capital increase, renews the deposit upon maturity or transfers the deposit to another bank, changes the nature of the deposit upon maturity or withdraws the deposit before maturity, the insurance company must file with the CIRC within 10 business days after these funds are duly deposited.

Statutory insurance fund

Chinese life insurance companies are required to contribute to a statutory insurance fund 0.15% of the premiums for life insurance with guaranteed earnings and 0.05% of the premiums for life insurance without guaranteed benefits; 0.8% of insurance premiums for short-term health insurance and 0.15% of insurance premiums for long-term health insurance; 0.8% of the premiums for non-investment accident insurance, 0.08% of the premiums for investment accident insurance with guaranteed benefits, and 0.05% of premiums for investment accident insurance without guaranteed benefits. Contributions are not required once the balance of the statutory insurance fund of a life insurance company reaches 1% of the company’s total assets.

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

Asset-liability management. An insurance company that falls under any of the following categories must conduct asset allocation stress tests to assess the impact of its asset-liability match on its return on assets or ROA, cash flow and solvency, and submit stress test reports to the CIRC: (1) in the case of a P&C insurance company, the outstanding investment amount of its investment insurance products with pre-determined returns accounts for over 30% of its total assets as at the end of the last quarter, and the equity and real estate assets and other financial assets in its asset allocation together account for over 20% of its total assets as at the end of the last quarter; (2) in the case of a life insurance company, the average holding period of its liabilities is shorter than five years, and the equity and real estate assets and other financial assets in its asset allocation together account for over 20% of its total assets as at the end of the last quarter; or (3) in the case of a life insurance company, the ROA of at least one of its accounts for ordinary insurance products, participating insurance products and universal insurance products is less than the capital cost of insurance products. The CIRC, through off-site supervision and on-site investigations, evaluates the asset-liability management level and stress test results of insurance companies, and where necessary, may take regulatory measures against insurance companies, such as raising the percentage of liquid assets held by these insurance companies, limiting the channels or percentages for fund use, restricting the sales of relevant insurance products, and ordering the shareholders of these insurance company for financial support.

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

Related party transactions. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors (the related board resolutions must be adopted by at least two-thirds of all non-affiliated directors, except for any related party transactions between an insurance group (holding) company and its insurance subsidiaries, as well as between and among its insurance subsidiaries themselves) or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, where an insurance company conducts material related party transactions, places bank deposits (excluding current deposits) with any of its related parties, or invests in the equity, real estate and other assets of any related parties, the financial products issued by any related parties or any financial products whose underlying assets include the assets of any related parties, the insurance company is required, within 10 business days after the conclusion of the transaction agreements (or within 10 business days from the occurrence of the relevant event if no transaction agreement is concluded), to publish an information disclosure announcement on its website and the website of the Insurance Association of China. In respect of any information that could not be publicly disclosed as it involves state secrets or commercial secrets or due to other relevant reasons, the insurance company must, at least five business days prior to the prescribed date of information disclosure, report this fact to the CIRC and refrain from disclosing such information as required by law.

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

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required to submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. In August 2010, the CIRC issued new rules governing internal control of insurance companies. Under the new rules, an insurance company must establish an internal control evaluation system, and by April 30 of each year, submit to the CIRC an evaluation report on its internal control. In addition, where the CIRC deems necessary, the CIRC may collect information reflecting the corporate governance of insurance companies, establish an information database of insurance companies’ governance, and conduct governance ratings for insurance companies through on-site or off-site investigations, media reports, assessments of independent rating agencies and public disclosure by insurance companies. The CIRC may take regulatory measures against insurance companies based on the rating results, including interviews, a risk warning in writing and rectifications within a specified period.

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

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, wholly foreign-owned insurance companies and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Foreign-invested insurance companies may not, without the approval of the CIRC, engage in transactions with their affiliates, including purchases and sales of assets. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CIRC of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CIRC. If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

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

Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries

Insurance agents are business entities or individuals which or who act on behalf of an insurance company in respect of insurance matters. An insurance company is responsible for the acts of its agents when the acts are within the scope of their agency. Licensed insurance agencies fall into two groups: dedicated agencies and non-dedicated agencies.

A dedicated agency is a company (and its branches) organized under the PRC company law whose principal business is to act as an agent of insurance companies. Dedicated agencies are subject to minimum capital and other requirements, and their business is generally limited to insurance-related activities.

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CIRC has interpreted as permitting commercial banks and banking operations of post offices to act as non-dedicated insurance agencies. Sales representatives of insurance companies are prohibited from selling insurance products at the outlets of commercial banks or banking operations of post offices. The bancassurance management personnel of insurance companies are responsible for providing services (including training and the exchange of documents) to commercial banks and assisting commercial banks to provide related customer services, such as the payment of maturity benefits and handling of renewal fee after selling insurance products.

Prior to August 3, 2015, individual insurance agents, representatives of insurance agencies and insurance brokers were required to obtain qualification certificates issued by the CIRC. Under such CIRC regulations, we were subject to sanctions if we retained individual agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents were allowed to cancel the policies under some circumstances. On August 3, 2015, the CIRC issued a Notice on the Administration of Insurance Intermediary Personnel, effective on the same day. Under the new regulations, the CIRC cancelled the requirements on qualification certificates or practice certificates for individual insurance agents, representatives of insurance agencies and insurance brokers, with the effect that insurance companies are now only required to complete registration for their individual insurance agents in the insurance intermediary regulatory information system maintained by the CIRC. In addition, insurance companies are required to take adequate measures to ensure the good conduct and professional competence of their individual insurance agents, representatives of insurance agencies and insurance brokers.

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

Insurance brokers who represent individuals and companies purchasing insurance and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CIRC, and fundamental corporate changes must be approved by the CIRC. Only companies organized under the PRC company law and meeting requirements set by the CIRC are authorized to act as insurance brokers. Insurance brokers are required to comply with standards prescribed by the CIRC. Insurance brokerage agencies must provide training to their brokerage personnel regarding insurance laws and provide education on ethics and other matters.

Regulation of Internet Insurance Businesses

Insurance companies and intermediaries are allowed to carry out an internet-based insurance business, including sales, underwriting, claims settlement, policy surrender, complaint handling, customer services and other insurance business activities, through proprietary network platforms or third-party network platforms that meet the relevant requirements prescribed by the CIRC. Insurance companies and intermediaries that carry out an internet-based insurance business must set up an information disclosure column on their official websites, disclosing the related website names and addresses, internet insurance products, existing branches, customer services and ways for consumers to make complaints. The CIRC is required to carry out regulation and on-site inspection of an internet insurance business, and may take rectification measures against insurance companies and intermediaries that conduct operations in violation of the regulations.

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

Implementation of VAT

In March 2016, the PRC State Council approved the expansion of the scope of Value Added Tax, or VAT, to several key sectors including real estate, construction, financial services and lifestyle services, effective May 1, 2016. Our primary business will be subject to 6% VAT instead of the 5% business tax, or BT, which previously had applied to our business. We expect that the implementation of VAT will have an effect on our business and operations, including, among other things, our product development and pricing, finance management, management of receipts and IT systems. However, as the detailed implementation rules have not yet been fully announced, we are currently unable to assess the extent to which the implementation of VAT will affect our businesses or operations.

C. ORGANIZATIONAL STRUCTURE

The following is our simplified corporate structure as of the date of this annual report:

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

China Life Wealth Management Company Limited	The People’s Republic of China	60% (indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%
(4)	AMC, which is 60% owned by us, owns 85.03%

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2015, we owned and leased 3,993 and 12,388 properties, respectively, and had 271 properties under construction. Among the 3,993 properties owned by us, 1,397 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. 9 properties are recognized as investment properties.

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

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, health insurance and accident insurance products. We had nearly 216 million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, 2015.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 363,971 million (US$56,187 million) and net profit of RMB 35,187 million (US$5,432 million) for the year ended December 31, 2015. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 308,169 million (US$47,573 million) in 2015.

•	Health insurance had total gross written premiums of RMB 42,041 million (US$6,490 million) in 2015.

•	Accident insurance had total gross written premiums of RMB 13,761 million (US$2,124 million) in 2015.

Our business has been characterized by growth of premium income over the past several years, together with a move towards an improved business structure which has been evidenced by a rapid increase in first-year regular premiums, with the percentage of first-year regular premiums for products with regular premiums of ten years or more in first-year regular premiums being above 50% since 2013. At the same time, our business has also been affected by certain unfavorable factors, including the increasing cross-industry competition from companies in other financial industries, and the rapid development of the insurance companies owned or controlled by commercial banks and banking operations of post offices and some other small and medium-sized insurance companies, which have secured an increasing market share, as well as the changing economic and investment environment within China, including slowing economic growth and falling interest rates.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 71.4% of total revenues in 2015.

•	investment income and net realized gains on financial assets. Investment income and net realized gains on financial assets accounted for 25.6% of total revenues in 2015.

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

We also pay rent to China Life Investment Holding Company Limited on the properties we lease from it.

Our profitability depends principally on our ability to price and manage risk on insurance and annuity products, our ability to maximize the return on investment assets, our ability to attract and retain customers, and our ability to manage expenses. In particular, factors affecting our profitability include:

•	our ability to design and distribute products and services and to introduce new products which gain market acceptance on a timely basis;

•	our ability to price our insurance and investment products at levels that enable us to earn a margin over the costs of providing benefits and the expense of acquiring customers and administering those products;

•	our returns on investment assets;

•	our mortality and morbidity experience, which affects our insurance reserves;

•	our lapse experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;

•	our cost of administering insurance contracts and providing customer services;

•	our ability to manage liquidity, market and credit risk in our investment portfolio and to manage duration risk in our asset and policy portfolios through asset-liability management; and

•	changes in regulations.

In addition, other factors, such as competition, securities market conditions, taxes and general economic conditions, affect our profitability.

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay a minimum interest or crediting rate to our policyholders or annuitants. These products expose us to the risk that changes in interest rates may reduce our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies. The minimum rate we pay is established when the product is priced. In September 2015, the CIRC removed the cap fixed by it on the guaranteed rate which life insurance companies could commit to pay on new policies, which was 2.5%. From October 1, 2015, the assumed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. If the rates of return on our investments fall below the minimum rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2015, we had not incurred negative spread on policies we have issued since our incorporation, as the average investment returns we have been able to generate have been higher than their guaranteed rates. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the cap on the rate we may pay on our products, sales of some of our products, including our non-participating products, could be adversely impacted. An increase in guaranteed rates caused by a removal of the 2.5% CIRC cap may lead to an increase in surrenders and withdrawals of our existing products which offer rates lower than the new rates.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realised gains on financial assets, for the years ended December 31, 2013, 2014 and 2015.

Impairment	For the year ended December 31,
	2013	2014	2015	2015
	(RMB in millions)			US$
Debt securities	—	—	—	—
Equity securities	(3,803)	(1,149)	(321)	(50)

Total	(3,803)	(1,149)	(321)	(50)

During the year ended December 31, 2015, we recognized an impairment expense of RMB 321 million (US$50 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2014, we recognized an impairment expense of RMB 1,149 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2013, we recognized an impairment expense of RMB 3,803 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2015, RMB 0 million of previously recognized impairment losses in debt securities was reversed. During the years ended December 31, 2014 and 2013, no previously recognized impairment losses in debt securities were reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2015, 2014 and 2013.

	As of December 31,
	2013		2014		2015
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)

Debt securities
Government bonds	33,519	31,435	25,885	26,328	23,750	25,713
Government agency bonds	136,466	119,739	137,303	138,487	134,021	145,399
Corporate bonds	175,396	165,001	206,232	206,511	196,408	206,766
Subordinated bonds/debt	24,664	23,579	22,304	22,798	17,771	19,298
Other	238	232	1,222	1,217	4,723	4,722

Subtotal	370,283	339,986	392,946	395,341	376,673	401,898

Equity securities
Funds	57,760	58,052	74,532	83,121	150,199	163,366
Common stocks	72,770	77,250	44,197	71,592	57,110	74,629
Other	16,026	16,239	55,271	57,477	124,016	130,623
Subtotal	146,556	151,541	174,000	212,190	331,325	368,618

Total	516,839	491,527	566,946	607,531	707,998	770,516

We had gross unrealized gains of RMB 67,434 million (US$10,410 million) and gross unrealized losses of RMB 3,559 million (US$549 million) as of December 31, 2015. We had gross unrealized gains of RMB 47,673 million and gross unrealized losses of RMB 5,581 million as of December 31, 2014. We had gross unrealized gains of RMB 14,041 million and gross unrealized losses of RMB 35,170 million as of December 31, 2013. The unrealized losses as of December 31, 2015 related primarily to the unrealized losses of available-for-sale equity.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2015, 2014 and 2013.

As of December 31, 2015	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	49	5	242	296
Carrying amounts	4,110	290	16,186	20,586
Unrealized losses as a percentage of carrying amounts	1.19%	1.72%	1.50%	1.44%

Equity securities
Unrealized losses	1,885	1,378	—	3,263
Carrying amounts	28,275	9,810	—	38,085
Unrealized losses as a percentage of carrying amounts	6.67%	14.05%		8.57%

Total
Total unrealized losses	1,934	1,383	242	3,559
Total carrying amounts	32,385	10,100	16,186	58,671
Unrealized losses as a percentage of carrying amounts	5.97%	13.69%	1.50%	6.07%

As of December 31, 2014	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	503	94	4,358	4,955
Carrying amounts	52,214	1,310	82,408	135,932
Unrealized losses as a percentage of carrying amounts	0.96%	7.18%	5.29%	3.65%

Equity securities
Unrealized losses	595	31	—	626
Carrying amounts	11,666	129	—	11,795
Unrealized losses as a percentage of carrying amounts	5.10%	24.03%	—	5.31%

Total
Total unrealized losses	1,098	125	4,358	5,581
Total carrying amounts	63,880	1,439	82,408	147,727
Unrealized losses as a percentage of carrying amounts	1.72%	8.69%	5.29%	3.78%

As of December 31, 2013	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	8,777	4,444	17,301	30,522
Carrying amounts	161,296	38,911	112,752	312,959
Unrealized losses as a percentage of carrying amounts	5.44%	11.42%	15.34%	9.75%

Equity securities
Unrealized losses	3,681	967	—	4,648
Carrying amounts	54,306	4,023	—	58,329
Unrealized losses as a percentage of carrying amounts	6.78%	24.05%	—	7.97%

Total
Total unrealized losses	12,458	5,411	17,301	35,170
Total carrying amounts	215,602	42,934	112,752	371,288
Unrealized losses as a percentage of carrying amounts	5.78%	12.60%	15.34%	9.47%

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

When the decline in value is considered an impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, and available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity investments are not reversed. See “—Critical Accounting Policies”.

As of December 31, 2015, our total investment assets were RMB 2,287,639 million (US$353,151 million) and the investment yield for the year ended December 31, 2015 was 6.24%. The investment yield primarily reflected the increase in spread income and interest income. As of December 31, 2014, our total investment assets were RMB 2,100,870 million and the investment yield for the year ended December 31, 2014 was 5.36%. The investment yield primarily reflected the increase in spread income, interest income and fair value gains/(losses), as well as the decrease in impairment losses of assets. As of December 31, 2013, our total investment assets were RMB 1,848,681 million and the investment yield for the year ended December 31, 2013 was 4.86%. The investment yield primarily reflected the increase in interest income and spread income, and the decrease in impairment losses.

We calculate the investment yields for a given year by dividing the total investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2015, 2014 and 2013 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2013	2014	2015	2015	(2013-2015)
	RMB	RMB	RMB	US$
Life insurance business

Whole life and term life insurance:
Gross written premiums	32,109	32,638	31,595	4,877	(0.80)%

Endowment:
Gross written premiums	209,034	217,662	177,871	27,459	(7.75)%

Annuities:
Gross written premiums	49,635	35,319	98,703	15,237	41.02%

Health insurance business(1)

Gross written insurance premiums	24,713	33,192	42,041	6,490	30.43%

Accident insurance business(2)

Gross written insurance premiums	10,799	12,199	13,761	2,124	12.88%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

Under guidelines issued by the CIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable investment earnings and mortality gains on participating products. Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and because participating products are subject to guaranteed rates which are generally lower than those of non-participating products. In addition, changes in interest rates have less of impact on their lapse rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

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

We use the discounted cash flow method to estimate the reserves of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions, and based on the following principles:

•	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:

(i)	Guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

(ii)	Additional non-guaranteed benefits, such as policyholder dividends; and

(iii)	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of future inflation and our expense management control.

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date. We consider the potential impact of future risk factors on our operating results and incorporates such potential impact in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-35 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

•	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by us representing Day 1 gain and will be amortized over the life of contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to the policyholders. For insurance contracts in which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.80% to 5.00% as at December 31, 2013, from 4.80% to 5.00% as at December 31, 2014 and from 4.80% to 5.00% as at December 31, 2015, respectively.

For the insurance contracts of which the future financial benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranged from 3.47% to 5.74% as at December 31, 2013, from 3.52% to 5.96% as at December 31, 2014 and from 3.42% to 5.78% as at December 31, 2015, respectively.

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

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as future inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2013, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2014 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2015, respectively, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future macro economy, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

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

The insurance components are accounted for as insurance contracts, and the non-insurance components are accounted for as investment contracts, which are stated in the investment contract liabilities.

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

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairments, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, we consider several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganization; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realised gains on financial assets” in the period the impairment is recognized. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity instruments are not reversed through net profit.

As of December 31, 2015, debt securities of RMB 191,395 million (US$29,546 million) contain guarantees issued by third parties and, of those, 96.6% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 66.9% relates to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2015, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2015, RMB 230,597 million of RMB 239,779 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2015.

Standards

Annual Improvements 2010 - 2012 Cycle

Annual Improvements 2011 - 2013 Cycle

The Annual Improvements 2010 - 2012 Cycle issued in January 2014 sets out amendments to a number of IFRSs and International Accounting Standards, or IASs. Details of the main amendments that are effective for the current year are as follows:

IFRS 8 Amendments – Operating Segments

The amendments to IFRS 8 clarify that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group’s consolidated financial statements.

IAS 24 Amendments – Related Party Disclosures

The amendments to IAS 24 clarify that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. These amendments are not relevant for the Group as it does not receive any management services from other entities.

The Annual Improvements 2011 - 2013 Cycle issued in January 2014 sets out amendments to a number of IFRSs and IASs. Details of the main amendments that are effective for the current year are as follows:

IFRS 3 Amendments – Business Combinations

The amendments to IFRS 3 clarify that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendments have had no impact on the Group as the Company is not a joint arrangement.

IFRS 13 Amendments – Fair Value Measurement

The amendments to IFRS 13 clarify that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 Financial Instruments and IAS 39 Recognition and Measurement. The amendments have had no impact on the Group’s consolidated financial statements.

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2015.

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27 Amendments	Equity Method in Separate Financial Statements	January 1, 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IAS 7 Amendments	Statement of Cash Flows	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 and Note 2.1.2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 1.4%, 2.0%, 2.6%, 2.6% and 5.4% in 2015, 2014, 2013, 2012 and 2011, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Total Revenues	For the year ended December 31,
	2014	2015
	RMB	RMB
	(in millions)
Net premiums earned	330,105	362,301
Life insurance business	285,574	308,081
Health insurance business	32,624	40,855
Accident insurance business	11,907	13,365
Investment income	93,548	97,582
Investment income from securities at fair value through profit or loss	1,677	1,708
Investment income from available-for-sale securities	23,029	27,476
Investment income from held-to-maturity securities	25,357	24,541
Investment income from bank deposits	34,934	32,285
Investment income from loans	8,138	11,115
Other investment income	413	457
Net realised gains on financial assets	7,120	32,297
Net fair value gains through profit or loss	5,808	10,209
Other income	4,185	5,060

Total	440,766	507,449

Net Premiums Earned

Net premiums earned increased by RMB 32,196 million, or 9.8%, to RMB 362,301 million in 2015 from RMB 330,105 million in 2014.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB 22,507 million, or 7.9%, to RMB 308,081 million in 2015 from RMB 285,574 million in 2014. This was primarily due to an increase in the first-year premiums for policies with insurance duration of more than one year resulting from our enhanced efforts in team building and business development.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 8,231 million, or 25.2%, to RMB 40,855 million in 2015 from RMB 32,624 million in 2014. This was primarily due to our enhanced efforts in developing the health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 1,458 million, or 12.2%, to RMB 13,365 million in 2015 from RMB 11,907 million in 2014. This was primarily due to our continued efforts in developing our accident insurance business.

Investment Income

Investment income increased by RMB 4,034 million, or 4.3%, to RMB 97,582 million in 2015 from RMB 93,548 million in 2014.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 31 million, or 1.8%, to RMB 1,708 million in 2015 from RMB 1,677 million in 2014. This was primarily due to an increase in dividend income from stocks at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 4,447 million, or 19.3%, to RMB 27,476 million in 2015 from RMB 23,029 million in 2014. This was primarily due to an increase in dividend income from available-for-sale funds, wealth management products and other equity investments.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities decreased by RMB 816 million, or 3.2%, to RMB 24,541 million in 2015 from RMB 25,357 million in 2014. This was primarily due to a decrease in the allocation in treasury bonds.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB 2,649 million, or 7.6%, to RMB 32,285 million in 2015 from RMB 34,934 million in 2014. This was primarily due to a decrease in the allocation of negotiated deposits and the investment yield of newly allocated deposits in the low interest rate environment.

Investment Income from Loans

Investment income from loans increased by RMB 2,977 million, or 36.6%, to RMB 11,115 million in 2015 from RMB 8,138 million in 2014. This was primarily due to an increase in the scale of policy loans and trust schemes.

Net Realised Gains on Financial Assets

Net realised gains on financial assets increased by RMB 25,177 million, to gains of RMB 32,297 million in 2015 from gains of RMB 7,120 million in 2014. This was primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB 4,401 million to gains of RMB 10,209 million in 2015 from gains of RMB 5,808 million in 2014. This was primarily due to a significant increase in the spread income of stocks at fair value through profit of loss.

Other Income

Other income increased by RMB 875 million, or 20.9%, to RMB 5,060 million in 2015 from RMB 4,185 million in 2014. This was primarily due to an increase in the commission fees earned from CLPCIC resulting from our increased efforts in promoting the agency business.

Benefits, Claims and Expenses	For the year ended December 31,
	2014	2015
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	192,659	221,701
Accident and health claims and claim adjustment expenses	16,752	21,009
Increase in insurance contracts liabilities	105,883	109,509
Investment contracts benefits	1,958	2,264
Policyholder dividends resulting from participation in profits	24,866	33,491
Underwriting and policy acquisition costs	27,147	35,569
Finance costs	4,726	4,320
Administrative expenses	25,432	27,458
Other expenses	4,151	7,428
Statutory insurance fund contribution	701	743

Total	404,275	463,492

Segment information of insurance benefits and claims expenses
Life insurance business	288,868	313,612
Health insurance business	22,434	34,398
Accident insurance business	3,992	4,209

Total	315,294	352,219

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 36,925 million, or 11.7%, to RMB 352,219 million in 2015 from RMB 315,294 million in 2014.

Life insurance death and other benefits payouts increased by RMB 29,042 million, or 15.1%, to RMB 221,701 million in 2015 from RMB 192,659 million in 2014. This was primarily due to an increase in maturities payable of life insurance business and annuity benefits. Accident and health claims and claim adjustment expenses increased by RMB 4,257 million, or 25.4%, to RMB 21,009 million in 2015 from RMB 16,752 million in 2014. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 3,626 million, or 3.4%, to RMB 109,509 million in 2015 from RMB 105,883 million in 2014. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 24,744 million, or 8.6%, to 313,612 million in 2015 from RMB 288,868 million in 2014. This was primarily due to an increase in the scale of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 11,964 million, or 53.3%, to RMB 34,398 million in 2015 from RMB 22,434 million in 2014. This was primarily due to an increase in the scale of health insurance business and the update of actuarial assumptions used, such as the assumed discount rate for reserves relating to traditional insurance contracts.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 217 million, or 5.4%, to RMB 4,209 million in 2015 from RMB 3,992 million in 2014. This was primarily due to an increase in the scale of accident insurance business.

Investment Contract Benefits

Investment contract benefits increased by RMB 306 million, or 15.6%, to RMB 2,264 million in 2015 from RMB 1,958 million in 2014. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 8,625 million, or 34.7%, to RMB 33,491 million in 2015 to RMB 24,866 million in 2014. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 8,422 million, or 31.0%, to RMB 35,569 million in 2015 from RMB 27,147 million in 2014. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from the growth of our business and the optimization of our business structure.

Finance Costs

Finance costs decreased by RMB 406 million, or 8.6%, to RMB 4,320 million in 2015 from RMB 4,726 million in 2014. This was primarily due to a decrease in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 2,026 million, or 8.0%, to RMB 27,458 million in 2015 from RMB 25,432 million in 2014. This was primarily due to our increased investment in team building for the purpose of enhancing our sustainable development capacity.

Other Expenses

Other expenses increased by RMB 3,277 million, or 78.9%, to RMB 7,428 million in 2015 from RMB 4,151 million in 2014. This was primarily due to an increase in business taxes and surcharges expenses resulting from an increase in taxable income from investments.

Profit	For the year ended December 31,
	2014	2015
	RMB	RMB
	(in millions)
Profit before income tax	40,402	45,931
Life insurance business	30,651	40,921
Health insurance business	3,252	557
Accident insurance business	1,546	1,753
Other businesses	4,953	2,700
Income tax	7,888	10,744
Net profit attributable to equity holders of the company	32,211	34,699

Profit before Income Tax

Our profit before income tax increased by RMB 5,529 million, or 13.7%, to RMB 45,931 million in 2015 from RMB 40,402 million in 2014.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB 10,270 million, or 33.5%, to RMB 40,921 million in 2015 from RMB 30,651 million in 2014. This was primarily due to the growth of business and an increase in income from investments as compared to the corresponding period of 2014.

Health Insurance Business

Profit before income tax in the health insurance business decreased by RMB 2,695 million, or 82.9%, to RMB 557 million in 2015 from RMB 3,252 million in 2014. This was primarily due to the update of actuarial assumptions used, such as the assumed discount rate for reserves relating to traditional insurance contracts, which partially reduced the profit for the period.

Accident Insurance Business

Profit before income tax in the accident insurance business increased by RMB 207 million, or 13.4%, to RMB 1,753 million in 2015 from RMB 1,546 million in 2014. This was primarily due to an increase in the scale of accident insurance business as compared to the corresponding period of 2014.

Other Business

Profit before income tax in other business decreased by RMB 2,253 million, or 45.5%, to RMB 2,700 million in 2015 from RMB 4,953 million in 2014. This was primarily due to a decrease in net profits of associates and the impairment of investments in an associate in 2015.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB 2,856 million or 36.2%, to RMB 10,744 million in 2015 from RMB 7,888 million in 2014. This was primarily due to an increase in profit before income tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 2,488 million, or 7.7%, to RMB 34,699 million in 2015 from RMB 32,211 million in 2014. This was primarily due to the increase in investment income and other factors. However, the update of actuarial assumptions used, such as the assumed discount rate for reserves relating to traditional insurance contracts, partially reduced the profit for the period.

Major Assets	As of December 31,
	2014	2015
	RMB	RMB
	(in millions)
Investment assets	2,100,870	2,287,639
Term deposits	690,156	562,622
Held-to-maturity securities	517,283	504,075
Available-for-sale securities	607,531	770,516
Securities at fair value through profit or loss	53,052	137,990
Securities purchased under agreements to resell	11,925	21,503
Cash and cash equivalents	47,034	76,096
Loans	166,453	207,267
Statutory deposits—restricted	6,153	6,333
Investment properties	1,283	1,237
Other assets	145,697	160,676

Total	2,246,567	2,448,315

Investment Assets

Our total investment assets increased by RMB 186,769 million, or 8.9%, to RMB 2,287,639 million in 2015 from RMB 2,100,870 million in 2014.

Term Deposits

Term deposits decreased by RMB 127,534 million, or 18.5%, to RMB 562,622 million in 2015 from RMB 690,156 million in 2014. This was primarily due to a decrease in the allocation in negotiated deposits.

Held-to-Maturity Securities

Held-to-maturity securities decreased by RMB 13,208 million, or 2.6%, to RMB 504,075 million in 2015 from RMB 517,283 million in 2014. This was primarily due to a decrease in the allocation in treasury bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB 162,985 million, or 26.8%, to RMB 770,516 million in 2015 from RMB 607,531 million in 2014. This was primarily due to an increase in the allocation in funds, wealth management products and unlisted equities in light of market conditions in a timely manner.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 84,938 million, or 160.1%, to RMB 137,990 million in 2015 from RMB 53,052 million in 2014. This was primarily due to an increase in the allocation of bonds at fair value through profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 29,062 million, or 61.8%, to RMB 76,096 million in 2015 from RMB 47,034 million in 2014. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 40,814 million, or 24.5%, to RMB 207,267 million in 2015 from RMB 166,453 million in 2014. This was primarily due to an increase in the scale of policy loans and trust schemes.

Investment Properties

Investment properties decreased by RMB 46 million, or 3.6%, to RMB 1,237 million in 2015 from RMB 1,283 million in 2014. This was primarily due to depreciation of investment properties.

Major Liabilities	As of December 31,
	2014	2015
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,603,446	1,715,985
Investment contracts	72,275	84,106
Securities sold under agreements to repurchase	46,089	31,354
Policyholder dividends payable	74,745	107,774
Annuity and other insurance balances payable	25,617	30,092
Interest-bearing loans and borrowings	2,623	2,643
Bonds payable	67,989	67,994
Deferred tax liabilities	19,375	16,953
Other liabilities	47,077	65,200

Total	1,959,236	2,122,101

Liabilities

Our total liabilities increased by RMB 162,865 million, or 8.3%, to RMB 2,122,101 million in 2015 from RMB 1,959,236 million in 2014.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 112,539 million, or 7.0%, to RMB 1,715,985 million in 2015 from RMB 1,603,446 million in 2014. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 11,831 million, or 16.4% to RMB 84,106 million in 2015 from RMB 72,275 million in 2014. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB 14,735 million, or 32.0%, to RMB 31,354 million in 2015 from RMB 46,089 million in 2014. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB 33,029 million, or 44.2%, to RMB 107,774 million in 2015 from RMB 74,745 million in 2014. This was primarily due to an increase in investment yields of participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 4,475 million, or 17.5%, to RMB 30,092 million in 2015 from RMB 25,617 million in 2014. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

Interest-bearing loans and borrowings remained stable compared to the end of 2014, and there were no new loans and borrowings in 2015. In June 2014, to meet the needs of our overseas investment, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. As at December 31, 2015, the loan balance was equivalent to RMB 2,643 million.

Bonds Payable

Bonds payable increased by RMB 5 million, to RMB 67,994 million in 2015 from RMB 67,989 million in 2014, remaining basically stable.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 2,422 million, or 12.5%, to RMB 16,953 million in 2015 from RMB 19,375 million in 2014. This was primarily due to an increase in the deductible temporary differences.

Equity Attributable to Equity Holders of the Company

As of December 31, 2015, equity attributable to equity holders of the Company was RMB 322,492 million, an increase of RMB 38,371 million, or 13.5%, from RMB 284,121 million as of December 31, 2014. This was primarily due to the combined effect of an increase in the fair value of available-for-sale financial assets and the profit earned during 2015.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Total Revenues	For the year ended December 31,
	2013	2014
	RMB	RMB
	(in millions)
Net premiums earned	324,813	330,105
Life insurance business	290,738	285,574
Health insurance business	24,180	32,624
Accident insurance business	9,895	11,907
Investment income	82,816	93,548
Investment income from securities at fair value through profit or loss	1,542	1,677
Investment income from available-for-sale securities	19,596	23,029
Investment income from held-to-maturity securities	22,588	25,357
Investment income from bank deposits	32,667	34,934
Investment income from loans	5,773	8,138
Other investment income	650	413
Net realised gains on financial assets	5,793	7,120
Net fair value gains through profit or loss	137	5,808
Other income	4,324	4,185

Total	417,883	440,766

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

Investment Income from Loans

Investment income from loans increased by RMB 2,365 million, or 41.0%, to RMB 8,138 million in 2014 from RMB 5,773 million in 2013. This was primarily due to an increase in the volume of policy loans and our increased allocation in diversified investments such as debt investment plans and trust schemes.

Net Realised Gains on Financial Assets

Net realised gains on financial assets increased by RMB 1,327 million, to gains of RMB 7,120 million in 2014 from gains of RMB 5,793 million in 2013. This was primarily due to a decrease in impairment losses of available-for-sale stocks and an increase in spread income from trading funds.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB 5,671 million to gains of RMB 5,808 million in 2014 from gains of RMB 137 million in 2013. This was primarily due to a significant increase in the allocation of securities at fair value through profit or loss and an increase in the market value of these securities.

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

Other Business

Profit before income tax in other business increased by RMB 887 million, or 21.8%, to RMB 4,953 million in 2014 from RMB 4,066 million in 2013. This was primarily due to an increase in investment yield of subsidiaries and net profits of associates.

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

Interest-bearing Loans and Borrowings

In June 2014, to meet the needs of our overseas investment, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. As at December 31, 2014, the loan balance was equivalent to RMB 2,623 million.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2015, the amount of cash and cash equivalents was RMB76,096 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2015, the amount of term deposits was RMB562,622 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our shareholders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, policy withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

We have established a cash flow testing system and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.

Net cash flow from operating activities amounted to a net outflow of RMB 18,811 million in 2015. Net cash flow from operating activities amounted to a net inflow of 78,247 million in 2014. The change was primarily due to an increase in securities at fair value through profit or loss.

Net cash flow from investing activities amounted to a net inflow of RMB 67,047 million in 2015. Net cash flow from investing activities amounted to a net outflow of RMB 69,257 million in 2014. This change was primarily due to the demand of investment management.

Net cash flow from financing activities amounted to net outflow of RMB 19,415 million in 2015. Net cash flow from financing activities amounted to a net inflow of RMB 16,704 million in 2014. This change was primarily due to the demand of liquidity management.

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

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2015, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$1,274 million. As at the end of 2015, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2015, December 31, 2014 and December 31, 2013 are as follows:

	As at December 31, 2013	As at December 31, 2014	As at December 31, 2015

Ratio of assets and liabilities	88.72%	87.21%	86.68%

Insurance Solvency Requirements

The solvency ratio of an insurance company is a measure of capital adequacy, which, under the Solvency I Solvency Capital requirements applicable to Chinese insurance companies until December 31, 2015, was calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant CIRC rules) by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency ratio under the Solvency I Solvency Capital requirements as of December 31, 2013, 2014 and 2015:

	As of December 31, 2013	As of December 31, 2014	As of December 31, 2015
	(RMB in millions, except percentage data)
Actual capital	168,501	236,151	282,820
Minimum capital	74,485	80,193	85,676
Solvency ratio	226.22%	294.48%	330.10%

The increase in our solvency ratio in 2015 was primarily due to a significant increase in the comprehensive income during 2015 and the issuance of Core Tier 2 Capital Securities.

We issued Core Tier 2 Capital Securities of US$ 1,280 million in July 2015 by taking advantage of favorable market opportunities, which effectively improved our solvency ratio. The Core Tier 2 Capital Securities were issued to qualified investors who meet applicable regulatory requirements and have an initial distribution rate of 4.00%.

On January 1, 2016, the CIRC implemented a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, which replaced the Solvency I system. See “Item 4. Information on the Company – Business Overview – Regulatory and Related Matters – Insurance Company Regulation – Solvency Requirements”.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2015.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2015	(RMB in millions)
Securities sold under agreements to repurchase	31,354	—	—	—	31,354
Bonds payable	33,424	39,774	—	—	73,198
Annuity and other insurance balances payable	30,092	—	—	—	30,092
Insurance contracts	81,630	44,697	(26,347)	2,789,186	2,899,166
Investment contracts	16,199	16,207	11,334	108,091	151,831
Off balance sheet operating leases	534	570	151	20	1,275
Capital commitments	24,427	4,369	244	7,267	36,307

Total	217,660	105,617	(14,618)	2,904,564	3,213,223

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash flows on policies in force as at December 31, 2015. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future cash flows. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the expected future cash flows reported in the table above are not discounted from the date of payment back to December 31, 2015, the sum of the expected future cash flows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2015. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2015.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB 9,497 million in profit before income tax in 2015, an increase of RMB 4,179 million in profit before income tax in 2014 and a decrease of RMB 1,493 million in profit before income tax in 2013. The sensitivity analysis of these assumptions is as follows:

•	holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 14,597 million or RMB 15,253 million lower or higher, respectively.

•	holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 4,032 million or RMB 4,229 million lower or higher, respectively.

•	holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB 45,811 million or RMB 52,049 million higher or lower, respectively.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Age	Position

Yang Mingsheng	60	Chairman of the board of directors and executive director
Lin Dairen	57	Executive director and president
Xu Hengping	57	Executive director and vice president
Xu Haifeng	56	Executive director and vice president
Miao Jianmin	51	Non-executive director
Zhang Xiangxian	60	Non-executive director
Wang Sidong	54	Non-executive director

Name	Age	Position

Liu Jiade	53	Non-executive director
Anthony Francis Neoh	69	Independent director
Chang Tso Tung Stephen	67	Independent director
Robinson Drake Pike	64	Independent director
Tang Xin	44	Independent director
Li Mingguang	46	Vice president and chief actuary
Yang Zheng	45	Vice president and Chief Financial Officer
Xiao Jianyou	47	Assistant President
Zheng Yong	53	Board secretary

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC and CLPCIC since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, and the chairman of AMC since December 2013. Mr. Yang has many years of experience in financial industry. He served as a vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the faculty of finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Lin Dairen was appointed as our president by board of directors in March 2014 and has been our executive director since October 2008. Mr. Lin also acts as the non-executive director of CLPCIC, China Life Pension and AMC. Mr. Lin served as the vice president of our company from 2003 to March 2014, and served as the executive director and president of China Life Pension from November 2006 to March 2014. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management, and was awarded special allowance by the State Council. He is currently the chairman of the China Life Foundation, vice chairman of the Insurance Institute of China and the Insurance Association of China, and the director of the Life Insurance Committee of the Insurance Association of China and a non-executive director of China’s Insurance Protection Fund Co., Ltd.

Xu Hengping has been an executive director since July 2015 and a vice president of our company since November 2014. He has been the chief operating officer of our company since August 2010. Mr. Xu had been the general manager of our Fujian branch since April 2007, deputy general manager of our Fujian branch from December 2002, assistant to the general manager of our Fujian branch from September 1998, and director of personal insurance division of our Fujian branch since July 1996. Mr. Xu previously served as general manager of sales department and general manager of Longyan branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in finance. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management.

Xu Haifeng has been an executive director since July 2015 and has been a vice president of our company since November 2014. He has been the business controller of our company and general manager of our Hebei branch concurrently since February 2014. Mr. Xu served as the general manager of our Beijing branch and the general manager of our Hebei branch from 2006 to 2014. Prior to that, Mr. Xu served as the deputy general manager and general manager of our Linyi branch in Shandong Province and the general manager of the business management department in our Shandong branch, the general manager of our Jinan branch and the deputy general manager of our Beijing branch. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982 and from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management.

Miao Jianmin has been a non-executive director of our company since October, 2008. Mr. Miao is the vice chairman and president of CLIC. Currently he also serves as a director of AMC and China World Trade Center Co., Ltd. Mr. Miao also serves as the executive director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named one of the “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from Central University of Finance and Economics with a doctor’s degree in finance. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a master’s degree in money and banking and the Central University of Finance and Economics with a bachelor’s degree in insurance. He is a senior economist.

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

Liu Jiade has been a non-executive director of our company since July 2015. He is the vice president of CLIC and the chairman of China Life Pension. Mr. Liu has been a director of China Guangfa Bank Co., Ltd. since December 2006 and a supervisor of Sinopec Sales Company Limited since March 2015. Mr. Liu served as our vice president from 2003 to March 2014, and also served as a director of AMC, CLPCIC and China Life Franklin Asset Management Company Limited. He served as the deputy director and the director of the trade and finance department of the Ministry of Finance, the vice county magistrate (in a titular position) of Guantao County of Hebei Province and the deputy director of the Finance Department of the Ministry of Finance. He is currently a member of the Accounting Informatization Committee of the Ministry of Finance. Mr. Liu, a senior economist, graduated from the Central Finance College (now known as the Central University of Finance and Economics) majoring in finance with a bachelor’s degree in economics.

Anthony Francis Neoh has been an independent director of our company since June 2010. Mr. Neoh currently serves as a member of the international consultation committee of the CSRC. Prior to that, he served as a chief advisor to the CSRC, a member of the basic law committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China and chairman of the Hong Kong Securities and Futures Commission etc. From 1996 to 1998, he was the chairman of the technical committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (now known as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a bachelor’s degree in law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected as honorary fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. He served as an independent non-executive director of Bank of China Limited from August 2004 to September 2013. Since December 2014, he has been an independent non-executive director of CITIC Limited. Since April 2015, he has been an independent non-executive director of the Industrial and Commercial Bank of China Co., Ltd.

Chang Tso Tung Stephen has been an independent director of our company since October 2014. He served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an independent non-executive director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for approximately 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor of science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Robinson Drake Pike has been an independent director of our company since July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the managing director of Goldman Sachs and the chief representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the managing director of Goldman Sachs and a senior advisor and project coordinator seconded to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. From July 2000 to December 2006, he was Lehman Brothers’ senior vice president, deputy head and head of Asia Credit Risk Management. Mr. Pike currently sits on the four-member Committee of Inspection of Peregrine Fixed Income Limited. He has over 30 years of experience in Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor of arts degree in Chinese Language and Literature from Yale University and a master of public affairs degree in development economics from Princeton University’s Woodrow Wilson School.

Tang Xin has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the deputy head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, the chairman of the independent director committee of the Listed Companies Association of the PRC, and an independent director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd., and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2008 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position

Miao Ping	57	Chairperson of the board of supervisors
Shi Xiangming	56	Supervisor
Xiong Junhong	47	Supervisor
Zhan Zhong	47	Employee representative supervisor
Wang Cuifei	52	Employee representative supervisor

Miao Ping has been the chairperson of our board of supervisors since July 2015. He has been an executive director of our company since July 2014 and a vice president of our company since December 2009. He served as the general manager of our Jiangsu branch since September 2006. Mr. Miao has served as the general manager of our Jiangxi branch from September 2004 to September 2006, and has been a deputy general manager of our Jiangsu branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 30 years of experience in the operation of life insurance businesses and the management of insurance businesses.

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

Zhan Zhong has been a supervisor of our company since July 2015, and has been serving as the general manager of the personal insurance division of our company (general manager level of provincial branches) since July 2014. Mr. Zhan served as the general manager of our company’s Qinghai branch from January 2014 to June 2014. Mr. Zhan joined our company in November 1994, and has successively served as the general manager of the personal insurance division of our Guangdong branch, assistant general manager of our Guangdong Branch, deputy general manager (responsible for daily operations) and general manager of the personal insurance division of our company and deputy secretary of the party committee and deputy general manager (responsible for daily operations) of our Qinghai branch. Mr. Zhan graduated from Kunming Institute of Technology with a bachelor’s degree in computer and automation.

Wang Cuifei has been a supervisor of our company since July 2015, and has been serving as the general manager of the customer service department of our company since September 2014. Ms. Wang served as the general manager of the sales inspection department of our company from March 2009 to August 2014. Ms. Wang joined our company in July 2001, and has served successively as the person-in-charge (deputy director level) and general manager (division level) of the training management division of the brokerage agency department, deputy general manager of the bancassurance department and general manager of the sales inspection department of our company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a bachelor’s degree in economic management.

Senior Management

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Xu Hengping, see “—Directors and Senior Management—Directors” for his profile.

Xu Haifeng, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang has been a vice president of our company since November 2014, and our chief actuary since March 2012. Mr. Li joined our company in 1996 and subsequently served as deputy director, director, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University in computer science with a bachelor’s degree in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Work Committee and the secretary-general of the first and the second session of the China Association of Actuaries. He is currently the executive director of the China Association of Actuaries and a special executive of the board of directors of the Insurance Institute of China.

Yang Zheng has been a vice president of our company since November 2014, and our chief financial officer since April 2013. He served as the qualified accountant of our company since 2006, and as assistant to the general manager, deputy general manager and general manager of the finance department of our company since 2005. Mr. Yang has been a director of AMC since 2009, a director of Sino-Ocean Land Holdings Limited since 2011 and a director of China Life Franklin Asset Management Company Limited since 2014. From 2000 to 2005, Mr. Yang was a senior financial analyst of MOLEX in the United States. Mr. Yang graduated from Beijing University of Technology in 1993 with a bachelor’s degree in engineering. He obtained an MBA from Northeastern University in the United States in 2000. Mr. Yang is a member of the American Institute of Certified Public Accountants (AICPA) and the Association of Chartered Certified Accountants (ACCA). He is currently a director of the eighth session of the board of the Accounting Society of China, a member of the National Accounting Informatization and Standardization Technical Committee, a member of the third session of the China Insurance Solvency Regulatory Standard Committee, and a member of the China Accounting Standards Committee of the Ministry of Finance of the PRC, respectively.

Xiao Jianyou has become the assistant president of our company in July 2015. He has been the general manager of our Jiangsu branch since January 2014. From April 2013 to January 2014, he was the vice general manager (in charge of the management work) at our Jiangsu branch. From 2006 to 2013, he held various positions at our company, including the vice general manager, assistant to general manager and marketing director of Jiangsu branch and general manager and vice general manager of Taizhou branch. Before that, Mr. Xiao held various other positions at our Jiangsu branch, including deputy manager of the marketing department and management department, assistant to general manager, vice general manager (in charge of the management work) and general manager of the individual insurance department. In 1991, Mr. Xiao graduated from Jiangxi Traditional Chinese Medicine College, and received a bachelor of medicine at Jiangxi Traditional Chinese Medicine College and a bachelor of law at Nanjing University, respectively. Mr. Xiao is a senior economist.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2015. The total compensation package for our chairman of the board of directors, executive directors and chairman of the board of supervisors for the year ended December 31, 2015 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2015. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yang Mingsheng	43.52	—	16.67	—	60.19
Lin Dairen	39.78	—	31.40	—	71.18
Su Hengxuan(2)	13.11	—	13.17	—	26.28
Xu Hengping(3)	39.34	—	30.44	—	69.78
Xu Haifeng(4)	39.34	—	30.86	—	70.20
Miao Jianmin	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—
Wang Sidong	—	—	—	—	—
Liu Jiade(5)	—	—	—	—	—
Bruce Douglas Moore(6)	13.33	—	—	—	13.33
Anthony Francis Neoh	30.00	—	—	—	30.00
Chang Tso Tung Stephen	32.00	—	—	—	32.00
Huang Yiping(7)	32.00	—	—	—	32.00
Robinson Drake Pike(8)	16.00	—	—	—	16.00
Tang Xin(9)	—	—	—	—	—
Xia Zhihua(10)	22.95	—	21.35	—	44.30
Miao Ping(11)	39.34	—	31.45	—	70.79
Shi Xiangming	64.12	62.02	34.21	—	160.35
Yang Cuilian(12)	35.90	31.86	21.82	—	89.58
Li Xuejun(13)	35.90	37.38	21.48	—	94.76
Xiong Junhong	—	—	—	—	—
Zhan Zhong(14)	33.34	35.09	13.75	—	82.18
Wang Cuifei(15)	30.77	25.14	13.65	—	69.56

Total	560.74	191.49	280.25	—	1,032.48

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Resigned as executive director and vice president on May 8, 2015.
(3)	Appointed as executive director on July 11, 2015. The amount of compensation includes the compensation received both as our vice president and as executive director.
(4)	Appointed as executive director on July 11, 2015. The amount of compensation includes the compensation received both as our vice president and as executive director.
(5)	Appointed as non-executive director on July 11, 2015.
(6)	Retired as independent director on May 28, 2015.
(7)	Resigned as independent director on March 7, 2016.
(8)	Appointed as independent director on July 11, 2015.
(9)	Appointed as independent director on March 7, 2016.
(10)	Retired as supervisor on July 11, 2015.
(11)	Retired as executive director on May 28, 2015 and appointed as supervisor in July 11, 2015. The amount of compensation includes the compensation received both as executive director and as supervisor.
(12)	Retired as supervisor on July 11, 2015.
(13)	Retired as supervisor on July 11, 2015.
(14)	Appointed as supervisor on July 11, 2015.
(15)	Appointed as supervisor on July 11, 2015.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our assistant president, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2015. The total compensation package for our executive officers for the year ended December 31, 2015 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2015. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Total RMB in ten thousands

Liu Anlin(1)	18.07
Li Mingguang	70.03
Yang Zheng	70.60
Xiao Jianyou(2)	33.06
Zheng Yong	71.35
Huang Xiumei(3)	72.54

Total	335.65

(1)	Resigned as our vice president in March, 2015.
(2)	Appointed as our assistant president in July 2015
(3)	Retired as our financial controller in February 2016.

The aggregate amount of compensation we paid to our five highest paid individual employees, including five supervisors during the year ended December 31, 2015, was approximately RMB 7.82 million (US$1.21 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2015 was approximately RMB 1.6 million (US$0.25 million).

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2015. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 30 to our consolidated financial statements included elsewhere in this annual report.

C. BOARD PRACTICES

General

Our board of directors consists of twelve members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The current term for our board of directors began in May 2015. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Securities and Exchange Act and the New York Stock Exchange which are applicable to us.

The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. At least one-third of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election. The current term for our board of supervisors began in May 2015.

Board Committees

We have established standing audit, nomination and remuneration, risk management and strategy and investment decision committees.

The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Robinson Drake Pike, Chang Tso Tung Stephen and Tang Xin. Mr. Robinson Drake Pike serves as the chairman.

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Chang Tso Tung Stephen, Robinson Drake Pike and Miao Jianmin. Mr. Chang Tso Tung Stephen serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our internal control system, to formulate our operational risk management policy, to review the assessment reports with respect to our operational risks and internal control, and to coordinate and handle sudden and significant risks or crises. Our risk management committee is currently comprised of Anthony Francis Neoh , Xu Hengping, Zhang Xiangxian and Liu Jiade. Mr. Anthony Francis Neoh serves as the chairman.

The primary duties of the strategy and investment decision committee are to formulate our long-term development strategies and significant investment and financing plans, to propose significant projects of capital operation and assets management, and to conduct research and make recommendations on other important matters that affect our development. Our strategy and investment decision committee is currently comprised of Tang Xin, Lin Dairen, Xu Haifeng, Wang Sidong and Anthony Francis Neoh. Mr. Tang Xin serves as the chairman.

D. EMPLOYEES

As of December 31, 2013, 2014 and 2015 we had approximately 100,310, 103,123 and 98,823 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2013, 2014 and 2015.

	As of December 31
	2013		2014		2015
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	21,864	21.80%	22,304	21.63%	23,941	24.23%
Financial and auditing staff	6,974	6.95%	6,287	6.10%	5,373	5.44%
Sales and sales management staff	31,445	31.35%	34,783	33.73%	33,036	33.43%
Underwriters, claim specialists and customer service staff	31,286	31.19%	31,291	30.34%	29,330	29.68%
Other professional and technical staff(1)	3,943	3.93%	3,838	3.72%	2,674	2.71%
Other	4,798	4.78%	4,620	4.48%	4,469	4.52%

Total(2)	100,310	100%	103,123	100%	98,823	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2013, 2014 and 2015, we had approximately 653,000, 743,000 and 979,000 exclusive agents, respectively. During 2015, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. In addition, in August 2015, the CIRC cancelled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhered to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 8, 2016 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	JPMorgan Chase & Co.(1)	589,114,834 (Long position) 84,752,391 (Short position) 308,480,577 (Lending pool)	7.91 1.13 4.14	% % %	2.08 0.30 1.09	% % %
H Shares	BlackRock, Inc (2)	460,307,532 (Long position) 251,000 (Short position)	6.19 0.00	% %	1.63 0.00	% %

Note (1):

JPMorgan Chase & Co. was interested in a total of 589,114,834 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Trust Company of Delaware, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad and JPMorgan Asset Management (UK) Limited were interested in 46,477,472 H shares, 6,123,046 H shares, 354,000 H shares, 3,920,000 H shares, 3,150 H shares, 169,934,859 H shares, 46,602,272 H shares, 308,482,527 H shares, 6,913,508 H shares and 304,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 589,114,834 H shares are 308,480,577 H shares (4.14%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 589,114,834 H shares, 22,497,020 H shares were physically settled listed derivatives, 480,000 H shares were cash settled listed derivatives, 5,760,184 H shares were physically settled unlisted derivatives and 13,279,638 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 84,752,391 H shares (1.13%). Of these 84,752,391 H shares, 15,643,605H shares were physically settled listed derivatives, 16,868,900 H shares were cash settled listed derivatives, 26,136,966 H shares were physically settled unlisted derivatives and 24,170,920` H shares were cash settled unlisted derivatives.

Note (2):

BlackRock, Inc. was interested in a total of 460,307,532 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 2,761,000 H shares, 1,305,000 H shares, 116,466,615 H shares, 161,405,000 H shares, 671,780 H shares, 8,632,352 H shares, 2,439,410 H shares, 1,253,000 H shares, 33,572,252 H shares, 2,010,000 H shares, 43,885,231 H shares, 2,821,700 H shares, 45,147,186 H shares, 17,025,340 H shares, 16,761,226 H shares, 354,000 H shares, 3,389,440 H shares, 105,000 H shares, 266,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 460,307,532 H shares, 6,184,035 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 251,000 H shares (0.00%). These 251,000 H shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2015 and April 8, 2016, there were, respectively, 27,566,101 ADRs representing 137,830,505 H shares, with 34 registered holders, and 28,771,848 ADRs representing 143,859,240 H shares, with 62 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in China Life Insurance (Overseas) Co., Limited, or China Life Overseas, and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, CLPCIC, China Life Overseas and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. China Life Wealth and AMP are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. During the reporting period, we engaged in the following related party transactions with these companies:

•	On March 8, 2015, we entered into a new insurance sales framework agreement with CLPCIC;

•	On February 3, 2016, we entered into a new asset management agreement with IHC;

•	On December 29, 2015, we entered into a new asset management agreement with AMC;

•	On December 30, 2015, CLIC and AMC entered into a new asset management agreement; and

•	On December 30, 2015, January 26, 2016, March 9, 2016, December 30, 2015 and February 3, 2016, we, CLIC, CLPCIC, China Life Overseas and IHC each entered into a framework agreement in relation to the asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth, respectively.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC, CLPCIC, IHC and AMP in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

On February 29, 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase shares of China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. Upon closing, we will own a 43.686% equity interest in CGB and become the largest shareholder of CGB. Our non-executive director, Mr. Liu Jiade, serves as a director of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 70.74% equity interest in China Life Pension. China Life Pension is not considered as our related party under the HKSE Listing Rules or applicable PRC laws and regulations. As our subsidiary, China Life Pension also continued to carry out continuing related party transactions with CLIC, AMC and AMP in the reporting period. These transactions are regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

Our policy management agreement with CLIC expired on December 31, 2014. On December 29, 2014, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2017. Subject to compliance with HKSE Listing Rules, this new agreement will be automatically renewed for a successive term of three years unless terminated by either party by giving to the other party not less than 180 days’ prior written notice upon expiration of the then current term. Pursuant to this policy management agreement, we continued to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis, which, for each semi-annual payment period, equals the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.00; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period. The service fees paid by CLIC to us under policy management agreement for the year ended on December 31, 2015 was RMB 950 million (US$147 million). The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2017 is RMB 1,037 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2015. On December 29, 2015, we and AMC entered into a new asset management agreement on substantially the same terms for a three-year term expiring on December 31, 2018. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2015 was RMB 1,020 million (US$157 million). The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for each of the three years ending on December 31, 2018 is RMB 1,500 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC, which expired on December 31, 2015. A detailed discussion of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 30, 2015, AMC and CLIC entered into a new asset management agreement on substantially the same terms for a three-year term expiring on December 31, 2018, subject to a right of the parties to negotiate a renewal of this new agreement within 90 business days prior to its expiry. Under this new agreement, AMC continued to invest and manage assets entrusted to it by CLIC, which is subject to the investment guidelines and instructions given by CLIC, and CLIC will pay AMC a base service fee in cash at the rate of 0.05% of the investments under management per annum. The service fee for investment in debt investment plans, equity investment plans, project asset-backed plan and customized non-standard products will be determined separately by the parties. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2015 was RMB133 million (US$21 million). The annual cap in respect of the service fees to be paid by CLIC to AMC under the new asset management agreement for the three years ending on December 31, 2018 is RMB 320 million, RMB 310 million and RMB 300 million, respectively.

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2014. A detailed discussion of the terms of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 31, 2014, we entered into a new property leasing agreement with IHC under substantially the same terms for a three-year term expiring on December 31, 2017. Under the new property leasing agreement, IHC agreed to lease to us 1,807 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2015 was RMB 84 million (US$13 million).

Property Transfer Agreement with IHC

On June 27, 2012, we entered into a property transfer framework agreement with IHC for a term of three years. Pursuant to the framework agreement, we proposed to acquire from IHC certain properties for use by our branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties will be transferred in batches pursuant to the standalone agreement to be entered into for each transfer. The purchase price for each property will be valued and determined by qualified intermediaries agreed upon by the parties with reference to prevailing market prices. The total consideration for the properties purchased is expected to be no more than RMB1,700 million. The parties are obligated to cooperate with each other to complete the transfer of title and deliver the properties if the standalone property transfer agreements in respect of such properties are signed prior to the expiration of the framework agreement. The parties cannot transfer any properties under the framework agreement if the standalone property transfer agreements in respect of the properties are not signed prior to the expiration of the framework agreement. This agreement expired on June 26, 2015. As of the date of expiration, 40 properties were transferred to us from IHC for a total consideration of RMB 331 million.

Asset Management Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under an asset management agreement between IHC and us, which expired on December 31, 2015. A detailed discussion of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014. The basic service fee paid by us to IHC under this agreement for the year ended December 31, 2015 was RMB 167 million (US$26 million).

On February 3, 2016, we entered into a new asset management agreement with IHC for a term starting from January 1, 2016 and ending on June 30, 2017. Pursuant to the new asset management agreement, IHC continued to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of unlisted companies, related financial products and securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

In consideration of the services provided by IHC under the new asset management agreement, we agreed to pay IHC fees based on fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, we agreed to pay IHC a basic service fee which is determined based on the investment rate of return of the projects. With respect to the non-fixed return projects, we agreed to pay IHC a basic service fee and also pay a performance fee at the time of exit from the projects with reference to the comprehensive rate of return of the projects. The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the agreement (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects; and the management fee rate is 0.3% for the non-fixed return projects). The performance fee is calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The basic service fee and performance fee payable by us to IHC may not exceed RMB 1 billion during the term of this agreement, and the contractual amount of assets entrusted by us to IHC for investment and management may not exceed RMB 250 billion as at the expiry of this agreement.

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

Continuing Related Party Transactions with CLPCIC

On March 8, 2012, we entered into an insurance sales framework agreement with CLPCIC for a three-year term which ended on March 7, 2015. On March 8, 2015, we entered into a new insurance sales framework agreement with CLPCIC for a term of two years ending on March 7, 2017, and this new agreement will be automatically renewed for one more year after its expiration unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiration. Under the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell certain specified insurance products within authorized regions, and agreed to pay us service fees in cash on a monthly basis in consideration of the services provided. The service fees will be determined by reference to the cost incurred by us plus a marginal profit amount and market practice. The annual caps in respect of the service fees to be paid by CLPCIC to us for the three years ending December 31, 2017 are RMB 1,386 million, RMB 1,738 million and RMB 2,222 million, respectively. The service fees paid to us under the insurance sales framework agreement for the year ended December 31, 2015 was RMB 1,464 million (US$226 million), which exceeded the annual cap of RMB 1,386 million for the year ended December 31, 2015.

Framework Agreements with China Life Wealth

Framework Agreement between China Life Wealth and Us

On December 30, 2015, we entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement became effective upon signing by the parties and will expire on December 31, 2017. Under the agreement, we will enter into certain daily transactions with China Life Wealth, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2017, the annual caps on the management fee payable by the Company for asset management services is RMB 55 million, RMB 180 million and RMB 240 million, respectively; the annual caps on fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 25 million, RMB 50 million and RMB 100 million, respectively, and the annual caps on fees for other daily transactions are RMB 25 million, RMB 50 million and RMB 100 million, respectively.

For the year ended December 31, 2015, the fee payable by the Company for the asset management services was RMB 0 million, the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between China Life Wealth and CLIC

On January 26, 2016, CLIC and China Life Wealth entered into a framework agreement for the subscription of asset management products. The agreement became effective upon signing by the parties and will expire on December 31, 2017. Under the agreement, CLIC will, based on its need for asset allocations, subscribe for the asset management products, in respect of which China Life Wealth acts as manager. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2017, the annual caps on the management fee payable by CLIC for asset management services are RMB 40 million, RMB 70 million and RMB 80 million, respectively.

For the year ended December 31, 2015, the management fee payable by CLIC for the asset management services was RMB 0 million.

Framework Agreement between China Life Wealth and CLPCIC

On March 9, 2016, CLPCIC entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement became effective upon signing by the parties and will expire on December 31, 2017. Under the agreement, CLPCIC will enter into certain daily transactions with China Life Wealth, including asset management services, sales agency services for asset management products and related services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2017, the annual caps on the management fee payable by CLPCIC for asset management services is RMB 5 million, RMB 180 million and RMB 300 million, respectively; the annual caps on fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 2 million, RMB 150 million and RMB 200 million, respectively, and the annual caps on fees for other daily transactions are RMB 5 million, RMB 50 million and RMB 50 million, respectively.

For the year ended December 31, 2015, the fee payable by CLPCIC for the asset management services was RMB 0 million, the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between China Life Wealth and China Life Overseas

On December 30, 2015, China Life Overseas entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement became effective upon signing by the parties and will expire on December 31, 2017. Under the agreement, China Life Overseas will enter into certain daily transactions with China Life Wealth, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2017, the annual caps on the management fee payable by China Life Overseas for the asset management services is RMB 10 million, RMB 30 million and RMB 50 million, respectively; the annual caps on fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 5 million, RMB 5 million and RMB 10 million, respectively, and the annual caps on the fees for other daily transactions are RMB 5 million, RMB 5 million and RMB 10 million, respectively.

For the year ended December 31, 2015, the fee payable by China Life Overseas for the asset management services was RMB 0 million, the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between China Life Wealth and IHC

On February 3, 2016, IHC entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement became effective upon signing by the parties and will expire on December 31, 2017. Under the agreement, IHC will enter into certain daily transactions with China Life Wealth, including asset management services, sales agency services for asset management products and related services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2017, the annual caps on the management fee payable by IHC for the asset management services is RMB 20 million, RMB 30 million and RMB 50 million, respectively; the annual caps on fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 10 million, RMB 40 million and RMB 80 million, respectively, and the annual caps on fees for other daily transactions are RMB 10 million, RMB 40 million and RMB 80 million, respectively.

For the year ended December 31, 2015, the fee payable by IHC for the asset management services was RMB 0.4 million (US$0.06 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

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

For the year ended December 31, 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 3,910 million (US$604 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 5,818 million (US$898 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee paid by us for the asset management for specific clients was RMB 1.49 million (US$0.23 million), and the fees for other daily transactions was RMB 0.42 million (US$0.06 million).

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

For the year ended December 31, 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB 0 million, the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, and the fees for other daily transactions was RMB 0 million.

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

For the year ended December 31, 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 6,250 million (US$965 million), and the redemption price and corresponding redemption fee for the redemption of fund products was RMB 555 million (US$86 million).

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

For the year ended December 31, 2015, the subscription price for the fund products was RMB 0 million, the redemption price for the fund products was RMB 0 million, the subscription fee for the fund products was RMB 0 million, the redemption fee for the fund products was RMB 0 million, the sales commission fee and client maintenance fee paid by AMP were RMB 0 million, and the fees for other daily transactions were RMB 0.03 million (US$0.0046 million).

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB pursuant to several negotiated deposit agreements between CGB and us. A detailed discussion of these agreements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 26, 2011, April 26, 2012 and April 26, 2013, respectively.

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

A detailed discussion of this related party transaction framework agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014.

As at December 31, 2015, the total amount of our deposits at CGB was RMB 9,660 million (US$1,491 million). The amount of major non-deposit related party transactions between CGB and us for the year ended December 31, 2015 was RMB 539 million (US$83 million).

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us and the framework agreements between China Life Wealth and each of us, CLIC, CLPCIC, China Life Overseas and IHC are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 19, 2014 and December 22, 2015, respectively.

The property purchase framework agreement between IHC and us is subject to reporting and announcement requirements only under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on June 27, 2012.

The new asset management agreement entered into between IHC and us on February 3, 2016 is subject to reporting, announcement and annual review requirements only and is exempt from independent shareholders’ approval under the HKSE Listing Rules. However, the transaction is subject to approval by the shareholders’ general meeting of our company under the SSE Listing Rules. We made an announcement disclosing this transaction on October 28, 2015 and obtained the approval of the shareholders’ general meeting of our company on December 29, 2015.

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

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of us, CLIC, CLPCIC, China Life Overseas and IHC, the asset management agreement between us and IHC, and the framework agreements between AMP and each of us, China Life Pension, CLIC and CLPCIC, which were subject to reporting, announcement, annual review and/or independent shareholders’ approval requirements under the HKSE Listing Rules and confirmed that:

1)	the transactions were entered into in the ordinary and usual course of our business;

2)	the transactions were conducted on normal commercial terms;

3)	the transactions were entered into in accordance with the agreements governing those transactions and on the terms that are fair and reasonable and in the interest of the shareholders; and

4)	except that the service fees paid by CLPCIC to us under the insurance sales framework agreement for the year ended December 31, 2015 exceeded the annual cap by RMB 78 million (US$12 million), the amounts of the remaining transactions had not exceeded the relevant annual caps as announced by us.

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 23, 2016 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.42 per share, totaling approximately RMB 11,871 million (US$1,833 million), for the year ended December 31, 2015. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2015.

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

We paid dividends of RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009, RMB 0.40 per share in respect of 2010, RMB 0.23 per share in respect of 2011, RMB 0.14 per share in respect of 2012, RMB 0.30 per share in respect of 2013 and RMB 0.40 per share in respect of 2014. Our board of directors has recommended the declaration of final dividends of RMB 0.42 per share in respect of 2015. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

B. SIGNIFICANT CHANGES

On February 29, 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase 23.686% of the shares of CGB, for RMB 23,312 million. Upon closing, our equity interest in CGB will be increased from 20% to 43.686% and we will become the largest shareholder of CGB. This transaction will not render CGB our consolidated subsidiary. As of the date of this annual report, this transaction is still pending relevant regulatory approvals.

In March 2016, the PRC State Council approved the expansion of the scope of Value Added Tax, or VAT, to several key sectors including real estate, construction, financial services and lifestyle services, effective May 1, 2016. Our primary business will be subject to 6% VAT instead of the 5% business tax, or BT, which previously had applied to our business. We expect that the implementation of VAT will have an effect on our business and operations, including, among other things, our product development and pricing, finance management, management of receipts and IT systems. However, as the detailed implementation rules have not yet been fully announced, we are currently unable to assess the extent to which the implementation of VAT will affect our businesses or operations.

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

Preparation and Review

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by CIRC. C-ROSS requirements have not been considered in the embedded value results as of 31 December 2015, as updated Chinese EV guidance under C-ROSS has not been released. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the MOF and SAT issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2015 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “Sensitivity Results”.

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 5.1% to 5.5% by 0.1% every year (remaining level thereafter). 12% grading to 16% by 1% every year (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2015 and the value of one year’s sales for the 12 months to 31 December 2015, the corresponding results as at 31 December 2014 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2015	December 31, 2014
A	Adjusted Net Worth	268,729	194,236
B	Value of In-Force Business before Cost of Solvency Margin	335,500	300,712
C	Cost of Solvency Margin	(43,951)	(40,042)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	291,549	260,670
E	Embedded Value (A + D)	560,277	454,906
F	Value of One Year’s Sales before Cost of Solvency Margin	35,684	26,633
G	Cost of Solvency Margin	(4,155)	(3,380)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	31,528	23,253

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Value of One Year’s Sales by Channel

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
	Value of One Year’s Sales
Channel	2015	2014
Exclusive Individual Agent Channel	28,851	21,740
Group Insurance Channel	371	464
Bancassurance Channel	2,306	1,048

Total	31,528	23,253

Notes:

1)	Numbers may not be additive due to rounding.
2)	Taxable income is based on earnings calculated using solvency reserves.

Movement analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2015.

Table 3

Analysis of Embedded Value Movement in 2015

ITEM		RMB million

A	Embedded Value at Start of Year	454,906
B	Expected Return on Embedded Value	44,956
C	Value of New Business in the Period	31,528
D	Operating Experience Variance	2,685
E	Investment Experience Variance	20,591
F	Methodology, Model and Assumption Changes	(5,602)
G	Market Value and Other Adjustments	14,199
H	Exchange Gains or Losses	745
I	Shareholder Dividend Distribution	(3,699)
J	Other	(34)
K	Embedded Value as at 31 December 2015 (sum A through J)	560,277

Notes:

1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2015 opening net worth.
C	Value of new business sales in 2015.
D	Reflects the difference between actual operating experience in 2015 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2015.
F	Reflects the effect of projection method, model enhancements and assumption changes.
G	Change in the market value adjustment from the beginning of year 2015 to 31 December 2015 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders and issuance of Core Tier 2 Capital Securities during 2015.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results		RMB million
		Value of in-force business after cost of solvency margin	Value of one year’s sales after cost of solvency margin

	Base case scenario	291,549	31,528
1.	Risk discount rate of 11.5%	278,043	29,953
2.	Risk discount rate of 10.5%	306,029	33,222
3.	10% increase in investment return	338,279	37,274
4.	10% decrease in investment return	245,077	25,789
5.	10% increase in expenses	288,643	29,372
6.	10% decrease in expenses	294,454	33,685
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	289,720	31,388
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	293,398	31,669
9.	10% increase in lapse rates	290,806	30,959
10.	10% decrease in lapse rates	292,199	32,029
11.	10% increase in morbidity rates	288,533	31,355
12.	10% decrease in morbidity rates	294,595	31,704
13.	10% increase in claim ratio of short term business	291,150	30,662
14.	10% decrease in claim ratio of short term business	291,947	32,395
15.	Solvency margin at 150% of statutory minimum	269,973	29,388
16.	Using 2013 EV assumptions	297,864	32,291
17.	Taxable income based on the accounting profit in accordance to the Provisions on the Accounting Treatment Related to Insurance Contracts under one possible scenario	292,818	31,338

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Towers Watson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2015 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“WTW”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2015, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2015;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. It is noted that the China Risk Oriented Solvency System (“C-ROSS”) requirements have not been considered in the embedded value results as of 31 December 2015, as updated Chinese EV guidance under C-ROSS has not been released. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Michael Freeman            Wesley Cui

23rd March 2016

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

On December 29, 2006, the ratio of ADSs to H shares was reduced from 40 H shares to 15 H shares. On May 26, 2015, the ratio of ADSs to H shares was further reduced from 15 H shares to 5 H shares. Our A shares were listed and commenced trading on the Shanghai Stock Exchange on January 9, 2007 under the stock code “601628”.

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2011	32.6000	17.2400	62.93	33.52	22.3200	14.8100
2012	25.3000	17.0600	49.69	33.47	21.4000	15.8700
2013	27.2000	17.5000	52.62	34.27	21.9200	12.9100
2014	30.5000	19.7800	58.84	38.59	34.1500	13.0700
2015	40.0000	24.3000	78.53	15.14	41.1900	21.3500
Quarterly
First Quarter, 2014	24.2500	20.1500	45.37	39.00	15.1300	13.0700
Second Quarter, 2014	22.7500	19.7800	43.63	38.59	14.8100	13.4200
Third Quarter, 2014	23.9500	20.2500	46.95	39.38	15.9100	13.6200
Fourth Quarter, 2014	30.5000	21.2500	58.84	40.92	34.1500	14.8400
First Quarter, 2015	34.0500	29.6000	67.24	56.60	40.6300	31.9800
Second Quarter, 2015	40.0000	32.6500	78.53	20.86	41.1900	28.7600
Third Quarter, 2015	33.7500	24.3000	21.30	15.14	36.0800	21.3500
Fourth Quarter, 2015	30.8000	24.4000	20.23	15.42	30.4200	25.5300
First Quarter, 2016	25.0500	16.3200	15.22	10.33	28.3100	19.6600
Monthly
October 2015	30.8000	26.8000	20.23	17.44	27.6100	25.5300
November 2015	29.1500	26.7500	18.67	17.50	29.9500	25.6300
December 2015	27.1000	24.4000	17.44	15.42	30.4200	26.7200
January 2016	25.0500	18.1200	15.22	11.66	28.3100	19.8500
February 2016	18.2800	16.3200	11.98	10.33	22.2000	19.6600
March 2016	19.5000	16.8000	12.57	11.13	24.0900	20.6700
April 2016 (through April 8, 2016)	18.5200	17.9400	11.94	11.34	24.0400	22.9500

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represented 15 H shares prior to May 26, 2015 and represents 5 H shares since May 26, 2015.

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

Our business scope, set forth in Article 10 of our articles of association, is to engage in life, accident and health insurance businesses; reinsurance business relating to the foregoing; fund investment businesses authorized by laws, regulations or the State Council; agency business, consulting business and provision of services, in each case relating to life insurance; fund sales business; and other business as approved by the insurance regulatory authority of the PRC.

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

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2014 by the CSRC. Any amendment to the relevant mandatory provisions will only become effective after approval by the relevant governmental departments authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC, China Life Wealth, CGB and AMP.

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

The withdrawal of H shares upon the surrender of ADRs, and the issuance of ADRs upon the deposit of H shares, will also attract stamp duty at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a passing of the beneficial interest in the H shares under Hong Kong law. The issuance of the ADRs upon the deposit of H shares issued directly to the depositary of the ADSs, or for the account of the depositary, will not be subject to any stamp duty. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

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

Passive Foreign Investment Company. In general, a non-U.S. corporation will be a passive foreign investment company, or a “PFIC”, if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income”. In determining whether we are a PFIC, we will be treated as if we directly owned our proportionate share of the assets and received our proportionate share of the income of any other corporation in which we own 25% or more of the shares by value.

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under subchapter L if it were a domestic corporation”. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent that income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income. The PFIC provisions also exclude from the definition of “passive income” any income derived in the active conduct of a banking trade or business. We believe that we were not classified as a PFIC in 2015, and currently do not expect to be classified as a PFIC for any future tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business or engaged in the active conduct of a banking trade or business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future. The IRS has issued proposed regulations regarding the application of the PFIC provisions to insurance companies and banks, and final regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on the determination of our status as a PFIC. In general, a U.S. shareholder of a PFIC is subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) its shares in the PFIC. In general, a shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the shares was earned in equal portions throughout the holder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax for the period. The special tax and the interest charge generally will not apply to a U.S. shareholder that validly makes a “qualified electing fund” election under section 1295 of the Code with respect to the shares of the PFIC. We do not intend to comply with the requirements necessary to permit a U.S. Holder to make such an election with respect to H shares or ADSs.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing a comparatively low interest rate environment in general. In November 2014, the PBOC reduced the interest rate on one-year term deposits, a key benchmark rate, from 3.00% to 2.75%. During 2015, the interest rate was further reduced five times, from 2.75% to 1.50%. If interest rates were to decline in the future, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate. However, if interest rates were to increase, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but we did not raise the cap set by us on the rates we guarantee for non-participating insurance products, sales of some of our products, including our non-participating investment type products, could be adversely affected.

For the years ended December 31, 2015, 2014 and 2013, our investment yield was 6.24%, 5.36% and 4.86% respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2015, 2014 and 2013.

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	30,816	63,843	61,139	51,973	44,020	647,267	899,058	945,831
Average interest rate	4.84%	4.94%	4.23%	5.26%	4.86%	4.79%	4.79%

in US$	266				12	57	335	340
Average interest rate	10.25%	0.00%	0.00%	0.00%	6.47%	5.88%	9.36%

Variable rate bonds
in RMB	3,516	684	204	160	28	1,989	6,581	6,572
Average interest rate	4.21%	5.62%	4.67%	6.52%	5.81%	4.09%	4.40%

Term deposits
in RMB	176,350	173,684	88,157	48,500	70,500	—	557,191	557,191
Average interest rate	4.54%	5.14%	4.94%	5.99%	4.63%	0.00%	4.93%

in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Liabilities
Securities sold under agreements to repurchase	31,354	—	—	—	—	—	31,354	31,354
Average interest rate	2.34%	—	—	—	—	—	2.34%

Long-term borrowings	—	—	—	—	2,643	—	2,643	2,643
Average interest rate	—	—	—	—	3.54%	—	3.54%

Investment contracts	2,736	1,772	1,447	573	564	77,014	84,106	82,644
Average interest rate	1.43%	1.17%	1.11%	2.16%	2.31%	2.20%	2.14%

Long-term insurance contracts	164,129	112,595	117,163	23,291	20,247	1,261,348	1,698,773
Average guaranteed interest rate	2.49%	2.53%	2.88%	2.54%	2.50%	2.50%	2.53%

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2015, 2014 and 2013.

	As of December 31,
	2013		2014		2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	154,957	154,957	236,030	236,030	411,623	411,623
Securities at fair value through profit or loss	3,416	3,416	23,840	23,840	43,006	43,006
Available-for-sale	151,541	151,541	212,190	212,190	368,617	368,617

A hypothetical 10% decline in the December 31, 2015, 2014 and 2013 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 4,301 million, RMB 2,384 million and RMB 342 million, respectively.

A hypothetical 10% decline in the December 31, 2015, 2014 and 2013 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 36,862 million, RMB 21,219 million and RMB 15,154 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currency which exposes us to foreign currency exchange risk in our loans is British pound. In June 2014, to fund our overseas investments, we obtained a fixed-interest rate bank loan of 275 million British pounds sterling with a term of five years. We recorded RMB 812 million (US$125 million) in foreign exchange gains for the year ended December 31, 2015, resulting mainly from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2015, 2014 and 2013.

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	597	4	—	—	12	92	705	711
Average interest rate	4.51%	0.13%	—	—	6.47%	4.18%	4.48%

Term deposits
in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Cash and cash equivalents
in US$	3,743	—	—	—	—	—	3,743	3,743
Average interest rate	0.03%	—	—	—	—	—	0.03%

in HK$	636	—	—	—	—	—	636	636
Average interest rate	0.00%	—	—	—	—	—	0.00%

in British pound	132	—	—	—	—	—	132	132
Average interest rate	0.01%	—	—	—	—	—	0.01%

Liabilities
Long-term borrowings
in British pound	—	—	—	2,643	—	—	2,643	2,643
Average interest rate	—	—	—	4.02%	—	—	4.02%

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
	(in millions)
Debt securities

in US$	6	260	—	—	—	48	314	319
Average interest rate	4.74%	10.25%	—	—	—	6.33%	9.54%

Term deposits

in US$	8,774	—	—	—	—	—	8,774	8,774
Average interest rate	2.53%	—	—	—	—	—	2.53%

Cash and cash equivalents

in US$	3,662	—	—	—	—	—	3,662	3,662
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	68	—	—	—	—	—	68	68
Average interest rate	0.01%	—	—	—	—	—	0.01%

in British pound	54	—	—	—	—	—	54	54
Average interest rate	0.05%	—	—	—	—	—	0.05%

Liabilities
Long-term borrowings

in British pound	—	—	—	—	2,623	—	2,623	2,623
Average interest rate	—	—	—	—	3.54%	—	3.54%

	Expected Maturity Date
As of December 31, 2013	2014	2015	2016	2017	2018	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	—	6	266	—	—	33	305	307
Average interest rate	—	5.38%	10.25%	—	—	5.85%	9.68%

Term deposits
in US$	10,400	—	—	—	—	—	10,400	10,400
Average interest rate	3.13%	—	—	—	—	—	3.13%

Cash and Cash equivalents
in US$	1,823	—	—	—	—	—	1,823	1,823
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	222	—	—	—	—	—	222	222
Average interest rate	0.01%	—	—	—	—	—	0.01%

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2015 to April 8, 2016.

Category of Expenses	Amount Reimbursed from January 1, 2015 to April 8, 2016
NYSE listing fees	US$	87,000.00
Legal fees	US$	29,145.76
Investor relations(1)	US$	741,528.50
Broker reimbursements(2)	US$	90,286.02

Total	US$	947,960.28

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS

See “Item 10. Additional Information—Articles of Association”.

B. USE OF PROCEEDS

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-110615), filed by us in connection with our initial public offering of H shares in the United States. In connection with the registration of the H shares, a registration statement on Form F-6 (File No. 333-110622) was also filed for ADSs representing such H shares. Each of these two registration statements was declared effective by the SEC on December 11, 2003. Our H shares commenced trading on the Hong Kong Stock Exchange on December 18, 2003 and the ADSs on the New York Stock Exchange on December 17, 2003.

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

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2015, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2015.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The Company’s internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which is on pages F-3 and F-4 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Chang Tso Tung Stephen qualifies as an audit committee financial expert as defined in Item 16A of Form 20-F. Mr. Chang Tso Tung Stephen is “independent” in accordance with the applicable requirements of Rule 10A-3 of the Securities Exchange Act of 1934. Mr. Chang was appointed as an independent non-executive director and a member of the audit committee of our Company in October 2014. For Mr. Chang’s biographical information, see “Item 6. Directors, Senior Management and Employees”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2015 and 2014.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2015	60	—	—	—
2014	55	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2015, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised twelve directors, including four executive directors, four non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only at least once a year. On December 22, 2015, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2015, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2015, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2015 filed with the CSRC that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant(5)

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.8	Property Leasing Agreement(5)

4.9	Property Transfer Framework Agreement(4)

4.10	Entrustment and Account Management Agreement for Corporate Annuity Fund(5)

4.11	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(5)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005) and Post-Effective Amendment No. 2 to Form F-6 (file No. 333-164005) filed with the Commission on January 4, 2010, January 27, 2015 and May 1, 2015, respectively.

(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the Commission on April 26, 2013.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Lin Dairen
	Name:	Lin Dairen

	Title:	President and Executive Director

Date: April 22, 2016

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2015

CHINA LIFE INSURANCE COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Life Insurance Company Limited at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 22, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). China Life Insurance Company Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Life Insurance Company Limited’s internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Life Insurance Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of China Life Insurance Company Limited as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Hong Kong
April 22, 2016

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
ASSETS
Property, plant and equipment	6	26,974	25,348
Investment properties	7	1,237	1,283
Investments in associates and joint ventures	8	47,175	44,390
Held-to-maturity securities	9.1	504,075	517,283
Loans	9.2	207,267	166,453
Term deposits	9.3	562,622	690,156
Statutory deposits – restricted	9.4	6,333	6,153
Available-for-sale securities	9.5	770,516	607,531
Securities at fair value through profit or loss	9.6	137,990	53,052
Securities purchased under agreements to resell	9.7	21,503	11,925
Accrued investment income	9.8	49,552	44,350
Premiums receivable	11	11,913	11,166
Reinsurance assets	12	1,420	1,032
Other assets	13	23,642	19,411
Cash and cash equivalents		76,096	47,034

Total assets		2,448,315	2,246,567

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2015

	Notes	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,715,985	1,603,446
Investment contracts	15	84,106	72,275
Policyholder dividends payable		107,774	74,745
Interest-bearing loans and borrowings	16	2,643	2,623
Bonds payable	17	67,994	67,989
Financial liabilities at fair value through profit or loss		856	10,890
Securities sold under agreements to repurchase	18	31,354	46,089
Annuity and other insurance balances payable		30,092	25,617
Premiums received in advance		32,266	15,850
Other liabilities	19	26,514	20,062
Deferred tax liabilities	28	16,953	19,375
Current income tax liabilities		5,347	52
Statutory insurance fund	20	217	223

Total liabilities		2,122,101	1,959,236

Equity
Share capital	33	28,265	28,265
Other equity instruments	34	7,791	—
Reserves	35	163,381	145,919
Retained earnings		123,055	109,937

Attributable to equity holders of the Company		322,492	284,121

Non-controlling interests		3,722	3,210

Total equity		326,214	287,331

Total liabilities and equity		2,448,315	2,246,567

Approved and authorised for issue by the Board of Directors on 23 March 2016.

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million	2013 RMB million
REVENUES
Gross written premiums		363,971	331,010	326,290
Less: premiums ceded to reinsurers		(978)	(515)	(556)

Net written premiums		362,993	330,495	325,734
Net change in unearned premium reserves		(692)	(390)	(921)

Net premiums earned		362,301	330,105	324,813

Investment income	21	97,582	93,548	82,816
Net realised gains on financial assets	22	32,297	7,120	5,793
Net fair value gains through profit or loss	23	10,209	5,808	137
Other income		5,060	4,185	4,324

Total revenues		507,449	440,766	417,883

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(221,701)	(192,659)	(193,671)
Accident and health claims and claim adjustment expenses	24	(21,009)	(16,752)	(11,263)
Increase in insurance contract liabilities	24	(109,509)	(105,883)	(107,354)
Investment contract benefits	25	(2,264)	(1,958)	(1,818)
Policyholder dividends resulting from participation in profits		(33,491)	(24,866)	(18,423)
Underwriting and policy acquisition costs		(35,569)	(27,147)	(25,690)
Finance costs	26	(4,320)	(4,726)	(4,032)
Administrative expenses		(27,458)	(25,432)	(24,805)
Other expenses		(7,428)	(4,151)	(3,864)
Statutory insurance fund contribution	20	(743)	(701)	(637)

Total benefits, claims and expenses		(463,492)	(404,275)	(391,557)

Share of profit of associates and joint ventures, net	8	1,974	3,911	3,125

Profit before income tax	27	45,931	40,402	29,451
Income tax	28	(10,744)	(7,888)	(4,443)

Net profit		35,187	32,514	25,008

Attributable to:
- Equity holders of the Company		34,699	32,211	24,765
- Non-controlling interests		488	303	243

Basic and diluted earnings per share	29	RMB1.22	RMB1.14	RMB0.88

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million	2013 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		54,080	70,342	(25,135)
Amount transferred to net profit from other comprehensive income		(32,297)	(7,120)	(5,793)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(12,767)	(11,035)	2,635
Share of other comprehensive income of associates and joint ventures under the equity method		353	120	(332)
Exchange differences on translating foreign operations		10	—	—
Income tax relating to components of other comprehensive income	28	(2,242)	(13,023)	7,050

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		7,137	39,284	(21,575)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		7,137	39,284	(21,575)

Total comprehensive income for the year, net of tax		42,324	71,798	3,433

Attributable to:
- Equity holders of the Company		41,775	71,443	3,203
- Non-controlling interests		549	355	230

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2015

					Non- controlling interests
	Attributable to equity holders of the Company					Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 33)	(Note 34)	(Note 35)
As at 1 January 2013	28,265	—	112,509	80,311	2,016	223,101
Net profit	—	—	—	24,765	243	25,008
Other comprehensive income	—	—	(21,562)	—	(13)	(21,575)

Total comprehensive income	—	—	(21,562)	24,765	230	3,433

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	88	88
Appropriation to reserves (Note 35)	—	—	6,082	(6,082)	—	—
Dividends paid (Note 31)	—	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	—	(80)	(80)

Total transactions with owners	—	—	6,082	(10,039)	8	(3,949)

As at 31 December 2013	28,265	—	97,029	95,037	2,254	222,585

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2015

					Non- controlling interests
	Attributable to equity holders of the Company					Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 33)	(Note 34)	(Note 35)
As at 1 January 2014	28,265	—	97,029	95,037	2,254	222,585
Net profit	—	—	—	32,211	303	32,514
Other comprehensive income	—	—	39,232	—	52	39,284

Total comprehensive income	—	—	39,232	32,211	355	71,798

Transactions with owners
Capital paid in by non-controlling interests	—	—	826	—	692	1,518
Appropriation to reserves (Note 35)	—	—	8,832	(8,832)	—	—
Dividends paid (Note 31)	—	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	—	(91)	(91)

Total transactions with owners	—	—	9,658	(17,311)	601	(7,052)

As at 31 December 2014	28,265	—	145,919	109,937	3,210	287,331

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2015

					Non- controlling interests
	Attributable to equity holders of the Company					Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 33)	(Note 34)	(Note 35)
As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	34,699	488	35,187
Other comprehensive income	—	—	7,076	—	61	7,137

Total comprehensive income	—	—	7,076	34,699	549	42,324

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	80	80
Capital paid in by other equity instruments holders	—	7,791	—	—	—	7,791
Appropriation to reserves (Note 35)	—	—	10,090	(10,090)	—	—
Dividends paid (Note 31)	—	—	—	(11,491)	—	(11,491)
Dividends to non-controlling interests	—	—	—	—	(117)	(117)
Others	—	—	296	—	—	296

Total transactions with owners	—	7,791	10,386	(21,581)	(37)	(3,441)

As at 31 December 2015	28,265	7,791	163,381	123,055	3,722	326,214

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2015

	2015 RMB million	2014 RMB million	2013 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	45,931	40,402	29,451
Adjustments for:
Investment income	(97,582)	(93,548)	(82,816)
Net realised and unrealised gains on financial assets	(42,506)	(12,928)	(5,930)
Amount of investment cost below the fair value for identifiable net assets of an associate	—	—	(683)
Insurance contracts	112,142	108,955	109,843
Depreciation and amortisation	2,036	2,124	2,026
Foreign exchange losses/(gains)	(812)	(268)	437
Share of profit of associates and joint ventures, net	(1,974)	(3,911)	(3,125)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(100,089)	(13,698)	(449)
Financial liabilities at fair value through profit or loss	403	9,704	—
Receivables and payables	70,482	41,330	23,300
Income tax paid	(8,380)	(1,923)	(5,343)
Interest received—securities at fair value through profit or loss	1,225	1,902	1,002
Dividends received—securities at fair value through profit or loss	313	106	579

Net cash inflows/(outflows) from operating activities	(18,811)	78,247	68,292

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	11,546	21,242	20,623
Maturities of debt securities	41,806	22,407	15,244
Disposals of equity securities	400,451	285,647	231,864
Property, plant and equipment	199	437	159
Disposal of subsidiaries	3,875	—	—
Purchases:
Debt securities	(53,340)	(115,808)	(122,952)
Equity securities	(522,787)	(312,544)	(223,449)
Property, plant and equipment	(8,384)	(5,048)	(3,724)
Additional capital contribution to associates and joint ventures	(766)	(5,671)	(2,386)
Decrease/(increase) in term deposits, net	124,838	(25,972)	(23,456)
Decrease/(increase) in securities purchased under agreements to resell, net	(9,602)	(3,630)	(7,401)
Interest received	81,688	78,903	72,667
Dividends received	8,828	4,258	2,861
Decrease/(increase) in policy loans, net	(11,305)	(13,478)	(20,283)

Net cash inflows/(outflows) from investing activities	67,047	(69,257)	(60,233)

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2015

	2015 RMB million	2014 RMB million	2013 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(13,757)	25,663	(48,073)
Cash received from issuing other equity instruments	7,791	—	—
Cash received from borrowings	—	2,881	—
Cash repaid to lenders	—	(10)	—
Interest paid	(4,471)	(4,618)	(4,083)
Dividends paid to equity holders of the Company	(11,491)	(8,479)	(3,957)
Dividends paid to non-controlling interests	(117)	(91)	(80)
Capital injected into subsidiaries by non-controlling interests	2,630	1,358	88

Net cash inflows/(outflows) from financing activities	(19,415)	16,704	(56,105)

Foreign exchange gains/(losses) on cash and cash equivalents	241	10	(76)
Net increase/(decrease) in cash and cash equivalents	29,062	25,704	(48,122)

Cash and cash equivalents
Beginning of the year	47,034	21,330	69,452

End of the year	76,096	47,034	21,330

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	74,135	45,439	20,036
Short-term bank deposits	1,961	1,595	1,294

The notes on pages 14 to 88 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 23 March 2016.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2015

Standards

Annual Improvements 2010—2012 Cycle

Annual Improvements 2011—2013 Cycle

The Annual Improvements 2010—2012 Cycle issued in January 2014 sets out amendments to a number of IFRSs and International Accounting Standards (“IASs”). Details of the main amendments that are effective for the current year are as follows:

IFRS 8 Amendments – Operating Segments

The amendments to IFRS 8 clarify that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2015 (continued)

IAS 24 Amendments – Related Party Disclosures

The amendments to IAS 24 clarify that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. These amendments are not relevant for the Group as it does not receive any management services from other entities.

The Annual Improvements 2011—2013 Cycle issued in January 2014 sets out amendments to a number of IFRSs and IASs. Details of the main amendments that are effective for the current year are as follows:

IFRS 3 Amendments – Business Combinations

The amendments to IFRS 3 clarify that joint arrangements, not just joint ventures, are outside the scope of IFRS 3. This scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendments have had no impact on the Group as the Company is not a joint arrangement.

IFRS 13 Amendments – Fair Value Measurement

The amendments to IFRS 13 clarify that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 Financial Instruments and IAS 39 Recognition and Measurement. The amendments have had no impact on the Group’s consolidated financial statements.

In addition, the Group has adopted the amendments to the Listing Rules relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016

IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016

IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016

IAS 7 Amendments	Statement of Cash Flows	1 January 2017

IFRS 9	Financial Instruments	1 January 2018

IFRS 15	Revenue from Contracts with Customers	1 January 2018

IFRS 16	Leases	1 January 2019

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any impact on the Group’s consolidated financial statements since the Group has no intention to apply the equity method in the separate financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These amendments eliminate the inconsistency between the requirements in IFRS 10 and those in IAS 28 Investments in Associates and Joint Ventures with regard to dealing with the contribution or sale of assets between an investor and its associate or joint venture. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. The amendments are not expected to have any material impact on the Group’s consolidated financial statements.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. It is not expected that the amendments would be relevant to the Group, since the Group has no joint operation as at 31 December 2015.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments are not expected to have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10.

IAS 7 Amendments – Statement of Cash Flows

In January 2016, the IASB published amendments to IAS 7 Statement of Cash Flows. The amendments require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments should be applied for annual periods beginning on or after 1 January 2017, early application permitted. When an entity first applies the amendments, it is not required to provide comparative information for preceding periods.

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

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. In September 2015, the IASB issued amendments to IFRS 15 regarding a one-year deferral of the mandatory effective date of IFRS 15 to 1 January 2018. IFRS 15 is not applied to the insurance contracts and financial instruments, which are the main sources of the Group’s revenue. The Group is currently assessing the impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2015 (continued)

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases. It requires lessees to recognise leases as assets and liabilities on their balance sheets, with certain exemptions. The lessor accounting is substantially unchanged. IFRS 16 will be effective for annual periods beginning on or after 1 January 2019. Early application is permitted, provided that IFRS 15 Revenue from Contracts with Customers is applied. The Group is currently assessing the impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2012—2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. No material changes to the accounting policies of the Group are expected as a result of these annual improvements.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2015. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker—president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resources allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

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

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.3, 7, and 10 based on the lowest level input that is significant to the fair value measurement as a whole.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

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

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds and trust schemes). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of ‘these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.19	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

2.21	Current and deferred income taxation

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.22	Operating leases

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23	Provisions and contingencies

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

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of consideration. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	term deposits and loans: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are given in Note 8.

3.4	Income tax

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

3.5	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group sponsors certain structured entities (e.g. funds), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2015, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), and some trust schemes issued and managed by third parties in the consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

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

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	2015 RMB million	%	2014 RMB million	%
Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	38,314	11.55%	62,635	20.56%
Xin Annuity (b)	35,606	10.74%	2,171	0.71%
Kang Ning Whole Life (c)	23,508	7.09%	24,623	8.08%
Fu Lu Shuang Xi Participating Endowment (d)	22,265	6.71%	29,749	9.76%
Hong Fu Participating Endowment (e)	63	0.02%	149	0.05%
Others (f)	211,826	63.89%	185,350	60.84%

Total	331,582	100.00%	304,677	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	80	0.07%	56	0.06%
Xin Annuity (b)	13	0.01%	—	—
Kang Ning Whole Life (c)	3,692	3.20%	3,556	3.74%
Fu Lu Shuang Xi Participating Endowment (d)	3,136	2.72%	2,367	2.49%
Hong Fu Participating Endowment (e)	54,374	47.17%	10,255	10.77%
Others (f)	53,982	46.83%	78,944	82.94%

Total	115,277	100.00%	95,178	100.00%

	As at 31 December 2015		As at 31 December 2014
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	43,788	2.58%	63,701	4.01%
Xin Annuity (b)	38,917	2.29%	2,184	0.14%
Kang Ning Whole Life (c)	214,120	12.60%	191,865	12.08%
Fu Lu Shuang Xi Participating Endowment (d)	93,267	5.49%	75,857	4.77%
Hong Fu Participating Endowment (e)	37,810	2.23%	92,985	5.85%
Others (f)	1,270,871	74.81%	1,162,308	73.15%

Total	1,698,773	100.00%	1,588,900	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Annuity is an annuity insurance contract with single premium. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. Annuity is paid at the basic sum insured. Maturity benefit is paid at the premium received (without interest). Death benefit is paid at the premium received (without interest) or the cash value of the insurance contract, whichever greater.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(d)	Fu Lu Shuang Xi is an endowment insurance contract with the options for regular premium of 3 years, 5 years or 10 years. The premium shall be paid annually, semiannually, quarterly or monthly. Its insured period extends from the effective date of the insurance contract to the corresponding date of the year when the policyholders turn 75-year-old. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Starting from the effective date of the insurance contract, the survival benefit is paid every two policy years on the corresponding date at 10% of the basic sum insured; the disease death benefit and maturity benefit are paid at the contractual amount of disease death benefit and maturity benefit.

(e)	Hong Fu is a participating endowment insurance contract with the options for single premium or regular premium of 3 years. Its insured period can be 6 years or 9 years. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. Accident death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB14,597 million or RMB15,253 million (as at 31 December 2014: RMB12,971 million or RMB13,554 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB4,032 million or RMB4,229 million (as at 31 December 2014: RMB5,191 million or RMB5,478 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB45,811 million or RMB52,049 million (as at 31 December 2014: RMB41,300 million or RMB46,868 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB315 million lower or higher, respectively (as at 31 December 2014: RMB258 million).

The following table indicates the claim development for short-term insurance contracts without taking account of reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2011	2012	2013	2014	2015	Total
Current year	8,002	8,056	11,476	16,499	20,497
1 year later	8,279	8,164	11,872	17,265
2 years later	8,090	8,123	11,775
3 years later	8,090	8,123
4 years later	8,090

Estimated accumulated claims expenses	8,090	8,123	11,775	17,265	20,497	65,750
Accumulated claims expenses paid	(8,090)	(8,123)	(11,775)	(16,145)	(12,349)	(56,482)

Unpaid claims expenses	—	—	—	1,120	8,148	9,268

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2011	2012	2013	2014	2015	Total
Current year	7,889	7,916	11,331	16,379	20,359
1 year later	8,161	8,035	11,743	17,127
2 years later	7,977	7,997	11,645
3 years later	7,977	7,997
4 years later	7,977

Estimated accumulated claims expenses	7,977	7,997	11,645	17,127	20,359	65,105
Accumulated claims expenses paid	(7,977)	(7,997)	(11,645)	(16,013)	(12,255)	(55,887)

Unpaid claims expenses	—	—	—	1,114	8,104	9,218

4.2	Financial risk

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

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

As at 31 December 2015, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB416 million (as at 31 December 2014: RMB883 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits—restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,928 million (as at 31 December 2014: RMB6,675 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

As at 31 December 2015, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB2,248 million (as at 31 December 2014: RMB1,054 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB22,999 million (as at 31 December 2014: RMB12,881 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments and loans denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR.

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2015 and 2014, expressed in RMB equivalent:

As at 31 December 2015	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	4,715	8,442	—	—	172	13,329
- Securities at fair value through profit or loss	3,413	70	1,139	2,190	1,056	7,868
Debt securities
- Held-to-maturity securities	68	—	—	—	—	68
- Available-for-sale securities	266	—	—	—	—	266
- Securities at fair value through profit or loss	371	—	15	8	8	402
Term deposits	5,431	—	—	—	—	5,431
Cash and cash equivalents	3,743	636	132	14	6	4,531

Total	18,007	9,148	1,286	2,212	1,242	31,895

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,643	—	—	2,643

Total	—	—	2,643	—	—	2,643

As at 31 December 2014		US dollar		HK dollar	GB pound	Total
Financial assets
Equity securities
- Available-for-sale securities		—		8,303	—	8,303
Debt securities
- Held-to-maturity securities		54		—	—	54
- Available-for-sale securities		260		—	—	260
Term deposits		8,774		—	—	8,774
Cash and cash equivalents		3,662		68	54	3,784

Total		12,750		8,371	54	21,175

Financial liabilities
Interest-bearing loans and borrowings		—		—	2,623	2,623

Total		—		—	2,623	2,623

As at 31 December 2015, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB1,592 million (as at 31 December 2014: RMB1,025 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB1,085 million (as at 31 December 2014: RMB830 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2015 were RMB812 million (2014: exchange gains of RMB268 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2015 and 2014.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2015, 98.9% (as at 31 December 2014: 99.1%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2015, 99.6% (as at 31 December 2014: 99.6% ) of the subordinated bonds or debts held by the Group either have credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2015, 99.9% (as at 31 December 2014: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits—restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2015 and 2014.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2015 and 2014.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2015	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	411,623	411,623	—	—	—	—
Debt securities	1,000,958	—	130,340	214,106	170,658	910,196
Loans	207,267	—	96,901	48,829	56,003	41,634
Term deposits	562,622	—	190,658	296,268	128,322	—
Statutory deposits—restricted	6,333	—	484	6,404	232	—
Securities purchased under agreements to resell	21,503	—	21,503	—	—	—
Accrued investment income	49,552	—	31,218	18,327	7	—
Premiums receivable	11,913	—	11,913	—	—	—
Cash and cash equivalents	76,096	—	76,096	—	—	—

Subtotal	2,347,867	411,623	559,113	583,934	355,222	951,830

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,715,985	—	(81,630)	(44,697)	26,347	(2,789,186)
Investment contracts	84,106	—	(16,199)	(16,207)	(11,334)	(108,091)
Contractual cash outflows
Securities sold under agreements to repurchase	31,354	—	(31,354)	—	—	—
Financial liabilities at fair value through profit or loss	856	(856)	—	—	—	—
Annuity and other insurance balances payable	30,092	—	(30,092)	—	—	—
Interest-bearing loans and borrowings	2,643	—	(107)	(214)	(2,693)	—
Bonds payable	67,994	—	(33,424)	(39,774)	—	—

Subtotal	1,933,030	(856)	(192,806)	(100,892)	12,320	(2,897,277)

Net cash inflows/(outflows)	414,837	410,767	366,307	483,042	367,542	(1,945,447)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2014	Carrying value	Without maturity	No later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	236,030	236,030	—	—	—	—
Debt securities	941,836	—	72,234	186,342	186,285	982,202
Loans	166,453	—	85,652	27,423	44,344	36,144
Term deposits	690,156	—	212,356	367,662	155,236	26,621
Statutory deposits—restricted	6,153	—	182	2,620	4,434	—
Securities purchased under agreements to resell	11,925	—	11,925	—	—	—
Accrued investment income	44,350	—	31,928	8,413	4,009	—
Premiums receivable	11,166	—	11,166	—	—	—
Cash and cash equivalents	47,034	—	47,034	—	—	—

Subtotal	2,155,103	236,030	472,477	592,460	394,308	1,044,967

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,603,446	—	(60,896)	(118,434)	(22,634)	(2,463,567)
Investment contracts	72,275	—	(14,703)	(15,192)	(9,827)	(84,013)
Contractual cash outflows
Securities sold under agreements to repurchase	46,089	—	(46,089)	—	—	—
Financial liabilities at fair value through profit or loss	10,890	(10,890)	—	—	—	—
Annuity and other insurance balances payable	25,617	—	(25,617)	—	—	—
Interest-bearing loans and borrowings	2,623	—	(106)	(213)	(2,783)	—
Bonds payable	67,989	—	(3,424)	(73,198)	—	—

Subtotal	1,828,929	(10,890)	(150,835)	(207,037)	(35,244)	(2,547,580)

Net cash inflows/(outflows)	326,174	225,140	321,642	385,423	359,064	(1,502,613)

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

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB107,774 million as at 31 December 2015 (as at 31 December 2014: RMB74,745 million). As at 31 December 2015, declared dividends of RMB56,597 million (as at 31 December 2014: RMB44,515 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB49,905 million and RMB33,471 million, respectively for the year ended 31 December 2015 (2014: RMB47,589 million and RMB24,064 million, respectively), payable within one year.

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

The Group is also subject to other local capital requirements, such as statutory deposits—restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 35 and Note 20, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratios, as well as the solvency ratio based on dynamic solvency testing.

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Actual capital	282,820	236,151
Minimum capital	85,676	80,193
Solvency ratio	330%	294%

According to CIRC Order [2008] No.1, Solvency Regulations of Insurance Companies, the solvency ratio is computed by dividing the actual capital by the minimum capital. The CIRC closely monitors those insurance companies with a solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with a solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with a solvency ratio above 100% but with significant solvency risk identified would be required to take necessary rectifying actions.

In addition, pursuant to “Notification of Related Matters on Official Implementation of China Risk Oriented Solvency System” released by the CIRC, insurance companies should implement “Insurance Institution Solvency Regulations” (No.1—No.17) (“Solvency II”) from 1 January 2016. The Company will compute solvency ratio in accordance with Solvency II, recognising, assessing and managing variant risks starting from 1 January 2016.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2015, assets classified as Level 1 accounted for approximately 35.24% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

As at 31 December 2015, assets classified as Level 2 accounted for approximately 57.47% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2015, assets classified as Level 3 accounted for approximately 7.29% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2015:

	Fair value measurement using			Total
	Quoted prices in active market	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities	233,527	51,940	62,343	347,810
- Debt securities	20,575	380,823	501	401,899
Securities at fair value through profit or loss
- Equity securities	40,411	711	1,884	43,006
- Debt securities	18,304	76,680	—	94,984

Total	312,817	510,154	64,728	887,699

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(856)	—	—	(856)
Investment contracts at fair value through profit or loss	(14)	—	—	(14)

Total	(870)	—	—	(870)

The following table presents the changes in Level 3 assets for the year ended 31 December 2015:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	21,635	542	22,678
Purchases	—	39,449	—	39,449
Transferred into Level 3	—	2,785	1,319	4,104
Transferred out of Level 3	—	(390)	(329)	(719)
Total gains recorded in profit or loss	—	—	352	352
Total gains recorded in other comprehensive income	—	3,664	—	3,664
Sales	—	(4,800)	—	(4,800)

Closing balance	501	62,343	1,884	64,728

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2014:

	Fair value measurement using			Total
	Quoted prices in active market	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities	151,817	23,479	21,635	196,931
- Debt securities	25,437	369,403	501	395,341
Securities at fair value through profit or loss
- Equity securities	22,716	582	542	23,840
- Debt securities	18,805	10,407	—	29,212

Total	218,775	403,871	22,678	645,324

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(10,890)	—	—	(10,890)
Investment contracts at fair value through profit or loss	(21)	—	—	(21)

Total	(10,911)	—	—	(10,911)

The following table presents the changes in Level 3 assets for the year ended 31 December 2014:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million

Opening balance	301	13,588	—	13,889
Purchases	200	5,935	—	6,135
Transferred into Level 3	—	363	473	836
Transferred out of Level 3	—	(377)	—	(377)
Total gains recorded in profit or loss	—	—	69	69
Total gains recorded in other comprehensive income	—	2,126	—	2,126

Closing balance	501	21,635	542	22,678

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2015, RMB59,214 million (2014: RMB22,436 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB12,129 million (2014: RMB10,344 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2015 and 2014, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2015 and 2014, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

(iv) Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 32, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

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

The Group has restated the comparative amounts of 2013 based on the adjusted operating segments as follows.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains /(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
- Term life	3,476	—	—	—	—
- Whole life	28,119	—	—	—	—
- Endowment	177,871	—	—	—	—
- Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
- Equity holders of the Company						34,699
- Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076
Depreciation and amortisation	1,388	263	240	145	—	2,036

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

5	SEGMENT INFORMATION (continued)

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
- Term life	2,871	—	—	—	—
- Whole life	29,767	—	—	—	—
- Endowment	217,662	—	—	—	—
- Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains/(losses) on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures, net	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
- Equity holders of the Company						32,211
- Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232
Depreciation and amortisation	1,427	324	221	152	—	2,124

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

5	SEGMENT INFORMATION (continued)

	As at 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,059,641	50,013	6,961	27,421	—	2,144,036
Others	7,881	3,985	312	44,390	—	56,568

Segment assets	2,067,522	53,998	7,273	71,811	—	2,200,604

Unallocated
Property, plant and equipment						25,348
Others						20,615

Total						2,246,567

Liabilities
Insurance contracts	1,558,714	38,872	5,860	—	—	1,603,446
Investment contracts	63,710	8,565	—	—	—	72,275
Securities sold under agreements to repurchase	43,310	1,076	152	1,551	—	46,089
Others	90,703	2,732	372	13,513	—	107,320

Segment liabilities	1,756,437	51,245	6,384	15,064	—	1,829,130

Unallocated
Others						130,106

Total						1,959,236

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2013 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	290,778	24,713	10,799	—	—	326,290
- Term life	2,327	—	—	—	—
- Whole life	29,782	—	—	—	—
- Endowment	209,034	—	—	—	—
- Annuity	49,635	—	—	—	—
Net premiums earned	290,738	24,180	9,895	—	—	324,813
Investment income	80,640	1,665	253	258	—	82,816
Net realised gains and impairment on financial assets	5,679	117	18	(21)	—	5,793
Net fair value gains/(losses) through profit or loss	149	3	—	(15)	—	137
Other income	870	66	—	4,266	(878)	4,324
Including: inter-segment revenue	—	—	—	878	(878)	—

Segment revenues	378,076	26,031	10,166	4,488	(878)	417,883

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(192,621)	(1,047)	(3)	—	—	(193,671)
Accident and health claims and claim adjustment expenses	—	(8,027)	(3,236)	—	—	(11,263)
Increase in insurance contract liabilities	(101,311)	(5,981)	(62)	—	—	(107,354)
Investment contract benefits	(1,749)	(69)	—	—	—	(1,818)
Policyholder dividends resulting from participation in profits	(18,369)	(54)	—	—	—	(18,423)
Underwriting and policy acquisition costs	(17,529)	(4,408)	(3,012)	(741)	—	(25,690)
Finance costs	(3,931)	(81)	(12)	(8)	—	(4,032)
Administrative expenses	(16,968)	(3,384)	(2,581)	(1,872)	—	(24,805)
Other expenses	(3,090)	(149)	(577)	(926)	878	(3,864)
Including: inter-segment expenses	(857)	(18)	(3)	—	878	—
Statutory insurance fund contribution	(470)	(92)	(75)	—	—	(637)

Segment benefits, claims and expenses	(356,038)	(23,292)	(9,558)	(3,547)	878	(391,557)

Share of profit of associates and joint ventures	—	—	—	3,125	—	3,125

Segment results	22,038	2,739	608	4,066	—	29,451

Income tax						(4,443)

Net profit						25,008

Attributable to
- Equity holders of the Company						24,765
- Non-controlling interests						243

Other comprehensive income attributable to equity holders of the Company	(20,696)	(428)	(66)	(372)	—	(21,562)
Depreciation and amortisation	1,392	271	221	142	—	2,026

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2015	22,777	6,676	1,392	6,333	1,246	38,424
Transfers upon completion	1,486	6	—	(1,686)	172	(22)
Additions	54	352	128	2,981	13	3,528
Disposals	(64)	(418)	(133)	(63)	(123)	(801)

As at 31 December 2015	24,253	6,616	1,387	7,565	1,308	41,129

Accumulated depreciation
As at 1 January 2015	(6,640)	(4,473)	(996)	—	(943)	(13,052)
Charge for the year	(839)	(658)	(135)	—	(116)	(1,748)
Disposals	33	393	126	—	117	669

As at 31 December 2015	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	16,113	2,203	396	6,333	303	25,348

As at 31 December 2015	16,783	1,878	382	7,565	366	26,974

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2014	19,949	6,730	1,448	6,125	1,166	35,418
Transfers upon completion	2,781	268	—	(3,194)	100	(45)
Additions	175	361	2	3,614	13	4,165
Disposals	(128)	(683)	(58)	(212)	(33)	(1,114)

As at 31 December 2014	22,777	6,676	1,392	6,333	1,246	38,424

Accumulated depreciation
As at 1 January 2014	(5,910)	(4,349)	(883)	—	(858)	(12,000)
Charge for the year	(788)	(778)	(167)	—	(111)	(1,844)
Disposals	58	654	54	—	26	792

As at 31 December 2014	(6,640)	(4,473)	(996)	—	(943)	(13,052)

Impairment
As at 1 January 2014	(25)	—	—	—	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2014	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2014	14,014	2,381	565	6,125	308	23,393

As at 31 December 2014	16,113	2,203	396	6,333	303	25,348

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

7	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2015	1,435
Additions	—

As at 31 December 2015	1,435

Accumulated depreciation
As at 1 January 2015	(152)
Charge for the year	(46)

As at 31 December 2015	(198)

Net book value
As at 1 January 2015	1,283

As at 31 December 2015	1,237

Fair value
As at 1 January 2015	2,080

As at 31 December 2015	2,238

Buildings RMB million
Cost
As at 1 January 2014	1,435
Additions	—

As at 31 December 2014	1,435

Accumulated depreciation
As at 1 January 2014	(106)
Charge for the year	(46)

As at 31 December 2014	(152)

Net book value
As at 1 January 2014	1,329

As at 31 December 2014	1,283

Fair value
As at 1 January 2014	2,045

As at 31 December 2014	2,080

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

7	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorized as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2015.

The fair values of investment properties of the Group as at 31 December 2015 amounted to RMB2,238 million (as at 31 December 2014: RMB2,080 million), which was estimated by the Group having regard to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

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

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2015 RMB million	2014 RMB million
As at 1 January	44,390	34,775
Investments in associates and joint ventures	766	5,671
Scrip dividend	—	268
Share of profit	2,984	3,911
Other equity movements	649	280
Dividend received (i)	(604)	(515)
Impairment (ii)	(1,010)	—

As at 31 December	47,175	44,390

(i)	2014 final dividend of HKD0.165 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 12 May 2015. On 22 May 2015, Sino-Ocean made the announcement of scrip dividend plan, according to which the shareholders could elect to receive the 2014 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB286 million. 2015 interim dividend of HKD0.075 per ordinary share was approved and declared in the board meeting of Sino-Ocean on 21 August 2015, and each shareholder could elect to receive the 2015 interim dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB136 million.
(ii)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean, which is listed in Hong Kong. As at 31 December 2015, the stock price of Sino-Ocean was HKD4.97 per share. As its business performance declined in 2015, and the quoted market price of Sino-Ocean (stock price per share multiplies shares held by the Group) was below the carrying value for more than one year, the Group performed an impairment test to this investment. As at 31 December 2015, the recoverable amount of this investment valued using the discounted future cash flow method was approximately RMB12.40 billion and therefore an impairment loss of RMB1.01 billion was made for this investment in 2015. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively. The impairment for this investment is included in Share of profit of associates and joint ventures, net in the consolidated statement of comprehensive income.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2015, the Group owned the following associates and joint ventures:

Name	Country of incorporation	Percentage of equity interest held
Associates
China Guangfa Bank Co., Ltd (“CGB”)	PRC	20.00%
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.998%
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%
Annoroad Gene Technology (Beijing) Co., Ltd. (“Annoroad Technology”)(i)	PRC	16.67%
Joint ventures
10 Upper Bank Street SLP	Jersey Island	70.00%
China Life (Sanya) Healthy Investment Company Limited (“Sanya Company”)(ii)	PRC	51.00%

(i)	In June 2015, the Group contributed RMB250 million in Annoroad Technology, holding 16.67% of its equity interests. According to the provisions of the agreement, the Group can impose a significant influence over Annoroad Technology’s financial and operating decisions through its general meeting and board of directors, and therefore accounted for it as an associate.
(ii)	In December 2015, the Group contributed RMB306 million in Sanya Company, holding 51.00% of its equity interests. According to the investment agreement and the articles of association of Sanya Company, the Group has joint control with another investor over Sanya Company, and therefore accounted for it as a joint venture.

As at 31 December 2014, the Group owned the following associates and joint ventures:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	20.00%
CLP&C	PRC	40.00%
Sino-Ocean	Hong Kong, PRC	29.46%
COFCO Futures	PRC	35.00%
Joint venture
10 Upper Bank Street SLP	Jersey Island	70.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2015 and for the year ended 31 December 2015:

	CGB RMB million	CLP&C RMB million	Sino- Ocean RMB million	COFCO Futures RMB million	Annoroad Technology RMB million	10 Upper Bank Street SLP RMB million	Sanya Company RMB million
Total assets	1,836,587	65,634	148,185	8,598	337	8,503	600
Total liabilities	1,739,047	46,103	99,995	6,146	7	4,449	—
Total equity	97,540	19,531	48,190	2,452	330	4,054	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	19,531	41,231	2,452	330	4,054	600
Total adjustments (i)	—	—	239	—	—	(534)	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	19,531	41,470	2,452	330	3,520	600
Proportion of the Group’s ownership	20.00%	40.00%	29.998%	35.00%	16.67%	70.00%	51.00%
Gross carrying value of the investments	22,553	7,812	13,407	1,397	246	2,464	306
Impairment	—	—	(1,010)	—	—	—	—
Net carrying value of the investments	22,553	7,812	12,397	1,397	246	2,464	306

Total revenues	54,735	46,829	31,226	390	100	432	—
Net profit/(loss)	9,064	2,258	2,251	15	(37)	496	—
Other comprehensive income	1,028	379	(80)	(15)	—	45	—
Total comprehensive income	10,092	2,637	2,171	—	(37)	541	—

The following table illustrates the summarised financial information of the Group’s associates and joint ventures as at 31 December 2014 and for the year ended 31 December 2014:

	CGB RMB million	CLP&C RMB million	Sino- Ocean RMB million	COFCO Futures RMB million	10 Upper Bank Street SLP RMB million
Total assets	1,648,056	52,769	132,212	9,784	8,199
Total liabilities	1,560,607	35,876	87,829	7,245	4,450
Total equity	87,449	16,893	44,383	2,539	3,749
Total equity attributable to equity holders of the associates and joint ventures	87,449	16,893	40,491	2,539	3,749
Total adjustments (i)	—	—	984	—	(209)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	87,449	16,893	41,475	2,539	3,540
Proportion of the Group’s ownership	20.00%	40.00%	29.46%	35.00%	70.00%
Gross carrying value of the investments	20,535	6,757	13,186	1,434	2,478
Impairment	—	—	—	—	—
Net carrying value of the investments	20,535	6,757	13,186	1,434	2,478

Total revenues	44,644	36,522	40,411	3,306	241
Net profit	12,037	1,407	4,606	84	142
Other comprehensive income	2,120	318	(19)	8	(299)
Total comprehensive income	14,157	1,725	4,587	92	(157)

The Group had no contingent liabilities or capital commitments with the associates and joint ventures as at 31 December 2015 and 31 December 2014.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Debt securities
Government bonds	79,438	88,843
Government agency bonds	126,097	126,140
Corporate bonds	146,405	146,595
Subordinated bonds/debts	152,135	155,705

Total	504,075	517,283

Debt securities
Listed in mainland, PRC	61,916	68,199
Listed in Hong Kong, PRC	50	37
Listed in Singapore	24	23
Unlisted	442,085	449,024

Total	504,075	517,283

The estimated fair value of all held-to-maturity securities was RMB550,844 million as at 31 December 2015 (as at 31 December 2014: RMB526,526 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities - Contractual maturity schedule	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	2,000	11,823
After one year but within five years	86,198	70,592
After five years but within ten years	167,450	149,986
After ten years	248,427	284,882

Total	504,075	517,283

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Policy loans	84,959	73,654
Other loans (i)	122,308	92,799

Total	207,267	166,453

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	90,250	80,214
After one year but within five years	84,078	53,894
After five years but within ten years	24,239	32,345
After ten years	8,700	—

Total	207,267	166,453

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2015, RMB172,983 million (as at 31 December 2014: RMB84,300 million) of asset management products had been managed by China Life Asset Management Company Limited (“AMC”), a subsidiary of the Company, of which RMB37,978 million (as at 31 December 2014: RMB39,571 million) was owned by the Group. Meanwhile, the Group also owned RMB75,936 million (as at 31 December 2014: RMB50,034 million) of asset management products managed by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the national annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2015, the Group’s investment income from the above asset management products was RMB6,455 million (2014: RMB4,137 million), and the related asset management fee received by AMC for all asset management products it issued was RMB224 million (2014: RMB171 million).

9.3	Term deposits

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	181,780	200,214
After one year but within five years	380,842	463,442
After five years but within ten years	—	26,500

Total	562,622	690,156

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS (continued)

9.4	Statutory deposits - restricted

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Contractual maturity schedule:
Within one year	300	—
After one year but within five years	6,033	6,153

Total	6,333	6,153

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in conformity with regulations of the CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Available-for-sale securities, at fair value Debt securities
Government bonds	25,713	26,328
Government agency bonds	145,399	138,487
Corporate bonds	206,767	206,511
Subordinated bonds/debts	19,298	22,798
Others (i)	4,722	1,217

Subtotal	401,899	395,341

Equity securities
Funds	163,366	83,121
Common stocks	74,629	71,592
Preferred stocks	18,712	3,000
Wealth management products	50,053	21,038
Others (i)	41,050	18,180

Subtotal	347,810	196,931

Available-for-sale securities, at cost
Equity securities
Others (i)	20,807	15,259

Total	770,516	607,531

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Debt securities
Listed in mainland, PRC	42,022	46,137
Listed in Singapore	266	260
Unlisted	359,611	348,944

Subtotal	401,899	395,341

Equity securities
Listed in mainland, PRC	85,658	71,553
Listed in Hong Kong, PRC	8,391	8,303
Listed in Singapore	172	—
Unlisted	274,396	132,334

Subtotal	368,617	212,190

Total	770,516	607,531

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Debt securities - Contractual maturity schedule	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	32,598	13,939
After one year but within five years	135,866	139,737
After five years but within ten years	112,419	120,284
After ten years	121,016	121,381

Total	401,899	395,341

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Debt securities
Government bonds	603	254
Government agency bonds	5,689	4,085
Corporate bonds	88,291	24,873
Others	401	—

Subtotal	94,984	29,212

Equity securities
Funds	6,119	499
Common stocks	36,887	23,341

Subtotal	43,006	23,840

Total	137,990	53,052

Debt securities
Listed in mainland, PRC	8,852	5,920
Listed overseas	56	—
Unlisted	86,076	23,292

Subtotal	94,984	29,212

Equity securities
Listed in mainland, PRC	32,427	23,488
Listed in Hong Kong	70	—
Listed overseas	6,099	—
Unlisted	4,410	352

Subtotal	43,006	23,840

Total	137,990	53,052

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

9.7	Securities purchased under agreements to resell

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Maturing:
Within 30 days	21,503	11,925

Total	21,503	11,925

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

9	FINANCIAL ASSETS (continued)

9.8	Accrued investment income

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Bank deposits	31,705	27,084
Debt securities	15,703	15,667
Others	2,144	1,599

Total	49,552	44,350

Current	31,218	31,928
Non-current	18,334	12,422

Total	49,552	44,350

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2015	As at 31 December 2014	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	504,075	517,283	550,844	526,526
Loans	207,267	166,453	207,267	166,453
Term deposits	562,622	690,156	562,622	690,156
Statutory deposits - restricted	6,333	6,153	6,333	6,153
Available-for-sale securities, at fair value	749,709	592,272	749,709	592,272
Securities at fair value through profit or loss	137,990	53,052	137,990	53,052
Securities purchased under agreements to resell	21,503	11,925	21,503	11,925
Cash and cash equivalents	76,096	47,034	76,096	47,034
Investment contracts (iii)	(84,106)	(72,275)	(82,644)	(70,694)
Financial liabilities at fair value through profit or loss	(856)	(10,890)	(856)	(10,890)
Securities sold under agreements to repurchase	(31,354)	(46,089)	(31,354)	(46,089)
Bonds payable (iii)	(67,994)	(67,989)	(69,580)	(68,370)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity under Level 1 was RMB29,777 million and under Level 2 was RMB521,067 million as at 31 December 2015 (as at 31 December 2014: Level 1 RMB69,506 million and Level 2 RMB457,020 million).
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair values of investment contracts at amortised cost and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of investment contracts at amortised cost and bonds payable were classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

11	PREMIUMS RECEIVABLE

As at 31 December 2015, the carrying value of premiums receivable within one year was RMB11,899 million (as at 31 December 2014: RMB11,143 million).

12	REINSURANCE ASSETS

	As at 31 December 2015	As at 31 December 2014
	million	RMB million
Long-term insurance contracts ceded (Note 14)	1,246	908
Due from reinsurance companies	37	20
Ceded unearned premiums (Note 14)	87	65
Claims recoverable from reinsurers (Note 14)	50	39

Total	1,420	1,032

Current	174	124
Non-current	1,246	908

Total	1,420	1,032

13	OTHER ASSETS

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Receivable from constructors	6,341	1,656
Land use rights	5,998	6,137
Investments receivable	4,242	4,104
Automated policy loans	2,520	2,281
Tax refundable	936	2,449
Due from related parties	772	684
Others	2,833	2,100

Total	23,642	19,411

Current	17,274	12,956
Non-current	6,368	6,455

Total	23,642	19,411

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2015	4.80%~5.00%
As at 31 December 2014	4.80%~5.00%

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

Discount rate assumptions
As at 31 December 2015	3.42%~5.78%
As at 31 December 2014	3.52%~5.96%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2015	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Gross
Long-term insurance contracts	1,698,773	1,588,900
Short-term insurance contracts
- Claims and claim adjustment expenses	9,268	7,316
- Unearned premiums	7,944	7,230

Total, gross	1,715,985	1,603,446

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(1,246)	(908)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(50)	(39)
- Unearned premiums (Note 12)	(87)	(65)

Total, ceded	(1,383)	(1,012)

Net
Long-term insurance contracts	1,697,527	1,587,992
Short-term insurance contracts
- Claims and claim adjustment expenses	9,218	7,277
- Unearned premiums	7,857	7,165

Total, net	1,714,602	1,602,434

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2015	2014
	RMB million	RMB million
Notified claims	2,135	835
Incurred but not reported	5,181	3,820

Total as at 1 January - Gross	7,316	4,655

Cash paid for claims settled
- Cash paid for current year claims	(12,349)	(9,636)
- Cash paid for prior year claims	(6,865)	(4,557)
Claims incurred
- Claims arising in current year	20,497	16,499
- Claims arising in prior years	669	355

Total as at 31 December - Gross	9,268	7,316

Notified claims	1,748	2,135
Incurred but not reported	7,520	5,181

Total as at 31 December - Gross	9,268	7,316

The table below presents movements in unearned premium reserves:

	2015			2014
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	7,230	(65)	7,165	6,896	(121)	6,775
Increase	7,944	(87)	7,857	7,230	(65)	7,165
Release	(7,230)	65	(7,165)	(6,896)	121	(6,775)

As at 31 December	7,944	(87)	7,857	7,230	(65)	7,165

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2015	2014
	RMB million	RMB million
As at 1 January	1,588,900	1,482,946
Premiums	331,582	304,677
Release of liabilities (i)	(300,990)	(265,137)
Accretion of interest	68,741	69,214
Change in assumptions
- Change in discount rates	8,510	(4,599)
- Change in other assumptions (ii)	987	420
Other movements	1,043	1,379

As at 31 December	1,698,773	1,588,900

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
(ii)	For the year ended 31 December 2015, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB980 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB7 million.

For the year ended 31 December 2014, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB441 million. This change reflected the Group’s most recent experience and future expectations about morbidity rate as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB21 million.

15	INVESTMENT CONTRACTS

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Investment contracts with DPF at amortised cost	50,295	47,962
Investment contracts without DPF
- At amortised cost	33,797	24,292
- At fair value through profit or loss	14	21

Total	84,106	72,275

The table below presents movements of investment contracts with DPF:

	2015	2014
	RMB million	RMB million
As at 1 January	47,962	46,555
Deposits received	3,746	3,486
Deposits withdrawn, payments on death and other benefits	(2,543)	(3,334)
Policy fees deducted from account balances	(34)	(33)
Interest credited	1,164	1,288

As at 31 December	50,295	47,962

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Guaranteed loans	17 June 2019	3.54%	2,643	2,623

17	BONDS PAYABLE

As at 31 December 2015, all bonds payable were subordinated bonds with a total carrying value of RMB67,994 million (as at 31 December 2014: RMB67,989 million) and the par value of RMB68,000 million (as at 31 December 2014: RMB68,000 million).

			Par Value
Issue date	Maturity date	Interest rate p.a.	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			68,000	68,000

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

Subordinated bonds are measured at amortised cost as described in Note 2.14.

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Interbank market	27,922	41,477
Stock exchange market	3,432	4,612

Total	31,354	46,089

Maturing:
Within 30 days	31,354	42,971
After 30 but within 90 days	—	118
After 90 days	—	3,000

Total	31,354	46,089

As at 31 December 2015, bonds with a carrying value of RMB28,802 million (as at 31 December 2014: RMB42,177 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2015, the carrying value of securities deposited in the collateral pool was RMB67,169 million (as at 31 December 2014: RMB49,963 million). The collateral is restricted from trading during the period of the repurchase transaction.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

19	OTHER LIABILITIES

	As at 31 December 2015 RMB million	As at 31 December 2014 RMB million
Interest payable to policyholders	6,410	5,008
Salary and welfare payable	5,220	4,589
Commission and brokerage payable	2,598	1,919
Payable to third party holders of consolidated trust schemes	2,550	—
Agent deposits	1,117	761
Interest payable of subordinated debts	1,045	1,044
Stock appreciation rights (Note 30)	845	1,025
Payable to constructors	634	783
Tax payable	511	717
Others	5,584	4,216

Total	26,514	20,062

Current	26,514	20,062
Non-current	—	—

Total	26,514	20,062

20	STATUTORY INSURANCE FUND

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

21	INVESTMENT INCOME

	For the year ended 31 December
	2015	2014	2013
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	24,541	25,357	22,588
- available-for-sale securities	18,526	18,571	16,188
- at fair value through profit or loss	1,382	1,571	963
Equity securities
- available-for-sale securities	8,950	4,458	3,408
- at fair value through profit or loss	326	106	579
Bank deposits	32,285	34,934	32,667
Loans	11,115	8,138	5,773
Securities purchased under agreements to resell	368	299	556
Others	89	114	94

Total	97,582	93,548	82,816

For the year ended 31 December 2015, the interest income included in investment income was RMB88,306 million (2014: RMB88,984 million, 2013: RMB78,829 million). All interest income was accrued using the effective interest method.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Debt securities
Realised gains	(4)	142	385
Reversal of impairment	—	—	—

Subtotal	(4)	142	385

Equity securities
Realised gains	32,622	8,127	9,211
Impairment	(321)	(1,149)	(3,803)

Subtotal	32,301	6,978	5,408

Total	32,297	7,120	5,793

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2015, the Group recognised an impairment charge of RMB147 million (2014: RMB146 million, 2013: RMB142 million) of available-for-sale funds, an impairment charge of RMB174 million (2014: RMB1,003 million, 2013: RMB3,517 million) of available-for-sale common stocks, and no impairment charge (2014: Nil, 2013: RMB144 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Debt securities	766	2,272	(239)
Equity securities	9,324	4,977	305
Stock appreciation rights	180	(255)	71
Financial liabilities at fair value through profit or loss	(61)	(1,186)	—

Total	10,209	5,808	137

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

For the year ended 31 December 2013
Life insurance death and other benefits	193,755	(84)	193,671
Accident and health claims and claim adjustment expenses	11,392	(129)	11,263
Increase in insurance contract liabilities	107,442	(88)	107,354

Total	312,589	(301)	312,288

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Interest expenses for bonds payable	3,430	3,433	3,423
Interest expenses for securities sold under agreements to repurchase	784	1,234	609
Interest expenses for interest-bearing loans and borrowings	106	59	—

Total	4,320	4,726	4,032

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Employee salaries and welfare costs	13,045	11,564	10,789
Housing benefits	824	787	740
Contribution to the defined contribution pension plan	1,678	1,553	1,932
Depreciation and amortisation	2,036	2,124	2,026
Foreign exchange losses/(gains)	(812)	(268)	437
Auditors’ remuneration	60	55	52

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Current taxation—Enterprise income tax	15,408	6,455	428
Deferred taxation	(4,664)	1,433	4,015

Taxation charges	10,744	7,888	4,443

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2014: 25%, 2013: 25%) is as follows:

	For the year ended 31 December
	2015 RMB million	2014 RMB million	2013 RMB million
Profit before income tax	45,931	40,402	29,451
Tax computed at the statutory tax rate	11,483	10,101	7,363
Non-taxable income (i)	(3,324)	(3,434)	(3,172)
Expenses not deductible for tax purposes (i)	2,655	1,190	200
Tax losses utilised from previous periods	(41)	—	—
Unused tax losses	1	19	51
Others	(30)	12	1

Income tax at the effective tax rate	10,744	7,888	4,443

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

28	TAXATION (continued)

(c)	As at 31 December 2015 and 2014, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged) / credited to net profit	552	(1,940)	(45)	(1,433)
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(15,805)	—	(15,805)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,759	—	—	2,759
- Others	—	23	—	23

As at 31 December 2014	(8,316)	(12,095)	1,036	(19,375)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged) / credited to net profit	3,673	843	148	4,664
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(5,445)	—	(5,445)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
- Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB727 million as at 31 December 2015 (as at 31 December 2014: RMB879 million). Unrecognised deductible temporary differences of the Group amounted to RMB186 million as at 31 December 2015 (as at 31 December 2014: RMB166 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

28	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	9,528	4,219
- deferred tax assets to be recovered within 12 months	2,639	2,027

Subtotal	12,167	6,246

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(26,850)	(24,130)
- deferred tax liabilities to be settled within 12 months	(2,270)	(1,491)

Subtotal	(29,120)	(25,621)

Net deferred tax liabilities	(16,953)	(19,375)

29	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2015 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2014 and 2013: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

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

All the stock appreciation rights awarded were fully vested as at 31 December 2015. As at 31 December 2015, there were 55.01 million units outstanding and exercisable (as at 31 December 2014: 55.01 million). As at 31 December 2015, the amount of intrinsic value for the vested stock appreciation rights was RMB832 million (as at 31 December 2014: RMB1,012 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 2% and a risk-free interest rate ranging from 0.05% to 0.25%.

The Company recognised a gain of RMB180 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2015 (2014: fair value loss of RMB255 million, 2013: fair value gain of RMB71 million). RMB832 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2015 (as at 31 December 2014: RMB1,012 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2015 (as at 31 December 2014: Nil).

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 May 2015, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2014 was declared and paid in 2015. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 May 2014, a final dividend of RMB0.30 (inclusive of tax) per ordinary share totalling RMB8,479 million in respect of the year ended 31 December 2013 was declared and paid in 2014. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2014.

Pursuant to the shareholders’ approval at the Annual General Meeting in 5 June 2013, a final dividend of RMB0.14 (inclusive of tax) per ordinary share totalling RMB3,957 million in respect of the year ended 31 December 2012 was declared and paid in 2013. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2013.

A distribution of RMB185 (inclusive of tax) million to the holders of Core Tier 2 Capital Securities was approved by the management according to the authorization by the Board of Directors in 2015.

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2016, a final dividend of RMB0.42 (inclusive of tax) per ordinary share totalling approximately RMB11,871 million for the year ended 31 December 2015 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2015.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2015:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
AMC	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”) (i)	A subsidiary of the Company
AMC HK	An indirect subsidiary of the Company
CL AMP	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited (“CL Wealth”)	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
COFCO Futures	An associate of the Company
Annoroad Technology	An associate of the Company
10 Upper Bank Street SLP	A joint venture of the Company
Sanya Company	A joint venture of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMP Zunxiang Bond Securities Investment Fund	A directly and indirectly held consolidated structured entity of the Company
CL AMP Zengjinbao Money Market Fund	A directly held consolidated structured entity of the Company
CL AMP Xinqianbao Money Market Fund	A directly and indirectly held consolidated structured entity of the Company
Shang Xin Lv Di Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 798 Collective Fund Trust Scheme (the second batch)	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 1119 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Shang Xin Jing Neng Jin Tai Indemnificatory Housing Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

(i)	Rui Chong Company was incorporated in 2015.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

(c)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2014 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2015 RMB million
CLIC	4,600	—	—	4,600
AMC	4,000	—	—	4,000
Pension Company	2,500	900	—	3,400
Suzhou Pension Company (i)	300	—	—	300
CL AMP	588	—	—	588
CL Wealth	200	—	—	200
Rui Chong Company	—	6,800	—	6,800

(i)	In December 2015, the Company completed a RMB500 million capital contribution to Suzhou Pension Company. After the contribution, the paid-in capital of Suzhou Pension Company increased from RMB300 million to RMB800 million. As at 31 December 2015, since the business registration modification procedure for Suzhou Pension Company was still in progress, the registered capital remained RMB300 million.
(ii)	AMC HK and Golden Phoenix Tree Limited were registered in Hong Kong, and King Phoenix Tree Limited was registered in the Jersey Island, so the legal definition of registered capital is not applicable for them.

(d)	Percentages of holding of related parties with control relationship and changes during the year

	As at 31 December 2014				As at 31 December 2015
Shareholder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2014				As at 31 December 2015
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
AMC HK	HKD30	50.00% indirectly	—	—	HKD30	50.00% indirectly
Suzhou Pension Company	RMB300	100.00% directly	RMB500	—	RMB800	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	—	—	RMB6,199	—	RMB6,199	100.00% directly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2015	2014	2013
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(viii)	950	987	1,022
Asset management fee received from CLIC	(ii.a)	133	128	133
Payment of dividends from the Company to CLIC		7,729	5,797	2,705
Distribution of profits from AMC to CLIC		106	91	80
Asset management fee received from CL Overseas	(ii.b)	39	30	28
Asset management fee received from CLP&C	(ii.c)	26	11	10
Payment of insurance premium to CLP&C		51	50	53
Claim and other payments received from CLP&C		17	18	24
Agency fee received from CLP&C	(iii)(viii)	1,464	1,013	852
Payment of an agency fee to CLP&C	(iii)	4	4	16
Rental and a service fee received from CLP&C		49	41	28
Payment of rental, project fee and others expenses to CLRE		38	35	27
Property leasing expenses charged by CLI	(iv)	84	86	87
Asset management fee received from CLI		17	14	6
Payment to CLI for purchase of fixed assets	(ix)	97	79	78
Payment of an asset management fee to CLI	(ii.d)(viii)	167	89	8
Property leasing income received from CLI		38	29	24
Payment of a business management service fee to CL Ecommerce	(vi)	29	—	—
Transactions between CGB and the Group
Interest on deposits received from CGB		524	838	683
Commission expenses charged by CGB	(v)	15	8	6
Transactions between Sino-Ocean and the Group
Capital contribution to Sino-Ocean		—	—	2,387
Scrip dividend from Sino-Ocean		—	268	81
Cash dividend from Sino-Ocean (Note 8)		422	131	198
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		34	25	25
Project management fee paid to Sino-Ocean		59	34	30
Transactions between EAP and the Group
Contribution to EAP		303	286	262
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(viii)	1,020	886	846
Distribution of profits from AMC		158	137	121
Transactions between Pension Company and the Company
Rental received from Pension Company		24	23	17
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	20	12	11
Marketing fee income for promotion of annuity business from Pension Company		14	19	23
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	11	8
Transactions between the Group’s consolidated trust schemes and the Company
Distribution from the Group’s consolidated trust schemes to the Company		187	—	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 31 December 2014, CLIC signed an asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from the signing date to 31 December 2015. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, debt and equity investment schemes, project asset-backed schemes, the principal and interests of customized non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, agreed by both parties, the agreement was automatically renewed for another year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of each category assets under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 31 December 2014, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of equities, real estates and related financial products, securitized financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate is 0.05%-0.6% according to a different range of returns and without performance related bonus; for non-fixed-income projects, the management fee rate is 0.3% and the performance related bonus was linked to the return on comprehensive investment upon expiry of the project.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 19 September 2015, the agreement was automatically renewed for another one year. In accordance with the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2012, the Company and CLP&C renewed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 March 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 April 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for another one year.

(vi)	On 18 March 2015, the Company and CL Ecommerce signed a one year agreement for managing the regional telemarketing centre, effective on the signing date. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

(vii)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, pension management business and occupational pension management business. The agreement was effective from 28 November 2014 and expiry after 1 year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 28 November 2015, the agreement was automatically renewed for another one year. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate for the agency fee of occupation annuity should refer to that of enterprise annuity funds. The charge rate for the agency fee of group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of personal pension plan is 30% of the daily management fee of the personal pension plan annually.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Notes (continued):

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(ix)	The transaction constitutes a one-off connected transaction which is subject to reporting and announcement requirements but is exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(f)	Amounts due from / to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	526	541
Amount due to CLIC	(1)	(1)
Amount due from CL Overseas	21	15
Amount due from CLP&C	203	114
Amount due to CLP&C	(2)	(6)
Amount due from CLI	16	12
Amount due to CLI	(71)	(49)
Amount due from CLRE	2	2
Amount due to CLRE	(1)	—
Amount deposited with CGB	9,660	16,287
Amount due from CGB	194	296
Amount due to CGB	(13)	(1)
Subordinated debts and corporate bonds of Sino-Ocean	872	260
Amount due from CL Ecommerce	4	—
Amount due to CL Ecommerce	(40)	—
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	50	48
Amount due to Pension Company	(6)	(5)
Amount due to AMC	(325)	(225)
Amount due to AMC HK	(7)	(3)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Key management personnel compensation

	For the year ended 31 December
	2015	2014	2013
	RMB million	RMB million	RMB million
Salaries and other benefits	14	25	26

The total compensation package for the Company’s key management personnel for the year ended 31 December 2015 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2014 has been approved by the relevant authorities. The total compensation of 2014 was RMB25 million, including a deferred payment about RMB5 million.

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

As at 31 December 2015, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2015, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

33	SHARE CAPITAL

	As at 31 December 2015		As at 31 December 2014
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2015, the Company’s share capital was as follows:

	As at 31 December 2015
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

34	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2014		Increase		Decrease		As at 31 December 2015
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million
Core Tier 2 Capital Securities	—	—	1,280	7,791	—	—	1,280	7,791

Total	—	—	1,280	7,791	—	—	1,280	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Equity attributable to equity holders of the Company	322,492	284,121
Equity attributable to ordinary equity holders of the Company	314,701	284,121
Equity attributable to other equity instruments holders of the Company	7,791	—
Equity attributable to non-controlling interests	3,722	3,210
Equity attributable to ordinary equity holders of non-controlling interests	3,722	3,210

Refer to Note 31 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2015. As at 31 December 2015, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

35	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for- sale securities	Share of other comprehensive income of investees under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)
As at 1 January 2013	53,860	(9)	5,374	26	19,171	18,050	16,040	(3)	112,509
Other comprehensive income for the year	—	—	(21,209)	(353)	—	—	—	—	(21,562)
Appropriation to reserves	—	—	—	—	2,470	1,107	2,505	—	6,082

As at 31 December 2013	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029

As at 1 January 2014	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029
Other comprehensive income for the year	—	—	39,089	143	—	—	—	—	39,232
Appropriation to reserves	—	—	—	—	3,160	2,470	3,202	—	8,832
Others	—	826	—	—	—	—	—	—	826

As at 31 December 2014	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919

As at 1 January 2015	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919
Other comprehensive income for the year	—	—	6,709	364	—	—	—	3	7,076
Appropriation to reserves	—	—	—	—	3,438	3,160	3,492	—	10,090
Others	—	296	—	—	—	—	—	—	296

As at 31 December 2015	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,438 million for the year ended 31 December 2015 (2014: RMB3,160 million).
(b)	Approved at the Annual General Meeting in May 2015, the Company appropriated RMB3,160 million to the discretionary reserve fund for the year ended 31 December 2014 based on net profit under CAS (2014: RMB2,470 million).
(c)	Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2015, the Company appropriated 10% of net profit under CAS which amounted to RMB3,438 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2014: RMB3,160 million). In addition, pursuant to the CAS, the Group appropriated RMB54 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2014: RMB42 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

36	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Pending lawsuits	440	389

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2015 and 2014, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

37	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Contracted, but not provided for
Investments	30,453	23,929
Property, plant and equipment	5,820	9,887
Others	34	87

Total	36,307	33,903

(b)	Operating lease commitments—as lessee

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Not later than one year	534	549
Later than one year but not later than five years	721	753
Later than five years	20	10

Total	1,275	1,312

The operating lease payments charged to profit before income tax for the year ended 31 December 2015 were RMB857 million (2014: RMB774 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

37	COMMITMENTS (continued)

(c)	Operating lease commitments—as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2015	As at 31 December 2014
	RMB million	RMB million
Not later than one year	258	207
Later than one year but not later than five years	253	361
Later than five years	13	17

Total	524	585

38	EVENTS AFTER THE REPORTING PERIOD

On 29 February 2016, the Company entered into an acquisition agreement with Citigroup Inc. (“Citigroup”) and a tripartite share transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. According to the agreements, the Company will acquire 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of RMB23.3 billion at RMB6.39 per share. Upon the completion of this transaction, the Company will hold 6,728,756,097 shares of CGB, a 43.686% ownership interest. This transaction will not render CGB a consolidated subsidiary of the Company. Up to the approval date of these consolidated financial statements, this transaction is still pending approval of the relevant regulatory departments.