Form 20-F
period 2016-12-31
CHINA LIFE INSURANCE CO LTD
filed 2017-04-21
CIK 1268896

As filed with the Securities and Exchange Commission on April 21, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Yinghui Li

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363 1191

Fax: (86-10) 6657 5112

Email: liyh@e-chinalife.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares	New York Stock Exchange
H shares, par value RMB 1.00 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing 5 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2016, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB 1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2014, the China Insurance Yearbook 2015, the China Insurance Yearbook 2016 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$ 1.00 to RMB 6.9430, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2016. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2016 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	322,742	326,290	331,010	363,971	430,498	62,005
Less: premiums ceded to reinsurers	(384)	(556)	(515)	(978)	(1,758)	(253)

Net written premiums	322,358	325,734	330,495	362,993	428,740	61,751
Net change in unearned premium reserves	(232)	(921)	(390)	(692)	(2,510)	(362)

Net premiums earned	322,126	324,813	330,105	362,301	426,230	61,390

Investment income	73,243	82,816	93,548	97,582	109,147	15,720
Net realized gains/(losses) on financial assets	(26,876)	5,793	7,120	32,297	6,038	870
Net fair value gains/(losses) through profit or loss	(313)	137	5,808	10,209	(7,094)	(1,022)
Other income	3,305	4,324	4,185	5,060	6,460	930

Total revenues	371,485	417,883	440,766	507,449	540,781	77,889

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,674)	(193,671)	(192,659)	(221,701)	(253,157)	(36,462)
Accident and health claims and claim adjustment expenses	(7,898)	(11,263)	(16,752)	(21,009)	(27,269)	(3,928)
Increase in insurance contract liabilities	(184,990)	(107,354)	(105,883)	(109,509)	(126,619)	(18,237)
Investment contract benefits	(2,032)	(1,818)	(1,958)	(2,264)	(5,316)	(766)
Policyholder dividends resulting from participation in profits	(3,435)	(18,423)	(24,866)	(33,491)	(15,883)	(2,288)
Underwriting and policy acquisition costs	(27,754)	(25,690)	(27,147)	(35,569)	(52,022)	(7,493)
Finance costs	(2,575)	(4,032)	(4,726)	(4,320)	(4,767)	(687)
Administrative expenses	(23,283)	(24,805)	(25,432)	(27,458)	(31,854)	(4,588)
Other expenses	(3,304)	(3,864)	(4,151)	(7,428)	(4,859)	(700)
Statutory insurance fund contribution	(609)	(637)	(701)	(743)	(1,048)	(151)

Total benefits, claims and expenses	(363,554)	(391,557)	(404,275)	(463,492)	(522,794)	(75,298)

Share of profit of associates and joint ventures, net	3,037	3,125	3,911	1,974	5,855	843
Profit before income tax	10,968	29,451	40,402	45,931	23,842	3,434
Income tax	304	(4,443)	(7,888)	(10,744)	(4,257)	(613)

Net profit	11,272	25,008	32,514	35,187	19,585	2,821

Attributable to:
- Equity holders of the Company	11,061	24,765	32,211	34,699	19,127	2,755
- Non-controlling interests	211	243	303	488	458	66
Basic and diluted earnings per share(1)	0.39	0.88	1.14	1.22	0.66	0.10

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	8,864	(25,135)	70,342	54,080	(44,509)	(6,411)
Amount transferred to net profit from other comprehensive income	26,876	(5,793)	(7,120)	(32,297)	(6,038)	(870)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(2,635)	2,635	(11,035)	(12,767)	17,372	2,502
Share of other comprehensive income of associates and joint ventures under the equity method	167	(332)	120	353	(864)	(124)
Exchange differences on translating foreign operations	—	—	—	10	21	3
Income tax relating to components of other comprehensive income	(8,265)	7,050	(13,023)	(2,242)	8,242	1,187

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	25,007	(21,575)	39,284	7,137	(25,776)	(3,713)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	25,007	(21,575)	39,284	7,137	(25,776)	(3,713)

Total comprehensive income for the year, net of tax	36,279	3,433	71,798	42,324	(6,191)	(892)

Attributable to:
- Equity holders of the Company	36,056	3,203	71,443	41,775	(6,647)	(957)
- Non-controlling interests	223	230	355	549	456	66

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	22,335	23,393	25,348	26,974	30,389	4,377
Investment properties	—	1,329	1,283	1,237	1,191	172
Investments in associates and joint ventures	28,991	34,775	44,390	47,175	119,766	17,250
Held-to-maturity securities	452,389	503,075	517,283	504,075	594,730	85,659
Loans	80,419	118,626	166,453	207,267	226,573	32,633
Term deposits	641,080	664,174	690,156	562,622	538,325	77,535
Statutory deposits - restricted	6,153	6,153	6,153	6,333	6,333	912
Available-for-sale securities	506,416	491,527	607,531	770,516	766,423	110,388
Securities at fair value through profit or loss	34,035	34,172	53,052	137,990	209,124	30,120
Securities purchased under agreements to resell	894	8,295	11,925	21,503	43,538	6,271
Accrued investment income	28,926	34,717	44,350	49,552	55,945	8,058
Premiums receivable	8,738	9,876	11,166	11,913	13,421	1,933
Reinsurance assets	948	1,069	1,032	1,420	2,134	307
Other assets	18,140	20,430	19,411	23,642	22,013	3,171
Cash and cash equivalents	69,452	21,330	47,034	76,096	67,046	9,657

Total assets	1,898,916	1,972,941	2,246,567	2,448,315	2,696,951	388,442

Liabilities and equity

Liabilities

Insurance contracts	1,384,537	1,494,497	1,603,446	1,715,985	1,847,986	266,165
Investment contracts	66,639	65,087	72,275	84,106	195,706	28,188
Policyholder dividends payable	44,240	49,536	74,745	107,774	87,725	12,635
Interest-bearing loans and borrowings	—	—	2,623	2,643	16,170	2,329
Bonds payable	67,981	67,985	67,989	67,994	37,998	5,473
Financial liabilities at fair value through profit or loss	—	—	10,890	856	2,031	293
Securities sold under agreements to repurchase	68,499	20,426	46,089	31,354	81,088	11,679
Annuity and other insurance balances payable	16,890	23,179	25,617	30,092	39,038	5,623
Premiums received in advance	2,576	6,305	15,850	32,266	35,252	5,077
Other liabilities	16,435	18,233	20,062	26,514	36,836	5,305
Deferred tax liabilities	7,834	4,919	19,375	16,953	7,768	1,119
Current income tax liabilities	22	5	52	5,347	1,214	175
Statutory insurance fund	162	184	223	217	491	71

Total liabilities	1,675,815	1,750,356	1,959,236	2,122,101	2,389,303	344,131

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,071
Other equity instruments	—	—	—	7,791	7,791	1,122
Reserves	112,509	97,029	145,919	163,381	145,007	20,885
Retained earnings	80,311	95,037	109,937	123,055	122,558	17,652

Attributable to equity holders of the Company	221,085	220,331	284,121	322,492	303,621	43,731

Non-controlling interests	2,016	2,254	3,210	3,722	4,027	580

Total equity	223,101	222,585	287,331	326,214	307,648	44,311

Total liabilities and equity	1,898,916	1,972,941	2,246,567	2,448,315	2,696,951	388,442

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.9430 to US$ 1.00, the noon buying rate on December 30, 2016 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. During this period, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. In 2016, the Renminbi depreciated approximately 7.18% against the U.S. dollar. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

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

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$ 1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and the Bank of China (Hong Kong) Limited, certificates of debts, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$7.80 to US$ 1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of debts to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of the Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated materially from the level of HK$7.80 to US$ 1.00 since the link was first established. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the H.10 statistical release of the Federal Reserve Board. On April 7, 2017, the exchange rates were US$ 1.00 to RMB 6.8978 and US$ 1.00 to HK$ 7.7691, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2016	6.7819	6.6685	7.7600	7.7536
November 2016	6.9195	6.7534	7.7581	7.7546
December 2016	6.9580	6.8771	7.7674	7.7534
January 2017	6.9575	6.8360	7.7580	7.7540
February 2017	6.8821	6.8517	7.7627	7.7575
March 2017	6.9132	6.8687	7.7714	7.7611
April 2017 (through April 7, 2017)	6.8978	6.8832	7.7708	7.7687

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2012, 2013, 2014, 2015, 2016 and 2017 (through April 7, 2017) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2012	6.2301	7.7507	6.2990	7.7556
2013	6.0537	7.7539	6.1412	7.7565
2014	6.2046	7.7531	6.1704	7.7554
2015	6.4778	7.7507	6.2869	7.7519
2016	6.9430	7.7534	6.6549	7.7618
2017 (through April 7, 2017)	6.8978	7.7691	6.8811	7.7653

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2016, approximately 98.39% of our total investment assets were in China. In particular, as of December 31, 2016, approximately 46.83% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; and 21.94% of our total investment assets consisted of term deposits with Chinese banks, and of these deposits, 68.01% were placed with the five largest Chinese state-owned commercial banks. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2016, we had RMB 421,383 million (US$ 60,692 million) invested in equity securities, among which RMB 128,625 million (US$ 18,526 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. In addition, the PRC securities markets have recently experienced, and may experience in the future, significant volatility. For example, in 2016, the SSE Index, a major stock exchange index in China, decreased by 14% from 3,186 points on January 8 to 2,738 points on January 29, ending the year at 3,104 points. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 46.83% of our investment assets as of December 31, 2016 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative methods when making investments. For example, we made our first domestic private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring a 35% equity interest in it. In 2013, we began making investments in commercial real estate properties. In 2014, we made our first overseas real property investment, first overseas private equity fund investment and first domestic preferred shares investment. In 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the stock connect link between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposits. However, our experience with these new investment channels, especially overseas channels, might be limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, and in March 2014, the CIRC warned insurance companies of risks in debt investment plans. The CIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not fully reflect their capacity to make payments when the plans face financial difficulties. As of December 31, 2016, the total amount of our investment in debt investment plans was RMB 63,028 million (US$ 9,078 million). These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CIRC. Thus, our investment results may be subject to foreign exchange risks, as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 582 million (US$ 84 million) in foreign exchange gains for the year ended December 31, 2016, resulting mainly from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

We are exposed to changes in interest rates.

Changes in interest rates may affect our profitability.

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, trade surpluses and deficits, regulatory requirements and other factors beyond our control. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%. During 2015, the PBOC reduced the interest rate on one-year term deposits five times, from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If the Chinese government further reduces interest rates, the income we realize from our investments may decrease, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates, which may also affect our profitability. However, if interest rates were to increase in the future, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses.

For many of our long-term life insurance and annuity products, we are obligated to pay contractual benefits to our policyholders or annuitants based on a guaranteed interest or crediting rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the rate of return we are able to earn on our investments intended to support our insurance obligations and the amounts that we are required to pay under the policies.

On June 10, 1999, the CIRC set the maximum guaranteed rate which life insurance companies could commit to pay on new policies at 2.50% and, in response, we set the guaranteed rates on our products at a range of between 1.50% and 2.50%. In August 2013 and February 2015, the CIRC removed the original 2.50% cap on the guaranteed rates on traditional non-participating insurance policies and universal life insurance policies, respectively. In September 2015, the CIRC further removed the 2.50% cap on the guaranteed rate for participating life insurance policies. From October 1, 2015, the guaranteed rates of all long-term insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CIRC approval is required for products with guaranteed rates above the maximum valuation rate set by the CIRC. This maximum valuation rate varies depending on product. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our insurance policies in force, it could result in the increase of the guaranteed rates of our new products and the decrease of our spread. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

As of December 31, 2016, the average guaranteed rate of return for all of our insurance policies in force was 2.58%, while our investment yields for the years ended December 31, 2016, 2015 and 2014 were 4.56%, 6.39% and 5.39%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

A substantial portion of our business is conducted through our exclusive agents. Because of differences in productivity, some of our sales agents are responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from other insurance companies and business institutions and increasing labor costs in China may also force us to increase the compensation of our agents, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that exclusive agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. The CIRC has authorized its local branches to set the education degree requirements for exclusive agents by considering local conditions. As of the date of this annual report, the CIRC’s local branches maintain different requirements on education degrees of the exclusive agents who practice in their respective jurisdictions. For example, the CIRC’s Jiangsu branch has stipulated that the college degree requirement would be applicable to any new qualified exclusive agents who sell insurance products in Jiangsu province’s non-rural and rural areas since July 1, 2015 and July 1, 2018, respectively. The CIRC’s Guangxi branch has stipulated that any new qualified exclusive agents who sell insurance products in Guangxi must have at least a high school degree. We believe that the market competition for qualified agents will be increased further if more CIRC branches were to impose the requirement of having a college degree or above on new qualified exclusive agents or if the CIRC were to strictly enforce such rules at the national level. We cannot guarantee that we will not have difficulty in attracting and retaining productive agents in the future.

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

We establish the reserves for obligations of future policies based on the expected present value of net cash outflows, calculated through the use of assumptions for discount rate, mortality, morbidity, expenses and lapse rate, as well as certain macro-economic factors. These assumptions are based on our previous experience and data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to settle these reserves or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review and update the assumptions used to evaluate the reserves periodically, and establish the reserves for insurance policies based on such assumptions. If the reserves originally established for future policy benefits prove inadequate, we must increase our reserves established for future policy benefits, which may have a material effect on our earnings and our financial condition.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China and our independent registered public accounting firm is based in China, the PCAOB is currently unable to conduct inspections of the work of our auditor as it relates to those operations without the approval of the Chinese authorities, and thus our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

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

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2012 fiscal year and the China affiliate of our independent registered public accounting firm for the 2013, 2014 and 2015 fiscal years which is also our independent registered public accounting firm for the 2016 fiscal year are two of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2012 fiscal year and the China affiliate of our independent registered public accounting firm for the 2013, 2014 and 2015 fiscal years which is also our independent registered public accounting firm for the 2016 fiscal year, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, New China Life Insurance Co., Ltd., or New China Life, and China Pacific Life Insurance Co., Ltd., or China Pacific Life. Together, Ping An Life, New China Life, China Pacific Life and we accounted for more than 48% of the life insurance premiums in China in 2015, the last year for which official market information is available. According to statistical and market share information derived from China Insurance Yearbook, our market share of the life insurance premiums in China decreased from 26% in 2014 to 23% in 2015. Each of Ping An Life, New China Life and China Pacific Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2015, Ping An Life had a greater market share than we did in Beijing, Shanghai, Qingdao, Dalian, Shenzhen and Xiamen, and New China Life had a greater market share than we did in Beijing. We also face competition from insurance companies owned or controlled by commercial banks. Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may develop strong positions in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following the adoption by the Chinese government of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested insurers have been permitted to sell health, annuity and group life insurance products nationwide since December 2004. In Shanghai, Guangzhou, Shenzhen and Beijing, where foreign-invested insurers have been allowed to operate since 1992, 1995, 1999 and 2003, respectively, the foreign-invested insurers had respective life insurance market shares of approximately 19%, 23%, 10% and 17% in 2015, respectively. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell accident and short-term health insurance products, but only with regulatory approval. There were 81 property and casualty insurers as of December 31, 2016. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, accident and short-term health products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors, especially for the group accident and short-term health insurance products we offer. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops accident and short-term health insurance business. Its operations may have a negative impact on sales of accident and short-term health insurance products by our wholly-owned businesses in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. Recent changes in Chinese investment regulations relaxing rules on the formation of mutual funds and sales of securities have led to greater availability and variety of financial investment products. These products may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including participating life insurance policies and annuities.

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

We operate in a highly regulated industry. The CIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, on January 6, 2013, the CIRC issued the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that exclusive agents must have at least a college degree, instead of a junior high school degree as was previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. Although the detailed rules implementing the Sales Personnel Rules have not been issued and it is still unclear how such rules will be implemented by the CIRC at the national level, we believe that the market competition for qualified agents may be increased further and therefore the cost of attracting and retaining qualified agents may increase.

In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013 and February 2015, the CIRC removed the original 2.50% cap on the guaranteed rate which life insurance companies could commit to pay on traditional non-participating insurance policies and universal life insurance policies, respectively. In September 2015, the CIRC further removed the 2.50% cap on the guaranteed rate for participating life insurance policies. From October 1, 2015, the guaranteed rates of all long-term insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CIRC approval is required for products with guaranteed rates above the maximum valuation rate set by the CIRC. This maximum valuation rate varies depending on product. The removal of the 2.50% cap on the guaranteed rates has not resulted in any material impact on the profitability of our insurance policies in force, but we cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our core solvency adequacy ratio under C-ROSS as of December 31, 2016 was 280.34%, and our comprehensive solvency adequacy ratio under C-ROSS as of December 31, 2016 was 297.16%. While our solvency ratio is currently above the regulatory requirements, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Furthermore, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level. If our solvency ratio under C-ROSS is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet our Solvency requirement can also lead to various regulatory actions being taken by the CIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. Under the administrative measures for the special purpose fund as amended in May 2012, the special purpose fund will be funded by renewal premiums paid on the non-transferred policies over time; tax rebates received by CLIC; proceeds from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by its subsidiaries and shareholding enterprises; proceeds from the disposition by CLIC of its shares in its subsidiaries and shareholding enterprises over time; cash income from the disposition of assets by CLIC; financial assets owned by CLIC; long-term equity investment held by CLIC; and funds injected by the MOF in the event of a deficiency in the special purpose fund. The fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees, professional fees and such other purposes as the management committee of the fund may agree, as well as capital expenses as approved by the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 6.7% in 2016, its slowest pace in 26 years. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to allow us to make payments on declared dividends, if any, on our H shares, and payments of interest and principal on our debt held in foreign currencies.

Under China’s existing foreign exchange regulations, we are able to pay dividends and interest and principal in foreign currencies without prior approval from the SAFE by complying with various procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. From July 21, 2005 to April 7, 2017, the Renminbi appreciated by approximately 16.11% against the U.S. dollar. In 2014, the Renminbi depreciated by approximately 2.49% against the U.S. dollar. In 2015, the Renminbi depreciated by approximately 4.40% against the U.S. dollar. In 2016, the Renminbi depreciated by approximately 7.18% against the U.S. dollar. We recorded RMB 582 million (US$ 84 million) in foreign exchange gains for the year ended December 31, 2016, resulting mainly from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. Any future devaluation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. Under the administrative measures for the special purpose fund as amended in May 2012, the special purpose fund will be funded by renewal premiums paid on the non-transferred policies over time; tax rebates received by CLIC; proceeds from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by its subsidiaries and shareholding enterprises; proceeds from the disposition by CLIC of its shares in its subsidiaries and shareholding enterprises over time; cash income from the disposition of assets by CLIC; financial assets owned by CLIC; long-term equity investment held by CLIC; and funds injected by the MOF in the event of a deficiency in the special purpose fund. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees, professional fees and such other purposes as the management committee of the fund may agree, as well as capital expenses as approved by the MOF. A management committee of the special purpose fund comprised of four representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. In accordance with a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 is required to be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. In 2011 CLIC applied for the extension of the period during which the income tax payments will be rebated, but no substantive progress had been made as of the date of this annual report.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to the Restructuring”.

Developments After Restructuring

On November 23, 2003, we established an asset management company, AMC, with CLIC, in connection with the restructuring. AMC manages our investment assets and, separately, substantially all of those of CLIC. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. On January 15, 2007, we established a pension insurance company, China Life Pension, with CLIC and AMC. On September 3, 2013, we established a wholly owned subsidiary, China Life (Suzhou) Pension and Retirement Investment Company Limited, or Suzhou Pension Company. The registered capital of Suzhou Pension Company is RMB 1,060 million.

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

In July 2015, we issued Core Tier 2 Capital Securities of US$ 1,280 million to qualified investors who meet applicable regulatory requirements at an initial distribution rate of 4.00%.

We incurred capital expenditures of RMB 5,892 million (US$ 849 million), RMB 3,615 million and RMB 4,472 million in 2016, 2015 and 2014, respectively. These capital expenditures mainly comprised of the addition of properties for our own use and electronic equipment.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, health insurance and accident insurance products. We had nearly 246 million insurance policies in force as of December 31, 2016, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2016, the average guaranteed rate of return for all of our insurance policies in force was 2.58%. For the financial year ended December 31, 2016, our lapse rate was approximately 3.54%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 90.20% for 14 months after issuance and 85.90% for 26 months after issuance.

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

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance products primarily through a distribution force comprised of approximately 1,495,000 exclusive agents operating in approximately 17,011 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks, banking operations of post offices and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 86,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance products, totaled RMB 361,905 million (US$ 52,125 million) for the year ended December 31, 2016, RMB 308,169 million for the year ended December 31, 2015, and RMB 285,619 million for the year ended December 31, 2014, constituting 84.07%, 84.67% and 86.29% of our total gross written premiums for those periods. The figure for 2016 represented a 17.44% increase from 2015.

The following table sets forth selected financial and other data regarding our life insurance business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2014	2015	2016	2016	(2014-2016)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	285,619	308,169	361,905	52,125	12.57%
Liabilities of insurance contracts	1,558,714	1,652,469	1,762,363	253,833	6.33%
Liabilities of investment contracts	63,710	74,046	183,773	26,469	69.84%

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

We offer both non-participating and participating products. There were approximately 190 million non-participating policies and 56.2 million participating policies as of December 31, 2016, among which approximately 85.8 million non-participating policies and 39.8 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2014	2015	2016	2016	(2014-2016)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	32,638	31,595	33,395	4,810	1.15%
Endowment	217,662	177,871	188,415	27,137	(6.96%)
Annuities	35,319	98,703	140,095	20,178	99.16%

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

Participating endowment products

We also offer participating endowment products, which are endowment policies that also provide a participation feature in the form of dividends. Policyholders are entitled to share a portion of the distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Policyholders may receive dividends in cash or apply them to increase benefits or cash values available upon surrender. Participating endowment products are among the most popular individual life insurance products in China.

China Life Fu Lu Xin Zun Participating Endowment and China Life Xin Fu Yi Sheng Participating Endowment generated the most income for participating endowment products in 2016. China Life Fu Lu Xin Zun Participating Endowment had RMB 21,018 million (US$ 3,027 million) of net premiums in 2016, representing 5.81% of the net premiums of our life insurance business. China Life Xin Fu Yi Sheng Participating Endowment had RMB 20,999 million (US$ 3,024 million) of net premiums in 2016, representing 5.81% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products increased by RMB 9,048 million (US$ 1,303 million), or 7.33%, to RMB 132,558 million (US$ 19,092 million) in 2016 from RMB 123,510 million in 2015.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 1,495,000 exclusive agents operating in approximately 17,011 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 49,000 outlets of commercial banks and banking operations of post offices, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our health insurance gross written premiums totaled RMB 54,010 million (US$ 7,779 million) for the year ended December 31, 2016, RMB 42,041million for the year ended December 31, 2015 and RMB 33,192 million for the year ended December 31, 2014, constituting 12.55%, 11.55% and 10.03% of our total gross written premiums for those periods. The figure for 2016 represented a 28.47% increase from 2015.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2014	2015	2016	2016	(2014-2016)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	33,192	42,041	54,010	7,779	27.56%
Liabilities of insurance contracts	38,872	57,024	77,837	11,211	41.51%
Liabilities of investment contracts	8,565	10,060	11,933	1,719	18.04%

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

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals. The Chinese government launched pilot supplementary major medical insurance programs beginning in 2013, and as of the date of this annual report, the Chinese government has fully implemented supplementary major medical insurance programs in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas and policyholders do not need to pay any extra premium for the supplementary major medical insurance. In 2013, we won the bids for 76 supplementary major medical insurance projects in areas including Liaoning province and Jilin province. In 2014, we won the bids for 91 supplementary major medical insurance projects in areas including Henan province and Jiangxi province. In 2015, we won the bids for 66 supplementary major medical insurance projects. In 2016, we won the bids for 33 supplementary major medical insurance projects.

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

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 14,583 million (US$ 2,100 million) for the year ended December 31, 2016, RMB 13,761 million for the year ended December 31, 2015 and RMB 12,199 million for the year ended December 31, 2014, constituting 3.39%, 3.78% and 3.69% of our total gross written premiums for those periods. The figure for 2016 represented a 5.97% increase from 2015.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2014	2015	2016	2016	(2014-2016)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	12,199	13,761	14,583	2,100	9.34%
Liabilities of insurance contracts	5,860	6,492	7,786	1,121	15.27%

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

Group accident insurance

We offer a number of group accident insurance products and services to businesses, government agencies and other organizations of various sizes. We also offer group accident products targeted at specific groups, such as small-value group accident injury insurance to low-income people in rural areas.

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

Product Development

In 2016, in line with our general development strategy, we developed and introduced 34 new products, including 24 long-term insurance products consisting of nine life insurance products, five annuity products, and ten health insurance products; and ten short-term insurance products consisting of one life insurance product, one accident insurance products and eight health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•	for the individual insurance distribution channel, China Life Xin Fu Nian Nian Insurance Package, which accelerates payment of survival benefits together with early refunding, and through joint sales with Xin Account (diamond edition), saw very good sales results, which supported the growth of our business scale; China Life Xin Fu Yi Sheng Endowment (participating), which features earlier refunding and exemption of accidental injury premiums for policyholders; Kang Ning Universal product package, which targets adult customers in large and medium cities, and provides protections in relation to health, pension and accidents; China Life Luck series, which, with whole life insurance as the underlying product, are supplemented with several protection-based additional insurance products and meet the diverse needs of customers for protection.

•	for the bancassurance distribution channel, China Life Xin Fu Bao product package, which, by being offered in connection with China Life Xin Yuan Annuity (universal) products, further improved the competitiveness of the product package and effectively promoted the business through the bancassurance distribution channel.

•	for the group distribution channel, China Life Kang Yuan Kang Hui Group Critical Illness Insurance Package, our first critical illness product accepting individual payment in the group distribution channel, which meets the individualized needs of employees in enterprises; and in response to the preferential individual income tax treatment for purchasing commercial health insurance, China Life Health Insurance Products Qualified for Preferential Individual Income Tax Treatment (universal) Type A/B (2016 edition) which meets CIRC requirements for health insurance products to quality for such preferential treatment.

•	for the telephone distribution channel, China Life Xin Fu Jin Sheng Endowment (participating), a participating product with fixed refund exclusively for the telephone distribution channel; and China Life Hong Kang (exclusive edition) Insurance Package, which, by expanding insurance liabilities and coverage of diseases, further improves the competitiveness of our product range.

With respect to short-term insurance products, we developed China Life Kang Yue Medical Insurance (Type A/B), which provides coverage for hospitalization and special out-patient services. This product is competitive in the market because its coverage is broader than the coverage of basic social medical insurance.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 1,495,000 exclusive agents operating in approximately 17,011 field offices for our individual products and approximately 86,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 49,000 outlets of commercial banks and banking operations of post offices as of the end of 2016. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 1,495,000 agents is the primary distribution channel for our individual life, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2014	2015	2016
Number of exclusive agents (approximately)	743,000	979,000	1,495,000
Number of field offices	17,367	17,125	17,011

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 979,000 as of the end of 2015 to 1,495,000 as of the end of 2016. During 2016, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. At the same time, we have continued carrying out performance reviews in 2016, which have led to the departure of a number of exclusive agents with lower productivity. In addition, in August 2015, the CIRC cancelled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhere to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents.” We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also continued the development of a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 1,700 full-time trainers and 73,000 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Direct sales force

Our direct sales force, which consists of approximately 86,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. The number of our direct sales representatives increased rapidly from 45,000 as of the end of 2015 to 86,000 as of the end of 2016. During 2016, we attracted more direct sales representatives by strengthening our recruitment program and making active efforts in recruiting and training direct sales representatives.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks and banking operations of post offices in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 49,000 outlets of commercial banks and banking operations of post offices. We will continue to dedicate substantial resources to develop our bancassurance business, with a focus on key cities. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

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

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	205,417	225,957	282,136	40,636
First-year business of long-term insurance	34,455	47,974	74,813	10,775
Single	335	495	283	41
First-year regular	34,120	47,479	74,530	10,735
Renewal business	165,131	171,632	199,826	28,781
Short-term insurance business	5,831	6,351	7,497	1,080
Group distribution channel	17,440	20,107	24,915	3,589
First-year business of long-term insurance	2,989	3,571	5,430	782
Single	2,878	3,372	4,571	658
First-year regular	111	199	859	124
Renewal business	506	553	703	101
Short-term insurance business	13,945	15,983	18,782	2,705
Bancassurance channel	99,825	106,028	108,256	15,592
First-year business of long-term insurance	77,881	87,222	85,882	12,370
Single	65,918	73,508	68,047	9,801
First-year regular	11,963	13,714	17,835	2,569
Renewal business	21,815	18,558	21,813	3,142
Short-term insurance business	129	248	561	81
Other distribution channels	8,328	11,879	15,191	2,188
First-year business of long-term insurance	1,262	1,209	811	117
Single	889	701	90	13
First-year regular	373	508	721	104
Renewal business	638	864	1,160	167
Short-term insurance business	6,428	9,806	13,220	1,904

Total	331,010	363,971	430,498	62,005

Competition

Our nearest competitors are Ping An Life, New China Life and China Pacific Life.

•	In the life insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 48% of total life insurance premiums in 2015. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 63% of total accident premiums in 2015. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, New China Life, China Pacific Life and we collectively represented 51% of total health premiums in 2015. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2015, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	23%	32%	20%	23%
Ping An Life Insurance Company of China, Ltd. (1)	12%	16%	18%	13%
China Pacific Life Insurance Co. Ltd.	7%	12%	6%	7%
New China Life Insurance Co. Ltd.	7%	3%	8%	7%
Tai Kang Life Insurance Co. Ltd.	5%	3%	3%	5%
Others(2)	46%	34%	45%	45%

Total	100%	100%	100%	100%

(1)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(2)	Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Life Insurance Co. Ltd., Taiping Pension Co. Ltd., Minsheng Life Insurance Co., Ltd., CIPC Allianz Health Insurance Co., Ltd., Ping An Health Insurance Company of China, Ltd., Ping An Annuity Insurance Company of China, Ltd., Sunshine Life Insurance Corporation Limited, Huatai Life Insurance Co., Ltd., Tianan Life Insurance Co. Ltd., Funde Sino Life Insurance Co., Ltd., An Bang Life Insurance Co., Ltd., An Bang Pension Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., June Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, , Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Bohai Life Insurance Corporation Limited, Guolian Insurance Co., Ltd, Shanghai Life Insurance Company Limited, Manulife-Sinochem Life Insurance Co. Ltd., CCB Life Insurance Co. Ltd., Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., LTD., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co. Ltd., Sun Life Everbright Life Insurance Co. Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., Aegon THTF Life Insurance Co ., Ltd., CIGNA – CMB Life Insurance Co., Ltd., Nissay-Greatwall Life Insurance Co., Ltd, Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Lujiazui Life Insurance Co., Ltd., BOC Samsung Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2016

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 71 licensed life insurance companies in China as of December 31, 2014, 75 as of December 31, 2015 and 77 as of December 31, 2016. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that elimination of geographic limitations on foreign-invested insurance companies will further increase competition in China’s life insurance market.

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

Customer service units

We provide customer support through approximately 2,600 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing supplemental policies, reinstating lapsed policies, processing surrenders, increasing insured amounts, processing policy loans, paying benefits and updating information regarding holders and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

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

We believe our call centers have become popular with our customers because of the quality of services we provide. We received the award of “China’s Best Call Center of Year 2015-2016” from the Customer Relationship Management Committee of the China Federation of IT Promotion. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively, and have obtained the authentication of Chinese national call center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our call centers.

We have established system-wide standards for our call centers, which we monitor periodically through regular call quality monitoring and customer satisfaction surveys on the call centers.

Cell phone message services

We send short messages to our customers all over China, conveying such information as birthday greetings, premium payment notices and premium payment confirmations.

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

Our service brand “China Life 1+N” covers several types of basic policy-related services and value-added services (including Health Good Helper, China Life Insurance Information Hub, China Life Lecture Hall, China Life Preferential Value and Featured Customer Service Activities). We have also successfully held the “China Life Customer Festival” and “Hand in Hand” customer service activities for ten consecutive years. In addition we continued the global emergency rescue service and VIP service to provide different levels of global emergency rescue, health consultation and VIP care services to our customers of long term insurance. We continued to pay attention to the education and development of children and teenagers and have held the national painting activities for children and teenagers for six consecutive years.

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

Financial Statement Insurance Reserves

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

Investments

As of December 31, 2016, we had RMB 2,453,283 million (US$ 353,346 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2016, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, equity interests of non-listed enterprises and related financial products and other financial products.

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

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real property and related financial products and securitization financial products. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with IHC”. As of December 31, 2016, we had also engaged 28 domestic investment managers to manage RMB 63,500 million (US$ 9,146 million) for investment in Chinese open markets and 13 investment managers to manage US$ 1,300 million for investment in overseas open markets.

The following table summarizes information concerning our investment assets as of December 31, 2014, 2015 and 2016.

	As of December 31,
	2014		2015		2016
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	47,034	2.2%	76,096	3.3%	67,046	2.7%
Term deposits	690,156	32.9%	562,622	24.6%	538,325	21.9%
Statutory deposits—restricted	6,153	0.3%	6,333	0.3%	6,333	0.3%

Debt securities, held-to-maturity	517,283	24.6%	504,075	22.0%	594,730	24.2%
Debt securities, available-for-sale	395,341	18.8%	401,899	17.6%	399,758	16.3%
Debt securities, securities at fair value through profit or loss	29,212	1.4%	94,984	4.2%	154,406	6.3%
Debt securities	941,836	44.8%	1,000,958	43.8%	1,148,894	46.8%

Loans	166,453	7.9%	207,267	9.0%	226,573	9.3%

Equity securities, available for sale	212,190	10.1%	368,617	16.1%	366,665	14.9%
Equity securities, securities at fair value through profit or loss	23,840	1.1%	43,006	1.9%	54,718	2.2%

	As of December 31,
	2014		2015		2016
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Equity securities	236,030	11.2%	411,623	18.0%	421,383	17.2%

Resale agreements	11,925	0.6%	21,503	0.9%	43,538	1.8%
Investment properties	1,283	0.1%	1,237	0.1%	1,191	0.0%

Total investment assets	2,100,870	100%	2,287,639	100%	2,453,283	100.0%

Average investment assets balance	1,974,776		2,194,255		2,370,461

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

We believe we have a relatively low credit risk, because we mainly invest in fixed income products with high credit ratings. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures.

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

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. Our overseas investments are denominated in U.S. dollar, and we have hedged a portion of our investments held in non-US currencies to reduce our foreign exchange risks.

As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our investment yields for the years ended December 31, 2016, 2015 and 2014 were 4.56%, 6.39% and 5.39%, respectively. Beginning in 2016, the formula to calculate our investment yield has been revised to reflect the fact that our investment income has been subject to 6% Value Added Tax, or VAT, instead of the 5% business tax from May 1, 2016, and therefore investment yields for the fiscal years ended December 31, 2014 and 2015 have also been revised to conform to the revised formula.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2014		2015		2016
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.9%	34,934	4.7%	32,285	4.4%	27,851
Ending assets: cash and cash equivalents		47,034		76,096		67,046
Ending assets: statutory deposits—restricted		6,153		6,333		6,333
Ending assets: term deposits		690,156		562,622		538,325

Ending assets		743,343		645,051		611,704

	As of or for the years ended December 31,
	2014		2015		2016
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
Debt securities:
Investment income		45,499		44,449		48,036
Net realized gains/(losses) on financial assets		142		(4)		46
Net fair value gains/(losses) through profit or loss		2,272		766		(918)

Total	5.3%	47,913	4.7%	45,211	4.4%	47,164
Ending assets		941,836		1,000,958		1,148,894
Loans:
Investment income	5.7%	8,138	5.9%	11,115	5.5%	12,018
Ending assets		166,453		207,267		226,573
Equity securities:
Investment income		4,564		9,276		20,271
Net realized gains on financial assets		6,978		32,301		5,992
Net fair value gains/(losses) through profit or loss		4,977		9,324		(6,319)

Total	8.4%	16,519	15.7%	50,901	4.8%	19,944
Ending assets		236,030		411,623		421,383
Resale agreements:

Investment income	3.0%	299	2.2%	368	3.0%	971
Ending assets		11,925		21,503		43,538
Investments properties:
Investment income	3.8%	50	5.7%	72	4.9%	60
Ending assets		1,283		1,237		1,191
Total investments:
Investment income		93,548		97,582		109,147
Net realized gains on financial assets		7,120		32,297		6,038
Net fair value gains/(losses) through profit or loss		5,808		10,209		(7,094)
Income of Investments properties		50		72		60
Total	5.4%	106,526	6.4%	140,160	4.6%	108,151
Ending assets		2,100,870		2,287,639		2,453,283

(1)	Yields for 2016, 2015 and 2014 are calculated by dividing the total investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 21.9% of our total investment assets as of December 31, 2016, 24.6% of our total investment assets as of December 31, 2015, and 32.9% of our total investment assets as of December 31, 2014.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2014	2015	2016
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	200,214	181,780	185,835
Due after one year and through five years	463,442	380,842	344,790
Due after five years and through ten years	26,500	—	7,700

Total term deposits	690,156	562,622	538,325

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2014	2015	2016
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	20,821	21,341	21,210
Agriculture Bank of China	144,856	133,409	110,242
Bank of China	150,735	118,931	70,792
China Construction Bank	19,337	24,212	42,750
Bank of Communications	132,336	100,432	121,142
Other banks	222,071	164,297	172,189

Total term deposits	690,156	562,622	538,325

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 46.8% of our total investment assets as of December 31, 2016, 43.8% of our total investment assets as of December 31, 2015 and 44.8% of our total investment assets as of December 31, 2014.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 5.4%, 36.6%, 47.1%, 4.2% and 6.7% of our total available-for-sale debt securities as of December 31, 2016. 6.4%, 36.2%, 51.4%, 4.8% and 1.2% of our total available-for-sale debt securities as of December 31, 2015 and 6.7%, 35.0%, 52.2%, 5.8% and 0.3% of our total available-for-sale debt securities as of December 31, 2014. Except for a small number of debt securities, which collectively had a carrying value of RMB 14,075 million (US$ 2,027 million) as of December 31, 2016, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

We mainly invest in secured bonds and unsecured bonds rated AA or above by the rating agencies recognized by the CIRC, such as China Chengxin International Credit Rating Co., Ltd, or Chengxin International, and Dagong Global Credit Rating Agency, or Dagong. We also invest in short-term financing bonds rated A-2 or above.

Chengxin International is a member of Moody’s Investors Service Inc., with Moody’s owning 30% equity interest in Chengxin International. Chengxin International created its own rating structures by making reference to the rating structures and experience of Moody’s and Fitch Ratings. AAA is the highest rating. Other approved rating agencies, such as Dagong, have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2014				2015				2016
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	25,885	2.8%	26,328	2.8%	23,750	2.5%	25,713	2.5%	20,173	1.8%	21,653	1.8%
Government agency bonds	137,303	14.7%	138,487	14.6%	134,021	13.9%	145,399	13.9%	140,444	12.4%	146,310	12.5%
Corporate bonds	206,232	22.0%	206,511	21.7%	196,408	20.4%	206,767	19.7%	183,408	16.1%	188,337	16.1%
Subordinated bonds/debt	22,304	2.4%	22,798	2.4%	17,771	1.9%	19,298	1.8%	15,948	1.4%	16,708	1.4%
Others	1,221	0.1%	1,217	0.1%	4,723	0.5%	4,722	0.5%	26,773	2.3%	26,750	2.3%

Total debt securities, available-for-sale	392,945	42.0%	395,341	41.6%	376,673	39.2%	401,899	38.4%	386,746	34.0%	399,758	34.10%

Debt securities, held to maturity:
Government bonds	88,843	9.5%	91,000	9.6%	79,438	8.3%	87,340	8.3%	97,196	8.6%	102,595	8.7%
Government agency bonds	126,140	13.5%	127,659	13.4%	126,097	13.1%	136,927	13.1%	169,001	14.9%	173,036	14.7%
Corporate bonds	146,595	15.7%	148,699	15.6%	146,405	15.2%	159,223	15.2%	178,444	15.7%	184,461	15.7%

Subordinated bonds/debt	155,705	16.6%	159,168	16.7%	152,135	15.8%	167,354	16.0%	150,089	13.2%	159,060	13.6%

Total debt securities, held to maturity	517,283	55.3%	526,526	55.3%	504,075	52.4%	550,844	52.6%	594,730	52.4%	619,152	52.7%

Debt securities, securities at fair value through profit or loss
Government bonds	254	—	254	—	401	0.0%	603	0.1%	381	0.0%	380	0.0%
Government agency bonds	3,995	0.4%	4,085	0.5%	5,262	0.6%	5,689	0.5%	6,800	0.6%	6,762	0.6%
Corporate bonds	21,590	2.3%	24,873	2.6%	74,359	7.8%	88,291	8.4%	144,596	12.7%	144,131	12.3%
Others	—	—	—	—	394	0.0%	401	0.0%	3,133	0.3%	3,133	0.3%
Total debt securities, securities at fair value through profit or loss	25,839	2.7%	29,212	3.1%	80,416	8.4%	94,984	9.0%	154,910	13.6%	154,406	13.2%

Total debt securities	936,067	100.0%	951,079	100.0%	961,164	100.0%	1,047,727	100.0%	1,136,386	100.0%	1,173,316	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2014		2015		2016
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	25,761	25,814	34,378	34,628	63,665	64,119
Due after one year and through five years	208,995	211,032	216,313	226,112	213,167	218,608
Due after five years and through ten years	268,882	275,236	271,887	294,941	341,479	355,984
Due after ten years	406,590	409,785	358,170	397,062	363,165	380,199

Total debt securities, excluding those at fair value through profit or loss	910,228	921,867	880,748	952,743	981,476	1,018,910

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash surrender values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2016, the total amount of our policy loans was RMB 92,442 million (US$ 13,314 million), and represented 3.77% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of December 31, 2014, the total amount of our investment in debt investment plans was RMB 59,897 million. As of and for the year ended December 31, 2015, the total amount of our investment in debt investment plans was RMB 65,118 million, and we had total investment proceeds from such plans of approximately RMB 3,572 million. As of and for the year ended December 31, 2016, the total amount of our investment in debt investment plans was RMB 63,028 million (US$ 9,078 million), and we had total investment proceeds from such plans of approximately RMB 3,532 million (US$ 509 million). As of December 31, 2014, the total amount of our investment in trust schemes was RMB 27,257 million. As of and for the year ended December 31, 2015, the total amount of our investment in trust schemes was RMB 45,460 million, and we had total investment proceeds from such schemes of approximately RMB 2,692 million. As of and for the year ended December 31, 2016, the total amount of our investment in trust schemes was RMB 47,864 million (US$ 6,894 million), and we had total investment proceeds from such schemes of approximately RMB 3,066 million (US$ 442 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2016, our investment in securities investment funds was RMB 119,973 million (US$ 17,280 million) and represented 4.89 % of our total investment assets as of that date. Our Investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2014		2015		2016
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)

Open-end	82,611	98.8%	167,900	99.1%	117,027	97.5%
Closed-end	1,009	1.2%	1,585	0.9%	2,946	2.5%

Total	83,620	100%	169,485	100.0%	119,973	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2016, the total amount of our investment in common stocks was RMB 140,166 million (US$ 20,188 million), and represented 5.7% of our total investment assets as of that date. As of December 31, 2015, the total amount of our investment in common stocks was RMB 111,516 million, and represented 4.9% of our total investment assets as of that date. As of December 31, 2014, the total amount of our investment in common stocks was RMB 94,933 million, and represented 4.5% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 43,538 million (US$ 6,271 million) as of December 31, 2016, RMB 21,503 million as of December 31, 2015 and RMB 11,925 million as of December 31, 2014.

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

	As of December 31,
	2014	2015	2016
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	6,757	7,812	7,929
China Guangfa Bank Co., Ltd.	20,535	22,553	50,299
Sinopec Sales Co., Ltd.	—	10,055	10,522
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	—	—	20,000

In February 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase 23.686% of the shares of China Guangfa Bank, or CGB, for RMB 23.312 billion. Upon closing, our equity interest in CGB increased from 20% to 43.686% and we became the largest shareholder of CGB. In December 2016, we also invested RMB 20 billion to purchase 43.9% equity interest in Sinopec Sichuan to East China Gas Pipeline Co., Ltd. We invested in China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership) with a capital commitment of RMB 9 billion, of which RMB 1.5 billion has been paid as of the date of this annual report.

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

As of and for the year ended December 31, 2016, AMC had total assets of RMB 8,284 million (US$ 1,193 million), net assets of RMB 7,548 million (US$ 1,087 million) and net profit of RMB 991 million (US$ 143 million).

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

As of and for the year ended December 31, 2016, CLPCIC had total assets of RMB 72,773 million (US$ 10,481 million), net assets of RMB 19,823 million (US$ 2,855 million) and net profit of RMB 1,157 million (US$ 167 million).

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

As of and for the year ended December 31, 2016, China Life Pension had total assets of RMB 3,697 million (US$ 532 million), net assets of RMB 3,070 million (US$ 442 million) and net profit of RMB 143 million (US$ 21 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,736 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2016, we launched the development of a new generation of Internet-based and client-focused comprehensive business management system which is secure and promptly responsive. We also launched two Internet-based platforms called China Life E-Shop and China Life E-Bao and 25 applications, which enables us to complete the entire sales process including product promotion, payment of premiums, issuance of policies and policy services through an Internet-based social network.

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

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed rates of return of ordinary personal insurance products, and such guaranteed rates of return can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed rate of return of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC which varies depending on product, the insurance company must file the relevant information of the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CIRC for approval. On September 2, 2016, the CIRC further required that policy loans provided by an insurer may not exceed 80% of the cash value or account value of the policy.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. In September 2015, the CIRC removed the original 2.50% cap on the assumed interest rate of participating products. From October 1, 2015, the assumed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. If the assumed interest rate of a participating product developed by an insurance company is not higher than 3.50%, the insurance company must file the specific information of such product with the CIRC for record. If such rate is higher than 3.50%, the insurance company is required to obtain the CIRC’s approval of the product. In addition, the valuation rate of unearned premium reserves of participating products equals to either the pricing rate or 3.00%, whichever is lower. Beginning from September 2, 2016, if the assumed interest rate or guaranteed rate of a life insurance product newly developed by an insurance company is lower than the maximum valuation rate set by the CIRC, which is 3.00% for participating products, the insurance company is only required to file specified information relating to the product with the CIRC, and if such rates are higher than 3.00%, the insurance company is required to obtain the CIRC’s approval for such products.

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

Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.50% to a compound annual rate of 3.50%. Beginning from September 2, 2016, the CIRC changed the maximum valuation rate of a universal product from a compound annual rate of 3.50% to a compound annual rate of 3.00%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC (i.e. a compound annual rate of 3.00%), the insurance company must file specified information relating to the product with the CIRC. If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the CIRC’s approval of the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CIRC.

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

Regulation of short-to-medium term products. Beginning from March 21, 2016, CIRC’s new regulations on personal insurance products with short-to-medium terms became effective. Under the new CIRC regulations, personal insurance products with short-to-medium terms are defined as follows:

•	where the sum of the cash value of the insurance policy (account value) at the end of any policy year within the past four policy years and the cumulative survival insurance benefits exceeds the total amount of premiums paid; and

•	it is expected that 60% or more of the policies of such product have a duration of less than five years.

Under the new CIRC regulations, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed two times the amount of capital invested by or the net assets of such insurer at the end of the latest quarter, whichever is larger. Insurers are also required to immediately cease developing and selling personal insurance products with a term of less than one year. An insurer’s annual premium income from personal insurance products with a term more than one year but less than three years may not exceed 90% of the overall regulatory limitation in 2016, 70% of the overall regulatory limitation in 2017 and 50% of the overall regulatory limitation in 2018 and thereafter. Furthermore, beginning from January 1, 2019, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed 50% of its total premiums for 2019, 40% of its total premiums for 2020 and 30% of its total premiums for 2021 and thereafter.

Investment-linked products and variable annuity insurance must also be evaluated and reported according to the above requirements applicable to products with short-to-medium terms. Whole life insurance products, annuity products and healthcare insurance products may not be designed as products with short-to-medium terms. Supplementary insurance products, such as supplementary universal products and supplementary investment-linked products, must also be evaluated separately to determine whether they are products with short-to-medium terms.

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

Asset Category	Definition	Specific Items Included	Regulatory Percentage(1)

			Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Current assets	Current assets refer to cash reserves, deposits payable on demand, and highly-liquid assets with shorter terms and less risk of changes in value that can be readily converted into a definite amount of cash.	Domestic items mainly include cash, current deposits, bank call deposits, insurance asset management products on the monetary market, and government bonds, quasi-government bonds and reverse repurchase agreements with residual maturities of one year or less. Overseas items mainly include bank current deposits, monetary market funds, overnight lending, commercial bills, bank bills, negotiable certificates of deposit, reverse repurchase agreements, short-term government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of one year or less, as well as other tools or products recognized by the CIRC in this category.	None.	The total outstanding investments by an insurance company in a single legal person(2) must not exceed 20% of the total assets(3) of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Asset Category	Definition	Specific Items Included	Regulatory Percentage(1)

			Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Fixed-income assets	Fixed-income assets refer to assets characterized by a definite maturity date and payments of interest and principal according to pre-determined interest rates and payment methods, as well as other assets whose main value is dependent on the changes in the value of the aforesaid assets.	Domestic items mainly include term deposits, negotiated deposits, bond funds, fixed-income insurance asset management products, financial institution (company) bonds, non-financial institution (company) bonds and government bonds and quasi-government bonds with residual maturities of more than one year. Overseas items mainly include term deposits, structured deposits with bank guaranteed commitments, securities investment funds with fixed-income commitments, government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of more than one year, as well as other tools or products recognized by the CIRC in this category.	None.

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

Asset Category	Definition	Specific Items Included	Regulatory Percentage(1)

			Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

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

The book balance of investments by an insurance company in a single equity asset must not exceed 5%(5) of the total assets of the insurance company as at the end of the last quarter, except as otherwise provided for acquisitions of listed companies and investments in shares of listed commercial banks.

The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Asset Category	Definition	Specific Items Included	Regulatory Percentage(1)

			Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Property assets	Property assets refer to purchased or invested land, structures and other land attachments, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.	Domestic items mainly include real estate, infrastructure investment schemes, property investment schemes, property insurance asset management products and other property related financial products. Overseas items mainly include commercial properties, office properties and real estate investment trusts (REITs), as well as other tools or products recognized by the CIRC in this category.

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

Asset Category	Definition	Specific Items Included	Regulatory Percentage(1)

			Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Other financial assets	Other financial assets refer to other kinds of assets that are distinctively different from all the foregoing categories of assets, including in terms of risk-return characteristics, liquidity and other characteristics, and cannot be classified into any of the foregoing categories.	Domestic items mainly include financial products by commercial banks, asset-backed securities offered by banking financial institutions, trust schemes of collective funds offered by trust companies, special asset management schemes offered by securities companies, project asset—backed schemes offered by insurance asset management companies and other insurance asset management products. Overseas items mainly include structured deposits without bank guaranteed commitments, as well as other tools or products recognized by the CIRC in this category.	The total book balance of investments by an insurance company in other financial assets must not exceed 25% of the total assets of the insurance company as at the end of the last quarter.

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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets and 20 emerging markets in accordance with the relevant requirements of the CIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

(1)	When calculating the regulatory percentages for each asset category, an insurance company is required to combine its domestic and overseas investments in assets of the category on a consolidated basis.
(2)	A single legal person refers to a single fund-raising party with legal person status that establishes a direct creditor-debtor or shareholder relationship with an insurance company due to the latter’s investment therein.
(3)	Total assets exclude the balance of the funds raised from bond repurchases and the amount of assets under independent accounts (including investment-linked life insurance products, variable annuity products, health care entrusted management products, pension insurance entrusted management products and investment-oriented non-life insurance products without pre-agreed returns).
(4)	Single asset investments refer to the investments in a single specific item under any category of investment assets. Where an investment product is issued in several phases, the book balance of the investment in a single asset is the sum of the investments in each phase.
(5)	An insurance institution that has already taken advantage of relevant policies to increase its holdings of blue-chip stocks must adjust the percentage of investments within two years from January 24, 2017 or within the time limit otherwise provided by relevant regulatory authorities until the percentage requirements under applicable regulatory requirements are met, i.e. the total book balance of investments by an insurance company in equity assets must not exceed 30% of the total assets of the insurance company as at the end of the last quarter, and the book balance of investments by an insurance company in a single equity asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter.

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

C-ROSS requirements

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

Category B insurer may be subject to a range of regulatory actions by the CIRC, including, among others, risk alert, supervisory conversation, rectification of identified problems within a specified deadline, on-site inspection or request to submit and implement plans to prevent insolvency or improve risk management.

If a Category C insurer does not meet the solvency adequacy ratio required by the CIRC, the CIRC may in such situations require the insurer to, in addition to the regulatory actions for category B, adjust its business structure, restrict business expansion and increase in assets, restrict the establishment of branch offices, restrict its commercial advertising activities, limit its business scope, transfer its insurance business to others or seek reinsurance of its insurance obligations, adjust investment portfolios or counterparties, limit its channels or percentages of investment, raise additional share capital, limit paying dividends on its shares, limit the remuneration of its directors and senior management or change its management team. If an insurer of category C meets the solvency adequacy ratio as required by the CIRC but its risk level is high for one or more of the four unquantifiable risks, the CIRC may take specific regulatory actions that target on the respective issues of each insurer.

For a Category D insurer the CIRC may, in addition to the regulatory actions for category C, require such insurer to rectify or cease part or all new business, put the insurer into receivership or take other regulatory actions as determined by the CIRC.

Based on the latest evaluation results released by the CIRC for the fourth quarter of 2016, we were classified as a Category A insurer.

Our core solvency adequacy ratio as of December 31, 2016 was 280.34%, and our comprehensive solvency adequacy ratio as of December 31, 2016 was 297.16%.

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

Compliance management. Insurance companies must prevent, identify, evaluate, report and manage compliance risks by taking measures such as setting up a compliance department, formulating and implementing compliance policies (which are required to be filed with the CIRC), exercising compliance monitoring and providing compliance trainings, so as to ensure compliance by the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-regulatory rules, internal management systems and codes of ethics. An annual compliance report must be submitted to the CIRC by April 30 each year. Each insurance company is required by the CIRC to appoint a compliance officer and establish a compliance management department in its head office. Beginning from June 1, 2016, where the proposed compliance head of an insurance company for whom the insurance company has applied for approval of post-holding qualifications also serves in other senior management positions, the insurance company must submit a statement that the proposed compliance head will not also manage a business or financial department during his or her term of office. The Measures for Compliance Management of Insurance Companies issued in December 2016, which are effective from July 1, 2017, further require that beginning from July 1, 2017, the headquarter and provincial branches of an insurance company must each set up a compliance management department. Where the proposed compliance head of an insurance company for whom the insurance company has applied for approval of post-holding qualifications is to be served by a senior management person other than the general manager, the insurance company must submit a statement that the proposed compliance head will not also manage departments that may be in conflict with his or her responsibilities for compliance management, such as those for business, finance, fund use and internal audit during his or her term of office. As of the date of this annual report, we have set up a compliance management department, established compliance standards and appointed a compliance officer whose qualification has been approved by the CIRC.

Related party transactions. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 5 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 10% or more of the insurance company’s net assets as of the end of the previous year and has a value of more than RMB 50 million. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors (the related board resolutions must be adopted by at least two-thirds of all non-affiliated directors, except for any related party transactions between an insurance group (holding) company and its insurance subsidiaries, as well as between and among its insurance subsidiaries themselves) or shareholders, while an ordinary related party transaction must be reviewed in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company is required, within 10 business days after the conclusion of the transaction agreements (or within 10 business days from the occurrence of the relevant event if no transaction agreement is concluded), to report to the CIRC and make an announcement on its website and the website of the Insurance Association of China if it conducts certain related party transactions, including, among others, transactions relating to investments of insurance funds and transactions that involve transfers of interests above a specified amount. In respect of any information that could not be publicly disclosed as it involves state secrets or commercial secrets or due to other relevant reasons, the insurance company must, at least five business days prior to the prescribed date of information disclosure, report this fact to the CIRC and refrain from disclosing such information as required by law.

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

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required to submit to the CIRC an internal control assessment form and an annual internal control assessment report each year. The CIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. Under the Basic Guidelines for Internal Controls in Insurance Companies issued by the CIRC in August 2010 and the Measures for Compliance Management of Insurance Companies issued by the CIRC in December 2016, which are effective from July 1, 2017, an insurance company must establish an internal control evaluation system in various operations including sales, operation, basic management and fund use, and by April 30 of each year, submit to the CIRC an evaluation report on its internal control. In addition, where the CIRC deems necessary, the CIRC may collect information reflecting the corporate governance of insurance companies, establish an information database of insurance companies’ governance, and conduct governance ratings for insurance companies through on-site or off-site investigations, media reports, assessments of independent rating agencies and public disclosure by insurance companies. The CIRC may take regulatory measures against insurance companies based on the rating results, including interviews, a risk warning in writing and rectifications within a specified period.

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

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. A foreign life insurer with total assets of no less than US$ 5,000 million and 30 years of industry experience in any WTO member country, and which has had a representative office for two years in China, is permitted to form a life insurance joint venture with a domestic partner of its choice. Foreign life insurers may own up to one-half of the joint venture. In addition, the geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, has been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. In addition, since December 11, 2006, foreign insurance brokers have been permitted to set up wholly owned subsidiaries in China.

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, wholly foreign-owned insurance companies and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Without the approval of the CIRC, foreign-invested insurance companies may not engage in asset purchases and sales or other transactions with their affiliates, but may engage in outward and inward reinsurance with their affiliates. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CIRC of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CIRC. If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

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

Prior to August 3, 2015, individual insurance agents, representatives of insurance agencies and insurance brokers were required to obtain qualification certificates issued by the CIRC. Under such CIRC regulations, we were subject to sanctions if we retained exclusive agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents were allowed to cancel the policies under some circumstances. On August 3, 2015, the CIRC issued a Notice on the Administration of Insurance Intermediary Personnel, effective on the same day. Under the new regulations, the CIRC cancelled the requirements on qualification certificates or practice certificates for individual insurance agents, representatives of insurance agencies and insurance brokers, with the effect that insurance companies are now only required to complete registration for their individual insurance agents in the insurance intermediary regulatory information system maintained by the CIRC. In addition, insurance companies are required to take adequate measures to ensure the good conduct and professional competence of their individual insurance agents, representatives of insurance agencies and insurance brokers.

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

Regulation of Internet Insurance Businesses

Insurance companies and intermediaries are allowed to carry out an Internet-based insurance business, including sales, underwriting, claims settlement, policy surrender, complaint handling, customer services and other insurance business activities, through proprietary network platforms or third-party network platforms that meet the relevant requirements prescribed by the CIRC. Insurance companies and intermediaries that carry out an internet-based insurance business must set up an information disclosure column on their official websites, disclosing the related website names and addresses, internet insurance products, existing branches, customer services and ways for consumers to make complaints. The CIRC is required to carry out regulation and on-site inspection of an internet insurance business, and may take rectification measures against insurance companies and intermediaries that conduct operations in violation of the regulations. Insurance companies engaging in internet-based guaranteed insurance businesses, which use internet credit lending platforms as intermediaries to provide both the borrowers (i.e. insurance applicants) and the lenders (i.e. the insured) on such platforms with guaranteed insurance services, must comply with regulatory requirements on solvency, verify the qualifications of insurance applicants in a prudent manner, clarify the information disclosure obligations of the internet platforms, enhance product management and adhere to other compliance requirements stipulated by the CIRC.

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

Implementation of VAT

In March 2016, the PRC State Council approved the expansion of the scope of Value Added Tax, or VAT, to several key sectors including real estate, construction, financial services and lifestyle services, effective May 1, 2016. Therefore, our primary business has been subject to 6% VAT from May 1, 2016 instead of the 5% business tax, or BT, which previously had applied to our business. The implementation of VAT has had an effect on our business and operations, including, among other things, our product development and pricing, finance management, management of receipts and IT systems. However, our management believes that the implementation of VAT has not had any known material impact on our overall operating results and financial conditions.

Audit by the PRC National Audit Office

In 2015, the National Audit Office of the People’s Republic of China, or the NAO, conducted a routine audit on the assets, liabilities and profits and losses of CLIC and its subsidiaries (including China Life) for the year of 2014. On June 29, 2016, the NAO released on its website the audit results. We believe that the issues identified in the audit have no material impact on our overall operating results, financial statements and internal control over financial reporting. We disclosed the audit results on Form 6-K filed with the SEC on June 29, 2016.

C. ORGANIZATIONAL STRUCTURE

The following is our simplified corporate structure as of the date of this annual report:

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

China Life Wealth Management Company Limited	The People’s Republic of China	100%(5) (indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%
(4)	AMC, which is 60% owned by us, owns 85.03%
(5)	AMC, which is 60% owned by us, owns 48%, and China Life AMP, which is 85.03% owned by AMC, owns 52%.

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2016, we owned and leased 4,021 and 12,687 properties, respectively, and had 453 properties under construction. Among the 4,021 properties owned by us, 1,647 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. Eight properties are recognized as investment properties.

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

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, health insurance and accident insurance products. We had nearly 246 million insurance policies in force as of December 31, 2016, individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 430,498 million (US$ 62,005 million) and net profit of RMB 19,585 million (US$ 2,821 million) for the year ended December 31, 2016. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 361,905 million (US$ 52,125 million) in 2016.

•	Health insurance had total gross written premiums of RMB 54,010 million (US$ 7,779 million) in 2016.

•	Accident insurance had total gross written premiums of RMB 14,583 million (US$ 2,100 million) in 2016.

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

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 78.82% of total revenues in 2016.

•	investment income and net realized gains on financial assets, net fair value gains/(losses) through profit or loss. Investment income and net realized gains on financial assets, net fair value gains/(losses) through profit or loss accounted for 19.99% of total revenues in 2016.

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

Interest Rates

For many of our long-term life insurance and annuity products, we are obligated to pay contractual benefits to our policyholders or annuitants based on a guaranteed interest or crediting rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the rate of return we are able to earn on our investments and the guaranteed rates that we are required to pay under the policies. The guaranteed rate we pay is established when the product is priced. In August 2013 and February 2015, the CIRC removed the original 2.50% cap on the guaranteed rates on traditional non-participating insurance policies and universal life insurance policies, respectively. In September 2015, the CIRC further removed the 2.50% cap on the guaranteed rate for participating life insurance policies. From October 1, 2015, the guaranteed rate of all long-term insurance products is to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CIRC approval is required for products with guaranteed rates above the maximum valuation rate set by the CIRC, which varies depending on product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2016, the average guaranteed rate of return for all of our insurance policies in force was 2.58%, while our investment yields for the years ended December 31, 2016, 2015 and 2014 were 4.56%, 6.39% and 5.39%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products, including our non-participating products, could be adversely impacted.

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

The limited availability of long-duration investment assets in the markets in which we invest has resulted in the duration of our assets being shorter than that of our liabilities. We seek to reduce the risk of duration mismatch by increasing our investments in long-duration investment assets and focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. In addition, the price volatility in the PRC capital markets may also expose us to risks of loss from our investments there. We seek to reduce such risk through industry and issuer diversification and asset allocation.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets, for the years ended December 31, 2014, 2015 and 2016.

Impairment	For the year ended December 31,
	2014	2015	2016	2016
	(RMB in millions)			US$
Debt securities	—	—	(143)	(21)
Equity securities	(1,149)	(321)	(2,513)	(362)

Total	(1,149)	(321)	(2,656)	(383)

During the year ended December 31, 2016, we recognized an impairment expense of RMB 2,513 million (US$ 362 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2015, we recognized an impairment expense of RMB 321 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2014, we recognized an impairment expense of RMB 1,149 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2016, we recognized an impairment expense of RMB 143 million (US$ 21 million) in debt securities. During the years ended December 31, 2015 and 2014, we did not recognize any impairment expense in debt securities and no previously recognized impairment losses in debt securities were reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2016, 2015 and 2014.

	As of December 31,
	2014		2015		2016
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	25,885	26,328	23,750	25,713	20,173	21,653
Government agency bonds	137,303	138,487	134,021	145,399	140,444	146,310
Corporate bonds	206,232	206,511	196,408	206,766	183,408	188,337
Subordinated bonds/debt	22,304	22,798	17,771	19,298	15,948	16,708
Other	1,222	1,217	4,723	4,722	26,773	26,750

Subtotal	392,946	395,341	376,673	401,898	386,746	399,758

Equity securities
Funds	74,532	83,121	150,199	163,366	114,373	105,290
Common stocks	44,197	71,592	57,110	74,629	110,774	110,653
Other	55,271	57,477	124,016	130,623	143,161	150,722
Subtotal	174,000	212,190	331,325	368,618	368,308	366,665

Total	566,946	607,531	707,998	770,516	755,054	766,423

We had gross unrealized gains of RMB 31,391 million (US$ 4,521 million) and gross unrealized losses of RMB 18,064 million (US$ 2,602 million) as of December 31, 2016. We had gross unrealized gains of RMB 67,434 million and gross unrealized losses of RMB 3,559 million as of December 31, 2015. We had gross unrealized gains of RMB 47,673 million and gross unrealized losses of RMB 5,581 million as of December 31, 2014. The unrealized losses as of December 31, 2016 related primarily to the unrealized losses of available-for-sale equity.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2016, 2015 and 2014.

As of December 31, 2016	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	1,222	40	200	1,462
Carrying amounts	48,144	1,040	3,104	52,288
Unrealized losses as a percentage of carrying amounts	2.54%	3.85%	6.44%	2.80%

Equity securities
Unrealized losses	12,023	4,579	—	16,602
Carrying amounts	121,106	23,443	1	144,550
Unrealized losses as a percentage of carrying amounts	9.93%	19.53%	—	11.49%

Total
Total unrealized losses	13,245	4,619	200	18,064
Total carrying amounts	169,250	24,483	3,105	196,838
Unrealized losses as a percentage of carrying amounts	7.83%	18.87%	6.44%	9.18%

As of December 31, 2015	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	49	5	242	296
Carrying amounts	4,110	290	16,186	20,586
Unrealized losses as a percentage of carrying amounts	1.19%	1.72%	1.50%	1.44%

Equity securities
Unrealized losses	1,885	1,378	—	3,263
Carrying amounts	28,275	9,810	—	38,085
Unrealized losses as a percentage of carrying amounts	6.67%	14.05%	—	8.57%

Total
Total unrealized losses	1,934	1,383	242	3,559
Total carrying amounts	32,385	10,100	16,186	58,671
Unrealized losses as a percentage of carrying amounts	5.97%	13.69%	1.50%	6.07%

As of December 31, 2014	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	503	94	4,358	4,955
Carrying amounts	52,214	1,310	82,408	135,932
Unrealized losses as a percentage of carrying amounts	0.96%	7.18%	5.29%	3.65%

Equity securities
Unrealized losses	595	31	—	626
Carrying amounts	11,666	129	—	11,795
Unrealized losses as a percentage of carrying amounts	5.10%	24.03%	—	5.31%

Total
Total unrealized losses	1,098	125	4,358	5,581
Total carrying amounts	63,880	1,439	82,408	147,727
Unrealized losses as a percentage of carrying amounts	1.72%	8.69%	5.29%	3.78%

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

When the decline in value is considered an impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, and available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realized gains on financial assets in the period the impairment is recognized. The impairment loss is reversed through the net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity investments are not reversed. See “—Critical Accounting Policies”.

As of December 31, 2016, our total investment assets were RMB 2,453,283 million (US$ 353,346 million) and the investment yield for the year ended December 31, 2016 was 4.56%. The investment yield primarily reflected the increase in interest income and the decrease in spread income. As of December 31, 2015, our total investment assets were RMB 2,287,639 million and the investment yield for the year ended December 31, 2015 was 6.39%. The investment yield primarily reflected the increase in spread income and interest income. As of December 31, 2014, our total investment assets were RMB 2,100,870 million and the investment yield for the year ended December 31, 2014 was 5.39%. The investment yield primarily reflected the increase in spread income, interest income and fair value gains/(losses), as well as the decrease in impairment losses of assets.

We calculate the investment yields for a given year by dividing the total investment income for that year by the average of the ending balance of investment assets of that year and the previous year. Beginning in 2016, the formula to calculate our investment yield has been revised to reflect the fact that our investment income has been subject to 6% Value Added Tax, or VAT, instead of the 5% business tax from May 1, 2016, and therefore investment yields for the fiscal years ended December 31, 2014 and 2015 have also been revised to conform to the revised formula.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2016, 2015 and 2014 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2014	2015	2016	2016	(2014-2016)
	RMB	RMB	RMB	US$
Life insurance business

Whole life and term life insurance:
Gross written premiums	32,638	31,595	33,395	4,810	1.15%

Endowment:
Gross written premiums	217,662	177,871	188,415	27,137	(6.96%)

Annuities:
Gross written premiums	35,319	98,703	140,095	20,178	99.16%
Health insurance business(1)

Gross written insurance premiums	33,192	42,041	54,010	7,779	27.56%
Accident insurance business(2)

Gross written insurance premiums	12,199	13,761	14,583	2,100	9.34%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

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

Critical Accounting Policies

We prepared the consolidated financial statements under the historical cost convention, except for financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, insurance contract liabilities and certain property, plant and equipment at deemed cost during restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgments in the process of applying our accounting policies. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. The following sections discuss the accounting policies applied in preparing our consolidated financial statements that we believe are most dependent on the application of these judgments and estimates. However, uncertainty about these judgments and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets and liabilities in the future periods.

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

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The discount rate reflects the future economic outlook as well as our investment strategy. The assumed discount rate with risk margin ranged from 4.80% to 5.00% as at December 31, 2014, from 4.80% to 5.00% as at December 31, 2015 and from 4.45% to 4.85% as at December 31, 2016, respectively.

For the insurance contracts of which the future financial benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin ranged from 3.52% to 5.96% as at December 31, 2014, from 3.42% to 5.78% as at December 31, 2015 and from 3.23% to 5.32% as at December 31, 2016, respectively.

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

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as future inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. We have estimated the percentage of premiums costs to be 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2014, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2015 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2016, respectively, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future macro economy, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

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

Securities at fair value through profit or loss. This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. Other financial assets are classified as at fair value through profit or loss if they meet the criteria and designated as such at inception by us.

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

In evaluating whether a decline in value is impairment for equity securities, we also consider the extent or the duration of the decline. When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in “Net realized gains on financial assets” in the period the impairment is recognized. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognized in net profit on equity instruments are not reversed through net profit.

As of December 31, 2016, debt securities of RMB 213,877 million (US$ 30,805 million) contain guarantees issued by third parties and, of those, 94.84% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 73.11% relates to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

Securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase. The carrying amounts of these assets in the consolidated statement of financial position approximate fair value. Fair value of other loans are obtained from valuation techniques.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2016, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2016, RMB 239,743 million of RMB 271,333 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2016.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 1 Amendments	Disclosure Initiative	1 January 2016
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 , IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

Amendments to IAS 1 – Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: the materiality requirements in IAS 1; that specific line items in the statement of comprehensive income and the statement of financial position should be disaggregated; that entities have flexibility as to the order in which they present the notes to financial statements; that the share of other comprehensive income (“OCI”) of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group’s consolidated financial statements have complied with the amendments.

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group did not elect to change to the equity method in the separate financial statements, and the amendments do not have any impact on the Group’s consolidated financial statements.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments to IFRS 10 and IFRS 12 do not have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10. The Group applied the amendments to IAS 28 when accounting for associates which are investment entities themselves.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are not relevant to the Group, since the Group had no joint operation as at 31 December 2016.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2016.

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 7 Amendments	Disclosure Initiative	January 1, 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 and Note 2.1.2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.0%, 1.4%, 2.0%, 2.6% and 2.6% in 2016, 2015, 2014, 2013 and 2012, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Total Revenues	For the year ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Net premiums earned	362,301	426,230
Life insurance business	308,081	361,649
Health insurance business	40,855	50,590
Accident insurance business	13,365	13,991
Investment income	97,582	109,147
Investment income from securities at fair value through profit or loss	1,708	6,210
Investment income from available-for-sale securities	27,476	37,243
Investment income from held-to-maturity securities	24,541	24,854
Investment income from bank deposits	32,285	27,851
Investment income from loans	11,115	12,018
Other investment income	457	971
Net realized gains on financial assets	32,297	6,038
Net fair value gains/(losses) through profit or loss	10,209	(7,094)
Other income	5,060	6,460

Total	507,449	540,781

Net Premiums Earned

Net premiums earned increased by RMB 63,929 million, or 17.6%, to RMB 426,230 million in 2016 from RMB 362,301 million in 2015.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB 53,568 million, or 17.4%, to RMB 361,649 million in 2016 from RMB 308,081 million in 2015. This was primarily due to an increase in first-year regular premiums and renewals.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 9,735 million, or 23.8%, to RMB 50,590 million in 2016 from RMB 40,855 million in 2015. This was primarily due to our increased efforts in developing the health insurance business to meet market demand.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 626 million, or 4.7%, to RMB 13,991 million in 2016 from RMB 13,365 million in 2015. This was primarily due to further optimization of our business structure and a decrease in sales of certain products with high claim settlement ratios.

Investment Income

Investment income increased by RMB 11,565 million, or 11.9%, to RMB 109,147 million in 2016 from RMB 97,582 million in 2015.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 4,502 million, or 263.6%, to RMB 6,210 million in 2016 from RMB 1,708 million in 2015. This was primarily due to an increase in interest income resulting from increased investments in trading bonds, principally commercial paper and corporate bonds.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 9,767 million, or 35.5%, to RMB 37,243 million in 2016 from RMB 27,476 million in 2015. This was primarily due to an increase in dividend income from available-for-sale equity investments.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 313 million, or 1.3%, to RMB 24,854 million in 2016 from RMB 24,541 million in 2015. This was primarily due to an increase in the allocation in bonds offset in part by a decrease in the rate of return on reinvested funds and new investments in the low interest rate environment.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB 4,434 million, or 13.7%, to RMB 27,851 million in 2016 from RMB 32,285 million in 2015. This was primarily due to a decrease in the allocation of negotiated deposits, and a decrease in the rate of return for new investments in the low interest rate environment.

Investment Income from Loans

Investment income from loans increased by RMB 903 million, or 8.1%, to RMB 12,018 million in 2016 from RMB 11,115 million in 2015. This was primarily due to an increase in investments in other loans, which mainly consist of our investments in different types of asset management products.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by RMB 26,259 million, or 81.3%, to gains of RMB 6,038 million in 2016 from gains of RMB 32,297 million in 2015. This was primarily due to a significant decrease in spread income of stocks and securities investment funds resulting from fluctuations in the capital markets.

Net Fair Value Gains /(Losses) through Profit or Loss

Net fair value gains/(losses) through profit or loss decreased by RMB 17,303 million to losses of RMB 7,094 million in 2016 from gains of RMB 10,209 million in 2015. This was primarily due to a significant decrease in spread income of stocks resulting from fluctuations in the capital markets.

Other Income

Other income increased by RMB 1,400 million, or 27.7%, to RMB 6,460 million in 2016 from RMB 5,060 million in 2015. This was primarily due to an increase in the commission fees earned from CLPCIC.

Benefits, Claims and Expenses	For the year ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	221,701	253,157
Accident and health claims and claim adjustment expenses	21,009	27,269
Increase in insurance contracts liabilities	109,509	126,619
Investment contracts benefits	2,264	5,316
Policyholder dividends resulting from participation in profits	33,491	15,883
Underwriting and policy acquisition costs	35,569	52,022
Finance costs	4,320	4,767
Administrative expenses	27,458	31,854
Other expenses	7,428	4,859
Statutory insurance fund contribution	743	1,048

Total	463,492	522,794

Segment information of insurance benefits and claims expenses
Life insurance business	313,612	360,922
Health insurance business	34,398	40,513
Accident insurance business	4,209	5,610

Total	352,219	407,045

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 54,826 million, or 15.6%, to RMB 407,045 million in 2016 from RMB 352,219 million in 2015.

Life insurance death and other benefits payouts increased by RMB 31,456 million, or 14.2%, to RMB 253,157 million in 2016 from RMB 221,701 million in 2015. This was primarily due to an increase in maturities payable of life insurance business and annuity benefits. Accident and health claims and claim adjustment expenses increased by RMB 6,260 million, or 29.8%, to RMB 27,269 million in 2016 from RMB 21,009 million in 2015. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 17,110 million, or 15.6%, to RMB 126,619 million in 2016 from RMB 109,509 million in 2015. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 47,310 million, or 15.1%, to 360,922 million in 2016 from RMB 313,612 million in 2015. This was primarily due to an increase in maturities payable and annuity payments in our life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 6,115 million, or 17.8%, to RMB 40,513 million in 2016 from RMB 34,398 million in 2015. This was primarily due to an increase in the scale of health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 1,401 million, or 33.3%, to RMB 5,610 million in 2016 from RMB 4,209 million in 2015. This was primarily due to the increase of claims expenses for certain businesses.

Investment Contract Benefits

Investment contract benefits increased by RMB 3,052 million, or 134.8%, to RMB 5,316 million in 2016 from RMB 2,264 million in 2015. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB 17,608 million, or 52.6%, to RMB 15,883 million in 2016 to RMB 33,491 million in 2015. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 16,453 million, or 46.3%, to RMB 52,022 million in 2016 from RMB 35,569 million in 2015. This was primarily due to an increase in underwriting costs for first-year regular premium business resulting from the growth of our business and the optimization of our business structure.

Finance Costs

Finance costs increased by RMB 447 million, or 10.3%, to RMB 4,767 million in 2016 from RMB 4,320 million in 2015. This was primarily due to an increase in interest income from securities sold under agreements to repurchase.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 4,396 million, or 16%, to RMB 31,854 million in 2016 from RMB 27,458 million in 2015. This was primarily due to the growth of our business.

Other Expenses

Other expenses decreased by RMB 2,569 million, or 34.6%, to RMB 4,859 million in 2016 from RMB 7,428 million in 2015. This was primarily due to the fact that our income from financial and insurance services has been subject to value-added tax instead of business taxes since May 1, 2016.

Profit	For the year ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Profit before income tax	45,931	23,842
Life insurance business	40,921	14,732
Health insurance business	557	2,093
Accident insurance business	1,753	852
Other businesses	2,700	6,165
Income tax	10,744	4,257
Net profit attributable to equity holders of the company	34,699	19,127

Profit before Income Tax

Our profit before income tax decreased by RMB 22,089 million, or 48.1%, to RMB 23,842 million in 2016 from RMB 45,931 million in 2015.

Life Insurance Business

Profit before income tax in the life insurance business decreased by RMB 26,189 million, or 64.0%, to RMB 14,732 million in 2016 from RMB 40,921 million in 2015. This was primarily due to a decrease in gross investment income and the impact of the update of discount rate assumptions for reserves for traditional insurance contracts.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 1,536 million, or 275.8%, to RMB 2,093 million in 2016 from RMB 557 million in 2015. This was primarily due to the improvement of the business structure of our health insurance.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB 901 million, or 51.4%, to RMB 852 million in 2016 from RMB 1,753 million in 2015. This was primarily due to an increase in claims expenses.

Other Business

Profit before income tax in other business increased by RMB 3,465 million, or 128.3%, to RMB 6,165 million in 2016 from RMB 2,700 million in 2015. This was primarily due to an increase in net share of profit of associates and joint ventures.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 6,487 million or 60.4%, to RMB 4,257 million in 2016 from RMB 10,744 million in 2015. This was primarily due to the combined impact of taxable income and deferred tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB 15,572million, or 44.9%, to RMB 19,127 million in 2016 from RMB 34,699 million in 2015. This was primarily due to the decrease in gross investment income and the impact of the update of discount rate assumptions for reserves for traditional insurance contracts.

Major Assets	As of December 31,
	2015	2016
	RMB	RMB
	(in millions)
Investment assets	2,287,639	2,453,283
Term deposits	562,622	538,325
Held-to-maturity securities	504,075	594,730
Available-for-sale securities	770,516	766,423
Securities at fair value through profit or loss	137,990	209,124
Securities purchased under agreements to resell	21,503	43,538
Cash and cash equivalents	76,096	67,046
Loans	207,267	226,573
Statutory deposits—restricted	6,333	6,333
Investment properties	1,237	1,191
Investment in associates and joint ventures	47,175	119,766
Other assets	113,501	123,902

Total	2,448,315	2,696,951

Investment Assets

Our total investment assets increased by RMB 165,644 million, or 7.2%, to RMB 2,453,283 million in 2016 from RMB 2,287,639 million in 2015.

Term Deposits

Term deposits decreased by RMB 24,297 million, or 4.3%, to RMB 538,325 million in 2016 from RMB 562,622 million in 2015. This was primarily due to a decrease in the scale of negotiated deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 90,655 million, or 18%, to RMB 594,730 million in 2016 from RMB 504,075 million in 2015. This was primarily due to an increase in the allocation in bonds.

Available-for-Sale Securities

Available-for-sale securities decreased by RMB 4,093 million, or 0.5%, to RMB 766,423 million in 2016 from RMB 770,516 million in 2015.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 71,134 million, or 51.6%, to RMB 209,124 million in 2016 from RMB 137,990 million in 2015. This was primarily due to increased investments in listed bonds, principally commercial paper and corporate bonds.

Cash and Cash Equivalents

Cash and cash equivalents decreased by RMB 9,050 million, or 11.9%, to RMB 67,046 million in 2016 from RMB 76,096 million in 2015. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 19,306 million, or 9.3%, to RMB 226,573million in 2016 from RMB 207,267 million in 2015. This was primarily due to an increase in investments in policy loans and other loans, which mainly consist of our investments in different types of asset management products.

Investment Properties

Investment properties decreased by RMB 46 million, or 3.7%, to RMB 1,191 million in 2016 from RMB 1,237 million in 2015. This was primarily due to depreciation of investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB 72,591 million, or 153.9%, to RMB 119,766 million in 2016 from RMB 47,175 million in 2015. This primarily reflected our new investments in associates and joint ventures and an increase in interests in associates.

Major Liabilities	As of December 31,
	2015	2016
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,715,985	1,847,986
Investment contracts	84,106	195,706
Securities sold under agreements to repurchase	31,354	81,088
Policyholder dividends payable	107,774	87,725
Annuity and other insurance balances payable	30,092	39,038
Interest-bearing loans and borrowings	2,643	16,170
Bonds payable	67,994	37,998
Deferred tax liabilities	16,953	7,768
Other liabilities	65,200	75,824

Total	2,122,101	2,389,303

Liabilities

Our total liabilities increased by RMB 267,202 million, or 12.6%, to RMB 2,389,303 million in 2016 from RMB 2,122,101 million in 2015.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 132,001 million, or 7.7%, to RMB 1,847,986 million in 2016 from RMB 1,715,985 million in 2015. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 111,600 million, or 132.7%, to RMB 195,706 million in 2016 from RMB 84,106 million in 2015. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 49,734 million, or 158.6%, to RMB 81,088 million in 2016 from RMB 31,354 million in 2015. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB 20,049 million, or 18.6%, to RMB 87,725 million in 2016 from RMB 107,774 million in 2015. This was primarily due to a decrease in investment yields of participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 8,946 million, or 29.7%, to RMB 39,038 million in 2016 from RMB 30,092 million in 2015. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency increased in 2016. Interest-bearing loans and other borrowings include a five-year bank loan of GBP 275 million with a maturity date of June 17, 2019, a three-year bank loan of US$ 948 million with a maturity date of September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date of September 30, 2019 and a six-month bank loan of EUR100 million with a maturity date of June 9, 2017. All these loans are fixed rate loans.

Bonds Payable

Bonds payable decreased by RMB 29,996 million, or 44.1%, to RMB 37,998 million in 2016 from RMB 67,994 million in 2015. This was primarily due to redemption of some of our subordinated term debts.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 9,185 million, or 54.2%, to RMB 7,768 million in 2016 from RMB 16,953 million in 2015. This was primarily due to the decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2016, equity attributable to our equity holders was RMB 303,621 million, a decrease of RMB 18,871million, or 5.9%, from RMB 322,492 million as of December 31, 2015. This was primarily due to profit distributions and the decrease in total comprehensive income during 2016.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Total Revenues	For the year ended December 31,
	2014	2015
	RMB	RMB
	(in millions)
Net premiums earned	330,105	362,301
Life insurance business	285,574	308,081
Health insurance business	32,624	40,855
Accident insurance business	11,907	13,365
Investment income	93,548	97,582
Investment income from securities at fair value through profit or loss	1,677	1,708
Investment income from available-for-sale securities	23,029	27,476
Investment income from held-to-maturity securities	25,357	24,541
Investment income from bank deposits	34,934	32,285
Investment income from loans	8,138	11,115
Other investment income	413	457
Net realized gains on financial assets	7,120	32,297
Net fair value gains through profit or loss	5,808	10,209
Other income	4,185	5,060

Total	440,766	507,449

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

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 8,231million, or 25.2%, to RMB 40,855 million in 2015 from RMB 32,624 million in 2014. This was primarily due to our enhanced efforts in developing the health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 1,458 million, or 12.2%, to RMB 13,365million in 2015 from RMB 11,907 million in 2014. This was primarily due to our continued efforts in developing our accident insurance business.

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

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB 2,649 million, or 7.6%, to RMB 32,285 million in 2015 from RMB 34,934 million in 2014. This was primarily due to a decrease in the allocation of negotiated deposits and the decrease in investment yield of newly allocated deposits in the low interest rate environment.

Investment Income from Loans

Investment income from loans increased by RMB 2,977 million, or 36.6%, to RMB 11,115 million in 2015 from RMB 8,138 million in 2014. This was primarily due to an increase in the scale of policy loans and trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB 25,177 million, to gains of RMB 32,297 million in 2015 from gains of RMB 7,120 million in 2014. This was primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

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

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 2,422 million, or 12.5%, to RMB 16,953 million in 2015 from RMB 19,375 million in 2014. This was primarily due to an increase in deductible temporary differences.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2016, the amount of cash and cash equivalents was RMB 67,046 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2016, the amount of term deposits was RMB 538,325 million.

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

Net cash flow from operating activities amounted to a net inflow of RMB 89,098 million (US$ 12,833 million) in 2016. Net cash flow from operating activities amounted to a net outflow of RMB 18,811 million in 2015. The change was primarily due to an increase in insurance income and the growth in the scale of investment contract accounts.

Net cash flow from investing activities amounted to a net outflow of RMB 104,703 million (US$ 15,080 million) in 2016. Net cash flow from investing activities amounted to a net inflow of RMB 67,047 million in 2015. This change was primarily due to the demand of investment management.

Net cash flow from financing activities amounted to net inflow of RMB 6,270 million (US$ 903 million) in 2016. Net cash flow from financing activities amounted to a net outflow of RMB 19,415 million in 2015. This change was primarily due to the demand of liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$ 3,062 million). As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. As of December 31, 2016, we had engaged 13 investment managers to manage US$ 1,300 million for investment in overseas public markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2016, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$ 1,274 million. As at the end of 2016, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2016, 2015 and 2014 are as follows:

	As at December 31, 2014	As at December 31, 2015	As at December 31, 2016

Ratio of assets and liabilities	87.21%	86.68%	88.59%

Insurance Solvency Requirements

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. On January 1, 2016, the CIRC implemented a new set of solvency regulations, or C-ROSS, which replaced Solvency I. Under C-ROSS, the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2014, 2015 and 2016:

	As of December 31, 2016	As of December 31, 2015		As of December 31, 2014
	(RMB in millions, except percentage data)
Core capital	639,396
Actual capital	677,768	282,820	(1)	236,151	(1)
Minimum capital	228,080	85,676	(1)	80,193	(1)
Core solvency ratio	280.34%
Comprehensive solvency ratio	297.16%	330.10	%(2)	294.48	%(2)

(1)	Calculated under Solvency I.
(2)	Refers to solvency ratio under Solvency I.

The decrease in our solvency ratio in 2016 was primarily due to the higher minimum capital requirement as a result of the growth of our insurance business.

In the second half of 2016, the CIRC conducted a regulatory review under the new Solvency Aligned Risk Management Requirements and Assessment framework, or SARMRA, on the solvency and risk positions of life insurers and non-life insurers in China. We understand we received one of the highest scores among life insurers in China. The SARMRA score links the risk management practices of insurers with capital requirements.

We issued Core Tier 2 Capital Securities of US$ 1,280 million in July 2015 by taking advantage of favorable market opportunities, which effectively improved our solvency ratio. The Core Tier 2 Capital Securities were issued to qualified investors who meet applicable regulatory requirements and have an initial distribution rate of 4.00%.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2016.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2016	(RMB in millions)
Securities sold under agreements to repurchase	81,088	0	0	0	81,088
Bonds payable	39,032	0	0	0	39,032
Annuity and other insurance balances payable	39,038	0	0	0	39,038
Insurance contracts	(43,322)	97,236	35,088	(3,229,394)	(3,140,392)
Investment contracts	(15,880)	(34,147)	(33,128)	(259,905)	(343,060)
Off balance sheet operating leases	632	611	153	27	1,423
Capital commitments	36,601	8,386	91	0	45,078

Total	137,189	72,086	2,204	(3,489,272)	(3,277,793)

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cashflows on policies in force as at December 31, 2016. The estimate is affected by numerous assumptions (depending on the product type), including assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions which affect our estimates of future cashflows. Many of these assumptions are inherently uncertain and outside our control. Accordingly, the actual experience may differ from our estimates.

Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2016, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2016. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2016.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. Changes in these assumptions resulted in an increase of RMB 14,736 million in profit before income tax in 2016, a decrease of RMB 9,497 million in profit before income tax in 2015 and an increase of RMB 4,179 million in profit before income tax in 2014. The sensitivity analysis of these assumptions is as follows:

•	holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 16,746 million lower or RMB 17,492 million higher, respectively.

•	holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 2,823 million lower or RMB 2,953 million higher, respectively.

•	holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB 57,591 million higher or RMB 65,427 million lower, respectively.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2016, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Age	Position

Yang Mingsheng	61	Chairman of the board of directors and executive director
Lin Dairen	58	Executive director and president
Xu Hengping	58	Executive director and vice president
Xu Haifeng	57	Executive director and vice president
Wang Sidong	55	Non-executive director
Liu Jiade	54	Non-executive director
Chang Tso Tung Stephen	68	Independent director
Robinson Drake Pike	65	Independent director
Tang Xin	45	Independent director
Leung Oi-Sie Elsie	77	Independent director
Li Mingguang	47	Vice president and chief actuary
Zhao Lijun	53	Vice president
Xiao Jianyou	48	Vice President
Zheng Yong	54	Board secretary
Ruan Qi	50	Chief Information Technology Officer

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC and CLPCIC since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, the chairman of AMC since December 2013 and the chairman of China Guangfa Bank Co., Ltd. since September 2016. Mr. Yang has many years of experience in financial industry. He served as a vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the faculty of finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Lin Dairen was appointed as our president by board of directors in March 2014 and has been our executive director since October 2008. Mr. Lin also acts as the non-executive director of CLPCIC and China Life Pension. Mr. Lin served as the vice president of our company from 2003 to March 2014, and served as the executive director and president of China Life Pension from November 2006 to March 2014. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management, and was awarded special allowance by the State Council. He is currently the chairman of the China Life Foundation, vice chairman of the Insurance Institute of China and the Insurance Association of China and the director of the Life Insurance Committee of the Insurance Association of China.

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

Liu Jiade has been a non-executive director of our company since July 2015. He is the vice chairman and president of China Guangfa Bank Co., Ltd. Mr. Liu has been a director of China Guangfa Bank Co., Ltd. since December 2006. He previously served as the vice president of CLIC and the chairman of China Life Pension. Mr. Liu has been a supervisor of Sinopec Sales Company Limited since March 2015. Mr. Liu served as our vice president from 2003 to March 2014, and also served as a director of AMC, CLPCIC and China Life Franklin Asset Management Company Limited. He served as the deputy director and the director of the trade and finance department of the Ministry of Finance, the vice county magistrate (in a titular position) of Guantao County of Hebei Province and the deputy director of the Finance Department of the Ministry of Finance. He is currently a member of the Accounting Informatization Committee of the Ministry of Finance. Mr. Liu, a senior economist, graduated from the Central Finance College (now known as the Central University of Finance and Economics) majoring in finance with a bachelor’s degree in economics.

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

Tang Xin has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the deputy head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, the chairman of the independent director committee of the Listed Companies Association of the PRC, and an independent director of each of Harvest Fund Management Co., Ltd. and GF Securities Co., Ltd.. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2009 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Leung Oi-Sie Elsie has been an independent director of our company since July 2016. She was previously the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong. She is currently the deputy director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the President of the International Federation of Women Lawyers and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a notary public and a China-appointed attesting officer. She has been awarded the Grand Bauhinia Medal. Ms. Leung holds a master’s degree in law from the University of Hong Kong, and is a fellow of the International Academy of Matrimonial Lawyers. She has been admitted as a solicitor in both Hong Kong and England and Wales. Ms. Leung has been serving as an independent non-executive director of United Company RUSAL Plc since December 2009, an independent non-executive director of China Resources Power Holdings Company Limited since April 2010 and an independent non-executive director of Beijing Tong Ren Tang Chinese Medicine Company Limited since May 2013.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Age	Position

Miao Ping	59	Chairperson of the board of supervisors
Shi Xiangming	57	Supervisor
Xiong Junhong	48	Supervisor
Zhan Zhong	48	Employee representative supervisor
Wang Cuifei	53	Employee representative supervisor

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

Zhao Lijun has been a vice president of our company since July 2016, and our chief financial officer since November 2016. He was the chief financial officer and general manager of the finance department of CLIC from May 2014 to April 2016. From 2012 to 2014, Mr. Zhao successively served as the deputy general manager (responsible for daily operation) and general manager of the data center of our company. From 2010 to 2012, Mr. Zhao served as the general manager of the legal and compliance department of our company. From 2008 to 2010, Mr. Zhao served as the deputy general manager of the Shandong branch of our company. From 2003 to 2008, Mr. Zhao successively served as an assistant to the general manager and the general manager of the finance department of our company. Prior to that, he served as a cadre in the finance & planning department of People’s Insurance Company of China, the director, deputy manager and manager of the finance department of China Reinsurance Corporation in Hong Kong, the deputy manager and manager of the finance department of China Insurance H.K. (Holdings) Company Limited and the deputy director, director and assistant to the general manager of the planning & finance department of China Life Insurance Company. Mr. Zhao graduated from the accounting department of Anhui Finance & Trade College with a bachelor’s degree in accounting and finance in 1987 and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a senior accountant.

Xiao Jianyou has been a vice president of our company since October 2016. He served as the assistant president of our company from July 2015 to October 2016. He has been the general manager of our Jiangsu branch since January 2014. From April 2013 to January 2014, he was the vice general manager (in charge of the management work) at our Jiangsu branch. From 2006 to 2013, he held various positions at our company, including the vice general manager, assistant to general manager and marketing director of Jiangsu branch and general manager and vice general manager of Taizhou branch. Before that, Mr. Xiao held various other positions at our Jiangsu branch, including deputy manager of the marketing department and management department, assistant to general manager, vice general manager (in charge of the management work) and general manager of the individual insurance department. In 1991, Mr. Xiao graduated from Jiangxi Traditional Chinese Medicine College, and received a bachelor of medicine at Jiangxi Traditional Chinese Medicine College and a bachelor of law at Nanjing University, respectively. Mr. Xiao is a senior economist.

Ruan Qi has been the chief information technology officer of our company since October 2016 and the general manager (at the general manager grade of the provincial branch) of the information technology department of our company since March 2016. He served as the general manager of the data center of our company and the general manager (at the general manager grade of the provincial branch) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He served as a staff member of the computer department of the Fujian branch, the deputy head of the technical division of the computer office, an assistant to the director and the deputy director of the computer office and the deputy manager (responsible for daily operation) and the manager of the information technology department of the Fujian branch from 1989 to 2004. He was a cadre at Fujian Research Institute of Posts and Telecommunications from 1987 to 1989. He graduated from Beijing Institute of Posts and Telecommunications in August 1987 with a bachelor’s degree in computer science and communications and from Xiamen University in December 2007 with a master’s degree in business administration for senior management (EMBA). Mr. Ruan is a senior engineer.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2016. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2016 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2016. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yang Mingsheng	—	—	—	—	—
Lin Dairen	140.00	—	24.56	—	164.56
Xu Hengping	113.40	—	24.48	—	137.88
Xu Haifeng	113.40	—	24.18	—	137.58
Wang Sidong	—	—	—	—	—
Liu Jiade	—	—	—	—	—
Chang Tso Tung Stephen	32.00	—	—	—	32.00
Robinson Drake Pike	32.00	—	—	—	32.00
Tang Xin(2)	26.67	—	—	—	26.67
Leung Oi-Sie Elsie(3)	15.00	—	—	—	15.00
Zhang Xiangxian(4)	—	—	—	—	—
Miao Jianmin(5)	—	—	—	—	—
Huang Yiping(6)	5.33	—	—	—	5.33
Anthony Francis Neoh(7)	15.00	—	—	—	15.00
Miao Ping	114.80	—	24.48	—	139.28
Shi Xiangming	66.69	51.22	30.03	—	147.94
Xiong Junhong	—	—	—	—	—
Zhan Zhong	69.26	53.12	30.45	—	152.83
Wang Cuifei	61.55	47.23	29.29	—	138.07

Total	956.67	—	187.47	—	1,144.14

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as independent director on March 7, 2016.

(3)	Appointed as independent director on July 20, 2016.
(4)	Resigned as non-executive director on August 3, 2016.
(5)	Resigned as non-executive director on April 7, 2017.
(6)	Resigned as independent director on March 7, 2016.
(7)	Retired as independent director on July 20, 2016.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our assistant president, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2016. The total compensation package for our executive officers for the year ended December 31, 2016 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2016. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Li Mingguang	113.40	—	24.64	—	138.04
Zhao Lijun(1)	56.70	—	12.22	—	68.92
Xiao Jianyou(2)	107.33	—	24.75	—	132.08
Zheng Yong	105.00	—	32.47	—	137.47
Ruan Qi(3)	24.50	—	8.60	—	33.10
Yang Zheng(4)	65.33	—	14.05	—	79.38
Huang Xiumei(5)	16.33	—	3.05	—	19.38

Total	488.59	—	119.78	—	608.37

(1)	Appointed as vice president in July 2016.
(2)	Retired as assistant president and appointed as vice president in October 2016. The amount of compensation includes the compensation received both as assistant president and vice president.
(3)	Appointed as chief information technology officer in October 2016.
(4)	Retired as vice president in August 2016.
(5)	Retired as financial controller in February 2016.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director and four supervisors during the year ended December 31, 2016, was approximately RMB 7.43 million (US$ 1.07 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2016, was approximately RMB 1.65 million.

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2016. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 30 to our consolidated financial statements included elsewhere in this annual report.

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

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Chang Tso Tung Stephen, Robinson Drake Pike and Wang Sidong. Mr. Chang Tso Tung Stephen serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our risk management and internal control system, to review our risk preference and tolerance policy, to formulate our risk management policy, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises. Our risk management committee is currently comprised of Leung Oi-Sie Elsie, Xu Hengping and Liu Jiade. Ms. Leung-Oi-Sie Elsie serves as the chairman.

The primary duties of the strategy and investment decision committee are to formulate our long-term development strategies and significant investment and financing plans, to propose significant projects of capital operation and assets management, and to conduct research and make recommendations on other important matters that affect our development. Our strategy and investment decision committee is currently comprised of Tang Xin, Lin Dairen, Xu Haifeng and Leung Oi-Sie Elsie. Mr. Tang Xin serves as the chairman.

D. EMPLOYEES

As of December 31, 2014, 2015 and 2016 we had approximately 103,123, 98,823 and 99,739 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2014, 2015 and 2016.

	As of December 31
	2014		2015		2016
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	22,304	21.63%	23,941	24.23%	21,868	21.93%
Financial and auditing staff	6,287	6.10%	5,373	5.44%	5,225	5.24%
Sales and sales management staff	34,783	33.73%	33,036	33.43%	36,091	36.19%
Underwriters, claim specialists and customer service staff	31,291	30.34%	29,330	29.68%	28,420	28.49%
Other professional and technical staff(1)	3,838	3.72%	2,674	2.71%	3,488	3.50%
Other	4,620	4.48%	4,469	4.52%	4,647	4.66%

Total(2)	103,123	100%	98,823	100%	99,739	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2014, 2015 and 2016, we had approximately 743,000, 979,000 and 1,495,000 exclusive agents, respectively. During 2016, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. In addition, in August 2015, the CIRC cancelled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhered to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 7, 2017 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc (1)	534,704,107 (Long position) 2,647,000 (Short position)	7.19 0.04	% %	1.90 0.01	% %
H Shares	JPMorgan Chase & Co.(2)	525,848,397 (Long position) 52,070,026 (Short position) 258,077,758 (Lending pool)	7.06 0.69 3.46	% % %	1.86 0.18 0.91	% % %

Note (1):

BlackRock, Inc. was interested in a total of 534,704,107 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 2,551,000 H shares, 2,530,000 H shares, 92,155,639 H shares, 159,357,000 H shares, 1,156,405 H shares, 42,270,783 H shares, 1,558,495 H shares, 4,632,000 H shares, 34,686,956 H shares, 1,184,000 H shares, 15,259,785 H shares, 3,351,700 H shares, 49,231,718 H shares, 59,626,965 H shares, 30,514,834 H shares, 434,000 H shares, 12,364,556 H shares, 20,986,271 H shares, 816,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 534,704,107 H shares, 328,550 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 2,647,000 H shares (0.04%). Of these 2,647,000 H shares, 1,055,000 H shares were cash settled unlisted derivatives.

Note (2):

JPMorgan Chase & Co. was interested in a total of 525,848,397 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, JF Asset Management Limited, CIFM Asset Management (Hong Kong) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad, JPMorgan Asset Management (UK) Limited and China International Fund Management Co Ltd were interested in 107,021,485 H shares, 1,065,000 H shares, 15,000 H shares, 221,000 H shares, 6,765,000 H shares, 18,390,537 H shares, 130,463,689 H shares, 258,085,993 H shares, 1,637,693 H shares 743,000 H shares and 1,440,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 525,848,397 H shares are 258,077,758 H shares (3.46%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 525,848,397 H shares, 29,847,355 H shares were physically settled listed derivatives, 15,182,000 H shares were cash settled listed derivatives, 568,388 H shares were physically settled unlisted derivatives and 7,468,386 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 52,070,026 H shares (0.69%). Of these 52,070,026 H shares, 13,586,845H shares were physically settled listed derivatives, 14,494,200 H shares were cash settled listed derivatives, 2,836,132 H shares were physically settled unlisted derivatives and 16,879,536 H shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2016 and April 5, 2017, there were, respectively, 25,580,053 ADRs representing 127,900,265 H shares, with 60 registered holders, and 23,727,211 ADRs representing 118,636,055 H shares, with 62 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in China Life Insurance (Overseas) Co., Limited, or China Life Overseas, and a 100% equity interest in China Life Investment Holding Company Limited, or IHC. CLIC, AMC, CLPCIC, China Life Overseas and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. IHC owns an indirect 100% equity interest in China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited, or CLCD. China Life Wealth, AMP and CLCD are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. During the reporting period, we engaged in the following related party transactions with these companies:

•	On August 30, 2016, we and CLPCIC entered into a supplemental agreement to revise the annual caps for the two years ending December 31, 2017 under the insurance sales framework agreement with CLPCIC;

•	On November 23, 2016, we entered into a partnership agreement with CLIC, CLPCIC, and CLCD, in relation to the formation of a partnership; and

•	On December 30, 2016, December 23, 2016, December 16, 2016 and December 22, 2016, we, China Life Pension, CLIC and CLPCIC each entered into a new framework agreement with AMP for the subscription and redemption of fund products, sale of funds, asset management and other daily transactions, respectively.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC, CLPCIC, IHC, AMP and China Life Wealth in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

On February 29, 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase shares of China Guangfa Bank, or CGB, which was previously known as Guangdong Development Bank. This transaction has been completed and closed on August 29, 2016. As at the date of this annual report, we own a 43.686% equity interest in CGB and have become the largest shareholder of CGB. Our chairman and executive director, Yang Mingsheng, serves as the chairman of CGB, and our non-executive director, Mr. Liu Jiade, serves as the vice chairman and president of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. On January 12, 2017, we entered into a new framework agreement with CGB for daily related party transactions. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

Our policy management agreement with CLIC expired on December 31, 2014. On December 29, 2014, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2017. Subject to compliance with HKSE Listing Rules, this new agreement will be automatically renewed for a successive term of three years unless terminated by either party by giving to the other party not less than 180 days’ prior written notice upon expiration of the then current term. Pursuant to this policy management agreement, we continued to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis, which, for each semi-annual payment period, equals the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.00; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period. The service fees paid by CLIC to us under policy management agreement for the year ended on December 31, 2016 was RMB 869 million (US$ 125 million). The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2017 is RMB 1,037 million.

Continuing Related Party Transactions with AMC

During the reporting period, we engaged in continuing related party transactions with AMC under an asset management agreement between AMC and us. The asset management agreement expired on December 31, 2015. On December 29, 2015, we and AMC entered into a new asset management agreement on substantially the same terms for a three-year term expiring on December 31, 2018. A detailed discussion of the material terms of the asset management agreement between AMC and us is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2016 was RMB 1,081 million (US$ 156 million). The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for each of the three years ending on December 31, 2018 is RMB 1,500 million. The annual cap has been determined by reference to historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital markets.

During the reporting period, CLIC engaged in continuing related party transactions with AMC under an asset management agreement between AMC and CLIC, which expired on December 31, 2015. A detailed discussion of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 30, 2015, AMC and CLIC entered into a new asset management agreement on substantially the same terms for a three-year term expiring on December 31, 2018, subject to a right of the parties to negotiate a renewal of this new agreement within 90 business days prior to its expiry. Under this new agreement, AMC continued to invest and manage assets entrusted to it by CLIC, which is subject to the investment guidelines and instructions given by CLIC, and CLIC will pay AMC a base service fee in cash at the rate of 0.05% of the investments under management per annum. The service fee for investment in debt investment plans, equity investment plans, project asset-backed plan and customized non-standard products will be determined separately by the parties. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2016 was RMB 124 million (US$ 18 million). The annual cap in respect of the service fees to be paid by CLIC to AMC under the new asset management agreement for the three years ending on December 31, 2018 is RMB 320 million, RMB 310 million and RMB 300 million, respectively.

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2014. A detailed discussion of the terms of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009. On December 31, 2014, we entered into a new property leasing agreement with IHC under substantially the same terms for a three-year term expiring on December 31, 2017. Under the new property leasing agreement, IHC agreed to lease to us 1,807 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2016 was RMB 81 million (US$ 12 million).

Asset Management Agreement with IHC

On February 3, 2016, we entered into an asset management agreement with IHC for a term starting from January 1, 2016 and ending on June 30, 2017. Pursuant to the asset management agreement, IHC continued to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of unlisted companies, related financial products and securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

In consideration of the services provided by IHC under the asset management agreement, we agreed to pay IHC fees based on fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, we agreed to pay IHC a basic service fee which is determined based on the investment rate of return of the projects. With respect to the non-fixed return projects, we agreed to pay IHC a basic service fee and also pay a performance fee at the time of exit from the projects with reference to the comprehensive rate of return of the projects. The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the agreement (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects; and the management fee rate is 0.3% for the non-fixed return projects). The performance fee is calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The basic service fee and performance fee payable by us to IHC may not exceed RMB 1 billion during the term of this agreement, and the contractual amount of assets entrusted by us to IHC for investment and management may not exceed RMB 250 billion as at the expiry of this agreement. The basic service fee and performance fee paid by us to IHC under this asset management agreement for the year ended December 31, 2016 was RMB 298 million (US$ 43 million).

Each of CLIC and CLPCIC has also entrusted IHC to invest and manage its assets, which may result in CLIC, CLPCIC and us investing in the same project. Pursuant to the asset management agreement, the targeted assets for co-investments to be made by IHC and on behalf of us, CLIC and CLPCIC are limited to newly launched related financial products and securitization financial products, excluding any products acquired from the secondary market. The contractual amount of the co-investment by us to be entrusted during the term of this agreement will not exceed RMB 40 billion.

Continuing Related Party Transaction with China Life Pension

On July 27, 2009, we, CLIC and AMC entered into an agreement for the entrustment of enterprise annuity funds and account management with China Life Pension. The agreement expired on December 1, 2012. On February 26, 2013, we, CLIC and AMC entered into a memorandum of understanding, which became effective retroactively on December 2, 2012, with China Life Pension to renew the agreement for a successive one-year term ended on December 1, 2013. On March 22, 2014, we, CLIC and AMC entered into a new agreement for the entrustment of enterprise annuity funds and account management with China Life Pension, which became effective retroactively to December 2, 2013.

Under the new agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension, we, CLIC and AMC agreed to pay China Life Pension entrusted management fees, account management fees and investment management fees. This agreement has expired on December 31, 2016.

Continuing Related Party Transactions with CLPCIC

On March 8, 2012, we entered into an insurance sales framework agreement with CLPCIC for a three-year term which ended on March 7, 2015. On March 8, 2015, we entered into a new insurance sales framework agreement with CLPCIC for a term of two years ending on March 7, 2017. This new agreement has been automatically renewed for one more year after its expiration. Under the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell certain specified insurance products within authorized regions, and agreed to pay us service fees in cash on a monthly basis in consideration of the services provided. The service fees will be determined by reference to the cost incurred by us plus a marginal profit amount and market practice. The annual caps in respect of the service fees to be paid by CLPCIC to us for the three years ending December 31, 2017 under the insurance sales framework agreement are RMB 1,386 million, RMB 1,738 million and RMB 2,222 million, respectively. As we considered that the original annual caps under the agreement for the two years ending December 31, 2017 cannot meet the demands for its business development, on August 30, 2016, we and CLPCIC entered into a supplemental agreement to revise the annual caps for the two years ending December 31, 2017 to RMB 3,000 million and RMB 5,000 million, respectively. The service fees paid to us under the insurance sales framework agreement for the year ended December 31, 2016 was RMB 2,337 million (US$ 337 million).

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

For the year ended December 31, 2016, the fee payable by the Company for the asset management services was RMB 0.03 million (US$ 0.0043 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0.14 million (US$ 0.0202 million).

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

For the year ended December 31, 2016, the management fee payable by CLIC for the asset management services was RMB 0.48 million (US$ 0.0691 million).

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

For the year ended December 31, 2016, the fee payable by CLPCIC for the asset management services was RMB 0 million, the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0.01 million (US$ 0.0014 million).

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

For the year ended December 31, 2016, there were no payments made under the agreement.

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

For the year ended December 31, 2016, the fee payable by IHC for the asset management services was RMB 0.04 million (US$ 0.0058 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreements with AMP

Framework Agreement between AMP and Us

During the reporting period, we engaged in continuing related party transactions with AMP under a framework agreement between us and AMP for the subscription and redemption of fund products, sale of funds, asset management and other daily transactions. This agreement expired on December 31, 2016. A detailed discussion of the terms of this agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2016. For the year ended December 31, 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 9,188.01 million (US$ 1,323 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 4,338.51 million (US$ 625 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee paid by us for the asset management for specific clients was RMB 10.90 million (US$ 1.57 million), and the fees for other daily transactions was RMB 4.15 million (US$ 0.60 million).

On December 30, 2016, we and AMP entered into a new framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the new agreement, we will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 700 million, RMB 800 million and RMB 900 million, respectively; the annual caps on the management fee and performance-based fee payable by us for the asset management for specific clients are RMB 300 million, RMB 400 million and RMB 500 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

Framework Agreement between AMP and China Life Pension

During the reporting period, China Life Pension engaged in continuing related party transactions with AMP under a framework agreement between China Life Pension and AMP for the subscription and redemption of fund products, sale of funds and other daily transactions. This agreement expired on December 31, 2016. A detailed discussion of the terms of this agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2016. For the year ended December 31, 2016, there were no payments made under the agreement.

On December 23, 2016, China Life Pension and AMP entered into a new framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the new agreement, China Life Pension will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the management fee and performance-based fee payable by China Life Pension for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

Framework Agreement between AMP and CLIC

During the reporting period, CLIC engaged in continuing related party transactions with AMP under a framework agreement between CLIC and AMP for the subscription and redemption of fund products. This agreement expired on December 31, 2016. A detailed discussion of the terms of this agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2016. For the year ended December 31, 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 1,530.59 million (US$ 220 million), and the redemption price and corresponding redemption fee for the redemption of fund products was RMB 2,585.28 million (US$ 372 million).

On December 16, 2016, CLIC and AMP entered into a new framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the new agreement, CLIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; and the annual caps on the management fee and performance-based fee payable by CLIC for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

Framework Agreement between AMP and CLPCIC

During the reporting period, CLPCIC engaged in continuing related party transactions with AMP under a framework agreement between CLPCIC and AMP for the subscription and redemption of fund products, sales agency services and other daily transactions. This agreement expired on December 31, 2016. A detailed discussion of the terms of this agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 22, 2016. For the year ended December 31, 2016, the subscription price for the fund products was RMB 100 million (US$ 14.40 million), and there were no payments made under the agreement with respect to the redemption price, the subscription fee and the redemption fee for the fund products, the sales commission fee and client maintenance fee paid by AMP and the fees for other daily transactions.

On December 22, 2016, CLPCIC and AMP entered into a new framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the new agreement, CLPCIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps for the redemption fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the management fee and performance-based fee payable by CLPCIC for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

Formation of Chengda Partnership

On November 23, 2016, we entered into a partnership agreement with CLIC, CLPCIC, and CLCD, pursuant to which CLCD, as general partner, and CLIC, CLPCIC and us, as limited partners, agreed to form China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership), or the Chengda Partnership. The business scope of the Chengda Partnership includes equity investment, investment management and asset management. The purpose of the Chengda Partnership is to achieve capital appreciation through investment in enterprises or projects in healthcare and related industries.

Under the partnership agreement, the total capital to be contributed by all partners of the Chengda Partnership to it will be RMB 12.01 billion, of which RMB 9 billion will be contributed by us. CLCD will be responsible for the executive functions and investment operations of the Chengda Partnership. During the liquidation process, matured debts shall first be repaid by the assets of the Chengda Partnership. In the event that the assets of the Chengda Partnership are insufficient to repay all of the debts of the Chengda Partnership, all partners will share the debts in proportion to their respective capital contributions, provided, however, that CLCD will bear unlimited joint and several liability for the debts of the Chengda Partnership. The limited partners of the Chengda Partnership, including us, will be potentially liable for the debts of the Chengda Partnership up to the amount of their respective capital contributions to the Chengda Partnership.

The Chengda Partnership has a term of eight years from the date on which its business license is obtained.

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

On August 12, 2016, we entered into an insurance products cooperation agreement with CGB, pursuant to which CGB will sell our individual insurance products suitable for sale through banks, as jointly selected by CGB and us. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 1.5% to 30%. This agreement has a term of two years. Upon expiration of the two-year term, this agreement will be automatically renewed for successive one-year terms, provided that no objection has been raised by CGB or us.

On June 14, 2013, we entered into a related party transaction framework agreement with CGB. Under this agreement, which has a term of three years ending on December 31, 2015, we and CGB will carry out various deposit and non-deposit related party transactions. On July 25, 2014, we entered into a revised agreement with CGB, which further increased the daily cap of deposits in respect of all the deposit transactions, increased the annual cap in respect of all the non-deposit related party transactions and expanded the scope of non-deposit transactions. This agreement expired on December 31, 2016.A detailed discussion of this related party transaction framework agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014 and April 22, 2016, respectively. On January 12, 2017, we entered into a new framework agreement with CGB for daily related party transactions, for a term starting from January 1, 2017 and ending on December 31, 2019. Compared to the original agreement, the new framework agreement adjusted the scope of transactions and the classification of transaction types, and also increased the cap of the transaction amounts. A detailed discussion of this new agreement is set forth in our report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2016.

As at December 31, 2016, the total amount of our deposits at CGB was RMB 26,342 million (US$ 3,794 million). The amount of major non-deposit related party transactions between CGB and us for the year ended December 31, 2016 was RMB 727 million (US$ 105 million).

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us and the framework agreements between China Life Wealth and each of us, CLIC, CLPCIC, China Life Overseas and IHC are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 19, 2014, December 22, 2015 and August 25, 2016, respectively.

The formation of the Chengda Partnership by the Company, CLIC, CLPCIC and CLCD is only subject to reporting and announcement requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on October 27, 2016.

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

The framework agreements entered into by AMP with us, China Life Pension, CLIC and CLPCIC, respectively, are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing these transactions on October 27, 2016 and obtained the approval of the shareholders’ general meeting of our company on December 27, 2016.

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

We may penalize or punish our employees or exclusive agents who commit misconduct or fraud, breach the terms of their employment or agency agreements, exceed their authorization limits or fail to follow prescribed procedures in delivering insurance policies and premium payments, in each case having regard to the severity of the offense. Employees or exclusive agents are required to reimburse us for any losses suffered by us resulting from their misconduct or fraud. In serious cases, we may terminate their employment or agency agreements. We report criminal offenses to the PRC authorities and may also bring concurrent civil actions against employees or exclusive agents. We have experienced agent and employee misconduct that has resulted in litigation, arbitration and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. None of these actions has resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 23, 2017 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.24 per share, totaling approximately RMB 6,784 million (US$ 977 million), for the year ended December 31, 2016. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2016.

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

We paid dividends of RMB 0.14 per share in respect of 2006, RMB 0.42 per share in respect of 2007, RMB 0.23 per share in respect of 2008, RMB 0.70 per share in respect 2009, RMB 0.40 per share in respect of 2010, RMB 0.23 per share in respect of 2011, RMB 0.14 per share in respect of 2012, RMB 0.30 per share in respect of 2013, RMB 0.40 per share in respect of 2014 and RMB 0.42 per share in respect of 2015. Our board of directors has recommended the declaration of final dividends of RMB 0.24 per share in respect of 2016. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

B. SIGNIFICANT CHANGES

On February 29, 2016, we entered into agreements with Citigroup Inc. and IBM Credit LLC to purchase 23.686% of the shares of CGB, for RMB 23,312 million. This transaction has been completed and closed on August 29, 2016. As at the date of this annual report, we own a 43.686% equity interest in CGB and have become the largest shareholder of CGB. Because we do not control CGB, CGB is not treated as a subsidiary in our consolidated financial statements.

In March 2016, the PRC State Council approved the expansion of the scope of Value Added Tax, or VAT, to several key sectors including real estate, construction, financial services and lifestyle services, effective May 1, 2016. Our primary business will be subject to 6% VAT instead of the 5% business tax, or BT, which previously had applied to our business. The implementation of VAT has had an effect on our business and operations, including, among other things, our product development and pricing, finance management, management of receipts and IT systems. However, our management believes that the implementation of VAT has not had any known material impact on our overall operating results and financial conditions.

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

China Life believes that reporting our embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of our in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

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

Definitions of Embedded Value and Value of One year’s sales

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

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

Preparation and Review

The embedded value and the value of one year’s sales were prepared by China Life in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 4.6% to 5% by 0.2% every year (remaining level thereafter). 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk- adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2016 and the value of one year’s sales for the 12 months to 31 December 2016, the corresponding results as at 31 December 2015 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		31 December, 2016	31 December, 2015
A	Adjusted Net Worth	349,528	268,729
B	Value of In-Force Business before Cost of Required Capital	332,317	335,500
C	Cost of Required Capital	(29,787)	(43,951)
D	Value of In-Force Business after Cost of Required Capital (B+C)	302,530	291,549
E	Embedded Value (A + D)	652,057	560,277
F	Value of One Year’s Sales before Cost of Required Capital	53,952	35,684
G	Cost of Required Capital	(4,641)	(4,155)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,311	31,528

Note: Numbers may not be additive due to rounding.

Value of One Year’s Sales by Channel

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
	31 December,	31 December,
Channel	2016	2015
Exclusive Individual Agent Channel	46,326	28,851
Group Insurance Channel	375	371
Bancassurance Channel	2,610	2,306

Total	49,311	31,528

Note: Numbers may not be additive due to rounding.

Movement analysis

The following analysis tracks the movement of the embedded value from the start to the end of 2016:

Table 3

Analysis of Embedded Value Movement in 2016		RMB million
ITEM

A	Embedded Value at Start of Year	560,277
B	Expected Return on Embedded Value	52,168
C	Value of New Business in the Period	49,311
D	Operating Experience Variance	(1,792)
E	Investment Experience Variance	(31,029)
F	Methodology, Model and Assumption Changes	48,116
G	Market Value and Other Adjustments	(13,973)
H	Exchange Gains or Losses	651
I	Shareholder Dividend Distribution and Capital Injection	(12,257)
J	Other	585
K	Embedded Value as at 31 December 2016 (sum A through J)	652,057

Notes:

1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2016 opening net worth.
C	Value of one year’s sales in 2016.
D	Reflects the difference between actual operating experience in 2016 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2016.
F	Reflects the effect of change of appraisal methodology, model and assumption enhancements. The change of appraisal methodology increased embedded value by RMB 64,335 million. The enhancements of assumptions decreased embedded value by RMB 16,218 million.
G	Change in the market value adjustment from the beginning of year 2016 to 31 December 2016 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results		RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

	Base case scenario	302,530	49,311
1.	Risk discount rate +50bps	289,475	47,069
2.	Risk discount rate -50bps	316,555	51,712
3.	Investment return +50bps	353,748	57,745
4.	Investment return -50bps	251,560	40,898
5.	10% increase in expenses	298,764	46,623
6.	10% decrease in expenses	306,295	51,998
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	300,225	48,696
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	304,829	49,926
9.	10% increase in lapse rates	301,530	48,340
10.	10% decrease in lapse rates	303,441	50,251
11.	10% increase in morbidity rates	298,350	48,385
12.	10% decrease in morbidity rates	306,744	50,238

	Adjusted Net Worth	Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Restatement of 2015 results	355,613	269,939	31,912

Note: 2015 results are recalculated in accordance with the “CAA Standards of Actuarial Practice” and using the new assumptions (including economic and operating assumptions).

Willis Towers Watson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2016 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Willis Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2016, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2016;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Michael Freeman             Wesley Cui

23rd March 2017

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2012	25.3000	17.0600	49.69	33.47	21.4000	15.8700
2013	27.2000	17.5000	52.62	34.27	21.9200	12.9100
2014	30.5000	19.7800	58.84	38.59	34.1500	13.0700
2015	40.0000	24.3000	78.53	15.14	41.1900	21.3500
2016	23.8000	16.2800	15.22	10.23	26.9200	19.6600
Quarterly
First Quarter, 2015	34.0500	29.6000	67.24	56.60	40.6300	31.9800
Second Quarter, 2015	40.0000	32.6500	78.53	20.86	41.1900	28.7600
Third Quarter, 2015	33.7500	24.3000	21.30	15.14	36.0800	21.3500
Fourth Quarter, 2015	30.8000	24.4000	20.23	15.42	30.4200	25.5300
First Quarter, 2016	23.8000	16.3200	15.22	10.33	26.9200	19.6600
Second Quarter, 2016	19.7400	16.2800	12.89	10.23	24.0400	20.2600
Third Quarter, 2016	21.5000	16.3200	13.83	10.51	22.4000	20.5700
Fourth Quarter, 2016	22.7000	19.0600	14.63	12.22	26.2200	21.3100
First Quarter, 2017	25.2000	20.6000	16.23	13.29	26.8600	24.4300
Monthly
October 2016	21.5000	19.2600	14.00	12.28	21.8500	21.3100
November 2016	22.7000	19.0600	14.63	12.22	26.2200	21.6700
December 2016	22.5000	19.9000	14.62	12.79	25.7500	23.5900
January 2017	21.7000	20.6000	14.05	13.29	26.2000	25.0200
February 2017	24.6000	21.2000	15.83	13.64	26.8600	25.1500
March 2017	25.2000	23.4000	16.23	14.96	25.7200	24.4300
April 2017 (through April 7, 2017)	23.9500	23.5500	15.44	15.19	25.3000	25.0500

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represented 15 H shares prior to May 26, 2015 and represents 5 H shares since May 26, 2015.

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

A special resolution was passed at the shareholders’ annual general meeting held on May 30, 2016 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of the aggregate nominal amount of our H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses.

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

Special Rules

Related Person Insurance Income. Certain adverse U.S. income and tax reporting rules may apply to U.S. shareholders who, directly or indirectly, own stock of a non-U.S. corporation that earns “related person insurance income” (“RPII”), if 25% or more of the non-U.S. corporation’s direct or indirect shareholders are U.S. persons. RPII is generally defined as insurance income derived from the insurance (or reinsurance) of insureds who are U.S. shareholders in the non-U.S. corporation or who are related to such U.S. shareholders. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII incurred by us for the year, regardless of whether such income is distributed, and also to file IRS Form 5471, disclosing certain information regarding their direct or indirect ownership of China Life. Special rules apply for purposes of determining each U.S. shareholder’s pro rata share of any RPII. For organizations that are otherwise exempt from U.S. federal income tax under section 501(a) of the Code, any such income would constitute “unrelated business taxable income”. These rules could also apply to convert some or all of the gain recognized from the sale or disposition of H shares or ADSs from capital gain to ordinary income and to require such gain to be reported on IRS Form 5471.

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

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. In addition, the PFIC provisions specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under subchapter L if it were a domestic corporation”. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent that income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income. The PFIC provisions also exclude from the definition of “passive income” any income derived in the active conduct of a banking trade or business. We believe that we were not classified as a PFIC in 2016, and currently do not expect to be classified as a PFIC for any future tax year. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business or engaged in the active conduct of a banking trade or business for purposes of determining PFIC status. Accordingly, there is no assurance that the U.S. Internal Revenue Service will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future. The IRS has issued proposed regulations regarding the application of the PFIC provisions to insurance companies and banks, and final regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on the determination of our status as a PFIC. In general, a U.S. shareholder of a PFIC is subject to a special tax and an interest charge at the time of the sale of (or receipt of an “excess distribution” with respect to) its shares in the PFIC. In general, a shareholder is treated as having received an “excess distribution” if the amount of the distribution was more than 125% of the average distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). The special tax is computed by assuming that the excess distribution or, in the case of a sale, the gain with respect to the shares was earned in equal portions throughout the holder’s period of ownership. The portion allocable to each year prior to the year of sale is taxed at the maximum marginal tax rate applicable for each such period. The interest charge is determined based on the applicable rate imposed on underpayments of U.S. federal income tax for the period. The special tax and the interest charge generally will not apply to a U.S. shareholder that validly makes a “qualified electing fund” election under section 1295 of the Code with respect to the shares of the PFIC. We do not intend to comply with the requirements necessary to permit a U.S. Holder to make such an election with respect to H shares or ADSs.

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. We are currently experiencing a comparatively low interest rate environment in general. In November 2014, the PBOC reduced the interest rate on one-year term deposits, a key benchmark rate, from 3.00% to 2.75%. During 2015, the interest rate was further reduced five times, from 2.75% to 1.50%. From the beginning of 2016 through the date of this annual report, the interest rate remained unchanged. If interest rates were to decline in the future, the income we realize from our investments may decline, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing a lower interest rate. However, if interest rates were to increase, surrenders and withdrawals of insurance and annuity policies and contracts may increase as policyholders seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. In addition, if interest rates were to increase, but we did not raise the cap set by us on the rates we guarantee for non-participating insurance products, sales of some of our products, including our non-participating investment type products, could be adversely affected.

For the years ended December 31, 2016, 2015 and 2014, our investment yield was 4.56%, 6.39%, and 5.39% respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2016, 2015 and 2014.

	Expected Maturity Date
As of December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	63,466	71,709	53,115	44,127	46,853	714,000	993,270	1,017,685
Average interest rate	4.87%	4.59%	5.25%	4.85%	4.58%	4.56%	4.64%

in US$	—	—	—	13.00	34.00	117.00	164.00	170.00
Average interest rate	—	—	—	5.50%	6.15%	5.25%	5.46%

Variable rate bonds
in RMB	409	207	10	28	—	400	1,054	1,055
Average interest rate	5.66%	4.65%	3.80%	5.29%	—	4.60%	5.03%

Term deposits
in RMB	179,729	88,157	149,833	70,500	36,300	7,700	532,219	532,219
Average interest rate	5.00%	4.94%	5.00%	5.29%	3.90%	3.80%	4.94%

in US$	6,106	—	—	—	—	—	6,106	6,106
Average interest rate	1.51%	—	—	—	—	—	1.51%

Liabilities
Securities sold under agreements to repurchase	81,088	—	—	—	—	—	81,088	81,088
Average interest rate	3.64%	—	—	—	—	—	3.64%

Interest-bearing loans and other borrowings
in British pound	—	—	2,339	—	—	—	2,339	2,339
Average interest rate	—	—	3.54%	—	—	—	3.54%

in US$	—	—	13,100	—	—	—	13,100	13,100
Average interest rate	—	—	2.35%	—	—	—	2.35%

in Euro	731	—	—	—	—	—	731	731
Average interest rate	1.50%	—	—	—	—	—	1.50%

Investment contracts	2,632	1,872	1,882	543	585	188,192	195,706	192,373
Average interest rate	1.60%	1.24%	0.78%	2.30%	2.26%	2.37%	2.34%

Long-term insurance contracts	143,140	72,636	24,073	25,257	58,264	1,502,586	1,825,956
Average guaranteed interest rate	2.53%	2.51%	2.60%	2.62%	3.17%	2.59%	2.60%

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	30,816	63,843	61,139	51,973	44,020	647,267	899,058	945,831
Average interest rate	4.84%	4.94%	4.23%	5.26%	4.86%	4.79%	4.79%

in US$	266	—	—	—	12	57	335	340
Average interest rate	10.25%	0.00%	0.00%	0.00%	6.47%	5.88%	9.36%

Variable rate bonds

in RMB	3,516	684	204	160	28	1,989	6,581	6,572
Average interest rate	4.21%	5.62%	4.67%	6.52%	5.81%	4.09%	4.40%

Term deposits

in RMB	176,350	173,684	88,157	48,500	70,500	—	557,191	557,191
Average interest rate	4.54%	5.14%	4.94%	5.99%	4.63%	0.00%	4.93%

in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Liabilities
Securities sold under agreements to repurchase	31,354	—	—	—	—	—	31,354	31,354
Average interest rate	2.34%	—	—	—	—	—	2.34%

Interest-bearing loans and other borrowings	—	—	—	—	2,643	—	2,643	2,643
Average interest rate	—	—	—	—	3.54%	—	3.54%

Investment contracts	2,736	1,772	1,447	573	564	77,014	84,106	82,644
Average interest rate	1.43%	1.17%	1.11%	2.16%	2.31%	2.20%	2.14%

Long-term insurance contracts	164,129	112,595	117,163	23,291	20,247	1,261,348	1,698,773
Average guaranteed interest rate	2.49%	2.53%	2.88%	2.54%	2.50%	2.50%	2.53%

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	25,058	31,133	65,401	60,497	50,428	674,872	907,389	916,640
Average interest rate	4.87%	4.85%	4.93%	4.22%	5.26%	4.76%	4.77%

in US$	6	260	—	—	—	48	314	319
Average interest rate	4.74%	10.25%	—	—	—	6.33%	9.54%

Variable rate bonds
in RMB	696	1,811	447	204	148	1,615	4,921	4,908
Average interest rate	5.65%	5.40%	6.21%	4.67%	6.95%	3.99%	5.06%

Term deposits
in RMB	191,439	153,100	173,685	88,157	48,500	26,501	681,382	681,382
Average interest rate	4.17%	5.05%	5.20%	4.94%	5.99%	5.30%	4.90%

in US$	8,774	—	—	—	—	—	8,774	8,774
Average interest rate	2.53%	—	—	—	—	—	2.53%

Liabilities
Securities sold under agreements to repurchase	46,089	—	—	—	—	—	46,089	46,089
Average interest rate	5.39%	—	—	—	—	—	5.39%

Interest-bearing loans and other borrowings	—	—	—	—	2,623	—	2,623	2,623
Average interest rate	—	—	—	—	3.54%	—	3.54%

Investment contracts	2,070	1,841	1,681	610	498	65,575	72,275	70,694
Average interest rate	1.74%	1.07%	0.96%	2.49%	2.42%	2.53%	2.44%

Long-term insurance contracts	105,760	140,904	117,175	138,251	22,911	1,063,899	1,588,900
Average guaranteed interest rate	2.47%	2.50%	2.52%	2.94%	2.64%	2.43%	2.49%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2016, 2015 and 2014.

	As of December 31,
	2014		2015		2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	236,030	236,030	411,623	411,623	421,383	421,383
Securities at fair value through profit or loss	23,840	23,840	43,006	43,006	54,718	54,718
Available-for-sale	212,190	212,190	368,617	368,617	366,665	366,665

A hypothetical 10% decline in the December 31, 2016, 2015 and 2014 value of the securities at fair value through profit or loss equity securities would result in a charge to the income statement of approximately RMB 5,472 million, RMB 4,301 million and RMB 2,384 million, respectively.

A hypothetical 10% decline in the December 31, 2016, 2015 and 2014 value of the available-for-sale equity securities would result in an unrealized loss of approximately RMB 36,667 million, RMB 36,862 million and RMB 21,219 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the British pound, U.S. dollar and Euro. Our borrowings in foreign currencies include a five-year bank loan of GBP 275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 948 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019 and a six-month bank loan of EUR100 million with a maturity date on June 9, 2017. We recorded RMB 582 million (US$ 84 million) in foreign exchange gains for the year ended December 31, 2016, resulting mainly from the increase of our assets held in foreign currencies and the depreciation of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2016, 2015 and 2014.

	Expected Maturity Date
As of December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	288	—	1	13	34	176	512	518
Average interest rate	—	—	0.12%	5.50%	6.15%	3.82%	1.87%

Other	—	—	3	—	—	26	29	29
Average interest rate	—	—	1.05%	—	—	1.26%	1.24%

Term deposits
in US$	6,106	—	—	—	—	—	6,106	6,106
Average interest rate	1.51%	—	—	—	—	—	1.51%

Cash and cash equivalents
in US$	2,685	—	—	—	—	—	2,685	2,685
Average interest rate	0.53%	—	—	—	—	—	0.53%

in HK$	2,083	—	—	—	—	—	2,083	2,083
Average interest rate	—	—	—	—	—	—	—

in British pound	145	—	—	—	—	—	145	145
Average interest rate	—	—	—	—	—	—	—

Other	15	—	—	—	—	—	15	15
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	2,339	—	—	—	2,339	2,339
Average interest rate	—	—	3.54%	—	—	—	3.54%

in US$	—	—	13,100	—	—	—	13,100	13,100
Average interest rate	—	—	2.35%	—	—	—	2.35%

in Euro	731	—	—	—	—	—	731	731
Average interest rate	1.50%	—	—	—	—	—	1.50%

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(in millions)
Debt securities

in US$	597	4	—	—	12	92	705	711
Average interest rate	4.51%	0.13%	—	—	6.47%	4.18%	4.48%

Term deposits

in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Cash and cash equivalents

in US$	3,743	—	—	—	—	—	3,743	3,743
Average interest rate	0.03%	—	—	—	—	—	0.03%

in HK$	636	—	—	—	—	—	636	636
Average interest rate	0.00%	—	—	—	—	—	0.00%

in British pound	132	—	—	—	—	—	132	132
Average interest rate	0.01%	—	—	—	—	—	0.01%

Liabilities
Interest-bearing loans and other borrowings

in British pound	—	—	—	2,643	—	—	2,643	2,643
Average interest rate	—	—	—	4.02%	—	—	4.02%

	Expected Maturity Date
As of December 31, 2014	2015	2016	2017	2018	2019	Thereafter	Total	Fair value
	(in millions)
Debt securities

in US$	6	260	—	—	—	48	314	319
Average interest rate	4.74%	10.25%	—	—	—	6.33%	9.54%

Term deposits

in US$	8,774	—	—	—	—	—	8,774	8,774
Average interest rate	2.53%	—	—	—	—	—	2.53%

Cash and cash equivalents

in US$	3,662	—	—	—	—	—	3,662	3,662
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	68	—	—	—	—	—	68	68
Average interest rate	0.01%	—	—	—	—	—	0.01%

in British pound	54	—	—	—	—	—	54	54
Average interest rate	0.05%	—	—	—	—	—	0.05%

Liabilities
Interest-bearing loans and other borrowings

in British pound	—	—	—	—	2,623	—	2,623	2,623
Average interest rate	—	—	—	—	3.54%	—	3.54%

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

US$ 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends	Distribution of dividends	US$ 0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$ 5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$ 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	US$ 1.50 per ADS

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2016 to April 7, 2017.

Category of Expenses	Amount Reimbursed from January 1, 2016 to April 7, 2017
NYSE listing fees	US$	112,000
Legal fees	US$	0
Investor relations(1)	US$	498,008
Broker reimbursements(2)	US$	80,636

Total	US$	690,644

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to 2,282 million in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. As of December 31, 2016, we had engaged 13 investment managers to manage US$ 1,300 million for investment in overseas public markets.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2016, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2016.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2016.

The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is on pages F-3 and F-4 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2016 and 2015.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees
	(RMB in millions)
2016	58	—	—	2	(2)
2015	60	—	—	—

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life.
(2)	All other fees include fees billed for advisory services which do not affect the independence of our principal accountants.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2016, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On October 27, 2016, our board of directors resolved, as recommended by our audit committee, to propose to appoint Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm. At the first extraordinary general meeting of the Company held on December 27, 2016, the shareholders of the Company approved the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm effective for the fiscal year ending December 31, 2016, and Ernst & Young resigned on the same day. We reported the change in our independent registered public accounting firm on Form 6-K filed with the SEC on December 27, 2016. The change was not made due to any disagreements with Ernst & Young.

The reports of Ernst & Young on our consolidated financial statements for the two fiscal years ended December 31, 2014 and 2015 contain no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through December 27, 2016, the date of resignation of Ernst & Young, there have been no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.

During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through December 27, 2016, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the above disclosure under this Item 16F to Ernst & Young and requested that Ernst & Young furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young addressed to the SEC, dated April 21, 2017, is filed as Exhibit 15.1.

During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period prior to our engagement of Ernst & Young Hua Ming LLP, neither we nor anyone on our behalf consulted Ernst & Young Hua Ming LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with Ernst & Young Hua Ming LLP or a reportable event. Also, during the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period prior to our engagement of Ernst & Young Hua Ming LLP, we have not obtained any written report or oral advice that Ernst & Young Hua Ming LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only without the executive directors present at least once a year. On December 20, 2016, the chairman of our board convened a meeting of non-executive directors to discuss the operational management and development reform of the Company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as required under those rules. The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. The Chinese Insurance Company Corporate Governance Guidelines require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2016, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the Chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2016, our audit committee comprised three independent non-executive directors with one of them serving as the Chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

In addition, under the HKSE Listing Rules, we are expected to comply with, but may choose to deviate from, the provisions of the Corporate Governance Code in the HKSE Listing Rules, which sets out the principles of good corporate governance for issuers. However, we are required to disclose the reasons for deviation, if any, in our interim and annual reports.

We are required by the CSRC to disclose in our annual report filed with the CSRC our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose the differences between our actual practices and the requirements under such rules, if any. Accordingly, we have disclosed in our annual report for the year of 2016 filed with the CSRC that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(4)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(5)

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited(5)

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(5)

4.8	Property Leasing Agreement(4)

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(4)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(4)

4.11	Supplementary Agreement to Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(3)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Letter from Ernst & Young

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005) and Post-Effective Amendment No. 2 to Form F-6 (file No. 333-164005) filed with the Commission on January 4, 2010, January 27, 2015 and May 1, 2015, respectively.

(3)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.

(4)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.

(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 22, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Lin Dairen
Name: Lin Dairen

Title: President and Executive Director

Date: April 21, 2017

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2016

CHINA LIFE INSURANCE COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Life Insurance Company Limited at December 31, 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China
April 21, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). China Life Insurance Company Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on China Life Insurance Company Limited’s internal control over financial reporting based on our audit.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, China Life Insurance Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of China Life Insurance Company Limited as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended and our report dated April 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China
April 21, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Life Insurance Company Limited at December 31, 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong
April 22, 2016

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
ASSETS
Property, plant and equipment	6	30,389	26,974
Investment properties	7	1,191	1,237
Investments in associates and joint ventures	8	119,766	47,175
Held-to-maturity securities	9.1	594,730	504,075
Loans	9.2	226,573	207,267
Term deposits	9.3	538,325	562,622
Statutory deposits – restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	766,423	770,516
Securities at fair value through profit or loss	9.6	209,124	137,990
Securities purchased under agreements to resell	9.7	43,538	21,503
Accrued investment income	9.8	55,945	49,552
Premiums receivable	11	13,421	11,913
Reinsurance assets	12	2,134	1,420
Other assets	13	22,013	23,642
Cash and cash equivalents		67,046	76,096

Total assets		2,696,951	2,448,315

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,847,986	1,715,985
Investment contracts	15	195,706	84,106
Policyholder dividends payable		87,725	107,774
Interest-bearing loans and borrowings	16	16,170	2,643
Bonds payable	17	37,998	67,994
Financial liabilities at fair value through profit or loss		2,031	856
Securities sold under agreements to repurchase	18	81,088	31,354
Annuity and other insurance balances payable		39,038	30,092
Premiums received in advance		35,252	32,266
Other liabilities	19	36,836	26,514
Deferred tax liabilities	28	7,768	16,953
Current income tax liabilities		1,214	5,347
Statutory insurance fund	20	491	217

Total liabilities		2,389,303	2,122,101

Equity
Share capital	33	28,265	28,265
Other equity instruments	34	7,791	7,791
Reserves	35	145,007	163,381
Retained earnings		122,558	123,055

Attributable to equity holders of the Company		303,621	322,492

Non-controlling interests		4,027	3,722

Total equity		307,648	326,214

Total liabilities and equity		2,696,951	2,448,315

Approved and authorised for issue by the Board of Directors on 23 March 2017.

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

	Notes	2016 RMB million	2015 RMB million	2014 RMB million
REVENUES
Gross written premiums		430,498	363,971	331,010
Less: premiums ceded to reinsurers		(1,758)	(978)	(515)

Net written premiums		428,740	362,993	330,495
Net change in unearned premium reserves		(2,510)	(692)	(390)

Net premiums earned		426,230	362,301	330,105

Investment income	21	109,147	97,582	93,548
Net realised gains on financial assets	22	6,038	32,297	7,120
Net fair value gains/(losses) through profit or loss	23	(7,094)	10,209	5,808
Other income		6,460	5,060	4,185

Total revenues		540,781	507,449	440,766

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(253,157)	(221,701)	(192,659)
Accident and health claims and claim adjustment expenses	24	(27,269)	(21,009)	(16,752)
Increase in insurance contract liabilities	24	(126,619)	(109,509)	(105,883)
Investment contract benefits	25	(5,316)	(2,264)	(1,958)
Policyholder dividends resulting from participation in profits		(15,883)	(33,491)	(24,866)
Underwriting and policy acquisition costs		(52,022)	(35,569)	(27,147)
Finance costs	26	(4,767)	(4,320)	(4,726)
Administrative expenses		(31,854)	(27,458)	(25,432)
Other expenses		(4,859)	(7,428)	(4,151)
Statutory insurance fund contribution	20	(1,048)	(743)	(701)

Total benefits, claims and expenses		(522,794)	(463,492)	(404,275)

Share of profit of associates and joint ventures, net	8	5,855	1,974	3,911

Profit before income tax	27	23,842	45,931	40,402
Income tax	28	(4,257)	(10,744)	(7,888)

Net profit		19,585	35,187	32,514

Attributable to:
- Equity holders of the Company		19,127	34,699	32,211
- Non-controlling interests		458	488	303
Basic and diluted earnings per share	29	RMB0.66	RMB1.22	RMB1.14

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2016

	Note	2016 RMB million	2015 RMB million	2014 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(44,509)	54,080	70,342
Amount transferred to net profit from other comprehensive income		(6,038)	(32,297)	(7,120)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		17,372	(12,767)	(11,035)
Share of other comprehensive income of associates and joint ventures under the equity method		(864)	353	120
Exchange differences on translating foreign operations		21	10	—
Income tax relating to components of other comprehensive income	28	8,242	(2,242)	(13,023)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(25,776)	7,137	39,284

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		(25,776)	7,137	39,284

Total comprehensive income for the year, net of tax		(6,191)	42,324	71,798

Attributable to:
- Equity holders of the Company		(6,647)	41,775	71,443
- Non-controlling interests		456	549	355

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2016

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

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2016

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

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2016

					Non- controlling interests
	Attributable to equity holders of the Company					Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 33)	(Note 34)	(Note 35)
As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)

Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)

Transactions with owners
Appropriation to reserves (Note 35)	—	—	7,367	(7,367)	—	—
Dividends paid (Note 31)	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33

Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)

As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2016

	2016 RMB million	2015 RMB million	2014 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	23,842	45,931	40,402
Adjustments for:
Investment income	(109,147)	(97,582)	(93,548)
Net realised and unrealised losses/(gains) on financial assets	1,056	(42,506)	(12,928)
Insurance contracts	131,354	112,142	108,955
Depreciation and amortisation	2,083	2,036	2,124
Foreign exchange gains	(582)	(812)	(268)
Share of profit of associates and joint ventures, net	(5,855)	(1,974)	(3,911)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(76,318)	(100,089)	(13,698)
Financial liabilities at fair value through profit or loss	1,539	403	9,704
Receivables and payables	124,466	70,482	41,330
Income tax paid	(9,331)	(8,380)	(1,923)
Interest received—securities at fair value through profit or loss	5,465	1,225	1,902
Dividends received—securities at fair value through profit or loss	526	313	106

Net cash inflows/(outflows) from operating activities	89,098	(18,811)	78,247

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	10,447	11,546	21,242
Maturities of debt securities	50,101	41,806	22,407
Disposals of equity securities	508,476	400,451	285,647
Property, plant and equipment	114	199	437
Disposal of subsidiaries	(11)	3,875	—
Purchases:
Debt securities	(173,628)	(53,340)	(115,808)
Equity securities	(537,012)	(522,787)	(312,544)
Property, plant and equipment	(5,310)	(8,384)	(5,048)
Capital contribution to associates and joint ventures	(65,158)	(766)	(5,671)
Decrease/(increase) in term deposits, net	37,515	124,838	(25,972)
Decrease/(increase) in securities purchased under agreements to resell, net	(22,035)	(9,602)	(3,630)
Interest received	78,891	81,688	78,903
Dividends received	20,390	8,828	4,258
Decrease/(increase) in policy loans, net	(7,483)	(11,305)	(13,478)

Net cash inflows/(outflows) from investing activities	(104,703)	67,047	(69,257)

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2016

	2016 RMB million	2015 RMB million	2014 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	49,999	(13,757)	25,663
Cash received from issuing other equity instruments	—	7,791	—
Interest paid	(4,891)	(4,471)	(4,618)
Dividends paid to equity holders of the Company	(12,257)	(11,491)	(8,479)
Dividends paid to non-controlling interests	(151)	(117)	(91)
Cash received from borrowings	13,831	—	2,881
Capital injected into subsidiaries by non-controlling interests	2,939	2,630	1,358
Cash repaid to lenders	(30,000)	—	(10)
Cash paid related to other financing activities	(13,200)	—	—

Net cash inflows/(outflows) from financing activities	6,270	(19,415)	16,704

Foreign exchange gains/(losses) on cash and cash equivalents	285	241	10
Net increase/(decrease) in cash and cash equivalents	(9,050)	29,062	25,704

Cash and cash equivalents
Beginning of the year	76,096	47,034	21,330

End of the year	67,046	76,096	47,034

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	64,364	74,135	45,439
Short-term bank deposits	2,682	1,961	1,595

The notes on pages 14 to 93 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

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

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 23 March 2017.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 1 Amendments	Disclosure Initiative	1 January 2016

IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016

IFRS 10 , IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016

IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016 (continued)

Amendments to IAS 1 – Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: the materiality requirements in IAS 1; that specific line items in the statement of comprehensive income and the statement of financial position should be disaggregated; that entities have flexibility as to the order in which they present the notes to financial statements; that the share of other comprehensive income (“OCI”) of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group’s consolidated financial statements have complied with the amendments.

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group does not elect to change to the equity method in the separate financial statements, and the amendments do not have any impact on the Group’s consolidated financial statements.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments to IFRS 10 and IFRS 12 do not have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10. The Group applied the amendments to IAS 28 when accounting for associates which are investment entities themselves.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are not relevant to the Group, since the Group had no joint operation as at 31 December 2016.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 7 Amendments	Disclosure Initiative	1 January 2017

IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017

IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018

IFRS 9	Financial Instruments	1 January 2018

IFRS 15	Revenue from Contracts with Customers	1 January 2018

IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018

IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018

IFRS 16	Leases	1 January 2019

IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from 1 January 2017.

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee’s tax obligations associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replaces IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact of the standard upon adoption, and expects that the adoption of IFRS 9 will have an impact on the classification, measurement and impairment of the Group’s financial instruments in the Group’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the full retrospective method.

Given insurance contracts are scoped out of IFRS 15, the Group expects the main impact of the new standard to be on the accounting for income from administrative and investment management services. The Group does not expect the impact to be significant. The Group is currently assessing the impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016 (continued)

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and the upcoming new insurance contracts standard (IFRS 17). The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables entities whose activities are predominantly connected with insurance to defer the implementation date of IFRS 9 until the earlier of the effective date of the new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time. The Group is currently performing an assessment of the amendments to conclude which approach to apply.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No.4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No.15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees- leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. In 2017, the Group plans to assess the potential effect of IFRS 16 on its consolidated financial statements.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for application now.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to other standards. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2016. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

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

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures (continued)

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

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Property, plant and equipment (continued)

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

Overseas investment properties that are held by the Group in the forms of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement (continued)

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lended money is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

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

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Fair value measurement (continued)

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.3, 7and 10based on the lowest level input that is significant to the fair value measurement as a whole.

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

FOR THE YEAR ENDED 31 DECEMBER 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

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

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and option pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

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

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after the vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

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

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	Fair value of other Loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	The fair value of identifiable intangible assets arising from acquisition

When the Group performed a purchase price allocation exercise of the investment in China Guangfa Bank Co., Ltd. (“CGB”) (refer to Note 8), the fair value of the identifiable net assets of CGB should be evaluated. Identifiable intangible assets arising from the acquisition are mainly the core deposit intangibles and the credit card client relationship, and the valuation of the fair value involved complex assumptions. The Group applied the appropriate methodology to estimate the core deposit intangibles and the credit card client relationship. The Group estimated the future cash flow data based on the historical business data of CGB and chose the appropriate discount rate to determine the discount rate of present value of future cash flows.

3.4	Impairment of investments in associates and joint ventures

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

3.5	Income tax

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.6	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2016, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), an asset management plan issued and managed by the Company’s subsidiary, China Life Wealth Management Co., Limited (“CL Wealth”) and some trust schemes issued and managed by third parties in the consolidated financial statements.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2016		2015
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	38,059	9.75%	38,314	11.55%
Xin Annuity (b)	30,944	7.93%	35,606	10.74%
Xin Fu Nian Nian Annuity (c)	29,739	7.62%	888	0.27%
Kang Ning Whole Life (d)	22,420	5.74%	23,508	7.09%
Hong Ying Participating Endowment (e)	4,968	1.27%	7,388	2.23%
Others (f)	264,308	67.69%	225,878	68.12%

Total	390,438	100.00%	331,582	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	67	0.04%	80	0.07%
Xin Annuity (b)	132	0.07%	13	0.01%
Xin Fu Nian Nian Annuity (c)	5,366	2.98%	120	0.10%
Kang Ning Whole Life (d)	3,949	2.20%	3,692	3.20%
Hong Ying Participating Endowment (e)	73,261	40.72%	499	0.43%
Others (f)	97,127	53.99%	110,873	96.19%

Total	179,902	100.00%	115,277	100.00%

	As at 31 December 2016		As at 31 December 2015
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	43,794	2.40%	43,788	2.58%
Xin Annuity (b)	69,846	3.83%	38,917	2.29%
Xin Fu Nian Nian Annuity (c)	13,300	0.73%	429	0.03%
Kang Ning Whole Life (d)	244,112	13.37%	214,120	12.60%
Hong Ying Participating Endowment (e)	117,946	6.46%	187,781	11.05%
Others (f)	1,336,958	73.21%	1,213,738	71.45%

Total	1,825,956	100.00%	1,698,773	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Annuity is an annuity insurance contract with single premium. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. Annuity is paid at the basic sum insured. Maturity benefit is paid at the premium received (without interest). Death benefit is paid at the premium received (without interest) or the cash value of the insurance contract, whichever greater.

(c)	Xin Fu Nian Nian Annuity is an annuity insurance contract with regular premium of 3 years, 5 years or 10 years and it is sold with Xin Fu Nian Nian Pension Annuity as a product portfolio. Its insured period extends from the effective date of the Xin Fu Nian Nian Annuity to the contractual date starting to claim of Xin Fu Nian Nian Pension Annuity. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. The annuity payment of first policy year is paid at 12% of the first premium of Xin Fu Nian Nian Annuity and Xin Fu Nian Nian Pension Annuity, the following annuity payments are paid at 15% of the basic sum insured by Xin Fu Nian Nian Annuity; maturity benefit is paid at the premium received (without interest) of Xin Fu Nian Nian Annuity; death benefit is paid at the premium received (without interest) of Xin Fu Nian Nian Annuity or the cash value of Xin Fu Nian Nian Pension Annuity, whichever greater.

(d)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB16,746 million or RMB17,492 million (as at 31 December 2015: RMB14,597 million or RMB15,253 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB2,823 million or RMB2,953 million (as at 31 December 2015: RMB4,032 million or RMB4,229 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB57,591million or RMB65,427 million (as at 31 December 2015: RMB45,811 million or RMB52,049 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB372 million (as at 31 December 2015: RMB315 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2012	2013	2014	2015	2016	Total
Current year	8,056	11,476	16,499	20,497	27,120
1 year later	8,164	11,872	17,265	21,427
2 years later	8,123	11,775	16,726
3 years later	8,123	11,775
4 years later	8,123

Estimated accumulated claims expenses	8,123	11,775	16,726	21,427	27,120	85,171
Accumulated claims expenses paid	(8,123)	(11,775)	(16,726)	(20,645)	(16,364)	(73,633)

Unpaid claims expenses	—	—	—	782	10,756	11,538

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2012	2013	2014	2015	2016	Total
Current year	7,916	11,331	16,379	20,359	26,897
1 year later	8,035	11,743	17,127	21,262
2 years later	7,997	11,645	16,589
3 years later	7,997	11,645
4 years later	7,997

Estimated accumulated claims expenses	7,997	11,645	16,589	21,262	26,897	84,390
Accumulated claims expenses paid	(7,997)	(11,645)	(16,589)	(20,487)	(16,237)	(72,955)

Unpaid claims expenses	—	—	—	775	10,660	11,435

4.2	Financial risk

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

As at 31 December 2016, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB160 million (as at 31 December 2015: RMB416 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits—restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,948 million (as at 31 December 2015: RMB6,928 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

As at 31 December 2016, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB3,263 million or RMB3,400 million (as at 31 December 2015: RMB2,248 million or RMB2,248 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB24,999 million or RMB28,153 million (as at 31 December 2015: RMB22,999 million or RMB22,999 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2016 and 2015, expressed in RMB equivalent:

As at 31 December 2016	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	6,968	12,791	—	—	148	19,907
- Securities at fair value through profit or loss	3,906	128	1,115	2,475	1,135	8,759
Debt securities
- Held-to-maturity securities	164	—	—	—	—	164
- Securities at fair value through profit or loss	348	—	14	3	13	378
Term deposits	6,106	—	—	—	—	6,106
Cash and cash equivalents	2,685	2,083	145	39	9	4,961

Total	20,177	15,002	1,274	2,517	1,305	40,275

Financial liabilities
Interest-bearing loans and other borrowings	13,100	—	2,339	731	—	16,170

Total	13,100	—	2,339	731	—	16,170

As at 31 December 2015	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	4,715	8,442	—	—	172	13,329
- Securities at fair value through profit or loss	3,413	70	1,139	2,190	1,056	7,868
Debt securities
- Held-to-maturity securities	68	—	—	—	—	68
- Available-for-sale securities	266	—	—	—	—	266
- Securities at fair value through profit or loss	371	—	15	8	8	402
Term deposits	5,431	—	—	—	—	5,431
Cash and cash equivalents	3,743	636	132	14	6	4,531

Total	18,007	9,148	1,286	2,212	1,242	31,895

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,643	—	—	2,643

Total	—	—	2,643	—	—	2,643

As at 31 December 2016, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB420 million (as at 31 December 2015: RMB1,592 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB1,743 million (as at 31 December 2015: RMB1,085 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2016 were RMB582 million (2015: exchange gains of RMB812 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

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

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2016 and 2015.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2016, 99.0% (as at 31 December 2015: 98.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2016, 99.9% (as at 31 December 2015: 99.6% ) of the subordinated bonds or debts held by the Group either have credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2016, 99.5% (as at 31 December 2015: 99.9%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2016 and 2015.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2016 and 2015.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2016	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	421,383	421,383	—	—	—	—
Debt securities	1,148,894	—	210,589	214,105	188,740	1,014,074
Loans	226,573	—	119,247	47,606	41,697	55,106
Term deposits	538,325	—	199,657	260,065	117,012	8,858
Statutory deposits—restricted	6,333	—	1,909	4,720	209	—
Securities purchased under agreements to resell	43,538	—	43,538	—	—	—
Accrued investment income	55,945	—	44,722	11,100	123	—
Premiums receivable	13,421	—	13,421	—	—	—
Cash and cash equivalents	67,046	—	67,046	—	—	—

Subtotal	2,521,458	421,383	700,129	537,596	347,781	1,078,038

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,847,986	—	(43,322)	97,236	35,088	(3,229,394)
Investment contracts	195,706	—	(15,880)	(34,147)	(33,128)	(259,905)
Contractual cash outflows
Securities sold under agreements to repurchase	81,088	—	(81,088)	—	—	—
Financial liabilities at fair value through profit or loss	2,031	(2,031)	—	—	—	—
Annuity and other insurance balances payable	39,038	—	(39,038)	—	—	—
Interest-bearing loans and other borrowings	16,170	—	(1,138)	(16,159)	—	—
Bonds payable	37,998	—	(39,032)	—	—	—

Subtotal	2,220,017	(2,031)	(219,498)	46,930	1,960	(3,489,299)

Net cash inflows/(outflows)	301,441	419,352	480,631	584,526	349,741	(2,411,261)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2015	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	411,623	411,623	—	—	—	—
Debt securities	1,000,958	—	130,340	214,106	170,658	910,196
Loans	207,267	—	96,901	48,829	56,003	41,634
Term deposits	562,622	—	190,658	296,268	128,322	—
Statutory deposits—restricted	6,333	—	484	6,404	232	—
Securities purchased under agreements to resell	21,503	—	21,503	—	—	—
Accrued investment income	49,552	—	31,218	18,327	7	—
Premiums receivable	11,913	—	11,913	—	—	—
Cash and cash equivalents	76,096	—	76,096	—	—	—

Subtotal	2,347,867	411,623	559,113	583,934	355,222	951,830

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,715,985	—	(81,630)	(44,697)	26,347	(2,789,186)
Investment contracts	84,106	—	(16,199)	(16,207)	(11,334)	(108,091)
Contractual cash outflows
Securities sold under agreements to repurchase	31,354	—	(31,354)	—	—	—
Financial liabilities at fair value through profit or loss	856	(856)	—	—	—	—
Annuity and other insurance balances payable	30,092	—	(30,092)	—	—	—
Interest-bearing loans and borrowings	2,643	—	(107)	(214)	(2,693)	—
Bonds payable	67,994	—	(33,424)	(39,774)	—	—

Subtotal	1,933,030	(856)	(192,806)	(100,892)	12,320	(2,897,277)

Net cash inflows/(outflows)	414,837	410,767	366,307	483,042	367,542	(1,945,447)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB87,725 million as at 31 December 2016 (as at 31 December 2015: RMB107,774 million). As at 31 December 2016, declared dividends of RMB64,623 million (as at 31 December 2015: RMB56,597 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB53,271 million and RMB140,565 million, respectively for the year ended 31 December 2016 (2015: RMB49,905 million and RMB33,471 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits—restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 35 and Note 20, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

According to Bao Jian Hui Ling [2008] No.1, Solvency Regulations of Insurance Companies (“Solvency I”), the table below summarises the solvency ratio, the actual capital, the minimum capital and the solvency surplus of the Company under Solvency I as at 31 December 2015:

As at 31 December 2015 RMB million
Actual capital	282,820
Minimum capital	85,676
Solvency surplus	197,144
Solvency ratio	330%

Pursuant to Notification of Related Matters on Official Implementation of China Risk Oriented Solvency System released by the CIRC, insurance companies should implement Insurance Institution Solvency Regulations (No.1—No.17) (“Solvency II”) from 1 January 2016. The Company computes the solvency ratio in accordance with Solvency II, identifying, assessing and managing various risks starting from 1 January 2016.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Solvency II as at 31 December 2016:

As at 31 December 2016 RMB million
Core capital	639,396
Actual capital	677,768
Minimum capital	228,080
Core solvency ratio	280%
Comprehensive solvency ratio	297%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to Cai Kuai Bu Han [2017] No.457 Notification of the Evaluation Results of Integrated Risk Rating (Classification Regulation) for the Fourth Quarter of 2016, released by the CIRC, the latest Integrated Risk Rating result of the Company was Category A.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2016, assets classified as Level 1 accounted for approximately 31.61% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2016, assets classified as Level 2 accounted for approximately 58.84% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2016, assets classified as Level 3 accounted for approximately 9.55% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2016:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities	183,222	86,161	76,445	345,828
- Debt securities	28,562	357,463	13,733	399,758
Securities at fair value through profit or loss
- Equity securities	52,790	867	1,061	54,718
- Debt securities	37,172	117,234	—	154,406

Total	301,746	561,725	91,239	954,710

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,031)	—	—	(2,031)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,043)	—	—	(2,043)

The following table presents the changes in Level 3 assets for the year ended 31 December 2016:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	62,343	1,884	64,728
Purchases	13,533	12,499	—	26,032
Transferred into Level 3	—	1,326	1,128	2,454
Transferred out of Level 3	—	(2,054)	(1,884)	(3,938)
Total gains/(losses) recorded in profit or loss	—	—	(67)	(67)
Total gains/(losses) recorded in other comprehensive income	—	2,331	—	2,331
Maturity	(301)	—	—	(301)

Closing balance	13,733	76,445	1,061	91,239

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2015:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities	233,527	51,940	62,343	347,810
- Debt securities	20,575	380,823	501	401,899
Securities at fair value through profit or loss
- Equity securities	40,411	711	1,884	43,006
- Debt securities	18,304	76,680	—	94,984

Total	312,817	510,154	64,728	887,699

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(856)	—	—	(856)
Investment contracts at fair value through profit or loss	(14)	—	—	(14)

Total	(870)	—	—	(870)

The following table presents the changes in Level 3 assets for the year ended 31 December 2015:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	21,635	542	22,678
Purchases	—	39,449	—	39,449
Transferred into Level 3	—	2,785	1,319	4,104
Transferred out of Level 3	—	(390)	(329)	(719)
Total gains/(losses) recorded in profit or loss	—	—	352	352
Total gains/(losses) recorded in other comprehensive income	—	3,664	—	3,664
Sales	—	(4,800)	—	(4,800)

Closing balance	501	62,343	1,884	64,728

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2016, RMB8,932 million (2015: RMB59,214 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB8,668 million (2015: RMB12,129 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

For the years ended 31 December 2016 and 2015, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2016 and 2015, unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

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

Investment income, net realised gains/(losses) on financial assets, net fair value gains /(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
- Term life	3,871	—	—	—	—
- Whole life	29,524	—	—	—	—
- Endowment	188,415	—	—	—	—
- Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains/(losses) on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains/(losses) through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
- Equity holders of the Company						19,127
- Non-controlling interests						458

Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)
Depreciation and amortisation	1,490	257	196	140	—	2,083

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

5	SEGMENT INFORMATION (continued)

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
- Term life	3,476	—	—	—	—
- Whole life	28,119	—	—	—	—
- Endowment	177,871	—	—	—	—
- Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
- Equity holders of the Company						34,699
- Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076
Depreciation and amortisation	1,388	263	240	145	—	2,036

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

5	SEGMENT INFORMATION (continued)

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2014
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	285,619	33,192	12,199	—	—	331,010
- Term life	2,871	—	—	—	—
- Whole life	29,767	—	—	—	—
- Endowment	217,662	—	—	—	—
- Annuity	35,319	—	—	—	—
Net premiums earned	285,574	32,624	11,907	—	—	330,105
Investment income	89,814	2,236	315	1,183	—	93,548
Net realised gains/(losses) on financial assets	6,970	174	24	(48)	—	7,120
Net fair value gains/(losses) through profit or loss	6,179	154	22	(547)	—	5,808
Other income	898	67	—	4,148	(928)	4,185
Including: inter-segment revenue	—	—	—	928	(928)	—

Segment revenues	389,435	35,255	12,268	4,736	(928)	440,766

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(191,291)	(1,355)	(13)	—	—	(192,659)
Accident and health claims and claim adjustment expenses	—	(12,883)	(3,869)	—	—	(16,752)
Increase in insurance contract liabilities	(97,577)	(8,196)	(110)	—	—	(105,883)
Investment contract benefits	(1,806)	(152)	—	—	—	(1,958)
Policyholder dividends resulting from participation in profits	(24,742)	(124)	—	—	—	(24,866)
Underwriting and policy acquisition costs	(18,126)	(4,770)	(3,354)	(897)	—	(27,147)
Finance costs	(4,451)	(111)	(16)	(148)	—	(4,726)
Administrative expenses	(16,677)	(4,092)	(2,576)	(2,087)	—	(25,432)
Other expenses	(3,608)	(204)	(705)	(562)	928	(4,151)
Including: inter-segment expenses	(903)	(22)	(3)	—	928	—
Statutory insurance fund contribution	(506)	(116)	(79)	—	—	(701)

Segment benefits, claims and expenses	(358,784)	(32,003)	(10,722)	(3,694)	928	(404,275)

Share of profit of associates and joint ventures, net	—	—	—	3,911	—	3,911

Segment results	30,651	3,252	1,546	4,953	—	40,402

Income tax						(7,888)

Net profit						32,514

Attributable to
- Equity holders of the Company						32,211
- Non-controlling interests						303

Other comprehensive income attributable to equity holders of the Company	38,270	951	134	(123)	—	39,232
Depreciation and amortisation	1,427	324	221	152	—	2,124

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2016	24,253	6,616	1,387	7,565	1,308	41,129
Transfers upon completion	1,176	—	—	(1,438)	256	(6)
Additions	37	653	177	4,896	16	5,779
Disposals	(104)	(432)	(140)	(475)	(27)	(1,178)

As at 31 December 2016	25,362	6,837	1,424	10,548	1,553	45,724

Accumulated depreciation
As at 1 January 2016	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)
Charge for the year	(901)	(622)	(130)	—	(148)	(1,801)
Disposals	36	426	137	—	22	621

As at 31 December 2016	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,783	1,878	382	7,565	366	26,974

As at 31 December 2016	17,027	1,903	426	10,548	485	30,389

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

6	PROPERTY, PLANT AND EQUIPMENT(continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2015	22,777	6,676	1,392	6,333	1,246	38,424
Transfers upon completion	1,486	6	—	(1,686)	172	(22)
Additions	54	352	128	2,981	13	3,528
Disposals	(64)	(418)	(133)	(63)	(123)	(801)

As at 31 December 2015	24,253	6,616	1,387	7,565	1,308	41,129

Accumulated depreciation
As at 1 January 2015	(6,640)	(4,473)	(996)	—	(943)	(13,052)
Charge for the year	(839)	(658)	(135)	—	(116)	(1,748)
Disposals	33	393	126	—	117	669

As at 31 December 2015	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	16,113	2,203	396	6,333	303	25,348

As at 31 December 2015	16,783	1,878	382	7,565	366	26,974

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

7	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2016	1,435
Additions	—

As at 31 December 2016	1,435

Accumulated depreciation
As at 1 January 2016	(198)
Charge for the year	(46)

As at 31 December 2016	(244)

Net book value
As at 1 January 2016	1,237

As at 31 December 2016	1,191

Fair value
As at 1 January 2016	2,238

As at 31 December 2016	2,201

Buildings RMB million
Cost
As at 1 January 2015	1,435
Additions	—

As at 31 December 2015	1,435

Accumulated depreciation
As at 1 January 2015	(152)
Charge for the year	(46)

As at 31 December 2015	(198)

Net book value
As at 1 January 2015	1,283

As at 31 December 2015	1,237

Fair value
As at 1 January 2015	2,080

As at 31 December 2015	2,238

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

7	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2016.

The fair value of investment properties of the Group as at 31 December 2016 amounted to RMB2,201 million (as at 31 December 2015: RMB2,238 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

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

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2016 RMB million	2015 RMB million
As at 1 January	47,175	44,390
Change of the cost	68,387	766
Share of profit or loss	5,855	2,984
Declared dividends	(820)	(604)
Other equity movements	(831)	649
Provision of impairment (i)	—	(1,010)

As at 31 December	119,766	47,175

(i)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean Group Holding Limited (“Sino-Ocean”), which is listed on the Stock Exchange of Hong Kong Limited. On 31 December 2016, the stock price of Sino-Ocean was HKD3.47 per share. As at 31 December 2015, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2016. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2016.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

				Movement
	Accounting Method	Cost	As at 31 December 2015	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2016	Percentage of equity interest	Accumulated amount of impairment
Associates
CGB (i)	Equity Method	32,162	22,553	23,492	4,675	—	(491)	—	50,229	43.686%	—
Sino-Ocean (ii)	Equity Method	11,245	12,397	—	551	(248)	(20)	—	12,680	29.991%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,812	—	463	(135)	(211)	—	7,929	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,397	—	22	—	—	—	1,419	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”) (iii)	Equity Method	20,000	—	20,000	—	—	—	—	20,000	43.86%	—
Others (iv)	Equity Method	9,948	246	9,698	285	(266)	444	—	10,407		—

Subtotal		80,694	44,405	53,190	5,996	(649)	(278)	—	102,664		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	306	—	(5)	—	—	—	301	51.00%	—
Others (iv)	Equity Method	18,068	2,464	15,197	(136)	(171)	(553)	—	16,801		—

Subtotal		18,374	2,770	15,197	(141)	(171)	(553)	—	17,102		—

Total		99,068	47,175	68,387	5,855	(820)	(831)	—	119,766		(1,010)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

8	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	On 29 February 2016, the Company entered into an acquisition agreement with Citigroup Inc. (“Citigroup”) and a tripartite share transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. According to the investment agreements, the Company acquired 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of approximately RMB23.3 billion at RMB6.39 per share. The transaction was settled on 29 August 2016, after which the Company holds 43.686% of CGB’s equity interest. The Company imposes a significant influence over CGB’s financial and operating decisions through its Board of Directors, and therefore CGB has been accounted for as an associate. The new investment cost of CGB includes the capitalised direct cost of the transaction.
(ii)	The 2015 final dividend of HKD0.05 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 12 May 2016. The Company received a cash dividend amounting to RMB95 million. The 2016 interim dividend of HKD0.079 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 18 August 2016. The Company received a cash dividend amounting to RMB153 million.
(iii)	In December 2016, the Company contributed RMB20 billion in Pipeline Company, holding 43.86% of its equity interest. According to the provisions of the investment agreement and the articles of Pipeline Company, the Company can impose a significant influence over Pipeline Company’s financial and operating decisions through its Board of Directors, and therefore accounted for it as an associate. As at 31 December 2016, the Company had not yet completed the valuation of fair value for the identifiable net assets of Pipeline Company, therefore the carrying value of investment in Pipeline Company was stated at its investment cost.
(iv)	Others are mainly overseas enterprises invested by the Group. The Group invested in real estate, industrial logistics assets and other industries through these overseas enterprises.

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
Joint venture
Sanya Company	PRC	51.00%

As at 31 December 2015, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	20.00%
Sino-Ocean	Hong Kong, PRC	29.998%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Joint venture
Sanya Company	PRC	51.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2016 and for the year ended 31 December 2016:

	CGB RMB million	Sino- Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	Sanya Company RMB million
Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,318	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s major associates and joint venture as at 31 December 2015 and for the year ended 31 December 2015:

	CGB RMB million	Sino- Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Sanya Company RMB million
Total assets	1,836,587	148,185	65,634	8,598	600
Total liabilities	1,739,047	99,995	46,103	6,146	—
Total equity	97,540	48,190	19,531	2,452	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	41,231	19,531	2,452	600
Total adjustments (i)	—	239	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	41,470	19,531	2,452	600
Proportion of the Group’s ownership	20.00%	29.998%	40.00%	35.00%	51.00%
Gross carrying value of the investments	22,553	13,407	7,812	1,397	306
Impairment	—	(1,010)	—	—	—
Net carrying value of the investments	22,553	12,397	7,812	1,397	306

Total revenues	54,735	31,226	46,829	390	—
Net profit	9,064	2,251	2,258	15	—
Other comprehensive income	1,028	(80)	379	(15)	—
Total comprehensive income	10,092	2,171	2,637	—	—

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2016 and 31 December 2015. The Group had a capital contribution commitment of RMB2,991 million with a joint venture as at 31 December 2016 (31 December 2015: Nil). The amount has been included in the capital commitments in Note 37.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Debt securities
Government bonds	97,196	79,438
Government agency bonds	169,001	126,097
Corporate bonds	178,444	146,405
Subordinated bonds/debts	150,089	152,135

Total	594,730	504,075

Debt securities
Listed in Mainland, PRC	64,192	61,916
Listed in Hong Kong, PRC	144	50
Listed in Singapore	20	24
Unlisted	530,374	442,085

Total	594,730	504,075

The estimated fair value of all held-to-maturity securities was RMB619,152 million as at 31 December 2016 (as at 31 December 2015: RMB550,844 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities - Contractual maturity schedule	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Maturing:
Within one year	30,615	2,000
After one year but within five years	71,661	86,198
After five years but within ten years	231,608	167,450
After ten years	260,846	248,427

Total	594,730	504,075

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Policy loans	92,442	84,959
Other loans (i)	134,131	122,308

Total	226,573	207,267

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Maturing:
Within one year	112,592	90,250
After one year but within five years	70,978	84,078
After five years but within ten years	25,503	24,239
After ten years	17,500	8,700

Total	226,573	207,267

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2016, asset management products of RMB37,679 million (as at 31 December 2015: RMB37,978 million) were owned by the Group, which are issued by China Life Asset Management Company Limited (“AMC”) (including its subsidiaries), a subsidiary of the Company. The total assets of those products were RMB114,499 million (as at 31 December 2015: RMB172,983 million). Meanwhile, the Group also owned asset management products of RMB77,999 million (as at 31 December 2015: RMB75,936 million) issued by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2016, the Group’s investment income from the above asset management products was RMB6,820 million (2015: RMB6,455 million), and the related asset management fee received by AMC (including its subsidiaries) for all asset management products it issued was RMB236 million (2015: RMB224 million).

9.3	Term deposits

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Maturing:
Within one year	185,835	181,780
After one year but within five years	344,790	380,842
After five years but within ten years	7,700	—

Total	538,325	562,622

As at December 31 2016, term deposits of RMB13.2 billion (2015: Nil) deposited in banks for an overseas borrowings backed by domestic deposits business are restricted to use. In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, the subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branch of the Agricultural Bank of China, respectively. The Company applied to the Beijing Xicheng branch of the Agricultural Bank of China for an overseas borrowings backed by domestic deposits business with amounts of RMB6.5 billion and RMB6.7 billion, respectively, for the above loans of the two subsidiaries.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS (continued)

9.4	Statutory deposits - restricted

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Contractual maturity schedule:
Within one year	1,720	300
After one year but within five years	4,613	6,033

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	21,653	25,713
Government agency bonds	146,310	145,399
Corporate bonds	188,337	206,767
Subordinated bonds/debts	16,708	19,298
Wealth management products	11,321	—
Others (i)	15,429	4,722

Subtotal	399,758	401,899

Equity securities
Funds	105,290	163,366
Common stocks	100,131	74,629
Preferred stocks	27,880	18,712
Wealth management products	81,854	50,053
Others (i)	30,673	41,050

Subtotal	345,828	347,810

Available-for-sale securities, at cost
Equity securities
Others (i)	20,837	20,807

Total	766,423	770,516

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Debt securities
Listed in Mainland, PRC	37,163	42,022
Listed in Singapore	—	266
Unlisted	362,595	359,611

Subtotal	399,758	401,899

Equity securities
Listed in Mainland, PRC	91,011	85,658
Listed in Hong Kong, PRC	25,034	8,391
Listed overseas	232	172
Unlisted	250,388	274,396

Subtotal	366,665	368,617

Total	766,423	770,516

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities - Contractual maturity schedule	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Maturing:
Within one year	33,261	32,598
After one year but within five years	144,443	135,866
After five years but within ten years	113,779	112,419
After ten years	108,275	121,016

Total	399,758	401,899

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Debt securities
Government bonds	380	603
Government agency bonds	6,762	5,689
Corporate bonds	144,131	88,291
Others	3,133	401

Subtotal	154,406	94,984

Equity securities
Funds	14,683	6,119
Common stocks	40,035	36,887

Subtotal	54,718	43,006

Total	209,124	137,990

Debt securities
Listed in Mainland, PRC	19,512	8,852
Listed overseas	89	56
Unlisted	134,805	86,076

Subtotal	154,406	94,984

Equity securities
Listed in Mainland, PRC	37,614	32,427
Listed in Hong Kong, PRC	74	70
Listed overseas	6,284	6,099
Unlisted	10,746	4,410

Subtotal	54,718	43,006

Total	209,124	137,990

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

9.7	Securities purchased under agreements to resell

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Maturing:
Within 30 days	43,518	21,503
After 30 but within 90 days	20	—

Total	43,538	21,503

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

9	FINANCIAL ASSETS (continued)

9.8	Accrued investment income

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Bank deposits	35,763	31,705
Debt securities	17,642	15,703
Others	2,540	2,144

Total	55,945	49,552

Current	44,722	31,218
Non-current	11,223	18,334

Total	55,945	49,552

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2016	As at 31 December 2015	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	594,730	504,075	619,152	550,844
Loans (iii)	226,573	207,267	231,005	207,267
Term deposits	538,325	562,622	538,325	562,622
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	745,586	749,709	745,586	749,709
Securities at fair value through profit or loss	209,124	137,990	209,124	137,990
Securities purchased under agreements to resell	43,538	21,503	43,538	21,503
Cash and cash equivalents	67,046	76,096	67,046	76,096
Investment contracts (iii)	(195,706)	(84,106)	(192,373)	(82,644)
Financial liabilities at fair value through profit or loss	(2,031)	(856)	(2,031)	(856)
Securities sold under agreements to repurchase	(81,088)	(31,354)	(81,088)	(31,354)
Bonds payable (iii)	(37,998)	(67,994)	(38,204)	(69,580)
Interest-bearing loans and borrowings	(16,170)	(2,643)	(16,170)	(2,643)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity securities under Level 1 was RMB76,299 million and that under Level 2 was RMB542,853 million as at 31 December 2016 (as at 31 December 2015: Level 1 RMB29,777 million and Level 2 RMB521,067 million).
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying amounts. The fair values of other loans and investment contracts at amortised cost, and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost, and bonds payable were classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

11	PREMIUMS RECEIVABLE

As at 31 December 2016, the carrying value of premiums receivable within one year was RMB13,346 million (as at 31 December 2015: RMB11,899 million).

12	REINSURANCE ASSETS

	As at 31 December 2016	As at 31 December 2015
	million	RMB million
Long-term insurance contracts ceded (Note 14)	1,783	1,246
Due from reinsurance companies	123	37
Ceded unearned premiums (Note 14)	125	87
Claims recoverable from reinsurers (Note 14)	103	50

Total	2,134	1,420

Current	351	174
Non-current	1,783	1,246

Total	2,134	1,420

13	OTHER ASSETS

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Prepaid to constructors	6,571	6,341
Land use rights	5,855	5,998
Automated policy loans	2,814	2,520
Disbursements	1,718	1,023
Due from related parties	927	772
Investments receivable	911	4,242
Tax refundable	69	936
Others	3,148	1,810

Total	22,013	23,642

Current	15,665	17,274
Non-current	6,348	6,368

Total	22,013	23,642

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 31 December 2016	4.45%~4.85%
As at 31 December 2015	4.80%~5.00%

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

Discount rate assumptions
As at 31 December 2016	3.23%~5.32%
As at 31 December 2015	3.42%~5.78%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2015	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Gross
Long-term insurance contracts	1,825,956	1,698,773
Short-term insurance contracts
- Claims and claim adjustment expenses	11,538	9,268
- Unearned premiums	10,492	7,944

Total, gross	1,847,986	1,715,985

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(1,783)	(1,246)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(103)	(50)
- Unearned premiums (Note 12)	(125)	(87)

Total, ceded	(2,011)	(1,383)

Net
Long-term insurance contracts	1,824,173	1,697,527
Short-term insurance contracts
- Claims and claim adjustment expenses	11,435	9,218
- Unearned premiums	10,367	7,857

Total, net	1,845,975	1,714,602

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2016	2015
	RMB million	RMB million
Notified claims	1,748	2,135
Incurred but not reported	7,520	5,181

Total as at 1 January - Gross	9,268	7,316

Cash paid for claims settled
- Cash paid for current year claims	(16,364)	(12,349)
- Cash paid for prior year claims	(8,877)	(6,865)
Claims incurred
- Claims arising in current year	27,120	20,497
- Claims arising in prior years	391	669

Total as at 31 December - Gross	11,538	9,268

Notified claims	2,085	1,748
Incurred but not reported	9,453	7,520

Total as at 31 December - Gross	11,538	9,268

The table below presents movements in unearned premium reserves:

	2016			2015
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	7,944	(87)	7,857	7,230	(65)	7,165
Increase	10,492	(125)	10,367	7,944	(87)	7,857
Release	(7,944)	87	(7,857)	(7,230)	65	(7,165)

As at 31 December	10,492	(125)	10,367	7,944	(87)	7,857

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2016	2015
	RMB million	RMB million
As at 1 January	1,698,773	1,588,900
Premiums	390,438	331,582
Release of liabilities (i)	(353,048)	(300,990)
Accretion of interest	73,644	68,741
Change in assumptions
- Change in discount rates	14,262	8,510
- Change in other assumptions (ii)	474	987
Other movements	1,413	1,043

As at 31 December	1,825,956	1,698,773

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
(ii)	For the year ended 31 December 2016, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB464 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB10 million.

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

15	INVESTMENT CONTRACTS

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Investment contracts with DPF at amortised cost	53,688	50,295
Investment contracts without DPF
- At amortised cost	142,006	33,797
- At fair value through profit or loss	12	14

Total	195,706	84,106

The table below presents movements of investment contracts with DPF:

	2016	2015
	RMB million	RMB million
As at 1 January	50,295	47,962
Deposits received	4,680	3,746
Deposits withdrawn, payments on death and other benefits	(2,357)	(2,543)
Policy fees deducted from account balances	(36)	(34)
Interest credited	1,106	1,164

As at 31 December	53,688	50,295

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Guaranteed loans	17 June 2019	3.54%	2,339	2,643
Guaranteed loans	27 September 2019	2.30%	6,579	—
Guaranteed loans	30 September 2019	2.40%	6,521	—
Guaranteed loans	9 June 2017	1.50%	731	—

Total			16,170	2,643

17	BONDS PAYABLE

As at 31 December 2016, all bonds payable were subordinated bonds with a total carrying value of RMB37,998 million (as at 31 December 2015: RMB67,994 million) and the par value of RMB38,000 million (as at 31 December 2015: RMB68,000 million).

			Par value
Issue date	Maturity date	Interest rate p.a.	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
26 October 2011	26 October 2021	5.50%	—	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			38,000	68,000

The Company issued the above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points. On 26 October 2016, the Company exercised the option right to redeem the subordinated bonds issued on 26 October 2011, and redeemed all of the subordinated bonds registered on the record date of redemption, with the amount of RMB30,000 million.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Interbank market	65,479	27,922
Stock exchange market	15,609	3,432

Total	81,088	31,354

Maturing:
Within 30 days	81,088	31,354

Total	81,088	31,354

As at 31 December 2016, bonds with a carrying value of RMB76,207 million (as at 31 December 2015: RMB28,802 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2016, the carrying value of securities deposited in the collateral pool was RMB81,280 million (as at 31 December 2015: RMB67,169 million). The collateral is restricted from trading during the period of the repurchase transaction.

19	OTHER LIABILITIES

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Interest payable to policyholders	8,006	6,410
Salary and welfare payable	7,234	5,220
Payable to third party holders of consolidated trust schemes	5,488	2,550
Brokerage and commission payable	3,713	2,598
Agent deposits	1,611	1,117
Payable to constructors	1,032	634
Interest payable of debts	742	1,045
Tax payable	657	511
Stock appreciation rights (Note 30)	654	845
Others	7,699	5,584

Total	36,836	26,514

Current	36,836	26,514
Non-current	—	—

Total	36,836	26,514

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

20	STATUTORY INSURANCE FUND

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

21	INVESTMENT INCOME

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	24,854	24,541	25,357
- available-for-sale securities	17,499	18,526	18,571
- at fair value through profit or loss	5,683	1,382	1,571
Equity securities
- available-for-sale securities	19,744	8,950	4,458
- at fair value through profit or loss	527	326	106
Bank deposits	27,851	32,285	34,934
Loans	12,018	11,115	8,138
Securities purchased under agreements to resell	971	368	299
Others	—	89	114

Total	109,147	97,582	93,548

For the year ended 31 December 2016, the interest income included in investment income was RMB88,876 million (2015: RMB88,306 million,2014: RMB88,984 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2016 RMB million	2015 RMB million	2014 RMB million
Debt securities
Realised gains	189	(4)	142
Impairment	(143)	—	—

Subtotal	46	(4)	142

Equity securities
Realised gains	8,505	32,622	8,127
Impairment	(2,513)	(321)	(1,149)

Subtotal	5,992	32,301	6,978

Total	6,038	32,297	7,120

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2016, the Group recognised an impairment charge of RMB1,615 million (2015: RMB147 million,2014: RMB146 million) of available-for-sale funds, an impairment charge of RMB898 million (2015: RMB174 million,2014: RMB1,003 million) of available-for-sale common stocks, and an impairment charge of RMB143 million (2015: Nil, 2014: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

23	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2016 RMB million	2015 RMB million	2014 RMB million
Debt securities	(918)	766	2,272
Equity securities	(6,319)	9,324	4,977
Stock appreciation rights	191	180	(255)
Financial liabilities at fair value through profit or loss	(48)	(61)	(1,186)

Total	(7,094)	10,209	5,808

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

For the year ended 31 December 2014
Life insurance death and other benefits	192,863	(204)	192,659
Accident and health claims and claim adjustment expenses	16,854	(102)	16,752
Increase in insurance contract liabilities	105,945	(62)	105,883

Total	315,662	(368)	315,294

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

26	FINANCE COSTS

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Interest expenses for bonds payable	3,126	3,430	3,433
Interest expenses for securities sold under agreements to repurchase	1,460	784	1,234
Interest expenses for interest-bearing loans and borrowings	181	106	59

Total	4,767	4,320	4,726

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Employee salaries and welfare costs	15,955	13,045	11,564
Housing benefits	838	824	787
Contribution to the defined contribution pension plan	1,798	1,678	1,553
Depreciation and amortisation	2,083	2,036	2,124
Foreign exchange losses/(gains)	(582)	(812)	(268)
Auditor’s remuneration	58	60	55

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Current taxation—Enterprise income tax	5,200	15,408	6,455
Deferred taxation	(943)	(4,664)	1,433

Taxation charges	4,257	10,744	7,888

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2015: 25%,2014: 25%) is as follows:

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Profit before income tax	23,842	45,931	40,402
Tax computed at the statutory tax rate	5,961	11,483	10,101
Non-taxable income (i)	(6,080)	(3,324)	(3,434)
Expenses not deductible for tax purposes (i)	4,259	2,655	1,190
Unused tax losses	58	1	19
Tax losses utilised from previous periods	(49)	(41)	—
Others	108	(30)	12

Income tax at the effective tax rate	4,257	10,744	7,888

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

28	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2015: 25%,2014: 25%)) is as follows (continued):

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2016 and 2015, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets / (liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged) / credited to net profit	3,673	843	148	4,664
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	(5,445)	—	(5,445)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
- Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged) / credited to net profit	(614)	1,126	431	943
(Charged) / credited to other comprehensive income
- Available-for-sale securities	—	12,639	—	12,639
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
- Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB807 million as at 31 December 2016 (as at 31 December 2015: RMB727 million). Unrecognised deductible temporary differences of the Group amounted to RMB219 million as at 31 December 2016 (as at 31 December 2015: RMB186 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

28	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	3,024	9,528
- deferred tax assets to be recovered within 12 months	3,626	2,639

Subtotal	6,650	12,167

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(13,037)	(26,850)
- deferred tax liabilities to be settled within 12 months	(1,381)	(2,270)

Subtotal	(14,418)	(29,120)

Net deferred tax liabilities	(7,768)	(16,953)

29	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2016 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2015 and 2014: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

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

All the stock appreciation rights awarded were fully vested as at 31 December 2016. As at 31 December 2016, there were 55.01 million units outstanding and exercisable (as at 31 December 2015: 55.01 million units). As at 31 December 2016, the amount of intrinsic value for the vested stock appreciation rights was RMB641 million (as at 31 December 2015: RMB832 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 0.10% to 0.81%.

The Company recognised a gain of RMB191 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2016 (2015: fair value gains of RMB180 million, 2014: fair value loss of RMB255 million). RMB641 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2016 (as at 31 December 2015: RMB832 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2016 (as at 31 December 2015: Nil).

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2016, a final dividend of RMB0.42 (inclusive of tax) per ordinary share totalling RMB11,871 million in respect of the year ended 31 December 2015 was declared and paid in 2016. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2016.

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

A distribution of RMB386 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management according to the authorization by the Board of Directors in 2016.

A distribution of RMB185 (inclusive of tax) million to the holders of Core Tier 2 Capital Securities was approved by the management according to the authorization by the Board of Directors in 2015.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

31	DIVIDENDS (continued)

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling approximately RMB6,784 million for the year ended 31 December 2016 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2016.

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

(b)	Subsidiaries

Refer to Note 32(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2015 million	Increase million	Decrease million	As at 31 December 2016 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”) (i)	RMB300	RMB760	—	RMB1,060
CL AMP	RMB588	—	—	RMB588
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	—	RMB1,730	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”) (ii)	—	USD2	—	USD2

(i)	On 6 February 2016, Suzhou Pension Company completed its business registration modification procedure, and the registered capital was changed to RMB1,060 million. In December 2016, the Company completed a RMB526 million capital contribution to Suzhou Pension Company. After the contribution, the paid-in capital of Suzhou Pension Company increased from RMB800 to RMB1,326 million. As at 31 December 2016, since the business registration modification procedure for the registered capital of Suzhou Pension Company was still in progress, the registered capital remained RMB1,060 million.
(ii)	Registered capital of Franklin Shenzhen Company is USD2 million, and its paid-in capital is USD0.6 million as at 31 December 2016.
(iii)	For those subsidiaries which were not set up or invested in Mainland China, the legal definition of registered capital is not applicable for them.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

	As at 31 December 2015				As at 31 December 2016
Shareholder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2015				As at 31 December 2016
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB800	100.00% directly	RMB 526	—	RMB1,326	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,199	100.00% directly	—	—	RMB6,199	100.00% directly
New Aldgate Limited (i)	—	—	—	—	—	100.00% directly
Glorious Fortune Forever Limited (i)	—	—	—	—	—	100.00% directly
CL Hotel Investor, L.P. (i)	—	—	—	—	—	100.00% directly
Golden Bamboo Limited (i)	—	—	—	—	—	100.00% directly
Sunny Bamboo Limited (i)	—	—	—	—	—	100.00% directly
Fortune Bamboo Limited (i)	—	—	—	—	—	100.00% directly
China Century Core Fund Limited (“Century Core Fund”) (i)	—	—	—	—	—	100.00% indirectly
CL Health (i)	—	—	RMB1,730	—	RMB1,730	100.00% directly
Franklin Shenzhen Company (ii)	—	—	USD0.6	—	USD0.6	100.00% indirectly

(i)	New Aldgate Limited, Glorious Fortune Forever Limited, CL Hotel Investor, L.P., Golden Bamboo Limited, Sunny Bamboo Limited, Fortune Bamboo Limited, Century Core Fund and CL Health are new subsidiaries set up or invested by the Company in 2016.
(ii)	Franklin Shenzhen Company is a new subsidiary set up by AMC HK in 2016.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2016	2015	2014
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(viii)	869	950	987
Asset management fee received from CLIC	(ii.a)	124	133	128
Payment of dividends from the Company to CLIC		8,116	7,729	5,797
Distribution of profits from AMC to CLIC		143	106	91
Asset management fee received from CL Overseas	(ii.b)	74	39	30
Asset management fee received from CLP&C	(ii.c)	36	26	11
Payment of insurance premium to CLP&C		49	51	50
Claim and other payments received from CLP&C		18	17	18
Agency fee received from CLP&C	(iii)(viii)	2,337	1,464	1,013
Payment of an agency fee to CLP&C	(iii)	2	4	4
Rental and a service fee received from CLP&C		43	49	41
Payment of rental, project fee and others expenses to CLRE		44	38	35
Property leasing expenses charged by CLI	(iv)	81	84	86
Asset management fee received from CLI		13	17	14
Payment to CLI for purchase of fixed assets		141	97	79
Payment of an asset management fee to CLI	(ii.d)(viii)	298	167	89
Property leasing income received from CLI		38	38	29
Payment of a business management service fee to CL Ecommerce	(vi)	56	29	—
Transactions between CGB and the Group
Interest on deposits received from CGB		685	524	838
Commission expenses charged by CGB	(v)	42	15	8
Transactions between Sino-Ocean and the Group
Scrip dividend from Sino-Ocean		—	—	268
Cash dividend from Sino-Ocean (Note 8)		248	422	131
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		38	34	25
Project management fee paid to Sino-Ocean		60	59	34
Transactions between EAP and the Group
Contribution to EAP		337	303	286
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(viii)	1,081	1,020	886
Distribution of profits from AMC		215	158	137
Transactions between Pension Company and the Company
Rental received from Pension Company		34	24	23
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	31	20	12
Marketing fee income for promotion of annuity business from Pension Company		14	14	19
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	14	11
Transactions between Suzhou Pension Company and the Company
Investment in Suzhou Pension Company	(ix)	526	500	—
Transactions between the Group’s consolidated structured entities and the Company
Distribution from the Group’s consolidated structured entities to the Company		443	187	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, agreed by both parties, the agreement was renewed for one year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. As at the approval date of the consolidated financial statements, CL Overseas has reached a consensus with AMC HK on the renewal and clauses of the agreement. The sign-off is still pending for the approval from Hong Kong local supervision department. The original terms are effective until the new agreement is signed.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 19 September 2015, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. The agreement was automatically renewed for one year on 19 September 2015. On 18 September 2016, the Company and AMC HK renewed the agreement, which became effective from 19 September 2016 and expires on 31 December 2018. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

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

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for another one year. On 12 August 2016, the Company and CGB renewed the insurance agency agreement to distribute insurance products. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. The transactions between the Company and CGB before the effective date of the renewed agreement complied with the previous agreement.

On 23 March 2016, the Company and CGB signed an insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category group insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)	On 18 March 2015, the Company and CL Ecommerce signed a one year agreement for managing the regional telemarketing centre, effective on the signing date. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance. On 26 October 2016, the Company and CL Ecommerce renewed the agreement, which was effective from 1 January 2016 and expired on 31 December 2016. The previous agreement was terminated automatically when the renewed agreement came into effect. The agreement is subject to an automatic one-year renewal if no objections are raised by both parties.

(vii)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2014 and expired after one year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 28 November 2015, the agreement was automatically renewed for one year. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate of the agency fee of occupation annuity should be in line with those of enterprise annuity funds. The charge rate of the agency fee of the group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of the personal pension plan is 30% of the daily management fee of the personal pension plan annually.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

On 28 November 2016, the Company and Pension Company signed a new agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expires on 31 December 2017, subject to an automatic one-year renewal if no objections were raised by either party upon expiry. There are two types of commissions agreed upon in the agreement, which are commissions that occur in daily business and occur according to the annual promotional plans. Provisions of the commissions for entrusting service of enterprise annuity funds management remain the same as those in the previous agreement; the agency fee of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the agency fee of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the agency fee of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated income statement of the Group.

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(ix)	In December 2016, the Company completed a RMB526 million capital contribution to Suzhou Pension Company. Please refer to Note 32(e).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from / to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	529	526
Amount due to CLIC	—	(1)
Amount due from CL Overseas	47	21
Amount due from CLP&C	332	203
Amount due to CLP&C	—	(2)
Amount due from CLI	12	16
Amount due to CLI	(206)	(71)
Amount due from CLRE	2	2
Amount due to CLRE	—	(1)
Amount deposited with CGB	26,342	9,660
Amount due from CGB	365	194
Amount due to CGB	(17)	(13)
Subordinated debts and corporate bonds of Sino-Ocean	643	872
Amount due from Sino-Ocean	8	11
Amount due from CL Ecommerce	5	4
Amount due to CL Ecommerce	(66)	(40)
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	47	50
Amount due to Pension Company	(17)	(6)
Amount due to AMC	(604)	(325)
Amount due to AMC HK	(8)	(7)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(i)	Key management personnel compensation

	For the year ended 31 December
	2016	2015	2014
	RMB million	RMB million	RMB million
Salaries and other benefits	18	25	25

The total compensation package for the Company’s key management personnel for the year ended 31 December 2016 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2015 has been approved by the relevant authorities. The total compensation of 2015 was RMB 25 million, including a deferred payment about RMB 5 million.

(j)	Transactions with state-owned enterprises

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

As at 31 December 2016, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2016, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

33	SHARE CAPITAL

	As at 31 December 2016		As at 31 December 2015
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2016, the Company’s share capital was as follows:

	As at 31 December 2016
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

34	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2015		Increase		Decrease		As at 31 December 2016
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million
Core Tier 2 Capital Securities	1,280	7,791	—	—	—	—	1,280	7,791

Total	1,280	7,791	—	—	—	—	1,280	7,791

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

(b)	Equity attributable to equity holders

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Equity attributable to equity holders of the Company	303,621	322,492
Equity attributable to ordinary equity holders of the Company	295,830	314,701
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,027	3,722
Equity attributable to ordinary equity holders of non-controlling interests	4,027	3,722

Refer to Note 31 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2016. As at 31 December 2016, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

35	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for- sale securities	Share of other comprehensive income of investees under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)
As at 1 January 2014	53,860	(9)	(15,835)	(327)	21,641	19,157	18,545	(3)	97,029
Other comprehensive income for the year	—	—	39,089	143	—	—	—	—	39,232
Appropriation to reserves	—	—	—	—	3,160	2,470	3,202	—	8,832
Others	—	826	—	—	—	—	—	—	826

As at 31 December 2014	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919

As at 1 January 2015	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919
Other comprehensive income for the year	—	—	6,709	364	—	—	—	3	7,076
Appropriation to reserves	—	—	—	—	3,438	3,160	3,492	—	10,090
Others	—	296	—	—	—	—	—	—	296

As at 31 December 2015	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381

As at 1 January 2016	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381
Other comprehensive income for the year	—	—	(24,863)	(918)	—	—	—	7	(25,774)
Appropriation to reserves	—	—	—	—	1,927	3,438	2,002	—	7,367
Others	—	33	—	—	—	—	—	—	33

As at 31 December 2016	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB1,927 million for the year ended 31 December 2016 (2015: RMB3,438 million).
(b)	Approved at the Annual General Meeting in May 2016, the Company appropriated RMB3,438 million to the discretionary reserve fund for the year ended 31 December 2015 based on net profit under CAS (2015: RMB3,160 million).
(c)	Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2016, the Company appropriated 10% of net profit under CAS which amounted to RMB1,927 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2015: RMB3,438 million). In addition, pursuant to the CAS, the Group appropriated RMB75 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2015: RMB54 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

36	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Pending lawsuits	588	440

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2016 and 2015, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

37	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Contracted, but not provided for
Investments	39,616	30,453
Property, plant and equipment	5,462	5,820
Others	1	34

Total	45,079	36,307

(b)	Operating lease commitments—as lessee

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Not later than one year	632	534
Later than one year but not later than five years	764	721
Later than five years	27	20

Total	1,423	1,275

The operating lease payments charged to profit before income tax for the year ended 31 December 2016 were RMB994 million (2015: RMB857 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

37	COMMITMENTS (continued)

(c)	Operating lease commitments—as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2016	As at 31 December 2015
	RMB million	RMB million
Not later than one year	186	258
Later than one year but not later than five years	267	253
Later than five years	10	13

Total	463	524