Form 20-F
period 2017-12-31
CHINA LIFE INSURANCE CO LTD
filed 2018-04-25
CIK 1268896

As filed with the Securities and Exchange Commission on April 25, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB 1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2015, the China Insurance Yearbook 2016, the China Insurance Yearbook 2017 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

References to “A shares” mean the RMB ordinary shares which have been listed on the Shanghai Stock Exchange since January 9, 2007.

References to the “CIRC” mean the China Insurance Regulatory Commission, which was established in 1998 and merged with the China Banking Regulatory Commission in April 2018. References to the “CBRC” mean the China Banking Regulatory Commission, which was established in 2003 and merged with the CIRC in April 2018. References to “CBIRC” mean the China Banking and Insurance Regulatory Commission, which was established in April 2018 as a result of the merger of CIRC and CBRC. In this annual report, references to the “CIRC” mean the China’s insurance regulator prior to April 2018 and references to the “CBIRC” mean the China’s insurance regulator after April 2018, as the context may require.

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

References to “IFRS” mean the International Financial Reporting Standards as issued by the International Accounting Standards Board, references to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean the Hong Kong Financial Reporting Standards, issued by the Hong Kong Institute of Certified Public Accountants, and references to “PRC GAAP” mean the PRC Accounting Standards for Business Enterprises applicable to companies listed in the PRC. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with IFRS.

References to “Renminbi” or “RMB” in this annual report mean the currency of the PRC, references to “U.S. dollars” or “US$” mean the currency of the United States of America, and references to “Hong Kong dollars”, “H.K. dollars” or “HK$” mean the currency of the Hong Kong Special Administrative Region of the PRC.

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$ 1.00 to RMB 6.5063, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2017. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 29, 2017 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	326,290	331,010	363,971	430,498	511,966	78,688
Less: premiums ceded to reinsurers	(556)	(515)	(978)	(1,758)	(3,661)	(563)

Net written premiums	325,734	330,495	362,993	428,740	508,305	78,125
Net change in unearned premium reserves	(921)	(390)	(692)	(2,510)	(1,395)	(214)

Net premiums earned	324,813	330,105	362,301	426,230	506,910	77,911

Investment income	82,816	93,548	97,582	109,147	122,727	18,863
Net realized gains on financial assets	5,793	7,120	32,297	6,038	42	6
Net fair value gains through profit or loss	137	5,808	10,209	(7,094)	6,183	950
Other income	4,324	4,185	5,060	6,460	7,493	1,152

Total revenues	417,883	440,766	507,449	540,781	643,355	98,882

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(193,671)	(192,659)	(221,701)	(253,157)	(259,708)	(39,916)
Accident and health claims and claim adjustment expenses	(11,263)	(16,752)	(21,009)	(27,269)	(33,818)	(5,198)
Increase in insurance contract liabilities	(107,354)	(105,883)	(109,509)	(126,619)	(172,517)	(26,515)
Investment contract benefits	(1,818)	(1,958)	(2,264)	(5,316)	(8,076)	(1,241)
Policyholder dividends resulting from participation in profits	(18,423)	(24,866)	(33,491)	(15,883)	(21,871)	(3,362)
Underwriting and policy acquisition costs	(25,690)	(27,147)	(35,569)	(52,022)	(64,789)	(9,958)
Finance costs	(4,032)	(4,726)	(4,320)	(4,767)	(4,601)	(707)
Administrative expenses	(24,805)	(25,432)	(27,458)	(31,854)	(35,953)	(5,526)
Other expenses	(3,864)	(4,151)	(7,428)	(4,859)	(6,426)	(988)
Statutory insurance fund contribution	(637)	(701)	(743)	(1,048)	(1,068)	(164)

Total benefits, claims and expenses	(391,557)	(404,275)	(463,492)	(522,794)	(608,827)	(93,575)

Share of profit of associates and joint ventures, net	3,125	3,911	1,974	5,855	7,143	1,098
Profit before income tax	29,451	40,402	45,931	23,842	41,671	6,405
Income tax	(4,443)	(7,888)	(10,744)	(4,257)	(8,919)	(1,371)

Net profit	25,008	32,514	35,187	19,585	32,752	5,034

Attributable to:
- Equity holders of the Company	24,765	32,211	34,699	19,127	32,253	4,957
- Non-controlling interests	243	303	488	458	499	77
Basic and diluted earnings per share(1)	0.88	1.14	1.22	0.66	1.13	0.17

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(25,135)	70,342	54,080	(44,509)	(15,003)	(2,306)
Amount transferred to net profit from other comprehensive income	(5,793)	(7,120)	(32,297)	(6,038)	(42)	(6)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,635	(11,035)	(12,767)	17,372	5,605	861
Share of other comprehensive income of associates and joint ventures under the equity method	(332)	120	353	(864)	20	3
Exchange differences on translating foreign operations	—	—	10	21	(865)	(133)
Income tax relating to components of other comprehensive income	7,050	(13,023)	(2,242)	8,242	2,359	363

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(21,575)	39,284	7,137	(25,776)	(7,926)	(1,218)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	(21,575)	39,284	7,137	(25,776)	(7,926)	(1,218)

Total comprehensive income for the year, net of tax	3,433	71,798	42,324	(6,191)	24,826	3,816

Attributable to:
- Equity holders of the Company	3,203	71,443	41,775	(6,647)	24,341	3,741
- Non-controlling interests	230	355	549	456	485	75

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	23,393	25,348	26,974	30,389	42,707	6,564
Investment properties	1,329	1,283	1,237	1,191	3,064	471
Investments in associates and joint ventures	34,775	44,390	47,175	119,766	161,472	24,818
Held-to-maturity securities	503,075	517,283	504,075	594,730	717,037	110,207
Loans	118,626	166,453	207,267	226,573	383,504	58,943
Term deposits	664,174	690,156	562,622	538,325	449,400	69,072
Statutory deposits - restricted	6,153	6,153	6,333	6,333	6,333	973
Available-for-sale securities	491,527	607,531	770,516	766,423	810,734	124,608
Securities at fair value through profit or loss	34,172	53,052	137,990	209,124	136,809	21,027
Securities purchased under agreements to resell	8,295	11,925	21,503	43,538	36,185	5,562
Accrued investment income	34,717	44,350	49,552	55,945	50,641	7,783
Premiums receivable	9,876	11,166	11,913	13,421	14,121	2,170
Reinsurance assets	1,069	1,032	1,420	2,134	3,046	468
Other assets	20,430	19,411	23,642	22,013	33,952	5,218
Cash and cash equivalents	21,330	47,034	76,096	67,046	48,586	7,468

Total assets	1,972,941	2,246,567	2,448,315	2,696,951	2,897,591	445,352

Liabilities and equity

Liabilities

Insurance contracts	1,494,497	1,603,446	1,715,985	1,847,986	2,025,133	311,257
Investment contracts	65,087	72,275	84,106	195,706	232,500	35,735
Policyholder dividends payable	49,536	74,745	107,774	87,725	83,910	12,897
Interest-bearing loans and borrowings	—	2,623	2,643	16,170	18,794	2,889
Bonds payable	67,985	67,989	67,994	37,998	—	—
Financial liabilities at fair value through profit or loss	—	10,890	856	2,031	2,529	389
Securities sold under agreements to repurchase	20,426	46,089	31,354	81,088	87,309	13,419
Annuity and other insurance balances payable	23,179	25,617	30,092	39,038	44,820	6,889
Premiums received in advance	6,305	15,850	32,266	35,252	18,505	2,844
Other liabilities	18,233	20,062	26,514	36,836	47,430	7,290
Deferred tax liabilities	4,919	19,375	16,953	7,768	4,871	749
Current income tax liabilities	5	52	5,347	1,214	6,198	953
Statutory insurance fund	184	223	217	491	282	43

Total liabilities	1,750,356	1,959,236	2,122,101	2,389,303	2,572,281	395,352

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,344
Other equity instruments	—	—	7,791	7,791	7,791	1,197
Reserves	97,029	145,919	163,381	145,007	145,675	22,390
Retained earnings	95,037	109,937	123,055	122,558	139,202	21,395

Attributable to equity holders of the Company	220,331	284,121	322,492	303,621	320,933	49,326

Non-controlling interests	2,254	3,210	3,722	4,027	4,377	673

Total equity	222,585	287,331	326,214	307,648	325,310	49,999

Total liabilities and equity	1,972,941	2,246,567	2,448,315	2,696,951	2,897,591	445,352

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.5063 to US$ 1.00, the noon buying rate on December 29, 2017 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced a “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing rate, changes in a basket of currencies and the counter-cyclical factor. See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results”. In 2017, the Renminbi appreciated by approximately 6.36% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

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

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$ 7.80 to US$ 1.00. The central element in the arrangements which give effect to the link is that by agreement between the Hong Kong government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank (Hong Kong) Limited and the Bank of China (Hong Kong) Limited, certificates of debts, which are issued by the Hong Kong Government Exchange Fund to the banknote issuing banks to be held as cover for their banknote issues, are issued and redeemed only against payment in U.S. dollars, at the fixed exchange rate of HK$ 7.80 to US$ 1.00. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of debts to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market. However, against the background of the fixed rate which applies to the issue of the Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated materially from the level of HK$ 7.80 to US$ 1.00 since the link was first established. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. Exchange rates between the Hong Kong dollar and other currencies are influenced by the linked rate between the U.S. dollar and the Hong Kong dollar.

The following tables set forth various information concerning exchange rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates we used in this annual report. The source of these rates is the H.10 statistical release of the Federal Reserve Board. On April 13, 2018, the exchange rates were US$ 1.00 to RMB 6.2725 and US$ 1.00 to HK$ 7.8499, respectively. The following table sets forth the high and low rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown:

	RMB per US$		HK$ per US$
	High	Low	High	Low
October 2017	6.6533	6.5712	7.8106	7.7996
November 2017	6.6385	6.5967	7.8118	7.7955
December 2017	6.6210	6.5063	7.8228	7.8050
January 2018	6.5263	6.2841	7.8230	7.8161
February 2018	6.3471	6.2649	7.8267	7.8183
March 2018	6.3565	6.2685	7.8486	7.8275
April 2018 (through April 13, 2018)	6.3045	6.2655	7.8499	7.8482

The following table sets forth the period-end rates and the average rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2013, 2014, 2015, 2016, 2017 and 2018 (through April 13, 2018) (calculated by averaging the rates on the last day of each month of the periods shown):

	Period-end rate		Average rate
	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2013	6.0537	7.7539	6.1412	7.7565
2014	6.2046	7.7531	6.1704	7.7554
2015	6.4778	7.7507	6.2869	7.7519
2016	6.9430	7.7534	6.6549	7.7618
2017	6.5063	7.8128	6.7350	7.7950
2018 (through April 13, 2018)	6.2725	7.8499	6.2893	7.8364

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we continued to make our investments mainly in China and, as of December 31, 2017, approximately 98.90% of our total investment assets were in China. In particular, as of December 31, 2017, approximately 48.43% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and debt and other bonds and debts as approved by relevant government agencies; approximately 17.34% of our total investment assets consisted of term deposits with Chinese banks, of which 58.80% were placed with the five largest Chinese state-owned commercial banks; and approximately 14.80% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2017, we had RMB 409,528 million (US$ 62,943 million) invested in equity securities, among which RMB 132,826 million (US$ 20,415 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 48.43% of our investment assets as of December 31, 2017 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Defaults on our investments in loans may materially and adversely affect our profitability.

Approximately 14.80% of our investment assets as of December 31, 2017 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, we made our first domestic private equity fund investment in 2011. In 2012, we made a direct equity investment in COFCO Futures Co., Ltd. by acquiring a 35% equity interest in it. In 2013, we began making investments in commercial real estate properties. In 2014, we made our first overseas real estate investment, first overseas private equity fund investment and first domestic preferred shares investment. In 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CIRC, and in March 2014, the CIRC warned insurance companies of risks in debt investment plans. The CIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not fully reflect their capacity to make payments when the plans face financial difficulties. As of December 31, 2017, the total amount of our investment in debt investment plans was RMB 73,668 million (US$ 11,323 million). These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC (formerly CIRC) to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC (formerly CIRC). Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 52 million (US$ 8.0 million) in foreign exchange gains for the year ended December 31, 2017, resulting mainly from the increase in our assets held in foreign currencies and the fluctuation of the Renminbi exchange rate. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

We are exposed to changes in interest rates.

Changes in interest rates may affect our profitability.

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including economic growth rate, inflation, governmental monetary and tax policies, domestic and international economic and political conditions, financial regulatory requirements and other factors beyond our control. If interest rates were to increase significantly in the future, surrenders and withdrawals of life insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline in the future, the income we realize from our investments may decrease, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates, which may also affect our profitability. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”.

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return that we are able to earn on our investments and the amount of return that we are required to pay based on a guaranteed interest rate under the policies.

On June 10, 1999, the CIRC set the maximum guaranteed interest rate which insurance companies could commit to pay on new policies at 2.50% (compounded annually) and, in response, we set the guaranteed interest rates on our products at a range of between 1.50% and 2.50%. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for traditional non-participating insurance policies, universal life insurance policies and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC (formerly CIRC) approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CIRC. This maximum valuation rate varies by product. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our insurance policies in force, it could result in the increase of the guaranteed interest rates of our new products and the decrease of our spread. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

As of December 31, 2017, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.62%, while our investment yields for the years ended December 31, 2017, 2016 and 2015 were 5.16%, 4.61% and 6.47%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. However, if the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

A substantial portion of our business is conducted through our exclusive agents. Because of differences in productivity, some of our sales agents are responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from other insurance companies and business institutions and increasing labor costs in China may also force us to increase the compensation of our agents, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that exclusive agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. The CIRC has authorized its local branches to set the education degree requirements for exclusive agents by considering local conditions. We believe that if more CBIRC (formerly CIRC) branches were to impose the requirement of having a college degree or above on new qualified exclusive agents, we cannot guarantee that we will not have difficulty in attracting and retaining productive agents in the future. In addition, as the market competition for qualified agents increases, our costs of attracting and retaining qualified agents may increase.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

Commercial banks are rapidly emerging as some of the fastest growing distribution channels in China. Many newly established domestic and foreign-invested life insurance companies have been focusing on commercial banks as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks through which we sell life insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks choose to favor our competitors’ products over our own. In addition, as the bancassurance market becomes increasingly competitive, commercial banks may demand higher commission rates, which could increase our cost of sales and reduce our profitability. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

Our earnings depend significantly upon the extent to which our actual operating results are consistent with the assumptions used in pricing and establishing the reserves for insurance contracts in our financial statements. Our assumptions include those for discount rate, mortality, morbidity, lapse rate and expenses. To the extent that trends in actual experiences are less favorable than our underlying assumptions used in establishing these reserves, and these trends are expected to continue in the future, we could be required to increase our reserves. Any such increase could have a material adverse effect on our profitability and, if significant, our financial condition.

We establish the reserves for insurance contracts based on the use of assumptions for discount rate, mortality, morbidity, lapse rate and expenses. These assumptions are based on our previous experience and the data published by other Chinese life insurers, as well as judgments made by the management. These assumptions may deviate from our actual experience, and, as a result, we cannot determine precisely the amounts which we will ultimately pay to fulfill our obligations under the insurance contracts or when these payments will need to be made. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. The discount rate assumption is affected by certain factors, such as further macro-economy, monetary and exchange rate policies, capital market results and availability of investment channels to invest our insurance funds. We review and update the assumptions used to evaluate the reserves periodically, and establish the reserves for insurance contracts based on such assumptions. If the reserves originally established for future policy benefits prove inadequate, we must increase our reserves established for future policy benefits, which may have a material effect on our earnings and our financial condition.

We have data available for a shorter period of time than life insurance companies operating in some other countries do and, as a result, less claims experience on which to base some of the assumptions used in establishing our reserves. For a discussion of how we establish our assumptions for mortality, morbidity and lapse rate, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”. Given the limited nature of this experience, it is possible that our actual claims could vary significantly from the assumptions used.

Our risk management and internal reporting systems, policies and procedures may leave us exposed to unidentified or unanticipated risks, which could materially and adversely affect our businesses or result in losses.

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Many of our current methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. As a result, these methods may not fully predict future exposures, which could be significantly greater than what the historical measures indicate. In addition, risk management depends upon the evaluation of information regarding markets, customers or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. In addition, a significant portion of business information needs to be centralized from our many branch offices. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective. Failure or the ineffectiveness of these systems could materially and adversely affect our business or result in losses.

We are likely to offer a broader and more diverse range of insurance and investment products in the future as the insurance market in China continues to develop. At the same time, we anticipate that we may invest in a significantly broader range of asset classes. The combination of these factors will require us to continue to enhance our risk management capabilities and is likely to increase the importance of our risk management policies and procedures to our results of operations and financial condition. If we fail to adapt our risk management policies and procedures to our changing business, our business, results of operations and financial condition could be materially and adversely affected.

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

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC (formerly CIRC), as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in payments of insurance benefits, damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation, arbitration and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

In order to provide investors with an additional tool to understand our economic value and business results, we have disclosed information regarding our embedded value, as discussed in the section entitled “Item 8. Financial Information—Embedded Value”. The embedded value is an estimate of our economic value (excluding the value attributed to new business after the valuation date) and is based on a discounted cash flow valuation determined using commonly applied actuarial methodologies. Standards with respect to the calculation of embedded value are still evolving, however, and there is no universal standard which defines the form, calculation method or presentation format of the embedded value of an insurance company. Assumptions used in embedded value calculations include rate of investment return, discount rate, mortality, morbidity, expenses and surrender rate, as well as certain macro factors, many of which are beyond our control. These assumptions may deviate significantly from our actual experience and therefore the embedded value is consequently not inherently predictive. Furthermore, since our actual market value is determined by investors based on a variety of information available to them, the embedded value should not be construed to be a direct reflection of our performance. The inclusion of the embedded value in this annual report should not be regarded as a representation by us, our management or any other person as to our future profitability. Because of the technical complexity involved in embedded value calculations and the fact that embedded value estimates vary materially as key assumptions are changed, you should read the discussion under the section entitled “Item 8. Financial Information—Embedded Value” in its entirety. You should use special care when interpreting embedded value results and should not place undue reliance solely on them. See also “Forward-Looking Statements”.

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

United States Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or the IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or be subject to a 30% withholding tax on “withholdable payments,” which include among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passthru payments” that it makes to FFIs that have not entered into their own FFI agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Withholding on foreign passthru payments will begin no earlier than 2019. Since existing guidance reserves on the definition of “foreign passthru payment,” the scope of any withholding on foreign passthru payments is uncertain at this time.

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

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 and 2017 fiscal years, is one of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 and 2017 fiscal years, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

Our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, New China Life Insurance Co., Ltd., or New China Life, and Taikang Life Insurance Co. Ltd., or Taikang Life. According to statistical and unaudited market share information released by the CIRC on its website, together, Ping An Life, China Pacific Life, New China Life, Taikang Life and we accounted for approximately 49% of the life insurance premiums in China in 2017, with our market share in China decreasing from 19.9% in 2016 to 19.7% in 2017. Each of Ping An Life, China Pacific Life, New China Life and Taikang Life has operated in the Chinese insurance market for more than twenty years, and each has a recognized brand name. According to statistical and market share information derived from China Insurance Yearbook, in 2016, the last year for which the audited market information for separate business segments and geographic markets business is available, Ping An Life had a greater market share than we did in Beijing, Shanghai, Tianjin, Qingdao, Dalian, Shenzhen, Xiamen, Hainan and Ningbo, and New China Life had a greater market share than we did in Beijing. We also face competition from insurance companies owned or controlled by commercial banks.

Each of the five largest Chinese state-owned commercial banks has set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may have competitive advantages in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following Chinese government’s adoption of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested life insurers have been permitted to sell health, annuity and group life insurance products nationwide in China since December 2004. According to statistical and unaudited market share information released by the CIRC on its website, foreign-invested insurers had a life insurance market share of approximately 7.4% in 2017. On November 10, 2017, China announced that it will substantially relax foreign ownership limits in life insurance companies. On April 11, 2018, the Governor of the PBOC further clarified that regulations would be introduced within the next several months increasing the limit on foreign ownership in Chinese life insurance companies to 51% from the current 50%, with all foreign ownership restrictions in the Chinese life insurance sector removed in three years. Although detailed implementation rules have not yet been issued, we believe that the relaxation of the restrictions on foreign-invested insurers, once implemented, will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•	Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell short-term health insurance and accident products, but only with regulatory approval. There were 85 property and casualty insurers as of December 31, 2017. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, short-term health and accident products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops short-term health insurance and accident business. Its operations may have a negative impact on sales of our short-term health insurance and accident products in the future.

•	Mutual fund companies, commercial banks and other financial services providers. We face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and offering various financial products, trust companies and securities brokerage firms licensed to manage separate accounts. These financial service providers provide a variety of financial investment products that may prove to be attractive to the public and thereby adversely affect the sale of some products we offer, including traditional life insurance policies with a savings feature, participating life insurance policies and annuities.

All of our institutional insurance agencies and brokers are required to obtain permits and be registered. If a substantial number of our institutional insurance agencies and brokers fail to meet these qualification and registration requirements or this failure results in policyholders canceling their policies, our business may be materially and adversely affected.

Institutional insurance agents and insurance brokers are required under the PRC insurance law to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CBIRC (formerly CIRC). It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of industry and commerce with the permits issued by the CBIRC (formerly CIRC). We cannot assure you that all of our institutional agents will obtain such licenses. The enforcement of this requirement could adversely affect the composition and productivity of our distribution channel, which could have a material adverse effect on our business.

Further development of regulations in China may impose additional costs or restrictions on our activities.

We operate in a highly regulated industry. The CBIRC (formerly CIRC) supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, the CIRC issued notices in September 2016 and May 2017 to further reinforce the regulation of life insurance products by requiring insurance companies to revise or improve the design of a number of insurance products. For instance, insurance companies are required to (i) increase the death coverage for insurance products including individual term life insurance, individual endowment insurance and individual whole life insurance products, and (ii) seek CIRC approval for universal insurance products with a guaranteed interest rate above 3%. CIRC also required that (i) whole life insurance, annuity insurance and care insurance products must not be designed as short-to-medium term products, (ii) the first payment of survival insurance benefits for endowment products and annuity products must only occur after five years since the policy has become effective, and the annual payment or partial payment must not exceed 20% of the paid premiums, and (iii) insurance companies must not design universal insurance products or investment-linked insurance products in the form of riders. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of products”. These new requirements apply to a number of key products sold by us. Although these requirements are consistent with our long-term development strategy, revising the design of a number of products during a short period of time may increase our operating costs and may adversely affect our business, results of operations and financial condition.

In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under the guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for traditional non-participating insurance policies, universal life insurance policies and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC (formerly CIRC) approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CIRC, which varies by product. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our insurance policies in force, it could result in the increase of the guaranteed interest rates of our new products and the decrease of our spread, and therefore we cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our core solvency adequacy ratio under C-ROSS as of December 31, 2017 was 277.61%, and our comprehensive solvency adequacy ratio under C-ROSS as of December 31, 2017 was 277.65%. While our solvency ratio is currently above the regulatory requirements, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. Prior to the filing of this annual report, we became aware that, based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2017, we had been classified as a Category B insurer (i.e. an insurer whose solvency adequacy ratio meets the regulatory requirement and whose risk level is relatively low for operation risk, strategy risk, reputation risk and liquidity risk). Category B insurers may be subject to a range of regulatory actions by the CBIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Previously we were classified as a Category A insurer. It remains unclear whether the CBIRC will take any regulatory action with respect to our company or how these regulatory actions (if any) will affect our business or financial condition.

Furthermore, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level. If our solvency ratio under C-ROSS is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet our Solvency requirement can also lead to various regulatory actions being taken by the CBIRC (formerly CIRC), which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

In connection with the restructuring, CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in an actuarial database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999, and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the reinsurance contracts specified in an annex to the restructuring agreement. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. CLIC has incurred substantial losses on these non-transferred policies, primarily because the guaranteed interest rates it had committed to pay on these policies are higher than the investment return it was able to generate on its investment assets. This negative spread on non-transferred policies created substantial losses for CLIC and a resulting negative net worth. The amount of accumulated undistributed profits of CLIC itself is expected to remain negative in the short term.

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the MOF has the authority to issue this approval regarding the special purpose fund, (2) the approval is valid and effective, and (3) it has no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that a court would decide in a manner consistent with King & Wood’s conclusions.

We cannot predict the amount of funds that will be available to the special purpose fund from CLIC’s own operations to satisfy its obligations to its policyholders as they become due. CLIC’s cash requirements and available cash resources will be affected by several factors which are subject to uncertainty, including prevailing interest rates and the returns on investment generated by CLIC’s assets, as well as the claims, expenses and persistency experience with respect to CLIC’s insurance policies. The cash resources available to CLIC will also depend in part on our profitability, which will affect the amount of our tax payments and hence the amount of refund contributed to the fund (if CLIC’s application for the extension of the period during which the income tax payments will be rebated is approved; see “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”), the timing and amount of our dividend payments and the market prices of our shares and ADSs, which will affect the proceeds to CLIC from dispositions of our shares. If it is unable to satisfy its obligations to its policyholders from other sources, CLIC may seek, subject to our articles of association and applicable laws, to increase the amount of dividends we pay in order to satisfy its cash flow requirements. Any such increase in our dividend payments would reduce the funds available for reinvestment in our business. In addition, if we are unable to pay dividends in amounts sufficient to satisfy these requirements, CLIC may seek to sell its shareholdings in us or take other actions in order to satisfy these needs. The sale of these holdings or even the market perception of such a sale may materially and adversely affect the price of our shares.

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

We conduct our business under the “China Life” brand name, the “ball” logos, the “C” mark and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us and our branches a royalty-free license to use the “China Life” brand name, the “ball” logos and the “C” mark.

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

CLIC engages in insurance businesses in Hong Kong, Macau and Singapore through China Life Insurance (Overseas) Co., Limited, or China Life Overseas, its wholly owned subsidiary. CLIC also may continue to engage in insurance business in other regions outside of China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

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

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 6.9% in 2017. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 13, 2018, the Renminbi appreciated by approximately 28.9% against the U.S. dollar. In 2017, the Renminbi appreciated by 6.36% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB 520 million (US$ 80 million) in foreign exchange gains for the year ended December 31, 2017, resulting mainly from the increase of our assets held in foreign currencies and the fluctuation of the Renminbi exchange rate. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were formed as a joint stock life insurance company pursuant to the PRC company law on June 30, 2003 under the corporate name of 中国人寿保险股份有限公司in connection with the restructuring.

General Information

Our principal executive offices are located at 16 Financial Street, Xicheng District, Beijing 100033, China. Our telephone number is (86-10) 6363-3333. Our official website address is www.e-chinalife.com. The information on our website is not a part of this annual report. We have appointed CT Corporation System at 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

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

In connection with the restructuring:

•	CLIC transferred to us (1) all long-term insurance policies (policies having a term of more than one year from the date of issuance) issued on or after June 10, 1999, having policy terms approved by or filed with the CIRC on or after June 10, 1999 and either (i) recorded as a long-term insurance policy as of June 30, 2003 in an actuarial database attached to the restructuring agreement as an annex or (ii) having policy terms for group supplemental medical insurance (fund type), (2) stand-alone short-term policies (policies having a term of one year or less from the date of issuance) issued on or after June 10, 1999 and (3) all riders supplemental to the policies described in clauses (1) and (2) above, together with the applicable reinsurance contracts specified in an annex to the restructuring agreement. We refer to these policies in this annual report as the “transferred policies”. All other insurance policies were retained by CLIC. We refer to these policies as the “non-transferred policies”. We assumed all obligations and liabilities of CLIC under the transferred policies. CLIC continues to be responsible for its liabilities and obligations under the non-transferred policies following the effective date.

•	Cash, specified investment assets and various other assets were also transferred to us.

•	CLIC agreed not to, directly or indirectly through its subsidiaries and affiliates, participate, operate or engage in life, accident and health insurance businesses and any other business in China which may compete with our insurance business. CLIC also undertook (1) to refer to us any corporate business opportunity that falls within our business scope and which may directly or indirectly compete with our business and (2) to grant us a right of first refusal, on the same terms and conditions, to purchase any new business developed by CLIC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

•	Substantially all of the management personnel and employees who were employed by CLIC in connection with the transferred assets and business were transferred to us. Some management and personnel remained with CLIC.

•	CLIC retained the trademarks used in our business, including the “China Life” name in English and Chinese and the “ball” logos, and granted us and our branches a royalty-free license to use these trademarks. CLIC and its subsidiaries and affiliates will be entitled to use these trademarks, but CLIC may not license or transfer these trademarks to any other third parties. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

•	CLIC’s contracts with its agents and other intermediaries were transferred to us.

•	We entered into various agreements under which we provide policy administration services to CLIC for the non-transferred policies, manage CLIC’s investment assets and lease office space from CLIC for our branch and field offices. See “Item 7. Major Shareholders and Related Party Transactions”.

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. Under the administrative measures for the special purpose fund as amended in May 2012, the special purpose fund will be funded by renewal premiums paid on the non-transferred policies over time; tax rebates received by CLIC; proceeds from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by its subsidiaries and shareholding enterprises; proceeds from the disposition by CLIC of its shares in its subsidiaries and shareholding enterprises over time; cash income from the disposition of assets by CLIC; financial assets owned by CLIC; long-term equity investment held by CLIC; and funds injected by the MOF in the event of a deficiency in the special purpose fund. The special purpose fund is co-administered by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees, professional fees and such other purposes as the management committee of the special purpose fund may agree, as well as capital expenses as approved by the MOF. A management committee of the special purpose fund comprised of four representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred policies have been paid, or sooner if the management committee so agrees.

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

We incurred capital expenditures of RMB 17,055 million (US$ 2,621 million), RMB 5,892 million and RMB 3,615 million in 2017, 2016 and 2015, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had nearly 268 million insurance policies in force as of December 31, 2017, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2017, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.62%. For the financial year ended December 31, 2017, our lapse rate was approximately 4.13%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 90.90% for 14 months after issuance and 85.70% for 26 months after issuance.

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

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 1,578,000 exclusive agents operating in approximately 17,100 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 100,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products, totaled RMB 429,822 million (US$ 66,062 million) for the year ended December 31, 2017, RMB 361,905 million for the year ended December 31, 2016 and RMB 308,169 million for the year ended December 31, 2015, constituting 83.96%, 84.07% and 84.67% of our total gross written premiums for those periods. The figure for 2017 represented a 18.77% increase from 2016.

The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2015	2016	2017	2017	(2015-2017)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	308,169	361,905	429,822	66,062	18.10%
Liabilities of insurance contracts	1,652,469	1,762,363	1,914,597	294,268	7.64%
Liabilities of investment contracts	74,046	183,773	218,436	33,573	71.76%

Products

We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance and annuity products consist of whole life and term life insurance, endowment insurance and annuities. We also offer group annuity products and group whole life and term life insurance products to enterprises and institutions. We market these products as an important part of our group customers’ overall employee benefit plans. We believe we are the market leader in the development of group annuity products.

We offer both non-participating and participating products. There were approximately 212 million non-participating policies and 56 million participating policies as of December 31, 2017, among which approximately 107 million non-participating policies and 39 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2015	2016	2017	2017	(2015-2017)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	31,595	33,395	40,606	6,241	13.37%
Endowment	177,871	188,415	198,418	30,496	5.62%
Annuities	98,703	140,095	190,798	29,325	39.03%

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

Non-participating term life insurance products provide a guaranteed benefit upon the death of the insured within a specified time period in return for the periodic payment of fixed premiums. Specified coverage periods generally range from 5 to 30 years or expire at specified ages. Death benefits may be level over the period or increasing. Premiums are typically at a level amount for the coverage period. Term life insurance products are sometimes referred to as pure protection products, in that there are normally little or no savings or investment elements. Unlike endowment products, term life insurance policies expire without maturity benefits.

Participating whole life insurance

We also offer participating whole life insurance products, which, in addition to the benefit payment of traditional whole life insurance policies, also provide a participation feature in the form of dividends. The policyholder is entitled to share a portion of the distributable earnings from participating products, as determined by us based on formulas prescribed by the CIRC. Under guidelines issued by the CIRC, the dividends must be no less than 70% of the distributable earnings from participating products. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender. We offer participating whole life insurance products only to individual customers.

We have ceased offering participating whole life insurance since April 2017 in accordance with regulatory requirements. We continue to fulfill our obligations under the participating whole life insurance policies that are still in force.

Endowment

Non-participating endowment products

Non-participating endowment products provide to the insured various guaranteed benefits if the insured survives specified maturity dates or periods stated in the policy, and provide to a beneficiary guaranteed benefits upon the death of the insured within the coverage period, in return for the periodic payment of premiums. Specified coverage periods generally range from 5 to 30 years or end at specified ages. Premiums are typically at a level amount for the coverage period.

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

China Life Fu Lu Shuang Xi Participating Endowment and China Life Xin Fu Yi Sheng Participating Endowment generated the most income for participating endowment products in 2017. China Life Fu Lu Shuang Xi Participating Endowment had RMB 19,659 million (US$ 3,022 million) of net premiums in 2017, representing 4.58% of the net premiums of our life insurance business. China Life Xin Fu Yi Sheng Participating Endowment had RMB 18,494 million (US$ 2,842 million) of net premiums in 2017, representing 4.31% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB 14,168 million (US$ 2,178 million), or 10.69%, to RMB 118,390 million (US$ 18,196 million) in 2017 from RMB 132,558 million in 2016.

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

Participating annuity products are annuities that provide a participation feature in the form of dividends in addition to the guaranteed annuity benefits. The dividends are determined by us in the same manner as our life insurance policies. Annuitants may receive dividends in cash or apply them to increase annuity benefits or reduce the premiums or deposits required to maintain the contract in force. Like non-participating annuities, a significant portion of our participating annuity products imposes charges upon an early surrender or withdrawal of the contract.

In our non-participating group annuities, interest accrued on an annuitant’s deposits is credited to each participating employee’s personal account.

We also offer participating group annuities. In our participating group annuities, interest accrued on an annuitant’s deposits is either credited to the participating employee’s personal account or credited to the participating employee’s personal account as well as the employer’s group account. The annuitant is entitled to share a portion of our distributable earnings of our participating products, as determined by us in accordance with the requirements of the CIRC, in excess of the rate we guarantee to participating employees.

Universal Life Products

Universal life products are life insurance policies with flexible premium and sum insured as well as transparency on costs. For each universal life policy, we establish a separate account and determine the interest credit rate, mortality and expense charges specifically for such account. The benefits of universal life products are linked to the account value of each separate account.

Marketing and Distribution

Individual

We have historically sold most of our individual life insurance and annuity products to the mass market and will continue to actively serve this market. However, we believe our core individual customer base will evolve as China’s economy develops. We will seek to capitalize on the market opportunities in the growing affluent segment of China’s population by focusing our marketing efforts on large and medium-sized cities with an aim to attract more medium- and high-end customers, as we believe that the demand for life insurance and annuity products in these areas is greater. In addition, we have been implementing a customer segmentation sales approach which targets different customers with different products with these products in many cases supplemented by our individual accident and health products.

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 1,578,000 exclusive agents in approximately 17,100 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 44,000 outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, insurance agency companies and insurance brokerage companies. See “—Distribution Channels”.

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including disease-specific insurance, medical expense insurance and defined benefit insurance. Our health insurance gross written premiums totaled RMB 67,708 million (US$ 10,407 million) for the year ended December 31, 2017, RMB 54,010 million for the year ended December 31, 2016 and RMB 42,041 million for the year ended December 31, 2015, constituting 13.23%, 12.55% and 11.55% of our total gross written premiums for those periods. The figure for 2017 represented a 25.36% increase from 2016.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2015	2016	2017	2017	(2015-2017)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	42,041	54,010	67,708	10,407	26.91%
Liabilities of insurance contracts	57,024	77,837	102,190	15,706	33.87%
Liabilities of investment contracts	10,060	11,933	14,064	2,162	18.24%

Products

We offer health insurance products to both individuals and groups. We classify our health insurance products as short-term products, having policy terms of less than or up to one year, and long-term products, having policy terms longer than one year. We offer both short-term and long-term defined health benefit plans, medical expense reimbursement plans, care insurance plans and disease-specific plans to individuals and groups.

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

Since 2003, we also started providing medical agency services for the basic social insurance plans carried out by the Chinese government. The agency services include checking and reimbursement of medical expenses and medical service investigation. We do not collect premiums but only charge a specified amount of handling fees for these services. As of December 31, 2017, we have carried out more than 400 medical agency services projects in over 20 provinces, providing services to more than 90 million people.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals. The Chinese government launched pilot supplementary major medical insurance programs beginning in 2013, and as of the date of this annual report, the Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas and policyholders do not need to pay any extra premium for the supplementary major medical insurance. As of December 31, 2017, we had carried out over 260 supplementary major medical insurance projects, providing services to approximately 420 million people.

Care insurance plans

These plans provide to individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.

We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. As of December 31, 2017, we had carried out nine long-term care insurance projects, providing services to over 5 million people.

Disease-specific plans

These plans provide a payment benefit for various diseases. Premium payments for disease-specific plans are paid either in a single payment or on a periodic basis.

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

We market our health insurance products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 14,436 million (US$ 2,219 million) for the year ended December 31, 2017, RMB 14,583 million for the year ended December 31, 2016 and RMB 13,761 million for the year ended December 31, 2015, constituting 2.82%, 3.39% and 3.78% of our total gross written premiums for those periods. The figure for 2017 represented a 1.01% decrease from 2016.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2015	2016	2017	2017	(2015-2017)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	13,761	14,583	14,436	2,219	2.42%
Liabilities of insurance contracts	6,492	7,786	8,346	1,283	13.38%

Products

We offer a broad array of accident insurance products to both individuals and groups.

Individual accident insurance

Individual accident insurance products provide a benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident. Typically, a death benefit is paid if the insured dies as a result of the accident within 180 days of the accident, and a disability benefit is paid if the insured is disabled, with the benefit depending on the extent of the disability. If the insured receives medical treatment at a medical institution approved by us as a result of an accident, individual accident insurance products may also provide coverage for such medical expenses. We offer a broad array of individual accident insurance products, such as insurance for students and infants against death and disability resulting from accidental injury and comprehensive coverage against accidental injury. We also offer products to individuals requiring special protection, such as accidental death and disability insurance for commercial air travel passengers and automobile passengers and drivers.

Group accident insurance

We offer a number of group accident insurance products and services to businesses, government agencies and other organizations of various sizes. We also offer group accident products targeted at specific groups, such as small-value group accident injury insurance to low-income people in rural areas.

Marketing and Distribution

We market our individual accident insurance products through our direct sales force and our exclusive agent sales force, as well as intermediaries, such as non-dedicated agencies located at outlets of commercial banks, savings cooperatives, travel agencies, hotels and airline sales counters and insurance agency and insurance brokerage companies. We market our group accident insurance products primarily through our direct sales representatives and the same intermediaries we use to sell our individual accident products. See “—Distribution Channels”.

We market our accident insurance products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. Our direct sales representatives market our individual accident products to employees of our institutional customers.

Product Development

In 2017, in line with our general development strategy, we developed and introduced 101 new products, including 64 long-term insurance products consisting of 14 life insurance products, 26 annuity products, one accident insurance product and 23 health insurance products; and 37 short-term insurance products consisting of two life insurance products, 12 accident insurance products and 23health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•	for the individual insurance distribution channel, eight products including insurance packages of China Life Luck for Children (ultimate edition) and China Life Luck (ultimate edition); Kang Ning Regular (premium edition) illness insurance package, which optimizes and upgrades the product of Kang Ning Regular and is suitable for the general public; Sheng Shi Chuan Jia whole life insurance product, which enables us to generate more premiums and commissions and benefits the development of our protection-based products; Sheng Shi Yan Nian pension annuity insurance, which meets customer’s needs for planning for their elderly years with commercial pension products; and Ji Xiang Care insurance package, through which we provide care liability coverage;

•	for the bancassurance distribution channel, several products including China Life Xin Xi Bao annuity insurance, China Life Additional Le Jian Bao critical illness insurance, China Life Xin Fu Wen Ying annuity insurance and China Life Xin Yuan Bao universal annuity insurance (preferential edition) sold in combination with other products, and the insurance package of China Life Guang You Life, which is exclusive to China Guangfa Bank, further improving the competitiveness of our product package and effectively promoting the business development of the bancassurance distribution channel;

•	for the group distribution channel, China Life Hui Xiang Yi Sheng whole life critical illness insurance, in response to the transformation and upgrade of the channel, which taps the resources of corporate customers;

•	for the telephone distribution channel, Hong Kang Jia Bao (Type A/B) products for existing Hong Kang customers, which are designed to expand coverage of diseases at a lower premium; Xin Fu E Sheng, a popular product for the channel, which has been upgraded and modified to meet new regulatory requirements; and two annuity insurance products, the Fu Man Jin Sheng (general) and Fu Man Jin Sheng (participating); and

•	for the online distribution channel, nine products including, among others, the Ru E Bei Bei insurance package, the Kang Ai E Sheng, E Shu Tie insurance package, Ru E Kang Yue (Type A/B/C) and Ru E Bao.

With respect to short-term insurance products, we developed a series of insurance products for medical insurance accounts in some parts of the Yangtze River Delta region in order to improve the utilization efficiency of balances in personal basic medical insurance accounts and alleviate the pressure from self-paying medical expenses in some regions; developed seven products in the “Fu Pin Bao” series for registered poverty-stricken individuals based on the experiences of poverty relief work in Ningxia, which considers the needs for poverty relief and protections in various regions; developed two products including China Life Group Care Insurance to cater for care-related pilot policies introduced by the local governments; developed China Life Quan Jia Fu medical insurance to meet the medical protection needs of family customers; and updated and developed several insurance products such as the Tong Tai series to cater for the needs of different segments in the market.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 1,578,000 exclusive agents operating in approximately 17,100 field offices for our individual products and approximately 100,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 44,000 outlets of commercial banks as of the end of 2017. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately1,578,000 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2015	2016	2017
Number of exclusive agents (approximately)	979,000	1,495,000	1,578,000
Number of field offices	17,125	17,011	17,100

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 1,495,000 as of the end of 2016 to 1,578,000 as of the end of 2017. During 2017, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. At the same time, we have continued carrying out performance reviews in 2017, which have led to the departure of a number of exclusive agents with lower productivity. In addition, in August 2015, the CIRC canceled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhere to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents.” We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 2,053 full-time trainers and 169,684 part time trainers. We set product management and customer service standards, and have developed risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

We believe we have the largest exclusive agent sales force in China. We intend to improve the quality and productivity of our individual exclusive agent force and reduce the attrition rate of our agents by taking the following actions:

•	improving the overall productivity of our exclusive agents by implementing our market segmentation sales approach, managing, supporting and incentivizing the exclusive agents through different levels, and providing standardized sales services to our customers;

•	motivating our exclusive agents with an improved performance-based evaluation and compensation scheme;

•	building a more professional exclusive agent force by improving our education and training system and programs, enhancing our training efforts and increasing the number of qualified exclusive agents;

•	improving the quality of our exclusive agent force and reducing turnover by expanding our recruitment program and strengthening the cultivation, training and performance support for our new exclusive agents;

•	improving the management of our exclusive agents by developing consistent standards for managing the conduct of our exclusive agents; and

•	improving the efficiency of our exclusive agents by providing sales support, including establishing a customer service platform and improving and expanding the China Life E-Home sales support system nationwide to further enhance their marketing, time management and customer service capabilities.

Group distribution channel

Our group distribution channel is comprised of our direct sales force and intermediaries.

Direct sales force

Our direct sales force, which consists of approximately 100,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. The number of our direct sales representatives increased rapidly from 86,000 as of the end of 2016 to 104,000 as of the end of 2017. During 2017, we attracted more direct sales representatives by strengthening our recruitment program and making active efforts in recruiting and training direct sales representatives.

We believe maintaining our leading position in the group insurance market depends on a professional and qualified direct sales force. We set product management and customer service standards which we require all of our branch offices and direct sales representatives to meet.

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

We also sell short-term insurance products through other non-dedicated agencies. Currently, we have non-dedicated agencies operating at outlets of commercial banks, travel agencies, credit cooperatives, small loan companies and airline sales counters. We expect non-dedicated agencies to become an increasingly important distribution channel for individual products.

Bancassurance channel

We have bancassurance arrangements with major commercial banks in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 44,000 outlets of commercial banks. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

We also sell individual products through other newly developed distribution channels including telephone sales and internet-based sales.

The major products sold through our telephone sales channel are individual insurance and health insurance products. As a new sales channel developed in recent years, the sales generated by our telephone sales channel have been increasing and we believe that its growth will continue.

The sales volume and number of customers of our internet-based sales channel have been steadily increasing over the past several years due to the improvement of the process for internet-based sales business. We also sell products through the internet-based sales platforms of insurance brokerage companies and other qualified third-party websites.

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	225,957	282,136	353,668	54,358
First-year business of long-term insurance	47,974	74,813	90,629	13,929
Single	495	283	389	60
First-year regular	47,479	74,530	90,240	13,870
Renewal business	171,632	199,826	253,586	38,975
Short-term insurance business	6,351	7,497	9,453	1,453
Group distribution channel	20,107	24,915	26,207	4,028
First-year business of long-term insurance	3,571	5,430	4,368	671
Single	3,372	4,571	3,425	526
First-year regular	199	859	943	145
Renewal business	553	703	999	154
Short-term insurance business	15,983	18,782	20,840	3,203
Bancassurance channel	106,028	108,256	113,505	17,445
First-year business of long-term insurance	87,222	85,882	80,731	12,408
Single	73,508	68,047	59,777	9,188
First-year regular	13,714	17,835	20,954	3,221
Renewal business	18,558	21,813	31,880	4,900
Short-term insurance business	248	561	894	137
Other distribution channels	11,879	15,191	18,586	2,857
First-year business of long-term insurance	1,209	811	1,064	164
Single	701	90	80	12
First-year regular	508	721	984	151
Renewal business	864	1,160	1,641	252
Short-term insurance business	9,806	13,220	15,881	2,441

Total	363,971	430,498	511,966	78,688

Competition

Our nearest competitors are Ping An Life, China Pacific Life, New China Life and Taikang Life.

•	In the life insurance market, Ping An Life, China Pacific Life, New China Life, Taikang Life and we collectively represented approximately 46% of total life insurance premiums in 2016. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•	In the accident insurance market, Ping An Life, China Pacific Life, New China Life, Taikang Life and we collectively represented approximately 65% of total accident premiums in 2016. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•	In the health insurance market, Ping An Life, China Pacific Life, New China Life, Taikang and we collectively represented approximately 43% of total health premiums in 2016. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2016, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	20%	29%	14%	20%
Ping An Life Insurance Company of China, Ltd. (1)	11%	21%	15%	13%
China Pacific Life Insurance Co., Ltd.	6%	11%	5%	6%
New China Life Insurance Co., Ltd.	5%	3%	6%	5%
Taikang Life Insurance Co., Ltd.	4%	1%	3%	4%
Others(2)	54%	35%	57%	52%

Total	100%	100%	100%	100%

(1)	For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.
(2)	Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Life Insurance Co., Ltd., Taiping Pension Co., Ltd., Minsheng Life Insurance Co., Ltd., CPIC Allianz Health Insurance Co., Ltd., Ping An Health Insurance Company of China, Ltd., Ping An Annuity Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Pension & Insurance Co., Ltd., Huatai Life Insurance Co., Ltd., Tianan Life Insurance Company Limited of China, Funde Sino Life Insurance Co., Ltd., An Bang Life Insurance Co., Ltd., Anbang Annuity Insurance Co., Ltd, Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., June Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Bohai Life Insurance Corporation Limited, Guolian Insurance Co., Ltd, Shanghai Life Insurance Company Limited, Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Company Limited, Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., Ltd., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA – CMB Life Insurance Co., Ltd., Greatwall Changsheng Life Insurance Co., Ltd, Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Lujiazui Life Insurance Co., Ltd., BOC Samsung Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2017

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 75 licensed life insurers as of December 31, 2015, 77 as of December 31, 2016 and 85 as of December 31, 2017. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that China’s commitment to accelerate the opening of its insurance sector to foreign investors, including the relaxation on market access requirements applicable to foreign-invested insurance companies and foreign ownership limits in its insurance sector, will further increase competition in China’s life insurance market.

See “Item 3. Key Information—Risk Factors—Risks Relating to the PRC Life Insurance Industry—We expect competition in the Chinese insurance industry to increase, which may materially and adversely affect the growth of our business”.

We also face increasing competition from other financial services providers, primarily licensed mutual fund companies, commercial banks providing personal banking services and operating business of various financial products, trust companies and brokerage houses licensed to manage separate accounts. These financial services providers may be permitted to manage employer-sponsored defined contribution pension plans, which we believe will compete directly with our group annuity products. We also face competition in the sale of our traditional life insurance savings policies, individual participating policies and annuities from financial institutions which offer investment products to the public.

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

Customer service units

We provide customer support through approximately 2,600 customer service units nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, renewing policies, purchasing riders, reinstating lapsed policies, processing termination of policies, increasing insured amounts, processing policy loans, paying benefits and updating information regarding the insureds and beneficiaries of policies. We require our customer service units to provide these policy-related services in accordance with procedures and standards that we implement on a nationwide basis, helping to ensure the quality of the services we provide. We also have uniform service standards for customer service units nationwide. We also have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service units.

Contact centers

Our contact centers allow customers to make product and service inquiries, file suggestions and complaints, report claims and losses, make appointments and apply for conservations. Our contact centers also allow the customers to access self-services through a smart voice navigation system and an interactive voice response system. They also provide call-back, greeting message and reminder call services to customers. With our dedicated, nationwide inquiry line, “95519”, our customers can reach us on a “24 hours/7 days” basis.

We believe our contact centers have become popular with our customers because of the quality of services we provide. We received the awards of “China’s Best Customer Contact Center of Year 2016-2017”, “Best Customer Contact Center for Management Innovation”, “Best Customer Contact Center for Service Experience” and “China’s Best Customer Contact Center for Smart Service Application” from the Customer Relationship Management Committee of the China Federation of IT Promotion and Customer Contact Center Committee. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively, and have obtained the authentication of Chinese national contact center operating performance standards. We will continue to ensure that we have a sufficient number of lines and staff to service the increasing use of our contact centers.

We have established system-wide standards for our contact centers, which we monitor periodically through regular call quality monitoring and customer satisfaction surveys on the contact centers.

Cell phone message services

We send messages to convey such information as renewal payment reminders, premium payment notices and premium payment confirmations.

Internet-based services

Our customers can utilize our Internet-based services for inquiries, complaints and service requests through our website (www.e-chinalife.com). We also use emails to send messages to our customers all over China, conveying such information as premium payment notices and premium payment confirmations.

We have developed the “Chine Life E Bao” application, which can be used on both computers and cell phones. China Life E Bao offers 63 services, including customizing products, receiving policies, obtaining policy loans, reporting claims, consulting doctors by phone, checking on protections and checking dividends. As of December 31, 2017, the number of registered users of China Life E Bao had exceeded 37.9 million. During 2017, 57% of policy loans, 86% of the receipt of policies, and 50% of customer reviews for all new polices were handled through China Life E Bao.

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

We have further promoted the global VIP care services, and improved the services including the international travel and medical emergency services, domestic medical emergency services, 12-hour health consultation hotlines and global VIP benefits. We also provide rescue platforms for approximately 70 million long-term customers. China Life global VIP care services are widely recognized by customers and sales personnel.

We have successfully held “Hand-in-Hand” customer service activities for 11 consecutive years. In 2017, our customer service activities included nearly 20,000 online and on-site activities with the themes of health, sports, and parent-child activities. We have always been concerned with the growth and development of children and adolescents and have held national painting activities for children and adolescents for seven consecutive years. On June 16, 2017, we held the “China Life Customer Festival” in order to promote the application of intelligent services and upgrade our customer experience. These activities have helped to maintain a good interaction with customers and to satisfy the demands of customers for multi-layered and personalized services.

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

We generally evaluate the risk characteristics of each prospective insured. Requests for coverage are reviewed on their merits, and a policy is not issued unless the particular risk or risk portfolio has been examined and approved for underwriting.

We have different authorization limits and procedures depending on the amount of the claim. We also have authorization limits for personnel depending on their qualifications.

In order to maintain high standards of underwriting quality and consistency, we engage in periodic internal underwriting audits.

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of mortality table, morbidity, expenses and investment returns. Those assumptions and other assumptions for calculating expected profit margin are based on our own experience, third party consultation, the experience of reinsurance companies and published data from other institutions. For more information on regulation of insurance products, see “—Regulatory and Related Matters—Insurance Company Regulation”.

We primarily offer products denominated in Renminbi.

Claims Management

We manage the claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will verify preliminarily if all materials supporting the claim have been submitted; if so, the claim and its materials will be forwarded to the claim settlement department to confirm liability and to determine whether a claim investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the insured will be calculated, and the claim will be paid upon completion of approval procedure.

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by risk management departments at all levels of our organization; expense mechanisms linking payout ratios of short-term insurance policies and expense ratios of branches. Except for some health insurance claims below a certain amount, verification of claims by two staff members is also required. We also periodically provide training to our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.

Reinsurance

We have entered into various reinsurance agreements with China Life Reinsurance Company Ltd., or China Life Re, formerly known as China Reinsurance Company, for the reinsurance of individual risks and group risks. In general, individual and group risks are primarily reinsured either on a surplus basis, whereby we are reinsured for risks above a specified amount, or on a quota share basis. Under our reinsurance policy, the specified amount above which the risks are reinsured varies among different types of insurance products. In general, our reinsurance agreements with China Life Re do not have a definite term, but may be terminated with respect to new business thereunder by either party on a date agreed by both parties with three to six months’ notice.

We have also entered into reinsurance agreements separately with other reinsurance companies including the Beijing branch of Munich Reinsurance Company, the Beijing Branch of SCOR, the Shanghai branch of Reinsurance Group of America, the Beijing branch of Swiss Reinsurance Company Limited, the Shanghai branch of Hannover Re, the Shanghai branch of General Re Corporation and Aetna Life & Casualty (Bermuda) Ltd.

In June 2017, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to assume liabilities for the ceded business in the event the claim is paid. However, we remain liable to our policyholders if the reinsurer fails to meet the obligations assumed by it.

We also accept external auditing of the reinsurance business by our reinsurers.

Investments

As of December 31, 2017, we had RMB 2,591,652 million (US$ 398,330 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2017, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, equity interests of non-listed enterprises and related financial products.

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

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets except for investment in real properties used by us, which is separately managed by our own-use real property investment management department. Investment proposals are reviewed by the investment decision committee of our president office for final approval.

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments following the restructuring and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with IHC”. As of December 31, 2017, we had also engaged 28 domestic investment managers to manage RMB 94,685 million (US$ 14,553 million) for investment in Chinese open markets and 13 investment managers to manage US$ 1,600 million for investment in overseas open markets.

The following table summarizes information concerning our investment assets as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015		2016		2017
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	76,096	3.3%	67,046	2.7%	48,586	1.9%
Term deposits	562,622	24.6%	538,325	21.9%	449,400	17.3%
Statutory deposits—restricted	6,333	0.3%	6,333	0.3%	6,333	0.2%

Debt securities, held-to-maturity	504,075	22.0%	594,730	24.2%	717,037	27.7%
Debt securities, available-for-sale	401,899	17.6%	399,758	16.3%	455,124	17.6%
Debt securities, securities at fair value through profit or loss	94,984	4.2%	154,406	6.3%	82,891	3.2%
Debt securities	1,000,958	43.8%	1,148,894	46.8%	1,255,052	48.5%

Loans	207,267	9.0%	226,573	9.3%	383,504	14.8%

Equity securities, available for sale	368,617	16.1%	366,665	14.9%	355,610	13.7%
Equity securities, securities at fair value through profit or loss	43,006	1.9%	54,718	2.2%	53,918	2.1%
Equity securities	411,623	18.0%	421,383	17.2%	409,528	15.8%

Resale agreements	21,503	0.9%	43,538	1.8%	36,185	1.4%
Investment properties	1,237	0.1%	1,191	0.0%	3,064	0.1%

Total investment assets	2,287,639	100%	2,453,283	100.0%	2,591,652	100.0%

Average investment assets balance	2,194,255		2,370,461		2,522,468

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

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles for risk management in China’s capital markets. The CBIRC (formerly CIRC) allows insurance companies to invest in financial derivative products with the aim to hedge and reduce investment risks. We are considering these alternative ways of investing to further improve our risk management.

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

Investment results

Our investment yields for the years ended December 31, 2017, 2016 and 2015 were 5.16%, 4.61% and 6.47%, respectively. Beginning in 2017, the formula to calculate our investment yield has been revised to consider the impact of repurchase transactions on our investment yield, and therefore investment yields for the fiscal years ended December 31, 2016 and December 31, 2015 have also been revised to conform to the revised formula.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2015		2016		2017
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.7%	32,285	4.4%	27,851	4.3%	23,827
Ending assets: cash and cash equivalents		76,096		67,046		48,586
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		562,622		538,325		449,400

Ending assets		645,051		611,704		504,319
Debt securities:
Investment income		44,449		48,036		53,895
Net realized gains on financial assets		(4)		46		(123)
Net fair value gains through profit or loss		766		(918)		(1,542)

Total	4.7%	45,211	4.4%	47,164	4.3%	52,230
Ending assets		1,000,958		1,148,894		1,255,052
Loans:
Investment income	5.9%	11,115	5.5%	12,018	5.4%	16,320
Ending assets		207,267		226,573		383,504
Equity securities:
Investment income		9,276		20,271		27,939
Net realized gains on financial assets		32,301		5,992		165
Net fair value gains through profit or loss		9,324		(6,319)		8,179

Total	15.7%	50,901	4.8%	19,944	8.7%	36,283
Ending assets		411,623		421,383		409,528
Resale agreements:
Investment income	2.2%	368	3.0%	971	1.9%	746
Ending assets		21,503		43,538		36,185
Investments properties:
Investment income	5.7%	72	4.9%	60	3.2%	69
Ending assets		1,237		1,191		3,064
Securities sold under agreements to repurchase:
Interest expense	(2.0%)	(784)	(2.6%)	(1,460)	(3.7%)	(3,144)
Ending liabilities		31,354		81,088		87,309
Total investments:
Investment income		97,582		109,147		122,727
Net realized gains on financial assets		32,297		6,038		42
Net fair value gains through profit or loss		10,209		(7,094)		6,183

	As of or for the years ended December 31,
	2015		2016		2017
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
Income of Investments properties		72		60		69
Interest expense of securities sold under agreements to repurchase		(784)		(1,460)		(3,144)
Total	6.47%	139,376	4.61%	106,691	5.16%	125,877
Ending assets excluding securities sold under agreements to repurchase		2,256,285		2,372,195		2,504,343

(1)	Yields for 2017, 2016 and 2015 are calculated by dividing the total investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 17.3% of our total investment assets as of December 31, 2017, 21.9% of our total investment assets as of December 31, 2016 and 24.6% of our total investment assets as of December 31, 2015.

We generally make term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2015	2016	2017
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	181,780	185,835	97,076
Due after one year and through five years	380,842	344,790	349,524
Due after five years and through ten years	—	7,700	2,800

Total term deposits	562,622	538,325	449,400

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2015	2016	2017
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	21,341	21,210	10,819
Agriculture Bank of China	133,409	110,242	50,819
Bank of China	118,931	70,792	43,625
China Construction Bank	24,212	42,750	26,070
Bank of Communications	100,432	121,142	132,922
Other banks	164,297	172,189	185,145

Total term deposits	562,622	538,325	449,400

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•	government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by state-owned policy banks of the Chinese government, and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes); and

•	subordinated bonds and debt (including subordinated bonds issued by state-owned policy banks of the Chinese government, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies).

Debt securities represented 48.5% of our total investment assets as of December 31, 2017, 46.8% of our total investment assets as of December 31, 2016 and 43.8% of our total investment assets as of December 31, 2015.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 5.4%, 34.7%, 43.3%, 3.0% and 13.6% of our total available –for-sale debt securities as of December 31, 2017, 5.4%, 36.6%, 47.1%, 4.2% and 6.7% of our total available-for-sale debt securities as of December 31, 2016 and 6.4%, 36.2%, 51.4%, 4.8% and 1.2% of our total available-for-sale debt securities as of December 31, 2015. Except for a small number of debt securities, which collectively had a carrying value of RMB 45,352 million (US$ 6,970 million) as of December 31, 2017, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2015				2016				2017
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	23,750	2.5%	25,713	2.5%	20,173	1.8%	21,653	1.8%	24,818	2.0%	24,632	2.0%

	As of December 31,
	2015				2016				2017
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Government agency bonds	134,021	13.9%	145,399	13.9%	140,444	12.4%	146,310	12.5%	164,331	13.0%	157,765	12.8%
Corporate bonds	196,408	20.4%	206,767	19.7%	183,408	16.1%	188,337	16.1%	199,613	15.7%	197,133	16.1%
Subordinated bonds/debt	17,771	1.9%	19,298	1.8%	15,948	1.4%	16,708	1.4%	13,588	1.1%	13,495	1.1%
Others	4,723	0.5%	4,722	0.5%	26,773	2.3%	26,750	2.3%	62,651	4.9%	62,099	5.0%

Total debt securities, available-for-sale	376,673	39.2%	401,899	38.4%	386,746	34.0%	399,758	34.1%	465,001	36.7%	455,124	37.0%

Debt securities, held to maturity:
Government bonds	79,438	8.3%	87,340	8.3%	97,196	8.6%	102,595	8.7%	125,866	9.9%	123,712	10.0%
Government agency bonds	126,097	13.1%	136,927	13.1%	169,001	14.9%	173,036	14.7%	241,808	19.1%	223,313	18.2%
Corporate bonds	146,405	15.2%	159,223	15.2%	178,444	15.7%	184,461	15.7%	200,869	15.9%	196,536	16.0%

Subordinated bonds/debt	152,135	15.8%	167,354	16.0%	150,089	13.2%	159,060	13.6%	148,494	11.7%	149,423	12.1%

Total debt securities, held to maturity	504,075	52.4%	550,844	52.6%	594,730	52.4%	619,152	52.7%	717,037	56.6%	692,984	56.3%

Debt securities, securities at fair value through profit or loss
Government bonds	401	0.0%	603	0.1%	381	0.0%	380	0.0%	2,139	0.2%	2,081	0.2%
Government agency bonds	5,262	0.6%	5,689	0.5%	6,800	0.6%	6,762	0.6%	9,463	0.7%	9,084	0.7%
Corporate bonds	74,359	7.8%	88,291	8.4%	144,596	12.7%	144,131	12.3%	68,401	5.4%	66,915	5.4%
Others	394	0.0%	401	0.0%	3,133	0.3%	3,133	0.3%	4,819	0.4%	4,811	0.4%
Total debt securities, securities at fair value through profit or loss	80,416	8.4%	94,984	9.0%	154,910	13.6%	154,406	13.2%	84,822	6.7%	82,891	6.7%

Total debt securities	961,164	100.0%	1,047,727	100.0%	1,136,386	100.0%	1,173,316	100.0%	1,266,860	100.0%	1,230,999	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2015		2016		2017
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	34,378	34,628	63,665	64,119	64,919	64,884
Due after one year and through five years	216,313	226,112	213,167	218,608	268,090	265,832
Due after five years and through ten years	271,887	294,941	341,479	355,984	460,372	452,122
Due after ten years	358,170	397,062	363,165	380,199	388,657	365,270

Total debt securities, excluding those at fair value through profit or loss	880,748	952,743	981,476	1,018,910	1,182,038	1,148,108

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer. Our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2017, the total amount of our policy loans was RMB 107,957 million (US$ 16,593 million), and represented 4.17% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2015, the total amount of our investment in debt investment plans was RMB 65,118 million, and we had total investment proceeds from such plans of approximately RMB 3,572 million. As of and for the year ended December 31, 2016, the total amount of our investment in debt investment plans was RMB 63,028 million, and we had total investment proceeds from such plans of approximately RMB 3,532 million. As of and for the year ended December 31, 2017, the total amount of our investment in debt investment plans was RMB 73,668 million (US$ 11,323 million), and we had total investment proceeds from such plans of approximately RMB 3,605 million (US$ 554 million). As of and for the year ended December 31, 2015, the total amount of our investment in trust schemes was RMB 45,460 million, and we had total investment proceeds from such schemes of approximately RMB 2,692 million. As of and for the year ended December 31, 2016, the total amount of our investment in trust schemes was RMB 47,864 million, and we had total investment proceeds from such schemes of approximately RMB 3,066 million. As of and for the year ended December 31, 2017, the total amount of our investment in trust schemes was RMB 163,764 million (US$ 25,170 million), and we had total investment proceeds from such schemes of approximately RMB 6,343 million (US$ 975 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2017, our investment in securities investment funds was RMB 101,236 million (US$ 15,560 million) and represented 3.91% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

We invest in both “closed-end” securities investment funds, in which the number of shares is fixed and the share value depends on the trading prices, and “open-end” securities investment funds, in which the number of shares issued by the fund fluctuates and the share value is set by the value of the assets held by the fund. Our investments in securities investment funds are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our holdings in securities investment funds comply with those restrictions.

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2015		2016		2017
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)

Open-end	167,900	99.1%	117,027	97.5%	99,012	97.8%
Closed-end	1,585	0.9%	2,946	2.5%	2,224	2.2%

Total	169,485	100.0%	119,973	100.0%	101,236	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2017, the total amount of our investment in common stocks was RMB 173,450 million (US$ 26,659 million), and represented 6.7% of our total investment assets as of that date. As of December 31, 2016, the total amount of our investment in common stocks was RMB 140,166 million, and represented 5.7% of our total investment assets as of that date. As of December 31, 2015, the total amount of our investment in common stocks was RMB 111,516 million, and represented 4.9% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 36,185 million (US$ 5,562 million) as of December 31, 2017, RMB 43,538 million as of December 31, 2016 and RMB 21,503 million as of December 31, 2015.

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

We started to make investments in equity interests in non-listed enterprises in 2006. In November 2017, we entrusted IHC to invest in Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership, or Baidu Fund Partnership. The total capital commitment in the Baidu Fund Partnership is RMB 7.011 billion, of which RMB 5.6 billion was subscribed by us and RMB 1.4 billion was subscribed by Ningbo Meishan Bonded Port Area Baidu Zhixin Asset Management Company, each as a limited partner. The Baidu Fund Partnership will primarily make middle-late-stage investments in the private equity deals in the Internet sector, including Internet, mobile Internet, artificial intelligence, Internet finance, consumption upgrade, and Internet+. As of the end of 2017, RMB 1.68 billion of our investment commitment had been paid by us.

The following table presents the carrying values of our major investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2015	2016	2017
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	7,812	7,929	8,185
China Guangfa Bank Co., Ltd.	22,553	50,299	53,459
Sinopec Sales Co., Ltd.	10,055	10,522	10,172
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	—	20,000	21,347
Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership	—	—	1,680

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

As of and for the year ended December 31, 2017, AMC had total assets of RMB 9,237 million (US$ 1,420 million), net assets of RMB 8,339 million (US$ 1,282 million) and net profit of RMB 1,126 million (US$ 173 million).

Property and Casualty Business

In December 2006, we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2014, the registered capital of CLPCIC was increased from RMB 8 billion to RMB 15 billion, with us and CLIC contributing RMB 2.8 billion and 4.2 billion, respectively. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2017, CLPCIC had total assets of RMB 79,601 million (US$ 12,234 million), net assets of RMB 20,463 million (US$ 3,145 million) and net profit of RMB 820 million (US$ 126 million).

Pension Insurance Business

In January 2007, we, CLIC and AMC established a pension insurance company, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In January 2015, the registered capital of China Life Pension was increased from RMB 2.5 billion to RMB 3.4 billion. China Life Pension is currently held 70.74%, 4.41%, 3.53%, 1.33%, and 19.99% by us, CLIC, AMC, China Credit Trust Company Limited and AMP Life Limited, respectively.

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of and for the year ended December 31, 2017, China Life Pension had total assets of RMB 3,922 million (US$ 603 million), net assets of RMB 3,086 million (US$ 474 million) and net profit of RMB 14 million (US$ 2 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 2,000 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2017, we continued to develop a new generation comprehensive business management system and took the following steps:

•	we adopted an advanced three-tier cloud architecture, and believe we are among the first in the domestic financial industry to implement a hierarchical cloud computing practice to support the needs of business transformation and development;

•	we built a mobile-connected, secure and reliable network which provides convenient and fast services to customers, sales support personnel, employees and business partners;

•	we introduced technologies such as mobile connect, big data and artificial intelligence to make traditional businesses available online, support paperless purchase of insurances throughout the entire process and facilitate seamless integration among different sales and service channels; and

•	we built intelligent platforms such as smart voice, face recognition and deep learning, which support our intelligent services and operations and enhance customer experience.

We also continue to attach importance to financial data security and have implemented projects including separation of internal and external network, cloud desktops, providing different levels of protection fitting to the various application systems, intelligent security monitoring and supervision platforms and anti-intrusion system. We have built a security protection system to cover assessment, protection, detection, response, recovery and other aspects of data protection. We have a visualization system to provide real-time monitoring on cyber attacks. We also have internal rules on the procedures for reporting and handling material accidents, including cybersecurity incidents, occuring during business operations.

Trademarks

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos, the “C” mark and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAIC. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us a royalty-free license to use the “China Life” brand name, the “ball” logos and the “C” mark. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

Disclosure of Certain Activities Under Section 13(r) of the Securities Exchange Act of 1934

Under Section 13(r) of the Exchange Act, which was added by the Iran Threat Reduction and Syrian Human Rights Act of 2012, we are required to disclose in our annual report filed with the SEC if we or any of our affiliates knowingly engaged in certain Iran-related activities, including transactions or dealings with the Government of Iran or relating to Iran during the period covered by the annual report, no matter whether these activities are material or not. Disclosure is required even when the activities were conducted outside of the U.S. by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In June 2017, CLPCIC, a casualty and property insurance company in which we own 40% interest, provided marine hull insurance for a fleet of vessels managed by the National Iranian Tanker Company (“NITC”) as a co-insurer for the period from July 1, 2017 to June 30, 2018, and the lead insurer is Assuranceforeningen Skuld. These transactions were entered into in compliance with laws and regulations applicable to CLPCIC. We understand that NITC is affiliated with the Government of Iran and it is on the List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599. The total premiums that CLPCIC received from these transactions are approximately RMB 530,000 (US$ 81,460). We are unable to determine the net profits from these transactions prior to the expiration of the insurance coverage.

CLPCIC does not intend to continue providing insurance coverage to NITC upon the expiration of the insurance coverage.

Regulatory and Related Matters

Overview

The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated under that law. The CBIRC (formerly CIRC) is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC.

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

The CIRC was established in 1998. It has extensive supervisory authority over the PRC insurance industry, including: (1) promulgation of regulations applicable to the insurance industry; (2) approval for establishment of insurance companies and their subsidiaries; (3) review of qualifications of senior management of insurance companies; (4) supervision of insurance companies and their solvency and market activities; (5) establishment of investment regulations; (6) approving the policy terms and premium rates for certain insurance products; (7) setting standards for measuring the financial soundness of insurance companies; (8) requiring insurance companies to submit reports concerning their business operations and condition of assets; and (9) ordering the suspension of all or part of an insurance company’s business. Since its establishment, the CIRC has promulgated a series of regulations indicating a gradual shift in the regulatory approach to a more transparent regulatory process and a convergent movement toward international standards.

In March 2018, the National People’s Congress of the PRC approved the merger of China’s long-existing regulatory commissions of banking and insurance into a new administration called the China Banking and Insurance Regulatory Commission, or CBIRC. On April 8, 2018, the official sign of CBIRC was unveiled at what was previously the site of CBRC, which we understand marked the merger of CIRC and CBRC. The official website of CBIRC was formally launched on the same day. Guo Shuqing, formerly the head of CBRC, has been appointed as the chairman of CBIRC. The CIRC and the CBRC no longer exist after the completion of the merger. Some of their authorities, including drafting certain regulations to govern the insurance and banking industries, have been ceded to PBOC, China’s central bank. As of the date of this annual report, the regulations, rules and guidance previously issued by the CIRC still remain effective. This merger is intended to improve the efficiency and coordination of Chinese financial regulation.

Insurance Company Regulation

Licensing requirements

An insurance company is required to obtain a license from the CBIRC (formerly CIRC) in order to engage in an insurance business. In general, a license will be granted only if the company can meet prescribed registered capital requirements and other specified requirements, including requirements relating to its form of organization, the qualifications of its senior management and actuarial staff, the adequacy of its information systems and specifications relating to the insurance products to be offered.

The CBIRC (formerly CIRC) may grant a life insurer a license to offer all or part of the following products: accident insurance, term life insurance, whole life insurance, annuities, short-term and long-term health insurance, endowment insurance (for individuals only) and other personal insurance approved by the CBIRC (formerly CIRC), as well as reinsurance relating to any of the foregoing.

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

Restriction of ownership in joint stock insurance companies

Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CBIRC (formerly CIRC). A filing with the CBIRC (formerly CIRC) is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Equity interests held by a single shareholder, including its related parties and persons acting in concert, must not exceed one-third of the registered capital of a single insurance company. An exception to the one-third cap applies to insurance companies establishing or investing in other insurance companies for the purposes of innovation and specialization of their business, or consolidating their operations under a single group management. Equity interests held by a single domestic limited partnership must not exceed 5% of the registered capital of a single insurance company. The combined equity interests held by several domestic limited partnerships must not exceed 15% of the registered capital of a single insurance company, and the combined equity interests held by foreign investors may not exceed 50% of the total equity of a single life insurance company.

On November 10, 2017, China announced that it will substantially relax foreign ownership limits in life insurance companies. On April 11, 2018, the Governor of the PBOC further clarified that regulations would be introduced within the next several months increasing the limit on foreign ownership in Chinese life insurance companies to 51% from the current 50%, and all foreign ownership restrictions in the Chinese life insurance sector will be removed in three years. Detailed implementation rules have not yet been issued.

Fundamental changes

Prior approval must be obtained from the CBIRC (formerly CIRC) before specified fundamental changes relating to a Chinese insurance company may occur. These include: a change of company name, registered capital or address of executive offices of companies or their subsidiaries; an expansion of business scope; an amendment to articles of association; a merger or spin-off; a change in a shareholder whose capital contribution accounts for 5% or more of the total capital of the company or a change in shareholding of 5% or more of the shares of the company; and a termination of a branch office. In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CBIRC (formerly CIRC).

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed interest rates of ordinary personal insurance products, and such guaranteed interest rates can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed interest rate of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC which varies depending on product, the insurance company must file the relevant information of the product with the CBIRC (formerly CIRC). If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the approval of the CBRIC (formerly CIRC) on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CBIRC (formerly CIRC) for approval. On September 2, 2016, the CIRC further required that policy loans provided by an insurer may not exceed 80% of the cash value or account value of the policy. From October 1, 2017, the first payment of survival insurance benefits for the ordinary endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. In September 2015, the CIRC removed the original 2.50% cap on the guaranteed interest rate of participating products. From October 1, 2015, the guaranteed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. If the guaranteed interest rate of a participating product developed by an insurance company is not higher than 3.50%, the insurance company must file the specific information of such product with the CBIRC (formerly CIRC) for record. If such rate is higher than 3.50%, the insurance company is required to obtain the approval of the CBIRC (formerly CIRC) for the product. In addition, the valuation rate of unearned premium reserves of participating products equals to either the guaranteed interest rate or 3.00%, whichever is lower. Beginning from September 2, 2016, if the guaranteed interest rate of a life insurance product newly developed by an insurance company is lower than the maximum valuation rate set by the CIRC, which is 3.00% for participating products, the insurance company is only required to file specified information relating to the product with the CBIRC (formerly CIRC), and if such rates are higher than 3.00%, the insurance company is required to obtain the = approval of the CBIRC (formerly CIRC) for such products. From October 1, 2017, the first payment of survival insurance benefits for the participating endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums.

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Beginning from February 16, 2015, the CIRC removed the original 2.50% cap on the minimum guaranteed interest rate of universal products, with the guaranteed interest rate to be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.50% to a compound annual rate of 3.50%. Beginning from September 2, 2016, the CIRC changed the maximum valuation rate of a universal product from a compound annual rate of 3.50% to a compound annual rate of 3.00%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CIRC (i.e. a compound annual rate of 3.00%), the insurance company must file specified information relating to the product with the CBIRC (formerly CIRC). If such rate is higher than the maximum valuation rate set by the CIRC, the insurance company is required to obtain the approval of the CBIRC (formerly CIRC) for the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CIRC. From October 1, 2017, universal products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design the universal products in the form of riders.

Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Insurance companies must complete the establishment of investment accounts before submitting the required information regarding their investment-linked products to the CBIRC (formerly CIRC) for approval or filing. Insurance companies must report on the establishment, change, consolidation, division, close or settlement of the investment accounts to the CBIRC (formerly CIRC) within 10 business days after occurrence of these events. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to establish the investment account, are prohibited. From October 1, 2017, investment-linked products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design investment-linked products in the form of riders. Other CIRC regulations govern the sale and disclosure terms of investment-linked products.

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

Under the CIRC regulations, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed two times the amount of capital invested by or the net assets of such insurer at the end of the latest quarter, whichever is larger. Insurers are also required to immediately cease developing and selling personal insurance products with a term of less than one year. An insurer’s annual premium income from personal insurance products with a term more than one year but less than three years may not exceed 90% of the overall regulatory limitation in 2016, 70% of the overall regulatory limitation in 2017 and 50% of the overall regulatory limitation in 2018 and thereafter. Furthermore, the CIRC issued a new notice in September 2016, requiring that beginning from January 1, 2019, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed 50% of its total premiums for 2019, 40% of its total premiums for 2020 and 30% of its total premiums for 2021 and thereafter.

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

Regulation of variable annuity insurance. Variable annuity insurance is a type of insurance where the policy benefits are associated with the price of the investment unit in the linked investment account, and a minimum amount of policy benefits is guaranteed as stipulated in the insurance agreement. Under variable annuity insurance, the insurance company is obliged to pay an annuity or offer an option for the conversion of the insurance proceeds to be annuitized upon maturity. Variable annuity products may not be sold or amended without the prior approval of the CBIRC (formerly CIRC). Variable annuity products must be sold and disclosed in accordance with the requirements of the CIRC.

Regulation of pension insurance. A life insurance company or a pension insurance company, as approved by the CIRC, may engage in individual and group pension insurance business. The pension insurance terms and premium rates determined by an insurance company must be filed with or approved by the CBIRC (formerly CIRC) in accordance with its regulatory provisions. Other CIRC regulations govern the sale and disclosure terms of pension insurance, as well as the investments by pension insurance funds.

Regulation of enterprise annuity funds. Subject to the approval of the PRC Ministry of Human Resources and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity fund.

Regulation of health insurance. Subject to approval by the CBIRC (formerly CIRC), life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CBIRC (formerly CIRC), engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CBIRC (formerly CIRC) before March 15 of each year regarding the short-term health insurance products. Beginning on January 1, 2016, insurance companies may sell health insurance products eligible for preferential individual income tax policies in accordance with the CIRC’s relevant requirements in 31 pilot cities, including Beijing, Shanghai, Tianjin and Chongqing. The health insurance products may be offered to taxpayers who have reached the age of 16 but have not reached the statutory retirement age. The expenses incurred by individuals in the pilot cities for purchasing such health insurance products will be deductible from their individual income tax up to RMB 2,400 per year. From October 1, 2017, the survival benefits paid before the expiry of the policy term of a care insurance product may only be paid under the condition that the care required by the insured is caused by disability in activities of daily living as agreed in the insurance contract. Survival benefits paid before the expiry of the policy term of a disability income insurance product may only be paid under the condition that the loss of working ability of the insured is caused by a disease or an accidental injury as agreed in the insurance contract. All of the medical insurance premiums collected by insurance companies from their group medical insurance products must be used for the payment of insurance benefits under the medical insurance coverage, and the interest rates of products used for pricing must satisfy relevant regulatory requirements.

Regulation of short-term accidental injury insurance. Short-term accidental injury insurance is a type of insurance that uses death or disability caused by accidents or physical injuries stipulated in the insurance agreement as a condition for paying insurance proceeds. Short-term accidental injury insurance products must be developed and managed by the headquarters of the insurance company and filed with the CBIRC (formerly CIRC). Insurance companies must also submit a pricing review report to the CBIRC (formerly CIRC) before March 15 of each year regarding the short-term accident insurance products they offer.

Regulation of foreign exchange denominated insurance. Insurance companies may seek approval from the CBIRC (formerly CIRC) and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses, allowing them to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Regulation of supplementary major medical insurance. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their medical expenses which are in excess of the maximum amounts covered by the basic social medical insurance as long as such medical expenses are caused by the diseases covered by the basic social medical insurance. The Chinese government has launched pilot supplementary major medical insurance programs in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Insurance companies are required to apply to the CBIRC (formerly CIRC) for the qualification to engage in such business. Supplementary major medical insurance products must be filed with the CBIRC (formerly CIRC).

Regulation of investments

Permitted investments. As a Chinese life insurance company, we are subject to restrictions under the PRC Insurance Law, the Measures for the Administration of the Utilization of Insurance Funds and other related rules and regulations on the asset categories and percentages in which we are permitted to invest. On January 23, 2014, the CIRC issued a notice classifying the assets that insurance companies may invest in five broad categories: current assets, fixed-income assets, equity assets, property assets and other financial assets. The notice further specifies the amounts in percentages that may be invested in each asset category, the percentages that correspond to concentration risks for investing in a single item and counter-party, and risk monitoring requirements and early warning mechanisms with respect to liquidity, financing scale and asset classes.

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

Domestic items of listed equity assets mainly include shares(6), equity funds, hybrid funds and equity insurance asset management products. Overseas items of listed equity assets mainly include ordinary shares, preferred shares, global depositary receipts, American depositary receipts and equity securities investment funds, as well as other tools or products recognized by the CIRC in this category.

Domestic and overseas items of unlisted equity assets mainly include equities of unlisted companies, equity investment funds (including venture capital funds), asset backed securities, insurance private equity funds and other related financial products, as well as other tools or products recognized by the CIRC in this category.

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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets and 20 emerging markets in accordance with the relevant requirements of the CIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

(1)	When calculating the regulatory percentages for each asset category, an insurance company is required to combine its domestic and overseas investments in assets of the category on a consolidated basis.
(2)	A single legal person refers to a single fund-raising party with legal person status that establishes a direct creditor-debtor or shareholder relationship with an insurance company due to the latter’s investment therein.
(3)	Total assets exclude the balance of the funds raised from bond repurchases and the amount of assets under independent accounts (including investment-linked life insurance products, variable annuity products, health care entrusted management products, pension insurance entrusted management products and investment-oriented non-life insurance products without pre-agreed returns).
(4)	Single asset investments refer to the investments in a single specific item under any category of investment assets. Where an investment product is issued in several phases, the book balance of the investment in a single asset is the sum of the investments in each phase.
(5)	An insurance institution that has already taken advantage of relevant policies to increase its holdings of blue-chip stocks must adjust the percentage of investments within two years from January 24, 2017 or within the time limit otherwise provided by relevant regulatory authorities until the percentage requirements under applicable regulatory requirements are met, i.e. the total book balance of investments by an insurance company in equity assets must not exceed 30% of the total assets of the insurance company as at the end of the last quarter, and the book balance of investments by an insurance company in a single equity asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter.

(6)	The CIRC classifies investments in stocks into three categories: (i) ordinary stock investment, which refers to investment in less than 20% of the total share capital of a listed company without control over the company, (ii) material stock investment, which refers to investment in 20% or more of the total share capital of a listed company without control over the company, and (iii) acquisition of a listed company, which refers to becoming the controlling shareholder or actual controller of a listed company or otherwise having control over a listed company. There is no regulatory restriction for ordinary stock investment that does not involve an acquisition in the secondary market of more than 5% of the share capital of a listed company. For ordinary stock investment that involves an acquisition in the secondary market of more than 5% of the share capital of a listed company, information disclosure and reporting after the investment are required. For a material stock investment, filing with the regulatory authorities after the investment is required. For acquisition of a listed company, prior regulatory approval is required.

Investment risk monitoring percentages. To alleviate the risks associated with liquidity and high volatility of assets, an insurance company that experiences any of the following circumstances is required to report to the CBIRC (formerly CIRC) in a timely manner, and the CBIRC (formerly CIRC) will closely monitor the operation of the insurance company and disclose the related information to the public when necessary:

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

Risk Classification of Insurance Assets. An insurance company must evaluate, at least once every half year, the quality of its insurance assets falling within the categories of fixed-income assets, equity assets and property assets, and divide such assets into five categories based on risk, namely “pass”, “special mention”, “substandard”, “doubtful” and “loss”, with the last three categories collectively referred to as “non-performing assets”. Insurance assets that require risk classification include assets invested by the insurance company other than those subject to fair value measurement and changes to these assets are counted as gains or losses for the period in question or owners’ equity. An insurance company must establish and improve risk classification systems and working processes for its assets and file reports on such systems and processes with the CBIRC (formerly CIRC). In addition, an insurance company is required to semiannually report to the CBIRC (formerly CIRC) the relevant information on the classification of its assets. An insurance company must also establish feasible plans for annual asset loss provisions and write-offs, as well as plans for the disposal of non-performing assets based on its actual operations and the quality of its assets. These plans must be approved by its board of directors and be filed with the CBIRC (formerly CIRC).

Insurance private equity funds. Insurance companies are allowed to establish private equity funds that comply with the requirements of the CIRC, including growth funds, buyout funds, funds for strategic emerging industries, mezzanine funds, real estate funds, venture capital funds, and funds of funds (FoF) primarily investing in the aforementioned funds. Insurance companies must register the establishment of private equity funds with the CBIRC (formerly CIRC), and periodically submit quarterly reports, annual reports and other related information to the CBIRC (formerly CIRC) during the term of private equity funds.

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

An insurance company with a solvency ratio below 100% could be subject to a range of regulatory actions by the CBIRC (formerly CIRC). The CBIRC (formerly CIRC) may in such situations require the insurance company to, among other things, raise additional share capital, limit paying dividends on its shares, limit the remuneration and expense accounts of its directors and senior management, restrict its advertising activities, restrict the establishment of branch offices and business operations, cease any new business development, transfer its insurance business to others or seek reinsurance of its insurance obligations, sell its assets or restrict the acquisition of fixed assets, limit the channels for using its capital, change its management team or put the insurer into receivership.

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

The minimum capital requirement for quantifiable risks is determined using a value at risk approach. The minimum capital requirement for control risk is determined based on solvency aligned risk management requirements and assessment, or SARMRA.

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

Category B insurer may be subject to a range of regulatory actions by the CBIRC (formerly CIRC), including, among others, risk alert, supervisory conversation, rectification of identified problems within a specified deadline, on-site inspection or request to submit and implement plans to prevent insolvency or improve risk management.

If a Category C insurer does not meet the solvency adequacy ratio required by the CBIRC (formerly CIRC), the CBIRC (formerly CIRC) may in such situations require the insurer to, in addition to the regulatory actions for category B, adjust its business structure, restrict business expansion and increase in assets, restrict the establishment of branch offices, restrict its commercial advertising activities, limit its business scope, transfer its insurance business to others or seek reinsurance of its insurance obligations, adjust investment portfolios or counterparties, limit its channels or percentages of investment, raise additional share capital, limit paying dividends on its shares, limit the remuneration of its directors and senior management or change its management team. If an insurer of category C meets the solvency adequacy ratio as required by the CBIRC (formerly CIRC) but its risk level is high for one or more of the four unquantifiable risks, the CBIRC (formerly CIRC) may take specific regulatory actions that target on the respective issues of each insurer.

For a Category D insurer the CBIRC (formerly CIRC) may, in addition to the regulatory actions for category C, require such insurer to rectify or cease part or all new business, put the insurer into receivership or take other regulatory actions as determined by the CBIRC (formerly CIRC).

Prior to the filing of this annual report, we became aware that, based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2017, we had been classified as a Category B insurer. Previously we were classified as a Category A insurer. It remains unclear whether the CBIRC will take any regulatory action with respect to our company or how these regulatory actions (if any) will affect our business or financial condition.

Our core solvency adequacy ratio as of December 31, 2017 was 277.61%, and our comprehensive solvency adequacy ratio as of December 31, 2017 was 277.65%.

Statutory deposits

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with at least two qualified commercial banks, each of which must, among other things, have net assets of no less than RMB 20 billion as of the end of the previous year and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. Insurance companies must choose more than two qualified commercial banks as statutory deposit banks and the statutory deposit period must be for a minimum of one year. In addition, when an insurance company deposits the statutory funds for a business opening or capital increase, renews the deposit upon maturity or transfers the deposit to another bank, changes the nature of the deposit upon maturity or withdraws the deposit before maturity, the insurance company must file with the CBIRC (formerly CIRC) within 10 business days after these funds are duly deposited.

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

Regulation of corporate governance

Directors and senior management qualification and remuneration management requirements. Directors, supervisors and senior management of an insurance company are subject to qualification requirements implemented by the CBIRC (formerly CIRC). In addition, the cash benefits, subsidies and allowances that an insurance company pays to its directors, supervisors and senior management annually must not exceed 10% of their respective base remuneration. Where an insurance company has inadequate solvency, the CBIRC (formerly CIRC) will place restrictions on the remuneration of its directors, supervisors and senior management in accordance with relevant regulatory rules on solvency. The senior management of an insurance company receive in-office audits once every three years. If any member of the senior management leaves due to a job change, promotion or any other reasons, a departure audit must be conducted.

Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the regulatory authorities in a timely manner any major risks, and submit an annual risk management report reviewed by the board of directors. In addition, as required by the CBIRC (formerly CIRC), an insurance company that conducts certain activities, such as direct share investments, equity investments, real estate investments, investments in unsecured bonds, development of infrastructure investment schemes and real estate investment schemes and use of derivatives, must have at least two qualified risk officers. Where an insurance company decides to change a risk officer, impose disciplinary sanctions on a risk officer, dismiss a risk officer or terminate the employment of a risk officer, the insurance company must replace such risk officer within 10 business days from the date of the decision, and report to the CBIRC (formerly CIRC) the reasons for such replacement.

Asset-liability management. On March 1, 2018, the CIRC issued a set of specific technical criteria and rules on the quantitative and competency assessments on insurers’ asset-liability management, as well as requirements on preparing and submitting asset-liability management reports. The new rules have been implemented on a pilot basis since their date of issue. Under the new rules, insurance companies must file quarterly reports on asset-liability management with the CBIRC (formerly CIRC) within 30 days after the end of each quarter, and file annual reports on asset-liability management with the CBIRC (formerly CIRC) no later than May 31 of each year. Both the quarterly reports and the annual reports must be prepared in accordance with specified guidelines. In addition, insurance companies must complete asset-liability management competency assessments and file such assessments with the CBIRC (formerly CIRC) by August 31, 2018. During the pilot period, the CBIRC (formerly CIRC) will review the reports and assessment results submitted by the insurers but it will not take regulatory action.

Compliance management. Insurance companies must prevent, identify, evaluate, report and manage compliance risks by taking measures such as setting up a compliance department, formulating and implementing compliance policies (which are required to be filed with the CBIRC (formerly CIRC)), exercising compliance monitoring and providing compliance trainings, so as to ensure compliance by the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-regulatory rules, internal management systems and codes of ethics. An annual compliance report must be submitted to the CBIRC (formerly CIRC) by April 30 each year. Each insurance company is required by the CBIRC (formerly CIRC) to appoint a compliance officer and establish a compliance management department in its head office. Starting from June 1, 2016, where the proposed compliance head of an insurance company for whom the insurance company has applied for approval of post-holding qualifications also serves in other senior management positions, the insurance company must submit a statement that the proposed compliance head will not also manage a business or financial department during his or her term of office. Beginning from July 1, 2017, the headquarter and provincial branches of an insurance company must each set up a compliance management department. Where the proposed compliance head of an insurance company for whom the insurance company has applied for approval of post-holding qualifications is to be served by a senior management person other than the general manager, the insurance company must submit a statement that the proposed compliance head will not also manage departments that may be in conflict with his or her responsibilities for compliance management, such as those for business, finance, fund use and internal audit during his or her term of office. As of the date of this annual report, we have set up a compliance management department, established compliance standards and appointed a compliance officer whose qualification has been approved by the CIRC.

Related party transactions. Insurance companies are required to establish a related party transaction control committee or designate their audit committee to be responsible for identifying related parties, managing, reviewing and approving related party transactions and controlling risks, and must update the records of related parties at least once every six months. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year or has a value of more than RMB 30 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 5% or more of the insurance company’s net assets as of the end of the previous year. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors (the related board resolutions must be adopted by at least two-thirds of all non-affiliated directors, except for any related party transactions between an insurance group (holding) company and its insurance subsidiaries, as well as between and among its insurance subsidiaries themselves) or shareholders, while an ordinary related party transaction is subject to review in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CBIRC (formerly CIRC). Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company is required, within 10 business days after the conclusion of the transaction agreements (or within 10 business days from the occurrence of the relevant event if no transaction agreement is concluded), to report to the CBIRC (formerly CIRC) and make an announcement on its website and the website of the Insurance Association of China if it conducts certain related party transactions, including, among others, transactions relating to investments of insurance funds and related party transactions that involve transfers of assets or interests above a specified amount. In respect of any information that could not be publicly disclosed as it involves state secrets or due to other reasons, the insurance company must, at least five business days prior to the prescribed date of information disclosure, report this fact to the CBIRC (formerly CIRC) and refrain from disclosing such information as required by law.

Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel (the number of full-time internal audit personnel generally must not be less than 5‰ of the total number of the company’s employees), establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CBIRC (formerly CIRC). An internal audit report must be submitted to the CBIRC (formerly CIRC) by April 30 of each year and any major risk identified during the internal audit process must be reported to the CBIRC (formerly CIRC) in a timely manner.

Reporting and disclosure requirements. An insurance company must submit to the CBIRC (formerly CIRC) an operating report, an actuarial report, its financial statements, a solvency report and a compliance report, each prepared in accordance with applicable rules. By April 30 of each year, an insurance company must disclose on its website and a newspaper designated by the CBIRC (formerly CIRC) an annual report including, among other things, financial statements and solvency data for the previous year. In addition, within 10 business days after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website.

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required to submit to the CBIRC (formerly CIRC) an internal control assessment form and an annual internal control assessment report each year. The CBIRC (formerly CIRC) assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. Under the Basic Guidelines for Internal Controls in Insurance Companies issued by the CIRC in August 2010 and the Measures for Compliance Management of Insurance Companies issued by the CIRC in December 2016, which are effective from July 1, 2017, an insurance company must establish an internal control evaluation system in various operations including sales, operation, basic management and fund use, and by April 30 of each year, submit to the CBIRC (formerly CIRC) an evaluation report on its internal control. In addition, where the CBIRC (formerly CIRC) deems necessary, the CBIRC (formerly CIRC) may collect information reflecting the corporate governance of insurance companies, establish an information database of insurance companies’ governance, and conduct governance ratings for insurance companies through on-site or off-site investigations, media reports, assessments of independent rating agencies and public disclosure by insurance companies. The CBIRC (formerly CIRC) may take regulatory measures against insurance companies based on the rating results, including interviews, a risk warning in writing and rectifications within a specified period.

Custody of insurance assets. In October 2014, the CIRC and CBRC jointly issued a notice on regulating the insurance assets custody business. Under this notice, insurance companies are required to establish and improve mechanisms for the custody of insurance assets, select qualified commercial banks and other professional institutions, place various assets generated by the investment of insurance funds under third-party custody and oversight, and ensure that the revenue and expenditure concerning the use of insurance funds (except for expenditure of daily expenses) are primarily processed through the custody fund accounts. Insurance companies are required to submit implementing plans relating to the custody of their insurance assets to the CBIRC (formerly CIRC).

Market conduct

Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums. If any insurance policy or consulting service is provided through telephone sales, requisite office space, staff, facilities and adequate supervising must be furnished. In addition, the telephone sale must be conducted directly by the insurance company, and the terms and rates of the premiums of the insurance policy and geographic business area must be submitted to the CBIRC (formerly CIRC) for approval.

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

Regulation of issuance of subordinated debt

Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CBIRC (formerly CIRC) may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debt. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest. Since March 15, 2013, a qualified insurance group (or holding) company is also allowed to issue subordinated debt in accordance with the relevant requirements of the CIRC.

Beginning in May 2012, publicly listed insurance companies that meet a series of qualification tests and are approved by the CBIRC (formerly CIRC) may issue subordinated convertible bonds. Subordinated convertible bonds refer to bonds issued by an insurance company in accordance with statutory procedures that satisfy the following conditions: the bonds have a maturity of five years or longer; the principal and interest of the bonds shall be repaid and paid after insurance policy liabilities and other general liabilities in the event of bankruptcy liquidation; and the bonds can be converted into shares of the insurance company in accordance with the agreed conditions within a certain period of time. An insurance company must submit an issuance application to the relevant securities regulatory authority within six months after the CBIRC (formerly CIRC) has approved the issuance of subordinated convertible bonds. An issuer must report the issuance information to the CBIRC (formerly CIRC) within ten working days after completion of the issuance of subordinated convertible bonds.

Regulation of merger and acquisition of insurance companies

An insurance company may apply to the CBIRC (formerly CIRC) for approval of the acquisition of control of another insurance company through the acquisition of equity or shares of the other insurance company. Except under special circumstances, such as a transfer between affiliated parties under common control or risk disposition, the acquiring party is not allowed to transfer the acquired equity or shares in the target insurance company within three years from the completion of the acquisition. Upon approval by the CBIRC (formerly CIRC), the acquiring party may control two insurance companies engaging in the same type of business after the completion of acquisition. In addition, an insurance company may apply to the CBIRC (formerly CIRC) for approval for the merger with other insurance companies by absorption or establishing a new insurance company. The business scope of the insurance company subsequent to the merger is subject to the re-approval by the CBIRC (formerly CIRC). An insurance company must, during the twelve-month period after the completion of merger or acquisition, report the following information in writing to the CBIRC (formerly CIRC) within the first 30 days of each quarter: making investments in and purchases or sales of material assets, related party transactions, business transfers, notifications to insurance consumers, public announcements, changes of senior management personnel and employee placements.

Regulation of establishment and management of non-insurance subsidiaries

An insurance company may apply to the CBIRC (formerly CIRC) for approval for the direct or indirect establishment of domestic or overseas non-insurance subsidiaries (excluding insurance companies, insurance asset management institutions, dedicated insurance agencies, insurance brokerage institutions and insurance assessment institutions), primarily including: (1) financial institutions that engage in non-insurance financial services; (2) service firms that provide various supporting services to insurance companies; (3) investment platform companies with a strong connection with an insurance business, project companies established for managing the investment of insurance funds in real properties, and companies formed as a result of the investment of insurance funds in the upstream and downstream industry chain of an insurance business; and (4) other types of companies. Unless otherwise prescribed by laws, administrative regulations and the CBIRC (formerly CIRC), an insurance company is not allowed to guarantee the debts of its non-insurance subsidiaries, or lend funds to its non-insurance subsidiaries. An insurance company must build firewalls between its non-insurance subsidiaries in terms of personnel, capital, business and information to prevent risks spreading from its non-insurance subsidiaries. An insurance company must also cause its non-insurance subsidiaries to establish and improve their respective information disclosure systems, and submit to the CBIRC (formerly CIRC) an annual report on its non-insurance subsidiaries by April 30 of each year.

Regulation of establishment of overseas insurance institutions

An insurance company may apply to the CBIRC (formerly CIRC) for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion as at the end of the prior year and foreign exchange funds of no less than US$ 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CBIRC (formerly CIRC).

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

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, wholly foreign-owned insurance companies and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Without the approval of the CBIRC (formerly CIRC), foreign-invested insurance companies may not engage in asset purchases and sales or other transactions with their affiliates, but may engage in outward and inward reinsurance with their affiliates. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CBIRC (formerly CIRC) of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CBIRC (formerly CIRC). If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

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

Regulation of Insurance Asset Management Companies

An insurance asset management company is a limited liability company or joint stock company that manages insurance funds on behalf of others. Insurance asset management companies are regulated by the CBIRC (formerly CIRC).

Minimum capital requirements

The registered capital of an insurance asset management company may not be lower than RMB 100 million or the equivalent amount of other freely convertible currencies.

Business operations

An insurance asset management company may conduct the following businesses: (1) managing funds in Renminbi or other foreign currencies entrusted to it, including insurance funds, funds of pension, annuity and housing provident institutions, as well as funds of other qualified investors that are capable of identifying and undertaking corresponding risks; (2) managing and operating its own insurance funds in Renminbi or foreign currencies; (3) as trustee, carrying out asset management business appointed by and on behalf of the trustor, or developing asset management products for the interest of the beneficiary or for specific purposes and carrying out asset management business; (4) applying to relevant financial regulatory authorities to carry out publicly-raised asset management business in accordance with the law, provided that relevant conditions are met; (5) as approved by the CBIRC (formerly CIRC), issuing relevant asset management products to domestic insurance groups or holding companies, insurance companies, insurance asset management companies and other qualified investors capable of identifying and bearing the applicable risk; and (6) other businesses approved by the CBIRC (formerly CIRC) or other departments of the State Council.

The investments of the insurance funds by insurance asset management companies are subject to the same requirements and limitations applicable to the investments by the insurance companies themselves. With the regulatory expansion of insurance company investment channels, the investment channels of insurance asset management companies over their own funds have been expanded as well to cover subordinated bonds issued by banks and insurance companies, bank subordinated bonds and stock investments.

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

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CIRC has interpreted as permitting commercial banks to act as non-dedicated insurance agencies. Sales representatives of insurance companies are prohibited from selling insurance products at commercial bank outlets. The bancassurance management personnel of insurance companies are responsible for providing services (including training and the exchange of documents) to commercial banks and assisting commercial banks to provide related customer services, such as the payment of maturity benefits and handling of renewal fee after selling insurance products.

Prior to August 3, 2015, individual insurance agents, representatives of insurance agencies and insurance brokers were required to obtain qualification certificates issued by the CIRC. Under such CIRC regulations, we were subject to sanctions if we retained exclusive agents without CIRC qualification certificates, and policyholders who bought insurance policies through our unqualified agents were allowed to cancel the policies under some circumstances. On August 3, 2015, the CIRC issued a Notice on the Administration of Insurance Intermediary Personnel, effective on the same day. Under the new regulations, the CIRC canceled the requirements on qualification certificates or practice certificates for individual insurance agents, representatives of insurance agencies and insurance brokers, with the effect that insurance companies are now only required to complete registration for their individual insurance agents in the insurance intermediary regulatory information system maintained by the CIRC. In addition, insurance companies are required to take adequate measures to ensure the good conduct and professional competence of their individual insurance agents, representatives of insurance agencies and insurance brokers.

All insurance agencies and agents are required to enter into agency agreements that specify the duration of the agency; the amount of the agency fee and the method of payment; the scope of the agency, including the insurance products to be marketed; and other relevant matters. Absent specific CBIRC (formerly CIRC) approval, insurance agents are prohibited from signing insurance and annuity products on behalf of the insurance companies they represent. None of our agents is authorized to sign insurance policies or annuity contracts for us.

Insurance agencies are required to open special accounts for the handling of funds that they hold or collect for the insurance companies they represent. They may not engage in the following activities: dealing with unauthorized insurers or insurance intermediaries, engaging in activities beyond their authorized business scope or geographical area, causing injury to the rights of the insurance companies they represent, spreading rumors or otherwise injuring the reputation of others in the insurance industry, misappropriating the funds of the insurance companies they represent, defrauding insurance customers through false or misleading representations or material omissions, using undue influence to induce insurance customers to purchase insurance, or defrauding the insurance companies they represent through collusion with the insured or the insurance beneficiary. In addition, dedicated insurance agencies are subject to various reporting requirements, including submission of annual financial reports, and are subject to supervision and examination by the CBIRC (formerly CIRC).

Insurance brokers who represent individuals and companies purchasing insurance and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CBIRC (formerly CIRC), and fundamental corporate changes must be approved by the CBIRC (formerly CIRC). Only companies organized under the PRC company law and meeting requirements set by the CBIRC (formerly CIRC) are authorized to act as insurance brokers. Insurance brokers are required to comply with standards prescribed by the CBIRC (formerly CIRC). Insurance brokerage agencies must provide training to their brokerage personnel regarding insurance laws and provide education on ethics and other matters.

Regulation of Internet Insurance Businesses

Insurance companies and intermediaries are allowed to carry out an Internet-based insurance business, including sales, underwriting, claims settlement, policy surrender, complaint handling, customer services and other insurance business activities, through proprietary network platforms or third-party network platforms that meet the relevant requirements prescribed by the CBIRC (formerly CIRC). Insurance companies and intermediaries that carry out an internet-based insurance business must set up an information disclosure column on their official websites, disclosing the related website names and addresses, internet insurance products, existing branches, customer services and ways for consumers to make complaints. The CBIRC (formerly CIRC) is required to carry out regulation and on-site inspection of an internet insurance business, and may take rectification measures against insurance companies and intermediaries that conduct operations in violation of the regulations. Insurance companies engaging in internet-based guaranteed insurance businesses, which use internet credit lending platforms as intermediaries to provide both the borrowers (i.e. insurance applicants) and the lenders (i.e. the insured) on such platforms with guaranteed insurance services, must comply with regulatory requirements on solvency, verify the qualifications of insurance applicants in a prudent manner, clarify the information disclosure obligations of the internet platforms, enhance product management and adhere to other compliance requirements stipulated by the CBIRC (formerly CIRC).

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

Implementation of VAT

Following the decision of the PRC State Council, the Value Added Tax, or VAT, has applied to the financial and insurance sector since May 1, 2016. Therefore, our primary business has been subject to 6% VAT from May 1, 2016 instead of the 5% business tax, or BT, which previously had applied to our business. The implementation of VAT has had an effect on our business and operations, including, among other things, our product development and pricing, finance management, management of receipts and IT systems. However, our management believes that the implementation of VAT has not had any known material impact on our overall operating results and financial conditions.

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

C. ORGANIZATIONAL STRUCTURE

The following is our simplified corporate structure as of the date of this annual report:

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
中国人寿资产管理有限公司 China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

中国人寿富兰克林资产管理有限公 司 China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

中国人寿养老保险股份有限公司 China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

国寿安保基金管理有限公司 China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

国寿财富管理有限公司 China Life Wealth Management Company Limited	The People’s Republic of China	100%(5) (indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited
(2)	AMC, which is 60% owned by us, owns 50%
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%
(4)	AMC, which is 60% owned by us, owns 85.03%
(5)	AMC, which is 60% owned by us, owns 48%, and China Life AMP, which is 85.03% owned by AMC, owns 52%.

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2017, we owned and leased 4,096 and 13,194 properties, respectively, and had 305 properties under construction. Among the 4,096 properties owned by us, 2,390 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. Nine properties are recognized as investment properties.

On December 29, 2017, we entered into a new property leasing agreement with China Life Investment Holding Company Limited, or IHC. Under this property leasing agreement, which will expire on December 31, 2020, IHC agreed to lease to us 1,893 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had nearly 268 million insurance policies in force as of December 31, 2017, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.

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

In addition, we have an “other” reporting segment, in which we primarily report the income and cost of the agency business in respect of transactions with CLIC and other companies, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of our company. See Note 5 to our consolidated financial statements included elsewhere in this annual report.

Financial Overview of Our Business

We had total gross written premiums of RMB 511,966 million (US$ 78,688 million) and net profit of RMB 32,752 million (US$ 5,034 million) for the year ended December 31, 2017. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 429,822 million (US$ 66,062 million) in 2017.

•	Health insurance had total gross written premiums of RMB 67,708 million (US$ 10,407 million) in 2017.

•	Accident insurance had total gross written premiums of RMB 14,436 million (US$ 2,219 million) in 2017.

Our business has been characterized by growth of premium income over the past several years, together with a move towards an improved business structure which has been evidenced by a rapid increase in first-year regular premiums, with the percentage of first-year regular premiums for products with regular premiums of ten years or more in first-year regular premiums being above 50% since 2013. At the same time, our business has also been affected by certain unfavorable factors, including the increasing cross-industry competition from companies in other financial industries, and the rapid development of the insurance companies owned or controlled by commercial banks and some other small and medium-sized insurance companies, which have secured an increasing market share, as well as the changing economic and investment environment within China, including slowing economic growth and fluctuations in interest rates.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•	insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 78.79% of total revenues in 2017.

•	investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 20.04% of total revenues in 2017.

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

We also pay rent to IHC on the properties we lease from it.

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

Interest Rates

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC (formerly CIRC) approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2017, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.62%, while our investment yields for the years ended December 31, 2017, 2016 and 2015 were 5.16%, 4.61% and 6.47%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.

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

Investments

As an insurance company, we have been permitted to invest in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets. However, we are limited by Chinese laws and regulations in the maximum amount that we may invest in each type of assets. See “Item 4. Information on the Company—Business Overview—Investments” and “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our material concentration risks relate to our investments in bank deposits and Chinese government securities.

Our investments are subject to risks. Volatility or declines in Chinese and international financial markets may expose us to higher market and credit risks, such as when domestic and international economic conditions differ from market expectations. We may also invest in new investment channels, use new investment tools or engage new investment managers, which may expose us to new risks. These factors could affect our investment income and the book value of our investment assets. In addition, as a portion of our investment assets are held in foreign currencies, our investment results may also be subject to foreign exchange gains and losses due to changes in exchange rates. Furthermore, our investments in associates are also affected by the operational conditions, financial risks and volatility in profits of these associates, which, in turn, will affect our profitability. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our investments are subject to risks”.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets, for the years ended December 31, 2015, 2016 and 2017.

Impairment	For the year ended December 31,
	2015	2016	2017	2017
	(RMB in millions)			US$
Debt securities	—	(143)	(114)	(17.52)
Equity securities	(321)	(2,513)	(2,643)	(406.22)

Total	(321)	(2,656)	(2,757)	(423.74)

During the year ended December 31, 2017, we recognized an impairment expense of RMB 2,643 million (US$ 406 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2016, we recognized an impairment expense of RMB 2,513 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2015, we recognized an impairment expense of RMB 321 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2017, we recognized an impairment expense of RMB 114 million (US$ 18 million) in debt securities. During the year ended December 31, 2016, we recognized an impairment expense of RMB 143 million in debt securities. During the year ended December 31, 2015, we did not recognize any impairment expense in debt securities, and no previously recognized impairment losses in debt securities were reversed.

Available-for-sale securities comprised of the following asset classes as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015		2016		2017
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	23,750	25,713	20,173	21,653	24,818	24,632
Government agency bonds	134,021	145,399	140,444	146,310	164,331	157,765
Corporate bonds	196,408	206,766	183,408	188,337	199,613	197,133
Subordinated bonds/debt	17,771	19,298	15,948	16,708	13,588	13,495
Other	4,723	4,722	26,773	26,750	62,651	62,099

Subtotal	376,673	401,898	386,746	399,758	465,001	455,124

Equity securities
Funds	150,199	163,366	114,373	105,290	97,516	91,344
Common stocks	57,110	74,629	110,774	110,653	124,090	129,424
Other	124,016	130,623	143,161	150,722	127,689	134,842
Subtotal	331,325	368,618	368,308	366,665	349,295	355,610

Total	707,998	770,516	755,054	766,423	814,296	810,734

We had gross unrealized gains of RMB 25,120 million (US$ 3,861 million) and gross unrealized losses of RMB 26,837 million (US$ 4,125 million) as of December 31, 2017.We had gross unrealized gains of RMB 31,391 million and gross unrealized losses of RMB 18,064 million as of December 31, 2016. We had gross unrealized gains of RMB 67,434 million and gross unrealized losses of RMB 3,559 million as of December 31, 2015. The unrealized losses as of December 31, 2017 related primarily to the unrealized losses of available-for-sale bonds.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2017, 2016 and 2015.

As of December 31, 2017	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	3,670	2,128	5,274	11,072
Carrying amounts	181,504	52,795	45,788	280,087
Unrealized losses as a percentage of carrying amounts	2.02%	4.03%	11.52%	3.95%

Equity securities
Unrealized losses	12,342	3,391	32	15,765
Carrying amounts	132,893	25,982	786	159,661
Unrealized losses as a percentage of carrying amounts	9.29%	13.05%	4.07%	9.87%

Total
Total unrealized losses	16,012	5,519	5,306	26,837
Total carrying amounts	314,397	78,777	46,574	439,748
Unrealized losses as a percentage of carrying amounts	5.09%	7.01%	11.39%	6.10%

As of December 31, 2016	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	1,222	40	200	1,462
Carrying amounts	48,144	1,040	3,104	52,288
Unrealized losses as a percentage of carrying amounts	2.54%	3.85%	6.44%	2.80%

Equity securities
Unrealized losses	12,023	4,579	—	16,602
Carrying amounts	121,106	23,443	1	144,550
Unrealized losses as a percentage of carrying amounts	9.93%	19.53%	—	11.49%

Total
Total unrealized losses	13,245	4,619	200	18,064
Total carrying amounts	169,250	24,483	3,105	196,838
Unrealized losses as a percentage of carrying amounts	7.83%	18.87%	6.44%	9.18%

As of December 31, 2015	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	49	5	242	296
Carrying amounts	4,110	290	16,186	20,586
Unrealized losses as a percentage of carrying amounts	1.19%	1.72%	1.50%	1.44%

Equity securities
Unrealized losses	1,885	1,378	—	3,263
Carrying amounts	28,275	9,810	—	38,085
Unrealized losses as a percentage of carrying amounts	6.67%	14.05%	—	8.57%

Total
Total unrealized losses	1,934	1,383	242	3,559
Total carrying amounts	32,385	10,100	16,186	58,671
Unrealized losses as a percentage of carrying amounts	5.97%	13.69%	1.50%	6.07%

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

As of December 31, 2017, our total investment assets were RMB 2,591,652 million (US$ 398,330 million) and the investment yield for the year ended December 31, 2017 was 5.16%. The investment yield primarily reflected the increase in interest income and fair value of stocks we have invested in. As of December 31, 2016, our total investment assets were RMB 2,453,283 million and the investment yield for the year ended December 31, 2016 was 4.61%. The investment yield primarily reflected the increase in interest income and the decrease in spread income. As of December 31, 2015, our total investment assets were RMB 2,287,639 million and the investment yield for the year ended December 31, 2015 was 6.47%. The investment yield primarily reflected the increase in spread income and interest income.

We calculate the investment yields for a given year by dividing the total investment income for that year by the average of the ending balance of investment assets of that year and the previous year. Beginning in 2017, the formula to calculate our investment yield has been revised to consider the impact of securities sold under agreements to repurchase on our investment yield, and therefore investment yields for the fiscal years ended December 31, 2016 and December 31, 2015 has also been revised to conform to the revised formula.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2017, 2016 and 2015 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2015	2016	2017	2017	(2015-2017)
	RMB	RMB	RMB	USD
Life insurance business

Whole life and term life insurance:
Gross written premiums	31,595	33,395	40,606	6,241.03	13.37%

Endowment:
Gross written premiums	177,871	188,415	198,418	30,496.29	5.62%

Annuities:
Gross written premiums	98,703	140,095	190,798	29,325.12	39.03%
Health insurance business(1)

Gross written insurance premiums	42,041	54,010	67,708	10,406.53	26.91%
Accident insurance business(2)

Gross written insurance premiums	13,761	14,583	14,436	2,218.77	2.42%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

Under the guidelines issued by the CIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable earnings on participating products. Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and participating products are subject to guaranteed interest rates which are generally lower than those of non-participating products. In addition, changes in interest rates have less of impact on their lapse rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

Products classified as investment contracts also affect our revenues, since only a portion of the payments we received under such products are recorded in our consolidated income statement as policy fees, and the majority of such payments are recorded as investment contracts under financial liabilities on our balance sheet.

Another factor affecting our revenue is the fact that a substantial amount of the premiums we receive on many individual and group life insurance products are made in single payments, rather than over the course of the policy. We believe that the popularity of single premium products is in line with purchasing patterns and demand in China. We have, however, adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums. We believe that this strategy could contribute to a more steady development of our business and enhance the loyalty of our customers and the retention rate of our sales agent force.

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

Liability for Long-term Insurance Contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognized as revenue when the insurance contracts are recognized and premiums are due from policyholders.

We use the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates and expense assumptions, and based on the following principles:

•	The reasonable estimate for liability of long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfill contractual obligations, consisting of the following:

(i)	Guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

(ii)	Additional non-guaranteed benefits, such as policyholder dividends; and

(iii)	Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expense. Expenses are determined based on expense analysis with consideration of future inflation and our expense management control.

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance date and are not adjusted at each reporting date. We incorporate the potential impact of future risk factors on our operating results in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-39 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

•	Margins have been taken into consideration while computing the reserves of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, we do not recognize Day One gain, whereas on the other hand, Day One loss is recognized in profit immediately.

Margins comprise risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by us representing Day One gain and will be amortized over the life of contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to the policyholders. For insurance contracts in which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

•	We have considered the impact of time value on the reserve calculation for insurance contracts.

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin ranged from 4.80% to 5.00% as at December 31, 2015, from 4.45% to 4.85% as at December 31, 2016 and 4.85% as at December 31, 2017, respectively.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.42% to 4.89% as at December 31, 2015, from 3.23% to 4.68% as at December 31, 2016, and from 3.31% to 4.86% as at December 31, 2017, respectively.

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

We base our mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect our recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserve. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions could expose us to longevity risk.

We base our morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to the policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in our mortality and morbidity assumptions.

•	The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as future inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. Our expense assumptions for the past three years are as follows: the percentage of premiums costs to be 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2015, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2016 and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2017, respectively, in each case plus a fixed per-policy expense.

•	The lapse rates and other assumptions are affected by certain factors, such as future macro economy, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

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

We adopted a consistent process to determine assumptions for the insurance contracts, which are detailed in Note 14 to our consolidated financial statements included elsewhere in this annual report. On each reporting date, we review the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account our historical experience and expectation of future events.

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

Investment Contracts

Revenue from investment contracts with or without discretionary participating feature is recognized as policy fee income, which consists of various fee incomes including, among others, policy fees, handling fees and management fees, during the period. Policy fee income net of acquisition cost is deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities for transferred financial risks are carried at fair value, the liabilities of investment contracts are carried at amortized cost.

Valuation of Investments

We classify our financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of our financial assets at initial recognition which depends on the purpose for which the assets are acquired. The following are the policies used:

Securities at fair value through profit or loss. This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. Other financial assets are classified as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception by us.

Held-to-maturity securities. Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that we have the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss. These investments are carried at amortized cost.

Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that we intend to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position. These investments are carried at amortized cost.

Available-for-sale securities. Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

Impairment of financial assets other than securities at fair value through profit or loss. Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairments, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, we consider several factors including, but not limited to, the following:

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

As of December 31, 2017, debt securities of RMB 219,285 million (US$ 33,703 million) contain guarantees issued by third parties and, of those, 85.05% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 88.26% relates to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

The methods and assumptions used by us in measuring the fair value of the financial instruments are as follows:

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

Securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase. The carrying amounts of these assets in the consolidated statement of financial position approximate fair value. Fair values of other loans are obtained from valuation techniques.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2017, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2017, RMB 695,420 million of RMB 764,573 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Policy fee income. Revenue from investment contracts is recognized as policy fee income, which consists of various fee income (including handling fees and management fees) over the period during which service is provided. Policy fee income net of acquisition cost is deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is presented as other income.

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

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the reversal of temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2017.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealized Losses	1 January 2017
IFRS 12 Amendments included in Annual Improvements to IFRSs 2014-2016 Cycle	Disclosure of Interests in Other Entities	1 January 2017

IAS 7 Amendments – Disclosure Initiative

The amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealized Losses

The amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilize a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied the amendments retrospectively. However, their application has no impact on the Group’s financial position and performance, as the accounting treatment of the Group for the previous period was consistent with the clarification in these amendments.

IFRS 12 Amendments – Disclosure of Interests in Other Entities

The amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s consolidated financial statements as the Group has no interest in a subsidiary, a joint venture or an associate that is classified as held for sale.

The following standards and amendments are not yet effective and have not been early adopted by the Group for the financial year beginning on January 1, 2017.

Standards/Amendments	Content	Effective for annual period beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 and Note 2.1.2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 1.6%, 2.0%, 1.4%, 2.0% and 2.6% in 2017, 2016, 2015, 2014 and 2013, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Total Revenues	For the year ended December 31,
	2016	2017
	RMB	RMB
	(in millions)
Net premiums earned	426,230	506,910
Life insurance business	361,649	429,267
Health insurance business	50,590	63,323
Accident insurance business	13,991	14,320
Investment income	109,147	122,727
Investment income from securities at fair value through profit or loss	6,210	4,538
Investment income from available-for-sale securities	37,243	46,627
Investment income from held-to-maturity securities	24,854	30,669
Investment income from bank deposits	27,851	23,827
Investment income from loans	12,018	16,320
Other investment income	971	746
Net realized gains on financial assets	6,038	42
Net fair value gains through profit or loss	(7,094)	6,183
Other income	6,460	7,493

Total	540,781	643,355

Net Premiums Earned

Net premiums earned increased by RMB 80,680 million, or 18.9%, to RMB 506,910 million in 2017 from RMB 426,230 million in 2016.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB 67,618 million, or 18.7%, to RMB 429,267 in 2017 from RMB 361,649 million in 2016. This was primarily due to a rapid increase in renewals and first-year regular premiums.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 12,733 million, or 25.2%, to RMB 63,323 million in 2017 from RMB 50,590 million in 2016. This was primarily due to rapid development in protection-oriented businesses.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 329 million, or 2.4%, to RMB 14,320 million in 2017 from RMB 13,991 million in 2016.

Investment Income

Investment income increased by RMB 13,580 million, or 12.4%, from RMB 109,147 million in 2016 to RMB 122,727 million in 2017.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB 1,672 million, or 26.9%, to RMB 4,538 million in 2017 from RMB 6,210 million in 2016. This was primarily due to a decrease in interest income resulting from a decrease in investments in commercial papers in bonds at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 9,384million, or 25.2%, to RMB 46,627 million in 2017 from RMB 37,243 million in 2016. This was primarily due to an increase in dividend income from available-for-sale equity investments.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 5,815 million, or 23.4%, to RMB 30,669 million in 2017 from RMB 24,854million in 2016. This was primarily due to an increase in interest income resulting from the increase in the allocation in financial bonds.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB 4,024 million, or 14.4%, to RMB 23,827 million in 2017 from RMB 27,851 million in 2016. This was primarily due to a decrease in interest income resulting from the decrease in the allocation in deposits.

Investment Income from Loans

Investment income from loans increased by RMB 4,302 million, or 35.8%, to RMB 16,320 million in 2017 from RMB 12,018 million in 2016. This was primarily due to an increase in interest income from the increase in the allocation in trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by RMB 5,996 million, or 99.3%, to gains of RMB 42 million in 2017 from gains of RMB 6,038 million in 2016. This was primarily due to a decrease in spread income of stocks and funds in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB 13,277 million to gains of RMB 6,183 million in 2017 from losses of RMB 7,094 million in 2016. This was primarily due to an increase in spread income and fair value of stocks in securities at fair value through profit or loss.

Other Income

Other income increased by RMB 1,033million, or 16.0%, to RMB 7,493million in 2017 from RMB 6,460million in 2016. This was primarily due to an increase in the commission fees earned from CLPCIC.

Benefits, Claims and Expenses	For the year ended December 31,
	2016	2017
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	253,157	259,708
Accident and health claims and claim adjustment expenses	27,269	33,818
Increase in insurance contracts liabilities	126,619	172,517
Investment contracts benefits	5,316	8,076
Policyholder dividends resulting from participation in profits	15,883	21,871
Underwriting and policy acquisition costs	52,022	64,789
Finance costs	4,767	4,601
Administrative expenses	31,854	35,953
Other expenses	4,859	6,426
Statutory insurance fund contribution	1,048	1,068

Total	522,794	608,827

Segment information of insurance benefits and claims expenses
Life insurance business	360,922	409,410
Health insurance business	40,513	50,624
Accident insurance business	5,610	6,009

Total	407,045	466,043

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 58,998 million, or 14.5%, to RMB 466,043 million in 2017 from RMB 407,045 million in 2016.

Life insurance death and other benefits payouts increased by RMB 6,551 million, or 2.6%, to RMB 259,708 million in 2017 from RMB 253,157 million in 2016. This was primarily due to an increase in surrenders. Accident and health claims and claim adjustment expenses increased by RMB 6,549 million, or 24.0%, to RMB 33,818 million in 2017 from RMB 27,269 million in 2016. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 45,898 million, or 36.2%, to RMB 172,517million in 2017 from RMB 126,619 million in 2016. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 48,488 million, or 13.4%, to RMB 409,410 million in 2017 from RMB 360,922 million in 2016. This was primarily due to an increase in the scale of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 10,111 million, or 25.0%, to RMB 50,624 million in 2017 from RMB 40,513 million in 2016. This was primarily due to an increase in the scale of health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 399 million, or 7.1%, to RMB 6,009 million in 2017 from RMB 5,610 million in 2016. This was primarily due to fluctuation in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits increased by RMB 2,760 million, or 51.9%, to RMB 8,076 million in 2017 from RMB 5,316 million in 2016. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 5,988 million, or 37.7%, to RMB 21,871 million in 2017 to RMB 15,883 million in 2016. This was primarily due to an increase in investment yields from participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 12,767 million, or 24.5%, to RMB 64,789 million in 2017 from RMB 52,022 million in 2016. This was primarily due to an increase in underwriting costs for regular premium business due to the growth of our business and the optimization of our business structure.

Finance Costs

Finance costs decreased by RMB 166 million, or 3.5%, to RMB 4,601 million in 2017 from RMB 4,767 million in 2016. This was primarily due to a decrease in interest paid due to redemptions of subordinated debts.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 4,099 million, or 12.9%, to RMB 35,953 million in 2017 from RMB 31,854 million in 2016. This was primarily due to the growth of our business.

Other Expenses

Other expenses increased by RMB 1,567 million, or 32.2%, to RMB 6,426 million in 2017 from RMB 4,859 million in 2016. This was primarily due to payables to third party holders of consolidated structured entities and the change of foreign exchange rates applicable to the currency for foreign assets and liabilities.

Profit	For the year ended December 31,
	2016	2017
	RMB	RMB
	(in millions)
Profit before income tax	23,842	41,671
Life insurance business	14,732	29,315
Health insurance business	2,093	3,246
Accident insurance business	852	528
Other businesses	6,165	8,582
Income tax	4,257	8,919
Net profit attributable to equity holders of the company	19,127	32,253

Profit before Income Tax

Our profit before income tax increased by RMB 17,829 million, or 74.8%, to RMB 41,671 million in 2017 from RMB 23,842 million in 2016.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB 14,583 million, or 99.0%, to RMB 29,315 million in 2017 from RMB 14,732 million in 2016. This was primarily due to a relatively rapid increase in investment income and the impact of the update of discount rate assumptions for reserves for traditional insurance contracts.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 1,153 million, or 55.1%, to RMB 3,246 million in 2017 from RMB 2,093 million in 2016. This was primarily due to an increase in investment income.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB 324 million, or 38.0%, to RMB 528 million in 2017 from RMB 852 million in 2016. This was primarily due to fluctuation in claims expenses of certain businesses.

Other Business

Profit before income tax in other business increased by RMB 2,417 million, or 39.2%, to RMB 8,582 million in 2017 from RMB 6,165 million in 2016. This was primarily due to an increase in net share of profit of associates and joint ventures.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB 4,662 million or 109.5%, to RMB 8,919 million in 2017 from RMB 4,257 million in 2016. This was primarily due to the combined impact of taxable income and deferred tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 13,126 million, or 68.6%, to RMB 32,253 million in 2017 from RMB 19,127 million in 2016. This was primarily due to an increase in the investment income and the impact of the update of discount rate assumptions for reserves of traditional insurance contracts.

Major Assets	As of December 31,
	2016	2017
	RMB	RMB
	(in millions)
Investment assets	2,453,283	2,591,652
Term deposits	538,325	449,400
Held-to-maturity securities	594,730	717,037
Available-for-sale securities	766,423	810,734
Securities at fair value through profit or loss	209,124	136,809
Securities purchased under agreements to resell	43,538	36,185
Cash and cash equivalents	67,046	48,586
Loans	226,573	383,504
Statutory deposits—restricted	6,333	6,333
Investment properties	1,191	3,064
Investment in associates and joint ventures	119,766	161,472
Other assets	123,902	144,467

Total	2,696,951	2,897,591

Investment Assets

Our total investment assets increased by RMB 138,369 million, or 5.6%, to RMB 2,591,652 million as of December 31, 2017 from RMB 2,453,283 million as of December 31, 2016.

Term Deposits

Term deposits decreased by RMB 88,925 million, or 16.5%, to RMB 449,400 million as of December 31, 2017 from RMB 538,325 million as of December 31, 2016. This was primarily due to the maturity of certain term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 122,307 million, or 20.6%, to RMB 717,037 million as of December 31, 2017 from RMB 594,730 million as of December 31, 2016. This was primarily due to an increase in the allocation in financial bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB 44,311million, or 5.8%, to RMB 810,734 million as of December 31, 2017 from RMB 766,423 million as of December 31, 2016. This was primarily due to an increase in the allocation in stocks in available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss decreased by RMB 72,315 million, or 34.6%, to RMB 136,809 million as of December 31, 2017 from RMB 209,124 million as of December 31, 2016. This was primarily due to a decrease in the allocation in commercial papers in bonds at fair value through profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents decreased by RMB 18,460 million, or 27.5%, to RMB 48,586 million as of December 31, 2017 from RMB 67,046 million as of December 31, 2016. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 156,931 million, or 69.3%, to RMB 383,504 million as of December 31, 2017 from RMB 226,573 million as of December 31, 2016. This was primarily due to an increase in the allocation in trust schemes in loans.

Investment Properties

Investment properties increased by RMB 1,873 million, or 157.3%, to RMB 3,064 million as of December 31, 2017 from RMB 1,191 million as of December 31, 2016. This was primarily due to an increase in investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB 41,706 million, or 34.8%, to RMB 161,472 million as of December 31, 2017 from RMB 119,766 million as of December 31, 2016. This primarily reflected our new investments in associates and joint ventures.

Major Liabilities	As of December 31,
	2016	2017
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	1,847,986	2,025,133
Investment contracts	195,706	232,500
Securities sold under agreements to repurchase	81,088	87,309
Policyholder dividends payable	87,725	83,910
Annuity and other insurance balances payable	39,038	44,820
Interest-bearing loans and borrowings	16,170	18,794
Bonds payable	37,998	—
Deferred tax liabilities	7,768	4,871
Other liabilities	75,824	74,944

Total	2,389,303	2,572,281

Liabilities

Our total liabilities increased by RMB 182,978 million, or 7.7%, to RMB 2,572,281 million as of December 31, 2017 from RMB 2,389,303 million as of December 31, 2016.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 177,147 million, or 9.6%, to RMB 2,025,133 million as of December 31, 2017 from RMB 1,847,986 million as of December 31, 2016. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 36,794 million, or 18.8%, to RMB 232,500 million as of December 31, 2017 from RMB 195,706 million as of December 31, 2016. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 6,221 million, or 7.7%, to RMB 87,309 million as of December 31, 2017 from RMB 81,088 million as of December 31, 2016. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB 3,815 million, or 4.3%, to RMB 83,910 million as of December 31, 2017 from RMB 87,725 million as of December 31, 2016. This was primarily due to dividends paid to policyholders.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 5,782 million, or 14.8%, to RMB 44,820 million as of December 31, 2017 from RMB 39,038 million as of December 31, 2016. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency increased in 2017. Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 970 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019 and a one-month bank loan of EUR100 million with a maturity date on January 11, 2018, all of which are fixed rate loans, and a three-year loan of EUR400 million with a maturity date on December 6, 2020, which is a floating rate loan.

Bonds Payable

Bonds payable as of December 31, 2016 were RMB 37,998 million, and there were no bonds payable as of December 31, 2017. The reduction in bonds payable was primarily due to redemption of subordinated debts.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 2,897 million, or 37.3%, to RMB 4,871million as of December 31, 2017 from RMB 7,768 million as of December 31, 2016. This was primarily due to the decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2017, equity attributable to our equity holders was RMB 320,933 million, an increase of RMB 17,312 million, or 5.7%, from RMB 303,621 million as of December 31, 2016. This was primarily due to the combined effect of an increase in total comprehensive income and profit distributions during 2017.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Total Revenues	For the year ended December 31,
	2015	2016
	RMB	RMB
	(in millions)
Net premiums earned	362,301	426,230
Life insurance business	308,081	361,649
Health insurance business	40,855	50,590
Accident insurance business	13,365	13,991
Investment income	97,582	109,147
Investment income from securities at fair value through profit or loss	1,708	6,210
Investment income from available-for-sale securities	27,476	37,243
Investment income from held-to-maturity securities	24,541	24,854
Investment income from bank deposits	32,285	27,851
Investment income from loans	11,115	12,018
Other investment income	457	971
Net realized gains on financial assets	32,297	6,038
Net fair value gains through profit or loss	10,209	(7,094)
Other income	5,060	6,460

Total	507,449	540,781

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

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss decreased by RMB 17,303 million to losses of RMB 7,094 million in 2016 from gains of RMB 10,209 million in 2015. This was primarily due to a significant decrease in spread income of stocks resulting from fluctuations in the capital markets.

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

Investment Assets

Our total investment assets increased by RMB 165,644 million, or 7.2%, to RMB 2,453,283 million as of December 31, 2016 from RMB 2,287,639 million as of December 31, 2015.

Term Deposits

Term deposits decreased by RMB 24,297 million, or 4.3%, to RMB 538,325 million as of December 31, 2016 from RMB 562,622 million as of December 31, 2015. This was primarily due to a decrease in the scale of negotiated deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 90,655 million, or 18.0%, to RMB 594,730 million as of December 31, 2016 from RMB 504,075 million as of December 31, 2015. This was primarily due to an increase in the allocation in bonds.

Available-for-Sale Securities

Available-for-sale securities decreased by RMB 4,093 million, or 0.5%, to RMB 766,423 million as of December 31, 2016 from RMB 770,516 million as of December 31, 2015.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 71,134 million, or 51.6%, to RMB 209,124 million as of December 31, 2016 from RMB 137,990 million as of December 31, 2015. This was primarily due to increased investments in listed bonds, principally commercial paper and corporate bonds.

Cash and Cash Equivalents

Cash and cash equivalents decreased by RMB 9,050 million, or 11.9%, to RMB 67,046 million as of December 31, 2016 from RMB 76,096 million as of December 31, 2015. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 19,306 million, or 9.3%, to RMB 226,573 million as of December 31, 2016 from RMB 207,267 million as of December 31, 2015. This was primarily due to an increase in investments in policy loans and other loans, which mainly consist of our investments in different types of asset management products.

Investment Properties

Investment properties decreased by RMB 46 million, or 3.7%, to RMB 1,191 million as of December 31, 2016 from RMB 1,237 million as of December 31, 2015. This was primarily due to depreciation of investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB 72,591 million, or 153.9%, to RMB 119,766 million as of December 31, 2016 from RMB 47,175 million as of December 31, 2015. This primarily reflected our new investments in associates and joint ventures and an increase in interests in associates.

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

Liabilities

Our total liabilities increased by RMB 267,202 million, or 12.6%, to RMB 2,389,303 million as of December 31, 2016 from RMB 2,122,101 million as of December 31, 2015.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 132,001 million, or 7.7%, to RMB 1,847,986 million as of December 31, 2016 from RMB 1,715,985 million as of December 31, 2015. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 111,600 million, or 132.7%, to RMB 195,706 million as of December 31, 2016 from RMB 84,106 million as of December 31, 2015. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 49,734 million, or 158.6%, to RMB 81,088 million as of December 31, 2016 from RMB 31,354 million as of December 31, 2015. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB 20,049 million, or 18.6%, to RMB 87,725 million as of December 31, 2016 from RMB 107,774 million as of December 31, 2015. This was primarily due to a decrease in investment yields of participating products.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 8,946 million, or 29.7%, to RMB 39,038 million as of December 31, 2016 from RMB 30,092 million as of December 31, 2015. This was primarily due to an increase in maturities payable.

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

Bonds Payable

Bonds payable decreased by RMB 29,996 million, or 44.1%, to RMB 37,998 million as of December 31, 2016 from RMB 67,994 million as of December 31, 2015. This was primarily due to redemption of some of our subordinated term debts.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 9,185 million, or 54.2%, to RMB 7,768 million as of December 31, 2016 from RMB 16,953 million as of December 31, 2015. This was primarily due to the decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2016, equity attributable to our equity holders was RMB 303,621 million, a decrease of RMB 18,871million, or 5.9%, from RMB 322,492 million as of December 31, 2015. This was primarily due to profit distributions and the decrease in total comprehensive income during 2016.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets and investment income. The primary liquidity risks with respect to these cash inflows are the risk of surrenders by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2017, the amount of cash and cash equivalents was RMB 48,586 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2017, the amount of term deposits was RMB 449,400 million.

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

Net cash flow from operating activities amounted to a net inflow of RMB 200,990 million (US$ 30,892 million) in 2017. Net cash flow from operating activities amounted to a net inflow of RMB 89,098 million in 2016. The change was primarily due to the change in the scale of securities at fair value through profit or loss.

Net cash flow from investing activities amounted to a net outflow of RMB 173,676 million (US$ 26,694 million) in 2017. Net cash flow from investing activities amounted to a net outflow of RMB 104,703 million in 2016. This change was primarily due to the adjustment of investment asset structure and an increase in the allocation of bonds with long duration and debt-type financial products.

Net cash flow from financing activities amounted to net outflow of RMB 45,595 million (US$ 7,008 million) in 2017. Net cash flow from financing activities amounted to a net inflow of RMB 6,270 million in 2016. This change was primarily due to the change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$ 3,062 million). As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. As of December 31, 2017, we had engaged 13 investment managers to manage US$ 1,600 million for investment in overseas public markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2017, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$ 1,274 million. As at the end of 2017, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2017, 2016 and 2015 are as follows:

	As at December 31, 2015	As at December 31, 2016	As at December 31, 2017

Ratio of assets and liabilities	86.68%	88.59%	88.77%

Insurance Solvency Requirements

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. On January 1, 2016, the CIRC implemented a new set of solvency regulations, or C-ROSS, which replaced Solvency I. Under C-ROSS, the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2015, 2016 and 2017:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
	(RMB in millions, except percentage data)
Core capital	706,516	639,396
Actual capital	706,623	677,768	282,820	(1)
Minimum capital	254,503	228,080	85,676	(1)
Core solvency ratio	277.61%	280.34%
Comprehensive solvency ratio	277.65%	297.16%	330.10	%(2)

(1)	Calculated under Solvency I.
(2)	Refers to solvency ratio under Solvency I.

The decrease in our solvency ratio in 2017 was primarily due to the growth of our insurance business and the redemptions of our subordinated debts.

In the second half of 2016, the CIRC conducted a regulatory review under the new Solvency Aligned Risk Management Requirements and Assessment framework, or SARMRA, on the solvency and risk positions of life insurers and non-life insurers in China. We understand we received one of the highest scores among life insurers in China. In 2017, we were exempted from this regulatory review by the CIRC. The SARMRA score links the risk management practices of insurers with capital requirements.

We issued Core Tier 2 Capital Securities of US$ 1,280 million in July 2015 by taking advantage of favorable market opportunities, which effectively improved our solvency ratio. The Core Tier 2 Capital Securities were issued to qualified investors who meet applicable regulatory requirements and have an initial distribution rate of 4.00%.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2017.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2017	(RMB in millions)
Securities sold under agreements to repurchase	87,309	—	—	—	87,309
Bonds payable	—	—	—	—	—
Annuity and other insurance balances payable	44,820	—	—	—	44,820
Insurance contracts	(16,319)	(221,905)	(47,109)	3,807,542	3,522,209
Investment contracts	15,308	29,981	26,892	388,320	460,501
Off balance sheet operating leases	784	855	246	44	1,929
Capital commitments	64,731	20,878	5,694	481	91,784

Total	196,633	(170,191)	(14,277)	4,196,387	4,208,552

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2017. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.

Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2017, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2017. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December  31, 2017.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions might have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB 9,023 million in profit before income tax in 2017, a decrease of RMB 14,736 million in profit before income tax in 2016 and a decrease of RMB 9,497 million in profit before income tax in 2015. The sensitivity analysis of these assumptions is as follows:

•	holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 19,731 million lower or RMB 20,559 million higher, respectively.

•	holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 1,940 million lower or RMB 1,989 million higher, respectively.

•	holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB 70,732 million higher or RMB 80,152 million lower, respectively.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2017, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Date of Birth	Position

Yang Mingsheng	August 1955	Chairman of the board of directors and executive director
Lin Dairen	June 1958	Executive director and president
Xu Hengping	November 1958	Executive director and vice president
Xu Haifeng	May 1959	Executive director and vice president
Yuan Changqing	September 1961	Non-executive director
Liu Huimin	June 1965	Non-executive director
Yin Zhaojun	July 1965	Non-executive director
Chang Tso Tung Stephen	November 1948	Independent director
Robinson Drake Pike	October 1951	Independent director
Tang Xin	September 1971	Independent director
Leung Oi-Sie Elsie	April 1939	Independent director
Li Mingguang	July 1969	Vice president, chief actuary and board secretary
Zhao Lijun	July 1963	Vice president
Xiao Jianyou	September 1968	Vice president
Zhao Peng	April 1972	Vice president
Ruan Qi	July 1966	Vice president (subject to CBIRC approval)
Zhan Zhong	April 1968	Marketing director
Yang Hong	February 1967	Operating director

Directors

Yang Mingsheng has been our chairman and executive director since May 2012. He has been the chairman of CLIC and CLPCIC since March 2012, the chairman of China Life Insurance (Overseas) Company Limited since January 2013, the chairman of AMC since December 2013 and the chairman of China Guangfa Bank Co., Ltd. since September 2016. Mr. Yang has many years of experience in financial industry. He served as a vice chairman of the CIRC from 2007 to 2012, and worked for the Agricultural Bank of China from 1980 to 2007, where he held various positions such as vice president of the Shenyang branch, head of the industrial credit department of the head office and president of the Tianjin branch. He was appointed as vice president of the Agricultural Bank of China in 1997 and was then promoted to president of the Agricultural Bank of China in 2003. Mr. Yang, a senior economist, graduated from the faculty of finance of Nankai University with a master’s degree in economics, majoring in monetary banking.

Lin Dairen was appointed as our president by the board of directors in March 2014 and has been our executive director since October 2008. Mr. Lin also acts as the non-executive director of CLPCIC, China Life Pension and AMC. Mr. Lin served as the vice president of our company from 2003 to March 2014, and served as the executive director and president of China Life Pension from November 2006 to March 2014. Mr. Lin graduated in 1982 with a bachelor’s degree in medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management, and was awarded special allowance by the State Council. He is currently the chairman of the China Life Foundation, the vice chairman of the Insurance Institute of China and the Insurance Association of China, a non-executive director of China Insurance Security Fund Co., Ltd., the deputy director of the Life Insurance Committee of the Insurance Association of China and the director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China.

Xu Hengping has been an executive director since July 2015 and a vice president of our company since November 2014. He has been the chief operating officer of our company since August 2010, the general manager of our Fujian branch since April 2007, deputy general manager of our Fujian branch from December 2002, assistant to the general manager of our Fujian branch from September 1998, and chief of personal insurance division of our Fujian branch since July 1996. Mr. Xu previously served as general manager of sales department and general manager of Longyan branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in finance. Mr. Xu, a senior economist, has over 35 years of experience in the operation of life insurance businesses and insurance management.

Xu Haifeng has been an executive director since July 2015 and has been a vice president of our company since November 2014. He has been a non-executive director of AMC since September 2015. Mr. Xu served as the non-executive director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the business controller of our company and general manager of our Hebei branch concurrently from February 2014 to November 2014. Mr. Xu served as the general manager of our Beijing branch and the general manager of our Hebei branch from 2006 to 2014. Prior to that, Mr. Xu served as the deputy general manager and general manager of our Linyi branch in Shandong Province and the general manager of the business management department in our Shandong branch, the general manager of our Jinan branch and the deputy general manager of our Beijing branch. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982 and from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management.

Yuan Changqing has been a non-executive director of our company since February 2018. He serves as the vice chairman and president of CLIC and the deputy secretary to the party committee of CLIC. Mr. Yuan served as the chairman of the supervisory committee and the deputy secretary to the party committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the deputy general manager and the secretary to the discipline inspection committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the secretary to the discipline inspection committee of China Everbright Group Limited from December 2008 to August 2012, and an executive director, the deputy general manager and the secretary to the discipline inspection committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the vice president, president and secretary to the party committee of Xinjiang branch, the president and secretary to the party committee of Henan branch, and the director of the organization department of the party committee and the general manager of the human resources department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.

Liu Huimin has been a non-executive director of our company since July 2017. He has been the vice president of CLIC since September 2013. He served as the vice president of AMC from 2004, and the president and director of the same company from 2006, during which he concurrently served as the chairman of China Life Franklin Asset Management Company Limited and the chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics and Peking University with a bachelor’s degree in national economic management.

Yin Zhaojun has been a non-executive director of our company since July 2017. He has been the vice president of CLIC since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as the assistant to the president of Beijing branch and the vice president of Shanxi branch of the Bank of Communications from 2005, and as the president of Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of Beijing College of Finance and Commerce with a bachelor’s degree in economics.

Chang Tso Tung Stephen has been an independent director of our company since October 2014. He served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an independent non-executive director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for approximately 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Robinson Drake Pike has been an independent director of our company since July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the managing director of Goldman Sachs and the chief representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the managing director of Goldman Sachs and a senior advisor and project coordinator seconded to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. From July 2000 to December 2006, he was Lehman Brothers’ senior vice president, deputy head and head of Asia Credit Risk Management. He has over 30 years of experience in Asian financial industry with a focus on risk management and China’s banking industry. He holds a bachelor’s degree of arts in Chinese Language and Literature from Yale University and a master’s degree of public affairs in development economics from Princeton University’s Woodrow Wilson School.

Tang Xin has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the deputy head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, the chairman of the independent director committee of the China Association for Public Companies, and an independent director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2008 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Leung Oi-Sie Elsie has been an independent director of our company since July 2016. She was previously the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong. She is currently the deputy director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a notary public and a China-appointed attesting officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an independent non-executive director of United Company RUSAL Plc since December 2009, an independent non-executive director of China Resources Power Holdings Company Limited since April 2010. She has been an independent non-executive director of PetroChina Company Limited since June 2017.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Date of Birth	Position

Miao Ping	April 1958	Chairperson of the board of supervisors
Shi Xiangming	November 1959	Supervisor
Luo Zhaohui	March 1974	Supervisor
Wang Cuifei	January 1964	Employee representative supervisor
Song Ping	June 1964	Employee representative supervisor

Miao Ping has been the chairperson of our board of supervisors since July 2015. He served as an executive director of our company from July 2014 to May 2015 and a vice president of our company from December 2009 to May 2015. He served as the general manager of our Jiangsu branch since September 2006, the general manager of our Jiangxi branch from September 2004 and the deputy general manager of our Jiangsu branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in economics and management. Mr. Miao, a senior economist, has over 30 years of experience in the operation of life insurance businesses and the management of insurance businesses.

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

Luo Zhaohui has been a supervisor of our company since February 2018. Mr. Luo worked at the risk management department of China Life Insurance Company and the general office of CLIC from August 2002 to August 2013, and was appointed as the senior manager of the comprehensive information division of the general office of CLIC in May 2009 and an assistant to the general manager of the strategic planning department of CLIC in August 2013. Mr. Luo was seconded to our Shijiazhuang branch in Hebei Province as the deputy general manager during the period from November 2013 to October 2015, and was then appointed as the deputy general manager of the strategic planning department of CLIC in July 2016. Mr. Luo has been long been involved in strategic management related work, with considerable working experience in such aspects as risk management, market analysis and research and life insurance operations, as well as strategic planning and management. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree.

Wang Cuifei has been a supervisor of our company since July 2015, and has been serving as the general manager of the work department of the trade union of our company since January 2018. Ms. Wang served as the general manager of the customer service department of our company from September 2014 to February 2018 and the general manager of the sales inspection department of our company from March 2009 to August 2014. Ms. Wang joined our company in July 2001, and has served successively as the person-in-charge (at the deputy division level) and the manager of the training management division of the brokerage agency department, the deputy general manager of the bancassurance department and the general manager of the sales inspection department of our company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a bachelor’s degree in economic management.

Song Ping has been a supervisor of our company since March 2018. He has been serving as the general manager of the administration office of our company since January 2017. From 2006 to 2017, he successively served as an assistant to the general manager of the development and reform department, an assistant to the general manager of our Beijing branch, the deputy general manager of the legal and compliance department, the deputy general manager of the human resources department and the general manager of the e-commence department of our company. From 1999 to 2006, he successively served as the division chief of the agents management department, the individual insurance department and the group insurance department of our company. Mr. Song graduated from Peking University in July 1987, majoring in Chinese language and literature with a bachelor’s degree of arts.

Senior Management

Lin Dairen, see “—Directors and Senior Management—Directors” for his profile.

Xu Hengping, see “—Directors and Senior Management—Directors” for his profile.

Xu Haifeng, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang has been a vice president of our company since November 2014, our chief actuary since March 2012 and our board secretary since June 2017. Mr. Li joined our company in 1996 and subsequently served as deputy division chief, division chief, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Working Committee and the secretary-general of the first and the second session of the China Association of Actuaries. He is currently the executive director of the China Association of Actuaries, a special executive of the board of directors of the Insurance Institute of China and a member of the China National Master of Insurance Education Supervisory Committee.

Zhao Lijun has been a vice president of our company since July 2016. He was the chief financial officer and general manager of the finance department of CLIC from May 2014 to April 2016. From 2012 to 2014, Mr. Zhao successively served as the deputy general manager (responsible for daily operations) and general manager of the data center of our company. From 2010 to 2012, Mr. Zhao served as the general manager of the legal and compliance department of our company. From 2008 to 2010, Mr. Zhao served as the deputy general manager of the Shandong branch of our company. From 2003 to 2008, Mr. Zhao successively served as an assistant to the general manager and the general manager of the finance department of our company. Prior to that, he served as a cadre in the finance and planning department of People’s Insurance Company of China, the director and deputy manager of the planning & finance department of China Reinsurance Corporation in Hong Kong, the deputy manager and manager of the planning and finance department of China Insurance H.K. (Holdings) Company Limited, the deputy division chief, the division chief and an assistant to the general manager of the planning and finance department of China Life Insurance Company. Mr. Zhao graduated from the Accounting Department of Anhui Finance & Trade College with a bachelor’s degree in industrial accounting and finance in 1987 and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a senior accountant.

Xiao Jianyou has been a vice president of our company since October 2016. He has been an assistant to the president of our company since July 2015 and the non-executive director of CLPCIC since September 2015. He served as the general manager of our Jiangsu branch from January 2014 and the deputy general manager (responsible for daily operations) of our Jiangsu branch from April 2013 to January 2014. From 2006 to 2013, he successively served as the deputy general manager, an assistant to the general manager and the marketing director of Jiangsu branch and the general manager and the deputy general manager of Taizhou branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the our Jiangsu branch, including the deputy manager of the marketing department and management department, an assistant to the general manager, the deputy general manager (responsible for daily operations) and the general manager of the personal insurance department. Mr. Xiao, a senior economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a bachelor’s degree, and received double bachelor’s degrees in medicine and law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

Zhao Peng has been a vice president of our company since March 2018. He served as an assistant to the president of our company since October 2017, and the general manager of our Zhejiang branch since January 2015. From 2014 to 2015, he successively served as the deputy general manager (at the general manager level of the provincial branches) and the person-in-charge of our Zhejiang branch. From 2003 to 2014, he successively held various positions in CLIC, including the division chief of the capital management division of the finance department, an assistant to the general manager and the division chief of the capital management division of the finance department, an assistant to the general manager, the deputy general manager and the general manager of the finance and accounting department, and the general manager of the finance department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the capital division, a staff member of the financial management division, the deputy division chief and the division chief of the capital division of the planning and finance department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics; from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics; and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in Business Administration.

Ruan Qi was appointed as the vice president of our company (whose qualification is subject to the approval of the CBIRC) at the meeting of the board of directors of our company held in March 2018. He has been the chief information technology officer of our company since October 2016 and the general manager (at the general manager level of the provincial branches) of the information technology department of our company since March 2016. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He successively served as the deputy division chief of the computer division of our Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of our company from 2000 to 2004. Mr. Ruan is a senior engineer. He graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering; and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Zhan Zhong has been the marketing director of our company since August 2017. He has been the general manager (at the general manager level of the provincial branches) of the individual insurance division of our company since July 2014. Mr. Zhan served as the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the deputy general manager (responsible for daily operations) and the general manager of the individual insurance division of our company. From 2005 to 2009, he successively served as the general manager of the individual insurance division of our Guangdong branch and an assistant to the general manager of our Guangdong branch. From 1996 to 2005, he successively served as the director of the marketing department of the Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an assistant to the manager and the manager of the marketing department of the Chengdu branch and the deputy general manager of the Chengdu branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Yang Hong has been the operating director of our company since March 2018. She has been the general manager of the operation service center of our company since January 2018. Ms. Yang successively served as the deputy general manager (responsible for daily operations) and general manager of the research and development center, the general manager (at the general manager level of the provincial branches) of the business management department and the general manager (at the general manager level of the provincial branches) of the business process management department of our company from 2011 to 2018. From 2002 to 2011, she successively served as an assistant to the general manager and the deputy general manager of the business management department, and the general manager of the customer service department of our company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2017. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2017 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2017. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Yang Mingsheng	—	—	—	—	—
Lin Dairen	140.00	—	21.88	—	161.88
Miao Jianmin(2)	—	—	—	—	—
Liu Jiade(3)	—	—	—	—	—
Liu Huimin(4)	—	—	—	—	—
Yin Zhaojun(5)	—	—	—	—	—
Wang Sidong(6)	—	—	—	—	—
Chang Tso Tung Stephen	32.00	—	—	—	32.00
Xu Hengping	113.40	—	21.66	—	135.06
Xu Haifeng	113.40	—	21.66	—	135.06
Robinson Drake Pike	32.00	—	—	—	32.00
Tang Xin	32.00	—	—	—	32.00
Leung Oi-Sie Elsie	30.00	—	—	—	30.00
Miao Ping	114.80	—	21.66	—	136.46
Shi Xiangming	57.16	68.21	32.24	—	157.61
Xiong Junhong(7)	—	—	—	—	—
Zhan Zhong(8)	50.83	28.84	20.82	—	100.49
Wang Cuifei	52.76	81.41	31.41	—	165.58
Li Guodong(9)	21.07	16.85	11.47	—	49.39

Total	789.42	195.31	182.80	—	1,167.53

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Resigned as non-executive director on April 7, 2017.
(3)	Resigned as non-executive director on August 8, 2017.
(4)	Appointed as non-executive director on July 31, 2017.
(5)	Appointed as non-executive director on July 31, 2017.

(6)	Resigned as non-executive director on January 12, 2018.
(7)	Resigned as employee representative supervisor on February 23, 2018.
(8)	Resigned as employee representative supervisor on August 21, 2017.
(9)	Appointed as employee representative supervisor on August 31, 2017, and resigned as employee representative supervisor on January 2, 2018.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our assistant president, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2017. The total compensation package for our executive officers for the year ended December 31, 2017 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2017. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Li Mingguang	113.40	—	21.84	—	135.24
Zhao Lijun	113.40	—	21.71	—	135.11
Xiao Jianyou	112.00	—	21.71	—	133.71
Zhao Peng(2)	26.25	—	5.54	—	31.79
Zheng Yong(3)	35.00	—	10.39	—	45.39
Ruan Qi	98.00	—	29.94	—	127.94
Zhan Zhong(4)	32.67	—	10.33	—	43.00

Total	530.72	—	121.46	—	652.18

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as assistant to the president on October 12, 2017.
(3)	Resigned as board secretary on April 27, 2017.
(4)	Appointed as marketing director on August 24, 2017.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director and four supervisors during the year ended December 31, 2017, was approximately RMB 7.5676 million (US$ 1.16 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2017, was approximately RMB 1.6558 million.

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2017. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 30 to our consolidated financial statements included elsewhere in this annual report.

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

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Chang Tso Tung Stephen, Robinson Drake Pike and Yuan Changqing. Mr. Chang Tso Tung Stephen serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our risk management and internal control system, to review our risk preference and tolerance policy, to formulate our risk management policy, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises. Our risk management committee is currently comprised of Leung Oi-Sie Elsie, Xu Hengping, Yin Zhaojun and Liu Huimin. Ms. Leung-Oi-Sie Elsie serves as the chairman.

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

D. EMPLOYEES

As of December 31, 2015, 2016 and 2017 we had approximately 98,823, 99,739 and 102,297 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2015, 2016 and 2017.

	As of December 31
	2015		2016		2017
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	23,941	24.23%	21,868	21.93%	22,307	21.81%
Financial and auditing staff	5,373	5.44%	5,225	5.24%	5,122	5.01%
Sales and sales management staff	33,036	33.43%	36,091	36.19%	38,859	37.99%
Underwriters, claim specialists and customer service staff	29,330	29.68%	28,420	28.49%	27,960	27.33%
Other professional and technical staff(1)	2,674	2.71%	3,488	3.50%	4,106	4.01%
Other	4,469	4.52%	4,647	4.66%	3,943	3.85%

Total(2)	98,823	100%	99,739	100%	102,297	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2015, 2016 and 2017, we had approximately 979,000, and 1,495,000 and 1,578,000 exclusive agents, respectively. During 2017, we attracted more new qualified agents by expanding our recruitment program, making further efforts in training new qualified agents and strengthening sales support. In addition, in August 2015, the CIRC cancelled the qualification certificates requirements for the individual insurance agents, which helped to facilitate our recruitment process. However, we still adhered to our own standards for recruitment to ensure the quality and productivity of our exclusive agent force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 6, 2018 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc (1)	586,490,460 (Long position) 4,751,000 (Short position)	7.88 0.06	% %	2.07 0.02	% %
H Shares	JPMorgan Chase & Co.(2)	448,626,351 (Long position) 257,389,776 (Short position) 226,631,193 (Lending pool)	6.02 3.45 3.04	% % %	1.59 0.91 0.80	% % %

Note (1):

BlackRock, Inc. was interested in a total of 586,490,460 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,612,000 H Shares, 7,646,000 H Shares, 151,500,414 H Shares, 208,387,000 H Shares, 1,237,000 H Shares, 33,634,819 H Shares, 1,145,000 H Shares, 2,214,000 H Shares, 24,789,271 H Shares, 1,074,000 H Shares, 5,370,492 H Shares, 2,932,700 H Shares, 57,047,918 H Shares, 21,537,555 H Shares, 26,650,053 H Shares, 494,000 H Shares, 11,012,339 H Shares, 26,163,899 H Shares and 42,000 H Shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 586,490,460 H Shares, 352,775 H Shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 4,751,000 H Shares

(0.06%). Of these 4,751,000 H Shares, 1,679,000 H Shares were cash settled unlisted derivatives.

Note (2):

JPMorgan Chase & Co. was interested in a total of 448,626,351 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars LLC, J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad and JPMorgan Asset Management (UK) Limited were interested in 5,902,610 H Shares, 21,812,000 H Shares, 916,000 H Shares, 30,105,000 H Shares, 3,000,000 H Shares, 11,315 H Shares, 149,219,129 H Shares, 227,346,428 H Shares, 2,565,508 H Shares and 7,748,361 H Shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 448,626,351 H Shares are 226,631,193 H Shares (3.04%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 448,626,351 H Shares, 39,118,015 H Shares were physically settled listed derivatives, 218,000 H Shares were cash settled listed derivatives, 5,123,850 H Shares were physically settled unlisted derivatives and 4,318,508 H Shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 257,389,776 H Shares (3.45%). Of these 257,389,776 H Shares, 15,353,005 H Shares were physically settled listed derivatives, 54,151,700 H Shares were cash settled listed derivatives, 3,554,183 H Shares were physically settled unlisted derivatives and 183,282,388 H Shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2017 and April 6, 2018, there were, respectively, 28,125,962 ADRs representing 140,629,810 H shares, with 58 registered holders, and 27,632,340 ADRs representing 138,161,700 H shares, with 58 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in China Life Overseas, a 100% equity interest in China Life Investment Holding Company Limited, or IHC, and a 100% equity interest in China Life E-commerce Company Limited, or China Life E-commerce. CLIC, AMC, CLPCIC, China Life Overseas, IHC and China Life E-commerce are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. China Life Wealth and AMP are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. Chongqing International Trust Inc., or Chongqing Trust, is an associate of CLIC and CLPCIC by virtue of its acting as the trustee of a trust scheme of which CLPCIC is a beneficiary, and is therefore also a connected person of the Company under the HKSE Listing Rules. During the reporting period, we engaged in the following related party transactions with these companies:

•	On June 21, 2017, we and Chongqing Trust entered into a framework agreement in relation to the subscription and redemption of trust products and other daily transactions;

•	On June 30, 2017, we and IHC entered into a new asset management agreement;

•	On December 20, 2017, AMP and IHC entered into a framework agreement for the subscription and redemption of fund products, asset management for specific clients and other daily transactions;

•	On December 26, 2017, we and CLIC entered into a new policy management agreement;

•	On December 28, 2017, December 27, 2017, December 29, 2017, March 26, 2018, December 29, 2017 and December 20, 2017, we, CLIC, CLPCIC, China Life Pension, China Life E-commerce and IHC each entered into a framework agreement with China Life Wealth in relation to certain daily transactions;

•	On December 29, 2017, we entered into a new property leasing agreement with IHC;

•	On December 29, 2017, China Life Wealth and Chongqing Trust entered into a framework agreement in relation to certain daily transactions; and

•	On January 31, 2018, we and CLPCIC entered into a new insurance sales framework agreement.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC and AMP in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 43.686% equity interest in CGB and have become the largest shareholder of CGB. Our chairman and executive director, Yang Mingsheng, serves as the chairman of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. On January 12, 2017, we entered into a new framework agreement with CGB for daily related party transactions. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 70.74% equity interest in China Life Pension. China Life Pension is not considered as our related party under the HKSE Listing Rules or applicable PRC laws and regulations. As our subsidiary, China Life Pension also continued to carry out continuing related party transactions with CLIC, AMC, AMP and China Life Wealth in the reporting period. These transactions are regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

On December 29, 2014, we and CLIC entered into a policy management agreement for a term of three years. Pursuant to this policy management agreement, we accepted CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis, which, for each semi-annual payment period, equals the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB 8.00; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period. The service fee paid by CLIC to us under policy management agreement for the year ended on December 31, 2017 was RMB 739.56 million (US$ 113.7 million). This agreement expired on December 31, 2017.

On December 26, 2017, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2020. During its term, this new agreement may be terminated by either party giving to the other party not less than 90 days’ prior written notice. Pursuant to this new policy management agreement, we will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The terms on the determination of services fees remain the same as in the previous policy management agreement discussed above. The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2020 is RMB 708 million.

Continuing Related Party Transactions with AMC

Asset Management Agreement between AMC and Us

On December 29, 2015, we and AMC entered into an asset management agreement for a three-year term expiring on December 31, 2018. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We retain the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the agreement. We have the right to establish, amend and change the investment guidelines and also have the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the agreement, we agreed to pay service fees to AMC in cash, comprised of a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated according to the net asset value of the assets under management and a fixed management fee rate of 0.05% per annum. The variable service fee is payable annually and is determined after an appraisal has been conducted by us with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by us based on the results of its annual appraisal of AMC. The services fees under the agreement were determined by us and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for each of the three years ending on December 31, 2018 is RMB 1,500 million.

The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2017 were RMB 1,153.58 million (US$ 177.3 million).

Asset Management Agreement between AMC and CLIC

On December 30, 2015, AMC and CLIC entered into an asset management agreement for a three-year term expiring on December 31, 2018, subject to a right of the parties to negotiate a renewal of this new agreement within 90 business days prior to its expiry. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, amend and change the investment guidelines and also has the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a base service fee for asset management in cash at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principal and interest of debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. After the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment returns. The service fees for debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products will be determined separately by the parties. The services fees under the agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. The annual cap in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for the three years ending on December 31, 2018 is RMB 320 million, RMB 310 million and RMB 300 million, respectively.

The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2017 were RMB 106.79 million (US$ 16.4 million).

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

During the reporting period, we engaged in continuing related party transactions with IHC under a property leasing agreement between IHC and us. The property leasing agreement expired on December 31, 2017. A detailed discussion of the terms of this agreement is set forth in Note 32 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015. On December 29, 2017, we entered into a new property leasing agreement with IHC under substantially the same terms for a term from January 1, 2018 to December 31, 2020. Under the new property leasing agreement, IHC agreed to lease to us 1,893 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2017 was RMB 78 million (US$ 11.988 million).

Asset Management Agreement with IHC

On February 3, 2016, we entered into an asset management agreement with IHC for a term starting from January 1, 2016 and ending on June 30, 2017. On June 30, 2017, we entered into a new asset management agreement with IHC. The new agreement took effect from January 1, 2017 retrospectively and will remain effective until December 31, 2018. Pursuant to the asset management agreement, IHC continued to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of companies, related financial products and securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

In consideration of the services provided by IHC under the asset management agreement, we agreed to pay IHC fees based on fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, we agreed to pay IHC a basic service fee which is determined based on the investment rate of return of the projects. With respect to the non-fixed return projects, we agreed to pay IHC a basic service fee and also pay a performance-based fee at the time of exit from the projects with reference to the comprehensive rate of return of the projects. In addition, we will make adjustments to the basic service fee for fixed return projects and non-fixed return projects based on the result of our annual business evaluation on IHC (such adjusted amount is referred to as floating management fee). The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the new agreement and our investment guidelines (the management fee rate ranges from 0.05% to 0.6% for the fixed return projects; and the management fee rate is 0.3% for the non-fixed return projects). The floating management fee and the performance-based fee are calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. In addition, the assets entrusted by us to IHC will also be partially used for the subscription of the related financial products established and issued by IHC or of which IHC has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment schemes and project asset-backed schemes. For each of the two years ending December 31, 2018, the annual cap on the amount of the basic service fee, floating management fee and performance-based fee payable by us to IHC is RMB 630 million and RMB 990 million, respectively. The contractual amount of assets entrusted by us to IHC for investment and management may not exceed RMB 550 billion or its equivalent in foreign currency as at the expiry of this agreement. For each of the two years ending December 31, 2018, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB 200 billion and RMB 200 billion, respectively. The basic service fee, floating management fee and performance-based fee paid by us to IHC under this new asset management agreement for the year ended December 31, 2017 was RMB 395.82 million (US$ 60.8 million). As at December 31, 2017, the contractual amount of the assets entrusted by us to IHC for investment and management was RMB 246,193.00 million (US$ 37,839.2 million), among which, for the year of 2017, the contractual amount of the assets newly entrusted by us was RMB 112,267.00 million (US$ 17,255.1 million).

Each of CLIC and CLPCIC has also entrusted IHC to invest and manage its assets, which may result in CLIC, CLPCIC and us investing in the same project. Pursuant to the asset management agreement, the targeted assets for co-investments to be made by IHC and on behalf of us, CLIC and CLPCIC are limited to newly launched related financial products and securitization financial products, excluding any products acquired from the secondary market. The contractual amount of the co-investment by us to be entrusted during the term of this agreement will not exceed RMB 100 billion or its equivalent in foreign currency.

Continuing Related Party Transaction with China Life Pension

On July 27, 2009, we, CLIC and AMC entered into an agreement for the entrustment of enterprise annuity funds and account management with China Life Pension. The agreement expired on December 1, 2012. On February 26, 2013, we, CLIC and AMC entered into a memorandum of understanding, which became effective retroactively on December 2, 2012, with China Life Pension to renew the agreement for a successive one-year term ended on December 1, 2013. On March 22, 2014, we, CLIC and AMC entered into a new agreement for the entrustment of enterprise annuity funds and account management with China Life Pension, which became effective retroactively to December 2, 2013. The agreement expired on December 31, 2016 and has been renewed for a successive three-year term. Under the agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension, we, CLIC and AMC agreed to pay China Life Pension entrusted management fee, account management fees and investment management fee.

Continuing Related Party Transactions with CLPCIC

On March 8, 2015, we entered into an insurance sales framework agreement with CLPCIC. This agreement expired on March 7, 2018. The service fees paid to us for the year ended December 31, 2017 was RMB 3,030.41 million (US$ 465.8 million).

On January 31, 2018, we entered into a new insurance sales framework agreement with CLPCIC for a term of three years from March 8, 2018 to March 7, 2021. Under the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis, which, includes sales management fee and sales service fee. The sales management fee will be calculated by the parties on the basis of the principles of equality and fairness. The sales service fee will be determined according to the standard of service fees for specific insurance products as agreed by the branches of the parties based on market principles. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the new insurance sales framework agreement for the three years ending December 31, 2020 are RMB 4,260 million, RMB 5,540 million and RMB 7,050 million, respectively.

Framework Agreements with China Life Wealth

Framework Agreement between China Life Wealth and Us

On December 30, 2015, we entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions. The agreement expired on December 31, 2017. On December 28, 2017, we and China Life Wealth entered into a new framework agreement having a term of three years ending on December 31, 2020. Under the agreement, we will continue to enter into certain daily transactions with China Life Wealth, including asset management services and sales agency services for asset management products. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by us for asset management services are RMB 240 million, RMB 240 million and RMB 240 million, respectively; the annual caps on the fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 100 million, RMB 100 million and RMB 100 million, respectively, and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the fee payable by us for the asset management services was RMB 1.80 million (US$ 0.3 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 5.49 million (US$ 0.8 million).

Framework Agreement between China Life Wealth and CLIC

On January 26, 2016, CLIC and China Life Wealth entered into a framework agreement for the subscription of asset management products. The agreement expired on December 31, 2017. On December 27, 2017, CLIC and China Life Wealth entered into a new framework agreement having a term of three years ending on December 31, 2020. Under the new agreement, CLIC and China Life Wealth will conduct certain daily transactions, including asset management services and advisory services. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2020, the annual caps on the management fee payable by CLIC for asset management services are RMB 50 million, RMB 120 million and RMB 180 million, respectively, and the annual caps on the advisory fee payable by CLIC for the advisory services are RMB 50 million, RMB 80 million and RMB 120 million, respectively.

For the year ended December 31, 2017, the management fee payable by CLIC for the asset management services was RMB 0.73 million (US$ 0.1 million).

Framework Agreement between China Life Wealth and CLPCIC

On March 9, 2016, CLPCIC entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement expired on December 31, 2017. On December 29, 2017, CLPCIC and China Life Wealth entered into a new framework agreement having a term of three years ending on December 31, 2020. Under the new agreement, CLPCIC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by CLPCIC for asset management services are RMB 50 million, RMB 150 million and RMB 240 million, respectively; the annual caps on the advisory fee payable by CLPCIC for the advisory services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; and the annual caps on the fees for other daily transactions are RMB 150 million, RMB 400 million and RMB 700 million, respectively.

For the year ended December 31, 2017, the fee payable by CLPCIC for the asset management services was RMB 5.83 million (US$ 0.9 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 40 thousand (US$ 6 thousand).

Framework Agreement between China Life Wealth and China Life Overseas

On December 30, 2015, China Life Overseas entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. Under the agreement, China Life Overseas will enter into certain daily transactions with China Life Wealth, including asset management services, sales agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2017, the annual caps on the management fee payable by China Life Overseas for the asset management services are RMB 10 million, RMB 30 million and RMB 50 million, respectively; the annual caps on fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 5 million, RMB 5 million and RMB 10 million, respectively, and the annual caps on the fees for other daily transactions are RMB 5 million, RMB 5 million and RMB 10 million, respectively. The agreement expired on December 31, 2017.

For the year ended December 31, 2017, there were no payments made under the agreement.

Framework Agreement between China Life Wealth and IHC

On February 3, 2016, IHC entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions with China Life Wealth. The agreement expired on December 31, 2017. On December 20, 2017, IHC and China Life Wealth entered into a new framework agreement having a term of three years ending on December 31, 2020. Under the new agreement, IHC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for the asset management services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; the annual caps on the advisory fee for the advisory services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; and the annual caps on the fees for other daily transactions are RMB 20 million, RMB 80 million and RMB 160 million, respectively.

For the year ended December 31, 2017, the fee payable by IHC for the asset management services was RMB 1.15 million (US$ 0.2 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between China Life Wealth and China Life E-commerce

On December 29, 2017, China Life E-commerce and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions permitted by laws and regulations. The agreement has a term from January 1, 2018 to December 31, 2020. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for the asset management services are RMB 5 million, RMB 10 million and RMB 15 million, respectively; the annual caps on the advisory fee for the advisory services payable by China Life E-commerce for the advisory services are RMB 5 million, RMB 10 million and RMB 15 million, respectively; and the annual caps on the fees for other daily transactions are RMB 200 million, RMB 300 million and RMB 400 million, respectively.

Framework Agreement between China Life Wealth and China Life Pension

On March 26, 2018, China Life Pension and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions permitted by laws and regulations. The agreement has a term from January 1, 2018 to December 31, 2020. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by China Life Pension for asset management services are RMB 100 million, RMB 150 million and RMB 200 million, respectively; the annual caps on the advisory fee payable by China Life Pension for the advisory services are RMB 40 million, RMB 80 million and RMB 90 million, respectively; and the annual caps on the fees for other daily transactions are RMB 90 million, RMB 180 million and RMB 270 million, respectively.

Framework Agreements with AMP

Framework Agreement between AMP and Us

On December 30, 2016, we and AMP entered into a framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the agreement, we will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 700 million, RMB 800 million and RMB 900 million, respectively; the annual caps on the management fee and performance-based fee payable by us for the asset management for specific clients are RMB 300 million, RMB 400 million and RMB 500 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 10,310.12 million (US$ 1,584.6 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 12,017.20 million (US$ 1,847.0 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee and performance-based fee paid by us for the asset management for specific clients was RMB 23.45 million (US$ 3.6 million) and the fees for other daily transactions were RMB 0.68 million (US$ 0.1 million).

Framework Agreement between AMP and China Life Pension

On December 23, 2016, China Life Pension and AMP entered into a framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the agreement, China Life Pension will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the management fee and performance-based fee payable by China Life Pension for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 534.07 million (US$ 82.1 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 1,750.70 million (US$ 269.1 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million , the management fee and performance-based fee paid by China Life Pension for the asset management for specific clients was RMB 0 million and the fees for other daily transactions were RMB 0 million.

Framework Agreement between AMP and CLIC

On December 16, 2016, CLIC and AMP entered into a framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the agreement, CLIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products and asset management for specific clients. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; and the annual caps on the management fee and performance-based fee payable by CLIC for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 4,082.23 million (US$ 627.4 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 7,617.19million (US$ 1,170.7 million) and the management fee and performance-based fee payable by CLIC for the asset management for specific clients were RMB 20.41 million (US$ 3.1 million).

Framework Agreement between AMP and CLPCIC

On December 22, 2016, CLPCIC and AMP entered into a framework agreement, for a term starting from January 1, 2017 and ending on December 31, 2019. Under the agreement, CLPCIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps for the redemption fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the management fee and performance-based fee payable by CLPCIC for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the subscription price for the fund products was RMB 0 million, the redemption price for the fund products was RMB 66.61 million (US$ 10.2 million), the subscription fee for the fund products was RMB 0 million, the redemption fee for the fund products was RMB 0.1 million (US$ 0.02 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million , the management fee and performance-based fee payable by CLPCIC for the asset management for specific clients was RMB 2.3 million (US$ 0.4 million) and the fees for other daily transactions were RMB 0.07 million (US$ 0.01 million).

Framework Agreement between AMP and IHC

On December 20, 2017, AMP and IHC entered into a framework agreement which became effective upon signing and will end on December 31, 2019. Under this agreement, IHC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 5 billion, RMB 7 billion and RMB 7 billion, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 5 billion, RMB 7 billion and RMB 7 billion, respectively; the annual caps on the management fee and performance-based fee payable by IHC for the asset management for specific clients are RMB 50 million, RMB 50 million and RMB 50 million, respectively; and the annual caps on the fees for other daily transactions are RMB 50 million, RMB 50 million and RMB 50 million, respectively.

For the year ended December 31, 2017, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 688.02 million (US$ 105.7 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 0 million, the management fee and performance-based fee payable by IHC for the asset management for specific clients was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Agreements with Chongqing Trust

Framework Agreement between Chongqing Trust and Us

On June 21, 2017, we entered into a framework agreement with Chongqing Trust in relation to the subscription and redemption of trust products and other daily transactions. The framework agreement became effective upon signing by the parties and will expire on December 31, 2019. Under the framework agreement, we and Chongqing Trust will enter into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription amount for the subscription of trust products, including the trustee’s remuneration to be received by Chongqing Trust from the trust assets, are RMB 50 billion, RMB 50 billion and RMB 50 billion, respectively; the annual caps on the redemption amount for the redemption of trust products are RMB 4.5 billion, RMB 4.5billion and RMB 4.5 billion, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2017, the subscription amount for the subscription of trust products was RMB 8,174.00 million (US$ 1,256.3 million), the redemption amount for the redemption of trust products was RMB 0 million and the fees for other daily transactions were RMB 0 million.

Framework Agreement between Chongqing Trust and China Life Wealth

On December 29, 2017, China Life Wealth entered into a framework agreement with Chongqing Trust, pursuant to which China Life Wealth and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products, asset management services, advisory services and other daily transactions. The framework agreement has a term from January 1, 2018 to December 31, 2019. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending December 31, 2019, the annual caps on the subscription amount of the trust products (including the trustee’s remuneration to be received by Chongqing Trust from the trust assets) are RMB 10 billion and RMB 10 billion, respectively; the annual caps on the management fee for the asset management services are RMB 150 million and RMB 150 million, respectively, the annual caps on the advisory fee for advisory services are RMB 150 million and RMB 150 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million and RMB 100 million, respectively.

Continuing Related Party Transactions with CGB

During the reporting period, we engaged in continuing related party transactions with CGB pursuant to several negotiated deposit agreements between CGB and us. A detailed discussion of these agreements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual reports on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012 and April 26, 2013, respectively.

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

On June 14, 2013, we entered into a related party transaction framework agreement with CGB. Under this agreement, which has a term of three years ending on December 31, 2015, we and CGB will carry out various deposit and non-deposit related party transactions. On July 25, 2014, we entered into a revised agreement with CGB, which further increased the daily cap of deposits in respect of all the deposit transactions, increased the annual cap in respect of all the non-deposit related party transactions and expanded the scope of non-deposit transactions. This agreement expired on December 31, 2016. A detailed discussion of this related party transaction framework agreement is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2014 and April 22, 2016, respectively. On January 12, 2017, we entered into a new framework agreement with CGB for daily related party transactions, for a term starting from January 1, 2017 and ending on December 31, 2019. Compared to the original agreement, the new framework agreement adjusted the scope of transactions and the classification of transaction types, and also increased the cap of the transaction amounts. A detailed discussion of this new agreement is set forth in our report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2016.

As at December 31, 2017, the amount of our deposit balance at CGB for deposit related party transactions was RMB 33,583.74 million and the interest incomes arising from these transactions were RMB 1,381.51 million, and the amount of the balance for financial market and peer related party transactions was RMB 0 million and the relevant fees or incomes arising from these transactions were RMB 101.00 million. For the year ended December 31, 2017, the amount of the financing related party transactions was RMB 0 million, the amount of investment and wealth management related party transactions was RMB 4,330.00 million, the amount of the co-investment related party transactions was RMB 0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB 0 million and the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) incurred was RMB 0 million, the amount of transaction fees related to asset management related party transactions (including management fee, service fee and handling fee) incurred was RMB 0 million, the amount of transactions fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) incurred was RMB 0 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee and handling fee) incurred was RMB 91.96 million and the amount of other daily related party transactions was RMB 56.92 million.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of us, CLIC, CLPCIC, China Life Overseas, IHC, China Life Pension and China Life E-commerce, the framework agreement entered into by AMP with IHC, and the framework agreement entered into by China Life Wealth with Chongqing Trust are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 19, 2014, December 22, 2015, August 25, 2016, October 26, 2017, December 19, 2017, respectively.

The new asset management agreement entered into between IHC and us on June 30, 2017 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on March 23, 2017 and obtained the approval of the shareholders’ general meeting of our company on May 31, 2017.

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

The framework agreement entered into between us and Chongqing Trust on June 21, 2017 in relation to the subscription and redemption of trust products and other daily transactions is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on March 23, 2017 and obtained the approval of the shareholders’ general meeting of our company on May 31, 2017.

The remaining related party transactions discussed above, other than the transactions with CGB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The related party transactions with CGB are not regarded as connected transactions for us under the HKSE Listing Rules.

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of us, CLIC, CLPCIC, China Life Overseas, IHC, China Life Pension and China Life E-commerce, the asset management agreement between us and IHC, and the framework agreements between AMP and each of us, China Life Pension, CLIC, CLPCIC, and IHC, the framework agreement between Chongqing Trust and us, and the framework agreement between China Life Wealth and Chongqing Trust, and which were subject to reporting, announcement, annual review and/or independent shareholders’ approval requirements under the HKSE Listing Rules and confirmed that:

1)	the transactions were entered into in the ordinary and usual course of our business;

2)	the transactions were conducted on normal commercial terms or more preferential terms;

3)	the transactions were conducted in accordance with the agreements governing those transactions and on the terms that are fair and reasonable and in the interest of the shareholders; and

4)	the amounts of the transactions had not exceeded the relevant annual caps as announced by us.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Our audited consolidated financial statements are set forth beginning on page F-1.

Legal and Regulatory Proceedings

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC (formerly CIRC), as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Policy on Dividend Distributions

Our board of directors has passed a resolution on March 22, 2018 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.40 per share, totaling approximately RMB 11,306 million (US$ 1,738 million), for the year ended December 31, 2017. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2017.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend will depend on:

•	our results of operations and cash flows;

•	our financial position;

•	statutory solvency requirements as determined under CBIRC (formerly CIRC) rules;

•	our shareholders’ interests;

•	general business conditions;

•	our future prospects;

•	statutory and regulatory restrictions on the payment of dividends by us; and

•	other factors that our board of directors deems relevant.

We will pay dividends out of our after-tax profits only after we have made the following allowances and allocations:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax profits, as determined under PRC GAAP;

•	allocations to the general risks reserve fund equivalent to 10% of our after-tax profits, as determined under PRC GAAP; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CBIRC (formerly CIRC), we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We paid dividends of RMB 0.30 per share in respect of 2013, RMB 0.40 per share in respect of 2014, RMB 0.42 per share in respect of 2015 and RMB 0.24 per share in respect of 2016. Our board of directors has recommended the declaration of final dividends of RMB 0.40 per share in respect of 2017. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

B. SIGNIFICANT CHANGES

As of the date of this annual report, there was no significant change since the date of the financial statements filed as part of this annual report that has or is reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Definitions of Embedded Value and Value of One year’s sales

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital

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

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5%. 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2017 and the value of one year’s sales for the 12 months ended 31 December 2017, the corresponding results as at 31 December 2016 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		31 December, 2017	31 December, 2016
A	Adjusted Net Worth	370,500	349,528
B	Value of In-Force Business before Cost of Required Capital	398,723	332,317
C	Cost of Required Capital	(35,050)	(29,787)
D	Value of In-Force Business after Cost of Required Capital (B+C)	363,673	302,530
E	Embedded Value (A + D)	734,172	652,057
F	Value of One Year’s Sales before Cost of Required Capital	64,627	53,952
G	Cost of Required Capital	(4,510)	(4,641)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	60,117	49,311

Note: Numbers may not be additive due to rounding.

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
Channel	31 December, 2017	31 December, 2016
Exclusive Individual Agent Channel	53,170	46,326
Bancassurance Channel	6,536	2,610
Group Insurance Channel	410	375

Total	60,117	49,311

Note: Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2017 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel
	By FYP		By APE
Channel	31 December, 2017	31 December, 2016	31 December, 2017	31 December, 2016
Exclusive Individual Agent Channel	47.2%	51.1%	47.3%	51.2%
Bancassurance Channel	8.0%	3.0%	23.2%	10.2%
Group Insurance Channel	1.1%	1.0%	1.1%	1.1%

Note: FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Table 4

Analysis of Embedded Value Movement in 2017		RMB million
ITEM
A	Embedded Value at the Start of Year	652,057
B	Expected Return on Embedded Value	52,472
C	Value of New Business in the Period	60,117
D	Operating Experience Variance	529
E	Investment Experience Variance	(4,280)
F	Methodology, Model and Assumption Changes	(5,926)
G	Market Value and Other Adjustments	(11,549)
H	Exchange Gains or Losses	(459)
I	Shareholder Dividend Distribution and Capital Injection	(7,164)
J	Other	(1,625)
K	Embedded Value as at 31 December 2017 (sum A through J)	734,172

Notes:

1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2017 opening net worth.
C	Value of one year’s sales for the 12 months ended 31 December 2017.
D	Reflects the difference between actual operating experience in 2017 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2017.
F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
G	Change in the market value adjustment from the beginning of year 2017 to 31 December 2017 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2017.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results		RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
	Base case scenario	363,673	60,117
1.	Risk discount rate +50bps	347,884	57,470
2.	Risk discount rate -50bps	380,622	62,964
3.	Investment return +50bps	425,453	68,690
4.	Investment return -50bps	302,186	51,558
5.	10% increase in expenses	358,884	56,878
6.	10% decrease in expenses	368,460	63,356
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	361,113	59,400
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	366,227	60,835
9.	10% increase in lapse rates	363,021	59,149
10.	10% decrease in lapse rates	364,137	61,030
11.	10% increase in morbidity rates	358,936	58,997
12.	10% decrease in morbidity rates	368,448	61,235
13.	Using 2016 EV appraisal assumptions	357,052	60,114

Willis Towers Watson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2017 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2017, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2017;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Michael Freeman             Benjamin Chen

22 March 2018

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

The high and low closing sale prices of the H shares on the HKSE, the ADSs on the NYSE and the A shares on the SSE for the periods indicated are as follows(1):

	Price per H Share (HK$)		Price per ADS (2) (US$)		Price per A share (RMB)
	High	Low	High	Low	High	Low
Annual
2013	27.2000	17.5000	52.62	34.27	21.9200	12.9100
2014	30.5000	19.7800	58.84	38.59	34.1500	13.0700
2015	40.0000	24.3000	78.53	15.14	41.1900	21.3500
2016	23.8000	16.2800	15.22	10.23	26.9200	19.6600
2017	27.7000	20.6000	17.76	13.29	34.7000	23.8100
Quarterly
First Quarter, 2016	23.8000	16.3200	15.22	10.33	26.9200	19.6600
Second Quarter, 2016	19.7400	16.2800	12.89	10.23	24.0400	20.2600
Third Quarter, 2016	21.5000	16.3200	13.83	10.51	22.4000	20.5700
Fourth Quarter, 2016	22.7000	19.0600	14.63	12.22	26.2200	21.3100
First Quarter, 2017	25.2000	20.6000	16.23	13.29	26.8600	24.4300
Second Quarter, 2017	25.6000	22.5000	16.51	14.33	29.0000	23.8100
Third Quarter, 2017	25.8000	23.1500	16.53	14.82	30.0100	26.7200
Fourth Quarter, 2017	27.7000	23.7500	17.76	15.08	34.7000	27.4000
First Quarter, 2018	26.9500	21.6000	17.21	13.83	31.9500	25.4100
Monthly
October 2017	25.8000	23.7500	16.67	15.08	31.4000	27.4000
November 2017	27.7000	25.3500	17.76	16.36	34.7000	30.9800
December 2017	25.4500	23.9500	16.12	15.38	32.1900	30.1400
January 2018	26.9500	24.3500	17.21	15.55	31.8300	29.6500
February 2018	26.5500	22.7500	16.65	14.60	31.9500	26.2300
March 2018	23.5000	21.6000	14.98	13.83	27.5600	25.4100
April 2018 (through April 18, 2018)	22.0500	21.2500	14.04	13.55	25.7500	24.1100

(1)	Source: Yahoo! Finance (http://finance.yahoo.com).
(2)	Each ADS represented 15 H shares prior to May 26, 2015 and represents 5 H shares since May 26, 2015.

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

We may only distribute dividends after allowance has been made for:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax profits;

•	allocations to the general risks reserve fund equivalent to 10% of our after-tax profits, as determined under PRC GAAP; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

Under Chinese law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. However, we will ordinarily not pay any dividends in a year when we do not have any distributable profits.

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the solvency margin required by the CBIRC (formerly CIRC), we will be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation, any equity-based incentive plan and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that holders of H shares are unable to vote online and the prior approval of the CBIRC (formerly CIRC) is required in respect of any acquisition which results in the acquirer holding more than 5% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

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

A special resolution was passed at the shareholders’ annual general meeting held on May 31, 2017 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of the aggregate nominal amount of our H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

Restrictions on Ownership

Equity interests held by a single shareholder, including its related parties and persons acting in concert, must not exceed one-third of the registered capital of a single insurance company. An exception to the one-third cap applies to insurance companies establishing or investing in other insurance companies for the purposes of innovation and specialization of their business, or consolidating their operations under a single group management. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

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

Meetings of shareholders

Under PRC law, shareholders are given the power to approve specified matters. See “—Voting Rights and Shareholders’ Meetings”. In addition, the Mandatory Provisions provide that at shareholders’ meetings shareholders are entitled to consider any proposals made by shareholders holding in the aggregate at least 3% of voting power over the company’s shares. These proposals must fall within the scope of powers of the shareholder’s meeting, have a clear agenda and specific matters and comply with laws, administrative regulations and articles of association of the company.

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

Amalgamations and business combinations; appraisal rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding 33% of the fixed assets as shown on the company’s latest balance sheet most recently reviewed by the shareholders’ meeting requires the approval of at least one third of the shareholders’ meeting.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC, China Life Wealth, CGB, AMP and Chongqing Trust.

D. EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Until July 20, 2005, the PBOC had been setting and publishing daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The PBOC also took into account other factors, such as the general conditions existing in the international foreign exchange markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of the Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currencies and the counter-cyclical factor. See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results”.

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

The People’s Republic of China

The following is a discussion of the material Chinese tax provisions relating to the ownership and disposition of H shares or ADSs held by the investors as capital assets. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to other investors subject to special treatment under the tax laws of the PRC. This discussion is based on the tax laws of China as in effect as of the date of this annual report, as well as on the Agreement between the United States of America and the People’s Republic of China for the Avoidance of Double Taxation, or the “China-U.S. Tax Treaty”, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

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

Under the China-U.S. Tax Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of the dividend. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the China-U.S. Tax Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the China-U.S. Tax Treaty with respect to income and gains derived in connection with the H shares.

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

Investors under the Shanghai-Hong Kong Stock Connect Program. According to the Notice on Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, jointly issued by the MOF, SAT and CSRC which became effective on November 17, 2014, between November 17, 2014 to November 16, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program were exempted from individual income tax. Gains realized by Chinese enterprise investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax. For dividends received by Chinese individual investors and securities investment funds from investing in H shares through the Shanghai-Hong Kong Stock Connect program, the Chinese issuer of such H shares must withhold income tax at a tax rate of 20%. Dividends received by Chinese enterprise investors from investing in H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax, and the Chinese issuer of such H shares will not withhold income tax for the dividends. The enterprise investors in these circumstances must make tax filings by themselves. According to the Notice on Continuation of the Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, which was jointly issued by the MOF, SAT and CSRC and became effective on November 17, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect Program are further exempted from individual income tax for the period from November 17, 2017 to December 4, 2019.

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

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses for the year of assessment 2008/09 onwards. Commencing from the year of assessment 2018/19 (i.e. on or after 1 April 2018), the profits tax rate for the first HK$2,000,000 of profits of corporations will be lowered to 8.25% while the remaining profits will continue to be taxed at the rate of 16.5%; and the profits tax rate for the first HK$2,000,000 of profits of unincorporated businesses will be lowered to 7.5%, while the remaining profits will continue to be taxed at the rate of 15%.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$ 5.00 is currently payable on any instrument of transfer of H shares. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

United States of America

The following is a discussion of the material United States federal income tax consequences relating to the purchase, ownership and disposition of H shares or ADSs by U.S. Holders (as defined below) that acquire H shares or ADSs for cash and hold them as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended, or “the Code”, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, partnerships, dealers in securities, or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, certain former citizens or residents of the United States, persons who have acquired our H shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power or value of all classes of stock of China Life or persons that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of H shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any state or political subdivision thereof, or therein, including the District of Columbia or (iii) an estate or trust the income of which is subject to U.S. federal income tax regardless of the source thereof.

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

Dividends received by individuals from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 20%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the China-U.S. Tax Treaty as currently in effect meets the requirements described in clause (i) above. In addition, the ADSs are readily tradable on the New York Stock Exchange, an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

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

Sale or other Disposition of H Shares or ADSs

Subject to the discussion below under “—Special Rules”, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of H shares or ADSs that it owns in an amount equal to the difference, if any, between the amount realized from the sale or disposition and such U.S. Holder’s adjusted tax basis in such H shares or ADSs. The gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals) or loss if, on the date of sale or disposition, such H shares or ADSs were held by the U.S. Holder for more than one year and will generally be U.S. source gain or loss. The claim of a deduction in respect of a capital loss may be subject to limitations.

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

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. The PFIC provisions specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business and which would be subject to tax under subchapter L if it were a domestic corporation” (the “active insurance business exception”). The active insurance business exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent that income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income. The PFIC provisions also exclude from the definition of “passive income” any income derived in the active conduct of a banking trade or business. We believe that we were not classified as a PFIC in 2017. However, there is little guidance on the circumstances under which a non-U.S. company will be treated as predominantly engaged in an insurance business or engaged in the active conduct of a banking trade or business for purposes of determining PFIC status. Accordingly, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future. The IRS has issued proposed regulations regarding the application of the PFIC provisions to insurance companies and banks, and final regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on the determination of our status as a PFIC. In addition, the recently enacted “Tax Cuts and Jobs Act,” or the “TCJA”, modifies the active insurance business exception for taxable years beginning after December 31, 2017, such that it applies only to a foreign corporation if (i) loss and loss adjustment expenses and certain reserves constitute more than 25% of the foreign corporation’s gross assets for the relevant year or (ii) a U.S. Holder makes an election to apply an alternative facts and circumstances test that applies only in certain runoff-related or ratings-related circumstances involving the insurance business. There is significant uncertainty as to the interpretation of the active insurance business exception as modified by the TCJA. As a result, China Life cannot presently determine whether it will be a PFIC for taxable years beginning after December 31, 2017.

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

G. STATE MENT BY EXPERTS

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

Interest Rate Risk

Our profitability is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including economic growth rate, inflation, governmental monetary and tax policies, domestic and international economic and political conditions, financial regulatory requirements and other factors beyond our control. If interest rates were to increase in the future, surrenders and withdrawals of life insurance and annuity policies and contracts may increase as policy holders may seek other investments with higher perceived returns. This process may result in cash outflows requiring that we sell investment assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. However, if interest rates were to decline in the future, the income we realize from our investments may decrease, affecting our profitability. In addition, as instruments in our investment portfolio mature, we might have to reinvest the funds we receive in investments bearing low interest rates, which may also affect our profitability.

For the years ended December 31, 2017, 2016 and 2015, our investment yield was 5.16%, 4.61% and 6.47%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2017, 2016 and 2015.

	Expected Maturity Date
As of December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	59,591	52,756	59,967	56,044	93,085	786,998	1,108,441	1,084,377
Average interest rate	4.82%	5.23%	4.91%	4.59%	4.79%	4.56%	4.65%
in US$	1,229	—	13	32	—	110	1,384	1,393
Average interest rate	0.98%	—	5.50%	6.15%	—	5.25%	1.48%

Variable rate bonds
in RMB	209	—	28	—	—	—	237	237
Average interest rate	4.66%	—	5.35%	—	—	—	4.74%

Term deposits
in RMB	89,332	149,833	77,441	33,300	88,950	2,800	441,656	441,656
Average interest rate	4.90%	4.50%	5.17%	3.90%	4.54%	5.20%	4.66%

in US$	7,744	—	—	—	—	—	7,744	7,744
Average interest rate	1.96%	—	—	—	—	—	1.96%

Liabilities
Securities sold under agreements to repurchase	87,309	—	—	—	—	—	87,309	87,309
Average interest rate	5.39%	—	—	—	—	—	5.39%

Interest-bearing loans and other borrowings
in British pound	—	2,413	—	—	—	—	2,413	2,413
Average interest rate	—	3.54%	—	—	—	—	3.54%

in US$	—	12,480	—	—	—	—	12,480	12,480
Average interest rate	—	2.35%	—	—	—	—	2.35%

in Euro	780	—	3,121	—	—	—	3,901	3,901
Average interest rate	1.50%	—	3.80%	—	—	—	3.34%

Investment contracts	2,765	1,922	2,259	591	953	224,010	232,500	229,222
Average guaranteed interest rate	1.42%	0.80%	1.32%	2.12%	1.69%	2.49%	2.44%

Long-term insurance contracts	107,665	23,963	23,861	25,615	81,730	1,736,232	1,999,066
Average guaranteed interest rate	2.52%	2.58%	2.57%	2.68%	3.24%	2.61%	2.63%

	Expected Maturity Date
As of December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	63,466	71,709	53,115	44,127	46,853	714,000	993,270	1,017,685
Average interest rate	4.87%	4.59%	5.25%	4.85%	4.58%	4.56%	4.64%

in US$	—	—	—	13	34	117	164	170
Average interest rate	—	—	—	5.50%	6.15%	5.25%	5.46%

Variable rate bonds
in RMB	409	207	10	28	—	400	1,054	1,055
Average interest rate	5.66%	4.65%	3.80%	5.29%	—	4.60%	5.03%

Term deposits
in RMB	179,729	88,157	149,833	70,500	36,300	7,700	532,219	532,219
Average interest rate	5.00%	4.94%	5.00%	5.29%	3.90%	3.80%	4.94%

in US$	6,106	—	—	—	—	—	6,106	6,106
Average interest rate	1.51%	—	—	—	—	—	1.51%

Liabilities
Securities sold under agreements to repurchase	81,088	—	—	—	—	—	81,088	81,088
Average interest rate	3.64%	—	—	—	—	—	3.64%

Interest-bearing loans and other borrowings
in British pound	—	—	2,339	—	—	—	2,339	2,339
Average interest rate	—	—	3.54%	—	—	—	3.54%

in US$	—	—	13,100	—	—	—	13,100	13,100
Average interest rate	—	—	2.35%	—	—	—	2.35%

in Euro	731	—	—	—	—	—	731	731
Average interest rate	1.50%	—	—	—	—	—	1.50%

Investment contracts	2,632	1,872	1,882	543	585	188,192	195,706	192,373
Average guaranteed interest rate	1.60%	1.24%	0.78%	2.30%	2.26%	2.37%	2.34%

Long-term insurance contracts	143,140	72,636	24,073	25,257	58,264	1,502,586	1,825,956
Average guaranteed interest rate	2.53%	2.51%	2.60%	2.62%	3.17%	2.59%	2.60%

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	30,816	63,843	61,139	51,973	44,020	647,267	899,058	945,831
Average interest rate	4.84%	4.94%	4.23%	5.26%	4.86%	4.79%	4.79%

in US$	266	—	—	—	12	57	335	340
Average interest rate	10.25%	—	—	—	6.47%	5.88%	9.36%

Variable rate bonds
in RMB	3,516	684	204	160	28	1,989	6,581	6,572
Average interest rate	4.21%	5.62%	4.67%	6.52%	5.81%	4.09%	4.40%

Term deposits
in RMB	176,350	173,684	88,157	48,500	70,500	—	557,191	557,191
Average interest rate	4.54%	5.14%	4.94%	5.99%	4.63%	—	4.93%

in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Liabilities
Securities sold under agreements to repurchase	31,354	—	—	—	—	—	31,354	31,354
Average interest rate	2.34%	—	—	—	—	—	2.34%

Interest-bearing loans and other borrowings	—	—	—	—	2,643	—	2,643	2,643
Average interest rate	—	—	—	—	3.54%	—	3.54%

Investment contracts	2,736	1,772	1,447	573	564	77,014	84,106	82,644
Average guaranteed interest rate	1.43%	1.17%	1.11%	2.16%	2.31%	2.20%	2.14%

Long-term insurance contracts	164,129	112,595	117,163	23,291	20,247	1,261,348	1,698,773
Average guaranteed interest rate	2.49%	2.53%	2.88%	2.54%	2.50%	2.50%	2.53%

Equity Price Risk

Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.

The following table sets forth our exposure to equity securities as of December 31, 2017, 2016 and 2015.

	As of December 31,
	2015		2016		2017
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	411,623	411,623	421,383	421,383	409,528	409,528
Securities at fair value through profit or loss	43,006	43,006	54,718	54,718	53,918	53,918
Available-for-sale	368,617	368,617	366,665	366,665	355,610	355,610

A hypothetical 10% decline in the December 31, 2017, 2016 and 2015 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB 5,392 million, RMB 5,472 million and RMB 4,301 million, respectively.

A hypothetical 10% decline in the December 31, 2017, 2016 and 2015 value of the available-for-sale equity securities would result in an unrealized loss charged to the income statement of approximately RMB 35,561 million, RMB 36,667 million and RMB 36,862 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly in RMB and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the British pound, U.S. dollar and Euro. Our borrowings in foreign currencies include a five-year bank loan of GBP275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 970 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019 and a one-month bank loan of EUR100 million with a maturity date on January 11, 2018, all of which are fixed rate loans, and a three-year loan of EUR400 million with a maturity date on December 6, 2020, which is a floating rate loan. We recorded RMB 52 million (US$ 8 million) in foreign exchange gains for the year ended December 31, 2017, resulting mainly from an increase in our allocation in assests held in foreign currencies and the fluctuation of the Renminbi exchange rate. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2017, 2016 and 2015.

	Expected Maturity Date
As of December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	1,587	1	17	33	—	181	1,819	1,828
Average interest rate	0.77%	0.13%	4.12%	5.95%	—	3.79%	1.20%

Other	—	1	—	—	—	26	27	27
Average interest rate	—	0.14%	—	—	—	1.02%	0.98%

Term deposits
in US$	7,744	—	—	—	—	—	7,744	7,744
Average interest rate	1.96%	—	—	—	—	—	1.96%

Loans
in US$	—	—	—	—	—	952	952	952
Average interest rate	—	—	—	—	—	4.00%	4.00%

Cash and cash equivalents
in US$	1,246	—	—	—	—	—	1,246	1,246
Average interest rate	0.09%	—	—	—	—	—	0.09%

in HK$	185	—	—	—	—	—	185	185
Average interest rate	—	—	—	—	—	—	—

in British pound	282	—	—	—	—	—	282	282
Average interest rate	—	—	—	—	—	—	—

in Euro	128						128	128
Average interest rate	—						—
Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	2,413	—	—	—	—	2,413	2,413
Average interest rate	—	3.54%	—	—	—	—	3.54%

in US$	—	12,480	—	—	—	—	12,480	12,480
Average interest rate	—	2.35%	—	—	—	—	2.35%

in Euro	780	—	3,121	—	—	—	3,901	3,901
Average interest rate	1.50%	—	3.80%	—	—	—	3.34%

	Expected Maturity Date
As of December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	288	—	1	13	34	176	512	518
Average interest rate	—	—	0.12%	5.50%	6.15%	3.82%	1.87%

Other	—	—	3	—	—	26	29	29
Average interest rate	—	—	1.05%	—	—	1.26%	1.24%

Term deposits
in US$	6,106	—	—	—	—	—	6,106	6,106
Average interest rate	1.51%	—	—	—	—	—	1.51%

Cash and cash equivalents
in US$	2,685	—	—	—	—	—	2,685	2,685
Average interest rate	0.53%	—	—	—	—	—	0.53%

in HK$	2,083	—	—	—	—	—	2,083	2,083
Average interest rate	—	—	—	—	—	—	—

in British pound	145	—	—	—	—	—	145	145
Average interest rate	—	—	—	—	—	—	—

Other	15	—	—	—	—	—	15	15
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	2,339	—	—	—	2,339	2,339
Average interest rate	—	—	3.54%	—	—	—	3.54%

in US$	—	—	13,100	—	—	—	13,100	13,100
Average interest rate	—	—	2.35%	—	—	—	2.35%

in Euro	731	—	—	—	—	—	731	731
Average interest rate	1.50%	—	—	—	—	—	1.50%

	Expected Maturity Date
As of December 31, 2015	2016	2017	2018	2019	2020	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	597	4	—	—	12	92	705	711
Average interest rate	4.51%	0.13%	—	—	6.47%	4.18%	4.48%

Term deposits
in US$	5,431	—	—	—	—	—	5,431	5,431
Average interest rate	1.87%	—	—	—	—	—	1.87%

Cash and cash equivalents
in US$	3,743	—	—	—	—	—	3,743	3,743
Average interest rate	0.03%	—	—	—	—	—	0.03%

in HK$	636	—	—	—	—	—	636	636
Average interest rate	—	—	—	—	—	—	—

in British pound	132	—	—	—	—	—	132	132
Average interest rate	0.01%	—	—	—	—	—	0.01%

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,643	—	—	2,643	2,643
Average interest rate	—	—	—	4.02%	—	—	4.02%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES

Not applicable.

B. WARRANT S AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICA N DEPOSITARY SHARES

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2017 to April 6, 2018.

Category of Expenses	Amount Reimbursed from January 1, 2017 to April 6, 2018
NYSE listing fees	US$	124,500
Legal fees	US$	0
Investor relations(1)	US$	1,379,083.27
Broker reimbursements(2)	US$	78,637.20

Total	US$	1,582,220.47

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
(2)	Broker reimbursements are fees payable to Broadridge and other service providers for the distribution of hard copy material to beneficial ADR holders holding in the Depositary Trust Company. Corporate material includes information related to shareholders’ meetings and related voting instruction cards. These fees are SEC approved.

PA RT II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM  14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. MATERIAL MODIF ICATION TO THE RIGHTS OF SECURITY HOLDERS

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to 2,282 million in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$ 12 billion for investments in Sino-Ocean Land Holdings Limited in 2009, 2010 and 2013. As of December 31, 2017, we had engaged 13 investment managers to manage US$ 1,600 million for investment in overseas public markets.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2017, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2017.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2017.

The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is on pages F-3 and F-4 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2017 and 2016.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	(RMB in millions)
2017	59	—	—	1
2016	58	—	—	2

(1)	Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life and fees billed for performing agreed-upon procedures.
(2)	All other fees include fees billed for advisory services which do not affect the independence of our principal accountants.

According to our current internal rules, before our principal accountants are engaged by us to render audit or non-audit services, the engagement must be approved by our audit committee.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2017, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

The Guiding Opinions on Regulating Governance Structure of Insurance Companies require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2017, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2017, our audit committee comprised three independent non-executive directors with one of them serving as the chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the Shanghai Stock Exchange our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose whether there is any material difference between our actual practices and the requirements under such rules, and explain the details and reasons for such differences, if any. Accordingly, we have disclosed in our annual report for the year of 2017 filed with the Shanghai Stock Exchange that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. We have disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in our annual report under Form 20-F for fiscal year ended December 31, 2004 and are required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all of our directors must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the Shanghai Stock Exchange, any of the directors, supervisors or senior management of the listed company may not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving the company. During his/her tenure at the company, the number of shares transferred each year must not exceed 25% of the total number of shares of the company held by him/her, provided, however, if the directors, supervisors or senior management leave the company before the expiration of his/her tenure, during the term of his/her original tenure determined at the time of his/her appointment, the number of shares transferred each year must not exceed 25% of the total number of shares of the company held by him/her and may not transfer any shares within half a year after the expiration of the term of his/her original tenure determined at the time of his/her appointment. During his/her tenure at the company, he/she must file with the Shanghai Stock Exchange for record in advance any proposed transaction in the shares of the company in accordance with the relevant rules and regulations. In case of changes in shareholdings in the company, he/she shall report the changes on a timely basis to the company, which must then make relevant announcements on the website of the Shanghai Stock Exchange.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant(8)

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(7)

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(7)

4.8	Property Leasing Agreement

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(6)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited (Agency Services to be Provided by China Life Insurance Company Limited)

No.	Description of Exhibit

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(5)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.
(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-31914), filed with the Commission on May 27, 2005.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Commission on April 22, 2016.
(8)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Commission on April 21, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Lin Dairen
Name: Lin Dairen

Title: President and Executive Director

Date: April 25, 2018

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2017

CHINA LIFE INSURANCE COMPANY LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Beijing, People’s Republic of China

April 25, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on Internal Control over Financial Reporting

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Life Insurance Company Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes, and our report dated April 25, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Report of Independent Registered Public Accounting Firm (continued)

Definition and Limitations of Internal Control Over Financial Reporting

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

April 25, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of China Life Insurance Company Limited

We have audited the consolidated statements of comprehensive income, changes in equity and cash flows of China Life Insurance Company Limited (the “Company”) for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and its cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Hong Kong

April 22, 2016

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
ASSETS
Property, plant and equipment	6	42,707	30,389
Investment properties	7	3,064	1,191
Investments in associates and joint ventures	8	161,472	119,766
Held-to-maturity securities	9.1	717,037	594,730
Loans	9.2	383,504	226,573
Term deposits	9.3	449,400	538,325
Statutory deposits – restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	810,734	766,423
Securities at fair value through profit or loss	9.6	136,809	209,124
Securities purchased under agreements to resell	9.7	36,185	43,538
Accrued investment income	9.8	50,641	55,945
Premiums receivable	11	14,121	13,421
Reinsurance assets	12	3,046	2,134
Other assets	13	33,952	22,013
Cash and cash equivalents		48,586	67,046

Total assets		2,897,591	2,696,951

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2017

	Notes	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,025,133	1,847,986
Investment contracts	15	232,500	195,706
Policyholder dividends payable		83,910	87,725
Interest-bearing loans and borrowings	16	18,794	16,170
Bonds payable	17	—	37,998
Financial liabilities at fair value through profit or loss		2,529	2,031
Securities sold under agreements to repurchase	18	87,309	81,088
Annuity and other insurance balances payable		44,820	39,038
Premiums received in advance		18,505	35,252
Other liabilities	19	47,430	36,836
Deferred tax liabilities	28	4,871	7,768
Current income tax liabilities		6,198	1,214
Statutory insurance fund	20	282	491

Total liabilities		2,572,281	2,389,303

Equity
Share capital	33	28,265	28,265
Other equity instruments	34	7,791	7,791
Reserves	35	145,675	145,007
Retained earnings		139,202	122,558

Attributable to equity holders of the Company		320,933	303,621

Non-controlling interests		4,377	4,027

Total equity		325,310	307,648

Total liabilities and equity		2,897,591	2,696,951

Approved and authorised for issue by the Board of Directors on 22 March 2018.

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017

		2017	2016	2015
	Notes	RMB million	RMB million	RMB million
REVENUES
Gross written premiums		511,966	430,498	363,971
Less: premiums ceded to reinsurers		(3,661)	(1,758)	(978)

Net written premiums		508,305	428,740	362,993
Net change in unearned premium reserves		(1,395)	(2,510)	(692)

Net premiums earned		506,910	426,230	362,301

Investment income	21	122,727	109,147	97,582
Net realised gains on financial assets	22	42	6,038	32,297
Net fair value gains through profit or loss	23	6,183	(7,094)	10,209
Other income		7,493	6,460	5,060

Total revenues		643,355	540,781	507,449

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(259,708)	(253,157)	(221,701)
Accident and health claims and claim adjustment expenses	24	(33,818)	(27,269)	(21,009)
Increase in insurance contract liabilities	24	(172,517)	(126,619)	(109,509)
Investment contract benefits	25	(8,076)	(5,316)	(2,264)
Policyholder dividends resulting from participation in profits		(21,871)	(15,883)	(33,491)
Underwriting and policy acquisition costs		(64,789)	(52,022)	(35,569)
Finance costs	26	(4,601)	(4,767)	(4,320)
Administrative expenses		(35,953)	(31,854)	(27,458)
Other expenses		(6,426)	(4,859)	(7,428)
Statutory insurance fund contribution	20	(1,068)	(1,048)	(743)

Total benefits, claims and expenses		(608,827)	(522,794)	(463,492)

Share of profit of associates and joint ventures, net	8	7,143	5,855	1,974

Profit before income tax	27	41,671	23,842	45,931
Income tax	28	(8,919)	(4,257)	(10,744)

Net profit		32,752	19,585	35,187

Attributable to:
- Equity holders of the Company		32,253	19,127	34,699
- Non-controlling interests		499	458	488
Basic and diluted earnings per share	29	RMB1.13	RMB0.66	RMB1.22

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2017

	Note	2017 RMB million	2016 RMB million	2015 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(15,003)	(44,509)	54,080
Amount transferred to net profit from other comprehensive income		(42)	(6,038)	(32,297)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		5,605	17,372	(12,767)
Share of other comprehensive income of associates and joint ventures under the equity method		20	(864)	353
Exchange differences on translating foreign operations		(865)	21	10
Income tax relating to components of other comprehensive income	28	2,359	8,242	(2,242)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(7,926)	(25,776)	7,137

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		(7,926)	(25,776)	7,137

Total comprehensive income for the year, net of tax		24,826	(6,191)	42,324

Attributable to:
- Equity holders of the Company		24,341	(6,647)	41,775
- Non-controlling interests		485	456	549

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017

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

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2017

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

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2017

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 33)	(Note 34)	(Note 35)
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves (Note 35)	—	—	8,445	(8,445)	—	—
Dividends paid (Note 31)	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2017

	2017 RMB million	2016 RMB million	2015 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	41,671	23,842	45,931
Adjustments for:
Investment income	(122,727)	(109,147)	(97,582)
Net realised and unrealised (gains)/losses on financial assets	(6,225)	1,056	(42,506)
Insurance contracts	176,148	131,354	112,142
Depreciation and amortisation	2,240	2,083	2,036
Foreign exchange (gains)/losses	(52)	(582)	(812)
Share of profit of associates and joint ventures, net	(7,143)	(5,855)	(1,974)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	76,378	(76,318)	(100,089)
Financial liabilities at fair value through profit or loss	931	1,539	403
Receivables and payables	38,967	124,466	70,482
Income tax paid	(4,473)	(9,331)	(8,380)
Interest received—securities at fair value through profit or loss	4,497	5,465	1,225
Dividends received—securities at fair value through profit or loss	778	526	313

Net cash inflows/(outflows) from operating activities	200,990	89,098	(18,811)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	30,540	10,447	11,546
Maturities of debt investments	142,845	50,101	41,806
Disposals of equity investments	506,306	508,476	400,451
Property, plant and equipment	103	114	199
Purchases:
Debt investments	(516,051)	(173,628)	(53,340)
Equity investments	(500,737)	(537,012)	(522,787)
Property, plant and equipment	(9,619)	(5,310)	(8,384)
Capital contribution to associates and joint ventures	(37,304)	(65,158)	(766)
Decrease/(increase) in term deposits, net	92,148	37,515	124,838
Decrease/(increase) in securities purchased under agreements to resell, net	6,981	(22,035)	(9,602)
Interest received	98,012	78,891	81,688
Dividends received	29,014	20,390	8,828
Decrease/(increase) in policy loans, net	(15,515)	(7,483)	(11,305)
Cash paid/(received) related to other investing activities	(399)	(11)	3,875

Net cash inflows/(outflows) from investing activities	(173,676)	(104,703)	67,047

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2017

	2017 RMB million	2016 RMB million	2015 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	6,228	49,999	(13,757)
Cash received from issuing other equity instruments	—	—	7,791
Interest paid	(5,671)	(4,891)	(4,471)
Dividends paid to equity holders of the Company	(7,164)	(12,257)	(11,491)
Dividends paid to non-controlling interests	(135)	(151)	(117)
Cash received from borrowings	3,121	13,831	—
Capital injected into subsidiaries by non-controlling interests	4,034	2,939	2,630
Cash repaid to lenders	(38,000)	(30,000)	—
Cash paid related to other financing activities	(8,008)	(13,200)	—

Net cash inflows/(outflows) from financing activities	(45,595)	6,270	(19,415)

Foreign exchange gains/(losses) on cash and cash equivalents	(179)	285	241
Net decrease in cash and cash equivalents	(18,460)	(9,050)	29,062

Cash and cash equivalents
Beginning of the year	67,046	76,096	47,034

End of the year	48,586	67,046	76,096

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	47,444	64,364	74,135
Short-term bank deposits	1,142	2,682	1,961

The notes on pages 15 to 97 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activities are the writing of life, health, accident and other types of personal insurance business; reinsurance business for personal insurance business; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China, etc.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 22 March 2018.

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

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017
IFRS 12 Amendments included in Annual Improvements to IFRSs 2014-2016 Cycle	Disclosure of Interests in Other Entities	1 January 2017

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Disclosure of the changes in liabilities arising from financing activities is provided in Note 36 to the financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2017 (continued)

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group applied the amendments retrospectively. However, their application has no impact on the Group’s financial position and performance, as the accounting treatment of the Group for the previous period was consistent with the clarification in these amendments.

IFRS 12 Amendments – Disclosure of Interests in Other Entities

Amendments to IFRS 12 clarify that the disclosure requirements in IFRS 12, other than those disclosure requirements in paragraphs B10 to B16 of IFRS 12, apply to an entity’s interest in a subsidiary, a joint venture or an associate, or a portion of its interest in a joint venture or an associate that is classified as held for sale or included in a disposal group classified as held for sale. The amendments have had no impact on the Group’s consolidated financial statements as the Group has no interest in a subsidiary, a joint venture or an associate that is classified as held for sale.

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017

Standards/Amendments	Content	Effective for annual period beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet an employee’s tax obligation associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if they elect to adopt for all three amendments and other criteria are met. The Group will adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a material impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business model (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (sole payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at fair value through profit and loss. Other debt instruments giving rise to cash flows that are sole payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”), based on their respective business model. The Group is in the process of analysing the contractual cash flow characteristics of financial assets and assessing the application of the business model.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elect to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the new hedge accounting model under IFRS 9 has no impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as FVTPL; and (ii) its activities are predominantly connected with insurance on its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Group performed an assessment of the amendments and reached the conclusion that its activities are predominantly connected with insurance as at 31 December 2015. There had been no significant change in the activities of the Group since then that requires reassessment, and the Group considered that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continue to apply IAS 39 to its financial assets and liabilities in its reporting period starting on 1 January 2018.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

The Group will adopt IFRS 15 from 1 January 2018 and plans to adopt the modified retrospective approach. Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. The Group does not expect any significant impact on the Group’s consolidated financial statement.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No.4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No.15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees- leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses unless the right-of-use asset meets the definition of investment property in IAS 40, or relates to a class of property, plant and equipment to which the revaluation model is applied. The lease liability is subsequently increased to reflect the interest on the lease liability and reduced for the lease payments. Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group is assessing the impact of IFRS 16 on its consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are, as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A Contractual Service Margin (CSM) represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the CSM and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•	Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the income statement, but are recognised directly on the balance sheet;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2017 (continued)

IFRS 17 – Insurance Contracts (continued)

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required. However, if full retrospective application for a group of insurance contracts is impracticable, then the entity is required to choose either a modified retrospective approach or a fair value approach. The Group is currently assessing the impact of the standard upon adoption.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for adoption now.

In addition, besides the amendments to IFRS 12, which are effective for annual periods beginning on or after 1 January 2017, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no material impact on the accounting policies of the Group as a result of these amendments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2017. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•	reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation (continued)

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker - president office for deciding how to allocate resources and for assessing performance.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	Foreign currency translation

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

Overseas investment properties that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

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

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short-term or if they form part of a portfolio of financial assets in which there is evidence of taking short-term profit. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

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

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lended money is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claims expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claims expenses based on the reasonable estimates of the future payments for claims expenses.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortisation of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore, securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e., their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after the vesting period is included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulations are subject to interpretation.

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

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2017, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“CL AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	For the year ended 31 December
	2017 RMB million	%	2016 RMB million	%
Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	59,636	12.83%	38,059	9.75%
Xin Fu Ying Jia Annuity (b)	40,588	8.73%	1,626	0.42%
Kang Ning Whole Life (c)	21,435	4.61%	22,420	5.74%
Hong Ying Participating Endowment (d)	3,019	0.65%	4,968	1.27%
Hong Tai Endowment (e)	166	0.04%	203	0.05%
Others (f)	340,054	73.14%	323,162	82.77%

Total	464,898	100.00%	390,438	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	78	0.05%	67	0.04%
Xin Fu Ying Jia Annuity (b)	7,956	4.79%	277	0.15%
Kang Ning Whole Life (c)	4,197	2.52%	3,949	2.20%
Hong Ying Participating Endowment (d)	49,796	29.96%	73,261	40.72%
Hong Tai Endowment (e)	41,271	24.83%	25,093	13.95%
Others (f)	62,926	37.85%	77,255	42.94%

Total	166,224	100.00%	179,902	100.00%

	As at 31 December 2017		As at 31 December 2016
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	69,280	3.47%	43,794	2.40%
Xin Fu Ying Jia Annuity (b)	19,771	0.99%	987	0.05%
Kang Ning Whole Life (c)	268,708	13.44%	244,112	13.37%
Hong Ying Participating Endowment (d)	70,506	3.53%	117,946	6.46%
Hong Tai Endowment (e)	16,730	0.84%	57,356	3.14%
Others (f)	1,554,071	77.73%	1,361,761	74.58%

Total	1,999,066	100.00%	1,825,956	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days.

(c)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(d)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(e)	Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day-old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured or basic sum insured multiplied by the number of year of premium payments for single premium and regular premium, respectively.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB19,731 million or RMB20,559 million (as at 31 December 2016: RMB16,746 million or RMB17,492 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,940 million or RMB1,989 million (as at 31 December 2016: RMB2,823 million or RMB2,953 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB70,732 million or RMB80,152 million (as at 31 December 2016: RMB57,591 million or RMB65,427 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB445 million (as at 31 December 2016: RMB372 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2013	2014	2015	2016	2017	Total
Year end	11,476	16,499	20,497	27,120	33,926
1 year later	11,872	17,265	21,427	27,303
2 years later	11,775	16,726	21,422
3 years later	11,775	16,726
4 years later	11,775

Estimated accumulated claims expenses	11,775	16,726	21,422	27,303	33,926	111,152
Accumulated claims expenses paid	(11,775)	(16,726)	(21,422)	(26,047)	(21,404)	(97,374)

Unpaid claims expenses	—	—	—	1,256	12,522	13,778

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2013	2014	2015	2016	2017	Total
Year end	11,331	16,379	20,359	26,897	33,700
1 year later	11,743	17,127	21,262	27,107
2 years later	11,645	16,589	21,259
3 years later	11,645	16,589
4 years later	11,645

Estimated accumulated claims expenses	11,645	16,589	21,259	27,107	33,700	110,300
Accumulated claims expenses paid	(11,645)	(16,589)	(21,259)	(25,860)	(21,273)	(96,626)

Unpaid claims expenses	—	—	—	1,247	12,427	13,674

4.2	Financial risk

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

FOR THE YEAR ENDED 31 DECEMBER 2017

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

As at 31 December 2017, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB35 million lower or higher (as at 31 December 2016: RMB160 million higher or lower), respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits - restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB11,463 million or RMB8,306 million (as at 31 December 2016: RMB6,948 million or RMB6,948 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2017, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB3,341 million or RMB5,393 million (as at 31 December 2016: RMB3,263 million or RMB3,400 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB23,423 million or RMB32,651 million (as at 31 December 2016: RMB24,999 million or RMB28,153 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

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

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2017 and 2016, expressed in RMB equivalent:

As at 31 December 2017	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	8,697	28,859	—	—	—	37,556
- Securities at fair value through profit or loss	4,707	146	1,088	2,690	1,198	9,829
Debt securities
- Held-to-maturity securities	155	—	—	—	—	155
- Loans	952	—	—	—	—	952
- Available-for-sale securities	1,229	—	—	—	—	1,229
- Securities at fair value through profit or loss	435	—	18	5	5	463
Term deposits	7,744	—	—	—	—	7,744
Cash and cash equivalents	1,246	185	282	128	3	1,844

Total	25,165	29,190	1,388	2,823	1,206	59,772

Financial liabilities
Interest-bearing loans and other borrowings	12,480	—	2,413	3,901	—	18,794

Total	12,480	—	2,413	3,901	—	18,794

As at 31 December 2016	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	6,968	12,791	—	—	148	19,907
- Securities at fair value through profit or loss	3,906	128	1,115	2,475	1,135	8,759
Debt securities
- Held-to-maturity securities	164	—	—	—	—	164
- Securities at fair value through profit or loss	348	—	14	3	13	378
Term deposits	6,106	—	—	—	—	6,106
Cash and cash equivalents	2,685	2,083	145	39	9	4,961

Total	20,177	15,002	1,274	2,517	1,305	40,275

Financial liabilities
Interest-bearing loans and other borrowings	13,100	—	2,339	731	—	16,170

Total	13,100	—	2,339	731	—	16,170

As at 31 December 2017, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB308 million (as at 31 December 2016: RMB420 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB3,541 million (as at 31 December 2016: RMB1,743 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2017 were RMB52 million (2016: exchange gains of RMB582 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) which was merged of China Insurance Regulatory Commission (“CIRC”) and China Banking Regulatory Commission, and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2017 and 2016.

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

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2017, 99.9% (as at 31 December 2016: 99.0%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2017, 99.9% (as at 31 December 2016: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2017, 99.8% (as at 31 December 2016: 99.5%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2017 and 2016.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity terms of no more than one year as at 31 December 2017 and 2016.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2017	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	409,528	409,528	—	—	—	—
Debt securities	1,255,052	—	127,830	240,582	271,538	1,240,465
Loans	383,504	—	141,679	105,063	64,386	128,753
Term deposits	449,400	—	104,976	252,571	133,013	2,823
Statutory deposits - restricted	6,333	—	4,084	734	2,106	—
Securities purchased under agreements to resell	36,185	—	36,185	—	—	—
Accrued investment income	50,641	—	44,789	5,602	250	—
Premiums receivable	14,121	—	14,121	—	—	—
Cash and cash equivalents	48,586	—	48,586	—	—	—

Subtotal	2,653,350	409,528	522,250	604,552	471,293	1,372,041

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,025,133	—	16,319	221,905	47,109	(3,807,542)
Investment contracts	232,500	—	(15,308)	(29,981)	(26,892)	(388,320)
Contractual cash outflows
Securities sold under agreements to repurchase	87,309	—	(87,309)	—	—	—
Financial liabilities at fair value through profit or loss	2,529	(2,529)	—	—	—	—
Annuity and other insurance balances payable	44,820	—	(44,820)	—	—	—
Interest-bearing loans and other borrowings	18,794	—	(1,240)	(18,557)	—	—

Subtotal	2,411,085	(2,529)	(132,358)	173,367	20,217	(4,195,862)

Net cash inflows/(outflows)	242,265	406,999	389,892	777,919	491,510	(2,823,821)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2016	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	421,383	421,383	—	—	—	—
Debt securities	1,148,894	—	210,589	214,105	188,740	1,014,074
Loans	226,573	—	119,247	47,606	41,697	55,106
Term deposits	538,325	—	199,657	260,065	117,012	8,858
Statutory deposits - restricted	6,333	—	1,909	4,720	209	—
Securities purchased under agreements to resell	43,538	—	43,538	—	—	—
Accrued investment income	55,945	—	44,722	11,100	123	—
Premiums receivable	13,421	—	13,421	—	—	—
Cash and cash equivalents	67,046	—	67,046	—	—	—

Subtotal	2,521,458	421,383	700,129	537,596	347,781	1,078,038

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	1,847,986	—	(43,322)	97,236	35,088	(3,229,394)
Investment contracts	195,706	—	(15,880)	(34,147)	(33,128)	(259,905)
Contractual cash outflows
Securities sold under agreements to repurchase	81,088	—	(81,088)	—	—	—
Financial liabilities at fair value through profit or loss	2,031	(2,031)	—	—	—	—
Annuity and other insurance balances payable	39,038	—	(39,038)	—	—	—
Interest-bearing loans and other borrowings	16,170	—	(1,138)	(16,159)	—	—
Bonds payable	37,998	—	(39,032)	—	—	—

Subtotal	2,220,017	(2,031)	(219,498)	46,930	1,960	(3,489,299)

Net cash inflows/(outflows)	301,441	419,352	480,631	584,526	349,741	(2,411,261)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB83,910 million as at 31 December 2017 (as at 31 December 2016: RMB87,725 million). As at 31 December 2017, declared dividends of RMB68,731 million (as at 31 December 2016: RMB64,623 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB56,709 million and RMB173,557 million, respectively for the year ended 31 December 2017 (2016: RMB53,271 million and RMB140,565 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC (formerly CIRC), prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits - restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 9.4, Note 20 and Note 35, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1 - No.17):

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Core capital	706,516	639,396
Actual capital	706,623	677,768
Minimum capital	254,503	228,080
Core solvency ratio	278%	280%
Comprehensive solvency ratio	278%	297%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC (formerly CIRC) evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

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

According to Cai Kuai Bu Han [2017] No.1510 Notification of the Evaluation Results of Integrated Risk Rating (Classification Regulation) for the Third Quarter of 2017, released by the CIRC, the latest Integrated Risk Rating result of the Company was Category A.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

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

As at 31 December 2017, assets classified as Level 1 accounted for approximately 32.93% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2017, assets classified as Level 2 accounted for approximately 51.20% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2017, assets classified as Level 3 accounted for approximately 15.87% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2017:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities	196,673	48,989	89,111	334,773
- Debt securities	46,898	350,893	57,333	455,124
Securities at fair value through profit or loss
- Equity securities	52,300	963	655	53,918
- Debt securities	9,301	73,590	—	82,891

Total	305,172	474,435	147,099	926,706

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,529)	—	—	(2,529)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,541)	—	—	(2,541)

The following table presents the changes in Level 3 assets for the year ended 31 December 2017:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	13,733	76,445	1,061	91,239
Purchases	47,909	15,197	—	63,106
Transferred into Level 3	—	2,842	695	3,537
Transferred out of Level 3	—	(5,598)	(1,059)	(6,657)
Total gains/(losses) recorded in profit or loss	—	—	(42)	(42)
Total gains/(losses) recorded in other comprehensive income	(519)	315	—	(204)
Disposals	—	(90)	—	(90)
Maturity	(3,790)	—	—	(3,790)

Closing balance	57,333	89,111	655	147,099

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

4	RISK MANAGEMENT (CONTINUED)

4.3	Fair value hierarchy (continued)

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

For the assets and liabilities measured at fair value, during the year ended 31 December 2017, RMB19,275 million (2016: RMB8,932 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,652 million (2016: RMB8,668 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2017 and 2016, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2017 and 2016, unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

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

(iv) Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 32, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
- Term life	4,110	—	—	—	—
- Whole life	36,496	—	—	—	—
- Endowment	198,418	—	—	—	—
- Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
- Equity holders of the Company						32,253
- Non-controlling interests						499
Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)
Depreciation and amortisation	1,513	351	216	160	—	2,240

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713

Total						2,897,591

Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781

Total						2,572,281

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
- Term life	3,871	—	—	—	—
- Whole life	29,524	—	—	—	—
- Endowment	188,415	—	—	—	—
- Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
- Equity holders of the Company						19,127
- Non-controlling interests						458
Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)
Depreciation and amortisation	1,490	257	196	140	—	2,083

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
- Term life	3,476	—	—	—	—
- Whole life	28,119	—	—	—	—
- Endowment	177,871	—	—	—	—
- Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—
Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
- Equity holders of the Company						34,699
- Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076
Depreciation and amortisation	1,388	263	240	145	—	2,036

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2017	25,362	6,837	1,424	10,548	1,553	45,724
Transfers upon completion	7,073	49	—	(7,520)	312	(86)
Additions	70	450	174	15,747	13	16,454
Transfers into investment properties	—	—	—	(1,931)	—	(1,931)
Disposals	(48)	(463)	(195)	(148)	(48)	(902)

As at 31 December 2017	32,457	6,873	1,403	16,696	1,830	59,259

Accumulated depreciation
As at 1 January 2017	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)
Charge for the year	(953)	(632)	(144)	—	(181)	(1,910)
Disposals	16	444	187	—	46	693

As at 31 December 2017	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Transfers into investment properties	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017	23,185	1,751	448	16,696	627	42,707

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

6	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2016	24,253	6,616	1,387	7,565	1,308	41,129
Transfers upon completion	1,176	—	—	(1,438)	256	(6)
Additions	37	653	177	4,896	16	5,779
Disposals	(104)	(432)	(140)	(475)	(27)	(1,178)

As at 31 December 2016	25,362	6,837	1,424	10,548	1,553	45,724

Accumulated depreciation
As at 1 January 2016	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)
Charge for the year	(901)	(622)	(130)	—	(148)	(1,801)
Disposals	36	426	137	—	22	621

As at 31 December 2016	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,783	1,878	382	7,565	366	26,974

As at 31 December 2016	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017, the net book value of buildings above which are in process to obtain title certificates is RMB6,209 million (31 December 2016: Not significant).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

7	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2017	1,435
Additions	1,931

As at 31 December 2017	3,366

Accumulated depreciation
As at 1 January 2017	(244)
Charge for the year	(58)

As at 31 December 2017	(302)

Net book value
As at 1 January 2017	1,191

As at 31 December 2017	3,064

Fair value
As at 1 January 2017	2,201

As at 31 December 2017	4,629

Buildings RMB million
Cost
As at 1 January 2016	1,435
Additions	—

As at 31 December 2016	1,435

Accumulated depreciation
As at 1 January 2016	(198)
Charge for the year	(46)

As at 31 December 2016	(244)

Net book value
As at 1 January 2016	1,237

As at 31 December 2016	1,191

Fair value
As at 1 January 2016	2,238

As at 31 December 2016	2,201

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

7	INVESTMENT PROPERTIES (CONTINUED)

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

As at 31 December 2017, the net book value of investment properties which are in process to obtain title certificates is RMB1,872 million (31 December 2016: Nil).

The fair value of investment properties of the Group as at 31 December 2017 amounted to RMB4,629 million (as at 31 December 2016: RMB2,201 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

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

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2017 RMB million	2016 RMB million
As at 1 January	119,766	47,175
Change of the cost	37,110	68,387
Share of profit or loss	7,143	5,855
Declared dividends	(1,862)	(820)
Other equity movements	(685)	(831)

As at 31 December	161,472	119,766

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

				Movement
	Accounting method	Cost	As at 31 December 2016	Change of the cost		Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2017	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	32,162	50,229	—		4,186	—	(956)	—	53,459	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	12,680	—		1,201	(553)	298	—	13,626	29.79%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,929	—		328	(69)	(3)	—	8,185	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,419	—		47	—	—	—	1,466	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,000	—		1,351	(20)	16	—	21,347	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,829	—	21,829	(Note)	(18)	—	(28)	—	21,783	10.56%	—
Others (iv)	Equity Method	9,948	10,407	—		567	(776)	(466)	—	9,732		—

Subtotal		102,523	102,664	21,829		7,662	(1,418)	(1,139)	—	129,598		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	301	—		(10)	—	—	—	291	51.00%	—
Others (iv)	Equity Method	33,349	16,801	15,281		(509)	(444)	454	—	31,583		—

Subtotal		33,655	17,102	15,281		(519)	(444)	454	—	31,874		—

Total		136,178	119,766	37,110		7,143	(1,862)	(685)	—	161,472		(1,010)

Note: Including the amount originally held by the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

8	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

(i)	The Company proposed to subscribe for 1,869,586,305 additional shares offering of CGB at no more than RMB7.01 per share, with a total consideration of RMB13.2 billion. The specific subscription price and quantity will be subject to the adjustment based on the valuation result filed to state-owned assets authority. Upon the completion of transaction, the Company will hold 43.686% of CGB’s ownership interest, unchanged from prior to the transaction. As at 31 December 2017, the transaction has been reviewed and approved by the Board of Directors of the Company, and the relevant parties of the transaction have not entered into the contracts.

(ii)	The 2016 final dividend of HKD0.12 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2017. The Company received a cash dividend amounting to RMB239 million. The 2017 interim dividend of HKD0.167 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 23 August 2017. The Company received a cash dividend amounting to RMB314 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 29 December 2017 (the last trading day in 2017), the stock price of Sino-Ocean was HKD5.39 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2017. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2017.

(iii)	On 16 August 2017, the Company entered into an agreement to acquire 3,177,159,590 non-public offering of A ordinary shares of China Unicom, with a total consideration of RMB21.7 billion to participate into the Mixed Ownership Reform of China Unicom. Upon the completion of the transaction as at 31 October 2017, the Group’s share percentage of China Unicom increased from 0.08% to 10.56%, making the Company the second largest shareholder of China Unicom. In accordance with the articles of China Unicom, the Company is entitled to nominate candidates for the Board of Directors and Supervisors. The candidate of Board of Directors nominated by the Company was approved in the General Meeting of China Unicom on 8 February 2018. The management considered that the Group can exert significant influence upon China Unicom, and therefore accounted for it as an associate. On 29 December 2017 (the last trading day in 2017), the stock price of China Unicom was RMB6.33 per share. As at 31 December 2017, the Company had not yet completed the valuation for fair value of the identifiable net assets of China Unicom.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	Except for a 36-month restricted period of the investment in China Unicom, as mentioned in (iii), the Group has no restrictions to transact other investments in associates and joint ventures.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

As at 31 December 2017, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint venture
Sanya Company	PRC	51.00%

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%

Joint venture
Sanya Company	PRC	51.00%

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2017 and for the year ended 31 December 2017:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Sanya Company RMB million
Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	888
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	317
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	571
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	571
Total adjustments (i)	2,267	(2,617)	—	—	676	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	571
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	51.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	291
Impairment	—	(1,010)	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	291

Total revenues	50,531	49,236	61,142	399	5,644	274,829	—
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	(20)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	(20)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2016 and for the year ended 31 December 2016:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	Sanya Company RMB million
Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,276	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2017 and 31 December 2016. The Group had a capital contribution commitment of RMB20.996 billion with a joint venture as at 31 December 2017 (31 December 2016: RMB2,991 million). The capital contribution commitment amount has been included in the capital commitments in Note 38.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS
9.1	Held-to-maturity securities

	As at 31 December 2017	As at 31 December 2016
	RMB million	RMB million
Debt securities
Government bonds	125,866	97,196
Government agency bonds	241,808	169,001
Corporate bonds	200,869	178,444
Subordinated bonds/debts	148,494	150,089

Total	717,037	594,730

Debt securities
Listed in Mainland, PRC	91,631	64,192
Listed in Hong Kong, PRC	136	144
Listed in Singapore	19	20
Unlisted	625,251	530,374

Total	717,037	594,730

The estimated fair value of all held-to-maturity securities was RMB692,984 million as at 31 December 2017 (as at 31 December 2016: RMB619,152 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities - Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within one year	22,496	30,615
After one year but within five years	112,932	71,661
After five years but within ten years	288,496	231,608
After ten years	293,113	260,846

Total	717,037	594,730

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS (CONTINUED)

9.2	Loans

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Policy loans	107,957	92,442
Other loans (i)	275,547	134,131

Total	383,504	226,573

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within one year	128,856	112,592
After one year but within five years	132,575	70,978
After five years but within ten years	90,556	25,503
After ten years	31,517	17,500

Total	383,504	226,573

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2017, asset management products of RMB44,835 million (as at 31 December 2016: RMB37,679 million) were owned by the Group, which are issued by CL AMC (including its subsidiaries), a subsidiary of the Company. The total assets of those products were RMB62,015 million (as at 31 December 2016: RMB114,499 million). Meanwhile, the Group also owned asset management products of RMB202,255 million (as at 31 December 2016: RMB77,999 million) issued by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2017, the Group’s investment income from the above asset management products was RMB10,150 million (2016: RMB6,820 million), and the related asset management fee received by AMC (including its subsidiaries) for all asset management products it issued was RMB222 million (2016: RMB236 million).

9.3	Term deposits

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within one year	97,076	185,835
After one year but within five years	349,524	344,790
After five years but within ten years	2,800	7,700

Total	449,400	538,325

As at 31 December 2017, term deposits of RMB16.691 billion (2016: RMB13.2 billion) deposited in banks for overseas borrowings backed by domestic deposits business are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of the Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of the Agricultural Bank of China. As at 31 December 2017, the Company arranged overseas borrowings backed by domestic term deposit transactions with the Beijing Xicheng branch of the Agricultural Bank of China with amounts of RMB6,861 million, RMB7,080 million and RMB750 million, respectively.

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of the Company’s subsidiary, Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (“Guo Yang Guo Sheng”), entered into a loan agreement with a subsidiary of the Agricultural Bank of China. Guo Yang Guo Sheng arranged overseas borrowings backed by domestic deposit transactions with the Beijing Xicheng branch of the Agricultural Bank of China. As at 31 December 2017, the amounts of term deposits and current deposits are RMB2,000 million and RMB1,247 million, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS (CONTINUED)

9.4	Statutory deposits - restricted

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Contractual maturity schedule:
Within one year	3,933	1,720
After one year but within five years	2,400	4,613

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC (formerly CIRC). These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	24,632	21,653
Government agency bonds	157,765	146,310
Corporate bonds	197,133	188,337
Subordinated bonds/debts	13,495	16,708
Wealth management products	430	11,321
Others (i)	61,669	15,429

Subtotal	455,124	399,758

Equity securities
Funds	91,344	105,290
Common stocks	129,424	100,131
Preferred stocks	31,651	27,880
Wealth management products	40,327	81,854
Others (i)	42,027	30,673

Subtotal	334,773	345,828

Available-for-sale securities, at cost
Equity securities
Others (i)	20,837	20,837

Total	810,734	766,423

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS (CONTINUED)

9.5	Available-for-sale securities (continued)

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Debt securities
Listed in Mainland, PRC	44,929	37,163
Unlisted	410,195	362,595

Subtotal	455,124	399,758

Equity securities
Listed in Mainland, PRC	93,384	91,011
Listed in Hong Kong, PRC	41,507	25,034
Listed overseas	132	232
Unlisted	220,587	250,388

Subtotal	355,610	366,665

Total	810,734	766,423

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities - Contractual maturity schedule	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within one year	42,410	33,261
After one year but within five years	153,630	144,443
After five years but within ten years	167,552	113,779
After ten years	91,532	108,275

Total	455,124	399,758

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS (CONTINUED)

9.6	Securities at fair value through profit or loss

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Debt securities
Government bonds	2,081	380
Government agency bonds	9,084	6,762
Corporate bonds	66,915	144,131
Others	4,811	3,133

Subtotal	82,891	154,406

Equity securities
Funds	9,892	14,683
Common stocks	44,026	40,035

Subtotal	53,918	54,718

Total	136,809	209,124

Debt securities
Listed in Mainland, PRC	26,776	19,512
Listed overseas	292	89
Unlisted	55,823	134,805

Subtotal	82,891	154,406

Equity securities
Listed in Mainland, PRC	39,442	37,614
Listed in Hong Kong, PRC	79	74
Listed overseas	7,187	6,284
Unlisted	7,210	10,746

Subtotal	53,918	54,718

Total	136,809	209,124

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

9.7	Securities purchased under agreements to resell

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Maturing:
Within 30 days	36,055	43,518
After 30 but within 90 days	130	20

Total	36,185	43,538

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

9	FINANCIAL ASSETS (CONTINUED)

9.8	Accrued investment income

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Bank deposits	24,942	35,763
Debt securities	21,423	17,642
Others	4,276	2,540

Total	50,641	55,945

Current	44,789	44,722
Non-current	5,852	11,223

Total	50,641	55,945

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Held-to-maturity securities (ii)	717,037	594,730	692,984	619,152
Loans (iii)	383,504	226,573	375,899	231,005
Term deposits	449,400	538,325	449,400	538,325
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	789,897	745,586	789,897	745,586
Securities at fair value through profit or loss	136,809	209,124	136,809	209,124
Securities purchased under agreements to resell	36,185	43,538	36,185	43,538
Cash and cash equivalents	48,586	67,046	48,586	67,046
Investment contracts (iii)	(232,500)	(195,706)	(229,222)	(192,373)
Financial liabilities at fair value through profit or loss	(2,529)	(2,031)	(2,529)	(2,031)
Securities sold under agreements to repurchase	(87,309)	(81,088)	(87,309)	(81,088)
Bonds payable (iii)	—	(37,998)	—	(38,204)
Interest-bearing loans and borrowings	(18,794)	(16,170)	(18,794)	(16,170)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity securities under Level 1 was RMB55,137 million and that under Level 2 was 637,847 million as at 31 December 2017 (as at 31 December 2016: Level 1 RMB76,299 million and Level 2 RMB542,853 million).
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans, investment contracts at amortised cost and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost, and bonds payable were classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

11	PREMIUMS RECEIVABLE

As at 31 December 2017, the carrying value of premiums receivable within one year was RMB14,079 million (as at 31 December 2016: RMB13,346 million).

12	REINSURANCE ASSETS

	As at 31 December 2017 million	As at 31 December 2016 RMB million
Long-term insurance contracts ceded (Note 14)	2,351	1,783
Due from reinsurance companies	64	123
Ceded unearned premiums (Note 14)	527	125
Claims recoverable from reinsurers (Note 14)	104	103

Total	3,046	2,134

Current	695	351
Non-current	2,351	1,783

Total	3,046	2,134

13	OTHER ASSETS

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Investments receivable	15,466	911
Land use rights	6,201	5,855
Automated policy loans	3,050	2,814
Disbursements	2,705	1,718
Due from related parties	987	927
Prepaid to constructors	403	6,571
Others	5,140	3,217

Total	33,952	22,013

Current	25,933	15,665
Non-current	8,019	6,348

Total	33,952	22,013

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

14	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 31 December 2017	4.85%
As at 31 December 2016	4.45%~4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin for the past two years are as follows:

Discount rate assumptions
As at 31 December 2017	3.31%~4.86%
As at 31 December 2016	3.23%~4.68%

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

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

14	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2017	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2017	As at 31 December 2016
	RMB million	RMB million
Gross
Long-term insurance contracts	1,999,066	1,825,956
Short-term insurance contracts
- Claims and claim adjustment expenses	13,778	11,538
- Unearned premiums	12,289	10,492

Total, gross	2,025,133	1,847,986

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(2,351)	(1,783)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(104)	(103)
- Unearned premiums (Note 12)	(527)	(125)

Total, ceded	(2,982)	(2,011)

Net
Long-term insurance contracts	1,996,715	1,824,173
Short-term insurance contracts
- Claims and claim adjustment expenses	13,674	11,435
- Unearned premiums	11,762	10,367

Total, net	2,022,151	1,845,975

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

14	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2017	2016
	RMB million	RMB million
Notified claims	2,085	1,748
Incurred but not reported	9,453	7,520

Total as at 1 January - Gross	11,538	9,268

Cash paid for claims settled
- Cash paid for current year claims	(21,404)	(16,364)
- Cash paid for prior year claims	(10,460)	(8,877)
Claims incurred
- Claims arising in current year	33,926	27,120
- Claims arising in prior years	178	391

Total as at 31 December - Gross	13,778	11,538

Notified claims	2,672	2,085
Incurred but not reported	11,106	9,453

Total as at 31 December - Gross	13,778	11,538

The table below presents movements in unearned premium reserves:

	2017			2016
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	10,492	(125)	10,367	7,944	(87)	7,857
Increase	12,289	(527)	11,762	10,492	(125)	10,367
Release	(10,492)	125	(10,367)	(7,944)	87	(7,857)

As at 31 December	12,289	(527)	11,762	10,492	(125)	10,367

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

14	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2017 RMB million	2016 RMB million
As at 1 January	1,825,956	1,698,773
Premiums	464,898	390,438
Release of liabilities (i)	(379,262)	(353,048)
Accretion of interest	78,232	73,644
Change in assumptions
- Change in discount rates	6,599	14,262
- Change in other assumptions (ii)	2,424	474
Other movements	219	1,413

As at 31 December	1,999,066	1,825,956

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2017, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB1,718 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB706 million.

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

15	INVESTMENT CONTRACTS

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Investment contracts with DPF at amortised cost	57,153	53,688
Investment contracts without DPF
- At amortised cost	175,335	142,006
- At fair value through profit or loss	12	12

Total	232,500	195,706

The table below presents movements of investment contracts with DPF:

	2017 RMB million	2016 RMB million
As at 1 January	53,688	50,295
Deposits received	4,829	4,680
Deposits withdrawn, payments on death and other benefits	(2,510)	(2,357)
Policy fees deducted from account balances	(37)	(36)
Interest credited	1,183	1,106

As at 31 December	57,153	53,688

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Guaranteed loans	17 June 2019	3.54%		2,413	2,339
Guaranteed loans	27 September 2019	2.30%		6,338	6,579
Guaranteed loans	30 September 2019	2.40%		6,142	6,521
Guaranteed loans	9 June 2017	1.50%		—	731
Guaranteed loans	11 January 2018	1.495%		780	—
Credit loans	6 December 2020	EURIBOR + 3.8%	(i)	3,121	—

Total				18,794	16,170

(i)	3.8% when EURIBOR is negative.

17	BONDS PAYABLE

As at 31 December 2017, the carrying value of bonds payable is nil (as at 31 December 2016: the carrying value and par value are RMB37,998 million and RMB38,000 million, respectively).

			Par value
Issue date	Maturity date	Interest rate p.a.	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
29 June 2012	29 June 2022	4.70%	—	28,000
5 November 2012	5 November 2022	4.58%	—	10,000

Total			—	38,000

The Company issued the above two subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining five years are 6.70% and 6.58%, respectively. On 29 June 2017 and 6 November 2017, the Company exercised the option right to redeem the subordinated bonds issued on 29 June 2012 and 5 November 2012, and redeemed all of the subordinated bonds registered on the record dates of redemption, with the amounts of RMB28,000 million and RMB10,000 million, respectively.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Interbank market	75,002	65,479
Stock exchange market	12,307	15,609

Total	87,309	81,088

Maturing:
Within 30 days	87,309	81,088

Total	87,309	81,088

As at 31 December 2017, bonds with a carrying value of RMB79,543 million (as at 31 December 2016: RMB76,207 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2017, the carrying value of securities deposited in the collateral pool was RMB139,727 million (as at 31 December 2016: RMB81,280 million). The collateral is restricted from trading during the period of the repurchase transaction.

19	OTHER LIABILITIES

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Salary and welfare payable	10,129	7,234
Interest payable to policyholders	9,614	8,006
Payable to third party holders of consolidated trust schemes and debt investment schemes	6,252	5,488
Brokerage and commission payable	5,659	3,713
Payable to constructors	2,668	1,032
Agent deposits	1,906	1,611
Stock appreciation rights (Note 30)	833	654
Tax payable	689	657
Interest payable of debt instruments	127	813
Others	9,553	7,628

Total	47,430	36,836

Current	47,430	36,836
Non-current	—	—

Total	47,430	36,836

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

21	INVESTMENT INCOME

	For the year ended 31 December
	2017	2016	2015
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	30,669	24,854	24,541
- available-for-sale securities	19,608	17,499	18,526
- at fair value through profit or loss	3,618	5,683	1,382
Equity securities
- available-for-sale securities	27,019	19,744	8,950
- at fair value through profit or loss	920	527	326
Bank deposits	23,827	27,851	32,285
Loans	16,320	12,018	11,115
Securities purchased under agreements to resell	746	971	368
Others	—	—	89
Total	122,727	109,147	97,582

For the year ended 31 December 2017, the interest income included in investment income was RMB94,788 million (2016: RMB88,876 million, 2015: RMB88,306 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2017	2016	2015
	RMB million	RMB million	RMB million
Debt securities
Realised gains	(9)	189	(4)
Impairment	(114)	(143)	—
Subtotal	(123)	46	(4)
Equity securities
Realised gains	2,808	8,505	32,622
Impairment	(2,643)	(2,513)	(321)
Subtotal	165	5,992	32,301
Total	42	6,038	32,297

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2017, the Group recognised an impairment charge of RMB619 million (2016: RMB1,615 million, 2015: RMB147 million) of available-for-sale funds, an impairment charge of RMB2,024 million (2016: RMB898 million, 2015: RMB174 million) of available-for-sale common stocks, and an impairment charge of RMB114 million (2016: RMB143 million, 2015: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2017 RMB million	2016 RMB million	2015 RMB million
Debt securities	(1,542)	(918)	766
Equity securities	8,179	(6,319)	9,324
Stock appreciation rights	(179)	191	180
Financial liabilities at fair value through profit or loss	(275)	(48)	(61)

Total	6,183	(7,094)	10,209

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

26	FINANCE COSTS

	For the year ended 31 December
	2017 RMB million	2016 RMB million	2015 RMB million
Interest expenses for bonds payable	1,033	3,126	3,430
Interest expenses for securities sold under agreements to repurchase	3,144	1,460	784
Interest expenses for interest-bearing loans and borrowings	424	181	106
Total	4,601	4,767	4,320

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2017 RMB million	2016 RMB million	2015 RMB million
Employee salaries and welfare costs	18,741	15,955	13,045
Housing benefits	933	838	824
Contribution to the defined contribution pension plan	2,357	1,798	1,678
Depreciation and amortisation	2,240	2,083	2,036
Foreign exchange (gains)/losses	(52)	(582)	(812)
Remuneration in respect of audit services provided by auditors	59	58	60

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2017 RMB million	2016 RMB million	2015 RMB million
Current taxation - Enterprise income tax	9,457	5,200	15,408
Deferred taxation	(538)	(943)	(4,664)
Total tax charges	8,919	4,257	10,744

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2016: 25%, 2015: 25%,) is as follows:

	For the year ended 31 December
	2017 RMB million	2016 RMB million	2015 RMB million
Profit before income tax	41,671	23,842	45,931
Tax computed at the statutory tax rate	10,418	5,961	11,483
Non-taxable income (i)	(7,847)	(6,080)	(3,324)
Expenses not deductible for tax purposes (i)	6,105	4,259	2,655
Unused tax losses	6	58	1
Tax losses utilised from previous periods	(15)	(49)	(41)
Others	252	108	(30)
Income tax at the effective tax rate	8,919	4,257	10,744

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

28	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2016: 25%, 2015: 25%) is as follows (continued):

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2017 and 2016, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred	tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(614)	1,126	431	943
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	12,639	—	12,639
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
- Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	1,072	(1,279)	745	538
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	3,759	—	3,759
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
- Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

(i)	The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities and securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB607 million as at 31 December 2017(as at 31 December 2016: RMB807 million). Unrecognised deductible temporary differences of the Group amounted to RMB243 million as at 31 December 2017 (as at 31 December 2016: RMB219 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

28	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	1,980	3,024
- deferred tax assets to be recovered within 12 months	4,493	3,626

Subtotal	6,473	6,650

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(9,131)	(13,037)
- deferred tax liabilities to be settled within 12 months	(2,213)	(1,381)

Subtotal	(11,344)	(14,418)

Net deferred tax liabilities	(4,871)	(7,768)

29	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2017 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2016: 28,264,705,000 ordinary shares).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

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

All the stock appreciation rights awarded were fully vested as at 31 December 2017. As at 31 December 2017, there were 55.01 million units outstanding and exercisable (as at 31 December 2016: 55.01 million units). As at 31 December 2017, the amount of intrinsic value for the vested stock appreciation rights was RMB820 million (as at 31 December 2016: RMB641 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 20% to 32%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 0.51% to 1.02%.

The Company recognised a loss of RMB179 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2017 (2016: fair value gains of RMB191 million, 2015: fair value gains of RMB180 million). RMB820 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2017 (as at 31 December 2016: RMB641 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2017 (as at 31 December 2016: Nil).

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 31 May 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling RMB6,784 million in respect of the year ended 31 December 2016 was declared and paid in 2017. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2017.

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

A distribution of RMB380 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2017 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

A distribution of RMB386 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2016 according to the authorization by the Board of Directors, which was delegated by the General Meeting.

A distribution of RMB185 (inclusive of tax) million to the holders of Core Tier 2 Capital Securities was approved by the management in 2015 according to the authorization by the Board of Directors, , which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 22 March 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling approximately RMB11,306 million for the year ended 31 December 2017 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2017.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

(b)	Subsidiaries

Refer to Note 32(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2016 million	Increase million	Decrease million	As at 31 December 2017 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”) (i)	RMB1,060	RMB931	—	RMB1,991
CL AMP	RMB588	—	—	RMB588
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”) (ii)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,730	—	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2

(i)	In March 2017, the Company completed a RMB260 million capital contribution to Suzhou Pension Company, after which the paid-in capital of Suzhou Pension Company increased from RMB1,326 million to RMB1,586 million. As at 31 December 2017, Suzhou Pension Company completed its business registration modification procedure for the registered capital with the amount increased from RMB1,060 million to RMB1,991 million.
(ii)	In March and July 2017 respectively, the Company completed RMB370 million and RMB231 million capital contributions to Rui Chong Company, after which the paid-in capital of Rui Chong Company increased from RMB6,199 million to RMB6,800 million.
(iii)	For those subsidiaries which were not set up or invested in Mainland China or incorporated as partnership, the legal definition of registered capital is not applicable for them.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,326	100.00% directly	RMB260	—	RMB1,586	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,199	100.00% directly	RMB601	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—	—	100.00% directly
Golden Bamboo Limited	RMB1,734	100.00% directly	—	—	RMB1,734	100.00% directly
Sunny Bamboo Limited	RMB1,632	100.00% directly	—	—	RMB1,632	100.00% directly
Fortune Bamboo Limited	RMB2,176	100.00% directly	—	—	RMB2,176	100.00% directly
China Century Core Fund Limited (“Century Core Fund”)	USD894	100.00% indirectly	USD2	—	USD896	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	—	RMB1,730	100.00% directly
Franklin Shenzhen Company	USD0.6	100.00% indirectly	—	—	USD0.6	100.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)	As at 31 December 2016				As at 31 December 2017
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng(i)	—	—	RMB3,250	—	RMB3,250	99.997% directly
New Capital Wisdom Limited (i)	—	—	—	—	—	100.00% indirectly
New Fortune Wisdom Limited (i)	—	—	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership (i)	—	—	USD447	—	USD447	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”) (i)	—	—	RMB606	—	RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”) (i)	—	—	RMB606	—	RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Wan Sheng”) (i)	—	—	RMB3,900	—	RMB3,900	99.998% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (“Bai Ning”) (i)	—	—	RMB1,680	—	RMB1,680	99.98% directly

(i)	Guo Yang Guo Sheng, New Capital Wisdom Limited, New Fortune Wisdom Limited, Wisdom Forever Limited Partnership, Yuan Shu Yuan Jiu, Yuan Shu Yuan Pin, Wan Sheng, and Bai Ning are new subsidiaries set up or invested by the Company in 2017.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2017	2016	2015
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i) (viii)	740	869	950
Asset management fee received from CLIC	(ii.a)	107	124	133
Payment of dividends from the Company to CLIC		4,638	8,116	7,729
Distribution of profits from AMC to CLIC		125	143	106
Asset management fee received from CL Overseas	(ii.b)	119	74	39
Asset management fee received from CLP&C	(ii.c)	14	36	26
Payment of insurance premium to CLP&C		44	49	51
Claim and other payments received from CLP&C		16	18	17
Agency fee received from CLP&C	(iii) (viii)	3,030	2,337	1,464
Payment of an agency fee to CLP&C	(iii)	1	2	4
Rental and a service fee received from CLP&C		59	43	49
Cash dividend from CLP&C (Note 8)		69	135	—
Payment of rental, project fee and other expenses to CLRE		50	44	38
Property leasing expenses charged by CLI	(iv)	78	81	84
Asset management fee received from CLI		9	13	17
Payment to CLI for purchase of fixed assets		—	141	97
Payment of an asset management fee to CLI	(ii.d) (viii)	396	298	167
Property leasing income received from CLI		37	38	38
Payment of a business management service fee to CL Ecommerce	(vi)	64	56	29
Transactions between CGB and the Group
Interest on deposits received from CGB		1,382	685	524
Commission expenses charged by CGB	(v)	92	42	15
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 8)		553	248	422
Interest payment of corporate bonds received from Sino-Ocean		27	38	34
Project management fee paid to Sino-Ocean		55	60	59
Transactions between EAP and the Group
Contribution to EAP		700	337	303
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group		1,240	437	—
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e) (viii)	1,154	1,081	1,020
Distribution of profits from AMC		187	215	158
Transactions between Pension Company and the Company
Rental received from Pension Company		43	34	24
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	42	31	20
Marketing fee income for promotion of annuity business from Pension Company		10	14	14
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	14	14
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		260	526	500
Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		601	—	—
Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		203	134	—
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		3,944	443	187
Distribution of profits from the Group’s other subsidiaries to the Company		70	—	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 28 June 2017, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2016 to 31 December 2016. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. On 15 December 2017, CL Overseas renewed the agreement with AMC HK, effective to the next year when the contract is signed and sealed. The terms are applied in 2017. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties with written consent in 5 years.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement was effective from 1 January 2015 to 31 December 2016. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 1 January 2017, the agreement was automatically renewed to 31 December 2017. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which was effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is retrospectively effective from 1 January 2017 to 31 December 2018. The management fee rates of fixed-income projects and non-fixed-income projects remain the same as those in the previous agreement. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which is effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2017, the agreement was automatically renewed for one year.

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(v)	On 12 August 2016, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)	On 26 October 2016, the Company and CL Ecommerce renewed a one year agreement for managing the regional telemarketing centre, which was effective from 1 January 2016 and expired on 31 December 2016. The agreement is subject to an automatic one-year renewal if no objections are raised by both parties. On 1 January 2017, the agreement was automatically renewed for one year. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

(vii)	On 28 November 2016, the Company and Pension Company signed a new agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expired on 31 December 2017. The agreement is subject to an automatic one-year renewal if no objections were raised by either party upon expiry. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated statement of the comprehensive income of the Group.

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest-bearing, unsecured and have no fixed repayment dates except for deposits with CGB, interbank certificates of deposits of CGB, wealth management product of CGB and corporate bonds issued by Sino-Ocean.

	As at 31 December 2017	As at 31 December 2016
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	420	529
Amount due from CL Overseas	122	47
Amount due from CLP&C	428	332
Amount due to CLP&C	(6)	—
Amount due from CLI	9	12
Amount due to CLI	(265)	(206)
Amount due from CLRE	2	2
Amount deposited with CGB	33,385	26,342
Interbank certificates of deposits of CGB	199	—
Wealth management products of CGB	330	—
Amount due from CGB	1,041	365
Amount due to CGB	(31)	(17)
Corporate bonds of Sino-Ocean	592	643
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	6	5
Amount due to CL Ecommerce	(78)	(66)
The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	57	47
Amount due to Pension Company	(19)	(17)
Amount due to AMC	(207)	(604)
Amount due to AMC HK	(4)	(8)

(i)	Key management personnel compensation

	For the year ended 31 December
	2017	2016	2015
	RMB million	RMB million	RMB million
Salaries and other benefits	18	28	25

The total compensation package for the Company’s key management personnel for the year ended 31 December 2017 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2016 has been approved by the relevant authorities. The total compensation of 2016 was RMB28 million, including a deferred payment about RMB6 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

32	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

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

As at 31 December 2017, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2017, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

33	SHARE CAPITAL

	As at 31 December 2017		As at 31 December 2016
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2017, the Company’s share capital was as follows:

		As at 31 December 2017
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

34	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2016	Increase	Decrease	As at 31 December 2017
	RMB million	RMB million	RMB million	RMB million
Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. The Securities are issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2017	As at 31 December 2016
	RMB million	RMB million
Equity attributable to equity holders of the Company	320,933	303,621
Equity attributable to ordinary equity holders of the Company	313,142	295,830
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,377	4,027
Equity attributable to ordinary equity holders of non-controlling interests	4,377	4,027

Refer to Note 31 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2017. As at 31 December 2017, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

35	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for -sale securities	Share of other comprehensive income of investees under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)
As at 1 January 2015	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919
Other comprehensive income for the year	—	—	6,709	364	—	—	—	3	7,076
Appropriation to reserves	—	—	—	—	3,438	3,160	3,492	—	10,090
Others	—	296	—	—	—	—	—	—	296

As at 31 December 2015	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381

As at 1 January 2016	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381
Other comprehensive income for the year	—	—	(24,863)	(918)	—	—	—	7	(25,774)
Appropriation to reserves	—	—	—	—	1,927	3,438	2,002	—	7,367
Others	—	33	—	—	—	—	—	—	33

As at 31 December 2016	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007

As at 1 January 2017	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007
Other comprehensive income for the year	—	—	(7,086)	21	—	—	—	(847)	(7,912)
Appropriation to reserves	—	—	—	—	3,218	1,927	3,300	—	8,445
Others	—	135	—	—	—	—	—	—	135

As at 31 December 2017	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,218 million for the year ended 31 December 2017 (2016: RMB1,927 million, 2015: RMB3,438 million).
(b)	Approved at the Annual General Meeting in May 2017, the Company appropriated RMB1,927 million to the discretionary reserve fund for the year ended 31 December 2016 based on net profit under CAS (2016: RMB3,438 million, 2015: RMB3,160 million).
(c)	Pursuant to “Financial Standards of Financial Enterprises—Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2017, the Company appropriated 10% of net profit under CAS which amounted to RMB3,218 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2016: RMB1,927 million, 2015: RMB3,438 million). In addition, pursuant to the CAS, the Group appropriated RMB82 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2016: RMB75 million, 2015: RMB54 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

36	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to third party holders of consolidated trust schemes and debt investment schemes RMB million	Other liability -interest payable related to financing activities RMB million	Total RMB million
At 1 January 2017	16,170	37,998	81,088	5,488	813	141,557
Changes from financing cash flows	3,121	(38,000)	6,228	764	(5,671)	(33,558)
Foreign exchange movement	(497)	—	—	—	—	(497)
Changes arising from losing control of consolidated structured entities	—	—	(7)	—	—	(7)
Interest expense	—	2	—	—	4,985	4,987

At 31 December 2017	18,794	—	87,309	6,252	127	112,482

37	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Pending lawsuits	493	588

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2017 and 2016, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

38	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Contracted, but not provided for
Investments	86,582	39,616
Property, plant and equipment	5,202	5,462
Others	—	1

Total	91,784	45,079

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

38	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments - as lessee

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Not later than one year	784	632
Later than one year but not later than five years	1,101	764
Later than five years	44	27
Total	1,929	1,423

The operating lease payments charged to profit before income tax for the year ended 31 December 2017 were RMB1,204 million (2016: RMB994 million).

(c)	Operating lease commitments - as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2017 RMB million	As at 31 December 2016 RMB million
Not later than one year	254	186
Later than one year but not later than five years	411	267
Later than five years	76	10
Total	741	463