Form 20-F
period 2018-12-31
CHINA LIFE INSURANCE CO LTD
filed 2019-04-24
CIK 1268896

As filed with the Securities and Exchange Commission on April 24, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB 1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2016, the China Insurance Yearbook 2017, the China Insurance Yearbook 2018 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CBIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC. References to “SAFE” mean the State Administration of Foreign Exchange of the PRC. References to “SAMR” mean the State Administration for Market Regulation of the PRC.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$ 1.00 to RMB 6.8755, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2018 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	331,010	363,971	430,498	511,966	535,826	77,933
Less: premiums ceded to reinsurers	(515)	(978)	(1,758)	(3,661)	(4,503)	(655)

Net written premiums	330,495	362,993	428,740	508,305	531,323	77,278
Net change in unearned premium reserves	(390)	(692)	(2,510)	(1,395)	700	102

Net premiums earned	330,105	362,301	426,230	506,910	532,023	77,380

Investment income	93,548	97,582	109,147	122,727	125,167	18,205
Net realized gains on financial assets	7,120	32,297	6,038	42	(19,591)	(2,849)
Net fair value gains through profit or loss	5,808	10,209	(7,094)	6,183	(18,278)	(2,658)
Other income	4,185	5,060	6,460	7,493	8,098	1,176

Total revenues	440,766	507,449	540,781	643,355	627,419	91,254

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(192,659)	(221,701)	(253,157)	(259,708)	(248,736)	(36,177)
Accident and health claims and claim adjustment expenses	(16,752)	(21,009)	(27,269)	(33,818)	(40,552)	(5,898)
Increase in insurance contract liabilities	(105,883)	(109,509)	(126,619)	(172,517)	(189,931)	(27,624)
Investment contract benefits	(1,958)	(2,264)	(5,316)	(8,076)	(9,332)	(1,357)
Policyholder dividends resulting from participation in profits	(24,866)	(33,491)	(15,883)	(21,871)	(19,646)	(2,857)
Underwriting and policy acquisition costs	(27,147)	(35,569)	(52,022)	(64,789)	(62,705)	(9,120)
Finance costs	(4,726)	(4,320)	(4,767)	(4,601)	(4,116)	(599)
Administrative expenses	(25,432)	(27,458)	(31,854)	(35,953)	(37,486)	(5,452)
Other expenses	(4,151)	(7,428)	(4,859)	(6,426)	(7,642)	(1,111)
Statutory insurance fund contribution	(701)	(743)	(1,048)	(1,068)	(1,097)	(160)

Total benefits, claims and expenses	(404,275)	(463,492)	(522,794)	(608,827)	(621,243)	(90,355)

Share of profit of associates and joint ventures, net	3,911	1,974	5,855	7,143	7,745	1,126
Profit before income tax	40,402	45,931	23,842	41,671	13,921	2,025
Income tax	(7,888)	(10,744)	(4,257)	(8,919)	(1,985)	(289)

Net profit	32,514	35,187	19,585	32,752	11,936	1,736

Attributable to:
- Equity holders of the Company	32,211	34,699	19,127	32,253	11,395	1,657
- Non-controlling interests	303	488	458	499	541	79
Basic and diluted earnings per share(1)	1.14	1.22	0.66	1.13	0.39	0.06

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	70,342	54,080	(44,509)	(15,003)	(24,591)	(3,577)
Amount transferred to net profit from other comprehensive income	(7,120)	(32,297)	(6,038)	(42)	19,549	2,843
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(11,035)	(12,767)	17,372	5,605	(32)	(5)
Share of other comprehensive income of associates and joint ventures under the equity method	120	353	(864)	20	735	107
Exchange differences on translating foreign operations	—	10	21	(865)	598	87
Income tax relating to components of other comprehensive income	(13,023)	(2,242)	8,242	2,359	1,716	250

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	39,284	7,137	(25,776)	(7,926)	(2,025)	(295)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—	—	—	—	—
Other comprehensive income for the year, net of tax	39,284	7,137	(25,776)	(7,926)	(2,025)	(295)

Total comprehensive income for the year, net of tax	71,798	42,324	(6,191)	24,826	9,911	1,441

Attributable to:
- Equity holders of the Company	71,443	41,775	(6,647)	24,341	9,325	1,356
- Non-controlling interests	355	549	456	485	586	85

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	25,348	26,974	30,389	42,707	47,281	6,877
Investment properties	1,283	1,237	1,191	3,064	9,747	1,418
Investments in associates and joint ventures	44,390	47,175	119,766	161,472	201,661	29,330
Held-to-maturity securities	517,283	504,075	594,730	717,037	806,717	117,332
Loans	166,453	207,267	226,573	383,504	450,251	65,486
Term deposits	690,156	562,622	538,325	449,400	559,341	81,353
Statutory deposits - restricted	6,153	6,333	6,333	6,333	6,333	921
Available-for-sale securities	607,531	770,516	766,423	810,734	870,533	126,614
Securities at fair value through profit or loss	53,052	137,990	209,124	136,809	138,717	20,176
Securities purchased under agreements to resell	11,925	21,503	43,538	36,185	9,905	1,441
Accrued investment income	44,350	49,552	55,945	50,641	48,402	7,040
Premiums receivable	11,166	11,913	13,421	14,121	15,648	2,276
Reinsurance assets	1,032	1,420	2,134	3,046	4,364	635
Other assets	19,411	23,642	22,013	33,952	33,437	4,862
Deferred tax assets	—	—	—	—	1,257	183
Cash and cash equivalents	47,034	76,096	67,046	48,586	50,809	7,390

Total assets	2,246,567	2,448,315	2,696,951	2,897,591	3,254,403	473,334

Liabilities and equity

Liabilities

Insurance contracts	1,603,446	1,715,985	1,847,986	2,025,133	2,216,031	322,308
Investment contracts	72,275	84,106	195,706	232,500	255,434	37,151
Policyholder dividends payable	74,745	107,774	87,725	83,910	85,071	12,373
Interest-bearing loans and borrowings	2,623	2,643	16,170	18,794	20,150	2,931
Bonds payable	67,989	67,994	37,998	—	—	—
Financial liabilities at fair value through profit or loss	10,890	856	2,031	2,529	2,680	390
Derivative financial liabilities	—	—	—	—	1,877	273
Securities sold under agreements to repurchase	46,089	31,354	81,088	87,309	192,141	27,946
Annuity and other insurance balances payable	25,617	30,092	39,038	44,820	49,465	7,194
Premiums received in advance	15,850	32,266	35,252	18,505	46,650	6,785
Other liabilities	20,062	26,514	36,836	47,430	58,426	8,498
Deferred tax liabilities	19,375	16,953	7,768	4,871	—	—
Current income tax liabilities	52	5,347	1,214	6,198	2,630	383
Statutory insurance fund	223	217	491	282	558	81

Total liabilities	1,959,236	2,122,101	2,389,303	2,572,281	2,931,113	426,313

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,111
Other equity instruments	—	7,791	7,791	7,791	7,791	1,133
Reserves	145,919	163,381	145,007	145,675	149,293	21,714
Retained earnings	109,937	123,055	122,558	139,202	133,022	19,347

Attributable to equity holders of the Company	284,121	322,492	303,621	320,933	318,371	46,305

Non-controlling interests	3,210	3,722	4,027	4,377	4,919	716

Total equity	287,331	326,214	307,648	325,310	323,290	47,021

Total liabilities and equity	2,246,567	2,448,315	2,696,951	2,897,591	3,254,403	473,334

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.8755 to US$ 1.00, the noon buying rate on December 31, 2018 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system that allows the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced a “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing rate, changes in a basket of currencies and the counter-cyclical factor. See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results”. In 2018, the Renminbi depreciated by approximately 5.23% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital account items, such as foreign direct investments, loans or securities, requires the approval of the SAFE and other relevant authorities. Although experimental policies were introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency are still in force in most parts of China.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we have continued to make our investments mainly in China and, as of December 31, 2018, approximately 97.84% of our total investment assets were in China. In particular, as of December 31, 2018, approximately 44.92% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and other debt securities as permitted by relevant government agencies; approximately 18.02% of our total investment assets consisted of term deposits with Chinese banks, of which 56.03% were placed with the five largest Chinese state-owned commercial banks; and approximately 14.51% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2018, we had RMB 424,657 million (US$ 61,764 million) invested in equity securities, among which RMB 134,152 million (US$ 19,512 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 44.92% of our investment assets as of December 31, 2018 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Defaults on our investments in loans may materially and adversely affect our profitability.

Approximately 14.51% of our investment assets as of December 31, 2018 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CBIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, we made our first domestic private equity fund investment in 2011. In 2012, we made a direct equity investment and, in 2013, we began making investments in commercial real estate properties. In 2014, we made our first overseas real estate investment, first overseas private equity fund investment and first domestic preferred shares investment. In 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments. For example, since January 2013, debt investment plans are no longer required to be filed with and reviewed by the CBIRC, and in March 2014, the CBIRC warned insurance companies of risks in debt investment plans. The CBIRC noted, among other things, that issuers of some debt investment plans are not properly backed by their parent companies which are supposed to guarantee the payments if the plans face financial difficulties. Parent companies of some issuers do not engage in operating activities that can generate cash inflows and do not have effective control over their subsidiaries. As a result, the consolidated financial statements of these companies may not fully reflect their capacity to make payments when the plans face financial difficulties. As of December 31, 2018, the total amount of our investment in debt investment plans was RMB 75,717 million (US$ 11,013 million). These factors could cause us to incur losses for our investments in these new investment channels or limit our ability to improve our rate of investment return.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC. Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 194 million (US$ 28 million) in foreign exchange losses for the year ended December 31, 2018, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

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

On June 10, 1999, the CIRC set the maximum guaranteed interest rate which insurance companies could commit to pay on new policies at 2.50% (compounded annually) and, in response, we set the guaranteed interest rates on our products at a range of between 1.50% and 2.50%. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for traditional non-participating insurance policies, universal life insurance policies and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC. This maximum valuation rate varies by product. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our insurance policies in force, it could result in the increase of the guaranteed interest rates of our new products and the decrease of our spread. We cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

As of December 31, 2018, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.64%, while our investment yields for the years ended December 31, 2018, 2017 and 2016 were 3.29%, 5.16% and 4.69%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. If the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

A substantial portion of our business is conducted through our exclusive agents. Because of differences in productivity, some of our sales agents are responsible for a disproportionately high percentage of our sales of individual products. If we are unable to retain and build on this core group of highly productive agents, our business could be materially and adversely affected. Increasing competition for agents from other insurance companies and business institutions and increasing labor costs in China may also force us to increase the compensation of our agents, which would increase our operating costs and reduce our profitability. In addition, on January 6, 2013, the CIRC issued the Regulatory Rules on Insurance Sales Personnel, or the Sales Personnel Rules, which became effective on July 1, 2013. Among other things, the Sales Personnel Rules provide that exclusive agents must have at least a college degree, instead of a junior high school degree as previously required by the CIRC. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries”. The CIRC has authorized its local branches to set the education degree requirements for exclusive agents by considering local conditions. We believe that if more CBIRC branches were to impose the requirement of having a college degree or above on new qualified exclusive agents, we cannot guarantee that we will not have difficulty in attracting and retaining productive agents in the future. In addition, as the market competition for qualified agents increases, our costs of attracting and retaining qualified agents may increase.

If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

Commercial banks are rapidly emerging as some of the fastest growing distribution channels in China. Many newly established domestic and foreign-invested life insurance companies have been focusing on commercial banks as one of their main distribution channels. In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. Among the six largest Chinese state-owned commercial banks, five banks and the controlling shareholder of the remaining one have set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks through which we sell life insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks choose to favor our competitors’ products over our own. In addition, as the bancassurance market becomes increasingly competitive, commercial banks may demand higher commission rates, which could increase our cost of sales and reduce our profitability. If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.

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

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in payments of insurance benefits, damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation, arbitration and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

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

United States Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or the IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or be subject to a 30% withholding tax on “withholdable payments”, which include, among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. Proposed regulations promulgated on December 13, 2018, or the proposed FATCA regulations, eliminate withholding on payments of gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passthru payments” that it makes to FFIs that have not entered into their own FFI agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Under the proposed FATCA regulations, withholding on foreign passthru payments will begin no earlier than the date that is two years after the date of publication in the Federal Register of final regulations that define the term “foreign passthru payment”. Consequently, the scope of any withholding on foreign passthru payments is uncertain at this time.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and the PCAOB will take to address this issue.

We may be adversely affected if additional remedial measures are imposed on the four China-based accounting firms which reached settlement with the SEC in the administrative proceedings brought by the SEC against them.

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017 and 2018 fiscal years, is one of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017 and 2018 fiscal years, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

According to statistical and unaudited market share information for the year of 2018 released by the CBIRC on its website, our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, Huaxia Life Insurance Company Limited, or Huaxia Life, and Taiping Life Insurance Company Limited, or Taiping Life. Ping An Life, China Pacific Life, Huaxia Life, Taiping Life and we together accounted for approximately 56% of the life insurance premiums in China in 2018, with our market share in China increasing from 19.7% in 2017 to 20.4% in 2018. Each of Ping An Life, China Pacific Life, Huaxia Life and Taiping Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. According to statistical and market share information derived from China Insurance Yearbook, in 2017, the last year for which the audited market information for separate business segments and geographic markets business is available, Ping An Life had a greater market share than we did in Beijing, Shanghai, Guangdong, Tianjin, Hubei, Chongqing, Qingdao, Liaoning, Dalian, Shenzhen, Xiamen, Hainan and Ningbo. We also face competition from insurance companies owned or controlled by commercial banks.

Among the six largest Chinese state-owned commercial banks, five banks and the controlling shareholder of the remaining one have set up their own life insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. In addition, we also face competition from smaller insurance companies, which may have competitive advantages in various regions in which we operate, and new entrants to the group life insurance market, including professional pension companies that are being established pursuant to a set of regulations promulgated by the Ministry of Human Resources and Social Security of the PRC, and new entrants to the health insurance industry, including newly approved and established professional health insurance companies, following Chinese government’s adoption of policies that encourage the development of health insurance and improved health care in China.

Competition from foreign-invested life insurance companies is increasing, as restrictions on their operations in China are relaxed.

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested life insurers have been permitted to sell health, annuity and group life insurance products nationwide in China since December 2004. According to statistical and unaudited market share information released by the CIRC on its website, foreign-invested insurers had a life insurance market share of approximately 8.1% in 2018. On November 10, 2017, China announced that it will substantially relax foreign ownership limits in life insurance companies. In 2018, China increased the limit on foreign ownership in Chinese life insurance companies to 51% and announced that all foreign ownership restrictions in Chinese life insurance companies will be removed in 2021. We believe that the relaxation of the restrictions on foreign-invested insurers, once implemented, will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell short-term health insurance and accident products, but only with regulatory approval. There were 88 property and casualty insurers as of December 31, 2018. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, short-term health and accident products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops short-term health insurance and accident business. Its operations may have a negative impact on sales of our short-term health insurance and accident products in the future.

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

Institutional insurance agents and insurance brokers are required under the PRC insurance law to register with the administration of industry and commerce, and obtain business licenses with the permits issued by the CBIRC. It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of industry and commerce with the permits issued by the CBIRC. We cannot assure you that all of our institutional agents will obtain such licenses. The enforcement of this requirement could adversely affect the composition and productivity of our distribution channel, which could have a material adverse effect on our business.

Further development of regulations in China may impose additional costs or restrictions on our activities.

We operate in a highly regulated industry. The CBIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, the CIRC issued notices in September 2016 and May 2017 to further reinforce the regulation of life insurance products by requiring insurance companies to revise or improve the design of a number of insurance products. For instance, insurance companies are required to (i) increase the death coverage for insurance products including individual term life insurance, individual endowment insurance and individual whole life insurance products, and (ii) seek CIRC approval for universal insurance products with a guaranteed interest rate above 3%. CIRC also required that (i) whole life insurance, annuity insurance and care insurance products must not be designed as short-to-medium term products, (ii) the first payment of survival insurance benefits for endowment products and annuity products must only occur after five years since the policy has become effective, and the annual payment or partial payment must not exceed 20% of the paid premiums, and (iii) insurance companies must not design universal insurance products or investment-linked insurance products in the form of riders. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of products”. These new requirements apply to a number of key products sold by us. Although these requirements are consistent with our long-term development strategy, revising the design of a number of products during a short period of time may increase our operating costs and may adversely affect our business, results of operations and financial condition.

In addition, because the terms of our products are subject to regulations, changes in regulations may affect our profitability on the policies and contracts we issue. For instance, under the guidelines issued by the CIRC, the dividends on our participating products must be no less than 70% of the distributable earnings from participating products in accordance with CIRC requirements. If this level were to be increased in the future, our profitability could be materially and adversely affected. Furthermore, in August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for traditional non-participating insurance policies, universal life insurance policies and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. Although the removal of the 2.50% cap has not resulted in any material impact on the profitability of our insurance policies in force, it could result in the increase of the guaranteed interest rates of our new products and the decrease of our spread, and therefore we cannot assure you that the removal of the 2.50% cap will not lead to a material adverse effect on our business, results of operations or financial condition.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our core solvency adequacy ratio under C-ROSS as of December 31, 2018 was 250.55%, and our comprehensive solvency adequacy ratio under C-ROSS as of December 31, 2018 was 250.56%. While our solvency ratio is currently above the regulatory requirements, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

Furthermore, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level. If our solvency ratio under C-ROSS is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of subordinated debt, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet our Solvency requirement can also lead to various regulatory actions being taken by the CBIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

We conduct our business under the “China Life” brand name, the “ball” logos, the “C” mark and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAMR. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us and our branches a royalty-free license to use the “China Life” brand name, the “ball” logos and the “C” mark.

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

We are controlled by CLIC, whose interests may conflict with those of our other shareholders. As of the date of this annual report, CLIC holds approximately 68.37% of our share capital. As a result of these factors, CLIC, which is wholly owned by the PRC government, will, so long as it holds the majority of our shares, effectively be able to control the composition of our board of directors and, through the board, exercise a significant influence over our management and policies. In addition, subject to our articles of association and applicable laws, CLIC may, so long as it holds the majority of our shares, effectively be able to determine the timing and amount of our dividend payments and approve increases or decreases of our share capital, the issuance of new securities, amendments of our articles of association, mergers and acquisitions and other major corporate transactions. CLIC may also be able to prevent us effectively from taking actions to enforce or exercise our rights under agreements to which we are a party, including the agreements we entered into with CLIC in connection with the restructuring. See “Item 7. Major Shareholders and Related Party Transactions”. As a majority shareholder, CLIC may be able to take these actions without your approval. In addition, CLIC’s control could have the effect of deterring takeovers or delaying or preventing changes in control or changes in management that might be desirable to other shareholders.

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

CLIC engages in insurance businesses in Hong Kong, Macau, Singapore and Indonesia through China Life Insurance (Overseas) Co., Limited, or China Life Overseas, its wholly owned subsidiary. CLIC also may continue to engage in insurance business in other regions outside of China in the future. Although it is required under the non-competition agreement to give us a right of first refusal over business opportunities it develops in these areas, we may not be in a position to take advantage of these opportunities at that time, which could harm our business. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

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

The economy of China has been transitioning from one of high-speed growth to one that seeks high-quality development. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 6.6% in 2018. In an effort to bolster the economy, the Chinese government may take certain measures, including market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely have to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

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

Under current PRC tax laws, regulations and rulings, dividends paid by us to individual holders of H shares outside of the PRC are subject to PRC individual income tax at rates not exceeding 20%, depending on the applicable tax treaties between the home country of the individual holder of H shares and the PRC. When paying dividends to non-resident enterprise holders of H shares outside of the PRC, such dividends are subject to an enterprise income tax, which is currently levied at a rate of 10%. Such non-resident enterprise holders of H shares may be entitled to tax reductions or exemptions according to applicable tax treaties. In addition, to date, relevant tax authorities have not collected capital gains tax on the gains realized by individuals upon the sale or other disposition of H shares. If relevant tax authorities promulgate implementation rules on the taxation of capital gains realized by individuals upon the sale or other disposition of H shares, individual holders of H shares may be required to pay capital gains tax. See “Item 10. Additional Information—Taxation—The People’s Republic of China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 13, 2018, the Renminbi appreciated by approximately 28.9% against the U.S. dollar. In 2018, the Renminbi depreciated by 5.23% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB 194 million (US$ 28 million) in foreign exchange losses for the year ended December 31, 2018, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In July 2015, we issued Core Tier 2 Capital Securities in the principal amount of US$ 1,280 million to qualified investors who meet applicable regulatory requirements at an initial distribution rate of 4.00%.

In March 2019, we issued bonds in the principal amount of RMB 35 billion for capital replenishment in the national inter-bank bond market. The bonds have a 10-year maturity and a fixed coupon rate of 4.28% per annum. We have a conditional right to redeem the bonds on the fifth anniversary of issuance. The proceeds from the issuance of the bonds will be used to replenish our capital so as to enhance our solvency according to applicable laws and approvals from regulatory authorities.

We incurred capital expenditures of RMB 14,755 million (US$ 2,146 million), RMB 17,055 million, and RMB 5,892 million in 2018, 2017 and 2016, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.

SEC’s Website and Our Website

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our official website address is www.e-chinalife.com. The information on our website is not a part of this annual report.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had nearly 285 million insurance policies in force as of December 31, 2018, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2018, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.64%. For the financial year ended December 31, 2018, our lapse rate was approximately 4.69%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 91.1% for 14 months after issuance and 86.0% for 26 months after issuance.

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

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 1,439,000 exclusive agents operating in 17,451 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 82,700 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products, totaled RMB 437,540 million (US$ 63,638 million) for the year ended December 31, 2018, RMB 429,822 million for the year ended December 31, 2017, and RMB 361,905 million for the year ended December 31, 2016, constituting 81.66%, 83.96% and 84.07% of our total gross written premiums for those periods. Gross written premiums generated by our life insurance and annuity products for 2018 increased by 1.80% from 2017.

The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2016	2017	2018	2018	(2016-2018)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	361,905	429,822	437,540	63,638	9.95%
Liabilities of insurance contracts	1,762,363	1,914,597	2,081,822	302,788	8.69%
Liabilities of investment contracts	183,773	218,436	240,152	34,929	14.31%

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

We offer both non-participating and participating products. There were approximately 230 million non-participating policies and 55 million participating policies as of December 31, 2018, among which approximately 128 million non-participating policies and 37 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2016	2017	2018	2018	(2016-2018)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	33,395	40,606	49,520	7,202	21.77%
Endowment	188,415	198,418	126,318	18,372	(18.12%)
Annuities	140,095	190,798	261,702	38,063	36.68%

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

China Life Xin Fu Yi Sheng Participating Endowment and China Life Fu Lu Shuang Xi Participating Endowment generated the most income of our participating endowment products in 2018. China Life Xin Fu Yi Sheng Participating Endowment generated RMB 17,729 million (US$ 2,579 million) of net premiums in 2018, representing 4.06% of the net premiums of our life insurance business, and China Life Fu Lu Shuang Xi Participating Endowment generated RMB 16,666 million (US$ 2,424 million) of net premiums in 2018, representing 3.81% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB 14,132 million (US$ 2,055 million), or 11.94%, to RMB 104,258 million (US$ 15,164 million) in 2018 from RMB 118,390 million in 2017.

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

Participating annuity products are annuities that provide a participation feature in the form of dividends in addition to the guaranteed annuity benefits. The dividends are determined by us in the same manner as our life insurance policies. Like non-participating annuities, a significant portion of our participating annuity products imposes charges upon an early surrender or withdrawal of the contract. In our universal group annuities, interest accrued on an annuitant’s deposits is credited to each participating employee’s personal account, or to each participating employee’s personal account and employer’s group account.

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

Personal Tax-deferred Pension Insurance Products

In May 2018, the Chinese government permitted trial sales of personal tax-deferred pension insurance products in Shanghai, the Fujian province (including Xiamen) and Suzhou Industrial Park, and we commenced our personal tax-deferred pension insurance business. Because such business is still at the trial stage and sales are limited geographically, our premium income from personal tax-deferred pension insurance business remains small.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 1,439,000 exclusive agents in 17,451 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 44,000 outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including medical insurance, care insurance ,disease insurance and disability income insurance. Our health insurance gross written premiums totaled RMB 83,614 million (US$ 12,161 million) for the year ended December 31, 2018, RMB 67,708 million for the year ended December 31, 2017, and RMB 54,010 million for the year ended December 31, 2016, constituting 15.60%, 13.23% and 12.55% of our total gross written premiums for those periods. Gross written premiums generated by our health insurance products for 2018 increased by 23.49% from 2017.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2016	2017	2018	2018	(2016-2018)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	54,010	67,708	83,614	12,161	24.42%
Liabilities of insurance contracts	77,837	102,190	125,743	18,289	27.10%
Liabilities of investment contracts	11,933	14,064	15,282	2,223	13.17%

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

Since 2003, we also started providing medical agency services for the basic social medical insurance plans carried out by local governments. The agency services include checking and reimbursement of medical expenses and medical service investigations. We do not collect premiums but only charge a specified amount of handling fees for these services. As of December 31, 2018, we have carried out more than 500 medical agency services projects in over 20 provinces, providing services to more than 100 million people.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and will otherwise be borne by the individuals. As of the date of this annual report, the Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance services from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas. As of December 31, 2018, we had carried out over 240 supplementary major medical insurance projects, providing services to over 400 million people.

Care insurance plans

These plans provide to individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.

We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. We also provide services for policy-based long-term care insurance carried out by local governments. As of December 31, 2018, we had carried out 22 policy-based long-term care insurance projects, providing services to over 9 million people.

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

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 14,672 million (US$ 2,134 million) for the year ended December 31, 2018, RMB 14,436 million for the year ended December 31, 2017, and RMB 14,583 million for the year ended December 31, 2016, constituting 2.74%, 2.82% and 3.39% of our total gross written premiums for those periods. Gross written premiums generated by our accident insurance products for 2018 increased by 1.63% from 2017.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2016	2017	2018	2018	(2016-2018)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	14,583	14,436	14,672	2,134	0.30%
Liabilities of insurance contracts	7,786	8,346	8,466	1,231	4.28%

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

Product Development

In 2018, in line with our general development strategy, we developed and introduced 101 new products, including: 65 long-term insurance products consisting of 15 life insurance products, 18 annuity products, four accident insurance products and 28 health insurance products; and 36 short-term insurance products consisting of 13 life insurance products, two accident insurance products and 21 health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•

for the individual insurance distribution channel, eight products including: insurance product packages of China Life Luck for Children (premium edition) and China Life Luck (premium edition); Kang Ning Whole Life (ultimate edition), which introduces multiple payments for minor illnesses and multiple payments for different categories of critical illnesses; Kang Ning Jia Bao supplementary insurance for existing customers, which provides extended coverage for diseases to existing customers of the Kang Ning series; and Kang Ning Children refundable critical illness insurance for children and annuity insurance products for children, such as Sui Sui Ying, An Xin Bao and Jin Bang Ti Ming, as well as the Supplementary Term Insurance for Children, which are intended to satisfy the needs emerging in the market for children;

•

for the bancassurance distribution channel, several long-term annuity products including China Life Xin Xi Bao annuity insurance (exclusive edition), China Life Xin Fu Heng Ying annuity insurance and China Life Xin Fu Tian Ying annuity insurance, and the insurance package of Fu You Life, as well as long-term protection-based products such as China Life Le Xin Chuan Fu whole life insurance and China Life Zhen Ai Xiang Ban term insurance, which are intended to further optimize the business structure of the bancassurance distribution channel and enhance business value;

•

for the group distribution channel, China Life Wen Jian Yi Sheng group pension annuity insurance (universal), which are intended to satisfy the needs of corporate customers and their employees for planning well for old age through commercial pension products; China Life Individual Tax Deferred Pension Annuity Insurance Type A (2018 edition), China Life Individual Tax Deferred Pension Annuity Insurance Type B (2018 edition) and China Life Individual Tax Deferred Pension Annuity Insurance Type C (2018 edition) which were introduced in response to the government program to build a multi-layer pension insurance system, and are intended to satisfy the needs of individual customers for planning well for old age through commercial pension products that provide preferential tax benefits.

With respect to short-term insurance products, we developed the Beautiful Life series for the basic medical insurance system, which enriches our health insurance product line, and key short-term insurance products such as Xin Lv Zhou, New Oasis and Le Xue Wu You.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 1,439,000 exclusive agents operating in 17,451 field offices for our individual products and approximately 82,700 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 44,000 outlets of commercial banks as of the end of 2018. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 1,439,000 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2016	2017	2018
Number of exclusive agents (approximately)	1,495,000	1,578,000	1,439,000
Number of field offices	17,011	17,100	17,451

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 1,578,000 as of the end of 2017 to 1,439,000 as of the end of 2018. During 2018, we continued to improve the quality of our agent force by carrying out performance reviews and dismissing agents with lower productivity, which have led to the decrease of the number of our exclusive agents. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents”. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 3,074 full-time trainers and 177,700 part time trainers. We set product management and customer service standards, and have developed sales risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Direct sales force

Our direct sales force, which consists of approximately 82,700 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. As of the end of 2018, the number of our direct sales representatives was 82,700, and in particular, the number of direct sales representatives with high productivity reached 54,000, an increase of 4.3% from the end of 2017. In 2018, we continued to improve the quality of the sales force by dismissing direct sales representatives with lower productivity, and further strengthened and improved our group distribution channel.

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

The sales volume and number of customers of our internet-based sales channel have been steadily increasing over the past several years due to the improvement of the process for internet-based sales business. We also sell products through our official website as well as the internet-based sales platforms of insurance brokerage companies and other third-party websites.

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	282,136	353,668	408,278	59,382
First-year business of long-term insurance	74,813	90,629	79,513	11,565
Single	283	389	272	40
First-year regular	74,530	90,240	79,241	11,525
Renewal business	199,826	253,586	316,930	46,096
Short-term insurance business	7,497	9,453	11,835	1,721
Group distribution channel	24,915	26,207	26,404	3,840
First-year business of long-term insurance	5,430	4,368	3,487	507
Single	4,571	3,425	2,483	361
First-year regular	859	943	1,004	146
Renewal business	703	999	1,649	240
Short-term insurance business	18,782	20,840	21,268	3,093
Bancassurance channel	108,256	113,505	76,841	11,176
First-year business of long-term insurance	85,882	80,731	31,881	4,637
Single	68,047	59,777	8,642	1,257
First-year regular	17,835	20,954	23,239	3,380
Renewal business	21,813	31,880	43,785	6,368
Short-term insurance business	561	894	1,175	171
Other distribution channels	15,191	18,586	24,303	3,535
First-year business of long-term insurance	811	1,064	937	136
Single	90	80	2	0.3
First-year regular	721	984	935	136
Renewal business	1,160	1,641	2,314	337
Short-term insurance business	13,220	15,881	21,052	3,062

Total	430,498	511,966	535,826	77,933

Competition

According to statistical and unaudited market share information for the year of 2018 released by the CBIRC on its website, our nearest competitors were Ping An Life, China Pacific Life, Huaxia Life and Taiping Life in 2018. In 2017, the last year for which the audited market information for separate business segments is available, our nearest competitors were Ping An Life, Anbang Life, China Pacific Life and Taikang Life.

•

In the life insurance market, Ping An Life, Anbang Life, China Pacific Life, Taikang Life and we collectively represented approximately 52% of total life insurance premiums in 2017. We primarily compete based on the nationwide reach of our sales network, the largest distribution force and the level of services we provide, as well as our strong brand name.

•

In the accident insurance market, Ping An Life, Anbang Life, China Pacific Life, Taikang Life and we collectively represented approximately 60% of total accident premiums in 2017. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An Life, Anbang Life, China Pacific Life, Taikang Life and we collectively represented approximately 47% of total health premiums in 2017. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2017, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	20%	25%	17%	20%
Ping An Life Insurance Company of China, Ltd. (1)	13%	25%	20%	14%
Anbang Life Insurance Co., Ltd.	9%	0%	0%	7%
China Pacific Life Insurance Co., Ltd.	6%	10%	7%	7%
Taikang Life Insurance Co., Ltd.	5%	1%	4%	4%
Others(2)	47%	39%	52%	48%

Total	100%	100%	100%	100%

(1)

For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.

(2)

Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Life Insurance Co., Ltd., Taiping Pension Co., Ltd., Minsheng Life Insurance Co., Ltd., CPIC Allianz Health Insurance Co., Ltd., Ping An Health Insurance Company of China, Ltd., Ping An Annuity Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Pension & Insurance Co., Ltd., New China Life Insurance Co., Ltd. Huatai Life Insurance Co., Ltd., Tianan Life Insurance Company Limited of China, Funde Sino Life Insurance Co., Ltd., Anbang Annuity Insurance Co., Ltd, Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., June Life Insurance Co., Ltd., Huaxia Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Bohai Life Insurance Corporation Limited, Guolian Insurance Co., Ltd, Shanghai Life Insurance Company Limited, Hengqin Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Hetai Life Insurance Co., Ltd., Huagui Life Insurance Co., Ltd., Trust Mutual Life Insurance Company, Aixin Life Insurance Co., Ltd., China Merchants Life Insurance Company Limited, Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Company Limited, Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., Ltd., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA – CMB Life Insurance Co., Ltd., Greatwall Changsheng Life Insurance Co., Ltd, Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Lujiazui Life Insurance Co., Ltd., BOC Samsung Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2018

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 77 licensed life insurers as of December 31, 2016, 85 as of December 31, 2017 and 91 as of December 31, 2018. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that China’s commitment to accelerate the opening of its insurance sector to foreign investors, including the relaxation on market access requirements applicable to foreign-invested insurance companies and foreign ownership limits in its insurance sector, will further increase competition in China’s life insurance market. In 2018, China increased the limit on foreign ownership in Chinese life insurance companies to 51% and announced that all foreign ownership restrictions in Chinese life insurance companies will be removed in 2021. We believe that the relaxation of the restrictions on foreign-invested insurers, once implemented, will continue to increase the competitive pressures we are facing.

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

We deliver customer services primarily through customer service centers operating in our branch offices and in field offices throughout China and a comprehensive multimedia coordination center. We have upgraded our customer telephone call center to an integrated multimedia coordination center platform that allows customers to access our various service channels, including our telephone call center, official WeChat account, official website and China Life Insurance application. We take advantage of alternative customer services channels, such as cell phone messages and the Internet, complementing the customer services provided by our customer service centers and the multimedia coordination center.

Customer service centers

We provide customer support through approximately 2,629 customer service centers nationwide. We provide several types of policy-related services to our customers, which include collecting regular premiums, purchasing riders, reinstating lapsed policies, processing termination of contracts, increasing insured amounts, processing policy loans, paying benefits and updating customer information including information regarding the insureds and beneficiaries of policies. We have uniform service standards for customer service centers nationwide and require our customer service centers to provide these policy-related services in accordance with the uniform standards to ensure the quality of the services we provide. We have a specialized customer service department to further refine our customer services. The customer service department’s role is to provide service to our customers and supervise the quality of service provided by our customer service centers.

Contact centers

Our contact centers allow customers to make product and service inquiries, file suggestions and complaints, report claims and losses, make appointments and apply for conservations through telephone and online channels. Our contact centers also allow the customers to access self-services through a smart voice navigation system, an interactive voice response system and intelligent online robots. They also provide follow-up review of policies, notifications and reminder services to customers. With our dedicated, nationwide inquiry line, 95519, our customers can reach us on a “24 hours/7 days” basis.

We believe our contact centers have become popular with our customers because of the quality of services we provide and our continuous efforts in innovation. We received the awards of “China’s Best Customer Contact Center of Year 2017-2018”, “Best Customer Contact Center for Innovation Practice”, “Best Customer Contact Center for Service Experience” and “China’s Best Customer Contact Center for Smart Solutions” from the Customer Relationship Management Committee of the China Federation of IT Promotion and Customer Contact Center Committee. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively, and have obtained the authentication of Chinese national contact center operating performance standards. We will use new technology and new services to innovate and continue to promote the intelligent and digital transformation and upgrading of our multimedia coordination centers. We seek to ensure that we have a sufficient number of lines and staff to service the increasing use of our multimedia coordination centers.

We have established system-wide standards for our contact centers, which we monitor periodically through regular call quality monitoring and customer satisfaction surveys on the contact centers.

Cell phone message services

We send messages to convey such information as renewal payment reminders, notice of successful premium payment and birthday greetings.

Internet-based services

Our customers can utilize our Internet-based services for inquiries, complaints and service requests through our website (www.e-chinalife.com). We also use emails to send messages to our customers throughout China, conveying such information as renewal payment reminders.

Our Internet-based services are offered through our “China Life Insurance” application (formerly China Life E Bao), official WeChat account and other online channels. During 2018, the number of registered users of our online channels increased by 62.9% from 2017, and 98.6% of policy loans and 91.57% of the receipt of policies were handled online including through our China Life Insurance application and official WeChat account.

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

To meet the demand of different customer groups, we have launched four service programs, namely “Excellent Teenagers”, “Healthy Family”, “Financial Elite” and “Colorful Life”. In 2018, we continued to hold the “Little Painters of China Life” and “China Life 700 Running” activities and also organized a series of online and offline customer festival activities. In 2018, we carried out over 36,000 activities and served 27.65 million customers.

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

Claims Management

We manage the claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will make a preliminary verification if all materials supporting the claim have been submitted; if so, the claim and its materials will be forwarded to the claim settlement department to confirm liability and to determine whether a claim investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the insured will be calculated, and the claim will be paid upon completion of approval procedure. Meanwhile, in order to improve the operational efficiency of claims for small-sum medical insurance with low risks, we have built an automatic operation mode to automatically handle the entire process after the acceptance of the claim.

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by risk management departments at all levels of our organization; and expense mechanisms linking payout ratios of short-term insurance policies and expense ratios of branches. Except for some health insurance claims below a certain amount, verification of claims by two staff members is also required. We also periodically provide training for our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.

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

In June 2018, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.

These reinsurance agreements spread the risk and reduce the effect on us of potential losses. Under the terms of the reinsurance agreements, the reinsurer agrees to assume liabilities for the ceded business in the event the claim is paid. However, we remain liable to our policyholders if the reinsurer fails to meet the obligations assumed by it.

We also accept external auditing of reinsured business by our reinsurers.

Investments

As of December 31, 2018, we had RMB 3,104,014 million (US$ 451,460 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CBIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2018, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, investments in associates and joint ventures, equity interests of non-listed enterprises and related financial products.

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

Investment proposals typically originate from our investment management department, which is in charge of all of our investment assets except for investment in real properties used by us, which is separately managed by our own-use real property investment management department. Material investment decisions are reviewed and approved by our board of directors or shareholder’s meeting and other investment proposals are reviewed by our president and senior management for final approval.

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. Other related parties are also entrusted to manage a small amount of our assets. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions. In addition, as of December 31, 2018, we had also engaged 26 third party domestic investment managers to manage RMB 101,796 million (US$ 14,806 million) for investment in Chinese open markets and 13 third party overseas investment managers to manage US$ 1,404 million for investment in overseas open markets.

The following table summarizes information concerning our investment assets as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016		2017		2018
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	67,046	2.6%	48,586	1.8%	50,809	1.6%
Term deposits	538,325	20.9%	449,400	16.3%	559,341	18.0%
Statutory deposits—restricted	6,333	0.2%	6,333	0.2%	6,333	0.2%

Debt securities, held-to-maturity	594,730	23.2%	717,037	26.1%	806,717	26.1%
Debt securities, available-for-sale	399,758	15.5%	455,124	16.5%	496,590	16.0%
Debt securities, securities at fair value through profit or loss	154,406	6.0%	82,891	3.0%	88,003	2.8%
Debt securities	1,148,894	44.7%	1,255,052	45.6%	1,391,310	44.9%

Loans	226,573	8.8%	383,504	13.9%	450,251	14.5%

Equity securities, available for sale	366,665	14.3%	355,610	12.9%	373,943	12.1%
Equity securities, securities at fair value through profit or loss	54,718	2.1%	53,918	2.0%	50,714	1.6%
Equity securities	421,383	16.4%	409,528	14.9%	424,657	13.7%

Resale agreements	43,538	1.7%	36,185	1.3%	9,905	0.3%
Investment properties	1,191	0.0%	3,064	0.1%	9,747	0.3%
Investments in associates and joint ventures	119,766	4.7%	161,472	5.9%	201,661	6.5%

Total investment assets	2,573,049	100.0%	2,753,124	100.0%	3,104,014	100.0%

Average investment assets balance	2,453,932		2,633,087		2,928,569

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

•

liquidity risk, relating to the lack of liquidity in many of the debt and equity securities markets we invest in, due to contractual restrictions on transfer or the size of our investments in relation to the overall market; and

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

We are subject to market valuation risk, particularly because China’s bond and stock markets are more volatile than developed markets. We manage valuation risk through industry and issuer diversification and asset allocation.

Since substantially all of our investments are made in China, we are exposed to the effect of changes in the Chinese economy and other factors which affect the Chinese banking industry and securities markets.

We are also subject to market liquidity risk for many of the investments we make, due to the size of our investments in relation to the overall market. We manage liquidity risk through selection of liquid assets and through asset diversification. In addition, we view fundraising through repurchase agreements as a way of managing our short-term liquidity risk.

Our ability to manage our investment risks is limited by the investment restrictions placed on us and the lack of sophisticated investment vehicles for risk management in China’s capital markets. The CBIRC allows insurance companies to invest in financial derivative products with the aim to hedge and reduce investment risks. We are considering these alternative ways of investing to further improve our risk management.

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

Investment results

Our investment yields for the years ended December 31, 2018, 2017 and 2016 were 3.29%, 5.16%, and 4.69%, respectively. Beginning in 2018, we revised the formula to calculate our investment yield to consider the impact of investments in associates and joint ventures on our investment yield. The investment yields for the fiscal years ended December 31, 2017 and December 31, 2016 have also been revised to conform to the revised formula.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2016		2017		2018
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.4%	27,851	4.3%	23,827	4.1%	22,699
Ending assets: cash and cash equivalents		67,046		48,586		50,809
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		538,325		449,400		559,341

Ending assets		611,704		504,319		616,483
Debt securities:
Investment income		48,036		53,895		61,517
Net realized gains on financial assets		46		(123)		357
Net fair value gains through profit or loss		(918)		(1,542)		2,006

Total	4.4%	47,164	4.3%	52,230	4.8%	63,880
Ending assets		1,148,894		1,255,052		1,391,310
Loans:
Investment income	5.5%	12,018	5.4%	16,320	5.5%	22,894
Ending assets		226,573		383,504		450,251
Equity securities:
Investment income		20,271		27,939		17,776
Net realized gains on financial assets		5,992		165		(19,948)
Net fair value gains through profit or loss		(6,319)		8,179		(18,938)

Total	4.8%	19,944	8.7%	36,283	(5.1%)	(21,110)
Ending assets		421,383		409,528		424,657
Resale agreements:
Investment income	3.0%	971	1.9%	746	1.2%	281
Ending assets		43,538		36,185		9,905
Investments properties:
Investment income	4.9%	60	3.2%	69	1.6%	105
Ending assets		1,191		3,064		9,747
Investments in associate and joint ventures:
Investment income	7.0%	5,855	5.1%	7,143	4.3%	7,745
Ending assets		119,766		161,472		201,661
Securities sold under agreements to repurchase:
Interest expense	(2.6%)	(1,460)	(3.7%)	(3,144)	(2.6%)	(3,565)
Ending liabilities		81,088		87,309		192,141
Total investments:
Investment income		109,147		122,727		125,167

	As of or for the years ended December 31,
	2016		2017		2018
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
Net realized gains on financial assets		6,038		42		(19,591)
Net fair value gains through profit or loss		(7,094)		6,183		(18,278)
Income of Investments properties		60		69		105
Income of Investments in associates and joint ventures		5,855		7,143		7,745
Interest expense of securities sold under agreements to repurchase		(1,460)		(3,144)		(3,565)
Total	4.69%	112,546	5.16%	133,020	3.29%	91,583
Ending assets excluding securities sold under agreements to repurchase		2,491,961		2,665,815		2,911,873

(1)	Yields for 2018, 2017 and 2016 are calculated by dividing the total investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 18.0% of our total investment assets as of December 31, 2018, 16.3% of our total investment assets as of December 31, 2017, and 20.9% of our total investment assets as of December 31, 2016.

We generally place term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2016	2017	2018
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	185,835	97,076	158,920
Due after one year and through five years	344,790	349,524	323,021
Due after five years and through ten years	7,700	2,800	77,400

Total term deposits	538,325	449,400	559,341

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2016	2017	2018
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	21,210	10,819	5,378
Agriculture Bank of China	110,242	50,819	42,264
Bank of China	70,792	43,625	40,000
China Construction Bank	42,750	26,070	25,200
Bank of Communications	121,142	132,922	200,534
Other banks	172,189	185,145	245,965

Total term deposits	538,325	449,400	559,341

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

•

government agency bonds (including local government bonds issued and repaid by the MOF as agent, central bank notes, financial bonds issued by Chinese state-owned policy banks and RMB-denominated bonds issued by international development institutions);

•	corporate bonds (including financial bonds issued by commercial banks, corporate bonds, convertible corporate bonds, short-term financing bonds and medium-term notes);

•

subordinated bonds and debt (including subordinated bonds issued by Chinese state-owned policy banks, subordinated bonds issued by commercial banks, subordinated debt with fixed terms issued by commercial banks and subordinated debt with fixed terms issued by insurance companies); and

•

tier 2 capital bonds and perpetual capital bonds (including tier 2 capital bonds and perpetual capital bonds issued by Chinese state-owned policy banks, and tier 2 capital bonds and perpetual capital bonds issued by qualified commercial banks).

Debt securities represented 44.9% of our total investment assets as of December 31, 2018, 45.6% of our total investment assets as of December 31, 2017 and 44.7% of our total investment assets as of December 31, 2016.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 5.7%, 36.3%, 37.5%, 4.3% and 16.2% of our total available-for-sale debt securities as of December 31, 2018, 5.4%, 34.7%, 43.3%, 3.0% and 13.6% of our total available-for-sale debt securities as of December 31, 2017, and 5.4%, 36.6%, 47.1%, 4.2% and 6.7% of our total available-for-sale debt securities as of December 31, 2016. Except for a small number of debt securities, which collectively had a carrying value of RMB 60,976 million (US$ 8,869 million) as of December 31, 2018, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

We mainly invest in secured bonds and unsecured bonds rated AA or above by the rating agencies recognized by the CBIRC, such as China Chengxin International Credit Rating Co., Ltd, or Chengxin International, and China Lianhe Credit Rating Co., Ltd. or Lianhe Credit. We also invest in short-term financing bonds rated A-2 or above.

Chengxin International is a member of Moody’s Investors Service Inc., with Moody’s owning 30% equity interest in Chengxin International. Chengxin International created its own rating structures by making reference to the rating structures and experience of Moody’s and Fitch Ratings. AAA is the highest rating. Other approved rating agencies, such as Lianhe Credit, have similar rating structures. Ratings given by these entities are not directly comparable to ratings given by U.S. rating agencies.

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2016				2017				2018
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	20,173	1.8%	21,653	1.8%	24,818	2.0%	24,632	2.0%	26,759	1.9%	28,440	2.0%
Government agency bonds	140,444	12.4%	146,310	12.5%	164,331	13.0%	157,765	12.8%	172,250	12.5%	180,273	12.6%
Corporate bonds	183,408	16.1%	188,337	16.1%	199,613	15.7%	197,133	16.1%	181,178	13.2%	185,720	13.1%
Subordinated bonds/debt	15,948	1.4%	16,708	1.4%	13,588	1.1%	13,495	1.1%	20,953	1.5%	21,514	1.5%
Others	26,773	2.3%	26,750	2.3%	62,651	4.9%	62,099	5.0%	78,136	5.8%	80,643	5.6%

Total debt securities, available-for-sale	386,746	34.0%	399,758	34.1%	465,001	36.7%	455,124	37.0%	479,276	34.9%	496,590	34.8%

Debt securities, held to maturity:
Government bonds	97,196	8.6%	102,595	8.7%	125,866	9.9%	123,712	10.0%	179,943	13.1%	191,009	13.4%
Government agency bonds	169,001	14.9%	173,036	14.7%	241,808	19.1%	223,313	18.2%	266,986	19.4%	276,484	19.3%
Corporate bonds	178,444	15.7%	184,461	15.7%	200,869	15.9%	196,536	16.0%	212,709	15.5%	220,267	15.4%
Subordinated bonds/debt	150,089	13.2%	159,060	13.6%	148,494	11.7%	149,423	12.1%	147,079	10.7%	155,783	10.9%

Total debt securities, held to maturity	594,730	52.4%	619,152	52.7%	717,037	56.6%	692,984	56.3%	806,717	58.7%	843,543	59.0%

Debt securities, securities at fair value through profit or loss
Government bonds	381	0.0%	380	0.0%	2,139	0.2%	2,081	0.2%	118	0.0%	118	0.0%
Government agency bonds	6,800	0.6%	6,762	0.6%	9,463	0.7%	9,084	0.7%	6,639	0.5%	6,760	0.5%
Corporate bonds	144,596	12.7%	144,131	12.3%	68,401	5.4%	66,915	5.4%	79,390	5.8%	79,774	5.6%
Others	3,133	0.3%	3,133	0.3%	4,819	0.4%	4,811	0.4%	1,346	0.1%	1,351	0.1%
Total debt securities, securities at fair value through profit or loss	154,910	13.6%	154,406	13.2%	84,822	6.7%	82,891	6.7%	87,493	6.4%	88,003	6.2%

Total debt securities	1,136,386	100.0%	1,173,316	100.0%	1,266,860	100.0%	1,230,999	100.0%	1,373,486	100.0%	1,428,136	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2016		2017		2018
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	63,665	64,119	64,919	64,884	28,371	28,529
Due after one year and through five years	213,167	218,608	268,090	265,832	304,467	313,067
Due after five years and through ten years	341,479	355,984	460,372	452,122	485,722	506,005
Due after ten years	363,165	380,199	388,657	365,270	467,433	492,532

Total debt securities, excluding those at fair value through profit or loss	981,476	1,018,910	1,182,038	1,148,108	1,285,993	1,340,133

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Regulation of investments”. We diversify our corporate bonds by industry and issuer to effectively manage and control concentration risks. As of the date of this annual report, we believe that our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2018, the total amount of our policy loans was RMB 142,165 million (US$ 20,677 million), and represented 4.6% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2016, the total amount of our investment in debt investment plans was RMB 63,028 million, and we had total investment proceeds from such plans of approximately RMB 3,532 million. As of and for the year ended December 31, 2017, the total amount of our investment in debt investment plans was RMB 73,668 million, and we had total investment proceeds from such plans of approximately RMB 3,605 million. As of and for the year ended December 31, 2018, the total amount of our investment in debt investment plans was RMB 75,717 million (US$ 11,013 million), and we had total investment proceeds from such plans of approximately RMB 4,295 million (US$ 625 million). As of and for the year ended December 31, 2016, the total amount of our investment in trust schemes was RMB 47,864 million, and we had total investment proceeds from such schemes of approximately RMB 3,066 million. As of and for the year ended December 31, 2017, the total amount of our investment in trust schemes was RMB 163,764 million, and we had total investment proceeds from such schemes of approximately RMB 6,343 million. As of and for the year ended December 31, 2018, the total amount of our investment in trust schemes was RMB 185,105 million (US$ 26,922 million), and we had total investment proceeds from such schemes of approximately RMB 9,276 million (US$ 1,349 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2018, our investment in securities investment funds was RMB 106,271 million (US$ 15,456 million) and represented 3.4% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2016		2017		2018
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)

Open-end	117,027	97.5%	99,012	97.8%	104,107	98.0%
Closed-end	2,946	2.5%	2,224	2.2%	2,164	2.0%

Total	119,973	100.0%	101,236	100.0%	106,271	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2018, the total amount of our investment in common stocks was RMB 178,710 million (US$ 25,992 million), and represented 5.8 % of our total investment assets as of that date. As of December 31, 2017, the total amount of our investment in common stocks was RMB 173,450 million, and represented 6.3% of our total investment assets as of that date. As of December 31, 2016, the total amount of our investment in common stocks was RMB 140,166 million, and represented 5.4% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 9,905 million (US$ 1,441million) as of December 31, 2018, RMB 36,185 million as of December 31, 2017, and RMB 43,538 million as of December 31, 2016.

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

We started to make investments in equity interests in non-listed enterprises in 2006. In November 2017, we entrusted IHC to invest in Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership, or Baidu Fund Partnership. The total capital commitment in the Baidu Fund Partnership is RMB 7.011 billion, of which RMB 5.6 billion was subscribed by us and RMB 1.4 billion was subscribed by Ningbo Meishan Bonded Port Area Baidu Zhixin Asset Management Company, each as a limited partner. The Baidu Fund Partnership will primarily make middle-late-stage investments in private equity transactions in the Internet sector, including Internet, mobile Internet, artificial intelligence, Internet finance, consumption upgrade, and Internet+.

In 2018, we subscribed for additional shares of CLPCIC by contributing RMB 1.52 billion undistributed profits of CLPCIC. In December 2018, we subscribed for an additional 1,871,875,329 shares of China Guangfa Bank, or CGB, for RMB 13.012 billion. Upon closing, we hold 8,600,631,426 shares of CGB, and our shareholding in CGB remains at 43.686%. We are still the largest shareholder of CGB.

In 2018, we invested RMB 8 billion in equity interests in China Power Investment Nuclear Power Co., Ltd.

The following table presents the carrying values of our major investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2016	2017	2018
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	7,929	8,185	7,963
China Guangfa Bank Co., Ltd.	50,299	53,459	72,655
Sinopec Sales Co., Ltd.	10,522	10,172	10,219
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	20,000	21,347	21,387
Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership	—	1,680	1,698
China Power Investment Nuclear Power Co., Ltd.	—	—	8,036

Asset Management Business

On November 23, 2003, in connection with the restructuring, we established an asset management company, AMC, with CLIC, for the purpose of operating the asset management business more professionally in a separate entity and to better attract and retain qualified investment management professionals. AMC manages our investment assets and, separately, substantially all of those of CLIC. For a description of our investment assets, see “—Investments”.

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. In 2014, the registered capital of AMC was increased from RMB 3 billion to RMB 4 billion. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2018, AMC had total assets of RMB 10,414 million (US$ 1,515 million), net assets of RMB 9,243 million (US$ 1,344 million) and net profit of RMB 1,039 million (US$ 151 million).

Property and Casualty Business

In December 2006, we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2018, the registered capital of CLPCIC was increased from RMB 15 billion to RMB 18.8 billion, with us and CLIC contributing RMB 1.52 billion and 2.28 billion undistributed profits of CLPCIC, respectively. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2018, CLPCIC had total assets of RMB 83,561 million (US$ 12,153 million), net assets of RMB 19,907 million (US$ 2,895 million) and net profit of RMB 121 million (US$ 18 million).

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

As of and for the year ended December 31, 2018, China Life Pension had total assets of RMB 4,593 million (US$ 668 million), net assets of RMB 3,429 million (US$ 499 million) and net profit of RMB 352 million (US$ 51 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 2,100 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

In 2018, we continued to develop our information technology system to provide accessible, mobile and convenient services to our customers, sales teams and employees. We took the following steps:

•

Construction of Internet Network. We built approximately 15,700 new network lines and achieved WIFI coverage for all our service centers. We installed approximately 660,000 sets of smart devices, and built more than 20,000 digital service centers and 3,475 service supervision and coordination centers that allow real-time interaction between us and our branch offices in different provinces, cities and counties. Our research and data center in Beijing was successfully launched for use in 2018. We now have three multi-active data centers in Beijing and Shanghai, which help us provide all cloud-based information services.

•

Construction of Digital Platform. We have developed an open digital platform to provide various online services. We use “big data” to analyze customer needs to facilitate the offering of comprehensive insurance plans tailored to various specific needs of customers. We also use data on individual agents to provide relevant information on agents, including, among others, service records, accumulated amounts of insurance coverage sold and quality of service, to help customers know more about our individual agents, which facilitates the development of trust and interaction between the customers and our individual agents. Our digital platform also facilitates efficient interaction among and effective management of our individual agents. Our platform also provides open access to third party business partners, which allows them to offer relevant services on our platform.

•

Intelligent Services. We have built five artificial intelligent platforms including big data, real-time computing, smart voice, face recognition and deep learning, and have adopted intelligent technologies into many aspects of our businesses. We have adopted an electronic signature technology, which allows customers to sign and purchase insurance policies at any time and from any place. We provide intelligent services throughout the whole business operation process, including intelligent underwriting, online preservation and automatic claims settlement. We have also launched an intelligent electronic quick payment service, which enables real-time transfer of funds. We have adopted smart voice technology to replace manual operation, which has improved service efficiency and reduced labor costs. Intelligent robots have been deployed in 13 cities to provide automatic responses to customers’ questions and intelligent guidance at counters. We have built an artificial intelligent model to identify and evaluate key risks relating to critical illness, which has improved the efficiency and effectiveness of our risk control system. We use artificial intelligence to detect issues and identify breakdowns of our information technology system to ensure a secure and stable information technology system.

We also continue to attach importance to financial data security and have implemented projects including separation of internal and external network, cloud desktops, providing different levels of protection fitting to the various application systems, intelligent security monitoring and supervision platforms and anti-intrusion system. We have built a security protection system to cover assessment, protection, detection, response, recovery and other aspects of data protection. We have a visualization system to provide real-time monitoring on cyber attacks. We also have internal rules on the procedures for reporting and handling material accidents, including cybersecurity incidents, occurring during business operations.

Trademarks

We conduct our business under the “China Life” brand name (in English and Chinese), the “ball” logos, the “C” mark and other business related slogans and logos. CLIC owns these trademarks and has registered them with the Trademark Office of the SAMR. CLIC has entered into a trademark license agreement with us, under which CLIC has agreed to grant us a royalty-free license to use the “China Life” brand name, the “ball” logos and the “C” mark. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Continuing Related Party Transactions with CLIC”.

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

In June 2017, CLPCIC, a casualty and property insurance company in which we own 40% interest, provided marine hull insurance for a fleet of vessels managed by the National Iranian Tanker Company (“NITC”) as a co-insurer for the period from July 1, 2017 to June 30, 2018, and the lead insurer is Assuranceforeningen Skuld. These transactions were entered into in compliance with laws and regulations applicable to CLPCIC. We understand that NITC is affiliated with the Government of Iran and it was, at the time the insurance was in force, on the List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599. The total premiums that CLPCIC received from these transactions are approximately RMB 530,000. The insurance coverage under these transactions expired on June 30, 2018. CLPCIC does not intend to continue providing insurance coverage to NITC upon the expiration of the insurance coverage.

Regulatory and Related Matters

Overview

The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated under that law. The CBIRC is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC.

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

In March 2018, the National People’s Congress of the PRC approved the merger of China’s long-existing regulatory commissions of banking and insurance into a new administration called the China Banking and Insurance Regulatory Commission, or CBIRC. Guo Shuqing, formerly the head of CBRC, has been appointed as the chairman of CBIRC. The CIRC and the CBRC no longer exist, and some of their authorities, including drafting certain regulations to govern the insurance and banking industries, have been ceded to PBOC, China’s central bank. As of the date of this annual report, the regulations, rules and guidance previously issued by the CIRC still remain effective unless otherwise be amended or abolished. This merger is intended to improve the efficiency and coordination of Chinese financial regulation.

Insurance Company Regulation

Licensing requirements

An insurance company is required to obtain a license from the CBIRC in order to engage in an insurance business. In general, a license will be granted only if the company can meet prescribed registered capital requirements and other specified requirements, including requirements relating to its form of organization, the qualifications of its senior management and actuarial staff, the adequacy of its information systems and specifications relating to the insurance products to be offered.

The CBIRC may grant a life insurer a license to offer all or part of the following products: accident insurance, term life insurance, whole life insurance, annuities, short-term and long-term health insurance, endowment insurance (for individuals only) and other personal insurance approved by the CBIRC, as well as reinsurance relating to any of the foregoing.

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

Restriction of ownership in joint stock insurance companies

Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CBIRC. A filing with the CBIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Equity interests held by a single shareholder, including its related parties and persons acting in concert, must not exceed one-third of the registered capital of a single insurance company. An exception to the one-third cap applies to insurance companies establishing or investing in other insurance companies for the purposes of innovation and specialization of their business, or consolidating their operations under a single group management. Equity interests held by a single domestic limited partnership must not exceed 5% of the registered capital of a single insurance company. The combined equity interests held by several domestic limited partnerships must not exceed 15% of the registered capital of a single insurance company, and the combined equity interests held by foreign investors may not exceed 51% of the total equity of a single life insurance company. China plans to remove these foreign ownership restrictions in 2021.

Fundamental changes

Prior approval must be obtained from the CBIRC before specified fundamental changes relating to a Chinese insurance company may occur. These include: a change of company name, registered capital or address of executive offices of companies or their subsidiaries; an expansion of business scope; an amendment to articles of association; a merger or spin-off; a change in a shareholder whose capital contribution accounts for 5% or more of the total capital of the company or a change in shareholding of 5% or more of the shares of the company; and a termination of a branch office. In addition, certain other changes relating to the insurance company must be reviewed by or filed with the CBIRC.

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed interest rates of ordinary personal insurance products, and such guaranteed interest rates can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed interest rate of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CBIRC which varies depending on product, the insurance company must file the relevant information of the product with the CBIRC. If such rate is higher than the maximum valuation rate set by the CBIRC, the insurance company is required to obtain the approval of the CBIRC on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CBIRC for approval. On September 2, 2016, the CIRC further required that policy loans provided by an insurer may not exceed 80% of the cash value or account value of the policy. From October 1, 2017, the first payment of survival insurance benefits for the ordinary endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums.

Regulation of participating products. A participating product is one which the policyholder or annuitant is entitled to share in the distributable earnings of the insurer through “policy dividends”. The participation dividend may be in the form of a cash payment or an increase in the insured amount. At least 70% of the distributable earnings is required to be distributed as dividends. In September 2015, the CIRC removed the original 2.50% cap on the guaranteed interest rate of participating products. From October 1, 2015, the guaranteed interest rate is to be decided by insurance companies at their discretion in accordance with the principle of prudence. If the guaranteed interest rate of a participating product developed by an insurance company is not higher than 3.50%, the insurance company must file the specific information of such product with the CBIRC for record. If such rate is higher than 3.50%, the insurance company is required to obtain the approval of the CBIRC for the product. In addition, the valuation rate of unearned premium reserves of participating products equals to either the guaranteed interest rate or 3.00%, whichever is lower. Beginning from September 2, 2016, if the guaranteed interest rate of a life insurance product newly developed by an insurance company is lower than the maximum valuation rate set by the CIRC, which is 3.00% for participating products, the insurance company is only required to file specified information relating to the product with the CBIRC, and if such rates are higher than 3.00%, the insurance company is required to obtain the approval of the CBIRC for such products. From October 1, 2017, the first payment of survival insurance benefits for the participating endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums.

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Beginning from February 16, 2015, the CIRC removed the original 2.50% cap on the minimum guaranteed interest rate of universal products, with the guaranteed interest rate to be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.50% to a compound annual rate of 3.50%. Beginning from September 2, 2016, the CIRC changed the maximum valuation rate of a universal product from a compound annual rate of 3.50% to a compound annual rate of 3.00%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CBIRC (i.e. a compound annual rate of 3.00%), the insurance company must file specified information relating to the product with the CBIRC. If such rate is higher than the maximum valuation rate set by the CBIRC, the insurance company is required to obtain the approval of the CBIRC for the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CBIRC. From October 1, 2017, universal products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design the universal products in the form of riders.

Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Insurance companies must complete the establishment of investment accounts before submitting the required information regarding their investment-linked products to the CBIRC for approval or filing. Insurance companies must report on the establishment, change, consolidation, division, close or settlement of the investment accounts to the CBIRC within 10 business days after occurrence of these events. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to establish the investment account, are prohibited. From October 1, 2017, investment-linked products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design investment-linked products in the form of riders. Other CIRC regulations govern the sale and disclosure terms of investment-linked products.

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

Under the CIRC regulations, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed two times the amount of capital invested by or the net assets of such insurer at the end of the latest quarter, whichever is larger. Insurers are also required to immediately cease developing and selling personal insurance products with a term of less than one year. An insurer’s annual premium income from personal insurance products with a term more than one year but less than three years may not exceed 90% of the overall regulatory limitation in 2016, 70% of the overall regulatory limitation in 2017 and 50% of the overall regulatory limitation in 2018 and thereafter. Furthermore, the CIRC issued a new notice in September 2016, requiring that beginning from January 1, 2019, an insurer’s annual premium income from personal insurance products with short-to-medium terms may not exceed 50% of its total premiums for 2019, 40% of its total premiums for 2020 and 30% of its total premiums for 2021 and thereafter. On September 30, 2017, the CIRC issued a notice which further requires that, beginning from such date, a life insurer will not be approved for setting up new branches within one year if its quarterly premium income from insurance products with short-to-medium terms exceeds 50% of its total quarterly insurance premium income.

Investment-linked products and variable annuity insurance must also be evaluated and reported according to the above requirements applicable to products with short-to-medium terms. Whole life insurance products, annuity products and healthcare insurance products may not be designed as products with short-to-medium terms.

Regulation of variable annuity insurance. Variable annuity insurance is a type of insurance where the policy benefits are associated with the price of the investment unit in the linked investment account, and a minimum amount of policy benefits is guaranteed as stipulated in the insurance agreement. Under variable annuity insurance, the insurance company is obliged to pay an annuity or offer an option for the conversion of the insurance proceeds to be annuitized upon maturity. Variable annuity products may not be sold or amended without the prior approval of the CBIRC. Variable annuity products must be sold and disclosed in accordance with the requirements of the CIRC.

Regulation of pension insurance. A life insurance company or a pension insurance company, as approved by the CIRC, may engage in individual and group pension insurance business. The pension insurance terms and premium rates determined by an insurance company must be filed with or approved by the CBIRC in accordance with its regulatory provisions. Other CIRC regulations govern the sale and disclosure terms of pension insurance, as well as the investments by pension insurance funds.

Regulation of enterprise annuity funds. Subject to the approval of the PRC Ministry of Human Resources and Social Security, insurance companies may serve as the trustee, account manager and investment manager for enterprise annuity funds. China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity fund.

Regulation of health insurance. Subject to approval by the CBIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CBIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CBIRC before March 15 of each year regarding the short-term health insurance products. Beginning on January 1, 2016, insurance companies may sell health insurance products eligible for preferential individual income tax policies in accordance with the CIRC’s relevant requirements in 31 pilot cities, including Beijing, Shanghai, Tianjin and Chongqing. The health insurance products may be offered to taxpayers who have reached the age of 16 but have not reached the statutory retirement age. The expenses incurred by individuals in the pilot cities for purchasing such health insurance products will be deductible from their individual income tax up to RMB 2,400 per year. From October 1, 2017, the survival benefits paid before the expiry of the policy term of a care insurance product may only be paid under the condition that the care required by the insured is caused by disability in activities of daily living as agreed in the insurance contract. Survival benefits paid before the expiry of the policy term of a disability income insurance product may only be paid under the condition that the loss of working ability of the insured is caused by a disease or an accidental injury as agreed in the insurance contract. All of the medical insurance premiums collected by insurance companies from their group medical insurance products must be used for the payment of insurance benefits under the medical insurance coverage, and the interest rates of products used for pricing must satisfy relevant regulatory requirements.

Regulation of short-term accidental injury insurance. Short-term accidental injury insurance is a type of insurance that uses death or disability caused by accidents or physical injuries stipulated in the insurance agreement as a condition for paying insurance proceeds. Short-term accidental injury insurance products must be developed and managed by the headquarters of the insurance company and filed with the CBIRC. Insurance companies must also submit a pricing review report to the CBIRC before March 15 of each year regarding the short-term accident insurance products they offer.

Regulation of foreign exchange denominated insurance. Insurance companies may seek approval from the CBIRC and the SAFE to engage in foreign exchange denominated insurance and reinsurance businesses, allowing them to offer products to non-Chinese policyholders or for non-Chinese beneficiaries, as well as policies covering accidents and illnesses which occur outside China, together with related reinsurance.

Regulation of supplementary major medical insurance. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their medical expenses which are in excess of the maximum amounts covered by the basic social medical insurance as long as such medical expenses are caused by the diseases covered by the basic social medical insurance. The Chinese government has launched pilot supplementary major medical insurance programs in China. Local governments in these pilot areas use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Insurance companies are required to apply to the CBIRC for the qualification to engage in such business. Supplementary major medical insurance products must be filed with the CBIRC.

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

Regulatory Percentage(1)

Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Current assets	Current assets refer to cash reserves, deposits payable on demand, and highly-liquid assets with shorter terms and less risk of changes in value that can be readily converted into a definite amount of cash.	Domestic items mainly include cash, current deposits, bank call deposits, insurance asset management products on the monetary market, and government bonds, quasi-government bonds and reverse repurchase agreements with residual maturities of one year or less. Overseas items mainly include bank current deposits, monetary market funds, overnight lending, commercial bills, bank bills, negotiable certificates of deposit, reverse repurchase agreements, short-term government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of one year or less, as well as other tools or products recognized by the CBIRC in this category.	None.	The total outstanding investments by an insurance company in a single legal person(2) must not exceed 20% of the total assets(3) of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Regulatory Percentage(1)

Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Fixed-income assets	Fixed-income assets refer to assets characterized by a definite maturity date and payments of interest and principal according to pre-determined interest rates and payment methods, as well as other assets whose main value is dependent on the changes in the value of the aforesaid assets.	Domestic items mainly include term deposits, negotiated deposits, bond funds, fixed-income insurance asset management products, financial institution (company) bonds, non-financial institution (company) bonds and government bonds and quasi-government bonds with residual maturities of more than one year. Overseas items mainly include term deposits, structured deposits with bank guaranteed commitments, securities investment funds with fixed-income commitments, government bonds, government-backed bonds, bonds of international financial organizations, corporate bonds and convertible bonds with residual maturities of more than one year, as well as other tools or products recognized by the CBIRC in this category.	None.

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

Domestic items of listed equity assets mainly include shares(6), equity funds, hybrid funds and equity insurance asset management products. Overseas items of listed equity assets mainly include ordinary shares, preferred shares, global depositary receipts, American depositary receipts and equity securities investment funds, as well as other tools or products recognized by the CBIRC in this category.

Domestic and overseas items of unlisted equity assets mainly include equities of unlisted companies, equity investment funds (including venture capital funds), asset backed securities, insurance private equity funds and other related financial products, as well as other tools or products recognized by the CBIRC in this category.

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

Regulatory Percentage(1)

Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Property assets	Property assets refer to purchased or invested land, structures and other land attachments, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.	Domestic items mainly include real estate, infrastructure investment schemes, property investment schemes, property insurance asset management products and other property related financial products. Overseas items mainly include commercial properties, office properties and real estate investment trusts (REITs), as well as other tools or products recognized by the CBIRC in this category.

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

Regulatory Percentage(1)

Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage

Other financial assets	Other financial assets refer to other kinds of assets that are distinctively different from all the foregoing categories of assets, including in terms of risk-return characteristics, liquidity and other characteristics, and cannot be classified into any of the foregoing categories.	Domestic items mainly include financial products by commercial banks, asset-backed securities offered by banking financial institutions, trust schemes of collective funds offered by trust companies, special asset management schemes offered by securities companies, project asset-backed schemes offered by insurance asset management companies and other insurance asset management products. Overseas items mainly include structured deposits without bank guaranteed commitments, as well as other tools or products recognized by the CBIRC in this category.	The total book balance of investments by an insurance company in other financial assets must not exceed 25% of the total assets of the insurance company as at the end of the last quarter.

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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets and 20 emerging markets in accordance with the relevant requirements of the CBIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

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

(6)

The CBIRC classifies investments in stocks into three categories: (i) ordinary stock investment, which refers to investment in less than 20% of the total share capital of a listed company without control over the company, (ii) material stock investment, which refers to investment in 20% or more of the total share capital of a listed company without control over the company, and (iii) acquisition of a listed company, which refers to becoming the controlling shareholder or actual controller of a listed company or otherwise having control over a listed company. There is no regulatory restriction for ordinary stock investment that does not involve an acquisition in the secondary market of more than 5% of the share capital of a listed company. For ordinary stock investment that involves an acquisition in the secondary market of more than 5% of the share capital of a listed company, information disclosure and reporting after the investment are required. For a material stock investment, filing with the regulatory authorities after the investment is required. For acquisition of a listed company, prior regulatory approval is required.

Investment risk monitoring percentages. To alleviate the risks associated with liquidity and high volatility of assets, an insurance company that experiences any of the following circumstances is required to report to the CBIRC in a timely manner, and the CBIRC will closely monitor the operation of the insurance company and disclose the related information to the public when necessary:

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

Risk Classification of Insurance Assets. An insurance company must evaluate, at least once every half year, the quality of its insurance assets falling within the categories of fixed-income assets, equity assets and property assets, and divide such assets into five categories based on risk, namely “pass”, “special mention”, “substandard”, “doubtful” and “loss”, with the last three categories collectively referred to as “non-performing assets”. Insurance assets that require risk classification include assets invested by the insurance company other than those subject to fair value measurement and changes to these assets are counted as gains or losses for the period in question or owners’ equity. An insurance company must establish and improve risk classification systems and working processes for its assets and file reports on such systems and processes with the CBIRC. In addition, an insurance company is required to semiannually report to the CBIRC the relevant information on the classification of its assets. An insurance company must also establish feasible plans for annual asset loss provisions and write-offs, as well as plans for the disposal of non-performing assets based on its actual operations and the quality of its assets. These plans must be approved by its board of directors and be filed with the CBIRC.

Insurance private equity funds. Insurance companies are allowed to establish private equity funds that comply with the requirements of the CBIRC, including growth funds, buyout funds, funds for strategic emerging industries, mezzanine funds, real estate funds, venture capital funds, and funds of funds (FoF) primarily investing in the aforementioned funds. Insurance companies must register the establishment of private equity funds with the CBIRC, and periodically submit quarterly reports, annual reports and other related information to the CBIRC during the term of private equity funds.

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

An insurance company with a solvency ratio below 100% could be subject to a range of regulatory actions by the CBIRC. The CBIRC may in such situations require the insurance company to, among other things, raise additional share capital, limit paying dividends on its shares, limit the remuneration and expense accounts of its directors and senior management, restrict its advertising activities, restrict the establishment of branch offices and business operations, cease any new business development, transfer its insurance business to others or seek reinsurance of its insurance obligations, sell its assets or restrict the acquisition of fixed assets, limit the channels for using its capital, change its management team or put the insurer into receivership.

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

Category B insurer may be subject to a range of regulatory actions by the CBIRC, including, among others, risk alert, supervisory conversation, rectification of identified problems within a specified deadline, on-site inspection or request to submit and implement plans to prevent insolvency or improve risk management.

If a Category C insurer does not meet the solvency adequacy ratio required by the CBIRC, the CBIRC may in such situations require the insurer to, in addition to the regulatory actions for category B, adjust its business structure, restrict business expansion and increase in assets, restrict the establishment of branch offices, restrict its commercial advertising activities, limit its business scope, transfer its insurance business to others or seek reinsurance of its insurance obligations, adjust investment portfolios or counterparties, limit its channels or percentages of investment, raise additional share capital, limit paying dividends on its shares, limit the remuneration of its directors and senior management or change its management team. If an insurer of category C meets the solvency adequacy ratio as required by the CBIRC but its risk level is high for one or more of the four unquantifiable risks, the CBIRC may take specific regulatory actions that target on the respective issues of each insurer.

For a Category D insurer the CBIRC may, in addition to the regulatory actions for category C, require such insurer to rectify or cease part or all new business, put the insurer into receivership or take other regulatory actions as determined by the CBIRC.

Based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2018, we had been classified as a Category A insurer.

Our core solvency adequacy ratio as of December 31, 2018 was 250.55%, and our comprehensive solvency adequacy ratio as of December 31, 2018 was 250.56%.

Statutory deposits

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with at least two qualified commercial banks, each of which must, among other things, have net assets of no less than RMB 20 billion as of the end of the previous year and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. Insurance companies must choose more than two qualified commercial banks as statutory deposit banks and the statutory deposit period must be for a minimum of one year. In addition, when an insurance company deposits the statutory funds for a business opening or capital increase, renews the deposit upon maturity or transfers the deposit to another bank, changes the nature of the deposit upon maturity or withdraws the deposit before maturity, the insurance company must file with the CBIRC within 10 business days after these funds are duly deposited.

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

Regulation of corporate governance

Directors and senior management qualification and remuneration management requirements. Directors, supervisors and senior management of an insurance company are subject to qualification requirements implemented by the CBIRC. An insurance company must have at least three independent directors and the number of independent directors shall be no less than one third of the number of all the directors. In addition, if any of the shareholders of an insurance company holds more than 50% of the registered capital or equity of the company, then the number of independent directors must be no less than one half of the number of all the directors. The cash benefits, subsidies and allowances that an insurance company pays to its directors, supervisors and senior management annually must not exceed 10% of their respective base remuneration. Where an insurance company has inadequate solvency, the CBIRC will place restrictions on the remuneration of its directors, supervisors and senior management in accordance with relevant regulatory rules on solvency. The senior management of an insurance company receive in-office audits once every three years. If any member of the senior management leaves due to a job change, promotion or any other reasons, a departure audit must be conducted.

Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the regulatory authorities in a timely manner any major risks, and submit an annual risk management report reviewed by the board of directors. In addition, as required by the CBIRC, an insurance company that conducts certain activities, such as direct share investments, equity investments, real estate investments, investments in unsecured bonds, development of infrastructure investment schemes and real estate investment schemes and use of derivatives, must have at least two qualified risk officers. Where an insurance company decides to change a risk officer, impose disciplinary sanctions on a risk officer, dismiss a risk officer or terminate the employment of a risk officer, the insurance company must replace such risk officer within 10 business days from the date of the decision, and report to the CBIRC the reasons for such replacement.

Asset-liability management. On March 1, 2018, the CIRC issued a set of specific technical criteria and rules on the quantitative and competency assessments on insurers’ asset-liability management, as well as requirements on preparing and submitting asset-liability management reports. The new rules have been implemented on a pilot basis since their date of issue. Under the new rules, insurance companies must file quarterly reports on asset-liability management with the CBIRC within 30 days after the end of each quarter, and file annual reports on asset-liability management with the CBIRC no later than May 31 of each year. Both the quarterly reports and the annual reports must be prepared in accordance with specified guidelines. In addition, insurance companies must complete asset-liability management competency assessments and file such assessments with the CBIRC by August 31, 2018. During the pilot period, the CBIRC will review the reports and assessment results submitted by the insurers but it will not take regulatory action.

Compliance management. Insurance companies must prevent, identify, evaluate, report and manage compliance risks by taking measures such as setting up a compliance department, formulating and implementing compliance policies (which are required to be filed with the CBIRC), exercising compliance monitoring and providing compliance trainings, so as to ensure compliance by the company, its staff and sales agents with the relevant laws and regulations, rules of regulatory authorities, industrial self-regulatory rules, internal management systems and codes of ethics. An annual compliance report must be submitted to the CBIRC by April 30 each year. Each insurance company is required by the CBIRC to appoint a compliance officer and establish a compliance management department in its head office. Starting from June 1, 2016, where the proposed compliance head of an insurance company for whom the insurance company has applied for CBIRC approval of post-holding qualifications also serves in other senior management positions, the insurance company must submit a statement that the proposed compliance head will not also manage a business or financial department during his or her term of office. Beginning from July 1, 2017, the headquarter and provincial branches of an insurance company must each set up a compliance management department. Where the proposed compliance head of an insurance company for whom the insurance company has applied for approval of post-holding qualifications is to be served by a senior management person other than the general manager, the insurance company must submit a statement that the proposed compliance head will not also manage departments that may be in conflict with his or her responsibilities for compliance management, such as those for business, finance, fund use and internal audit during his or her term of office. As of the date of this annual report, we have set up a compliance management department, established compliance standards and appointed a compliance officer whose qualification has been approved by the CBIRC.

Related party transactions. Insurance companies are required to establish a related party transaction control committee or designate their audit committee to be responsible for identifying related parties, managing, reviewing and approving related party transactions and controlling risks, and must update the records of related parties at least once every six months. According to applicable CIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction between an insurance company and a related party in which the trading volume accounts for 1% or more of the insurance company’s net assets as of the end of the previous year or has a value of more than RMB 30 million, or transactions between an insurance company and a related party in which the accumulative trading volume within one fiscal year accounts for 5% or more of the insurance company’s net assets as of the end of the previous year. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction is subject to approval by the insurer’s board of directors (the related board resolutions must be adopted by at least two-thirds of all non-affiliated directors, except for any related party transactions between an insurance group (holding) company and its insurance subsidiaries, as well as between and among its insurance subsidiaries themselves) or shareholders, while an ordinary related party transaction is subject to review in accordance with the internal authorization process of the insurance company. An insurance company is required to maintain a system to manage related party transactions and file them with the CBIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company is required, within 10 business days after the conclusion of the transaction agreements (or within 10 business days from the occurrence of the relevant event if no transaction agreement is concluded), to report to the CBIRC and make an announcement on its website and the website of the Insurance Association of China if it conducts certain related party transactions, including, among others, transactions relating to investments of insurance funds and related party transactions that involve transfers of assets or interests above a specified amount. In respect of any information that could not be publicly disclosed as it involves state secrets or due to other reasons, the insurance company must, at least five business days prior to the prescribed date of information disclosure, report this fact to the CBIRC and refrain from disclosing such information as required by law.

Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel (the number of full-time internal audit personnel generally must not be less than 5‰ of the total number of the company’s employees), establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CBIRC. An internal audit report must be submitted to the CBIRC by April 30 of each year and any major risk identified during the internal audit process must be reported to the CBIRC in a timely manner.

Reporting and disclosure requirements. An insurance company must disclose to the public various information regarding its operations and business, including financial and accounting information, information on its insurance liabilities and reserves, risk management, its insurance products, solvency, material related transactions and major events, as well as other information required by the CBIRC. An insurance company must disclose this information on its website, and by April 30 of each year, an insurance company must also disclose an annual report on its website and in media designated by the CBIRC. In addition, within 10 business days after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website.

Internal control assessment. In January 2006, the CIRC issued tentative rules on internal control assessment of life insurance companies to facilitate and supervise the companies and improve their awareness of, and strengthen their controls over, matters such as corporate governance in management, internal controls and regulatory compliance in operations and risk management. Life insurance companies are required to submit to the CBIRC an internal control assessment form and an annual internal control assessment report each year. The CBIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. Under the Basic Guidelines for Internal Controls in Insurance Companies issued by the CIRC in August 2010 and the Measures for Compliance Management of Insurance Companies issued by the CIRC in December 2016, which are effective from July 1, 2017, an insurance company must establish an internal control evaluation system in various operations including sales, operation, basic management and fund use, and by April 30 of each year, submit to the CBIRC an evaluation report on its internal control. In addition, where the CBIRC deems necessary, the CBIRC may collect information reflecting the corporate governance of insurance companies, establish an information database of insurance companies’ governance, and conduct governance ratings for insurance companies through on-site or off-site investigations, media reports, assessments of independent rating agencies and public disclosure by insurance companies. The CBIRC may take regulatory measures against insurance companies based on the rating results, including interviews, a risk warning in writing and rectifications within a specified period.

Custody of insurance assets. In October 2014, the CIRC and CBRC jointly issued a notice on regulating the insurance assets custody business. Under this notice, insurance companies are required to establish and improve mechanisms for the custody of insurance assets, select qualified commercial banks and other professional institutions, place various assets generated by the investment of insurance funds under third-party custody and oversight, and ensure that the revenue and expenditure concerning the use of insurance funds (except for expenditure of daily expenses) are primarily processed through the custody fund accounts. Insurance companies are required to submit implementing plans relating to the custody of their insurance assets to the CBIRC.

Market conduct

Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums. If any insurance policy or consulting service is provided through telephone sales, requisite office space, staff, facilities and adequate supervising must be furnished. In addition, the telephone sale must be conducted directly by the insurance company, and the terms and rates of the premiums of the insurance policy and geographic business area must be submitted to the CBIRC for approval.

Insurance companies which conduct marketing and promotional activities through we-media platforms (such as websites, apps, blogs, microblogs, corporate accounts and WeChat) are required to establish a relevant management system. The management criteria of such system should be no less strict than the criteria provided in existing regulations in relation to the insurance promotional materials for off-line channels.

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

Regulation of issuance of subordinated debt

Beginning in September 2004, insurance companies that meet a series of qualification tests and are approved by the CBIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debt. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest. Since March 15, 2013, a qualified insurance group (or holding) company is also allowed to issue subordinated debt in accordance with the relevant requirements of the CIRC.

Beginning in May 2012, publicly listed insurance companies that meet a series of qualification tests and are approved by the CBIRC may issue subordinated convertible bonds. Subordinated convertible bonds refer to bonds issued by an insurance company in accordance with statutory procedures that satisfy the following conditions: the bonds have a maturity of five years or longer; the principal and interest of the bonds shall be repaid and paid after insurance policy liabilities and other general liabilities in the event of bankruptcy liquidation; and the bonds can be converted into shares of the insurance company in accordance with the agreed conditions within a certain period of time. An insurance company must submit an issuance application to the relevant securities regulatory authority within six months after the CBIRC has approved the issuance of subordinated convertible bonds. An issuer must report the issuance information to the CBIRC within ten working days after completion of the issuance of subordinated convertible bonds.

Regulation of merger and acquisition of insurance companies

An insurance company may apply to the CBIRC for approval of the acquisition of control of another insurance company through the acquisition of equity or shares of the other insurance company. Except under special circumstances, such as a transfer between affiliated parties under common control or risk disposition, the acquiring party is not allowed to transfer the acquired equity or shares in the target insurance company within five years from the completion of the acquisition. Upon approval by the CBIRC, the acquiring party may control two insurance companies engaging in the same type of business after the completion of acquisition. In addition, an insurance company may apply to the CBIRC for approval for the merger with other insurance companies by absorption or establishing a new insurance company. The business scope of the insurance company subsequent to the merger is subject to the re-approval by the CBIRC. An insurance company must, during the twelve-month period after the completion of merger or acquisition, report the following information in writing to the CBIRC within the first 30 days of each quarter: making investments in and purchases or sales of material assets, related party transactions, business transfers, notifications to insurance consumers, public announcements, changes of senior management personnel and employee placements.

Regulation of establishment and management of non-insurance subsidiaries

An insurance company may apply to the CBIRC for approval for the direct or indirect establishment of domestic or overseas non-insurance subsidiaries (excluding insurance companies, insurance asset management institutions, dedicated insurance agencies, insurance brokerage institutions and insurance assessment institutions), primarily including: (1) financial institutions that engage in non-insurance financial services; (2) service firms that provide various supporting services to insurance companies; (3) investment platform companies with a strong connection with an insurance business, project companies established for managing the investment of insurance funds in real properties, and companies formed as a result of the investment of insurance funds in the upstream and downstream industry chain of an insurance business; and (4) other types of companies. Unless otherwise prescribed by laws, administrative regulations and the CBIRC, an insurance company is not allowed to guarantee the debts of its non-insurance subsidiaries, or lend funds to its non-insurance subsidiaries. An insurance company must build firewalls between its non-insurance subsidiaries in terms of personnel, capital, business and information to prevent risks spreading from its non-insurance subsidiaries. An insurance company must also cause its non-insurance subsidiaries to establish and improve their respective information disclosure systems, and submit to the CBIRC an annual report on its non-insurance subsidiaries by April 30 of each year.

Regulation of establishment of overseas insurance institutions

An insurance company may apply to the CBIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB 5 billion as at the end of the prior year and foreign exchange funds of no less than US$ 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CBIRC.

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

Foreign-invested insurance companies, including Sino-foreign equity joint ventures, wholly foreign-owned insurance companies and branches of foreign insurance companies, are generally regulated in the same manner as domestic insurance companies. Without the approval of the CBIRC, foreign-invested insurance companies may not engage in asset purchases and sales or other transactions with their affiliates, but may engage in outward and inward reinsurance with their affiliates. In addition, where the foreign-invested insurance company is a branch of a foreign insurance company, it is required to notify the CBIRC of fundamental events relating to the foreign insurance company within ten days following the occurrence of the event. Reportable events include: (1) a change of name, senior management or jurisdiction of incorporation of the foreign insurance company, (2) a change in the foreign insurance company’s share capital, (3) a change in any person beneficially owning 10% or more of the foreign insurance company’s shares, (4) a change in business scope, (5) the imposition of administrative sanctions by any applicable regulatory authority, (6) a material loss incurred by the foreign insurance company, (7) a spin-off, merger, dissolution, revocation of corporate franchise or bankruptcy involving the foreign insurance company and (8) other events specified by the CBIRC. If the foreign insurance company is dissolved, or its corporate franchise is revoked or it is declared bankrupt, the Chinese branch of the foreign insurance company will be prohibited from conducting any new business.

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

Regulation of Insurance Asset Management Companies

An insurance asset management company is a limited liability company or joint stock company that manages insurance funds on behalf of others. Insurance asset management companies are regulated by the CBIRC.

Minimum capital requirements

The registered capital of an insurance asset management company may not be lower than RMB 100 million or the equivalent amount of other freely convertible currencies.

Business operations

An insurance asset management company may conduct the following businesses: (1) managing funds in Renminbi or other foreign currencies entrusted to it, including insurance funds, funds of pension, annuity and housing provident institutions, as well as funds of other qualified investors that are capable of identifying and undertaking corresponding risks; (2) managing and operating its own insurance funds in Renminbi or foreign currencies; (3) as trustee, carrying out asset management business appointed by and on behalf of the trustor, or developing asset management products for the interest of the beneficiary or for specific purposes and carrying out asset management business; (4) applying to relevant financial regulatory authorities to carry out publicly-raised asset management business in accordance with the law, provided that relevant conditions are met; (5) as approved by the CBIRC, issuing relevant asset management products to domestic insurance groups or holding companies, insurance companies, insurance asset management companies and other qualified investors capable of identifying and bearing the applicable risk; and (6) other businesses approved by the CBIRC or other departments of the State Council.

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

Insurance asset management companies are also subject to the governance of regulations which generally apply to the asset management businesses of financial institutions. Starting from April 27, 2018, the asset management businesses of financial institutions are subject to new supervision rules, which apply to the participation of insurance funds in publicly-offered funds, private equity funds, trust schemes, equity investment schemes, debt investment schemes and portfolio insurance asset management products through the asset management products of insurance asset management companies.

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

All insurance agencies and agents are required to enter into agency agreements that specify the duration of the agency; the amount of the agency fee and the method of payment; the scope of the agency, including the insurance products to be marketed; and other relevant matters. Absent specific CBIRC approval, insurance agents are prohibited from signing insurance and annuity products on behalf of the insurance companies they represent. None of our agents is authorized to sign insurance policies or annuity contracts for us.

Insurance agencies are required to open special accounts for the handling of funds that they hold or collect for the insurance companies they represent. They may not engage in the following activities: dealing with unauthorized insurers or insurance intermediaries, engaging in activities beyond their authorized business scope or geographical area, causing injury to the rights of the insurance companies they represent, spreading rumors or otherwise injuring the reputation of others in the insurance industry, misappropriating the funds of the insurance companies they represent, defrauding insurance customers through false or misleading representations or material omissions, using undue influence to induce insurance customers to purchase insurance, or defrauding the insurance companies they represent through collusion with the insured or the insurance beneficiary. In addition, dedicated insurance agencies are subject to various reporting requirements, including submission of annual financial reports, and are subject to supervision and examination by the CBIRC.

Insurance brokers who represent individuals and companies purchasing insurance and other intermediaries are subject to similar regulatory requirements regarding their activities. Among other things, they are subject to supervision and examination by the CBIRC, and fundamental corporate changes must be approved by the CBIRC. Only companies organized under the PRC company law and meeting requirements set by the CBIRC are authorized to act as insurance brokers. Insurance brokers are required to comply with standards prescribed by the CBIRC. Insurance brokerage agencies must provide training to their brokerage personnel regarding insurance laws and provide education on ethics and other matters.

Regulation of Internet Insurance Businesses

Insurance companies and intermediaries are allowed to carry out an Internet-based insurance business, including sales, underwriting, claims settlement, policy surrender, complaint handling, customer services and other insurance business activities, through proprietary network platforms or third-party network platforms that meet the relevant requirements prescribed by the CBIRC. Insurance companies and intermediaries that carry out an internet-based insurance business must set up an information disclosure column on their official websites, disclosing the related website names and addresses, internet insurance products, existing branches, customer services and ways for consumers to make complaints. The CBIRC is required to carry out regulation and on-site inspection of an internet insurance business, and may take rectification measures against insurance companies and intermediaries that conduct operations in violation of the regulations. Insurance companies engaging in internet-based guaranteed insurance businesses, which use internet credit lending platforms as intermediaries to provide both the borrowers (i.e. insurance applicants) and the lenders (i.e. the insured) on such platforms with guaranteed insurance services, must comply with regulatory requirements on solvency, verify the qualifications of insurance applicants in a prudent manner, clarify the information disclosure obligations of the internet platforms, enhance product management and adhere to other compliance requirements stipulated by the CBIRC.

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

Administrative Penalty by the PBOC

In July 2018, the PBOC imposed a fine of RMB 700,000 on us for non-compliance with anti-money laundering laws and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. We have taken corrective measures and improved our anti-money laundering system by refining the process for identifying customers’ data, retaining transaction records and reporting large payment transactions and suspicious transactions. The fine imposed by the PBOC does not have a material impact on the business operations and financial results of our company.

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

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2018, we owned and leased 4,180 and 14,139 properties, respectively, and had 311 properties under construction. Among the 4,180 properties owned by us, 2,523 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. 15 properties are recognized as investment properties.

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

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had nearly 285 million insurance policies in force as of December 31, 2018, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 535,826 million (US$ 77,933 million) and net profit of RMB 11,936 million (US$ 1,736 million) for the year ended December 31, 2018. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 437,540 million (US$ 63,638 million) in 2018.

•	Health insurance had total gross written premiums of RMB 83,614 million (US$ 12,161 million) in 2018.

•	Accident insurance had total gross written premiums of RMB 14,672 million (US$ 2,134 million) in 2018.

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

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 84.80% of total revenues in 2018.

•

investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 13.91% of total revenues in 2018.

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

Interest Rates

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2018, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.64%, while our investment yields for the years ended December 31, 2018, 2017 and 2016 were 3.29%, 5.16% and 4.69%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets, for the years ended December 31, 2016, 2017 and 2018.

Impairment	For the year ended December 31,
	2016	2017	2018	2018
	(RMB in millions)			US$
Debt securities	(143)	(114)	(42)	(6)
Equity securities	(2,513)	(2,643)	(8,163)	(1,187)

Total	(2,656)	(2,757)	(8,205)	(1,193)

During the year ended December 31, 2018, we recognized an impairment expense of RMB 8,163 million (US$ 1,187 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2017, we recognized an impairment expense of RMB 2,643 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2016, we recognized an impairment expense of RMB 2,513 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2018, we recognized an impairment expense of RMB 42 million (US$ 6 million) in debt securities. During the year ended December 31, 2017, we recognized an impairment expense of RMB 114 million in debt securities. During the year ended December 31, 2016, we recognized an impairment expense of RMB 143 million in debt securities.

Available-for-sale securities comprised of the following asset classes as of December 31, 2016, 2017 and 2018.

	As of December 31,
	2016		2017		2018
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	20,173	21,653	24,818	24,632	26,759	28,440
Government agency bonds	140,444	146,310	164,331	157,765	172,250	180,273
Corporate bonds	183,408	188,337	199,613	197,133	181,178	185,720
Subordinated bonds/debt	15,948	16,708	13,588	13,495	20,953	21,514
Other	26,773	26,750	62,651	62,099	78,136	80,643

Subtotal	386,746	399,758	465,001	455,124	479,276	496,590

Equity securities
Funds	114,373	105,290	97,516	91,344	115,949	92,304
Common stocks	110,774	110,653	124,090	129,424	160,231	143,469
Other	143,161	150,722	127,689	134,842	126,253	138,170
Subtotal	368,308	366,665	349,295	355,610	402,433	373,943

Total	755,054	766,423	814,296	810,734	881,709	870,533

The difference between the aggregate cost/amortized cost and the aggregate estimated fair value reflects the amount of the unrealized gains and losses, and provision for impairment losses. As of December 31, 2018, we had gross unrealized gains of RMB 37,125 million (US$ 5,400 million) and gross unrealized losses of RMB 43,884 million (US$ 6,383 million), and made a provision for impairment losses of RMB 4,417 million (US$ 642 million). As of December 31, 2017, we had gross unrealized gains of RMB 25,120 million and gross unrealized losses of RMB 26,837 million, and made a provision for impairment losses of RMB 1,845 million. As of December 31, 2016, we had gross unrealized gains of RMB 31,391 million and gross unrealized losses of RMB 18,064 million, and made a provision for impairment losses of RMB 1,938 million. The unrealized losses as of December 31, 2018 related primarily to the unrealized losses of available-for-sale stocks and funds.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2018, 2017 and 2016. For the year ended December 31, 2018, unrealized losses on equity securities, mainly resulting from the overall volatility and downturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2017, unrealized losses on debt securities, mainly resulting from the increase in interest rates in the Chinese market, constituted a significant component of the movement of the total unrealized losses compared to the prior year.

As of December 31, 2018	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	126	473	1,046	1,645
Carrying amounts	9,665	11,075	41,365	62,105
Unrealized losses as a percentage of carrying amounts	1.30%	4.27%	2.53%	2.65%

Equity securities
Unrealized losses	7,445	21,813	12,981	42,239
Carrying amounts	50,073	92,845	52,549	195,467
Unrealized losses as a percentage of carrying amounts	14.87%	23.49%	24.70%	21.61%

Total
Total unrealized losses	7,571	22,286	14,027	43,884
Total carrying amounts	59,738	103,920	93,914	257,572
Unrealized losses as a percentage of carrying amounts	12.67%	21.45%	14.94%	17.04%

As of December 31, 2017	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	3,670	2,128	5,274	11,072
Carrying amounts	181,504	52,795	45,788	280,087
Unrealized losses as a percentage of carrying amounts	2.02%	4.03%	11.52%	3.95%

Equity securities
Unrealized losses	12,342	3,391	32	15,765
Carrying amounts	132,893	25,982	786	159,661
Unrealized losses as a percentage of carrying amounts	9.29%	13.05%	4.07%	9.87%

Total
Total unrealized losses	16,012	5,519	5,306	26,837
Total carrying amounts	314,397	78,777	46,574	439,748
Unrealized losses as a percentage of carrying amounts	5.09%	7.01%	11.39%	6.10%

As of December 31, 2016	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	1,222	40	200	1,462
Carrying amounts	48,144	1,040	3,104	52,288
Unrealized losses as a percentage of carrying amounts	2.54%	3.85%	6.44%	2.80%

Equity securities
Unrealized losses	12,023	4,579	—	16,602
Carrying amounts	121,106	23,443	1	144,550
Unrealized losses as a percentage of carrying amounts	9.93%	19.53%	—	11.49%

Total
Total unrealized losses	13,245	4,619	200	18,064
Total carrying amounts	169,250	24,483	3,105	196,838
Unrealized losses as a percentage of carrying amounts	7.83%	18.87%	6.44%	9.18%

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
As of December 31, 2018, our total investment assets were RMB 3,104,014 million (US$ 451,460 million) and the investment yield for the year ended December 31, 2018 was 3.29%. The investment yield primarily reflected the increase in interest income and the decrease in spread income of stocks we have invested in. As of December 31, 2017, our total investment assets were RMB 2,753,124 million and the investment yield for the year ended December 31, 2017 was 5.16%. As of December 31, 2016, our total investment assets were RMB 2,573,049 million and the investment yield for the year ended December 31, 2016 was 4.69%.

We calculate the investment yields for a given year by dividing the total investment income for that year by the average of the ending balance of investment assets of that year and the previous year. Beginning in 2018, we revised the formula to calculate our investment yield to consider the impact of investments in associates and joint ventures on our investment yield. The investment yields for the fiscal years ended December 31, 2017 and December 31, 2016 have also been revised to conform to the revised formula.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2018, 2017 and 2016 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2016	2017	2018	2018	(2016-2018)
	RMB	RMB	RMB	USD
Life insurance business

Whole life and term life insurance:
Gross written premiums	33,395	40,606	49,520	7,202	21.77%

Endowment:
Gross written premiums	188,415	198,418	126,318	18,372	(18.12%)

Annuities:
Gross written premiums	140,095	190,798	261,702	38,063	36.68%
Health insurance business(1)

Gross written insurance premiums	54,010	67,708	83,614	12,161	24.42%
Accident insurance business(2)

Gross written insurance premiums	14,583	14,436	14,672	2,134	0.30%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

Under guidelines issued by the CBIRC, we are required to pay to our participating policyholders dividends which are no less than 70% of the distributable earnings on participating products. Participating products tend to present us with less market risk, since we have more flexibility to set the level of dividends and participating products are subject to guaranteed interest rates which are generally lower than those of non-participating products. In addition, changes in interest rates have less of impact on their lapse rates than on those of non-participating policies. Conversely, participating products tend to be less profitable for us than non-participating products, largely because the terms of these contracts effectively commit us to sharing a portion of our earnings from participating products with our policyholders. However, participating products still provide us with attractive profit contributions given the growing level of sales volume they produce.

Products classified as investment contracts also affect our revenues, since only a portion of the payments we received under such products are recorded in our consolidated income statement as policy fees, and the majority of such payments are recorded as investment contracts under financial liabilities on our balance sheet.

We have adjusted our premium structure to focus more on sales of products with regular premiums, especially products with regular premiums for ten years or more, which has reduced the proportion of single written premiums of our total first-year gross written premiums. We believe that this strategy could contribute to a more steady development of our business and enhance the loyalty of our customers and the retention rate of our sales agent force.

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance date and are not adjusted at each reporting date. We incorporate the potential impact of future risk factors on our operating results in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-38 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin ranged from 4.45% to 4.85% as at December 31, 2016, 4.85% as at December 31, 2017 and 4.85% as at December 31, 2018, respectively.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.23% to 4.68% as at December 31, 2016, from 3.31% to 4.86% as at December 31, 2017 and from 3.47% to 4.86% as at December 31, 2018, respectively.

There is uncertainty relating to the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. We determine the discount rate assumption based on the information obtained at the end of each reporting period, including consideration of risk margin.

•	The mortality and morbidity assumptions are based on the historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

We base our mortality assumptions on the China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect our recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserve. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions could expose us to longevity risk.

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

•

The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as future inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. Our expense assumptions for the past three years were as follows: the percentage of premiums costs of 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2016, 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2017, and 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products as at December 31, 2018, respectively, in each case plus a fixed per-policy expense.

•

The lapse rates and other assumptions are affected by certain factors, such as the future macro economy, availability of financial substitutions and market competition, which bring uncertainty to lapse rates and other assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

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

Investment Contracts

For investment contracts with or without discretionary participating feature, our policy fee income mainly consists of acquisition cost and various fee incomes (including handling fees and management fees) over the period during which the service is provided. Policy fee income net of certain acquisition cost is amortized over the expected life of the contracts by period and recognized in revenue.

Except for unit-linked contracts, of which the liabilities for transferred financial risks are carried at fair value, the liabilities of investment contracts are carried at amortized cost.

Valuation of Investments

We classify our financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of our financial assets at initial recognition, with the classification depending on the purpose for which the assets are acquired. The following are the policies used:

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

As of December 31, 2018, debt securities of RMB 215,460 million (US$ 31,337million) contain guarantees issued by third parties and, of those, 83.27% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 92.10% relates to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2018, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2018, RMB 804,316 million of RMB 900,831 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Policy fee income. The policy fee income for investment contracts mainly consists of acquisition costs and various fee incomes (including handling fees and management fees) over the period during which service is provided. Policy fee income net of certain acquisition costs is amortized over the expected life of the contracts and recognized as other income.

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

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2018.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018

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

The Group’s accounting treatment for cash-settled share-based payments is consistent with the clarification in the amendments. In addition, the Group has no share-based payment transactions with net settlement features for withholding tax obligations and has not made any modifications to the terms and conditions of its share-based payment transactions. Therefore, these amendments have no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options for entities issuing contracts within the scope of IFRS 4 upon the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss and (ii) its activities are predominantly connected with insurance at its annual reporting date that immediately precedes April 1, 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to other comprehensive income for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after January 1, 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, we performed an assessment of the amendments and reached the conclusion that our activities were predominantly connected with insurance as at December 31, 2015. There has been no significant change in the activities of the Group since then that requires reassessment, and the Group considers that it continues to meet the criteria of applying the temporary exemption. We have decided to apply the temporary exemption from IFRS 9 and, therefore, continue to apply IAS 39 to our financial assets and financial liabilities in our reporting period starting on January 1, 2018. Disclosures regarding our temporary exemption from IFRS 9 are contained in Note 32.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognizing revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. The standard supersedes all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licenses of intellectual property and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. Based on the standard’s transitional provisions, the entity shall recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings or other component of equity of the annual reporting period that includes the date of initial application, and does not require a restatement of prior periods. The Group adopted IFRS 15 using the modified retrospective approach from January 1, 2018. Adoption of the standard has no significant impact on relative items of the Group’s consolidated financial statements.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The amendments do not have any significant impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after January 1, 2018. There is no significant impact on the accounting policies of the Group as a result of these amendments.

New accounting standards and amendments that are effective but a temporary exemption is applied by the Group for the financial year beginning on January 1, 2018:

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classify debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on their respective business models. The Group analyzed the contractual cash flow characteristics of financial assets as at December 31, 2018 and made relevant disclosures in Note 32 according to IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at fair value through other comprehensive income for certain equity investments not held for trading. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income. If the Group elects to record equity investments at fair value through other comprehensive income, gains and losses would never be recognized in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analyzing the impact on the expected loss provision; the Group believes that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

The following standards and amendments are not yet effective and have not been early adopted by the Group for the financial year beginning on January 1, 2018.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1 and Note 2.1.2 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.1%, 1.6%, 2.0%, 1.4% and 2.0% in 2018, 2017, 2016, 2015 and 2014, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Total Revenues	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in millions)
Net premiums earned	506,910	532,023
Life insurance business	429,267	436,863
Health insurance business	63,323	80,279
Accident insurance business	14,320	14,881
Investment income	122,727	125,167
Investment income from securities at fair value through profit or loss	4,538	5,153
Investment income from available-for-sale securities	46,627	39,483
Investment income from held-to-maturity securities	30,669	34,657
Investment income from bank deposits	23,827	22,699
Investment income from loans	16,320	22,894
Other investment income	746	281
Net realized gains on financial assets	42	(19,591)
Net fair value gains through profit or loss	6,183	(18,278)
Other income	7,493	8,098

Total	643,355	627,419

Net Premiums Earned

Net premiums earned increased by RMB 25,113 million, or 5.0%, to RMB 532,023 million in 2018 from RMB 506,910 million in 2017.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB 7,596 million, or 1.8%, to RMB 436,863 million in 2018 from RMB 429,267 in 2017. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 16,956 million, or 26.8%, to RMB 80,279 million in 2018 from RMB 63,323 million in 2017. This was primarily due to the expansion of our health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 561 million, or 3.9%, to RMB 14,881 million in 2018 from RMB 14,320 million in 2017. This was primarily due to the steady growth of our accident insurance business.

Investment Income

Investment income increased by RMB 2,440 million, or 2.0%, from RMB 122,727 million in 2017 to RMB 125,167 million in 2018.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB 615 million, or 13.6%, to RMB 5,153 million in 2018 from RMB 4,538 million in 2017. This was primarily due to an increase in interest income resulting from an increase in investments in corporate bonds at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities decreased by RMB 7,144 million, or 15.3%, to RMB 39,483 million in 2018 from RMB 46,627 million in 2017. This was primarily due to a decrease in dividends from available-for-sale equity securities investment funds.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 3,988 million, or 13.0%, to RMB 34,657 million in 2018 from RMB 30,669 million in 2017. This was primarily due to an increase in interest income resulting from the increase in the allocation in government bonds.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB 1,128 million, or 4.7%, to RMB 22,699 million in 2018 from RMB 23,827 million in 2017. This was primarily due to a decrease in interest income resulting from the fact that new negotiated deposits were mainly made toward the end of 2018 and the decrease in the allocation in deposits other than negotiated deposits.

Investment Income from Loans

Investment income from loans increased by RMB 6,574 million, or 40.3%, to RMB 22,894 million in 2018 from RMB 16,320 million in 2017. This was primarily due to an increase in interest income from trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by RMB 19,633 million to losses of RMB 19,591 million in 2018 from gains of RMB 42 million in 2017. This was primarily due to a decrease in spread income of stocks in available-for-sale securities and an increase in equity investment assets qualified for impairment.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss decreased by RMB 24,461 million to losses of RMB 18,278 million in 2018 from gains of RMB 6,183 million in 2017. This was primarily due to a decrease in spread income and fair value of stocks in securities at fair value through profit or loss.

Other Income

Other income increased by RMB 605 million, or 8.1%, to RMB 8,098 million in 2018 from RMB 7,493 million in 2017. This was primarily due to the business growth of China Life Pension.

Benefits, Claims and Expenses	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	259,708	248,736
Accident and health claims and claim adjustment expenses	33,818	40,552
Increase in insurance contracts liabilities	172,517	189,931
Investment contracts benefits	8,076	9,332
Policyholder dividends resulting from participation in profits	21,871	19,646
Underwriting and policy acquisition costs	64,789	62,705
Finance costs	4,601	4,116
Administrative expenses	35,953	37,486
Other expenses	6,426	7,642
Statutory insurance fund contribution	1,068	1,097

Total	608,827	621,243

Segment information of insurance benefits and claims expenses
Life insurance business	409,410	412,876
Health insurance business	50,624	59,689
Accident insurance business	6,009	6,654

Total	466,043	479,219

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 13,176 million, or 2.8%, to RMB 479,219 million in 2018 from RMB 466,043 million in 2017.

Life insurance death and other benefits payouts decreased by RMB 10,972 million, or 4.2%, to RMB 248,736 million in 2018 from RMB 259,708 million in 2017. This was primarily due to a decrease in maturities payable. Accident and health claims and claim adjustment expenses increased by RMB 6,734 million, or 19.9%, to RMB 40,552 million in 2018 from RMB 33,818 million in 2017. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 17,414 million, or 10.1%, to RMB 189,931 million in 2018 from RMB 172,517million in 2017. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 3,466 million, or 0.8%, to RMB 412,876 million in 2018 from RMB 409,410 million in 2017. This was primarily due to an increase in the scale of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 9,065 million, or 17.9%, to RMB 59,689 million in 2018 from RMB 50,624 million in 2017. This was primarily due to the growth in our health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB 645 million, or 10.7%, to RMB 6,654 million in 2018 from RMB 6,009 million in 2017. This was primarily due to an increase in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits increased by RMB 1,256 million, or 15.6%, to RMB 9,332 million in 2018 from RMB 8,076 million in 2017. This was primarily due to an increase in the scale of universal insurance accounts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB 2,225 million, or 10.2%, to RMB 19,646 million in 2018 from RMB 21,871 million in 2017. This was primarily due to a decrease in investment yields from participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs decreased by RMB 2,084 million, or 3.2%, to RMB 62,705 million in 2018 from RMB 64,789 million in 2017. This was primarily due to the increase in the percentage of renewal premiums in gross written premiums as a result of our enhanced efforts in the adjustment of our business structure.

Finance Costs

Finance costs decreased by RMB 485 million, or 10.5%, to RMB 4,116 million in 2018 from RMB 4,601 million in 2017. This was primarily due to a decrease in interest paid due to redemptions of subordinated debts.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 1,533 million, or 4.3%, to RMB 37,486 million in 2018 from RMB 35,953 million in 2017. This was primarily due to the growth of our business.

Other Expenses

Other expenses increased by RMB 1,216 million, or 18.9%, to RMB 7,642 million in 2018 from RMB 6,426 million in 2017. This was primarily due to the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies and interest from dividends.

Profit	For the year ended December 31,
	2017	2018
	RMB	RMB
	(in millions)
Profit before income tax	41,671	13,921
Life insurance business	29,315	1,630
Health insurance business	3,246	4,100
Accident insurance business	528	495
Other businesses	8,582	7,696
Income tax	8,919	1,985
Net profit attributable to equity holders of the company	32,253	11,395

Profit before Income Tax

Our profit before income tax decreased by RMB 27,750 million, or 66.6%, to RMB 13,921 million in 2018 from RMB 41,671 million in 2017.

Life Insurance Business

Profit before income tax in the life insurance business decreased by RMB 27,685 million, or 94.4%, to RMB 1,630 million in 2018 from RMB 29,315 million in 2017. This was primarily due to a significant decrease in the income from open market equity investments due to the overall volatility and downward trend in equity markets.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 854 million, or 26.3%, to RMB 4,100 million in 2018 from RMB 3,246 million in 2017. This was primarily due to the growth and quality improvement in the short-term health insurance business.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB 33 million, or 6.3%, to RMB 495 million in 2018 from RMB 528 million in 2017. This was primarily due to fluctuation in claims expenses of certain accident insurance businesses.

Other Business

Profit before income tax in other business decreased by RMB 886 million, or 10.3%, to RMB 7,696 million in 2018 from RMB 8,582 million in 2017. This was primarily due to fluctuation in exchange rates for liabilities of our subsidiaries held in foreign currencies.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 6,934 million, or 77.7%, to RMB 1,985 million in 2018 from RMB 8,919 million in 2017. This was primarily due to the combined impact of taxable income and deferred income tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB 20,858 million, or 64.7%, to RMB 11,395 million in 2018 from RMB 32,253 million in 2017. This was primarily due to a significant decrease in the income from open market equity investments due to the overall volatility and downward trend in equity markets.

Major Assets	As of December 31,
	2017	2018
	RMB	RMB
	(in millions)
Investment assets[1]	2,753,124	3,104,014
Term deposits	449,400	559,341
Held-to-maturity securities	717,037	806,717
Available-for-sale securities	810,734	870,533
Securities at fair value through profit or loss	136,809	138,717
Securities purchased under agreements to resell	36,185	9,905
Cash and cash equivalents	48,586	50,809
Loans	383,504	450,251
Statutory deposits—restricted	6,333	6,333
Investment properties	3,064	9,747
Investment in associates and joint ventures	161,472	201,661
Other assets	144,467	150,389

Total	2,897,591	3,254,403

1.

Beginning in 2018, the scope of investment assets has been revised to include investments in associates and joint ventures, and the amounts of investment assets for 2017 and 2016 have also been revised to conform to this revised scope.

Investment Assets

Our total investment assets increased by RMB 350,890 million, or 12.7%, to RMB 3,104,014 million as of December 31, 2018 from RMB 2,753,124 million as of December 31, 2017.

Term Deposits

Term deposits increased by RMB 109,941 million, or 24.5%, to RMB 559,341 million as of December 31, 2018 from RMB 449,400 million as of December 31, 2017. This was primarily due to an increase in the scale of the negotiated deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 89,680 million, or 12.5%, to RMB 806,717 million as of December 31, 2018 from RMB 717,037 million as of December 31, 2017. This was primarily due to an increase in the allocation of government bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB 59,799 million, or 7.4%, to RMB 870,533 million as of December 31, 2018 from RMB 810,734 million as of December 31, 2017. This was primarily due to an increase in the allocation of financial bonds in available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 1,908 million, or 1.4%, to RMB 138,717 million as of December 31, 2018 from RMB 136,809 million as of December 31, 2017. This was primarily due to an increase in the scale of corporate bonds in securities at fair value through profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 2,223 million, or 4.6%, to RMB 50,809 million as of December 31, 2018 from RMB 48,586 million as of December 31, 2017. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 66,747 million, or 17.4%, to RMB 450,251 million as of December 31, 2018 from RMB 383,504 million as of December 31, 2017. This was primarily due to an increase in the scale of policy loans.

Investment Properties

Investment properties increased by RMB 6,683 million, or 218.1%, to RMB 9,747 million as of December 31, 2018 from RMB 3,064 million as of December 31, 2017. This was primarily due to new investments in investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB 40,189 million, or 24.9%, to RMB 201,661 million as of December 31, 2018 from RMB 161,472 million as of December 31, 2017. This was primarily due to the fact that we increased our allocation in investments in associates and joint ventures, and that the equity of investments in associates and joint ventures increased.

Major Liabilities	As of December 31,
	2017	2018
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,025,133	2,216,031
Investment contracts	232,500	255,434
Securities sold under agreements to repurchase	87,309	192,141
Policyholder dividends payable	83,910	85,071
Annuity and other insurance balances payable	44,820	49,465
Interest-bearing loans and borrowings	18,794	20,150
Deferred tax liabilities	4,871	—
Other liabilities	74,944	112,821

Total	2,572,281	2,931,113

Liabilities

Our total liabilities increased by RMB 358,832 million, or 13.9%, to RMB 2,931,113 million as of December 31, 2018 from RMB 2,572,281 million as of December 31, 2017.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 190,898 million, or 9.4%, to RMB 2,216,031 million as of December 31, 2018 from RMB 2,025,133 million as of December 31, 2017. This was primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 22,934 million, or 9.9%, to RMB 255,434 million as of December 31, 2018 from RMB 232,500 million as of December 31, 2017. This was primarily due to an increase in the scale of universal insurance accounts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB 104,832 million, or 120.1%, to RMB 192,141 million as of December 31, 2018 from RMB 87,309 million as of December 31, 2017. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB 1,161 million, or 1.4%, to RMB 85,071 million as of December 31, 2018 from RMB 83,910 million as of December 31, 2017. This was primarily due to the increase of dividend on deposit.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 4,645 million, or 10.4%, to RMB 49,465 million as of December 31, 2018 from RMB 44,820 million as of December 31, 2017. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency increased in 2018. Interest-bearing loans and other borrowings include a five-year bank loan of GBP 275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 970 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019, a three-year bank loan of EUR 67 million with a maturity date on January 18, 2021, a six-month bank loan of EUR 127 million with a maturity date on January 11, 2019 and to be automatically renewed upon maturity, all of which are fixed rate loans, and a three-year loan of EUR 400 million with a maturity date on December 6, 2020, which is a floating rate loan.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2017 were RMB 4,871 million, and there were no deferred tax liabilities as of December 31, 2018. This change was primarily due to the decrease in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2018, equity attributable to our equity holders was RMB 318,371 million, a decrease of RMB 2,562 million, or 0.8%, from RMB 320,933 million as of December 31, 2017. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2018.

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

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 9,384 million, or 25.2%, to RMB 46,627 million in 2017 from RMB 37,243 million in 2016. This was primarily due to an increase in dividend income from available-for-sale equity investments.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 5,815 million, or 23.4%, to RMB 30,669 million in 2017 from RMB 24,854 million in 2016. This was primarily due to an increase in interest income resulting from the increase in the allocation in financial bonds.

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

Other Income

Other income increased by RMB 1,033 million, or 16.0%, to RMB 7,493 million in 2017 from RMB 6,460 million in 2016. This was primarily due to an increase in the commission fees earned from CLPCIC.

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

Life insurance death and other benefits payouts increased by RMB 6,551 million, or 2.6%, to RMB 259,708 million in 2017 from RMB 253,157 million in 2016. This was primarily due to an increase in surrenders. Accident and health claims and claim adjustment expenses increased by RMB 6,549 million, or 24.0%, to RMB 33,818 million in 2017 from RMB 27,269 million in 2016. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 45,898 million, or 36.2%, to RMB 172,517 million in 2017 from RMB 126,619 million in 2016. This was primarily due to an increase in the scale of insurance business.

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

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 5,988 million, or 37.7%, to RMB 21,871 million in 2017 from RMB 15,883 million in 2016. This was primarily due to an increase in investment yields from participating accounts.

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

Other Expenses

Other expenses increased by RMB 1,567 million, or 32.2%, to RMB 6,426 million in 2017 from RMB 4,859 million in 2016. This was primarily due to payables to third party holders of consolidated structured entities and the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies.

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

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB 4,662 million, or 109.5%, to RMB 8,919 million in 2017 from RMB 4,257 million in 2016. This was primarily due to the combined impact of taxable income and deferred tax.

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

Major Assets	As of December 31,
	2016	2017
	RMB	RMB
	(in millions)
Investment assets[1]	2,573,049	2,753,124
Term deposits	538,325	449,400
Held-to-maturity securities	594,730	717,037
Available-for-sale securities	766,423	810,734
Securities at fair value through profit or loss	209,124	136,809
Securities purchased under agreements to resell	43,538	36,185
Cash and cash equivalents	67,046	48,586
Loans	226,573	383,504
Statutory deposits—restricted	6,333	6,333
Investment properties	1,191	3,064
Investment in associates and joint ventures	119,766	161,472
Other assets	123,902	144,467

Total	2,696,951	2,897,591

1

Beginning in 2018, the scope of investments assets has been revised to include investments in associates and joint ventures, and the amounts of investment assets for 2017 and 2016 have also been revised to conform to this revised scope.

Investment Assets

Our total investment assets increased by RMB 180,075 million, or 7.0%, to RMB 2,753,124 million as of December 31, 2017 from RMB 2,573,049 million as of December 31, 2016.

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

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency increased in 2017. Interest-bearing loans and other borrowings include a five-year bank loan of GBP 275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 970 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019 and a one-month bank loan of EUR 100 million with a maturity date on January 11, 2018, all of which are fixed rate loans, and a three-year loan of EUR400 million with a maturity date on December 6, 2020, which is a floating rate loan.

Bonds Payable

Bonds payable as of December 31, 2016 were RMB 37,998 million, and there were no bonds payable as of December 31, 2017. The reduction in bonds payable was primarily due to redemption of subordinated debts.

Deferred Tax Liabilities

Deferred tax liabilities decreased by RMB 2,897 million, or 37.3%, to RMB 4,871 million as of December 31, 2017 from RMB 7,768 million as of December 31, 2016. This was primarily due to the decrease in the fair value of available-for-sale securities.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2018, the amount of cash and cash equivalents was RMB 50,809 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2018, the amount of term deposits was RMB 559,341 million.

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

Net cash flow from operating activities amounted to a net inflow of RMB 147,552 million (US$ 21,461 million) in 2018. Net cash flow from operating activities amounted to a net inflow of RMB 200,990 million in 2017. The change was primarily due to the change in the scale of securities at fair value through profit or loss.

Net cash flow from investing activities amounted to a net outflow of RMB 238,373 million (US$ 34,670 million) in 2018. Net cash flow from investing activities amounted to a net outflow of RMB 173,676 million in 2017. This change was primarily due to the uneven distribution of cash flows at maturity from investment assets for each year.

Net cash flow from financing activities amounted to net inflow of RMB 92,963 million (US$ 13,521 million) in 2018. Net cash flow from financing activities amounted to net outflow of RMB 45,595 million in 2017. This change was primarily due to the change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities and the impact of redemptions of subordinated debts in 2017.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million (US$ 3,062 million). As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2018, we had engaged 13 third party overseas investment managers to manage US$ 1,404 million for investment in overseas public markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2018, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$ 1,274 million. As at the end of 2018, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

In March 2019, we issued the bonds in the principal amount of RMB 35 billion in the national inter-bank bond market. The bonds have a 10-year maturity and a fixed coupon rate of 4.28% per annum. We have a conditional right to redeem the bonds on the fifth anniversary of issuance. The proceeds from the issuance of the bonds will be used to replenish our capital so as to enhance our solvency according to applicable laws and approvals from regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2018, 2017 and 2016 are as follows:

	As at December 31, 2016	As at December 31, 2017	As at December 31, 2018

Ratio of assets and liabilities	88.59%	88.77%	90.07%

Insurance Solvency Requirements

We are required by CIRC regulation to maintain our solvency at a level in excess of minimum solvency levels. On January 1, 2016, the CIRC implemented a new set of solvency regulations, or C-ROSS, which replaced Solvency I. Under C-ROSS, the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2016, 2017 and 2018:

	As of December 31, 2018	As of December 31, 2017	As of December 31, 2016
	(RMB in millions, except percentage data)
Core capital	761,353	706,516	639,396
Actual capital	761,367	706,623	677,768
Minimum capital	303,872	254,503	228,080
Core solvency ratio	250.55%	277.61%	280.34%
Comprehensive solvency ratio	250.56%	277.65%	297.16%

The decrease in our solvency ratio in 2018 was primarily due to the growth of our business and an increase in the scale of investment assets.

In 2018, the CIRC conducted a review under the Solvency Aligned Risk Management Requirements and Assessment framework, or SARMRA, on the solvency aligned risk management of some insurers. We received one of the highest scores among life insurers. The SARMRA score links the risk management capacity of insurers with capital requirements.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2018.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2018	(RMB in millions)
Securities sold under agreements to repurchase	192,141	—	—	—	192,141
Annuity and other insurance balances payable	49,465	—	—	—	49,465
Insurance contracts	(197,289)	(222,170)	13,489	4,391,739	3,985,769
Investment contracts	13,098	10,293	11,422	629,318	664,131
Interest bearing loans and borrowings	16,977	3,798	—	—	20,775
Off balance sheet operating leases	1,049	1,119	254	52	2,474
Capital commitments	69,913	10,882	4,872	480	86,147

Total	145,354	(196,078)	30,037	5,021,589	5,000,902

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2018. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.

The expected net cash outflows for our insurance contracts are negative in the periods not later than 1 year and later than 1 year but not later than 3 years in the above table. This is primarily because we have increased our sales of products with regular premiums, which has resulted in an increase in the proportion of insurance contracts that are in premium payment period. As premiums for products with regular premiums are paid by installments during the premium payment period, insurance future cash inflows occur at an earlier stage of the policy term, while benefits payments and other insurance future cash outflows occur gradually throughout the entire policy period. Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2018, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2018. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2018.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions may have a significant impact on our operating results. Changes in these assumptions resulted in an increase of RMB 3,074 million in profit before income tax in 2018, a decrease of RMB 9,023 million in profit before income tax in 2017 and a decrease of RMB 14,736 million in profit before income tax in 2016. The sensitivity analysis of these assumptions is as follows:

•

holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 23,322 million lower or RMB 24,177 million higher, respectively.

•

holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 1,672 million lower or RMB 1,535 million higher, respectively.

•

holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB 83,634 million higher or RMB 95,212 million lower, respectively.

See also Note 4.1.3 and Note 14 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2018, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Date of Birth	Position

Wang Bin	November 1958	Chairman of the board of directors and executive director
Su Hengxuan	February 1963	Executive director and president
Xu Haifeng	May 1959	Executive director and vice president
Yuan Changqing	September 1961	Non-executive director
Liu Huimin	June 1965	Non-executive director
Yin Zhaojun	July 1965	Non-executive director
Chang Tso Tung Stephen	November 1948	Independent director
Robinson Drake Pike	October 1951	Independent director
Tang Xin	September 1971	Independent director
Leung Oi-Sie Elsie	April 1939	Independent director
Li Mingguang	July 1969	Vice president, chief actuary and board secretary
Zhao Lijun	July 1963	Vice president
Xiao Jianyou	September 1968	Vice president
Zhao Peng	April 1972	Vice president
Ruan Qi	July 1966	Vice president
Zhan Zhong	April 1968	Marketing director
Yang Hong	February 1967	Operation director
Xu Chongmiao	October 1969	Compliance Officer

Directors

Wang Bin has been an executive director and the chairman of the board of directors of our company since December 2018. Mr. Wang also acts as the chairman of the board of directors and the secretary to the party committee of CLIC, the chairman of the board of directors of AMC, the chairman of the board of directors of China Life Insurance (Overseas) Company Limited and a director and the chairman of the board of directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions with nearly 30 years of experience in financial management. He has worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the general manager of Jiangxi Branch of Agricultural Development Bank of China, and the president of Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He also served as the vice president of the Bank of Communications from 2005 to 2012 and concurrently served as an executive director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the chairman of the board of directors and the secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Su Hengxuan has been an executive director of our company since December 2018 and has been our president since April 2019. He has served as the vice president of CLIC since December 2017. He was the president of China Life Pension from March 2015 to February 2018. Mr. Su served various positions in the company from 2000 to 2015, including the deputy general manager of the Henan Branch, the general manager of the individual insurance department of the company, the general manager of the individual insurance sales department of the company and as an assistant to the president and the vice president of the company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance businesses.

Xu Haifeng has been an executive director of our company since July 2015 and has been a vice president of the company since November 2014. He has been a non-executive director of AMC since September 2015. Mr. Xu served as the non-executive director of China Life E-commerce Company Limited from January 2015 to January 2017. He served as the business controller of our company and general manager of our Hebei branch concurrently from February 2014 to November 2014. Mr. Xu served as the general manager of our Beijing branch and the general manager of our Hebei branch from 2006 to 2014. Prior to that, Mr. Xu served as the deputy general manager and general manager of our Linyi branch in Shandong Province and the general manager of the business management department in our Shandong branch, the general manager of our Jinan branch and the deputy general manager of our Beijing branch. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982 and from Shandong Provincial Party School majoring in economic management in 1996, and obtained a master degree in business administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a senior economist, has over 30 years of experience in the operation of life insurance businesses and insurance management.

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

Leung Oi-Sie Elsie has been an independent director of our company since July 2016. She was previously the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong, the deputy director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the 2nd, 3rd and 4th Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a notary public and a China-appointed attesting officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an independent non-executive director of United Company RUSAL Plc since December 2009, an independent non-executive director of China Resources Power Holdings Company Limited since April 2010. She has been an independent non-executive director of PetroChina Company Limited since June 2017.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Date of Birth	Position

Jia Yuzeng	June 1962	Chairperson of the board of supervisors
Luo Zhaohui	March 1974	Supervisor
Tang Yong	July 1972	Supervisor
Song Ping	June 1964	Employee representative supervisor
Huang Xin	February 1974	Employee representative supervisor

Jia Yuzeng has been the chairperson of our board of supervisors since July 2018. During the period from 2006 to March 2018, he served as a supervisor, the general manager of the human resources department, an assistant to the president, the vice president, the board secretary, an executive director and the compliance officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the general manager of the work department of the Trade Union, the executive deputy director of the Trade Union and a supervisor of the company. During the period from 1988 to 2004, he successively served as the division head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the deputy director (responsible for daily operation) of the minister office of the general supervision office under the supervision department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the general office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

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

Tang Yong has been a supervisor of our company since February 2019. He was the deputy general manager of the supervision department of our company from August 2018 to March 2019, responsible for the daily operation of the supervision department. From October 2016 to August 2018, he served as an assistant to the general manager and the deputy general manager of the human resources department of our company. From 2011 to 2016, Mr. Tang served as the division chief of the system staff management division of the human resources department, the general manager of the human resources department of Jiangxi branch and the division chief of the planning division of the human resources department of the company. From 2006 to 2011, he served as the senior supervisor and the deputy division chief of the organization division, and the deputy division chief of the system staff management division of the human resources department of our company. From 2004 to 2006, he served as the secretary at the level of battalion commander and the secretary at the level of deputy regimental commander of the general office of the general political department of the Chinese People’s Liberation Army. Mr. Tang graduated from the Party School of the Central Committee of the Chinese Communist Party majoring in political science and law in December 1998 and from Tianjin Normal University majoring in Chinese language and literature in June 2006.

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

Huang Xin has been a supervisor of our company since June 2018. He served as the general manager of the human resources department of our company from March 2018 to December 2018. He served as the deputy general manager of the human resources department of the company from August 2014 to March 2018. From December 2010 to August 2014, Mr. Huang successively served as an assistant to the general manager and the deputy general manager of the human resources department of CLIC, during which he was seconded to the Shijiazhuang Branch of our company in Hebei Province as the deputy general manager from February 2011 to February 2013. From 2004 to 2010, he successively served as the deputy division chief of the labor and wages division, and the deputy division chief and division chief of the performance and remuneration management division of the human resources department of CLIC. Mr. Huang graduated from Central University of Finance and Economics in July 1996 majoring in taxation with a bachelor’s degree in economics, and is a senior economist and PRC certified public accountant.

Senior Management

Su Hengxuan, see “—Directors and Senior Management—Directors” for his profile.

Xu Haifeng, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang has been a vice president of our company since November 2014, our chief actuary since March 2012 and our board secretary since June 2017. Mr. Li joined our company in 1996 and subsequently served as deputy division chief, division chief, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Working Committee and the secretary-general of the first and the second session of the China Association of Actuaries. He is currently an executive director of the China Association of Actuaries, and a member of the China National Master of Insurance Education Supervisory Committee.

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

Xiao Jianyou has been a vice president of our company since October 2016. He served as an assistant to the president of our company from July 2015 to October 2016 and the non-executive director of CLPCIC since September 2015. He served as the general manager of our Jiangsu branch from January 2014 and the deputy general manager (responsible for daily operations) of our Jiangsu branch from April 2013 to January 2014. From 2006 to 2013, he successively served as the deputy general manager, an assistant to the general manager and the marketing director of Jiangsu branch and the general manager and the deputy general manager of Taizhou branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the our Jiangsu branch, including the deputy manager of the marketing department and management department, an assistant to the general manager, the deputy general manager (responsible for daily operations) and the general manager of the personal insurance department. Mr. Xiao, a senior economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a bachelor’s degree, and received double bachelor’s degrees in medicine and law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

Zhao Peng has been a vice president of our company since March 2018. He served as an assistant to the president of our company since October 2017 to March 2018, and the general manager of our Zhejiang branch since January 2015 to October 2017. From 2014 to 2015, he successively served as the deputy general manager (at the general manager level of the provincial branches) and the person-in-charge of our Zhejiang branch. From 2003 to 2014, he successively held various positions in CLIC, including the division chief of the capital management division of the finance department, an assistant to the general manager and the division chief of the capital management division of the finance department, an assistant to the general manager, the deputy general manager and the general manager of the finance and accounting department, and the general manager of the finance department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the capital division, a staff member of the financial management division, the deputy division chief and the division chief of the capital division of the planning and finance department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics; from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics; and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in Business Administration.

Ruan Qi has been a vice president of our company since April 2018. He has been the chief information technology officer of our company from January 2018 to April 2018. Mr. Ruan served as the chief information technology officer and the general manager of the information technology department of our company from October 2016 to January 2018. He also served as the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from March 2016 to October 2016. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He successively served as the deputy division chief of the computer division of our Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of our company from 2000 to 2004. Mr. Ruan is a senior engineer. He graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering; and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Zhan Zhong has been the marketing director of our company since August 2017. He has been the general manager (at the general manager level of the provincial branches) of the individual insurance division of our company since July 2014 and was an employee representative supervisor of our company from July 2015 to August 2017. Mr. Zhan served as the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the deputy general manager (responsible for daily operations) and the general manager of the individual insurance division of our company. From 2005 to 2009, he successively served as the general manager of the individual insurance division of our Guangdong branch and an assistant to the general manager of our Guangdong branch. From 1996 to 2005, he successively served as the director of the marketing department of the Chengdu High-tech Sub-branch of Zhongbao Life Insurance Company, an assistant to the manager and the manager of the marketing department of the Chengdu branch and the deputy general manager of the Chengdu branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

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

Xu Chongmiao has been the compliance officer of our company since July, 2018. He has been the general manager of the legal and compliance department and the legal officer of our company since September 2014. From 2006 to 2014, he successively served as the deputy general manager of the legal affair department, the deputy general manager of the legal and compliance department and the legal officer at the general manager level of our company. From 2000 to 2006, he successively served as the deputy division chief of the regulations division of the development and research department and a senior regulations researcher of the legal affairs department of our company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2018. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2018 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2018. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Wang Bin(2)	—	—	—	—	—
Yang Mingsheng(3)	—	—	—	—	—
Lin Dairen(4)	179.00	—	23.46	—	202.46
Su Hengxuan(5)	—	—	—	—	—
Yuan Changqing(6)	—	—	—	—	—
Liu Huimin	—	—	—	—	—
Yin Zhaojun	—	—	—	—	—
Wang Sidong(7)	—	—	—	—	—
Chang Tso Tung Stephen	32.00	—	—	—	32.00
Xu Hengping(8)	143.20	—	23.24	—	166.44
Xu Haifeng	143.20	—	23.24	—	166.44
Robinson Drake Pike	32.00	—	—	—	32.00
Tang Xin	32.00	—	—	—	32.00
Leung Oi-Sie Elsie	30.00	—	—	—	30.00
Jia Yuzeng(9)	62.65	—	11.90	—	74.55
Miao Ping(10)	71.60	—	11.33	—	82.93
Shi Xiangming(11)	59.38	—	30.89	—	90.27
Luo Zhaohui(12)	—	—	—	—	—
Tang Yong(13)	—	—	—	—	—
Xiong Junhong(14)	—	—	—	—	—
Wang Cuifei(15)	27.72	—	16.56	—	44.28
Song Ping(16)	40.29	—	26.75	—	67.04
Huang Xin(17)	28.20	—	19.01	—	47.21
Li Guodong(18)	—	—	—	—	—

Total	881.24	—	186.38	—	1,067.62

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Appointed as executive director and chairman of the board of directors on December 3, 2018.

(3)	Resigned as executive director and chairman of the board of directors on November 13, 2018.

(4)	Resigned as executive director on December 19, 2018.

(5)	Appointed as non-executive director on July 11, 2018 and as executive director on December 20, 2018.

(6)	Appointed as non-executive director on February 11, 2018.

(7)	Resigned as non-executive director on January 12, 2018.

(8)	Resigned as executive director on January 24, 2019.

(9)	Appointed as supervisor on July 11, 2018, and appointed as chairperson of the board of supervisors on July 20, 2018.

(10)	Term as supervisor expired on June 6, 2018.

(11)	Resigned as supervisor on February 18, 2019.

(12)	Appointed as supervisor on February 11, 2018.

(13)	Appointed as supervisor on February 2, 2019.

(14)	Resigned as supervisor on February 23, 2018.

(15)	Term as employee representative supervisor expired on June 6, 2018.

(16)	Appointed as employee representative supervisor on March 15, 2018.

(17)	Appointed as employee representative supervisor on June 20, 2018.

(18)	Resigned as employee representative supervisor on January 2, 2018.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors and our assistant president, chief actuary, chief financial officer and board secretary, for the year ended December 31, 2018. The total compensation package for our executive officers for the year ended December 31, 2018 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2018. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Li Mingguang	143.20	—	23.36	—	166.56
Zhao Lijun	143.20	—	23.29	—	166.49
Xiao Jianyou	125.30	—	23.29	—	148.59
Zhao Peng(2)	124.55	—	23.34	—	147.89
Ruan Qi(3)	123.81	—	23.93	—	147.74
Zhan Zhong	107.40	—	31.57	—	138.97
Yang Hong(4)	89.50	—	26.28	—	115.78
Xu Chongmiao(5)	25.28	—	16.38	—	41.66

Total	882.24	—	191.44	—	1,073.68

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Appointed as vice president on March 2, 2018.

(3)	Appointed as vice president on April 8, 2018.

(4)	Appointed as operating director on March 2, 2018.

(5)	Appointed as compliance officer on July 17, 2018.

The aggregate amount of compensation we paid to our five highest paid individual employees, including three directors and two members of senior management during the year ended December 31, 2018, was approximately RMB 8.6839 million (US$ 1.26 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2018, was approximately RMB 2.0246 million.

Senior Management Compensation

Our senior management’s compensation consists of four components, including basic salaries, performance-based salaries, fringe benefits and mid to long-term incentive compensation.

We have established a comprehensive performance management system. A performance appraisal method for our officers is used to appraise the performance of the officers annually. Measures for such appraisal include a business performance index based on our budget and targets as approved by our board of directors; a management performance index based on the duties and functions of the office position; and a risk compliance index based on risk management and compliance management of our daily operation, establishing a connection between the achievement of our major business targets and the office performance appraisal.

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2018. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 30 to our consolidated financial statements included elsewhere in this annual report.

C. BOARD PRACTICES

General

Our board of directors consists of ten members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The current term for our board of directors began in June 2018. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Securities and Exchange Act and the New York Stock Exchange which are applicable to us.

The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of five members. At least one-third of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election. The current term for our board of supervisors began in June 2018.

Board Committees

We have established standing audit, nomination and remuneration, risk management and strategy and assets and liabilities management committees.

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

The primary duties of the nomination and remuneration committee are to review the structure and components of our board of directors, to formulate the appointment and successors to our board of directors and senior management, to review and recommend the nomination of our directors and senior officers, as well as to propose to our board of directors the remuneration policy for our directors, supervisors and senior management. Our nomination and remuneration committee is currently comprised of Tang Xin, Robinson Drake Pike and Yuan Changqing. Mr. Tang Xin serves as the chairman.

The primary duties of the risk management committee are to formulate our risk control benchmark system, to assist the management in establishing and improving our risk management and internal control system, to review our risk preference and tolerance policy, to formulate our risk management policy, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises. Our risk management committee is currently comprised of Leung Oi-Sie Elsie, Liu Huimin and Yin Zhaojun. Ms. Leung-Oi-Sie Elsie serves as the chairman.

The primary duties of the strategy and assets and liabilities management committee are to formulate our long-term development strategies and the management system for insurance fund usage, to conduct research and to make recommendations on significant strategic investments and management of assets and liabilities, so as to provide an important basis for the decision making by the board of director in respect of strategy and assets and liabilities. Our strategy and assets and liabilities management committee is currently comprised of Chang Tso Tung Stephen, Su Hengxuan, Xu Haifeng and Leung Oi-Sie Elsie. Mr. Chang Tso Tung Stephen serves as the chairman.

D. EMPLOYEES

As of December 31, 2016, 2017 and 2018, we had approximately 99,739, 102,297 and 102,817 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2016, 2017 and 2018.

	As of December 31
	2016		2017		2018
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	21,868	21.93%	22,307	21.81%	23,166	22.53%
Financial and auditing staff	5,225	5.24%	5,122	5.01%	5,140	5.00%
Sales and sales management staff	36,091	36.19%	38,859	37.99%	40,194	39.09%
Underwriters, claim specialists and customer service staff	28,420	28.49%	27,960	27.33%	26,695	25.96%
Other professional and technical staff(1)	3,488	3.50%	4,106	4.01%	4,274	4.16%
Other	4,647	4.66%	3,943	3.85%	3,348	3.26%

Total(2)	99,739	100%	102,297	100%	102,817	100.00%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2016, 2017 and 2018, we had approximately 1,495,000, and 1,578,000 and 1,439,000 exclusive agents, respectively. During 2018, we continued to improve the quality of our agent force by carrying out performance reviews and dismissing agents with lower productivity, which have led to the decrease of the number of our exclusive agents.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 5, 2019 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital

A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc (1)	591,071,341 (Long position) 5,623,000 (Short position)	7.94 0.08	% %	2.09 0.02	% %
H Shares	JPMorgan Chase & Co.(2)	496,874,336 (Long position) 74,752,351 (Short position) 228,106,216 (Lending pool)	6.67 1.00 3.06	% % %	1.76 0.26 0.81	% % %

Note (1):

BlackRock, Inc. was interested in a total of 591,071,341 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,975,000 H shares, 10,255,000 H shares, 149,397,927 H shares, 236,713,000 H shares, 1,174,000 H shares, 24,758,829 H shares, 1,183,000 H shares, 4,201,000 H shares, 24,592,064 H shares, 1,024,000 H shares, 1,101,000 H shares, 2,315,700 H shares, 56,896,088 H shares, 4,621,975 H shares, 28,483,338 H shares, 479,000 H shares, 27,401,787 H shares, 12,143,619 H shares, 48,000 H shares, and 307,014 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 591,071,341 H shares, 193,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 5,623,000 H shares (0.08%). Of these 5,623,000 H shares, 2,222,000 H shares were cash settled unlisted derivatives.

Note (2):

JPMorgan Chase & Co. was interested in a total of 496,874,336 H Shares in accordance with the provisions of Part XV of the SFO. Of these shares, China International Fund Management Co., Ltd., JPMorgan Chase Bank, N.A.—Taipei Branch, JPMorgan Asset Management (Taiwan) Limited, J.P. Morgan GT Corporation, J.P. Morgan Bank Luxembourg S.A.—Amsterdam Branch, J.P. Morgan Bank Luxembourg S.A.- Stockholm Bankfilial, J.P. Morgan Securities LLC, Highbridge Capital Management, LLC, JPMORGAN CHASE BANK, N.A.—LONDON BRANCH, J.P. Morgan Investment Management Inc., JPMORGAN ASSET MANAGEMENT (UK) LIMITED, J.P. Morgan Structured Products B.V., CIFM Asset Management (Hong Kong) Limited, JPMorgan Chase Bank, N.A.—Sydney Branch, J.P. Morgan Bank Luxembourg S.A.—Oslo Branch, J.P. Morgan Bank Luxembourg S.A., JPMorgan Chase Bank, N.A.—Hong Kong Branch, JPMorgan Chase Bank, National Association, JF Asset Management Limited, J.P. MORGAN SECURITIES PLC and J.P. Morgan (Suisse) SA were interested in 167,000 H Shares, 2,955,000 H Shares, 5,252,000 H Shares, 1,500,000 H Shares, 810,100 H Shares, 4,000,779 H Shares, 3,238,033 H Shares, 967,000 H Shares, 78,772,402 H Shares, 61,002,361 H Shares, 18,995,000 H Shares, 5 H Shares, 22,000 H Shares, 3,225,000 H Shares, 300,240 H Shares, 13,133,000 H Shares, 10,036,503 H Shares, 119,806,876 H Shares, 56,502,000 H Shares, 111,210,721 H Shares and 4,978,316 H Shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 496,874,336 H Shares are 228,106,216 H Shares (3.06%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Of these 496,874,336 H Shares, 17,806,000 H Shares were physically settled listed derivatives, 4,835,000 H Shares were cash settled listed derivatives, 6,116,338 H Shares were physically settled unlisted derivatives, 14,549,515 H Shares were cash settled unlisted derivatives and 26 H Shares were convertible instruments listed derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 74,752,351 H Shares (1.00%). Of these 74,752,351 H Shares, 12,356,000 H Shares were physically settled listed derivatives, 24,975,400 H Shares were cash settled listed derivatives, 17,860,256 H Shares were physically settled unlisted derivatives, 14,873,750 H Shares were cash settled unlisted derivatives and 37 H Shares were convertible instruments listed derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2018 and April 5, 2019, there were, respectively, 27,528,819 ADRs representing 137,644,095 H shares, with 55 registered holders, and 26,123,931 ADRs representing 130,619,655 H shares, with 55 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in China Life Overseas, a 100% equity interest in China Life Investment Holding Company Limited, or IHC, and a 100% equity interest in China Life E-commerce Company Limited, or China Life E-commerce. CLIC, AMC, CLPCIC, China Life Overseas, IHC and China Life E-commerce are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. China Life Wealth and AMP are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. Chongqing International Trust Inc., or Chongqing Trust, is an associate of CLIC and CLPCIC by virtue of its acting as the trustee of a trust scheme of which CLPCIC is a beneficiary, and is therefore also a connected person of the Company under the HKSE Listing Rules. China Life Capital Investment Company Limited (“China Life Capital”), an indirect wholly owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company under the HKSE Listing Rules.

During the reporting period, we engaged in the following related party transactions with these companies:

•	On January 31, 2018, we and CLPCIC entered into a new insurance sales framework agreement;

•	On March 26, 2018, China Life Pension and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions;

•	On June 7, 2018, we and China Life Capital entered into a cooperation framework agreement for investment management with insurance funds;

•	On December 31, 2018, we and IHC entered into a new asset management agreement;

•	On November 7, 2018, AMC and Chongqing Trust entered into a framework agreement in relation to the subscription of trust products, asset management service and other daily transactions; and

•	On December 28, 2018 and December 29, 2018, we and CLIC each entered into a new asset management agreement with AMC.

We also continued to carry out certain other continuing related party transactions with CLIC, China Life Pension, CLPCIC, China Life Wealth, AMP and Chongqing Trust in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 43.686% equity interest in CGB and have become the largest shareholder of CGB. Our chairman and executive director, Wang Bin, serves as the chairman of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. On January 12, 2017, we entered into a new framework agreement with CGB for daily related party transactions. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we directly own a 70.74% equity interest in China Life Pension. China Life Pension is not considered as our related party under the HKSE Listing Rules or applicable PRC laws and regulations. As our subsidiary, China Life Pension also continued to carry out continuing related party transactions with CLIC, AMC, AMP and China Life Wealth in the reporting period. These transactions are regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

Continuing Related Party Transactions with CLIC

During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 33 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

Our policy management agreement with CLIC expired on December 31, 2017. On December 26, 2017, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2020. During its term, this new agreement may be terminated by either party giving to the other party not less than 90 days’ prior written notice. Pursuant to this new policy management agreement, we continued to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2020 is RMB 708 million. The service fees paid by CLIC to us under the new policy management agreement for the year ended on December 31, 2018 were RMB 629.46 million (US$ 91.6 million).

Continuing Related Party Transactions with AMC

Asset Management Agreement between AMC and Us

On December 29, 2015, we and AMC entered into an asset management agreement. This agreement expired on December 31, 2018. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2018 were RMB 1,325.91 million (US$ 192.8 million).

On December 28, 2018, we entered into a new asset management agreement with AMC for a term of three years effective from January 1, 2019 and expiring on December 31, 2021. Under the new asset management agreement, AMC agreed to invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We retain the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the new agreement. We have the right to establish, amend and change the investment guidelines and also have the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the new agreement, we agreed to pay service fees to AMC, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis and is calculated according to the net asset value of the assets under management and a fixed management fee rate of 0.05% per annum. The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by us with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by us based on the results of its annual appraisal of AMC. The management fee rate for directive operation investments or special projects will be separately negotiated by the parties and specified in the investment guidelines. The service fees under the new agreement were determined by us and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to us in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by us to AMC under the new asset management agreement for each of the three years ending on December 31, 2021 is RMB 2,000 million.

Asset Management Agreement between AMC and CLIC

On December 30, 2015, AMC and CLIC entered into an asset management agreement. This agreement expired on December 31, 2018. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2018 were RMB 99.78 million (US$ 14.5 million).

On December 29, 2018, AMC and CLIC entered into a new asset management agreement for a term expiring on December 31, 2021. Under the new asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, amend and change the investment guidelines and also has the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the new agreement, CLIC agreed to pay AMC a base service fee for asset management at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interest of debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. After the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment returns. The service fees under the new agreement will be determined by CLIC and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by CLIC to AMC under the new asset management agreement for the three years ending on December 31, 2021 is RMB 320 million, RMB 310 million and RMB 300 million, respectively.

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

On December 29, 2017, we entered into a property leasing agreement with IHC for a term from January 1, 2018 to December 31, 2020. Under the property leasing agreement, IHC agreed to lease to us 1,893 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2018 was approximately RMB 82.94 million (US$ 12.06 million).

Asset Management Agreement with IHC

On June 30, 2017, we entered into an asset management agreement with IHC. This agreement expired on December 31, 2018. The basic service fee, floating management fee and performance-based fee paid by us to IHC under the asset management agreement for the year ended December 31, 2018 was RMB 528.58 million (US$ 76.9 million). As at December 31, 2018, the contractual amount of the assets entrusted by us to IHC for investment and management was RMB 297,636.67 million (US$ 43,289.5 million), among which, for the year of 2018, the contractual amount of the assets newly entrusted by us was RMB 61,146.28 million (US$ 8,893.4 million).

On December 31, 2018, we entered into a new asset management agreement with IHC, which took effect from January 1, 2019 with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the new agreement, the new asset management agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the new asset management agreement, IHC continued to invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of companies, related financial products and quasi-securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

In consideration of the services provided by IHC under the asset management agreement, we agreed to pay IHC fees based on fixed return projects and non-fixed return projects, respectively. With respect to the fixed return projects, we agreed to pay IHC a basic service fee which is determined based on the investment rate of return of the projects. With respect to the non-fixed return projects, we agreed to pay IHC a basic service fee and also pay a performance-based fee at the time of exit from the projects with reference to the internal rate of return of the projects. In addition, we will make adjustments to the basic service fee for fixed return projects and non-fixed return projects based on the result of our annual business evaluation on IHC (such adjusted amount is referred to as floating management fee). In consideration of the management services for real estate operation provided by IHC or its subsidiaries, we agreed to pay IHC a real estate operation management service fee.

The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the new agreement and our investment guidelines. The floating management fee and the performance-based fee are calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The real estate operation management service fee is paid on a quarterly basis, calculated separately for the well-developed real estate projects and the new real estate projects. With respect to the well-developed real estate projects, the real estate operation management service fee is calculated by multiplying the earnings before interest, taxes, depreciation of fixed assets and amortization of intangible assets, long-term deferred assets and prepaid interest (“EBITDA”) derived from the relevant real estate project in a given year, by the fee rate of 3%. With respect to the new real estate projects, the real estate operation management service fee is calculated as follows: (i) the real estate operation management service fee for the first three years will be calculated by multiplying the estimated EBITDA derived from the relevant real estate project in the fourth year by the fee rate of 3%; and (ii) commencing from the fourth year, the real estate operation management service fee will be calculated in the same manner as the well-developed real estate projects as mentioned above. In addition, the assets entrusted by us to IHC will also be partially used for the subscription of the related financial products established and issued by IHC or of which IHC has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans. For each of the three years ending December 31, 2021, the annual cap on the amount of the basic service fee, floating management fee, performance-based fee and the real estate operation management service fee payable by us to IHC is RMB 1,391 million, RMB 1,982 million and RMB 2,266 million, respectively. For each of the three years ending December 31, 2021, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB 200,000 million, RMB 200,000 million and RMB 200,000 million, respectively.

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

On January 31, 2018, we entered into a new insurance sales framework agreement with CLPCIC for a term of three years from March 8, 2018 to March 7, 2021. Under the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis, which, includes sales management fee and sales service fee. The sales management fee will be calculated by the parties on the basis of the principles of equality and fairness. The sales service fee will be determined according to the standard of service fees for specific insurance products as agreed by the branches of the parties based on market principles. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the new insurance sales framework agreement for the three years ending December 31, 2020 are RMB 4,260 million, RMB 5,540 million and RMB 7,050 million, respectively. The service fees paid to us for the year ended December 31, 2018 were RMB 2,958.77 million (US$ 430.3 million).

Continuing Related Party Transactions with China Life Capital

On June 7, 2018, we and China Life Capital entered into a cooperation framework agreement with a term expiring on December 31, 2019. Under this agreement, we subscribed in the capacity of the limited partner for domestic RMB funds in which insurance funds are permitted for investment (“Fund Products”) and of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. We will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the framework agreement. Upon execution of the specific agreements, we will make our capital contribution as required by the payment notice of the general partner. The capital contribution to be made by us will be funded by our internal resources. As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management and consulting and advisory services to the Fund Products. The management fee will be paid to the general partner or the manager in respect of the provision of such services on an annual or quarterly basis, and will be borne by all the limited partners. The investment scope of the Fund Products includes real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructure assets, corporate shareholdings in relation to the operation of such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts and quasi-real estate investment trusts), as well as other targets in which the Fund Products are permitted for investment. For the two years ending December 31, 2019, the annual caps for the subscription by us in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are RMB 5,000 million and RMB 5,000 million, respectively, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are RMB 150 million and RMB 200 million respectively.

For the year ended December 31, 2018, the subscription by us in the capacity of the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner were RMB 0 million and the management fee charged by China Life Capital as the general partner or the manager of the Fund Products were RMB 11.75 million (US$ 1.7 million).

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

For the year ended December 31, 2018, the fee payable by us for asset management services was RMB 3.60 million (US$ 0.5 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 12.27 million (US$ 1.8 million).

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

For the year ended December 31, 2018, the management fee payable by CLIC for asset management services was RMB 1.35 million (US$ 0.2 million) and the advisory fee payable by CLIC was RMB 2.98 million (US$ 0.4 million).

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

For the year ended December 31, 2018, the management fee payable by CLPCIC for asset management services was RMB 0.56 million (US$ 0.1 million), the advisory fee payable by CLPCIC for advisory services was RMB 4.79 million (US$ 0.7 million), and the fees for other daily transactions were RMB 0.01 million (US$ 1,454.4).

Framework Agreement between China Life Wealth and IHC

On February 3, 2016, IHC entered into a framework agreement with China Life Wealth in relation to asset management services, sales agency services for asset management products and other daily transactions. The agreement expired on December 31, 2017. On December 20, 2017, IHC and China Life Wealth entered into a new framework agreement having a term of three years ending on December 31, 2020. Under the new agreement, IHC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for asset management services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; the annual caps on the advisory fee for the advisory services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; and the annual caps on the fees for other daily transactions are RMB 20 million, RMB 80 million and RMB 160 million, respectively.

For the year ended December 31, 2018, the management fee for asset management services was RMB 0.01 million (US$ 1,454.4), the advisory fee for the advisory services was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between China Life Wealth and China Life E-commerce

On December 29, 2017, China Life E-commerce and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions permitted by laws and regulations. The agreement has a term from January 1, 2018 to December 31, 2020. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for asset management services are RMB 5 million, RMB 10 million and RMB 15 million, respectively; the annual caps on the advisory fee for the advisory services payable by China Life E-commerce for the advisory services are RMB 5 million, RMB 10 million and RMB 15 million, respectively; and the annual caps on the fees for other daily transactions are RMB 200 million, RMB 300 million and RMB 400 million, respectively.

For the year ended December 31, 2018, there was no payment made under the agreement.

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

For the year ended December 31, 2018, the fee payable by China Life Pension for asset management services was RMB 0 million, the advisory fee for the advisory services was RMB 0.24 million (US$ 0.03 million), and the fees for other daily transactions were RMB 0 million.

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

For the year ended December 31, 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 2,187.00 million (US$ 318.1 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 3,514.50 million (US$ 511.2 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee and performance-based fee paid by us for the asset management for specific clients was RMB 27.85 million (US$ 4.1 million) and the fees for other daily transactions were RMB 1.96 million (US$ 0.3 million).

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

For the year ended December 31, 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 773.27 million (US$ 112.5 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 601.77 million (US$ 87.5 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee and performance-based fee paid by China Life Pension for asset management for specific clients was RMB 0 million and the fees for other daily transactions were RMB 0 million.

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

For the year ended December 31, 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 1,500.00 million (US$ 218.2 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 1,156.47 million (US$ 168.2 million) and the management fee and performance-based fee payable by CLIC for the asset management for specific clients were RMB 24.81 million (US$ 3.6 million).

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

For the year ended December 31, 2018, the subscription price for fund products was RMB 0 million, the redemption price for fund products was RMB 0 million, the subscription fee for fund products was RMB 0 million, the redemption fee for the fund products was RMB 0 million, the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee and performance-based fee payable by CLPCIC for asset management for specific clients was RMB 4.51 million (US$ 0.7 million) and the fees for other daily transactions were RMB 0.08 million (US$ 0.01 million).

Framework Agreement between AMP and IHC

On December 20, 2017, AMP and IHC entered into a framework agreement which became effective upon signing and will end on December 31, 2019. Under this agreement, IHC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 5,000 million, RMB 7,000 million and RMB 7,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 5,000 million, RMB 7,000 million and RMB 7,000 million, respectively; the annual caps on the management fee and performance-based fee payable by IHC for the asset management for specific clients are RMB 50 million, RMB 50 million and RMB 50 million, respectively; and the annual caps on the fees for other daily transactions are RMB 50 million, RMB 50 million and RMB 50 million, respectively.

For the year ended December 31, 2018, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 539.36 million (US$ 78.5 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 591.71 million (US$ 86.1 million), the management fee and performance-based fee payable by IHC for asset management for specific clients was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Agreements with Chongqing Trust

Framework Agreement between Chongqing Trust and Us

On June 21, 2017, we entered into a framework agreement with Chongqing Trust in relation to the subscription and redemption of trust products and other daily transactions. The framework agreement became effective upon signing by the parties and will expire on December 31, 2019. Under the framework agreement, we and Chongqing Trust will enter into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2019, the annual caps on the subscription amount for the subscription of trust products, including the trustee’s remuneration to be received by Chongqing Trust from the trust assets, are RMB 50,000 million, RMB 50,000 million and RMB 50,000 million, respectively; the annual caps on the redemption amount for the redemption of trust products are RMB 4,500 million, RMB 4,500 million and RMB 4,500 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2018, the subscription amount for the subscription of trust products was RMB 11,439.89 million (US$ 1,663.9 million), the redemption amount for the redemption of trust products was RMB 0 million and the fees for other daily transactions were RMB 0 million.

Framework Agreement between Chongqing Trust and AMC

On November 7, 2018, AMC entered into a framework agreement with Chongqing Trust, pursuant to which AMC and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products and asset management services. The framework agreement has a term up to December 31, 2019, effective upon signing by the representatives of the parties and affixing of official seals of the parties. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending December 31, 2019, the annual caps on the amount of subscription by AMC and the asset management products managed by it of the trust products issued by Chongqing Trust (including the trustee’s remuneration to be received by Chongqing Trust from the trust assets) are RMB 1,200 million and RMB 1,800 million, respectively; the annual caps on the management fee for asset management services are RMB100 million and RMB 150 million, respectively, and the annual caps on the fees for other daily transactions are RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2018, there was no payment made under the agreement.

Framework Agreement between Chongqing Trust and China Life Wealth

On December 29, 2017, China Life Wealth entered into a framework agreement with Chongqing Trust, pursuant to which China Life Wealth and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products, asset management services, advisory services and other daily transactions. The framework agreement has a term from January 1, 2018 to December 31, 2019. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ending December 31, 2019, the annual caps on the subscription amount of the trust products (including the trustee’s remuneration to be received by Chongqing Trust from the trust assets) are RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the management fee for asset management services are RMB 150 million and RMB 150 million, respectively, the annual caps on the advisory fee for advisory services are RMB 150 million and RMB 150 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2018, there was no payment made under the agreement.

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

As at December 31, 2018, the amount of our deposit balance at CGB for deposit related party transactions was RMB 61,879.86 million, the interest income arising from these transactions was RMB 1,424.91 million, the amount of the balance for financial market and peer related party transactions was RMB 0 million and the relevant fees or incomes arising from these transactions were RMB 0 million. For the year ended December 31, 2018, the amount of the financing related party transactions was RMB 0 million, the amount of investment and wealth management related party transactions was RMB 4,815.00 million, the amount of the co-investment related party transactions was RMB 0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB 0 million, the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) incurred was RMB 0 million, the amount of transaction fees related to asset management related party transactions (including management fee, service fee and handling fee) incurred was RMB 0 million, the amount of transaction fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) incurred was RMB 0 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee and handling fee) incurred was RMB 111.60 million and the amount of other daily related party transactions was RMB 100.80 million.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of CLIC, CLPCIC, IHC, China Life Pension and China Life E-commerce, the framework agreement entered into by AMP with IHC, the framework agreement respectively entered into by China Life Wealth and AMC with Chongqing Trust and the framework agreement entered into by us and China Life Capital are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on October 26, 2017, December 19, 2017, April 26, 2018, October 25, 2018 and December 20, 2018, respectively.

The new asset management agreement entered into between IHC and us on December 31, 2018 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on April 26, 2018 and obtained the approval of the shareholders’ general meeting of our company on June 6, 2018.

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

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above continuing related party transactions that were subject to reporting, announcement, annual review and/or independent shareholders’ approval requirements under the HKSE Listing Rules and confirmed that:

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

Legal and Regulatory Proceedings

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC, as well as other PRC governmental agencies, including tax, commerce and industrial administration and audit bureaus, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. For example, in July 2018, the PBOC imposed a fine of RMB 700,000 on us for non-compliance with the anti-money laundering law and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. These litigation, arbitration and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Policy on Dividend Distributions

Our board of directors passed a resolution on March 27, 2019 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.16 per share, totaling approximately RMB 4,522 million (US$ 658 million), for the year ended December 31, 2018. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2018.

The payment of any dividend by us must be approved by shareholders in a shareholders’ meeting. Our board of directors intends to make its recommendations regarding the declaration of cash dividends to the shareholders in general meeting. The decision to make a recommendation for the payment of any dividend and the amount of the dividend depends on, among other things:

•	our results of operations and cash flows;

•	our financial position;

•	statutory solvency requirements as determined under CBIRC rules;

•	our shareholders’ interests;

•	general business conditions;

•	our future prospects;

•	statutory and regulatory restrictions on the payment of dividends by us; and

•	other factors that our board of directors deems relevant.

We will pay dividends out of our after-tax profits only after we have made the following allowances and allocations:

•	recovery of accumulated losses, if any;

•	allocations to the statutory common reserve fund equivalent to 10% of our after-tax profits, as determined under PRC GAAP;

•	allocations to the general risks reserve fund equivalent to 10% of our after-tax profits, as determined under PRC GAAP; and

•	allocations to a discretionary common reserve fund as approved by the shareholders in a shareholders’ meeting.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the minimum solvency margin required by the CBIRC, we may be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

We paid dividends of RMB 0.40 per share in respect of 2014, RMB 0.42 per share in respect of 2015, RMB 0.24 per share in respect of 2016 and RMB 0.40 per share in respect of 2017. Our board of directors has recommended the declaration of final dividends of RMB 0.16 per share in respect of 2018. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 14% grading to 18% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2018, the value of one year’s sales for the 12 months ended 31 December 2018, and the corresponding results as at 31 December 2017 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		31 December 2018	31 December 2017
A	Adjusted Net Worth	386,054	370,500
B	Value of In-Force Business before Cost of Required Capital	454,786	398,723
C	Cost of Required Capital	(45,788)	(35,050)
D	Value of In-Force Business after Cost of Required Capital (B + C)	408,998	363,673
E	Embedded Value (A + D)	795,052	734,172

F	Value of One Year’s Sales before Cost of Required Capital	54,728	64,627
G	Cost of Required Capital	(5,218)	(4,510)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,511	60,117

Note: Numbers may not be additive due to rounding.

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
Channel	31 December 2018	31 December 2017
Exclusive Individual Agent Channel	42,839	53,170
Bancassurance Channel	6,357	6,536
Group Insurance Channel	314	410
Total	49,511	60,117

Note: Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2018 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel
	By FYP		By APE
Channel	31 December 2018	31 December 2017	31 December 2018	31 December 2017
Exclusive Individual Agent Channel	42.2%	47.2%	42.2%	47.3%
Bancassurance Channel	18.7%	8.0%	24.3%	23.2%
Group Insurance Channel	0.8%	1.1%	0.9%	1.1%

Note: FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Table 4

Analysis of Embedded Value Movement in 2018		RMB million
ITEM
A	Embedded Value at the Start of Year	734,172
B	Expected Return on Embedded Value	60,250
C	Value of New Business in the Period	49,511
D	Operating Experience Variance	277
E	Investment Experience Variance	(44,462)
F	Methodology, Model and Assumption Changes	(1,131)
G	Market Value and Other Adjustments	8,785
H	Exchange Gains or Losses	325
I	Shareholder Dividend Distribution and Capital Injection	(11,690)
J	Other	(986)
K	Embedded Value as at 31 December 2018 (sum A through J)	795,052

Notes:

1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2018 opening net worth.
C	Value of one year’s sales for the 12 months ended 31 December 2018.
D	Reflects the difference between actual operating experience in 2018 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2018.
F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
G	Change in the market value adjustment from the beginning of year 2018 to 31 December 2018 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rates.
I	Reflects dividends distributed to shareholders during 2018.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results		RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario		408,998	49,511
1.	Risk discount rate +50bps	390,624	47,055
2.	Risk discount rate –50bps	428,739	52,166
3.	Investment return +50bps	481,049	57,005
4.	Investment return –50bps	337,320	42,045
5.	10% increase in expenses	403,510	46,457
6.	10% decrease in expenses	414,486	52,565
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	406,235	48,787
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	411,761	50,236
9.	10% increase in lapse rates	408,527	48,529
10.	10% decrease in lapse rates	409,380	50,519
11.	10% increase in morbidity rates	403,733	48,090
12.	10% decrease in morbidity rates	414,391	50,936
13.	Using 2017 EV appraisal assumptions	402,007	48,946
14.	Allowing for diversification in calculation of VIF	438,900	—

Willis Towers Watson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 31 December 2018 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2018, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2018; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

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

Mei-Chee Shum             Benjamin Chen

27 March 2019

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

Objects and Purposes

We are organized under the PRC company law as a joint stock company. We are registered with the SAMR in Beijing, China and our business license carries the registration number 100000000037965.

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

Payment of dividends by us is also regulated by the PRC insurance law. If we do not meet the solvency margin required by the CBIRC, we will be prohibited from paying dividends. See “Item 4. Information on the Company—Business Overview—Regulation and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

Shareholders at meetings have the power, among other matters, to approve or reject our profit distribution plans, annual budget, financial statements, increases or decreases in share capital, issuances of debentures, mergers, liquidation, any equity-based incentive plan and any amendment to our articles of association. In addition, the rights of a class of shareholders may not be modified or abrogated, unless approved by a special resolution of shareholders at a general shareholders’ meeting and by a special resolution of shareholders of that class of shares at a separate meeting. Our articles of association enumerate various amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including, among others, increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to those of shares of that class. There are no restrictions under PRC law or our articles of association on the ability of investors that are not Chinese residents to hold H shares and exercise voting rights, except that holders of H shares are unable to vote online and the prior approval of the CBIRC is required in respect of any acquisition which results in the acquirer holding more than 5% of the outstanding share capital of our company and the other restrictions set out under “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Restriction of ownership in joint stock insurance companies”.

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

Liquidation Rights

We are organized as a joint stock company with limited liability of indefinite duration, but must pass the annual inspection with the SAMR. In the event of our liquidation, the H shares will rank equally with the A shares, and payment of debts out of our remaining assets is required to be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedures as the liquidation committee that has been appointed either by us or the People’s Courts of China may consider to be fair and reasonable. After payment of debts, we are required to distribute the remaining property to shareholders in proportion to the number of shares they hold.

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

•

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

A special resolution was passed at the shareholders’ annual general meeting held on June 6, 2018 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of the aggregate nominal amount of our H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, China Life Pension, CLPCIC, IHC, China Life Capital, China Life Wealth, CGB, AMP and Chongqing Trust.

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

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the SAFE and other relevant authorities. Although experimental policies were introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency still remain in force in most parts of China.

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

Enterprises. According to the PRC Enterprise Income Tax Law and its implementation rules, effective on January 1, 2008, as well as any amendments from time to time and the Circular on Issues Relating to the Withholding of Enterprise Income Tax for Dividends Distributed by Resident Enterprises in China to Non-resident Enterprises Holding H-shares of the Enterprises, issued by the SAT on November 6, 2008, resident enterprises in China are required to, in distributing dividends for 2008 or any year hereafter to non-resident enterprises holding Overseas Shares including H-shares and ADSs of the enterprises, withhold enterprise income tax for such dividends at a tax rate of 10%. Non-resident enterprises holding H shares of any resident enterprise can, after receiving dividends due to them, apply for preferential tax treatment with competent tax authorities in accordance with tax treaties.

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

Taxation of Capital Gains

According to the PRC Enterprise Income Tax Law and its implementation rules (effective on January 1, 2008) as well as any amendments from time to time, capital gains realized by foreign enterprises which have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China, are ordinarily subject to enterprise income tax at the rate of 10% with respect to the gains realized within China, unless reduced pursuant to an applicable tax treaty.

According to the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the SAT on October 17, 2017, the balance of the income from the transfer of equity less the net value of equity is taxable income. Income from transfer of equity refers to the consideration received by the transferor of equity for transfer of equity, including various cash and non-cash incomes. Net value of equity refers to the taxable base for obtaining such equity. Taxable base is the cost of capital actually paid by the equity transferor when purchasing such equity.

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

Subject to certain limitations, the Chinese tax withheld from dividends paid with respect to H shares or ADSs and paid over to China, as described above under “—The People’s Republic of China—Taxation of Dividends”, may be creditable against a U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% U.S. federal income tax rate. A U.S. Holder of H shares or ADSs that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders are urged to consult their own U.S. tax advisers with respect to foreign tax credit considerations in their individual circumstances.

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

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. The PFIC provisions, as modified by the Tax Cuts and Jobs Act, or the TCJA, specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a qualifying insurance corporation” (the “active insurance business exception”). The active insurance business exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. A foreign corporation is a qualifying insurance corporation if it would be subject to tax as an insurance company if it were a domestic corporation and (i) loss and loss adjustment expenses and certain reserves or “applicable insurance liabilities”, constitute more than 25% of the foreign corporation’s gross assets for the relevant year or (ii) a U.S. Holder makes an election to apply an alternative facts and circumstances test that applies only in certain runoff-related or ratings-related circumstances involving the insurance business. The PFIC provisions also exclude from the definition of “passive income” any income derived in the active conduct of a banking trade or business. We believe that we were not classified as a PFIC in 2018. However, there is currently no guidance on the application of the active insurance business exception as modified by the TCJA, and there is little guidance on the circumstances under which a non-U.S. company will be treated as engaged in the active conduct of a banking trade or business for purposes of determining PFIC status. Accordingly, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future. Prior to the TCJA, the IRS issued proposed regulations regarding the application of the PFIC provisions to insurance companies and banks, and additional regulations or pronouncements interpreting or clarifying these rules, including in light of the changes to the active insurance business exception made by the TCJA, may be forthcoming. We cannot predict what impact, if any, such guidance would have on the determination of our status as a PFIC.

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

For the years ended December 31,2018, 2017 and 2016, our investment yield was 3.29%, 5.16%, and 4.69%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2018, 2017 and 2016.

	Expected Maturity Date
As of December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	25,976	56,949	72,536	97,279	60,894	906,409	1,220,043	1,256,866
Average interest rate	5.19%	4.86%	4.46%	4.71%	5.06%	4.42%	4.52%
in US$	2,241	13	21	6	35	74	2,390	2,393
Average interest rate	2.93%	5.33%	6.55%	5.12%	5.05%	5.05%	3.07%

Variable rate bonds
in RMB	—	30	—	—	—	201	231	231
Average interest rate	—	5.23%	—	—	—	4.66%	4.73%

Term deposits
in RMB	151,418	77,441	33,830	88,950	122,800	77,400	551,839	551,839
Average interest rate	4.48%	5.17%	3.90%	4.58%	5.31%	4.78%	4.78%

in US$	7,502	—	—	—	—	—	7,502	7,502
Average interest rate	2.21%	—	—	—	—	—	2.21%

Liabilities
Securities sold under agreements to repurchase	192,141	—	—	—	—	—	192,141	192,141
Average interest rate	1.86%	—	—	—	—	—	1.86%

Interest-bearing loans and other borrowings
in British pound	2,385	—	—	—	—	—	2,385	2,385
Average interest rate	3.54%	—	—	—	—	—	3.54%

in US$	13,108	—	—	—	—	—	13,108	13,108
Average interest rate	2.35%	—	—	—	—	—	2.35%

in Euro	993	3,139	525	—	—	—	4,657	4,657
Average interest rate	1.50%	3.80%	2.50%	—	—	—	3.16%

Investment contracts	2,867	3,213	451	986	1,296	246,621	255,434	245,803
Average guaranteed interest rate	1.77%	1.61%	2.21%	2.20%	2.27%	2.40%	2.38%

Long-term insurance contracts	62,349	24,371	22,294	26,533	16,696	2,037,551	2,189,794
Average guaranteed interest rate	2.59%	2.56%	2.61%	2.68%	2.49%	2.67%	2.67%

	Expected Maturity Date
As of December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2018, 2017, and 2016.

	As of December 31,
	2016		2017		2018
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	421,383	421,383	409,528	409,528	424,657	424,657
Securities at fair value through profit or loss	54,718	54,718	53,918	53,918	50,714	50,714
Available-for-sale	366,665	366,665	355,610	355,610	373,943	373,943

A hypothetical 10% decline in the December 31, 2018, 2017 and 2016 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB 5,071 million, RMB 5,392 million and RMB 5,472 million, respectively.

A hypothetical 10% decline in the December 31, 2018, 2017 and 2016 value of the available-for-sale equity securities would result in an unrealized loss charged to the income statement of approximately RMB 37,394 million, RMB 35,561 million and RMB 36,667 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly denominated in RMB, and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the British pound, U.S. dollar and Euro. Our borrowings in foreign currencies include a five-year bank loan of GBP 275 million with a maturity date on June 17, 2019, a three-year bank loan of US$ 970 million with a maturity date on September 27, 2019, a three-year bank loan of US$ 940 million with a maturity date on September 30, 2019, a three-year bank loan of EUR 67 million with a maturity date on January 18, 2021, a six-month bank loan of EUR 127 million with a maturity date on January 11, 2019 (subject to automatic renewal), all of which are fixed rate loans, and a three-year loan of EUR 400 million with a maturity date on December 6, 2020, which is a floating rate loan. We recorded RMB 194 million (US$ 28 million) in foreign exchange losses for the year ended December 31, 2018, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2018, 2017 and 2016.

	Expected Maturity Date
As of December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	2,814	17	25	12	35	114	3,017	3,019
Average interest rate	2.52%	4.33%	5.60%	2.75%	5.05%	4.04%	2.64%

Other	3	—	—	—	—	28	31	31
Average interest rate	0.14%	—	—	—	—	0.91%	0.85%

Term deposits
in US$	7,502	—	—	—	—	—	7,502	7,502
Average interest rate	2.21%	—	—	—	—	—	2.21%

Loans
in US$	—	—	—	—	—	1,766	1,766	1,835
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,768	—	—	—	—	—	1,768	1,768
Average interest rate	0.01%	—	—	—	—	—	0.01%

in HK$	261	—	—	—	—	—	261	261
Average interest rate	—	—	—	—	—	—	—

in British pound	286	—	—	—	—	—	286	286
Average interest rate	—	—	—	—	—	—	—

in Euro	43	—	—	—	—	—	43	43
Average interest rate	—	—	—	—	—	—	—

Other	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	2,385	—	—	—	—	—	2,385	2,385
Average interest rate	3.54%	—	—	—	—	—	3.54%

in US$	13,108	—	—	—	—	—	13,108	13,108
Average interest rate	2.35%	—	—	—	—	—	2.35%

in Euro	993	3,139	525	—	—	—	4,657	4,657
Average interest rate	1.50%	3.80%	2.50%	—	—	—	3.16%

	Expected Maturity Date
As of December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	1,587	1	17	33	—	181	1,819	1,828
Average interest rate	0.77%	0.13%	4.12%	5.95%	—	3.79%	1.20%

Other	—	1	—	—	—	26	27	27
Average interest rate	—	0.14%	—	—	—	1.02%	0.98%

Term deposits
in US$	7,744	—	—	—	—	—	7,744	7,744
Average interest rate	1.96%	—	—	—	—	—	1.96%

Loans
in US$	—	—	—	—	—	952	952	952
Average interest rate	—	—	—	—	—	4.00%	4.00%

Cash and cash equivalents
in US$	1,246	—	—	—	—	—	1,246	1,246
Average interest rate	0.09%	—	—	—	—	—	0.09%

in HK$	185	—	—	—	—	—	185	185
Average interest rate	—	—	—	—	—	—	—

in British pound	282	—	—	—	—	—	282	282
Average interest rate	—	—	—	—	—	—	—

in Euro	128	—	—	—	—	—	128	128
Average interest rate	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	2,413	—	—	—	—	2,413	2,413
Average interest rate	—	3.54%	—	—	—	—	3.54%

in US$	—	12,480	—	—	—	—	12,480	12,480
Average interest rate	—	2.35%	—	—	—	—	2.35%

in Euro	780	—	3,121	—	—	—	3,901	3,901
Average interest rate	1.50%	—	3.80%	—	—	—	3.34%

	Expected Maturity Date
As of December 31, 2016	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	288	—	1	13	34	176	512	518
Average interest rate	—	—	0.12%	5.50%	6.15%	3.82%	1.87%

Other	—	—	3	—	—	26	29	29
Average interest rate	—	—	1.05%	—	—	1.26%	1.24%

Term deposits
in US$	6,106	—	—	—	—	—	6,106	6,106
Average interest rate	1.51%	—	—	—	—	—	1.51%

Cash and cash equivalents
in US$	2,685	—	—	—	—	—	2,685	2,685
Average interest rate	0.53%	—	—	—	—	—	0.53%

in HK$	2,083	—	—	—	—	—	2,083	2,083
Average interest rate	—	—	—	—	—	—	—

in British pound	145	—	—	—	—	—	145	145
Average interest rate	—	—	—	—	—	—	—

Other	15	—	—	—	—	—	15	15
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	2,339	—	—	—	2,339	2,339
Average interest rate	—	—	3.54%	—	—	—	3.54%

in US$	—	—	13,100	—	—	—	13,100	13,100
Average interest rate	—	—	2.35%	—	—	—	2.35%

in Euro	731	—	—	—	—	—	731	731
Average interest rate	1.50%	—	—	—	—	—	1.50%

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2018 to April 5, 2019.

Category of Expenses	Amount Reimbursed from January 1, 2018 to April 5, 2019
NYSE listing fees	US$	133,000.00
Legal fees	US$	3,715.00
Investor relations(1)	US$	592,947.70
Broker reimbursements(2)	US$	86,484.06

Total	US$	816,146.76

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to 2,282 million in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$ 12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2018, we had engaged 13 third party overseas investment managers to manage US$ 1,404 million for investment in overseas public markets.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2018, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2018.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2018.

The Company’s internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is on pages F-3 and F-4 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2018 and 2017.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	(RMB in millions)
2018	60	—	—	5
2017	59	—	—	1

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2018, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised ten directors, including three executive directors, three non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules effective since April 1, 2012, the chairman of our board of directors is required to have a meeting with non-executive directors (including independent non-executive directors) only without the executive directors present at least once a year. In August 2018, the then chairman of our board convened a meeting of non-executive directors (including independent non-executive directors) to discuss the development strategy, corporate governance and operational management of the Company. Pursuant to further amendments to the HKSE corporate governance rules, from January 1, 2019, the chairman of our board of directors is required to have a meeting with independent non-executive directors only without the other directors present at least once a year.

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

The Guiding Opinions on Regulating Governance Structure of Insurance Companies require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2018, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2018, our audit committee comprised three independent non-executive directors with one of them serving as the chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the Shanghai Stock Exchange our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose whether there is any material difference between our actual practices and the requirements under such rules, and explain the details and reasons for such differences, if any. Accordingly, we have disclosed in our annual report for the year of 2018 filed with the Shanghai Stock Exchange that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant(8)

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.8	Property Leasing Agreement(5)

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(7)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited (Agency Services to be Provided by China Life Insurance Company Limited)(5)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(6)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.
(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Commission on April 25, 2018.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.
(8)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Commission on April 21, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Su Hengxuan
Name: Su Hengxuan
Title: President and Executive Director

Date: April 24, 2019

CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Audited Consolidated Financial Statements

For the year ended 31 December 2018

China Life Insurance Company Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

April 24, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on Internal Control over Financial Reporting

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Life Insurance Company Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 24, 2019

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
ASSETS
Property, plant and equipment	6	47,281	42,707
Investment properties	7	9,747	3,064
Investments in associates and joint ventures	8	201,661	161,472
Held-to-maturity securities	9.1	806,717	717,037
Loans	9.2	450,251	383,504
Term deposits	9.3	559,341	449,400
Statutory deposits - restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	870,533	810,734
Securities at fair value through profit or loss	9.6	138,717	136,809
Securities purchased under agreements to resell	9.7	9,905	36,185
Accrued investment income	9.8	48,402	50,641
Premiums receivable	11	15,648	14,121
Reinsurance assets	12	4,364	3,046
Other assets	13	33,437	33,952
Deferred tax assets	28	1,257	—
Cash and cash equivalents		50,809	48,586

Total assets		3,254,403	2,897,591

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2018

	Notes	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	2,216,031	2,025,133
Investment contracts	15	255,434	232,500
Policyholder dividends payable		85,071	83,910
Interest-bearing loans and borrowings	16	20,150	18,794
Financial liabilities at fair value through profit or loss		2,680	2,529
Derivative financial liabilities	17	1,877	—
Securities sold under agreements to repurchase	18	192,141	87,309
Annuity and other insurance balances payable		49,465	44,820
Premiums received in advance		46,650	18,505
Other liabilities	19	58,426	47,430
Deferred tax liabilities	28	—	4,871
Current income tax liabilities		2,630	6,198
Statutory insurance fund	20	558	282

Total liabilities		2,931,113	2,572,281

Equity
Share capital	34	28,265	28,265
Other equity instruments	35	7,791	7,791
Reserves	36	149,293	145,675
Retained earnings		133,022	139,202

Attributable to equity holders of the Company		318,371	320,933

Non-controlling interests		4,919	4,377

Total equity		323,290	325,310

Total liabilities and equity		3,254,403	2,897,591

Approved and authorised for issue by the Board of Directors on 27 March 2019.

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2018

	Notes	2018 RMB million	2017 RMB million	2016 RMB million
REVENUES
Gross written premiums		535,826	511,966	430,498
Less: premiums ceded to reinsurers		(4,503)	(3,661)	(1,758)

Net written premiums		531,323	508,305	428,740
Net change in unearned premium reserves		700	(1,395)	(2,510)

Net premiums earned		532,023	506,910	426,230

Investment income	21	125,167	122,727	109,147
Net realised gains on financial assets	22	(19,591)	42	6,038
Net fair value gains through profit or loss	23	(18,278)	6,183	(7,094)
Other income		8,098	7,493	6,460

Total revenues		627,419	643,355	540,781

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(248,736)	(259,708)	(253,157)
Accident and health claims and claim adjustment expenses	24	(40,552)	(33,818)	(27,269)
Increase in insurance contract liabilities	24	(189,931)	(172,517)	(126,619)
Investment contract benefits	25	(9,332)	(8,076)	(5,316)
Policyholder dividends resulting from participation in profits		(19,646)	(21,871)	(15,883)
Underwriting and policy acquisition costs		(62,705)	(64,789)	(52,022)
Finance costs	26	(4,116)	(4,601)	(4,767)
Administrative expenses		(37,486)	(35,953)	(31,854)
Other expenses		(7,642)	(6,426)	(4,859)
Statutory insurance fund contribution	20	(1,097)	(1,068)	(1,048)

Total benefits, claims and expenses		(621,243)	(608,827)	(522,794)

Share of profit of associates and joint ventures, net	8	7,745	7,143	5,855

Profit before income tax	27	13,921	41,671	23,842
Income tax	28	(1,985)	(8,919)	(4,257)

Net profit		11,936	32,752	19,585

Attributable to:
- Equity holders of the Company		11,395	32,253	19,127
- Non-controlling interests		541	499	458

Basic and diluted earnings per share	29	RMB0.39	RMB1.13	RMB0.66

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2018

	Note	2018 RMB million	2017 RMB million	2016 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(24,591)	(15,003)	(44,509)
Amount transferred to net profit from other comprehensive income		19,549	(42)	(6,038)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(32)	5,605	17,372
Share of other comprehensive income of associates and joint ventures under the equity method		735	20	(864)
Exchange differences on translating foreign operations		598	(865)	21
Income tax relating to components of other comprehensive income	28	1,716	2,359	8,242

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(2,025)	(7,926)	(25,776)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—	—

Other comprehensive income for the year, net of tax		(2,025)	(7,926)	(25,776)

Total comprehensive income for the year, net of tax		9,911	24,826	(6,191)

Attributable to:
- Equity holders of the Company		9,325	24,341	(6,647)
- Non-controlling interests		586	485	456

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2018

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 34)	(Note 35)	(Note 36)
As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)

Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)

Transactions with owners
Appropriation to reserves (Note 36)	—	—	7,367	(7,367)	—	—
Dividends paid (Note 31)	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33

Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)

As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648

As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves (Note 36)	—	—	8,445	(8,445)	—	—
Dividends paid (Note 31)	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135

Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2018

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 34)	(Note 35)	(Note 36)
As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves (Note 36)	—	—	5,885	(5,885)	—	—
Dividends paid (Note 31)	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

The notes on pages 13 to 102 form an integral part of these consolidated financial statements

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million	2016 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	13,921	41,671	23,842
Adjustments for:
Investment income	(125,167)	(122,727)	(109,147)
Net realised and unrealised losses/(gains) on financial assets	37,869	(6,225)	1,056
Insurance contracts	190,210	176,148	131,354
Depreciation and amortisation	2,638	2,240	2,083
Foreign exchange losses/(gains)	194	(52)	(582)
Share of profit of associates and joint ventures, net	(7,745)	(7,143)	(5,855)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(9,020)	76,378	(76,318)
Financial liabilities at fair value through profit or loss	1,114	931	1,539
Receivables and payables	48,838	38,967	124,466
Income tax paid	(9,991)	(4,473)	(9,331)
Interest received - securities at fair value through profit or loss	3,527	4,497	5,465
Dividends received - securities at fair value through profit or loss	1,164	778	526

Net cash inflow/(outflow) from operating activities	147,552	200,990	89,098

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	48,942	30,540	10,447
Maturities of debt investments	110,425	142,845	50,101
Disposals of equity investments	278,003	506,306	508,476
Property, plant and equipment	274	103	114
Purchases:
Debt investments	(294,238)	(516,051)	(173,628)
Equity investments	(335,301)	(500,737)	(537,012)
Property, plant and equipment	(19,546)	(9,619)	(5,310)
Investments in associates and joint ventures	(34,928)	(37,304)	(65,158)
Decrease/(increase) in term deposits, net	(109,590)	92,148	37,515
Decrease/(increase) in securities purchased under agreements to resell, net	26,258	6,981	(22,035)
Interest received	106,342	98,012	78,891
Dividends received	19,503	29,014	20,390
Decrease/(increase) in policy loans, net	(34,208)	(15,515)	(7,483)
Cash paid related to other investing activities	(309)	(399)	(11)

Net cash inflow/(outflow) from investing activities	(238,373)	(173,676)	(104,703)

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million	2016 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	104,832	6,228	49,999
Interest paid	(3,990)	(5,671)	(4,891)
Dividends paid to equity holders of the Company	(11,690)	(7,164)	(12,257)
Dividends paid to non-controlling interests	(149)	(135)	(151)
Cash received from borrowings	727	3,121	13,831
Capital injected into subsidiaries by non-controlling interests	3,560	4,034	2,939
Cash repaid to lenders	—	(38,000)	(30,000)
Cash paid related to other financing activities	(327)	(8,008)	(13,200)

Net cash inflow/(outflow) from financing activities	92,963	(45,595)	6,270

Foreign exchange gains/(losses) on cash and cash equivalents	81	(179)	285
Net increase/(decrease) in cash and cash equivalents	2,223	(18,460)	(9,050)

Cash and cash equivalents
Beginning of the year	48,586	67,046	76,096

End of the year	50,809	48,586	67,046

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	50,792	47,444	64,364
Short-term bank deposits	17	1,142	2,682

The notes on pages 13 to 102 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

1	ORGANISATION AND PRINCIPAL ACTIVITIES

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

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 27 March 2019.

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

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IAS 40 Amendments	Transfers of Investment Property	1 January 2018

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

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

The Group’s accounting treatment for cash-settled share-based payments is consistent with the clarification in the amendments. In addition, the Group has no share-based payment transactions with net settlement features for withholding tax obligations and has not made any modifications to the terms and conditions of its share-based payment transactions. Therefore, these amendments have no impact on the Group’s consolidated financial statements.

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and IFRS 17. The amendments introduce two alternative options for entities issuing contracts within the scope of IFRS 4 upon the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables eligible entities to defer the implementation date of IFRS 9 until the effective date of IFRS 17. The amendments clarify that an insurer may apply the temporary exemption from IFRS 9 if: (i) it has not previously applied any version of IFRS 9, other than only the requirements for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss (“FVTPL”); and (ii) its activities are predominantly connected with insurance at its annual reporting date that immediately precedes 1 April 2016. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to other comprehensive income (“OCI”) for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time.

During 2016, the Company performed an assessment of the amendments and reached the conclusion that its activities were predominantly connected with insurance as at 31 December 2015. There has been no significant change in the activities of the Group since then that requires reassessment, and the Group considers that it continues to meet the criteria of applying the temporary exemption. The Group decides to apply the temporary exemption from IFRS 9 and, therefore, continues to apply IAS 39 to its financial assets and financial liabilities in its reporting period starting on 1 January 2018. The disclosures about the Group’s temporary exemption from IFRS 9 are disclosed in Note 32.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2018 (continued)

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15, issued in May 2014, establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard supersedes all current revenue recognition requirements under IFRSs. Either a full retrospective application or a modified retrospective adoption is required on the initial application of the standard. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, and early adoption is permitted.

Given insurance contracts are scoped out of IFRS 15, the main impact of the new standard is on the accounting treatment of income from administrative and investment management services. Based on the standard’s transitional provisions, the entity shall recognise the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of retained earnings or other component of equity of the annual reporting period that includes the date of initial application, and does not require a restatement of prior periods. The Group adopted IFRS 15 using the modified retrospective approach from 1 January 2018. Adoption of the standard has no significant impact on relative items of the Group’s consolidated financial statements.

IAS 40 Amendments – Transfers of Investment Property

Amendments to IAS 40, issued in December 2016, clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The amendments are to be applied prospectively, and shall be applied to the changes that occurred, during or after the financial year when it applies amendments for the first time. An entity should reassess the classification of property held at the date that it first applies the amendments and, if applicable, reclassify property to reflect the conditions that exist at that date. Retrospective application is only permitted if it is possible without the use of hindsight. The amendments do not have any significant impact on the Group’s consolidated financial statements.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to IFRS 1 and IAS 28, which are effective for annual periods beginning on or after 1 January 2018. There is no significant impact on the accounting policies of the Group as a result of these amendments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or FVTPL, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2018 and made relevant disclosures in Note 32 according to IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in OCI. If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, related IFRS Interpretations Committee Interpretation and Standing Interpretations Committee Interpretation. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Group will adopt IFRS 16 from 1 January 2019. The Group plans to adopt the modified retrospective approach according to transitional provisions in IFRS 16. In addition, the Group plans to apply the new requirements to contracts that were previously identified as leases applying IAS 17 and measure the lease liability at the present value of the remaining lease payments. The right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before the date of initial application. The Group plans to use the exemptions allowed by the standard on leases whose lease terms end within 12 months as of the date of initial application and leases of low-value assets. The Group has performed a detailed assessment on the impact of adoption of IFRS 16. The Group has estimated that right-of-use assets of RMB2.6 billion and lease liabilities of RMB2.2 billion will be recognised at 1 January 2019, with no corresponding adjustment to the opening balance of retained earnings. Based on the current assessment, the Group expects the adoption of IFRS 16 will have no significant impact on the Group’s consolidated statement of comprehensive income.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

IFRS 3 Amendments – Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

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

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or other comprehensive income, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly on the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In November 2018, the IASB tentatively decided to defer the effective date for IFRS 17 by one year to reporting periods beginning on or after 1 January 2022. The IASB also tentatively decided to allow insurers qualifying for the deferral of IFRS 9 an additional year of deferral, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2022. As at the approval date of the consolidated financial statements, the changes to the effective dates have not yet been finalised by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2018 (continued)

The Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There is no significant impact on the accounting policies of the Group as a result of these amendments.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2018. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Investment properties

Investment properties are interests in land use rights and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties, that are held by the Group in the form of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e., their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lent capital is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates, available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

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

The principal or the most advantageous market must be accessible by the Group at the measurement date.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 7 and 10 based on the lowest level input that is significant to the fair value measurement as a whole.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

2.11.3	Investment contracts

For investment contracts with or without DPF, the Company’s policy fee income mainly consists of acquisition cost and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition cost is amortised over the expected life of the contracts by period and recognised in revenue.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Financial liabilities at fair value through profit or loss

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

Subordinated debts in bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.16	Employee benefits (continued)

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period are included in administrative expenses and changes after the vesting period are included in net fair value gains through profit or loss in net profit. The related liability is included in other liabilities.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

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

Policy fee income

The policy fee income for investment contracts mainly consists of acquisition costs and various fees (handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is amortised over the expected life of the contracts and recognised as other income.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

•	fair values of other loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.4. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2018, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	For the year ended 31 December
	2018		2017
	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	38,397	7.99%	40,588	8.73%
Hong Fu Zhi Zun Annuity (b)	22,292	4.64%	24,877	5.35%
Xin Ru Yi Annuity (c)	21,960	4.57%	25,166	5.41%
Kang Ning Whole Life (d)	20,667	4.30%	21,435	4.61%
Hong Ying Participating Endowment (e)	1,448	0.30%	3,019	0.65%
Others (f)	375,732	78.20%	349,813	75.25%

Total	480,496	100.00%	464,898	100.00%

Insurance benefits of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	1,847	1.37%	7,956	4.79%
Hong Fu Zhi Zun Annuity (b)	8,764	6.52%	2	0.00%
Xin Ru Yi Annuity (c)	3,526	2.62%	3,594	2.16%
Kang Ning Whole Life (d)	4,663	3.47%	4,197	2.52%
Hong Ying Participating Endowment (e)	28,741	21.38%	49,796	29.96%
Others (f)	86,857	64.64%	100,679	60.57%

Total	134,398	100.00%	166,224	100.00%

	As at 31 December 2018		As at 31 December 2017
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	52,440	2.39%	19,771	0.99%
Hong Fu Zhi Zun Annuity (b)	26,741	1.22%	15,236	0.76%
Xin Ru Yi Annuity (c)	71,571	3.27%	53,098	2.66%
Kang Ning Whole Life (d)	289,230	13.21%	268,708	13.44%
Hong Ying Participating Endowment (e)	42,969	1.96%	70,506	3.53%
Others (f)	1,706,843	77.95%	1,571,747	78.62%

Total	2,189,794	100.00%	1,999,066	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)

Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of 88-year-old, annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

(b)

Hong Fu Zhi Zun Annuity is an annuity insurance contract with the options for annual or monthly payment. The payment period is divided into 3 years, 5 years or 10 years. Its insured period is twenty years. This product is applicable to healthy policyholders between 28-day-old and 60-year-old. From the effective date after one policy year to the expiration date, if the policyholders live to the annual corresponding effective date, the annuity payment is paid at 3% of the annual premium if the payment period is three years; the annuity payment is paid at 6% of the annual premium if the payment period is five years; and the annuity payment is paid at 12% of the annual premium if the payment period is ten years. From the effective date to the effective date after one policy year, if the policyholders survive, the special survival payment shall be paid according to the basic sum insured by Hong Fu Zhi Zun Annuity. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the insurance premium received (without interest) when accidents occurred.

(c)

Xin Ru Yi Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Ru Yi Annuity to the corresponding date when policyholders reach the age of 80. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Ru Yi Annuity, the annuity payment of first policy year is paid at 10% of the first premium of the product, and the following annuity payments are paid at the basic sum insured by Xin Ru Yi Annuity. From the first corresponding date after the contractual date starting to claim of annuity to the corresponding date when the policyholders reach the age of 80-year-old, the annuity payment of first policy year is paid at 110% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; the following annuity payments increase by 10% of the basic sum on the basis of the previous payment. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the larger value of the insurance premium (without interest) and the cash value of the contract at the time of the death of the insured.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)

Hong Ying Participating Endowment is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at the basic sum multiplied by 3 insured for a single premium policy or the basic sum multiplied by 3 and times the number of years of premium payments insured for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at the basic sum multiplied by 2 insured for a single premium policy or the basic sum multiplied by 2 and times the number of years of premium payments insured for a regular premium policy.

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB23,322 million or RMB24,177 million (as at 31 December 2017: RMB19,731 million or RMB20,559 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,672 million or RMB1,535 million (as at 31 December 2017: RMB1,940 million or RMB1,989 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB83,634 million or RMB95,212 million (as at 31 December 2017: RMB70,732 million or RMB80,152 million) higher or lower, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB551 million (as at 31 December 2017: RMB445 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2014	2015	2016	2017	2018	Total
Year end	16,499	20,497	27,120	33,926	40,601
1 year later	17,265	21,427	27,303	34,845
2 years later	16,726	21,422	26,851
3 years later	16,726	21,422
4 years later	16,726

Estimated accumulated claims expenses	16,726	21,422	26,851	34,845	40,601	140,445
Accumulated claims expenses paid	(16,726)	(21,422)	(26,851)	(33,476)	(27,165)	(125,640)

Unpaid claims expenses	—	—	—	1,369	13,436	14,805

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2014	2015	2016	2017	2018	Total
Year end	16,379	20,359	26,897	33,700	40,157
1 year later	17,127	21,262	27,107	34,560
2 years later	16,589	21,259	26,655
3 years later	16,589	21,259
4 years later	16,589

Estimated accumulated claims expenses	16,589	21,259	26,655	34,560	40,157	139,220
Accumulated claims expenses paid	(16,589)	(21,259)	(26,655)	(33,204)	(26,848)	(124,555)

Unpaid claims expenses	—	—	—	1,356	13,309	14,665

4.2	Financial risk

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

FOR THE YEAR ENDED 31 DECEMBER 2018

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

As at 31 December 2018, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB145 million (as at 31 December 2017: RMB35 million) lower or higher, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits - restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB13,749 million or RMB10,045 million (as at 31 December 2017: RMB11,463 million or RMB8,306 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

As at 31 December 2018, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB5,073 million (as at 31 December 2017: RMB3,341 million or RMB5,393 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB24,898 million or RMB34,474 million (as at 31 December 2017: RMB23,423 million or RMB32,651 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

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

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2018 and 2017, expressed in RMB equivalent:

As at 31 December 2018	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	9,994	41,379	—	—	—	51,373
- Securities at fair value through profit or loss	4,511	163	951	2,315	1,076	9,016
Debt securities
- Held-to-maturity securities	150	—	—	—	—	150
- Loans	1,766	—	—	—	—	1,766
- Available-for-sale securities	2,240	—	—	—	—	2,240
- Securities at fair value through profit or loss	627	—	19	7	4	657
Term deposits	7,502	—	—	—	—	7,502
Cash and cash equivalents	1,768	261	287	42	—	2,358

Total	28,558	41,803	1,257	2,364	1,080	75,062

Financial liabilities
Interest-bearing loans and other borrowings	13,108	—	2,385	4,657	—	20,150

Total	13,108	—	2,385	4,657	—	20,150

As at 31 December 2017	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	8,697	28,859	—	—	—	37,556
- Securities at fair value through profit or loss	4,707	146	1,088	2,690	1,198	9,829
Debt securities
- Held-to-maturity securities	155	—	—	—	—	155
- Loans	952	—	—	—	—	952
- Available-for-sale securities	1,229	—	—	—	—	1,229
- Securities at fair value through profit or loss	435	—	18	5	5	463
Term deposits	7,744	—	—	—	—	7,744
Cash and cash equivalents	1,246	185	282	128	3	1,844

Total	25,165	29,190	1,388	2,823	1,206	59,772

Financial liabilities
Interest-bearing loans and other borrowings	12,480	—	2,413	3,901	—	18,794

Total	12,480	—	2,413	3,901	—	18,794

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2018, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB353 million (as at 31 December 2017: RMB308 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB4,909 million (as at 31 December 2017: RMB3,541 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange losses in 2018 were RMB194 million (2017: exchange gains of RMB52 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Banking and Insurance Regulatory Commission (“CBIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds, corporate bonds with higher credit rating and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2018 and 2017.

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

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2018, 99.9% (as at 31 December 2017: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2018, 99.9% (as at 31 December 2017: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2018, 99.9% (as at 31 December 2017: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2018 and 2017.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2018 and 2017.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2018	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets

Contractual cash inflows
Equity securities	422,780	422,780	—	—	—	—
Debt securities	1,391,310	—	80,801	290,449	298,644	1,417,910
Loans	450,251	—	182,978	101,149	88,718	172,050
Term deposits	559,341	—	172,525	145,634	237,508	77,961
Statutory deposits - restricted	6,333	—	782	739	6,005	—
Securities purchased under agreements to resell	9,905	—	9,905	—	—	—
Accrued investment income	48,402	—	47,834	540	28	—
Premiums receivable	15,648	—	15,648	—	—	—
Cash and cash equivalents	50,809	—	50,809	—	—	—

Subtotal	2,954,779	422,780	561,282	538,511	630,903	1,667,921

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,216,031	—	197,289	222,170	(13,489)	(4,391,739)
Investment contracts	255,434	—	(13,098)	(10,293)	(11,422)	(629,318)

Contractual cash outflows
Securities sold under agreements to repurchase	192,141	—	(192,141)	—	—	—
Financial liabilities at fair value through profit or loss	2,680	(2,680)	—	—	—	—
Annuity and other insurance balances payable	49,465	—	(49,465)	—	—	—
Interest-bearing loans and other borrowings	20,150	—	(16,977)	(3,798)	—	—

Subtotal	2,735,901	(2,680)	(74,392)	208,079	(24,911)	(5,021,057)

Net cash inflow/(outflow)	218,878	420,100	486,890	746,590	605,992	(3,353,136)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2017	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets

Contractual cash inflows
Equity securities	409,528	409,528	—	—	—	—
Debt securities	1,255,052	—	127,830	240,582	271,538	1,240,465
Loans	383,504	—	141,679	105,063	64,386	128,753
Term deposits	449,400	—	104,976	252,571	133,013	2,823
Statutory deposits - restricted	6,333	—	4,084	734	2,106	—
Securities purchased under agreements to resell	36,185	—	36,185	—	—	—
Accrued investment income	50,641	—	44,789	5,602	250	—
Premiums receivable	14,121	—	14,121	—	—	—
Cash and cash equivalents	48,586	—	48,586	—	—	—

Subtotal	2,653,350	409,528	522,250	604,552	471,293	1,372,041

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	2,025,133	—	16,319	221,905	47,109	(3,807,542)
Investment contracts	232,500	—	(15,308)	(29,981)	(26,892)	(388,320)

Contractual cash outflows
Securities sold under agreements to repurchase	87,309	—	(87,309)	—	—	—
Financial liabilities at fair value through profit or loss	2,529	(2,529)	—	—	—	—
Annuity and other insurance balances payable	44,820	—	(44,820)	—	—	—
Interest-bearing loans and other borrowings	18,794	—	(1,240)	(18,557)	—	—

Subtotal	2,411,085	(2,529)	(132,358)	173,367	20,217	(4,195,862)

Net cash inflow/(outflow)	242,265	406,999	389,892	777,919	491,510	(2,823,821)

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

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable amounting to RMB85,071 million as at 31 December 2018 (as at 31 December 2017: RMB83,910 million). As at 31 December 2018, declared dividends of RMB74,932 million (as at 31 December 2017: RMB68,731 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB58,669 million and RMB194,290 million, respectively for the year ended 31 December 2018 (2017: RMB56,709 million and RMB173,557 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits - restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 9.4, Note 20 and Note 36, respectively.

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

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1 - No.17):

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Core capital	761,353	706,516
Actual capital	761,367	706,623
Minimum capital	303,872	254,503
Core solvency ratio	251%	278%
Comprehensive solvency ratio	251%	278%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CBIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to the Supervision Information System of the China Risk Oriented Solvency System, the latest Integrated Risk Rating result of the Company was Category A.

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgments related to structured entities.

These structured entities that the Group has interest in are guaranteed by third parties with higher credit ratings, or by pledging, or by having the fiscal budget income as the source of repayment, or by borrowers with higher credit ratings.

The Group did not guarantee or provide any financing support for the structured entities that the Group had interest in or sponsored.

(i)	The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statement relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

As at 31 December 2018	Unconsolidated structured entities
	Size	Carrying amount of assets	Maximum exposure	Interest held by the
	RMB Million	RMB Million	RMB Million	Group
Funds managed by affiliated entities	120,797	629	629	Investment income and service fee
Funds managed by third parties	Note 1	104,678	104,678	Investment income
Trust schemes managed by affiliated entities	3,800	2,680	2,680	Investment income and service fee
Trust schemes managed by third parties	Note 1	89,769	89,769	Investment income
Debt investment schemes managed by affiliated entities	59,456	32,029	32,029	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	33,330	33,330	Investment income
Others managed by affiliated entities Note 2	422,006	9,502	9,502	Investment income and service fee
Others managed by third parties Note 2	Note 1	110,035	110,035	Investment income

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i)	The unconsolidated structured entities that the Group has interest in (continued)

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statement relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below (continued):

As at 31 December 2017	Unconsolidated structured entities
	Size	Carrying amount of assets	Maximum exposure
	RMB Million	RMB Million	RMB Million	Interest held by the Group
Funds managed by affiliated entities	127,706	3,239	3,239	Investment income and service fee
Funds managed by third parties	Note 1	97,772	97,772	Investment income
Trust schemes managed by affiliated entities	500	400	400	Investment income and service fee
Trust schemes managed by third parties	Note 1	75,263	75,263	Investment income
Debt investment schemes managed by affiliated entities	52,014	36,359	36,359	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	32,209	32,209	Investment income
Others managed by affiliated entities Note 2	303,976	8,676	8,676	Investment income and service fee
Others managed by third parties Note 2	Note 1	107,859	107,859	Investment income

Note 1:	Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.
Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2018, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB400,419 million (as at 31 December 2017: RMB252,017 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2018, the management service fee from these structured entities was RMB1,338 million (2017: RMB736 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy

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

Under certain conditions, the Group may not receive a price quote from independent third-party pricing services. In this instance, the Group’s valuation team may choose to apply an internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2018, assets classified as Level 1 accounted for approximately 33.30% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2018, assets classified as Level 2 accounted for approximately 48.57% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2018, assets classified as Level 3 accounted for approximately 18.13% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2018:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	92,260	44	—	92,304
Common stocks	113,750	15,871	13,848	143,469
Preferred stocks	—	—	32,707	32,707
Wealth management products	—	31,348	—	31,348
Others	34	—	53,445	53,479
- Debt securities
Government bonds	2,587	25,853	—	28,440
Government agency bonds	53,433	126,840	—	180,273
Corporate bonds	10,206	175,514	—	185,720
Subordinated bonds/debts	—	21,314	200	21,514
Others	—	1,595	79,048	80,643
Securities at fair value through profit or loss
- Equity securities
Funds	13,891	76	—	13,967
Common stocks	34,392	849	—	35,241
Wealth management products	—	1,506	—	1,506
- Debt securities
Government bonds	82	36	—	118
Government agency bonds	1,556	5,204	—	6,760
Corporate bonds	7,052	72,722	—	79,774
Others	—	1,351	—	1,351

Total	329,243	480,123	179,248	988,614

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,680)	—	—	(2,680)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,877)	(1,877)

Total	(2,689)	—	(1,877)	(4,566)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2018:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets	Derivative financial liabilities	Total liabilities
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Opening balance	57,333	89,111	655	147,099	—	—
Purchases	19,755	7,891	—	27,646	—	—
Transferred into Level 3	—	180	—	180	—	—
Transferred out of Level 3	—	(467)	(655)	(1,122)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	—	(1,877)	(1,877)
Total gains/(losses) recorded in other comprehensive income	3,024	3,446	—	6,470	—	—
Disposals	—	(161)	—	(161)	—	—
Maturity	(864)	—	—	(864)	—	—

Closing balance	79,248	100,000	—	179,248	(1,877)	(1,877)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2017:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	91,319	25	—	91,344
Common stocks	105,326	8,637	15,461	129,424
Preferred stocks	—	—	31,651	31,651
Wealth management products	—	40,327	—	40,327
Others	28	—	41,999	42,027
- Debt securities
Government bonds	2,436	22,196	—	24,632
Government agency bonds	38,542	119,223	—	157,765
Corporate bonds	5,920	191,213	—	197,133
Subordinated bonds/debts	—	13,295	200	13,495
Others	—	4,966	57,133	62,099
Securities at fair value through profit or loss
- Equity securities
Funds	9,825	67	—	9,892
Common Stocks	42,475	896	655	44,026
- Debt securities
Government bonds	29	2,052	—	2,081
Government agency bonds	4,774	4,310	—	9,084
Corporate bonds	4,498	62,417	—	66,915
Others	—	4,811	—	4,811

Total	305,172	474,435	147,099	926,706

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,529)	—	—	(2,529)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,541)	—	—	(2,541)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets for the year ended 31 December 2017:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	RMB million
Opening balance	13,733	76,445	1,061	91,239
Purchases	47,909	15,197	—	63,106
Transferred into Level 3	—	2,842	695	3,537
Transferred out of Level 3	—	(5,598)	(1,059)	(6,657)
Total gains/(losses) recorded in profit or loss	—	—	(42)	(42)
Total gains/(losses) recorded in other comprehensive income	(519)	315	—	(204)
Disposals	—	(90)	—	(90)
Maturity	(3,790)	—	—	(3,790)

Closing balance	57,333	89,111	655	147,099

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2018, RMB11,215 million (2017: RMB19,275 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB16,119 million (2017: RMB9,652 million) debt securities were transferred from Level 2 to Level 1. RMB3,491 million (2017: immaterial) equity securities were transferred from Level 1 to Level 2, whereas no material equity securities were transferred from Level 2 to Level 1 (2017: same).

For the years ended 31 December 2018 and 2017, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2018 and 2017, significant unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 31 December 2018 and 31 December 2017:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2018: 34,388 31 December 2017: 24,884	Comparable companies approach	Liquidity discount	31 December 2018: 5%-25% 31 December 2017: 6%-25%	The fair value is inversely related to the liquidity discount
	31 December 2018: 23,976 31 December 2017: 21,215	Net Asset Value method	N/A	N/A	N/A
	31 December 2018: 37,847 31 December 2017: 36,530	Discounted cash flow method	Weighted average cost of capital	31 December 2018: 3.80%-7.50% 31 December 2017: 3.80%-7.50%	The fair value is inversely related to weighted average cost of capital
Debt securities	31 December 2018: 79,248 31 December 2017: 57,333	Discounted cash flow method	Weighted average cost of capital	31 December 2018: 4.00%-6.60% 31 December 2017: 4.00%-6.60%	The fair value is inversely related to weighted average cost of capital
Derivative financial liabilities	31 December 2018: (1,877) 31 December 2017: nil	Comparable companies approach	Liquidity discount	31 December 2018: 11% 31 December 2017: nil	The fair value is inversely related to the liquidity discount

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

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

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 33, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

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

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
- Term life	3,145	—	—	—	—
- Whole life	46,375	—	—	—	—
- Endowment	126,318	—	—	—	—
- Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—
Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Share of profit of associates and joint ventures, net	—	—	—	7,745	—	7,745

Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
- Equity holders of the Company						11,395
- Non-controlling interests						541

Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)

Depreciation and amortisation	1,589	505	202	342	—	2,638

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities
Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
- Term life	4,110	—	—	—	—
- Whole life	36,496	—	—	—	—
- Endowment	198,418	—	—	—	—
- Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—

Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
- Equity holders of the Company						32,253
- Non-controlling interests						499
Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)
Depreciation and amortisation	1,513	351	216	160	—	2,240

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets (including cash and cash equivalents)	2,478,739	114,045	9,390	38,422	—	2,640,596
Others	8,402	8,149	552	161,472	—	178,575

Segment assets	2,487,141	122,194	9,942	199,894	—	2,819,171

Unallocated
Property, plant and equipment						42,707
Others						35,713

Total						2,897,591

Liabilities
Insurance contracts	1,914,597	102,190	8,346	—	—	2,025,133
Investment contracts	218,436	14,064	—	—	—	232,500
Securities sold under agreements to repurchase	81,163	3,832	321	1,993	—	87,309
Others	41,888	3,123	224	21,323	—	66,558

Segment liabilities	2,256,084	123,209	8,891	23,316	—	2,411,500

Unallocated
Others						160,781

Total						2,572,281

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
- Term life	3,871	—	—	—	—
- Whole life	29,524	—	—	—	—
- Endowment	188,415	—	—	—	—
- Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
- Equity holders of the Company						19,127
- Non-controlling interests						458
Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)
Depreciation and amortisation	1,490	257	196	140	—	2,083

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2018	32,457	6,873	1,403	16,696	1,830	59,259
Transfers upon completion	4,889	123	—	(5,500)	393	(95)
Additions	85	932	282	11,416	54	12,769
Transfers into investment properties	—	—	—	(5,634)	—	(5,634)
Disposals	(169)	(270)	(345)	(76)	(86)	(946)

As at 31 December 2018	37,262	7,658	1,340	16,902	2,191	65,353

Accumulated depreciation
As at 1 January 2018	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)
Charge for the year	(1,196)	(578)	(151)	—	(212)	(2,137)
Disposals	30	257	293	—	38	618

As at 31 December 2018	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018	26,824	2,215	527	16,901	814	47,281

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

6	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2017	25,362	6,837	1,424	10,548	1,553	45,724
Transfers upon completion	7,073	49	—	(7,520)	312	(86)
Additions	70	450	174	15,747	13	16,454
Transfers into investment properties	—	—	—	(1,931)	—	(1,931)
Disposals	(48)	(463)	(195)	(148)	(48)	(902)

As at 31 December 2017	32,457	6,873	1,403	16,696	1,830	59,259

Accumulated depreciation
As at 1 January 2017	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)
Charge for the year	(953)	(632)	(144)	—	(181)	(1,910)
Disposals	16	444	187	—	46	693

As at 31 December 2017	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)

Impairment
As at 1 January 2017	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2017	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2017	17,027	1,903	426	10,548	485	30,389

As at 31 December 2017	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018, the net book value of buildings above which were in process to obtain title certificates was RMB6,798 million (as at 31 December 2017: RMB6,209 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

7	INVESTMENT PROPERTIES

Buildings
RMB million
Cost
As at 1 January 2018	3,366
Additions	6,875
Deductions	(14)

As at 31 December 2018	10,227

Accumulated depreciation
As at 1 January 2018	(302)
Charge for the year	(186)
Deductions	8

As at 31 December 2018	(480)

Net book value
As at 1 January 2018	3,064

As at 31 December 2018	9,747

Fair value
As at 1 January 2018	4,629

As at 31 December 2018	12,449

Buildings
RMB million
Cost
As at 1 January 2017	1,435
Additions	1,931

As at 31 December 2017	3,366

Accumulated depreciation
As at 1 January 2017	(244)
Charge for the year	(58)

As at 31 December 2017	(302)

Net book value
As at 1 January 2017	1,191

As at 31 December 2017	3,064

Fair value
As at 1 January 2017	2,201

As at 31 December 2017	4,629

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

7	INVESTMENT PROPERTIES (CONTINUED)

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

As at 31 December 2018, the net book value of investment properties which were in process to obtain title certificates was RMB3,407 million (as at 31 December 2017: RMB1,872 million).

The fair value of investment properties of the Group as at 31 December 2018 amounted to RMB12,449 million (as at 31 December 2017: RMB4,629 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

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

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2018 RMB million	2017 RMB million
As at 1 January	161,472	119,766
Change of the cost	34,229	37,110
Share of profit or loss	7,745	7,143
Declared dividends	(2,903)	(1,862)
Other equity movements	1,118	(685)

As at 31 December	201,661	161,472

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

				Movement
	Accounting method	Cost	As at 31 December 2017	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2018	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	53,459	13,014	4,410	—	1,772	—	72,655	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	13,626	—	269	(558)	(525)	—	12,812	29.59%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	8,185	—	43	(66)	(199)	—	7,963	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,466	—	35	—	—	—	1,501	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,347	—	1,106	(1,059)	(7)	—	21,387	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,829	21,783	—	345	(63)	(173)	—	21,892	10.29%	—
Others (v)	Equity Method	21,984	9,732	12,036	1,685	(444)	515	—	23,524		—

Subtotal		127,573	129,598	25,050	7,893	(2,190)	1,383	—	161,734		(1,010)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”) (iv)	Equity Method	6,281	6,139	—	36	(388)	—	—	5,787	66.67%	—
Mapleleaf Century Limited (“MCL”) (iv)	Equity Method	7,639	5,332	1,495	(766)	—	(320)	—	5,741	75.00%	—
Others (v)	Equity Method	28,914	20,403	7,684	582	(325)	55	—	28,399		—

Subtotal		42,834	31,874	9,179	(148)	(713)	(265)	—	39,927		—

Total		170,407	161,472	34,229	7,745	(2,903)	1,118	—	201,661		(1,010)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

(i)

On 14 December 2018, the Company subscribed for 1,871,875,329 additional shares offering of CGB at RMB6.9511 per share, with a total consideration including the transaction fees of RMB13,014 million. Upon the completion of the transaction, the Company held 43.686% equity of CGB after the capital increase, and the proportion remained unchanged.

On 1 January 2019, CGB began to adopt IFRS 9 and adjusted its equity to reflect the accumulated impact of adopting IFRS 9. The adoption of IFRS 9 by CGB has an impact on the Group’s equity as at 1 January 2019 accordingly, which is still under evaluation.

(ii)

The 2017 final dividend of HKD0.155 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 18 May 2018. The Company received a cash dividend amounting to RMB284 million. The 2018 interim dividend of HKD0.140 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 22 August 2018. The Company received a cash dividend amounting to RMB274 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2018, the stock price of Sino-Ocean was HKD3.45 per share. As at 31 December 2017, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2018. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2018.

(iii)

The 2017 final dividend of RMB0.0198 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 9 May 2018. The Company received a cash dividend amounting to RMB63 million. China Unicom’s share price on 28 December 2018 (the last trading day of 2018) was RMB5.17 per share.

(iv)

Glorious Fortune Forever Limited, a subsidiary of the Company, invested in the partnership Joy City, holding 66.67% of the total partnership interest. China Century Core Fund Limited, a subsidiary of the Company, invested in the partnership MCL, holding 75.00% of the total partnership interest. According to the partnership agreement, Glorious Fortune Forever Limited and China Century Core Fund Limited, as limited partners of such partnerships, cannot control these partnerships on their own, but has joint control with the general partners. Therefore, Joy City and MCL are accounted for as joint ventures of the Group.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)	Except for a 36-month restricted period of the investment in China Unicom, the Group has no significant restrictions to transact other investments in associates and joint ventures.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2017, the major associates and joint ventures of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.79%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.56%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2018 and for the year ended 31 December 2018:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,373,291	249,362	83,561	8,986	36,467	541,762	10,243	22,266
Total liabilities	2,214,781	186,224	63,654	6,246	1,043	224,822	265	11,897
Total equity	158,510	63,138	19,907	2,740	35,424	316,940	9,978	10,369
Total equity attributable to equity holders of the associates and joint ventures	158,510	48,385	19,907	2,732	35,424	140,144	9,978	10,369
Total adjustments (i)	933	(4,938)	—	—	470	17,926	(1,297)	(2,714)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	159,443	43,447	19,907	2,732	35,894	158,070	8,681	7,655
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	72,655	13,822	7,963	1,501	21,387	21,892	5,787	5,741
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	72,655	12,812	7,963	1,501	21,387	21,892	5,787	5,741

Total revenues	59,279	48,821	65,564	643	4,746	290,877	457	458
Net profit/(loss)	10,707	4,666	121	98	2,545	9,301	438	609
Other comprehensive income	4,160	(1,518)	(503)	1	—	(245)	—	—
Total comprehensive income	14,867	3,148	(382)	99	2,545	9,056	438	609

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2017 and for the year ended 31 December 2017:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,072,915	191,894	79,601	10,651	36,243	573,617	10,353	20,776
Total liabilities	1,959,069	133,166	59,138	8,020	934	266,599	283	12,598
Total equity	113,846	58,728	20,463	2,631	35,309	307,018	10,070	8,178
Total equity attributable to equity holders of the associates and joint ventures	113,846	48,502	20,463	2,631	35,309	135,393	10,070	8,178
Total adjustments (i)	2,267	(2,617)	—	—	676	—	(861)	(1,069)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	116,113	45,885	20,463	2,631	35,985	135,393	9,209	7,109
Proportion of the Group’s ownership	43.686%	29.79%	40.00%	35.00%	43.86%	10.56%	66.67%	75.00%
Gross carrying value of the investments	53,459	14,636	8,185	1,466	21,347	21,783	6,139	5,332
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	53,459	13,626	8,185	1,466	21,347	21,783	6,139	5,332

Total revenues	50,531	49,236	61,142	399	5,644	274,829	859	185
Net profit/(loss)	10,204	6,259	820	135	3,055	1,684	840	(301)
Other comprehensive income	(2,332)	912	(35)	—	—	(230)	—	—
Total comprehensive income	7,872	7,171	785	135	3,055	1,454	840	(301)

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2018 and 31 December 2017. The Group had a capital contribution commitment of RMB20,768 million with joint ventures as at 31 December 2018 (as at 31 December 2017: RMB20,996 million). The capital contribution commitment amount has been included in the capital commitments in Note 39.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Debt securities
Government bonds	179,943	125,866
Government agency bonds	266,986	241,808
Corporate bonds	212,709	200,869
Subordinated bonds/debts	147,079	148,494

Total	806,717	717,037

Debt securities
Listed in Mainland, PRC	109,597	91,631
Listed in Hong Kong, PRC	130	136
Listed in Singapore	20	19
Unlisted(i)	696,970	625,251

Total	806,717	717,037

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2018, an impairment loss of RMB42 million (2017: nil) for the investment of held-to-maturity securities has been made by the Group. In 2018, the Group did not sell the unexpired held-to-maturity securities (2017: same).

Debt securities - fair value hierarchy	As at 31 December 2018			As at 31 December 2017
	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	15,387	175,622	191,009	33,496	90,216	123,712
Government agency bonds	72,455	204,029	276,484	20,281	203,031	223,312
Corporate bonds	10,965	209,302	220,267	1,360	195,177	196,537
Subordinated bonds/debts	—	155,783	155,783	—	149,423	149,423

Total	98,807	744,736	843,543	55,137	637,847	692,984

Debt securities - Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within one year	16,907	22,496
After one year but within five years	137,840	112,932
After five years but within ten years	279,086	288,496
After ten years	372,884	293,113

Total	806,717	717,037

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS (CONTINUED)

9.2	Loans

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Policy loans (i)	142,165	107,957
Other loans	308,086	275,547

Total	450,251	383,504

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within one year	167,498	128,856
After one year but within five years	138,939	132,575
After five years but within ten years	99,501	90,556
After ten years	44,313	31,517

Total	450,251	383,504

(i)	As at 31 December 2018, maturities of policy loans were within 6 months (as at 31 December 2017: same).

9.3	Term deposits

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within one year	158,920	97,076
After one year but within five years	323,021	349,524
After five years but within ten years	77,400	2,800

Total	559,341	449,400

As at 31 December 2018, the Group’s term deposits of RMB16,691 million (as at 31 December 2017: same) were deposited in banks to back overseas borrowings and are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 31 December 2018, the amounts of such term deposits were RMB6,861 million, RMB7,080 million and RMB750 million, respectively (as at 31 December 2017: same).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 31 December 2018, the amounts of such term deposits and current deposits were RMB2,000 million (as at 31 December 2017: same) and RMB1,274 million (as at 31 December 2017: RMB1,247 million), respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS (CONTINUED)

9.4	Statutory deposits - restricted

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Contractual maturity schedule:
Within one year	500	3,933
After one year but within five years	5,833	2,400

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

9.5	Available-for-sale securities

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	28,440	24,632
Government agency bonds	180,273	157,765
Corporate bonds	185,720	197,133
Subordinated bonds/debts	21,514	13,495
Others (i)	80,643	62,099

Subtotal	496,590	455,124

Equity securities
Funds	92,304	91,344
Common stocks	143,469	129,424
Preferred stocks	32,707	31,651
Wealth management products	31,348	40,327
Others (i)	53,479	42,027

Subtotal	353,307	334,773

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,837

Total	870,533	810,734

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS (CONTINUED)

9.5	Available-for-sale securities (continued)

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Debt securities
Listed in Mainland, PRC	53,933	44,929
Unlisted	442,657	410,195

Subtotal	496,590	455,124

Equity securities
Listed in Mainland, PRC	102,190	93,384
Listed in Hong Kong, PRC	55,066	41,507
Listed overseas	162	132
Unlisted	216,525	220,587

Subtotal	373,943	355,610

Total	870,533	810,734

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities - Contractual maturity schedule	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within one year	11,511	42,410
After one year but within five years	170,606	153,630
After five years but within ten years	214,826	167,552
After ten years	99,647	91,532

Total	496,590	455,124

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS (CONTINUED)

9.6	Securities at fair value through profit or loss

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Debt securities
Government bonds	118	2,081
Government agency bonds	6,760	9,084
Corporate bonds	79,774	66,915
Others	1,351	4,811

Subtotal	88,003	82,891

Equity securities
Funds	13,967	9,892
Common stocks	35,241	44,026
Wealth management products	1,506	—

Subtotal	50,714	53,918

Total	138,717	136,809

Debt securities
Listed in Mainland, PRC	39,145	26,776
Listed in Hong Kong, PRC	108	—
Listed overseas	202	292
Unlisted	48,548	55,823

Subtotal	88,003	82,891

Equity securities
Listed in Mainland, PRC	31,962	39,442
Listed in Hong Kong, PRC	97	79
Listed overseas	6,552	7,187
Unlisted	12,103	7,210

Subtotal	50,714	53,918

Total	138,717	136,809

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

9.7	Securities purchased under agreements to resell

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Maturing:
Within 30 days	9,905	36,055
After 30 but within 90 days	—	130

Total	9,905	36,185

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

9	FINANCIAL ASSETS (CONTINUED)

9.8	Accrued investment income

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Bank deposits	19,805	24,942
Debt securities	23,486	21,423
Others	5,111	4,276

Total	48,402	50,641

Current	47,834	44,789
Non-current	568	5,852

Total	48,402	50,641

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Held-to-maturity securities (ii)	806,717	717,037	843,543	692,984
Loans (iii)	450,251	383,504	458,669	375,899
Term deposits	559,341	449,400	559,341	449,400
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	849,897	789,897	849,897	789,897
Securities at fair value through profit or loss	138,717	136,809	138,717	136,809
Securities purchased under agreements to resell	9,905	36,185	9,905	36,185
Cash and cash equivalents	50,809	48,586	50,809	48,586
Investment contracts (iii)	(255,434)	(232,500)	(245,803)	(229,222)
Financial liabilities at fair value through profit or loss	(2,680)	(2,529)	(2,680)	(2,529)
Derivative financial liabilities	(1,877)	—	(1,877)	—
Securities sold under agreements to repurchase	(192,141)	(87,309)	(192,141)	(87,309)
Interest-bearing loans and borrowings	(20,150)	(18,794)	(20,150)	(18,794)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying value. The fair values of other loans and investment contracts at amortised cost were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost were classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

11	PREMIUMS RECEIVABLE

As at 31 December 2018, the carrying value of premiums receivable within one year was RMB15,607 million (as at 31 December 2017: RMB14,079 million).

12	REINSURANCE ASSETS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Long-term insurance contracts ceded (Note 14)	3,123	2,351
Due from reinsurance companies	731	64
Ceded unearned premiums (Note 14)	370	527
Claims recoverable from reinsurers (Note 14)	140	104

Total	4,364	3,046

Current	1,241	695
Non-current	3,123	2,351

Total	4,364	3,046

13	OTHER ASSETS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Investments receivable and prepaid	8,885	15,466
Land use rights	7,906	6,201
Disbursements	4,162	2,705
Automated policy loans	3,269	3,050
Due from related parties	725	987
Prepayments to constructors	504	403
Others	7,986	5,140

Total	33,437	33,952

Current	23,533	25,933
Non-current	9,904	8,019

Total	33,437	33,952

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

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

Discount rate assumptions
As at 31 December 2018	4.85%
As at 31 December 2017	4.85%

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

Discount rate assumptions
As at 31 December 2018	3.47%~4.86%
As at 31 December 2017	3.31%~4.86%

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

FOR THE YEAR ENDED 31 DECEMBER 2018

14	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(iii)

Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information obtained at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2018	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2017	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Gross
Long-term insurance contracts	2,189,794	1,999,066
Short-term insurance contracts
- Claims and claim adjustment expenses	14,805	13,778
- Unearned premiums	11,432	12,289

Total, gross	2,216,031	2,025,133

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(3,123)	(2,351)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 12)	(140)	(104)
- Unearned premiums (Note 12)	(370)	(527)

Total, ceded	(3,633)	(2,982)

Net
Long-term insurance contracts	2,186,671	1,996,715
Short-term insurance contracts
- Claims and claim adjustment expenses	14,665	13,674
- Unearned premiums	11,062	11,762

Total, net	2,212,398	2,022,151

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

14	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2018	2017
	RMB million	RMB million
Notified claims	2,672	2,085
Incurred but not reported	11,106	9,453

Total as at 1 January - Gross	13,778	11,538

Cash paid for claims settled
- Cash paid for current year claims	(27,165)	(21,404)
- Cash paid for prior year claims	(12,876)	(10,460)
Claims incurred
- Claims arising in current year	40,601	33,926
- Claims arising in prior years	467	178

Total as at 31 December - Gross	14,805	13,778

Notified claims	2,536	2,672
Incurred but not reported	12,269	11,106

Total as at 31 December - Gross	14,805	13,778

The table below presents movements in unearned premium reserves:

	2018				2017
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	12,289	(527)	11,762	10,492	(125)	10,367
Increase	11,432	(370)	11,062	12,289	(527)	11,762
Release	(12,289)	527	(11,762)	(10,492)	125	(10,367)

As at 31 December	11,432	(370)	11,062	12,289	(527)	11,762

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

14	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2018 RMB million	2017 RMB million
As at 1 January	1,999,066	1,825,956
Premiums	480,496	464,898
Release of liabilities (i)	(385,761)	(379,262)
Accretion of interest	99,618	78,232
Change in assumptions
- Change in discount rates	(6,020)	6,599
- Change in other assumptions (ii)	2,946	2,424
Other movements	(551)	219

As at 31 December	2,189,794	1,999,066

(i)

The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2018, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB3,877 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates decreased insurance contract liabilities by RMB931 million.

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

15	INVESTMENT CONTRACTS

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Investment contracts with DPF at amortised cost	59,129	57,153
Investment contracts without DPF
- At amortised cost	196,296	175,335
- At fair value through profit or loss	9	12

Total	255,434	232,500

The table below presents movements of investment contracts with DPF:

	2018 RMB million	2017 RMB million
As at 1 January	57,153	53,688
Deposits received	4,096	4,829
Deposits withdrawn, payments on death and other benefits	(3,318)	(2,510)
Policy fees deducted from account balances	(38)	(37)
Interest credited	1,236	1,183

As at 31 December	59,129	57,153

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Guaranteed loans	17 June 2019	3.54%		2,385	2,413
Guaranteed loans	27 September 2019	2.30%		6,657	6,338
Guaranteed loans	30 September 2019	2.40%		6,451	6,142
Guaranteed loans	11 January 2018	1.495%		—	780
Guaranteed loans	11 January 2019	1.50%		993	—
Credit loans	6 December 2020	EURIBOR + 3.80%	(i)	3,139	3,121
Credit loans	18 January 2021	2.50%		525	—
Total				20,150	18,794

(i)	3.80% when EURIBOR is negative.

17	DERIVATIVE FINANCIAL LIABILITIES

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Forward contract	1,877	—

Note:

The derivative financial liability of the Company is a forward contract to purchase equity securities. Its fair value is based on active quoted price of the equity security with consideration of liquidity discount, which is classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Interbank market	125,788	75,002
Stock exchange market	66,353	12,307

Total	192,141	87,309

Maturing:
Within 30 days	192,141	87,309

Total	192,141	87,309

As at 31 December 2018, bonds with a carrying value of RMB139,784 million (as at 31 December 2017: RMB79,543 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2018, the carrying value of securities deposited in the collateral pool was RMB174,323 million (as at 31 December 2017: RMB139,727 million). The collateral is restricted from trading during the period of the repurchase transaction.

19	OTHER LIABILITIES

	As at 31 December 2018 RMB million	As at 31 December 2017 RMB million
Interest payable to policyholders	11,739	9,614
Salary and welfare payable	11,199	10,129
Payable to the third-party holders of consolidated structured entities	9,407	6,252
Brokerage and commission payable	5,268	5,659
Payable to constructors	3,479	2,668
Agent deposits	1,793	1,906
Tax payable	666	689
Stock appreciation rights (Note 30)	490	833
Interest payable of debt instruments	252	127
Others	14,133	9,553

Total	58,426	47,430

Current	58,426	47,430
Non-current	—	—

Total	58,426	47,430

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

21	INVESTMENT INCOME

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	34,657	30,669	24,854
- available-for-sale securities	22,991	19,608	17,499
- at fair value through profit or loss	3,869	3,618	5,683
Equity securities
- available-for-sale securities	16,492	27,019	19,744
- at fair value through profit or loss	1,284	920	527
Bank deposits	22,699	23,827	27,851
Loans	22,894	16,320	12,018
Securities purchased under agreements to resell	281	746	971

Total	125,167	122,727	109,147

For the year ended 31 December 2018, the interest income included in investment income was RMB107,391 million (2017: RMB94,788 million, 2016: RMB88,876 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Debt securities
Realised gains	399	(9)	189
Impairment	(42)	(114)	(143)

Subtotal	357	(123)	46

Equity securities
Realised gains	(11,785)	2,808	8,505
Impairment	(8,163)	(2,643)	(2,513)

Subtotal	(19,948)	165	5,992

Total	(19,591)	42	6,038

Net realised gains on financial assets are from available-for-sale securities and held-to-maturity securities.

During the year ended 31 December 2018, the Group recognised an impairment charge of RMB4,542 million (2017: RMB619 million, 2016: RMB1,615 million) of available-for-sale funds, an impairment charge of RMB3,621 million (2017: RMB2,024 million, 2016: RMB898 million) of available-for-sale common stocks, no impairment of available-for-sale debt securities (2017: RMB114 million, 2016: RMB143 million) and an impairment charge of RMB42 million (2017: nil, 2016: nil) of held-to-maturity securities, for which the Group determined that objective evidence of impairment existed.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

23	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Debt securities	2,006	(1,542)	(918)
Equity securities	(18,938)	8,179	(6,319)
Stock appreciation rights	343	(179)	191
Financial liabilities at fair value through profit or loss	188	(275)	(48)
Derivative financial liabilities	(1,877)	—	—
Total	(18,278)	6,183	(7,094)

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

26	FINANCE COSTS

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Interest expenses for securities sold under agreements to repurchase	3,565	3,144	1,460
Interest expenses for interest-bearing loans and borrowings	551	424	181
Interest expenses for bonds payable	—	1,033	3,126

Total	4,116	4,601	4,767

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Employee salaries and welfare costs	19,268	18,741	15,955
Housing benefits	1,061	933	838
Contribution to the defined contribution pension plan	2,531	2,357	1,798
Depreciation and amortisation	2,638	2,240	2,083
Foreign exchange losses/(gains)	194	(52)	(582)

Remuneration in respect of audit services provided by auditors	59	59	58

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Current taxation - Enterprise income tax	6,397	9,457	5,200
Deferred taxation	(4,412)	(538)	(943)

Total tax charges	1,985	8,919	4,257

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2017: 25%, 2016: 25%) is as follows:

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Profit before income tax	13,921	41,671	23,842
Tax computed at the statutory tax rate	3,480	10,418	5,961
Non-taxable income (i)	(7,095)	(7,847)	(6,080)
Expenses not deductible for tax purposes (i)	5,319	6,105	4,259
Unused tax losses	25	6	58
Tax losses utilised from previous periods	(86)	(15)	(49)
Others	342	252	108

Income tax at the effective tax rate	1,985	8,919	4,257

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

28	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2017: 25%, 2016: 25%) is as follows (continued):

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)

As at 31 December 2018 and 2017, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	1,072	(1,279)	745	538
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	3,759	—	3,759
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(1,401)	—	—	(1,401)
- Others	—	1	—	1

As at 31 December 2017	(6,737)	(494)	2,360	(4,871)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	1,673	—	1,673
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
- Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB365 million as at 31 December 2018 (as at 31 December 2017: RMB607 million). Unrecognised deductible temporary differences of the Group amounted to RMB378 million as at 31 December 2018 (as at 31 December 2017: RMB243 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

28	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	3,947	1,980
- deferred tax assets to be recovered within 12 months	6,213	4,493

Subtotal	10,160	6,473

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(7,490)	(9,131)
- deferred tax liabilities to be settled within 12 months	(1,413)	(2,213)

Subtotal	(8,903)	(11,344)

Net deferred tax liabilities	1,257	(4,871)

29	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2018 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2017: same).

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

All the stock appreciation rights awarded were fully vested as at 31 December 2018. As at 31 December 2018, there were 55.01 million units outstanding and exercisable (as at 31 December 2017: same). As at 31 December 2018, the amount of intrinsic value for the vested stock appreciation rights was RMB477 million (as at 31 December 2017: RMB820 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 20% to 25%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 1.01% to 1.84%.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

30	STOCK APPRECIATION RIGHTS (CONTINUED)

The Company recognised a gain of RMB343 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2018 (2017: fair value losses of RMB179 million, 2016: fair value gains of RMB191 million). RMB477 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2018 (as at 31 December 2017: RMB820 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2018 (as at 31 December 2017: nil).

31	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 6 June 2018, a final dividend of RMB0.40 (inclusive of tax) per ordinary share totalling RMB11,306 million in respect of the year ended 31 December 2017 was declared and paid in 2018. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2018.

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

A distribution of RMB384 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2018 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

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

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling approximately RMB4,522 million for the year ended 31 December 2018 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2018.

32	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

According to IFRS 4 Amendments, the Company made the assessment based on the Group’s financial position of 31 December 2015, concluding that the carrying amount of the Group’s liabilities arising from contracts within the scope of IFRS 4, which includes any deposit components or embedded derivatives unbundled from insurance contracts, was significant compared to the total carrying amount of all its liabilities. And the percentage of the total carrying amount of its liabilities connected with insurance relative to the total carrying amount of all its liabilities is greater than 90 percent. There had been no significant change in the activities of the Group since then that requires reassessment. Therefore, the Group’s activities are predominantly connected with insurance, meeting the criteria to apply temporary exemption from IFRS 9.

Sino-Ocean and China Unicom, associates of the Group, have both applied IFRS 9 from 1 January 2018. According to IFRS 4 Amendments, the Group elects not to apply uniform accounting policies when using the equity method for these two associates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

32	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (CONTINUED)

(a)	The table below presents the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2018 and fair value changes for the year ended 31 December 2018:

	Fair value as at 31 December 2018 RMB million	Fair value changes for the year ended 31 December 2018 RMB million
Held for trading financial assets	138,717	(16,932)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,502,203	95,480
- Financial assets with contractual terms that do not give rise on SPPI	528,377	(40,447)

Total	2,169,297	38,101

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

(b)	The table below presents the credit risk exposure(ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

As at 31 December 2018 Carrying amount(iii)
RMB Million
Domestic
Rating not required(iv)	653,328
AAA	787,908
AA+	13,026
AA	1,152
AA-	70

Subtotal	1,455,484

Overseas
A	1,755
A-	493
BBB+	118
BBB-	14
Not rated	24

Subtotal	2,404

Total	1,457,888

The table below presents the financial assets that are not considered to have low credit risk on the reporting date:

	As at 31 December 2018
	Carrying amount(iii) RMB Million	Fair value RMB Million
Domestic	14,248	14,539
Overseas	24	12

Total	14,272	14,551

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

32	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (CONTINUED)

(ii) Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii) For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.

(iv) It mainly includes government bonds and policy financial bonds.

33	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Wang Bin

(b)	Subsidiaries

Refer to Note 33(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2017 million	Increase million	Decrease million	As at 31 December 2018 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—	RMB1,991
CL AMP(i)	RMB588	RMB700	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,730	—	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	—	RMB1,131	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

(i)

In July 2018, AMC completed a RMB595 million capital contribution to CL AMP, while other shareholders increased RMB105 million. The total capital contribution was RMB700 million. As at 8 August 2018, CL AMP completed the business registration modification procedure for the registered capital with the amount increased from RMB588 million to RMB1,288 million. The capital increase was in the same proportion, and the percentage of holding remained unchanged.

(ii)	For those subsidiaries which were not set up or invested in Mainland China or incorporated as partnership, the legal definition of registered capital is not applicable for them.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year

	As at 31 December 2017				As at 31 December 2018
Shareholder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2017				As at 31 December 2018
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,586	100.00% directly	—	—	RMB1,586	100.00% directly
CL AMP	RMB500	85.03% indirectly	RMB595	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—	—	100.00% directly
Golden Bamboo Limited	RMB1,734	100.00% directly	RMB259	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,632	100.00% directly	RMB244	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,176	100.00% directly	RMB259	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD896	100.00% indirectly	USD229	—	USD 1,125	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	—	RMB1,730	100.00% directly
Franklin Shenzhen Company	USD0.6	100.00% indirectly	USD1.4	—	USD2	100.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

	As at 31 December 2017				As at 31 December 2018
Subsidiaries (continued)	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng	RMB3,250	99.997% directly	—	—	RMB3,250	99.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD447	100.00% indirectly	USD5	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Wan Sheng”)	RMB3,900	99.998% directly	RMB100	—	RMB4,000	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building (i)	—	—	RMB484	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”) (ii)	—	—	RMB533	—	RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”) (ii)	—	—	RMB533	—	RMB533	99.98% directly
Shengyi Jingsheng	—	—	RMB1,063	—	RMB1,063	100.00% indirectly

(i)	The Group acquired 100% equity of Hope Building in 2018, and the sole purpose for the investment in Hope Building was to hold a property.
(ii)	Yuanxiang Tianfu, Yuanxiang Tianyi and Shengyi Jingsheng are new subsidiaries set up by the Group in 2018.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2018	2017	2016
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i) (ix)	629	740	869
Asset management fee received from CLIC	(ii.a)	100	107	124
Payment of dividends from the Company to CLIC		7,729	4,638	8,116
Distribution of profits from AMC to CLIC		128	125	143
Asset management fee received from CL Overseas	(ii.b)	63	119	74
Asset management fee received from CLP&C	(ii.c)	14	14	36
Payment of insurance premium to CLP&C		47	44	49
Claim and other payments received from CLP&C		14	16	18
Agency fee received from CLP&C	(iii) (ix)	2,959	3,030	2,337
Rental and a service fee received from CLP&C		50	59	43
Cash dividend from CLP&C (Note 8)		66	69	135
Payment of rental, project fee and other expenses to CLRE		45	50	44
Property leasing expenses charged by CLI	(iv)	83	78	81
Payment of an asset management fee to CLI	(ii.d) (ix)	529	396	298
Property leasing income received from CLI		37	37	38
Payment of a business management service fee to CL Ecommerce	(vi)	53	64	56
Transactions between CGB and the Group
Interest on deposits received from CGB		1,425	1,382	685
Commission expenses charged by CGB	(v)	112	92	42
Capital contribution to CGB		13,012	—	—
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 8)		558	553	248
Interest payment of corporate bonds received from Sino-Ocean		27	27	38
Project management fee paid to Sino-Ocean		2	55	60
Transactions between EAP and the Group
Contribution to EAP		593	700	337
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 8)		2,279	1,240	437
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e) (ix)	1,326	1,154	1,081
Distribution of profits from AMC		193	187	215
Transactions between Pension Company and the Company
Rental received from Pension Company		45	43	34
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vii)	43	42	31
Marketing fee income for promotion of annuity business from Pension Company		13	10	14
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	18	14	14
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		—	260	526
Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		—	601	—
Rental fee charged by Rui Chong Company		47	—	—
Transactions between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		1,424	203	134
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		8,247	3,944	443
Distribution of profits from the Company’s other subsidiaries to the Company		426	70	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)

On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement was effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)

In 2018, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2018 to 31 December 2022. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yields and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, which was retrospectively effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis and linked to investment performance.

(ii.d)

On 30 June 2017, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which was retrospectively effective from 1 January 2017 to 31 December 2018. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results to CLI’s performance. The adjustment amount (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

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

(ii.f)

On 18 September 2016, the Company and AMC HK renewed the offshore investment management service agreement, which was effective from 19 September 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. On 25 December 2017, the Company and AMC HK signed a supplementary agreement, changing the fixed rate of the portfolio asset value for assets managed on a discretionary basis to 0.375% and the variable rates of it to 0.047% and 0.094%, respectively, according to different compliance conditions. Fixed rates for assets managed on a non-discretionary basis are revised to 0.047% and 0.075%, respectively, by various asset classes. The supplementary agreement is effective from 1 January 2018 to 31 December 2018. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The investment management fee was accrued quarterly and paid within 10 working days of the next quarter. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is valid for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective from the signing date to 16 August 2020.

On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the withdrawn policy premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is valid for two years from 1 January 2016, with an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(vi)

On 1 January 2018, the Company and CL Ecommerce renewed an agreement for managing the regional telemarketing centre, which was effective from 1 January 2018 and would expire on 31 December 2018. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance.

(vii)

On 28 November 2016, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expired on 31 December 2017. The agreement was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 1 January 2018, the agreement was automatically renewed for one year. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated statement of comprehensive income of the Group.

(viii)

On 7 May 2018, the Company, CLIC and CLP&C signed an agreement of capital increase. The Company and CLIC agreed the transfer of CLP&C’s retained earnings to capital, increasing the registered capital of CLP&C from RMB15 billion to RMB18.8 billion. The number of CLP&C’s shares held by the Company increased by 1.52 billion accordingly. After the capital increase, the Company continues to hold 40% of CLP&C’s equity.

(ix)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest-bearing, unsecured and have no fixed repayment dates except for deposits with CGB, interbank certificates of deposits of CGB, wealth management product of CGB and corporate bonds issued by Sino-Ocean.

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	350	420
Amount due from CL Overseas	68	122
Amount due from CLP&C	284	428
Amount due to CLP&C	(9)	(6)
Amount due from CLI	15	9
Amount due to CLI	(362)	(265)
Amount due from CLRE	2	2
Amount deposited with CGB	61,880	33,385
Interbank certificates of deposits of CGB	—	199
Wealth management products of CGB	115	330
Amount due from CGB	1,557	1,041
Amount due to CGB	(63)	(31)
Corporate bonds of Sino-Ocean	593	592
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	6	6
Amount due to CL Ecommerce	(67)	(78)
The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	25	57
Amount due to Pension Company	(28)	(19)
Amount due to AMC	(218)	(207)
Amount due to AMC HK	(10)	(4)

(i)	Key management personnel compensation

	For the year ended 31 December
	2018	2017	2016
	RMB million	RMB million	RMB million
Salaries and other benefits	20	28	28

The total compensation package for the Company’s key management personnel for the year ended 31 December 2018 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2017 has been approved by the relevant authorities. The total compensation of 2017 was RMB28 million, including a deferred payment about RMB6 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

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

As at 31 December 2018, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2018, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

34	SHARE CAPITAL

	As at 31 December 2018		As at 31 December 2017
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2018, the Company’s share capital was as follows:

		As at 31 December 2018
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

35	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2017	Increase	Decrease	As at 31 December 2018
	RMB million	RMB million	RMB million	RMB million
Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00%, if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Equity attributable to equity holders of the Company	318,371	320,933
Equity attributable to ordinary equity holders of the Company	310,580	313,142
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,919	4,377
Equity attributable to ordinary equity holders of non-controlling interests	4,919	4,377

Refer to Note 31 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2018. As at 31 December 2018, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

36	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available-for- sale securities	Share of other comprehensive income of investees under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)
As at 1 January 2016	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381
Other comprehensive income for the year	—	—	(24,863)	(918)	—	—	—	7	(25,774)
Appropriation to reserves	—	—	—	—	1,927	3,438	2,002	—	7,367
Others	—	33	—	—	—	—	—	—	33

As at 31 December 2016	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007

As at 1 January 2017	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007
Other comprehensive income for the year	—	—	(7,086)	21	—	—	—	(847)	(7,912)
Appropriation to reserves	—	—	—	—	3,218	1,927	3,300	—	8,445
Others	—	135	—	—	—	—	—	—	135

As at 31 December 2017	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675

As at 1 January 2018	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	145,675
Other comprehensive income for the year	—	—	(3,426)	770	—	—	—	586	(2,070)
Appropriation to reserves	—	—	—	—	1,275	3,218	1,392	—	5,885
Others	—	(197)	—	—	—	—	—	—	(197)

As at 31 December 2018	53,860	1,084	(5,412)	53	34,659	33,370	31,933	(254)	149,293

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB1,275 million for the year ended 31 December 2018 (2017: RMB3,218 million, 2016: RMB1,927 million).

(b)

Approved at the Annual General Meeting in June 2018, the Company appropriated RMB3,218 million to the discretionary reserve fund for the year ended 31 December 2017 based on net profit under CAS (2017: RMB1,927 million, 2016: RMB3,438 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2018, the Company appropriated 10% of net profit under CAS which amounted to RMB1,275 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2017: RMB3,218 million, 2016: RMB1,927 million). In addition, pursuant to the CAS, the Group appropriated RMB117 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2017: RMB82 million, 2016: RMB75 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings	Bonds payable	Securities sold under agreements to repurchase	Other liability- payable to the third-party holders of consolidated structured entities	Other liability- interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2017	16,170	37,998	81,088	5,488	813	141,557
Changes from financing cash flows	3,121	(38,000)	6,228	764	(5,671)	(33,558)
Foreign exchange movement	(497)	—	—	—	—	(497)
Changes arising from losing control of consolidated structured entities	—	—	(7)	—	—	(7)
Interest expense	—	2	—	—	4,985	4,987

At 31 December 2017	18,794	—	87,309	6,252	127	112,482

At 1 January 2018	18,794	—	87,309	6,252	127	112,482
Changes from financing cash flows	727	—	104,832	3,155	(3,990)	104,724
Foreign exchange movement	629	—	—	—	—	629
Interest expense	—	—	—	—	4,115	4,115

At 31 December 2018	20,150	—	192,141	9,407	252	221,950

38	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Pending lawsuits	488	493

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2018 and 2017, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

39	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Contracted, but not provided for
Investments	81,217	86,582
Property, plant and equipment	4,930	5,202

Total	86,147	91,784

(b)	Operating lease commitments - as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Not later than one year	1,049	784
Later than one year but not later than five years	1,373	1,101
Later than five years	52	44

Total	2,474	1,929

The operating lease payments charged to profit before income tax for the year ended 31 December 2018 were RMB1,444 million (2017: RMB1,204 million).

(c)	Operating lease commitments - as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2018	As at 31 December 2017
	RMB million	RMB million
Not later than one year	530	254
Later than one year but not later than five years	1,306	411
Later than five years	300	76

Total	2,136	741

40	EVENTS AFTER THE REPORTING PERIOD

On 20 March 2019, the Company issued bonds for capital replenishment (the “Bond”) in the national inter-bank bond market in a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The Bond has 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year.