Form 20-F
period 2019-12-31
CHINA LIFE INSURANCE CO LTD
filed 2020-04-29
CIK 1268896

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Yinghui Li

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363 1191

Fax: (86-10) 6657 5112

Email: liyh@e-chinalife.com

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares	LFC	New York Stock Exchange
H shares, par value RMB 1.00 per share		New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing 5 H shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB 1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒  Yes    ☐  No

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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2017, the China Insurance Yearbook 2018, the China Insurance Yearbook 2019 and other public sources. The information has not been verified by us independently. Unless otherwise indicated, market share information set forth in this annual report is based on premium information as reported by the CBIRC. The reported information includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$ 1.00 to RMB 6.9618, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2019. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2019 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	363,971	430,498	511,966	535,826	567,086	81,457
Less: premiums ceded to reinsurers	(978)	(1,758)	(3,661)	(4,503)	(5,238)	(752)

Net written premiums	362,993	428,740	508,305	531,323	561,848	80,705
Net change in unearned premium reserves	(692)	(2,510)	(1,395)	700	(1,570)	(226)

Net premiums earned	362,301	426,230	506,910	532,023	560,278	80,479

Investment income	97,582	109,147	122,727	125,167	139,919	20,098
Net realized gains on financial assets	32,297	6,038	42	(19,591)	1,831	263
Net fair value gains through profit or loss	10,209	(7,094)	6,183	(18,278)	19,251	2,765
Other income	5,060	6,460	7,493	8,098	8,195	1,177

Total revenues	507,449	540,781	643,355	627,419	729,474	104,782

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(221,701)	(253,157)	(259,708)	(248,736)	(127,877)	(18,368)
Accident and health claims and claim adjustment expenses	(21,009)	(27,269)	(33,818)	(40,552)	(50,783)	(7,295)
Increase in insurance contract liabilities	(109,509)	(126,619)	(172,517)	(189,931)	(330,807)	(47,517)
Investment contract benefits	(2,264)	(5,316)	(8,076)	(9,332)	(9,157)	(1,315)
Policyholder dividends resulting from participation in profits	(33,491)	(15,883)	(21,871)	(19,646)	(22,375)	(3,214)
Underwriting and policy acquisition costs	(35,569)	(52,022)	(64,789)	(62,705)	(81,396)	(11,692)
Finance costs	(4,320)	(4,767)	(4,601)	(4,116)	(4,255)	(611)
Administrative expenses	(27,458)	(31,854)	(35,953)	(37,486)	(40,275)	(5,785)
Other expenses	(7,428)	(4,859)	(6,426)	(7,642)	(9,602)	(1,380)
Statutory insurance fund contribution	(743)	(1,048)	(1,068)	(1,097)	(1,163)	(167)

Total benefits, claims and expenses	(463,492)	(522,794)	(608,827)	(621,243)	(677,690)	(97,344)

Net gains on investments of associates and joint ventures	1,974	5,855	7,143	7,745	8,011	1,151
Including: share of profit of associates and joint ventures	2,984	5,855	7,143	7,745	9,159	1,316
Profit before income tax	45,931	23,842	41,671	13,921	59,795	8,589
Income tax	(10,744)	(4,257)	(8,919)	(1,985)	(781)	(112)

Net profit	35,187	19,585	32,752	11,936	59,014	8,477

Attributable to:
- Equity holders of the Company	34,699	19,127	32,253	11,395	58,287	8,372
- Non-controlling interests	488	458	499	541	727	105
Basic and diluted earnings per share(1)	1.22	0.66	1.13	0.39	2.05	0.29

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	For the year ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except for per share data)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	54,080	(44,509)	(15,003)	(24,591)	69,600	9,997
Amount transferred to net profit from other comprehensive income	(32,297)	(6,038)	(42)	19,549	(4,635)	(666)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(12,767)	17,372	5,605	(32)	(19,521)	(2,804)
Share of other comprehensive income of associates and joint ventures under the equity method	353	(864)	20	735	599	86
Exchange differences on translating foreign operations	10	21	(865)	598	237	35
Income tax relating to components of other comprehensive income	(2,242)	8,242	2,359	1,716	(11,292)	(1,622)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	7,137	(25,776)	(7,926)	(2,025)	34,988	5,026

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Share of other comprehensive income of associates and joint ventures under the equity method	—	—	—	—	(76)	(11)
Other comprehensive income for the year, net of tax	7,137	(25,776)	(7,926)	(2,025)	34,912	5,015

Total comprehensive income for the year, net of tax	42,324	(6,191)	24,826	9,911	93,926	13,492

Attributable to:
- Equity holders of the Company	41,775	(6,647)	24,341	9,325	93,134	13,378
- Non-controlling interests	549	456	485	586	792	114

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	26,974	30,389	42,707	47,281	51,758	7,435
Right-of-use assets	—	—	—	—	3,520	506
Investment properties	1,237	1,191	3,064	9,747	12,141	1,744
Investments in associates and joint ventures	47,175	119,766	161,472	201,661	222,983	32,030
Held-to-maturity securities	504,075	594,730	717,037	806,717	928,751	133,407
Loans	207,267	226,573	383,504	450,251	608,920	87,466
Term deposits	562,622	538,325	449,400	559,341	535,260	76,885
Statutory deposits - restricted	6,333	6,333	6,333	6,333	6,333	910
Available-for-sale securities	770,516	766,423	810,734	870,533	1,058,957	152,110
Securities at fair value through profit or loss	137,990	209,124	136,809	138,717	141,608	20,341
Derivative financial assets	—	—	—	—	428	61
Securities purchased under agreements to resell	21,503	43,538	36,185	9,905	4,467	642
Accrued investment income	49,552	55,945	50,641	48,402	41,703	5,990
Premiums receivable	11,913	13,421	14,121	15,648	17,281	2,482
Reinsurance assets	1,420	2,134	3,046	4,364	5,161	741
Other assets	23,642	22,013	33,952	33,437	34,029	4,887
Deferred tax assets	—	—	—	1,257	128	18
Cash and cash equivalents	76,096	67,046	48,586	50,809	53,306	7,657

Total assets	2,448,315	2,696,951	2,897,591	3,254,403	3,726,734	535,312

Liabilities and equity

Liabilities

Insurance contracts	1,715,985	1,847,986	2,025,133	2,216,031	2,552,736	366,678
Investment contracts	84,106	195,706	232,500	255,434	267,804	38,468
Policyholder dividends payable	107,774	87,725	83,910	85,071	112,593	16,173
Interest-bearing loans and borrowings	2,643	16,170	18,794	20,150	20,045	2,879
Lease liabilities	—	—	—	—	3,091	444
Bonds payable	67,994	37,998	—	—	34,990	5,026
Financial liabilities at fair value through profit or loss	856	2,031	2,529	2,680	3,859	554
Derivative financial liabilities	—	—	—	1,877	—	—
Securities sold under agreements to repurchase	31,354	81,088	87,309	192,141	118,088	16,962
Annuity and other insurance balances payable	30,092	39,038	44,820	49,465	51,019	7,328
Premiums received in advance	32,266	35,252	18,505	46,650	60,898	8,747
Other liabilities	26,514	36,836	47,430	58,426	81,114	11,653
Deferred tax liabilities	16,953	7,768	4,871	—	10,330	1,484
Current income tax liabilities	5,347	1,214	6,198	2,630	223	32
Statutory insurance fund	217	491	282	558	602	86

Total liabilities	2,122,101	2,389,303	2,572,281	2,931,113	3,317,392	476,514

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,060
Other equity instruments	7,791	7,791	7,791	7,791	7,791	1,119
Reserves	163,381	145,007	145,675	149,293	197,221	28,329
Retained earnings	123,055	122,558	139,202	133,022	170,487	24,489

Attributable to equity holders of the Company	322,492	303,621	320,933	318,371	403,764	57,997

Non-controlling interests	3,722	4,027	4,377	4,919	5,578	801

Total equity	326,214	307,648	325,310	323,290	409,342	58,798

Total liabilities and equity	2,448,315	2,696,951	2,897,591	3,254,403	3,726,734	535,312

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB 6.9618 to US$ 1.00, the noon buying rate on December 31, 2019 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system that allows the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced a “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing rate, changes in a basket of currencies and the counter-cyclical factor. See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results”. In 2019, the Renminbi depreciated by approximately 1.65% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we have continued to make our investments mainly in China and, as of December 31, 2019, approximately 97.99% of our total investment assets were in China. In particular, as of December 31, 2019, approximately 42.65% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and other debt securities as permitted by relevant government agencies; approximately 14.98% of our total investment assets consisted of term deposits with Chinese banks, of which 43.61% were placed with the five largest Chinese state-owned commercial banks; and approximately 17.04% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2019, we had RMB 605,568 million (US$ 86,984 million) invested in equity securities, among which RMB 192,063 million (US$ 27,588 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 42.65% of our investment assets as of December 31, 2019 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Defaults on our investments in loans may materially and adversely affect our profitability.

Approximately 17.04% of our investment assets as of December 31, 2019 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CBIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, in 2014, we made our first overseas real estate investment, first overseas private equity fund investment and first domestic preferred shares investment. In 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. In 2019, we made our first investment in bonds issued by banks for capital replenishment. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC. Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB 67 million (US$ 10 million) in foreign exchange losses for the year ended December 31, 2019, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The outbreak of COVID-19 could have an adverse impact on our business.

The COVID-19 pandemic and the measures taken by governments around the world to contain its spread has negatively impacted the global economy, disrupted travel and business operations and created significant volatility and declines in the financial markets. Although, as of the date of this annual report, the travel and business restrictions imposed in China have largely been lifted, a further imposition of such restrictions, if the outbreak were to worsen, may interfere with our operations by, among other things, preventing face to face sales, which could have a material adverse impact on sales of our products. In addition, the value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock markets or if interest rates were to decline further as a result of government stimulus measures. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”. Furthermore, if a worsening of the COVID-19 outbreak were to result in increased claims for certain insurance products, it could reduce our earnings. Although the outbreak of COVID-19 has not had a material adverse impact on our business as of the date of this annual report, we cannot guarantee that this will continue to be the case if the outbreak were to worsen.

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

As of December 31, 2019, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.71%, while our investment yields for the years ended December 31, 2019, 2018 and 2017 were 5.24%, 3.29% and 5.16%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. If the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods and fires, as well as pandemics and epidemics, including the recent COVID-19 outbreak.

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

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC as well as other PRC governmental agencies, including tax and audit bureaus and the PBOC, from time to time make inquiries and conduct examinations or investigations concerning our compliance with PRC laws and regulations. These litigation, arbitration and administrative proceedings have in the past resulted in payments of insurance benefits, damage awards, settlements or administrative sanctions, including fines, which have not been material to us. We currently have control procedures in place to monitor our litigation, arbitration and regulatory exposure and take appropriate actions. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows. See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Regulatory Proceedings”.

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

United States Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, generally requires a foreign financial institution, or FFI, to enter into an FFI agreement under which it will agree to identify and provide the United States Internal Revenue Service, or the IRS, with information regarding accounts, including certain insurance policies, held by U.S. persons and U.S.-owned foreign entities, or be subject to a 30% withholding tax on “withholdable payments”, which include, among other items, payments of U.S.-source interest and dividends and gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. Proposed regulations promulgated on December 13, 2018, or the proposed FATCA regulations, eliminate withholding on payments of gross proceeds from the sale or other disposition of property that may produce U.S.-source interest or dividends. In addition, an FFI that has entered into an FFI agreement may be required to withhold on certain “foreign passthrough payments” that it makes to FFIs that have not entered into their own FFI agreements or to account holders who do not respond to requests to confirm their U.S. person status and/or do not agree to allow the FFI to report certain account related information to the IRS. Under the proposed FATCA regulations, withholding on foreign passthru payments will begin no earlier than the date that is two years after the date of publication in the Federal Register of final regulations that define the term “foreign passthru payment”. Consequently, the scope of any withholding on foreign passthru payments is uncertain at this time.

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

U.S. Holders will be subject to adverse tax consequences if we are considered to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes

If we are considered a PFIC for U.S. federal income tax purposes, a U.S. Holder will be subject to adverse tax consequences. A non-U.S. corporation will generally be a PFIC if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income”. The PFIC provisions, as modified by the Tax Cuts and Jobs Act, or the TCJA, specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a qualifying insurance corporation”. A non-U.S. corporation is a qualifying insurance corporation if it would be subject to tax as an insurance company if it were a domestic corporation and (i) loss and loss adjustment expenses and certain reserves, or “applicable insurance liabilities”, constitute more than 25% of the non-U.S. corporation’s gross assets for the relevant year or (ii) a U.S. Holder makes an election to apply an alternative facts and circumstances test that applies only in certain runoff-related or ratings-related circumstances involving the insurance business. We make various simplifying assumptions to estimate the asset composition and value of our subsidiaries in order to apply the PFIC tests to the income and assets of our 25% or greater owned subsidiaries.

The IRS released proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in July 2019. These regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that whether a company is engaged in the active conduct of an insurance business is a facts and circumstances test, but also introduce a “bright-line” test providing that the active conduct requirement is met only if the insurance company’s “active conduct percentage” is at least 50%. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (and the officers and employees of certain affiliates) by the company’s aggregate expenses for such insurance-related services (including those paid to unaffiliated persons). If these rules are finalized in proposed form, we cannot assure you that we would not be treated as a PFIC.

Although we believe that we were not classified as a PFIC in 2019, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

We may be adversely affected if additional remedial measures are imposed on the four China-based accounting firms which reached settlement with the SEC in the administrative proceedings brought by the SEC against them.

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017, 2018 and 2019 fiscal years, is one of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017, 2018 and 2019 fiscal years, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

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

According to statistical and market share information derived from China Insurance Yearbook, in 2018, the last year for which the market information for separate geographic markets is available, our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, Huaxia Life Insurance Company Limited, or Huaxia Life, and Taiping Life Insurance Company Limited, or Taiping Life. Ping An Life, China Pacific Life, Huaxia Life, Taiping Life and we together accounted for approximately 56% of the life insurance premiums in China in 2018, with our market share in China increasing from 19.7% in 2017 to 20.4% in 2018. Each of Ping An Life, China Pacific Life, Huaxia Life and Taiping Life has operated in the Chinese insurance market for more than ten years, and each has a recognized brand name. In 2018, Ping An Life had a greater market share than we did in Shanghai, Guangdong, Shenzhen, Beijing, Tianjin, Heilongjiang, Liaoning, Dalian, Ningbo, Qingdao, Hubei, Chongqing, Hainan and Xiamen, China Pacific Life had a greater market share than we did in Ningbo, and Huaxia Life had a greater market share than we did in Hainan.

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

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested life insurers have been permitted to sell individual and group life insurance, health insurance and annuity products nationwide in China since December 2004. According to statistical and market share information derived from China Insurance Yearbook, in 2018, foreign-invested insurers had a life insurance market share of approximately 8.1% . On November 10, 2017, China announced that it will substantially relax foreign ownership limits in life insurance companies. In 2018, China increased the limit on foreign ownership in Chinese life insurance companies to 51% and on December 6, 2019, CBIRC announced that starting from January 1, 2020, foreign investors will be allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

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

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. Our core solvency adequacy ratio under C-ROSS as of December 31, 2019 was 266.71%, and our comprehensive solvency adequacy ratio under C-ROSS as of December 31, 2019 was 276.53%. While our solvency ratio is currently above the regulatory requirements, if we grow rapidly in the future, or if the required solvency level is raised in the future, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of capital replenishment bonds, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business.

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

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims under the non-transferred policies. The approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the MOF had the authority to issue this approval regarding the special purpose fund, (2) the approval was valid and effective, and (3) it had no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that changes in law, facts or circumstances that may occur after such date will not affect the conclusions stated in such advice.

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

In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the transferred policies were legally and validly transferred to China Life and (2) following the restructuring, we would not have any continuing obligations to holders of the non-transferred policies who remain policyholders of CLIC and that there was no legal basis on which holders of the non-transferred policies can make a claim against China Life. We were advised by King & Wood that, although there was no specific law applicable to restructurings, these conclusions were supported by, among other things, the approval of the restructuring and various related matters by the State Council, the MOF and the CIRC; the support provided by the MOF with respect to the non-transferred policies as described above; and contract and other law. We cannot assure you that policyholders of CLIC, holders of transferred policies or other parties will not seek to challenge the transfer of the transferred policies or the separation of assets occurring as a consequence of the restructuring, or that a court would decide in a manner consistent with King & Wood’s conclusions. If the transfer of policies to us or the separation of assets were challenged successfully, our financial condition and results of operations would likely be materially and adversely affected.

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

The economy of China has been transitioning from one of high-speed growth to one that seeks high-quality development. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through controlling payment of foreign currency denominated obligations, setting and implementing financial and monetary policy and providing preferential treatment to particular industries.

According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 6.1% in 2019. The recent outbreak of COVID-19 and the global effort to contain it have negatively impacted the global economy and have slowed the Chinese economy as well. China’s Gross Domestic Product in the first quarter of 2020 shrank 6.8% year-on-year. In an effort to bolster the economy, the Chinese government may take certain measures, including adjustment of interest rates and market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

Due to jurisdictional limitations and various other factors, the U.S. Securities and Exchange Commission, the U.S. Department of Justice and other U.S. authorities may also be limited in their ability to pursue companies and individuals in China, in connection with any alleged violation of U.S. securities and other laws.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 10, 2020, the Renminbi appreciated by approximately 13.25% against the U.S. dollar. In 2019, the Renminbi depreciated by 1.65% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB 67 million (US$ 10 million) in foreign exchange losses for the year ended December 31, 2019, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

The MOF’s approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence as described above to meet any payment obligation arising out of the non-transferred policies, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred policies. In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the MOF had the authority to issue this approval regarding the special purpose fund, (2) the approval was valid and effective, and (3) it had no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that changes in law, facts or circumstances that may occur after such date will not affect the conclusions stated in such advice.

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

In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that following the restructuring we would not have any continuing obligations to holders of the non-transferred policies and that there was no legal basis on which holders of the non-transferred policies could make a claim against China Life. King & Wood based its conclusion on, among other things, the following factors: (1) after the restructuring, China Life was established as a separate legal entity and China Life’s assets and liabilities should be regarded as distinct and separate from those of CLIC; (2) there was no contractual relationship, direct or indirect, between the holders of the non-transferred policies and China Life; (3) the restructuring (including the transfer of the transferred policies to China Life) was approved by the CIRC and was conducted without infringing upon the rights of the holders of non-transferred policies; (4) the arrangements made under the restructuring agreement, in particular the MOF’s support as described above, were expected to enable CLIC to satisfy its obligations under the non-transferred policies; and (5) PRC regulatory authorities had no legal power to direct China Life to assume CLIC’s obligations under the non-transferred policies or to indemnify the holders of the non-transferred policies.

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

We incurred capital expenditures of RMB 10,562 million (US$ 1,517 million), RMB 14,755 million, and RMB 17,055 million in 2019, 2018 and 2017, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.

SEC’s Website and Our Website

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our official website address is www.e-chinalife.com. The information on our website is not a part of this annual report.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had nearly 303 million insurance policies in force as of December 31, 2019, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2019, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.71%. For the financial year ended December 31, 2019, our lapse rate was approximately 1.89%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 86.80% for 14 months after issuance and 85.90% for 26 months after issuance.

The information below is organized in accordance with our identified segments.

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 1,613,000 exclusive agents operating in approximately 16,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 65,500 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products totaled RMB 446,562 million (US$ 64,145 million) for the year ended December 31, 2019, RMB 437,540 million for the year ended December 31, 2018, and RMB 429,822 million for the year ended December 31, 2017, constituting 78.74%, 81.66% and 83.96% of our total gross written premiums for those periods. Gross written premiums generated by our life insurance and annuity products for 2019 increased by 2.06 % from 2018.

The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2017	2018	2019	2019	(2017-2019)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	429,822	437,540	446,562	64,145	1.93%
Liabilities of insurance contracts	1,914,597	2,081,822	2,385,407	342,642	11.62%
Liabilities of investment contracts	218,436	240,152	252,362	36,250	7.49%

Products

We offer a wide variety of life insurance and annuity products to individuals, providing a wide range of coverage for the whole length of a policyholder’s life. Our individual life insurance products consist of whole life and term life insurance and endowment insurance. We also offer group annuity products and term life insurance products to enterprises and institutions. We market these products as an important part of our group customers’ overall employee benefit plans. We believe we are the market leader in the development of group annuity products.

We offer both non-participating and participating products. There were approximately 249 million non-participating policies and 54.53 million participating policies as of December 31, 2019, among which approximately 151 million non-participating policies and 35.99 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2017	2018	2019	2019	(2017-2019)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	40,606	49,520	64,196	9,221	25.74%
Endowment	198,418	126,318	113,950	16,368	(24.22%)
Annuities	190,798	261,702	268,416	38,556	18.61%

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

Non-participating term life insurance products provide a guaranteed benefit upon the death of the insured within a specified time period in return for the periodic payment of fixed premiums. Specified coverage periods generally range from 5 to 30 years or expire at specified ages. Death benefits and premiums are typically set at a level amount over the coverage period. Term life insurance products are sometimes referred to as pure protection products, in that there are normally little or no savings or investment elements. Unlike endowment products, term life insurance policies expire without maturity benefits.

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

China Life Xin Fu Yi Sheng Participating Endowment and China Life Fu Lu Shuang Xi Participating Endowment generated the most income of our participating endowment products in 2019. China Life Xin Fu Yi Sheng Participating Endowment generated RMB 16,963 million (US$ 2,437 million) of net premiums in 2019, representing 3.81% of the net premiums of our life insurance business, and China Life Fu Lu Shuang Xi Participating Endowment generated RMB 15,129 million (US$ 2,173 million) of net premiums in 2019, representing 3.39% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB 15,182 million (US$ 2,181 million), or 14.56%, to RMB 89,076 million (US$ 12,795 million) in 2019 from RMB 104,258 million in 2018.

We offer endowment products only to individual customers.

Annuities

Annuities are used for both asset accumulation and asset distribution needs. Annuitants pay premiums into our accounts, and receive payments of benefits during the payoff period as specified in the contracts. We offer both non-participating and participating annuities. For non-participating annuity products, risks associated with the underlying investments are borne entirely by us. A significant portion of our non-participating annuity products imposes charges upon surrender.

Participating annuity products are annuities that provide a participation feature in the form of dividends in addition to the guaranteed annuity benefits. The dividends are determined by us in the same manner as our life insurance policies. Like non-participating annuities, a significant portion of our participating annuity products imposes charges upon surrender.

In our universal group annuities, interest accrued on an annuitant’s deposits is credited to each participating employee’s personal account, or to each participating employee’s personal account and employer’s group account.

Universal Insurance Products

Universal insurance products are insurance policies with flexible premium and sum insured as well as transparency on costs. For each universal insurance policy, we establish a separate account and determine the interest credit rate, mortality and expense charges specifically for the account. The benefits of universal insurance products are linked to the account value of each separate account.

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

Marketing and Distribution

Individual

We have historically sold most of our individual life insurance and annuity products to the mass market and will continue to actively serve this market. However, we believe our core individual customer base will evolve as China’s economy develops. We will seek to capitalize on the market opportunities in the growing affluent segment of China’s population by focusing our marketing efforts on large and medium-sized cities with an aim to attract more medium- and high-end customers, as we believe that the demand for life insurance and annuity products in these areas is greater. In addition, we have been implementing a customer segmentation sales approach which targets different customers with different products, with these products in many cases supplemented by our individual accident and health products.

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 1,613,000 exclusive agents in approximately 16,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in approximately 42,600 outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

Group

We target our group life insurance and annuity products to large institutional customers in China, including branches of foreign companies, which we believe have a greater awareness of and need for group life insurance and annuity products. We have long-term customer relationships with many of China’s largest companies and institutions. We provide large group customers with products having flexible fee and dividend structures, as well as convenient customer service. While continuing to focus on large institutional clients, we also target small- to medium-sized companies to supplement our growth.

We market our group life insurance and annuity products primarily through our direct sales representatives. We also market our group life insurance and annuity products through commercial banks, insurance agency companies and insurance brokerage companies. See “—Distribution Channels”.

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including medical insurance, care insurance, disease insurance and disability income insurance. Our health insurance gross written premiums totaled RMB 105,581 million (US$ 15,166 million) for the year ended December 31, 2019, RMB 83,614 million for the year ended December 31, 2018 and RMB 67,708 million for the year ended December 31, 2017, constituting 18.62%, 15.60% and 13.23% of our total gross written premiums for those periods. Gross written premiums generated by our health insurance products for 2019 increased by 26.27% from 2018.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2017	2018	2019	2019	(2017-2019)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	67,708	83,614	105,581	15,166	24.87%
Liabilities of insurance contracts	102,190	125,743	158,800	22,810	24.66%
Liabilities of investment contracts	14,064	15,282	15,442	2,218	4.78%

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

Defined health benefit plans

These plans provide a fixed payment based on the number of days of hospitalization resulting from diseases, injuries from accidents or surgical operations. Policyholders either pay premiums in a single payment or on a periodic basis.

Medical expense reimbursement plans

These plans provide for the reimbursement of a portion of the participant’s outpatient or hospitalization treatment fees and expenses. Policyholders pay premiums either in a single payment or on a periodic basis or, for certain group medical expense reimbursement plans, irregularly as determined by the policyholder.

We also provide medical agency services for the basic social medical insurance plans offered by local governments. The agency services include checking and reimbursement of medical expenses and medical service investigations. We do not collect premiums but only charge a specified amount of handling fees for these services. As of December 31, 2019, we had carried out more than 600 medical agency services projects in over 29 provinces and cities, providing services to more than 100 million people.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and which would otherwise be borne by the individuals. The Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance services from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas. As of December 31, 2019, we had undertaken over 230 supplementary major medical insurance programs, providing services to approximately 400 million people.

Care insurance plans

These plans provide individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.

We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. As of December 31, 2019, we had undertaken more than 40 long-term care insurance programs, providing services to over 13 million people.

Disease-specific plans

These plans provide a payment benefit for various diseases. Premium payments for disease-specific plans are paid either in a single payment or on a periodic basis.

Marketing and Distribution

We offer our health insurance products to both individuals and groups through the same distribution channels we use to market our life insurance products. We market our individual health insurance products through our exclusive agent sales force, and our group health insurance products primarily through our direct sales representatives. See “—Distribution Channels”.

We market our health insurance products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB 14,943 million (US$ 2,146 million) for the year ended December 31, 2019, RMB 14,672 million for the year ended December 31, 2018 and RMB 14,436 million for the year ended December 31, 2017, constituting 2.64%, 2.74% and 2.82% of our total gross written premiums for those periods. Gross written premiums generated by our accident insurance products for 2019 increased by 1.85% from 2018.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2017	2018	2019	2019	(2017-2019)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	14,436	14,672	14,943	2,146	1.74%
Liabilities of insurance contracts	8,346	8,466	8,529	1,225	1.09%

Products

We offer a broad array of accident insurance products to both individuals and groups.

Individual accident insurance

Individual accident insurance products provide a benefit in the event of death or disability of the insured as a result of an accident and, for certain products, a reimbursement of medical expenses to the insured in connection with an accident. Typically, a death benefit is paid if the insured dies as a result of the accident within 180 days of the accident, and a disability benefit is paid if the insured is disabled, with the benefit depending on the extent of the disability. Certain individual accident insurance products may also provide coverage if the insured receives medical treatment at a medical institution approved by us as a result of an accident. We offer a broad array of individual accident insurance products, such as insurance for students and infants against death and disability resulting from accidental injury and comprehensive coverage against accidental injury. We also offer products to individuals requiring special protection, such as accidental death and disability insurance for commercial air travel passengers and automobile passengers and drivers.

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

Product Development

In 2019, in line with our general development strategy, we developed and introduced 102 new products, including: 38 long-term insurance products consisting of 12 life insurance products, nine annuity products, one accident insurance product and 16 health insurance products; and 64 short-term insurance products consisting of 11 life insurance products, 26 accident insurance products and 27 health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•

for the individual insurance distribution channel, Xin Xiang Zhi Zun (celebration edition), Jin Xiu Qian Cheng, Xin Fu Lin Men and modified universal product Xin Zun Bao (Type A) for better meeting the demands of the customers; upgraded products of Kang Ning series, relaunch of the sale of Rui Xin series products and upgraded Bai Wan Ru Yi Xing product for promoting the development of protection-based products by enhancing the accidental injury protection function; universal endowment product Fu Lu Xiang Ban, which allows for refund of premiums paid upon policy maturity; upgraded China Life Luck series products; and participating endowment product Ru Yi Chuan Jia, which features both protection and savings;

•

for the bancassurance distribution channel, products including China Life Xin Ying Yi Sheng Whole Life Insurance, China Life Le An Xiang Ban Hospitalization Expense Reimbursement Supplementary Medical Insurance, China Life Xin Ji Bao Annuity Insurance, China Life Xin Yuan Bao Whole Life Insurance (universal) (Le Xin edition) and China Life Xin Fu Xiang Ying Pension Annuity Insurance;

•

for the group distribution channel, products including China Life Kang Hui Group Whole Life Critical Illness Insurance (exclusive edition), China Life Additional Hui Xiang Yi Sheng Disease-specific Insurance and China Life Sales Elite Group Pension Annuity Insurance (universal).

With respect to short-term insurance products, we developed products including, among others, Ru E Kang Yue Proton and Heavy Ion, China Life Additional Fu Pin Bao Group Medical Insurance with Defined Benefits for Illness Hospitalization, China Life Additional Fu Pin Bao Group Medical Insurance with Defined Benefits for Accidental Injury Hospitalization, Xi Yang Hong series, Xi Yang Bao series, “OBOR” series, China Life Group Disability Income Insurance for Professional Athletes, China Life Additional Xin Lv Zhou Expense Reimbursement Medical Insurance for Illness Hospitalization, China Life Additional Xin Lv Zhou Supplementary Medical Insurance for Illness Hospitalization, China Life Comprehensive Group Medical Insurance, Tong Tai Wu You series, China Life Da Ai Wu Jiang Disease-specific Group Insurance, China Life Fei An Bao Insurance for Specific Tumor Diseases, and China Life Additional Insurance for Overseas Treatment of Specific Diseases.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 1,613,000 exclusive agents operating in approximately 16,000 field offices for our individual products and approximately 65,500 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in approximately 42,600 outlets of commercial banks as of the end of 2019. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 1,613,000 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2017	2018	2019
Number of exclusive agents (approximately)	1,578,000	1,439,000	1,613,000
Number of field offices (approximately)	17,100	17,451	16,000

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents increased from 1,439,000 as of the end of 2018 to 1,613,000 as of the end of 2019. During 2019, we continued to improve both the quantity and quality of our agent force, which has become an important driver of our business growth. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents”. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 5,307 full-time trainers and 127,536 part time trainers. We set product management and customer service standards, and have developed sales risk warning and credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

•	improving the productivity of our exclusive agent force by strengthening professional operation and standardized management; and

•

improving the capabilities of our exclusive agent force for customer service and self and team management by providing effective sales support, including establishing a customer service platform and improving and expanding the China Life E-Home sales support system.

Group distribution channel

Our group distribution channel is comprised of our direct sales force and intermediaries.

Direct sales force

Our direct sales force, which consists of approximately 65,500 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. As of the end of 2019, the number of our direct sales representatives was 65,500, and, in particular, the number of direct sales representatives with high productivity reached 45,000. In 2019, we continued to improve the quality of the sales force by dismissing direct sales representatives with lower productivity, and further strengthened and improved our group distribution channel.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 42,600 outlets of commercial banks. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

During 2019, in response to regulatory requirements and our development strategy, we integrated our telephone sales channel with our exclusive agent force. We also continued to improve our Internet-based sales channel and increase the variety of products sold online. Our customers are able to purchase some of our life, health and accident insurance products through our Internet-based channel. We have continued to optimize online services and improve user experience, supporting our other distribution channels through our Internet-based distribution channel.

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	353,668	408,278	436,621	62,717
First-year business of long-term insurance	90,629	79,513	84,142	12,086
First-year regular	90,240	79,241	83,865	12,046
Single	389	272	277	40
Renewal business	253,586	316,930	336,676	48,361
Short-term insurance business	9,453	11,835	15,803	2,270
Group distribution channel	26,207	26,404	28,846	4,143
First-year business of long-term insurance	4,368	3,487	3,018	433
First-year regular	943	1,004	968	139
Single	3,425	2,483	2,050	294
Renewal business	999	1,649	1,995	287
Short-term insurance business	20,840	21,268	23,833	3,423
Bancassurance channel	113,505	76,841	70,060	10,063
First-year business of long-term insurance	80,731	31,881	23,851	3,426
First-year regular	20,954	23,239	23,820	3,422
Single	59,777	8,642	31	4
Renewal business	31,880	43,785	44,623	6,409
Short-term insurance business	894	1,175	1,586	228
Other distribution channels	18,586	24,303	31,559	4,534
First-year business of long-term insurance	1,064	937	763	110
First-year regular	984	935	763	110
Single	80	2	—	—
Renewal business	1,641	2,314	2,503	360
Short-term insurance business	15,881	21,052	28,293	4,064

Total	511,966	535,826	567,086	81,457

Competition

According to statistical and market share information derived from China Insurance Yearbook, in 2018, the last year for which the market information for each individual insurance company and separate business segments is available, our nearest competitors were Ping An Life, China Pacific Life, Huaxia Life and Taiping Life.

•

In the life insurance market, Ping An Life, China Pacific Life, Huaxia Life, Taiping Life, and we collectively represented approximately 54.8% of total life insurance premiums in 2018. We primarily compete based on the nationwide reach of our sales network, our large distribution force and the level of services we provide, as well as our strong brand name.

•

In the accident insurance market, Ping An Life, China Pacific Life, Huaxia Life, Taiping Life, and we collectively represented approximately 63.0% of total accident premiums in 2018. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An Life, China Pacific Life, Huaxia Life, Taiping Life, and we collectively represented approximately 56.2% of total health premiums in 2018. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2018, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	20.8%	22.3%	17.2%	20.4%
Ping An Life Insurance Company of China, Ltd. (1)	15.5%	27.0%	21.2%	17.0%
China Pacific Life Insurance Co., Ltd.	7.3%	9.2%	8.6%	7.7%
Huaxia Life Insurance Co., Ltd.	6.8%	1.2%	3.1%	6.0%
Taiping Life Insurance Co., Ltd	4.4%	3.4%	6.1%	4.7%
Others(2)	45.2%	37.0%	43.8%	44.1%

Total	100%	100%	100%	100%

(1)

For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.

(2)

Others include: PICC Life Insurance Co., Ltd., PICC Health Insurance Co., Ltd., Taiping Pension Co., Ltd., Minsheng Life Insurance Co., Ltd., CPIC Allianz Health Insurance Co., Ltd., Ping An Annuity Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Life Insurance Co., Ltd., Taikang Pension & Insurance Co., Ltd., New China Life Insurance Co., Ltd., Huatai Life Insurance Co., Ltd., Tianan Life Insurance Company Limited of China, Funde Sino Life Insurance Co., Ltd., Anbang Life Insurance Co., Ltd., Anbang Annuity Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., June Life Insurance Co., Ltd., Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Co., Ltd., China Post Life Insurance Co., Ltd., Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Co., Ltd., Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hongkang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Jixiang Life Insurance Company Limited, Bohai Life Insurance Corporation Limited, Guolian Insurance Co., Ltd., Shanghai Life Insurance Company Limited, Hengqin Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Hetai Life Insurance Co., Ltd., Huagui Life Insurance Co., Ltd., Trust Mutual Life Insurance Company, Aixin Life Insurance Co., Ltd., China Merchants Life Insurance Company Limited, China Three Gorges Life Insurance Co., Ltd., Beijing Life Insurance Co., Ltd., Guobao Life Insurance Co., Ltd., Ruihua Health Assurance Corporation, Haibao Life Insurance Co., Ltd., Guofu Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Company Limited, Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., Ltd., BoComm Life Insurance Co., Ltd., Citic-Prudential Life Insurance Co., Ltd., Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd., ING-BOB Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Co., Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA – CMB Life Insurance Co., Ltd., Greatwall Changsheng Life Insurance Co., Ltd., Heng An Standard Life Insurance Co., Ltd., Skandia-BSM Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Ltd., Cathay Lujiazui Life Insurance Co., Ltd., BOC Samsung Life Insurance Co., Ltd., Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Co., Ltd., Shin Kong – HNA Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2019

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. There were 85 licensed life insurers as of December 31, 2017 and 91 as of December 31, 2018. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that China’s commitment to accelerate the opening of its insurance sector to foreign investors, including the relaxation on market access requirements applicable to foreign-invested insurance companies and foreign ownership limits in its insurance sector, will further increase competition in China’s life insurance market. In 2018, China increased the limit on foreign ownership in Chinese life insurance companies to 51% and on December 6, 2019, CBIRC announced that starting from January 1, 2020, foreign investors will be allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

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

We deliver customer services primarily through customer service centers and customer contact centers operating in our branch offices and in field offices throughout China. We have upgraded our telephone call center to a multimedia coordination center that allows customers to access our various service channels, including our dedicated customer service line “95519”, official WeChat account, official website and China Life Insurance application. We take advantage of alternative customer services channels, such as online electronic notification, cell phone messages and online smart robots, complementing the customer services provided by our customer service centers and customer contact centers.

Customer service centers

We provide comprehensive insurance service to customers through approximately 2,600 customer service centers nationwide. Our customer service centers provide several types of policy-related services to our customers, including policy administration and claims settlement. We apply AI technology to our customer service and use technology products such as Smart Teller Machines, Intelligent Robot at Counter, China Life Electronic Counter, Intelligent Appointment and China Life Insurance App, to simplify service process and improve service efficiency. We have uniform service standards for customer service centers nationwide and require our customer service centers to provide these policy related services in accordance with the uniform standards to ensure the high quality of the services we provide. In 2019, we received the award of “Enterprise with Outstanding Contribution for Improving the Service Quality of China Insurance Industry” from the China Association for Quality Promotion for the tenth time. Many of our customer service centers won the title of “Customer Satisfaction AAA Unit”.

Customer contact centers

Our customer contact centers allow customers to make product and service inquiries, file suggestions and complaints, report claims and losses, make appointments and apply for conservations through telephone and Internet channels. Our customer contact centers also allow the customers to access online self-services through a smart voice navigation system, an interactive voice response system and intelligent online robots. They also provide follow-up review of policies, notifications and reminder services to customers. With our dedicated customer service line “95519”, our customers can reach us on a “24 hours/7 days” basis. We have also built an integrated financial service ecology. Through our dedicated customer line “95519”, in addition to access to our service, customers are also able to access other financial services provided by CLPCIC, China Life Pension, CGB, AMP and China Life Insurance Overseas.

We believe our customer contact centers have become popular with our customers because of the quality of services we provide and our continuous efforts in innovation. We received the awards of “China’s Best Customer Contact Center of Year 2018-2019” and “China’s Best Customer Contact Center for Operation and Management” from the Customer Relationship Management Committee of the China Federation of IT Promotion and Customer Contact Center Committee. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively. We will use new technology and new services to innovate and continue to promote the intelligent and digital transformation and upgrading of our customer contact centers. We seek to ensure that we have a sufficient number of lines and staff to service the increasing use of our customer contact centers.

We have established system-wide standards for our customer contact centers, which we monitor periodically through regular quality monitoring and customer satisfaction surveys on the contact centers.

Notification services

We send cellphone messages and online notifications to convey such information as renewal payment reminders, notice of successful premium payment and birthday greetings.

Internet-based services

Our customers can access our various service guides through our website (www.e-chinalife.com). We also use emails to send messages to our customers throughout China, conveying such information as renewal payment reminders.

Our Internet-based services are offered through our China Life Insurance App (formerly China Life E Bao) and official WeChat account. During 2019, the number of registered users of our online channels increased by 24.92% from 2018, and 99.56% of policy loans and 95.69% of the receipt of policies were handled online including through our China Life Insurance application and official WeChat account.

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

To meet the demand of different customer groups, we have launched four service programs, namely “Excellent Teenagers”, “Healthy Family”, “Financial Elite” and “Colorful Life”. In 2019, we continued to hold the “Little Painters of China Life” and “China Life 700 Running” activities and also organized a series of online and offline customer festival activities. In 2019, we carried out over 32,000 activities and served 40.28 million customers.

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

In June 2019, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2019, we had RMB 3,573,154 million (US$ 513,251 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CBIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2019, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, investments in associates and joint ventures, equity interests of non-listed enterprises and related financial products.

We direct and monitor our investment activities through the application of our strategic asset allocation plan, annual asset allocation plan, investment guidelines and a series of investment management systems, which include: (1) performance goals for the investment fund; (2) specified asset allocations and investment scope based on regulatory provisions, level of indebtedness and market forecasts; (3) specified investment duration and asset-liability matching requirements based on asset-liability matching strategies; (4) specified authorization levels required for approval of significant investment projects; and (5) specified risk management policies and prohibitions. These are subject to review and approval by the board of directors, and, in particular, the strategic asset allocation plan and annual asset allocation plan are subject to review and approval by the board of directors annually. The board of directors may delegate and authorize our management to review and approve investment guidelines and some investment management systems.

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

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. Other related parties are also entrusted to manage a small amount of our assets. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. In addition, as of December 31, 2019, we had also engaged 22 third party domestic investment managers to manage RMB 96,257 million (US$ 13,826 million) for investment in Chinese public markets and 10 third party overseas investment managers to manage US$ 1,363 million for investment in overseas public markets.

The following table summarizes information concerning our investment assets as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017		2018		2019
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	48,586	1.8%	50,809	1.6%	53,306	1.5%
Term deposits	449,400	16.3%	559,341	18.0%	535,260	15.0%
Statutory deposits—restricted	6,333	0.2%	6,333	0.2%	6,333	0.2%

Debt securities, held-to-maturity	717,037	26.1%	806,717	26.1%	928,751	26.0%
Debt securities, available-for-sale	455,124	16.5%	496,590	16.0%	509,791	14.3%
Debt securities, securities at fair value through profit or loss	82,891	3.0%	88,003	2.8%	85,206	2.4%
Debt securities	1,255,052	45.6%	1,391,310	44.9%	1,523,748	42.7%

Loans	383,504	13.9%	450,251	14.5%	608,920	17.0%

Equity securities, available for sale	355,610	12.9%	373,943	12.1%	549,166	15.4%
Equity securities, securities at fair value through profit or loss	53,918	2.0%	50,714	1.6%	56,402	1.6%
Equity securities	409,528	14.9%	424,657	13.7%	605,568	17.0%

Derivative financial assets	—	—	—	—	428	0.0%
Resale agreements	36,185	1.3%	9,905	0.3%	4,467	0.1%
Investment properties	3,064	0.1%	9,747	0.3%	12,141	0.3%
Investments in associates and joint ventures	161,472	5.9%	201,661	6.5%	222,983	6.2%

Total investment assets	2,753,124	100.0%	3,104,014	100.0%	3,573,154	100.0%

Average investment assets balance	2,633,087		2,928,569		3,338,584

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

Our assets held in foreign currencies are subject to foreign exchange risks resulting from the fluctuations of the value of the Renminbi against the U.S. dollar and other foreign currencies. As we are approved by the CIRC to invest our assets held in foreign currencies in overseas financial markets, the return from overseas investments could, to a certain extent, reduce the foreign exchange risks we are exposed to.

For further information on our management of interest rate risk and market valuation risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Investment results

Our investment yields for the years ended December 31, 2019, 2018 and 2017 were 5.24%, 3.29%, and 5.16%, respectively. Beginning in 2018, we revised the formula to calculate our investment yield to consider the impact of investments in associates and joint ventures on our investment yield. The investment yield for the fiscal years ended December 31, 2017 has also been revised to conform to the revised formula.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2017		2018		2019
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.3%	23,827	4.1%	22,699	4.4%	26,695
Ending assets: cash and cash equivalents		48,586		50,809		53,306
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		449,400		559,341		535,260

Ending assets		504,319		616,483		594,899
Debt securities:
Investment income		53,895		61,517		63,148
Net realized gains on financial assets		(123)		357		(35)
Net fair value gains through profit or loss		(1,542)		2,006		778

Total	4.3%	52,230	4.8%	63,880	4.4%	63,891
Ending assets		1,255,052		1,391,310		1,523,748
Loans:
Investment income	5.4%	16,320	5.5%	22,894	5.1%	27,111
Ending assets		383,504		450,251		608,920
Equity securities:
Investment income		27,939		17,776		22,804
Net realized gains on financial assets		165		(19,948)		1,866
Net fair value gains through profit or loss		8,179		(18,938)		18,279

Total	8.7%	36,283	(5.1%)	(21,110)	8.3%	42,949
Ending assets		409,528		424,657		605,568
Resale agreements:
Investment income	1.9%	746	1.2%	281	2.2%	161
Ending assets		36,185		9,905		4,467
Investments properties:
Income of investments properties	3.2%	69	1.6%	105	0.3%	31
Ending assets		3,064		9,747		12,141
Investments in associates and joint ventures:
Net gains on investments of associates and joint ventures	5.1%	7,143	4.3%	7,745	3.8%	8,011
Ending assets		161,472		201,661		222,983
Securities sold under agreements to repurchase:
Interest expense	(3.7%)	(3,144)	(2.6%)	(3,565)	(1.5%)	(2,392)
Ending liabilities		87,309		192,141		118,088
Total investments:
Investment income		122,727		125,167		139,919
Net realized gains on financial assets		42		(19,591)		1,831
Net fair value gains through profit or loss		6,183		(18,278)		19,251
Income of Investments properties		69		105		31
Net gains on investments of associates and joint ventures		7,143		7,745		8,011
Interest expense of securities sold under agreements to repurchase		(3,144)		(3,565)		(2,392)
Total	5.16%	133,020	3.29%	91,583	5.24%	166,651
Ending assets excluding securities sold under agreements to repurchase		2,665,815		2,911,873		3,455,066

(1)	Yields for 2019, 2018 and 2017 are calculated by dividing the gross investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 15.0% of our total investment assets as of December 31, 2019, 18.0% of our total investment assets as of December 31, 2018 and 16.3% of our total investment assets as of December 31, 2017.

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

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2017	2018	2019
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	97,076	158,920	107,039
Due after one year and through five years	349,524	323,021	420,191
Due after five years and through ten years	2,800	77,400	8,030

Total term deposits	449,400	559,341	535,260

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2017	2018	2019
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	10,819	5,378	3,205
Agriculture Bank of China	50,819	42,264	49,089
Bank of China	43,625	40,000	40,000
China Construction Bank	26,070	25,200	5,200
Bank of Communications	132,922	200,534	135,950
Other banks	185,145	245,965	301,816

Total term deposits	449,400	559,341	535,260

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

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

Debt securities represented 42.7% of our total investment assets as of December 31, 2019, 44.9% of our total investment assets as of December 31, 2018 and 45.6% of our total investment assets as of December 31, 2017.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 4.7%, 33.6%, 29.1%, 10.6% and 22.0% of our total available-for-sale debt securities as of December 31, 2019, 5.7%, 36.3%,37.5%,4.3% and 16.2% of our total available-for-sale debt securities as of December 31, 2018 and 5.4%, 34.7%, 43.3%, 3.0% and 13.6% of our total available-for-sale debt securities as of December 31, 2017. Except for a small number of debt securities, which collectively had a carrying value of RMB 41,650 million (US$ 5,983 million) as of December 31, 2019, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

We mainly invest in secured bonds and unsecured bonds rated AA or above by the rating agencies recognized by the CBIRC, such as China Chengxin International Credit Rating Co., Ltd., or Chengxin International, and China Lianhe Credit Rating Co., Ltd., or Lianhe Credit. We also invest in short-term financing bonds rated A-2 or above.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2017				2018				2019
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	24,818	2.0%	24,632	2.0%	26,759	1.9%	28,440	2.0%	22,500	1.5%	23,758	1.5%
Government agency bonds	164,331	13.0%	157,765	12.8%	172,250	12.5%	180,273	12.6%	163,678	10.9%	171,189	10.9%
Corporate bonds	199,613	15.7%	197,133	16.1%	181,178	13.2%	185,720	13.1%	145,033	9.6%	148,455	9.5%
Subordinated bonds/debt	13,588	1.1%	13,495	1.1%	20,953	1.5%	21,514	1.5%	53,062	3.5%	53,922	3.4%
Others	62,651	4.9%	62,099	5.0%	78,136	5.8%	80,643	5.6%	109,729	7.3%	112,467	7.3%

Total debt securities, available-for-sale	465,001	36.7%	455,124	37.0%	479,276	34.9%	496,590	34.8%	494,002	32.8%	509,791	32.6%

Debt securities, held to maturity:
Government bonds	125,866	9.9%	123,712	10.0%	179,943	13.1%	191,009	13.4%	215,928	14.3%	228,198	14.6%
Government agency bonds	241,808	19.1%	223,313	18.2%	266,986	19.4%	276,484	19.3%	401,799	26.6%	415,013	26.6%
Corporate bonds	200,869	15.9%	196,536	16.0%	212,709	15.5%	220,267	15.4%	198,322	13.2%	206,793	13.2%
Subordinated bonds/debt	148,494	11.7%	149,423	12.1%	147,079	10.7%	155,783	10.9%	112,702	7.5%	118,571	7.6%

Total debt securities, held to maturity	717,037	56.6%	692,984	56.3%	806,717	58.7%	843,543	59.0%	928,751	61.6%	968,575	62.0%

Debt securities, securities at fair value through profit or loss
Government bonds	2,139	0.2%	2,081	0.2%	118	0.0%	118	0.0%	41	0.0%	41	0.0%
Government agency bonds	9,463	0.7%	9,084	0.7%	6,639	0.5%	6,760	0.5%	6,829	0.5%	6,859	0.4%
Corporate bonds	68,401	5.4%	66,915	5.4%	79,390	5.8%	79,774	5.6%	76,395	5.0%	77,215	4.9%
Others	4,819	0.4%	4,811	0.4%	1,346	0.1%	1,351	0.1%	1,083	0.1%	1,091	0.1%
Total debt securities, securities at fair value through profit or loss	84,822	6.7%	82,891	6.7%	87,493	6.4%	88,003	6.2%	84,348	5.6%	85,206	5.4%

Total debt securities	1,266,860	100.0%	1,230,999	100.0%	1,373,486	100.0%	1,428,136	100.0%	1,507,101	100.0%	1,563,572	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2017		2018		2019
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	64,919	64,884	28,371	28,529	51,097	50,715
Due after one year and through five years	268,090	265,832	304,467	313,067	279,248	288,711
Due after five years and through ten years	460,372	452,122	485,722	506,005	457,940	478,297
Due after ten years	388,657	365,270	467,433	492,532	634,468	660,643

Total debt securities, excluding those at fair value through profit or loss	1,182,038	1,148,108	1,285,993	1,340,133	1,422,753	1,478,366

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

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2019, the total amount of our policy loans was RMB 174,872 million (US$ 25,119 million), and represented 4.89% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2017, the total amount of our investment in debt investment plans was RMB 73,668 million, and we had total investment proceeds from such plans of approximately RMB 3,605 million. As of and for the year ended December 31, 2018, the total amount of our investment in debt investment plans was RMB 75,717 million, and we had total investment proceeds from such plans of approximately RMB 4,295 million. As of and for the year ended December 31, 2019, the total amount of our investment in debt investment plans was RMB 83,924 million (US$ 12,055 million), and we had total investment proceeds from such plans of approximately RMB 4,489 million (US$ 645 million). As of and for the year ended December 31, 2017, the total amount of our investment in trust schemes was RMB 163,764 million, and we had total investment proceeds from such schemes of approximately RMB 6,343 million. As of and for the year ended December 31, 2018, the total amount of our investment in trust schemes was RMB 185,105 million, and we had total investment proceeds from such schemes of approximately RMB 9,276 million. As of and for the year ended December 31, 2019, the total amount of our investment in trust schemes was RMB 215,306 million (US$ 30,927 million), and we had total investment proceeds from such schemes of approximately RMB 11,077 million (US$ 1,591 million).

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2019, our investment in securities investment funds was RMB 118,450 million (US$17,014 million) and represented 3.31% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2017		2018		2019
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)

Open-end	99,012	97.8%	104,107	98.0%	118,450	100.0%
Closed-end	2,224	2.2%	2,164	2.0%	—	—

Total	101,236	100.0%	106,271	100.0%	118,450	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2019, the total amount of our investment in common stocks was RMB 276,604 million (US$ 39,732 million), and represented 7.7% of our total investment assets as of that date. As of December 31, 2018, the total amount of our investment in common stocks was RMB 178,710 million , and represented 5.8 % of our total investment assets as of that date. As of December 31, 2017, the total amount of our investment in common stocks was RMB 173,450 million, and represented 6.3% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB 4,467 million (US$ 642 million) as of December 31, 2019, RMB 9,905 million as of December 31, 2018, and RMB 36,185 million as of December 31, 2017.

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

We started to make investments in equity interests in non-listed enterprises in 2006. In November 2017, we entrusted IHC to invest in Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership, or Baidu Fund Partnership. The total capital commitment in the Baidu Fund Partnership is RMB 7.011 billion, of which RMB 5.6 billion was subscribed by us and RMB 1.4 billion was subscribed by Ningbo Meishan Bonded Port Area Baidu Zhixin Asset Management Company, each as a limited partner. The Baidu Fund Partnership primarily makes mid-to-late stage investments in private equity transactions in the Internet sector, including Internet, mobile Internet, artificial intelligence, Internet finance, consumption upgrade, and Internet+.

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

In 2018, we invested RMB 8 billion in equity interests in China Power Investment Nuclear Power Co., Ltd.

In 2019, we invested RMB 9 billion in equity interests in Qinghai Huanghe Hydropower Development Co., Ltd.

The following table presents the carrying values of our major investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2017	2018	2019
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	8,185	7,963	9,332
China Guangfa Bank Co., Ltd.	53,459	72,655	75,180
Sinopec Sales Co., Ltd.	10,172	10,219	10,232
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	21,347	21,387	21,433
Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership	1,680	1,698	1,751
China Power Investment Nuclear Power Co., Ltd.	—	8,036	8,607
Qinghai Huanghe Hydropower Development Co., Ltd.	—	—	9,007

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

As of and for the year ended December 31, 2019, AMC had total assets of RMB 11,914 million (US$ 1,711 million), net assets of RMB 10,354 million (US$ 1,487 million) and net profit of RMB 1,286 million (US$ 185 million).

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

As of and for the year ended December 31, 2019, CLPCIC had total assets of RMB 91,167 million (US$ 13,095 million), net assets of RMB 23,330 million (US$ 3,351 million) and net profit of RMB 2,123 million (US$ 305 million).

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

As of and for the year ended December 31, 2019, China Life Pension had total assets of RMB 5,644 million (US$ 811 million), net assets of RMB 4,084 million (US$ 587 million) and net profit of RMB 635 million (US$ 91 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 1,981 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

During 2019, we actively applied advanced technologies and pushed forward digital transformation. We took the following steps:

•

Upgrade of sales model. We adopted technologies such as AI and Big Data to achieve data integration, and developed innovative sales models such as an AI sales model called “Golden Instruction”, which is designed to achieve smarter, more accurate and convenient sales of insurance products. In 2019, the online customer acquisition rate grew by 47% year-on-year, and the percentage of online sales force recruitment reached 70%. We held online training sessions for new agents with 4.9 million participants. More than 60 million customers were recommended to the sales team through the intelligent platform, and the ratio of customers who purchased long-term insurance policies to all the recommended customers increased by four times.

•

Upgrade of field offices and equipment. We used the “Internet of Things” technology, which accelerated the real-time interconnection between different field offices and networks as well as the intelligent upgrade of daily office operations. In 2019, we added 88,000 sets of intelligent equipment and deployed more than 2,000 self-service terminals at our service counters nationwide and set up demonstrative 5G digital field offices in multiple cities.

•

Upgrade of service and customer experience. We continued to use AI technology in underwriting, policy administration, claims settlement, services and risk control. In 2019, the approval rate of individual insurance policies by automatic underwriting was 89.4%, and the number of claims settled through complete automatic process reached more than 11.3 million. We introduced a short-term risk identification model for critical illness insurance with a 91% accuracy rate in identifying risks. We also developed a platform to utilize intelligent technologies to discover and verify suspected money-laundering activities, which enhanced our ability to control sales risks.

•

Establishment of cloud-based infrastructure. We utilized industry-leading hybrid clouds to achieve the rapid deployment of our front office applications and secure storage of back office data, which effectively improved the stability, smoothness and security of our systems. Specifically, resource allocation efficiency and overall access speed increased by nine-times and two-times, respectively. While substantially expanding the resources of our basic platform, we also managed to reduce the costs of resources.

•

Roll-out of new digital applications and establishment of digital ecosystem. We introduced component-based plug-in professional service modules and efficiently launched various types of flexibly-combined “light” applications suited for different market application scenarios for their users. We also introduced a series of innovative applications such as cloud video and cloud desktop, and provided readily available, mobile, convenient live-streaming and smart office services for our salespersons and employees nationwide. In addition, during 2019, we developed more than 1,000 innovative applications based on the platform and cooperated with more than 6,000 institutions to carry out various services and over 40,000 activities, which enhanced our insurance-centered ecosystem services.

We also continue to attach importance to financial data security and have implemented projects, including the separation of internal and external networks, cloud desktops, providing different levels of protection fitting to the various application systems, intelligent security monitoring and supervision platforms and anti-intrusion systems. User access information obtained through front office applications is gathered and managed at a back office platform. We have built a security protection system to cover assessment, protection, detection, response, recovery and other aspects of data protection. We have an intelligent visualization system to provide real-time monitoring on cyber attacks. We also have internal rules on the procedures for reporting and handling material accidents, including cybersecurity incidents, occurring during business operations.

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

Regulatory and Related Matters

Overview

The insurance industry is heavily regulated in the PRC. The applicable laws and regulations governing insurance activities undertaken within the territories of the PRC consist principally of the PRC Insurance Law and rules and regulations promulgated under that law. The CBIRC is the authority authorized by the PRC State Council to regulate and supervise the insurance industry in the PRC. The CBIRC has been the principal regulatory authority over the PRC insurance industry since 2018, when its predecessor, the CIRC, was merged with China’s banking regulator, the CBRC.

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and significantly amended on October 28, 2002, February 28, 2009, August 31, 2014 and April 24, 2015. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CBIRC.

The CIRC, the predecessor to the CBIRC, was established in 1998. The CBIRC has extensive supervisory authority over the PRC insurance industry, including: (1) promulgation of regulations applicable to the insurance industry; (2) approval for establishment of insurance companies and their subsidiaries; (3) review of qualifications of senior management of insurance companies; (4) supervision of insurance companies and their solvency and market activities; (5) establishment of investment regulations; (6) approving the policy terms and premium rates for certain insurance products; (7) setting standards for measuring the financial soundness of insurance companies; (8) requiring insurance companies to submit reports concerning their business operations and condition of assets; and (9) ordering the suspension of all or part of an insurance company’s business. Since their establishment, CBIRC and its predecessor CIRC have promulgated a series of regulations indicating a gradual shift in the regulatory approach to a more transparent regulatory process and a convergent movement toward international standards.

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

Restriction of ownership in joint stock insurance companies

Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CBIRC. A filing with the CBIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Equity interests held by a single shareholder, including its related parties and persons acting in concert, must not exceed one-third of the registered capital of a single insurance company. An exception to the one-third cap applies to insurance companies establishing or investing in other insurance companies for the purposes of innovation and specialization of their business, or consolidating their operations under a single group management. Equity interests held by a single domestic limited partnership must not exceed 5% of the registered capital of a single insurance company. The combined equity interests held by several domestic limited partnerships must not exceed 15% of the registered capital of a single insurance company, and the combined equity interests held by foreign investors may not exceed 51% of the total equity of a single life insurance company. On December 6, 2019, CBIRC announced that starting from January 1, 2020, restrictions on foreign ownership in Chinese life insurers will be removed and foreign investors will be allowed to own 100% in Chinese life insurers.

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

Regulation of products

Regulation of ordinary personal insurance products. An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed interest rates of ordinary personal insurance products, and such guaranteed interest rates can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed interest rate of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CBIRC which varies depending on product, the insurance company must file the relevant information of the product with the CBIRC. If such rate is higher than the maximum valuation rate set by the CBIRC, the insurance company is required to obtain the approval of the CBIRC on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CBIRC for approval. On September 2, 2016, the CIRC further required that policy loans provided by an insurer may not exceed 80% of the cash value or account value of the policy. From October 1, 2017, the first payment of survival insurance benefits for the ordinary endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums. Beginning from August 30, 2019, the cap on the valuation rate of premium reserves of ordinary pension annuity products or ordinary long-term annuity products with a term more than ten years issued on and after August 5, 2013 is equal the lower of 3.50% or the guaranteed interest rate.

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

Regulation of universal products. A universal product is one which offers the typical protection of life insurance with investment accounts providing a minimum yield. The premium payments and coverage of universal products are flexible, usually with a minimum guaranteed interest rate, and the investment yields are settled periodically. Beginning from February 16, 2015, the CIRC removed the original 2.50% cap on the minimum guaranteed interest rate of universal products, with the guaranteed interest rate to be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the maximum valuation rate of a universal product has been increased from a compound annual rate of 2.50% to a compound annual rate of 3.50%. Beginning from September 2, 2016, the CIRC changed the maximum valuation rate of a universal product from a compound annual rate of 3.50% to a compound annual rate of 3.00%. If the minimum guaranteed interest rate of a universal product developed by an insurance company is not higher than the maximum valuation rate set by the CBIRC (i.e., a compound annual rate of 3.00%), the insurance company must file specified information relating to the product with the CBIRC. If such rate is higher than the maximum valuation rate set by the CBIRC, the insurance company is required to obtain the approval of the CBIRC for the product. Any amendment to the insurance clauses, premium rates, insurance liabilities, types of insurance or pricing methods of universal products must be filed with or approved by the CBIRC. From October 1, 2017, universal products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design the universal products in the form of riders.

Regulation of investment-linked products. An investment-linked product is one which insures the policyholder or annuitant against one or more separate risks and at the same time gives the policyholder or annuitant an interest in one or more separate investment accounts. Insurance companies must complete the establishment of investment accounts before submitting the required information regarding their investment-linked products to the CBIRC for approval or filing. Insurance companies must report on the establishment, change, consolidation, division, close or settlement of the investment accounts to the CBIRC within 10 business days after occurrence of these events. Transactions between a separate investment account and any other account of the insurance company, other than a transfer of cash to establish the investment account, are prohibited, and, investment-linked products must be designed to allow the flexibility to pay additional premiums from time to time and to adjust the insured amount. Insurance companies may not design investment-linked products in the form of riders. Other CIRC regulations govern the sale and disclosure terms of investment-linked products.

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

Regulation of health insurance. Subject to approval by the CBIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CBIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CBIRC before March 15 of each year regarding the short-term health insurance products. Insurance companies were permitted to sell health insurance products eligible for preferential individual income tax policies in accordance with the CIRC’s relevant requirements in 31 pilot cities, including Beijing, Shanghai, Tianjin and Chongqing beginning in 2016 and, from July 1, 2017, nationwide in China. The health insurance products may be offered to taxpayers who have reached the age of 16 but have not reached the statutory retirement age. The expenses incurred by individuals for purchasing such health insurance products will be deductible from their individual income tax up to RMB 2,400 per year or RMB 200 per month. Survival benefits paid before the expiry of the policy term of a care insurance product may only be paid under the condition that the care required by the insured is caused by disability in activities of daily living as agreed in the insurance contract. Survival benefits paid before the expiry of the policy term of a disability income insurance product may only be paid under the condition that the loss of working ability of the insured is caused by a disease or an accidental injury as agreed in the insurance contract. On December 1, 2019, the new Measures for the Administration of Health Insurance came into effect, pursuant to which sales of products that are not in compliance with the requirements under the new measure must be ceased before April 1, 2020.

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

Regulation of supplementary major medical insurance. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their medical expenses which are in excess of the maximum amounts covered by the basic social medical insurance as long as such medical expenses are caused by the diseases covered by the basic social medical insurance. The supplementary major medical insurance programs have now been launched nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance service from qualified insurance companies through a government tender. Insurance companies are required to apply to the CBIRC for the qualification to engage in such business. Supplementary major medical insurance products must be filed with the CBIRC.

Regulation of investments

Permitted investments. As a Chinese life insurance company, we are subject to restrictions under the PRC Insurance Law, the Measures for the Administration of the Utilization of Insurance Funds and other related rules and regulations on the asset categories and percentages in which we are permitted to invest. Assets that insurance companies may invest in are classified into five broad categories: current assets, fixed-income assets, equity assets, property assets and other financial assets. The amounts in percentages that may be invested in each asset category and the percentages that correspond to concentration risks for investing in a single item and counter-party are limited to specified amounts, and insurance companies are subject to risk monitoring requirements and early warning mechanisms with respect to liquidity, financing scale and asset classes.

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

The book balance of investments by an insurance company in a single equity asset must not exceed 5%(5) of the total assets of the insurance company as at the end of the last quarter, except as otherwise provided for significant equity investments, investments in equities of insurance enterprises with self-owned funds and acquisitions of listed companies and investments in shares of listed commercial banks.

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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets, 20 emerging markets and Macau in accordance with the relevant requirements of the CBIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last quarter.	The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

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

(5)

An insurance institution that has already taken advantage of relevant policies to increase its holdings of blue-chip stocks must adjust the percentage of investments within two years from January 24, 2017 or within the time limit otherwise provided by relevant regulatory authorities until the percentage requirements under applicable regulatory requirements are met, i.e., the total book balance of investments by an insurance company in equity assets must not exceed 30% of the total assets of the insurance company as at the end of the last quarter, and the book balance of investments by an insurance company in a single equity asset must not exceed 5% of the total assets of the insurance company as at the end of the last quarter.

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

Bank capital replenishment bonds. On January 25, 2019, the CBIRC issued separate rules allowing insurance companies to invest in Tier 2 capital bonds and non-fixed term capital bonds issued by banks. Investment in Tier 2 capital bonds and non-fixed term capital bonds issued by policy banks is regulated in accordance with requirements on investment in quasi-government bonds. Investment in Tier 2 capital bonds and non-fixed term capital bonds issued by commercial banks is regulated in accordance with requirements on investment in unsecured non-financial institution (company) bonds.

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

Solvency requirements

On January 1, 2016, the CIRC implemented a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, which replaced its previous solvency requirements known as “Solvency I”.

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

Based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2019, we had been classified as a Category A insurer.

Our core solvency adequacy ratio as of December 31, 2019 was 266.71%, and our comprehensive solvency adequacy ratio as of December 31, 2019 was 276.53%.

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

Regulation of corporate governance

Directors and senior management qualification and remuneration management requirements. Directors, supervisors and senior management of an insurance company are subject to qualification requirements implemented by the CBIRC. An insurance company must have at least three independent directors and the number of independent directors shall be no less than one third of the number of all the directors. In addition, if any of the shareholders of an insurance company holds more than 50% of the registered capital or equity of the company, then the number of independent directors must be no less than one half of the number of all the directors, unless such 50% or greater shareholder is an insurance group company or an insurance company. An insurance company must reasonably determine the remuneration paid to its directors, supervisors and senior management based on the company’s financial conditions, operating results, risk control and other factors. Where an insurance company has inadequate solvency, the CBIRC will place restrictions on the remuneration of its directors, supervisors and senior management in accordance with relevant regulatory rules on solvency. The senior management of an insurance company receive in-office audits once every three years. If any member of the senior management leaves due to a job change, promotion or any other reasons, a departure audit must be conducted.

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

Asset-liability management. On July 24, 2019, the CBIRC released interim measures for the supervision and regulation of insurance asset-liability management. The new interim measures, as well as the other regulatory requirements including the previously issued rules on insurance asset-liability management, set forth a set of specific technical criteria and rules on the quantitative and competency assessments on asset-liability management, as well as requirements on preparing and submitting asset-liability management reports. Under the new interim measures, the CBIRC will adopt differential regulation and supervision standards for insurance companies depending on their respective asset-liability management competency and quantitative assessment scores.

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

Related party transactions. Insurance companies are required to establish a related party transaction control committee to be responsible for identifying related parties, managing, reviewing and approving related party transactions and controlling risks. The related party transaction control committee must be composed of at least three directors, with an independent director acting as the person in charge. The related party transaction control committee should focus on the compliance, fairness and necessity of related party transactions. According to applicable CBIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction or a series of transactions within any given year between an insurance company or any of its controlled subsidiaries and a related party in which the trading volume exceeds RMB30 million and accounts for 1% or more of the insurance company’s audited net assets as of the end of the previous year. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”.    A material related party transaction must be first reviewed by the related party transaction control committee, and then be approved by the board of directors, by vote of more than two thirds of non-affiliated directors, or by shareholders. An ordinary related party transaction must be reviewed in accordance with the internal management system and authorization process of the insurance company, and then be filed with or approved by the related party transaction control committee. An insurance company is required to maintain a system to manage related party transactions and file them with the CBIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company must report to the CBIRC each of its material related party transactions, the execution, renewal or substantive change of any framework transaction agreement, as well as any other transaction as required by the CBIRC.

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

Internal control assessment. Life insurance companies are required to submit to the CBIRC an internal control assessment form and an annual internal control assessment report each year. The CBIRC assesses the internal control of life insurance companies at least every three years, covering at least one third of all life insurance companies each year. Under the Basic Guidelines for Internal Controls in Insurance Companies issued by the CIRC in August 2010 and the Measures for Compliance Management of Insurance Companies issued by the CIRC in December 2016, an insurance company must establish an internal control evaluation system in various operations including sales, operation, basic management and fund use, and by April 30 of each year, submit to the CBIRC an evaluation report on its internal control. In addition, where the CBIRC deems necessary, the CBIRC may collect information reflecting the corporate governance of insurance companies, establish an information database of insurance companies’ governance, and conduct governance ratings for insurance companies through on-site or off-site investigations, media reports, assessments of independent rating agencies and public disclosure by insurance companies. The CBIRC may take regulatory measures against insurance companies based on the rating results, including interviews, a risk warning in writing and rectifications within a specified period.

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

Market conduct

Insurance companies are required to take steps to ensure that sales promotional materials used by their sales representatives and agents are objective, true and correct, with no material omissions or misleading information, contain no forecasts of benefits that are not guaranteed under the insurance or annuity product and do not exaggerate the benefits provided under the insurance or annuity product. The sales promotional materials must also highlight in an appropriate fashion any exclusions of coverage or liability in their products, as well as terms providing for policy or annuity surrenders and return of premiums. If any insurance policy or consulting service is provided through telephone sales, requisite office space, staff, facilities and adequate supervision must be furnished. In addition, the telephone sale must be conducted directly by the insurance company, and the terms and rates of the premiums of the insurance policy and geographic business area must be submitted to the CBIRC for approval.

Insurance companies which conduct marketing and promotional activities through we-media platforms (such as websites, apps, blogs, microblogs, corporate accounts and WeChat) are required to establish an appropriate management system. The management criteria of such system should be no less strict than the criteria provided in existing regulations in relation to the insurance promotional materials for off-line channels.

Insurance companies are subject to extensive regulation against any anti-competitive behavior or unfair dealing conduct. They may not pay insurance agents, the insured or the beneficiary any rebates or other illegal payments, nor may they pay their agents commissions over and above the industry norm.

Insurance companies are required to establish internal rules and procedures to protect the personal data of policyholders and insureds. Insurance companies are prohibited from illegally obtaining, using or selling of the personal data of policyholders and insureds.

Insurance companies are also required to comply with anti-money laundering regulations and establish internal operational procedures and anti-money laundering control systems. No insurance activity can be conducted for the purpose of illegal fundraising.

Regulation of issuance of subordinated debt

Insurance companies that meet a series of qualification tests and are approved by the CBIRC may issue subordinated debt with a fixed term of at least five years to certain qualified Chinese legal persons and foreign investors. The audited net asset value of the issuer must be at least RMB 500 million as of the end of the prior year and the total amount of unpaid debt at any given point after the issuance, including both principal and interest, must not exceed the issuer’s net asset value as of the end of the prior year. Proceeds from the issuance of subordinated debt may be recorded as supplementary capital of an issuance company, provided that the total amount that has been recorded as supplementary capital may not exceed 50% of the net assets of an insurance company. Proceeds from the issuance of subordinated debt may not be used to offset daily operating losses of an insurance company. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the debt. The issuer may repay the debt only if its solvency ratio would remain at least 100% after the repayment of both principal and the interest. Qualified insurance groups or holding companies are also allowed to issue subordinated debt in accordance with the relevant requirements.

Since 2012, publicly listed insurance companies that meet a series of qualification tests and are approved by the CBIRC have also been permitted to issue subordinated convertible bonds. Subordinated convertible bonds refer to bonds issued by an insurance company in accordance with statutory procedures that satisfy the following conditions: the bonds have a maturity of five years or longer; the principal and interest of the bonds shall be repaid and paid after insurance policy liabilities and other general liabilities in the event of bankruptcy liquidation; and the bonds can be converted into shares of the insurance company in accordance with the agreed conditions within a certain period of time. An insurance company must submit an issuance application to the relevant securities regulatory authority within six months after the CBIRC has approved the issuance of subordinated convertible bonds, and an issuer must report the issuance information to the CBIRC within ten working days after completion of the issuance of subordinated convertible bonds.

Regulation of issuance of capital replenishment bonds by insurance companies

Since January 2015, insurance companies including insurance group companies that meet a series of qualification tests and are approved by the CBIRC and PBOC may issue bonds for capital replenishment in the national inter-bank bond market. The capital replenishment bonds issued by an insurance company must have a maturity of at least five years and be repaid after insurance policy liabilities and other general liabilities, but prior to payment related to the equity capital of such insurance company. The audited net asset value of the issuer as of the end of the prior year and its net asset value in the latest quarterly financial statements must be no less than RMB 1 billion, and the total amount of its issued capital replenishment bonds and fixed-term subordinated debts pursuant to CBIRC requirements must not exceed 100% of the issuer’s net asset value. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the bonds. The issuer has the right to redeem the capital replenishment bonds after five years of its issuance provided that its solvency ratio is at least 100% after the redemption.

Regulation of merger and acquisition of insurance companies

An insurance company may apply to the CBIRC for approval of the acquisition of control of another insurance company through the acquisition of equity or shares of the other insurance company. Except under special circumstances, such as a transfer between affiliated parties under common control or risk disposition, the acquiring party is not allowed to transfer the acquired equity or shares in the target insurance company within five years from the completion of the acquisition. Upon approval by the CBIRC, the acquiring party may control two insurance companies engaging in the same type of business after the completion of acquisition. In addition, an insurance company may apply to the CBIRC for approval for the merger with other insurance companies by absorption or establishing a new insurance company. The business scope of the insurance company subsequent to the merger is subject to the re-approval by the CBIRC. An insurance company must, during the twelve-month period after the completion of merger or acquisition, report the following information in writing to the CBIRC within the first 30 days of each quarter: the making of investments in and purchases or sales of material assets, related party transactions, business transfers, notifications to insurance consumers, public announcements, changes of senior management personnel and employee placements.

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

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. The geographic limitation on foreign life insurers, which were permitted to operate only in specified cities, has been lifted since December 11, 2004. Accordingly, foreign life insurers have been permitted to provide group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. Since December 11, 2006, foreign insurance brokers have been permitted to set up wholly owned subsidiaries in China. In December 2019, the CBIRC announced that starting from January 1, 2020, the 51% cap on foreign ownership in Chinese life insurers will be removed and foreign investors will be allowed to own 100% in Chinese life insurers, and the CBIRC also removed the requirements that a foreign insurance company must have engaged in insurance business for more than 30 years and have maintained a representative office in China for at least two years before it can establish a foreign invested insurance company in China.

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

The CBIRC delegates certain authorities with respect to foreign-invested insurance companies to its provincial and local branch offices: approving the change of place of business of branches and subsidiaries of foreign-invested insurance companies; approving the establishment of subsidiary agencies of foreign-invested insurance companies below the branch-office level; approving the opening of subsidiary agencies of foreign-invested insurance companies below the branch-office level; and approving the qualification of senior management personnel of subsidiary agencies of foreign-invested insurance companies below the branch-office level.

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

In connection with the funds being managed by an insurance asset management company, a custodian is required to be appointed. The custodian must be an independent commercial bank or financial institution satisfying applicable CBIRC requirements.

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

A non-dedicated agency is a business entity whose principal business is other than as an insurance agency. To receive a license, the agency business must have a direct relationship with its principal business, which the CBIRC has interpreted as permitting commercial banks to act as non-dedicated insurance agencies. Sales representatives of insurance companies are prohibited from selling insurance products at commercial bank outlets. The bancassurance management personnel of insurance companies are responsible for providing services (including training and the exchange of documents) to commercial banks and assisting commercial banks to provide related customer services, such as the payment of maturity benefits and handling of renewal fee after selling insurance products.

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

Regulation of Internet Insurance Businesses

Insurance companies and intermediaries are allowed to carry out an Internet-based insurance business, including sales, underwriting, claims settlement, policy surrender, complaint handling, customer services and other insurance business activities, through proprietary network platforms or third-party network platforms that meet the relevant requirements prescribed by the CBIRC. Insurance companies and intermediaries that carry out an internet-based insurance business must set up an information disclosure column on their official websites, disclosing the related website names and addresses, internet insurance products, existing branches, customer services and ways for consumers to make complaints. The CBIRC is required to carry out regulation and on-site inspection of an internet insurance business, and may take rectification measures against insurance companies and intermediaries that conduct operations in violation of the regulations. Insurance companies engaging in internet-based guaranteed insurance businesses, which use internet credit lending platforms as intermediaries to provide both the borrowers (i.e., insurance applicants) and the lenders (i.e., the insured) on such platforms with guaranteed insurance services, must comply with regulatory requirements on solvency, verify the qualifications of insurance applicants in a prudent manner, clarify the information disclosure obligations of the internet platforms, enhance product management and adhere to other compliance requirements stipulated by the CBIRC.

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

Policy on pre-tax deduction of underwriting and policy acquisition costs

In May 2019, the MOF and SAT issued a policy on pre-tax deduction of underwriting and policy acquisition costs of insurance companies. Under the policy, from January 1, 2019, the underwriting and policy acquisition costs incurred by insurance companies in connection with their operating activities that do not exceed 18% of the balance of total premium income for the year, after deducting surrender payments and other expenses, can be deducted when calculating taxable income, and the portion that exceeds 18% can be carried forward and deducted in following years. The policy applies to the final settlement of enterprise income tax of insurance companies for the 2018 tax year. Therefore, the pre-tax deduction percentage for enterprise income tax on our underwriting and policy acquisition costs has been adjusted to 18% from the previous 10%, which will result in a reduction in our income tax in 2019 and future years.

Administrative Penalty by the PBOC

In July 2018, the PBOC imposed a fine of RMB 700,000 on us for non-compliance with anti-money laundering laws and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. We have taken corrective measures and improved our anti-money laundering system by refining the process for identifying customers’ data, retaining transaction records and reporting large payment transactions and suspicious transactions. The fine imposed by the PBOC did not have a material impact on the business operations and financial results of our company.

C. ORGANIZATIONAL STRUCTURE

The following is our simplified corporate structure as of the date of this annual report:

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life

中国人寿资产管理有限公司 China Life Asset Management Company Limited	The People’s Republic of China	60% (directly)

中国人寿富兰克林资产管理有限公司 China Life Franklin Asset Management Company Limited (1)	Hong Kong	50%(2) (indirectly through affiliate)

中国人寿养老保险股份有限公司 China Life Pension Company Limited	The People’s Republic of China	74.27%(3) (directly and indirectly through affiliate)

国寿安保基金管理有限公司 China Life AMP Asset Management Co., Ltd.	The People’s Republic of China	85.03%(4) (indirectly through affiliate)

国寿财富管理有限公司 China Life Wealth Management Company Limited	The People’s Republic of China	100%(5) (indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited.
(2)	AMC, which is 60% owned by us, owns 50%.
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%.
(4)	AMC, which is 60% owned by us, owns 85.03%.
(5)	AMC, which is 60% owned by us, owns 48%, and China Life AMP, which is 85.03% owned by AMC, owns 52%.

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2019, we owned and leased 4,171 and 11,887 properties, respectively, and had 307 properties under construction. Among the 4,171 properties owned by us, 1,639 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. Nine properties are recognized as investment properties.

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

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had nearly 303 million insurance policies in force as of December 31, 2019, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.

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

Financial Overview of Our Business

We had total gross written premiums of RMB 567,086 million (US$ 81,457 million) and net profit of RMB 59,014 million (US$ 8,477 million) for the year ended December 31, 2019. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB 446,562 million (US$ 64,145 million) in 2019.

•	Health insurance had total gross written premiums of RMB 105,581 million (US$ 15,166 million) in 2019.

•	Accident insurance had total gross written premiums of RMB 14,943 million (US$ 2,146 million) in 2019.

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

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 76.81% of total revenues in 2019.

•

investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 22.07% of total revenues in 2019.

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

Interest Rates

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2019, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.71%, while our investment yields for the years ended December 31, 2019, 2018 and 2017were 5.24%, 3.29% and 5.16%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.

Interest rates also affect our returns on investment assets, a large proportion of which is held in term deposits and debt securities. In a declining interest rate environment, interest rate changes expose us to reinvestment risks. In a rising interest rate environment, higher rates may yield greater interest income but also may result in a decline in the fair value of debt securities designated as trading.

For further information on our exposure to interest rate risk, see “Item 11 Quantitative and Qualitative Disclosure about Market Risk—Interest Rate Risk” and Note 4 to our consolidated financial statements included elsewhere in this annual report.

Investments

As an insurance company, we are permitted to invest in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets. However, we are limited by Chinese laws and regulations in the maximum amount that we may invest in each type of assets. See “Item 4. Information on the Company—Business Overview—Investments” and “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our material concentration risks relate to our investments in bank deposits and Chinese government securities.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets and net gains on investments of associates and joint ventures, for the years ended December 31, 2017, 2018 and 2019.

Impairment	For the year ended December 31,
	2017	2018	2019	2019
	(RMB in millions)			US$
Debt securities	(114)	(42)	(3,749)	(539)
Equity securities	(2,643)	(8,163)	(2,638)	(379)
Associates and joint ventures	—	—	(1,500)	(215)

Total	(2,757)	(8,205)	(7,887)	(1,133)

During the year ended December 31, 2019, we recognized an impairment expense of RMB 2,638 million (US$ 379 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2018, we recognized an impairment expense of RMB 8,163 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2017, we recognized an impairment expense of RMB 2,643 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2019, we recognized an impairment expense of RMB 3,749 million (US$ 539 million) in debt securities. During the year ended December 31, 2018, we recognized an impairment expense of RMB 42 million in debt securities. During the year ended December 31, 2017, we recognized an impairment expense of RMB 114 million in debt securities.

During the year ended December 31, 2019, we recognized an impairment expense of RMB 1,500 million (US$ 215 million) in associates and joint ventures. During the years ended December 31, 2018 and December 31, 2017, we recognized no impairment expense in associates and joint ventures.

Available-for-sale securities comprised of the following asset classes as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017		2018		2019
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	24,818	24,632	26,759	28,440	22,500	23,758
Government agency bonds	164,331	157,765	172,250	180,273	163,678	171,189
Corporate bonds	199,613	197,133	181,178	185,720	145,033	148,455
Subordinated bonds/debt	13,588	13,495	20,953	21,514	53,062	53,922
Other	62,651	62,099	78,136	80,643	109,729	112,467

Subtotal	465,001	455,124	479,276	496,590	494,002	509,791

Equity securities
Funds	97,516	91,344	115,949	92,304	97,208	102,349
Common stocks	124,090	129,424	160,231	143,469	217,564	236,323
Other	127,689	134,842	126,253	138,170	195,360	210,494

Subtotal	349,295	355,610	402,433	373,943	510,132	549,166

Total	814,296	810,734	881,709	870,533	1,004,134	1,058,957

The difference between the aggregate cost/amortized cost and the aggregate estimated fair value reflects the amount of the unrealized gains and losses, and provision for impairment losses. As of December 31, 2019, we had gross unrealized gains of RMB 63,261 million (US$ 9,087 million) and gross unrealized losses of RMB 5,055 million (US$ 726 million), and made a provision for impairment losses of RMB 3,383 million (US$ 486 million). As of December 31, 2018, we had gross unrealized gains of RMB 37,125 million and gross unrealized losses of RMB 43,884 million, and made a provision for impairment losses of RMB 4,417 million. As of December 31, 2017, we had gross unrealized gains of RMB 25,120 million and gross unrealized losses of RMB 26,837 million, and made a provision for impairment losses of RMB 1,845 million. The unrealized losses as of December 31, 2019 related primarily to the unrealized losses of available-for-sale stocks and funds.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2019, 2018 and 2017. For the year ended December 31, 2019, the decrease of our unrealized losses on equity securities, mainly resulting from the overall upturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2018, unrealized losses on equity securities, mainly resulting from the overall volatility and downturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2017, unrealized losses on debt securities, mainly resulting from the increase in interest rates in the Chinese market, constituted a significant component of the movement of the total unrealized losses compared to the prior year.

As of December 31, 2019	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	374	141	531	1,046
Carrying amounts	28,298	2,794	25,884	56,976
Unrealized losses as a percentage of carrying amounts	1.32%	5.05%	2.05%	1.84%

Equity securities
Unrealized losses	2,084	1,029	896	4,009
Carrying amounts	50,291	26,006	3,175	79,472
Unrealized losses as a percentage of carrying amounts	4.14%	3.96%	28.22%	5.04%

Total
Total unrealized losses	2,458	1,170	1,427	5,055
Total carrying amounts	78,589	28,800	29,059	136,448
Unrealized losses as a percentage of carrying amounts	3.13%	4.06%	4.91%	3.70%

As of December 31, 2018	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	126	473	1,046	1,645
Carrying amounts	9,665	11,075	41,365	62,105
Unrealized losses as a percentage of carrying amounts	1.30%	4.27%	2.53%	2.65%

Equity securities
Unrealized losses	7,445	21,813	12,981	42,239
Carrying amounts	50,073	92,845	52,549	195,467
Unrealized losses as a percentage of carrying amounts	14.87%	23.49%	24.70%	21.61%

Total
Total unrealized losses	7,571	22,286	14,027	43,884
Total carrying amounts	59,738	103,920	93,914	257,572
Unrealized losses as a percentage of carrying amounts	12.67%	21.45%	14.94%	17.04%

As of December 31, 2017	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	3,670	2,128	5,274	11,072
Carrying amounts	181,504	52,795	45,788	280,087
Unrealized losses as a percentage of carrying amounts	2.02%	4.03%	11.52%	3.95%

Equity securities
Unrealized losses	12,342	3,391	32	15,765
Carrying amounts	132,893	25,982	786	159,661
Unrealized losses as a percentage of carrying amounts	9.29%	13.05%	4.07%	9.87%

Total
Total unrealized losses	16,012	5,519	5,306	26,837
Total carrying amounts	314,397	78,777	46,574	439,748
Unrealized losses as a percentage of carrying amounts	5.09%	7.01%	11.39%	6.10%

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairments.

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

As of December 31, 2019, our total investment assets were RMB 3,573,154 million (US$ 513,251million) and the investment yield for the year ended December 31, 2019 was 5.24%. The investment yield primarily reflected the increase in spread income and fair value through profit or loss of equity investments we have invested in. As of December 31, 2018, our total investment assets were RMB 3,104,014 million and the investment yield for the year ended December 31, 2018 was 3.29%.    As of December 31, 2017, our total investment assets were RMB 2,753,124 million and the investment yield for the year ended December 31, 2017 was 5.16%.

We calculate the investment yields for a given year by dividing the gross investment income for that year by the average of the ending balance of investment assets of that year and the previous year. Beginning in 2018, we revised the formula to calculate our investment yield to consider the impact of investments in associates and joint ventures on our investment yield. The investment yield for the fiscal year ended December 31, 2017 has also been revised to conform to the revised formula.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2019, 2018 and 2017 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2017	2018	2019	2019	(2017-2019)
	RMB	RMB	RMB	USD
Life insurance business

Whole life and term life insurance:
Gross written premiums	40,606	49,520	64,196	9,221	25.74%

Endowment:
Gross written premiums	198,418	126,318	113,950	16,368	(24.22%)

Annuities:
Gross written premiums	190,798	261,702	268,416	38,556	18.61%
Health insurance business(1)

Gross written insurance premiums	67,708	83,614	105,581	15,166	24.87%
Accident insurance business(2)

Gross written insurance premiums	14,436	14,672	14,943	2,146	1.74%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance date and are not adjusted at each reporting date. We incorporate the potential impact of future risk factors on our operating results in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-42 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin was 4.85% as at December 31, 2017, 2018 and 2019.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.31% to 4.86% as at December 31, 2017, from 3.47% to 4.86% as at December 31, 2018 and from 3.52% to 4.83% as at December 31, 2019, respectively.

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

•

The expense assumptions are based on expected unit costs with the consideration of previous expenses study and future trends. Our expense assumptions are affected by certain factors, such as future inflation and market competition which bring uncertainty to these assumptions. We consider risk margin for expense assumptions based on the information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium. Our expense assumptions for each of the past three years were as follows: the percentage of premiums costs of 0.85% to 0.90% of premiums for individual life products and 0.90% for group life products, in each case plus a fixed per-policy expense.

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

We adopted a consistent process to determine assumptions for the insurance contracts, which are detailed in Note 15 to our consolidated financial statements included elsewhere in this annual report. On each reporting date, we review the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account our historical experience and expectation of future events.

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

As of December 31, 2019, debt securities of RMB 181,617 million (US$ 26,088 million) contained guarantees issued by third parties and, of those, 86.49% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 92.90% related to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2019, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2019, RMB 936,372 million of RMB 1,025,989 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Associates and joint ventures

Associates are entities on which we have significant influence, generally together with a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of such entities but without control or joint control over these decisions.

Joint ventures are joint arrangements whereby the parties have joint control of the arrangement and have rights to the net assets of the joint arrangement. Joint control is the contractually-agreed sharing of control of an arrangement, which exists only when decisions on relevant activities require unanimous consent of the parties sharing control.

We determine at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognized at the amount of the carrying amount of investment less its recoverable amount. The recoverable amount is the higher of the fair value of investment less costs of disposal and value in use. The impairment of investment in associates and joint ventures is reviewed for possible reversal at each reporting date.

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

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2019.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IAS 28 Amendments	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IAS 19 Amendments	Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements to IFRSs 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	January 1, 2019

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, and related interpretations from International Financial Reporting Interpretation Committee and Standard Interpretation Committee. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where we are the lessor.

We have adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings as at January 1, 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, at inception of a contract, an entity shall assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which we have adopted, not to separate non-lease components and to account for the lease and the associated non-lease components as a single lease component.

As a lessee – Leases previously classified as operating leases

As a lessee, we previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to us. Under IFRS 16, we apply a single approach to recognize and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). We have elected not to recognize right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, we recognize the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Lease liabilities as at January 1, 2019 were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as at January 1, 2019.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position immediately before January 1, 2019. All these assets were assessed for any impairment based on IAS 36 – Impairment of Assets on that date.

We have used the following elective practical expedients when applying IFRS 16 as at January 1, 2019:

•	Applied the recognition exemptions for leases of low value assets and leases with lease term that ends within 12 months from the date of initial application;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics on the measurement of the lease liability;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•

Relied on its assessment of whether leases are onerous immediately before the date of initial application. We adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognized in the statement of financial position immediately before the date of initial application.

In addition to land use rights, we recognized other right-of-use assets of RMB 2,555 million and lease liabilities of RMB2,185 million at the date of initial application. Compared to the end of 2018, after the relative adjustments, total assets and total liabilities at the group level as at January 1, 2019 both increased by RMB 2,194 million. The reconciliation between the minimum unpaid lease payments of the operating leases disclosed in our financial statements for the year ended December 31, 2018, and the lease liabilities recognized in the consolidated statement of financial position at the date of initial application are as follows:

RMB million
Operating lease commitments as at December 31, 2018	2,474
Less: short-term leases, those leases with a remaining lease term less than 12 months from the date of initial application and leases of low-value assets	(132)
impact of discounting at the incremental borrowing rate as at January 1, 2019	(157)

Lease liabilities as at January 1, 2019	2,185

The weighted average incremental borrowing rate we adopted as at January 1, 2019 in calculating the lease liabilities in the consolidated statement of financial position was 3.76%.

Refer to Note 2.7 to our consolidated financial statements included elsewhere in this annual report for relevant accounting policies.

IAS 28 Amendments – Long-term interests in associates and joint ventures

In October 2017, the IASB issued the amendments to IAS 28 which indicates that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarify that for the entity that applies the temporary exemption from IFRS 9, IAS 39 applies to the long-term interests, and those entities are not required to restate prior periods to reflect the application of amendments. The amendments are effective for annual periods beginning on or after January 1, 2019.

Our accounting treatment in the previous years is in line with the amendments, thus there has been no impact on our consolidated financial statements as a result of the amendments.

IAS 19 Amendments - Plan Amendment, Curtailment or Settlement

In February 2018, the IASB issued the amendments to IAS 19 which addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments are effective for annual periods beginning on or after January 1, 2019 and apply retrospectively.

We have no defined benefit plans. The amendments under IAS 19 have had no impact on our consolidated financial statements. We will adopt the amendments if such business occurs in the future.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23, which clarifies application of the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation mainly addresses the following four areas: whether an entity separately considers the uncertainty of tax treatments; assumptions adopted by an entity to address the examination of tax treatments by taxation authorities; how an entity determines taxable profit/(tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019.

Our accounting treatment in the previous years is in line with the clarification of the interpretation. The clarification has had no significant impact on our consolidated financial statements.

In addition, the Annual Improvements 2015-2017 Cycle issued in December 2017 set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after January 1, 2019. There has been no significant impact on our consolidated financial statements as a result of these amendments.

New accounting standards and amendments that are effective but a temporary exemption is applied by us for the financial year beginning on January 1, 2019:

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	January 1, 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Based on the current assessment, we expect the adoption of IFRS 9 will have a significant impact on our consolidated financial statements. We have adopted and will continue to adopt the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 33 to our consolidated financial statements included elsewhere in this annual report for more details.

Classification and measurement

IFRS 9 requires that we classify debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on their respective business models. We analyzed the contractual cash flow characteristics of financial assets as at December 31, 2019 and made relevant disclosures in Note 33 to our consolidated financial statements included elsewhere in this annual report in accordance with the IFRS 4 Amendments.

Equity instruments would generally be measured at fair value through profit or loss unless we elect to measure at fair value through other comprehensive income for certain equity investments not held for trading. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealized gains and losses are recognized in other comprehensive income. If we elect to record equity investments at fair value through other comprehensive income, gains and losses would never be recognized in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. We are in the process of developing and testing the key models required under IFRS 9 and analyzing the impact on the expected loss provision; we believe that the provision for our debt instruments under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

We do not apply the hedge accounting currently, so we expect that the new hedge accounting model under IFRS 9 will have no impact on our consolidated financial statements.

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2019.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	January 1, 2020
IAS 1 and IAS 8 Amendments	Definition of Material	January 1, 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1, Note 2.1.2 and Note 2.1.3 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.9%, 2.1%, 1.6%, 2.0% and 1.4% in 2019, 2018, 2017, 2016 and 2015, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Total Revenues	For the year ended December 31,
	2018	2019
	RMB	RMB
	(in millions)
Net premiums earned	532,023	560,278
Life insurance business	436,863	445,719
Health insurance business	80,279	99,575
Accident insurance business	14,881	14,984
Investment income	125,167	139,919
Investment income from securities at fair value through profit or loss	5,153	4,527
Investment income from available-for-sale securities	39,483	43,196
Investment income from held-to-maturity securities	34,657	38,229
Investment income from bank deposits	22,699	26,695
Investment income from loans	22,894	27,111
Other investment income	281	161
Net realized gains on financial assets	(19,591)	1,831
Net fair value gains through profit or loss	(18,278)	19,251
Other income	8,098	8,195

Total	627,419	729,474

Net Premiums Earned

Net premiums earned increased by RMB 28,255 million, or 5.3%, to RMB 560,278 million in 2019 from RMB 532,023 million in 2018.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB 8,856 million, or 2.0%, to RMB 445,719 million in 2019 from RMB 436,863 million in 2018. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB 19,296 million, or 24.0%, to RMB 99,575 million in 2019 from RMB 80,279 million in 2018. This was primarily due to our increased efforts to develop our health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB 103 million, or 0.7%, to RMB 14,984 million in 2019 from RMB 14,881 million in 2018. This was primarily due to the steady growth of our accident insurance business.

Investment Income

Investment income increased by RMB 14,752 million, or 11.8%, from RMB 125,167 million in 2018 to RMB 139,919 million in 2019.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB 626 million, or 12.1%, to RMB 4,527 million in 2019 from RMB 5,153 million in 2018. This was primarily due to a decrease in interest income resulting from a decrease in investments in commercial paper at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB 3,713 million, or 9.4%, to RMB 43,196 million in 2019 from RMB 39,483 million in 2018. This was primarily due to an increase in dividends from available-for-sale equity securities investment stocks.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB 3,572 million, or 10.3%, to RMB 38,229 million in 2019 from RMB 34,657 million in 2018. This was primarily due to an increase in interest income resulting from the increase in the allocation in government agency bonds.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB 3,996 million, or 17.6%, to RMB 26,695 million in 2019 from RMB 22,699 million in 2018. This was primarily due to an increase in interest income resulting from the increase in the allocation in negotiated deposits.

Investment Income from Loans

Investment income from loans increased by RMB 4,217 million, or 18.4%, to RMB 27,111 million in 2019 from RMB 22,894 million in 2018. This was primarily due to an increase in interest income from trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB 21,422 million to gains of RMB 1,831 million in 2019 from losses of RMB 19,591 million in 2018. This was primarily due to an increase in spread income of stocks and funds in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB 37,529 million to gains of RMB 19,251 million in 2019 from losses of RMB 18,278 million in 2018. This was primarily due to an increase in spread income and fair value of stocks in securities at fair value through profit or loss.

Other Income

Other income increased by RMB 97 million, or 1.2%, to RMB 8,195 million in 2019 from RMB 8,098 million in 2018. This was primarily due to the business growth of China Life Pension.

Benefits, Claims and Expenses	For the year ended December 31,
	2018	2019
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	248,736	127,877
Accident and health claims and claim adjustment expenses	40,552	50,783
Increase in insurance contracts liabilities	189,931	330,807
Investment contracts benefits	9,332	9,157
Policyholder dividends resulting from participation in profits	19,646	22,375
Underwriting and policy acquisition costs	62,705	81,396
Finance costs	4,116	4,255
Administrative expenses	37,486	40,275
Other expenses	7,642	9,602
Statutory insurance fund contribution	1,097	1,163

Total	621,243	677,690

Segment information of insurance benefits and claims expenses
Life insurance business	412,876	427,673
Health insurance business	59,689	75,471
Accident insurance business	6,654	6,323

Total	479,219	509,467

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB 30,248 million, or 6.3%, to RMB 509,467 million in 2019 from RMB 479,219 million in 2018.

Life insurance death and other benefits payouts decreased by RMB 120,859 million, or 48.6%, to RMB 127,877 million in 2019 from RMB 248,736 million in 2018. This was primarily due to a decrease in maturities payable. Accident and health claims and claim adjustment expenses increased by RMB 10,231 million, or 25.2%, to RMB 50,783 million in 2019 from RMB 40,552 million in 2018. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB 140,876 million, or 74.2%, to RMB 330,807 million in 2019 from RMB 189,931 million in 2018. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB 14,797 million, or 3.6%, to RMB 427,673 million in 2019 from RMB 412,876 million in 2018. This was primarily due to an increase in the scale of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB 15,782 million, or 26.4%, to RMB 75,471 million in 2019 from RMB 59,689 million in 2018. This was primarily due to the growth in our health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business decreased by RMB 331 million, or 5.0%, to RMB 6,323 million in 2019 from RMB 6,654 million in 2018. This was primarily due to a decrease in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits decreased by RMB 175 million, or 1.9%, to RMB 9,157 million in 2019 from RMB 9,332 million in 2018. This was primarily due to a decrease in the settlement interest rate of universal insurance accounts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB 2,729 million, or 13.9%, to RMB 22,375 million in 2019 from RMB 19,646 million in 2018. This was primarily due to an increase in investment yields from participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB 18,691 million, or 29.8%, to RMB 81,396 million in 2019 from RMB 62,705 million in 2018. This was primarily due to an increase in commissions of regular business due to the growth of our business and the optimization of our business structure.

Finance Costs

Finance costs increased by RMB 139 million, or 3.4%, to RMB 4,255 million in 2019 from RMB 4,116 million in 2018. This was primarily due to an increase in interest paid for bonds payable.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB 2,789 million, or 7.4%, to RMB 40,275 million in 2019 from RMB 37,486 million in 2018. This was primarily due to the growth of our business.

Other Expenses

Other expenses increased by RMB 1,960 million, or 25.6%, to RMB 9,602 million in 2019 from RMB 7,642 million in 2018. This was primarily due to the increase in interest from dividends.

Profit	For the year ended December 31,
	2018	2019
	RMB	RMB
	(in millions)
Profit before income tax	13,921	59,795
Life insurance business	1,630	42,418
Health insurance business	4,100	5,875
Accident insurance business	495	489
Other businesses	7,696	11,013
Income tax	1,985	781
Net profit attributable to equity holders of the company	11,395	58,287

Profit before Income Tax

Our profit before income tax increased by RMB 45,874 million, or 329.5%, to RMB 59,795 million in 2019 from RMB 13,921 million in 2018.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB 40,788 million, or 2,502.3%, to RMB 42,418 million in 2019 from RMB 1,630 million in 2018. This was primarily due to an increase in our gross investment income.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB 1,775 million, or 43.3%, to RMB 5,875 million in 2019 from RMB 4,100 million in 2018. This was primarily due to an increase in our gross investment income.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB 6 million, or 1.2%, to RMB 489 million in 2019 from RMB 495 million in 2018. This was primarily due to an increase in underwriting and policy acquisition costs resulting from structure adjustment of certain of our businesses.

Other Businesses

Profit before income tax in other businesses increased by RMB 3,317 million, or 43.1%, to RMB 11,013 million in 2019 from RMB 7,696 million in 2018. This was primarily due to an increase in our gross investment income.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB 1,204 million, or 60.7%, to RMB 781 million in 2019 from RMB 1,985 million in 2018. This was primarily due to the impact of the new policy on pre-tax deduction of underwriting and policy acquisition costs. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Policy on pre-tax deduction of underwriting and policy acquisition costs”.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB 46,892 million, or 411.5%, to RMB 58,287 million in 2019 from RMB 11,395 million in 2018. This was primarily due to an increase in our gross investment income and the impact of the new policy on pre-tax deduction of underwriting and policy acquisition costs.

Major Assets	As of December 31,
	2018	2019
	RMB	RMB
	(in millions)
Investment assets[1]	3,104,014	3,573,154
Term deposits	559,341	535,260
Held-to-maturity securities	806,717	928,751
Available-for-sale securities	870,533	1,058,957
Securities at fair value through profit or loss	138,717	141,608
Derivative financial assets	—	428
Securities purchased under agreements to resell	9,905	4,467
Cash and cash equivalents	50,809	53,306
Loans	450,251	608,920
Statutory deposits—restricted	6,333	6,333
Investment properties	9,747	12,141
Investment in associates and joint ventures	201,661	222,983
Other assets	150,389	153,580

Total	3,254,403	3,726,734

1.	Beginning in 2018, the scope of investment assets has been revised to include investments in associates and joint ventures.

Investment Assets

Our total investment assets increased by RMB 469,140 million, or 15.1%, to RMB 3,573,154 million as of December 31, 2019 from RMB 3,104,014 million as of December 31, 2018.

Term Deposits

Term deposits decreased by RMB 24,081 million, or 4.3%, to RMB 535,260 million as of December 31, 2019 from RMB 559,341 million as of December 31, 2018. This was primarily due to the maturity of term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB 122,034 million, or 15.1%, to RMB 928,751 million as of December 31, 2019 from RMB 806,717 million as of December 31, 2018. This was primarily due to an increase in the allocation of government agency bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB 188,424 million, or 21.6%, to RMB 1,058,957 million as of December 31, 2019 from RMB 870,533 million as of December 31, 2018. This was primarily due to an increase in the allocation of stocks in available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB 2,891 million, or 2.1%, to RMB 141,608 million as of December 31, 2019 from RMB 138,717 million as of December 31, 2018. This was primarily due to an increase in the fair value of stocks in securities at fair value through profit or loss.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell decreased by RMB 5,438 million, or 54.9%, to RMB 4,467 million as of December 31, 2019 from RMB 9,905 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB 2,497 million, or 4.9%, to RMB 53,306 million as of December 31, 2019 from RMB 50,809 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB 158,669 million, or 35.2%, to RMB 608,920 million as of December 31, 2019 from RMB 450,251 million as of December 31, 2018. This was primarily due to an increase in policy loans and certificates of deposit.

Investment Properties

Investment properties increased by RMB 2,394 million, or 24.6%, to RMB 12,141 million as of December 31, 2019 from RMB 9,747 million as of December 31, 2018. This was primarily due to new investments in investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB 21,322 million, or 10.6%, to RMB 222,983 million as of December 31, 2019 from RMB 201,661 million as of December 31, 2018. This was primarily due to new investments in associates and joint ventures.

Major Liabilities	As of December 31,
	2018	2019
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,216,031	2,552,736
Investment contracts	255,434	267,804
Securities sold under agreements to repurchase	192,141	118,088
Policyholder dividends payable	85,071	112,593
Annuity and other insurance balances payable	49,465	51,019
Interest-bearing loans and borrowings	20,150	20,045
Deferred tax liabilities	–	10,330
Other liabilities	112,821	184,777

Total	2,931,113	3,317,392

Liabilities

Our total liabilities increased by RMB 386,279 million, or 13.2%, to RMB 3,317,392 million as of December 31, 2019 from RMB 2,931,113 million as of December 31, 2018.

Insurance Contracts

Liabilities of insurance contracts increased by RMB 336,705 million, or 15.2%, to RMB 2,552,736 million as of December 31, 2019 from RMB 2,216,031 million as of December 31, 2018 . This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB 12,370 million, or 4.8%, to RMB 267,804 million as of December 31, 2019 from RMB 255,434 million as of December 31, 2018. This was primarily due to an increase in the scale of universal insurance accounts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB 74,053 million, or 38.5%, to RMB 118,088 million as of December 31, 2019 from RMB 192,141 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB 27,522 million, or 32.4%, to RMB 112,593 million as of December 31, 2019 from RMB 85,071 million as of December 31, 2018. This was primarily due to an increase in investment yields from participating accounts.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB 1,554 million, or 3.1%, to RMB 51,019 million as of December 31, 2019 from RMB 49,465 million as of December 31, 2018. This was primarily due to an increase in maturities and annuities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency decreased in 2019. Interest-bearing loans and other borrowings include a three-year bank loan of EUR 67 million with a maturity date on January 18, 2021, a five-year bank loan of GBP 275 million with a maturity date on June 25, 2024, a five-year bank loan of US$ 860 million with a maturity date on September 16, 2024, and a six-month bank loan of EUR 127 million with a maturity date on January 11, 2020 which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate loans, and a five-year bank loan of US$ 970 million with a maturity date on September 27, 2024, a three-year loan of EUR 400 million with a maturity date on December 6, 2020, and a one-year bank loan of US$ 18 million with a maturity date on November 6, 2020, all of which are floating rate loans.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2019 were RMB 10,330 million, and there were no deferred tax liabilities as of December 31, 2018. This change was primarily due to the increase in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2019, equity attributable to our equity holders was RMB 403,764 million, an increase of RMB 85,393 million, or 26.8%, from RMB 318,371 million as of December 31, 2018. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2019.

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

Life Insurance Business

Profit before income tax in the life insurance business decreased by RMB 27,685 million, or 94.4%, to RMB 1,630 million in 2018 from RMB 29,315 million in 2017. This was primarily due to a significant decrease in the gross investment income from public market equity investments due to the overall volatility and downward trend in equity markets.

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

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB 20,858 million, or 64.7%, to RMB 11,395 million in 2018 from RMB 32,253 million in 2017. This was primarily due to a significant decrease in the gross investment income from public market equity investments due to the overall volatility and downward trend in equity markets.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2019, the amount of cash and cash equivalents was RMB 53,306 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2019, the amount of term deposits was RMB 535,260 million.

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

Net cash flow from operating activities amounted to a net inflow of RMB 286,032 million (US$ 41,086 million) in 2019. Net cash flow from operating activities amounted to a net inflow of RMB 147,552 million in 2018. The change was primarily due to a decrease in surrender payments and maturity payments.

Net cash flow from investing activities amounted to a net outflow of RMB 247,515 million (US$ 35,553 million) in 2019. Net cash flow from investing activities amounted to a net outflow of RMB 238,373 million in 2018. This change was primarily due to the needs for investment management.

Net cash flow from financing activities amounted to net outflow of RMB 36,075 million (US$ 5,182 million) in 2019. Net cash flow from financing activities amounted to net inflow of RMB 92,963 million in 2018. This change was primarily due to the needs for liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB 24,707 million which are held in Hong Kong dollars or U.S dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to RMB 2,282 million, in Guangdong Development Bank in December 2006. We used a total of approximately HK$ 12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2019, we had engaged 10 third party overseas investment managers to manage US$ 1,363 million for investment in overseas public markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB 27,810 million. As at the end of 2019, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$ 1,274 million. As at the end of 2019, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities.

In March 2019, we issued bonds in the principal amount of RMB 35 billion in the national inter-bank bond market. The bonds have a 10-year maturity and a fixed coupon rate of 4.28% per annum. We have a conditional right to redeem the bonds on the fifth anniversary of issuance. The proceeds from the issuance of the bonds will be used to replenish our capital so as to enhance our solvency according to applicable laws and approvals from regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2019, 2018 and 2017 are as follows:

	As at December 31, 2017	As at December 31, 2018	As at December 31, 2019

Ratio of assets and liabilities	88.77%	90.07%	89.02%

Insurance Solvency Requirements

We are required to maintain our solvency at a level in excess of minimum solvency levels under C-ROSS solvency regulations, which have been effective from January 1, 2016. Under C-ROSS, the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2017 2018 and 2019:

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
	(RMB in millions, except percentage data)
Core capital	952,030	761,353	706,516
Actual capital	987,067	761,367	706,623
Minimum capital	356,953	303,872	254,503
Core solvency ratio	266.71%	250.55%	277.61%
Comprehensive solvency ratio	276.53%	250.56%	277.65%

The increase in our solvency ratio in 2019 was primarily due to the increase of our gross investment income, improvement of our business structure and the issuance of the capital replenishment bonds in the principal amount of RMB 35 billion.

In 2018, the CBIRC conducted a review under the Solvency Aligned Risk Management Requirements and Assessment framework, or SARMRA, on the solvency aligned risk management of some insurers, including ourselves, and we received one of the highest scores among life insurers that were reviewed. The SARMRA score links the risk management capacity of insurers with capital requirements. In 2019, the CBIRC did not conduct such a review on us, and pursuant to applicable regulatory requirements, we continued to determine our capital requirements based on the score we received in the 2018 review.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2019.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2019	(RMB in millions)
Securities sold under agreements to repurchase	118,088	—	—	—	118,088
Bonds payable	332	2,996	37,996	—	41,324
Annuity and other insurance balances payable	51,019	—	—	—	51,019
Insurance contracts	(179,925)	(209,603)	35,264	5,015,173	4,660,909
Investment contracts	24,020	29,900	(23,462)	606,662	637,120
Interest bearing loans and borrowings	4,776	1,572	16,111	—	22,459
Lease liabilities	1,331	1,491	440	74	3,336
Capital commitments	35,635	15,598	6,775	10,799	68,807

Total	55,276	(158,046)	73,124	5,632,708	5,603,062

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2019. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.

The expected net cash outflows for our insurance contracts are negative in the period not later than 1 year and later than 1 year but not later than 3 years in the above table. This is primarily because we have increased our sales of products with regular premiums, which has resulted in an increase in the proportion of insurance contracts that are in premium payment period. As premiums for products with regular premiums are paid by installments during the premium payment period, insurance future cash inflows occur at an earlier stage of the policy term, while benefits payments and other insurance future cash outflows occur gradually throughout the entire policy period. The expected net cash outflows for our investment contracts are negative in the period later than 3 years but not later than 5 years in the above table. This is primarily because under the terms of some of our insurance contracts, survival benefits payments under these contracts will be transferred to respective investment contracts during the next three to five years, and accordingly, there is expected to be a large amount of cash inflows for some of our investment contracts during the next three to five years. Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2019, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2019. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2019.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions may have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB 2,402 million in profit before income tax in 2019, an increase of RMB 3,074 million in profit before income tax in 2018 and a decrease of RMB 9,023 million in profit before income tax in 2017. The sensitivity analysis of these assumptions is as follows:

•

holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 28,045 million lower or RMB 29,286 million higher, respectively.

•

holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB 1,336 million lower or RMB 1,253 million higher, respectively.

•

holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB 96,131 million higher or RMB 108,946 million lower, respectively.

See also Note 4.1.3 and Note 15 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2019, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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

Name	Date of Birth	Position

Wang Bin	November 1958	Chairman of the board of directors and executive director
Su Hengxuan	February 1963	Executive director and president
Li Mingguang	July 1969	Executive director, vice president, chief actuary and board secretary
Yuan Changqing	September 1961	Non-executive director
Liu Huimin	June 1965	Non-executive director
Yin Zhaojun	July 1965	Non-executive director
Wang Junhui	July 1971	Non-executive director
Chang Tso Tung Stephen	November 1948	Independent director
Robinson Drake Pike	October 1951	Independent director
Tang Xin	September 1971	Independent director
Leung Oi-Sie Elsie	April 1939	Independent director
Ruan Qi	July 1966	Vice president
Zhan Zhong	April 1968	Vice President
Huang Xiumei	June, 1967	Vice president and person in charge of finance (subject to the approval of CBIRC)
Yang Hong	February 1967	Vice President
Zhao Guodong	November 1967	Assistant president
Xu Chongmiao	October 1969	Compliance officer

Directors

Wang Bin has been an executive director and the chairman of the board of directors of our company since December 2018, and the chairman of the board of directors and the secretary to the party committee of CLIC, the chairman of the board of directors of AMC, the chairman of the board of directors of China Life Insurance (Overseas) Company Limited and a director and the chairman of the board of directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions with nearly 30 years of experience in financial management. He has worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the general manager of Jiangxi Branch of Agricultural Development Bank of China, and the president of Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He also served as the vice president of the Bank of Communications from 2005 to 2012 and concurrently served as an executive director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the chairman of the board of directors and the secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Su Hengxuan has been an executive director of our company since December 2018 and has been our president since April 2019. He has served as the vice president of CLIC since December 2017. He was the president of China Life Pension from March 2015 to February 2018. Mr. Su served various positions in our company from 2000 to 2015, including the deputy general manager of our Henan Branch, the general manager of the individual insurance department of our company, the general manager of the individual insurance sales department of our company and as an assistant to the president and the vice president of our company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance businesses.

Li Mingguang has been an executive director of our company since August 2019. He has been a vice president of our company since November 2014 and our chief actuary since March 2012. He has been the chief actuary of China Life Pension since May 2012. Mr. Li has been our board secretary since June 2017. Mr. Li joined our company in 1996 and subsequently served as deputy division chief, division chief, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Working Committee and the secretary-general of the first and the second session of the China Association of Actuaries. He is currently an executive director of the China Association of Actuaries, and a member of the China National Master of Insurance Education Supervisory Committee.

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

Liu Huimin has been a non-executive director of our company since July 2017. He has been the vice president of CLIC since September 2013. He served as the vice president of AMC from 2004, and the president and director of the same company from 2006, during which he concurrently served as the chairman of China Life Franklin Asset Management Company Limited and the chairman of China Life AMP Asset Management Co., Ltd., etc. Mr. Liu graduated from Peking University with a doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a master’s degree in development economics and the Peking University with a bachelor’s degree in national economic management, respectively.

Yin Zhaojun has been a non-executive director of our company since July 2017. He has been the president of CGB since September 2019 and the vice president of CLIC since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as the assistant to the president of Beijing branch and the vice president of Shanxi branch of the Bank of Communications from 2005, and as the president of Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from China University of Political Science and Law with a master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of Beijing College of Finance and Commerce with a bachelor’s degree in economics.

Wang Junhui has been a non-executive director of our company since August 2019. He has been the chief investment officer of CLIC and president of China Life Asset Management Company Limited since August 2016, the chairman of China Life Franklin Asset Management Company Limited since September 2016, and the chairman of China Life AMP Asset Management Co., Ltd. since December 2016. From 2004 to 2016, he served as an assistant to the president and the vice president of China Life Asset Management Company Limited, and the president of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the director of the investment department and an assistant to the general manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Chang Tso Tung Stephen has been an independent director of our company since October 2014. He served as the vice chairman of the Greater China Region of Ernst & Young, the managing partner for professional services and the chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an independent non-executive director of Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Chang has been practicing as a certified public accountant in Hong Kong for approximately 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a bachelor’s degree of science from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

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

Tang Xin has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the deputy head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, the chairman of the independent director committee of the China Association for Public Companies, and an independent director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2008 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

Leung Oi-Sie Elsie has been an independent director of our company since July 2016. She was previously the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong, the deputy director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a notary public and a China-appointed attesting officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an independent non-executive director of United Company RUSAL Plc since December 2009, an independent non-executive director of China Resources Power Holdings Company Limited since April 2010. She has been an independent non-executive director of PetroChina Company Limited since June 2017.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Date of Birth	Position

Jia Yuzeng	June 1962	Chairperson of the board of supervisors
Luo Zhaohui	March 1974	Supervisor
Han Bing	November 1971	Supervisor
Cao Qingyang	May 1963	Employee representative supervisor
Wang Xiaoqing	October 1965	Employee representative supervisor

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

Luo Zhaohui has been a supervisor of our company since February 2018. Mr. Luo worked at the risk management department of China Life Insurance Company and the general office of CLIC from August 2002 to August 2013, and was appointed as the senior manager of the comprehensive information division of the general office of CLIC in May 2009 and an assistant to the general manager of the strategic planning department of CLIC in August 2013. Mr. Luo was seconded to our Shijiazhuang branch in Hebei Province as the deputy general manager during the period from November 2013 to October 2015, and was then appointed as the deputy general manager of the strategic planning department of CLIC in July 2016. He has served as the general manager of the strategic planning department of CLIC since November 2019. Mr. Luo has been long been involved in strategic management related work, with considerable working experience in such aspects as risk management, market analysis and research and life insurance operations, as well as strategic planning and management. Mr. Luo, a senior economist, graduated from Peking University, majoring in finance with a doctoral degree.

Han Bing has been a supervisor of our company since July 2019. He has been the general manager of the human resources department of our company since December 2018. He served as the general manager of the human resources department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the deputy general manager and the secretary to the discipline inspection committee of Ningbo branch, and the deputy general manager and the secretary to the discipline inspection committee of Tibet Autonomous Region branch of our company. During the period from 2006 to 2014, he served as the deputy general manager of the human resources department of our company. Mr. Han graduated from Beijing College of Economics in 1994, majoring in labor economy with a bachelor’s degree in economics.

Cao Qingyang has been a supervisor of our company since July 2019. He has been the general manager of the product development department of our company since February 2011. From 2008 to 2011, he successively served as the deputy general manager of Tianjin branch and the group leader of the statistics working group of our company. From 2004 to 2008, he successively served as the general manager of the investor relations department, the deputy secretary-general of the board secretariat and concurrently the general manager of the investor relations department, and the deputy secretary-general of the board secretariat of our company. Mr. Cao Qingyang graduated from Nankai University in 2004, majoring in finance with a doctoral degree in economics.

Wang Xiaoqing has been a supervisor of our company since December 2019. She has been serving as the deputy general manager of the risk management department of our company since April 2018. From May 2016 to April 2018, she served as the secretary to the discipline inspection committee of our Tibet branch. From 2008 to 2016, she successively served as an assistant to the general manager of the individual insurance sales department, the deputy general manager of No. 5 business management department in the Beijing branch, an assistant to the general manager and the deputy general manager of the county insurance management department, and the deputy general manager of the audit department of our company. From 2001 to 2008, she successively served as the deputy division chief of the agent training division and the deputy division chief of the sales inspection division, the division chief of the agent management division, and the division chief of the comprehensive development division of the individual insurance sales department of our company. Ms. Wang Xiaoqing graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

Senior Management

Su Hengxuan, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang see “—Directors and Senior Management—Directors” for his profile.

Ruan Qi has been a vice president of our company since April 2018. He has been the chief information technology officer of our company from January 2018 to April 2018. Mr. Ruan served as the chief information technology officer and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from October 2016 to January 2018. He also served as the general manager (at the general manager level of the provincial branches) of the information technology department of our company from March 2016 to October 2016. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He successively served as the deputy division chief of the computer division of our Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of our company from 2000 to 2004. Mr. Ruan is a senior engineer. He graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering; and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Zhan Zhong has been a vice president of our company since July 2019. He has been the marketing director of our company since August 2017. He has been the general manager (at the general manager level of the provincial branches) of the individual insurance division of our company since July 2014 and was an employee representative supervisor of our company from July 2015 to August 2017. Mr. Zhan served as the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the deputy general manager (responsible for daily operations) and the general manager of the individual insurance division of our company. From 2005 to 2009, he successively served as the general manager of the individual insurance division of our Guangdong branch and an assistant to the general manager of our Guangdong branch. From 1996 to 2005, he successively served as the director of the marketing department of the Chengdu high-tech sub-branch, and an assistant to the manager and the manager of the marketing department of the Chengdu branch of Zhongbao Life Insurance Company, and the deputy general manager of the Chengdu branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Huang Xiumei has been appointed by our board of directors as our vice president and the person in charge of finance since April 23, 2020 (the qualification of her appointment is still subject to the approval of the CBIRC). Ms. Huang is currently the vice president, the board secretary and person in charge of finance of China Life Pension Company Limited. From 2014 to 2016, she served as the financial controller and the general manager of the financial management department of our company. From 2005 to 2014, Ms. Huang Xiumei held various positions at our Fujian branch, including the assistant to the general manager, the deputy general manager, the branch head, the deputy general manager (responsible for daily operations) and the general manager. From 1999 to 2005, she served as the deputy division chief of the planning and finance division, the manager of the planning and finance department and the manager of the finance department of our Fujian branch, and during the period from 2004 to 2005, she also served as the deputy general manager of our Fuzhou branch. Ms. Huang Xiumei graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

Yang Hong has been a vice president of our company since July 2019. She has been the operating director of our company since March 2018. She has been the general manager of the operation service center of our company since January 2018. Ms. Yang successively served as the deputy general manager (responsible for daily operations) and general manager of the research and development center, the general manager (at the general manager level of the provincial branches) of the business management department and the general manager (at the general manager level of the provincial branches) of the business process management department of our company from 2011 to 2018. From 2002 to 2011, she successively served as an assistant to the general manager and the deputy general manager of the business management department, and the general manager of the customer service department of our company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

Zhao Guodong has been an assistant to the president of our company since October 2019. He served as the general manager of our Jiangsu branch from July 2018. During the period from 2016 to 2018, he successively served as the deputy general manager (responsible for daily operation) and the general manager of our Chongqing branch, and the general manager of our Hunan branch. From 2007 to 2016, he successively served as the deputy general manager of our Fujian branch and the deputy general manager of our Hunan branch. From 2001 to 2007, he was the deputy general manager of our Changde Branch in Hunan and the general manager of our Yiyang branch. Mr. Zhao graduated from Hunan College of Computer Science majoring in computer software in 1988, and from China Central Radio and TV University majoring in business administration in 2006.

Xu Chongmiao has been the compliance officer of our company since July 2018. He has been the general manager of the legal and compliance department and the legal officer of our company since September 2014. From 2006 to 2014, he successively served as the deputy general manager of the legal affair department, the deputy general manager of the legal and compliance department and the legal officer at the general manager level of our company. From 2000 to 2006, he successively served as the deputy division chief of the regulations division of the development and research department and a senior regulations researcher of the legal affairs department of our company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2019. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2019 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2019. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Wang Bin	0	—	0	—	0
Su Hengxuan(2)	0	—	0	—	0
Li Mingguang(3)	143.20	—	23.00	—	166.20
Zhao Peng(4)	—	—	—	—	—
Yuan Changqing	0	—	0	—	0
Liu Huimin	0	—	0	—	0
Yin Zhaojun	0	—	0	—	0
Wang Junhui(5)	0	—	0	—	0
Xu Hengping(6)	0.85	—	1.79	—	2.64
Xu Haifeng(7)	60.51	—	10.09	—	70.60
Chang Tso Tung Stephen	32	—	0	—	32
Robinson Drake Pike	32	—	0	—	32
Tang Xin	32	—	0	—	32
Leung Oi-Sie Elsie	30	—	0	—	30
Jia Yuzeng	125.30	—	22.95	—	148.25
Shi Xiangming(8)	9.53	—	4.67	—	14.20
Luo Zhaohui	0	—	0	—	0
Han Bing(9)	25.28	—	16.94	—	42.22
Cao Qingyang(10)	28.58	—	15.41	—	43.99
Wang Xiaoqing(11)	3.96	—	2.82	—	6.78
Tang Yong(12)	4.74	—	2.78	—	7.52
Song Ping(13)	48.44	—	30.74	—	79.18
Huang Xin(14)	0	—	0	—	0

Total	576.39	—	131.19	—	707.58

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Appointed as executive director on December 20, 2018 and as president on April 2, 2019.

(3)	Appointed as executive director on August 16, 2019.

(4)

Appointed as executive director in February 2020 and resigned as executive director in April 2020. During 2019, Mr. Zhao served as a senior executive officer of our company but did not serve as a director. As a result, for the year of 2019, he did not receive compensation paid to directors. For details of the compensation we paid to him for serving as our senior executive officer, please see the table below on compensation we paid to our senior executive officers.

(5)	Appointed as non-executive director on August 16, 2019.

(6)	Resigned as executive director on January 24, 2019.

(7)	Resigned as executive director on June 28, 2019.

(8)	Resigned as supervisor on February 18, 2019.

(9)	Appointed as supervisor on July 12, 2019.

(10)	Appointed as employee representative supervisor on July 12, 2019.

(11)	Appointed as employee representative supervisor on December 27, 2019.

(12)	Resigned as supervisor on July 22, 2019.

(13)	Resigned as employee representative supervisor on January 3, 2020.

(14)	Resigned as employee representative supervisor on July 22, 2019.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors, our assistant president and our compliance officer, for the year ended December 31, 2019. The total compensation package for our executive officers for the year ended December 31, 2019 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2019. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Ruan Qi	125.30	—	22.95	—	148.25
Zhan Zhong	119.33	—	26.48	—	145.81
Yang Hong	119.33	—	26.52	—	145.85
Zhao Guodong(2)	16.25	—	5.71	—	21.96
Xu Chongmiao	52.80	—	31.89	—	84.69
Zhao Peng(3)	93.98	—	17.38	—	111.36
Zhao Lijun(4)	95.47	—	15.19	—	110.66
Xiao Jianyou(5)	52.21	—	9.84	—	62.05

Total	674.67	—	155.96	—	830.63

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Appointed as assistant president on October 25, 2019.

(3)	Resigned as vice president in April 2020.

(4)	Resigned as vice president in August 2019.

(5)	Resigned as vice president in May 2019.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director who is also our executive officer, one supervisor and three members of senior management, during the year ended December 31, 2019, was approximately RMB 7.54 million (US$ 1.08 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2019, was approximately RMB 1.66 million.

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2019. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 31 to our consolidated financial statements included elsewhere in this annual report.

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

Board Committees

We have established the following standing committees: an audit committee, a nomination and remuneration committee, a risk management and consumer rights protection committee, a strategy and assets and liabilities management committee, and a connected transactions control committee.

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

The primary duties of the risk management and consumer rights protection committee are to formulate our risk control benchmark system, to discuss with and assist the management in establishing and improving our risk management and internal control system, to supervise the management and the department in charge of consumer rights protection, to review our risk preference and tolerance policy, to formulate our risk management policy, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises. Our risk management and consumer rights protection committee is currently comprised of Leung Oi-Sie Elsie, Li Mingguang, Liu Huimin and Yin Zhaojun. Ms. Leung-Oi-Sie Elsie serves as the chairman.

The primary duties of the strategy and assets and liabilities management committee are to formulate our long-term development strategies, and to conduct research and to make recommendations on significant matters and policies and systems in respect of the management of assets and liabilities, the management system for insurance fund usage and significant strategic investments. Our strategy and assets and liabilities management committee is currently comprised of Chang Tso Tung Stephen, Su Hengxuan, Wang Junhui and Leung Oi-Sie Elsie. Mr. Chang Tso Tung Stephen serves as the chairman.

The primary duties of the connected transactions control committee are to determine our connected persons, to administer, examine and approve connected transactions, to conduct risk control of connected transactions, with a particular focus on compliance and the fairness and necessity of connected transactions, so as to provide a basis for the decision-making by the board of directors in respect of the management of connected transactions. Our connected transactions control committee is currently comprised of four independent directors including Tang Xin, Robinson Drake Pike, Chang Tso Tung Stephen and Leung Oi-Sie Elsie. Mr. Tang Xin serves as the chairman.

D. EMPLOYEES

As of December 31, 2017, 2018 and 2019, we had approximately 102,297, 102,817 and 103,826 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2017, 2018 and 2019.

	As of December 31
	2017		2018		2019
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	22,307	21.81%	23,166	22.53%	18,495	17.81%
Financial and auditing staff	5,122	5.01%	5,140	5.00%	4,911	4.73%
Sales and sales management staff	38,859	37.99%	40,194	39.09%	46,678	44.96%
Insurance verification, claims processing and customer service staff	27,960	27.33%	26,695	25.96%	25,622	24.68%
Other professional and technical staff(1)	4,106	4.01%	4,274	4.16%	4,749	4.57%
Other	3,943	3.85%	3,348	3.26%	3,371	3.25%

Total(2)	102,297	100%	102,817	100.00%	103,826	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2017, 2018 and 2019, we had approximately 1,578,000 and 1,439,000 and 1,613,000 exclusive agents, respectively. During 2019, we continued to improve both the quantity and quality of our agent force by taking advantage of the online recruitment channel. Our agent force has been an important driver of our business growth. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents.”

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior managers is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 10, 2020 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc. (1)	659,561,395 (Long position) 644,000 (Short position)	8.86 0.01	% %	2.33 0.00	% %

Note (1):

BlackRock, Inc. was interested in a total of 659,561,395 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management (Schweiz) AG and BlackRock Mexico Operadora were interested in 7,076,000 H shares, 12,931,000 H shares, 147,939,588 H shares, 195,346,000 H shares, 11,239,000 H shares, 12,208,241 H shares, 1,038,000 H shares, 7,500,000 H shares, 32,765,508 H shares, 1,086,000 H shares, 2,512,000 H shares, 1,254,000 H shares, 55,831,318 H shares, 90,590,000 H shares, 33,327,060 H shares, 458,000 H shares, 38,189,155 H shares, 5,154,800 H shares, 2,711,000 H shares, 60,000 H shares and 344,725 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 659,561,395 H shares, 11,038,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 644,000 H shares (0.01%). Of these 644,000 H shares, 501,000 H shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2019 and April 10, 2020, there were, respectively, 25,347,810 ADRs representing 126,739,050 H shares, with 53 registered holders, and 24,529,235 ADRs representing 122,646,175 H shares, with 52 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in China Life Overseas, a 100% equity interest in China Life Investment Holding Company Limited, or IHC, and a 100% equity interest in China Life E-commerce Company Limited, or China Life E-commerce. CLIC, AMC, CLPCIC, China Life Overseas, IHC and China Life E-commerce are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. China Life Wealth and AMP are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. Chongqing International Trust Inc., or Chongqing Trust, is an associate of CLIC and CLPCIC by virtue of its acting as the trustee of a trust scheme of which CLPCIC is a beneficiary, and is therefore also a connected person of the Company under the HKSE Listing Rules. China Life Capital Investment Company Limited, or China Life Capital, an indirect wholly owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company under the HKSE Listing Rules.

During the reporting period, we entered into the following new related party transactions with these companies:

•	On May 29, 2019, we entered into a supplemental agreement to the insurance sales framework agreement with CLPCIC;

•	On December 31, 2019, we and China Life Capital entered into a new cooperation framework agreement for investment management with insurance funds;

•	On December 26, 2019, we entered into a new framework agreement for daily connected transaction with CGB;

•	On December 27, 2019, we entered into a new framework agreement with Chongqing Trust in relation to daily connected transactions; and

•

On December 31, 2019, September 6, 2019, December 3, 2019 and February 17, 2020, we, CLIC, CLPCIC and IHC each entered into a new framework agreement in relation to certain daily connected transactions with AMP.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC, IHC, China Life Pension, CLPCIC, China Life Capital, China Life Wealth, AMP and Chongqing Trust in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 43.686% equity interest in CGB and are the largest shareholder of CGB. Our chairman and executive director, Wang Bin, serves as the chairman of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. On December 26, 2019, we entered into a new framework agreement with CGB for daily related party transactions. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

Continuing Related Party Transactions with CLIC

During the reporting period, we engaged in continuing related party transactions with CLIC. These transactions are governed by several agreements between CLIC and us, including a restructuring agreement, a policy management agreement, a trademark license agreement and a non-competition agreement. A detailed discussion of these agreements is set forth in Note 34 to our consolidated financial statements included elsewhere in this annual report and under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2009.

Our policy management agreement with CLIC expired on December 31, 2017. On December 26, 2017, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2020. During its term, this new agreement may be terminated by either party giving to the other party not less than 90 days’ prior written notice. Pursuant to this new policy management agreement, we continued to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2020 is RMB 708 million. The service fees paid by CLIC to us under the new policy management agreement for the year ended on December 31, 2019 were RMB 574.58 million (US$ 82.5 million).

Continuing Related Party Transactions with AMC

Asset Management Agreement between AMC and Us

On December 28, 2018, we entered into an asset management agreement with AMC for a term of three years effective from January 1, 2019 and expiring on December 31, 2021. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We retain the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the agreement. We have the right to establish, amend and change the investment guidelines and also have the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the agreement, we agreed to pay service fees to AMC, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis and is calculated according to the net asset value of the assets under management and a fixed management fee rate of 0.05% per annum. The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by us with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by us based on the results of its annual appraisal of AMC. The management fee rate for directive operation investments or special projects will be separately negotiated by the parties and specified in the investment guidelines. The service fees under the agreement were determined by us and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to us in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by us to AMC under the asset management agreement for each of the three years ending on December 31, 2021 is RMB 2,000 million. The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2019 were RMB 1,352.57 million (US$ 194.3 million).

Asset Management Agreement between AMC and CLIC

On December 29, 2018, AMC and CLIC entered into an asset management agreement for a term expiring on December 31, 2021. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, amend and change the investment guidelines and also has the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a base service fee for asset management at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interest of debt investment plans, equity investment plans, project asset-backed plans and customized non-standard products) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. After the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment returns. The service fees under the agreement will be determined by CLIC and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by CLIC to AMC under the asset management agreement for the three years ending on December 31, 2021 is RMB 320 million, RMB 310 million and RMB 300 million, respectively. The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2019 were RMB 89.27 million (US$ 12.8 million).

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

The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2019 was approximately RMB 82.12 million (US$ 11.8 million).

Asset Management Agreement with IHC

On December 31, 2018, we entered into an asset management agreement with IHC, which took effect from January 1, 2019 with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the asset management agreement, IHC will invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of companies, related financial products and quasi-securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

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

The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the agreement and our investment guidelines. The floating management fee and the performance-based fee are calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The real estate operation management service fee is paid on a quarterly basis, calculated separately for the well-developed real estate projects and the new real estate projects. With respect to the well-developed real estate projects, the real estate operation management service fee is calculated by multiplying the earnings before interest, taxes, depreciation of fixed assets and amortization of intangible assets, long-term deferred assets and prepaid interest (“EBITDA”) derived from the relevant real estate project in a given year, by the fee rate of 3%. With respect to the new real estate projects, the real estate operation management service fee is calculated as follows: (i) the real estate operation management service fee for the first three years will be calculated by multiplying the estimated EBITDA derived from the relevant real estate project in the fourth year by the fee rate of 3%; and (ii) commencing from the fourth year, the real estate operation management service fee will be calculated in the same manner as the well-developed real estate projects as mentioned above. In addition, the assets entrusted by us to IHC will also be partially used for the subscription of the related financial products established and issued by IHC or of which IHC has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans. For each of the three years ending December 31, 2021, the annual cap on the amount of the basic service fee, floating management fee, performance-based fee and the real estate operation management service fee payable by us to IHC is RMB 1,391 million, RMB 1,982 million and RMB 2,266 million, respectively. For each of the three years ending December 31, 2021, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB 200,000 million, RMB 200,000 million and RMB 200,000 million, respectively. For the year ending December 31, 2019, the contractual amount of assets newly entrusted by us to IHC for investment and management was RMB 13,110.00 million (US$ 1,883.1 million) and the fees paid by us to IHC were RMB 652.75 million (US$ 93.8 million).

Continuing Related Party Transaction with China Life Pension

On March 22, 2014, we, CLIC and AMC entered into an agreement for the entrustment and management of enterprise annuity funds with China Life Pension. This agreement will be automatically renewed for a successive three-year term, provided that no objection has been raised by any party within one month prior to the expiration of the agreement. The agreement became effective retroactively to December 2, 2013 and expired on December 31, 2016. After that, the agreement has been renewed for two successive three-year terms in 2016 and 2019, respectively. Under the agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of the Company, CLIC and AMC. China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of the Company, CLIC and AMC. In consideration of the services provided by China Life Pension, we, CLIC and AMC agreed to pay China Life Pension entrusted management fee, account management fees and investment management fee.

Continuing Related Party Transactions with CLPCIC

On January 31, 2018, we entered into an insurance sales framework agreement with CLPCIC for a term of three years from March 8, 2018 to March 7, 2021. Under the insurance sales framework agreement, CLPCIC entrusted us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis, which includes sales management fee and sales service fee. The sales management fee will be calculated by the parties on the basis of the principles of equality and fairness. The sales service fee will be determined according to the standard of service fees for specific insurance products as agreed by the branches of the parties based on market principles. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the insurance sales framework agreement for the three years ending December 31, 2020 are RMB 4,260 million, RMB 5,540 million and RMB 7,050 million, respectively. On May 29, 2019, we and CLPCIC entered into a supplemental agreement to the insurance sales framework agreement to make certain changes to the definition of management fees paid by CLPCIC to us.

The service fees paid to us for the year ended December 31, 2019 were RMB 2,297.42 million (US$ 330.0 million).

Continuing Related Party Transactions with China Life Capital

On June 7, 2018, we and China Life Capital entered into a cooperation framework agreement which expired on December 31, 2019. On December 31, 2019, we and China Life Capital entered into a new cooperation framework agreement with a term ending on December 31, 2022. Under this new agreement, we continued to subscribe as limited partner for the fund products in which insurance funds are permitted for investment (“Fund Products”) and of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. We will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the new framework agreement. Upon execution of the specific agreements, we will make our capital contribution as required by the payment notice of the general partner. The capital contribution to be made by us will be funded by our internal resources. As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management and consulting services to the Fund Products. The investment scope of the Fund Products includes real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructure assets, corporate shareholdings in relation to the operation of such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts and quasi-real estate investment trusts). For the three years ending December 31, 2022, the annual caps for the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are RMB 5,000 million, RMB 5,000 million and RMB 5,000 million, respectively, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are RMB 200 million, RMB 200 million and RMB 200 million respectively.

For the year ended December 31, 2019, the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner were RMB 3,010.00 million (US$ 432.4 million) and the management fee charged by China Life Capital as the general partner or the manager of the Fund Products were RMB 38.51 million (US$ 5.5 million).

Framework Agreements with China Life Wealth

Framework Agreement between China Life Wealth and Us

On December 28, 2017, we and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, we will enter into certain daily transactions with China Life Wealth, including asset management services and sales agency services for asset management products. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by us for asset management services are RMB 240 million, RMB 240 million and RMB 240 million, respectively; the annual caps on the fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB 100 million, RMB 100 million and RMB 100 million, respectively, and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2019, the fee payable by us for asset management services was RMB 3.60 million (US$ 0.5 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB 0 million, and the fees for other daily transactions were RMB 12.28 million (US$ 1.8 million).

Framework Agreement between China Life Wealth and CLIC

On December 27, 2017, CLIC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, CLIC and China Life Wealth will conduct certain daily transactions, including asset management services and advisory services. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2020, the annual caps on the management fee payable by CLIC for asset management services are RMB 50 million, RMB 120 million and RMB 180 million, respectively, and the annual caps on the advisory fee payable by CLIC for the advisory services are RMB 50 million, RMB 80 million and RMB 120 million, respectively.

For the year ended December 31, 2019, the management fee payable by CLIC for asset management services was RMB 1.35 million (US$ 0.2 million) and the advisory fee payable by CLIC was RMB 3.04 million (US$ 0.4 million).

Framework Agreement between China Life Wealth and CLPCIC

On December 29, 2017, CLPCIC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, CLPCIC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by CLPCIC for asset management services are RMB 50 million, RMB 150 million and RMB 240 million, respectively; the annual caps on the advisory fee payable by CLPCIC for the advisory services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; and the annual caps on the fees for other daily transactions are RMB 150 million, RMB 400 million and RMB 700 million, respectively.

For the year ended December 31, 2019, the management fee payable by CLPCIC for asset management services was RMB 0.56 million (US$ 0.1 million), the advisory fee payable by CLPCIC for advisory services was RMB 5.88 million (US$ 0.8 million), and the fees for other daily transactions were RMB 0.01 million (US$ 1,436).

Framework Agreement between China Life Wealth and IHC

On December 20, 2017, IHC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, IHC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for asset management services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; the annual caps on the advisory fee for the advisory services are RMB 40 million, RMB 80 million and RMB 120 million, respectively; and the annual caps on the fees for other daily transactions are RMB 20 million, RMB 80 million and RMB 160 million, respectively.

For the year ended December 31, 2019, the management fee for asset management services was RMB 0.54 million (US$ 77,566), the advisory fee for the advisory services was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

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

For the year ended December 31, 2019, there was no payment made under the agreement.

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

For the year ended December 31, 2019, the fee payable by China Life Pension for asset management services was RMB 0 million, the advisory fee for the advisory services payable by China Life Pension was RMB 0.24 million (US$ 33,474), and the fees for other daily transactions payable by China Life Pension were RMB 0 million.

Framework Agreements with AMP

Framework Agreement between AMP and Us

On December 30, 2016, we and AMP entered into a framework agreement which expired on December 31, 2019. On December 31, 2019, we and AMP entered into a new framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022 . Under the new agreement, we will continue to enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 72,600 million, RMB 72,600 million and RMB 72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB 700 million, RMB 800 million and RMB 900 million, respectively; the annual caps on the management fee (including performance-based fee) payable by us for the asset management for specific clients are RMB 300 million, RMB 400 million and RMB 500 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2019, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 20,475.00 million (US$ 2,941.0 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 7,951.54 million (US$ 1,142.2 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0.87 million (US$ 0.1 million), the management fee (including performance-based fee) paid by us for the asset management for specific clients was RMB 31.20 million (US$ 4.5 million) and the fees for other daily transactions were RMB 6.68 million (US$ 1.0 million).

Framework Agreement between AMP and China Life Pension

On December 23, 2016, China Life Pension and AMP entered into a framework agreement which expired on December 31, 2019. Under the agreement, China Life Pension will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ended December 31, 2019, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products were RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products were RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP were RMB 100 million, RMB100 million and RMB 100 million, respectively; the annual caps on the management fee and performance-based fee payable by China Life Pension for the asset management for specific clients were RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions were RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2019, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 1,426.49 million (US$ 204.9 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 1,403.22 million (US$ 201.6 million), the sales commission fee and client maintenance fee paid by AMP was RMB 0 million, the management fee (including a performance-based fee) paid by China Life Pension for asset management for specific clients was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Framework Agreement between AMP and CLIC

On December 16, 2016, CLIC and AMP entered into a framework agreement which expired on December 31, 2019. On September 6, 2019, CLIC and AMP entered into a new framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the new agreement, CLIC will continue to enter into certain daily transactions with AMP, including subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; and the annual caps on the management fee by CLIC for the private asset management (including a performance-based fee) are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2019, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 1,100.00 million (US$ 158.0 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 1,430.66 million (US$ 205.5 million) and the management fee (including performance-based fee) payable by CLIC for the asset management for specific clients were RMB 22.96 million (US$ 3.3 million).

Framework Agreement between AMP and CLPCIC

On December 22, 2016, CLPCIC and AMP entered into a framework agreement which expired on December 31, 2019. On December 3, 2019, CLPCIC and AMP entered into a new framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the new agreement, CLPCIC will continue to enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB 10,000 million, RMB 10,000 million and RMB 10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps for the redemption fee for the fund products are RMB 100 million, RMB 100 million and RMB 100 million, respectively; the annual caps on the management fee (including a performance-based fee) payable by CLPCIC for the asset management for specific clients are RMB 100 million, RMB 100 million and RMB 100 million, respectively; and the annual caps on the fees for other daily transactions are RMB 100 million, RMB 100 million and RMB 100 million, respectively.

For the year ended December 31, 2019, the subscription price for fund products, the redemption price for fund products, the subscription fee for fund products, the redemption fee for the fund products and the sales commission fee and client maintenance fee paid by AMP were RMB 0 million, and the management fee (including a performance-based fee) payable by CLPCIC for asset management for specific clients was RMB 4.84 million (US$ 0.7 million) and the fees for other daily transactions were RMB 0.09 million (US$ 12,928).

Framework Agreement between AMP and IHC

On December 20, 2017, AMP and IHC entered into a framework agreement which expired on December 31, 2019. On February 17, 2020, IHC and AMP entered into a new framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under this new agreement, IHC will continue to enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB 10,000 million; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB 10,000 million; the annual caps on the management fee (including a performance-based fee) payable by IHC and its subsidiaries for the asset management for specific clients are RMB 150 million; the annual caps on the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients are RMB 150 million; the annual caps on the advisory fee paid by IHC and its subsidiaries for the advisory services are RMB 150 million; the annual caps on the advisory fee paid by AMP and its subsidiaries for the advisory services are RMB 150 million, and the annual caps on the fees for other daily transactions are RMB 150 million.

For the year ended December 31, 2019, the subscription price and corresponding subscription fee for the subscription of fund products was RMB 104.34 million (US$ 15.0 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB 296.81 million (US$ 42.6 million), the management fee (including a performance-based fee) payable by IHC for asset management for specific clients was RMB 0 million, and the fees for other daily transactions were RMB 0 million.

Agreements with Chongqing Trust

Framework Agreement between Chongqing Trust and Us

On June 21, 2017, we entered into a framework agreement with Chongqing Trust in relation to the subscription and redemption of trust products and other daily transactions. The framework agreement expired on December 31, 2019. On December 27, 2019, we entered into a new framework agreement with Chongqing Trust for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the new framework agreement, we and Chongqing Trust will continue to enter into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending December 31, 2022, the annual caps on the total amount of subscription and redemption of trust products are RMB 30,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); and the annual caps on the fees for other daily transactions are RMB 100 million.

For the year ended December 31, 2019, the subscription amount for the subscription of trust products was RMB 14,300.63 million (US$ 2,054.2 million) (including the trustee’s remuneration of RMB 20.52 million (US$ 2.9 million) received by Chongqing Trust from the trust assets), the redemption amount for the redemption of trust products was RMB 0 million and the fees for other daily transactions were RMB 0 million.

Framework Agreement between Chongqing Trust and AMC

On November 7, 2018, AMC entered into a framework agreement with Chongqing Trust, pursuant to which AMC and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products and asset management services. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ended December 31, 2019, the annual caps on the amount of subscription by AMC and the asset management products managed by it of the trust products issued by Chongqing Trust were RMB 1,200 million and RMB 1,800 million, respectively (including the trustee’s remuneration of no more than RMB100 million and RMB150 million, respectively, per year to be received by Chongqing Trust from the trust assets); the annual caps on the management fee for asset management services were RMB100 million and RMB 150 million, respectively, and the annual caps on the fees for other daily transactions were RMB 100 million and RMB 100 million, respectively. The framework agreement expired on December 31, 2019.

For the year ended December 31, 2019, there was no payment made under the agreement.

Framework Agreement between Chongqing Trust and China Life Wealth

On December 29, 2017, China Life Wealth entered into a framework agreement with Chongqing Trust, pursuant to which China Life Wealth and Chongqing Trust will conduct certain daily transactions, mainly including the subscription of trust products, asset management services, advisory services and other daily transactions. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the two years ended December 31, 2019, the annual caps on the subscription amount of the trust products were RMB 10,000 million and RMB 10,000 million, respectively (including the trustee’s remuneration of no more than RMB150 million per year to be received by Chongqing Trust from the trust assets); the annual caps on the management fee for asset management services were RMB 150 million and RMB 150 million, respectively, the annual caps on the advisory fee for advisory services were RMB 150 million and RMB 150 million, respectively; and the annual caps on the fees for other daily transactions were RMB 100 million and RMB 100 million, respectively. The framework agreement expired on December 31, 2019.

For the year ended December 31, 2019, there was no payment made under the agreement.

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

On August 12, 2016, we entered into an insurance products cooperation agreement with CGB, pursuant to which CGB will sell our individual insurance products suitable for sale through banks, as jointly selected by CGB and us. This agreement expired in August 2018. On October 19, 2018, we entered into a new insurance products cooperation agreement with CGB. This agreement has a term of two years. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 0.8% to 38%.

On January 12, 2017, we entered into a framework agreement with CGB for daily related party transactions. This agreement expired on December 31, 2019. On December 26, 2019, we entered into a new framework agreement for daily connected transaction with CGB. Pursuant to this new framework agreement, we and the subsidiaries controlled by us will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuity, asset management and investment consultation, entrustment, agency and other daily connected transactions with CGB based on normal commercial terms. A detailed discussion of this new agreement is set forth in our report on Form 6-K filed with the Securities and Exchange Commission on October 29, 2019.

As at December 31, 2019, the amount of our deposit balance at CGB for deposit related party transactions was RMB 59,419.89 million, the interest income arising from these transactions was RMB 2,584.20 million, the amount of the balance for financial market and peer related party transactions was RMB 0 million and the relevant fees or incomes arising from these transactions were RMB 0 million. For the year ended December 31, 2019, the amount of the financing related party transactions was RMB 0 million, the amount of investment and wealth management related party transactions was RMB 3,844.25 million, the amount of the co-investment related party transactions was RMB 0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB 0 million, the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) incurred was RMB 0 million, the amount of transaction fees related to asset management related party transactions (including management fee, service fee and handling fee) incurred was RMB 0 million, the amount of transaction fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) incurred was RMB 0 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee and handling fee) incurred was RMB 158.29 million and the amount of other daily related party transactions was RMB 219.19 million.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of CLIC, CLPCIC, IHC, China Life Pension and China Life E-commerce, the framework agreement entered into by AMP with IHC, the framework agreement respectively entered into by China Life Wealth and AMC with Chongqing Trust and the framework agreement entered into by us and China Life Capital are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on October 26, 2017, December 19, 2017, April 26, 2018, October 25, 2018, December 20, 2018, August 22, 2019 and March 25, 2020, respectively. For the year ended December 31, 2019, the transaction under the framework agreement between AMP and IHC is only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval requirements. AMP and IHC renewed the framework agreement on February 17, 2020. For the three years ending December 31, 2022, the transaction under the renewed framework agreement is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on August 22, 2019 and obtained the approval of the shareholders’ general meeting of our company on December 19, 2019.

The new asset management agreement entered into between IHC and us on December 31, 2018 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on April 26, 2018 and obtained the approval of the shareholders’ general meeting of our company on June 6, 2018.

The framework agreements entered into by AMP with us, China Life Pension, CLIC and CLPCIC, respectively, are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on October 27, 2016 and August 22, 2019 and obtained the approval of the shareholders’ general meeting of our company on December 27, 2016 and December 19, 2019. The framework agreement entered into between us and Chongqing Trust on June 21, 2017 in relation to the subscription and redemption of trust products and other daily transactions is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing this transaction on March 23, 2017 and obtained the approval of the shareholders’ general meeting of our company on May 31, 2017. For the year ended December 31, 2019, the transaction under the framework agreement between us and Chongqing Trust is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We and Chongqing Trust renewed the framework agreement on December 27, 2019. For the three years ending December 31, 2022, the transaction under the renewed framework agreement is only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval requirements. We made an announcement disclosing this transaction on December 19, 2019.

The remaining related party transactions discussed above, other than the transactions with CGB, are exempt from reporting, announcement and independent shareholders’ approval requirements under the HKSE Listing Rules. The related party transactions with CGB are not regarded as connected transactions for us under the HKSE Listing Rules.

Confirmation of Independent Non-executive Directors:

Our independent non-executive directors have reviewed the above continuing connected transactions that were subject to reporting, announcement, annual review and/or independent shareholders’ approval requirements under the HKSE Listing Rules and confirmed that:

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

Legal and Regulatory Proceedings

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC, as well as other PRC governmental agencies, including tax and audit bureaus and the PBOC, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. For example, in July 2018, the PBOC imposed a fine of RMB 700,000 on us for non-compliance with the anti-money laundering law and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. These litigation, arbitration and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Policy on Dividend Distributions

Our board of directors passed a resolution on March 25, 2020 to propose for approval at the annual general meeting of the declaration of final dividends of RMB 0.73 per share, totaling approximately RMB 20,633 million (US$ 2,964 million), for the year ended December 31, 2019. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2019.

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

We paid dividends of RMB 0.42 per share in respect of 2015, RMB 0.24 per share in respect of 2016, RMB 0.40 per share in respect of 2017 and RMB 0.16 per share in respect of 2018. Our board of directors has recommended the declaration of final dividends of RMB 0.73 per share in respect of 2019. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

The values shown below do not consider the future financial impact of transactions between China Life and CLIC, IHC, AMC, China Life Pension, CLPCIC, etc.

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

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/ liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

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

Summary of Results

The embedded value as at December 31, 2019, the value of one year’s sales for the 12 months ended December 31, 2019, and the corresponding results as at December 31, 2018 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2019	December 31, 2018
A	Adjusted Net Worth	482,793	386,054
B	Value of In-Force Business before Cost of Required Capital	509,515	454,786
C	Cost of Required Capital	(50,220)	(45,788)
D	Value of In-Force Business after Cost of Required Capital (B + C)	459,295	408,998
E	Embedded Value (A + D)	942,087	795,052

F	Value of One Year’s Sales before Cost of Required Capital	63,745	54,728
G	Cost of Required Capital	(5,047)	(5,218)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	58,698	49,511

Note: Numbers may not be additive due to rounding.

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended December 31, 2019 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel	RMB million
Channel	December 31, 2019	December 31, 2018
Exclusive Individual Agent Channel	52,189	42,839
Bancassurance Channel	6,288	6,357
Group Insurance Channel	221	314
Total	58,698	49,511

Note: Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended December 31, 2019 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel
	By FYP		By APE
Channel	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Exclusive Individual Agent Channel	45.3%	42.2%	45.3%	42.2%
Bancassurance Channel	23.8%	18.7%	23.8%	24.3%
Group Insurance Channel	0.6%	0.8%	0.6%	0.9%

Note: FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Table 4

Analysis of Embedded Value Movement in 2019		RMB million
ITEM
A	Embedded Value at the Start of Year	795,052
B	Expected Return on Embedded Value	66,625
C	Value of New Business in the Period	58,698
D	Operating Experience Variance	128
E	Investment Experience Variance	31,906
F	Methodology, Model and Assumption Changes	(6,846)
G	Market Value and Other Adjustments	3,023
H	Exchange Gains or Losses	198
I	Shareholder Dividend Distribution and Capital Injection	(4,916)
J	Other	(1,781)
K	Embedded Value as at December 31, 2019 (sum A through J)	942,087

Notes:

1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2019 opening net worth.
C	Value of one year’s sales for the 12 months ended December 31, 2019.
D	Reflects the difference between actual operating experience in 2019 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during 2019.
F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
G	Change in the market value adjustment from the beginning of year 2019 to December 31, 2019 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2019.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results		RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario		459,295	58,698
1.	Risk discount rate +50bps	438,848	55,936
2.	Risk discount rate –50bps	481,260	61,684
3.	Investment return +50bps	541,563	68,296
4.	Investment return –50bps	377,380	49,108
5.	10% increase in expenses	453,307	55,346
6.	10% decrease in expenses	465,282	62,050
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	456,176	57,867
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	462,414	59,532
9.	10% increase in lapse rates	458,735	57,534
10.	10% decrease in lapse rates	459,777	59,902
11.	10% increase in morbidity rates	452,934	56,483
12.	10% decrease in morbidity rates	465,808	60,925
13.	Using 2018 EV appraisal assumptions	458,961	59,483
14.	Allowing for diversification in calculation of VIF	492,975	—

Willis Towers Watson’s Review Opinion Report on Embedded Value

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at December 31, 2019 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

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

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at December 31, 2019, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at December 31, 2019; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

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

Lingde Hong             Victoria Xie

March 25, 2020

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

Objects and Purposes

We are organized under the PRC company law as a joint stock company. We are registered with the Beijing Administration for Market Regulation and our unified social credit registration number is 9110000071092841XX.

Our business scope, set forth in Article 12 of our articles of association, is to engage in life, accident and health insurance businesses; reinsurance business relating to the foregoing; fund investment businesses authorized by laws, regulations or the State Council; agency business, consulting business and provision of services, in each case relating to life insurance; securities investment fund sales business; and other business as approved by the insurance regulatory authority of the PRC.

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

Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2019 by the CSRC. Any amendment to the relevant mandatory provisions will only become effective after approval by the relevant governmental departments authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.

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

The PRC company law allows shareholders to sue, on behalf of the corporation, against persons, including corporate officers, directors, who have allegedly wronged the corporation, where the corporation itself has failed to enforce such claim against such persons directly. Class action lawsuits based on violations of securities laws are generally not available. In accordance with the amended PRC Securities Law which came into effect in March 2020, in civil lawsuits based on violations of securities law including making false statements, if the subject matter of the lawsuits is the same and there are a sufficient number of plaintiffs, a representative can be selected to sue on behalf of them.

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

Liquidation Rights

We are organized as a joint stock company with limited liability of indefinite duration, and we must submit our annual report to the SAMR. In the event of our liquidation, the H shares will rank equally with the A shares, and payment of debts out of our remaining assets is required to be made in the order of priority prescribed by applicable laws and regulations or, if no such standards exist, in accordance with such procedures as the liquidation committee that has been appointed either by us or the People’s Courts of China may consider to be fair and reasonable. After payment of debts, we are required to distribute the remaining property to shareholders in proportion to the number of shares they hold.

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

Depending on the size of the transaction, we may also be required to disclose to the public and our shareholders details of various acquisitions or disposals of assets and other transactions (including transactions with controlling shareholders).

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

A special resolution was passed at the shareholders’ annual general meeting held on May 30, 2019 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of the aggregate nominal amount of our H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

Investors under the Shanghai-Hong Kong Stock Connect Program. According to the Notice on Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, jointly issued by the MOF, SAT and CSRC which became effective on November 17, 2014, between November 17, 2014 to November 16, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program were exempted from individual income tax. Gains realized by Chinese enterprise investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax. For dividends received by Chinese individual investors and securities investment funds from investing in H shares through the Shanghai-Hong Kong Stock Connect program, the Chinese issuer of such H shares must withhold income tax at a tax rate of 20%. Dividends received by Chinese enterprise investors from investing in H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax, and the Chinese issuer of such H shares will not withhold income tax for the dividends. The enterprise investors in these circumstances must make tax filings by themselves. According to the Notice on Continuation of the Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, which was jointly issued by the MOF, SAT and CSRC and became effective on November 17, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect Program are further exempted from individual income tax for the period from November 17, 2017 to December 4, 2019. According to the Announcement on Continuation of the Individual Income Tax Policies for the Shanghai-Hong Kong Stock Connect Program and Shenzhen-Hong Kong Stock Connect Program and for the Mainland-Hong Kong Mutual Recognition of Fund, which became effective on December 5, 2019, gains realized by Chinese individual investors from a transfer of shares listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect Program and Shenzhen-Hong Kong Stock Connect Program, as well as from sale and purchase of interest in funds set up in Hong Kong through the mutual fund recognition, are further exempted from individual income tax for the period from December 5, 2019 to December 31, 2022.

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

Passive Foreign Investment Company. In general, a non-U.S. corporation will be a PFIC if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income”. In determining whether we are a PFIC, we will be treated as if we directly owned our proportionate share of the assets and received our proportionate share of the income of any other corporation in which we own 25% or more of the shares by value.

For the purpose of determining whether a non-U.S. corporation is a PFIC, “passive income” is defined to include income of the kind which would be foreign personal holding company income under section 954(c) of the Code, and generally includes interest, dividends, annuities and other investment income. Passive income does not include interest income or dividends received from controlled subsidiaries or certain other related persons, to the extent properly allocable to income of such related person that is not passive income. The PFIC provisions, as modified by the TCJA, specifically exclude from the definition of “passive income” any income “derived in the active conduct of an insurance business by a qualifying insurance corporation” (the “active insurance business exception”). The active insurance business exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. A non-U.S. corporation is a qualifying insurance corporation if it would be subject to tax as an insurance company if it were a domestic corporation and (i) loss and loss adjustment expenses and certain reserves, or “applicable insurance liabilities”, constitute more than 25% of the non-U.S. corporation’s gross assets for the relevant year or (ii) a U.S. Holder makes an election to apply an alternative facts and circumstances test that applies only in certain runoff-related or ratings-related circumstances involving the insurance business. The PFIC provisions also exclude from the definition of “passive income” any income derived in the active conduct of a banking trade or business.

No final or temporary Treasury regulations currently exist regarding the application of the PFIC rules to an insurance company. However, the IRS released proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in July 2019. These regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that whether a company is engaged in the active conduct of an insurance business is a facts and circumstances test, but also introduce a “bright-line” test providing that the active conduct requirement is met only if the insurance company’s “active conduct percentage” is at least 50%. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (and the officers and employees of certain affiliates) by the company’s aggregate expenses for such insurance-related services (including those paid to unaffiliated persons). The proposed regulations would also expand the circumstances in which a shareholder of a non-U.S. corporation is treated as owning shares of a subsidiary that is treated as a PFIC even if the corporation is not treated as a PFIC. If these rules are finalized in proposed form, there is a risk that we would be treated as a PFIC.

We make various simplifying assumptions to estimate the asset composition and value of our subsidiaries in order to apply the PFIC tests to the income and assets of our 25% or greater owned subsidiaries. Based on our analysis of our assets and income, which takes into account these assumptions, we believe that we were not classified as a PFIC in 2019. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

Reportable Transactions

U.S. Holders that participate in “reportable transactions” (as defined in the Treasury regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the ownership or disposition of any Hong Kong dollars (or other foreign currency) received as a dividend or as proceeds from the sale of H shares or ADSs, or any other aspect of the purchase, ownership or disposition of H shares or ADSs.

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

For the years ended December 31, 2019, 2018 and 2017, our investment yield was 5.24%, 3.29% and 5.16%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2019, 2018 and 2017.

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	37,262	64,853	84,960	57,526	35,163	1,038,319	1,318,083	1,357,890
Average interest rate	4.82%	4.37%	4.62%	4.91%	5.03%	4.29%	4.38%

in US$	7,571	46	—	7	36	115	7,775	7,792
Average interest rate	2.36%	5.50%	—	5.97%	5.44%	4.53%	2.43%

Variable rate bonds
in RMB	10	—	—	—	—	207	217	217
Average interest rate	2.78%	—	—	—	—	4.54%	4.46%

Term deposits
in RMB	98,981	33,830	111,661	122,800	151,900	8,030	527,202	527,202
Average interest rate	4.95%	3.90%	4.47%	5.31%	4.69%	4.33%	4.78%

in US$	8,026	—	—	—	—	—	8,026	8,026
Average interest rate	3.21%	—	—	—	—	—	3.21%

in HK$	32	—	—	—	—	—	32	32
Average interest rate	2.57%	—	—	—	—	—	2.57%

Liabilities
Securities sold under agreements to repurchase	118,088	—	—	—	—	—	118,088	118,088
Average interest rate	1.51%	—	—	—	—	—	1.51%

Interest-bearing loans and other borrowings
in British pound	—	—	—	—	2,515	—	2,515	2,515
Average interest rate	—	—	—	—	3.08%	—	3.08%

in US$	126	—	—	—	12,766	—	12,892	12,892
Average interest rate	2.70%	—	—	—	3.18%	—	3.18%

in Euro	4,115	523	—	—	—	—	4,638	4,638
Average interest rate	3.25%	2.50%	—	—	—	—	3.16%

Investment contracts	4,153	677	782	1,634	1,456	259,102	267,804	260,592
Average guaranteed interest rate	1.90%	2.30%	2.18%	2.29%	1.81%	2.40%	2.39%

Long-term insurance contracts	69,839	23,490	20,951	17,419	16,689	2,372,943	2,521,331
Average guaranteed interest rate	2.64%	2.64%	2.51%	2.49%	2.52%	2.75%	2.74%

	Expected Maturity Date
As of December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2019, 2018 and 2017.

	As of December 31,
	2017		2018		2019
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	409,528	409,528	424,657	424,657	605,568	605,568
Securities at fair value through profit or loss	53,918	53,918	50,714	50,714	56,402	56,402
Available-for-sale	355,610	355,610	373,943	373,943	549,166	549,166

A hypothetical 10% decline in the December 31, 2019, 2018 and 2017 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB 5,640 million, RMB 5,071 million and RMB 5,392 million, respectively.

A hypothetical 10% decline in the December 31, 2019, 2018 and 2017 value of the available-for-sale equity securities would result in an unrealized loss charged to the income statement of approximately RMB 54,917 million, RMB 37,394 million and RMB 35,561 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly denominated in RMB, and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the British pound, U.S. dollar and Euro. Our borrowings in foreign currencies include a three-year bank loan of EUR 67 million with a maturity date on January 18, 2021, a five-year bank loan of GBP 275 million with a maturity date on June 25, 2024, a five-year bank loan of US$ 860 million with a maturity date on September 16, 2024, and a six-month bank loan of EUR 127 million with a maturity date on January 11, 2020 which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate loans, and a five-year bank loan of US$ 970 million with a maturity date on September 27, 2024, a three-year loan of EUR 400 million with a maturity date on December 6, 2020, and a one-year bank loan of US$ 18 million with a maturity date on November 6, 2020, all of which are floating rate loans. We recorded RMB 67 million (US$ 10 million) in foreign exchange losses for the year ended December 31, 2019, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2019, 2018 and 2017.

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	7,804	46	6	37	36	294	8,223	8,240
Average interest rate	2.29%	5.50%	0.12%	3.75%	5.44%	3.67%	2.38%

Other	—	—	1	—	3	55	59	59
Average interest rate	—	—	2.69%	—	0.27%	0.77%	0.77%

Term deposits
in US$	8,026	—	—	—	—	—	8,026	8,026
Average interest rate	3.21%	—	—	—	—	—	3.21%

in HK$	32	—	—	—	—	—	32	32
Average interest rate	2.57%	—	—	—	—	—	2.57%

Loans
in US$	—	—	—	—	—	1,592	1,592	1,778
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,842	—	—	—	—	—	1,842	1,842
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	444	—	—	—	—	—	444	444
Average interest rate	—	—	—	—	—	—	—

in British pound	406	—	—	—	—	—	406	406
Average interest rate	—	—	—	—	—	—	—

in Euro	20	—	—	—	—	—	20	20
Average interest rate	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	—	2,515	—	2,515	2,515
Average interest rate	—	—	—	—	3.08%	—	3.08%

in US$	126	—	—	—	12,766	—	12,892	12,892
Average interest rate	2.70%	—	—	—	3.18%	—	3.18%

in Euro	4,115	523	—	—	—	—	4,638	4,638
Average interest rate	3.25%	2.50%	—	—	—	—	3.16%

	Expected Maturity Date
As of December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	2,814	17	25	12	35	114	3,017	3,019
Average interest rate	2.52%	4.33%	5.60%	2.75%	5.05%	4.04%	2.64%

Other	3	—	—	—	—	28	31	31
Average interest rate	0.14%	—	—	—	—	0.91%	0.85%

Term deposits
in US$	7,502	—	—	—	—	—	7,502	7,502
Average interest rate	2.21%	—	—	—	—	—	2.21%

Loans
in US$	—	—	—	—	—	1,766	1,766	1,835
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,768	—	—	—	—	—	1,768	1,768
Average interest rate	0.01%	—	—	—	—	—	0.01%

in HK$	261	—	—	—	—	—	261	261
Average interest rate	—	—	—	—	—	—	—

in British pound	286	—	—	—	—	—	286	286
Average interest rate	—	—	—	—	—	—	—

in Euro	43	—	—	—	—	—	43	43
Average interest rate	—	—	—	—	—	—	—

Other	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	2,385	—	—	—	—	—	2,385	2,385
Average interest rate	3.54%	—	—	—	—	—	3.54%

in US$	13,108	—	—	—	—	—	13,108	13,108
Average interest rate	2.35%	—	—	—	—	—	2.35%

in Euro	993	3,139	525	—	—	—	4,657	4,657
Average interest rate	1.50%	3.80%	2.50%	—	—	—	3.16%

	Expected Maturity Date
As of December 31, 2017	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	1,587	1	17	33	—	181	1,819	1,828
Average interest rate	0.77%	0.13%	4.12%	5.95%	—	3.79%	1.20%

Other	—	1	—	—	—	26	27	27
Average interest rate	—	0.14%	—	—	—	1.02%	0.98%

Term deposits
in US$	7,744	—	—	—	—	—	7,744	7,744
Average interest rate	1.96%	—	—	—	—	—	1.96%

Loans
in US$	—	—	—	—	—	952	952	952
Average interest rate	—	—	—	—	—	4.00%	4.00%

Cash and cash equivalents
in US$	1,246	—	—	—	—	—	1,246	1,246
Average interest rate	0.09%	—	—	—	—	—	0.09%

in HK$	185	—	—	—	—	—	185	185
Average interest rate	—	—	—	—	—	—	—

in British pound	282	—	—	—	—	—	282	282
Average interest rate	—	—	—	—	—	—	—

in Euro	128	—	—	—	—	—	128	128
Average interest rate	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	2,413	—	—	—	—	2,413	2,413
Average interest rate	—	3.54%	—	—	—	—	3.54%

in US$	—	12,480	—	—	—	—	12,480	12,480
Average interest rate	—	2.35%	—	—	—	—	2.35%

in Euro	780	—	3,121	—	—	—	3,901	3,901
Average interest rate	1.50%	—	3.80%	—	—	—	3.34%

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2019 to April 10, 2020.

Category of Expenses	Amount Reimbursed from January 1, 2019 to April 10, 2020
NYSE listing fees	US$	139,000.00
Legal fees	US$	3,530.00
Investor relations(1)	US$	409,649.49
Broker reimbursements(2)	US$	40,544.14

Total	US$	592,723.63

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to RMB 24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$ 433 million, in addition to 2,282 million in Renminbi, in Guangdong Development Bank in December 2006. We used approximately HK$ 12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2019, we had engaged 10 third party overseas investment managers to manage US$ 1,363 million for investment in overseas public markets.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2019, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2019.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2019.

The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is on pages F-6 and F-7 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2019 and 2018.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	(RMB in millions)
2019	61	—	—	3
2018	60	—	—	5

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2019, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

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

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised eleven directors, including three executive directors, four non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules, from January 1, 2019, the chairman of our board of directors is required to have a meeting with independent non-executive directors only without the other directors present at least once a year. On December 19, 2019, the chairman of our board convened a meeting with independent non-executive directors only without the other directors present to discuss the operational management and development reform of our company.

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

The Guiding Opinions on Regulating Governance Structure of Insurance Companies require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2019, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2019, our audit committee comprised three independent non-executive directors with one of them serving as the chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the Shanghai Stock Exchange our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose whether there is any material difference between our actual practices and the requirements under such rules, and explain the details and reasons for such differences, if any. Accordingly, we have disclosed in our annual report for the year of 2019 filed with the Shanghai Stock Exchange that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H share certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

2.5	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(5)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(8)

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited(8)

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(8)

4.8	Property Leasing Agreement(5)

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(7)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited (Agency Services to be Provided by China Life Insurance Company Limited)(5)

8.1	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(6)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive Data File

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.

(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.
(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Commission on April 25, 2018.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.
(8)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 24, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Su Hengxuan
Name: Su Hengxuan
Title: President and Executive Director

Date: April 29, 2020

CHINA LIFE INSURANCE COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the Company) as of 31 December 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 29 April 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2.1.1 to the consolidated financial statements, the Company changed its method for accounting for leases using a modified retrospective approach during the year ended 31 December 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Valuation of insurance contract liabilities

Description of the Matter

At 31 December 2019, the Group had significant insurance contract liabilities in the amount of RMB2,552.74 billion. As disclosed in Notes 2.12 and 15 to the consolidated financial statements, the Group’s insurance contract liabilities are primarily comprised of long-term insurance contract liabilities. The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts.

Auditing the Group’s long-term insurance contract liabilities was complex and required the involvement of specialists due to the complexity of the actuarial models and highly judgemental nature of the actuarial assumptions used by management to estimate the liabilities. The actuarial assumptions include mortality, morbidity, lapse rates, discount rates, and expenses. Changes in these assumptions could have significant effects on the valuation of the long-term insurance contract liabilities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s long-term insurance contract liabilities valuation processes. For example, we tested controls over management’s review of the actuarial models, the actuarial assumptions, and the data inputs used.

To test the valuation of long-term insurance contract liabilities, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us with assessing the reasonableness of the assumptions by comparing them to industry data, historical experiences and expectations of the Group. For a sample of selected insurance products, our actuarial specialists performed an independent recalculation of the long-term insurance contract liabilities. In addition, our actuarial specialists assessed the reasonableness of the movement of long-term insurance contract liabilities considering changes in the actuarial assumptions in the reporting period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

The impairment test for investment in an associate

Description of the Matter

At 31 December 2019, the Group held a material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB11.39 billion.

As disclosed in Note 9 to the consolidated financial statements, as the quoted market price of this investment has been continuously below its carrying value, the Group performed an impairment test, and recognised an impairment loss of RMB1.50 billion in 2019.

Auditing management’s impairment test of Sino-Ocean was complex due to the significant estimates and judgements involved in management’s assessment of its value in use, including the selling prices of development properties, rental prices of investment properties included in the projection of future cash flows and the discount rates used. These estimates and judgements may be affected by unexpected changes in the future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s investment impairment test of Sino-Ocean. For example, we tested controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation.

To test the impairment test of Sino-Ocean, our audit procedures included, among others, evaluating the Group’s valuation methodology and testing the completeness and accuracy of the underlying data used in the cash flows projection. We compared the selling prices of development properties and rental prices of investment properties used in the cash flow projection to the historical business results of Sino-Ocean and industry data. We also involved our internal valuation specialists to assist us with assessing the reasonableness of the Group’s valuation methodology with reference to valuation guidelines and industry practice. In addition, we compared the discount rate used by the Group with the discount rate developed by our valuation specialists using information of comparable companies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Fair value of level III financial assets

Description of the Matter

At 31 December 2019, the Group held material investments in certain financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss with a combined carrying value of RMB234.99 billion. As disclosed in Note 4.4 to the consolidated financial statements, these investments are classified as level III in the fair value hierarchy as their fair values are measured using valuation methodologies with significant unobservable inputs.

Auditing the fair value measurement of the Group’s level III financial assets was complex due to the significant estimates and judgements involved in the assessment of valuation methodologies and significant unobservable inputs, including discount rates for factors such as lack of marketability and credit risk, among others. The use of different valuation methodologies and changes in significant unobservable inputs could result in significantly different fair value estimates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s fair value measurement of level III financial assets. For example, we tested management’s review controls over the valuation methodologies and the significant unobservable inputs used in the fair value measurements.

To test the fair value measurement of level III financial assets, our audit procedures included, among others, evaluating the Group’s valuation methodologies, testing the significant unobservable inputs used by the Group in determining the fair values, and testing the mathematical accuracy of the Group’s valuation calculations. We involved our valuation specialists to assist us with evaluating the Group’s valuation methodologies and assessing the reasonableness of the significant unobservable inputs, including discount rates for factors such as lack of marketability and credit risk, among others used in the valuations by comparing them to information available from third-party sources and market data. For a sample of the Group’s level III financial assets, our valuation specialists also independently developed fair value estimates and compared them to the Group’s valuation results.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Beijing, People’s Republic of China

29 April 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on Internal Control over Financial Reporting

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Life Insurance Company Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of 31 December 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, and the related notes, and our report dated 29 April 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

29 April 2020

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2019

	Notes	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
ASSETS
Property, plant and equipment	6	51,758	47,281
Right-of-use assets	7	3,520	—
Investment properties	8	12,141	9,747
Investments in associates and joint ventures	9	222,983	201,661
Held-to-maturity securities	10.1	928,751	806,717
Loans	10.2	608,920	450,251
Term deposits	10.3	535,260	559,341
Statutory deposits - restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,058,957	870,533
Securities at fair value through profit or loss	10.6	141,608	138,717
Derivative financial assets	10.7	428	—
Securities purchased under agreements to resell	10.8	4,467	9,905
Accrued investment income	10.9	41,703	48,402
Premiums receivable	12	17,281	15,648
Reinsurance assets	13	5,161	4,364
Other assets	14	34,029	33,437
Deferred tax assets	29	128	1,257
Cash and cash equivalents		53,306	50,809

Total assets		3,726,734	3,254,403

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2019

	Notes	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,552,736	2,216,031
Investment contracts	16	267,804	255,434
Policyholder dividends payable		112,593	85,071
Interest-bearing loans and borrowings	17	20,045	20,150
Lease liabilities		3,091	—
Bonds payable	18	34,990	—
Financial liabilities at fair value through profit or loss		3,859	2,680
Derivative financial liabilities	10.7	—	1,877
Securities sold under agreements to repurchase	19	118,088	192,141
Annuity and other insurance balances payable		51,019	49,465
Premiums received in advance		60,898	46,650
Other liabilities	20	81,114	58,426
Deferred tax liabilities	29	10,330	—
Current income tax liabilities		223	2,630
Statutory insurance fund	21	602	558

Total liabilities		3,317,392	2,931,113

Equity
Share capital	35	28,265	28,265
Other equity instruments	36	7,791	7,791
Reserves	37	197,221	149,293
Retained earnings		170,487	133,022

Attributable to equity holders of the Company		403,764	318,371

Non-controlling interests		5,578	4,919

Total equity		409,342	323,290

Total liabilities and equity		3,726,734	3,254,403

Approved and authorised for issue by the Board of Directors on 25 March 2020.

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2019

		2019 RMB million	2018 RMB million	2017 RMB million
	Notes
REVENUES
Gross written premiums		567,086	535,826	511,966
Less: premiums ceded to reinsurers		(5,238)	(4,503)	(3,661)

Net written premiums		561,848	531,323	508,305
Net change in unearned premium reserves		(1,570)	700	(1,395)

Net premiums earned		560,278	532,023	506,910

Investment income	22	139,919	125,167	122,727
Net realised gains on financial assets	23	1,831	(19,591)	42
Net fair value gains through profit or loss	24	19,251	(18,278)	6,183
Other income		8,195	8,098	7,493

Total revenues		729,474	627,419	643,355

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(127,877)	(248,736)	(259,708)
Accident and health claims and claim adjustment expenses	25	(50,783)	(40,552)	(33,818)
Increase in insurance contract liabilities	25	(330,807)	(189,931)	(172,517)
Investment contract benefits	26	(9,157)	(9,332)	(8,076)
Policyholder dividends resulting from participation in profits		(22,375)	(19,646)	(21,871)
Underwriting and policy acquisition costs		(81,396)	(62,705)	(64,789)
Finance costs	27	(4,255)	(4,116)	(4,601)
Administrative expenses		(40,275)	(37,486)	(35,953)
Other expenses		(9,602)	(7,642)	(6,426)
Statutory insurance fund contribution	21	(1,163)	(1,097)	(1,068)

Total benefits, claims and expenses		(677,690)	(621,243)	(608,827)

Net gains on investments of associates and joint ventures	9	8,011	7,745	7,143
Including: share of profit of associates and joint ventures		9,159	7,745	7,143

Profit before income tax	28	59,795	13,921	41,671
Income tax	29	(781)	(1,985)	(8,919)

Net profit		59,014	11,936	32,752

Attributable to:
- Equity holders of the Company		58,287	11,395	32,253
- Non-controlling interests		727	541	499
Basic and diluted earnings per share	30	RMB2.05	RMB0.39	RMB1.13

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2019

		2019 RMB million	2018 RMB million	2017 RMB million
	Note
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		69,600	(24,591)	(15,003)
Amount transferred to net profit from other comprehensive income		(4,635)	19,549	(42)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(19,521)	(32)	5,605
Share of other comprehensive income of associates and joint ventures under the equity method		599	735	20
Exchange differences on translating foreign operations		237	598	(865)
Income tax relating to components of other comprehensive income	29	(11,292)	1,716	2,359

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		34,988	(2,025)	(7,926)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(76)	—	—

Other comprehensive income for the year, net of tax		34,912	(2,025)	(7,926)

Total comprehensive income for the year, net of tax		93,926	9,911	24,826

Attributable to:
- Equity holders of the Company		93,134	9,325	24,341
- Non-controlling interests		792	586	485

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2019

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 35)	(Note 36)	(Note 37)
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648
Net profit	—	—	—	32,253	499	32,752
Other comprehensive income	—	—	(7,912)	—	(14)	(7,926)

Total comprehensive income	—	—	(7,912)	32,253	485	24,826

Transactions with owners
Appropriation to reserves (Note 37)	—	—	8,445	(8,445)	—	—
Dividends paid (Note 32)	—	—	—	(7,164)	—	(7,164)
Dividends to non-controlling interests	—	—	—	—	(135)	(135)
Others	—	—	135	—	—	135
Total transactions with owners	—	—	8,580	(15,609)	(135)	(7,164)

As at 31 December 2017	28,265	7,791	145,675	139,202	4,377	325,310

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves (Note 37)	—	—	5,885	(5,885)	—	—
Dividends paid (Note 32)	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Effect of associates’ adoption of new accounting standards (Note 9)	—	—	16	(2,905)	—	(2,889)
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	58,287	727	59,014
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,287	792	93,926

Transactions with owners
Appropriation to reserves (Note 37)	—	—	13,087	(13,087)	—	—
Dividends paid (Note 32)	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings(Note 37)	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,221	170,487	5,578	409,342

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2019

	2019	2018	2017
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	59,795	13,921	41,671
Adjustments for:
Investment income	(139,919)	(125,167)	(122,727)
Net realised and unrealised losses/(gains) on financial assets	(21,082)	37,869	(6,225)
Insurance contracts	335,971	190,210	176,148
Depreciation and amortisation	4,379	2,638	2,240
Foreign exchange losses/(gains)	67	194	(52)
Net gains on investments of associates and joint ventures	(8,011)	(7,745)	(7,143)
Changes in operating assets and liabilities:
Decrease/(increase) in securities at fair value through profit or loss, net	6,858	(9,020)	76,378
Financial liabilities at fair value through profit or loss	1,213	1,114	931
Receivables and payables	50,622	48,838	38,967
Income tax paid	(8,636)	(9,991)	(4,473)
Interest received—securities at fair value through profit or loss	3,811	3,527	4,497
Dividends received—securities at fair value through profit or loss	964	1,164	778

Net cash inflow/(outflow) from operating activities	286,032	147,552	200,990

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	112,182	48,942	30,540
Maturities of debt investments	133,519	110,425	142,845
Disposals of equity investments	450,014	278,003	506,306
Disposals of property, plant and equipment	72	274	103
Disposals of subsidiaries	1,432	—	—
Purchases:
Debt investments	(504,292)	(294,238)	(516,051)
Equity investments	(545,657)	(335,301)	(500,737)
Property, plant and equipment	(11,415)	(19,546)	(9,619)
Investments in associates and joint ventures	(23,389)	(34,928)	(37,304)
Decrease/(increase) in term deposits, net	24,102	(109,590)	92,148
Decrease in securities purchased under agreements to resell, net	5,468	26,258	6,981
Interest received	116,846	106,342	98,012
Dividends received	25,169	19,503	29,014
Increase in policy loans, net	(32,707)	(34,208)	(15,515)
Cash paid related to other investing activities	—	(309)	(399)
Cash received related to other investing activities	1,141	—	—

Net cash inflow/(outflow) from investing activities	(247,515)	(238,373)	(173,676)

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2019

	2019	2018	2017
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(73,552)	104,832	6,228
Interest paid	(3,072)	(3,990)	(5,671)
Repayment of borrowings	(365)	—	—
Dividends paid to equity holders of the Company	(4,916)	(11,690)	(7,164)
Dividends paid to non-controlling interests	(133)	(149)	(135)
Proceeds from issue of bonds	34,988	—	—
Cash received from borrowings	123	727	3,121
Payment of principal portion of lease liabilities	(1,348)	—	—
Capital injected into subsidiaries by non-controlling interests	12,961	3,560	4,034
Cash repaid to lenders	—	—	(38,000)
Cash paid related to other financing activities	(761)	(327)	(8,008)

Net cash inflow/(outflow) from financing activities	(36,075)	92,963	(45,595)

Foreign exchange gains/(losses) on cash and cash equivalents	55	81	(179)

Net increase/(decrease) in cash and cash equivalents	2,497	2,223	(18,460)

Cash and cash equivalents
Beginning of the year	50,809	48,586	67,046

End of the year	53,306	50,809	48,586

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	52,800	50,792	47,444
Short-term bank deposits	506	17	1,142

The notes on pages 15 to 110 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

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

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 25 March 2020.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IAS 28 Amendments	Long-term Interests in Associates and Joint Ventures	1 January 2019
IAS 19 Amendments	Plan Amendment, Curtailment or Settlement	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments	1 January 2019
Annual Improvements to IFRSs 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	1 January 2019

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, and related interpretations from International Financial Reporting Interpretation Committee and Standard Interpretation Committee. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings as at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, at inception of a contract, an entity shall assess whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components as a single lease component.

As a lessee – Leases previously classified as operating leases

As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Lease liabilities as at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as at 1 January 2019.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 – Impairment of Assets on that date.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IFRS 16 – Leases (continued)

As a lessee – Leases previously classified as operating leases (continued)

The Group has used the following elective practical expedients when applying IFRS 16 as at 1 January 2019:

•	Applied the recognition exemptions for leases of low value assets and leases with lease term that ends within 12 months from the date of initial application;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics on the measurement of the lease liability;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•

Relied on its assessment of whether leases are onerous immediately before the date of initial application. The Group adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognised in the statement of financial position immediately before the date of initial application.

In addition to land use rights, the Group recognised other right-of-use assets of RMB2,555 million and lease liabilities of RMB2,185 million at the date of initial application. Compared to the end of 2018, after the relative adjustments, total assets and total liabilities at the group level as at 1 January 2019 both increased by RMB2,194 million. The reconciliation between the minimum unpaid lease payments of the operating leases disclosed in the Group’s financial statements for the year ended 31 December 2018, and the lease liabilities recognised in the consolidated statement of financial position at the date of initial application are as follows:

RMB million
Operating lease commitments as at 31 December 2018	2,474
Less: short-term leases, those leases with a remaining lease term less than 12 months from the date of initial application and leases of low-value assets	(132)
impact of discounting at the incremental borrowing rate as at 1 January 2019	(157)

Lease liabilities as at 1 January 2019	2,185

The weighted average incremental borrowing rate the Group adopted as at 1 January 2019 in calculating the lease liabilities in the consolidated statement of financial position was 3.76%.

Refer to Note 2.7 for relevant accounting policies.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019 (continued)

IAS 28 Amendments – Long-term interests in associates and joint ventures

In October 2017, the IASB issued the amendments to IAS 28 which indicates that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarify that for the entity that applies the temporary exemption from IFRS 9, IAS 39 applies to the long-term interests, and those entities are not required to restate prior periods to reflect the application of amendments. The amendments are effective for annual periods beginning on or after 1 January 2019.

The Group’s accounting treatment in the previous years is in line with the amendments, thus there has been no impact on the Group’s consolidated financial statements as a result of the amendments.

IAS 19 Amendments – Plan Amendment, Curtailment or Settlement

In February 2018, the IASB issued the amendments to IAS 19 which addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments are effective for annual periods beginning on or after 1 January 2019 and apply retrospectively.

The Group has no defined benefit plans. The amendments under IAS 19 have had no impact on the Group’s consolidated financial statements. The Group will adopt the amendments if such business occurs in the future.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 which clarifies application of the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation mainly addresses the following four areas: whether an entity separately considers the uncertainty of tax treatments; assumptions adopted by an entity to address the examination of tax treatments by taxation authorities; how an entity determines taxable profit/(tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019.

The Group’s accounting treatment in the previous years is in line with the clarification of the interpretation. The clarification has had no significant impact on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle – Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

In December 2017, the Annual Improvements 2015-2017 Cycle issued set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There has been no significant impact on the Group’s consolidated financial statements as a result of these amendments.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group adopts the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 33 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2019 and made relevant disclosures in Note 33.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

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

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply retrospectively. Earlier application is permitted. Because the Group has no interbank offered transactions and has no hedge accounting, the amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019 (continued)

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

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

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

In March 2020, the IASB decided to defer the effective date for IFRS 17 by two years to reporting periods beginning on or after 1 January 2023. The IASB also decided to extend the exemption currently in place for qualifying insurers regarding the application of IFRS 9, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2023. As at the approval date of the consolidated financial statements, the amendments to IFRS 17 have not yet been issued by the IASB.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2019. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

FOR THE YEAR ENDED 31 DECEMBER 2019

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

FOR THE YEAR ENDED 31 DECEMBER 2019

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

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

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

FOR THE YEAR ENDED 31 DECEMBER 2019

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Leases

(i)	Applicable from 1 January 2019

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of a time, the Group assesses whether, throughout the period of use, the lessee has the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset.

As a lessee

Initial measurement

At the commencement date of the lease, the Group recognises right-of-use assets representing the right to use the leased assets, including buildings and land use rights, etc. The Group measures the lease liability at the present value of the lease payments that are not paid at that date, except for short-term leases and leases of low-value assets. In calculating the present value of the lease payments, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Group uses its own incremental borrowing rate.

The lease term is the non-cancellable period of a lease when the Group has the right to use lease assets. When the Group has an option to extend a lease and is reasonably certain to exercise that option to extend a lease, the lease term also comprises the periods covered by the option to extend the lease. When the Group has an option to terminate the lease and is reasonably certain not to exercise that option, the lease term also comprises the periods covered by the option to terminate the lease. The Group reassesses whether it is reasonably certain to exercise an extension option, to exercise a purchase option or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that are within the control of the Group and affects whether the Group is reasonably certain to exercise the commensurate options.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Leases (continued)

(i)	Applicable from 1 January 2019 (continued)

As a lessee (continued)

Subsequent measurement

The Group applies the straight-line method in depreciating the right-of-use assets. If it is reasonably certain that ownership of a leased asset transfers to the Group at the end of the lease term, the leased asset is depreciated under the remaining useful life of the asset. If it cannot be reasonably determined that ownership of a leased asset transfers to the Group at the end of the lease term, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Group uses a constant periodic rate of interest to calculate interest on the lease liability in each period during the lease term and recognises the interest in profit or loss.

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

The Group assesses whether there is any indication that a right-of-use asset may be impaired at the end of reporting period. If any such indication exists, the Group performs the impairment test. An impairment loss is recognised in net profit for the amount by which the carrying amount of the right-of-use asset exceeds its recoverable amount, which is the higher of the right-of-use asset’s net selling price and value in use.

As a lessor

At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

(ii)	Applicable before 1 January 2019

As for leased assets, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental expenses of operating leases are recognised in the cost of assets or profit or loss on a straight-line basis. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Investment properties

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

2.9	Financial assets

2.9.a	Classification

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Financial assets (continued)

2.9.b	Recognition and measurement

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

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Financial assets (continued)

2.9.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

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

2.10	Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.4, 8 and 11 based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.12	Insurance contracts and investment contracts

2.12.1	Classification

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

2.12.2	Insurance contracts

2.12.2.a	Recognition and measurement

(i)	Short-term insurance contracts

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

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

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.12.3), which are stated in the investment contract liabilities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12	Insurance contracts and investment contracts (continued)

2.12.2	Insurance contracts (continued)

2.12.2.b	Liability adequacy test

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

2.12.2.c	Reinsurance contracts held

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

2.12.3	Investment contracts

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

2.12.4	DPF in long-term insurance contracts and investment contracts

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.14	Securities sold under agreements to repurchase

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

2.15	Bonds payable

Bonds payable are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.16	Derivative instruments

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

2.17	Employee benefits

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17	Employee benefits (continued)

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

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Other equity instruments

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

2.20	Revenue recognition

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase, interest-bearing loans, borrowings and lease liabilities are recognised within finance costs in net profit using the effective interest rate method.

2.22	Current and deferred income taxation

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

FOR THE YEAR ENDED 31 DECEMBER 2019

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

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

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

3.1	Estimates of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, expense assumptions and policy dividend assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, expenses assumption and policy dividend assumptions) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 15.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.9.c.

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

FOR THE YEAR ENDED 31 DECEMBER 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2019, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	For the year ended 31 December
	2019		2018
	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	37,024	7.44%	38,397	7.99%
Xin Xiang Jin Sheng Annuity (Type A) (b)	36,345	7.30%	257	0.05%
Xin Ru Yi Annuity (c)	21,276	4.28%	21,960	4.57%
Kang Ning Whole Life (d)	19,701	3.96%	20,667	4.30%
Hong Ying Participating Endowment (e)	558	0.11%	1,448	0.30%
Others (f)	382,666	76.91%	397,767	82.79%

Total	497,570	100.00%	480,496	100.00%

Insurance benefits of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	1,799	2.25%	1,847	1.37%
Xin Xiang Jin Sheng Annuity (Type A) (b)	12	0.01%	—	—
Xin Ru Yi Annuity (c)	3,512	4.38%	3,526	2.62%
Kang Ning Whole Life (d)	5,119	6.39%	4,663	3.47%
Hong Ying Participating Endowment (e)	7,906	9.87%	28,741	21.38%
Others (f)	61,776	77.10%	95,621	71.16%

Total	80,124	100.00%	134,398	100.00%

	As at 31 December 2019		As at 31 December 2018
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Fu Ying Jia Annuity (a)	86,876	3.45%	52,440	2.39%
Xin Xiang Jin Sheng Annuity (Type A) (b)	27,554	1.09%	193	0.01%
Xin Ru Yi Annuity (c)	90,379	3.58%	71,571	3.27%
Kang Ning Whole Life (d)	309,519	12.28%	289,230	13.21%
Hong Ying Participating Endowment (e)	35,403	1.40%	42,969	1.96%
Others (f)	1,971,600	78.20%	1,733,391	79.16%

Total	2,521,331	100.00%	2,189,794	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

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

(b)

Xin Xiang Jin Sheng Annuity (Type A) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 15 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. To the first effective date after the fifth policy years and the first effective date after the sixth policy years, if the policyholders live, the special survival payment shall be paid at 50% of the annual premium according to the basic sum insured if the payment period is 3 years; and the survival payment shall be paid at 100% of the annual premium according to the basic sum insured if the payment period is 5 years. From the first effective date to the seventh policy years after the expiration date, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 24% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 32% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(c)

Xin Ru Yi Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Ru Yi Annuity to the corresponding date when policyholders reach the age of 80. This product is applicable to healthy policyholders between 28-day-old and 70-year-old. From the effective date to the contractual date starting to claim of Xin Ru Yi Annuity, the annuity payment of the first policy year is paid at 10% of the first premium of the product, and the following annuity payments are paid at the basic sum insured by Xin Ru Yi Annuity. From the first corresponding date after the contractual date starting to claim of annuity to the corresponding date when the policyholders reach the age of 80-year-old, the annuity payment of the first policy year is paid at 110% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; the following annuity payments increase by 10% of the basic sum on the basis of the previous payment. The maturity insurance premium is paid at the premium paid (without interest). The death benefit is paid at the larger value of the insurance premium (without interest) and the cash value of the contract at the time of the death of the insured.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB28,045 million or RMB29,286 million (as at 31 December 2018: RMB23,322 million or RMB24,177 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,336 million or RMB1,253 million (as at 31 December 2018: RMB1,672 million or RMB1,535 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB96,131 million or RMB108,946 million (as at 31 December 2018: RMB83,634 million or RMB95,212 million) higher or lower, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

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

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB670 million (as at 31 December 2018: RMB551 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2015	2016	2017	2018	2019	Total
Year end	20,497	27,120	33,926	40,601	49,727
1 year later	21,427	27,303	34,845	42,785
2 years later	21,422	26,851	34,328
3 years later	21,422	26,851
4 years later	21,422

Estimated accumulated claims expenses	21,422	26,851	34,328	42,785	49,727	175,113
Accumulated claims expenses paid	(21,422)	(26,851)	(34,328)	(40,864)	(33,244)	(156,709)

Unpaid claims expenses	—	—	—	1,921	16,483	18,404

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2015	2016	2017	2018	2019	Total
Year end	20,359	26,897	33,700	40,157	49,175
1 year later	21,262	27,107	34,560	42,280
2 years later	21,259	26,655	34,045
3 years later	21,259	26,655
4 years later	21,259

Estimated accumulated claims expenses	21,259	26,655	34,045	42,280	49,175	173,414
Accumulated claims expenses paid	(21,259)	(26,655)	(34,045)	(40,374)	(32,822)	(155,155)

Unpaid claims expenses	—	—	—	1,906	16,353	18,259

4.2	Financial risk

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

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 10.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

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

As at 31 December 2019, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB528 million higher or lower (as at 31 December 2018: RMB145 million lower or higher ), respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits—restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB9,854 million lower or higher (as at 31 December 2018: RMB13,749 million lower or RMB10,045 million higher), as a result of a decrease or increase in the fair value of available-for-sale securities.

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk mainly because China’s capital markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2019, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB5,641 million (as at 31 December 2018: RMB5,073 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB38,559 million (as at 31 December 2018: RMB24,898 million or RMB34,474 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

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

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2019 and 2018, expressed in RMB equivalent:

As at 31 December 2019	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	11,086	95,428	—	—	—	106,514
- Securities at fair value through profit or loss	4,549	660	871	2,166	1,292	9,538
Debt securities
- Held-to-maturity securities	218	—	—	—	—	218
- Loans	1,592	—	—	—	—	1,592
- Available-for-sale securities	7,557	—	—	—	—	7,557
- Securities at fair value through profit or loss	448	—	35	15	9	507
Term deposits	8,026	32	—	—	—	8,058
Cash and cash equivalents	1,842	444	406	20	3	2,715

Total	35,318	96,564	1,312	2,201	1,304	136,699

Financial liabilities
Interest-bearing loans and other borrowings	12,892	—	2,515	4,638	—	20,045

Total	12,892	—	2,515	4,638	—	20,045

As at 31 December 2018	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	9,994	41,379	—	—	—	51,373
- Securities at fair value through profit or loss	4,511	163	951	2,315	1,076	9,016
Debt securities
- Held-to-maturity securities	150	—	—	—	—	150
- Loans	1,766	—	—	—	—	1,766
- Available-for-sale securities	2,240	—	—	—	—	2,240
- Securities at fair value through profit or loss	627	—	19	7	4	657
Term deposits	7,502	—	—	—	—	7,502
Cash and cash equivalents	1,768	261	287	42	—	2,358

Total	28,558	41,803	1,257	2,364	1,080	75,062

Financial liabilities
Interest-bearing loans and other borrowings	13,108	—	2,385	4,657	—	20,150

Total	13,108	—	2,385	4,657	—	20,150

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2019, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB1,013 million (as at 31 December 2018: RMB353 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB10,423 million (as at 31 December 2018: RMB4,909 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange losses in 2019 were RMB67 million (2018: exchange losses of RMB194 million).

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

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2019 and 2018.

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

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2019, 99.8% (as at 31 December 2018: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2019, 100% (as at 31 December 2018: 99.9%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2019, 99.7% (as at 31 December 2018: 99.9%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits—restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2019 and 2018.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2019 and 2018.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2019	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	605,996	605,996	—	—	—	—
Debt securities	1,523,748	—	107,632	319,656	250,805	1,701,886
Loans	608,920	—	232,715	174,260	117,001	191,290
Term deposits	535,260	—	119,827	184,707	294,477	8,087
Statutory deposits - restricted	6,333	—	479	2,315	4,594	—
Securities purchased under agreements to resell	4,467	—	4,467	—	—	—
Accrued investment income	41,703	—	40,710	561	432	—
Premiums receivable	17,281	—	17,281	—	—	—
Cash and cash equivalents	53,306	—	53,306	—	—	—

Subtotal	3,397,014	605,996	576,417	681,499	667,309	1,901,263

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,552,736	—	179,925	209,603	(35,264)	(5,015,173)
Investment contracts	267,804	—	(24,020)	(29,900)	23,462	(606,662)
Contractual cash outflows
Securities sold under agreements to repurchase	118,088	—	(118,088)	—	—	—
Financial liabilities at fair value through profit or loss	3,859	(3,859)	—	—	—	—
Annuity and other insurance balances payable	51,019	—	(51,019)	—	—	—
Interest-bearing loans and other borrowings	20,045	—	(4,776)	(1,572)	(16,111)	—
Bonds payable	34,990	—	(332)	(2,996)	(37,996)	—
Lease liabilities	3,091	—	(1,331)	(1,491)	(440)	(74)

Subtotal	3,051,632	(3,859)	(19,641)	173,644	(66,349)	(5,621,909)

Net cash inflow/(outflow)	345,382	602,137	556,776	855,143	600,960	(3,720,646)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2018	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	422,780	422,780	—	—	—	—
Debt securities	1,391,310	—	80,801	290,449	298,644	1,417,910
Loans	450,251	—	182,978	101,149	88,718	172,050
Term deposits	559,341	—	172,525	145,634	237,508	77,961
Statutory deposits - restricted	6,333	—	782	739	6,005	—
Securities purchased under agreements to resell	9,905	—	9,905	—	—	—
Accrued investment income	48,402	—	47,834	540	28	—
Premiums receivable	15,648	—	15,648	—	—	—
Cash and cash equivalents	50,809	—	50,809	—	—	—

Subtotal	2,954,779	422,780	561,282	538,511	630,903	1,667,921

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,216,031	—	197,289	222,170	(13,489)	(4,391,739)
Investment contracts	255,434	—	(13,098)	(10,293)	(11,422)	(629,318)
Contractual cash outflows
Securities sold under agreements to repurchase	192,141	—	(192,141)	—	—	—
Financial liabilities at fair value through profit or loss	2,680	(2,680)	—	—	—	—
Annuity and other insurance balances payable	49,465	—	(49,465)	—	—	—
Interest-bearing loans and other borrowings	20,150	—	(16,977)	(3,798)	—	—

Subtotal	2,735,901	(2,680)	(74,392)	208,079	(24,911)	(5,021,057)

Net cash inflow/(outflow)	218,878	420,100	486,890	746,590	605,992	(3,353,136)

The amounts set forth in the tables above for insurance and investment contracts in each column are the undiscounted cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short-term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB112,593 million as at 31 December 2019 (as at 31 December 2018: RMB85,071 million). As at 31 December 2019, declared dividends of RMB77,512 million (as at 31 December 2018: RMB74,932 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB61,178 million and RMB204,037 million, respectively for the year ended 31 December 2019 (2018: RMB58,669 million and RMB194,290 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CBIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing Core Tier 2 Capital Securities and bonds for capital replenishment according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits - restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 37, respectively.

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

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1 - No.17):

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Core capital	952,030	761,353
Actual capital	987,067	761,367
Minimum capital	356,953	303,872
Core solvency ratio	267%	251%
Comprehensive solvency ratio	277%	251%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.3	Disclosures about interest in unconsolidated structured entities

The Group’s interest in unconsolidated structured entities are recorded as securities at fair value through profit or loss, available-for-sale securities and loans. These structured entities typically raise funds by issuing securities or other beneficiary certificates. The purpose of these structured entities is primarily to generate management service fees, or provide finance to public and private infrastructure construction. Refer to Note 3.5 for the Group’s consolidation judgements related to structured entities.

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

(i)	The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2019	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	185,158	6,497	6,497	Investment income and service fee
Funds managed by third parties	Note 1	106,205	106,205	Investment income
Trust schemes managed by affiliated entities	6,400	3,588	3,588	Investment income and service fee
Trust schemes managed by third parties	Note 1	71,707	71,707	Investment income
Debt investment schemes managed by affiliated entities	34,025	14,832	14,832	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	37,112	37,112	Investment income
Others managed by affiliated entities Note 2	452,814	10,827	10,827	Investment income and service fee
Others managed by third parties Note 2	Note 1	98,003	98,003	Investment income

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i)	The unconsolidated structured entities that the Group has interest in (continued)

	Unconsolidated structured entities
As at 31 December 2018	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	120,797	629	629	Investment income and service fee
Funds managed by third parties	Note 1	104,678	104,678	Investment income
Trust schemes managed by affiliated entities	3,800	2,680	2,680	Investment income and service fee
Trust schemes managed by third parties	Note 1	89,769	89,769	Investment income
Debt investment schemes managed by affiliated entities	59,456	32,029	32,029	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	33,330	33,330	Investment income
Others managed by affiliated entities Note 2	422,006	9,502	9,502	Investment income and service fee
Others managed by third parties Note 2	Note 1	110,035	110,035	Investment income

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

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2019, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB600,223 million (as at 31 December 2018: RMB400,419 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2019, the management service fee from these structured entities was RMB1,749 million (2018: RMB1,338 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

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

As at 31 December 2019, assets classified as Level 1 accounted for approximately 35.11% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2019, assets classified as Level 2 accounted for approximately 44.98% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2019, assets classified as Level 3 accounted for approximately 19.91% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2019:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	102,349	—	—	102,349
Common stocks	214,206	22,117	—	236,323
Preferred stocks	—	—	58,314	58,314
Wealth management products	—	32,640	—	32,640
Others	—	28,319	70,585	98,904
- Debt securities
Government bonds	2,620	21,138	—	23,758
Government agency bonds	24,305	146,884	—	171,189
Corporate bonds	5,360	143,095	—	148,455
Subordinated bonds/debts	1,069	52,853	—	53,922
Others	—	6,817	105,650	112,467
Securities at fair value through profit or loss
- Equity securities
Funds	16,023	78	—	16,101
Common stocks	40,070	211	—	40,281
Others	—	20	—	20
- Debt securities
Government bonds	33	8	—	41
Government agency bonds	362	6,497	—	6,859
Corporate bonds	7,999	69,200	16	77,215
Others	—	1,091	—	1,091
Derivative financial assets	—	—	428	428

Total	414,396	530,968	234,993	1,180,357

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,859)	—	—	(3,859)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,869)	—	—	(3,869)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2019:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets	Total assets	Derivative financial liabilities	Total liabilities
	Debt securities RMB million	Equity securities RMB million	Debt securities RMB million	RMB million	RMB million	RMB million	RMB million
Opening balance	79,248	100,000	—	—	179,248	(1,877)	(1,877)
Purchases	35,453	46,561	—	—	82,014	—	—
Transferred into Level 3	—	—	16	—	16	—	—
Transferred out of Level 3	—	(15,866)	—	—	(15,866)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	428	428	404	404
Total gains/(losses) recorded in other comprehensive income	221	3,205	—	—	3,426	—	—
Disposals	(200)	(4,000)	—	—	(4,200)	1,473	1,473
Maturity	(9,072)	(1,001)	—	—	(10,073)	—	—

Closing balance	105,650	128,899	16	428	234,993	—	—

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2018:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	92,260	44	—	92,304
Common stocks	113,750	15,871	13,848	143,469
Preferred stocks	—	—	32,707	32,707
Wealth management products	—	31,348	—	31,348
Others	34	—	53,445	53,479
- Debt securities
Government bonds	2,587	25,853	—	28,440
Government agency bonds	53,433	126,840	—	180,273
Corporate bonds	10,206	175,514	—	185,720
Subordinated bonds/debts	—	21,314	200	21,514
Others	—	1,595	79,048	80,643
Securities at fair value through profit or loss
- Equity securities
Funds	13,891	76	—	13,967
Common stocks	34,392	849	—	35,241
Wealth management products	—	1,506	—	1,506
- Debt securities
Government bonds	82	36	—	118
Government agency bonds	1,556	5,204	—	6,760
Corporate bonds	7,052	72,722	—	79,774
Others	—	1,351	—	1,351

Total	329,243	480,123	179,248	988,614

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,680)	—	—	(2,680)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)
Derivative financial liabilities	—	—	(1,877)	(1,877)

Total	(2,689)	—	(1,877)	(4,566)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 assets and liabilities for the year ended 31 December 2018:

	Available-for-sale securities		Securities at fair value through profit or loss	Total assets	Derivative financial liabilities	Total liabilities
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	RMB million	RMB million	RMB million
Opening balance	57,333	89,111	655	147,099	—	—
Purchases	19,755	7,891	—	27,646	—	—
Transferred into Level 3	—	180	—	180	—	—
Transferred out of Level 3	—	(467)	(655)	(1,122)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	—	(1,877)	(1,877)
Total gains/(losses) recorded in other comprehensive income	3,024	3,446	—	6,470	—	—
Disposals	—	(161)	—	(161)	—	—
Maturity	(864)	—	—	(864)	—	—

Closing balance	79,248	100,000	—	179,248	(1,877)	(1,877)

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2019, RMB13,307 million (2018: RMB11,215 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,716 million (2018: RMB16,119 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred from Level 1 to Level 2 (2018: RMB3,491 million were transferred from Level 1 to Level 2), whereas RMB853 million equity securities were transferred from Level 2 to Level 1 (2018: no material transfer).

For the years ended 31 December 2019 and 2018, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2019 and 2018, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primarily assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

4	RISK MANAGEMENT (CONTINUED)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary assets and liabilities at fair value classified as Level 3 as at 31 December 2019 and 31 December 2018:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2019: 26,265 31 December 2018: 34,388	Comparable companies approach	Discounts for lack of marketability	31 December 2019: 11%-35% 31 December 2018: 5%-25%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2019: 28,346 31 December 2018: 23,976	Net asset value method	N/A	N/A	N/A
	31 December 2019: 72,477 31 December 2018: 37,847	Discounted cash flow method	Discount rate	31 December 2019: 3.80%-6.38% 31 December 2018: 3.80%-7.50%	The fair value is inversely related to discount rate
Debt securities	31 December 2019: 105,666 31 December 2018: 79,248	Discounted cash flow method	Discount rate	31 December 2019: 3.02%-6.22% 31 December 2018: 4.00%-6.60%	The fair value is inversely related to discount rate
Derivative financial instruments	31 December 2019: 428 31 December 2018: (1,877)	Comparable companies approach	Discounts for lack of marketability	31 December 2019: 15% 31 December 2018: 11%	The fair value is inversely related to the discounts for lack of marketability

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

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

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., as described in Note 34, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086
- Term life	2,584	—	—	—	—
- Whole life	61,612	—	—	—	—
- Endowment	113,950	—	—	—	—
- Annuity	268,416	—	—	—	—
Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,698	(1,673)	8,195
Including: inter-segment revenue	—	—	—	1,673	(1,673)	—
Segment revenues	594,756	108,611	15,491	12,289	(1,673)	729,474

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,910)	—	(40,275)
Other expenses	(7,120)	(692)	(169)	(3,294)	1,673	(9,602)
Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)

Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,287)	1,673	(677,690)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011
Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159
Segment results	42,418	5,875	489	11,013	—	59,795

Income tax						(781)

Net profit						59,014

Attributable to
- Equity holders of the Company						58,287
- Non-controlling interests						727
Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847
Depreciation and amortisation	2,671	917	312	479	—	4,379

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets	3,111,140	183,142	10,080	76,907	—	3,381,269
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,890	—	3,625,886

Unallocated
Property, plant and equipment						51,758
Others						49,090

Total						3,726,734

Liabilities
Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,904	—	110,757

Segment liabilities	2,824,966	186,376	9,240	28,803	—	3,049,385

Unallocated
Others						268,007

Total						3,317,392

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
- Term life	3,145	—	—	—	—
- Whole life	46,375	—	—	—	—
- Endowment	126,318	—	—	—	—
- Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—
Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Net gains on investments of associates and joint ventures	—	—	—	7,745	—	7,745
Including: share of profit of associates and joint ventures	—	—	—	7,745	—	7,745
Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
- Equity holders of the Company						11,395
- Non-controlling interests						541
Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)
Depreciation and amortisation	1,589	505	202	342	—	2,638

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION (CONTINUED)

	As at 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities
Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

5	SEGMENT INFORMATION (CONTINUED)

	For the year ended 31 December 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	429,822	67,708	14,436	—	—	511,966
- Term life	4,110	—	—	—	—
- Whole life	36,496	—	—	—	—
- Endowment	198,418	—	—	—	—
- Annuity	190,798	—	—	—	—
Net premiums earned	429,267	63,323	14,320	—	—	506,910
Investment income	115,316	5,454	456	1,501	—	122,727
Net realised gains on financial assets	41	2	—	(1)	—	42
Net fair value gains through profit or loss	5,690	269	23	201	—	6,183
Other income	1,276	75	—	7,268	(1,126)	7,493
Including: inter-segment revenue	—	—	—	1,126	(1,126)	—
Segment revenues	551,590	69,123	14,799	8,969	(1,126)	643,355

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(257,300)	(2,383)	(25)	—	—	(259,708)
Accident and health claims and claim adjustment expenses	—	(27,992)	(5,826)	—	—	(33,818)
Increase in insurance contract liabilities	(152,110)	(20,249)	(158)	—	—	(172,517)
Investment contract benefits	(7,798)	(278)	—	—	—	(8,076)
Policyholder dividends resulting from participation in profits	(21,748)	(123)	—	—	—	(21,871)
Underwriting and policy acquisition costs	(48,781)	(8,494)	(4,565)	(2,949)	—	(64,789)
Finance costs	(3,967)	(187)	(16)	(431)	—	(4,601)
Administrative expenses	(24,286)	(5,615)	(3,423)	(2,629)	—	(35,953)
Other expenses	(5,508)	(376)	(147)	(1,521)	1,126	(6,426)
Including: inter-segment expenses	(1,071)	(51)	(4)	—	1,126	—
Statutory insurance fund contribution	(777)	(180)	(111)	—	—	(1,068)

Segment benefits, claims and expenses	(522,275)	(65,877)	(14,271)	(7,530)	1,126	(608,827)

Share of profit of associates and joint ventures, net	—	—	—	7,143	—	7,143

Segment results	29,315	3,246	528	8,582	—	41,671

Income tax						(8,919)

Net profit						32,752

Attributable to
- Equity holders of the Company						32,253
- Non-controlling interests						499
Other comprehensive income attributable to equity holders of the Company	(7,838)	(370)	(31)	327	—	(7,912)
Depreciation and amortisation	1,513	351	216	160	—	2,240

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2019	37,262	7,658	1,340	16,902	2,191	65,353
Transfers upon completion	7,171	288	—	(8,164)	532	(173)
Additions	415	1,026	195	8,656	3	10,295
Transfers into investment properties	—	—	—	(2,977)	—	(2,977)
Disposals	(77)	(604)	(171)	(39)	(107)	(998)

As at 31 December 2019	44,771	8,368	1,364	14,378	2,619	71,500

Accumulated depreciation
As at 1 January 2019	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)
Charge for the year	(1,397)	(620)	(190)	—	(283)	(2,490)
Other additions	(48)	—	—	—	—	(48)
Disposals	48	579	162	—	79	868

As at 31 December 2019	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019	32,936	2,884	523	14,377	1,038	51,758

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

6	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2018	32,457	6,873	1,403	16,696	1,830	59,259
Transfers upon completion	4,889	123	—	(5,500)	393	(95)
Additions	85	932	282	11,416	54	12,769
Transfers into investment properties	—	—	—	(5,634)	—	(5,634)
Disposals	(169)	(270)	(345)	(76)	(86)	(946)

As at 31 December 2018	37,262	7,658	1,340	16,902	2,191	65,353

Accumulated depreciation
As at 1 January 2018	(9,248)	(5,122)	(955)	—	(1,203)	(16,528)
Charge for the year	(1,196)	(578)	(151)	—	(212)	(2,137)
Disposals	30	257	293	—	38	618

As at 31 December 2018	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)

Impairment
As at 1 January 2018	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	(1)	—	(1)
Disposals	—	—	—	—	—	—

As at 31 December 2018	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2018	23,185	1,751	448	16,696	627	42,707

As at 31 December 2018	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019, the net book value of buildings above which were in process to obtain title certificates was RMB8,852 million (as at 31 December 2018: RMB6,798 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2019	2,554	1	2,555
Additions	2,262	1	2,263
Deductions	(130)	—	(130)

As at 31 December 2019	4,686	2	4,688

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,196)	(1)	(1,197)
Deductions	29	—	29

As at 31 December 2019	(1,167)	(1)	(1,168)

Impairment
As at 1 January 2019	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,554	1	2,555

As at 31 December 2019	3,519	1	3,520

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2019.

The Group’s right-of-use assets include the above assets and land use rights disclosed in Note 14.

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

31 December 2019
RMB million
Interest on lease liabilities	106
Depreciation charge of right-of-use assets	1,197
Expense relating to short-term leases	440
Expense relating to leases of low-value assets (except for short-term lease liabilities)	3

Total	1,746

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

8	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2019	10,227
Additions	3,022
Deductions	(351)

As at 31 December 2019	12,898

Accumulated depreciation
As at 1 January 2019	(480)
Additions	(325)
Deductions	48

As at 31 December 2019	(757)

Net book value
As at 1 January 2019	9,747

As at 31 December 2019	12,141

Fair value
As at 1 January 2019	12,449

As at 31 December 2019	14,870

Buildings RMB million
Cost
As at 1 January 2018	3,366
Additions	6,875
Deductions	(14)

As at 31 December 2018	10,227

Accumulated depreciation
As at 1 January 2018	(302)
Additions	(186)
Deductions	8

As at 31 December 2018	(480)

Net book value
As at 1 January 2018	3,064

As at 31 December 2018	9,747

Fair value
As at 1 January 2018	4,629

As at 31 December 2018	12,449

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

8	INVESTMENT PROPERTIES (CONTINUED)

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

As at 31 December 2019, the net book value of investment properties which were in process to obtain title certificates was RMB5,809 million (as at 31 December 2018: RMB3,407million).

The fair value of investment properties of the Group as at 31 December 2019 amounted to RMB14,870 million (as at 31 December 2018: RMB12,449 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

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

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2019 RMB million	2018 RMB million
As at 31 December 2018/ 31 December 2017	201,661	161,472
Adjustment (i)	(2,889)	—
As at 1 January	198,772	161,472
Change of the cost	18,590	34,229
Share of profit or loss	9,159	7,745
Declared dividends	(3,227)	(2,903)
Other equity movements	1,189	1,118
Impairment	(1,500)	—

As at 31 December	222,983	201,661

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

						Movement
	Accounting method	Cost	As at 31 December 2018	Adjustment (i)	As at 1 January 2019	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2019	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (ii)	Equity Method	45,176	72,655	(2,841)	69,814	—	5,374	(284)	276	—	75,180	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (iii)	Equity Method	11,245	12,812	—	12,812	—	545	(369)	(101)	(1,500)	11,387	29.59%	(2,510)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,963	—	7,963	—	849	—	520	—	9,332	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,501	—	1,501	—	49	—	—	—	1,550	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,387	—	21,387	—	1,146	(1,104)	4	—	21,433	43.86%	—
China United Network Communications Limited (“China Unicom”) (iv)	Equity Method	21,829	21,892	(48)	21,844	—	453	(170)	(59)	—	22,068	10.29%	—
Others (v)	Equity Method	29,231	23,524	—	23,524	5,566	725	(460)	400	—	29,755		—

Subtotal		134,820	161,734	(2,889)	158,845	5,566	9,141	(2,387)	1,040	(1,500)	170,705		(2,510)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,787	—	5,787	—	224	(162)	—	—	5,849	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	5,741	—	5,741	17	(596)	—	(22)	—	5,140	75.00%	—
Others (v)	Equity Method	41,921	28,399	—	28,399	13,007	390	(678)	171	—	41,289		—

Subtotal		55,858	39,927	—	39,927	13,024	18	(840)	149	—	52,278		—

Total		190,678	201,661	(2,889)	198,772	18,590	9,159	(3,227)	1,189	(1,500)	222,983		(2,510)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

9	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

(i)

On 1 January 2019, CGB began to adopt IFRS 9. The cumulative effect of initial adoption of IFRS 9 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. As at 1 January 2019, The Group’s retained earnings were decreased by RMB2,857 million and reserves were increased by RMB16 million. The Group’s equity as at 1 January 2019 was decreased by RMB2,841 million in total.

On 1 January 2019, China Unicom began to adopt IFRS 16. The cumulative effect of initial adoption of IFRS 16 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. The Group’s retained earnings as at 1 January 2019 were decreased by RMB48 million.

(ii)	The 2018 final dividend of RMB0.033 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 16 August 2019. The Company received a cash dividend of RMB284 million.

(iii)

The 2018 final dividend of HKD0.073 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 16 May 2019. The Company received a cash dividend equivalent to RMB145 million. The 2019 interim dividend of HKD0.110 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 21 August 2019. The Company received a cash dividend equivalent to RMB224 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2019, the stock price of Sino-Ocean was HKD3.13 per share. As at 31 December 2018, the cumulative impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment on 31 December 2019. An impairment loss of RMB1.50 billion was recognised for this investment valued using the discounted future cash flow method for the year ended 31 December 2019. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively.

(iv)

The 2018 final dividend of RMB0.0533 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 8 May 2019. The Company received a cash dividend of RMB170 million. As at 31 December 2019, China Unicom’s share price is RMB5.89 per share.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)

Except for the non-publicly issued stock of China Unicom having a 36-month period restricted for sale, there is no significant restriction for the Group to dispose of its other associates and joint ventures.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

As at 31 December 2019, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2019 and for the year ended 31 December 2019:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,632,798	243,700	91,167	12,671	36,327	564,231	10,281	24,381
Total liabilities	2,423,234	178,088	67,837	9,792	777	240,735	168	13,620
Total equity	209,564	65,612	23,330	2,879	35,550	323,496	10,113	10,761
Total equity attributable to equity holders of the associates and joint ventures	164,573	49,909	23,330	2,872	35,550	143,327	10,113	10,761
Total adjustments (i)	412	(6,209)	—	—	449	17,454	(1,339)	(3,908)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	164,985	43,700	23,330	2,872	35,999	160,781	8,774	6,853
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	75,180	13,897	9,332	1,550	21,433	22,068	5,849	5,140
Impairment	—	(2,510)	—	—	—	—	—	—
Net carrying value of the investments	75,180	11,387	9,332	1,550	21,433	22,068	5,849	5,140

Total revenues	76,312	56,704	69,498	793	5,008	291,435	306	795
Net profit/(loss)	12,581	4,166	2,123	153	2,635	11,264	287	348
Other comprehensive income	643	152	1,310	1	—	(501)	—	—
Total comprehensive income	13,224	4,318	3,433	154	2,635	10,763	287	348

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (CONTINUED)

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

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2019 and 31 December 2018. The Group had a capital contribution commitment of RMB24,430 million with joint ventures as at 31 December 2019 (as at 31 December 2018: RMB20,768 million). The capital contribution commitment amount has been included in the capital commitments in Note 40.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Government bonds	215,928	179,943
Government agency bonds	401,799	266,986
Corporate bonds	198,322	212,709
Subordinated bonds/debts	112,702	147,079

Total	928,751	806,717

Debt securities
Listed in Mainland, PRC	209,123	109,597
Listed in Hong Kong, PRC	157	130
Listed overseas	62	20
Unlisted (i)	719,409	696,970

Total	928,751	806,717

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2019, an accumulated impairment loss of RMB17 million (2018: RMB42 million) for the investment of held-to-maturity securities has been recognised by the Group.

	As at 31 December 2019			As at 31 December 2018
Debt securities - fair value hierarchy	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	15,749	212,449	228,198	15,387	175,622	191,009
Government agency bonds	57,955	357,058	415,013	72,455	204,029	276,484
Corporate bonds	7,914	198,879	206,793	10,965	209,302	220,267
Subordinated bonds/debts	—	118,571	118,571	—	155,783	155,783

Total	81,618	886,957	968,575	98,807	744,736	843,543

Debt securities - Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	24,454	16,907
After one year but within five years	128,266	137,840
After five years but within ten years	241,372	279,086
After ten years	534,659	372,884

Total	928,751	806,717

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS (CONTINUED)

10.2	Loans

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Policy loans (i)	174,872	142,165
Other loans	436,766	308,086

Total	611,638	450,251
Impairment	(2,718)	—

Net value	608,920	450,251

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	213,937	167,498
After one year but within five years	229,415	138,939
After five years but within ten years	129,596	99,501
After ten years	38,690	44,313

Total	611,638	450,251
Impairment	(2,718)	—

Net value	608,920	450,251

(i)	As at 31 December 2019, maturities of policy loans were within 6 months (as at 31 December 2018: same).

10.3	Term deposits

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	107,039	158,920
After one year but within five years	420,191	323,021
After five years but within ten years	8,030	77,400

Total	535,260	559,341

As at 31 December 2019, the Group’s term deposits of RMB3,491 million (as at 31 December 2018: RMB16,691 million) were deposited in banks to back overseas borrowings and are restricted to use.

In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branches of Agricultural Bank of China, respectively. In December 2016, Sunny Bamboo Limited and Golden Bamboo Limited, subsidiaries of the Company, entered into a loan agreement with the Hong Kong branch of Agricultural Bank of China. The Company arranged deposits with Beijing Xicheng branch of Agricultural Bank of China to back these loans. As at 31 December 2019, the amounts of such term deposits were RMB361 million, RMB380 million and RMB750 million, respectively (as at 31 December 2018: RMB6,861 million, RMB7,080 million and RMB750 million).

On 6 December 2017, New Fortune Wisdom Limited and New Capital Wisdom Limited, subsidiaries of Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership) (“Guo Yang Guo Sheng”), a subsidiary of the Company, entered into a loan agreement with a subsidiary of Agricultural Bank of China. Guo Yang Guo Sheng arranged deposits with Beijing Xicheng branch of the Agricultural Bank of China to back these loans. As at 31 December 2019, the amounts of such term deposits and current deposits were RMB2,000 million (as at 31 December 2018: same) and RMB1,069 million (as at 31 December 2018: RMB1,274 million), respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS (CONTINUED)

10.4	Statutory deposits - restricted

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Contractual maturity schedule:
Within one year	180	500
After one year but within five years	6,153	5,833

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	23,758	28,440
Government agency bonds	171,189	180,273
Corporate bonds	148,455	185,720
Subordinated bonds/debts	53,922	21,514
Others (i)	112,467	80,643

Subtotal	509,791	496,590

Equity securities
Funds	102,349	92,304
Common stocks	236,323	143,469
Preferred stocks	58,314	32,707
Wealth management products	32,640	31,348
Others (i)	98,904	53,479

Subtotal	528,530	353,307

Available-for-sale securities, at cost
Equity securities
Others (i)	20,636	20,636

Total	1,058,957	870,533

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS (CONTINUED)

10.5	Available-for-sale securities (continued)

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Listed in Mainland, PRC	46,505	53,933
Unlisted	463,286	442,657

Subtotal	509,791	496,590

Equity securities
Listed in Mainland, PRC	152,293	102,190
Listed in Hong Kong, PRC	95,428	55,066
Listed overseas	1,458	162
Unlisted	299,987	216,525

Subtotal	549,166	373,943

Total	1,058,957	870,533

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation, wealth management products and private equity funds.

Debt securities - Contractual maturity schedule	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within one year	26,075	11,511
After one year but within five years	155,110	170,606
After five years but within ten years	226,421	214,826
After ten years	102,185	99,647

Total	509,791	496,590

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS (CONTINUED)

10.6	Securities at fair value through profit or loss

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Debt securities
Government bonds	41	118
Government agency bonds	6,859	6,760
Corporate bonds	77,215	79,774
Others	1,091	1,351

Subtotal	85,206	88,003

Equity securities
Funds	16,101	13,967
Common stocks	40,281	35,241
Wealth management products	—	1,506
Others	20	—

Subtotal	56,402	50,714

Total	141,608	138,717

Debt securities
Listed in Mainland, PRC	35,804	39,145
Listed in Hong Kong, PRC	102	108
Listed overseas	167	202
Unlisted	49,133	48,548

Subtotal	85,206	88,003

Equity securities
Listed in Mainland, PRC	39,770	31,962
Listed in Hong Kong, PRC	611	97
Listed overseas	6,418	6,552
Unlisted	9,603	12,103

Subtotal	56,402	50,714

Total	141,608	138,717

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

10.7	Derivative financial instruments

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Derivative financial assets
Forward contract	428	—

Derivative financial Liabilities
Forward contract	—	1,877

Note:

The derivative financial instruments of the Company above are all forward contracts to purchase equity securities. The fair value is based on active quoted price of the equity security with consideration of discounts for lack of marketability, which is classified as Level 3.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

10	FINANCIAL ASSETS (CONTINUED)

10.8	Securities purchased under agreements to resell

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Maturing:
Within 30 days	4,467	9,905

Total	4,467	9,905

10.9	Accrued investment income

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Bank deposits	12,310	19,805
Debt securities	25,048	23,486
Others	4,345	5,111

Total	41,703	48,402

Current	40,710	47,834
Non-current	993	568

Total	41,703	48,402

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Held-to-maturity securities (ii)	928,751	806,717	968,575	843,543
Loans (iii)	608,920	450,251	623,840	458,669
Term deposits	535,260	559,341	535,260	559,341
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,038,321	849,897	1,038,321	849,897
Securities at fair value through profit or loss	141,608	138,717	141,608	138,717
Derivative financial assets	428	—	428	—
Securities purchased under agreements to resell	4,467	9,905	4,467	9,905
Cash and cash equivalents	53,306	50,809	53,306	50,809
Investment contracts (iii)	(267,804)	(255,434)	(260,592)	(245,803)
Financial liabilities at fair value through profit or loss	(3,859)	(2,680)	(3,859)	(2,680)
Derivative financial liabilities	—	(1,877)	—	(1,877)
Securities sold under agreements to repurchase	(118,088)	(192,141)	(118,088)	(192,141)
Bonds payable	(34,990)	—	(35,551)	—
Interest-bearing loans and borrowings	(20,045)	(20,150)	(20,045)	(20,150)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

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

12	PREMIUMS RECEIVABLE

As at 31 December 2019, the carrying value of premiums receivable within one year was RMB17,205 million (as at 31 December 2018: RMB15,607 million).

13	REINSURANCE ASSETS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Long-term insurance contracts ceded (Note 15)	3,839	3,123
Due from reinsurance companies	808	731
Ceded unearned premiums (Note 15)	369	370
Claims recoverable from reinsurers (Note 15)	145	140

Total	5,161	4,364

Current	1,318	1,241
Non-current	3,843	3,123

Total	5,161	4,364

14	OTHER ASSETS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Land use rights (i)	7,830	7,906
Disbursements	5,946	4,162
Tax prepaid	5,615	—
Automated policy loans	3,377	3,269
Investments receivable and prepaid	2,665	8,885
Prepayments to constructors	847	504
Due from related parties	757	725
Others	6,992	7,986

Total	34,029	33,437

Current	24,175	23,533
Non-current	9,854	9,904

Total	34,029	33,437

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

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

Discount rate assumptions
As at 31 December 2019	4.85%
As at 31 December 2018	4.85%

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

Discount rate assumptions
As at 31 December 2019	3.52%~4.83%
As at 31 December 2018	3.47%~4.86%

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

15	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

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

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2019	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2018	45.00	0.85%~0.90%	25.00	0.90%

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

(b)	Net liabilities of insurance contracts

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Gross
Long-term insurance contracts	2,521,331	2,189,794
Short-term insurance contracts
- Claims and claim adjustment expenses	18,404	14,805
- Unearned premiums	13,001	11,432

Total, gross	2,552,736	2,216,031

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(3,839)	(3,123)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 13)	(145)	(140)
- Unearned premiums (Note 13)	(369)	(370)

Total, ceded	(4,353)	(3,633)

Net
Long-term insurance contracts	2,517,492	2,186,671
Short-term insurance contracts
- Claims and claim adjustment expenses	18,259	14,665
- Unearned premiums	12,632	11,062

Total, net	2,548,383	2,212,398

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

15	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2019 RMB million	2018 RMB million
Notified claims	2,536	2,672
Incurred but not reported	12,269	11,106

Total as at 1 January - Gross	14,805	13,778

Cash paid for claims settled
- Cash paid for current year claims	(33,244)	(27,165)
- Cash paid for prior year claims	(14,551)	(12,876)
Claims incurred
- Claims arising in current year	49,727	40,601
- Claims arising in prior years	1,667	467

Total as at 31 December - Gross	18,404	14,805

Notified claims	2,781	2,536
Incurred but not reported	15,623	12,269

Total as at 31 December - Gross	18,404	14,805

The table below presents movements in unearned premium reserves:

	Gross	2019 RMB million Ceded	Net	Gross	2018 RMB million Ceded	Net
As at 1 January	11,432	(370)	11,062	12,289	(527)	11,762
Increase	13,001	(369)	12,632	11,432	(370)	11,062
Release	(11,432)	370	(11,062)	(12,289)	527	(11,762)

As at 31 December	13,001	(369)	12,632	11,432	(370)	11,062

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

15	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2019 RMB million	2018 RMB million
As at 1 January	2,189,794	1,999,066
Premiums	497,570	480,496
Release of liabilities (i)	(282,189)	(385,761)
Accretion of interest	114,234	99,618
Change in assumptions
- Change in discount rates	(4,906)	(6,020)
- Change in other assumptions (ii)	7,308	2,946
Other movements	(480)	(551)

As at 31 December	2,521,331	2,189,794

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2019, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB4,737 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB2,571 million.

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

16	INVESTMENT CONTRACTS

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Investment contracts with DPF at amortised cost	61,657	59,129
Investment contracts without DPF
- At amortised cost	206,137	196,296
- At fair value through profit or loss	10	9

Total	267,804	255,434

The table below presents movements of investment contracts with DPF:

	2019 RMB million	2018 RMB million
As at 1 January	59,129	57,153
Deposits received	4,238	4,096
Deposits withdrawn, payments on death and other benefits	(2,959)	(3,318)
Policy fees deducted from account balances	(38)	(38)
Interest credited	1,287	1,236

As at 31 December	61,657	59,129

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Guaranteed loans	11 January 2019	1.50%	—	993
Guaranteed loans	17 June 2019	3.54%	—	2,385
Guaranteed loans	27 September 2019	2.30%	—	6,657
Guaranteed loans	30 September 2019	2.40%	—	6,451
Guaranteed loans	11 January 2020	1.50%	989	—
Credit loans	6 November 2020	LIBOR+2.70%(i)	126	—
Guaranteed loans	6 December 2020	EURIBOR +3.80%(ii)	3,126	3,139
Credit loans	18 January 2021	2.50%	523	525
Credit loans	25 June 2024	3.08%	2,515	—
Credit loans	16 September 2024	3.30%	5,999	—
Credit loans	27 September 2024	USD LIBOR+1.00%	6,767	—

Total			20,045	20,150

(i)	2.70% when LIBOR is negative.

(ii)	3.80% when EURIBOR is negative.

18	BONDS PAYABLE

As at 31 December 2019, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,990 million (as at 31 December 2018: nil), and the fair value of RMB35,551 million (as at 31 December 2018: nil). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
22 March 2019	22 March 2029	4.28%	35,000	—

Total			35,000	—

The fair value of bonds payable is based on the valuation results of China Central Depository & Clearing Co., Ltd.

On 20 March 2019, the Company issued a bond in the national inter-bank bond market at a principal amount of RMB35 billion, and completed the issuance on 22 March 2019. The bond has a 10-year maturity and a fixed coupon rate of 4.28% per annum. The Company has a conditional right to redeem the bonds at the end of the fifth year. If the Company does not redeem the bonds at the end of the fifth year, the coupon rate per annum for the remaining 5 years will be raised to 5.28%.

Bonds payable are measured at amortised cost as described in Note 2.15.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Interbank market	63,631	125,788
Stock exchange market	54,457	66,353

Total	118,088	192,141

Maturing:
Within 30 days	117,928	192,141
After 90 days	160	—

Total	118,088	192,141

As at 31 December 2019, bonds with a carrying value of RMB92,011 million (as at 31 December 2018: RMB139,784 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2019, the carrying value of securities deposited in the collateral pool was RMB256,700 million (as at 31 December 2018: RMB174,323 million). The collateral is restricted from trading during the period of the repurchase transaction.

20	OTHER LIABILITIES

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Payable to the third-party holders of consolidated structured entities	21,400	9,407
Interest payable to policyholders	14,113	11,739
Salary and welfare payable	11,475	11,199
Brokerage and commission payable	7,418	5,268
Payable to constructors	3,329	3,479
Agent deposits	1,998	1,793
Interest payable of debt instruments	1,327	252
Stock appreciation rights (Note 31)	748	490
Tax payable	674	666
Others	18,632	14,133

Total	81,114	58,426

Current	81,114	58,426
Non-current	—	—

Total	81,114	58,426

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

21	STATUTORY INSURANCE FUND

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

22	INVESTMENT INCOME

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Debt securities
- held-to-maturity securities	38,229	34,657	30,669
- available-for-sale securities	21,373	22,991	19,608
- at fair value through profit or loss	3,546	3,869	3,618
Equity securities
- available-for-sale securities	21,823	16,492	27,019
- at fair value through profit or loss	981	1,284	920
Bank deposits	26,695	22,699	23,827
Loans	27,111	22,894	16,320
Securities purchased under agreements to resell	161	281	746

Total	139,919	125,167	122,727

For the year ended 31 December 2019, the interest income included in investment income was RMB117,115 million (2018: RMB107,391 million, 2017: RMB94,788 million). All interest income was accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Debt securities
Realised gains (i)	3,714	399	(9)
Impairment (ii)	(3,749)	(42)	(114)

Subtotal	(35)	357	(123)

Equity securities
Realised gains (i)	4,504	(11,785)	2,808
Impairment (ii)	(2,638)	(8,163)	(2,643)

Subtotal	1,866	(19,948)	165

Total	1,831	(19,591)	42

(i)	Realised gains were generated mainly from available-for-sale securities.

During the year ended 31 December 2019, the Group recognised an impairment charge of RMB888 million (2018: RMB4,542 million, 2017: RMB619 million) of available-for-sale funds, an impairment charge of RMB1,750 million (2018: RMB3,621 million, 2017: RMB2,024 million) of available-for-sale equity securities, an impairment charge of RMB1,027 million (2018: nil, 2017: RMB114 million) of available-for-sale debt securities, an impairment charge of RMB2,718 million (2018: nil, 2017: nil) of loans and an impairment charge of RMB4 million (2018: RMB42 million, 2017: nil) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Debt securities	778	2,006	(1,542)
Equity securities	18,279	(18,938)	8,179
Stock appreciation rights	(258)	343	(179)
Financial liabilities at fair value through profit or loss	(380)	188	(275)
Derivative financial instruments	832	(1,877)	—

Total	19,251	(18,278)	6,183

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

For the year ended 31 December 2017
Life insurance death and other benefits	260,853	(1,145)	259,708
Accident and health claims and claim adjustment expenses	34,101	(283)	33,818
Increase in insurance contract liabilities	173,085	(568)	172,517

Total	468,039	(1,996)	466,043

26	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

27	FINANCE COSTS

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Interest expenses for securities sold under agreements to repurchase	2,392	3,565	3,144
Interest expenses for interest-bearing loans and borrowings	589	551	424
Interest expenses for bonds payable	1,168	—	1,033
Interest on lease liabilities	106	—	—

Total	4,255	4,116	4,601

28	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Employee salaries and welfare costs	20,125	19,268	18,741
Housing benefits	1,189	1,061	933
Contribution to the defined contribution pension plan	2,905	2,531	2,357
Depreciation and amortisation	4,379	2,638	2,240
Foreign exchange losses/(gains)	67	194	(52)
Remuneration in respect of audit services provided by auditors	60	59	59

29	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Current taxation - Enterprise income tax	614	6,397	9,457
Deferred taxation	167	(4,412)	(538)

Total tax charges	781	1,985	8,919

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2018: 25%, 2017: 25%) is as follows:

	For the year ended 31 December
	2019 RMB million	2018 RMB million	2017 RMB million
Profit before income tax	59,795	13,921	41,671
Tax computed at the statutory tax rate	14,949	3,480	10,418
Adjustment on current income tax of previous period (i)	(5,228)	(324)	(40)
Non-taxable income (ii)	(9,589)	(6,771)	(7,807)
Expenses not deductible for tax purposes (ii)	313	5,319	6,105
Unused tax losses	239	25	6
Tax losses utilised from previous periods	—	(86)	(15)
Others	97	342	252

Income tax at the effective tax rate	781	1,985	8,919

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

29	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2018: 25%, 2017: 25%) is as follows (continued):

(i)

According to Cai Shui [2019] No.72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. This notice issued above was effective from 1 January 2019 and applicable to the final settlement and payment of enterprise income tax filing for the year ended 31 December 2018. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to the final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Deferred tax assets	13,352	10,160
Deferred tax liabilities	(23,554)	(8,903)

Net deferred tax assets	128	1,257
Net deferred tax liabilities	(10,330)	—

As at 31 December 2019 and 31 December 2018, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	1,673	—	1,673
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
- Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	1,985	(2,428)	276	(167)
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	(16,260)	—	(16,260)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880
- Others	—	88	—	88

As at 31 December 2019	1,557	(14,673)	2,914	(10,202)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

29	TAXATION (CONTINUED)

(c)	As at 31 December 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities are as follows (continued):

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

Unrecognised deductible tax losses of the Group amounted to RMB1,321 million as at 31 December 2019 (as at 31 December 2018: RMB365 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2019 (as at 31 December 2018: RMB378 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	7,508	3,947
- deferred tax assets to be recovered within 12 months	5,844	6,213

Subtotal	13,352	10,160

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(19,906)	(7,490)
- deferred tax liabilities to be settled within 12 months	(3,648)	(1,413)

Subtotal	(23,554)	(8,903)

Net deferred tax liabilities	(10,202)	1,257

30	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2019 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2018: same).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

31	STOCK APPRECIATION RIGHTS

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

As at 31 December 2019, there were 55.01 million units outstanding and exercisable (as at 31 December 2018: same). As at 31 December 2019, the amount of intrinsic value for the vested stock appreciation rights was RMB735 million (as at 31 December 2018: RMB477 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 30% to 36%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 1.42% to 1.82%.

The Company recognised a loss of RMB258 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2019 (2018: fair value gain of RMB343 million, 2017: fair value losses of RMB179 million). RMB735 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2019 (as at 31 December 2018: RMB477 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2019 (as at 31 December 2018: nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling RMB4,522 million in respect of the year ended 31 December 2018 was declared and paid in 2019. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2019.

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

A distribution of RMB394 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2019 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

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

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2020, a final dividend of RMB0.73 (inclusive of tax) per ordinary share totalling approximately RMB20,633 million for the year ended 31 December 2019 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2019.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9

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

Sino-Ocean, China Unicom and certain associates of the Group, have adopted IFRS 9. CGB, an associate of the Group, has adopted IFRS 9 since 1 January 2019. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates. The effects of adopting new accounting standards by CGB upon the Group’s consolidated statement of financial position are disclosed in Note 9.

(a)

The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2019 and 31 December 2018 and fair value changes for the years ended 31 December 2019 and 31 December 2018:

	Fair value as at 31 December
	2019 RMB million	2018 RMB million
Held for trading financial assets	141,608	138,717
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,615,856	1,502,203
- Financial assets with contractual terms that do not give rise on SPPI	860,644	528,377

Total	2,618,108	2,169,297

	Fair value changes for the year ended 31 December
	2019 RMB million	2018 RMB million
Held for trading financial assets	19,057	(16,932)
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
-Financial assets with contractual terms that give rise on SPPI	6,029	95,480
-Financial assets with contractual terms that do not give rise on SPPI	77,741	(40,447)

Total	102,827	38,101

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (CONTINUED)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise on SPPI:

	Carrying amount (iii)
	As at 31 December 2019 RMB Million	As at 31 December 2018 RMB Million
Domestic
Rating not required (iv)	657,905	653,328
AAA	893,336	787,908
AA+	7,671	13,026
AA	1,163	1,152
AA-	3,000	70

Subtotal	1,563,075	1,455,484

Overseas
AAA	30	—
A+	4,014	—
A	3,541	1,755
A-	35	493
BBB+	135	118
BBB-	14	14
Not rated	25	24

Subtotal	7,794	2,404

Total	1,570,869	1,457,888

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise on SPPI:

	As at 31 December 2019
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	11,834	8,237
Overseas	25	9

Total	11,859	8,246

	As at 31 December 2018
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	14,248	14,539
Overseas	24	12

Total	14,272	14,551

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, carrying amount before adjusting impairment allowance is disclosed here.
(iv)	Mainly including government bonds and policy financial bonds.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China

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

			Immediate and ultimate holding company	State-owned	Wang Bin

(b)	Subsidiaries

Refer to Note 34(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2018 million	Increase million	Decrease million	As at 31 December 2019 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—	RMB1,991
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”) (i)	RMB1,730	—	RMB(200)	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

(i)

The Group reduced its capital contribution to CL Health by RMB200 million for the year ended 31 December 2019. As at 4 September 2019, CL Health completed the business registration modification procedure for the registered capital with the amount reduced from RMB1,730 million to RMB1,530 million.

(ii)

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder	As at 31 December 2018				As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries	As at 31 December 2018				As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,586	100.00% directly	RMB200	—	RMB1,786	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	—	—	—	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD1,125	100.00% indirectly
CL Health	RMB1,730	100.00% directly	—	RMB(200)	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—	USD2	100.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)	As at 31 December 2018				As at 31 December 2019
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng	RMB3,250	99.997% directly	—	RMB(100)	RMB3,150	99.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	RMB606	99.98% directly	—	—	RMB606	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership)	RMB4,000	99.98% directly	—	—	RMB4,000	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Shengyi Jingsheng	RMB1,063	100.00% indirectly	—	—	RMB1,063	100.00% indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”) (i)	—	—	RMB2,859	—	RMB2,859	99.99% directly
China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”) (i)	—	—	RMB10	—	RMB10	99.95% directly

(i)	CG Investments and CL Guang De were newly included in the consolidated financial statements of the Group for the year ended 31 December 2019.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2019	2018	2017
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i) (vii)	575	629	740
Asset management fee received from CLIC	(ii.a)	89	100	107
Payment of dividends from the Company to CLIC		3,092	7,729	4,638
Distribution of profits from AMC to CLIC		122	128	125
Asset management fee received from CL Overseas	(ii.b)	86	63	119
Asset management fee received from CLP&C	(ii.c)	14	14	14
Payment of insurance premium to CLP&C		48	47	44
Claim and other payments received from CLP&C		16	14	16
Agency fee received from CLP&C	(iii) (vii)	2,297	2,959	3,030
Rental and a service fee received from CLP&C		51	50	59
Dividend from CLP&C		—	66	69
Payment of rental, project fee and other expenses to CLRE		43	45	50
Property leasing expenses charged by CLI	(iv)	78	83	78
Payment of an asset management fee to CLI	(ii.d) (vii)	653	529	396
Property leasing income received from CLI		39	37	37
Payment of a business management service fee to CL Ecommerce		—	53	64
Transactions between CGB and the Group
Interest on deposits received from CGB		2,584	1,425	1,382
Dividend from CGB (Note 9)		284	—	—
Commission expenses charged by CGB	(v)	158	112	92
Capital contribution to CGB		—	13,012	—
Transactions between Sino-Ocean and the Group
Dividend from Sino-Ocean (Note 9)		369	558	553
Interest of corporate bonds received from Sino-Ocean		27	27	27
Project management fee paid to Sino-Ocean		—	2	55
Transactions between EAP and the Group
Contribution to EAP		1,003	593	700
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 9)		2,574	2,279	1,240
Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e) (vii)	1,353	1,326	1,154
Distribution of profits from AMC		183	193	187
Transactions between Pension Company and the Company
Rental received from Pension Company		54	45	43
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	54	43	42
Marketing fee income for promotion of annuity business from Pension Company		8	13	10
Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	18	18	14
Transactions between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		200	—	260
Transactions between Rui Chong Company and the Company
Capital contribution to Rui Chong Company		—	—	601
Rental fee charged by Rui Chong Company		47	47	—
Transactions between the Guo Yang Guo Sheng and the Company
Capital withdrawal from Guo Yang Guo Sheng		100	—	—
Transactions between the CL Health and the Company
Capital withdrawal from CL Health		200	—	—
Transactions between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		2,210	1,424	203
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		10,965	8,247	3,944
Distribution of profits from the other subsidiaries to the Company		206	426	70

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds obtained from and interests accrued for repurchase transactions, deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes, customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on contractual agreed rate, without paying for extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

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

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)

On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)

On 28 December 2018, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)

On 31 December 2018, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a seasonal basis and the maximum investment management fee paid annually is RMB30 million. The management fee rate for financial products, such as investment plans, project asset-backed plans, customised products and insurance asset management products, set up by AMC HK in the industry permitted by regulatory policies, is set according to contractual terms. The management fee rate for the directive investment operation of term deposits, common stocks, funds, financial products and other investment products, universal account B-2 and entrusted assets account alike was 0.02%; the management fee rate for unlisted equity investment was 0.3%; the management fee rate for customised investment portfolio was agreed upon the management fee of market-oriented entrusted investment. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)

On 31 January 2018, the Company and CLP&C signed a new framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021.

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

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective from the signing date to 16 August 2020.

On 28 December 2018, the Company and CGB signed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for two years from 1 January 2019, with an automatic one-year renewal if no objections were raised by either party upon expiry.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balance of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 31 December 2019	As at 31 December 2018
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	334	350
Amount due from CL Overseas	56	68
Amount due from CLP&C	334	284
Amount due to CLP&C	(31)	(9)
Amount due from CLI	18	15
Amount due to CLI	(401)	(362)
Amount due from CLRE	2	2
Amount deposited with CGB	59,420	61,880
Wealth management products and other securities of CGB	844	115
Amount due from CGB	894	1,557
Amount due to CGB	(75)	(63)
Corporate bonds of Sino-Ocean	605	593
Amount due from Sino-Ocean	8	8
Amount due from CL Ecommerce	13	6
Amount due to CL Ecommerce	(68)	(67)
The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(381)	(218)
Amount due to AMC HK	(9)	(10)
Amount due from Pension Company	30	25
Amount due to Pension Company	(35)	(28)
Amount due from Rui Chong Company	118	18

(i)	Key management personnel compensation

	For the year ended 31 December
	2019	2018	2017
	RMB million	RMB million	RMB million
Salaries and other benefits	15	34	28

The total compensation package for the Company’s key management personnel for the year ended 31 December 2019 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2018 has been approved by the relevant authorities. The total compensation of 2018 was RMB34 million, including a deferred payment about RMB7 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

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

As at 31 December 2019, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2019, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

35	SHARE CAPITAL

	As at 31 December 2019		As at 31 December 2018
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2019, the Company’s share capital was as follows:

		As at 31 December 2019
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

36	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2018 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2019 RMB million
Core Tier 2 Capital Securities	7,791	—	—	7,791

Total	7,791	—	—	7,791

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

(b)	Equity attributable to equity holders

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Equity attributable to equity holders of the Company	403,764	318,371
Equity attributable to ordinary equity holders of the Company	395,973	310,580
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	5,578	4,919
Equity attributable to ordinary equity holders of non-controlling interests	5,578	4,919

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2019. As at 31 December 2019, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

37	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non- reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)	(b)	(c)
As at 1 January 2017	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	—	145,007
Other comprehensive income for the year	—	—	(7,086)	21	—	—	—	(847)	—	(7,912)
Appropriation to reserves	—	—	—	—	3,218	1,927	3,300	—	—	8,445
Others	—	135	—	—	—	—	—	—	—	135

As at 31 December 2017	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	—	145,675

As at 1 January 2018	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	—	145,675
Other comprehensive income for the year	—	—	(3,426)	770	—	—	—	586	—	(2,070)
Appropriation to reserves	—	—	—	—	1,275	3,218	1,392	—	—	5,885
Others	—	(197)	—	—	—	—	—	—	—	(197)

As at 31 December 2018	53,860	1,084	(5,412)	53	34,659	33,370	31,933	(254)	—	149,293

Effect of associates’ adoption of new accounting standards (Note 9)	—	—	—	16	—	—	—	—	—	16
As at 1 January 2019	53,860	1,084	(5,412)	69	34,659	33,370	31,933	(254)	—	149,309
Other comprehensive income for the year	—	—	34,006	687	—	—	—	230	(76)	34,847
Appropriation to reserves	—	—	—	—	5,857	1,275	5,955	—	—	13,087
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(86)	(86)
Others	—	64	—	—	—	—	—	—	—	64

As at 31 December 2019	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB5,857 million for the year ended 31 December 2019 (2018: RMB1,275 million, 2017: RMB3,218 million).

(b)

Approved at the Annual General Meeting in May 2019, the Company appropriated RMB1,275 million to the discretionary reserve fund for the year ended 31 December 2018 based on net profit under CAS (2018: RMB3,218 million, 2017: RMB1,927 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2019, the Company appropriated 10% of net profit under CAS which amounted to RMB5,857 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2018: RMB1,275 million, 2017: RMB3,218 million). In addition, pursuant to the CAS, the Group appropriated RMB98 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2018: RMB117 million, 2017: RMB82 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

38	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third- party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2017	16,170	37,998	—	81,088	5,488	813	141,557
Changes from financing cash flows	3,121	(38,000)	—	6,228	764	(5,671)	(33,558)
Foreign exchange movement	(497)	—	—	—	—	—	(497)
Changes arising from losing control of consolidated structured entities	—	—	—	(7)	—	—	(7)
Interest expense	—	2	—	—	—	4,985	4,987

At 31 December 2017	18,794	—	—	87,309	6,252	127	112,482

At 1 January 2018	18,794	—	—	87,309	6,252	127	112,482
Changes from financing cash flows	727	—	—	104,832	3,155	(3,990)	104,724
Foreign exchange movement	629	—	—	—	—	—	629
Interest expense	—	—	—	—	—	4,115	4,115

At 31 December 2018	20,150	—	—	192,141	9,407	252	221,950

At 1 January 2019	20,150	—	2,185	192,141	9,407	252	224,135
Changes from financing cash flows	(242)	34,988	(1,348)	(73,552)	11,993	(3,072)	(31,233)
Foreign exchange movement	137	—	—	—	—	—	137
Changes arising from losing control of consolidated structured entities	—	—	—	(501)	—	—	(501)
New leases	—	—	2,239	—	—	—	2,239
Interest expense	—	2	106	—	—	4,147	4,255
Others	—	—	(91)	—	—	—	(91)

At 31 December 2019	20,045	34,990	3,091	118,088	21,400	1,327	198,941

39	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Pending lawsuits	523	488

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2019 and 2018, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

40	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Contracted, but not provided for
Investments	64,866	81,217
Property, plant and equipment	3,941	4,930

Total	68,807	86,147

(b)	Operating lease commitments - as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December 2018 RMB million
Not later than one year	1,049
Later than one year but not later than five years	1,373
Later than five years	52

Total	2,474

The Group adopted IFRS 16 as at the date of 1 January 2019. As a lessee, the Group measured, presented and disclosed its operating lease commitments as at 31 December 2019 based on IFRS 16 and did not restate the comparative information. Please refer to Note 2.1.

(c)	Operating lease commitments - as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
Not later than one year	578	530
Later than one year but not later than five years	1,133	1,306
Later than five years	231	300

Total	1,942	2,136

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

41	SUBSEQUENT EVENTS

Since the outbreak of Novel Coronavirus (“COVID-19”) pneumonia in the beginning of 2020, the Group has completely implemented the arrangement of the prevention and control policies of “COVID-19” required by the government. While taking comprehensive measures that effectively curbed the spread of the disease, the Group took full advantage of its supporting and safeguarding function provided by the insurance business in response to the pandemic and played an active role in coping with the potential hazardous impact on business operations that could be brought by “COVID-19”.

“COVID-19” made a major impact on general economic operation. At present, domestic situation of the containment of the pandemic is making continuous progress. With the premise that prevention and control measures have become normalized, the order of life and production is being restored at an increasing pace and the economic and social orders tend to stabilize. However, the “COVID-19” outbreak has further spread globally. If a global economy recession continues, the impact of the pandemic on domestic economy needs to be further evaluated and the volatility in the capital market might continue for a longer time. As of the issue date of these consolidated financial statements, the pandemic and the execution of containment policies towards it have brought certain challenges to the Group’s development of insurance business. Meanwhile, the stability of the investment portfolio as well as the investment income was also affected to some degree. The Group has taken various measures to actively respond and ensure the orderly operation of business. However, the long-term business and related financial impact of “COVID-19” on the Group cannot be reasonably estimated at this time.

The Group will continue to closely focus on both global and domestic situation of “COVID-19”, concerning its prevention and control, and cope with the related impacts on the Company actively.