Form 20-F
period 2020-12-31
CHINA LIFE INSURANCE CO LTD
filed 2021-04-29
CIK 1268896

As filed with the Securities and Exchange Commission on April 29, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of December 31, 2020, 7,441,175,000 H shares and 20,823,530,000 A shares, par value RMB1.00 per share, were issued and outstanding. H shares are listed on the Hong Kong Stock Exchange. A shares are listed on the Shanghai Stock Exchange. Both H shares and A shares are ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CERTAIN TERMS AND CONVENTIONS

References in this annual report to “we”, “us”, “our”, the “Company” or “China Life” mean China Life Insurance Company Limited and, as the context may require, its subsidiaries. References to “CLIC” mean China Life Insurance (Group) Company and, as the context may require, its subsidiaries, other than China Life. References in this annual report to “AMC” mean China Life Asset Management Company Limited, the asset management company established by us with CLIC on November 23, 2003. References to “CLPCIC” mean China Life Property and Casualty Insurance Company Limited, the property and casualty company established by us with CLIC on December 30, 2006. References to “China Life Pension” mean China Life Pension Company Limited established by us, CLIC and AMC on January 15, 2007. References to “IHC” mean China Life Investment Management Company Limited, a wholly owned subsidiary of CLIC and formerly known as China Life Investment Holding Company Limited.

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2018, the China Insurance Yearbook 2019, the China Insurance Yearbook 2020 and other public sources. The information has not been verified by us independently, and includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

References to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan. References to “Hong Kong” mean the Hong Kong Special Administrative Region, references to “Macau” mean the Macau Special Administrative Region and references to “Taiwan” mean Taiwan area. References to the “central government” mean the government of the PRC. References to “State Council” mean the State Council of the PRC. References to “MOF” or “Ministry of Finance” mean the Ministry of Finance of the PRC. References to “Ministry of Commerce” mean the Ministry of Commerce of the PRC. References to “PBOC” mean the People’s Bank of China. References to “SAFE” mean the State Administration of Foreign Exchange of the PRC. References to “SAMR” mean the State Administration for Market Regulation of the PRC.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB6.5250, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2020. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2020 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

	For the year ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income	(in millions except for per share data)

Revenues
Gross written premiums	430,498	511,966	535,826	567,086	612,265	93,834
Less: premiums ceded to reinsurers	(1,758)	(3,661)	(4,503)	(5,238)	(6,053)	(928)

Net written premiums	428,740	508,305	531,323	561,848	606,212	92,906
Net change in unearned premium reserves	(2,510)	(1,395)	700	(1,570)	(1,546)	(237)

Net premiums earned	426,230	506,910	532,023	560,278	604,666	92,669

Investment income	109,147	122,727	125,167	139,919	154,497	23,678
Net realized gains on financial assets	6,038	42	(19,591)	1,831	14,583	2,235
Net fair value gains through profit or loss	(7,094)	6,183	(18,278)	19,251	21,900	3,356
Other income	6,460	7,493	8,098	8,195	9,315	1,428

Total revenues	540,781	643,355	627,419	729,474	804,961	123,366

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(253,157)	(259,708)	(248,736)	(127,877)	(113,609)	(17,411)
Accident and health claims and claim adjustment expenses	(27,269)	(33,818)	(40,552)	(50,783)	(52,395)	(8,030)
Increase in insurance contract liabilities	(126,619)	(172,517)	(189,931)	(330,807)	(414,797)	(63,570)
Investment contract benefits	(5,316)	(8,076)	(9,332)	(9,157)	(9,846)	(1,509)
Policyholder dividends resulting from participation in profits	(15,883)	(21,871)	(19,646)	(22,375)	(28,279)	(4,334)
Underwriting and policy acquisition costs	(52,022)	(64,789)	(62,705)	(81,396)	(84,342)	(12,926)
Finance costs	(4,767)	(4,601)	(4,116)	(4,255)	(3,747)	(574)
Administrative expenses	(31,854)	(35,953)	(37,486)	(40,275)	(37,687)	(5,776)
Other expenses	(4,859)	(6,426)	(7,642)	(9,602)	(12,208)	(1,872)
Statutory insurance fund contribution	(1,048)	(1,068)	(1,097)	(1,163)	(1,229)	(188)

Total benefits, claims and expenses	(522,794)	(608,827)	(621,243)	(677,690)	(758,139)	(116,190)

Net gains on investments of associates and joint ventures	5,855	7,143	7,745	8,011	7,666	1,175
Including: share of profit of associates and joint ventures	5,855	7,143	7,745	9,159	8,336	1,278
Profit before income tax	23,842	41,671	13,921	59,795	54,488	8,351
Income tax	(4,257)	(8,919)	(1,985)	(781)	(3,103)	(476)

Net profit	19,585	32,752	11,936	59,014	51,385	7,875

Attributable to:
- Equity holders of the Company	19,127	32,253	11,395	58,287	50,268	7,704
- Non-controlling interests	458	499	541	727	1,117	171
Basic and diluted earnings per share(1)	0.66	1.13	0.39	2.05	1.77	0.27
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(44,509)	(15,003)	(24,591)	69,600	52,547	8,053
Amount transferred to net profit from other comprehensive income	(6,038)	(42)	19,549	(4,635)	(14,386)	(2,205)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	17,372	5,605	(32)	(19,521)	(3,959)	(607)
Share of other comprehensive income of associates and joint ventures under the equity method	(864)	20	735	599	672	103
Exchange differences on translating foreign operations	21	(865)	598	237	(986)	(150)
Income tax relating to components of other comprehensive income	8,242	2,359	1,716	(11,292)	(8,482)	(1,300)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(25,776)	(7,926)	(2,025)	34,988	25,406	3,894

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
Share of other comprehensive income of associates and joint ventures under the equity method	—	—	—	(76)	344	52
Other comprehensive income for the year, net of tax	(25,776)	(7,926)	(2,025)	34,912	25,750	3,946

Total comprehensive income for the year, net of tax	(6,191)	24,826	9,911	93,926	77,135	11,821

Attributable to:
- Equity holders of the Company	(6,647)	24,341	9,325	93,134	75,967	11,642
- Non-controlling interests	456	485	586	792	1,168	179

(1)	Numbers are based on the weighted average number of 28,264,705,000 shares in issue.

	As of December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Financial Position	(in millions)

Assets
Property, plant and equipment	30,389	42,707	47,281	51,758	52,747	8,084
Right-of-use assets	—	—	—	3,520	3,076	471
Investment properties	1,191	3,064	9,747	12,141	14,217	2,179
Investments in associates and joint ventures	119,766	161,472	201,661	222,983	239,584	36,718
Held-to-maturity securities	594,730	717,037	806,717	928,751	1,189,369	182,279
Loans	226,573	383,504	450,251	608,920	658,535	100,925
Term deposits	538,325	449,400	559,341	535,260	545,667	83,627
Statutory deposits - restricted	6,333	6,333	6,333	6,333	6,333	971
Available-for-sale securities	766,423	810,734	870,533	1,058,957	1,215,603	186,299
Securities at fair value through profit or loss	209,124	136,809	138,717	141,608	161,570	24,762
Derivative financial assets	—	—	—	428	—	—
Securities purchased under agreements to resell	43,538	36,185	9,905	4,467	7,947	1,218
Accrued investment income	55,945	50,641	48,402	41,703	45,200	6,927
Premiums receivable	13,421	14,121	15,648	17,281	20,730	3,177
Reinsurance assets	2,134	3,046	4,364	5,161	6,095	934
Other assets	22,013	33,952	33,437	34,029	29,021	4,447
Deferred tax assets	—	—	1,257	128	87	13
Cash and cash equivalents	67,046	48,586	50,809	53,306	56,629	8,679

Total assets	2,696,951	2,897,591	3,254,403	3,726,734	4,252,410	651,710

Liabilities and equity

Liabilities

Insurance contracts	1,847,986	2,025,133	2,216,031	2,552,736	2,973,225	455,667
Investment contracts	195,706	232,500	255,434	267,804	288,212	44,170
Policyholder dividends payable	87,725	83,910	85,071	112,593	122,510	18,775
Interest-bearing loans and borrowings	16,170	18,794	20,150	20,045	19,556	2,997
Lease liabilities	—	—	—	3,091	2,664	408
Bonds payable	37,998	—	—	34,990	34,992	5,363
Financial liabilities at fair value through profit or loss	2,031	2,529	2,680	3,859	3,732	572
Derivative financial liabilities	—	—	1,877	—	—	—
Securities sold under agreements to repurchase	81,088	87,309	192,141	118,088	122,249	18,735
Annuity and other insurance balances payable	39,038	44,820	49,465	51,019	55,031	8,434
Premiums received in advance	35,252	18,505	46,650	60,898	53,021	8,126
Other liabilities	36,836	47,430	58,426	81,114	104,426	16,004
Deferred tax liabilities	7,768	4,871	—	10,330	15,286	2,343
Current income tax liabilities	1,214	6,198	2,630	223	191	29
Statutory insurance fund	491	282	558	602	384	59

Total liabilities	2,389,303	2,572,281	2,931,113	3,317,392	3,795,479	581,682

Equity
Share capital	28,265	28,265	28,265	28,265	28,265	4,332
Other equity instruments	7,791	7,791	7,791	7,791	—	—
Reserves	145,007	145,675	149,293	197,221	237,890	36,458
Retained earnings	122,558	139,202	133,022	170,487	183,896	28,183

Attributable to equity holders of the Company	303,621	320,933	318,371	403,764	450,051	68,973

Non-controlling interests	4,027	4,377	4,919	5,578	6,880	1,055

Total equity	307,648	325,310	323,290	409,342	456,931	70,028

Total liabilities and equity	2,696,951	2,897,591	3,254,403	3,726,734	4,252,410	651,710

Exchange Rate Information

We prepare our consolidated financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars, and U.S. dollars into Renminbi, at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at these rates or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

Since July 21, 2005, the PRC government has followed a managed floating exchange rate system that allows the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced a “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing rate, changes in a basket of currencies and the counter-cyclical factor. See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results”. In 2020, the Renminbi appreciated by approximately 6.04% against the U.S. dollar. It remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi.

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital account items, such as foreign direct investments, loans or securities, usually requires the approval of the SAFE and other relevant authorities. Although experimental policies were introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency are still in force in most parts of China.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we have continued to make our investments mainly in China and, as of December 31, 2020, approximately 98.93% of our total investment assets were in China. In particular, as of December 31, 2020, approximately 45.56% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and other debt securities as permitted by relevant government agencies; approximately 13.32% of our total investment assets consisted of term deposits with Chinese banks, of which 37.53% were placed with the five largest Chinese state-owned commercial banks; and approximately 16.08% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2020, we had RMB700,748 million (US$107,394 million) invested in equity securities, among which RMB251,883 million (US$38,603 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 45.56% of our investment assets as of December 31, 2020 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Defaults on our investments in loans may materially and adversely affect our profitability.

Approximately 16.08% of our investment assets as of December 31, 2020 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CBIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, in 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. In 2019, we made our first investment in bonds issued by banks for capital replenishment. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC. Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB119 million (US$18 million) in foreign exchange gains for the year ended December 31, 2020, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The COVID-19 pandemic could have an adverse impact on our business.

The COVID-19 pandemic and the measures taken by governments around the world to contain its spread has negatively impacted the global economy, disrupted travel and business operations and created significant volatility and declines in the financial markets. Although, as of the date of this annual report, the travel and business restrictions imposed in China have largely been lifted, a further imposition of such restrictions, if the pandemic were to worsen, may interfere with our operations by, among other things, affecting the recruitment of exclusive agents or preventing face to face sales, which could have a material adverse impact on sales of our products. In addition, the value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock markets or if interest rates were to decline further as a result of government stimulus measures. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”. Furthermore, if a worsening of the COVID-19 pandemic were to result in increased claims for certain insurance products, it could reduce our earnings. Although the COVID-19 pandemic has not had a material adverse impact on our business as of the date of this annual report, we cannot guarantee that this will continue to be the case if the pandemic were to worsen.

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

As of December 31, 2020, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.77%, while our investment yields for the years ended December 31, 2020, 2019 and 2018 were 5.30%, 5.24% and 3.29%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. If the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

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

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017, 2018, 2019 and 2020 fiscal years, is one of the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016, 2017, 2018, 2019 and 2020 fiscal years, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.

The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer trading on U.S. exchanges that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be an Identified Issuer for three consecutive years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. A registrant will not be required to comply with theses interim final amendments until it has been identified by the SEC as an Identified Issuer. As of the date of this annual report, the SEC has not issued rules to establish the process for identifying such an Identified Issuer and to address the implementation of the trading prohibitions in the HFCAA. The SEC is also seeking public comments on the interim final amendments. It remains unclear when the SEC will release rules regarding the identification process and the implementation of the trading prohibitions or whether the SEC will issue any further rules to amend the interim final amendments.

The enactment of the HFCAA and any additional implementation rules may have a material adverse impact on the stock performance of China-based issuers listed in the United States, including causing investor uncertainty for affected issuers, including us, and affecting the market price of our ADSs. In addition, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be identified by the SEC pursuant to the HFCAA and if so, we will be subject to enhanced disclosure requirements and may face delisting from the NYSE and deregistration form the SEC. In addition, if additional remedial measures are imposed on the Chinese affiliates of the accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance.

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

The United States and the PRC have agreed in substance on the terms of an intergovernmental agreement, or IGA, that is intended to facilitate the type of information reporting required under FATCA. Under the agreed terms, instead of reporting directly to the IRS, Chinese FFIs are required to report specified account information directly to the PRC tax authority, which will then pass that information to the IRS. While compliance with the IGA will not eliminate the risk of withholding described above, it is expected to reduce that risk for FFIs that are resident in China. Although the IGA has not yet been officially signed, the PRC and the United States have agreed to treat the IGA as in effect from June 26, 2014, provided that the PRC continues to demonstrate “firm resolve” to sign the IGA as soon as possible. If the United States and the PRC ultimately fail to officially sign the IGA, then the FATCA reporting and withholding regime described in the prior paragraph will apply to Chinese FFIs.

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

The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. Although we believe that we were not classified as a PFIC in 2020, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2019, the last year for which the market information for separate geographic markets is available, our closest competitors are Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, Taiping Life Insurance Company Limited, or Taiping Life and New China Life Insurance Company Ltd., or New China Life. Ping An Life, China Pacific Life, Taiping Life, New China Life and we together accounted for approximately 56% of the life insurance premiums in China in 2019, with our market share in China remaining at approximately 20.4% in 2019. Each of Ping An Life, China Pacific Life, Taiping Life and New China Life has operated in the Chinese insurance market for more than 15 years, and each has a recognized brand name. In 2019, Ping An Life had a greater market share than we did in Shanghai, Guangdong, Shenzhen, Beijing, Tianjin, Heilongjiang, Liaoning, Dalian, Ningbo, Jilin, Qingdao, Hubei, Chongqing, Hainan and Xiamen, Taiping Life had a greater market share than we did in Qingdao, and New China Life had a greater market share than we did in Beijing.

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

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested life insurers have been permitted to sell individual and group life insurance, health insurance and annuity products nationwide in China since December 2004. According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2019, foreign-invested insurers had a life insurance market share of approximately 10.1%. From January 1, 2020, foreign investors are allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell short-term health insurance and accident products, but only with regulatory approval. There were 87 property and casualty insurers as of December 31, 2019. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, short-term health and accident products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops short-term health insurance and accident business. Its operations may have a negative impact on sales of our short-term health insurance and accident products in the future.

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

All of our institutional insurance agencies and brokers are required to obtain permits and registered. If a substantial number of our institutional insurance agencies and brokers fail to meet these qualification and registration requirements or this failure results in policyholders canceling their policies, our business may be materially and adversely affected.

Dedicated institutional insurance agencies and institutional insurance brokers are required under the PRC insurance law to register with the administration of market regulation, and obtain business licenses with the permits issued by the CBIRC. It also requires non-dedicated institutional insurance agencies to obtain registrations with the administration of market regulation with the permits issued by the CBIRC. We cannot assure you that all of our institutional agencies and brokers will obtain such permits. The enforcement of this requirement could adversely affect the composition and productivity of our distribution channel, which could have a material adverse effect on our business.

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

In February 2015, the CIRC issued the major technical standards for a new set of solvency regulations, the “China Risk Oriented Solvency System”, or C-ROSS, with the aim of replacing the then current solvency requirements on Chinese insurance companies, or Solvency I. C-ROSS adopts the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. C-ROSS was officially implemented by the CIRC on January 1, 2016. Our core solvency adequacy ratio under C-ROSS as of December 31, 2020 was 260.10%, and our comprehensive solvency adequacy ratio under C-ROSS as of December 31, 2020 was 268.92%. While our solvency ratio is currently above the regulatory requirements, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS will always be above the required level. If our solvency ratio under C-ROSS is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of capital replenishment bonds, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet minimum solvency requirement can also lead to various regulatory actions being taken by the CBIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

The Chinese economy has slowed in recent years compared to the previous decade. The outbreak of COVID-19 in early 2020 and the global effort to contain it have negatively impacted the global economy and have slowed the Chinese economy as well. According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, a key indicator of economic growth, was 2.3% in 2020. While China’s Gross Domestic Product increased by 18.3% in the first quarter of 2021 compared to the same period in 2020, it is possible that this rate of growth will not continue. In an effort to bolster the economy, the Chinese government may take certain measures, including adjustment of interest rates and market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business. For example, our operating results and financial condition could be materially and adversely affected by government monetary policies and changes in interest rate policies, tax regulations and policies and regulations affecting the capital markets and the asset management industry. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

We are a company incorporated under the laws of China, and substantially all of our assets are located in China. In addition, most of our directors, supervisors, executive officers and some of the experts named in this annual report reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our directors, supervisors or executive officers or some of the experts named in this annual report, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Our PRC legal counsel, King & Wood, has advised us that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan or many other countries. Our Hong Kong legal adviser, Latham & Watkins LLP, has also advised us that Hong Kong has no statutory arrangement for the reciprocal enforcement of judgments with the United States although it may be possible for a civil action to be brought in Hong Kong based on a monetary judgment of the courts of the United States. As a result, recognition and enforcement in China or Hong Kong of judgments of a court in the United States and any of the other jurisdictions mentioned above in relation to any matter may be difficult or impossible. Furthermore, an original action may be brought in the PRC against us, our directors, supervisors, executive officers or the experts named in this annual report only if the actions are not required to be arbitrated by PRC law and our articles of association, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may award civil liability, including monetary damages.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 9, 2021, the Renminbi appreciated by approximately 19.35% against the U.S. dollar. In 2020, the Renminbi appreciated by 6.04% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB119 million (US$18 million) in foreign exchange gains for the year ended December 31, 2020, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In accordance with generally applicable tax laws and regulations, CLIC, AMC and ourselves will file income tax returns and pay our respective income taxes as separate and independent taxpayers. In accordance with a circular issued by the MOF, a portion of the income tax payments made by CLIC and us during the period of January 1, 2003 to December 31, 2010 is required to be rebated to CLIC. All of the income tax payments made by AMC may also be rebated to CLIC, if the current shareholding structure of AMC remains unchanged. After 2010, CLIC has applied to MOF for the extension of the period during which the income tax payments will be rebated, but no substantive progress had been made as of the date of this annual report.

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

In July 2015, we issued Core Tier 2 Capital Securities in the principal amount of US$1,280 million to qualified investors who meet applicable regulatory requirements at an initial distribution rate of 4.00%. We redeemed all of these issued securities on July 3, 2020.

In March 2019, we issued bonds in the principal amount of RMB35 billion for capital replenishment in the national inter-bank bond market. The bonds have a 10-year maturity and a fixed coupon rate of 4.28% per annum. We have a conditional right to redeem the bonds on the fifth anniversary of issuance. The proceeds from the issuance of the bonds will be used to replenish our capital so as to enhance our solvency according to applicable laws and approvals from regulatory authorities.

We incurred capital expenditures of RMB7,087 million (US$1,086 million), RMB10,562 million, and RMB14,755 million in 2020, 2019 and 2018, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.

SEC’s Website and Our Website

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our official website address is www.e-chinalife.com. The information on our website is not a part of this annual report.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had nearly 317 million insurance policies in force as of December 31, 2020, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2020, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.77%. For the financial year ended December 31, 2020, our lapse rate was approximately 1.09%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 85.70% for 14 months after issuance and 82.40% for 26 months after issuance.

The information below is organized in accordance with our identified segments.

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 1,378,000 exclusive agents operating in approximately 16,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 51,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products totaled RMB480,593 million (US$73,655 million) for the year ended December 31, 2020, RMB446,562 million for the year ended December 31, 2019, and RMB437,540 million for the year ended December 31, 2018, constituting 78.49%, 78.74% and 81.66% of our total gross written premiums for those periods. Gross written premiums generated by our life insurance and annuity products for 2020 increased by 7.62% from 2019.

The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2018	2019	2020	2020	(2018-2020)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	437,540	446,562	480,593	73,655	4.80%
Liabilities of insurance contracts	2,081,822	2,385,407	2,767,642	424,160	15.30%
Liabilities of investment contracts	240,152	252,362	271,757	41,649	6.38%

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

We offer both non-participating and participating products. There were approximately 262 million non-participating policies and 54.72 million participating policies as of December 31, 2020, among which approximately 163 million non-participating policies and 35.11 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2018	2019	2020	2020	(2018-2020)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	49,520	64,196	76,421	11,713	24.23%
Endowment	126,318	113,950	109,275	16,747	(6.99%)
Annuities	261,702	268,416	294,897	45,195	6.15%

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

China Life Xin Fu Yi Sheng Participating Endowment and China Life Fu Lu Shuang Xi Participating Endowment generated the most income of our participating endowment products in 2020. China Life Xin Fu Yi Sheng Participating Endowment generated RMB16,440 million (US$2,520 million) of net premiums in 2020, representing 3.43% of the net premiums of our life insurance business, and China Life Fu Lu Shuang Xi Participating Endowment generated RMB12,673 million (US$1,942 million) of net premiums in 2020, representing 2.64% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB9,190 million (US$1,408 million), or 10.32%, to RMB79,886 million (US$12,243 million) in 2020 from RMB89,076 million in 2019.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 1,378,000 exclusive agents in approximately 16,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in over 52,000 outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including medical insurance, care insurance, disease insurance and disability income insurance. Our health insurance gross written premiums totaled RMB115,089 million (US$17,638 million) for the year ended December, 2020, RMB105,581 million for the year ended December 31, 2019, and RMB83,614 million for the year ended December 31, 2018, constituting 18.80%, 18.62% and 15.60% of our total gross written premiums for those periods. Gross written premiums generated by our health insurance products for 2020 increased by 9.01% from 2019.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2018	2019	2020	2020	(2018-2020)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	83,614	105,581	115,089	17,638	17.32%
Liabilities of insurance contracts	125,743	158,800	195,487	29,960	24.69%
Liabilities of investment contracts	15,282	15,442	16,455	2,522	3.77%

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

We also provide health care entrusted management services for the basic social medical insurance plans offered by local governments. The entrusted management services include checking and reimbursement of medical expenses and medical service investigations. We do not collect premiums but only charge a specified amount of management fees for these services. As of December 31, 2020, we had carried out more than 300 health care entrusted programs in over 31 provinces and cities, providing services to more than 170 million people.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and which would otherwise be borne by the individuals. The Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance services from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas. As of December 31, 2020, we had undertaken over 220 supplementary major medical insurance programs, providing services to approximately 360 million people.

Care insurance plans

These plans provide individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.

We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. As of December 31, 2020, we had undertaken more than 40 long-term care insurance programs, providing services to over 15 million people.

Disease-specific plans

These plans provide a payment benefit for various diseases. Premium payments for disease-specific plans are paid either in a single payment or on a periodic basis.

Marketing and Distribution

We offer our health insurance products to both individuals and groups primarily through the same distribution channels we use to market our life insurance products. See “—Distribution Channels”.

We market our health insurance products either as primary products, as riders or as supplementary products packaged with our life, annuity or accident insurance products. We conduct extensive health insurance related training programs for our direct sales representatives and our exclusive agents.

Accident Insurance

We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB16,583 million (US$2,541 million) for the year ended December 31, 2020, RMB14,943 million for the year ended December 31, 2019, and RMB14,672 million for the year ended December 31, 2018, constituting 2.71%, 2.64%, and 2.74% of our total gross written premiums for those periods. Gross written premiums generated by our accident insurance products for 2020 increased by 10.98% from 2019.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2018	2019	2020	2020	(2018-2020)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	14,672	14,943	16,583	2,541	6.31%
Liabilities of insurance contracts	8,466	8,529	10,096	1,547	9.20%

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

Product Development

In 2020, in line with our general development strategy, we developed and introduced 237 new products, including: 50 long-term insurance products consisting of 16 life insurance products, 13 annuity products, one accident insurance product and 20 health insurance products; and 187 short-term insurance products consisting of three life insurance products, six accident insurance products and 178 health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•

for the individual insurance distribution channel, products including China Life Xin Yao Dong Fang Annuity Insurance, China Life Xin Yao Qian Cheng Annuity Insurance, China Life Xin Yao Zhi Zun Annuity Insurance, China Life Kang Ning Bao Whole Life Critical Illness Insurance (Type C), and China Life Kang Ning Bao Additional Endowment Insurance (Type C); and

•

for the bancassurance distribution channel, products including China Life Xin Xiang Bao Annuity Insurance, China Life Le Ying Yi Sheng Whole Life Insurance and China Life Le Xin Chuan Fu Whole Life Insurance (exclusive edition).

With respect to short-term insurance products, we designed and developed products including, among others, Ru E Kang Yue Proton and Heavy Ion (premium edition), China Life Medical Insurance for the Expenses of Special Drugs for Malignant Tumors, China Life Cancer Medical Insurance, Poverty Alleviation Leaders series, Le Xue Wu You series and Nan Xing An Kang series.

Distribution Channels

We believe we have the largest distribution force with the most extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 1,378,000 exclusive agents operating in approximately 16,000 field offices for our individual products and approximately 51,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in over 52,000 outlets of commercial banks as of the end of 2020. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 1,378,000 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2018	2019	2020
Number of exclusive agents (approximately)	1,439,000	1,613,000	1,378,000
Number of field offices (approximately)	17,451	16,000	16,000

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 1,613,000 as of the end of 2019 to 1,378,000 as of the end of 2020. This was primarily due to the impact of the COVID-19 pandemic. Although the number of our exclusive agents decreased in 2020, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents”. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through more than 6,037 full-time trainers and 179,051 part time trainers. We set product management and customer service standards, and have developed credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

•	motivating our exclusive agents with an improved performance-based evaluation and compensation scheme;

•	building a more professional exclusive agent force by improving our education and training system and enhancing our training efforts;

•

improving the quality of our exclusive agent force and reducing turnover by expanding our recruitment program, strengthening the cultivation, training and support to improve capabilities of our new exclusive agents, and enhancing the integration of training and technologies;

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

Direct sales force

Our direct sales force, which consists of approximately 51,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. As of the end of 2020, the number of our direct sales representatives was 51,000, and, in particular, the number of direct sales representatives with high productivity increased by 33.28% from the end of 2019. In 2020, we continued to improve the quality of the sales force by dismissing direct sales representatives with lower productivity, and further strengthened and improved our group distribution channel.

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

Bancassurance channel

We have bancassurance arrangements with major commercial banks in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 52,000 outlets of commercial banks. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

During 2020, we actively participated in various government-sponsored health insurance businesses, including undertaking supplementary major medical insurance programs and health care entrusted programs, and providing supplementary medical insurance and long-term care insurance.

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

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force[1]	456,978	484,517	511,044	78,321
First-year business of long-term insurance	96,864	96,237	99,838	15,301
First-year regular	94,074	95,957	99,555	15,258
Single	2,790	280	283	43
Renewal business	347,407	371,140	391,272	59,965
Short-term insurance business	12,707	17,140	19,934	3,055
Group distribution channel	26,404	28,846	28,872	4,425
First-year business of long-term insurance	3,487	3,018	2,040	313
First-year regular	1,004	968	110	17
Single	2,483	2,050	1,930	296
Renewal business	1,649	1,995	1,862	285
Short-term insurance business	21,268	23,833	24,970	3,827
Bancassurance channel	31,251	25,438	41,240	6,320
First-year business of long-term insurance	15,455	12,516	15,757	2,415
First-year regular	9,330	12,488	15,748	2,414
Single	6,125	28	9	1
Renewal business	15,455	12,516	25,109	3,848
Short-term insurance business	341	406	374	57
Other distribution channels	21,193	28,285	31,109	4,768
First-year business of long-term insurance	12	3	188	29
First-year regular	11	3	8	1
Single	1	—	180	28
Renewal business	167	146	83	13
Short-term insurance business	21,014	28,136	30,838	4,726

Total	535,826	567,086	612,265	93,834

1. Beginning in 2020, we adjusted the scope of premiums attributable to each distribution channel. The premiums for the year of 2019 and 2018 have been restated to reflect the changes on a pro forma basis.

Competition

According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2019, the last year for which the market information for each individual insurance company and separate business segments is available, our nearest competitors were Ping An Life, China Pacific Life, Taiping Life and New China Life.

•

In the life insurance market, Ping An Life, China Pacific Life, Taiping Life, New China Life and we collectively represented approximately 53.5% of total life insurance premiums in 2019. We primarily compete based on the nationwide reach of our sales network, our large distribution force and the level of services we provide, as well as our strong brand name.

•

In the accident insurance market, Ping An Life, China Pacific Life, Taiping Life, New China Life and we collectively represented approximately 68.1% of total accident premiums in 2019. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An Life, China Pacific Life, Taiping Life, New China Life and we collectively represented approximately 62.4% of total health premiums in 2019. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our multi-layered managed care scheme and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2019, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	21.1%	23.4%	17.6%	20.4%
Ping An Life Insurance Company of China, Ltd. (1)	16.7%	28.8%	20.1%	17.8%
China Pacific Life Insurance Co., Ltd.	7.1%	8.6%	9.3%	7.6%
Taiping Life Insurance Co., Ltd	4.7%	3.9%	6.5%	5.1%
New China Life Insurance Co., Ltd.	3.9%	3.4%	8.9%	5.0%
Others(2)	46.5%	31.9%	37.6%	44.1%

Total	100%	100%	100%	100%

(1)

For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd, and the market share information does not reflect those of Huaxia Life Insurance Co., Ltd., which was taken over by CBIRC in July 2020.

(2)

Others include: PICC Life Insurance Company Limited, PICC Health Insurance Company Limited, Taiping Pension Company Limited, Minsheng Life Insurance Co., Ltd., CPIC Allianz Health Insurance Co., Ltd., Ping An Annuity Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Life Insurance Co., Ltd., Taikang Pension & Insurance Co., Ltd., Huatai Life Insurance Co., Ltd., Tianan Life Insurance Company Limited of China, Funde Sino Life Insurance Co., Ltd., Dajia Life Insurance Co., Ltd., Dajia Annuity Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., J.K. Life Insurance Corporation Limited, Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Company, Ltd., China Post Life Insurance Company Limited, Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Company Limited, Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hong Kang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Chasing Jixiang Life Insurance Company Limited, Bohai Life Insurance Co., Ltd., Guolian Insurance Co., Ltd., Shanghai Life Insurance Company Limited, Hengqin Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Hetai Life Insurance Co., Ltd., Huagui Life Insurance Co., Ltd., Trust Mutual Life Insurance Company, Aixin Life Insurance Co., Ltd., China Merchants Life Insurance Company Limited, China Three Gorges Life Insurance Co., Ltd., Beijing Life Insurance Co., Ltd., GuoBao Life Insurance Co., Ltd., Ruihua Health Assurance Corporation, Haibao Life Insurance Co., Ltd., Guofu Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Co., Ltd, Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., Ltd., BoCommLife Insurance Company Limited, Citic-Prudential Life Insurance Company Limited, Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd., BOB-Cardif Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Company Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA & CMB Life Insurance Company Limited, Great Wall Changsheng Life Insurance Co., Ltd., Heng An Standard Life Company Limited, Oldmutual-Guodian Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Limited, Cathay Lujiazui Life Insurance Company Limited, BOC–Samsung Life Insurance Company Limited, Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Company Limited, Dingcheng Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and American International Assurance Co., Ltd. (China).

Source: China Insurance Yearbook 2020

We face competition not only from domestic life insurance companies, but also from non-life insurance companies and foreign-invested life insurers. According to statistical information derived from China Insurance Yearbook, there were 86 licensed life insurers as of December 31, 2018 and 85 as of December 31, 2019. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that China’s commitment to accelerate the opening of its insurance sector to foreign investors, including the relaxation on market access requirements applicable to foreign-invested insurance companies and foreign ownership limits in its insurance sector, will further increase competition in China’s life insurance market. From January 1, 2020, foreign investors are allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

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

Customer service centers

We provide comprehensive insurance service to customers through approximately 2,600 customer service centers nationwide. Our customer service centers provide several types of policy-related services to our customers, including policy administration and claims settlement. We apply AI technology to our customer service and use technology products such as Smart Teller Machines, China Life Electronic Counter, Intelligent Appointment and China Life Insurance application, to simplify service process and improve service efficiency. We have uniform service standards for customer service centers nationwide and require our customer service centers to provide these policy related services in accordance with the uniform standards to ensure the high quality of the services we provide. In 2020, we received the award of “Leading Enterprise” by the China Association for Quality Promotion for excellence in services. We also received the award of “Special Prize for Intelligent Service for Pandemic Control” at the Tenth Golden Bell Prize for our services during the pandemic.

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

We believe our customer contact centers have become popular with our customers because of the quality of services we provide and our continuous efforts in innovation. We received the awards of “China’s Best Customer Contact Center of Year 2019-2020” and “Best Practice for China Customer Contact Center of Year 2019-2020” from the Customer Relationship Management Committee of the China Federation of IT Promotion and Customer Contact Center Committee, the award of “Excellent Service Award (Unit) for Year 2020” from the Customer Contact Center Branch of the China Information Association and the “2020 Top Ten Call Center Award (over 1,000 seats)” from the Call Center and Customer Relationship Management Committee of the China Electronic Chamber of Commerce. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively. We will use new technology and new services to innovate and continue to promote the intelligent and digital transformation and upgrading of our customer contact centers. We seek to ensure that we have a sufficient number of lines and staff to service the increasing use of our customer contact centers.

We have established system-wide standards for our customer contact centers, which we monitor periodically through regular quality monitoring and customer satisfaction surveys on the contact centers.

Notification services

We send notifications through cellphone messages, WeChat public account, emails and China Life Insurance application to convey such information as business notifications, customer care reminders, value-added service reminders and security verification information.

Internet-based services

Our customers can access our various service guides through our website (www.e-chinalife.com). We also use emails to send messages to our customers throughout China, conveying such information as electronic policies and renewal payment reminders.

Our Internet-based services are offered through our China Life Insurance application and official WeChat account. During 2020, the number of registered users of our online channels increased by 21% from 2019, and 99.9% of policy loans and 99.29% of the receipt of policies were handled online.

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

For example, to meet the demand of different customer groups, we have launched an online + offline scenario-based ecological service model to provide value-added services. We also held a series of activities such as “Online Lectures of Famous Doctors” and “China Life 700 Running”. We organized innovative online activities such as customer festival activities and “Little Painters of China Life”, and launched popular activities such as “Care for Women”. In 2020, the number of total customers receiving value-added services increased by 22% year-on-year.

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

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels; periodic case inspection and special inspections in particular situations by risk management departments at all levels of our organization; and management mechanisms linking the expense budget of branches and payout of short-term insurance policies. For insurance claims that are not handled through an automatic process, verification of claims by two staff members is also required. We also periodically provide training for our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.

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

In June 2020, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2020, we had RMB4,095,454 million (US$627,656 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CBIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2020, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, investments in associates and joint ventures, equity interests of non-listed enterprises and related financial products.

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

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. Other related parties are also entrusted to manage a small amount of our assets. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. In addition, as of December 31, 2020, we had also engaged 21 third party domestic investment managers to manage RMB130,345 million (US$19,976 million) for investment in Chinese public markets and 9 third party overseas investment managers to manage US$1,096 million for investment in overseas public markets.

The following table summarizes information concerning our investment assets as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018		2019		2020
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	50,809	1.6%	53,306	1.5%	56,629	1.4%
Term deposits	559,341	18.0%	535,260	15.0%	545,667	13.3%
Statutory deposits—restricted	6,333	0.2%	6,333	0.2%	6,333	0.2%

Debt securities, held-to-maturity	806,717	26.1%	928,751	26.0%	1,189,369	29.1%
Debt securities, available-for-sale	496,590	16.0%	509,791	14.3%	580,810	14.2%
Debt securities, securities at fair value through profit or loss	88,003	2.8%	85,206	2.4%	95,615	2.3%
Debt securities	1,391,310	44.9%	1,523,748	42.7%	1,865,794	45.6%

Loans	450,251	14.5%	608,920	17.0%	658,535	16.1%

Equity securities, available for sale	373,943	12.1%	549,166	15.4%	634,793	15.5%
Equity securities, securities at fair value through profit or loss	50,714	1.6%	56,402	1.6%	65,955	1.6%
Equity securities	424,657	13.7%	605,568	17.0%	700,748	17.1%

Derivative financial assets	—	—	428	0.0%	—	—
Resale agreements	9,905	0.3%	4,467	0.1%	7,947	0.2%
Investment properties	9,747	0.3%	12,141	0.3%	14,217	0.3%
Investments in associates and joint ventures	201,661	6.5%	222,983	6.2%	239,584	5.8%

Total investment assets	3,104,014	100.0%	3,573,154	100.0%	4,095,454	100.0%

Average investment assets balance	2,928,569		3,338,584		3,834,304

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

Investment results

Our investment yields for the years ended December 31, 2020, 2019 and 2018 were 5.30%, 5.24%, and 3.29%, respectively.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2018		2019		2020
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.1%	22,699	4.4%	26,695	4.3%	25,860
Ending assets: cash and cash equivalents		50,809		53,306		56,629
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		559,341		535,260		545,667

Ending assets		616,483		594,899		608,629
Debt securities:
Investment income		61,517		63,148		70,934
Net realized gains on financial assets		357		(35)		1,575
Net fair value gains through profit or loss		2,006		778		(583)

Total	4.8%	63,880	4.4%	63,891	4.2%	71,926
Ending assets		1,391,310		1,523,748		1,865,794
Loans:
Investment income	5.5%	22,894	5.1%	27,111	5.0%	31,948
Ending assets		450,251		608,920		658,535
Equity securities:
Investment income		17,776		22,804		24,983
Net realized gains on financial assets		(19,948)		1,866		13,008
Net fair value gains through profit or loss		(18,938)		18,279		22,997

Total	(5.1%)	(21,110)	8.3%	42,949	9.3%	60,988
Ending assets		424,657		605,568		700,748

	As of or for the years ended December 31,
	2018		2019		2020
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
Resale agreements:
Investment income	1.2%	281	2.2%	161	12.4%	772
Ending assets		9,905		4,467		7,947
Investments properties:
Income of investments properties	1.6%	105	0.3%	31	(0.4%)	(50)
Ending assets		9,747		12,141		14,217
Investments in associates and joint ventures:
Net gains on investments of associates and joint ventures	4.3%	7,745	3.8%	8,011	3.3%	7,666
Ending assets		201,661		222,983		239,584
Securities sold under agreements to repurchase:
Interest expense	(2.6%)	(3,565)	(1.5%)	(2,392)	(1.3%)	(1,565)
Ending liabilities		192,141		118,088		122,249
Total investments:
Investment income		125,167		139,919		154,497
Net realized gains on financial assets		(19,591)		1,831		14,583
Net fair value gains through profit or loss		(18,278)		19,251		21,900
Income of Investments properties		105		31		(50)
Net gains on investments of associates and joint ventures		7,745		8,011		7,666
Interest expense of securities sold under agreements to repurchase		(3,565)		(2,392)		(1,565)
Total	3.29%	91,583	5.24%	166,651	5.30%	197,031
Ending assets excluding securities sold under agreements to repurchase		2,911,873		3,455,066		3,973,205

(1)	Yields for 2020, 2019 and 2018 are calculated by dividing the gross investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 13.3% of our total investment assets as of December 31, 2020, 15.0% of our total investment assets as of December 31, 2019, and 18.0% of our total investment assets as of December 31, 2018.

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

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2018	2019	2020
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Due in one year or less	158,920	107,039	63,079
Due after one year and through five years	323,021	420,191	480,848
Due after five years and through ten years	77,400	8,030	1,740

Total term deposits	559,341	535,260	545,667

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2018	2019	2020
	Amortized cost	Amortized cost	Amortized cost
	(RMB in millions)
Industrial & Commercial Bank of China	5,378	3,205	9,092
Agriculture Bank of China	42,264	49,089	61,060
Bank of China	40,000	40,000	—
China Construction Bank	25,200	5,200	3,500
Bank of Communications	200,534	135,950	131,150
Other banks	245,965	301,816	340,865

Total term deposits	559,341	535,260	545,667

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

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

Debt securities represented 45.6% of our total investment assets as of December 31, 2020, 42.7% of our total investment assets as of December 31, 2019, and 44.9% of our total investment assets as of December 31, 2018.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 8.5%, 29.1%, 23.4%, 14.1% and 24.9% of our total available-for-sale debt securities as of December 31, 2020, 4.7%, 33.6%, 29.1%, 10.6% and 22.0% of our total available-for-sale debt securities as of December 31, 2019, and 5.7%, 36.3%,37.5%,4.3% and 16.2% of our total available-for-sale debt securities as of December 31, 2018. Except for a small number of debt securities, which collectively had a carrying value of RMB52,535 million (US$8,051 million) as of December 31, 2020, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2018				2019				2020
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	26,759	1.9%	28,440	2.0%	22,500	1.5%	23,758	1.5%	48,542	2.6%	49,256	2.6%
Government agency bonds	172,250	12.5%	180,273	12.6%	163,678	10.9%	171,189	10.9%	161,503	8.8%	169,013	8.9%
Corporate bonds	181,178	13.2%	185,720	13.1%	145,033	9.6%	148,455	9.5%	133,133	7.2%	136,025	7.2%

	As of December 31,
	2018				2019				2020
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total
	(RMB in millions)
Subordinated bonds/debt	20,953	1.5%	21,514	1.5%	53,062	3.5%	53,922	3.4%	81,880	4.4%	81,795	4.3%
Others	78,136	5.8%	80,643	5.6%	109,729	7.3%	112,467	7.3%	141,530	7.6%	144,721	7.6%

Total debt securities, available-for-sale	479,276	34.9%	496,590	34.8%	494,002	32.8%	509,791	32.6%	566,588	30.6%	580,810	30.6%

Debt securities, held to maturity:
Government bonds	179,943	13.1%	191,009	13.4%	215,928	14.3%	228,198	14.6%	265,198	14.3%	275,770	14.5%
Government agency bonds	266,986	19.4%	276,484	19.3%	401,799	26.6%	415,013	26.6%	617,515	33.3%	631,203	33.2%
Corporate bonds	212,709	15.5%	220,267	15.4%	198,322	13.2%	206,793	13.2%	201,988	10.9%	209,873	11.0%
Subordinated bonds/debt	147,079	10.7%	155,783	10.9%	112,702	7.5%	118,571	7.6%	104,668	5.7%	108,694	5.7%

Total debt securities, held to maturity	806,717	58.7%	843,543	59.0%	928,751	61.6%	968,575	62.0%	1,189,369	64.2%	1,225,540	64.4%

Debt securities, securities at fair value through profit or loss
Government bonds	118	0.0%	118	0.0%	41	0.0%	41	0.0%	1,640	0.1%	1,638	0.1%
Government agency bonds	6,639	0.5%	6,760	0.5%	6,829	0.5%	6,859	0.4%	4,417	0.2%	4,422	0.2%
Corporate bonds	79,390	5.8%	79,774	5.6%	76,395	5.0%	77,215	4.9%	86,776	4.8%	86,803	4.6%
Others	1,346	0.1%	1,351	0.1%	1,083	0.1%	1,091	0.1%	2,668	0.1%	2,752	0.1%
Total debt securities, securities at fair value through profit or loss	87,493	6.4%	88,003	6.2%	84,348	5.6%	85,206	5.4%	95,501	5.2%	95,615	5.0%

Total debt securities	1,373,486	100.0%	1,428,136	100.0%	1,507,101	100.0%	1,563,572	100.0%	1,851,458	100.0%	1,901,965	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2018		2019		2020
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(RMB in millions)
Due in one year or less	28,371	28,529	51,097	50,715	62,234	62,610
Due after one year and through five years	304,467	313,067	279,248	288,711	269,005	276,399
Due after five years and through ten years	485,722	506,005	457,940	478,297	468,612	485,178
Due after ten years	467,433	492,532	634,468	660,643	956,106	982,163

Total debt securities, excluding those at fair value through profit or loss	1,285,993	1,340,133	1,422,753	1,478,366	1,755,957	1,806,350

Our investments in debt securities are subject to strict restrictions under relevant Chinese regulation. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. We diversify our corporate bonds by industry and issuer to effectively manage and control concentration risks. As of the date of this annual report, we believe that our corporate bond portfolio does not have significant exposure to a single industry or issuer.

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2020, the total amount of our policy loans was RMB200,730 million (US$30,763 million), and represented 4.90% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2020, the total amount of our investment in debt investment plans was RMB84,589 million (US$12,964 million), and we had total investment proceeds from such plans of approximately RMB4,637 million (US$711 million). As of and for the year ended December 31, 2019, the total amount of our investment in debt investment plans was RMB83,924 million, and we had total investment proceeds from such plans of approximately RMB4,489 million. As of and for the year ended December 31, 2018, the total amount of our investment in debt investment plans was RMB75,717 million, and we had total investment proceeds from such plans of approximately RMB4,295 million. As of and for the year ended December 31, 2020, the total amount of our investment in trust schemes was RMB215,277 million (US$32,993 million), and we had total investment proceeds from such schemes of approximately RMB11,718 million (US$1,796 million). As of and for the year ended December 31, 2019, the total amount of our investment in trust schemes was RMB215,306 million, and we had total investment proceeds from such schemes of approximately RMB11,077 million. As of and for the year ended December 31, 2018, the total amount of our investment in trust schemes was RMB185,105 million, and we had total investment proceeds from such schemes of approximately RMB9,276 million.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2020, our investment in securities investment funds was RMB114,311 million (US$17,519 million) and represented 2.79% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2018		2019		2020
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Open-end	104,107	98.0%	118,450	100.0%	114,311	100.0%
Closed-end	2,164	2.0%	—	—	—	—

Total	106,271	100.0%	118,450	100.0%	114,311	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2020, the total amount of our investment in common stocks was RMB350,107 million (US$53,656 million), and represented 8.5% of our total investment assets as of that date. As of December 31, 2019, the total amount of our investment in common stocks was RMB276,604 million, and represented 7.7% of our total investment assets as of that date. As of December 31, 2018, the total amount of our investment in common stocks was RMB178,710 million, and represented 5.8 % of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB7,947 million (US$1,218 million) as of December 31, 2020, RMB4,467 million as of December 31, 2019, and RMB9,905 million as of December 31, 2018.

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

We started to make investments in equity interests in non-listed enterprises in 2006. In November 2017, we entrusted IHC to invest in Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership, or Baidu Fund Partnership. The total capital commitment in the Baidu Fund Partnership is RMB7.011 billion, of which RMB5.6 billion was subscribed by us and RMB1.4 billion was subscribed by Ningbo Meishan Bonded Port Area Baidu Zhixin Asset Management Company, each as a limited partner. The Baidu Fund Partnership primarily makes mid-to-late stage investments in private equity transactions in the Internet sector, including Internet, mobile Internet, artificial intelligence, Internet finance, consumption upgrade, and Internet+.

In 2018, we subscribed for additional shares of CLPCIC by contributing RMB1.52 billion undistributed profits of CLPCIC. In December 2018, we subscribed for an additional 1,871,875,329 shares of China Guangfa Bank, or CGB, for RMB13.012 billion. Upon closing, we hold 8,600,631,426 shares of CGB, and our shareholding in CGB remains at 43.686%. We are still the largest shareholder of CGB.

In 2018, we invested RMB8 billion in equity interests in China Power Investment Nuclear Power Co., Ltd.

In 2019, we invested RMB9 billion in equity interests in Qinghai Huanghe Hydropower Development Co., Ltd.

The following table presents the carrying values of our major investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2018	2019	2020
	Carrying value	Carrying value	Carrying value
	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	7,963	9,332	10,620
China Guangfa Bank Co., Ltd.	72,655	75,180	79,974
Sinopec Sales Co., Ltd.	10,219	10,232	10,361
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	21,387	21,433	20,676
Ningbo Meishan Bonded Port Area Baishan Investment Management Partnership	1,698	1,751	1,771
China Power Investment Nuclear Power Co., Ltd.	8,036	8,607	8,802
Qinghai Huanghe Hydropower Development Co., Ltd.	—	9,007	9,732

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

We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a general meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. In 2014, the registered capital of AMC was increased from RMB3 billion to RMB4 billion. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2020, AMC had total assets of RMB13,897 million (US$2,130 million), net assets of RMB12,237 million (US$1,875 million) and net profit of RMB2,133 million (US$327 million).

Property and Casualty Business

In December 2006, we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2018, the registered capital of CLPCIC was increased from RMB15 billion to RMB18.8 billion, with us and CLIC contributing RMB1.52 billion and 2.28 billion undistributed profits of CLPCIC, respectively. The proportionate shareholding between CLIC and us remains unchanged.

As of and for the year ended December 31, 2020, CLPCIC had total assets of RMB106,930 million (US$16,388 million), net assets of RMB26,551 million (US$4,069 million) and net profit of RMB1,730 million (US$265 million).

Pension Insurance Business

In January 2007, we, CLIC and AMC established a pension insurance company, China Life Pension, with us owning 55%, CLIC owning 25% and AMC owning the remaining 20%. In January 2015, the registered capital of China Life Pension was increased from RMB2.5 billion to RMB3.4 billion. China Life Pension is currently held 70.74%, 4.41%, 3.53%, 1.33%, and 19.99% by us, CLIC, AMC, China Credit Trust Company Limited and AMP Life Limited, respectively.

China Life Pension has obtained qualifications to serve as investment manager, trustee and account manager of enterprise annuity funds.

As of and for the year ended December 31, 2020, China Life Pension had total assets of RMB6,789 million (US$1,040 million), net assets of RMB4,931 million (US$756 million) and net profit of RMB817 million (US$125 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 2,177 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

During 2020, we actively applied advanced technologies and pushed forward digital transformation. We took the following steps:

•

Upgrade of sales model. We adopted digital technologies to develop new approaches for online agent recruitment and training as well as online business development. We also applied digital tools in insurance sales to facilitate precise marketing with more powerful intelligent algorithms.

•

Upgrade of field offices and equipment. We widely applied advanced technologies such as 5G, “Internet of Things” and edge computing technology in our filed offices. In 2020, we added new electronic facilities in our field offices such as self-service terminals for business processing, intelligent sensing equipment and visualized smart screens. We also made digital tools available at our field offices, including automatic Internet access, digital coaching and training, multi-dimensional and visualized performance tracking, and AI real-time performance reporting.

•

Upgrade of service and customer experience. We continued to update and improve our online services to better serve our customers. The paperless application rate of long-term individual insurance reached 99.9% and the promotion of paperless application rate of group insurance reached 97.9%, the online processing rate of policy administration and claims settlement for individual and group insurance increased by 20%, 28% and 37% year-on-year, respectively, and the number of electronic notification messages increased by 82.5% year-on-year.

•

Improvement of technology innovation ability. We launched four technological innovation-themed laboratories, namely InsurTech, cloud computing and infrastructures, cyber security and block chain. We carried out nearly 50 research projects on cutting-edge technologies, and introduced 28 intelligent application scenarios including intelligent insurance application, intelligent customer services, intelligent quality review and intelligent recommendations. We also utilized a flexible and nimble hybrid cloud with a powerful hash rate, which fully supported the shift of our operations and management from offline to online and effectively ensured continuity of our business operations during the pandemic.

•

Improvement of digital ecosystem. We continued to improve our digital platform, and released more than 1,700 standardized services and launched more than 740 innovative micro-applications. Our digital platform is also able to cooperate with third-party institutions such as medical and healthcare institutions, and nearly 170,000 services and activities were carried out at the digital platform.

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

The PRC Insurance Law, which provided the initial framework for regulating the PRC insurance industry, was enacted in 1995, and amended on October 28, 2002, February 28, 2009, August 31, 2014 and April 24, 2015. Among other things, the major provisions of the PRC Insurance Law include: (1) licensing of insurance companies and insurance intermediaries, such as agents and brokers; (2) separation of property and casualty business and life insurance business; (3) regulation of market conduct by participants; (4) substantive regulation of insurance products; (5) regulation of the financial condition and performance of insurance companies; and (6) supervisory and enforcement powers of the CBIRC.

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

Minimum capital requirements

The minimum paid-in capital for an insurance company is RMB200 million. For an insurance company whose registered capital is RMB200 million, the minimum incremental capital for each first provincial branch office in a province other than the province where its headquarter is located is RMB20 million. No additional capital will be required when the registered capital has reached RMB500 million, and the insurer’s solvency is sound.

Restriction of ownership in joint stock insurance companies

Any acquisition of shares which results in the acquirer owning 5% or more of the registered capital of a joint stock insurance company, whether or not listed, requires the approval of the CBIRC. A filing with the CBIRC is required with respect to a change of equity interest of less than 5% in an insurance company, unless it is a listed insurance company. Equity interests held by a single shareholder, including its related parties and persons acting in concert, must not exceed one-third of the registered capital of a single insurance company. An exception to the one-third cap applies to insurance companies establishing or investing in other insurance companies for the purposes of innovation and specialization of their business, or consolidating their operations under a single group management. Equity interests held by a single domestic limited partnership must not exceed 5% of the registered capital of a single insurance company. The combined equity interests held by several domestic limited partnerships must not exceed 15% of the registered capital of a single insurance company. Investors are divided into four categories, including financial I shareholders, financial II shareholders, strategic shareholders and controlling shareholders based on their shareholding percentage in the insurance company. Such investors are prohibited from selling their shares for periods varying depending on their classification: five years for a controlling shareholder, three years for a strategic shareholder, two years for a financial II shareholder, and one year for a financial I shareholder.

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

Regulation of health insurance. Subject to approval by the CBIRC, life insurance companies may engage in health insurance business. Other insurance companies may, subject to approval by the CBIRC, engage in short-term health insurance business. Insurance companies engaged in health insurance business are required to submit an actuarial report or reserves assessment report for the preceding year in accordance with the relevant provisions of the CIRC. Insurance companies must also submit a pricing review report to the CBIRC before March 15 of each year regarding the short-term health insurance products. Insurance companies were permitted to sell health insurance products eligible for preferential individual income tax policies in accordance with the CIRC’s relevant requirements in 31 pilot cities, including Beijing, Shanghai, Tianjin and Chongqing beginning in 2016 and, from July 1, 2017, nationwide in China. The health insurance products may be offered to taxpayers who have reached the age of 16 but have not reached the statutory retirement age. The expenses incurred by individuals for purchasing such health insurance products will be deductible from their individual income tax up to RMB2,400 per year or RMB200 per month. Survival benefits paid before the expiry of the policy term of a care insurance product may only be paid under the condition that the care required by the insured is caused by disability in activities of daily living as agreed in the insurance contract. Survival benefits paid before the expiry of the policy term of a disability income insurance product may only be paid under the condition that the loss of working ability of the insured is caused by a disease or an accidental injury as agreed in the insurance contract. On December 1, 2019, the new Measures for the Administration of Health Insurance came into effect, pursuant to which sales of products that are not in compliance with the requirements under the new measure must be ceased before April 1, 2020.

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

Domestic items of listed equity assets mainly include shares(5), equity funds, hybrid funds and equity insurance asset management products. Overseas items of listed equity assets mainly include ordinary shares, preferred shares, global depositary receipts, American depositary receipts and equity securities investment funds, as well as other tools or products recognized by the CBIRC in this category.

Domestic and overseas items of unlisted equity assets mainly include equities of unlisted companies, equity investment funds (including venture capital funds), asset backed securities, insurance private equity funds and other related financial products, as well as other tools or products recognized by the CBIRC in this category.

The investment regulatory percentage will be determined according to the solvency adequacy ratio, asset and liability management capability, risk status and other indicators of an insurance company, ranging from 10% to 45% of the total assets of the insurance company as at the end of the last quarter.

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

The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds). The total number of shares of a single listed company invested by an insurance company shall not exceed 10% of total capital stock of the listed company.

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

Bank capital replenishment bonds. Insurance companies are allowed to invest in Tier 2 capital bonds and non-fixed term capital bonds issued by banks. Investment in Tier 2 capital bonds and non-fixed term capital bonds are regulated in accordance with requirements on investment in either equity assets or fixed-income assets, depending on how such bonds are categorized by the issuer of such bonds.

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

Based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2020, we had been classified as a Category A insurer.

Our core solvency adequacy ratio as of December 31, 2020 was 260.10%, and our comprehensive solvency adequacy ratio as of December 31, 2020 was 268.92%.

Statutory deposits

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with at least two qualified commercial banks, each of which must, among other things, have net assets of no less than RMB20 billion as of the end of the previous year and have no affiliated relationship with the insurance company. These funds may not be used for any purpose other than to pay off debts during a liquidation proceeding. Insurance companies must choose more than two qualified commercial banks as statutory deposit banks and the statutory deposit period must be for a minimum of one year. In addition, when an insurance company deposits the statutory funds for a business opening or capital increase, renews the deposit upon maturity or transfers the deposit to another bank, changes the nature of the deposit upon maturity or withdraws the deposit before maturity, the insurance company must file with the CBIRC within 10 business days after these funds are duly deposited.

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

Risk management. Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the regulatory authorities in a timely manner any major risks, and submit an annual risk management report reviewed by the board of directors. In addition, as required by the CBIRC, where an insurance company carries out by itself or is entrusted to carry out various investment management businesses, it shall have the corresponding investment management capabilities, including credit risk management capability, investment capability in the secondary stock market, equity investment capability, real estate investment management capability, derivatives application management capability, product management capability of debt investment plans and product management capability of equity investment plans. For each investment management capability, an insurance company should designate at least two qualified risk officers. Where an insurance company decides to replace a risk officer, impose disciplinary sanctions on a risk officer, dismiss a risk officer or terminate the employment of a risk officer, the insurance company must replace such risk officer within 10 business days from the date of the decision, and report to the CBIRC and state the reasons for such replacement.

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

Related party transactions. Insurance companies are required to establish a related party transaction control committee to be responsible for identifying related parties, managing, reviewing and approving related party transactions and controlling risks. The related party transaction control committee must be composed of at least three directors, with an independent director acting as the person in charge. The related party transaction control committee should focus on the compliance, fairness and necessity of related party transactions. According to applicable CBIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction or a series of transactions within any given year between an insurance company or any of its controlled subsidiaries and a related party in which the trading volume exceeds RMB30 million and accounts for 1% or more of the insurance company’s audited net assets as of the end of the previous year. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction must be first reviewed by the related party transaction control committee, and then be approved by the board of directors, by vote of more than two thirds of attending non-affiliated directors, or by shareholders’ meeting. An ordinary related party transaction must be reviewed in accordance with the internal management system and authorization process of the insurance company, and then be filed with or approved by the related party transaction control committee. An insurance company is required to maintain a system to manage related party transactions and file them with the CBIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company must report to the CBIRC each of its material related party transactions, the execution, renewal or substantive change of any framework transaction agreement, as well as any other transaction as required by the CBIRC.

Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel, establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CBIRC. An internal audit report must be submitted to the CBIRC by April 30 of each year and any major risk identified during the internal audit process must be reported to the CBIRC in a timely manner.

Reporting and disclosure requirements. An insurance company must disclose to the public various information regarding its operations and business, including financial and accounting information, information on its insurance liabilities and reserves, risk management, its insurance products, solvency, material related transactions and major events, as well as other information required by the CBIRC. An insurance company must disclose this information on its website, and by April 30 of each year, an insurance company must also disclose an annual report on its website and in media designated by the CBIRC. In addition, after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website and in media designated by the CBIRC within the time limit required by the CBIRC.

Internal control assessment. An insurance company must establish an internal control evaluation system in various operations including sales, operation, basic management and fund use. Life insurance companies are required to submit to the CBIRC a corporate governance report each year along with other regulatory information, which includes its internal control evaluation result.

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

Regulation of issuance of capital replenishment bonds by insurance companies

Since January 2015, insurance companies including insurance group companies that meet a series of qualification tests and are approved by the CBIRC and PBOC may issue bonds for capital replenishment in the national inter-bank bond market. The capital replenishment bonds issued by an insurance company must have a maturity of at least five years and be repaid after insurance policy liabilities and other general liabilities, but prior to payment related to the equity capital of such insurance company. The audited net asset value of the issuer as of the end of the prior year and its net asset value in the latest quarterly financial statements must be no less than RMB1 billion, and the total amount of its issued capital replenishment bonds and fixed-term subordinated debts pursuant to CBIRC requirements must not exceed 100% of the issuer’s net asset value. The issuer must comply with certain disclosure obligations both at the time of the issuance and during the term of the bonds. The issuer has the right to redeem the capital replenishment bonds after five years of its issuance provided that its solvency ratio is at least 100% after the redemption.

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

Regulation of establishment of overseas insurance institutions

An insurance company may apply to the CBIRC for approval for the establishment of overseas branches, overseas insurance companies and overseas insurance intermediaries, or the acquisition of overseas insurance companies or intermediaries. In order to submit such an application, an insurance company must have an operating history of no less than two years, total assets of no less than RMB5 billion as at the end of the prior year and foreign exchange funds of no less than US$ 15 million or its equivalent in other freely convertible currencies as at the end of the preceding year. The applicant insurance company must also comply with applicable solvency, risk management and other requirements as stipulated by the CBIRC.

Compliance with regulatory requirements

Our management confirms that we have complied in all material respects with all applicable regulatory requirements set out above.

Regulation of Foreign-Invested Insurance Companies

China acceded to the WTO on December 11, 2001. As a result of China’s commitments in connection with the accession, the Chinese insurance market is gradually opening up to foreign insurers and insurance-related service providers. The geographic limitation on foreign-invested life insurers, which were permitted to operate only in specified cities, has been lifted since December 11, 2004. Accordingly, foreign-invested life insurers have been permitted to sell individual and group life insurance, health insurance and annuity and other pension-like products since December 11, 2004. Since December 11, 2006, foreign-invested insurance brokers have been permitted to set up wholly owned subsidiaries in China. From January 1, 2020, foreign investors are allowed to own 100% in Chinese life insurers, and the CBIRC also removed the requirements that a foreign insurance company must have engaged in insurance business for more than 30 years and have maintained a representative office in China for at least two years before it can establish a foreign-invested insurance company in China.

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

Minimum capital requirements

The registered capital of an insurance asset management company may not be lower than RMB100 million or the equivalent amount of other freely convertible currencies.

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

Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries

Insurance agents are business entities or individuals which or who act on behalf of an insurance company in respect of insurance business within the scope authorized by the insurance company, including licensed insurance agencies and individual insurance agents. Licensed insurance agencies fall into two groups: dedicated agencies and non-dedicated agencies. An insurance company is responsible for the acts of its agents when the acts are within the scope of their agency.

A dedicated agency is a company (and its branches) organized under the PRC law whose principal business is to act as an agent of insurance companies. Dedicated agencies are subject to minimum capital and other requirements, and their business is generally limited to insurance-related activities.

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

Regulation of Internet Insurance Businesses

On December 7, 2020, CBIRC issued supervision rules to regulate China’s online insurance sector. Under the new rules, online insurance business is defined as entering into insurance contracts and providing insurance services through an Internet-based platform. The new rules prohibit unlicensed institutions and individuals from engaging in online insurance businesses. Insurance institutions that are permitted to engage in online insurance businesses include traditional insurers, mutual insurers, online insurers, insurance brokers, insurance assessors and insurance agents (including dedicated insurance agencies, bancassurance agencies and Internet companies that have obtained the license to engage in insurance agency business). The new rules provide specific requirements on the management of the Internet-based platforms used for insurance business. The new rules also strengthen the requirements on sale management and information disclosure during the online sales process and the after sales duties and responsibilities of insurance institutions engaging in online insurance business.

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

Administrative Penalty by the PBOC

In July 2018, the PBOC imposed a fine of RMB700,000 on us for non-compliance with anti-money laundering laws and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. We have taken corrective measures and improved our anti-money laundering system by refining the process for identifying customers’ data, retaining transaction records and reporting large payment transactions and suspicious transactions. The fine imposed by the PBOC did not have a material impact on the business operations and financial results of our company.

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

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2020, we owned and leased 4,536 and 14,167 properties, respectively, and had 279 properties under construction. Among the 4,536 properties owned by us, 1,178 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. 161 properties are recognized as investment properties.

On December 31, 2020, we entered into a new property leasing agreement with China Life Investment Management Company Limited, or IHC. Under this property leasing agreement, which will expire on December 31, 2021, IHC agreed to lease to us 1,134 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had nearly 317 million insurance policies in force as of December 31, 2020, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.

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

Financial Overview of Our Business

We had total gross written premiums of RMB612,265 million (US$93,834 million) and net profit of RMB51,385 million (US$7,875 million) for the year ended December 31, 2020. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB480,593 million (US$73,655 million) in 2020.

•	Health insurance had total gross written premiums of RMB115,089 million (US$17,638 million) in 2020.

•	Accident insurance had total gross written premiums of RMB16,583 million (US$2,541 million) in 2020.

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

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 75.12% of total revenues in 2020.

•

investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 23.73% of total revenues in 2020.

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

Interest Rates

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. As of the date of this annual report, this interest rate remained unchanged. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2020, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.77%, while our investment yields for the years ended December 31, 2020, 2019 and 2018 were 5.30%, 5.24% and 3.29%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets and net gains on investments of associates and joint ventures, for the years ended December 31, 2018, 2019 and 2020.

Impairment	For the year ended December 31,
	2018	2019	2020	2020
	(RMB in millions)			US$
Debt securities	(42)	(3,749)	288	44
Equity securities	(8,163)	(2,638)	(11,917)	(1,826)
Associates and joint ventures	—	(1,500)	(707)	(108)

Total	(8,205)	(7,887)	(12,336)	(1,890)

During the year ended December 31, 2020, we recognized an impairment expense of RMB11,917 million (US$1,826 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2019, we recognized an impairment expense of RMB2,638 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2018, we recognized an impairment expense of RMB8,163 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to company-specific events such as bankruptcies.

During the year ended December 31, 2020, we recognized an impairment expense of RMB3 million (US$0.46 million) in debt securities with a reversal of impairment charges of RMB291 million (US$45 million). During the year ended December 31, 2019, we recognized an impairment expense of RMB3,749 million in debt securities. During the year ended December 31, 2018, we recognized an impairment expense of RMB42 million in debt securities.

During the year ended December 31, 2020, we recognized an impairment expense of RMB707 million (US$108 million) in associates and joint ventures. During the year ended December 31, 2019, we recognized an impairment expense of RMB1,500 million in associates and joint ventures. During the years ended December 31, 2018, we recognized no impairment expense in associates and joint ventures.

Available-for-sale securities comprised of the following asset classes as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018		2019		2020
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value
	(RMB in millions)
Debt securities
Government bonds	26,759	28,440	22,500	23,758	48,542	49,256
Government agency bonds	172,250	180,273	163,678	171,189	161,503	169,013
Corporate bonds	181,178	185,720	145,033	148,455	133,133	136,025
Subordinated bonds/debt	20,953	21,514	53,062	53,922	81,880	81,795
Other	78,136	80,643	109,729	112,467	141,530	144,721

Subtotal	479,276	496,590	494,002	509,791	566,588	580,810

Equity securities
Funds	115,949	92,304	97,208	102,349	72,691	97,476
Common stocks	160,231	143,469	217,564	236,323	278,512	301,249
Other	126,253	138,170	195,360	210,494	214,059	236,068

Subtotal	402,433	373,943	510,132	549,166	565,262	634,793

Total	881,709	870,533	1,004,134	1,058,957	1,131,850	1,215,603

The difference between the aggregate cost/amortized cost and the aggregate estimated fair value reflects the amount of the unrealized gains and losses, and provision for impairment losses. As of December 31, 2020, we had gross unrealized gains of RMB114,895 million (US$17,608 million) and gross unrealized losses of RMB18,528 million (US$2,840 million), and made a provision for impairment losses of RMB12,614 million (US$1,933 million). As of December 31, 2019, we had gross unrealized gains of RMB63,261 million and gross unrealized losses of RMB5,055 million, and made a provision for impairment losses of RMB3,383 million. As of December 31, 2018, we had gross unrealized gains of RMB37,125 million and gross unrealized losses of RMB43,884 million, and made a provision for impairment losses of RMB4,417 million. The unrealized losses as of December 31, 2020 related primarily to the unrealized losses of available-for-sale stocks.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2020, 2019 and 2018. For the year ended December 31, 2020, the increase of our unrealized losses on equity securities, mainly resulting from the decline in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2019, the decrease of our unrealized losses on equity securities, mainly resulting from the overall upturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2018, unrealized losses on equity securities, mainly resulting from the overall volatility and downturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year.

As of December 31, 2020	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	981	341	277	1,599
Carrying amounts	82,099	18,463	7,212	107,774
Unrealized losses as a percentage of carrying amounts	1.20%	1.85%	3.84%	1.48%

Equity securities
Unrealized losses	10,725	5,382	822	16,929
Carrying amounts	90,297	36,979	5,399	132,675
Unrealized losses as a percentage of carrying amounts	11.88%	14.55%	15.23%	12.76%

Total
Total unrealized losses	11,706	5,723	1,099	18,528
Total carrying amounts	172,396	55,442	12,611	240,449
Unrealized losses as a percentage of carrying amounts	6.79%	10.32%	8.71%	7.71%

As of December 31, 2019	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	374	141	531	1,046
Carrying amounts	28,298	2,794	25,884	56,976
Unrealized losses as a percentage of carrying amounts	1.32%	5.05%	2.05%	1.84%

Equity securities
Unrealized losses	2,084	1,029	896	4,009
Carrying amounts	50,291	26,006	3,175	79,472
Unrealized losses as a percentage of carrying amounts	4.14%	3.96%	28.22%	5.04%

Total
Total unrealized losses	2,458	1,170	1,427	5,055
Total carrying amounts	78,589	28,800	29,059	136,448
Unrealized losses as a percentage of carrying amounts	3.13%	4.06%	4.91%	3.70%

As of December 31, 2018	0-6 months	7-12 months	More than 12 months	Total
	(RMB in millions)
Debt securities
Unrealized losses	126	473	1,046	1,645
Carrying amounts	9,665	11,075	41,365	62,105
Unrealized losses as a percentage of carrying amounts	1.30%	4.27%	2.53%	2.65%

Equity securities
Unrealized losses	7,445	21,813	12,981	42,239
Carrying amounts	50,073	92,845	52,549	195,467
Unrealized losses as a percentage of carrying amounts	14.87%	23.49%	24.70%	21.61%

Total
Total unrealized losses	7,571	22,286	14,027	43,884
Total carrying amounts	59,738	103,920	93,914	257,572
Unrealized losses as a percentage of carrying amounts	12.67%	21.45%	14.94%	17.04%

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

As of December 31, 2020, our total investment assets were RMB4,095,454 million (US$627,656 million) and the investment yield for the year ended December 31, 2020 was 5.30%. The investment yield primarily reflected the increase in spread income of equity investments we have invested in. As of December 31, 2019, our total investment assets were RMB3,573,154 million and the investment yield for the year ended December 31, 2019 was 5.24%. As of December 31, 2018, our total investment assets were RMB3,104,014 million and the investment yield for the year ended December 31, 2018 was 3.29%.

We calculate the investment yields for a given year by dividing the gross investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2020, 2019 and 2018 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2018	2019	2020	2020	(2018-2020)
	RMB	RMB	RMB	US$
Life insurance business

Whole life and term life insurance:
Gross written premiums	49,520	64,196	76,421	11,713	24.23%

Endowment:
Gross written premiums	126,318	113,950	109,275	16,747	(6.99%)

Annuities:
Gross written premiums	261,702	268,416	294,897	45,195	6.15%
Health insurance business(1)

Gross written insurance premiums	83,614	105,581	115,089	17,638	17.32%
Accident insurance business(2)

Gross written insurance premiums	14,672	14,943	16,583	2,541	6.31%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance date and are not adjusted at each reporting date. We incorporate the potential impact of future risk factors on our operating results in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-40 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

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

We establish liabilities for long-term traditional insurance contracts based on the following assumptions:

•

For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin was 4.85% as at December 31, 2018, 2019 and 2020.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.47% to 4.86% as at December 31, 2018, from 3.52% to 4.83% as at December 31, 2019 and from 3.09% to 4.80% as at December 31, 2020, respectively.

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

We base our mortality assumptions on the China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect our recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserve. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions could expose us to longevity risk.

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

As of December 31, 2020, debt securities of RMB176,306 million (US$27,020 million) contained guarantees issued by third parties and, of those, 86.15% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 94.58% related to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2020, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2020, RMB1,211,416 million of RMB1,273,277 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Recently Issued Accounting Standards

The following standards and amendments are adopted by us for the first time for the financial year beginning on January 1, 2020.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	January 1, 2020
IAS 1 and IAS 8 Amendments	Definition of Material	January 1, 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	January 1, 2020
IFRS 16 Amendment	Covid-19-Related Rent Concessions (early adopted)	June 1, 2020

IFRS 3 Amendments –Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. We have applied the amendments prospectively to transactions or other events that occurred on or after January 1, 2020. The amendments did not have any significant impact on our consolidated financial statements.

IAS 1 and IAS 8 Amendments –Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on our consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments did not have any significant impact on our consolidated financial statements.

IFRS 16 Amendment – Covid-19-Related Rent Concessions (early adopted)

In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of Covid-19. The amendment does not apply to lessors.

The practical expedient applies only to rent concessions occurring as a direct consequence of Covid-19 and only if all of the following conditions are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before June 30, 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after June 1, 2020 with earlier application permitted.

We have early adopted the amendment on January 1, 2020. Because we were not provided with a significant amount of rent concessions arising as a direct consequence of Covid-19, the amendment did not have any significant impact on our consolidated financial statements.

New accounting standards and amendments that are effective but a temporary exemption is applied by us for the financial year beginning on January 1, 2020:

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

Classification and measurement

IFRS 9 requires that we classify debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on their respective business models. We analyzed the contractual cash flow characteristics of financial assets as at December 31, 2020 and made relevant disclosures in Note 33 to our consolidated financial statements included elsewhere in this annual report in accordance with the IFRS 4 Amendments.

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

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2020.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform -Phase 2	January 1, 2021
IFRS 17	Insurance Contracts	January 1, 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

For a detailed discussion of the recently issued accounting standards, see Note 2.1.1, Note 2.1.2 and Note 2.1.3 to our consolidated financial statements included elsewhere in this annual report.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the general consumer price index, were approximately 2.5%, 2.9%, 2.1%, 1.6% and 2.0% in 2020, 2019, 2018, 2017, and 2016, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Total Revenues	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Net premiums earned	560,278	604,666
Life insurance business	445,719	479,600
Health insurance business	99,575	109,091
Accident insurance business	14,984	15,975
Investment income	139,919	154,497
Investment income from securities at fair value through profit or loss	4,527	4,280
Investment income from available-for-sale securities	43,196	46,880
Investment income from held-to-maturity securities	38,229	44,757
Investment income from bank deposits	26,695	25,860
Investment income from loans	27,111	31,948
Other investment income	161	772
Net realized gains on financial assets	1,831	14,583
Net fair value gains through profit or loss	19,251	21,900
Other income	8,195	9,315

Total	729,474	804,961

Net Premiums Earned

Net premiums earned increased by RMB44,388 million, or 7.9%, to RMB604,666 million in 2020 from RMB560,278 million in 2019.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB33,881 million, or 7.6%, to RMB479,600 million in 2020 from RMB445,719 million in 2019. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB9,516 million, or 9.6%, to RMB109,091 million in 2020 from RMB99,575 million in 2019. This was primarily due to our increased efforts to develop our health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB991 million, or 6.6%, to RMB15,975 million in 2020 from RMB14,984 million in 2019. This was primarily due to the growth of our accident insurance business.

Investment Income

Investment income increased by RMB14,578 million, or 10.4%, from RMB139,919 million in 2019 to RMB154,497 million in 2020.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB247 million, or 5.5%, to RMB4,280 million in 2020 from RMB4,527 million in 2019. This was primarily due to a decrease in dividends at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB3,684 million, or 8.5%, to RMB46,880 million in 2020 from RMB43,196 million in 2019. This was primarily due to an increase in dividends from available-for-sale equity securities investment stocks.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB6,528 million, or 17.1%, to RMB44,757 million in 2020 from RMB38,229 million in 2019. This was primarily due to an increase in interest income resulting from the increase in the allocation in government agency bonds.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB835 million, or 3.1%, to RMB25,860 million in 2020 from RMB26,695 million in 2019. This was primarily due to a decrease in interest income resulting from the decrease in the allocation in negotiated deposits.

Investment Income from Loans

Investment income from loans increased by RMB4,837 million, or 17.8%, to RMB31,948 million in 2020 from RMB27,111 million in 2019. This was primarily due to an increase in interest income from trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB12,752 million to gains of RMB14,583 million in 2020 from gains of RMB1,831 million in 2019. This was primarily due to an increase in spread income of equity assets in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB2,649 million to gains of RMB21,900 million in 2020 from gains of RMB19,251 million in 2019. This was primarily due to an increase in spread income of stocks in securities at fair value through profit or loss.

Other Income

Other income increased by RMB1,120 million, or 13.7%, to RMB9,315 million in 2020 from RMB8,195 million in 2019. This was primarily due to an increase in income of investment management service fees received by our subsidiaries.

Benefits, Claims and Expenses	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	127,877	113,609
Accident and health claims and claim adjustment expenses	50,783	52,395
Increase in insurance contracts liabilities	330,807	414,797
Investment contracts benefits	9,157	9,846
Policyholder dividends resulting from participation in profits	22,375	28,279
Underwriting and policy acquisition costs	81,396	84,342
Finance costs	4,255	3,747
Administrative expenses	40,275	37,687
Statutory insurance fund contribution	1,163	1,229
Other expenses	9,602	12,208

Total	677,690	758,139

Segment information of insurance benefits and claims expenses
Life insurance business	427,673	490,994
Health insurance business	75,471	82,146
Accident insurance business	6,323	7,661

Total	509,467	580,801

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB71,334 million, or 14.0%, to RMB580,801 million in 2020 from RMB509,467 million in 2019.

Life insurance death and other benefits payouts decreased by RMB14,268 million, or 11.2%, to RMB113,609 million in 2020 from RMB127,877 million in 2019. This was primarily due to a decrease in surrender payment of certain products. Accident and health claims and claim adjustment expenses increased by RMB1,612 million, or 3.2%, to RMB52,395 million in 2020 from RMB50,783 million in 2019. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB83,990 million, or 25.4%, to RMB414,797 million in 2020 from RMB330,807 million in 2019. This was primarily due to the growth of our insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB63,321 million, or 14.8%, to RMB490,994 million in 2020 from RMB427,673 million in 2019. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB6,675 million, or 8.8%, to RMB82,146 million in 2020 from RMB75,471 million in 2019. This was primarily due to the growth in our health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business increased by RMB1,338 million, or 21.2%, to RMB7,661 million in 2020 from RMB6,323 million in 2019. This was primarily due to an increase in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits increased by RMB689 million, or 7.5%, to RMB9,846 million in 2020 from RMB9,157 million in 2019. This was primarily due to an increase in the scale of universal insurance accounts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB5,904 million, or 26.4%, to RMB28,279 million in 2020 from RMB22,375 million in 2019. This was primarily due to an increase in investment yields from participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB2,946 million, or 3.6%, to RMB84,342 million in 2020 from RMB81,396 million in 2019. This was primarily due to the growth of our business.

Finance Costs

Finance costs decreased by RMB508 million, or 11.9%, to RMB3,747 million in 2020 from RMB4,255 million in 2019. This was primarily due to a decrease in interest paid for securities sold under agreements to repurchase.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses decreased by RMB2,588 million, or 6.4%, to RMB37,687 million in 2020 from RMB40,275 million in 2019. This was primarily due to a decrease in expenses during the COVID-19 pandemic and our reinforced cost administration.

Other Expenses

Other expenses increased by RMB2,606 million, or 27.1%, to RMB12,208 million in 2020 from RMB9,602 million in 2019. This was primarily due to the increase of expenses in investment management fees.

Profit	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Profit before income tax	59,795	54,488
Life insurance business	42,418	28,073
Health insurance business	5,875	11,611
Accident insurance business	489	572
Other businesses	11,013	14,232
Income tax	781	3,103
Net profit attributable to equity holders of the company	58,287	50,268

Profit before Income Tax

Our profit before income tax decreased by RMB5,307 million, or 8.9%, to RMB54,488 million in 2020 from RMB59,795 million in 2019.

Life Insurance Business

Profit before income tax in the life insurance business decreased by RMB14,345 million, or 33.8%, to RMB28,073 million in 2020 from RMB42,418 million in 2019. This was primarily due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts and the change in gross investment income.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB5,736 million, or 97.6%, to RMB11,611 million in 2020 from RMB5,875 million in 2019. This was primarily due to the growth of our short-term health insurance business and the improvement of the business quality.

Accident Insurance Business

Profit before income tax in the accident insurance business increased by RMB83 million, or 17.0%, to RMB572 million in 2020 from RMB489 million in 2019. This was primarily due to the growth of our accident insurance business and the improvement of the business quality.

Other Businesses

Profit before income tax in other businesses increased by RMB3,219 million, or 29.2%, to RMB14,232 million in 2020 from RMB11,013 million in 2019. This was primarily due to an increase in profits from subsidiaries.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax increased by RMB2,322 million, or 297.3%, to RMB3,103 million in 2020 from RMB781 million in 2019. This was primarily due to the impact of the new policy on pre-tax deduction of underwriting and policy acquisition costs adopted in 2019. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Policy on pre-tax deduction of underwriting and policy acquisition costs”.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB8,019 million, or 13.8%, to RMB50,268 million in 2020 from RMB58,287 million in 2019. This was primarily due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the new policy on pre-tax deduction of underwriting and policy acquisition costs adopted in 2019 and the change in gross investment income.

Major Assets	As of December 31,
	2019	2020
	RMB	RMB
	(in millions)
Investment assets	3,573,154	4,095,454
Term deposits	535,260	545,667
Held-to-maturity securities	928,751	1,189,369
Available-for-sale securities	1,058,957	1,215,603
Securities at fair value through profit or loss	141,608	161,570
Derivative financial assets	428	—
Securities purchased under agreements to resell	4,467	7,947
Cash and cash equivalents	53,306	56,629
Loans	608,920	658,535
Statutory deposits—restricted	6,333	6,333
Investment properties	12,141	14,217
Investment in associates and joint ventures	222,983	239,584
Other assets	153,580	156,956

Total	3,726,734	4,252,410

Investment Assets

Our total investment assets increased by RMB522,300 million, or 14.6%, to RMB4,095,454 million as of December 31, 2020 from RMB3,573,154 million as of December 31, 2019.

Term Deposits

Term deposits increased by RMB10,407 million, or 1.9%, to RMB545,667 million as of December 31, 2020 from RMB535,260 million as of December 31, 2019. This was primarily due to the increase of term deposits other than negotiated term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB260,618 million, or 28.1%, to RMB1,189,369 million as of December 31, 2020 from RMB928,751 million as of December 31, 2019. This was primarily due to an increase in the allocation of government agency bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB156,646 million, or 14.8%, to RMB1,215,603 million as of December 31, 2020 from RMB1,058,957 million as of December 31, 2019. This was primarily due to an increase in the allocation of available-for-sale securities

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB19,962 million, or 14.1%, to RMB161,570 million as December 31, 2020 from RMB141,608 million as of December 31, 2019. This was primarily due to an increase in the scale of debt-type assets in securities at fair value through profit or loss.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell increased by RMB3,480 million, or 77.9%, to RMB7,947 million as of December 31, 2020 from RMB4,467 million as of December 31, 2019. This was primarily due to the needs for liquidity management.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB3,323 million, or 6.2%, to RMB56,629 million as of December 31, 2020 from RMB53,306 million as of December 31, 2019. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB49,615 million, or 8.1%, to RMB658,535 million as of December 31, 2020 from RMB608,920 million as of December 31, 2019. This was primarily due to an increase in policy loans and certificates of deposit.

Investment Properties

Investment properties increased by RMB2,076 million, or 17.1%, to RMB14,217 million as of December 31, 2020 from RMB12,141 million as of December 31, 2019. This was primarily due to new investments in investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB16,601 million, or 7.4%, to RMB239,584 million as of December 31, 2020 from RMB222,983 million as of December 31, 2019. This was primarily due to new investments in associates and joint ventures.

Major Liabilities	As of December 31,
	2019	2020
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,552,736	2,973,225
Investment contracts	267,804	288,212
Securities sold under agreements to repurchase	118,088	122,249
Policyholder dividends payable	112,593	122,510
Annuity and other insurance balances payable	51,019	55,031
Interest-bearing loans and borrowings	20,045	19,556
Deferred tax liabilities	10,330	15,286
Other liabilities	184,777	199,410

Total	3,317,392	3,795,479

Liabilities

Our total liabilities increased by RM478,087 million, or 14.4%, to RMB3,795,479 million as of December 31, 2020 from RMB3,317,392 million as of December 31, 2019.

Insurance Contracts

Liabilities of insurance contracts increased by RMB420,489 million, or 16.5%, to RMB2,973,225 as of December 31, 2020 from RMB2,552,736 million as of December 31, 2019. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB20,408 million, or 7.6%, to RMB288,212 million as of December 31, 2020 from RMB267,804 million as of December 31, 2019. This was primarily due to an increase in the scale of universal insurance accounts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase increased by RMB4,161 million, or 3.5%, to RMB122,249 million as of December 31, 2020 from RMB118,088 million as of December 31, 2019. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB9,917 million, or 8.8%, to RMB122,510 million as of December 31, 2020 from RMB112,593 million as of December 31, 2019. This was primarily due to an increase in investment yields from participating accounts.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB4,012 million, or 7.9%, to RMB55,031 million as of December 31, 2020 from RMB51,019 million as of December 31, 2019. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency decreased in 2020. Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, a six-month bank loan of EUR127 million with a maturity date on January 13, 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement, a six-month bank loan of EUR78 million with a maturity date on January 4, 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate loans, and a five-year bank loan of US$970 million with a maturity date on September 27, 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on March 9, 2022, both of which are floating rate loans.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2020 were RMB15,286 million, an increase of RMB4,956 million, or 48.0%, from RMB10,330 million as of December 31, 2019. This change was primarily due to the increase in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2020, equity attributable to our equity holders was RMB450,051 million, an increase of RMB46,287 million, or 11.5%, from RMB403,764 million as of December 31, 2019. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2020.

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

Net Premiums Earned

Net premiums earned increased by RMB28,255 million, or 5.3%, to RMB560,278 million in 2019 from RMB532,023 million in 2018.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB8,856 million, or 2.0%, to RMB445,719 million in 2019 from RMB436,863 million in 2018. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Net premiums earned from health insurance business increased by RMB19,296 million, or 24.0%, to RMB99,575 million in 2019 from RMB80,279 million in 2018. This was primarily due to our increased efforts to develop our health insurance business.

Accident Insurance Business

Net premiums earned from accident insurance business increased by RMB103 million, or 0.7%, to RMB14,984 million in 2019 from RMB14,881 million in 2018. This was primarily due to the steady growth of our accident insurance business.

Investment Income

Investment income increased by RMB14,752 million, or 11.8%, from RMB125,167 million in 2018 to RMB139,919 million in 2019.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss decreased by RMB626 million, or 12.1%, to RMB4,527 million in 2019 from RMB5,153 million in 2018. This was primarily due to a decrease in interest income resulting from a decrease in investments in commercial paper at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB3,713 million, or 9.4%, to RMB43,196 million in 2019 from RMB39,483 million in 2018. This was primarily due to an increase in dividends from available-for-sale equity securities investment stocks.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB3,572 million, or 10.3%, to RMB38,229 million in 2019 from RMB34,657 million in 2018. This was primarily due to an increase in interest income resulting from the increase in the allocation in government agency bonds.

Investment Income from Bank Deposits

Investment income from bank deposits increased by RMB3,996 million, or 17.6%, to RMB26,695 million in 2019 from RMB22,699 million in 2018. This was primarily due to an increase in interest income resulting from the increase in the allocation in negotiated deposits.

Investment Income from Loans

Investment income from loans increased by RMB4,217 million, or 18.4%, to RMB27,111 million in 2019 from RMB22,894 million in 2018. This was primarily due to an increase in interest income from trust schemes.

Net Realized Gains on Financial Assets

Net realized gains on financial assets increased by RMB21,422 million to gains of RMB1,831 million in 2019 from losses of RMB19,591 million in 2018. This was primarily due to an increase in spread income of stocks and funds in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss increased by RMB37,529 million to gains of RMB19,251 million in 2019 from losses of RMB18,278 million in 2018. This was primarily due to an increase in spread income and fair value of stocks in securities at fair value through profit or loss.

Other Income

Other income increased by RMB97 million, or 1.2%, to RMB8,195 million in 2019 from RMB8,098 million in 2018. This was primarily due to the business growth of China Life Pension.

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

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB30,248 million, or 6.3%, to RMB509,467 million in 2019 from RMB479,219 million in 2018.

Life insurance death and other benefits payouts decreased by RMB120,859 million, or 48.6%, to RMB127,877 million in 2019 from RMB248,736 million in 2018. This was primarily due to a decrease in maturities payable. Accident and health claims and claim adjustment expenses increased by RMB10,231 million, or 25.2%, to RMB50,783 million in 2019 from RMB40,552 million in 2018. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB140,876 million, or 74.2%, to RMB330,807 million in 2019 from RMB189,931 million in 2018. This was primarily due to an increase in the scale of insurance business.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB14,797 million, or 3.6%, to RMB427,673 million in 2019 from RMB412,876 million in 2018. This was primarily due to an increase in the scale of life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB15,782 million, or 26.4%, to RMB75,471 million in 2019 from RMB59,689 million in 2018. This was primarily due to the growth in our health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business decreased by RMB331 million, or 5.0%, to RMB6,323 million in 2019 from RMB6,654 million in 2018. This was primarily due to a decrease in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits decreased by RMB175 million, or 1.9%, to RMB9,157 million in 2019 from RMB9,332 million in 2018. This was primarily due to a decrease in the settlement interest rate of universal insurance accounts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits increased by RMB2,729 million, or 13.9%, to RMB22,375 million in 2019 from RMB19,646 million in 2018. This was primarily due to an increase in investment yields from participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs increased by RMB18,691 million, or 29.8%, to RMB81,396 million in 2019 from RMB62,705 million in 2018. This was primarily due to an increase in commissions of regular business due to the growth of our business and the optimization of our business structure.

Finance Costs

Finance costs increased by RMB139 million, or 3.4%, to RMB4,255 million in 2019 from RMB4,116 million in 2018. This was primarily due to an increase in interest paid for bonds payable.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB2,789 million, or 7.4%, to RMB40,275 million in 2019 from RMB37,486 million in 2018. This was primarily due to the growth of our business.

Other Expenses

Other expenses increased by RMB1,960 million, or 25.6%, to RMB9,602 million in 2019 from RMB7,642 million in 2018. This was primarily due to the increase in interest from dividends.

Profit	For the year ended December 31,
	2018	2019
	RMB	RMB
	(in millions)
Profit before income tax	13,921	59,795
Life insurance business	1,630	42,418
Health insurance business	4,100	5,875
Accident insurance business	495	489
Other businesses	7,696	11,013
Income tax	1,985	781
Net profit attributable to equity holders of the company	11,395	58,287

Profit before Income Tax

Our profit before income tax increased by RMB45,874 million, or 329.5%, to RMB59,795 million in 2019 from RMB13,921 million in 2018.

Life Insurance Business

Profit before income tax in the life insurance business increased by RMB40,788 million, or 2,502.3%, to RMB42,418 million in 2019 from RMB1,630 million in 2018. This was primarily due to an increase in our gross investment income.

Health Insurance Business

Profit before income tax in the health insurance business increased by RMB1,775 million, or 43.3%, to RMB5,875 million in 2019 from RMB4,100 million in 2018. This was primarily due to an increase in our gross investment income.

Accident Insurance Business

Profit before income tax in the accident insurance business decreased by RMB6 million, or 1.2%, to RMB489 million in 2019 from RMB495 million in 2018. This was primarily due to an increase in underwriting and policy acquisition costs resulting from structure adjustment of certain of our businesses.

Other Businesses

Profit before income tax in other businesses increased by RMB3,317 million, or 43.1%, to RMB11,013 million in 2019 from RMB7,696 million in 2018. This was primarily due to an increase in our gross investment income.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax decreased by RMB1,204 million, or 60.7%, to RMB781 million in 2019 from RMB1,985 million in 2018. This was primarily due to the impact of the new policy on pre-tax deduction of underwriting and policy acquisition costs. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Policy on pre-tax deduction of underwriting and policy acquisition costs”.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB46,892 million, or 411.5%, to RMB58,287 million in 2019 from RMB11,395 million in 2018. This was primarily due to an increase in our gross investment income and the impact of the new policy on pre-tax deduction of underwriting and policy acquisition costs.

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

Investment Assets

Our total investment assets increased by RMB469,140 million, or 15.1%, to RMB3,573,154 million as of December 31, 2019 from RMB3,104,014 million as of December 31, 2018.

Term Deposits

Term deposits decreased by RMB24,081 million, or 4.3%, to RMB535,260 million as of December 31, 2019 from RMB559,341 million as of December 31, 2018. This was primarily due to the maturity of term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB122,034 million, or 15.1%, to RMB928,751 million as of December 31, 2019 from RMB806,717 million as of December 31, 2018. This was primarily due to an increase in the allocation of government agency bonds.

Available-for-Sale Securities

Available-for-sale securities increased by RMB188,424 million, or 21.6%, to RMB1,058,957 million as of December 31, 2019 from RMB870,533 million as of December 31, 2018. This was primarily due to an increase in the allocation of stocks in available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB2,891 million, or 2.1%, to RMB141,608 million as of December 31, 2019 from RMB138,717 million as of December 31, 2018. This was primarily due to an increase in the fair value of stocks in securities at fair value through profit or loss.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell decreased by RMB5,438 million, or 54.9%, to RMB4,467 million as of December 31, 2019 from RMB9,905 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB2,497 million, or 4.9%, to RMB53,306 million as of December 31, 2019 from RMB50,809 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Loans

Loans increased by RMB158,669 million, or 35.2%, to RMB608,920 million as of December 31, 2019 from RMB450,251 million as of December 31, 2018. This was primarily due to an increase in policy loans and certificates of deposit.

Investment Properties

Investment properties increased by RMB2,394 million, or 24.6%, to RMB12,141 million as of December 31, 2019 from RMB9,747 million as of December 31, 2018. This was primarily due to new investments in investment properties.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB21,322 million, or 10.6%, to RMB222,983 million as of December 31, 2019 from RMB201,661 million as of December 31, 2018. This was primarily due to new investments in associates and joint ventures.

Major Liabilities	As of December 31,
	2018	2019
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,216,031	2,552,736
Investment contracts	255,434	267,804
Securities sold under agreements to repurchase	192,141	118,088
Policyholder dividends payable	85,071	112,593
Annuity and other insurance balances payable	49,465	51,019
Interest-bearing loans and borrowings	20,150	20,045
Deferred tax liabilities	—	10,330
Other liabilities	112,821	184,777

Total	2,931,113	3,317,392

Liabilities

Our total liabilities increased by RMB386,279 million, or 13.2%, to RMB3,317,392 million as of December 31, 2019 from RMB2,931,113 million as of December 31, 2018.

Insurance Contracts

Liabilities of insurance contracts increased by RMB336,705 million, or 15.2%, to RMB2,552,736 million as of December 31, 2019 from RMB2,216,031 million as of December 31, 2018 . This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, our insurance contracts reserves passed liability adequacy testing.

Investment Contracts

The account balance of investment contracts increased by RMB12,370 million, or 4.8%, to RMB267,804 million as of December 31, 2019 from RMB255,434 million as of December 31, 2018. This was primarily due to an increase in the scale of universal insurance accounts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB74,053 million, or 38.5%, to RMB118,088 million as of December 31, 2019 from RMB192,141 million as of December 31, 2018. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB27,522 million, or 32.4%, to RMB112,593 million as of December 31, 2019 from RMB85,071 million as of December 31, 2018. This was primarily due to an increase in investment yields from participating accounts.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB1,554 million, or 3.1%, to RMB51,019 million as of December 31, 2019 from RMB49,465 million as of December 31, 2018. This was primarily due to an increase in maturities and annuities payable.

Interest-bearing Loans and Borrowings

Our borrowings in foreign currency decreased in 2019. Interest-bearing loans and other borrowings include a three-year bank loan of EUR67 million with a maturity date on January 18, 2021, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, and a six-month bank loan of EUR127 million with a maturity date on January 11, 2020 which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate loans, and a five-year bank loan of US$970 million with a maturity date on September 27, 2024, a three-year loan of EUR400 million with a maturity date on December 6, 2020, and a one-year bank loan of US$18 million with a maturity date on November 6, 2020, all of which are floating rate loans.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2019 were RMB10,330 million, and there were no deferred tax liabilities as of December 31, 2018. This change was primarily due to the increase in the fair value of available-for-sale securities.

Equity Attributable to Equity Holders of the Company

As of December 31, 2019, equity attributable to our equity holders was RMB403,764 million, an increase of RMB85,393 million, or 26.8%, from RMB318,371 million as of December 31, 2018. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2019.

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

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2020, the amount of cash and cash equivalents was RMB56,629 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2020, the amount of term deposits was RMB545,667 million.

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

Net cash flow from operating activities amounted to a net inflow of RMB304,024 million (US$46,594 million) in 2020. Net cash flow from operating activities amounted to a net inflow of RMB286,032 million in 2019. The change was primarily due to an increase in premiums due to the steady growth of our business.

Net cash flow from investing activities amounted to a net outflow of RMB292,797 million (US$44,873 million) in 2020. Net cash flow from investing activities amounted to a net outflow of RMB247,515 million in 2019. This change was primarily due to the needs for investment management.

Net cash flow from financing activities amounted to net outflow of RMB7,760 million (US$1,189 million) in 2020. Net cash flow from financing activities amounted to net outflow of RMB36,075 million in 2019. This change was primarily due to the needs for liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million which are held in Hong Kong dollars or U.S dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to RMB2,282 million, in China Guangfa Bank in December 2006. We used a total of approximately HK$12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2020, we had engaged 9 third party overseas investment managers to manage US$1,096 million for investment in overseas public markets.

Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. As at the end of 2020, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$1,274 million. As at the end of 2020, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities. We redeemed all of these issued securities on July 3, 2020.

In March 2019, we issued bonds in the principal amount of RMB35 billion in the national inter-bank bond market. The bonds have a 10-year maturity and a fixed coupon rate of 4.28% per annum. We have a conditional right to redeem the bonds on the fifth anniversary of issuance. The proceeds from the issuance of the bonds will be used to replenish our capital so as to enhance our solvency according to applicable laws and approvals from regulatory authorities.

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2020, 2019 and 2018 are as follows:

	As at December 31, 2018	As at December 31, 2019	As at December 31, 2020

Ratio of assets and liabilities	90.07%	89.02%	89.25%

Insurance Solvency Requirements

We are required to maintain our solvency at a level in excess of minimum solvency levels under C-ROSS solvency regulations, which have been effective from January 1, 2016. Under C-ROSS, the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2018, 2019 and 2020:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
	(RMB in millions, except percentage data)
Core capital	1,031,947	952,030	761,353
Actual capital	1,066,939	987,067	761,367
Minimum capital	396,749	356,953	303,872
Core solvency ratio	260.10%	266.71%	250.55%
Comprehensive solvency ratio	268.92%	276.53%	250.56%

The decrease in our solvency ratio in 2020 was primarily due to the continuous increase of the size of our insurance business and investment assets, the distribution of dividends, the decrease of the valuation rate of the solvency reserve and the redemption of other equity instruments.

In 2018, the CBIRC conducted a review under the Solvency Aligned Risk Management Requirements and Assessment framework, or SARMRA, on the solvency aligned risk management of some insurers, including ourselves, and we received one of the highest scores among life insurers that were reviewed. The SARMRA score links the risk management capacity of insurers with capital requirements. In 2019 and 2020, the CBIRC did not conduct such a review on us, and pursuant to applicable regulatory requirements, we continued to determine our capital requirements based on the score we received in the 2018 review.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2020.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total
As of December 31, 2020	(RMB in millions)
Securities sold under agreements to repurchase	122,249	—	—	—	122,249
Bonds payable	328	2,996	36,498	—	39,822
Annuity and other insurance balances payable	55,031	—	—	—	55,031
Insurance contracts	(190,123)	(151,280)	93,971	5,618,867	5,371,435
Investment contracts	29,149	13,861	(68,882)	798,317	772,445
Interest bearing loans and borrowings	2,044	4,384	14,680	—	21,108
Lease liabilities	1,273	1,250	331	41	2,895
Capital commitments	9,927	1,364	1,823	68,903	82,017

Total	29,878	(127,425)	78,421	6,486,128	6,467,002

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2020. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.

The expected net cash outflows for our insurance contracts are negative in the period not later than 1 year and later than 1 year but not later than 3 years in the above table. This is primarily because we have increased our sales of products with regular premiums, which has resulted in an increase in the proportion of insurance contracts that are in premium payment period. As premiums for products with regular premiums are paid by installments during the premium payment period, insurance future cash inflows occur at an earlier stage of the policy term, while benefits payments and other insurance future cash outflows occur gradually throughout the entire policy period. The expected net cash outflows for our investment contracts are negative in the period later than 3 years but not later than 5 years in the above table. This is primarily because under the terms of some of our insurance contracts, survival benefits payments under these contracts will be transferred to respective investment contracts during the next three to five years, and accordingly, there is expected to be a large amount of cash inflows for some of our investment contracts during the next three to five years. Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2020, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2020. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2020.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our net profit. Changes in these assumptions may have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB38,543 million in profit before income tax in 2020, a decrease of RMB2,402 million in profit before income tax in 2019 and an increase of RMB3,074 million in profit before income tax in 2018. The sensitivity analysis of these assumptions is as follows:

•

holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB34,590 million lower or RMB35,955 million higher, respectively.

•

holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB707 million lower or RMB646 million higher, respectively.

•

holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB114,536 million higher or RMB131,732 million lower, respectively.

See also Note 4.1.3 and Note 15 to our consolidated financial statements included elsewhere in this annual report.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, there were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “—Liquidity and Capital Resources—Contractual Obligations and Commitments”.

G. SAFE HARBOR

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Financial Street, Xicheng District, Beijing 100033, China.

Namea	Date of Birth	Position

Wang Bin	November 1958	Chairman of the board of directors and executive director
Su Hengxuan	February 1963	Executive director and president
Li Mingguang	July 1969	Executive director, vice president, chief actuary and board secretary
Yuan Changqing	September 1961	Non-executive director
Wang Junhui	July 1971	Non-executive director
Chang Tso Tung Stephen	November 1948	Independent director
Robinson Drake Pike	October 1951	Independent director
Tang Xin	September 1971	Independent director
Leung Oi-Sie Elsie	April 1939	Independent director
Huang Xiumei	June 1967	Vice president and chief financial officer
Ruan Qi	July 1966	Vice president
Zhan Zhong	April 1968	Vice president
Yang Hong	February 1967	Vice president
Zhao Guodong	November 1967	Assistant president
Xu Chongmiao	October 1969	Compliance officer
Yang Chuanyong	March 1963	Audit officer

Directors

Wang Bin has been the chairman of the board of directors of our company since December 2018. He is the chairman of the board of directors and the secretary to the party committee of CLIC and a director and the chairman of the board of directors of China Guangfa Bank Co., Ltd. Mr. Wang has successively been employed by government authorities and financial institutions with nearly 30 years of experience in financial management. He has worked at the People’s Bank of China, participating in the preparation and establishment of Agricultural Development Bank of China as an important member. Mr. Wang served as the general manager of Jiangxi Branch of Agricultural Development Bank of China, and the president of Tianjin Branch and Beijing Branch of the Bank of Communications Co., Ltd. (the “Bank of Communications”). He also served as the vice president of the Bank of Communications from 2005 to 2012 and concurrently served as an executive director of the Bank of Communications from 2010 to 2012. From March 2012 to August 2018, he served as the chairman of the board of directors and the secretary to the Party Committee of China Taiping Insurance Group Ltd. Mr. Wang holds a doctoral degree in economics. He is a researcher, a delegate to the 19th National Congress of the Communist Party of China and a member of the 12th and 13th National Committee of the Chinese People’s Political Consultative Conferences.

Su Hengxuan has been an executive director of our company since December 2018 and has been our president since April 2019. He has served as the vice president of CLIC since December 2017 and a director of China Guangfa Bank Co., Ltd. since September 2020. He was the president of China Life Pension from March 2015 to February 2018. Mr. Su served various positions in our company from 2000 to 2015, including the deputy general manager of our Henan Branch, the general manager of the individual insurance department of our company, the general manager of the individual insurance sales department of our company and as an assistant to the president and the vice president of our company. Mr. Su graduated from Wuhan University and the University of Science and Technology of China and obtained a doctoral degree in management science and engineering from the University of Science and Technology of China in 2011. Mr. Su, a senior economist, has over 35 years of experience in the operation and management of life insurance businesses.

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

Wang Junhui has been a non-executive director of our company since August 2019. He has been the chief investment officer of CLIC and president of China Life Asset Management Company Limited since August 2016, and the chairman of China Life AMP Asset Management Co., Ltd. since December 2016. From 2004 to 2016, he served as an assistant to the president and the vice president of China Life Asset Management Company Limited, and the president of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the director of the investment department and an assistant to the general manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

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

Tang Xin has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the deputy head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, a member of the legal professional advisory committee of the Shenzhen Stock Exchange, the chairman of the independent director committee of the China Association for Public Companies, and an independent director of each of Harvest Fund Management Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2008 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.

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

Jia Yuzeng has been the chairperson of our board of supervisors since July 2018. He has been an executive director of the Insurance Society of China since July 2020 and a director of China Insurance Security Fund Co., Ltd. since December 2020. During the period from 2006 to March 2018, he served as a supervisor, the general manager of the human resources department, an assistant to the president, the vice president, the board secretary, an executive director and the compliance officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the general manager of the work department of the Trade Union, the executive deputy director of the Trade Union and a supervisor of the company. During the period from 1988 to 2004, he successively served as the division head of the General Office and a secretary (at the deputy director level) of the PRC Ministry of Supervision, the deputy director (responsible for daily operation) of the minister office of the general supervision office under the supervision department of the Central Commission for Discipline Inspection, and an inspector (at the director level), supervisor, inspector (at the deputy bureau chief level) and special supervisor of the general office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.

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

Wang Xiaoqing has been a supervisor of our company since December 2019. She has successively been serving as the deputy general manager and the general manager of the risk management department of our company since April 2018. From May 2016 to April 2018, she served as the secretary to the discipline inspection committee of our Tibet branch. From 2010 to 2016, she successively served as an assistant to the general manager and the deputy general manager of the county insurance management department, and the deputy general manager of the audit department of our company. From 2003 to 2010, she successively served as the deputy division chief of the training division, the deputy division chief of the business inspection division, the division chief of the agent management division, the senior manager of the comprehensive development division of the individual insurance sales department of our company, and the deputy general manager of No.5 Sales Office in our Beijing branch. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.

Senior Management

Su Hengxuan, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang see “—Directors and Senior Management—Directors” for his profile.

Huang Xiumei has been a vice president and the chief financial officer of our company since May 2020. Ms. Huang has been a director of Sino-Ocean Group Holding Limited since March 2021, a director of China Life Franklin Asset Management Company Limited since February 2021, and a director of China Life Pension Company Limited since July 2018. From 2016 to 2020, she served as the vice president, the board secretary and person in charge of finance of China Life Pension Company Limited. From 2014 to 2016, she served as the financial controller and the general manager of the financial management department of our company. From 2005 to 2014, Ms. Huang Xiumei held various positions at our Fujian branch, including the assistant to the general manager, the deputy general manager, the branch head, the deputy general manager (responsible for daily operations) and the general manager. From 1999 to 2005, she served as the deputy division chief of the planning and finance division, the manager of the planning and finance department and the manager of the finance department of our Fujian branch, and during the period from 2004 to 2005, she also served as the deputy general manager of our Fuzhou branch. Ms. Huang Xiumei graduated from Fuzhou University, majoring in accounting with a bachelor’s degree. She is a senior accountant.

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

Xu Chongmiao has been the compliance officer of our company since July 2018. He has been the general manager of the legal and compliance department and the legal officer of our company since September 2014. From 2006 to 2014, he successively served as the deputy general manager of the legal affairs department, the deputy general manager of the legal and compliance department and the legal officer at the general manager level of our company. From 2000 to 2006, he successively served as the deputy division chief of the regulations division of the development and research department and a senior regulations researcher of the legal affairs department of our company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctorate degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

Yang Chuanyong has been the audit officer of our company since December 2020. He served as the general manager of the audit department of our company from June 2019 to February 2021. He served as the general manager of our branch of Guangxi Zhuang Autonomous Region from 2017 to 2019. From 2012 to 2017, he successively served as the general manager of the legal and compliance department and the director of the office of our company. From 2004 to 2012, he successively served as an assistant to the director of the office, the deputy director of the office, the general manager of the strategic planning department, and the deputy general manager of our Beijing branch. Mr. Yang graduated from the Tsinghua University with an EMBA degree in January 2010, majoring in business administration for executives.

None of our directors, supervisors or members of our senior management was selected as a result of any arrangement or understanding with any major shareholders, customers or suppliers. None of the above directors, supervisors or senior management of our company has any family relationship with any directors, supervisors, senior management and substantial shareholders of our company.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2020. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2020 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2020. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Wang Bin	0	—	0	—	0
Su Hengxuan	0	—	0	—	0
Li Mingguang	125.30	—	22.60	—	147.90
Zhao Peng(2)	0	—	0	—	0
Yuan Changqing	0	—	0	—	0
Liu Huimin(3)	0	—	0	—	0
Yin Zhaojun(4)	0	—	0	—	0
Wang Junhui	0	—	0	—	0
Chang Tso Tung Stephen	32	—	0	—	32
Robinson Drake Pike	32	—	0	—	32
Tang Xin	32	—	0	—	32
Leung Oi-Sie Elsie	30	—	0	—	30
Jia Yuzeng	143.20	—	22.55	—	165.75
Luo Zhaohui(5)	0	—	0	—	0
Han Bing	50.55	—	33.70	—	84.25
Cao Qingyang	59.36	—	33.55	—	92.91
Wang Xiaoqing	51.84	—	32.25	—	84.09
Song Ping(6)	4.21	—	2.87	—	7.08
Total	560.46	—	147.52	—	707.98

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as executive director in February 2020 and resigned as executive director in April 2020.
(3)	Resigned as non-executive director on February 7, 2021.
(4)	Resigned as non-executive director on January 15, 2021.
(5)	Resigned as supervisor on July 22, 2020.
(6)	Resigned as employee representative supervisor on January 3, 2020.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors, our chief financial officer, our assistant president, our compliance officer and our audit officer for the year ended December 31, 2020. The total compensation package for our executive officers for the year ended December 31, 2020 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2020. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other(1) Benefits	Compensation for loss of office as director	Total
	RMB in ten thousands
Huang Xiumei(2)	95.47	—	15.17	—	110.64
Ruan Qi	125.30	—	22.22	—	147.52
Zhan Zhong	143.20	—	22.53	—	165.73
Yang Hong	125.30	—	22.56	—	147.86
Zhao Guodong	65.00	—	22.44	—	87.44
Xu Chongmiao	52.75	—	34.24	—	86.99
Yang Chuanyong(3)	4.84	—	3.10	—	7.94
Zhao Peng(4)	0	—	0	—	0

Total	611.86	—	142.26	—	754.12

Note:

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as vice president and chief financial officer in May 2020.
(3)	Appointed as audit officer in December 2020.
(4)	Resigned as vice president in May 2020.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director who is also our executive officer, one supervisor and three members of senior management, during the year ended December 31, 2020, was approximately RMB7.75 million (US$1.19 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2020, was approximately RMB1.66 million.

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2020. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 31 to our consolidated financial statements included elsewhere in this annual report.

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

The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors consists of four members. At least one-third of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election. The current term for our board of supervisors began in June 2018.

Board Committees

We have established the following standing committees: an audit committee, a nomination and remuneration committee, a risk management and consumer rights protection committee, a strategy and assets and liabilities management committee, and a connected transactions control committee.

The primary duties of the audit committee are to review and supervise the financial reporting, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Robinson Drake Pike, Chang Tso Tung Stephen and Tang Xin. Mr. Robinson Drake Pike serves as the chairman.

The primary duties of the nomination and remuneration committee are to review the structure of our board of directors, its number of members and composition, to formulate plans for the appointment, succession and appraisal criteria of our directors and senior management, and to formulate training and remuneration policies for our senior management. Our nomination and remuneration committee is currently comprised of Tang Xin, Robinson Drake Pike and Yuan Changqing. Mr. Tang Xin serves as the chairman.

The primary duties of the risk management and consumer rights protection committee are to formulate our risk control benchmark system, to establish and improve our risk management and internal control system as well as the system for the management of consumer rights protection, to review our risk preference and tolerance policy and work reports from our senior management and department in charge of consumer rights protection, to formulate our risk management policy and major policy on consumer rights protection, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises, and to supervise and direct our senior management and relevant departments to resolve any issues identified during the rectification process in a timely manner. Our risk management and consumer rights protection committee is currently comprised of Leung Oi-Sie Elsie, Li Mingguang, and Wang Junhui. Ms. Leung-Oi-Sie Elsie serves as the chairman.

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

The primary duties of the connected transactions control committee are to determine our connected persons, to administer, examine and approve connected transactions, to conduct risk control of connected transactions, with a particular focus on compliance and the fairness and necessity of connected transactions, so as to provide an important basis for the decision-making by the board of directors in respect of the management of connected transactions. Our connected transactions control committee is currently comprised of four independent directors including Tang Xin, Robinson Drake Pike, Chang Tso Tung Stephen and Leung Oi-Sie Elsie. Mr. Tang Xin serves as the chairman.

D. EMPLOYEES

As of December 31, 2018, 2019 and 2020, we had approximately 102,817, 103,826 and 104,160 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2018, 2019 and 2020.

	As of December 31
	2018		2019		2020
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	23,166	22.53%	18,495	17.81%	19,061	18.30%
Financial and auditing staff	5,140	5.00%	4,911	4.73%	5,412	5.20%
Sales and sales management staff	40,194	39.09%	46,678	44.96%	47,301	45.41%
Insurance verification, claims processing and customer service staff	26,695	25.96%	25,622	24.68%	24,430	23.45%
Other professional and technical staff(1)	4,274	4.16%	4,749	4.57%	4,212	4.05%
Other	3,348	3.26%	3,371	3.25%	3,744	3.59%

Total(2)	102,817	100.00%	103,826	100%	104,160	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2018, 2019 and 2020, we had approximately 1,439,000, 1,613,000 and 1,378,000 exclusive agents, respectively. Although the number of our exclusive agents decreased in 2020, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior management is a legal or beneficial owner of any shares of our share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 9, 2021 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc.(1)	516,306,981 (Long position) 403,000 (Short position)	6.94 0.01	% %	1.83 0.00	% %

Note (1):

BlackRock, Inc. was interested in a total of 516,306,981 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management (Schweiz) AG and BlackRock Mexico Operadora were interested in 4,595,645 H shares, 9,383,000 H shares, 125,661,588 H shares, 174,993,000 H shares, 873,000 H shares, 47,928,096 H shares, 1,109,000 H shares, 3,975,000 H shares, 23,100,787 H shares, 966,000 H shares, 2,164,000 H shares, 1,440,000 H shares, 51,806,211 H shares, 3,407,000 H shares, 32,814,923 H shares, 494,000 H shares, 20,600,488 H shares, 8,948,828 H shares, 1,530,000 H shares, 77,660 H shares and 438,755 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 516,306,981 H shares, 3,152,000 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 403,000 H shares (0.01%). These 403,000 H shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2020 and April 9, 2021, there were, respectively, 24,736,779 ADRs representing 123,683,895 H shares, with 51 registered holders, and 25,277,934 ADRs representing 126,389,670 H shares, with 51 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

B. RELATED PARTY TRANSACTIONS

As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in IHC, and a 100% equity interest in China Life E-commerce Company Limited, or China Life E-commerce. CLIC, AMC, CLPCIC, IHC and China Life E-commerce are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns a direct 48% equity interest and an indirect 52% equity interest in China Life Wealth Management Company Limited, or China Life Wealth, and approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. China Life Wealth and AMP are therefore also considered as our connected persons under the HKSE Listing Rules. Each of AMC, China Life Wealth and AMP is also a subsidiary of the Company. Chongqing International Trust Inc., or Chongqing Trust, is an associate of CLIC and CLPCIC by virtue of its acting as the trustee of a trust scheme of which CLPCIC is a beneficiary, and is therefore also a connected person of the Company under the HKSE Listing Rules. China Life Capital Investment Company Limited, or China Life Capital, an indirect wholly owned subsidiary of CLIC, is an associate of CLIC and also a connected person of the Company under the HKSE Listing Rules.

During the reporting period, we entered into the following new related party transactions with these companies:

•	On July 1, 2020, we and CLIC each entered into a new asset management agreement with AMC;

•	On December 31, 2020, we and CLIC entered into a new policy management agreement;

•	On December 31, 2020, we and IHC entered into a new property leasing agreement; and

•	On February 20, 2021, we and CLPCIC entered into a new insurance sales framework agreement.

We also continued to carry out certain other continuing related party transactions with CLIC, AMC, IHC, China Life Pension, CLPCIC, China Life Capital, China Life Wealth, AMP and Chongqing Trust in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we own a 43.686% equity interest in CGB and are the largest shareholder of CGB. Our chairman and executive director, Wang Bin, serves as the chairman of CGB. CGB is therefore considered as our related party under applicable PRC laws and regulations. In 2020, we entered into five new negotiated deposit agreements with CGB. We also continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

As at the date of this annual report, we directly own a 70.74% equity interest in China Life Pension. China Life Pension is not considered as our related party under the HKSE Listing Rules or applicable PRC laws and regulations. As our subsidiary, China Life Pension also continued to carry out continuing related party transactions with CLIC, AMC and China Life Wealth in the reporting period. These transactions are regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.

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

On December 26, 2017, we and CLIC entered into a policy management agreement for a term of three years. Pursuant to this policy management agreement, we accepted CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The service fees paid by CLIC to us under the policy management agreement for the year ended on December 31, 2020 were RMB563.70 million (US$86.39 million). This agreement expired on December 31, 2020.

On December 31, 2020, we and CLIC entered into a new policy management agreement for a term of one year ending on December 31, 2021. During its term, this new agreement may be terminated by either party by giving to the other party not less than 90 days’ prior written notice. Pursuant to this new policy management agreement, we will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The annual cap in respect of the service fees to be paid by CLIC to us under the new policy management agreement for the year ending on December 31, 2021 is RMB599 million.

Continuing Related Party Transactions with AMC

Asset Management Agreement between AMC and Us

On December 28, 2018, we entered into an asset management agreement with AMC for a term of three years effective from January 1, 2019 and expiring on December 31, 2021. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by us, and we agreed to pay service fees to AMC.

On July 1, 2020, we and AMC entered into a new asset management agreement to replace the original agreement. The new asset management agreement became effective upon signing by the parties on July 1, 2020, and will expire on December 31, 2022. The original agreement was automatically terminated from the effective date of the new agreement. Pursuant to the new asset management agreement, AMC will invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We retain the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the agreement. We have the right to establish, amend and change the investment guidelines and also have the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the new agreement, we agreed to pay service fees to AMC, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis and is calculated according to the net asset value of the assets under management and a fixed service fee rate within a range between 0.02% and 0.3%. The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by us with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by us based on the results of our annual appraisal of AMC. The service fees under the new agreement were determined by us and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to us in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. Under the original agreement, the annual cap in respect of the service fees to be paid by us to AMC for each of the three years ending on December 31, 2021 is RMB2,000 million. Based on the estimate on our investment scale and service fee rates for the years to come, under the new agreement, we and AMC revised the annual caps in respect of the service fees to be paid by us to AMC for the two years ending on December 31, 2021 to RMB3,000 million and RMB4,000 million, respectively, and set the annual cap in respect of the service fees to be paid by us to AMC for the year ending on December 31, 2022 to RMB5,000 million.

The service fees paid by us to AMC under the asset management agreement for the year ended December 31, 2020 were RMB2,089.15 million (US$320.18 million).

Asset Management Agreement between AMC and CLIC

On December 29, 2018, AMC and CLIC entered into an asset management agreement for a term expiring on December 31, 2021. Under the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, and CLIC agreed to pay service fees to AMC.

On July 1, 2020, AMC and CLIC entered into a new asset management agreement to replace the original agreement. The new asset management agreement became effective upon signing by the parties on July 1, 2020, and will expire on December 31, 2022. The original agreement was automatically terminated from the effective date of the new agreement. Pursuant to the new asset management agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the new asset management agreement. CLIC has the right to establish, amend and change the investment guidelines and also has the right to monitor the investment management activities of AMC.

In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the new agreement, CLIC agreed to pay AMC service fees, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis. The fixed service fee rate applicable to each type of investment products is set forth in the new agreement and is within a range between 0.02% and 0.3%. In general, the average fixed service fee rate is expected to be no higher than 0.08%. At the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the fixed service fee for asset management by reference to the actual and targeted investment returns. The adjustment amount will not be higher than 10% of the fixed service fee. The service fees under the new asset management agreement were determined by AMC and CLIC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. Under the original agreement, the annual cap in respect of the service fees to be paid by CLIC to AMC for each of the three years ending on December 31, 2021 is RMB320 million, RMB310 million and RMB300 million, respectively. Based on the size and composition of assets entrusted by CLIC to AMC for management as at December 31, 2019, the service fee rate of each type of investment products under the new agreement, and the expected development of CLIC’s investment business in the years to come, under the new agreement, CLIC and AMC revised the annual caps in respect of the service fees to be paid by CLIC to AMC for each of the two years ending on December 31, 2021 to RMB500 million, and set the annual cap in respect of the service fees to be paid by CLIC to AMC for the year ending on December 31, 2022 to RMB500 million.

The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2020 were RMB125.36 million (US$19.21 million).

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

On December 29, 2017, we entered into a property leasing agreement with IHC. This agreement expired on December 31, 2020. The rent paid by us to IHC under the property leasing agreement for the year ended December 31, 2020 was approximately RMB70.56 million (US$10.81 million).

On December 31, 2020, we entered into a new property leasing agreement with IHC for a term of one year ending on December 31, 2021. Under the new property leasing agreement, IHC agreed to lease to us 1,134 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%.

Asset Management Agreement with IHC

On December 31, 2018, we entered into an asset management agreement with IHC, which took effect from January 1, 2019 with a term of two years. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. No party served such notice for non-renewal and the agreement has been automatically extended for one year to December 31, 2021. Pursuant to the asset management agreement, IHC will invest, operate and manage the assets entrusted to it by us for investment in real property, equity interests of companies, related financial products and quasi-securitization financial products on a discretionary basis, subject to the investment guidelines and instructions given by us.

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

The basic service fee is paid on a quarterly basis, calculated separately for the projects invested prior to the execution of the agreement and those newly invested during the term of the agreement. With respect to the projects invested prior to the execution of the agreement, the basic service fee is calculated by multiplying the total amount of assets invested by the applicable management fee rate (which is set forth in the relevant entrusted investment and management agreements for alternative investments with insurance funds then in force when such projects were entrusted). With respect to the projects newly invested during the term of the agreement, the basic service fee is calculated by multiplying the total annual amount of assets newly invested by the applicable management fee rate stipulated in the agreement and our investment guidelines. The floating management fee and the performance-based fee are calculated and confirmed by both parties annually, and then paid by us to IHC upon confirmation. The real estate operation management service fee is paid on a quarterly basis, calculated separately for the well-developed real estate projects and the new real estate projects. With respect to the well-developed real estate projects, the real estate operation management service fee is calculated by multiplying the earnings before interest, taxes, depreciation of fixed assets and amortization of intangible assets, long-term deferred assets and prepaid interest (“EBITDA”) derived from the relevant real estate project in a given year, by the fee rate of 3%. With respect to the new real estate projects, the real estate operation management service fee is calculated as follows: (i) the real estate operation management service fee for the first three years will be calculated by multiplying the estimated EBITDA derived from the relevant real estate project in the fourth year by the fee rate of 3%; and (ii) commencing from the fourth year, the real estate operation management service fee will be calculated in the same manner as the well-developed real estate projects as mentioned above. In addition, the assets entrusted by us to IHC will also be partially used for the subscription of the related financial products established and issued by IHC or of which IHC has participated in the establishment and issuance, and such related financial products will be limited to infrastructure investment plans and asset-backed plans. For each of the three years ending December 31, 2021, the annual cap on the amount of the basic service fee, floating management fee, performance-based fee and the real estate operation management service fee payable by us to IHC is RMB1,391 million, RMB1,982 million and RMB2,266 million, respectively. For each of the three years ending December 31, 2021, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB200,000 million, RMB200,000 million and RMB200,000 million, respectively. For the year ending December 31, 2020, the contractual amount of assets newly entrusted by us to IHC for investment and management was RMB58,385.07 million (US$8,947.90 million) and the fees paid by us to IHC were RMB650.74 million (US$99.73 million).

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

Continuing Related Party Transactions with CLPCIC

On January 31, 2018, we entered into an insurance sales framework agreement with CLPCIC. This agreement expired on March 7, 2021.

On February 20, 2021, we entered into a new insurance sales framework agreement with CLPCIC for a term of two years from March 8, 2021 to March 7, 2023. Unless a party serves the other party a written notice for non-renewal within 30 days before the expiration of the agreement, the agreement will automatically be extended for one year to March 7, 2024. Under the new insurance sales framework agreement, CLPCIC continued to entrust us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis. The agency service fee will be calculated by the parties at a certain percentage of the insurance premiums actually earned from the insurance agency business. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the new insurance sales framework agreement for the three years ending December 31, 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

The service fees paid to us for the year ended December 31, 2020 were RMB2,211.17 million (US$338.88 million).

Continuing Related Party Transactions with China Life Capital

On December 31, 2019, we and China Life Capital entered into a cooperation framework agreement with a term ending on December 31, 2022. Under this agreement, we subscribed as limited partner for the fund products in which insurance funds are permitted for investment (“Fund Products”) and of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. We will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the framework agreement. Upon execution of the specific agreements, we will make our capital contribution as required by the payment notice of the general partner. The capital contribution to be made by us will be funded by our internal resources. As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management and consulting services to the Fund Products. The investment scope of the Fund Products includes real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructure assets, corporate shareholdings in relation to the operation of such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts and quasi-real estate investment trusts). For the three years ending December 31, 2022, the annual caps for the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are RMB200 million, RMB200 million and RMB200 million respectively.

For the year ended December 31, 2020, the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner were RMB0 million and the management fee charged by China Life Capital as the general partner or the manager of the Fund Products were RMB93.16 million (US$14.28 million).

Framework Agreements with China Life Wealth

Framework Agreement between China Life Wealth and Us

On December 28, 2017, we and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, we will enter into certain daily transactions with China Life Wealth, including asset management services and sales agency services for asset management products. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by us for asset management services are RMB240 million, RMB240 million and RMB240 million, respectively; the annual caps on the fees payable by China Life Wealth in connection with sales agency services (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) are RMB100 million, RMB100 million and RMB100 million, respectively, and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, the fee payable by us for asset management services was RMB3.60 million (US$0.55 million), the fees in connection with the sales agency services payable by China Life Wealth (including the sales commission fee, client maintenance fee, handling fee and intermediary fee) were RMB0 million, and the fees for other daily transactions were RMB7.19 million (US$1.10 million).

Framework Agreement between China Life Wealth and CLIC

On December 27, 2017, CLIC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, CLIC and China Life Wealth will conduct certain daily transactions, including asset management services and advisory services. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2020, the annual caps on the management fee payable by CLIC for asset management services are RMB50 million, RMB120 million and RMB180 million, respectively, and the annual caps on the advisory fee payable by CLIC for the advisory services are RMB50 million, RMB80 million and RMB120 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, the management fee payable by CLIC for asset management services was RMB1.35 million (US$0.21 million) and the advisory fee payable by CLIC was RMB1.63 million (US$0.25 million).

Framework Agreement between China Life Wealth and CLPCIC

On December 29, 2017, CLPCIC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, CLPCIC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by CLPCIC for asset management services are RMB50 million, RMB150 million and RMB240 million, respectively; the annual caps on the advisory fee payable by CLPCIC for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps on the fees for other daily transactions are RMB150 million, RMB400 million and RMB700 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, the management fee payable by CLPCIC for asset management services was RMB2.36 million (US$0.36 million), the advisory fee payable by CLPCIC for advisory services was RMB2.74 million (US$0.42 million), and the fees for other daily transactions were RMB 0.01 million (US$1,533).

Framework Agreement between China Life Wealth and IHC

On December 20, 2017, IHC and China Life Wealth entered into a framework agreement in relation to daily connected transactions, which has a term of three years ending on December 31, 2020. Under the agreement, IHC and China Life Wealth will conduct certain daily transactions, including asset management services, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for asset management services are RMB40 million, RMB80 million and RMB120 million, respectively; the annual caps on the advisory fee for the advisory services are RMB40 million, RMB80 million and RMB120 million, respectively; and the annual caps on the fees for other daily transactions are RMB20 million, RMB80 million and RMB160 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, there was no payment made under the agreement.

Framework Agreement between China Life Wealth and China Life E-commerce

On December 29, 2017, China Life E-commerce and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions permitted by laws and regulations. The agreement has a term from January 1, 2018 to December 31, 2020. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee for asset management services are RMB5 million, RMB10 million and RMB15 million, respectively; the annual caps on the advisory fee for the advisory services payable by China Life E-commerce for the advisory services are RMB5 million, RMB10 million and RMB15 million, respectively; and the annual caps on the fees for other daily transactions are RMB200 million, RMB300 million and RMB400 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, there was no payment made under the agreement.

Framework Agreement between China Life Wealth and China Life Pension

On March 26, 2018, China Life Pension and China Life Wealth entered into a framework agreement in relation to asset management services, advisory services and other daily transactions permitted by laws and regulations. The agreement has a term from January 1, 2018 to December 31, 2020. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2020, the annual caps on the management fee payable by China Life Pension for asset management services are RMB100 million, RMB150 million and RMB200 million, respectively; the annual caps on the advisory fee payable by China Life Pension for the advisory services are RMB40 million, RMB80 million and RMB90 million, respectively; and the annual caps on the fees for other daily transactions are RMB90 million, RMB180 million and RMB270 million, respectively. This agreement expired on December 31, 2020.

For the year ended December 31, 2020, the fee payable by China Life Pension for asset management services was RMB0 million, the advisory fee for the advisory services payable by China Life Pension was RMB0.01 million (US$1,533), and the fees for other daily transactions were RMB0 million.

Framework Agreements with AMP

Framework Agreement between AMP and Us

On December 31, 2019, we and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, we will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB72,600 million, RMB72,600 million and RMB72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB72,600 million, RMB72,600 million and RMB72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps on the management fee (including performance-based fee) payable by us for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively.

For the year ended December 31, 2020, the subscription price and corresponding subscription fee for the subscription of fund products was RMB2,939.00 million (US$450.42 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,430.25 million (US$525.71 million), the sales commission fee and client maintenance fee paid by AMP was RMB2.50 million (US$0.38 million), the management fee (including performance-based fee) paid by us for the asset management for specific clients was RMB37.51 million (US$5.75 million) and the fees for other daily transactions were RMB9.28 million (US$1.42 million).

Framework Agreement between AMP and CLIC

On September 6, 2019, CLIC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, CLIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps on the management fee payable by CLIC for the private asset management (including a performance-based fee) are RMB100 million, RMB100 million and RMB100 million, respectively.

For the year ended December 31, 2020, the subscription price and corresponding subscription fee for the subscription of fund products was RMB700.00 million (US$107.28 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB1,470.58 million (US$225.38 million) and the management fee paid by CLIC for the private asset management (including a performance-based fee) were RMB23.79 million (US$3.65 million).

Framework Agreement between AMP and CLPCIC

On December 3, 2019, CLPCIC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, CLPCIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending December 31, 2022, the annual caps on the subscription price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps for the redemption fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps on the management fee (including a performance-based fee) payable by CLPCIC for the asset management for specific clients are RMB100 million, RMB100 million and RMB100 million, respectively; and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively.

For the year ended December 31, 2020, the subscription price for fund products was RMB0 million, the redemption price for fund products was RMB0 million, the subscription fee for fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including a performance-based fee) paid by CLPCIC for asset management for specific clients was RMB7.03 million (US$1.08 million) and the fees for other daily transactions were RMB0.10 million (US$0.02 million).

Framework Agreement between AMP and IHC

On February 17, 2020, IHC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, IHC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million; the annual caps on the management fee (including a performance-based fee) payable by IHC and its subsidiaries for the asset management for specific clients are RMB150 million; the annual caps on the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients are RMB150 million; the annual caps on the advisory fee paid by IHC and its subsidiaries for the advisory services are RMB150 million; the annual caps on the advisory fee paid by AMP and its subsidiaries for the advisory services are RMB150 million, and the annual caps on the fees for other daily transactions are RMB150 million.

For the year ended December 31, 2020, the subscription price and corresponding subscription fee for the subscription of fund products was RMB1,057.00 million (US$161.99 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB549.65 million (US$84.24 million), the management fee (including a performance-based fee) paid by IHC and its subsidiaries for asset management for specific clients was RMB0 million, the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients was RMB0 million, the advisory fee paid by IHC and its subsidiaries for the advisory services was RMB0 million, the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB3.32 million (US$0.51 million).

Framework Agreement with Chongqing Trust

On December 27, 2019, we entered into a framework agreement with Chongqing Trust for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the framework agreement, we and Chongqing Trust will enter into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending December 31, 2022, the annual caps on the total amount of subscription and redemption of trust products are RMB30,000 million (including the trustee’s remuneration of no more than RMB500 million per year to be received by Chongqing Trust from the trust assets); and the annual caps on the fees for other daily transactions are RMB100 million.

For the year ended December 31, 2020, the total amount of subscription and redemption of trust products was RMB2,999.98 million (US$459.77 million) (including the trustee’s remuneration of RMB0.06 million (US$0.01 million) received by Chongqing Trust from the trust assets), and the fees for other daily transactions were RMB0 million.

Continuing Related Party Transactions with CGB

Insurance Products Cooperation Agreement with CGB

On August 17, 2020, we entered into an insurance products cooperation agreement with CGB. This agreement has a term of two years. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 0.8% to 38%.

New Negotiated Deposit Agreements with CGB

During the reporting period, we entered into five new negotiated deposit agreements with CGB in March 2020. Under the five agreements, we agreed to deposit in CGB a total of RMB9.4 billion (US$1,441 million) for a term of 61 months. The annual interest rate applicable to our deposits will be fixed at 4.20% per annum.

Framework Agreement with CGB for Daily Related Party Transactions

On December 26, 2019, we entered into a framework agreement for daily connected transaction with CGB. Pursuant to this framework agreement, we and the subsidiaries controlled by us will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuity, asset management and investment consultation, entrustment, agency and other daily connected transactions with CGB based on normal commercial terms. A detailed discussion of this new agreement is set forth in our report on Form 6-K filed with the Securities and Exchange Commission on October 29, 2019.

As at December 31, 2020, the amount of our deposit balance at CGB for deposit related party transactions was RMB71,418.52 million, the interest income arising from these transactions was RMB2,937.64 million, the amount of the balance for financial market and peer related party transactions was RMB160.10 million and the relevant fees or incomes arising from these transactions were RMB201.30 million. For the year ended December 31, 2020, the amount of the financing related party transactions was RMB0 million, the amount of investment and wealth management related party transactions was RMB3.01 million, the amount of the co-investment related party transactions was RMB0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB357.78 million, the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) was RMB1.06 million, the amount of transaction fees related to asset management and investment consultation related party transactions (including management fee, service fee and handling fee) was RMB0 million, the amount of transaction fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) was RMB30.70 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee, handling fee and commissions) was RMB189.02 million and the amount of other daily related party transactions was RMB103.98 million.

Compliance with HKSE Listing Rules

The policy management agreement between CLIC and us, the asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreements between China Life Wealth and each of CLIC, CLPCIC, IHC, China Life Pension and China Life E-commerce, the framework agreement between Chongqing Trust and us and the framework agreement entered into by us and China Life Capital are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on October 26, 2017, December 19, 2017, December 20, 2018, August 22, 2019, December 19, 2019, March 25, 2020 and December 17, 2020, respectively. For the year ended December 31, 2020, the transaction under the policy management agreement between CLIC and us is subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and is exempt from independent shareholders’ approval requirements. CLIC and us renewed the policy management agreement on December 31, 2020. For the year ending December 31, 2021, the transaction under the renewed policy management agreement is exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules.

The new asset management agreement entered into between IHC and us on December 31, 2018 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on April 26, 2018 and obtained the approval of the shareholders’ general meeting of our company on June 6, 2018.

The framework agreements entered into by AMP with us, CLIC, CLPCIC and IHC, respectively, are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing these transactions on August 22, 2019 and obtained the approval of the shareholders’ general meeting of our company on December 19, 2019.

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

Legal and Regulatory Proceedings

We are involved in litigation and arbitration proceedings involving our insurance operations on an ongoing basis. In addition, the CBIRC, as well as other PRC governmental agencies, including tax and audit bureaus and the PBOC, from time to time make inquiries and conduct examinations, audits or investigations concerning our compliance with PRC laws and regulations. For example, in July 2018, the PBOC imposed a fine of RMB700,000 on us for non-compliance with the anti-money laundering law and regulations during the period from July 1, 2015 to June 30, 2016. The non-compliance issues identified by the PBOC include failure to preserve clients’ identity information and transaction records and failure to submit reports on transactions of large payments and suspicious transactions to the PBOC. These litigation, arbitration and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines, which have not been material to us. While we cannot predict the outcome of any pending or future litigation, arbitration, examination or investigation, we do not believe that any pending legal matter will have a material adverse effect on our business, financial condition or results of operations. However, we cannot assure you that any future litigation, arbitration or regulatory proceeding will not have an adverse outcome, which could have a material adverse effect on our operating results or cash flows.

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

Policy on Dividend Distributions

Our board of directors passed a resolution on March 25, 2021 to propose for approval at the annual general meeting of the declaration of final dividends of RMB0.64 per share, totaling approximately RMB18,089 million (US$2,772 million), for the year ended December 31, 2020. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2020.

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

We paid dividends of RMB0.24 per share in respect of 2016, RMB0.40 per share in respect of 2017, RMB0.16 per share in respect of 2018 and RMB0.73 per share in respect of 2019. Our board of directors has recommended the declaration of final dividends of RMB0.64 per share in respect of 2020. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 16% grading to 20% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.

Summary of Results

The embedded value as at December 31, 2020, the value of one year’s sales for the 12 months ended December 31, 2020, and the corresponding results as at December 31, 2019 are shown below:

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2020	December 31, 2019
A	Adjusted Net Worth	568,587	482,793
B	Value of In-Force Business before Cost of Required Capital	565,797	509,515
C	Cost of Required Capital	(62,244)	(50,220)
D	Value of In-Force Business after Cost of Required Capital (B + C)	503,553	459,295
E	Embedded Value (A + D)	1,072,140	942,087
F	Value of One Year’s Sales before Cost of Required Capital	64,354	63,745
G	Cost of Required Capital	(5,981)	(5,047)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	58,373	58,698
	Including: Value of One Year’s Sales of Individual Agent Business sector	57,669	56,972

Note 1: Numbers may not be additive due to rounding.

Note 2: The results of individual agent business sector for the year 2019 have been restated to allow for new sector definitions on a pro forma basis.

The new business margin of one year’s sales of individual agent business sector for the 12 months ended December 31, 2020 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector
	December 31, 2020	December 31, 2019
By First Year Premium	47.9%	49.4%
By Annual Premium Equivalent	48.1%	49.4%

Note 1: First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Note 2: The results of individual agent business sector for the year 2019 have been restated to allow for new sector definitions on a pro forma basis.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Analysis of Embedded Value Movement in 2020		RMB million
ITEM
A	Embedded Value at the Start of Year	942,087
B	Expected Return on Embedded Value	75,991
C	Value of New Business in the Period	58,373
D	Operating Experience Variance	567
E	Investment Experience Variance	24,024
F	Methodology, Model and Assumption Changes	950
G	Market Value and Other Adjustments	(1,293)
H	Exchange Gains or Losses	(518)
I	Shareholder Dividend Distribution and Capital Changes	(28,626)
J	Others	585
K	Embedded Value as at December 31, 2020 (sum A through J)	1,072,140

Notes: Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2020 opening net worth.
C	Value of one year’s sales for the 12 months ended December 31, 2020.
D	Reflects the difference between actual operating experience in 2020 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2020.
F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.
G	Change in the market value adjustment from the beginning of year 2020 to December 31, 2020 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2020 and redemption of other equity instruments.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results		RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario		503,553	58,373
1.	Risk discount rate +50bps	480,522	55,630
2.	Risk discount rate –50bps	528,297	61,344
3.	Investment return +50bps	598,225	68,247
4.	Investment return –50bps	409,278	48,499
5.	10% increase in expenses	497,088	54,817
6.	10% decrease in expenses	510,018	61,930
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	499,989	57,440
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	507,089	59,310
9.	10% increase in lapse rates	502,802	57,061
10.	10% decrease in lapse rates	504,252	59,735
11.	10% increase in morbidity rates	496,380	56,121
12.	10% decrease in morbidity rates	510,867	60,631
13.	Using 2019 EV appraisal assumptions	501,482	59,106
14.	Allowing for diversification in calculation of VIF	545,333	—

Willis Towers Watson’s Review Opinion Report on Embedded Value

To the Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at December 31, 2020 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co., Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of Work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at December 31, 2020, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at December 31, 2020; and

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

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

For and on behalf of Willis Towers Watson

Lingde Hong             Stanley Lu

March 25, 2021

ITEM 9. THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS

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

B. PLAN OF DISTRIBUTION

Not Applicable.

C. MARKETS

See “Offer and Listing Details” above.

D. SELLING SHAREHOLDERS

Not Applicable.

E. DILUTION

Not Applicable.

F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

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

•	amendments to our articles of association;

•	purchase or sale within any single year of any material assets exceeding 30% of our latest audited total assets;

•	any equity-based incentive plan;

•	removal of any independent director; and

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

A special resolution was passed at the shareholders’ annual general meeting held on June 29, 2020 to authorize our board of directors to issue additional shares, and amend the articles of association accordingly, in a nominal amount of no more than 20% of the aggregate nominal amount of our H shares in issue as at the date of such resolution, by the conclusion of next shareholders’ annual general meeting, or the expiration of the 12-month period following the passing of this resolution, or the date on which the resolution is otherwise revised or revoked by a special resolution of our shareholders, whichever is the earliest.

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

Board of Supervisors

Our board of supervisors consists of four supervisors. At least one-third of our board of supervisors must be employee representatives elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of the board of supervisors may not serve as director, president, vice president or other senior management of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

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

C. MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, IHC, China Life Pension, CLPCIC, China Life Capital, China Life Wealth, AMP, Chongqing Trust and CGB.

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

Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, usually requires the approval of the SAFE and other relevant authorities. Although experimental policies were introduced in certain pilot areas such as the Shanghai free trade zone to reduce foreign exchange control, restrictions on the convertibility of Renminbi into foreign currency still remain in force in most parts of China. In the event of shortages of foreign currencies, we may be unable to convert sufficient Renminbi into foreign currency to meet our foreign currency obligations or to pay dividends in foreign currency.

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

Tax on Gains from Sale

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses for the year of assessment 2008/09 onwards. Commencing from the year of assessment 2018/19 (i.e. on or after April 1, 2018), the profits tax rate for the first HK$2,000,000 of profits of corporations will be lowered to 8.25% while the remaining profits will continue to be taxed at the rate of 16.5%; and the profits tax rate for the first HK$2,000,000 of profits of unincorporated businesses will be lowered to 7.5%, while the remaining profits will continue to be taxed at the rate of 15%.

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

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction involving H shares). Subject to the completion of the legislative process, the rate of stamp duty will be increased from 0.1% to 0.13% with effect from August 1, 2021. In addition, a fixed duty of HK$ 5.00 is currently payable on any instrument of transfer of H shares. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

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

The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. The proposed regulations would also expand the circumstances in which a shareholder of a non-U.S. corporation is treated as owning shares of a subsidiary that is treated as a PFIC even if the corporation is not treated as a PFIC. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. We make various simplifying assumptions to estimate the asset composition and value of our subsidiaries in order to apply the PFIC tests to the income and assets of our 25% or greater owned subsidiaries. Based on our analysis of our assets and income, which takes into account these assumptions, we believe that we were not classified as a PFIC in 2020. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

For the years ended December 31, 2020, 2019 and 2018, our investment yield was 5.30%, 5.24% and 3.29%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2020, 2019 and 2018.

	Expected Maturity Date
As of December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total	Fair value
	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	56,203	81,903	58,418	37,050	55,351	1,311,235	1,600,160	1,636,069
Average interest rate	3.05%	3.28%	3.61%	3.42%	3.28%	3.78%	3.70%

in US$	3,655	—	6	33	38	103	3,835	3,857
Average interest rate	0.60%	—	5.97%	5.63%	5.22%	4.82%	0.81%

Variable rate bonds
in RMB	353	175	454	92	126	20,263	21,463	21,703
Average interest rate	3.35%	3.13%	3.89%	3.87%	4.51%	4.08%	4.05%

Term deposits
in RMB	55,089	111,661	178,287	152,800	38,100	1,740	537,677	537,677
Average interest rate	3.74%	4.47%	4.90%	4.69%	4.27%	4.60%	4.59%

in US$	7,990	—	—	—	—	—	7,990	7,990
Average interest rate	2.06%	—	—	—	—	—	2.06%

Liabilities
Securities sold under agreements to repurchase	122,249	—	—	—	—	—	122,249	122,249
Average interest rate	0.93%	—	—	—	—	—	0.93%

Interest-bearing loans and other borrowings
in British pound	—	—	—	2,444	—	—	2,444	2,444
Average interest rate	—	—	—	3.08%	—	—	3.08%

in US$	—	—	—	11,940	—	—	11,940	11,940
Average interest rate	—	—	—	2.63%	—	—	2.63%

in Euro	5,172	—	—	—	—	—	5,172	5,172
Average interest rate	1.17%	—	—	—	—	—	1.17%

Investment contracts	3,430	1,041	1,500	1,598	1,296	279,347	288,212	276,521
Average guaranteed interest rate	1.97%	2.26%	2.27%	1.89%	2.13%	2.41%	2.39%

Long-term insurance contracts	75,978	21,253	15,885	16,928	30,316	2,776,173	2,936,533
Average guaranteed interest rate	2.71%	2.51%	2.50%	2.52%	3.12%	2.81%	2.81%

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value
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

The following table sets forth our exposure to equity securities as of December 31, 2020, 2019 and 2018.

	As of December 31,
	2018		2019		2020
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	424,657	424,657	605,568	605,568	700,748	700,748
Securities at fair value through profit or loss	50,714	50,714	56,402	56,402	65,955	65,955
Available-for-sale	373,943	373,943	549,166	549,166	634,793	634,793

A hypothetical 10% decline in the December 31, 2020, 2019 and 2018 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB6,596 million, RMB5,640 million and RMB5,071 million, respectively.

A hypothetical 10% decline in the December 31, 2020, 2019 and 2018 value of the available-for-sale equity securities would result in an unrealized loss charged to the income statement of approximately RMB63,479 million, RMB54,917 million and RMB37,394 million , respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our holdings in non-RMB denominated term deposits and our foreign currency-denominated loans. Our debts and capital expenditures are predominantly denominated in RMB, and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the British pound, U.S. dollar and Euro. Our borrowings in foreign currencies include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, a six-month bank loan of EUR127 million with a maturity date on January 13, 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement, a six-month bank loan of EUR78 million with a maturity date on January 4, 2021 which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate loans, and a five-year bank loan of US$970 million with a maturity date on September 27, 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on March 9, 2022, both of which are floating rate loans. We recorded RMB119 million (US$18 million) in foreign exchange gains for the year ended December 31, 2020, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2020, 2019 and 2018.

	Expected Maturity Date
As of December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	3,804	—	31	33	75	189	4,132	4,154
Average interest rate	0.58%	—	4.67%	5.63%	4.12%	4.44%	0.89%

Other	—	1	—	—	2	39	42	42
Average interest rate	—	2.76%	—	—	0.11%	1.12%	1.13%

Term deposits
in US$	7,990	—	—	—	—	—	7,990	7,990
Average interest rate	2.06%						2.06%

Loans
in US$	—	—	—	—	—	1,445	1,445	1,586
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	598	—	—	—	—	—	598	598
Average interest rate	0.07%	—	—	—	—	—	0.07%

in HK$	1,297	—	—	—	—	—	1,297	1,297
Average interest rate	—	—	—	—	—	—	—

in British pound	358	—	—	—	—	—	358	358
Average interest rate	—	—	—	—	—	—	—

in Euro	140	—	—	—	—	—	140	140
Average interest rate	—	—	—	—	—	—	—

Other	7	—	—	—	—	—	7	7
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,444	—	—	2,444	2,444
Average interest rate	—	—	—	3.08%	—	—	3.08%

in US$	—	—	—	11,940	—	—	11,940	11,940
Average interest rate	—	—	—	2.63%	—	—	2.63%

in Euro	5,172	—	—	—	—	—	5,172	5,172
Average interest rate	1.17%	—	—	—	—	—	1.17%

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	7,804	46	6	37	36	294	8,223	8,240
Average interest rate	2.29%	5.50%	0.12%	3.75%	5.44%	3.67%	2.38%

Other	—	—	1	—	3	55	59	59
Average interest rate	—	—	2.69%	—	0.27%	0.77%	0.77%

Term deposits
in US$	8,026	—	—	—	—	—	8,026	8,026
Average interest rate	3.21%	—	—	—	—	—	3.21%

in HK$	32	—	—	—	—	—	32	32
Average interest rate	2.57%	—	—	—	—	—	2.57%

Loans
in US$	—	—	—	—	—	1,592	1,592	1,778
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,842	—	—	—	—	—	1,842	1,842
Average interest rate	0.05%	—	—	—	—	—	0.05%

in HK$	444	—	—	—	—	—	444	444
Average interest rate	—	—	—	—	—	—	—

in British pound	406	—	—	—	—	—	406	406
Average interest rate	—	—	—	—	—	—	—

in Euro	20	—	—	—	—	—	20	20
Average interest rate	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	—	2,515	—	2,515	2,515
Average interest rate	—	—	—	—	3.08%	—	3.08%

in US$	126	—	—	—	12,766	—	12,892	12,892
Average interest rate	2.70%	—	—	—	3.18%	—	3.18%

in Euro	4,115	523	—	—	—	—	4,638	4,638
Average interest rate	3.25%	2.50%	—	—	—	—	3.16%

	Expected Maturity Date
As of December 31, 2018	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	2,814	17	25	12	35	114	3,017	3,019
Average interest rate	2.52%	4.33%	5.60%	2.75%	5.05%	4.04%	2.64%

Other	3	—	—	—	—	28	31	31
Average interest rate	0.14%	—	—	—	—	0.91%	0.85%
Term deposits

in US$	7,502	—	—	—	—	—	7,502	7,502
Average interest rate	2.21%	—	—	—	—	—	2.21%
Loans

in US$	—	—	—	—	—	1,766	1,766	1,835
Average interest rate	—	—	—	—	—	4.12%	4.12%
Cash and cash equivalents

in US$	1,768	—	—	—	—	—	1,768	1,768
Average interest rate	0.01%	—	—	—	—	—	0.01%

in HK$	261	—	—	—	—	—	261	261
Average interest rate	—	—	—	—	—	—	—

in British pound	286	—	—	—	—	—	286	286
Average interest rate	—	—	—	—	—	—	—

in Euro	43	—	—	—	—	—	43	43
Average interest rate	—	—	—	—	—	—	—

Other	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	2,385	—	—	—	—	—	2,385	2,385
Average interest rate	3.54%	—	—	—	—	—	3.54%

in US$	13,108	—	—	—	—	—	13,108	13,108
Average interest rate	2.35%	—	—	—	—	—	2.35%

in Euro	993	3,139	525	—	—	—	4,657	4,657
Average interest rate	1.50%	3.80%	2.50%	—	—	—	3.16%

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2020 to April 9, 2021.

Category of Expenses	Amount Reimbursed from January 1, 2020 to April 9, 2021
NYSE listing fees	US$	142,000.00
Legal fees	US$	3,530.00
Investor relations(1)	US$	105,136.29
Broker reimbursements(2)	US$	70,508.51

Total	US$	321,174.80

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

See “Item 10. Additional Information—Memorandum and Articles of Association”.

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

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to approximately RMB24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to 2,282 million in Renminbi, in China Guangfa Bank in December 2006. We used approximately HK$ 12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2020, we had engaged 9 third party overseas investment managers to manage US$1,096 million for investment in overseas public markets.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2020, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2020.

The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their report which is on pages F-6 and F-7 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

See the attestation report included in our consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS.

At the board of directors meeting held on June 29, 2004, we adopted a code of business conduct and ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers of our company. We have filed the adopted code of business conduct and ethics as Exhibit 11.1 to this annual report, and a copy of which will be provided to any person free of charge upon written request to Yinghui Li, China Life Insurance Company Limited at 16 Financial Street, Xicheng District, Beijing 100033, China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2020 and 2019.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)
	(RMB in millions)
2020	63	—	—	3
2019	61	—	—	3

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

As of December 31, 2020, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

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

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power for the election of directors is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of our voting power is controlled by CLIC, we, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As of the date of this annual report, our board of directors comprised nine directors, including three executive directors, two non-executive directors and four independent non-executive directors.

Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules, from January 1, 2019, the chairman of our board of directors is required to have a meeting with independent non-executive directors only without the other directors present at least once a year. On August 26, 2020, the chairman of our board convened a meeting with independent non-executive directors only without the other directors present to discuss the operational management and development reform of our company.

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nominating and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as required under those rules. The primary duties of the nomination and remuneration committee are to review the structure of our board of directors, its number of members and composition, to formulate plans for the appointment, succession and appraisal criteria of our directors and senior management, and to formulate training and remuneration policies for our senior management.

The Guiding Opinions on Regulating Governance Structure of Insurance Companies require that nominating and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In 2020, our nominating and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as the chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

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

We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. In 2020, our audit committee comprised three independent non-executive directors with one of them serving as the chairman. The primary duties of the audit committee are to review and supervise the financial reporting process, to assess the effectiveness of our risk management and internal control system, to supervise our internal audit system and its implementation and to implement and recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system.

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

We are required by the CSRC to disclose in our annual report filed with the Shanghai Stock Exchange our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose whether there is any material difference between our actual practices and the requirements under such rules, and explain the details and reasons for such differences, if any. Accordingly, we have disclosed in our annual report for the year of 2020 filed with the Shanghai Stock Exchange that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 19. EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant(8)

2.1	Form of H Share Certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

2.5	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.6	Asset Management Agreement between China Life Insurance Company Limited and China Life Investment Holding Company Limited(7)

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.8	Property Leasing Agreement

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(6)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited

8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(5)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Interactive Data File

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.
(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 24, 2019.
(8)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on April 29, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Su Hengxuan
Name: Su Hengxuan
Title: President and Executive Director

Date: April 29, 2021

China Life Insurance Company Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the Company) as of 31 December 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 29 April 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 2.7 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019 and 2020.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Valuation of insurance contract liabilities

Description of the Matter

At 31 December 2020, the Group had significant insurance contract liabilities in the amount of RMB2,973.23 billion. As disclosed in Notes 2.12 and 15 to the consolidated financial statements, the Group’s insurance contract liabilities are primarily comprised of long-term insurance contract liabilities. The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts.

Auditing the Group’s long-term insurance contract liabilities was complex due to the complexity of the actuarial models and highly judgmental nature of the actuarial assumptions used by management to estimate the liabilities. The actuarial assumptions include mortality, morbidity, lapse rates, discount rates, and expenses. Changes in these assumptions could have significant effects on the valuation of the long-term insurance contract liabilities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s long-term insurance contract liabilities valuation processes. For example, we tested controls over management’s review of the actuarial models, the actuarial assumptions, and the data inputs used.

To test the valuation of long-term insurance contract liabilities, our audit procedures included, among others, comparing the methodology, actuarial models and actuarial assumptions used by the Group to recognised actuarial practices and testing the completeness and accuracy of the underlying insurance policy data used in the valuation. We involved our actuarial specialists to assist us with assessing the reasonableness of the assumptions by comparing them to industry data, historical experiences and expectations of the Group. For a sample of selected insurance products, our actuarial specialists performed an independent recalculation of the long-term insurance contract liabilities. In addition, our actuarial specialists assisted in performing analytical procedures over the movement of long-term insurance contract liabilities considering changes in the actuarial assumptions in the reporting period.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

The impairment test for investment in an associate

Description of the Matter

At 31 December 2020, the Group held a material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB11.29 billion. As disclosed in Note 9 to the consolidated financial statements, as the quoted market price of this investment has been continuously below its carrying value, the Group performed an impairment test, and recognised an impairment loss of RMB707 million in 2020.

Auditing management’s impairment test of Sino-Ocean was complex due to the significant estimates and judgements involved in management’s assessment of its value in use, including the selling prices of properties under development rental prices of investment properties included in the projection of future cash flows and the discount rates used. These estimates and judgements may be affected by unexpected changes in the future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s investment impairment test of Sino-Ocean. For example, we tested controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation.

To test the impairment test of Sino-Ocean, our audit procedures included, among others, evaluating the Group’s valuation methodology and testing the completeness and accuracy of the underlying data used in the cash flows projection. We compared the selling prices of properties under development and rental prices of investment properties used in the cash flow projection to the historical business results of Sino-Ocean and industry data. We also involved our valuation specialists to assist us with assessing the reasonableness of the Group’s valuation methodology with reference to valuation guidelines and industry practice. In addition, we compared the discount rate used by the Group with the discount rate developed by our valuation specialists using information of comparable companies.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Fair value of level III financial assets

Description of the Matter

At 31 December 2020, the Group held material investments in certain level III financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss with a combined carrying value of RMB293.92 billion. As disclosed in Note 4.4 to the consolidated financial statements, these investments are classified as level III in the fair value hierarchy as their fair values are measured using valuation methodologies with significant unobservable inputs.

Auditing the fair value measurement of the Group’s level III financial assets was complex due to the significant estimates and judgements involved in the assessment of valuation methodologies and significant unobservable inputs, including discount rates and discounts for lack of marketability, among others. The use of different valuation methodologies and changes in significant unobservable inputs could result in significantly different fair value estimates.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Group’s fair value measurement of level III financial assets. For example, we tested management’s review controls over the valuation methodologies and the significant unobservable inputs used in the fair value measurements.

To test the fair value measurement of level III financial assets, our audit procedures included, among others, evaluating the Group’s valuation methodologies, testing the significant unobservable inputs used by the Group in determining the fair values, and testing the mathematical accuracy of the Group’s valuation calculations. We involved our valuation specialists to assist us with evaluating the Group’s valuation methodologies and assessing the reasonableness of the significant unobservable inputs, including discount rates and discounts for lack of marketability, among others used in the valuations by comparing them to information available from third-party sources and market data. For a sample of the Group’s level III financial assets, our valuation specialists also independently developed fair value estimates and compared them to the Group’s valuation results.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2013.

Beijing, People’s Republic of China

29 April 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of China Life Insurance Company Limited

Opinion on Internal Control over Financial Reporting

We have audited China Life Insurance Company Limited’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, China Life Insurance Company Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of 31 December 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, and the related notes, and our report dated 29 April 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

29 April 2021

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position

As at 31 December 2020

	Notes	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
ASSETS
Property, plant and equipment	6	52,747	51,758
Right-of-use assets	7	3,076	3,520
Investment properties	8	14,217	12,141
Investments in associates and joint ventures	9	239,584	222,983
Held-to-maturity securities	10.1	1,189,369	928,751
Loans	10.2	658,535	608,920
Term deposits	10.3	545,667	535,260
Statutory deposits - restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,215,603	1,058,957
Securities at fair value through profit or loss	10.6	161,570	141,608
Derivative financial assets	10.7	—	428
Securities purchased under agreements to resell	10.8	7,947	4,467
Accrued investment income	10.9	45,200	41,703
Premiums receivable	12	20,730	17,281
Reinsurance assets	13	6,095	5,161
Other assets	14	29,021	34,029
Deferred tax assets	29	87	128
Cash and cash equivalents		56,629	53,306

Total assets		4,252,410	3,726,734

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Financial Position (continued)

As at 31 December 2020

	Notes	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	2,973,225	2,552,736
Investment contracts	16	288,212	267,804
Policyholder dividends payable		122,510	112,593
Interest-bearing loans and borrowings	17	19,556	20,045
Lease liabilities		2,664	3,091
Bonds payable	18	34,992	34,990
Financial liabilities at fair value through profit or loss		3,732	3,859
Securities sold under agreements to repurchase	19	122,249	118,088
Annuity and other insurance balances payable		55,031	51,019
Premiums received in advance		53,021	60,898
Other liabilities	20	104,426	81,114
Deferred tax liabilities	29	15,286	10,330
Current income tax liabilities		191	223
Statutory insurance fund	21	384	602

Total liabilities		3,795,479	3,317,392

Equity
Share capital	35	28,265	28,265
Other equity instruments	36	—	7,791
Reserves	37	237,890	197,221
Retained earnings		183,896	170,487

Attributable to equity holders of the Company		450,051	403,764

Non-controlling interests		6,880	5,578

Total equity		456,931	409,342

Total liabilities and equity		4,252,410	3,726,734

Approved and authorised for issue by the Board of Directors on 25 March 2021.

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2020

	Notes	2020 RMB million	2019 RMB million	2018 RMB million
REVENUES
Gross written premiums		612,265	567,086	535,826
Less: premiums ceded to reinsurers		(6,053)	(5,238)	(4,503)

Net written premiums		606,212	561,848	531,323
Net change in unearned premium reserves		(1,546)	(1,570)	700

Net premiums earned		604,666	560,278	532,023

Investment income	22	154,497	139,919	125,167
Net realised gains on financial assets	23	14,583	1,831	(19,591)
Net fair value gains through profit or loss	24	21,900	19,251	(18,278)
Other income		9,315	8,195	8,098

Total revenues		804,961	729,474	627,419

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(113,609)	(127,877)	(248,736)
Accident and health claims and claim adjustment expenses	25	(52,395)	(50,783)	(40,552)
Increase in insurance contract liabilities	25	(414,797)	(330,807)	(189,931)
Investment contract benefits	26	(9,846)	(9,157)	(9,332)
Policyholder dividends resulting from participation in profits		(28,279)	(22,375)	(19,646)
Underwriting and policy acquisition costs		(84,342)	(81,396)	(62,705)
Finance costs	27	(3,747)	(4,255)	(4,116)
Administrative expenses		(37,687)	(40,275)	(37,486)
Statutory insurance fund contribution	21	(1,229)	(1,163)	(1,097)
Other expenses		(12,208)	(9,602)	(7,642)

Total benefits, claims and expenses		(758,139)	(677,690)	(621,243)

Net gains on investments of associates and joint ventures	9	7,666	8,011	7,745
Including: share of profit of associates and joint ventures		8,336	9,159	7,745

Profit before income tax	28	54,488	59,795	13,921
Income tax	29	(3,103)	(781)	(1,985)

Net profit		51,385	59,014	11,936

Attributable to:
- Equity holders of the Company		50,268	58,287	11,395
- Non-controlling interests		1,117	727	541
Basic and diluted earnings per share	30	RMB1.77	RMB2.05	RMB0.39

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Comprehensive Income (continued)

For the year ended 31 December 2020

	Note	2020 RMB million	2019 RMB million	2018 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		52,547	69,600	(24,591)
Amount transferred to net profit from other comprehensive income		(14,386)	(4,635)	19,549
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(3,959)	(19,521)	(32)
Share of other comprehensive income of associates and joint ventures under the equity method		672	599	735
Exchange differences on translating foreign operations		(986)	237	598
Income tax relating to components of other comprehensive income	29	(8,482)	(11,292)	1,716

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		25,406	34,988	(2,025)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		344	(76)	—

Other comprehensive income for the year, net of tax		25,750	34,912	(2,025)

Total comprehensive income for the year, net of tax		77,135	93,926	9,911

Attributable to:
- Equity holders of the Company		75,967	93,134	9,325
- Non-controlling interests		1,168	792	586

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Changes in Equity

For the year ended 31 December 2020

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 35)	(Note 36)	(Note 37)
As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves (Note 37)	—	—	5,885	(5,885)	—	—
Dividends paid (Note 32)	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Effect of associates’ adoption of new accounting standards	—	—	16	(2,905)	—	(2,889)
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	58,287	727	59,014
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,287	792	93,926

Transactions with owners
Appropriation to reserves (Note 37)	—	—	13,087	(13,087)	—	—
Dividends paid (Note 32)	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings (Note 37)	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,221	170,487	5,578	409,342

As at 1 January 2020	28,265	7,791	197,221	170,487	5,578	409,342
Net profit	—	—	—	50,268	1,117	51,385
Other comprehensive income	—	—	25,699	—	51	25,750

Total comprehensive income	—	—	25,699	50,268	1,168	77,135

Transactions with owners
Appropriation to reserves (Note 37)	—	—	16,025	(16,025)	—	—
Dividends paid (Note 32)	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(174)	(174)
Others	—	(7,791)	(1,055)	—	308	(8,538)

Total transactions with owners	—	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020	28,265	—	237,890	183,896	6,880	456,931

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows

For the year ended 31 December 2020

	2020	2019	2018
	RMB million	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	54,488	59,795	13,921
Adjustments for:
Investment income	(154,497)	(139,919)	(125,167)
Net realised and unrealised losses/(gains) on financial assets	(36,483)	(21,082)	37,869
Insurance contracts	419,866	335,971	190,210
Depreciation and amortisation	5,161	4,379	2,638
Foreign exchange losses/(gains)	(119)	67	194
Net gains on investments of associates and joint ventures	(7,666)	(8,011)	(7,745)
Changes in operating assets and liabilities:
Decrease/(increase) in securities at fair value through profit or loss, net	(21,954)	6,858	(9,020)
Financial liabilities at fair value through profit or loss	3,004	1,213	1,114
Receivables and payables	40,592	50,622	48,838
Income tax paid	(3,263)	(8,636)	(9,991)
Interest received—securities at fair value through profit or loss	4,120	3,811	3,527
Dividends received—securities at fair value through profit or loss	775	964	1,164

Net cash inflow/(outflow) from operating activities	304,024	286,032	147,552

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	36,774	112,182	48,942
Maturities of debt investments	198,640	133,519	110,425
Disposals of equity investments	308,406	450,014	278,003
Disposals of property, plant and equipment	57	72	274
Disposals of subsidiaries	2,175	1,432	—
Purchases:
Debt investments	(593,917)	(504,292)	(294,238)
Equity investments	(338,306)	(545,657)	(335,301)
Property, plant and equipment	(7,467)	(11,415)	(19,546)
Investments in associates and joint ventures	(14,942)	(23,389)	(34,928)
Decrease/(increase) in term deposits, net	(10,947)	24,102	(109,590)
Decrease/(increase) in securities purchased under agreements to resell, net	(3,850)	5,468	26,258
Interest received	126,848	116,846	106,342
Dividends received	29,590	25,169	19,503
Increase in policy loans, net	(25,858)	(32,707)	(34,208)
Cash paid related to other investing activities	—	—	(309)
Cash received related to other investing activities	—	1,141	—

Net cash inflow/(outflow) from investing activities	(292,797)	(247,515)	(238,373)

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2020

	2020	2019	2018
	RMB million	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	4,912	(73,552)	104,832
Interest paid	(3,779)	(3,072)	(3,990)
Repayment of borrowings	(6,505)	(365)	—
Dividends paid to equity holders of the Company	(20,834)	(4,916)	(11,690)
Dividends paid to non-controlling interests	(161)	(133)	(149)
Proceeds from issue of bonds	—	34,988	—
Cash received from borrowings	6,822	123	727
Payment of principal portion of lease liabilities	(1,478)	(1,348)	—
Cash paid for redemption of other equity instruments	(9,060)	—	—
Capital injected into subsidiaries by non-controlling interests	22,846	12,961	3,560
Cash received related to other financing activities	1,069	—	—
Cash paid related to other financing activities	(1,592)	(761)	(327)

Net cash inflow/(outflow) from financing activities	(7,760)	(36,075)	92,963

Foreign exchange gains/(losses) on cash and cash equivalents	(144)	55	81

Net increase in cash and cash equivalents	3,323	2,497	2,223

Cash and cash equivalents
Beginning of the year	53,306	50,809	48,586

End of the year	56,629	53,306	50,809

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	56,510	52,800	50,792
Short-term bank deposits	119	506	17

The notes on pages 15 to 112 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2020

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

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 25 March 2021.

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

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	1 January 2020
IFRS 16 Amendment	Covid-19-Related Rent Concessions (early adopted)	1 June 2020

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2020 (continued)

IFRS 3 Amendments – Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information, or both. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments did not have any significant impact on the Group’s consolidated financial statements.

IFRS 16 Amendment – Covid-19-Related Rent Concessions (early adopted)

In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of Covid-19. The amendment does not apply to lessors.

The practical expedient applies only to rent concessions occurring as a direct consequence of Covid-19 and only if all of the following conditions are met: (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted.

The Group has early adopted the amendment on 1 January 2020. Because the Group was not provided with a significant amount of rent concessions arising as a direct consequence of Covid-19, the amendment did not have any significant impact on the Group’s consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group has adopted the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendments”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note 33 for more details.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2020 and made relevant disclosures in Note 33.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2020

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform — Phase 2	1 January 2021
IFRS 17	Insurance Contracts	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The Phase 2 amendments provide a practical expedient to allow the effective interest rate to be updated without adjusting the carrying amount when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities, if the change is a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows is economically equivalent to the previous basis immediately preceding the change. In addition, the amendments permit changes required by the interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued. Any gains or losses that could arise on transition are dealt with through the normal requirements of IFRS 9 to measure and recognise hedge ineffectiveness. The amendments also provide a temporary relief to entities from having to meet the separately identifiable requirement when the alternative benchmark rate is designated as a risk component. The relief allows an entity, upon designation of the hedge, to assume that the separately identifiable requirement is met, provided the entity reasonably expects the risk component to become separately identifiable within the next 24 months. Furthermore, the amendments require an entity to disclose additional information to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 31 December 2020. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2020 (continued)

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

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. The Group is currently assessing the impact of the implementation of the standard.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2020. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)

(i)	Applicable from 1 January 2019 (continued)

As a lessee (continued)

Subsequent measurement (continued)

Variable lease payments not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers the payment occurs.

After the commencement date of a lease, when there is a change in in-substance fixed payments, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the assessment or actual exercise situation of a purchase option, an extension option or a termination option, the Group uses the changed present value of lease payments to remeasure the lease liability and adjust the carrying amount of right-of-use asset accordingly. If the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

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

Covid-19-Related Rent Concessions

The Group partly adopts the simplified method for rental concessions arising as a direct consequence of Covid-19 reached by the Group and the lessor on the existing lease contracts of buildings. The Group treats the rent concessions as variable lease payments. When a concession agreement is reached to relieve the original rent payment obligation, the undiscounted cash amount will be used to offset the cost of the related asset or expense, and adjust the related liability.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Determination of control over investee

The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2020, the Group has consolidated some funds, debt investment schemes and asset management products issued and managed by the Company’s subsidiaries, China Life AMP Asset Management Company (“CL AMP”), China Life Asset Management Company Limited (“AMC”) and China Life Wealth Management Company (“CL Wealth”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	For the year ended 31 December
	2020		2019
	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	42,657	7.96%	238	0.05%
Xin Fu Ying Jia (b)	24,116	4.50%	37,024	7.44%
Kang Ning Whole Life (c)	17,553	3.27%	19,701	3.96%
Fu Lu Shuang Xi Participating Endowment (d)	12,673	2.36%	15,129	3.04%
Hong Ying Participating Endowment (e)	137	0.03%	558	0.11%
Others (f)	439,014	81.88%	424,920	85.40%

Total	536,150	100.00%	497,570	100.00%

Insurance benefits of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	21	0.03%	—	—
Xin Fu Ying Jia (b)	1,823	2.17%	1,799	2.25%
Kang Ning Whole Life (c)	5,075	6.05%	5,119	6.39%
Fu Lu Shuang Xi Participating Endowment (d)	3,918	4.67%	3,108	3.88%
Hong Ying Participating Endowment (e)	11,393	13.59%	7,906	9.87%
Others (f)	61,624	73.49%	62,192	77.61%

Total	83,854	100.00%	80,124	100.00%

	As at 31 December 2020		As at 31 December 2019
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	30,885	1.05%	140	0.01%
Xin Fu Ying Jia (b)	114,111	3.89%	86,876	3.45%
Kang Ning Whole Life (c)	338,286	11.52%	309,519	12.28%
Fu Lu Shuang Xi Participating Endowment (d)	163,395	5.56%	152,713	6.06%
Hong Ying Participating Endowment (e)	24,398	0.83%	35,403	1.40%
Others (f)	2,265,458	77.15%	1,936,680	76.80%

Total	2,936,533	100.00%	2,521,331	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)

Xin Xiang Zhi Zun Annuity (Celebration Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 68-year-old. From the first effective date after the fifth policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 60% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

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

(c)

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)

Fu Lu Shuang Xi Participating Endowment is a participating insurance contract with the options for regular premium of 3 years, 5 years and 10 years paid annually, semiannually, quarterly or monthly. Its insured period extends from the effective date of the insurance contract to the corresponding date of the year when the policyholders turn 75-year-old. This product is applicable to healthy policyholders between 30-day-old and 60-year-old. Starting from the effective date of the insurance contract, the survival benefit is paid every two policy years on the corresponding date at 10% of the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at death benefit amount. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at maturity benefit amount.

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

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB34,590 million or RMB35,955 million (as at 31 December 2019: RMB28,045 million or RMB29,286 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB707 million or RMB646 million (as at 31 December 2019: RMB1,336 million or RMB1,253 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB114,536 million or RMB131,732 million (as at 31 December 2019: RMB96,131 million or RMB108,946 million) higher or lower, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB733 million (as at 31 December 2019: RMB670 million) lower or higher, respectively.

The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2016	2017	2018	2019	2020	Total
Year end	27,120	33,926	40,601	49,727	52,589
1 year later	27,303	34,845	42,785	51,051
2 years later	26,851	34,328	41,945
3 years later	26,851	34,328
4 years later	26,851

Estimated accumulated claims expenses	26,851	34,328	41,945	51,051	52,589	206,764
Accumulated claims expenses paid	(26,851)	(34,328)	(41,945)	(48,845)	(32,804)	(184,773)

Unpaid claims expenses	—	—	—	2,206	19,785	21,991

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2016	2017	2018	2019	2020	Total
Year end	26,897	33,700	40,157	49,175	51,994
1 year later	27,107	34,560	42,280	50,414
2 years later	26,655	34,045	41,442
3 years later	26,655	34,045
4 years later	26,655

Estimated accumulated claims expenses	26,655	34,045	41,442	50,414	51,994	204,550
Accumulated claims expenses paid	(26,655)	(34,045)	(41,442)	(48,229)	(32,397)	(182,768)

Unpaid claims expenses	—	—	—	2,185	19,597	21,782

4.2	Financial risk

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

As at 31 December 2020, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB627 million (as at 31 December 2019: RMB528 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits—restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB13,906 million (as at 31 December 2019: RMB9,854 million) lower or higher, as a result of a decrease or increase in the fair value of available-for-sale securities.

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

As at 31 December 2020, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB6,596 million (as at 31 December 2019: RMB5,641 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB45,939 million (as at 31 December 2019: RMB38,559 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2020 and 2019, expressed in RMB equivalent:

As at 31 December 2020	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	9,711	108,493	—	—	—	118,204
- Securities at fair value through profit or loss	4,352	185	350	1,219	847	6,953
Debt securities
- Held-to-maturity securities	220	—	—	—	—	220
- Loans	1,445	—	—	—	—	1,445
- Available-for-sale securities	3,615	—	—	—	—	3,615
- Securities at fair value through profit or loss	297	—	21	11	10	339
Term deposits	7,990	—	—	—	—	7,990
Cash and cash equivalents	598	1,297	358	140	7	2,400

Total	28,228	109,975	729	1,370	864	141,166

Financial liabilities
Interest-bearing loans and other borrowings	11,940	—	2,444	5,172	—	19,556

Total	11,940	—	2,444	5,172	—	19,556

As at 31 December 2019	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	11,086	95,428	—	—	—	106,514
- Securities at fair value through profit or loss	4,549	660	871	2,166	1,292	9,538
Debt securities
- Held-to-maturity securities	218	—	—	—	—	218
- Loans	1,592	—	—	—	—	1,592
- Available-for-sale securities	7,557	—	—	—	—	7,557
- Securities at fair value through profit or loss	448	—	35	15	9	507
Term deposits	8,026	32	—	—	—	8,058
Cash and cash equivalents	1,842	444	406	20	3	2,715

Total	35,318	96,564	1,312	2,201	1,304	136,699

Financial liabilities
Interest-bearing loans and other borrowings	12,892	—	2,515	4,638	—	20,045

Total	12,892	—	2,515	4,638	—	20,045

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2020, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB339 million (as at 31 December 2019: RMB1,013 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB11,593 million (as at 31 December 2019: RMB10,423 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2020 were RMB119 million (2019: exchange losses of RMB67 million).

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

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2020 and 2019.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2020, 99.9% (as at 31 December 2019: 99.8%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2020, 100.0% (as at 31 December 2019: 100.0%) of the subordinated bonds or debts held by the Group either had credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.

As at 31 December 2020, 99.7% (as at 31 December 2019: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits—restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2020 and 2019.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2020 and 2019.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

The following tables set forth the contractual and expected undiscounted cash flows for primary financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2020	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	700,748	700,748	—	—	—	—
Debt securities	1,865,794	—	136,885	349,334	287,939	2,260,215
Loans	658,535	—	235,901	219,840	129,813	173,729
Term deposits	545,667	—	75,353	329,191	197,867	1,753
Statutory deposits - restricted	6,333	—	297	6,098	720	—
Securities purchased under agreements to resell	7,947	—	7,947	—	—	—
Accrued investment income	45,200	—	44,197	565	438	—
Premiums receivable	20,730	—	20,730	—	—	—
Cash and cash equivalents	56,629	—	56,629	—	—	—

Subtotal	3,907,583	700,748	577,939	905,028	616,777	2,435,697

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,973,225	—	190,123	151,280	(93,971)	(5,618,867)
Investment contracts	288,212	—	(29,149)	(13,861)	68,882	(798,317)
Contractual cash outflows
Securities sold under agreements to repurchase	122,249	—	(122,249)	—	—	—
Financial liabilities at fair value through profit or loss	3,732	(3,732)	—	—	—	—
Annuity and other insurance balances payable	55,031	—	(55,031)	—	—	—
Interest-bearing loans and other borrowings	19,556	—	(2,044)	(4,384)	(14,680)	—
Bonds payable	34,992	—	(328)	(2,996)	(36,498)	—
Lease liabilities	2,664	—	(1,273)	(1,250)	(331)	(41)

Subtotal	3,499,661	(3,732)	(19,951)	128,789	(76,598)	(6,417,225)

Net cash inflow/(outflow)	407,922	697,016	557,988	1,033,817	540,179	(3,981,528)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2019	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
Financial assets
Contractual cash inflows
Equity securities	605,996	605,996	—	—	—	—
Debt securities	1,523,748	—	107,632	319,656	250,805	1,701,886
Loans	608,920	—	232,715	174,260	117,001	191,290
Term deposits	535,260	—	119,827	184,707	294,477	8,087
Statutory deposits - restricted	6,333	—	479	2,315	4,594	—
Securities purchased under agreements to resell	4,467	—	4,467	—	—	—
Accrued investment income	41,703	—	40,710	561	432	—
Premiums receivable	17,281	—	17,281	—	—	—
Cash and cash equivalents	53,306	—	53,306	—	—	—

Subtotal	3,397,014	605,996	576,417	681,499	667,309	1,901,263

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,552,736	—	179,925	209,603	(35,264)	(5,015,173)
Investment contracts	267,804	—	(24,020)	(29,900)	23,462	(606,662)
Contractual cash outflows
Securities sold under agreements to repurchase	118,088	—	(118,088)	—	—	—
Financial liabilities at fair value through profit or loss	3,859	(3,859)	—	—	—	—
Annuity and other insurance balances payable	51,019	—	(51,019)	—	—	—
Interest-bearing loans and other borrowings	20,045	—	(4,776)	(1,572)	(16,111)	—
Bonds payable	34,990	—	(332)	(2,996)	(37,996)	—
Lease liabilities	3,091	—	(1,331)	(1,491)	(440)	(74)

Subtotal	3,051,632	(3,859)	(19,641)	173,644	(66,349)	(5,621,909)

Net cash inflow/(outflow)	345,382	602,137	556,776	855,143	600,960	(3,720,646)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB122,510 million as at 31 December 2020 (as at 31 December 2019: RMB112,593 million). As at 31 December 2020, declared dividends of RMB82,154 million (as at 31 December 2019: RMB77,512 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB64,445 million and RMB220,973 million, respectively for the year ended 31 December 2020 (2019: RMB61,178 million and RMB204,037 million, respectively), payable within one year.

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

The Group is also subject to other local capital requirements, such as statutory deposits—restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 37, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Insurance Institution Solvency Regulations (No.1—No.17):

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Core capital	1,031,947	952,030
Actual capital	1,066,939	987,067
Minimum capital	396,749	356,953
Core solvency ratio	260%	267%
Comprehensive solvency ratio	269%	277%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

(i)	The unconsolidated structured entities that the Group has interest in

The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2020	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	158,182	8,232	8,232	Investment income and service fee
Funds managed by third parties	Note 1	99,649	99,649	Investment income
Trust schemes managed by affiliated entities	2,096	1,298	1,298	Investment income
Trust schemes managed by third parties	Note 1	63,229	63,229	Investment income
Debt investment schemes managed by affiliated entities	18,275	9,172	9,172	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	27,747	27,747	Investment income
Others managed by affiliated entities Note 2	290,937	12,681	12,681	Investment income and service fee
Others managed by third parties Note 2	Note 1	75,551	75,551	Investment income

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i)	The unconsolidated structured entities that the Group has interest in (continued)

	Unconsolidated structured entities
As at 31 December 2019	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	185,158	6,497	6,497	Investment income and service fee
Funds managed by third parties	Note 1	106,205	106,205	Investment income
Trust schemes managed by affiliated entities	6,400	3,588	3,588	Investment income and service fee
Trust schemes managed by third parties	Note 1	71,707	71,707	Investment income
Debt investment schemes managed by affiliated entities	34,025	14,832	14,832	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	37,112	37,112	Investment income
Others managed by affiliated entities Note 2	452,814	10,827	10,827	Investment income and service fee
Others managed by third parties Note 2	Note 1	98,003	98,003	Investment income

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

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in

As at 31 December 2020, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB686,989 million (as at 31 December 2019: RMB600,223 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2020, the management service fee from these structured entities was RMB2,092 million (2019: RMB1,749 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

As at 31 December 2020, assets classified as Level 1 accounted for approximately 36.56% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2020, assets classified as Level 2 accounted for approximately 41.77% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2020, assets classified as Level 3 accounted for approximately 21.67% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2020:

	Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	97,476	—	—	97,476
Common stocks	278,255	22,994	—	301,249
Preferred stocks	—	—	53,778	53,778
Wealth management products	—	13,013	—	13,013
Others	11,038	41,401	96,232	148,671
- Debt securities
Government bonds	5,838	43,418	—	49,256
Government agency bonds	25,297	143,716	—	169,013
Corporate bonds	2,408	133,617	—	136,025
Subordinated bonds/debts	6,244	75,551	—	81,795
Others	—	816	143,905	144,721
Securities at fair value through profit or loss
- Equity securities
Funds	16,731	104	—	16,835
Common stocks	48,334	524	—	48,858
Others	41	221	—	262
- Debt securities
Government bonds	336	1,302	—	1,638
Government agency bonds	972	3,450	—	4,422
Corporate bonds	2,957	83,837	9	86,803
Others	—	2,752	—	2,752

Total	495,927	566,716	293,924	1,356,567

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,732)	—	—	(3,732)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,742)	—	—	(3,742)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2020:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets	Total
	Debt securities	Equity securities	Debt securities
	RMB million	RMB million	RMB million	RMB million	RMB million
Opening balance	105,650	128,899	16	428	234,993
Purchases	38,486	19,953	—	—	58,439
Total gains/(losses) recorded in profit or loss	—	—	(7)	(121)	(128)
Total gains/(losses) recorded in other comprehensive income	653	7,127	—	—	7,780
Disposals or exercises	—	(5,969)	—	(307)	(6,276)
Maturity	(884)	—	—	—	(884)

Closing balance	143,905	150,010	9	—	293,924

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2019:

	Fair value measurement using
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs	Total
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	102,349	—	—	102,349
Common stocks	214,206	22,117	—	236,323
Preferred stocks	—	—	58,314	58,314
Wealth management products	—	32,640	—	32,640
Others	—	28,319	70,585	98,904
- Debt securities
Government bonds	2,620	21,138	—	23,758
Government agency bonds	24,305	146,884	—	171,189
Corporate bonds	5,360	143,095	—	148,455
Subordinated bonds/debts	1,069	52,853	—	53,922
Others	—	6,817	105,650	112,467
Securities at fair value through profit or loss
- Equity securities
Funds	16,023	78	—	16,101
Common stocks	40,070	211	—	40,281
Others	—	20	—	20
- Debt securities
Government bonds	33	8	—	41
Government agency bonds	362	6,497	—	6,859
Corporate bonds	7,999	69,200	16	77,215
Others	—	1,091	—	1,091
Derivative financial assets	—	—	428	428

Total	414,396	530,968	234,993	1,180,357

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,859)	—	—	(3,859)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,869)	—	—	(3,869)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2019:

	Available-for-sale securities		Securities at fair value through profit or loss	Derivative financial assets	Total assets	Derivative financial liabilities	Total liabilities
	Debt securities	Equity securities	Debt securities
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Opening balance	79,248	100,000	—	—	179,248	(1,877)	(1,877)
Purchases	35,453	46,561	—	—	82,014	—	—
Transferred into Level 3	—	—	16	—	16	—	—
Transferred out of Level 3	—	(15,866)	—	—	(15,866)	—	—
Total gains/(losses) recorded in profit or loss	—	—	—	428	428	404	404
Total gains/(losses) recorded in other comprehensive income	221	3,205	—	—	3,426	—	—
Disposals or exercises	(200)	(4,000)	—	—	(4,200)	1,473	1,473
Maturity	(9,072)	(1,001)	—	—	(10,073)	—	—

Closing balance	105,650	128,899	16	428	234,993	—	—

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2020, RMB12,084 million (2019: RMB13,307 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB9,825 million (2019: RMB9,716 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred from Level 1 to Level 2 (2019: same), whereas no material equity securities were transferred from Level 2 to Level 1 (2019: RMB853 million).

For the years ended 31 December 2020 and 2019, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2020 and 2019, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2020 and 31 December 2019:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2020: 28,162 31 December 2019: 26,265	Comparable companies approach	Discounts for lack of marketability	31 December 2020: 12%-35% 31 December 2019: 11%-35%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2020: 36,697 31 December 2019: 28,346	Net asset value method	N/A	N/A	N/A
	31 December 2020: 84,212 31 December 2019: 72,477	Discounted cash flow method	Discount rate	31 December 2020: 3.80%-6.07% 31 December 2019: 3.80%-6.38%	The fair value is inversely related to discount rate
Debt securities	31 December 2020: 143,905 31 December 2019: 105,666	Discounted cash flow method	Discount rate	31 December 2020: 3.88%-9.82% 31 December 2019: 3.02%-6.22%	The fair value is inversely related to discount rate
Derivative financial assets	31 December 2020: - 31 December 2019: 428	Comparable companies approach	Discounts for lack of marketability	31 December 2020: N/A 31 December 2019: 15%	The fair value is inversely related to the discounts for lack of marketability

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	480,593	115,089	16,583	—	—	612,265
- Term life	2,674	—	—	—	—
- Whole life	73,747	—	—	—	—
- Endowment	109,275	—	—	—	—
- Annuity	294,897	—	—	—	—
Net premiums earned	479,600	109,091	15,975	—	—	604,666
Investment income	140,963	9,202	462	3,870	—	154,497
Net realised gains on financial assets	13,523	877	44	139	—	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	—	21,900
Other income	1,284	75	—	10,404	(2,448)	9,315
Including: inter-segment revenue	—	—	—	2,448	(2,448)	—
Segment revenues	653,097	120,393	16,539	17,380	(2,448)	804,961

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	—	—	(113,609)
Accident and health claims and claim adjustment expenses	—	(44,987)	(7,408)	—	—	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	—	—	(414,797)
Investment contract benefits	(9,494)	(352)	—	—	—	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	—	—	—	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,265)	—	(84,342)
Finance costs	(2,798)	(183)	(7)	(759)	—	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,001)	—	(37,687)
Statutory insurance fund contribution	(833)	(302)	(94)	—	—	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,789)	2,448	(12,208)
Including: inter-segment expenses	(2,292)	(148)	(8)	—	2,448	—
Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,814)	2,448	(758,139)

Net gains on investments of associates and joint ventures	—	—	—	7,666	—	7,666
Including: share of profit of associates and joint ventures	—	—	—	8,336	—	8,336
Segment results	28,073	11,611	572	14,232	—	54,488

Income tax						(3,103)

Net profit						51,385

Attributable to
- Equity holders of the Company						50,268
- Non-controlling interests						1,117
Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	—	25,699
Depreciation and amortisation	3,086	1,118	351	606	—	5,161

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION (continued)

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,537,020	222,559	10,964	117,237	—	3,887,780
Others	10,076	14,939	675	239,584	—	265,274

Segment assets	3,547,096	237,498	11,639	356,821	—	4,153,054

Unallocated
Property, plant and equipment						52,747
Others						46,609

Total						4,252,410

Liabilities
Insurance contracts	2,767,642	195,487	10,096	—	—	2,973,225
Investment contracts	271,757	16,455	—	—	—	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	—	122,249
Others	84,668	6,013	370	23,288	—	114,339

Segment liabilities	3,233,223	225,025	10,824	28,953	—	3,498,025

Unallocated
Others						297,454

Total						3,795,479

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086
- Term life	2,584	—	—	—	—
- Whole life	61,612	—	—	—	—
- Endowment	113,950	—	—	—	—
- Annuity	268,416	—	—	—	—
Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,698	(1,673)	8,195
Including: inter-segment revenue	—	—	—	1,673	(1,673)	—
Segment revenues	594,756	108,611	15,491	12,289	(1,673)	729,474

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,910)	—	(40,275)
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)
Other expenses	(7,120)	(692)	(169)	(3,294)	1,673	(9,602)
Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—
Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,287)	1,673	(677,690)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011
Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159
Segment results	42,418	5,875	489	11,013	—	59,795

Income tax						(781)

Net profit						59,014

Attributable to
- Equity holders of the Company						58,287
- Non-controlling interests						727
Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847
Depreciation and amortisation	2,671	917	312	479	—	4,379

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION (continued)

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,111,140	183,142	10,080	76,907	—	3,381,269
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,890	—	3,625,886

Unallocated
Property, plant and equipment						51,758
Others						49,090

Total						3,726,734

Liabilities
Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,904	—	110,757

Segment liabilities	2,824,966	186,376	9,240	28,803	—	3,049,385

Unallocated
Others						268,007

Total						3,317,392

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
- Term life	3,145	—	—	—	—
- Whole life	46,375	—	—	—	—
- Endowment	126,318	—	—	—	—
- Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—
Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Net gains on investments of associates and joint ventures	—	—	—	7,745	—	7,745
Including: share of profit of associates and joint ventures	—	—	—	7,745	—	7,745
Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
- Equity holders of the Company						11,395
- Non-controlling interests						541
Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)
Depreciation and amortisation	1,589	505	202	342	—	2,638

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2020	44,771	8,368	1,364	14,378	2,619	71,500
Transfers upon completion	6,010	3	—	(6,456)	322	(121)
Additions	222	626	131	5,509	—	6,488
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(906)	(143)	—	(143)	(1,767)

As at 31 December 2020	50,428	8,091	1,352	11,333	2,798	74,002

Accumulated depreciation
As at 1 January 2020	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)
Charge for the year	(1,582)	(725)	(189)	—	(377)	(2,873)
Disposals	308	776	139	—	137	1,360

As at 31 December 2020	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020	37,319	2,658	461	11,332	977	52,747

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2019	37,262	7,658	1,340	16,902	2,191	65,353
Transfers upon completion	7,171	288	—	(8,164)	532	(173)
Additions	415	1,026	195	8,656	3	10,295
Transfers into investment properties	—	—	—	(2,977)	—	(2,977)
Disposals	(77)	(604)	(171)	(39)	(107)	(998)

As at 31 December 2019	44,771	8,368	1,364	14,378	2,619	71,500

Accumulated depreciation
As at 1 January 2019	(10,414)	(5,443)	(813)	—	(1,377)	(18,047)
Charge for the year	(1,397)	(620)	(190)	—	(283)	(2,490)
Other additions	(48)	—	—	—	—	(48)
Disposals	48	579	162	—	79	868

As at 31 December 2019	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)

Impairment
As at 1 January 2019	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2019	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2019	26,824	2,215	527	16,901	814	47,281

As at 31 December 2019	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020, the net book value of buildings above which were in process to obtain title certificates was RMB6,159 million (as at 31 December 2019: RMB8,852 million).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2020	4,686	2	4,688
Additions	1,157	1	1,158
Deductions	(413)	(1)	(414)

As at 31 December 2020	5,430	2	5,432

Accumulated depreciation
As at 1 January 2020	(1,167)	(1)	(1,168)
Charge for the year	(1,517)	(1)	(1,518)
Deductions	329	1	330

As at 31 December 2020	(2,355)	(1)	(2,356)

Impairment
As at 1 January 2020	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2020	—	—	—

Net book value
As at 1 January 2020	3,519	1	3,520

As at 31 December 2020	3,075	1	3,076

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

7	LEASES (continued)

(a)	Right-of-use assets (continued)

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2019	2,554	1	2,555
Additions	2,262	1	2,263
Deductions	(130)	—	(130)

As at 31 December 2019	4,686	2	4,688

Accumulated depreciation
As at 1 January 2019	—	—	—
Charge for the year	(1,196)	(1)	(1,197)
Deductions	29	—	29

As at 31 December 2019	(1,167)	(1)	(1,168)

Impairment
As at 1 January 2019	—	—	—
Charge for the year	—	—	—
Deductions	—	—	—

As at 31 December 2019	—	—	—

Net book value
As at 1 January 2019	2,554	1	2,555

As at 31 December 2019	3,519	1	3,520

The Group had no significant profit or loss from subleasing right-of-use assets or sale and leaseback transactions for the year ended 31 December 2020 (2019: same).

The Group’s right-of-use assets include the above assets and land use rights disclosed in Note 14.

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31	As at 31
	December 2020	December 2019
	RMB million	RMB million
Interest on lease liabilities	113	106
Depreciation charge of right-of-use assets	1,518	1,197
Expense relating to short-term leases	259	440
Expense relating to leases of low-value assets (except for short-term lease liabilities)	2	3

Total	1,892	1,746

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

8	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2020	12,898
Additions	2,487

As at 31 December 2020	15,385

Accumulated depreciation
As at 1 January 2020	(757)
Additions	(411)

As at 31 December 2020	(1,168)

Net book value
As at 1 January 2020	12,141

As at 31 December 2020	14,217

Fair value
As at 1 January 2020	14,870

As at 31 December 2020	17,285

Buildings RMB million
Cost
As at 1 January 2019	10,227
Additions	3,022
Deductions	(351)

As at 31 December 2019	12,898

Accumulated depreciation
As at 1 January 2019	(480)
Additions	(325)
Deductions	48

As at 31 December 2019	(757)

Net book value
As at 1 January 2019	9,747

As at 31 December 2019	12,141

Fair value
As at 1 January 2019	12,449

As at 31 December 2019	14,870

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

8	INVESTMENT PROPERTIES (continued)

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

As at 31 December 2020, the net book value of investment properties which were in process to obtain title certificates was RMB1,044 million (as at 31 December 2019: RMB5,809 million).

The fair value of investment properties of the Group as at 31 December 2020 amounted to RMB17,285 million (as at 31 December 2019: RMB14,870 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.

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

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2020 RMB million	2019 RMB million
As at 1 January	222,983	198,772
Change of the cost	13,997	18,590
Share of profit or loss	8,336	9,159
Declared dividends	(5,253)	(3,227)
Other equity movements	228	1,189
Impairment	(707)	(1,500)

As at 31 December	239,584	222,983

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

				Movement
	Accounting method	Cost	As at 31 December 2019	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2020	Percentage of equity interest	Accumulated amount of impairment
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	75,180	—	6,185	(550)	(841)	—	79,974	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,387	—	717	(178)	66	(707)	11,285	29.59%	(3,217)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	9,332	—	746	(271)	813	—	10,620	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,550	—	73	(10)	(1)	—	1,612	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,433	—	1,231	(1,998)	10	—	20,676	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,068	(28)	516	(193)	70	—	22,433	10.29%	—
Others (iv)	Equity Method	42,391	29,755	13,160	(1,032)	(789)	461	—	41,555		—

Subtotal		147,952	170,705	13,132	8,436	(3,989)	578	(707)	188,155		(3,217)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,849	—	100	(154)	(16)	—	5,779	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	5,140	—	(477)	—	73	—	4,736	75.00%	—
Others (iv)	Equity Method	42,786	41,289	865	277	(1,110)	(407)	—	40,914		—

Subtotal		56,723	52,278	865	(100)	(1,264)	(350)	—	51,429		—

Total		204,675	222,983	13,997	8,336	(5,253)	228	(707)	239,584		(3,217)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9.	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	The 2019 final dividend of RMB0.0639 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 23 June 2020. The Company received a cash dividend of RMB550 million.

(ii)

The 2019 final dividend of HKD0.026 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 20 May 2020. The Company received a cash dividend equivalent to RMB54 million. The 2020 interim dividend of HKD0.062 in cash per ordinary share was approved and declared by the Board of Directors of Sino-Ocean on 17 August 2020. The Company received a cash dividend equivalent to RMB124 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2020, the stock price of Sino-Ocean was HKD1.55 per share. As at 31 December 2019, the cumulative impairment loss of RMB2.51 billion for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment on 30 June 2020. A further impairment loss of RMB707 million was recognised for this investment valued using the discounted future cash flow method. On 31 December 2020, the Group continued to perform an impairment test to this investment and no further impairment loss should be made, which involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2019: 10% for properties under development and 8% for investment properties).

(iii)

The 2019 final dividend of RMB0.0604 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 22 May 2020. The Company received a cash dividend of RMB193 million. On 31 December 2020, China Unicom’s share price was RMB4.46 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its associates and joint ventures.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2020, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2019, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2020 and for the year ended 31 December 2020:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	3,027,972	263,528	106,930	20,567	34,933	582,475	10,306	24,196
Total liabilities	2,809,822	193,806	80,379	17,512	1,068	251,001	85	13,342
Total equity	218,150	69,722	26,551	3,055	33,865	331,474	10,221	10,854
Total equity attributable to equity holders of the associates and joint ventures	173,159	52,273	26,551	3,048	33,865	147,709	10,221	10,854
Total adjustments (i)	2,612	(6,528)	—	—	427	16,981	(1,552)	(4,540)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	175,771	45,745	26,551	3,048	34,292	164,690	8,669	6,314
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	79,974	14,502	10,620	1,612	20,676	22,433	5,779	4,736
Impairment	—	(3,217)	—	—	—	—	—	—
Net carrying value of the investments	79,974	11,285	10,620	1,612	20,676	22,433	5,779	4,736

Total revenues	80,525	61,271	77,990	2,193	5,259	306,490	360	853
Net profit/(loss)	13,812	4,675	1,730	208	2,823	12,525	339	185
Other comprehensive income	(1,944)	630	1,991	(5)	—	(1,706)	(25)	650
Total comprehensive income	11,868	5,305	3,721	203	2,823	10,819	314	835

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

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

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2020 and 31 December 2019. The Group had a capital contribution commitment of RMB25,364 million with joint ventures as at 31 December 2020 (as at 31 December 2019: RMB24,430 million). The capital contribution commitment amount has been included in the capital commitments in Note 40.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Debt securities
Government bonds	265,198	215,928
Government agency bonds	617,515	401,799
Corporate bonds	201,988	198,322
Subordinated bonds/debts	104,668	112,702

Total	1,189,369	928,751

Debt securities
Listed in Mainland, PRC	215,671	209,123
Listed in Hong Kong, PRC	148	157
Listed overseas	70	62
Unlisted (i)	973,480	719,409

Total	1,189,369	928,751

(i)	Unlisted debt securities include those traded on the Chinese interbank market.

As at 31 December 2020, an accumulated impairment loss of RMB20 million (2019: RMB17 million) for the investment of held-to-maturity securities has been recognised by the Group.

	As at 31 December 2020			As at 31 December 2019
Debt securities - fair value and hierarchy	Level 1 RMB million	Level 2 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Total RMB million
Government bonds	37,134	238,636	275,770	15,749	212,449	228,198
Government agency bonds	71,715	559,488	631,203	57,955	357,058	415,013
Corporate bonds	4,433	205,440	209,873	7,914	198,879	206,793
Subordinated bonds/debts	12,332	96,362	108,694	—	118,571	118,571

Total	125,614	1,099,926	1,225,540	81,618	886,957	968,575

Debt securities - Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	25,520	24,454
After one year but within five years	146,463	128,266
After five years but within ten years	206,134	241,372
After ten years	811,252	534,659

Total	1,189,369	928,751

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Policy loans (i)	200,730	174,872
Other loans	460,248	436,766

Total	660,978	611,638

Impairment	(2,443)	(2,718)

Net value	658,535	608,920

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	231,291	213,937
After one year but within five years	287,196	229,415
After five years but within ten years	114,885	129,596
After ten years	27,606	38,690

Total	660,978	611,638

Impairment	(2,443)	(2,718)

Net value	658,535	608,920

(i)	As at 31 December 2020, maturities of policy loans were within 6 months (as at 31 December 2019: same).

10.3	Term deposits

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	63,079	107,039
After one year but within five years	480,848	420,191
After five years but within ten years	1,740	8,030

Total	545,667	535,260

As at 31 December 2020, the Group’s term deposits of RMB750 million (as at 31 December 2019: RMB3,491 million) were deposited in banks to back overseas borrowings and are restricted to use.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS (continued)

10.4	Statutory deposits - restricted

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Contractual maturity schedule:
Within one year	—	180
After one year but within five years	6,333	6,153

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	49,256	23,758
Government agency bonds	169,013	171,189
Corporate bonds	136,025	148,455
Subordinated bonds/debts	81,795	53,922
Others (i)	144,721	112,467

Subtotal	580,810	509,791

Equity securities
Funds	97,476	102,349
Common stocks	301,249	236,323
Preferred stocks	53,778	58,314
Wealth management products	13,013	32,640
Others (i)	148,671	98,904

Subtotal	614,187	528,530

Available-for-sale securities, at cost
Equity securities
Others (i)	20,606	20,636

Total	1,215,603	1,058,957

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Debt securities
Listed in Mainland, PRC	42,154	46,505
Unlisted	538,656	463,286

Subtotal	580,810	509,791

Equity securities
Listed in Mainland, PRC	200,254	152,293
Listed in Hong Kong, PRC	108,493	95,428
Listed overseas	278	1,458
Unlisted	325,768	299,987

Subtotal	634,793	549,166

Total	1,215,603	1,058,957

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities - Contractual maturity schedule	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within one year	36,870	26,075
After one year but within five years	125,202	155,110
After five years but within ten years	271,394	226,421
After ten years	147,344	102,185

Total	580,810	509,791

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Debt securities
Government bonds	1,638	41
Government agency bonds	4,422	6,859
Corporate bonds	86,803	77,215
Others	2,752	1,091

Subtotal	95,615	85,206

Equity securities
Funds	16,835	16,101
Common stocks	48,858	40,281
Others	262	20

Subtotal	65,955	56,402

Total	161,570	141,608

Debt securities
Listed in Mainland, PRC	32,333	35,804
Listed in Hong Kong, PRC	72	102
Listed overseas	262	167
Unlisted	62,948	49,133

Subtotal	95,615	85,206

Equity securities
Listed in Mainland, PRC	51,629	39,770
Listed in Hong Kong, PRC	80	611
Listed overseas	4,213	6,418
Unlisted	10,033	9,603

Subtotal	65,955	56,402

Total	161,570	141,608

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

10	FINANCIAL ASSETS (continued)

10.7	Derivative financial assets

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Forward contracts	—	428

The derivative financial assets of the Company above were all forward contracts to purchase equity securities. The fair value was based on active quoted price of the equity security with consideration of discounts for lack of marketability, which was classified as Level 3.

10.8	Securities purchased under agreements to resell

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Maturing:
Within 30 days	7,947	4,467

Total	7,947	4,467

10.9	Accrued investment income

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Bank deposits	12,570	12,310
Debt securities	26,454	25,048
Others	6,176	4,345

Total	45,200	41,703

Current	44,197	40,710
Non-current	1,003	993

Total	45,200	41,703

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Held-to-maturity securities (ii)	1,189,369	928,751	1,225,540	968,575
Loans (iii)	658,535	608,920	667,545	623,840
Term deposits	545,667	535,260	545,667	535,260
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,194,997	1,038,321	1,194,997	1,038,321
Securities at fair value through profit or loss	161,570	141,608	161,570	141,608
Derivative financial assets	—	428	—	428
Securities purchased under agreements to resell	7,947	4,467	7,947	4,467
Cash and cash equivalents	56,629	53,306	56,629	53,306
Investment contracts (iii)	(288,212)	(267,804)	(276,521)	(260,592)
Financial liabilities at fair value through profit or loss	(3,732)	(3,859)	(3,732)	(3,859)
Securities sold under agreements to repurchase	(122,249)	(118,088)	(122,249)	(118,088)
Bonds payable	(34,992)	(34,990)	(35,602)	(35,551)
Interest-bearing loans and borrowings	(19,556)	(20,045)	(19,556)	(20,045)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

12	PREMIUMS RECEIVABLE

As at 31 December 2020, the carrying value of premiums receivable within one year was RMB20,458 million (as at 31 December 2019: RMB17,205 million).

13	REINSURANCE ASSETS

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Long-term insurance contracts ceded (Note 15)	4,228	3,839
Due from reinsurance companies	1,135	808
Ceded unearned premiums (Note 15)	523	369
Claims recoverable from reinsurers (Note 15)	209	145

Total	6,095	5,161

Current	1,867	1,318
Non-current	4,228	3,843

Total	6,095	5,161

14	OTHER ASSETS

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Land use rights (i)	8,056	7,830
Disbursements	5,866	5,946
Automated policy loans	3,522	3,377
Tax prepaid	2,257	5,615
Investments receivable and prepaid	1,559	2,665
Due from related parties	722	757
Prepayments to constructors	187	847
Others	6,852	6,992

Total	29,021	34,029

Current	19,706	24,175
Non-current	9,315	9,854

Total	29,021	34,029

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)

For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount the rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 31 December 2020	4.85%
As at 31 December 2019	4.85%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin are as follows:

Discount rate assumptions
As at 31 December 2020	3.09%~4.80%
As at 31 December 2019	3.52%~4.83%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period, including the consideration of risk margin.

(ii)

The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2010-2013), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2020	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2019	45.00	0.85%~0.90%	25.00	0.90%

(iv)

The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)

The Group applied a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2020	As at 31 December 2019
	RMB million	RMB million
Gross
Long-term insurance contracts	2,936,533	2,521,331
Short-term insurance contracts
- Claims and claim adjustment expenses	21,991	18,404
- Unearned premiums	14,701	13,001

Total, gross	2,973,225	2,552,736

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(4,228)	(3,839)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 13)	(209)	(145)
- Unearned premiums (Note 13)	(523)	(369)

Total, ceded	(4,960)	(4,353)

Net
Long-term insurance contracts	2,932,305	2,517,492
Short-term insurance contracts
- Claims and claim adjustment expenses	21,782	18,259
- Unearned premiums	14,178	12,632

Total, net	2,968,265	2,548,383

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2020	2019
	RMB million	RMB million
Notified claims	2,781	2,536
Incurred but not reported	15,623	12,269

Total as at 1 January - Gross	18,404	14,805

Cash paid for claims settled
- Cash paid for current year claims	(32,804)	(33,244)
- Cash paid for prior year claims	(16,682)	(14,551)
Claims incurred
- Claims arising in current year	52,589	49,727
- Claims arising in prior years	484	1,667

Total as at 31 December - Gross	21,991	18,404

Notified claims	4,319	2,781
Incurred but not reported	17,672	15,623

Total as at 31 December - Gross	21,991	18,404

The table below presents movements in unearned premium reserves:

	2020			2019
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	13,001	(369)	12,632	11,432	(370)	11,062
Increase	14,701	(523)	14,178	13,001	(369)	12,632
Release	(13,001)	369	(12,632)	(11,432)	370	(11,062)

As at 31 December	14,701	(523)	14,178	13,001	(369)	12,632

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

15	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2020	2019
	RMB million	RMB million
As at 1 January	2,521,331	2,189,794
Premiums	536,150	497,570
Release of liabilities (i)	(288,959)	(282,189)
Accretion of interest	129,679	114,234
Change in assumptions
- Change in discount rates	35,071	(4,906)
- Change in other assumptions (ii)	3,472	7,308
Other movements	(211)	(480)

As at 31 December	2,936,533	2,521,331

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)

For the year ended 31 December 2020, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB2,081 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,391 million.

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

16	INVESTMENT CONTRACTS

	As at 31 December 2020	As at 31 December 2019
	RMB million	RMB million
Investment contracts with DPF at amortised cost	64,950	61,657
Investment contracts without DPF
- At amortised cost	223,252	206,137
- At fair value through profit or loss	10	10

Total	288,212	267,804

The table below presents movements of investment contracts with DPF:

	2020	2019
	RMB million	RMB million
As at 1 January	61,657	59,129
Deposits received	5,000	4,238
Deposits withdrawn, payments on death and other benefits	(3,008)	(2,959)
Policy fees deducted from account balances	(39)	(38)
Interest credited	1,340	1,287

As at 31 December	64,950	61,657

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Guaranteed loans	11 January 2020	1.50%	—	989
Credit loans	6 November 2020	LIBOR+2.70%(i)	—	126
Guaranteed loans	6 December 2020	EURIBOR +3.80%(ii)	—	3,126
Credit loans	4 January 2021	1.80%	626	—
Guaranteed loans	13 January 2021	1.50%	1,015	—
Credit loans	18 January 2021(iii)	2.50%	—	523
Guaranteed loans	9 March 2022	EURIBOR+3.00%(iv)	883	—
Guaranteed loans	8 September 2023	3.10%	2,648	—
Credit loans	25 June 2024	3.08%	2,444	2,515
Credit loans	16 September 2024	3.30%	5,611	5,999
Credit loans	27 September 2024	USD LIBOR+1.00%(v)	6,329	6,767

Total			19,556	20,045

(i)	2.70% when LIBOR is negative.

(ii)	3.80% when EURIBOR is negative.

(iii)	The loan has been repaid in advance.

(iv)	3.00% when EURIBOR is negative.

(v)	1.00% when USD LIBOR is negative.

18	BONDS PAYABLE

As at 31 December 2020, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,992 million (as at 31 December 2019: RMB34,990 million), and the fair value of RMB35,602 million (as at 31 December 2019: RMB35,551 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
22 March 2019	22 March 2029	4.28%	35,000	35,000

Total			35,000	35,000

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

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2020	As at 31 December 2019
	RMB million	RMB million
Interbank market	97,974	63,631
Stock exchange market	24,275	54,457

Total	122,249	118,088

Maturing:
Within 30 days	122,101	117,928
More than 30 days within 90 days	140	—
After 90 days	8	160

Total	122,249	118,088

As at 31 December 2020, bonds with a carrying value of RMB113,454 million (as at 31 December 2019: RMB92,011 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2020, the carrying value of securities deposited in the collateral pool was RMB256,062 million (as at 31 December 2019: RMB256,700 million). The collateral is restricted from trading during the period of the repurchase transaction.

20	OTHER LIABILITIES

	As at 31 December 2020	As at 31 December 2019
	RMB million	RMB million
Payable to the third-party holders of consolidated structured entities	42,654	21,400
Interest payable to policyholders	16,139	14,113
Salary and welfare payable	11,318	11,475
Brokerage and commission payable	7,051	7,418
Payable to constructors	2,594	3,329
Agent deposits	1,811	1,998
Interest payable of debt instruments	1,320	1,327
Tax payable	889	674
Stock appreciation rights (Note 31)	493	748
Others	20,157	18,632

Total	104,426	81,114

Current	104,426	81,114
Non-current	—	—

Total	104,426	81,114

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

21	STATUTORY INSURANCE FUND

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

22	INVESTMENT INCOME

	For the year ended 31 December
	2020	2019	2018
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	44,757	38,229	34,657
- available-for-sale securities	22,695	21,373	22,991
- at fair value through profit or loss	3,482	3,546	3,869
Equity securities
- available-for-sale securities	24,185	21,823	16,492
- at fair value through profit or loss	798	981	1,284
Bank deposits	25,860	26,695	22,699
Loans	31,948	27,111	22,894
Securities purchased under agreements to resell	772	161	281

Total	154,497	139,919	125,167

For the year ended 31 December 2020, the interest income included in investment income was RMB129,514 million (2019: RMB117,115 million, 2018: RMB107,391 million). All interest income was accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2020	2019	2018
	RMB million	RMB million	RMB million
Debt securities
Realised gains (i)	1,287	3,714	399
Impairment (ii)	288	(3,749)	(42)

Subtotal	1,575	(35)	357

Equity securities
Realised gains (i)	24,925	4,504	(11,785)
Impairment (ii)	(11,917)	(2,638)	(8,163)

Subtotal	13,008	1,866	(19,948)

Total	14,583	1,831	(19,591)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

23	NET REALISED GAINS ON FINANCIAL ASSETS (continued)

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)

During the year ended 31 December 2020, the Group recognised an impairment charge of RMB111 million (2019: RMB888 million, 2018: RMB4,542 million) of available-for-sale funds, an impairment charge of RMB11,732 million (2019: RMB1,750 million, 2018: RMB3,621 million) of available-for-sale stock securities, an impairment charge of RMB74 million (2019: nil, 2018: nil) of available-for-sale other equity securities, an impairment reverse of RMB16 million (2019: an impairment charge of RMB1,027 million, 2018: nil) of available-for-sale debt securities, an impairment reverse of RMB275 million (2019: an impairment charge of RMB2,718 million, 2018: nil) of loans and an impairment charge of RMB3 million (2019: RMB4 million, 2018: RMB42 million) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2020	2019	2018
	RMB million	RMB million	RMB million
Debt securities	(583)	778	2,006
Equity securities	22,997	18,279	(18,938)
Stock appreciation rights	255	(258)	343
Financial liabilities at fair value through profit or loss	(648)	(380)	188
Derivative financial instruments	(121)	832	(1,877)

Total	21,900	19,251	(18,278)

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

26	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

27	FINANCE COSTS

	For the year ended 31 December
	2020 RMB million	2019 RMB million	2018 RMB million
Interest expenses for securities sold under agreements to repurchase	1,565	2,392	3,565
Interest expenses for bonds payable	1,503	1,168	—
Interest expenses for interest-bearing loans and borrowings	566	589	551
Interest on lease liabilities	113	106	—

Total	3,747	4,255	4,116

28	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2020 RMB million	2019 RMB million	2018 RMB million
Employee salaries and welfare costs	19,523	20,125	19,268
Housing benefits	1,317	1,189	1,061
Contribution to the defined contribution pension plan	2,455	2,905	2,531
Depreciation and amortisation	5,161	4,379	2,638
Foreign exchange losses/(gains)	(119)	67	194
Remuneration in respect of audit services provided by auditors	63	60	59

29	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2020 RMB million	2019 RMB million	2018 RMB million
Current taxation - Enterprise income tax	6,588	614	6,397
Deferred taxation	(3,485)	167	(4,412)

Total tax charges	3,103	781	1,985

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2019: 25%, 2018: 25%) is as follows:

	For the year ended 31 December
	2020 RMB million	2019 RMB million	2018 RMB million
Profit before income tax	54,488	59,795	13,921
Tax computed at the statutory tax rate	13,622	14,949	3,480
Adjustment on current income tax of previous period (i)	(464)	(5,228)	(324)
Non-taxable income (ii)	(10,787)	(9,589)	(6,771)
Expenses not deductible for tax purposes (ii)	202	313	5,319
Unused tax losses	495	239	25
Tax losses utilised from previous periods	—	—	(86)
Others	35	97	342

Income tax at the effective tax rate	3,103	781	1,985

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

29	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2019: 25%, 2018: 25%) is as follows (continued):

(i)

According to Cai Shui [2019] No.72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to subsequent years. This notice issued above was effective from 1 January 2019 and applicable to the final settlement and payment of enterprise income tax filing for the year ended 31 December 2018. Accordingly, the Company’s current income tax for the year ended 31 December 2019 was deducted by RMB5,154 million regarding to the final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2020 and 31 December 2019, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Deferred tax assets	17,174	13,352
Deferred tax liabilities	(32,373)	(23,554)

Net deferred tax assets	87	128
Net deferred tax liabilities	(15,286)	(10,330)

As at 31 December 2020 and 31 December 2019, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	1,985	(2,428)	276	(167)
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	(16,260)	—	(16,260)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880
- Others	—	88	—	88

As at 31 December 2019	1,557	(14,673)	2,914	(10,202)

As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
(Charged)/credited to net profit	1,787	1,759	(61)	3,485
(Charged)/credited to other comprehensive income
- Available-for-sale securities	—	(9,446)	—	(9,446)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	990	—	—	990
- Others	—	(26)	—	(26)

As at 31 December 2020	4,334	(22,386)	2,853	(15,199)

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

29	TAXATION (continued)

(c)	As at 31 December 2020 and 31 December 2019, the amounts of deferred tax assets and liabilities are as follows (continued):

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

Unrecognised deductible tax losses of the Group amounted to RMB3,300 million as at 31 December 2020 (as at 31 December 2019: RMB1,321 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2020 (as at 31 December 2019: RMB1 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	10,882	7,508
- deferred tax assets to be recovered within 12 months	6,292	5,844

Subtotal	17,174	13,352

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(28,107)	(19,906)
- deferred tax liabilities to be settled within 12 months	(4,266)	(3,648)

Subtotal	(32,373)	(23,554)

Net deferred tax liabilities	(15,199)	(10,202)

30	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2020 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2019: same).

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

As at 31 December 2020, there were 55.01 million units outstanding and exercisable (as at 31 December 2019: same). As at 31 December 2020, the amount of intrinsic value for the vested stock appreciation rights was RMB480 million (as at 31 December 2019: RMB735 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 35% to 40%, an expected dividend yield of no higher than 6% and a risk-free interest rate ranging from 0.03% to 0.51%.

The Company recognised a gain of RMB255 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2020 (2019: fair value loss of RMB258 million, 2018: fair value gain of RMB343 million). RMB480 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2020 (as at 31 December 2019: RMB735 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2020 (as at 31 December 2019: nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 29 June 2020, a final dividend of RMB0.73 (inclusive of tax) per ordinary share totalling RMB20,633 million in respect of the year ended 31 December 2019 was declared and paid in 2020. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2020.

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

A distribution of RMB201 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2020 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

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

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2021, a final dividend of RMB0.64 (inclusive of tax) per ordinary share totalling approximately RMB18,089 million for the year ended 31 December 2020 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2020.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

Sino-Ocean, China Unicom, CGB and certain associates of the Group, have adopted IFRS 9. According to IFRS 4 Amendments, the Group elected not to apply uniform accounting policies when using the equity method for these associates.

(a)	The tables below present the fair value of the following groups and fair value changes for the years of financial assets (i) under IFRS 9:

	Fair value as at 31 December
	2020 RMB million	2019 RMB million
Held for trading financial assets	161,570	141,608
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	1,978,361	1,615,856
- Financial assets with contractual terms that do not give rise to SPPI	929,597	860,644

Total	3,069,528	2,618,108

	Fair value changes for the year ended 31 December
	2020 RMB million	2019 RMB million
Held for trading financial assets	22,414	19,057
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
-Financial assets with contractual terms that give rise to SPPI	(11,064)	6,029
-Financial assets with contractual terms that do not give rise to SPPI	55,151	77,741

Total	66,501	102,827

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount (iii)
	As at 31 December 2020 RMB Million	As at 31 December 2019 RMB Million
Domestic
Rating not required (iv)	719,142	657,905
AAA	1,207,034	893,336
AA+	4,197	7,671
AA	170	1,163
AA-	3,000	3,000

Subtotal	1,933,543	1,563,075

Overseas
AAA	—	30
A+	25	4,014
A	3,654	3,541
A-	45	35
BBB+	112	135
BBB-	13	14
Not rated	24	25

Subtotal	3,873	7,794

Total	1,937,416	1,570,869

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2020
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	7,367	4,966
Overseas	24	4

Total	7,391	4,970

	As at 31 December 2019
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	11,834	8,237
Overseas	25	9
Total	11,859	8,246

(ii)

Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.

(iv)	Mainly including government bonds and policy financial bonds.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China

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

			Immediate and ultimate holding company	State-owned	Wang Bin

(b)	Subsidiaries

Refer to Note 34(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2019 million	Increase million	Decrease million	As at 31 December 2020 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	—	—	RMB1,991
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,530	—	—	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484

(i)

The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB1,786	100.00% directly	RMB205	—	RMB1,991	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	—	RMB6,800	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	—	100.00% directly	RMB95	—	RMB95	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—	RMB1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—	RMB1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	—	—	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—	USD2	100.00% indirectly

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries (continued)	As at 31 December 2019				As at 31 December 2020
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Guo Yang Guo Sheng	RMB3,150	99.997% directly	—	RMB315	RMB2,835	89.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB606	99.98% directly	—	RMB35	RMB571	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB606	99.98% directly	—	RMB35	RMB571	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	RMB4,000	99.98% directly	RMB12	—	RMB4,012	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	RMB533	99.98% directly	—	—	RMB533	99.98% directly
Shengyi Jingsheng	RMB1,063	100.00% indirectly	—	—	RMB1,063	100.00%indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	RMB2,859	99.99% directly	RMB801	—	RMB3,660	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	RMB10	99.95% directly	RMB285	—	RMB295	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”) (i)	—	—	RMB9	—	RMB9	99.90% directly
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund I”) (i)	—	—	RMB1	—	RMB1	99.99% directly

(i)	CL Pension Industry and China Life Qihang Fund I were newly included in the consolidated financial statements of the Group for the year ended 31 December 2020.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2020	2019	2018
	Notes	RMB million	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i) (viii)	564	575	629
Asset management fee received from CLIC	(ii.a)	125	89	100
Distribution of dividends from the Company to CLIC		14,106	3,092	7,729
Distribution of profits from AMC to CLIC		147	122	128
Asset management fee received from CL Overseas	(ii.b)	73	86	63
Asset management fee received from CLP&C	(ii.c)	41	14	14
Payment of insurance premium to CLP&C		52	48	47
Claim and other payments received from CLP&C		14	16	14
Agency fee received from CLP&C	(iii)(viii)	2,211	2,297	2,959
Rental and a service fee received from CLP&C		54	51	50
Dividend from CLP&C (Note 9)		271	—	66
Payment of rental, project fee and other expenses to CLRE		43	43	45
Property leasing expenses charged by CLI	(iv)	71	78	83
Retained asset management fee received from CLI		3	13	7
Payment of asset management fee to CLI	(ii.d) (viii)	651	653	529
Property leasing income received from CLI		63	39	37
Payment of real estate purchase to CLI		135	5	1
Payment of a operation management service fee to CLHI	(vii)	106	—	—
Payment of a business management service fee to CL Ecommerce		—	—	53
Transactions between CGB and the Group
Interest on deposits received from CGB		2,938	2,584	1,425
Commission expenses charged by CGB	(v)	189	158	112
Dividend from CGB (Note 9)		550	284	—
Capital contribution to CGB		—	—	13,012
Transactions between Sino-Ocean and the Group
Dividend from Sino-Ocean (Note 9)		178	369	558
Interest of corporate bonds received from Sino-Ocean		26	27	27
Management fee charged by Sino-Ocean		30	2	2
Transaction between EAP and the Group
Contribution to EAP		1,140	1,003	593
Transaction between other associates and joint ventures and the Group
Distribution of profits from other associates and joint ventures to the Group (Note 9)		4,254	2,574	2,279
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.e) (viii)	2,089	1,353	1,326
Distribution of profits from AMC		220	183	193
Transactions between Pension Company and the Company
Rental received from Pension Company		68	54	45
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(vi)	57	54	43
Marketing fee income for promotion of annuity business from Pension Company		14	8	13
Transaction between AMC HK and the Company
Payment of an asset management fee to AMC HK	(ii.f)	18	18	18
Transaction between Suzhou Pension Company and the Company
Capital contribution to Suzhou Pension Company		205	200	—
Transaction between Rui Chong Company and the Company
Rental fee charged by Rui Chong Company		45	47	47

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
		2020	2019	2018
	Notes	RMB million	RMB million	RMB million
Transaction between CL Hotel Investor, L.P. and the Company
Capital contribution to CL Hotel Investor, L.P.		95	—	—
Transaction between CL Health and the Company
Capital withdrawal from CL Health		—	200	—
Transaction between Guo Yang Guo Sheng and the Company
Capital withdrawal from Guo Yang Guo Sheng		—	100	—
Transaction between Yuan Shu Yuan Jiu and the Company
Capital withdrawal from Yuan Shu Yuan Jiu		35	—	—
Transaction between Yuan Shu Yuan Pin and the Company
Capital withdrawal from Yuan Shu Yuan Pin		35	—	—
Transaction between Shanghai Wansheng and the Company
Capital contribution to Shanghai Wansheng		12	—	—
Transaction between CG Investments and the Company
Capital contribution to CG Investments		801	—	—
Transaction between CL Guang De and the Company
Capital contribution to CL Guang De		285	10	—
Transaction between other associates and joint ventures and the Company
Distribution of profits from other associates and joint ventures to the Company		3,864	2,210	1,424
Transactions between the consolidated structured entities/other subsidiaries and the Company
Distribution of profits from the consolidated structured entities to the Company		14,429	10,965	8,247
Distribution of profits from the other subsidiaries to the Company		301	206	426

Notes:

(i)

On 26 December 2017, the Company and CLIC renewed a renewable insurance agency agreement, effective from 1 January 2018 to 31 December 2020. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.0 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income. On 31 December 2020, the Company and the CLIC renewed the insurance agency agreement. This agreement is effective from 1 January 2021 to 31 December 2021.

(ii.a)

In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a seasonal basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. The annual rate of the basic service fee has been changed from 0.05% to 0.08%, and the other terms mentioned above remain unchanged.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

(ii.c)

On 15 May 2018, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2018 to 31 December 2019. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. From 1 January 2020, the agreement automatically renewed for one year. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance. On 1 July 2020, CLP&C formulated asset management investment guidelines. The guidelines were effective from 1 July 2020 and modified the fixed service fee rate with AMC from the annual investment management fee rate for assets of each category under management to 0.08%, while the other terms above remained unchanged.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)

On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from 1 January 2019 to 31 December 2021. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The fixed annual service fee was calculated and payable on a seasonal basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. The calculation method of the fixed annual service fee has been changed from five ten thousandths of the net value of the total investment assets to daily accrued fixed service fee by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360. The other terms above remain unchanged. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

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

(iii)

On 31 January 2018, the Company and CLP&C signed a new insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021.

(iv)

On 29 December 2017, the Company renewed a property leasing agreement with CLI, effective from 1 January 2018 to 31 December 2020, pursuant to which CLI leased to the Company certain buildings of its own. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental. On 31 December 2020, the Company renewed a property leasing agreement with CLI, effective from 1 January 2021 to 31 December 2021.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(v)

On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022.

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

(vi)

On 1 January 2019, the Company and Pension Company renewed an entrusted agency agreement for pension business acted by life business. The agreement is effective from 1 January 2019 to 31 December 2021. The business means that Pension Company entrusted the Company to sell enterprise annuity funds, pension security business, occupational pension business and the third-party asset management business. The commissions agreed upon in the agreement include the daily business commissions and the annual promotional plans commissions. According to the agreement, the commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management services, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), decreasing annually. The commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the commissions of occupation annuity and third-party asset management business are in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vii)

On 25 November 2020, the Company and CLHI signed a new aged-care projects management service agreement, effective from 1 January 2020 to 31 December 2021. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a seasonal basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.7%.

(viii)

These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and corporate bonds issued by Sino-Ocean.

	As at 31 December 2020	As at 31 December 2019
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	348	334
Amount due from CL Overseas	43	56
Amount due from CLP&C	245	334
Amount due to CLP&C	(22)	(31)
Amount due from CLI	32	18
Amount due to CLI	(447)	(401)
Amount due from CLRE	2	2
Amount due to CLHI	(38)	—
Amount deposited with CGB	71,419	59,420
Wealth management products and other financial instruments of CGB	603	844
Amount due from CGB	1,240	894
Amount due to CGB	(51)	(75)
Corporate bonds of Sino-Ocean	361	922
Amount due from Sino-Ocean	7	8
Amount due from CL Ecommerce	12	13
Amount due to CL Ecommerce	(17)	(68)
The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(1,293)	(381)
Amount due to AMC HK	(8)	(9)
Amount due from Pension Company	39	30
Amount due to Pension Company	(43)	(35)
Amount due from Rui Chong Company	114	118

(i)	Key management personnel compensation

	For the year ended 31 December
	2020	2019	2018
	RMB million	RMB million	RMB million
Salaries and other benefits	15	29	34

The total compensation package for the Company’s key management personnel for the year ended 31 December 2020 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2019 has been approved by the relevant authorities. The total compensation of 2019 was RMB29 million, including a deferred payment about RMB6 million.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

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

As at 31 December 2020, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2020, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

35	SHARE CAPITAL

	As at 31 December 2020		As at 31 December 2019
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2020, the Company’s share capital was as follows:

		As at 31 December 2020
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

36	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2019 RMB million	Increase RMB million	Decrease RMB million	As at 31 December 2020 RMB million
Core Tier 2 Capital Securities	7,791	—	(7,791)	—

Total	7,791	—	(7,791)	—

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and listed such securities on the Stock Exchange of Hong Kong Limited on 6 July 2015. The securities were issued in the specified denomination of USD200,000 and integral multiples of USD1,000 in excess thereof. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. Distributions shall be payable on the securities semi-annually and the Company has the option to redeem the securities at the end of the fifth year after issuance and on any distribution payment date thereafter. The initial distribution rate for the first five interest-bearing years is 4.00% and if the Company does not exercise this option, the rate of distribution will be reset based on the comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter. The Company has redeemed the securities at the end of the fifth year.

(b)	Equity attributable to equity holders

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Equity attributable to equity holders of the Company	450,051	403,764
Equity attributable to ordinary equity holders of the Company	450,051	395,973
Equity attributable to other equity instruments holders of the Company	—	7,791
Equity attributable to non-controlling interests	6,880	5,578
Equity attributable to ordinary equity holders of non-controlling interests	6,880	5,578

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2020.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

37	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million (b)	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non- reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)		(c)
As at 1 January 2018	53,860	1,281	(1,986)	(717)	33,384	30,152	30,541	(840)	—	145,675
Other comprehensive income for the year	—	—	(3,426)	770	—	—	—	586	—	(2,070)
Appropriation to reserves	—	—	—	—	1,275	3,218	1,392	—	—	5,885
Others	—	(197)	—	—	—	—	—	—	—	(197)

As at 31 December 2018	53,860	1,084	(5,412)	53	34,659	33,370	31,933	(254)	—	149,293

Effect of associates’ adoption of new accounting standards	—	—	—	16	—	—	—	—	—	16
As at 1 January 2019	53,860	1,084	(5,412)	69	34,659	33,370	31,933	(254)	—	149,309
Other comprehensive income for the year	—	—	34,006	687	—	—	—	230	(76)	34,847
Appropriation to reserves	—	—	—	—	5,857	1,275	5,955	—	—	13,087
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(86)	(86)
Others	—	64	—	—	—	—	—	—	—	64

As at 31 December 2019	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221

As at 1 January 2020	53,860	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,221
Other comprehensive income for the year	—	—	25,674	646	—	—	—	(965)	344	25,699
Appropriation to reserves	—	—	—	—	5,009	5,857	5,159	—	—	16,025
Others	—	(1,055)	—	—	—	—	—	—	—	(1,055)

As at 31 December 2020	53,860	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,890

(a)

Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB5,009 million for the year ended 31 December 2020 (2019: RMB5,857 million, 2018: RMB1,275 million).

(b)

Approved at the Annual General Meeting in June 2020, the Company appropriated RMB5,857 million to the discretionary reserve fund for the year ended 31 December 2019 based on net profit under CAS (2019: RMB1,275 million, 2018: RMB3,218 million).

(c)

Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2020, the Company appropriated 10% of net profit under CAS which amounted to RMB5,009 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2019: RMB5,857 million, 2018: RMB1,275 million). In addition, pursuant to the CAS, the Group appropriated RMB150 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2019: RMB98 million, 2018: RMB117 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

38	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third- party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2018	18,794	—	—	87,309	6,252	127	112,482
Changes from financing cash flows	727	—	—	104,832	3,155	(3,990)	104,724
Foreign exchange movement	629	—	—	—	—	—	629
Interest expense	—	—	—	—	—	4,115	4,115

At 31 December 2018	20,150	—	—	192,141	9,407	252	221,950

At 1 January 2019	20,150	—	2,185	192,141	9,407	252	224,135
Changes from financing cash flows	(242)	34,988	(1,348)	(73,552)	11,993	(3,072)	(31,233)
Foreign exchange movement	137	—	—	—	—	—	137
Changes arising from losing control of consolidated structured entities	—	—	—	(501)	—	—	(501)
New leases	—	—	2,239	—	—	—	2,239
Interest expense	—	2	106	—	—	4,147	4,255
Others	—	—	(91)	—	—	—	(91)

At 31 December 2019	20,045	34,990	3,091	118,088	21,400	1,327	198,941

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

38	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Changes in liabilities arising from financing activities (continued)

	Interest- bearing loans and borrowings RMB million	Bonds payable RMB million	Lease liabilities RMB million	Securities sold under agreements to repurchase RMB million	Other liability- payable to the third- party holders of consolidated structured entities RMB million	Other liability- interest payable related to financing activities RMB million	Total RMB million
At 1 January 2020	20,045	34,990	3,091	118,088	21,400	1,327	198,941
Changes from financing cash flows	317	—	(1,618)	4,912	21,254	(3,639)	21,226
Foreign exchange movement	(806)	—	—	—	—	—	(806)
Changes arising from losing control of consolidated structured entities	—	—	—	(751)	—	—	(751)
New leases	—	—	1,156	—	—	—	1,156
Interest expense	—	2	113	—	—	3,632	3,747
Others	—	—	(78)	—	—	—	(78)

At 31 December 2020	19,556	34,992	2,664	122,249	42,654	1,320	223,435

CHINA LIFE INSURANCE COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2020

39	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Pending lawsuits	403	523

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2020 and 2019, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

40	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Contracted, but not provided for
Investments	78,954	64,866
Property, plant and equipment	3,063	3,941

Total	82,017	68,807

(b)	Operating lease commitments

As lessor, the future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2020 RMB million	As at 31 December 2019 RMB million
Not later than one year	768	578
Later than one year but not later than five years	1,526	1,133
Later than five years	193	231

Total	2,487	1,942