Form 20-F
period 2021-12-31
CHINA LIFE INSURANCE CO LTD
filed 2022-04-29
CIK 1268896

As filed with the Securities and Exchange Commission on April 29, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
As of December 31, 2021, 7,441,175,000 H shares and 20,823,530,000

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
The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2019, the China Insurance Yearbook 2020, the China Insurance Yearbook 2021 and other public sources. The information has not been verified by us independently, and includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.
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
Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB6.3726, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2021 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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
A.    [RESERVED]
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
Summary of Risk Factors
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Relating to Our Business

•	Our investments are subject to risks.

•	We are exposed to potential investment losses if there is an economic downturn in China.

•	The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

•	Defaults on our debt investments or our investments in loans may materially and adversely affect our profitability.

•	Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

•	We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

•	The COVID-19 pandemic could have a material adverse impact on our business.

•	We are exposed to changes in interest rates.

•	Our growth is dependent on our ability to attract and retain productive agents and key personnel.

•	If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

•	Misconduct of directors, senior management, employees and agents is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

•	Differences in future actual operating results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially affect our earnings.

•	Our risk management and internal reporting systems, policies and procedures may leave us exposed to unidentified or unanticipated risks.

•	Current or future litigation, arbitration and regulatory proceedings could result in financial losses or harm our businesses.

•	The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

•	We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

•	A computer system failure, cyber-attacks or other security breaches may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.

•
The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the PCAOB and, as such, investors may be deprived of the benefits of such inspection.

•	The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.
Risks Relating to the PRC Life Insurance Industry

•	We expect competition in the Chinese insurance industry to increase.

•	Further development of regulations in China may impose additional costs or restrictions on our activities.

•
Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

Risks Relating to the Restructuring

•
CLIC has incurred substantial losses on the policies retained by it in the restructuring. If CLIC is unable to meet its obligations to its policyholders, it may seek to increase the level of dividends we pay, sell the China Life shares it owns or take other actions which may have a material adverse effect on the value of the shares our other existing investors own.

•	The transfer of policies to us by CLIC and/or the separation of assets between CLIC and us may be subject to challenge.

•
We do not hold exclusive rights to the trademarks in the “China Life” name (in English and Chinese), the “ball” logos and other business related slogans and logos, and CLIC, which owns these trademarks, may take actions that would impair the benefits we derive from their use.

•	As our controlling shareholder, CLIC will be able to exert influence on our affairs and could cause us to make decisions or enter into transactions that may not be in your best interests.

•	CLIC may direct business opportunities elsewhere.

Risks Relating to the People’s Republic of China

•	The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

•
Any actions by the Chinese government may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•	Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results.
Risks Relating to Our Business
Our investments are subject to risks.
We are exposed to potential investment losses if there is an economic downturn in China.
Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we have continued to make our investments mainly in China and, as of December 31, 2021, approximately 98.87% of our total investment assets were in China. In particular, as of December 31, 2021, approximately 52.38% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and other debt securities as permitted by relevant government agencies; approximately 11.23% of our total investment assets consisted of term deposits with Chinese banks, of which 37.30% were placed with the five largest Chinese state-owned commercial banks; and approximately 14.12% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings.
The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.
As of December 31, 2021, we had RMB699,457 million (US$109,760 million) invested in equity securities, among which RMB283,972 million (US$44,561 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses or lack of liquidity. These factors could cause us to incur losses on our publicly traded investments. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.
Defaults on our debt investments may materially and adversely affect our profitability.
Approximately 52.38% of our investment assets as of December 31, 2021 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.
Defaults on our investments in loans may materially and adversely affect our profitability.
Approximately 14.12% of our investment assets as of December 31, 2021 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.
The CBIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, in 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. In 2019, we made our first investment in bonds issued by banks for capital replenishment. In 2021, we made our first investment in debt-to-equity investment plans. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments.
We may incur foreign exchange and other losses for our investments denominated in foreign currencies.
A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC. Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB645 million (US$101 million) in foreign exchange gains for the year ended December 31, 2021, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.
The COVID-19 pandemic could have a material adverse impact on our business.
The COVID-19 pandemic and the measures taken by governments around the world to contain its spread has negatively impacted the global economy, disrupted travel and business operations and created significant volatility in the financial markets. During the reporting period, the pandemic continued to evolve and spread. New variants, including the Omicron variant, have led to a rapid increase in infections around the world, including in China, posing significant challenges for supply chains globally and contributing to rising inflation rates, which continued to affect the global economy. In the insurance market in China, the growth of life insurance premiums and demands for insurance consumption slowed, which has affected the development of the insurance industry. In China, as of the date of this annual report, there has been an increasing number of Omicron variant cases in some regions, and the Chinese government has imposed restrictions in these regions, including in Shanghai. The COVID-19 pandemic and relevant restrictions imposed by China have had an impact on our operations, including restricting face to face sales and other marketing activities and affecting the recruitment, retaining and training of our exclusive agents, resulting in the decrease of the number of our exclusive agents from 1,378,000 as of the end of 2020 to 820,000 as of the end of 2021, which could have an adverse impact on sales of our products. Meanwhile, the value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock or bond markets or if interest rates were to decline as a result of government stimulus measures.For example, in the first quarter of 2022, China’s interest rates were at a historically low level, which negatively impacted our allocation in fixed-income assets. Investor risk tolerance was also affected by the pandemic, and the domestic equity market experienced a relatively substantial fall as compared to the beginning of the year, which had an adverse effect on the stability of our short-term investment income. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”. Furthermore, if a worsening of the COVID-19 pandemic were to result in increased claims for certain insurance products, it could reduce our earnings. We cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.
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
As of December 31, 2021, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.83%, while our investment yields for the years ended December 31, 2021, 2020 and 2019 were 4.98%, 5.30% and 5.24%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. If the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.
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
Operating and financial risks of our associates may have an adverse impact on our business and profitability.
We have investments in associates. Associates are entities over which we have significant influence, generally with a shareholding of between 20% and 50% of the voting rights. We can participate in the financial and operating policy decisions of the associates we have invested in, but we do not have sole control over the operations of these entities. Our associates’ business, operations and financial conduct and results, including any deficiency in corporate governance and volatility in profits of these associates, may have an adverse impact on our business and our profitability.

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
In addition, with the relaxation of the regulatory restrictions of ownership by commercial banks in insurance companies, the number of insurance companies owned or controlled by commercial banks is increasing. Among the six largest Chinese state-owned commercial banks, five banks and the controlling shareholder of the remaining one have set up their own insurance companies. These insurance companies are able to benefit from their holding relationships with these commercial banks to develop bancassurance as their main distribution channels. We do not have exclusive arrangements with any of the commercial banks through which we sell life insurance and annuity products, and thus our sales may be materially and adversely affected if one or more commercial banks choose to favor our competitors’ products over our own.
In addition, as the bancassurance market becomes increasingly competitive, commercial banks may demand higher commission rates, which could increase our cost of sales and reduce our profitability.
If we are unable to continue to develop our alternative distribution channels, our growth may be materially and adversely affected.
Misconduct of directors, senior management, employees and agents is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.
Misconduct of directors, senior management, employees and agents could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance policies or annuity contracts to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

•	not complying with our internal policies, including a director or senior officer’s non-compliance with our code of business conduct and ethics; or

•	otherwise not complying with laws or our control policies or procedures.
We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. However, we cannot always deter misconduct of directors, senior management, employees and agents, and the internal policies we adopt and precautions we take to prevent and detect these activities may not be effective in all cases. Our former chairman Wang Bin is currently under the disciplinary review and investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission for suspected serious violations of discipline and law. We have also experienced agent and employee misconduct that has resulted in litigation and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. To date, none of these investigations or actions have resulted in material losses, damages, fines or other sanctions against us.
We cannot assure you, however, that misconduct will not have a material adverse effect on our business, results of operations, financial condition or prospects.

Our business is dependent on our ability to attract and retain key personnel, including senior management, underwriting personnel, actuaries, information technology specialists, investment managers and other professionals.
The success of our business is dependent to a large extent on our ability to attract and retain key personnel who have in-depth
knowledge and understanding of the life insurance market in China, including members of our senior management, qualified underwriting personnel, actuaries, information technology specialists, experienced investment managers and risk management teams. As of the date of this annual report, we do not carry key personnel insurance for any of these personnel.
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

We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.
The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented a number of new laws and administrative measures that could impose significant obligations on us, adversely impact our operations or impede our ability to transfer or share information with foreign regulators and others inside and outside of China. For more information on such laws and measures, see “— Chinese Data Privacy and Cybersecurity Laws.”
We routinely receive, collect, generate, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and privacy and data protection laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to potentially heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. We are also subject to contractual obligations regarding the processing of personal information. Legal requirements regarding data protection and privacy continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions and increased costs of compliance.
Failure to comply with any of these laws could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
We have established procedures to protect the confidentiality of the personal information and “important data” we receive, store, process, generate, or otherwise have access to or control over. While we have adopted security policies and measures to protect our proprietary data, important data, and data subjects’ privacy, personal information or important information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including technology support vendors, hospitals and other third-party contractors and consultants for our operations.
Any leakage or abuse of personal data or important data by our third-party partners may be perceived by relevant regulators or the data subjects to have resulted from a failure by us. Furthermore, any change in applicable laws and regulations or the enforcement thereof could affect our ability to use medical data or other data we process as part of our operations and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information, important data, or other data, could cause our customers or regulators to lose trust in us and could expose us to legal claims or other sanctions. See “— A computer system failure, cyber-attacks or other security breaches may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.”
In addition to the restrictions on the ability of the PCAOB to conduct inspections of audit work performed in China including the work of our auditor (see “— The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection”), the DSL and PIPL contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the SEC, or in judicial proceedings.

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
We may retain confidential information on our computer systems, including “important data”, customer personal information and proprietary business information. In addition, for business purposes, from time to time customer personal information is transmitted between our computer systems and those of third parties, such as third-party agents selling insurance products for us. Any compromise of the security or other errors of our computer systems or those arising during the information transmission process that result in the disclosure of personally identifiable customer information could damage our reputation, expose us to litigation, increase regulatory scrutiny and require us to incur significant technical, legal and other expenses.
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
The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors and potential investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.
We may be adversely affected if additional remedial measures are imposed on the four China-based accounting firms which reached settlement with the SEC in the administrative proceedings brought by the SEC against them.
In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month
suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 to 2020 fiscal years, and our independent registered public accounting firm for the 2021 fiscal year, are among the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 to 2020 fiscal years, and our independent registered public accounting firm for the 2021 fiscal year, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month
bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other U.S.-listed companies in China audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting of our ADSs from the NYSE.
The enactment of the Holding Foreign Companies Accountable Act may result in enhanced disclosure requirements for us and our delisting from the NYSE and deregistration from the SEC.
On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer trading on U.S. exchanges that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Commission-Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be a Commission-Identified Issuer for three consecutive
“non-inspection”
years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Commission-Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.
On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize its rules implementing the HFCAA.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. If either bill was signed into law, it would decrease the number of non-inspection
years from three years to two, thus reducing the time period before the securities of a Commission-Identified Issuer may be delisted or prohibited from trading.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”). Under the final amendments, the SEC will begin to identify Commission-Identified Issuers shortly after registrants begin filing annual reports for 2021 by evaluating whether the annual report contains an audit report signed by a PCAOB-Identified Firm. As of the date of this annual report, the SEC has identified many companies that recently had filed their annual reports for 2021 as a Commission-Identified Issuer.
Our auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm with the PCAOB that is headquarted in mainland China, and is therefore a PCAOB-Identified Firm. As of the date of this Annual Report, the SEC has not identified us, but we expect that we will be identified soon after we file this annual report as our auditor is a PCAOB-Identified Firm. If we have been identified by the SEC as a Commission-Identified Issuer, we will be required to comply with the submission and disclosure requirements in the annual report for each year in which we are identified. If the SEC determines that we have three consecutive non-inspection
years, or two consecutive
non-inspection
years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 has been enacted, the SEC will issue order to prohibit the trading of our ADSs on any U.S. stock exchange or over-the-counter
market. As a result, investors may lose the ability to trade in our ADSs and the value of ADSs held by investors may be significantly affected.
The enactment of the HFCAA, the implementation rules issued by the SEC and any additional rules may have a material adverse impact on the share trading performance of China-based issuers listed in the United States, including causing investor uncertainty for affected issuers, including us, and affecting the market price of our ADSs. In addition, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. We are likely to be identified by the SEC as a Commission-Identified Issuer and, if so, we will be subject to enhanced disclosure requirements. If we are unable to meet the PCAOB inspection requirement for three consecutive years, or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America Competes Act of 2022 is enacted, we may face delisting from the NYSE and deregistration form the SEC. In addition, if additional remedial measures are imposed on the Chinese affiliates of the accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. The audit committee is aware of the policy restriction and regularly communicated with our independent auditor to ensure compliance.
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
The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. Although we believe that we were not classified as a PFIC in 2021, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.
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
According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2020, the last year for which the market information for separate geographic markets is available, our closest competitors were Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, New China Life Insurance Company Ltd., or New China Life and Taiping Life Insurance Company Limited, or Taiping Life . Ping An Life, China Pacific Life, New China Life, Taiping Life and we together accounted for 54.3% of the life insurance premiums in China in 2020, with our market share in China increasing from 20.4% in 2019 to 20.8% in 2020. Each of Ping An Life, China Pacific Life, New China Life and Taiping Life has operated in the Chinese insurance market for more than 15 years, and each has a recognized brand name. In 2020, Ping An Life had a greater market share than we did in Shanghai, Guangdong, Shenzhen, Beijing, Tianjin, Heilongjiang, Liaoning, Dalian, Ningbo, Jilin, Qingdao, Hubei, Chongqing, Hainan and Xiamen, and Taiping Life had a greater market share than we did in Qingdao.
We also face competition from insurance companies owned or controlled by commercial banks.
Among the six largest Chinese state-owned commercial banks, five banks and the controlling shareholder of the remaining one have set up their own insurance companies.
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
According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2020, foreign-invested insurers had a life insurance market share of approximately 10%. From January 1, 2020, foreign investors are allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.
We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.
In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•
Property and casualty companies.
Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell short-term health insurance and accident products, but only with regulatory approval. There were 84 property and casualty insurers as of December 31, 2020. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, short-term health and accident products with the other non-life
insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops short-term health insurance and accident business. Its operations may have a negative impact on sales of our short-term health insurance and accident products in the future.

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
Dedicated institutional insurance agencies,
non-dedicated
institutional insurance agencies and institutional insurance brokers are required under the PRC insurance law to meet relevant qualifications as required by the CBIRC, and obtain permits to operate insurance agency business or insurance brokerage business. We cannot assure you that all of our institutional agencies and brokers will obtain such permits. The enforcement of this requirement could adversely affect the composition and productivity of our distribution channel, which could have a material adverse effect on our business.
Further development of regulations in China may impose additional costs or restrictions on our activities.
We operate in a highly regulated industry. The CBIRC supervises and administers the insurance industry in China. In exercising its authority, it is given certain discretion to administer the law. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. Some of these changes may result in additional costs or restrictions on our activities. For example, in November 2020, the Insurance Association of China issued a notice on revising the definition of critical illnesses, including revisions to the applicable scope and principles of critical illnesses as well as relevant provisions on insurance clauses for critical illnesses. From February 1, 2021, insurers may not continue to sell critical illness insurance products which were developed based on previous rules. The CBIRC in the same month also issued a notice stipulating that Critical Illness Morbidity Table in the Chinese Personal Insurance Industry (2020) promulgated by the China Association of Actuaries will serve as the evaluation table and pricing reference table for statutory liability reserve of life insurance products that include critical illness insurance liability. The notice also imposed restrictions on the applicable scope, evaluation of statutory reserves and pricing of the products. These new requirements apply to a number of key products sold by us. Although these new requirements are consistent with our long-term development strategy, making adjustments to relevant products during a short period of time may increase our operating costs and may adversely affect our business, results of operations and financial condition.
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
C-ROSS
was officially implemented by the CIRC on January 1, 2016. Our core solvency adequacy ratio under
C-ROSS
as of December 31, 2021 was 253.70%, and our comprehensive solvency adequacy ratio under
C-ROSS
as of December 31, 2021 was 262.41%. While our solvency ratio is currently above the regulatory requirements, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under
C-ROSS
will always be above the required level. If our solvency ratio under
C-ROSS
is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of capital replenishment bonds, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet minimum solvency requirement can also lead to various regulatory actions being taken by the CBIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.
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
In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims and benefits under the non-transferred
policies. The approval of the special purpose fund issued to CLIC provides that in the event there is any deficiency in the special purpose fund for so long as the fund is in existence, the MOF will provide support through the injection of funds to ensure the payments of benefits and claims to the policyholders of the non-transferred
policies. See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”. In connection with the restructuring, we were advised by our PRC legal counsel, King & Wood, that (1) the MOF had the authority to issue this approval regarding the special purpose fund, (2) the approval was valid and effective, and (3) it had no reason to believe that the MOF will revoke the approval. We cannot assure you, however, that changes in law, facts or circumstances that may occur after such date will not affect the conclusions stated in such advice.

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
The Chinese economy has slowed in recent years compared to the previous decade. The outbreak of
COVID-19
in early 2020 and the global effort to contain it have negatively impacted the global economy and have slowed the Chinese economy as well. According to data released by the National Bureau of Statistics of China, China’s Gross Domestic Product, or GDP, a key indicator of economic growth, grew by only 2.3% in 2020. While China’s economy started to recover in 2021 with its GDP increasing by 8.1%, recording the best expansion since 2012, growth began to slow and its GDP expanded only 4% in the last quarter of 2021. It is possible that the 2021 full year growth rate will not continue. China’s economy may also be affected by global conditions, including the recent conflict between Russia and Ukraine as well as sanctions taken by governments in response, and the continuing impact of the
Covid-19
pandemic. See “- The
COVID-19
pandemic could have an adverse impact on our business.” In an effort to bolster the economy, the Chinese government may take certain measures, including adjustment of interest rates and market-oriented financial reforms. Some of the measures taken by the Chinese government to improve China’s economic performance may have a negative effect on our business.
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
We are organized under the laws of China and are governed by our articles of association. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and the PRC legal system continues to evolve quickly, these laws, regulations and legal requirements, like other laws, regulations and legal requirements in China (including with respect to the insurance industry), can change quickly and their interpretation and enforcement involve uncertainties.
Any actions by the Chinese government, including any decision to influence our operations or to exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
The Chinese government has exercised and continues to exercise significant oversight and regulation over almost every sector of the Chinese economy, including the insurance industry, and has discretion over many aspects in which it exercises such authority. Our operations are subject to various regulatory requirements. The Chinese government may also impose new and stricter regulations or impose new interpretations of existing regulations and take other actions that may influence our operations. These government actions, including changes in laws and regulations, particularly those relating to insurance, overseas listing, taxation, land use rights, foreign investment limitations, may result in a material change in our operations and the value of our securities.
On December 24, 2021, CSRC published proposed tightening rules governing Chinese companies listing abroad, which require an offshore IPO application to be filed with the CSRC. The proposed rules reflect the continued efforts and plan of the Chinese government to scrutinize and exert more oversight and control over capital market activities including offshore listings. We believe that we are currently not required to file with or obtain permissions from the CSRC to maintain our listing in U.S., but the CSRC or any other PRC regulatory authorities may issue any laws or rules that would require us to file with or obtain approvals from the CSRC or other governmental agencies, and may also take actions imposing restrictions on our continued listing in the U.S. Any such actions could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities, including the ADSs, to significantly decline or be worthless.

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
Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, class action lawsuits are generally uncommon in China. In addition, PRC company law imposes limited obligations on a controlling shareholder with respect to protection of the interests of minority shareholders, although overseas listed joint stock companies, such as ourselves, are required to adopt certain provisions in their articles of association that are designed to protect minority shareholder rights. These mandatory provisions provide, among other things, that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds
of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely need to be resolved by arbitration.
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
The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions in China and the world. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 8, 2022, the Renminbi appreciated by approximately 21.5% against the U.S. dollar. In 2021, the Renminbi appreciated by 2.47% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB645 million (US$101 million) in foreign exchange gains for the year ended December 31, 2021, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

In connection with the restructuring, CLIC established, together with the MOF, a special purpose fund for the purpose of paying claims and benefits under the non-transferred
policies. Under the administrative measures for the special purpose fund as amended in May 2012, the special purpose fund will be funded by renewal premiums paid on the non-transferred
policies over time; tax rebates received by CLIC; proceeds from the investments of the special purpose fund; shareholder dividends paid in cash to CLIC by its subsidiaries and shareholding enterprises; proceeds from the disposition by CLIC of its shares in its subsidiaries and shareholding enterprises over time; cash income from the disposition of assets by CLIC; financial assets owned by CLIC; long-term equity investment held by CLIC; and funds injected by the MOF in the event of a deficiency in the special purpose fund. The special purpose fund is co-administered
by CLIC and the MOF. The special purpose fund will be available to satisfy CLIC’s operating expenses, including the payment of benefits and claims obligations arising from the non-transferred
policies, as well as expenses incurred in operating the special purpose fund, including third-party management fees, professional fees and such other purposes as the management committee of the special purpose fund may agree, as well as capital expenses as approved by the MOF. A management committee of the special purpose fund comprised of four representatives from the MOF and three representatives from CLIC oversees the management of the fund, with specified material items subject to the approval of the MOF. The special purpose fund will be dissolved when all claims and benefits under the non-transferred
policies have been paid, or sooner if the management committee so agrees.
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
In July 2015
,
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
We incurred capital expenditures of RMB5,822 million (US$914 million), RMB7,087 million, and RMB10,562 million in 2021, 2020 and 2019, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.
SEC’s Website and Our Website
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our official website address is
www.e-chinalife.com.
The information on our website is not a part of this annual report.

B. BUSINESS OVERVIEW
We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had approximately 323 million insurance policies in force as of December 31, 2021, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies. As of December 31, 2021, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.83%. For the financial year ended December 31, 2021, our lapse rate was approximately 1.20%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 80.50% for 14 months after issuance and 81.10% for 26 months after issuance.
The information below is organized in accordance with our identified segments.
Life Insurance
We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 820,000 exclusive agents operating in approximately 15,000 field offices throughout China, as well as other non-dedicated
agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 45,000 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products totaled RMB481,311 million (US$75,528 million) for the year ended December 31, 2021, RMB480,593 million for the year ended December 31, 2020, and RMB446,562 million for the year ended December 31, 2019, constituting 77.84%, 78.49%, and 78.74% of our total gross written premiums for those periods. Gross written premiums generated by our life insurance and annuity products for 2021 increased by 0.15% from 2020.
The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2019	2020	2021	2021	(2019-2021)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	446,562	480,593	481,311	75,528	3.82%
Liabilities of insurance contracts	2,385,407	2,767,642	3,180,931	499,157	15.48%
Liabilities of investment contracts	252,362	271,757	296,104	46,465	8.32%
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
We offer both
non-participating
and participating products. There were approximately 270 million non-participating
policies and 53.1 million participating policies as of December 31, 2021, among which approximately 165 million non-participating
policies and 32.95 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2019	2020	2021	2021	(2019-2021)
	RMB	RMB	RMB	US$

	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	64,196	76,421	72,424	11,365	6.22%
Endowment	113,950	109,275	97,791	15,346	(7.36%)
Annuities	268,416	294,897	311,096	48,818	7.66%
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
China Life Xin Fu Yi Sheng Participating Endowment and China Life Fu Lu Shuang Xi Participating Endowment generated the most income of our participating endowment products in 2021. China Life Xin Fu Yi Sheng Participating Endowment generated RMB14,460 million (US$2,269 million) of net premiums in 2021, representing 3.01% of the net premiums of our life insurance business, and China Life Fu Lu Shuang Xi Participating Endowment generated RMB11,190 million (US$1,756 million) of net premiums in 2021, representing 2.33% of the net premiums of our life insurance business. The net premiums earned from our participating endowment products decreased by RMB13,402 million (US$2,103 million), or 16.78%, to RMB66,484 million (US$10,433 million) in 2021 from RMB79,886 million in 2020.

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
Personal
Tax-deferred
Pension Insurance Products
In May 2018, the Chinese government permitted trial sales of personal tax-deferred
pension insurance products in Shanghai, the Fujian province (including Xiamen) and Suzhou Industrial Park, and we commenced our personal tax-deferred
pension insurance business. As of December 31, 2021, our accumulated premium income from personal tax-deferred
pension insurance business was approximately RMB50.70 million.
Exclusive Commercial Pension Insurance
In May 2021, the Chinese government permitted trial sales of exclusive commercial pension insurance products in the Zhejiang province (including Ningbo) and Chongqing, and we commenced our exclusive commercial pension insurance business. Because such business is still at the trial stage and offline sales are limited geographically, our premium income from exclusive commercial pension insurance business accounts for a relatively small portion of our total premium income.
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
We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 820,000 exclusive agents in approximately 15,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide.
While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated
agencies located in over 49,000
outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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
Health Insurance
We offer a broad array of health insurance products and services to both individuals and groups, including medical insurance, care insurance, disease insurance and disability income insurance. Our health insurance gross written premiums totaled RMB120,609 million (US$18,926 million) for the year ended December 31, 2021, RMB115,089 million for the year ended December 31, 2020, and RMB105,581 million for the year ended December 31, 2019, constituting 19.51%, 18.80% and 18.62% of our total gross written premiums for those periods. Gross written premiums generated by our health insurance products for 2021 increased by 4.8% from 2020.
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

	As of or for the year ended December 31,				Compound annual growth rate
	2019	2020	2021	2021	(2019-2021)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	105,581	115,089	120,609	18,926	6.88%
Liabilities of insurance contracts	158,800	195,487	228,899	35,919	20.06%
Liabilities of investment contracts	15,442	16,455	17,490	2,745	6.42%
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

We also provide health care entrusted management services for the basic social medical insurance plans offered by local governments. The entrusted management services include checking and reimbursement of medical expenses and medical service investigations. We do not collect premiums but only charge a specified amount of management fees for these services. As of December 31, 2021, we had carried out more than 400 health care entrusted programs in 32 provinces and cities, providing services to more than 100 million people.
We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and which would otherwise be borne by the individuals. The Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance services from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas. As of December 31, 2021, we had undertaken over 200 supplementary major medical insurance programs, providing services to more than 350 million people.
Care insurance plans
These plans provide individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.
We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. As of December 31, 2021, we had undertaken 61 long-term care insurance programs, providing services to over 23 million people.
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
Accident Insurance
We are the leading accident insurance provider in China. Our accident insurance gross written premiums totaled RMB16,407 million (US$2,575 million) for the year ended December 31, 2021, RMB16,583 million for the year ended December 31, 2020, and RMB14,943 million for the year ended December 31, 2019, constituting 2.65%, 2.71% and 2.64% of our total gross written premiums for those periods. Gross written premiums generated by our accident insurance products for 2021 decreased by 1.06% from 2020.
The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2019	2020	2021	2021	(2019-2021)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	14,943	16,583	16,407	2,575	4.78%
Liabilities of insurance contracts	8,529	10,096	10,069	1,580	8.65%

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
Product Development
In 2021, in line with our general development strategy, we developed and introduced 160 new products, including: 53 long-term insurance products consisting of 12 life insurance products, eight annuity products and 33 health insurance products; and 107 short-term insurance products consisting of two accident insurance products and 105 health insurance products.
With respect to long-term insurance products, we developed and introduced, among others:

•
for the individual insurance distribution channel, products including China Life Xinyu Jinsheng Endowment Insurance, China Life Xinyu Niannian Annuity Insurance, China Life Xinyu Zhenxiang Annuity Insurance, China Life Xinyu Zunxiang Annuity Insurance, China Life Fu Whole Life Critical Illness Insurance (Ceremony Edition, Type A) and China Life Fu Whole Life Critical Illness Insurance (Ceremony Edition, Type B); and

•
for the bancassurance distribution channel, products including China Life Le Ying Yi Sheng Whole Life Insurance (Exclusive Edition), China Life Le Hui Bao Endowment Insurance and China Life Fu You Xiang Ban Endowment Insurance.

With respect to short-term insurance products, we designed and developed products including, among others, China Life Yao Wu You Medical Insurance for Specific Medicine, China Life Tang An Bao Medical Insurance, China Life Xin Wu You Medical Insurance for Specific Operations, Rural Revitalization series, Le Xue Wu You series and Medical Insurance Account series.

Distribution Channels
We believe we have a large distribution force with an extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China.
Throughout China, we have approximately
820,000 exclusive agents operating in approximately 15,000
field offices for our individual products and approximately 45,000 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated
agencies located in over 49,000
outlets of commercial banks as of the end of 2021.
Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.
Exclusive agent force
Our exclusive agent force of approximately 820,000 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.
The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2019	2020	2021
Number of exclusive agents (approximately)	1,613,000	1,378,000	820,000
Number of field offices (approximately)	16,000	16,000	15,000
Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 1,378,000 as of the end of 2020 to 820,000 as of the end of 2021. This was primarily due to the impact of the
COVID-19
pandemic, which affected the recruitment, retaining and training of exclusive agents. Although the number of our exclusive agents decreased in 2021, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force. See “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents”. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.
We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.
We supervise and provide training to our exclusive agents through 6,478 full-time trainers and 123,602 part time trainers. We set product management and customer service standards, and have developed credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.
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

•	motivating our exclusive agents with an improved performance-based evaluation and income incentive scheme;

•	building a more professional exclusive agent force by improving our education and training system and enhancing our training efforts;

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
Direct sales force
Our direct sales force, which consists of approximately 45,000 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. As of the end of 2021, the number of our direct sales representatives was 45,000, and, in particular, the number of direct sales representatives with high productivity increased by 13% from the end of 2020. In 2021, we continued to improve the quality of the sales force by dismissing direct sales representatives with lower productivity, and further strengthened and improved our group distribution channel.
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
Our distribution channels are primarily comprised of
non-dedicated
agencies located in approximately 49,000 outlets of commercial banks. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around
services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels
During 2021, we actively participated in various government-sponsored health insurance businesses, including undertaking supplementary major medical insurance programs and health care entrusted programs, and providing supplementary medical insurance and long-term care insurance.
We also continued to improve our Internet-based sales channel and increase the variety of products sold online. We have continued to optimize online services and improve user experience, actively supporting our other distribution channels through our Internet-based distribution channel.
Gross written premiums attributable to each distribution channel
The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

	(in millions)
Exclusive agent force (1)	484,517	511,044	509,489	79,950
First-year business of long-term insurance	96,237	99,838	82,514	12,948
First-year regular	95,957	99,555	82,254	12,907
Single	280	283	260	41
Renewal business	371,140	391,272	407,973	64,020
Short-term insurance business	17,140	19,934	19,002	2,982
Group distribution channel	28,846	28,872	29,162	4,577
First-year business of long-term insurance	3,018	2,040	1,846	290
First-year regular	968	110	44	7
Single	2,050	1,930	1,802	283
Renewal business	1,995	1,862	1,622	255
Short-term insurance business	23,833	24,970	25,694	4,032
Bancassurance channel	25,438	41,240	49,326	7,740
First-year business of long-term insurance	12,516	15,757	16,123	2,530
First-year regular	12,488	15,748	16,110	2,528
Single	28	9	13	2
Renewal business	12,516	25,109	32,792	5,146
Short-term insurance business	406	374	411	64
Other distribution channels	28,285	31,109	30,350	4,762
First-year business of long-term insurance	3	188	28	4
First-year regular	3	8	2	0.3
Single	—	180	26	4
Renewal business	146	83	76	12
Short-term insurance business	28,136	30,838	30,246	4,746

Total	567,086	612,265	618,327	97,029

(1)	Beginning in 2020, we adjusted the scope of premiums attributable to each distribution channel. The premiums for the year of 2019 have been restated to reflect the changes on a pro forma basis.
Competition
According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2020, the last year for which the market information for each individual insurance company and separate business segments is available, our nearest competitors were Ping An Life, China Pacific Life, New China Life and Taiping Life.

•
In the life insurance market, Ping An Life, China Pacific Life, New China Life, Taiping Life and we collectively represented approximately 51.6% of total life insurance premiums in 2020. We primarily compete based on the nationwide reach of our sales network, our large distribution force and the level of services we provide, as well as our strong brand name.

•
In the accident insurance market, Ping An Life, China Pacific Life, New China Life, Taiping Life and we collectively represented approximately 68.6% of total accident premiums in 2020. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•
In the health insurance market, Ping An Life, China Pacific Life, New China Life, Taiping Life and we collectively represented approximately 60.5% of total health premiums in 2020. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our extensive experience in medical insurance service and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2020, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	21.6%	26.6%	17.1%	20.8%
Ping An Life Insurance Company of China, Ltd. (1)	14.8%	27.0%	19.1%	16.1%
China Pacific Life Insurance Co., Ltd.	6.4%	7.8%	9.0%	7.1%
New China Life Insurance Co., Ltd	4.3%	3.4%	9.0%	5.4%
Taiping Life Insurance Co., Ltd .	4.4%	3.8%	6.4%	4.9%
Others (2)	48.5%	31.4%	39.4%	45.7%

Total	100%	100%	100%	100%

(1)
For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.

(2)
Others include: PICC Life Insurance Company Limited, PICC Health Insurance Company Limited, Taiping Pension Company Limited, Minsheng Life Insurance Co., Ltd., Ping An Annuity Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Life Insurance Co., Ltd., Taikang Pension & Insurance Co., Ltd., Huatai Life Insurance Co., Ltd., Funde Sino Life Insurance Co., Ltd., Dajia Annuity Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., J.K. Life Insurance Corporation Limited, Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Company, Ltd., China Post Life Insurance Company Limited, Zhongrong Life Insurance Co., Ltd., Lian Life Insurance Company Limited, Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hong Kang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Chasingjixiang Life Insurance Company Limited., Bohai Life Insurance Co., Ltd., Guolian Insurance Co., Ltd., Shanghai Life Insurance Company Limited, Hengqin Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Hetai Life Insurance Co., Ltd., Huagui Life Insurance Co., Ltd., Trust Mutual Life Insurance Company, Aixin Life Insurance Co., Ltd., China Merchants Life Insurance Company Limited, China Three Gorges Life Insurance Co., Ltd., Beijing Life Insurance Co., Ltd., GuoBao Life Insurance Co., Ltd., Ruihua Health Assurance Corporation, Haibao Life Insurance Co., Ltd., Guofu Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Co., Ltd, Allianz China Life Insurance Co., Ltd.,
ICBC-AXA
Assurance Co., Ltd., BOCOM MSIG Life Insurance Company Limited, Citic-Prudential Life Insurance Company Limited, Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd.,
BOB-Cardif
Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Company Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA & CMB Life Insurance Company Limited, Great Wall Changsheng Life Insurance Co., Ltd., Heng An Standard Life Company Limited, Oldmutual-Guodian Life Insurance Co., Ltd.,
Sino-US
United MetLife Insurance Company Limited, Cathay Lujiazui Life Insurance Company Limited, BOC–Samsung Life Insurance Company Limited, Sino-French Life Insurance Co., Ltd., Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Company Limited, Dingcheng Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and AIA Life Insurance Company Limited.

Source: China Insurance Yearbook 2021
We face competition not only from domestic life insurance companies, but also from non-life
insurance companies and foreign-invested life insurers. Property and casualty insurers were allowed to sell accident and short-term health insurance products with regulatory approval starting from January 2003, which we believe will lead to greater competition in the accident and health insurance sectors, especially in the group accident and group health insurance products. In addition, we believe that China’s commitment to accelerate the opening of its insurance sector to foreign investors, including the relaxation on market access requirements applicable to foreign-invested insurance companies and foreign ownership limits in its insurance sector, will further increase competition in China’s life insurance market. Since January 1, 2020, foreign investors have been allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

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
We deliver customer services through various channels including customer service centers operating in field offices throughout China, our dedicated customer service line “95519”, official WeChat account, official website and China Life Insurance app. We take advantage of alternative customer services channels, such as online electronic notification, cell phone messages and online smart robots, complementing the customer services provided by our customer service centers and customer contact centers.
Customer service centers
We provide comprehensive insurance service to customers through more than 2,500 customer service centers nationwide. Our customer service centers provide several types of policy-related services to our customers, including policy administration and claims settlement. We apply AI technology to our customer service and use technology products such as Smart Teller Machines, China Life Electronic Counter, Intelligent Appointment and China Life Insurance app, to simplify service process and improve service efficiency. We have uniform service standards for customer service centers nationwide and require our customer service centers to provide these policy related services in accordance with the uniform standards to ensure the high quality of the services we provide.
Customer contact centers
Our customer contact centers allow customers to make product and service inquiries, file suggestions and complaints, report claims and losses, make appointments and apply for conservations through telephone and Internet channels. Our customer contact centers also allow the customers to access online self-services through a smart voice navigation system, an interactive voice response system and intelligent online customer service robots. They also provide follow-up
review of policies, notifications and reminder services to customers. With our dedicated customer service line “95519”, our customers can reach us on a “24 hours/7 days” basis. We have also built an integrated financial service ecology. Through our dedicated customer line “95519”, in addition to access to our service, customers are also able to access other financial services provided by CLPCIC, China Life Pension, CGB, AMP and China Life Insurance Overseas.

We believe our customer contact centers have become popular with our customers because of the quality of services we provide and our continuous efforts in innovation. We received the award of “Customer Satisfaction Award 2021” from the Customer Contact Center Branch of China Information Association, the award of Silver Medal of “Asia Pacific Customer Service Excellence Award 2021” from the Asia Pacific Alliance of Customer Center Associations
(CC-APAC),
and the award of “China’s Most Innovative Knowledge Organization Excellence Award 2021” from the Technology Innovation Research Centre of Tsinghua University and Knowledge Management and Innovation Research Centre of The Hong Kong Polytechnic University.
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
Notification services
We send notifications through cellphone messages, WeChat public account, emails and our China Life Insurance app to convey such information as business notifications, customer care reminders, value-added service reminders and security verification information.
Internet-based services
Our customers can access our various service guides through our website
(www.e-chinalife.com).
We also use emails to send messages to our customers throughout China, conveying such information as electronic policies and renewal payment reminders.
Our Internet-based services are offered through our China Life Insurance app and official WeChat account. During 2021, the number of registered users of our online channels increased by 21% from 2020, with the number of monthly average active users increasing by 18%
year-on-year.
The online processing rate of policy administration and claims settlement for individual insurance rose to 88.3% and 98.7%, respectively. More than 780 million electronic notification messages were sent. 99.7% of policy loans and 99.99% of the receipt of policies were handled online.
Supplementary services
To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.
For example, to meet the demand of different customer groups, we have launched an “online + offline” scenario-based ecological service model to provide value-added services.
We held a series of activities such as “China Life Customer Festival”, “Little Painters of China Life” and “China Life 700 Running”. In 2021, the number of total customers receiving value-added services increased by 5%
year-on-year.
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

Individual and group product pricing reflects our insurance underwriting standards. Product pricing on insurance products is based on the expected payout of benefits, calculated through the use of mortality tables, morbidity, expenses and investment returns. Those assumptions and other assumptions for calculating expected profit margin are based on our own experience, third party consultation, the experience of reinsurance companies and published data from other institutions. For more information on the regulation of insurance products, see “—Regulatory and Related Matters—Insurance Company Regulation”.
We primarily offer products denominated in Renminbi.
Claims Management
We manage claims from policyholders through our claims verification staff at our headquarters and branch offices. Typically, upon receiving a claim, a staff person will make a preliminary verification if all materials supporting the claim have been submitted; if so, the claim and its supporting materials will be forwarded to the claim settlement department to confirm liability and to determine whether a claim investigation is needed. Upon confirming the validity of the claim and insurance liability, the amount payable to the insured will be calculated, and the claim will be paid upon completion of approval procedure. Meanwhile, in order to improve the operational efficiency of claims for small-sum
medical insurance with low risks, we have built an automatic operation mode to automatically handle the entire process after the acceptance of the claim.
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
We have also entered into reinsurance agreements separately with other reinsurance companies including the Beijing branch of Munich Reinsurance Company, the Beijing Branch of SCOR, the Shanghai branch of Reinsurance Group of America, the Beijing branch of Swiss Reinsurance Company Limited, the Shanghai branch of Hannover Re, the Shanghai branch of General Re Corporation, Qianhai Reinsurance Company Ltd. and PICC Reinsurance Company Limited.
In June 2021, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.
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
Investments
As of December 31, 2021, we had RMB4,716,401 million (US$740,106 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CBIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2021, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, investments in associates and joint ventures, equity interests of non-listed
enterprises and related financial products.

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
AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. Other related parties are also entrusted to manage a small amount of our assets. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. In addition, as of December 31, 2021, we had also engaged 21 third party domestic investment managers to manage RMB203,668 million (US$31,960 million) for investment in Chinese public markets and nine third party overseas investment managers to manage US$1,249 million for investment in overseas public markets.
The following table summarizes information concerning our investment assets as of December 31, 2019, 2020 and 2021.

	As of December 31, (1)
	2019		2020		2021
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	53,339	1.5%	56,655	1.4%	60,440	1.3%
Term deposits	535,272	15.0%	545,678	13.3%	529,488	11.2%
Statutory deposits—restricted	6,333	0.2%	6,333	0.2%	6,333	0.1%
Debt securities, held-to-maturity	928,751	26.0%	1,189,369	29.1%	1,533,753	32.5%
Debt securities, available-for-sale	509,791	14.3%	580,810	14.2%	793,544	16.9%
Debt securities, securities at fair value through profit or loss	85,206	2.4%	95,615	2.3%	143,057	3.0%
Debt securities	1,523,748	42.7%	1,865,794	45.6%	2,470,354	52.4%

Loans	608,920	17.0%	658,535	16.1%	666,087	14.1%
Equity securities, available for sale	549,166	15.4%	634,793	15.5%	635,743	13.4%
Equity securities, securities at fair value through profit or loss	56,402	1.6%	65,955	1.6%	63,714	1.4%
Equity securities	605,568	17.0%	700,748	17.1%	699,457	14.8%

Derivative financial assets	428	—	—	—	—	—
Resale agreements	4,467	0.1%	7,947	0.2%	12,915	0.3%
Investment properties	12,141	0.3%	14,217	0.3%	13,374	0.3%
Investments in associates and joint ventures	222,983	6.2%	239,584	5.8%	257,953	5.5%

Total investment assets	3,573,199	100.0%	4,095,491	100.0%	4,716,401	100.0%

Average investment assets balance	3,338,632		3,834,345		4,405,946

*
(1): China Life Insurance Sales Company became a subsidiary of the Company in 2021 as a result of a business combination under common control. The financial data of previous years in this annual report have been restated. See Note 34(f)
to our consolidated financial statements included elsewhere in this annual report.

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
Investment results
Our investment yields for the years ended December 31, 2021, 2020 and 2019 were 4.98%, 5.30%, and 5.24%, respectively.
The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2019		2020		2021
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
	(RMB in millions, except as otherwise indicated )
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.4%	26,695	4.3%	25,860	4.3%	25,949
Ending assets: cash and cash equivalents		53,339		56,655		60,440
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		535,272		545,678		529,488

Ending assets		594,944		608,666		596,261
Debt securities:
Investment income		63,148		70,934		90,400
Net realized gains on financial assets		(35)		1,575		(1,161)
Net fair value gains through profit or loss		778		(583)		1,069

Total	4.4%	63,891	4.2%	71,926	4.2%	90,308
Ending assets		1,523,748		1,865,794		2,470,354
Loans:
Investment income	5.1%	27,111	5.0%	31,948	5.0%	32,970
Ending assets		608,920		658,535		666,087
Equity securities:
Investment income		22,804		24,983		28,718
Net realized gains on financial assets		1,866		13,008		21,505
Net fair value gains through profit or loss		18,279		22,997		3,470

Total	8.3%	42,949	9.3%	60,988	7.7%	53,693
Ending assets		605,568		700,748		699,457
Resale agreements:
Investment income	2.2%	161	12.4%	772	3.4%	350
Ending assets		4,467		7,947		12,915
Investments properties:
Income of investments properties	0.3%	31	(0.4%)	(50)	0.4%	55
Ending assets		12,141		14,217		13,374
Investments in associates and joint ventures:
Net gains on investments of associates and joint ventures	3.8%	8,011	3.3%	7,666	4.2%	10,328
Ending assets		222,983		239,584		257,953
Securities sold under agreements to repurchase:
Interest expense	(1.5%)	(2,392)	(1.3%)	(1,565)	(1.9%)	(3,523)
Ending liabilities		118,088		122,249		239,446
Total investments:
Investment income		139,919		154,497		178,387
Net realized gains on financial assets		1,831		14,583		20,344
Net fair value gains through profit or loss		19,251		21,900		4,943
Income of Investments properties		31		(50)		55
Net gains on investments of associates and joint ventures		8,011		7,666		10,328
Interest expense of securities sold under agreements to repurchase		(2,392)		(1,565)		(3,523)
Total	5.24%	166,651	5.30%	197,031	4.98%	210,534

	As of or for the years ended December 31,
	2019		2020		2021
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount
Ending assets excluding securities sold under agreements to repurchase		3,455,111		3,973,242		4,476,955

(1)	Yields for 2021, 2020 and 2019 are calculated by dividing the gross investment income for that year by the average of the ending balances of that year and the previous year.
Term deposits
Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 11.2% of our total investment asses as of December 31, 2021, 13.3% of our total investment assets as of December 31, 2020, and 15.0% of our total investment assets as of December 31, 2019.
We generally place term deposits with state-owned commercial banks and large joint stock commercial banks. The terms of the term deposits vary. They typically allow us to renegotiate terms with the banks upon prepayment, including the methods for the calculation of accrued interest, if any. We make large term deposits to obtain higher yields than can ordinarily be obtained with regular deposits.
The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2019	2020	2021
	Amortized cost	Amortized cost	Amortized cost

	(RMB in millions)
Due in one year or less	107,051	63,090	135,301
Due after one year and through five years	420,191	480,848	394,187
Due after five years and through ten years	8,030	1,740	—

Total term deposits	535,272	545,678	529,488

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2019	2020	2021
	Amortized cost	Amortized cost	Amortized cost

	(RMB in millions)
Industrial & Commercial Bank of China	3,205	9,092	13,174
Agriculture Bank of China	49,089	61,060	47,523
Bank of China	40,000	—	60
China Construction Bank	5,200	3,500	5,070
Bank of Communications	135,950	131,150	131,688
Other banks	301,828	340,876	331,973

Total term deposits	535,272	545,678	529,488

Debt securities
Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

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

Debt securities represented 52.4% of our total investment assets as of December 31, 2021, 45.6% of our total investment assets as of December 31, 2020, and 42.7% of our total investment assets as of December 31, 2019.
Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 7.4%, 32.7%, 25.6%, 14.0% and 20.3% of our total available-for-sale
debt securities as of December 31, 2021, 8.5%, 29.1%, 23.4%, 14.1% and 24.9% of our total available-for-sale
debt securities as of December 31, 2020, and 4.7%, 33.6%, 29.1%, 10.6% and 22.0% of our total available-for-sale
debt securities as of December 31, 2019. Except for a small number of debt securities, which collectively had a carrying value of RMB165,186 million (US$25,921 million) as of December 31, 2021, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.
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
The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2019				2020				2021
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total

	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	22,500	1.5%	23,758	1.5%	48,542	2.6%	49,256	2.6%	55,110	2.3%	58,561	2.3%
Government agency bonds	163,678	10.9%	171,189	10.9%	161,503	8.8%	169,013	8.9%	245,026	10.0%	259,753	10.0%
Corporate bonds	145,033	9.6%	148,455	9.5%	133,133	7.2%	136,025	7.2%	197,856	8.1%	203,147	7.9%
Subordinated bonds/debt	53,062	3.5%	53,922	3.4%	81,880	4.4%	81,795	4.3%	107,204	4.4%	111,029	4.3%
Others	109,729	7.3%	112,467	7.3%	141,530	7.6%	144,721	7.6%	154,793	6.4%	161,054	6.3%

Total debt securities, available-for-sale	494,002	32.8%	509,791	32.6%	566,588	30.6%	580,810	30.6%	759,989	31.2%	793,544	30.8%

Debt securities, held to maturity :
Government bonds	215,928	14.3%	228,198	14.6%	265,198	14.3%	275,770	14.5%	349,370	14.3%	382,413	14.9%
Government agency bonds	401,799	26.6%	415,013	26.6%	617,515	33.3%	631,203	33.2%	911,451	37.4%	969,584	37.6%
Corporate bonds	198,322	13.2%	206,793	13.2%	201,988	10.9%	209,873	11.0%	209,627	8.6%	219,793	8.5%
Subordinated bonds/debt	112,702	7.5%	118,571	7.6%	104,668	5.7%	108,694	5.7%	63,305	2.6%	66,481	2.6%

Total debt securities, held to maturity	928,751	61.6%	968,575	62.0%	1,189,369	64.2%	1,225,540	64.4%	1,533,753	62.9%	1,638,271	63.6%

Debt securities, securities at fair value through profit or loss
Government bonds	41	0.0%	41	0.0%	1,640	0.1%	1,638	0.1%	1,378	0.1%	1,393	0.1%
Government agency bonds	6,829	0.5%	6,859	0.4%	4,417	0.2%	4,422	0.2%	7,932	0.3%	7,989	0.3%
Corporate bonds	76,395	5.0%	77,215	4.9%	86,776	4.8%	86,803	4.6%	90,241	3.7%	90,425	3.5%
Others	1,083	0.1%	1,091	0.1%	2,668	0.1%	2,752	0.1%	43,120	1.8%	43,250	1.7%
Total debt securities, securities at fair value through profit or loss	84,348	5.6%	85,206	5.4%	95,501	5.2%	95,615	5.0%	142,671	5.9%	143,057	5.6%

Total debt securities	1,507,101	100.0%	1,563,572	100.0%	1,851,458	100.0%	1,901,965	100.0%	2,436,413	100.0%	2,574,872	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2019		2020		2021
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

	(RMB in millions)
Due in one year or less	51,097	50,715	62,234	62,610	92,239	92,519
Due after one year and through five years	279,248	288,711	269,005	276,399	321,987	332,568
Due after five years and through ten years	457,940	478,297	468,612	485,178	467,064	491,974
Due after ten years	634,468	660,643	956,106	982,163	1,412,452	1,514,754

Total debt securities, excluding those at fair value through profit or loss	1,422,753	1,478,366	1,755,957	1,806,350	2,293,742	2,431,815

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
Loans
We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2021, the total amount of our policy loans was RMB236,209 million (US$37,066 million), and represented 5.01% of our total investment assets as of that date.
In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2021, the total amount of our investment in debt investment plans was RMB99,134 million (US$15,556 million), and we had total investment proceeds from such plans of approximately RMB5,055 million (US$793 million). As of and for the year ended December 31, 2020, the total amount of our investment in debt investment plans was RMB84,589 million, and we had total investment proceeds from such plans of approximately RMB4,637 million. As of and for the year ended December 31, 2019, the total amount of our investment in debt investment plans was RMB83,924 million, and we had total investment proceeds from such plans of approximately RMB4,489 million. As of and for the year ended December 31, 2021, the total amount of our investment in trust schemes was RMB187,838 million (US$29,476 million), and we had total investment proceeds from such schemes of approximately RMB10,388 million (US$1,630 million). As of and for the year ended December 31, 2020, the total amount of our investment in trust schemes was RMB215,277 million, and we had total investment proceeds from such schemes of approximately RMB11,718 million. As of and for the year ended December 31, 2019, the total amount of our investment in trust schemes was RMB215,306 million, and we had total investment proceeds from such schemes of approximately RMB11,077 million.
Securities investment funds
Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2021, our investment in securities investment funds was RMB112,689 million (US$17,683 million) and represented 2.39% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.
In recent years, we have mainly invested in
“open-end”
securities investment funds, in which the number of shares issued by the fund fluctuates and the share value is set by the value of the assets held by the fund. Our investments in securities investment funds are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. Our holdings in securities investment funds comply with those restrictions.

The following table presents the carrying values of investments in open-end
and
closed-end
securities investment funds as of the dates indicated.

	As of December 31,
	2019		2020		2021
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total

	(RMB in millions, except as otherwise indicated)
Open-end	118,450	100.0%	114,311	100.0%	112,689	100%
Closed-end	—	—	—	—	—	—

Total	118,450	100.0%	114,311	100.0%	112,689	100%

Stocks
Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2021, the total amount of our investment in common stocks was RMB302,090 million (US$47,405 million), and represented 6.4% of our total investment assets as of that date. As of December 31, 2020, the total amount of our investment in common stocks was RMB350,107 million, and represented 8.5% of our total investment assets as of that date. As of December 31, 2019, the total amount of our investment in common stocks was RMB276,604 million, and represented 7.7% of our total investment assets as of that date.
Resale agreements
We enter into resale agreements, which consist of securities resell activities in resell markets.
The securities purchased under agreements to resell were RMB12,915 million (US$2,027 million) as of December 31, 2021, RMB7,947 million as of December 31, 2020, and RMB4,467 million as of December 31, 2019.
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
In December 2021, we subscribed for an additional 918,578,836 shares of China Guangfa Bank, or CGB, for approximately RMB8.025 billion. Upon closing, we hold 9,519,210,262 shares of CGB, and our shareholding in CGB remains at 43.686%. We are still the largest shareholder of CGB. As of December 31, 2021, CGB has not completed an update of its register of shareholders. We also indirectly invest in equity interests in non-listed
enterprises through private equity investment funds and other related financial products.
The following table presents the carrying values of our major direct investments in equity interests in non-listed
enterprises as of the dates indicated.

	As of December 31,
	2019	2020	2021
	Carrying value	Carrying value	Carrying value

	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	9,332	10,620	10,151
China Guangfa Bank Co., Ltd.	75,180	79,974	86,179
Sinopec Sales Co., Ltd.	10,232	10,361	10,052
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	21,433	20,676	21,438
China Power Investment Nuclear Power Co., Ltd.	8,607	8,802	9,274
Qinghai Huanghe Hydropower Development Co., Ltd.	9,007	9,732	10,404
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
We own 60% and CLIC owns 40% of AMC. Directors of AMC are appointed by the shareholders at a shareholders’ meeting. As the controlling shareholder, we effectively control the composition of AMC’s board of directors. In 2014, the registered capital of AMC was increased from RMB3 billion to RMB4 billion. The proportionate shareholding between CLIC and us remains unchanged.
As of and for the year ended December 31, 2021, AMC had total assets of RMB16,658 million (US$2,614 million), net assets of RMB14,324 million (US$2,248 million) and net profit of RMB2,760 million (US$433 million).
Property and Casualty Business
In December 2006, we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2018, the registered capital of CLPCIC was increased from RMB15 billion to RMB18.8 billion, with us and CLIC contributing RMB1.52 billion and 2.28 billion undistributed profits of CLPCIC, respectively. The proportionate shareholding between CLIC and us remains unchanged. In March 2022, we and CLPCIC entered into a capital increase agreement, and CLIC will also enter into a capital increase agreement with CLPCIC. Pursuant to these agreements, we and CLIC will contribute RMB3.6 billion and RMB5.4 billion to CLPCIC, respectively. Upon closing, the registered capital of CLPCIC will be increased from RMB18.8 billion to RMB27.8 billion, and will continue to be held as to 40% and 60% by us and CLIC, respectively.
As of and for the year ended December 31, 2021, CLPCIC had total assets of RMB120,178 million (US$18,859 million), net assets of RMB25,422 million (US$3,989 million) and net profit of RMB621 million (US$97 million).
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
As of and for the year ended December 31, 2021, China Life Pension had total assets of RMB8,305 million (US$1,303 million), net assets of RMB5,889 million (US$924 million) and net profit of RMB1,158 million (US$182 million).

Information Technology
Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 2,271 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.
During 2021, we accelerated technological innovation, actively applied advanced technologies and pushed forward digital transformation. We took the following steps:

•
Improvement of technology innovation abilities
. We utilized a hybrid cloud with a powerful hash rate and our digital platform, which supported the upgrade of technology architecture for all of our core systems from computing, storage, database and middleware to application software. We also continued to frequently launch more updated functions and services. Our technology products were iterated and optimized more than 40 times on a daily basis to quickly respond to market changes, offering more accurate and efficient services to customers.

•
Improvement of intelligent service
.
China Life “Internet of Things” has covered all our business units and outlets across China. We also widely used intelligent robots serving in various business fields, including sales, services, operations, finance and risk control. Furthermore, our big data-empowered scenarios were increased by 84% compared with 2020 and the daily average intelligent services reached more than 5 million person-times.

•
Improvement of digital ecosystem
.
Our online socialized collaboration system can connect with mobile phones, desktops, large screens and various digital applications, which improved the communication and interaction experience of our customers, salespersons and employees. We released a total of 3,256 standardized services on our digital platform, a year-on-year
increase of 92%, launched nearly 1,000 ecological applications, and carried out nearly 400,000 services and activities with different cooperative institutions.

We also continue to attach importance to financial data security and have implemented projects, including the separation of internal and external networks, cloud desktops, providing different levels of protection fitting to the various application systems, intelligent security monitoring and supervision platforms and anti-intrusion systems. User access information obtained through front office applications is gathered and managed at a back office platform. We have built a security protection system to cover assessment, protection, detection, response, recovery and other aspects of data protection. We have an intelligent visualization system to provide real-time monitoring on cyber-attacks. We also have internal rules on the procedures for reporting and handling material accidents, including cybersecurity incidents, occurring during business operations.
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
An ordinary personal insurance product is one whose insurance premiums and policy benefits are definite upon issuance of the insurance policy. Beginning from August 5, 2013, the CIRC removed the original 2.50% cap on the guaranteed interest rates of ordinary personal insurance products, and such guaranteed interest rates can be decided by insurance companies at their discretion in accordance with the principle of prudence. Meanwhile, the statutory valuation rates of ordinary personal insurance policies issued on and after August 5, 2013 have been increased from 2.50% to 3.50%. In addition, beginning from August 5, 2013, if the guaranteed interest rate of an ordinary personal insurance product developed by an insurance company is not higher than the maximum valuation rate set by the CBIRC which varies depending on product, the insurance company must file the relevant information of the product with the CBIRC. If such rate is higher than the maximum valuation rate set by the CBIRC, the insurance company is required to obtain the approval of the CBIRC on the product in advance, and during the approval process, the insurance company is not allowed to submit new insurance clauses and premium rates to the CBIRC for approval. On September 2, 2016, the CIRC further required that policy loans provided by an insurer may not exceed 80% of the cash value or account value of the policy. From October 1, 2017, the first payment of survival insurance benefits for the ordinary endowment products and annuity products must occur only after five years since the policy becomes effective and the annual payment or partial payment must not exceed 20% of the paid premiums. Beginning from August 30, 2019, the cap on the valuation rate of premium reserves of ordinary pension annuity products or ordinary long-term annuity products with a term more than ten years issued on and after August 5, 2013 is equal the lower of 3.50% or the guaranteed interest rate. Beginning from January 21, 2020, the caps on predetermined surcharge rates of long-term ordinary life insurance products in each policy year have been lifted, but the average surcharge rate shall not exceed a cap.
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
Short-term accidental injury insurance is a type of insurance that uses death or disability caused by accidents or physical injuries stipulated in the insurance agreement as a condition for paying insurance proceeds. Short-term accidental injury insurance products must be developed and managed by the headquarters of the insurance company and filed with the CBIRC. Beginning from 2023, insurance companies must submit a business operation report to the CBIRC before March 31 of each year regarding the accident insurance products they offer.
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
Asset categories, investment and concentration risk regulatory percentages
. Currently, Chinese life insurance companies are allowed to invest their funds in the following asset categories, subject to the satisfaction of conditions prescribed for each form of investment.

Regulatory Percentage (1)
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
(2)
must not exceed 20% of the total assets
(3)
of the insurance company as at the end of the last quarter (excluding, among others, investments in domestic central government bonds, quasi-government bonds, and equity investments in insurance enterprises with proprietary funds).

Regulatory Percentage (1)
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
The book balance of investment by an insurance company in a single fixed-income asset
(4)
must not exceed 5% of the total assets of the insurance company as at the end of the last quarter, excluding investments in domestic central government bonds, quasi-government bonds and bank deposits.

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

Domestic items of listed equity assets mainly include shares
(5)
, equity funds, hybrid funds and equity insurance asset management products. Overseas items of listed equity assets mainly include ordinary shares, preferred shares, global depositary receipts, American depositary receipts and equity securities investment funds, as well as other tools or products recognized by the CBIRC in this category.

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
(5)
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

Regulatory Percentage (1)
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
The total book balance of investments by an insurance company in property assets must not exceed 30%
(5)
of the total assets of the insurance company as at the end of the last quarter, provided that assets in aggregate not traded in the inter-bank market, stock exchanges and other trading markets approved by the State Council must not exceed 25% of the company’s total assets as at the end of the last quarter. The book balance does not include the properties purchased by the insurance company for its own use.

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

Regulatory Percentage (1)
Asset Category	Definition	Specific Items Included	Investment Regulatory Percentage	Concentration Risk Regulatory Percentage
Other financial assets	Other financial assets refer to other kinds of assets that are distinctively different from all the foregoing categories of assets, including in terms of risk-return characteristics, liquidity and other characteristics, and cannot be classified into any of the foregoing categories.	Domestic items mainly include financial products by commercial banks, asset-backed securities offered by banking financial institutions, trust schemes of collective funds offered by trust companies, special asset management schemes offered by securities companies, project asset-backed schemes offered by insurance asset management companies and other insurance asset management products. Overseas items mainly include structured deposits without bank guaranteed commitments, as well as other tools or products recognized by the CBIRC in this category.	The total book balance of investments by an insurance company in other financial assets must not exceed 25% of the total assets of the insurance company as at the end of the last quarter, provided that assets in aggregate not traded in the inter-bank market, stock exchanges and other trading markets approved by the State Council must not exceed 20% of the company’s total assets as at the end of the last quarter.
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

Overseas investment	An insurance company is allowed to participate in overseas investments in 25 developed markets, 20 emerging markets and Macau in accordance with the relevant requirements of the CBIRC.	As referred to in the investable overseas items listed in each of the above asset categories.	The total outstanding overseas investments by an insurance company must not exceed 15% of the total assets of the insurance company as at the end of the last year.
The total outstanding investments by an insurance company in a single legal person must not exceed 20% of the total assets of the insurance company as at the end of the last quarter (excluding, among others, equity investments in insurance enterprises with proprietary funds).

The balance of an insurance company’s investment in 20 investable emerging markets must not exceed 10% of its total assets as at the end of the last year.

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

Investment risk monitoring percentages.
To alleviate the risks associated with liquidity and high volatility of assets, an insurance company must comply with the following investment risk monitoring requirements:

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

Financial derivative products
. Apart from the regulations on the five asset categories described above, the CIRC has separately issued a series of rules governing the operation of domestic and overseas trading of derivative products by an insurance company. Financial derivative products are financial contracts whose value is determined by one or more types of underlying assets, indices or certain events. Typical financial derivative products include forwards, futures, options and swaps.
Bank capital replenishment bonds
. Insurance companies are allowed to invest in Tier 2 capital bonds and non-fixed
term capital bonds issued by banks. Investment in Tier 2 capital bonds and non-fixed
term capital bonds are regulated in accordance with requirements on investment in either equity assets or fixed-income assets, depending on how such bonds are categorized by the issuer of such bonds.
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
Solvency requirements
On January 1, 2016, the CIRC implemented a new set of solvency regulations, the “China Risk Oriented Solvency System”, or
C-ROSS,
which replaced its previous solvency requirements known as “Solvency I”. On December 30, 2021, the CBIRC issued a notice requiring insurers to prepare their solvency report of the first quarter of 2022 based on the
C-ROSS
phase 2 regime.
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
Based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2021, we had been classified as a Category A insurer.
Our core solvency adequacy ratio as of December 31, 2021 was 253.70%, and our comprehensive solvency adequacy ratio as of December 31, 2021 was 262.41%.
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

Risk management.
Insurance companies must establish and adopt procedures, organizational structures, systems and measures to identify, evaluate and control the risks involved in its insurance operation. Insurance companies must report to the regulatory authorities in a timely manner any major risks, and submit an annual risk management report to the board of directors. In addition, as required by the CBIRC, where an insurance company carries out by itself or is entrusted to carry out various investment management businesses, it shall have the corresponding investment management capabilities, including credit risk management capability, investment capability in the secondary stock market, equity investment capability, real estate investment management capability, derivatives application management capability, product management capability of debt investment plans and product management capability of equity investment plans. For each investment management capability, an insurance company should designate at least two qualified risk officers. Where an insurance company decides to replace a risk officer, impose disciplinary sanctions on a risk officer, dismiss a risk officer or terminate the employment of a risk officer, the insurance company must replace such risk officer within 10 business days from the date of the decision, and report to the CBIRC and state the reasons for such replacement.
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

Related party transactions.
Insurance companies are required to establish a related party transaction control committee to be responsible for managing, reviewing and approving related party transactions and controlling risks. The related party transaction control committee must be composed of at least three directors, with an independent director acting as the person in charge. The related party transaction control committee should focus on the compliance, fairness and necessity of related party transactions. Insurance companies are required to set up a cross-departmental related party transaction management office at the management level to be responsible for identification of related parties, management of related party transactions and other daily affairs. According to applicable CBIRC regulations, related party transactions between an insurance company and any of its related parties are classified as either “material related party transactions” or “ordinary related party transactions”. The term “material related party transactions” refers to any single transaction or a series of transactions within any given year between an insurance company and a single related party in which the trading volume exceeds RMB30 million and accounts for 1% or more of the insurance company’s audited net assets as of the end of the previous year. The term “ordinary related party transactions” refers to all related party transactions other than “material related party transactions”. A material related party transaction must be first reviewed by the related party transaction control committee, and then be approved by the board of directors, by vote of more than two thirds of attending non-affiliated
directors, or by shareholders’ meeting. An ordinary related party transaction must be reviewed in accordance with the internal management system and authorization process of the insurance company, and then be filed with or approved by the related party transaction control committee. An insurance company is required to maintain a system to manage related party transactions and file them with the CBIRC. Companies must take effective measures to prevent their shareholders, directors, supervisors, senior management and other related parties from taking advantage of their positions and acting against the interests of the company or the insured through related party transactions. In addition, an insurance company must report to the CBIRC each of its material related party transactions, the execution, renewal or substantive change of any framework transaction agreement, as well as any other transaction as required by the CBIRC.
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
Reporting and disclosure requirements.
An insurance company must disclose to the public various information regarding its operations and business, including financial and accounting information, information on its insurance liabilities and reserves, risk management, its insurance products, solvency, material related transactions, utilization of funds and major events, as well as other information required by the CBIRC. An insurance company must disclose this information on its website, and by April 30 of each year, an insurance company must also disclose an annual report on its website and in media designated by the CBIRC. In addition, after the occurrence of a material related party transaction or other material events, an insurance company must disclose information about such transactions and events on its website and in media designated by the CBIRC within the time limit required by the CBIRC.
Internal control assessment.
An insurance company must establish an internal control evaluation system. Insurance companies are required to submit to the CBIRC a corporate governance report each year along with other regulatory information, which includes its internal control evaluation result.
Custody of insurance assets
. Insurance companies are required to establish and improve mechanisms for the custody of insurance assets, select qualified commercial banks and other professional institutions, place various assets generated by the investment of insurance funds under third-party custody and oversight, and ensure that the revenue and expenditure concerning the use of insurance funds (except for expenditure of daily expenses) are primarily processed through the custody fund accounts. Insurance companies are required to submit implementing plans relating to the custody of their insurance assets to the CBIRC.
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
Insurance companies are also required to comply with anti-money laundering regulations and establish internal operational procedures and anti-money laundering internal control systems. No insurance activity can be conducted for the purpose of illegal fundraising.
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

Chinese Data Privacy and Cybersecurity Laws
The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future.
The PRC Cyber Security Law, or the CSL, became effective in June 2017 and created China’s first national-level data protection for different types of “network operators,” which may include all organizations in China that provide services over the internet or another information network. The PRC Data Security Law, or the DSL, which took effect in September 2021, provides for a cybersecurity review procedure for “data processors” when their data activities may affect national security and the protection scheme of “important data.” “Data processors” may include all organizations in China that collect, store, use, process, transfer, provide, disclose any data in electronic or other forms. The DSL also sets up a framework that classifies and categorizes data collected and stored in China and regulates its storage and transfer based on the degree of importance of data in economic and social development, as well as the extent of damage caused to national security, public interests or the legitimate rights and interests of individuals and organizations once data are tampered with, destroyed, leaked or illegally obtained or illegally used. Certain categories of network operators and data processors processing certain types of data will also be subject to data localization requirements. The PRC Personal Information Protection Law, or the PIPL, which took effect from November 2021, provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information. The PIPL also clarifies the definition of personal information and sensitive personal information, the legal basis of personal information processing, the basic requirements of notice and consent and the restrictions of data cross-border transfer.
Numerous regulations, guidelines and other administrative measures have been or are expected to be adopted under China’s three-pillar data protection regime framework made up of the CSL, the DSL and the PIPL. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with 12 other government departments of the PRC, jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that certain network operators that intend to purchase network products and services and network platform operators engaging in data processing activities must be subject to cybersecurity review by a Cybersecurity Review Office, or the CRO, an administrative body within the CAC, if national security will or may be affected. The Cybersecurity Review Measures further require that if a network operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review from the CRO. The Cybersecurity Review Measures also grant the CRO the discretion to start a cybersecurity review against any entity, if the CAC or any of 12 other government departments consider relevant products and services or data processing activities will or may affect national security. In respect of data cross-border transfer, on October 29, 2021, the CAC released the Draft Measures on Outbound Data Transfer Security Assessments, or the Draft Measures, for public comment. The Draft Measures, once finalized, may require large personal information controllers (those process over 1 million individuals’ personal information) and other network operators to undergo a government security assessment before transferring personal information out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Notice by the PBOC regarding Issuance of a Financial Industry Standard and Effective Technological Management of Personal Financial Information Protection, which became effective and implemented on February 13, 2020, specifies the security protection requirements for personal financial information in the collection, transmission, storage, use, deletion and destruction.
We routinely receive, collect, generate, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and privacy and data protection laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to potentially heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated.

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

C.    ORGANIZATIONAL STRUCTURE
The following is our simplified corporate structure as of the date of this annual report:

(1)	Wholly owned by CLIC
(2)	Formerly known as China Life Asset Management (Hong Kong) Company Limited

List of Significant Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest Owned by China Life
中国人寿资产管理有限公司
China Life Asset Management Company	The People’s Republic of China	60%
Limited		(directly)

中国人寿富兰克林资产管理有限公司		50% (2)
China Life Franklin Asset Management	Hong Kong	(indirectly through affiliate)
Company Limited (1)

中国人寿养老保险股份有限公司		74.27% (3)
China Life Pension Company Limited	The People’s Republic of China	(directly and indirectly through affiliate)

国寿安保基金管理有限公司
China Life AMP Asset Management Co.,	The People’s Republic of China	85.03% (4)
Ltd.		(indirectly through affiliate)

国寿财富管理有限公司
China Life Wealth Management Company	The People’s Republic of China	100% (5)
Limited		(indirectly through affiliate)

(1)	Formerly known as China Life Asset Management (Hong Kong) Company Limited.
(2)	AMC, which is 60% owned by us, owns 50%.
(3)	We own 70.74% and AMC, which is 60% owned by us, owns 3.53%.
(4)	AMC, which is 60% owned by us, owns 85.03%.
(5)	AMC, which is 60% owned by us, owns 48%, and China Life AMP, which is 85.03% owned by AMC, owns 52%.

D.     PROPERTY, PLANTS AND EQUIPMENT
As of December 31, 2021, we owned and leased 5,021 and 11,256 properties, respectively, and had 80 properties under construction. Among the 5,021 properties owned by us, 1,485 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. 162 properties are recognized as investment properties.
On December 31, 2020, we entered into a property leasing agreement with China Life Investment Management Company Limited, or IHC. Under this property leasing agreement, IHC agreed to lease to us 1,134 properties owned by it. This agreement has expired on December 31, 2021 and IHC has transferred all the properties under this agreement to China Life Industrial Investment Company Limited, its wholly owned subsidiary. We also entered into a new property leasing agreement with China Life Industrial Investment Company Limited on December 31, 2021. Under this agreement, China Life Industrial Investment Company Limited agreed to lease to us 735 properties owned by it. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.
Overview of Our Business
We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had approximately 323 million insurance policies in force as of December 31, 2021, including individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies.
We report our financial results according to the following three principal business segments:

•	Life insurance , which offers participating and non-participating life insurance and annuities to individuals and groups.

•
Health insurance
, which offers short-term and long-term health insurance to individuals and groups. The financial results of our supplementary major medical insurance are also reflected in our health insurance business segment.

•	Accident insurance , which offers short-term and long-term accident insurance to individuals and groups.
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
Financial Overview of Our Business
We had total gross written premiums of RMB618,327 million (US$97,029 million) and net profit of RMB52,412 million (US$8,225 million) for the year ended December 31, 2021. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB481,311 million (US$75,528 million) in 2021.

•	Health insurance had total gross written premiums of RMB120,609 million (US$18,926 million) in 2021.

•	Accident insurance had total gross written premiums of RMB16,407 million (US$2,575 million) in 2021.

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
Factors Affecting Our Results of Operations
Revenues, Expenses and Profitability
We earn our revenues primarily from:

•
insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating
policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 74.10% of total revenues in 2021.

•
investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 24.69% of total revenues in 2021.

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
Interest Rates
For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year
term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. This interest rate has remained unchanged since 2015. In December 2021, the one-year
loan prime rate, another key benchmark, was reduced from 3.85% to 3.80%, and in January 2022, was further reduced from 3.80% to 3.70%. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2021, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.83%, while our investment yields for the years ended December 31, 2021, 2020 and 2019 were 4.98%, 5.30% and 5.24%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.
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
Our investments are subject to risks. Volatility or declines in Chinese and international financial markets may expose us to higher market and credit risks, such as when domestic and international economic conditions differ from market expectations, or when a “Black Swan” event occurs and influences investors’ risk preference. We may also invest in new investment channels, use new investment tools or engage new investment managers, which may expose us to new risks. These factors could affect our investment income and the book value of our investment assets. In addition, as a portion of our investment assets are held in foreign currencies, our investment results may also be subject to foreign exchange gains and losses due to changes in exchange rates. Furthermore, our investments in associates are also affected by the operating conditions, financial risks and volatility in profits of these associates, which, in turn, may affect our profitability. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our investments are subject to risks”.

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets and net gains on investments of associates and joint ventures, for the years ended December 31, 2019, 2020 and 2021.

Impairment	For the year ended December 31,
	2019	2020	2021	2021

	(RMB in millions)			US$
Debt securities	(3,749)	288	(1,359)	(213)
Equity securities	(2,638)	(11,917)	(21,362)	(3,352)
Associates and joint ventures	(1,500)	(707)	—	—

Total	(7,887)	(12,336)	(22,721)	(3,565)

During the year ended December 31, 2021, we recognized an impairment expense of RMB21,362 million (US$3,352 million) for available-for-sale
equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2020, we recognized an impairment expense of RMB11,917 million for available-for-sale
equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2019, we recognized an impairment expense of RMB2,638 million for available-for-sale
equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to issuer-specific events such as bankruptcies.
During the year ended December 31, 2021, we recognized an impairment expense of RMB1,376 million (US$216 million) in debt securities with a reversal of impairment charges of RMB17 million (US$3 million). During the year ended December 31, 2020, we recognized an impairment expense of RMB3 million in debt securities with a reversal of impairment charges of RMB291 million. During the year ended December 31, 2019, we recognized an impairment expense of RMB3,749 million in debt securities.
During the year ended December 31, 2021, we recognized no impairment expense in associates and joint ventures. During the year ended December 31, 2020, we recognized an impairment expense of RMB707 million in associates and joint ventures. During the year ended December 31, 2019, we recognized an impairment expense of RMB1,500 million in associates and joint ventures.
Available-for-sale
securities comprised of the following asset classes as of December 31, 2019, 2020 and 2021.

	As of December 31,
	2019		2020		2021
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value

	(RMB in millions)
Debt securities
Government bonds	22,500	23,758	48,542	49,256	55,110	58,561
Government agency bonds	163,678	171,189	161,503	169,013	245,026	259,753
Corporate bonds	145,033	148,455	133,133	136,025	197,856	203,147
Subordinated bonds/debt	53,062	53,922	81,880	81,795	107,204	111,029
Other	109,729	112,467	141,530	144,721	154,793	161,054

Subtotal	494,002	509,791	566,588	580,810	759,989	793,544

Equity securities
Funds	97,208	102,349	72,691	97,476	80,918	94,895
Common stocks	217,564	236,323	278,512	301,249	258,239	256,441
Other	195,360	210,494	214,059	236,068	261,136	284,407

Subtotal	510,132	549,166	565,262	634,793	600,293	635,743

Total	1,004,134	1,058,957	1,131,850	1,215,603	1,360,282	1,429,287

The difference between the aggregate cost/amortized cost and the aggregate estimated fair value reflects the amount of the unrealized gains and losses, and provision for impairment losses. As of December 31, 2021, we had gross unrealized gains of RMB102,195 million (US$16,037 million) and gross unrealized losses of RMB10,485 million (US$1,645 million), and made a provision for impairment losses of RMB22,705 million (US$3,563 million). As of December 31, 2020, we had gross unrealized gains of RMB114,895 million and gross unrealized losses of RMB18,528 million, and made a provision for impairment losses of RMB12,614 million. As of December 31, 2019, we had gross unrealized gains of RMB63,261 million and gross unrealized losses of RMB5,055 million, and made a provision for impairment losses of RMB3,383 million.
The unrealized losses as of December 31, 2021 related primarily to the unrealized losses of available-for-sale
stocks.
The following tables set forth the length of time that each class of available-for-sale
securities has continuously been in an unrealized loss position as of December 31, 2021, 2020 and 2019. For the year ended December 31, 2021, the decrease of our unrealized losses on equity securities, mainly resulting from the increase in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2020, the increase of our unrealized losses on equity securities, mainly resulting from the decline in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2019, the decrease of our unrealized losses on equity securities, mainly resulting from the overall upturn of the Chinese stock market, constituted a significant component of the movement of the total unrealized losses compared to the prior year.

As of December 31, 2021	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	71	—	44	115
Carrying amounts	6,230	—	8,426	14,656
Unrealized losses as a percentage of carrying amounts	1.14%	—	0.52%	0.78%

Equity securities
Unrealized losses	7,334	123	2,913	10,370
Carrying amounts	65,277	1,480	14,188	80,945
Unrealized losses as a percentage of carrying amounts	11.24%	8.31%	20.53%	12.81%

Total
Total unrealized losses	7,405	123	2,957	10,485
Total carrying amounts	71,507	1,480	22,614	95,601
Unrealized losses as a percentage of carrying amounts	10.36%	8.31%	13.08%	10.97%

As of December 31, 2020	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	981	341	277	1,599
Carrying amounts	82,099	18,463	7,212	107,774
Unrealized losses as a percentage of carrying amounts	1.20%	1.85%	3.84%	1.48%

Equity securities
Unrealized losses	10,725	5,382	822	16,929
Carrying amounts	90,297	36,979	5,399	132,675
Unrealized losses as a percentage of carrying amounts	11.88%	14.55%	15.23%	12.76%

Total
Total unrealized losses	11,706	5,723	1,099	18,528
Total carrying amounts	172,396	55,442	12,611	240,449
Unrealized losses as a percentage of carrying amounts	6.79%	10.32%	8.71%	7.71%

As of December 31, 2019	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	374	141	531	1,046
Carrying amounts	28,298	2,794	25,884	56,976
Unrealized losses as a percentage of carrying amounts	1.32%	5.05%	2.05%	1.84%

Equity securities
Unrealized losses	2,084	1,029	896	4,009
Carrying amounts	50,291	26,006	3,175	79,472
Unrealized losses as a percentage of carrying amounts	4.14%	3.96%	28.22%	5.04%

Total
Total unrealized losses	2,458	1,170	1,427	5,055
Total carrying amounts	78,589	28,800	29,059	136,448
Unrealized losses as a percentage of carrying amounts	3.13%	4.06%	4.91%	3.70%
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
As of December 31, 2021, our total investment assets were RMB4,716,401 million (US$740,106 million) and the investment yield for the year ended December 31, 2021 was 4.98%. The investment yield primarily reflected the steady growth of our investments and the realization of floating profits. As of December 31, 2020, our total investment assets were RMB4,095,491 million and the investment yield for the year ended December 31, 2020 was 5.30%. As of December 31, 2019, our total investment assets were RMB3,573,199 million and the investment yield for the year ended December 31, 2019 was 5.24%.
We calculate the investment yields for a given year by dividing the gross investment income for that year by the average of the ending balance of investment assets of that year and the previous year.
Mix of Products
The following table sets forth premium information as of or for the years ended December 31, 2021, 2020 and 2019 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2019	2020	2021	2021	(2019-2021)
	RMB	RMB	RMB	US$
Life insurance business

Whole life and term life insurance:
Gross written premiums	64,196	76,421	72,424	11,365	6.22%

Endowment:
Gross written premiums	113,950	109,275	97,791	15,346	(7.36%)

Annuities:
Gross written premiums	268,416	294,897	311,096	48,818	7.66%

Health insurance business (1)
Gross written insurance premiums	105,581	115,089	120,609	18,926	6.88%

Accident insurance business (2)
Gross written insurance premiums	14,943	16,583	16,407	2,575	4.78%

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.
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
Regulation
We operate in a highly regulated industry. Changes in regulation can have a significant impact on our revenues, expenses and profitability. China’s insurance regulatory regime is undergoing significant changes toward a more transparent regulatory process and a convergent movement toward international standards. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters”.
Covid-19
Pandemic
During the reporting period, the COVID-19 pandemic continued to evolve and spread, and continued to have an adverse impact on the global economy. In the insurance market in China, the growth of life insurance premiums and demands for insurance consumption slowed, which has affected the development of the insurance industry. In China, as of the date of this annual report, there has been an increasing number of Omicron variant cases in some regions, and the Chinese government has imposed restrictions in these regions, including in Shanghai. The COVID-19 pandemic and relevant restrictions imposed by Chinese government have had an impact on our operations, including restricting face to face sales and other marketing activities and affecting the recruitment, retaining and training of our exclusive agents, resulting in the decrease of the number of our exclusive agents from 1,378,000 as of the end of 2020 to 820,000 as of the end of 2021, which could have an adverse impact on sales of our products. See “Business Overview—Distribution Channels—Exclusive Agents”. Meanwhile, the value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock or bond markets or if interest rates were to decline as a result of government stimulus measures. For example, in the first quarter of 2022, China’s interest rates were at a historically low level, which negatively impacted our allocation in fixed-income assets. Investor risk tolerance was also affected by the pandemic, and the domestic equity market experienced a relatively substantial fall as compared to the beginning of the year, which had an adverse effect on the stability of our short-term investment income. Furthermore, if a worsening of the COVID-19 pandemic were to result in increased claims for certain insurance products, it could reduce our earnings. We cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.
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
We establish liabilities for long-term insurance contracts based on the following assumptions:

•
For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin was 4.85% as at December 31, 2019, 2020 and 2021.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.52% to 4.83% as at December 31, 2019, from 3.09% to
4.80%
as at December 31, 2020,
and from 2.88% to
4.80%
as at December 31, 2021,
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
.
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

We have adopted a consistent process to determine assumptions for the insurance contracts, which are detailed in Note 15 to our consolidated financial statements included elsewhere in this annual report. On each reporting date, we review the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account our historical experience and expectation of future events.
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
Investment Contracts
For investment contracts with or without discretionary participating feature, our policy fee income mainly consists of handling fee income and management fee income. Policy fee income net of certain acquisition cost is amortized over the expected life of the contracts by period and recognized in revenue.
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
Available-for-sale
securities.
Available-for-sale
securities are
non-derivative
financial assets that are either designated in this category or not classified in any of the other categories. These investments are carried at fair value.
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
As of December 31, 2021, debt securities of RMB273,819 million (US$42,968 million) contained guarantees issued by third parties and, of those, 70.60% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 71.71% related to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.
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
Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2021, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2021, RMB1,229,599 million of RMB1,618,787 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.
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
Policy fee income.
The policy fee income for investment contracts mainly consists of handling fee income and management fee income. Policy fee income net of certain acquisition costs is amortized over the expected life of the contracts and recognized as other income.
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
Recently Issued Accounting Standards
The following standards and amendments were adopted by us for the first time for the financial year beginning on January 1, 2021.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform - Phase 2	January 1, 2021
Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021	April 1, 2021
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2.
In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The key reliefs provided by the Phase 2 amendments are as follows:

•
Changes to contractual cash flows. When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes that are required by an interest rate benchmark reform (that is, are necessary as a direct consequence of IBOR reform and are economically equivalent) will not result in an immediate gain or loss in the income statement.

•
Hedge accounting. The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

The amendments are effective for annual periods beginning on or after January 1, 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.
We had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at December 31, 2021. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, we will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.
IFRS 16 Amendment –
Covid-19-Related
Rent Concessions beyond June 30, 2021
In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of
COVID-19.
The amendment does not apply to lessors.
In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related
rent concessions.
We have adopted the amendment on April 1, 2021. Because we were not provided with a significant amount of rent concessions arising as a direct consequence of
COVID-19,
the amendment did not have any significant impact on our consolidated financial statements
New accounting standards and amendments that are effective but a temporary exemption is applied by us for the financial year beginning on January 1, 2021:

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
The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2021.

Standards/Amendments	Content	Effective for annual periods beginning on or after

Amendments to IFRS 3	Update Reference to the Conceptual Framework	January 1, 2022

Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022

Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022

Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022

Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023

IFRS 17	Insurance Contracts	January 1, 2023

Amendment to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

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
The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows, including the expected present value of future cash flows and explicit risk adjustment, are remeasured every reporting period;

•	A contractual service margin representing the unearned profitability of the insurance contracts is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	Insurance revenue and insurance service expenses are recognized in the statement of comprehensive income based on the concept of services provided during the period;

•
Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense; and

•	Extensive disclosures are required to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.
In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after January 1, 2023. In December 2021, the IASB issued the amendment to IFRS 17, which permits entities that first apply IFRS 17 and IFRS 9 at the same time to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. According to the nature of our business, the standard would be expected to have significant impacts on the measurement model for insurance contracts, insurance revenue, insurance service expenses, the recognition of insurance finance income and expenses and the presentation and disclosure of the statement of comprehensive income and the statement of financial position.
Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on our financial position and performance.

Inflation
According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the consumer price index, were approximately 0.9%, 2.5%, 2.9%,
2.1% and 1.6% in 2021, 2020, 2019, 2018 and 2017, respectively.
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
A.    OPERATING RESULTS
Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
China Life Insurance Sales Company became a subsidiary of the Company in 2021 as a result of a business combination under common control. The financial data of previous years in this annual report have been restated. See Note 34(f) to our consolidated financial statements included elsewhere in this annual report.

Total Revenues	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Net premiums earned	604,666	611,251
Life insurance business	479,600	480,214
Health insurance business	109,091	114,549
Accident insurance business	15,975	16,488
Investment income	154,497	178,387
Investment income from securities at fair value through profit or loss	4,280	4,991
Investment income from available-for-sale securities	46,880	57,297
Investment income from held-to-maturity securities	44,757	56,830
Investment income from bank deposits	25,860	25,949
Investment income from loans	31,948	32,970
Other investment income	772	350
Net realized gains on financial assets	14,583	20,344
Net fair value gains through profit or loss	21,900	4,943
Other income	9,403	10,005

Total	805,049	824,930

Net Premiums Earned
Net premiums earned increased by RMB6,585 million, or 1.1%, to RMB611,251 million in 2021 from RMB604,666 million in 2020.
Life Insurance Business
Net premiums earned from life insurance business increased by RMB614 million, or 0.1%, to RMB480,214 million in 2021 from RMB479,600 million in 2020. This was primarily due to the fact that our life insurance business remains stable.

Health Insurance Business
Net premiums earned from health insurance business increased by RMB5,458 million, or 5.0%, to RMB114,549 million in 2021 from RMB109,091 million in 2020. This was primarily due to our increased efforts to develop our health insurance business.
Accident Insurance Business
Net premiums earned from accident insurance business increased by RMB513 million, or 3.2%, to RMB16,488 million in 2021 from RMB15,975 million in 2020. This was primarily due to the steady development of our accident insurance business.
Investment Income
Investment income increased by RMB23,890 million, or 15.5%, from RMB154,497 million in 2020 to RMB178,387 million in 2021.
Investment Income from Securities at Fair Value through Profit or Loss
Investment income from securities at fair value through profit or loss increased by RMB711 million, or 16.6%, to RMB4,991 million in 2021 from RMB4,280 million in 2020. This was primarily due to an increase in bond’s interest income from securities at fair value through profit or loss.
Investment Income from
Available-for-Sale
Securities
Investment income from
available-for-sale
securities increased by RMB10,417 million, or 22.2%, to RMB57,297 in 2021 from RMB46,880 million in 2020. This was primarily due to an increase in bond’s interest income from available-for-sale
securities investment stocks.
Investment Income from
Held-to-Maturity
Securities
Investment income from
held-to-maturity
securities increased by RMB12,073 million, or 27.0%, to RMB56,830 million in 2021 from RMB44,757 million in 2020. This was primarily due to an increase in interest income resulting from the increase in the allocation in government agency bonds.
Investment Income from Bank Deposits
Investment income from bank deposits increased by RMB89 million, or 0.3%, to RMB25,949 million in 2021 from RMB25,860 million in 2020. This was primarily due to an increase in interest income from term deposits.
Investment Income from Loans
Investment income from loans increased by RMB1,022 million, or 3.2%, to RMB32,970 million in 2021 from RMB31,948 million in 2020. This was primarily due to an increase in interest income from policy loans
Net Realized Gains on Financial Assets
Net realized gains on financial assets increased by RMB5,761 million to gains of RMB20,344 million in 2021 from gains of RMB14,583 million in 2020. This was primarily due to an increase of realized gains from trading activities in available-for-sale securities.
Net Fair Value Gains through Profit or Loss
Net fair value gains through profit or loss decreased by RMB16,957 million to gains of RMB4,943 million in 2021 from gains of RMB21,900 million in 2020. This was primarily due to the market value fluctuation of securities at fair value through profit or loss and investment operations.
Other Income
Other income increased by RMB602 million, or 6.4%, to RMB10,005 million in 2021 from RMB9,403 million in 2020. This was primarily due to an increase in income of management service fees received by our subsidiaries.

Benefits, Claims and Expenses	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	113,609	121,354
Accident and health claims and claim adjustment expenses	52,395	55,030
Increase in insurance contracts liabilities	414,797	442,370
Investment contracts benefits	9,846	10,628
Policyholder dividends resulting from participation in profits	28,279	26,511
Underwriting and policy acquisition costs	84,361	65,744
Finance costs	3,747	5,598
Administrative expenses	37,706	40,808
Statutory insurance fund contribution	1,229	1,253
Other expenses	12,270	15,467

Total	758,239	784,763

Segment information of insurance benefits and claims expenses
Life insurance business	490,994	527,863
Health insurance business	82,146	83,688
Accident insurance business	7,661	7,203

Total	580,801	618,754

Insurance Benefits and Claims Expenses
Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB37,953 million, or 6.5%, to RMB618,754 million in 2021 from RMB580,801 million in 2020.
Life insurance death and other benefits payouts increased by RMB7,745 million, or 6.8%, to RMB121,354 million in 2021 from RMB113,609 million in 2020. This was primarily due to the relatively low base of the surrender payment during the corresponding period in 2020. Accident and health claims and claim adjustment expenses increased by RMB2,635 million, or 5.0%, to RMB55,030 million in 2021 from RMB52,395 million in 2020. This was primarily due to an increase in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB27,573 million, or 6.6%, to RMB442,370 million in 2021 from RMB414,797 million in 2020. This was primarily due to the growth of our insurance business.
Life Insurance Business
Insurance benefits and claims expenses attributable to life insurance business increased by RMB36,869 million, or 7.5%, to RMB527,863 million in 2021 from RMB490,994 million in 2020. This was primarily due to the steady growth of our life insurance business.
Health Insurance Business
Insurance benefits and claims expenses attributable to health insurance business increased by RMB1,542 million, or 1.9%, to RMB83,688 million in 2021 from RMB82,146 million in 2020. This was primarily due to an increase in claims expenses in health insurance business.
Accident Insurance Business
Insurance benefits and claims expenses attributable to accident insurance business decreased by RMB458 million, or 6.0%, to RMB7,203 million in 2021 from RMB7,661 million in 2020. This was primarily due to the fluctuation in claims expenses of certain businesses.
Investment Contract Benefits
Investment contract benefits increased by RMB782 million, or 7.9%, to RMB10,628 million in 2021 from RMB9,846 million in 2020. This was primarily due to an increase in the scale of universal insurance accounts.
Policyholder Dividends Resulting from Participation in Profits
Policyholder dividends resulting from participation in profits decreased by RMB1,768 million, or 6.3%, to RMB26,511 million in 2021 from RMB28,279 million in 2020. This was primarily due to a decrease in investment income from the participating accounts.

Underwriting and Policy Acquisition Costs
Underwriting and policy acquisition costs decreased by RMB18,617 million, or 22.1%, to RMB65,744 million in 2021 from RMB84,361 million in 2020. This was primarily due to a decrease in regular premiums from new policies.
Finance Costs
Finance costs increased by RMB1,851 million, or 49.4%, to RMB5,598 million in 2021 from RMB3,747 million in 2020. This was primarily due to an increase in interest paid for securities sold under agreements to repurchase.
Administrative Expenses
Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB3,102 million, or 8.2%, to RMB40,808 million in 2021 from RMB37,706 million in 2020. This was primarily due to the expiration of policies on temporary expenses deduction.
Other Expenses
Other expenses increased by RMB3,197 million, or 26.1%, to RMB15,467 million in 2021 from RMB12,270 million in 2020. This was primarily due to an increase in interest expense to third party investors of a consolidated structured entity.

Profit	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Profit before income tax	54,476	50,495
Life insurance business	28,073	22,771
Health insurance business	11,611	8,599
Accident insurance business	572	1,682
Other businesses	14,220	17,443
Income tax	3,103	(1,917)
Net profit attributable to equity holders of the company	50,257	50,921
Profit before Income Tax
Our profit before income tax decreased by RMB3,981 million, or 7.3%, to RMB50,495 million in 2021 from RMB54,476 million in 2020.
Life Insurance Business
Profit before income tax in the life insurance business decreased by RMB5,302 million, or 18.9%, to RMB22,771 million in 2021 from RMB28,073 million in 2020. This was primarily due to the combined impact of factors including the change in investment yield and the change in accrued cost of reserve as a result of business accumulation.
Health Insurance Business
Profit before income tax in the health insurance business decreased by RMB3,012 million, or 25.9%, to RMB8,599 million in 2021 from RMB11,611 million in 2020. This was primarily due to an increase in claims expenses of certain insurance businesses.
Accident Insurance Business
Profit before income tax in the accident insurance business increased by RMB1,110 million, or 194.1%, to RMB1,682 million in 2021 from RMB572 million in 2020. This was primarily due to the improvement of our business quality.
Other Businesses
Profit before income tax in other businesses increased by RMB3,223 million, or 22.7%, to RMB17,443 million in 2021 from RMB14,220 million in 2020. This was primarily due to an increase in profits of certain associates.

Income Tax
We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax in 2021 decreased by RMB5,020 million, or 161.8% from RMB3,103 million in 2020. This was primarily due to the combined impact of income tax payable and deferred income tax.
Net Profit Attributable to Equity Holders of the Company
For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB664 million, or 1.3%, to RMB50,921 million in 2021 from RMB50,257 million in 2020. This was primarily due to the stable and sound business operations of the Company, satisfactory results in investment, and updated discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position.

Major Assets	As of December 31,
	2020	2021
	RMB	RMB
	(in millions)
Investment assets	4,095,491	4,716,401
Term deposits	545,678	529,488
Held-to-maturity securities	1,189,369	1,533,753
Available-for-sale securities	1,215,603	1,429,287
Securities at fair value through profit or loss	161,570	206,771
Securities purchased under agreements to resell	7,947	12,915
Cash and cash equivalents	56,655	60,440
Loans	658,535	666,087
Statutory deposits—restricted	6,333	6,333
Investment properties	14,217	13,374
Investment in associates and joint ventures	239,584	257,953
Other assets	156,975	174,684

Total	4,252,466	4,891,085

Investment Assets
Our total investment assets increased by RMB620,910 million, or 15.2%, to RMB4,716,401 million as of December 31, 2021 from RMB4,095,491 million as of December 31, 2020.
Term Deposits
Term deposits decreased by RMB16,190 million, or 3.0%, to RMB529,488 million as of December 31, 2021 from RMB545,678 million as of December 31, 2020. This was primarily due to the decrease of the negotiated term deposits.
Held-to-Maturity
Securities
Held-to-maturity
securities increased by RMB344,384 million, or 29.0%, to RMB1,533,753 million as of December 31, 2021 from RMB1,189,369 million as of December 31, 2020. This was primarily due to an increase in the allocation of government bonds.
Available-for-Sale
Securities
Available-for-sale
securities increased by RMB213,684 million, or 17.6%, to RMB1,429,287 million as of December 31, 2021 from RMB1,215,603 million as of December 31, 2020. This was primarily due to an increase in the allocation of bonds in available-for-sale
securities.
Securities at Fair Value Through Profit or Loss
Securities at fair value through profit or loss increased by RMB45,201 million, or 28.0%, to RMB206,771 million as of December 31, 2021 from RMB161,570 million as December 31, 2020. This was primarily due to an increase in the allocation of debt-type assets in securities at fair value through profit or loss.
Securities Purchased under Agreements to Resell
Securities purchased under agreements to resell increased by RMB4,968 million, or 62.5%, to RMB12,915 million as of December 31, 2021 from RMB7,947 million as of December 31, 2020. This was primarily due to the needs for liquidity management.

Cash and Cash Equivalents
Cash and cash equivalents increased by RMB3,785 million, or 6.7%, to RMB60,440 million as of December 31, 2021 from RMB56,655 million as of December 31, 2020. This was primarily due to the needs for liquidity management.
Investments in associates and joint ventures
Our investments in associates and joint ventures increased by RMB18,369 million, or 7.7%, to RMB257,953 million as of December 31, 2021 from RMB239,584 million as of December 31, 2020. This was primarily due to new investments in associates and joint ventures and an increase in the equity of associates and joint ventures.
Loans
Loans increased by RMB7,552 million, or 1.1%, to RMB666,087 million as of December 31, 2021 from RMB658,535 million as of December 31, 2020. This was primarily due to an increase in policy loans.
Investment Properties
Investment properties decreased by RMB843 million, or 5.9%, to RMB13,374 million as of December 31, 2021 from RMB14,217 million as of December 31, 2020. This was primarily due to change of uses of properties of our subsidiaries.

Major Liabilities	As of December 31,
	2020	2021
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,973,225	3,419,899
Investment contracts	288,212	313,594
Securities sold under agreements to repurchase	122,249	239,446
Policyholder dividends payable	122,510	124,949
Annuity and other insurance balances payable	55,031	56,818
Interest-bearing loans and borrowings	19,556	18,686
Deferred tax liabilities	15,286	7,481
Other liabilities	199,460	223,554

Total	3,795,529	4,404,427

Liabilities
Our total liabilities increased by RMB608,898 million, or 16.0%, to RMB4,404,427 million as of December 31, 2021 from RMB3,795,529 million as of December 31, 2020.
Insurance Contracts
Liabilities of insurance contracts increased by RMB446,674 million, or 15.0%, to RMB3,419,899 million as of December 31, 2021 from RMB2,973,225 as of December 31, 2020. This was primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of our various insurance contracts passed the liability adequacy test.
Investment Contracts
The account balance of investment contracts increased by RMB25,382 million, or 8.8%, to RMB313,594 million as of December 31, 2021 from RMB288,212 million as of December 31, 2020. This was primarily due to an increase in the scale of universal insurance accounts.
Securities Sold under Agreements to Repurchase
Securities sold under agreements to repurchase increased by RMB117,197 million, or 95.9%, to RMB239,446 million as of December 31, 2021 from RMB122,249 million as of December 31, 2020. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable
Policyholder dividends payable increased by RMB2,439 million, or 2.0%, to RMB124,949 million as of December 31, 2021 from RMB122,510 million as of December 31, 2020. This was primarily due to the fact that the policyholder dividends newly accrued are greater than the dividends paid out in the current year
.
Annuity and Other Insurance Balances Payable
Annuity and other insurance balances payable increased by RMB1,787 million, or 3.2%, to RMB56,818 million as of December 31, 2021 from RMB55,031 million as of December 31, 2020. This was primarily due to an increase in maturities payable.
Interest-bearing Loans and Borrowings
The carrying value of our borrowings in foreign currency decreased in 2021. This was primarily due to the change of foreign exchange rates. Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, and a six-month
bank loan of EUR127 million with a maturity date on January 13, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month
bank loan of EUR78 million with a maturity date on January 5, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of US$970 million with a maturity date on September 27, 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on March 9, 2022, both of which are floating rate loans.
Deferred Tax Liabilities
Deferred tax liabilities as of December 31, 2021 were RMB7,481 million, a decrease of RMB7,805 million, or 51.1%, from RMB15,286 million as of December 31, 2020. This change was primarily due to the change in fair value of financial assets.
Equity Attributable to Equity Holders of the Company
As of December 31, 2021, equity attributable to our equity holders was RMB478,585 million, an increase of RMB28,529 million, or 6.3%, from RMB450,056 million as of December 31, 2020. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2021.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
China Life Insurance Sales Company became a subsidiary of the Company in 2021 as a result of a business combination under common control. The financial data of previous years in this annual report have been restated. See Note 34(f) to our consolidated financial statements included elsewhere in this annual report.

Total Revenues	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Net premiums earned	560,278	604,666
Life insurance business	445,719	479,600
Health insurance business	99,575	109,091
Accident insurance business	14,984	15,975
Investment income	139,919	154,497
Investment income from securities at fair value through profit or loss	4,527	4,280
Investment income from available-for-sale securities	43,196	46,880
Investment income from held-to-maturity securities	38,229	44,757
Investment income from bank deposits	26,695	25,860
Investment income from loans	27,111	31,948
Other investment income	161	772

Total Revenues	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Net realized gains on financial assets	1,831	14,583
Net fair value gains through profit or loss	19,251	21,900
Other income	8,220	9,403

Total	729,499	805,049

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
Other Income
Other income increased by RMB1,183 million, or 14.4%, to RMB9,403 million in 2020 from RMB8,220 million in 2019. This was primarily due to an increase in income of investment management service fees received by our subsidiaries.

Benefits, Claims and Expenses	For the year ended December 31,
	2019	2020
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	127,877	113,609
Accident and health claims and claim adjustment expenses	50,783	52,395
Increase in insurance contracts liabilities	330,807	414,797
Investment contracts benefits	9,157	9,846
Policyholder dividends resulting from participation in profits	22,375	28,279
Underwriting and policy acquisition costs	81,396	84,361
Finance costs	4,255	3,747
Administrative expenses	40,283	37,706
Statutory insurance fund contribution	1,163	1,229
Other expenses	9,626	12,270

Total	677,722	758,239

Segment information of insurance benefits and claims expenses
Life insurance business	427,673	490,994
Health insurance business	75,471	82,146
Accident insurance business	6,323	7,661

Total	509,467	580,801

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
Underwriting and Policy Acquisition Costs
Underwriting and policy acquisition costs increased by RMB2,965 million, or 3.6%, to RMB84,361 million in 2020 from RMB81,396 million in 2019. This was primarily due to the growth of our business.
Finance Costs
Finance costs decreased by RMB508 million, or 11.9%, to RMB3,747 million in 2020 from RMB4,255 million in 2019. This was primarily due to a decrease in interest paid for securities sold under agreements to repurchase.
Administrative Expenses
Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses decreased by RMB2,577 million, or 6.4%, to RMB37,706 million in 2020 from RMB40,283 million in 2019. This was primarily due to a decrease in expenses during the
COVID-19
pandemic and our reinforced cost administration.
Other Expenses
Other expenses increased by RMB2,644 million, or 27.5%, to RMB12,270 million in 2020 from RMB9,626 million in 2019. This was primarily due to the increase of expenses in investment management fees.

	For the year ended December 31,
Profit	2019	2020
	RMB	RMB
	(in millions)
Profit before income tax	59,788	54,476
Life insurance business	42,418	28,073
Health insurance business	5,875	11,611
Accident insurance business	489	572
Other businesses	11,006	14,220
Income tax	781	3,103
Net profit attributable to equity holders of the company	58,281	50,257
Profit before Income Tax
Our profit before income tax decreased by RMB5,312 million, or 8.9%, to RMB54,476 million in 2020 from RMB59,788 million in 2019.
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
Other Businesses
Profit before income tax in other businesses increased by RMB3,214 million, or 29.2%, to RMB14,220 million in 2020 from RMB11,006 million in 2019. This was primarily due to an increase in profits from subsidiaries.
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
Net Profit Attributable to Equity Holders of the Company
For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB8,024 million, or 13.8%, to RMB50,257 million in 2020 from RMB58,281 million in 2019. This was primarily due to the combined impact of the update of discount rate assumptions for reserves of traditional insurance contracts, the new policy on pre-tax
deduction of underwriting and policy acquisition costs adopted in 2019 and the change in gross investment income.

	As of December 31,
Major Assets	2019	2020
	RMB	RMB
	(in millions)
Investment assets	3,573,199	4,095,491
Term deposits	535,272	545,678
Held-to-maturity securities	928,751	1,189,369
Available-for-sale securities	1,058,957	1,215,603
Securities at fair value through profit or loss	141,608	161,570
Derivative financial assets	428	—
Securities purchased under agreements to resell	4,467	7,947
Cash and cash equivalents	53,339	56,655
Loans	608,920	658,535
Statutory deposits—restricted	6,333	6,333
Investment properties	12,141	14,217
Investment in associates and joint ventures	222,983	239,584
Other assets	153,592	156,975

Total	3,726,791	4,252,466

Investment Assets
Our total investment assets increased by RMB522,292 million, or 14.6%, to RMB4,095,491 million as of December 31, 2020 from RMB3,573,199 million as of December 31, 2019.

Term Deposits
Term deposits increased by RMB10,406 million, or 1.9%, to RMB545,678 million as of December 31, 2020 from RMB535,272 million as of December 31, 2019. This was primarily due to the increase of term deposits other than negotiated term deposits.
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
Cash and Cash Equivalents
Cash and cash equivalents increased by RMB3,316 million, or 6.2%, to RMB56,655 million as of December 31, 2020 from RMB53,339 million as of December 31, 2019. This was primarily due to the needs for liquidity management.
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

	As of December 31,
Major Liabilities	2019	2020
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,552,736	2,973,225
Investment contracts	267,804	288,212
Securities sold under agreements to repurchase	118,088	122,249
Policyholder dividends payable	112,593	122,510
Annuity and other insurance balances payable	51,019	55,031
Interest-bearing loans and borrowings	20,045	19,556
Deferred tax liabilities	10,330	15,286
Other liabilities	184,817	199,460

Total	3,317,432	3,795,529

Liabilities
Our total liabilities increased by RM478,097 million, or 14.4%, to RMB3,795,529 million as of December 31, 2020 from RMB3,317,432 million as of December 31, 2019.
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

Deferred Tax Liabilities
Deferred tax liabilities as of December 31, 2020 were RMB15,286 million, an increase of RMB4,956 million, or 48.0%, from RMB10,330 million as of December 31, 2019. This change was primarily due to the increase in the fair value of available-for-sale
securities.
Equity Attributable to Equity Holders of the Company
As of December 31, 2020, equity attributable to our equity holders was RMB450,056 million, an increase of RMB46,277 million, or 11.5%, from RMB403,779 million as of December 31, 2019. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2020.
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
Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2021, the amount of cash and cash equivalents was RMB60,440 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2021, the amount of term deposits was RMB529,488 million.
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
Net cash flow from operating activities amounted to a net inflow of RMB286,448 million (US$44,950 million) in 2021. Net cash flow from operating activities amounted to a net inflow of RMB304,019 million in 2020. The change was primarily due to the change of scale of securities at fair value through profit or loss.
Net cash flow from investing activities amounted to a net outflow of RMB393,731 million (US$61,785 million) in 2021. Net cash flow from investing activities amounted to a net outflow of RMB292,799 million in 2020. This change was primarily due to the needs for investment management.
Net cash flow from financing activities amounted to net inflow of RMB111,139 million (US$17,440 million) in 2021. Net cash flow from financing activities amounted to net outflow of RMB7,760 million in 2020. This change was primarily due to the needs for liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million which are held in Hong Kong dollars or U.S dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was invested in fixed-income products denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to RMB2,282 million, in China Guangfa Bank in December 2006. We used a total of approximately HK$12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013.
As of December 31, 2021, we had engaged nine third party overseas investment managers to manage US$1,249 million for investment in overseas public markets.
Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. As at the end of 2021, the cash proceeds from our A share offering were used to increase our share capital.
Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$1,274 million. As at the end of 2021, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities. We redeemed all of these issued securities on July 3, 2020.
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
Ratio of Assets and Liabilities
Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2021, 2020 and 2019 are as follows:

	As at December 31, 2019	As at December 31, 2020	As at December 31, 2021
Ratio of assets and liabilities	89.02%	89.25%	90.05%
Insurance Solvency Requirements
We are required to maintain our solvency at a level in excess of minimum solvency levels under
C-ROSS
solvency regulations, which have been effective from January 1, 2016. Under
C-ROSS,
the core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2019, 2020 and 2021:

	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021

	(RMB in millions, except percentage data)
Core capital	952,030	1,031,947	1,020,756
Actual capital	987,067	1,066,939	1,055,768
Minimum capital	356,953	396,749	402,341
Core solvency ratio	266.71%	260.10%	253.70%
Comprehensive solvency ratio	276.53%	268.92%	262.41%
The decrease in our solvency ratio in 2021 was primarily due to the continuous increase of the size of our insurance business and investment assets, the distribution of dividends and the decrease of the valuation rate of the solvency reserve.
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

Contractual Obligations and Commitments
The following table sets out our contractual obligations and commitments as of December 31, 2021. Other than as discussed below, we do not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total

As of December 31, 2021	(RMB in millions)
Securities sold under agreements to repurchase	239,679	—	—	—	239,679
Bonds payable	332	37,996	—	—	38,328
Annuity and other insurance balances payable	56,818	—	—	—	56,818
Insurance contracts	(111,912)	(86,132)	202,368	5,990,882	5,995,206
Investment contracts	31,671	(16,479)	(94,302)	957,814	878,704
Interest bearing loans and borrowings	2,552	17,122	—	—	19,674
Lease liabilities	1,093	1,067	203	29	2,392
Capital commitments	6,388	15,688	6,136	68,086	96,298

Total	226,621	(30,738)	114,405	7,016,811	7,327,099

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.
The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2021. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.
The expected net cash outflows for our insurance contracts are negative in the period not later than 1 year and later than 1 year but not later than 3 years in the above table. This is primarily because we have increased our sales of products with regular premiums, which has resulted in an increase in the proportion of insurance contracts that are in premium payment period. As premiums for products with regular premiums are paid by installments during the premium payment period, insurance future cash inflows occur at an earlier stage of the policy term, while benefits payments and other insurance future cash outflows occur gradually throughout the entire policy period. The expected net cash outflows for our investment contracts are negative in the period later than 1 years but not later than 3 years and the period later than 3 years but not later than 5 years in the above table. This is primarily because under the terms of some of our insurance contracts, survival benefits payments under these contracts will be transferred to respective investment contracts during the next one to five years, and accordingly, there is expected to be a large amount of cash inflows for some of our investment contracts during the next one to five years. Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2021, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2021. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.
Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2021.
C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
None.

D.    TREND INFORMATION
Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.
We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our profit before income tax. Changes in these assumptions may have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB38,275 million in profit before income tax in 2021, a decrease of RMB38,543 million in profit before income tax in 2020, and a decrease of RMB2,402 million in profit before income tax in 2019. The sensitivity analysis of these assumptions is as follows:

•
holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB39,459 million lower or RMB40,963 million higher, respectively.

•
holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB399 million higher or RMB472 million lower, respectively.

•
holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax
profit for the year would have been RMB130,439 million higher or RMB152,136 million lower, respectively.

See also Note 4.1.3 and Note 15 to our consolidated financial statements included elsewhere in this annual report.
E.    CRITIAL ACCOUNTING ESTIMATES
Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth information regarding our current directors and executive officers. Unless otherwise indicated, their business address is c/o China Life Insurance Company Limited, 16 Financial Street, Xicheng District, Beijing 100033, China.

Name	Date of Birth	Position
Bai Tao	March 1963	Chairman of the board of directors and executive director (his qualification is still subject to the approval of CBIRC)
Su Hengxuan	February 1963	Executive director and president
Li Mingguang	July 1969	Executive director, vice president, chief actuary and board secretary
Huang Xiumei	June 1967	Executive director, vice president and person in charge of finance
Yuan Changqing	September 1961	Non-executive director
Wang Junhui	July 1971	Non-executive director
Tang Xin	September 1971	Independent director
Leung Oi-Sie Elsie	April 1939	Independent director
Lam Chi Kuen	April 1953	Independent director
Zhai Haitao	January 1969	Independent director
Ruan Qi	July 1966	Vice president
Zhan Zhong	April 1968	Vice president
Yang Hong	February 1967	Vice president
Zhao Guodong	November 1967	Assistant to the president
Liu Yuejin	April 1967	Assistant to the president
Zhang Di	January 1968	Assistant to the president and chief investment officer
Xu Chongmiao	October 1969	Compliance officer
Liu Fengji	October 1969	Person in charge of audit

Directors
Mr.
 Bai Tao
, has been the secretary to the party committee of CLIC, our controlling shareholder, since January 2022. From August 1984 to May 2014, Mr. Bai Tao worked at Industrial and Commercial Bank of China Limited and successively served as an assistant to the president of Hainan Branch, the deputy general manager of the project credit department of the Head Office, the vice president of Jilin Branch, the vice president (responsible for daily operations) and the president of Hunan Branch, the general manager of the asset risk management department, the general manager of the risk management department and the president of the internal audit bureau of the Head Office. From May 2014 to August 2016, he served as the vice president of CLIC. From September 2016 to July 2018, he served as the deputy general manager of China Investment Corporation, during which he also served as an executive director and the general manager of Central Huijin Investment Ltd. from October 2016. From July 2018 to January 2020, Mr. Bai Tao served as the president, an executive director and the vice chairman of The People’s Insurance Company (Group) of China Limited, during which he also served as the chairman of PICC Investment Holding Co., Ltd. from February 2019 and the Chairman of PICC Capital Investment Management Company Limited from July 2019. He was the chairman of State Development & Investment Corp., Ltd. from January 2020 to January 2022. Mr. Bai Tao, a senior economist, graduated from Renmin University of China with a doctoral degree in economics.
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
Li Mingguang
has been an executive director of our company since August 2019. He has been a vice president of our company since November 2014 and our chief actuary since March 2012. He has been the chief actuary of China Life Pension since May 2012. Mr. Li has been our board secretary since June 2017. Mr. Li joined our company in 1996 and subsequently served as deputy division chief, division chief, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied at the University of Pennsylvania in the United States in 2011. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA). He was the chairman of the first session of the China Actuarial Working Committee and the secretary-general of the first and the second sessions of the China Association of Actuaries. He is currently the vice chairman of the China Association of Actuaries. Mr. Li receives a special government allowance from the State Council.
Huang Xiumei
has been an executive director of our company since July 2021. She has been a vice president and the person in charge of finance of our company since May 2020.
Ms. Huang has been a director of China Life Asset Management Company Limited since June 2021, a director of Sino-Ocean Group Holding Limited since March 2021, and a director of China Life Franklin Asset Management Company Limited since February 2021. From 2018 to 2021, she served as a director of China Life Pension Company Limited.
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

Yuan Changqing
has been a
non-executive
director of our company since February 2018. He has been performing duties as the acting chairman of the board of directors of our company since January 2022. He serves as the vice chairman and president of CLIC. Mr. Yuan served as the deputy secretary to the party committee and the chairman of the supervisory committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the deputy general manager and the secretary to the discipline inspection committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the secretary to the discipline inspection committee of China Everbright Group Limited from December 2008 to August 2012, and an executive director, the deputy general manager and the secretary to the discipline inspection committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the vice president, president and secretary to the party committee of Xinjiang branch, the president and secretary to the party committee of Henan branch, and the director of the organization department of the party committee and the general manager of the human resources department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan, a senior economist, graduated from the University of Hong Kong, majoring in international business administration with a master’s degree in business administration.
Wang Junhu
i
has been a
non-executive
director of our company since August 2019. He has been the chief investment officer of CLIC and president of China Life Asset Management Company Limited since August 2016, and the chairman of China Life AMP Asset Management Co., Ltd. since December 2016, and a director of China United Network Communications Group Co., Ltd. since March 2021. From 2004 to 2016, he served as an assistant to the president and the vice president of China Life Asset Management Company Limited, and the president of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the director of the investment department and an assistant to the general manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.
Tang Xin
has been an independent director of our company since March 2016. He is a professor of the School of Law of Tsinghua University, the head of the commercial law research center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the listing committee of the Shanghai Stock Exchange, a member of the legal professional advisory committee of the Shenzhen Stock Exchange, the chairman of the independent director committee of the China Association for Public Companies, a member of the Legislative Affair Committee of the Asset Management Association of China, and an independent director of each of Harvest Fund Management Co., Ltd. and Bank of Guizhou Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the merger, acquisition and reorganization review committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an independent director of China Spacesat Co., Ltd. from 2008 to 2014, an independent director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an independent director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with bachelor’s, master’s and doctorate degrees in law.
Leung
Oi-Sie
Elsie
has been an independent director of our company since July 2016. She was previously the first Secretary for Justice of Hong Kong as well as a member of the Executive Council of Hong Kong, the deputy director of the Hong Kong Basic Law Committee of the Standing Committee of the 2nd, 3rd and 4th National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a notary public and a China-appointed attesting officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a master’s degree in law, and is a fellow of the International Academy of Matrimonial Lawyers. She served as an independent non-executive
director of United Company RUSAL Plc from December 2009 to June 2021. She has been an independent non-executive
director of China Resources Power Holdings Company Limited since April 2010. She has been an independent non-executive
director of PetroChina Company Limited since June 2017.

Lam Chi Kuen
has been an independent director of our company since June 2021. He is currently an independent non-executive
director of China Cinda Asset Management Co., Ltd. and an independent non-executive
director of Luks Group (Vietnam Holdings) Company Limited. Mr. Lam served as an independent non-executive
director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, was a partner and senior consultant of Ernst & Young from 1992 to 2013 and has extensive experience in accounting, auditing and financial management. Mr. Lam received a higher diploma in accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). He is a member of the Hong Kong Institute of Certified Public Accountants and a senior member of the Association of Chartered Certified Accountants.
Zhai Haitao
has been an independent director of our company since October 2021. He is the president and founding partner of Primavera Capital Group, and an independent non-executive
director of each of China Everbright Environment Group Limited and China Everbright Water Limited. From 2000 to 2009, Mr. Zhai worked at and held various positions in Goldman Sachs Group, including as the managing director, the chief representative of its Beijing office, the director of the strategic cooperation office between Goldman Sachs Group and Industrial and Commercial Bank of China, and the credit rating consultant of the Ministry of Finance and China Development Bank. From 1995 to 1998, he was the deputy representative of the People’s Bank of China Representative Office for the Americas based in New York. From 1990 to 1995, Mr. Zhai worked at the international department of the People’s Bank of China. Mr. Zhai holds a master’s degree in international affairs from Columbia University, a master’s degree in business administration from New York University and a bachelor’s degree in economics from Peking University.
Supervisors
The following table sets forth information regarding our current supervisors.

Name	Date of Birth	Position
Jia Yuzeng	June 1962	Chairperson of the board of supervisors
Niu Kailong	September 1974	Non-employee representative supervisor
Cao Qingyang	May 1963	Employee representative supervisor
Wang Xiaoqing	October 1965	Employee representative supervisor
Lai Jun	May 1964	Employee representative supervisor
Jia Yuzeng
has been the chairperson of our board of supervisors since July 2018. He has been an executive director of the Insurance Society of China since July 2020 and a director of China Insurance Security Fund Co., Ltd. since December 2020. During the period from 2006 to March 2018, he served as a supervisor, the general manager of the human resources department, an assistant to the president, the vice president, the board secretary, an executive director and the compliance officer of China Life Pension Company Limited. During the period from 2004 to 2006, he served as the general manager of the work department of the Trade Union, the executive deputy director of the Trade Union and a supervisor of the company. During the period from 1988 to 2004, he successively served as the division head of the General Office and a secretary (at the deputy division level) of the PRC Ministry of Supervision, the deputy director (responsible for daily operation) of the minister office of the general supervision office under the supervision department of the Central Commission for Discipline Inspection, and an inspector (at the division level), supervisor, inspector (at the deputy bureau level) and special supervisor of the general office of the Central Commission for Discipline Inspection. Mr. Jia graduated from the Open University of Hong Kong in 2003, majoring in business administration with a master’s degree in business administration.
Niu Kailong
has been a supervisor of our company since October 2021. He is the general manager of the strategic planning department/office of the board of directors (in preparation) of CLIC and the president of China Life Institute of Finance. Mr. Niu successively worked at PICC Property and Casualty Company Limited, The People’s Insurance Company (Group) of China Limited and PICC Reinsurance Company Limited. He served as the deputy general manager of the strategic planning department of The People’s Insurance Company (Group) of China Limited from April 2017, a supervisor, the deputy general manager (responsible for daily operations) of the strategic planning department and the deputy general manager (responsible for daily operations) of the strategic planning department/office of the board of directors of PICC Reinsurance Company Limited from October 2017, and the person in charge of the strategy and investment management department of China Life Healthcare Investment Company Limited from July 2020, and the deputy general manager (responsible for daily operations) of the strategic planning department of China Life Insurance (Group) Company from August 2020. Mr. Niu graduated from Nankai University with a doctoral degree in finance. He is an associate researcher (social science) and senior economist.

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
Wang Xiaoqing
has been a supervisor of our company since December 2019. She has successively been serving as the deputy general manager and the general manager of the risk management department of our company since April 2018. From May 2016 to April 2018, she served as the secretary to the discipline inspection committee of our Tibet branch. From 2010 to 2016, she successively served as an assistant to the general manager and the deputy general manager of the county insurance management department, and the deputy general manager of the audit department of our company. From 2003 to 2010, she successively served as the deputy division chief of the training division, the deputy division chief of the business inspection division, the division chief of the agent management division, the senior manager of the integrated development division of the individual insurance sales department of our company, and the deputy general manager of No.5 Sales Office in our Beijing branch. Ms. Wang graduated from Nanjing Communication Engineering College in 1988, majoring in radio communication engineering with a bachelor’s degree in engineering.
Lai Jun
has been a supervisor of our company since October 2021. He is the general manager of the human resources department of our company. Mr. Lai joined our company in 1984, and successively served as the deputy general manager and the secretary to the discipline inspection committee of Xinjiang branch of our company, the person in charge, the deputy general manager (responsible for daily operations) and the general manager of Hainan branch, as well as the general manager of Xinjiang branch of our company from 2002 to 2021. He graduated from the Central Party School of the Chinese Communist Party, majoring in economics and management. He is a senior economist.
Senior Management
Su Hengxuan
,
see “—Directors and Senior Management—Directors” for his profile.
Li Mingguang
, see “—Directors and Senior Management—Directors” for his profile.
Huang Xiumei
, see “—Directors and Senior Management—Directors” for her profile.
Ruan Qi
has been a vice president of our company since April 2018. He successively served as the general manager (at the general manager level of the provincial branches) of the information technology department and the chief information technology officer of our company from 2016 to 2018. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He successively served as the deputy division chief of the computer division of our Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of our company from 2000 to 2004. Mr. Ruan is a senior engineer. He graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering; and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.
Zhan Zhong
has been a vice president of our company since July 2019. He was an employee representative supervisor of our company from July 2015 to August 2017. He successively served as the general manager (at the general manager level of the provisional branches) of the individual insurance sales department and the marketing director of our company from 2014 to 2019. Mr. Zhan served as the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the deputy general manager (responsible for daily operations) and the general manager of the individual insurance sales department of our company. From 2005 to 2009, he successively served as the general manager of the individual insurance sales department of our Guangdong branch and an assistant to the general manager of our Guangdong branch. From 1996 to 2005, he successively served as the director of the marketing department of the Chengdu high-tech sub-branch,
and an assistant to the manager and the manager of the marketing department of the Chengdu branch of Zhongbao Life Insurance Company, and the deputy general manager of the Chengdu branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Yang Hong
has been a vice president of our company since July 2019. She successively served as the general manager of the operation service center and the operation director of our company from 2018 to 2019. Ms. Yang successively served as the deputy general manager (responsible for daily operations) and general manager of the research and development center, the general manager (at the general manager level of the provincial branches) of the business management department and the general manager (at the general manager level of the provincial branches) of the process and operation department of our company from 2011 to 2018. From 2002 to 2011, she successively served as an assistant to the general manager and the deputy general manager of the business management department, and the general manager of the customer service department of our company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.
Zhao Guodong
has been an assistant to the president of our company since October 2019. He served as the general manager of our Jiangsu branch from July 2018. During the period from 2016 to 2018, he successively served as the deputy general manager (responsible for daily operations) and the general manager of our Chongqing branch, and the general manager of our Hunan branch. From 2007 to 2016, he successively served as the deputy general manager of our Fujian branch and the deputy general manager of our Hunan branch. From 2001 to 2007, he was the deputy general manager of our Changde Branch and the general manager of our Yiyang branch in Hunan. Mr. Zhao graduated from Hunan Computer School majoring in computer software in 1988, and from China Central Radio and TV University majoring in business administration in 2006.
Liu Yuejin
has been an assistant to the president of our company since June 2021. He is the general manager of Guangdong branch of our company. Mr. Liu joined our company in 1996, and successively served as an assistant to the general manager and the deputy general manager of Guizhou branch, the deputy general manager of Shanxi branch, the person in charge, the deputy general manager (responsible for daily operations) and the general manager of Guizhou branch, and the general manager of Chongqing branch of our company from 2010 to 2020. Prior to joining our company, he worked at the Department of Finance of Shanxi Province. Mr. Liu graduated from Shanxi Institute of Finance and Economics, majoring in planning and statistics with a bachelor’s degree in economics.
Zhang Di
has been an assistant to the president of our company since December 2021. She has been the chief investment officer of our company since January 2022. Ms. Zhang joined our company in 2001, and successively served as an assistant to the general manager, the deputy general manager, the deputy general manager (responsible for daily operations), and the general manager of the investment management department and the general manager of the investment management center of our company from 2010. Prior to joining our company, she worked at companies including Beijing Zhongbaoxin Real Estate Development Company Limited and PICC Trust and Investment Company, etc. Ms. Zhang graduated from Northern Jiaotong University, majoring in transportation management and engineering with a bachelor’s degree in engineering.
Xu Chongmiao
has been the compliance officer of our company since July 2018. He has been the general manager of the legal and compliance department and the legal officer of our company since September 2014. From 2006 to 2014, he successively served as the deputy general manager of the legal affairs department, the deputy general manager of the legal and compliance department and the legal officer at the general manager level of our company. From 2000 to 2006, he successively served as the deputy division chief of the regulations division of the development and research department and a senior regulations researcher of the legal affairs department of our company. Mr. Xu graduated from Fudan University in August 1991, majoring in economic law with a bachelor’s degree in law, and from Renmin University of China in July 1996 and July 2005, respectively, majoring in economic law with master’s and doctoral degrees in law. Mr. Xu is admitted as a lawyer and certified public accountant in the PRC.

Liu Fengji
has been the Person in charge of audit of our company in December 2021. He served as a temporary person in charge of audit of our company from October to December 2021, and is the general manager of the audit department of our company. Mr. Liu joined our company in 1992, and successively served as an assistant to the general manager of Tianjin branch, the deputy general manager of Ningxia Hui Autonomous Region branch, the person in charge, the deputy general manager (responsible for daily operations) and the general manager of Qinghai branch, and the general manager of Tianjin branch of our company from 2011 to 2021. Mr. Liu graduated from Tianjin Institute of Finance and Economics in 1992, majoring in finance (insurance direction) with a bachelor’s degree in economics, and from Nankai University in 2013, majoring in business administration for senior management with a master’s degree in business administration.
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
The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2021.
The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2021 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2021.
We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total

	RMB in ten thousands
Wang Bin (2)	0	—	0	—	0
Su Hengxuan	0	—	0	—	0
Li Mingguang	125.30	—	25.80	—	151.10
Huang Xiumei (3)	125.30	—	23.96	—	149.26
Yuan Changqing (4)	0	—	0	—	0
Wang Junhui	0	—	0	—	0
Liu Huimin (5)	0	—	0	—	0
Yin Zhaojun (6)	0	—	0	—	0
Chang Tso Tung Stephen (7)	16.00	—	0	—	16.00
Robinson Drake Pike (8)	30.00	—	0	—	30.00
Tang Xin	37.00	—	0	—	37.00
Leung Oi-Sie Elsie	36.00	—	0	—	36.00
Lam Chi Kuen (9)	21.00	—	0	—	21.00
Zhai Haitao (10)	7.00	—	0	—	7.00
Jia Yuzeng	125.30	—	23.75	—	149.05
Han Bing (11)	25.06	—	10.75	—	35.81
Niu Kailong (12)	0	—	0	—	0
Cao Qingyang	69.00	—	25.44	—	94.44
Wang Xiaoqing	60.14	—	24.09	—	84.23
Lai Jun (13)	11.29	—	4.09	—	15.38
Total	688.39	—	137.88	—	826.27

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Resigned as chairman of our board of directors and executive director on February 23, 2022 as Mr. Wang Bin is not able to perform his roles and duties as a director.
(3)	Appointed as executive director on July 1, 2021.
(4)
Elected to assume the roles and duties of chairman of our board of directors and legal representative during the period commencing from January 13, 2022 and ending on the effective date of the appointment of a new chairman of our board of directors. Mr. Bai Tao was appointed as executive director and chairman of our board of directors on April 27, 2022, but his qualification is still subject to the approval of CBIRC.

(5)	Resigned as non-executive director on February 7, 2021.
(6)	Resigned as non-executive director on January 15, 2021.
(7)	Retired as independent director on June 28, 2021.
(8)	Retired as independent director on October 13, 2021.
(9)	Appointed as independent director on June 29, 2021.
(10)	Appointed as independent director on October 14, 2021.
(11)	Resigned as supervisor on October 18, 2021.
(12)	Appointed as supervisor on October 14, 2021.
(13)	Appointed as supervisor on October 14, 2021.
The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors, our assistant to the president, our chief investment officer, compliance officer and person in charge of audit for the year ended December 31, 2021.
The total compensation package for our executive officers for the year ended December 31, 2021 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2021. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/ Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total

	RMB in ten thousands
Ruan Qi	125.30	—	23.75	—	149.05
Zhan Zhong	125.30	—	23.75	—	149.05
Yang Hong	125.30	—	23.79	—	149.09
Zhao Guodong	65.00	—	23.80	—	88.80
Liu Yuejin (2)	32.50	—	11.52	—	44.02
Zhang Di (3)	0	—	0	—	0
Xu Chongmiao	68.34	—	24.67	—	93.01
Yang Chuanyong (4)	14.43	—	6.07	—	20.50
Liu Fengji (5)	0	—	0	—	0
Total	556.17	—	137.35	—	693.52

Note:

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as assistant to the president in June 2021.
(3)	Appointed as assistant to the president and chief investment officer in December 2021 and January 2022, respectively.
(4)	Resigned as person in charge of audit in October 2021.
(5)	Appointed as person in charge of audit in December 2021.
The aggregate amount of compensation we paid to our five highest paid individual employees, including two directors who are also our executive officers, one supervisor and two members of senior management, during the year ended December 31, 2021, was approximately RMB7.48 million
(US$1.17 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2021, was approximately RMB1.5110 million.

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
In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2021.
For other details of the stock appreciation rights which were previously granted by us, please refer to Note 31 to our consolidated financial statements included elsewhere in this annual report.
C.    BOARD PRACTICES
General
As of the date of this annual report, our board of directors consists of nine members. Our directors are elected to serve a term of three years, which is renewable upon re-election.
Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The current term for our board of directors began in June 2021. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.
We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Securities and Exchange Act and the New York Stock Exchange which are applicable to us.
The PRC company law requires a joint stock company with limited liability to establish a board of supervisors. Our board of supervisors is responsible for monitoring our financial matters and supervising the actions of our board of directors and our management personnel. Our board of supervisors currently consists of five members. At least one-third
of our board of supervisors must be elected by our employees. The remaining members must be elected by our shareholders in a general meeting. One member of our board of supervisors is designated as the chairman. Members of our board of supervisors may not serve as director or member of senior management. The term of office for our supervisors is three years, which is renewable upon re-election.
The current term for our board of supervisors began in June 2021.
Board Committees
We have established the following standing committees: an audit committee, a nomination and remuneration committee, a risk management and consumer rights protection committee, a strategy and assets and liabilities management committee, and a connected transactions control committee.
The primary duties of the audit committee are to review and supervise the financial reporting, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Lam Chi Kuen, Tang Xin and Zhai Haitao. Mr. Lam Chi Kuen serves as the chairman.
The primary duties of the nomination and remuneration committee are to review the structure of our board of directors, its number of members and composition, to formulate plans for the appointment, succession and appraisal criteria of our directors and senior management, and to formulate training and remuneration policies for our senior management. Our nomination and remuneration committee is currently comprised of Tang Xin, Yuan Changqing and Lam Chi Kuen. Mr. Tang Xin serves as the chairman.

The primary duties of the risk management and consumer rights protection committee are to formulate our risk control benchmark system, to establish and improve our risk management and internal control system as well as the system for the management of consumer rights protection, to review our risk preference, risk tolerance and work reports from our senior management and department in charge of consumer rights protection, to formulate our risk management policy and major policy on consumer rights protection, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises, and to supervise and direct our senior management and relevant departments to resolve any issues identified during the rectification process in a timely manner. Our risk management and consumer rights protection committee is currently comprised of Leung
Oi-Sie
Elsie, Li Mingguang, Wang Junhui and Tang Xin.
Ms. Leung-Oi-Sie
Elsie serves as the chairman.
The primary duties of the strategy and assets and liabilities management committee are to formulate our long-term development strategies, and to conduct research and to make recommendations on significant matters and policies and systems in respect of the management of assets and liabilities, the management system for insurance fund usage and significant strategic investments. Our strategy and assets and liabilities management committee is currently comprised of Zhai Haitao, Leung
Oi-Sie
Elsie, Su Hengxuan, Wang Junhui and Huang Xiumei.
Mr. Zhai Haitao serves as the chairman.
The primary duties of the connected transactions control committee are to determine our connected persons, to manage, examine and approve connected transactions, to conduct risk control of connected transactions, with a particular focus on compliance and the fairness and necessity of connected transactions, so as to provide an important basis for the decision-making by the board of directors in respect of the management of connected transactions. Our connected transactions control committee is currently comprised of four independent directors including Tang Xin, Leung
Oi-Sie
Elsie, Lam Chi Kuen and Zhai Haitao.
Mr. Tang Xin serves as the chairman.
D.    EMPLOYEES
As of December 31, 2019, 2020 and 2021, we had approximately 103,826, 104,160 and 103,262 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2019, 2020 and 2021.

	As of December 31
	2019		2020		2021
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	18,495	17.81%	19,061	18.30%	19,275	18.67%
Financial and auditing staff	4,911	4.73%	5,412	5.20%	4,696	4.55%
Sales and sales management staff	46,678	44.96%	47,301	45.41%	46,555	45.08%
Insurance verification, claims processing and customer service staff	25,622	24.68%	24,430	23.45%	23,829	23.08%
Other professional and technical staff (1)	4,749	4.57%	4,212	4.05%	5,134	4.97%
Other	3,371	3.25%	3,744	3.59%	3,773	3.65%

Total (2)	103,826	100%	104,160	100%	103,262	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.
As of December 31, 2019, 2020 and 2021, we had approximately
1,613,000, 1,378,000
and
820,000 exclusive agents, respectively. Although the number of our exclusive agents decreased in 2021, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force.
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
A.    MAJOR SHAREHOLDERS
The table below sets forth information regarding the ownership of our share capital as of April 8, 2022 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	BlackRock, Inc (1)	460,385,724 (Long position) 5,493,000 (Short position)	6.19 0.07	% %	1.63 0.02	% %

Note (1) :
BlackRock, Inc. was interested in a total of 460,385,724 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 3,017,000 H shares, 6,416,000 H shares, 90,068,588 H shares, 178,066,000 H shares, 989,000 H shares, 44,561,937 H shares, 882,000 H shares, 3,834,000 H shares, 17,396,075 H shares, 15,750,921 H shares, 123,000 H shares, 59,777,242 H shares, 1,050,000 H shares, 13,908,019 H shares, 492,000 H shares, 15,386,113 H shares, 344,759 H shares, 1,557,000 H shares, 29,000 H shares and 6,737,070 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 5,493,000 H shares (0.07%). Of these 5,493,000 H shares, 2,184,000 H shares were cash settled unlisted derivatives.
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
Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of December 31, 2021 and April 8, 2022, there were, respectively, 29,775,506 ADRs representing 148,877,530 H shares, with 52 registered holders, and 29,878,853 ADRs representing 149,394,265 H shares, with
51 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.
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

B.    RELATED PARTY TRANSACTIONS
As at the date of this annual report, CLIC owns approximately 68.37% of our issued share capital, a 40% equity interest in AMC, a 60% equity interest in CLPCIC, a 100% equity interest in IHC. CLIC, AMC, CLPCIC and IHC are therefore considered as our connected persons under the HKSE Listing Rules. AMC owns approximately 85.03% equity interest in China Life AMP Asset Management Co., Ltd., or AMP. AMP is therefore also considered as our connected person under the HKSE Listing Rules. Each of AMC and AMP is also a subsidiary of the Company. Chongqing International Trust Inc., or Chongqing Trust, is an associate of CLIC and CLPCIC by virtue of its acting as the trustee of a trust scheme of which CLPCIC is a beneficiary, and is therefore also a connected person of the Company under the HKSE Listing Rules. Each of China Life Capital Investment Company Limited, or China Life Capital, and China Life Industrial Investment Company Limited, or China Life Industrial, is an indirect wholly owned subsidiary and an associate of CLIC, and also a connected person of the Company under the HKSE Listing Rules.
During the reporting period, we entered into the following new related party transactions with these companies:

•	On February 20, 2021, we and CLPCIC entered into a new insurance sales framework agreement;

•	On December 31, 2021, we and CLIC entered into a new policy management agreement;

•	On December 27, 2021, we and IHC entered into a new asset management and operating service agreement; and

•	On December 31, 2021, we and China Life Industrial entered into a property leasing agreement.
We also continued to carry out certain other continuing related party transactions with CLIC, AMC, IHC, China Life Pension, CLPCIC, China Life Capital, AMP and Chongqing Trust in the reporting period. These transactions constitute connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.
As at the date of this annual report, we own a 43.686% equity interest in CGB and are the largest shareholder of CGB. CGB is considered as our related party under applicable PRC laws and regulations. In December 2021, we subscribed for an additional 918,578,836 shares of CGB for approximately RMB8.025 billion. Upon closing, our shareholding in CGB remains at 43.686%, and we are still the largest shareholder of CGB. As of December 31, 2021, CGB has not completed an update of its register of shareholders. We continued to carry out continuing related party transactions with CGB in the reporting period. These transactions are not regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.
As at the date of this annual report, we directly own a 70.74% equity interest in China Life Pension. China Life Pension is not considered as our related party under the HKSE Listing Rules or the SSE Listing Rules. As our subsidiary, China Life Pension also continued to carry out continuing related party transactions with CLIC and AMC in the reporting period. These transactions are regarded as connected transactions for us under the HKSE Listing Rules. Details of these transactions are set forth below.
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
On December 31, 2020, we and CLIC entered into a policy management agreement for a term of one year. Pursuant to this policy management agreement, we accepted CLIC’s entrustment to provide policy administration services relating to non-transferred
policies, and CLIC will pay a service fee to us in cash on a semi-annual basis. The service fees paid by CLIC to us under the policy management agreement for the year ended on December 31, 2021 were RMB553.66 million (US$86.88 million). This agreement expired on December 31, 2021.

On December 31, 2021, we and CLIC entered into a new policy management agreement for a term of three years ending on December 31, 2024. During its term, this new agreement may be terminated by either party by giving to the other party not less than 90 days’ prior written notice. Pursuant to this new agreement, we will continue to accept CLIC’s entrustment to provide policy administration services relating to non-transferred
policies, and CLIC will pay a service fee to us in cash on an annual basis. The annual cap in respect of the service fee to be paid by CLIC to us under the new policy management agreement for each of the three years ending on December 31, 2024 is RMB491 million.
Continuing Related Party Transactions with AMC
Asset Management Agreement between AMC and Us
On July 1, 2020, we and AMC entered into an asset management agreement for a term ending on December 31, 2022. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We retain the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the agreement. We have the right to establish, amend and change the investment guidelines and also have the right to monitor the investment management activities of AMC.
In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the agreement, we agreed to pay service fees to AMC, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis and is calculated according to the net asset value of the assets under management and a fixed service fee rate within a range between 0.02% and 0.3%. The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by us with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by us based on the results of our annual appraisal of AMC. The service fees under the agreement were determined by us and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to us in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by us to AMC for each of the three years ending on December 31, 2022 is RMB3,000 million, RMB4,000 million and RMB5,000 million, respectively.
The service fees paid by us to AMC under the asset management agreement for the year ended on December 31, 2021 were RMB2,741.56 million (US$430.21 million).
Asset Management Agreement between AMC and CLIC
On July 1, 2020, AMC and CLIC entered into an asset management agreement for a term ending on December 31, 2022. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, amend and change the investment guidelines and also has the right to monitor the investment management activities of AMC.
In consideration of AMC’s service in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC service fees, which consist of a fixed service fee and a variable service fee. The fixed service fee is payable on a quarterly basis. The fixed service fee rate applicable to each type of investment products is set forth in the agreement and is within a range between 0.02% and 0.3%. In general, the average fixed service fee rate is expected to be no higher than 0.08%. At the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the fixed service fee for asset management by reference to the actual and targeted investment returns. The adjustment amount will not be higher than 10% of the fixed service fee. The service fees under the asset management agreement were determined by AMC and CLIC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by CLIC to AMC for each of the three years ending on December 31, 2022 is RMB500 million.

The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2021 were RMB156.45 million (US$24.55 million).
Continuing Related Party Transactions with IHC
Property Leasing Agreement with IHC
On December 31, 2020, we entered into a property leasing agreement with IHC. This agreement expired on December 31, 2021. IHC has transferred all the properties under this agreement to China Life Industrial, and IHC, China Life Industrial and we agreed that the rent under the agreement for the period from November 1 to December 31, 2021 will be paid to China Life Industrial. The total rent paid by us to IHC and China Life Industrial under the property leasing agreement for the year ended on December 31, 2021 was approximately RMB56.51 million (US$8.87 million).
On December 31, 2021, we entered into a new property leasing agreement with China Life Industrial. Under this agreement, China Life Industrial agreed to lease to us 735 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Industrial in holding and maintaining the properties, plus a margin of approximately 5%.
Asset Management Agreement with IHC
On December 31, 2018, we entered into an asset management agreement with IHC. The agreement expired on December 31, 2021. Pursuant to the agreement, IHC invested and managed the assets entrusted to it by us, and we agreed to pay IHC service fees in respect of the investment and management services. For the year ended on December 31, 2021, the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB23,326.50 million (US$3,660.44 million) and the fees paid by us to IHC were RMB587.63 million (US$92.21 million).
On December 27, 2021, we entered into a new asset management and operating service agreement with IHC for a term of two years from January 1, 2022. Unless a party serves the other party a written notice for non-renewal
prior to 90 working days before the expiry date of the new agreement, the new agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the new agreement, IHC will invest and manage the assets entrusted to it by us, on a discretionary basis, in accordance with applicable regulatory requirements and our investment guidelines. The entrusted assets under the new agreement include: (i) the existing projects already entrusted by us to IHC for investment and management and our interests in which have not been disposed of as of the effective date of the new agreement (including equity/real estate direct investments, equity/real estate funds, non-standard
financial products and quasi-securitization financial products), and (ii) the new projects entrusted by us to IHC for investment and management in accordance with the new agreement (including nonstandard financial products and quasi-securitization financial products). In addition, IHC will also provide operating services to us with respect to the equity/real estate funds invested by us at our own discretion.
In consideration of the investment and management services provided by IHC under the new agreement, we will pay IHC the investment management service fee, product management fee, real estate operation management service fee and performance reward. In consideration of the operating services provided by IHC under the new agreement, we will pay the entrusted operating fee to IHC. For each of the three years ending on December 31, 2024, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB65,000 million, and the annual cap on the fees for the investment and management services payable by us to IHC and the entrusted operation fee in relation to the operating services is RMB2,000 million.
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

Continuing Related Party Transactions with CLPCIC
On February 20, 2021, we entered into a new insurance sales framework agreement with CLPCIC for a term of two years from March 8, 2021 to March 7, 2023. Unless a party serves the other party a written notice for non-renewal
within 30 days before the expiration of the agreement, the agreement will automatically be extended for one year to March 7, 2024. Under this agreement, CLPCIC continued to entrust us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis. The agency service fee will be calculated by the parties at a certain percentage of the insurance premiums actually earned from the insurance agency business. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the new insurance sales framework agreement for the three years ending on December 31, 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.
The service fees paid to us for the year ended on December 31, 2021 were RMB1,541.99 million (US$241.97 million).
Continuing Related Party Transactions with China Life Capital
On December 31, 2019, we and China Life Capital entered into a cooperation framework agreement with a term ending on December 31, 2022. Under this agreement, we subscribed as limited partner for the fund products in which insurance funds are permitted for investment (“Fund Products”) and of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. We will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the framework agreement. Upon execution of the specific agreements, we will make our capital contribution as required by the payment notice of the general partner. The capital contribution to be made by us will be funded by our internal resources. As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management and consulting services to the Fund Products. The investment scope of the Fund Products includes real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructure assets, corporate shareholdings in relation to the operation of such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts and quasi-real estate investment trusts). For the three years ending on December 31, 2022, the annual caps for the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are RMB200 million, RMB200 million and RMB200 million, respectively.
For the year ended on December 31, 2021, the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner were RMB4,000.00 million and the management fee charged by China Life Capital as the general partner or the manager of the Fund Products were RMB136.31 million (US$21.39 million).
Framework Agreements with AMP
Framework Agreement between AMP and Us
On December 31, 2019, we and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, we will enter into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB72,600 million, RMB72,600 million and RMB72,600 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB72,600 million, RMB72,600 million and RMB72,600 million, respectively; the annual caps on the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps on the management fee (including performance-based fee) payable by us for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively.

For the year ended on December 31, 2021, the subscription price and corresponding subscription fee for the subscription of fund products was RMB8,909.41 million (US$1,398.08 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB4,067.58 million (US$638.29 million), the sales commission fee and client maintenance fee paid by AMP was RMB1.39 million (US$0.22 million), the management fee (including performance-based fee) paid by us for the asset management for specific clients was RMB65.84 million (US$10.33 million) and the fees for other daily transactions were RMB1.28 million (US$0.20 million).
Framework Agreement between AMP and CLIC
On September 6, 2019, CLIC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, CLIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products and private asset management. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps on the management fee payable by CLIC for the private asset management (including a performance-based fee) are RMB100 million, RMB100 million and RMB100 million, respectively.
For the year ended on December 31, 2021, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB101.40 million (US$15.91 million) and the management fee paid by CLIC for the private asset management (including a performance-based fee) was RMB26.37 million (US$4.14 million).
Framework Agreement between AMP and CLPCIC
On December 3, 2019, CLPCIC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, CLPCIC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2022, the annual caps on the subscription price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps for the redemption fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps on the management fee (including a performance-based fee) payable by CLPCIC for the asset management for specific clients are RMB100 million, RMB100 million and RMB100 million, respectively; and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively.
For the year ended on December 31, 2021, the subscription price for fund products was RMB0 million, the redemption price for fund products was RMB0 million, the subscription fee for fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the management fee (including a performance-based fee) paid by CLPCIC for asset management for specific clients was RMB15.75 million (US$2.47 million) and the fees for other daily transactions were RMB0.13 million (US$0.02 million).

Framework Agreement between AMP and IHC
On February 17, 2020, IHC and AMP entered into a framework agreement for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the agreement, IHC will enter into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending on December 31, 2022, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million; the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million; the annual caps on the management fee (including a performance-based fee) payable by IHC and its subsidiaries for the asset management for specific clients are RMB150 million; the annual caps on the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients are RMB150 million; the annual caps on the advisory fee paid by IHC and its subsidiaries for the advisory services are RMB150 million; the annual caps on the advisory fee paid by AMP and its subsidiaries for the advisory services are RMB150 million, and the annual caps on the fees for other daily transactions are RMB150 million.
For the year ended on December 31, 2021, the subscription price and corresponding subscription fee for the subscription of fund products was RMB2,832.27 million (US$444.44 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,466.89 million (US$544.03 million), the management fee (including a performance-based fee) paid by IHC and its subsidiaries for asset management for specific clients was RMB0 million, the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients was RMB0 million, the advisory fee paid by IHC and its subsidiaries for the advisory services was RMB0 million, the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million, and the fees for other daily transactions were RMB3.50 million (US$0.55 million).
Framework Agreement with Chongqing Trust
On December 27, 2019, we entered into a framework agreement with Chongqing Trust for a term commencing on January 1, 2020 and ending on December 31, 2022. Under the framework agreement, we and Chongqing Trust will enter into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the framework agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending on December 31, 2022, the annual caps on the total amount of subscription and redemption of trust products are RMB30,000 million, the annual caps on the trustee’s remuneration are RMB500 million, and the annual caps on the fees for other daily transactions are RMB100 million.
For the year ended on December 31, 2021, the total amount of subscription and redemption of trust products was RMB2,266.63 million (US$355.68 million), the trustee’s remuneration was RMB16.47 million (US$2.58 million), and the fees for other daily transactions were RMB0 million.
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
Negotiated Deposit Agreements with CGB
During the reporting period, we engaged in continuing related party transactions with CGB pursuant to several negotiated deposit agreements between CGB and us. A detailed discussion of these agreements is set forth under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” in our annual report on Form
20-F
filed with the Securities and Exchange Commission on April 29, 2021.

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
As at December 31, 2021, the amount of our deposit balance at CGB for deposit related party transactions was RMB69,148.44 million, the interest income arising from these transactions was RMB2,929.07 million, the amount of the balance for financial market and peer related party transactions was RMB0 million and the relevant fees or incomes arising from these transactions were RMB0 million. For the year ended on December 31, 2021, the amount of the financing related party transactions with CGB was RMB0 million, the amount of investment and wealth management related party transactions was RMB6,366.36 million, the amount of the co-investment
related party transactions was RMB0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB419.17 million, the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) was RMB18.47 million, the amount of transaction fees related to asset management and investment consultation related party transactions (including management fee, service fee and handling fee) was RMB6.32 million, the amount of transaction fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) was RMB60.04 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee, handling fee and commissions) was RMB256.35 million and the amount of other daily related party transactions was RMB275.28 million.
Compliance with HKSE Listing Rules
The asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreement between Chongqing Trust and us and the framework agreement entered into by us and China Life Capital are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on December 19, 2017, December 20, 2018, August 22, 2019, December 19, 2019, March 25, 2020 and December 17, 2020, respectively. The policy management agreement between CLIC and us and the asset management agreement between CLIC and AMC are exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules.
The asset management agreement entered into between IHC and us on December 31, 2018 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on April 26, 2018 and obtained the approval of the shareholders’ general meeting of our company on June 6, 2018. The new asset management and operating service agreement entered into between IHC and us on December 27, 2021 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on October 28, 2021 and obtained the approval of the shareholders’ general meeting of our company on December 16, 2021.
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

Policy on Dividend Distributions
Our board of directors passed a resolution on March 24, 2022 to propose for approval at the annual general meeting of the declaration of final dividends of RMB0.65 per share, totaling approximately RMB18,372 million (US$2,883 million), for the year ended December 31, 2021. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2021.
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
We paid dividends of RMB0.40 per share in respect of 2017, RMB0.16 per share in respect of 2018, RMB0.73 per share in respect of 2019 and RMB0.64 per share in respect of 2020. Our board of directors has recommended the declaration of final dividends of RMB0.65 per share in respect of 2021. We expect to continue to pay dividends in line with our financial performance thereafter. We will declare dividends, if any, in Renminbi with respect to the H shares on a per share basis and will pay such dividends in Hong Kong dollars.

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
Preparation and Review
The embedded value and the value of one year’s sales were prepared by China Life in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Deloitte Consulting performed a review of China Life’s embedded value. The review statement from Deloitte Consulting is contained in the “Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited” section.
Assumptions
Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 17% grading to 21% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on our strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on our recent operating experience and expected future outlook.
Summary of Results
The embedded value as at December 31, 2021, the value of one year’s sales for the 12 months ended December 31, 2021, and the corresponding results as at December 31, 2020 are shown below:

Components of Embedded Value and Value of One Year’s Sales		RMB million
ITEM		December 31, 2021	December 31, 2020
A	Adjusted Net Worth	674,317	568,587
B	Value of In-Force Business before Cost of Required Capital	593,137	565,797
C	Cost of Required Capital	(64,446)	(62,244)
D	Value of In-Force Business after Cost of Required Capital (B + C)	528,691	503,553
E	Embedded Value (A + D)	1,203,008	1,072,140
F	Value of One Year’s Sales before Cost of Required Capital	50,474	64,354
G	Cost of Required Capital	(5,693)	(5,981)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	44,780	58,373
	Including: Value of One Year’s Sales of Individual Agent Business Sector	42,945	57,669
Note: Numbers may not be additive due to rounding.
The new business margin of one year’s sales of individual agent business sector for the 12 months ended December 31, 2021 is shown below:
New Business Margin of One Year’s Sales of Individual Agent Business Sector

	December 31, 2021	December 31, 2020
By First Year Premium	41.6%	47.9%
By Annual Premium Equivalent	42.2%	48.1%
Note: First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis
The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Analysis of Embedded Value Movement in 2021		RMB million
ITEM
A	Embedded Value at the Start of Year	1,072,140
B	Expected Return on Embedded Value	84,962
C	Value of New Business in the Period	44,780
D	Operating Experience Variance	(6,392)
E	Investment Experience Variance	(2,711)
F	Methodology, Model and Assumption Changes	(7,614)
G	Market Value and Other Adjustments	38,575
H	Exchange Gains or Losses	(173)
I	Shareholder Dividend Distribution and Capital Changes	(18,089)
J	Others	(2,471)
K	Embedded Value as at December 31, 2021 (sum A through J)	1,203,008

Notes:

1. Numbers may not be additive due to rounding.

2. Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2021 opening net worth.

C	Value of one year’s sales for the 12 months ended 31 December 2021.

D	Reflects the difference between actual operating experience in 2021 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2021.

F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

G	Change in the market value adjustment from the beginning of year 2021 to 31 December 2021 and other adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2021.

J	Other miscellaneous items.
Sensitivity Results
Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:
Sensitivity Results

		Value of In-Force Business after Cost of Required Capital	RMB million Value of One Year’s Sales after Cost of Required Capital
Base case scenario		528,691	44,780
1.	Risk discount rate +50bps	504,849	42,688
2.	Risk discount rate –50bps	554,272	47,042
3.	Investment return +50bps	630,761	53,202
4.	Investment return –50bps	427,018	36,362
5.	10% increase in expenses	522,276	41,566
6.	10% decrease in expenses	535,107	47,995
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	525,259	43,970
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	532,101	45,594
9.	10% increase in lapse rates	528,559	43,925
10.	10% decrease in lapse rates	528,752	45,661
11.	10% increase in morbidity rates	520,500	42,717
12.	10% decrease in morbidity rates	537,058	46,853
13.	Using 2020 EV appraisal assumptions	527,279	44,273
14.	Allowing for diversification in calculation of VIF	574,225	—

Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at December 31, 2021 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte Consulting” or “we”).
Scope of Work
Our scope of work covered:

•
a review of the methodology used to develop the embedded value and value of one year’s sales as at December 31, 2021, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop embedded value and value of one year’s sales as at December 31, 2021; and

•
a review of China Life’s EV Results, including embedded value, value of one year’s sales, analysis of embedded value movement from December 31, 2020 to December 31, 2021, and the sensitivity results of value of in-force
business and value of one year’s sales.

Basis of Opinion, Reliance and Limitation
We carried out our review work based on “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by CAA. In carrying out our review, we have relied on the completeness and accuracy of audited and unaudited data and information provided by China Life.
The determination of embedded value is based on a range of assumptions on future operations and investment performance. The future actual experiences are affected by internal and external factors, many of which are not entirely controlled by China Life. Hence the future actual experiences may deviate from these assumptions.
This report is addressed solely to China Life in accordance with the terms of our engagement letter. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statements set forth in this report.
Opinion
Based on the scope of work above, we have concluded that:

•
The embedded value methodology used by China Life is in line with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by CAA. This method is commonly used by life and health insurance companies in China;

•	The economic assumptions used by China Life have taken into account the current investment market conditions and the investment strategy of China Life;

•	The operating assumptions used by China Life have taken into account the past experience and the expectation of future experience; and

•	The embedded value results are consistent with its methodology and assumptions used. The overall result is reasonable.
For and on behalf of Deloitte Consulting (Shanghai) Co., Ltd.
Eric Lu    Yu Jiang
March 24, 2022

ITEM 9.	THE OFFER AND LISTING.
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
Our articles of association have incorporated the provisions set forth in the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2022 by the CSRC. Any amendment to the relevant mandatory provisions will only become effective after approval by the relevant governmental departments authorized by the State Council and the CSRC. The Hong Kong Stock Exchange Listing Rules require a number of provisions in addition to the Mandatory Provisions to be included in our articles of association.
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
We have adopted a resolution at the general meeting of shareholders held on December 16, 2021 to revise the above notice period. Under the revised notice period, when the Company convenes an annual general meeting, written notice must be given no less than 20 working days before the meeting, and when the Company convenes an extraordinary general meeting, written notice must be given no less than 15 days or ten working days (whichever is longer) before the date of the meeting. If the notice period of a shareholders’ general meeting as required by the regulatory requirements and listing rules of the place where the securities of the Company are listed exceeds the period specified above, such provisions shall prevail. The revised notice period will come into force after obtaining the approval of the CBIRC.

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
C.    MATERIAL CONTRACTS
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for certain arrangements we have entered into with CLIC, AMC, IHC, China Life Industrial, China Life Pension, CLPCIC, China Life Capital, AMP, Chongqing Trust and CGB.
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
Taxation of Dividends
Individual investors
. According to the PRC Individual Income Tax Law, as amended, dividends paid by Chinese companies are ordinarily subject to a Chinese withholding tax levied at a flat rate of 20%. For a foreign individual who is not a resident of China, the receipt of dividends from a company in China is normally subject to a withholding tax of 20% unless reduced pursuant to an applicable tax treaty. According to a notice issued by the Chinese State Administration of Taxation, or the SAT, on June 28, 2011, if the withholding tax rate under applicable tax treaties is 10% or less, the receipt of dividends will be subject to 10% withholding tax; and if the withholding tax rate under applicable tax treaties is between 10% and 20%, the receipt of dividends will be subject to the actual tax rate as agreed under such tax treaties.
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

Under the
China-U.S.
Tax Treaty, China may tax a dividend paid by us to an Eligible U.S. Holder up to a maximum of 10% of the gross amount of the dividend. For the purposes of this discussion, an “Eligible U.S. Holder” is a U.S. holder that (i) is a resident of the United States for the purposes of the
China-U.S.
Tax Treaty, (ii) does not maintain a permanent establishment or fixed base in China to which H shares are attributable and through which the beneficial owner carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services) and (iii) is not otherwise ineligible for benefits under the
China-U.S.
Tax Treaty with respect to income and gains derived in connection with the H shares
.
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
non-Chinese
nationals holding H shares.
Investors under the Shanghai-Hong Kong Stock Connect Program
. According to the Notice on Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, jointly issued by the MOF, SAT and CSRC which became effective on November 17, 2014, between November 17, 2014 to November 16, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program were exempted from individual income tax. Gains realized by Chinese enterprise investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax. For dividends received by Chinese individual investors and securities investment funds from investing in H shares through the Shanghai-Hong Kong Stock Connect program, the Chinese issuer of such H shares must withhold income tax at a tax rate of 20%. Dividends received by Chinese enterprise investors from investing in H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax, and the Chinese issuer of such H shares will not withhold income tax for the dividends. The enterprise investors in these circumstances must make tax filings by themselves. According to the Notice on Continuation of the Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, which was jointly issued by the MOF, SAT and CSRC and became effective on November 17, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect Program are further exempted from individual income tax for the period from November 17, 2017 to December 4, 2019. According to the Announcement on Continuation of the Individual Income Tax Policies for the Shanghai-Hong Kong Stock Connect Program and
Shenzhen-Hong
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
Stamp Duty
Hong Kong stamp duty, currently charged at the
ad valorem
rate of 0.13% on the higher of the consideration for, or the market value of, the H shares, will be payable by the purchaser on every purchase and by the seller on every sale of H shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction involving H shares). In addition, a fixed duty of HK$ 5.00 is currently payable on any instrument of transfer of H shares. If stamp duty is not paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.
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
If an entity treated as a partnership for U.S. federal income tax purposes invests in H shares or ADSs, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of H shares or ADSs.
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
Special Rules
Related Person Insurance Income
. Certain adverse U.S. income and tax reporting rules may apply to U.S. shareholders who, directly or indirectly, own stock of a
non-U.S.
corporation that earns “related person insurance income” (“RPII”), if 25% or more of the
non-U.S.
corporation’s direct or indirect shareholders are U.S. persons. RPII is generally defined as insurance income derived from the insurance (or reinsurance) of insureds who are U.S. shareholders in the
non-U.S.
corporation or who are related to such U.S. shareholders. If applicable, these rules would require U.S. Holders to include in taxable income each year their pro rata share of any RPII incurred by us for the year, regardless of whether such income is distributed, and also to file IRS Form 5471, disclosing certain information regarding their direct or indirect ownership of China Life. Special rules apply for purposes of determining each U.S. shareholder’s pro rata share of any RPII. For organizations that are otherwise exempt from U.S. federal income tax under section 501(a) of the Code, any such income would constitute “unrelated business taxable income”. These rules could also apply to convert some or all of the gain recognized from the sale or disposition of H shares or ADSs from capital gain to ordinary income and to require such gain to be reported on IRS Form 5471.
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
Passive Foreign Investment Company
. In general, a
non-U.S.
corporation will be a PFIC if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce “passive income” or are held for the production of “passive income”. In determining whether we are a PFIC, we will be treated as if we directly owned our proportionate share of the assets and received our proportionate share of the income of any other corporation in which we own 25% or more of the shares by value.
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
The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. The proposed regulations would also expand the circumstances in which a shareholder of a
non-U.S.
corporation is treated as owning shares of a subsidiary that is treated as a PFIC even if the corporation is not treated as a PFIC. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. We make various simplifying assumptions to estimate the asset composition and value of our subsidiaries in order to apply the PFIC tests to the income and assets of our 25% or greater owned subsidiaries. Based on our analysis of our assets and income, which takes into account these assumptions, we believe that we were not classified as a PFIC in 2021.
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
For the years ended December 31, 2021, 2020 and 2019, our investment yield was 4.98%, 5.30%, and 5.24%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.
The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2021, 2020 and 2019.

	Expected Maturity Date
As of December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total	Fair value

	(RMB in millions, except as otherwise stated)
Assets

Held-to-maturity and available-for-sale debt securities
Fixed rate bonds in RMB	128,772	59,603	63,889	87,647	117,530	1,668,106	2,125,547	2,231,364
Average interest rate	4.78%	4.82%	4.50%	3.95%	3.79%	3.95%	4.04%

in US$	4,695	—	39	—	36	57	4,827	4,837
Average interest rate	0.29%	—	5.51%	—	4.39%	3.29%	0.40%

Variable rate bonds

in RMB	2,543	9,512	3,060	2,219	8,070	10,465	35,869	34,560
Average interest rate	4.79%	4.99%	4.96%	4.38%	3.85%	4.05%	4.41%

Term deposits

in RMB	127,516	178,287	164,700	38,100	13,100	—	521,703	521,703
Average interest rate	4.32%	4.91%	4.64%	4.27%	3.94%	—	4.61%

in US$	7,785	—	—	—	—	—	7,785	7,785
Average interest rate	0.95%	—	—	—	—	—	0.95%

Liabilities

Securities sold under agreements to repurchase	239,446	—	—	—	—	—	239,446	239,446
Average interest rate	0.14%	—	—	—	—	—	0.14%

Interest-bearing loans and other borrowings

in British pound	—	—	—	2,366	—	—	2,366	2,366
Average interest rate	—	—	—	2.57%	—	—	2.57%

in US$	—	—	—	11,668	—	—	11,668	11,668
Average interest rate	—	—	—	2.21%	—	—	2.21%

in Euro	4,652	—	—	—	—	—	4,652	4,652
Average interest rate	2.65%	—	—	—	—	—	2.65%

Investment contracts	3,322	1,800	1,579	1,343	1,414	304,136	313,594	299,727
Average guaranteed interest rate	2.00%	2.28%	1.90%	2.13%	2.09%	2.41%	2.40%

Long-term insurance contracts	80,557	15,908	14,336	30,640	36,939	3,201,223	3,379,603
Average guaranteed interest rate	2.73%	2.50%	2.54%	3.12%	3.29%	2.87%	2.87%

	Expected Maturity Date
As of December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total	Fair value

	(RMB in millions, except as otherwise stated)
Assets

Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	56,203	81,903	58,418	37,050	55,351	1,311,235	1,600,160	1,636,069
Average interest rate	3.05%	3.28%	3.61%	3.42%	3.28%	3.78%	3.70%
in US$	3,655	—	6	33	38	103	3,835	3,857
Average interest rate	0.60%	—	5.97%	5.63%	5.22%	4.82%	0.81%

Variable rate bonds

in RMB	353	175	454	92	126	20,263	21,463	21,703
Average interest rate	3.35%	3.13%	3.89%	3.87%	4.51%	4.08%	4.05%

Term deposits
in RMB	55,100	111,661	178,287	152,800	38,100	1,740	537,688	537,688
Average interest rate	3.74%	4.47%	4.90%	4.69%	4.27%	4.60%	4.59%
in US$	7,990	—	—	—	—	—	7,990	7,990
Average interest rate	2.06%	—	—	—	—	—	2.06%

Liabilities
Securities sold under agreements to repurchase	122,249	—	—	—	—	—	122,249	122,249
Average interest rate	0.93%	—	—	—	—	—	0.93%

Interest-bearing loans and other borrowings
in British pound	—	—	—	2,444	—	—	2,444	2,444
Average interest rate	—	—	—	3.08%	—	—	3.08%
in US$	—	—	—	11,940	—	—	11,940	11,940
Average interest rate	—	—	—	2.63%	—	—	2.63%
in Euro	5,172	—	—	—	—	—	5,172	5,172
Average interest rate	1.17%	—	—	—	—	—	1.17%

Investment contracts	3,430	1,041	1,500	1,598	1,296	279,347	288,212	276,521
Average guaranteed interest rate	1.97%	2.26%	2.27%	1.89%	2.13%	2.41%	2.39%

Long-term insurance contracts	75,978	21,253	15,885	16,928	30,316	2,776,173	2,936,533
Average guaranteed interest rate	2.71%	2.51%	2.50%	2.52%	3.12%	2.81%	2.81%

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value

	(RMB in millions, except as otherwise stated)
Assets

Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	37,262	64,853	84,960	57,526	35,163	1,038,319	1,318,083	1,357,890
Average interest rate	4.82%	4.37%	4.62%	4.91%	5.03%	4.29%	4.38%
in US$	7,571	46	—	7	36	115	7,775	7,792
Average interest rate	2.36%	5.50%	—	5.97%	5.44%	4.53%	2.43%

Variable rate bonds
in RMB	10	—	—	—	—	207	217	217
Average interest rate	2.78%	—	—	—	—	4.54%	4.46%

Term deposits
in RMB	98,993	33,830	111,661	122,800	151,900	8,030	527,212	527,214
Average interest rate	4.95%	3.90%	4.47%	5.31%	4.69%	4.33%	4.78%
in US$	8,026	—	—	—	—	—	8,026	8,026
Average interest rate	3.21%	—	—	—	—	—	3.21%
in HK$	32	—	—	—	—	—	32	32
Average interest rate	2.57%	—	—	—	—	—	2.57%

Liabilities
Securities sold under agreements to repurchase	118,088	—	—	—	—	—	118,088	118,088
Average interest rate	1.51%	—	—	—	—	—	1.51%

Interest-bearing loans and other borrowings
in British pound	—	—	—	—	2,515	—	2,515	2,515
Average interest rate	—	—	—	—	3.08%	—	3.08%
in US$	126	—	—	—	12,766	—	12,892	12,892
Average interest rate	2.70%	—	—	—	3.18%	—	3.18%
in Euro	4,115	523	—	—	—	—	4,638	4,638
Average interest rate	3.25%	2.50%	—	—	—	—	3.16%

Investment contracts	4,153	677	782	1,634	1,456	259,102	267,804	260,592
Average guaranteed interest rate	1.90%	2.30%	2.18%	2.29%	1.81%	2.40%	2.39%

Long-term insurance contracts	69,839	23,490	20,951	17,419	16,689	2,372,943	2,521,331
Average guaranteed interest rate	2.64%	2.64%	2.51%	2.49%	2.52%	2.75%	2.74%

Equity Price Risk
Our investments in securities investment funds or equity securities expose us to changes in equity prices. We manage this risk on an integrated basis with other risks through our asset-liability management strategies. We also manage equity price risk through industry and issuer diversification and asset allocation techniques.
The following table sets forth our exposure to equity securities as of December 31, 2021, 2020 and 2019.

	As of December 31,
	2019		2020		2021
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	605,568	605,568	700,748	700,748	699,457	699,457
Securities at fair value through profit or loss	56,402	56,402	65,955	65,955	63,714	63,714
Available-for-sale	549,166	549,166	634,793	634,793	635,743	635,743
A hypothetical 10% decline in the December 31, 2021, 2020 and 2019 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB6,371 million, RMB6,596 million and RMB5,640 million, respectively.
A hypothetical 10% decline in the December 31, 2021, 2020 and 2019 value of the available-for-sale
equity securities would result in an unrealized loss charged to the income statement of approximately RMB63,574 million, RMB63,479 million and RMB54,917 million, respectively.
The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.
Foreign Exchange Risk
Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our foreign currency-denominated assets and loans. Our debts and capital expenditures are predominantly denominated in RMB, and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the U.S. dollar, British pound and Euro.
Our borrowings in foreign currencies include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, and a six-month
bank loan of EUR127 million with a maturity date on January 13, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month
bank loan of EUR78 million with a maturity date on January 5, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, all of which are fixed rate bank loans, and a five-year bank loan of US$970 million with a maturity date on September 27, 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on March 9, 2022, both of which are floating rate loans.
We recorded RMB645 million (US$101 million) in foreign exchange gains for the year ended December 31, 2021, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies.
Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.
The following tables set forth assets denominated in currencies other than RMB as of December 31, 2021, 2020, and 2019.

	Expected Maturity Date
As of December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total	Fair value
	(in millions)
Debt securities
in US$	4,809	27	41	13	43	100	5,033	5,043
Average interest rate	0.29%	3.23%	5.26%	3.22%	3.86%	3.32%	0.44%

Other	—	56	—	—	—	34	90	90
Average interest rate	—	0.26%	—	—	—	0.50%	0.35%

Term deposits
in US$	7,785	—	—	—	—	—	7, 785	7,785
Average interest rate	0.95%	—	—	—	—	—	0.95%

Loans
in US$	—	—	—	—	—	1,292	1,292	1,363
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,920	—	—	—	—	—	1,920	1,920
Average interest rate	—	—	—	—	—	—	—

in HK$	198	—	—	—	—	—	198	198
Average interest rate	0.03%	—	—	—	—	—	0.03%

in British pound	289	—	—	—	—	—	289	289
Average interest rate	—	—	—	—	—	—	—

in Euro	56	—	—	—	—	—	56	56
Average interest rate	—	—	—	—	—	—	—

Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,366	—	—	2,366	2,366
Average interest rate	—	—	—	2.57%	—	—	2.57%

in US$	—	—	—	11,668	—	—	11,668	11,668
Average interest rate	—	—	—	2.21%	—	—	2.21%

in Euro	4,652	—	—	—	—	—	4,652	4,652
Average interest rate	2.65%	—	—	—	—	—	2.65%

	Expected Maturity Date
As of December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total	Fair value
	(in millions)

Debt securities
in US$	3,804	—	31	33	75	189	4,132	4,154
Average interest rate	0.58%	—	4.67%	5.63%	4.12%	4.44%	0.89%

Other	—	1	—	—	2	39	42	42
Average interest rate	—	2.76%	—	—	0.11%	1.12%	1.13%

Term deposits
in US$	7,990	—	—	—	—	—	7,990	7,990
Average interest rate	2.06%	—	—	—	—	—	2.06%

Loans
in US$	—	—	—	—	—	1,445	1,445	1,586
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	598	—	—	—	—	—	598	598
Average interest rate	0.07%	—	—	—	—	—	0.07%

in HK$	1,297	—	—	—	—	—	1,297	1,297
Average interest rate	—	—	—	—	—	—	—

in British pound	358	—	—	—	—	—	358	358
Average interest rate	—	—	—	—	—	—	—

in Euro	140	—	—	—	—	—	140	140
Average interest rate	—	—	—	—	—	—	—

Other	7	—	—	—	—	—	7	7
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,444	—	—	2,444	2,444
Average interest rate	—	—	—	3.08%	—	—	3.08%

in US$	—	—	—	11,940	—	—	11,940	11,940
Average interest rate	—	—	—	2.63%	—	—	2.63%

in Euro	5,172	—	—	—	—	—	5,172	5,172
Average interest rate	1.17%	—	—	—	—	—	1.17%

	Expected Maturity Date
As of December 31, 2019	2020	2021	2022	2023	2024	Thereafter	Total	Fair value

	(in millions)
Debt securities
in US$	7,804	46	6	37	36	294	8,223	8,240
Average interest rate	2.29%	5.50%	0.12%	3.75%	5.44%	3.67%	2.38%
Other	—	—	1	—	3	55	59	59
Average interest rate	—	—	2.69%	—	0.27%	0.77%	0.77%

Term deposits
in US$	8,026	—	—	—	—	—	8,026	8,026
Average interest rate	3.21%	—	—	—	—	—	3.21%
in HK$	32	—	—	—	—	—	32	32
Average interest rate	2.57%	—	—	—	—	—	2.57%

Loans
in US$	—	—	—	—	—	1,592	1,592	1,778
Average interest rate	—	—	—	—	—	4.12%	4.12%

Cash and cash equivalents
in US$	1,842	—	—	—	—	—	1,842	1,842
Average interest rate	0.05%	—	—	—	—	—	0.05%
in HK$	444	—	—	—	—	—	444	444
Average interest rate	—	—	—	—	—	—	—
in British pound	406	—	—	—	—	—	406	406
Average interest rate	—	—	—	—	—	—	—
in Euro	20	—	—	—	—	—	20	20
Average interest rate	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—

Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	—	2,515	—	2,515	2,515
Average interest rate	—	—	—	—	3.08%	—	3.08%
in US$	126	—	—	—	12,766	—	12,892	12,892
Average interest rate	2.70%	—	—	—	3.18%	—	3.18%
in Euro	4,115	523	—	—	—	—	4,638	4,638
Average interest rate	3.25%	2.50%	—	—	—	—	3.16%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
A.    DEBT SECURITIES
Not applicable.
B.    WARRANTS AND RIGHTS
Not applicable.
C.    OTHER SECURITIES
Not applicable.
D.    AMERICAN DEPOSITARY SHARES
The table below sets forth all fees and charges that a holder of our ADRs may have to pay to the depositary bank of our ADR program, either directly or indirectly.

Category	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares	Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: share distributions, rights, merger exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
(b) Receiving or distributing dividends	Distribution of dividends	US$0.02 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e) Transferring, splitting or grouping receipts	Transfers, splitting, combining or grouping of depositary receipts	US$1.50 per ADS
(f) Expenses of the depositary	Expenses incurred on behalf of ADR holders in connection with: compliance with foreign exchange control regulations or any law or regulation relating to foreign investment; the depositary’s or its custodian’s compliance with applicable law, rule or regulation; stock transfer or other taxes and other governmental charges; cable, telex, facsimile transmission and delivery; expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); and any other charge payable by depositary or its agents.	Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions.
Deutsche Bank Trust Company Americas, or Deutsche Bank, has served as the depositary bank of our ADR program since January 4, 2010. Deutsche Bank has agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2021 to April 8, 2022.

Category of Expenses	Amount Reimbursed from January 1, 2021 to April 8, 2022
NYSE listing fees	US$	145,000.00
Legal fees	US$	2,830.00
Investor relations (1)	US$	46,782.03
Broker reimbursements (2)	US$	45,897.88

Total	US$	240,509.91

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.

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
The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to approximately RMB24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was invested in fixed-income products denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to 2,282 million in Renminbi, in China Guangfa Bank in December 2006. We used approximately HK$12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2021, we had engaged nine third party overseas investment managers to manage US$1,249 million for investment in overseas public markets.

ITEM 15.	CONTROLS AND PROCEDURES.
Disclosure Controls and Procedures
As required by Rule
13a-15(b)
of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our person in charge of finance, of the effectiveness of our disclosure controls and procedures as of December 31, 2021, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our person in charge of finance concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2021.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2021.
The Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is on pages from F-2 to F-6 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
See the attestation report included in our consolidated financial statements included elsewhere in this annual report.
Changes in Internal Control over Financial Reporting
There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule
13a-15(f)
during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Our board of directors has determined that Mr. Lam Chi Kuen
qualifies as an audit committee financial expert as defined in Item 16A of Form
20-F.
Mr. Lam Chi Kuen
is “independent” in accordance with the applicable requirements of Rule
10A-3
of the Securities Exchange Act of 1934. Mr. Lam was appointed as an independent non-executive
director and a member of the audit committee of our Company in June 2021. For Mr. Lam’s biographical information, see “Item 6. Directors, Senior Management and Employees”.

ITEM 16B.	CODE OF ETHICS.
At the board of directors meeting held on June 29, 2004, we adopted a code of business conduct and ethics that applies to our chief executive officer, person in charge of finance, controller and other senior officers of our company. We have filed the adopted code of business conduct and ethics as Exhibit 11.1 to this annual report, and a copy of which will be provided to any person free of charge upon written request to Yinghui Li, China Life Insurance Company Limited at 16 Financial Street, Xicheng District, Beijing 100033, China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2021 and 2020.

	Audit Fees (1)	Audit-Related Fees	Tax Fees	All Other Fees (2)

	(RMB in millions)
2021	45	2	—	1
2020	63	—	—	3

(1)
Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life and fees billed for performing agreed-upon procedures. On June 30, 2021, we appointed PricewaterhouseCoopers Zhong Tian LLP as our independent registered certified public accountant for the fiscal year of 2021, and approved not to re-appoint Ernst & Young Hua Ming LLP on the same day. PricewaterhouseCoopers Zhong Tian LLP provided services for audits of our consolidated financial statements for the fiscal year of 2021 and review of our interim financial statements for the six months ended June 30, 2021 and performing agreed-upon procedures. The fees for 2021 set forth in the table above are fees paid by us to PricewaterhouseCoopers Zhong Tian LLP for the fiscal year of 2021.

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
As of December 31, 2021, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
On April 28, 2021, our board of directors resolved, as recommended by our audit committee, to propose to appoint PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered certified public accountant. At the annual general meeting of the Company held on June 30, 2021, the shareholders of the Company approved the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered certified public accountant effective for the fiscal year ending December 31, 2021, and approved not to re-appoint Ernst & Young Hua Ming LLP on the same day. We reported the change in our independent registered certified public accountant on Form
6-K
filed with the SEC on June 30, 2021. The change was made due to relevant PRC rules issued by the MOF limiting the term of service of audit firms continuously engaged by a PRC state-owned financial institution.
The reports of Ernst & Young Hua Ming LLP on our consolidated financial statements for the two fiscal years ended December 31, 2019 and 2020 contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the two fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through June 30, 2021, the date when the shareholders approved not to re-appoint Ernst & Young Hua Ming LLP, there have been no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, with Ernst & Young Hua Ming LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young Hua Ming LLP, would have caused it to make reference thereto in their reports on the consolidated financial statements for such years.
During the two fiscal years ended December 31, 2019 and 2020, and the subsequent interim period through June 30, 2021, there have been no reportable events requiring disclosure pursuant to Item 16F(a)(1)(v) of Form
20-F.
We provided a copy of the above disclosure under this Item 16F to Ernst & Young Hua Ming LLP and requested that Ernst & Young Hua Ming LLP furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Ernst & Young Hua Ming LLP addressed to the SEC, dated April 29, 2022, is filed as Exhibit 15.1.
During the two fiscal years ended December 31, 2019 and 2020, and the subsequent interim period prior to our engagement of PricewaterhouseCoopers Zhong Tian LLP, neither we nor anyone on our behalf consulted PricewaterhouseCoopers Zhong Tian LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with PricewaterhouseCoopers Zhong Tian LLP or a reportable event. Also, during the two fiscal years ended December 31, 2019 and 2020, and the subsequent interim period prior to our engagement of PricewaterhouseCoopers Zhong Tian LLP, we have not obtained any written report or oral advice that PricewaterhouseCoopers Zhong Tian LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue.

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
Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Under the HKSE Listing Rules, each independent non-executive
director must provide an annual confirmation of his independence to the listed company. Under the Code of Corporate Governance for Banking and Insurance Institutions issued by the CBIRC in 2021, independent directors must not have any relationship with the company, its shareholders and actual controllers that may affect their independent and objective judgment of the company’s affairs.
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
non-executive
directors and four independent
non-executive
directors.
Section 303A.03 of the NYSE Listed Company Manual requires a U.S. domestic company to have its non-management
directors meet at regularly scheduled executive sessions without management and hold an executive session including only independent directors at least once a year, or hold regular executive sessions of independent directors. Under the HKSE corporate governance rules, from January 1, 2019, the chairman of our board of directors is required to have a meeting with independent non-executive
directors only without the other directors present at least once a year. On October 28, 2021, the chairman of our board convened a meeting with independent non-executive
directors only without the other directors present to discuss the operational management and development reform of our company.
Nominating/Corporate Governance Committee and Compensation Committee
Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. We, as with controlled U.S. domestic companies, are not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. We have established a nomination and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive
directors as required under those rules.
The primary duties of the nomination and remuneration committee are to review the structure of our board of directors, its number of members and composition, to formulate plans for the appointment, succession and appraisal criteria of our directors and senior management, and to formulate training and remuneration policies for our senior management.

The Code of Corporate Governance for Banking and Insurance Institutions requires that in principle the number of independent directors shall be no less than one third of the members of nomination and remuneration committees of insurance companies and an independent director shall be the Chairmen or the person-in-charge.
In 2021, our nomination and remuneration committee comprised two independent non-executive
directors and one
non-executive
director with one of the independent
non-executive
directors serving as the chairman. We have complied with the composition requirements of the nomination and remuneration committee as prescribed under the Code of Corporate Governance for Banking and Insurance Institutions.
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
We have established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Code of Corporate Governance for Banking and Insurance Institutions.
In 2021, our audit committee comprised three independent
non-executive
directors with one of them serving as the chairman.
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
We are required by the CSRC to disclose in our annual report filed with the Shanghai Stock Exchange our actual corporate governance practice as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, we are required to disclose whether there is any material difference between our actual practices and the requirements under such rules, and explain the details and reasons for such differences, if any. Accordingly, we have disclosed in our annual report for the year of 2021 filed with the Shanghai Stock Exchange that we had established a corporate governance structure with well-defined duties and responsibilities strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that our actual corporate governance practices are generally in compliance with the applicable regulatory rules and requirements of the jurisdictions where we are listed.

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

ITEM 16H.	MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS.
We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.
See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.
(a) See Item 18 for a list of the financial statements filed as part of this annual report.
(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant(8)

2.1	Form of H Share Certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

2.5	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited(9)

4.6	Asset Management and Operating Service Agreement between China Life Insurance Company Limited and China Life Investment Management Company Limited

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited(9)

4.8	Property Leasing Agreement between China Life Insurance Company Limited and China Life Industrial Investment Company Limited

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund(6)

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(9)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics(5)

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1	Letter from Ernst & Young Hua Ming LLP

101	Inline Interactive Data File

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.

(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.
(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Commission on May 27, 2005.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Commission on April 24, 2015.
(7)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the Commission on April 24, 2019.
(8)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on April 29, 2020.
(9)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Commission on April 29, 2021.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

By:	/s/ Su Hengxuan
	Name:	Su Hengxuan
	Title:	President and Executive Director
Date: April 29, 2022

China Life Insurance Company Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
of
China Life Insurance Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited and its subsidiaries (the “Company”) as of 31 December 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in
Internal
Control
-
Integrated
Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in
Internal
Control
-
Integrated
Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Long-term
insurance contract liabilities
As disclosed in Notes 2.12 and 15 to the consolidated financial statements, at 31 December 2021, the Company had long-term
insurance contract liabilities with the amount of RMB 3,379.60 billion. Management used the discounted cash flow method to estimate the reserve of long-term insurance contracts, which includes a reasonable estimate of liability, a risk margin and a residual margin. The significant assumptions include mortality rates, morbidity rates, lapse rates, discount rates and expense assumptions.
The principal considerations for our determination that performing procedures relating to the long-term insurance contract liabilities is a critical audit matter are (i) the significant judgment by management when developing the reserve of long-term insurance contracts; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to mortality rates, morbidity rates, lapse rates, discount rates and expenses assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the Company’s long-term insurance contract liabilities estimation processes, including controls over management’s review of the actuarial models, the actuarial assumptions, the actuarial methodologies and the data inputs used. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) comparing the methodologies, actuarial models and actuarial assumptions used by management to recognised actuarial practices; (ii) testing the completeness and accuracy of the underlying insurance policy data used in the valuation on a sample basis; (iii) assessing the reasonableness of the actuarial assumptions by considering management’s rationale for the actuarial judgements applied along with comparison to industry data and historical experience; (iv) performing an independent actuarial modelling and recalculation of the long-term insurance contract liabilities on a sample basis and comparing our result to the result from the Company’s actuarial models; and (v) performing analytical procedures over the movement of long-term insurance contract liabilities considering the appropriateness of changes in the actuarial assumptions in the reporting period.

Impairment tests for investments in associates and joint ventures
As disclosed in Notes 3.3 and 9 to the consolidated financial statements, at 31 December 2021, the Company held investments in associates and joint ventures with total carrying value of RMB 257.95 billion. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an investment in associate exceeds its recoverable amount. Management performed impairment tests for investments with impairment indicators as of 31 December 2021 and no impairment loss was recognised for the year ended 31 December 2021. The impairment tests involved significant estimates and judgements including expected future cash flows and discount rates.
The principal considerations for our determination that performing procedures relating to the impairment tests for investments in associates and joint ventures is a critical audit matter are (i) the significant judgment by management when developing the impairment tests; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the expected future cash flows and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the Company’s impairment tests of these investments including controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of the Company’s impairment methodology by referring to valuation guidelines and industry practices; (ii) comparing the discount rates used in the impairment tests with the discount rates developed by using the weighted average cost of capital model; (iii) testing the completeness and accuracy of the underlying key data used by the Company in the cash flows projections; and (iv) comparing the significant assumptions used by the Company in the impairment tests to the historical business results of these investments and industry data to assess the reasonableness of the assumptions used.

Fair value of level 3 financial assets
As disclosed in Note 4.4 to the consolidated financial statements, at 31 December 2021, the Company held level 3 financial assets measured at fair value on a recurring basis, with a carrying value of RMB 349.13 billion. These financial assets primarily include unlisted equity securities and unlisted debt securities, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss. The fair values of level 3 financial assets are measured using valuation techniques based on significant unobservable inputs.
The principal considerations for our determination that performing procedures relating to the fair value of level 3 financial assets is a critical audit matter are (i) the significant judgement by management when developing the fair value measurement of these financial assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant unobservable inputs used in the fair value measurement; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the Company’s fair value measurement of level 3 financial assets, including controls over management’s review of the valuation techniques, the significant assumptions and the significant unobservable inputs used in the fair value measurements. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of management’s valuation techniques, significant assumptions by referring to industry practices and valuation guidelines; (ii) testing the significant unobservable inputs used by the Company in determining the fair values and assessing the reasonableness of these inputs by comparing them to information available from third-party sources or market data; and (iii) independently developing fair value estimates and comparing them to the management’s valuation results on a sample basis.
/s/PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 29, 2022
We have served as the Company’s auditor since 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Life Insurance Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of China Life Insurance Company Limited (the Company) as of 31 December 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2020, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2013 to 202
1
.
Beijing, People’s Republic of China
29 April 2021

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2021

	Notes	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million (Restated Note 34 (f) (ii) )
ASSETS
Property, plant and equipment	6	54,398	52,747
Right-of-use assets	7	2,518	3,076
Investment properties	8	13,374	14,217
Investments in associates and joint ventures	9	257,953	239,584
Held-to-maturity securities	10.1	1,533,753	1,189,369
Loans	10.2	666,087	658,535
Term deposits	10.3	529,488	545,678
Statutory deposits - restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,429,287	1,215,603
Securities at fair value through profit or loss	10.6	206,771	161,570
Securities purchased under agreements to resell	10.7	12,915	7,947
Accrued investment income	10.8	51,097	45,200
Premiums receivable	12	20,361	20,730
Reinsurance assets	13	6,630	6,095
Other assets	14	39,559	29,040
Deferred tax assets	29	121	87
Cash and cash equivalents		60,440	56,655

Total assets		4,891,085	4,252,466

The notes on pages 15 to 109 form an integral part of these consolidated financial statements.
F-
8

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position (continued)
As at 31 December 2021

	Notes	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million (Restated Note 34(f) (ii) )
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	3,419,899	2,973,225
Investment contracts	16	313,594	288,212
Policyholder dividends payable		124,949	122,510
Interest-bearing loans and borrowings	17	18,686	19,556
Lease liabilities		2,182	2,664
Bonds payable	18	34,994	34,992
Financial liabilities at fair value through profit or loss		3,416	3,732
Securities sold under agreements to repurchase	19	239,446	122,249
Annuity and other insurance balances payable		56,818	55,031
Premiums received in advance		48,699	53,021
Other liabilities	20	133,676	104,476
Deferred tax liabilities	29	7,481	15,286
Current income tax liabilities		248	191
Statutory insurance fund	21	339	384

Total liabilities		4,404,427	3,795,529

Equity
Share capital	35	28,265	28,265
Reserves	36	249,055	237,935
Retained earnings		201,265	183,856

Attributable to equity holders of the Company		478,585	450,056

Non-controlling interests		8,073	6,881

Total equity		486,658	456,937

Total liabilities and equity		4,891,085	4,252,466

Approved and authorised for issue by the Board of Directors on 24 March 2022.
The notes on pages 15 to 109 form an integral part of these consolidated financial statements.

F-
9

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2021

	Notes	2021 RMB million		2020 RMB million (Restated Note 34(f) (ii))		2019 RMB million (Restated Note 34(f) (ii) )
REVENUES
Gross written premiums	5		618,327		612,265		567,086
Less: premiums ceded to reinsurers	5		(8,015)		(6,053)		(5,238)

Net written premiums			610,312		606,212		561,848
Net change in unearned premium reserves			939		(1,546)		(1,570)

Net premiums earned			611,251		604,666		560,278

Investment income	22		178,387		154,497		139,919
Net realised gains on financial assets	23		20,344		14,583		1,831
Net fair value gains through profit or loss	24		4,943		21,900		19,251
Other income			10,005		9,403		8,220

Total revenues			824,930		805,049		729,499

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25		(121,354)		(113,609)		(127,877)
Accident and health claims and claim adjustment expenses	25		(55,030)		(52,395)		(50,783)
Increase in insurance contract liabilities	25		(442,370)		(414,797)		(330,807)
Investment contract benefits	26		(10,628)		(9,846)		(9,157)
Policyholder dividends resulting from participation in profits			(26,511)		(28,279)		(22,375)
Underwriting and policy acquisition costs			(65,744)		(84,361)		(81,396)
Finance costs	27		(5,598)		(3,747)		(4,255)
Administrative expenses			(40,808)		(37,706)		(40,283)
Statutory insurance fund contribution	21		(1,253)		(1,229)		(1,163)
Other expenses			(15,467)		(12,270)		(9,626)

Total benefits, claims and expenses			(784,763)		(758,239)		(677,722)

Net gains on investments of associates and joint ventures	9		10,328		7,666		8,011
Including: share of profit of associates and joint ventures			10,328		8,336		9,159

Profit before income tax	28		50,495		54,476		59,788
Income tax	29		1,917		(3,103)		(781)

Net profit			52,412		51,373		59,007

Attributable to:
- Equity holders of the Company			50,921		50,257		58,281
- Non-controlling interests			1,491		1,116		726
Basic and diluted earnings per share	30	RMB	1.80	RMB	1.77	RMB	2.05

The notes on pages 15 to 109 form an integral part of these consolidated financial statements.
F-1
0

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income (continued)
For the year ended 31 December 2021

	Notes	2021 RMB million	2020 RMB million (Restated Note 34 (f) (ii))	2019 RMB million (Restated Note 34 (f) (ii) )
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		17,065	52,547	69,600
Amount transferred to net profit from other comprehensive income		(21,722)	(14,386)	(4,635)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		(1,793)	(3,959)	(19,521)
Share of other comprehensive income of associates and joint ventures under the equity method		1,260	672	599
Exchange differences on translating foreign operations		(398)	(986)	237
Income tax relating to components of other comprehensive income	29	1,098	(8,482)	(11,292)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(4,490)	25,406	34,988

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(59)	344	(76)

Other comprehensive income for the year, net of tax		(4,549)	25,750	34,912
Total comprehensive income for the year, net of tax		47,863	77,123	93,919

Attributable to:
- Equity holders of the Company		46,358	75,956	93,128
- Non-controlling interests		1,505	1,167	791
The notes on pages 15 to 109 form an integral part of these consolidated financial statements.

F-1
1

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2021

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital	Other equity instruments	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	(Note 35 )		(Note 36 )
As at 1 January 2019 (Restated Note 34 (f) (ii) )	28,265	7,791	149,354	130,094	4,922	320,426
Net profit	—	—	—	58,281	726	59,007
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,281	791	93,919

Transactions with owners
Appropriation to reserves (Note 36 )	—	—	13,087	(13,087)	—	—
Dividends paid (Note 32)	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings (Note 36)	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,266	170,458	5,580	409,360

As at 1 January 2020	28,265	7,791	197,266	170,458	5,580	409,360
Net profit	—	—	—	50,257	1,116	51,373
Other comprehensive income	—	—	25,699	—	51	25,750

Total comprehensive income	—	—	25,699	50,257	1,167	77,123

Transactions with owners
Appropriation to reserves (Note 36)	—	—	16,025	(16,025)	—	—
Dividends paid (Note 32)	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(174)	(174)
Others	—	(7,791)	(1,055)	—	308	(8,538)

Total transactions with owners	—	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020	28,265	—	237,935	183,856	6,881	456,937

As at 1 January 2021	28,265	—	237,935	183,856	6,881	456,937
Net profit	—	—	—	50,921	1,491	52,412
Other comprehensive income	—	—	(4,608)	—	14	(4,594)

Total comprehensive income	—	—	(4,608)	50,921	1,505	47,818

Transactions with owners
Appropriation to reserves (Note 36)	—	—	15,378	(15,378)	—	—
Dividends paid (Note 32)	—	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	—	(359)	(359)
Reserves to retained earnings (Note 36)	—	—	45	(45)	—	—
Others	—	—	305	—	46	351

Total transactions with owners	—	—	15,728	(33,512)	(313)	(18,097)

As at 31 December 2021	28,265	—	249,055	201,265	8,073	486,658

The notes on pages 15 to 109 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flows
For the year ended 31 December 2021

		2020	2019
		RMB million	RMB million
	2021 RMB million	(Restated Note 34 (f) (ii) )	(Restated Note 34 (f) (ii) )
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	50,495	54,476	59,788
Adjustments for:
Investment income	(178,387)	(154,497)	(139,919)
Net realised and unrealised gains on financial assets	(25,287)	(36,483)	(21,082)
Insurance contracts	445,472	419,866	335,971
Depreciation and amortisation	5,287	5,162	4,379
Foreign exchange losses/(gains)	(645)	(119)	67
Net gains on investments of associates and joint ventures	(10,328)	(7,666)	(8,011)
Changes in operating assets and liabilities:
Increase/(decrease) in securities at fair value through profit or loss, net	(44,527)	(21,954)	6,858
Financial liabilities at fair value through profit or loss	(1,478)	3,004	1,213
Receivables and payables	47,129	40,598	50,625
Income tax paid	(5,862)	(3,263)	(8,636)
Interest received - securities at fair value through profit or loss	3,753	4,120	3,811
Dividends received - securities at fair value through profit or loss	826	775	964

Net cash inflow/(outflow) from operating activities	286,448	304,019	286,028

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	37,708	36,774	112,182
Maturities of debt investments	196,596	198,640	133,519
Disposals of equity investments	385,308	308,406	450,014
Disposals of property, plant and equipment	341	57	72
Disposals of subsidiaries	559	2,175	1,432
Purchases:
Debt investments	(745,973)	(593,917)	(504,292)
Equity investments and subsidiaries	(409,676)	(338,306)	(545,657)
Property, plant and equipment	(5,475)	(7,469)	(11,417)
Investments in associates and joint ventures	(7,072)	(14,942)	(23,389)
Decrease/(Increase) in term deposits, net	17,748	(10,947)	24,102
Increase/(decrease) in securities purchased under agreements to resell, net	(2,804)	(3,850)	5,468
Interest received	142,311	126,848	116,846
Dividends received	32,177	29,590	25,169
Increase in policy loans, net	(35,479)	(25,858)	(32,707)
Cash received related to other investing activities	—	—	1,141

Net cash inflow/(outflow) from investing activities	(393,731)	(292,799)	(247,517)

The notes on pages 15 to 109 form an integral part of these consolidated financial statements.
F-1
3

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flows (continued)
For the year ended 31 December 2021

		2020	2019
		RMB million	RMB million
	2021 RMB million	(Restated Note 34 (f) (ii) )	(Restated Note 34 (f) (ii) )
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in securities sold under agreements to repurchase, net	117,211	4,912	(73,552)
Interest paid	(8,194)	(3,779)	(3,072)
Repayment of borrowings	—	(6,505)	(365)
Dividends paid to equity holders of the Company	(18,089)	(20,834)	(4,916)
Dividends paid to non-controlling interests	(372)	(161)	(133)
Proceeds from issue of bonds	—	—	34,988
Cash received from borrowings	—	6,822	123
Payment of lease liabilities	(1,517)	(1,478)	(1,348)
Cash paid for redemption of other equity instruments	—	(9,060)	—
Capital injected into subsidiaries by non-controlling interests	22,850	22,846	12,961
Cash received related to other financing activities	—	1,069	—
Cash paid related to other financing activities	(750)	(1,592)	(761)

Net cash inflow/(outflow) from financing activities	111,139	(7,760)	(36,075)

Foreign exchange gains/(losses) on cash and cash equivalents	(71)	(144)	55

Net increase in cash and cash equivalents	3,785	3,316	2,491

Cash and cash equivalents
Beginning of the year	56,655	53,339	50,848

End of the year	60,440	56,655	53,339

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	60,256	56,536	52,833
Short-term bank deposits	184	119	506

The notes on pages 15 to 109 form an integral part of these consolidated financial statements.

F-1
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

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
These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 24 March 2022.

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

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments	Interest Rate Benchmark Reform - Phase 2	1 January 2021
Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021	1 April 2021

F-
1
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021 (continued)

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments
– Interest Rate Benchmark Reform – Phase 2
In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments
Interest Rate Benchmark Reform
–
Phase 2
. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The key reliefs provided by the Phase 2 amendments are as follows:

•
Changes to contractual cash flows. When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes that are required by an interest rate benchmark reform (that is, are necessary as a direct consequence of IBOR reform and are economically equivalent) will not result in an immediate gain or loss in the income statement.

•
Hedge accounting. The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.
The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 31 December 2021. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.
IFRS 16 Amendment – Covid-19-Related Rent Concessions beyond 30 June 2021
In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of
COVID-19.
The amendment does not apply to lessors.
In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related
rent concessions.
The Group has adopted the amendment on 1 April 2021. Because the Group was not provided with a significant amount of rent concessions arising as a direct consequence of
COVID-19,
the amendment did not have any significant impact on the Group’s consolidated financial statements.

F-
1
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective for the financial year ended 31 December 2021 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018
IFRS 9 –
Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4
Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
(“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17. Refer to Note
33
 for more details.
Classification and measurement
IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2021 and made relevant disclosures in Note
33
.
Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale
securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.
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

F-
17

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendment to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
IFRS 17 –
Insurance Contracts
In May 2017, the IASB issued IFRS 17
Insurance Contracts
, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4
Insurance Contracts
.
In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain
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

F-
1
8

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021 (continued)
IFRS 17 –
Insurance Contracts (continued)

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. In December 2021, the IASB issued the amendment to IFRS 17, which permit entities that first apply IFRS 17 and IFRS 9 at the same time to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The Group is currently assessing the impact of the implementation of the standard.
Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

2.2	Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2021. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

F-
19

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

•	recognises any surplus or deficit in profit or loss; and

•
reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company. The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company’s perspective. No amount is recognised for goodwill or excess of the Group’s interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company’s interest. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.
The comparative financial data have been restated to reflect the business combinations under common control occurred during this year. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and other costs incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.
The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition
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

F-2
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
2
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
2
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases
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

F-
2
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)
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
COVID-19
- Related Rent Concessions
The Group partly adopts the simplified method for rental concessions arising as a direct consequence of COVID-19 reached by the Group and the lessor on the existing lease contracts of buildings. The Group treats the reduced or exempted rent concessions as variable lease payments. When a concession agreement is reached to relieve the original rent payment obligation, the undiscounted cash amount will be used to offset the cost of the related asset or expense, and adjust the related liability.
As a lessor
At the commencement date of the lease, leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss.

F-
2
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
Loans and receivables mainly comprise term deposits, loans,securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities
Available-for-sale
securities are
non-derivative
financial assets that are either designated in this category or not classified in any of the other categories.

F-
2
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impaired. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

F-
2
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
27

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
28

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-2
9

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividends payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

F-
3
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
Pension benefits
Full-time employees of the Group are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Group is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Group under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Group in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.
Housing benefits
All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

F-
3
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
3
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
3
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
3
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

F-
3
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Determination of control over investee
The Group applies its judgement to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.
The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2021, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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
Insurance operations of the Group are mainly located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

F-
3
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2021		2020
Product name	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	40,851	7.52%	42,657	7.96%
Xin Xiang Jin Sheng Annuity (A Version)(b)	34,094	6.28%	34,828	6.50%
Xin Fu Ying Jia Annuity(c)	23,114	4.26%	24,116	4.50%
Kang Ning Whole Life(d)	15,430	2.84%	17,553	3.27%
Hong Ying Participating Endowment (e)	66	0.01%	137	0.03%
Others (f)	429,419	79.09%	416,859	77.74%

Total	542,974	100.00%	536,150	100.00%

Insurance benefits of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	67	0.08%	21	0.03%
Xin Xiang Jin Sheng Annuity (A Version)(b)	145	0.17%	58	0.07%
Xin Fu Ying Jia Annuity(c)	1,826	2.16%	1,823	2.17%
Kang Ning Whole Life(d)	5,653	6.70%	5,075	6.05%
Hong Ying Participating Endowment (e)	10,315	12.22%	11,393	13.59%
Others (f)	66,412	78.67%	65,484	78.09%

Total	84,418	100.00%	83,854	100.00%

	As at 31 December 2021		As at 31 December 2020
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	73,283	2.17%	30,885	1.05%
Xin Xiang Jin Sheng Annuity (A Version)(b)	101,608	3.01%	64,055	2.18%
Xin Fu Ying Jia Annuity(c)	140,196	4.15%	114,111	3.89%
Kang Ning Whole Life(d)	365,246	10.81%	338,286	11.52%
Hong Ying Participating Endowment (e)	14,479	0.43%	24,398	0.83%
Others (f)	2,684,791	79.43%	2,364,798	80.53%

Total	3,379,603	100.00%	2,936,533	100.00%

F-
37

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)
Xin Xiang Zhi Zun Annuity (Celebration Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 10 years. This product is applicable to healthy policyholders between
2
8-day-old
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

(b)
Xin Xiang Jin Sheng Annuity (A Version) is an annuity insurance contract with the options for regular premium of 3 years and 5 years paid annually or monthly. Its insured period is 15 years. This product is applicable to healthy policyholders between
28-day-old
and
65-year-old
.
 From the effective date to the contractual date starting to claim of Xin Xiang Jin Sheng Annuity (A Version) after the fifth policy years or sixth policy years, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 50% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 100% of annual premium according to the basic sum insured if the payment period is 5 years. From the first effective date after the seventh policy years to the expiration period, if the policyholders live to the annual corresponding effective date, the annuity payment shall be paid at 24% of annual premium according to the basic sum insured if the payment period is 3 years; and the annuity payment shall be paid at 32% of annual premium according to the basic sum insured if the payment period is 5 years. If the policyholders live to the annual corresponding effective date of the expiration period, the contract terminates and maturity benefit is paid at the basic sum insured. If death incurred over insured period, the contract terminates and death benefit is paid at the premium received (without interest).

(c)
Xin Fu Ying Jia Annuity is an annuity insurance contract with the options for regular premium of 3 years, 5 years or 10 years. Its insured period extends from the effective date of Xin Fu Ying Jia Annuity to the corresponding date when policyholders reach the age of 88. This product is applicable to healthy policyholders between
28-day-old
and
70-year-old
.
 There are 12 age ranges for policyholders to choose to receive care money, which are: thirty, thirty-five, forty, forty-five, fifty, fifty-five, sixty, sixty-five, seventy, seventy-five, eighty, and eighty-five years old. From the effective date to the contractual date starting to claim of Xin Fu Ying Jia Annuity, the annuity payment of first policy year is paid at 20% of the first premium of the product, and the following annuity payments are paid at 20% of the basic sum insured by Xin Fu Ying Jia Annuity. From the first corresponding date after the contractual date starting to claim of annuity, to the corresponding date when the policyholders reach the age of
88-year-old,
annuity is paid at 3% of the basic sum insured during the insured period if policyholders live to the annual corresponding effective date; annuity is paid at the premium received (without interest) during the insured period if policyholders live to the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the premium received (without interest) or the cash value of the contract, whichever greater when death incurred before the contractual date starting to claim of annuity; the contract terminates and death benefit is paid at the cash value of the contract when death incurred after contractual date starting to claim of annuity; the contract terminates and accidental death benefit is paid at the premium received (without interest) less any death benefit paid when accidents occurred and due to which death incurred within 180 days. Death benefit and accidental death benefit are paid only once.

F-
38

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)
Kang Ning Whole Life is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years and the payment methods of insurance are divided into single payment, annual payment, and semi-annual payment. This product is applicable to healthy policyholders under
70-year-old
.
The critical illness benefit is paid at 200% of the basic sum insured. If the critical illness benefits are paid within the payment period, the insurance premium of each subsequent period shall be exempted, and the contract shall continue to be valid from the date of the payment of the critical illness benefits. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

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
Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB 39,459 million or RMB 40,963 million (as at 31 December 2020: RMB34,590 million or RMB35,955 million) lower or higher, respectively.
Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB 399 million or RMB 472 million higher or lower, respectively (as at 31 December 2020: RMB707 million or RMB646 million lower or higher).
Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax
profit for the year would have been RMB 130,439 million or RMB 152,136 million (as at 31 December 2020: RMB 114,536 million or RMB 131,732 million) higher or lower, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
pre-tax
profit is expected to be

RMB
 740 million (as at 31 December 2020: RMB733 million) lower or higher, respectively.
The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2017	2018	2019	2020	2021	Total
	RMB Million
Year end	33,926	40,601	49,727	52,589	56,938
1 year later	34,845	42,785	51,051	52,057
2 years later	34,328	41,945	50,972
3 years later	34,328	41,945
4 years later	34,328

Estimated accumulated claims expenses	34,328	41,945	50,972	52,057	56,938	236,240
Accumulated claims expenses paid	(34,328)	(41,945)	(50,275)	(49,157)	(34,301)	(210,006)

Unpaid claims expenses	—	—	697	2,900	22,637	26,234

F-
4
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2017	2018	2019	2020	2021	Total
	RMB Million
Year end	33,700	40,157	49,175	51,994	55,862
1 year later	34,560	42,280	50,414	51,260
2 years later	34,045	41,442	50,315
3 years later	34,045	41,442
4 years later	34,045

Estimated accumulated claims expenses	34,045	41,442	50,315	51,260	55,862	232,924
Accumulated claims expenses paid	(34,045)	(41,442)	(49,629)	(48,406)	(33,580)	(207,102)

Unpaid claims expenses	—	—	686	2,854	22,282	25,822

4.2	Financial risk
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
FOR THE YEAR ENDED 31 DECEMBER 2021

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
As at 31 December 2021, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax
profit for the year would have been RMB 830 million (as at 31 December 2020: RMB 627 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits – restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss.
Pre-tax
available-for-sale
reserve in equity would have been RMB 18,831 million (as at 31 December 2020: RMB 13,906 million) lower or higher, as a result of a decrease or increase in the fair value of
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
As at 31 December 2021, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax
profit for the year would have been RMB 6,371 million (as at 31 December 2020: RMB 6,596 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale
securities.
Pre-tax
available-for-sale
reserve in equity would have been RMB 49,804 million (as at 31 December 2020: RMB 45,939 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

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

F-4
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2021 and 2020, expressed in RMB equivalent:

As at 31 December 2021	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	10,989	75,694	—	—	—	86,683
- Securities at fair value through profit or loss	4,776	897	391	1,433	927	8,424
Debt securities
- Held-to-maturity securities	131	—	—	—	—	131
- Loans	1,292	—	—	—	—	1,292
- Available-for-sale securities	4,696	—	—	—	—	4,696
- Securities at fair value through profit or loss	206	—	18	11	61	296
Term deposits	7,785	—	—	—	—	7,785
Cash and cash equivalents	1,920	198	289	56	3	2,466

Total	31,795	76,789	698	1,500	991	111,773

Financial liabilities
Interest-bearing loans and other borrowings	11,668	—	2,366	4,652	—	18,686

Total	11,668	—	2,366	4,652	—	18,686

As at 31 December 2020	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	9,711	108,493	—	—	—	118,204
- Securities at fair value through profit or loss	4,352	185	350	1,219	847	6,953
Debt securities
- Held-to-maturity securities	220	—	—	—	—	220
- Loans	1,445	—	—	—	—	1,445
- Available-for-sale securities	3,615	—	—	—	—	3,615
- Securities at fair value through profit or loss	297	—	21	11	10	339
Term deposits	7,990	—	—	—	—	7,990
Cash and cash equivalents	598	1,297	358	140	7	2,400

Total	28,228	109,975	729	1,370	864	141,166

Financial liabilities
Interest-bearing loans and other borrowings	11,940	—	2,444	5,172	—	19,556

Total	11,940	—	2,444	5,172	—	19,556

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2021, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax
profit for the year would have been RMB 640 million (as at 31 December 2020: RMB339 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale
equity securities included in the table above.
Pre-tax available-for-sale reserve in equity would
 have been RMB 8,440 million (as at 31 December 2020: RMB11,593 million) lower or higher, respectively, as a result of foreign exchange of the available-for-sale
equity securities at fair value. The actual exchange gains in 2021 were
RMB 645
million (2020: exchange gains in
RMB119 million).

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
sheet items as at 31 December 2021 and 2020.

F-4
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
Credit quality
The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2021, 100.0% (as at 31 December 2020: 99.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of
AA/A-2
or above. As at 31 December 2021, 100.0% (as at 31 December 2020: 100.0
%) of the subordinated bonds held by the Group either had credit ratings of
AA/A-2
or above, or were issued by national commercial banks. The bonds issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.
As at 31 December 2021, 99.5% (as at 31 December 2020: 99.7%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2021 and 2020.
The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2021 and 2020.

F-4
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk
Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.
In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities to reduce liquidity risk.
The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2021	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	RMB Million
Financial assets
Contractual cash inflows
Equity securities	699,457	699,457	—	—	—	—
Debt securities	2,470,354	—	231,604	461,413	508,864	3,029,545
Loans	666,087	—	376,766	138,241	110,345	137,705
Term deposits	529,488	—	144,271	372,571	53,822	—
Statutory deposits - restricted	6,333	—	1,936	4,682	181	—
Securities purchased under agreements to resell	12,915	—	12,658	346	—	—
Accrued investment income	51,097	—	49,133	1,964	—	—
Premiums receivable	20,361	—	20,361	—	—	—
Cash and cash equivalents	60,440	—	60,440	—	—	—

Subtotal	4,516,532	699,457	897,169	979,217	673,212	3,167,250

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	3,419,899	—	111,912	86,132	(202,368)	(5,990,882)
Investment contracts	313,594	—	(31,671)	16,479	94,302	(957,814)
Contractual cash outflows
Securities sold under agreements to repurchase	239,446	—	(239,679)	—	—	—
Financial liabilities at fair value through profit or loss	3,416	(3,416)	—	—	—	—
Annuity and other insurance balances payable	56,818	—	(56,818)	—	—	—
Interest-bearing loans and other borrowings	18,686	—	(2,552)	(17,122)	—	—
Bonds payable	34,994	—	(332)	(37,996)	—	—
Lease liabilities	2,182	—	(1,093)	(1,067)	(203)	(29)

Subtotal	4,089,035	(3,416)	(220,233)	46,426	(108,269)	(6,948,725)

Net cash inflow/(outflow)	427,497	696,041	676,936	1,025,643	564,943	(3,781,475)

F-4
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2020	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	RMB Million
Financial assets
Contractual cash inflows
Equity securities	700,748	700,748	—	—	—	—
Debt securities	1,865,794	—	136,885	349,334	287,939	2,260,215
Loans	658,535	—	235,901	219,840	129,813	173,729
Term deposits	545,678	—	75,364	329,191	197,867	1,753
Statutory deposits - restricted	6,333	—	297	6,098	720	—
Securities purchased under agreements to resell	7,947	—	7,947	—	—	—
Accrued investment income	45,200	—	44,197	565	438	—
Premiums receivable	20,730	—	20,730	—	—	—
Cash and cash equivalents	56,655	—	56,655	—	—	—

Subtotal	3,907,620	700,748	577,976	905,028	616,777	2,435,697

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	2,973,225	—	190,123	151,280	(93,971)	(5,618,867)
Investment contracts	288,212	—	(29,149)	(13,861)	68,882	(798,317)
Contractual cash outflows
Securities sold under agreements to repurchase	122,249	—	(122,249)	—	—	—
Financial liabilities at fair value through profit or loss	3,732	(3,732)	—	—	—	—
Annuity and other insurance balances payable	55,031	—	(55,031)	—	—	—
Interest-bearing loans and other borrowings	19,556	—	(2,044)	(4,384)	(14,680)	—
Bonds payable	34,992	—	(328)	(2,996)	(36,498)	—
Lease liabilities	2,664	—	(1,273)	(1,250)	(331)	(41)

Subtotal	3,499,661	(3,732)	(19,951)	128,789	(76,598)	(6,417,225)

Net cash inflow/(outflow)	407,959	697,016	558,025	1,033,817	540,179	(3,981,528)

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

F-
47

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB 124,949 million as at 31 December 2021 (as at 31 December 2020: RMB122,510 million). As at 31 December 2021, declared dividends of RMB 86,506 million (as at 31 December 2020: RMB 82,154 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.
Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows (undiscounted) as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB

68,289 million and RMB 242,540 million, respectively for the year ended 31 December 2021 (2020: RMB 64,445 million and RMB 220,973 million, respectively), payable within one year.

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
The Group is also subject to other local capital requirements, such as statutory deposits - restricted requirement, statutory insurance fund requirement, statutory reserve fund requirement and general reserve requirement discussed in detail in Note 10.4, Note 21 and Note 36, respectively.
The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.
The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under
Insurance Institution Solvency Regulations (No.1 - No.17)
:

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Core capital	1,020,756	1,031,947
Actual capital	1,055,768	1,066,939
Minimum capital	402,341	396,749
Core solvency ratio	254%	260%
Comprehensive solvency ratio	262%	269%
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

F-
48

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

(i)	The unconsolidated structured entities that the Group has interest in
The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

	Unconsolidated structured entities
As at 31 December 2021	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	168,466	9,860	9,860	Investment income and service fee
Funds managed by third parties	Note 1	97,988	97,988	Investment income
Trust schemes managed by affiliated entities	1,994	1,296	1,296	Investment income
Trust schemes managed by third parties	Note 1	62,702	62,702	Investment income
Debt investment schemes managed by affiliated entities	39,817	15,770	15,770	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	51,172	51,172	Investment income
Others managed by affiliated entities Note 2	28,368	14,150	14,150	Investment income and service fee
Others managed by third parties Note 2	Note 1	107,372	107,372	Investment income

F-
49

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

(ii)	The unconsolidated structured entities that the Group has sponsored but does not have interest in
As at 31 December 2021, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB 633,503 million (as at 31 December 2020: RMB686,989 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2021, the management service fee from these structured entities was RMB 1,995 million (2020: RMB2,092 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

F-
50

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
As at 31 December 2021, assets classified as Level 1 accounted for approximately 29.82
% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.
As at 31 December 2021, assets classified as Level 2 accounted for approximately 48.57% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.
At 31 December 2021, assets classified as Level 3 accounted for approximately 21.61% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs.
For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

F-
5
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2021:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	94,895	—	—	94,895
Common stocks	233,347	23,094	—	256,441
Preferred stocks	—	—	52,127	52,127
Wealth management products	—	5,005	—	5,005
Others	21,010	49,530	136,456	206,996
- Debt securities
Government bonds	9,208	49,353	—	58,561
Government agency bonds	31,464	228,289	—	259,753
Corporate bonds	4,705	198,442	—	203,147
Subordinated bonds	16,880	94,149	—	111,029
Others	—	555	160,499	161,054
Securities at fair value through profit or loss
- Equity securities
Funds	17,572	222	—	17,794
Common stocks	43,476	2,173	—	45,649
Others	5	266	—	271
- Debt securities
Government bonds	153	1,240	—	1,393
Government agency bonds	2,346	5,643	—	7,989
Corporate bonds	6,646	83,734	45	90,425
Others	100	43,150	—	43,250

Total	481,807	784,845	349,127	1,615,779

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,416)	—	—	(3,416)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(3,425)	—	—	(3,425)

F-
5
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2021:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Debt securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	143,905	150,010	9	293,924
Purchases	27,415	43,661	—	71,076
Transfer into Level 3	—	—	36	36
Total gains/(losses) recorded in other comprehensive income	4,073	(2,212)	—	1,861
Disposals or exercises	—	(2,876)	—	(2,876)
Maturity	(14,894)	—	—	(14,894)

Closing balance	160,499	188,583	45	349,127

F-5
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2020:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	97,476	—	—	97,476
Common stocks	278,255	22,994	—	301,249
Preferred stocks	—	—	53,778	53,778
Wealth management products	—	13,013	—	13,013
Others	11,038	41,401	96,232	148,671
- Debt securities
Government bonds	5,838	43,418	—	49,256
Government agency bonds	25,297	143,716	—	169,013
Corporate bonds	2,408	133,617	—	136,025
Subordinated bonds	6,244	75,551	—	81,795
Others	—	816	143,905	144,721
Securities at fair value through profit or loss
- Equity securities
Funds	16,731	104	—	16,835
Common stocks	48,334	524	—	48,858
Others	41	221	—	262
- Debt securities
Government bonds	336	1,302	—	1,638
Government agency bonds	972	3,450	—	4,422
Corporate bonds	2,957	83,837	9	86,803
Others	—	2,752	—	2,752

Total	495,927	566,716	293,924	1,356,567

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,732)	—	—	(3,732)
Investment contracts at fair value through profit or loss	(10)	—	—	(10)

Total	(3,742)	—	—	(3,742)

F-
5
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2021, RMB 16,499 million (2020: RMB12,084 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB 31,764 million (2020: RMB9,825 million) debt securities were transferred from Level 2 to Level 1. RMB 4,196 million
equity securities
were transferred from Level 1 to Level 2 (2020: no equity securities were transferred from Level 1 to Level 2), whereas RMB
5,520 million equity securities were transferred from Level 2 to Level 1 (2020: no material equity securities were transferred from Level 2 to Level 1).
For the years ended 31 December 2021 and 2020, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.
As at 31 December 2021 and 2020, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

F-
5
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2021 and 31 December 2020:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2021: 28,245 31 December 2020: 28,162	Comparable companies approach	Discounts for lack of marketability	31 December 2021: 11%- 30% 31 December 2020: 12%-35%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2021: 36,556 31 December 2020: 36,697	Net asset value method	N/A	N/A	N/A
	31 December 2021: 116,245 31 December 2020: 84,212	Discounted cash flow method	Discount rate	31 December 2021: 2.69%- 9.93% 31 December 2020: 3.80%-6.07%	The fair value is inversely related to discount rate
Debt securities	31 December 2021: 160,499 31 December 2020: 143,905	Discounted cash flow method	Discount rate	31 December 2021: 3.21%- 9.78% 31 December 2020: 3.88%-9.82%	The fair value is inversely related to discount rate

5	SEGMENT INFORMATION

5.1	Operating segments
The Group operates in four operating segments:

(i)	Life insurance business (Life)
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

F-
5
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

5.3	Allocation basis of assets and liabilities
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

	For the year ended 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	481,311	120,609	16,407	—	—	618,327

- Term life	2,501	—	—	—	—
- Whole life	69,923	—	—	—	—
- Endowment	97,791	—	—	—	—
- Annuity	311,096	—	—	—	—

Net premiums earned	480,214	114,549	16,488	—	—	611,251
Investment income	160,204	10,831	496	6,856	—	178,387
Net realised gains on financial assets	18,768	1,256	58	262	—	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	—	4,943
Other income	1,228	85	—	11,826	(3,134)	10,005

Including: inter-segment revenue	—	—	—	3,134	(3,134)	—

Segment revenues	663,209	126,908	17,051	20,896	(3,134)	824,930

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(114,657)	(6,656)	(41)	—	—	(121,354)
Accident and health claims and claim adjustment expenses	—	(48,076)	(6,954)	—	—	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	—	—	(442,370)
Investment contract benefits	(10,223)	(405)	—	—	—	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	—	—	—	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	—	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	—	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,452)	—	(40,808)
Statutory insurance fund contribution	(787)	(367)	(99)	—	—	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,063)	3,134	(15,467)

Including: inter-segment expenses	(2,929)	(196)	(9)	—	3,134	—

Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,781)	3,134	(784,763)

Net gains on investments of associates and joint ventures	—	—	—	10,328	—	10,328

Including: share of profit of associates and joint ventures	—	—	—	10,328	—	10,328

Segment results	22,771	8,599	1,682	17,443	—	50,495

Income tax						1,917

Net profit						52,412

Attributable to
- Equity holders of the Company						50,921
- Non-controlling interests						1,491

Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	—	(4,563)

Depreciation and amortisation	2,919	1,359	368	641	—	5,287

F-
57

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

	As at 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets

Financial assets	4,001,202	259,618	11,668	223,824	—	4,496,312
Others	9,893	16,044	569	257,953	—	284,459

Segment assets	4,011,095	275,662	12,237	481,777	—	4,780,771

Unallocated
Property, plant and equipment						54,398
Others						55,916

Total						4,891,085

Liabilities

Insurance contracts	3,180,931	228,899	10,069	—	—	3,419,899
Investment contracts	296,104	17,490	—	—	—	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	—	239,446
Others	87,371	5,276	379	22,102	—	115,128

Segment liabilities	3,781,694	266,201	11,120	29,052	—	4,088,067

Unallocated
Others						316,360

Total						4,404,427

F-
58

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	480,593	115,089	16,583	—	—	612,265

- Term life	2,674	—	—	—	—
- Whole life	73,747	—	—	—	—
- Endowment	109,275	—	—	—	—
- Annuity	294,897	—	—	—	—

Net premiums earned	479,600	109,091	15,975	—	—	604,666
Investment income	140,963	9,202	462	3,870	—	154,497
Net realised gains on financial assets	13,523	877	44	139	—	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	—	21,900
Other income	1,284	75	—	10,492	(2,448)	9,403

Including: inter-segment revenue	—	—	—	2,448	(2,448)	—

Segment revenues	653,097	120,393	16,539	17,468	(2,448)	805,049

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	—	—	(113,609)
Accident and health claims and claim adjustment expenses	—	(44,987)	(7,408)	—	—	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	—	—	(414,797)
Investment contract benefits	(9,494)	(352)	—	—	—	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	—	—	—	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,284)	—	(84,361)
Finance costs	(2,798)	(183)	(7)	(759)	—	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,020)	—	(37,706)
Statutory insurance fund contribution	(833)	(302)	(94)	—	—	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,851)	2,448	(12,270)

Including: inter-segment expenses	(2,292)	(148)	(8)	—	2,448	—

Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,914)	2,448	(758,239)

Net gains on investments of associates and joint ventures	—	—	—	7,666	—	7,666

Including: share of profit of associates and joint ventures	—	—	—	8,336	—	8,336

Segment results	28,073	11,611	572	14,220	—	54,476

Income tax						(3,103)

Net profit						51,373

Attributable to
- Equity holders of the Company						50,257
- Non-controlling interests						1,116
Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	—	25,699
Depreciation and amortisation	3,086	1,118	351	607	—	5,162

F-
59

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,537,020	222,559	10,964	117,276	—	3,887,819
Others	10,076	14,939	675	239,584	—	265,274

Segment assets	3,547,096	237,498	11,639	356,860	—	4,153,093

Unallocated
Property, plant and equipment						52,747
Others						46,626

Total						4,252,466

Liabilities
Insurance contracts	2,767,642	195,487	10,096	—	—	2,973,225
Investment contracts	271,757	16,455	—	—	—	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	—	122,249
Others	84,668	6,013	370	23,288	—	114,339

Segment liabilities	3,233,223	225,025	10,824	28,953	—	3,498,025

Unallocated
Others						297,504

Total						3,795,529

F-6
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086

- Term life	2,584	—	—	—	—
- Whole life	61,612	—	—	—	—
- Endowment	113,950	—	—	—	—
- Annuity	268,416	—	—	—	—

Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,723	(1,673)	8,220

Including: inter-segment revenue	—	—	—	1,673	(1,673)	—

Segment revenues	594,756	108,611	15,491	12,314	(1,673)	729,499

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,918)	—	(40,283)
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)
Other expenses	(7,120)	(692)	(169)	(3,318)	1,673	(9,626)

Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—

Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,319)	1,673	(677,722)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011

Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159

Segment results	42,418	5,875	489	11,006	—	59,788

Income tax						(781)

Net profit						59,007

Attributable to
- Equity holders of the Company						58,281
- Non-controlling interests						726
Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847
Depreciation and amortisation	2,671	917	312	479	—	4,379

F-6
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

5	SEGMENT INFORMATION (continued)

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,111,140	183,142	10,080	76,952	—	3,381,314
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,935	—	3,625,931

Unallocated
Property, plant and equipment						51,758
Others						49,102

Total						3,726,791

Liabilities
Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,944	—	110,797

Segment liabilities	2,824,966	186,376	9,240	28,843	—	3,049,425

Unallocated
Others						268,007

Total						3,317,432

F-6
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2021	50,428	8,091	1,352	11,333	2,798	74,002
Transfers upon completion	7,208	—	—	(7,601)	182	(211)
Additions	1,415	716	5	3,267	—	5,403
Transfers into investment properties	—	—	—	(209)	—	(209)
Disposals	(456)	(456)	(46)	—	(548)	(1,506)

As at 31 December 2021	58,595	8,351	1,311	6,790	2,432	77,479

Accumulated depreciation
As at 1 January 2021	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)
Charge for the year	(1,799)	(778)	(149)	—	(379)	(3,105)
Disposals	271	434	44	—	530	1,279

As at 31 December 2021	(14,613)	(5,777)	(996)	—	(1,670)	(23,056)

Impairment
As at 1 January 2021	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2021	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2021	37,319	2,658	461	11,332	977	52,747

As at 31 December 2021	43,958	2,574	315	6,789	762	54,398

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2020	44,771	8,368	1,364	14,378	2,619	71,500
Transfers upon completion	6,010	3	—	(6,456)	322	(121)
Additions	222	626	131	5,509	—	6,488
Transfers into investment properties	—	—	—	(2,098)	—	(2,098)
Disposals	(575)	(906)	(143)	—	(143)	(1,767)

As at 31 December 2020	50,428	8,091	1,352	11,333	2,798	74,002

Accumulated depreciation
As at 1 January 2020	(11,811)	(5,484)	(841)	—	(1,581)	(19,717)
Charge for the year	(1,582)	(725)	(189)	—	(377)	(2,873)
Disposals	308	776	139	—	137	1,360

As at 31 December 2020	(13,085)	(5,433)	(891)	—	(1,821)	(21,230)

Impairment
As at 1 January 2020	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2020	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2020	32,936	2,884	523	14,377	1,038	51,758

As at 31 December 2020	37,319	2,658	461	11,332	977	52,747

As at 31 December 2021, the net book value of buildings above which were in process to obtain title certificates was RMB 9,605 million (as at 31 December 2020: RMB6,159 million).

F-
6
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2021	5,430	2	5,432
Additions	972	1	973
Deductions	(1,032)	(1)	(1,033)

As at 31 December 2021	5,370	2	5,372

Accumulated depreciation
As at 1 January 2021	(2,355)	(1)	(2,356)
Charge for the year	(1,410)	(1)	(1,411)
Deductions	912	1	913

As at 31 December 2021	(2,853)	(1)	(2,854)

Impairment
As at 1 January 2021	—	—	—

As at 31 December 2021	—	—	—

Net book value
As at 1 January 2021	3,075	1	3,076

As at 31 December 2021	2,517	1	2,518

F-
6
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

The Group had no significant profit or loss from subleasing
right-of-use
assets or sale and leaseback transactions for the year ended 31 December 2021 (2020: same).
The Group’s
right-of-use
assets include the above assets and land use rights disclosed in Note 14.

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31	As at 31
	31 December 2021	31 December 2020
	RMB million	RMB million
Interest on lease liabilities	96	113
Depreciation charge of right-of-use assets	1,411	1,518
Expense relating to short-term leases	332	260
Expense relating to leases of low-value assets (except for short-term lease liabilities)	1	2

Total	1,840	1,893

F-6
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

8	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2021	15,385
Additions	(414)

As at 31 December 2021	14,971

Accumulated depreciation
As at 1 January 2021	(1,168)
Additions	(429)

As at 31 December 2021	(1,597)

Net book value
As at 1 January 2021	14,217

As at 31 December 2021	13,374

Fair value
As at 1 January 2021	17,285

As at 31 December 2021	16,626

Buildings RMB million
Cost
As at 1 January 2020	12,898
Additions	2,487

As at 31 December 2020	15,385

Accumulated depreciation
As at 1 January 2020	(757)
Additions	(411)

As at 31 December 2020	(1,168)

Net book value
As at 1 January 2020	12,141

As at 31 December 2020	14,217

Fair value
As at 1 January 2020	14,870

As at 31 December 2020	17,285

F-
6
7

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

8	INVESTMENT PROPERTIES (continued)

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.
The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements
.
As at 31 December 2021, the net book value of investment properties which were in process to obtain title certificates was RMB 981 million (as at 31 December 2020: RMB 1,044 million).
The fair value of investment properties of the Group as at 31 December 2021 amounted to RMB 16,626 million (as at 31 December 2020: RMB17,285 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.
The Group uses the weighted average of market comparison approach and income approach as its valuation method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold; the income approach is to convert projected future incomes of investment properties into value by rate of return, rate of capitalization or income multiplier. According to the calculation results of the above two valuation approaches, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.
Under the market comparison approach and income approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2021 RMB million	2020 RMB million
As at 1 January	239,584	222,983
Change of the cost	11,400	13,997
Share of profit or loss	10,328	8,336
Declared dividends	(4,480)	(5,253)
Other equity movements	1,121	228
Impairment	—	(707)

As at 31 December	257,953	239,584

F-
68

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

				Movement
	Accounting method	Cost	As at 31 December 2020	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2021	Percentage of equity interest	Accumulated amount of impairment
					RMB Million						RMB Million
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	45,176	79,974	—	5,819	(662)	1,048	—	86,179	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,285	—	589	(271)	296	—	11,899	29.59%	(3,217)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	10,620	—	272	(214)	(527)	—	10,151	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,612	—	98	(15)	(3)	—	1,692	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,676	—	1,335	(608)	35	—	21,438	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,433	—	602	(369)	(22)	—	22,644	10.29%	—
Others (iv)	Equity Method	48,001	41,555	5,610	3,022	(1,042)	(130)	—	49,015		—

Subtotal		153,562	188,155	5,610	11,737	(3,181)	697	—	203,018		(3,217)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,779	—	111	(354)	10	—	5,546	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	4,736	—	(1,004)	—	505	—	4,237	75.00%	—
Others (iv)	Equity Method	48,576	40,914	5,790	(516)	(945)	(91)	—	45,152		—

Subtotal		62,513	51,429	5,790	(1,409)	(1,299)	424	—	54,935		—

Total		216,075	239,584	11,400	10,328	(4,480)	1,121	—	257,953		(3,217)

F-
69

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	The 2020 final dividend of RMB 0.077 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 30 June 2021. The Company received a cash dividend of RMB662 million.

(ii)
The 2020 final dividend of HKD 0.09 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 21 May 2021. The Company received a cash dividend equivalent to RMB168 million. The 2021 interim dividend of HKD 0.055 in cash per ordinary share was approved and declared by the Board of Directors of Sino-Ocean on 19 August
2021
. The Company received a cash dividend equivalent to RMB

103 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2021, the stock price of Sino-Ocean was HKD

1.82
per share. As at 31 December 2020, the cumulative impairment loss of RMB
 3,217

million for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment valued using the discounted future cash flow method on 31 December 2021 and no further impairment loss should be made. The impairment test involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used
10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2020: 10% for properties under development and investment properties).

(iii)
The 2020 final dividend of RMB 0.0669 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 11 May 2021. The Company received a cash dividend of RMB 213 million. The 2021 interim dividend of RMB 0.0488 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 23 September 2021. The Company received a cash dividend equivalent to RMB 156 million.

On 31 December 2021, the stock price of China Unicom was RMB 3.93 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its other associates and joint ventures.

F-
7
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%
As at 31 December 2020, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

F-
7
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2021 and for the year ended 31 December 2021:

	CGB	Sino-Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,359,985	281,252	120,178	25,153	37,099	593,284	10,258	24,195
Total liabilities	3,125,484	204,805	94,756	21,868	1,476	257,074	232	13,035
Total equity	234,501	76,447	25,422	3,285	35,623	336,210	10,026	11,160
Total equity attributable to equity holders of the associates and joint ventures	189,510	55,074	25,422	3,277	35,623	149,217	10,026	11,160
Total adjustments (i)	464	(7,257)	—	—	405	16,509	(1,707)	(5,511)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	189,974	47,817	25,422	3,277	36,028	165,726	8,319	5,649
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	86,179	15,116	10,151	1,692	21,438	22,644	5,546	4,237
Impairment	—	(3,217)	—	—	—	—	—	—
Net carrying value of the investments	86,179	11,899	10,151	1,692	21,438	22,644	5,546	4,237

Total revenues	74,905	68,645	82,549	6,846	5,583	331,665	352	897
Net profit/(loss)	17,476	5,091	621	281	3,081	14,416	333	28
Other comprehensive income	2,416	(35)	(766)	(8)	—	(27)	15	447
Total comprehensive income	19,892	5,056	(145)	273	3,081	14,389	348	475

F-
7
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2020 and for the year ended 31 December 2020:

	CGB	Sino-Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,027,972	263,528	106,930	20,567	34,933	582,475	10,306	24,196
Total liabilities	2,809,822	193,806	80,379	17,512	1,068	251,001	85	13,342
Total equity	218,150	69,722	26,551	3,055	33,865	331,474	10,221	10,854
Total equity attributable to equity holders of the associates and joint ventures	173,159	52,273	26,551	3,048	33,865	147,709	10,221	10,854
Total adjustments (i)	2,612	(6,528)	—	—	427	16,981	(1,552)	(4,540)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	175,771	45,745	26,551	3,048	34,292	164,690	8,669	6,314
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	79,974	14,502	10,620	1,612	20,676	22,433	5,779	4,736
Impairment	—	(3,217)	—	—	—	—	—	—
Net carrying value of the investments	79,974	11,285	10,620	1,612	20,676	22,433	5,779	4,736

Total revenues	80,525	61,271	77,990	2,193	5,259	306,490	360	853
Net profit/(loss)	13,812	4,675	1,730	208	2,823	12,525	339	185
Other comprehensive income	(1,944)	630	1,991	(5)	—	(1,706)	(25)	650
Total comprehensive income	11,868	5,305	3,721	203	2,823	10,819	314	835

(i)	Including adjustments for the difference of accounting policies, fair value and others.
The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2021 and 31 December 2020. The Group had a capital contribution commitment of RMB 20,730 million with associates and joint ventures as at 31 December 2021 (as at 31 December 2020: RMB25,364 million). The capital contribution commitment amount has been included in the capital commitments in
Note 39.

F-
7
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Debt securities
Government bonds	349,370	265,198
Government agency bonds	911,451	617,515
Corporate bonds	209,627	201,988
Subordinated bonds	63,305	104,668

Total	1,533,753	1,189,369

Debt securities
Listed in Mainland, PRC	246,134	215,671
Listed in Hong Kong, PRC	87	148
Listed overseas	44	70
Unlisted (i)	1,287,488	973,480

Total	1,533,753	1,189,369

(i)	Unlisted debt securities include those traded on the Chinese interbank market.
As at 31 December 2021, no accumulated impairment loss for the investment of held-to-maturity
securities has been recognised by the Group (2020: RMB 20 million).

	As at 31 December 2021			As at 31 December 2020
	Level 1	Level 2	Total	Level 1	Level 2	Total
Debt securities - fair value hierarchy	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	68,300	314,113	382,413	37,134	238,636	275,770
Government agency bonds	74,241	895,343	969,584	71,715	559,488	631,203
Corporate bonds	7,911	211,882	219,793	4,433	205,440	209,873
Subordinated bonds	—	66,481	66,481	12,332	96,362	108,694

Total	150,452	1,487,819	1,638,271	125,614	1,099,926	1,225,540

Debt securities - Contractual maturity schedule	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Maturing:
Within one year	55,370	25,520
After one year but within five years	147,786	146,463
After five years but within ten years	163,479	206,134
After ten years	1,167,118	811,252

Total	1,533,753	1,189,369

F-
7
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Policy loans (i)	236,209	200,730
Other loans	433,697	460,248

Total	669,906	660,978

Impairment	(3,819)	(2,443)

Net value	666,087	658,535

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Maturing:
Within one year	348,940	231,291
After one year but within five years	182,493	287,196
After five years but within ten years	106,319	114,885
After ten years	32,154	27,606

Total	669,906	660,978

Impairment	(3,819)	(2,443)

Net value	666,087	658,535

(i)	As at 31 December 2021, maturities of policy loans were within 6 months (as at 31 December 2020: same).

10.3	Term deposits

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Maturing:
Within one year	135,301	63,090
After one year but within five years	394,187	480,848
After five years but within ten years	—	1,740

Total	529,488	545,678

As at 31 December 2021, the Group’s term deposits of RMB
2,641
million(as at 31 December 2020: RMB

million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS (continued)

10.4	Statutory deposits - restricted

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Contractual maturity schedule:
Within one year	1,720	—
After one year but within five years	4,613	6,333

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	58,561	49,256
Government agency bonds	259,753	169,013
Corporate bonds	203,147	136,025
Subordinated bonds	111,029	81,795
Others (i)	161,054	144,721

Subtotal	793,544	580,810

Equity securities
Funds	94,895	97,476
Common stocks	256,441	301,249
Preferred stocks	52,127	53,778
Wealth management products	5,005	13,013
Others (i)	206,996	148,671

Subtotal	615,464	614,187

Available-for-sale securities, at cost
Equity securities
Others (i)	20,279	20,606

Total	1,429,287	1,215,603

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

F-7
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Debt securities
Listed in Mainland, PRC	86,145	42,154
Unlisted	707,399	538,656

Subtotal	793,544	580,810

Equity securities
Listed in Mainland, PRC	238,155	200,254
Listed in Hong Kong, PRC	75,694	108,493
Listed overseas	28	278
Unlisted	321,866	325,768

Subtotal	635,743	634,793

Total	1,429,287	1,215,603

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

	As at 31 December 2021	As at 31 December 2020
Debt securities - Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	36,597	36,870
After one year but within five years	179,476	125,202
After five years but within ten years	318,992	271,394
After ten years	258,479	147,344

Total	793,544	580,810

F-
77

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31December 2021	As at 31December 2020
	RMB million	RMB million
Debt securities
Government bonds	1,393	1,638
Government agency bonds	7,989	4,422
Corporate bonds	90,425	86,803
Others	43,250	2,752

Subtotal	143,057	95,615

Equity securities
Funds	17,794	16,835
Common stocks	45,649	48,858
Others	271	262

Subtotal	63,714	65,955

Total	206,771	161,570

Debt securities
Listed in Mainland, PRC	29,934	32,333
Listed in Hong Kong, PRC	23	72
Listed overseas	273	262
Unlisted	112,827	62,948

Subtotal	143,057	95,615

Equity securities
Listed in Mainland, PRC	45,817	51,629
Listed in Hong Kong, PRC	736	80
Listed overseas	4,849	4,213
Unlisted	12,312	10,033
Subtotal	63,714	65,955

Total	206,771	161,570

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

F-
7
8

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

10	FINANCIAL ASSETS (continued)

10.7	Securities purchased under agreements to resell

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Maturing:
Within 30 days	11,896	7,947
Above 30 days	1,019	—

Total	12,915	7,947

10.8	Accrued investment income

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Bank deposits	12,735	12,570
Debt securities	31,900	26,454
Others	6,462	6,176

Total	51,097	45,200

Current	49,031	44,197
Non-current	2,066	1,003

Total	51,097	45,200

F-
79

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2021	As at 31 December 2020	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	1,533,753	1,189,369	1,638,271	1,225,540
Loans (iii)	666,087	658,535	686,005	667,545
Term deposits	529,488	545,678	529,488	545,678
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,409,008	1,194,997	1,409,008	1,194,997
Securities at fair value through profit or loss	206,771	161,570	206,771	161,570
Securities purchased under agreements to resell	12,915	7,947	12,915	7,947
Cash and cash equivalents	60,440	56,655	60,440	56,655
Investment contracts (iii)	(313,594)	(288,212)	(299,727)	(276,521)
Financial liabilities at fair value through profit or loss	(3,416)	(3,732)	(3,416)	(3,732)
Securities sold under agreements to repurchase	(239,446)	(122,249)	(239,446)	(122,249)
Bonds payable	(34,994)	(34,992)	(35,898)	(35,602)
Interest-bearing loans and borrowings	(18,686)	(19,556)	(18,686)	(19,556)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.
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

F-
8
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

12	PREMIUMS RECEIVABLE
As at 31 December 2021, the carrying value of premiums receivable within one year was RMB 19,935 million (as at 31 December 2020: RMB 20,458 million).

13	REINSURANCE ASSETS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Long-term insurance contracts ceded (Note 15)	4,910	4,228
Due from reinsurance companies	485	1,135
Ceded unearned premiums (Note 15)	823	523
Claims recoverable from reinsurers (Note 15)	412	209

Total	6,630	6,095

Current	1,720	1,867
Non-current	4,910	4,228

Total	6,630	6,095

14	OTHER ASSETS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Investments receivable and prepaid	9,493	1,559
Land use rights(i)	8,011	8,056
Disbursements	5,327	5,866
Automated policy loans	3,673	3,522
Tax prepaid	3,353	2,257
Due from related parties	717	728
Prepayments to constructors	101	187
Others	8,884	6,865

Total	39,559	29,040

Current	30,713	19,717
Non-current	8,846	9,323

Total	39,559	29,040

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)
For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing the discount rate assumptions, the Group considers investment experience, the current investment portfolio and the trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 31 December 2021	4.85%
As at 31 December 2020	4.85%
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

Discount rate assumptions
As at 31 December 2021	2.88%~4.80%
As at 31 December 2020	3.09%~4.80%
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

F-8
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2021	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2020	45.00	0.85%~0.90%	25.00	0.90%

(iv)
The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)
The Group applies a consistent method to determine risk margin. The Group considers risk margin for the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopts a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Gross
Long-term insurance contracts	3,379,603	2,936,533
Short-term insurance contracts
- Claims and claim adjustment expenses	26,234	21,991
- Unearned premiums	14,062	14,701

Total, gross	3,419,899	2,973,225

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(4,910)	(4,228)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 13)	(412)	(209)
- Unearned premiums (Note 13)	(823)	(523)

Total, ceded	(6,145)	(4,960)

Net
Long-term insurance contracts	3,374,693	2,932,305
Short-term insurance contracts
- Claims and claim adjustment expenses	25,822	21,782
- Unearned premiums	13,239	14,178

Total, net	3,413,754	2,968,265

F-8
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts
The table below presents movements in claims and claim adjustment expense reserve:

	2021 RMB million	2020 RMB million
Notified claims	4,319	2,781
Incurred but not reported	17,672	15,623

Total as at 1 January - Gross	21,991	18,404

Cash paid for claims settled
- Cash paid for current year claims	(34,301)	(32,804)
- Cash paid for prior year claims	(17,783)	(16,682)
Claims incurred
- Claims arising in current year	56,938	52,589
- Claims arising in prior years	(611)	484

Total as at 31 December - Gross	26,234	21,991

Notified claims	4,197	4,319
Incurred but not reported	22,037	17,672

Total as at 31 December - Gross	26,234	21,991

The table below presents movements in unearned premium reserves:

	2021			2020
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	14,701	(523)	14,178	13,001	(369)	12,632
Increase	14,062	(823)	13,239	14,701	(523)	14,178
Release	(14,701)	523	(14,178)	(13,001)	369	(12,632)

As at 31 December	14,062	(823)	13,239	14,701	(523)	14,178

F-
8
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

15	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts
The table below presents movements in the liabilities of long-term insurance contracts:

	2021	2020
	RMB million	RMB million
As at 1 January	2,936,533	2,521,331
Premiums	542,974	536,150
Release of liabilities (i)	(287,705)	(288,959)
Accretion of interest	148,504	129,679
Change in assumptions
- Change in discount rates	30,701	35,071
- Change in other assumptions (ii)	7,574	3,472
Other movements	1,022	(211)

As at 31 December	3,379,603	2,936,533

(i)	The release of liabilities mainly consists of release due to death or other benefits and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)
For the year ended 31 December 2021, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB 5,897 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB 1,677 million.

For the year ended 31 December 2020, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB 2,081 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB 1,391 million.

16	INVESTMENT CONTRACTS

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Investment contracts with DPF at amortised cost	68,544	64,950
Investment contracts without DPF
- At amortised cost	245,041	223,252
- At fair value through profit or loss	9	10

Total	313,594	288,212

The table below presents movements of investment contracts with DPF:

	2021	2020
	RMB million	RMB million
As at 1 January	64,950	61,657
Deposits received	4,910	5,000
Deposits withdrawn, payments on death and other benefits	(2,711)	(3,008)
Policy fees deducted from account balances	(41)	(39)
Interest credited	1,436	1,340

As at 31 December	68,544	64,950

F-
8
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate		As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Credit loans	5 January 2022	1.80%		563	626
Guaranteed loans	13 January 2022	1.50%		913	1,015
Guaranteed loans	9 March 2022	EURLIBOR+3.00	%(i)	794	883
Guaranteed loans	8 September 2023	3.10%		2,383	2,648
Credit loans	25 June 2024	3.08%		2,366	2,444
Credit loans	16 September 2024	3.30%		5,483	5,611
Credit loans	27 September 2024	USD LIBOR+1.00	%(ii)	6,184	6,329

Total				18,686	19,556

(i)	3.00% when EURIBOR is negative.

(ii)	1.00% when USD LIBOR is negative.

18	BONDS PAYABLE
As at 31 December 2021, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB 34,994 million (as at 31 December 2020: RMB 34,992 million), and the fair value of RMB 35,898 million (as at 31 December 2020: RMB35,602 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
22 March 2019	22 March 2029	4.28%	35,000	35,000

Total			35,000	35,000

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

F-
8
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Interbank market	181,121	97,974
Stock exchange market	58,325	24,275

Total	239,446	122,249

Maturing:
Within 30 days	237,371	122,101
More than 30 days within 90 days	2,075	140
After 90 days	—	8

Total	239,446	122,249

As at 31 December 2021, bonds with a carrying value of RMB 199,211 million (as at 31 December 2020: RMB113,454 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.
For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2021, the carrying value of securities deposited in the collateral pool was RMB 298,043 million (as at 31 December 2020: RMB256,062 million). The collateral is restricted from trading during the period of the repurchase transaction.

20	OTHER LIABILITIES

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Payable to the third-party holders of consolidated structured entities	67,862	42,654
Interest payable to policyholders	17,866	16,139
Salary and welfare payable	12,874	11,318
Brokerage and commission payable	5,352	7,057
Payable to constructors	2,497	2,594
Agency deposits	1,467	1,811
Interest payable of debt instruments	1,528	1,320
Tax payable	717	889
Stock appreciation rights (Note 31 )	291	493
Others	23,222	20,201

Total	133,676	104,476

Current	133,676	104,476
Non-current	—	—

Total	133,676	104,476

F-
87

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

21	STATUTORY INSURANCE FUND
As required by the CIRC Order [2008] No. 2, “
Measures for Administration of Statutory Insurance Fund
”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

22	INVESTMENT INCOME

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	56,830	44,757	38,229
- available-for-sale securities	29,491	22,695	21,373
- at fair value through profit or loss	4,079	3,482	3,546
Equity securities
- available-for-sale securities	27,806	24,185	21,823
- at fair value through profit or loss	912	798	981
Bank deposits	25,949	25,860	26,695
Loans	32,970	31,948	27,111
Securities purchased under agreements to resell	350	772	161

Total	178,387	154,497	139,919

For the year ended 31 December 2021, the interest income included in investment income was RMB 149,669 million (2020: RMB 129,514 million, 2019: RMB117,115 million). Interest income was mainly accrued using the effective interest method.

23	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Debt securities
Realised gains (i)	198	1,287	3,714
Impairment (ii)	(1,359)	288	(3,749)

Subtotal	(1,161)	1,575	(35)

Equity securities
Realised gains (i)	42,867	24,925	4,504
Impairment (ii)	(21,362)	(11,917)	(2,638)

Subtotal	21,505	13,008	1,866

Total	20,344	14,583	1,831

F-
88

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

23	NET REALISED GAINS ON FINANCIAL ASSETS (continued)

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)
During the year ended 31 December 2021, the Group recognised an impairment charge of RMB 8 million on available-for-sale
funds (2020: RMB111
million, 2019: RMB888 million); an impairment charge of RMB
21,354
million on available-for-sale stock securities (2020: RMB
11,732
million, 2019: RMB1,750 million);
 no
impairment charge on available-for-sale other equity securities (2020: RMB
74
million, 2019: nil); an impairment reversal of RMB
 17
million on available-for-sale debt securities (2020: an
impairment reversal of RMB
16
million, 2019: an impairment charge of RMB
1,027
million); an impairment charge of RMB
1,376

million on loans (2020: an impairment reversal of RMB
275
million, 2019: an impairment charge of RMB2,718 million) and no impairment charge of held-to-maturity securities (2020: RMB
3
million, 2019: RMB4 million), for which the Group determined that objective evidence of impairment existed.

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Debt securities	1,069	(583)	778
Equity securities	3,470	22,997	18,279
Stock appreciation rights	202	255	(258)
Financial liabilities at fair value through profit or loss	202	(648)	(380)
Derivative financial instruments	—	(121)	832

Total	4,943	21,900	19,251

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2021
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370

Total	625,378	(6,624)	618,754

For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

26	INVESTMENT CONTRACT BENEFITS
Benefits of investment contracts are mainly the interest credited to investment contracts.

F-
89

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

27	FINANCE COSTS

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Interest expenses for securities sold under agreements to repurchase	3,523	1,565	2,392
Interest expenses for bonds payable	1,500	1,503	1,168
Interest expenses for interest-bearing loans and borrowings	479	566	589
Interest on lease liabilities	96	113	106

Total	5,598	3,747	4,255

28	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Employee salaries and welfare costs	20,928	19,534	20,127
Housing benefits	1,412	1,318	1,189
Contribution to the defined contribution pension plan	3,273	2,455	2,905
Depreciation and amortisation	5,287	5,162	4,379
Foreign exchange gains	(645)	(119)	67
Remuneration in respect of audit services provided by auditors	53	63	60

29	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Current taxation - Enterprise income tax	4,824	6,588	614
Deferred taxation	(6,741)	(3,485)	167

Total tax charges	(1,917)	3,103	781

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2020: 25%, 2019: 25%) is as follows:

	For the year ended 31 December
	2021	2020	2019
	RMB million	RMB million	RMB million
Profit before income tax	50,495	54,476	59,788
Tax computed at the statutory tax rate	12,624	13,619	14,947
Adjustment on current income tax of previous period	(412)	(464)	(5,228)
Non-taxable income (i)	(14,425)	(10,787)	(9,589)
Expenses not deductible for tax purposes (i)	276	202	313
Unused tax losses	27	498	241
Others	(7)	35	97

Income tax at the effective tax rate	(1,917)	3,103	781

F-9
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

29	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2020: 25%, 2019: 25%) is as follows (continued):

(i)
Non-taxable
income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Deferred tax assets	22,354	17,174
Deferred tax liabilities	(29,714)	(32,373)

Net deferred tax assets	121	87
Net deferred tax liabilities	(7,481)	(15,286)

As at 31 December 2021 and 31 December 2020, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:
Net deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
(Charged)/Credited to net profit	1,787	1,759	(61)	3,485
(Charged)/Credited to other comprehensive income
- Available-for-sale securities	—	(9,446)	—	(9,446)
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	990	—	—	990
- Others	—	(26)	—	(26)

As at 31 December 2020	4,334	(22,386)	2,853	(15,199)

As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income
- Available-for-sale securities	—	677	—	677
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	—	—	448
- Others	—	(27)	—	(27)

As at 31 December 2021	7,644	(18,202)	3,198	(7,360)

F-9
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

29	TAXATION (continued)

(c)	As at 31 December 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities are as follows (continued):

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
Unrecognised deductible tax losses of the Group amounted to RMB 3,173 million as at 31 December 2021 (as at 31 December 2020: RMB3,300 million). Unrecognised deductible temporary differences of the Group amounted to RMB 1 million as at 31 December 2021 (as at 31 December 2020: RMB1 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	14,695	10,882
- deferred tax assets to be recovered within 12 months	7,659	6,292

Subtotal	22,354	17,174

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(26,850)	(28,107)
- deferred tax liabilities to be settled within 12 months	(2,864)	(4,266)

Subtotal	(29,714)	(32,373)

Net deferred tax liabilities	(7,360)	(15,199)

F-9
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

30	EARNINGS PER SHARE
There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2021 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2020: same).

31	STOCK APPRECIATION RIGHTS
The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD 5.33 and HKD 6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.
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
As at 31 December 2021, there were 55.01 million units outstanding and exercisable (as at 31 December 2020: same). As at 31 December 2021, the amount of intrinsic value for the vested stock appreciation rights was RMB 278 million (as at 31 December 2020: RMB 480 million).
The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 14% to 30%, an expected dividend yield of no higher than 6.05% and a risk-free interest rate ranging from

-
0.01% to 0.25%.
The Company recognised a gain of RMB 202 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2021 (2020: fair value gain of RMB 255 million).

RMB 278 million and RMB 13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2021 (as at 31 December 2020: RMB480 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2021 (as at 31 December 2020: nil).

32	DIVIDENDS
Pursuant to the shareholders’ approval at the Annual General Meeting on 30 June 2021, a final dividend of RMB 0.64 (inclusive of tax) per ordinary share totalling RMB18,089 million in respect of the year ended 31 December 2020 was declared and paid in 2021. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2021.
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
Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2022, a final dividend of RMB 0.65 (inclusive of tax) per ordinary share totalling approximately RMB 18,372 million for the year ended 31 December 2021 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2021.

F-9
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

(a)	The tables below present the fair value of the following groups and fair value changes for the years of major financial assets (i) under IFRS 9:

	For the year ended 31 December
	2021 RMB million	2020 RMB million
Held for trading financial assets	206,771	161,570
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	2,559,014	1,978,361
- Financial assets with contractual terms that do not give rise to SPPI	958,340	929,597

Total	3,724,125	3,069,528

	Fair value changes for the year ended 31 December
	2021 RMB million	2020 RMB million

Held for trading financial assets	4,541	22,414
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
-Financial assets with contractual terms that give rise to SPPI	92,219	(11,064)
-Financial assets with contractual terms that do not give rise to SPPI	14,959	55,151

Total	111,719	66,501

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

F-9
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount (iii)
	As at 31 December 2021 RMB Million	As at 31 December 2020 RMB Million
Domestic
Rating not required (iv)	832,127	719,142
AAA	1,592,582	1,207,034
AA+	6,551	4,197
AA	80	170
AA-	3,000	3,000

Subtotal	2,434,340	1,933,543

Overseas
A+	427	25
A	4,331	3,654
A-	13	45
BBB+	75	112
BBB-	—	13
Not rated	—	24

Subtotal	4,846	3,873

Total	2,439,186	1,937,416

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2021
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	9,631	7,274
Overseas	—	—

Total	9,631	7,274

	As at 31 December 2020
	Carrying amount (iii) RMB Million	Fair value RMB Million
Domestic	7,367	4,966
Overseas	24	4

Total	7,391	4,970

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

F-9
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship
Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Bai Tao (the change of registration with the department in charge of industrial and commercial administration is in progress)

(b)	Subsidiaries
Refer to Note 34(f) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures
Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

F-9
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2020 million	Increase million	Decrease million	As at 31 December 2021 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB1,991	190	—	RMB2,181
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	700	RMB6,100
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,530	—	—	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	—	—	USD2
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	—	RMB1,131
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484
The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

(f)	Percentages of holding of related parties with control relationship and changes during the year

	As at 31 December 2020				As at 31 December 2021
Shareholder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2020				As at 31 December 2021
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD 130	50.00% indirectly
Suzhou Pension Company	RMB1,991	100.00% directly	190	—	RMB 2,181	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB 1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB 200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly

F-
97

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

Subsidiaries	As at 31 December 2020				As at 31 December 2021
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,800	100.00% directly	—	700	RMB 6,100	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB 1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	RMB95	100.00% directly	190	—	RMB 285	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	—	—	RMB 1,993	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	—	—	RMB 1,876	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB 2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD 1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	—	—	RMB 1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	—	—	USD 2	100.00% indirectly
Guo Yang Guo Sheng	RMB2,835	89.997% directly	—	—	RMB 2,835	89.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00%indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD 452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB571	99.98% directly	—	—	RMB 571	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB571	99.98% directly	—	—	RMB 571	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	RMB4,012	99.98% directly	12	—	RMB 4,024	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB 1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB 484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	RMB533	99.98% directly	15	—	RMB 548	99.98% directly

F-
98

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

	As at 31 December 2020				As at 31 December 2021
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	RMB 533	99.98% directly	15	—	RMB 548	99.98% directly
Shengyi Jingsheng	RMB 1,063	100.00% indirectly	30	—	RMB 1,093	100.00%indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	RMB 3,660	99.99% directly	451	—	RMB 4,111	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	RMB 295	99.95% directly	321	—	RMB 616	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”)	RMB 9	99.90% directly	495	—	RMB 504	99.90% directly
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Qihang Fund l”)	RMB 1	99.99% directly	6,064	—	RMB 6,065	99.99% directly
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership) (“CL Xing wan”) (i)	—	—	3,865	—	RMB 3,865	99.98% indirectly
China Life Insurance Sales Company Limited (“CL Sales”)(ii)	—	—	—	—	—	90.81% directly
China Life (Hangzhou) Hotel Company Limited (“CL Hangzhou Hotel”)(i)	—	—	65	—	RMB 65	99.99% indirectly
China Life Jiayuan (Xiamen) Health Management Company Limited (“CL Jiayuan”)(i)	—	—	300	—	RMB 300	99.99% indirectly

(i)	CL Xing Wan, CL Hangzhou Hotel and CL Jiayuan were newly included in the consolidated financial statements of the Group for the year ended 31 December 2021.

(ii)
For the year ended 31 December 2021, the Company injected capital of RMB 500 million to
CL
Sales, a wholly owned subsidiary of CLIC, and acquired 90.81% of the shareholders’ equity. Both parties are under common control by CLIC which is not transitory before and after the combination. Therefore, this is a business combination under common control. The financial statement
s
of the Group
were
restated based on the financial statement
s
as at 31 December 2021 obtained from the merged party on the date of combination.

F-
99

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

			For the year ended 31 December
	Notes		2021 RMB million	2020 RMB million

Transactions with CLIC and its subsidiaries
CLIC
Distribution of dividends from the Company and AMC to CLIC			12,663	14,253
Policy management fee received from CLIC	(i ) (vii	)	554	564
Asset management fee received from CLIC	(ii.a	)	156	125

CLP&C
Agency fee received from CLP&C	(iii ) (vii	)	1,634	2,289
Dividend s from CLP&C (Note 9)			214	271
Rental and a service fee received from CLP&C			78	54
Asset management fee received from CLP&C	(ii.c	)	52	41
CLI
Payment of asset management fee to CLI	(ii.d ) (vii	)	588	651
Payment of real estate purchase to CLI			103	135
Property leasing expenses charged by CLI			52	71
CLHI
Payment of a operation management service fee to CLHI	(vi	)	112	106
CL Overseas
Asset management fee received from CL Overseas	(ii.b	)	79	73
Transactions with associates and joint ventures
CGB
Interest on deposits received from CGB			3,268	2,938
Dividend s from CGB (Note 9)			662	550
Commission expenses charged by CGB	(iv	)	190	189
Rental fee received from CGB			145	124
Insurance premium received from CGB			88	3
Sino-Ocean
Dividend s from Sino-Ocean (Note 9)			271	178
Interest of corporate bonds received from Sino-Ocean			17	26
Transaction between other associates and joint ventures and the Group
Dividends from other associates and joint ventures (Note 9)			3,333	4,254
Transaction between EAP and the Group
Contribution to EAP			1,357	1,140
Transactions between other subsidiaries and the Company
Payment of an asset management fee
Payment of an asset management fee to AMC	( ii.e) (vii	)	2,742	2,089
Payment of an asset management fee to AMC HK	(ii.f	)	15	18
Dividends from subsidiaries
Dividends from AMC			432	220
Dividends from Pension Company			127	—
Dividends from other subsidiaries			738	301

F-10
0

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

Agency fee received
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(v	)	70	57
Rental received
Rental received from Pension Company			70	68
Capital increase in subsidiaries
Capital contribution to China Life Qihang Fund I			6,064	—
Capital contribution to CL Pension Industry			495	—
Capital contribution to CG Investments			451	—
Capital contribution to CL Guang De			321	285
Capital contribution to CL Hotel Investors, L.P.			190	95
Capital contribution to Suzhou Pension Company			190	205
Capital contribution to Yuanxiang Tianfu			15	—
Capital contribution to Yuanxiang Tianyi			15	—
Capital contribution to Shanghai Wansheng			12	12
Capital reduction of subsidiaries
Capital reduction from Rui Chong			700	—
Transactions between the consolidated structured entities and the Company
Distribution of profits from the consolidated structured entities to the Company			15,947	14,429
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

F-10
1

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)
Notes (continued):

(ii.c)
On 10 February 2021, CLP&C renewed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds, effective from 1 January 2021 to 31 December 2023. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated on a monthly basis and payable on an annual basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was payable on an annual basis, and linked to investment performance.

(ii.d)
On 31 December 2018, the Company and CLI renewed a management agreement of alternative investment of insurance funds, effective from 1 January 2019 to 31 December 2020. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. On 1 January 2021, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was between 0.05% and 0.6% according to different ranges of returns; for non-fixed-income
projects, the management fee rate for invested projects was 0.3%, the management fee rates for newly signed projects were between 0.05% and 0.3% according to CLI’s involvement in project management and the performance-related bonus is based on the internal return rate upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income
projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 10% to positive 15% of the investment management fee in the current period.

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

(iii)
On 31 January 2018, the Company and CLP&C signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to 7 March 2023.

F-10
2

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)
Notes (continued):

(iii)
CLP&C and
CL
Sales signed the Strategic Cooperation Agreement on
2
2
July 2019. According to the agreement,
CL Sales
, as an agent of insurance products, provides intermediary services for CLP&C. The two parties determine the specific commissions and the standard of sales management fee through fair negotiation, based on the local market price and the paid- in premium which exclude value-added tax and deducte the premium from batch reduction. This agreement is valid for three years, from 22 July 2019 to 21 July 2022.

(iv)
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

(v)
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

(vi)
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

F-10
3

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	342	348
Amount due from CL Overseas	59	43
Amount due from CLP&C	258	251
Amount due to CLP&C	(17)	(22)
Amount due from CLI	51	32
Amount due to CLI	(445)	(447)
Amount due from CLRE	2	2
Amount due to CLHI	(40)	(38)
Amount deposited with CGB	69,148	71,419
Wealth management products and other financial instruments of CGB	8,384	603
Amount due from CGB Note	9,138	1,240
Amount due to CGB	(80)	(51)
Corporate bonds of Sino-Ocean	356	361
Amount due from Sino-Ocean	7	7
Amount due from CL Ecommerce	3	12
Amount due to CL Ecommerce	(15)	(17)
The resulting balances due from and to subsidiaries of the Company
Amount due to AMC	(717)	(1,293)
Amount due to AMC HK	(8)	(8)
Amount due from Pension Company	46	39
Amount due to Pension Company	(114)	(43)
Amount due from Rui Chong Company	604	114
Note:
Board of directors of the
C
ompany approved and announced on 26 May 2021 to subscribe 918,578,836 shares of Guangfa Bank’s additional stock issue at RMB 8.7364 per share, amounted to RMB 8,025 million. As at 31 December 2021, the
C
ompany has finished the capital injection to Guangfa Bank and was awaiting the final regulatory approval. Therefore the capital contribution was recorded as other account receivable.

(i)	Key management personnel compensation

	For the year ended 31 December
	2021	2020
	RMB million	RMB million
Salaries and other benefits	15	28

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

F-10
4

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

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
As at 31 December 2021, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2021, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

35	SHARE CAPITAL

	As at 31 December 2021		As at 31 December 2020
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2021, the Company’s share capital was as follows:

		As at 31 December 2021
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.

(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

F-10
5

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

36	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available-for-sale securities RMB million	Other comprehensive income reclassifiable to profit or loss under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Other comprehensive income non-reclassifiable to profit or loss under the equity method RMB million	Total RMB million
					(a)	(b)	(c)
As at 1 January 2019	53,905	1,084	(5,412)	69	34,659	33,370	31,933	(254)	—	149,354
Other comprehensive income for the year	—	—	34,006	687	—	—	—	230	(76)	34,847
Appropriation to reserves	—	—	—	—	5,857	1,275	5,955	—	—	13,087
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(86)	(86)
Others	—	64	—	—	—	—	—	—	—	64

As at 31 December 2019	53,905	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,266

As at 1 January 2020	53,905	1,148	28,594	756	40,516	34,645	37,888	(24)	(162)	197,266
Other comprehensive income for the year	—	—	25,674	646	—	—	—	(965)	344	25,699
Appropriation to reserves	—	—	—	—	5,009	5,857	5,159	—	—	16,025
Others	—	(1,055)	—	—	—	—	—	—	—	(1,055)

As at 31 December 2020	53,905	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,935

As at 1 January 2021	53,905	93	54,268	1,402	45,525	40,502	43,047	(989)	182	237,935
Other comprehensive income for the year	—	—	(5,349)	1,233	—	—	—	(388)	(104)	(4,608)
Appropriation to reserves	—	—	—	—	5,096	5,009	5,273	—	—	15,378
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	45	45
Others	—	305	—	—	—	—	—	—	—	305

As at 31 December 2021	53,905	398	48,919	2,635	50,621	45,511	48,320	(1,377)	123	249,055

(a)
Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB 5,096 million for the year ended 31 December 2021 (2020: RMB5,009 million, 2019: RMB5,857 million).

(b)
Approved at the Annual General Meeting in 30 June 2021, the Company appropriated RMB 5,009 million to the discretionary reserve fund for the year ended 31 December 2020 based on net profit under CAS (2020: RMB5,857 million, 2019: RMB1,275 million).

(c)
Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2021, the Company appropriated 10% of net profit under CAS which amounted to RMB 5,096 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2020: RMB5,009 million, 2019: RMB5,857 million). In addition, pursuant to the CAS, the Group appropriated
RMB 177 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2020: RMB150 million, 2019: RMB98 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

F-10
6

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
Changes in liabilities arising from financing activities

	Interest- bearing loans and borrowings	Bonds payable	Lease liabilities	Securities sold under agreements to repurchase	Other liability- payable to the third-party holders of consolidated structured entities	Other liability- interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2019	20,150	—	2,185	192,141	9,407	252	224,135
Changes from financing cash flows	(242)	34,988	(1,348)	(73,552)	11,993	(3,072)	(31,233)
Foreign exchange movement	137	—	—	—	—	—	137
Changes arising from losing control of consolidated structured entities	—	—	—	(501)	—	—	(501)
New leases	—	—	2,239	—	—	—	2,239
Interest expense	—	2	106	—	—	4,147	4,255
Others	—	—	(91)	—	—	—	(91)

At 31 December 2019	20,045	34,990	3,091	118,088	21,400	1,327	198,941

At 1 January 2020	20,045	34,990	3,091	118,088	21,400	1,327	198,941
Changes from financing cash flows	317	—	(1,618)	4,912	21,254	(3,639)	21,226
Foreign exchange movement	(806)	—	—	—	—	—	(806)
Changes arising from losing control of consolidated structured entities	—	—	—	(751)	—	—	(751)
New leases	—	—	1,156	—	—	—	1,156
Interest expense	—	2	113	—	—	3,632	3,747
Others	—	—	(78)	—	—	—	(78)

At 31 December 2020	19,556	34,992	2,664	122,249	42,654	1,320	223,435

F-1
07

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Changes in liabilities arising from financing activities (continued)

	Interest- bearing loans and borrowings	Bonds payable	Lease liabilities	Securities sold under agreements to repurchase	Other liability- payable to the third-party holders of consolidated structured entities	Other liability- interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2021	19,556	34,992	2,664	122,249	42,654	1,320	223,435
Changes from financing cash flows	—	—	(1,517)	117,211	25,208	(6,461)	134,441
Foreign exchange movement	(870)	—	—	—	—	—	(870)
Changes arising from losing control of consolidated structured entities	—	—	—	(368)	—	—	(368)
New leases	—	—	1,086	—	—	—	1,086
Interest expense	—	2	96	—	—	5,500	5,598
Others	—	—	(147)	354	—	—	207

At 31 December 2021	18,686	34,994	2,182	239,446	67,862	359	363,529

F-1
08

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2021

38	PROVISIONS AND CONTINGENCIES
The following is a summary of the significant contingent liabilities:

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Pending lawsuits	506	403

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2021 and 2020, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

39	COMMITMENTS

(a)	Capital commitments
The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Contracted, but not provided for
Investments	94,770	78,954
Property, plant and equipment	1,528	3,063

Total	96,298	82,017

(b)	Operating lease commitments
As lessor, the future minimum rentals receivable under
non-cancellable
operating leases are as follows:

	As at 31 December 2021	As at 31 December 2020
	RMB million	RMB million
Not later than one year	781	768
Later than one year but not later than five years	1,296	1,526
Later than five years	142	193

Total	2,219	2,487

F-1
09